Form 20-F
period 2018-12-31
CORPBANCA/FI
filed 2019-04-29
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018

As filed with the Securities and Exchange Commission on April 29, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the fiscal year ended December 31, 2018

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

None

(Title of Class)

Securities registered for which there is a reporting obligation pursuant Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

512,406,760,091

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☐    No   ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     ☐  Item    17  ☐  Item  18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

About This Report

We file our annual report on Form 20-F and other information with the U.S. Securities and Exchange Commission.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The materials included in this Annual Report on Form 20-F may be downloaded at the SEC’s website: http://www.sec.gov. Any filings we make are also available to the public over the Internet at the SEC’s website at www.sec.gov and at our website at https://ir.itau.cl. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report.)

The terms “Itaú Corpbanca,” “Itaú,” “the Bank,” “we,” “us” and “our” in this Annual Report refer to Itaú Corpbanca together with its subsidiaries unless otherwise specified.

i

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

The selected consolidated financial information included herein as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 is derived from, and presented on the same basis as, our consolidated financial statements prepared under IFRS and should be read together with such consolidated financial statements.

Our financial statement data as of and for the years ended December 31, 2015 and 2016 are not comparable to the data as of and for the years ended December 31, 2017 and 2018 because of the Merger, which was consummated on April 1, 2016. The Merger has been accounted for as a reverse acquisition, based on guidance in IFRS 3 “Business Combinations,” with Banco Itaú Chile (the legal acquiree) considered as the accounting acquirer and Corpbanca (the legal acquirer) considered as the accounting acquiree. Accordingly, the financial statements of Itaú Corpbanca for periods prior to the acquisition date of April 1, 2016 reflect the historical financial information of Banco Itaú Chile. Before the Merger, former Banco Itaú Chile (the legal acquiree) only produced financial statements pursuant to Chilean Banking GAAP, while former Corpbanca (the legal acquirer) from 2009 to 2015 issued financial statements according to Chilean Banking GAAP and according to IFRS.

Readers should exercise caution in determining trends based on prior annual reports. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—The Economy—Critical Accounting Policies and Estimates.”

Our auditors, PricewaterhouseCoopers Consultores Auditores SpA, or PwC, an independent registered public accounting firm, have audited our consolidated financial statements included in this Annual Report.

We have adopted IFRS 9 as issued by the IASB in July 2014 with a date of transition of January 1, 2018, which resulted in changes to our accounting policies. As per the permitted transitional provisions of IFRS 9, we elected not to revise comparative figures; accordingly, some IFRS 9 disclosures presented in our consolidated financial statements and this Annual Report with respect to certain financial assets are not comparable since their classification and measurement may differ between IFRS 9 and the prior standard of IAS 39. Please see Note 1 (k) and (u) and Note 2 “Accounting Changes” to our consolidated financial statements included in this Annual Report for a description of the new accounting policies.

Foreign Currency Markets

In this Annual Report, references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “Ch$” or “CLP” are to Chilean pesos, references to “UF” are to Unidades de Fomento and references to “Colombian pesos” or “COP$” are to Colombian pesos. The UF is an inflation-indexed, Chilean peso-denominated unit that is linked to and adjusted daily to reflect changes in the previous month’s Chilean Consumer Price Index (CPI) of the Chilean National Statistics Institute (Instituto Nacional de Estadísticas). As of December 31, 2018, one UF equaled US$39.68, Ch$27,565.79 and COP$128,896.15 and as of March 31, 2019, one UF equaled US$40.51, Ch$27,565.76 and COP$128,816.98. See “Item 5. Operating and Financial Review and Prospects.”

This Annual Report contains translations of certain Chilean peso amounts into U.S. dollars and Colombian pesos at specified rates solely for the convenience of the reader. These translations should not be construed as representations that such Chilean peso amounts actually represent such U.S. dollar or Colombian pesos amounts, were converted from U.S. dollars or Colombian pesos amounts at the rate indicated in preparing our consolidated financial statements or could be converted into U.S. dollars or Colombian pesos amounts at the rate indicated or any particular rate at all. Unless otherwise indicated, such U.S. dollar and Colombian pesos amounts have been translated from Chilean pesos based on our own exchange rate of Ch$694.73 and Ch$0.2139, respectively, per US$1.00 or COP$1.00, as the case may be, as of December 31, 2018.

Specific Loan Information

Unless otherwise specified, all references in this Annual Report to total loans are to loans and financial leases before deduction for allowances for loan losses, and they do not include loans to banks or unfunded loan commitments. In addition, all market share data and financial indicators for the Chilean banking system when compared to Itaú Corpbanca’s financial information, presented in this Annual Report or incorporated by reference into this Annual Report are based on information published periodically by the SBIF, which is published under Chilean Banking GAAP and prepared on a consolidated basis. Non-performing loans include the principal and accrued interest on any loan with at least one installment more than 90 days overdue. Impaired loans include those loans on which there is objective evidence that customers will not meet some of their contractual payment obligations. At the end of each reporting period the Bank evaluates the impairment of the loan portfolio. For December 31, 2018 this has been assessed in accordance with IFRS 9 and for prior periods in accordance with IAS 39. Past due loans include all installments and lines of credit more than 90 days overdue, provided that the aggregate principal amount of such loans is not included. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Classification of Banks and Loan Portfolios; Allowances for Loan Losses.”

Unless an exception applies, under Decree with Force of Law No. 3 of 1997, as amended (including, without limitation, by Law No. 21,130), also called the Ley General de Bancos or the Chilean General Banking Act, (1) a bank must have an effective net equity (Patrimonio Efectivo) of at least 8% of its risk weighted assets, net of required allowance for loan losses, as calculated in accordance with Chilean Banking GAAP; and (2) the paid-in capital and reserves, or basic capital (capital básico), shall not be lower than (y) 4.5% of its risk weighted assets and (z) 3% of its total assets, in both cases, net of required allowance for loan losses.

Note, however, that in any of the following events a higher effective net equity and/or a higher basic capital may be required:

(1)

If at the moment in which the incorporation deed of a bank is granted (or at the moment in which the authorization of existence of a branch of a foreign bank is granted), at least 50% of the minimum paid-in capital and reserves, or basic capital (capital básico) (i.e., UF800,000 (Ch$22,052.6 million or US$31.7 million as of December 31, 2018)) has not been paid, the respective bank shall have an additional basic capital equal to 2% of its risk weighted assets, net of required allowances, above the general minimum basic capital of 4.5% plus any additional basic capital that may be applicable pursuant to number (2) below. The additional 2% requirement will be reduced to 1% once the bank’s paid basic capital reaches UF 600,000 (Ch$16,539.5 million or US$23.8 million as of December 31, 2018).

(2)	Once the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or the “CMF”) replaces the SBIF (which is expected to occur on June 1, 2019), the following should occur:

a.

Within 18 months from the date in which such replacement occurs, the CMF shall issue a regulation (with the affirmative consent of the Council of the Chilean Central Bank) setting forth (i) the standardized methodology for risk weighting the assets of a bank, and (ii) in the event of banks authorized to use their own methodologies, the requirements to use and implement them. Once such regulation becomes effective, a bank will be required to have an additional basic capital equal to 2.5% of its risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement will come into effect progressively during a 4-year term at a ratio of 0.625% per year, starting on the date in which the CMF issues the aforementioned regulation;

b.

Within 18 months from the date in which such replacement occurs, the CMF shall issue a regulation setting forth the conditions that may trigger the imposition by the Chilean Central Bank of an additional basic capital requirement of up to 2.5% of a bank’s risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement may be imposed by the Chilean Central Bank on a general basis applicable to all banking institutions, as a contra-cyclical measure;

c.

Within 18 months from the date in which such replacement occurs, the CMF shall issue a regulation (with the affirmative consent of the Council of the Chilean Central Bank), which shall set forth the criteria for considering a bank or group of banks of systemic importance. Further, with the affirmative vote of the Chilean Central Bank, the CMF may determine, through a grounded resolution, that a bank is of systemic importance. In such event, the CMF will be entitled to impose, among others, one or more of the following conditions: (y) an increase between 1% and 3.5% to the basic capital over risk weighted assets, net of required allowances, above the aforementioned 8% minimum effective net equity (Patrimonio Efectivo) requirement and (z) an increase of up to 2% to the basic capital over total assets, net of required allowances, above the aforementioned 3% minimum basic capital requirement. The conditions imposed on a bank qualified of systemic importance may be terminated in the event the Council of the CMF determines that a bank no longer has systemic importance; and

d.

If after a review process, to the judgment of the CMF, a bank presents risks not properly protected with the equity requirements mentioned above, the CMF may impose additional equity requirements. Such additional equity requirements may consist in an additional basic capital, or one or more of the instruments listed in numbers (ii), (iii) and (iv) of the following paragraph. In any event, the additional equity requirements shall not exceed 4% of its risk weighted assets, net of required allowances. For these purposes, the CMF shall issue a regulation which shall set forth the criteria applicable in these cases.

For these purposes, the effective net equity of a bank is the sum of (i) the bank’s basic capital, (ii) bonds issued without a maturity date and preferred stock issued once the CMF issues a regulation authorizing their issuance. These instruments shall be valued at their issue price, for an amount up to one third of its basic capital, (iii) subordinated bonds issued by the bank valued at their issue price for an amount of up to 50% of its basic capital (provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity), (iv) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation. Note that the CMF shall issue a regulation setting forth (i) the standardized methodology for risk weighting the assets of a bank, and (ii) in the event of banks authorized to use their own methodologies, the requirements to use and implement them. Once such regulations are issued, voluntary allowances shall be considered up to the following amounts (y) up to 1.25% of its credit risk weighted assets, if standard methodologies are applied, or (z) 0.625% in the event non-standard methodologies are applied, (v) minority interests of up to 20% of the basic capital (provided that if such minority interests exceed 20%, only 20% will be taken into account), minus (vi) goodwill or premiums, paid balances and investments in companies that are not consolidated and (vii) certain deductions to be made in accordance with provisions of chapter 12-1 of the regulations of the SBIF (Recopilación Actualizada de Normas) or the Regulations of the SBIF.

Rounding and Other Matters

Certain figures included in this Annual Report and in our consolidated financial statements as of and for the years ended December 31, 2016, 2017 and 2018 have been rounded for ease of presentation. Percentage figures included in this Annual Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Annual Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements as of and for the years ended December 31, 2016, 2017 and 2018. Certain other amounts that appear in this Annual Report may similarly not sum due to rounding.

Inflation figures relating to Chile are those reported by the Chilean National Statistics Institute (Instituto Nacional de Estadísticas) or INE, unless otherwise stated herein or required by the context. Inflation figures relating to Colombia are those reported by the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística) or DANE, unless otherwise stated herein or required by the context. See “Item 3. Key Information—Presentation of Financial and Other Information—Exchange Rate Information” below.

In this Annual Report, all macroeconomic data related to the Chilean economy is based on information published by the Central Bank of Chile and all macroeconomic data related to the Colombian economy is based on information published by the Central Bank of Colombia or DANE. All market share and other data related to the Chilean financial system is based on information published by the SBIF as well as other publicly available information and all market share and other data related to the Colombian financial system is based on information published by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) as well as other publicly available information. The SBIF publishes the consolidated risk index (ratio of allowance for loans losses over total loans) of the Chilean financial system on a monthly basis. The Colombian Superintendency of Finance publishes every month the consolidated data required to calculate the risk index of the Colombian banking system (loan loss allowances and total loans).

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

As of December 31, 2018, the Bank’s U.S. dollar exchange rate was Ch$694.73 per US$1.00 and the Bank’s Colombian peso exchange rate was Ch$0.2139 per COP$1.00.

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

	For the fiscal years ended December 31,
	2015	2016	2017	2018	2018 (1)
	Ch$	Ch$	Ch$	Ch$	US$
	(in millions of Ch$ and thousands of US$, except for number of shares and per share data)(2)
Interest income	501,982	1,509,203	1,646,329	1,739,317	2,503,587
Interest expense	(278,692)	(870,028)	(863,347)	(851,654)	(1,225,878)

Net interest income	223,290	639,175	782,982	887,663	1,277,709
Net service fee income	71,088	150,796	177,571	186,129	267,916
Trading and investment, foreign exchange gains and other operating income	50,040	83,551	95,965	181,446	261,175
Operating income before provision for loan losses	344,418	873,522	1,056,518	1,255,238	1,806,800
Provisions for loan losses	(42,929)	(245,990)	(315,417)	(279,798)	(402,744)

Total operating income, net of provision for loan losses, interest and fees	301,489	627,532	741,101	975,440	1,404,056
Total operating expenses	(178,460)	(616,627)	(731,147)	(741,527)	(1,067,360)
Total net operating income before income taxes	123,029	10,905	9,954	233,913	336,696
Income attributable to investment in other companies	—	—	—	—	—
Income before income taxes	123,029	10,905	9,954	233,913	336,696
Income taxes	(17,263)	3,568	52,871	(67,059)	(96,525)
Income from continuing operations	105,766	14,473	62,825	166,854	240,171
Income from discontinued operations	—	(504)	—	—	—

Net income for the year	105,766	13,969	62,825	166,854	240,171

	For the fiscal years ended December 31,
	2015	2016	2017	2018	2018(1)
	Ch$	Ch$	Ch$	Ch$	US$
	(in millions of Ch$ and thousands of US$, except for number of shares and per share data)(2)
Equity holders of the Bank	105,757	14,407	67,821	171,331	246,615
Non-controlling interest	9	(438)	(4,996)	(4,477)	(6,444)
Net income per common share(3)	0.919	0.035	0.132	0.334	0.00048
Dividend per common share(4)	18,448	36,387	0.00121	0.045	0.000065
Gross dividends per ADS(4)	n.a.	n.a.	1.80814	67.267	0.09682
Shares of common stock outstanding	115,039,690,651	512,406,760,091	512,406,760,091	512,406,760,091

(1)

Amounts stated in U.S. dollars as of December 31, 2018 and for the year ended December 31, 2018 have been translated from Chilean pesos at our exchange rate of Ch$694.73 per US$1.00 as of December 31, 2018.

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

(4)	Represents dividends or net dividends paid to common shareholders or to ADS holders in respect of net income earned in the prior fiscal year.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2015	2016	2017	2018	2018(1)
	Ch$	Ch$	Ch$	Ch$	US$
	(in millions of Ch$ and thousands of US$)
Cash and deposits in banks	477,809	1,487,137	964,030	987,680	1,421,675
Cash in the process of collection	62,095	145,769	157,017	318,658	458,679
Financial instruments at fair value through profit or loss	—	—	—	96,943	139,541
Financial instruments at fair value through other comprehensive income	—	—	—	2,657,154	3,824,729
Interbank loans at amortized cost	—	—	—	341,244	491,189
Loans and accounts receivable from customers at amortized cost	—	—	—	20,714,370	29,816,432
Financial instruments at amortized cost	—	—		198,923	286,331
Trading portfolio financial assets	17,765	632,557	415,061	—	—
Investments under agreements to resell	10,293	170,242	28,524	109,467	157,568
Derivative financial instruments	227,984	1,102,769	1,248,775	1,368,957	1,970,488
Loans and receivables from banks, net	99,398	150,568	70,077	—	—
Loans and receivables from customers, net	6,705,492	20,444,648	19,764,078	—	—
Financial investments available-for-sale	514,985	2,074,077	2,663,478	—	—
Held to maturity investments	—	226,433	202,030	—	—
Intangible assets	51,809	1,614,475	1,562,654	1,570,964	2,261,258
Property, plant equipment, net	33,970	121,043	130,579	95,564	137,556
Current income taxes	8,275	164,296	238,452	123,129	177,233
Deferred income taxes	13,930	110,765	140,685	178,686	257,202
Other assets	135,742	427,394	429,025	501,797	722,291
Non-current assets held for sale	1,785	37,164	18,308	59,802	86,079

TOTAL ASSETS	8,361,332	28,909,337	28,032,773	29,323,338	42,208,251

Checking accounts and demand deposits	981,349	4,453,191	4,141,667	4,300,475	6,190,139
Transaction in the course of payment	26,377	67,413	109,496	247,165	355,771
Obligations under repurchase agreements	43,727	373,879	420,920	1,015,614	1,461,883
Time deposits and saving accounts	3,952,573	11,581,710	10,065,243	10,121,111	14,568,409
Derivative financial instruments	253,183	907,334	1,095,154	1,112,806	1,601,782
Borrowings from financial institutions	658,600	2,179,870	2,196,130	2,327,723	3,350,543
Debt issued	1,504,335	5,460,253	5,950,038	6,010,124	8,651,021
Other financial obligations	20,733	25,563	17,066	12,400	17,849
Current income tax provision	543	1,886	624	1,191	1,714
Deferred income taxes	67	57,636	26,354	471	678
Provisions	75,924	100,048	117,889	214,903	309,333
Other liabilities	52,480	269,810	463,435	521,795	751,076
Liabilities directly associated with non-current assets held for sale	—	7,032	—	—	—

TOTAL LIABILITIES	7,569,891	25,485,625	24,604,016	25,885,778	37,260,198

Equity attributable to equity holders of the Bank	791,382	3,184,743	3,211,477	3,219,478	4,634,143
Non-controlling interest	59	238,969	217,280	218,082	313,909

TOTAL EQUITY	791,441	3,423,712	3,428,757	3,437,560	4,948,052

TOTAL LIABILITIES AND EQUITY	8,361,332	28,909,337	28,032,773	29,323,338	42,208,251

(1)

Amounts stated in U.S. dollars as of December 31, 2018 and for the year ended December 31, 2018 have been translated from Chilean pesos at our exchange rate of Ch$694.73 per US$1.00 as of December 31, 2018.

CONSOLIDATED RATIOS

	As of and for the Year Ended December 31,
	2015	2016	2017	2018
Profitability and Performance
Net interest margin(1)	3.0%	3.0%	3.2%	3.5%
Return on average total assets(2)	1.3%	0.1%	0.2%	0.6%
Return on average equity(3)	13.9%	0.5%	1.8%	4.8%
Efficiency ratio (consolidated)(4)	49.6%	68.0%	67.3%	67.7%
Dividend payout ratio(5)	31.0%	50.0%	30.0%	40.0%
Capital
Average equity as a percentage of average total assets	9.4%	11.3%	11.9%	11.9%
Shareholders’ equity as a percentage of total liabilities	10.5%	12.5%	13.1%	12.4%
Asset Quality
Allowances for loan losses as a percentage of non-performing loans(6)(7)	104.9%	158.6%	133.9%	169.6%
Non-performing loans as a percentage of total loans(6)	1.3%	1.7%	2.3%	2.1%
Allowances for loan losses as a percentage of total loans (Risk Index)(7)	1.4%	2.7%	3.0%	3.6%
Past due loans as a percentage of total loans(8)	0.8%	0.5%	0.6%	0.8%
Other Data
Inflation rate	4.4%	2.7%	2.3%	2.6%
Revaluation (devaluation) rate (Ch$/US$) (foreign exchange rate)	17.3%	(5.7)%	(8.3)%	13.1%
Number of employees	2,549	9,659	9,492	9,179
Number of branches and offices	97	398	375	363

(1)	Net interest margin is defined as net interest income divided by average interest-earning assets.
(2)	Return on average total assets is defined as net income divided by average total assets.
(3)	Return on average equity is defined as net income divided by average shareholders’ equity.
(4)

Efficiency ratio (consolidated) is defined as total operating expenses as a percentage of operating income consisting of aggregate of net interest income, net service fee income, net gains from make-to-market and trading exchange differences (net) and other operating income (net).

(5)	Dividend payout ratio represents dividends divided by net income paid in each period.
(6)

Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue. Total loans in 2018 corresponds to loans at amortized cost. Our loan portfolio classified as stage 3, under IFRS 9, was Ch$884,977 million as of December 31, 2018, with an ECL coverage of 3.6%.

(7)

Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39.

(8)	Past due loans include all installments and lines of credit more than 90 days overdue and does not include the aggregate principal amount of such loans.

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

In 2018, our aggregate gross loan portfolio increased by 5.4% due to several positive factors in the business environment, particularly better economic conditions in the countries where we operate. Our loan portfolio performed well throughout 2018, particularly with respect to consumer loans, which have shown a consistent improved performance since the second quarter of 2017. This trend is a key indicator that we are making progress towards balancing our loan portfolio. Our business strategy is to grow profitably while increasing our loan portfolio size.

Through the further expansion of our loan portfolio in retail segments, we are seeking to decrease our corporate segment concentration and, as a result, balance our loan portfolio and strengthen our retail operation (particularly in the consumer segment), which may expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

As of December 31, 2018, commercial loans represented 66.9% of our total loan portfolio compared to 67.3% as of December 31, 2017. As of December 31, 2018, mortgage loans represented 20.7% of our total loan portfolio compared to 20.4% as of December 31, 2017 and consumer loans represented 12.4% of our total loan portfolio compared to 12.3% as of December 31, 2017.

Although the consumer loans portfolio represents the single highest level of risk in our loan portfolio, the most material loan losses experienced during 2016 and 2017 came from our largest wholesale clients. As of December 31, 2018, the risk index (ratio of allowance for loans losses over total loans) of the consumer segment was 8.1% while other business units of our loan portfolio, such as mortgage loans and commercial loans, had lower risk indexes of 1.5% and 3.4% respectively.

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

As of December 31, 2018, our allowance for loan losses was Ch$768,120 million (excluding allowances for loan losses on loans and receivable to banks) and the risk index (or allowances for loan losses to total loans) was 3.6%. The amount of allowance for loan losses is based on our current assessment and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among others, our customers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chilean and Colombian economies, government macroeconomic policies, interest rates and the legal and regulatory environment. Many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses require recalibration, which may lead to increased provision for loan losses. If our assessment of, and expectations concerning, the above mentioned factors differ from actual developments, if the quality of our loan portfolio deteriorates or if the future actual losses exceed our estimates, our provisions may not be adequate to cover actual losses and we may need to make additional reserves, which may materially and adversely affect our results of operations and financial condition.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

As of December 31, 2018, our non-performing loans were Ch$452,947 million, which resulted in a non-performing to total loans ratio of 2.1% as of December 31, 2018. Further, our loan portfolio classified as stage 3, under IFRS 9, was Ch$884,977 million with an ECL coverage of 3.6% as of December 31, 2018. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting the Chilean or Colombian economies. If such deterioration were to occur, it could materially and adversely affect our financial conditions and results of operations.

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

Unless an exception applies, Chilean banks are required by the Chilean General Banking Act (as amended) to maintain (1) a regulatory capital of at least 8% of risk-weighted assets, net of required allowance for loan losses and deductions, as calculated in accordance with Chilean Bank GAAP, and a (2) basic capital not lower than (y) 4.5% of its risk weighted assets and (z) 3% of its total assets, in both cases, net of required allowance for loan losses.

Note, however, that in any of the following events a higher effective net equity and/or a higher basic capital may be required:

(1)

If at the moment in which the incorporation deed of a bank is granted (or at the moment in which the authorization of existence of a branch of a foreign bank is granted), at least 50% of the minimum paid-in capital and reserves, or basic capital (capital básico) (i.e., UF800,000 (Ch$22,052.6 million or US$31.7 million as of December 31, 2018)) has not been paid, the respective bank shall have an additional basic capital equal to 2% of its risk weighted assets, net of required allowances, above the general minimum basic capital of 4.5% plus any additional basic capital that may be applicable pursuant to number (2) below. The additional 2% requirement will be reduced to 1% once the bank’s paid basic capital reaches UF 600,000 (Ch$16,539.5 million or US$23.8 million as of December 31, 2018).

(2)	Once the CMF replaces the SBIF, the following should occur:

a.

Within 18 months from the date in which such replacement occurs, the CMF shall issue a regulation (with the affirmative consent of the Council of the Chilean Central Bank) setting forth (i) the standardized methodology for risk weighting the assets of a bank, and (ii) in the event of banks authorized to use their own methodologies, the requirements to use and implement them. Once such regulation becomes effective, a bank will be required to have an additional basic capital equal to 2.5% of its risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement will come into effect progressively during a 4-year term at a ratio of 0.625% per year, starting on the date in which the CMF issues the aforementioned regulation;

b.

Within 18 months from the date in which such replacement occurs, the CMF shall issue a regulation setting forth the conditions that may trigger the imposition by the Chilean Central Bank of an additional basic capital requirement up to 2.5% of a bank’s risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement may be imposed by the Chilean Central Bank on a general basis applicable to all banking institutions, as a contra-cyclical measure;

c.

Within 18 months from the date in which such replacement occurs, the CMF shall issue a regulation (with the affirmative consent of the Council of the Chilean Central Bank), which shall set forth the criteria for considering a bank or group of banks of systemic importance. Further, with the affirmative vote of the Chilean Central Bank, the CMF may determine, through a grounded resolution, that a bank is of systemic importance. In such event, the CMF will be entitled to impose, among others, one or more of the following conditions: (y) an increase between 1% and 3.5% to the basic capital over risk weighted assets, net of required allowances, above the aforementioned 8% minimum effective net equity (Patrimonio Efectivo) requirement and (z) an increase of up to 2% to the basic capital over total assets, net of required allowances, above the aforementioned 3% minimum basic capital requirement. The conditions imposed on a bank qualified of systemic importance, may be terminated in the event the Council of the CMF determines that a bank no longer has systemic importance; and

d.

If after a review process, to the judgment of the CMF, a bank presents risks not properly protected with the equity requirements mentioned above, the CMF may impose additional equity requirements. In any event, the additional equity requirements shall not exceed 4% of its risk weighted assets, net of required allowances. For these purposes, the CMF shall issue a regulation which shall set forth the criteria applicable in these cases.

Due to the Merger and considering that the market participation of the merged bank was higher than 15% and below 20%, the SBIF considered the Bank to have a material market share and therefore imposed a larger regulatory minimum capital of 10% on the Bank instead of the previous 8%. For the purposes of maintaining a high solvency classification from the SBIF and continued compliance with the SBIF’s capital requirements on us, our intention is to have the highest classification from the SBIF. As of December 31, 2018, our regulatory capital to risk weighted assets ratio was 14.65% according to the rules issued by the SBIF, which implement the Basel I capital requirements standards in Chile. See “Item 4—Information on the Company—B. Business Overview— Capital Adequacy Requirements” for more information on capital adequacy requirements in Chile.

Additionally, Colombian financial institutions are subject to capital adequacy requirements that are based on applicable Basel Committee standards. Current regulations establish four categories of assets, which are each assigned different risk weights, and require that a credit institution’s Technical Capital (as defined below) be at least 9% of that institution’s total risk-weighted assets, and that its ordinary basic capital be at least 4.5% of that institution’s total risk-weighted assets. Technical Capital for the purposes of the Colombian regulations consists of the sum of tier one capital (ordinary basic capital), additional tier one capital (additional basic capital) and tier two capital (additional capital). As of December 31, 2018, the consolidated ratio for our Colombian operations (calculated according to the Colombian Superintendency of Finance definitions for “Total Solvency” (Solvencia Total)) was 14.61%. See “Item 4. Information on the Company—B. Business Overview— Capital Adequacy Requirements” for more information on capital adequacy requirements in Colombia.

Furthermore, the Colombian government recently issued Decree No. 1477 of 2018 which provides for complementary ratio mechanisms such as (i) an additional primary solvency ratio (Relación de Solvencia Básica Adicional), (ii) a leverage ratio (Relación de Apalancamiento) and (iii) buffers (Colchones). These new complementary ratio mechanisms are in process of implementation in Colombia to adopt the recommendations set forth by Basel III. However, financial institutions shall comply with Decree No. 1477 of 2018 no later than February 6, 2020, except with respect to the matters regarding the additional primary solvency ratio and the buffers, which will have a gradual implementation for a four year term, starting after February 6, 2020. See “Item 4. Information on the Company—Colombian Banking Regulation and Supervision – Capital Adequacy Requirements Amendment.”

Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

•	the increase of risk-weighted assets as a result of the expansion of our business;

•	the failure to increase our capital correspondingly;

•	losses resulting from a deterioration in our asset quality;

•	declines in the value of our financial instruments at fair value through other comprehensive income;

•	goodwill and minority interest;

•	changes in accounting rules;

•	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in the countries we operate; and

•	fluctuations in exchange rates that could impact our loan portfolio, valuation adjustments due to the translation effects in equity or hedging strategies.

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

In 2015, the SBIF and the Central Bank published new liquidity standards and ratios to be implemented and calculated by all banks. The first stage of these new liquidity requirements, which is currently being implemented, is intended to improve the information—in quantity and quality—about the actual situation of banks without imposing specific limits, except liquidity mismatches for 30-day and 90-day periods, for which thresholds with respect to banks’ capital, are already in place. As of December 31, 2018, the liquidity coverage ratio (LCR) for our Chilean operations was 130%. Since we have no certainty regarding the limits to be imposed by the regulator to the banking industry and Itaú Corpbanca in particular, we cannot assure you that new liquidity requirements will not have a material impact on our financial condition or results of operations in the future. See “Item 4—Information on the Company—B. Business Overview— Reserve Requirements” for more information on liquidity requirements in Chile.

Liquidity adequacy requirements for Colombian financial institutions (as set forth in Resolución Externa No. 5 de 2008, as amended, issued by the board of directors of the Central Bank of Colombia) include 11% on demand and savings deposits, with the exception of time certificates of deposit under 18 months, in which case the percentage is 4.5% or 0% when they exceed that term. As of December 31, 2018, the LCR for our Colombian operations (calculated according to the Colombian Superintendency of Finance) was 253.82% (108% under our internal models based on Basel III standards). Although we have historically complied with our required liquidity ratios, there can be no assurance that we will continue to do so in the future. See “Item 4—Information on the Company—B. Business Overview— Reserve Requirements” for more information on liquidity requirements in Colombia.

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

We are subject to market risk.

We are affected by changes in local and global economic conditions as both domestic and international idiosyncratic factors and market structures have an impact in our activities. As a bank with regional exposure, market risk, or the risk of losses in positions arising from movements in market prices, is inherent in the products and instruments associated with our operations, including loans, deposits, securities, bonds, long-term debt, short-term borrowings, proprietary trading in assets and liabilities and derivatives. Moreover, as we operate in financially integrated economies, changes in market conditions that may affect our financial condition and results of operations include fluctuations in interest and currency exchange rates, securities prices, and changes in the implied volatility of interest rates and foreign exchange rates, among others.

Our results of operations are affected by interest rate volatility and inflation rate volatility.

Our results of operations depend to a great extent on our net interest income. In 2016, 2017 and 2018, our ratio of net interest income to total operating income before provision for loan losses was 73.2%, 74.1% and 70.7%, respectively. Changes in market interest rates in Chile or Colombia could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest income. Interest rates are highly sensitive to many factors beyond our control, including the monetary policies of the Central Bank of Chile and the Central Bank of Colombia, changes in regulation of the financial sector in Chile and Colombia, domestic and international economic and political conditions and other factors. Yields on the Chilean government’s 90-day benchmark rate reached a high of 3.1% and a low of 2.8% in 2015, a high of 3.6% and a low of 3.5% in 2016, a high of 3.2% and a low of 2.5% in 2017 and a high of 2.9% and a low of 2.5% in 2018. On the other hand, the Colombian government does not issue short-term bonds of 30, 60 or 90 days as the Chilean government does. Instead, every month the board of directors of the Central Bank of Colombia determines the benchmark rate in order to achieve a specific goal of inflation. Yields on the Colombian benchmark rate reached a high of 7.8% and a low of 5.8% for 2016, a high of 7.5% and a low of 4.8% for 2017 and a high of 4.8% and a low of 4.3% in 2018. As of December 31, 2016 and 2017, we had Ch$2,074 million, Ch$2,663 million, respectively, in financial investments available-for-sale and as of December 31, 2018, we had Ch$2,657 million in financial instruments at fair value through other comprehensive income. In the current global economic climate, there is a greater degree of uncertainty and unpredictability in the policy decisions and the setting of interest rates by the Central Bank of Chile and the Central Bank of Colombia and, as a result, any volatility in interest rates could adversely affect us, including our future financial performance and the market value of our securities. In addition, inflation rate volatility could adversely affect our net interest income due to fluctuations in the gap between assets and liabilities that are indexed to the UF.

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

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. For example, IFRS 9 was adopted as of January 1, 2018, establishing a new impairment model of expected loss and making changes to the classification and measurement requirements for financial assets and liabilities. In addition, we adopted IFRS 16 as of January 1, 2019, requiring new standards for the recognition, measurement, presentation and disclosure of leases. This led to approximately Ch$176,795 million of assets for the right of use and lease liabilities for the same amount as of the date of adoption of IFRS 16. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. We cannot assure you that future changes in financial accounting and reporting standards will not substantially affect our results of operations or performance indicators, as we do not know the extent of future standards.

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

Time deposits and other term deposits are our primary sources of funding, which represented 39.1% of our liabilities as of December 31, 2018. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our business, results of operations and financial condition may be materially and adversely affected.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

Economic policies and any future changes in the value of the Chilean peso or the Colombian peso against the U.S. dollar could affect the dollar value of our securities, since the equity value of Itaú Corpbanca is hedged against our base currency Chilean peso. The Chilean peso and the Colombian peso have been subject to significant fluctuations in their value against the U.S. dollar in the past and could be subject to similar fluctuations in the future. As of December 31, 2016, the Chilean peso appreciated against the U.S. dollar by 5.7% and the Colombian peso appreciated against the U.S. dollar by 4.2%, each as compared to December 31, 2015. As of December 31, 2017, the Chilean peso appreciated against the U.S. dollar by 8.3% and the Colombian peso appreciated against the U.S. dollar by 0.5%, each as compared to December 31, 2016. As of December 31, 2018, the Chilean peso depreciated against the U.S. dollar by 13.1% and the Colombian peso depreciated against the U.S. dollar by 8.8%, each as compared to December 31, 2017.

Our results of operations may be affected by fluctuations in exchange rates between and among the Chilean peso, the Colombian peso and the U.S. dollar despite our internal policy and Chilean and Colombian regulations relating to the general avoidance of material exchange rate gaps. As of December 31, 2016, 2017 and 2018, the gap between foreign currency denominated assets and foreign currency denominated liabilities, excluding derivatives, was Ch$(606,535) million, Ch$(571,951) million and Ch$720,224 million, respectively.

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

As of December 31, 2018, on a consolidated basis we had 5,685 employees in Chile (including 32 at our New York Branch), of which 61.3% were unionized, and 3,494 employees in Colombia, of which 30.3% were unionized. We are parties to collective bargaining agreements with unions representing our employees in Chile and Colombia. Itaú Corpbanca’s current labor agreements with five unions in Chile were subscribed in 2017 and expire on May 31, 2020, November 23, 2020 and December 4, 2020. Itaú Corpbanca Colombia’s current labor agreement with 23 unions in Colombia was subscribed on September 1, 2017 and expires on August 31, 2019. We generally apply the relevant terms of our collective bargaining agreement to unionized and non-unionized employees in each of the markets in which we operate. We have traditionally enjoyed good relations with our employees and their unions. However, we may not be able to renew our collective bargaining agreements on satisfactory terms or at all. This could result in strikes or work stoppages, which could result in substantial losses. The terms of existing or renewed agreements could also significantly increase our costs or negatively affect us. Also, a strengthening of cross-industry labor movements may result in increased employee or labor costs that could materially and adversely affect our business, financial condition or results of operations.

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

On February 23, 2017, Law No. 21,000, was published. This new law modifies, among other matters, the corporate governance and operation of the Chilean regulator for securities and insurance and establishes the CMF. For more information, see “Item 4. Information on the Company—B. Business Overview—Changes in the Governance of Our Regulators.” These changes in our regulators’ laws may result in further changes in banking regulations or other consequences that could have a material adverse effect on our financial condition or results of operations.

The banking regulatory and capital markets environment in which we operate is continually evolving and may change.

Changes in banking regulations may materially and adversely affect our business, financial condition and results of operations. Chilean laws, regulations, policies and interpretations of laws relating to the financial system are continually evolving and changing. For more information, see “Item 4. Information on the Company—B. Business Overview—Chilean Banking Regulation and Supervision—Recent Regulatory Developments in Chile.”

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

Colombia has also experienced recent changes in applicable laws, regulations and policies, such as those regarding financial inclusion and consumer protection. In order to promote financial inclusion, the Colombian Congress passed Law No. 1,735 of 2014, which created a new type of financial entity called Specialized Electronic Deposit and Payment Institutions (Sociedades Especializadas en Depósitos y Pagos Electrónicos, or SEDPEs). Previously, the only activities these entities were authorized to perform were remote cash-in and cash-out deposit operations, the allocation of customers’ funds in electronic deposit accounts and the offering of transactional services such as remittances, transfers and payments. However, SEDPES have recently been authorized to use correspondent networks and open accounts remotely, and SEDPE customers are authorized to have more than one account per SEDPE, which may further encourage the utilization of SEDPEs in the Colombian financial market. Additionally, along with the global trend to increase the use of technology for different financial services, new regulations may be issued by the Colombian government in order to facilitate the incorporation of these entities into the financial system. Such changes and trends may increase competition in the Colombian financial market and may impair our ability to expand or retain our customer base. On July 31, 2018, the Colombian Ministry of Finance issued Decree No. 1357, which permitted the creation of companies with the purpose of managing electronic systems destined for crowdfunding. The creation of these companies may have an impact on our business, given that they offer an alternative to finance projects that is different from traditional loans.

Pursuant to the objective of the Colombian government in adopting the recommendations set forth by Basel III, the Colombian Ministry of Finance issued Decree No. 1477 of 2018 which provides for complementary ratio mechanisms such as (i) an additional primary solvency ratio (Relación de Solvencia Básica Adicional), (ii) a leverage ratio (Relación de Apalancamiento), and (iii) buffers (Colchones). Financial institutions shall comply with Decree No. 1477 of 2018, no later than February 6, 2020, except on the matters regarding the additional primary solvency ratio and the buffers, which will have a gradual implementation for a four year term, starting after February 6, 2020. See “Item 4. Colombian Banking Regulation and Supervision – Capital Adequacy Requirements Amendment.”

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

On October 19, 2017, the SBIF filed a complaint against Itaú Corpbanca regarding the same alleged violations, giving rise to a new administrative procedure. On November 14, 2017, Itaú Corpbanca filed a special constitutional rights action (Acción de Protección) before the Santiago Court of Appeals that was declared inadmissible. This ruling was confirmed by the Supreme Court. On November 22, 2017, Itaú Corpbanca filed a defense arguing that it acted in full compliance with applicable law. Pursuant to resolution No. 101, dated January 4, 2019, the SBIF partially accepted the defenses of Itaú Corpbanca, imposing a fine for one of the three charges originally formulated. The total amount of the fine imposed was Ch$5,985,328,978. In an extraordinary meeting on January 14, 2019, Itaú Corpbanca’s board of directors analyzed the grounds and consequences of resolution No. 101, including potential courses of action, and reaffirmed the conviction that Itaú Corpbanca has acted in compliance with applicable law. Notwithstanding the foregoing, Itaú Corpbanca decided not to file any appeals against the SBIF’s resolution.

Security breaches, including cyber-attacks, could materially and adversely affect our business, financial condition and results of operations.

We manage and hold confidential personal information of customers in the conduct of our banking operations, and offer various internet-based services to our clients, including online banking services. We could be liable for breaches of security in our online banking services, including cybersecurity breaches. The secure transmission of confidential information over the Internet is essential to maintain our clients’ confidence in our online services. In certain cases, we are responsible for protecting customers’ proprietary information as well as their accounts with us. We have security measures and processes in place to defend against cybersecurity risks; however, cyber-attacks are rapidly evolving (including computer viruses, malicious code, phishing or other information security breaches), and we may not be able to anticipate or prevent all such attacks, which could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers’ confidential, proprietary and other information. Individuals may also seek to intentionally disrupt our online banking services or compromise the confidentiality of customer information with criminal intent. Although we have procedures and controls to safeguard personal information in our possession, as well as systems and processes that are designed to recognize and assist in preventing security breaches, failure to protect against or mitigate breaches of security or other unauthorized disclosures remains a possibility. If such event occurs, the Bank could be in breach of privacy laws or other laws and/or regulations, which could make us subject to legal proceedings and administrative sanctions, including damages, and in turn adversely affect our ability to offer and grow our online services, cause a loss of customer relationships, negatively impact our reputation, and have an adverse effect on our business, results of operations and financial condition.

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

We invest in debt securities issued by the Chilean and Colombian governments, the Central Bank of Chile and the Chilean Ministry of Finance that, for the most part, are short-term and highly liquid instruments. As of December 31, 2018, 4.7% of our total assets comprised securities issued by the Chilean government and 3.3% of our total assets comprised securities issued by foreign governments, mostly by the Colombian government. If the Chilean or Colombian governments default on the timely payment of such securities, our business, financial condition and results of operations may be adversely affected.

A downgrade of Itaú Corpbanca’s counterparty credit rating by international or domestic credit rating agencies could materially and adversely affect our debt credit rating for domestic and international debt, our business, our future financial performance, shareholders’ equity and the value of our securities.

Following the consummation of the Merger, Standard & Poor’s and Moody’s upgraded our long and short term ratings to BBB+/A-2 and A3/Prime-2, respectively. On August 22, 2018, Standard and Poor’s confirmed the aforementioned ratings and revised our rating outlook from “Negative” to “Stable,” as concerns related to Chile’s economic imbalances have diminished.

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

We are currently controlled by Itaú Unibanco, which as of March 31, 2019 had a 38.14% beneficial ownership stake in us. Since we are part of a larger conglomerate of companies owned by Itaú Unibanco, if other businesses controlled by Itaú Unibanco face difficulties from a business or reputational standpoint, we may suffer adverse consequences. If we were to be associated with these events, our reputation could be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

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

In December 2016, Helm LLC (“Helm”) initiated an arbitration proceeding before the ICC International Court of Arbitration (the “ICC”) against Corp Group Holding Inversiones Ltda. (“Corp Group”) and Itaú Corpbanca (collectively, “Respondents”). Helm alleged that the Respondents had breached (i) the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated July 31, 2013, which governs Itaú Corpbanca’s subsidiary Itaú Corpbanca Colombia (formerly Banco Santander Colombia S.A.), and (ii) the Transaction Agreement, dated January 29, 2014, as amended and restated, which governs the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú Corpbanca of certain shares of Itaú Corpbanca Colombia from Corp Group.

During the course of the proceedings, Helm demanded that Itaú Corpbanca and Corp Group effect the acquisition of its shares of Itaú Corpbanca Colombia at a price in excess of the price agreed with Corp Group in the Transaction Agreement, which would have totaled approximately $850 million (with interest at 9% per year from January 29, 2014 onwards). On February 28, 2019, a three-member Tribunal of the ICC rejected Helm’s demand and ordered Helm to sell its shares of Itaú Corpbanca Colombia, which represent 19.44% of the equity in Itaú Corpbanca Colombia, to Respondents at approximately $299 million (including interest at LIBOR plus 2.7% per year from April 1, 2016 onwards). Itaú Corpbanca intends to purchase the shares from Helm. This price of $299 million implies a valuation multiple of 1.36 times the book value of Itaú Corpbanca Colombia as of December 31, 2018 and is consistent with the valuations of Itaú Corpbanca Colombia in Itaú Corpbanca’s financial statements. The acquisition, when completed, will result in an estimated impact of 0.82% on Itaú Corpbanca’s Common Equity Tier 1 capital, as if we were applying the new regulatory capital requirements on a fully loaded basis, under the Basel III standards (using exchange rates as of February 28, 2019). The purchase of shares of Itaú Corpbanca Colombia by Itaú Corpbanca will be subject to regulatory approvals in Colombia, Chile and Brazil.

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

We may not effectively manage risks associated with the replacement of benchmark indices.

A significant portion of our income, expenses and liabilities is directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies. In addition, interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny. Some of these reforms are already effective while others are yet to be implemented, including the majority of the provisions of the EU Benchmark Regulation (Regulation (EU) 2016/1011). In 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA) announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. This and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduce a number of risks for us including legal risks arising from potential changes required to document new and existing transactions, financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates, pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments, operational risks arising from the potential requirement to adapt information technology systems, trade reporting infrastructure and operational processes, and conduct risks arising from the potential impact of communication with customers and engagement during the transition period. The replacement benchmarks, and the timing of and mechanisms for implementation have not yet been confirmed by central banks. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Relating to Chile, Colombia and Other Countries in Which We Operate

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

As a regulated financial institution, we are required to submit to the SBIF unaudited consolidated and unconsolidated balance sheets and income statements on a monthly basis. These statements have to be prepared in accordance with the Compendium of Accounting Standards (Compendio de Normas Contables y Manual del Sistema de Información), or the “Compendium,” and the rules of the SBIF. Certain exceptions introduced by the SBIF prevent banks from achieving full convergence, for example loan loss provisions, assets received in lieu of payment among others. Also, the SBIF is vested with the authority to issue specific orders to banks, including on accounting matters. In situations not addressed by the guidance issued by the SBIF, institutions must follow IFRS. However, our consolidated financial statements as of and for the three years ended December 31, 2018 have been prepared in accordance with IFRS in order to comply with SEC requirements.

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

As of December 31, 2018, the aggregate exposure of AFPs to us was US$5,928 million or 3.1% of their total assets. If the exposure of any AFP to us exceeds the regulatory limits, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our business, financial condition and results of operations.

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

As a corporation (sociedad anónima), we are subject to the partially-integrated tax regime (corporate tax of 25.5% for 2017 and 27% beginning in 2018). Under this system, when the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 35%, against which only a 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax (which could raise the final tax burden up to 44.45%); provided that, the deduction available to shareholders resident in a country with which Chile maintains a tax treaty in force would be 100%, with the tax burden then remaining at 35%. See “Item 4—Information on the Company—B. Business Overview—Recent Regulatory Developments in Chile—Tax Reform.”

It should be noted that on August 21, 2018, a bill was submitted to the Chilean National Congress aimed at reforming the tax legislation. Among other modifications, such bill proposes to unify the tax regime applicable to taxpayers subject to corporate tax, under which a general corporate tax rate of 27% would apply, which would be fully creditable against final taxes. To date, this bill is still under discussion by the Chilean National Congress.

In addition, on December 29, 2016, the Colombian Government approved a tax reform under Law No. 1,819 and subsequently, on December 18, 2018, Law No. 1,943 came into force on January 1, 2019. See “Item 4—Information on the Company—B. Business Overview— Recent Regulatory Developments in Colombia — Tax Reform.”

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

On November 6, 2018, President Sebastián Piñera submitted Bill No. 12212-13 with the purpose of introducing changes to the existing Chilean pension funds system, specifically related to solidary pensions, the individual capitalization pension system and new schemes of pensions for the middle class and women.

Under this proposal, companies would have to contribute to the system with 4% contribution to be exclusively funded by employers. This amendment would have a gradual implementation during a period of five years. Additionally, the employer would be obliged to contribute 0.2% of the gross salary of its employees to fund disability insurance. This insurance would be applicable to all elderly employees with a serious physical or mental disability.

Further, the bill states that the solidarity fund (Pilar Solidario) will increase approximately 40% given that the Chilean government is expected to contribute 1.12% of the GDP to the fund.

Should this bill come into effect, it may cause a relevant increase in our labor costs and, therefore, have a material adverse effect on our financial and operational results.

Colombian tax haven regulation could adversely affect our business and financial results.

Decree No. 1,966 of 2014 amended by Decree No. 2,095 of 2014 designates 37 jurisdictions as tax havens for Colombian tax purposes. In October 2014, Panama and Colombia signed a memorandum of understanding by which they agreed to execute a double taxation treaty. Therefore, Panama is currently not considered a tax haven for Colombian tax purposes. However, if in the future Panama is considered a tax haven under Colombian tax regulations, the clients of our Colombian subsidiaries in Panama who are residents in such jurisdiction would be subject to the following regulations: (i) higher withholding tax rates including a higher withholding rates over financial yields derived from investments in the Colombian securities market, (ii) the Colombian transfer pricing regime and its reporting duties, (iii) an assumption for Colombian authorities of residency for the purposes of qualifying a conduct as abusive under tax regulations, (iv) the disallowance of payments made to residents or entities located in tax havens as costs or deductions, unless the respective withholding tax has been applied and (v) other additional information disclosure requirements.

Any downgrading of Chile’s or Colombia’s debt credit rating for domestic and international debt by international credit rating agencies may also affect our business and future financial performance.

Any adverse revisions to Chile’s or Colombia’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, and, as a result, our cost of funding, including interest rates paid on our deposits and securities. In December 2017, S&P downgraded the rating of its long-term foreign currency sovereign credit ratings on Colombia from “BBB” to “BBB-,” on the grounds of Colombia’s weakened fiscal and external profiles generating diminished policy flexibility. Additionally, in February 2018 Moody’s changed Colombia’s rating outlook from stable to negative. This was driven by (i) expectation of a slower pace of fiscal consolidation and weakening fiscal metrics and (ii) the risk that new government, post the 2018 presidential elections, will not have an effective mandate to pass additional fiscal measures to preserve Colombia’s fiscal strength. In December 2018, S&P maintained the previous 2017 rating of Colombia’s long-term foreign currency sovereign credit rating at a “BBB-” given the volatile global economy and oil prices raise risks to what has been a moderate economic recovery, following the tentative nature of the approach due to the 2018 elections as well as risks to the pace of improvement in the country’s external indebtedness and liquidity indicators. Currently,

Colombia’s long-term debt denominated in foreign currency is rated “BBB-” by S&P, “Baa2” with negative outlook by Moody’s and “BBB” by Fitch. We cannot assure you that Colombia’s credit rating or rating outlook will not be further downgraded in the future. In July 2017, S&P downgraded Chile’s long-term foreign currency rating to “A+” from “AA-”, with a stable outlook. Also, Fitch Ratings downgraded Chile’s long-term foreign-currency issuer default rating (IDR) to “A” from “A+”, and long-term local-currency IDR to “A+” from “AA-” with a stable outlook. Finally, Moody’s changed outlook on Chile’s ratings to negative. We cannot assure you that Chile’s credit rating or rating outlook will not be further downgraded in the future. If further adverse revisions to Chile’s or Colombia’s credit ratings or rating outlook were to occur, it could have a material adverse effect on our business, future financial performance, shareholders’ equity and the value of our securities.

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

Substantially all of our loans are to borrowers doing business in Chile or Colombia. Accordingly, the recoverability of these loans in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile and Colombia. The Chilean and Colombian economies have been influenced, to varying degrees, by economic conditions in other emerging market countries. Future developments in or affecting the Chilean or Colombian economies, including consequences of economic difficulties in emerging and developed markets, including some of our neighbor countries, or a deceleration in the economic growth of Asian or other developed nations to which Chile and Colombia export a majority of their respective goods, could materially and adversely affect our business, financial condition or results of operations. In this regard, with close to one third of exports, of which approximately 75.9% is copper, sent to China, developments in the Chinese economy have relevant implications in the investment, growth and exchange valuation in Chile. Additionally, changes in the economic and political outlook in the United States, Europe and Latin America influence our growth prospects, with 16.8%, 11.6% and 15.2 of exports sent to these regions, respectively.

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

Colombia continues to experience internal security issues that have had or could have in the future a negative effect on the Colombian economy.

Colombia continues to experience internal security issues, primarily due to the activities of guerrilla groups such as non-demobilized groups within the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia, or the FARC), National Liberation Army (Ejército de Liberación Nacional, or the ELN), paramilitary groups drug cartels and criminal gangs (Bacrim). In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers.

A peace agreement with the FARC was reached in September 2016 and the government submitted the agreement to approval via referendum, but the agreement was not approved. However, the Colombian Congress subsequently approved a revised peace agreement, and in December 2016 the agreement implementation process began. The final agreement is expected to provide the FARC with several benefits including: (i) changes in legislation concerning access to credit and financial services; (ii) tax benefits; and (iii) more favorable labor regulations. The implementation of such agreements and other legislative changes arising therefrom could have unpredicted effects and a negative impact on the Colombian economy and on our operations in Colombia.

Notwithstanding the peace agreement with the FARC, terrorist attacks, homicides, kidnappings and extortion persist in Colombia. Recent terrorist attacks by the ELN resulted in the Colombian government announcing the termination of any peace negotiations with such group. The possible escalation of such activities and the effects associated with them have had and may have in the future a negative impact on the Colombian economy and on our operations in Colombia, including on our customers, employees, results of operations, financial condition, and physical assets. Since the ELN, paramilitary groups and drug cartels were not part of the peace negotiations, it is expected that their activities will continue.

In addition, the peace agreement reached with the FARC may be modified or implemented deficiently by the current Colombian government. Although the Colombian Congress has enacted certain regulations to implement the peace agreement with the FARC, such as the law governing the Peace Special Justice System (Juridiscción Especial para la Paz), certain congressmen have expressed their intention to make amendments to the peace agreement and its related regulations. Likewise, the Colombian president has recently objected to portions of the law regulating the Peace Special Justice System (Juridiscción Especial para la Paz). If there are deviations from the peace agreement or the peace agreement is implemented deficiently, there can be no assurance that criminal actions will not escalate in Colombia.

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

Additionally, further deterioration in relations with Venezuela and Ecuador may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative impact on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition Since 2013, trade with Venezuela has constantly decrease; exports have decreased by 87.8%. The Venezuelan government has abruptly closed the Venezuelan border. There could be further closures of the border, which may result in further deterioration of trade relations with Venezuela and could have a negative impact in the Colombian economy, especially with respect to private consumption. Recently, diplomatic tension between the two governments has increased: Venezuela broke relations with Colombia after Colombia assisted the Venezuelan opposition’s efforts to bring humanitarian aid into Venezuela.

Colombia has recently faced an increase in migration from Venezuela. It is estimated that since 2015 approximately 1.23 million Venezuelans have entered Colombian territory with the intention to stay. The unprecedented migration wave is putting strains on Colombia. Mass migration threatens to increase political instability and social conflict in Colombia. Additionally, mass migration of Venezuelans into Colombia has created tense diplomatic relations which will likely hinder regional cooperation in reaching a solution to the migration crisis.

Constitutional collective actions (Acciones Populares), class actions (Acciones de Grupo) and other similar legal actions in Chile and Colombia involving claims for significant monetary awards against financial institutions may have an adverse effect on our business and results of operations.

Under the Chilean Consumer Protection Act and under the Colombian Constitution and Law 472 of 1998, individuals may initiate collective or class actions to protect their collective or class rights, as applicable. See “Item 4—Information on the Company—B. Business Overview— Recent Regulatory Developments in Chile—Amendment to the Consumer Protection Act.” In the past few years, Chilean financial institutions have experienced limited numbers of collective and class actions mostly relating to abusive clauses in standard contracts.

In the past few years, Colombian financial institutions, including Itaú Corpbanca Colombia, have experienced a substantial increase in the aggregate number of these actions. The great majority of such actions have been related to fees, financial services and interest rates, and their outcome is uncertain. Pursuant to Law No. 1,425 of 2010, monetary incentives for plaintiffs in constitutional collective actions were eliminated as of January 1, 2011. Nevertheless, individuals continue to have the right to initiate constitutional or class actions against Itaú Corpbanca Colombia.

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

Furthermore, the Colombian government has the authority to establish and define criteria and formulas applicable to the calculation of banking fees and other charges and to establish caps on the banking fees, credit card fees, and other charges that we impose on our customers. The Colombian government has established a cap on the fees banks can charge on withdrawals from ATMs outside their own networks. Additionally, under Colombian regulation, other than in connection with mortgage loans, banks are prohibited from charging prepayment penalties or fees on loans, other than in mortgage loans, except when the outstanding amount of a loan is more than the equivalent of 880 monthly minimum wages, or SMMLV (approximately US$230,000). In other loans in which the outstanding amount is greater than 880 SMMLV, prepayment penalties or fees may be charged but only when expressly contemplated under the governing loan agreement. With respect to mortgage long-term loans granted in connection with the acquisition of homes, banks are prohibited from charging prepayment penalties. Further limits or regulations regarding banking fees, and uncertainties with respect thereto could have a negative effect on Itaú Corpbanca Colombia and our results of operations and financial condition.

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

Insolvency proceedings may Adversely Affect our Foreclosure Rights in Respect to Security Registered as Garantía Mobiliaria.

Pursuant to Article 50 of Law No. 1676 of 2013, secured creditors in Colombia with collateral registered as personal property collateral (Garantía Mobiliaria) (i) may be allowed to foreclose the respective collateral owned by the debtor subject to a reorganization proceeding, provided that the assets under the security do not constitute essential assets for the economic activity of the debtors or such assets are at risk of being destroyed and the competent judge authorizes such foreclosure, and (ii) once the reorganization agreement is confirmed, each secured creditor may have priority over the other creditors that are part of the agreement. However, in accordance with recent judicial precedents, such rights will only be available to the secured creditors to the extent that the other assets of the debtor are sufficient to ensure the payment of the salary and benefits derived from the employment contracts as well as alimony, if any. Any inability to enforce our foreclosure rights under this Law could have a material adverse effect on our results of operations and financial condition.

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

•	the need to coordinate the existing products and customer bases of Corpbanca and Banco Itaú Chile; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the Merger and the other transactions described in the Transaction Agreement (as defined below).

•	In addition, it is possible that the integration process could result in:

•	diversion of management’s attention from their normal areas of responsibility to address integration issues; and

•	the disruption of Itaú Corpbanca’s ongoing businesses or inconsistencies in its standards, controls, procedures and policies,

each of which could adversely affect Itaú Corpbanca’s ability to maintain good relationships with its customers, suppliers, employees and other constituencies, or to achieve the anticipated benefits of the Merger, and could increase costs or reduce its earnings or otherwise adversely affect the business, financial condition, results of operations and/or prospects of Itaú Corpbanca. Actual revenue synergies, cost savings, growth opportunities and efficiency and operational benefits resulting from the Merger may be lower and may take longer than Itaú Corpbanca currently expects. Therefore if the benefits from the Merger are not as expected, we may be required to record impairment losses on the carrying amount (including goodwill) of the acquired business, which may have a material adverse effect on our financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates – Estimate of Impairment of Goodwill.”

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

Itaú Unibanco is the sole controlling shareholder of Itaú Corpbanca. As of March 31, 2019 Itaú Unibanco beneficially owned 38.14% of our voting common shares. In addition, (i) Itaú Unibanco and (ii) Inversiones Gasa Limitada, CorpGroup Holding Inversiones Limitada, CorpGroup Banking S.A., Compañía Inmobiliaria y de Inversiones Saga SpA and CorpGroup Interhold SpA (together, “CorpGroup”) have signed a shareholders’ agreement to determine certain aspects related to corporate governance, dividend policy, transfer of shares, liquidity and other matters (the “Itaú CorpGroup Shareholders’ Agreement”). Itaú Unibanco and CorpGroup are in position to elect 11 of the 13 members of our board of directors. The Itaú CorpGroup Shareholders’ Agreement provides that the directors appointed by Itaú Unibanco and CorpGroup will vote, to the extent permitted by the law, in a block and in accordance with the recommendation of Itaú Unibanco, subject to certain exceptions. Accordingly, Itaú Unibanco is able to control the actions taken by the board of directors of Itaú Corpbanca on most matters, which could result in conflicts of interest.

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

As of December 31, 2018, the Bank is the fifth largest private bank in Chile with approximately 10.2% market share in the local credit market.

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

On April 1, 2016 the Merger was consummated and Banco Itaú Chile was merged with and into Corpbanca. As of March 31, 2019, Itaú Unibanco and CorpGroup beneficially own 38.14% and 28.57% of our outstanding common shares, respectively. Itaú Unibanco and CorpGroup also entered into the Itaú CorpGroup Shareholders’ Agreement. Upon the consummation of the Merger, Itaú Unibanco became the controlling shareholder of the merged bank. For a description of the Itaú CorpGroup Shareholders’ Agreement and the Transaction Agreement, see “Item 10. Additional Information—C. Material Contracts.”

Immediately following the Merger, the corresponding subsidiaries of Banco Itaú Chile and Corpbanca continued to operate independently and their respective clients were served by their current executives. In January 2017, December 2017, and April 2018, respectively, each of our securities brokerage (Corredoras de Bolsa) subsidiaries, our general fund managers’ (Administradoras Generales de Fondos) subsidiaries, and our insurance broker’s subsidiaries, were consolidated, leaving one entity for each business.

By consolidating operations in Chile and Colombia, the new bank became one of Chile’s largest private financial institutions, ranking fifth in the industry with a market share by loans of 10.2% in Chile at the end of 2018. The Merger and combination of the strengths of both banks has translated into an expansion in the offer of products and services for our clients, with a large branch platform in Chile (we operate 201 branch offices in Chile and one branch in New York) and Colombia (161, including one office in Panama).

Platform Integration

After the Merger, we started to integrate the processes and systems of Corpbanca and Banco Itaú Chile, which contemplated the following three stages in order to achieve the Target Operational Model, or TOM:

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

•

TOM Technology and Operations: This stage refers to the technological integration and implementation of improvements of both banks supported in a single core banking. The implementation of these improvements to capture additional synergies is expected to be completed by the end of 2019.

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

Capital Expenditures

The following table reflects our capital expenditures in the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016	2017	2018
	(in millions of Ch$)
Land and buildings	11,002	27,125	6,207
Machinery and equipment	87,600	50,756	74,449
Furniture and fixtures	—	—	—
Vehicle	—	—	—
Other	6,555	9,274	2,296

Total	105,157	87,155	82,952

Total capital expenditures in 2018 of Ch$82,952 million consisted mainly of Ch$58,085 million in expenses relating to the purchase of software and computer equipment. For further details relating to these results and related divestitures, see Notes 1(m) and 13 of our consolidated financial statements included herein.

B. BUSINESS OVERVIEW

COMPETITIVE STRENGTHS

We believe that the Merger will enable us to emerge as a leading banking platform in Chile and Colombia as a result of the following strengths:

Banking Platform with Larger Scale

We believe that as a result of the Merger, we have greater scale and resources to grow and compete more effectively in Chile and Colombia. The merged bank has become the fifth largest private bank in Chile and will result in a banking platform for future expansion in the Andean Region. According to the SBIF, as of December 31, 2018, we ranked fifth among private banks in total loans with 10.2% market share on an unconsolidated basis (taking into account only our operations in Chile). Additionally, as of the same date, the SBIF ranked us fifth in total deposits with 8.5% market share among private banks in the Chilean market.

In 2018, our operations in Chile and Colombia reached an aggregate net income of Ch$166,854 million. From a macroeconomic perspective, the events with the greatest impact on our results were: (i) an acceleration of economic activity in both Chile and Colombia, which favored the generation of new business and an improvement of the credit risk of part of the our loan portfolio; (ii) the drop in the monetary policy interest rate in Colombia, which went from 4.75% at the beginning of the year to 4.25% at the end of December, which positively impacted our cost of funding; and (iii) the higher inflation observed in Chile of 2.8% in 2018 compared to 2.3% in 2017, which improved our financial margin as further discussed below in “Item 5—Operating and Financial Review and Prospects—A. Operating Results—The Economy—Results of Operations for the Years Ended December 31, 2016, 2017 and 2018—Net Income.”

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

We believe that our acquisitions in Colombia give us a distinct advantage over our competitors in Chile and Colombia. We are the first, and until September 30, 2015 we were the only, Chilean-based bank to acquire a universal bank outside Chile. As of today, we remain the only Chilean-based bank to have a footprint in Colombia through a universal bank. As of December 31, 2018, according to the SBIF, Itaú Corpbanca was the fifth largest private bank in Chile by loans and deposits and according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of loans and the eighth largest in terms of deposits.

Experienced Management Team

The chairman of our board of directors, Mr. Jorge Andrés Saieh Guzmán, became chairman in February 2012. He has over 18 years of experience as a member of our board of directors. On August 1, 2018, the Board of Directors of Itaú Corpbanca agreed to appoint Mr. Manuel Olivares Rossetti as the new chief executive officer (CEO) of the Bank, commencing January 1, 2019. Mr. Olivares shall continue leading the Bank, consolidating all the work and progress attained so far. Mr. Manuel Olivares was most recently the CEO of Banco Bilbao Vizcaya Argentaria, Chile since 2013, after holding various positions at BBVA. Previously, he worked for 12 years in different positions at Citibank in Chile. Mr. Olivares received a B.A. in Business and Administration from the Universidad de Chile and possesses more than 30 years of experience in the banking industry, both locally and internationally. Since August 2018, Mr. Olivares has been participating in a process of immersion and understanding of the business, policies, standards and culture of Itaú Corpbanca and of Itaú Unibanco, in coordination with our former CEO, Milton Maluhy. Mr. Milton Maluhy was in his position of chief executive officer of Itaú Corpbanca between April 1, 2016 and December 31, 2018. After accomplishing the most relevant milestones of the merger, Mr. Maluhy has returned to Itaú Unibanco in Brazil to a new position of Chief Financial Officer/Chief Risk Officer.

Our chief financial officer (CFO), Gabriel Moura, has over 22 years of experience in the banking and financial industry. He is part of Itaú Unibanco since 2000 and a partner since 2010. The CEO of Itaú Corpbanca Colombia, Alvaro Pimentel, has over 21 years of experience in Itaú Unibanco. He has a degree in economics from the Universidade Estadual de Campinas—Unicamp in Brazil and an Executive M.B.A. in finance from Insper in Brazil. A number of the members of the board of directors of Itaú Corpbanca Colombia also have a wealth of experience in the Colombian market and the banking and financial services industry.

Sound Risk Management

After the Merger, we revised our risk policies to align credit criteria to Itaú’s internal risk policies. This risk management philosophy enables us to identify risks and resolve potential problems on a timely basis. We believe that our asset quality is superior to the market average in terms of credit risk metrics. As of December 2018, our non-performing loan to total loans and our write-offs to average outstanding loans ratios were 2.1% and 0.6%, respectively.

Operating in a Stable Economic Environment Within Latin America

We conduct a majority of our business in Chile and a significant amount in Colombia. The Chilean and Colombian economies have generally demonstrated a stable macroeconomic environment in terms of growth and inflation. The Chilean economy is generally recognized as among the most stable in Latin America, as evidenced by its investment grade ratings of A1 by Moody’s, A+ by Standard & Poor’s and A by Fitch Ratings, the highest ratings in the region. Chile has consistently received investment-grade credit ratings since Standard & Poor’s and Moody’s started coverage in 1992 and 1994, respectively. Moody’s and Fitch Ratings have an investment grade rating of Colombia of Baa2 and BBB, respectively, with a “negative” and “stable” outlook, respectively. Standard & Poor’s has an investment grade rating of Colombia of BBB-, with a “stable” outlook.

STRATEGY

Our strategy aims at being a leading bank in terms of sustainable performance and customer satisfaction. The key strategic drivers of our strategy are:

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

Efficiency

We are committed to continuing to improve our operating efficiency and profitability. We are working to increase use of internet and mobile banking by our customers, by offering them better technology solutions. Our senior management is focused on implementing technological solutions aimed to identify means of improving our overall profitability and to optimize our cost structure, such as online time deposits which have been an innovative product of great success in Chile. Through these initiatives, we will continue to strive to improve our efficiency ratio. As of December 31, 2018, we had a consolidated efficiency ratio of 67.7% (defined as operating expenses as a percentage of operating income consisting of aggregate of net interest income, net service fee income, net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)).

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

Digital Transformation

Our digital banking strategy is one of the pillars we plan to use to boost, not only our retail banking, but also to further improve our efficiency. In our journey to being digital, since 2017 we have progressively started to make progress. Our digital strategy is not only focused on improvements in our mobile offerings, but also transforming our process in order to become a digital bank from back office to the front office. Therefore, it is an end-to-end strategy. To accomplish that, we currently have over 20 multidisciplinary teams which are fully dedicated and looking into opportunities to digitalize product and process with a disciplined and focused approach. Finally, we are advancing in terms of our digital offerings. This translates in more than 150 new releases and functionalities by the end of 2018 in our online channels.

Our transformation process continually increases the productivity of our IT department and fosters a digital mindset throughout the bank, so as to gain efficiency and improve user experience and client satisfaction. In this context, we are concerned about delivering the best experience to our customers and a key element for this is to develop the best standards in cybersecurity, which is currently a country issue, and has generated various instances of discussion at the level of industry, customer and regulator levels. The world is experiencing a digital revolution that expands the possibilities of people and gives them a unique experience, linked to immediacy, speed and efficiency. However, this becomes a challenge for the industry and for us, so we work continuously so that customers are protected from various attacks on our network, such as, for example, phishing.

We continue to operate in an increasingly hostile cyber threat environment, which requires ongoing investment in business and technical controls to defend against these threats. Key threats include computer viruses, malicious code, phishing or other information security breaches, which could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers’ confidential, proprietary and other information. Although there can be no assurance that the measures implemented will be fully effective to prevent or mitigate future attacks or breaches, the consequences of which could be significant to the Bank, we continue to strengthen and invest in both business and technical controls in order to prevent, detect and respond to an increasingly hostile cyber threat environment. We continually evaluate the threat environment for the most prevalent attack types and their potential outcomes to determine the most effective controls to mitigate those threats.

As part of the efforts to improve our cybersecurity risk management, our IT security team has been working on a security roadmap to improve all security layers, perimeter, network, endpoint, data and application, always considering the best alternatives for a security environment. Cyber risk is a priority area for the board of directors and is routinely reported to our board of directors to ensure appropriate visibility, governance and executive support for our ongoing cybersecurity management.

Further Penetrate the Colombian Financial Services Market

We intend to capitalize on the growth of the Colombian market given that we believe that our Colombian operation will offer us significant opportunities for growth. Specifically, we benefit from comparable lower banking penetration rates in terms of GDP per capita in Colombia. The strategic acquisitions in Colombia and Itaú Corpbanca’s mandate to expand businesses in the Andean Region demonstrate our commitment to the Colombian financial market. With respect to our current operations in Colombia, in order to improve our operational efficiency and increase our market share in key sectors, we are putting in place our commercial and operational standards and best practices, while capitalizing on the local management expertise, customer base, services and products. As a result of the Itaú Colombian Asset & Liabilities Acquisition, we expect to achieve a stronger penetration of the wholesale market. We also expect to leverage on Itaú Unibanco’s retail banking best practices, our controlling shareholder.

OWNERSHIP STRUCTURE

Itaú Corpbanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Shares are also traded as depositary receipts on the New York Stock Exchange in the form of ADSs.

Since the consummation of the Merger on April 1, 2016, Itaú Corpbanca has been controlled by Itaú Unibanco. After the Merger, Itaú Unibanco indirectly acquired an additional 2.13%, 0.35% and 2.08% share capital of Itaú Corpbanca from the Saieh Family, on October 26, 2016, September 15, 2017 and on October 13, 2018, respectively. As a result of these acquisitions, the current shareholder structure is as follows:

PRINCIPAL BUSINESS ACTIVITIES

We provide a broad range of wholesale and retail banking services to our customers in Chile and Colombia. In addition, we provide financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through our subsidiaries, and banking services through our New York Branch.

We operate in two main geographic areas: Chile and Colombia. The Chile segment also includes operations carried out by Itaú Corpbanca New York Branch and the Colombia segment also includes the operations carried out by Itaú S.A. (Panama) and Itaú Casa de Valores S.A. The following table sets forth a breakdown of our revenue by geographic market for the years ended December 31, 2016 and 2017 in accordance with IAS 39 and for the year ended December 31, 2018 in accordance with IFR 9:

	Net Interest Income by Geographic Market
	2016			2017			2018
	Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total
	(in millions of Ch$)
Interest income	1,013,951	495,252	1,509,203	1,067,124	579,205	1,646,329	1,208,481	530,836	1,739,317
Interest expense	(554,246)	(315,782)	(870,028)	(529,584)	(333,763)	(863,347)	(593,796)	(257,858)	(851,654)

Net interest income	459,705	179,470	639,175	537,540	245,442	782,982	614,685	272,978	887,663

The following table provides information on the composition of our loan portfolio net of allowances as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017	Variation	Variation
	(in millions of constant Ch$)			(%)
Commercial loans
Commercial loans	11,625,087	10,734,858	(890,229)	(7.7)%
Foreign trade loans	720,792	671,478	(49,314)	(6.8)%
Current account debtors	125,996	134,597	8,601	6.8%
Factoring operations	74,433	140,375	65,942	88.6%
Student loans	597,946	640,209	42,263	7.1%
Leasing transactions	1,043,046	923,507	(119,539)	(11.5)%
Other loans and receivables	28,243	24,608	(3,635)	(12.9)%
Subtotals	14,215,543	13,269,632	(945,911)	(6.7)%

Mortgage loans
Letters of credit loans	57,589	47,260	(10,329)	(17.9)%
Endorsable mutual mortgage loans	151,167	134,103	(17,064)	(11.3)%
Other mutual mortgage loans	3,344,285	3,637,164	292,879	8.8%
Leasing transactions	283,084	273,175	(9,909)	(3.5)%
Other loans and receivables	28,920	26,032	(2,888)	(10.0)%
Subtotal	3,865,045	4,117,734	252,689	6.5%

Consumer loans
Consumer loans	1,703,973	1,709,981	6,008	0.4%
Current account debtors	172,938	195,661	22,723	13.1%
Credit card debtors	396,514	401,505	4,991	1.3%
Consumer leasing transactions	16,519	10,778	(5,741)	(34.8)%
Other loans and receivables	74,116	58,787	(15,329)	(20.7)%
Subtotal	2,364,060	2,376,712	12,652	0.5%

Total	20,444,648	19,764,078	(680,570)	(3.3)%

The following table provides information on the composition of our loan portfolio net of allowances as of December 31, 2017 and our loan portfolio at amortized cost net of allowances as of December 31, 2018:

	As of December 31,(1)
	2017	2018	Variation(2)	Variation(2)
	(in millions of constant Ch$)			(%)
Commercial loans
Commercial loans	10,734,858	11,065,601	330,743	3.1%
Foreign trade loans	671,478	920,479	249,001	37.1%
Current account debtors	134,597	124,299	(10,298)	(7.7)%
Factoring operations	140,375	210,558	70,183	50.0%
Student loans	640,209	625,598	(14,611)	(2.3)%
Leasing transactions	923,507	903,047	(20,460)	(2.2)%
Other loans and receivables	24,608	32,611	8,003	32.5%
Subtotals

	13,269,632	13,882,193	612,561	4.6%

Mortgage loans
Letters of credit loans	47,260	37,892	(9,368)	(19.8)%
Endorsable mutual mortgage loans	134,103	110,652	(23,451)	(17.5)%
Other mutual mortgage loans	3,637,164	3,901,107	263,943	7.3%
Leasing transactions	273,175	307,723	34,548	12.6%
Other loans and receivables	26,032	22,336	(3,696)	(14.2)%

Subtotal	4,117,734	4,379,710	261,976	6.4%

Consumer loans
Consumer loans	1,709,981	1,766,313	56,332	3.3%
Current account debtors	195,661	191,913	(3,748)	(1.9)%
Credit card debtors	401,505	443,141	41,636	10.4%
Consumer leasing transactions	10,778	5,727	(5,051)	(46.9)%
Other loans and receivables	58,787	45,373	(13,414)	(22.8)%

Subtotal	2,376,712	2,452,467	75,755	3.2%

Total	19,764,078	20,714,370	950,292	4.8%

(1)

Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39.

(2)	As described in footnote (1) above, variations between 2018 and 2017 are not comparable due to our transition to IFRS 9.

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

Retail Banking

Retail Banking serves retail individuals customers in Chile across all income levels, from low-income to high-income individuals, and also targets midsize companies and small and very small companies (SMEs), the latter two grouped under “Itaú Companies.” Retail Banking is organized into the following four business units:

Itaú Personal Bank. In 2017 we launched a new business unit for high-income individuals, with a monthly income between Ch$2.5 million and Ch$8.0 million. The business model for Itaú Personal Bank is based in our relationship with the customers. This is the first high-income individuals segment in Chile with differentiated branches at ground floor to be access directly from the street, and additionally with differentiated mobile and web channels. Currently, we have 22 premium branches and 34 traditional branches with a space for Personal Bank.

Private Banking. Within our Private Banking Division, we provide private banking services to our high-income and high net worth customers in Chile. We consider high-income individuals to be customers with a monthly income in excess of Ch$8.0 million. Each client under our private banking or “Private Banking” program is provided with a liaison officer who oversees the client’s entire relationship with us across all product lines. In addition to the products and services we provide to private banking customers, we offer tailored lending products designed to help keep their businesses growing.

Itaú (Traditional Banking). Our Traditional Banking Division is mainly oriented toward individuals in Chile with medium-high income levels (focused on clients between Ch$600,000 and Ch$2.5 million monthly income). Our traditional banking services are marketed and operated under the Itaú and Corpbanca brand names. We offer our traditional and private banking clients products in Chile such as checking accounts, credit lines, credit and debit cards, personal installment loans, mortgage loans, insurance banking, time deposits and savings accounts in Chilean pesos, Euros, UF and U.S. dollars, among others. In addition, we provide mutual fund and securities brokerage services. This segment is served under 123 branches.

Banco Condell (Consumer Finance). Our Consumer Finance Division operates under the trade name Banco Condell and is focused on clients in Chile with an annual income between Ch$2.4 million and Ch$7.2 million. Products and services we offer focus on the traditionally underserved low-to-middle income segments of the Chilean population, where the consumer loans represent the core of the business. Banco Condell has 56 branches and its own brand identity.

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

As of December 31, 2018, the outstanding loans from foreign banks to Itaú Corpbanca were US$1,613 million with approximately 21 financial institutions from the U.S., Canada, Germany, France , Japan, Switzerland and other countries, including Latin America. The international global risk assets outstanding as of December 31, 2018 were US$2,505 million.

Itaú Corpbanca Colombia

Itaú Corpbanca Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla. As of December 2018, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total assets, the seventh largest bank in Colombia in terms of total loans and the eighth largest bank in Colombia, in terms of total deposits as reported under local regulatory and accounting principles.

As of December 31, 2018, Itaú Corpbanca Colombia had total assets of Ch$6,605,000 million (US$9,507 million), including total loans of Ch$4,439,256 million (US$6,390 million), and total shareholders’ equity of Ch$613,243 million (US$883 million). As of December 31, 2018, Itaú Corpbanca Colombia had total net interest income of Ch$296,088 million (US$426.2 million) and loss of Ch$13,161 million (US$18.9 million). As of December 31, 2018, Itaú Corpbanca Colombia had 161 branches, 174 ATMs and 3,494 employees in Colombia and Panama.

New York Branch

Our New York Branch, which supports the commercial needs of Chilean and other Latin American companies that conduct business overseas, was established in 2009. Operating with an offshore foreign branch of a Chilean bank is especially attractive to clients abroad as it provides a sense of proximity and it allows us to accompany our customers as they operate overseas, responding to their needs and service requirements. Our target market consists of medium and large Chilean companies, other Latin American companies, and Chilean and other Latin American banks without offshore branch offices, among others.

Our New York Branch has a Yankee Certificate of Deposits program that is placed directly to clients or through U.S. dealers. The New York Branch participates in syndicated loans, together with other international institutions, to finance a variety of investment projects. As of December 31, 2018, the branch had US$1,590 million in assets and had a net income of US$32 million for the year ended December 31, 2018.

Financial Services Offered Through Subsidiaries

We have made several strategic long-term investments in financial services companies in Chile (each of which are regulated and supervised by either the SBIF or the CMF), which are engaged in activities complementary to our core banking activities. Through wholly-owned subsidiaries, we intend to continue to develop a comprehensive financial services group able to meet the diverse financial needs of our current and potential clients. As of December 31, 2018, assets of our subsidiaries represented 1.1% of total consolidated. For the year ended December 31, 2018, net income of our subsidiaries totaled Ch$39,696 million (US$57 million).

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2016, 2017 and 2018, in millions of Chilean pesos. Amounts relating to inter-company transactions have not been removed for purposes of this table.

	As of and for the Year Ended December 31,
	2016			2017			2018
	Assets	Equity	Net Income	Assets	Equity	Net Income	Assets	Equity	Net Income
	(in millions of Ch$)
Itaú Corredores de Bolsa S.A.(1)	56,121	39,482	365	118,651	42,567	(515)	200,158	40,998	546
Itaú Adm. General de Fondos S.A.(2)	14,823	11,628	5,263	15,870	11,084	4,951	15,195	12,922	6,790
Itaú Asesorías Financieras S.A.(3)	4,473	3,207	3,031	2,865	1,773	1,590	11,798	6,803	8,321
Itaú Corredores de Seguros S.A.(4)	19,792	14,681	8,056	20,589	13,666	7,421	43,025	27,043	19,630
Itaú Chile Corredora de Seguros Limitada(4)	18,168	13,093	10,499	18,965	12,389	9,796	—	—	—
Corp Legal S.A.(5)	2,654	2,306	(277)	1,819	1,815	(491)	125	125	(229)
Recaudaciones y Cobranzas S.A.(6)	2,473	1,098	447	3,833	1,211	91	3,842	1,316	105
Itaú Corredor de Seguros Colombia S.A.	3,534	1,692	388	3,826	1,898	(25)	3,468	2,047	73
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria	13,888	13,484	600	12,652	12,268	945	13,119	12,906	189
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	18,771	15,530	2,392	19,188	15,807	2,916	17,941	16,137	2,495
Itaú Comisionista de Bolsa S.A.	11,267	10,012	890	12,303	7,214	352	17,748	9,174	1,685
Itaú Bank (Panamá) S.A.	538,240	62,032	(171)	355,330	61,570	5,026	416,786	71,548	2,449
Itaú Casa de Valores S.A.	616	501	43	570	450	(12)	679	556	92
Corpbanca Securities Inc.(7)	481	467	(259)	—	—	—	—	—	—

(1)

On January 1, 2017, Itaú BBA Corredor de Bolsa Limitada merged into Itaú Corpbanca Corredores de Bolsa S.A. The legal name of the merged entity was changed to “Itaú Corpbanca Corredores de Bolsa S.A.” and the commercial name was changed to “Itaú Corredores de Bolsa.” On August 1, 2018 “Itaú CorpBanca Corredores de Bolsa S.A.” changed its legal name to “Itaú Corredores de Bolsa Ltda.”

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

(5)

On January 8, 2019, Itaú Corpbanca filed with the SBIF a request to buy the one share of CorpLegal S.A. that Itaú Corredores de Bolsa Ltda. owns in CorpLegal S.A. Once we acquire that share, we will have 100% ownership, which consequently will immediately terminate CorpLegal S.A. by absorption.

(6)

On October 25, 2017, the legal name of “Recaudaciones y Cobranzas S.A.” was changed to “Itaú Corpbanca Recaudaciones y Cobranzas S.A.” On November 5, 2018 “Itaú CorpBanca Recaudaciones y Cobranzas S.A.” changed its legal name to “Recaudaciones y Cobranzas Ltda.”

(7)	Corpbanca Securities Inc., the broker-dealer in the United States, was dissolved on December 18, 2017.

Itaú Corredores de Bolsa Ltda. (formerly Itaú Corpbanca Corredores de Bolsa S.A.)

Our subsidiary Itaú Corredores de Bolsa S.A., or ICB, is a member of the Santiago Stock Exchange and is registered with the CMF as a security broker. ICB’s primary activities are providing brokerage services in equities, fixed income, and foreign currency exchange. ICB’s net income was Ch$546 million for the year ended December 31, 2018. ICB had assets under custody of Ch$450 billion as of December 31, 2018. For the year ended December 31, 2018, ICB’s net income was driven by an increase in our local and foreign institutional customers’ investments volumes and fees, partially offset by lower revenues from retail customers that were impacted by higher volatility in the local equity markets. Our retail customer base has historically shown a higher risk aversion compared to other customer business segments.

On January 1, 2017, Itaú BBA Corredor de Bolsa Limitada merged into Corpbanca Corredores de Bolsa S.A. Itaú BBA Corredor de Bolsa Limitada was also a member of the Santiago Stock Exchange and was registered with former Superintendencia de Valores y Seguros (the CMF currently) as a security broker. Itaú BBA Corredor de Bolsa’s primary activities were providing brokerage services in equities, fixed income, and foreign currency exchange.

Itaú Administradora General de Fondos S.A.

Itaú Administradora General de Fondos S.A., or IAGF complements our banking services offered to our individual and corporate clients. IAGF’s currently provides asset management services to individual, corporate and institutional clients. For the years ended December 31, 2016, 2017 and 2018, IAGF had net income of Ch$5,263 million, Ch$4,951 million and Ch$6,790 million, respectively. IAGF had total assets of Ch$14,823 million, Ch$15,870 million and Ch$15,195 million as of December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, IAGF managed 23 mutual funds, including fixed income funds and ETFs and had total assets under management amounting to Ch$2,225,6 billion, an increase of Ch$300 billion as compared to December 31, 2017. During 2018, IAGF experienced an increase of 37.1% in net income, explained primarily by an increase in volume driven by a simpler commercial offer focused on our competitive advantages.

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

Itaú Asesorías Financieras S.A.

Itaú Asesorías Financieras S.A., or ICAF, provides a broad range of financial advisory services to a variety of corporations and government agencies, including those services related to debt restructurings, syndicated loans, structured loans, structured investment funds, bilateral grants, mergers and acquisitions, privatizations and company valuations. For the year ended December 31, 2018, ICAF had net income of Ch$8,321 million. ICAF had total assets of Ch$11,789 million as of December 31, 2018.

Itaú Corredores de Seguros S.A.

In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary Itaú Corredores de Seguros S.A., or ICS, offers a full line of insurance products. Many of these products complement our banking services by offering clients unemployment and life insurance related to personal loans, as well as insurances in connection with mortgage loans. Through ICS, we also provide non-credit-related insurance to existing clients and the general public. For the year ended December 31, 2018, ICS had net income of Ch$16,630 million. ICS had total assets of Ch$42,833 million as of December 31, 2018.

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

On January 8, 2019, Itaú Corpbanca filed with the SBIF a request to buy the one share of CorpLegal S.A. that Itaú Corredores de Bolsa Ltda. owns in CorpLegal S.A. Once we acquire that share, we will have 100% ownership, which consequently will immediately terminate CorpLegal S.A. by absorption.

Recaudaciones y Cobranzas Ltda. (formerly Itaú Corpbanca Recaudaciones y Cobranzas S.A.)

On February 25, 2015, former Corpbanca, directly and indirectly, acquired all of the issued and outstanding shares of Recaudaciones y Cobranzas S.A, or Instacob, a debt collection company providing court and out-of-court collections services for loans. As a result of this transaction, Instacob became a wholly owned subsidiary of ours.

On November 5, 2018 Itaú CorpBanca Recaudaciones y Cobranzas S.A. changed its legal name to Recaudaciones y Cobranzas Ltda.

Itaú Securities Services Colombia S.A. Sociedad Fiduciaria

We acquired a 91.9% equity interest in Corpbanca Investment Trust Colombia S.A. Sociedad Fiduciaria, now Itaú Securities Services Colombia S.A. Sociedad Fiduciaria, or ISS Colombia, in 2012 as part of the acquisition of Banco Santander Colombia. ISS Colombia is a financial services company operating in Colombia that specializes in trust and custodial services.

During 2015, ISS Colombia completed the implementation of new custody software and became the first custodian to be certified with the Colombia Stock Exchange for the automation of processes for the development of the custodian activities. Its operations have grown from a value of assets under custody of COP$1.6 billion (Ch$342 million) in July 2015, to COP$5.2 billion (Ch$1,112 million) as of December 31, 2016, to COP$6.8 billion (Ch$1,455 million) as of December 31, 2017, and to COP $9.4 billion (Ch$2,011 million) as of December 31, 2018. The value of assets under local and global custody were COP $4.9 billion (Ch$1,048 million) and COP $4.5 billion (Ch$963 million) as of December 31, 2018. ISS has contracts with entities in Panama, Mexico, Brazil and Luxembourg for global custody arrangements.

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

Itaú Casa de Valores S.A.

Itaú Casa de Valores (Panamá) S.A. is a Panamanian corporation (sociedad anónima) that acts as a brokerage firm. It has its main domicile in Panama City and is regulated by the Panamanian Superintendency of Securities Market.

Itaú Corredor de Seguros S.A.

Itaú Corredor de Seguros S.A. is a Colombian corporation (sociedad anónima), which acts as an insurance broker. It has its main domicile in the city of Bogota, D.C., Colombia, and the Colombian Superintendency of Finance regulates it.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

On a consolidated basis, Itaú Corpbanca is not dependent on sources or availability of raw materials.

DISTRIBUTION CHANNELS, ELECTRONIC BANKING AND TECHNOLOGY

Itaú Corpbanca

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, traditional branches, mobile banking, internet banking and telephone banking. As of December 31, 2018, we operated 202 branch offices in Chile and New York, which includes 145 branches operating as Itaú, 56 branches operating as Banco Condell, our consumer finance division and our New York Branch. In addition, as of December 31, 2018, we owned and operated 464 ATMs in Chile, and our customers have access to over 7,490 ATMs (including Banco del Estado de Chile’s ATMs) in Chile through our agreement with Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Our branch system serves as the main distribution network for our full range of products and services.

We offer internet and mobile banking to our customers 24 hours a day through our password-protected internet site, www.itau.cl. Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2018, we had 246,232 customers with checking accounts who have activated internet or mobile application passwords in Chile, allowing them to access our internet banking services. We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks. We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

As part of the Merger process, during 2017 we conducted an operational and brand integration in Chile. For the activities of former Corpbanca, we maintain several service and lease agreements with IBM de Chile S.A.C., which provides us with the computer hardware and network build-out that we use in our headquarters and branch offices, the recovery data center is in NetGlobalis. Our main platform is Altamira. For the activities of former Corpbanca, our platform uses IBS (Integrated Banking System) with additional internal developments. We also have our own main data centers as well as a recovery data centers.

Itaú Corpbanca Colombia

Itaú Corpbanca Colombia’s distribution channels provide integrated financial services and products to its customers in Colombia through several mechanisms, including ATMs, branches, internet banking, mobile app, and telephone banking.

As of December 31, 2018, Itaú Corpbanca Colombia operated 161 branch offices in Colombia and Panama and owned and operated 174 ATMs in Colombia, also providing its customers with access to 15,828 additional ATMs through Colombia’s other financial institutions as of June 2018. Itaú Corpbanca Colombia utilizes a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Itaú Corpbanca Colombia’s branch system serves as the main distribution network for its full range of products and services.

Itaú Corpbanca Colombia offers internet banking to its customers 24 hours a day through its password-protected internet site, www.itau.co. Itaú Corpbanca Colombia’s internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2018, Itaú Corpbanca Colombia had 96,758 customers with activated internet passwords who used the electronic banking service at least once during the last month, allowing them to access Itaú Corpbanca Colombia’s internet banking services. Itaú Corpbanca Colombia is a member of ACH Colombia S.A. and Cenit S.A., organizations that facilitate electronic banking transactions on behalf of its customers as well as other Colombian banks. Itaú Corpbanca Colombia also provides its customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

During 2018 Itaú Corpbanca Colombia successfully completed the migration of former Corpbanca Colombia’s platform to the proprietary platform, now having all of its customers in the same technological platform. The Bank offers on-line banking for individuals and commercial customers, and an app targeted for the consumer banking clients.

PATENTS, LICENSES AND CONTRACTS

Itaú Corpbanca is not dependent on patents or licenses, nor is it substantially dependent on any industrial, commercial or financial contracts (including contracts with customers or suppliers).

COMPETITION

Competition in Chile

Description of the Chilean Financial System. The Chilean financial services market consists of a variety of largely distinct sectors. The most significant sector, commercial banking, includes 18 privately-owned banks and one state-owned bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity. In 2018, five private sector banks along with the state-owned bank together accounted for 88% of all outstanding loans by Chilean financial institutions as of December 31, 2018: Banco Santander-Chile (18.3%), Banco de Chile (16.9%), Banco de Crédito e Inversiones, or Bci (13.9%), Scotiabank Chile (13.8%), Itaú Corpbanca (10.2%), and Banco del Estado de Chile (14.5%). All market share statistics in this paragraph are presented as reported to the SBIF calculated under local regulatory and accounting principles on an unconsolidated basis.

Financial System Evolution in Chile. The Chilean banking system has experienced a consolidation process in the past decades with mergers and acquisitions of banking entities in line with global trends.

Following rapid consolidation among Chilean banks commencing in the late 1990s through today, the market has become characterized by fewer larger players. Our principal competitors in Chile are Banco de Chile, Banco Santander-Chile, Bci and Scotiabank Chile. The recent acquisitions of non-banking credit card businesses such as Promotora CMR by Bank of Falabella and Walmart Servicios Financieros by Bci have recently increased competition in the credit card business. As compared to other Chilean banks, we believe our position in the Chilean banking industry after the Merger enables us to compete with international banks seeking to provide loans to companies operating in Chile, especially since we have scale and resources to grow and compete more effectively. Additionally, we have a unique control and support from a leading institution such as Itaú Unibanco. Itaú Corpbanca will be able to expand its banking products’ offering through proven segmentation and digitalization models.

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

Competition in Colombia

Description of the Colombian Financial System. In recent years, the Colombian banking system has been undergoing a period of consolidation given a series of mergers and acquisitions that have taken place within the sector. Between 2010 and 2015 the number of commercial banks increased from 19 to 25 as a result of: (a) five financing companies and two financial cooperatives converting their licenses to operate as banks; (b) Banco Mundo Mujer S.A. becoming a bank after acting as a microloan originator; (c) the creation of Banco Santander de Negocios Colombia S.A. in 2013; (d) Scotiabank acquiring a majority stake in Banco Colpatria, which in turn dissolved former Scotiabank Colombia S.A.; (e) the merger of Helm Bank S.A. with and into Banco Corpbanca Colombia S.A., after the latter entered the market by acquiring Banco Santander Colombia S.A.; and (f) the merger of Banco GNB Colombia S.A. (previously known as Banco HSBC Colombia S.A.) with and into Banco GNB Sudameris S.A. Since 2016 the number of commercial banks has remained stable.

One of the recent changes in the Colombian banking system has been the arrival of the Itaú brand. On April 1, 2016, Corpbanca in Chile (at the time, the parent company of Banco Corpbanca Colombia) and Itaú Chile merged, resulting in the bank Itaú Corpbanca. Such operation changed the controlling shareholder of the Banco Corpbanca Colombia. As part of the integration and technological migration plan, Banco Corpbanca Colombia introduced the Itaú brand in the previous Helm-branded branches and changed its corporate name to Itaú Corpbanca Colombia S.A. For the Corpbanca-branded branches the migration towards Itaú was completed in stages beginning in the second half of 2017 and ending in the first quarter of 2018. In addition, according to the Transaction Agreement with Itaú Unibanco, and its amendment dated January 20, 2017, Itaú Corpbanca Colombia acquired the assets and liabilities of Itaú BBA Colombia S.A. Corporación Financiera on June 16, 2017. The transaction was approved by the shareholders of Itaú Corpbanca Colombia on December 21, 2016, by the shareholders of Itaú BBA Colombia on November 15, 2016, by Helm LLC (in its capacity of minority shareholder of Itaú Corpbanca Colombia), and by the Colombian Financial Superintendency (the “CFS”) on April 7, 2017.

The latest change in the composition of the Colombian banking system was the decision by Citibank Colombia to sell its retail business, including individual and small enterprises to Scotiabank Colpatria. Such sale was approved by the CFS on June 18, 2018.

In addition, Colombian banks have been expanding abroad over the last decade, mostly in Central America. One example is the acquisition of BAC-Credomatic (which has operations in several countries in Central America) by Banco de Bogotá, with Davivienda and Bancolombia also having made similar investment aiming to grow their businesses.

As of December, 2018, and according to the Colombian Superintendency of Finance, the main actors in the local financial system were the Colombian Central Bank, 25 commercial banks (14 domestic private banks, 10 foreign banks, and one domestic state-owned bank), five finance corporations and 15 financing companies (three leasing companies and 12 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, special state-owned institutions, pension and severance pay funds also participate in the Colombian financial system.

Regulatory matters. On August 6, 2018, the Colombian Ministry of Finance issued Decree 1477, regulating the standards of capital for credit institutions under by Basel III. Its content covers the following areas: (a) alignment in the definitions of capital ratio; (b) an update in the measurements of the Risk-Weighted Assets (RWA); (c) implementation of buffers; and (d) leverage ratio. The CFS is expected to publish the new instructions and methodology for the calculations of the capital ratio by May 2019. The transition towards the new regulation will have two phases: a 9-month period for the credit institutions to comply with the alignment in the definitions of capital ratio and measurement of RWA and a 4-year period starting on February 2020, in which banks will have to meet the new limits and buffers for the capital ratios. See “Item 4. Information on the Company—B. Business Overview—Colombian Banking Regulation and Supervision—Regulatory Developments in Colombia.”

Financial System Evolution in Colombia during 2017 and 2018. 2018 was a year of moderate growth for the Colombian financial services sector. The inflation rate decreased throughout the year ended at 3.18% as of December 31, 2018, within the Central Bank’s target range of 2% to 4%. The reference interest rate decreased by 50 basis points in 2018. The Central Bank’s rate was 4.75% as of January 1, 2018 and 4.25% as of December 31, 2018. As of December 2018, banks increased their gross loans by 6.0% as compared to growths of 6.1% in 2017 and 12.2 in 2016. Similarly, deposits grew 5.1% as compared to December 31, 2017.

The Colombian banking system’s level of past-due loans as a percentage of the system’s total loan portfolio continued increasing over the first half of 2018, peaking at 5.0% in July 2018. The second half of the year showed signs of recovery and the ratio decreased to 4.5% as of December 2018, slightly higher than the 4.3% registered for December 2017. The growth rate of past due loans above 30 days was 12.3% as of December 2018, after reaching 45.5% for the year 2017. Coverage, measured as the ratio of allowances to past-due loans, ended December 2018 at 137.3%, compared to 134.0% at the end of 2017.

As of December 2018 the demand for business, small business and consumer loans slowed down as compared to December 2017. Business loans grew 3.3% after registering 3.6% the previous year, small business loans grew 3.4%, after a growth of 7.6% in 2017, and consumer loans increased by 8.8% after an increase rate of 9.1% the previous year. On the other hand, the gross amount of mortgage loans increased 12.2%, compared to 11.2% in 2017.

During 2018, lending decreased in the Colombian banks system’s structure. Net loans decreased from 67.9% of total assets at the end of 2017 to 66.4% as of December 2018. Investment portfolio and derivatives, as a percentage of total assets, increased from 17.8% at the end of 2017 to 18.5% at the end of 2018.

As of December 31, 2018, the Colombian financial sector recorded COP$659,310,049 million in total assets, representing a 8.4% increase as compared to December 31, 2017. The Colombian financial system’s total composition of assets shows banks hold a market share of 95.1%, followed by financial corporations at 2.3%, financing companies at 2.0% and financial cooperatives at 0.5%.

As of December 31, 2018, the capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 16.34% (including banks, finance corporations, financing companies and cooperative entities), decreasing 24 basis points when compared to December 2017, well above the minimum legal requirement of 9%.

Loans

As of December 31, 2017 and 2018, our gross consolidated loan portfolio was Ch$20,439,448 million and Ch$21,548,899 million, respectively, as reported to the SBIF calculated under local regulatory and accounting principles. This placed us as the fifth largest financial institution among private Chilean banks and sixth place among all banks operating in Chile. Our gross consolidated loan portfolio represented 10.2% of the market for loans in the Chilean financial system (comprising all commercial banks) as of December 31, 2018. In 2016, due to the Merger and the consolidation of the loan portfolios of former Corpbanca and former Banco Itaú Chile, our aggregate gross loan portfolio grew by 42.1%. However, due to the decline investment activity in Chile and a more challenging economic scenario in 2017, when compared to the combined loan portfolios in 2016, our consolidated loan portfolio decreased in 2017 by 2.9%. In 2018, our loan portfolio increased 5.4% driven primarily by (i) a positive trend in our consumer loans, particularly in installment loans, due to our strategy to grow our retail banking segment; and (ii) the growth of our commercial and mortgages loans.

The following table sets forth the aggregate outstanding loans for us and the five other private sector banks with the largest market shares in Chile as of December 31, 2017 and 2018, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Bank Loans(1)
	As of December 31,
	2016	2017	2018
	(in millions of Ch$)
Banco Santander-Chile	26,933,624	27,563,229	30,266,929
Banco de Chile	25,385,534	25,439,535	27,914,322
Banco de Crédito e Inversiones (Bci)	22,324,012	24,531,460	30,099,862
Itaú Corpbanca(2)	21,048,484	20,439,448	21,548,899
Banco Bilbao Vizcaya Argentaria, BBVA(3)	9,252,921	9,702,467	—
Scotiabank Chile(3)	8,840,341	10,448,203	22,823,339
Others	35,771,491	38,352,083	44,375,257

Total	149,556,407	156,476,425	177,028,608

Source: SBIF monthly consolidated financial information

(1)	Excludes interbank loans.
(2)	The amounts under IFRS for 2016, 2017 and 2018 are Ch$21,003,952 million, Ch$20,382,605 million and Ch$21,482,490 million, respectively.
(3)	Figures for 2018 only attributed to Scotiabank Chile after the merger with Banco Bilbao Vizcaya Argentaria.

Deposits

We had consolidated deposits of Ch$14,421,586 million as of December 31, 2018, as reported under local regulatory and accounting principles, which consisted of our checking accounts, bankers’ drafts, savings accounts, time deposits and other commitments. Our market share of 10.2% for deposits and other obligations as of such date ranks us in fifth place among private sector banks in Chile.

The following table sets forth the aggregate deposits for us and the five other private sector banks with the largest market share as of December 31, 2016, 2017 and 2018, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Bank Deposits and Other Obligations(1)
	As of December 31,
	2016	2017	2018
	(in millions of Ch$)
Banco Santander-Chile	20,691,024	19,682,111	21,809,236
Banco de Chile	18,874,049	18,983,484	20,240,662
Banco de Crédito e Inversiones (BCI)	18,151,951	20,226,470	24,551,315
Itaú Corpbanca	16,034,901	14,206,910	14,421,586
Banco Bilbao Vizcaya Argentaria Chile (BBVA)(2)	6,876,369	6,810,027	—
Scotiabank Chile(2)	6,144,361	7,024,759	14,927,861
Others	36,739,147	40,206,196	42,974,991

Total	123,511,802	127,139,957	138,925,651

Source: SBIF monthly consolidated financial information

(1)	Our aggregate deposits as calculated under IFRS for the years ended December 31, 2016, 2017 and 2018 were Ch$16,034,901 million, Ch$14,206,910 million and Ch$14,421,586 million, respectively.
(2)	Figures for 2018 only attributed to Scotiabank Chile after the merger with Banco Bilbao Vizcaya Argentaria.

Shareholders’ Equity

We were the second largest among private sector banks in Chile with Ch$3,324,531 million in shareholders’ equity (excluding net income and provision for mandatory dividends) as of December 31, 2018, as reported to the SBIF calculated under local regulatory and accounting principles.

The following table sets forth the level of shareholders’ equity for us and the five largest private sector banks in Chile (measured by shareholders’ equity) as of December 31, 2016, 2017 and 2018, based on information as reported to the SBIF calculated under local regulatory and accounting principles:

	Shareholders’ Equity(1)(2)
	As of December 31,
	2016	2017	2018
	(in millions of Ch$)
Banco Santander-Chile	2,538,055	2,670,809	3,239,546
Banco de Chile	2,620,394	2,842,609	3,304,152
Banco de Crédito e Inversiones (BCI)	2,280,185	2,467,862	3,457,509
Itaú Corpbanca(3)	3,172,486	3,149,663	3,324,531
Banco Bilbao Vizcaya Argentaria Chile (BBVA)(4)	768,215	844,129	—
Scotiabank Chile(4)	772,684	827,611	2,013,539
Others	4,129,791	4,083,895	3,185,318

Total	16,281,810	16,886,578	20,228,785

Source: SBIF monthly consolidated financial information

(1)	Shareholders equity = Equity attributable to shareholders excluding net income and provision for mandatory dividend.
(2)	For comparison purposes with other banks, the information is presented under standards issued by the SBIF.
(3)

The amounts under IFRS, excluding net income and provision for mandatory dividends, for the years ended December 31, 2016, 2017 and 2018 were Ch$3,171,365 million, Ch$3,160,890 million and Ch$3,099,761 million, respectively.

(4)	Figures for 2018 only attributed to Scotiabank Chile after the merger with Banco Bilbao Vizcaya Argentaria.

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

SBIF

Banks in Chile are currently supervised by the SBIF, an independent Chilean governmental agency. The main responsibilities of the SBIF are to authorize the incorporation of new banks and to interpret and enforce, with broad powers, legal and regulatory requirements applicable to Chilean banks and other entities. Furthermore, in case of non-compliance with such legal and regulatory requirements, the SBIF may impose sanctions, including fines payable by the directors, managers and employees of a bank as well as the bank itself. In extreme cases it can appoint, by special resolution with the prior approval of the board of directors of the Central Bank of Chile, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s by-laws (including, increase in its capital).

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

On January 12, 2019, Law No. 21,130 was enacted, which modified the Chilean General Banking Act for purposes of adopting Basel III and replacing the SBIF with the CMF. According to Transitory Article Ninth of such law, the President of the Republic of Chile shall issue a Decree with Force of Law through the Ministry of Finance, which among other matters, shall determine the date in which the CMF shall replace the SBIF. In this regard, it has been publicly announced by the Ministry of Finance that the CMF would replace the SBIF effective as of June 1, 2019.

CMF

The CMF is the public entity responsible for overseeing the correct functioning, development and stability of the financial market, facilitating the participation of market agents and promoting the protection of the public interest. It is in charge of regulating and supervising the entities part of the securities and insurance market and, pursuant to Law No. 21,130, will replace the SBIF and will be vested with the authority to supervise banks. As indicated above, pursuant to Transitory Article Ninth of such law, the President of the Republic of Chile shall issue a Decree with Force of Law through the Ministry of Finance, which among other matters, shall determine the date in which the CMF shall replace the SBIF. In this regard, it has been publicly announced by the Ministry of Finance that the CMF would replace the SBIF effective as of June 1, 2019.

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

Reserve Requirements

Deposits are subject to a reserve requirement (Encaje) of 9% for all demand deposits and obligations that are payable on demand, and 3.6% for time deposits and deposits in savings accounts in any currency of any term, judicially ordained deposits, and any other deposit (Captación) for a term of up to one year. For purposes of calculating this reserve requirement, banks are authorized to make certain daily deductions from their liabilities in Chilean pesos, the most relevant of which include:

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

The Central Bank of Chile has statutory authority to require banks to maintain reserves of up to an average of 40% for demand deposits and up to 20% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy. In addition, according to the Chilean General Banking Act and the regulations issued by the SBIF and the Central Bank of Chile, Chilean banks must maintain a technical reserve (Reserva Técnica) of 100% of all deposits and obligations a bank has acquired in its financial business that are payable on demand, except for obligations with other banks, whenever such deposits and obligations exceed 2.5 times their basic capital capital net equity (Patrimonio Efectivo). This technical reserve must be calculated daily, and must be kept in deposits in the Central Bank of Chile or documents issued by the Central Bank of Chile or the Chilean Treasury with a maturity date of no more than 90 days of any term. If the technical reserve is breached, the bank is sanctioned with a fine calculated by applying the maximum conventional interest rate (Interés Máximo Convencional) for non-adjustable transactions (Operaciones no Reajustables) to the daily deficit; provided, however, that the SBIF may decide not to apply this fine if the deficit lasts up to three business days and the bank has not incurred in further deficits during the same calendar month.

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

The first stage of these new liquidity requirements was implemented to improve the information relating to the actual situation of banks without imposing specific limits, except liquidity mismatches for 30 and 90-day periods, for which thresholds with respect to the capital of banks are already in place. On December 28, 2018, the SBIF released an update on the liquidity requirements (Circular No. 3,644), which established a limit of 60% for the LCR as of January 1, 2019. The LCR limit will increase 10% per year until it reaches 100% in 2023.

Minimum Capital

Under the Chilean General Banking Act, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$22,052.6 million or US$31.7 million as of December 31, 2018).

Capital Adequacy Requirements

According to the Chilean General Banking Act (as amended from time to time, including without limitation, by Law No. 21,130) and the Regulations of the SBIF, as a general rule, the capital and reserves of a bank, or basic capital, cannot be less than (y) 4.5% of its risk weighted assets and (z) 3% of its total assets, in both cases, net of allowances, and its “effective net equity” cannot be less than 8% of its risk-weighted assets net of required loan loss allowances, as calculated in accordance with Chilean Bank GAAP. Note, however, that in any of the following events a higher effective net equity and/or a higher basic capital may be required:

(1)

If at the moment in which the incorporation deed of a bank is granted (or at the moment in which the authorization of existence of a branch of a foreign bank is granted), at least 50% of the minimum paid-in capital and reserves, or basic capital (capital básico) (i.e., UF800,000 (Ch$22,052.6 million or US$31.7 million as of December 31, 2018)) has not been paid, the respective bank shall have an additional basic capital equal to 2% of its risk weighted assets, net of required allowances, above the general minimum basic capital of 4.5% plus any additional basic capital that may be applicable pursuant to number (2) below. The additional 2% requirement will be reduced to 1% once the bank’s paid basic capital reaches UF 600,000 (Ch$16,539.5 million or US$23.8 million as of December 31, 2018).

(2)	Once the CMF replaces the SBIF, the following shall occur:

a.

Within 18 months from the date in which such replacement occurs, the CMF shall issue a regulation (with the affirmative consent of the Council of the Chilean Central Bank) setting forth (i) the standardized methodology for risk weighting the assets of a bank and, (ii) in the event of banks authorized to use their own methodologies, the requirements to use and implement them. Once such regulation becomes effective, a bank will be required to have an additional basic capital equal to 2.5% of its risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement will come into effect progressively during a 4-year term at a ratio of 0.625% per year, starting on the date in which the CMF issues the aforementioned regulation;

b.

Within 18 months from the date in which such replacement occurs, the CMF shall issue a regulation setting forth the conditions that may trigger the imposition by the Chilean Central Bank of an additional basic capital requirement up to 2.5% of a bank’s risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement may be imposed by the Chilean Central Bank on a general basis applicable to all banking institutions, as a contra-cyclical measure;

c.

Within 18 months from the date in which such replacement occurs, the CMF shall issue a regulation (with the affirmative consent of the Council of the Chilean Central Bank), which shall set forth the criteria for considering a bank or group of banks of systemic importance. Further, with the affirmative vote of the Chilean Central Bank, the CMF may determine, through a grounded resolution, that a bank is of systemic importance. In such event, the CMF will be entitled to impose, among others, one or more of the following conditions: (y) an increase between 1% and 3.5% to the basic capital over risk weighted assets, net of required allowances, above the aforementioned 8% minimum effective net equity (Patrimonio Efectivo) requirement and (z) an increase of up to 2% to the basic capital over total assets, net of required allowances, above the aforementioned 3% minimum basic capital requirement. The conditions imposed on a bank qualified of systemic importance, may be terminated in the event the Council of the CMF determines that a bank no longer has systemic importance; and

d.

If after a review process, to the judgment of the CMF, a bank presents risks not properly protected with the equity requirements mentioned above, the CMF may impose additional equity requirements. In any event, the additional equity requirements shall not exceed 4% of its risk weighted assets, net of required allowances. For these purposes, the CMF shall issue a regulation which shall set forth the criteria applicable in these cases.

Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it does not deduct goodwill or intangible assets.

Regulatory capital or “effective net equity” is defined as the aggregate of:

•	a bank’s paid-in capital and reserves;

•

bonds issued without a maturity date and preferred stock issued once the CMF issues a regulation authorizing their issuance. These instruments shall be valued at their issue price, for an amount up to one third of its basic capital;

•	its subordinated bonds, valued at their placement price (but decreasing by 20% for each year during the period commencing six years prior to maturity), for an amount up to 50% of its basic capital;

•	goodwill or premiums, paid balances and investments in companies that are not part of the consolidation, which shall be deducted;

•

its voluntary allowances for loan losses for an amount of up to 1.25% of risk-weighted assets. Note that the CMF shall issue regulations setting forth (i) the standardized methodology for calculating risk-weighted assets, and (ii) in the event of banks authorized to use their own methodologies, the requirements to use and implement them. Once such regulation is issued, voluntary allowances shall be considered up to the following amounts: (y) up to 1.25% of its credit risk weighted assets, if standard methodologies are applied or (z) 0.625% in the event non-standard methodologies are applied;

•	minority interests of up to 20% of the basic capital (provided that if such minority interests exceed 20%, only 20% will be taken into account); and

•	other adjustments as instructed by the SBIF.

In cases where a limit is required to be applied on an unconsolidated basis, capital attributable to subsidiaries and foreign branches shall be excluded.

Pursuant to Transitory Article First of Law No. 21,130, until the date in which the CMF issues the regulations that shall set forth (i) the standardized methodology for calculating risk-weighted assets and (ii) in the event of banks authorized to use their own methodologies, the requirements to use and implement them, a five-category risk classification system will be applied to bank assets that is based on the Basel Committee recommendations.

As provided in Article 68 of the Chilean General Banking Act, if a bank fails at any time to meet the legal requirements relating to the maintenance of regulatory capital (which is comprised of effective net worth and basic capital, as both concepts are defined in Article 66 of the Chilean General Banking Act and Chapter 12-1 of the Regulations of the SBIF), the bank would have to comply with such legal requirements within a period of 60 days. Further, for each day in which the bank it fails to comply with such legal requirements, it would be subject to a daily penalty equal to one thousandth of the deficit of the effective net worth or basic capital, as the case may be.

Note that once the CMF replaces the SBIF, the aforementioned sanction will be replaced by those set forth in Title III of Law No. 21,000 which created the CMF (i.e., the CMF may impose one or more of the following sanctions (i) censure; (ii) fines up to the following amounts: (x) UF 15,000 (approximately US$595,000 as of December 31, 2018), but in the event the entity is sanctioned for breaches of similar nature before, the amount of the fine could be up to five times the aforementioned amount, (y) 30% of the irregular operation or (z) double of the benefits realized as a result of the irregular operation; and/or (iii) revocation of its authorization of existence.

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

•	a bank cannot extend loans to another bank subject to the Chilean General Banking Act in an aggregate amount exceeding 30% of the effective net equity of the lender bank;

•

the total amount of loans granted by a bank to a group of persons or entities belonging to the same business group (grupo empresarial) as this term is defined in Title XV of the Chilean Securities Market Act, cannot exceed 30% of the actual equity of the lending bank. For these purposes, the loans mentioned in the preceding bullet shall not be considered;

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

Any breach of the lending limits set forth in clauses a), b) and c) above, will be subject to a fine equivalent to 10% of the excess amount. In case of breach of the rules set forth in clause f) above, it will be subject to a fine equivalent to 20% of the loan granted.

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

Classification of Banks and Loan Portfolios

Solvency and Management. Chilean banks are classified into categories I through V based on their solvency and management ratings. The classification of each bank is confidential.

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

With respect to solvency, banks are qualified as level A, B and C.

A bank fits within level A if (y) it complies with the general minimum effective net equity and basic capital requirements and (z) with the following additional requirements (if applicable), once they come into effect:

1.

An additional basic capital equal to 2.5% of its risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement will come into effect progressively during a four year term at a ratio of 0.625% per year, starting on the date in which the CMF issues the regulations concerning the methodologies for risk weighting the assets; and

2.

An additional basic capital up to 2.5% of its risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement may be imposed by the Chilean Central Bank on a general basis applicable to all banking institutions, as a contra-cyclical measure. The CMF shall issue a regulation setting forth the conditions that may trigger the application of this additional capital requirement.

A bank fits within level B, if it complies with the general minimum effective net equity and basic capital requirements, but not with the additional requirements outlined in the preceding paragraph, once they come into effect.

A bank fits within level C if it does not comply with the general minimum effective net equity and basic capital requirements. With respect to a bank’s management rating, level A banks are those that are not rated as level B or C. Level B banks display some weakness in their corporate governance, internal controls, security in their networks, information systems, response to risk, private risk rating or ability to manage contingency scenarios, which must be corrected within the period preceding the next evaluation, considering also the penalties imposed to the bank (except for those with a pending claim). Level C banks display significant deficiencies in internal controls, information systems, response to risk, private risk rating or ability to manage contingency scenarios. The CMF shall issue a regulation setting forth the terms and conditions necessary to implement the aforementioned management rating, which shall consider, among others, compliance by the bank of the regulations to be issued by the CMF governing critical information infrastructure in cyber security.

Main Differences Between the Accounting Policies under IFRS and Chilean Banking GAAP

The financial information included herein is prepared and presented in accordance with IFRS. Certain differences exist between Chilean Banking GAAP and IFRS which might be material to the financial information contained herein. The matters described below summarize certain differences between Chilean Banking GAAP and IFRS that may be material. We are responsible for preparing the summary below. We have not prepared a comprehensive reconciliation of our consolidated financial statements and related footnote disclosures between Chilean Banking GAAP and IFRS and have not quantified such differences. Accordingly, no assurance is provided that the following summary of differences between Chilean Banking GAAP and IFRS is complete.

Effective interest rate. Under Chilean Banking GAAP, the Bank recognizes the interest of some loans on a contractual basis. Under IFRS, this situation it is not permitted and interest must be recognized based on the effective interest rate.

Loan loss allowances. Prior to the adoption of IFRS 9 on January 1, 2018, we calculated loan loss allowances in accordance with IAS 39. The main difference between Chilean GAAP and IFRS 9 and IAS 39 regarding loan loss allowances is that loan loss allowances under Chilean GAAP are calculated using expected loss models based on specific guidelines set by the SBIF, which in turn are based on an expected losses approach while IAS 39 used an incurred loss approach. According to both Chilean Bank GAAP and IFRS, loan loss allowances are calculated using expected loss models. The models adopted with IFRS 9 used an expected loss approach, however these are not in accordance with specific guidelines under Chilean Bank GAAP given by the SBIF. The SBIF has not yet adopted IFRS 9 and therefore we have adjusted the consolidated financial statements to fully comply with IFRS standards. The most significant impact of IFRS 9 on our financial statements arises from the new impairment requirements. Impairment losses will increase and become more volatile for financial instruments in the scope of the IFRS 9 impairment model. Based on the assessment made, the total impact (net of tax) of the adoption of IFRS 9 on the opening balance of our equity on January 1, 2018 is Ch$129,025 million (net of tax).

Suspension of recognition of income on an accrual basis. Under Chilean Banking GAAP, the Bank does not recognize income on an accrual basis in the Statement of Income for certain loans included in the impaired portfolio. Under IFRS, this situation it is not permitted and interest must be recognized based on the effective interest rate.

Loan write-offs. Under Chilean Banking GAAP, write-offs of loans and accounts receivable are based on due, past due and current installments, and the term begins at the moment of default, i.e., when the default time of an installment or a portion of a loan reaches the write-off term established by the SBIF. The term corresponds to the time elapsed since the date on which payment of all or part of the obligation in default became due. IFRS does not require any such deadline for charge-offs. A charge-off due to impairment would be recorded, if and only if, all efforts at collection of the loan or account receivable had been exhausted. Accordingly, this difference does not materially impact our consolidated financial statements.

Under IFRS, it is not required to establish a charge-off date.

Investments in other companies. Investments in other companies in which the Bank does not exercise significant influence (ownership interest less than 20%) were reclassified and presented as available-for-sale financial investment in accordance with IAS 39. Under IFRS 9 these investments are reclassified according to the Bank’s intention either as financial instruments at fair value through profit or loss (FVTPL) or fair value through other comprehensive income (FVTOCI).

Other assets. Assets in lieu of payment were reclassified and recognized in accordance with IFRS 5.

Country risk provision and contingent loans. Under Chilean Banking GAAP, the Bank recognizes provisions for country risk and allowances related to the undrawn available credit lines and contingence loans in accordance with the local regulations. IFRS only permits the recognition of allowances based on the incurred loss model until December 31, 2017. Since January 1, 2018, in accordance with IFRS 9, expected credit losses for contingent loans are recorded in our consolidated financial statements.

Deferred taxes. Correspond to the deferred tax effects of all differences between Chilean Banking GAAP mentioned above.

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

Legal Provisions Regarding Banking Institutions with Financial Instability or Poor Management

Liquidation of Chilean banks may not be ordered in bankruptcy procedures, except when undergoing voluntary liquidation. The Chilean General Banking Act sets forth that if a bank is under certain specific adverse circumstances that are indicative of financial instability or poor management, the bank must (i) immediately inform the SBIF of the occurrence of any such circumstance, and (ii) submit to the SBIF within five days (extendable up to 10 days), a remediation plan approved by its board of directors. The remediation plan must include concrete measures towards the remediation of the situation affecting the bank and secure its normal operation. The SBIF is also authorized to request such remediation plan in the event it becomes aware that a bank has been affected by any such circumstances without having received timely notice thereof from the affected bank. The SBIF shall communicate, on a confidential basis, to the Financial Stability Council the bank’s submission of a remediation plan, as well as its approval, rejection and/or comments made by the SBIF. The remediation plan submitted by the bank must be approved by the SBIF and shall set forth a maximum six-month term from the date of its approval by the SBIF for its satisfaction, unless otherwise expressly authorized by the SBIF.

Additionally, the bank must provide the SBIF with periodic reports as to the implementation of the remediation plan. If the remediation plan includes, as one of its remediation measures, a capital increase, with the prior approval of the SBIF, the board of directors of the bank must summon a shareholders meeting to approve such increase. If the shareholders reject the capital increase, or if approved, it is not paid within the approved term, or if the SBIF rejects for a second time the conditions to summon the shareholders meeting, the SBIF may prohibit the bank for a maximum term of six months, renewable once for the same period, among others, from granting new loans, extending any loans beyond 180 days and releasing or limiting the collateral on existing loans. The Chilean General Banking Act provides that the remediation plan can include a three-year term loan from another bank which will be subordinated to other liabilities of the bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the SBIF, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25% of the creditor bank’s effective net equity.

If a bank does not submit a remediation plan, or if the remediation plan is rejected by the SBIF, or if the bank breaches any of the measures set forth therein, or has incurred in repeated breaches or fines, or is reluctant to comply with the SBIF’s orders or has incurred in any material fact that threatens its financial stability, or if the SBIF does not approve the remediation plan, or if such plan is not timely submitted by the bank or the terms of such plan are breached by the bank, or if the capital increase included in the remediation plan is approved by the shareholders of the bank but not paid within the approved term, or if the SBIF rejects for the second time the conditions to summon the shareholders meeting that shall approve the capital increase, the SBIF is authorized to appoint a delegated inspector and/or, with the prior consent of the Council of the Central Bank of Chile, to appoint a provisional administrator who will be in charge of the bank’s administration. The appointment of a delegated inspector or provisional administrator shall be for a period no longer than one year, renewable for one additional year in case of the delegated inspector, and indefinitely in the case of the provisional administrator.

Dissolution and Liquidation of Banks

The SBIF may provide that a bank must be liquidated if the safety of its depositors or other creditors so demands it, or when such bank does not have the necessary solvency to continue its operations. In such case, the SBIF must revoke such bank’s authorization of existence and mandate its liquidation, subject to approval by the Central Bank of Chile. The SBIF’s resolution must state the reason for ordering the liquidation and must appoint a liquidator, unless the Superintendent of Banks assumes this responsibility. Once the CMF replaces the SBIF, the CMF shall appoint a liquidator, who shall be a person that meets the suitability and technical capacity requirements to be determined by the CMF pursuant to a regulation to be issued by the CMF. Upon a liquidation order, all checking accounts deposits and obligations payable on demand from the ordinary course of business are required to be paid by using the bank’s existing funds, its deposits with the Central Bank of Chile or its investments in instruments that represent its reserves.

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

Changes in the Governance of Our Regulators

On February 23, 2017, Law No. 21,000, which establishes the CMF, was published. This new law modifies, among other matters, the corporate governance and operation of the Chilean regulator for securities and insurance, a role that has historically been performed by the Chilean Superintendency of Securities and Insurance. This law came into effect in March 2017. The main features of this new law are the following:

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

•

The new law required the President of Chile to submit to the Chilean Congress, within one year of the publication of the law, a bill to amend the Chilean General Banking Law in order to subject banks and financial institutions to the supervision of the Commission for the Financial Market. This bill was submitted to the Chilean Congress in June 2017. Law No. 21, 130 was enacted to modify the Chilean General Banking Act for purposes of adopting Basel III.

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

Financial Stability Council

Law No. 20,789 created the Financial Stability Council, composed by the Minister of Finance (Ministro de Hacienda), the chairman of the CMF and the Superintendent of Pensions. The purpose of this council is to facilitate the technical coordination and the exchange of information by these market regulators in all matters related to the prevention and management of situations which may involve a risk for the financial system.

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

With regard to Chilean banks the SBIF has also provided rules and guidelines for banks to set up an AML and Combating Financing of Terrorism, or CFT, prevention system applicable in their ordinary course of business, which must take into consideration the volume and complexity of their transactions, including their affiliates and supporting entities, and their international presence. In case of non-compliance of these rules and guidelines, the SBIF may impose administrative sanctions upon the infringing bank such as fines and warnings. Among other requirements, such system shall include at least (1) ”know your customer” policies, (2) a manual of policies and procedures, (3) the appointment of a compliance officer, and (4) all necessary technological tools to develop red-flag systems to identify and detect unusual operations. For more information on our Anti-Money Laundering Committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Other Committees—Anti-money laundering and anti-terrorism finance prevention committee.”

On December 2, 2009, Chilean Law 20,393 came into effect. Law 20,393 regulates and provides for the criminal liability of legal entities for certain crimes, such as money laundering, financing of terrorism, bribery, misappropriation (Apropiación Indebida), unfair administration (Administración Desleal), incompatible negotiation (Negociación Incompatible), and corruption between private parties (Corrupción entre Particulares). Pursuant to Law 20,393, a legal entity will be exempted from criminal liability if it has adopted and implemented a crime prevention model (Modelo de Prevención de Delitos) which shall include at a minimum (i) the appointment of a compliance officer, who shall be given enough powers and resources to exercise its duties and (ii) a system to prevent the commission of crimes which must be certified by external auditors, the respective risk classification entities and other specialized entities registered with the CMF. In this regard, Itaú Corpbanca and its subsidiaries have adopted and implemented a Crime Prevention Model which has been certified by BH Compliance Limitada.

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

Regarding foreign corrupt practices regulations, the Colombian Congress enacted Law 1778 of 2016 pursuant to which rules on liability of legal entities related with the commission of acts of transnational corruption were established (the “Law 1778”). Law 1778 grants authority to the Colombian Superintendence of Companies regarding the possibility to investigate and sanction legal entities whose employees, contractors, directors or partners (of their own or any subordinate entity) give, offer or promise to give to a foreign public official sums of money, any object of monetary value or any other kind of benefit or value in exchange for the latter to perform, omit or delay acts related with their duties and in connection with a business or international transaction. Additionally, according to Law 1778, the parent companies may also be responsible, along with their subordinate entities when, with the latter’s acknowledgement or tolerance, such subordinate entities (employees, contractors, directors or partners) perform acts of transnational bribery.

Finally, the Colombian Criminal Code includes rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, and the lack of controls.

Recent Regulatory Developments in Chile

Capital Adequacy Requirements

As noted above, on January 12, 2019, Law No. 21,130, which modified the Chilean General Banking Act, was enacted. Such law has adopted the capital adequacy requirements applicable to banks under Basel III. As of the date hereof, not all the provisions of Law No. 21,130 are in effect. Some capital adequacy provisions will come into effect once the CMF issues certain regulations to be issued according to such law. See “Item 4—Information on the Company—B. Business Overview—Chilean Banking Regulation and Supervision—SBIF.”

Commission for the Financial Market

On February 23, 2017, Law No. 21,000, which establishes the CMF, was published. This new law modifies, among other matters, the corporate governance and operation of the Chilean regulator for securities and insurance, a role that has historically been performed by the Chilean Superintendency of Securities and Insurance. This law came into effect in March 2017. See “Item 4. Information on the Company—Changes in the Governance of Our Regulators.”

Further, on January 12, 2019, Law No. 21,130, which modified the Chilean General Banking Act for purposes of adopting Basel III, was published. According to a Transitory Article Ninth of such law, the President of the Republic of Chile shall issue a Decree with Force of Law through the Ministry of Finance, which among other matters, shall determine the date in which the Chilean Commission for the Financial Market shall replace the SBIF. In respect of this, it has been announced that the Chilean Commission for the Financial Market will replace the SBIF effective as of June 1, 2019.

Modification to the AML Act

The AML Act has been recently amended as follows:

On February 18, 2015 Law No. 20,818 was enacted, amending certain provisions of the AML Act by: (i) increasing the authority of the FAU; (ii) increasing the scope of entities that are subject to the AML Act; (iii) amending the definition of “suspicious activities or transactions”; (iv) reducing the minimum amounts of the cash transactions to be registered and potentially reported to the FAU; (v) amending the sanctions applicable to any breach to the AML Act; (vi) adding new base crimes for the crime of money laundering; (vii) requiring entities subject to the AML Act to report to the FAU any transaction entered into by any individual or entity contained in any resolution issued by the United Nations Security Council; and (viii) establishing the obligation of the entities subject to the AML Act to register with the FAU, among other things.

On November 20, 2018 Law No. 21,121 was enacted amending, among others, the AML Act by including misappropriation (Apropiación Indebida) and unfair administration (Administración Desleal) as crimes of money laundering.

Tax Reform

On September 29, 2014, the Tax Reform was published in the Chilean Official Gazette, introducing the most significant amendments to the Chilean tax system over the last 30 years and strengthening the powers of the Servicio de Impuestos Internos, or the Chilean IRS to control and prevent tax avoidance. One of the main purposes of this reform was to finance major educational reforms. Thereafter the Tax Reform was modified by Law No. 20,899, published on February 8, 2016.

•

Due to the Tax Reform, the Bank is now subject to the partially integrated system where companies are subject to a corporate tax of 27%. Then, when the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 35%, against which only a 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax. Nevertheless, the foreign holder shall be entitled full corporate tax credit, if such holder is established on, domiciled in, or resident of a country with which Chile has a double taxation treaty in force or, until December 31, 2021, Chile has signed a double taxation treaty with such country, although not in force, given that the foreign holder credits his tax residency under the Chilean IRS’s Resolution No. 11, which was issued on January 20, 2019. This Resolution provides the requirements that must be met by foreign investors and their tax certificates in order to be eligible for this benefit.

Law No. 20,899 introduced changes to both systems in order to simplify them. Other amendments included in this Law are related to the accuracy of the general anti-avoidance rules and the implementation of Value Added Tax (VAT) for certain operations, mainly to the sale of real estate and leases with purchase option.

On August 21, 2018, a bill was submitted to the Chilean National Congress aimed at reforming the tax legislation. This bill proposes to unify the tax regimes referred to above, abolishing the current attributed income system, and providing for a general regime under which the corporate tax would apply as a general rule with a 27% rate, which would be fully creditable against the withholding tax or Global Complimentary Tax. To date, such bill is still under discussion by the Chilean National Congress.

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

Amendment to the Consumer Protection Act

On September 13, 2019, Law No. 21,081 was published in the Official Gazette. This law, which enters into effect pursuant to a schedule that ranges between March 14, 2019 and September 13, 2020, amends the Consumer Protection Act in the following manner: (i) strengthens consumer organizations; (ii) substantially increases the fines applicable for breaching the Chilean Consumer Protection Act; (iii) increases the period of the statute of limitations for liability; (iv) amends procedures in several respects in order to make them more consumer-friendly; and (v) increases the inspection powers of the National Consumer Service (SERNAC).

Bill Regarding the Limitation of Liability of Users of Payment Methods in Loss, Theft, Robbery or Fraud Cases

Since April 2005, Law No. 20,009 has provided the Chilean legal framework governing the liability of cardholders in case of thefts, losses and robbery of his or her credit or debit cards. Under Law No. 20,009, to the extent a cardholder notifies the issuer of the loss, theft or robbery of its credit or debit cards, they will be exempt from liability in respect of transactions made after such notification; further the issuer of the card must provide evidence that the transactions were made by the cardholder. Although it is generally considered that this mechanism has worked adequately, there is currently a bill of law under discussion in the Chilean Congress to amend certain aspects of Law No. 20,009 that is aimed at the establishment of a new liability regime in cases of loss, theft, robbery or fraud of payment cards or other similar payment methods, as well as in cases of fraud in electronic transactions (collectively, the “Payment Methods”). Pursuant to such bill of law, users of a Payment Method may limit their responsibility in cases of loss, theft, robbery or fraud by providing notice thereof to the issuer of the applicable Payment Method. Upon such notice, the issuer of the applicable Payment Method shall be liable for all operations occurring thereafter. Further, with respect to operations that took place prior to the corresponding notice by a user and that a user denies to have approved or performed, the user shall make a claim in respect thereof concurrently with the notice mentioned above, or within five business days thereafter. Upon such claim, the issuer of the Payment Method shall cancel the charges or reimburse the funds within seven business days. If the issuer of a Payment Methods desires to contest the claim of a user, the issuer shall bear the burden of proof.

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

Minimum Capital Requirements

The minimum capital requirement for banks on an unconsolidated basis set forth in the Financial System Organic Act was COP$79,835 million (Ch$17,813 million) for 2015, COP$85,240 million (Ch$19,019 million) for 2016, COP$90,142 (Ch$20,715 million) for 2017, COP$93,829 million (Ch$19,310 million) for 2018 and COP$96,813 million for 2019. Failure to meet such requirement can result in the relevant financial institution take over (Toma de Posesión) by the Colombian Superintendency of Finance. Minimum capital requirements are adjusted in January each year based on the inflation percentage for the precedent year. The capital requirements for each type of financial institution (financial corporations, financing companies, trust companies, etc.) are different, with banks having the highest minimum amount. Additionally, there are capital requirements above this minimum for the purposes of credit exposure and derivatives transactions.

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

Foreign Currency Position Requirements

According to Resolution 1, issued by the Central Bank of Colombia issued in 2018, as amended, a financial institution’s foreign currency position (Posición Propia en Moneda Extranjera) is the difference between such institution’s foreign-currency-denominated assets and liabilities (including any off-balance sheet items), made or contingent, including those that may be sold in Colombian legal currency.

Resolution 1 provides that the average of a bank’s foreign currency position for three business days cannot exceed the equivalent in Colombian pesos of 20% of the bank’s Technical Capital. Currency exchange intermediaries such as Itaú Corpbanca Colombia are permitted to hold a three-business-days average negative foreign currency position not exceeding the equivalent in foreign currency of 5% of its Technical Capital (with penalties being payable after the first business day).

Resolution 1 also defines foreign currency position in cash (Posición Propia de Contado en Moneda Extranjera), as the difference between all foreign-currency-denominated assets and liabilities. A bank’s three business days average foreign currency position has no limit.

Finally, Resolution 1 requires banks to comply with a gross position of leverage (Posición Bruta de Apalancamiento). Gross position of leverage is defined as the sum of (i) the rights and obligations of term and future contracts denominated in foreign currency, excluding obligations of a transaction that imply either the right or an obligation on foreign currency, plus (ii) foreign currency cash operations with settlement higher or equal to one banking day, excluding obligations of a transaction that imply either the right or an obligation on foreign currency plus (iii) the exchange rate risk exposure associated with debtor and creditor contingencies acquired in the trading of exchange rate options and derivatives. Resolution 1 sets no limit on the gross position of leverage with respect to the currency position in cash.

Deposit Insurance

In Colombia, the deposit insurance fund, FOGAFIN (Fondo de Garantías de Instituciones Financieras), guarantees up to COP$50 million (US$15,385.79 as of December 31, 2018) per person, for each institution calculated as the aggregate amount of time, savings and demand deposits held by individuals in a Colombian financial institution. Payment will be made in case of an administrative compulsory liquidation of the financial institution.

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

Notwithstanding the foregoing, such deposits would not be required in certain cases set forth in the External Resolution 1, including in the case of foreign currency loans aimed at financing Colombian investments abroad. Moreover, Resolution 1 sets forth a number of restrictions and limitations as to the use of proceeds in the case of foreign currency loans obtained by Colombian currency exchange intermediaries (including Itaú Corpbanca Colombia) and also provides that deposits would not be required in the event such restrictions and limitations are observed. Such foreign currency loans may be used, among others, for lending activities in a foreign currency with a tenor equal to, or shorter than, the tenor of the foreign financing.

As a general rule, interest payments to foreign currency loans granted by foreign banks to Colombian residents are currently subject to a withholding tax at: (i) the general tax rate applicable to entities that are not Colombian residents for tax purposes (33% in 2019, 32 % in 2020, 31% in 2021 and in 2022 and onward 30%), when such payments are made to entities located in a preferential tax regime jurisdiction, non-cooperative jurisdiction or low-tax jurisdiction, according to paragraph of section 408 of the Colombian Tax Code; (ii) 5% when those interest payments are (a) derived from loans with an eight-year or longer term and (b) related to infrastructure projects under Law 1508 of 2012; (iii) 15% when interest payments are related to a loan with a term of more than one year; and (iv) 15% in 2018 and 20% in 2019 and onward as a general rule (i.e. in other cases different than (i), (ii) and (iii) above) according to section 408 of the Colombian Tax Code.

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

Recent Regulatory Developments in Colombia

Tax Reform

On December 28, 2018, the Colombian Government approved a tax reform under Law No. 1.943. The most relevant features of this reform are:

•	General income tax rate will be reduced from 37% in 2018 down to 30% in 2022 as follows:

	2018	2019	2020	2021	2022 and following years
General tax rate	33%	33%	32%	31%	30%
Surcharge(*)	4%	—	—	—	—
Total	37%	33%	32%	31%	30%

(*)	To be paid only by taxpayers whose income surpasses COP$800 million.

•	Financial entities will be subject to a corporate income tax rate of 37% in 2019, 35% in 2020 and 34% in 2021.

•	The percentage of liquid equity to calculate “assumed income” (Renta Presuntiva) is expected to decrease from 3.5% in 2018 down to: (i) 1.5% in 2019 and 2020; and (ii) 0% in 2021.

•	As of 2019, input VAT in the acquisition of fixed assets may be treated as a tax credit and may be offset against the income tax due.

•	In fiscal year 2018, the thin capitalization rule applied to all kinds of indebtedness and the debt-to-equity ratio was 3:1.

•

As of 2019, the thin capitalization rule will apply only to indebtedness between related parties. In order to determine the non-deductible interest, the debt-to-equity is to 2:1. For the deductibility of interest, taxpayers will have to prove to the Colombian Tax Administration, upon request, that there is no indebtedness between related parties through back-to-back operations or any other kind of operation in which the creditor is a substantially related party. In such case, the parties involved in the operation may be jointly liable for the taxes, sanctions and interest.

•	The tax rate on dividends distributed to foreign companies, out of profits that were taxed at the corporate level is: (i) 5% in 2018; and (ii) 7.5% in 2019.

•

As of 2019, the dividends distributed between Colombian companies may be subject to a 7.5% withholding tax rate, which may be offset as a tax credit by the beneficial owner (either an individual tax resident or a foreign investor). Dividends distributed among Colombian entities duly registered as a corporate group before the Chamber of Commerce would not subject to withholding tax. In fiscal year 2018, dividends distributed among Colombian companies, out of profits that were taxed at the corporate level, were not subject to withholding tax.

•	A new wealth tax (Impuesto al Patrimonio) will apply to individuals and certain foreign investors in 2019, 2020 and 2021.

•	As of 2019, Colombia may levy a capital gains tax on the sale of shares of a non-Colombian entity when such non-Colombian entity owns assets/shares in Colombia. (Enajenaciones Indirectas.)

•

Entities and individuals involved in operations considered as tax abuse or tax fraud by the Colombian Tax Administration may be jointly liable for the taxes, sanctions and interest, pursuant to Section 793 of the Colombian Tax Code.

•	Private equity funds and collective investment funds remain as non-taxpayers and its beneficiaries may defer the realization of the income when certain conditions are met.

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

Securities Custodian

On January 26, 2017, the Colombian Ministry of Finance issued its Decree No. 119, which amended Decree No. 1068 of 2015 in relation to the general regime of foreign capital investment in Colombia and of Colombian investments abroad and other provisions regarding foreign exchange. The decree establishes that only entities such as trustee companies, broker companies and investment management companies can act as representatives of foreign portfolio investments.

Specialized Electronic Deposit and Payment Institutions (Sociedades Especializadas en Depósitos y Pagos Electrónicos or SEDPE)

On December 7, 2017, the Colombian Ministry of Finance issued its Decree No. 2076, which amended Decree No. 2555 to, among other things: (i) provide that SEDPEs shall establish a consumer advocate to protect consumers’ rights, (ii) authorize SEDPEs the use of correspondent networks and establish rules regarding cash payments through the correspondent network, (iii) authorize SEDPEs the opening of accounts through non-presential means, and (iv) authorize SEDPEs customers to have more than one account per SEDPE.

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

Purchase of Assets and Assumption of Liabilities in the Liquidation of a Credit Establishment

On March 15, 2018, the Colombian Ministry of Finance issued Decree No. 521, amending Decree No. 2555, which incorporates a chapter regulating the purchase of assets and assumption of liabilities from credit establishments (Establecimientos de Crédito) under a forced liquidation process.

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

Electronic Savings Accounts

On April 26, 2018 the Colombian Ministry of Finance issued Decree No. 720, amending Decree No. 2555, regarding the characteristics of the electronic savings accounts.

Capital Adequacy levels for Financial Conglomarates

On May 8, 2018 the Colombian Ministry of Finance issued Decree No. 774, amending Decree No. 2555, which incorporates a chapter regulating the adequate capital levels that must be complied by financial conglomerates, for which such financial institutions will have an 18 month term to comply with Decree No. 774.

Foreign Exchange

On May 25, 2018 the Colombian Central Bank issued External Resolution 1, which repeals the previous resolutions on foreign exchange, compiling and amending different matters on this subject that where established on External Resolutions (i) 8 of 2000, (ii) 3 of 2006, (iii) 1 of 2012, (iv) 9 of 2013, (v) 6 of 2015, and (vi) 3 of 2016.

Resolution Plans and Coordination Mechanisms

On May 28, 2018 the Colombian Ministry of Finance issued Decree No. 923, amending Decree No. 2555, which incorporates a chapter implementing the resolution plans and coordination mechanisms, which must be presented by the entities supervised by the Colombian Superintendency of Finance to foresee the strategy, resources, action guide processes and procedures adopted by these entities, in order to deal with situations of financial stress that are considered material in a timely and adequate manner.

Cybersecurity

On, June 5, 2018, the Colombian Superintendency of Finance issued External Circular No. 007, which sets the minimum requirements that must be set by entities supervised by the Colombian Superintendency of Finance, manage their systems of cybersecurity risks.

Capital Adequacy Requirements Amendment

On August 6, 2018 the Colombian Ministry of Finance issued Decree No. 1477, amending Decree No. 2555, regarding the capital adequacy requirements for financial institutions. Decree No. 1477 creates two complementary ratio mechanisms called (i) additional primary solvency ratio (Relación de Solvencia Básica Adicional) and (ii) leverage ratio (Relación de Apalancamiento). Additional primary solvency ratio is defined as the sum of the ordinary primary capital net of deductions and the additional primary capital, divided by the value of the weighted assets by their level of credit and market risk. The additional primary solvency of a financial institution must be at least 6%. In the case of the leverage ratio, this term is defined as the sum of the ordinary primary capital net of deductions and the additional primary capital, divided by the leverage value. This leverage ratio must be at least 3%.

Furthermore, Decree No. 1477 added the following buffers (Colchones), in order to increase both the quality and the amount of capital, to provide greater coverage to the risks assumed by the entity:

•	Conservation Buffer (Colchón de Conservación);

•	Buffer for entities with systemic importance (Colchón para las Entidades con Importancia Sistémica); and

•	Combined Buffer (Colchón Combinado).

Financial institutions shall comply with Decree No 1477 no later than February 6, 2020, except on the matters regarding the additional primary solvency ratio and the buffers, which will have a gradual implementation in a four year term, starting after February 6, 2020.

Investments in Companies of Innovation and Financial Technology

On December 27, 2018, the Colombian Ministry of Finance issued Decree No. 2443, amending Decree No. 2555, authorizing credit establishments to invest in companies, which sole purpose is to develop and /or apply innovations and technology related to the corporate purpose of the investing credit establishment.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our consolidated financial statements as well as “Item 5. Operating and Financial Review and Prospects.” Unless otherwise indicated, financial data in the following tables as of December 31, 2016, 2017 and 2018 has been expressed in Chilean pesos as of December 31, 2018. The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s CPI.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the years ended December 31, 2016, 2017 and 2018.

For presentation purposes only, we have grouped certain information set forth in the tables below as follows:

•

Financial investments: (i) for 2018, such investments refer to (x) financial instruments at fair value through profit or loss, (y) financial instruments at fair value through other comprehensive income and (z) financial instruments at amortized cost; and (ii) for periods prior to 2018, such investments refer to (x) trading investments, (y) available for sale investments and (z) held to maturity investments.

•

Total loans: (i) for 2018, such loans refer to loans and accounts receivable from customers at amortized cost; and (ii) for periods prior to 2018, such loans refer to accounts receivable from customers, net.

•	Interbank loans: (i) for 2018, such loans refer to interbank loans at amortized cost; (ii) for periods prior to 2018, such loans refer to interbank loans, net.

Because of these differences, the information for the year ended December 31, 2016 and 2017 is not comparable to the information for the year ended December 31, 2018.

	Year Ended December 31,
	2016				2017				2018
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	218,522	1,689	0.8%	(1.9)%	76,032	1,736	2.3%	—	127,534	1,778	1.4%	(1.2)%
UF	—	—	—	—	—	—	—	—	—	—	0.0%	—
Foreign currency	58,713		—	(9.7)%	27,145	—	—	(10.3)%	8,528	—	0.0%	10.2%

Total	277,235	1,689	0.6%	(3.5)%	103,178	1,736	1.7%	(2.7)%	136,062	1,778	1.3%	(0.5)%

Financial investments
Ch$	535,413	31,750	5.9%	3.1%	878,088	33,938	3.9%	1.5%	821,238	29,658	3.6%	1.0%
UF	409,993	2,112	0.5%	(2.1)%	489,972	8,273	1.7%	(0.6)%	704,707	26,354	3.7%	1.1%
Foreign currency	665,262	44,852	6.7%	(2.0)%	798,837	36,618	4.6%	(6.2)%	1,460,155	64,321	4.4%	15.0%

Total	1,610,668	78,715	4.9%	(0.3)%	2,166,896	78,830	3.6%	(1.8)%	2,986,100	120,333	4.0%	7.9%

Total loans
Ch$	5,138,512	703,514	13.7%	10.7%	5,913,408	671,628	11.4%	8.9%	5,977,972	572,181	9.6%	6.8%
UF	6,527,551	222,864	3.4%	0.7%	7,593,051	255,641	3.4%	1.0%	7,778,882	453,513	5.8%	3.1%
Foreign currency	6,135,822	464,499	7.6%	(1.2)%	7,351,083	621,450	8.5%	(2.7)%	7,226,952	582,271	8.1%	19.1%

Total	17,801,885	1,390,877	7.8%	2.9%	20,857,542	1,548,719	7.4%	1.9%	20,983,806	1,607,965	7.7%	9.7%

Interbank loans
Ch$	166,307	6,485	3.9%	1.2%	170,086	3,581	2.1%	(0.2)%	116,340	3,372	2.9%	0.3%
UF	—	—	—	—	—	—	—	—	—	—	0.0%	—
Foreign currency	196,185	1,696	0.9%	(7.4)%	191,538	1,880	1.0%	(9.4)%	87,332	1,642	1.9%	12.3%

Total	362,492	8,180	2.3%	(3.5)%	361,624	5,460	1.5%	(5.1)%	203,672	5,014	2.5%	5.4%

Investment under resale agreements
Ch$	34,876	1,696	4.9%	2.1%	82,555	2,317	2.8%	0.5%	103,654	2,782	2.7%	0.1%
UF	—	—	—	—	—	—	—	—	—	—	0.0%	—
Foreign currency	102,096	23,854	23.4%	38.6%	45,721	4,328	9.5%	(1.8)%	42,789	2,206	5.2%	15.9%

Total	136,972	25,550	18.7%	29.3%	128,275	6,645	5.2%	(0.3)%	146,443	4,988	3.4%	4.7%

Other interest earning assets

	Year Ended December 31,
	2016				2017				2018
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
Ch$	122	—	—	(8.2)%	180	—	—	(10.3)%	113	—	0.0%	10.2
UF	—	—	—	—	—	—	—	—	—	—	0.0%	—
Foreign currency	993,168	4,192	0.4%	12.8%	820,215	4,939	0.6%	(9.8)%	579,539	(761)	-0.1%	10.1

Total	993,289	4,192	0.4%	12.8%	820,395	4,939	0.6%	(9.8)%	579,652	(761)	-0.1%	10.1

Total interest earning assets
Ch$	6,093,752	745,134	12.2%	9.3%	7,120,348	713,200	10.0%	7.5%	7,146,851	609,771	8.5%	5.8%
UF	6,937,544	224,977	3.2%	0.5%	8,083,023	263,915	3.3%	0.9%	8,483,589	479,867	5.7%	3.0
Foreign currency	8,151,245	539,093	6.6%	(2.1)%	9,234,538	669,215	7.2%	(3.8)%	9,405,295	649,679	6.9%	17.8

Total	21,182,541	1,509,203	7.1%	2.0%	24,437,909	1,646,329	6.7%	1.1%	25,035,735	1,739,317	6.9%	9.4%

	Year Ended December 31,
	2016				2017				2018
	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Real Rate
	(in millions of Ch$)
NON-INTEREST EARNING ASSETS
Cash
Ch$	341,023				406,738				474,207
UF	—				—				—
Foreign currency	192,603				261,998				445,823
Total	533,626				668,736				920,030
Allowance for loan losses(1)
Ch$	234,582				334,571				482,567
UF	—				—				—
Foreign currency	222,365				291,170				271,780
Total	456,948				625,741				754,347
Property, plant and equipment
Ch$	64,522				85,675				73,524
UF	—				—				—
Foreign currency	36,006				44,105				37,100
Total	100,528				129,780				110,624
Derivatives
Ch$	773,393				945,341				892,914
UF	47,967				80,983				71,759
Foreign currency	192,707				219,709				311,364
Total	1,014,067				1,246,032				1,276,037
Other assets
Ch$	1,565,969				2,095,283				2,098,272
UF	15,665				6,920				13,324
Foreign currency	790,266				1,027,684				521,334
Total	2,371,900				3,129,887				2,632,930
Total non-interest earning assets
Ch$	2,510,325				3,198,466				3,056,349
UF	63,632				87,902				85,083
Foreign currency	989,216				1,262,327				1,043,840
Total	3,563,173				4,548,696				4,185,272
Total assets(2)
Ch$	8,604,077	745,134			10,318,814	713,200			10,203,200	609,771
UF	7,001,176	224,977			8,170,925	263,915			8,568,672	479,867
Foreign currency	9,140,462	539,093			10,496,866	669,215			10,449,134	649,679
Total	24,745,715	1,509,203			28,986,605	1,646,329			29,221,006	1,739,317

(1)

Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39.

(2)	Represents total of interest paying and non-interest earning assets.

	Year Ended December 31,
	2016				2017				2018
	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
LIABILITIES AND EQUITY
INTEREST BEARING LIABILITIES
Time Deposits
Ch$	5,244,385	238,587	4.5%	1.8%	5,657,825	205,639	3.6%	1.3%	6,171,595	184,021	3.0%	0.4
UF	1,480,525	55,293	3.7%	1.0%	1,009,946	31,833	3.2%	0.8%	639,980	40,755	6.4%	3.7
Foreign currency	3,159,182	165,501	5.2%	20.2%	3,476,788	195,765	5.6%	(5.3)%	3,285,676	160,958	4.9%	15.6

Total	9,884,092	459,381	4.6%	7.6%	10,144,559	433,237	4.3%	(1.0)%	10,097,251	385,734	3.8%	5.5

Central Bank borrowings
Ch$	—	—	—	—	—	—	—	—	—	—	—	—

	Year Ended December 31,
	2016				2017				2018
	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate
	(in millions of Ch$ except for percentages)
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—

Total	—	—	—	—	—	—	—	—	—	—	—	—

Repurchase agreements
Ch$	105,389	4,528	4.3%	1.6%	192,502	6,103	3.2%	0.9%	281,691	7,546	2.7%	0.1
UF	—	—	—	—	—	—	—	—	—	4	0.0%	0.0
Foreign currency	294,863	43,558	14.8%	42.8%	403,849	26,574	6.6%	(4.4)%	524,532	22,114	4.2%	14.8

Total	400,252	48,086	12.0%	31.9%	596,351	32,677	5.5%	(2.7)%	806,223	29,664	3.7%	9.7

Mortgage finance bonds
Ch$	210	2,839	1,351.9%	1,313.7%	1,021	1,452	142.2%	136.8%	—	—	0.0%	0.0
UF	71,532	1,402	2.0%	(0.7)%	71,879	1,797	2.5%	0.2%	58,939	2,963	5.0%	2.4
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	0.0

Total	71,742	4,241	5.9%	3.1%	72,900	3,249	4.5%	2.1%	58,939	2,963	5.0%	2.4

Bonds
Ch$	140,587	82,121	58.4%	54.2%	1,052,950	88,288	8.4%	5.9%	567,496	61,589	10.9%	8.0
UF	2,954,380	97,588	3.3%	0.6%	3,469,207	124,215	3.6%	1.3%	4,232,986	209,261	4.9%	2.3
Foreign currency	1,111,030	51,344	4.6%	(3.9)%	1,523,771	67,132	4.4%	(6.4)%	989,060	48,439	4.9%	15.6

Total	4,205,997	231,053	5.5%	1.2%	6,045,928	279,635	4.6%	0.1%	5,789,542	319,289	5.5%	5.1

Other interest bearing liabilities
Ch$	1,236,698	24,576	2.0%	(0.7)%	1,555,940	7,879	0.5%	(1.8)%	1,623,176	7,596	0.5%	(2.1)
UF	11,946	2,122	17.8%	14.7%	27,495	6,321	23.0%	20.2%	15,607	4,833	31.0%	27.6
Foreign currency	2,780,526	100,569	3.6%	(4.9)%	3,068,671	100,349	3.3%	(7.4)%	3,130,676	101,575	3.2%	13.8

Total	4,029,170	127,267	3.2%	(3.5)%	4,652,106	114,549	2.5%	(5.3)%	4,769,459	114,004	2.4%	8.4

Total interest bearing liabilities
Ch$	6,727,269	352,651	5.2%	2.5%	8,460,238	309,361	3.7%	1.3%	8,643,958	260,752	3.0%	0.4
UF	4,518,383	156,405	3.5%	0.7%	4,578,529	164,166	3.6%	1.3%	4,947,511	257,816	5.2%	2.5
Foreign currency	7,345,601	360,972	4.9%	(3.7)%	8,473,079	389,820	4.6%	(6.2)%	7,929,943	333,086	4.2%	14.8

Total	18,591,253	870,028	4.7%	(0.4)%	21,511,846	863,347	4.0%	(1.7)%	21,521,412	851,654	4.0%	6.2

	Year Ended December 31,
	2016				2017				2018
	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate
	(in millions of Ch$)
NON-INTEREST EARNING LIABILITIES
Non-interest-bearing demand deposits
Ch$	445,473				524,668				657,388
UF	6,754				9,080				6,053
Foreign currency	1,446,241				1,662,949				1,670,808

Total	1,898,468				2,196,697				2,334,249

Derivatives
Ch$	641,346				769,775				755,182
UF	73,255				104,225				91,479
Foreign currency	131,319				147,662				241,447

Total	845,920				1,021,662				1,088,108

Other non-interest-bearing
Ch$	422,558				430,626				381,290
UF	66				77,431				145,879
Foreign currency	180,758				309,898				259,246

Total	603,382				817,955				786,415

Equity
Ch$	2,758,990				3,394,866				3,340,551
UF	47,688				37,177				117,620
Foreign currency	13				6,402				32,650

Total	2,806,690				3,438,445				3,490,821

Total non-interest-bearing liabilities and shareholders’ equity
Ch$	4,268,367				5,119,935				5,134,412
UF	127,763				227,913				361,030
Foreign currency	1,758,331				2,126,911				2,204,151

Total	6,154,461				7,474,759				7,699,594

Total liabilities and equity(1)
Ch$	10,995,636	352,651			13,580,173	309,361			13,778,370	260,752
UF	4,646,147	156,405			4,806,442	164,166			5,308,542	257,816

	Year Ended December 31,
	2016				2017				2018
	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate	Average Balance	Interest Paid	Average Nominal Rate	Average Real Rate
	(in millions of Ch$)
Foreign currency	9,103,931	360,972			10,599,990	389,820			10,134,094	333,086

Total	24,745,714	870,028			28,986,605	863,347			29,221,006	851,654

(1)	Represents total of interest bearing and non-interest bearing liabilities and shareholders’ equity.

Interest-earning Assets—Net Interest Margin

The following tables analyze, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrate the comparative margins obtained, for each of the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	(in millions of constant Ch$ except for percentages)
Total average interest earning assets
Ch$	6,093,752	7,120,348	7,146,851
UF	6,937,544	8,083,023	8,483,589
Foreign currency	8,151,245	9,234,538	9,405,295

Total	21,182,541	24,437,909	25,035,735

Net interest earned(1)
Ch$	393,041	403,839	349,019
UF	68,014	99,749	222,051
Foreign currency	178,120	279,394	316,593

Total	639,175	782,982	887,663

Net interest margin, nominal basis(2)
Ch$	6.4%	5.7%	4.9%
UF	1.0%	1.2%	2.6%
Foreign currency	2.2%	3.0%	3.4%

Total	3.0%	3.2%	3.5%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest income between changes in the average volume of interest-earning assets and interest bearing liabilities and changes in their respective nominal interest rates from 2016 to 2017 and 2017 to 2018.

For presentation purposes only, we have grouped certain information set forth in the tables below as follows:

•

Financial investment: (i) for 2018, such investments refer to (x) financial instruments at fair value through profit or loss, (y) financial instruments at fair value through other comprehensive income and (z) financial instruments at amortized cost; and (ii) for periods prior to 2018, such investments refer to (x) trading investments, (y) available for sale investments and (z) held to maturity investments.

•

Total loans: (i) for 2018, such loans refer to loans and accounts receivable from customers at amortized cost; and (ii) for periods prior to 2018, such loans refer to accounts receivable from customers, net.

•	Interbank loans: (i) for 2018, such loans refer to Interbank loans at amortized cost; and (ii) for periods prior to 2018, such loans refer to Interbank loans.

Because of these differences, the information for the year ended December 31, 2016 and 2017 is not comparable to the information for the year ended December 31, 2018.

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
	(in millions of Ch$)
ASSETS
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	4,387	(4,340)	47
UF	—	—	—
Foreign currency	—	—	—

Total	4,387	4,340	47

Financial Investments
Ch$	(16,647)	18,835	2,188
UF	396	5,765	6,161
Foreign currency	9,264	(17,498)	(8,234)

Total	(6,987)	7,102	115

Total Loans
Ch$	104,644	(136,530)	(31,886)
UF	35,230	(2,453)	32,777
Foreign currency	93,445	63,506	156,951

Total	233,320	(75,478)	157,842

Interbank Loans
Ch$	147	(3,051)	(2,904)
UF	—	—	—
Foreign currency	(67)	251	184

Total	80	(2,800)	(2,720)

Investment under resale agreements
Ch$	2,386	(1,765	621
UF	—	—	—
Foreign currency	(13,167)	(6,359)	(19,526)

Total	(10,781)	(8,124)	(18,905)

Other interest earning assets
Ch$	—	—	—
UF	—	—	—
Foreign currency	(535)	1,282	747

Total	(535)	1,282	747

Total interest earning assets
Ch$	94,917	(126,852)	(31,934)
UF	35,626	3,312	38,938
Foreign currency	88,940	41,182	130,122

Total	219,484	(82,358)	137,126

	Increase (Decrease) from 2016 to 2017 due to changes in
	Volume	Rate	Net Change from 2016 to 2017
	(in millions of Ch$)
LIABILITIES AND SHAREHOLDERS’ EQUITY
INTEREST BEARING LIABILITIES
Time deposits
Ch$	20,192	(53,140)	(32,948)
UF	(17,801)	(5,659)	(23,460)
Foreign currency	15,874	14,390	30,264

Total	18,264	(44,408)	(26,144)

Central Bank borrowings
Ch$	—	—	—
UF	—	—	—
Foreign currency	—	—	—

Total	—	—	—
Repurchase agreements
Ch$	3,755	(2,180)	1,575
UF
Foreign currency	16,053	(33,037)	(16,984)

Total	19,807	(35,216)	(15,409)

Mortgage finance bonds
Ch$	10,964	(12,351)	(1,387)
UF	7	388	395
Foreign currency	—	—	—

Total	10,971	(11,963)	(992)

Bonds
Ch$	531,253	(525,086)	6,167
UF	16,930	9,697	26,627
Foreign currency	18,706	(2,918)	15,788

Total	566,888	(518,306)	48,582

Other interest bearing liabilities
Ch$	6,325	(23,022)	(16,697)
UF	2,771	1,428	4,199
Foreign currency	(9,126)	8,906	(220)

Total	(30)	(12,688)	(12,718)

Total interest bearing liabilities
Ch$	572,488	(615,778)	(43,290)
UF	1,907	5,854	7,761
Foreign currency	41,506	(12,658)	28,848

Total	615,901	(622,582)	(6,681)

	Increase (Decrease) from 2017 to 2018 due to changes in
	Volume	Rate	Net Change from 2017 to 2018
	(in millions of Ch$)
ASSETS
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	1,176	(1,134)	42
UF	—	—	—
Foreign currency	—	—	—

Total	1,176	(1,134)	42

Financial Investments
Ch$	(2,197)	(2,083)	(4,280)
UF	3,626	14,455	18,081
Foreign currency	30,314	(2,611)	27,703

Total	31,743	9,761	41,504

Total Loans
Ch$	7,333	(106,780)	(99,447)
UF	6,257	191,615	197,872
Foreign currency	(10,494)	(28,685)	(39,179)

Total	3,096	56,150	59,246

Interbank Loans
Ch$	(1,132)	923	(209)
UF	—	—	—
Foreign currency	(1,023)	785	(238)

Total	(2,155)	1,708	(447)

Investment under resale agreements
Ch$	592	(127)	465
UF	—	—	—
Foreign currency	(277)	(1,845)	(2,122)

Total	315	(1,972)	(1,657)

Other interest earning assets
Ch$	—	—	—
UF	—	—	—
Foreign currency	(1,449)	(4,251)	(5,700)

Total	(1,449)	(4,251)	(5,700)

Total interest earning assets
Ch$	5,772	(109,201)	(103,429)
UF	9,882	206,071	215,953
Foreign currency	17,071	(36,607)	(19,536)

Total	32,725	60,263	92,988

	Increase (Decrease) from 2017 to 2018 due to changes in
	Volume	Rate	Net change from 2017 to 2018
	(in millions of Ch$)
LIABILITIES AND SHAREHOLDERS’ EQUITY INTEREST BEARING LIABILITIES
Time deposits
Ch$	18,673	(40,287)	(21,614)
UF	(11,661)	20,583	8,922
Foreign currency	(10,761)	(24,046)	(34,807)

Total	(3,749)	(43,750)	(47,499)

Central Bank borrowings
Ch$	—	—	—
UF	—	—	—
Foreign currency	—	—	—
Total	—	—	—
Repurchase agreements
Ch$	2,828	(1,385)	1,443
UF	—	—	—
Foreign currency	7,941	(12,401)	(4,460)

	Increase (Decrease) from 2017 to 2018 due to changes in
	Volume	Rate	Net change from 2017 to 2018
	(in millions of Ch$)
Total	10,769	(13,786)	(3,017)

Mortgage finance bonds
Ch$	(1,452)	—	(1,452)
UF	(324)	1,490	1,166
Foreign currency	—	—	—

Total	(1,776)	1,490	(286)

Bonds
Ch$	(40,704)	14,005	(26,699)
UF	27,347	57,699	85,046
Foreign currency	(23,557)	4,864	(18,693)

Total	(36,914)	76,568	39,654

Other interest bearing liabilities
Ch$	340	(623)	(283)
UF	(2,733)	1,245	(1,488)
Foreign currency	2,028	(802)	1,226

Total	(365)	(180)	(545)

Total interest bearing liabilities
Ch$	(20,315)	(28,290)	(48,605)
UF	12,629	81,017	93,646
Foreign currency	(24,349)	(32,385)	(56,734)

Total	(32,035)	20,342	(11,693)

Return on Equity and Assets

The following tables set forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	Years ended December 31,
	2016	2017	2018
	(in millions of Ch$, except for percentages)
Net income	13,969	62,825	166,854
Net income attributable to equity holders of the Bank	14,407	67,821	171,331
Average total assets	24,745,715	28,986,605	29,221,006
Average equity	2,806,690	3,438,445	3,490,821
Net income as a percentage of:
Average total assets	0.06%	0.22%	0.57%
Average equity	0.50%	1.83%	4.78%
Average equity as a percentage of:
Average total assets	11.34%	11.86%	11.95%
Annual cash dividend	52,168	618	22,979
Dividend payout ratio, based on net income attributable to shareholders under local GAAP	50.00%	30.00%	40.00%

Investment Portfolio

Since 2018, our financial investments are classified into measurement categories based on both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For periods prior to 2018, our financial investments are classified at the time of purchase, based on our management’s determination, as trading or investment instruments, the latter being categorized as available-for-sale or held to maturity.

Financial investments as of December 31, 2016 and 2017 and 2018 are as follows:

	As of December 31,
	2016	2017	2018
	(in millions of Ch$)
Held-for-trading (2016 and 2017) | Financial Instruments at Fair Value Through Profit or Loss (2018)
Chilean Central Bank and Government securities:
Chilean Central Bank securities	8,349	3,963	21,736
Other Chilean Central Bank and Government securities	17,855	3,163	14,872
Other national institution securities:
Bonds	786	5	3
Notes	—	—	—
Other securities	12,608	—	4,014
Foreign institution securities:
Bonds	547,499	381,262	23,276
Notes	—	—	—
Other securities	11,727	8,147	19,505
Mutual funds investments
Funds managed by related organizations	33,733	18,521	3,532
Funds managed by third parties	—	—	10,005

Total	632,557	415,061	96,943

	As of December 31,
	2016	2017	2018
	(in millions of Ch$)
Available-for-sale (2016 and 2017)| Financial Instruments at Fair Value Through Other Comprehensive Income (2018)
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	901,239	687,945	411,431
Chilean Treasury bonds	272,734	1,081,879	913,041
Other Government securities	—	14,053	27,612
Other financial instruments
Promissory notes related to deposits in local banks	397,898	114,038	185,501
Chilean mortgage finance bonds	76	64	50
Chilean financial institutions bonds	2,607	9,032	—
Other local investments	32,230	6,159	5,979
Financial instruments issued abroad
Foreign government and central banks instruments	284,444	420,687	769,693
Other foreign investments	162,882	300,740	332,560
Impairment provision	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	—	18,469	4,909
Other investments	19,967	10,412	6,378
Impairment provision	—	—	—

Total	2,074,077	2,663,478	2,657,154

As of December 31,
	2016	2017	2018
(in millions of Ch$)
Held to Maturity | Financial Instruments at Amortized Cost (2018)
Central Bank and Government securities
Chilean Central Bank securities	—	—	—
Chilean treasury bonds	—	—	—
Other Government securities	—	—	—
Other financial securities
Promissory notes related to deposits in local banks	—	—	—
Chilean mortgage finance bonds	—	—	—
Chilean financial institution bonds	—	—	—
Other local investments	—	—	—
Financial instruments issued abroad
Foreign government and central banks instruments	226,433	—	—
Other foreign investments	—	202,030	198,923
Impairment provision	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	—	—	—
Other investments	—	—	—
Impairment provision	—	—	—

Total	226,433	202,030	198,923

We do not hold securities of any issuer other than the Central Bank of Chile, the Chilean Treasury, and the Colombian Ministry of Finance, in which the aggregate book value of the investment in such securities exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2018:

	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Financial Instruments at Fair Value Through Profit or Loss
Central Bank and Government securities:
Chilean Central Bank securities	16,377	0.54	5,359	7.89	—	—	—	—	21,736
Chilean Central Bank notes	—	—	—	—	—	—	—	—	—
Others Government securities	—	—	14,014	0.07	858	4.54	—	—	14,872
Other national institution securities:
Bonds	—	—	—	—	—	—	3	6.69	3
Notes	—	—	—	—	—	—	—	—	—
Other securities	4,014	0.06	—	—	—	—	—	—	4,014
Other local investments	—	—	—	—	—	—	—	—	—
Foreign institution securities:
Bonds	14,143	0.05	7,236	0.05	1,897	0.06	—	—	23,276
Notes	—	—	—	—	—	—	—	—	—
Other securities	17,654	0.04	—	—	—	—	1,851	—	19,505
Mutual fund investments:
Funds managed by related organizations	3,532	—	—	—	—	—	—	—	3,532
Funds managed by third parties	—	—	—	—	—	—	—	—	—
Other investments:		—	—	—	—	—	—	—
Other trading investments	10,005	—	—	—	—	—	—	—	10,005

Total	65,725	0.16	26,609	1.64	2,755	1.45	1,854	0.01	96,943

	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Financial Instruments at Fair Value Through Other Comprehensive Income
Chilean Central Bank and Government securities:
Chilean Central Bank securities	—	—	411,431	3.15	—	—	—	—	411,431
Chilean Treasury bonds	14,225	0.66	785,070	2.26	102,958	2.10	10,788	2.22	913,041
Others Government securities	—	—	9,182	3.09	18,430	3.70	—	—	27,612

	In one year or less	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Other financial instruments:
Promissory notes related to deposits in local banks	185,501	0.27	—	—	—	—	—	—	185,501
Chilean mortgage finance bonds	—	—	—	—	50	3.37	—	—	50
Chilean financial institution bonds	—	—	—	—	—	—	—	—	0
Other local investments	5,979	—	—	—	—	—	—	—	5,979
Financial instruments issued abroad:
Foreign Government and central bank instruments	437,265	2.47	262,270	5.12	70,158	0.06	—	—	769,693
Other foreign investments	152,836	0.04	152,952	0.05	15,779	0.05	10,993	0.06	332,560
Impairment provision	—	—	—	—	—	—	—	—	0
Unquoted securities in active markets
Chilean corporate bonds	—	—	46	5.30	4,863	5.95	—	—	4,909
Other foreign investments	—	—	—	—	—	—	—	—	0
Impairment provision	—	—	—	—	—	—	—	—	0
Other investment	6,378								6,378

Total	795,806	1.4	1,620,950	2.7	212,238	1.5	21,781	1.1	2,657,154

	Within one year	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
(in millions of Ch$, except for percentages)
Financial Instruments at Amortized Cost
Chilean Central Bank and Government securities:
Chilean Central Bank securities	—	—	—	—	—	—	—	—	—
Chilean treasury bonds	—	—	—	—	—	—	—	—	—
Other Government securities	—	—	—	—	—	—	—	—	—
Other financial instruments:
Promissory notes related to deposits in local banks	—	—	—	—	—	—	—	—	—
Chilean mortgage finance bonds	—	—	—	—	—	—	—	—	—
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Other local investments	—	—	—	—	—	—	—	—	—

	Within one year	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
(in millions of Ch$, except for percentages)
Financial instruments issued abroad:
Foreign government and central bank instruments	198,923	3.21	—	—	—	—	—	—	198,923
Other foreign investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other foreign investments		—	—	—	—	—	—	—	—
Other investment	—								—
Impairment provision	—	—	—	—	—	—	—	—	—

Total	198,923	3.21	—	—	—	—	—	—	198,923

Loan Portfolio

The following table presents our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses. Total loans reflect our loan portfolio, including past due principal amounts. For 2018, our loan portfolio refers to loans and accounts receivable from customers at amortized cost; and for periods prior to 2018, our loan portfolio refers to loans and accounts receivable from customers, net.

	As of December 31,
	2016	2017	2018
Commercial loans:
Commercial loans	11,956,364	11,116,076	11,457,388
Foreign trade loans	754,144	700,733	928,443
Checking account debtors	133,701	139,348	131,100
Factoring operations	76,141	140,738	210,567
Student loans	610,315	653,003	676,689
Leasing transactions	1,073,506	940,789	928,160
Other loans and receivables	30,300	25,859	34,553

Subtotals	14,634,471	13,716,546	14,366,900

Mortgage loans:
Letters of credit loans	57,708	47,400	38,364
Endorsable mutual mortgage loans	152,320	135,919	118,668
Other mutual mortgage loans	3,360,950	3,660,900	3,953,245
Leasing transactions	288,329	282,135	312,118
Other loans and receivables	29,210	26,399	23,432

Subtotals	3,888,517	4,152,753	4,445,827

Consumer loans:
Consumer loans	1,786,004	1,810,049	1,921,785
Checking account debtors	182,832	207,501	209,492
Credit card debtors	414,903	421,169	481,567
Consumer leasing transactions	17,091	11,176	6,203
Other loans and receivables	80,134	63,411	50,716

Subtotals	2,480,964	2,513,306	2,669,763

Loans	21,003,952	20,382,605	21,482,490

Loans and receivables from Banks	150,780	36,281	341,707

Total	21,154,732	20,418,886	21,824,197

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

Student loans: Loans with a government guarantee for college education, known as Créditos con Aval del Estado (“CAE”), established by law No. 20,027.

Leasing transactions: Leasing transactions are agreements for the financial lease of capital equipment and other property of our clients.

Other loans and receivables: Other loans and receivables refer to outstanding loans including commercial loans not classified in any of the categories described above.

Mortgage Loans

Mortgage loans: This category includes mortgage loans granted to individuals in order to acquire, expand, repair or build residential houses or apartments. Mortgage loans are granted in the form of endorsable or non-endorsable instruments/credit operations and letters of credit, with the former being the most frequently used in the market. This category also includes liaison credits granted before the mortgage loans are perfected; bilateral loans for purposes ancillary to the ones mentioned above; housing leasing operations and other receivables. Any loan granted to repay or restructure all or part of the credits described above belongs in this category.

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

Other loans and receivables: This sub-category includes loans that are ancillary or that complement mutual mortgage loans.

The balances of the renegotiated mortgage loans as of December 31 2016, 2017 and 2018 were as follows:

	As of December 31,
	2016	2017	2018
	(in millions of Ch$)
Opening balance(1)	1,360	15,660	10,933
Integration Itaú Corpbanca	13,315	—	—
Renegotiated(2)	4,584	1,519	2,779
Recovery(3)	(2,279)	(5,248)	(2,567)
Write-offs(4)	(1,320)	(998)	(33)

Final balance	15,660	10,933	11,112

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

Consumer Loans

Consumer loans. This category includes all loans granted to individuals for the purpose of acquiring consumer goods or services, except for student loans. It includes different types of loans (such as loans payable in installments or revolving loans) and outstanding balances arising from the use of credit cards by individuals or overdrafts on checking accounts. In addition, this category includes leasing operations for consumer purposes and other receivables. Any loan granted to repay or restructure all or part of the credits described above belongs in this category.

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

The balances of the renegotiated consumer loans as of December 31, 2016, 2017 and 2018 were as follows:

	As of December 31,
	2016	2017	2018
	(in millions of Ch$)
Opening balance(1)	25,996	128,722	150,706
Integration Itaú Corpbanca	93,542	—	—
Renegotiated(2)	78,496	91,837	48,318
Recovery(3)	(44,485)	(33,778)	(14,937)
Write-offs(4)	(24,827)	(36,074)	2,232

Final balance	128,722	150,706	186,319

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

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

The above-mentioned concessions are considered on a case-by-case basis. The grant of any concessions will depend on the situation of each customer and pursuant to the analysis by our collection department.

Furthermore, we offer a range of products to renegotiate loans, such as payment extensions or new operations to reduce the probability of write-offs.

Regarding the renegotiated loan portfolio, most of the loans are classified as impaired (i.e., those loans with installments over 60 days past due) and therefore, the associated allowance for loan losses is based on a probability of default of 100%. To reclassify a renegotiated loan out of the impaired classification, we used the criteria defined by the SBIF, i.e. the delinquency of such loans must be for at least four consecutive months with less than 90 days past due.

Remedial Management Portfolio

The remedial portfolio table set forth below represents the commercial loan portfolio and leasing portfolio managed by the remedial portfolio management unit (internally named Normalización Mayorista or “Wholesale Remedial”) which is part of the credit risk structure. This portfolio includes renegotiated commercial loans and leasing operations, commercial loans paid regularly but with certain delay, and commercial loans undergoing legal collection process.

The wholesale remedial management unit (Normalización Mayorista) managed a deteriorated exposure (internal classification of B3 or worse) of over Ch$500 million in 2018.

	As of December 31,
	2016	2017	2018
	(in millions of Ch$)
Opening balance(1)	75,600	237,197	492,534
Integration Itaú Corpbanca	189,709	—	—
Additions to normalization portfolio(2)	69,454	392,476	57,184
Recovery(3)	(44,455	(103,061	(61,078)
Write-offs(4)	(53,111	(34,077	(45,599)

Final balance(5)	237,197	492,534	443,041

(1)	Opening balance of the remedial portfolio.
(2)	Additions to remedial portfolio during each respective period.
(3)	Recovery (which may include payments, or settlements by judicial action) obtained during each respective period.
(4)	Loans and leasing operations write-offs of remedial management portfolio during each respective period.
(5)	Ending balance of the remedial management portfolio (outstanding and contingent exposures)

Currently, our remedial management portfolio is handled by a designated and specialized team (internally named Normalización Mayorista or “Wholesale Remedial”). The team has activities such as:

•	Analyzing borrowers’ status and viability and to assess the chances of recovery;

•	Establishing strategies and action plans in order to manage debtors’ portfolio;

•	Negotiating new payment schedules;

•	Transferring debtors to collection — legal proceedings;

•	Supervising and monitoring legal collection progress; and

•	Assuring appropriate internal classification.

During 2018, remedial management processes were reinforced, introducing two mayor changes:

•	To improve our recovery opportunities, the Remedial Management Unit has worked more closely with the Early Warning Unit, providing a deeper analysis of the cases as compared to previous years.

•	To monitor the cases with pending judicial proceedings more closely, we changed the committee’s frequency of review from six months to two months.

As established in our remedial management process, customers with a deteriorated economic situation will be transferred to the Remedial Management Unit (Normalization team), under the following conditions:

•	Customers with an internal classification of B3 or worse (note that we will transfer the relationship as a whole);

•	Defaulted customers (for 89 days or more);

•	Customers involved in judicial proceedings;

•	Customers that experience a sudden and severe deterioration in their financial position; and

•	Any customer that could result in a loss to the bank.

The remedial portfolio management team is responsible for determining any action that will be taken related to the customer (renegotiation of the exposure or collection), within a period not exceeding 30 days.

Risk Index of Our Loan Portfolio

The risk index is calculated as ratio of the allowance for loan losses over total loans. Allowance for loan losses as of December 31, 2018 refers to allowances for loans at amortized cost according to IFRS 9 and allowance for loan losses for periods are in accordance with IAS 39. Our risk index for commercial loans is calculated by including commercial current account debtors, foreign trade loans, commercial leases, factoring and other commercial loans. Mortgage loans include mortgage leasing arrangements and consumer mortgage loans, which include consumer leasing.

Commercial loans. Our risk index as of December 31, 2016, 2017 and 2018 was 2.9%, 3.3% and 3.4%, respectively. The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions. Commercial loans include foreign trade loans, leasing contracts and factored receivables.

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

Such division helps define credit processes for the companies’ business unit, including approval, monitoring and collections practices, using a regulatory and preventive outlook on credit risk. It also actively participates in loan approval and monitoring processes, which has helped us spread a risk-focused culture, reinforced by ongoing training for sales and risk executives. The division also directly manages higher risk loans in order to maximize recovery using a specialized approach.

Finally, the division’s assets quality ratios developed less favorably in comparison to 2015. Nevertheless, our asset quality ratios, including the risk index, the non-performing loans and the past-due loans, continued to outperform the financial system.

Mortgage loans. The risk index of our residential mortgage loans as of December 31, 2016, 2017 and 2018 was 0.6%, 0.8% and 1.5%, respectively.

Consumer loans. The risk index of our consumer loans as of December 31, 2016, 2017 and 2018 was 4.7%, 5.4% and 8.1%, respectively.

The division also created a risk committee, or the Risk Committee, comprised of directors and senior executives that continuously monitor division activities based on the objectives of the Bank and the business unit.

We consider Itaú Corpbanca’s Risk Index to be an important indicator of the quality of Itaú Corpbanca’s loan portfolio.

Our Risk Index as of December 31, 2016 and 2017 (calculated using general ledger balances and using the IAS 39 standard for allowance for loan losses) was:

RISK INDEX

	as of December 31,		% Change from
	2016	2017	2017/2016
	(in millions of constant Ch$ as of December 31, 2017 except for percentages)
Total loans	21,003,952	20,382,605	(3.0)%
Commercial loans	14,634,471	13,716,546	(6.3)%
Mortgage loans	3,888,517	4,152,753	6.8%
Consumer loans	2,480,964	2,513,306	1.3%
Allowances for loan losses	559,304	618,527	10.6%
Commercial loans	418,928	446,914	6.7%
Mortgage loans	23,472	35,019	49.2%
Consumer loans	116,904	136,594	16.8%
Allowances for loan losses as a percentage of total loans	2.7%	3.0%	14.0%
Commercial loans	2.9%	3.3%	13.8%
Mortgage loans	0.6%	0.8%	39.7%
Consumer loans	4.7%	5.4%	15.3%

During 2017, our loan portfolio and, consequently, our allowances for loan losses, were negatively impacted by (i) lower credit demand from companies for investment purposes limiting our commercial loan portfolio expansion in Chile, and (ii) a downward trajectory of the economic activity in Colombia also impacting our loan portfolio growth.

Our loan portfolio decreased 3.0% and was mainly impacted by the decrease in our commercial loans from Ch$14,634,471 million to Ch$13,716,546 million. On the other hand, both our mortgage loan portfolio, and our consumer loan portfolio increased (6.8% and 1.3%, respectively). Our mortgage loans, which is the business unit with the lowest level of risk, increased from Ch$3,888,517 million in 2016 to Ch$4,152,753 million in 2017 and our consumer loans, the business unit with the highest level of risk, increased from Ch$2,480,964 million in 2016 to Ch$2,513,306 million in 2017. As of December 31, 2017, commercial loans, mortgage loans and consumer loans represented 67.3%, 20.4% and 12.3% of our total loan portfolio.

Our Risk Index (calculated using general ledger balances) presented below as of December 31, 2017 is not comparable to the data as of December 31, 2018 due to the differences between the IFRS 9 standard we applied in 2018 and the IAS 39 standard we applied in 2017.

RISK INDEX

	as of December 31,		% Change from
	2017	2018	2018/2017
	(in millions of constant Ch$ as of December 31, 2018 except for percentages)
Total loans	20,382,605	21,482,490	5.4%
Commercial loans	13,716,546	14,366,900	4.7%
Mortgage loans	4,152,753	4,445,827	7.1%
Consumer loans	2,513,306	2,669,763	6.2%
Allowances for loan losses(1)	618,527	768,120	24.2%
Commercial loans	446,914	484,707	8.5%
Mortgage loans	35,019	66,117	88.8%
Consumer loans	136,594	217,296	59.1%
Allowances for loan losses as a percentage of total loans(1)	3.0%	3.6%	20.0%
Commercial loans	3.3%	3.4%	3.0%
Mortgage loans	0.8%	1.5%	76.4%
Consumer loans	5.4%	8.1%	49.8%

(1)

Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39.

During 2018, our loan portfolio and, consequently, our allowances for loan losses, were positively impacted by (i) an acceleration of economic activity in both Chile and Colombia, which led to a partial improvement in the credit risk of our loan portfolio and (ii) a decrease in exposure to major corporate single-names made after the merger, producing favourable credit risk adjustments. Higher allowances for loan losses in 2018 resulted primarily from the effects of our first time adoption of IFRS 9.

Our loan portfolio increased by 5.4% in 2018 as compared to 2017 as a result of the different dynamics we saw in our business segments. We continued to see a good performance throughout the year in our retail portfolio, particularly our consumer loans led by our strategy that began in the second quarter of 2017, to grow our retail segment in order to produce a more balanced portfolio in terms of retail and wholesale loans. Thus our mortgage loan portfolio, and our consumer loan portfolio increased (7.1% and 6.2%, respectively). Our mortgage loans, which is the business unit with the lowest level of risk, increased from Ch$4,152,753 million in 2017 to Ch$4,445,827 million in 2018 and our consumer loans, the business unit with the highest level of risk, increased from Ch$2,513,306 million in 2017 to Ch$2,669,763 million in 2018. When looking at our commercial loan portfolio, which still was a drag on overall growth in 2018, we did see a stronger performance in terms of margins. As of December 31, 2018, commercial loans, mortgage loans and consumer loans represented 66.9%, 20.7% and 12.4% of our total loan portfolio.

Consumer loans represent the single highest level of risk in our loan portfolio. As of December 31, 2018, the risk index of this business unit was 8.1%, while our commercial loans had a risk index of 3.4%. Our mortgage loans had the lowest risk index of 1.5%.

Our consumer loan portfolio may experience loan losses due to the absence of collateral in respect of unsecured loans, insufficient collateral in collateralized loans, and risks relating to the circumstances of individual borrowers, including unemployment or incapacitation of our consumer borrowers.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2018:

	Due in 1 year	Due after 1 year through 5 years	Due after 5 years	Balance as of December 31, 2018
	(in millions of constant Ch$ as of December 31, 2018)
Commercial loans	4,011,492	3,150,844	4,295,052	11,457,388
Foreign trade loans	909,499	12,054	6,890	928,443
Checking account debtors	131,100	—	—	131,100
Factoring operations	210,131	436	—	210,567
Student loans	221	8,343	668,125	676,689
Leasing transactions	50,370	339,882	537,908	928,160
Other loans and receivables	32,090	2,328	135	34,553

Subtotals	5,344,903	3,513,887	5,508,110	14,366,900

Letters of credit loans	1,313	6,606	30,445	38,364
Endorsable mutual mortgage loans	240	6,839	111,589	118,668
Other mutual mortgage loans	4,543	51,867	3,896,835	3,953,245
Leasing transactions	1,477	13,155	297,486	312,118
Other loans and receivables	21	587	22,824	23,432

Subtotals	7,594	79,054	4,359,179	4,445,827

Consumer loans	88,045	1,490,536	343,204	1,921,785
Checking account debtors	209,492	—	—	209,492
Credit card debtors	407,067	72,708	1,792	481,567
Consumer leasing transactions	546	5,525	132	6,203
Other loans and receivables	50,716	—	—	50,716

Subtotals	755,866	1,568,769	345,128	2,669,763

Subtotal loans				21,482,490
Loans and receivables to banks				341,707

Total loans				21,824,197

The following table presents the interest rate analysis of our outstanding loans due after one year as of December 31, 2018.

As of December 31, 2018
Variable interest rate
Ch$	943,349
UF	389,645
Ch$ indexed to US$	13,824
Foreign currency	2,781,384

Subtotal	4,128,202

Fixed interest rate
Ch$	2,608,633
UF	5,796,355
Ch$ indexed to US$	803

As of December 31, 2018
Foreign currency	2,840,134

Subtotal	11,245,925

Total	15,374,127

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2018:

2018	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 year	Total
	(in millions of constant Ch$ as of December 31, 2018)
Commercial loans	119,044	6,062	107,613	232,719
Foreign loans (*)	1,445,603	1,716,136	2,240,323	5,402,063

Total	1,564,647	1,722,198	2,347,936	5,634,781

(*)	Includes commercial, mortgage and consumer loans.

Loans by Economic Activity

The following table sets forth as of the dates indicated, an analysis of our gross loan portfolio based on the borrower’s principal business activity. Loans for 2018 refer to loans and accounts receivable from customers at amortized cost; and for prior periods, loans refer to loans and accounts receivable from customers, net:

Loans by Economic Activity

	Domestic Loans as of December 31,			Foreign Loans as of December 31,			Total Loans as of December 31,			Distribution percentage as of December 31,
	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018
Loans by Economic Activity
Manufacturing	1,065,647	987,900	982,497	155,749	52,591	114,714	1,221,396	1,040,491	1,097,211	5.81%	5.11%	5.11%
Mining and Petroleum	428,384	445,907	424,883	275,056	198,154	252,894	703,440	644,061	677,777	3.35%	3.16%	3.16%
Electricity, Gas and Water	720,818	531,474	600,667	414,511	405,009	356,706	1,135,329	936,483	957,373	5.41%	4.59%	4.46%
Agriculture and Livestock	262,449	298,517	207,271	165,296	117,413	139,098	427,745	415,930	346,369	2.04%	2.04%	1.61%
Forestry and wood extraction	28,853	8,213	24,511	6,494	30,594	5,172	35,347	38,807	29,683	0.17%	0.19%	0.14%
Fishing	58,770	13,912	1,945	—	—	1,530	58,770	13,912	3,475	0.28%	0.07%	0.02%
Transport and storage	442,468	424,223	509,354	251,885	244,254	191,047	694,353	668,477	700,401	3.31%	3.28%	3.26%
Communications	31,712	29,377	23,886	48,448	65,062	62,191	80,160	94,439	86,077	0.38%	0.46%	0.40%
Construction	1,359,125	1,368,244	1,436,096	265,669	269,876	310,530	1,624,794	1,638,120	1,746,626	7.74%	8.04%	8.13%
Commerce	912,877	999,639	861,291	801,712	713,211	758,817	1,714,589	1,712,850	1,620,108	8.16%	8.40%	7.54%
Services	2,869,113	2,619,520	2,735,023	1,418,260	1,161,213	1,137,037	4,287,373	3,780,733	3,872,060	20.41%	18.55%	18.02%
Others	2,465,332	2,384,400	2,436,337	185,843	347,843	793,403	2,651,175	2,732,243	3,229,740	12.62%	13.41%	15.03%

Subtotal Commercial Loans	10,645,548	10,111,327	10,243,761	3,988,923	3,605,219	4,123,139	14,634,471	13,716,546	14,366,900	69.68%	67.30%	66.88%

Mortgage Loans(1)	3,360,930	3,635,993	3,852,962	527,587	516,760	592,865	3,888,517	4,152,753	4,445,827	18.51%	20.37%	20.70%
Consumer Loans(1)	1,353,422	1,544,062	1,750,986	1,127,542	969,244	918,777	2,480,964	2,513,306	2,669,763	11.81%	12.33%	12.43%

Total	15,359,900	15,291,382	15,847,709	5,644,052	5,091,223	5,634,781	21,003,952	20,382,605	21,482,490	100%	100%	100%

(1)	Figures prepared according to IFRS. We have classified our loan portfolio taking into account the debtor that receives the loan.

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally trade-related. The table below lists our total amounts outstanding to borrowers in foreign countries as of December 31, 2016, 2017 and 2018. This table does not include foreign trade-related loans to Chilean borrowers.

	As of December 31
	2016	2017	2018
	(in millions of constant Ch$)
Argentina	107	3,028	30,939
Bahamas	—	—	—
Brazil	7,128	4,386	—
British Virgin Islands	6,725	6,154	—
Colombia	5,199,713	4,807,040	5,087,740
Costa Rica	1,683	—	—
France	—	923	1,046
Luxembourg	1,677	—	—
Mexico	47,923	29,199	43,327
Netherlands	47,701	22,974	—
Panama	16,509	7,047	2,983
Peru	198,428	182,712	262,023
Switzerland	40,179	—	—
United States	76,278	27,761	206,722

Total	5,644,052	5,091,223	5,634,781

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions. The table below lists the amounts of foreign deposits by country as of December 31, 2016, 2017 and 2018.

	As of December 31
	2016	2017	2018
	(in millions of constant Ch$)
Australia	173	523	147
Belgium	2,045	1,593	25
Canada	166	186	315
China	5	3	9
Colombia	278,098	125,597	158,787
Denmark	362	939	—
England	—	69	60
Germany	11,971	2,940	8,715
Italy	18	132	—
Japan	887	69	634
London	—	3,337	—
Mexico	44	31	1
New Zealand	—	20	—
Norway	39	2	1
Panama	270	755	242
Peru	—	32	24
South Korea	—	—	22
Spain	4,620	3,713	27
Sweden	269	56	3
Switzerland	163	113	770
United Kingdom	2,012	1,051	2,988
United States	701,819	505,462	484,595
Venezuela	7	7	—

Total	1,002,968	646,630	657,365

Credit Risk Governance

Credit risk management is the responsibility of the Corporate Risk Management Unit, which reports to the CEO. Its objective is to ensure that risk management is a competitive advantage for the Bank, through an integral management that allows the business areas to achieve their objectives, in an environment of adequate control and alignment with the risk strategy of the Bank.

To accomplish this goal, the Corporate Risk Management Unit combines, among others, a well-defined credit process in terms of approval, monitoring and collection procedures, a strong supervision of all stages of the credit cycle, monitoring the quality and performance of our loan portfolio and taking promptly measures over potentially non-performing loans, while ensuring strong compliance of the legal, regulatory and normative framework.

The Credit Risk Management and Control structure is segregated in Wholesale Credit Risk, Retail Credit Risk, Credit Risk Control, Operational Risk and Compliance, Retail Collection and Risk Architecture.

Wholesale Credit Risk is accountable for the credit process of the wholesale banking business segments comprised of Corporate, Real Estate Companies, Large Enterprises, Financial Institutions, Representative Office in Peru, Risk Countries, Subsidiaries and Wholesale Remedial Unit.

Retail Credit Risk is responsible for the credit acceptance process of the Bank’s retail segments, comprised of Retail Companies, SME’s, Private Bank, Personal Bank, Itaú Branches and Banco Condell.

Credit Risk Control has a transversal function focused on monitoring the performance of the credit portfolio, assets classification and models development. Additionally, it verifies the consistency of credit policies and procedures and also generates information and analysis related to credit risk for the decision making of the different units.

Retail Collection is responsible for the full collection process, including the strategy and operations of the Bank’s retail segments, composed of Retail Companies, Private Banking, Personal Bank, Itau Branches and Banco Condell. The collection strategy is designed based on the products, business segmentation, days past due, channels, legal actions, geographic cover and collection operations, using an internal collections group and vendors.

Risk Architecture has a transversal function, focused on the analysis and coordination of technological projects that involve the improvement of our business processes. Additionally, Risk Architecture controls the efficiency of our resources, using technological or robotics tools, in addition to the development of analytics and machine learning.

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

Retail Credit Risk

In Retail Banking, credit risk management is responsible for the credit evaluation of all the segments that are part of the Retail Business Unit.

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

Collection.

We focus on having a high quality collection process, with a consistent strategy in terms of products, policies, suppliers, means of payment and specialized vendors. The collection process is composed of:

•

Collection Strategy. Our collection strategy is currently based on our products, business segments, delinquency lines, collection channels, geographic coverage, and applied test policies (champions and challengers). Delinquent debtors are reported to credit bureaus.

•

Collection Operations. Our collection operations strategy is based on internal teams and suppliers. The collection operations teams provide coverage through different channels (e.g., digital collection, telephone collection, property collection, collection in branches and judicial collection) and operate under a performance model and merit considerations. In addition, our continuity plan requires the use of external collection emergencies in cases of emergency or union instability, among others.

•	Policies and Products. Rewrites, standardization offers and payments agreements are made as necessary. Our objective is to maximize the recovery of capital.

•	Control Environment and Support. Reliable information management systems are used, which allow us to have a controlled process. We have a collection system and predictive dialers for telephony.

Write-off Policy, Recovery and Planning.

The write-off policy, recovery and planning process consists of:

•

Write-off Policy. As a general rule, charge-offs should be done when all collection efforts have been exhausted. These charge-offs consisted of derecognition from the consolidated statements of financial position of the corresponding loans transactions in their entirety, and, therefore, included portions of loans that were not past due in the case of installments loans or leasing transactions (no partial charge-offs exist). For portfolios without guarantees (consumer loans in installments), the write-off is made at 180 days of delinquency; for commercial loans, the write-off is made at 24 to 36 months of delinquency (depending on the type of guarantees); and for the mortgage portfolio, the write-off is made at four years of delinquency.

•

Loan Loss Reserve. History of defaults, recoveries, write-offs and collection expenses are used to calculate the allowances of each portfolio. Back Testing Analyses are periodically performed in order to ensure the right coverage, as well as the correct models performance.

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

Impairment Assessment as of January 1, 2018 (Under IFRS 9)

Starting from January 1, 2018, we replaced the “incurred loss” model of IAS 39 with an “expected credit loss” (“ECL”) model established by IFRS 9. The new impairment model applies to all financial assets measured at amortized cost and debt securities measured at fair value through other comprehensive income (FVOCI), including commitment and contingent loans. Investments in equity are outside of the scope of the new impairment requirements.

We accounted for ECL related to financial assets measured at amortized cost as a loss allowance in the statements of financial position, but the carrying amount of these assets is stated net of the loss allowance. ECL related to contingent loans is accounted for as a provision in the statements of financial position. We recognize in profit or loss, as an impairment gain or loss, the amount of ECL (or reversal) that was required to adjust the loss allowance at the reporting date to the amount that is required to be recognized in accordance IFRS 9 for financial assets measured at amortized cost and contingent loans.

The new model uses a dual measurement approach, under which the loss allowance is measured as either:

•	12-month ECL

•	Lifetime ECL

We have defined default on an individual or collective basis as follows:

•	Individual: when exposure is more than 89 days past due, it has been restructured, it is in judicial collection, or it has been written-off.

•	Collective: when exposure is more than 89 days past due, it has been restructured, or has been identified as impaired by an internal risk committee.

For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors.

The ECL measurement basis depends on whether there has been a significant increase in credit risk (“SICR”) since initial recognition. Based on changes in credit quality since initial recognition, IFRS 9 outlines a “three-stage” model impairment in accordance with the following diagram:

Change in credit quality since initial recognition

Stage 1	Stage 2	Stage 3
Initial recognition	SICR since initial recognition	Credit impaired assets
12-month ECL	Lifetime ECL	Lifetime ECL

We, at the end of each reporting period, evaluates whether a financial instrument’s credit risk has significantly increased since initial recognition or whether an asset is considered to be credit-impaired, and consequently classify financial instruments into the respective stage:

•

Stage 1: When loans are first recognized, the Bank recognizes an allowance based on 12-month ECL. Stage 1 loans also include facilities where the credit risk has improved and the loan has been returned to Stage 1.

•

Stage 2: When a loan has shown a significant increase in credit risk since origination, we record an allowance based on lifetime ECL. Stage 2 loans also include facilities where the credit risk has improved and the loan has been returned to stage 2.

•	Stage 3: Loans considered credit-impaired. The Bank records an allowance based on lifetime ECL, setting the probability of default (“PD”) at 100%.

Our assessment of a SICR and the calculation of ECL incorporate forward-looking information. We perform historical analysis and identify the key economic variables that impact credit risk and ECL for each portfolio. These can include GDP, inflation, interest rates and unemployment, among others. Where applicable, we incorporate these economic variables and their associated impacts into our models.

Credit risk assessment and forward looking information (including macro-economic factors), includes quantitative and qualitative information based on our historical experience, some examples are:

a. Financial or economic conditions that are expected to cause a significant change in the borrower’s ability to meet its debt obligations.

b. An actual or expected internal credit rating downgrade for the borrower or decrease in behavioral scoring.

c. An actual or expected significant change in the operating results of the borrower.

d. Significant increases in credit risk on other financial instruments of the same borrower.

e. Significant changes in the value of the collateral supporting the obligation or in the quality of third-party guarantees or credit enhancements.

f. Reductions in financial support from a parent entity or other affiliate.

g. Expected changes in the loan documentation including an expected breach of contract that may lead to covenant waivers or amendments, interest payment holidays, interest rate step-ups, requiring additional collateral or guarantees, or other changes to the contractual framework of the instrument.

We have considered that if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial credit recognition, but is not an absolute indicator. We did not rebut the backstop presumption of IFRS 9 relating to SICR or default.

Expected Credit loss Measurement

The ECL are the probability-weighted estimate of credit losses, i.e. the present value of all cash shortfalls. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. The three main components to measure the ECL are:

•

PD: The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognized and is still in the portfolio.

•

LGD: The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral.

•

EAD: The exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdown on committed facilities, and accrued interest from missed payments.

For measuring 12-month and lifetime ECL, cash shortfalls are identified as follows:

•	12-month ECL: the portion of lifetime ECL that represents the ECL that result from default events on the financial instruments that are possible within the 12 months after the reporting date.

•	Lifetime ECL: the ECL that result from all possible default events over the expected life of the financial instrument.

We considered a multi-factor analysis to perform our credit risk analysis. The type of portfolio or transactions, and whether individually or collectively assessed.

We divide our portfolio into commercial loans, mortgage loans, consumer loans and contingent loans.

We evaluate individually whether objective evidence of impairment exists for loans that are individually significant, then collectively assess loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment available under individually assessment.

Contingent loans

We enter into various irrevocable loan commitments and contingent liabilities. Even though these obligations may not be recognized on our statements of financial position, they contain credit risk and, therefore, form part of our overall risk.

We estimate the ECL for contingent loans, we estimate the expected portion of the loan commitment that will be drawn down over its expected life.

Forward looking information

The ECL model includes a broad range of forward looking information as economic inputs, such as:

•	GDP growth

•	Unemployment rates

•	Central Bank interest rates

•	Real estate prices

Modifications of financial assets

When a loan measured at amortized cost has been renegotiated or modified but not derecognized, the Bank recognizes the resulting gains or losses as the difference between the carrying amount of the original loans, and modified contractual cash flows discounted using the Effective Interest Rate (“EIR”) before modification. The EIR is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortized cost of a financial liability.

For ECL estimation purposes of financial assets that have been modified, we are required to distinguish between modification that result in derecognition from those that does not result in derecognition. If the modification does not result in derecognition, then the subsequent assessment of whether there is a significant increase in credit risk is made comparing the risk at the reporting date based on the modified contractual term and the risk at initial recognition based on the original, unmodified contractual term.

If the modification results in derecognition, then the modified asset is considered to be a new asset. Accordingly, the date of modification is treated as the date of initial recognition for the purposes of the impairment requirements.

Collateral

We seek to use collateral to mitigate our credit risks on financial assets, where possible. Types of collateral are cash, securities, letters of credit, real estate and inventories. Our accounting policy for collateral assigned to us through our lending arrangements under IFRS 9 is the same is it was under IAS 39. Collateral, unless repossessed, is not recorded our statements of financial position. However, the fair value of collateral affects the calculation of ECLs. The main collateral associated to mortgage loans are real estate, which are valued based on data provided by specialized third parties.

The estimation of ECL reflects the cash flows expected from collateral and other credit enhancement that are part of the contractual terms of the financial instruments.

Our policy when an asset (real estate) is repossessed, it is transferred to assets held for sale at its fair value less cost to sell and classified as non-financial assets at the repossession date.

Guarantees

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it occurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instruments. Such financial guarantees are given to banks, financial institutions and others on behalf of customers to secure loans, overdrafts and other banking facilities.

Financial guarantee contracts are initially measured at fair value and subsequently measured at the higher of:

•	The amount of the loss allowance (calculated as described in Note 19 of our consolidated financial statements); and

•	The premium received on initial recognition less income recognized in accordance with the principles of IFRS 15.

Loan commitments provided by us are measured as the amount of the loss allowance (calculated as described in Note 28 of our consolidated financial statements). We have not provided any commitment to provide loans at a below-market interest rate, or that can be settled net in cash or by delivering or issuing another financial instrument.

For loan commitments and financial guarantee contracts, the loss allowance is recognized as a provision. However, for contracts that include both a loan and an undrawn commitment and we cannot separately identify the ECLs on the undrawn commitment component from those on the loan component, the ECLs on the undrawn commitment are recognized together with the loss allowance for the loan. To the extent that the combined ECLs exceed the gross carrying amount on the loan, the ECLs are recognized as a provision.

Charge-offs

The gross carrying amount of a financial asset is reduced when there is no reasonable expectation of recovery. A charge-off constitutes a derecognition event of the corresponding loan transaction in its entirety, and therefore, include portions not past-due for installments loans or leasing operation (no partial charge-off).

Subsequent recoveries of amounts previously charge-off are credited to the income statements, as recovery of loans previously charged-off, as a deduction from provisions for loan losses.

Loan and accounts receivable charge-offs are recorded for overdue and current installments based on the time periods expired since reaching overdue status, as described below:

Type of loan	Term

Consumer loans with or without collateral

Other transactions without collateral

Commercial loans with collateral

Mortgage loans

Consumer leasing

Other non-mortgage leasing transactions

Mortgage leasing (household and business)

6 months 24 months 36 months 48 months 6 months 12 months 36 months

Impairment Assessment prior to January 1, 2018 (Under IAS 39)

Loans Analyzed on an Individual Basis

For individually analyzed commercial loans, the Bank uses a risk classification process that combines parametrical variables with expert judgment, to assign risk categories to each individually analyzed customer. This process considers financial risk factors such as profitability, payment ability and financial indebtedness, and qualitative risk factors such as the economic sector in which the customer develops its activities, the management and experience of the owners, and its historical payment behavior.

As a result of this classification process, the Bank differentiates the normal loans from the impaired ones, identifying three mayor categories:

1.

Debtors classified in risk categories A1, A2, A3, A4, A5 or A6. These debtors are current or have less than 30 days overdue on their payment obligations and show no significant signs of deterioration in their credit quality.

2.

Debtors classified in risk categories B1, B2, B3 or B4. These debtors overdue between 30 and 89 days on their payment obligations, thus showing a certain level of deterioration in their credit quality.

3.	Debtors classified as C1, C2, C3, C4, C5 or C6. This portfolio includes debtors whose loans with us have been in default (over 90 days) or are being managed by a specialized collection area.

For loans classified as A1, A2, A3, A4, A5, A6, B1, B2, B3 and B4, the Bank assigns a specific allowance percentage on an individual basis to each rating. The amount of the allowance for loan losses is determined based on debt servicing capacity, the company’s financial history, solvency and capacity of shareholders and management and projections for the industry sector in which the customer operates. There is a determined allowance percentage by group of debtors with similar characteristics (i.e., A1, A2, A3, A4, A5, A6, B1, B2, B3 and B4).

Estimated Incurred Loan Loss = Allowance for Loan Losses

The Estimated Incurred Loan Loss (EIL) is how much could be lost in the event a debtor does not perform the obligations under the loan, and it is determined by multiplying the risk factors as defined in the following equation:

EIL	=	EAD X Pd X LGD X LIP
EAD	=	Exposure at Default
PD	=	Probability of Default
LGD	=	Loss Given the Default
LIP	=	Loss Identification Period

Exposure at Default (EAD) is the loan amount outstanding at the balance sheet date that is considered in the calculation and not any future movements and draw downs.

Probability of Default (PD) is the probability, expressed as a percentage that a debtor will default within the next 12 months. This percentage is associated with the rating that given to each debtor.

Loss Identification Period (LIP) is the period between the time at which the event occurs and the date when the entity identifies it.

Loss Given Default (LGD) is the effective loss rate given for default to debtors in the same risk category, which is determined statistically based on the historical effective losses.

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

Total Loans — Models Based on Group Analysis

The following tables provide statistical data regarding the classification of our loans as of the dates indicated below, applying the classification explained in prior pages:

	As of December 31, 2016
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	1,418,823	36,816	2.6%
Leasing commercial	111,455	3,508	3.2%
Factoring commercial	4,052	177	4.4%
Student loans	610,315	12,369	2.0%
Consumer	2,463,873	116,332	4.7%
Leasing consumer	17,091	572	3.4%
Mortgage	3,600,188	18,227	0.5%
Leasing mortgage	288,329	5,245	1.8%

	As of December 31, 2017
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	1,202,416	129,038	10.7%
Leasing commercial	77,352	6,837	8.8%
Factoring commercial	12,267	93	0.8%
Student loans	653,003	12,794	2.0%
Consumer	2,502,130	136,196	5.4%
Leasing consumer	11,176	398	3.6%
Mortgage	3,870,618	26,059	0.7%
Leasing mortgage	282,135	8,960	3.2%

	As of December 31, 2018
	Total Loans	Allowances for loan losses(1)	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	1,208,771	274,884	22.7%
Leasing commercial	73,863	25,113	34.0%
Factoring commercial	16,418	9	0.1%
Student loans	676,689	51,091	7.6%
Consumer	2,663,560	216,820	8.1%
Leasing consumer	6,203	476	7.7%
Mortgage	4,133,709	61,722	1.5%
Leasing mortgage	312,118	4,395	1.4%

(1)

Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39.

Consumer Loans — Models Based on Group Analysis

	As of December 31, 2016
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	414,903	18,390	4.4%
Lines of credit	259,045	15,244	5.9%
Other revolving	3,889	655	16.9%
Installment consumer loans	1,060,901	31,652	3.0%
Card loans	26,252	859	3.3%
Salary discount loans	570,120	20,316	3.6%
Renegotiation	128,722	29,205	22.7%
Others	42	12	29.6%

	As of December 31, 2017
	Total Loans	Allowances for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	421,169	20,182	4.8%
Lines of credit	267,001	18,306	6.9%
Other revolving	3,893	581	14.9%
Installment consumer loans	1,168,078	33,195	2.8%
Card loans	21,308	775	3.6%
Salary discount loans	469,951	20,699	4.4%
Renegotiation	150,706	42,450	28.2%
Others	24	8	33.7%

	As of December 31, 2018
	Total Loans	Allowances for loan losses(1)	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	481,567	38,426	6.4%
Lines of credit	256,456	25,585	10.0%
Other revolving	3,752	575	15.3%
Installment consumer loans	1,368,909	68,237	5.0%
Card loans	14,676	769	5.2%
Salary discount loans	372,671	23,668	6.4%
Renegotiation	165,529	67,200	40.6%
Others	—	—	—

(1)

Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39.

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the dates indicated below, applying the classification explained in prior pages:

2016

	Corporate Portfolio										Group Portfolio
	Normal Portfolio					Impaired Portfolio					Normal Portfolio	Impaired Portfolio
As of December 31, 2016	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Total			Total	General Total
	(in millions of Ch$)
Loans and receivables from banks	37,960	76,834	33,751	2,235	—	—	—	—	—	150,780	—	—	—	150,780
Allowances for loan losses	14	85	74	39	—	—	—	—	—	212	—	—	—	212
As percentage of total loans	0.04%	0.11%	0.22%	1.74%	—	—	—	—	—	0.14%	—	—	—	0.14%
Loans and receivable from customers
Commercial loans:
Commercial loans	47,699	204,313	2,647,749	3,852,211	2,438,286	509,927	288,559	124,372	533,585	10,646,701	1,195,886	113,777	1,309,663	11,956,364
Foreign trade loans	—	727	150,548	337,499	113,418	34,313	21,950	7,419	67,299	733,173	20,198	773	20,971	754,144
Checking account debtors	2	407	10,443	19,249	20,847	7,218	2,140	914	3,452	64,672	65,640	3,389	69,029	133,701
Factoring operations	11,811	9,550	20,040	15,093	11,729	2,903	128	—	835	72,089	3,713	339	4,052	76,141
Student loans	—	—	—	—	—	—	—	—	—	—	583,776	26,539	610,315	610,315
Leasing transactions	4,234	6,064	107,786	307,019	325,678	62,920	54,327	6,998	87,025	962,051	104,279	7,176	111,455	1,073,506
Other loans and receivables	111	312	2,101	3,264	3,318	664	493	51	826	11,140	17,446	1,714	19,160	30,300

Subtotal Commercial loans	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	367,597	139,754	693,022	12,489,826	1,990,938	153,707	2,144,645	14,634,471

Allowances for loan losses	—	28	5,463	33,775	47,643	23,149	14,663	21,760	219,577	366,058	21,337	31,533	52,870	418,928
As percentage of total loans	—	0.01%	0.19%	0.74%	1.64%	3.75%	3.99%	15.57%	31.68%	2.93%	1.07%	20.52%	2.47%	2.86%
Consumer loans											2,387,009	93,955	2,480,964	2,480,964
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	65,934	50,970	116,904	116,904
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	2.76%	54.25%	4.71%	4.71%
Mortgage loans											3,755,370	133,147	3,888,517	3,888,517
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	12,494	10,978	23,472	23,472
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.50%	12.51%	0.60%	0.60%

Total loans and receivable to customers	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	367,597	139,754	693,022	12,489,826	8,133,317	380,809	8,514,126	21,003,952

Allowances for loan losses	—	28	5,463	33,775	47,643	23,149	14,663	21,760	219,577	366,058	99,765	93,481	193,246	559,304
As percentage of total loans	—	0.09%	0.11%	0.82%	1.80%	2.86%	4.6%	14.3%	33.8%	3.06%	1.23%	24.55%	2.27%	2.66%
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

2017

	Corporate Portfolio										Group Portfolio
	Normal Portfolio					Impaired Portfolio					Normal Portfolio	Impaired Portfolio
As of December 31, 2017	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Total			Total	General Total
	(in millions of Ch$)
Loans and receivables from banks	862	42,105	23,025	4,293	—	—	—	—	—	70,285	—	—	—	70,285
Allowances for loan losses	—	76	132	—	—	—	—	—	—	208	—	—	—	208
As percentage of total loans	—	0.18%	0.57%	—	—	—	—	—	—	0.30%	—	—	—	0.30%
Loans and receivable from customers
Commercial loans:
Commercial loans	34,371	188,865	2,651,517	3,263,945	2,423,298	593,069	158,313	106,093	606,942	10,026,413	980,093	109,570	1,089,663	11,116,076
Foreign trade loans	—	—	150,154	244,954	145,609	13,995	17,078	8,085	85,032	664,907	27,168	8,658	35,826	700,733
Checking account debtors	633	922	13,317	25,229	24,647	5,443	4,345	640	4,447	79,623	48,594	11,131	59,725	139,348
Factoring operations	27,456	9,726	17,735	50,559	18,656	3,443	598	—	298	128,471	12,202	65	12,267	140,738
Student loans	—	—	—	—	—	—	—	—	—	—	598,717	54,286	653,003	653,003
Leasing transactions	2,186	7,059	94,226	269,425	310,915	66,536	25,076	5,783	82,231	863,437	70,641	6,711	77,352	940,789
Other loans and receivables	3	59	508	2,972	3,509	563	126	39	878	8,657	13,817	3,385	17,202	25,859

Subtotal Commercial loans	64,649	206,631	2,927,457	3,857,084	2,926,634	683,049	205,536	120,640	779,828	11,771,508	1,751,232	193,806	1,945,038	13,716,546

Allowances for loan losses	21	197	2,153	22,819	52,873	16,509	6,087	2,315	195,178	298,152	57,057	91,705	148,762	446,914
As percentage of total loans	—	0.10%	0.07%	0.59%	1.81%	2.42%	2.96%	1.92%	25.03%	2.53%	3.26%	47.32%	7.65%	3.26%
Consumer loans											2,396,246	117,060	2,513,306	2,513,306
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	93,255	43,339	136,594	136,594
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	3.89%	37.02%	5.43%	5.43%
Mortgage loans											3,975,744	177,009	4,152,753	4,152,753
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	22,730	12,289	35,019	35,019
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.57%	6.94%	0.84%	0.84%

Total loans and receivable to customers	64,649	206,631	2,927,457	3,857,084	2,926,634	683,049	205,536	120,640	779,828	11,771,508	8,123,222	487,875	8,611,097	20,382,605

Allowances for loan losses	21	197	2,153	22,819	52,873	16,509	6,087	2,315	195,178	298,152	173,042	147,333	320,375	618,527
As percentage of total loans	—	0.10%	0.07%	0.59%	1.81%	2.42%	2.96%	1.92%	25.03%	2.53%	2.13%	30.20%	3.72%	3.03%
Financial investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	Corporate Portfolio										Group Portfolio
As of December 31, 2018	Normal Portfolio						Impaired Portfolio (*)				Normal Portfolio	Impaired Portfolio
	A1 MCh$	A2 MCh$	A3 MCh$	A4 MCh$	A5 MCh$	A6 MCh$	B1 MCh$	B2 MCh$	Impaired MCh$	Subtotal MCh$	MCh$	MCh$	Total MCh$	General Total MCh$
Loans and receivables from banks	9,648	256,680	62,699	12,680	—	—	—	—	—	341,707	—	—	—	341,707
Allowances for loan losses	3	414	46	—	—	—	—	—	—	463	—	—	—	463
As percentage of total loans	0.03%	0.16%	0.07%	0.00%	—	—	—	—	—	0.14%	—	—	—	0.14%
Loans and receivable from customers
Commercial loans
Commercial loans	77,530	401,697	2,825,432	3,624,000	2,359,123	544,098	230,739	65,738	592,765	10,721,122	732,307	3,959	736,266	11,457,388
Foreign trade loans	—	—	120,431	194,385	132,301	10,015	16,595	7,695	71,030	552,452	275,178	100,813	375,991	928,443
Current account debtors	—	917	8,625	12,407	13,189	3,579	3,420	383	8,947	51,467	62,083	17,550	79,633	131,100
Factoring operations	33,027	44,471	42,572	36,018	28,489	1,092	4,349	—	4,131	194,149	16,305	113	16,418	210,567
Student loans	—	—	—	—	—	—	—	—	—	—	604,599	72,090	676,689	676,689
Leasing transactions	—	6,283	93,172	291,530	302,280	56,196	22,572	2,942	79,322	854,297	68,929	4,934	73,863	928,160
Other loans and receivables	8	45	6,769	3,028	5,484	487	150	67	1,634	17,672	12,992	3,889	16,881	34,553

Subtotal Commercial loans	110,565	453,413	3,097,001	4,161,368	2,840,866	615,467	277,825	76,825	757,829	12,391,159	1,772,393	203,348	1,975,741	14,366,900

Allowances for loan losses	508	475	3,506	37,403	58,360	27,477	18,067	9,793	233,242	388,831	37,352	58,524	95,876	484,707
As percentage of total loans	0.46%	0.10%	0.11%	0.90%	2.05%	4.46%	6.50%	12.75%	30.78%	3.14%	2.11%	28.78%	4.85%	3.37%
Consumer loans	—	—	—	—	—	—	—	—	—	—	2,532,331	137,432	2,669,763	2,669,763
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	135,521	81,775	217,296	217,296
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	5.35%	59.50%	8.14%	8.14%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	4,235,934	209,893	4,445,827	4,445,827
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	39,755	26,362	66,117	66,117
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.94%	12.56%	1.49%	1.49%

Total loans and receivable to customers	110,565	453,413	3,097,001	4,161,368	2,840,866	615,467	277,825	76,825	757,829	12,391,159	8,540,658	550,673	9,091,331	21,482,490

Allowances for loan losses	508	475	3,506	37,403	58,360	27,477	18,067	9,793	233,242	388,831	212,628	166,661	379,289	768,120
As percentage of total loans	0.46%	0.10%	0.11%	0.90%	2.05%	4.46%	6.50%	12.75%	30.78%	3.14%	2.49%	30.26%	4.17%	3.58%

Classification of Loan Portfolio Based on the Customer’s Payment Performance

The following tables set forth the amounts that are current as to payments and interest and the amounts that are overdue under IFRS, as of the dates indicated:

Total Loans

	As of December 31,
	2016	2017	2018
	(in millions of Ch$, except for percentages)
Current	19,763,116	19,266,605	20,358,662
Overdue 1-29 days	615,893	396,178	429,791
Overdue 30-89 days	272,243	257,807	241,090
Overdue 90-180 days	143,166	177,728	148,234
Overdue 181-240 days	52,791	58,703	28,977
Overdue 241-360 days	56,011	80,146	52,176
Overdue more than 360 days	100,732	145,437	223,560

Total loans (excludes interbank loans)	21,003,952	20,382,605	21,482,490

Analysis of Impaired Loans, Non-Performing Loans and Past Due Loans

The following tables analyze our impaired loans and past due loans and the allowances for loan losses existing as of the dates indicated:

	As of December 31,
	2016	2017	2018
	(in million of Ch$ except for percentages)
Total loans (1)	21,003,952	20,382,605	21,482,490
Impaired loans (2)	1,073,831	1,267,703	1,299,226
Allowance for loan losses (3)	559,304	618,527	768,120
Impaired loans as a percentage of total loans	5.1%	6.2%	6.0%
Non-performing loans (4)	352,700	462,015	452,947
Non-performing loans as a percentage of total loans (4)	1.7%	2.3%	2.1%
Past due loans (5)	112,450	131,021	179,875
Past due loans as a percentage of total loans	0.5%	0.6%	0.8%
Allowance for loans losses as a percentage of:
Total loans	2.7%	3.0%	3.6%
Total impaired loans	52.1%	48.8%	59.1%
Total Non-performing loans	158.6%	133.9%	169.6%
Total amounts past due	497.4%	472.1%	427.0%
Reported ECL	—	—	782,713
Reported Coverage (Reported ECL/ loans and accounts receivable at amortized cost)	—	—	3.6%

(1)	Total loans as of December 31, 2018 corresponds to loans and accounts receivable from customers at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39.
(2)

Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations. For 2018, impaired loans include loans classified in stage 3 according to IFRS 9. For prior periods impaired loans include (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated. Renegotiated loans on which payments are not past-due are not ordinarily classified as non-performing loans, but do not accrue interest.

(3)

Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39.

(4)

Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue. Total loans in 2018 corresponds to loans at amortized cost. Our loan portfolio classified as stage 3 under IFRS 9 was Ch$884,977 million as of December 31, 2018 with an ECL coverage of 3.6%.

(5)	Past due loans include all installments and lines of credit more than 90 days overdue. Past due loans do not include the aggregate principal amount of such loans.

The following table provides further information on our non-performing loans:

As of December 31, 2018	Between 90-180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Commercial Loans	98,718	41,043	64,904	110,205	314,870
Mortgages Loans	27,215	8,868	18,341	36,683	91,107
Consumer Loans	46,970	—	—	—	46,970

Total loans (excludes interbank loans)	172,903	49,911	83,245	146,888	452,947

As of December 31, 2017	Between 90-180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Commercial Loans	95,917	50,327	69,079	104,054	319,378
Mortgages Loans	32,958	8,376	11,067	41,383	93,784
Consumer Loans	48,853	—	—	—	48,853

Total loans (excludes interbank loans)	177,728	58,703	80,146	145,437	462,015

As of December 31, 2016	Between 90-180 days	Between 181-240 days	Between 241-360 days	More than 360 days	Total
	(in millions of Ch$)
Commercial Loans	58,494	44,543	45,334	73,827	222,198
Mortgages Loans	39,268	8,248	10,677	26,905	85,098
Consumer Loans	45,404	—	—	—	45,404

Total loans (excludes interbank loans)	143,166	52,791	56,011	100,732	352,700

Analysis of Allowances for Loan Losses

The following table analyzes our provisions for loan losses charged to income and changes in the allowances attributable to write-offs, allowances released, recoveries, allowances on loans acquired for years ended December 31, 2016 and 2017 according to IAS 39:

	As of December 31,
	2016	2017
	(in millions of Ch$ except for percentages)
Allowances for loan losses at beginning of period	95,579	559,304
Allowances on acquired loans
Charge-offs	(188,095)	(233,361)
Provisions established	674,034	819,268
Provisions released(1)	(404,794)	(472,305)
Integration Itaú Corpbanca	442,947	—
Impairment	—	—
Use provision	(58,746)	(9,760)
Exchange rate differences (2)	(1,621)	(44,619)

Allowances for loan losses at end of period	559,304	618,527

Ratio of charge-offs to average loans	1.1%	1.1%
Allowances for loan losses at end of period as a percentage of total loans	2.7%	3.0%

Allowances for loan losses at end of period	559,304	618,527

(1)

Represents the aggregate amount of provisions for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period.

The following sets forth the movements in our allowances for loan losses during the year ended December 31, 2018, according to IFRS 9. For a description of the various categories mentioned below, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impairment Assessment as of January 1, 2018 (Under IFRS 9).”

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Balances as of January 1, 2018	—	49,389	32,736	82,125	126,230	248,129	284,089	658,448	740,573
Changes in the allowances
- Net transfers to stage 1	—	—	—	—	—	36,325	41,471	77,796	77,796
- Net transfer to stage 2	—	—	—	—	(5,233)	—	49,097	43,864	43,864
- Net transfer to stage 3	—	—	—	—	(4,354)	(22,811)	—	(27,165)	(27,165)
- Increases due to change in credit risk	—	3,732	16,587	20,319	18,307	18,459	28,670	65,436	85,755
- Decreases due to change in credit risk	—	(532)	(1,706)	(2,238)	(23,460)	(27,162)	(9,105)	(59,727)	(61,965)
- Charge-offs					(21,316)	(18,559)	(95,091)	(134,966)	(134,966)
- Changes due to modifications that did not result in derecognition									—
New financial assets originated or purchased	—	6,428	17,037	23,465	66,074	54,568	77,069	197,711	221,176
Financial assets that have been derecognized	—	(20,636)	(15,355)	(35,991)	(19,950)	(58,405)	(78,728)	(157,083)	(193,074)
Net transfer from (to) group assessed	—	7,772	38,158	45,930	138	(1,761)	(38,158)	(39,781)	6,149
Foreign exchange and other movements					2,056	3,664	4,257	9,977	9,977
Balances as of December 31, 2018	—	46,153	87,457	133,610	138,492	232,447	263,571	634,510	768,120

Our policy with respect to write-offs is as disclosed in Note 1(q) to our financial statement included herein. The following table shows the write-offs breakdown by loan category:

	As of December 31,
	2016	2017	2018
	(in millions of Ch$)
Consumer loans	94,294	115,708	164,680
Mortgage loans	8,157	8,303	8,035
Commercial loans	85,644	109,350	102,450

Total	188,095	233,361	275,165

The following table shows loan loss recoveries by loan category for the periods indicated:

	As of December 31,
	2016	2017	2018
	(in millions of Ch$)
Bank debt	—	—	—
Consumer loans	13,088	16,419	25,959
Mortgage loans	1,285	1,908	2,588
Commercial loans	8,898	13,236	19,921

Total	23,271	31,563	48,468

Based on information available regarding our debtors, the Bank believes that our allowances for loan losses are sufficient to cover known probable losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31, 2016, 2017 and 2018, allowances for loan losses that were attributable to our commercial, consumer and mortgage loans as of each date. Under IFRS, the fair value of a loan portfolio acquired should be shown as recorded upon acquisition under IFRS 3, business combination.

	As of December 31, 2018(1)
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	484,707	3.4%	2.2%	65.8%
Consumer loans	217,296	8.1%	1.0%	12.2%
Residential mortgage loans	66,117	1.5%	0.3%	20.4%
Loans and receivables to banks	463	0.1%	0.0%	1.6%

Total allocated allowances	768,583	3.5%	3.5%	100.0%

(1)

Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39.

	As of December 31, 2017
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	446,914	3.3%	2.2%	67.2%
Consumer loans	136,594	5.4%	0.7%	12.3%
Residential mortgage loans	35,019	0.8%	0.2%	20.3%
Loans and receivables to banks	208	0.6%	0.0%	0.2%

Total allocated allowances	618,735	3.0%	3.0%	100%

	As of December 31, 2016
	Allowance amount	Allowance Amount as a percentage of loans in category	Allowance Amount as a percentage of total loans	Loans in category as percentage of total
	(in millions of Ch$ except for percentages)
Commercial loans	418,928	2.9%	2.0%	69.2%
Consumer loans	116,904	4.7%	0.6%	11.7%
Residential mortgage loans	23,472	0.6%	0.1%	18.4%
Loans and receivables to banks	212	0.1%	0.0%	0.7%

Total allocated allowances	559,516	2.6%	2.6%	100%

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2016, 2017 and 2018.

	As of December 31,
	2016	2017	2018
	(in millions of Ch$)
Checking accounts	2,591,618	2,473,283	2,570,436
Other demand liabilities	1,861,573	1,668,384	1,730,039
Saving accounts	32,425	28,410	27,156
Time deposits	11,549,010	10,036,583	10,093,703
Other commitments	275	250	252

Total	16,034,901	14,206,910	14,421,586

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2018, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2018
	Ch$	UF	Foreign Currency	Total
	(In %)
Demand deposits	24.02	0.69	42.74	29.82
Savings accounts	—	1.21	0.38	0.19
Time deposits:
Maturing within 3 months	47.53	33.32	27.01	39.48
Maturing after 3 but within 6 months	13.35	2.15	9.92	11.63
Maturing after 6 but within 12 months	10.46	6.71	10.08	10.16
Maturing after 12 months	4.64	55.92	9.87	8.72

Total time deposits	75.98	98.10	56.88	69.99

Total deposits	100%	100%	100%	100%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2018.

	As of December 31, 2018
	Ch$	UF	Foreign Currency	Total
	(in millions of constant Ch$)
Maturing within 3 months	3,240,793	181,984	1,450,814	4,873,591
Maturing after 3 but within 6 months	398,177	342,971	429,309	1,170,457
Maturing after 6 but within 12 months	1,127,000	10,953	503,931	1,641,884
Maturing after 12 months	895,021	40,255	543,235	1,478,511

Total time deposits	5,660,991	576,163	2,927,289	9,164,443

Minimum Capital Requirements

The following table sets forth our minimum capital requirements as of December 31, 2016, 2017 and 2018.

	As of December 31,
	2016	2017	2018
	(in millions of constant Ch$ except for percentages)
Net capital base	3,173,516	3,189,876	3,324,531
3% total assets net of provisions	(957,058)	(915,261)	(953,445)

Excess over minimum required equity	2,216,458	2,274,615	2,371,086

Net capital base as a percentage of the total assets, net of provisions	9.95%	10.46%	10.46%
Effective net equity	3,252,175	3,249,572	3,415,845
10% of the risk-weighted assets	(2,319,500)	(2,215,179)	(2,331,556)

Excess over minimum required equity	932,675	1,034,393	1,084,289

Effective equity as a percentage of the risk-weighted assets	14.0%	14.7%	14.6%

Our capital ratios levels increased from 14.0% to 14.7% between 2016 and 2017 and decreased to 14.6% as of December 31, 2018.

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$1,071,295 million, Ch$1,114,716 million and Ch$2,009,621 million as of December 31, 2016, 2017 and 2018, respectively, in accordance with IFRS.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements.

The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2016		2017		2018
	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate	Year End Balance	Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ except for percentages)
Obligations under repurchase agreements	373,879	0.13%	420,920	0.10%	1,015,614	0.05%
Central Bank borrowings	—	—	—	—	—	—
Domestic interbank loans	—	—	—	—	—	—
Borrowings under foreign trade credit lines	697,416	0.08%	697,744	0.06%	1,000,481	0.08%

Total short-term borrowings	1,071,295	0.10%	1,118,664	0.07%	2,016,095	0.06%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	As of and for the Year Ended December 31,
	2016		2017		2018
	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ except for percentages)
Obligations under repurchase agreements	400,252	0.12%	596,022	0.07%	798,696	0.06%
Central Bank borrowings	—	—	—	—	—	—
Domestic interbank loans	3,333	0.09%	27,917	0.20%	15,417	0.42%
Borrowings under foreign trade credit lines	496,186	0.12%	578,252	0.07%	794,359	0.10%
Total short-term borrowings	899,772	0.12%	1,202,191	0.07%	1,608,472	0.08%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2016 Month-End Balance	Maximum 2017 Month-End Balance	Maximum 2018 Month-End Balance
	(in millions of constant Ch$)
Obligations under repurchase agreements	848,219	948,657	1,015,614
Central Bank borrowings	—	—	—
Domestic interbank loans	40,017	215,858	132,179
Borrowings under foreign trade credit lines	774,636	1,074,498	1,108,097
Other obligations	31,392	24,488	20,642

C. ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our principal subsidiaries, as of the date of this Annual Report.

ITAÚ CORPBANCA & SUBSIDIARIES-CORPORATE STRUCTURE

Itaú Corredores de Bolsa Ltda., Itaú Administradora General de Fondos S.A., Itaú Asesorías Financieras S.A., Itaú Corredores de Seguros S.A., CorpLegal S.A., and Recaudaciones y Cobranzas Ltda. are incorporated and domiciled in Chile. Itaú Corpbanca New York Branch is incorporated and domiciled in the State of New York, United States. Itaú Corpbanca Colombia S.A., Itaú Securities Services Colombia S.A. Sociedad Fiduciaria, Itaú Comisionista de Bolsa Colombia S.A., Itaú Corredor de Seguros Colombia S.A. and Itaú Asset Management Colombia S.A. Sociedad Fiduciaria are incorporated and domiciled in Colombia. Itaú (Panamá) S.A. and Itaú Casa de Valores S.A. are incorporated and domiciled in Panama.

For more information about the services our subsidiaries and our New York Branch provide see “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Financial Services Offered Through Subsidiaries.”

D. PROPERTY

Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile since 2007. As of December 31, 2018, we owned 38 of the 436 properties where our branches were located. Total branch space as of December 31, 2018 was approximately 17,775 square meters (191,328 square feet). Our branches are located throughout Chile, including the Santiago metropolitan region, and Colombia, including in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements, together with the notes thereto, included elsewhere in this Annual Report, and in conjunction with the information included under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview — Selected Statistical Information.” Our consolidated financial statements as of December 31, 2015, 2016, 2017 and 2018 and for the years ended December 31, 2015, 2016, 2017 and 2018 have been prepared in accordance with IFRS.

Our financial statement data as of and for the years ended December 31, 2015 and 2016 are not comparable to the data as of and for the years ended December 31, 2017 and 2018 because of the Merger, which was consummated on April 1, 2016. The Merger has been accounted for as a reverse acquisition, based on guidance in IFRS 3 “Business Combinations,” with Banco Itaú Chile (the legal acquiree) considered as the accounting acquirer and Corpbanca (the legal acquirer) considered as the accounting acquiree. Accordingly, the financial statements of Itaú Corpbanca for periods prior to the acquisition date of April 1, 2016 reflect the historical financial information of Banco Itaú Chile. Before the Merger, former Banco Itaú Chile (the legal acquiree) only produced financial statements pursuant to Chilean Banking GAAP, while former Corpbanca (the legal acquirer) from 2009 to 2015 issued financial statements according to Chilean Banking GAAP and according to IFRS.

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

Developments in the Chilean Economy

After four years of below-potential growth, Chile saw a significant recovery in 2018, favored by external conditions and an improved private sector sentiment. The recovery of the labor market was slower, while external accounts remained at sustainable levels. Financial market volatility led the Chilean peso to depreciate from the beginning of the year, while tradable goods inflation remained stable. In spite of low inflationary pressures, the Central Bank announced that a gradual monetary normalization cycle would begin in the fourth quarter of 2018 as they believed narrowing output gap could lead to inflation down the road.

Given that there was a major mining strike in the first quarter of the year 2017, it is difficult to compare the first half of 2018 (when the Chilean economy experienced robust growth) with the first half of 2017. Recovering mining production drove the 4.9% growth rate during the first half of 2018, while a gradual recovery of investment fueled growth in the second half of the year. Meanwhile, consumption has seen an uneven recovery, with durable consumption thriving (particularly led by automobile sales), while non-durable consumption remained weak. Additionally, the Argentinean economic crisis has limited consumption, resulting in low rates and low inflation. In terms of the labor market, it has not followed the economic recovery trend, with an average unemployment rate of 7.0% in 2018, slightly higher than the 6.7% observed in 2017.

The widespread improvement of investment was another factor of the end of four years of contraction in 2018. The improvement began in late 2017, when purchases of machinery and equipment recovered, with construction growth picking up throughout the year. The improvement was fueled by higher copper prices in 2018, as compared to 2017, thereby increasing investment in mining; increased business confidence after the conclusion of the presidential elections was also likely a contributing factor. Investment, measured as the net increase in physical assets (investment minus disposals), expanded to 5%, as compared to the negative 1.1% decrease in 2017. The contribution from net exports continued to improve due to higher copper volume exports, despite improvement in domestic demand. Overall, the Chilean economy expanded 4.0% in 2018, as compared to 1.5% in 2017.

On the other hand, external accounts were hurt by falling copper prices and higher average oil prices during the year. The 2018 current account deficit increased to US$7.8 billion (negative 2.6% of GDP), from US$4.1 billion (negative 1.5% of GDP in 2017). The trade balance surplus decreased to US$5.4 billion in 2018, as compared to US$7.9 billion in 2017. As copper prices remained below US$3/lb in 2018, it is expected that the current account deficit may increase in 2019. However, despite a larger current account deficit, foreign direct investment remained robust and fully funded the external imbalance. In 2018, foreign direct investment remained stable as compared to 2017, at US$7 billion (2.5% of GDP).

Falling copper prices and a general global risk aversion hurt the Chilean peso. After ending 2017 at Ch$615 per US$1.00, the exchange rate did appreciate to approximately Ch$600 per US$1.00 during the first third of the year, as copper prices were above average. However, as risk aversion increased primarily due to the trade dispute between the United States and China and expectations of swift monetary tightening worldwide and commodity prices decreased, the Chilean peso/U.S. dollar exchange rate moved towards Ch$700 in the second half of the year. The exchange rate closed at Ch$694 in 2018. Expectations of a resolution of the trade dispute between the United States and China could aid copper prices and lead to some appreciation of the Chilean peso.

Some narrowing of the output gap and a weaker currency helped inflation accelerate to 2.6% by December 31, 2017, as compared to 2.3% in December 2018, despite falling fuel prices in the last months of the year. It is expected that inflation will continue rising towards the 3% target set by the Chilean Central Bank this year.

The Chilean Central Bank expressed that the current degree of monetary stimulus is unnecessary, considering the output gap narrowing that took place in the first half of 2018. Thus, in its Monetary Policy Report for the third quarter of 2018, the board of the Chilean Central Bank indicated that a tightening cycle (from the 2.5% monetary policy rate level) would begin shortly. The board implemented one 25 basis points rate hike to 2.75% in October and retained the tightening bias, despite holding the rate steady at its December meeting. It was generally expected that the Chilean Central Bank would make several rate hikes this year; however, there may be bias towards fewer, given the continued elevated uncertainty in the global financial markets.

President Piñera’s second administration, which took office in March 2018, made fiscal policy a priority given that Fitch Ratings and Standard and Poor’s revised the sovereign debt rating to ‘A’ and ‘A+’, respectively, and Moody’s changed its rating to ‘A1’ with a stable outlook. Despite this rating downgrade, 2018 was a better year for fiscal accounts. It is expected that the nominal deficit was below the 1.9% estimated deficit, as compared to 2.8% in 2017. The 2019 budget includes a 1.7% deficit, with narrowing figures in coming years as the administration aims at curbing debt growth.

Developments in the Colombian Economy

2018 brought mixed news for Colombia’s economy. Activity remained subdued, despite improving at the end of the year, inflationary pressures were contained, interest rates remained stable, and the correction of external accounts moderated amid recovering domestic demand and flailing oil prices. Arising from last year’s congressional and the presidential elections, a continuity government was elected, a stabilizing development that soothed markets. However, it is widely believed that President Duque’s administration faces an uphill battle in order to keep fiscal accounts healthy.

In the absence of supply-side shocks, inflation normalization progressed, measuring 3.18% in December 2018, as compared to 4.09% in 2017. Weak domestic demand likely aided this normalization as tradable inflation remained contained despite the depreciation of the Colombian peso against the U.S. dollar throughout the year. In this context, the Colombian Central Bank applied two 25 basis points rate cuts (in January and April) decreasing its reference rate to 4.25%, where it remained for the rest of the year. As Colombian inflationary pressures remained contained and the output gap continued to widen despite recovering growth, the board of the Colombian Central Bank has indicated it remains comfortable with the current degree of monetary stimulus.

The Presidential elections cycle, falling private sector sentiment, and lower oil prices kept activity subdued in the first half of the year. While the economy did recover in the second half of 2018, uncertainty about external conditions likely limited such recovery. Investment remained weak, but construction showed signs of recovery, alongside industrial activity. However, the prolonged period of weak activity has affected the labor market (with the unemployment rate remaining broadly unchanged from 2017 at 9.4% and job creation falling to historically low levels) and consumer confidence, posing a risk to the expected recovery ahead. Overall, GDP grew to 2.7% last year, as compared to 1.8% in 2017.

The fiscal and external deficits remain points of attention. On the fiscal side, last year’s nominal was likely a 3.1% of GDP deficit, a decrease from the 3.6% deficit recorded in 2017 and the lowest since 2015. President Duque’s administration inherited a budget containing a target of 2.4% of GDP deficit in 2019, which included adjustments to investment expenditure growth to reach the structural balance target. However, the authorities deemed it necessary to reinstate part of investment expenditure in order to boost growth in an expenditure bill that was approved in October. To keep fiscal accounts balanced, the ministry of finance raised the need of a tax reform, which included higher VAT on food staples, a provision that faced widespread opposition. A less robust version of the bill, raising just half of the needed resources, was approved by year end. The authorities have yet to announce whether they will opt to exceed the deficit target or cut expenditure by the revenue shortfall.

Rating agencies have been lenient regarding Colombia’s fiscal situation. Fitch, for instance, commented that gross general government debt will remain stable at around 41% of GDP in 2018—near the ‘BBB’ rating category median, assuming continued fiscal adjustment. Late last year, S&P retained its ‘BBB-’ rating with a stable outlook, and stated Colombia might not meet the mandated 2.4% of GDP deficit target this year, but that would not necessarily prompt a rating downgrade, which would lead to a loss of the investment grade rating. Meanwhile, Moody’s Investors Service and Fitch Ratings continue to rate Colombia two notches above investment grade.

Higher imports led the trade deficit to reach US$6 billion in 2018, as compared to US$6.1 billion in 2017. Despite the weakening of the Colombian peso, lower oil prices have hampered the outlook for an external account correction. Rather than narrowing mildly in 2018, we saw the current account deficit ended the year at 3.3% of GDP, the same rate recorded in the previous two years. The tax reform adjustment to the withholding tax from government bond interest payments to foreigners (from 14% to 5%) could aid portfolio investments and help finance the current account deficit. Falling oil prices, risk-off mode and fiscal concerns have led to the weakest level for the Colombian peso since early 2016. In this context, the Colombian peso traded at COP3,248.52 per US$1.000 at the end of 2018, as compared to COP2,985.78 per US$1.000 at the end of 2017.

Inflation

General

In the past, Chile has experienced high levels of inflation, which has significantly affected our financial condition and results of operations during such periods. In recent years, Chile has experienced relatively low inflation rates, with sporadic episodes where price growth deviated from the Chilean Central Bank’s 2%-4% target range. In 2016, 2017 and 2018 the inflation rate was 2.7%, 2.3%, and 2.6% respectively. Our results of operations reflect the effect of inflation in the following ways:

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

Colombia has experienced high levels of inflation recently amid its currency depreciation and supply-side shocks affecting food prices. The rate of inflation in Colombia in 2016, 2017 and 2018 was 5.8%, 4.09% and 3.18%, respectively. At its peak, the 12-month inflation rate reached 9% in July 2016. The components that led the elevated level of inflation in year-end 2016 were food (with a 7.2% increase from 2015), housing (a 4.8% increase from 2015) and transport (a 4.5% increase from 2015), while the normalization of food production in 2017 (1.9% food inflation from 2016) helped pull inflation down.

UF-Denominated Assets and Liabilities

The UF is revalued by the INE on a monthly basis. Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal Chilean peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$26,347.98, Ch$26,798.14 and Ch$27,565.79 as of December 31, 2016, 2017 and 2018, respectively. The effect of any changes in the nominal Chilean peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Conversely, our net interest income will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$2,402,718 million, Ch$3,401,660 million and Ch$3,377,750 million during the years ended December 31, 2016, 2017 and 2018, respectively. See “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Selected Statistical Information— Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest Bearing Liabilities.”

Chilean Peso-Denominated Assets and Liabilities

Interest rates prevailing in Chile are materially affected by the current rate of inflation during the period and market expectations concerning future inflation. The responsiveness to such prevailing rates of our Chilean peso-denominated interest-earning assets and interest bearing liabilities varies. See “Item 5. Operating and Financial Review and Prospects—Interest Rates,” Item 5. Operating and Financial Review and Prospects —Results of Operations” below and “Item 11. Quantitative and Qualitative Disclosures about Financial Risk.” We maintain a substantial amount of non-interest bearing Chilean peso-denominated demand deposits. The ratio of the average balance of such demand deposits to average interest-earning assets was 2.1%, 2.1% and 2.6% during the years ended December 31, 2016, 2017 and 2018, respectively. Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in interest rates or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

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

Colombian commercial banks, finance corporations and financing companies are required to report data to the Central Bank of Colombia on a weekly basis regarding the total volume (in Colombian pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank of Colombia calculates the Depósito a Término Fijo (“Fixed Term Deposit Interest Rate” or “DTF”) rate, which is the main benchmark interest rate in Colombia and is published at the beginning of the following week. The DTF is the weighted average interest rate paid by commercial banks, finance corporations and financing companies for certificates of deposit with maturities of 90 days.

As of March 31, 2019 the DTF rate was 4.51%. The Central Bank of Colombia also calculates the interbank rate (Interés Bancario de Referencia or “IBR”), which acts as a reference of overnight and one-month interbank loans, based on quotations submitted each business day by eight participating banks to the Central Bank of Colombia. Using a weighted average of the quotations submitted, the Central Bank of Colombia calculates the overnight IBR each business day. The one-month IBR is calculated each Tuesday. Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate (Interés Bancario Corriente), calculated as the average of the interest ordinarily charged by banks within a set period of time. The current banking interest rate is certified by the Colombian Superintendency of Finance.

A significant portion of our banking subsidiaries’ assets are linked to the DTF; accordingly, changes in the DTF affect our banking subsidiaries’ net interest income. The Central Bank of Colombia increased its decreased rate to 3.25% on March 26, 2013, and the interest rate remained stable until March of 2014. On average, the DTF went from 7.96% in 2007 to 3.88% in the first quarter of 2014.

From April 2014 to August 2014, the Central Bank of Colombia increased the Repo Rate by 125 basis points to 4.50%, a level consistent with neutral conditions. After a year on hold, amid accelerating inflation, which led to increasing inflation expectations, and a rapid deterioration of the current account deficit above 6% of GDP, the Central Bank began a monetary tightening cycle in September 2015, taking the policy rate to 5.75% by year-end. The tightening cycle ended in July 2016, with the policy rate at 7.75%. As inflation began to slow down in the third quarter of the year, the Central Bank moved back to loosening the monetary policy stance with a 25 basis point cut to 7.50% in December 2016. The easing cycle continued in 2017, with further cuts totaling 275 basis points leading to the policy rate ending 2017 at 4.75%. Rates reached 4.25% in April 2018.

In response to the changing monetary policy conditions, the DTF adjusted upward moving from 4.34% in 2014 to 5.22% at the end of December 2015 and 7.59% by the end of July 2016, before retreating to 6.86% by year-end 2016. As monetary loosening proceeded in 2017, the DTF rate dropped to 5.21% by year-end.

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar and the Colombian peso. Our reported income is affected by changes in the value of the Chilean peso with respect to foreign currencies (principally the U.S. dollar and Colombian peso) because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are converted to Chilean pesos in preparing our consolidated financial statements. The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. In the past, the Chilean peso has been subject to significant volatility when compared to the U.S. dollar. In 2014, the Chilean peso depreciated against the U.S. dollar by 15.0% as compared to 2013. In 2015 the Chilean peso depreciated against the U.S. dollar by 17.3% as compared to 2014. In 2016, the Chilean peso appreciated against the U.S. dollar by 5.7% as compared to 2015. In 2017, the Chilean peso appreciated against the U.S. dollar by 1.3% as compared to 2016. In 2018, falling copper prices and a risk aversion sentiment led to a 12% depreciation of the Chilean peso. The exchange rate between the Chilean peso and the U.S. dollar as of December 31, 2016, 2017 and 2018 was Ch$669.81, Ch$615.22, and Ch$694.00 per US$1.00, respectively. The Chilean peso may be subject to significant fluctuations in the future.

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2016, 2017 and 2018, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$(481,755) million, Ch$(531,771) million and Ch$793,218 million, respectively.

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

Allowance for Loan Losses

Starting January 1, 2018, we record our allowances following our internal models for the recording of expected credit losses according to IFRS 9. For further details see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impairment Assessment as of January 1, 2018 (Under IFRS 9).”

Until December 31, 2017, we recorded our allowances following our internal models for the recording of incurred debt in accordance with IAS 39. To establish impairment losses, the Bank carried out an evaluation of outstanding loans and accounts receivable from customers, as detailed below:

•

Individual assessment of debtors: Conducted for debtors who were recorded as individually significant (i.e., when they had significant debt levels) or could be classified in a group of financial assets with similar credit risk features and that, due to the size, complexity or level of exposure, required detailed information.

•

Group assessment of debtors: Conducted when there was no evidence of impairment for individually-assessed debtors and debtors with loans treated collectively regardless of significance status. Individually-assessed debtors with a recorded loss due to impairment were not included in the group assessment.

For a further description relating to loan classification and provisioning, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impairment Assessment as of January 1, 2018 (Under IFRS 9)” and “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impairment Assessment prior to January 1, 2018 (Under IAS 39).”

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

Financial Investments

See “Item 5. Operating and Financial Review and Prospects—Operating Results—The Economy—Recently Adopted and New Accounting Pronouncements” for a detailed description of our financial investments.

Estimate of Impairment of Goodwill

We assess annually, or when there is a triggering event, whether goodwill has experienced any impairment, according to the accounting policy described in our consolidated financial statements. The recoverable amount of the cash generating units (“CGUs”) has been determined using the methodology of a dividend discount model. This methodology considers the cash flows that would generate the dividends distributed to its shareholders in a perpetual forecast projection, discounted at their rate of cost of capital at the valuation date. In this way, the economic equity value can be estimated, using projections of cash flows derived from financial budgets and other assumptions approved by the management. The projection of cash flows is carried out using the functional currency of each country and considering a horizon of five years, after which the cash flows are projected to perpetuity using growth rates of the gross domestic product aligned with those rates expected for the markets in which a particular CGU operates. These calculations are carried out by each CGU. The six-year period projections are based on historical information from the previous year and the main macroeconomic variables affecting the markets involved in the calculations.

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

The following factors, among others, could significantly impact the impairment analysis and may result in future goodwill impairment charges that, if incurred, could have a material adverse effect on the Company’s financial condition and results of operations:

•	The macroeconomic factors in both the Chilean and Colombian markets may not recover and evolve from 2019 onwards in line with current expectations.

•	The operational integration of the banks in Chile is not completed by 2019.

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

Recently Adopted and New Accounting Pronouncements

See Note 2 to our consolidated financial statements for a detailed description of recently adopted and new accounting pronouncements in IFRS, the most significant of which is IFRS 9:

IFRS 9 Financial Instruments

We adopted IFRS 9 as issued by the IASB in July 2014 with a date of transition of January 1, 2018, which resulted in changes to our accounting policies. The adoption of IFRS 9 has resulted in changes in our accounting policies for recognition, classification and measurement of financial assets and financial liabilities and impairment of financial assets. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7 “Financial Instruments: Disclosures”.

As per the permitted transitional provisions of IFRS 9, we elected not to revise comparative figures; accordingly, some IFRS 9 disclosures presented in our consolidated financial statements and this Annual Report with respect to certain financial assets are not comparable since their classification and measurement may differ between IFRS 9 and the prior standard of IAS 39.

Any adjustments to the carrying amounts of financial assets and liabilities as of the date of transition were recognized as an adjustment to the opening retained earnings. We have elected to continue to apply the hedge accounting requirements of IAS 39 on the adoption of IFRS 9.

Consequently, for disclosures purposes, the amendments to IFRS 7 have also been applied to the current period only. The comparative period disclosures shows those disclosures made in the prior year.

Set out below are disclosures regarding the impact of the adoption of IFRS 9 on us and further details of the specific IFRS 9 accounting policies applied in the current period (as well as the previous IAS 39 accounting policies applied in the comparative period).

Classification and Measurement of Financial Instruments

	IAS 39 as of December 31, 2017			IFRS 9 as of January 1, 2018
Balance	Measurement category	Portfolio	Book Value MCh$	Measurement category	Portfolio	Book Value MCh$
Trading investments	Fair value through profit or loss	Financial instruments classified as trading investments	415,061	Financial instruments at fair value through profit or loss	Financial instruments at fair value through profit or loss	423,855

Investments instruments	Fair value through profit or loss	Financial assets available for sale (including those that were valued at cost at December)	2,663,478	Financial instruments at fair value through other comprehensive income	Financial instruments at fair value through other comprehensive income	2,658,739

	Amortized cost	Financial assets classified as held to maturity	202,030	Amortized cost	Financial instruments at fair value through profit or loss	201,993

Loans and accounts receivable from customers	Amortized cost	Loans and accounts receivable from customers, net of allowances for loan losses according to IAS 39.	19,764,078	Amortized cost	Loans and accounts receivable from customers, net of allowances for loan losses according to IFRS 9.	19,612,201

Interbank loans	Amortized cost	Interbank loans, net of allowances for loan losses according to IAS 39.	70,077	Amortized cost	Interbank loans, net of allowances for loan losses according to IFRS 9.	70,077

•	Classification of financial assets

Financial assets are classified into a measurement category based on both our business model for managing the financial asset and the contractual cash flow characteristics of our financial asset.

Contractual cash flow assessment determine if the cash flows from the financial asset meet the SPPI (solely payment of principal and interest) criterion, i.e. whether the contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest. Principal is the fair value of the financial assets at initial recognition, and interest is the consideration for the time value of money, the credit risk associated with the principal outstanding, and also may include liquidity risk, administrative cost and profit margin.

For classification process we perform the SPPI test, which assesses the contractual term to identify whether they meet SPPI criterion, the contract is a basic lending arrangement. We apply judgment and consider relevant factors such as currency in which the financial asset is denominated, and period for which the interest rate is set.

Business model refers to how we manage our financial assets in order to generate cash flows. We determined our business model on initial application of IFRS 9 at the level that best reflects how it manages groups of financial assets to achieve its business objective.

Our business model represents how financial assets are managed to generate cash flows and does not depend on our management’s intention regarding an individual instrument, but at a higher level of aggregated portfolio and is based on observable factors such as: risks that affect the performance of business model; how business managers are compensated; how the performance of business model is assessed and reported to our management.

In addition, our business model is not assessed on an instrument-by- instrument basis, but at a higher level of aggregated portfolio and is based on observable factors such as: performance of the financial assets, the risk that affect the performance, and the expected frequency, value and timing of sales, among others.

In accordance with IFRS 9 the business models are:

•

Held to collect business model (HTC). Financial assets that are held within a business model whose objective is to hold assets in order to collect contractual cash flows are managed to realize cash flows by collecting contractual payments over the life of the instrument, under this business model sales made when there is an increase in the credit risk, or to manage credit concentration risk are not inconsistent with a business model whose objective is to hold financial assets to collect contractual cash flows.

•

Held to collect and sell (HTC&S). Financial assets under this business model achieve the objective by both collecting contractual cash flows and selling financial assets, then involve a greater frequency and value of sales than HTC business model.

•

Other business model. Financial assets held in this business has the objective of realizing cash flows through the sale of the assets. We make decisions based on our assets’ fair values and manage the assets to realize those fair values.

•	Reclassification

Reclassification of financial assets is required if, and only if, the objective of our business model for managing those financial assets changes. Financial liabilities cannot be reclassified.

Measurement of Financial Instruments

•	Initial measurement

On initial recognition, financial assets and financial liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments not at fair value through profit or loss, transaction costs of financial assets and financial liabilities carried at fair value are expensed in profit or loss.

•	Subsequent measurement- financial assets

After initial recognition, we measure a financial asset at:

•

Amortized cost. Financial assets that are held in a business model to collect the contractual cash flows and contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at amortized cost. The effective interest method is used in the calculation of the amortized cost of a financial asset or a financial liability and in the allocation and recognition of the interest revenue or interest expense in profit or loss over the relevant period.

•

FVOCI. Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling, and that contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at FVOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognized in other comprehensive income, until the assets are sold. Upon disposal, the cumulative gain and losses in OCI are recognized in the income statements.

•

Fair value through profit or loss (FVTPL). Financial assets that do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial assets, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling. Financial assets held for trading are recognized at fair value through profit or loss, likewise derivatives contracts for trading purposes.

For certain equity instruments, we may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognized in profit or loss. Gains or losses on derecognition of these equity instruments are not transferred to profit or loss.

•	Subsequent measurement- financial liabilities

After initial recognition, we measure a financial liability at amortized cost, except for derivatives that are measured at fair value through ptofit or loss.

Derecognition of financial assets and liabilities

Financial assets are derecognized when, and only when:

•	the contractual rights to the cash flows from the financial asset expire, or

•

we transfer substantially all the risks and rewards of ownership of the financial asset, and therefore we derecognize the financial asset and recognize separately any rights and obligations created or retained in the transfer.

In some cases, we enter into transactions for which it retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligation to pay the cash flows in an arrangement that meets all the conditions required, i.e. we only transfer collected amounts from original assets, selling or pledging original assets is prohibited, and we have the obligation to remit cash flows collected without material delay.

When a financial asset is sold and we simultaneously agree to repurchase it (or an asset that is substantially the same) at a fixed price on a future date, we continue to recognize the financial assets in their entirety in the statements of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price.

Financial liabilities are derecognized when, and only when, they are extinguished, cancelled or expired.

Contingent loans

We issue contingent loans (including letters of credit, foreign letters of credit and performance guarantee) and loan commitments. Contingent loans and undrawn loan commitments are commitments under which, over the duration of the commitment, we are required to provide a loan with pre-specified term to the customer.

The nominal contractual loan value, when the loan agreed to be provided is on market terms, is not recorded in the statements of financial position. The related ECL allowances are disclosed in Note 19.

Offsetting

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. As of December 31, 2018, we do not have balance offsetting of financial instruments.

Derivatives and hedging activities

We have elected to continue applying the hedge accounting requirements of IAS 39 on adoption of IFRS 9. We have not provided comparative information for prior periods on the date of initial application of IFRS 9 for the new disclosures introduced by IFRS 9 as a consequential amendment to IFRS 7, as permitted by IFRS 7 paragraph 44z. For presentation purposes, derivatives are presented in accordance with their positive or negative fair value as assets or liabilities, respectively, and include trading and hedging instruments separately (see Note 8).

Expected credit losses allowance – under IFRS 9

Starting from January 1, 2018, we replaced the “incurred loss” model of IAS 39 with an “expected credit loss” (“ECL”) model established by IFRS 9. For a description of the expected credit loss model, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impairment Assessment as of January 1, 2018 (Under IFRS 9).”

IFRS 15 Revenue from Contracts with Customers

On January 1, 2018, IFRS 15 “Revenues from contracts with customers” became effective. In accordance with our activities, income and expenses arising from fees and commission are under the scope of this new standard. Consequently a review over fees and commissions has been performed, to ensure the five step approach is fully met.

We have elected to adopt IFRS 15 using a modified retrospective approach where the cumulative effect of initially applying it was recognized as an adjustment to the opening balance of retained earnings and comparative information was not restated.

We concluded that there was no impact as of January 1, 2018, however new note disclosure requirements were adopted. See Note 1 and Note 24 to our consolidated financial statements included in this Annual Report.

In addition, new standards and interpretations to IFRS standards have been issued but not yet adopted in our consolidated financial statements as of December 31, 2018, such as IFRS 16, among others:

IFRS 16 Leases. On January 13, 2016, the IASB published a new standard, IFRS 16 “Leases.” The new standard shall imply that most leases are presented in the lessee’s balance under a single model, eliminating the distinction between operating and financial leases. However, the accounting for the lessors remains largely unchanged and the distinction between operating and financial leases is retained. IFRS 16 replaces IAS 17 “Leases” and related interpretations and is effective for periods beginning on or after January 1, 2019. Its early application is allowed, provided that IFRS 15 “Revenue from Contracts with Customers” is also applied.

Our management evaluated the impact of the adoption of this new standard through the valuation of our lease agreements, recording an asset for right-of-use for an amount equal to the lease liability for an amount of Ch$176,795, which will generate a negative impact on our solvency indicator of 11 basis points, going from 14.65% to 14.54% on January 1, 2019.

For a description of these new accounting standards, see Note 1(hh) of our consolidated financial statements.

Results of Operations for the Years Ended December 31, 2016, 2017 and 2018

Comparability of the Results

As per the permitted transitional provisions of IFRS 9, we elected not to revise comparative figures; accordingly, some IFRS 9 disclosures presented in our consolidated financial statements and this Annual Report with respect to certain financial assets are not comparable since their classification and measurement may differ between IFRS 9 and the prior standard of IAS 39.

Introduction

We ended 2018 with Ch$166,854 million in consolidated net income, the strongest result since the merger, posting a 165.6% increase when compared to 2017 based on stronger loan growth with lower delinquency, the highest net interest income and fee revenues and the lowest cost of credit since the Merger, with operating expenses virtually flat when compared to 2017. We believe this is a solid improvement and an important step forward towards the construction of competitive and sustainable results.

The acceleration of economic activity in both Chile and Colombia favored the generation of new business and the credit risk of part of our loan portfolio. Also, the drop in the monetary policy interest rate in Colombia, which went from 4.75% at the beginning of the year to 4.25% at the end of December, positively impacted our cost of funding in 2018. Finally, a higher inflation in Chile, 2.8% in 2018 compared to a variation of the CPI of 2.3% in 2017, led to an improvement in our financial margin.

In 2017 our main focus was to comply with the terms of the Merger by minimizing its effects on the quality of our service. That transition year we completed retail migration and client segmentation in Chile.

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

Net Income (Loss)

For the year ended December 31, 2018, our consolidated financial statements reported a consolidated net income of Ch$166,854 million, a 165.6% or Ch$104,029 million increase from our net income of Ch$62,825 million in 2017.

The increase in our consolidated net income for the year ended December 31, 2018 was primarily due to: (i) higher net interest income and net service fee income as a result of increased activity with our clients and more favorable market conditions and (ii) lower provisions for loan loss expenses.

The following table sets forth the components of our net income for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,			% Change from	% Change from
	2016	2017	2018	2017/2016	2018/2017
	(in millions of constant Ch$ except for percentages)
Components of net income:
Net interest income	639,175	782,982	887,663	22.5%	13.4%
Net fees and commissions	150,796	177,571	186,129	17.8%	4.8%
Trading and Investment, foreign exchange gains and other operating income	83,551	95,965	181,446	14.9%	89.1%
Provisions for loan losses	(245,990)	(315,417)	(279,798)	28.2%	11.3%
Total operating expenses	(616,627)	(731,147)	(741,527)	18.6%	1.4%
Income before income taxes	10,905	9,954	233,913	(8.7)%	2,249.9%
Income taxes	3,568	52,871	(67,059)	1,381.8%	(226.8)%
Income from continuing operations	14,473	62,825	166,854	334.1%	165.6%
Income from discontinued operations	(504)	—	—	—	—

Net income for the year	13,969	62,825	166,854	349.7%	165.6%

Net Interest Income

The following table sets forth the components of our net interest income for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,			% Change from	% Change from
	2016	2017	2018	2017/2016	2018/2017
	(in millions of constant Ch$ except for percentages)
Interest income	1,509,203	1,646,329	1,739,317	9.1%	5.6%
Interest expense	(870,028)	(863,347)	(851,654)	(0.8)%	(1.4)%

Net interest income	639,175	782,982	887,663	22.5%	13.4%

The following table sets forth information as to the components of our interest income for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,			% Change from	% Change from
	2016	2017	2018	2017/2016	2018/2017
	(in millions of constant Ch$ except for percentages)
Interest income	1,509,203	1,646,329	1,739,317	9.1%	5.6%
Average interest-earning assets:
Loans	17,801,885	20,857,542	20,983,806	17.2%	0.6%
Financial investments	1,610,668	2,166,896	2,986,100	34.5%	37.8%
Interbank deposits	362,492	361,624	203,672	(0.2)%	(43.7)%

Total average interest-earning assets	19,775,044	23,386,062	24,173,577	18.3%	3.4%

The following table sets forth information as to the components of our interest expense for the years ended December 31, 2016, 2017 and 2018:

	For the year end December 31,			% Change from	% Change from
	2016	2017	2018	2017/2016	2018/2017
	(in millions of constant Ch$ except for percentages)
Interest expense	870,028	863,347	851,654	(0.8)%	(1.4)%
Average interest-earning liabilities:
Bonds	4,205,997	6,045,928	5,789,542	43.7%	(4.2)%
Time deposits	9,884,092	10,144,559	10,097,251	2.6%	(0.5)%
Central Bank borrowings	—	—	—	—	—
Repurchase agreements	400,252	596,351	806,223	49.0%	35.2%
Mortgage finance bonds	71,742	72,900	58,939	1.6%	(19.2)%
Other interest-bearing liabilities	4,029,170	4,652,106	4,769,459	15.5%	2.5%

Total average interest-bearing liabilities	18,591,253	21,511,844	21,521,414	15.7%	0.0%

2018 Compared to 2017

Our net interest income was Ch$887,663 million for the year ended December 31, 2018, an increase of 13.4% as compared to Ch$782,982 million for the year ended December 31, 2017. The increase in interest income was primarily the result of (i) an increase in inflation-related income in Chile and (ii) the decrease in monetary policy rates in Colombia (4.25% as of December 31, 2018, as compared to 4.75% as of December 31, 2017), which positively affected our net interest margin given that our interest-earning assets in Colombia are mostly fixed-rate and with a long duration, whereas our interest-bearing liabilities are mostly floating-rate and with a shorter duration.

The aforementioned factors had a total Ch$104,681 million impact in our net interest margin (net interest income divided by average interest-earning assets), which increased by 32 basis points to 3.67% in 2018 from 3.35% in 2017.

2017 Compared to 2016

Our net interest income was Ch$782,982 million for the year ended December 31, 2017, an increase of 22.5% as compared to Ch$639,175 million for the year ended December 31, 2016. The increase in interest income was primarily the result of (i) the consolidation of former Corpbanca into former Banco Itaú Chile from April 1, 2016 and (ii) the decrease in monetary policy rates in Colombia (4.75% as of December 31, 2017 coming from 7.5% as of December 31, 2016), which positively affected our net interest margin given that our interest-earning assets in Colombia are mostly fixed-rate and with a long duration, whereas our interest-bearing liabilities are mostly floating-rate and with a shorter duration.

The aforementioned factors had a total Ch$143,807 million impact in our net interest margin (net interest income divided by average interest-earning assets), which increased by 12 basis points to 3.35% in 2017 from 3.23% in 2016.

Allowances for Loan Losses

Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39. The following table sets forth information relating to our allowances for loan losses as of December 31, 2016, 2017 and 2018 2018 (allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9 and prior periods are in accordance with IAS 39):

	As of December 31,			% Change from	% Change from
	2016	2017	2018	2017/2016	2018/2017
	(in millions of constant Ch$ except for percentages)
Total loans (excludes interbank loans)	21,003,952	20,382,605	21,482,490	(3.0)%	5.4%
Past due loans(1)	112,450	131,021	179,875	16.5%	37.3%
Non-performing loans(2)	352,700	462,015	452,947	31.0%	(2.0%)
Impaired loans(3)	1,073,831	1,267,703	1,299,226	18.1%	2.5%
Allowances for loan losses	559,304	618,527	768,120	10.6%	24.2%
Allowances for loan losses as a percentage of total loans	2.7%	3.0%	3.6%	14.0%	20.1%
Allowances for loan losses as a percentage of non-performing loans	158.6%	133.9%	169.6%	(15.6)%	26.7%
Allowances for loan losses as a percentage of impaired loans	52.1%	48.8%	59.1%	(6.3)%	21.1%
Non-performing loans as a percentage of total loans	1.7%	2.3%	2.1%	35.0%	(7.0%)
Allowances for loan losses as a percentage of past due loans	497.4%	472.1%	427.0%	(5.1)%	(9.6%)

(1)	Past due loans include all installments and lines of credit more than 90 days overdue. Do not include the aggregate principal amount of such loans.
(2)	Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue.
(3)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations.

2018 Compared to 2017

Allowances for loan losses (excluding allowances for loan loss on loans and receivables to banks) increased by 24.2% to Ch$768,120 million as of December 31, 2018 compared to Ch$618,527 million as of December 31, 2017. Higher allowances for loan losses resulted primarily from the effects of the first adoption of IFRS 9 in 2018 and provisions we took for new financial assets originated or purchased.

Our non-performing loans, as a percentage of total loans, decreased to 2.1% as of December 31, 2018 compared to 2.3% as of December 31, 2017. This decrease was the result of lower delinquency rates in our retail and wholesale operations in Chile, while in Colombia the reduction in delinquency of consumer loans was partially offset by increases in the delinquency of both the commercial and mortgage portfolios.

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

Provisions for Loan Losses

2018 Compared to 2017

Provisions for loan losses decreased by 11.3% to Ch$279,798 million for the year ended December 31, 2018, compared to Ch$315,417 million for the year ended December 31, 2017. The decrease in our provisions for loan losses was primarily due to lower provisions expense for corporate clients, both in Chile and in Colombia.

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

Net Service Fee Income

2018 Compared to 2017

Our net service fee income (including income from financial advisory services) for the year ended December 31, 2018 was Ch$186,129 million, representing a 4.8% increase when compared to Ch$177,571 million for the year ended December 31, 2017. Our income from service fees during the year ended December 31, 2018 increased by 10.0% to Ch$237,956 million from Ch$216,420 million for the year ended December 31, 2017. Our expenses from service fees increased by a 33.4% to Ch$51,827 million for the year ended December 31, 2018, from Ch$38,849 million for the year ended December 31, 2017.

The increase in our net service fee income was driven primarily by higher financial advisory services fees and higher revenues from sales of insurance products to our retail clients.

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

Other Net Operating Income

The following table sets forth the components of our other net operating income for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,			% Change from	% Change from
	2016	2017	2018	2017/2016	2018/2017
	(in millions of constant Ch$ except for percentages)
Trading and investment income, net	112,952	8,268	172,755	(92.7)%	1989.4%
Foreign exchange gains (losses), net	(48,848)	46,165	(17,965)	(194.5)%	(138.9)%
Other operating revenue	19,447	41,532	26,656	113.6%	(35.8)%

Trading and investment, foreign exchange gains and other operating income	83,551	95,965	181,446	14.9%	89.1%

2018 Compared to 2017

In the year ended December 31, 2018, trading and investment, foreign exchange gains and other net operating income increased by 89.1 % to Ch$181,446 million from Ch$95,965 million in 2017. This increase was mainly the result of more favorable market environment and by the result of the hedge position for the tax effect of our investments in Colombia and New York. For tax purposes, the “Servicio de Impuestos Internos” (Chilean Internal Revenue Service) considers that our investments abroad are denominated in U.S. dollars, which for Colombia and our New York Branch, based on the exchange rates of each of the disbursements (not current exchange rates), amounts to US$1,437 million, and for our New York branch amounts to US$ 166 million, respectively. Because we are obligated to translate the valuation of this investment from U.S. dollars to Chilean pesos in our book, the volatility of the exchange rate generates an impact on the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with financial instruments to be analyzed along with income tax expenses.

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

Operating Expenses

The following table sets forth the components of our operating expenses for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,			% Change from	% Change from
	2016	2017	2018	2017/2016	2018/2017
	(in millions of constant Ch$ except for percentages)
Personnel salary and expenses	245,665	281,323	294,747	14.5%	4.8%
Administration expenses	235,204	305,622	291,736	29.9%	(4.5)%
Depreciation and amortization	63,692	81,845	86,817	28.5%	6.1%
Impairment	351	27	28	(92.3)%	3.7%
Other operating expenses	71,715	62,330	68,199	(13.1)%	9.4%

Total operating expenses	616,627	731,147	741,527	18.6%	1.4%

2018 Compared to 2017

Operating expenses increased by 1.4% to Ch$741,527 million for the year ended December 31, 2018 from Ch$731,147 million for the year ended December 31, 2017. This increase was primarily the result of higher personnel salary and expenses, an increase in depreciation and amortization that reflects the investments made in technology and a fine in the amount of Ch$ 5,985 million imposed by the SBIF by means of Resolution No. 101 as described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

2017 Compared to 2016

Operating expenses increased by 18.6% to Ch$731,147 million for the year ended December 31, 2017 from Ch$616,627 million for the year ended December 31, 2016. This increase was primarily the result of the consolidation of former Corpbanca and former Banco Itaú Chile from April 1, 2016.

Income Taxes

2018 Compared to 2017

Our income tax for the year ended December 31, 2018 was an expense of Ch$67,059 million compared to an income of Ch$52,871 million for the year ended December 31, 2017. This change is mostly explained by (i) the change in the statutory tax rate from 25.5% to 27%; (ii) a Ch$223,959 million increase in profits before taxes; and (iii) a depreciation of the Chilean peso against the U.S. dollar observed exchange rate in 2018 that increased the valuation of our taxable investment and consequently our tax expense. As we have previously discussed, for tax purposes, our investments in Colombia and New York are considered by the Chilean Internal Revenue Service to be denominated in U.S. dollars and the appreciation/depreciation of this currency when compared to the Chilean peso generates a taxable gain/loss.

2017 Compared to 2016

Our income tax for the year ended December 31, 2017 was Ch$52,871 million compared to an income of Ch$3,568 million for the year ended December 31, 2016. This change is mostly explained by the consolidation of our operations in Colombia as for tax purposes; the Chilean Internal Revenue Service (Servicio de Impuestos Internos) considers that our investment in Colombia is denominated in U.S. dollars and the depreciation of this currency when compared to the Chilean peso generated a taxable loss. This loss is compensated by the result of the aforementioned hedge position in Other Net Operating Income. Other factors explaining the change are the local taxes for our U.S. and Panamanian operations, among other differences, including the tax benefit derived from the acquisition of Helm Bank in 2013 (Ch$20,568 million in 2017 compared with Ch$14,276 million in 2016). These effects were partially offset by the impact of the U.S. tax reform.

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

Chile. The Bank’s commercial activities in Chile have been strategically aligned in four commercial areas directly related to the needs of its clients and the Bank’s strategy: 1) Wholesale Banking (a. Corporate, b. Large Companies and c. Real Estate ); 2) Retail Banking (a. Itaú Personal Bank, b. Itaú, c. Itaú Private Bank, d. Midsize Companies, e. Small-to-Medium-Sized Enterprises or SMEs and f. Banco Condell, our Consumer Finance Division); and 3) Treasury.

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

Year Ended December 31, 2018 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2018:

	As of December 31, 2018
	Chile	Colombia	Total
	MCh$	MCh$	MCh$
Net interest income	591,575	296,088	887,663
Net fees and commissions	149,673	36,456	186,129
Net Trading and investment income	128,264	44,491	172,755
Net foreign exchange gain (loss)	5,726	(23,691)	(17,965)
Other operating income	14,337	12,319	26,656
Provision for loan losses	(127,804)	(151,994)	(279,798)

Total operating income, net of provision for loan losses	761,771	213,669	975,440

Depreciation and amortization	(53,544)	(33,273)	(86,817)
Other operating expenses	(442,943)	(211,767)	(654,710)

Total operating expenses	(496,487)	(245,040)	(741,527)

Income before taxes	265,284	(31,371)	233,913

Income (loss) taxes	(85,269)	18,210	(67,059)
Income from continuing operations	180,015	(13,161)	166,854
Income (loss) from continuing operations	—	—	—

Net income for the period	180,015	(13,161)	166,854

Average loans	16,250,960	4,732,846	20,983,806
Average investments	1,764,400	1,303,562	3,067,962

Year Ended December 31, 2017 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2017:

	As of December 31, 2017
	Chile	Colombia	Total
	MCh$	MCh$	MCh$
Net interest income	537,540	245,442	782,982
Net fees and commissions	135,624	41,947	177,571
Net trading and investment income	(49,615)	57,883	8,268
Net foreign exchange gains (losses)	34,661	11,504	46,165
Other operating income	33,398	8,134	41,532
Provision for loan losses	(169,233)	(146,184)	(315,417)

Total operating income, net of provision for loan losses	522,375	218,726	741,101

Depreciation and amortization	(51,213)	(30,632)	(81,845)
Other operating expenses	(424,733)	(224,569)	(649,302)
Total operating expenses	(475,946)	(255,201)	(731,147)

Income before taxes	46,429	(36,475)	9,954

Income (loss) taxes	31,188	21,683	52,871
Income from continuing operations	77,617	(14,792)	62,825
Income (loss) discontinued operations	—	—	—

Net income for the period	77,617	(14,792)	62,825

Average loans	15,950,784	4,906,758	20,857,542
Average investments	1,565,017	1,141,938	2,706,955

Year Ended December 31, 2016 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2016:

	As of December 31, 2016
	Chile	Colombia	Total
	MCh$	MCh$	MCh$
Net interest income	459,705	179,470	639,175
Net fees and commissions	112,147	38,649	150,796
Net trading and investment income	38,642	74,310	112,952
Net foreign exchange gains (losses)	(26,744)	(22,104)	(48,848)
Other operating income	9,058	10,389	19,447
Provision for loan losses	(146,812)	(99,178)	(245,990)

Total operating income, net of provision for loan losses	445,996	181,536	627,532

Depreciation and amortization	(40,610)	(23,082)	(63,692)
Other operating expenses	(397,060)	(155,875)	(552,935)
Total operating expenses	(437,670)	(178,957)	(616,627)

Income before taxes	8,326	2,579	10,905

Income (loss) taxes	(84)	3,652	3,568
Income from continuing operations	8,242	6,231	14,473
Income (loss) discontinued operations	(504)	—	(504)

Net income for the period	7,738	6,231	13,969

Average loans	12,645,761	5,156,124	17,801,885
Average investments	830,584	1,142,595	1,973,180

Analysis of Segment Results

2018 Compared to 2017

We ended 2018 with Ch$166,854 million in consolidated net income, which consisted of a gain of Ch$180,015 million in Chile and a loss of Ch$13,161 million in Colombia. This is the strongest result since the merger, posting a 165.6% increase when compared to 2017, based on stronger loan growth with lower delinquency, the highest net interest income and fee revenues and the lowest cost of credit since the merger, with operating expenses virtually flat when compared to 2017. We believe this is a solid improvement and an important step forward towards the construction of competitive and sustainable results.

From a macroeconomic perspective, the events with the greatest impact on our results by segments were: (i) an acceleration of economic activity in both Chile and Colombia, which favored both the generation of new business and an improvement in the credit risk of part of our portfolio; (ii) the drop in the monetary policy rate in Colombia, which went from 4.75% at the beginning of the year to 4.25% at the end of December, positively impacting our cost of funding in 2018; and (iii) a higher inflation in Chile, 2.8% in 2018 against a variation of the CPI of 2.3% in 2017, which improved our financial margin.

Despite the positive factors in Colombia mentioned in the paragraph above, in 2018, we did not achieve the expected turn-around point in Colombia mainly due to the effects of our first time adoption of IFRS 9. Nevertheless, despite a continued challenging environment in Colombia, our gross operating income showed a more sustainable trend primarily as a result of two main factors: (i) the normalization of our interest margins as we incorporated the effects of the normalization of market risk in our banking book; and (ii) a strong focus on cost management and efficiency as this is part of the culture we are establishing at the bank in Colombia.

Overall, we believe that despite a prolonged slow economic cycle, we are on track to achieving a gradual increase in sustainable results that are more in line with the overall markets in both of our segments.

2017 Compared to 2016

Our consolidated net income for 2017 was a gain of Ch$62,825 million, which is composed of a gain of Ch$77,617 million in Chile and a loss of Ch$14,792 million in Colombia, showing a recovery compared to 2016.

Macroeconomic and other factors specific to Itaú Corpbanca influenced our 2017 result. From the macroeconomic perspective, the events with the greatest impact on our results were: (i) the reduction in economic activity in both Chile and Colombia, which negatively affected both the generation of new business as well as the credit risk of a part of our loan portfolio; (ii) the drop in the monetary policy interest rate in Colombia, which went from 7.50% at the beginning of the year to 4.75% at the end of December, positively impacting our cost of funding in the year; and (iii) lower inflation in Chile, 1.7% in 2017 against a variation of the CPI of 2.7% in 2016, which reduced our financial margin.

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

Within this context, in 2018 Itaú Corpbanca successfully placed Ch$383 billion senior bonds in the local market (ChS$1,032 billion in 2017) seeking longer tenor and maintaining comfortable liquidity levels under BIS III standards. In addition, the spreads obtained on these issuances have allowed for an improvement in the cost of funds.

Our strategy of diversification also includes two syndicated loans, one for US$465 million (Ch$323,496 million) maturing in April 2020 and a US$200 million (Ch$139,138 million) AB Loan arranged by the International Finance Corporation (“ IFC”) (a five-year tenor for the A Loan and a three-year tenor for the B Loan, maturing in December 2020 and December 2018, respectively).

Capital

As of December 31, 2018, our shareholders’ equity was in excess of that required by Chilean regulatory requirements. According to the Chilean General Banking Act (as amended, including by Law No. 21,130), as a general rule a bank must have (1) an effective net equity of at least 8% of its risk-weighted assets, net of required reserves, and (2) paid-in capital and reserves (basic capital) not lower than (y) 4.5% of its risk weighted assets and (z) 3% of its total assets, in both cases, net of required reserves. Nevertheless, when approving the Merger, the SBIF required that Itaú Corpbanca must have an effective net equity of at least 10% of its risk-weighted assets, net of required reserves.

Note, however, that in any of the following events a higher effective net equity and/or a higher basic capital may be required:

(1)

If at the moment in which the incorporation deed of a bank is granted (or at the moment in which the authorization of existence of a branch of a foreign bank is granted), at least 50% of the minimum paid-in capital and reserves, or basic capital (capital básico) (i.e., UF800,000 (Ch$22,052.6 million or US$31.7 million as of December 31, 2018)) has not been paid, the respective bank shall have an additional basic capital equal to 2% of its risk weighted assets, net of required allowances, above the general minimum basic capital of 4.5% plus any additional basic capital that may be applicable pursuant to number (2) below. The additional 2% requirement will be reduced to 1% once the bank’s paid basic capital reaches UF 600,000 (Ch$16,539.5 million or US$23.8 million as of December 31, 2018).

(2)	Once the CMF replaces the SBIF, the following shall occur:

a.

Within 18 months from the date in which such replacement occurs, the CMF shall issue a regulation (with the affirmative consent of the Council of the Chilean Central Bank) setting forth (i) the standardized methodology for risk weighting the assets of a bank and, (ii) in the event of banks authorized to use their own methodologies, the requirements to use and implement them. Once such regulation becomes effective, a bank will be required to have an additional basic capital equal to 2.5% of its risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement will come into effect progressively during a 4-year term at a ratio of 0.625% per year, starting on the date in which the CMF issues the aforementioned regulation;

b.

Within 18 months from the date in which such replacement occurs, the CMF shall issue a regulation setting forth the conditions that may trigger the imposition by the Chilean Central Bank of an additional basic capital requirement of up to 2.5% of a bank’s risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement may be imposed by the Chilean Central Bank on a general basis applicable to all banking institutions, as a contra-cyclical measure;

c.

Within 18 months from the date in which such replacement occurs, the CMF shall issue a regulation (with the affirmative consent of the Council of the Chilean Central Bank), which shall set forth the criteria for considering a bank or group of banks of systemic importance. Further, with the affirmative vote of the Chilean Central Bank, the CMF may determine, through a grounded resolution, that a bank is of systemic importance. In such event, the CMF will be entitled to impose, among others, one or more of the following conditions: (y) an increase between 1% and 3.5% to the basic capital over risk weighted assets, net of required allowances, above the aforementioned 8% minimum effective net equity (Patrimonio Efectivo) requirement; and (z) an increase of up to 2% to the basic capital over total assets, net of required allowances, above the aforementioned 3% minimum basic capital requirement.

The conditions imposed on a bank qualified of systemic importance, may be terminated in the event the Council of the CMF determines that a bank no longer has systemic importance; and

d.

If after a review process, to the judgment of the CMF, a bank presents risks not properly protected with the equity requirements mentioned above, the CMF may impose additional equity requirements. Such additional equity requirements may consist in an additional basic capital, or one or more of the instruments listed in numbers (ii), (iii) and (iv) of the following paragraph. In any event, the additional equity requirements shall not exceed 4% of its risk weighted assets, net of required allowances. For these purposes, the CMF shall issue a regulation which shall set forth the criteria applicable in these cases.

For these purposes, the effective net equity of a bank is the sum of (i) a bank’s basic capital, (ii) bonds issued without a maturity date and preferred stock issued once the CMF issues a regulation authorizing their issuance. These instruments shall be valued at their issue price, for an amount up to one third of its basic capital, (iii) subordinated bonds issued by a bank valued at their issue price up to 50% of its net capital base; provided that the value of the bonds shall decrease 20% for each year that lapses during the period commencing six years prior to their maturity, and (iv) voluntary loan loss allowances in an amount up to 1.25% of a bank’s risk-weighted assets (if a bank has goodwill, this value would be required to be deducted from the calculation of the effective net equity). Note that the CMF shall issue a regulation setting forth (A) the standardized methodology for risk weighing the assets of a bank, and (B) in the event of banks authorized to use their own methodologies, the requirements to use and implement them. Once such regulations are issued, voluntary allowances shall be considered up to the following amounts: (y) up to 1.25% of its credit risk weighted assets, if standard methodologies are applied, or (z) 0.625% in the event non-standard methodologies are applied, (v) minority interests of up to 20% of the basic capital (provided that if such minority interests exceed 20%, only 20% will be taken into account), minus (vi) goodwill or premiums, paid balances and investments in companies that are not consolidated and (vii) certain deductions to be made in accordance with provisions of chapter 12-1 of the regulations of the SBIF (Recopilación Actualizada de Normas), or the Regulations of the SBIF.

The calculation of the effective net equity does not include the capital contributions made to subsidiaries of a bank and is made on a consolidated basis rather than on an unconsolidated basis.

Pursuant to Transitory Article First of Law No. 21,130, until the date in which the CMF issues the regulations that shall set forth (i) the standardized methodology for calculating risk-weighted assets, and (ii) in the event of banks authorized to use their own methodologies, the requirements to use and implement them, in order to weight the risk of a bank’s assets, the following five different categories of assets will apply:

Category	Weighting
1	0%
2	10%
3	20%
4	60%
5	100%

Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital, except that does not deduct goodwill nor intangible assets.

Reserves

Under the Chilean General Banking Act in effect as of December 31, 2018 (i.e., without considering the amendments under Law No. 21,130), a bank must have a minimum paid-in capital and reserves of UF 800,000 (Ch$22,052.6 million or US$31.7 million as of December 31, 2018). However, a bank may begin its operations with 50% of such amount, provided that it has a total capital ratio (defined as effective net equity as a percentage of risk weighted assets) of not less than 12%. When such bank’s paid-in capital reaches UF600,000 (Ch$16,539.5 million or US$23.8 million as of December 31, 2018) the total capital ratio required is reduced to 10%.

The following table sets forth our minimum capital requirements as of the dates indicated. See Note 34 to our consolidated financial statements included herein for a description of the minimum capital requirements.

	As of December 31,
	2016	2017	2018
	(in millions of constant Ch$ except for percentages)
Net capital base	3,173,516	3,189,876	3,324,531
3% total assets net of provisions	(957,058)	(915,261)	(953,445)

Excess over minimum required equity	2,216,458	2,274,615	2,371,086

Net capital base as a percentage of the total assets, net of provisions	9.95%	10.46%	10.46%
Effective net equity	3,252,175	3,249,572	3,415,845
10% of the risk-weighted assets	(2,319,500)	(2,215,179)	(2,331,556)

Excess over minimum required equity	932,675	1,034,393	1,084,289

Effective equity as a percentage of the risk-weighted assets	14.0%	14.7%	14.6%

Our capital ratio levels decreased to 14.6% in 2018 when compared to 2017 primarily due to the increase of risk-weighted assets being partly compensated by an increase in core capital, driven by higher net income.

With respect to the minimum paid-in capital and reserves applicable to a bank under the Chilean Banking Act as amended by Law No. 21,130, See “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information.”

Financial Investments

Since 2018, our financial investments are classified into measurement categories based on both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For periods prior to 2018, our financial investments are classified at the time of purchase, based on our management’s determination, as trading or investment instruments, the latter being categorized as available-for-sale or held to maturity. For additional details on our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2016, 2017 and 2018, please see “Item 4. Information on the Company—Business Overview—Selected Statistical Information — Investment Portfolio.”

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

Net Cash (Used in) Provided by Operating Activities

	For the Year Ended December 31,
	2016	2017	2018
	(in millions of constant Ch$ as of December 31, 2018)
Net cash (used in) provided by operating activities	(978,898)	(1,390,863)	695,755

Our net cash used in operating activities for the year ended December 31, 2018 increased from Ch$(1,390,863) million in 2017 to Ch$695,755 million in 2018. This increase in net cash provided by operating activities was mainly due to increased collections of our trading and non-trading portfolio related to financial instruments.

Net Cash (Used in) Provided by Investing Activities

	For the Year Ended December 31,
	2016	2017	2018
	(in millions of constant Ch$ as of December 31, 2018)
Net cash (used in) provided by investing activities	1,589,074	(87,155)	(41,874)

Our net cash used in investing activities decreased from Ch$(87,155) million for the year ended December 31, 2017 to Ch(41,874) million for the year ended December 31, 2018. This decrease in net cash used in investing activities was mainly due to an increase in cash inflow from the sales of properties.

Net Cash (Used in) Provided by Financing Activities

	For the Year Ended December 31,
	2016	2017	2018
	(in millions of constant Ch$ as of December 31, 2018)
Net cash (used in) provided by financing activities	874,784	349,602	(449,272)

We saw a reversal in our financing cash flows from a net cash inflow of Ch$349,602 million for the year ended December 31, 2017 to a net cash outflow of Ch(449,272) million for the year ended December 31, 2018. This reversal was mainly due to cash outflows associated with our redemption of debt issued.

Deposits and Other Borrowings

The following table sets forth our average month-end balance of our liabilities for the years ended December 31, 2016, 2017 and 2018, in each case together with the related average nominal interest rates paid thereon.

	As of December 31,
	2016			2017			2018
	Average Balance	Interest Paid	Average Normal Rate	Average Balance	Interest Paid	Average Normal Rate	Average Balance	Interest Paid	Average Normal Rate
	(in millions of Ch$ except for percentages)
Time deposits	9,884,092	459,381	4.6%	10,144,561	433,237	4.3%	10,097,251	385,734	3.8%
Central Bank borrowings	—	—	—	—	—	—	—	—
Repurchase agreements	400,252	48,086	12.0%	596,351	32,677	5.5%	806,223	29,664	3.7%
Mortgage finance bonds	71,742	4,241	5.9%	72,900	3,249	4.5%	58,939	2,963	5.0%
Bonds	4,205,997	231,053	5.5%	6,045,928	279,635	4.6%	5,789,542	319,289	5.5%
Other interest bearing-liabilities	4,029,170	127,267	3.2%	4,652,106	114,549	2.5%	4,769,459	114,004	2.4%

Subtotal interest-bearing liabilities	18,591,253	870,028	4.7%	21,511,846	863,347	4.0%	21,521,414	851,654	4.0%

Non-interest bearing liabilities:
Non-interest bearing deposits	1,898,469			2,196,697			2,334,249
Derivatives	845,920			1,021,662			1,088,108
Other non-interest bearing liabilities	603,382			817,955			786,415
Shareholders’ equity	2,806,690			3,438,445			3,490,821

Subtotal non-interest bearing liabilities	6,154,461			7,474,759			7,699,593

Total	24,745,714	870,028		28,986,605	863,347		29,221,007	851,654

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Our most important source of funding is our time deposits. Time deposits represented 46.9% of our average interest bearing liabilities for the year ended December 31, 2018. We continue to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. Our total checking accounts and other demand liabilities increased/decreased by 3.8% as of December 31, 2018 compared to December 31, 2017. To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of letters of credit loans in Chile’s domestic capital markets. Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Total Borrowings

The following tables set forth the long-term, short-term and total outstanding amounts of our principal categories of borrowings for the years ended December 31, 2016, 2017 and 2018.

	As of December 31, 2016
	Long term	Short term	Total
	MCh$	MCh$	MCh$
Loans obtained from the Chilean Central Bank(a)	—	—	—
Obligations under repurchase agreements	—	373,879	373,879
Loans obtained from domestic financial institutions(b)	—	—	—
Loans obtained from foreign financial institutions(b)	973,294	1,206,576	2,179,870
Letters of credit(c)	71,239	14,971	86,210
Bonds(d)	3,836,778	453,969	4,290,747
Subordinated bonds(e)	1,051,148	32,148	1,083,296
Other financial obligations(f)	23,298	2,265	25,563

Total borrowings	5,955,757	2,083,808	8,039,565

	As of December 31, 2017
	Long term	Short term	Total
	MCh$	MCh$	MCh$
Loans obtained from the Chilean Central Bank(a)	—	—	—
Obligations under repurchase agreements	—	420,920	420,920
Loans obtained from domestic financial institutions(b)	—	21,958	21,958
Loans obtained from foreign financial institutions(b)	720,542	1,453,630	2,174,172
Letters of credit(c)	55,678	12,260	67,938
Bonds(d)	4,178,313	662,605	4,840,918
Subordinated bonds(e)	1,041,182	—	1,041,182
Other financial obligations(f)	16,255	811	17,066

Total borrowings	6,011,970	2,572,184	8,584,154

	As of December 31, 2018
	Long term	Short term	Total
	MCh$	MCh$	MCh$
Loans obtained from the Chilean Central Bank(a)	—	—	—
Obligations under repurchase agreements	—	1,015,614	1,015,614
Loans obtained from domestic financial institutions(b)	—	5,863	5,863
Loans obtained from foreign financial institutions(b)	497,909	1,823,951	2,321,860
Letters of credit(c)	43,029	10,434	53,463
Bonds(d)	4,220,626	661,715	4,882,341
Subordinated bonds(e)	1,052,111	22,209	1,074,320
Other financial obligations(f)	—	12,400	12,400

Total borrowings	5,813,675	3,552,186	9,365,861

(a)	Loans obtained from the Chilean Central Bank

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. The maturities of the outstanding amounts due are as follows:

	As of December 31, 2016 (in millions of Ch$)	As of December 31, 2017 (in millions of Ch$)	As of December 31, 2018 (in millions of Ch$)
Loans obtained from Chilean Central Bank	—	—	—

Total	—	—	—

(b)	Loans obtained from domestic and foreign financial institutions (foreign borrowings)

These are short-term and long-term borrowings from domestic and foreign banks used to fund our foreign trade business. The maturities of the outstanding amounts are as follows:

	As of December 31, 2016 (in millions of Ch$)	As of December 31, 2017 (in millions of Ch$)	As of December 31, 2018 (in millions of Ch$)
Due within 1 year	1,206,576	1,475,588	1,829,814
Due after 1 year but within 2 years	730,642	422,911	319,870
Due after 2 years but within 3 years	5,068	106,260	17,595
Due after 3 years but within 4 years	12,887	15,154	77,993
Due after 4 years but within 5 years	6,889	73,536	11,644
Due after 5 years	217,808	102,681	70,807

Total	2,179,870	2,196,130	2,327,723

(c)	Mortgage finance bonds

These securities are used to finance mortgage loans. The range of maturities of these securities is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

	As of December 31, 2016 (in millions of Ch$)	As of December 31, 2017 (in millions of Ch$)	As of December 31, 2018 (in millions of Ch$)
Due within 1 year	14,971	12,260	10,434
Due after 1 year but within 2 years	11,056	9,965	7,612
Due after 2 years but within 3 years	10,128	8,114	7,092
Due after 3 years but within 4 years	8,158	7,554	6,516
Due after 4 years but within 5 years	5,346	6,952	5,908
Due after 5 years	36,551	23,093	15,901

Total mortgage finance bonds	86,210	67,938	53,463

(d)	Bonds

The bonds are denominated principally in UFs and are primarily used to fund assets with similar durations. The maturities of these bonds are as follows:

	As of December 31, 2016 (in millions of Ch$)	As of December 31, 2017 (in millions of Ch$)	As of December 31, 2018 (in millions of Ch$)
Due within 1 year	453,969	662,605	661,715
Due after 1 year but within 2 years	716,695	516,061	637,595
Due after 2 years but within 3 years	562,914	653,601	216,695
Due after 3 years but within 4 years	657,866	199,908	446,323
Due after 4 years but within 5 years	695,324	312,597	276,047
Due after 5 years	1,203,979	2,496,146	2,643,966

Total bonds	4,290,747	4,840,918	4,882,341

The following table sets forth as of the dates indicated our issued bonds. In 2018, the Bank issued bonds in UF for UF11,450,000 and in Chilean pesos for Ch$70,000 million detailed as follows:

				As of December 31,
	Expiration Date	Interest rate		2016	2017	2018
			Currency	MCh$	MCh$	MCh$
A	7/1/2017	3.75%	UF	67,084	—	—
B	10/1/2017	3.50%	UF	66,466	—	—
E	6/1/2032	5.00%	UF	41,871	42,493	43,595
F	1/1/2032	4.00%	UF	26,961	27,399	28,151
G	3/1/2032	4.00%	UF	41,894	42,529	43,649
H	9/1/2015	3.00%	UF	—	—	—
I	10/1/2030	4.00%	UF	27,533	27,961	28,707
J	1/1/2031	4.00%	UF	27,203	27,625	28,362
K	6/1/2021	3.50%	UF	26,406	26,906	27,721
L-2	10/1/2022	3.50%	UF	26,039	26,543	27,359
M-2	10/1/2018	3.50%	UF	26,332	26,829	—
N	5/1/2019	3.50%	UF	26,364	26,839	27,626
O	3/1/2021	3.50%	UF	26,118	26,630	27,454
P	3/1/2026	3.75%	UF	26,262	26,725	27,498
Q-1	3/1/2023	3.75%	UF	26,451	26,912	27,683
R-2	2/1/2028	3.75%	UF	26,387	26,846	27,616
S	9/1/2020	3.50%	UF	26,321	26,814	27,621
T	9/10/2022	3.50%	UF	26,320	26,797	27,587
U	9/1/2024	3.75%	UF	26,144	26,621	27,409
V	9/1/2027	3.75%	UF	25,945	26,425	27,212
W	9/1/2029	3.75%	UF	25,914	26,388	27,168
X	3/1/2024	3.80%	UF	53,118	53,993	55,488
Y	3/1/2028	3.80%	UF	52,943	53,840	55,357
Z	2/1/2033	3.80%	UF	26,739	27,181	27,936
AA	6/1/2018	6.70%	CLP	30,765	27,868	—
AB	10/1/2029	3.80%	UF	41,770	42,360	43,430
AC	10/1/2033	3.80%	UF	54,867	55,727	57,224
AF	6/1/2022	3.50%	UF	53,663	54,437	55,828
AG	6/1/2024	3.50%	UF	162,150	164,469	168,660
AH	6/1/2029	3.60%	UF	54,792	55,595	57,032
AI	4/1/2020	3.50%	UF	137,924	138,739	141,066
AJ	6/1/2025	3.60%	UF	58,620	55,554	56,904
AL-2	7/1/2025	3.50%	UF	54,483	55,321	56,791

				As of December 31,
	Expiration Date	Interest rate		2016	2017	2018
			Currency	MCh$	MCh$	MCh$
Sub total Former Banco Itaú Chile				1,421,849	1,300,366	1,278,134

BCORAF0710	7/1/2017	3.00%	UF	166,897	—	—
BCORAG0710	9/10/2018	3.00%	UF	81,084	77,592	—
BCORAI0710	7/1/2020	3.00%	UF	195,199	197,220	202,909
BCOR-L0707	7/1/2017	3.40%	UF	107,869	—	—
BCORAJ0710	8/3/2021	3.00%	UF	75,080	104,654	107,049
BCOR-P0110	7/9/2020	7.30%	CLP	24,982	23,838	23,792
BCORBW0914	8/30/2020	5.00%	CLP	46,669	45,379	45,254
BCOR-R0110	7/9/2020	4.00%	UF	140,226	140,265	143,237
BCORUSD0118	1/15/2018	3.13%	USD	495,871	452,172	—
BCORUSD0919	9/22/2019	3.88%	USD	517,724	471,546	529,363
BCORAL0710	8/3/2023	3.00%	UF	110,845	112,173	114,787
BCORAN0710	7/1/2025	3.00%	UF	179,460	181,908	246,007
BCORAO0710	7/1/2026	3.00%	UF	234,079	324,089	332,122
BCORBX0914	8/30/2021	5.00%	CLP	43,336	41,718	42,507
BCORCA0914	9/1/2024	5.00%	CLP	99,917	100,105	100,303
BCORAR0710	7/1/2029	3.00%	CLF	—	—	219,939
BCORBZ0914	9/1/2023	5.00%	CLP	—	102,921	100,992
BCORBY0914	9/1/2022	5.00%	CLP	—	31,306	103,268
BCORAP0710	7/1/2027	3.00%	CLF	—	380,404	388,654
BCORAQ0710	7/1/2028	3.00%	CLF	—	293,884	359,509
BCORAK0710	7/1/2022	3.00%	CLF	—	173,514	176,185

Sub total Former Corpbanca				2,519,238	3,254,688	3,235,877

BBSA168B18	3/2/2018	8.99%	COP	48,144	45,255	—
BBSA26SA48	8/10/2020	8.74%	COP	46,181	43,406	44,739
BBSA316SA060	11/23/2020	8.03%	COP	40,364	37,940	39,076
BBCR1109B84	10/28/2017	10.33%	COP	26,606	—	—
BBCR3119B84	8/3/2018	10.57%	COP	21,005	19,686	—
BBSA4188B024	6/21/2020	5.41%	COP	—	—	53,716
BBSA4189C060	6/21/2023	6.41%	COP	—	—	32,585
BBCR1099B120	12/10/2019	11.30%	COP	18,826	17,676	18,208
BBSA69C120	8/10/2026	10.68%	COP	23,198	21,732	22,375
BBSA69C180	8/10/2031	10.95%	COP	43,316	40,578	41,779
BBSA3169C180	11/23/2031	10.80%	COP	49,479	46,388	47,792
BBSA168B18	9/2/2017	9.74%	COP	19,047	—	—
BBCR3117C84	8/3/2018	4.58%	COP	13,494	13,203	—
BBSA5188B030	5/22/2021	1.20%	COP	—	—	11,964
BBSA5189C048	11/22/2022	2.91%	COP	—	—	56,096

Sub total Itaú Corpbanca Colombia				349,660	285,864	368,330

Total				4,290,747	4,840,918	4,882,341

(e)	Subordinated bonds

The following table sets forth, at the dates indicated our issued subordinated bonds. The subordinated bonds are denominated principally in UFs and are primarily used to fund the Bank’s mortgage portfolio. These bonds are considered to be a part of our regulatory capital.

	As of December 31, 2016 (in millions of Ch$)	As of December 31, 2017 (in millions of Ch$)	As of December 31, 2018 (in millions of Ch$)
Due within 1 year	32,148	—	22,209
Due after 1 year but within 2 years	—	21,500	—
Due after 2 years but within 3 years	23,622	—	—
Due after 3 years but within 4 years	—	—	18,604
Due after 4 years but within 5 years	—	22,303	22,484
Due after 5 years	1,027,526	997,379	1,011,023

Total subordinated bonds	1,083,296	1,041,182	1,074,320

In 2018, we did not issue subordinated bonds. The following table sets forth as of the dates indicated our issued subordinated bonds:

				As of December 31,
	Expiration	Interest		2016	2017	2018
	Date	rate	Currency	MCh$	MCh$	MCh$
AE1	1/1/2034	3.80%	UF	53,669	54,585	56,130
C1	4/1/2033	3.50%	UF	6,572	6,285	6,051
C2	4/1/2033	3.50%	UF	14,273	13,681	13,204
D	10/1/2033	4.50%	UF	21,833	20,934	20,214

Sub total Former Banco Itaú Chile				96,347	95,485	95,599

UCOR-V0808	8/1/2033	4.60%	UF	157,444	159,479	163,359
UCOR-Y1197	11/1/2022	6.50%	UF	7,786	6,689	5,580
UCOR-Z1197	11/1/2022	6.50%	UF	18,176	15,614	13,024
UCORAA0809	8/9/2035	4.90%	UF	143,413	145,174	148,585
UCORBF0710	7/1/2032	4.00%	UF	13,795	14,013	14,395
UCORBI0710	7/1/2035	4.00%	UF	31,723	32,230	33,121
UCORBJ0710	7/1/2036	4.00%	UF	150,861	153,334	157,602
UCORBL0710	7/1/2038	4.00%	UF	109,868	111,668	114,789
UCORBN0710	7/1/2040	4.00%	UF	84,573	85,968	88,378
UCORBP0710	7/1/2042	4.00%	UF	41,237	41,917	43,092

Sub total Former Corpbanca				758,876	766,086	781,925

US05968TAB17	3/8/2024	LIBOR +SPREAD 4	USD	115,706	106,041	463
BBSA1099B1	3/30/2019	10.79%	COP	483	445	120,535
BBSA110BAVA	9/23/2017	10.68%	COP	32,148	—	—
BBSA1099B4	3/30/2019	12.85%	COP	23,139	21,055	21,746
BBSA1139AS10	2/7/2023	10.08%	COP	23,542	21,659	22,484
BBSA1139AS15	2/7/2028	10.20%	COP	33,055	30,411	31,568

Sub total Itaú Corpbanca Colombia				228,073	179,611	196,796

Total				1,083,296	1,041,182	1,074,320

(f)	Other financial obligations

Other obligations are summarized as follows:

	As of December 31, 2016 (in millions of Ch$)	As of December 31, 2017 (in millions of Ch$)	As of December 31, 2018 (in millions of Ch$)
Due within 1 year	2,265	811	—
Due after 1 year but within 2 years	—	—	—
Due after 2 years but within 3 years	—	—	—
Due after 3 years but within 4 years	—	—	—
Due after 4 years but within 5 years	—	—	—
Due after 5 years	—	—	—

Total long obligation	2,265	811	—

The detail of other short term financial obligations is as follows:
Amounts due to credit card operations	23,298	16,255	12,400
Others	—	—	—

Total short term financial obligations	23,298	16,255	12,400

Total other financial obligations	25,563	17,066	12,400

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not currently conduct any significant research and development activities.

D. TREND INFORMATION

Our net interest income for the year ended December 31, 2018 increased to Ch$887,663 million, or by 13.4%, when compared to the year ended December 31, 2017. Generally, our net interest income is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Currently, we have more UF-denominated assets than liabilities.
Our operating income depends significantly on our net interest income. For the years ended December 31, 2016, 2017 and 2018, net interest income over total operating income before provision for loan losses represented 73.2%, 74.1% and 70.7%, respectively. Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest bearing liabilities, which may result in a further reduction in our net interest income.

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

Also see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

E. OFF-BALANCE SHEET ARRANGEMENTS

We are party to transactions with off-balance-sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in our consolidated financial statements and include commitments to extend credit. These commitments include contractual arrangements to which an unconsolidated entity is a party, under which Itaú Corpbanca has:

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

Such commitments are agreements to lend money to a customer at a future date, subject to the customer’s compliance with contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. The aggregate amount outstanding of these commitments was Ch$5,383,914 million as of December 31, 2018.

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

The total amount of contingent loans held off balance sheet as of December 31, 2106, 2017 and 2018 was Ch$5,310,136 million, Ch$5,291,615 million and Ch$5,383,914 million, respectively. Contingent loans are considered in the calculation of risk weighted assets and capital requirements as well as for credit risk reserve requirements.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In addition to the scheduled maturities of our contractual obligations which are included under “—Liquidity and Capital Resources—Sources of Liquidity” above, as of December 31, 2018, we also had other commercial commitments which mainly consist of open and unused letters of credit, together with guarantees granted by us in Ch$, UF and foreign currencies (principally U.S. dollars). We expect most of these commitments to expire unused.

The following table includes both the accrued interest and the interest expense projected over time of each contractual obligation as of December 31, 2018. For variable rate debt and interest rate swaps and other derivatives, where applicable, the interest rates upon which we based our contractual obligations going forward are based on the applicable forward curves. For any cross-currency swaps or other derivatives as applicable, the foreign currency exchange rate used was spot.

Contractual Obligations(*)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Ch$)
Time deposits and saving accounts	9,716,591	798,613	75,261	727,527	11,317,992
Deposits and other demand liabilities	4,486,195	—	—	—	4,486,195
Bank obligations	2,456,553	352,214	96,886	115,027	3,020,680
Investments under repurchase agreements	826,276	—	—	—	826,276
Issued debt instruments	941,746	1,306,313	1,038,963	4,284,565	7,571,587
Other financial liabilities	14,162	17,492	13,742	17,050	62,447
Financial derivative contracts	104,073	(104,912)	(38,679)	(70,558)	(110,076)

Total contractual obligations	18,545,596	2,369,719	1,186,174	5,073,610	27,175,100

(*)

The variable rates projections are obtained from the Forward Rate Agreement (FRA) rates of the respective projection curves. The parities used to convert the amounts to Chilean pesos correspond to the accounting parities used in the referred date.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

We are managed by our CEO (Gerente General) under the direction of our board of directors, which, in accordance with the Company’s by-laws, consists of 11 directors and two alternates who are elected at our annual ordinary shareholders’ meetings. Pursuant to the provisions of our bylaws, members of the board of directors are generally elected for three-year terms. All of the members of the board of directors were elected on March 19, 2019 for a three-year period at which the board of directors was renewed in its entirely. Cumulative voting is permitted for the election of directors. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Our principal executive officers are appointed by the board of directors and the CEO and hold their offices at the discretion of the board of directors and the CEO. Scheduled meetings of the board of directors are held monthly. Extraordinary meetings can be held when called by the chairman of the board of directors, by one or more directors with the prior approval of the chairman of the board of directors, or by five directors. None of the members of our board of directors has a contract or agreement which entitles any director to any benefits upon termination of employment with us.

Our current directors are as follows:

Directors	Position	Age
Jorge Andrés Saieh Guzmán	Chairman and director	47
Ricardo Villela Marino	Vice chairman and director	45
Jorge Selume Zaror	Director	67
Fernando Aguad Dagach	Director	59
Gustavo Arriagada Morales	Director	65
Caio Ibrahim David	Director	51
Milton Maluhy Filho	Director	42

Directors	Position	Age
Andrés Bucher Cepeda	Director	55
Pedro Samhan Escandar	Director	68
Fernando Concha Ureta	Director	59
Bernard Pasquier	Director	65
Diego Fresco Gutiérrez	Alternate director	49
Jessica López Saffie	Alternate director	63

Jorge Andrés Saieh Guzmán became a director on August 25, 1998. On February 2, 2012, Mr. Saieh Guzmán became the chairman of our board of directors. Mr. Saieh Guzmán also serves as the chairman of the board of directors for Consorcio Periodístico de Chile S.A. Mr. Saieh Guzmán has also served as the vice chairman of the board of AFP Protección, as a member of the board of AFP Provida, as member of the board of the Chilean National Press Association and as a member of the board of a former affiliate of Corpbanca, Corpbanca Venezuela. Mr. Saieh Guzmán also serves similar positions on a variety of different boards. Mr. Saieh Guzmán received a B.A. in Business and Administration and graduated from the Universidad Gabriela Mistral. Mr. Saieh Guzmán holds a Masters in Economics and a Master in Business and Administration from the University of Chicago. Alvaro Saieh Bendeck is the father of Mr. Saieh Guzmán.

Ricardo Villela Marino became a director on April 11, 2016. Mr. Marino has served Itaú Unibanco Group as a Vice President of Itaú Unibanco since August 2010 and as chairman of Itaú Unibanco’s Latam Strategic Council since April of 2018. He served as Executive Officer (September 2006 to August 2010), Senior Managing Director (August 2005 to September 2006), Managing Director (December 2004 to August 2005) at Itaú Unibanco. He has served as an Alternate Member of the Board of Directors of Itaúsa since April 2011. He has served as an Alternate Member of the Board of Directors of Duratex S.A., Elekeiroz S.A. and Itautec S.A. since April 2009. He was President of the Latin American Federation of Banks (FELABAN) (2008 to 2010). He has a B.A. degree in Mechanical Engineering from the Polytechnic School of USP in Brazil and a Master degree in Business Administration from MIT Sloan School of Management.

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

Gustavo Arriagada Morales became a director on September 28, 2010. He has held different senior positions since 1979 in the Chilean Production Development Corporation (Corporación para el Fomento de la Producción or CORFO), Banco de Talca, Chilean Copper Commission (Comisión Chilena del Cobre), Banco de Chile and Banco del Estado, among others. Mr. Arriagada also served in the Chilean Superintendence of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras or SBIF) as director and as intendent between 1997 and 2005 and as superintendent between 2005 and 2010. He received a B.A. in Business and Administration and an Economics degree from the Universidad de Chile.

Milton Maluhy Filho became a director on January 1, 2019. Previously, Mr. Maluhy was CEO of Itaú Corpbanca between April 1, 2016 and December 31, 2018. Mr. Maluhy joined Itaú Unibanco in 2002 and became a partner in 2010. Previously, he was CEO of Rede S.A. (former Redecar S.A.), a card-processing subsidiary, and Executive Director at Itaú Unibanco, responsible for the management of the credit card segment and retail store alliances. Previously, he worked at Itaú BBA, holding leadership positions in areas such as international, products, operations, treasury, and trading desk. Prior to joining the Bank, he worked at J.P. Morgan, Crédit Commercial de France (CCF Brazil) and Lloyds TSB. Mr. Maluhy holds a B.A. in Business Administration from Fundação Armando Álvares Penteado — FAAP.

Caio Ibrahim David became a director on January 1, 2019. Mr. David has held several positions within the Itaú Unibanco Group including Executive Officer at Itaú Unibanco Holding S.A. He is currently General Director of Wholesale Banking. Previously he served as CFO and CRO of the Conglomerate. He has also served as Director Vice President at Itaú Unibanco S.A. since May 2013 and was also Executive Officer. He has joined the Group in 1987 as a trainee and has worked in the Controllership, Market and Liquidity Risk Control and Treasury departments. Mr. David was Executive Officer at Banco Itaú BBA S.A. Mr. David has served as vice chairman of the Board of Directors (June 2010 to December 2012) and Member of the Board of Directors (May 2010 to December 2012) of Redecard S.A. He has a B.A. degree in Engineering from Universidade Mackenzie and a Postgraduate degree in Economics and Finance from Universidade de São Paulo (USP). He also has a Master’s degree in Controllership from Universidade de São Paulo (USP) and M.B.A. from New York University with specialization in Finance, Accounting and International Business.

Andrés Bucher Cepeda became a director on February 23, 2017. Mr. Bucher has held numerous senior management positions in the Chilean financial industry in the past 28 years. He served as Banchile Corredores de Bolsa’s Chief Executive Officer from November 2012 until May 2016. Mr. Bucher previously worked as the Investment Banking and Capital Markets Division Manager at Banco de Chile beginning in 2008. Before that, Mr. Bucher was Investment Banking head for Citigroup Chile, where he worked for more than 19 years. Mr. Bucher holds a degree in industrial civil engineering from the Pontificia Universidad Católica de Chile and an M.B.A. from The Wharton School at the University of Pennsylvania.

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

Bernard Pasquier became a director on May 31, 2017. Mr. Pasquier has served as consultant and independent board director since 2008 and as a secretary general in Compagnie Monegasque de Banque in Monaco between 2004 and 2007. Mr. Pasquier was appointed by IFC on the Board of Directors of Grupo Mundial, Panama (2008-2013), Gorenje (Slovenia), Davivienda (Colombia 2011 to 2017), and Sogebank (Haïti). He was elected to Monaco Parliament in 2013. He has also served as a director of South Asia Department and as manager in the Africa Department at the IFC. He has also served as senior adviser in the office of the president of the World Bank, as a principal economist and country officer of Africa Region (1985 to 1990), and as an investment officer at the World Bank Group. Mr. Pasquier received a Master of Public Administration and a Major in Business and Economic Development from the Harvard University.

Diego Fresco Gutiérrez became an alternate director on March 28, 2018. Mr. Fresco is currently a member of the Audit Committee of Itaú Unibanco Holding S.A. He previously served as a partner at PwC – São Paulo (2000 to June 2013) in the Capital Markets and Accounting Advisory Services area and prior to that held several positions at PwC in Uruguay (1998 to 2000 and 1990 to 1997) and in the United States (1997 to 1998). He has a B.A. in Accounting from Universidad de la República Oriental del Uruguay in 1994. He is a Certified Public Accountant registered in the State of Virginia (United States) since 2002 (Registration 27,245) and a Contador registered with the Regional Council of Accountancy of the State of São Paulo. He is a member of the Commission of Governance in Financial Institutions of the Brazilian Institute of Corporate Governance (IBGC) since 2013.

Jessica López Saffie became an alternate director on March 19, 2019. Currently, Ms. López is the executive chairperson of the National Association of Healthcare Services Companies (Asociación Nacional de Empresas de Servicios Sanitarios, ANDESS AG). She has more than 35 years of executive and management experience in financial institutions in Chile and specializes in design and strategic execution, risk management, internal audit, and team management. Ms. López previously served as chief executive officer at Banco del Estado de Chile and chairperson of the board of directors of Banco Estado Microempresas. Prior to that, she was also vice chair of the board of directors, member of the board of directors, executive committee and audit committee and chair of the ethics committee and the operational risk committee at Banco del Estado de Chile. She received a B.A. in Business and Administration and an Economics degree from Universidad de Chile.

Our current Executive Officers are as follows:

Executive Officer	Position	Age
Manuel Olivares Rossetti	Chief Executive Officer	53
Gabriel Amado de Moura	Chief Financial Officer	43
Christian Tauber Domínguez	Corporate Director — Wholesale Banking	47
Julián Acuña Moreno	Corporate Director — Retail Banking	53
Pedro Silva Yrarrázaval	Corporate Director — Treasury	58
Luciana Hildebrandi Marchione	Corporate Director — Marketing & Products	46
Mauricio Baeza Letelier	Chief Risk Officer	56
Luis Antônio Rodrigues	Corporate Director — IT	54

Jorge Novis	Corporate Director — Operations	41
Cristián Toro Cañas	General Counsel	48
Marcela Leonor Jiménez Pardo	Corporate Director — Human Resources	43
Emerson Bastian Vergara	Chief Audit Officer*	40
Sven Riehl	Chief Compliance Officer*	50
Joaquín Rojas Walbaum	General Manager — New York Branch	39
Alvaro De Alvarenga Freire Pimentel	Chief Executive Officer — Itaú Corpbanca Colombia	48

*

Mr. Emerson Bastian reports to the audit committee. Mr. Riehl coordinates with senior management through the Chief Risk Officer and has direct communication with the audit committee and the board of directors.

Manuel Olivares Rossetti became Chief Executive Officer on January 1, 2019. He is also currently the Chairman of the board of directors of Itaú Corpbanca Colombia. Mr. Olivares was most recently the Chief Executive Officer and Country Head of Banco Bilbao Vizcaya Argentaria (BBVA), Chile for the last six years, after holding various positions with that bank. Until July 2018, he was also Chairman of the board of directors Forum Servicios Financieros S.A. Mr. Olivares worked for 12 years in different positions at Citibank in both the Santiago and New York branches. Mr. Olivares is currently Vice Chairman of INACAP Technical Training Center and until December 2018 he chaired the Productivity Commission of the Confederación de la Producción y del Comercio (CPC). Mr. Olivares received a B.A. in Economics from the Universidad de Chile and attended the General Management Program (GMP) at Harvard Business School.

Gabriel Amado de Moura became CFO of Itaú Corpbanca on April 1, 2016. Mr. Moura joined Itaú Unibanco in 2000 and became an associate partner in 2010. He has more than 23 years of experience in asset management, risk management, finance and M&A. Mr. Moura held the position of Chief Investment Officer for Itaú’s pension funds, endowments and insurance businesses. He was also Chief Risk Officer for Wealth Management as well as member of the board of directors of different companies in Brazil and abroad. Prior to joining the Bank, he worked at BBVA Asset Management and Itaú Bankers Trust. Mr. Moura holds a M.B.A. from the Wharton School at the University of Pennsylvania.

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

Luciana Hildebrandi Marchione became corporate director of Marketing & Products on January 1, 2019. She joined Itaú Unibanco in 2005, serving as Superintendent of Commercial Planning Itaú Uniclass, and Commercial Superintendent Itaú Uniclass Digital. In 2017, she became Vice President of Product, Franchise and Digital at Itaú Corpbanca Colombia. Mrs. Hildebrandi received a B.A. in Business and Marketing from ESPM in Brazil and an M.B.A. in Commercial Management from the Fundação Getulio Vargas of Brazil.

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

[1]	ITCB: Please specify subject matter of the degree, if possible.

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

Jorge Novis became Corporate Director of Operations in April 2018. Mr. Novis joined Itaú Corpbanca in May 2017 as Head of Strategic Planning and Quality Service. He previously worked at Itaú Unibanco for approximately five years. Mr. Novis received a Civil Engineer degree from Universidade Federal da Bahia, an M.B.A. from Harvard Business School and a Master of Science in Finance from Fundação Getulio Vargas.

Cristián Toro Cañas became General Counsel in June 2016. Mr. Toro worked for more than 10 years in Citibank Chile, acting as general counsel since 2004. In 1999 he worked at Shearman & Sterling in New York. In 2008 he joined Lan Airlines as legal vice-president. After the merger of Lan and Tam, he continued to work as legal vice-president and as the secretary of the board of directors of Latam Airlines Group. Mr. Toro received a law degree from the Pontificia Universidad de Católica de Chile and an MCJ law degree from the New York University School of Law.

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

Sven Riehl became Chief Compliance Officer in August 2017 and is currently the Head of all Non-Financial Risks at Itaú Corpbanca. From April 1, 2016 onwards, Mr. Riehl has also held the position of Head of Operational Risk, Internal Controls & Regulatory Affairs. Previously, he served as Head of International Compliance, Operational Risk and Internal Controls at Itaú Unibanco in São Paulo. Mr. Riehl holds a banking diploma (Germany, 1989) and is Master in Finance from ICADE University (Spain, 2001).

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

Alvaro De Alvarenga Freire Pimentel became CEO of Itaú Corpbanca Colombia on January 6, 2017. Previously, Mr. Pimentel held different positions during his 20 years with the group in Corporate Banking and the General Operation and Technology areas. He is a partner of Itaú Unibanco. Mr. Pimentel received a degree in Economics from the Universidad de Campinas and an Executive M.B.A. in Finance from the Insper, both in Brazil.

[2]	ITCB: Please specify academic institution.

B. COMPENSATION

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our officers. However, we publicly disclose the fees paid to each of our directors and members of the board committees. For the year ended December 31, 2018, we paid the following to each: director UF100 per month, vice-chairman UF450 per month and chairman UF600 per month. Also, our shareholders agreed to continue to pay a monthly fee of UF150 for each member of a board committee and UF250 for the chairman of each such committee. Finally, our ordinary shareholders’ meeting approved additional compensation for the directors and external advisors participating in the following committees:

(a) Credit Committee: UF200 per month;

(b) Assets and Liabilities Committee: UF140 per month;

(c) Audit Committee: UF50 per month for each member and UF150 per month for its chairman;

(d) Corporate Governance Committee: UF50 per month;

(e) Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee: UF50 per month;

(f) Compliance Committee: UF50 per month; and

(g) Management and Talent Committee: UF50 per month.

No amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. In the year ended December 31, 2018, we paid our middle management, senior management and directors an aggregate of Ch$23,384 million. Chilean law does not require us to have a compensation committee.

At our ordinary shareholders’ meeting held on March 19, 2019, our shareholders approved to pay each director UF100 per month, the vice-chairman UF450 per month and the chairman UF600 per month. Also, our shareholders agreed to continue to pay a monthly fee of UF150 for each member of a board committee and UF250 for the chairman. Finally, our ordinary shareholders’ meeting approved an additional compensation for the directors and external advisors participating in the following committees:

a) Audit Committee: UF50 per month for each member and UF150 per month for its chairman;

b) Other committees: UF50 for attending meetings of each such committee.

C. BOARD PRACTICES

The period during which the directors have served in their office is shown in the table under Section A of this Item 6. The date of expiration of the current term of office is shown in the table below:

Director	Date of Expiration of Term
Jorge Andrés Saieh Guzmán	March 2022
Ricardo Villela Marino	March 2022
Jorge Selume Zaror	March 2022
Fernando Aguad Dagach	March 2022
Gustavo Arriagada Morales	March 2022
Caio Ibrahim David	March 2022
Milton Maluhy Filho	March 2022
Andrés Bucher Cepeda	March 2022
Pedro Samhan Escandar	March 2022
Fernando Concha Ureta	March 2022
Bernard Pasquier	March 2022
Diego Fresco Gutiérrez	March 2022
Jessica López Saffie	March 2022

Pursuant to the provisions of our bylaws, the members of the board are generally renewed every three years, based on length of service and according to the date and order of their respective appointments. In the Annual Ordinary Shareholders’ Meeting held on March 19, 2019 the board of directors was renewed in its entirety.

Consequently, the first eleven individuals listed above were elected to the board of directors with Diego Fresco Gutiérrez and Jessica López Saffie elected as alternate directors.

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

A description of the experience and qualifications for Messrs. Andrés Bucher Cepeda, Gustavo Arriagada Morales, and Diego Fresco Gutiérrez, each of whom is a director of our Company, is included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” Below we include a summary of the experience and qualifications for Mr. Juan Echeverría González and Mr. Antonio de Lima Neto, who are non-director members of the Audit Committee.

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

Antonio de Lima Neto has served as President (August 2009 to October 2013) at Banco Fibra S.A. He has worked as President (December 2006 to April 2009); Vice President of Retail and Distribution (July 2005 to December 2006); Vice President of International Business and wholesale (November 2004 to July 2005); Commercial Director (September 2001 to November 2004); Executive Superintendent of the Commercial Board (July 2000 to September 2001); Tocantins State Superintendent (May 1999 to May 2000) and Regional Superintendent of Belo Horizonte (January 1997 to May 1999) at Banco do Brasil S.A. He has also served as Member of the Board of Directors (2007 to 2009) at Brasilprev Seguros e Previdência S.A.; Member of the Board of Directors (2006 to 2009) at FEBRABAN Brazilian Federation of Banks; Member of the Board of Directors (2004 to 2005) at BB Seguridade e Participações S.A; Member of the Board of Directors (2003 to 2005) at Brasilsaúde Companhia de Seguros; Member of the Board of Directors (2001 to 2009) at Alliance Insurance Company of Brazil; Member of the Board of Directors (2000 to 2007) at BB Securities Limited Pension Fund. He holds a Master’s degree in Economics from Fundação Getulio Vargas (2017); a Course for Board Members from the Brazilian Institute of Corporate Governance (2014); a Postgraduate degree in Marketing from PUC-Rio (2001); Training for Executive M.B.A. from Fundação Dom Cabral (1997); and a B.A. in Economics from Universidade Federal de Pernambuco (UFPE), 1996.

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

The committee is composed of six directors and one non-director member. This committee is empowered to engage external consultants. This committee is currently comprised by Mr. Andrés Bucher Cepeda, who chairs it, and Messrs. Ricardo Villela Marino, Caio Ibrahim David, Bernard Pasquier, Jessica López Saffie and Alejandro Ferreiro Yazigi (non-director member).

The committee is regulated by its bylaws, by applicable legal and regulatory rules and by the principles established by the Organization for Economic Co-operation and Development (OECD) as well as those defined by the Basel Committee on Banking Supervision on good corporate governance matters for financial institutions.

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This committee is in charge of preventing money laundering and terrorism financing. Its main purposes include planning and coordinating activities to comply with related policies and procedures, staying informed about the work carried out by the Compliance Officer and making decisions on any improvements to control measures proposed by the Compliance Officer. This committee is comprised of two directors, the CEO, the Legal Counsel, the Chief Risk Officer, the Chief of Retail Banking, the Chief of Wholesale Banking and the Compliance Officer. This committee has the authority to request attendance from any executives or associates that it deems necessary. The committee has regular monthly meetings and holds extraordinary sessions when considered appropriate by any of its members.

Compliance Committee

The purpose of this committee is to monitor compliance with our codes of conduct and other complementary rules, establish and develop procedures necessary for compliance with these codes, interpret, administer and supervise compliance with these rules and resolve any conflicts that may arise. This committee is comprised of one director, the CEO, the Legal Counsel, the Chief of Human Resources and the Chief Risk Officer.

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

Management and Talent Committee

The purpose of this committee is to determine an objective process to recommend the appointment of the senior management and perform an advisory role in relation with the administration of the senior management, including the right to make non-binding recommendations to the board of directors relating to the compensation, the milestones to be achieved and the evaluation of the CEO and other senior officers. This committee is comprised of five directors.

D. EMPLOYEES

As of December 31, 2018, on a consolidated basis, we had 9,179 employees. At the same date, approximately 49.2% of our employees were unionized. All management positions are held by non-unionized employees. We believe that we have good relationships with our employees and the unions to which some of our employees belong. Our employees are covered by collective bargaining agreements, which Itaú Corpbanca entered into in 2017 for former Corpbanca’s unions and for former Banco Itaú Chile’s unions. Both agreements provide for improved benefits and have a term of three years.

The table below shows our employees by geographic area:

	Year Ended December 31,
	2016	2017	2018
Chile	5,904	5,817	5,653
Colombia	3,675	3,594	3,445
Panama	52	50	49
United States	28	31	32

Total	9,659	9,492	9,179

E. CONTROLLING SHAREHOLDER’S SHARE OWNERSHIP

As of March 31, 2019, Itaú Unibanco is the sole controlling shareholder of Itaú Corpbanca with a total share of capital of 38.14% through Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Limitada, CGB II SpA, CGB III SpA, SAGA II SpA and SAGA III SpA who beneficially own approximately 22.45%, 11.13% , 2.13%, 0.35%, 1.37% and 0.71% of our outstanding shares, respectively.

The following chart is an overview of our ownership structure as of March 31, 2019:

Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

We do not have any arrangements for issuing capital to our employees, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7. MAJOR	SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common shares. As of March 31, 2019, we had 512,406,760,091 common shares outstanding.

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of March 31, 2019:

Shareholders	Number of Shares	Percentage of Total Share Capital	Number of Votes	Percentage of Voting and Dividend Rights
Itaú Unibanco	195,408,043,473	38.14%	195,408,043,473	38.14%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participações Limitada	57,008,875,206	11.13%	57,008,875,206	11.13%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%
CGB III SpA	1,800,000,000	0.35%	1,800,000,000	0.35%
Saga II SpA	7,000,000,000	1.37%	7,000,000,000	1.37%

Shareholders	Number of Shares	Percentage of Total Share Capital	Number of Votes	Percentage of Voting and Dividend Rights
Saga III SpA	3,651,555,020	0.71%	3,651,555,020	0.71%
Saieh Family	146,394,540,608	28.57%	146,394,540,608	28.57%
Corp. Group Banking S.A.	136,127,850,073	26.57%	136,127,850,073	26.57%
Cía. Inmob. y de Inversiones Saga SpA(1)	10,266,690,535	2.00%	10,266,690,535	2.00%
IFC	17,017,909,711	3.32%	17,017,909,711	3.32%
Others	153,586,266,299	29.97%	153,586,266,299	29.97%
Securities Brokerage	56,476,665,178	11.02%	56,476,665,178	11.02%
ADSs holders and Foreign Inst. Investors	44,953,944,517	8.77%	44,953,944,517	8.77%
Local Institutional Investors	26,894,700,808	5.25%	26,894,700,808	5.25%
Other minority shareholders	25,260,955,796	4.93%	25,260,955,796	4.93%
Total	512,406,760,091	100.00%	512,406,760,091	100.00%

(1)	Includes 508,725,981 shares owned by Cía. Inmob. y de Inversiones Saga SpA that are under custody.

As of March 31, 2019, ADS holders (through the depositary) and foreign institutional investors held approximately 14.01% of our total common shares, represented by seven registered shareholders (The Bank of New York Mellon ADRs; Banco de Chile on behalf of non-resident third parties; Itaú Corpbanca on behalf of investors; Banco Santander on behalf of foreign investors; Banco Santander-HSBC Bank PLC London Client Account; IFC and Sierra Nevada Investments Chile Dos Limitada). The remaining 86.0% of our total shares were held locally, in Chile, represented by 440,617,813,683 shares held by local shareholders. All of our shareholders have identical voting rights.

Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Limitada, CGB II SpA, CGB III SpA, Saga II SpA and Saga III SpA, accounted for approximately 22.45%, 11.13%, 2.13%, 0.35%, 1.37% and 0.71%, respectively, of our outstanding common shares as of March 31, 2019. Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Limitada, CGB II SpA, CGB III SpA, Saga II SpA and Saga III SpA are each controlled by Itaú Unibanco who is the sole controlling shareholder of Itaú Corpbanca.

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

As of December 31, 2016, 2017 and 2018, loans to related parties totaled Ch$233,672 million, Ch$214,026 million and Ch$263,338 million, respectively. See Note 32 to our consolidated financial statements for a more detailed accounting of transactions with related parties.

LOANS TO RELATED PARTIES

As of December 31, 2016, 2017 and 2018, loans to related parties were as follows (loans for 2018 refer to loans and accounts receivable from customers at amortized cost and for prior periods, loans refer to loans and accounts receivable from customers, net):

	Operating Companies	Investment Companies	Individuals
As of December 31, 2018	(in millions of constant Ch$ as of December 31, 2018)
Loans and receivables to customers:
Commercial loans	170,873	64,073	3,960
Mortgage Loans	—	—	21,154
Consumer Loans	—	—	5,961

Loans and receivables to customers—gross	170,873	64,073	31,075
Provision for loan losses	(2,550)	(70)	(63)

Loans and receivables to customers, net	168,323	64,003	31,012

	Operating Companies	Investment Companies	Individuals
As of December 31, 2017	(in millions of constant Ch$ as of December 31, 2017)
Loans and receivables to customers:
Commercial loans	113,202	79,715	3,730
Mortgage Loans	—	—	19,273
Consumer Loans	—	—	5,081

Loans and receivables to customers—gross	113,202	79,715	28,084
Provision for loan losses	(1,627)	(5,252)	(96)

Loans and receivables to customers, net	111,575	74,463	27,988

	Operating Companies	Investment Companies	Individuals
As of December 31, 2016	(in millions of constant Ch$ as of December 31, 2016)
Loans and receivables to customers:
Commercial loans	117,362	93,170	3,070
Mortgage Loans	—	—	19,568
Consumer Loans	—	—	3,493

Loans and receivables to customers—gross	117,362	93,170	26,131
Provision for loan losses	(2,398)	(396)	(197)

Loans and receivables to customers, net	114,964	92,774	25,934

All loans to related parties were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. During 2016, 2017 and 2018 and in accordance with IFRS, the total gross amounts of related party loans outstanding amounted to Ch$236,663 million, Ch$221,001 million and Ch$266,021 million, respectively.

OTHER TRANSACTIONS WITH RELATED PARTIES

During 2016, 2017 and 2018, we had the following income (expenses) from services provided to (by) related parties:

	2016	2017	2018
Company	Income (expenses)	Income (expenses)	Income (expenses)
	(in millions of nominal Ch$)
Redbanc S.A.	(3,754)	(3,355)	(3,002)
Transbank S.A.	(10,882)	(14,586)	(15,469)
Combanc S.A.	(291)	(378)	(350)
Itaú Chile Cía. de Seguros de Vida S.A.	—	—	—
Seguros	(21,775)	6,871	(613)
Servicios de recaudación	—	—	—
Arriendos	—	—	—
Asesorías Cumelen S.A.	(450)	—	—

	2016	2017	2018
Company	Income (expenses)	Income (expenses)	Income (expenses)
	(in millions of nominal Ch$)
Corp Research S.A.	(443)	(453)	(463)
Recuperadora de Créditos S.A.	(540)	—	—
Itaú Chile Inv. Serv. y Administración S.A.	(422)	(650)	63
Compañía de Seguros Confuturo S. A.	(1,418)	—
Instituto de Estudios Bancarios Guillermo Subercaseaux	(69)	(143)	(121)
Opina S.A.	(110)	—	—
VIP Asesorías y Servicios Integrales Limitada	(185)	(415)	(129)
Everis Chile S.A.	—	(607)	(906)
Itaú Unibanco S.A.	—	—	—
CAI Gestión Inmobiliaria S.A.	(90)	(115)	(103)
Compañía de Seguros Corp Seguros S.A	(3,263)	—	—
Universidad Andres Bello	(32)	—	—
Promoservice S.A.	(1,431)	(267)	—
Comder Contraparte Central S.A	(697)	(1,067)	(902)
Sinacofi S.A.	(918)	—	—
Operadora de Tarjeta de Crédito Nexus S.A.	(1,896)	(3,836)	(2,909)
Pulso Editorial S.A.	(521)	(509)	(471)
Inmobiliaria Edificio CorpGroup S.A.	(5,010)	(4,725)	(4,693)
Grupo de Radios Dial S.A.	(107)	—	—
Hotel Corporation of Chile S.A.	(64)	(265)	(94)
Corp Imagen y diseños S.A.	(82)	(196)	(99)
Asesorías e Inversiones Rapelco Limitada S.A.	(37)	—	—
CorpGroup Holding Inversiones Limitada	(394)	(398)	(408)
SMU S.A., Rendic Hnos. S.A.	(2,152)	(2,221)	(2,262)
Inversiones Corp Group Interhold Limitada	(2,172)	(3,097)	(2,476)
Bcycle Latam SPA	—	(552)	(4,048)
Bolsa de Comercio de Santiago	—	—	(204)
Adexus S.A.	—	—	(254)

Total	(59,205)	(30,964)	(40,210)

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

On December 30, 2015, the SBIF issued Letter No. 16,191 (or Letter 16,191) whereby we were informed that as a consequence of the appointment of the former member of our board of directors, Mr. Rafael Guilisasti Gana, as member of the board of directors of Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera S.A., the SBIF had commenced a special review on the corporate group known as “Cascadas” in order to verify our compliance with credit limitations set forth in the Chilean General Banking Act. The SBIF concluded that all the companies of the Cascadas group are part of a “corporate organizational structure” to exercise control over SQM S.A., therefore, they should be considered a single debtor for the purposes of computing the above referenced credit limitations. As a consequence of the above, the SBIF concluded that Corpbanca violated the individual lending limits set forth in Article 84 No. 1 of the Chilean General Banking Act in relation to Article 85 of the same norm regarding the companies that constitute the Cascadas group. In light of the foregoing, the SBIF imposed three fines on Corpbanca of 10% of the excess of such credit limitations for a total amount of Ch$21,764,507,494 (US$30.65 million).

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

On October 19, 2017, the SBIF filed a complaint against Itaú Corpbanca regarding the same alleged violations, giving rise to a new administrative procedure. On November 14, 2017, Itaú Corpbanca filed a special constitutional rights action (Acción de Protección) before the Santiago Court of Appeals that was declared inadmissible. This ruling was confirmed by the Supreme Court. On November 22, 2017, Itaú Corpbanca filed a defense arguing that it acted in full compliance with applicable law. Pursuant to resolution No. 101, dated January 4, 2019, the SBIF partially accepted the defenses of Itaú Corpbanca, imposing a fine for one of the three charges originally formulated. The total amount of the fine imposed was Ch$5,985,328,978. In an extraordinary meeting on January 14, 2019, Itaú Corpbanca’s board of directors analyzed the grounds and consequences of resolution No. 101, including potential courses of action, and reaffirmed the conviction that Itaú Corpbanca has acted in compliance with applicable law. Notwithstanding the foregoing, Itaú Corpbanca decided not to file any appeals against the SBIF’s resolution.

In December 2016, Helm LLC (“Helm”) initiated an arbitration proceeding before the ICC International Court of Arbitration (the “ICC”) against Corp Group Holding Inversiones Ltda. (“Corp Group”) and Itaú Corpbanca (collectively, “Respondents”). Helm alleged that the Respondents had breached (i) the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated July 31, 2013, which governs Itaú Corpbanca’s subsidiary Itaú Corpbanca Colombia (formerly Banco Santander Colombia S.A.), and (ii) the Transaction Agreement, dated January 29, 2014, as amended and restated, which governs the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú Corpbanca of certain shares of Itaú Corpbanca Colombia from Corp Group.

During the course of the proceedings, Helm demanded that Itaú Corpbanca and Corp Group effect the acquisition of its shares of Itaú Corpbanca Colombia at a price in excess of the price agreed with Corp Group in the Transaction Agreement, which would have totaled approximately $850 million (with interest at 9% per year from January 29, 2014 onwards). On February 28, 2019, a three-member Tribunal of the ICC rejected Helm’s demand and ordered Helm to sell its shares of Itaú Corpbanca Colombia, which represent 19.44% of the equity in Itaú Corpbanca Colombia, to Respondents at approximately $299 million (including interest at LIBOR plus 2.7% per year from April 1, 2016 onwards). Itaú Corpbanca intends to purchase the shares from Helm. This price of $299 million implies a valuation multiple of 1.36 times the book value of Itaú Corpbanca Colombia as of December 31, 2018 and is consistent with the valuations of Itaú Corpbanca Colombia in Itaú Corpbanca’s financial statements. The acquisition, when completed, will result in an estimated impact of 0.82% on Itaú Corpbanca’s Common Equity Tier 1 capital, as if we were applying the new regulatory capital requirements on a fully loaded basis, under the Basel III standards (using exchange rates as of February 28, 2019).

The purchase of shares of Itaú Corpbanca Colombia by Itaú Corpbanca will be subject to regulatory approvals in Colombia, Chile and Brazil. We have also sought regulatory approval to purchase the shares held by Kresge Stock Holding Company Inc. (“Kresge”) in Itaú Corpbanca Colombia, which represent 1.38% of the capital stock of Itaú Corpbanca Colombia. When the purchase of shares is complete, Itaú Corpbanca and Corp Group intend to terminate the existing Shareholders Agreement. We can offer no assurances as to when the regulatory approvals, which are not perfunctory, will be received. The acquisition of the non-controlling interest of Kresge and corresponding obligation is to be reflected in our consolidated financial statements once the approval process is completed. Consequently, there are no effects to be recognized in our consolidated financial statements included in our Annual Report.

DIVIDEND POLICY

Under the Chilean Corporations Act, Chilean open stock companies, such as ours, are generally required to distribute at least 30% of their net income each year, unless otherwise agreed by the unanimous consent of our shareholders. In the event of any loss of capital or of the legal reserve, no dividends can be distributed so long as such loss is not recovered from earnings or otherwise. No dividends above the legal minimum can be distributed if doing so would result in the Bank exceeding its indebtedness ratio or our lending limits.

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

The Itaú CorpGroup Shareholders’ Agreement provides for the distribution of the 100% of the fiscal year’s net income, calculated as total net income for the period less an amount provisioned to comply with the Optimal Minimum Regulatory Capital, as this term is defined in the Itaú CorpGroup Shareholders’ Agreement. In accordance with the Itaú CorpGroup Shareholders’ Agreement, at our ordinary shareholders’ meeting held on March 27, 2018, our shareholders approved a dividend payout ratio of 40% of 2017 net income, equivalent to a dividend yield of 0.76%. In 2018, we paid an annual dividend of Ch$0.04484469/share.

In accordance with the Itaú CorpGroup Shareholders’ Agreement, at our ordinary shareholders’ meeting held on March 19, 2019, our shareholders approved a dividend payout ratio of 30% of 2018 net income. As a result, in 2019, we paid an annual dividend of Ch$0.100728627/share, equivalent to a dividend yield of 1.64%.

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

Not applicable.

A. OFFER AND LISTING DETAILS

Not applicable.

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

GENERAL

Shareholders rights in a Chilean bank that is also a special corporation (Sociedad Anónima Especial) are subject to the regulations of open stock corporations (Sociedades Anónimas Abiertas or “Public Companies”) are governed by the bank’s by-laws, which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, by the Chilean General Banking Act and secondarily, to the extent not inconsistent with the latter, by the provisions of Chilean Corporations Act applicable to public companies except for certain provisions which are expressly excluded. Article 137 of the Chilean Corporations Act sets forth that all provisions of the Chilean Corporations Act take precedence over any contrary provision in a corporation’s by-laws. Both the Chilean Corporations Act and our by-laws provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such, are to be brought in Chile in arbitration proceedings, notwithstanding the plaintiff’s right to submit the action to the ordinary courts of Chile.

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

Article 35 bis of the Chilean General Banking Act establishes that prior authorization of the SBIF is required for:

•

the merger of two or more banks, where the absorbing bank becomes a bank of systemic importance, pursuant to a regulation that the CMF shall issue within 18 months from the date on which it replaces the SBIF;

•

the acquisition of all or a substantial portion (more than one third) of a bank’s assets and liabilities by another bank, where the acquiring bank becomes a bank of systemic importance, pursuant to a regulation that the CMF shall issue within 18 months from the date on which it replaces the SBIF;

•

the control by the same person, or controlling group, of two or more banks, where the banks become banks of systemic importance, pursuant to a regulation that the CMF shall issue within 18 months from the date on which it replaces the SBIF; or

•

a substantial increase in the share ownership by a controlling shareholder of a bank (understood as either acquiring a majority or two thirds of the bank’s shares), where the controlled bank becomes a bank of systemic importance, pursuant to a regulation that the CMF shall issue within 18 months from the date on which it replaces the SBIF

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans (Colocaciones), defined by the SBIF to be more than 15% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the SBIF pursuant to a report from the Chilean Central Bank’s Council. Alternatively, a purchase, merger or expansion, when the acquiring bank or resulting group would have a market share in loans defined by the SBIF to be more than 20% of all loans in the Chilean banking system, may be conditioned on one or more of the following:

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

SHAREHOLDERS’ MEETINGS AND VOTING RIGHTS

An annual ordinary meeting of shareholders is held within the first four months of each year, generally in March and must be called by the board of directors. The annual ordinary meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy proposed by the board of directors, elects the members of our board of directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last annual ordinary meeting of our shareholders was held on March 19, 2019.

Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SBIF.

Notice to convene the annual ordinary meeting or an extraordinary meeting is given by means of written notice which must be published at least three different days in a newspaper of our corporate domicile (currently Santiago) designated by the shareholders at their annual meeting and if a shareholder fails to make such designation, the notice must be published in the Official Gazette pursuant to legal regulations. The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and to the SBIF, CMF and the Santiago and Chilean Electronic stock exchanges. Currently, we publish our official notices in the Diario Pulso.

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

Explanatory Note Regarding the Transaction Agreement

The following summary is included to provide you with information regarding the terms of the Transaction Agreement. This section is not intended to provide you with any factual information about Itaú Corpbanca. Such information can be found elsewhere in this Annual Report and in the public filings that Itaú Corpbanca makes with the SEC.

The representations, warranties and covenants made in the Transaction Agreement by former Itaú Chile and former Corpbanca were qualified and subject to important limitations agreed to by Itaú Chile and Corpbanca in connection with negotiating the terms of the Transaction Agreement. In particular, in your review of the representations and warranties contained in the Transaction Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing the circumstances in which a party to the Transaction Agreement may have the right not to consummate the Merger if the representations and warranties of the other party proved to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Transaction Agreement, rather than establishing matters as facts. The representations and warranties are also subject to a contractual standard of materiality and in some cases were qualified by the matters contained in the disclosure schedules that the parties delivered in connection with the Transaction Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in public disclosures by Itaú Unibanco or former Corpbanca. The representations and warranties and other provisions in the Transaction Agreement should not be read alone but instead together with the information provided elsewhere in this Form 20-F and in the documents incorporated by reference hereto. We refer to January 29, 2014, the date that the parties entered into the Transaction Agreement, as the signing date.

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

Consummation of the Merger

In an extraordinary shareholders’ meeting held on June 26, 2015, our shareholders approved the Merger and the other Transactions contemplated in the Transaction Agreement. On September 4, 2015 the SBIF issued Resolution No. 409 approving the Merger. Pursuant to the agreements adopted and the approval by the SBIF, the Merger was consummated on April 1, 2016.

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

Systems Operations Services Agreement

We have entered into a Systems Operations Services Agreement with IBM, initially dated March 30, 2001, and covering a term from April 1, 2001 through April 15, 2006 which can be renegotiated periodically. The current extension became effective on April 16, 2008 until April 30, 2019. Under this agreement, IBM provides outsourcing computer system operations services to us and we are obligated to pay fees amounting to UF 2,421.4 per month.

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

D. EXCHANGE CONTROLS

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Foreign investments must be registered with the Central Bank of Chile under the Ley Orgánica Constitucional del Banco Central de Chile, or the Chilean Central Bank Act and the Compendio de Normas de Cambios Internacionales, or the Central Bank Foreign Exchange Regulations or the Compendium. The Chilean Central Bank Act is a constitutional law requiring a “special majority” vote of the Chilean Congress to be modified. Until January 1, 2016, foreign investments could be registered with the Comité de Inversiones Extranjeras or the Foreign Investment Committee under Decree Law No. 600 of 1974, as amended or DL 600, as an alternative to the registration with the Central Bank of Chile. The Tax Reform, however, repealed DL 600 as of January 1, 2016. As from 2016, the Foreign Investment Committee shall not be entitled to register new foreign investments. All foreign investments previously registered with the Foreign Investment Committee under DL 600, shall continue to be subject to the provisions of DL 600.

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

E. TAXATION

CHILEAN TAX CONSIDERATIONS

The following discussion is based on material Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion summarizes the material Chilean income tax consequences of an investment in the ADSs or common shares received in exchange for ADSs by an individual who is not domiciled in or a resident of Chile, or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, which we refer to as a foreign holder. For purposes of Chilean law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six months in one calendar year or for a total of more than six months, whether consecutive or not, in two consecutive tax years. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). On August 21, 2018, a bill was submitted to the Chilean National Congress aimed at reforming the tax legislation. The bill proposes to modify the definition of “resident,” considering a person a “resident” of Chile if a person remains in the country for a period or periods of time exceeding 183 days in any twelve-month period. This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

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

From January 1, 2017, the first category tax may be credited partially (65%). Nevertheless, the foreign holder shall be entitled to a full first category tax credit, regardless of the tax regime chosen by the company, if such holder is established or domiciled in, or is a resident of, a country with which Chile maintains a double taxation treaty in force or, until December 31, 2021, if Chile has signed a double taxation treaty with such country, even if not in force, and the holder duly credits his tax residency according to Resolución No. 11, issued by the Chilean Internal Revenue Service on January 30, 2019. However, if the new tax reform bill which was presented to the Congress by the Government on August, 2018 passes, the first category tax would be fully credited to any foreign investor, regardless of his establishment or domicile.

In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. In case such withholding is determined to be excessive at the end of the year, foreign holders will have rights to file for the reimbursement of the excess withholding. Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits. The first category tax rate was 24% in 2016, 25.5% in 2017, and 27% in 2018 onwards. The foregoing tax consequences apply to cash dividends paid by us. Dividend distributions made in property (other than common shares) will be subject to the same Chilean tax rules as cash dividends.

As indicated above, a bill was submitted to the Chilean National Congress on August 21, 2018 aimed at reforming the tax legislation. Among other matters, this bill provides for a general regime under which the corporate tax would apply as a general rule with a 27% rate, which would be fully creditable against the withholding tax or Global Complimentary Tax. To date, such bill is still under discussion by the Chilean National Congress.

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

Under the bill submitted to the Chilean National Congress on August 21, 2018 referred to above, capital gains obtained by individuals could be subject to a 20% single tax, or to Complementary Global Tax in case of taxpayers resident or domiciled in Chile.

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

For purpose of the bullets above, shares are considered to be significantly traded on a Chilean stock exchange when they (1) are registered in the securities registry, (2) are registered in a Chilean Stock Exchange and (3) have an adjusted presence equal to or above 25% or have a “Market Maker,” according to the CMF Ruling No. 327 dated January 17, 2012. Currently, our shares are considered to be significantly traded on a Chilean stock exchange.

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

This section does not apply to you if you are a U.S. holder subject to special rules, including for example:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	a bank or other financial institution;

•	a life insurance company;

•	a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) or a partner, member or owner therein;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of the bank’s shares by vote or value;

•	a person that holds ADSs or common shares as part of a straddle, a hedging, conversion or constructive sale transaction; or

•	a person whose functional currency is not the U.S. dollar.

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the ADSs or common shares, the U.S. federal income tax treatment of a partner, member or owner of such entity or arrangement will generally depend on the status of the partner, member or owner and the tax treatment of such entity. A partner, member or owner in an entity holding the ADSs or common shares should consult its tax advisor with regard to the U.S. federal income tax treatment of its investment in the ADSs or common shares.

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

If you are a non-corporate U.S. holder, dividends paid to you may constitute qualified dividend income and be taxable to you at a reduced rate provided that (1) certain holding period requirements are met, (2) the ADSs or common shares are considered to be readily tradable on an “established securities market” in the United States, and (3) the bank is not a PFIC. Under U.S. Internal Revenue Service, or IRS, authority, ADSs are considered for purposes of clause (2) above to be readily tradable on an established securities market in the United States because they are listed on the NYSE. Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividend income because the common shares are not themselves listed on a U.S. exchange. Moreover, as discussed below, under “—Passive Foreign Investment Company rules,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks. You should consult your tax advisor regarding the availability of the reduced rate for dividends paid with respect to our ADSs or common shares. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain U.S. corporations.

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

Subject to certain limitations (including minimum holding period requirements), the net amount of Chilean income tax withheld and paid over to the Chilean taxing authorities (after taking into account the credit for first category tax, when available) will generally be creditable or deductible against your U.S. federal income tax liability. However, if the amount of Chilean withholding tax initially withheld from a dividend is determined under applicable Chilean law to be excessive (as described above under “—Chilean Tax Considerations—Cash Dividends and Other Distributions”), the excess tax may not be creditable. Special rules apply in determining the foreign tax credit limitation with respect to dividends received by individuals that are subject to the reduced tax rate for qualified dividends. Dividends will be treated as income from sources outside the United States and will generally be categorized as “passive category income” for most U.S. holders for U.S. foreign tax credit purposes. A U.S. holder that does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such foreign income taxes, provided that the U.S. holder elects to deduct (rather than credit) all foreign income taxes paid or accrued during the taxable year. This discussion does not address special rules that apply to U.S. holders who, for purposes of determining the amount of the foreign tax credit, take foreign income taxes into account when accrued. The rules governing foreign tax credits are complex and a U.S. holder should consult its own tax advisor regarding the availability of foreign tax credits under its particular circumstances.

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

If Chilean income tax is withheld on the sale, exchange or other taxable disposition of our ADSs or common shares, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Chilean income tax. Capital gain or loss, if any, realized by a U.S. holder on the sale, exchange or other taxable disposition of ADSs or common shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a common share that is subject to Chilean income tax, the U.S. holder may not be able to benefit from the foreign tax credit for that Chilean income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. holder may take a deduction for the Chilean income tax, provided that the U.S. holder elects to deduct all foreign taxes paid or accrued during the taxable year. The rules governing foreign tax credits are complex and a U.S. holder should consult its own tax advisor regarding the availability of foreign tax credits under its particular circumstances.

Passive Foreign Investment Company rules

Based upon our present regulatory status under Chilean law, current estimates, expectations and projections of the value and classification of our assets and the sources and nature of our income, we believe that the bank’s ADSs and common shares should not be treated as stock of a PFIC for U.S. federal income tax purposes for 2018, our current taxable year or in the foreseeable future, but this conclusion is a factual determination that is made annually and there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. Our actual PFIC status for our current taxable year ending December 31, 2019 will not be determinable until after the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for 2019.

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

Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities and gains from assets that produce passive income. We will be treated as owning our proportionate share of the assets and earnings and our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock of another corporation. If we are a PFIC for any year during which you hold our ADSs or common shares, you will generally be required to treat our ADSs or common shares as stock in a PFIC for all succeeding years during which you hold our ADSs or common shares, even if the banks does not otherwise meet the PFIC tests for any such succeeding year.

We are unable to determine with certainty that we are not a PFIC because the application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations, which together describe what is referred to as the “active bank exception.” For purposes of the PFIC test, the active bank exception excludes from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank. The IRS notice and proposed regulations each have different requirements for qualifying as a foreign bank and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed regulations have been outstanding since 1994 and will not be effective unless finalized. Nevertheless, we believe that we should qualify as an active bank under the requirements of both the notice and the proposed regulations, assuming that the proposed regulations are finalized in their current form.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC are available electronically at the SEC’s website: https://www.sec.gov. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed on the internet at http://www.sec.gov. The information contained on this website does not form part of this annual report on Form 20-F.

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

The following table details regulatory limit consumption for market risk, specifically for the Trading Book as of December 31, 2016, 2017 and 2018.

Trading Book

	As of December 31,
Limit Consumption	2016	2017	2018
Market risk exposure (MRE)	60.4%	71.3%	71.8%

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

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of December 31, 2016, 2017 and 2018:

Banking Book

	As of December 31,
Limit Consumption	2016	2017	2018
Short-term exposure to interest rate risk (STE)	51.8%	45.0%	51.4%
Long-term exposure to interest rate risk (LTE)	60.1%	43.2%	50.3%

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

(ii) Sensitivity Measurements

Sensitivity measurements are based on estimated scenarios for positions in the Trading and Banking Books.

Trading Book Positions by Risk Factor: The table below sets forth the Trading Book positions by risk factor as of December 31, 2016, 2017 and 2018:

	Position
Risk Factor / Products	2016	2017	2018
	MCh$	MCh$	MCh$
CLP rates
Derivatives	(131,852)	(738,006)	120,171
Investments	344,390	263,964	(29)

CLF rates
Derivatives	319,785	694,368	(77,821)
Investments	72,668	171,330	0

COP rates
Derivatives	4,275	(223,400)	(25)
Investments	381,848	384,244	(6)

UVR rates
Derivatives	0	0	47
Investments	164,828	0	(4)

USD rates	44,211	256,495	57,649

OM rates	(1,061)	10	(1,053)

FX (exchange rate)	14,089	15,620	2,403

Inflation (CLF)	0	0	0

Optionality (Gamma, Vega)	6	120	156

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

Banking Book by Risk Factor:

FX and Inflation Positions in Banking Book:

The following table sets forth the foreign currency and inflation positions in the Banking Book as of December 31, 2016, 2017 and 2018:

	Year End 2016	Year End 2017	Year End 2018
CLF Position	1,118,526	877,152	1,783,587
FX Position	(684,938)	(889,075)	129,417

Positions in currencies other than Chilean pesos and exposure to indexation are classified by book and by their effect on the Bank’s financial statements, reflecting the spot exposure to each risk factor. It is important to highlight the impact of structural exchange rate risk arising from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the results and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 31, 2018, greater ongoing exposure was concentrated in Colombian pesos (approximately US$964 billion). The bank hedges part of these positions on a permanent basis using currency derivatives. The currency positions in the Banking Book have limits for each currency.

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

The following table shows the Banking Book positions for the most important currencies in which the Bank does business as of December 31, 2016, 2017 and 2018 (products valued at amortized cost and available-for-sale instruments and derivatives valued at fair value).

The exposures presented are the present values resulting from:

•	Modeling contractual cash flows based on behaviors that affect market risk exposure (for example, prepayment and renewal, among others).

•	Discounting cash flows from items accounted for on an accrual basis at a rate that represents the opportunity cost of the liability/asset.

•	Discounting cash flows from items accounted for at market value at the market rate.

	Year-End 2016
CLP Position	<1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	3,501,743	870,776	2,160,430	1,290,116	543,713

Cash	456,753	—	—	—	—
Repurchase agreements	82,146	—	—	—	—
Loans to customers, net	2,103,570	823,545	2,126,992	1,126,147	459,420
Financial assets available for sale	320,536	47,233	33,438	163,969	84,293
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	214,411	—	—	—	—
Other assets	324,327	—	—	—	—

LIABILITIES	(6,504,266)	(1,196,757)	(2,361,334)	(227,588)	(158,564)

Checking accounts and demand deposits	(1,890,606)	—	(58,425)	—	—
Savings accounts and time deposits	(3,042,768)	(1,190,542)	(2,286,425)	(157,934)	(255)
Debt issued	(831)	(4,710)	(15,982)	(69,654)	(158,309)
Other liabilities	(302,491)	(1,505)	(502)	—	—
Capital and reserves	(1,267,570)	—	—	—	—

DERIVATIVES	(136,936)	(204,005)	548,898	(117,704)	48,800

Financial derivative instruments	(136,936)	(204,005)	548,898	(117,704)	48,800

	Year-End 2016
CLF Position	<1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	460,596	467,103	2,112,730	1,828,020	3,977,336

Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	498,761	453,798	2,019,088	1,751,321	3,931,531
Financial assets available for sale	3,792	13,305	93,642	76,699	45,805
PP&E and intangible assets	—	—	—	—	—
Other assets	(41,957)	—	—	—	—

LIABILITIES	(366,933)	(158,745)	(1,087,649)	(892,317)	(3,218,064)

Other liabilities	(86,149)	—	(46,944)	(66,944)	(21,856)
Capital and reserves	—	—	—	—	—

	Year-End 2016
CLF Position	<1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
Debt issued	(41,651)	(12,178)	(542,146)	(649,782)	(2,773,046)
Checking accounts and demand deposits	(17,596)	—	—	—	—
Savings accounts and time deposits	(221,537)	(146,567)	(498,559)	(175,591)	(423,162)

DERIVATIVES	(633,500)	(290,901)	(864,344)	(448,301)	233,496

Financial derivative instruments	(633,500)	(290,901)	(864,344)	(448,301)	233,496

	Year-End 2016
COP and UVR Position	<1 Month	1 -3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
Assets	2,777,361	610,840	667,891	761,052	690,494

Cash	328,871	—	—	—	—
Repurchase agreements	152,665	—	—	—	—
Loans to customers, net	1,697,264	602,867	629,102	695,626	508,008
Financial assets available for sale	44,235	7,973	38,789	65,426	182,486
Financial assets held to maturity	107,541	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	446,735	—	—	—	—

Liabilities	(4,229,588)	(581,868)	(765,798)	(461,681)	(309,997)

Checking accounts and demand deposits	(1,759,415)	—	—	—	—
Savings accounts and time deposits	(930,983)	(570,126)	(631,854)	(342,199)	(101,967)

	Year-End 2016
COP and UVR Position	<1 Month	1 -3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
Debt issued	(24,653)	(11,742)	(133,944)	(119,482)	(208,030)
Other liabilities	(740,891)	—	—	—	—
Capital and reserves	(773,646)	—	—	—	—

Derivatives	(41,422)	(24,828)	220,845	(8,233)	(83,679)

Financial derivative instruments	(41,422)	(24,828)	220,845	(8,233)	(83,679)

	Year-End 2016
FX Position	<1 Month	1 -3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	979,846	774,212	1,123,227	31,486	34,326

Cash	349,543	—	—	—	—
Repurchase agreements	39,172	—	—	—	—
Loans to customers, net	645,830	774,108	1,122,529	22,872	22,093
Financial assets available for sale	287	104	698	8,614	12,233
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	(54,986)	—	—	—	—

LIABILITIES	(1,880,468)	(785,961)	(1,179,179)	(545,528)	—

Checking accounts and demand deposits	(317,104)	—	(7,959)	—	—
Savings accounts and time deposits	(923,035)	(264,542)	(322,601)	—	—
Debt issued	(7,529)	(125,397)	(469,452)	(540,348)	—
Other liabilities	(610,230)	(396,022)	(379,167)	(5,180)	—
Capital and reserves	(22,570)	—	—	—	—

DERIVATIVES	329,880	264,544	461,844	543,063	(57,615)

Financial derivative instruments	329,880	264,544	461,844	543,063	(57,615)

	Year-End 2017
CLP Position	<1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	4,256,811	892,701	1,688,269	1,315,538	665,015
Cash	387,847	—	—	—	—
Repurchase agreements	5,956	—	—	—	—
Loans to customers, net	2,162,363	859,897	1,614,115	1,080,663	427,787
Financial assets available for sale	67,735	32,804	74,154	234,876	237,228
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	703,689	—	—	—	—
Other assets	929,221	—	—	—	—

LIABILITIES	(6,418,945)	(1,147,277)	(3,162,828)	(1,204,043)	(221,117)

Checking accounts and demand deposits	(577,488)	(83,941)	(484,133)	(901,810)	(114)
Savings accounts and time deposits	(2,229,619)	(989,646)	(2,633,395)	194,706	—
Debt issued	(831)	(7,952)	(45,081)	(107,528)	(221,002)
Other liabilities	(374,333)	(30,483)	—	—	—
Capital and reserves	(3,207,101)	(30,483)	—	—	—
Repos	(29,573)	(4,773)	(219)	—	—

DERIVATIVES	819,878	456,293	268,834	(324,113)	(152,389)

Financial derivative instruments	819,878	456,293	268,834	(324,113)	(152,389)

	Year-End 2017
CLF Position	<1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	480,999	510,095	2,008,605	2,172,278	3,891,622

Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	520,449	422,096	1,786,914	1,767,416	3,804,979
Financial assets available for sale	22,633	87,999	221,691	404,862	86,643
PP&E and intangible assets	—	—	—	—	—
Other assets	—	—	—	—	—

LIABILITIES	(352,331)	(255,086)	(423,122)	(968,507)	(3,748,085)

Other liabilities	(15,778)	—	—	—	—
Capital and reserves	(98,353)	(244,699)	(123,995)	(41,967)	(421,726)
Debt issued	(48,724)	(10,387)	(262,792)	(878,854)	(3,319,434)
Checking accounts and demand deposits	(189,476)	—	(36,335)	(47,686)	(6,925)
Savings accounts and time deposits	—	—	—	—	—

DERIVATIVES	(1,209,472)	(508,032)	(817,140)	(226,061)	321,390

Financial derivative instruments	(1,209,472)	(508,032)	(817,140)	(226,061)	321,390

	Year-End 2017
COP and UVR Position	<1 Month	1 -3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
Assets	1,995,875	579,940	774,648	1,014,375	593,650

Cash	165,848	—	—	—	—
Repurchase agreements	21,263	—	—	—	—
Loans to customers, net	1,237,941	522,042	633,470	619,269	531,424
Financial assets available for sale	3,885	—	141,177	395,107	62,225
Financial assets held to maturity	25,145	57,898	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	541,794	—	—	—	—
Liabilities	(3,184,891)	(628,485)	(686,080)	(484,123)	(303,754)

Checking accounts and demand deposits	(1,490,776)	—	—	—	—
Savings accounts and time deposits	(350,584)	(578,115)	(635,840)	(376,758)	(140,162)

	Year-End 2017
COP and UVR Position	<1 Month	1 -3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
Debt issued	—	(50,370)	(50,240)	(107,365)	(163,593)
Other liabilities	(669,363)	—	—	—	—
Capital and reserves	(674,168)	—	—	—	—

Derivatives	(233,772)	62,977	(330,530)	374,478	(95,155)

Financial derivative instruments	(233,772)	62,977	(330,530)	374,478	(95,155)

	Year-End 2017
FX Position	<1 Month	1 -3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	702,900	263,710	547,829	33,257	11,851

Cash	392,669	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	132,850	263,597	547,358	20,963	10,761
Financial assets available for sale	173	79	439	12,283	1,078
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	177,207	34	31	12	12

LIABILITIES	(1,861,588)	(318,197)	(539,389)	(450,818)	—

Checking accounts and demand deposits	(388,722)	—	—	—	—
Savings accounts and time deposits	(837,274)	(202,181)	(526,101)	(2,215)	—
Debt issued	(452,157)	(116,016)	(13,288)	(448,603)	—
Other liabilities	(116,183)	—	—	—	—
Capital and reserves	(66,994)	—	—	—	—

DERIVATIVES	879,996	(47,020)	70,834	361,999	6,409

Financial derivative instruments	879,996	(47,020)	70,834	361,999	6,409

	Year-End 2018
CLP Position	<1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	3,519,009	1,000,478	1,753,132	1,800,011	1,181,157

Cash	222,836	—	—	—	—
Repurchase agreements	76,610	—	—	—	—
Loans to customers, net	1,873,406	939,865	1,727,959	1,345,348	952,614
Financial assets available for sale	122,284	60,613	25,173	454,663	228,542
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	709,488	—	—	—	—
Other assets	514,384	—	—	—	—

LIABILITIES	(8,733,561)	(1,463,211)	(2,101,205)	(560,099)	(330,000)

Checking accounts and demand deposits	(2,071,099)	—	—	—	—
Savings accounts and time deposits	(2,700,406)	(1,453,468)	(2,090,629)	(407,126)	—
Debt issued	(832)	(9,743)	(10,575)	(152,973)	(330,000)
Other liabilities	(349,465)	—	—	—	—
Capital and reserves	(3,328,337)	—	—	—	—

Repos	(283,422)	—	—	—	—

DERIVATIVES	(209,799)	1,521,695	394,300	209,804	65,913

Financial derivative instruments	(209,799)	1,521,695	394,300	209,804	65,913

	Year-End 2018
CLF Position	<1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	466,115	447,398	1,329,598	1,845,604	6,182,033

Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	452,555	441,731	1,309,397	1,293,838	6,059,288
Financial assets available for sale	5,773	5,667	20,201	551,765	122,745
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	7,787	—	—	—	—

LIABILITIES	(214,266)	(181,744)	(190,917)	(1,072,879)	(5,201,884)

Checking accounts and demand deposits	—	—	—	—	—
Savings accounts and time deposits	(34,503)	(173,824)	(55,268)	—	(625,916)
Debt issued	(46,657)	(7,920)	(135,649)	(1,072,879)	(4,575,968)
Other liabilities	(133,106)	—	—	—	—
Capital and reserves	—	—	—	—	—
Repos	—	—	—	—	—

DERIVATIVES	(366,332)	(1,221,035)	(469,699)	(330,428)	762,022

Financial derivative instruments	(366,332)	(1,221,035)	(469,699)	(330,428)	762,022

	Year-End 2018
COP and UVR Position	<1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	1,907,247	661,084	1,229,626	1,015,315	849,150
Cash	176,062	—	—	—	—
Repurchase agreements	10,864	—	—	—	—
Loans to customers, net	1,083,664	582,098	714,268	724,255	713,988
Financial assets available for sale	—	15,338	515,216	290,669	133,015
Financial assets held to maturity	2	63,648	142	391	2,147
PP&E and intangible assets	—	—	—	—	—
Other assets	636,655	—	—	—	—

LIABILITIES	(3,742,035)	(397,056)	(681,848)	(399,100)	(317,788)

Checking accounts and demand deposits	(1,505,615)	—	—	—	—
Savings accounts and time deposits	(438,977)	(390,936)	(623,200)	(288,729)	(116,165)
Debt issued	(65,209)	(6,120)	(58,545)	(110,184)	(200,206)
Other liabilities	(991,270)	—	(103)	(187)	(1,417)
Capital and reserves	(740,964)	—	—	—	—
Repos	—	—	—	—	—

DERIVATIVES	(102,723)	(119,945)	(125,485)	137,443	(35,028)

Financial derivative instruments	(102,723)	(119,945)	(125,485)	137,443	(35,028)

	Year-End 2018
FX Position	<1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	1,502,805	632,091	1,202,832	126,122	102,349

Cash	339,679	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	790,001	631,796	1,167,302	115,097	73,616
Financial assets available for sale	288	295	35,530	11,025	28,733
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	372,838	—	—	—	—

LIABILITIES	(1,329,014)	(643,544)	(1,750,440)	(173,922)	—

Checking accounts and demand deposits	(255,343)	—	—	—	—
Savings accounts and time deposits	(724,941)	(271,892)	(577,917)	—	—

Debt issued	—	(131,356)	(533,810)	—	—
Other liabilities	(300,129)	(240,296)	(638,713)	(173,922)	—
Capital and reserves	(41,766)	—	—	—	—
Repos	(6,835)	—	—	—	—

DERIVATIVES	(50,293)	263,381	452,557	(38,395)	(8,123)

Financial derivative instruments	(50,293)	263,381	452,557	(38,395)	(8,123)

The following table summarizes the aforementioned exposures:

	2016	2017	2018
	Exposure	Exposure	Exposure
	MCh$	MCh$	MCh$
CLP	(1,942,677)	(2,267,374)	(1,952,375)
CLF	1,118,526	877,152	1,783,587
COP-UVR	(778,611)	(550,847)	(121,146)
FX	93,673	(338,228)	288,406

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

Scenarios are presented separately for Chile and Colombia.

Interest Rate Scenarios — Chile (basis points — 0.01%):

Scenarios for impact on financial trading instruments							Scenarios for impact on Available-for-Sale Assets (AFS)							Scenarios for impact on instruments measured at amortized cost
Term	Overnight CLP	Gov’t CLP	Overnight CLF	Gov’t CLF	Curve USD	Curves MX	Term	Overnight CLP	Gov’t CLP	Overnight CLF	Gov’t CLF	Curve USD	Curves MX	Term	Overnight CLP	Overnight CLF	Curve USD
1D	(35)	52	139	140	(101)	101	1D	35	52	(139)	140	101	101	1D	—	—	—
3M	(35)	52	139	140	(101)	101	3M	35	52	(139)	140	101	101	1M	35	139	101
6M	(35)	52	139	140	(101)	101	6M	35	52	(139)	140	101	101	3M	35	139	101
9M	(35)	57	111	116	(86)	86	9M	35	57	(111)	116	86	86	6M	35	139	101
1Y	(35)	62	81	89	(70)	70	1Y	35	62	(81)	89	70	70	9M	35	111	86
2Y	(46)	52	86	56	(64)	64	2Y	46	52	(86)	56	64	64	1Y	35	81	70
3Y	(47)	48	83	60	(65)	65	3Y	47	48	(83)	60	65	65
4Y	(48)	43	79	64	(66)	66	4Y	48	43	(79)	64	66	66
5Y	(48)	39	75	68	(67)	67	5Y	48	39	(75)	68	67	67
7Y	(45)	43	67	68	(65)	65	7Y	45	43	(67)	68	65	65
10Y	(39)	50	55	68	(63)	63	10Y	39	50	(55)	68	63	63
20Y	(39)	50	42	48	(63)	63	20Y	39	50	(42)	48	63	63

Exchange Rate Scenarios — Chile:

Exchange Rate	Scenarios for impact on financial trading instruments	Scenarios for impact on Available-for-Sale Assets (AFS)	Scenarios for impact on instruments measured at amortized cost
USD-CLP	-7,2%	-7,2%	-7,2%
USD-COP	7,2%	7,2%	-7,2%

Interest Rate Scenarios — Colombia (basis points — 0.01%):

Scenarios for impact on financial trading instruments				Scenarios for impact on Available-for-Sale Assets (AFS)				Scenarios for impact on measured at amortized instruments cost
Term	Gov’t COP	Swap IBR	Curve USD	Term	Gov’t COP	Swap IBR	Curve USD	Term	Swap IBR	Curve USD
1D	(18)	44	(1)	1D	(18)	44	(1)	1D	44	28
3M	(13)	31	(2)	3M	(13)	31	(2)	1M	31	29
6M	(8)	37	(6)	6M	(8)	37	(6)	3M	31	32
9M	(3)	40	(9)	9M	(3)	40	(9)	6M	37	40
1Y	2	43	(12)	1Y	2	43	(12)	9M	40	35
2Y	22	48	(19)	2Y	22	48	(19)	1Y	43	31
3Y	42	46	(22)	3Y	42	46	(22)
4Y	53	55	(24)	4Y	53	55	(24)
5Y	54	63	(26)	5Y	54	63	(26)
7Y	56	58	(26)	7Y	56	58	(26)
10Y	58	50	(27)	10Y	58	50	(27)
20Y	49	23	(29)	20Y	49	23	(29)

Exchange Rate Scenarios — Colombia:

Exchange Rate	Scenario for impact on financial trading instruments	Scenario for impact on AFS	Scenario for impact on Amortized Cost Book
USD-COP	(4.7)%	(4.7)%	(4.7)%

The consolidated effects in profit or loss of the scenarios are presented below:

•

The following table presents the impact on profit and loss (P&L) for the years ended December 31, 2018, 2017 and 2016 derived from the aforementioned scenarios applied to our financial trading instruments as of year-end:

Potential Impact on P&L	2016	2017	2018
	MCh$	MCh$	MCh$
CLP Rate Risk	(2,812)	(849)	(5,019)
Derivatives	(2,604)	(847)	(5,018)
Investments	(208)	(2)	(1)

CLF Rate Risk	(8,069)	(7,839)	(5,942)
Derivatives	(8,069)	(7,839)	(5,942)
Investments	—	—	—

COP Rate Risk	(11,622)	(14,895)	(29,182)
Derivatives	(10,439)	(9,909)	(29,094)
Investments	(1,183)	(4,986)	(88)

UVR Rate Risk	(404)	—	(375)
Derivatives	—	—	(364)
Investments	(404)	—	(11)

USD Rate Risk	(2,658)	(2,001)	(2,810)
Other Currencies Rate Risk	(9)	(50)	(42)

Total Rate Risk	(25,574)	(25,633)	(43,370)

Foreign Exchange Risk	(1,921)	(755)	150
Options Risk(1)	(87)	66	156

Total Impact	(27,582)	(26,322)	(43,064)

(1)	Option Risk includes the (Vega) and Gamma volatility risks.

•

The following table presents the consolidated impact on the net interest income derived from the aforementioned scenarios on the financial instruments measured at amortized cost for the periods ended December 31, 2018, 2017 and 2016:

Potential impact on instruments measured at amortized cost	2016	2017	2018
	MCh$	MCh$	MCh%
Impact of Interbank Rate Risk	(7,096)	(9,432)	(12,359)

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

•

Changes in market factors derived from the aforementioned scenarios also generate an impact on equity accounts as a result of the potential change in available-for-sale instruments portfolio and the cash flow and net foreign investment hedges portfolios, which are presented in the following table:

As of December 31, 2016:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	MCh$
CLP	(293,337)	(14.00)	(9,211)
CLF	41,167	(15.00)	(10,029)
COP	(152,241)	(8.00)	(5,588)
UVR	—	—	—
USD	(77,927)	(3.00)	(2,094)
Other	(159)	—	(7)

Total Rate Impact	(482,497)	(40)	(26,929)

Exchange Rate	Impact of Change in Prices
	MUS$	MCh$
USD	(1)	(269)
COP	(150)	(100,390)

Total Impact on Exchange Rate	(151)	(100,659)

Total Impact	(191)	(127,589)

As of December 31, 2017:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	MCh$
CLP	(386,979)	(37.01)	(22,745)
CLF	(245,812)	(47.62)	(29,261)
COP	(225,321)	(17.50)	(10,766)
UVR	—	—	—
USD	(48,791)	(2.77)	(1,700)
Other	—	—	—

Total Rate Impact	(906,903)	(105)	(64,473)

Exchange Rate	Impact of Change in Prices
	MUS$	MCh$
USD	(8)	(4,875)
COP	(9)	(5,621)

Exchange Rate	Impact of Change in Prices
	MUS$	MCh$
Total Impact on Exchange Rate	(17)	(10,497)

Total Impact	(122)	(74,969)

As of December 31, 2018:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	MCh$
CLP	(254,636)	(11.73)	(8,180)
CLF	(177,471)	(26.29)	(18,328)
COP	(189,242)	(5.74)	(3,988)
UVR	(29,763)	(0.55)	(380)
USD	(33,769)	(2.44)	(1,701)
Other	—	—	—

Total Rate Impact	(684,880)	(46.75)	(32,577)

Exchange Rate	Impact of Change in Prices
	MUS$	MCh$
USD	(3.77)	(2,624)
COP	(3.72)	(2,594)

Total Impact on Exchange Rate	(7.49)	(5,218)

Total Impact	(54.24)	(37,795)

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

b) Liquidity Risk Metrics and Limits

Liquidity risk measurements are focused mainly on quantifying whether the institution has sufficient resources to meet its obligations under both normal and stressed conditions. The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each quarter, for which a variety of scenarios encompassing both normal market conditions and stress scenario conditions. The liquidity policy and procedures are subject to review and approval by the Bank’s board of directors. Periodic reports are generated by the Financial Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the assets and liabilities committee (ALCO) for review.

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

The following table sets forth the use of the liquidity regulatory limit as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2016	2017	2018
	%	%	%
Regulatory Liquidity Indicator
At 30 days	4	18	33
At 30 days in foreign currency	12	25	12
At 90 days	16	11	20

Note: Negative percentage means that cash inflows exceed cash outflows at that maturity.

(ii) Regulatory Measurement of Contractual Liquidity Gap

In accordance with SBIF Chapter 12-20, all cash flows in and outside the statement of financial position are analyzed provided that they contribute cash flows at their contractual maturity point.

Balances of the Bank’s consolidated undiscounted contractual cash flows from financial assets and liabilities as of December 31, 2016, 2017 and 2018, are detailed as follows:

	December 31, 2016
	<1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,437,895	2,112,587	4,778,259	5,251,810	17,824,808	34,405,359

Cash	1,119,862	—	—	—	—	1,119,862
Financial instruments recorded at market value	1,004,424	359,123	118,864	494,925	1,159,907	3,137,243
Loans to other domestic banks without lines of credit	167,076	4,092	—	—	—	171,167
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,969,379	1,525,530	3,364,118	2,816,389	9,368,578	19,043,975
Commercial lines of credit and overdrafts	(276,662)	2,781	58,006	45	45	(215,785)
Consumer loans without lines of credit	62,325	131,324	525,925	1,038,327	1,744,874	3,502,775
Consumer lines of credit and overdrafts	94,515	4,484	325,597	3,248	3,248	431,093
Residential mortgage loans	37,140	66,144	283,201	739,403	5,314,672	6,440,560
Financial instruments recorded based on issuer’s flow	30,967	470	75,868	—	—	107,305
Other transactions or commitments without lines of credit	238,207	6,092	16,098	112,494	117,408	490,299
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(9,338)	12,547	10,582	46,999	116,076	176,865

Liabilities	(8,454,693)	(2,799,978)	(5,214,372)	(2,960,247)	(8,655,131)	(28,084,422)

Checking accounts and other demand deposits	(4,318,821)	—	—	—	—	(4,318,821)
Term savings accounts - unconditional withdrawal	(2,901)	—	—	—	—	(2,901)
Term savings accounts - deferred withdrawal	(39,644)	—	—	—	—	(39,644)
Obligations with Chilean Central Bank without lines of credit	(376,629)	—	—	—	—	(376,629)

	December 31, 2016
	<1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(3,091,375)	(2,474,208)	(3,500,821)	(1,139,025)	(1,938,961)	(12,144,391)
Foreign loans without lines of credit	(245,352)	(281,556)	(1,017,915)	(109,668)	(328,524)	(1,983,014)
Lines of credit from foreign banks	—	—	—	—	—	—
Letter of credit obligations	(4,099)	(809)	(12,048)	(26,473)	(79,972)	(123,402)
Bonds payable	(40,256)	(32,952)	(632,208)	(1,638,082)	(6,217,523)	(8,561,021)
Other obligations or payment commitments without lines of credit	(335,616)	(10,453)	(51,380)	(46,999)	(90,151)	(534,599)
Other lines of credit secured	—	—	—	—	—	—

Net band	(4,016,798)	(687,391)	(436,113)	2,291,563	9,169,677	6,320,937

	December 31, 2017
	<1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,224,229	1,661,207	4,537,928	4,605,864	11,719,090	26,748,318

Cash	964,030	—	—	—	—	964,030
Financial instruments recorded at market value	1,031,730	1,214	15,746	15,448	19,973	1,084,111
Loans to other domestic banks without lines of credit	23,723	—	—	93,955	—	117,678
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,746,846	1,401,225	3,153,075	2,656,850	6,132,404	15,090,400
Commercial lines of credit and overdrafts	(325,031)	10,376	94,146	49	—	(220,459)
Consumer loans without lines of credit	141,002	148,208	560,896	1,053,399	728,777	2,632,282
Consumer lines of credit and overdrafts	36,763	21,558	411,528	4,092	—	473,941
Residential mortgage loans	34,318	65,946	291,594	769,201	4,766,325	5,927,384
Financial instruments recorded based on issuer’s flow	18,891	250	66,361	—	—	85,502
Other transactions or commitments without lines of credit	703,120	—	—	2,599	—	705,720
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(151,164)	12,431	(55,419)	10,270	71,611	(112,271)
Liabilities	(8,239,221)	(2,164,508)	(5,649,539)	(2,859,784)	(6,349,855)	(25,262,908)

	December 31, 2017
	<1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Checking accounts and other demand deposits	(4,141,667)	—	—	—	—	(4,141,667)
Term savings accounts - unconditional withdrawal	(2,708)	—	—	—	—	(2,708)
Term savings accounts - deferred withdrawal	(25,702)	—	—	—	—	(25,702)
Obligations with Chilean Central Bank without lines of credit	(397,707)	—	—	—	—	(397,707)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(1,910,317)	(1,938,606)	(4,462,994)	(905,369)	(915,012)	(10,132,297)
Foreign loans without lines of credit	(460,289)	(147,694)	(871,120)	(362,455)	(335,773)	(2,177,330)
Lines of credit from foreign banks	—	—	—	—	—	—
Letter of credit obligations	(3,120)	(582)	(9,448)	(21,623)	(41,055)	(75,828)
Bonds payable	(599,615)	(78,780)	(294,624)	(1,511,971)	(5,039,530)	(7,524,520)
Other obligations or payment commitments without lines of credit	(698,096)	1,154	(11,353)	(58,367)	(18,485)	(785,148)
Other lines of credit secured	—	—	—	—	—	—
Net band	(4,014,992)	(503,301)	(1,111,611)	1,746,079	5,369,235	1,485,410

	December 31, 2018
	<1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	8,514,257	2,011,569	4,198,963	4,769,911	11,995,097	31,489,797

Cash	824,917	—	—	—	—	824,917
Financial instruments at fair value through profit or loss	2,482,559	53,064	48,895	21,194	21,448	2,627,161
Interbank loans at amortized cost without lines of credit	101,070	—	—	—	—	101,070
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Loans and accounts receivable from customers at amortized cost:
Commercial loans without lines of credit	1,938,742	1,692,639	3,091,234	2,794,506	6,114,028	15,631,149
Commercial lines of credit and overdrafts	353,608	—	—	—	—	353,608
Consumer loans without lines of credit	238,599	144,822	530,210	1,042,725	764,555	2,720,910

	December 31, 2018
	<1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Consumer lines of credit and overdrafts	1,631,979	—	—	—	—	1,631,979
Residential mortgage loans	34,982	71,301	307,770	805,994	4,981,583	6,201,630
Financial instruments at fair value through other comprehensive income	138,948	42,419	180,970	432	4,245	367,015
Other transactions or commitments without lines of credit	920,134	—	—	147	—	920,281
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(151,281)	7,324	39,884	104,912	109,237	110,076

Liabilities	(10,384,693)	(2,757,797)	(5,299,033)	(2,474,632)	(6,369,021)	(27,285,177)

Checking accounts and other demand deposits	(4,182,632)	—	—	—	—	(4,182,632)
Term savings accounts—unconditional withdrawal	(2,415)	—	—	—	—	(2,415)
Term savings accounts—deferred withdrawal	(5,028)	—	—	—	—	(5,028)
Obligations with Chilean Central Bank without lines of credit	(290,257)	—	—	—	—	(290,257)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	(5,863)	—	—	—	—	(5,863)
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(4,238,085)	(2,315,021)	(3,163,485)	(798,613)	(802,788)	(11,317,992)
Foreign loans without lines of credit	(662,358)	(404,470)	(1,389,725)	(352,214)	(211,913)	(3,020,680)
Lines of credit from foreign banks	(3,026)	—	—	—	—	(3,026
Letter of credit obligations	(2,482)	(443)	(8,211)	(17,492)	(30,792)	(59,420)
Bonds payable	(166,271)	(37,862)	(737,613)	(1,306,313)	(5,323,528)	(7,571,587)
Other obligations or payment commitments without lines of credit	(826,276)	—	—	—	—	(826,276)
Other lines of credit secured	—	—	—	—	—	—

Net band	(1,870,437)	(746,228)	(1,100,070)	2,295,279	5,626,076	4,204,620

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

The LCR aims to measure the sufficiency of high-quality assets to face a 30-day funding stress scenario. At a minimum, the Bank must survive until the 30th day of the stress scenario with funding from liquid assets in its portfolio because, as described in the standard, managers and/or supervisors would have been able to establish timely corrective measures. The indicator also recognizes differentiated behavior for wholesale versus retail counterparties, which in the Bank’s case represent 59% and 41%, respectively, for the 30-day band. On the other hand, the NSFR focuses on maintaining sufficient stable funding to meet (long-term) stable funding needs. We calculate LCR and NSFR using the methodologies defined by the SBIF and the Brazilian Central Bank (BACEN). Both regulators set a limit for LCR, while only the BACEN establishes a limit for NSFR. The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the “Basel III Committee on Banking Supervision” (“BIS III”) that were adopted by the SBIF and the BACEN.

Starting in April 2019, Chilean banks will begin reporting their local LCR figures with a minimum level set by SBIF at 60%. This minimum will gradually rise to 100% by 2023. As of December 31, 2018, the Bank’s LCR was 118%. The BACEN limit for NSFR is set at 85% and as of December 31, 2018, the Bank’s NSFR was higher than 85%.

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

	Dec 2016	Dec 2017	Dec 2018
Year-End	78.4%	71.9%	69.2%
Minimum	71.0%	70.2%	68.5%
Maximum	81.5%	78.4%	72.7%
Average	77.5%	72.3%	70.6%

Note 1: loans are reported net of provisions

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

The following table sets forth our available assets and investments adjusted for the delivery or receipt of guarantees as of December 31, 2016, 2017 and 2018:

	Amount	Guarantees Furnished	Guarantees Received	Cash
	MCh$ (i)	MCh$ (ii)	MCh$ (iii)	MCh$ (i-ii+iii)
Year
2016	1,980,930	423,655	383,424	1,940,699
2017	1,712,806	356,881	172,881	1,528,806
2018	2,347,920	955,979	85,709	1,477,650

(vii) Counterparty Risk

Exposure to derivative counterparty risk is measured by recognizing the different contracts maintained with the Bank’s customers, including contracts without mitigating clauses, contracts with netting, contracts with Credit Support Annex (CSA) and with clearing houses, which receive a differentiated treatment.

The following table details the netting of these transactions:

	12/31/2016			12/31/2017			12/31/2018
	Gross amount assets	Gross amount liabilities	Net amounts	Gross amount assets	Gross amount liabilities	Net amounts	Gross amount assets	Gross amount liabilities	Net amounts
	(a)	(b)	(c) = (a) + (b)	(a)	(b)	(c) = (a) + (b)	(a)	(b)	(c) = (a) + (b)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives with netting agreement	776,613	(885,158)	(108,545)	127,293	(96,942)	30,351	148,410	(154,578)	(6,168)
Derivatives without netting agreement	326,156	(22,176)	303,980	1,121,482	(998,212)	123,270	1,220,547	(958,228)	262,319

Total Derivatives	1,102,769	(907,334)	195,435	1,248,775	(1,095,154)	153,621	1,368,957	(1,112,806)	256,151

Net guarantees delivered in compensation houses (*)	—	56,818	56,818	—	78,097	78,097	—	23,145	23,145
Net guarantees delivered in bilateral agreements (*)	(49,776)	167,148	117,372	(79,589)	88,520	8,931	(85,789)	90,098	4,308

Net guarantees	(49,776)	223,966	174,190	(79,589)	166,617	87,028	(85,789)	113,243	27,453

Derivatives net of guarantees	1,052,993	(683,368)	369,625	1,169,186	(928,537)	240,649	1,283,168	(999,563)	283,604

(*)	Clearing Houses: centralized counterparties that play the counterparty role for all participants
(**)	Bilateral agreements: contractual agreements between both parties for delivery of guarantees under certain conditions

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

AMERICAN DEPOSITARY SHARES

Fees and Expenses

Effective as of June 4, 2018, The Bank of New York Mellon serves as the depositary for our ADSs. Holders of the ADSs are required to pay the fees set forth in the table below to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The depositary may decide, in its sole discretion, to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

Depositary service	Fee payable by ADS holders
Issuance and delivery of ADSs, including in connection with share distributions, stock splits or other distributions (except when converted to cash); exercise rights; cancellation or withdrawal of ADSs, including cash distributions in connection with a cancellation or withdrawal.	US$5.00 (or less) per 100 ADSs (or fraction thereof)

Any distribution of cash proceeds to ADS registered holders, including cash dividends or sale of rights and other entitlements not made pursuant to a cancellation or withdrawal.	US$0.05 (or less) per ADS (or fraction thereof)
Operation and maintenance costs.	US$0.05 (or less) per ADS (or fraction thereof)

Direct and indirect payments by the depositary
Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares	—

Cable, telex and facsimile transmissions and electronic transmissions (when expressly provided in the deposit agreement).	—

Any fees, charges and expenses incurred in connection with the conversion of foreign currency, compliance with exchange control regulations and other regulatory requirements.	—

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty, or withholding taxes.	—

Any fees and expenses incurred by the depositary in connection with the delivery of deposited securities, including any fees of a central depositary for securities in the local market, where applicable.	—

Any other fees, charges costs or expenses incurred by the depositary or its agents for servicing the deposited securities.	—

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

There have been no defaults, dividend arrearages or delinquencies in any payments for the year ended December 31, 2018.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders for the year ended December 31, 2018.

ITEM 15.	CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2018, we carried out an evaluation, under the supervision and with the participation of our management, including our CEO, and our CFO, of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2018, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officers and principal financial officers, to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, our management used the criteria set forth in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers Consultores Auditores SpA, an independent registered public accounting firm.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the evaluation required by Rule 13a-15(d) under the Exchange Act, our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2018 have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The report of PricewaterhouseCoopers Consultores Auditores SpA, our independent registered public accounting firm, dated April 24, 2019, on the effectiveness of our internal control over financial reporting as of December 31, 2018 is presented on pages F-1 and F-2 of this Annual Report.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Diego Fresco Gutiérrez and Juan Echeverría González qualify as “audit committee financial experts” within the meaning of this Item 16A, in that: (i) each has an understanding of IFRS and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) significant experience auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements and experience supervising persons engaged in such activities; (iv) an understanding of internal control over financial accounting and reporting; and (v) an understanding of the functions of an audit committee.

Both Diego Fresco Gutiérrez and Juan Echeverría González meet the independence requirements set forth in Rule 10A-3(b)(1) under the Exchange Act.

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

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2017 and 2018 following the accounting form:

	Year Ended December 31
	2017	2018
	(in millions of constant Ch$)
Principal accountant fees and services
Audit fees	1,966	1,565
Audit-related fees	425	97
Tax fees	—	—
All other fees	—	—

Total	2,391	1,662

Audit fees in the above table are the aggregate fees billed by PwC for 2017 and 2018, in connection with the audit of our consolidated financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings or engagements.

Audit-related fees in the above table are the aggregate fees billed by PwC for 2017 and 2018, for assurance services required by regulators on internal control and certain accounting requirements, agreed upon procedures on quarterly disclosures to investors, and procedures in connection with implementation of accounting standards, as well as the issuance of consents in connection with filings.

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

The following table sets out certain information concerning purchases of our shares registered under Section 12 of the Exchange Act by us or any affiliated purchaser during fiscal year 2018:

Period (*)	(a) Total number of shares purchased	(b) Average price paid per share (in Ch$)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plan or programs
January 2018	—	—	—	—
February 2018	—	—	—	—
March 2018	—	—	—	—
April 2018	—	—	—	—
May 2018	—	—	—	—
June 2018	—	—	—	—
July 2018	—	—	—	—
August 2018	—	—	—	—
September 2018	—	—	—	—
October 2018	10,651,555,020	6.167	—	—
November 2018	—	—	—	—
December 2018	—	—	—	—

Total	10,651,555,020	—	—	—

(*)	Itaú Corpbanca and our affiliates did not purchase any of our shares registered under Section 12 of the Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

(b) Consolidated statements of financial position as of 2018 and 2017;

(c) Consolidated statements of income for the years ended December 31, 2018 and 2017;

(d) Consolidated statements of other comprehensive income for the years ended December 31, 2018 and 2017;

(e) Consolidated statements of changes in Equity for the years ended December 31, 2018 and 2017;

(f) Consolidated statements of cash flows for the years ended December 31, 2018 and 2017; and

(g) Notes to the consolidated financial statements.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Articles of Incorporation and By-laws (Estatutos Sociales) of Itaú Corpbanca, including amendments thereto (English language translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2016 and incorporated herein by reference).

Exhibit 2.(a).1	Form of Amended and Restated Deposit Agreement, dated as of May 30, 2018, by and among Itaú Corpbanca, The Bank of New York Mellon, as depositary, and the registered holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including a form of American Depositary Receipt (filed as an exhibit to our registration statement on Form F-6 (File No. 333-225409) filed on June 4, 2018, and incorporated herein by reference).

Exhibit 2.(a).2	Form of Itaú Corpbanca Share Certificate (English language translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) filed on September 24, 2004, and incorporated herein by reference).

Exhibit 2.(b).1	Indenture dated January 15, 2013, between Itaú Corpbanca and Deutsche Bank Trust Company Americas, as Trustee, related to Itaú Corpbanca’s 3.125% Senior Notes due 2018 (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2012 and incorporated herein by reference).

Exhibit 2.(b).2	First Supplemental Indenture dated January 15, 2013, between Itaú Corpbanca and Deutsche Bank Trust Company Americas, as Trustee, related to Itaú Corpbanca’s 3.125% Senior Notes due 2018 (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2012 and incorporated herein by reference).

Exhibit 2.(b).3	Form of Global Note due 2018 (included in Exhibit 2.(b).1) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2012 and incorporated herein by reference).

Exhibit 3.1	Amendment dated January 10, 2017 to the Data Processing Master Agreement entered into by and between Itaú Corpbanca Colombia and Produban Servicios Informáticos Generales S.L. (English language translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2016 and incorporated herein by reference).

Exhibit 3.2	Amendment dated January 25, 2017 to the Software License Agreement entered into by and between Itaú Corpbanca Colombia and Ingeniería de Software Bancario S.L. (English language translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2016 and incorporated herein by reference).

Exhibit 4.(a).1	Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and Itaú Corpbanca (English language translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) filed on September 24, 2004, and incorporated herein by reference).

Exhibit 4.(a).2(i)	Service Contract, dated as of July 6, 2001, between Inversiones CorpGroup Interhold Limitada and Itaú Corpbanca, as amended (English language translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2013 and incorporated herein by reference).

Exhibit 4.(a).2.(i)(a)	Amendment, dated as of January 27, 2014, to the Service Contract dated as of July 6, 2001, between Inversiones CorpGroup Interhold Limitada and Itaú Corpbanca (English language translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2016 and incorporated herein by reference).

Exhibit 4.(a).2(ii)	Service Contract, dated as of April 10, 2008, between Inversiones CorpGroup Interhold Limitada and Itaú Corpbanca, as amended (English language translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2013, and incorporated herein by reference).

Exhibit 4.(a).2.(ii)(a)	Amendment, dated as of January 27, 2014, to the Service Contract, dated as of April 10, 2008, between Inversiones CorpGroup Interhold Limitada and Itaú Corpbanca, as amended (English language translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2016 and incorporated herein by reference).

Exhibit 4.(a).2(iii)	Service Contract, dated as of March 27, 2012, between CorpGroup Holding Inversiones Limitada, Alvaro Saieh Bendeck and Itaú Corpbanca, as amended (English language translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2013, and incorporated herein by reference).

Exhibit 4.(a).2(iii)(a)	Amendment, dated as of January 27, 2014 of the Service Contract, dated as of March 27, 2012, between CorpGroup Holding Inversiones Limitada, Alvaro Saieh Bendeck and Itaú Corpbanca, as amended (English language translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2015 and incorporated herein by reference).

Exhibit 4.(a).3.1	Amendment to the Agreement to Participate in the Automated Teller Machine Network Operated by Redbanc S.A., dated as of October 11, 2016, among Redbanc S.A. and Itaú Corpbanca (English language translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2016 and incorporated herein by reference).

Exhibit 4.(a).4.1	Sublease Automatic Teller Machine Contract, dated as of November 26, 2008 (the “Sublease ATM Contract”), entered into by and between SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A. and Itaú Corpbanca (English language translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2008 and incorporated herein by reference).

Exhibit 4.(a).4.2	Amendment to the Sublease ATM Contract, dated as of June 4, 2014, entered into by and between SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A. and Itaú Corpbanca (English language translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2016 and incorporated herein by reference).

Exhibit 4.(a).5	Amended and Restated Credit Agreement, dated as of April 10, 2017, by and among Itaú Corpbanca, as borrower, Wells Fargo Bank, N.A., as administrative agent and BNP Paribas Securities Corp, Mizuho Bank, Ltd. Standard Chartered Bank and Wells Fargo Securities, LLC, as joint lead arrangers and bookrunners (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2016 and incorporated herein by reference).

Exhibit 4.(a).6(i)	Transaction Agreement dated as of January 29, 2014, entered into by and between Itaú Corpbanca, Inversiones CorpGroup Interhold Limitada, Inversiones Gasa Limitada, Itaú Unibanco and Itaú Chile (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2013, and incorporated herein by reference).

Exhibit 4.(a).6(ii)	Amendment to the Transaction Agreement, dated as of June 2, 2015, entered into by and between Itaú Corpbanca, Inversiones CorpGroup Interhold Limitada, Inversiones Gasa Limitada, Itaú Unibanco and Itaú Chile (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2015 and incorporated herein by reference).

Exhibit 4.(a).6(iii)	Amended and Restated Transaction Agreement, dated as of January 20, 2017, entered into by and between Itaú Corpbanca, Inversiones CorpGroup Interhold Limitada, Inversiones Gasa Limitada, Itaú Unibanco and Itaú Chile (filed as an exhibit to our Amendment No. 5 to Schedule 13-D Form SC 13 D/A (File No. 0001193125-17-022064) on January 27, 2017, and incorporated herein by reference).

Exhibit 4.(b).1	Lease agreement, dated as of July 27, 2015, entered into by and between Itaú Corpbanca as tenant and Compañía de Seguros Corpseguros S.A. as landlord (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2015 and incorporated herein by reference).

Exhibit 4.(b).2	Lease agreement, dated as of July 27, 2015, entered into by and between Itaú Corpbanca as tenant and Compañía de Seguros CorpVida S.A. as landlord (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2015 and incorporated herein by reference).

Exhibit 4.(b).3	Lease Agreement, dated as of June 21, 2016, entered into by and between Itaú Corpbanca as tenant and Compañía de Seguros Confuturo S.A. as landlord (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2016 and incorporated herein by reference).

Exhibit 4.(b).4	Lease Agreement, dated as of June 21, 2016, entered into by and between Itaú Corpbanca as tenant and Compañía de Seguros Corpseguros S.A. as landlord (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2016 and incorporated herein by reference).

Exhibit 8.1*	List of subsidiaries of Itaú Corpbanca.

Exhibit 11.1	Itaú Corpbanca’s Code of Ethics (General code of conduct. English language translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2016 and incorporated herein by reference).

Exhibit 11.2	Itaú Corpbanca’s Code of Conduct in the Securities Market (English language translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2016 and incorporated herein by reference).

Exhibit 12.1*	Certification of the CEO of Itaú Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2*	Certification of the CFO of Itaú Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1*	Certification of the CEO of Itaú Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2*	Certification of the CFO of Itaú Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 101.INS*	XBRL Instance Document.

Exhibit 101.SCH*	XBRL Taxonomy Extension Schema Document.

Exhibit 101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

Exhibit 101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

Exhibit 101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.

Exhibit101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITAÚ CORPBANCA

/s/ Manuel Olivares
Name:	Manuel Olivares
Title:	Chief Executive Officer

/s/ Gabriel Moura
Name:	Gabriel Moura
Title:	Chief Financial Officer

Date: April 29, 2019

Itaú Corpbanca and subsidiaries
Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016.

Content

$	=	Amounts expressed in Chilean pesos.
MCh$	=	Amounts expressed in millions of Chilean pesos.
US$	=	Amounts expressed in US dollars.
ThUS$	=	Amounts expressed in thousands of US dollars.
MUS$	=	Amounts expressed in millions of US dollars.
COP$	=	Amounts expressed in Colombian pesos.
MCOP$	=	Amounts expressed in millions of Colombian pesos.
UF	=	Amounts expressed in Unidades de Fomento
(a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Santiago, April 24, 2019

To the Board of Directors and Shareholders of Itaú Corpbanca

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Itaú Corpbanca and its subsidiaries (“the Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-3

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

/s/ PricewaterhouseCoopers Consultores Auditores SpA

Santiago, April 24, 2019

We have served as the Company’s auditor since 2006.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-4

Itaú Corpbanca and subsidiaries

Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

		As of December 31,
	Notes	2018	2017
		MCh$	MCh$
ASSETS
Cash and deposits in banks	5a)	987,680	964,030
Cash items in process of collection	5b)	318,658	157,017
Financial instruments at fair value through profit or loss	6	96,943	—
Financial instruments at fair value through other comprehensive income	11	2,657,154	—
Interbank loans at amortized cost	9	341,244	—
Loans and accounts receivable from customers at amortized cost	10	20,714,370	—
Financial instruments at amortized cost	11	198,923	—
Investments under resale agreements	7	109,467	28,524
Financial derivative contracts	8	1,368,957	1,248,775
Interbank loans, net	9	—	70,077
Trading investments	6	—	415,061
Loans and accounts receivable from customers, net	10	—	19,764,078
Available for sale investments	11	—	2,663,478
Held to maturity investments	11	—	202,030
Intangible assets	12	1,570,964	1,562,654
Property, plant, and equipment	13	95,564	130,579
Current taxes	14	123,129	238,452
Deferred taxes	14	178,686	140,685
Other assets	15a)	501,797	429,025
Other non-current assets held for sale	15b)	59,802	18,308

TOTAL ASSETS		29,323,338	28,032,773

LIABILITIES
Deposits and other demand liabilities	16a)	4,300,475	4,141,667
Cash in process of being cleared	5b)	247,165	109,496
Obligations under repurchase agreements	7b)	1,015,614	420,920
Time deposits and other time liabilities	16b)	10,121,111	10,065,243
Financial derivative contracts	8	1,112,806	1,095,154
Interbank borrowings	17	2,327,723	2,196,130
Debt instruments issued	18	6,010,124	5,950,038
Other financial liabilities	18	12,400	17,066
Current taxes	14	1,191	624
Deferred taxes	14	471	26,354
Provisions	19	214,903	117,889
Other liabilities	20a)	521,795	463,435
Liabilities directly associated with non-current assets held for sale	20b)	—	—

TOTAL LIABILITIES		25,885,778	24,604,016

EQUITY
Attributable to equity holders of the Bank:
Capital	22	1,862,826	1,862,826
Reserves	22	1,290,131	1,290,131
Valuation accounts	22	16,159	(4,735)
Retained earnings:		50,362	63,255
Retained earnings (accumulated losses) from prior years	22	(69,355)	12,668
Net income for the year	22	171,331	67,821
Less: Provision for mandatory dividends	19, 22	(51,614)	(17,234)

Total equity attributable to equity holders of the Bank		3,219,478	3,211,477
Non-controlling interest	22	218,082	217,280

TOTAL EQUITY		3,437,560	3,428,757

TOTAL LIABILITIES AND EQUITY		29,323,338	28,032,773

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-5

Itaú Corpbanca and subsidiaries

Consolidated Statements of Income

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2018	2017	2016
		MCh$	MCh$	MCh$
Interest income	23a)	1,739,317	1,646,329	1,509,203
Interest expense	23b)	(851,654)	(863,347)	(870,028)
Net interest income		887,663	782,982	639,175
Fee and commission income	24a)	237,956	216,420	193,801
Fee and commission expense	24b)	(51,827)	(38,849)	(43,005)
Net fee and commission income		186,129	177,571	150,796
Net income from financial operations	25	172,755	8,268	112,952
Net foreign exchange gain (loss)	26	(17,965)	46,165	(48,848)
Other operating income	31a)	26,656	41,532	19,447
Net operating profit before provision for loan losses		1,255,238	1,056,518	873,522
Provision for loan losses	27	(279,798)	(315,417)	(245,990)
NET OPERATING PROFIT		975,440	741,101	627,532
Personnel salaries and expenses	28	(294,747)	(281,323)	(245,665)
Administrative expenses	29	(291,736)	(305,622)	(235,204)
Depreciation and amortization	30a)	(86,817)	(81,845)	(63,692)
Impairment	30a)	(28)	(27)	(351)
Other operating expenses	31b)	(68,199)	(62,330)	(71,715)
Total operating expenses		(741,527)	(731,147)	(616,627)
Operating income before income taxes		233,913	9,954	10,905
Income taxes	14	(67,059)	52,871	3,568
Consolidated income from continuing operations		166,854	62,825	14,473
Loss from discontinued operations		—	—	(504)
TOTAL CONSOLIDATED INCOME FOR THE YEAR		166,854	62,825	13,969

Attributable to:
Equity holders of the Bank		171,331	67,821	14,407
Non-controlling interest	22c)	(4,477)	(4,996)	(438)
Earnings per share attributable to equity holders of the Bank (in Chilean pesos)
Basic earnings per share	22a)	0.334	0.132	0.035
Diluted earnings per share	22a)	0.334	0.132	0.035

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-6

Itaú Corpbanca and subsidiaries

Consolidated Statements of Other Comprehensive Income

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2018	2017	2016
		MCh$	MCh$	MCh$
CONSOLIDATED INCOME FOR THE YEAR	22d)	166,854	62,825	13,969
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE
RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS:
Financial instruments at FVTOCI	22d)	(959)	—	—
Available for sale investments		—	9,966	15,418
Exchange differences on investment in Colombia and New York branch	22d)	48,610	(78,302)	(7,101)
Gain (loss) from hedge of net investments in foreign operations	22d)	(36,533)	49,197	13,458
Gain (loss) from cash flow hedge	22d)	11,289	(127)	(5,603)
Other comprehensive income (loss) before income taxes		22,407	(19,266)	16,172
Income taxes related to financial instruments at FVTOCI		(2,172)	—	—
Income taxes related to available for sale investments	22d)	—	(3,333)	(4,025)
Income taxes related to hedge of net investment in foreign operations	22d)	10,565	(14,211)	(2,685)
Income taxes related to cash flow hedge	22d)	(1,669)	44	1,345
Income taxes on other comprehensive income (loss)		6,724	(17,500)	(5,365)
Other comprehensive income (loss) which may be reclassified		29,131	(36,766)	10,807
subsequently to profit or loss, net of income taxes
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS:
Defined benefits obligations	22d)	(754)	(208)	(3,920)
Income taxes related to defined benefits obligations	22d)	(44)	(6)	1,090
Other comprehensive loss which may not be reclassified subsequently to profit or loss, net of income taxes		(798)	(214)	(2,830)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		28,333	(36,980)	7,977
CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		195,187	25,845	21,946
Attributable to:
Equity holders of the Bank	22d)	191,228	47,534	30,903
Non-controlling interest	22d)	3,959	(21,689)	(8,957)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-7

Itaú Corpbanca and subsidiaries

Consolidated Statements of Changes in Equity

(In millions of Chilean pesos - MCh$)

	Number of shares	Capital	Reserves			Retained earnings			Total attributable to equity holders of the Bank	Non-controlling interest	Total equity
			Reserves from earnings	Other non-earnings reserves	Valuation accounts	Retained earnings from prior years	Income for the year	Provision for mandatory dividends
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of January 1, 2016	115,040	344,569	398,843	(2,133)	(944)	103,215	—	(52,168)	791,382	59	791,441

Increase or decrease of capital and reserves	57,009	392,813	52,168	—	—	(52,168)	—	—	392,813	—	392,813
Dividens paid	—	—	—	—	—	(52,168)	—	52,168	—	—	—
Merger with Corpbanca
Elimination of legal capital Banco Itaú Chile	—	(737,382)	—	737,382	—	—	—	—	—	—	—
Legal capital Corpbanca before business combination	—	781,559	—	(781,559)	—	—	—	—	—	—	—
Increase of capital in Corpbanca	—	401,424	—	(401,424)	—	—	—	—	—	—	—
Fair value Corpbanca and subsidiaries	340,358	679,843	—	1,290,831	—	—	—	—	1,970,674	247,867	2,218,541
Provision for mandatory dividends	—	—	—	—	—	—	—	(1,029)	(1,029)	—	(1,029)
Comprehensive income (loss) for the year	—	—	—	—	16,496	—	14,407	—	30,903	(8,957)	21,946

Equity as of December 31, 2016	512,407	1,862,826	451,011	843,097	15,552	(1,121)	14,407	(1,029)	3,184,743	238,969	3,423,712

Distribution of income from previous year	—	—	—	—	—	14,407	(14,407)	—	—	—	—

Equity as of January 1, 2017	512,407	1,862,826	451,011	843,097	15,552	13,286	—	(1,029)	3,184,743	238,969	3,423,712

Dividends paid	—	—	—	—	—	(618)	—	1,029	411	—	411
Other movements	—	—	—	(3,977)	—	—	—	—	(3,977)	—	(3,977)
Provision for mandatory dividends	—	—	—	—	—	—	—	(17,234)	(17,234)	—	(17,234)
Comprehensive income (loss) for the year	—	—	—	—	(20,287)	—	67,821	—	47,534	(21,689)	25,845

Equity as of December 31, 2017	512,407	1,862,826	451,011	839,120	(4,735)	12,668	67,821	(17,234)	3,211,477	217,280	3,428,757

Distribution of income from previous year	—	—	—	—	—	67,821	(67,821)	—	—	—	—

Equity as of January 1, 2018	512,407	1,862,826	451,011	839,120	(4,735)	80,489	—	(17,234)	3,211,477	217,280	3,428,757

Changes due to initial application of IFRS 9	—	—	—	—	997	(126,865)	—	—	(125,868)	(3,157)	(129,025)

Equity as of January 1, 2018 - Restated	512,407	1,862,826	451,011	839,120	(3,738)	(46,376)	—	(17,234)	3,085,609	214,123	3,299,732

Distribution of prior year’s net income	—	—	—	—	—	(22,979)	—	17,234	(5,745)	—	(5,745)
Provision for mandatory dividends	—	—	—	—	—	—	—	(51,614)	(51,614)	—	(51,614)
Comprehensive income for the year	—	—	—	—	19,897	—	171,331	—	191,228	3,959	195,187

Equity as of December 31, 2018	512,407	1,862,826	451,011	839,120	16,159	(69,355)	171,331	(51,614)	3,219,478	218,082	3,437,560

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-8

Itaú Corpbanca and subsidiaries

Consolidated Statements of Cash Flows

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2018	2017	2016
		MCh$	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Operating income before income taxes		233,913	9,954	10,905
Debits (credits) to income that do not represent cash flows
Depreciation and amortization	30	86,817	81,845	63,692
Provisions for loans and accounts receivable from customers and interbank loans	27	328,266	346,980	269,261
Provisions and write-offs for assets received in lieu of payment	31b)	16,132	14,472	9,463
Provisions for contingencies	31b)	1,998	586	8,952
Impairment	30	28	27	351
Net gain on sale of loans and accounts receivable from customers	25	(1,602)	(15,121)	(18,863)
Income received from FVTPL / Trading and derivative activities		(74,071)	63,625	51,276
Income received from sale of FVTOCI / Available for sale	25	(13,765)	(13,641)	(7,998)
Net interest income	23	(887,663)	(782,982)	(639,175)
Fee and commission income	24	(237,956)	(216,420)	(193,801)
Fee and commission expense	24	51,827	38,849	43,005
Net foreign exchange gain (loss)	26	17,965	(46,165)	48,848
Net gain on sale of property, plant and equipment	31	(5,212)	(13,020)	34
Other charges (credits) that do not represent cash flows		20,684	8,887	16,294

Subtotal		(462,639)	(522,124)	(337,756)

Loans and accounts receivable from customers and interbank loans		(1,610,676)	393,967	701,084
Investments under resale agreements	5c) i	(80,943)	(10,784)	45,113
Obligations under repurchase agreements	5c) i	594,694	47,041	(428,466)
Financial instruments at FVTPL / Trading investments	5c) ii	326,131	207,263	(165,957)
Financial instruments at FVTOCI / Available for sale investments	5c) ii	166,753	(933,263)	555,051
Financial instruments at amortized cost / Held to maturity investments	5c) ii	3,120	24,392	(60,038)
Other assets and liabilities		(99,717)	319,624	(2,053)
Penalty fee recover		—	21,765	—
Time deposits and other time liabilities		430,141	(1,521,753)	(642,318)
Deposits and other demand liabilities		159,296	(312,332)	(787,998)
Foreign borrowings obtained	5c) iii	2,741,786	3,911,800	3,570,163
Repayment of foreign borrowings	5c) iii	(2,636,867)	(3,839,035)	(3,953,640)
Interest paid		(873,121)	(875,702)	(835,043)
Interest received		1,951,250	1,661,537	1,420,179
Net fee and commission income		186,258	177,660	150,935
Taxes paid		(105,683)	(136,184)	(201,884)
Repayment of other borrowings	5c) iv	(4,666)	(8,497)	(8,330)
Proceeds from sale of assets received in lieu of payment		10,638	3,762	2,060

Net cash flows provided by (used in) operating activities		695,755	(1,390,863)	(978,898)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchase of property, plant and equipment and intangible assets	12-13	(82,952)	(87,155)	(105,157)
Sales of property, plant and equipment		41,078	—	—
Cash and cash equivalents from CorpBanca integration		—	—	1,694,231

Net cash flows provided by (used in) investing activities		(41,874)	(87,155)	1,589,074

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued		484,754	1,076,452	810,270
Redemption of debt issued		(911,047)	(726,232)	(276,131)
Capital increase	22	—	—	392,813
Dividends paid	22c)	(22,979)	(618)	(52,168)

Net cash flows provided by financing activities		(449,272)	349,602	874,784

Effect of changes in exchange rates		83,354	86,761	6,176

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		287,963	(1,041,655)	1,491,136

Cash and cash equivalents at the beginning of the year		1,075,089	2,116,744	625,608
Cash and cash equivalents at end of the year	5	1,363,052	1,075,089	2,116,744

Net increase (decrease) in cash and cash equivalents		287,963	(1,041,655)	1,491,136

		Cash flows		Changes other than cash
Item	As of December 31, 2017	Received	Paid	Changes other than cash	Acquisition	Interest and readjustment	Currency exchange effects	Fair value changes	As of December 31, 2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	67,938	—	(17,438)	—	—	2,963	—	—	53,463
Bonds (senior and subordinated)	5,882,100	484,754	(893,609)	—	—	319,289	164,127	—	5,956,661

Totals	5,950,038	484,754	(911,047)	—	—	322,252	164,127	—	6,010,124

Dividends paid	—	—	(22,979)	—	—	—	—	—	—
Capital increase	—	—	—	—	—	—	—	—	—

Subtotal cash flows from financing activities	—	484,754	(934,026)	—	—	—	—	—	—

Total cash flows from financing activities (net)	—	(449,272)	—	—	—	—	—	—	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-9

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-10

Notes to the Consolidated Financial Statements

As of December 31, 2018, 2017 and 2016.

(In millions of Chilean pesos, except for the number of shares)

Note 1 – General Information and Summary of Significant Accounting Policies

General Information – Background of Itaú Corpbanca and subsidiaries

Itaú Corpbanca (the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF) as a consequence of the merger of Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca”1.

The current ownership structure is 38.14% owned by Itaú Unibanco, 28.57% owned by CorpGroup (Saieh Family) and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity, and other matters.

Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and representative offices in Madrid and Lima. The Bank has total consolidated assets for MCh$29,323,338 (MMUS$42,208) and total equity attributable to holders of the Bank for MCh$3,219,478 (MMUS$4,634).

The legal address of Itaú Corpbanca is Rosario Norte N° 660, Las Condes, Santiago, Chile, and its web site is www.itau.cl

The Consolidated Financial Statements as of December 31, 2018, were approved by the Board of Directors on April 24, 2019.

Significant Accounting Policies and Others

a)	Accounting period

The Consolidated Financial Statements are referred as of December 31, 2018 and 2017 and comprise the years ended December 31, 2018, 2017 and 2016.

b)	Basis of preparation of the Consolidated Financial Statements

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

The Bank had a significant accounting change due to IFRS 9 adoption. Please see new accounting policies in letters k) and u) in this section and Note 2 “Accounting changes”.

Notes to these Consolidated Financial Statements contain information additional to that disclosed in the Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Other Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flows.

[1]

The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-11

Note 1 – General Information and Summary of Significant Accounting Policies, continued

c)	Consolidation criteria

These Consolidated Financial Statements comprise the preparation of the Financial Statements of the Bank and the controlled entities which participate in the consolidation as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, and include the necessary adjustments and reclassifications to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Intercompany balances and any unrealized income or loss arising from intercompany transactions are eliminated upon consolidation during the preparation of the Consolidated Financial Statements.

(i)	Controlled entities

The Bank, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Thus, the Bank controls an investee if and only if has all the following:

1) Power over the investee, which is related to the existing rights that give the Bank the current ability to direct the relevant activities, these being those that significantly affect the investee’s returns;

2) Exposure, or rights, to variable returns from its involvement with the investee;

3) Ability to use its power over the investee to affect the amount of the Bank’s returns;

When the Bank has less than a majority of the voting rights over an investee, but such voting rights are sufficient to have the actual ability to direct the relevant activities, then it will be concluded that the Bank has control over the investee.

The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include:

•	The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders.

•	Potential voting rights held by the Bank, other voting holders or other parties.

•	Rights that arise from other contractual agreements.

•

Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings.

The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-12

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The financial statements of the controlled companies are consolidated by combining like items of assets, liabilities, equity, income, expenses and cash flows of the parent with those of its subsidiaries; offsetting (eliminate) the carrying amount of the parent’s investment in each subsidiary and the parent’s portion of equity of each subsidiary, and; by eliminating in full intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities. Therefore, the Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity. The Bank prepares Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

The Bank attributes income for the year and each component of other comprehensive income to owners of the Bank and to the non-controlling interests. The Bank also attributes total comprehensive income to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The following are the entities controlled by Itaú Corpbanca:

				Ownership percentage
	Market	Country	Functional currency	As of December 31, 2018			As of December 31, 2017
				Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
Itaú Corredores de Bolsa Limitada (ex - CorpBanca Corredores de Bolsa S.A.) (1) (6) (12) (15)	National	Chile		$99.990	0.010	100.000	99.990	0.010	100.000
Itaú Administradora General de Fondos S.A. (ex - Itaú Chile Administradora General de Fondos S.A.) (1) (7) (14)		Chile		$99.994	0.006	100.000	99.988	0.006	99.994
CorpBanca Administradora General de Fondos S.A. (1) (7)		Chile		$—	—	—	—	—	—
Itaú Corredores de Seguros S.A. (ex-Corpbanca Corredores de Seguros S.A) (1) (8) (13)		Chile		$99.900	0.100	100.000	99.990	0.010	100.000
Itaú Chile Corredora de Seguro Ltda. (1) (8)		Chile		$—	—	—	99.900	0.100	100.000
Itaú Asesorías Financieras S.A. (2)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000
CorpLegal S.A. (2)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000
Recaudaciones y Cobranzas Limitada (Ex- Itaú Corpbanca Recaudaciones y Cobranzas S.A.) (2) (9)		Chile		$99.999	0.001	100.000	99.999	0.001	100.000
Itaú Corpbanca New York Branch (2) (10)	Foreign	USA	US$	100.000	—	100.000	100.000	—	100.000
Corpbanca Securities Inc (2) (11)		USA	US$	—	—	—	—	—	—
Itaú Corpbanca Colombia S.A. (Ex-Banco CorpBanca Colombia S.A.) (3)		Colombia	COP$	66.279	—	66.279	66.279	—	66.279
Itaú Corredor de Seguro Colombia S.A. (Ex-Helm Corredor de Seguros S.A) (3)		Colombia	COP$	80.000	—	80.000	80.000	—	80.000
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria (Ex-CorpBanca Investment Trust Colombia S.A.) (3)		Colombia	COP$	5.499	62.634	68.133	5.499	62.634	68.133
Itaú Comisionista de Bolsa Colombia S.A (Ex-Helm Comisionista de Bolsa S.A.) (3)		Colombia	COP$	2.219	64.807	67.026	2.219	64.807	67.026
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (Ex-Helm Fiduciaria S.A) (3)		Colombia	COP$	—	66.266	66.266	—	66.266	66.266
Itaú (Panamá) S.A. (Ex-Helm Bank (Panamá) S.A.) (4)		Panama	US$	—	66.279	66.279	—	66.279	66.279
Itaú Casa de Valores S.A (ex-Helm Casa de Valores (Panama) S.A.) (5)		Panama	US$	—	66.279	66.279	—	66.279	66.279

(1)	Companies regulated by the Chilean Financial Market Commission, hereinafter CMF (formerly Superintendency of Securities and Insurance – SVS)
(2)	Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF) of Chile.
(3)	Companies regulated by the Colombian Financial Superintendency (SFC), which has entered into a supervision agreement with the SBIF.
(4)	Company regulated by the Superintendency of Banks of Panama.
(5)	Company regulated by the Superintendency of the Securities Market of Panama.
(6)

On January 1, 2017, the merger of Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda. took place, by which the latter absorbed the first, and its new corporate name is Itaú Corpbanca Corredores de Bolsa S.A.

(7)

On December 29, 2017, the merger of Corpbanca Administradora General de Fondos S.A. and Itaú Chile Administradora General de Fondos, took place, by which the latter absorbed the first and its new corporate name is Itaú Administradora General de Fondos S.A.

(8)

On April 1, 2018, the merger of Corpbanca Corredores de Seguros S.A. and Itaú Chile Corredora de Seguros Limitada took place, by which the latter absorbed the first, and its new corporate name is Itaú Corpbanca Corredores de Seguros S.A.

(9)	On November 5, 2018, Itaú Corpbanca Recaudaciones y Cobranzas S.A. changed its legal name to Recaudaciones y Cobranzas Limitada.
(10)	Company regulated by the Office of the Comptroller of the Currency (OCC) and the Federal Reserve (FED).
(11)	On December 18, 2017, the dissolution of the branch located in New York was authorized.
(12)

On July 4, 2018, Itaú Asesorías Financieras S.A. acquired 2 shares of the company to minority shareholders, therefore Itaú Corpbanca and subsidiaries controls, directly and indirectly, 100% of the company’s shares.

(13)	On September 10, 2018, Itaú Corpbanca acquired 127,901 shares of the company to minority shareholders, therefore Itaú Corpbanca controls, directly and indirectly, 100% of the company´s shares.
(14)	On December 10, 2018, Itaú Corpbanca acquired 1 share from a minority investor, with what passes and directly controls 100% of the entity.
(15)	On August 1, 2018, the corporate name of Itaú Corpbanca Corredores de Bolsa S.A. was changed to Itaú Corredores de Bolsa Limitada.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-13

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(i)	Funds management, trust business and other related businesses

The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services. Managed funds belong to third parties and, therefore, are not included in the Consolidated Statement of Financial Position.

The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients. Assets held in a fiduciary activity are not reported in the Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note N°22 “Contingencies, Commitments, and Responsibilities”, letter c), related to Responsibilities recorded in off-balance-sheet accounts.

In accordance to IFRS 10 “Consolidated Financial Statements,” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects:

•	Scope of its decision-making authority over the investee.

•	Rights held by other parties

•	The remuneration to which it is entitled to in accordance with the remuneration agreements.

•	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trusts or other entities related to this type of business.

The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent. The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of December 31, 2018 and 2017 they act as Agent and none of these investment vehicles is consolidated.

d)	Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Consolidated Statement of Income, and separately from shareholders’ equity in the Consolidated Statement of Financial Position.

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

When Itaú Corpbanca and its subsidiaries (the Group) acquires a business, evaluates the identifiable assets acquired and liabilities assumed to determine proper classification and designation based on contractual conditions, economic circumstances, and other relevant conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-14

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Goodwill, defined as the difference between the consideration transferred and the amount recognized for the non-controlling interest in the net identifiable assets acquired and liabilities assumed, is measured initially at cost. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in profit or loss as of the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill acquired in a business combination is assigned, from the date of acquisition, to each of the Group’s cash generating units (CGU) that are expected to benefit from the combination, independently of whether other assets or liabilities of the acquiree are assigned to those units.

When goodwill is allocated to a CGU and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation sold when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU.

f)	Functional and presentation currency

The Bank has defined as its functional and presentation currency the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency that influences its costs and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean peso are treated as “foreign currency”.

The Bank translates accounting records of its subsidiaries in New York and in Colombia into Chilean pesos from US dollars and Colombian pesos, respectively, in accordance with IAS 21 “Effects of the Variations in the Exchange Rates of the Foreign Currency”. All amounts in the Consolidated Statements of Income, Consolidated Statements of Other Comprehensive Income and the Consolidated Statement of Financial Position are translated into Chilean pesos according to the exchange rate indicated in letter g) below. None of the markets in which Itaú Corpbanca and subsidiaries operate qualify as a hyperinflationary economy.

g)	Foreign currency

Transactions in foreign currency are initially recorded by the Bank at the exchange rates of their respective functional currencies at the date these transactions first meet the conditions for their recognition.

Monetary assets and liabilities denominated in foreign currency are converted at the closing exchange rate of the functional currency in force at the closing date of the reporting period.

All differences arising from the settlement or conversion of monetary items are recorded in income, except for those that correspond to monetary items that are part of the hedge of a net investment in a foreign operation, for which the cumulative difference is recorded in equity and subsequently reclassified to profit and loss (on disposal). Tax effects attributable to the exchange differences on such monetary items are also recorded in Other Comprehensive Income.

Non-monetary items in foreign currency, which are measured in terms of historical cost, are converted using the exchange rate on the date of the transaction. Non-monetary items that are measured at their fair value in foreign currency are translated using the exchange rates on the date on which that fair value is measured. Gains or losses arising from the translation of non-monetary items measured at their fair value are recognized based on how the gains and losses arising from the change in fair value are recognized in Other Comprehensive Income or in Income, in accordance with IAS 21.

The Bank grants loans and receives deposits in amounts denominated in foreign currency, mainly in US dollars and Colombian pesos.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-15

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The balances of the Financial Statements of the consolidated entities whose functional currency is different from the Chilean peso are converted to the presentation currency, according to the following:

•	Assets and liabilities, by using exchange rates as of the date of the Consolidated Financial Statements.

•	Income and expenses and cash flows, by using the exchange rates as of the date of each transaction.

Exchange differences arising from translating balances in functional currencies of the consolidated entities other than Chilean pesos into Chilean pesos, are recorded as “Exchange differences” in Equity under the line item “Valuation accounts”, until they meet the derecognition criteria for the Consolidated Statement of Financial Position, and is subsequently recorded in profit or loss.

The net amount of foreign exchange gains and losses includes the recognition of the effects of changes in the exchange rate over assets and liabilities denominated in foreign currencies and gains and losses arising from exchange rate changes affecting current and future transactions (highly probable transactions) entered into by the Bank.

Assets and liabilities in foreign currencies are shown at their equivalent amount in pesos, calculated using the exchange rate of $694.73 per US$1 (US dollar) as of December 31, 2018 ($614.48 as of December 31, 2017 and $669.81 as of December 31, 2016) and the exchange rate of $0.2139 per COP$1 (Colombian peso) as of December 31, 2018 ($0.2058 as of December 31, 2017 and $0.2231 as of December 31, 2016). The financial statements of the New York branch, as well as the Colombian subsidiaries, have been translated using these exchange rates for consolidation purposes, in accordance with IAS 21, related to the valuation of investments abroad in countries with stable economy.

h)	Use of estimates and judgments

The preparation of the Consolidated Financial Statements requires Bank’s management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Consolidated Financial Statements, as well as income and expenses during the year. Actual results may differ from these estimates.

Estimates and relevant assumptions are regularly reviewed by Management in order to properly measure some assets, liabilities, income, and expenses. Accounting estimates changes due to reviews are recognized in the year in which the estimate is reviewed and in any future period affected.

In certain cases, International Financial Reporting Standards requires that assets and liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When market prices in active markets are available, they have been used as a basis for valuation. When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other valuation techniques.

In particular, information on most significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Consolidated Financial Statements are the following:

•	Useful lives of property, plant and equipment and intangible assets (Notes 12, 13, and 30).

•	Goodwill - Impairment test (Notes 12 and 30).

•	Allowances for loan losses (Notes 9, 10 and 27).

•	Fair value of financial assets and liabilities (Note 33).

•	Provisions (Note 19).

•	Contingencies and commitments (Note 21).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-16

Note 1 – General Information and Summary of Significant Accounting Policies, continued

•	Impairment losses of certain assets (Notes 12, 13, and 30).

•	Current taxes and deferred taxes (Note 14).

•	Perimeter of consolidation and control assessment for consolidation purposes (Note 1, letter c).

During the year ended December 31, 2018, there have been no significant changes compared with the prior period, other than those indicated in these Consolidated Financial Statements (see Note 2).

i)	Operating segments

The Bank provides financial information for each operating segment in conformity with IFRS 8 “Operating Segments” in order to disclose information that enables financial statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to:

•	Better understand the Bank’s performance.

•	Better evaluate its future cash flow projections.

•	Form better opinions regarding the Bank as a whole.

To comply with IFRS 8, Itaú Corpbanca identifies operating segments (Chile and Colombia) used by the Executive Committee to analyze and make decisions regarding operating, financing and investment matters, based on the following elements:

(1)	The nature of the products and services;

(2)	The nature of the processes;

(3)	The type or class of customer for their products and services;

(4)	The methods used to distribute their products or provide their services; and

(5)	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

The Executive Committee manages these segments using an in-house system of internal profitability reports and reviews its segments on the basis of the operating results and uses efficiency, profitability and other indicators to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in New York and Colombia.

More information on each segment is presented in Note 4 Reporting Segments.

j)	Operations with repurchase and resale agreements

Transactions with resale agreements are entered into as a form of investment. Under these agreements, financial instruments are sold, which are included as assets under “Investments under resale agreement”, which are valued according to the effective interest rate of the agreement.

There are also sales transactions with a repurchase agreement as a form of financing. In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan, form part of the investment items of “Financial instruments at fair value through profit or loss” or “Financial instruments at fair value through profit or loss”. The obligation to repurchase the investment is classified in the liability as “repurchase agreements and securities loans”, recognizing interest and adjustments accrued as of the closing date.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-17

Note 1 – General Information and Summary of Significant Accounting Policies, continued

k)	Classification and measurement of financial instruments – under IFRS 9 (first adoption)

Financial instruments must be classified and measured in accordance with IFRS 9 starting from January 1, 2018, which established guidance for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

I.	Classification of financial instrument

i)	Classification of financial assets

Financial assets are classified into a measurement category based on both the Bank’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

Contractual cash flow assessment determine if the cash flows from the financial asset meet the SPPI (solely payment of principal and interest) criterion, i.e. whether the contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest. Principal is the fair value of the financial assets at initial recognition, and interest is the consideration for the time value of money, the credit risk associated with the principal outstanding, and also may include liquidity risk, administrative cost and profit margin.

For classification process the Bank perform the SPPI test, which assesses the contractual term to identify whether they meet SPPI criterion, the contract is a basic lending arrangement. The Bank applies judgment and considers relevant factors such as currency in which the financial asset is denominated, and period for which the interest rate is set.

Business model refers to how the Bank manages its financial assets in order to generate cash flows. The Bank determined its business model on initial application of IFRS 9 at the level that best reflects how it manages groups of financial assets to achieve its business objective.

The Bank’s business model represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument, but at a higher level of aggregated portfolio and is based on observable factors such as: risks that affect the performance of business model; how business managers are compensated; how the performance of business model is assessed and reported to Management.

In addition, the Banks’s business model is not assessed on an instrument-by- instrument basis, but at a higher level of aggregated portfolio and is based on observable factors such as: performance of the financial assets, the risk that affect the performance, and the expected frequency, value and timing of sales, among others.

In accordance with IFRS 9 the business models are:

•

Held to collect business model (HTC) - financial assets that are held within a business model whose objective is to hold assets in order to collect contractual cash flows are managed to realize cash flows by collecting contractual payments over the life of the instrument, under this business model sales made when there is an increase in the credit risk, or to manage credit concentration risk are not inconsistent with a business model whose objective is to hold financial assets to collect contractual cash flows.

•

Held to collect and sell (HTC&S) - financial assets under this business model achieve the objective by both collecting contractual cash flows and selling financial assets, then involve a greater frequency and value of sales than HTC business model.

•

Other business model - financial assets held in this business has the objective of realizing cash flows through the sale of the assets. The Bank makes decisions based on the assets’ fair values and manages the assets to realize those fair values.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-18

Note 1 – General Information and Summary of Significant Accounting Policies, continued

ii)	Reclassification

Reclassification of financial assets is required if, and only if, the objective of the Bank’s business model for managing those financial assets changes. Financial liabilities cannot be reclassified.

II.	Measurement of financial instruments

i)	Initial measurement

On initial recognition, financial assets and financial liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments not at fair value through profit or loss, transaction costs of financial assets and financial liabilities carried at fair value are expensed in profit or loss.

ii)	Subsequent measurement- financial assets

After initial recognition, the Bank shall measures a financial asset at:

(a)	Amortized cost

Financial assets that are held in a business model to collect the contractual cash flows and contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at amortized cost.

The effective interest method is used in the calculation of the amortized cost of a financial asset or a financial liability and in the allocation and recognition of the interest revenue or interest expense in profit or loss over the relevant period. The effective interest rate (EIR) is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortized cost of a financial liability.

(b)	Fair value through other comprehensive income (FVOCI)

Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling, and that contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at FVOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognized in other comprehensive income, until the assets are sold. Upon disposal, the cumulative gain and losses in OCI are recognized in the income statements.

(c)	Fair value through profit or loss (FVTPL)

Financial assets that do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial assets, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling.

Financial assets held for trading are recognized at fair value through profit or loss, likewise derivatives contracts for trading purposes.

For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognized in profit or loss. Gains or losses on derecognition of these equity instruments are not transferred to profit or loss.

iii)	Subsequent measurement- financial liabilities

After initial recognition, the Bank shall measure a financial liability at amortized cost, except for derivatives that are measured at fair value through profit or loss.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-19

Note 1 – General Information and Summary of Significant Accounting Policies, continued

III.	Derecognition of financial assets and liabilities

Financial assets are derecognized when, and only when:

•	the contractual rights to the cash flows from the financial asset expire, or

•

the Bank transfers substantially all the risks and rewards of ownership of the financial asset, and therefore the Bank derecognizes the financial asset and recognize separately any rights and obligations created or retained in the transfer.

In some cases, the Bank enters into transactions for which it retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligation to pay the cash flows in an arrangement that meets all the conditions required, i.e. the Bank only transfers collected amounts from original assets, selling or pledging original assets is prohibited, and the Bank has the obligation to remit cash flows collected without material delay.

When a financial asset is sold and the Bank simultaneously agrees to repurchase it (or an asset that is substantially the same) at a fixed price on a future date, the Bank continues to recognize the financial assets in their entirety in the statements of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price.

Financial liabilities are derecognized when, and only when, they are extinguished, cancelled or expired.

IV.	Contingent loans

The Bank issues contingent loans (including letters of credit, foreign letters of credit and performance guarantee) and loan commitments.

Contingent loans and undrawn loan commitments are commitments under which, over the duration of the commitment, the Bank is required to provide a loan with pre-specified term to the customer.

The nominal contractual loan value, when the loan agreed to be provided is on market terms, is not recorded in the statements of financial position. The related expected credit losses allowances are disclosed in Note 19.

V.	Offsetting

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. As of December 31, 2018, the Bank does not have balance offsetting of financial instruments.

l)	Classification and measurement of financial instruments – under IAS 39 (for years ended up to December 31, 2017)

I.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest in the assets of an entity deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the changes in an underlying observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-20

Note 1 – General Information and Summary of Significant Accounting Policies, continued

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

II.	Classification of financial assets for measurements purposes

Financial assets were classified into the following specified categories: trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments (AFS)’ and ‘loans and accounts receivable from customers’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular purchases or sales of financial asset were recognized and derecognized on a trade basis.

Regular way purchases or sales of financial assets required delivery of the asset within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income was recognized on an effective interest basis for loans and accounts receivables other than those financial assets classified as at fair value through profit or loss.

Trading investment

Financial assets were classified as FVTPL when the financial asset is either held for trading or they are designated as at fair value through profit or loss.

A financial asset was classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets at FVTPL were stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and was included in the ‘net income (expense) from financial operations’ line item.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-21

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Held to maturity investments

Held-to-maturity investments were non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank had the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments were measured at amortized cost using the effective interest method less any impairment.

Available for sale investments (AFS investments)

AFS investments were non-derivatives that were either designated as AFS or were not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that were traded in an active market were classified as AFS and were stated at fair value at the end of each reporting period. The Bank also had investments in financial instruments that were not traded in an active market but that were also classified as AFS investments and stated at fair value at the end of each reporting period (because the Bank considered that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments were recognized in profit or loss.

Other changes in the carrying amount of available for sale investments were recognized in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment was disposed of or it was determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve was reclassified to profit or loss.

Dividends on AFS equity instruments were recognized in profit or loss when the Bank’s right to receive the dividends was established.

The fair value of AFS monetary financial assets denominated in a foreign currency was determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that were recognized in profit or loss were determined based on the amortized cost of the monetary asset.

Loans and accounts receivable from customers

Loans and accounts receivable from customers were non-derivative financial assets with fixed or determinable payments that were not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) were measured at amortized cost using the effective interest method, less any impairment.

Interest income was recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

III.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets were classified by their nature into the following line items in the Consolidated Financial Statements:

•

Cash and deposits in banks: this line included cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item.

•

Cash items in process of collection: this item represented domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-22

Note 1 – General Information and Summary of Significant Accounting Policies, continued

•

Trading investments: this item included financial instruments held for trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

•	Investments under resale agreements: included balances of financial instruments purchased under resale agreement.

•

Interbank loans: this item included the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

•

Loans and accounts receivables from customers: these loans were non-derivative financial assets for which fixed or determined amounts are charged, that were not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank was the lessor in a lease, and it substantially transferred the risks and rewards incidental to the leased asset, the transaction was presented in loans and accounts receivable from customers while the leased asset is derecognized in the Bank’s statements of financial position.

•

Investment instruments: were classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification included only those instruments for which the Bank had the ability and intent to hold to maturity. The remaining investments were treated as available for sale.

IV.	Classification of financial liabilities for measurement purposes

The Bank classified all financial liabilities as subsequently measured at amortized cost, except for:

Financial liabilities at FVTPL

As of December 31, 2017 the Bank did not maintain financial liabilities at FVTPL.

Other financial liabilities

Other financial liabilities (including interbank borrowings, issued debt instruments and other payables) were initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

V.	Classification of financial liabilities for presentation purposes

The financial liabilities were classified by their nature into the following line items in the consolidated statements of financial position:

•

Deposits and other on- demand liabilities: this included all on-demand obligations except for term savings accounts, which were not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period were deemed to be on-demand obligations. Operations which became callable the day after the closing date were not treated as on-demand obligations.

•

Cash items in process of being cleared: this represented domestic transactions in the process of transfer through a central domestic clearing house or international transactions which may be delayed in settlement due to timing differences, etc.

•

Obligations under repurchase agreements: this included the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank did not record in its own portfolio instruments acquired under repurchase agreements.

•	Time deposits and other time liabilities: this showed the balances of deposit transactions in which a term at the end of which they became callable has been stipulated.

•

Interbank borrowings: this included obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

•	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

•

Other financial liabilities: this item included credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-23

Note 1 – General Information and Summary of Significant Accounting Policies, continued

VI.	Offsetting of financial instruments

Financial asset and liability balances were offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there was a legally enforceable right to offset the recorded amounts and the Bank intended either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of December 31, 2017 the Bank did not have balance offsetting of financial instruments.

VII.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets was determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i. If the Bank transferred substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor did not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset was derecognized from the Consolidated Statements of

Financial Position and any rights or obligations retained or created in the transfer were simultaneously recorded.

ii. If the Bank retained substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertake to return the same or similar assets, and other similar cases, the transferred financial asset was not derecognized from the Consolidated Statements of Financial Position and continued to be measured by the same criteria as those used before the transfer.

However, the following items were recorded:

•	An associated financial liability for an amount equal to the consideration received; this liability was subsequently measured at amortized cost.

•	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii. If the Bank neither transferred nor substantially retained all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that was not deeply in or out of the money, securitization of assets in which the transferor retained a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction was made:

a. If the transferor did not retain control of the transferred financial asset: the asset was derecognized from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer were recognized.

b. If the transferor retained control of the transferred financial asset: it continued to be recognized in the Consolidated Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability was the amortized cost of the rights and obligations retained, if the transferred asset was measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset was measured at fair value.

Accordingly, financial assets were only derecognized from the Consolidated Statements of Financial Position when the rights over the cash flows they generated have terminated or when all the inherent risks and rewards of ownership had been substantially transferred to third parties. Similarly, financial liabilities were only derecognized from the Consolidated Statements of Financial Position when the obligations specified in the contract were discharged or cancelled or the contract matured.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-24

Note 1 – General Information and Summary of Significant Accounting Policies, continued

m)	Derivatives and hedging activities

The Bank has elected to continue applying the hedge accounting requirements of IAS 39 on adoption of IFRS 9.

The Bank has not provided comparative information for prior periods on the date of initial application of IFRS 9 for the new disclosures introduces by IFRS 9 as a consequential amendment to IFRS 7, as permitted by IFRS 7 paragraph 44z.

For presentation purposes, derivatives are presented in accordance with its positive or negative fair value as assets or liabilities, respectively, and include trading and hedging instruments separately (see Note 8).

Hedging transactions

The Bank has elected to continue applying the hedge accounting requirements in IAS 39 instead of the requirements of IFRS 9, thus the Bank uses financial derivatives for the following purposes:

i. to sell to customers who request these instruments in the management of their market and credit risks;

ii. to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and

iii. to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a. For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statements of Income.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-25

Note 1 – General Information and Summary of Significant Accounting Policies, continued

b. For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments within “Interest income and expense”, and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statements of Income under “Net income (expense) from financial operations”.

c. For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.

d. The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statements of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the conditions described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, where applicable.

Sources of hedge ineffectiveness may arise from basis risk, including but not limited to the discount rates used for calculating the fair value of derivatives, hedges using instruments with a non-zero fair value, and notional and timing differences between the hedged items and hedging instruments.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statements of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statements of Income.

n)	Fair value measurement

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured pursuant to the following criteria:

i. Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for loans and accounts receivable from customers.

“Fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability.

Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-26

Note 1 – General Information and Summary of Significant Accounting Policies, continued

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value previously described. This value is compared to the valuation as at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset. If the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price.

The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Statements of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank’s own risk. The Credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed by each counterparty. The CVA is calculated taking into account potential exposure to each counterparty in each future period. The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Bank’s own risk assumed by its counterparties in OTC derivatives. As of December 31, 2018, CVA and DVA amount to MCh$38,821 and MCh$340, respectively (MCh$53,398 and MCh$1,369 as of December 31, 2017, respectively and MCh$51,997 and MCh$1,247 as of December 31, 2016, respectively).

ii. Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank’s management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-27

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The main techniques used as of December 31, 2018 and 2017 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i. In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black- Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii. In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

o)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i. Interest revenue, interest expense, and similar items

Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or ‘stage 3’), for which interest revenue is calculated by applying the effective interest rate to their amortized cost (i.e. net of the ECL provision).

ii. Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statements of Income using criteria established in IFRS 15 “Revenue from contracts with customers”. See disclosure in Note 2 relating adoption and impact of IFRS 15.

Under IFRS 15, the Bank recognizes revenue when (or as) satisfied a performance obligations by transferring a service (i.e. an asset) to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-28

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The main revenues arising from commissions, fees and similar items correspond to:

•	Fees and commissions for lines of credits and overdrafts: includes accrued fees related to granting lines of credit and overdrafts in checking accounts.

•	Fees and commissions for guarantees and letters of credit: includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.

•	Fees and commissions for card services: includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards

•	Fees and commissions for management of accounts: includes accrued commissions for the maintenance of checking, savings and other accounts

•	Fees and commissions for collections and payments: includes income arising from collections and payments services provided by the Bank.

•	Fees and commissions for intermediation and management of securities: includes income from brokerage, placements, administration and securities’ custody services.

•	Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.

•	Other fees and commissions: includes income arising from currency changes, financial advisory, cashier check issuance, placement of financial products and online banking services.

The main expenses arising from commissions, fees and similar items correspond to:

•	Compensation for card operation: includes commission expenses for credit and debit card operations related to income commissions’ card services.

•	Fees and commissions for securities transactions: includes commissions’ expense for deposits, securities custody service and securities’ brokerage.

•	Other fees and commissions: includes mainly expenses generated from online services.

The Bank has incorporated disaggregated revenue and expense disclosures and reportable segment relationship in Note 28.

Additionally, the Bank maintains certain loyalty programs associated to its credit cards services, for which it has deferred a percentage of the consideration received in the statements of financial position to comply with its related performance obligation, or has liquidated on a monthly basis as far they arise.

Revenue recognition accounting and disclosures for the year 2017 and 2016, was under IAS 18 “Revenue recognition”, fees and commission income and expense were recognized in according to their nature. The main criteria was:

•	Fee and commission income and expenses on financial assets and liabilities were recognized when they are earned.

•	Those arising from transactions or services that were performed over a period of time, were recognized over the life of these transactions or services.

•	Those relating to services provided in a single transaction were recognized when the single transaction was performed.

iii. Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to the Consolidated Statement of Income over the term of the loan. In the case of commitment fees these are immediately recorded in the Consolidated Statement of Income when it is unlikely that a specific lending arrangement will be entered into and the loan commitment is not measured at FVTPL.

p)	Impairment

Assets are acquired or purchased based on the future economic benefits they produce. Accordingly, impairment is recorded when the carrying amount of those assets is lower than the recoverable amount, Assets are subject to impairment tests in order to properly reflect the future economic benefits that assets are capable to produce when used by the Bank.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-29

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank assesses on a forward-looking basis the expected credit losses (ECL) associated with its debt instrument assets carried at amortized cost and FVOCI and with the exposure arising from loan commitments and financial guarantee contracts. The Bank recognizes a loss allowance for such losses at each reporting date. The measurement of ECL reflects:

•	An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;

•	The time value of money; and

Reasonable and supportable information that is available without undue cost or effort at the repotting date about past events, current conditions and forecasts of future economic conditions.

The Bank follows the criteria described below in order to assess impairment, when applicable:

(i)	Financial assets

A financial asset, other than those recorded at fair value through profit and loss, is evaluated on each financial statement reporting date in order to determine whether objective evidence of impairment exists. At the end of each reporting period the Bank assesses if objective evidence exist for a financial asset or group of financial assets to be impaired.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Objective evidence for an asset or group of assets to be impaired includes the following events that cause losses: (i) significant financial difficulties of the issuer or debtor; (ii) noncompliance of the terms of the contract; (iii) the lender, due to economic or legal reasons related to financial difficulties of the debtor, grants waivers or give unusual conditions that will not be granted in normal circumstances; (iv) it is probable that the debtor is in bankruptcy or in another form of financial reorganization; (v) there is no longer a market for the financial asset due to financial difficulties; or (vi) observable data indicates that since initial recognition of a group of financial assets there is a decrease in the estimated future cash flows regardless of individual identification for each asset, including data about: (a) adverse changes in the payment behavior of debtors in the group; or (b) local or national economic conditions correlated to non-compliant in the group.

Individually significant financial assets are individually assessed to determine their impairment. The remaining financial assets are collectively evaluated in groups that share similar credit risk characteristics.

Impairment loss for available for sale investments is calculated as the difference between the acquisition cost (net of any principal reimbursement) and the current fair value less any impairment loss previously recorded in income. For equity investments classified as available for sale investment, objective evidence includes a significant and extended decrease under the initial fair value of the invested amount. In the case of debt instruments classified as available for sale investments, the Bank assess if objective evidence for impairment exist based on the criteria used for assessing loans impairment losses.

If impairment evidence exists, any amount previously recorded in equity is transferred from equity to the Consolidated Statement of Income, presented as available for sale investments net gains or losses. This amount is calculated as the difference between acquisition cost (net of any amortization and reimbursement) and the current fair value of the asset, less any impairment loss on the investment previously recorded in the Consolidated Statement of Income.

In respect to equity financial investments, impairment losses previously recognized in the Consolidated Statement of Income are not reversed through income. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under available for sale investments as part of “Valuation accounts”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-30

Note 1 – General Information and Summary of Significant Accounting Policies, continued

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss. The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income.

(ii)	Non-financial assets

The Bank’s non-financial assets, are reviewed at each reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Goodwill impairment is not reversed.

The Bank shall assess at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased.

If any such indication exists, the entity shall estimate the recoverable amount of that asset.

In assessing whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased, an entity shall consider, as a minimum, external sources of information, such as there are observable indications that the asset’s value has increased significantly during the period; significant changes with a favorable effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which the asset is dedicated; market interest rates or other market rates of return on investments have decreased during the period, and those decreases are likely to affect the discount rate used in calculating the asset’s value in use and increase the asset’s recoverable amount materially and internal sources of information such as significant changes with a favorable effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, the asset is used or is expected to be used. These changes include costs incurred during the period to improve or enhance the asset’s performance or restructure the operation to which the asset belongs.

In the case of goodwill and indefinite useful life intangible assets or not yet available for use the recoverable amount is estimated at least annually.

When impairment exists the carrying amount of the asset shall be reduced to its recoverable amount if, and only if, the recoverable amount of an asset is less than its carrying amount. This reduction is an impairment loss.

An impairment loss shall be recognized immediately in profit or loss, unless the asset is carried at revalued amount in accordance with another standard. Any impairment loss of a revalued asset shall be treated as a revaluation decrease in accordance with that other standard.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-31

Note 1 – General Information and Summary of Significant Accounting Policies, continued

When the amount estimated for an impairment loss is greater than the carrying amount of the asset to which it relates, an entity shall recognize a liability if, and only if, that is required by another standard. After the recognition of an impairment loss, the depreciation (amortization) charge for the asset shall be adjusted in future periods to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life.

If an impairment loss is recognized, any related deferred tax assets or liabilities are determined in accordance with IAS 12 “Income Taxes” by comparing the revised carrying amount of the asset with its tax base.

Impairment losses recognized in previous years are assessed at the end of each reporting period in order to identify any indication for impairment reduction or disappearance. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

(iii)	Goodwill

Goodwill is tested annually in order to determine if impairment losses exist and whenever there is an indication that the carrying value may be impaired. The impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. An impairment loss is recognized when the recoverable amount of the CGU is less than its carrying amount.

For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units irrespective of whether other assets or liabilities of the acquire are assigned to those units or groups of units. An impairment loss recognized for goodwill shall not be reversed in a subsequent period.

According to IAS 36 “Impairment of Assets” the annual impairment test for a cash-generating unit to which goodwill has been allocated or for intangible assets with indefinite useful lives may be performed at any time during an annual period, provided the test is performed at the same time every year. Different cash-generating units may be tested for impairment at different times.

q)	Property, plant and equipment

Items of property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and impairment, if any.

In addition to the price paid to acquire each item, the cost also includes, where applicable, the capitalized cost. The capitalized cost includes expenses attributed directly to the asset acquisition and any other costs directly attributable to the process of placing the asset in conditions to be used.

When some part of an item of the plan and equipment are measured has a different useful life to that fixed asset, it is recognized as a separate component (significant components of plan and equipment are measured).

This item includes the amounts of property, land, furniture, vehicles, technological equipment and other facilities own by the consolidated entities or acquired under financial leases. These assets are classified based on their use in:

(i)	Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount). For accounting purposes, acquisition cost of the received asset is considered to be its net amount.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-32

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation. Property, plant and equipment in leased properties are depreciated over the shorter period of time between their useful lives or the term of the lease, unless it is certain that the Bank will acquire the property at the end of the lease.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

(ii)	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

r)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights or it is separable. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank. The cost of intangible assets acquired in a business combination correspond to its fair value at the acquisition date.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

An entity shall assess whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset shall be regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

The accounting for an intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized over its useful life, and it is reviewed in order to determine if the asset is impaired, the amortization period and the amortization method shall be reviewed at least at each financial year-end. An intangible asset with an indefinite useful life are not amortized and the entity tests for impairment by comparing its recoverable amount with its carrying amount annually and whenever there is an indication that the intangible asset may be impaired.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

(i)	Software

The software acquired by the Bank is recognized at cost less the accumulated amortization and impairment, if any.

The expenses in software developed internally are recorded as assets when the Bank is capable of proving its intention and ability to complete development, when internal use will generate future economic benefits, and when the cost of completing its development can be reliably measured. The capitalized costs of the software developed internally include all the direct costs attributable to the development of the software, and it is amortized over the course of its useful life. Software developed internally is recorded at cost less the accumulated amortization and losses from impairment.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-33

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The subsequent expenditures associated with the asset are capitalized only when future economic benefits from them will flow to the entity. The rest of the expenditures are recognized in income. Intangible assets are amortized on a straight-line basis over their estimated useful life; starting on the date it is ready for use.

(ii)	Generated in a business combination

According to IFRS 3 “Business combinations”, when an intangible asset is acquired or generated in a business combination it cost will be the fair value at the acquisition date. The fair value of an intangible asset represents expectations of market participants at the acquisition date over the probability that future economic benefits from the asset will flow to the entity. In other words, the entity expects that economic benefits flows to it, even though there is uncertainty about the date or the amount of them.

As set forth by IAS 38 “Intangibles Assets” and IFRS 3 “Business combinations”, the acquirer will recognize an intangible asset from the acquiree at the acquisition date separately from Goodwill independently if the asset was previously recognized by the acquiree before the business combination.

In connection with the aforementioned, the business combination between Itaú Chile y Corpbanca gave rise to intangible assets and Goodwill as indicated in Note 13 “Intangible Assets”.

(iii)	Other identifiable intangibles

Correspond to those intangible assets that can be identified, the Bank controls them, can be reliably measured and it is probable that future benefits will flow to the Bank.

s)	Factoring transactions

The Bank performs operations with their clients, in which they receive invoices and other credit representative trading instruments with or without recourse to the transferor, anticipating a percentage of the total amount receivable of the borrower upon collection. These transactions are valued at the disbursed amounts by the Bank in exchange for invoices or other credit representative trading instruments.

The price differences between the disbursed amounts and the nominal amount of the documents are recorded in the Consolidated Statement of Income as interest income applying the effective interest rate method, over the term of the transaction. The responsibility of payment remains with the client (assignor).

t)	Leasing transactions

Accounts receivable for lease contracts, included as “Loans and accounts receivable form customers” correspond to installments for contracts that qualify as financial leases and are presented at nominal amounts net of unearned interest at year end. When the Bank is the lessor in a lease contract and transfers substantially all risks and rewards of the asset, the transaction is included as a loan.

Leased assets between consolidated entities are considered as assets for own use in the Consolidated Financial Statements.

(i)	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

The Bank recognized as lending to third parties under “Loans and accounts receivable from customers” in the Consolidated Statement of Financial Position the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-34

Note 1 – General Information and Summary of Significant Accounting Policies, continued

When consolidated entities act as lessees, the leased assets are classified based on their nature in the Consolidated Statement of Financial Position, and recognizing an asset and liability at the same amount (the lower between the fair value of the leased property and the present value of the minimum lease payments, plus purchase option). These assets are depreciated in accordance with property, plant and equipment for own use criteria.

In both cases, income and expenses arising from these contracts are recorded under “Interest income” and “Interest expense”, respectively, in Consolidated Statement of Income to achieve constant return rate over the lease term.

(ii)	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as lessor, the leased assets are classified at their acquisition cost under “Property, plant and equipment”. The depreciation criterion for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative expenses” in the Consolidated Statement of Income.

u)	Expected credit losses allowance – under IFRS 9

Starting from January 1, 2018, the Bank replaced the “incurred loss” model of IAS 39 with an “expected credit loss (ECL)” model established by IFRS 9. The new impairment model applies to all financial assets measured at amortized cost and debt securities measured at fair value through other comprehensive income (FVOCI), including commitment and contingent loans. Investments in equity are outside of the scope of the new impairment requirements.

The Bank accounted ECL related to financial assets measured at amortized cost as a loss allowance in the statements of financial position, but the carrying amount of these assets is stated net of the loss allowance. ECL related to contingent loans is accounted for as a provision in the statements of financial position. The Bank recognizes in profit or loss, as an impairment gain or loss, the amount of ECL (or reversal) that was required to adjust the loss allowance at the reporting date to the amount that is required to be recognized in accordance IFRS 9, for financial assets measured at amortized cost and contingent loans.

The new model uses a dual measurement approach, under which the loss allowance is measured as either:

•	12-month expected credit losses

•	Lifetime expected credit losses

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-35

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank has defined default on an individual or collective basis as follows:

•	Individual: when exposure is more than 89 days past due, it has been restructured, it is in judicial collection, or it has been written-off.

•	Collective: when exposure is more than 89 days past due, it has been restructured, or has been identified as impaired by an internal risk committee.

For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors.

An instrument is considered to be no longer in default when it no longer meets the default criteria for a consecutive period between 4-11 months, depending on the type of loan.

The ECL measurement basis depends on whether there has been a significant increase in credit risk since initial recognition. Based on changes in credit quality since initial recognition, IFRS 9 outlines a “three-stage” model impairment in accordance with the following diagram:

Change in credit quality since initial recognition
Stage 1	Stage 2	Stage 3
Initial recognition	Significant increase in credit risk (“SICR”) since initial recognition	Credit impaired assets

12-month expected credit losses	Lifetime expected credit losses	Lifetime expected credit losses

The Bank, at the end of each reporting period, evaluates whether a financial instrument’s credit risk has significantly increased since initial recognition or whether an asset is considered to be credit-impaired, and consequently classify financial instrument in the respective stage:

•

Stage 1: When loans are first recognized, the Bank recognizes an allowance based on 12 months ECL. Stage 1 loans also include facilities where the credit risk has improved and the loan has been returned to Stage 1.

•

Stage 2: When a loan has shown a significant increase in credit risk since origination, the Bank records an allowance based on lifetime ECL. Stage loans also include facilities where the credit risk has improved and the loan has been returned to stage 2.

•	Stage 3: Loans considered credit-impaired. The Bank records an allowance based on lifetime ECL, setting the Probability of Default (“PD”) at 100%.

The Banks assessment of a SICR and the calculation of ECL both incorporate forward-looking information. The Bank performs historical analysis and identify the key economic variables that impacts credit risk and ECL for each portfolio. These can include GDP, inflation, interest rates, and unemployment, among others. Where applicable, we incorporate these economic variables and their associated impacts into our models.

Credit risk assessment and forward looking information (including macro-economic factors), includes quantitative and qualitative information based on the Bank’s historical experience, some examples are:

a. Financial or economic conditions that are expected to cause a significant change in the borrower’s ability to meet its debt obligations

b. An actual or expected internal credit rating downgrade for the borrower or decrease in behavioral scoring

c. An actual or expected significant change in the operating results of the borrower.

d. Significant increases in credit risk on other financial instruments of the same borrower.

e. Significant changes in the value of the collateral supporting the obligation or in the quality of third-party guarantees or credit enhancements.

f. Reductions in financial support from a parent entity or other affiliate.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-36

Note 1 – General Information and Summary of Significant Accounting Policies, continued

g. Expected changes in the loan documentation including an expected breach of contract that may lead to covenant waivers or amendments, interest payment holidays, interest rate step-ups, requiring additional collateral or guarantees, or other changes to the contractual framework of the instrument.

The Bank has considered that if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial credit recognition, but is not an absolute indicator. The bank did not rebut the backstop presumption of IFRS 9 relating to SICR or default.

i.	Expected credit loss measurement

The ECL are the probability-weighted estimate of credit losses, i.e. the present value of all cash shortfalls. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. The three main components to measure the ECL are:

PD: The Probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognized and is still in the portfolio.

LGD: The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral.

EAD: The Exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdown on committed facilities, and accrued interest from missed payments.

For measuring 12-month and lifetime ECL, cash shortfalls are identified as follows:

•

12-month expected credit losses: the portion of lifetime expected credit losses that represents the expected credit losses that result from default events on the financial instruments that are possible within the 12 months after the reporting date.

•	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.

The Bank considered a multi-factor analysis to perform credit risk analysis. The type of portfolio or transactions, and whether individually or collectivelly assessed.

The Bank divides its portfolio in commercial loans, mortgage loans, consumer loans and contingent loans.

The Bank assesses individually whether objective evidence of impairment exists for loans that are individually significant, then collectively assesses loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment available under individually assessment.

ii. Contingent loans

The Bank enters into various irrevocable loan commitments and contingent liabilities. Even though these obligations may not be recognized on the statements of financial position, they contain credit risk and, therefore, form part of the overall risk of the Bank.

When the Bank estimates the ECL for contingent loans, it estimates the expected portion of the loan commitment that will be drawn down over its expected life.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-37

Note 1 – General Information and Summary of Significant Accounting Policies, continued

iii. Forward looking information

The ECL model includes a broad range of forward looking information as economic inputs, such as:

•	GDP growth

•	Unemployment rates

•	Central Banks interest rates

•	Real estate prices

iv. Modifications of financial assets

When a loan measured at amortized cost has been renegotiated or modified but not derecognized, the Bank recognizes the resulting gains or losses as the difference between the carrying amount of the original loans, and modified contractual cash flows discounted using the EIR before modification.

For ECL estimation purposes of financial assets that have been modified, the Bank is required to distinguish between modification that result in derecognition from those that does not result in derecognition. If the modification does not result in derecognition, then the subsequent assessment of whether there is a significant increase in credit risk is made comparing the risk at the reporting date based on the modified contractual term and the risk at initial recognition based on the original, unmodified contractual term.

If the modification results in derecognition, then the modified asset is considered to be a new asset. Accordingly, the date of modification is treated as the date of initial recognition for the purposes of the impairment requirements.

v. Collateral

The Banks seeks to use collateral to mitigate its credit risks on financial assets, where possible. Types of collateral are cash, securities, letters of credit, real estate and inventories. The Bank’s accounting policy for collateral assigned to it through its lending arrangements under IFRS 9 is the same is it was under IAS 39. Collateral, unless repossessed, is not recorded on the Bank’s statements of financial position. However, the fair value of collateral affects the calculation of ECLs. The main collateral associated to mortgage loans are real estate, which are valued based on data provided by specialized third parties.

The estimation of ECL reflects the cash flows expected from collateral and other credit enhancement that are part of the contractual terms of the financial instruments.

According to the Bank’s policy when an asset (real estate) is repossessed, it is transferred to assets held for sale at its fair value less cost to sell and classified as non-financial assets at the repossession date.

i) Guarantees

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it occurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instruments. Such financial guarantees are given to banks, financial institutions and others on behalf of customers to secure loans, overdrafts and other banking facilities.

Financial guarantee contracts are initially measured at fair value and subsequently measured at the higher of:

•	The amount of the loss allowance (calculated as described in note 28); and

•	The premium received on initial recognition less income recognized in accordance with the principles of IFRS 15.

Loan commitments provided by the Bank are measured as the amount of the loss allowance (calculated as described in note 28). The Bank has not provided any commitment to provide loans at a below-market interest rate, or that can be settled net in cash or by delivering or issuing another financial instrument.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-38

Note 1 – General Information and Summary of Significant Accounting Policies, continued

For loan commitments and financial guarantee contracts, the loss allowance is recognized as a provision. However, for contracts that include both a loan and an undrawn commitment and the Bank cannot separately identify the expected credit losses on the undrawn commitment component from those on the loan component, the expected credit losses on the undrawn commitment are recognized together with the loss allowance for the loan. To the extent that the combined expected credit losses exceed the gross carrying amount on the loan, the expected credit losses are recognized as a provision.

vi. Charge-offs

The gross carrying amount of a financial asset is reduced when there is no reasonable expectation of recovery. A charge-off constitutes a derecognition event of the corresponding loan transaction in its entirety, and therefore, include portions not past-due for installments loans or leasing operation (no partial charge-off).

Subsequent recoveries of amounts previously charge-off are credited to the income statements, as recovery of loans previously charged-off, as a deduction from provisions for loan losses.

Loan and accounts receivable charge-offs are recorded for overdue and current installments based on the time periods expired since reaching overdue status, as described below:

Type of loan	Term

Consumer loans with or without collateral

Other transactions without collateral

Commercial loans with collateral

Mortgage loans

Consumer leasing

Other non-mortgage leasing transactions

Mortgage leasing (household and business)

6 months 24 months 36 months 48 months 6 months 12 months 36 months

v)	Allowance for loan losses – under IAS 39

Up to December 31, 2017, the Bank established allowances to cover incurred losses on loans and account receivables from customers in accordance with its internal models and risk assessment.

The Bank performed an assessment of the risk associated with loans and accounts receivable from customers to determine their allowance for loan losses as described below:

•

Individual assessment - represented cases where the Bank assesses a debtor as individually significant, or when he/she could not be classified within a group of financial assets with similar credit risk characteristics, due to their size, complexity or level of exposure.

•

Group assessment - a group assessment was relevant for analyzing a large number of transactions with small individual balances from individuals or small companies. The Bank grouped debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis.

The Bank models determined allowances and provisions for loan losses according to the type of portfolio or transactions. Loans and accounts receivables from customers were divided into three categories:

i. Commercial loans,

ii. Mortgage loans, and

iii. Consumer loans.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-39

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The models used to determine credit risk allowances are described as follows:

I. Allowances for individual assessment

An individual assessment of commercial debtors was necessary in the case of companies which, due to their size, complexity or level of exposure regarding the entity, must be known and analyzed in detail.

For the purposes of establishing its provisions, the Bank assigned a risk category to each debtor, their loans and contingent loans. The risk factors considered were: industry or economic sector of the borrower, owners or managers of the borrower, their financial situation and payment capacity, and payment behavior.

For individually analyzed commercial loans, we used a risk classification process that combined parametrical variables with expert judgment, to assign risk categories to each individually analyzed customer. This process considered financial risk factors such as profitability, payment ability and financial indebtedness, and qualitative risk factors such as the economic sector in which the customer develops its activities, the management and experience of the owners, and its historical payment behavior.

As a result of this classification process, we differentiated the normal loans from the impaired ones, identifying three mayor categories:

1. Customers classified in risk categories A1, A2, A3, A4, A5 or A6. These customers were current or have less than 30 days overdue on their payment obligations and showed no significant signs of deterioration in their credit quality.

2. Customers classified in risk categories B1, B2, B3 or B4. These customers were overdue between 30 and 89 days on their payment obligations, thus showing a certain level of deterioration in their credit quality.

3. Customers classified as C1, C2, C3, C4, C5 or C6. This portfolio included customers whose loans with us have been in default (over 90) or were managed by a specialized collection area.

For loans classified as A1, A2, A3, A4, A5, A6, B1, B2, B3 and B4, we assigned a specific allowance percentage on an individual basis to each rating. The amount of the allowance for loan losses was determined based on debt servicing capacity, the company’s financial history, solvency and capacity of shareholders and management and projections for the industry sector in which the customer operates. There was a determined allowance percentage by group of customers with similar characteristics (i.e., A1, A2, A3, A4, A5, A6, B1, B2, B3 and B4).

Estimated Incurred Loan Loss = Allowance for Loan Losses

The Estimated Incurred Loan Loss (EIL) was determined by multiplying the risk factors as defined in the following equation:

EIL	=	EAD X PD X LGD X LIP
EAD	=	Exposure at Default
PD	=	Probability of Default
LGD	=	Loss Given Default
LIP	=	Loss Identification Period

Estimated Incurred Loss (EIL) meant the amount of impairment losses that were incurred, only if there was objective evidence that the estimated future cash flows of the financial asset or group of financial assets was impaired as a result of a loss event.

Exposure at Default (EAD) was the loan amount outstanding at the balance sheet date that was considered in the calculation and not any future movements and drawdowns.

Probability of Default (PD) meant the probability, expressed as a percentage that a customer will default within the next 12 months. This percentage was associated with the rating that given to each client.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-40

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Loss Identification Period (LIP) meant the period between the time at which the event occurred and the date when the entity identified it.

Loss Given Default (LGD) meant the effective loss rate given for default to customers in the same risk category, which was determined statistically based on the historical effective losses.

Allowances for loan losses for each C risk category were based mainly on the value of the collateral, adjusted for the estimated expenses associated with the recovery and asset sale discounted by the effective interest rate. The allowance percentage for each category was then based mostly on the level of collateral.

II. Allowances for group assessments

The Bank used the concept of estimation of incurred loss to quantify the allowances levels over the group-evaluated portfolios, considering the risk and the guarantees associated with each transaction.

Following the Bank’s definition, the Bank used a group evaluation to approach transactions that have similar credit risk features, which indicated the debtor’s payment capacity over the entire debt, principal and interests, pursuant to the contract’s terms. In addition, this allowed us to assess a high number of transactions with low individual amounts, whether they belong to individuals or SMEs (small and medium sized companies).

Therefore, debtors and loans with similar features were grouped together and each group has a risk level assigned to it.

These models were meant to be used mainly to analyze loans granted to individuals (including consumer loans, credit lines, mortgage loans and commercial loans) and commercial loans to small to middle-sized entities (SMEs).

Allowances were established using these models, taking into account the historical Impairment and other known circumstances at the time of evaluation. After this, a historical loss rate was assigned to each portfolio profile constituting each evaluated group.

Allowances for group-evaluated loans were established based on the credit risk of the profile to which the loan belongs. The method for assigning a profile was based on statistical building method, establishing a relation through logistic regression of various variables, such as payment behavior in the Bank, payment behavior outside the Bank, various sociodemographic data, among others, and a response variable that determined a client’s risk level, which in this case was 90 days of non-performance (the chosen features are relevant when calculating future cash flows per group of assets). Afterwards, common profiles were established and with differentiated default rates, applying the real historical loss the Bank had with that portfolio.

The different risk categories were constructed and updated periodically based on the payment behavior of the client’s profile to which they belong, as well as his or her sociodemographic characteristics. Therefore, when a customer had past due balance or has missed some payments, the outcome was that the customer will move to a different segment with a higher loss rate, therefore capturing current trends for each risk profile.

Allowance quantification, once the customers were classified, was the product of three factors: exposure (EXP), Probability of Non- Performance (PNP) and Severity (SEV), the same equation used for individual assessment mentioned above.

The estimated incurred loss rates for group-evaluated loans corresponded to charge-offs net of recoveries. The methodology established the period in which the estimated incurred loss for each risk profile emerges. Once the was considered as incurred, the estimated incurred loss rates were applied to the corresponding risk profile to obtain the net charge-off level associated with this period. The loss rates applied to each risk profile were based only on the historical net charge-off data for that specific profile within one of the four groups of loans (consumer loans, credit lines, mortgage loans and commercial loans). No other statistical or other information other than net charge-offs was used to determine the loss rates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-41

Note 1 – General Information and Summary of Significant Accounting Policies, continued

To determine the estimated incurred loss for commercial and mortgage loans collectively evaluated for impairment, we mainly analyzed the payment behavior of clients, particularly the payment behavior of clients with payments that are more than 90 days overdue, clients with other weaknesses, such as early nonperformance (i.e., payments that are past-due, though by less than 90 days), clients with modified loans and clients with renegotiated loans, as well as success in recovery against these clients. We also took into account whether the loan is supported by collateral.

In connection with mortgage loans, historical net charge-offs were considered in the model to calculate loss rates for loans collectively evaluated for impairment. The risk categories were such that when a customer has a past-due balance or has missed some payments, the outcome was that the customer will move to a different risk category with a higher loss rate, therefore capturing current trends of the customer and, when aggregate, current trends in the market.

Our models for loans analyzed on a group basis (consumer loans, residential mortgage loans and small-and-mid- sized commercial loans) were monitored on a monthly basis with respect to predictability and stability, using indicators that seek to capture the underlying need to update the models for current loss trends. Therefore, the periods of historical net charge-offs used in the allowance model may were more than a year old as we only updated the historical net charge-offs when our assessment of predictability and stability indicators determine it was necessary.

For allowances calculation purposes, guarantees were treated according to the following, as applicable:

1)

Collateral and guarantees. Could be considered when the legal documentation for the guarantee can be directly linked to specific loans in a way that the coverage was clear and the rights over the guarantor is unquestionable.

2)

Property guarantees. In order to apply the deduction method to determine recovery rates, valuation of property and other guarantees (mortgages or financial instruments guarantees) must reflect the net inflow that will be obtained in the assets sale, debts instruments or shares, in case of the debtor defaulting and a secondary source of payment is required. According to this, the recovery amount for a loan by guaranties execution corresponded to the present value of the amount if the asset was sold in current market conditions at disposal, minus expenses required to keep the asset in its current conditions and to sell them, all this in accordance with the Bank policies and terms established by Law for assets disposal.

3)

Financial guarantees. The adjusted fair value of this type of guarantees could be deducted from the exposition amount only when the guarantee can be established with the unique aim to guarantee compliance with the related loans.

Leased assets

Estimated losses when establishing allowances based on the assessment method corresponding to each debtor, considered the amount that would have been obtained if the leased asset was sold, taking into account any potential impairment for the assets in case of debtor’s default and the related recovery and relocation expenses.

Factoring operations

Establishing allowances for factoring operations considered as counterparty the entity ceding rights over the endorsed in favor of the Bank when the cession was recourse for the latter, and to the debtor when the cession has been made without recourse.

III. Charge-offs

As a general rule, charge-offs should be done when all collection efforts have been exhausted. These charge-offs consisted of derecognition from the Consolidated Statements of Financial Position of the corresponding loans transactions in its entirety, and, therefore, included portions not past due of a loan in the case of installments loans or leasing transactions (no partial charge-offs exist).

Subsequent payments obtained from charged-off loans were recognized in the Consolidated Statements of Income as a recovery of loans previously charged-off.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-42

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Loan and accounts receivable charge-offs were recorded for overdue and current installments based on the time periods expired since reaching overdue status, as described below:

Type of loan	Term

Consumer loans with or without collateral

Other transactions without collateral

Commercial loans with collateral

Mortgage loans

Consumer leasing

Other non-mortgage leasing transactions

Mortgage leasing (household and business)

6 months 24 months 36 months 48 months 6 months 12 months 36 months

IV. Recovery of loans previously charged off and accounts receivable from customers

Any payment agreement of an already charged-off loan did not give rise to income—as long as the operation was in an impaired status—and the effective payments received were accounted for as a recovery from loans previously charged-off.

Recovery of previously charged-off loans and accounts receivable from customers, were recorded in the Consolidated Statements of Income as a deduction from provisions for loan losses.

In accordance with our charge-off policy described in iii) above, we may subsequently recovered a portion of the amount charged-off (at 100%). The allowance for loan losses on our collectively evaluated loans incorporates an expected recovery rate based on historical information. At the time we charged-off the carrying amount of any loans which have been collectively evaluated for impairment, the allowance for loan losses on collectively evaluated loans was replenished to reflect incurred losses based on statistical models developed in compliance with IAS 39 on the remaining pool of loans. The amounts required for replenishment were recorded in the financial statements as provision established.

w)	Income taxes and deferred taxes

The Bank has recognized an expense (income) arising from gains or losses for each year, according to the applicable taxation rules for each country or jurisdiction it operates.

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law is enacted or substantially enacted.

x)	Provisions and contingent assets and liabilities

When preparing the financial statements of the consolidated entities, the Bank’s directors made a distinction between:

Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be more likely than not to occur and certain as to its nature but uncertain as to its amount and/or timing.

Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them. The Group does not recognize the contingent liability. The Group will disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-43

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows (See Note 20):

Provision for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.

Provisions for contingent liabilities and commitments: include the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.

Provisions for taxes and other legal contingencies and other provisions: include the amount of the provisions recognized to cover tax and legal contingencies and litigation and the other provisions recognized by the consolidated entities. Other provisions includes, inter alia, any provisions for restructuring costs and environmental measures.

y)	Employee benefits

Short-term benefits

Correspond to personnel benefits (other than termination benefits) that are expected to be settled within twelve months after year end over which the employees have rendered their services.

These are recognized when the employee has rendered the service and are measured at the undiscounted amount of benefits expected to be paid in exchange for that service:

•

as a liability (accrued expense), after deducting any obligation already satisfied. If the amount already paid is higher than the gross amount of the benefits, the Bank will recognize this excess as an asset (amount paid in advance), when it represents a reduction of future payments or a recoverable amount in cash.

•

as an expense when the entity consumes the economic benefit arising from the service provided by an employee in exchange for employee benefits, unless other IFRS requires or allows the recognition of those disbursements as part of the cost of an asset.

Personnel vacations

The annual cost of personnel vacations and benefits are recognized on an accrual basis.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-44

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Post-employment benefits

Correspond to employee benefits (other than termination benefits and short-term employee benefits) that are expected to be settled after the completion of employment. Post-employment benefits plans are agreements, formal and informal, in which the Bank is committed to provide benefits to one or more employees after termination of their employment. Plans providing these benefits are classified as either defined contribution plans or defined benefit plans, depending on the economic substance of the plan as derived from its principal terms and conditions.

Other long-term benefits

These are all employee benefits other than short-term employee benefits, post-employment benefits and termination benefits. Measurement is similar to defined benefit plans.

Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment, as a consequence of:

•	a decision of the entity to terminate the employee’s employment before the normal termination date; or

•	the decision of an employee to accept an offer with benefits in order to terminate the employment before the normal termination date.

An entity recognizes a liability and expense for termination benefits at the earlier of the following dates:

•	when the entity can no longer withdraw the offer of those benefits; and

•	when the entity recognizes costs for a restructuring that is within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and involves the payment of termination benefits.

z)	Provision for mandatory dividends

The Bank recorded a provision for mandatory dividends calculated as a portion of income for the year in order to comply with dispositions of the Chilean Corporations Act (Ley de Sociedades Anónimas) which requires to distribute at least 30% of income of the year, consistent with the Bank’s internal policy. As of December 31, 2018 and 2017 the Bank provisioned 30% of its income for the year. This provision is recorded, as a deducting item, under the “Retained earnings – provision for mandatory dividends” line of the Consolidated Statement of Changes in Equity.

In the Bank’s bylaws, title VII, it is established that the Bank should distribute annually as a dividend to its shareholders, as a proposal of the Board of Directors and based on the number of shares, at least thirty percent (30%) of the net income of the year. Furthermore, no dividends distribution will take place if there are equity losses (negative reserves) until these losses are recovered or if a dividend distribution will cause a non-compliance of the capital requirements established by the Ley General de Bancos (General Bank Law).

For all matters related to dividends distributions, the Bank is subject to the terms incorporated in the Transaction Agreement (dated January 29, 2014 and its subsequent modifications), which was approved by the Ordinary Shareholders Meeting (dated March 11, 2016).

aa)	Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In both cases, an independent appraisal is performed.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-45

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The excess of the outstanding loan balance over the fair value is charged to net income for the year, under “Provision for loan losses”.

Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value less cost to sale, and the difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to income, under “Other operating expenses”.

bb)	Customer loyalty programs

The Bank maintains a loyalty program to provide incentives to its customers, allowing them to purchase goods or services with certain benefits which are granted through credit cards issued by the Bank when they purchase according to the conditions established for each loyalty program.

The Bank has an adequate level of provisions in order comply with its current obligations and to properly reflect the associated expense when providing the benefits.

cc)	Non- current assets held for sale (in “Other Assets”)

Non-current assets (or a group holding assets and liabilities for disposal) expected to be recovered mainly through the sale of these items rather than through the continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount and fair value less cost to sell.

Impairment losses in initial classification of non-current assets held for sale and with subsequent gains and losses are recorded in income. Gains are not recorded over previously recorded losses.

dd)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the equity holders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2018, 2017 and 2016 the Bank did not have any instruments that generated dilution.

ee)	Consolidated Statement of Cash Flows

The Bank presents cash flows from operating activities, investing activities, and financing activities in a manner that best represent the nature of its activities. The classification of cash flows into the aforementioned categories provides information that allows users to evaluate the impact of the transactions in the financial position of the Bank, as well as over the ending balance of cash and cash equivalents. This information can be also useful when evaluating the relation between those activities (IAS 7).

For the preparation of the cash flow statement, the indirect method was used, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as operating, investment or financing activities.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-46

Note 1 – General Information and Summary of Significant Accounting Policies, continued

For the preparation of the cash flow statement, the following items are considered:

•	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

•

Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities. This section includes, among others, foreign loans obtained, dividends received, available for sale investments and held to maturity.

•	Investing activities: Correspond to the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not part of operating activities nor investing activities.

For cash flow statement purposes, it has been considered as cash and cash equivalents amounts included in “Cash and deposits in Banks” plus the net amount of cash items in process of collection, plus trading investment and FVTOCI / available for sale investment instruments highly liquid and minimal value change risk which due date is less than three months since the acquisition date and investments under resale agreements under the same terms.

Includes also investments in fixed income mutual funds which are presented under FVTPL / trading investments in the Consolidated Statement of Financial Position. The amounts for cash and cash equivalents and the corresponding reconciliation to the Consolidated Statement of Cash Flows are detailed in Note 5 “Cash and Cash Equivalents”.

The provision for loan losses included under the operating activities section differs from the amount presented in the Consolidated Statement of Income, because such amount excludes recoveries of transactions previously charged-off for cash flows purposes.

ff)	Consolidated Statement of Changes in Equity

The Consolidated Statement of Changes in Equity presents all movements affecting net equity, including those originated by accounting changes or errors recognition. This statement shows a conciliation between opening and ending balances for the year for all items that form part of consolidated equity, grouping transactions based on their nature, according to the following:

•

Adjustments due to accounting changes and errors recognition: Includes changes in equity arising as a consequence of restating amounts previously reported in the Consolidated Financial Statements resulting from accounting changes or error recognition.

•	Net comprehensive income for the year: Includes, in an aggregated manner, net income for the year and other comprehensive income for the year.

•	Other changes in equity: Includes retained earnings distributions, equity increases, provision for mandatory dividends, dividends paid, among other increases or decreases in consolidated equity.

This information is presented in two statements: The Consolidated Statement of Other Comprehensive Income and the Consolidated Statement of Changes in Equity.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-47

Note 1 – General Information and Summary of Significant Accounting Policies, continued

gg)	Consolidated Statement of Other Comprehensive Income

In the Consolidated Statement of Other Comprehensive Income are presented income and expenses generated by the Bank as a consequence of its regular activities during the year, clearly identifying those recorded in profit and loss from those recorded in net equity.

Due to this, in this statement the following is shown:

•	Income for the year.

•	Net amount of income and expenses recorded in equity as “Valuation accounts”.

•	Deferred income taxes originated by transactions described above, except for those amounts related to exchange differences from foreign net investments.

Total amount of consolidated income and expenses recorded attributable to the equity holders of the Bank, calculated as the sum of the items listed above, is presented separately from non-controlling interest.

hh)	New accounting pronouncements introduced by IASB

1) Standards and interpretations that have been adopted in these Consolidated Financial Statements

1.1	IFRS 9 “Financial Instruments”

On 1 January 2018, Itaú Corpbanca and subsidiaries adopted IFRS 9 ‘Financial Instruments’ (IFRS 9). The new or revised accounting policies are set out below.

The impact of applying IFRS 9 is disclosed in Note 2. The accounting policy changes for IFRS 9, set out below, have been applied from 1 January 2018. Comparatives have not been restated. As a result of the change from IAS 39 to IFRS 9, some disclosures presented in respect of certain financial assets are not comparable because their classification may have changed between as a result of the adoption of the new standard. This means that some IFRS 9 disclosures are not directly comparable and some disclosures that relate to information presented on an IAS 39 basis are no longer relevant in the current period. As explained in Note 2, the classification and measurement changes to financial assets that arose on adoption of IFRS 9 are aligned to the presentation in the Consolidated Statement of Financial Position. The Bank decided to continue adopting IAS 39 hedge accounting requirements and consequently there have been no changes to the hedge accounting policies and practices following the adoption of IFRS 9. However, additional hedge accounting disclosure requirements of IFRS 7 ‘Financial Instruments: Disclosures’ (IFRS 7) were included in these Consolidated Financial Statements.

In addition, new categories of financial instruments in accordance with IFRS 9 are presented in the Consolidated Statement of Financial Position as of December 31, 2018, as explained in detail in Note 2 to the Consolidated Financial Statements.

1.2 IFRS 15 “Revenues from contracts with customers”

On May 28, 2014, the IASB issued IFRS 15, which provides a single model to account for revenues from contracts with customers based on principles, through five steps that will be applied to all contracts with customers, i) contract identification, ii) performance obligations identification, iii) transaction price determination, iv) allocating the transaction price to performance obligations, v) recognize income when (or as) the entity satisfies a performance obligation.

Initially, IFRS 15 was to be applied in the first annual financial statements under IFRS for the year beginning on or after January 1, 2017, however, its entry into force has been deferred for annual periods beginning on or after January 1, 2018. The application of the standard is mandatory and its early adoption is permitted.

The adoption of this standard had no significant impact on the Consolidated Financial Statements. See Note 2.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-48

Note 1 – General Information and Summary of Significant Accounting Policies, continued

1.2 Clarifications to IFRS 15 “Revenues from contracts with customers”

Issued on April 12, 2016, clarifies and offers some alternatives for the transition process. The subject are related with identification of performance obligations, principal and agent considerations and licenses.

This modifications shall be applied to annual periods beginning on January 1, 2018. Early adoption is allowed.

The adoption of this standard had no significant impact in the Consolidated Financial Statements.

1.3 Amendment to IFRS 2, “Share-based Payment” – Classification and measurement of transactions

Issued on June 20, 2018, it presents the following subjects:

•	Accounting of payments transactions based on shares settled in cash that includes a performance condition.

•	Classification of payment transactions based on shares with balance compensation features.

•	Accounting for changes in payment transactions based on shares that have been settled in cash and settled in equity instruments.

This amendment applies prospectively since January 1, 2018. The early adoption is allowed.

The adoption of this standard had no significant impact in the Consolidated Financial Statements.

1.4 IFRIC 22 “Foreign Currency Transactions and Advance Consideration”

Issued on December 8, 2016, it is applies to a transaction in foreign currency (or a part of it) when an entity recognizes a non-financial asset or non-financial liability arising from the payment or receipt of an advance consideration before the entity recognizes the related asset, expense or income (or the part of these that corresponds). The interpretation provides a guide for a payment/ receipt, as well as for situations in which multiple payment/ receipt are made. It has as objective to reduce diversity in practice.

Its adoption is mandatory for periods beginning on or after January 1, 2018.

The adoption of this standard had no significant impact in the Consolidated Financial Statements.

1.5 Amendment to IAS 40 “Investment Property”, in relation to investments property transfers.

Issued in December 2016, it clarifies when there is a transfer to, or from, investment property.

This amendment is effective for periods beginning in or after January 1, 2018.

The adoption of this standard had no significant impact in the Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-49

Note 1 – General Information and Summary of Significant Accounting Policies, continued

1.6 Annual improvements - Cycle 2014 - 2016

The document covers the following standards, which begin after January 1, 2018:

•	Amendment to IFRS 1 “First-time Adoption of International Financial Reporting Standards”

It is related to the suspension of short-term exceptions for adopters for the first time with respect to IFRS 7, IAS 19 and IFRS 10.

The Bank’s Administration analyzed in detail this amendments and concludes that it does not apply, since the IFRS will not be transitioned for the first time in the mandatory year of the amendment.

•	Amendment to IAS 28, “Investments in Associates and Join Ventures”

In relation to the measurement of the associate or joint venture at fair value. The Bank’s Management concluded that this amendment does not apply, since neither the Bank nor its subsidiaries have joint ventures.

The adoption of this standard had no significant impact in the Consolidated Financial Statements.

2) Standards and interpretations that have not been adopted in these Consolidated Financial Statements

2.1 IFRS 16 “Leases”

On January 13, 2016, the IASB published a new standard, IFRS 16 “Leases”. The new standard shall imply that most leases are presented in the lessee’s balance under a single model, eliminating the distinction between operating and financial leases. However, the accounting for the lessors remains largely unchanged and the distinction between operating and financial leases is retained. IFRS 16 replaces IAS 17 “Leases” and related interpretations and is effective for periods beginning on or after January 1, 2019. Its early application is allowed, provided that IFRS 15 “Income from Contracts with Customers” is also applied.

The Bank’s management evaluated the impact of the adoption of this new standard through the valuation of its lease agreements, recording an asset for right-of-use for an amount equal to the lease liability for an amount of MCh$176,795, which will generate a negative impact on the solvency indicator of 11 basis points going from 14.62% to 14.53% on January 1, 2019.

2.2 IFRIC 23 “Uncertainly over Income Tax Treatments”

Issued on June 7, 2017, it aims to reduce the diversity in how companies recognize and measure a tax liability or a tax asset when there is uncertainty about the treatment of income tax. The Interpretation deals with how to reflect the uncertainty in accounting for income taxes being applicable to the determination of the tax base (tax loss), tax bases, unused tax losses, tax credits not used and tax rates when there is uncertainty about tax treatments under IAS 12.

An entity shall apply this Interpretation for the annual reporting periods as of January 1, 2019. Early application is permitted, and this fact must be disclosed.

Management do not expect that the adoption of this standard will have significant impact in the Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-50

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2.3 Amendment to IFRS 9 “Financial instruments”

Issued on October 17, 2017, this amendment allows more assets to be measured at amortized cost than in the previous version of IFRS 9, in particular some prepaid financial assets with negative compensation. Qualifying assets, which include some loans and debt securities that would otherwise have been measured at fair value through profit or loss (FVTPL). To qualify for the amortized cost, the negative compensation must be “reasonable compensation for the early termination of the contract”.

The amendments are effective for annual periods beginning on January 1, 2019.

According to Management the adoption of this amendment is not expected to have significant impact in the Consolidated Financial Statements.

2.4 Amendment to IAS 28 “Investments in Associates and Join Ventures”

Issued on October 17, 2017, this amendment clarifies that companies that account for long-term investments in an associate or joint venture -where the equity method is not applied- using IFRS 9. The Board has published an example which illustrates how companies apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or a joint venture.

The amendments are effective for annual periods beginning on January 1, 2019.

These modifications do not apply because neither the Bank nor its subsidiaries have joint ventures.

2.5	Annual improvements – Cycle 2015- 2017

Amendment issued on December 2017 introduces the following improvements:

•	IFRS 3 “Business Combinations”/ IFRS 11 “Joint Arrangements” – Deals with the prior interest in a joint operation, as a business combination in stages.

•	IAS 12 “Income Taxes” – Deals with the consequences in income taxes of financial instruments payments classifies as equity.

•	IAS 23 “Borrowing Costs” – Deals with eligible costs for capitalization.

This amendment is effective for annual periods beginning on or after January 1, 2019.

These amendments / new pronouncements have no impact in the Consolidated Financial Statements.

2.6	Amendment to Conceptual Framework

In March, 2018, the International Accounting Standards Board (IASB) issued a complete set of concepts for the presentation of financial reports, the revised Conceptual Framework for financial information, replacing the previous version of the Conceptual Framework issued in 2010.

The revised Conceptual Framework has an effective date from January 1, 2020.

The Bank’s Management is evaluating the potential impact of the adoption of these amendments/ new pronouncements in its Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-51

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2.7	Amendment to IAS 19 “Employees benefits” – Reduction or liquidation

In February 2018, the International Accounting Standards Board (IASB) issued the Amendment, Reduction or Settlement of the Plan (Amendments to IAS 19). Modifications to accounting when a modification, reduction or liquidation of the plan occurs.

The amendments are effective for annual periods beginning on January 1, 2019.

These amendments/new pronouncements had no impact in the Consolidated Financial Statements.

2.8	Amendment to IFRS 3 “Business Combination” – Business definition

In October 2018, the International Accounting Standards Board (IASB) issued the Definition of a business to enable companies to decide whether the activities and assets they acquire are a business or simply a group of assets. Reducing the definitions of a company by focusing the definition of products on goods and services provided to customers and other income from ordinary activities, instead of providing dividends or other economic benefits directly to investors or reducing costs. Amendment to IFRS 3 or has a validity date from January 1, 2020.

The Bank’s Management is evaluating the potential impact of these amendments / new pronouncements in its Consolidated Financial Statements.

2.9	Amendment to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”

In October, 2018, the IASB issued amendments to the aforementioned standards to align the definition of materiality across the standards and the Conceptual Framework for Financial Information. These amendments clarity the explanation of the definition of material and incorporate some of the guidance in IAS 1 on intangible information.

The amendments are effective for annual periods beginning on January 1, 2020.

The Bank’s Management is evaluating the potential impact of the adoption of these amendments / new pronouncements in its Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-52

Note 2 – Accounting Changes

IFRS 9 “Financial instruments” adoption

The Bank has adopted IFRS 9 as issued by the IASB in July 2014 with a date of transition of January 1, 2018, which resulted in changes in accounting policies.

The adoption of IFRS 9 has resulted in changes in our accounting policies for recognition, classification and measurement of financial assets and financial liabilities and impairment of financial assets. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7 “Financial Instruments: Disclosures”.

As per the permitted transitional provisions of IFRS 9, the Bank elected not to revise comparative figures and thus some IFRS 9 disclosures presented in respect to certain financial assets are not comparable because their classification may have changed between both standards.

Any adjustments to the carrying amounts of financial assets and liabilities as of the date of transition were recognized as an adjustment to the opening balance of retained earnings. The Bank has also elected to continue to apply the hedge accounting requirements of IAS 39 on the adoption of IFRS 9.

Consequently, for disclosures purposes, the amendments to IFRS 7 have also been applied to the current period only. The comparative period disclosures shows those disclosures made in the prior year.

Set out below are disclosures regarding the impact of the adoption of IFRS 9 on the Bank and further details of the specific IFRS 9 accounting policies applied in the current period (as well as the previous IAS 39 accounting policies applied in the comparative period).

a) Classification and measurement of financial instrument

	IAS 39 as of December 31, 2017			IFRS 9 as of January 1, 2018
Balance	Measurement category	Portfolio	Book Value MCh$	Measurement category	Portfolio	Book Value MCh$
Trading investments	Fair value through profit or loss	Financial instruments classified as trading investments	415,061	Financial instruments at fair value through profit or loss	Financial instruments at fair value through profit or loss	423,855

Investments instruments	Fair value through profit or loss	Financial assets available for sale (including those that were valued at cost at December)	2,663,478	Financial instruments at fair value through other comprehensive income	Financial instruments at fair value through other comprehensive income	2,658,739

	Amortized cost	Financial assets classified as held to maturity	202,030	Amortized cost	Financial instruments at fair value through profit or loss	201,993

Loans and accounts receivable from customers	Amortized cost	Loans and accounts receivable from customers, net of allowances for loan losses according to IAS 39.	19,764,078	Amortized cost	Loans and accounts receivable from customers, net of allowances for loan losses according to IFRS 9.	19,642,032

Interbank loans	Amortized cost	Interbank loans, net of allowances for loan losses according to IAS 39.	70,077	Amortized cost	Interbank loans, net of allowances for loan losses according to IFRS 9.	70,077

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-53

Note 2 – Accounting Changes, continued

b)

The following table shows in detail the reconciliation the consolidated balance sheet under IAS 39 as of December 31, 2017 to IFRS 9 as of January 1, 2018 distinguishing between the impacts due to classification and measurement and due to impairment once adopted IFRS9:

	IAS 39 Carrying amount	Reclassifications	Remeasurements	IFRS 9 Carrying amount
	As of December 31, 2017			As of January 1, 2018
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	964,030	—	—	964,030
Cash items in process of collection	157,017	—	—	157,017
Financial instruments at fair value through profit or loss	—	421,331	2,524	423,855	(i	)
Financial instruments at fair value through other comprehensive income	—	2,657,208	1,531	2,658,739	(ii	)
Interbank loans at amortized cost	—	70,077	—	70,077	(iii	)
Loans and accounts receivable from customers at amortized cost	—	19,764,078	(122,046)	19,642,032	(iv	)
Financial instruments at amortized cost	—	202,030	(37)	201,993	(v	)
Investments under resale agreements	28,524	—	—	28,524
Financial derivative contracts	1,248,775	—	—	1,248,775
Interbank loans, net	70,077	(70,077)	—	—
Trading investments	415,061	(415,061)		—
Loans and accounts receivable from customers, net	19,764,078	(19,764,078)	—	—
Available for sale investments	2,663,478	(2,663,478)	—	—
Held to maturity investments	202,030	(202,030)	—	—
Intangible assets	1,562,654	—	—	1,562,654
Property, plant, and equipment	130,579	—	—	130,579
Current taxes	238,452	—	—	238,452
Deferred taxes	140,685	—	46,144	186,829	(vi	)
Other assets	429,025	—	—	429,025
Other non-current assets held for sale	18,308	—	—	18,308

TOTAL ASSETS	28,032,773	—	(71,884)	27,960,889

LIABILITIES				—
Deposits and other demand liabilities	4,141,667	—	—	4,141,667
Cash in process of being cleared	109,496	—	—	109,496
Obligations under repurchase agreements	420,920	—	—	420,920
Time deposits and other time liabilities	10,065,243	—	—	10,065,243
Financial derivative contracts	1,095,154	—	—	1,095,154
Interbank borrowings	2,196,130	—	—	2,196,130
Debt instruments issued	5,950,038	—	—	5,950,038
Other financial liabilities	17,066	—	—	17,066
Current taxes	624	—	—	624
Deferred taxes	26,354	—	(2,550)	23,804	(vii	)
Provisions	117,889	—	59,691	177,580	(viii	)
Other liabilities	463,435	—	—	463,435
Liabilities directly associated with non-current assets held for sale	—	—	—	—

TOTAL LIABILITIES	24,604,016	—	57,141	24,661,157

EQUITY
Attributable to equity holders of the Bank:
Capital	1,862,826	—	—	1,862,826
Reserves	1,290,131	—	—	1,290,131
Valuation accounts	(4,735)	—	997	(3,738)	(ix	)
Retained earnings:	63,255	—	(126,865)	(63,610)
Retained earnings from prior years	12,668	—	(59,044)	(46,376)	(x	)
Net income for the year	67,821	—	(67,821)	—
Less: Provision for mandatory dividends	(17,234)	—	—	(17,234)

Total equity attributable to equity holders of the Bank	3,211,477	—	(125,868)	3,085,609
Non-controlling interest	217,280	—	(3,157)	214,123	(xi	)

TOTAL EQUITY	3,428,757	—	(129,025)	3,299,732

TOTAL LIABILITIES AND EQUITY	28,032,773	—	(71,884)	27,960,889

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-54

Note 2 – Accounting Changes, continued

(i) Includes reclassifications and remeasurements of instruments previously classified as trading investments and investments in equity instruments previously classified as Available for sale investments according to IAS 39.

(ii) Includes reclassifications and remeasurements of financial assets previously classified as Available for sale instruments according to IAS 39.

(iii) Includes reclassifications of financial instruments previously classified as interbank loans according to IAS 39 and remeasurement of the allowances for expected credit losses under the new model according to IFRS 9.

(iv) Includes reclassifications of financial instruments previously classified as loans and accounts receivable from customers according to IAS 39 and remeasurement of the allowances for expected credit losses under the new model according to IFRS 9.

(v) Includes reclassifications of financial instruments previously classified as held to maturity investments according to IAS 39 and remeasurement due to allowances for expected credit losses under the new model according to IFRS 9.

(vi) Recognition of deferred taxes according to IAS 12 due to IFRS 9 adoption.

(vii) Recognition of deferred taxes according to IAS 12 due to IFRS 9 adoption.

(viii) Includes the recognition of provision for expected credit losses related to contingent loans under the new model according to IFRS 9.

(ix) Includes remeasurement due to recognition of credit risk related to financial assets classified as FVTOCI.

(x) Includes all the effects due to IFRS 9 first application.

(xi) Includes the non-controlling portion of the effects arising from IFRS 9 first application.

There were no changes to the classification and measurement of financial liabilities.

The composition of the loan portfolio classified as loans and accounts receivable at amortized cost as of January 1, 2018 is as follows:

	Individual				Group
	Stage 1	Stage 2	Stage 3	Subtotals	Stage 1	Stage 2	Stage 3	Subtotals	Total loans
	12-Month ECL	Lifetime ECL	Lifetime ECL		12-Month ECL	Lifetime ECL	Lifetime ECL
Balances as of December 31, 2017	—	432,862	73,894	506,756	16,235,974	2,892,547	747,328	19,875,849	20,382,605
Restatement of the prior year	—	—	—	—	—	—	—	—	—
Balances as of January 1, 2018	—	432,862	73,894	506,756	16,235,974	2,892,547	747,328	19,875,849	20,382,605

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-55

Note 2 – Accounting Changes, continued

IFRS 15 “Revenue from Contracts with Customers” adoption

On January 1, 2018, IFRS 15 “Revenues from contracts with customers” has become effective. In accordance with the Bank’s activities, income and expenses arising from fees and commission are under the scope of this new standard. Consequently a review over fees and commissions has been performed, to ensure the five step approach is fully met.

The Bank has elected to adopt IFRS 15 using a modified retrospective approach where the cumulative effect of initially applying it is recognized as an adjustment to the opening balance of retained earnings and comparatives are not restated.

The Bank concluded that there is no impact as of January 1, 2018, however new disclosure requirements must be adopted. See Note 1 and Note 24.

Changes in CVA and DVA accounting estimate

In June, 2018, improvements were made to the methodology for the determination of the CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment), mainly in the determination of the Exposure and LGD (loss given default), which is part of the valuation of the Bank’s financial derivative contracts. These improvements generated a positive effect producing a lower loss of MCh$5,809 related to CVA and a negative effect producing a lower income of MCh$1,089 related to DVA, which has been recognized as a change in an estimate in accordance with IAS 8 “Accounting policies, changes in accounting estimates and errors”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-56

Note 3 – Significant Events

As of December 31, 2018, the following significant events have influenced the operations of the Bank and its subsidiaries or the Consolidated Financial Statements:

ITAÚ CORPBANCA

Dividend Distributions

On March 15, 2018, the Bank’s Board of Directors (the “Board”) agreed to propose to the Bank’s shareholders at the Annual Ordinary Meeting held on March 27, 2018 the distribution of 40% of the income for the year ended December 31, 2017 (as filed with the SBIF) equivalent to MCh$22,979, as a dividend to the shareholders of all 512,406,760,091 shares validly issued by the Bank, resulting in a dividend of Ch$0.04484469 per share.

At the Annual Ordinary Shareholders Meeting of Itaú Corpbanca, held on March 27, 2018, the shareholders approved the following:

1. Distribution of 40% of the income for the year ended December 31, 2017 (as filed with the SBIF) equivalent to MCh$22,979, as dividends to shareholders, resulting in a dividend of Ch$0.04484469 per share.

2. The official appointment of Bernard Pasquier as Board of Directors Member, in accordance with article 50 bis of the Chilean Corporations Act who shall hold office until the next Annual General Meeting of Shareholders, when all board members must be renewed.

Chief Executive Officer Appointment

On August 1, 2018 the Bank’s Board of Directors (the “Board”) agree to appoint Mr. Manuel Olivares Rossetti as Chief Executive Officer, starting January 1, 2019. Until December 31, 2018 Mr. Milton Maluhy Filho served as the Bank’s Chief Executive Officer.

Change of Directors

In the ordinary session held on November 27, 2018, the Board of Directors of Itaú Corpbanca accepted the resignations of directors Eduardo Vassimon and Boris Buvinic Guerovic, which became effective as of December 31, 2018.

As of January 1, 2019, Caio Ibrahim David and Milton Maluhy Filho, respectively, assume as Directors, who will remain in office until the next Ordinary General Shareholders’ Meeting, at which final appointments will be made.

Participation increase of the shareholder Itaú Unibanco Holding S.A.

On October 12, 2018 the shareholder Itaú Unibanco Holding S.A. (“Itaú Unibanco”) announced that through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the amount of 10,651,555,020 shares (“Shares”) of Itaú Corpbanca, at the price of MCh$65,686. This type of operation is part of the Itaú Corpbanca shareholders’ agreement signed by Itaú Unibanco and Corp Group and its related entities, on April 1, 2016. As a result of this acquisition, Itaú Unibanco’s share has increased from approximately 36.06% to 38.14%, without any changes in the corporate governance of Itaú Corpbanca (see Note 23, letter a).

This operation was implemented through the acquisition of 100% of the shares of the companies named Saga II SpA and Saga III SpA, which are the actual owners of the Shares.

All regulatory approvals to carry out this operation were duly obtained.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-57

Note 3 – Significant Events, continued

SBIF Administrative procedure

By resolution dated June 30, 2017, notified to Itaú Corpbanca on July 17, 2017, the SBIF resolved, among other matters, to order the continuation of a sanctioning administrative procedure against the Bank, for supposed transgressions of the individual credit limits in granting certain loans to Norte Grande S.A., Potasios de Chile S.A. and Sociedad de Inversiones Pampa Calichera S.A., same operations that had motivated fines annulled by the First Court of Appeals of Santiago by legal sentence dated August 31, 2016.

On July 19, 2017, the Bank appealed for a reversal against the resolution, considering it contrary to Law, among other reasons, considering that there is no administrative procedure instructed by the SBIF against the Bank that can be continued, as declared by the aforementioned procedure and by the ruling of the Supreme Court, which dismissed the appeal required by the SBIF against it. By resolution dated July 24, 2017, the SBIF rejected the aforementioned appeal for reconsideration, arguing that the proceeding was in the investigative stage, without the Bank being formally a forming part of a sanctioning administrative proceeding.

On October 23, 2017, the Bank received a letter from the SBIF, charging Itaú Corpbanca with a procedure for the same operations. The Bank has the conviction that this procedure does not comply with the Law, giving it the right to take action, as a consequence, that the legal order grants. On November 22, 2017, the Bank proceeded to formulate its corresponding releases.

Subsequently, through a letter dated December 27, 2018, the SBIF informed the conclusion of the investigation phase of the aforementioned sanctioning administrative procedure.

The results of this procedure and the Bank’s decision in this regard are detailed in Note 37 “Subsequent Events”

INSURANCE BROKERAGE SUBSIDIARIES

Merge of subsidiaries

On March 29, 2018, the partners of Itaú Chile Corredora de Seguros Limitada considered the conditions of the merger with Corpbanca Corredores de Seguros S.A. were successfully executed according to what was agreed by the partners on September 30, 2017. On April 1, 2018, the merger of Itaú Chile Corredora de Seguros Limitada into Corpbanca Corredores de Seguros S.A. was completed. For all legal purposes the legal continuation name is Itaú Corredores de Seguros S.A.

COMPANIES TRANSFORMATION

Itaú Corredores de Bolsa Limitada

Through an Extraordinary Shareholders Meeting held on July 11, 2018, reduced to a public document dated August 1, 2018 at the Santiago Notary Office of Mr. Juan Ricardo San Martin Urrejola, the shareholders approved the transformation of the company into a limited liability company under the Itaú Corredores de Bolsa Limitada corporate name, which will be governed by its bylaws and by the provisions of Law No. 3,918 and its subsequent amendments and the relevant regulations of the Civil Code and the Commercial Code.

Itaú Asesorías Financieras S.A.

On July 5, 2018, authorization was requested from the SBIF to transform Itaú Asesorías Financieras S.A. into a limited liability company. As of the date of these Consolidated Financial Statements, there is still no pronouncement from the regulator on this matter.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-58

Note 4 – Reporting Segments

The information reported by segments is determined by the Bank on the basis of its operating segments (Chile, that includes the New York Branch, and Colombia), which are mainly differentiated by the risks and rewards that affect them.

The reporting segments and the criteria used to inform the highest authority of the Bank on the decision making of the operation are in accordance with what is set forth in IFRS 8 “Operating Segments

a)	Segments

According to the above, the descriptions of each operating segment are as follows:

i) Chile

The Bank’s business activities in Chile take place mainly in the local market. It has strategically aligned its operations into the following five business areas that are directly related to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services.

The Bank manages these business areas using a reporting system for internal profitability. The operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance.

The Bank did not enter into transactions with a particular customer or third party that exceed 10% of its total revenue in 2018, 2017 and 2016.

ii) Colombia

Colombia has been identified as a separate operating segment based on the business activities. Its operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single CGU, to decide on the resource allocation for the segment and evaluate its performance. Separate financial information is available for this segment.

The commercial activities of this segment are carried out by Itaú Corpbanca Colombia S.A. and subsidiaries

b)	Geographical information

The segments reported by Itaú Corpbanca, discloses revenue from ordinary activities from external clients:

(i)	attributed to the entity’s country of domicile and

(ii)	Attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately. Pursuant to the foregoing, the Bank operates in two main geographic areas: Chile and Colombia.

Chile segment includes operations carried out by Itaú Corpbanca New York Branch and the Colombia segment includes the operations carried out by Itaú S.A. (Panama) and Itaú Casa de Valores S.A.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-59

Note 4 – Reporting Segments, continued

The information on interest income and interest expenses for the years ended December 31, 2018, 2017 and 2016 of the aforementioned geographic areas is presented below:

	2018			2017			2016
	Chile	Colombia	Total	Chile	Colombia		Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	1,208,481	530,836	1,739,317	1,067,124	579,205	1,646,329	1,013,951	495,252	1,509,203
Interest expense	(593,796)	(257,858)	(851,654)	(529,584)	(333,763)	(863,347)	(554,246)	(315,782)	(870,028)

Net interest income	614,685	272,978	887,663	537,540	245,442	782,982	459,705	179,470	639,175

c)	Information on assets, liabilities and income

Segment information on assets and liabilities is presented as of December 31, 2018 and 2017.

c.1 Assets and Liabilities

	As of December 31, 2018
	Chile	Colombia	Total
	MCh$	MCh$	MCh$
Cash and deposits in banks	483,416	504,264	987,680
Cash items in process of collection	318,433	225	318,658
Financial instruments at fair value through profit or loss	54,162	42,781	96,943
Financial instruments at fair value through other comprehensive income	1,594,955	1,062,199	2,657,154
Loans and accounts receivable at amortized cost and interbank loans	16,616,358	4,439,256	21,055,614
Financial instruments at amortized cost	122,385	76,538	198,923
Investments under resale agreements	91,510	17,957	109,467
Financial derivative contracts	1,266,218	102,739	1,368,957
Intangible assets	1,432,529	138,435	1,570,964
Property, plant, and equipment	78,430	17,134	95,564
Current taxes	70,255	52,874	123,129
Deferred taxes	151,194	27,492	178,686
Other assets	378,691	123,106	501,797
Other non-current assets held for sale	59,802	—	59,802

TOTAL ASSETS	22,718,338	6,605,000	29,323,338

	As of December 31, 2018
	Chile	Colombia	Total
	MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	2,463,722	1,836,753	4,300,475
Cash in process of being cleared	247,165	—	247,165
Obligations under repurchase agreements	370,623	644,991	1,015,614
Time deposits and other time liabilities	8,104,729	2,016,382	10,121,111
Financial derivative contracts	1,035,394	77,412	1,112,806
Interbank borrowings	1,602,125	725,598	2,327,723
Debt instruments issued	5,445,000	565,124	6,010,124
Other financial liabilities	12,400	—	12,400
Current taxes	528	663	1,191
Deferred taxes	—	471	471
Provisions	140,663	74,240	214,903
Other liabilities	471,672	50,123	521,795
Liabilities directly associated with non-current assets held for sale	—	—	—

TOTAL LIABILITIES	19,894,021	5,991,757	25,885,778

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-60

Note 4 – Reporting Segments, continued

			As of December 31, 2017
	Note		Chile	Colombia	Total
			MCh$	MCh$	MCh$
Cash and deposits in banks			609,279	354,751	964,030
Cash items in process of collection			155,950	1,067	157,017
Investments under resale agreements			2,292	26,232	28,524
Financial derivative contracts			1,158,002	90,773	1,248,775
Trading investments			25,652	389,409	415,061
Loans and accounts receivable from customers, net and interbank loans			15,599,269	4,234,886	19,834,155
Available for sale instruments			1,937,909	725,569	2,663,478
Held to maturity investments			95,652	106,378	202,030
Intangible assets			1,378,942	183,712	1,562,654
Property, plant, and equipment			82,481	48,098	130,579
Current taxes			202,093	36,359	238,452
Deferred taxes			140,685	—	140,685
Other assets			348,717	80,308	429,025
Other non-current assets held for sale			18,308	—	18,308

TOTAL ASSETS			21,755,231	6,277,542	28,032,773

			As of December 31, 2017
	Note		Chile	Colombia	Total
			MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	16		2,399,159	1,742,508	4,141,667
Cash in process of being cleared	5b	)	109,496	—	109,496
Obligations under repurchase agreements	7		44,264	376,656	420,920
Time deposits and other time liabilities	16		7,868,572	2,196,671	10,065,243
Financial derivative contracts	8		1,036,024	59,130	1,095,154
Interbank borrowings	17		1,545,143	650,987	2,196,130
Debt instruments issued	18		5,484,562	465,476	5,950,038
Other financial liabilities	18		16,255	811	17,066
Current taxes	14		624	—	624
Deferred taxes	14		53	26,301	26,354
Provisions	19		61,038	56,851	117,889
Other liabilities	20		399,760	63,675	463,435
Liabilities directly associated with non-current assets held for sale	20		—	—	—

TOTAL LIABILITIES			18,964,950	5,639,066	24,604,016

(*)	This includes goodwill generated in business combinations between Itaú Chile and Corpbanca totaling MCh$1,135,392 as of December 31, 2018 (MCh$1,126,663 in 2017).

c.2 Income for the years ended December 31, 2018, 2017, and 2016

	2018			2017			2016
	Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	591,575	296,088	887,663	537,540	245,442	782,982	459,705	179,470	639,175
Net fee and commission income	149,673	36,456	186,129	135,624	41,947	177,571	112,147	38,649	150,796
Net income from financial operations	128,264	44,491	172,755	(49,615)	57,883	8,268	38,642	74,310	112,952
Net foreign exchange gain (loss)	5,726	(23,691)	(17,965)	34,661	11,504	46,165	(26,744)	(22,104)	(48,848)
Other operating income	14,337	12,319	26,656	33,398	8,134	41,532	9,058	10,389	19,447
Provision for loan losses	(127,804)	(151,994)	(279,798)	(169,233)	(146,184)	(315,417)	(146,812)	(99,178)	(245,990)

NET OPERATING PROFIT	761,771	213,669	(975,440)	522,375	218,726	741,101	445,996	181,536	627,532

Depreciation and amortization	(53,544)	(33,273)	(86,817)	(51,213)	(30,632)	(81,845)	(40,610)	(23,082)	(63,692)
Operating expenses (*)	(442,943)	(211,767)	(654,710)	(424,733)	(224,569)	(649,302)	(397,060)	(155,875)	(552,935)

OPERATING INCOME	265,284	(31,371)	233,913	46,429	(36,475)	9,954	8,326	2,579	10,905

Income taxes	(85,269)	18,210	(67,059)	31,188	21,683	52,871	(84)	3,652	3,568
Income from discontinued operations	—	—	—	—	—	—	(504)	—	(504)

CONSOLIDATED INCOME FOR THE YEAR	180,015	(13,161)	166,854	77,617	(14,792)	62,825	7,738	6,231	13,969

(*) Includes personnel salaries and expenses, administrative expenses, impairment, and other operating expenses

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-61

Note 5 – Cash and Cash Equivalents

a)	Detail of cash and cash equivalents

The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Cash and deposits in banks
Cash	255,449	254,824
Deposits in the Central Bank of Chile	70,444	53,187
Deposits in local banks	4,422	9,389
Deposits in foreign banks	657,365	646,630

Subtotals cash and deposits in banks	987,680	964,030

Cash items in process of collection, net	71,493	47,521
Highly liquid financial instruments (1)	194,412	35,014
Investments under resale agreements (2)	109,467	28,524

Totals cash and cash equivalents	1,363,052	1,075,089

(1)

Highly liquid financial instruments: Corresponds to those financial instruments included in the Financial instruments at fair value through profit or loss Financial trading and available-for-sale portfolios with maturities that do not exceed three months from the acquisition date and the detail is as follows:

		As of December 31,
	Notes	2018	2017
		MCh$	MCh$
Highly liquid financial instruments
Financial instruments at fair value through profit or loss	6	15,741	—
Trading investments	6	—	19,239
Financial instruments at fair value through other comprehensive income	11	178,671	—
Available for sale investments	11	—	15,775

Totals		194,412	35,014

(2)

Investments under resale agreements: corresponds to resale agreements with maturities that do not exceed three months from the acquisition date, which are presented under the item “Investments under resale agreements” in the Consolidated Statement of Financial Position. The detail is as follows:

			As of December 31,
	Notes		2018	2017
			MCh$	MCh$
Investment under resale agreements	7a	)	109,467	28,524

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-62

Note 5 – Cash and Cash Equivalents, continued

b)	Cash in the process of collection

a.	Cash in process of collection and in process of being cleared

Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing differences. The detail of these balances is as follows:

	As of December, 31
	2018	2017
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	77,085	66,996
Funds receivable	241,573	90,021

Subtotals assets	318,658	157,017

Liabilities
Funds payable	247,165	109,496

Subtotals liabilities	247,165	109,496

Cash items in process of collection, net	71,493	47,521

b.	Other operating cash flows

Based on the nature of its activities, the Bank considers that its funding has a direct relationship with its loan and investing portfolio; for such purpose all those activities are taken into consideration to determine, approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

Finally, the Bank, based on its overall business strategy, considers that gains and losses derived from these transactions are part of the main revenue generating activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Consolidated Statement of Income and our Consolidated Statement of Cash Flows.

Examples of cash flows from operating activities are:

i. Investments under resale agreements and obligations under repurchase agreements. These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Note 7).

ii. Investments portfolio. This item represents the cash flows (collections and payments) of our trading and investment portfolios (see Notes 6 and 11).

iii. Foreign borrowings and repayment of foreign borrowings. These items represent the cash flows (funds received and payments made) from interbank borrowings (see note 17) which are mainly used in the financing of customers through foreign trade loans, which are included as part of the following items: “Interbank loans” (see Note 9) and “Loans and accounts receivable from customers” (see Note 10).

iv. Increase and repayment of other borrowings. These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 18).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-63

Note 6 – Financial Instruments at Fair Value through Profit or Loss and Trading Investments

a. The detail of the financial instruments at fair value through profit or loss according to IFRS 9 is as follows:

As of December 31, 2018
MCh$
Chilean Central Bank and Government securities
Chilean Central Bank securities	21,736
Other Chilean Central Bank and Government securities	14,872
Other Chilean securities
Bonds	3
Notes	4,014
Foreign financial securities
Bonds	23,276
Other securities	19,505
Investments in mutual funds
Funds managed by related entities	3,532
Other investments
Other financial instruments at FVTPL	10,005

Totals	96,943

As of December 31, 2018, the financial instruments at fair value through profit or loss include MCh$15,741 in instruments with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5).

b. The detail of the trading investments according to IAS 39 is as follows:

As of December 31, 2017
MCh$
Chilean Central Bank and Government securities
Chilean Central Bank securities	3,963
Other Chilean Central Bank and Government securities	3,163
Other Chilean securities
Bonds	5
Other securities	—
Foreign financial securities
Bonds	381,262
Other securities	8,147
Investments in mutual funds
Funds managed by related entities	18,521
Other investments
Other trading investments	—

Totals	415,061

As of December 31, 2017 trading investments include MCh$19,239 in instruments with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-64

Note 7 – Investments under Resale Agreements and Obligations under Repurchase Agreements

a.	The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2018 and 2017 the instruments acquired under resale agreements are as follows:

	As of December 31, 2018				As of December 31, 2017
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank securities	14,533	—	—	14,533	2,292	—	—	2,292
Government securities	76,977	—	—	76,977	—	—	—	—
Other Chilean Central Bank and Government securities	—	—	—	—	—	—	—	—
Other Chilean securities
Bonds	—	—	—	—	—	—	—	—
Notes	—	—	—	—	—	—	—	—
Other securities
Foreign financial securities	—	—	—	—	—	—	—	—
Central Banks and Government securities	17,351	—	—	17,351	21,248	—	—	21,248
Other foreign instruments	606	—	—	606	4,984	—	—	4,984

Totals	109,467	—	—	109,467	28,524	—	—	28,524

b.	As of December 31, 2018 and 2017, the instruments acquired under agreements to repurchase are as follows:

	As of December 31, 2018				As of December 31, 2017
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank securities	21,018	—	—	21,018	—	—	—	—
Government securities	283,898	—	—	283,898	11,703	—	—	11,703
Other Chilean Central Bank and Government securities	—	—	—	—	—	—	—	—
Other Chilean securities
Bonds	—	—	—	—	26,573	—	—	26,573
Notes	—	—	—	—	5,988	—	—	5,988
Other Chilean securities	65,707	—	—	65,707	—	—	—	—
Foreign financial securities
Central Banks and Government securities	—	—	—	—	—	—	—	—
Other foreign instruments	644,991	—	—	644,991	376,656	—	—	376,656

Totals	1,015,614	—	—	1,015,614	420,920	—	—	420,920

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-65

Note 8 – Financial Derivative Contracts and Hedge Accounting

The Bank and subsidiaries use the following derivative financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation, are adjusted to reflect the CVA (Credit Value Adjustment). The detail of these instruments is presented below:

	As of December 31, 2018		As of December 31, 2017
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	86,562	75,615	51,409	121,378
Derivatives held for trading	1,282,395	1,037,191	1,197,366	973,776

Totals	1,368,957	1,112,806	1,248,775	1,095,154

a.1 Financial derivative assets

	As of December 31, 2018
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year
	MCh$	MCh$	MCh$	MCh$
Currency forwards	3,643,505	703,790	419,833	342,993
Currency swaps	168,254	1,817,002	6,449,984	468,093
Interest rate swaps	3,061,784	8,933,622	34,958,699	553,608
Call currency options	26,435	102,163	17,750	4,217
Put currency options	1,119	33,260	—	46

Totals	6,901,097	11,589,837	41,846,266	1,368,957

	As of December 31, 2017
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year
	MCh$	MCh$	MCh$	MCh$
Currency forwards	8,855,360	5,728,141	700,252	316,901
Currency swaps	92,772	299,288	3,260,432	396,239
Interest rate swaps	5,781,923	10,258,903	23,469,906	534,505
Call currency options	33,709	47,300	26,223	421
Put currency options	6,675	9,827	25,808	709

Totals	14,770,439	16,343,459	27,482,621	1,248,775

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-66

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.2 Financial derivative liabilities

	As of December 31, 2018
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year
	MCh$	MCh$	MCh$	MCh$
Currency forwards	1,406,262	550,427	113,872	322,241
Currency swaps	658,937	1,035,357	3,169,546	298,415
Interest rate swaps	3,111,787	5,826,465	26,522,433	489,718
Call currency options	11,540	35,344	—	1,493
Put currency options	16,367	38,172	11,115	939

Totals	5,204,893	7,485,765	29,816,966	1,112,806

	As of December 31, 2017
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year
	MCh$	MCh$	MCh$	MCh$
Currency forwards	9,023,102	5,821,573	807,071	333,482
Currency swaps	109,275	414,355	2,822,789	290,288
Interest rate swaps	5,481,548	8,843,640	20,720,506	468,928
Call currency options	6,675	7,369	—	86
Put currency options	17,629	25,459	415	2,370

Totals	14,638,229	15,112,396	24,350,781	1,095,154

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-67

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.3 Portfolio detail

As of December 31, 2018 and 2017, the portfolio of financial derivative instruments held for hedge accounting and trading purposes is as follows:

	As of December 31, 2018
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	3,661,557	1,323,671	2,527,255	86,562	75,615

Fair value hedge
Currency forwards	32,639	17,421	102,847	16,461	5,814
Currency swaps	610,980	192,926	—	7,697	11,038
Interest rate swaps	1,231	52,105	2,194,956	15,492	16,995

Subtotals	644,850	262,452	2,297,803	39,650	33,847

Cash flow hedge
Currency forwards	2,188,426	—	130,191	4,835	1,283
Currency swaps	—	330,033	—	13,363	17,593
Interest rate swaps	—	198,573	99,261	1,119	1,892

Subtotals	2,188,426	528,606	229,452	19,317	20,768

Hedge of net investment in a foreign operation
Currency forwards	828,281	532,613	—	27,595	21,000

Subtotals	828,281	532,613	—	27,595	21,000

Derivatives held for trading	8,444,433	17,751,931	69,135,977	1,282,395	1,037,191

Currency forwards	2,000,421	704,183	300,667	294,102	294,144
Currency swaps	216,211	2,329,400	9,619,530	447,033	269,784
Interest rate swaps	6,172,340	14,509,409	59,186,915	536,997	470,831
Call currency options	37,975	137,507	17,750	4,217	1,493
Put currency options	17,486	71,432	11,115	46	939

Subtotals	8,444,433	17,751,931	69,135,977	1,282,395	1,037,191

Totals	12,105,990	19,075,602	71,663,232	1,368,957	1,112,806

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-68

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

	As of December 31, 2017
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	2,950,441	1,195,024	3,516,621	51,409	121,378

Fair value hedge
Currency forwards	—	—		1,417	78
Currency swaps	—	—	264,226	2,735	40,441
Interest rate swaps	442,426	7,567	2,186,949	7,832	39,327

Subtotals	442,426	7,567	2,451,175	11,984	79,846

Cash flow hedge
Currency forwards	1,401,144	590,463	219,453	8,787	3,946
Currency swaps	—	—	309,970	—	22,315
Interest rate swaps	—	305,800	536,023	1,680	6,481

Subtotals	1,401,144	896,263	1,065,446	10,467	32,742

Hedge of net investment in a foreign operation
Currency forwards	1,106,871	291,194	—	28,958	8,790

Subtotal	1,106,871	291,194	—	28,958	8,790

Derivatives held for trading	26,458,227	30,260,831	48,316,781	1,197,366	973,776

Currency forwards	15,370,447	10,668,057	1,287,870	277,739	320,668
Currency swaps	202,047	713,643	5,509,025	393,504	227,532
Interest rate swaps	10,821,045	18,789,176	41,467,440	524,993	423,120
Call currency options	40,384	54,669	26,223	421	86
Put currency options	24,304	35,286	26,223	709	2,370

Subtotals	26,458,227	30,260,831	48,316,781	1,197,366	973,776

Totals	29,408,668	31,455,855	51,833,402	1,248,775	1,095,154

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-69

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

b.	Hedge accounting

b.1) Fair value hedges:

The Bank uses interest rate derivatives to manage its structural risk by minimizing accounting asymmetries in the Statement of Financial Position. Through different hedging strategies, it redenominates an element originally at a fixed rate to a floating rate, thus decreasing the financial duration and consequently risk, aligning the balance sheet structure with expected movements in the yield curve.

The following table presents the hedged items and the hedging instrument at fair value as of December 31, 2018 and 2017, detailed by maturity:

	As of December 31, 2018
	Notional
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans and accounts receivable from customers
Commercial and mortgage loans	1,232	156,772	261,860	289,724	709,588
Financial instruments at FVTPL
Treasury bonds	666,388	52,132	35,297	42,189	796,006
Debt instruments issued
Current bonds	239,682	55,132	94,000	1,310,697	1,699,511

Totals	907,302	264,036	391,157	1,642,610	3,205,105

Hedging instruments					—
Currency forwards	—	—	—	—	—
Currency swaps	187,578	—	—	—	187,578
Interest rate swaps	719,724	264,036	391,157	1,642,610	3,017,527

Totals	907,302	264,036	391,157	1,642,610	3,205,105

	As of December 31, 2017
	Notional
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans and accounts receivable from customers
Commercial and mortgage loans	12,978	7,704	402,977	320,539	744,198
Available for sale investments
Treasury bonds	—	57,003	1,629	183,675	242,307
Debt instruments issued
Current bonds	437,015	488,291	77,728	1,009,468	2,012,502

Totals	449,993	552,998	482,334	1,513,682	2,999,007

Hedging instruments
Currency swaps	—	264,226	—	—	264,226
Interest rate swaps	449,993	288,772	482,334	1,513,682	2,734,781

Totals	449,993	552,998	482,334	1,513,682	2,999,007

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-70

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

Below is an estimate of the periods in which flows are expected to be produced:

Forecasted cash flows by interest rate risk:

	As of December 31, 2018
	Notional
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	9,678	17,366	15,632	7,728	50,404
Outflows	(24,604)	(37,185)	(50,215)	(70,615)	(182,619)

Net Flows	(14,926)	(19,819)	(34,583)	(62,887)	(132,215)

Hedging instruments (*)
Outflows	(9,678)	(17,366)	(15,632)	(7,728)	(50,404)
Inflows	24,604	37,185	50,215	70,615	182,619

Net flows	14,926	19,819	34,583	62,887	132,215

	As of December 31, 2017
	Notional
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	14,981	27,525	32,376	18,608	93,490
Outflows	(25,575)	(37,197)	(39,863)	(76,755)	(179,390)

Net flows	(10,594)	(9,672)	(7,487)	(58,147)	(85,900)

Hedging instruments (*)
Outflows	(14,981)	(27,525)	(32,376)	(18,608)	(93,490)
Inflows	25,575	37,197	39,863	76,755	179,390

Net flows	10,594	9,672	7,487	58,147	85,900

(*)	Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-71

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

b.2) Cash flow hedges:

Cash flow hedge is used by the Bank mainly to:

•

Reduce the volatility of cash flows in items in the Statement of Financial position that are indexed to inflation through the use of inflation forwards and combinations of swaps in pesos and indexed units.

•

Set the rate of a portion of the pool of short-term liabilities in pesos, thus reducing the risk of an important part of the Bank’s cost of funding, although still maintaining the liquidity risk of the pool. This is achieved by setting the cash flows of the hedged items equal to those of the derivative instruments, modifying uncertain cash flows for certain cash flows.

•	It also sets the rate of funding sources at a floating rate, decreasing the risk that its funding costs increase.

The following table presents the nominal values of the hedged item as of December 31, 2018 and 2017:

	As of December 31, 2018
	Notional
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts at amortized cost
Loans (inflation-indexed)	2,015,643	9,961	—	—	2,025,604
Commercial loans (interest rate)	—	28,000	20,000	—	48,000
Time deposits and other time liabilities
Time deposits	129,100	52,027	—	46,698	227,825
Debt instruments issued
Current bonds	173,683	—	—	—	173,683
Interbank borrowings
Interbank loans	398,606	—	72,766	—	471,372

Totals	2,717,032	89,988	92,766	46,698	2,946,484

Hedging instruments
Currency forwards	2,073,971	—	—	—	2,073,971
Currency swaps	444,488	—	72,766	—	517,254
Interest rate swaps	198,573	89,988	20,000	46,698	355,259

Totals	2,717,032	89,988	92,766	46,698	2,946,484

	As of December 31, 2017
	Notional
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Loans (inflation-indexed)	1,991,607	188,730	—	—	2,180,337
Commercial loans (interest rate)	—	30,723	57,823	174,300	262,846
Time deposits and other time liabilities
Time deposits	305,800	303,900	—	—	609,700
Debt instruments issued
Current bonds	—	309,970	—	—	309,970
Interbank borrowings
Interbank loans	—	—	—	—	—

Totals	2,297,407	833,323	57,823	174,300	3,362,853

Hedging instruments
Currency forwards	1,991,607	219,453	—	—	2,211,060
Currency swaps	—	309,970	—	—	309,970
Interest rate swaps	305,800	303,900	57,823	174,300	841,823

Totals	2,297,407	833,323	57,823	174,300	3,362,853

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-72

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

Below is an estimate of the periods in which flows are expected to occur.

Forecasted cash flows by interest rate risk:

	As of December 31, 2018
	Notional
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	1,848,702	169,442	521	—	2,018,665
Outflows	(11,046)	(3,797)	(5,693)	(2,837)	(23,373)

Net Flows	1,837,656	165,645	(5,172)	(2,837)	1,995,292

Hedging instruments (*)
Outflows	(1,848,702)	(169,442)	(521)	—	(2,018,665)
Inflows	11,046	3,797	5,693	2,837	23,373

Net flows	(1,837,656)	(165,645)	5,172	2,837	(1,995,292)

	As of December 31, 2017
	Notional
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	1,982,371	225,180	2,459	—	2,210,010
Outflows	(29,873)	(33,024)	(21,918)	(15,460)	(100,275)

Net Flows	1,952,498	192,156	(19,459)	(15,460)	2,109,735

Hedging instruments (*)
Outflows	(1,982,371)	(225,180)	(2,459)	—	(2,210,010)
Inflows	29,873	33,024	21,918	15,460	100,275

Net flows	(1,952,498)	(192,156)	19,459	15,460	(2,109,735)

(*)	Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-73

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

	As of December 31,
	2018		2017
	Effective portion	Ineffective portion	Effective portion	Ineffective portion
	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Loans (inflation-indexed)	8,557	2,032	—	—
Commercial loans (interest rate)	1,024	270	1,890	155
Time deposits and other time liabilities
Time deposits	(236)	—	(3,037)	(126)
Debt instruments issued
Current bonds	(3,829)	(2,718)	(4,583)	(1,329)
Interbank borrowings
Interbank loans	43	—	—	—

Totals	5,559	(416)	(5,730)	(1,300)

The effective portion generated by cash flow derivatives recorded in the Consolidated Statement of Changes in Equity as of December 31, 2018 and 2017.

The income generated by cash flow hedge derivatives whose effect was transferred from Other Comprehensive Income to Income for the year, is as follow:

	As of December 31,
	2018	2017
	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Loans (inflation-indexed)	—	—
Commercial loans (interest rate)	—	—
Time deposits and other time liabilities
Time deposits	200	72
Debt instruments issued
Current bonds	—	—
Interbank borrowings
Interbank loans	—	—

Totals	200	72

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-74

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

b.3) Hedge of net investment in foreign operations:

Itaú Corpbanca, the parent company whose functional currency is the Chilean peso, has foreign business investments consisting of a branch in New York and subsidiaries in Colombia. As a result of the proper accounting treatment for these investments, fluctuations in the value of the investments as a result of changes in the Chilean peso-Colombian peso exchange rate alter the parent company’s equity. The objective of these hedges is to safeguard the value of equity by managing exchange rate risk affecting the investments.

Hedges of a net investment in a foreign operation, including hedges of monetary items that are accounted for as part of a net investment, are recorded to cash flow hedges, where:

•

The portion of the gain or loss from the hedge instrument that is determined to be an effective hedge is recognized in equity. As of December 31, 2018, this was a debit of MCh$19,791 (credit of MCh$45,759 net of deferred taxes as of December 31, 2017).

•

The ineffective portion is recognized in profit or loss. No such amounts were recorded in 2018 and 2017.

		As of December 31,
	Notes	2018	2017
		MCh$	MCh$
Opening balances		45,759	10,773
Gains (losses) on hedge of net investment in foreign operation, before tax	22 j	(36,533)	49,197
Income tax relating to hedges of net investment in foreign operations	22 j	10,565	(14,211)

Ending balances		19,791	45,759

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-75

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

Each hedge is detailed in the table below:

b.3.1) Hedge of net investment in New York Branch

	Notional	Market value of hedging instruments	Gain or loss on hedging instruments recognized in equity for the year	Ineffectiveness recognized in profit or loss
	MUSD	MCh$	MCh$	MCh$
As of December 31, 2018	168	(5,151)	(10,354)	—
As of December 31, 2017	150	4,698	4,698	—

b.3.2) Hedge of net investment in Itaú Corpbanca Colombia

	As of December 31, 2018
	Notional				Statements of Changes in Equity	Statement of Income
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Effective portion for the year	Ineffective portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Equity
Foreign investments	1,360,894	—	—	74,648	(26,179)	—
Hedging instrument
Foreign currency forwards	1,360,894	—	—	—	(26,179)	—

	As of December 31, 2017
	Notional				Statements of Changes in Equity	Statement of Income
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Effective portion for the year	Ineffective portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Equity
Foreign investments	1,398,065	—	—	—	44,499	—
Hedging instrument
Foreign currency forwards	1,398,065	—	—	—	44,499	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-76

Note 9 – Interbank Loans

As of December 31, 2018, the balances presented under the item “Interbank loans, net”, according to IFRS 9 are as follows:

As of December 31, 2018
MCh$
Local banks
Loans to local banks	—
Allowances for loans losses	—

Subtotals	—

Foreign banks
Interbank cash loans	30,507
Loans to foreign banks	5,594
Non-transferable deposits with foreign banks	65,556
Allowances for loans losses	(463)

Subtotals	101,194

Chilean Central Bank
Deposits with the Chilean Central Bank not available (*)	240,050

Subtotals	240,050

Totals	341,244

(*)	These are deposits that do not qualify as time deposits

Movements in allowances and impairment for interbanks loans during the year ended December 31, 2018 are detailed as follows:

	Foreign banks
	Stage 1	Stage 2	Stage 3	Totals
	12-Month ECL	Lifetime ECL	Lifetime ECL
	MCh$	MCh$	MCh$	MCh$
Balances as of December 31, 2017	208	—	—	208
Restatement of the prior year	—	—	—	—
Balances as of January 1, 2018	208	—	—	208
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	—	—	—	—
- Decreases due to change in credit risk	—	—	—	—
- Charge-offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	344	—	—	344
Financial assets that have been derecognized	(131)	—	—	(131)
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	42	—	—	42
Balances as of December 31, 2018	463	—	—	463

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-77

Note 9 - Interbank Loans, continued

As of December 31, 2017, the balances presented under the item “Interbank loans, net”, according to IAS 39 are as follows:

As of December 31, 2017
MCh$
Local banks
Loans to local banks	—
Allowances for loans losses	—

Subtotals	—

Foreign banks
Interbank cash loans	862
Loans to foreign banks	13,875
Non-transferable deposits with foreign banks	21,544
Allowances for loans losses	(208)

Subtotals	36,073

Chilean Central Bank
Deposits with the Chilean Central Bank not available (*)	34,004

Subtotals	34,004

Totals	70,077

(*)	These are deposits that do not qualify as time deposits

Movements in allowances and impairment for loans with domestic and foreign Banks during as of December 31, 2017 are detailed as follows:

	Notes	Local banks	Foreign banks	Totals
		MCh$	MCh$	MCh$
Balances as of January 1, 2017		—	(212)	(212)
Charge-offs		—	—	—
Allowances established	27	—	(226)	(226)
Allowances released	27	—	209	209
Impairment		—	—	—
Exchange differences		—	21	21

Balances as of December 31, 2017		—	(208)	(208)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-78

Note 10 – Loans and Accounts Receivable from Customers

a.	Loans and account receivables from customers

As of December 31, 2018, the composition of the loan portfolio under IFRS 9 is as follows:

		Allowances for loan losses
As of December 31, 2018	Gross assets	Individual allowances	Group allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	11,457,388	133,610	258,177	391,787	11,065,601
Foreign trade loans	928,443	—	7,964	7,964	920,479
Checking account debtors	131,100	—	6,801	6,801	124,299
Factoring transactions	210,567	—	9	9	210,558
Student loans	676,689	—	51,091	51,091	625,598
Leasing transactions	928,160	—	25,113	25,113	903,047
Other commercial loans and receivables	34,553	—	1,942	1,942	32,611

Subtotals	14,366,900	133,610	351,097	484,707	13,882,193

Mortgage loans:
Loans with mortgage finance bonds	38,364	—	472	472	37,892
Endorsable mutual mortgage loans	118,668	—	8,016	8,016	110,652
Other mutual mortgage loans	3,953,245	—	52,138	52,138	3,901,107
Mortgage leasing transactions	312,118	—	4,395	4,395	307,723
Other mortgage loans and receivables	23,432	—	1,096	1,096	22,336

Subtotals	4,445,827	—	66,117	66,117	4,379,710

Consumer loans:
Installment consumer loans	1,921,785	—	155,472	155,472	1,766,313
Checking account debtors	209,492	—	17,579	17,579	191,913
Credit card balances	481,567	—	38,426	38,426	443,141
Consumer leasing transactions	6,203	—	476	476	5,727
Other consumer loans and receivables	50,716	—	5,343	5,343	45,373

Subtotals	2,669,763	—	217,296	217,296	2,452,467

Totals	21,482,490	133,610	634,510	768,120	20,714,370

Movements in the loan portfolio for the year ended December 31, 2018 is as follows:

	Loans
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Balances as of December 31, 2017	16,235,974	3,325,409	821,222	20,382,605
Restatement of the prior year	—	—	—	—
Balances as of January 1, 2018	16,235,974	3,325,409	821,222	20,382,605
Changes in the allowances				—
- Transfer to stage 1	—	159,276	108,329	267,605
- Transfer to stage 2	(284,179)	—	134,222	(149,957)
- Transfer to stage 3	(109,278)	(153,171)	—	(262,449)
- Charge-offs	(25,209)	(24,473)	(131,943)	(181,625)
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	7,894,302	700,572	322,298	8,917,172
Financial assets that have been derecognized	(6,165,474)	(1,126,300)	(375,859)	(7,667,633)
Foreign exchange and other movements	151,638	18,426	6,708	176,772
Balances as of December 31, 2018	17,697,774	2,899,739	884,977	21,482,490

	Assets before allowances				ECL allowance
As of December 31, 2018	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3		Net
	MCh$	MCh$	MCh$	Total	MCh$	MCh$	MCh$	Total	Assets
Commercial loans	11,935,270	1,796,562	635,068	14,366,900	61,971	155,958	266,778	484,707	13,882,193
Mortgage loans	3,626,811	659,119	159,897	4,445,827	5,756	37,800	22,561	66,117	4,379,710
Consumer loans	2,135,693	444,058	90,012	2,669,763	70,765	84,842	61,689	217,296	2,452,467

Total	17,697,774	2,899,739	884,977	21,482,490	138,492	278,600	351,028	768,120	20,714,370

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-79

Note 10 – Loans and Accounts Receivable from Customers, continued

As of December 31, 2017, the composition of the loan portfolio under IAS 39 is as follows:

	Gross assets			Allowances for loan losses
As of December 31, 2017	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	10,345,995	770,081	11,116,076	263,552	117,666	381,218	10,734,858
Foreign trade loans	650,959	49,774	700,733	21,617	7,638	29,255	671,478
Checking accounts debtors	131,332	8,016	139,348	1,903	2,848	4,751	134,597
Factoring transactions	140,375	363	140,738	270	93	363	140,375
Student loans	598,108	54,895	653,003	—	12,794	12,794	640,209
Leasing transactions	851,882	88,907	940,789	10,445	6,837	17,282	923,507
Other commercial loans and receivables	24,261	1,598	25,859	365	886	1,251	24,608

Subtotals	12,742,912	973,634	13,716,546	298,152	148,762	446,914	13,269,632

Mortgage loans:
Loans with mortgage finance bonds	44,432	2,968	47,400	—	140	140	47,260
Endorsable mortgage mutual loans	127,153	8,766	135,919	—	1,816	1,816	134,103
Other mortgage mutual loans	3,507,384	153,516	3,660,900	—	23,736	23,736	3,637,164
Mortgage leasing transactions	272,544	9,591	282,135	—	8,960	8,960	273,175
Other mortgage loans and receivables	24,231	2,168	26,399	—	367	367	26,032

Subtotals	3,975,744	177,009	4,152,753	—	35,019	35,019	4,117,734

Consumer loans:
Installment consumer loans	1,725,652	84,397	1,810,049	—	100,068	100,068	1,709,981
Checking account debtors	193,325	14,176	207,501	—	11,840	11,840	195,661
Credit card balances	405,786	15,383	421,169	—	19,664	19,664	401,505
Consumer leasing transactions	10,832	344	11,176	—	398	398	10,778
Other consumer loans and receivables	60,651	2,760	63,411	—	4,624	4,624	58,787

Subtotals	2,396,246	117,060	2,513,306	—	136,594	136,594	2,376,712

Totals	19,114,902	1,267,703	20,382,605	298,152	320,375	618,527	19,764,078

Normal portfolio

This includes individual debtors in the Normal portfolio (A1 to A6) and in the Substandard portfolio (categories B1 and B2, only). For collectively assessed loans, it includes the Normal portfolio.

Impaired Portfolio

This includes individual debtors in the Non-compliant portfolio (C1 to C6) and in the Substandard portfolio (categories B3 and B4, only). For collectively assessed loans, it includes the Non-compliant portfolio.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-80

Note 10 – Loans and Accounts Receivable from Customers, continued

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2018 and 2017, the fair value of guarantees taken corresponds to 136.48% and 126.76% of the assets covered, respectively.

In the case of mortgage guarantees, as of December 31, 2018 and 2017, the fair value of the guarantees taken corresponds to 90.10% and 85.38% of the balance receivable on loans, respectively.

The Bank finances its customers’ purchases of assets, including real estate and other personal property, through finance lease agreements that are presented within this item. As of December 31, 2018, the Bank recorded MCh$436,654 in finance leases for property (MCh$306,931 as of December 31, 2017) and MCh$809,826 in finance leases for real estate property (MCh$927,168 as of December 31, 2017).

b.	Portfolio characteristics

As of December 31, 2018 and 2017, the loan portfolio before allowances for loan losses by customer economic activity was as follows:

	As of December 31, 2018
	Local loans	Foreign loans	Totals	Distribution percentage
	MCh$	MCh$	MCh$	%
Commercial loans
Manufacturing	982,497	114,714	1,097,211	5.11%
Mining	424,883	252,894	677,777	3.16%
Electricity, gas and water	600,667	356,706	957,373	4.46%
Agriculture and livestock	207,271	139,098	346,369	1.61%
Forestry and wood extraction	24,511	5,172	29,683	0.14%
Fishing	1,945	1,530	3,475	0.02%
Transport	509,354	191,047	700,401	3.26%
Communications	23,886	62,191	86,077	0.40%
Construction	1,436,096	310,530	1,746,626	8.13%
Commerce	861,291	758,817	1,620,108	7.54%
Services	2,735,023	1,137,037	3,872,060	18.02%
Others	2,436,337	793,403	3,229,740	15.03%

Subtotals	10,243,761	4,123,139	14,366,900	66.88%

Mortgage loans	3,852,962	592,865	4,445,827	20.70%
Consumer loans	1,750,986	918,777	2,669,763	12.43%

Total	15,847,709	5,634,781	21,482,490	100%

	As of December 31, 2017
	Local loans	Foreign loans	Totals	Distribution percentage
	MCh$	MCh$	MCh$	%
Commercial loans
Manufacturing	784,608	255,883	1,040,491	5.10%
Mining	363,065	280,996	644,061	3.16%
Electricity, gas and water	589,067	347,416	936,483	4.59%
Agriculture and livestock	205,333	210,597	415,930	2.04%
Forestry and wood extraction	22,975	15,832	38,807	0.19%
Fishing	1,527	12,385	13,912	0.07%
Transport	461,486	206,991	668,477	3.28%
Communications	29,296	65,143	94,439	0.46%
Construction	1,368,057	270,063	1,638,120	8.04%
Commerce	815,184	897,666	1,712,850	8.40%
Services	2,616,171	1,164,562	3,780,733	18.55%
Others	2,322,773	409,470	2,732,243	13.40%

Subtotals	9,579,542	4,137,004	13,716,546	67.30%

Mortgage loans	3,635,993	516,760	4,152,753	20.37%
Consumer loans	1,544,062	969,244	2,513,306	12.33%

Total	14,759,597	5,623,008	20,382,605	100%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-81

Note 10 – Loans and Accounts Receivable from Customers, continued

c.	Allowances for loans losses

Movements in allowances for loan losses during the year ended December 31, 2018, under IFRS 9, detailed as follows:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3	Subtotals	Stage 1	Stage 2	Stage 3	Subtotals	Totals
	12-Month ECL	Lifetime ECL	Lifetime ECL		12-Month ECL	Lifetime ECL	Lifetime ECL
Balances as of January 1, 2018	—	49,389	32,736	82,125	126,230	248,129	284,089	658,448	740,573
Changes in the allowances
- Net transfers to stage 1	—	—	—	—	—	36,325	41,471	77,796	77,796
- Net transfer to stage 2	—	—	—	—	(5,233)	—	49,097	43,864	43,864
- Net transfer to stage 3	—	—	—	—	(4,354)	(22,811)	—	(27,165)	(27,165)
- Increases due to change in credit risk	—	3,732	16,587	20,319	18,307	18,459	28,670	65,436	85,755
- Decreases due to change in credit risk	—	(532)	(1,706)	(2,238)	(23,460)	(27,162)	(9,105)	(59,727)	(61,965)
- Charge-offs					(21,316)	(18,559)	(95,091)	(134,966)	(134,966)
- Changes due to modifications that did not result in derecognition									—
New financial assets originated or purchased	—	6,428	17,037	23,465	66,074	54,568	77,069	197,711	221,176
Financial assets that have been derecognized	—	(20,636)	(15,355)	(35,991)	(19,950)	(58,405)	(78,728)	(157,083)	(193,074)
Net transfer from (to) group assessed	—	7,772	38,158	45,930	138	(1,761)	(38,158)	(39,781)	6,149
Foreign exchange and other movements					2,056	3,664	4,257	9,977	9,977
Balances as of December 31, 2018	—	46,153	87,457	133,610	138,492	232,447	263,571	634,510	768,120

The detail by type of portfolio (commercial, mortgage and consumer) is as follow:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3	Subtotals	Stage 1	Stage 2	Stage 3	Subtotals	Totals
Commercial	12-Month ECL	Lifetime ECL	Lifetime ECL		12-Month ECL	Lifetime ECL	Lifetime ECL
Balances as of January 1, 2018	—	49,389	32,736	82,125	63,093	131,854	211,463	406,410	488,535
Changes in the allowances
- Net transfers to stage 1	—	—	—	—	—	14,148	24,174	38,322	38,322
- Net transfer to stage 2	—	—	—	—	(1,047)	—	39,461	38,414	38,414
- Net transfer to stage 3	—	—	—	—	(3,426)	(18,176)	—	(21,602)	(21,602)
- Increases due to change in credit risk	—	3,732	16,587	20,319	8,594	6,716	12,823	28,133	48,452
- Decreases due to change in credit risk	—	(532)	(1,706)	(2,238)	(12,651)	(10,713)	(8,321)	(31,685)	(33,923)
- Charge-offs					(10,983)	(7,447)	(57,566)	(75,996)	(75,996)
- Changes due to modifications that did not result in derecognition									—
New financial assets originated or purchased	—	6,428	17,037	23,465	27,419	16,594	42,544	86,557	110,022
Financial assets that have been derecognized	—	(20,636)	(15,355)	(35,991)	(10,395)	(23,782)	(50,516)	(84,693)	(120,684)
Net transfer from (to) group assessed	—	7,772	38,158	45,930	138	(1,761)	(38,158)	(39,781)	6,149
Foreign exchange and other movements					1,229	2,372	3,417	7,018	7,018
Balances as of December 31, 2018	—	46,153	87,457	133,610	61,971	109,805	179,321	351,097	484,707

	Stage 1	Stage 2	Stage 3
Mortgage	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Balances as of January 1, 2018	3,962	37,460	19,049	60,471
Changes in the allowances
- Transfer to stage 1	—	5,344	2,644	7,988
- Transfer to stage 2	(206)	—	4,253	4,047
- Transfer to stage 3	(73)	(2,918)	—	(2,991)
- Increases due to change in credit risk	1,203	5,921	1,619	8,743
- Decreases due to change in credit risk	(394)	(7,002)	(321)	(7,717)
- Write-Offs	—	(13)	(2,491)	(2,504)
- Changes due to modifications that did not result in derecognition				—
New financial assets originated or purchased	1,639	1,577	405	3,621
Financial assets that have been derecognized	(399)	(2,792)	(2,710)	(5,901)
Changes in models/risk parameters				—
Foreign exchange and other movements	24	223	113	360
Balances as of December 31, 2018	5,756	37,800	22,561	66,117

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-82

Note 10—Loans and Accounts Receivable from Customers, continued

Consumer	Stage 1	Stage 2	Stage 3	Totals
	12-Month ECL	Lifetime ECL	Lifetime ECL
Balances as of January 1, 2018	59,175	78,815	53,577	191,567
Changes in the allowances
- Transfer to stage 1	—	16,833	14,653	31,486
- Transfer to stage 2	(3,980)	—	5,383	1,403
- Transfer to stage 3	(855)	(1,717)	—	(2,572)
- Increases due to change in credit risk	8,510	5,822	14,228	28,560
- Decreases due to change in credit risk	(10,415)	(9,447)	(463)	(20,325)
- Write-Offs	(10,333)	(11,099)	(35,034)	(56,466)
- Changes due to modifications that did not result in derecognition
New financial assets originated or purchased	37,016	36,397	34,120	107,533
Financial assets that have been derecognized	(9,156)	(31,831)	(25,502)	(66,489)
Changes in models/risk parameters
Foreign exchange and other movements	803	1,069	727	2,599
Balances as of December 31, 2018	70,765	84,842	61,689	217,296

Movements in credit risk provisions during the years ended December 31, 2017, under IAS 39, detailed as follows:

	Note		Individual allowances	Group allowances	Total
			MCh$	MCh$	MCh$
Balances as of January 1, 2017			366,058	193,246	559,304
Portfolio charge-offs
Commercial loans			(69,702)	(39,648)	(109,350)
Mortgage loans			—	(8,303)	(8,303)
Consumer loans			—	(115,708)	(115,708)

Total charge-offs			(69,702)	(163,659)	(233,361)

Allowances established			338,701	480,567	819,268
Allowances released			(302,504)	(169,801)	(472,305)
Application of provisions			(9,760)	—	(9,760)
Exchange rate differences			(24,641)	(19,978)	(44,619)

Balances as of December 31, 2017	10a	)	298,152	320,375	618,527

d.	Portfolio sales

As of December 31, 2018 and 2017, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on result of these transactions amounts to MCh$1,602 as of December 31, 2018 (MCh$15,121 as of December 31, 2017), the effect on income of these transactions as a whole does not exceed 5% of before tax profit for the year, and is recorded within net gains from trading and investment income activities in the consolidated statement of income for the year, disclosed in Note 25 “Net income (expense) from financial operations” within “Sale of loans and accounts receivable from customers”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-83

Note 10 – Loans and Accounts Receivable from Customers, continued

d.1	Current and charged-off portfolios sales

As of December 31, 2018 and 2017, the Bank and its subsidiaries derecognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities in Note 1, letter l), point iv) of the annual Consolidated Financial Statements. The main sales during 2018 and 2017 were of loans related to Law 20,027, which are detailed in point d.2).

	For the year ended December 31, 2018					For the year ended December 31, 2017
Portfolio	Loan value	Allowances	Sale price	Adjustment to EIR	Net effect on income	Loan value	Allowances	Sale price	Adjustment to EIR	Net effect on income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current	62,261	24,797	24,662	—	(12,802)	22,739	5,619	14,715	—	(2,405)
Charged-off	—	—	1,132	—	1,132	—	—	1,674	—	1,674

Totals	62,261	24,797	25,794	—	(11,670)	22,739	5,619	16,389	—	(731)

d.2	CAE portfolio sale

For the year ended December 31, 2018, a gain was recognized amounting to MCh$13,272 (MCh$15,852 for the year ended December 31, 2017) corresponding to the income generated in the sale included directly in the Consolidated Statement of Income under “Net income from financial operations”. An adjustment to the effective interest rate for MCh$11,768 as of December 31, 2018 (MCh$14,058 as of December 31, 2017) is allocated to the portion of the CAE portfolio that was classified as loans at amortized cost, recognizing an effective interest rate equivalent for all these operations, according to IFRS 9 (IAS 39 in 2017).

	For the year ended December 31, 2018					For the year ended December 31, 2017
Portfolio	Loan value	Allowances	Sale price	Adjustment to EIR	Net effect on income	Loan value	Allowances	Sale price	Adjustment to EIR	Net effect on income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
CAE	95,521	119	120,442	11,768	13,272	118,027	212	147,725	14,058	15,852

e.	Lease

As of December 31, 2018 and 2017, the Bank’s scheduled cash flows to be received from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable
	As of December 31,		As of December 31,		As of December 31,
	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Up to 1 month	29,177	29,846	1,310	3,677	27,867	26,169
More than 1 month to 3 months	31,278	32,672	2,636	2,857	28,642	29,815
More than 3 months up to 1 year	116,526	120,691	10,621	11,596	105,905	109,095
More than 1 year up to 3 years	257,976	262,576	31,491	33,717	226,485	228,859
More than 3 years up to 6 years	284,920	283,010	54,922	57,453	229,998	225,557
More than 6 years	1,077,447	1,062,625	449,864	448,020	627,584	614,605

Totals	1,797,324	1,791,420	550,844	557,320	1,246,481	1,234,100

	As of December 31,
	2018	2017
Leasing transactions	MCh$	MCh$
Commercial	928,160	940,789
Mortgage	312,118	282,135
Consumer	6,203	11,176

Totals	1,246,481	1,234,100

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-84

Note 11 – Investment instruments

a) Financial instruments at fair value through other comprehensive income and at amortized cost—under IFRS 9

As of December 31, 2018, the detail of financial instruments measured at FVOCI and at amortized cost is as follows:

	As of December 31, 2018
	At FVTOCI	At amortized cost	Totals
	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank securities	411,431	—	411,431
Chilean Treasury bonds	913,041	—	913,041
Other government securities	27,612	—	27,612
Other local institutions financial instruments
Time deposits in local banks	185,501	—	185,501
Mortgage finance bonds	50	—	50
Chilean financial institutions bonds	—	—	—
Other local financial investments	5,979	—	5,979
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	769,693	198,923	968,616
Other foreign financial instruments	332,560	—	332,560
Investments not quoted in active markets
Corporate bonds	4,909	—	4,909
Other financial instruments at FVOCI	6,378	—	6,378

Totals	2,657,154	198,923	2,856,077

As of December 31, 2018 this total includes MCh$178,671, included in Note 5 “Cash and cash equivalents,” which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

As of December 31, 2018, the portfolio at FVTOCI includes an unrealized gain of MCh$25,450, presented in Equity as valuation accounts, distributed among a gain of MCh$17,793 attributable to equity holders and a gain of MCh$7,657 attributable to non-controlling interest.

Impairment

As of December 31, 2018 the portfolio of debt securities classified as investment instruments at fair value through other comprehensive income includes impairment movements as summarized below:

Financial instruments at FVOCI
	Stage 1	Stage 2	Stage 3	Totals
	12-Month ECL	Lifetime ECL	Lifetime ECL
Balances as of December 31, 2017	—	—	—	—
Restatement of the prior year due to IFRS 9 adoption	520	—	—	520
Balances as of January 1, 2018	520	—	—	520
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	—	—	—	—
- Decreases due to change in credit risk	—	—	—	—
- Charge-offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	25	—	—	25
Financial assets that have been derecognized	(411)	—	—	(411)
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Balances as of December 31, 2018	134	—	—	134

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-85

Note 11 – Investment instruments, continued

As of December 31, 2018 the portfolio of investment instruments at amortized cost includes impairment movements as summarized below:

Financial instruments at Amortized cost
	Stage 1	Stage 2	Stage 3	Totals
	12-Month ECL	Lifetime ECL	Lifetime ECL
Balances as of December 31, 2017	—	—	—	—
Restatement of the prior year due to IFRS 9 adoption	37	—	—	37
Balances as of January 1, 2018	37	—	—	37
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	—	—	—	—
- Decreases due to change in credit risk	(50)	—	—	(50)
- Charge-offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	—	—	—	—
Financial assets that have been derecognized	—	—	—	—
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Balances as of December 31, 2018	(13)	—	—	(13)

Unrealized gains and losses of the portfolio at FVTOCI

Unrealized gains and losses of the FVTOCI portfolio as of December 31, 2018 are detailed as follows:

	As of December 31, 2018
	Acquisition cost	Unrealized		Fair value
		Gain	Losses
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	411,223	533	(325)	411,431
Chilean Treasury bonds	911,596	2,458	(1,013)	913,041
Other government securities	28,131	—	(519)	27,612
Other local institutions financial instruments
Time deposits in local banks	185,468	70	(37)	185,501
Mortgage finance bonds	50	—	—	50
Chilean financial institutions bonds	—	—	—	—
Other local financial investments	4,001	1,978	—	5,979
Foreign institutions financial instruments
Foreign governments and Central Banks financial instruments	752,791	24,505	(7,603)	769,693
Other foreign financial instruments	329,196	5,741	(2,377)	332,560
Investments not quoted in active markets
Corporate bonds	4,924	5	(20)	4,909
Other financial instruments at FVOCI	4,324	2,054	—	6,378

Totals	2,631,704	37,344	(11,894)	2,657,154

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-86

Note 11 – Investment instruments, continued

b) Investment instruments - under IAS 39

As of December 31, 2017, the detail of available for sale and held to maturity financial instruments is as follows:

	As of December 31, 2017
	Available for sale	Held to maturity	Total
	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank securities	687,945	—	687,945
Chilean Treasury bonds	1,081,879	—	1,081,879
Other government securities	14,053	—	14,053
Other local institutions financial instruments
Time deposits in local banks	114,038	—	114,038
Mortgage finance bonds	64	—	64
Chilean financial institutions bonds	9,032	—	9,032
Other local financial investments	6,159	—	6,159
Foreign institutions financial instruments
Foreign governments and Central Banks financial instruments	420,687	—	420,687
Other foreign financial instruments	300,740	202,030	502,770
Investments not quoted in active markets
Corporate bonds	18,469	—	18,469
Other financial instruments	10,412	—	10,412

Total	2,663,478	202,030	2,865,508

As of December 31, 2017 this total includes MCh$15,775, included in Note 5 “Cash and cash equivalents,” which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

As of December 31, 2017, the portfolio of available for sale includes an unrealized gain of MCh$24,552, presented as equity reserve accounts, distributed among a profit of MCh$16,592 attributable to equity holders and a gain of MCh$7,960 attributable to non-controlling interest.

Impairment of investment instruments

The Bank’s portfolio of fair value through other comprehensive income does not present impairment as of December 31, 2017.

The detail of investments quoted in non-active markets classified as available for sale has been recorded at fair value.

Itaú Corpbanca reviewed the instruments with unrealized losses as of December 31, 2017, concluding that they were not impairments other than temporary. Therefore, they do not imply adjustments to results of the fiscal year.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-87

Note 11 – Investment instruments, continued

Unrealized gains and losses of the available for sale portfolio

Unrealized gains and losses of the available for sale portfolio as of December 31, 2017 are detailed as follows:

	As of December 31, 2017
	Amortized cost	Unrealized		Fair value
		Gain	Losses
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank securities	688,770	806	(1,631)	687,945
Chilean Treasury bonds	1,081,633	3,526	(3,280)	1,081,879
Other government securities	14,206	—	(153)	14,053
Other local institutions financial instruments
Time deposits in local banks	114,073	—	(35)	114,038
Mortgage finance bonds	64	—	—	64
Chilean financial institutions bonds	9,034	25	(27)	9,032
Other local financial investments	3,942	2,217	—	6,159
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	416,995	3,921	(229)	420,687
Other foreign financial instruments	281,833	19,090	(183)	300,740
Investments not quoted in active markets
Corporate bonds	17,964	505	—	18,469
Other financial instruments	10,412	—	—	10,412

Totals	2,638,926	30,090	(5,538)	2,663,478

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-88

Note 12 – Intangible assets

a.	Composition of intangibles assets as of December 31, 2018 and 2017 is as follows:

Concept	Useful life years	Remaining amortization years	Net assets as of January 1, 2018	Gross balance	Accumulated amortization	Net assets as of December 31, 2018
			MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	3	113,355	263,179	(111,339)	151,840
IT projects and licenses	6	2	16,663	42,601	(29,987)	12,614
Assets generated in business combination			1,431,990	1,518,599	(112,583)	1,406,016
Goodwill	—	—	1,126,663	1,135,392	—	1,135,392
Trademarks	10	8	42,106	51,432	(14,430)	37,002
Customer relationship	12	10	76,038	93,591	(24,332)	69,259
Core deposits	9	7	187,183	238,184	(73,821)	164,363
Other projects	10	1	646	3,645	(3,151)	494

Totals			1,562,654	1,828,024	(257,060)	1,570,964

Concept	Useful life years	Remaining amortization years	Net assets as of January 1, 2017	Gross balance	Accumulated amortization	Net assets as of December 31, 2017
			MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	5	87,324	203,080	(89,725)	113,355
IT projects and licenses	6	5	21,300	42,474	(25,811)	16,663
Assets generated in business combination			1,505,034	1,502,615	(70,625)	1,431,990
Goodwill			1,145,308	1,126,663	—	1,126,663
Trademarks	10	9	47,209	51,417	(9,311)	42,106
Customer relationship	12	11	89,827	91,046	(15,008)	76,038
Core deposits	9	8	222,690	233,489	(46,306)	187,183
Other projects	10	1	817	3,645	(2,999)	646

Totals			1,614,475	1,751,814	(189,160)	1,562,654

b.	Movements on gross balances of intangible assets as of December 31, 2018 and 2017 are as follows:

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Goodwill	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	203,080	42,474	375,952	1,126,663	3,645	1,751,814
Acquisitions	58,085	111	—	—	—	58,196
Disposals	(147)	—	—	—	—	(147)
Exchange differences	2,161	16	7,255	8,729	—	18,161

Balances as of December 31, 2018	263,179	42,601	383,207	1,135,392	3,645	1,828,024

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Goodwill	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	162,385	42,447	391,583	1,145,308	3,645	1,745,368
Acquisitions	42,867	36	—	—	—	42,903
Disposals	(123)	—	—	—	—	(123)
Exchange differences	(2,049)	(9)	(15,631)	(18,645)	—	(36,334)

Balances as of December 31, 2017	203,080	42,474	375,952	1,126,663	3,645	1,751,814

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-89

Note 12 – Intangible assets, continued

c.    Movements on accumulated amortization of intangible assets for the years ended December 31, 2018 and 2017 are as follows:

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	(89,725)	(25,811)	(70,625)	(2,999)	(189,160)
Amortization for the year	(20,868)	(4,164)	(40,976)	(150)	(66,158)
Exchange differences	(746)	(12)	(982)	(2)	(1,742)

Balances as of December 31, 2018	(111,339)	(29,987)	(112,583)	(3,151)	(257,060)

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	(75,061)	(21,147)	(31,857)	(2,828)	(130,893)
Amortization for the year	(16,607)	(4,672)	(41,038)	(158)	(62,475)
Exchange differences	1,943	8	2,270	(13)	4,208

Balances as of December 31, 2017	(89,725)	(25,811)	(70,625)	(2,999)	(189,160)

d.	Impairment

Itaú Corpbanca evaluates, at the end of each reporting period, whether there is any indication of impairment of any asset (including Goodwill). If this indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset.

As of December 31, 2018 and 2017 there is no indication nor concrete evidence of impairment (see details in note 30). As of the date of these Consolidated Financial Statements, there have been no events that require the recognition of impairment.

e.	Restrictions

Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets as of December 31, 2018 and 2017. In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations. Moreover, there are no amounts owed by the Bank on intangible assets as of the aforementioned dates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-90

Note 13 – Property, plant and equipment

a.	Property, plant and equipment as of December 31, 2018 and 2017 are broken down as follows.

	Useful life years	Remaining depreciation years	Net assets as of January 1, 2018	Gross Balance	Accumulated depreciation	Net assets as of December 31, 2018
			MCh$	MCh$	MCh$	MCh$
Land and buildings	19	14	83,151	65,843	(22,778)	43,065
Equipment	3	1	25,160	80,383	(47,776)	32,607
Others	3	2	22,268	50,248	(30,356)	19,892
Furniture			10,357	27,440	(18,067)	9,373
Leased assets			—	28	(28)	—
Others			11,911	22,780	(12,261)	10,519

Totals			130,579	196,474	(100,910)	95,564

	Useful life years	Remaining depreciation years	Net assets as of January 1, 2017	Gross Balance	Accumulated depreciation	Net assets as of December 31, 2017
			MCh$	MCh$	MCh$	MCh$
Land and buildings	25	16	78,034	118,481	(35,330)	83,151
Equipment	5	1	25,997	65,018	(39,858)	25,160
Others	8	3	17,012	50,773	(28,505)	22,268
Furniture			8,418	27,860	(17,503)	10,357
Leased assets			50	28	(28)	—
Others			8,544	22,885	(10,974)	11,911

Totals			121,043	234,272	(103,693)	130,579

The useful life presented in the preceding tables, corresponds to the total useful life and residual useful life for the property, plant and equipment. Total useful lives have been determined based on our expected use of the assets, considering quality of the original construction, the environment in which the assets are located, quality and degree of maintenance carried out, and appraisals performed by external experts of the Bank.

b.	Movements on gross balances as of December 31, 2018, and 2017, are as follows:

	Land and buildings	Equipment	Other	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	118,481	65,018	50,773	234,272
Acquisitions	6,207	16,253	2,296	24,756
Sales and/or disposals for the year	(14,010)	(2,334)	(3,187)	(19,531)
Reclassification to assets held for sale (*)	(45,123)	(101)	(101)	(45,325)
Exchange differences	288	1,547	467	2,302

Balances as of December 31, 2018	65,843	80,383	50,248	196,474

(*) See detail in Note 15 “Other assets and non-current assets held for sale”.

	Land and buildings	Equipment	Other	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	107,989	62,007	42,726	212,722
Acquisitions	27,125	7,853	9,274	44,252
Sales and/or disposals for the year	(12,636)	(2,241)	(952)	(15,829)
Exchange differences	(3,997)	(2,601)	(275)	(6,873)

Balances as of December 31, 2017	118,481	65,018	50,773	234,272

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-91

Note 13 – Property, plant and equipment, continued

c.	Movements of accumulated depreciation of property, plant and equipment for years ended December 31, 2018 and 2017, are as follows:

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	(35,330)	(39,858)	(28,505)	(103,693)
Depreciation for the year	(7,833)	(9,182)	(3,644)	(20,659)
Sales and/or disposals for the year	6,796	2,237	2,429	11,462
Reclassification to assets held for sale (*)	(883)	(987)	(705)	(2,575)
Exchange differences	14,472	42	69	14,583
Impairment	—	(28)	—	(28)

Balances as of December 31, 2018	(22,778)	(47,776)	(30,356)	(100,910)

(*) See detail in Note 15 “Other assets and non-current assets held for sale”.

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	(29,955)	(36,010)	(25,714)	(91,679)
Depreciation of the year	(7,218)	(8,054)	(4,098)	(19,370)
Sales and/or disposals for the year	—	2,178	481	2,659
Exchange Differences	1,843	2,055	826	4,724
Impairment	—	(27)	—	(27)

Balances as of December 31, 2017	(35,330)	(39,858)	(28,505)	(103,693)

d.	As of December 31, 2018 and 2017, the Bank has contracts of operating lease that cannot be cancel unilaterally. The information for future payments is as follows:

Future operating lease payments for land, buildings and equipment
	Up to 1 year	Between 1 and 5 years	Over 5 years	Totals
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2018	23,140	59,171	54,892	137,203
As of December 31, 2017	23,021	76,949	103,195	203,165

e.	As of December 31, 2018 and 2017, the Bank holds finance lease contracts that cannot be rescinded or unilaterally terminated. The future payment information is detailed as follows:

Future financial leasing payments for land, buildings and equipment
	Up to 1 year	Between 1 and 5 years	Over 5 years	Totals
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2018	9,373	181,804	45,451	236,628
As of December 31, 2017	9,078	43,730	43,730	96,538

f.

The Bank and subsidiaries have no restrictions on property, plant and equipment as of December 31, 2018 and 2017. Additionally, property, plant and equipment has not been pledged to ensure compliance with obligations. Furthermore, there are no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-92

Note 14 – Current Taxes and Deferred Taxes

a)	Current taxes

At the end of each reporting period, the Bank and subsidiaries recognize a First Category Income Tax Provision, which is determined based on currently enacted tax legislation. The net provision for current taxes recognized as of December 31, 2018 was MCh$121,938 (MCh$237,828 as of December 31, 2017), according to the following detail:

a.1) Current taxes assets and liabilities by geographical area:

	As of December 31, 2018				As of December 31, 2017
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	68,094	2,161	52,874	123,129	202,093	—	36,359	238,452
Current tax liabilities	(528)	—	(663)	(1,191)	(624)	—	—	(624)

Totas, net	67,566	2,161	52,211	121,938	201,469	—	36,359	237,828

a.2) Details of current tax items by geographical area:

	As of December 31, 2018				As of December 31, 2017
	Chile	USA (*)	Colombia	Total	Chile	USA (*)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income tax	(81,487)	—	(14,273)	(95,760)	(8,332)	—	(11,357)	(19,689)
					—	—	—	—
Less:					—	—	—	—
Monthly Provisional Payment	21,424	—	1,544	22,968	49,529	—	2,940	52,469
Tax Credit for Training Costs	800	—	—	800	—	—	—	—
Tax Credit Donations	745	—	—	745	831	—	—	831
Other taxes to be recovered (**)	126,084	2,161	64,940	193,185	159,441	—	44,776	204,217

Totals	67,566	2,161	52,211	121,938	201,469	—	36,359	237,828

(*)	Corresponds to the subsidiary located in New York.
(**)

The other taxes to be recovered correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for absorbed utilities with right to return, among others.

b)	Effect on income

The tax expense for the years ended December 31, 2018, 2017 and 2016 is comprised of the following items:

	2018	2017	2016
	MCh$	MCh$	MCh$
Income tax expense
Current tax expense	(95,760)	(19,689)	(19,326)
Deferred taxes
Deferred tax expenses	28,110	74,611	23,105

Subtotals	(67,650)	54,922	3,779

Others	591	(2,051)	(211)

Net expense for income taxes	(67,059)	52,871	3,568

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-93

Note 14 – Current Taxes and Deferred Taxes, continued

c)	Effective tax rate reconciliation

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2018, 2017 and 2016.

The nominal tax rates of the countries where consolidated subsidiaries are located are:

	2018	2017	2016
	Tax rates	Tax rates	Tax rates
Chile	27.0%	25.5%	24.0%
Colombia	37.0%	40.0%	40.0%
USA	21.0%	35.0%	35.0%

	For the years ended December 31,
	2018		2017		2016
	Tax rate	Amount	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$	%	MCh$
Amount calculated by using the statutory rates	27.00	(63,157)	25.50	(2,538)	24.00	(2,617)
Exchange differences due to investments in Colombia	13.47	(31,499)	(204.84)	20,390	(1.06)	116
Equity price level restatement for tax purposes	(9.49)	22,188	(141.93)	14,128	(129.59)	14,132
Local tax for USA and Panama income	0.02	(54)	(98.46)	9,801	57.55	(6,276)
Effect of rate change Chile	—	—	(51.68)	5,144	(36.27)	3,955
Tax Reform USA 35%-21%	—	—	95.21	(9,477)	—	—
Effect of rate change Colombia	(0.01)	20	47.07	(4,685)	(21.57)	2,352
Effect of rates New York subsidiary (**)	(0.18)	433	14.65	(1,458)	(20.52)	2,238
Effect of rates Colombia subsidiary (**)	0.50	(1,173)	(54.55)	5,430	(34.06)	3,714
Penalty fee SBIF	0.69	(1,616)	—	—	—	—
Permanent and other differences (*)	(3.33)	7,799	(162.11)	16,136	128.80	(14,046)

Totals	28.67	(67,059)	(531.14)	52,871	(32.72)	3,568

(*)

Other includes, mainly, a) benefits derived from the tax effect of goodwill from business combinations in Colombia made by Corpbanca prior to the acquisition of Itaú, amounting to MCh$ 11,276 in 2018, MCh$20,568 in 2017, and MCh$14,276 in 2016 and b) the 2016 period includes effects of wealth tax in Colombia and one-time effects derived from the business combination between Itaú and Corpbanca.

(**)	This line reflects the differences in tax rates in other jurisdictions, based on the Bank’s consolidated results.

d)	Other comprehensive income – tax effects

The table below sets for a summary of the deferred tax effect on other comprehensive income for the years ended December 31, 2018, 2017 and 2016, which consists of the following items:

d.1 Tax effect of “OCI” that may be reclassified subsequently to profit or loss:

	2018	2017	2016
	MCh$	MCh$	MCh$
Financial instruments at fair value through other comprehensive income	(2,172)	—	—
Available for sale investments	—	(3,333)	(4,025)
Hedge of a net investment in foreign operations	10,565	(14,211)	(2,685)
Cash flow hedge	(1,669)	44	1,345

Total charge to other comprehensive income	6,724	(17,500)	(5,365)

d.2 “OCI” that may not be reclassified subsequently to profit or loss:

	2018	2017	2016
	MCh$	MCh$	MCh$
Income tax relating to defined benefit obligation	(44)	(6)	1,090

Total charge to other comprehensive income	(44)	(6)	1,090

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-94

Note 14 – Current Taxes and Deferred Taxes, continued

e)	Effect of deferred taxes

e.1) Totals deferred taxes

Detail of effects for deferred taxes presented in assets and liabilities is as follows:

	As of December 31, 2018			As of December 31, 2017
	Assets (*)	Liabilities (*)	Net	Assets (*)	Liabilities (*)	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	124,408	—	124,408	105,479	17,621	123,100
Accrued interest on past due portfolio	7,377	—	7,377	6,970	—	6,970
Unearned price differences	288	—	288	220	—	220
Personnel provisions	18,220	(155)	18,065	7,891	4,659	12,550
Miscellaneous provisions	51,033	—	51,033	29,803	4,225	34,028
Tax losses	62,685	—	62,685	25,753	46,166	71,919
Net tax value of amortizable assets	14,739	—	14,739	20,683	—	20,683
Depreciation of property, plant and equipment	(42,581)	—	(42,581)	(34,169)	(11,687)	(45,856)
Lease division and others	19,261	—	19,261	25,392	4,175	29,567
Mark to market of financial instruments	(26,821)	138	(26,683)	(12,259)	(26,730)	(38,989)
Itaú-Corpbanca business combination	(61,521)	—	(61,521)	(18,139)	(50,158)	(68,297)
Others	11,598	(454)	11,144	(16,939)	(14,625)	(31,564)

Totals assets (liabilities) for deferred taxes	178,686	(471)	178,215	140,685	(26,354)	114,331

e.2 Deferred taxes by geographic area:

	As of December 31, 2018				As of December 31, 2017
	Chile	USA	Colombia	Total	Chile	USA	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	130,883	20,311	27,492	178,686	125,917	14,768	—	140,685
Deferred tax liabilities	—	—	(471)	(471)	(53)	—	(26,301)	(26,354)

Net by geographic area	130,883	20,311	27,021	178,215	125,864	14,768	(26,301)	114,331

Effects of deferred taxes on assets and liabilities arising from temporary differences (by geographic area) are as follows:

	As of December 31, 2018				As of December 31, 2017
	Chile	USA	Colombia	Total	Chile	USA	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	99,621	(4,531)	29,318	124,408	93,864	11,615	17,621	123,100
Accrued interest on past due portfolio	7,377	—	—	7,377	6,970	—	—	6,970
Unearned price differences	288	—	—	288	220	—	—	220
Personnel provisions	13,871	139	4,055	18,065	7,829	282	4,439	12,550
Miscellaneous provisions	43,824	3,843	3,366	51,033	28,582	1,221	4,225	34,028
Tax losses	2,460	11,034	49,191	62,685	16,607	9,146	46,166	71,919
Net tax value of amortizable assets	14,739	—	—	14,739	20,683	—	—	20,683
Depreciation of property, plant and equipment	(37,513)	—	(5,068)	(42,581)	(34,308)	—	(11,548)	(45,856)
Lease division and others	9,422	—	9,839	19,261	25,392	—	4,175	29,567
Mark to market of financial instruments	(6,535)	—	(20,148)	(26,683)	(12,259)	—	(26,730)	(38,989)
Itaú-Corpbanca business combination	(16,613)	—	(44,908)	(61,521)	(18,139)	—	(50,158)	(68,297)
Others	(58)	9,826	1,376	11,144	(9,577)	(7,496)	(14,491)	(31,564)

Totals assets (liabilities), net	130,883	20,311	27,021	178,215	125,864	14,768	(26,301)	114,331

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-95

Note 15 – Other assets and assets non-current assets held for sale

a)	The detail of other assets is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Assets for leasing (1)	33,991	25,741
Other assets	467,806	403,284
Deposits in guarantee	30,016	28,539
Accounts and notes receivable (2)	147,248	167,450
Rights on brokerage transactions	52,361	33,247
Repossessed assets from leasing transactions	5,368	9,733
Hedge accounting valuation adjustments	12,800	13,980
Rentals paid in advance (3)	5,698	7,960
Prepaid expenses (4)	19,674	13,501
Collateral for financial transactions (threshold)	155,641	88,520
Claims receivable from insurance companies	360	690
Asset management fees receivable	1,496	986
Insurance brokerage fees receivable	6,537	4,236
Other assets	30,607	34,442

Totals	501,797	429,025

(1)	Property, plant and equipment acquired to be ceded under financial leases.
(2)	This includes rights and accounts receivable that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending of collection.
(3)	Leases paid in advance to SMU S.A. in connection with ATM locations (see Note 32, letter b)
(4)	Includes payments made in advance for different services that will be received (leases, insurance, and others).

b)	The detail of non-currents assets held for sale is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Assets received in lieu of payment	29,060	18,308
Property, plant and equipment held for sale (1)	30,742	—

Totals	59,802	18,308

(1)	Corresponds to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors of the entity, during the meeting held on July 31, 2018.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-96

Note 16 – Deposits and Other Demand Liabilities and Time Deposits

a)	As of December 31, 2018 and 2017 deposits and other demand liabilities are as follow:

	As of December 31,
	2018	2017
	MCh$	MCh$
Checking accounts	2,570,436	2,473,283
Other deposits and demand accounts	1,396,573	1,363,017
Advance payments received from customers	79,801	131,169
Other demand liabilities	253,665	174,198

Totals	4,300,475	4,141,667

b)	As of December 31, 2018 and 2017 the composition of time deposits and other time liabilities is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Time deposits	10,093,703	10,036,583
Time savings accounts	27,156	28,410
Other time liabilities	252	250

Totals	10,121,111	10,065,243

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-97

Note 17 – Interbank Borrowings

a.	As of December 31, 2018 and 2017, interbank borrowings are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Loans obtained from local financial institutions
Banco de Chile	—	21,958
Banco BTG Pactual Chile	5,863	—

Subtotals	5,863	21,958

Loans obtained from foreign financial institutions
Sumitomo Mitsui Banking Corporation	242,883	145,156
Wells Fargo Bank, N.A.	209,615	157,029
Credicorp Capital SASAF	175,326	125,706
Bank of America, N.A.	153,546	248,514
IFC Corporación Financiera Internacional	145,817	187,507
Citibank N.A.	118,975	168,232
Scotia Fondos Sociedad Administradora de Fondos S.A.	108,979	62,205
Bank of Montreal	106,586	42,836
Corporación Andina de Fomento	104,273	30,724
BNP Paribas	91,072	39,480
Banco Crédito del Perú	90,022	31,031
Bancoldex S.A. (Colombia)	80,394	100,834
Commerzbank A.G.	75,032	89,274
BBVA Asset Management Continental S.A. (Perú)	73,481	39,791
Standard Chartered Bank	68,169	140,397
Bank of Nova Scotia	65,802	65,442
Banco Latinoamericano de Exportación	52,817	57,132
Interfondos S.A. Sociedad Administradora de Fondos	45,149	19,906
HSBC USA	43,214	15,362
Findeter S.A. Financiera del Desarrollo Territorial	38,364	49,528
Cobank C.B.	33,850	9,108
Mizuho Corporate Bank	31,763	39,480
Ing Bank NV	30,874	16,965
Apple Bank for Saving	18,147	12,290
Bancaribe Curacao Bank N.V.	12,694	13,831
Export Development Canada	11,199	30,724
Banco de Bogotá	8,560	4,118
China Construction Bank	5,155	14,133
Fondos SURA SAF S.A.C.	2,827	25,436
Shanghai Commercial & Savings Bank	2,244	6,145
The Export-IM Apple Bank for Saving	2,244	6,145
Bayern Landesbank	2,237	11,245
Banco República	1,805	15,119
Scotiabank Perú S.A	1,457	—
Corporación Financiera de Desarrollo S.A (Cofide)	—	10,407
Mercantil CA Banco Universal	—	17,395
Deg Deutsche Investitions	—	21,410
Kookmin Bank of New York	—	12,324
Other banks	67,288	91,811

Subtotals	2,321,860	2,174,172

Totals	2,327,723	2,196,130
c.	Interbank borrowings from financial institutions by maturity is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Within 1 year	1,829,814	1,475,588
After 1 year but within 2 years	319,870	422,911
After 2 years but within 3 years	17,595	106,260
After 3 years but within 4 years	77,993	15,154
After 4 years but within 5 years	11,644	73,536
After 5 years	70,807	102,681

Totals	2,327,723	2,196,130

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-98

Note 18 - Debt Instruments Issued and Other Financial Liabilities

As of December 31, 2018 and 2017, composition of debt instruments issued and other financial liabilities is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	53,463	67,938
Senior bonds	4,882,341	4,840,918
Subordinated bonds	1,074,320	1,041,182

Subtotals	6,010,124	5,950,038

Other financial liabilities
Liabilities with the public sector	10	—
Borrowings from local financial institutions	12,390	16,255
Foreign borrowings	—	811

Subtotals	12,400	17,066

Totals	6,022,524	5,967,104

Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term, and is detailed as follows:

	As of December 31, 2018
	Long term	Short term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	43,029	10,434	53,463
Senior bonds	4,220,626	661,715	4,882,341
Subordinated bonds	1,052,111	22,209	1,074,320

Debt instruments issued	5,315,766	694,358	6,010,124

Other financial liabilities	—	12,400	12,400

	As of December 31, 2017
	Long term	Short term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	55,678	12,260	67,938
Senior bonds	4,178,313	662,605	4,840,918
Subordinated bonds	1,041,182	—	1,041,182

Debt instruments issued	5,275,173	674,865	5,950,038

Other financial liabilities	—	17,066	17,066

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-99

Note 18 - Debt Instruments Issued and Other Financial Liabilities, continued

The following tables provide with additional information, including maturities, for each type of debt issued as of December 31, 2018 and 2017.

a.	Mortgage finance bonds

Detail of maturities for mortgage finance bonds is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Within 1 year	10,434	12,260
After 1 year but within 2 years	7,612	9,965
After 2 years but within 3 years	7,092	8,114
After 3 years but within 4 years	6,516	7,554
After 4 years but within 5 years	5,908	6,952
After 5 years	15,901	23,093

Totals	53,463	67,938

b.	Senior bonds

Details for senior bonds, by currency, are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Bonds in UF	3,568,532	3,258,201
Bonds in CLP	416,116	373,135
Bonds in USD	529,363	923,718
Bonds in COP	368,330	285,864

Totals	4,882,341	4,840,918

Detail of maturities for senior bonds is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Due within 1 year	661,715	662,605
After 1 year but within 2 years	637,595	516,061
After 2 years but within 3 years	216,695	653,601
After 3 years but within 4 years	446,323	199,908
After 4 years but within 5 years	276,047	312,597
After 5 years	2,643,966	2,496,146

Totals	4,882,341	4,840,918

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-100

Note 18 - Debt Instruments Issued and Other Financial Liabilities, continued

The following table presents details for senior bonds issued:

Senior bonds issued during the year ended December 31, 2018

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAQ0710	UF	2,000,000	10 years and 4 months	3% annual	02/06/2018	07/01/2028
BCORAR0710	UF	2,450,000	11 years and 4 months	3% annual	02/21/2018	07/01/2029
BCORAR0710	UF	5,000,000	11 years and 4 months	3% annual	03/14/2018	07/01/2029
BCORAN0710	UF	2,000,000	7 years and 5 months	3% annual	06/05/2018	07/01/2025

Totals		11,450,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORBY0914	CLP	70,000,000,000	4 years and 5 months	5% annual	04/13/2018	09/01/2022

Totals		70,000,000,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SUBSERIE B30	COP	55,470,000,000	3 years and 6 months	1.20% annual	11/22/2018	05/10/2021
SUBSERIE C48	COP	258,706,000,000	4 years	2.91% annual	11/22/2018	11/01/2022

Totals		314,176,000,000

Senior bonds issued during the year ended December 31, 2017

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAO0710	UF	2,900,000	9 years and 6 months	3% annual	01/03/2017	07/01/2026
BCORAP0710	UF	5,000,000	10 years and 6 months	3% annual	01/05/2017	07/01/2027
BCORAP0710	UF	5,000,000	10 years and 6 months	3% annual	01/10/2017	07/01/2027
BCORAQ0710	UF	3,000,000	11 years and 6 months	3% annual	01/16/2017	07/01/2028
BCORAQ0710	UF	4,000,000	11 years and 6 months	3% annual	01/20/2017	07/01/2028
BCORAQ0710	UF	3,000,000	11 years and 6 months	3% annual	01/25/2017	07/01/2028
BCORAP0710	UF	3,000,000	10 years and 5 months	3% annual	02/10/2017	07/01/2027
BCORAO0710	UF	100,000	9 years and 5 months	3% annual	02/16/2017	07/01/2026
BCORAK0710	UF	6,000,000	5 years and 3 months	3% annual	04/04/2017	07/01/2022
BCORAJ0710	UF	1,000,000	3 years and 9 months	3% annual	08/25/2017	07/01/2021

Totals		33,000,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORBY0914	CLP	30,000,000,000	5 years	5% annual	09/25/2017	09/01/2022
BCORBZ0914	CLP	100,000,000,000	6 years	5% annual	10/17/2017	09/01/2023

Totals		130,000,000,000

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-101

Note 18 - Debt Instruments Issued and Other Financial Liabilities, continued

c.	Subordinated bonds

Details of subordinated bonds, by currency, are as follows

	As of December 31,
	2018	2017
	MCh$	MCh$
Bonds in UF	95,599	95,485
Bonds in CLP	781,925	766,086
Bonds in COP	196,796	179,611

Totals	1,074,320	1,041,182

Detail of maturities for subordinated bonds is as follows

	As of December 31,
	2018	2017
	MCh$	MCh$
Within 1 year	22,209	—
After 1 year but within 2 years	—	21,500
After 2 years but within 3 years	—	—
After 3 years but within 4 years	18,604	—
After 4 years but within 5 years	22,484	22,303
After 5 years	1,011,023	997,379

Totals	1,074,320	1,041,182

For the years ended December 31, 2018 and 2017 no issuance of subordinated bonds took place.

d.	Others financial obligations

	As of December 31,
	2018	2017
	MCh$	MCh$
Within 1 year	—	811
After 1 year but within 2 years	—	—
After 2 years but within 3 years	—	—
After 3 years but within 4 years	—	—
After 4 years but within 5 years	—	—
After 5 years	—	—

Totals financial liabilities	—	811

Short-term financial liabilities
Amounts due to credit card transactions	12,390	16,255
Others	10	—

Totals short-term financial liabilities	12,400	16,255

Totals other financial liabilities	12,400	17,066

As of December 31, 2018 and 2017, the Bank has no financial debt covenants to comply with.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-102

Note 19 – Provisions

As of December 31, 2018 and 2017, the Bank has registered the following movements in its provisions:

a.	Other provisions

Provisions disclosed in liabilities as of December 31, 2018 and 2017 present the following detail:

	As of December 31,
	2018	2017
	MCh$	MCh$
Provisions for personnel salaries and expenses	99,945	90,559
Provisions for mandatory dividends	51,614	17,234
Provisions for contingent loans risk	45,848	—
Provisions for contingencies	17,496	10,096

Totals	214,903	117,889

b.	Movements in the provisions for contingent loans risk according to IFRS 9, for the year ended December 31, 2018 are as follows:

	Contingent loans risk
	Stage 1	Stage 2	Stage 3	Totals
	12-Month ECL	Lifetime ECL	Lifetime ECL
Balances as of December 31, 2017	—	—	—	—
Restatement of the prior year due to IFRS 9 adoption	13,485	44,107	2,099	59,691
Balances as of January 1, 2018	13,485	44,107	2,099	59,691
Changes in the allowances
- Transfers to stage 1	—	(504)	116	(388)
- Transfers to stage 2	(155)	—	268	113
- Transfers to stage 3	(42)	(66)	—	(108)
- Increases due to change in credit risk	2,283	5,528	38	7,849
- Decreases due to change in credit risk	(1,298)	(446)	(39)	(1,783)
- Charge-offs
- Changes due to modifications that did not result in derecognition
New financial assets originated or purchased	5,104	965	126	6,195
Financial assets that have been derecognized	(3,763)	(21,558)	(754)	(26,075)
Changes in models/risk parameters				—
Foreign exchange and other movements	265	86	3	354
Balances as of December 31, 2018	15,879	28,112	1,857	45,848

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-103

Note 19 – Provisions, continued

c.	The provision balance changes during 2018 and 2017, were as follows:

	Provisions for personnel salaries and expenses (i)	Provisions for mandatory dividends (ii)	Provisions for contingent loans risk	Provisions for contingencies (iii)	Totals
	MCh$	MCh$	MCh$		MCh$
Balances as of January 1, 2018	90,559	17,234	—	10,096	117,889
Provisions established due to IFRS 9 adoption	—	—	59,691	—	59,691
Provisions applied	(27,026)	(17,234)	—	—	(44,260)
Provisions recorded	53,156	51,614	14,511	8,993	128,274
Provisions released	(25,561)	—	(28,354)	(1,347)	(55,262)
Other movements	8,817	—	—	(246)	8,571

Balances as of December 31, 2018	99,945	51,614	45,848	17,496	214,903

	Provisions for personnel salaries and expenses (i)	Provisions for mandatory dividends (ii)	Provisions for contingencies (iii)	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	89,295	1,029	9,724	100,048
Provisions applied	(23,815)	—	—	(23,815)
Provisions recorded	91,722	17,234	586	109,542
Provisions released	(62,231)	(1,029)	—	(63,260)
Other movements	(4,412)	—	(214)	(4,626)

Balances as of December 31, 2017	90,559	17,234	10,096	117,889

(i)	Employee benefits and staff salaries are recorded in “Personnel salaries expenses.”
(ii)	Mandatory dividends are recorded in the Consolidated Statement of Changes in Equity, against “Provision for mandatory dividends.”
(iii)	The contingency provisions/ (releases) are included in Other operating (expenses)/income, depending on whether they are debit or a credit.

d.	Provisions for payroll and employee benefits

		As of December 31,
		2018	2017
		MCh$	MCh$
Provision for long-term termination benefits	(e.1)	8,298	7,914
Provision for pension plan	(e.2)	30,908	31,761
Provision for retroactive unemployment plan	(e.3)	373	371
Provision for retirements bonus plan	(e.4)	542	476
Provision for other employee benefits	(*)	46,249	36,811
Vacation accrual	(*)	13,575	13,226

Totals		99,945	90,559

(*)	Short-term benefits

e. The main aspects of the Bank’s long term employee benefits are detailed below

e.1) Other long-term employee benefits

Description: Annual payment during the month in which the employee completes a given number of years of service (in five-year intervals from 5 to 50).

Measurement: The projected unit credit method was used to determine the present value of the defined-benefit obligation and the corresponding service cost. For all active plan participants, the “projected accrued benefit” is based on the plan formula and years of service as of the date of calculation, but using assumptions such an average salary and social security benefits, projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity’s financial conditions.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-104

Note 19 – Provisions, continued

The economic assumptions are summarized as follows:

	As of December 31,
	2018	2017
	%	%
Summary of economic assumptions
Discount rate	6.25	7.25
Expected rate of salary increase	5.70	6.50

The movements of the present value of the obligation for this type of benefit and the amounts recognized in the Consolidated Statements of Income are determined using the projected credit unit method and it consist of the following:

	As of December 31,
	2018	2017
	MCh$	MCh$
Balances as of January 1,	7,914	7,950
Net cost of benefits (*)	1,397	1,487
Payments	(973)	(856)
Provisions recorded	(350)	(51)
Exchange differences	310	(616)

Balances as of December 31,	8,298	7,914

(*) Detail of net cost of benefit is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Current services cost	836	866
Interest expense on obligation	561	621

Total	1,397	1,487

e.2) Pension plan

Description: Old-age pension or Survivors in accordance with the Social Security Law in Colombia and benefits acquired with the Entity.

Measurement: The projected unit credit method is using for the determination of present value of the obligation by benefit and the associated cost to that. Using this method the obligation by benefit is the present value of current benefits for past services, but calculating the plan benefit basing on the salary projected to the date on which it is assumed that the participant receives the benefit. The plan has no policy (without refund) or associated assets, being a structured financing according to the financial conditions of the entity.

The summary of the economic assumptions is as follows:

	As of December 31,
	2018	2017
	%	%
Assumptions
Discount rate	6.75	7.25
Expected rate of salary increases	3.20	4.00
Inflation rate	3.20	4.00

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2018	F-105

Note 19 – Provisions, continued

The detail of Pension plan balances movements is as follows:

	2018	2017
	MCh$	MCh$
Balances as of January 1,	31,761	34,768
Interest expense on obligation	2,359	2,742
Payments	(3,802)	(3,581)
Actuarial losses (gains)	(698)	223
Exchange differences	1,288	(2,391)

Balances as of December 31,	30,908	31,761

e.3) Retroactive unemployment plan

Description: Retroactive unemployment plan prior to Law 50 from 1990 in Colombia.

Measurement: The projected unit credit method was used to determine the present value of the defined-benefit obligation and the corresponding service cost. For all active plan participants, the “projected accrued benefit” is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity’s financial conditions.

The economic assumptions are summarized as follows:

	As of December 31,
	2018	2017
	%	%
Assumptions
Discount rate	5.75	7.25
Expected rate of salary increases	5.70	6.50
Inflation rate	3.20	4.00

The details of movements for this benefits during years ended December 31, 2018 and 2017 are as follows:

	2018	2017
	MCh$	MCh$
Balances as of January 1,	371	472
Current services costs	108	13
Interest expense on obligations	24	36
Actuarial gains	(32)	(19)
Payments of benefits	(115)	(93)
Exchange differences	17	(38)
Balances as of December 31,	373	371

e.4) Retirement Bonus Plan

Description: Fixed payment upon retirement

Measurement: The projected unit credit method is used to determine the present value of the benefit obligation and the corresponding cost. Under this method, the benefit obligation is the present value of the current benefits for past service but calculating the plan benefit based on the projected salary as of the date in which it is assumed that the participant will receive the benefit.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2018	F-106

Note 19 – Provisions, continued

The economic assumptions are summarized as follows:

	As of December 31,
	2018	2017
	%	%
Summary of economic hypothesis
Discount rate(s)	6.75	7.50
Expected rate(s) of salary increase	5.20	6.00
Inflation rate	3.20	4.00

The amounts recognized for this benefit are as follows:

	2018	2017
	MCh$	MCh$
Balances as of January 1,	476	439
Current service costs	39	34
Interest expense on obligation	37	36
Actuarial (gains) losses	(24)	4
Payments of benefits	(5)	(3)
Exchange differences	19	(34)

Balances as of December 31,	542	476

The effect on Other Comprehensive Income is summarized as follows:

		For the years ended December 31,
		2018	2017	2016
		MCh$	MCh$	MCh$
Pension plan	(e.2)	(698)	223	3,761
Retroactive unemployment plan	(e.3)	(32)	(19)	159
Retirement bonus plan	(e.4)	(24)	4	—

Total recognition of obligations for defined benefits		(754)	208	3,920

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-107

Note 19 – Provisions, continued

Future payments

•

Future actuarial calculations may differ with respect to the calculations presented, due to the following factors: The experience of the plans differs from those anticipated by the selected economic and demographic hypotheses.

•	Changes in economic and demographic assumptions.

•

Expected increases or decreases as a natural part of the functioning of the methodology for these calculations (for example, the end of the amortization period or additional costs based on the financing situation of the plan).

•	Changes in the characteristics of the applicable plan or law, and with respect thereto, there are no significant events affecting the results presented since the last assessment.

The following is a detail of future payments for the year 2018 and 2017:

	Long-term termination benefits	Pension plan	Retroactive unemployment plan	Retirement benefit plan
2018	MCh$	MCh$	MCh$	MCh$
Fiscal year 2019	783	2,995	66	40
Fiscal year 2020	842	2,858	38	22
Fiscal year 2021	1,003	2,682	20	26
Fiscal year 2022	1,147	2,527	70	40
Fiscal year 2023-2031 (combined)	1,160	2,457	102	43
Fiscal year 2024-2031 (combined)	4,749	11,751	94	203

	Long-term termination benefits	Pension plan	Retroactive unemployment plan	Retirement bonus plan
2017	MCh$	MCh$	MCh$	MCh$
Fiscal year 2018	944	2,996	55	36
Fiscal year 2019	752	2,922	32	12
Fiscal year 2020	868	2,757	38	21
Fiscal year 2021	1,038	2,586	22	26
Fiscal year 2022	1,177	2,434	68	42
Fiscal year 2023-2027 (combined)	5,384	11,512	177	246

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-108

Note 20 – Other liabilities and liabilities directly associated with non-current assets held for sale

a)	As of December 31, 2018 and 2017 the other liabilities are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Accounts and notes payable (1)(2)	317,703	348,036
Dividends payable	270	703
Unearned income (3)	9,089	7,850
Valuation adjustment for hedge accounting	2,102	3,091
Payables due to brokerage transactions	75,872	21,933
Collateral for financial transactions (threshold)	91,223	79,589
Other liabilities	25,536	2,233

Totals	521,795	463,435

(1)

Obligations other than those directly related to the business operations, such as payable withholding taxes, payable social security contributions, balances due on purchases of materials, balances due on obligations under lease agreements for the acquisition of Bank, accounts payable for expenses, and others.

(2)	It includes MCh$5,985 correspondent to a penalty fee payable to the SBIF. For additional information see Note 37 “Subsequent events”.
(3)	It corresponds to commissions associated with financial advisory and insurance brokerage businesses that must be deferred in accordance with applicable regulations.

b)	As of December 31, 2018 and 2017 there are no liabilities directly associated with non-current assets held for sale.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-109

Note 21 – Contingencies, Commitments, and Responsibilities

a)	Lawsuits and Legal Proceedings

As of the date of issuance of these Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Notwithstanding the above, provisions for MCh$956 and MCh$1,191 as of December 31, 2018 and December 31, 2017, respectively have been recorded in the Consolidated Financial Statements.

Lawsuit of Helm LLC against Itaú Corpbanca

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (the “Arbitration”), against Itaú Corpbanca, CorpBank Holding Inversiones Lade e Itaú Corpbanca Colombia, the latter as nominal defendant, alleging certain breaches of the shareholders’ agreement of Itaú Corpbanca Colombia as amended and restated of HB Acquisition S.A.S. on July 31, 2013 (“SHA”).

In its lawsuit, Helm LLC seeks, among other things, compensation that would correspond to the value it estimates and claims in exchange for its shares in Itaú Corpbanca Colombia, plus interest. On February 14, 2017 the defendants answered to the complaint of Helm LLC, rejecting their claims in full. Moreover, Itaú Corpbanca and CorpBank Holding Inversiones Ltda. filed a counterclaim against Helm LLC for breach of the SHA, according to which they request the court, among other things, to declare the termination of the aforementioned SHA.

On April 19, 2017, Helm LLC answered such counterclaim. The arbitration procedure has continued in accordance with the judicial proceedings and the evidentiary period is expected to take place in July 2018. Itaú Corpbanca estimates that the claim of Helm LLC has no merit and will proceed to defend its rights under the SHA and the applicable legislation.

Other lawsuits

Other legal actions have been filed against the Bank and its subsidiaries involving its transactions carried out in the ordinary course of business. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$26,995 as of December 31, 2018 and MCh$36,309 as of December 31, 2017. However, in Management’s opinion based on reports from the Legal Division as of December 31, 2018, it is more likely than not that these lawsuits will not result in significant losses not contemplated by the Bank in these Consolidated Financial.

Itaú Corpbanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to Banking transactions, and the remaining ones derive from the ownership of leased assets.

Such claims amount, in the aggregate, to MCh$32,375 as of December 31, 2018 (MCh$13,748 as of December, 2018). According to the evaluation of the expected results in each lawsuits the Bank has recorded a provision of MCh$152 as of December 31, 2018 (MCh$977 as of December 31, 2017).

There are labor processes of which amounted to MCh$2,527, for which the Bank has recorded a provision of MCh$1,057 as of December 31, 2018. (MCh$865 as of December 31, 2017)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-110

Note 21 – Contingencies, Commitments, and Responsibilities, continued

Recovery of fine for exceeding credit margins

Via Ruling No. 16,191 dated December 30, 2015, the SBIF fined Corpbanca MCh$21,765 for violations of credit margins established in articles 84-1 and 85 of the Chilean General Banking Law (“GBL”) related to Chapter 12-3 of the SBIF’s Updated Standards. On January 18, 2016, Corpbanca filed an appeal with the Santiago Court of Appeals to challenge the fine in accordance with the GBL. On August 31, 2016, the Court of Appeals ruled in favor of Corpbanca and rendered all fines null and void. Five business days thereafter, the SBIF filed an appeal complaining against the appellate court ministers, which was heard by the Supreme Court under Case No. 62,128-2016.

On May 9, 2017, the Supreme Court dismissed such appeal filed by the SBIF disagreeing with the aforementioned final ruling issued by the Santiago Court of Appeals. Therefore, the appeal filed by the Bank to render the SBIF fines null and void was accepted, consequently declaring the fines unlawful.

As previously reported, the aforementioned fines were recognized as an expense in the result of the 2015 fiscal year. Pursuant to this decision of the Supreme Court, the reverse of such expense and the other corresponding financial effects.

SBIF Ruling

Through a resolution dated June 30, 2017, served to Itaú Corpbanca (the “Bank”) on July 17, 2017, the Chilean Superintendence of Banks and Financial Institutions (“SBIF”) resolved, among other matters, the continuation of the administrative proceeding against the Bank for alleged violations of individual credit limits in granting certain loans to Norte Grande S.A., Potasios de Chile S.A. and Sociedad de Inversiones Pampa Calichera S.A., the same transactions which were the basis for the fines rendered null and void by the Santiago Court of Appeals on August 31, 2016.

On July 19, 2017, the Bank filed a motion against that resolution for considering it against the law, among other reasons, because there is no administrative proceeding in existence to be continued by the SBIF against the Bank, as resolved by the Santiago Court of Appeals and by Chilean Supreme Court, which dismissed the complaint filed by the SBIF against that resolution. In accordance with a resolution dated July 24, 2017, the SBIF dismissed the aforementioned motion, claiming that the proceeding is in the investigation stage and that the Bank is not formally a party to any administrative proceedings.

On October 23, 2017, the Bank received a communication from the SBIF, filing charges against Itaú Corpbanca for the same operations mentioned above. The Bank has the conviction that this administrative procedure is not in accordance with the applicable law and the Bank will exercise the defenses granted by the law to that extent. On November 22, 2017, the Bank filed its response with the SBIF. Subsequently, on December 27, 2018 through communication the SBIF report the conclusion of the investigation phase of the referred sanctioning administrative procedure. For details see Note 37 “Subsequent events”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-111

Note 21 – Contingencies, Commitments, and Responsibilities, continued

Transaction Agreement

On January 29, 2014, Inversiones Corp Bank Limitada, Inversiones Saga Limitada (CorpBank), Itaú-Unibanco Holding S.A., Corpbanca and Bank Itaú, subscribed a contract called “Transaction Agreement”, in accordance to the contract, they agreed a strategic association of its operations in Chile and Colombia. This strategic association gave rise at April 1, 2016 the merger of Corpbanca and Itaú, which was be renamed “Itaú Corpbanca”.

Additionally, the Transaction Agreement also included the postponement of the date for Itaú Corpbanca to purchase the shares that CorpBank holds in Corpbanca Colombia. The purchase of those shares of Corpbanca Colombia held by CorpBank (currently representing 12.36% of shares outstanding), which was previously agreed to be carried out no later than January 29, 2017, was postponed until January 28, 2022, subject to receipt of the applicable regulatory approvals. The purchase price for the shares has not changed and will be US$3.5367 per share plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2.7% minus the sum of the aggregate amount of dividends paid by Corpbanca Colombia to CorpBank since the date of the Transaction Agreement.

According to article 76 of the General Banking Law, investments in shares of Banks established abroad are subject to the prior approval of the Superintendency of Banks and Financial Institutions in Chile (SBIF), as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in article 78 of said legal corp. Additionally, in the case of Banks incorporated in Colombia, an eventual acquisition of shares in Itaú Corpbanca Colombia by Itaú Corpbanca is also subject to the prior authorization of the Financial Superintendency of Colombia (SFC).

Consequently, the aforementioned transaction must be confirmed only by the occurrence of one or more future and uncertain events that are not entirely under the control of the Bank.

b)	Contingent loans

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to grant loans:

	Contingent loans
	As of December 31,
	2018	2017
	MCh$	MCh$
Collateral and guarantees	411,023	262,924
Confirmed foreign letters of credit	—	3,824
Letters of credit issued	95,476	88,940
Documented guarantees	1,286,805	1,286,807
Available on demand credit lines	2,143,333	2,349,626
Other credit commitments	1,447,277	1,299,494

Totals	5,383,914	5,291,615

For information on provisions for contingent loans, see Note 19, letter b.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-112

Note 21 – Contingencies, Commitments, and Responsibilities, continued

c)	Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from their regular course of business:

	As of December 31,
	2018	2017
	MCh$	MCh$
Third party operations
Collections	17,030	26,143
Transferred financial assets managed by the Bank	1,101,327	997,530
Third party funds under management	2,306,154	2,215,038

Subtotals	3,424,511	3,238,711

Custody of securities
Securities held in custody	5,896,162	8,675,906
Securities held in custody deposited in other entities	315,347	549,848
Securities issued by the Bank held in custody	148,193	163,713

Subtotals	6,359,702	9,389,467

Totals	9,784,213	12,628,178

c)	Guarantees, Contingencies and other

Itaú Corredores de Seguros S.A.

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial Market (Ex- Superintendency of Securities and Insurance or “SVS”), in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following (civil liability and guarantee) insurance policies:

Entity	From	To	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04-15-2018	04-15-2019	60,000 and 500	Itaú Corredores de Seguros S.A.

Itaú Corredores de Bolsa Limitada

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a Bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker. The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions. The detail of the Bank guarantee certificate is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Itaú Chile	04-22-2018	04-22-2019	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A	04-22-2018	04-22-2019	4,000	Bolsa de Comercio de Santiago

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-113

Note 21 – Contingencies, Commitments, and Responsibilities, continued

In addition, the company has taken out a comprehensive insurance policy to comply with Law No. 52 of the Chilean Electronic Stock Exchange. Amounts recorded with respect to the comprehensive insurance policy are as follows:

Entity	From	To	Amount (UF)	Beneficiary
Orión Seguros Generales S.A	04-30-2018	06-21-2019	5,000 and 10,000	Bolsa Electrónica de Chile

The company pledged its shares of the Santiago Stock Exchange in favor of said company, to secure the fulfillment of the Obligations related to the transactions carried out with other brokers. This amounts to MCh$12,630 as of December 31, 2018.

As of December 31, 2018, this subsidiary is under guarantee with Bolsa de Comercio de Santiago, Bolsa de Valores in cash and financial assets ceded to guarantee transactions in Cámara de Compensación y Liquidación de Valores for MCh$5,042 (MCh$4,101 as of December 31, 2017).

The Company granted a Bank guarantee certificate, as a representative of the beneficiaries the guarantee pursuant to Articles 98 and 99 of Chilean Law 20,172 to secure its obligations as Portfolio Manager. The detail of the Bank guarantee certificate is as follows

Entity	From	To	Amount (UF)	Beneficiary
Itaú Chile	06-21-2018	06-21-2019	10,000	Itaú Chile

Itaú Administradora General de Fondos S.A.

On August 14, 2017, Corpbanca Administradora General de Fondos S.A. replaced the documented guarantee in Banco Santander Chile, at sight for MCh$14, equivalent to UF500, originally issued on June 6, 2017, in favor of the Production Development Corporation to ensure CORFO’s faithful and timely compliance with the obligations of the Portfolio Management contract, its Committees and Funds, and the payment of labor and social obligations with the contracting party’s employees, its expiration date is August 30, 2021.

On June 2, 2017, Corpbanca Administradora General de Fondos S.A. took a documented guarantee at Banco Santander Chile, at sight, for UF15,000 equivalent to MCh$400 in favor of the Production Development Corporation to ensure CORFO the faithful fulfillment of CORFO’s portfolio management contract, its Committees and Funds, and the payment of labor and social obligations with the workers of the contracting party. Its expiration date is August 31, 2021.

On April 30, 2018, Itaú Administradora General de Fondos S.A. contract the policy called Bankers Blanket Bond with Orión Seguros Generales.

On April 30, 2018, Itaú Administradora General de Fondos SA contracted the Global Banking Policy (Bankers Blanket Bond) with Orión Seguros Generales Company, in order to foresee possible situations of official infidelity, its maturity date being May 31, 2019. The insured amount of the policy amounts to US$5,000,000 for each individual loss event and US$10,000,000 in the combined aggregate.

During the year ended December 31, 2018, the Company has contracted Documented Guarantees in Itaú Corpbanca, for the funds it manages in order to guarantee the faithful fulfillment of the obligations of the Asset Manager, in connection with the management of the funds of third parties and required compensation in case of failure to comply with the provisions established by articles N°12 and N°13 of Law N°20,712, for UF773,051 as of December 31, 2018.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-114

Note 22 – Equity

Movements in equity accounts and reserves (attributable to the equity holders of the Bank):

As of December 31, 2018, 2017 and 2016, the paid-in capital of the Bank is represented by common shares subscribed and paid, with no par value, and its motion presented below:

	Common shares
	2018	2017	2016
	(number)	(number)	(number)
Issued as of January 1,	512,406,760,091	512,406,760,091	115,039,690,651
Issuance of paid shares	—	—	57,008,875,206
Increase in share for Itaú-Corpbanca business combination	—	—	340,358,194,234
Issuance of shares pending payment	—	—	—
Repurchase of own shares	—	—	—
Sale of own shares	—	—	—

Totals	512,406,760,091	512,406,760,091	512,406,760,091

•	Subscribed and paid shares

As of December 31, 2018, 2017 and 2016, the Bank has a capital in the amount of MCh$1,862,826, consisting of 512,406,760,091 common shares subscribed and paid, with no par value.

•	Purchase and sale of own shares

During the years ended December 31, 2018 and 2017, there were no transactions to buy and sell shares of own issuance.

•	List of major shareholders

The shareholders list as of December 31, 2018, 2017 and 2016, is as follows:

	Shares
	2018		2017		2016
Company name or shareholder name	Number of shares	Ownership %	Number of shares	Ownership %	Number of shares	Ownership %
Itaú Unibanco	195,408,043,473	38.14%	184,756,488,453	36.06%	184,756,488,453	36.06%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participaçoes Ltda.	57,008,875,206	11.13%	57,008,875,206	11.13%	57,008,875,206	11.13%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%	10,908,002,836	2.13%
CGB III SpA	1,800,000,000	0.35%	1,800,000,000	0.35%	1,800,000,000	0.35%
Saga II SpA	7,000,000,000	1.37%	—	0.00%	—	0.00%
Saga III SpA (1)	3,651,555,020	0.71%	—	0.00%	—	0.00%
Saieh Family	146,394,540,608	28.57%	157,046,095,628	30.65%	157,046,095,628	30.65%
Corp Group Banking S.A.	136,127,850,073	26.57%	136,127,850,073	26.57%	136,127,850,073	26.57%
Compañía Inmobiliaria y de Inversiones Saga SpA (2)	10,266,690,535	2.00%	20,918,245,555	4.08%	20,918,245,555	4.08%
International Finance Corporation	17,017,909,711	3.32%	17,017,909,711	3.32%	17,017,909,711	3.32%
Others	153,586,266,299	29.97%	153,586,266,299	29.97%	153,586,266,299	29.98%
Stock brokers	55,791,614,655	10.89%	53,400,666,996	10.42%	33,053,299,686	6.45%
ADR holders and foreign investors	42,838,887,354	8.36%	50,064,467,904	9.77%	72,134,243,118	14.08%
Asset management companies	17,778,018,941	3.47%	16,892,054,779	3.30%	—	—
Santo Domingo Group	9,817,092,180	1.92%	9,817,092,180	1.92%	9,817,092,180	1.92%
Insurance companies	5,220,388,512	1.02%	5,212,338,243	1.02%	6,758,473,530	1.32%
Pension funds management companies	3,981,075,117	0.77%	944,399,401	0.18%	2,761,470,587	0.54%
Other minority shareholders	18,159,189,540	3.54%	17,255,246,796	3.36%	29,061,687,198	5.67%

Totals	512,406,760,091	100%	512,406,760,091	100%	512,406,760,091	100%

(1)	Shares in custody of a third party.
(2)	Includes 640,844,096 shares in custody of a third party.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-115

Note 22 – Equity, continued

a.	Dividends

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 27, 2018, the shareholders agreed to distribute net income for MCh$22,979 representing 40% of the profits for 2017 (as filed with the SBIF) and at an Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 27, 2017, the shareholders agreed to distribute profits for MCh$618, representing 30% of the 2016 net income (as filed with the SBIF). See Note 37 “Subsequent events” for 2018 dividends distribution decision.

	Income attributable to equity holders (*)	Allocated to reserves and retained earnings (*)	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
Years	MCh$	MCh$	MCh$	%
Year 2017 (Shareholders’ Meeting March 2018)	57,447	34,468	22,979	0.40	512,406,760,091	0.04485
Year 2016 (Shareholders’ Meeting March 2017)	2,059	1,441	618	0.30	512,406,760,091	0.00121

(*)	According to the Consolidated Financial Statements filed with the SBIF.

As of December 31, 2018 and 2017 and for the year ended December 31, 2018, 2017 and 2016, the basic earnings and diluted earnings are as follows:

	As of and for the years ended December 31,
	2018		2017		2016
	N° of Shares	Amount	N° of Shares	Amount	N° of Shares	Amount
	Millions	MCh$	Millions	MCh$	Millions	MCh$
Basic earnings per share
Net income for the period	—	171,331	—	67,821	—	14,407
Weighted average number of outstanding shares	512,407	—	512,407	—	415,165	—
Assumed convertible debt conversion	—	—	—	—	—	—
Adjusted number of outstanding shares	512,407	—	—	—	415,165	—
Basic earnings per share (Chilean pesos)	—	—	—	0.132	—	0.035
Diluted earnings per share
Net income for the period	—	171,331	—	67,821	—	14,407
Weighted average number of outstanding shares	512,407	—	512,407	—	415,165
Dilutive effects
Assumed convertible debt conversion	—	—	—	—	—	—
Conversion of common shares	—	—	—	—	—	—
Options rights	—	—	—	—	—	—
Adjusted number of shares	512,407		512,407		415,165
Diluted earnings per share (Chilean pesos)	—	0.334	—	0.132		0.035

During the years ended December 31, 2018, 2017 and 2016, there were no dilutive effects.

b.	Valuation accounts

Financial instruments at FVTOCI/available for sale investments: It includes accumulated net changes in the fair value of investments at FVTOVI in 2018 and available for sale investment up to December 31, 2017 until de investment is disposed of or there is a significant or prolonged decline in value.

Hedge of net investment in foreign operations: Corresponds to adjustments for hedges of net investments in foreign operations.

Cash flow hedge: It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results of the period.

Exchange differences on investments in Colombia and New York branch: It includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Bank Itaú Corpbanca (Chilean peso).

Defined benefits obligations: This includes the effects of complying with IAS 19 “Employees Benefit”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-116

Note 22 – Equity, continued

The following are the equity effects and income taxes for years ended December 31, 2018 and 2017:

	Investments at FVTOCI	Hedge of net investments in foreign operations	Cash flow hedge	Exchange differences on investment in Colombia and New York branch	Defined benefits obligations	Totals
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other comprehensive income (loss) before income taxes
Balances as of January 1, 2018	16,592	(5,730)	64,741	(57,485)	(2,736)	15,382
Changes due initial adoption IFRS 9	1,496	—	—	—	—	1,496
Restated balances as of January 1, 2018	18,088	(5,730)	64,741	(57,485)	(2,736)	16,878
Effects for the year	(295)	11,289	(35,338)	38,366	(500)	13,522

Balances as of December 31, 2018	17,793	5,559	29,403	(19,119)	(3,236)	30,400

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2018	(4,937)	1,389	(17,287)	—	718	(20,117)
Changes due initial adoption IFRS 9	(499)	—	—	—	—	(499)
Restated balances as of January 1, 2018	(5,436)	1,389	(17,287)	—	718	(20,616)
Effects for the year	(1,468)	(1,669)	9,541	—	(29)	6,375

Balances as of December 31, 2018	(6,904)	(280)	(7,746)	—	689	(14,241)

Net balances as of December 31, 2018	10,889	5,279	21,657	(19,119)	(2,547)	16,159

	Available for sale investments	Hedge of net investments in foreign operations	Cash flow hedge	Exchange differences on investment in Colombia and New York branch	Defined benefits obligations	Totals
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other comprehensive income (loss) before income taxes
Balances as of January 1, 2017	10,372	(5,603)	14,917	2,380	(2,598)	19,468
Effects for the period	6,220	(127)	49,824	(59,865)	(138)	(4,086)

Balances as of December 31, 2017	16,592	(5,730)	64,741	(57,485)	(2,736)	15,382

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2017	(2,764)	1,345	(3,219)	—	722	(3,916)
Effects for the period	(2,173)	44	(14,068)	—	(4)	(16,201)
Balances as of December 31, 2017	(4,937)	1,389	(17,287)	—	718	(20,117)

Net balances as of December 31, 2017	11,655	(4,341)	47,454	(57,485)	(2,018)	(4,735)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-117

Note 22 – Equity, continued

	Available for sale investments	Net investments in foreign operations hedges	Cash flows hedges	Exchange differences on investment in Colombia and New York branch	Defined benefits obligations	Totals
As of December 31, 2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other comprehensive income (loss) before income taxes
Balances as of January 1, 2016	(1,170)	—	—	—	—	(1,170)
Effects for the period	11,542	(5,603)	14,917	2,380	(2,598)	20,638

Balances as of December 31, 2016	10,372	(5,603)	14,917	2,380	(2,598)	19,468

Income taxes related to components of other comprehensive income loss)

Balances as of January 1, 2016	226	—	—	—	—	226
Effects for the period	(2,990)	1,345	(3,219)	—	722	(4,142)

Balances as of December 31, 2016	(2,764)	1,345	(3,219)	—	722	(3,916)

Net balances as of December 31, 2016	7,608	(4,258)	11,698	2,380	(1,876)	15,552

a)	Reserves

This item corresponds to “Other non-earnings reserves” corresponding to the adjustments recorded as a result of the business combination between Itaú Chile and Corpbanca for MCh$839,120 as of December 31, 2018 and 2017, and reserves from Itaú Chile before the business combination for MCh$451,011 as of December 31, 2018 and 2017.

b)	Retained earnings from prior years

Corresponds to accumulated losses for the year ended December 31, 2018 for a total of MCh$69,355 and retained earnings for the year ended December 31, 2017 for a total of MCh$12,668, not distributed to shareholders.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2018	F-118

Note 22 – Equity, continued

c)	Non-controlling interest:

This corresponds to the net amount of equity in the consolidated subsidiaries attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the year is detailed as follows:

As of December 31, 2018				Other Comprehensive Income
Subsidiaries	Non-controlling	Equity	Net income	Financial instruments at FVTOCI	Exchange differences on translation	Hedge of net investment in foreign operations	Cash flow hedge	Defined benefits obligations	Deferred Tax	Total other comprehensive income	Total comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$
Itaú Corredor de Seguro Colombia S.A.	20.000%	409	15	—	—	—	—		—	—	15
Itaú Corpbanca Colombia S.A. y filiales	33.721%	217,673	(4,500)	(664)	10,244	(1,195)	—	(254)	305	8,436	3,936
Itaú Corredores de Seguros S.A. (Ex -Corpbanca Corredores de Seguros S.A.) (*)	0.000%	—	8	—	—	—	—		—	—	8
Itaú Administradora General de Fondos S.A. (**)	0.000%	—	—	—	—	—	—		—	—	—
Itaú Corpbanca Corredores de Bolsa Limitada (***)	0.000%	—	—	—	—	—	—		—	—	—

Totals		218,082	(4,477)	(664)	10,244	(1,195)	—	(254)	305	8,436	3,959

(*)

On April 1, 2018, the merger of Corpbanca Corredores de Seguro S.A. and Itaú Chile Corredora de Seguros Limitada through the absorption of this last entity in the first took place, being its new name Itaú Corredores de Seguros S.A. On September 10, 2018, Itaú Corpbanca acquired 127,901 shares from minority investors. As a result, the Bank and its subsidiaries own a 100% of the Company shares.

(**)	On December 10, 2018, Itaú Corpbanca acquired 1 share from minority investors. As a result, the Bank and its subsidiaries own a 100% of the Company shares.
(***)	On July 4, 2018, Itaú Asesorías Financieras S.A. acquired 2 shares from minority investors. As a result, the Bank and its subsidiaries own a 100% of the Company shares.

As of December 31, 2017				Other Comprehensive Income
	Non-controlling	Equity	Net income	Available for sale investments	Exchange differences on translation	Hedge of net investment in foreign operations	Cash Flow hedges	Defined benefits obligations	Deferred Tax	Total other comprehensive income	Comprehensive income
Subsidiaries	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Itaú Corredor de Seguros S.A (ex-Helm Corredor de Seguros S.A)	20.000%	380	(5)	—	—	—	—	—	—	—	(5)
Itaú Corpbanca Colombia S.A (ex-Banco Corpbanca Colombia S.A.)	33.721%	216,883	(5,001)	3,746	(18,437)	(627)	—	(70)	(1,305)	(16,693)	(21,694)
Itaú Chile Corredores de Seguros Ltda.	0.029%	12	10	—	—	—	—	—	—	—	10
Itaú Administradora General de Fondos S.A.	0.600%	1	—	—	—	—	—	—	—	—	—
Itaú Corpbanca Corredores de Bolsa Ltda.	0.000%	4	—	—	—	—	—	—	—	—	—

Totals		217,280	(4,996)	3,746	(18,437)	(627)	—	(70)	(1,305)	(16,693)	(21,689)

As of December 31, 2016				Other Comprehensive Income
	Non-controlling	Equity	Net income	Available for sale investments	Exchange differences on translation	Hedge of net investment in foreign operations	Cash flow hedges	Defined benefits obligations	Deferred Tax	Total Other Comprehensive income	Comprehensive income
Subsidiaries	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	437	—	—	—	—	—	—	—	—	—
Itaú Corredor de Seguros S.A (ex-Helm Corredor de Seguros S.A)	20.00%	601	78	—	—	—	—	—	—	—	78
Itaú Corpbanca Colombia S.A (ex-Banco Corpbanca Colombia S.A.)	33.72%	237,917	(527)	3,876	(9,481)	(1,459)	—	(1,322)	(133)	(8,519)	(9,046)
Itaú Chile C. de Seguros Ltda.	0.100%	13	10	—	—	—	—	—	—	—	10
Itaú Administradora General de Fondos S.A.	0.010%	1	1	—	—	—	—	—	—	—	1
Itaú BBA Corredor de Bolsa Ltda.	0.020%	—	—	—	—	—	—	—	—	—	—

Totals		238,969	(438)	3,876	(9,481)	(1,459)	—	(1,322)	(133)	(8,519)	(8,957)

The following table shows the non-controlling interest movements for the year ended December 31, 2018, 2017 and 2016:

	As of December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$
Balances as of January 1,	217,280	238,969	59
Changes due to initial application of IFRS 9	(3,157)	—	—
Restated balances as of January 1,	214,123	238,969	59
Integration Itaú Corpbanca	—	—	247,867
Comprehensive income	3,959	(21,689)	(8,957)

Balances as of December 31,	218,082	217,280	238,969

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2018	F-119

Note 22 – Equity, continued

The main subsidiary with non-controlling interest of Itaú Corpbanca, is the following:

Entity Name	Country	Group participation	Non-controlling participation	Main activity
Itaú Corpbanca Colombia S.A. and subsidiaries	Colombia	66.28%	33.72%	Bank

Summarized financial information for the main subsidiary with non-controlling interest, is as follows:

	As of December 31,
	2018	2017	2016
Summary Statements of Financial Position	MCh$	MCh$	MCh$
Current assets	4,669,275	4,589,487	5,502,852
Current liabilities	(3,523,186)	(3,939,253)	(4,813,426)

Net current assets (liabilities)	1,146,089	650,234	689,426
Non-current assets	1,664,700	1,690,890	1,780,581
Non-current liabilities	(2,160,781)	(1,697,961)	(1,764,461)

Net non-current assets (liabilities)	(496,081)	(7,071)	(16,120)

Total net assets (liabilities)	650,008	643,163	673,306

Accumulated non-controlling interest	217,673	216,883	237,917

	For the years ended December 31,
	2018	2017	2016
Summary Income Statements		MCh$	MCh$
Interest income and readjustments	553,937	579,176	482,806
Income of the period	(13,087)	(14,830)	(1,563)
Non-controlling interests income	(4,500)	(5,001)	(527)

	For the years ended December 31,
	2018	2017	2016
Summary Cash Flows Statements	MCh$	MCh$	MCh$
Net cash flows provided by (used in) operating activities	232,480	16,822	(35,057)
Net cash flows provided by (used in) investing activities	(145,665)	(158,402)	93,018
Net cash flows provided by (used in) financing activities	(24,122)	35,937	(4,400)

Net increase (decrease) in cash flows	62,693	(105,643)	53,561

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-120

Note 22 – Equity, continued

d)	Consolidated comprehensive income for the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018
Concepts	Equity holders of the Bank	Non-controlling interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the year	171,331	(4,477)	166,854
Other comprehensive income (loss) before income taxes
Financial instruments at fair value through other comprehensive income	(295)	(664)	(959)
Hedge of net investment in foreign operations	(35,338)	(1,195)	(36,533)
Cash flow hedge	11,289	—	11,289
Exchange differences	38,366	10,244	48,610
Defined benefits obligations	(500)	(254)	(754)

Subtotals	13,522	8,131	21,653

Income taxes
Financial instruments at fair value through other comprehensive income	(1,468)	(704)	(2,172)
Hedge of net investment in foreign operations	9,541	1,024	10,565
Cash flow hedge	(1,669)	—	(1,669)
Defined benefits obligations	(29)	(15)	(44)

Subtotals	6,375	305	6,680

Other comprehensive income for the year	19,897	8,436	28,333

Comprehensive income for the year	191,228	3,959	195,187

	2017
Concepts	Equity holders of the Bank	Non-controlling interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the year	67,821	(4,996)	62,825
Other comprehensive income (loss) before income taxes
Available for sale investments	6,220	3,746	9,966
Net investment in foreign operations hedges	49,824	(627)	49,197
Cash flow hedges	(127)	—	(127)
Exchange differences	(59,865)	(18,437)	(78,302)
Defined benefits obligations	(138)	(70)	(208)

Subtotals	(4,086)	(15,388)	(19,474)

Income taxes
Available for sale investments	(2,173)	(1,160)	(3,333)
Net investment in foreign operations hedges	(14,068)	(143)	(14,211)
Cash flows hedges	44	—	44
Defined benefits obligations	(4)	(2)	(6)

Subtotals	(16,201)	(1,305)	(17,506)

Other comprehensive income (loss) for the year	(20,287)	(16,693)	(36,980)

Comprehensive income (loss) for the year	47,534	(21,689)	25,845

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-121

Note 22 – Equity, continued

	2016
Concepts	Equity holders of the Bank	Non-controlling interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the year	14,407	(438)	13,969
Other comprehensive income (loss) before income taxes
Available for sale investments	11,542	3,876	15,418
Net investment in foreign operations hedges	14,917	(1,459)	13,458
Cash flow hedges	(5,603)	—	(5,603)
Exchange differences	2,380	(9,481)	(7,101)
Defined benefits obligations	(2,598)	(1,322)	(3,920)

Subtotals	20,638	(8,386)	12,252

Income taxes
Available for sale investments	(2,990)	(1,035)	(4,025)
Net investment in foreign operations hedges	(3,219)	534	(2,685)
Cash flows hedges	1,345	—	1,345
Defined benefits obligations	722	368	1,090

Subtotals	(4,142)	(133)	(4,275)

Other comprehensive income (loss) for the year	16,496	(8,519)	7,977

Comprehensive income (loss) for the year	30,903	(8,957)	21,946

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-122

Note 23 - Interest Income and Interest Expense

This item comprises interest accrued in the year by all financial assets and liabilities, interest income and expenses, whose implicit or explicit performance is measured by applying the effective interest rate method, independently if these are measured at fair value, as well as the effects from accounting hedges, which are part of the interest income and expenses included in the Consolidated Statement of Income for the year.

a. The composition of interest income and inflation-indexing for the years ended December 31, 2018, 2017 and 2016 is as follows:

	For the years ended December 31,
	2018			2017			2016
	Interest	Inflation adjustments (1)	Totals	Interest	Inflation adjustments (1)	Totals	Interest	Inflation adjustments (1)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under agreements to resell	4,988	—	4,988	6,643	2	6,645	25,550	—	25,550
Loans and receivables to banks	5,013	—	5,013	5,460	—	5,460	8,180	—	8,180
Commercial loans	816,193	115,468	931,661	872,416	68,729	941,145	772,704	100,381	873,085
Mortgage loans	196,598	107,364	303,962	188,094	59,149	247,243	155,101	79,655	234,756
Consumer loans	372,148	194	372,342	360,268	64	360,332	283,005	31	283,036
Financial investments	101,274	19,060	120,334	70,556	8,274	78,830	67,683	11,032	78,715
Other interest income	10,882	9,850	20,732	9,656	545	10,201	8,427	466	8,893
Gain (loss) from accounting hedges (*)	(19,715)	—	(19,715)	(3,527)	—	(3,527)	(3,012)	—	(3,012)

Totals	1,487,381	251,936	1,739,317	1,509,566	136,763	1,646,329	1,317,638	191,565	1,509,203

b. For the years ended December 31, 2018, 2017 and 2016, the detail of the amount of interest and inflation-indexing expense is as follows:

	For the years ended December 31,
	2018			2017			2016
	Interest	Inflation adjustments (1)	Totals	Interest	Inflation adjustments (1)	Totals	Interest	Inflation adjustments (1)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(49,536)	(141)	(49,677)	(72,732)	(139)	(72,871)	(78,147)	(173)	(78,320)
Obligations under repurchase agreements	(29,660)	(4)	(29,664)	(32,677)	—	(32,677)	(48,086)	—	(48,086)
Time deposits and other time liabilities	(370,206)	(15,528)	(385,734)	(420,190)	(13,047)	(433,237)	(419,661)	(39,720)	(459,381)
Interbank borrowings	(69,054)	(206)	(69,260)	(51,922)	(2,463)	(54,385)	(45,801)	—	(45,801)
Debt instruments issued	(199,420)	(122,832)	(322,252)	(210,104)	(72,780)	(282,884)	(156,168)	(79,126)	(235,294)
Other financial liabilities	(752)	—	(752)	(114)	—	(114)	(142)	(197)	(339)
Other Interest expense	(397)	(4,292)	(4,689)	(556)	(1,962)	(2,518)	(905)	(2,261)	(3,166)
Gain (loss) from hedge accounting (*)	10,374	—	10,374	15,339	—	15,339	359	—	359

Totals	(708,651)	(143,003)	(851,654)	(772,956)	(90,391)	(863,347)	(748,551)	(121,477)	(870,028)

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-123

Note 24 – Fee and Commission Income and Expense

This item comprises the amount of all commissions accrued and paid in the year, except for those that form an integral part of the effective interest rate of the financial instruments.

a.	Fee and commission income

This item comprises the financial income for the year corresponding to remunerations generated by the services rendered by the Bank and its subsidiaries and corresponds to the following items:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	5,292	3,306	4,911
Fees and commissions from guarantees and letters of credit	15,317	14,776	13,562
Fees and commissions from card services	72,932	63,388	52,775
Fees and commissions from accounts management	11,512	12,024	10,171
Fees and commissions from collections and payments	20,359	25,359	24,813
Fees and commissions from brokerage and securities management	10,966	13,183	9,454
Fees and commissions from asset management	24,718	25,965	23,614
Compensation for insurance brokerage	36,693	26,096	21,477
Investment banking and advisory fees	19,403	8,162	8,951
Fees and commissions from student loans ceded	5,300	4,680	3,354
Commissions on loan transactions	651	2,560	2,572
Commissions for mortgage loans	1,486	1,112	1,023
Other fees from services rendered	10,982	12,088	12,768
Other commissions earned	2,345	3,721	4,356

Totals	237,956	216,420	193,801

b.	Fee and commission expense:

This item includes expenses for commissions accrued during the year from operations, and corresponds to the following items:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$
Compensation for cards transactions	(35,676)	(23,439)	(29,376)
Fees and commissions for securities transactions	(2,963)	(4,855)	(3,328)
Commissions paid for foreign trade transactions	(2,550)	(2,449)	(1,348)
Commissions paid for customer loyalty program benefits	(2,607)	(1,439)	(1,309)
Commissions paid for services to customers management	(3,455)	(3,157)	(3,232)
Other commissions paid	(4,576)	(3,510)	(4,412)

Totals	(51,827)	(38,849)	(43,005)

Commissions earned on loans with mortgage finance bonds are recorded in the Consolidated Statement of Income under “Interest income.”

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-124

Note 24 – Fee and Commission Income and Expense, continued

c.	Below are the income and expenses for commissions generated by segment and the revenue recognition calendar for ordinary activities, for the year ended December 31, 2018 according to IFRS 15.

	Segments			Revenue recognition calendar for ordinary activities
	Chile	Colombia	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	5,180	112	5,292	5,292	—	—
Fees and commissions from guarantees and letters of credit	12,267	3,050	15,317	12,267	3,050	—
Fees and commissions from card services	47,238	25,694	72,932	—	72,932	—
Fees and commissions from accounts management	8,471	3,041	11,512	—	11,512	—
Fees and commissions from collections and payments	12,834	7,525	20,359	—	9,560	10,799
Fees and commissions from brokerage and securities management	6,212	4,754	10,966	—	10,966	—
Fees and commissions from asset management	15,417	9,301	24,718	—	24,718	—
Compensation for insurance brokerage	36,693	—	36,693	—	—	36,693
Investment banking and advisory fees	19,403	—	19,403	—	19,403	—
Fees and commissions from student loans ceded	5,300	—	5,300	—	5,300	—
Commissions on loan transactions	651	—	651	—	651	—
Commissions for mortgage loans	1,486	—	1,486	—	1,486	—
Other commissions earned	2,767	10,560	13,327	—	13,327	—

Totals	173,919	64,037	237,956	17,559	172,905	47,492

	Segments			Revenue recognition calendar for ordinary activities
	Chile	Colombia	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Compensation for cards transactions	(11,734)	(23,942)	(35,676)	—	(35,676)	—
Fees and commissions for securities transactions	(1,744)	(1,219)	(2,963)	—	(2,963)	—
Commissions paid for foreign trade transactions	(2,550)	—	(2,550)	—	(2,550)	—
Commissions paid for customer loyalty program benefits	—	(2,607)	(2,607)	—	(2,607)	—
Commissions paid for services to customers management	—	(3,455)	(3,455)	—	(3,455)	—
Other commissions paid	(3,805)	(771)	(4,576)	—	(4,576)	—

Totals	(19,833)	(31,994)	(51,827)	—	(51,827)	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-125

Note 25 – Net Income (Expense) from Financial Operations

This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof.

Net income (expense) from financial operations in the Consolidated Statements of Income for the year is as follows:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$
Trading instruments (securities)	2,527	43,323	40,893
Financial derivative contracts (trading)	152,732	(63,992)	44,499
Sale of loans and accounts receivable from customers (*)	1,602	15,121	18,863
Net gain on sale of financial instruments at fair value through other comprehensive income	13,765	—	—
Net gain on sale of available for sale investments	—	13,641	7,998
Others	2,129	175	699

Total	172,755	8,268	112,952

(*) See details Note 10, letter d.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-126

Note 26 – Net Foreign Exchange Gain (Loss)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in foreign currency at the time of their disposal. Net foreign exchange gains (losses) details are as follows:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$
Net foreign exchange gain (loss)
Gain (loss) on net foreign currency exchange positions	(64,278)	131,196	(30,191)
Other foreign currency exchange gains (losses)	5,421	1,537	1,202

Subtotals	(58,857)	132,733	(28,989)

Net exchange rate adjustments gain (loss)
Adjustments for loans and accounts receivable from customers	93	(82)	14
Adjustment for investment instruments	105	(824)	(121)
Adjustments to deposits and saving account	(322)	—	10
Adjustment for other assets and liabilities	—	1,385	—
Net gain (loss) from hedge accounting	41,016	(87,047)	(19,762)

Subtotals	40,892	(86,568)	(19,859)

Totals	(17,965)	46,165	(48,848)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-127

Note 27 – Provisions for Impairment of Financial Assets

a.	The movement registered in income for the year related to allowances and impairment due to credit risk, for the year ended December 31, 2018 and 2017, is summarized as follows:

		Loans and accounts receivable at amortized cost
	Interbank loans	Commercial	Mortgage	Consumer	Financial instruments at FVTOCI	Financial instruments at amortized cost	Contingent loans	Totals
2018	MCh$	MCh$	MCh$	MCh$				MCh$
Loss for provisions established	(344)	(634,886)	(78,185)	(562,620)	(25)	—	(14,511)	(1,290,571	)(*)
Income for provisions released	131	474,192	78,873	380,294	411	50	28,354	962,305	(*)
Recovery of loans previously charged-off	—	19,921	2,588	25,959	—	—	—	48,468

Net charge to income	(213)	(140,773)	3,276	(156,367)	386	50	13,843	(279,798)

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Totals
2017	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(226)	(338,701)	—	—	(338,927)
Collectively assessed	—	(104,171)	(63,699)	(312,697)	(480,567)

(Loss) for provisions established	(226)	(442,872)	(63,699)	(312,697)	(819,494	)(*)

Provisions released
Individually assessed	209	302,504	—	—	302,713
Collectively assessed	—	33,538	31,310	104,953	169,801

Income for provisions released	209	336,042	31,310	104,953	472,514	(*)

Recovery of loans previously charged-off	—	13,236	1,908	16,419	31,563

Net charge to income	(17)	(93,594)	(30,481)	(191,325)	(315,417)

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Totals
2016	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(307)	(387,737)	—	—	(388,044)
Collectively assessed	—	(49,218)	(38,837)	(198,242)	(286,297)

(Loss) for provisions established	(307)	(436,955)	(38,837)	(198,242)	(674,341	)(*)

Provisions released
Individually assessed	286	251,582	—	—	251,868
Collectively assessed	—	22,242	34,589	96,381	153,212

Income for provisions released	286	273,824	34,589	96,381	405,080	(*)

Recovery of loans previously charged-off	—	8,898	1,285	13,088	23,271

Net charge to income	(21)	(154,233)	(2,963)	(88,773)	(245,990)

(*)	The amounts disclosed in the Consolidated Statements of Cash Flows are detailed below:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$
Charge to income for provisions established	1,290,571	819,494	674,341
Credit to income for provisions used	(962,305)	(472,514)	(405,080)

	328,266	346,980	269,261

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-128

Note 27 – Provisions for Impairment of Financial Assets, continued

b.	The detail by type of loans, analyzed collectively and individually, which were constituted and released by way of provision, is as follows:

		As of December 31, 2018
	Note	Provisions established	Provisions released	Totals
		MCh$	MCh$	MCh$
Commercial		(634,886)	474,192	(160,694)
Mortgage		(78,185)	78,873	688
Consumer		(562,620)	380,294	(182,326)

Subtotals	10	(1,275,691)	933,359	(342,332)

Interbank loans, net	9	(344)	131	(213)

Totals		(1,276,035)	933,490	(342,545)

		As of December 31, 2017
	Note	Provisions established			Provisions released
		Individual	Group	Totals	Individual	Group	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans		(338,701)	(104,171)	(442,872)	302,504	33,538	336,042
Mortgage loans		—	(63,699)	(63,699)	—	31,310	31,310
Consumer loans		—	(312,697)	(312,697)	—	104,953	104,953

Subtotals	10	(338,701)	(480,567)	(819,268)	302,504	169,801	472,305

Interbank loans, net	9	(226)	—	(226)	209	—	209

Totals		(338,927)	(480,567)	(819,494)	302,713	169,801	472,514

		As of December 31, 2016
	Note	Provisions established			Provisions released
		Individual	Group	Totals	Individual	Group	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans		(387,737)	(49,218)	(436,955)	251,582	22,242	273,824
Mortgage loans		—	(38,837)	(38,837)	—	34,589	34,589
Consumer loans		—	(198,242)	(198,242)	—	96,381	96,381

Subtotals	10	(387,737)	(286,297)	(674,034)	251,582	153,212	404,794

Interbank loans, net	9	(307)	—	(307)	286	—	286

Totals		(388,044)	(286,297)	(674,341)	251,868	153,212	405,080

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-129

Note 28 – Personnel Salaries and Expenses

Personnel salaries expenses for the years ended December 31, 2018, 2017 and 2016 are as follows:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$
Personnel compensation	(176,083)	(174,029)	(148,073)
Bonuses or gratifications	(84,754)	(68,946)	(53,669)
Compensation for years of service	(12,477)	(18,803)	(32,704)
Health and life insurance	(804)	(734)	(1,050)
Training expenses	(2,590)	(3,487)	(1,576)
Other personnel expenses	(18,039)	(15,324)	(8,593)

Totals	(294,747)	(281,323)	(245,665)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-130

Note 29 – Administrative Expenses

For the years ended as of December 31, 2018, 2017 and 2016, the composition of this item is as follows:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$
Administrative expenses	(214,666)	(217,130)	(164,294)
Maintenance and repair of fixed assets	(31,673)	(34,754)	(23,226)
Office lease	(36,201)	(36,482)	(26,308)
Equipment lease	(2,925)	(2,890)	(2,649)
Insurance payments	(20,704)	(22,624)	(14,953)
Office supplies	(1,885)	(2,228)	(2,004)
IT and communications expenses	(43,667)	(41,872)	(25,860)
Utilities and other services	(4,443)	(5,022)	(4,240)
Security and transportation of securities services	(5,250)	(4,691)	(3,469)
Representation and personnel travel expenses	(3,612)	(3,347)	(2,427)
Legal and notarial expenses	(15,112)	(9,546)	(7,232)
Technical report fees	(11,626)	(11,274)	(7,096)
Professional services fees	(1,825)	(2,358)	(2,535)
Fees for classification of titles	(134)	(1,613)	(888)
Fines	(6,059)	(75)	(728)
ATM maintenance and management services	(2,630)	(5,837)	(5,855)
Temporary external services	(545)	(812)	(201)
Postage and mailing expenses	(1,341)	(1,397)	(2,864)
Internal events	(248)	(666)	(237)
Commercial programs	(1,242)	(1,253)	(732)
Credit card management services	(3,102)	(4,363)	(2,609)
Other administrative expenses	(20,442)	(24,026)	(28,181)
Subcontracted services	(22,303)	(24,724)	(23,609)
Data processing	(13,044)	(14,733)	(14,369)
Products sales	(275)	(832)	(435)
Others	(8,984)	(9,159)	(8,805)
Board of Directors compensation	(1,529)	(1,394)	(1,056)
Marketing and advertising	(14,384)	(16,268)	(8,322)
Real estate taxes, contributions and levies	(38,854)	(46,106)	(37,923)
Real estate taxes	(393)	(671)	(443)
Patents	(1,121)	(1,430)	(1,665)
Other taxes (*)	(29,324)	(36,031)	(29,591)
Contributions to SBIF	(8,016)	(7,974)	(6,224)

Totals	(291,736)	(305,622)	(235,204)

(*)

These amounts primarily correspond to taxes other than income taxes that affect Itaú Corpbanca Colombia and its subsidiaries (Colombian segment). These are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-131

Note 30 – Depreciation, Amortization, and Impairment

a.	Depreciation and amortization

The amounts corresponding to charges to results for depreciation and amortization for the years ended December 31, 2018, 2017 and 2016, are detailed below:

		For the years ended December 31,
		2018	2017	2016
	Notes	MCh$	MCh$	MCh$
Depreciation of property, plant and equipment	13	(20,659)	(19,370)	(13,834)
Amortization of intangible assets	12	(66,158)	(62,475)	(49,858)

Totals		(86,817)	(81,845)	(63,692)

b.	Impairment:

For the years ended December 31, 2018 and 2017, the composition of this item is as follows:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$
Impairment of financial investments available-for-sale		—	—
Impairment of financial investments held-to-maturity		—	—
Subtotal financial assets	—	—	—
Impairment of property, plant and equipment (1)	(28)	(27)	(351)
Impairment of goodwill and intangibles	—	—	—
Subtotal Non-financial assets	(28)	(27)	(351)

Totals	(28)	(27)	(351)

(1)

Corresponds to impairment for due to technological obsolescence caused by the current regulations (Decree N°222 of October 30, 2013 of the Ministry of the Interior and Public Security) applied to ATMs, which is in accordance with stipulated by IAS 36 Impairment of assets.

The Bank has defined two CGUs: CGU Chile (Itaú Corpbanca and its Chileans subsidiaries and subsidiary allocated in New York) and CGU Colombia (Itaú Corpbanca Colombia and its subsidiaries and Itaú Corredores de Seguros S.A.). These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by Top management because their contributions to the consolidated entity may be identified independently. It is worth mentioning that these CGUs are consistent with the Bank’s operating segments (see Note 4).

Book Value of these CGUs is as follows:

CGU	As of December 31,
	2018	2017
	MCh$	MCh$
Chile	2,600,114	2,563,799
Colombia	843,943	864,958

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-132

Note 30 – Depreciation, Amortization, and Impairment, continued

1.	Allocation of goodwill

The Goodwill generated in the reverse acquisition mentioned in Note 1, section “General information background of Itaú Corpbanca and subsidiaries” was allocated in the following manner to the two identified CGUs2:

Goodwill	As of December 31,
	2018	2017
	MCh$	MCh$
Chile	904,868	904,868
Colombia	230,524	221,795

2.	Methodology used by the Bank

Consistent with the prior year, the recoverable amounts of CGU Chile and CGU Colombia have been determined using the dividend discount model. This methodology considers the cash flows that would be generated by dividends distributed to shareholders with at perpetuity, discounted to their cost of capital rate as of the valuation date. Therefore, the economic value of equity can be estimated using cash flow projections derived from financial budgets and other assumptions approved by management.

In testing goodwill for impairment, management considered different sources of information, including:

•	Historical information existing for both Banks post-merger and, if relevant, pre-merger. Historical information for events assessed as one-time and non-recurring was excluded.

•	Assumptions approved by management.

•	Information from external sources such as analyst reports, regulators, central Banks and press releases.

•	Observable market information such as rate curves, inflation and growth projections.

•	The competitive strategy defined for both Banks.

The projected funding structure and its impact on the Bank’s capital requirements and internal policy

3.	Key assumptions used in calculating the recoverable amount.

The key assumptions used in calculating recoverable amount, defined as those variables to which the calculation is more sensitive, are presented below:

			As of December 31,
			2018		2017
			Chile	Colombia	Chile	Colombia
Perpetuity rate	(	%)	5.20	6.50	5.20	6.50
Projected inflation rate	(	%)	3.00	3.00	2.80 – 3.00	3.00 – 3.40
Discount rate	(	%)	10.59	11.99	10.50	11.50
Loans growth	(	%)	9.65 – 11.10	8.60- 10.40	8.40 – 9.90	6.20 – 13.40
Solvency index limit	(	%)	12.50 – 14.70	11.50 – 4.00	10.00 – 12.00	9.00 – 10.80

[2]

Goodwill generated by the acquisition of a business abroad (Colombia case) is expressed in the functional currency of the aforementioned business (Colombian peso), converted at the closing exchange rate (exchange rate COP to CLP for the purpose of accounting registration. In Chile in accordance with IAS 21 “Effects of Changes in Exchange Rates of the Foreign Currency”. (See Note 13).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-133

Note 30 – Depreciation, Amortization, and Impairment, continued

i.	Period of Projection and Perpetuity

When performing the goodwill impairment in 2018, cash flow projections are prepared for a period of 5 years from 2019 to 2023. After this period, the present value of cash flows for the year 2023 are calculated, projected to perpetuity using GDP growth rates expected for the markets in which the aforementioned CGUs operate.

In 2017, management defined to project 6 years as it was consistent with the time needed to deploy the Corporate Integration plan, whose objective was to better capture the opportunities for creating value for the Bank. In this way, the strategy being implemented implied, in addition to the changes in the managerial staff and the operating models of both Banks, the change towards a new product mix, customer segmentation and medium and long-term objectives, consistent with the vision of becoming the third largest Bank in Chile.

This transformation involved certain costs and other economic efforts in order to harness synergies starting in 2018.

ii.	Loans and deposits

Loans were projected considering an increase of around 10.43% per year in Chile and 9.42% in Colombia. Anticipated changes in the product mix were also modeled for both countries. The deposit portfolio was projected using target reciprocity.

iii.	Income

Interest income and commissions were estimated based on the sensitivities of GDP growth and the effects of inflation with respect to the Banking industry (both in Chile and Colombia), which resulted in the projected growth rate based on the mix of products (consumer, housing and commercial placements) and in the market share objective proposed by the administration.

iv.	Costs of funding

The cost projections are mainly determined based on demand deposits and term deposits balances, considering an annual average ratio of 3.2% for Chile and 4.3% for Colombia.

v.	Discount rate

Estimated as the discount rate of the Cost of Capital (Ke) in local currency, which was used to discount the cash flows of each CGU. This calculation considers a premium for the risk of the country for each CGU.

vi.	Perpetuity rate

The perpetuity growth rates are aligned with the growth of the economy in both jurisdictions. Consequently, these were built considering local inflation and GDP growth projections

vii.	Dividend payment

The payment of dividends was made by maximizing the cash flows of the shareholder taking as a restriction that the solvency indicator (ratio of technical equity with risk-weighted assets) does not fall below the minimum limits required by the regulatory entities. In this way, a dividend for the CGU of Chile of 40% for the first 5 years and 50% in perpetuity was considered; and for the CGU Colombia of 50% and 55% respectively.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-134

Note 30 – Depreciation, Amortization, and Impairment, continued

4. Outcome of impairment testing

As a result of the impairment testing process described above, management concludes that the recoverable amount of the CGUs exceeds their carrying amount, as shown in the following table:

			As of December 31,
			2018		2017
			Chile	Colombia	Chile	Colombia
Recoverable Amount / Carrying Value	(	%)	113.00	102.90	118.30	102.00

Consequently, management has not identified an impairment impact that has to be recognized in the financial statements.

5. Uncertainty and sensitivity of calculation to changes in key assumptions

The estimates and judgments included in the calculations of recoverable amount are based on historical experience and other factors, including management’s expectations of future events considered reasonable based on current circumstances. However, the assumptions used are subject to a large degree of uncertainty and actual future results could differ from projections. For example:

•	The Bank considers that the operational integration of the Banks in Chile will be completed in 2019.

•	The model for estimating the recoverable amount of the Colombian CGU assumed a recovery of the business from 2019 onward.

•	This, together with other measures, will result in growth of the various loan portfolios above industry averages.

The Bank has sensitized discount and growth rates at perpetuity separately for CGU Colombia so that the Recoverable Amount (AR) of CGU Colombia is equal to its Carrying Amount (CA):

			As of December 31,
			2018	2017
Discount rates	(	%)	12.21	11.60
Perpetuity growth rate	(	%)	6.29	6.40

Management has considered and analyzed possible reasonable changes in key assumptions and has not identified other situations in which the Carrying Amount exceeds the Recoverable Amount.

Additionally, the ranges of the discount and growth rates in perpetuity of the CGU Colombia have been sensitized, separately, in both cases of 60 basis points

			As of December 31,
			2018	2017
Discount rates	(	%)	11.99	11.50
Range	(	%)	11.39 – 12.59	10.90 – 12.10
Range (RA/CV)	(	%)	93.01 – 118.21	91.80 – 115.00

Perpetuity growth rate	(	%)	6.50	6.50
Range	(	%)	5.90 – 7.10	5.90 – 7.10
Range (RA/CV)	(	%)	94.72 – 116.05	91.50 – 115.40

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-135

Note 30 – Depreciation, Amortization, and Impairment, continued

6. Reconciliation of before and after taxes

The Bank has used the cost of own capital (Ke) rate as a discount rate in its calculation of the recoverable amount, a rate that is observable after taxes. The following table shows the effect of considering the flows and the discount rate before taxes.

			As of December 31,
			2018		2017
			Chile	Colombia	Chile	Colombia
Discount rates	(	%)	13.22	18.08	12.78	17.93
Recoverable amount/Carrying value	(	%)	126.50	111.90	150.50	118.06

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-136

Note 31 – Other operating income and expenses

a)	Other operating income

The detail of other operating income is as follows:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$
Income from assets received in lieu of payment
Gain on sales of assets received in lieu of payment	8,562	5,566	1,176
Other income	30	2,578	75

Subtotals	8,592	8,144	1,251

Other income
Compensations from insurance companies	53	—
Gain on sale of property, plant and equipment	5,519	14,119	37
Recovery of leased assets	1,349	522	514
Other operating income, subsidiaries	2,158	3,092	2,572
Gain on sale of leased assets	1,447	19	349
Other operating income	199	173	598
Marketing contribution, insurance companies	3,626	4,128	7,893
Other operating income, leases	724	446	—
Other income for recovery foreign expenses	620	420	—
Recoveries from expenses provisions	1,166	2,352	4,997
Other income	1,203	8,117	1,236

Subtotals	18,064	33,388	18,196

Totals	26,656	41,532	19,447

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-137

Note 31 – Other operating income and expenses, continued

b)	Other operating expenses

During the years ended December 31, 2018, 2017 and 2016, the Bank presents other operating expenses according to the following:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$
Provisions for assets received in lieu of payment	(16,132)	(14,472)	(9,463)
Maintenance expenses for assets received in lieu of payment	(1,301)	(714)	(596)

Subtotal	(17,433)	(15,186)	(10,059)

Provisions for contingencies
Other provisions for contingencies	(1,998)	(586)	(8,952)

Subtotals	(1,998)	(586)	(8,952)

Other expenses.
Loss on sale of property, plant and equipment	(307)	(1,099)	(71)
Credit card loyalty point benefits expenses	(14,306)	(13,238)	(26,303)
Operating loss expenses	(10,589)	(8,098)	(2,661)
Insurance expense (law 20,027)	(622)	(1,205)	(1,420)
Provision expense for recovered leased assets	(4,170)	(4,835)	(11,327)
Banking expenses	(2,450)	(3,482)	(2,184)
Fines and penalties	(13,110)	(2,025)	(880)
Loss on damaged assets	(2,311)	(2,026)	(962)
Other expenses	(903)	(10,550)	(6,896)

Subtotals	(48,768)	(46,558)	(52,704)

Totals	(68,199)	(62,330)	(71,715)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-138

Note 32 – Related Party Transactions

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the Chilean Superintendency of Banks and Financial Institutions, related parties are those individuals or corporations related to the ownership or management of the Institution directly or through third parties.

Article 89 of the Ley de Sociedades Anónimas (Chilean Companies Law), which also applies to Banks, establishes that any transaction with a related party must be carried out on an arm’s length basis.

In the case of sociedades anónimas abiertas (publicly traded companies) and their subsidiaries, transactions with related parties involve any negotiation, act, contract or transaction in which the company must intervene; the following are considered as parties related to them: those entities of the corporate Bank to which the company belongs; the corporations that, with respect to the company, have the status as parent, controlling entity, affiliate, subsidiary; the Directors, Managers, Administrators, Chief Executive Officer or Liquidators of the company, acting in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any entity controlled either directly or indirectly, through any of them; and any person who either acting individually or jointly with others with whom it has executed a joint operation agreement, may appoint at least one member of the management of the company or controls 10% or more of its capital stock, with the right to vote, in the case of a sociedad por acciones (stock corporation); those established by the bylaws of the company, or justifiably identified by the Directors’ Committee; and those in which it has acted as Director, Manager, Administrator, Chief Executive Officer or Liquidator of the company, during the last eighteen months. Article 147 of the Ley de Sociedades Anónimas (Chilean Companies Law) sets forth that a sociedad anónima abierta (publicly traded company) may only carry out transactions with related parties when they are intended to contribute to the corporate interest, are adjusted in the price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and the procedure indicated by it. Moreover, Article 84 of the Chilean General Banking Law establishes limits for the loans that may be granted to related parties and the prohibition to grant loans to the Directors, Managers or General Attorneys of the Bank.

a.	Loans granted to related parties.

As of December 31, 2018 and 2017, the loans granted to related persons are detailed below:

	As of December 31, 2018			As of December 31, 2017
	Productive companies	Investment companies	Individuals	Productive companies	Investment companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable from customers
Commercial loans	170,873	64,073	3,960	113,202	79,715	3,730
Mortgage loans	—	—	21,154	—	—	19,273
Consumer loans	—	—	5,961	—	—	5,081

Gross loans and accounts receivable from customers	170,873	64,073	31,075	113,202	79,715	28,084

Allowance for loan losses	(2,550)	(70)	(63)	(1,627)	(5,252)	(96)

Loans and receivables to customers, net	168,323	64,003	31,012	111,575	74,463	27,988

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-139

Note 32 – Related Party Transactions, continued

b.	Other transactions with related parties.

For the years ended December 31, 2018, 2017 and 2016, the Bank entered into the following transactions with related parties for amounts are detailed below:

		As of December 31, 2018
		Balances receivable	Effect on income (loss)
		(payable)	Income	Expense
Name or Corporate Name	Description	MCh$	MCh$	MCh$
Redbanc S.A.	ATM management	—	—	3,002
Transbank S.A.	Credit card management	—	—	15,469
Combanc S.A.	Data transmission services	—	—	350
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	—	93	706
Corp Research S.A.	Advisory services	—	—	463
Itaú Chile Inv. Serv. y Administración S.A.	Leases	—	204	141
Instituto de Estudios Bancarios Guillermo Subercaseaux	Education services	—	—	121
VIP Asesorias y Servicios Integrales Ltda.	Advisory services	—	—	129
Everis Chile S.A.	Advisory services	—	—	906
CAI Gestion Inmobiliaria S.A.	Department stores	—	—	103
Promoservice S.A.	Promotional services	—	—	—
Comder Contraparte Central S.A	Banking services	—	—	902
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	2,909
Pulso Editorial S.A	Publishing services	—	—	471
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees	—	—	4,693
Hotel Corporation of Chile S.A.	Hotel, events	—	—	94
Corp Imagen y diseños S.A.	Marketing	—	—	99
Corp Group Holding Inversiones Limitada	Advisory services	—	—	408
SMU S.A., Rendic Hnos. S.A.	Lease of ATM space 6)	5,698	—	2,262
Inversiones Corp Group Interhold Ltda.	Administrative consulting	—	—	2,476
Bcycle Latam SPA	Administrative consulting	—	—	4,048
Bolsa de Comercio de Santiago	Other services	—	—	204
Adexus S.A.	Data transmission services	—	—	254

		As of December 31, 2017
		Balances receivable	Effect on income (loss)
Name or Corporate Name	Description	(payable)	Income	Expense
		MCh$	MCh$	MCh$
		MCh$	MCh$	MCh$
Redbanc S.A.	ATM management	—	—	3,355
Transbank S.A.	Credit card management	—	—	14,586
Combanc S.A.	Data transmission services	—	—	378
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	—	7,819	948
Asesorias Cumelen S.A.	Advisory services	—	—	—
Corp Research S.A.	Management advisory services	—	—	453
Recuperadora de Créditos S.A.	Credit collection	—	—	—
Itaú Chile Inv. Serv. y Administración S.A.	Leases	—	—	650
Compañia de Seguros Confuturo S. A. (*)	Insurance	—	—	—
Instituto de Estudios Bancarios Guillermo Subercaseaux	Education services	—	—	143
Opina S.A.	Publishing services	—	—	—
VIP Asesorias y Servicios Integrales Ltda.	Advisory services	—	—	415
Everis Chile S.A.	Advisory services	—	—	607
CAI Gestion Inmobiliaria S.A.	Commercial home (Department stores)	—	—	115
Compañia de Seguros Corp Seguros S.A (*)	Insurance	—	—	—
Universidad Andres Bello	Education services	—	—	—
Promoservice S.A.	Promotion services	—	—	267
Comder Contraparte Central S.A	Banking services	—	—	1,067
Sinacofi S.A (*)	Data transmission services	—	—	—
Operadora de Tarjeta de Crédito Nexus S.A.	Credit Card processing	—	—	3,836
Pulso Editorial S.A	Publishing services	—	—	509
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building cost	—	—	4,725
Grupo de Radios Dial S.A.	Publicity	—	—	—
Hotel Corporation of Chile S.A.	Accommodation, events	—	—	265
Corp Imagen y diseños S.A.	Other services	—	—	196
Asesorias e Inversiones Rapelco Limitada S.A.	Other services	—	—	—
Corp Group Holding Inversiones Limitada	Advisory services	—	—	398
SMU S.A., Rendic Hnos. S.A.	Prepaid rent for space for ATMs	7,960	—	2,221
Inversiones Corp Group Interhold Ltda.	Management advisory services	—	—	3,097
Bcycle Latam SPA	Other services	—	—	552

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-140

Note 32 – Related Party Transactions, continued

		As of December 31, 2016
Name or Corporate Name	Description	Balances receivable (payable)	Effect on income (loss)
			Income	Expense
		MCh$	MCh$	MCh$
Redbanc S.A.	ATM management	—	—	3,754
Transbank S.A.	Credit card management	—	—	10,882
Combanc S.A.	Data transmission services	—	—	291
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	—	5,653	2,782
Asesorias Cumelen S.A.	Advisory services	—	—	450
Corp Research S.A.	Management advisory services	—	—	443
Recuperadora de Créditos S.A.	Credit collection	—	—	540
Itaú Chile Inv. Serv. y Administración S.A.	Leases	—	—	422
Compañia de Seguros Confuturo S. A.	Insurance	—	—	1,418
Instituto de Estudios Bancarios Guillermo Subercaseaux	Education services	—	—	69
Opina S.A.	Publishing services	—	—	110
VIP Asesorias y Servicios Integrales Ltda.	Advisory services	—	—	185
Itaú Unibanco S.A.	Advisory services	—	—	—
CAI Gestion Inmobiliaria S.A.	Commercial home (Department stores)	—	—	90
Compañia de Seguros Corp Seguros S.A	Insurance	—	—	3,263
Universidad Andres Bello	Education services	—	—	32
Promoservice S.A.	Promotion services	—	—	1,431
Comder Contraparte Central S.A	Banking services	—	—	697
Sinacofi S.A	Data transmission services	—	—	918
Operadora de Tarjeta de Crédito Nexus S.A.	Credit Card processing	—	—	1,896
Pulso Editorial S.A	Publishing services	—	—	521
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building cost	—	—	5,010
Grupo de Radios Dial S.A.	Publicity	—	—	107
Hotel Corporation of Chile S.A.	Accommodation, events	—	—	64
Corp Imagen y diseños S.A.	Other services	—	—	82
Asesorias e Inversiones Rapelco Limitada S.A.	Other services	—	—	37
Corp Group Holding Inversiones Limitada	Advisory services	—	—	394
SMU S.A., Rendic Hnos. S.A.	Prepaid rent for space for ATMs	10,181	—	2,152
Inversiones Corp Group Interhold Ltda.	Management advisory services	—	—	2,172

These transactions were carried out at normal market prices prevailing at the day of the transactions.

c.	Donations.

Name or corporate name	Description	For the years ended December 31,
		2018	2017	2016
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	1,225	1,302	1,373
Fundación Descúbreme	Donations	194	200	173
Fundación Itaú	Donations	157	167	152
Fundación de Inclusión Social Aprendamos	Donations	—	5	5

d.	Other assets and liabilities with related parties.

	As of December 31,
	2018	2017
	MCh$	MCh$
ASSETS	26,854	23,962
Derivative financial instruments	25,708	21,687
Other assets	1,146	2,275
LIABILITIES	188,057	185,056
Derivative financial instruments	860	1,935
Current accounts and demand deposits	30,466	37,464
Time deposits and saving accounts	145,995	131,409
Other liabilities	10,736	14,248

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-141

Note 32 – Related Party Transactions, continued

e.	Results of transactions with related parties

	For the years ended December 31,
	2018		2017		2016
Type of recognized income or expense	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income and interest expenses and readjustments	3,748	2,970	10,146	4,902	11,370	5,913
Income and expenses for commissions and services	829	—	5,227	—	5,483	—
Profit and loss from trading	1,146	501	2,333	1,534	3,399	7,810
Operational support expenses	1,075	—	537	99	324	438
Other income and expenses	84	222	216	390	70	303

Totals	6,882	3,693	18,459	6,925	20,646	14,464

f.	Payments to Board of Directors and key management personnel.

Compensation received by key personnel of Management correspond to the following categories:

	As of December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$
Short-term employee benefits	31,892	27,759	35,762
Post-employment benefits	—	—	—
Other long-term benefits	—	—	—
Compensation for termination of contract	1,337	3,471	14,893

Totals	33,229	31,230	50,655

As of December 31, 2018, the total compensation received during 2018 by the managers and top executives of Itaú Corpbanca amounts to MCh$22,185 (MCh$21,505 million as of December 31, 2017).

g.	Conformation of key personnel

Compensation received by directors and key management personnel is categorized as follows:

	Number of executives
	As of December 31,
Position	2018	2017
Directors	12	11
Chief Executive Officers-at the Subsidiaries	11	7
Corporative Manager	10	11
Area manager	145	94
Deputy Managers	163	155
Vice-president	14	2

h.	Transactions with key personnel

The following transactions with key personnel have been performed during the years ended December 31, 2018 and 2017:

	As of December 31,
	2018	2017
	MCh$	MCh$
Credits cards	89	390
Consumer loans	339	793
Commercial loans	536	815
Mortgage loans	2,325	3,541

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-142

Note 33 – Fair Value of Financial Assets and Liabilities

This disclosure was prepared based on the guidelines “Fair Value of Financial Instruments” from the IFRS 13 “Fair Value Measurements.”

The following section details the main guidelines and definitions used by the Bank:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal3 or most advantageous4 market and is not forced (i.e. it does not consider factors specific to the Bank that may influence a real transaction).

Market participants: Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

•

They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures,” although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

•

They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

•	They are able to enter into a transaction for the asset or liability.

•	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

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

Bank’s own liabilities and equity instruments: The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

[3]	The market with the greatest volume and level of activity for the asset or liability.
[4]

The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-143

Note 33 – Fair Value of Financial Assets and Liabilities, continued

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

Valuation techniques: The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention:

a. Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a Bank of assets and liabilities (e.g. a business).

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-144

Note 33 – Fair Value of Financial Assets and Liabilities, continued

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of December 31, 2018, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

Determination of the fair value as of December 31, 2018 - under IFRS 9

	As of December 31,
	2018
	Book value	Estimated fair value
		Recurring	Non-recurring
	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	987,680	—	987,680
Cash items in process of collection	318,658	—	318,658
Financial instruments at fair value through profit or loss	96,943	96,943	—
Financial instruments at fair value through other comprehensive income	2,657,154	2,657,154	—
Loans and accounts receivable at amortized cost	20,714,370	—	20,827,852
Financial instruments at amortized cost	198,923	—	199,561
Investments under resale agreements	109,467	—	109,467
Financial derivative contracts	1,368,957	1,368,957
Interbank loans, net	341,244	—	341,244

Totals	26,793,396	4,123,054	22,784,462

LIABILITIES
Deposits and other demand liabilities	4,300,475	—	4,300,475
Cash in process of being cleared	247,165	—	247,165
Obligations under repurchase agreements	1,015,614	—	1,015,614
Time deposits and other time liabilities	10,121,111	—	10,135,722
Financial derivative contracts	1,112,806	1,112,806	—
Interbank borrowings	2,327,723	—	2,335,509
Debt instruments issued	6,010,124	—	6,311,527
Other financial liabilities	12,400	—	12,400

Totals	25,147,418	1,112,806	24,358,412

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-145

Note 33 – Fair Value of Financial Assets and Liabilities, continued

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of December 31, 2017, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

Determination of the fair value as of December 31, 2017 - under IAS 39

	As of December 31,
	2017
		Estimated fair value
	Book value	Recurring	Non-recurring
	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	964,030	—	964,030
Cash items in process of collection	157,017	—	157,017
Investments under resale agreements	28,524	—	28,524
Financial derivative contracts	1,248,775	1,248,775	—
Interbank loans, net	70,077	—	70,077
Trading investments	415,061	415,061	—
Loans and accounts receivable from customers, net	19,764,078	—	19,893,448
Available for sale instruments	2,663,478	2,663,478	—
Held to maturity investments	202,030	—	201,283

Totals	25,513,070	4,327,314	21,314,379

LIABILITIES
Deposits and other demand liabilities	4,141,667	—	4,141,667
Cash in process of being cleared	109,496	—	109,496
Obligations under repurchase agreements	420,920	—	420,920
Time deposits and other time liabilities	10,065,243	—	10,099,251
Financial derivative contracts	1,095,154	1,095,154	—
Interbank borrowings	2,196,130	—	2,216,507
Debt instruments issued	5,950,038	—	6,185,043
Other financial liabilities	17,066	—	17,066

Totals	23,995,714	1,095,154	23,189,950

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Bank as a going concern.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-146

Note 33 – Fair Value of Financial Assets and Liabilities, continued

The following section describes the methods used to estimate fair value:

Fair Value Measurements of assets and liabilities only for disclosure purposes (non-recurring) - under IFRS 9:

Non-recurring fair value measurement	As of December 31,
2018
MCh$
ASSETS
Cash and deposits in banks	987,680
Cash items in process of collection	318,658
Loans and accounts receivable at amortized cost	20,827,852
Investments under resale agreements	109,467
Interbank loans, net	341,244
Financial instruments at amortized cost	199,561

Totals	22,784,462

LIABILITIES
Deposits and other demand liabilities	4,300,475
Cash in process of being cleared	247,165
Obligations under repurchase agreements	1,015,614
Time deposits and other time liabilities	10,135,722
Interbank borrowings	2,335,509
Debt instruments issued	6,311,527
Other financial obligations	12,400

Totals	24,358,412

Fair Value Measurements of assets and liabilities only for disclosure purposes (non-recurring) - under IAS 39:

Non-recurring fair value measurement	As of December 31,
2017
MCh$
ASSETS
Cash and deposits in banks	964,030
Cash items in process of collection	157,017
Investments under resale agreements	28,524
Interbank loans, net	70,077
Loans and accounts receivable from customers, net	19,893,448
Held to maturity investments	201,283

Totals	21,314,379

LIABILITIES
Deposits and other demand liabilities	4,141,667
Cash in process of being cleared	109,496
Obligations under repurchase agreements	420,920
Time deposits and other time liabilities	10,099,251
Interbank borrowings	2,216,507
Debt instruments issued	6,185,043
Other financial obligations	17,066

Totals	23,189,950

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-147

Note 33 – Fair Value of Financial Assets and Liabilities, continued

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

•	Cash and deposits in Banks

•	Cash in the process of collection

•	Financial instruments at fair value through profit or loss

•	Trading investments

•	Current accounts and demand deposits

•	Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on the Bank’s credit risk policies and methodologies: These items include:

•	Interbank loans

•	Loans and receivables from customers

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

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

•	Time deposits and saving accounts

•	Borrowings from financial institutions

•	Debt issued

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-148

Note 33 – Fair Value of Financial Assets and Liabilities, continued

Fair Value measurement of financial assets and liabilities (recurring) - under IFRS 9:

Fair value measurement of recurring items	As of December 31,
2018
MCh$
ASSETS
Financial instruments at fair value through profit or loss	96,943

Chilean Central Bank and Government securities	36,608
Other securities issued in Chile	4,017
Foreign government and central bank instruments	23,276
Other instruments issued abroad	19,505
Investments in mutual funds	3,532
Other investments at FVTPL	10,005

Financial instruments at fair value through other comprehensive income	2,657,154

Chilean Central Bank and Government securities	1,352,084
Other securities issued in Chile	196,439
Foreign government and central bank instruments	769,693
Other instruments issued abroad	332,560
Other investments at FVOCI	6,378

Financial derivative contracts	1,368,957

Forwards	342,993
Swaps	1,021,701
Call options	4,217
Put options	46

Total	4,123,054

LIABILITIES
Financial derivative contracts	1,112,806

Forwards	322,241
Swaps	788,133
Call options	1,493
Put options	939

Total	1,112,806

Fair Value measurement of financial assets and liabilities (recurring) – under IAS 39:

Fair value measurement of recurring items	As of December 31,
2017
MCh$
ASSETS
Trading investments	415,061

Chilean Central Bank and Government securities	7,126
Other securities issued in Chile	5
Foreign government and central bank instruments	381,262
Other instruments issued abroad	8,147
Investments in mutual funds	18,521
Other investments	—

Available for sale instruments	2,663,478

Chilean Central Bank and Government securities	1,783,877
Other securities issued in Chile	147,762
Foreign government and central bank instruments	420,687
Other instruments issued abroad	300,740
Other investments	10,412

Financial derivative contracts	1,248,775

Forwards	316,901
Swaps	930,744
Call options	421
Put options	709

Total	4,327,314

LIABILITIES
Financial derivative contracts	1,095,154

Forwards	333,482
Swaps	759,216
Call options	86
Put options	2,370

Total	1,095,154

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-149

Note 33 – Fair Value of Financial Assets and Liabilities, continued

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

Financial Derivative Instruments

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. Therefore, the methodology recognizes the credit risk of each counterparty.

The adjustments are known internationally as the counterparty value adjustment (“CVA”), which consists of an adjustment for debtor risk (credit value adjustment or CVA) and for creditor risk (debit value adjustment or “DVA”). The sum of these adjustments gives the effective counterparty risk that the derivative contract must have.

These adjustments are recorded periodically in the financial statements. As of December 2018, 2017 and 2016, the portfolio of derivative contracts in both Chile and Colombia is detailed as follows:

	As of December 31,
	2018		2017		2016
	CVA	DVA	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging	—	—	(2)	815	(36)	244

Fair value hedge	—	—	(11)	783	(12)	274

Currency forwards	—	—	—	—	—	—
Currency swaps	—	—	(5)	222	9	37
Interest rate swaps	—	—	(6)	561	(21)	237

Cash flow hedge	—	—	1	54	(18)	(6)

Currency forwards	—	—	(1)	(13)	(17)	—
Currency swaps	—	—	—	27	(1)	5
Interest rate swaps	—	—	2	40	—	(11)

Hedge of net investments in a foreign operation	—	—	8	(22)	(6)	(24)

Currency forwards	—	—	8	(22)	(6)	(24)
Currency swaps	—	—	—	—	—	—
Interest rate swaps	—	—	—	—	—	—

Derivatives held for trading	(37,821)	340	(53,396)	554	(51,961)	1,003

Currency forwards	(127)	65	(258)	(724)	(1,161)	(72)
Currency swaps	(31,167)	127	(42,829)	367	(28,951)	526
Interest rate swaps	(6,527)	148	(10,244)	911	(21,860)	549
Call currency options	—	—	—	—	(10)	—
Call currency options	—	—	(65)	—	21	—

Total financial derivative contracts	(37,821)	340	(53,398)	1,369	(51,997)	1,247

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-150

Note 33 – Fair Value of Financial Assets and Liabilities, continued

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-151

Note 33 – Fair Value of Financial Assets and Liabilities, continued

Level 3:

Inputs are unobservable inputs for the asset or liability.

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Bank has two products in this category.

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

Impact calibration	As of December 31, 2018			As of December 31, 2017
	Forward Americano USD-CLP	Basis TAB CLP	Basis TAB CLF	Forward Americano USD-CLP	Basis TAB CLP	Basis TAB CLF
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Volatility exchange rate
USD-CLP	—	—	—	—	—	—
TAB 30	—	116	—	—	157	—
TAB 90	—	26	—	—	46	—
TAB 180	—	50	21	—	—	30
TAB 360	—	3	5	—	—	8

Totals	—	195	26	—	203	38

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-152

Note 33 – Fair Value of Financial Assets and Liabilities, continued

The following table summarizes the fair value hierarchy for the Bank’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currencies	Not Applicable	OTC, Bloomberg	Directly observable price.
	Shares	Various	Stock Exchange	Directly observable price.
	Mutual Funds	Asset Managers	CMF (formerly the SVS)	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Stock Exchange	Internal rate of return (“IRR”) based on prices.
II	Derivatives	Not Applicable	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market instruments	Chilean Central Bank and Chilean Treasury	Stock Exchange	Interest rate curves based on prices.
	Money market instruments	Banks	Stock Exchange	Interest rate curves based on prices.
	Bonds	Companies, Banks	Pricing provider	Interest rate curves based on correlations, spreads, interpolations, etc.
III	Derivatives, active Banking rate (TAB)	Not Applicable	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	Not Applicable	Bloomberg	Black and Scholes with inputs from European options.

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 as of December 31, 2018 – under IFRS 9:

	As of December 31, 2018
Measurement at fair value of instruments on a recurring basis using	Fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	96,943	67,430	29,513	—

Chilean Central Bank and Government securities	36,608	36,608	—	—
Other securities issued locally	4,017	4,014	3	—
Foreign government and central bank instruments	23,276	23,276	—	—
Other securities issued abroad	19,505	—	19,505	—
Investments in mutual funds	3,532	3,532	—	—
Other investments at FVTPL	10,005	—	10,005	—

Financial instruments at fair value through other comprehensive income	2,657,154	2,458,410	198,744	—

Chilean Central Bank and Government securities	1,352,084	1,352,084	—	—
Other securities issued locally	196,439	5,979	190,460	—
Foreign government and central bank instruments	769,693	769,693	—	—
Other securities issued abroad	332,560	330,654	1,906	—
Other investments at FVOCI	6,378	—	6,378	—

Financial derivative contracts	1,368,957	—	1,341,801	27,156

Forwards	342,993	—	342,375	618
Swaps	1,021,701	—	995,163	26,538
Call options	4,217	—	4,217	—
Put options	46	—	46	—

Totals	4,123,054	2,525,840	1,570,058	27,156

LIABILITIES
Financial derivative contracts	1,112,806	—	1,112,237	569

Forwards	322,241	—	322,192	49
Swaps	788,133	—	787,613	520
Call options	1,493	—	1,493	—
Put options	939	—	939	—

Totals	1,112,806	—	1,112,237	569

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-153

Note 33 – Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 as of December 31, 2017 – under IAS 39:

	As of December 31, 2017
Measurement at fair value of instruments on a recurring basis using	Fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading investments	415,061	409,197	5,864	—

Chilean Central Bank and Government securities	7,126	7,126	—	—
Other securities issued locally	5	—	5	—
Foreign government and central bank instruments	381,262	378,636	2,626	—
Other securities issued abroad	8,147	4,914	3,233	—
Investments in mutual funds	18,521	18,521	—	—

Available for sale instruments	2,663,478	2,204,564	458,914	—

Chilean Central Bank and Government securities	1,783,877	1,783,877	—	—
Other securities issued locally	147,762	—	147,762	—
Foreign government and central bank instruments	420,687	420,687	—	—
Other securities issued abroad	300,740	—	300,740	—
Other investments	10,412	—	10,412

Financial derivative contracts	1,248,775	—	1,218,247	30,528

Forwards	316,901	—	316,848	53
Swaps	930,744	—	900,269	30,475
Call options	421	—	421	—
Put options	709	—	709	—

Totals	4,327,314	2,613,761	1,683,025	30,528

LIABILITIES
Financial derivative contracts	1,095,154	—	1,094,549	605

Forwards	333,482	—	333,482	—
Swaps	759,216	—	758,611	605
Call options	86	—	86	—
Put options	2,370	—	2,370	—

Totals	1,095,154	—	1,094,549	605

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-154

Note 33 – Fair Value of Financial Assets and Liabilities, continued

d. Transfers between level 1 and 2

As of December 31, 2018 no transfers were observed between Level 1 and Level 2, as shown below – under IFRS 9:

Measurement at fair value of instruments that are valued recurrently	As of December 31,
	2018
	Fair value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	96,943	—	—
Financial instruments at fair value through other comprehensive income	2,657,154	—	—
Financial derivative contracts	1,368,957	—	—

Totals	4,123,054	—	—

LIABILITIES
Financial derivative contracts	1,112,806	—	—

Totals	1,112,806	—	—

As of December 31, 2018 no transfers were observed between Level 1 and Level 2, as shown below – under IAS 39:

Measurement at fair value of instruments that are valued recurrently	As of December 31,
	2017
	Fair value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Trading investments	415,061	—	—
Available for sale instruments	2,663,478	—	—
Financial derivative contracts	1,248,775	—	—

Totals	4,327,314	—	—

LIABILITIES		—
Financial derivative contracts	1,095,154	—	—

Totals	1,095,154	—	—

e. Disclosures regarding level 3 assets and liabilities

During 2018 and 2017, no assets were transferred between levels 1 and 2.

a.	Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-155

Note 33 – Fair Value of Financial Assets and Liabilities, continued

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2017.

	As of December 31, 2018
Level 3 reconciliation	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Purchases, sales and agreements	Transfers from level 1 or level 2	Ending balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts	30,528	5,863	—	(9,235)	—	27,156
Forwards	53	716	—	(151)	—	618
Swaps	30,475	5,147	—	(9,084)	—	26,538
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—

Totals	30,528	5,863	—	(9,235)	—	27,156

LIABILITIES
Financial derivative contracts	605	1,223	—	(1,259)	—	569
Forwards	—	831	—	(782)	—	49
Swaps	605	392	—	(477)	—	520
Call options	—	—	—		—	—
Put options	—	—	—		—	—

Totals	605	1,223	—	(1,259)	—	569

	As of December 31, 2017
Level 3 reconciliation	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Purchases, sales and agreements	Transfers from level 1 or level 2	Ending balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts	41,124	4,849	—	(15,445)	—	30,528
Forwards	—	209	—	(156)	—	53
Swaps	41,124	4,640	—	(15,289)	—	30,475
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—

Totals	41,124	4,849	—	(15,445)	—	30,528

LIABILITIES
Financial derivative contracts	1,340	(325)	—	(410)	—	605
Forwards	609	(465)	—	(144)	—	—
Swaps	731	140	—	(266)	—	605
Call options	—	—	—		—	—
Put options	—	—	—		—	—

Totals	1,340	(325)	—	(410)	—	605

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-156

Note 33 – Fair Value of Financial Assets and Liabilities, continued

f. Hierarchy for remaining assets and liabilities

The following table classifies assets and liabilities measured at fair value on a non-recurring basis, in accordance with the fair value hierarchy as of December 31, 2018 and 2017.

	As of December 31, 2018
Measurement at fair value of items on a non-recurring basis	Estimated fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	987,680	987,680	—	—
Cash items in process of collection	318,658	318,658	—	—
Loans and accounts receivable at amortized cost	20,827,852	—	—	20,827,852
Financial instruments at amortized cost	199,561	—	199,561	—
Investments under resale agreements	109,467	109,467	—	—
Interbank loans, net	341,244	341,244	—	—

Totals	22,784,462	1,757,049	199,561	20,827,852

LIABILITIES
Deposits and other demand liabilities	4,300,475	4,300,475	—	—
Cash in process of being cleared	247,165	247,165	—	—
Obligations under repurchase agreements	1,015,614	1,015,614	—	—
Time deposits and other time liabilities	10,135,722		10,135,722	—
Borrowings from financial institutions	2,335,509	2,335,509	—	—
Debt instruments issued	6,311,527		6,311,527	—
Other financial obligations	12,400	12,400	—	—

Totals	24,358,412	7,911,163	16,447,249	—

	As of December 31, 2017
Measurement at fair value of items on a non-recurring basis	Estimated fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	964,030	964,030	—	—
Cash items in process of collection	157,017	157,017	—	—
Investments under resale agreements	28,524	28,524	—	—
Interbank loans, net	70,077	70,077	—	—
Loans and accounts receivable from customers, net	19,893,448	—	—	19,893,448
Held to maturity investments	201,283	—	201,283	—

Totals	21,314,379	1,219,648	201,283	19,893,448

LIABILITIES
Deposits and other demand liabilities	4,141,667	4,141,667	—	—
Cash in process of being cleared	109,496	109,496	—	—
Obligations under repurchase agreements	420,920	420,920	—	—
Time deposits and other time liabilities	10,099,251	—	10,099,251	—
Borrowings from financial institutions	2,216,507	2,216,507	—	—
Debt instruments issued	6,185,043	—	6,185,043	—
Other financial obligations	17,066	17,066	—	—

Totals	23,189,950	6,905,656	16,284,294	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-157

Note 34 – Risk management

The Bank and its subsidiaries, through their activity, are exposed to several types of risk mainly related to loans portfolio and financial instruments. Risk management policies are established in order to identify and analyze the risks faced by the Bank, set limits and adequate controls, monitor risks and comply with limits. The risk management policies and risk administration structures are reviewed periodically in order to reflect changes in the institution’s activities. The Bank, through its rules and procedures, intends to develop an appropriate control environment, in which all employees understand their roles and responsibilities.

The following is a description of the main business activities and policies of the Bank in terms of risk management.

Risk Management Structure:

Board of Directors

At the Bank and its Subsidiaries, the Board of Directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices and defined risk appetite levels. To accomplish this, a governance structure made up of various committees has been created. These committees lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

Audit Committee

The Audit Committee’s objective is to monitor the Bank’s internal control systems and its compliance with regulations and other internal standards. It is also responsible for the oversight of the different aspects of maintenance, application and functioning of the Bank’s internal controls, monitoring compliance with standards and procedures regulating its practices, and having an understanding of the risks that can arise from the business conducted by the Bank.

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

The Audit Committee must reinforce and support Internal Audit function including its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between these two Banks and the Board of Directors.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-158

Note 34 – Risk management, continued

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

It will consider the diverse alternatives available to make decisions that ensure the highest and most sustainable returns with financial risk levels that are compatible with the business, current regulations and internal standards.|

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-159

Note 34 – Risk management, continued

Committee on Risk Methodologies

The objective of the Risk Methodologies Committee is to ensure the quality of all methodologies for estimating the Bank’s provisions for all business areas.

This Committee - which exercises its functions with respect to the Bank, its Divisions and Subsidiaries - deals with certain corporate aspects such as policies, manuals and procedures related to the methodologies of Bank provisions, as well as the statistical models of admission, behavior and provisions.

Its main members are: Corporate Risk Manager, Risk Control Manager, Retail Credit Manager, Financial Risk Manager, Responsible for Monitoring and Control of Retail and Responsible for Risk Models.

Portfolio Committee

The objective of the Portfolio Committee is to monitor the evolution of the Bank’s wholesale and retail portfolios in terms of their risk-return ratio, their adjustment to the defined risk appetite and the progress made in materializing short-term strategies or instructions. Also, long term that this committee has defined.

As a result, it considers in its analysis the competition, the movements of its most relevant actors and the main risks that affect the management of the portfolios, as well as the projects that have an impact on the matter.

Its main members are: General Manager, Corporate Risk Manager, Risk Control Manager, Wholesale Credit Manager, Wholesale Banking Manager, Retail Credit Manager, Retail Banking Manager, Financial Planning and Control Manager and Product Manager and Marketing

Internal Audit

The main function of Internal Audit is to support the Board of Directors and senior management to independently asses the maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

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

Main Risks and Requirements Affecting the Bank and its Subsidiaries:

Credit risk

Credit risk is the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss to the Bank. The Bank’s main income generating activity is lending to customers and therefore credit risk is a principal risk. Credit risk mainly arises from loans and advances to customers and other Banks (including related commitments to lend such as loan or credit card facilities), investments in debt securities and derivatives that are an asset position. The Bank considers all elements of credit risk exposure such as counterparty default risk, geographical risk and sector risk for risk management purposes.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-160

Note 34 – Risk management, continued

Credit risk management

The Bank’s credit committee is responsible for managing the Bank’s credit risk by:

•

Ensuring that the Bank has appropriate credit risk practices, including an effective system of internal control, to consistently determine adequate allowances in accordance with the Bank’s stated policies and procedures, IFRS and relevant supervisory guidance.

•	Identifying, assessing and measuring credit risk across the Bank, from an individual instrument to a portfolio level.

•

Creating credit policies to protect the Bank against the identified risks including the requirements to obtain collateral from borrowers, to perform robust ongoing credit assessment of borrowers and to continually monitor exposures against internal risk limits.

•	Limiting concentrations of exposure by type of asset, counterparties, industry, credit rating, geographic location etc.

•	Establishing a robust control framework regarding the authorization structure for the approval and renewal of credit facilities.

•	Developing and maintaining the Bank’s risk grading to categorize exposures according to the degree of risk of default. Risk grades are subject to regular reviews.

•	Developing and maintaining the Bank’s processes for measuring ECL including monitoring of credit risk, incorporation of forward looking information and the method used to measure ECL.

•	Ensuring that the Bank has policies and procedures in place to appropriately maintain and validate models used to assess and measure ECL.

•

Establishing a sound credit risk accounting assessment and measurement process that provides it with a strong basis for common systems, tools and data to assess credit risk and to account for ECL. Providing advice, guidance and specialist skills to business units to promote best practice throughout the Bank in the management of credit risk.

The internal audit function performs regular audits making sure that the established controls and procedures are adequately designed and implemented.

Significant increase in credit risk

The Bank analyzes all data collected using statistical models and estimates the remaining lifetime PD of exposures and how these are expected to change over time. The factors taken into account in this process include macro-economic data such as GDP growth, unemployment, benchmark interest rates and house prices. The Bank generates a ‘base case’ scenario of the future direction of relevant economic variables as well as a representative range of other possible forecast scenarios. The Bank then uses these forecasts, which are probability-weighted, to adjust its estimates of PDs.

Under the Bank’s monitoring procedures a significant increase in credit risk is identified before the exposure has defaulted, and at the latest when the exposure becomes 30 days past due, unless the Bank has reasonable and supportable information that demonstrates otherwise.

The Bank uses different criteria to determine whether credit risk has increased significantly per portfolio of assets. The criteria used are both quantitative changes in PDs as well as qualitative. The table below summarizes per type of asset the range above which an increase in lifetime PD is determined to be significant, as well as some indicative qualitative indicators assessed.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-161

Note 34 – Risk management, continued

Criteria used for Chile

Type of portfolio	Debtor category	PD ranges per debtor category	% of absolute increase in lifetime PD	Stages	Days of arrears to the end of the month
	A1
	A2	0.04 – 0.25%	0.13%	Stage 1	Up to 29 days

	A3
	A4	2.00%	1.62%

	A5 (*)	4.75 – 10%	3.52%	Stage 2	From 30 to 89 days

	A6
	B1
	B2	15 -45%	23.05%
Corporate	B3
	B4
	C1
	C2
	C3	100%	100%	Stage 3	90 days or more
	C4
	C5
	C6

(*)	Loans originated in A5 are considered Stage 1 at inception. Loans that were originated in a higher category and subsequently downgraded to A5 are considered Stage 2.

Type of portfolio	Stages	Days of arrears to the end of the month	Probability of default (PD) and qualitative considerations
	Stage 1	Up to 29 days	Difference between Referential Life Time PD and PD Life Time at origination < 20%

Group	Stage 2	From 30 to 89 days	Difference between Referential Life Time PD and PD Life Time at origination >= 20%

	Stage 3	90 days or more	Restructured loans with 60 days in arrears before restructuring

The quantitative criteria is used to identify where an exposure has increased in credit risk and it is applied based on whether an increase in the lifetime PD since the recognition date exceeds the threshold set in absolute and relative terms. The following formulas are used to determine such thresholds:

Relative comparison formula

Threshold = Lifetime PD (at reporting date) - 1

                      Lifetime PD (at origination)

Absolute comparison formula

Threshold = Lifetime PD (at reporting date) – Lifetime PD (at origination)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-162

Note 34 – Risk management, continued

Criteria used for Colombia

	% of absolute increase in lifetime PD	% of relative increase in lifetime PD	Qualitative indicators assessed
Corporate portfolio
Without information	34.39%	86.90%
Small company	22.26%	1314.07%
Small company	33.91%	1326.89%
Medium company	22.53%	64.23%	• Debt restructuring
Medium company	25.67%	1203.61%	• Increase in credit risk of other financial instruments
Large company	10.28%	99.15%
Low default	0.46%	0.48%
Low default (Government and Financial)	0.00%	324.00%
Group portfolio
Leasing	33.23%	82.04%
Payroll deductible loan	2.79%	77.14%
Revolving line of credit	35.22%	85.65%
Overdraft limit	0.70%	241.11%
Credit card	29.44%	175.32%
Mortgage loan	2.55%	151.19%
Personal debt restructuring	44.04%	101.64%	• Increase in credit risk of other financial instruments
Other loans	26.53%	174.02%

Loan commitments are assessed along with the category of loan the Bank is committed to provide, i.e. commitments to provide mortgages are assessed using similar criteria to mortgage loans, while commitments to provide a corporate loan are assessed using similar criteria to corporate loans.

The Bank has monitoring procedures in place to make sure that the criteria used to identify significant increases in credit are effective, meaning that significant increase in credit risk is identified before the exposure is defaulted or when the asset becomes 30 days past due. The Bank performs periodic back-testing of its ratings to consider whether the drivers of credit risk that led to default were accurately reflected in the rating in a timely manner.

Incorporation of forward-looking information

The Bank uses forward-looking information that is available without undue cost or effort in its assessment of significant increase of credit risk as well as in its measurement of ECL. The Bank employs experts who use external and internal information to generate a ‘base case’ scenario of future forecast of relevant economic variables along with a representative range of other possible forecast scenarios. The external information used includes economic data and forecasts published by governmental bodies and monetary authorities.

The Bank applies probabilities to the forecast scenarios identified. The base case scenario is the single most-likely outcome and consists of information used by the Bank for strategic planning and budgeting. The Bank has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using a statistical analysis of historical data, has estimated relationships between macro-economic variables and credit risk and credit losses. The Bank has not made changes in the estimation techniques or significant assumptions made during the reporting period.

The table below summarizes the principal macroeconomic indicators included in the economic scenarios used as of December 31, 2018 until December 31, 2023 in the countries where the Bank and its subsidiaries operate and therefore are the countries that have a material impact on ECLs.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-163

Note 34 – Risk management, continued

Criteria for Chile

Indicators	Portfolio	2019				2020				2021
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Unemployment rate	Base scenario	7.16%	7.42%	7.13%	6.86%	7.15%	7.43%	7.16%	6.91%	7.21%	7.49%	7.21%	6.96%
	Range of upside scenarios	7.20%	7.53%	7.28%	7.04%	7.33%	7.59%	7.30%	7.02%	7.29%	7.54%	7.23%	6.94%
	Range of downside scenarios	7.12%	7.32%	6.98%	6.69%	6.98%	7.26%	7.02%	6.80%	7.13%	7.43%	7.20%	6.98%
Consumer’s price index (IPC)	Base scenario	108.52	109.33	110.24	110.93	112.05	112.66	113.48	114.23	115.41	116.01	116.86	117.63
	Range of upside scenarios	108.56	109.47	110.51	111.17	112.29	112.83	113.72	114.43	115.59	116.16	117.09	117.84
	Range of downside scenarios	108.48	109.19	109.96	110.68	111.81	112.48	113.23	114.02	115.23	115.87	116.62	117.43
Interbank interest rate	Base scenario	3.00%	3.25%	3.50%	3.75%	4.00%	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
	Range of upside scenarios	3.75%	4.50%	5.00%	5.25%	5.50%	6.25%	6.00%	5.50%	5.00%	4.50%	4.50%	4.50%
	Range of downside scenarios	2.25%	2.00%	2.00%	2.25%	2.50%	2.75%	3.00%	3.50%	4.00%	4.50%	4.50%	4.50%
Copper	Base scenario	2.78	2.81	2.83	2.86	2.87	2.88	2.88	2.89	2.90	2.91	2.92	2.93
	Range of upside scenarios	2.58	2.40	2.22	2.10	2.68	2.88	2.88	2.89	2.90	2.91	2.92	2.93
	Range of downside scenarios	2.99	3.22	3.45	3.61	3.06	2.88	2.88	2.89	2.90	2.91	2.92	2.93

Criteria for Colombia

	As of December 31,
	2019	2020	2021
GDP growth
Base scenario	3.11	2.66	2.63
Range of upside scenarios	4.33	4.20	4.25
Range of downside scenarios	3.72	3.43	3.44
Unemployment rates
Base scenario	9.84	9.84	9.84
Range of upside scenarios	9.50	9.40	9.34
Range of downside scenarios	10.21	10.29	10.35
Benchmark interest rates
Base scenario	4.75	4.75	4.75
Range of upside scenarios	5.75	5.75	5.75
Range of downside scenarios	3.75	3.75	3.75
currency exchange rate
Base scenario	3,180	3,180	3,150
Range of upside scenarios	3,104	3,071	3,025
Range of downside scenarios	3,256	3,289	3,335
Consumer’s Price Index
Base scenario	3.40	3.00	3.00
Range of upside scenarios	3.95	3.91	4.27
Range of downside scenarios	2.74	1.86	1.38

Predicted relationships between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past 3 years.

Sensitivity analysis

The most significant assumptions affecting the ECL allowance, as indicated in the tables above by country, are as follows:

Chile:

•	Unemployment rate, given its impact on secured and unsecure borrowers’ ability to meet their contractual repayments.

•	Consumer’s Price Index (IPC), given its impact on housing prices, mortgage collateral valuations, and consumers acquisition power

•	Interbank interest rate, given its impact on companies’ likelihood of default

•	Cooper, given its impact on the Chilean economy as a whole

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-164

Note 34 – Risk management, continued

Colombia:

-	GDP growth, given the significant impact on companies’ performance and collateral valuations

-	Unemployment rates, given its impact on secured and unsecure borrowers’ ability to meet their contractual repayments.

-	Interest rate, given its impact on companies’ likelihood of default

-	Exchange rates, given its impact on companies’ financial position and debt

-	Consumer’s Price Index (IPC), given its impact on housing prices and consumers acquisition power

Set out below are the changes to ECL as of December 31, 2018 that would result from reasonably possible changes in these parameters from the actual assumptions used in the Bank’s economic variable assumptions as set forth in the tables above for Base scenarios, upside scenarios, and downside scenarios.

ECL coverage of loans and accounts receivable at amortized cost subject to significant measurement uncertainty as of December 31, 2018	Chile	Colombia
	MCh$	MCh$
Reported ECL	502,943	279,770
Loans and accounts receivable at amortized cost	16,783,609	4,698,881
Reported Coverage (Reported ECL/ loans and accounts receivable at amortized cost)%	3.00	5.95
Consensus upside scenario (Upside scenario for ECL/ loans and accounts receivable at amortized cost)%	2.94	6.03
Consensus central scenario (Base scenario for ECL/ loans and accounts receivable at amortized cost)%	3.00	5.95
Consensus downside scenario (Downside scenario for ECL/ loans and accounts receivable at amortized cost)%	3.04	5.84

ECL coverage rates reflect the underlying observed credit defaults, the sensitivity to economic environment, extent of collateral and the effective maturity of the book.

Measurement of ECL

The key inputs used for measuring ECL are:

-	probability of default (PD);

-	loss given default (LGD); and

-	exposure at default (EAD).

As explained above these figures are generally derived from internally developed statistical models and other historical data and they are adjusted to reflect probability-weighted forward-looking information.

PD is an estimate of the likelihood of default over a given time horizon. It is estimated as at a point in time. The calculation is based on statistical rating models, and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on market data (where available), as well as internal data comprising both quantitative and qualitative factors. PDs are estimated considering the contractual maturities of exposures and estimated prepayment rates. The estimation is based on current conditions, adjusted to take into account estimates of future conditions that will impact PD.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-165

Note 34 – Risk management, continued

LGD is an estimate of the loss arising on default. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, taking into account cash flows from any collateral. The LGD models for secured assets consider forecasts of future collateral valuation taking into account sale discounts, time to realization of collateral, cross-collateralization and seniority of claim, cost of realization of collateral and cure rates (i.e. exit from non-performing status). LGD models for unsecured assets consider time of recovery, recovery rates and seniority of claims. The calculation is on a discounted cash flow basis, where the cash flows are discounted by the current interest rate.

EAD is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, and expected drawdowns on committed facilities. The Bank’s modelling approach for EAD reflects expected changes in the balance outstanding over the lifetime of the loan exposure that are permitted by the current contractual terms, such as amortization profiles, early repayment or overpayment, changes in utilization of undrawn commitments and credit mitigation actions taken before default. The Bank uses EAD models that reflect the characteristics of the portfolios.

The Bank measures ECL considering the risk of default over the maximum contractual period (including extension options) over which the entity is exposed to credit risk and not a longer period, even if contact extension or renewal is common business practice. However, for financial instruments such as credit cards, revolving credit facilities and overdraft facilities that include both a loan and an undrawn commitment component, the Bank’s contractual ability to demand repayment and cancel the undrawn commitment does not limit the Bank’s exposure to credit losses to the contractual notice period. For such financial instruments the Bank measures ECL over the period that it is exposed to credit risk and ECL would not be mitigated by credit risk management actions, even if that period extends beyond the maximum contractual period. These financial instruments do not have a fixed term or repayment structure and have a short contractual cancellation period. However, the Bank does not enforce in the normal day-to-day management the contractual right to cancel these financial instruments. This is because these financial instruments are managed on a collective basis and are canceled only when the Bank becomes aware of an increase in credit risk at the facility level. This longer period is estimated taking into account the credit risk management actions that the Bank expects to take to mitigate ECL, e.g. reduction in limits or cancellation of the loan commitment.

The measurement of ECL is based on probability weighted average credit loss. As a result, the measurement of the loss allowance should be the same regardless of whether it is measured on an individual basis or a collective basis (although measurement on a collective basis is more practical for large portfolios of items). In relation to the assessment of whether there has been a significant increase in credit risk it can be necessary to perform the assessment on a collective basis as noted below.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-166

Note 34 – Risk management, continued

Credit quality

A detail by credit quality, which includes loans and accounts receivable from customers and interbank loans, under IFRS 9 as of December 31, 2018 and under IAS 39 as of December 31, 2017, is summarized as follows:

	As of December 31, 2018
Corporate	Stage 1	Stage 2	Stage 3	Totals corporate	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	115,422	—	—	115,422	0.53%	899	—	—	899	0.12%
A2	681,792	—	—	681,792	3.12%	1,477	—	—	1,477	0.19%
A3	3,033,770	—	—	3,033,770	13.90%	5,901	—	—	5,901	0.77%
A4	4,007,691	—	—	4,007,691	18.36%	37,650	—	—	37,650	4.90%
A5	2,727,643	—	—	2,727,643	12.50%	96,956	—	—	96,956	12.61%
A6	—	837,283	—	837,283	3.84%	—	14,829	—	14,829	1.93%
B1	—	377,954	—	377,954	1.73%	—	10,116	—	10,116	1.32%
B2	—	104,513	—	104,513	0.48%	—	5,479	—	5,479	0.71%
B3	—	84,197	—	84,197	0.39%	—	8,830	—	8,830	1.15%
B4	—	297,570	—	297,570	1.36%	—	37,422	—	37,422	4.87%
C1	—	—	137,216	137,216	0.63%	—	—	2,344	2,344	0.30%
C2	—	—	79,134	79,134	0.36%	—	—	6,758	6,758	0.88%
C3	—	—	34,263	34,263	0.16%	—	—	7,317	7,317	0.95%
C4	—	—	62,242	62,242	0.29%	—	—	21,265	21,265	2.77%
C5	—	—	63,181	63,181	0.29%	—	—	47,576	47,576	6.19%
C6	—	—	127,874	127,874	0.59%	—	—	84,475	84,475	11.00%

Subtotals corporate	10,566,318	1,701,517	503,910	12,771,745	58.53%	142,883	76,676	169,735	389,294	50.66%

	As of December 31, 2018
Group	Stage 1	Stage 2	Stage 3	Total group	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Commercial loans	1,710,659	95,045	131,158	1,936,862	8.87%	39,864	20,622	35,390	95,876	12.47%
Mortgage loans	3,626,811	659,119	159,897	4,445,827	20.37%	5,756	37,800	22,561	66,117	8.60%
Consumer loans	2,135,693	444,058	90,012	2,669,763	12.23%	70,765	84,842	61,689	217,296	28.27%

Subtotals group	7,473,163	1,198,222	381,067	9,052,452	41.47%	116,385	143,264	119,640	379,289	49.34%

Totals portfolio	18,039,481	2,899,739	884,977	21,824,197	100%	259,268	219,940	289,375	768,583	100%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-167

Note 34 – Risk management, continued

	As of December 31, 2017
Categories	Individual	% over total portfolio	Allowances	Cover range ratio
	MCh$	%	MCh$	%
A1	65,511	0.32%	21	0.03%
A2	248,736	1.22%	273	0.11%
A3	2,950,482	14.43%	2,285	0.08%
A4	3,861,377	18.88%	22,819	0.59%
A5	2,926,634	14.31%	52,874	1.81%
A6	683,049	3.33%	16,509	2.42%

Normal portfolio	10,735,789	52.49%	94,781	0.88%

B1	205,536	1.00%	6,087	2.96%
B2	120,640	0.59%	2,315	1.92%
Impaired	779,828	3.81%	195,177	25.03%

Non-compliant portfolio	1,106,004	5.40%	203,579	18.41%

Subtotals	11,841,793	57.89%	298,360	2.52%

	As of December 31, 2017
Categories	Group	% over total portfolio	Allowance	Cover range ratio
	MCh$	%	MCh$	%
Normal risk portfolio	1,751,232	8.56%	57,057	3.26%
Non-compliant portfolio	193,806	0.95%	91,705	47.32%

Commercial loans	1,945,038	9.51%	148,762	7.65%

Normal risk portfolio	3,975,744	19.44%	22,730	0.57%
Non-compliant portfolio	177,009	0.87%	12,289	6.94%

Mortgage loans	4,152,753	20.31%	35,019	0.84%

Normal risk portfolio	2,396,246	11.72%	93,255	3.89%
Non-compliant portfolio	117,060	0.57%	43,339	37.02%

Consumer loans	2,513,306	12.29%	136,594	5.43%

Subtotals	8,611,097	42.11%	320,375	3.72%

Totals	20,452,890	100%	618,735	3.03%

The table below provides an analysis of the gross carrying amount of loans and advances to customers by past due status under IFRS 9:

	As of December 31, 2018
	Current	Less than 30 days overdue	Between 30 and 89 days overdue	More than 90 days overdue	Totals	Total overdue
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans	341,707	—	—	—	341,707	—
Loans and accounts receivable from customers
Commercial loans	13,683,048	251,596	117,386	314,870	14,366,900	683,852
Mortgage loans	4,181,849	108,783	64,088	91,107	4,445,827	263,978
Consumer loans	2,493,765	69,412	59,616	46,970	2,669,763	175,998

Totals	20,700,369	429,791	241,090	452,947	21,824,197	1,123,828

The table below provides an analysis of the gross carrying amount of loans and advances to customers by overdue status under IAS 39:

	As of December 31, 2017
	Current	Less than 30 days overdue	Between 30 and 89 days overdue	More than 90 days overdue	Totals	Total overdue
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans	70,285	—	—	—	70,285	—
Loans and accounts receivable from customers
Commercial loans	13,526,944	211,535	143,063	319,377	14,200,919	673,975
Mortgage loans	3,893,786	115,688	61,890	93,786	4,165,150	271,364
Consumer loans	2,521,397	68,955	52,854	48,852	2,692,058	170,661

Totals	20,012,412	396,178	257,807	462,015	21,128,412	1,116,000

An analysis for the movement of the allowance for losses during the year by individual and group portfolio is included in Note 10, letter c.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-168

Note 34 – Risk management, continued

Maximum Exposure to Credit Risk

The following table shows the Bank’s maximum credit risk exposure by financial asset as of December 31, 2018, 2017, 2016 for different balance sheet items, including derivatives, without deducting real guarantees or other credit enhancements received:

		Maximum Exposure as of December 31, 2018
		Balance sheet asset			Off-balance sheet			Collateral		Net exposure
	Notes	Gross amounts	Allowances	Net amounts	Gross amounts	Allowances	Net amounts	Cash	Non-cash
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial instruments at fair value through other comprehensive income	11	2,657,154	—	2,657,154	—	—	—			2,657,154
Loans and accounts receivable at amortized cost	10	21,482,490	768,120	20,714,370	5,383,914	45,848	5,338,066	—	13,143,140	12,909,296
Commercial loans		14,366,900	484,707	13,882,193	5,383,914	45,848	5,338,066	—	5,527,419	13,692,840
Mortgage loans		4,445,827	66,117	4,379,710	—	—	—	—	7,257,682	(2,877,972)
Consumer loans		2,669,763	217,296	2,452,467	—	—	—	—	358,039	2,094,428
Financial instruments at amortized cost	11	198,923	—	198,923	—	—	—	—	—	198,923
Investments under resale agreements	7	109,467	—	109,467	—	—	—	—	109,467	—
Financial derivative contracts	8	1,368,957	—	1,368,957	—	—	—	91,223	—	1,277,734
Interbank loans, net	9	341,707	463	341,244	—	—	—	—	—	341,244
Other assets	15	467,806	—	467,806	—	—	—	—	—	467,806

Totals		26,626,504	768,583	25,857,921	5,383,914	45,848	5,338,066	91,223	13,252,607	17,852,157

		Maximum Exposure
		as of December 31,
	Notes	2017
		MCh$
Investments under resale agreements	7	28,524
Financial derivative contracts	8	1,248,775
Interbank loans, net	9	70,077
Loans and accounts receivable from customers, net	10	19,764,078
Available for sale instruments	11	2,663,478
Held to maturity investments	11	202,030
Other assets	15	429,025

Totals		24,405,987

A summary for the allowances for loan losses according to IFRS 9 is as follows:

As of December 31, 2018
MCh$
Loans and accounts receivable at amortized cost	782,713
Interbank loans, net	463
Provisions for contingent loans risk	20,942

Total allowances	804,118

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific Notes.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-169

Note 34 – Risk management, continued

The following table displays the concentration of credit risk by industry for financial assets:

			As of December 31,
			2018			2017
	Note		Maximum gross exposure	Maximum net exposure (1)%		Maximum gross exposure	Maximum net exposure (1)%
			MCh$	MCh$		MCh$	MCh$
Manufacturing			1,097,211	994,246	7.64%	1,040,491	960,774	7.24%
Mining			677,777	675,973	4.72%	644,061	419,582	3.16%
Electricity, gas and water			957,373	769,643	6.66%	936,483	466,008	3.51%
Agriculture and livestock			346,369	341,018	2.41%	415,930	289,826	2.18%
Forestry and wood extraction			29,683	24,362	0.21%	38,807	32,165	0.24%
Fishing			3,475	2,621	0.02%	13,912	8,688	0.07%
Transport			700,401	602,973	4.88%	668,477	450,949	3.40%
Communications			86,077	84,135	0.60%	94,439	28,201	0.21%
Construction			1,746,626	1,729,426	12.16%	1,638,120	1,357,343	10.23%
Commerce			1,620,108	1,599,435	11.27%	1,712,850	998,567	7.53%
Services			3,872,060	3,869,613	26.95%	3,780,733	2,578,863	19.43%
Others			3,229,740	3,188,748	22.48%	2,732,243	5,678,666	42.79%

Subtotal commercial loans	10 a	)	14,366,900	13,882,193	100%	13,716,546	13,269,632	100.00%
Consumer loans	10 a	)	4,445,827	4,379,710		2,513,306	2,376,712
Mortgage loans	10 a	)	2,669,763	2,452,467		4,152,753	4,117,734

Totals			21,482,490	20,714,370		20,382,605	19,764,078

(1)	Net of allowances

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

For loans to individuals, the main guarantees are:	For loans to companies, the main guarantees are:

•  Machinery and/or equipment

•  Buildings for specific purposes under construction

•  Agricultural land

•  Maritime ships and aircrafts

•  Mining infrastructure

•  Inventory

•  Agricultural assets

•  Industrial assets

•  Biological assets

•  Other warranties

• Urban plots or land

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-170

Note 34 – Risk management, continued

b.2 Financial Risk

Definition and Principles of Financial Risk Management

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

b.2.1)    Market Risk

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

The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

b.2.1.1) Currency Risk

Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are:

•	Positions in foreign currency (MX) within the attributions of the Trading Book.

•	Currency mismatches between the assets and liabilities of the Banking Book.

•	Currency flow mismatches.

•

Structural positions, generated by consolidating our financial statements, assets and liabilities denominated in currencies other than the Chilean peso registered in our branches and subsidiaries abroad.

The foregoing means that movements in exchange rates can generate volatility in both the result and the Bank’s equity. This effect is known as “translation risk”.

b.2.1.2) Inflation and other indexes adjustments Risk

The inflation and other indexes adjustment risk is the exposure due to changes in units or indexes of readjustment (such as UF, UVR or others) defined in national or foreign currency, in which some of the instruments, contracts or other transactions registered in the balance with such characteristics.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-171

Note 34 – Risk management, continued

b.2.1.3) Interest Rate Risk

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

The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned on the dates of repricing and by currency. This methodology facilitates the detection of concentrations of interest risk in the different terms.

All the balance sheet and off balance sheet items are unbundled in their flows and placed at the repricing/maturity. In the case of those accounts that do not have a contractual maturity, an internal model of analysis and estimation of their durations and sensitivities is used.

The following are the Banking Book items (products valued at amortized cost and FVTOCI / instruments available for sale and derivatives valued at fair value) for the most relevant currencies in which the Bank trades at the end of the year ended December 31, 2018 and 2017:

	As of December 31, 2018
Positions	Up to 1 month	Between 1 and 3 months	More than 3 months and less 1 year	Between 1 and 3 years	More than 3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS	7,361,827	2,732,465	5,510,072	4,787,052	8,314,688	28,706,104

CLP	3,519,009	1,000,478	1,753,132	1,800,011	1,181,157	9,253,787
CLF	466,115	447,398	1,329,598	1,845,604	6,182,033	10,270,748
USD	1,469,457	623,505	1,197,716	126,122	102,349	3,519,149
COP	1,907,246	661,084	1,229,626	1,015,315	849,149	5,662,420

LIABILITIES	(14,009,676)	(2,685,555)	(4,724,403)	(2,206,000)	(5,849,673)	(29,475,307)

CLP	(8,733,561)	(1,463,211)	(2,101,205)	(560,099)	(330,000)	(13,188,076)
CLF	(214,266)	(181,744)	(190,917)	(1,072,879)	(5,201,884)	(6,861,690)
USD	(1,319,813)	(643,544)	(1,750,434)	(173,922)	—	(3,887,713)
COP	(3,742,036)	(397,056)	(681,847)	(399,100)	(317,789)	(5,537,828)

Derivatives	(729,147)	444,096	251,673	(21,576)	784,784	729,830

CLP	(209,799)	1,521,695	394,300	209,804	65,913	1,981,913
CLF	(366,332)	(1,221,035)	(469,699)	(330,428)	762,022	(1,625,472)
USD	(50,293)	263,381	452,557	(38,395)	(8,123)	619,127
COP	(102,723)	(119,945)	(125,485)	137,443	(35,028)	(245,738)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-172

Note 34 – Risk management, continued

	As of December 31, 2017
Positions	Up to 1 month	Between 1 and 3 months	More than 3 months and less 1 year	Between 1 and 3 years	More than 3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS	7,436,586	2,246,446	5,019,349	4,535,451	5,162,137	24,399,969

CLP	4,256,811	892,701	1,688,269	1,315,539	665,015	8,818,335
CLF	481,000	510,095	2,008,605	2,172,278	3,891,622	9,063,600
USD	702,899	263,710	547,828	33,258	11,851	1,559,546
COP	1,995,876	579,940	774,647	1,014,376	593,649	4,958,488

LIABILITIES	(11,817,755)	(2,349,046)	(4,811,419)	(3,107,492)	(4,272,956)	(26,358,668)

CLP	(6,418,945)	(1,147,278)	(3,162,828)	(1,204,044)	(221,116)	(12,154,211)
CLF	(352,331)	(255,086)	(423,122)	(968,507)	(3,748,085)	(5,747,131)
USD	(1,861,588)	(318,197)	(539,389)	(450,818)	—	(3,169,992)
COP	(3,184,891)	(628,485)	(686,080)	(484,123)	(303,755)	(5,287,334)

Derivatives	256,630	(35,782)	(808,002)	186,303	80,255	(320,596)

CLP	819,878	456,293	268,834	(324,113)	(152,389)	1,068,503
CLF	(1,209,472)	(508,032)	(817,140)	(226,061)	321,390	(2,439,315)
USD	879,996	(47,020)	70,834	361,999	6,409	1,272,218
COP	(233,772)	62,977	(330,530)	374,478	(95,155)	(222,002)

The expositions presented above correspond to the present values resulting from:

•	Model contract flows according to their behaviors that affect market risk exposure. Example: prepayment, renewal, etc.

•	Discount the flows of the items recorded to accrual at a rate that represents the opportunity cost of the liability/ asset.

•	Discount the flows of items accounted to the market at the market rate.

b.2.1.4) Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset.

b.2.1.5) Liquidity Risk

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

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•	The liquidation of positions, when it so decides, to occur without significant losses.

•	The commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.

•	The Bank to avoid fines or regulatory penalties for not complying with regulations.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-173

Note 34 – Risk management, continued

b.3 Financial Risk Management

Continuous and interconnected process that originates in the first instance with the identification of the risks to which the Institution is exposed, in order to then quantify the potential impact as a result of said exposure and to limit it to the level desired by the Bank. The above implies an active monitoring of the risks, studying their temporal evolution. The risk management process can be subdivided into the following stages:

b.3.1) Identification of Financial Risks

The Financial Risk Management has a high-level technical team that constantly monitors the activities of the Bank transfer and its subsidiaries in search of potential unquantified and controlled risks. In addition, the Bank Treasury as the first line of defense also plays a fundamental role in the detection of risks. Itaú Corpbanca provides a structure that facilitates this risk identification role by maintaining independence in its tasks and ensuring the active participation of management in the creation / modification of products. After a risk is identified, it is quantified to see the potential impact on the creation of value of the Institution.

b.3.2) Quantification and Control of Exposure to Financial Risk

Once the risk has been identified, the Financial Risk Management is in charge of mapping it into the appropriate metrics for its quantification. The way to measure the exposure is the knowledge of top management and the Board of Directors from which the appetite for risk desired for the Institution and the different openings thereof (business unit, manager, risk factor, area, etc.) always taking into account not to transgress the current norms. The process of establishing limits is the instrument used to establish the assets available to each activity. The determination of limits is conceived as a dynamic process that responds to the level of risk considered acceptable by top management.

The Financial Risk Management requests and proposes a framework of limits and warnings, quantitative and qualitative that affect the liquidity and market risk; this request must be authorized by the ALCO and the Board of Directors.

In addition, it carries out periodic measurements of the risk incurred, develops tools and valuation models, conducts periodic stress analysis, measures the degree of concentration with inter-Bank counterparts, draws up the policy and procedures manual, as well as the monitoring of authorized limits and alerts, which are reviewed at least annually.

The structure of limits requires carrying out a process that takes into account, among others, the following aspects:

•	Identify and delimit efficiently and comprehensively the financial risks incurred, so that they are consistent with the management of the business and with the defined strategy.

•	Quantify and communicate to the business areas the levels and the risk profile that Top management considers acceptable, in order to avoid incurring unwanted risks.

•

Give flexibility to the business areas in the taking of financial risks in an efficient and timely manner according to changes in the market and in business strategies, always within the levels of risk that are considered acceptable by the entity.

•	Allowing business generators to take prudent but sufficient risks to achieve the budgeted results.

•

Delimit the range of products and underlying assets in which each Treasury unit can operate, taking into account characteristics such as the model, valuation systems and the liquidity of the instruments involved, among others.

The metrics, by type of risk, used to quantify the exposures or demonstrate a materialization of the same are detailed below:

Metrics and limits of Market Risk

According to the complexity and relevance of the portfolios managed by Itaú Corpbanca, different instruments have been established to control market risks, according to the characteristics of the financial products of the Trading Book and Banking Book.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-174

Note 34 – Risk management, continued

The following are the normative and internal metrics used for the monitoring and control of market risk:

Normative Risk Measures for the Negotiation Book and Banking Book

The Bank measures regulatory exposure in line with the standardized methodology set forth by the Central Bank of Chile

(Chapter III-B-2.2 “Standards on the measurement and control of market risks of Banking companies” of the Compendium of Financial Regulations) and complemented by the Superintendency of Banks and Financial Institutions (Chapter 12-21 “Norms on measurement and control of market risks”), which corresponds to a risk measure based on the standard methodology of the Basel Committee, which look for quantify exposure to market risks for the Negotiation Book and the Banking Book.

The normative measurement of the market risk of the Trading Book allows estimating the potential loss that the Bank could face from fluctuations standardized by the regulator. The regulatory limit corresponds to the sum of this risk (also called Market Risk Exposure or MRE) and 10% of the Weighted Assets for Credit Risk; Said sum may in no case be greater than once the effective Equity of the Bank.

The Bank, must permanently observe these limits and the data in turn to the Superintendency of Banks and Financial Institutions on the positions in the risk and compliance with said limits (regulatory report SBIF C41). It must also inform the Superintendency monthly about the positions in the consolidated risk with the subsidiaries and foreign branches (regulatory report SBIF C43).

The consumption of regulatory limit of market risk, specifically for the Trading Book as of December 31, 2018, 2017 and 2016, is presented below:

Limit consumption	As of December 31,
	2018	2017	2016
Market risk exposure (MRE)	71.80%	71.30%	60.40%

The regulatory risk measurement for the Banking Book (SBIF C40 regulatory report) is used to estimate the Bank’s potential losses from standardized adverse movements in interest and exchange rates. It is important to specify that for regulatory reporting purposes, the Trading Book includes the interest rate risk of derivatives managed in the Banking Book.

The standardized regulatory report for the Banking Book (SBIF C40 regulatory report) is used to estimate the Bank’s potential economic losses from standardized adverse movements in interest rates defined by the SBIF. Currently, limits for short-term exposure (STE) to interest rate and indexation risk in the Banking Book must not exceed 35% of annual operating income (LTM moving period) and long-term limit consumption (LTE) must be less than 20% of the Bank’s regulatory capital.

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of December 31, 2018, 2017 and 2016:

Limit consumption	As of December 31,
	2018	2017	2017
Short-term exposure to interest rate risk	51.40%	45.00%	60.60%
Long-term exposure to interest rate risk	50.30%	43.20%	13.18%

As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 the Bank has complied with all regulatory requirements and limits, as well as with all financial covenants, such as risk weighed capital adequacy ratio, single borrower exposure, aggregate large exposure, concentration risk, equity to assets ratio, coverage ratio of provisions, among others.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-175

Note 34 – Risk management, continued

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

The Board and Top Management define limits on the Value at Risk (as of the end of the first half of 2016 it uses the volatility-adjusted Historical VaR method) that can be maintained, which is monitored on a daily basis. The measurement is also subjected to back testing to verify that the daily losses that effectively occurred do not exceed VaR more than once every 100 days. The result is monitored daily to confirm the validity of the assumptions, hypothesis and the adequacy of the parameters and risk factors used in the VaR calculation.

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

In accordance with IFRS 7, the following table presents an estimate of the likely, but reasonable impact of fluctuations in interest rates, exchange rates and implicit volatilities (market factors) that would impact the Trading and Banking Book.

The fluctuations in market factors correspond to highly probable scenarios chosen from among a set of scenarios agreed upon based on the opinions of specialists in economics and financial risk and operators. In order to estimate sensitivity, sensitivity (DV01) and the reasonably likely scenarios must be multiplied by market factor.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-176

Note 34 – Risk management, continued

Interest rate scenarios - Chile (basis points – 0.01%)

The table below presents a sensitivity analysis for changes of 0.01% in interest rates by term and type of interest rate, and its corresponding impact on profit and loss (net interest margin) and equity (valuation accounts for financial instruments at FVTOCI).

Term	Scenarios for impacts on P&L						Scenarios for impacts on FVTOCI
	Chamber CLP	Government CLP	Chamber CLF	Government CLF	Curve USD	Curve MX	Chamber CLP	Government CLP	Chamber CLF	Government CLF	Curve USD	Curve MX
1 day	(35)	52	139	140	(101)	101	(35)	52	(139)	140	101	101
3 months	(35)	52	139	140	(101)	101	(35)	52	(139)	140	101	101
6 months	(35)	52	139	140	(101)	101	(35)	52	(139)	140	101	101
9 months	(35)	57	111	116	(86)	86	(35)	57	(111)	116	86	86
1 year	(35)	62	81	89	(70)	70	(35)	62	(81)	89	70	70
2 years	(46)	52	86	56	(64)	64	(46)	52	(86)	56	64	64
3 years	(47)	48	83	60	(65)	65	(47)	48	(83)	60	65	65
4 years	(48)	43	79	64	(66)	66	(48)	43	(79)	64	66	66
5 years	(48)	39	75	68	(67)	67	(48)	39	(75)	68	67	67
7 years	(45)	43	67	68	(65)	65	(45)	43	(67)	68	65	65
10 years	(39)	50	55	68	(63)	63	(39)	50	(55)	68	63	63
20 years	(39)	50	42	48	(63)	63	(39)	50	(42)	48	63	63

Interest rate scenarios - Colombia (basis points – 0.01%)

The table below presents a sensitivity analysis for changes of 0.01% in interest rates by term and type of interest rate, and its corresponding impact on profit and loss (net interest margin) and equity (valuation accounts for financial instruments at FVTOCI).

Tenor	Scenarios for impacts on P&L			Scenarios for impacts on FVTOCI
	Government COP	Swap IBR	Curve USD	Government COP	Swap IBR	Curve USD
1 day	(18)	44	(1)	(18)	44	(1)
3 months	(13)	31	(2)	(13)	31	(2)
6 months	(8)	37	(6)	(8)	37	(6)
9 months	(3)	40	(9)	(3)	40	(9)
1 year	2	43	(12)	2	43	(12)
2 years	22	48	(19)	22	48	(19)
3 years	42	46	(22)	42	46	(22)
4 years	53	55	(24)	53	55	(24)
5 years	54	63	(26)	54	63	(26)
7 years	56	58	(26)	56	58	(26)
10 years	58	50	(27)	58	50	(27)
20 years	49	23	(29)	49	23	(29)

Tenor	Scenarios for impacts on accrual book
	Government COP	Curve USD
1 day	44	28
1 month	31	29
3 months	31	32
6 months	37	40
9 months	40	35
1 year	43	31

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-177

Note 34 – Risk management, continued

Exchange rate scenarios Chile

The table below presents a sensitivity analysis for changes in the relevant exchanges rates, and its corresponding impact on profit and loss (net income from financial operations and net foreign exchange gain/loss) and equity (valuation accounts for financial instruments at FVTOCI).

Exchange rate	Change in scenario impacting P&L	Change in scenario impacting FVTOCI	Change in scenario impacting accrual book
	%	%	%
USD - CLP	(0.0718)	(0.0718)	(0.0718)
USD - COP	(0.0717)	(0.0717)	(0.0717)

Exchange rate scenarios Colombia

The table below presents a sensitivity analysis for changes in the relevant exchanges rates, and its corresponding impact on profit and loss (net income from financial operations and exchange differences) and equity (valuation accounts for financial instruments at FVTOCI).

Exchange rate	Change in scenario impacting P&L	Change in scenario impacting FVTOCI	Change in scenario impacting accrual book
	%	%	%
USD - COP	(0.0466)	(0.0466)	(0.0466)

Impact on P&L derived from sensitivity analysis

The following table presents the impact of movements or reasonably likely scenarios explained above applied to positions in the Trading Book that affect P&L (net income from financial operations, net foreign exchange gain/losses, and net interest margin as applicable) as of December 31, 2018, 2017 and 2016:

Potential impact on P&L	As of December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$
CLP rate risk	(5,019)	(849)	(2,812)
Derivatives	(5,018)	(847)	(2,604)
Debt instruments	(1)	(2)	(208)
CLF rate risk	(5,942)	(7,839)	(8,069)
Derivatives	(5,942)	(7,839)	(8,069)
Debt instruments	—	—	—
COP rate risk	(29,182)	(14,895)	(11,622)
Derivatives	(29,094)	(9,909)	(10,439)
Debt instruments	(88)	(4,986)	(1,183)
UVR rate risk	(375)	—	(404)
Derivatives	(364)	—	—
Debt instruments	(11)	—	(404)
USD rate risk	(2,810)	(2,001)	(2,658)
Other currencies rate risk	(42)	(50)	(9)

Total rate risk	(43,370)	(25,634)	(25,574)

Exchange rate risk	150	(755)	(1,921)
Options risk	156	66	(87)

Total impact	(43,064)	(26,323)	(27,582)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-178

Note 34 – Risk management, continued

The following table presents the impact on the net interest margin of movements or reasonably likely scenarios on positions in the Accrual Book for the years ended December 31, 2018, 2017 and 2016:

Potential impact on Accrual Book	For the years ended December 31,
	2018	2017	2016
Interest rate shock sensitivity impact	(12,359)	(9,432)	(7,906)

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

Impact on Equity derived from sensitivity analysis

In line with the effects on P&L of positions accounted for at fair value and amortized cost, the changes in market factors because of reasonably possible movements in interest and exchange rates also generate impacts on equity accounts as a result of the potential change in market value of the portfolio of investments at FVTOCI/ available-for-sale instruments and the portfolios of cash flow and net foreign investment hedges, which are presented in the following table:

	For the years ended December 31,
	2018			2017			2016
	DV01 (+1 bp)	Impact of Change in Interest Rate		DV01 (+1 bp)	Impact of Change in Interest Rate		DV01 (+1 bp)	Impact of Change in Interest Rate
Potential Impact on FVTOCI	US$	MUS$	MCh$	US$	MUS$	MCh$	US$	MUS$	MCh$
CLP	(254,636)	(11.73)	(8,180)	(386,979)	(37.01)	(22,745)	(293,337)	(14.00)	(9,211)
CLF	(177,471)	(26.29)	(18,328)	(245,812)	(47.62)	(29,261)	41,167	(15.00)	(10,029)
COP	(189,242)	(5.74)	(3,988)	(225,321)	(17.50)	(10,766)	(152,241)	(8.00)	(5,588)
UVR	(29,763)	(0.55)	(380)	—	—	—	—	—	—
USD	(33,769)	(2.44)	(1,701)	(48,791)	(2.77)	(1,700)	(77,927)	(3.00)	(2,094)
Other	—	—	—	—	—	—	(159)	—	(7)

Total interest rate impact	(684,881)	(46.75)	(32,577)	(906,903)	(105)	(64,472)	(482,497)	(40)	(26,929)

	Impact due to changes in prices
	As of December 31, 2018		As of December 31, 2017
Exchange rate	ThUS$	MCh$	ThUS$	MCh$
USD	(3.77)	(2,624)	(7.93)	(4,875)
COP	(3.72)	(2,494)	(9.15)	(5,621)

Total risk exchange rate	(7.49)	(5,118)	(17.08)	(10,496)

Total impact	(7.49)	(5,118)	(122.08)	(74,968)

Hedging

The Bank uses accounting hedges to manage efficiently the accounting asymmetries present in financial risk exposure.

The use of accounting hedges is subject to the limits defined by the Board of Directors, the definitions of the Assets and Liabilities Committee (ALCO) and the Hedging Policy.

The Treasury is responsible for designing and implementing the strategies and the Financial Risk Management is responsible for measuring and monitoring the effectiveness of the hedges, generating indicators of effectiveness that are constantly monitored. (For more detail on the accounting hedging strategies, review Note 8).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-179

Note 34 – Risk management, continued

C) Operational Risk

The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the legal risk and excluding strategic risks and reputational. Operational risk is recognized as a manageable risk, for which it has defined a function in charge of this task within its corporate structure.

Operational risk management is executed, mainly, through the Operational Risk Management function. The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guidelines.

The defense lines are composed by; the business and support areas (first line of defense) responsible for managing the risks related to their processes; Operational Risk, Internal Controls, and Compliance (second line of defense) area in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities; and Internal Audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee.

The risk management program contemplates that all relevant risk issues must be reported to the higher levels and to the Operational Risk Committee.

Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following:

•

Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;

•

Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions, whether these are internally developed or outsourced to third parties;

•	Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol;

•	Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control.

Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual “more security” program for all collaborators and induction programs for new employees.

Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-180

Note 34 – Risk management, continued

D) Shareholders’ equity requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During 2018 and 2017, the Bank has complied fully with all capital requirements.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the SBIF determined that the Bank’s Regulatory Capital could not be less than 10% of its Risk-Weighted Assets. For this purpose, the Bank has applied the dispose in the Chapter 12-1 “Heritage for legal and regulatory purposes” of RAN.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back up each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, due from Banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets. Bank have 100% risk, which means that a minimum capital equivalent to 8% of the value of these assets is needed. In the case of Itaú, it uses 10%.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or “credit equivalent”). For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

According to local regulations, as of December 31, 2018 and 2017, the relation between assets and risk weighted assets is as follow:

	Consolidated assets		Risk-weighted assets
	As of December 31,		As of December 31,
	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$
Assets balance (net of allowances)
Cash and deposits in banks	987,680	964,030	—	—
Cash items in process of collection	318,658	157,017	56,963	30,679
Trading securities	86,938	415,061	27,658	64,799
Investments under resale agreements	109,467	28,524	106,916	7,277
Financial derivative contract (*)	1,315,165	1,461,326	1,040,274	1,094,481
Interbank loans	341,244	70,077	95,612	36,073
Loans and accounts receivable from customers	20,880,186	19,767,434	18,808,886	17,850,495
Available for sale investments	2,650,776	2,653,066	551,593	501,656
Held to maturity investments	198,910	202,030	198,910	202,030
Investments in companies	10,555	10,412	10,555	10,412
Intangible	1,613,807	1,605,234	435,572	435,991
Fixed assets	95,564	130,579	95,564	130,579
Current taxes	123,129	238,452	12,313	23,845
Deferred taxes	154,599	161,109	15,460	16,111
Other assets	561,435	444,692	505,495	427,567
Off-balance sheet assets
Contingent loans	2,333,398	2,199,660	1,400,038	1,319,796

Totals	31,781,511	30,508,703	23,361,809	22,151,791

(*)

Items presented at their Equivalent Credit Risk value, in accordance with the provisions of Chapter 12-1 “Equity for Legal and Regulatory Effects” of the RAN, issued by the Superintendency of Banks and Financial Institutions.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-181

Note 34 – Risk management, continued

	Amount				Ratio
	As of December 31,				As of December 31,
	2018	2017			2018	2017
	MCh$	MCh$			%	%
Basic capital	3,324,531	3,189,876	(a	)	10.46	10.46	(c	)
Effective equity	3,415,845	3,249,572	(b	)	14.62	14.67	(d	)

(a)

Basic Capital Corresponds to the net amount that must be shown in the Consolidated Financial Statements filed with the SBIF under the line item “Equity attributable to equity holders” as indicated in the Compendium of Accounting Standards.

(b)

Based on the consolidated financial statements filed with SBIF, the effective net equity of a bank is the sum of (i) a bank’s basic capital, (ii) subordinated bonds issued by a bank valued at their placement price up to 50% of its net capital base; provided that the value of the bonds shall decrease 20% for each year that lapses during the period commencing six years prior to their maturity and (iii) voluntary loan loss allowances in an amount up to 1.25% of a bank’s risk-weighted assets (if a bank has goodwill, this value would be required to be deducted from the calculation of the effective net equity). The calculation of the effective net equity does not include the capital contributions made to subsidiaries of a bank and is made on a consolidated basis rather than on an unconsolidated basis.

(c)	Consolidated basic capital ratio corresponding to basic capital divided by total assets for capital purposes (includes items outside the Consolidated Financial Statements).
(d)	Consolidated solvency ratio corresponds to the ratio of effective equity to weighted assets.

The shareholders’ agreement established an “Optimal Regulatory Capital” with respect to Itaú Corpbanca Chile and Colombia, which must be, at any date, the highest between 120% of the minimum regulatory capital ratio established by the respective legislation and the average of the regulatory capital ratio of the 3 largest private Banks in the respective country, multiplied by the consolidated risk-weighted assets (APR) of the Chilean or Colombian Bank, as applicable, on the date that is one year from the last day of the fiscal year more recent, assuming that the assets weighted by their level of risk grow during that year at a rate equal to the Minimum Growth Rate. The Bank, in consolidated terms (owners of the Bank), maintains a total equity of MCh$3,324,531 (MCh$3,189,876 in December 2017) in the Consolidated Financial Statements filed with the SBIF, according to local regulations.

As of December 31, 2018 and 2017, the Bank is in compliance with the “Optimar Regulatory Capital” requirements, as well as with all financial covenants related to regulatory capital requirements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-182

Note 35 – Maturity of assets and liabilities

The main assets Banked by maturity, including interest accrued as of December 31, 2018 and 2017, are detailed as follows:

	As of December 31, 2018
	Up to 1 month	Between 1 month to 3 months	Between 3 month to 1 year	Between 1 year to 3 years	Between 3 years to 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial instruments at fair value through profit or loss	46,266	470	19,002	22,027	4,573	4,605	96,943
Financial instruments at fair value through other comprehensive income	151,521	103,048	582,899	1,314,188	330,485	175,013	2,657,154
Loans and accounts receivable from customers at amortized cost (**)	1,595,651	2,343,263	2,115,285	2,322,459	3,464,140	9,641,692	21,482,490
Commercial loans	1,391,707	1,876,174	2,023,542	1,734,720	2,238,373	5,102,384	14,366,900
Mortgages loans	2,544	1,021	3,876	18,192	103,965	4,316,229	4,445,827
Consumer loans	201,400	466,068	87,867	569,547	1,121,802	223,079	2,669,763
Financial instruments at amortized cost	27,012	18,238	153,673	—	—	—	198,923
Investments under resale agreements	109,467	—	—	—	—	—	109,467
Financial derivative contracts	120,361	102,992	178,826	263,595	279,427	423,756	1,368,957
Interbank loans (*)	65,398	16,685	17,437	242,187	—	—	341,707

Liabilities
Investments under resale agreements	1,015,614	—	—	—	—	—	1,015,614
Deposits and other demand liabilities	3,624,335	2,311,111	2,910,851	762,998	102,155	409,661	10,121,111
Financial derivative contracts	128,367	95,019	161,214	200,052	248,765	279,389	1,112,806
Interbank borrowings	231,419	446,436	1,151,959	337,465	100,455	59,989	2,327,723
Debt instruments issued	2,449	23,261	668,648	868,994	1,125,037	3,321,735	6,010,124

(*)	Interbank loans are presented gross. The amount of allowances corresponds to MCh$463.
(**)

Loans and accounts receivable from customers at amortized cost are presented gross. Allowances by loan type are detailed as follows: Commercial MCh$484,707, Mortgage MCh$66,117 and Consumer MCh$217,296.

	As of December 31, 2017
	Up to 1 month	Between 1 month to 3 months	Between 3 month to 1 year	Between 1 year to 3 years	Between 3 years to 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Trading investments	18,941	298	170,098	189,735	9,365	26,624	415,061
Investments under agreements to resell	27,923	601	—	—	—	—	28,524
Derivative financial instruments	112,249	102,009	199,966	260,818	284,247	289,486	1,248,775
Interbank loans (*)	43,096	—	16,621	10,568	—	—	70,285
Loans and accounts receivable (**)	1,531,883	1,649,448	2,689,484	4,174,173	2,952,407	7,385,210	20,382,605
Commercial loans	1,226,214	1,494,950	2,513,004	2,410,168	1,917,111	4,155,099	13,716,546
Mortgages loans	35,428	66,596	98,292	649,867	446,737	2,855,833	4,152,753
Consumer loans	270,241	87,902	78,188	1,114,138	588,559	374,278	2,513,306
Available for sale instruments	86,201	155,376	408,093	790,503	805,892	417,413	2,663,478
Held to maturity investments	55,554	6,171	113,445	23,466	430	2,964	202,030

Liabilities
Investments under repurchase agreements	420,320	600	—	—	—	—	420,920
Deposits and other demand liabilities	2,957,278	1,858,394	3,936,827	793,684	118,388	372,262	10,036,833
Financial derivative contracts	144,639	90,445	172,606	250,792	241,810	194,862	1,095,154
Interbank borrowings	163,031	238,151	1,074,406	529,171	104,443	86,928	2,196,130
Debt instruments issued	3,064	46,514	625,287	1,209,242	812,979	3,252,952	5,950,038

(*)	Interbank loans are presented gross. The amount of allowances corresponds to MCh$208
(**)	Loans and accounts receivable are presented gross. Allowances by loan type are detailed as follows: Commercial MCh$446,914, Mortgage MCh$35,019 and Consumer MCh$136,594.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-183

Note 36 – Foreign currency position

In the Consolidated Statements of Financial Position as of December 31, 2018 and 2017, assets and liabilities are included in local and foreign currency, as well as adjustable by the variation of the exchange rate, for the amounts indicated below:

As of December 31, 2018	Note		CLP (*)	UF	USD	COP	EUR	Others currency	Readjustment	Totals
			MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5a	)	223,099	—	449,437	299,458	15,686	—	—	987,680
Cash items in process of collection	5b	)	195,640	—	119,725	226	2,861	206	—	318,658
Financial instruments at fair value through profit or loss	6		54,162	—	—	42,781	—	—	—	96,943
Financial instruments at fair value through other comprehensive income	11		835,543	680,505	78,908	1,062,198	—	—	—	2,657,154
Loans and accounts receivable at amortized cost	10		5,571,537	7,785,104	3,208,848	4,120,535	19,391	13	8,942	20,714,370
Financial instruments at amortized cost	11		—	—	122,391	76,532	—	—	—	198,923
Investments under resale agreements	7		91,510	—	—	17,957	—	—	—	109,467
Financial derivative contracts	8		972,693	66,989	226,561	102,709	5	—	—	1,368,957
Interbank loans, net	9		239,963	—	70,823	30,458	—	—	—	341,244
Intangible assets	12		1,389,518	—	1,308	180,138	—	—	—	1,570,964
Property, plant, and equipment	13		77,639	—	846	17,079	—	—	—	95,564
Current taxes	14		68,094	—	2,887	52,148	—	—	—	123,129
Deferred taxes	14		130,883	—	20,311	27,492	—	—	—	178,686
Other assets	15		200,164	7,787	164,724	121,619	7,467	36	—	501,797
Other non-current assets held for sale	16		59,802	—	—	—	—	—		59,802

TOTAL ASSETS			10,110,247	8,540,385	4,466,769	6,151,330	45,410	255	8,942	29,323,338

Deposits and other demand liabilities	16		2,058,537	4,214	444,668	1,785,581	7,418	57	—	4,300,475
Cash in process of being cleared	5b	)	133,926	—	112,284	—	796	159	—	247,165
Obligations under repurchase agreements	7		363,789	—	6,834	644,991	—	—	—	1,015,614
Time deposits and other time liabilities	16		6,513,874	609,136	1,955,631	1,042,445	25	—	—	10,121,111
Financial derivative contracts	8		773,186	83,339	178,869	76,207	1,205	—	—	1,112,806
Interbank borrowings	17		—	5,863	2,279,817	39,859	2,170	14	—	2,327,723
Debt instruments issued	18		439,805	4,475,832	649,897	444,590	—	—	—	6,010,124
Other financial liabilities	18		12,390	10	—	—	—	—	—	12,400
Current taxes	14		528	—	—	663	—	—	—	1,191
Deferred taxes	14		—	—	454	17	—	—	—	471
Provisions	19		140,925	—	—	73,978	—	—	—	214,903
Other liabilities	20		239,175	133,106	69,900	49,508	2,509	—	27,597	521,795
Liabilities directly associated with non-current assets held for sale	20									—

TOTAL LIABILITIES			10,676,135	5,311,500	5,698,354	4,157,839	14,123	230	27,597	25,885,778

Assets (liabilities) net			(565,888)	3,228,885	(1,231,585)	1,993,491	31,287	25	(18,655)	3,437,560

(*)	Includes transactions denominated in foreign currencies but that are settled in pesos.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-184

Note 36 – Foreign currency position, continued

As of December 31, 2017	Note		CLP (*)	UF	USD	COP	EUR	Others currency	Adjustable	Totals
			MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5a	)	221,037	—	377,014	354,751	10,340	888	—	964,030
Cash items in process of collection	5b	)	124,414	—	22,202	1,067	9,286	48	—	157,017
Trading investments	6		25,652	—	—	389,409	—	—	—	415,061
Investments under resale agreements	7		2,074	—	218	26,232	—	—	—	28,524
Financial derivative contracts	8		967,831	70,174	119,997	90,773	—	—	—	1,248,775
Interbank loans, net	9		33,928	—	35,287	862	—	—	—	70,077
Loans and accounts receivable from customers, net	10		5,652,307	7,693,789	2,204,036	4,207,288	—	—	6,658	19,764,078
Available for sale instruments	11		914,656	999,540	14,053	725,569	—	—	9,660	2,663,478
Held to maturity investments	11		—	—	95,652	106,378	—	—	—	202,030
Intangible assets	12		1,370,857	—	1,422	190,375	—	—	—	1,562,654
Property, plant, and equipment	13		81,438	—	1,043	48,098	—	—	—	130,579
Current taxes	14		202,093	—	—	36,359	—	—	—	238,452
Deferred taxes	14		115,800	—	24,885	—	—	—	—	140,685
Other assets	15		239,308	12,843	95,807	80,308	677	82	—	429,025
Other non-current assets held for sale	15		18,308	—	—	—	—	—	—	18,308

TOTAL ASSETS			9,969,703	8,776,346	2,991,616	6,257,469	20,303	1,018	16,318	28,032,773

Deposits and other demand liabilities	16		1,952,975	7,803	432,253	1,742,508	6,076	52	—	4,141,667
Cash in process of being cleared	5b	)	56,399	—	53,097	—	—	—	—	109,496
Obligations under repurchase agreements	7		44,264	—	—	376,656	—	—	—	420,920
Time deposits and other time liabilities	16		6,034,571	814,336	1,013,235	2,196,671	6,429	—	1	10,065,243
Financial derivative contracts	8		869,263	84,530	82,231	59,130	—	—	—	1,095,154
Interbank borrowings	17		(1,257)	21,958	1,516,717	650,987	2,269	5,456	—	2,196,130
Debt instruments issued	18		1,179,526	3,381,318	923,718	465,476	—	—	—	5,950,038
Other financial liabilities	18		16,255	—	—	811	—	—	—	17,066
Current taxes	14		624	—	—	—	—	—	—	624
Deferred taxes	14		52	—	—	26,302	—	—	—	26,354
Provisions	19		26,109	—	25,772	66,008	—	—	—	117,889
Other liabilities	20		145,599	166,866	86,648	63,675	—	—	647	463,435
Liabilities directly associated with non-current assets held for sale	20		—	—	—	—	—	—	—	—

TOTAL LIABILITIES			10,324,380	4,476,811	4,133,671	5,648,224	14,774	5,508	648	24,604,016

Assets (liabilities) net			(354,677)	4,299,535	(1,142,055)	609,245	5,529	(4,490)	15,670	3,428,757

(*)	Includes transactions denominated in foreign currencies but that are settled in pesos.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-185

Note 37 – Subsequent events

SBIF resolution

On January 7, 2019, the Bank was informed by Resolution No 101 of January 4, 2019, that the SBIF imposed a penalty fee of MCh$5,985 on the Bank, on the grounds that it had exceeded the limit of credits to the same debtors to which the Bank was obligated to comply with according to articles 84 No. 1, 85 letter a) of the General Law of Banks and Chapter 12-3 of the Updated Compilation of Standards of the SBIF. The same resolution accepted the defenses used by the Bank with respect to the other two charges that were formulated in the same sanctioning administrative proceeding.

On January 14, 2019, the Bank’s Board of Directors, together with its legal advisors, analyzed the aforementioned Resolution, its rationale and implications, as well as the possible courses of action against it, and considered all the aspects involved, both legal and not legal. The Board of Directors agreed, unanimously, to reiterate its full conviction that the Bank acted in accordance with the Law in all the loans operations that were subject to charges, including the one for which the penalty fee was issued; and decided not file a claim against the Resolution. This decision was adopted in the best interest of the Bank and its shareholders, since it was considered that initiating an appeal process would involve various costs to the Bank, even though there are solid grounds to challenge the fine. Instead, the Board of Directors agreed to favor the ordinary course of operations of the Bank, concentrating the attention and resources of Management in the development of its business, and to avoid continuing with this process and its negative implications regarding the distraction of the managerial staff, communicational impact, and loss of focus in the relationship between the Bank and the authority. In accordance with the provisions of the aforementioned Resolution, the fine has been paid in full as of the date of issuance of these Consolidated Financial Statements.

The foregoing constitutes a subsequent event that results in adjustment to the Consolidated Financial Statements as of December 31, 2018 in accordance with IAS 10 “Events after the reporting period”, for which the effects have been duly incorporated into the present Consolidated Financial Statements.

Dissolution by absorption of CorpLegal S.A.

On January 8, 2019, the Bank requested authorization from the SBIF to proceed with the dissolution of its subsidiary CorpLegal S.A., which will occur as a consequence of the acquisition that Itaú Corpbanca will make of the stock that Itaú Corredores de Bolsa Limitada holds in CorpLegal S.A., both of which are subsidiaries of the Bank, and so all of its shares are held by a single shareholder.

By letter dated February 25, 2019, the SBIF authorized the dissolution of the company.

After that, in March 2019, the Board approved the dissolution of CorpLegal.

As of the date of these Consolidated Financial Statements, the purchase has not yet taken place, therefore the entity has not yet been dissolved.

Modification of the General Banking Law

On January 12, 2019, Law 21,130, Modernizing Banking Legislation, was issued in the Official Gazette. This law introduces modifications, among other regulatory bodies, to the General Banking Law, N°21,000 that created the Commission for the Financial Market, the Organic Law of the State Bank of Chile and the Tax Code.

One of the main changes introduced by this law, is the integration of the SBIF with the Commission for the Financial Market (CMF), new capital requirements in accordance with the international standards established by Basel III, as well as new limits for credit operations.

The new Law adopts the highest international standards in terms of banking regulation and supervision, strengthening international competitiveness and contributing to financial stability of Chile.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-186

Note 37 – Subsequent Events, continued

Lawsuit of Helm LLC against Itaú Corpbanca

In December 2016 Helm LLC (“Helm”) initiated an arbitration before the ICC International Court of Arbitration (the “ICC”) against Corp Group Holding Inversiones Ltda. (“Corp Group”) and Itaú Corpbanca (collectively, “Respondents”). Helm alleged that Respondents had breached (i) the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated as of July 31, 2013, which governs Itaú Corpbanca’s subsidiary Itaú Corpbanca Colombia, and (ii) the Transaction Agreement, dated January 29, 2014, as amended and restated, which governs the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú Corpbanca of certain shares of Itaú Corpbanca Colombia from Corp Group. During the course of the proceedings, Helm demanded that Itaú Corpbanca and Corp Group effect the acquisition of its shares of Itaú Corpbanca Colombia at the price agreed with Corp Group in the Transaction Agreement, which (with interest at 9% per year running from January 29, 2014) would have totaled approximately $850 million.

On February 28, 2019, a three-member Tribunal of the ICC rejected Helm’s demand and ordered Helm to sell its shares of Itaú Corpbanca Colombia, which represent 19.44% of the equity of Itaú Corpbanca Colombia, to Respondents at approximately $299 million (which includes interest at LIBOR plus 2.7% per year running from April 1, 2016).

Itaú Corpbanca intends to purchase the shares from Helm. This price of $299 million implies a valuation multiple of 1.36 times book value of Itaú Corpbanca Colombia as of December 31, 2018, and is consistent with the valuations of Itaú Corpbanca Colombia in Itaú Corpbanca’s financial statements. The acquisition, when completed, will result in an estimated impact of 0.82% on Itaú Corpbanca’s Common Equity Tier 1 capital, on a fully loaded basis, under the Basel III standards (using exchange rates as of February 28, 2019).

In this context, on March 11, 2019 we have filed with regulators a request to be authorized to purchase those shares from Helm LLC corresponding to the 19.44% as indicated above and also from Kresge Stock Holding Company Inc (KSHC) for a 1.38% of the equity of Itaú Corpbanca Colombia, respectively, as part of the shareholders agreement in Colombia.

The Bank is currently in the process of seeking regulatory authorization to purchase those shares in Chile, Colombia and Brazil. The regulators’ approval in these three different jurisdictions is not perfunctory and accordingly, the acquisition of the non-controlling interest and corresponding obligation is to be reflected in the Consolidated Financial Statements once the approval process is completed. Consequently, as a result of these recent events, there are no effects to be recognized in these Consolidated Financial Statements.

Shareholders’ meeting

In the Annual Ordinary Shareholders’ Meeting held on March 19, 2019, Itaú Corpbanca’s shareholders agreed:

1. To renew in its entirety the bank’s board of directors. Consequently, the following persons were appointed, eleven as office-holders and two as alternates, respectively, as provided by Itaú Corpbanca’s by-laws:

Office-holders:	Andrés Bucher Cepeda
Jorge Andrés Saieh Guzmán	Gustavo Arriagada Morales
Ricardo Villela Marino	Pedro Samhan Escándar
Jorge Selume Zaror	Bernard Pasquier
Fernando Aguad Dagach	Fernando Concha Ureta
Caio Ibrahim David
Milton Maluhy Filho

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-187

Note 37 – Subsequent Events, continued

Alternates:
Diego Fresco Gutiérrez	Jessica López Saffie

It is noted herein that the office-holders, Messrs. Gustavo Arriagada Morales, Pedro Samhan Escándar, Bernard Pasquier and Fernando Concha Ureta were appointed as independent directors, as set forth in article 50 Bis. of Law No. 18,046.

2. To distribute a dividend equivalent to 30% of net income for 2018, which represents an aggregate amount equal to MCh$51,614 payable to the shareholders of the Bank entitled to receive dividends in a proportion of 0.100728627 per share.

Other subsequent events

Between January 1 and April 8, 2019, the date of issuance of these consolidated financial statements, there have been no other events after the reporting period that could affect the presentation and results of the financial statements.

/s/ Jonathan Covarrubias Hernández	/s/ Manuel Olivares Rossetti
Chief Accounting Officer	Chief Executive Officer

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2018	F-188