Form 20-F
period 2019-12-31
CORPBANCA/FI
filed 2020-04-27
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019

As filed with the Securities and Exchange Commission on April 24, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the fiscal year ended December 31, 2019

Commission file number 001-32305

ITAÚ CORPBANCA

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of principal executive offices)

Investor Relations, Telephone: +(562) 2660-2555, Facsimile: +(562) 2660-2476,

Address: Rosario Norte 660, Las Condes, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares representing common shares	ITCB	New York Stock Exchange
Common shares, no par value*		New York Stock Exchange*

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

●	trends affecting our financial condition or results of operations;
●	our dividend policy;
●	changes in the participation of our shareholders or any other factor that may result in a change of control;
●	the amount of our indebtedness;
●	natural disasters and pandemics, including the 2019 novel coronavirus pandemic (“COVID-19”);
●	cyber-attacks, terrorism and other criminal activities;
●	changes in general economic, business, regulatory, political or other conditions in the Republic of Chile, or Chile, or the Republic of Colombia, or Colombia, or changes in general economic or business conditions in Latin America or the global economy;
●	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Colombia, Chilean or Colombian companies or securities issued by Chilean companies;
●	the monetary and interest rate policies of the Central Bank of Chile (Banco Central de Chile), or the Central Bank of Colombia (Banco de la República de Colombia);
●	inflation or deflation;
●	unemployment;
●	social unrest;
●	our counterparties’ failure to meet contractual obligations;
●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;
●	unanticipated turbulence in interest rates;

●	movements in currency exchange rates;
●	movements in equity prices or other rates or prices;
●	changes in Chilean, Colombian and foreign laws and regulations;
●	changes in Chilean or Colombian tax rates or tax regimes;
●	competition, changes in competition and pricing environments;
●	concentration of financial exposure;
●	our inability to hedge certain risks economically;
●	the adequacy of our loss allowances, provisions or reserves;
●	technological changes;
●	changes in consumer spending and saving habits;
●	successful implementation of new technologies;
●	loss of market share;
●	changes in, or failure to comply with, applicable banking, insurance, securities or other regulations;
●	changes in accounting standards;
●	difficulties in successfully integrating recent and future acquisitions into our operations;
●	our ability to successfully complete the implementation of a new information technology core banking system in Colombia, as part of the integration process in Colombia;
●	consequences of the Merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016 (the “Merger”), the acquisition of the assets and liabilities of Itaú BBA Colombia S.A., Corporación Financiera (“Itaú BBA Colombia”) by us (the “Itaú Colombia Acquisition”), and the acquisition of an additional 20.8% share ownership in Itaú Corpbanca Colombia by us;
●	our ability to achieve revenue benefits and cost savings from the integration between former Corpbanca’s and former Banco Itaú Chile’s businesses and assets;
●	our ability to address and forecast economic and social trends affecting our business, and to effectively implement the appropriate strategies; and
●	the other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” in this Annual Report.

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

ITEM 3. KEY INFORMATION

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We are a Chilean bank and maintain our financial books and records in Chilean pesos and prepare our consolidated financial statements presented herewith in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As required by local regulations, our consolidated financial statements filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero) also referred to as the “CMF”, and that are the basis for dividend distributions, have been prepared in accordance with Chilean accounting principles or Chilean Banking GAAP, issued by the CMF. CMF regulations provide that for those matters not specifically regulated by this agency, our financial statements prepared under Chilean Banking GAAP should follow the accounting principles established by IFRS. Unless otherwise indicated herein, as used hereafter IFRS refers to the standards issued by the IASB. Therefore, our consolidated financial statements filed herewith differ from the financial statements prepared in accordance with Chilean Banking GAAP. We have included herein certain information in Chilean Banking GAAP with respect to the Chilean financial system and the financial performance of the Bank. These disclosures are not considered non-GAAP measures as they are required for regulatory purposes in Chile.

The selected consolidated financial information included herein as of December 31, 2018 and 2019, and for the years ended December 31, 2017, 2018 and 2019 is derived from, and presented on the same basis as, our consolidated financial statements prepared under IFRS and should be read together with such consolidated financial statements.

Our financial statement data as of and for the years ended December 31, 2015 and 2016 are not comparable to the data as of and for the years ended December 31, 2017, 2018 and 2019 because of the Merger, which was consummated on April 1, 2016. The Merger has been accounted for as a reverse acquisition, based on guidance in IFRS 3 “Business Combinations,” with Banco Itaú Chile (the legal acquiree) considered as the accounting acquirer and Corpbanca (the legal acquirer) considered as the accounting acquiree. Accordingly, the financial statements of Itaú Corpbanca for periods prior to the acquisition date of April 1, 2016 reflect the historical financial information of Banco Itaú Chile. Before the Merger, former Banco Itaú Chile (the legal acquiree) only produced financial statements pursuant to Chilean Banking GAAP, while former Corpbanca (the legal acquirer) from 2009 to 2015 issued financial statements according to Chilean Banking GAAP and according to IFRS.

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

We have adopted IFRS 16 as issued by the IASB in January 2016 with a date of transition of January 1, 2019, which resulted in changes to our accounting policies. As per the permitted transitional provisions of IFRS 16, we elected not to revise comparative figures; accordingly, some IFRS 16 disclosures presented in our consolidated financial statements and this Annual Report with respect to certain amounts and disclosures are not comparable. Please see Note 1 (t) for new accounting policies and Note 2 Accounting Changes to our consolidated financial statements included in this Annual Report for a description of the impact of the adoption of this standard.

Foreign Currency Markets

In this Annual Report, references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “Ch$” or “CLP” are to Chilean pesos, references to “UF” are to Unidades de Fomento and references to “Colombian pesos” or “COP$” are to Colombian pesos. The UF is an inflation-indexed, Chilean peso-denominated unit that is linked to and adjusted daily to reflect changes in the previous month’s Chilean Consumer Price Index (CPI) of the Chilean National Statistics Institute (Instituto Nacional de Estadísticas). As of December 31, 2019, one UF equaled US$37.81, Ch$28,309.94 and COP$123,943.75 and as of March 31, 2020, one UF equaled US$33.49, Ch$28,597.46.and COP$135,821.69. See “Item 5. Operating and Financial Review and Prospects.”

This Annual Report contains translations of certain Chilean peso amounts into U.S. dollars and Colombian pesos at specified rates solely for the convenience of the reader. These translations should not be construed as representations that such Chilean peso amounts actually represent such U.S. dollar or Colombian pesos amounts, were converted from U.S. dollars or Colombian pesos amounts at the rate indicated in preparing our consolidated financial statements or could be converted into U.S. dollars or Colombian pesos amounts at the rate indicated or any particular rate at all. Unless otherwise indicated, such U.S. dollar and Colombian pesos amounts have been translated from Chilean pesos based on our own exchange rate of Ch$748.77 and Ch$3,278.19, respectively, per US$1.00 or COP$1.00, as the case may be, as of December 31, 2019.

Specific Loan Information

Unless otherwise specified, all references in this Annual Report to total loans are to loans and financial leases before deduction for allowances for loan losses, and they do not include loans to banks or unfunded loan commitments. In addition, all market share data and financial indicators for the Chilean banking system when compared to Itaú Corpbanca’s financial information, presented in this Annual Report or incorporated by reference into this Annual Report are based on information published periodically by the CMF, which is published under Chilean Banking GAAP and prepared on a consolidated basis. Non-performing loans include the principal and accrued interest on any loan with at least one installment more than 90 days overdue. Impaired loans include those loans on which there is objective evidence that customers will not meet some of their contractual payment obligations. At the end of each reporting period the Bank evaluates the impairment of the loan portfolio. As of December 31, 2018 and 2019 this has been assessed in accordance with IFRS 9 and for prior periods in accordance with IAS 39. Past due loans include all installments and lines of credit more than 90 days overdue, provided that the aggregate principal amount of such loans is not included. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Classification of Banks and Loan Portfolios; Allowances for Loan Losses.”

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

Note, however, that in any of the following events a higher effective net equity and/or a higher basic capital may be required:

(1)	If at the moment in which the incorporation deed of a bank is granted (or at the moment in which the authorization of existence of a branch of a foreign bank is granted), at least 50% of the minimum paid-in capital and reserves, or basic capital (Capital Básico) (i.e., UF800,000 (Ch$22,648.0 million or US$30.2 million as of December 31, 2019)) has not been paid, the respective bank shall have an additional basic capital equal to 2% of its risk weighted assets, net of required allowances, above the general minimum basic capital of 4.5% plus any additional basic capital that may be applicable pursuant to number (2) below. The additional 2% requirement will be reduced to 1% once the bank’s paid basic capital reaches UF600,000 (Ch$16,986.0 million or US$22.7 million as of December 31, 2019).

(2)	On June 1, 2019, the CMF replaced the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras) or “SBIF”. As a result of such replacement (and given the flexibilization of the Basel III requirements due to the outbreak of COVID-19 in Chile), the following should occur:
a.	Within 18 months from June 1, 2019, the CMF shall issue a regulation (with the affirmative consent of the Council of the Central Bank of Chile) setting forth (i) the standard methodology for risk weighting the assets of a bank (including the credit, market and operational risk), and (ii) in the event of banks authorized to use their own methodologies, the requirements to use and implement them. Once such regulation becomes effective, a bank will be required to have an additional basic capital (Conservation Buffer) equal to 2.5% of its risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement will go into effect progressively during a 4-year term at a ratio of 0.625% per year, starting on December 1, 2021. Note that the CMF has already started publishing drafts of this regulation: (x) on September 13, 2019, the CMF published the draft of the regulation setting forth the standard methodology for operational risk weighted assets, without allowing banks to use their own methodologies for operational risk weighted assets; (y) on January 27, 2020 the CMF published a draft of the regulation setting forth the methodologies that banks must consider for credit risk weighted assets, including the use of both the standard and the internal methodologies; and (z) on January 27, 2020 the CMF published a draft of the regulation setting forth the Conservation Buffer applicable to banks in Chile. This regulation is expected to go into effect no later than December 1, 2020;
b.	Within 18 months from June 1, 2019, the CMF shall issue a regulation setting forth the conditions that may trigger the imposition by the Central Bank of Chile of an additional basic capital requirement (Counter-Cyclical Buffer) of up to 2.5% of a bank’s risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement may be imposed by the Central Bank of Chile on a general basis applicable to all banking institutions, as a contra-cyclical measure. Note that on January 27, 2020 the CMF published a draft of the regulation setting forth the Counter-Cyclical Buffer to be applicable to banks in Chile. This regulation is expected to go into effect no later than December 1, 2020;
c.	Within 18 months from June 1, 2019, the CMF shall issue a regulation (with the affirmative consent of the Council of the Central Bank of Chile), which shall set forth the criteria for considering a bank or group of banks of systemic importance. Further, with the affirmative vote of the Central Bank of Chile, the CMF may determine, through a grounded resolution, that a bank is of systemic importance. In such event, the CMF will be entitled to impose, among others, one or more of the following conditions: (y) an increase between 1% and 3.5% to the basic capital over risk weighted assets, net of required allowances, above the aforementioned 8% minimum effective net equity (Patrimonio Efectivo) requirement and (z) an increase of up to 2% to the basic capital over total assets, net of required allowances, above the aforementioned 3% minimum basic capital requirement. The conditions imposed on a bank qualified of systemic importance may be terminated in the event the Council of the CMF determines that a bank no longer has systemic importance. On August 12, 2019, the CMF published a draft of the regulation setting forth the factors and methodologies to be considered to determine whether a bank or group of banks qualifies as of systemic importance; this regulation also provides for the additional basic capital that can be imposed to a bank if it is considered of systemic importance. It is contemplated that this regulation will become effective no later than December 1, 2020 and that the first resolution qualifying the systemic importance of banks, which will provide that the increase to the basic capital of such banks will be 0%, will be issued in March 2021; and
d.	If after a review process, to the judgment of the CMF, a bank presents risks not properly protected with the equity requirements mentioned above, the CMF may impose additional equity requirements, starting in the fourth quarter of 2020. Such additional equity requirements may consist in an additional basic capital, or one or more of the instruments listed in numbers (ii), (iii), (iv) and (v) of the following paragraph. In any event, the additional equity requirements shall not exceed 4% of its risk weighted assets, net of required allowances. For these purposes, the CMF shall issue a regulation which shall set forth the criteria applicable in these cases. This regulation has not yet been issued nor made available to the public.

For these purposes, the effective net equity of a bank is the sum of (i) the bank’s basic capital, (ii) bonds issued without a maturity date, (iii) preferred stocks issued once the CMF issues a regulation authorizing their issuance. These bond and stock instruments shall be valued at their issue price, for an amount up to one third of its basic capital, (iv) subordinated bonds issued by the bank valued at their issue price for an amount of up to 50% of its basic capital (provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity), (v) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation. Note that the CMF shall issue a regulation setting forth (1) the standard methodology for risk weighting the assets of a bank, and (2) in the event of banks authorized to use their own methodologies, the requirements to use and implement them.

Once such regulations are issued, voluntary allowances shall be considered up to the following amounts (y) up to 1.25% of its credit risk weighted assets, if standard methodologies are applied, or (z) 0.625% in the event non-standard methodologies are applied, (vi) minority interests of up to 20% of the basic capital (provided that if such minority interests exceed 20%, only 20% will be taken into account), minus (vi) goodwill or premiums, paid balances and investments in companies that are not consolidated and (vii) certain deductions to be made in accordance with provisions of chapter 12-1 of the regulations of the CMF (Recopilación Actualizada de Normas) or the Regulations of the CMF. To determine the effective net equity of a bank (Patrimonio Efectivo), the Chilean Banking Act authorizes the CMF to set forth, through a general regulation, adjustments or exclusions of assets and liabilities, including risk mitigators, that impact its value. Pursuant to this authorization, on November 19, 2019, the CMF published a draft regulation containing the elements of and discounts to the regulatory capital of Chilean banks. This regulation is expected to become effective no later than December 1, 2020 and the regulatory adjustments and exclusions are expected to be applied progressively during a 5-year term, without discounts in 2021 and with progressive increases at a ratio of 25% per year during subsequent years until reaching 100% on December 1, 2025.

Rounding and Other Matters

Certain figures included in this Annual Report and in our consolidated financial statements as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 have been rounded for ease of presentation. Percentage figures included in this Annual Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Annual Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019. Certain other amounts that appear in this Annual Report may similarly not sum due to rounding.

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

In this Annual Report, all macroeconomic data related to the Chilean economy is based on information published by the Central Bank of Chile and all macroeconomic data related to the Colombian economy is based on information published by the Central Bank of Colombia or DANE. All market share and other data related to the Chilean financial system is based on information published by the CMF as well as other publicly available information and all market share and other data related to the Colombian financial system is based on information published by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) as well as other publicly available information. The CMF publishes the consolidated risk index (ratio of allowance for loans losses over total loans) of the Chilean financial system on a monthly basis. The Colombian Superintendency of Finance publishes every month the consolidated data required to calculate the risk index of the Colombian banking system (loan loss allowances and total loans).

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

As of December 31, 2019, the Bank’s U.S. dollar exchange rate was Ch$748.77 per US$1.00 and the Bank’s Colombian peso exchange rate was Ch$0.2284 per COP$1.00.

Exchange Controls Considerations

Investments made in our common shares and our American Depositary Shares, or ADSs, are subject to the following requirements:

●	any foreign investor acquiring common shares to be deposited into an ADS facility who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;
●	the entity participating in the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank of Chile;
●	all remittances of funds from Chile to the foreign investor upon the sale of common shares underlying ADSs, or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and
●	all remittances of funds made to the foreign investor must be reported to the Central Bank of Chile.

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

	For the fiscal years ended December 31,
	2015	2016	2017	2018	2019	2019 (1)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
	(in millions of Ch$ and thousands of US$, except for
	number of shares and per share data)(2)
Interest income	501,982	1,509,203	1,646,329	1,739,317	1,773,640	2,368,738
Interest expense	(278,692)	(870,028)	(863,347)	(851,654)	(873,222)	(1,166,209)
Net interest income	223,290	639,175	782,982	887,663	900,418	1,202,529
Net service fee income	71,088	150,796	177,571	186,129	174,404	232,921
Trading and investment, foreign exchange gains and other operating income	50,040	83,551	95,965	181,446	216,232	288,783
Operating income before provision for loan losses	344,418	873,522	1,056,518	1,255,238	1,291,054	1,724,233
Provisions for loan losses	(42,929)	(245,990)	(315,417)	(279,798)	(382,678)	(511,075)
Total operating income, net of provision for loan losses, interest and fees	301,489	627,532	741,101	975,440	908,376	1,213,158
Total operating expenses	(178,460)	(616,627)	(731,147)	(741,527)	(736,533)	(983,656)
Total net operating income before income taxes	123,029	10,905	9,954	233,913	171,843	229,502
Income attributable to investment in other companies	—	—	—	—	532	1
Income before income taxes	123,029	10,905	9,954	233,913	172,375	229,503
Income taxes	(17,263)	3,568	52,871	(67,059)	(47,853)	(63,909)
Income from continuing operations	105,766	14,473	62,825	166,854	124,522	165,594
Income from discontinued operations	—	(504)	—	—	—	—
Net income for the year	105,766	13,969	62,825	166,854	124,522	165,594

	For the fiscal years ended December 31,
	2015	2016	2017	2018	2019	2019(1)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
	(in millions of Ch$ and thousands of US$, except for number of shares and per share data)(2)
Equity holders of the Bank	105,757	14,407	67,821	171,331	113,684	151,828
Non-controlling interest	9	(438)	(4,996)	(4,477)	10,838	14,474
Net income per common share(3)	0.919	0.035	0.132	0.334	0.248	0.000
Dividend per common share(4)	18,448	36,387	0.00121	0.045	0.10	0.000
Gross dividends per ADS(4)	n.a.	n.a.	1.80814	67.267	151.10	0.202
Shares of common stock outstanding	115,039,690,651	512,406,760,091	512,406,760,091	512,406,760,091	512,406,760,091

(1)	Amounts stated in U.S. dollars as of December 31, 2019 and for the year ended December 31, 2019 have been translated from Chilean pesos at our exchange rate of Ch$748.77 per US$1.00 as of December 31, 2019.
(2)	Amounts stated in millions of Chilean pesos and thousands of U.S. dollars except for net income per share, dividends per common share and dividend per ADS expressed in Chilean pesos and in U.S. dollars.
(3)	Net income per common share has been calculated on the basis of net income attributable to the equity holders of the Bank divided by the weighted average number of shares outstanding for the period. For further information on basic earnings and diluted earnings please see Notes 1(ee) and 24(d) to our consolidated financial statements.
(4)	Represents dividends or net dividends paid to common shareholders or to ADS holders in respect of net income earned in the prior fiscal year.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2015	2016	2017	2018	2019	2019(1)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
	(in millions of Ch$ and thousands of US$)
Cash and deposits in banks	477,809	1,487,137	964,030	987,680	1,009,681	1,348,453
Cash in the process of collection	62,095	145,769	157,017	318,658	231,305	308,913
Financial instruments at fair value through profit or loss	—	—	—	96,943	183,702	245,338
Financial instruments at fair value through other comprehensive income	—	—	—	2,657,154	3,598,890	4,806,403
Interbank loans at amortized cost	—	—	—	341,244	56,396	75,318
Loans and accounts receivable from customers at amortized cost	—	—	—	20,714,370	22,254,697	29,721,673
Financial instruments at amortized cost	—	—		198,923	115,658	154,464
Trading portfolio financial assets	17,765	632,557	415,061	—	—	—
Investments under agreements to resell	10,293	170,242	28,524	109,467	75,975	101,466
Derivative financial instruments	227,984	1,102,769	1,248,775	1,368,957	3,154,957	4,213,520
Investment in associates and other companies	—	—	—	—	9,605	12,828
Loans and receivables from banks, net	99,398	150,568	70,077	—	—	—
Loans and receivables from customers, net	6,705,492	20,444,648	19,764,078	—	—	—
Financial investments available-for-sale	514,985	2,074,077	2,663,478	—	—	—
Held to maturity investments	—	226,433	202,030	—	—	—
Intangible assets	51,809	1,614,475	1,562,654	1,570,964	1,574,433	2,102,692
Property, plant equipment, net	33,970	121,043	130,579	95,564	95,080	126,982
Right of use asset under lease agreements	—	—	—	—	167,441	223,621
Current income taxes	8,275	164,296	238,452	123,129	85,516	114,209
Deferred income taxes	13,930	110,765	140,685	178,686	208,657	278,666
Other assets	135,742	427,394	429,025	501,797	770,861	1,029,503
Non-current assets held for sale	1,785	37,164	18,308	59,802	17,202	22,974
TOTAL ASSETS	8,361,332	28,909,337	28,032,773	29,323,338	33,610,056	44,887,023
Checking accounts and demand deposits	981,349	4,453,191	4,141,667	4,300,475	4,873,448	6,508,605
Transaction in the course of payment	26,377	67,413	109,496	247,165	164,573	219,791
Obligations under repurchase agreements	43,727	373,879	420,920	1,015,614	559,457	747,168
Time deposits and saving accounts	3,952,573	11,581,710	10,065,243	10,121,111	11,620,187	15,519,034
Derivative financial instruments	253,183	907,334	1,095,154	1,112,806	2,938,034	3,923,814
Borrowings from financial institutions	658,600	2,179,870	2,196,130	2,327,723	2,646,756	3,534,805
Debt issued	1,504,335	5,460,253	5,950,038	6,010,124	6,408,356	8,558,511
Other financial obligations	20,733	25,563	17,066	12,400	12,966	17,316
Lease contracts liabilities	—	—	—	—	172,924	230,944
Current income tax provision	543	1,886	624	1,191	13	17
Deferred income taxes	67	57,636	26,354	471	263	351
Provisions	75,924	100,048	117,889	214,903	177,827	237,492
Other liabilities	52,480	269,810	463,435	521,795	708,914	946,772
Liabilities directly associated with non-current assets held for sale	—	7,032	—	—	—	—
TOTAL LIABILITIES	7,569,891	25,485,625	24,604,016	25,885,778	30,283,718	40,444,620
Equity attributable to equity holders of the Bank	791,382	3,184,743	3,211,477	3,219,478	3,231,893	4,316,269
Non-controlling interest	59	238,969	217,280	218,082	94,445	126,134
TOTAL EQUITY	791,441	3,423,712	3,428,757	3,437,560	3,326,338	4,442,403
TOTAL LIABILITIES AND EQUITY	8,361,332	28,909,337	28,032,773	29,323,338	33,610,056	44,887,023

(1)	Amounts stated in U.S. dollars as of December 31, 2019 and for the year ended December 31, 2019 have been translated from Chilean pesos at our exchange rate of Ch$748.77 per US$1.00 as of December 31, 2019.

CONSOLIDATED RATIOS

	As of and for the Year Ended
	December 31,
	2015	2016	2017	2018	2019
Profitability and Performance
Net interest margin(1)	3.0%	3.0%	3.2%	3.5%	3.4%
Return on average total assets(2)	1.3%	0.1%	0.2%	0.6%	0.4%
Return on average equity(3)	13.9%	0.5%	1.8%	4.8%	3.5%
Efficiency ratio (consolidated)(4)	49.6%	68.0%	67.3%	67.7%	56.9%
Dividend payout ratio(5)	31.0%	50.0%	30.0%	40.0%	30.0%
Capital
Average equity as a percentage of average total assets	9.4%	11.3%	11.9%	11.9%	11.3%
Shareholders’ equity as a percentage of total liabilities	10.5%	12.5%	13.1%	12.4%	10.7%
Asset Quality
Allowances for loan losses as a percentage of non-performing loans(6)(7)	104.9%	158.6%	133.9%	169.6%	134.6%
Non-performing loans as a percentage of total loans(6)	1.3%	1.7%	2.3%	2.1%	2.8%
Allowances for loan losses as a percentage of total loans (Risk Index)(7)	1.4%	2.7%	3.0%	3.6%	3.8%
Past due loans as a percentage of total loans(8)	0.8%	0.5%	0.6%	0.8%	1.4%
Other Data
Inflation rate	4.4%	2.7%	2.3%	2.6%	3.0%
Revaluation (devaluation) rate (Ch$/US$) (foreign exchange rate)	17.3%	(5.7)%	(8.3)%	13.1%	7.8%
Number of employees	2,549	9,659	9,492	9,179	8,987
Number of branches and offices	97	398	375	363	321

(1)	Net interest margin is defined as net interest income divided by average interest-earning assets.
(2)	Return on average total assets is defined as net income divided by average total assets.
(3)	Return on average equity is defined as net income divided by average shareholders’ equity.
(4)	Efficiency ratio (consolidated) is defined as total operating expenses as a percentage of operating income consisting of aggregate of net interest income, net service fee income, net gains from make-to-market and trading exchange differences (net) and other operating income (net).
(5)	Dividend payout ratio represents dividends divided by net income paid in each period.
(6)	Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue. Total loans in 2018 and 2019 corresponds to loans at amortized cost. Our loan portfolio classified as stage 3, under IFRS 9, was Ch$1,237,205 million as of December 31, 2019, with an ECL coverage of 34.9%.
(7)	Allowance for loan losses as of December 31, 2018 and 2019 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39.
(8)	Past due loans include all installments and lines of credit more than 90 days overdue and does not include the aggregate principal amount of such loans.

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

In 2019, our aggregate gross loan portfolio increased by 7.7% due to positive factors in the business environment, particularly better economic conditions in the countries where we operate. Our loan portfolio performed well throughout 2019, for both wholesale and retail. Particularly, consumer loans have shown a consistent improved performance since the second quarter of 2017. This trend is a key indicator that we are making progress towards balancing our loan portfolio. Our business strategy is to grow profitably while increasing our loan portfolio size.

Through the further expansion of our loan portfolio in retail segments, we are seeking to decrease our corporate segment concentration and, as a result, balance our loan portfolio and strengthen our retail operation (particularly in the consumer segment), which may expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

As of December 31, 2019, commercial loans represented 66.8% of our total loan portfolio, stable when compared to the same period in 2018. As of December 31, 2019, mortgage loans represented 21.1% of our total loan portfolio compared to 20.7% as of December 31, 2018 and consumer loans represented 12.1% of our total loan portfolio compared to 12.4% as of December 31, 2018.

Although the consumer loans portfolio represents the single highest level of risk in our loan portfolio, the most material loan losses experienced since 2016 came from our largest wholesale clients. As of December 31, 2019, the risk index (ratio of allowance for loans losses over total loans) of the consumer segment was 9.2% while other business units of our loan portfolio, such as mortgage loans and commercial loans, had lower risk indexes of 1.6% and 3.5% respectively.

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

As of December 31, 2019, our allowance for loan losses was Ch$880,117 million (excluding allowances for loan losses on loans and receivable to banks) and the risk index (or allowances for loan losses to total loans) was 3.8%. The amount of allowance for loan losses is based on our current assessment and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among others, our customers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chilean and Colombian economies, government macroeconomic policies, interest rates and the legal and regulatory environment. Many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses require recalibration, which may lead to increased provision for loan losses. If our assessment of, and expectations concerning, the above mentioned factors differ from actual developments, if the quality of our loan portfolio deteriorates or if the future actual losses exceed our estimates, our provisions may not be adequate to cover actual losses and we may need to make additional reserves, which may materially and adversely affect our results of operations and financial condition.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

As of December 31, 2019, our non-performing loans were Ch$653,664 million, which resulted in a non-performing to total loans ratio of 2.8% as of December 31, 2019. Further, our loan portfolio classified as stage 3, under IFRS 9, was Ch$1,237,205 million with an expected credit loss (“ECL”) coverage of 34.9% as of December 31, 2019. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting the Chilean or Colombian economies. If such deterioration were to occur, it could materially and adversely affect our financial conditions and results of operations.

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

In addition, we may face difficulties in perfecting our liens and enforcing our rights as a secured creditor. In particular, timing delays and procedural problems in enforcing against collateral and local protectionism in the markets in which we operate may make foreclosures on collateral and enforcement of judgments difficult and may result in losses that could materially and adversely affect our results of operations and financial condition.

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

See “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information” in this Annual Report for additional information regarding events in which a higher effective net equity and/or a higher basic capital may be required and detail on certain regulations that are expected to be issued by the CMF during 2020, which may impose additional capital and reserve requirements.

Due to the Merger and considering that the market participation of the merged bank was higher than 15% and below 20%, the CMF considered the Bank to have a material market share and therefore imposed a larger regulatory minimum capital of 10% on the Bank instead of the previous 8%. For the purposes of maintaining a high solvency classification from the CMF and continued compliance with the CMF's capital requirements on us, our intention is to have the highest classification from the CMF. As of December 31, 2019, our regulatory capital to risk weighted assets ratio was 13.1% according to the rules issued by the CMF, under the Basel I capital requirements standards in Chile. See "Item 4-Information on the Company-B. Business Overview- Capital Adequacy Requirements" for more information on capital adequacy requirements in Chile.

Additionally, Colombian financial institutions are subject to capital adequacy requirements that are based on applicable Basel Committee standards. Current regulations establish four categories of assets, which are each assigned different risk weights, and require that a credit institution’s solvency ratio (as defined below) be at least 9% of that institution’s total risk-weighted assets, and that its basic solvency ratio be at least 4.5% of that institution’s total risk-weighted assets. Technical Capital for the purposes of the Colombian regulations consists of the sum of tier one capital (ordinary basic capital), additional tier one capital (additional basic capital) and tier two capital (additional capital). As of December 31, 2019, the consolidated ratio for our Colombian operations (calculated according to the Colombian Superintendency of Finance definitions for “Total Solvency” (Solvencia Total)) was 14.9%. See “Item 4. Information on the Company—B. Business Overview— Capital Adequacy Requirements” for more information on capital adequacy requirements in Colombia.

Furthermore, the Colombian government recently issued Decree No. 1477 of 2018 and Decree No. 1421 of 2019, which provide for complementary ratio mechanisms such as (i) an additional primary solvency ratio (Relación de Solvencia Básica Adicional), (ii) a leverage ratio (Relación de Apalancamiento) and (iii) buffers (Colchones). These new complementary ratio mechanisms are in process of implementation in Colombia to adopt the recommendations set forth by Basel III. However, financial institutions shall comply with Decree No. 1477 of 2018 no later than February 6, 2020 and with Decree No. 1421 of 2019 no later than January 1, 2021, except with respect to the matters regarding the additional primary solvency ratio and the buffers, which will have a gradual implementation for a four year term, starting after January 1, 2021. See “Item 4. Information on the Company—Colombian Banking Regulation and Supervision – Capital Adequacy Requirements Amendment.”

Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

●	the increase of risk-weighted assets as a result of the expansion of our business;
●	the failure to increase our capital correspondingly;
●	losses resulting from a deterioration in our asset quality;
●	declines in the value of our financial instruments at fair value through other comprehensive income;
●	goodwill and minority interest;
●	changes in accounting rules;

●	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in the countries we operate; and
●	fluctuations in exchange rates that could impact our loan portfolio, valuation adjustments due to the translation effects in equity or hedging strategies.

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

In 2015, the CMF and the Central Bank published new liquidity standards and ratios to be implemented and calculated by all banks. The first stage of these new liquidity requirements, which is currently being implemented, is intended to improve the information—in quantity and quality—about the actual situation of banks without imposing specific limits, except liquidity mismatches for 30-day and 90-day periods, for which thresholds with respect to banks’ capital, are already in place. As of December 31, 2019, the liquidity coverage ratio (LCR) for our Chilean operations was 120.4%. Since we have no certainty regarding the limits to be imposed by the regulator to the banking industry and Itaú Corpbanca in particular, we cannot assure you that new liquidity requirements will not have a material impact on our financial condition or results of operations in the future. See “Item 4—Information on the Company—B. Business Overview— Reserve Requirements” for more information on liquidity requirements in Chile.

Liquidity adequacy requirements for Colombian financial institutions (as set forth in Resolución Externa No. 5 de 2008, as amended, issued by the board of directors of the Central Bank of Colombia) include 11% on demand and savings deposits, with the exception of time certificates of deposit under 18 months, in which case the percentage is 4.5% or 0% when they exceed that term. As of December 31, 2019, the LCR for our Colombian operations (calculated according to the Colombian Superintendency of Finance) was 428.4% (124.3% under our internal models based on Basel III standards). Although we have historically complied with our required liquidity ratios, there can be no assurance that we will continue to do so in the future. See “Item 4—Information on the Company—B. Business Overview— Reserve Requirements” for more information on liquidity requirements in Colombia.

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

Further, the COVID-19 pandemic added a new source of uncertainty to global economic activity. The number of cases has accelerated significantly in early 2020, and authorities around the world have taken measures to try to contain the spread of the disease, since the virus has spread globally. Restrictions will likely remain in place, suppressing activity if the contagion does not subside. The materialization of these risks has affected global growth and may decrease the investors’ interest in assets in Chile, Colombia and other countries in which we do business, which has already impacted the market price of our securities and may continued to do so, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

Our results of operations are affected by interest rate volatility and inflation rate volatility.

Our results of operations depend to a great extent on our net interest income. In 2017, 2018 and 2019, our ratio of net interest income to total operating income before provision for loan losses was 74.1%, 70.7% and 69.8%, respectively. Changes in market interest rates in Chile or Colombia could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest income. Interest rates are highly sensitive to many factors beyond our control, including the monetary policies of the Central Bank of Chile and the Central Bank of Colombia, changes in regulation of the financial sector in Chile and Colombia, domestic and international economic and political conditions and other factors. Yields on the Chilean government’s 90 day benchmark rate reached a high of 3.2% and a low of 2.5% in 2017, a high of 2.9% and a low of 2.5% in 2018 and a high of 3.0% and a low of 1.8% in 2019. On the other hand, the Colombian government does not issue short-term bonds of 30, 60 or 90 days as the Chilean government does. Instead, every month the board of directors of the Central Bank of Colombia determines the benchmark rate in order to achieve a specific goal of inflation. Yields on the Colombian benchmark rate reached a high of 7.5% and a low of 4.8% for 2017, a high of 4.8% and a low of 4.3% in 2018 and was flat at 4.3% in 2019. As of December 31, 2017, we had Ch$2,663 million in financial investments available-for-sale and as of December 31, 2018 and 2019, we had Ch$2,657 million and Ch$3,599 million, respectively, in financial instruments at fair value through other comprehensive income. In the current global economic climate, there is a greater degree of uncertainty and unpredictability in the policy decisions and the setting of interest rates by the Central Bank of Chile and the Central Bank of Colombia and, as a result, any volatility in interest rates could adversely affect us, including our future financial performance and the market value of our securities. In addition, inflation rate volatility could adversely affect our net interest income due to fluctuations in the gap between assets and liabilities that are indexed to the UF.

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

In addition to granting loans, part of our financial portfolio consists of trading transactions by our treasury division. Our financial success depends on, among other factors, our ability to accurately balance the risks we take and the returns we gain from our transactions. We use various processes to identify, analyze, manage and control our risk exposure, both in favorable and adverse market conditions. However, these processes involve subjective and complex judgments and assumptions, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans. Because of the nature of these risks, we cannot guarantee that our risk management efforts will prevent us from experiencing material losses. In particular, we may experience losses that could have a material adverse effect on our business, financial condition and results of operations if, among other factors:

●	we are not capable of identifying all of the risks that may affect our portfolio;
●	our risk analysis or our measures taken in response to such risks are inadequate or inaccurate;
●	the markets move in an unexpected and adverse way with respect to speed, direction, strength or other aspects and our ability to manage risks in such a scenario is restricted;
●	our clients are affected by unforeseen events resulting in their default or losses in an amount higher than those considered in our risk analyses; or
●	collateral pledged in our favor is insufficient to cover our clients’ obligations to us if they default.

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

Time deposits and other term deposits are our primary sources of funding, which represented 38.4% of our liabilities as of December 31, 2019. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our business, results of operations and financial condition may be materially and adversely affected.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

Economic policies and any future changes in the value of the Chilean peso or the Colombian peso against the U.S. dollar could affect the dollar value of our securities, since the equity value of Itaú Corpbanca is hedged against our base currency Chilean peso. The Chilean peso and the Colombian peso have been subject to significant fluctuations in their value against the U.S. dollar in the past and could be subject to similar fluctuations in the future. As of December 31, 2017, the Chilean peso appreciated against the U.S. dollar by 8.3% and the Colombian peso appreciated against the U.S. dollar by 0.5%, each as compared to December 31, 2016. As of December 31, 2018, the Chilean peso depreciated against the U.S. dollar by 13.1% and the Colombian peso depreciated against the U.S. dollar by 8.8%, each as compared to December 31, 2017. As of December 31, 2019, the Chilean peso depreciated against the U.S. dollar by 7.8% and the Colombian peso depreciated against the U.S. dollar by 0.9%, each as compared to December 31, 2018.

Our results of operations may be affected by fluctuations in exchange rates between and among the Chilean peso, the Colombian peso and the U.S. dollar despite our internal policy and Chilean and Colombian regulations relating to the general avoidance of material exchange rate gaps. As of December 31, 2017, 2018 and 2019, the gap between foreign currency denominated assets and foreign currency denominated liabilities, excluding derivatives, was Ch$(571,951) million, Ch$720,224 million and Ch$974,361, respectively.

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

Further, as a result of the COVID-19 pandemic, we have rapidly increased the number of employees working remotely. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

Chile’s continuous political, legal and economic uncertainty arising from social unrest could adversely impact our business

In October 2019, a series of extreme disruptive protests over economic inequality in Chile were initially sparked by the announcement of a 4% subway fare increase in Santiago. Some groups of protestors have vandalized public and private assets in Santiago and other major cities. The protests and associated violence have caused commercial disruption throughout the country, especially in Santiago and other large cities, such as Valparaiso, Concepcion, Antofagasta and La Serena. In response to these events, the government announced a social agenda intended to increase basic pensions, expand social health coverage, and reduce and stabilize tariffs for some public services (such as public transportation and electricity) distributed to regulated clients.

To fund these initiatives, the government and the opposition reached an agreement regarding a new tax reform. The main points of the new agreement are: (i) a new marginal rate for top personal tax bracket is 40%, up from 35%, (ii) a higher property tax for high value properties, (iii) limitations on the use of retained losses as a means of reducing taxes, (iv) a special tax regime for SMEs (sales below approximately US$3 million/year) to avoid owner-operated SMEs from paying a higher tax bill than the income tax rate paid by workers with similar income levels, (v) new tax rules for investment vehicles, and (vi) a long-term plan to review tax exemptions for several economic sectors.

Further, important political and social actors claim that the social unrest reflects the desire of a new social contract. Chile’s current constitution dates to August 11, 1980 and has been subject to several amendments. The most relevant amendment was published in the Chilean Official Gazette on September 22, 2005. On November 15, 2019, the majority of the local political parties agreed on a new constitutional process, to be initiated by a referendum. As a result of this political agreement, Law No. 21,200 and Law No. 21,221 were enacted. See “Item 4—Information on the Company—B. Business Overview— Recent Regulatory Developments in Chile— Referendum to Amend the Chilean Constitution.”

As a consequence of the social unrest and the political agreement to vote on a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. The peso has depreciated 20.4% since October 18, 2019, when the more serious events started, to a record high level of Ch$866.07 on March 13, 2020, prompting the Central Bank to inject liquidity into the economy in U.S. dollars. The share prices and bond spreads of local banks, including ours, suffered significant declines in the market as social protests continued in the country. In addition, many banks and other financial institutions experienced physical damages at their branches and ATMs a result of violence and vandalism associated with the protests. Although most of our damages are insured, 72 of the Bank’s branches and some of our ATM machines suffered varying levels of damage during this period due to vandalism and pillaging, with five of such branches being destroyed.

From a business perspective, we saw an increase in the fourth quarter of 2019 of early non-performance levels among SMEs and consumer loans due to reduced working hours, and as a result reduced revenues and wages, in the economy as a whole. While we initially believed that this increase would be temporary, after the COVID-19 outbreak first reported in Wuhan, Hubei Province, China, and which then spread rapidly to other parts of China, as well as other countries, including Chile and the United States, growing into a global pandemic as declared by the World Health Organization, we expect to see an increase in unemployment not only limited to the first half of 2020 but for the year amid an economic recession and as a result, further increases in non-performance levels during 2020. Accordingly, we are expecting an increase in impairment charges and in our risk expenses in 2020. Profits of banks operating in Chile are expected to decrease in 2020 as compared to 2019. Furthermore, we have cut our GDP forecast for Chile to -1.9% for 2020 and the budget deficit estimate has been increased to over 7% of Chilean GDP in 2020.

COVID-19 has had a significative impact on market volatility, which could have a material adverse effect on our profitability and prospects. For example, an increase in the unemployment rate beyond what we are expecting, or for a longer period than we are expecting, could diminish demand for loans and decrease our customers’ ability to repay their loans, increasing the risk of loan losses. There is also uncertainty regarding the details of the process of the referendum on whether or not to replace the current constitution, which has been postponed. If social unrest in Chile continues or worsens, particularly in light of COVID-19, it could have a negative impact on economic growth and the business environment in Chile overall, which could in turn have an adverse effect on our business and prospects.

A worsening of labor relations in Chile or Colombia could impact our business.

As of December 31, 2019, on a consolidated basis we had 5,616 employees in Chile (not including 31 at our New York Branch), of which 64.2% were unionized, and 3,279 employees in Colombia, of which 34.5% were unionized. We are parties to collective bargaining agreements with unions representing our employees in Chile and Colombia. Itaú Corpbanca’s current labor agreements with five unions in Chile were subscribed in December 2017 and between January and February 2020 and expire on December 4, 2020, December 31, 2022 and March 15, 2023, respectively. Itaú Corpbanca Colombia’s current labor agreement with 23 unions in Colombia was subscribed on September 1, 2019 and expired on August 31, 2021. We generally apply the relevant terms of our collective bargaining agreement to unionized and non-unionized employees in each of the markets in which we operate. We have traditionally enjoyed good relations with our employees and their unions. However, we may not be able to renew our collective bargaining agreements on satisfactory terms or at all. This could result in strikes or work stoppages, which could result in substantial losses. The terms of existing or renewed agreements could also significantly increase our costs or negatively affect us. Also, a strengthening of cross-industry labor movements may result in increased employee or labor costs that could materially and adversely affect our business, financial condition or results of operations.

Law 20,940, which became effective on April 1, 2017, introduces significant amendments to the Chilean labor system. The principal amendments enacted by Law 20,940 to the existing labor framework in Chile include, among others:

●	Collective bargaining coverage was expanded to certain employees who were prevented from exercising this right, such as apprentices, temporary workers and others. Before the amendments to the labor law, employees who could hire and dismiss employees, were not able to bargain collectible as part of the employees. After the amendments to the labor law, only employees with legal capacity to represent the employer are not able to bargain collectible, unless they do so representing the employer.
●	Collective bargaining agreements currently in effect will constitute a floor for the negotiation of new conditions of employment. The financial situation of the company or business as of the date of discussions for a new agreement would not have any bearing on collective bargaining negotiations.
●	The employer’s right to replace those workers participating in a strike with current or new employees while the strike is taking place will be curtailed and replaced with an obligation from unions to provide the personnel required to comply with “minimum services” through “emergency teams.”
●	Unions may annually request from large companies information regarding the remunerations and duties associated with each category of employees.
●	After the amendments to the labor law, unions will have to agree in the extension of benefits to those employees who are not currently unionized.
●	In case of unions that include employees from several companies of the same industry (Sindicato Interempresa) the companies will be forced to bargain with them and not only with their own employees.

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

There is currently a new labor reform being discussed in Congress, which, among other items, would shorten the work week from 45 hours to 40 hours, excluding lunch breaks. There is also discussion to increase minimum wage currently set at Ch$301,000/month (US$352.5/month). The weekly working hours agreed under the collective bargaining agreements we have with our employees are 45 hours (excluding lunch breaks) and our minimum wage is set above the legal minimum. Despite this, we cannot assure you at this time that the new labor reform will not have material impact on our expenses.

These and any additional legislative or regulatory actions in Chile, Colombia, Panama, the United States or other countries, and any required changes to our business operations resulting from such labor legislation and regulations, could result in reduced capital availability, significant loss of revenue, limit our ability to continue organic growth (including increased lending), pursue business opportunities in which we might otherwise consider engaging and provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional costs on us or otherwise adversely affect our businesses. Accordingly, we cannot provide assurance that any such new legislation or regulations would not have an adverse effect on our business, results of operations or financial condition in the future.

According to Decisión 2229-2014, issued by the State of Council of Colombia, temporary employees (known as those employees from staffing companies who render temporary services for user companies) can be unionized and enjoy benefits from collective bargaining agreements entered into between user companies and unions. In addition, Article 471 of the Colombian Labor Code provides that when a collective bargaining agreement is part of the union whose unionized employees exceed one third of the total employees of a company, the benefits and rules of such collective bargaining agreement will be extended to all employees of such company, regardless of unionization status. The new ability of temporary employees to unionize as well as the effects of Article 471 of the Colombian Labor Code could impact our business given that it will increase the costs of the benefits granted through collective bargaining agreements.

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

Third party vendors provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction. In addition, any problems caused by these third parties or affiliated companies, including as a result of them not providing us their services for any reason, or performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise conduct our business, which could lead to reputational damage and regulatory investigations and intervention. Replacing these third party vendors could also entail significant delays and expense, which could negatively impact our business.

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

We are subject to regulation in the markets in which we operate, including by the CMF and by the Central Bank of Chile in Chile, and by the Central Bank of Colombia (Banco de la República), the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público), the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), the Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), or SIC, and the Self-Regulatory Organization (Autorregulador del Mercado de Valores-AMV, or the SRO) in Colombia.

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

On February 23, 2017, Law No. 21,000, was published. This new law modified, among other matters, the corporate governance and operation of the Chilean regulator for securities, insurance, banking and established the CMF as a unique regulator with respect to these areas. For more information, see “Item 4. Information on the Company—B. Business Overview—Changes in the Governance of Our Regulators.” These changes in our regulators’ laws may result in further changes in banking regulations or other consequences that could have a material adverse effect on our financial condition or results of operations.

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

Colombia has also experienced recent changes in applicable laws, regulations and policies, such as those regarding financial inclusion and consumer protection. In order to promote financial inclusion, the Colombian Congress passed Law No. 1735 of 2014, which created a new type of financial entity called Specialized Electronic Deposit and Payment Institutions (Sociedades Especializadas en Depósitos y Pagos Electrónicos, or SEDPEs). Previously, the only activities these entities were authorized to perform were remote cash-in and cash-out deposit operations, the allocation of customers’ funds in electronic deposit accounts and the offering of transactional services such as remittances, transfers and payments. However, SEDPES have recently been authorized to use correspondent networks and open accounts remotely, and SEDPE customers are authorized to have more than one account per SEDPE, which may further encourage the utilization of SEDPEs in the Colombian financial market. Additionally, along with the global trend to increase the use of technology for different financial services, new regulations may be issued by the Colombian government in order to facilitate the incorporation of these entities into the financial system. Such changes and trends may increase competition in the Colombian financial market and may impair our ability to expand or retain our customer base. On July 31, 2018, the Colombian Ministry of Finance and Public Credit issued Decree No. 1357, which permitted the creation of companies with the purpose of managing electronic systems destined for crowdfunding. The creation of these companies may have an impact on our business, given that they offer an alternative to finance projects that is different from traditional loans.

Pursuant to the objective of the Colombian government in adopting the recommendations set forth by Basel III, the Colombian Ministry of Finance and Public Credit issued Decree No. 1477 of 2018 and Decree No. 1421 of 2019, which provide for complementary ratio mechanisms such as (i) an additional primary solvency ratio (Relación de Solvencia Básica Adicional), (ii) a leverage ratio (Relación de Apalancamiento), and (iii) buffers (Colchones). Financial institutions shall comply with Decree No. 1477 of 2018, no later than February 6, 2020 and with Decree 1421 of 2019 no later than January 1, 2021, except on the matters regarding the additional primary solvency ratio and the buffers, which will have a gradual implementation for a four year term, starting after January 1, 2021. See “Item 4. Colombian Banking Regulation and Supervision – Capital Adequacy Requirements Amendment.”

We also have limited operations outside of Chile and Colombia, including Peru and the United States. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations or their applicability or interpretation, may have an adverse effect on our operations and financial condition.

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

Pursuant to letter No. 16,191, the CMF fined the Bank for an alleged infringement to the individual lending limits provided by Article 84 No. 1, in relation to Article 85 of the Chilean General Banking Act. The total amount was Ch$21,765 million. In an extraordinary meeting on January 4, 2016, the Bank’s board of directors agreed: to communicate the letter as a material event, expressing disagreement with the alleged infringement and to instruct management to exercise each and every legal action in order to obtain the annulment of the fines.

On January 8, 2016, the Bank paid the full amount of the fines as a mandatory condition precedent to exercise its appeal rights. On January 18, 2016, the Bank brought an action before the Santiago Court of Appeals seeking the annulment of the fines. Pursuant to a final ruling by the Court of Appeals of Santiago dated August 31, 2016, the fines imposed by the former SBIF pursuant to letter No.16,191 were declared illegal. In accordance with Article 22 of the General Law on Banks, the favorable ruling obtained by Itaú Corpbanca is not subject to appeal.

On September 6, 2016, the former SBIF filed a complaint (Recurso de Queja) against the judges of the Court of Appeals of Santiago before the Supreme Court, which was dismissed by the Supreme Court on May 9, 2017.

On October 19, 2017, the former SBIF filed a complaint against Itaú Corpbanca regarding the same alleged violations, giving rise to a new administrative procedure. On November 14, 2017, Itaú Corpbanca filed a special constitutional rights action (Acción de Protección) before the Santiago Court of Appeals that was declared inadmissible. This ruling was confirmed by the Supreme Court. On November 22, 2017, Itaú Corpbanca filed a defense arguing that it acted in full compliance with applicable law. Pursuant to resolution No. 101, dated January 4, 2019, the former SBIF partially accepted the defenses of Itaú Corpbanca, imposing a fine for one of the three charges originally formulated. The total amount of the fine imposed was Ch$5,985,328,978. In an extraordinary meeting on January 14, 2019, Itaú Corpbanca’s board of directors analyzed the grounds and consequences of resolution No. 101, including potential courses of action, and reaffirmed the conviction that Itaú Corpbanca has acted in compliance with applicable law. Notwithstanding the foregoing, Itaú Corpbanca decided not to file any appeals against the former SBIF’s resolution and paid the Ch$5,985,328,97 fine imposed.

On August 22, 2019, the CMF Investigation Unit pressed administrative charges against Itaú Corpbanca in relation to the past tenure of Mr. Héctor Valdés as member of our board. Mr. Valdés left our board of directors in August 2016. The bill of charges comprises three different allegations. First, that Itaú Chile breached Section 84 No. 4 of the Chilean General Banking Act by lending UF45,000 (Ch$1,273.9 million or US$1.70 million as of December 31, 2019) to Inmobiliaria Zurich Tres S.A. (“Zurich Tres”). Section 84 No. 4 of the Chilean General Banking Act prohibits granting loans to directors, relatives, and entities in which directors hold an interest. At the time of the loan (June 2015), Mr. Valdés was a director of Itaú Chile and held a non-controlling, indirect stake (11.04%) in Zurich Tres. Second,that after the merger between Itaú Chile and Corpbanca, Itaú Corpbanca breached Section 84 No. 4 of the Chilean General Banking Act by failing to adjust Mr. Valdés’s financial situation before allowing his appointment as director in April 2016. According to the CMF’s investigation unit, the adjustment of Mr. Valdés’s financial situation would have required the full payment of Zurich Tres’s outstanding debt at the time (UF116,187 (Ch$3,289.2 million or US$4.4 million as of December 31, 2019)). And lastly,that Itaú Corpbanca breached Section 50 bis of the Chilean Corporations Act, by allowing the appointment of Mr. Valdés as an independent director when he must have been disqualified for such position. According to the CMF Investigation Unit, Mr. Valdés was not independent. The grounds for lack of independence were: (a) the indirect financial relationship with the bank through Zurich Tres, (b) the former tenure as director of Itaú Chile within the 18 months prior to his appointment as independent director of Itaú Corpbanca, and (c) the former tenure as an advisor of Corpbanca’s board within the 18 months prior to his appointment as independent director of Itaú Corpbanca.

On October 1, 2019, Itaú Corpbanca filed its statement of defense, claiming that Zurich Tres would have been covered by a regulatory provision (CMF’s RAN 12-12), which exempts, under certain conditions, loans granted to legal entities in which a director only holds an indirect stake. In addition, Itaú Corpbanca argued that the first and second charges would be time-barred. Finally, Itaú Corpbanca asserted that Mr. Valdés qualified as an independent director in April 2016, notwithstanding Zurich Tres’s financial commitments with the Bank and Mr. Valdés’s former tenure as director of Itaú Chile. Itaú Corpbanca denied that Mr. Valdés acted as an advisor of Corpbanca’s board within the 18 months prior to the appointment as independent director.

On December 9, 2019, the Chief of the CMF Investigation Unit recommended the CMF Council to: (i) declare the first charge as time-barred; (ii) impose a fine of UF173,000 (Ch$4,897.6 million or US$6.54 million as of December 31, 2019) in connection with the second charge; and (iii) declare Itaú Corpbanca liable for the third charge, without giving advice on a specific fine. Under regular conditions, the maximum statutory fine for such charge would be UF15,000 (Ch$424.6 million or US$0.57 million as of December 31, 2019).

On January 9, 2020 the CMF Council held a final hearing on the case. On March 25, 2020, the CMF Council dismissed all charges pressed against Itaú Corpbanca, ruling that (a) the loans granted to Zurich Tres were indeed covered by the regulatory exemption (CMF’s RAN 12-12) and thus did not infringe the General Banking Act and that (b) a director could only be liable for applying to an independent seat at a board without meeting the independence criteria set forth in Section 50 bis of the Corporations Act. The CMF Investigation Unit cannot seek judicial review of the CMF Council’s decision, which should be deemed as final and non-appealable.

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

We invest in debt securities issued by the Chilean and Colombian governments, the Central Bank of Chile and the Chilean Ministry of Finance that, for the most part, are short-term and highly liquid instruments. As of December 31, 2019, 6.7% of our total assets comprised securities issued by the Chilean government and 0.5% of our total assets comprised securities issued by foreign governments, mostly by the Colombian government. If the Chilean or Colombian governments default on the timely payment of such securities, our business, financial condition and results of operations may be adversely affected.

A downgrade of Itaú Corpbanca’s counterparty credit rating by international or domestic credit rating agencies could materially and adversely affect our debt credit rating for domestic and international debt, our business, our future financial performance, shareholders’ equity and the value of our securities.

Following the consummation of the Merger, Standard & Poor’s and Moody’s upgraded our long and short term ratings to BBB+/A-2 and A3/Prime-2, respectively. However, on April 2 and April 3, 2020, Moody’s and Standard and Poor’s, respectively, confirmed the aforementioned ratings but revised our rating outlook to “Negative” from “Stable”, reflecting the risk of prolonged adverse economic conditions due to COVID-19 and social unrest, which could translate into consistently heightened economic and credit risks for financial institutions operating in Chile.

Any further adverse revision to our credit ratings in Chile or Colombia for domestic and international debt by international and domestic rating agencies may adversely affect our debt ratings, and, as a result, our cost of funding, including interest rates paid on our deposits and securities. If this were to happen, it could have a material adverse effect on our business, future financial performance, shareholders’ equity and the value of our securities.

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

We are currently controlled by Itaú Unibanco, which as of March 31, 2020 had a 38.14% beneficial ownership stake in us. Since we are part of a larger conglomerate of companies owned by Itaú Unibanco, if other businesses controlled by Itaú Unibanco face difficulties from a business or reputational standpoint, we may suffer adverse consequences. If we were to be associated with these events, our reputation could be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

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

During the course of the proceedings, Helm demanded that Itaú Corpbanca and Corp Group effect the acquisition of its shares of Itaú Corpbanca Colombia at a price in excess of the price agreed with Corp Group in the Transaction Agreement, which would have totaled approximately $850 million (with interest at 9% per year from January 29, 2014 onwards). On February 28, 2019, a three-member Tribunal of the ICC rejected Helm’s demand and ordered Helm to sell its shares of Itaú Corpbanca Colombia, which represent 19.44% of the equity in Itaú Corpbanca Colombia, to Respondents at approximately $299 million (including interest at LIBOR plus 2.7% per year from April 1, 2016 onwards). On December 3, 2019, following receipt of regulatory approvals from the banking supervisors in Chile, Colombia and Brazil, Itaú Corpbanca completed the announced acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company. In connection with the transactions, Itaú Corpbanca acquired shares representing approximately 20.82% of Itaú Corpbanca Colombia’s outstanding equity for aggregate consideration of approximately US$334 million. As a result of the transactions, Itaú Corpbanca owns approximately 87.10% of the equity of Itaú Corpbanca Colombia. Following the transactions, the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated as of July 31, 2013, which governs Itaú Corpbanca Colombia was terminated.

This consideration of US$334 million implies a valuation multiple of 1.37 times book value of Itaú Corpbanca Colombia as of October 31, 2019, and is consistent with the valuations of Itaú Corpbanca Colombia in Itaú Corpbanca’s financial statements. The acquisition resulted in an impact of 0.94% on Itaú Corpbanca’s Common Equity Tier 1 capital, on a fully loaded basis, under the Basel III standards (using exchange rates as of November 30, 2019).

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

A significant portion of our income, expenses and liabilities is directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies. In addition, interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny. Some of these reforms are already effective while others are yet to be implemented, including the majority of the provisions of the EU Benchmark Regulation (Regulation (EU) 2016/1011). In 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA) announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, if the administrator will continue to quote LIBOR after 2021 or, if it does continue to quote LIBOR, whether it will be determined on a consistent basis with the existing definition and will behave in a consistent manner to existing LIBOR, or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. Although alternative reference rates have been proposed, it is unknown whether these alternative reference rates will attain market acceptance as replacements of LIBOR.

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

As a regulated financial institution, we are required to submit to the CMF unaudited consolidated and unconsolidated balance sheets and income statements on a monthly basis. These statements have to be prepared in accordance with the Compendium of Accounting Standards (Compendio de Normas Contables y Manual del Sistema de Información), or the “Compendium,” and the rules of the CMF. Certain exceptions introduced by the CMF prevent banks from achieving full convergence, for example loan loss provisions, assets received in lieu of payment among others. Also, the CMF is vested with the authority to issue specific orders to banks, including on accounting matters. In situations not addressed by the guidance issued by the CMF, institutions must follow IFRS. However, our consolidated financial statements as of and for the three years ended December 31, 2019 have been prepared in accordance with IFRS in order to comply with SEC requirements.

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

As of December 31, 2019, the aggregate exposure of AFPs to us was US$5,859 million or 2.7% of their total assets. If the exposure of any AFP to us exceeds the regulatory limits, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our business, financial condition and results of operations.

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

Further, on February 24, 2020, Law No. 21,210 (the “New Tax Reform Bill”) was published in the Official Gazzette, which introduces additional amendments and modifications to the Chilean tax system.

Given that the Bank’s average annual amount of gross revenues would be higher than 75,000 UF, we are subject to the partially-integrated tax regime (corporate tax of 27%). Under this system, when the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 40%, against which only a 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax, with the final tax burden being a maximum of 44.45%; provided that, the deduction available to shareholders resident in a country with which Chile maintains a tax treaty in force would be 100%, with the tax burden then remaining at 35%. See “Item 4—Information on the Company—B. Business Overview—Recent Regulatory Developments in Chile—Tax Reform.”

In addition, on December 29, 2016, the Colombian Government approved a tax reform under Law No. 1819 and subsequently, on December 18, 2018, Law No. 1,943 came into force on January 1, 2019. See “Item 4—Information on the Company—B. Business Overview— Recent Regulatory Developments in Colombia — Tax Reform.” However, the Colombian Constitutional Court ruled that Law No. 1943 was partly unconstitutional. Law No. 1943 was thus replaced by Law No. 2010, which was enacted on December 27, 2019. Law 2010 is applicable for the 2020 fiscal year and onwards.

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

Under this proposal, companies would have to contribute to the system with 4% contribution to be exclusively funded by employers. This amendment would have a gradual implementation during a period of five years. Additionally, the employer would be obliged to contribute 0.2% of the gross salary of its employees to fund disability insurance. This insurance would be applicable to all elderly employees with a serious physical or mental disability. Further, the bill states that the solidarity fund (Pilar Solidario) will increase approximately 40% given that the Chilean government is expected to contribute 1.12% of the GDP to the fund. This new contribution requirement may impose an increase in our labor costs and in turn have a material adverse effect on our financial results.

For more information on recent changes to the pension system in Chile see “Item 4. Information on the Company—B. Business Overview—Chilean Banking Regulation and Supervision—Recent Regulatory Developments in Chile—Changes to the Pension System in Chile”.

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

Any adverse revisions to Chile’s or Colombia’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, and, as a result, our cost of funding, including interest rates paid on our deposits and securities. In December 2017, S&P downgraded the rating of its long-term foreign currency sovereign credit ratings on Colombia from “BBB” to “BBB-”, on the grounds of Colombia’s weakened fiscal and external profiles generating diminished policy flexibility. Additionally, in February 2018, Moody’s changed Colombia’s rating outlook from stable to negative. This was driven by (i) the expectation of a slower pace of fiscal consolidation and weakening fiscal metrics and (ii) the risk that a new government, after the 2018 presidential elections, would not have an effective mandate to pass additional fiscal measures to preserve Colombia’s fiscal strength. In December 2018, S&P maintained the previous 2017 rating of Colombia’s long-term foreign currency sovereign credit rating at a “BBB-” given the volatile global economy and oil prices raising risks to what has been a moderate economic recovery, following the tentative nature of the approach due to the 2018 elections as well as risks regarding the pace of improvement in the country’s external indebtedness and liquidity indicators. On March 26, 2020, S&P revised Colombia’s rating outlook to negative from stable on increased risks to external liquidity, debt, and growth; foreign currency ratings were affirmed at “BBB-/A-3” as well as local currency sovereign credit ratings at “BBB/A-2”. As of April 1, 2020, Colombia’s long-term debt denominated in foreign currency is rated “BBB-” with a negative outlook by S&P, “Baa2” by Moody’s, with a stable outlook, and Fitch downgraded Colombia to “BBB-” maintaining a negative outlook due to the likely weakening of key fiscal metrics in the wake of the economic downturn caused by a combination of shocks stemming from the sharp fall in the oil price and efforts to combat COVID-19. We cannot assure you that Colombia’s credit rating or rating outlook will not be further downgraded in the future.

In July 2017, S&P downgraded Chile’s long-term foreign currency rating to “A+” from “AA-”, with a stable outlook. Also, Fitch Ratings downgraded Chile’s long-term foreign-currency issuer default rating (IDR) to “A” from “A+” in August 2017, and long-term local-currency IDR to “A+” from “AA-” with a stable outlook. On March 12, 2020, Fitch revised Chile’s outlook to negative reflecting the significant deterioration in Fitch’s baseline scenario for lower growth prospects and higher fiscal deficits and debt levels following the social unrest that began in mid-October 2019. At the same time, Chile’s IDR was affirmed at “A”. In July 2018, Moody’s downgraded Chile’s ratings to A1 and changed outlook to stable from negative. We cannot assure you that Chile’s credit rating or rating outlook will not be further downgraded in the future. If further adverse revisions to Chile’s or Colombia’s credit ratings or rating outlook were to occur, it could have a material adverse effect on our business, future financial performance, shareholders’ equity and the value of our securities.

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

Prior to the COVID-19 pandemic, the Chilean fiscal outlook had deteriorated in response to increased social spending following the social unrest in October 2019. This was worsened by the fiscal response implemented by the Chilean government to mitigate the impacts of COVID-19 (see Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Developments.), which will temporarily lead to larger deficits, debt issuances and use of rainy day funds. In this regard, if the Chilean government does not continue to pursue its fiscal consolidation plan, the Chilean peso would depreciate, causing an increase in inflation and interest rates and in turn a deceleration of economic growth, which could adversely affect our business, results of operations and financial condition.

Our growth and profitability depend on the level of economic activity in Chile, Colombia and other emerging markets.

Substantially all of our loans are to borrowers doing business in Chile or Colombia. Accordingly, the recoverability of these loans in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile and Colombia. The Chilean and Colombian economies have been influenced, to varying degrees, by economic conditions in other emerging market countries. Future developments in or adversely affecting the Chilean or Colombian economies and other emerging and developed markets such as those of our neighbor countries, including the negative impact of COVID-19 on these economies, and a deceleration in the economic growth of Asian or other developed nations to which Chile and Colombia export a majority of their respective goods, could materially and adversely affect our business, financial condition or results of operations. In this regard, with close to one third of exports, of which approximately 70% is copper, sent to China, developments in the Chinese economy have relevant implications in the investment, growth and exchange valuation in Chile. Additionally, changes in the economic and political outlook in the United States, Europe and the members of Mercosur influence our growth prospects, with 28.49%, 11.78% and 4.99% of exports sent to these regions, respectively.

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

Colombia continues to experience internal security issues that have had or could have in the future a negative effect on the Colombian economy and in turn could negatively impact our business and/or financial performance

Colombia continues to experience internal security issues, primarily due to the activities of guerrilla groups such as non-demobilized groups within the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia, or the FARC), National Liberation Army (Ejército de Liberación Nacional, or the ELN), paramilitary groups drug cartels and criminal gangs (Bacrim). In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers.

A peace agreement with the FARC was reached in September 2016 and the government submitted the agreement to approval via referendum, but the agreement was not approved. However, the Colombian Congress subsequently approved a revised peace agreement, and in December 2016 the agreement implementation process began. The final agreement was entered into in February 2017 and is expected to provide the FARC with several benefits including: (i) changes in legislation concerning access to credit and financial services; (ii) tax benefits; and (iii) more favorable labor regulations. The implementation of such agreements and other legislative changes arising therefrom could have unpredicted effects and a negative impact on the Colombian economy and on our operations in Colombia.

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

In addition, the peace agreement reached with the FARC may be modified or implemented deficiently by the current Colombian government. Although the Colombian Congress has enacted certain regulations to implement the peace agreement with the FARC, such as the law governing the Peace Special Justice System (Juridiscción Especial para la Paz), certain congressmen have expressed their intention to make amendments to the peace agreement and its related regulations. Likewise, the Colombian president has recently objected to portions of the law regulating the Peace Special Justice System (Juridiscción Especial para la Paz). If there are deviations from the peace agreement or the peace agreement is implemented deficiently, there can be no assurance that criminal actions will not escalate in Colombia. Further, the announcement of a potential revival of the FARC has alarmed several sectors of the Colombian society.

In November 2019, a national protest movement erupted, demanding that the Colombian government invest in social measures and turn away from allegedly overly supporting big business. We cannot predict the policies that will be adopted by the Colombian Government as a result of this movement, but they could have a negative impact on the Colombian economy or our business and financial performance.

Finally, there has been a recent negative oil-price shock lead by disagreement between the Organization of the Petroleum Exporting Countries (OPEC) and Russia that added to the COVID-19 pandemic and social unrest in Colombia, which is reducing the prospects for fiscal consolidation and risking the country´s investment grade status, which could in turn negatively impact our financial conditions and results of operations.

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

In the past few years, Colombian financial institutions, including Itaú Corpbanca Colombia, have experienced a substantial increase in the aggregate number of these actions. The great majority of such actions have been related to fees, financial services and interest rates, and their outcome is uncertain. Pursuant to Law No. 1425 of 2010, monetary incentives for plaintiffs in constitutional collective actions were eliminated as of January 1, 2011. Nevertheless, individuals continue to have the right to initiate constitutional or class actions against Itaú Corpbanca Colombia.

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

Furthermore, the Colombian government has the authority to establish and define criteria and formulas applicable to the calculation of banking fees and other charges and to establish caps on the banking fees, credit card fees, and other charges that we impose on our customers. The Colombian government has established a cap on the fees banks can charge on withdrawals from ATMs outside their own networks. Additionally, under Colombian regulation, other than in connection with mortgage loans, banks are prohibited from charging prepayment penalties or fees on loans, other than in mortgage loans, except when the outstanding amount of a loan is more than the equivalent of 880 monthly minimum wages, or SMMLV (approximately US$227,000). In other loans in which the outstanding amount is greater than 880 SMMLV, prepayment penalties or fees may be charged but only when expressly contemplated under the governing loan agreement. With respect to mortgage long-term loans granted in connection with the acquisition of homes, banks are prohibited from charging prepayment penalties. Further limits or regulations regarding banking fees, and uncertainties with respect thereto could have a negative effect on Itaú Corpbanca Colombia and our results of operations and financial condition.

Moreover, the Colombian Congress enacted Law 2009 of 2019, which provides that financial institutions, including banks, which are authorized to collect public savings and charge management fees for savings accounts, debit cards and credit cards, must grant their clients access to a minimum package of products and services at no additional cost. This new requirement could materially and adversely affect our results of operations and financial situation.

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

COVID-19 or any other pandemic disease and health events could affect the economies of the countries in which we operate, our business operations or our financial condition and results of operations.

Public health crises, or the public perception of the risks of public health crises, such as the outbreak of the COVID-19 pandemic, may negatively impact economic activity in Chile and in other countries in which we operate. Accordingly, our results of operations or financial condition may be adversely affected.

The outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China, as well as other countries, including the countries in which we operate, growing into a global pandemic, as declared by the World Health Organization. Since the outbreak began, countries have responded by taking various measures including imposing mass quarantines, restricting travel, limiting public gatherings and suspending certain economic activities. In addition, concerns related to COVID-19 have lowered equity market valuations, decreased liquidity in fixed income markets and created significant volatility and disruption in global financial markets, resulting in increased volatility of stock prices (including the price of our stock), a trend which may continue. Also, there are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities that may have a destabilizing effect on financial markets and economic activity, including companies in the financial sector. Furthermore, any actions taken by governmental authorities and other third parties in response to the pandemic may negatively impact our business, results of operations and financial condition.

The first case of COVID-19 in Chile was detected on March 3, 2020. As of the date of this Annual Report, the Chilean national and subnational governments have taken various measures in order to prepare the country for mass contagion, including partial lockdown for some regions, closure of public venues (including educational institutions) and mass events. Further government actions may be imposed according to when and how the peak of contagion will occur.

From a macroeconomic point of view, the impact of COVID-19 in Chile is uncertain. Our estimates indicate that COVID-19 could result in a decline of 1.9% in Chilean GDP in 2020, from our prior estimate of an increase of 1.2%. However, it is worth noting that there is a considerable degree of uncertainty about GDP growth forecasts for this year, which stems from uncertainty about (i) the duration of the lockdown / isolation measures and (ii) the pace of recovery in the second half of 2020. It is reasonable to believe that, the longer the duration of the isolation measures, the slower the recovery will be in the second half of this year, since the consequences on the financial condition of corporates and households tend to be more intense, delaying the normalization. Economic stagnation, contraction and increased unemployment levels may affect our cost of funding, the recoverability and value of our assets and could result in higher past-due loans, given the deteriorated financial condition of our customers and, therefore, higher provisions for loans losses, resulting in lower net income.

The COVID-19 pandemic has also resulted in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates and credit spreads. Any shocks or unexpected movements in these market factors could result in financial losses associated with our trading portfolio or financial assets, which could deteriorate our financial condition. Furthermore, market concerns could translate into liquidity constraints and reduced access to funding in both the local and the international markets, negatively affecting our business.

As the COVID-19 pandemic continues to impact economic activity globally, we, our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time. In addition, preventive measures — either imposed by governments or voluntarily adopted by companies — may lead to our customers being unable to transact business and meet their obligations with us. Consequently, the COVID-19 pandemic may have an adverse effect on our operations. Further, given the uncertainty regarding the extent and timing of contagion, as well as the imposition (or relaxation) of protective measures, we cannot reasonably estimate the impact on our future results of operations, cash flows or financial condition as of the date of this Annual Report on Form 20-F.

For further information on measures adopted by the regulatory authorities in Chile to address the consequences of the COVID-19 pandemic on the Chilean financial system see “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

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

These acquisitions and mergers and the integration of such institutions and assets involve certain risks, which as of the current stage of such transactions may still include remaining risks such as:

●	integrating new networks, information systems, financial and accounting systems, risk and other management systems, financial planning and reporting, products and customer bases into our existing business may run into difficulties, cause us to incur unexpected costs and operating expenses and place additional demands on management time; and

●	the expected operation and financial synergies and other benefits from such mergers or acquisitions may not be fully achieved.

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

On April 1, 2016, Corpbanca and Banco Itaú Chile completed a business combination, which was consummated through the Merger. The Merger brought together two large financial institutions that had previously operated as independent companies. Significant management attention and resources have been and will continue to be required to integrate certain aspects of the business practices and operations of Corpbanca and Banco Itaú Chile. The success of the Merger will depend, in part, on the ability of Itaú Corpbanca to realize anticipated revenue synergies, cost savings and growth opportunities resulting from the combination of the businesses of former Corpbanca and former Banco Itaú Chile. We expect to generate synergies resulting from optimization of organizational structures, scalable IT systems, savings related to the branch network and reductions in administrative expenses. There is a risk, however, that Itaú Corpbanca may not be able to combine the businesses of Corpbanca and Banco Itaú Chile in a manner that permits Itaú Corpbanca to realize these revenue synergies, cost savings and growth opportunities in the time, manner or amounts it expects or at all. Potential difficulties Itaú Corpbanca may encounter as part of the Merger process include, among other things:

●	complexities associated with managing the combined companies;
●	the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of Corpbanca and Banco Itaú Chile;
●	the need to coordinate the existing products and customer bases of Corpbanca and Banco Itaú Chile; and
●	potential unknown liabilities and unforeseen increased expenses or delays associated with the Merger and the other transactions described in the Transaction Agreement (as defined below).
●	In addition, it is possible that the integration process could result in:

●	diversion of management’s attention from their normal areas of responsibility to address integration issues; and
●	the disruption of Itaú Corpbanca’s ongoing businesses or inconsistencies in its standards, controls, procedures and policies,

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

Itaú Unibanco is the sole controlling shareholder of Itaú Corpbanca. As of March 31, 2020 Itaú Unibanco beneficially owned 38.14% of our voting common shares. In addition, (i) Itaú Unibanco and (ii) Inversiones Gasa Limitada, CorpGroup Holding Inversiones Limitada, CorpGroup Banking S.A., Compañía Inmobiliaria y de Inversiones Saga SpA and CorpGroup Interhold SpA (together, “CorpGroup”) have signed a shareholders’ agreement to determine certain aspects related to corporate governance, dividend policy, transfer of shares, liquidity and other matters (the “Itaú CorpGroup Shareholders’ Agreement”). Itaú Unibanco and CorpGroup are in position to elect 11 of the 13 members of our board of directors. The Itaú CorpGroup Shareholders’ Agreement provides that the directors appointed by Itaú Unibanco and CorpGroup will vote, to the extent permitted by the law, in a block and in accordance with the recommendation of Itaú Unibanco, subject to certain exceptions. Accordingly, Itaú Unibanco is able to control the actions taken by the board of directors of Itaú Corpbanca on most matters, which could result in conflicts of interest.

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

This withholding tax, if it applies, could apply to any payment made with respect to the ADSs or our common shares, and ADSs or shares of our common shares held through a non-compliant institution may be subject to withholding even if the holder otherwise would not be subject to withholding. U.S. holders are urged to consult their tax advisors regarding the application of these rules to their ownership of the ADSs or our common shares. See “Item 10. Additional Information—E. Taxation—U.S. federal income tax considerations” for additional information related to these rules and their application to holders of ADSs or our common shares.

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

We are a publicly traded company (sociedad anónima) organized under the laws of Chile and licensed by the CMF to operate as a commercial bank. Our legal name is Itaú Corpbanca, and our commercial name is Banco Itaú and/or Itaú. Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile. Our telephone number is 56-2-2660-8000 and our website is www.itau.cl. Our agent in the United States is Itaú Corpbanca New York Branch, Attention: Joaquín Rojas Walbaum, located at 885 Third Avenue, 33rd Floor, New York, NY 10022. Information set forth on our website does not constitute a part of this Annual Report. Itaú Corpbanca is organized under the laws of Chile and its subsidiaries are organized under the laws of Chile and Colombia.

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

In 1971, Banco de Concepción was transferred to a government agency, Corporación de Fomento de la Producción (the Chilean Corporation for the Development of Production, or CORFO). Also in 1971, Banco de Concepción acquired Banco Francés e Italiano in Chile, which provided for the expansion of Banco de Concepción into Santiago. In 1972 and 1975, the Bank acquired Banco de Chillán and Banco de Valdivia, respectively. In November 1975, CORFO sold its shares of the Bank to private business persons, who took control of the Bank in 1976. In 1980, the name of the Bank was changed to Banco Concepción. In 1983, control of Banco Concepción was assumed by the CMF. The bank remained under the control of the CMF through 1986, when it was acquired by Sociedad Nacional de Minería (the Chilean National Mining Society, or SONAMI). Under SONAMI’s control, Banco Concepción focused on providing financing to small- and medium-sized mining interests, increased its capital and sold a portion of its high-risk portfolio to the Central Bank of Chile.

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

As of December 31, 2019, the Bank is the fifth largest private bank in Chile with approximately 10.1%% market share in the local credit market.

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

On April 1, 2016 the Merger was consummated and Banco Itaú Chile was merged with and into Corpbanca. As of March 31, 2020, Itaú Unibanco and CorpGroup beneficially own 38.14% and 28.57% of our outstanding common shares, respectively. Itaú Unibanco and CorpGroup also entered into the Itaú CorpGroup Shareholders’ Agreement. Upon the consummation of the Merger, Itaú Unibanco became the controlling shareholder of the merged bank. For a description of the Itaú CorpGroup Shareholders’ Agreement and the Transaction Agreement, see “Item 10. Additional Information—C. Material Contracts.”

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

By consolidating operations in Chile and Colombia, the new bank became one of Chile’s largest private financial institutions, ranking fifth in the industry with a market share by loans of 10.1% in Chile at the end of 2019. The Merger and combination of the strengths of both banks has translated into an expansion in the offer of products and services for our clients, with a large branch platform in Chile. We operate 193 branch offices in Chile, one branch in New York, 127 branches in Colombia and one office in Panama).

Platform Integration

After the Merger, we started to integrate the processes and systems of Corpbanca and Banco Itaú Chile, which contemplated the following three stages in order to achieve the Target Operational Model, or TOM:

●	TOM LD1: This stage included integrating all the financial statements, balance sheets and regulatory reports (CMF, SII, Central Bank of Brazil) of both banks. It also included delivering a single credit position (credit, financial and market risk) of customers from both of the merged banks, and having one single trading desk. This stage was completed with the first filing of financial information of Itaú Corpbanca with the CMF in early May 2016.

●	TOM Migration: This stage included migrating customers, developing functional gaps for customers of both banks to enjoy the functionalities offered by each bank separately, and building the necessary drivers of coexistence of both bank’s systems. This stage was completed by the end of 2017.
●	TOM Technology and Operations: This stage refers to the technological integration of satellite systems in Chile. The implementation of these improvements to capture additional synergies is expected to be completed by the end of 2020.

The Itaú Colombia Acquisition

The obligation of the parties to the Transaction Agreement to cause Itaú Corpbanca to acquire all of the outstanding shares of Itaú BBA Colombia or to carry out a merger of Itaú Corpbanca Colombia, formerly Banco Corpbanca Colombia, with Itaú BBA Colombia was amended on January 20, 2017 and replaced with the obligation of the parties to cause Itaú Corpbanca Colombia to acquire the assets and liabilities of Itaú BBA Colombia at their book value in accordance with the terms and conditions agreed by Itaú Corpbanca Colombia and Itaú BBA Colombia on November 1, 2016 (the “Itaú Colombian Asset & Liabilities Acquisition”). The Itaú Colombian Asset & Liabilities Acquisition was approved by the shareholders of Itaú Corpbanca Colombia and the Colombian Financial Superintendency and completed on June 16, 2017, as established in the agreement signed on June 1, 2017 between Itaú Corpbanca Colombia, as assignee, and Itaú BBA Colombia S.A. Corporación Financiera, as assignor. Pursuant to the Itaú Colombian Asset & Liabilities Acquisition transaction, Itaú Corpbanca Colombia paid to Itaú BBA Colombia S.A. Corporación Financiera Ch$33,205 million. This agreement also contemplated the rendering of certain services by Itaú Corpbanca Colombia in favor of Itaú BBA Colombia and the hiring of the senior management of Itaú BBA Colombia by Itaú Corpbanca Colombia.

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

On February 28, 2019, as a result of an arbitration proceeding before the ICC International Court of Arbitration (the “ICC”) initiated by Helm LLC (“Helm”) against Corp Group Holding Inversiones Ltda. (“Corp Group”) and Itaú Corpbanca (collectively, “Respondents”), a three-member Tribunal of the ICC rejected Helm’s demand and ordered Helm to sell its shares of Itaú Corpbanca Colombia, which represent 19.44% of the equity in Itaú Corpbanca Colombia, to Respondents at approximately $299 million (including interest at LIBOR plus 2.7% per year from April 1, 2016 onwards). On December 3, 2019, following receipt of regulatory approvals from the banking supervisors in Chile, Colombia and Brazil, Itaú Corpbanca completed the announced acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company. In connection with the transactions, Itaú Corpbanca acquired shares representing approximately 20.82% of Itaú Corpbanca Colombia’s outstanding equity for aggregate consideration of approximately US$334 million. As a result of the transactions, Itaú Corpbanca owns approximately 87.10% of the equity of Itaú Corpbanca Colombia. Following the transactions, the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated as of July 31, 2013, which governs Itaú Corpbanca Colombia was terminated.

Capital Expenditures

The following table reflects our capital expenditures in the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017	2018	2019
	(in millions of Ch$)
Land and buildings	27,125	6,207	1,505
Computer systems and equipment	50,756	74,449	61,723
Furniture and fixtures	—	—	—
Vehicle	—	—	—
Other	9,274	2,296	2,488
Total	87,155	82,952	65,716

Total capital expenditures in 2019 of Ch$65,716 million consisted mainly of Ch$61,723 million in expenses relating to computer equipment systems or software. For further details relating to these results and related divestitures, see Notes 1(m) and 14 of our consolidated financial statements included herein.

B. BUSINESS OVERVIEW

COMPETITIVE STRENGTHS

We believe that the Merger will enable us to emerge as a leading banking platform in Chile and Colombia as a result of the following strengths:

Banking Platform with Larger Scale

We believe that as a result of the Merger, we have greater scale and resources to grow and compete more effectively in Chile and Colombia. The bank has become the fifth largest private bank in Chile and will result in a banking platform for future expansion in the Andean Region. According to the CMF, as of December 31, 2019, we ranked fifth among private banks in total loans with 10.1% market share on an unconsolidated basis (taking into account only our operations in Chile). Additionally, as of the same date, the CMF ranked us fifth in total deposits with 9.0% market share among private banks in the Chilean market.

In 2019, our operations in Chile and Colombia reached an aggregate net income of Ch$124,522 million. From a macroeconomic perspective, the events with the greatest impact on our results were: (i) the social unrest with peaceful demonstrations and acts of vandalism that led to a reduction in economic activity in Chile and an increase in delinquencies; (ii) the reduction in the monetary policy rate in Chile ‒which went from 2.75% at the beginning of the year to 1.75% at the end of December‒, putting pressure on our liability and capital margin; and (iii) a smaller variation in the UF in Chile of 2.7% in 2019 compared to a variation of 2.9% in 2018, which impacted our financial margin (in line with market changes) and our effective tax rate as further discussed below in “Item 5—Operating and Financial Review and Prospects—A. Operating Results—The Economy—Results of Operations for the Years Ended December 31, 2017, 2018 and 2019—Net Income.”

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

We believe that our acquisitions in Colombia give us a distinct advantage over our competitors in Chile and Colombia. We are the first, and until September 30, 2015 we were the only, Chilean-based bank to acquire a universal bank outside Chile. As of today, we remain the only Chilean-based bank to have a footprint in Colombia through a universal bank. As of December 31, 2019, according to the CMF, Itaú Corpbanca was the fifth largest private bank in Chile by loans and deposits and according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the eighth largest bank in Colombia in terms of loans and the ninth largest in terms of deposits.

Experienced Management Team

The chairman of our board of directors, Mr. Jorge Andrés Saieh Guzmán, became chairman in February 2012. He has over 19 years of experience as a member of our board of directors. On January 9, 2020, the board of directors of Itaú Corpbanca agreed to appoint Mr. Gabriel Amado de Moura as the new chief executive officer (CEO) of the Bank, commencing on January 30, 2020, after serving as Chief Financial Officer of Itaú Corpbanca since April 1, 2016. Mr. Moura joined Itaú Unibanco in 2000 and became a partner in 2017. He has more than 23 years of experience in investment management, risk management, finance and M&A. Our acting chief financial officer (CFO), Roxana Zamorano, has 20 years of experience in the banking and financial industry. The CEO of Itaú Corpbanca Colombia, Alvaro Pimentel, has over 22 years of experience in Itaú Unibanco. He has a degree in economics from the Universidade Estadual de Campinas—Unicamp in Brazil and an Executive M.B.A. in finance from Insper in Brazil. A number of the members of the board of directors of Itaú Corpbanca Colombia also have a wealth of experience in the Colombian market and the banking and financial services industry.

Sound Risk Management

After the Merger, we revised our risk policies to align credit criteria to Itaú’s internal risk policies. This risk management philosophy enables us to identify risks and resolve potential problems on a timely basis. We believe that our asset quality is superior to the market average in terms of credit risk metrics. As of December 2019, our non-performing loan to total loans and our write-offs to average outstanding loans ratios were 2.8% and 0.7%, respectively.

Operating in a Stable Economic Environment Within Latin America

We conduct a majority of our business in Chile and a significant amount in Colombia. The Chilean and Colombian economies have generally demonstrated a stable macroeconomic environment in terms of growth and inflation. The Chilean economy is generally recognized as among the most stable in Latin America, as evidenced by its investment grade ratings of A1 by Moody’s, A+ by Standard & Poor’s and A by Fitch Ratings, the highest ratings in the region. Chile has consistently received investment-grade credit ratings since Standard & Poor’s and Moody’s started coverage in 1992 and 1994, respectively. Standard & Poor’s and Moody’s have an investment grade rating of Colombia of BBB and Baa2, respectively, with a “negative” and “stable” outlook, respectively. Fitch Ratings has an investment grade rating of Colombia of BBB-, with a “negative” outlook.

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

Efficiency

We are committed to continuing to improve our operating efficiency and profitability. We are working to increase use of internet and mobile banking by our customers, by offering them better technology solutions. Our senior management is focused on implementing technological solutions aimed to identify means of improving our overall profitability and to optimize our cost structure, such as online time deposits which have been an innovative product of great success in Chile. Through these initiatives, we will continue to strive to improve our efficiency ratio. As of December 31, 2019, we had a consolidated efficiency ratio of 56.9% (defined as operating expenses as a percentage of operating income consisting of aggregate of net interest income, net service fee income, net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)).

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

Digital Transformation

Our digital banking strategy is one of the pillars we plan to use to boost, not only our retail banking, but also to further improve our efficiency. In our journey to being digital, since 2017 we have progressively started to make progress. Our digital strategy is not only focused on improvements in our mobile offerings, but also transforming our process in order to become a digital bank from back office to the front office. Therefore, it is an end-to-end strategy. To accomplish that, we currently have 18 agile squads integrated by multidisciplinary teams with 253 employees on average. These agile squads are fully dedicated and looking into opportunities to digitalize product and process with a disciplined and focused approach. We continue advancing in terms of our digital offerings. This translates in over 320 releases and new functionalities, user interface and offers through our digital channels.

Due to the COVID-19 pandemic, we are encouraging our customers to use our digital channels, such as our apps and online banking, and our digital products, such as virtual cards, contactless payments (using near field communication technology) and digital invoicing.

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

We operate in two main geographic areas: Chile and Colombia. The Chile segment also includes operations carried out by Itaú Corpbanca New York Branch and the Colombia segment also includes the operations carried out by Itaú S.A. (Panama). The following table sets forth a breakdown of our revenue by geographic market for the years ended December 31, 2017 in accordance with IAS 39 and for the years ended December 31, 2018 and 2019 in accordance with IFRS 9:

	Net Interest Income by Geographic Market
	2017			2018			2019
	Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total
	(in millions of Ch$)
Interest income	1,067,124	579,205	1,646,329	1,208,481	530,836	1,739,317	1,279,986	493,654	1,773,640
Interest expense	(529,584)	(333,763)	(863,347)	(593,796)	(257,858)	(851,654)	(631,279)	(241,943)	(873,222)
Net interest income	537,540	245,442	782,982	614,685	272,978	887,663	648,707	251,711	900,418

The following table provides information on the composition of our loan portfolio net of allowances as of December 31, 2017:

	As of December 31,(1)
	2017	2018	Variation(2)	Variation(2)
	(in millions of Ch$)%
Commercial loans
Commercial loans	10,734,858	11,065,601	330,743	3.1%
Foreign trade loans	671,478	920,479	249,001	37.1%
Current account debtors	134,597	124,299	(10,298)	(7.7)%
Factoring operations	140,375	210,558	70,183	50.0%
Student loans	640,209	625,598	(14,611)	(2.3)%
Leasing transactions	923,507	903,047	(20,460)	(2.2)%
Other loans and receivables	24,608	32,611	8,003	32.5%
Subtotals
	13,269,632	13,882,193	612,561	4.6%
Mortgage loans
Letters of credit loans	47,260	37,892	(9,368)	(19.8)%
Endorsable mutual mortgage loans	134,103	110,652	(23,451)	(17.5)%
Other mutual mortgage loans	3,637,164	3,901,107	263,943	7.3%
Leasing transactions	273,175	307,723	34,548	12.6%
Other loans and receivables	26,032	22,336	(3,696)	(14.2)%
Subtotal	4,117,734	4,379,710	261,976	6.4%
Consumer loans
Consumer loans	1,709,981	1,766,313	56,332	3.3%
Current account debtors	195,661	191,913	(3,748)	(1.9)%
Credit card debtors	401,505	443,141	41,636	10.4%
Consumer leasing transactions	10,778	5,727	(5,051)	(46.9)%
Other loans and receivables	58,787	45,373	(13,414)	(22.8)%
Subtotal	2,376,712	2,452,467	75,755	3.2%
Total	19,764,078	20,714,370	950,292	4.8%
(1)

Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39.

(2)	As described in footnote (1) above, variations between 2018 and 2017 are not comparable due to our transition to IFRS 9.

The following table provides information on the composition of our loan portfolio at amortized cost net of allowances as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019	Variation	Variation
	(in millions of Ch$)			(%)
Commercial loans
Commercial loans	11,065,601	11,870,750	805,149	7.3%
Foreign trade loans	920,479	1,034,681	114,202	12.4%
Current account debtors	124,299	143,768	19,469	15.7%
Factoring operations	210,558	217,410	6,852	3.3%
Student loans	625,598	635,279	9,681	1.5%
Leasing transactions	903,047	988,907	85,860	9.5%
Other loans and receivables	32,611	24,550	(8,061)	(24.7)%
Subtotals	13,882,193	14,915,345	1,033,152	7.4%
Mortgage loans
Letters of credit loans	37,892	29,891	(8,001)	(21.1)%
Endorsable mutual mortgage loans	110,652	102,442	(8,210)	(7.4)%
Other mutual mortgage loans	3,901,107	4,321,019	419,912	10.8%
Leasing transactions	307,723	323,708	15,985	5.2%
Other loans and receivables	22,336	20,480	(1,856)	(8.3)%
Subtotal	4,379,710	4,797,540	417,830	9.5%
Consumer loans
Consumer loans	1,766,313	1,811,312	44,999	2.5%
Current account debtors	191,913	186,632	(5,281)	(2.8)%
Credit card debtors	443,141	499,743	56,602	12.8%
Consumer leasing transactions	5,727	2,886	(2,841)	(49.6)%
Other loans and receivables	45,373	41,239	(4,134)	(9.1)%
Subtotal	2,452,467	2,541,812	89,345	3.6%
Total	20,714,370	22,254,697	1,540,327	7.4%

Business activities in Chile have been strategically aligned onto three areas directly related not only to our medium term strategy but to our customers’ needs: 1) Wholesale Banking (a. Corporate, b. Large Companies and c. Real Estate); 2) Retail Banking (a. Itaú Personal Bank, b. Itaú, c. Itaú Private Bank, d. Midsize Companies, e. SMEs and f. Banco Condell, our Consumer Finance Division); and 3) Treasury.

A description of each of the areas in Chile and of our Colombian banking subsidiary as well as of our New York branch is presented below:

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

Corporate Banking. This area specializes in institutional customers and customers with annual sales in excess of US$100 million.

Large Companies. This area includes a wide range of products and financial services to companies with annual sales between US$8 million to US$100 million.

Real Estate Companies. This area is focused on companies or economic groups in the real estate or construction industry with annual sales in excess of US$100,000.

Retail Banking

Retail Banking serves retail individuals customers in Chile across all income levels, from low-income to high-income individuals, and also targets midsize companies and small and very small companies (SMEs), the latter two grouped under “Itaú Companies.” Retail Banking is organized into the following four areas:

Itaú Personal Bank. In 2017 we launched a new area for high-income individuals, with a monthly income between Ch$2.5 million and Ch$8.0 million. The business model for Itaú Personal Bank is based in our relationship with the customers. This is the first high-income individuals segment in Chile with differentiated branches at ground floor to be access directly from the street, and additionally with differentiated mobile and web channels. Currently, we have 23 premium branches, 34 traditional branches with a space for Personal Bank and one digital brank for this segment.

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

Itaú (Traditional Banking). Our Traditional Banking Division is mainly oriented toward individuals in Chile with medium-high income levels (focused on clients between Ch$600,000 and Ch$2.5 million monthly income). Our traditional banking services are marketed and operated under the Itaú and Corpbanca brand names. We offer our traditional and private banking clients products in Chile such as checking accounts, credit lines, credit and debit cards, personal installment loans, mortgage loans, insurance banking, time deposits and savings accounts in Chilean pesos, Euros, UF and U.S. dollars, among others. In addition, we provide mutual fund and securities brokerage services. This segment is served under 114 traditional branches and one digital branch.

Banco Condell (Consumer Finance). Our Consumer Finance Division operates under the trade name Banco Condell and is focused on clients in Chile with an annual income between Ch$2.4 million and Ch$7.2 million. Products and services we offer focus on the traditionally underserved low-to-middle income segments of the Chilean population, where the consumer loans represent the core of the business. Banco Condell has 54 branches and its own brand identity.

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

As of December 31, 2019, the outstanding loans from foreign banks to Itaú Corpbanca were US$ 1,895 million with approximately 22 financial institutions from the U.S., Canada, Germany, France , Japan, Switzerland and other countries, including Latin America. The international global risk assets outstanding as of December 31, 2019 were US$ 2,747 million.

Itaú Corpbanca Colombia

Itaú Corpbanca Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla. As of December 2019, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the eighth largest bank in Colombia in terms of total assets, the seventh largest bank in Colombia in terms of total loans and the ninth largest bank in Colombia, in terms of total deposits as reported under local regulatory and accounting principles.

As of December 31, 2019, Itaú Corpbanca Colombia had total assets of Ch$6,556,836 million (US$8,4756.8 million), including total loans of Ch$5,791,616 million (US$7,734.8 million), and total equity of Ch$707,363 million (US$944.7 million). As of December 31, 2019, Itaú Corpbanca Colombia had total net interest income of Ch$286,232 million (US$382.3 million) and profit of Ch$32,231 million (US$43.0 million). As of December 31, 2019, Itaú Corpbanca Colombia had 127 branches, 147 ATMs and 3,186 employees in Colombia and Panama.

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

Our New York Branch has a Yankee Certificate of Deposits program that is placed directly to clients or through U.S. dealers. The New York Branch participates in syndicated loans, together with other international institutions, to finance a variety of investment projects. As of December 31, 2019, the branch had US$ 1,537 million in assets and had a net income of US$ 21.5 million for the year ended December 31, 2019.

Financial Services Offered Through Subsidiaries

We have made several strategic long-term investments in financial services companies in Chile (each of which are regulated and supervised by the CMF), which are engaged in activities complementary to our core banking activities. Through wholly-owned subsidiaries, we intend to continue to develop a comprehensive financial services group able to meet the diverse financial needs of our current and potential clients. As of December 31, 2019, assets of our subsidiaries represented 1.3% of total consolidated. For the year ended December 31, 2019, net income of our subsidiaries totaled Ch$57,024 million (US$76.2 million).

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2017, 2018 and 2019, in millions of Chilean pesos. Amounts relating to inter-company transactions have not been removed for purposes of this table.

	As of and for the Year Ended December 31,
	2017			2018			2019
			Net			Net			Net
	Assets	Equity	Income	Assets	Equity	Income	Assets	Equity	Income
	(in millions of Ch$)
Itaú Corredores de Bolsa S.A.(1)	118,651	42,567	(515)	200,158	40,998	546	293,808	41,760	1,484
Itaú Adm. General de Fondos S.A.(2)	15,870	11,084	4,951	15,195	12,922	6,790	16,008	13,649	7,516
Itaú Asesorías Financieras Ltda.(3)	2,865	1,773	1,590	11,798	6,803	8,321	9,051	8,494	6,683
Itaú Corredores de Seguros S.A.(4)	20,589	13,666	7,421	43,025	27,043	19,630	52,838	42,774	24,565
Itaú Chile Corredora de Seguros Limitada(4)	18,965	12,389	9,796	—	—	—	—	—	—
Corp Legal S.A.(5)	1,819	1,815	(491)	125	125	(229)	—	—	—
Recaudaciones y Cobranzas S.A.(6)	3,833	1,211	91	3,842	1,316	105	3,462	2,824	1,508
Itaú Corredor de Seguros Colombia S.A.	3,826	1,898	(25)	3,468	2,047	73	3,982	2,387	623
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria	12,652	12,268	945	13,119	12,906	189	14,943	14,484	718
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	19,188	15,807	2,916	17,941	16,137	2,495	24,308	20,941	3,714
Itaú Comisionista de Bolsa S.A.	12,303	7,214	352	17,748	9,174	1,685	12,919	11,243	1,449
Itaú Bank (Panamá) S.A.	355,330	61,570	5,026	416,786	71,548	2,449	446,771	89,266	8,620
Itaú Casa de Valores S.A.(7)	570	450	(12)	679	556	92	1,039	755	144

(1)	On January 1, 2017, Itaú BBA Corredor de Bolsa Limitada merged into Itaú Corpbanca Corredores de Bolsa S.A. The legal name of the merged entity was changed to “Itaú Corpbanca Corredores de Bolsa S.A.” and the commercial name was changed to “Itaú Corredores de Bolsa.” On August 1, 2018 “Itaú CorpBanca Corredores de Bolsa S.A.” changed its legal name to “Itaú Corredores de Bolsa Ltda.”

(2)	On December 29, 2017, Itaú Chile Administradora General de Fondos S.A. merged into Corpbanca Administradora General de Fondos S.A. The legal name of the merged entity was changed to “Itaú Administradora General de Fondos S.A.” and the commercial name was changed to “Itaú Asset Management.”
(3)	On April 21, 2016, the legal name of Corpbanca Asesorías Financieras S.A. was changed to Itaú Asesorías Financieras S.A. On May 2, 2019 “Itaú Asesorías Financieras S.A.” changed its legal name to “Itaú Asesorías Financieras Ltda.”
(4)	On April 1, 2018, Itaú Chile Corredora de Seguros Limitada merged into Corpbanca Corredores de Seguros S.A. The legal name of the merged entity was changed to “Itaú Corredores de Seguros S.A.” and the commercial name was changed to “Itaú Corredores de Seguros.”
(5)	On May 20, 2019, Corp Legal was dissolved.
(6)	On October 25, 2017, the legal name of “Recaudaciones y Cobranzas S.A.” was changed to “Itaú Corpbanca Recaudaciones y Cobranzas S.A.” On November 5, 2018 “Itaú CorpBanca Recaudaciones y Cobranzas S.A.” changed its legal name to “Recaudaciones y Cobranzas Ltda.”
(7)	On January 27, 2020, Itaú Casa de Valores S.A. was sold.

Itaú Corredores de Bolsa Ltda. (formerly Itaú Corpbanca Corredores de Bolsa S.A.)

Our subsidiary Itaú Corredores de Bolsa Ltda., or ICB, is a member of the Santiago Stock Exchange and is registered with the CMF as a security broker. ICB’s primary activities are providing brokerage services in equities and fixed income. ICB’s net income was Ch$1,484 million for the year ended December 31, 2019. ICB had assets under custody of Ch$438 billion as of December 31, 2019. For the year ended December 31, 2019, ICB’s net income increase was driven by the fall in the interest rate curve benefiting the prices of the fixed income securities portfolio, since ICB’s investment policy is to invest its shareholders equity in fixed income securities only.

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

Itaú Administradora General de Fondos S.A.

Itaú Administradora General de Fondos S.A., or IAGF complements our banking services offered to our individual and corporate clients. IAGF’s currently provides asset management services to individual, corporate and institutional clients. For the years ended December 31, 2017, 2018 and 2019, IAGF had net income of Ch$4,951 million, Ch$6,790 million and Ch$7,516 million, respectively. IAGF had total assets of Ch$15,870 million, Ch$15,195 million and Ch$16,008 million as of December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, IAGF managed 26 mutual funds, including equity funds, fixed income funds and ETFs and had total assets under management amounting to Ch$2,460 billion, an increase of Ch$247 billion as compared to December 31, 2018. During 2019, IAGF experienced an increase of 10.69% in net income, explained primarily by an increase in volume driven by a simpler commercial offer focused on our competitive advantages.

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

Itaú Asesorías Financieras Ltda.

Itaú Asesorías Financieras Ltda., or IAF, provides a broad range of financial advisory services to a variety of corporations and government agencies, including those services related to debt restructurings, syndicated loans, structured loans, structured investment funds, bilateral grants, mergers and acquisitions, privatizations and company valuations. For the year ended December 31, 2019, IAF had net income of Ch$6,683 million. IAF had total assets of Ch$9,051 million as of December 31, 2019.

Itaú Corredores de Seguros S.A.

In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary Itaú Corredores de Seguros S.A., or ICS, offers a full line of insurance products. Many of these products complement our banking services by offering clients unemployment and life insurance related to personal loans, as well as insurances in connection with mortgage loans. Through ICS, we also provide non-credit-related insurance to existing clients and the general public. For the year ended December 31, 2019, ICS had net income of Ch$24,565 million. ICS had total assets of Ch$52,838 million as of December 31, 2019.

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

Corp Legal S.A.

Corp Legal S.A. was created in 2007 to provide standard legal services to Itaú Corpbanca, its subsidiaries and its clients. On May 20, 2019, Corp Legal S.A. was dissolved.

Recaudaciones y Cobranzas Ltda.

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

During 2015, ISS Colombia completed the implementation of new custody software and became the first custodian to be certified with the Colombia Stock Exchange for the automation of processes for the development of the custodian activities. Its operations have grown from a value of assets under custody of COP $5,155 million (Ch$1,112 million) as of December 31, 2016, to COP $6,520 million (Ch$1,455 million) as of December 31, 2017, to COP $9,472 million (Ch$2,011 million) as of December 31, 2018 and to COP $ 12,014,496 million (Ch$2,744,110 million) as of December 31, 2019 . The value of assets under local and global custody were COP $7,379,969 million (Ch$1,685,585 million) and COP $4,634,527 million (Ch$1,058,526 million), respectively, as of December 31, 2019. ISS has contracts with entities in Panama, Mexico, Brazil and Luxembourg for global custody arrangements.

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

Itaú Casa de Valores S.A.

Itaú Casa de Valores (Panamá) S.A. was a Panamanian corporation (sociedad anónima) that acted as a brokerage firm. It has its main domicile in Panama City and was regulated by the Panamanian Superintendency of Securities Market. On January 27, 2020, Itaú Comisionista de Bolsa Colombia S.A., a subsidiary of Itaú Corpbanca Colombia S.A., completed the selling of 100% of its share ownership in Itaú Casa de Valores S.A.

Itaú Corredor de Seguros Colombia S.A.

Itaú Corredor de Seguros Colombia S.A. is a Colombian corporation (sociedad anónima), which acts as an insurance broker. It has its main domicile in the city of Bogota, D.C., Colombia, and the Colombian Superintendency of Finance regulates it.

On November 5, 2019, Itaú Corpbanca signed a share purchase agreement in which it committed to acquire 20% of the shares that Helm LLC holds in Itaú Corredor de Seguros Colombia S.A. The acquisition of the shares of Itaú Corredor de Seguros Colombia S.A. by Itaú Corpbanca is subject to the corresponding regulatory approvals, including the approval from the CMF.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

On a consolidated basis, Itaú Corpbanca is not dependent on sources or availability of raw materials.

DISTRIBUTION CHANNELS, ELECTRONIC BANKING AND TECHNOLOGY

Itaú Corpbanca

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, traditional branches, mobile banking, internet banking and telephone banking. As of December 31, 2019, we operated 194 branch offices in Chile and New York, which includes 139 branches operating as Itaú (24 exclusively for Itaú Personal Bank), 54 branches operating as Banco Condell, our consumer finance division (30 exclusive Condell branches and 24 integrated branches). In 2019 we launched two digital branches, one for Personal Bank and the other focused on Itaú Sucursales. We believe that this reinforces our digital strategy by improving our customers’ experience through digitalized channels. We also have one branch in New York.

In addition, as of December 31, 2019, we owned and operated 424 ATMs in Chile, and our customers have access to 7,570 ATMs (including Banco del Estado de Chile’s ATMs) in Chile through our agreement with Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Our branch system serves as the main distribution network for our full range of products and services.

We offer internet and mobile banking to our customers 24 hours a day through our password-protected internet site, www.itau.cl. Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2019, we had 90% of our individual customers and 74% of our SME customers with checking accounts who have activated internet or mobile application passwords in Chile, allowing them to access our internet banking services. We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks. We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

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

As of December 31, 2019, Itaú Corpbanca Colombia operated 127 branch offices in Colombia and Panama and 147 ATMs in Colombia, also providing its customers with access to 16,529 additional ATMs through Colombia’s other financial institutions as of December 31, 2019. Itaú Corpbanca Colombia utilizes different sales channels including account executives, telemarketing and the internet to attract new clients. Itaú Corpbanca Colombia’s branch system serves as the main distribution network for its full range of products and services.

Itaú Corpbanca Colombia offers internet banking to its customers 24 hours a day through its password-protected internet site, www.itau.co. Itaú Corpbanca Colombia’s internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2019, Itaú Corpbanca Colombia had 115 thousand customers with activated internet passwords who use the electronic banking service, allowing them to access Itaú Corpbanca Colombia’s internet banking services. Itaú Corpbanca Colombia is a member of ACH Colombia S.A. and Cenit S.A., organizations that facilitate electronic banking transactions on behalf of its customers as well as other Colombian banks. Itaú Corpbanca Colombia also provides its customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

During 2018, Itaú Corpbanca Colombia successfully completed the migration of former Corpbanca Colombia’s platform to the proprietary platform, now having all of its customers in the same technological platform. The Bank offers on-line banking for individuals and commercial customers, and an app targeted for the consumer banking clients.

PATENTS, LICENSES AND CONTRACTS

Itaú Corpbanca is not dependent on patents or licenses, nor is it substantially dependent on any industrial, commercial or financial contracts (including contracts with customers or suppliers).

COMPETITION

Competition in Chile

Description of the Chilean Financial System. The Chilean financial services market consists of a variety of largely distinct sectors. The most significant sector, commercial banking, includes 17 privately-owned banks and one state-owned bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity. In 2019, five private sector banks along with the state-owned bank together accounted for 86.8 % of all outstanding loans by Chilean financial institutions as of December 31, 2019: Banco Santander-Chile (18.0%), Banco de Chile (16.5%), Banco de Crédito e Inversiones, or Bci (14.0%), Scotiabank Chile (14.0%), Itaú Corpbanca (10.1%), and Banco del Estado de Chile (14.2%). All market share statistics in this paragraph are presented as reported to the CMF calculated under local regulatory and accounting principles on an unconsolidated basis.

Financial System Evolution in Chile. The Chilean banking system has experienced a consolidation process in the past decades with mergers and acquisitions of banking entities in line with global trends.

Following rapid consolidation among Chilean banks commencing in the late 1990s through today, the market has become characterized by fewer larger players. Our principal competitors in Chile are Banco de Chile, Banco Santander-Chile, Bci and Scotiabank Chile. Acquisitions of non-banking credit card and consumer loans businesses between 2018 and 2019 such as Promotora CMR by Banco Falabella, Walmart Servicios Financieros by Bci and Santander Consumer by Banco Santander-Chile have increased competition in the credit card and consumer business. As compared to other Chilean banks, we believe our position in the Chilean banking industry enables us to compete with international banks seeking to provide loans to companies operating in Chile, especially since we have scale and resources to grow and compete more effectively. Additionally, we have a unique control and support from a leading institution such as Itaú Unibanco. Itaú Corpbanca will be able to expand its banking products’ offering through proven segmentation and digital models.

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

Further, we face competition in our mortgage and consumer loans businesses from insurance companies, which have been permitted to grant mortgage loans. In addition to the other banks that operate in Chile, our main competitors in the credit card business are department stores and other non-banking businesses involved in the issuance of private-label credit cards. We intend to remain competitive in the mortgage loan services and credit card markets through product innovation.

We also experience competition from banks that provide international private banking services such as JPMorgan Chase and BNP Paribas, among others. We believe our main competitive advantage in our private banking has been our ability to provide our customers with tailored lending products and responses to their needs as soon as possible. Our lower income retail banking, Banco Condell, competes with consumer finance divisions of other banks such as CrediChile and Banco Nova, among others, as well as certain consumer credit providers, including department stores. We believe that the main competitive advantage of our Banco Condell area is our ability to provide responses as soon as possible, know our customers’ needs and provide a fair price structure.

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

One of the recent changes in the Colombian banking system has been the arrival of the Itaú brand. On April 1, 2016, Corpbanca in Chile (at the time, the parent company of Banco Corpbanca Colombia) and Itaú Chile merged, resulting in the bank Itaú Corpbanca. Such operation changed the controlling shareholder of the Banco Corpbanca Colombia. As part of the integration and technological migration plan, Banco Corpbanca Colombia introduced the Itaú brand in the previous Helm-branded branches and changed its corporate name to Itaú Corpbanca Colombia S.A. For the Corpbanca-branded branches the migration towards Itaú was completed in stages beginning in the second half of 2017 and ending in the first quarter of 2018. In addition, according to the Transaction Agreement with Itaú Unibanco, and its amendment dated January 20, 2017, Itaú Corpbanca Colombia acquired the assets and liabilities of Itaú BBA Colombia S.A. Corporación Financiera on June 16, 2017. The transaction was approved by the shareholders of Itaú Corpbanca Colombia on December 21, 2016, by the shareholders of Itaú BBA Colombia on November 15, 2016, by Helm LLC (in its capacity of minority shareholder of Itaú Corpbanca Colombia), and by the Colombian Financial Superintendency on April 7, 2017.

Following a stable 2017, 2018 brought a change involving two players of the Colombian banking system, with Citibank Colombia´s decision to sell its retail business, including individuals and small enterprises, to Scotiabank Colpatria. Such operation was approved by the Colombian Financial Superintendency on June 18, 2018.

During 2019, Banco Serfinanza began operating as a new commercial bank in Colombia when the former financing company Serfinanza received authorization from the CFS to function as a bank. This approval was granted on February 4, 2019.

In terms of presence, Colombian banks have been expanding abroad over the last decade, mostly in Central America. One example is the acquisition of BAC-Credomatic (which has operations in several countries in Central America) by Banco de Bogotá, with Davivienda and Bancolombia also having made similar investments aiming to grow their businesses.

As of December, 2019, and according to the Colombian Superintendency of Finance, the main actors in the local financial system were the Central Bank of Colombia, 26 commercial banks (15 domestic private banks, 10 foreign banks, and one domestic state-owned bank), 5 finance corporations and 13 financing companies (two leasing companies and 11 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouses, special state-owned institutions, and pension and severance pay funds also participate in the Colombian financial system.

Regulatory matters. On August 6, 2018, the Colombian Ministry of Finance and Public Credit issued Decree 1477 and on August 6, 2019 issued Decree 1421, regulating the standards of capital for credit institutions under Basel III, with initial implementation date on February 2020. Its content covers the following areas: (a) alignment in the definitions of capital ratio; (b) an update in the measurements of the Risk-Weighted Assets (RWA); (c) implementation of buffers; and (d) leverage ratio. Additionally, on August 6, 2019 the Ministry of Finance issued Decree 1421, including capital charges for Operational Risk and postponing to January 2021 the beginning of the transition of capital requirements presented by Decree 1477. On September 6, 2019, the CFS published the instructions and methodology for the calculations of the capital ratio. The transition towards the new regulation will begin on January 2021 and will be completed by January 2024, period in which banks will have to meet the new limits and buffers for the capital ratios. See “Item 4. Information on the Company—B. Business Overview—Colombian Banking Regulation and Supervision—Regulatory Developments in Colombia.”

Financial System Evolution in Colombia during 2018 and 2019. 2019 was a year of moderate growth for the Colombian financial services sector. The inflation rate decreased throughout the year ended at 3.8% as of December 31, 2019, within the Central Bank’s target range of 2% to 4%. The reference interest rate remained stable at 4.25% throughout 2019. As of December 2019, banks increased their gross loans by 7.9% as compared to a growth rate of 6.0% in 2018 and 6.1% in 2017. Similarly, deposits grew 7.9% as compared to December 31, 2018.

The Colombian banking system’s level of past-due loans as a percentage of the system’s total loan portfolio continued increasing over the first half of 2019, peaking at 4.7% in July 2019. The second half of the year showed signs of recovery and the ratio decreased to 4.3% as of December 2019, slightly below the 4.5% registered for December 2018. The growth rate of past due loans above 30 days was 2.4% as of December 2019, after reaching 12.3% for the year 2018. Coverage, measured as the ratio of allowances to past-due loans, ended December 2019 at 142.4%, compared to 137.3% at the end of 2018.

As of December 2019, the demand for business, small business and consumer loans slowed down as compared to December 2018. Business loans grew 3.1% after registering 3.3% the previous year, small business loans grew 3.0%, after a growth of 3.4% in 2018, and consumer loans increased by 16.6% after an increase rate of 8.8% the previous year. On the other hand, the gross amount of mortgage loans increased 9.8%, compared to 12.2% in 2018.

During 2019, lending increased in the Colombian banks system’s structure. Net loans increased from 66.4% of total assets at the end of 2018 to 66.6% as of December 2019. Investment portfolio and derivatives, as a percentage of total assets, increased from 18.5% at the end of 2018 to 18.9% at the end of 2019.

As of December 31, 2019, the Colombian financial sector recorded COP$785,785,493 million in total assets, representing a 7.2% increase as compared to December 31, 2018. The Colombian financial system’s total composition of assets shows banks hold a market share of 95.5%, followed by financial corporations at 2.3%, financing companies at 1.4%, financial cooperatives at 0.5%, and financing companies specialized in financial leasing at 0.3%.

As of December 31, 2019, the capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 15.4% (including banks, finance corporations, financing companies and cooperative entities), decreasing 90 basis points when compared to December 2018, well above the minimum legal requirement of 9%.

Loans

As of December 31, 2018 and 2019, our gross consolidated loan portfolio was Ch$21,548,899 million and Ch$23,199,360, respectively, as reported to the CMF calculated under local regulatory and accounting principles. This placed us as the fifth largest financial institution among private Chilean banks and sixth place among all banks operating in Chile. Our gross consolidated loan portfolio represented 10.1% of the market for loans in the Chilean financial system (comprising all commercial banks) as of December 31, 2019. In 2019, our loan portfolio increased 7.7% driven primarily by a stable performance in terms of our commercial loans with growth in our mortgage and consumer loans, in connection with our strategy to expand our retail business.

The following table sets forth the aggregate outstanding loans for us and the five other private sector banks with the largest market shares in Chile as of December 31, 2017, 2018 and 2019, based on information as reported to the CMF calculated under local regulatory and accounting principles:

	Bank Loans(1)
	As of December 31,
	2017	2018	2019
	(in millions of Ch$)
Banco Santander-Chile	27,563,229	30,266,929	32,716,883
Banco de Chile	25,439,535	27,914,322	30,019,470
Banco de Crédito e Inversiones (Bci)	24,531,460	30,099,862	33,880,778
Itaú Corpbanca(2)	20,439,448	21,548,899	23,199,360
Banco Bilbao Vizcaya Argentaria, BBVA(3)	9,702,467	—	—
Scotiabank Chile(3)	10,448,203	22,823,339	25,347,159
Others	38,352,083	44,375,257	49,736,187
Total	156,476,425	177,028,608	194,899,837

Source: CMF monthly consolidated financial information

(1)	Excludes interbank loans.
(2)	The amounts under IFRS for 2017, 2018 and 2019 are Ch$20,382,605 million, Ch$21,482,490 million and Ch$23,134,814 million, respectively.
(3)	Figures for 2018 only attributed to Scotiabank Chile after the merger with Banco Bilbao Vizcaya Argentaria.

Deposits

We had consolidated deposits of Ch$16,493,635 million as of December 31, 2019, as reported under local regulatory and accounting principles, which consisted of our checking accounts, bankers’ drafts, savings accounts, time deposits and other commitments. Our market share of 9.0% for deposits and other obligations as of such date ranks us in fifth place among private sector banks in Chile.

The following table sets forth the aggregate deposits for us and the five other private sector banks with the largest market share as of December 31, 2017, 2018 and 2019, based on information as reported to the CMF calculated under local regulatory and accounting principles:

	Bank Deposits and Other Obligations(1)
	As of December 31,
	2017	2018	2019
	(in millions of Ch$)
Banco Santander-Chile	19,682,111	21,809,236	23,490,249
Banco de Chile	18,983,484	20,240,662	22,182,751
Banco de Crédito e Inversiones (BCI)	20,226,470	24,551,315	27,553,455
Itaú Corpbanca	14,206,910	14,421,586	16,493,635
Banco Bilbao Vizcaya Argentaria Chile (BBVA)(2)	6,810,027	—	—
Scotiabank Chile(2)	7,024,759	14,927,861	15,989,560
Others	40,206,196	42,974,991	46,511,133
Total	127,139,957	138,925,651	152,220,783

Source: CMF monthly consolidated financial information

(1)	Our aggregate deposits as calculated under IFRS for the years ended December 31, 2017, 2018 and 2019 were Ch$14,206,910 million, Ch$14,421,586 million and Ch$16,493,635 million, respectively.
(2)	Figures for 2018 only attributed to Scotiabank Chile after the merger with Banco Bilbao Vizcaya Argentaria.

Shareholders’ Equity

We were the fourth largest among private sector banks in Chile with Ch$3,346,102 million in shareholders’ equity (excluding net income and provision for mandatory dividends) as of December 31, 2019, as reported to the CMF calculated under local regulatory and accounting principles.

The following table sets forth the level of shareholders’ equity for us and the five largest private sector banks in Chile (measured by shareholders’ equity) as of December 31, 2017, 2018 and 2019, based on information as reported to the CMF calculated under local regulatory and accounting principles:

	Shareholders’ Equity(1)(2)
	As of December 31,
	2017	2018	2019
	(in millions of Ch$)
Banco Santander-Chile	2,670,809	3,239,546	3,390,823
Banco de Chile	2,842,609	3,304,152	3,528,222
Banco de Crédito e Inversiones (BCI)	2,467,862	3,457,509	3,791,478
Itaú Corpbanca(3)	3,149,663	3,324,531	3,346,102
Banco Bilbao Vizcaya Argentaria Chile (BBVA)(4)	844,129	—	—
Scotiabank Chile(4)	827,611	2,013,539	2,038,149
Others	4,083,895	3,185,318	2,203,398
Total	16,886,578	18,524,595	18,298,172

Source: CMF monthly consolidated financial information

(1)	Shareholders equity = Equity attributable to shareholders excluding net income and provision for mandatory dividend.
(2)	For comparison purposes with other banks, the information is presented under standards issued by the CMF.
(3)	The amounts under IFRS, excluding net income and provision for mandatory dividends, for the years ended December 31, 2017, 2018 and 2019 were Ch$3,160,890 million, Ch$3,099,761 million and Ch$3,156,329 million, respectively.
(4)	Figures for 2018 only attributed to Scotiabank Chile after the merger with Banco Bilbao Vizcaya Argentaria.

CHILEAN BANKING REGULATION AND SUPERVISION

General

In Chile, only banks may maintain checking accounts for their customers and accept time deposits. The principal financial institutions regulators in Chile are the CMF and the Central Bank of Chile. Chilean banks are primarily subject to the Chilean General Banking Act and secondarily, to the extent not inconsistent with such statute, the provisions of the Ley 18.046 sobre Sociedades Anónimas or the Chilean Corporations Act governing public corporations, except for certain provisions which are expressly excluded.

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

Following the Chilean banking crisis of 1982 and 1983, the CMF assumed control of 21 financial institutions representing approximately 51% of the total loans in the banking system. As part of the solution to this crisis, the Central Bank of Chile acquired from financial institutions a certain portion of their distressed loan portfolios, at the book value of such loan portfolios. Each institution then repurchased such loans at their economic value (which, in most cases, was much lower than the book value at which the Central Bank of Chile had acquired the loans) and the difference was to be repaid to the Central Bank of Chile out of future income. Pursuant to Law No. 18,818, which was passed in 1989, this difference was converted into a subordinated obligation with no fixed term, known as deuda subordinada or subordinated debt, which in the event of liquidation of the institution, would be paid after the institution’s other debts had been paid in full.

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

CMF

On June 1, 2019, the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras or SBIF) as former banking regulator, was replaced by the Commission for the Financial Market (Comisión para el Mercado Financiero or CMF). The CMF is an independent Chilean governmental agency responsible for overseeing the correct functioning, development and stability of the financial market, facilitating the participation of market agents and promoting the protection of the public interest. It is in charge of regulating and supervising banks and the entities part of the securities and insurance market. With respect to banks, the main responsibilities of the CMF are to authorize the incorporation of new banks and to interpret and enforce, with broad powers, legal and regulatory requirements applicable to Chilean banks and other entities. Furthermore, in case of non-compliance with such legal and regulatory requirements, the CMF may impose sanctions, including fines payable by the directors, managers and employees of a bank as well as the bank itself. In extreme cases it can appoint, by special resolution with the prior approval of the board of directors of the Central Bank of Chile, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s by-laws (including, increase in its capital).

The CMF examines all banks from time to time, generally at least once a year. Banks are also required to submit monthly unaudited consolidated and unconsolidated financial statements to the CMF and publish their quarterly and annual financial statements in a newspaper with countrywide coverage. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF. Financial statements as of December 31 of any given year must be audited. A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the CMF for review.

The CMF must approve in advance any direct or indirect acquisition of more than 10% of the share capital of a bank. The absence of such approval will cause the acquirer to lose the voting rights of such shares. The CMF may only refuse to grant its approval based on specific grounds set forth in the Chilean General Banking Act and its regulations.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the Chilean General Banking Act: making loans, accepting deposits, issuing bonds, engaging in certain international operations, performing specially entrusted activities (Comisiones de Confianza) and, subject to limitations, making investments and performing financial services related to banking. Investments are restricted to real estate and physical asset for the bank’s own use, gold, foreign exchange and debt securities. In addition, local banks are allowed to engage in certain derivatives such as options, swaps and forward contracts over certain underlying assets. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, factoring, securitization, financial advisory and leasing activities. Subject to specific limitations and the prior approval of the CMF and the Central Bank of Chile, Chilean banks may own majority or minority interests in foreign banks.

Deposit Insurance

In Chile, the government guarantees up to 90% of the aggregate amount of certain time deposits held by individuals in the Chilean banking system. The government guarantee covers those obligations with a maximum value of UF120 per person (Ch$3.4 million or US$4,537 as of December 31, 2019) in each calendar year.

Reserve Requirements

Deposits are subject to a reserve requirement (Encaje) of 9% for all demand deposits and obligations that are payable on demand, and 3.6% for time deposits and deposits in savings accounts in any currency of any term, judicially ordained deposits, and any other deposit (Captación) for a term of up to one year. For purposes of calculating this reserve requirement, banks are authorized to make certain daily deductions from their liabilities in Chilean pesos, the most relevant of which include:

●	cash clearance account, which should be deducted from demand deposits for calculating reserve requirements;
●	certain payment orders issued by pension providers; and
●	the amount subject to “technical reserve” (as described below), which can be deducted from reserve requirements.

In the case of liabilities in foreign currency, banks are authorized to deduct for this purpose the amounts mentioned in the first and third bullet above.

The Central Bank of Chile has statutory authority to require banks to maintain reserves of up to an average of 40% for demand deposits and up to 20% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy. In addition, according to the Chilean General Banking Act and the regulations issued by the CMF and the Central Bank of Chile, Chilean banks must maintain a technical reserve (Reserva Técnica) of 100% of all deposits and obligations a bank has acquired in its financial business that are payable on demand, except for obligations with other banks, whenever such deposits and obligations exceed 2.5 times their basic capital net equity (Patrimonio Efectivo). This technical reserve must be calculated daily, and must be kept in deposits in the Central Bank of Chile or documents issued by the Central Bank of Chile or the Chilean Treasury with a maturity date of no more than 90 days of any term. If the technical reserve is breached, the bank is sanctioned with a fine calculated by applying the maximum conventional interest rate (Interés Máximo Convencional) for non-adjustable transactions (Operaciones no Reajustables) to the daily deficit; provided, however, that the CMF may decide not to apply this fine if the deficit lasts up to three business days and the bank has not incurred in further deficits during the same calendar month.

During 2015, the Central Bank of Chile published a final version of new liquidity standards for local banks, based on Basel III guidelines. The CMF is the institution empowered to put these guidelines into practice and monitor them on an ongoing basis. Accordingly, the CMF released a set of new liquidity requirements for banks (Circular No. 3,585) on July 31, 2015. These guidelines established reporting requirements for local banks with respect to management and measurement of banks’ liquidity positions, compelling banks to share financial information with the regulator and the general public regarding liquid assets, liabilities, concentration of financial instruments by type of liability and counterparty and weighted maturity by type of liability, among other metrics. The most significant liquidity ratios that will eventually be adopted by Chilean banks are:

●	Liability concentration per institutional and wholesale counterparty. Banks will have to calculate the percentage of their liabilities coming from institutional and wholesale counterparties, including ratios regarding renovation, renewals, restructurings, maturity and product concentration of these counterparties.
●	Liquidity coverage ratio (LCR), which measures the percentage of liquid assets over net cash outflows. The new guidelines also define liquid assets and the formulas for calculating net cash outflows.
●	Net Stable Funding Ratio (NSFR) which will measure a bank’s available stable funding relative to its required stable funding. Both concepts are also defined in the new regulations.

The first stage of these new liquidity requirements was implemented to improve the information relating to the actual situation of banks without imposing specific limits, except liquidity mismatches for 30 and 90-day periods, for which thresholds with respect to the capital of banks are already in place. On December 28, 2018, the CMF released an update on the liquidity requirements (Circular No. 3,644), which established a limit of 60% for the LCR as of January 1, 2019. The LCR limit will increase 10% per year until it reaches 100% in 2023.

Minimum Capital

Under the Chilean General Banking Act, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$22,648.0 million or US$30.2 million as of December 31, 2019).

Capital Adequacy Requirements

According to the Chilean General Banking Act (as amended from time to time, including without limitation, by Law No. 21,130) and the Regulations of the CMF, as a general rule, the capital and reserves of a bank, or basic capital, cannot be less than (y) 4.5% of its risk weighted assets and (z) 3% of its total assets, in both cases, net of allowances, and its “effective net equity” cannot be less than 8% of its risk-weighted assets net of required loan loss allowances, as calculated in accordance with Chilean Bank GAAP. See “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information” in this Annual Report for additional information regarding events in which a higher effective net equity and/or a higher basic capital may be required and detail on certain regulations that are expected to be issued by the CMF during 2020, which may impose additional capital and reserve requirements.

Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it does not deduct goodwill or intangible assets.

Regulatory capital or “effective net equity” is defined as the aggregate of:

●	a bank’s paid-in capital and reserves;
●	bonds issued without a maturity date and preferred stock issued once the CMF issues a regulation authorizing their issuance. These instruments shall be valued at their issue price, for an amount up to one third of its basic capital;
●	its subordinated bonds, valued at their placement price (but decreasing by 20% for each year during the period commencing six years prior to maturity), for an amount up to 50% of its basic capital;
●	goodwill or premiums, paid balances and investments in companies that are not part of the consolidation, which shall be deducted;

●	its voluntary allowances for loan losses for an amount of up to 1.25% of risk-weighted assets. Note that the CMF shall issue regulations setting forth (i) the standardized methodology for calculating risk-weighted assets, and (ii) in the event of banks authorized to use their own methodologies, the requirements to use and implement them. Once such regulation is issued, voluntary allowances shall be considered up to the following amounts: (y) up to 1.25% of its credit risk weighted assets, if standard methodologies are applied or (z) 0.625% in the event non-standard methodologies are applied;
●	minority interests of up to 20% of the basic capital (provided that if such minority interests exceed 20%, only 20% will be taken into account); and
●	other adjustments as instructed by the CMF.

In cases where a limit is required to be applied on an unconsolidated basis, capital attributable to subsidiaries and foreign branches shall be excluded.

Pursuant to Transitory Article First of Law No. 21,130, until the date in which the CMF issues the regulations that shall set forth (i) the standard methodology for calculating risk-weighted assets and (ii) in the event of banks authorized to use their own methodologies, the requirements to use and implement them, a five-category risk classification system will be applied to bank assets that is based on the Basel Committee recommendations.

As provided in Article 68 of the Chilean General Banking Act, if a bank fails at any time to meet the legal requirements relating to the maintenance of regulatory capital (which is comprised of effective net worth and basic capital, as both concepts are defined in Article 66 of the Chilean General Banking Act and Chapter 12-1 of the Regulations of the CMF), the bank would have to comply with such legal requirements within a period of 60 days. Further, if the bank fails to comply with such legal requirements, it would be subject to the sanctions set forth in Title III of Law No. 21,000 which created the CMF (i.e., the CMF may impose one or more of the following sanctions: (i) censure; (ii) fines up to the following amounts: (x) UF 15,000 (approximately US$424.6 as of December 31, 2019), but in the event the entity is sanctioned for breaches of similar nature before, the amount of the fine could be up to five times the aforementioned amount, (y) 30% of the irregular operation or (z) double of the benefits realized as a result of the irregular operation; and/or (iii) the revocation of its authorization of existence).

Lending Limits

Under the Chilean General Banking Act, Chilean banks are subject to certain lending limits, including the following:

●	a bank cannot extend to any entity or individual, directly or indirectly, unsecured credit in an amount that exceeds 10% of the bank’s effective net equity, or in an amount up to 30% of its effective net equity if the excess over 10% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign currency export trade financing, the ceiling for secured credits is also established at 30%. In the case of financing infrastructure projects built through the concession mechanism, the 10% ceiling for unsecured credits is 15% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession, while the ceiling for secured credits remains at 30%;
●	a bank cannot extend loans to another bank subject to the Chilean General Banking Act in an aggregate amount exceeding 30% of the effective net equity of the lender bank;
●	the total amount of loans granted by a bank to a group of persons or entities belonging to the same business group (grupo empresarial) as this term is defined in Title XV of the Chilean Securities Market Act, cannot exceed 30% of the actual equity of the lending bank. For these purposes, the loans mentioned in the preceding bullet shall not be considered;

●	a bank cannot directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;
●	a bank cannot lend, directly or indirectly, to a director or any other person who has the power to act on behalf of such bank; and
●	a bank cannot grant loans to related parties (which relation can arise from management or for ownership reasons, including holders of more than 1% of its shares, except in the case of companies which are actively traded on the Santiago Stock Exchange, like Itaú Corpbanca, in which case the limit is 5%) on more favorable terms than those generally offered to non-related parties. In addition, the aggregate amount of loans to a single group of related parties cannot exceed 5% of the bank’s effective net equity or 25% if the excess thereof is secured by certain assets with a value equal to or greater than such excess, or by certain other collateral specified in the Chilean General Banking Act. The definitions of “related” and “group” for these purposes are determined by the CMF. The aggregate amount of all credits granted to related parties of the bank cannot exceed its effective net equity.

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

Allowance for Loan Losses

Chilean banks are required to provide to the CMF detailed information regarding their loan portfolio on a monthly basis. The CMF examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines. Banks must classify and evaluate their credits portfolio pursuant to the rules issued by the CMF. However, a bank may request the authorization of the CMF to use its own internal evaluation model for groups, to the extent they comply with certain requirements.

Classification of Banks and Loan Portfolios

Solvency and Management. Chilean banks are classified into categories I through V based on their solvency and management ratings. The classification of each bank is confidential.

●	Category I: This category is reserved for financial institutions that have been rated level A in terms of solvency and management.
●	Category II: This category is reserved for financial institutions that have been rated (1) level A in terms of solvency and level B in terms of management, (2) level B in terms of solvency and level A in terms of management, or (3) level B in terms of solvency and level B in terms of management.
●	Category III: This category is reserved for financial institutions that have been rated (1) level B in terms of solvency and level B in terms of management for two or more consecutive review periods, (2) level A in terms of solvency and level C in terms of management, or (3) level B in terms of solvency and level C in terms of management.

●	Category IV: This category is reserved for financial institutions that are rated level A or B in terms of solvency and have been rated level C in terms of management for two or more consecutive review periods.
●	Category V: This category is reserved for financial institutions that have been rated level C in terms of solvency, irrespective of their management rating level.

With respect to solvency, banks are qualified as level A, B and C.

A bank fits within level A if (y) it complies with the general minimum effective net equity and basic capital requirements and (z) with the following additional requirements (if applicable), once they go into effect:

i.	An additional basic capital equal to 2.5% of its risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement will go into effect progressively during a four year term at a ratio of 0.625% per year, starting on the date in which the CMF issues the regulations concerning the methodologies for risk weighting the assets; and
ii.	An additional basic capital up to 2.5% of its risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement may be imposed by the Central Bank of Chile on a general basis applicable to all banking institutions, as a contra-cyclical measure. The CMF shall issue a regulation setting forth the conditions that may trigger the application of this additional capital requirement.

A bank fits within level B, if it complies with the general minimum effective net equity and basic capital requirements, but not with the additional requirements outlined in the preceding paragraph, once they go into effect.

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

Suspension of interest income and inflation-indexation adjustments recognition. Financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio. IFRS 9 and IAS 39 did not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. As of January 1, 2018, the Bank adopted IFRS 9. Under IFRS 9, interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or “Stage 3”), for which interest revenue is calculated by applying the effective interest rate to their amortized cost (i.e., net of the ECL provision). Off-balance interests are recorded as interest income only if the Bank receives the related payments.

Loan loss allowances. Prior to the adoption of IFRS 9 on January 1, 2018, we calculated loan loss allowances in accordance with IAS 39. The main difference between Chilean Banking GAAP and IFRS 9 and IAS 39 regarding loan loss allowances is that loan loss allowances under Chilean Banking GAAP are calculated using expected loss models based on specific guidelines set by the CMF, which in turn are based on an expected losses approach while IAS 39 used an incurred loss approach. According to both Chilean Banking GAAP and IFRS, loan loss allowances are calculated using expected loss models. The models adopted with IFRS 9 used an expected loss approach, however these are not in accordance with specific guidelines under Chilean Banking GAAP given by the CMF. The CMF has not yet adopted IFRS 9 and therefore we have adjusted the consolidated financial statements to fully comply with IFRS standards. The most significant impact of IFRS 9 on our financial statements arises from the new impairment requirements. Impairment losses will increase and become more volatile for financial instruments in the scope of the IFRS 9 impairment model. Based on the assessment made, the total impact of the adoption of IFRS 9 on the opening balance of our equity on January 1, 2018 was Ch$129,025 million (net of tax).

Loans and accounts receivable charge-offs. Under Chilean Banking GAAP, charge-offs of loans and accounts receivable are based on due, past due and current installments, and the term begins at the moment of default, i.e., when the default time of an installment or a portion of a loan reaches the charge-off term established by the CMF in the Compendium of Accounting Standards. The term corresponds to the time elapsed since the date on which payment of all or part of the obligation in default became due. IFRS does not require any such deadline for charge-offs. A charge-off due to impairment would be recorded, if and only if, all efforts at collection of the loan or account receivable had been exhausted. Accordingly, this difference does not materially impact our consolidated financial statements.

Investments in other companies. Under Chilean Banking GAAP, investments in other companies in which the Bank does not exercise significant influence were reclassified and presented as available-for-sale financial investment in accordance with IAS 39 and in some circumstances are accounted for at cost. Under IFRS 9 these investments are reclassified according to the Bank’s intention either as financial instruments at fair value through profit or loss (FVTPL) or fair value through other comprehensive income (FVTOCI).

Assets received in lieu of payment - Other non-current assets held for sale. Under Chilean Banking GAAP it is required that the initial value of assets received in lieu of payment be the value agreed upon with a debtor as a result of the loan settlement or the value awarded in an auction, as applicable. These assets are required to be written off one year after their acquisition, if the assets have not been previously disposed of. IFRS requires that assets received in lieu of payment be initially accounted for at fair value. Subsequently, asset valuation depends on the classification provided by the entity for that type of asset. No deadline is established for charging-off an asset. Assets in lieu of payment were reclassified and recognized in accordance with IFRS 5.

Country risk and contingent loans provisions. Under Chilean Banking GAAP, the Bank establishes provisions for country risk and allowances related to the undrawn available credit lines and contingent loans in accordance with local regulations. IFRS only permits the recognition of allowances based on the incurred loss model until December 31, 2017. Since January 1, 2018, in accordance with IFRS 9, expected credit losses for contingent loans are recorded in our consolidated financial statements.

Improvements in leased properties. As instructed by the CMF, improvements in leased properties should be disclosed together with right-of-use assets under the same line item in the Consolidated Statement of Financial Position. While there is no difference with IFRS in terms of measurement, there is a significant difference in terms of disclosures. These assets have been properly reclassified in the consolidated financial statements.

Deferred taxes. The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to the differences between the carrying amount of assets and liabilities and their tax bases. Due to the adjustments made to the consolidated financial statements, we adjust deferred taxes accordingly.

Capital Markets

Under the Chilean General Banking Act, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. In addition, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advisory services and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the CMF.

Subsidiaries and Affiliated Companies

Chilean banks are authorized to create subsidiaries to engage in (1) brokerage of securities, (2) management of mutual funds, investment funds, offshore funds, housing funds or all the foregoing, (3) insurance brokerage, (4) leasing operations, (5) factoring operations, (6) securitization, (7) financial advisory, (8) custody and transportation of funds, (9) provision of other financial services as authorized by the CMF, (10) real estate leasing, and (11) social security advice. These subsidiaries are regulated by the CMF except with respect to social security, in which case the entities are regulated by the Superintendency of Pensions (Superintendencia de Pensiones) or SAFP. Currently, banks are not authorized to create or engage in the business of insurance companies (other than as insurance brokers) and pension funds or health insurance administrators.

Banks may also, with the prior authorization of the CMF, create and participate in companies exclusively destined to the carrying out of activities in support of the main banking operations, such as payment card operators.

Legal Provisions Regarding Banking Institutions with Financial Instability or Poor Management

Liquidation of Chilean banks may not be ordered in bankruptcy procedures, except when undergoing voluntary liquidation. The Chilean General Banking Act sets forth that if a bank is under certain specific adverse circumstances that are indicative of financial instability or poor management, the bank must (i) immediately inform the CMF of the occurrence of any such circumstance, and (ii) submit to the CMF within five days (extendable up to 10 days), a remediation plan approved by its board of directors. The remediation plan must include concrete measures towards the remediation of the situation affecting the bank and secure its normal operation. The CMF is also authorized to request such remediation plan in the event it becomes aware that a bank has been affected by any such circumstances without having received timely notice thereof from the affected bank. The CMF shall communicate, on a confidential basis, to the Financial Stability Council the bank’s submission of a remediation plan, as well as its approval, rejection and/or comments made by the CMF. The remediation plan submitted by the bank must be approved by the CMF and shall set forth a maximum six-month term from the date of its approval by the CMF for its satisfaction, unless otherwise expressly authorized by the CMF.

Additionally, the bank must provide the CMF with periodic reports as to the implementation of the remediation plan. If the remediation plan includes, as one of its remediation measures, a capital increase, with the prior approval of the CMF, the board of directors of the bank must summon a shareholders meeting to approve such increase. If the shareholders reject the capital increase, or if approved, it is not paid within the approved term, or if the CMF rejects for a second time the conditions to summon the shareholders meeting, the CMF may prohibit the bank for a maximum term of six months, renewable once for the same period, among others, from granting new loans, extending any loans beyond 180 days and releasing or limiting the collateral on existing loans. The Chilean General Banking Act provides that the remediation plan can include a three-year term loan from another bank which will be subordinated to other liabilities of the bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the CMF, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25% of the creditor bank’s effective net equity.

If a bank does not submit a remediation plan, or if the remediation plan is rejected by the CMF, or if the bank breaches any of the measures set forth therein, or has incurred in repeated breaches or fines, or is reluctant to comply with the CMF’s orders or has incurred in any material fact that threatens its financial stability, or if the CMF does not approve the remediation plan, or if such plan is not timely submitted by the bank or the terms of such plan are breached by the bank, or if the capital increase included in the remediation plan is approved by the shareholders of the bank but not paid within the approved term, or if the CMF rejects for the second time the conditions to summon the shareholders meeting that shall approve the capital increase, the CMF is authorized to appoint a delegated inspector and/or, with the prior consent of the Council of the Central Bank of Chile, to appoint a provisional administrator who will be in charge of the bank’s administration. The appointment of a delegated inspector or provisional administrator shall be for a period no longer than one year, renewable for one additional year in case of the delegated inspector, and indefinitely in the case of the provisional administrator.

Dissolution and Liquidation of Banks

The CMF may provide that a bank must be liquidated if the safety of its depositors or other creditors so demands it, or when such bank does not have the necessary solvency to continue its operations. In such case, the CMF must revoke such bank’s authorization of existence and mandate its liquidation, subject to approval by the Central Bank of Chile. The CMF’s resolution must state the reason for ordering the liquidation and must appoint a liquidator, who shall be a person that meets the suitability and technical capacity requirements to be determined by the CMF pursuant to a regulation to be issued by the CMF. Upon a liquidation order, all checking accounts deposits and obligations payable on demand from the ordinary course of business are required to be paid by using the bank’s existing funds, its deposits with the Central Bank of Chile or its investments in instruments that represent its reserves.

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

Changes in the Governance of Our Regulators

On February 23, 2017, Law No. 21,000, which establishes the CMF, was published. This new law (as amended by Law No. 21,130) modifies, among other matters, the corporate governance and operation of the Chilean regulator for (i) securities and insurance, a role that was historically performed by the Chilean Superintendency of Securities and Insurance and (ii) banks, a role that was historically performed by the SBIF. This law came into effect in March 2017, except with respect to the replacement of the SBIF by the CMF in which case the law came into effect on June 1, 2019. The main features of this new law (as amended by Law No. 21,130) are the following:

●	The Chilean Superintendency of Securities and Insurance was replaced by a new body, which is the Commission for the Financial Market which became operational on December 14, 2017. The direction of the Commission for the Financial Market corresponds to the Council of the Commission for the Financial Market, which is composed of five members. This commission continues to supervise the entities that formerly were under the supervision of the Chilean Superintendency of Securities and Insurance.
●	The new law established the separation of responsibility for (i) the issuance of regulations, (ii) compliance enforcement, and (iii) investigation and the imposition of sanctions. All three activities are conducted by different divisions within the Commission for the Financial Market. While the issuance of regulations and the imposition of sanctions corresponds to the Council of the Commission for the Financial Market, the Investigation Unit (Unidad de Investigación) is in charge of the investigation of breaches of regulations of competence of such commission, of the initiation of sanctioning procedures and of the surveillance of the compliance of the sanctions imposed by the commission.
●	In addition to the former powers of the Chilean Superintendency of Securities and Insurance and the Chilean Superintendency of Banks and Financial Institutions, the Commission for the Financial Market has other powers, such as the authority to seize documents, intercept communications and obtain information on banking operations (including those subject to bank secrecy).

●	The sanctioning process has two different procedures: (i) a simplified procedure for cases where no crimes are involved and for cases of less materiality; and (ii) a general procedure for cases involving potential crimes and for cases which even though do not involve potential crimes, are material. The new law also established plea bargain procedures (Delación Compensada) and the imposition of prohibitions to be eligible for election as director or main executive to those charged with criminal conducts.

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

This law also expanded the authority of the CMF to request information regarding controlling shareholders of banks and entities which are part of their corporate group.

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

With regard to Chilean banks the CMF has also provided rules and guidelines for banks to set up an AML and Combating Financing of Terrorism, or CFT, prevention system applicable in their ordinary course of business, which must take into consideration the volume and complexity of their transactions, including their affiliates and supporting entities, and their international presence. In case of non-compliance of these rules and guidelines, the CMF may impose administrative sanctions upon the infringing bank such as fines and warnings. Among other requirements, such system shall include at least (1) ”know your customer” policies, (2) a manual of policies and procedures, (3) the appointment of a compliance officer, and (4) all necessary technological tools to develop red-flag systems to identify and detect unusual operations. For more information on our Anti-Money Laundering Committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Other Committees—Anti-money laundering and anti-terrorism finance prevention committee.”

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

Regarding foreign corrupt practices regulations, the Colombian Congress enacted Law 1778 of 2016 pursuant to which rules on liability of legal entities related with the commission of acts of transnational corruption were established (the “Law 1778”). Law 1778 grants authority to the Colombian Superintendency of Companies regarding the possibility to investigate and sanction legal entities whose employees, contractors, directors or partners (of their own or any subordinate entity) give, offer or promise to give to a foreign public official sums of money, any object of monetary value or any other kind of benefit or value in exchange for the latter to perform, omit or delay acts related with their duties and in connection with a business or international transaction. Additionally, according to Law 1778, the parent companies may also be responsible, along with their subordinate entities when, with the latter’s acknowledgement or tolerance, such subordinate entities (employees, contractors, directors or partners) perform acts of transnational bribery.

Finally, the Colombian Criminal Code includes rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, and the lack of controls.

Recent Regulatory Developments in Chile

Capital Adequacy Requirements

As noted above, on January 12, 2019, Law No. 21,130, which modified the Chilean General Banking Act, was enacted. Such law has adopted the capital adequacy requirements applicable to banks under Basel III. As of the date hereof, not all the provisions of Law No. 21,130 are in effect. Some capital adequacy provisions will go into effect once the CMF issues certain regulations to be issued according to such law. See “Item 4—Information on the Company—B. Business Overview—Chilean Banking Regulation and Supervision—CMF.”

Commission for the Financial Market

On February 23, 2017, Law No. 21,000, which establishes the CMF, was published. This new law modified, among other matters, the corporate governance and operation of the Chilean regulator for securities and insurance, a role that has historically been performed by the Chilean Superintendency of Securities and Insurance. In conjunction with Law No. 21,130, which modified the Chilean General Banking Act for purposes of adopting Basel III, the aforementioned act also provided for the replacement of the SBIF by the CMF This law came into effect in March 2017. See “Item 4. Information on the Company—Changes in the Governance of Our Regulators.”

Referendum to Amend the Chilean Constitution

Pursuant to Law No. 21,200 (effective December 24, 2019) and Law 21,221 (effective March 26, 2020), the Chilean Constitution was amended to entitle the President of the Republic of Chile (the “Republic”) to call for a referendum with the purpose of asking the citizens: (i) whether they would like a new Constitution and (ii) whether this potential new Constitution should be drafted by either a “Combined Constitutional Convention” (Convención Mixta Constitucional), comprised of 86 congressmen currently in office and chosen by the National Congress, and 86 popularly elected members—or a “Civic Constitutional Convention” (Convención Constitucional), exclusively composed of 155 popularly elected members. This referendum is expected to take place on October 25, 2020. If the option for a new Constitution is selected by voters, the President of the Republic will call for elections of either the: (i) popularly elected members of the Combined Constitutional Convention or (ii) the 155 participants of the Civic Constitutional Convention. This second referendum, if applicable, is expected to take place on April 11, 2021.

The corresponding Constitutional Convention shall draft and approve a proposal of new Constitution within nine months after its establishment, which may be extended only once for three additional months. The approval of the new constitutional provisions will require two thirds of the votes of the members of the respective Constitutional Convention (i.e., 115 or 104 votes). The proposal of a new Constitution shall respect: (i) the State’s organization as a republic; (ii) the Republic’s democratic regime; (iii) all final judgments issued in the Republic; and (iv) the international treaties ratified by the Republic.

After the approval by the respective Constitutional Convention of a new Constitution, the President of the Republic shall call for a third referendum asking the citizens whether they approve or reject said proposal. Finally, if this proposal is approved by the citizens, the eventual new Constitution will become effective after its publication in the Official Gazette; provided, however, that it may contain transitory provisions regarding certain matters.

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

Tax Reform and New Tax Reform Bill

On September 29, 2014, the Tax Reform was published in the Chilean Official Gazette, introducing the most significant amendments to the Chilean tax system over the last 30 years and strengthening the powers of the Servicio de Impuestos Internos, or the Chilean IRS to control and prevent tax avoidance. One of the main purposes of this reform was to finance major educational reforms. Thereafter the Tax Reform was modified by Law No. 20,899, published on February 8, 2016 and by Law No. 21,210, published on February 24, 2020.

Due to the Tax Reform, as amended by the New Tax Reform Bill, the Bank is subject to the partially integrated system where companies are subject to a corporate tax of 27%. Then, when the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 40%, against which only a 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax. In any case, the final tax burden cannot exceed a 44,45% rate. Nevertheless, the foreign holder shall be entitled full corporate tax credit, if such holder is established on, domiciled in, or resident of a country with which Chile has a double taxation treaty in force or, until December 31, 2026, Chile has signed a double taxation treaty with such country, although not in force, given that the foreign holder credits his tax residency under the Chilean IRS’s regulations on the matter. These regulations are currently contained in Resolution No. 11, issued on January 20, 2019, which provides the requirements that must be met by foreign investors and their tax certificates in order to be eligible for this benefit.

It should be noted that the amendments introduced by Law No. 21,210 to the Income Tax Law have retroactively entered into force as of January 1, 2020.

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

Amendment to the Consumer Protection Act

On September 13, 2018, Law No. 21,081 was published in the Official Gazette. This law, which enters into effect pursuant to a schedule that ranges between March 14, 2019 and September 13, 2020, amends the Consumer Protection Act in the following manner: (i) strengthens consumer organizations; (ii) substantially increases the fines applicable for breaching the Chilean Consumer Protection Act; (iii) increases the period of the statute of limitations for liability; (iv) amends procedures in several respects in order to make them more consumer-friendly; and (v) increases the inspection powers of the National Consumer Service (SERNAC).

Amendment to the Invoices Act

Law No. 19,893 (the “Invoices Act”) regulates invoices and their payment dates. The Invoices Act was amended by Law No. 21,131 (effective May 16, 2019) and by Law No. 21,217 (to go into effect on June 3, 2020). Pursuant to these amendments, all purchasers or recipients of good and services are obliged to pay the provision for such goods and services within a 30-day term following the receipt of the corresponding invoice issued by the relevant seller or supplier.

Exceptionally, the Invoices Act allows the parties of a sale and purchase agreement or equivalent (other than agreements between small and large-sized companies, as defined by Chilean law) to extend the abovementioned payment period as long as: (i) such extension (the “Extension”) is mutually agreed by the parties in writing; (ii) the Extension is registered before the Ministry of Economy within 5 business days from its execution; and (iii) the aforementioned extension does not imply the imposition of an abusive condition by the purchaser or recipient of the goods or services. Any Extension that does not comply with any of the prior requirements shall be deemed void and unwritten. Likewise, any condition or provision that intends to unduly delay the payment of the corresponding goods or services shall be deemed void and unwritten.

Amendment to Payment Methods for Overdrawing in Banking Current Accounts

On June 18, 2019, Law No. 21,167 was published. This law came into effect on January 1, 2020 and amended the Chilean Bank Checking and Checking Accounts Act, providing for the automatic application to the payment of the associated credit facility the deposits made into a banking current account, unless the account holder instructs otherwise and to the extent that there are no outstanding debts for non-stipulated credits. The account holder is entitled to change its instruction at any time, which will become effective on the immediately following calendar month.

Amendments to Chilean Personal Data Protection Act

On February 28, 2020, Law No. 21,214 was published. This law will go into effect on August 26, 2020 and amends the Chilean Personal Data Protection Act that governs the treatment and management of personal data of identified or identifiable individuals by public agencies and private entities in data banks and registries. This new law prohibits the manager of the data bank to publish or disclose the information related to student loans contracted to finance personal or third parties’ education.

New Labor Laws

On April 1, 2020, Law No. 21,220 went into effect. This law modifies the Chilean Labor Code with respect to remote work and teleworking, such as the working day, minimum breaks and control and supervision by the employer. The main aspects regulated by the law are: (i) the obligation to agree and establish the modality of telework in an employment contract or annex, which must be registered with the Labor Office (Dirección del Trabajo), (ii) the employer’s duty to supply the employees with all work tools, and (iii) the employees’ right to a minimum total disconnection time of 12 continuous hours between each work day.

On April 6, 2020, Law No. 21,227 went into effect. This law allows an employment contract to be suspended for those employees who cannot provide their services remotely (i.e., teleworking). Employees may collect unemployment insurance for the duration of the suspension of the employment relationship. The main aspects regulated by the law are the following: (i) it provides for the suspension of the employment relationship by the sole mandate of the law in cases where, due to an act of the government, the employee is absolutely prevented from rendering their services, (ii) it allows the suspension of an employment contract through an agreement between the employer and the employee in cases not falling under (i) above and in which COVID-19 has seriously affected the employer, (iii) it allows employers to agree with employees on a reduction of the working day of up to 50% and of the remuneration in the same proportion, (iv) it provides for a right of the employees to receive unemployment insurance benefits of up to 70% of their remuneration, and (v) it prohibits the dismissal of employees by reason of force majeure under the Chilean Labor Code.

Bill Regarding the Limitation of Liability of Users of Payment Methods in Loss, Theft, Robbery or Fraud Cases

Since April 2005, Law No. 20,009 has provided the Chilean legal framework governing the liability of cardholders in case of thefts, losses and robbery of his or her credit or debit cards. Under Law No. 20,009, to the extent a cardholder notifies the issuer of the loss, theft or robbery of its credit or debit cards, they will be exempt from liability in respect of transactions made after such notification; further the issuer of the card must provide evidence that the transactions were made by the cardholder. Although it is generally considered that this mechanism has worked adequately, there is currently a bill of law already approved by the Chilean Congress (pending issuance by the President of Chile) to amend certain aspects of Law No. 20,009 that is aimed at the establishment of a new liability regime in cases of loss, theft, robbery or fraud of payment cards or other similar payment methods, as well as in cases of fraud in electronic transactions (collectively, the “Payment Methods”). Pursuant to such bill of law, users of a Payment Method may limit their responsibility in cases of loss, theft, robbery or fraud by providing notice thereof to the issuer of the applicable Payment Method. Upon such notice, the issuer of the applicable Payment Method shall be liable for all operations occurring thereafter. Further, with respect to operations that took place prior to the corresponding notice by a user and that a user denies to have approved or performed, the user shall make a claim in respect thereof within 30 business days from the notice mentioned above. Upon such claim, the issuer of the Payment Method shall (i) within five business days, cancel the charges or reimburse the funds in an amount of up to UF35 (Ch$1.0 million or US$1,323.3 million as of December 31, 2019); and/or (ii) with respect to amounts in excess of UF35 (Ch$1.0 million or US$1,323.3 million as of December 31, 2019) and within twelve business days, cancel the charges, reimburse the funds or initiate judicial legal actions against the user, if the issuer has evidence that the user has acted with gross negligence or willful misconduct. If the issuer of a Payment Methods desires to contest the claim of a user, the issuer shall bear the burden of proof.

Bill Amending the Chilean Banking Act

A bill submitted on October 3, 2019, which is currently at an early stage of discussion at the Chilean Congress, proposes to amend the Chilean Banking Act in respect of the termination of banking services agreements as follows: (i)

imposing on banks the duty to deliver to their clients all the available information to assist them in the termination of such contracts; (ii) setting forth that the termination of such contracts must be completed within seven business days from the date of the client’s request of termination; (iii) prohibiting the collection of expenses and commissions related to the termination of such contracts; and (iv) imposing on banks the obligation to deliver to their clients upon the termination of the contract and payment of all outstanding obligations, all the security documents executed and those containing personal and commercial information about the client.

Bills Amending the Consumer Protection Act

Several bills have been recently submitted to the Chilean Congress containing amendments to the Consumer Protection Act in the following matters:

●	A bill submitted on December 11, 2019 amends the Chilean Consumer Protection Act and the Chilean Money Loan Transactions Act prohibiting: (i) compound interests in respect of interests and default interests in money loan transactions, even if none of the parties qualifies as a consumer; (ii) compound interests in any contract in which a consumer is a party; and (iii) the inclusion of early maturity provisions in a consumer contract. It should be noted that an earlier bill submitted on November 11, 2019 also proposes to amend the Chilean Money Loan Transactions Act prohibiting compound interests in money loan transactions below UF4,000 (Ch$113.2 million or US$151,234 million as of December 31, 2019).
●	A bill submitted on October 7, 2019 amends the Chilean Consumer Protection Act prohibiting providers to deny to their existing clients the contracting conditions offered to new clients.
●	A bill submitted on September 10, 2019 is currently under discussion in the Chilean Congress to amend the Consumer Protection Act in, among others, the following matters: (i) expanding the definition of consumer by eliminating the existing requirement that the consumer contract corresponds to an onerous act or agreement (acto jurídico oneroso); (ii) setting forth that the interpretation of the law and adhesion agreements (contratos de adhesión) must take into account the consumer’s protective purpose of the law and the imbalance of the contracting parties; and (iii) setting forth the commissions, prices and expenses that can and cannot be charged to the consumers in any financial product and credit services adhesion agreements (contratos de adhesión).
●	A bill submitted on August 5, 2019 amends the Chilean Consumer Protection Act to provide that the operational expenses arising from the renegotiation of mortgage loans will be borne by the loan provider.
●	A bill submitted on January 24, 2019 amends to Chilean Consumer Protection Act in the following manner: (i) provides as rights of the consumer of financial products or services those set forth in the Chilean Money Loan Transactions Act (which includes, among others, the prohibition to set forth in certain loan transactions, an interest rate higher than the conventional maximum interest rate (tasa máxima convencional)); (ii) authorizes consumers to prepay their loans notwithstanding the outstanding principal amount (it should be noted that another bill of law submitted on September 10, 2019 proposes to amend the Chilean Money Loan Transactions Act setting forth the debtor’s right to prepay its loans even against the lender’s approval, to the extent that the pre-payment includes the principal amount and the interests accrued thereon calculated as of the payment date); (iii) eliminates the providers’ right to expressly prohibit consumers to exercise their withdrawal right in consumer contracts; (iv) imposes on providers the duty to inform consumers the means through which they can exercise their rights and how to terminate their contracts; and (v) prohibits the providers under adhesion agreements (contratos de adhesión) to provide conditions on consumers to exercise their rights or terminate a contract which are more burdensome than those required for their execution. Currently, this bill is in the Senate floor with extreme urgency.

Bill Regulating the Financial Portability

A bill of law submitted to the Chilean Congress on September 3, 2019 proposes a full set of provisions regulating the financial portability with the main purpose of allowing individuals and small and medium size companies to contract for financial products or services with a new provider, allowing the termination of the financial products or services contracted with the initial provider. For these purposes, a provider corresponds to every insurance company, manager of mortgage loans, family allowance compensation fund (caja de compensación de asignación familiar), association of savings and credits (cooperativa de ahorro y crédito), any massive lending institution pursuant to the Chilean Money Loan Transactions Act and any other entity subject to the surveillance of the CMF.

Bill Amending the Chilean Money Loan Transactions Act in respect of the Conventional Maximum Interest Rate

A bill submitted to the Chilean Congress on December 9, 2019 proposes to amend the Chilean Money Loan Transactions Act by reducing the conventional maximum interest rate (tasa máxima convencional) applicable to certain loan transactions, including those in Chilean pesos with a principal amount of up to UF200 (Ch$5.7 million or US$7,561.7 million as of December 31, 2019).

Bill Amending the Chilean Insolvency Act

A bill submitted to the Chilean Congress on August 14, 2019 proposes to amend the Chilean Insolvency Act setting forth special requirements in order for individuals over 60 years of age to be subject to a renegotiation procedure (aimed to assist debtor and creditors in reaching an agreement for renegotiation the former’s debt).

Economic Crimes and Anti-Abuse Agenda (Agenda Anti-Abusos)

A bill submitted on October 23, 2019 proposes to amend several Chilean laws, including the Chilean Banking Law, the Chilean Securities Act and Law No. 21,000 which created the CMF, by increasing the penalties applicable to several economic crimes, including, banking bankruptcy crimes, insider trading and securities law crimes. In addition, during the first quarter of 2020, the Government of Chile has pushed an anti-abuse agenda (agenda anti-abusos) through several bills of law (currently at an early stage) that in substance create the category of economic crimes, which would include those crimes contemplated in the Chilean Securities Market Act (including insider trading), collusion, crimes set forth in the Chilean General Banking Act (including, banking bankruptcy crimes (delitos concursales bancarios), breach of the rules on bank secrecy) and incompatible negotiation (negociación incompatible), corruption between private parties (corrupción entre particulares), and money laundering. The new category of economic crimes would also be subject to special rules to determine the applicable penalties and includes economic crimes among those that create criminal liability for legal entities.

Draft on Regulation Amending the Report of Social Responsibility and Sustainable Development

On December 2, 2019, the CMF published for comments a draft regulation on new information requirements regarding social responsibility and sustainable development, that would be applicable for all security issuers registered in Chile. The consultation period expired on January 31, 2020 and the regulation could be issued at any time. This regulation seeks to broaden the scope of information that security issuers are obliged to disclose on their annual reports (memorias anuales) by amending General Rule No. 386, which in turn amends General Rule No. 30. This draft regulation provides for the obligation to deliver information on: (i) economic impact; (ii) environmental sustainability benchmarks; and (iii) social sustainability benchmarks.

Changes to the Pension System in Chile

On November 6, 2018, President Sebastián Piñera submitted Bill No. 12212 13 with the purpose of introducing changes to the existing Chilean pension funds system, specifically related to solidary pensions, the individual capitalization pension system and new schemes of pensions for the middle class and women.

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

Further, on November 26, 2019, the Ministry of Finance and the Chilean Senate reached an agreement to increase the basic pension for pensioners aged 80 years or older by 50% starting on December 1, 2019. The agreement resulted in Law No. 21,190, which provides for a 50% increase in the pension for pensioners aged 80 years and older and a 30% increase in basic pensions for pensioners between 75 to 79 years of age by December 1, 2019, which will be equalized to the basic pension for pensioners aged 80 years and older by January 1, 2021. Basic pensions for pensioners under 75 years of age increased by 25% on December 1, 2019, will increase 40% in the aggregate from January 1, 2021, and will be equalized to the basic pensions for pensioners between 75 to 79 years of age by January 1, 2022.

Law No. 21,190 is financed by the treasury of the Chilean government.

Government Actions to Address COVID-19

On March 19, 2019, the President of Chile declared constitutional state of emergency under catastrophic circumstances. According to articles 41 and 43 of the Chilean Constitution, under a constitutional state of emergency the President of Chile is entitled to: (i) restrict the freedom of movement and the right of assembly, (ii) establish limitations to property rights, (iii) requisition of goods, and (iv) adopt extraordinary administrative measures that are necessary for the prompt recovery of normal conditions in the affected zones.

For further information on measures adopted by the regulatory authorities in Chile to address the consequences of the COVID-19 pandemic on the Chilean financial system see “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

COLOMBIAN BANKING REGULATION AND SUPERVISION

Colombian Banking Regulators

Pursuant to the Colombian Constitution, the Colombian Congress has the power to prescribe the general legal framework within which the government may regulate the financial system. The agencies vested with the authority to regulate the financial system are the board of directors of the Central Bank of Colombia, the Colombian Ministry of Finance and Public Credit, the Colombian Superintendency of Finance, the SIC, and the SRO.

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

Colombian Ministry of Finance and Public Credit

One of the functions of the Colombian Ministry of Finance and Public Credit is to regulate all aspects of finance and insurance activities. As part of its duties, the Colombian Ministry of Finance and Public Credit issues decrees relating to financial matters that may affect banking operations in Colombia. In particular, the Colombian Ministry of Finance and Public Credit is responsible for regulations relating to capital adequacy, risk limitations, authorized operations, disclosure of information and accounting of financial institutions.

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

Currently, Decree 2555 sets forth, among other things:

●	that Technical Capital is the sum of ordinary primary capital (Patrimonio Básico Ordinario or Common Equity Tier One), additional primary capital (Patrimonio Básico Adicional or Additional Tier One), and secondary capital (Patrimonio Adicional or tier two capital);
●	the criteria for debt and equity instruments to be considered ordinary primary capital, additional primary capital and secondary capital. The Colombian Superintendency of Finance will review whether a given instrument adequately complies with these criteria in order for an instrument to be considered tier one, additional tier one or tier two capital, upon request of the issuer. Debt and equity instruments that have not been classified by the SFC as ordinary primary capital or secondary capital, will not be considered tier one, additional tier one or tier two capital for purposes of capital adequacy requirements;
●	the minimum total solvency ratio of 9% of the financial institution’s technical capital divided by total risk-weighted assets; however, each entity must also comply with a minimum basic solvency ratio of 4.5%, which is defined as the ordinary primary capital after deductions divided by the financial institution’s total risk-weighted assets. In addition, solvency ratios must be met individually, by each credit institution, and must be met and monitored on a consolidated basis;
●	that the calculation of the total solvency ratio will take into account operational risk; however the Colombian Superintendency of Finance has not yet defined the methodology to be used to estimate such effect; and
●	that credit institutions are able to include hybrids instruments designed to have characteristics of a fixed income and characteristics of equity market security, as part of its basic additional capital.

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

Minimum Capital Requirements

The minimum capital requirement for banks on an unconsolidated basis set forth in the Financial System Organic Act was COP$90,142 (Ch$20,715 million) for 2017, COP$93,829 million (Ch$19,310 million) for 2018, COP$96,813 million for 2019 and COP$100,492 million (Ch$22,952 million) for 2020. Failure to meet such requirement can result in the relevant financial institution take over (Toma de Posesión) by the Colombian Superintendency of Finance. Minimum capital requirements are adjusted in January each year based on the inflation percentage for the precedent year. The capital requirements for each type of financial institution (financial corporations, financing companies, trust companies, etc.) are different, with banks having the highest minimum amount. Additionally, there are capital requirements above this minimum for the purposes of credit exposure and derivatives transactions.

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

Deposit Insurance

In Colombia, the deposit insurance fund, FOGAFIN (Fondo de Garantías de Instituciones Financieras), guarantees up to COP$50 million (US$15,252 as of December 31, 2019) per person, for each institution calculated as the aggregate amount of time, savings and demand deposits held by individuals in a Colombian financial institution. Payment will be made in case of an administrative compulsory liquidation of the financial institution.

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

Credit institutions must maintain reserves of 11% over the following deposits, cash demands and other passive obligations:

●	Private demand deposits;
●	Government demand deposits;

●	Other deposits and liabilities; and
●	Savings deposits.

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

As a general rule, interest payments to foreign currency loans granted by foreign banks to Colombian residents are currently subject to a withholding tax at: (i) the general tax rate applicable to entities that are not Colombian residents for tax purposes (33% in 2019, 32 % in 2020, 31% in 2021 and in 2022 and onward 30%), when such payments are made to entities located in a preferential tax regime jurisdiction, non-cooperative jurisdiction or low-tax jurisdiction, according to paragraph of section 408 of the Colombian Tax Code; (ii) 5% when those interest payments are (a) derived from loans with an eight-year or longer term and (b) related to infrastructure projects under Law 1508 of 2012; (iii) 15% when interest payments are related to a loan of one year or longer; and (iv) 15% in 2018 and 20% in 2019 and onward as a general rule (i.e. in other cases different than (i), (ii) and (iii) above) according to section 408 of the Colombian Tax Code.

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

Recent Regulatory Developments in Colombia

Tax Reform (2018-2020)

On December 28, 2018, the Colombian Government approved a tax reform under Law No. 1943. This tax reform was replaced by Law No. 2010 on December 27, 2019; however, most provisions in Law No. 1943 remain in Law No. 2010. The most relevant features of this reform are the following:

●	General income tax rate will be reduced from 37% in 2018 down to 30% in 2022 as follows:

					2022 and
	2018	2019	2020	2021	following years
General tax rate	33%	33%	32%	31%	30%
Surcharge(*)	4%	—	—	—	—
Total	37%	33%	32%	31%	30%

(*)	To be paid only by taxpayers whose income surpasses COP$800 million.
●	Financial entities are subject to a corporate income tax rate of 37% in 2019, 36% in 2020, 34% in 2021 and 33% in 2022, provided that net taxable income amounts to approximately U.S $1.1 million in the corresponding taxable year.
●	As of 2019, input VAT in the acquisition of fixed assets may be treated as a tax credit and may be offset against the income tax due.
●	In fiscal year 2018, the thin capitalization rule applied to all kinds of indebtedness and the debt-to-equity ratio was 3:1.
●	As of 2019, the thin capitalization rule will apply only to indebtedness between related parties. In order to determine the non-deductible interest, the debt-to-equity is to 2:1. For the deductibility of interest, taxpayers will have to prove to the Colombian Tax Administration, upon request, that there is no indebtedness between related parties through back-to-back operations or any other kind of operation in which the creditor is a substantially related party. In such case, the parties involved in the operation may be jointly liable for the taxes, sanctions and interest.
●	The tax rate on dividends distributed to foreign companies, out of profits that were taxed at the corporate level were: (i) 5% in 2018, (ii) 7.5% in 2019 and (iii) and (iii) 10% in 2020 and onwards.
●	The dividends distributed between Colombian companies were subject to a 7.5% withholding tax rate, which may be offset as a tax credit by the beneficial owner (either an individual tax resident or a foreign investor). Dividends distributed among Colombian entities duly registered as a corporate group or under a controlled situation (situación de control) before the Chamber of Commerce would not subject to withholding tax. In fiscal year 2018, dividends distributed among Colombian companies, out of profits that were taxed at the corporate level, were not subject to withholding tax.
●	A new wealth tax (impuesto al patrimonio) applied and will apply to individuals and certain foreign investors in 2019, 2020 and 2021.
●	As of 2019, Colombia may levy a capital gains tax on the sale of shares of a non-Colombian entity when such non-Colombian entity owns assets/shares in Colombia (enajenaciones indirectas).

●	Entities and individuals involved in operations considered as tax abuse or tax fraud by the Colombian Tax Administration may be jointly liable for the taxes, sanctions and interest, pursuant to Section 793 of the Colombian Tax Code.
●	Private equity funds and collective investment funds remain as non-taxpayers and its beneficiaries may defer the realization of the income when certain conditions are met.
●	The percentage of liquid equity to calculate “assumed income” (renta presuntiva) decreased from 3,5% to 0,5% in 2020 and 0% as of 2021.
●	Financial entities are subject to a corporate income tax surcharge of 4% (2020) and 3% (2021 and 2022), provided that net taxable income amounts to approximately U.S$1.1 million in the corresponding taxable year.

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

Moreover, the Colombian Congress enacted Law 2009 of 2019, which provides that financial institutions, including banks, which are authorized to collect public savings and charge management fees for savings accounts, debit cards and credit cards, must grant their clients access to a minimum package of products and services at no additional cost.

Abusive Contract Clauses and Practices

On May 26, 2016, the Colombian Superintendency of Finance issued its Circular No. 18, which modified the then-current instructions related to abusive contract clauses and practices. The circular forbids certain practices that were considered abusive by the Colombian Superintendency of Finance, as well as those practices informed by the Financial Consumer Defenders. Financial institutions were given a maximum term of six months from the entry into force of the circular to adjust their contracts and practices to its instructions.

Total Unified Value (Valor Total Unificado or VTU)

On July 12, 2016, the Colombian Superintendency of Finance issued its External Circular Letter No. 23, setting forth instructions related to the obligation of banking entities to report to their clients a “Total Unified Value” (Valor Total Unificado or VTU) of active and passive operations, when offering basic services and an “Annual Report of Total Costs” (Reporte Annual de Costos Totales or RACT). The purpose of this circular was to: (i) update and harmonize the instructions related to the scope, content and form of delivery of the RACT, and the basic services package;

(ii) incorporate the components to be taken into account for the calculation and reporting of “Total Unified Value in Active Transactions” (Valor Total Unificado de Operaciones Activas or VTUA) and “Total Unified Value in Passive Transactions” (Valor Total Unificado de Operaciones Pasivas or VTUP); and (iii) establish the method of calculation of the VTUA and VTUP.

Interruptions of Services

On August 3, 2016, the Colombian Superintendency of Finance issued its External Circular No. 28, setting forth instructions applicable to all financial sector companies in connection with events that generate interruptions of services and that prevent operations from being carried out by clients. The circular aimed to guarantee that clients are informed of these interruptions and have mechanisms to guarantee the effective exercise of their rights. The circular also includes instructions related to: (i) the information that credit institutions must provide to clients when encountering interruptions in the provision of services; and (ii) the general requirements regarding security and quality of information.

Requirements for Trust Products

On July 27, 2016, the Colombian Superintendency of Finance issued its Circular No. 024, which established the minimum requirements for trust products linked to the development of real estate projects, accountability and the process of commercialization of the participation in any trust fund. The circular also sets forth the information that must be provided to financial consumers of trust products of any kind. For this purpose, the Colombian Superintendency of Finance published an ABC on business trust about real estate projects providing general guidance to those interested in this class of investment.

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

Securities Custodian

On January 26, 2017, the Colombian Ministry of Finance and Public Credit issued its Decree No. 119, which amended Decree No. 1068 of 2015 in relation to the general regime of foreign capital investment in Colombia and of Colombian investments abroad and other provisions regarding foreign exchange. The decree establishes that only entities such as trustee companies, broker companies and investment management companies can act as representatives of foreign portfolio investments.

Moreover, on July 26, 2019, the Colombian Ministry of Finance and Public Credit issued Decree No. 1351, which, among other matters, extends the faculties of the securities custodians so that they can act on behalf of its clients as a securities transfer agent for the management, negotiation and settlement of the operations of temporary transfer of securities (TTVs). The custodian may register transactions in the registration system and will be in charge of the guarantees and the final execution of the transaction. This Decree also allows banks to invest in securities issued by stock exchange funds whose basket is constituted solely of public debt securities issued by the Colombian government.

Specialized Electronic Deposit and Payment Institutions (Sociedades Especializadas en Depósitos y Pagos Electrónicos or SEDPE)

On December 7, 2017, the Colombian Ministry of Finance and Public Credit issued its Decree No. 2076, which amended Decree No. 2555 to, among other things: (i) provide that SEDPEs shall establish a consumer advocate to protect consumers’ rights, (ii) authorize SEDPEs the use of correspondent networks and establish rules regarding cash payments through the correspondent network, (iii) authorize SEDPEs the opening of accounts through non-presential means, and (iv) authorize SEDPEs customers to have more than one account per SEDPE.

Publication of the Current Banking Interest Rate

Beginning on September 1, 2017, the Colombian Superintendency of Finance started publishing the current banking interest rate (Interés Bancario Corriente) on a monthly basis, and not on a quarterly basis as previously.

Financial Conglomerates

On September 21, 2017, Law 1870 was enacted. This law establishes that financial holdings will be subject to the inspection and oversight of the Colombian Superintendency of Finance under the terms of said law and of the decrees issued in the future for this regulation. A financial holding is understood as any legal person or investment vehicle that exercises the first level of control or significant influence over the entities that make up the financial conglomerate. Furthermore, this law gives the Colombian Superintendency of Finance the faculty to request information regarding the members of the financial conglomerate to verify if they meet requirements regarding: (i) the appropriate levels of capital; (ii) solvency margins; (iii) with exposure limits; and (iv) concentration risks. Also this law permits the Colombian Superintendency of Finance to verify if each member entity of the conglomerate complies with applicable regulations in relation to: (i) risk management; (ii) internal control; (iii) disclosure of information; (iv) conflicts of interest; and (v) corporate governance. Such requirements will not be applicable if the foreign financial holding proves to the Colombian Superintendency of Finance that is already subject to an equivalent regime of prudential regulation and consolidated supervision.

As a result, the Colombian Ministry of Finance and Public Credit enacted (i) Decree 246 of 2018 to provide criteria to exclude certain entities from the financial conglomerates, (ii) Decree 774 of 2018 to determine appropriate levels of capital for financial conglomerates, and (iii) Decree 1486 of 2018 to establish criteria for determining linked entities, exposure limits, risk concentration and conflicts of interest of financial conglomerates.

In addition, the CSF enacted (i) External Circular No. 012 of 2019, regarding appropriate levels of capital for financial conglomerates and (ii) External Circular No. 013 of 2019 giving instructions related to the Risk Management Framework for Financial Conglomerates (Marco de Gestión de Riesgos para los Conglomerados Financieros).

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

Furthermore, on February 19, 2019, the Colombian Ministry of Finance and Public Credit issued Decree No. 232, amending Decree No. 2555, which provides rules about the election of the members of the board of directors, their duties and the conditions that companies must meet to retire from the mutual fund.

Properties and Investments of Financial Institutions

On November 30, 2017, the Colombian Financial Superintendency issued its external Circular No. 33 which amends Chapter V, Title I, Part I of the Basic Legal Circular, with the purpose of updating the accounts that compute the calculation of fixed assets and investments.

In addition, on December 19, 2019, the Colombian Financial Superintendency modified Chapter XVIII of its Basic Financial Circular to adjust the requirements for the management and measurement of risks associated to transactions in derivative operations and structured products.The financial institutions must implement these modifications by December 31, 2020.

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

Purchase of Assets and Assumption of Liabilities in the Liquidation of a Credit Establishment

On March 15, 2018, the Colombian Ministry of Finance and Public Credit issued Decree No. 521, amending Decree No. 2555, which incorporates a chapter regulating the purchase of assets and assumption of liabilities from credit institutions (Establecimientos de Crédito) under a forced liquidation process.

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

Electronic Savings Accounts

On April 26, 2018 the Colombian Ministry of Finance and Public Credit issued Decree No. 720, amending Decree No. 2555, regarding the characteristics of the electronic savings accounts.

Capital Adequacy levels for Financial Conglomarates

On May 8, 2018 the Colombian Ministry of Finance and Public Credit issued Decree No. 774, amending Decree No. 2555, which incorporates a chapter regulating the adequate capital levels that must be complied by financial conglomerates, for which such financial institutions will have an 18 month term to comply with Decree No. 774.

Foreign Exchange

On May 25, 2018, the Central Bank of Colombia issued External Resolution 1, which repeals the previous resolutions on foreign exchange, compiling and amending different matters on this subject that where established on External Resolutions (i) 8 of 2000, (ii) 3 of 2006, (iii) 1 of 2012, (iv) 9 of 2013, (v) 6 of 2015, and (vi) 3 of 2016.

Resolution Plans and Coordination Mechanisms

On May 28, 2018 the Colombian Ministry of Finance and Public Credit issued Decree No. 923, amending Decree No. 2555, which incorporates a chapter implementing the resolution plans and coordination mechanisms, which must be presented by the entities supervised by the Colombian Superintendency of Finance to foresee the strategy, resources, action guide processes and procedures adopted by these entities, in order to deal with situations of financial stress that are considered material in a timely and adequate manner.

Cybersecurity and Technology

On, June 5, 2018, the Colombian Superintendency of Finance issued External Circular No. 007, which sets the minimum requirements that must be set by entities supervised by the Colombian Financial Superintendency in their management systems for cybersecurity risks.

In addition, in 2019, the Colombian Financial Superintendency issued the following regulations: (i) External Circular No. 005, regarding the minium requirements for the use of cloud services by its supervised entities; (ii) External Circular No. 006, which provides instructions related to safety and quality of operations using QR codes; and (iii) External Circular No. 029, which sets forth the minimum security and quality requirements for carrying out operations, access and information for financial consumers and the use of biometric factors.

Capital Adequacy Requirements Amendment

On August 6, 2018 the Colombian Ministry of Finance and Public Credit issued Decree No. 1477, amending Decree No. 2555, regarding the capital adequacy requirements for financial institutions. Decree No. 1477 creates two complementary ratio mechanisms called (i) additional primary solvency ratio (Relación de Solvencia Básica Adicional) and (ii) leverage ratio (Relación de Apalancamiento). Additional primary solvency ratio is defined as the sum of the ordinary primary capital net of deductions and the additional primary capital, divided by the value of the weighted assets by their level of credit and market risk. The additional primary solvency of a financial institution must be at least 6%. In the case of the leverage ratio, this term is defined as the sum of the ordinary primary capital net of deductions and the additional primary capital, divided by the leverage value. This leverage ratio must be at least 3%.

Furthermore, Decree No. 1477 added the following buffers (Colchones), in order to increase both the quality and the amount of capital, to provide greater coverage to the risks assumed by the entity:

●	Conservation Buffer (Colchón de Conservación): 1.5% of RWA covered with ordinary primary capital;
●	Buffer for entities of systemic importance (Colchón para las Entidades con Importancia Sistémica): 1.0% of RWA covered with ordinary primary capital; and
●	Combined Buffer (Colchón Combinado).

In addition, on August 6, 2019, the Colombian Ministry of Finance and Public Credit issued Decree No. 1421, amending Decree No. 2555, regarding capital adecuacy requirements by operational risk for credit institutions. This Decree, among other matters, provides a formula for calculating the operacional exposure value, using a business indicator (indicador de negocio) multiplied by the coefficient of operational risk (coeficiente de riesgo operacional) and by the internal loss (indicador de pérdida interna).

Financial institutions shall comply with Decrees No. 1477 and No. 1421 no later than January 1, 2021, except on the matters regarding the additional primary solvency ratio and the buffers, which will have a gradual implementation in a four-year term, from January 2021 until January 2024.

Investments in Companies of Innovation and Financial Technology

On December 27, 2018, the Colombian Ministry of Finance and Public Credit issued Decree No. 2443, amending Decree No. 2555, authorizing credit establishments to invest in companies, which sole purpose is to develop and /or apply innovations and technology related to the corporate purpose of the investing credit establishment.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our consolidated financial statements as well as “Item 5. Operating and Financial Review and Prospects.” Unless otherwise indicated, financial data in the following tables as of December 31, 2017, 2018 and 2019 has been expressed in Chilean pesos as of December 31, 2019. The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s CPI.

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

Interest and average balances have been calculated by taking into consideration the following:

●	Foreign exchange gains or losses on foreign currency denominated assets and liabilities have not been included in interest income or expense;
●	Interest on financial investments does not include trading gains or losses on these investments;
●	Past due loans only include the payments that are 90 or more days overdue, and do not include the portion of such loan that is not overdue (principal amount) or those payments which are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. This practice differs from that normally followed in the United States where the amount classified as past due would include the total principal, payments and interest on all loans which have any portion overdue;
●	Penalty interest is not recognized on past due payments (loans with more than one payment) or past due loans (one payment);
●	The interest earned from past due loans is only the proportion of interest earned on each of these payments. We do not accrue penalty interest on these payments;
●	Loans that are not yet 90 days or more overdue have been included in each of the various categories of loans, and affect the various averages;
●	Non-performing commercial loans (those loans which do not accrue interest) consist of loans included in Categories C4-C6 and loans (or portions thereof) that are overdue;
●	Included in loans and receivables to banks are interbank deposits maintained in the Central Bank of Chile and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income; and
●	The monetary gain or loss on interest-earning assets and interest bearing liabilities is not included as a component of interest income or interest expense because inflation effects are taken into account in the calculation of real interest rates.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the years ended December 31, 2017, 2018 and 2019.

For presentation purposes only, we have grouped certain information set forth in the tables below as follows:

●	Financial investments: (i) for 2018 and 2019, such investments refer to (x) financial instruments at fair value through profit or loss, (y) financial instruments at fair value through other comprehensive income and (z) financial instruments at amortized cost; and (ii) for periods prior to 2018, such investments refer to (x) trading investments, (y) available for sale investments and (z) held to maturity investments.
●	Total loans: (i) for 2018 and 2019, such loans refer to loans and accounts receivable from customers at amortized cost; and (ii) for periods prior to 2018, such loans refer to accounts receivable from customers, net.
●	Interbank loans: (i) for 2018 and 2019, such loans refer to interbank loans at amortized cost; (ii) for periods prior to 2018, such loans refer to interbank loans, net.

Because of these differences, the information for the year ended December 31, 2017 is not comparable to the information for the years ended December 31, 2018 and 2019.

	Year Ended December 31,
	2017				2018				2019
			Average	Average			Average	Average			Average	Average
	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real
	Balance	Earned	Rate	Rate	Balance	Earned	Rate	Rate	Balance	Earned	Rate	Rate
	(in millions of Ch$ except for percentages)
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	76,032	1,736	2.3%	—	127,534	1,778	1.4%	(1.2)%	93,607	—	—%	(2.5)%
UF	—	—	—	—	—	—	0.0%	—	—	—	—%	(3)%
Foreign currency	27,145	—	—	(10.3)%	8,528	—	0.0%	10.2%	16,902	—	—%	10.2%
Total	103,177	1,736	1.7%	(2.7)%	136,062	1,778	1.3%	(0.5)%	110,509	—	—%	(0.6)%
Financial investments
Ch$	878,088	33,938	3.9%	1.5%	821,238	29,658	3.6%	1.0%	1,234,023	36,786	3.0%	0.4%
UF	489,972	8,273	1.7%	(0.6)%	704,707	26,354	3.7%	1.1%	537,620	17,979	3.3%	1%
Foreign currency	798,837	36,618	4.6%	(6.2)%	1,460,155	64,321	4.4%	15.0%	1,057,750	39,888	3.8%	14.4%
Total	2,166,897	78,829	3.6%	(1.8)%	2,986,100	120,333	4.0%	7.9%	2,829,393	94,653	3.3%	5.7%
Total loans
Ch$	5,913,408	671,628	11.4%	8.9%	5,977,972	572,181	9.6%	6.8%	6,070,912	553,481	9.1%	6.4
UF	7,593,051	255,641	3.4%	1.0%	7,778,882	453,513	5.8%	3.1%	8,339,123	476,859	5.70%	3.0
Foreign currency	7,351,083	621,450	8.5%	(2.7)%	7,226,952	582,271	8.1%	19.1%	7,829,584	628,795	8.00%	19.0
Total	20,857,542	1,548,719	7.4%	1.9%	20,983,806	1,607,965	7.7%	9.7%	22,239,619	1,659,135	7.5%	9.6%
Interbank loans
Ch$	170,086	3,581	2.1%	(0.2)%	116,340	3,372	2.9%	0.3%	99,005	2,564	2.60%	(0.0)
UF	—	—	—	—	—	—	0.0%	—	—	—	-%	—
Foreign currency	191,538	1,880	1.0%	(9.4)%	87,332	1,642	1.9%	12.3%	93,205	1,797	1.90%	12.3
Total	361,624	5,461	1.5%	(5.1)%	203,672	5,014	2.5%	5.4%	192,210	4,361	2.30%	6.0%
Investment under resale agreements
Ch$	82,555	2,317	2.8%	0.5%	103,654	2,782	2.7%	0.1%	64,142	1,451	2.3%	(0.3)
UF	—	—	—	—	—	—	0.0%	—	—	—	-%	—
Foreign currency	45,721	4,328	9.5%	(1.8)%	42,789	2,206	5.2%	15.9%	68,774	3,543	5.2%	15.9
Total	136,972	25,500	18.7%	29.3%	128,275	6,645	5.2%	4.7%	132,916	4,994	3.8%	8.1%
Other interest earning assets
Ch$	180	—	—	(10.3)%	113	—	0.0%	10.2%	122,904	455	0.4%	(2.2)%
UF	—	—	—	—	—	—	0.0%	—	—	—	-%	—%
Foreign currency	820,215	4,939	0.6%	(9.8)%	579,539	(761)	(0.1)%	10.1%	845,938	10,042	0.9%	11.2%
Total	820,395	4,939	0.6%	(9.8)%	579,652	(761)	(0.1)%	10.1%	968,842	10,497	1.1%	9.5
Total interest earning assets
Ch$	7,120,348	713,200	10.0%	7.5%	7,146,851	609,771	8.5%	5.8%	7,684,592	594,737	7.7%	5.0%
UF	8,083,023	263,915	3.3%	0.9%	8,483,589	479,867	5.7%	3.0%	8,876,743	497,356	5.6%	2.9%
Foreign currency	9,234,538	669,215	7.2%	(3.8)%	9,405,295	649,679	6.9%	17.8%	9,912,152	681,547	6.9%	17.8%
Total	24,437,909	1,646,330	6.7%	1.1%	25,035,735	1,739,317	6.9%	9.4%	26,473,487	1,773,640	6.7%	9.1%

	Year Ended December 31,
	2017				2018				2019
			Average	Average			Average	Average			Average	Average
	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real
	Balance	Earned	Rate	Rate	Balance	Earned	Rate	Rate	Balance	Earned	Rate	Rate
	(in millions of Ch$)
NON-INTEREST EARNING ASSETS
Cash
Ch$	406,738				474,207				467,947
UF	—				—				—
Foreign currency	261,998				445,823				382,741
Total	668,736	—			920,030	—			850,688	—
Allowance for loan losses(1)
Ch$	334,571				482,567				(428,709)
UF	—				—				(2,003)
Foreign currency	291,170				271,780				(274,929)
Total	625,741	—			754,347	—			(705,641)	—
Property, plant and equipment
Ch$	85,675				73,524				40,238
UF	—				—				—
Foreign currency	44,105				37,100				16,340
Total	129,780	—			110,624	—			56,578	—
Derivatives
Ch$	945,341				892,914				1,473,720
UF	80,983				71,759				219,004
Foreign currency	219,709				311,364				472,664
Total	1,246,033	—			1,276,037	—			2,165,388	—
Other assets
Ch$	2,095,283				2,098,272				2,029,886
UF	6,920				13,324				161,027
Foreign currency	1,027,684				521,334				728,780
Total	3,129,887	—			2,632,930	—			2,919,693	—
Total non-interest earning assets
Ch$	3,198,466				3,056,349				3,583,082
UF	87,902				85,083				378,028
Foreign currency	1,262,327				1,043,840				1,325,597
Total	4,548,695	—			4,185,272	—			5,286,707	—
Total assets(2)
Ch$	10,318,814	713,200			10,203,200	609,771			11,267,674	594,737
UF	8,170,925	263,915			8,568,672	479,867			9,254,771	494,838
Foreign currency	10,496,866	669,215			10,449,134	649,679			11,237,749	684,065
Total	28,986,605	1,646,330			29,221,006	1,739,317			31,760,194	1,773,640

(1)	Allowance for loan losses as of December 31, 2018 and 2019 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. 2017 is in accordance with IAS 39.
(2)	Represents total of interest paying and non-interest earning assets.

	Year Ended December 31,
	2017				2018				2019
			Average	Average			Average	Average			Average	Average
	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real
	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate
	(in millions of Ch$ except for percentages)
LIABILITIES AND EQUITY
INTEREST BEARING LIABILITIES
Time Deposits
Ch$	5,657,825	205,639	3.6%	1.3%	6,171,595	184,021	3.0%	0.4	6,982,682	207,951	3.0%	0.4
UF	1,009,946	31,833	3.2%	0.8%	639,980	40,755	6.4%	3.7	430,140	24,087	5.6%	2.9
Foreign currency	3,476,788	195,765	5.6%	(5.3)%	3,285,676	160,958	4.9%	15.6	3,199,175	145,052	4.5%	9.8
Total	10,144,559	433,237	4.3%	(1.0)%	10,097,251	385,734	3.8%	5.5	10,611,997	377,090	3.6%	3.3
Central Bank borrowings
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—%	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—%	—
Total	—	—	—	—	—	—	—	—	—	—	—%	—
Repurchase agreements
Ch$	192,502	6,103	3.2%	0.9%	281,691	7,546	2.7%	0.1	373,437	9,226	2.5%	(0.1)
UF	—	—	—	—	—	4	0.0%	—	—	—	0%	—
Foreign currency	403,849	26,574	6.6%	(4.4)%	524,532	22,114	4.2%	14.8	342,753	17,123	5%	10.3
Total	596,351	32,677	5.5%	(2.7)%	806,223	29,664	3.7%	9.7	716,190	26,349	3.7%	4.9
Mortgage finance bonds
Ch$	1,021	1,452	142.2%	136.8%	—	—	0.0%	—	—	—	0%	—
UF	71,879	1,797	2.5%	0.2%	58,939	2,963	5.0%	2.4	45,598	1,993	4.4%	1.3
Foreign currency	—	—	—	—	—	—	—	—	—	—	0%	—
Total	72,900	3,249	4.5%	2.1%	58,939	2,963	5.0%	2.4	45,598	1,993	4.4%	1.3
Bonds
Ch$	1,052,950	88,288	8.4%	5.9%	567,496	61,589	10.9%	8.0	631,821	66,052	10.5%	7.2
UF	3,469,207	124,215	3.6%	1.3%	4,232,986	209,261	4.9%	2.3	4,760,456	222,959	4.7%	1.6
Foreign currency	1,523,771	67,132	4.4%	(6.4)%	989,060	48,439	4.9%	15.6	965,401	51,469	5.3%	10.2
Total	6,045,928	279,635	4.6%	0.1%	5,789,542	319,289	5.5%	5.1	6,357,678	340,480	5.4%	3.5
Other interest bearing liabilities
Ch$	1,555,940	7,879	0.5%	(1.8)%	1,623,176	7,596	0.5%	(2.1)	1,784,255	(4,414)	(0.2)%	(3.2)
UF	27,495	6,321	23.0%	20.2%	15,607	4,833	31.0%	27.6	3,622	6,216	171.6%	163.7
Foreign currency	3,068,671	100,349	3.3%	(7.4)%	3,130,676	101,575	3.2%	13.8	3,319,744	125,508	3.8%	8.6
Total	4,652,106	114,549	2.5%	(5.3)%	4,769,459	114,004	2.4%	8.4	5,107,621	127,310	2.5%	4.6

Total interest bearing liabilities
Ch$	8,460,238	309,361	3.7%	1.3%	8,643,958	260,752	3.0%	0.4	9,772,195	278,815	2.9%	(0.1)
UF	4,578,529	164,166	3.6%	1.3%	4,947,511	257,816	5.2%	2.5	5,239,816	255,255	4.9%	1.8
Foreign currency	8,473,079	389,820	4.6%	(6.2)%	7,929,943	333,086	4.2%	14.8	7,827,072	339,152	4.3%	9.2
Total	21,511,846	863,347	4.0%	(1.7)%	21,521,412	851,654	4.0%	6.2	22,839,083	873,222	3.8%	3.5

	Year Ended December 31,
	2017				2018				2019
			Average	Average			Average	Average			Average	Average
	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real
	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate
	(in millions of Ch$)
NON-INTEREST EARNING LIABILITIES
Non-interest-bearing demand deposits
Ch$	524,668				657,388				663,099
UF	9,080				6,053				3,441
Foreign currency	1,662,949				1,670,808				1,655,539
Total	2,196,697	—			2,334,249	—			2,322,079	—
Derivatives
Ch$	769,775				755,182				1,342,427
UF	104,225				91,479				270,407
Foreign currency	147,662				241,447				463,213
Total	1,021,662	—			1,088,108	—			2,076,047	—
Other non-interest-bearing
Ch$	430,626				381,290				405,178
UF	77,431				145,879				282,031
Foreign currency	309,898				259,246				249,556
Total	817,955	—			786,415	—			936,765	—
Equity
Ch$	3,394,866				3,340,551				3,421,657
UF	37,177				117,620				113,112
Foreign currency	6,402				32,650				51,451
Total	3,438,445	—			3,490,821	—			3,586,220	—
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	5,134,412				5,134,412				5,832,361
UF	227,913				361,030				668,991
Foreign currency	2,126,911				2,204,151				2,419,759
Total	7,474,759	—			7,699,593	—			8,921,111	—
Total liabilities and equity(1)
Ch$	13,580,173				13,778,370				15,604,556
UF	4,806,442				5,308,542				5,908,807
Foreign currency	10,599,990	389,820			10,134,094	333,086			10,246,831	339,152
Total	28,986,605	863,347			29,221,006	851,654			31,760,194	873,222

(1)	Represents total of interest bearing and non-interest bearing liabilities and shareholders’ equity.

Interest-earning Assets—Net Interest Margin

The following tables analyze, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrate the comparative margins obtained, for each of the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	(in millions of Ch$
	except for percentages)
Total average interest earning assets
Ch$	7,120,348	7,146,851	7,684,592
UF	8,083,023	8,483,589	8,876,743
Foreign currency	9,234,538	9,405,295	9,912,152
Total	24,437,909	25,035,735	26,473,487
Net interest earned(1)
Ch$	403,839	349,019	315,922
UF	99,749	222,051	242,101
Foreign currency	279,394	316,593	342,395
Total	782,982	887,663	900,418
Net interest margin, nominal basis(2)
Ch$	5.7%	4.9%	4.1%	%
UF	1.2%	2.6%	2.7%	%
Foreign currency	3.0%	3.4%	3.5%	%
Total	3.2%	3.5%	3.4%	%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest income between changes in the average volume of interest-earning assets and interest bearing liabilities and changes in their respective nominal interest rates from 2017 to 2018 and 2018 to 2019.

For presentation purposes only, we have grouped certain information set forth in the tables below as follows:

●	Financial investment: (i) for 2018 and 2019, such investments refer to (x) financial instruments at fair value through profit or loss, (y) financial instruments at fair value through other comprehensive income and (z) financial instruments at amortized cost; and (ii) for periods prior to 2018, such investments refer to (x) trading investments, (y) available for sale investments and (z) held to maturity investments.
●	Total loans: (i) for 2018 and 2019, such loans refer to loans and accounts receivable from customers at amortized cost; and (ii) for periods prior to 2018, such loans refer to accounts receivable from customers, net.
●	Interbank loans: (i) for 2018 and 2019, such loans refer to Interbank loans at amortized cost; and (ii) for periods prior to 2018, such loans refer to Interbank loans.

Because of these differences, the information for the year ended December 31, 2017 is not comparable to the information for the years ended December 31, 2018 and 2019.

Volume and rate variances have been calculated based on movements in average balances over the year and changes in nominal interest rates, average interest-earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Increase (Decrease)
	from 2017 to 2018 due to changes in
			Net Change
			from 2017
	Volume	Rate	to 2018
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

	Increase (Decrease)
	from 2017 to 2018 due to changes in
			Net change
			from 2017
	Volume	Rate	to 2018
	(in millions of Ch$)
LIABILITIES AND SHAREHOLDERS’ EQUITY INTEREST BEARING LIABILITIES
Time deposits
Ch$	18,673	(40,287)	(21,614)
UF	(11,661)	20,583	8,922
Foreign currency	(10,761)	(24,046)	(34,807)
Total	(3,749)	(43,750)	(47,499)
Central Bank borrowings
Ch$	—	—	—
UF	—	—	—
Foreign currency	—	—	—
Total	—	—	—
Repurchase agreements
Ch$	2,828	(1,385)	1,443
UF	—	—	—
Foreign currency	7,941	(12,401)	(4,460)
Total	10,769	(13,786)	(3,017)
Mortgage finance bonds
Ch$	(1,452)	—	(1,452)
UF	(324)	1,490	1,166
Foreign currency	—	—	—
Total	(1,776)	1,490	(286)
Bonds
Ch$	(40,704)	14,005	(26,699)
UF	27,347	57,699	85,046
Foreign currency	(23,557)	4,864	(18,693)
Total	(36,914)	76,568	39,654
Other interest bearing liabilities
Ch$	340	(623)	(283)
UF	(2,733)	1,245	(1,488)
Foreign currency	2,028	(802)	1,226
Total	(365)	(180)	(545)
Total interest bearing liabilities
Ch$	(20,315)	(28,290)	(48,605)
UF	12,629	81,017	93,646
Foreign currency	(24,349)	(32,385)	(56,734)
Total	(32,035)	20,342	(11,693)

	Increase (Decrease)
	from 2018 to 2019 due to changes in
			Net Change
			from 2018
	Volume	Rate	to 2019
	(in millions of Ch$)
ASSETS
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	(473)	(1,305)	(1,778)
UF	—	—	—
Foreign currency	—	—	—
Total	(473)	(1,305)	(1,778)
Financial Investments
Ch$	14,907	(7,779)	7,128
UF	(6,249)	(2,126)	(8,375)
Foreign currency	(17,726)	(6,707)	(24,433)
Total	(9,068)	(16,612)	(25,680)
Total Loans
Ch$	8,896	(27,596)	(18,700)
UF	32,662	(9,316)	23,346
Foreign currency	48,554	(2,030)	46,524
Total	90,112	(38,942)	51,170
Interbank Loans
Ch$	(502)	(306)	(808)
UF	—	—	—
Foreign currency	110	45	155
Total	(392)	(261)	(653)
Investment under resale agreements
Ch$	(1,060)	(271)	(1,331)
UF	—	—	—
Foreign currency	1,340	(3)	1,337
Total	280	(274)	6
Other interest earning assets
Ch$	—	455	455
UF	—	—	—
Foreign currency	(350)	11,153	10,803
Total	(350)	11,608	11,258
Total interest earning assets
Ch$	21,768	(36,802)	(15,034)
UF	26,413	(11,442)	14,971
Foreign currency	31,928	2,458	34,386
Total	80,109	(45,786)	34,323

	Increase (Decrease)
	from 2018 to 2019 due to changes in
			Net Change
			from 2017
	Volume	Rate	to 2018
	(in millions of Ch$)
LIABILITIES AND SHAREHOLDERS’ EQUITY
INTEREST BEARING LIABILITIES
Time deposits
Ch$	24,185	(255)	23,930
UF	(13,363)	(3,305)	(16,668)
Foreign currency	(4,238)	(11,668)	(15,906)
Total	6,584	(15,228)	(8,644)
Central Bank borrowings
Ch$	—	—	—
UF	—	—	—
Foreign currency	—	—	—
Total	—	—	—
Repurchase agreements
Ch$	2,458	(778)	1,680
UF	—	—	—
Foreign currency	(7,665)	2,670	(4,995)
Total	(5,207)	1,892	(3,315)
Mortgage finance bonds
Ch$	—	—	—
UF	(671)	(299)	(970)
Foreign currency	—	—	—
Total	(671)	(299)	(970)
Bonds
Ch$	6,981	(2,518)	4,463
UF	26,076	(12,378)	13,698
Foreign currency	(1,159)	4,189	3,030
Total	31,898	(10,707)	21,191
Other interest bearing liabilities
Ch$	754	(12,764)	(12,010)
UF	(3,711)	5,094	1,383
Foreign currency	6,134	17,799	23,933
Total	3,177	10,129	13,306
Total interest bearing liabilities
Ch$	34,378	(16,315)	18,063
UF	8,331	(10,888)	(2,557)
Foreign currency	(6,928)	12,990	6,062
Total	35,781	(14,213)	21,568

Return on Equity and Assets

The following tables set forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	Years ended December 31,
	2017	2018	2019
	(in millions of Ch$, except for percentages)
Net income	62,825	166,854	124,522
Net income attributable to equity holders of the Bank	67,821	171,331	113,684
Average total assets	28,986,605	29,221,006	31,760,194
Average equity	3,438,445	3,490,821	3,586,220
Net income as a percentage of:
Average total assets	0.22%	0.57%	0.39%
Average equity	1.83%	4.78%	3.47%
Average equity as a percentage of:
Average total assets	11.86%	11.95%	11.29%
Annual cash dividend	618	22,979	51,614
Dividend payout ratio, based on net income attributable to shareholders under local GAAP	30.00%	40.00%	30.00%

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

Financial investments as of December 31, 2017, 2018 and 2019 are as follows:

	As of December 31,
	2017	2018	2019
	(in millions of Ch$)
Held-for-trading (2017) | Financial Instruments at Fair Value Through Profit or Loss (2018 and 2019)
Chilean Central Bank and Government securities:
Chilean Central Bank securities	3,963	21,736	52,019
Other Chilean Central Bank and Government securities	3,163	14,872	28,879
Other national institution securities:
Bonds	5	3	905
Notes	—	—	—
Other securities	—	4,014	22,218
Foreign institution securities:
Bonds	381,262	23,276	67,088
Notes	—	—	—
Other securities	8,147	19,505	4,390
Mutual funds investments
Funds managed by related organizations	18,521	3,532	5,870
Funds managed by third parties	—	10,005	33
Other investments
Other financial instruments at FVTPL	—	—	2,300
Total	415,061	96,943	183,702

	As of December 31,
	2017	2018	2019
	(in millions of Ch$)
Available-for-sale (2017)| Financial Instruments at Fair Value Through Other Comprehensive Income (2018 and 2019)
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	687,945	411,431	477,900
Chilean Treasury bonds	1,081,879	913,041	1,609,397
Other Government securities	14,053	27,612	86,981
Other financial instruments
Promissory notes related to deposits in local banks	114,038	185,501	412,962
Chilean mortgage finance bonds	64	50	41
Chilean financial institutions bonds	9,032	—	118,583
Other local investments	6,159	5,979	—
Financial instruments issued abroad
Foreign government and central banks instruments	420,687	769,693	165,927
Other foreign investments	300,740	332,560	716,423
Impairment provision	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	18,469	4,909	—
Other investments	10,412	6,378	10,676
Impairment provision	—	—	—
Total	2,663,478	2,657,154	3,598,890

As of December 31,
	2017	2018	2019
(in millions of Ch$)
Held to Maturity (2017) | Financial Instruments at Amortized Cost (2018 and 2019)
Central Bank and Government securities
Chilean Central Bank securities	—	—	—
Chilean treasury bonds	—	—	—
Other Government securities	—	—	—
Other financial securities
Promissory notes related to deposits in local banks	—	—	—
Chilean mortgage finance bonds	—	—	—
Chilean financial institution bonds	—	—	—
Other local investments	—	—	—
Financial instruments issued abroad
Foreign government and central banks instruments	—	—	—
Other foreign investments	202,030	198,923	115,658
Impairment provision	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	—	—	—
Other investments	—	—	—
Impairment provision	—	—	—
Total	202,030	198,923	115,658

We do not hold securities of any issuer other than the Central Bank of Chile, the Chilean Treasury, and the Colombian Ministry of Finance and Public Credit, in which the aggregate book value of the investment in such securities exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2019:

			After		After
			one		five
		Weighted	year	Weighted	years	Weighted		Weighted
	In one	average	through	average	through	average	After	average
	year or	Nominal	five	Nominal	ten	Nominal	ten	Nominal
	less	Rate	years	Rate	years	Rate	years	Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Financial Instruments at Fair Value Through Profit or Loss
Central Bank and Government securities:
Chilean Central Bank securities	52,019	0.30	—	—	—	—	—	—	52,019
Chilean Central Bank notes	—	-	—	—	—	—	—	—	—
Others Government securities	28,879	0.17	—	—	—	—	—	—	28,879
Other national institution securities:
Bonds	905	0.01	—	—	—	—	—	—	905
Notes	—	-	—	—	—	—	—	—	—
Other securities	22,218	0.13	—	—	—	—	—	—	22,218
Other local investments	—	-	—	—	—	—	—	—	—
Foreign institution securities:
Bonds	54,279	0.05	10,335	0.05	2,474	0.05	—	—	67,088
Notes	—	-	—	—	—	—	—	—	—
Other securities	4,390	0.04	—	—	—	—	—	—	4,390
Mutual fund investments:
Funds managed by related organizations	5,870	0.03	—	—	—	—	—	—	5,870
Funds managed by third parties	33	0.00	—	—	—	—	—	—	33
Other investments:						—			—
Other trading investments	2,300	0.03	—	—	—	—	—	—	2,300
Total	170,893	0.77	10,335	0.05	2,474	0.05	—	—	183,702

		Weighted	After	Weighted	After five	Weighted		Weighted
	In one	average	one year	average	years	average		average
	year or	Nominal	through	Nominal	through	Nominal	After ten	Nominal
	less	Rate	five years	Rate	ten years	Rate	years	Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
	(in millions of Ch$, except for percentages)
Financial Instruments at Fair Value Through Other Comprehensive Income
Chilean Central Bank and Government securities:
Chilean Central Bank securities	304,065	0.32	173,835	0.07	—	—	—	—	477,900
Chilean Treasury bonds	1,081	0.00	1,450,177	0.58	54,488	0.86	103,650	0.98	1,609,396
Others Government securities	—	—	86,981	0.03	1	0.00	—	—	86,982
Other financial instruments:
Promissory notes related to deposits in local banks	404,530	0.43	8,432	0.00	—	—	—	—	412,962
Chilean mortgage finance bonds	—	—	41	0.00	—	—	—	—	41
Chilean financial institution bonds	1,444	0.00	117,139	0.05	—	—	—	—	118,583
Other local investments	—	—	—	—	—	—	—	—	—
Financial instruments issued abroad:
Foreign Government and central bank instruments	78,778	0.08	87,149	0.04	—	—	—	—	165,927
Other foreign investments	140,506	0.15	564,663	0.23	9,209	0.14	2,045	0.02	716,423
Impairment provision	—	—	—	—	—	—	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other foreign investments	10,676	0.01	—	—	—	—	—	—	10,676
Impairment provision	—	—	—	—	—	—	—	—	—
Other investment	—	—	—	—	—	—	—	—	—
Total	941,080	0.32	2,488,417	0.40	63,698	0.75	105,695	0.96	3,598,890

After
			one		After
		Weighted	year	Weighted	five	Weighted		Weighted
		average	through	average	years	average		average
	Within	Nominal	five	Nominal	through	Nominal	After ten	Nominal
	one year	Rate	years	Rate	ten years	Rate	years	Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$
(in millions of Ch$, except for percentages)
Financial Instruments at Amortized Cost
Chilean Central Bank and Government securities:
Chilean Central Bank securities	—	-	-	-	-	-	-	-	—
Chilean treasury bonds	—	-	-	-	-	-	-	-	—
Other Government securities	—	-	-	-	-	-	-	-	—
Other financial instruments:		-
Promissory notes related to deposits in local banks	—	-	-	-	-	-	-	-	—
Chilean mortgage finance bonds	—	-	-	-	-	-	-	-	—
Chilean financial institution bonds	—	-	-	-	-	-	-	-	—
Other local investments	—	-	-	-	-	-	-	-	—
Financial instruments issued abroad:		-
Foreign government and central bank instruments	—	-	-	-	-	-	-	-	—
Other foreign investments	115,658	0.05	-	-	-	-	-	-	115,658
Impairment provision	—	-	-	-	-	-	-	-	—
Unquoted securities in active markets
Chilean corporate bonds	—	-	-	-	-	-	-	-	—
Other foreign investments	—	-	-	-	-	-	-	-	—
Other investment	—	-	-	-	-	-	-	-	—
Impairment provision	—	-	-	-	-	-	-	-	—
Total	115,658	0.05	-	-	-	-	-	-	115,658

Loan Portfolio

The following table presents our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses. Total loans reflect our loan portfolio, including past due principal amounts. For 2018 and 2019, our loan portfolio refers to loans and accounts receivable from customers at amortized cost; and for periods prior to 2018, our loan portfolio refers to loans and accounts receivable from customers, net.

	As of December 31,
	2017	2018	2019
Commercial loans:
Commercial loans	11,116,076	11,457,388	12,288,810
Foreign trade loans	700,733	928,443	1,109,169
Checking account debtors	139,348	131,100	154,276
Factoring operations	140,738	210,567	221,104
Student loans	653,003	676,689	654,721
Leasing transactions	940,789	928,160	1,005,209
Other loans and receivables	25,859	34,553	27,255
Subtotals	13,716,546	14,366,900	15,460,544
Mortgage loans:
Letters of credit loans	47,400	38,364	30,269
Endorsable mutual mortgage loans	135,919	118,668	103,850
Other mutual mortgage loans	3,660,900	3,953,245	4,384,547
Leasing transactions	282,135	312,118	336,587
Other loans and receivables	26,399	23,432	20,788
Subtotals	4,152,753	4,445,827	4,876,041
Consumer loans:
Consumer loans	1,810,049	1,921,785	2,005,038
Checking account debtors	207,501	209,492	206,738
Credit card debtors	421,169	481,567	537,741
Consumer leasing transactions	11,176	6,203	3,113
Other loans and receivables	63,411	50,716	45,599
Subtotals	2,513,306	2,669,763	2,798,229
Loans	20,382,605	21,482,490	23,134,814
Loans and receivables from Banks	36,281	341,707	56,635
Total	20,418,886	21,824,197	23,191,449

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

Other loans and receivables: This sub-category includes loans that are ancillary or that complement mutual mortgage loans.

The balances of the renegotiated mortgage loans as of December 31 2017, 2018 and 2019 were as follows:

	As of December 31,
	2017	2018	2019
	(in millions of Ch$)
Opening balance(1)	15,660	10,933	11,112
Integration Itaú Corpbanca	—	—	—
Renegotiated(2)	1,519	2,779	3,437
Recovery(3)	(5,248)	(2,567)	(2,450)
Write-offs(4)	(998)	(33)	(19)
Final balance	10,933	11,112	12,080

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

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

The balances of the renegotiated consumer loans as of December 31, 2017, 2018 and 2019 were as follows:

	As of December 31,
	2017	2018	2019
	(in millions of Ch$)
Opening balance(1)	128,722	150,707	186,320
Integration Itaú Corpbanca	—	—	—
Renegotiated(2)	91,837	48,318	90,687
Recovery(3)	(33,778)	(14,937)	(47,159)
Write-offs(4)	(36,074)	2,232	6,841
Final balance	150,707	186,320	236,689

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

As part of our business model we seek to be able to assist our customers when they are experiencing financial problems that cause them to fall behind on their payments. As a result, we make certain concessions when we renegotiate a loan, which may include the following: (i) extension of payment period; (ii) modifications to the interest rate based on each customer’s ability to pay.

The above-mentioned concessions are considered on a case-by-case basis. The grant of any concessions will depend on the situation of each customer and pursuant to the analysis by our collection department.

Furthermore, we offer a range of products to renegotiate loans, such as payment extensions or new operations to reduce the probability of write-offs.

Regarding the renegotiated loan portfolio, most of the loans are classified as impaired (i.e., those loans with installments over 60 days past due) and therefore, the associated allowance for loan losses is based on a probability of default of 100%. To reclassify a renegotiated loan out of the impaired classification, the normative criteria is defined by the CMF, i.e. the delinquency of such loans must be for at least four consecutive months with less than 90 days past due, but in the case of IFRS 9, we use an internal criteria, where a renegotiated loan must be in stage three for at least four months after being impaired in order to be cured.

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

The wholesale remedial management unit (Normalización Mayorista) managed a deteriorated exposure (internal classification of B3 or worse) of over Ch$419,758 million in 2019.

	As of December 31,
	2017	2018	2019
	(in millions of Ch$)
Opening balance(1)	237,197	492,535	443,042
Integration Itaú Corpbanca	—	—	—
Additions to normalization portfolio(2)	392,476	57,184	137,814
Recovery(3)	(103,061)	(61,078)	(60,149)
Write-offs(4)	(34,077)	(45,599)	(61,448)
Final balance(5)	492,535	443,042	459,259

(1)	Opening balance of the remedial portfolio.
(2)	Additions to remedial portfolio during each respective period.
(3)	Recovery (which may include payments, or settlements by judicial action) obtained during each respective period.
(4)	Loans and leasing operations write-offs of remedial management portfolio during each respective period.
(5)	Ending balance of the remedial management portfolio (outstanding and contingent exposures).

Currently, our remedial management portfolio is handled by a designated and specialized team (internally named Normalización Mayorista or “Wholesale Remedial”). The team has activities such as:

●	Analyzing borrowers’ status and viability and to assess the chances of recovery;
●	Establishing strategies and action plans in order to manage debtors’ portfolio;
●	Negotiating new payment schedules;
●	Transferring debtors to collection — legal proceedings;
●	Supervising and monitoring legal collection progress; and
●	Assuring appropriate internal classification.

During 2019, our remedial management processes were reinforced, introducing three mayor changes:

●	We established formal monthly reports to improve our control over forecasting and the occurrence of write offs.
●	We implemented some procedures to increase our participation and involvement in judicial processes called “ARJ” (Acuerdo de Reorganiación Judicial) and Bankruptcy (Liquidación Concursal), including:
o	Early contact with the counterparty’s legal counsel to have an active involvement in the drafting of ARJs and negotiate the most important issues;
o	Introducing minimal requirement and/or clauses in ARJs; and
o	Active participation in almost all creditors commissions for ARJs.
●	We improved our early warning process, expediting our involvement in some cases/customers who are in commercial areas:
o	We modified and improved our Early Warning Procedures Manual;
o	We improved our Watch List Committee, defining better strategies and action plans; and

o	We improved our early warning tools by accessing more public data bases and improved information periodicity.

As established in our remedial management process, customers with a deteriorated economic situation will be transferred to the Remedial Management Unit (Normalization team), under the following conditions:

●	Customers with an internal classification of B3 or worse (note that we will transfer the relationship as a whole);
●	Defaulted customers (for 89 days or more);
●	Customers involved in judicial proceedings;
●	Customers that experience a sudden and severe deterioration in their financial position; and
●	Any customer that could result in a loss to the bank.

The remedial portfolio management team is responsible for determining any action that will be taken related to the customer (renegotiation of the exposure or collection), within a period not exceeding 30 days.

Risk Index of Our Loan Portfolio

The risk index is calculated as ratio of the allowance for loan losses over total loans. Allowance for loan losses as of December 31, 2018 and 2019 refers to allowances for loans at amortized cost according to IFRS 9 and allowance for loan losses for periods are in accordance with IAS 39. Our risk index for commercial loans is calculated by including commercial current account debtors, foreign trade loans, commercial leases, factoring and other commercial loans. Mortgage loans include mortgage leasing arrangements and consumer mortgage loans, which include consumer leasing.

Commercial loans. Our risk index as of December 31, 2017, 2018 and 2019 was 3.3%, 3.4% and 3.5% respectively. The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions. Commercial loans include foreign trade loans, leasing contracts and factored receivables.

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

Mortgage loans. The risk index of our residential mortgage loans as of December 31, 2017, 2018 and 2019 was 0.8%, 1.5% and 1.6%, respectively.

Consumer loans. The risk index of our consumer loans as of December 31, 2017, 2018 and 2019 was 5.4%, 8.1% and 9.2%, respectively.

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

RISK INDEX

			% Change
	As of December 31,		from
	2017	2018	2018/2017
	(in millions of Ch$
	except for percentages)
Total loans	20,382,605	21,482,490	5.4%
Commercial loans	13,716,546	14,366,900	4.7%
Mortgage loans	4,152,753	4,445,827	7.1%
Consumer loans	2,513,306	2,669,763	6.2%
Allowances for loan losses(1)	618,527	768,120	24.2%
Commercial loans	446,914	484,707	8.5%
Mortgage loans	35,019	66,117	88.8%
Consumer loans	136,594	217,296	59.1%
Allowances for loan losses as a percentage of total loans(1)	3.0%	3.6%	20.0%
Commercial loans	3.3%	3.4%	3.0%
Mortgage loans	0.8%	1.5%	76.4%
Consumer loans	5.4%	8.1%	49.8%

(1)	Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. 2017 is in accordance with IAS 39.

During 2018, our loan portfolio and, consequently, our allowances for loan losses, were positively impacted by (i) an acceleration of economic activity in both Chile and Colombia, which led to a partial improvement in the credit risk of our loan portfolio and (ii) a decrease in exposure to major corporate single-names made after the merger, producing favorable credit risk adjustments. Higher allowances for loan losses in 2018 resulted primarily from the effects of our first time adoption of IFRS 9.

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

Our Risk Index (calculated using general ledger balances and applying IFRS 9) as of December 31, 2018 and 2019 was:

RISK INDEX

			% Change
	As of December 31,		from
	2018	2019	2019/2018
	(in millions of Ch$
	except for percentages)
Total loans	21,482,490	23,134,814	7.7%
Commercial loans	14,366,900	15,460,544	7.6%
Mortgage loans	4,445,827	4,876,041	9.7%
Consumer loans	2,669,763	2,798,229	4.8%
Allowances for loan losses	768,120	880,117	14.6%
Commercial loans	484,707	545,199	12.5%
Mortgage loans	66,117	78,501	18.7%
Consumer loans	217,296	256,417	18.0%
Allowances for loan losses as a percentage of total loans	3.6%	3.8%	6.4%
Commercial loans	3.4%	3.5%	4.5%
Mortgage loans	1.5%	1.6%	8.3%
Consumer loans	8.1%	9.2%	12.6%

During 2019, our loan portfolio and, consequently, our allowances for loan losses, were negatively impacted by (i) specific cases in the wholesale segment (one in Chile and one in Colombia); (ii) a higher provisioning level for wholesale and retail clients related to social unrest events in Chile; and (iii) a negative impact on our loan loss provisions associated with loans in foreign currency due to the greater depreciation of the Chilean and Colombian pesos against the U.S. dollar. This decrease was partially offset by a financial hedge that is accounted for in our net income from financial operations.

Our loan portfolio increased 7.7% in 2019, primarily due to both a sound performance in commercial loans and a positive growth trend in our mortgages and consumer loan portfolios (9.7% and 4.8%, respectively). Our mortgage loans, which is the business unit with the lowest level of risk, increased from Ch$4,445,827  million in 2018 to Ch$4,876,041 million in 2019 and our consumer loans, the business unit with the highest level of risk, increased from Ch$2,669,763 million in 2018 to Ch$2,798,229 million in 2019. As of December 31, 2019, commercial loans, mortgage loans and consumer loans represented 66.8%, 21.1% and 12.1% of our total loan portfolio, respectively.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2019:

		Due after
		1 year		Balance as of
	Due in 1	through	Due after	December 31,
	year	5 years	5 years	2019
	(in millions of Ch$ as of December 31, 2019)
Commercial loans	4,252,632	3,168,147	4,868,031	12,288,810
Foreign trade loans	734,317	256,463	118,389	1,109,169
Checking account debtors	154,276	—	—	154,276
Factoring operations	220,624	480	—	221,104
Student loans	167	6,646	647,908	654,721
Leasing transactions	42,682	417,510	545,017	1,005,209
Other loans and receivables	24,973	2,282	—	27,255
Subtotals	5,429,671	3,851,528	6,179,345	15,460,544
Letters of credit loans	705	11,706	17,858	30,269
Endorsable mutual mortgage loans	136	6,376	97,338	103,850
Other mutual mortgage loans	4,256	62,380	4,317,911	4,384,547
Leasing transactions	2,154	14,067	320,366	336,587
Other loans and receivables	33	989	19,766	20,788
Subtotals	7,284	95,518	4,773,239	4,876,041
Consumer loans	93,727	1,587,733	323,578	2,005,038
Checking account debtors	206,738	—	—	206,738
Credit card debtors	484,269	53,472	—	537,741
Consumer leasing transactions	462	2,651	—	3,113
Other loans and receivables	45,575	—	24	45,599
Subtotals	830,771	1,643,856	323,602	2,798,229
Subtotal loans				23,134,814
Loans and receivables to banks				56,635
Total loans				23,191,449

The following table presents the interest rate analysis of our outstanding loans due after one year as of December 31, 2019.

As of December 31, 2019
Variable interest rate
Ch$	1,236,933
UF	1,576,408
Ch$ indexed to US$	45
Foreign currency	3,480,845
Subtotal	6,294,231
Fixed interest rate
Ch$	3,043,028
UF	5,035,094
Ch$ indexed to US$	5,464
Foreign currency	2,542,031
Subtotal	10,625,617
Total	16,919,848

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2019:

	Due in 1
	year	Due after 1 year	Due after 5
2019	or less	through 5 years	year	Total
	(in millions of Ch$ as of December 31, 2019)
Commercial loans	9,438	5,161	46,679	61,278
Foreign loans (*)	1,677,304	1,893,951	2,159,083	5,730,338
Total	1,686,742	1,899,112	2,205,762	5,791,616

(*)    Includes commercial, mortgage and consumer loans.

Loans by Economic Activity

The following table sets forth as of the dates indicated, an analysis of our gross loan portfolio based on the borrower’s principal business activity. Loans for 2018 and 2019 refer to loans and accounts receivable from customers at amortized cost; and for 2017, loans refer to loans and accounts receivable from customers, net:

Loans by Economic Activity

										Distribution
	Domestic Loans as of			Foreign Loans as of			Total Loans as of			percentage as of
	December 31,			December 31,			December 31,			December 31,
	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019
Loans by Economic Activity
Manufacturing	987,900	982,497	988,739	52,591	114,714	111,000	1,040,491	1,097,211	1,099,739	5.11%	5.11%	4.75%
Mining and Petroleum	445,907	424,883	292,263	198,154	252,894	259,352	644,061	677,777	551,615	3.16%	3.16%	2.38%
Electricity, Gas and Water	531,474	600,667	685,749	405,009	356,706	439,792	936,483	957,373	1,125,541	4.59%	4.46%	4.87%
Agriculture and Livestock	298,517	207,271	309,648	117,413	139,098	174,295	415,930	346,369	483,943	2.04%	1.61%	2.09%
Forestry and wood extraction	8,213	24,511	48,192	30,594	5,172	5,136	38,807	29,683	53,328	0.19%	0.14%	0.23%
Fishing	13,912	1,945	42,397	—	1,530	4,505	13,912	3,475	46,902	0.07%	0.02%	0.20%
Transport and storage	424,223	509,354	478,737	244,254	191,047	80,534	668,477	700,401	559,271	3.28%	3.26%	2.42%
Communications	29,377	23,886	25,209	65,062	62,191	9,717	94,439	86,077	34,926	0.46%	0.40%	0.15%
Construction	1,368,244	1,436,096	1,757,874	269,876	310,530	348,955	1,638,120	1,746,626	2,106,829	8.04%	8.13%	9.11%
Commerce	999,639	861,291	1,439,969	713,211	758,817	689,210	1,712,850	1,620,108	2,129,179	8.40%	7.54%	9.20%
Services	2,619,520	2,735,023	2,864,307	1,161,213	1,137,037	1,080,264	3,780,733	3,872,060	3,944,571	18.55%	18.02%	17.05%
Others	2,384,400	2,436,337	2,275,275	347,843	793,403	1,049,425	2,732,243	3,229,740	3,324,700	13.41%	15.03%	14.37%
Subtotal Commercial Loans	10,111,326	10,243,761	11,208,359	3,605,220	4,123,139	4,252,185	13,716,546	14,366,900	15,460,544	67.30%	66.88%	66.82%
Mortgage Loans(1)	3,635,993	3,852,962	4,211,094	516,760	592,865	664,947	4,152,753	4,445,827	4,876,041	20.37%	20.70%	21.08%
Consumer Loans(1)	1,544,062	1,750,986	1,923,745	969,244	918,777	874,484	2,513,306	2,669,763	2,798,229	12.33%	12.43%	12.10%
Total	15,291,381	15,847,709	17,343,198	5,091,224	5,634,781	5,791,616	20,382,605	21,482,490	23,134,814	100%	100%	100.00%

(1)	Figures prepared according to IFRS. We have classified our loan portfolio taking into account the debtor that receives the loan.

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally trade-related. The table below lists our total amounts outstanding to borrowers in foreign countries as of December 31, 2017, 2018 and 2019. This table does not include foreign trade-related loans to Chilean borrowers.

	As of December 31,
	2017	2018	2019
	(in millions of Ch$)
Argentina	3,028	30,939	34,048
Bahamas	—	—	—
Brazil	4,386	—	—
British Virgin Islands	6,154	—	—
Colombia	4,807,040	5,087,740	5,196,014
Costa Rica	—	—	—
France	923	1,046	1,129
Luxembourg	—	—	—
Mexico	29,199	43,327	36,336
Netherlands	22,974	—	—
Panama	7,047	2,983	1,607
Peru	182,712	262,023	242,795
Switzerland	—	—	—
United States	27,761	206,722	279,687
Total	5,091,224	5,634,780	5,791,616

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions. The table below lists the amounts of foreign deposits by country as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017	2018	2019
	(in millions of Ch$)
Australia	523	147	130
Belgium	1,593	25	239
Canada	186	315	376
China	3	9	31
Colombia	125,597	158,787	203,867
Denmark	939	—	(159)
England	69	60	711
Germany	2,940	8,715	30,032
Italy	132	—	-
Japan	69	634	4,646
London	3,337	—	-
Mexico	31	1	239
New Zealand	20	—	40
Norway	2	1	9
Panama	755	242	74
Peru	32	24	233
South Korea	—	22	-
Spain	3,713	27	443
Sweden	56	3	14
Switzerland	113	770	152
United Kingdom	1,051	2,988	19,582
United States	505,462	484,595	377,233
Venezuela	7	—	-
Total	646,630	657,365	637,892

Credit Risk Governance

Credit risk management is the responsibility of the Corporate Risk Management Division, which reports to the CEO. Its objective is to ensure that risk management is a competitive advantage for the Bank, through an integral management that allows the business areas to achieve their objectives, in an environment of adequate control and alignment with the risk strategy of the Bank.

To accomplish this goal, the Corporate Risk Management Division combines, among others, a well-defined credit process in terms of approval, monitoring and collection procedures, a strong supervision of all stages of the credit cycle, monitoring the quality and performance of our loan portfolio and taking promptly measures over potentially non-performing loans, while ensuring strong compliance of the legal, regulatory and normative framework.

The Credit Risk Management and Control structure is segregated in Wholesale Credit Risk, Retail Credit Risk, Credit Risk Control, Operational Risk and Compliance, Retail Collection and Risk Architecture:

Wholesale Credit Risk is accountable for the credit process of the wholesale banking business segments comprised of Corporate, Real Estate Companies, Large Enterprises, Financial Institutions, Representative Office in New York and Peru, Risk Countries, Subsidiaries and Wholesale Remedial Unit.

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

In the case of Wholesale Banking customers, the assessment focuses on the credit history and on the reputation and management capacity of its owners, on their market position and on the demand for their products or services, on their current and projected cash, their solvency and, when applicable, on the guarantees offered in connection with the loan.

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

The credit risk management process for customers of the different segments of Retail Banking is composed of the following stages:

Credit Initiation.

Our credit initiation process consists of:

●	Admission Scores, using internal and external information. Risk cuts are applied according to each customer segment. Credit requests collect socio-demographic information that supports our risk analysis and our control of compliance with credit policies.
●	Accountability and Responsibility (tied to incentive plans). Branch managers know their customers and they are responsible for credit decisions but they must first seek approval with a credit risk officer.
●	Analytical Driven Sales Process. We know the customers that we want and we guide the search for prospects, according to this definition. We permanently offer pre-approved offers of consumer loans, credit cards and revolving credit lines to our current customers, whose risk profile is within the cut-off threshold and the parameters established under our credit policy. Additionally, we use traditional credit review processes, where credit proposals are evaluated and authorized by a credit expert.
●	Control Environment. To assess the loan authorization ability (approving credit worthy customers and declining non-credit worthy customers), early delinquency rates are periodically monitored and the sales mix is controlled frequently, according with risk categories.

Maintenance.

We strive to have high market share in the most profitable business units (low-medium risk and medium-high usage) and low market share in the lowest profitable business units (high risk or low usage). The maintenance process is composed of:

●	Renewals/Non-Renewals (Revolving Products). Renewals and non-renewals are based on customer payment behavior and profitability.
●	Campaigns. Top-up and cross-selling offers are implemented. Credits are offered permanently to our current customers, such as pre-approved installments credits, revolving credit lines and credit cards. Our goal is to maximize the share of client base in our most profitable business units.

Collection.

We focus on having a high quality collection process, with a consistent strategy in terms of products, policies, suppliers, means of payment and specialized vendors. The collection process is composed of:

●	Collection Strategy. Our collection strategy is currently based on our products, business segments, delinquency lines, collection channels, geographic coverage, and applied test policies (champions and challengers). Delinquent debtors are reported to credit bureaus.
●	Collection Operations. Our collection operations strategy is based on internal teams and suppliers. The collection operations teams provide coverage through different channels (e.g., digital collection, telephone collection, property collection, collection in branches and judicial collection) and operate under a performance model and merit considerations. In addition, our continuity plan requires the use of external collection emergencies in cases of emergency or union instability, among others.
●	Policies and Products. Rewrites, standardization offers and payments agreements are made as necessary. Our objective is to maximize the recovery of capital.

●	Control Environment and Support. Reliable information management systems are used, which allow us to have a controlled process. We have a collection system and predictive dialers for telephony.

Charge-off Policy, Recovery and Planning.

The charge-off policy, recovery and planning process consists of:

●	Charge-off Policy. As a general rule, charge-offs should be done when all collection efforts have been exhausted. These charge-offs consisted of derecognition from the consolidated statements of financial position of the corresponding loans transactions in their entirety, and, therefore, included portions of loans that were not past due in the case of installments loans or leasing transactions (no partial charge-offs exist).
●	Loan Loss Allowance. History of defaults, recoveries, write-offs and collection expenses are used to calculate the allowances of each portfolio. Back Testing Analyses are periodically performed in order to ensure the right coverage, as well as the correct models performance. Forward-looking information and all considerations required by applicable regulations and standards are taken into account.

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

Impairment Assessment as of January 1, 2018 (Under IFRS 9)

As of January 1, 2018, we replaced the “incurred loss” model of IAS 39 with an “expected credit loss” (ECL) model established by IFRS 9. The new impairment model applies to all financial assets measured at amortized cost and debt securities measured at fair value through other comprehensive income (FVOCI), including commitment and contingent loans. Investments in equity are outside of the scope of the new impairment requirements.

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

The new model uses a dual measurement approach, under which the loss allowance is measured as either:

●	12-month ECL
●	Lifetime ECL

We have defined default on an individual or collective basis as follows:

●	Individual: when exposure is more than 89 days past due, it is in judicial collection or it has been identified as impaired by an internal risk committee.
●	Collective: when exposure is more than 89 days past due or has been restructured with more than 60 days past due.

For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors.

The ECL measurement basis depends on whether there has been a “significant increase in credit risk” (“SICR”) since initial recognition. Based on changes in credit quality since initial recognition, IFRS 9 outlines a “three-stage” model impairment in accordance with the following diagram:

Change in credit quality since initial recognition

Stage 1	Stage 2	Stage 3
Initial recognition	SICR since initial recognition	Credit impaired assets
12-month ECL	Lifetime ECL	Lifetime ECL

At the end of each reporting period, we evaluate whether a financial instrument’s credit risk has significantly increased since initial recognition or whether an asset is considered to be credit-impaired, and consequently classify financial instruments into the respective stage:

●	Stage 1: When loans are first recognized, the Bank recognizes an allowance based on 12-month ECL. Stage 1 loans also include facilities where the credit risk has improved and the loan has been returned to Stage 1.
●	Stage 2: When a loan has shown a significant increase in credit risk since origination, we record an allowance based on lifetime ECL. Stage 2 loans also include facilities where the credit risk has improved and the loan has been returned to stage 2.
●	Stage 3: Loans considered credit-impaired. The Bank records an allowance based on lifetime ECL, setting the probability of default (“PD”) at 100%.

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

Expected Credit loss Measurement

The ECL are the probability-weighted estimate of credit losses, i.e. the present value of all cash shortfalls. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. The three main components to measure the ECL are:

●	PD: The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognized and is still in the portfolio.
●	LGD: The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral.
●	EAD: The exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdown on committed facilities, and accrued interest from missed payments.

For measuring 12-month and lifetime ECL, cash shortfalls are identified as follows:

●	12-month ECL: the portion of lifetime ECL that represents the ECL that result from default events on the financial instruments that are possible within the 12 months after the reporting date.
●	Lifetime ECL: the ECL that result from all possible default events over the expected life of the financial instrument.

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

We estimate the ECL for contingent loans, we estimate the expected portion of the loan commitment that will be drawn down over its expected life.

Forward looking information

The ECL model includes a broad range of forward looking information as economic inputs, such as:

●	GDP growth

●	Unemployment rates
●	Central Bank interest rates
●	Real estate prices

Modifications of financial assets

When a loan measured at amortized cost has been renegotiated or modified but not derecognized, the Bank recognizes the resulting gains or losses as the difference between the carrying amount of the original loans, and modified contractual cash flows discounted using the “Effective Interest Rate” (“EIR”) before modification. The EIR is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortized cost of a financial liability.

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

Financial guarantee contracts are initially measured at fair value and subsequently measured at the higher of:

●	The amount of the loss allowance (calculated as described in Note 21 of our consolidated financial statements); and
●	The premium received on initial recognition less income recognized in accordance with the principles of IFRS 15.

Loan commitments provided by us are measured as the amount of the loss allowance (calculated as described in Note 1 of our consolidated financial statements in respect of accounting policies and ECL criteria, with further details contained in Note 36 of our consolidated financial statements in respect of risk management considerations and specific criteria by country). We have not provided any commitment to provide loans at a below-market interest rate, or that can be settled net in cash or by delivering or issuing another financial instrument.

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

Charge-offs

The gross carrying amount of a financial asset is reduced when there is no reasonable expectation of recovery and collection efforts have been exhausted. A charge-off constitutes a derecognition event of the corresponding loan transaction in its entirety, and therefore, include portions not past-due for installments loans or leasing operation (no partial charge-off).

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

Total Loans — Models Based on Group Analysis

The following tables provide statistical data regarding the classification of our loans as of the dates indicated below, applying the classification explained in prior pages:

	As of December 31, 2017
		Allowances
	Total Loans	for loan losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	1,202,416	129,038	10.7%
Leasing commercial	77,352	6,837	8.8%
Factoring commercial	12,267	93	0.8%
Student loans	653,003	12,794	2.0%
Consumer	2,502,130	136,196	5.4%
Leasing consumer	11,176	398	3.6%
Mortgage	3,870,618	26,059	0.7%
Leasing mortgage	282,135	8,960	3.2%

	As of December 31, 2018
		Allowances
	Total Loans	for loan losses(1)	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	1,208,771	274,884	22.7%
Leasing commercial	73,863	25,113	34.0%
Factoring commercial	16,418	9	0.1%
Student loans	676,689	51,091	7.6%
Consumer	2,663,560	216,820	8.1%
Leasing consumer	6,203	476	7.7%
Mortgage	4,133,709	61,722	1.5%
Leasing mortgage	312,118	4,395	1.4%

(1)	Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. 2017 is in accordance with IAS 39.

	As of December 31, 2019
		Allowances
	Total Loans	for loan losses(1)	Risk Index (%)
	(in millions of Ch$ except for percentages)
Commercial	1,204,478	312,626	25.96%
Leasing commercial	69,668	16,302	23.40%
Factoring commercial	12,854	3,694	28.74%
Student loans	654,721	19,442	2.97%
Consumer	2,795,116	256,190	9.17%
Leasing consumer	3,113	227	7.29%
Mortgage	4,539,454	65,622	1.45%
Leasing mortgage	336,587	12,879	3.83%

(1)	Allowance for loan losses as of December 31, 2019 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. 2017 is in accordance with IAS 39.

Consumer Loans — Models Based on Group Analysis

	As of December 31, 2017
		Allowances for loan
	Total Loans	losses	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	421,169	20,182	4.8%
Lines of credit	267,001	18,306	6.9%
Other revolving	3,893	581	14.9%
Installment consumer loans	1,168,078	33,195	2.8%
Card loans	21,308	775	3.6%
Salary discount loans	469,951	20,699	4.4%
Renegotiation	150,706	42,450	28.2%
Others	24	8	33.7%

	As of December 31, 2018
		Allowances for loan
	Total Loans	losses(1)	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	481,567	38,426	6.4%
Lines of credit	256,456	25,585	10.0%
Other revolving	3,752	575	15.3%
Installment consumer loans	1,368,909	68,237	5.0%
Card loans	14,676	769	5.2%
Salary discount loans	372,671	23,668	6.4%
Renegotiation	165,529	67,200	40.6%
Others	—	—	—

(1)	Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. 2017 is in accordance with IAS 39.

	As of December 31, 2019
		Allowances for loan
	Total Loans	losses(1)	Risk Index (%)
	(in millions of Ch$ except for percentages)
Credit cards	537,741	35,046	6.5%
Lines of credit	248,678	24,240	9.8%
Other revolving	3,394	552	16.3%
Installment consumer loans	1,465,987	94,779	6.5%
Card loans	7,648	489	6.4%
Salary discount loans	330,257	22,140	6.7%
Renegotiation	201,406	78,944	39.2%
Others	5	—	—%

(1)	Allowance for loan losses as of December 31, 2019 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. 2017 is in accordance with IAS 39.

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the dates indicated below, applying the classification explained in prior pages:

2019

	Corporate Portfolio												Group Portfolio
	Normal Portfolio					Impaired Portfolio							Normal	Impaired
As of December 31, 2019	A1	A2	A3	A4	A5	A6	B1	B2	Impaired		Total		Portfolio	Portfolio	Total	General Total
	(in millions of Ch$)
Loans and receivables from banks	—	4,570	37,725	14,340	—	—	—	—	—		56,635		—	—	—	56,635
Allowances for loan losses	—	4	58	177	—	—	—	—	—		239		—	—	—	239
As percentage of total loans	—%	0.09%	0.15%	1.23%	—	—	—	—	—		0.42%		—	—	—	0.42%
Loans and receivable from customers
Commercial loans:
Commercial loans	11,339	565,824	2,873,658	3,907,004	2,303,624	497,734	176,544	82,783	754,310		11,172,820		988,305	127,685	1,115,990	12,288,810
Foreign trade loans	90,944	63,956	282,215	328,146	250,042	32,251	13,738	267	26,113		1,087,672		20,979	518	21,497	1,109,169
Checking account debtors	—	288	31,161	24,726	31,864	6,628	3,569	371	5,532		104,139		42,011	8,126	50,137	154,276
Factoring operations	9,205	22,995	69,177	67,888	35,573	2,707	463	—	242		208,250		12,547	307	12,854	221,104
Student loans	—	—	—	—	—	—	—	—	—		—		576,029	78,692	654,721	654,721
Leasing transactions	—	3,935	112,762	305,023	353,768	78,534	21,911	8,166	51,442		935,541		64,199	5,469	69,668	1,005,209
Other loans and receivables	2	42	1,292	2,638	3,978	938	269	25	947		10,131		14,666	2,458	17,124	27,255
Subtotal Commercial loans	111,490	657,040	3,370,265	4,635,425	2,978,849	618,792	216,494	91,612	838,586		13,518,553		1,718,736	223,255	1,941,991	15,460,544
Allowances for loan losses	47	420	5,509	40,421	62,860	15,793	7,420	7,483	315,876	0	455,830	0	30,277	59,093	89,369	545,199
As percentage of total loans	0.04%	0.06%	0.16%	0.87%	2.11%	2.55%	3.43%	8.17%	37.67%		3.37%		1.76%	26.47%	4.60%	3.53%
Consumer loans	—	—	—	—	—	—	—	—	—		—		2,623,064	175,165	2,798,229	2,798,229
Allowances for loan losses	—	—	—	—	—	—	—	—	—		—		119,353	137,064	256,417	256,417
As percentage of total loans	—	—	—	—	—	—	—	—	—		—		4.55%	78.25%	9.16%	9.16%
Mortgage loans	—	—	—	—	—	—	—	—	—		—		4,644,274	231,767	4,876,041	4,876,041
Allowances for loan losses	—	—	—	—	—	—	—	—	—		—		34,693	43,808	78,501	78,501
As percentage of total loans	—	—	—	—	—	—	—	—	—		—		0.75%	18.90%	1.61%	1.61%
Total loans and receivable to customers	111,490	657,040	3,370,265	4,635,425	2,978,849	618,792	216,494	91,612	838,586		13,518,553		8,986,074	630,187	9,616,261	23,134,814
Allowances for loan losses	47	420	5,509	40,421	62,860	15,793	7,420	7,483	315,876		455,830		184,323	239,964	424,287	880,117
As percentage of total loans	0.04%	0.06%	0.16%	0.87%	2.11%	2.55%	3.43%	8.17%	37.67%		3.37%		2.05%	38.08%	4.41%	3.80%
Financial investments	—	—	—	—	—	—	—	—	—		—		—	—	—	—

2018

	Corporate Portfolio										Group Portfolio
	Normal Portfolio						Impaired Portfolio (*)				Normal	Impaired		General
	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Subtotal	Portfolio	Portfolio	Total	Total
As of December 31, 2018	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Loans and receivables from banks	9,648	256,680	62,699	12,680	—	—	—	—	—	341,707	—	—	—	341,707
Allowances for loan losses	3	414	46	—	—	—	—	—	—	463	—	—	—	463
As percentage of total loans	0.03%	0.16%	0.07%	—%		—	—	—	—	0.14%	—	—		0.14%
Loans and receivable from customers
Commercial loans
Commercial loans	77,530	401,697	2,825,432	3,624,000	2,359,123	544,098	230,739	65,738	592,765	10,721,122	732,307	3,959	736,266	11,457,388
Foreign trade loans	—	—	120,431	194,385	132,301	10,015	16,595	7,695	71,030	552,452	275,178	100,813	375,991	928,443
Current account debtors	—	917	8,625	12,407	13,189	3,579	3,420	383	8,947	51,467	62,083	17,550	79,633	131,100
Factoring operations	33,027	44,471	42,572	36,018	28,489	1,092	4,349	—	4,131	194,149	16,305	113	16,418	210,567
Student loans	—	—	—	—	—	—	—	—	—	—	604,599	72,090	676,689	676,689
Leasing transactions	—	6,283	93,172	291,530	302,280	56,196	22,572	2,942	79,322	854,297	68,929	4,934	73,863	928,160
Other loans and receivables	8	45	6,769	3,028	5,484	487	150	67	1,634	17,672	12,992	3,889	16,881	34,553
Subtotal Commercial loans	110,565	453,413	3,097,001	4,161,368	2,840,866	615,467	277,825	76,825	757,829	12,391,159	1,772,393	203,348	1,975,741	14,366,900
Allowances for loan losses	508	475	3,506	37,403	58,360	27,477	18,067	9,793	233,242	388,831	37,352	58,524	95,876	484,707
As percentage of total loans	0.46%	0.10%	0.11%	0.90%	2.05%	4.46%	6.50%	12.75%	30.78%	3.14%	2.11%	28.78%	4.85%	3.37%
Consumer loans	—	—	—	—	—	—	—	—	—	—	2,532,331	137,432	2,669,763	2,669,763
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	135,521	81,775	217,296	217,296
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	5.35%	59.50%	8.14%	8.14%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	4,235,934	209,893	4,445,827	4,445,827
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	39,755	26,362	66,117	66,117
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.94%	12.56%	1.49%	1.49%
Total loans and receivable to customers	110,565	453,413	3,097,001	4,161,368	2,840,866	615,467	277,825	76,825	757,829	12,391,159	8,540,658	550,673	9,091,331	21,482,490
Allowances for loan losses	508	475	3,506	37,403	58,360	27,477	18,067	9,793	233,242	388,831	212,628	166,661	379,289	768,120
As percentage of total loans	0.46%	0.10%	0.11%	0.90%	2.05%	4.46%	6.50%	12.75%	30.78%	3.14%	2.49%	30.26%	4.17%	3.58%

2017

	Corporate Portfolio																Group Portfolio
	Normal Portfolio									Impaired Portfolio (*)							Normal		Impaired				General
	A1	A2	A3	A4		A5		A6		B1		B2		Impaired		Subtotal	Portfolio		Portfolio		Total		Total
As of December 31, 2017	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$		millions of Ch$		millions of Ch$		millions of Ch$		millions of Ch$		millions of Ch$		millions of Ch$	millions of Ch$		millions of Ch$		millions of Ch$		millions of Ch$
Loans and receivables from banks	862	42,105	23,025	4,293		—		—		—		—		—		70,285	—		—		—		70,285
Allowances for loan losses	—	76	132	—		—		—		—		—		—		208	—		—		—		208
As percentage of total loans	—	0.18%	0.57%	—		—		—		—		—		—		0.30%	—		—		—		0.30%
Loans and receivable from customers
Commercial loans
Commercial loans	34,371	188,865	2,651,517	3,263,945		2,423,298		593,069		158,313		106,093		606,942		10,026,413	980,093		109,570		1,089,663		11,116,076
Foreign trade loans	—	—	150,154	244,954		145,609		13,995		17,078		8,085		85,032		664,907	27,168		8,658		35,826		700,733
Current account debtors	633	922	13,317	25,229		24,647		5,443		4,345		640		4,447		79,623	48,594		11,131		59,725		139,348
Factoring operations	27,456	9,726	17,735	50,559		18,656		3,443		598		—		298		128,471	12,202		65		12,267		140,738
Student loans	—	—	—	—		—		—		—		—		—		—	598,717		54,286		653,003		653,003
Leasing transactions	2,186	7,059	94,226	269,425		310,915		66,536		25,076		5,783		82,231		863,437	70,641		6,711		77,352		940,789
Other loans and receivables	3	59	508	2,972		3,509		563		126		39		878		8,657	13,817		3,385		17,202		25,859
Subtotal Commercial loans	64,649	206,631	2,927,457	3,857,084		2,926,634		683,049		205,536		120,640		779,828		11,771,508	1,751,232		193,806		1,945,038		13,716,546
Allowances for loan losses	21	197	2,153	22,819		52,873		16,509		6,087		2,315		195,178		298,152	57,057		91,705		148,762		446,914
As percentage of total loans	0.00%	10.00% %	7.00% %	59.00%	%	181.00%	%	242.00%	%	296.00%	%	192.00%	%	2503.00%	%	253.00% %	326.00%	%	4732.00%	%	765.00%	%	326.00%
Consumer loans																	2,396,246		117,060		2,513,306		2,513,306
Allowances for loan losses	—	—	—	—		—		—		—		—		—		—	93,255		43,339		136,594		136,594
As percentage of total loans	—	—	—	—		—		—		—		—		—		—	389.00%	%	3702.00%	%	543.00%	%	543.00%
Mortgage loans																	3,975,744		177,009		4,152,753		4,152,753
Allowances for loan losses	—	—	—	—		—		—		—		—		—		—	22,730		12,289		35,019		35,019
As percentage of total loans	—	—	—	—		—		—		—		—		—		—	57.00%	%	694.00%	%	84.00%	%	84.00%
Total loans and receivable to customers	64,649	206,631	2,927,457	3,857,084		2,926,634		683,049		205,536		120,640		779,828		11,771,508	8,123,222		487,875		8,611,097		20,382,605
Allowances for loan losses	21	197	2,153	22,819		52,873		16,509		6,087		2,315		195,178		298,152	173,042		147,333		320,375		618,527
As percentage of total loans	—	0.10%	0.07%	0.59%		1.81%		2.42%		2.96%		1.92%		25.03%		2.53%	2.13%		30.20%		3.72%		3.03%

Classification of Loan Portfolio Based on the Customer’s Payment Performance

The following tables set forth the amounts that are current as to payments and interest and the amounts that are overdue under IFRS, as of the dates indicated:

Total Loans

	As of December 31,
	2017	2018	2019
	(in millions of Ch$, except for percentages)
Current	19,266,605	20,358,662	21,867,833
Overdue 1-29 days	396,178	429,791	384,973
Overdue 30-89 days	257,807	241,090	228,343
Overdue 90-180 days	177,728	148,234	298,718
Overdue 181-240 days	58,703	28,977	64,964
Overdue 241-360 days	80,146	52,176	89,723
Overdue more than 360 days	145,437	223,560	200,260
Total loans (excludes interbank loans)	20,382,604	21,482,490	23,134,814

Analysis of Impaired Loans, Non-Performing Loans and Past Due Loans

The following tables analyze our impaired loans and past due loans and the allowances for loan losses existing as of the dates indicated:

	As of December 31,
	2017	2018	2019
	(in millions of Ch$ except for percentages)
Total loans (1)	20,382,605	21,482,490	23,134,814
Impaired loans (2)	1,267,703	1,299,226	1,468,775
Allowance for loan losses (3)	618,527	768,120	880,117
Impaired loans as a percentage of total loans	6.2%	6.0%	6.3%
Non-performing loans (4)	462,015	452,947	653,664
Non-performing loans as a percentage of total loans (4)	2.3%	2.1%	2.8%
Past due loans (5)	188,163	271,791	312,510
Past due loans as a percentage of total loans	0.9%	1.3%	1.4%
Allowance for loans losses as a percentage of:
Total loans	3.0%	3.6%	3.8%
Total impaired loans	48.8%	59.1%	60.6%
Total Non-performing loans	133.9%	169.6%	136.1%
Total amounts past due	328.7%	282.6%	284.7%
Reported ECL	—	768,120	880,117
Reported Coverage (Reported ECL/ loans and accounts receivable at amortized cost)	—	3.6%	3.8%

(1)	Total loans as of December 31, 2018 and 2019 corresponds to loans and accounts receivable from customers at amortized cost according to IFRS 9. 2017 is in accordance with IAS 39.
(2)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations. For 2018 and 2019, impaired loans include loans classified in stage 3 according to IFRS 9. For 2017, impaired loans include (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
(3)	Allowance for loan losses as of December 31, 2018 and 2019 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. 2017 is in accordance with IAS 39.
(4)	Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue. Total loans in 2018 and 2019 corresponds to loans at amortized cost. Our loan portfolio classified as stage 3 under IFRS 9 was Ch$ 1,237,205 million as of December 31, 2019 (Ch$884,977 million in 2018) with an ECL coverage of 34.9% % (39.7% in 2018).

(5)	Past due loans include all installments and lines of credit more than 90 days overdue. Past due loans do not include the aggregate principal amount of such loans.

The following table provides further information on our non-performing loans:

	Between	Between	Between	More than
As of December 31, 2019	90-180 days	181-240 days	241-360 days	360 days	Total
	(in millions of Ch$)
Commercial Loans	211,906	52,152	71,557	154,959	490,574
Mortgages Loans	46,997	9,236	12,771	33,645	102,649
Consumer Loans	60,441	—	—	—	60,441
Total loans (excludes interbank loans)	319,344	61,388	84,328	188,604	653,664

	Between	Between	Between	More than
As of December 31, 2018	90-180 days	181-240 days	241-360 days	360 days	Total
	(in millions of Ch$)
Commercial Loans	98,718	41,043	64,904	110,205	314,870
Mortgages Loans	27,215	8,868	18,341	36,683	91,107
Consumer Loans	46,970	—	—	—	46,970
Total loans (excludes interbank loans)	172,903	49,911	83,245	146,888	452,947

	Between	Between	Between	More than
As of December 31, 2017	90-180 days	181-240 days	241-360 days	360 days	Total
	(in millions of Ch$)
Commercial Loans	95,917	50,327	69,079	104,054	319,377
Mortgages Loans	32,958	8,376	11,067	41,383	93,784
Consumer Loans	48,853	—	—	—	48,853
Total loans (excludes interbank loans)	177,728	58,703	80,146	145,437	462,014

Analysis of Allowances for Loan Losses

The following table analyzes our provisions for loan losses charged to income and changes in the allowances attributable to write-offs, allowances released, recoveries, allowances on loans acquired for year ended December 31, 2017, according to IAS 39.

As of December 31,
2017
(in millions of Ch$ except
for percentages)
Allowances for loan losses at beginning of period	559,304
Allowances on acquired loans
Charge-offs	(233,361)
Provisions established	819,268
Provisions released(1)	(472,305)
Integration Itaú Corpbanca	—
Impairment	—
Use provision	(9,760)
Exchange rate differences (2)	(44,619)
Allowances for loan losses at end of period	618,527
Ratio of charge-offs to average loans	1.1%
Allowances for loan losses at end of period as a percentage of total loans	3.0%
Allowances for loan losses at end of period	618,527

(1)	Represents the aggregate amount of provisions for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.
(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period.

The following sets forth the movements in our allowances for loan losses during the years ended December 31, 2018 and 2019, according to IFRS 9. For a description of the various categories mentioned below, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impairment Assessment as of January 1, 2018 (Under IFRS 9).”

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Balances as of January 1, 2019	—	46,153	87,457	133,610	138,492	232,447	263,571	634,510	768,120
Changes in the allowances
- Net transfers to stage 1	—	—	—	—	29,418	(23,245)	(6,173)	—	—
- Net transfer to stage 2	—	—	—	—	(14,077)	28,023	(13,946)	—	—
- Net transfer to stage 3	—	(22,642)	22,642	—	(5,171)	(29,876)	35,047	—	—
- Increases due to change in credit risk	—	1,216	62,685	63,901	19,691	80,613	105,143	205,447	269,348
- Decreases due to change in credit risk	—	(7,758)	(1,096)	(8,854)	(51,409)	(39,540)	(11,452)	(102,401)	(111,255)
- Charge-offs	—	—	(13,891)	(13,891)	(983)	(7,631)	(144,859)	(153,473)	(167,364)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	12,496	7,376	19,872	73,009	91,324	98,595	262,928	282,800
Financial assets that have been derecognized	—	(1,824)	(3,152)	(4,976)	(49,158)	(62,668)	(82,517)	(194,343)	(199,319)
Net transfer from (to) group assessed	—	933	—	933	—	(933)	—	(933)	—
Foreign exchange and other movements	—	13,426	(10,886)	2,540	5,603	(8,217)	37,861	35,247	37,787
Balances as of December 31, 2019	—	42,000	151,135	193,135	145,415	260,297	281,270	686,982	880,117

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Balances as of January 1, 2018	—	49,389	32,736	82,125	126,230	248,129	284,089	658,448	740,573
Changes in the allowances
- Net transfers to stage 1	—	—	—	—	—	36,325	41,471	77,796	77,796
- Net transfer to stage 2	—	—	—	—	(5,233)	—	49,097	43,864	43,864
- Net transfer to stage 3	—	—	—	—	(4,354)	(22,811)	—	(27,165)	(27,165)
- Increases due to change in credit risk	—	3,732	16,587	20,319	18,307	18,459	28,670	65,436	85,755
- Decreases due to change in credit risk	—	(532)	(1,706)	(2,238)	(23,460)	(27,162)	(9,105)	(59,727)	(61,965)
- Charge-offs					(21,316)	(18,559)	(95,091)	(134,966)	(134,966)
- Changes due to modifications that did not result in derecognition								—	—
New financial assets originated or purchased	—	6,428	17,037	23,465	66,074	54,568	77,069	197,711	221,176
Financial assets that have been derecognized	—	(20,636)	(15,355)	(35,991)	(19,950)	(58,405)	(78,728)	(157,083)	(193,074)
Net transfer from (to) group assessed	—	7,772	38,158	45,930	138	(1,761)	(38,158)	(39,781)	6,149
Foreign exchange and other movements				—	2,056	3,664	4,257	9,977	9,977
Balances as of December 31, 2018	—	46,153	87,457	133,610	138,492	232,447	263,571	634,510	768,120

Our policy with respect to write-offs is as disclosed in Note 1(q) to our financial statement included herein. The following table shows the write-offs breakdown by loan category:

	As of December 31,
	2017	2018	2019
	(in millions of Ch$)
Consumer loans	115,708	164,680	160,700
Mortgage loans	8,303	8,035	7,381
Commercial loans	109,350	102,450	116,297
Total	233,361	275,165	284,378

The following table shows loan loss recoveries by loan category for the periods indicated:

	As of December 31,
	2017	2018	2019
	(in millions of Ch$)
Bank debt	—	—	—
Consumer loans	16,419	25,959	33,661
Mortgage loans	1,908	2,588	2,791
Commercial loans	13,236	19,921	22,213
Total	31,563	48,468	58,665

Based on information available regarding our debtors, the Bank believes that our allowances for loan losses are sufficient to cover known probable losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31, 2019, 2018 and 2017, allowances for loan losses that were attributable to our commercial, consumer and mortgage loans as of each date. Under IFRS, the fair value of a loan portfolio acquired should be shown as recorded upon acquisition under IFRS 3, business combination.

	As of December 31, 2019(1)
				Loans in
		Allowance Amount	Allowance Amount	category as
	Allowance	as a percentage of	as a percentage of	percentage of
	amount	loans in category	total loans	total
	(in millions of Ch$ except for percentages)
Commercial loans	545,199	3.5%	2.4%	66.7%
Consumer loans	256,417	9.2%	1.1%	12.1%
Residential mortgage loans	78,501	1.6%	0.3%	21.0%
Loans and receivables to banks	430	0.8%	—%	0.2%
Total allocated allowances	880,547	15.1%	3.8%	100.0%

(1)	Allowance for loan losses as of December 31, 2019 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. 2017 is in accordance with IAS 39.

	As of December 31, 2018(1)
				Loans in
		Allowance Amount	Allowance Amount	category as
	Allowance	as a percentage of	as a percentage of	percentage of
	amount	loans in category	total loans	total
	(in millions of Ch$ except for percentages)
Commercial loans	484,707	3.4%	2.2%	65.8%
Consumer loans	217,296	8.1%	1.0%	12.2%
Residential mortgage loans	66,117	1.5%	0.3%	20.4%
Loans and receivables to banks	463	0.1%	0.0%	1.6%
Total allocated allowances	768,583	3.5%	3.5%	100.0%

(1)	Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. 2017 is in accordance with IAS 39.

	As of December 31, 2017
				Loans in
		Allowance Amount	Allowance Amount	category as
	Allowance	as a percentage of	as a percentage of	percentage of
	amount	loans in category	total loans	total
	(in millions of Ch$ except for percentages)
Commercial loans	446,914	3.3%	2.2%	67.2%
Consumer loans	136,594	5.4%	0.7%	12.3%
Residential mortgage loans	35,019	0.8%	0.2%	20.3%
Loans and receivables to banks	208	0.6%	0.0%	0.2%
Total allocated allowances	618,735	3.0%	3.1%	100%

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017	2018	2019
	(in millions of Ch$)
Checking accounts	2,473,283	2,570,436	2,882,535
Other demand liabilities	1,668,384	1,730,039	1,990,913
Saving accounts	28,410	27,156	20,016
Time deposits	10,036,583	10,093,703	11,599,943
Other commitments	250	252	228
Total	14,206,910	14,421,586	16,493,635

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2019, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2019
			Foreign
	Ch$	UF	Currency	Total
	(In %)
Demand deposits	22.10	0.72	44.39	29.55
Savings accounts	—	0.00	0.34	0.12
Time deposits:
Maturing within 3 months	44.10	5.27	29.46	37.94
Maturing after 3 but within 6 months	13.89	1.43	9.37	11.98
Maturing after 6 but within 12 months	16.12	0.14	6.80	12.41
Maturing after 12 months	3.80	92.43	9.64	8.00
Total time deposits	77.90	99.28	55.27	70.33
Total deposits	100%	100%	100%	100%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2019.

	As of December 31, 2019
			Foreign
	Ch$	UF	Currency	Total
	(in millions of Ch$)
Maturing within 3 months	3,600,934	11,800	1,807,575	5,420,309
Maturing after 3 but within 6 months	387,528	364,685	348,851	1,101,064
Maturing after 6 but within 12 months	1,400,817	4,229	507,787	1,912,833
Maturing after 12 months	1,643,684	—	570,391	2,214,075
Total time deposits	7,032,963	380,714	3,234,604	10,648,281

Minimum Capital Requirements

The following table sets forth our minimum capital requirements as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017	2018	2019
	(in millions of Ch$ except for
	percentages)
Net capital base	3,189,876	3,324,531	3,346,102
3% total assets net of provisions	(915,261)	(953,445)	(1,047,243)
Excess over minimum required equity	2,274,615	2,371,086	2,298,859
Net capital base as a percentage of the total assets, net of provisions	10.46%	10.46%	9.59%	%
Effective net equity	3,249,572	3,415,845	3,280,569
10% of the risk-weighted assets	(2,215,179)	(2,331,556)	(2,496,018)
Excess over minimum required equity	1,034,393	1,084,289	784,551
Effective equity as a percentage of the risk-weighted assets	14.7%	14.6%	13.1%

Our capital ratios levels decreased from 14.7% to 14.6% between 2017 and 2018 and decreased to 13.1% as of December 31, 2019.

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$1,114,716 million, Ch$2,009,621 million and Ch$1,090,457 million as of December 31, 2017, 2018 and 2019, respectively, in accordance with IFRS.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements.

The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2017		2018		2019
				Weighted		Weighted
		Weighted		Average		Average
		Average		Nominal		Nominal
	Year End	Nominal	Year End	Interest	Year End	Interest
	Balance	Interest Rate	Balance	Rate	Balance	Rate
	(in millions of Ch$ except for percentages)
Obligations under repurchase agreements	420,920	0.10%	1,015,614	0.05%	134,310	0.31%
Central Bank borrowings	—	—	—	—	-	-
Domestic interbank loans	—	—	—	—	-	-
Borrowings under foreign trade credit lines	697,744	0.06%	1,000,481	0.08%	956,147	0.08%
Total short-term borrowings	1,118,664	0.07%	2,016,095	0.06%	1,090,457	0.08%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	As of and for the Year Ended December 31,
	2017		2018		2019
				Weighted		Weighted
		Weighted		Average		Average
		Average		Nominal		Nominal
	Average	Nominal	Average	Interest	Average	Interest
	Balance	Interest Rate	Balance	Rate	Balance	Rate
	(in millions of Ch$ except for percentages)
Obligations under repurchase agreements	596,022	0.07%	798,696	0.06%	649,379	0.06%
Central Bank borrowings	—	—	—	—	66,015	0.06%
Domestic interbank loans	27,917	0.20%	15,417	0.42%	54,170	0.15%
Borrowings under foreign trade credit lines	578,252	0.07%	794,359	0.10%	826,397	0.09%
Total short-term borrowings	1,202,191	0.07%	1,608,472	0.08%	1,595,961	0.07%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2017	Maximum 2018	Maximum 2019
	Month-End	Month-End	Month-End
	Balance	Balance	Balance
	(in millions of Ch$)
Obligations under repurchase agreements	948,657	1,015,614	1,005,514
Central Bank borrowings	—	—	—
Domestic interbank loans	215,858	132,179	180,025
Borrowings under foreign trade credit lines	1,074,498	1,108,097	999,229
Other obligations	24,488	20,642	14,057

C. ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our principal subsidiaries, as of the date of this Annual Report.

Itaú Corredores de Bolsa Ltda., Itaú Administradora General de Fondos S.A., Itaú Asesorías Financieras S.A., Itaú Corredores de Seguros S.A. and Recaudaciones y Cobranzas Ltda. are incorporated and domiciled in Chile. Itaú Corpbanca New York Branch is incorporated and domiciled in the State of New York, United States. Itaú Corpbanca Colombia S.A., Itaú Securities Services Colombia S.A. Sociedad Fiduciaria, Itaú Comisionista de Bolsa Colombia S.A., Itaú Corredor de Seguros Colombia S.A. and Itaú Asset Management Colombia S.A. Sociedad Fiduciaria are incorporated and domiciled in Colombia. Itaú (Panamá) S.A. is incorporated and domiciled in Panama.

For more information about the services our subsidiaries and our New York Branch provide see “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Financial Services Offered Through Subsidiaries”.

D. PROPERTY

Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile since 2007. As of December 31, 2019, we owned 32 of the 359 properties where our branches were located. Total branch space as of December 31, 2019 was approximately 23,104 square meters (248,690 square feet). Our branches are located throughout Chile, including the Santiago metropolitan region, and Colombia, including in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements, together with the notes thereto, included elsewhere in this Annual Report, and in conjunction with the information included under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview — Selected Statistical Information.” Our consolidated financial statements as of December 31, 2015, 2016, 2017, 2018 and 2019 and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 have been prepared in accordance with IFRS.

Our financial statement data as of and for the years ended December 31, 2015 and 2016 are not comparable to the data as of and for the years ended December 31, 2017, 2018 and 2019 because of the Merger, which was consummated on April 1, 2016. The Merger has been accounted for as a reverse acquisition, based on guidance in IFRS 3 “Business Combinations,” with Banco Itaú Chile (the legal acquiree) considered as the accounting acquirer and Corpbanca (the legal acquirer) considered as the accounting acquiree. Accordingly, the financial statements of Itaú Corpbanca for periods prior to the acquisition date of April 1, 2016 reflect the historical financial information of Banco Itaú Chile. Before the Merger, former Banco Itaú Chile (the legal acquiree) only produced financial statements pursuant to Chilean Banking GAAP, while former Corpbanca (the legal acquirer) from 2009 to 2015 issued financial statements according to Chilean Banking GAAP and according to IFRS.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Information” and “Item 3D. Risk Factors.”

INTRODUCTION

We are a banking corporation organized under the laws of Chile. Our common shares are listed on the Santiago Stock Exchange and the Chilean Electronic Exchange, and our ADSs are listed on the NYSE. We are regulated by the CMF. We offer general commercial and consumer banking services and provide other services including factoring, collection, leasing, securities and insurance brokerage, asset management and investment banking.

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

Developments in the Chilean Economy

The Chilean economy was negatively affected by two main events in 2019: the global trade war between China and the United States of America; and the social unrest that unfolded in the final quarter of the year. Both events hampered growth, confidence, external accounts and the value of the Chilean peso.

The first event was a drawn out affair that hampered global growth prospects and resulted in low commodity prices (particularly copper in Chile’s case). With Chile being a small-open economy and copper accounting for around half of total exports, the developments on the global scale were felt domestically. During the first three months of the year, growth stood at 2.2% as compared to 4.0% in 2018, private sentiment started to wane and with inflation under control, the Central Bank of Chile embarked on an easing cycle by lowering the policy rate from 3% to 1.75% in October.

While the prospects for the Chilean economy were already unfavorable given the global dynamics, domestic events in October and November turned the country upside down. In the second half of October, Chile experienced the most intense social protests since its return to democracy. What started as a student demonstration against an increase in transportation fees, rapidly escalated to an intense confrontation with public forces. This led President Piñera to declare a state of emergency on October 18, while curfews were imposed in the following days. Protests endured, with the population demanding solutions to inequality, low wages, pensions and the quality of healthcare services. The demonstrations peaked on October 25 with more than one million people gathering at the edge of downtown Santiago.

A breakthrough was achieved when politicians came together to agree on a path for a new constitution, a key popular demand. In the early hours of November 15, members from across the Chilean political spectrum announced a mechanism to address the polemic issue of the Chilean Constitution. Despite various adjustments to the Constitution over time, particularly during President Ricardo Lagos’ government, the key complaint is that it was drawn up during the military government. In fact, surveys show that a large majority of respondents favor the adoption of a new version of the bill. For more information on the process for the potential adoption of a new constitution, see “Item 4. Information on the Company—B. Business Overview—Chilean Banking Regulation and Supervision—Recent Regulatory Developments in Chile—Referendum to Amend the Chilean Constitution”.

With growth expectations falling sharply and expectations that the labor market would follow suit, the Chilean government responded with an ambitious fiscal stimulus package of close to 2% of the Chilean GDP. Part of the package was focused on public expenditure seeking to boost activity and employment by increasing investment expenditure and improving pensions and the unemployment insurance scheme. The remainder would support SMEs (via tax rebates and deferred tax payments) and the reconstruction of public infrastructure (particularly the heavily-damaged subway system in Santiago).

Amid restrictions to retail operations, consumption contracted in the final quarter of the year and led to the weakest full-year growth performance since 2009. In the fourth quarter of 2019, GDP dropped 2.1% as compared to the fourth quarter of 2019, and reached 1.1% in 2019, from 3.9% in 2018. For the full year, gross fixed investment (measured as the net increase in physical assets: investment minus disposals), moderated 0.6 percentage points to 4.2%, while total consumption growth dropped 3 percentage points to 0.8% as compared to the year ended December 31, 2018. Exports of goods and services fell 2.3% (+5% in 2018), similar to the decline in imports of goods and services (+7.9% in 2018). The outlook for growth in 2020 was already unfavorable considering the uncertainty arising from the events unfolding last October; the global impact of COVID-19 and the resulting measures undertaken globally only enhance headwinds. The closure of commercial operations and self-isolation practices are expected to have a meaningful impact on economic activity that could result in a further loosening of the labor market. We expect an activity contraction this year as the most likely outcome.

On the other hand, external accounts were hurt by falling copper prices and reduced global demand. The 2019 current account deficit increased to US$10.9 billion (negative 3.9% of GDP), from US$10.6 billion (negative 3.6% of GDP in 2018). The trade balance surplus decreased to US$4.2 billion in 2019, as compared to US$4.6 billion in 2018. Despite the expectation that copper prices remain closer to US$2/lb in 2020, it is expected that the current account deficit narrows on the back of a significant shock to domestic demand. However, despite a larger current account deficit, foreign direct investment inflows were robust and fully funded the external imbalance. In 2019, foreign direct investment inflows increased US$4.6 billion, ultimately reaching US$11.9 billion (4.3% of GDP).

Falling copper prices, general global risk aversion and the domestic protests hurt the Chilean peso. After ending 2018 at Ch$695.69 per US$1.00, the exchange rate depreciated to historic nominal lows (reaching Ch$838 per US$1.00 during the November 28 session), and resulted in the Central Bank of Chile announcing foreign exchange intervention program through which the Central Bank of Chile will to sell up to US$20 billion in foreign currency interventions within a six-month period. The intervention would take place through auctions of US$10 billion in the spot market and US$10 billion in the NDF market between December 2 and May 29, 2020. Following the intervention and an advancement on the global trade dispute, the exchange rate closed at Ch$744.62 in 2019. COVID-19 will most likely maintain a risk-off sentiment and uncertainty over the constitutional process in Chile, which could in turn depreciate the Chilean peso further in 2020.

The depreciation of the Chilean peso helped reduce the drag from tradable inflation. As a result, inflation accelerated to 3.0% by December 31, 2019, as compared to 2.6% in December 2018. It is expected that inflation will continue rising beyond the 3% target set by the Central Bank of Chile during the first half of this year as pass-through from the exchange weakening unfolds. Thereafter, some moderation process is likely as domestic demand wanes.

At the start of 2019, the Central Bank of Chile was continuing with a gradual normalization prices with a 25 basis point rate hike to 3.0%. However, as the global and domestic outlook worsened, rate cuts to 1.75% by October were implemented. As uncertainty arose amid social unrest, the Central Bank of Chile favored a cautious approach and signaled stable rates ahead. Risks to the inflation scenario were deemed symmetric reflecting a degree of uncertainty to determine which force (output gap or exchange rate) would dominate inflation dynamics ahead. The developments in the global state in the first quarter of 2020 driven by the COVID-19 pandemia saw central banks moving to increase stimulus and liquidity and the Central Bank of Chile followed suit cutting the interest rate by 125 basis points to 0.5%. We expect rates to remain near historical lows as activity contracts.

President Piñera’s second administration, which took office in March 2018, made fiscal policy a priority given rating downgrades of one notch from all big three agencies: Fitch Ratings and Standard and Poor’s revised the sovereign debt rating to ‘A’ and ‘A+’, respectively in 2017, and Moody’s changed its rating to ‘A1’ with a stable outlook in mid-2018. However, the government’s plans were impacted following the social movement in the fourth quarter of 2019. As a result, the nominal deficit was 2.8% of the Chilean GDP last year, compared to 1.6% in 2018. The 2020 expectations is for the deficit to rise to close to 6% with double stimulus packages to address social demands and limit the impact of COVID-19 on the economy. The swift increase in debt metrics raising the likelihood of further rating downgrades this year.

Looking ahead, besides the potential adoption of a new constitution, there remain other uncertainties and risks ahead. To address social demands, the Chilean Congress will have to advance on an ambitious reform agenda spanning from pension and health reforms to labor law adjustments. Additionally, the increased fiscal expenditure would result in a sharp deterioration of Chile’s fiscal accounts and debt metrics raising the risk of a sovereign credit downgrade ahead. In turn, business confidence dropped to historically low levels, pointing to an investment slump ahead. Chile might not be able to count on external demand to soften the domestic slowdown in light of the global slowdown and likely recession in a number of economies. The Chilean GDP is expected to shrink this year, the Chilean peso is expected to remain above Ch$800 per US$1.00 despite the aggressive foreign exchange intervention program pursued by the Central Bank of Chile and fiscal plans to issue a larger than normal proportion of debt denominated in US$ and the utilization of sovereign wealth funds to partly fund the fiscal stimulus packages.

Developments in the Colombian Economy

The year 2019 was positive for the Colombian economy. The activity recovery advanced, led by domestic demand, inflationary pressures were mainly under control, interest rates remained stable at a mildly expansionary level, and the fiscal deficit narrowed. However, lower oil prices and recovering domestic demand led to a widening of the current account deficit and depreciation of the Colombian peso.

Growth was 3.3% in 2019, recovering from 2.5% in 2018 on an acceleration in internal demand (to 4.5% from 3.4% in 2018). Favorable labor market dynamics on the urban front, along with high business confidence aided the growth recovery. The influx of Venezuelan immigrants likely played some role in the dynamic private consumption performance (4.6% in 2019 versus 3.0% in 2018). Investment picked up to 4.6% (1.5% in 2018). This year, activity will likely come to a halt amid low oil prices, weakened global demand and domestic response measures to COVID-19 that would dampen internal demand.

A supply-side shock affected transportation and lifted food prices in the second quarter of 2019. Core inflation dynamics remained stable. Total inflation measured 3.80% in December of 2019, up from 3.18% in 2018, as compared to 4.09% in 2017. With growth recovery and inflation transitorily high, the Central Bank of Colombia held the policy rate stable at 4.25% throughout the year. This year, as global central banks lower rates, wide twin deficits and the low oil price scenario amplify the vulnerability of the Colombian Peso, which could heighten inflationary pressures and reduce the appeal of monetary easing. Nevertheless, given the expected dire impact on activity of COVID-19, monetary easing is likely.

The external account deficit remains a point of attention. The current account deficit widened to 4.3% last year, up 0.4 percentage points from 2018, marking the widest deficit since 2015. Recovering internal demand amid lower oil prices led to a sharp widening of the trade balance deficit last year to US$10.8 billion from US$7.1 billion in 2018.

However, on the positive front, financing was healthy. Foreign direct investment into Colombia reached 4.5% of Colombia’s GDP, up from 3.5% in 2018. Net direct investment reached 3.5% of the Colombian GDP, an improvement from 1.9% in 2018. Falling oil prices, risk-off mode and fiscal concerns led to further weakening for the Colombian peso. The peso traded at COP3,277,14 per US$1.00 at the end of 2019, as compared to COP3,249.75 per US$1.00 at the end of 2018. The shock to oil prices at the start of 2020 would be partly compensated by the expected activity implosion and would keep the current account deficit broadly stable and wide. However, significant depreciation of the Colombian peso is likely.

While fiscal targets are being met, risks on the horizon persist. On the fiscal side, last year’s nominal was 2.5% of Colombian GDP deficit, a decrease from the 3.1% deficit recorded in 2018. However, the government has been able to broadly meet its short-term targets because Colombia’s public finances have benefited from higher-than-expected central bank dividends and elevated revenues from state-owned Ecopetrol (two sources which are not sustainable going forward). During 2019, the Colombian Constitutional Court ruled that the 2018 Financing Law did not meet the required procedural steps, invalidating the entire proposal and risking the expected fiscal inflows ahead. The Colombian Congress moved swiftly to approve a new version that became effective at the start of 2020. The approval of the bill is favorable for investment confidence (withholding tax cut for foreign investment in the fixed income market was reaffirmed at 5%, from 14%). With President Duque’s political capital diminishing as the year unfolded and without significant fiscal buffers, with gross central government debt above 50% of the Colombian GDP and rising, it will remain challenging to address growing social spending demands without risking sovereign ratings. A pension reform is widely acknowledged as necessary to expand coverage and ensure sustainability of the system, but it lacks political and popular support and there is no political appetite for another tax reform to boost structural revenues.

Overall, a still-fragile structural revenue stream points to a likely need for additional tax reforms and additional privatization – both of which will be difficult to execute in the current environment – in order to keep the rating agencies at bay. Moody’s long-term foreign debt rating on Colombia is Baa2 with a stable outlook, while Fitch recently reaffirmed its rating on Colombia at a comparable BBB- level, with a negative outlook. The lowest rating, one notch lower at BBB-, is held by S&P, who recently downgraded the outlook to negative after holding a stable prospect at the close of 2019.

The outlook for 2020 is far from encouraging as global economies adopt extraordinary measures to slow down the spread COVID-19. The subsequent impact on activity would be significant and raises the risk of a recession. We expect rates to be lowered and required liquidity measures implemented, growth to stall or fall, and the Colombian peso to stay above COP4,000.00 per US$1.00.

Impact of COVID-19 on the Economy

Global Context

Global economic activity is expected to enter a broad recession in 2020 as a result of the COVID-19 pandemic and the measures taken to contain the pandemic. We have revised our GDP growth forecasts to -1.1%, from the previous -0.4%, at the global level; to 2.5% from 3.3% in China; to -3.2% from -2.2% in Europe; to -1.5% from 0.1% in the U.S.; and to -3.5% from -2.2% in Latin America.

Governments and central banks around the world announced a series of stimulus measures to provide support against the crisis. The U.S. Federal Reserve has cut the target range for the Federal Funds Rate back to zero, resumed the asset purchase program and reintroduced a series of facilities adopted in response to the 2008 financial crisis. The European Central Bank announced an additional asset purchases program and eased the criteria of its refinancing operations. Further, various countries have announced substantial fiscal stimulus packages that should foster growth in the second half of the year.

The COVID-19 pandemic and, to a lesser extent, lower oil prices are driving a sharp deterioration in asset prices in emerging markets, which should lead to a sharp tightening of international capital flows.

In 2019, China’s real GDP growth decreased to 6.1%, down from 6.7% in 2018. We forecast China’s real GDP growth rate at 2.5% in 2020, due to the COVID-19 pandemic.

Latin America Context

The COVID-19 pandemic and, to a lesser extent, lower oil prices are still driving a sharp deterioration in asset prices in Latin America. Economic activity in the region will likely decrease by 3.5% this year, as social distancing measures are expected to cause GDP to decrease sharply in the second quarter. High public debt levels should limit fiscal responses, but countries seem resigned to live with higher debt levels for some time and further monetary policy loosening is underway. Even though the COVID-19 pandemic initially represents a supply shock, monetary policy is being used to increase the probability that demand normalizes once the worst has passed. However, the sharp depreciation of currencies in Latin America bars an even more aggressive and rapid response. Even so, further rate cuts are expected.

Inflation

General

In the past, Chile experienced high levels of inflation, which significantly affected our financial condition and results of operations during such periods. In recent years, Chile has experienced relatively low inflation rates, with sporadic episodes where price growth deviated from the Central Bank of Chile’s 2%-4% target range. In 2017, 2018 and 2019 the inflation rate was 2.3%, 2.6%, and 3.0%, respectively. Our results of operations reflect the effect of inflation in the following ways:

●	ssubstantial portion of our assets and liabilities are denominated in UF. The UF is a unit of account, the peso value of which is indexed daily to reflect inflation recorded in the previous month. The net increase or decrease in the nominal peso value of our UF-denominated assets and liabilities is reflected as income or loss in our income statement, and
●	the rates of interest earned and paid on peso-denominated assets and liabilities reflect, to a certain degree, inflation and expectations regarding inflation.

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

Colombia has experienced high levels of inflation recently amid its currency depreciation and supply-side shocks affecting food prices. The rate of inflation in Colombia in 2017, 2018 and 2019 was 4.09%, 3.18% and 3.80%, respectively. At its peak during 2019, the 12-month inflation rate reached 3.86% in October. The 12-month inflation rate peak during the last decade (2010-2019) was 8.97% in July 2016.

UF-Denominated Assets and Liabilities

The UF is revalued by the INE on a monthly basis. Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal Chilean peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$26,798.14, Ch$27,565.79 and Ch$28,309,94 as of December 31, 2017, 2018 and 2019, respectively. The effect of any changes in the nominal Chilean peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Conversely, our net interest income will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$3,364,483 million, Ch$2,659,865 million and Ch$3,345,964 million during the years ended December 31, 2017, 2018 (1) and 2019, respectively. See “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Selected Statistical Information— Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest Bearing Liabilities.”

(1) Previously reported Ch$3,401,660 million for 2017, which did not include the IFRS allowance adjustment for Ch$37,177 million and Ch$3,377,750 million for 2018, which did not include the IFRS allowance adjustment for Ch$717,885 million.

Chilean Peso-Denominated Assets and Liabilities

Interest rates prevailing in Chile are materially affected by the current rate of inflation during the period and market expectations concerning future inflation. The responsiveness to such prevailing rates of our Chilean peso-denominated interest-earning assets and interest bearing liabilities varies. See “Item 5. Operating and Financial Review and Prospects—Interest Rates,” Item 5. Operating and Financial Review and Prospects —Results of Operations” below and “Item 11. Quantitative and Qualitative Disclosures about Financial Risk.” We maintain a substantial amount of non-interest bearing Chilean peso-denominated demand deposits. The ratio of the average balance of such demand deposits to average interest-earning assets was 2.1%, 2.6% and 2.5% during the years ended December 31, 2017, 2018 and 2019, respectively. Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in interest rates or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

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

As of March 31, 2020 the DTF rate was 4.59%. The Central Bank of Colombia also calculates the interbank rate (Interés Bancario de Referencia or “IBR”), which acts as a reference of overnight and one-month interbank loans, based on quotations submitted each business day by eight participating banks to the Central Bank of Colombia. Using a weighted average of the quotations submitted, the Central Bank of Colombia calculates the overnight IBR each business day. The one-month IBR is calculated each Tuesday. Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate (Interés Bancario Corriente), calculated as the average of the interest ordinarily charged by banks within a set period of time. The current banking interest rate is certified by the Colombian Superintendency of Finance.

A significant portion of our banking subsidiaries’ assets are linked to the DTF; accordingly, changes in the DTF affect our banking subsidiaries’ net interest income.

The Central Bank of Colombia decreased its reference rate to 3.25% on March 26, 2013, and the interest rate remained stable until March of 2014. From April 2014 to August 2014, the Central Bank of Colombia increased the reference rate by 125 basis points to 4.50%, a level consistent with neutral conditions. After a year on hold, amid accelerating inflation, which led to increasing inflation expectations, and a rapid deterioration of the current account deficit above 6% of GDP, the Central Bank began a monetary tightening cycle in September 2015, taking the policy rate to 5.75% by year-end. The tightening cycle ended in July 2016, with the policy rate at 7.75%. As inflation began to slow down in the third quarter of the year, the Central Bank moved back to loosening the monetary policy stance with a 25 basis point cut to 7.50% in December 2016. The easing cycle continued in 2017, with further cuts totaling 275 basis points leading to the policy rate ending 2017 at 4.75% and another 50 basis points in 2018 to 4.25%. The policy rate was held stable throughout 2019, ending the year at 4.25% (near neutral conditions), as the economy showed signs of a gradual recovery and inflation remained broadly under control.

On average, the DTF went from 7.96% in 2007 to 3.88% in the first quarter of 2014. In response to the changing monetary policy conditions, the DTF adjusted upward moving to 4.34% by year-end 2014 and to 5.22% at the end of December 2015 and 7.59% by the end of July 2016, before retreating to 6.86% by year-end 2016. As monetary loosening proceeded in 2017, the DTF rate dropped to 5.21% by year-end and to 4.51% by the end of 2018. With the reference rate stable in 2019, the DTF rate was broadly unchanged ending the year at 4.46%.

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar and the Colombian peso. Our reported income is affected by changes in the value of the Chilean peso with respect to foreign currencies (principally the U.S. dollar and Colombian peso) because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are converted to Chilean pesos in preparing our consolidated financial statements. The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. In the past, the Chilean peso has been subject to significant volatility when compared to the U.S. dollar. In 2014, the Chilean peso depreciated against the U.S. dollar by 15.0% as compared to 2013. In 2015, the Chilean peso depreciated against the U.S. dollar by 17.3% as compared to 2014. In 2016, the Chilean peso appreciated against the

U.S. dollar by 5.7% as compared to 2015. In 2017, the Chilean peso appreciated against the U.S. dollar by 1.3% as compared to 2016. In 2018, falling copper prices and a risk aversion sentiment led to a 12% depreciation of the Chilean peso. The exchange rate between the Chilean peso and the U.S. dollar as of December 31, 2017, 2018 and 2019 was Ch$615.22, and Ch$695.69, and Ch$744.62 per US$1.00, respectively. The notable depreciation of the Chilean peso has been due to the global trade war that negatively affected copper prices and the social unrest in late 2019 that raised domestic uncertainty. The Chilean peso may be subject to significant fluctuations in the future and we note that the Central Bank of Chile foreign exchange intervention strategy remains active at the start of 2020 with its utilization likely if the value of the Chilean Peso diverges significantly from its fundamental levels.

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2016, 2017 and 2018, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$(531,771) million, Ch$793,218 million and Ch$ 1,058,760 million, respectively.

Falling oil prices, risk-off mode and fiscal concerns led to further weakening for the Colombian peso in 2019. The peso traded at COP3,277.14 per US$1.00 at the end of 2019, as compared to COP3,249.75 per US$1.00 at the end of 2018 and COP2,984.00 per US$1.00 at the end of 201. The shock to oil prices during the first quarter of 2020 could be partly compensated by the expected activity slowdown, which could in turn keep the current account deficit broadly stable and wide. However, the Colombian peso is likely to depreciate.

RECENT DEVELOPMENTS

Public health crises, or the public perception of the risks of public health crises, such as the outbreak of the COVID-19 pandemic, may negatively impact economic activity in Chile and in other countries in which we operate. Accordingly, our results of operations or financial condition may be adversely affected.

The outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China, as well as other countries, including the countries in which we operate, growing into a global pandemic, as declared by the World Health Organization. Since the outbreak began, countries have responded by taking various measures including imposing mass quarantines, restricting travel, limiting public gatherings and suspending certain economic activities. In addition, concerns related to COVID-19 have lowered equity market valuations, decreased liquidity in fixed income markets and created significant volatility and disruption in global financial markets, resulting in increased volatility of stock prices (including the price of our stock), a trend which may continue. Also, there are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities that may have a destabilizing effect on financial markets and economic activity, including companies in the financial sector. Please refer to “Item 3—Key Information—Risk Factors—Risks Relating to Chile, Colombia and Other Countries in Which We Operate—COVID-19 or any other pandemic disease and health events could affect the economies of the countries in which we operate, our business operations or our financial condition and results of operations;” and “Item 5—Operating and Financial Review and Prospects—Operating Results—The Economy—Impact of COVID-19 on the Economy” for a discussion of the ways COVID-19 may impact our business and the economies in which we operate.

The following is a summary of the measures that regulatory authorities have taken in Chile to address the consequences of the COVID-19 pandemic on the Chilean economy:

●	A first package of measures was presented by the Chilean government on March 17, 2020, including the following: (i) an employment protection initiative that allows employees to retain their employment contracts and employee labor rights, while receiving a partial wage financed through the unemployment insurance fund; (ii) a capital injection of US$0.5 billion to Banco del Estado de Chile that would raise its credit capacity (to provide financing to individuals and SMEs) by close to US$4.4 billion; (iii) a special bonus for workers without a formal employment relationship that would benefit nearly three million people; (iv) a municipal solidarity fund focused on alleviating reduced SME revenue during the emergency; (v) the elimination of the stamp tax for six months, applicable to all new credit operations; (vi) and the fast-tracking of payments to government suppliers to within 30 days after delivery of product or service;
●	The Central Bank of Chile’s easing of the policy rate by 125 basis points to 0.5%, the launching of a first-round financing facility (FCIC) to banks for just under 2.0% of the Chilean GDP, and a bank bond purchasing program of US$8 billion (just over 3% of the Chilean GDP). The Central Bank has also announced a second phase of its bank financing facility (FCIC), given that two thirds of the first offering has already been utilized. The first phase amount totaled close to 2% of the Chilean GDP. The second round is expected to increase the financing capacity to around 8% of the Chilean GDP. The rate paid by banks on this credit facility will be the policy rate at the time (0.5%);
●	A second package was announced by the Chilean government on April 8, 2020, considering two key areas: protecting economic activity and protecting income, especially for workers without a formal employment relationship. This package includes the Chilean government guarantee of 48-month credit lines to SMEs. The total guarantees provided by the Chilean government could reach US$3 billion (just over 1% of the Chilean GDP) and will grant preferential interest rates on new loans by addressing credit risk concerns. Collateral offered by the Chilean government decreases with a firm’s annual sales, with new credit channeled through the banking sector available until September. Banks will need to reschedule other credit lines held by the respective recipients at such banks for the duration of the COVID-19 credit line period. Firms receiving this working capital injection are not able to use it to pay other credit lines, but rather to pay for ongoing operations (e.g., salaries, providers, rent, etc.). Preliminary estimates are close to US$24 billion in new credit, which would imply up to a 20% increase in outstanding commercial loans (or 10% of the Chilean GDP);
●	An initiative to provide income for those workers without a formal employment relationship who do not hold unemployment insurance, supported by a US$2 billion fund (just under 1% of the Chilean GDP);
●	A new fiscal package for US$5 billion,with new additional resources committed closer to an additional US$3 billion. As a result, Chile’s debt is set to accelerate even further. In addition to the measures adopted to address the pre-existing social demands (2% of the Chilean GDP, including increased pensions, minimum wages as well as infrastructure repair), the combined coronavirus stimulus packages adds further pressure to the fiscal accounts, raising the likelihood of a credit rating downgrade. Last month, Fitch changed its outlook to negative on its ‘A’ rating. While the government of Chile retains a very strong balance sheet and holds significant financial buffers (SWFs), the planned expenditure path means debt stabilizing in coming years is unlikely. The fiscal impulse from the coronavirus measures (phase I and II) is expected to be equivalent to approximately US$5.5-7 billion or approximately 2%-3% of the Chilean GDP, taking the fiscal deficit to around 7% of GDP in 2020. Risks tilt towards a higher deficit as revenue would likely underwhelm expectations;
●	The issuance, since March 18, 2020, by the CMF of several regulations requesting its supervised entities to provide any material information on the financial and operational effects that may have been caused by the outbreak of COVID-19 in Chile and to timely implement their contingency plans, postponing the obligation of supervised entities to submit their financial statements in March, extending in an additional 18-month period the one-year term during which banks must sell goods received as payment of debts between March 1, 2019 and September 30, 2020, amending the treatment of the guarantees constituted by banks in the context of bilaterally cleared derivative transactions and announcing measures guaranteeing greater flexibility of the financial system (e.g., postpone the implementation of Basel III requirements for one year and maintaining the current general regulatory framework for banks capital requirements until December 2021, authorize banks to extend up to six months the maturity of loans granted to consumers and small and medium-sized enterprises, and to use mortgage guarantees’ surpluses to secure such loans and facilitate banks in certain circumstances and until July 31, 2020 to reschedule loans without implementing additional provisions); and
●	The enactment of Law No. 21,225, which sets forth several measures part of an extraordinary economic plan to combat the economic consequences of COVID-19, including the stamp tax reduction to 0% rate between April 1, 2020 and September 30, 2020.

Further, during this unprecedented health crisis, we are engaged in reducing the transmission of COVID-19 not only within our facilities but also across Chile and in the countries in which we operate, as we are aware of the importance of avoiding the collapse of public and private healthcare systems.

Since mid March 2020, senior management has held daily meetings to continuously monitor the crisis and to implement the measures necessary to support our workforce, our clients, and the society in facing the COVID-19 pandemic.

In order to better manage the impacts of COVID-19 in our operations, we organized ourselves in three main pillars. The first pillar is related to our clients and what needed to be done to continue to be fully accessible remotely and to continue to provide the solutions requested by our clients, especially during this period. The second pillar is related to our people and how we could support and protect them as we simultaneously reinforce our organizational values and culture. The third pillar relates to our efforts to maintain our strong focus on risk operational management and technological conditions to keep us running strong, safe and solid.

Below is a summary of certain initiatives we have understanding in respect of these three pillars as we seek to minimize the effects of the COVID-19 pandemic.

Pillar One: For our clients

During this period, we have increased the frequency of all digital contact with clients, sending information on investment alternatives, details on the market’s volatility and tips on how to avoid digital fraud related to the current situation. In addition, our goal is that those that need the most guidance on the transition to remote channels receive the updates on our new functionalities and conveniences. We are also incentivizing the use of virtual meetings with our corporate clients and we have launched our live streaming series “Vision of Leaders” in which we are be hosting leaders from the most important sectors of the economy who will share their view on the evolution of the disease and its impacts on the economy. Our credit deferral campaign is designed to offer financial support to our clients in different segments. These initiatives represent our effort to seek the best solutions to serve our clients in the best way possible. For our consumer and commercial loans, we offered the possibility to defer the next three installments for non-overdue contracts with a preferential rate. Under this initiative, 30% of our clients have chosen to defer their loan installments. We also provided alternatives for clients that present similar conditions to defer installments in mortgage loans and to choose a zero-minimum payment in their credit cards in April. Both with significant client reception as well.

We have also experienced an important increase in our digital channels’ usage. The total number of logins to our website and app channels increased by 41% for individuals and 57% for corporate clients in the last twelve months ended March 31, 2020. During March 2020, we have provided 99.5% availability of our digital channels to clients. This level of availability means that our clients were able to use the main functionalities of our App without difficulties. The current situation has also generated a shift in some of our clients that were not used to operating digitally. We believe that this behavior could continue in the future and bring benefits in the long run.

Since the month of March 2020 to date, we have seen a relevant increase in digital transactions, payments and time deposits for both individuals and companies. We also experienced an 87% increase in loans originated in digital channels for our corporate clients. In the meantime, our individual clients increased their credit card limits by 30%, taking advantage of our pre-approved credit offer, also through digital channels.

Pillar Two: For our employees

We were able to implement, in a fairly agile way, preventive measures to protect our teams without jeopardizing our operations and our business. We have implemented a series of actions to support our people during this period of crisis that include daily reports to our staff to keep them informed of the decisions made by the executive committee, temporary suspension of job-contract terminations without cause and other arrangements related to maintaining the health of our teams and to help them with some financial support. We are learning how our employees adjust to remote working arrangements and this should benefit everyone after this moment of crisis.

Pillar Three: For our risk management

In addition to our existing risk management policies and with the aim of reducing our operational risk and to ensure the well-being of our people, we were able to set up remote working for most of our central administration employees. We have also segregated critical teams that are physically working at our offices in order to guarantee backups if necessary. So far, 50% of our employees are currently on home office, helping us to reduce the density in our administrative buildings and branches by decreasing 80% of the average circulation on those buildings. As far as of the remote infrastructure, we have deployed 1,900 laptops and made available new technological tools such as Office 365 and Microsoft Teams to improve the remote productivity of our people. Through these measures we have been able to preserve our operational capacity as our infrastructure can support operations in a remote environment while our corporate security level is maintained.

In the same context, we have reduced our branch operations to 40%. However, we are closely monitoring how our clients are using our physical services and analyzing the necessity of adjusting the availability of our branch network. Even though we are operating with a reduced capacity, we still have a 100% presence across the country. We have adopted some security measures for both our central administration buildings and our branches, such as adjusted service hours, reduced in-branch personnel, on-site rotation schedules and a two-meter required distance between workstations to protect our clients and our employees. In addition, we have told high-risk group employees to stay at home, even when remote work is not possible.

As far as our vendors and service providers, we have intensified our communication in order to improve the risk assessment and guarantee the service continuity. Our contact center has reduced its operating workforce by 30%, but we are currently working to gradually increase the remote attention through desktop virtualization.

In terms of our risk and liquidity management, the Central Bank implemented several actions to enhance liquidity in the market, such as credit facilities to banks in order to promote lending, repurchase of bank bonds, suspension of liquidity limits’ compliance, among others. We are constantly monitoring the behavior of the markets in order to ensure our cash and liquidity, which are on adequate levels according to our risk appetite and Basel III standards. Taking this into consideration, we took advantage of a market window to issue a US$200 million bond in the local markets to strengthen our short to long term liquidity position.

We continue to manage our capital ratios in accordance to our Shareholders Agreement that stipulates that our goal as the maximum level between 100% and 20% of the minimum regulatory capital or the average of the three largest banks in Chile. As previously disclosed to the market on March 9, 2020, Itaú Unibanco will remain attentive in the next months to evaluate the potential need to carry out a capital increase if necessary to comply with the capitalization levels set by the new General Banking Law and in accordance with the terms of the shareholders agreement.

Further, credit risk management is a fundamental pillar of our risk appetite. Therefore, we are closely following the behavior of our portfolio considering parameters such as the diversification of portfolio exposure by sector, economic chain, product and client’s credit score. We are also working closely with key businesses that provide essential services and products for managing the crisis in order to provide support and to guarantee critical supply networks for the country during the crisis.

For the society

Last but not least, in Itaú Corpbanca we want to be a part of the solution. In this context, we have made a contribution of Ch$1.5 trillion (US$1.8 million) to the “Confederación de la Producción y del Comercio” (CPC) to collaborate with the country in its fight against the COVID-19 pandemic. Also, as part of a joint effort between our employees, we tripled the value of donations made by our team to the Teletón, dedicated to the rehabilitation of children and young people with motor disabilities. Together with the donations made by our clients, we contributed with almost Ch$700 billion (US$0.8 million).

Finally, during this moment of social distancing, and aiming to entertain children, we have launched the “Read for a Child” campaign in Instagram in which we have partnered with María Alegría, a well know Chilean story teller to narrate books written by María José Ferrada, a well known Chilean children’s writer.

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

Allowance for Loan Losses

Starting January 1, 2018, we record our allowances for loan losses following our internal models for the recording of expected credit losses according to IFRS 9. For further details see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impairment Assessment as of January 1, 2018 (Under IFRS 9).”

Until December 31, 2017, we recorded our allowances following our internal models for the recording of incurred losses in accordance with IAS 39. To establish impairment losses, the Bank carried out an evaluation of outstanding loans and accounts receivable from customers, as detailed below:

●	Individual assessment of debtors: Conducted for debtors who were recorded as individually significant (i.e., when they had significant debt levels) or could be classified in a group of financial assets with similar credit risk features and that, due to the size, complexity or level of exposure, required detailed information.
●	Group assessment of debtors: Conducted when there was no evidence of impairment for individually-assessed debtors and debtors with loans treated collectively regardless of significance status. Individually-assessed debtors with a recorded loss due to impairment were not included in the group assessment.

For a further description relating to loan classification and provisioning, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impairment Assessment as of January 1, 2018 (Under IFRS 9)” and “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impairment Assessment prior to January 1, 2018 (Under IAS 39).”

Derivative Financial Instruments

Derivative financial instruments are recorded at fair value. Fair values are based on market quotes, discounted cash flow models and option valuations, as appropriate. If market information is limited or in some instances, not available, management applies its professional judgment. Other factors that may also affect estimates are incorrect model assumptions, market dislocations and unexpected correlations. Notwithstanding the level of subjectivity in determining fair value, we believe our estimates of fair value are adequate. The use of different models or assumptions could lead to changes in our reported results. See “Note 1 - General Information and Summary of Significant Accounting Policies”.

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

Estimate of Impairment of Goodwill

We assess annually, or when there is a triggering event, whether goodwill has experienced any impairment, according to the accounting policy described in our consolidated financial statements. The recoverable amount of the cash generating units (“CGUs”) has been determined using the methodology of a dividend discount model. This methodology considers the cash flows that would generate the dividends distributed to its shareholders in a perpetual forecast projection, discounted at their rate of cost of capital at the valuation date. In this way, the economic equity value can be estimated, using projections of cash flows derived from financial budgets and other assumptions approved by the management. The projection of cash flows is carried out using the functional currency of each country and considering a horizon of five years, after which the cash flows are projected to perpetuity using growth rates of the gross domestic product aligned with those rates expected for the markets in which a particular CGU operates. These calculations are carried out by each CGU. The projections are based on historical information from the previous year and the main macroeconomic variables affecting the markets involved in the calculations.

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

The following factors, among others, could significantly impact the impairment analysis and may result in future goodwill impairment charges that, if incurred, could have a material adverse effect on the Company’s financial condition and results of operations:

●	The macroeconomic factors in both the Chilean and Colombian markets may not recover and evolve from 2020 onwards in line with current expectations.
●	The operational integration of the banks in Chile is not completed by 2020.
●	The operational integration, introduction of the Itaú brand and client segmentation in the Colombian market may not have the expected impact. Additionally, the Bank may not achieve the change in the product mix as stated in its formal budgets and plans.
●	The recovery of the Bank’s pre-merger market share in Colombia expected to occur by 2023, depends on the achievement of the projection of an annual composed average growth rate for the loans portfolio, during the first years.

Recently Adopted and New Accounting Pronouncements

See “Note 2 – Accounting Changes” to our consolidated financial statements for a detailed description of recently adopted and new accounting pronouncements in IFRS, the most significant of which are IFRS 16 and IFRS 9:

On January 13, 2016, the IASB published IFRS 16 "Leases". The new standard, adopted on January 1, 2019, requires that leases that meet the requirements set by the standard be presented on the tenant balance sheet under a single model, eliminating the distinction between operating and financial leases.

The Bank adopted the "prospectively modified approach” for the initial application of the standard. As of January 1, 2019, the required measurements were performed in order to determine the right of use assets under lease agreements and the lease contracts liabilities to be recognized as of the application date onwards, without considering the date of origin of the contract. Notes 1 (g) and (h) “General Information and Summary of Significant Accounting Policies” to our consolidated financial statements contain more detail on our recognition practices.

Our Management evaluated the impact on the adoption of this standard through the valuation of our executed lease agreements, recognizing a right of use assets under lease agreements and lease contracts liabilities as of January 1, 2019 of Ch$176,795 million, which generated an impact on the consolidated solvency indicators of 11 basis points going from 14.62% to 14.51% (for additional information see Note 36 Risk Management letter d) Capital Requirements of our consolidated financial statements).

Below is a breakdown of the impacts and reclassifications due to initial application of the IFRS 16 standard as of January 1, 2019:

	As of		As of
	December 31,	Initial	January 1,
	2018	recognition	2019
	MCh$	MCh$	MCh$
Right of use asset under lease agreements	—	176,795	176,795
Subtotals assets	—	176,795	176,795

Lease contracts liabilities	—	176,795	176,795
Subtotals liabilities	—	176,795	176,795

Additional disclosures are presented in Note 15 “Assets for right to use and obligations for lease contracts” to our consolidated financial statements.

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

The comparative period disclosures show those disclosures made in the prior year.

Set out below are disclosures regarding the impact of the adoption of IFRS 9 on us and further details of the specific IFRS 9 accounting policies applied in the current period (as well as the previous IAS 39 accounting policies applied in the comparative period).

Classification and Measurement of Financial Instruments

	IAS 39 as of December 31, 2017			IFRS 9 as of January 1, 2018
	Measurement		Book Value	Measurement		Book Value
Balance	category	Portfolio	millions of Ch$	category	Portfolio	millions of Ch$
Trading investments	Fair value through profit or loss	Financial instruments classified as trading investments	415,061	Financial instruments at fair value through profit or loss	Financial instruments at fair value through profit or loss	423,855
Investments instruments	Fair value through profit or loss	Financial assets available for sale (including those that were valued at cost at December)	2,663,478	Financial instruments at fair value through other comprehensive income	Financial instruments at fair value through other comprehensive	2,658,739

	Amortized cost	Financial assets classified as held to maturity	202,030	Amortized cost	Financial instruments at fair value through profit or loss	201,993
Loans and accounts receivable from customers	Amortized cost	Loans and accounts receivable from customers, net of allowances for loan losses according to IAS 39.	19,764,078	Amortized cost	Loans and accounts receivable from customers, net of allowances for loan losses according to IFRS 9.	19,612,201

Interbank loans	Amortized cost	Interbank loans, net of allowances for loan losses according to IAS 39.	70,077	Amortized cost	Interbank loans, net of allowances for loan losses according to IFRS 9.	70,077

●	Classification of financial assets

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

In accordance with IFRS 9 the business models are:

●	Held to collect business model (HTC). Financial assets that are held within a business model whose objective is to hold assets in order to collect contractual cash flows are managed to realize cash flows by collecting contractual payments over the life of the instrument, under this business model sales made when there is an increase in the credit risk, or to manage credit concentration risk are not inconsistent with a business model whose objective is to hold financial assets to collect contractual cash flows.
●	Held to collect and sell (HTC&S). Financial assets under this business model achieve the objective by both collecting contractual cash flows and selling financial assets, then involve a greater frequency and value of sales than HTC business model.
●	Other business model. Financial assets held in this business has the objective of realizing cash flows through the sale of the assets. We make decisions based on our assets’ fair values and manage the assets to realize those fair values.
●	Reclassification

Reclassification of financial assets is required if, and only if, the objective of our business model for managing those financial assets changes. Financial liabilities cannot be reclassified.

Measurement of Financial Instruments

●	Initial measurement

On initial recognition, financial assets and financial liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments not at fair value through profit or loss, transaction costs of financial assets and financial liabilities carried at fair value are expensed in profit or loss.

●	Subsequent measurement- financial assets

After initial recognition, we measure a financial asset at:

●	Amortized cost. Financial assets that are held in a business model to collect the contractual cash flows and contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at amortized cost. The effective interest method is used in the calculation of the amortized cost of a financial asset or a financial liability and in the allocation and recognition of the interest revenue or interest expense in profit or loss over the relevant period.
●	FVOCI. Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling, and that contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at FVOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognized in other comprehensive income, until the assets are sold. Upon disposal, the cumulative gain and losses in OCI are recognized in the income statements.
●	Fair value through profit or loss (FVTPL). Financial assets that do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial assets, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model

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

●	Subsequent measurement- financial liabilities

After initial recognition, we measure a financial liability at amortized cost, except for derivatives that are measured at fair value through ptofit or loss.

Derecognition of financial assets and liabilities

Financial assets are derecognized when, and only when:

●	the contractual rights to the cash flows from the financial asset expire, or
●	we transfer substantially all the risks and rewards of ownership of the financial asset, and therefore we derecognize the financial asset and recognize separately any rights and obligations created or retained in the transfer.

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

The nominal contractual loan value, when the loan agreed to be provided is on market terms, is not recorded in the statements of financial position. The related ECL allowances are disclosed in Note 21.

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

We concluded that there was no impact as of January 1, 2018, however new note disclosure requirements were adopted. See Note 1 and Note 26 to our consolidated financial statements included in this Annual Report.

In addition, new amendments and interpretations to IFRS standards have been issued but not yet adopted in our consolidated financial statements as of December 31, 2019, none of them with significant modifications.

For a description of these new accounting standards, see Note 1(hh) of our consolidated financial statements.

Results of Operations for the Years Ended December 31, 2017, 2018 and 2019

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

Introduction

We ended 2019 with Ch$124,522 million in consolidated net income, a decrease of 25.4% year-on-year. From a macroeconomic perspective, the events with the greatest impact on our results were: (i) the social unrest that led to a reduction in economic activity in Chile and an increase in delinquencies; (ii) the reduction in the monetary policy rate in Chile, which went from 2.75% at the beginning of the year to 1.75% at the end of December, putting pressure on our liability and capital margins; and (iii) a smaller variation in the UF observed in Chile of 2.7% in 2019 compared to a variation of 2.9% in 2018, which impacts our financial margin with the market and the effective tax rate. Additionally, the higher provisions for loan losses also contributed significantly to the decrease in our consolidated results. This increase was mainly due to one-time events, as detailed below, which were partially offset by a lower effective tax rate.

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

Net Income (Loss)

For the year ended December 31, 2019, our consolidated financial statements reported a consolidated net income of Ch$124,522 million, a 25.4% or Ch$42,332 million decrease from our consolidated net income of Ch$166,854 million in 2018.

The decrease in our consolidated net income was primarily due to corporate credit events in both Chile and Colombia and higher provisioning level for retail clients related to social unrest events in Chile. However, despite lower activity in Chile in the last quarter of 2019, we observed a 7.7% increase in our consolidated loan portfolio and a better mix of products in Chile that helped us partially offset the decrease in weighted average spread, boosting our financial margin with clients. In addition, we managed to keep our operating expenses at bay, posting a growth of only 0.7%, which is below inflation in Chile.

The following table sets forth the components of our net income for the years ended December 31, 2017, 2018 and 2019:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2017	2018	2019	2018/2017	2019/2018
	(in millions of Ch$ except for percentages)
Components of net income:
Net interest income	782,982	887,663	900,418	13.4%	1.4%
Net fees and commissions	177,571	186,129	174,404	4.8%	(6.3)%
Trading and Investment, foreign exchange gains and other operating income	95,965	181,446	216,232	89.1%	19.2%
Provisions for loan losses	(315,417)	(279,798)	(382,678)	11.3%	36.8%
Total operating expenses	(731,147)	(741,527)	(736,533)	1.4%	(0.7)%
Income before income taxes	9,954	233,913	172,375	2,249.9%	(26.3)%
Income taxes	52,871	(67,059)	(47,853)	(226.8)%	(28.6)%
Income from continuing operations	62,825	166,854	124,522	165.6%	(25.4)%
Income from discontinued operations	—	—	—	—	—
Net income for the year	62,825	166,854	124,522	165.6%	(25.4)%

Net Interest Income

The following table sets forth the components of our net interest income for the years ended December 31, 2017, 2018 and 2019:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2017	2018	2019	2018/2017	2019/2018
	(in millions of Ch$ except for percentages)
Interest income	1,646,329	1,739,317	1,773,640	5.6%	2.0%
Interest expense	(863,347)	(851,654)	(873,222)	(1.4)%	2.5%
Net interest income	782,982	887,663	900,418	13.4%	1.4%

The following table sets forth information as to the components of our interest income for the years ended December 31, 2017, 2018 and 2019:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2017	2018	2019	2018/2017	2019/2018
	(in millions of Ch$ except for percentages)
Interest income	1,646,329	1,739,317	1,773,640	5.6%	2.0%
Average interest-earning assets:
Loans	20,857,542	20,983,806	22,239,619	0.6%	6.0%
Financial investments	2,166,896	2,986,100	2,829,393	37.8%	(5.2)%
Interbank deposits	361,624	203,672	192,210	(43.7)%	(5.6)%
Total average interest-earning assets	23,386,062	24,173,578	25,261,222	3.4%	4.5%

The following table sets forth information as to the components of our interest expense for the years ended December 31, 2017, 2018 and 2019:

				% Change	% Change
	For the year end December 31,			from	from
	2017	2018	2019	2018/2017	2019/2018
	(in millions of Ch$ except for percentages)
Interest expense	863,347	851,654	873,222	(1.4)%	2.5%
Average interest-earning liabilities:
Bonds	6,045,928	5,789,542	6,357,677	(4.2)%	9.8%
Time deposits	10,144,559	10,097,251	10,611,996	(0.5)%	5.1%
Central Bank borrowings	—	—	—	—	—%
Repurchase agreements	596,351	806,223	716,190	35.2%	(11.2)%
Mortgage finance bonds	72,900	58,939	45,598	(19.2)%	(22.6)%
Other interest-bearing liabilities	4,652,106	4,769,459	5,107,621	2.5%	7.1%
Total average interest-bearing liabilities	21,511,844	21,521,414	22,839,082	0.0%	6.1%

2019 Compared to 2018

Our net interest income was Ch$900,418 million for the year ended December 31, 2019, an increase of 1.4% as compared to Ch$887,663 million for the year ended December 31, 2018. The increase in interest income was primarily the result of (i) a 3% increase in inflation-related income in Chile and (ii) an increase in our loan portfolio in Chile and a better mix of products that helped us offset the decrease in weighted average spread. These factors were partially offset by a decrease in the interest rates in Chile, which in turn negatively impacted our liability and capital margins.

The aforementioned factors could not boost our net interest margin (net interest income divided by average interest-earning assets), resulting in a decreased by 11 basis points to 3.56% in 2019 from 3.67% in 2018.

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

Allowances for Loan Losses

Allowance for loan losses as of December 31, 2018 and 2019 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. 2017 is in accordance with IAS 39.

The following table sets forth information relating to our allowances for loan losses as of December 31, 2017 (in accordance with IAS 39), and as of December 31, 2018 and 2019 (at amortized cost according to IFRS 9):

				% Change		% Change
	As of December 31,			from		from
	2017	2018	2019	2018/2017		2019/2018
	(in millions of Ch$ except for percentages)
Total loans (excludes interbank loans)	20,382,605	21,482,490	23,134,814	5.4%		7.7%
Past due loans(1)	188,163	271,791	312,510	44.4%		15.0%
Non-performing loans(2)	462,015	452,947	653,664	(2.0)%		44.3%
Impaired loans(3)	1,267,703	1,299,226	1,468,775	2.5%		13.1%
Allowances for loan losses	618,527	768,120	880,117	24.2%		14.6%
Allowances for loan losses as a percentage of total loans	3.0%	3.6%	3.8%	17.8%	%	5.6%
Allowances for loan losses as a percentage of non-performing loans	133.9%	169.6%	134.6%	26.7%	%	(20.6)%
Allowances for loan losses as a percentage of impaired loans	48.8%	59.1%	59.9%	21.2%	%	1.4%
Non-performing loans as a percentage of total loans	2.3%	2.1%	2.8%	-7.0%	%	33.3%
Allowances for loan losses as a percentage of past due loans	328.7%	282.6%	281.6%	-14.0%	%	(0.4)%

(1)	Past due loans include all installments and lines of credit more than 90 days overdue. Do not include the aggregate principal amount of such loans.
(2)	Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue.
(3)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations.

2019 Compared to 2018

Allowances for loan losses (excluding allowances for interbank loans) increased by 14.6% to Ch$880,117 million as of December 31, 2019 compared to Ch$768,120 million as of December 31, 2018. Higher allowances for loan losses resulted primarily from provisions we have constituted for two specific corporate clients, one in Chile and one in Colombia and a higher provisioning levels for wholesale and retail clients related to social unrest events in Chile.

Our non-performing loans, as a percentage of total loans, increased to 2.8% as of December 31, 2019 compared to 2.1% as of December 31, 2018. This increase was the result of the social unrest in Chile that negatively affected our NPL ratios in the short term as some businesses and individuals were adversely affected by a decrease in economic activity and acts of vandalism. In addition, the NPL ratios of our commercial loans were impacted by the provisions we set aside in respect of the two corporate clients mentioned above.

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

Provisions for Loan Losses

2019 Compared to 2018

Provisions for loan losses increased by 3.8% to Ch$382,678 million for the year ended December 31, 2019, compared to Ch$279,798 million for the year ended December 31, 2018. The increase in our provisions for loan losses was primarily due to an increase in the consumer past due loans as well as in commercial impaired loans, primarily due to the significant downgrading of certain borrowers.

2018 Compared to 2017

Provisions for loan losses decreased by 11.3% to Ch$279,798 million for the year ended December 31, 2018, compared to Ch$315,417 million for the year ended December 31, 2017. The decrease in our provisions for loan losses was primarily due to lower provisions expense for corporate clients, both in Chile and in Colombia.

Net Fees and Commission Income

2019 Compared to 2018

Our net service fee income (including income from financial advisory services) for the year ended December 31, 2019 was Ch$174,404 million, representing a 6.3% decrease when compared to Ch$186,129 million for the year ended December 31, 2018. Our income from service fees during the year ended December 31, 2019 increased by 2.6% to Ch$244,196 million from Ch$237,956 million for the year ended December 31, 2018. Our expenses from service fees increased by 34.7% to Ch$69,792 million for the year ended December 31, 2019, from Ch$51,827 million for the year ended December 31, 2018.

The increase in our net service fee income was driven primarily by higher revenues obtained by credit operations and guarantees provided.

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

Other Net Operating Income

The following table sets forth the components of our other net operating income for the years ended December 31, 2017, 2018 and 2019:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2017	2018	2019	2018/2017	2019/2018
	(in millions of Ch$ except for percentages)
Trading and investment income, net	8,268	172,755	143,634	1,989.4%	(16.9)%
Foreign exchange gains (losses), net	46,165	(17,965)	27,626	(138.9)%	(253.8)%
Other operating revenue	41,532	26,656	44,972	(35.8)%	68.7%
Trading and investment, foreign exchange gains and other operating income	95,965	181,446	216,232	89.1%	19.2%

2019 Compared to 2018

In the year ended December 31, 2019, trading and investment, foreign exchange gains and other net operating income increased by 19.2% to Ch$216,232 million from Ch$181,446 million in 2018. This increase was mainly the result of the effect of the hedge position for the tax effect of our investments in Colombia and New York (US$1,772 million and US$166 million, respectively), which was partially offset by a lower effective tax rate as well as better market opportunities, which in turn were partially offset by a negative impact on the credit value adjustment (CVA) of derivatives. For tax purposes, the “Servicio de Impuestos Internos” (Chilean Internal Revenue Service) considers that our investments abroad are denominated in U.S. dollars, which for Colombia and our New York Branch, based on the exchange rates of each of the disbursements (not current exchange rates), amounts to US$1,437 million, and for our New York branch amounts to US$166 million, respectively. Because we are obligated to translate the valuation of this investment from U.S. dollars to Chilean pesos in our book, the volatility of the exchange rate generates an impact on the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with financial instruments to be analyzed along with income tax expenses

2018 Compared to 2017

In the year ended December 31, 2018, trading and investment, foreign exchange gains and other net operating income increased by 89.1 % to Ch$181,446 million from Ch$95,965 million in 2017. This increase was mainly the result of more favorable market environment and by the result of the hedge position for the tax effect of our investments in Colombia and New York.

Operating Expenses

The following table sets forth the components of our operating expenses for the years ended December 31, 2017, 2018 and 2019:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2017	2018	2019	2018/2017	2019/2018
	(in millions of Ch$ except for percentages)
Personnel salary and expenses	281,323	294,747	298,209	4.8%	1.2%
Administration expenses	305,622	291,736	248,881	(4.5)%	(14.7)%
Depreciation and amortization	81,845	86,817	127,166	6.1%	46.5%
Impairment	27	28	728	3.7%	2,500.0%
Other operating expenses	62,330	68,199	61,549	9.4%	(9.8)%
Total operating expenses	731,147	741,527	736,533	1.4%	(0.7)%

2019 Compared to 2018

Operating expenses decreased by 0.7% to Ch$736,533 million for the year ended December 31, 2019 from Ch$741,527 million for the year ended December 31, 2018. This decrease was primarily the result a decrease in administration expenses in the amount of Ch$42,855, which in turn was primarily due to the adoption of IFRS 16.

2018 Compared to 2017

Operating expenses increased by 1.4% to Ch$741,527 million for the year ended December 31, 2018 from Ch$731,147 million for the year ended December 31, 2017. This increase was primarily the result of higher personnel salary and expenses, an increase in depreciation and amortization that reflects the investments made in technology and a fine in the amount of Ch$ 5,985 million imposed by the former SBIF (currently CMF) by means of Resolution No. 101 as described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Income Taxes

2019 Compared to 2018

Our income tax for the year ended December 31, 2019 was an expense of Ch$47,853 million compared to an expense of Ch$67,059 million for the year ended December 31, 2018. This change is mostly explained by a lower taxable base and lower income.

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

Overview

Reported segments are determined based on our operating segments: Chile—which includes our New York Branch—and Colombia. Each of Chile and Colombia mainly differentiates by the risks and returns that affect them in their own markets. Reported segments are in accordance with IFRS 8 “Operating Segments.” The description of each operating segment is as follows:

Chile. The Bank’s business activities in Chile take place mainly in the local market. The Bank has strategically aligned its operations into the following five business areas that are directly related to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking: (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking: (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other financial services.

The Bank manages these business areas using a reporting system for internal profitability. The operating results are reviewed regularly by the entity’s Chief Operating Decision Maker (CODM) for operating decisions as one single reporting segment, to decide about resource allocation for the segment and evaluate its performance.

Colombia: Colombia has been identified as a separate operating segment based on the business activities. Its operating results are regularly reviewed by the entity’s Chief Operating Decision Maker (CODM) for operating decisions as one single reporting segment, to decide on the resource allocation for the segment and evaluate its performance. Separate financial information is available for this reporting segment.

The commercial activities of this segment are carried out by Itaú Corpbanca Colombia S.A. and subsidiaries.

Year Ended December 31, 2019 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2019:

	For the year ended December 31, 2019
	Chile	Colombia	Total
	(in millions of Ch$)
Net interest income	614,186	286,232	900,418
Net fees and commissions	138,007	36,397	174,404
Net Trading and investment income	152,600	(8,966)	143,634
Net foreign exchange gain (loss)	(24,389)	52,015	27,626
Other operating income	20,460	24,512	44,972
Provision for loan losses	(295,116)	(87,562)	(382,678)
Total operating income, net of provision for loan losses	605,748	302,628	908,376
Depreciation and amortization	(86,593)	(40,573)	(127,166)
Other operating expenses	(394,271)	(215,096)	(609,367)
Total operating expenses	(480,864)	(255,669)	(736,533)
Income before taxes	124,884	46,959	171,843
Income from investment in associates and other companies	800	(268)	532
Income (loss) taxes	(33,393)	(14,460)	(47,853)
Income from continuing operations	92,291	32,231	124,522
Income (loss) discontinued operations	—	—	—
Net income for the period	92,291	32,231	124,522
Average loans	17,491,160	4,748,459	22,239,619
Average investments	2,050,682	975,404	3,026,086

Year Ended December 31, 2018 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2018:

	For the year ended December 31, 2018
	Chile	Colombia	Total
	(in millions of Ch$)
Net interest income	591,575	296,088	887,663
Net fees and commissions	149,673	36,456	186,129
Net Trading and investment income	128,264	44,491	172,755
Net foreign exchange gain (loss)	5,726	(23,691)	(17,965)
Other operating income	14,337	12,319	26,656
Provision for loan losses	(127,804)	(151,994)	(279,798)
Total operating income, net of provision for loan losses	761,771	213,669	975,440
Depreciation and amortization	(53,544)	(33,273)	(86,817)
Other operating expenses	(442,943)	(211,767)	(654,710)
Total operating expenses	(496,487)	(245,040)	(741,527)
Income before taxes	265,284	(31,371)	233,913
Income (loss) taxes	(85,269)	18,210	(67,059)
Income from continuing operations	180,015	(13,161)	166,854
Income (loss) discontinued operations	—	—	—
Net income for the period	180,015	(13,161)	166,854
Average loans	16,250,960	4,732,846	20,983,806
Average investments	1,764,400	1,303,562	3,067,962

Year Ended December 31, 2017 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2017:

	For the year ended December 31, 2017
	Chile	Colombia	Total
	(in millions of Ch$)
Net interest income	537,540	245,442	782,982
Net fees and commissions	135,624	41,947	177,571

Net trading and investment income	(49,615)	57,883	8,268
Net foreign exchange gains (losses)	34,661	11,504	46,165
Other operating income	33,398	8,134	41,532
Provision for loan losses	(169,233)	(146,184)	(315,417)
Total operating income, net of provision for loan losses	522,375	218,726	741,101
Depreciation and amortization	(51,213)	(30,632)	(81,845)
Other operating expenses	(424,733)	(224,569)	(649,302)
Total operating expenses	(475,946)	(255,201)	(731,147)
Income before taxes	46,429	(36,475)	9,954
Income (loss) taxes	31,188	21,683	52,871
Income from continuing operations	77,617	(14,792)	62,825
Income (loss) discontinued operations	—	—	—
Net income for the period	77,617	(14,792)	62,825
Average loans	15,950,784	4,906,758	20,857,542
Average investments	1,565,017	1,141,938	2,706,955

Analysis of Segment Results

2019 Compared to 2018

We ended 2019 with Ch$124,522 million in consolidated net income, which consisted of a gain of Ch$92,291 million in Chile and a gain of Ch$32,231 million in Colombia. We reached a consolidated net income of Ch$124,522 in 2019, a decrease of 25.4% as compared to the year ended December 31, 2018.

Our results in Chile were mainly impacted by: (i) the social unrest that led to a reduction in economic activity in Chile and an increase in delinquencies; (ii) the reduction in the monetary policy rate in Chile, which went from 2.75% at the beginning of the year to 1.75% at the end of December‒, putting pressure on our liability and capital margins; and (iii) a smaller variation in the UF observed in Chile of 2.7% in 2019 compared to a variation of 2.9% in 2018‒, which impacts our financial margin with the market and the effective tax rate. Additionally, higher provisions for loan losses also contributed significantly to the decrease in our consolidated results. This increase in provisioning level was mainly due to specific corporate clients, which were partially offset by a lower effective tax rate.

In 2019, net income for Colombia increased and benefited from a lower cost of credit and a higher financial margin with the market as well as revenues from the sale of non-core assets. We will continue our path of convergence for our operation in Colombia. We expect this convergence to take place progressively as we undertake important adjustments in risk management and practices as well as review business position and strategy.

Cost of credit remains under control and benefited from the release of provisions in contingent loans that partially offset additional provisions for a client in the corporate segment.

Operating expenses increased by 4.3% as compared to the year ended December 31, 2018 on the back of higher personnel and administrative expenses. Administrative expenses increased mainly due to software development, security and extraordinary expenses due to branches closure on the back of a footprint optimization.

Our increased financial margins and decreased cost of credit are an important part of the increase in the profitability of our operation in Colombia in 2019.

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

Within this context, in 2019 Itaú Corpbanca successfully placed US$742 billion senior bonds in the local market (US$529 billion in 2018 and USS$1,429 billion in 2017) seeking longer tenor and maintaining comfortable liquidity levels under BIS III standards. In addition, the spreads obtained on these issuances have allowed for an improvement in the cost of funds.

Our strategy of diversification also includes two syndicated loans, one for US$150 million (Ch$112,316 million) maturing in April 2020) and a US$100 million AB Loan arranged by the International Finance Corporation (“ IFC”) (a five-year tenor for the A Loan, maturing in December 2020).

Capital

As of December 31, 2019, our shareholders’ equity was in excess of that required by Chilean regulatory requirements. According to the Chilean General Banking Act (as amended, including by Law No. 21,130), as a general rule a bank must have (i) an effective net equity of at least 8% of its risk-weighted assets, net of required reserves, and (ii) paid-in capital and reserves (basic capital) not lower than (y) 4.5% of its risk weighted assets and (z) 3% of its total assets, in both cases, net of required reserves. Nevertheless, when approving the Merger, the SBIF required that Itaú Corpbanca must have an effective net equity of at least 10% of its risk-weighted assets, net of required reserves.

See “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information” in this Annual Report for additional information regarding events in which a higher effective net equity and/or a higher basic capital may be required and detail on certain regulations that are expected to be issued by the CMF during 2020, which may impose additional capital and reserve requirements.

The calculation of the effective net equity does not include the capital contributions made to subsidiaries of a bank and is made on a consolidated basis rather than on an unconsolidated basis.

Pursuant to Transitory Article First of Law No. 21,130, until the date in which the CMF issues the regulations that shall set forth (i) the standard methodology for calculating risk-weighted assets, and (ii) in the event of banks authorized to use their own methodologies, the requirements to use and implement them, in order to weight the risk of a bank’s assets, the following five different categories of assets will apply:

Category	Weighting
1	0%
2	10%
3	20%
4	60%
5	100%

Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital, except that does not deduct goodwill nor intangible assets.

Reserves

Under the Chilean General Banking Act, (1) a bank must have a minimum effective net equity (Patrimonio Efectivo) of at least 8% of its risk weighted assets, net of required allowance for loan losses, as calculated in accordance with Chilean Banking GAAP; and (2) a bank’s paid-in capital and reserves, or basic capital (Capital Básico), must not be lower than 4.5% of its risk weighted assets and 3% of its total assets, in both cases, net of required allowance for loan losses.

Note that in certain instances, a higher effective net equity and/or a higher basic capital may be required. In addition, certain regulations that are expected to be issued by the CMF during 2020 may impose additional capital and reserve requirements. For further information, please see “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information” in this Annual Report.

The following table sets forth our minimum capital requirements as of the dates indicated. See Note 36 to our consolidated financial statements included herein for a description of the minimum capital requirements.

	As of December 31,
	2017	2018	2019
	(in millions of Ch$ except
	for percentages )
Net capital base	3,189,876	3,324,531	3,346,102
3% total assets net of provisions	(915,261)	(953,445)	(1,048,602)
Excess over minimum required equity	2,274,615	2,371,086	2,297,500
Net capital base as a percentage of the total assets, net of provisions	10.46%	10.46%	9.57%
Effective net equity	3,249,572	3,415,845	3,280,569
10% of the risk-weighted assets	(2,215,179)	(2,336,181)	(2,496,018)
Excess over minimum required equity	1,034,393	1,079,664	784,551
Effective equity as a percentage of the risk-weighted assets	14.7%	14.6%	13.1%

Our capital ratio levels decreased to 13.1% in 2019 when compared to 2018 primarily due to the acquisition of minority interest in Colombia corresponding to the shares held by Helm and Kresge. See further details in Note 23 to our consolidated financial statements.

Financial Investments

Since 2018, our financial investments are classified into measurement categories based on both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For periods prior to 2018, our financial investments are classified at the time of purchase, based on our management’s determination, as trading or investment instruments, the latter being categorized as available-for-sale or held to maturity. For additional details on our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2017, 2018 and 2019, please see “Item 4. Information on the Company—Business Overview—Selected Statistical Information — Investment Portfolio.”

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

Net Cash (Used in) Provided by Operating Activities

	For the Year Ended December 31,
	2017	2018	2019
	in millions of Ch$
Net cash (used in) provided by operating activities	(1,390,863)	695,755	354,497

Our net cash used in operating activities for the year ended December 31, 2019 decreased from Ch$695,755 million in 2018 to Ch$354,497 million in 2019. This decrease in net cash provided by operating activities was mainly due to an increase in our payment of taxes, repayment of foreign borrowings and purchases of financial instruments.

Net Cash (Used in) Provided by Investing Activities

	For the Year Ended December 31,
	2017	2018	2019
	in millions of Ch$
Net cash (used in) provided by investing activities	(87,155)	(41,874)	(315,627)

Our net cash used in investing activities increased from Ch$(41,874) million for the year ended December 31, 2018 to Ch$(315,627) million for the year ended December 31, 2019. This increase in net cash used in investing activities was mainly due to the acquisition of minority interests corresponding to the shares held by Helm and Kresge with a total outflow of Ch$268,174 million (for additional details in Note 23 to our consolidated financial statements). This increase was partially offset by the decrease in outflows we observed from the Ch$17,236 million decrease in our purchases of property, plant and equipment and intangible assets in 2019, which in turn was more than offset by the decrease in inflows we observed from the Ch$22,815 million decrease in our sales of property, plant and equipment.

Net Cash (Used in) Provided by Financing Activities

	For the Year Ended December 31,
	2017	2018	2019
	in millions of Ch$
Net cash (used in) provided by financing activities	349,602	(449,272)	(69,923)

We saw a reversal in our financing cash flows from a net cash outflow of Ch$(449,272) million in 2018 for the year ended December 31, 2019 to a net cash inflow of Ch$349,602 million in 2019. The reversal was primarily due to the fact that in 2018 we redeemed certain of our debt instruments and secondarily proceeds from the issuance of debt instruments in 2019.

Deposits and Other Borrowings

The following table sets forth our average month-end balance of our liabilities for the years ended December 31, 2017, 2018 and 2019, in each case together with the related average nominal interest rates paid thereon.

	As of December 31,
	2017			2018			2019
			Average			Average			Average
	Average	Interest	Normal	Average	Interest	Normal	Average	Interest	Normal
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
	(in millions of Ch$ except for percentages)
Time deposits	10,144,561	433,237	4.3%	10,097,251	385,734	3.8%	10,611,996	377,090	3.6%
Central Bank borrowings	—	—	—	—	—		—	—	0.0%
Repurchase agreements	596,351	32,677	5.5%	806,223	29,664	3.7%	716,190	26,349	3.7%
Mortgage finance bonds	72,900	3,249	4.5%	58,939	2,963	5.0%	45,598	1,993	4.4%
Bonds	6,045,928	279,635	4.6%	5,789,542	319,289	5.5%	6,357,678	340,480	5.4%
Other interest bearing-liabilities	4,652,106	114,549	2.5%	4,769,459	114,004	2.4%	5,107,621	122,230	2.4%
Subtotal interest-bearing liabilities	21,511,846	863,347	4.0%	21,521,414	851,654	4.0%	22,839,083	868,142	3.8%
Non-interest bearing liabilities:
Non-interest bearing deposits	2,196,697			2,334,249			2,322,079
Derivatives	1,021,662			1,088,108			2,076,047
Other non-interest bearing liabilities	817,955			786,415			936,765
Shareholders’ equity	3,438,445			3,490,821			3,586,220
Subtotal non-interest bearing liabilities	7,474,759			7,699,593			8,921,111
Total	28,986,605	863,347		29,221,007	851,654		31,760,194	868,142

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Our most important source of funding is our time deposits. Time deposits represented 46.5% of our average interest bearing liabilities for the year ended December 31, 2019. We continue to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. Our total checking accounts and other demand liabilities decreased by 0.5% as of December 31, 2019 compared to December 31, 2018. To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of letters of credit loans in Chile’s domestic capital markets. Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Total Borrowings

The following tables set forth the long-term, short-term and total outstanding amounts of our principal categories of borrowings for the years ended December 31, 2017, 2018 and 2019.

	As of December 31, 2017
	Long term	Short term	Total
	millions of Ch$	millions of Ch$	millions of Ch$
Loans obtained from the Chilean Central Bank(a)	—	—	—
Obligations under repurchase agreements	—	420,920	420,920
Loans obtained from domestic financial institutions(b)	—	21,958	21,958
Loans obtained from foreign financial institutions(b)	720,542	1,453,630	2,174,172
Letters of credit(c)	55,678	12,260	67,938
Bonds(d)	4,178,313	662,605	4,840,918
Subordinated bonds(e)	1,041,182	—	1,041,182
Other financial obligations(f)	16,255	811	17,066
Total borrowings	6,011,970	2,572,184	8,584,154

	As of December 31, 2018
	Long term	Short term	Total
	millions of Ch$	millions of Ch$	millions of Ch$
Loans obtained from the Chilean Central Bank(a)	—	—	—
Obligations under repurchase agreements	—	1,015,614	1,015,614
Loans obtained from domestic financial institutions(b)	—	5,863	5,863
Loans obtained from foreign financial institutions(b)	497,909	1,823,951	2,321,860
Letters of credit(c)	43,029	10,434	53,463
Bonds(d)	4,220,626	661,715	4,882,341
Subordinated bonds(e)	1,052,111	22,209	1,074,320
Other financial obligations(f)	—	12,400	12,400
Total borrowings	5,813,675	3,552,186	9,365,861

	As of December 31, 2019
	Long term	Short term	Total
	millions of Ch$	millions of Ch$	millions of Ch$
Loans obtained from the Chilean Central Bank(a)	—	—	—
Obligations under repurchase agreements	—	559,457	559,457
Loans obtained from domestic financial institutions(b)	—	—	—
Loans obtained from foreign financial institutions(b)	649,005	1,997,751	2,646,756
Letters of credit(c)	33,046	7,887	40,933
Bonds(d)	4,645,463	643,621	5,289,084
Subordinated bonds(e)	1,078,339	—	1,078,339
Other financial obligations(f)	—	12,966	12,966
Total borrowings	6,405,853	3,221,682	9,627,535

(a)	Loans obtained from the Chilean Central Bank

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. The maturities of the outstanding amounts due are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2017	2018	2019
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
Loans obtained from Chilean Central Bank	—	—	—
Total	—	—	—

(b)	Loans obtained from domestic and foreign financial institutions (foreign borrowings)

These are short-term and long-term borrowings from domestic and foreign banks used to fund our foreign trade business. The maturities of the outstanding amounts are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2017	2018	2019
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
Due within 1 year	1,475,588	1,829,814	1,997,751
Due after 1 year but within 2 years	422,911	319,870	442,784
Due after 2 years but within 3 years	106,260	17,595	83,908
Due after 3 years but within 4 years	15,154	77,993	80,073
Due after 4 years but within 5 years	73,536	11,644	7,521
Due after 5 years	102,681	70,807	34,719
Total	2,196,130	2,327,723	2,646,756

(c)	Mortgage finance bonds

These securities are used to finance mortgage loans. The range of maturities of these securities is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

	As of	As of	As of
	December 31,	December 31,	December 31,
	2017	2018	2019
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
Due within 1 year	12,260	10,434	7,887
Due after 1 year but within 2 years	9,965	7,612	6,508
Due after 2 years but within 3 years	8,114	7,092	6,072
Due after 3 years but within 4 years	7,554	6,516	5,524
Due after 4 years but within 5 years	6,952	5,908	5,121
Due after 5 years	23,093	15,901	9,821
Total mortgage finance bonds	67,938	53,463	40,933

(d)	Bonds

The bonds are denominated principally in UFs and are primarily used to fund assets with similar durations. The maturities of these bonds are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2017	2018	2019
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
Due within 1 year	662,605	661,715	643,621
Due after 1 year but within 2 years	516,061	637,595	323,921
Due after 2 years but within 3 years	653,601	216,695	608,342
Due after 3 years but within 4 years	199,908	446,323	282,882
Due after 4 years but within 5 years	312,597	276,047	478,634
Due after 5 years	2,496,146	2,643,966	2,951,684
Total bonds	4,840,918	4,882,341	5,289,084

The following table sets forth our issued bonds as of the dates indicated. In 2019, the Bank issued bonds in UF for UF17.5 million and in Chilean pesos for Ch$57,000 million detailed as follows:

				As of December 31,
	Expiration	Interest		2017	2018	2019
	Date	rate	Currency	millions of Ch$	millions of Ch$	millions of Ch$
A	7-1-2017	3.75%	UF	—	—	—
B	10-1-2017	3.50%	UF	—	—	—
E	6-1-2032	5.00%	UF	42,493	43,595	44,680

F	1-1-2032	4.00%	UF	27,399	28,151	28,894
G	3-1-2032	4.00%	UF	42,529	43,649	44,749
H	9-1-2015	3.00%	UF	—	—	—
I	10-1-2030	4.00%	UF	27,961	28,707	29,442
J	1-1-2031	4.00%	UF	27,625	28,362	29,089
K	6-1-2021	3.50%	UF	26,906	27,721	28,534
L-2	10-1-2022	3.50%	UF	26,543	27,359	28,174
M-2	10-1-2018	3.50%	UF	26,829	—	—
N	5-1-2019	3.50%	UF	26,839	27,626	—
O	3-1-2021	3.50%	UF	26,630	27,454	28,278
P	3-1-2026	3.75%	UF	26,725	27,498	28,266
Q-1	3-1-2023	3.75%	UF	26,912	27,683	28,448
R-2	2-1-2028	3.75%	UF	26,846	27,616	28,379
S	9-1-2020	3.50%	UF	26,814	27,621	28,425
T	9-10-2022	3.50%	UF	26,797	27,587	28,371
U	9-1-2024	3.75%	UF	26,621	27,409	28,193
V	9-1-2027	3.75%	UF	26,425	27,212	27,997
W	9-1-2029	3.75%	UF	26,388	27,168	27,946
X	3-1-2024	3.80%	UF	53,993	55,488	56,966
Y	3-1-2028	3.80%	UF	53,840	55,357	56,861
Z	2-1-2033	3.80%	UF	27,181	27,936	28,681
AA	6-1-2018	6.70%	CLP	27,868	—	—
AB	10-1-2029	3.80%	UF	42,360	43,430	44,475
AC	10-1-2033	3.80%	UF	55,727	57,224	58,698
AF	6-1-2022	3.50%	UF	54,437	55,828	57,190
AG	6-1-2024	3.50%	UF	164,469	168,660	172,751
AH	6-1-2029	3.60%	UF	55,595	57,032	199,611
AI	4-1-2020	3.50%	UF	138,739	141,066	143,199
AJ	6-1-2025	3.60%	UF	55,554	56,904	58,214
AL-2	7-1-2025	3.50%	UF	55,321	56,791	58,235

Subtotal Former Banco Itaú Chile				1,300,366	1,278,134	1,422,746

BCORAF0710	7-1-2017	3.00%	UF	—	—	—
BCORAG0710	9-10-2018	3.00%	UF	77,592	—	—
BCORAI0710	7-1-2020	3.00%	UF	197,220	202,909	207,682
BCOR-L0707	7-1-2017	3.40%	UF	—	—	—
BCORAJ0710	8-3-2021	3.00%	UF	104,654	107,049	109,371
BCOR-P0110	7-9-2020	7.30%	CLP	23,838	23,792	23,817
BCORBW0914	8-30-2020	5.00%	CLP	45,379	45,254	47,324
BCOR-R0110	7-9-2020	4.00%	UF	140,265	143,237	145,243
BCORUSD0118	1-15-2018	3.13%	USD	452,172	—	—
BCORUSD0919	9-22-2019	3.88%	USD	471,546	529,363	—
BCORAL0710	8-3-2023	3.00%	UF	112,173	114,787	117,254
BCORAN0710	7-1-2025	3.00%	UF	181,908	246,007	251,430
BCORAO0710	7-1-2026	3.00%	UF	324,089	332,122	339,773
BCORBX0914	8-30-2021	5.00%	CLP	41,718	42,507	103,454
BCORCA0914	9-1-2024	5.00%	CLP	100,105	100,303	100,502
BCORAR0710	7-1-2029	3.00%	UF	—	219,939	224,871
BCORBZ0914	9-1-2023	5.00%	CLP	102,921	100,992	102,595
BCORBY0914	9-1-2022	5.00%	CLP	31,306	103,268	103,391
BCORAP0710	7-1-2027	3.00%	UF	380,404	388,654	396,368
BCORAQ0710	7-1-2028	3.00%	UF	293,884	359,509	366,878
BCORAK0710	7-1-2022	3.00%	UF	173,514	176,185	178,553
BCORAM0710	7-1-2024	3.00%	UF	—	—	152,078
BITACV0418	10-9-2029	2.00%	UF	—	—	114,282
BITACU0418	10-9-2028	2.00%	UF	—	—	114,276
BITACW0418	10-9-2030	2.00%	UF	—	—	72,589
BITACS0418	10-9-2026	2.00%	UF	—	—	60,278
		%	UF	—	—
Subtotal Former Corpbanca				3,254,688	3,235,877	3,332,009

BBSA168B18	3-2-2018	8.99%	COP	45,255	—	—
BBSA26SA48	8-10-2020	8.74%	COP	43,406	44,739	47,573
BBSA316SA060	11-23-2020	8.03%	COP	37,940	39,076	41,574
BBCR1109B84	10-28-2017	10.33%	COP	—	—	—
BBCR3119B84	8-3-2018	10.57%	COP	19,686	—	—

BBSA4188B024	6-21-2020	5.41%	COP	—	53,716	57,119
BBSA4189C060	6-21-2023	6.41%	COP	—	32,585	34,654
BBCR1099B120	12-10-2019	11.30%	COP	17,676	18,208	—
BBSA69C120	8-10-2026	10.68%	COP	21,732	22,375	23,810
BBSA69C180	8-10-2031	10.95%	COP	40,578	41,779	44,458
BBSA3169C180	11-23-2031	10.80%	COP	46,388	47,792	50,786
BBSA168B18	9-2-2017	9.74%	COP	—	—	—
BBCR3117C84	8-3-2018	4.58%	COP	13,203	—	—
BBSA5188B030	5-22-2021	1.20%	COP	—	11,964	12,722
BBSA5189C048	11-22-2022	2.91%	COP	—	56,096	59,687
BBSA6199C060	5-21-2024	6.83%	COP	—	—	43,142
BITU719SA060	10-16-2024	5.92%	COP	—	—	39,617
BBSA619SA036	5-21-2022	5.99%	COP	—	—	37,593
BITU7199C084	10-16-2026	6.19%	COP	—	—	11,595
BITU7199C120	10-16-2029	6.69%	COP	—	—	29,999
Subtotal Itaú Corpbanca Colombia				285,864	368,330	534,329
Total				4,840,918	4,882,341	5,289,084

(e)	Subordinated bonds

The following table sets forth our issued subordinated bonds as of the dates indicated. The subordinated bonds are denominated principally in UFs and are primarily used to fund the Bank’s mortgage portfolio. These bonds are considered to be a part of our regulatory capital.

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019
	(in millions of Ch$)	(in millions of Ch$)	(in millions of Ch$)
Due within 1 year	—	22,209	—
Due after 1 year but within 2 years	21,500	—	—
Due after 2 years but within 3 years	—	—	14,526
Due after 3 years but within 4 years	—	18,604	23,923
Due after 4 years but within 5 years	22,303	22,484	128,717
Due after 5 years	997,379	1,011,023	911,173
Total subordinated bonds	1,041,182	1,074,320	1,078,339

In 2019, we did not issue subordinated bonds. The following table sets forth our issued subordinated bonds as of the dates indicated:

				As of December 31,
	Expiration	Interest		2017	2018	2019
	Date	rate	Currency	millions of Ch$	millions of Ch$	millions of Ch$
AE1	1-1-2034	3.80%	UF	54,585	56,130	56,596
C1	4-1-2033	3.50%	UF	6,285	6,051	5,655
C2	4-1-2033	3.50%	UF	13,681	13,204	13,141
D	10-1-2033	4.50%	UF	20,934	20,214	20,153
Subtotal Former Banco Itaú Chile				95,485	95,599	95,545
UCOR-V0808	8-1-2033	4.60%	UF	159,479	163,359	167,030
UCOR-Y1197	11-1-2022	6.50%	UF	6,689	5,580	4,357
UCOR-Z1197	11-1-2022	6.50%	UF	15,614	13,024	10,169
UCORAA0809	8-9-2035	4.90%	UF	145,174	148,585	151,801
UCORBF0710	7-1-2032	4.00%	UF	14,013	14,395	14,763
UCORBI0710	7-1-2035	4.00%	UF	32,230	33,121	33,979
UCORBJ0710	7-1-2036	4.00%	UF	153,334	157,602	161,730
UCORBL0710	7-1-2038	4.00%	UF	111,668	114,789	117,795
UCORBN0710	7-1-2040	4.00%	UF	85,968	88,378	90,711
UCORBP0710	7-1-2042	4.00%	UF	41,917	43,092	44,229
Subtotal Former Corpbanca				766,086	781,925	796,564
US05968TAB17	3-8-2024	LIBOR +SPREAD 4	USD	106,041	120,535	128,717
BBSA1099B1	3-30-2019	10.79%	COP	445	463	—
BBSA110BAVA	9-23-2017	10.68%	COP	—	—	—
BBSA1099B4	3-30-2019	12.85%	COP	21,055	21,746	—
BBSA1139AS10	2-7-2023	10.08%	COP	21,659	22,484	23,923
BBSA1139AS15	2-7-2028	10.20%	COP	30,411	31,568	33,590
Subtotal Itaú Corpbanca Colombia				179,611	196,796	186,230
Total				1,041,182	1,074,320	1,078,339

(f)	Other financial obligations

Other obligations are summarized as follows:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019
	(in millions of Ch$)	(in millions of Ch$)	(in millions of Ch$)
Due within 1 year	811	—	—
Due after 1 year but within 2 years	—	—	—
Due after 2 years but within 3 years	—	—	—
Due after 3 years but within 4 years	—	—	—
Due after 4 years but within 5 years	—	—	—
Due after 5 years	—	—	—
Total long obligation	811	—	—
The detail of other short term financial obligations is as follows:
Amounts due to credit card operations	16,255	12,400	12,956
Others	—	—	10
Total short term financial obligations	16,255	12,400	12,966
Total other financial obligations	17,066	12,400	12,966

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not currently conduct any significant research and development activities.

D. TREND INFORMATION

Our net interest income for the year ended December 31, 2019 increased to Ch$12,755 million, or by 1.4%, when compared to the year ended December 31, 2018. Generally, our net interest income is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Currently, we have more UF-denominated assets than liabilities.

Our operating income depends significantly on our net interest income. For the years ended December 31, 2017, 2018 and 2019, net interest income over total operating income before provision for loan losses represented 74.1% , 70.7% and 69.8%, respectively. Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest bearing liabilities, which may result in a further reduction in our net interest income.

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

The following are the most important trends, uncertainties and events that are reasonably likely to affect us or that would cause the financial information disclosed herein not to be indicative of our future operating results or financial condition:

●	Higher levels of uncertainty related to the expectation of a possible global economic recession and a higher than expected slowdown of Chinese economic activity, which may translate into an upward adjustment of risk premium and higher global interest rates;

●	In this context, the upturn in the Chilean and/or Colombian economies could be weaker than expected. Higher than anticipated unemployment rates and lower economic growth could increase provision expenses and decrease our rate of loan growth in the future;
●	Uncertainty relating to the implementation of the Labor Reform do not allow us to predict its effects; and
●	The uncertainties relating to the extent and duration of the COVID-19 pandemic and the related disruption to regional and global economic activity (please see“Item 3—Key Information—Risk Factors— Risks Associated with our Business—We are subject to market risk;” “Item 3—Key Information—Risk Factors— Risks Relating to Chile, Colombia and Other Countries in Which We Operate —COVID-19 or any other pandemic disease and health events could affect the economies of the countries in which we operate, our business operations or our financial condition and results of operations;” and “Item 5—Operating and Financial Review and Prospects—Operating Results—The Economy—Impact of COVID-19 on the Economy.”

Also see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

E. OFF-BALANCE SHEET ARRANGEMENTS

We are party to transactions with off-balance-sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in our consolidated financial statements and include commitments to extend credit. These commitments include contractual arrangements to which an unconsolidated entity is a party, under which Itaú Corpbanca has:

●	Any obligation under certain guarantee contracts;
●	A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;
●	Any obligation under certain derivative instruments;
●	Any obligation under a material variable interest held by Itaú Corpbanca in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to Itaú Corpbanca, or engages in leasing, hedging or research and development services Itaú Corpbanca.

Such commitments are agreements to lend money to a customer at a future date, subject to the customer’s compliance with contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. The aggregate amount outstanding of these commitments was Ch$5,940,086 million as of December 31, 2019.

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

The total amount of contingent loans held off balance sheet as of December 31, 2017, 2018 and 2019 was Ch$5,291,615 million, Ch$5,383,914 million and Ch$5,940,086 respectively. Contingent loans are considered in the calculation of risk weighted assets and capital requirements as well as for credit risk reserve requirements.

See Note 1 “General Information and Summary of Significant Accounting Policies” and Note 23 “Contingencies, Commitments and Responsibilities” to our consolidated financial statements included herein for a better understanding and analysis of the figures held off sheet balance.

We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding off-balance sheet commitments do not represent an unusual credit risk.

Traditional financial instruments which meet the definition of a “derivative,” such as forwards in foreign currency, UF, interest rate futures currency and interest rate swaps, currency and interest rate options and others, are initially recognized on the balance sheet at their fair value. Fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable. For further details of fair value, see Note 35 of our consolidated financial statements included herein.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In addition to the scheduled maturities of our contractual obligations which are included under “—Liquidity and Capital Resources—Sources of Liquidity” above, as of December 31, 2019, we also had other commercial commitments which mainly consist of open and unused letters of credit, together with guarantees granted by us in Ch$, UF and foreign currencies (principally U.S. dollars). We expect most of these commitments to expire unused.

The following table includes both the accrued interest and the interest expense projected over time of each contractual obligation as of December 31, 2019. For variable rate debt and interest rate swaps and other derivatives, where applicable, the interest rates upon which we based our contractual obligations going forward are based on the applicable forward curves. For any cross-currency swaps or other derivatives as applicable, the foreign currency exchange rate used was spot.

	Less than 1			More than
Contractual Obligations(*)	year	1-3 years	3-5 years	5 years	Total
	(in millions of Ch$)
Time deposits and saving accounts	10,494,633	832,938	89,695	703,836	12,121,102
Deposits and other demand liabilities	5,299,725	—	—	—	5,299,725
Bank obligations	2,510,915	82,368	96,272	44,589	2,734,144
Investments under repurchase agreements	1,001,673	60,131	—	—	1,061,804
Issued debt instruments	937,406	1,214,851	1,329,733	4,330,626	7,812,616
Other financial liabilities	54,516	11,501	9,366	10,265	85,648
Financial derivative contracts	106,116	(92,513)	(12,881)	(112,654)	(111,932)
Total contractual obligations	20,404,984	2,109,276	1,512,185	4,976,662	29,003,107

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

Our current directors are as follows:

Directors	Position	Age
Jorge Andrés Saieh Guzmán	Chairman and director	48
Ricardo Villela Marino	Vice chairman and director	46
Jorge Selume Zaror	Director	68
Fernando Aguad Dagach	Director	60
Gustavo Arriagada Morales	Director	66
Caio Ibrahim David	Director	52
Milton Maluhy Filho	Director	43

Directors	Position	Age
Andrés Bucher Cepeda	Director	56
Pedro Samhan Escandar	Director	69
Fernando Concha Ureta	Director	60
Bernard Pasquier	Director	66
Diego Fresco Gutiérrez	Alternate director	50
Jessica López Saffie	Alternate director	63

Jorge Andrés Saieh Guzmán became a director on August 25, 1998. On February 2, 2012, Mr. Saieh Guzmán became the chairman of our board of directors. Concurrently, he also serves as the chairman of the board of directors for Consorcio Periodístico de Chile S.A. and of Vivocorp Real Estate Company. Mr. Saieh Guzmán serves as well as member of the board of the Banking and Financial Institutions Association of Chile, member of the Council of the Chilean Union Association of Companies and Union of the Industrial Sector (Sociedad de Fomento Fabril, or “SOFOFA”) and member of the Council of the Booth School of Business of The University of Chicago among others. Previously, he has served as the vice chairman of the board of AFP Protección and of the Chilean National Press Association, as a member of the board of AFP Provida, as member of the board of the World Association of Newspapers, as member of the board of Telmex Chile, as member of the Council of Telmex Internacional Mexico, as member of the board of VTR Cable Co., as member of the board of Corpseguros Insurance Company, and as a member of the board of a former affiliate of Corpbanca, Corpbanca Venezuela. Mr. Saieh Guzmán also serves similar positions on a variety of different business councils. Mr. Saieh Guzmán received a B.A. in Business and Administration and graduated from the Universidad Gabriela Mistral. Mr. Saieh Guzmán holds a Masters in Economics and a Master in Business and Administration from the University of Chicago. Alvaro Saieh Bendeck is the father of Mr. Saieh Guzmán.

Ricardo Villela Marino became a director on April 11, 2016. Mr. Marino has served Itaú Unibanco Group as a Vice President of Itaú Unibanco since August 2010 and as chairman of Itaú Unibanco’s Latam Strategic Council since April of 2018. He served as Executive Officer (September 2006 to August 2010), Senior Managing Director (August 2005 to September 2006), Managing Director (December 2004 to August 2005) at Itaú Unibanco. He has served as an Alternate Member of the board of directors of Itaú S.A. since April 2011. He has served as an Alternate Member of the board of directors of Duratex S.A., Elekeiroz S.A. and Itautec S.A. since April 2009. He was President of the Latin American Federation of Banks (FELABAN) (2008 to 2010). He has a B.A. degree in Mechanical Engineering from the Polytechnic School of USP in Brazil and a Master degree in Business Administration from MIT Sloan School of Management.

Jorge Selume Zaror became a director on May 23, 2001. Mr. Selume also serves as director of the board, among others, for Clínica Indisa, Inmobiliaria Moller y Pérez-Cotapoz, Universidad Andrés Bello, Universidad Las Américas and Uno Salud. Prior to this, Mr. Selume was a director on the board of directors of Banco Osorno y La Unión, Budget Director of the Republic, chairman of our former affiliate Corpbanca Venezuela and the CEO of Corpbanca between 1996 and 2001. Mr. Selume received a B.A. in Business and Administration and graduated from the Universidad de Chile. Mr. Selume holds a Masters in Economics from the University of Chicago.

Fernando Aguad Dagach became a director on June 18, 1996. Mr. Aguad has previously held similar positions in a variety of institutions including Interbank Perú, Banco Osorno y La Unión and Canal de Televisión La Red. Mr. Aguad is an investor in financial institutions.

Gustavo Arriagada Morales became a director on September 28, 2010. He has held different senior positions since 1979 in the Chilean Production Development Corporation (Corporación para el Fomento de la Producción or CORFO), Banco de Talca, Chilean Copper Commission (Comisión Chilena del Cobre), Banco de Chile and Banco del Estado, among others. Mr. Arriagada also served in the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras or SBIF, today the Chilean Financial Market Commission or CMF) as director and as intendent between 1997 and 2005 and as superintendent between 2005 and 2010. He received a B.A. in Business and Administration and an Economics degree from the Universidad de Chile.

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

Andrés Bucher Cepeda became a director on February 23, 2017. Mr. Bucher is a co-founding partner at Paragon Private Advisors. He has held numerous senior management positions in the Chilean financial industry in the past 29 years. Mr. Bucher served as Banchile Corredores de Bolsa’s Chief Executive Officer from November 2012 until May 2016. He previously worked as the Investment Banking and Capital Markets Division Manager at Banco de Chile beginning in 2008. Before that, Mr. Bucher was Investment Bank Head for Citigroup Chile, where he worked for more than 19 years. Mr. Bucher holds a degree in industrial civil engineering from the Pontificia Universidad Católica de Chile and an M.B.A. from The Wharton School at the University of Pennsylvania.

Pedro Samhan Escandar became a director on September 27, 2016. Mr. Samhan was formerly a member of the board of Citibank in Panama and Costa Rica. Before that, he was the CFO of Banco de Chile and was appointed as director of Banchile Trade Services Limited. Previously, Mr. Samhan was the CFO of Citigroup Chile for several years. He served as a member of the board of directors of Cruz Blanca Seguros de Vida from 1994 to 1997, AFP Habitat from 1996 to 2006 and Compañía Minera Las Luces from 1994 to 1996. Mr. Samhan was CFO of Citicorp for Caribbean and Central America from 1990 to 1993 and Investment Bank Head of Citicorp Chile from 1988 to 1990. Mr. Samhan holds a degree in civil industrial engineering from Universidad de Chile.

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

Diego Fresco Gutiérrez became an alternate director on March 28, 2018. Mr. Fresco is currently a member of the Audit Committee of Itaú Unibanco Holding S.A., of Itaú Corpbanca and of Itaú Corpbanca Colombia as well of Votorantim Cimentos S.A. He previously served as a partner at PwC – São Paulo (2000 to June 2013) in the Capital Markets and Accounting Advisory Services area and prior to that held several positions at PwC in Uruguay (1998 to 2000 and 1990 to 1997) and in the United States (1997 to 1998). He has a B.A. in Accounting from Universidad de la República Oriental del Uruguay in 1994. He is a Certified Public Accountant registered in the State of Virginia (United States) since 2002 (Registration 27,245) and a Contador registered with the Regional Council of Accountancy of the State of São Paulo. He is a member of the Commission of Governance in Financial Institutions of the Brazilian Institute of Corporate Governance (IBGC) since 2013.

Jessica López Saffie became an alternate director on March 19, 2019. Ms. López is currently the Executive Chairwoman of the National Association of Water and Sewerage Services Companies (Asociación Nacional de Empresas de Servicios Sanitarios, ANDESS AG). She has more than 35 years of executive and management experience in financial institutions in Chile. Between 1981 and 1989, she served at Banco del Desarrollo, today Scotiabank Chile, where she held various positions. Later, Ms. López served at Banco del Estado de Chile, the Chilean state-owned bank, for 24 years (1990-2010 and 2014-2018) where she held several positions: Chief Executive Officer, Vice-Chair of the board of directors, member of the executive committee and the audit committee, and Chair of the ethics committee and the operational risk committee. Ms. López also served as Chief Internal Auditor and Risk Manager of Banco del Estado de Chile and its 10 subsidiaries. She received a B.A. in Business and Administration and an Economics degree from the Universidad de Chile.

Our current Executive Officers are as follows:

Executive Officer	Position	Age
Gabriel Amado de Moura	Chief Executive Officer	44
Roxana Zamorano Pozo	Acting Chief Financial Officer	41
Christian Tauber Domínguez	Corporate Director —Wholesale Banking	48
Julián Acuña Moreno	Corporate Director — Retail Banking	54
Pedro Silva Yrarrázaval	Corporate Director — Treasury	59
Luciana Hildebrandi Marchione	Corporate Director — Marketing & Products	47
Mauricio Baeza Letelier	Chief Risk Officer	57
Luis Antônio Rodrigues	Corporate Director — IT	55
Jorge Novis	Corporate Director — Operations	42
Cristián Toro Cañas	General Counsel	49
Marcela Leonor Jiménez Pardo	Corporate Director — People Management and Performance	44
Emerson Bastian Vergara	Chief Audit Officer*	41
Cristóbal Ortega Soto	Chief Compliance Officer*	37
Joaquín Rojas Walbaum	General Manager — New York Branch	40
Alvaro De Alvarenga Freire Pimentel	Chief Executive Officer — Itaú Corpbanca Colombia	49

*

Mr. Emerson Bastian reports to the audit committee. Mr. Ortega coordinates with senior management through the Chief Risk Officer and has direct communication with the audit committee and the board of directors.

Gabriel Amado de Moura became Chief Executive Officer on January 30, 2020, after serving as Chief Financial Officer of Itaú Corpbanca since April 1, 2016. Mr. Moura joined Itaú Unibanco in 2000 and became a partner in 2017. He has more than 23 years of experience in investment management, risk management, finance and M&A. Mr. Moura held the position of Chief Investment Officer for Itaú’s pension funds, endowments and insurance businesses. He was also Chief Risk Officer for Wealth Management as well as member of the board of directors of different companies in Brazil and abroad. Prior to joining the Bank, he worked at BBVA Asset Management and Itaú Bankers Trust. Mr. Moura holds a M.B.A. from the Wharton School at the University of Pennsylvania.

Roxana Zamorano Pozo became Acting Chief Executive Officer on January 30, 2020 and continues to serve as Chief Accounting Officer since May 2019. Between 2017 and 2019 she served as Internal Audit Manager at Itaú Corpbanca. Previously, Ms. Zamorano held several positions in accounting and regulation advisory at Banco de Chile for 11 years. She also worked as Regulatory Advisor at Citibank and at E&Y as external auditor for financial statements for 5 years. Ms. Zamorano holds both a Public Accountant and an Accountant Auditor degree from the University of Santiago. She also received a Master in Tax Administration and Management from the Universidad Adolfo Ibáñez and a Diploma in International Financial Reporting Standards (IFRS) from the University of Chile.

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

Mauricio Baeza Letelier became Chief Risk Officer in September 2016. With 30 years of experience in the banking industry, Mr. Baeza Letelier has held diverse executive positions in risk management areas of local banking institutions. Previously, and for over five years he was the Corporate Credit Risk Officer of Banco de Chile, while leading the Risk Committee of the Bank and Financial institution Association of Chile (Asociación de Bancos e Instituciones Financieras de Chile). Mr. Baeza received an undergraduate degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

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

Marcela Leonor Jiménez Pardo became Corporate Director of People and Management Performance in April 2016. Between July 2012 and March 2016 she held the same position at Corpbanca. Previously, she served in the Global Banking Consulting Group at Banco de Chile from 2008 to 2012. Mrs. Jiménez received an undergraduate degree in Psychology from the Pontificia Universidad Católica de Chile and a postgraduate degree in Human Resources Management from Universidad Adolfo Ibáñez.

Emerson Bastian Vergara became Chief Audit Executive in April 2017. Previously, Mr. Bastian was a partner in Deloitte Chile´s Governance, Regulatory and Risk Strategies practice. Mr. Bastian received an undergraduate degree in Accounting from Universidad de Chile and a Master degree in Business Administration from Universidad Adolfo Ibáñez.

Cristóbal Ortega Soto became Chief Compliance Officer in July 2018. He has 15 years of experience working in compliance, AML, risks and internal control, developing several compliance projects to adapt to local and international regulations. He previously worked at Banco de Chile as an operational processes analyst at the money desk and in 2008 he joined Itaú Corpbanca initially as an operational risk analyst at the Bank and later as Compliance Officer at Itaú Asset Management. Mr. Ortega holds a degree in civil industrial engineering from Universidad de Santiago.

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

B. COMPENSATION

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our officers. However, we publicly disclose the fees paid to each of our directors and members of the board committees. For the year ended December 31, 2019, we paid the following to each: director UF100 per month, vice-chairman UF450 per month and chairman UF600 per month. Also, our shareholders agreed to continue to pay a monthly fee of UF150 for each member of a board committee and UF250 for the chairman of each such committee. Finally, our ordinary shareholders’ meeting held on March 19, 2019 approved additional compensation for the directors and external advisors participating in the following committees:

(a)	Credit Committee: UF200 per month for each member;
(b)	Assets and Liabilities Committee: UF140 per month for each member;
(c)	Audit Committee: UF50 per month for each member and UF150 per month for its chairman;
(d)	Corporate Governance Committee: UF50 for each member;
(e)	Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee: UF50 for each member;
(f)	Compliance Committee: UF50 for each member; and

(g)	Management and Talent Committee: UF50 for each member.

No amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. In the year ended December 31, 2019, we paid our middle management and senior management an aggregate of Ch$23,315 million (Ch$21,185 million) and our directors an aggregate of Ch$1,208 million (Ch$1,393 million in 2018). Chilean law does not require us to have a compensation committee.

At our ordinary shareholders’ meeting held on March 18, 2020, our shareholders approved to pay each director UF100 per month, the vice-chairman UF450 per month and the chairman UF600 per month. Also, our shareholders agreed to continue to pay a monthly fee of UF150 for each member of a board committee and UF250 for the chairman. Finally, our ordinary shareholders’ meeting approved an additional compensation for the directors and external advisors participating in the following committees:

a)	Audit Committee: UF50 per month for each member and UF150 per month for its chairman;
b)	Other committees: UF50 for each member for attending meetings of each such committee.

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

BOARD COMMITTEES

Audit Committee

Our board of directors maintains an audit committee which is currently comprised of five members, including two directors, one alternate director and two non-director members. The current members of the audit committee are Messrs. Pedro Samhan Escandar, who chairs it, Gustavo Arriagada Morales, Diego Fresco Gutiérrez, Juan Echeverría González and Antonio de Lima Neto.

A description of the experience and qualifications for Messrs. Pedro Samhan Escandar, Gustavo Arriagada Morales, and Diego Fresco Gutiérrez, each of whom is a director of our Company, is included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” Below we include a summary of the experience and qualifications for Mr. Juan Echeverría González and Mr. Antonio de Lima Neto, who are non-director members of the Audit Committee.

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

The local regulator (CMF) recommends for the banking industry that at least one of the members of the audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations. Moreover, the members of the audit committee are appointed by the board of directors and must be independent according to the criteria set forth by the board of directors, and they cannot accept any payment or other compensatory fee from the Company, other than in their role and responsibility as members of the board of directors, of the audit committee or of other established Committees. Members of the audit committee receive a monthly remuneration.

The audit committee has one charter that establishes its composition, objectives, roles, responsibilities and extension of its activities. The CMF requires the audit committee to meet at least every four months and to provide an annual written report to the board of directors informing it of its activities. This report must also be presented to the annual shareholders’ meeting. According to their charter, the audit committee meetings take place at least twice a month.

The main objectives of the audit committee are to oversee the effectiveness of the internal controls established by management, as well as to oversee compliance with laws and regulations. Other specific responsibilities of the audit committee include:

●	propose to the directors’ committee the firm of external auditors and the rating agencies to be engaged;
●	review the reports, content and procedures applied by the rating agencies;
●	approve the annual internal audit plan and its modifications;

●	approve the annual budget, oversee the activities of and evaluate the performance of internal audit, who reports directly to the audit committee;
●	receive and review reports issued by internal auditors;
●	review with management and the external auditors the annual and interim financial statements and report the results to the board of directors;
●	review the reports issued by regulators;
●	be informed about relevant internal frauds or about misconduct cases related to employees; and
●	report to the board of directors changes in accounting policies and its effects.

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

The directors’ committee has bylaws that establish their composition, organization, objectives, duties, responsibilities and extension of its activities. The CMF requires the directors committee to meet at least every four months and to provide an annual written report to the board of directors informing it of its activities. The report must also be presented to the annual shareholders’ meeting. According to its charter, the directors committee meets once per month.

The directors committee’s responsibilities are, among others:

●	reviewing the reports of the internal and external auditors, the balance sheet and any other financial statements presented by the administration to the shareholders, and to sign-off on it prior to its presentation to the shareholders for approval;
●	recommending external auditors and rating agencies to the board of directors;
●	reviewing operations with related parties and reporting to the board of directors;
●	reviewing the compensation plans of executive officers and principal officers;
●	examining the systems of remuneration and compensation plans for managers, senior executives and employees of the company;
●	preparing an annual report about its activities, including its main recommendations to shareholders; and
●	other duties required by our bylaws, a shareholders meeting and our board of directors.

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

D. EMPLOYEES

As of December 31, 2019, on a consolidated basis, we had 8,987 employees. At the same date, approximately 53% of our employees were unionized. All management positions are held by non-unionized employees. We believe that we have good relationships with our employees and the unions to which some of our employees belong. Our employees are covered by collective bargaining agreements, which Itaú Corpbanca entered into in 2017 for former Corpbanca’s unions and for former Banco Itaú Chile’s unions. All agreements provide for improved benefits and have a term of three years.

The table below shows our employees by geographic area:

	Year Ended December 31,
	2017	2018	2019
Chile	5,817	5,653	5,629
Colombia	3,594	3,445	3,279
Panama	50	49	48
United States	31	32	31
Total	9,492	9,179	8,987

E. CONTROLLING SHAREHOLDER’S SHARE OWNERSHIP

As of March 31, 2020, Itaú Unibanco is the sole controlling shareholder of Itaú Corpbanca with a total share of capital of 38.14% through Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Limitada, CGB II SpA, SAGA II SpA, SAGA III SpA and CGB III SpA who beneficially own approximately 22.45%, 11.13%, 2.13%, 1.37%, 0.71% and 0.35% of our outstanding shares, respectively.

The following chart is an overview of our ownership structure as of March 31, 2020:

ITAÚSA
Free Float
ON 36.73%
PN 81.83%
66.33%
family Egydio de Souza Aranha
ON 63.27%
PN 18.17%
33.67%
family Moreira Salles
Family control, with long term vision
100.00%
Cia. E. Johnston de Participações
ON 50.00%
PN 0.00%
33.47%
ITAÚSA Investimentos
ON 50.00%
PN 0.00%
66.53%
Itaú Unibanco Participações S.A. (IUPAR)
Free Float*
Highly diversified shareholders base
ON 39.21%
PN 0.004%
19.83%
ON 51.71%
PN 0.00%
26.15%
ON 7.76%
PN 99.59%
52.95%
Itaú Unibanco Holding S.A.
100.00%
Itaú Unibanco S.A
99.99%
ITB Holding Brasil Participações Ltda.
0.01%
100.00%
Saga III SpA
100.00%
CGB III SpA
100.00%
CGB II SpA
100.00%
Saga II SpA
11.13%
0.35%
22.45%
0.71%
Itaú Corpbanca
2.13%
1.37%

Note: ON = Common shares; PN = Non-voting shares; (*) Excludes shares held by controlling shareholders and treasury shares.

Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

We do not have any arrangements for issuing capital to our employees, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common shares. As of March 31, 2020, we had 512,406,760,091 common shares outstanding.

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of March 31, 2020:

		Percentage
		of Total		Percentage of
		Share		Voting and
Shareholders	Number of Shares	Capital	Number of Votes	Dividend Rights
Itaú Unibanco	195,408,043,473	38.14%	195,408,043,473	38.14%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participações Limitada	57,008,875,206	11.13%	57,008,875,206	11.13%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%
Saga II SpA	7,000,000,000	1.37%	7,000,000,000	1.37%
Saga III SpA	3,651,555,020	0.71%	3,651,555,020	0.71%
CGB III SpA	1,800,000,000	0.35%	1,800,000,000	0.35%
Saieh Family	146,394,540,608	28.57%	146,394,540,608	28.57%
Corp. Group Banking S.A.	136,127,850,073	26.57%	136,127,850,073	26.57%
Cía. Inmob. y de Inversiones Saga SpA(1)	10,266,690,535	2.00%	10,266,690,535	2.00%
IFC	17,017,909,711	3.32%	17,017,909,711	3.32%
Others	153,586,266,299	29.97%	153,586,266,299	29.97%
Securities Brokerage	60,945,854,085	11.89%	60,945,854,085	11.89%
ADSs holders and Foreign Inst. Investors	53,647,307,032	10.47%	53,647,307,032	10.47%
Local Institutional Investors	26,331,498,929	5.14%	26,331,498,929	5.14%
Other minority shareholders	12,661,606,253	2.47%	12,661,606,253	2.47%
Total	512,406,760,091	100.00%	512,406,760,091	100.00%

(1)	Includes 1,005,897,850 shares owned by Cía. Inmob. y de Inversiones Saga SpA that are under custody.

As of March 31, 2020, ADS holders (through the depositary) and foreign institutional investors held approximately 10.47% of our total common shares, represented by seven registered shareholders (The Bank of New York Mellon ADRs; Banco de Chile on behalf of non-resident third parties; Itaú Corpbanca on behalf of investors; Banco Santander on behalf of foreign investors; Banco Santander-HSBC Bank PLC London Client Account; IFC and Sierra Nevada Investments Chile Dos Limitada). The remaining 89.53% of our total shares were held by both Utaú Unibanco and locally, in Chile, represented by 458,759,453,059 shares. All of our shareholders have identical voting rights.

Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Limitada, CGB II SpA, Saga II SpA, Saga III SpA and CGB III SpA, accounted for approximately 22.45%, 11.13%, 2.13%, 1.37%, 0.71% and 0.35%, respectively, of our outstanding common shares as of March 31, 2020. Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Limitada, CGB II SpA, Saga II SpA, Saga III SpA and CGB III SpA are each controlled by Itaú Unibanco who is the sole controlling shareholder of Itaú Corpbanca.

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

As of December 31, 2017, 2018 and 2019, loans to related parties totaled Ch$214,026 million, Ch$263,338 million and Ch$163,088 million, respectively. See Note 34 to our consolidated financial statements for a more detailed accounting of transactions with related parties.

LOANS TO RELATED PARTIES

As of December 31, 2017, 2018 and 2019, loans to related parties were as follows (loans for 2018 and 2019 refer to loans and accounts receivable from customers at amortized cost and for 2017, loans refer to loans and accounts receivable from customers, net):

	Operating	Investment
	Companies	Companies	Individuals
As of December 31, 2019	(in millions of Ch$ as of December 31, 2019)
Loans and receivables to customers:
Commercial loans	109,840	11,910	5,054
Mortgage Loans	-	-	29,419
Consumer Loans	-	-	8,987
Loans and receivables to customers—gross	109,840	11,910	43,460
Provision for loan losses	(1,705)	(134)	(283)
Loans and receivables to customers, net	108,135	11,776	43,177

	Operating	Investment
	Companies	Companies	Individuals
As of December 31, 2018	(in millions of Ch$ as of December 31, 2018)
Loans and receivables to customers:
Commercial loans	170,873	64,073	3,960
Mortgage Loans	—	—	21,154
Consumer Loans	—	—	5,961
Loans and receivables to customers—gross	170,873	64,073	31,075
Provision for loan losses	(2,550)	(70)	(63)
Loans and receivables to customers, net	168,323	64,003	31,012

	Operating	Investment
	Companies	Companies	Individuals
As of December 31, 2017	(in millions of Ch$ as of December 31, 2017)
Loans and receivables to customers:
Commercial loans	113,202	79,715	3,730
Mortgage Loans	—	—	19,273
Consumer Loans	—	—	5,081
Loans and receivables to customers—gross	113,202	79,715	28,084
Provision for loan losses	(1,627)	(5,252)	(96)
Loans and receivables to customers, net	111,575	74,463	27,988

All loans to related parties were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. During 2017, 2018 and 2019, in accordance with IFRS, the total gross amounts of related party loans outstanding amounted to Ch$221,001 million, Ch$266,021 million and Ch$165,210 million, respectively.

OTHER TRANSACTIONS WITH RELATED PARTIES

During 2017, 2018 and 2019, we had the following income (expenses) from services provided to (by) related parties:

	2017	2018	2019
	Income	Income	Income
Company	(expenses)	(expenses)	(expenses)
	(in Ch$)
Redbanc S.A.	(3,355)	(3,002)	(3,388)
Transbank S.A.	(14,586)	(15,469)	(14,208)
Combanc S.A.	(378)	(350)	(366)
Itaú Chile Cía. de Seguros de Vida S.A.	—	—	—
Seguros	6,871	(613)	(202)
Corp Research S.A.	(453)	(463)	(474)
Recuperadora de Créditos S.A.	—	—	—
Itaú Chile Inv. Serv. y Administración S.A.	(650)	63	(510)
Compañía de Seguros Confuturo S. A.	—	—	—
Instituto de Estudios Bancarios Guillermo Subercaseaux	(143)	(121)	—
VIP Asesorías y Servicios Integrales Limitada	(415)	(129)	—
Everis Chile S.A.	(607)	(906)	—
CAI Gestión Inmobiliaria S.A.	(115)	(103)	(3)
Promoservice S.A.	(267)	—	—
Comder Contraparte Central S.A	(1,067)	(902)	(910)
Operadora de Tarjeta de Crédito Nexus S.A.	(3,836)	(2,909)	(3,037)
Pulso Editorial S.A.	(509)	(471)	(23)
Inmobiliaria Edificio CorpGroup S.A.	(4,725)	(4,693)	(4,431)
Hotel Corporation of Chile S.A.	(265)	(94)	(39)
Corp Imagen y diseños S.A.	(196)	(99)	(101)
CorpGroup Holding Inversiones Limitada	(398)	(408)	(382)
SMU S.A., Rendic Hnos. S.A.	(2,221)	(2,262)	(2,319)
Inversiones Corp Group Interhold Limitada	(3,097)	(2,476)	(2,537)
Bcycle Latam SPA	(552)	(4,048)	(1,518)
Bolsa de Comercio de Santiago	—	(204)	—
Adexus S.A.	—	(254)	(567)
Itaú Unibanco	—	—	(2,051)
Compañía Chilena de Televisión S.A.	—	—	(47)
Inmobiliaria Gabriela S.A	—	—	(121)
Total	(30,964)	(40,210)	(37,234)

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

On December 30, 2015, former SBIF (currently CMF) issued Letter No. 16,191 (or Letter 16,191) whereby we were informed that as a consequence of the appointment of the former member of our board of directors, Mr. Rafael Guilisasti Gana, as member of the board of directors of Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera S.A., former SBIF had commenced a special review on the corporate group known as “Cascadas” in order to verify our compliance with credit limitations set forth in the Chilean General Banking Act. Former SBIF concluded that all the companies of the Cascadas group are part of a “corporate organizational structure” to exercise control over SQM S.A., therefore, they should be considered a single debtor for the purposes of computing the above referenced credit limitations. As a consequence of the above, former SBIF concluded that Corpbanca violated the individual lending limits set forth in Article 84 No. 1 of the Chilean General Banking Act in relation to Article 85 of the same norm regarding the companies that constitute the Cascadas group. In light of the foregoing, former SBIF imposed three fines on Corpbanca of 10% of the excess of such credit limitations for a total amount of Ch$21,764,507,494 (US$30.65 million).

On January 8, 2016, the Bank paid the full amount of the fines as a mandatory condition precedent to exercise its appeal rights. On January 18, 2016, the Bank brought an action before the Santiago Court of Appeals seeking the annulment of the fines. Pursuant to a final ruling by the Court of Appeals of Santiago dated August 31, 2016, the fines imposed by the former SBIF pursuant to letter No.16,191 were declared illegal. In accordance with Article 22 of the General Law on Banks, the favorable ruling obtained by Itaú Corpbanca is not subject to appeal.

On September 6, 2016, the former SBIF filed a complaint (Recurso de Queja) against the judges of the Court of Appeals of Santiago before the Supreme Court, which was dismissed by the Supreme Court on May 9, 2017.

On October 19, 2017, the former SBIF filed a complaint against Itaú Corpbanca regarding the same alleged violations, giving rise to a new administrative procedure. On November 14, 2017, Itaú Corpbanca filed a special constitutional rights action (Acción de Protección) before the Santiago Court of Appeals that was declared inadmissible. This ruling was confirmed by the Supreme Court. On November 22, 2017, Itaú Corpbanca filed a defense arguing that it acted in full compliance with applicable law. Pursuant to resolution No. 101, dated January 4, 2019, theformer SBIF partially accepted the defenses of Itaú Corpbanca, imposing a fine for one of the three charges originally formulated. The total amount of the fine imposed was Ch$5,985,328,978. In an extraordinary meeting on January 14, 2019, Itaú Corpbanca’s board of directors analyzed the grounds and consequences of resolution No. 101, including potential courses of action, and reaffirmed the conviction that Itaú Corpbanca has acted in compliance with applicable law. Notwithstanding the foregoing, Itaú Corpbanca decided not to file any appeals against the former SBIF’s resolution and paid the Ch$5,985,328,97 fine imposed.

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

On February 28, 2019, a three-member Tribunal of the ICC rejected Helm’s demand and ordered Helm to sell its shares of Itaú Corpbanca Colombia, which represent 19.44% of the equity in Itaú Corpbanca Colombia, to Respondents at approximately $299 million (including interest at LIBOR plus 2.7% per year from April 1, 2016 onwards). On December 3, 2019, following receipt of regulatory approvals from the banking supervisors in Chile, Colombia and Brazil, Itaú Corpbanca completed the announced acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company. In connection with the transactions, Itaú Corpbanca acquired shares representing approximately 20.82% of Itaú Corpbanca Colombia’s outstanding equity for aggregate consideration of approximately US$334 million. As a result of the transactions, Itaú Corpbanca owns approximately 87.10% of the equity of Itaú Corpbanca Colombia. Following the transactions, the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated as of July 31, 2013, which governs Itaú Corpbanca Colombia was terminated.

On August 22, 2019, the CMF Investigation Unit pressed administrative charges against Itaú Corpbanca in relation to the past tenure of Mr. Héctor Valdés as member of our board. Mr. Valdés left our board of directors in August 2016. The bill of charges comprises three different allegations. First, that Itaú Chile breached Section 84 No. 4 of the Chilean General Banking Act by lending UF45,000 (Ch$1,273.9 million or US$1.70 million as of December 31, 2019) to Inmobiliaria Zurich Tres S.A. (“Zurich Tres”). Section 84 No. 4 of the Chilean General Banking Act prohibits granting loans to directors, relatives, and entities in which directors hold an interest. At the time of the loan (June 2015), Mr. Valdés was a director of Itaú Chile and held a non-controlling, indirect stake (11.04%) in Zurich Tres. Second, that after the merger between Itaú Chile and Corpbanca, Itaú Corpbanca breached Section 84 No. 4 of the Chilean General Banking Act by failing to adjust Mr. Valdés’s financial situation before allowing his appointment as director in April 2016. According to the CMF’s investigation unit, the adjustment of Mr. Valdés’s financial situation would have required the full payment of Zurich Tres’s outstanding debt at the time (UF116,187 (Ch$3,289.2 million or US$4.4 million as of December 31, 2019)). And lastly,that Itaú Corpbanca breached Section 50 bis of the Chilean Corporations Act, by allowing the appointment of Mr. Valdés as an independent director when he must have been disqualified for such position. According to the CMF Investigation Unit, Mr. Valdés was not independent. The grounds for lack of independence were: (a) the indirect financial relationship with the bank through Zurich Tres, (b) the former tenure as director of Itaú Chile within the 18 months prior to his appointment as independent director of Itaú Corpbanca, and (c) the former tenure as an advisor of Corpbanca’s board within the 18 months prior to his appointment as independent director of Itaú Corpbanca.

On October 1, 2019, Itaú Corpbanca filed its statement of defense, claiming that Zurich Tres would have been covered by a regulatory provision (CMF’s RAN 12-12), which exempts, under certain conditions, loans granted to legal entities in which a director only holds an indirect stake. In addition, Itaú Corpbanca argued that the first and second charges would be time-barred. Finally, Itaú Corpbanca asserted that Mr. Valdés qualified as an independent director in April 2016, notwithstanding Zurich Tres’s financial commitments with the Bank and Mr. Valdés’s former tenure as director of Itaú Chile. Itaú Corpbanca denied that Mr. Valdés acted as an advisor of Corpbanca’s board within the 18 months prior to the appointment as independent director.

On December 9, 2019, the Chief of the CMF Investigation Unit recommended the CMF Council to: (i) declare the first charge as time-barred; (ii) impose a fine of UF173,000 (Ch$4,897.6 million or US$6.54 million as of December 31, 2019) in connection with the second charge; and (iii) declare Itaú Corpbanca liable for the third charge, without giving advice on a specific fine. Under regular conditions, the maximum statutory fine for such charge would be UF15,000 (Ch$424.6 million or US$567,129 as of December 31, 2019).

On January 9, 2020 the CMF Council held a final hearing on the case. On March 25, 2020, the CMF Council dismissed all charges pressed against Itaú Corpbanca, ruling that (a) the loans granted to Zurich Tres were indeed covered by the regulatory exemption (CMF’s RAN 12-12) and thus did not infringe the General Banking Act and that (b) a director could only be liable for applying to an independent seat at a board without meeting the independence criteria set forth in Section 50 bis of the Corporations Act. The CMF Investigation Unit cannot seek judicial review of the CMF Council’s decision, which should be deemed as final and non-appealable.

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

In addition, at our ordinary shareholders’ meeting held on March 18, 2020, our shareholders approved a dividend payout ratio of 100% of 2019 net income. As a result, in 2020, we paid an annual dividend of Ch$0.2479770771/share, equivalent to a dividend yield of 7.8%.

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

OWNERSHIP RESTRICTIONS

Under Article 12 of the Chilean Securities Market Act and the Regulations of the SBIF, shareholders of Public Companies are required to report the following to the CMF and the Chilean stock exchanges:

●	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or ceasing to own, directly or indirectly, 10% or more of a Public Company’s share capital; and
●	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of a Public Company’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

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

Title XXV of the Chilean Securities Market Act on tender offers and the regulations of the CMF provide that the following transactions shall be carried out through a tender offer:

●	an offer which allows a person to take control of a Public Company;
●	an offer for all the outstanding shares of a Public Company upon acquiring two-thirds or more of its voting shares, in which case such controlling shareholder must offer to purchase the remaining shares from the investing shareholders in a tender offer, unless (i) the controlling shareholder has reached two-thirds of the voting shares through a tender offer for all of the shares of the company or due to any of the situations exempted, or (ii) it reaches such percentage as a result of a reduction of the capital of the company by operation of law: such offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the 60 stock exchange business days between the thirtieth and the ninetieth stock exchange business days immediately preceding the acquisition; and
●	an offer for a controlling percentage of the shares of a listed operating company if such person intends to take control of the company (whether listed or not) controlling such operating company, to the extent that the operating company represents 75% or more of the consolidated net worth of the holding company.

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

Title XV of the Chilean Securities Market Act sets forth the basis to determine what constitutes control of a business group and a related party while Title XXV establishes a special procedure for acquiring control of a Public Company through a tender offer. The Chilean Securities Market Act defines control as the power of a person, or group of persons acting pursuant to a joint action agreement, to direct the majority of the votes in the shareholders meetings of the corporation, or to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons acting together pursuant to a joint action agreement holding, directly or indirectly, at least 25% of the voting share capital, unless:

●	another person or group of persons acting pursuant to a joint action agreement, directly or indirectly, control a stake equal to or higher than the percentage controlled by such person or group;
●	the person or group does not control, directly or indirectly, more than 40% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5% of the voting share capital; and
●	in cases where the CMF has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Act, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:

●	a principal and its agents;
●	spouses and relatives up to certain level of kindred;
●	entities within the same business group; and
●	an entity and its controller or any of its members.

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

According to Article 96 of the Chilean Securities Market Act, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or securities issued by, them. According to the Chilean Securities Market Act, the following entities are part of the same business group:

●	a company and its controlling person;
●	all the companies with a common controlling person and the common controlling person; and
●	all the entities that the CMF declare to be part of the business group due to one or more of the following reasons:
●	a substantial part of the assets of the company are involved in the business group, whether as investments in securities, equity rights, loans or guaranties;
●	the company has a significant level of indebtedness and that the business group has a material participation as a lender or guarantor;

●	when the controller is a group of entities, that the company is a member of a controlling person of the entities mentioned in the first two bullets above and there are grounds to include it in the business group based on the definitions above; and
●	the company is controlled by one or more member of the controlling group of any of the entities of the business group, when such controller is composed of more than one person and there are grounds to include the company in the business group based on the definition above.

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

Article 35 bis of the Chilean General Banking Act establishes that prior authorization of the CMF is required for:

●	the merger of two or more banks, where the absorbing bank becomes a bank of systemic importance, pursuant to a regulation that the CMF shall issue within 18 months from the date on which it replaces the SBIF;
●	the acquisition of all or a substantial portion (more than one third) of a bank’s assets and liabilities by another bank, where the acquiring bank becomes a bank of systemic importance, pursuant to a regulation that the CMF shall issue within 18 months from June 1, 2019;
●	the control by the same person, or controlling group, of two or more banks, where the banks become banks of systemic importance, pursuant to a regulation that the CMF shall issue within 18 months from June 1, 2019; or
●	a substantial increase in the share ownership by a controlling shareholder of a bank (understood as either acquiring a majority or two thirds of the bank’s shares), where the controlled bank becomes a bank of systemic importance, pursuant to a regulation that the CMF shall issue within 18 months from June 1, 2019.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans (Colocaciones), defined by the CMF to be more than 15% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the CMF pursuant to a report from the Central Bank of Chile’s Council. Alternatively, a purchase, merger or expansion, when the acquiring bank or resulting group would have a market share in loans defined by the CMF to be more than 20% of all loans in the Chilean banking system, may be conditioned on one or more of the following:

●	that the bank or banks maintain an effective net equity higher than 8% and up to 14% of their risk weighted assets;
●	that the technical reserve established in Article 65 of the Chilean General Banking Act be applicable when deposits exceed one and a half times the resulting bank’s effective net equity (which is the sum of (x) paid-in capital and reserves, plus (y) subordinated bonds up to 50% of letter (x) above under certain terms, plus (z) certain effective risk voluntary reserves up to 1.25% of its risk weighted assets); or
●	that the margin for interbank loans be diminished to 20% of resulting bank’s effective net equity.

If the acquiring bank or resulting group would have a market share in loans defined by the CMF to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining an effective net equity not lower than 10% of their risk-weighted assets for the time set forth by the CMF, which may not be less than one year. The calculation of risk-weighted assets is based on a five-category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

According to the Chilean General Banking Act a bank may not grant loans to related parties on more favorable terms than those generally offered to non-related parties. Article 84 No. 2 of the Chilean General Banking Act and the Regulations of the CMF create the presumption, among other cases, that natural persons who are holders of shares and who beneficially own more than 1% of the shares (or 5% in the case of bank’s shares actively traded) are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1% of the shares, and accordingly the limitations of Article 84 No. 2 would be applicable to such beneficial owners. Finally, according to the Regulations of the CMF, Chilean banks that issue ADSs are required to inform the CMF if any person, directly or indirectly, acquires ADSs representing 5% or more of the total amount of shares of capital stock issued by such bank.

Article 16 bis of the Chilean General Banking Act provides that the individuals or legal entities which, individually or with other people, directly control a bank and who individually own more than 10% of its shares shall send to the CMF reliable information on their financial situation in the form and within the time set forth in Chapter 1-3 of the regulations of the CMF (Recopilación Actualizada de Normas). Also, controlling shareholders must submit information regarding their financial situation pursuant to Chapter 1-17 of said regulations.

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

SHAREHOLDERS’ MEETINGS AND VOTING RIGHTS

An annual ordinary meeting of shareholders is held within the first four months of each year, generally in March and must be called by the board of directors. The annual ordinary meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy proposed by the board of directors, elects the members of our board of directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last annual ordinary meeting of our shareholders was held on March 18, 2020.

Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the CMF.

Notice to convene the annual ordinary meeting or an extraordinary meeting is given by means of written notice which must be published at least three different days in a newspaper of our corporate domicile (currently Santiago) designated by the shareholders at their annual meeting and if a shareholder fails to make such designation, the notice must be published in the Official Gazette pursuant to legal regulations. The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and to the CMF and the Santiago and Chilean Electronic stock exchanges. Currently, we publish our official notices in the Diario Pulso.

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

The following matters can only be agreed upon at an extraordinary shareholders’ meeting:

●	our dissolution;
●	a merger, transformation, division or other change in our corporate form or the amendment of our by-laws;
●	the issuance of bonds or debentures convertible into shares;
●	the conveyance of 50% or more of our assets or the submission of, or changes to any business plan that contemplates the sale of more than 50% of the assets of the company;
●	the conveyance of 50% or more of the assets of a subsidiary, if represent at least 20% of our total assets, and any transfer of shares of a subsidiary that implies the Company loses control of such subsidiary;
●	granting of a security interest or a personal guarantee in each case to secure the obligations of third parties, unless (i) to secure or guarantee the obligations of a subsidiary, in which case the approval of the board of directors will suffice (although this restriction is not applicable to banks: (a) granting sureties, (b) becoming jointly and/or jointly and severally liable with clients or (c) issuing bank guarantees within their course of business) and (ii) in those cases exempted by the Chilean General Banking Act; and
●	other matters that require shareholder approval according to Chilean law or our by-laws.

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

The by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those shares present or represented at the meeting. However, under the Chilean Corporations Act, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:

●	a change in corporate form, merger or spin-off;
●	an amendment to our term of existence or early dissolution;
●	a change in corporate domicile;
●	a decrease of corporate capital;
●	the approval of capital contributions in kind and a valuation of the assets contributed;
●	a modification of the authority reserved for the shareholders’ meetings or limitations on the powers of our board of directors;
●	a reduction in the number of members of our board of directors;
●	the conveyance of 50% or more of the corporate assets, regardless of whether it includes liabilities, or the submission of or change to any business plan that contemplates the conveyance of 50% or more of the corporate assets;
●	the conveyance of 50% or more of the assets of a subsidiary, if those assets represent at least 20% of our total assets, and any transfer of shares of a subsidiary that implies the Company loses control of such subsidiary;
●	the manner in which the corporation’s profits shall be distributed;
●	the creation of security interests to secure third-party obligations in excess of 50% of the corporate assets, unless granted to a subsidiary or when exempted by the Chilean General Banking Act (although this restriction is not applicable to banks: (i) granting sureties, (ii) becoming jointly and/or jointly and severally liable with clients or (iii) issuing bank guarantees within their course of business);
●	the acquisition of our own shares, when, and or the terms and conditions permitted by law;
●	the cure of formal defects in the incorporation of the corporation or an amendment to its by-laws related to any of the matters referred to in the preceding bullets;
●	to establish the right of the controller to force other shareholders to sell their shares in case the controller has surpassed 95% of the shares of the company as a result of a tender offer for 100% of its shares under certain circumstances;
●	the approval of material related-party transactions according to Article 147 of the Chilean Corporations Act; or
●	all other matters provided for in our by-laws.

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

The Merger

The following transactions occurred prior to the Merger:

●	The Saieh Family divested 5,208,344,218 shares it held in former Corpbanca which, collectively, amounted to 1.53% of the capital stock of Corpbanca. Such shares were divested to third parties other than the Saieh Family and Itaú Unibanco, and were intended to be transferred to minority shareholders of CorpGroup Parent.
●	Itaú Chile increased its capital by US$652 million through the issuance of shares that were fully subscribed and paid for by Itaú Unibanco.

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

After the Merger, and according to the Transaction Agreement and its amendment on January 20, 2017, the following transactions will be implemented:

●	Itaú Corpbanca Colombia shall purchase all of the assets and liabilities of Itaú BBA Colombia in accordance with the terms and conditions agreed by Itaú Corpbanca Colombia and Itaú BBA Colombia on November 1, 2016 (the “Itaú Colombian Asset Acquisition”). The Itaú Colombian Asset Acquisition was approved by the shareholders of Itaú Corpbanca Colombia and the Colombian Financial Superintendency, and completed on June 16, 2017, as established in the agreement signed on June 1, 2017, between Itaú Corpbanca Colombia, as assignee, and Itaú BBA Colombia S.A. Corporación Financiera, as assignor. Pursuant to the Itaú Colombian Asset Acquisition transaction, Itaú Corpbanca Colombia acquired Itaú BBA Colombia S.A. Corporación Financiera assets and liabilities. In relation to this transaction, Itaú Corpbanca Colombia S.A. paid Ch$33,205 million to Itaú BBA Colombia S.A Corporación Financiera. This agreement also contemplated the rendering of certain services by Itaú Corpbanca Colombia in favor of Itaú BBA Colombia and the hiring of the senior management of Itaú BBA Colombia by Itaú Corpbanca Colombia.
●	Itaú Corpbanca shall acquire of the shares of Banco Corpbanca Colombia S.A., now Itaú Corpbanca Colombia, held by CorpGroup (currently representing 12.36% of shares outstanding) no later than January 28, 2022, subject to receipt of the applicable regulatory approvals. The purchase price for the shares will be US$3.5367 per share plus (i) interest from (and including) August 4, 2015 until (but excluding) the payment date at an annual interest rate equal to Libor plus 2.7% minus (ii) the sum of (x) the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup since the date of the Transaction Agreement, plus (y) the accrued interest with respect to the amount of such dividends since the date of their payment until the payment date of the purchase price, at an annual interest rate equal to Libor plus 2.7%.

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

Registration of the Shares of Itaú Corpbanca Colombia S.A.

Itaú Corpbanca and CorpGroup will carry out commercially reasonable efforts, in accordance with the shareholders agreement of Itaú Corpbanca Colombia S.A., in order to cause Itaú Corpbanca Colombia to be registered as a public company in the National Registry of Securities and Issuers of of the Colombian Financial Superintendency and its shares to be listed in the Colombian Stock Market (the “CSM”). The registration process is subject to the approval of Itaú Corpbanca Colombia’s extraordinary shareholders’ meeting.

Itaú Corpbanca and CorpGroup, pursuant to the terms of the shareholders’ agreement dated July 1, 2013 entered into with Helm LLC and other shareholders of Itaú Corpbanca Colombia, requested to submit for the shareholders’ approval the registration of Itaú Corpbanca Colombia in the National Registry of Securities and Issuers of the Colombian Financial Superintendency and the listing of its shares in the CSM. On February 1, 2017, in a meeting of shareholders of Itaú Corpbanca Colombia called for the decision of the above-mentioned matters, Helm LLC voted against such registration and listing and, therefore, those matters were rejected. Following this rejection, Itaú Corpbanca and CorpGroup filed a counterclaim in the Arbitration held in New York against Helm LLC for breaching the shareholders’ agreement. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings.”

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

The board of Itaú Corpbanca shall be comprised of 11 directors and two alternate directors (one selected by Itaú Unibanco and one selected by CorpGroup Parent). The board of Itaú Corpbanca Colombia shall be comprised of nine director (note that after the acquisition of shares representing approximately 20.82% of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company on December 3, 2019, the board of Itaú Corpbanca Colombia is currently comprised of five directors). The number of directors of the board of all other subsidiaries shall be specified by the board of Itaú Corpbanca.

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

Shareholder Consent Rights

Subject to certain exceptions set forth in the Itaú CorpGroup Shareholders’ Agreement, Itaú Unibanco and CorpGroup Parent agreed that Itaú Corpbanca shall not take, and shall not permit any subsidiary to take, any of the following transactions without the consent of (i) CorpGroup Parent, so long as CorpGroup Parent owns at least 13% of the capital stock of Itaú Corpbanca, and (ii) Itaú Unibanco:

●	merge, reorganize or consolidate Itaú Corpbanca or any of its subsidiaries or enter into a joint venture or similar transaction in excess of materiality thresholds;
●	issue or sell any equity securities of Itaú Corpbanca or any of its subsidiaries, other than solely to the extent required to comply with immediate legal and regulatory requirements or to meet the Optimal Regulatory Capital;
●	repurchase or otherwise retire or acquire any shares or other equity securities of Itaú Corpbanca or any of its subsidiaries;
●	list or delist any shares or other equity securities of Itaú Corpbanca or any of its subsidiaries;
●	enter into, modify or terminate a contract or transaction with a related party;

●	effect any acquisition of the stock, equity interests, assets or business of any third-party or any disposition of assets of Itaú Corpbanca or any subsidiary or the capital stock or other equity interests of any subsidiary, in each case in excess of materiality thresholds;
●	effect any liquidation, dissolutions, reorganizations through a voluntary bankruptcy or similar transactions;
●	amend or repeal any provision of the organizational documents of Itaú Corpbanca or any of its subsidiaries;
●	change the size or powers of the board of directors or any committee thereof;
●	enter into any new line of business, that is not a Banking Business;
●	create or dissolve one or more subsidiaries in excess of materiality thresholds; enter into agreements between Itaú Corpbanca or any of its subsidiaries, on the one hand, and any Governmental Authority, on the other hand;
●	make any change in the external auditors of Itaú Corpbanca or any of its subsidiaries;
●	make any change to the dividend policy;
●	enter into any agreement that limits or restricts the ability of Itaú Corpbanca or any of its subsidiaries to own, manage, operate, control, participate in, perform services for, or otherwise carry on or engage in any business or in any geographic area; enter into any contract to do any of the foregoing actions; and
●	any other matter not set forth above that requires the approval of a supermajority of the shareholders of Itaú Corpbanca under Article 67 of the Chilean Corporations Act.

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

Preapproved Matters

CorpGroup Parent agreed to consent to and affirmatively vote its shares of Itaú Corpbanca at any shareholders’ meeting in favor of the approval of a transaction between the Itaú Corpbanca’s securities broker (Corredora) subsidiary and MCC at such time as MCC is wholly owned by an Affiliate of Itaú Unibanco. This transaction may be structured as an acquisition of equity securities of MCC by Itaú Corpbanca (followed by a merger of such subsidiary and MCC). As of the date of this Annual Report, the potential acquisition and subsequent merger remain contingent on the issuance of the required regulatory approvals.

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

Systems Operations Services Agreement

We have entered into a Systems Operations Services Agreement with IBM, initially dated March 30, 2001, and covering a term from April 1, 2001 through April 15, 2006 which can be renegotiated periodically. The current extension became effective on May 1, 2019 until April 30, 2021. Under this agreement, IBM provides outsourcing computer system operations services to us and we are obligated to pay fees amounting to UF 2,421.4 per month.

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

D. EXCHANGE CONTROLS

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Foreign investments must be registered with the Central Bank of Chile under the Ley Orgánica Constitucional del Banco Central de Chile, or the Chilean Central Bank Act and the Compendio de Normas de Cambios Internacionales, or the Central Bank Foreign Exchange Regulations or the Compendium. The Chilean Central Bank Act is a constitutional law requiring a “special majority” vote of the Chilean Congress to be modified. Until January 1, 2016, foreign investments could be registered with the Comité de Inversiones Extranjeras or the Foreign Investment Committee under Decree Law No. 600 of 1974, as amended or DL 600, as an alternative to the registration with the Central Bank of Chile. The Tax Reform, as amended by Law No. 20,899, however, repealed DL 600 as of January 1, 2016. As from 2016, the Foreign Investment Committee shall not be entitled to register new foreign investments. All foreign investments previously registered with the Foreign Investment Committee under DL 600, shall continue to be subject to the provisions of DL 600.

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

E. TAXATION

CHILEAN TAX CONSIDERATIONS

The following discussion is based on material Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion summarizes the material Chilean income tax consequences of an investment in the ADSs or common shares received in exchange for ADSs by an individual who is not domiciled in or a resident of Chile, or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, which we refer to as a foreign holder. For purposes of Chilean law, given the amendments introduced by Law No. 21,210, as of March 1, 2020, an individual holder is a resident of Chile if he or she stays in Chile for more than 183 days in any given period of 12 months. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

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

Under the Tax Reform and the New Tax Reform Bill, the first category tax may be credited partially (65%). Nevertheless, the foreign holder shall be entitled to a full first category tax credit, regardless of the tax regime chosen by the company, if such holder is established or domiciled in, or is a resident of, a country with which Chile maintains a double taxation treaty in force or, until December 31, 2026, if Chile has signed a double taxation treaty with such country, even if not in force, and the holder duly credits his tax residency according to the regulations issued by the Chilean Internal Revenue Service on the matter, which are currently contained on Resolución No. 11, issued on January 30, 2019.

In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax. In case such withholding is determined to be excessive at the end of the year, foreign holders will have rights to file for the reimbursement of the excess withholding. Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally were assumed to have been paid out of our oldest retained taxable profits. The first category tax rate was 24% in 2016, 25.5% in 2017, and 27% in 2018 onwards. However, as of January 1, 2017, all credit arising from the first category tax paid over profits obtained until December 31, 2016, is unified in a single, averaged credit rate. Moreover, credit arising from first category tax paid over profits obtained from January 1, 2017 onwards is registered separately from the averaged credit mentioned above, and it is applied at a factor calculated using the same rate as the first category tax rate in force at the end of the business year in which the profits were distributed. When a profit distribution takes place, credit registered from January 1, 2017 onwards shall be allocated first, with the averaged credit arising from profits obtained until December 31, 2016 being allocated only once this credit from 2017 onwards has been fully allocated.

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

Gains recognized on a sale or exchange of common shares received in exchange for ADSs (as distinguished from sales or exchanges of ADSs representing such common shares) by a foreign holder will be subject to the Chilean withholding tax cases with a rate of 35%, which must be withheld by the purchaser. However, if it is impossible to determine the taxable capital gain, a 10% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

The tax basis of common shares received in exchange for ADSs will be the acquisition value of such shares duly adjusted for local inflation. The valuation procedure set forth in the deposit agreement, which values common shares that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into common shares and sale of such common shares for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile, to the extent that the sale price is equal to the acquisition value at the time of redemption as discussed above. In the event the sale price exceeds the acquisition value of such shares determined, as explained above, such capital gain will be subject to the Chilean withholding tax.

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

Exempt capital gains - Article 107 of the Chilean Income Tax Law

According to Article 107 of the Chilean Income Tax Law, the sale and disposition of shares of Chilean public corporations which are significantly traded on a Chilean stock exchange is not levied by any Chilean tax on capital gains, if the sale or disposition was made:

●	on a local stock exchange authorized by the CMF or in a tender offer process according to Title XXV of the Chilean Securities Market Act, so long as the shares (1) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Act, (2) are newly issued shares issued in a capital increase or incorporation of the corporation, (3) were acquired as a result of the exchange of convertible securities, or (4) were a contribution or redemption of securities in accordance with Article 109 of the Chilean Income Tax Law. In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or
●	within 90 days after the shares would have ceased to be significantly traded on the stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days in which the shares were significantly traded on the stock exchange. Any gains above the average price will be taxable capital gains.

For purpose of the bullets above, shares are considered to be significantly traded on a Chilean stock exchange when they (1) are registered in the securities registry, (2) are registered in a Chilean Stock Exchange and (3) have an adjusted presence equal to or above 25% or have a “Market Maker,” according to the CMF Ruling No. 327 dated January 17, 2012. Currently, our shares are considered to be significantly traded on a Chilean stock exchange. Please note that the New Tax Reform Bill sets forth a new article 110 of the Chilean Income Tax Law, pursuant to which if the shares are considered to be significantly traded on a Chilean Stock exchange due to a “Market Maker”, capital gains arising from the sale and disposition of such shares will be tax exempt only to the extent that such sale occurs within one year counted from the first public offer performed upon registration of the issuer or from the deposit of the regulations in the corresponding Financial Market Commission’s registry. Regarding issuers already registered or regulations already deposited as of this date, the one-year term will be counted as of March 1, 2020.

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

This section does not apply to you if you are a U.S. holder subject to special rules, including for example:

●	a dealer in securities;
●	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

●	a regulated investment company;
●	a real estate investment trust;
●	a tax-exempt organization;
●	a bank or other financial institution;
●	a life insurance company;
●	a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) or a partner, member or owner therein;
●	a person liable for alternative minimum tax;
●	a person that actually or constructively owns 10% or more of the bank’s shares by vote or value;
●	a person that holds ADSs or common shares as part of a straddle, a hedging, conversion or constructive sale transaction; or
●	a person whose functional currency is not the U.S. dollar.

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

As used herein, the term “U.S. holder” means a beneficial owner of ADSs or common shares who is, for U.S. federal income tax purposes, any of the following:

●	an individual who is a citizen or resident of the United States,
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia,
●	an estate whose income is subject to U.S. federal income tax regardless of its source, or
●	a trust if such trust validly elects to be treated as a United States person (as defined under the Code) for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration, and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

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

If you are a non-corporate U.S. holder, dividends paid to you may constitute qualified dividend income and be taxable to you at a reduced rate provided that (1) certain holding period requirements are met, (2) the ADSs or common shares are considered to be readily tradable on an “established securities market” in the United States, and (3) the bank is not a PFIC. Under U.S. Internal Revenue Service, or IRS, authority, ADSs are considered for purposes of clause (2) above to be readily tradable on an established securities market in the United States because they are listed on the NYSE. Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividend income because the common shares are not themselves listed on a U.S. exchange. Moreover, as discussed below, under “—Passive Foreign Investment Company rules,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks. You should consult your tax advisor regarding the availability of the reduced rate for dividends paid with respect to our ADSs or common shares. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain U.S. corporations.

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

Passive Foreign Investment Company Rules

Based upon our present regulatory status under Chilean law, current estimates, expectations and projections of the value and classification of our assets and the sources and nature of our income, we believe that the bank’s ADSs and common shares should not be treated as stock of a PFIC for U.S. federal income tax purposes for 2019, our current taxable year or in the foreseeable future, but this conclusion is a factual determination that is made annually and there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. Our actual PFIC status for our current taxable year ending December 31, 2020 will not be determinable until after the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for 2020.

In general, if you are a U.S. holder, the bank will be a PFIC with respect to you if for any taxable year in which you held the bank’s ADSs or common shares:

●	at least 75% of the bank’s gross income for the taxable year is “passive income;” or
●	at least 50% of the value, determined on the basis of a quarterly average, of the bank’s assets is attributable to assets that produce or are held for the production of passive income.

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

●	any gain you realize on the sale, exchange or other taxable disposition (including certain pledges) of your ADSs or common shares; and
●	any “excess distribution” that the bank makes to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ADSs or common shares during the three preceding taxable years or, if shorter, your holding period for the ADSs or common shares).

Under these rules:

●	the gain or excess distribution will be allocated ratably over your holding period for the ADSs or common shares;
●	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;
●	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and
●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

If FATCA withholding is required, the bank will not be required to pay any additional amounts with respect to any amounts withheld. Certain beneficial owners of ADSs or our common stock that are not foreign financial institutions generally will be entitled to refunds of any amounts withheld under FATCA, but this may entail a significant administrative burden. U.S. holders are urged to consult their tax advisors regarding the application of FATCA to their ownership of the ADSs or our common stock.

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

1. Market Risk

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. The Trading Book includes non-derivative financial instruments that have been classified as trading instruments and all derivative positions that have not been classified as hedging instruments, according to accounting standards. The Banking Book includes all positions in derivative and non-derivative instruments that do not form part of the Trading Book. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of instruments recorded at fair value. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost. The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

a) Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions. The main sources of foreign exchange risk are:

●	positions in foreign currency (FX) within the trading book;
●	currency mismatches between assets and liabilities in the banking book;
●	cash flow mismatches in different currencies; and
●	structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the Bank’s income statement and equity. This effect is known as “translation risk”.

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

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

●	The liquidation of positions, when it so decides, to occur without significant losses.
●	The commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.
●	The Bank to avoid fines or regulatory penalties for not complying with regulations.

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

The Bank diversifies credit risk by placing concentration limits on different groups. Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed:

1) Identification of Financial Risks

The Financial Risk Division has a highly technical team that is constantly monitoring the activities of the Bank and its subsidiaries to search for potential risks that have not been quantified and controlled. The Bank’s Corporate Treasury Division serves as a first line of defense and plays an essential role in risk detection. Itaú Corpbanca’s structure facilitates this role of identifying risks by preserving the division’s independence and ensuring active participation from management in creating/modifying products. After a risk is identified, it is quantified to see the potential impact on value creation within the institution.

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

The limit structure requires the division to carry out a process that includes the following steps:

●	Efficiently and comprehensively identify and outline the main types of financial risks incurred so that they are consistent with the running of the business and the defined strategy.
●	Quantify and communicate to business areas the risk levels and profile that senior management considers acceptable in order to avoid incurring undesired risks.
●	Give business areas flexibility to take on financial risks in an efficient and timely manner based on changes in market and business strategies, and always within the risk levels considered acceptable by the entity.
●	Enable business generators to take on a cautious yet sufficient level of risk in order to achieve budgeted results.
●	Outline the range of products and underlying assets with which each treasury unit can operate, based on characteristics like the model, valuation systems and liquidity of the instruments involved, among other factors.

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

The following regulatory and internal metrics are used to monitor and control market risk:

Regulatory Risk Measurements for the Trading and Banking Books

The Bank measures regulatory exposure using the standardized methodology provided by the Central Bank of Chile (Chapter III-B-2.2 “Standards on Measuring and Controlling Market Risks in Banking Companies” of the Compendium of Financial Standards) and complemented by the CMF (Chapter 12-21 —Standards on Measuring and Controlling Market Risks), which is a risk measurement based on the standard methodology of the Basel Committee and is designed to quantify exposure to market risks for the Banking and Trading books.

The regulatory measurement of market risk in the Trading Book allows the Bank to estimate its potential losses from fluctuations standardized by the regulator. The regulatory limit is the sum of this risk (also known as Market Risk Exposure or MRE) and 10% of the credit risk weighted assets. This sum cannot be greater than the Bank’s minimum capital requirement.

The Bank, on an individual level, must continuously observe those limits and report to the CMF on a weekly basis its positions at risk and compliance with those limits (Regulatory Report CMF C41—Weekly information on market risk using standardized methodology). It must also inform the CMF each month on the consolidated positions at risk of subsidiaries and foreign subsidiaries (Regulatory Report CMF C43—Consolidated information on market risk using standardized methodology).

The following table details regulatory limit consumption for market risk, specifically for the Trading Book as of December 31, 2017, 2018 and 2019.

Trading Book

	As of December 31,
Limit Consumption	2017	2018	2019
Market risk exposure (MRE)	71.3%	71.8%	80.1%

The regulatory risk measurement for the Banking Book (Regulatory Report CMF C40—Cashflows related to interest rate and indexation risk in the Banking Book) is used to estimate the Bank’s potential losses from standardized adverse movements in interest and exchange rates. For regulatory reporting purposes, the Trading Book includes the interest rate risk of derivatives managed in the Banking Book.

The standardized regulatory report for the Banking Book (Regulatory Report CMF C40) is used to estimate the Bank’s potential economic losses from standardized adverse movements in interest rates defined by the CMF. Currently, limits for short-term exposure (STE) to interest rate and indexation risk in the Banking Book must not exceed 35% of annual operating income (LTM moving period) and long-term limit consumption (LTE) must be less than 20% of the Bank’s minimum capital requirement.

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of December 31, 2017, 2018 and 2019:

Banking Book

	As of December 31,
Limit Consumption	2017	2018	2019
Short-term exposure to interest rate risk (STE)	45.0%	51.4%	48.9%
Long-term exposure to interest rate risk (LTE)	43.2%	50.3%	57.8%

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

Our board of directors set the limits on the Value at Risk (as of the end of the first half of 2016 it uses the volatility-adjusted Historical VaR method) that can be maintained, which is monitored on a daily basis. The measurement is also subjected to back testing to verify that the daily losses that effectively occurred do not exceed VaR more than once every 100 days. The result is monitored daily to confirm the validity of the assumptions, hypothesis and the adequacy of the parameters and risk factors used in the VaR calculation. The Bank in turn calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect pockets of risk. Since VaR does not consider stress scenarios, it is complemented by stress testing. Specifically, the Bank uses metrics that take into account prospective, historical and standardized scenarios.

(i) Limitations of VaR Model

Although the VaR model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered:

●	It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, in the Bank’s case it does not reflect what happens in the 1% of the tail. This is mitigated with the stress measures detailed below.
●	It does not consider intraday results, but only reflects the potential loss given current positions.
●	It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance).

(ii) Sensitivity Measurements

Sensitivity measurements are based on estimated scenarios for positions in the Trading and Banking Books.

Trading Book Positions by Risk Factor: The table below sets forth the Trading Book positions by risk factor as of December 31, 2017, 2018 and 2019:

	Position
Risk Factor / Products	2017	2018	2019
	millions of Ch$	millions of Ch$	millions of Ch$
CLP rates
Derivatives	(738,006)	120,171	45,080
Investments	263,964	(29)	(32)
CLF rates
Derivatives	694,368	(77,821)	(10,763)
Investments	171,330	—	—
COP rates
Derivatives	(223,400)	(25)	162
Investments	384,244	(6)	(14)
UVR rates
Derivatives	—	47	47
Investments	—	(4)	(4)
USD rates	256,495	57,649	19,783
OM rates	10	(1,053)	(1,089)
FX (exchange rate)	15,620	2,403	968
Inflation (CLF)	—	—	—
Optionality (Gamma, Vega)	120	156	89

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

Banking Book by risk factor:

FX and Inflation Positions in Banking Book:

The following table sets forth the foreign currency and inflation positions in the Banking Book as of December 31, 2017, 2018 and 2019:

	Year End	Year End	Year End
	2017	2018	2019
CLF Position	877,152	1,783,587	2,091,756
FX Position	(889,075)	129,417	4,554,508

Positions in currencies other than Chilean pesos and exposure to indexation are classified by book and by their effect on the Bank’s financial statements, reflecting the spot exposure to each risk factor. It is important to highlight the impact of structural exchange rate risk arising from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the results and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 31, 2019, greater ongoing exposure was concentrated in

Colombian pesos (approximately US$1,193 billion). The bank hedges part of these positions on a permanent basis using currency derivatives. The currency positions in the Banking Book have limits for each currency.

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

The following table shows the Banking Book positions for the most important currencies in which the Bank does business as of December 31, 2017, 2018 and 2019 (products valued at amortized cost and available-for-sale instruments and derivatives valued at fair value).

The exposures presented are the present values resulting from:

●	Modeling contractual cash flows based on behaviors that affect market risk exposure (for example, prepayment and renewal, among others).
●	Discounting cash flows from items accounted for on an accrual basis at a rate that represents the opportunity cost of the liability/asset.
●	Discounting cash flows from items accounted for at market value at the market rate..

	Year-End 2017
			3 Months to 1	1 to 3	More than
CLP Position	<1 Month	1 - 3 Months	Year	Years	3 Years
ASSETS	4,256,811	892,701	1,688,269	1,315,539	665,015
Cash	387,847	—	—	—	—
Repurchase agreements	5,956	—	—	—	—
Loans to customers, net	2,162,363	859,897	1,614,115	1,080,663	427,787
Financial assets available for sale	67,735	32,804	74,154	234,876	237,228
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	703,689	—	—	—	—
Other assets	929,221	—	—	—	—
LIABILITIES	(6,418,945)	(1,147,278)	(3,162,828)	(1,204,043)	(221,116)
Checking accounts and demand deposits	(577,488)	(83,941)	(484,133)	(901,810)	(114)
Savings accounts and time deposits	(2,229,619)	(989,646)	(2,633,395)	194,706	—
Debt issued	(831)	(7,952)	(45,081)	(107,528)	(221,002)
Other liabilities	(374,333)	(30,483)	—	—	—
Capital and reserves	(3,207,101)	(30,483)	—	—	—
Repos	(29,573)	(4,773)	(219)	—	—
DERIVATIVES	819,878	456,293	268,834	(324,113)	(152,389)
Financial derivative instruments	819,878	456,293	268,834	(324,113)	(152,389)

	Year-End 2017
			3 Months to 1	1 to 3	More than
CLF Position	<1 Month	1 - 3 Months	Year	Years	3 Years
ASSETS	480,999	510,095	2,008,605	2,172,278	3,891,622
Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	520,449	422,096	1,786,914	1,767,416	3,804,979
Financial assets available for sale	22,633	87,999	221,691	404,862	86,643
PP&E and intangible assets	—	—	—	—	—
Other assets	—	—	—	—	—
LIABILITIES	(352,331)	(255,086)	(423,122)	(968,507)	(3,748,085)
Other liabilities	(15,778)	—	—	—	—
Capital and reserves	(98,353)	(244,699)	(123,995)	(41,967)	(421,726)
Debt issued	(48,724)	(10,387)	(262,792)	(878,854)	(3,319,434)
Checking accounts and demand deposits	(189,476)	—	(36,335)	(47,686)	(6,925)
Savings accounts and time deposits	—	—	—	—	—

	Year-End 2017
			3 Months to 1	1 to 3	More than
CLF Position	<1 Month	1 - 3 Months	Year	Years	3 Years
DERIVATIVES	(1,209,472)	(508,032)	(817,140)	(226,061)	321,390
Financial derivative instruments	(1,209,472)	(508,032)	(817,140)	(226,061)	321,390

	Year-End 2017
			3 Months to	1 to 3	More than
COP and UVR Position	<1 Month	1 - 3 Months	1 Year	Years	3 Years
ASSETS	1,995,876	579,940	774,647	1,014,376	593,649
Cash	165,848	—	—	—	—
Repurchase agreements	21,263	—	—	—	—
Loans to customers, net	1,237,941	522,042	633,470	619,269	531,424
Financial assets available for sale	3,885	—	141,177	395,107	62,225
Financial assets held to maturity	25,145	57,898	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	541,794	—	—	—	—
LIABILITIES	(3,184,891)	(628,485)	(686,080)	(484,123)	(303,755)
Checking accounts and demand deposits	(1,490,776)	—	—	—	—
Savings accounts and time deposits	(350,584)	(578,115)	(635,840)	(376,758)	(140,162)
Debt issued	—	(50,370)	(50,240)	(107,365)	(163,593)
Other liabilities	(669,363)	—	—	—	—
Capital and reserves	(674,168)	—	—	—	—
DERIVATIVES	(233,772)	62,977	(330,530)	374,478	(95,155)
Financial derivative instruments	(233,772)	62,977	(330,530)	374,478	(95,155)

	Year-End 2017
			3 Months to 1		More than 3
FX Position	<1 Month	1 -3 Months	Year	1 to 3 Years	Years
ASSETS	702,899	263,710	547,828	33,258	11,851
Cash	392,669	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	132,850	263,597	547,358	20,963	10,761
Financial assets available for sale	173	79	439	12,283	1,078
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	177,207	34	31	12	12
LIABILITIES	(1,861,588)	(318,197)	(539,389)	(450,818)	—
Checking accounts and demand deposits	(388,722)	—	—	—	—
Savings accounts and time deposits	(837,274)	(202,181)	(526,101)	(2,215)	—
Debt issued	(452,157)	(116,016)	(13,288)	(448,603)	—
Other liabilities	(116,183)	—	—	—	—
Capital and reserves	(66,994)	—	—	—	—
DERIVATIVES	879,996	(47,020)	70,834	361,999	6,409
Financial derivative instruments	879,996	(47,020)	70,834	361,999	6,409

	Year-End 2018
			3 Months to 1		More than 3
CLP Position	<1 Month	1 - 3 Months	Year	1 to 3 Years	Years
ASSETS	3,519,008	1,000,478	1,753,132	1,800,011	1,181,156
Cash	222,836	—	—	—	—
Repurchase agreements	76,610	—	—	—	—
Loans to customers, net	1,873,406	939,865	1,727,959	1,345,348	952,614
Financial assets available for sale	122,284	60,613	25,173	454,663	228,542
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	709,488	—	—	—	—
Other assets	514,384	—	—	—	—
LIABILITIES	(8,733,561)	(1,463,211)	(2,101,204)	(560,099)	(330,000)
Checking accounts and demand deposits	(2,071,099)	—	—	—	—
Savings accounts and time deposits	(2,700,406)	(1,453,468)	(2,090,629)	(407,126)	—
Debt issued	(832)	(9,743)	(10,575)	(152,973)	(330,000)
Other liabilities	(349,465)	—	—	—	—
Capital and reserves	(3,328,337)	—	—	—	—
Repos	(283,422)	—	—	—	—
DERIVATIVES	(209,799)	1,521,695	394,300	209,804	65,913
Financial derivative instruments	(209,799)	1,521,695	394,300	209,804	65,913

	Year-End 2018
			3 Months to		More than 3
CLF Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	466,115	447,398	1,329,598	1,845,603	6,182,033
Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	452,555	441,731	1,309,397	1,293,838	6,059,288
Financial assets available for sale	5,773	5,667	20,201	551,765	122,745
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	7,787	—	—	—	—
LIABILITIES	(214,266)	(181,744)	(190,917)	(1,072,879)	(5,201,884)
Checking accounts and demand deposits	—	—	—	—	—
Savings accounts and time deposits	(34,503)	(173,824)	(55,268)	—	(625,916)
Debt issued	(46,657)	(7,920)	(135,649)	(1,072,879)	(4,575,968)
Other liabilities	(133,106)	—	—	—	—
Capital and reserves	—	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	(366,332)	(1,221,035)	(469,699)	(330,428)	762,022
Financial derivative instruments	(366,332)	(1,221,035)	(469,699)	(330,428)	762,022

	Year-End 2018
			3 Months to		More than 3
COP and UVR Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	1,907,247	661,084	1,229,626	1,015,315	849,150
Cash	176,062	—	—	—	—
Repurchase agreements	10,864	—	—	—	—
Loans to customers, net	1,083,664	582,098	714,268	724,255	713,988
Financial assets available for sale	—	15,338	515,216	290,669	133,015
Financial assets held to maturity	2	63,648	142	391	2,147
PP&E and intangible assets	—	—	—	—	—
Other assets	636,655	—	—	—	—
LIABILITIES	(3,742,035)	(397,056)	(681,848)	(399,100)	(317,788)
Checking accounts and demand deposits	(1,505,615)	—	—	—	—
Savings accounts and time deposits	(438,977)	(390,936)	(623,200)	(288,729)	(116,165)
Debt issued	(65,209)	(6,120)	(58,545)	(110,184)	(200,206)
Other liabilities	(991,270)	—	(103)	(187)	(1,417)
Capital and reserves	(740,964)	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	(102,723)	(119,945)	(125,485)	137,443	(35,028)
Financial derivative instruments	(102,723)	(119,945)	(125,485)	137,443	(35,028)

	Year-End 2018
			3 Months to		More than 3
FX Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	1,502,806	632,091	1,202,832	126,122	102,349
Cash	339,679	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	790,001	631,796	1,167,302	115,097	73,616
Financial assets available for sale	288	295	35,530	11,025	28,733
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	372,838	—	—	—	—
LIABILITIES	(1,329,014)	(643,544)	(1,750,440)	(173,922)	—

Checking accounts and demand deposits	(255,343)	—	—	—	—
Savings accounts and time deposits	(724,941)	(271,892)	(577,917)	—	—
Debt issued	—	(131,356)	(533,810)	—	—
Other liabilities	(300,129)	(240,296)	(638,713)	(173,922)	—
Capital and reserves	(41,766)	—	—	—	—
Repos	(6,835)	—	—	—	—
DERIVATIVES	(50,293)	263,381	452,557	(38,395)	(8,123)
Financial derivative instruments	(50,293)	263,381	452,557	(38,395)	(8,123)

	Year-End 2019
			3 Months to 1		More than 3
CLP Position	<1 Month	1 - 3 Months	Year	1 to 3 Years	Years
ASSETS	3,507,090	965,331	2,382,124	1,924,538	1,365,975
Cash	265,308	—	—	—	—
Repurchase agreements	75,775	—	—	—	—
Loans to customers, net	1,664,084	915,555	1,894,953	1,566,750	809,105
Financial assets available for sale	217,128	49,776	487,171	357,788	556,870
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	903,517	—	—	—	—
Other assets	381,278	—	—	—	—
LIABILITIES	(8,633,089)	(2,251,174)	(3,200,762)	(632,972)	(215)
Checking accounts and demand deposits	(2,271,434)	—	—	—	—
Savings accounts and time deposits	(2,697,902)	(1,833,340)	(3,119,242)	(397,972)	—
Debt issued	(1,052)	(21,492)	(81,520)	(235,000)	(215)
Other liabilities	(268,096)	—	—	—	—
Capital and reserves	(3,346,102)	—	—	—	—
Repos	(48,503)	(396,342)	—	—	—
DERIVATIVES	(988,919)	(1,140,587)	900,023	664,608	(407,679)
Financial derivative instruments	(988,919)	(1,140,587)	900,023	664,608	(407,679)

	Year-End 2019
			3 Months to		More than 3
CLF Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	536,884	595,857	1,670,189	2,172,579	6,662,306
Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	445,023	589,307	1,656,631	1,402,913	6,429,371
Financial assets available for sale	405	6,550	13,558	769,666	232,935
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	91,456	—	—	—	—
LIABILITIES	(432,799)	(47,785)	(655,079)	(752,948)	(5,426,561)
Checking accounts and demand deposits	—	—	—	—	—
Savings accounts and time deposits	(11,768)	(8,797)	(6,433)	—	(642,792)
Debt issued	(152,346)	(38,988)	(648,646)	(752,948)	(4,783,769)
Other liabilities	(268,685)	—	—	—	—
Capital and reserves	—	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	(936,785)	(814,209)	(485,247)	(904,781)	910,135
Financial derivative instruments	(936,785)	(814,209)	(485,247)	(904,781)	910,135

	Year-End 2019
			3 Months to		More than 3
COP and UVR Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	9,635,709	4,968,773	3,439,333	4,757,799	3,877,019
Cash	1,114,972	—	—	—	—
Repurchase agreements	118,798	—	—	—	—
Loans to customers, net	5,877,580	2,791,395	2,957,266	3,175,338	2,781,453
Financial assets available for sale	110,977	109,252	444,583	1,537,289	1,080,606
Financial assets held to maturity	219,852	51,991	586	1,649	9,479
PP&E and intangible assets	15,068	2,016,135	36,898	43,523	5,481
Other assets	2,178,462	—	—	—	—
LIABILITIES	(9,664,703)	(1,425,144)	(2,909,463)	(2,277,722)	(1,660,168)
Checking accounts and demand deposits	(8,091,259)	—	—	—	—
Savings accounts and time deposits	(1,573,669)	(1,389,229)	(2,595,308)	(1,512,255)	(421,580)
Debt issued	(310,411)	(35,915)	(314,155)	(765,467)	(1,238,588)
Other liabilities	(3,323,133)	—	—	—	—
Capital and reserves	3,633,769	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	1,041,162	(2,616,302)	(1,426,370)	(262,333)	22,897
Financial derivative instruments	1,041,162	(2,616,302)	(1,426,370)	(262,333)	22,897

	Year-End 2019
			3 Months to		More than 3
FX Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	2,104,020	919,634	1,907,220	88,732	125,788
Cash	297,733	—	—	—	—
Repurchase agreements	72,114	—	—	—	—
Loans to customers, net	999,873	897,137	1,907,186	86,681	125,682
Financial assets available for sale	112,316	22,497	34	2,051	106
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	621,984	—	—	—	—
LIABILITIES	(1,312,536)	(1,418,655)	(3,610,347)	(69,784)	—
Checking accounts and demand deposits	(329,762)	—	—	—	—
Savings accounts and time deposits	(1,158,605)	(701,454)	(2,494,262)	(32,270)	—
Debt issued	—	(570,793)	—	—	—
Other liabilities	499,617	(146,408)	(1,116,085)	(37,514)	—
Capital and reserves	(323,786)	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	787,791	524,265	806,558	77,221	15,380
Financial derivative instruments	787,791	524,265	806,558	77,221	15,380

The following table summarizes the aforementioned exposures:

	2017	2018	2019
	Exposure	Exposure	Exposure
	millions of Ch$	millions of Ch$	millions of Ch$
CLP	(2,267,374)	(1,952,375)	(1,501,478)
CLF	877,152	1,783,587	2,091,756
COP-UVR	(550,847)	(121,146)	(3,690,487)
FX	(338,228)	288,406	945,466

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

Scenarios are presented separately for Chile and Colombia.

Interest Rate Scenarios — Chile (basis points — 0.01%):

														Scenarios for impact on instruments measured
Scenarios for impact on financial trading instruments							Scenarios for impact on Available-for-Sale Assets (AFS)							at amortized cost
	Overnight	Gov’t	Overnight	Gov’t	Curve	Curves		Overnight	Gov’t	Overnight	Gov’t	Curve	Curves		Overnight	Overnight	Curve
Term	CLP	CLP	CLF	CLF	USD	MX	Term	CLP	CLP	CLF	CLF	USD	MX	Term	CLP	CLF	USD
1D	(35)	52	139	140	(101)	101	1D	35	52	(139)	140	101	101	1D	—	—	—
3M	(35)	52	139	140	(101)	101	3M	35	52	(139)	140	101	101	1M	35	139	101
6M	(35)	52	139	140	(101)	101	6M	35	52	(139)	140	101	101	3M	35	139	101
9M	(35)	57	111	116	(86)	86	9M	35	57	(111)	116	86	86	6M	35	139	101
1Y	(35)	62	81	89	(70)	70	1Y	35	62	(81)	89	70	70	9M	35	111	86
2Y	(46)	52	86	56	(64)	64	2Y	46	52	(86)	56	64	64	1Y	35	81	70
3Y	(47)	48	83	60	(65)	65	3Y	47	48	(83)	60	65	65
4Y	(48)	43	79	64	(66)	66	4Y	48	43	(79)	64	66	66
5Y	(48)	39	75	68	(67)	67	5Y	48	39	(75)	68	67	67
7Y	(45)	43	67	68	(65)	65	7Y	45	43	(67)	68	65	65
10Y	(39)	50	55	68	(63)	63	10Y	39	50	(55)	68	63	63
20Y	(39)	50	42	48	(63)	63	20Y	39	50	(42)	48	63	63

Exchange Rate Scenarios — Chile:

	Scenarios for impact	Scenarios for impact	Scenarios for impact on
	on financial trading	on Available-for-Sale	instruments measured at
Exchange Rate	instruments	Assets (AFS)	amortized cost
USD-CLP	(11,7)%	(11,7)%	(11,7)%
USD-COP	14,0%	14,0%	14,0%

Interest Rate Scenarios — Colombia (basis points — 0.01%):

								Scenarios for impact on
				Scenarios for impact on Available-for-Sale				measured at amortized
Scenarios for impact on financial trading instruments				Assets (AFS)				instruments cost
						Swap	Curve		Swap	Curve
Term	Gov’t COP	Swap IBR	Curve USD	Term	Gov’t COP	IBR	USD	Term	IBR	USD
1D	6	16	(13)	1D	6	16	(13)	1D	16	13
3M	9	17	(6)	3M	9	17	(6)	1M	14	14
6M	12	18	(10)	6M	12	18	(10)	3M	17	17
9M	15	18	(10)	9M	15	18	(10)	6M	18	19
1Y	18	17	(9)	1Y	18	17	(9)	9M	18	27
2Y	29	15	(14)	2Y	29	15	(14)	1Y	17	35
3Y	41	4	(21)	3Y	41	4	(21)
4Y	48	8	(19)	4Y	48	8	(19)
5Y	48	11	(17)	5Y	48	11	(17)
7Y	50	3	(20)	7Y	50	3	(20)
10Y	50	(10)	(25)	10Y	50	(10)	(25)
20Y	27	(50)	(41)	20Y	27	(50)	(41)

Exchange Rate Scenarios — Colombia:

	Scenario for impact on
	financial trading	Scenario for impact	Scenario for impact on
Exchange Rate	instruments	on AFS	Amortized Cost Book
USD-COP	(2.20)%	(2.20)%	(2.20)%

he consolidated effects in profit or loss of the scenarios are presented below:

●	The following table presents the impact on profit and loss (P&L) for the years ended December 31, 2017, 2018 and 2019 derived from the aforementioned scenarios applied to our financial trading instruments as of year-end:

Potential Impact on P&L	2017	2018	2019
	millions of Ch$	millions of Ch$	millions of Ch$
CLP Rate Risk	(849)	(5,019)	(4,881)
Derivatives	(847)	(5,018)	(4,879)
Investments	(2)	(1)	(2)
CLF Rate Risk	(7,839)	(5,942)	(5,130)
Derivatives	(7,839)	(5,942)	—
Investments	—	—	—
COP Rate Risk	(14,895)	(29,182)	(1,200)
Derivatives	(9,909)	(29,094)	(1,086)
Investments	(4,986)	(88)	(114)
UVR Rate Risk	—	(375)	(109)
Derivatives	—	(364)	(102)
Investments	—	(11)	(6)
USD Rate Risk	(2,001)	(2,810)	(2,711)
Other Currencies Rate Risk	(50)	(42)	(177)
Total Rate Risk	(25,634)	(43,370)	(14,208)
Foreign Exchange Risk	(755)	150	(763)
Options Risk(1)	66	156	89
Total Impact	(26,323)	(43,064)	(14,882)

(1)	Option Risk includes the (Vega) and Gamma volatility risks.
●	The following table presents the consolidated impact on the net interest income derived from the aforementioned scenarios on the financial instruments measured at amortized cost for the periods ended December 31, 2017, 2018 and 2019:

Potential impact on instruments measured at amortized cost	2017	2018	2019
	millions of Ch$	millions of Ch$	millions of Ch$
Impact of Interbank Rate Risk	(9,432)	(12,359)	(13,981)

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the financial instruments measured at amortized cost portfolio) for the next 12 months.

●	Changes in market factors derived from the aforementioned scenarios also generate an impact on equity accounts as a result of the potential change in available-for-sale instruments portfolio and the cash flow and net foreign investment hedges portfolios, which are presented in the following table:

As of December 31, 2017:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	millions of Ch$
CLP	(386,979)	(37.01)	(22,745)
CLF	(245,812)	(47.62)	(29,261)
COP	(225,321)	(17.50)	(10,766)
UVR	—	—	—
USD	(48,791)	(2.77)	(1,700)
Other	—	—	—
Total Rate Impact	(906,903)	(105)	(64,472)

Exchange Rate	Impact of Change in Prices
	MUS$	millions of Ch$
USD	(8)	(4,875)
COP	(9)	(5,621)
Total Impact on Exchange Rate	(17)	(10,496)
Total Impact	(122)	(74,969)

As of December 31, 2018:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	millions of Ch$
CLP	(254,636)	(11.73)	(8,180)
CLF	(177,471)	(26.29)	(18,328)
COP	(189,242)	(5.74)	(3,988)
UVR	(29,763)	(0.55)	(380)
USD	(33,769)	(2.44)	(1,701)
Other	—	—	—
Total Rate Impact	(684,881)	(46.75)	(32,577)

Exchange Rate	Impact of Change in Prices
	MUS$	millions of Ch$
USD	(3.77)	(2,624)
COP	(3.72)	(2,594)
Total Impact on Exchange Rate	(7.49)	(5,218)
Total Impact	(54.24)	(37,795)

As of December 31, 2019:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	millions of Ch$
CLP	(377,765)	(31.16)	(23,334)
CLF	(221,758)	(49.07)	(36,744)
COP	(49,254)	(1.37)	(1,023)
UVR	(142,663)	(5.25)	(3,931)
USD	(2,353)	(0.14)	(105)
Other	888	(0.08)	(56)
Total Rate Impact	(792,905)	(87.07)	(65,193)

Exchange Rate	Impact of Change in Prices
	MUS$	millions of Ch$
USD	(134.51)	(100,719)
COP	(146.36)	(109,591)
Total Impact on Exchange Rate	(280.87)	(210,310)
Total Impact	(367.94)	(275,503)

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

b) Liquidity Risk Metrics and Limits

Liquidity risk measurements are focused mainly on quantifying whether the institution has sufficient resources to meet its obligations under both normal and stressed conditions. The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each quarter, for which a variety of scenarios encompassing both normal market conditions and stress scenario conditions. The liquidity policy and procedures are subject to review and approval by the Bank’s board of directors. Periodic reports are generated by the Financial Risk Division, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review.

The following regulatory and internal metrics are used to monitor and control liquidity risk.

(i) Regulatory Measurement of Liquidity Risk

Adjusted liquidity gap: CMF Chapter 12-20 (“Management and Measurement of Liquidity Position”) establishes that, with prior authorization from the regulator, cash outflows to retail counterparties may be assigned a different maturity than their contractual maturity based on their statistical behavior. Adjusted mismatches (local consolidated) are restricted to a maximum of:

●	330-day mismatches in consolidated and foreign currency: 100% of core capital.
●	90-day mismatches in consolidated currency: 200% of core capital.

The Bank, on a local consolidated level, must continuously observe those limits and periodically report to the CMF its positions at risk and compliance with those limits.

The following table sets forth the use of the liquidity regulatory limit as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017	2018	2019
	%	%	%
Regulatory Liquidity Indicator
At 30 days	18	33	48
At 30 days in foreign currency	25	12	17
At 90 days	11	20	23

(ii) Regulatory Measurement of Contractual Liquidity Gap

In accordance with CMF Chapter 12-20, all cash flows in and outside the statement of financial position are analyzed provided that they contribute cash flows at their contractual maturity point.

Balances of the Bank’s consolidated undiscounted contractual cash flows from financial assets and liabilities as of December 31, 2017, 2018 and 2019, are detailed as follows:

	December 31, 2017
			3 Months to		More than
	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	3 Years	Total
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Assets	4,224,228	1,661,208	4,537,927	4,605,863	11,719,090	26,748,316
Cash	964,030	—	—	—	—	964,030
Financial instruments recorded at market value	1,031,730	1,214	15,746	15,448	19,973	1,084,111
Loans to other domestic banks without lines of credit	23,723	—	—	93,955	—	117,678
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,746,846	1,401,225	3,153,075	2,656,850	6,132,404	15,090,400
Commercial lines of credit and overdrafts	(325,031)	10,376	94,146	49	—	(220,460)
Consumer loans without lines of credit	141,002	148,208	560,896	1,053,399	728,777	2,632,282
Consumer lines of credit and overdrafts	36,763	21,558	411,528	4,092	—	473,941
Residential mortgage loans	34,318	65,946	291,594	769,201	4,766,325	5,927,384
Financial instruments recorded based on issuer’s flow	18,891	250	66,361	—	—	85,502
Other transactions or commitments without lines of credit	703,120	—	—	2,599	—	705,719
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(151,164)	12,431	(55,419)	10,270	71,611	(112,271)
Liabilities	(8,239,221)	(2,164,508)	(5,649,539)	(2,859,785)	(6,349,855)	(25,262,908)
Checking accounts and other demand deposits	(4,141,667)	—	—	—	—	(4,141,667)
Term savings accounts - unconditional withdrawal	(2,708)	—	—	—	—	(2,708)
Term savings accounts - deferred withdrawal	(25,702)	—	—	—	—	(25,702)
Obligations with Chilean Central Bank without lines of credit	(397,707)	—	—	—	—	(397,707)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(1,910,317)	(1,938,606)	(4,462,994)	(905,369)	(915,012)	(10,132,298)
Foreign loans without lines of credit	(460,289)	(147,694)	(871,120)	(362,455)	(335,773)	(2,177,331)
Lines of credit from foreign banks	—	—	—	—	—	—
Letter of credit obligations	(3,120)	(582)	(9,448)	(21,623)	(41,055)	(75,828)
Bonds payable	(599,615)	(78,780)	(294,624)	(1,511,971)	(5,039,530)	(7,524,520)
Other obligations or payment commitments without lines of credit	(698,096)	1,154	(11,353)	(58,367)	(18,485)	(785,147)
Other lines of credit secured	—	—	—	—	—	—
Net band	(4,014,993)	(503,300)	(1,111,612)	1,746,078	5,369,235	1,485,408

	December 31, 2018
			3 Months to		More than
	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	3 Years	Total
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Assets	8,514,257	2,011,569	4,198,963	4,769,910	11,995,096	31,489,795
Cash	824,917	—	—	—	—	824,917
Financial instruments at fair value through profit or loss	2,482,559	53,064	48,895	21,194	21,448	2,627,160
Interbank loans at amortized cost without lines of credit	101,070	—	—	—	—	101,070
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Loans and accounts receivable from customers at amortized cost:						—
Commercial loans without lines of credit	1,938,742	1,692,639	3,091,234	2,794,506	6,114,028	15,631,149
Commercial lines of credit and overdrafts	353,608	—	—	—	—	353,608
Consumer loans without lines of credit	238,599	144,822	530,210	1,042,725	764,555	2,720,911
Consumer lines of credit and overdrafts	1,631,979	—	—	—	—	1,631,979
Residential mortgage loans	34,982	71,301	307,770	805,994	4,981,583	6,201,630
Financial instruments at fair value through other comprehensive income	138,948	42,419	180,970	432	4,245	367,014
Other transactions or commitments without lines of credit	920,134	—	—	147	—	920,281
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(151,281)	7,324	39,884	104,912	109,237	110,076
Liabilities	(10,384,693)	(2,757,796)	(5,299,034)	(2,474,632)	(6,369,021)	(27,285,176)
Checking accounts and other demand deposits	(4,182,632)	—	—	—	—	(4,182,632)
Term savings accounts—unconditional withdrawal	(2,415)	—	—	—	—	(2,415)
Term savings accounts—deferred withdrawal	(5,028)	—	—	—	—	(5,028)
Obligations with Chilean Central Bank without lines of credit	(290,257)	—	—	—	—	(290,257)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	(5,863)	—	—	—	—	(5,863)
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(4,238,085)	(2,315,021)	(3,163,485)	(798,613)	(802,788)	(11,317,992)
Foreign loans without lines of credit	(662,358)	(404,470)	(1,389,725)	(352,214)	(211,913)	(3,020,680)
Lines of credit from foreign banks	(3,026)	—	—	—	—	(3,026)
Letter of credit obligations	(2,482)	(443)	(8,211)	(17,492)	(30,792)	(59,420)
Bonds payable	(166,271)	(37,862)	(737,613)	(1,306,313)	(5,323,528)	(7,571,587)
Other obligations or payment commitments without	(826,276)	—	—	—	—	(826,276)
lines of credit						—
Other lines of credit secured	—	—	—	—	—	—
Net band	(1,870,436)	(746,227)	(1,100,071)	2,295,278	5,626,075	4,204,619

	December 31, 2019
			3 Months to		More than
	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	3 Years	Total
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Assets	7,290,597	2,513,201	4,598,604	6,174,755	12,519,277	33,096,434
Cash	840,950	—	—	—	—	840,950
Financial instruments recorded at market value	2,988,831	16,339	22,998	34,114	44,549	3,106,831
Loans to other domestic banks without lines of credit	73,871	—	—	—	—	73,871
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,351,426	1,837,226	3,480,106	3,862,542	6,279,222	16,810,522
Commercial lines of credit and overdrafts	133,856	—	—	(4)	—	133,852
Consumer loans without lines of credit	460,594	134,413	560,936	1,074,368	769,891	3,000,202
Consumer lines of credit and overdrafts	278,985	—	—	—	—	278,985
Residential mortgage loans	36,184	72,739	329,714	863,034	5,300,068	6,601,739
Financial instruments recorded based on issuer’s flow	228,588	432,020	123,159	19	12	783,798
Other transactions or commitments without lines of credit	973,966	6,489	125,128	248,169	—	1,353,752
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(76,654)	13,975	(43,437)	92,513	125,535	111,932
Liabilities	(10,209,490)	(3,277,951)	(6,811,428)	(2,201,789)	(6,614,381)	(29,115,039)
Checking accounts and other demand deposits	(4,718,777)	—	—	—	—	(4,718,777)
Term savings accounts - unconditional withdrawal	—	—	—	—	—	—
Term savings accounts - deferred withdrawal	(20,016)	—	—	—	—	(20,016)
Obligations with Chilean Central Bank without lines of credit	(164,524)	(396,408)	—	—	—	(560,932)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(3,969,193)	(2,489,593)	(4,035,847)	(832,938)	(793,531)	(12,121,102)
Foreign loans without lines of credit	(232,236)	(360,526)	(1,918,154)	(82,368)	(140,861)	(2,734,145)
Lines of credit from foreign banks	(47,728)	—	—	—	—	(47,728)
Letter of credit obligations	(1,467)	(327)	(4,994)	(11,501)	(19,631)	(37,920)
Bonds payable	(53,876)	(31,097)	(852,433)	(1,214,851)	(5,660,358)	(7,812,615)
Other obligations or payment commitments without lines of credit	(1,001,673)	—	—	(60,131)	—	(1,061,804)
Other lines of credit secured	—	—	—	—	—	—
Net band	(2,918,893)	(764,750)	(2,212,824)	3,972,966	5,904,896	3,981,395

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

The LCR aims to measure the sufficiency of high-quality assets to face a 30-day funding stress scenario. At a minimum, the Bank must survive until the 30th day of the stress scenario with funding from liquid assets in its portfolio because, as described in the standard, managers and/or supervisors would have been able to establish timely corrective measures. On the other hand, the NSFR focuses on maintaining sufficient stable funding to meet (long-term) stable funding needs. We calculate LCR and NSFR using the methodologies defined by the CMF and the Brazilian Central Bank (BACEN). Both regulators set a limit for LCR, while only the BACEN establishes a limit for NSFR. Accordingly, our internal minimum limit for LCR set by our board of directors is 85% (during the first quarter of 2020, the board of directors increased this limit to 90%). As of December 31, 2019 the Bank’s NSFR1 was 87.5% in Chile and 89.0% in Colombia.

The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the “Basel III Committee on Banking Supervision” (“BIS III”) that were adopted by the CMF and the BACEN.

Starting in January 2020, Chilean banks began reporting their local LCR figures with a minimum level of 70%. This minimum will gradually rise to 100% by 2023. On the other hand, BACEN establishes a limit of 100% for LCR. Accordingly, our internal minimum limit for LCR set by our board of directors is 100%. As of December 31, 2019 the Bank’s LCR1 was 120.4% in Chile and 133.0% in Colombia.

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

	Dec 2017	Dec 2018	Dec 2019
Year-End	71.9%	69.2%	73.7%
Minimum	70.2%	68.5%	65.4%
Maximum	78.4%	72.7%	74.1%
Average	72.3%	70.6%	69.8%

Note: Loans are reported net of loan loss allowances.

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

(vi) Analysis of Pledged and Unpledged Assets

The following presents an analysis of the Bank’s pledged and uncommitted assets that will be available to generate additional funding as fixed-income instruments. For this, pledged assets are:

●	Assets that have been committed or received in guarantee.
●	Assets that an entity considers that it are restricted from using.

1 Ratios for Chile include our New York branch and ratios for Colombia include its banking subsidiary in Panama.

The following table sets forth our available assets and investments adjusted for the delivery or receipt of guarantees as of December 31, 2017, 2018 and 2019:

		Guarantees	Guarantees
	Amount	Furnished	Received	Cash
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
	(i)	(ii)	(iii)	(i-ii+iii)
Year
2017	1,712,806	356,881	172,881	1,528,806
2018	2,347,920	955,979	85,709	1,477,650
2019	2,721,893	505,208	101,571	2,318,256

(vii) Counterparty Risk

Exposure to derivative counterparty risk is measured by recognizing the different contracts maintained with the Bank’s customers, including contracts without mitigating clauses, contracts with netting, contracts with Credit Support Annex (CSA) and with clearing houses, which receive a differentiated treatment.

The following table details the netting of these transactions:

	12/31/2017			12/31/2018			12/31/2019

	Gross	Gross		Gross	Gross		Gross	Gross
	amount	amount	Net	amount	amount	Net	amount	amount	Net
	assets	liabilities	amounts	assets	liabilities	amounts	assets	liabilities	amounts
	(a)	(b)	(c) = (a) + (b)	(a)	(b)	(c) = (a) + (b)	(a)	(b)	(c) = (a) + (b)
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Derivatives with netting agreement	127,293	(96,942)	30,351	148,410	(154,578)	(6,168)	2,730,110	(2,752,567)	(22,457)
Derivatives without netting agreement	1,121,482	(998,212)	123,270	1,220,547	(958,228)	262,319	424,847	(185,467)	239,380
Total Derivatives	1,248,775	(1,095,154)	153,621	1,368,957	(1,112,806)	256,151	3,154,957	(2,938,034)	216,923
Net guarantees delivered in compensation houses (*)	—	78,097	78,097	—	23,145	23,145	215,015	(49,850)	165,165
Net guarantees delivered in bilateral agreements (*)	(79,589)	88,520	8,931	(85,789)	90,098	4,309	208,998	(17,544)	191,454
Net guarantees	(79,589)	166,617	87,028	(85,789)	113,243	27,454	424,013	(67,394)	356,619
Derivatives net of guarantees	1,169,186	(928,537)	240,649	1,283,168	(999,563)	283,605	3,578,970	(3,005,428)	573,542

(*)    Clearing Houses: centralized counterparties that play the counterparty role for all participants.

(**)  Bilateral agreements: contractual agreements between both parties for delivery of guarantees under certain conditions.

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

The Audit Committee supervises the way in which the Bank monitors and manages risk and compliance with the Bank’s risk management policies and procedures and checks that the risk management framework is appropriate for the risks faced by the Bank. This committee is assisted by the Internal Audit Division in its supervisory role. Internal Audit performs reviews of risk management controls and procedures, whose results are reported to the Audit Committee.

In accordance with the Bank’s governance outlook, the Financial Risk Division is responsible for identifying, quantifying, analyzing, controlling and monitoring financial risk at the Bank. The Credit Risk Division is responsible for managing credit risk for the Corporate Banking, Treasury, Companies and Retail divisions. The Financial Risk Division is part of the Corporate Finance Division. The other units within the Financial Risk Division include Accounting, Managerial Control, Planning and Development, Capital Management and Investor Relations. The main objective of this corporate division is to provide accurate, timely and high-quality information to support decision making by internal and external stakeholders.

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

The Financial Risk Division is independent from the business areas and is responsible for controlling and measuring the Bank’s financial risks (market and liquidity risk) as well as supplying, along with the Corporate Treasury Division, the ALCO with the metrics and limits for those risks, which are established in the respective policies.

The Bank’s financial risk management efforts are framed within the financial risk policy, which is comprised of the liquidity management policy, the market risk management policy and the valuation policy.

a) Financial Risk Management Principles

●	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.
●	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.
●	Senior management establishes the guidelines for risk appetite and is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

b) Financial Risk Management Meetings and Committee

In order to guarantee the flexibility of management efforts and communication of risk levels to senior management, the following network of meetings and committee has been established:

●	Daily Meeting: Daily meeting to review financial conditions and the latest market movements. I this meeting we review the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. In this meeting, we also monitor the performance of strategies used for each of the portfolio.
●	Proprietary Trading and Market Making Meeting: Weekly meeting to analyze strategies for managing investment portfolio or directional positions. In this meeting we review local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.
●	ALM Meeting: Biweekly meeting to analyze management of structural interest rate and indexation risk in the banking book.
●	Liquidity and Market Meeting: Biweekly meeting to analyze management of funding liquidity risk.
●	Treasury Meeting: Monthly meeting to analyze matters related to treasury activity and establish agreements and strategies on related matters, always in line with current ALCO policies and guidelines.
●	Assets-Liabilities Committee (ALCO): This committee meets monthly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.
●	Board of Directors: Our board of directors is informed quarterly of the market and funding liquidity risk levels taken by monitoring established risk indices, limit consumption and results of stress tests.

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

Please refer to Exhibit 2.(a).1 of this Annual Report for the remaining information relating to our ADSs as required under Item 12.D of Form 20-F.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies in any payments for the year ended December 31, 2019.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders for the year ended December 31, 2019.

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2019, we carried out an evaluation, under the supervision and with the participation of our management, including our CEO, and our CFO, of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2019, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officers and principal financial officers, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with IFRS, and includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of the Bank’s management and directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, our management used the criteria set forth in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers Consultores Auditores SpA, an independent registered public accounting firm.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the evaluation required by Rule 13a-15(d) under the Exchange Act, our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2019 have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The report of PricewaterhouseCoopers Consultores Auditores SpA, our independent registered public accounting firm, dated 24, 2020, on the effectiveness of our internal control over financial reporting as of December 31, 2019 is presented on pages F-1 and F-2 of this Annual Report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2018 and 2019 following the accounting form:

	Year Ended December 31
	2018	2019
	(in millions of Ch$)
Principal accountant fees and services
Audit fees	1,565	1,373
Audit-related fees	97	147
Tax fees	—	—
All other fees	—	—
Total	1,662	1,520

Audit fees in the above table are the aggregate fees billed by PwC for 2018 and 2019, in connection with the audit of our consolidated financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings or engagements.

Audit-related fees in the above table are the aggregate fees billed by PwC for 2018 and 2019, for assurance services required by regulators on internal control and certain accounting requirements, agreed upon procedures on quarterly disclosures to investors, and procedures in connection with implementation of accounting standards.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases of our shares registered under Section 12 of the Exchange Act by us or any affiliated purchaser during fiscal year 2019:

(d) Maximum
number of shares
		(b) Average	(c) Total number of	that may yet be
	(a) Total number	price paid	shares purchased	purchased under
	of shares	per share	as part of publicly	the plan or
Period (*)	purchased	(in Ch$)	announced plans or programs	programs
January 2019	—	—	—	—
February 2019	—	—	—	—
March 2019	—	—	—	—
April 2019	—	—	—	—
May 2019	—	—	—	—
June 2019	—	—	—	—
July 2019	—	—	—	—
August 2019	—	—	—	—
September 2019	—	—	—	—
October 2019	—	—	—	—
November 2019	—	—	—	—
December 2019	—	—	—	—
Total	—	—	—	—

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

Securities Market Act, the Chilean Corporations Act and the Regulations of the CMF. The following chart notes these differences:

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

We follow corporate governance guidelines established by Chilean laws and by the Regulations of the CMF which include, among others (i) active participation of directors in our main committees, (ii) the requirement that all employees sign and be knowledgeable of our code of ethics, (iii) a separation of functions — our commercial unit is separated from the back office and risk segments and main credit decisions are taken in committee, (iv) monthly review by the audit committee of internal audit reports and (v) the appointment of an officer who oversees compliance with the code of ethics.

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

Under Chilean law, all Chilean banks must establish an audit committee composed of two or more members, two of whom must be directors appointed by the board of directors. The CMF recommends that at least one of the members of the audit committee, who must also be a member of the board of directors, be experienced with respect to the accounting procedures and financial aspects of banking operations. The members of the audit committee appointed by the board of directors must be independent according to the criteria set by the board of directors. In furtherance of the independence of the audit committee, the board of directors has determined that audit committee members should not, for the last three years, have held positions as our principal executive officers, have performed professional services for us, have commercial commitments with us or with any of our affiliates or related persons or have relations with other entities related to us from which they have received material payments. Moreover, they may not accept any payment or other compensatory fee from us, other than in their capacity as members of the audit committee or of other committees. All the members of the audit committee receive a monthly remuneration.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See the following items starting at page F-3:

(a)	Report of independent registered public accounting firm;
(b)	Consolidated Statements of Financial Position as of December 31, 2019 and 2018;
(c)	Consolidated Statements of Income for the years ended December 31, 2019, 2018 and 2017;
(d)	Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2019, 2018 and 2017;
(e)	Consolidated Statements of Changes in Equity for the years ended December 31, 2019, 2018 and 2017;
(f)	Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017; and
(g)	Notes to the Consolidated Financial Statements.

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

Exhibit 2.(a).2

Form of Itaú Corpbanca Share Certificate (English language translation) (filed as an exhibit to our registration statement on Form 20-F (File No. 001-32305) filed on September 24, 2004, and incorporated herein by reference).

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

Exhibit 4.(a).1

Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and Itaú Corpbanca (English language translation) (filed as an exhibit to our registration statement on Form 20-F (File No. 001-32305) filed on September 24, 2004, and incorporated herein by reference).

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

ITAÚ CORPBANCA

/s/ Gabriel Moura
	Name:	Gabriel Moura
	Title:	Chief Executive Officer

/s/ Roxana Zamorano
	Name:	Roxana Zamorano
	Title:	Acting Chief Financial Officer

Date: April 24, 2020

Itaú Corpbanca and subsidiaries

Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the

years ended December 31, 2019, 2018, and 2017

Content

$	=	Amounts expressed in Chilean pesos.
MCh$	=	Amounts expressed in millions of Chilean pesos.
US$	=	Amounts expressed in US dollars.
ThUS$	=	Amounts expressed in thousands of US dollars.
MUS$	=	Amounts expressed in millions of US dollars.
COP$	=	Amounts expressed in Colombian pesos.
MCOP$	=	Amounts expressed in millions of Colombian pesos.
UF	=	Amounts expressed in Unidades de Fomento
(a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Itaú Corpbanca

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Itaú Corpbanca and its subsidiaries (“the Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-2

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Expected Credit Loss Allowance for Commercial, Mortgage and Consumer Loans - Collective Basis

As described in Notes 1 u), 10 and 36 to the consolidated financial statements, management measured the collective basis expected credit loss allowance for commercial, mortgage and consumer loans using expected credit loss models. As of December 31, 2019, the collective basis expected credit loss allowance was Ch$ 686,982 million on total commercial, mortgage and consumer loans of Ch$ 22,524,308 million. As disclosed by management, the estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect the credit risk and the development of assumptions such as the probabilities of default, exposure at default and loss given default, forward looking information, multi-factor analysis such as type of portfolio or transaction, and macroeconomic factors. Management subjectively assesses the adequacy of the quantitative and qualitative information used to assess the credit risk and to measure the expected credit loss allowance for commercial, mortgage and consumer loans - collective basis.

The principal considerations for our determination that performing procedures relating to the collective basis expected credit loss allowance for commercial, mortgage and consumer loans is a critical audit matter are (i) there was significant judgment by management in determining the collective basis expected credit loss allowance, which in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating audit evidence obtained relating to the assumptions used such as the probabilities of default, exposure at default and loss given default, forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors, including

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-3

qualitative information; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the collective basis expected credit loss allowance estimation process, which included controls over the assumptions used in the estimation of the collective basis expected credit loss allowance, including qualitative information. These procedures also included, among others, testing the completeness, accuracy, and relevance of underlying data used to determine the collective basis expected credit loss allowance, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for estimating the collective basis expected credit loss allowance for commercial, mortgage and consumer loans, including evaluating the appropriateness of the methodologies and models, testing data used in the estimate and evaluating the reasonableness of significant assumptions such as the probabilities of default, exposure at default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors, including the qualitative information.

Goodwill Impairment Assessment

As described in Notes 1 p), 13 and 32 to the consolidated financial statements, the Company’s consolidated goodwill balance at December 31, 2019 was Ch$1,151,019 million. Management conducts an annual impairment test and whenever there is an indication that the carrying value may be impaired. An impairment loss is recognized for the amount by which the carrying amount of the cash generating units exceeds its recoverable amount. The recoverable amount of the cash generating units has been determined using the methodology of a dividend discount model. This methodology considers the cash flows that would generate the dividends distributed to its shareholders in a perpetual forecast projection, discounted at their rate of cost of capital at the valuation date. Management’s cash flow projections included significant judgments and assumptions related to perpetuity rates, projected inflation rates, discount rates, loans growth and solvency limit index.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) there was significant judgment by management when developing the recoverable amount of the cash generating units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including perpetuity rates, projected inflation rates, discount rates, loans growth and solvency limit index, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the valuation of the Company’s cash generating units. These procedures also included, among others, testing management’s process for developing the estimate; evaluating the appropriateness of the dividend discounted model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including perpetuity rates, projected inflation rates, discount rates, loans growth and solvency limit index. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s dividend discounted model and certain significant assumptions, including the discount rate.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-4

Valuation of Level 3 - Financial Derivative Contracts

As described in Notes 1 n), and 35 of the consolidated financial statements, the Company utilized internal pricing methods to value its level 3 financial derivative contracts, which includes financial derivative contract assets for Ch$ 27,432 million and liabilities for Ch$ 1,119 million as of December 31, 2019. These internal pricing methods use prices and assumptions that management believes are commonly used by the financial services industry. The significant assumptions used by management to value financial derivative contracts included adjustment curves, spreads, volatilities and other variables. These valuation techniques require management to make estimates and judgments for complex instruments involving pricing models.

The principal considerations for our determination that performing procedures relating to the valuation of the Company’s Level 3 financial derivative contracts is a critical audit matter are there was significant judgment by management to determine the fair value of these derivative financial contracts due to the use of valuation techniques, which included significant assumptions related to the curves, spreads and volatilities. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of level 3 derivative financial contracts, including controls over the Company’s methods, significant assumptions, and data. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of prices for a sample of derivative financial contracts and comparison of management’s estimate to the independently developed ranges. Developing the independent estimate involved testing the completeness and accuracy of data provided by management and evaluating management’s assumptions related to the adjustment curves, spreads, volatilities and other variables.

/s/ PricewaterhouseCoopers Consultores Auditores SpA

Santiago, Chile

April 24, 2020

We have served as the Company’s auditor since 2006.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-5

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

		As of December 31,
	Notes	2019	2018
		MCh$	MCh$
ASSETS
Cash and deposits in banks	5a)	1,009,681	987,680
Cash items in process of collection	5b)	231,305	318,658
Financial instruments at fair value through profit or loss	6	183,702	96,943
Financial instruments at fair value through other comprehensive income	11	3,598,890	2,657,154
Interbank loans at amortized cost	9	56,396	341,244
Loans and accounts receivable from customers at amortized cost	10	22,254,697	20,714,370
Financial instruments at amortized cost	11	115,658	198,923
Investments under resale agreements	7	75,975	109,467
Financial derivative contracts	8	3,154,957	1,368,957
Investments in associates	12	9,605	—
Intangible assets	13	1,574,433	1,570,964
Property, plant, and equipment	14	95,080	95,564
Right of use assets under lease agreements	15	167,441	—
Current taxes	16	85,516	123,129
Deferred taxes	16	208,657	178,686
Other assets	17a)	770,861	501,797
Other non-current assets held for sale	17b)	17,202	59,802
TOTAL ASSETS		33,610,056	29,323,338
LIABILITIES
Deposits and other demand liabilities	18a)	4,873,448	4,300,475
Cash in process of being cleared	5b)	164,573	247,165
Obligations under repurchase agreements	7b)	559,457	1,015,614
Time deposits and other time liabilities	18b)	11,620,187	10,121,111
Financial derivative contracts	8	2,938,034	1,112,806
Interbank borrowings	19	2,646,756	2,327,723
Debt instruments issued	20	6,408,356	6,010,124
Other financial liabilities	20	12,966	12,400
Lease contracts liabilities	15	172,924	—
Current taxes	16	13	1,191
Deferred taxes	16	263	471
Provisions	21	177,827	214,903
Other liabilities	22a)	708,914	521,795
Liabilities directly associated with non-current assets held for sale	22b)	—	—
TOTAL LIABILITIES		30,283,718	25,885,778
EQUITY
Attributable to equity holders of the Bank:
Capital	24	1,862,826	1,862,826
Reserves	24	1,195,849	1,290,131
Valuation accounts	24	47,292	16,159
Retained earnings:		125,926	50,362
Retained earnings (accumulated losses) from prior years	24	50,362	(69,355)
Net income for the year	24	113,684	171,331
Less: Provision for mandatory dividends	21, 24	(38,120)	(51,614)
Total equity attributable to equity holders of the Bank		3,231,893	3,219,478
Non-controlling interest	24	94,445	218,082
TOTAL EQUITY		3,326,338	3,437,560
TOTAL LIABILITIES AND EQUITY		33,610,056	29,323,338

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-6

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Income

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2019	2018	2017
		MCh$	MCh$	MCh$
Interest income	25a)	1,773,640	1,739,317	1,646,329
Interest expense	25b)	(873,222)	(851,654)	(863,347)
Net interest income		900,418	887,663	782,982
Fee and commission income	26a)	244,196	237,956	216,420
Fee and commission expense	26b)	(69,792)	(51,827)	(38,849)
Net fee and commission income		174,404	186,129	177,571
Net income from financial operations	27	143,634	172,755	8,268
Net foreign exchange gain (loss)	28	27,626	(17,965)	46,165
Other operating income	33a)	44,972	26,656	41,532
Net operating profit before provision for loan losses		1,291,054	1,255,238	1,056,518
Provision for loan losses	29	(382,678)	(279,798)	(315,417)
NET OPERATING PROFIT		908,376	975,440	741,101
Personnel salaries and expenses	30	(298,209)	(294,747)	(281,323)
Administrative expenses	31	(248,881)	(291,736)	(305,622)
Depreciation and amortization	32a)	(127,166)	(86,817)	(81,845)
Impairment	32a)	(728)	(28)	(27)
Other operating expenses	33b)	(61,549)	(68,199)	(62,330)
Total operating expenses		(736,533)	(741,527)	(731,147)
OPERATING INCOME
Income from investments in associates	12	532	—	—
Operating income before income taxes		172,375	233,913	9,954
Income taxes	16	(47,853)	(67,059)	52,871
Consolidated income from continuing operations		124,522	166,854	62,825
Loss from discontinued operations		—	—	—
TOTAL CONSOLIDATED INCOME FOR THE YEAR		124,522	166,854	62,825
Attributable to:
Equity holders of the Bank	24c)	113,684	171,331	67,821
Non-controlling interest	24c)	10,838	(4,477)	(4,996)
Earnings per share attributable to equity holders of the Bank
(in Chilean pesos)
Basic earnings per share	24a)	0.222	0.334	0.132
Diluted earnings per share	24a)	0.222	0.334	0.132

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-7

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2019	2018	2017
		MCh$	MCh$	MCh$
CONSOLIDATED INCOME FOR THE YEAR	24d)	124,522	166,854	62,825
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE
RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS:
Debt instruments at fair value through other comprehensive income	24d)	21,703	(1,441)	—
Available for sale investments		—	—	9,966
Exchange differences on investment in Colombia and New York branch	24d)	73,855	48,610	(78,302)
Gain (loss) from hedge of net investments in foreign operations	24d)	(46,786)	(36,533)	49,197
Gain (loss) from cash flow hedge	24d)	(6,792)	11,289	(127)
Other comprehensive income (loss) before income taxes		41,980	21,925	(19,266)
Income taxes related to debt instruments at FV through OCI		(5,926)	(2,172)	—
Income taxes related to available for sale investments	24d)	—	—	(3,333)
Income taxes related to hedge of net investment in foreign operations	24d)	14,373	10,565	(14,211)
Income taxes related to cash flow hedge	24d)	(162)	(1,669)	44
Income taxes on other comprehensive income (loss)		8,285	6,724	(17,500)
Other comprehensive income (loss) which may be reclassified		50,265	28,649	(36,766)
subsequently to profit or loss, net of income taxes
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS:
Defined benefits obligations	24d)	(4,432)	(754)	(208)
Income taxes related to defined benefits obligations	24d)	1,542	(44)	(6)
Changes in the fair value of equity investments at fair value through other comprehensive income	24d)	814	482	—
Other comprehensive loss which may not be reclassified subsequently to profit or loss, net of income taxes		(2,076)	(316)	(214)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		48,189	28,333	(36,980)
CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		172,711	195,187	25,845
Attributable to:
Equity holders of the Bank	24d)	144,817	191,228	47,534
Non-controlling interest	24d)	27,894	3,959	(21,689)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-8

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(In millions of Chilean pesos - MCh$)

						Retained earnings			Total
			Reserves			Retained		Provision	attributable
			Reserves	Other non-		earnings		for	to equity	Non-
	Number of		from	earnings	Valuation	from prior	Income for	mandatory	holders of	controlling
	shares	Capital	earnings	reserves	accounts	years	the year	dividends	the Bank	interest	Total equity
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of January 1, 2017	512,407	1,862,826	451,011	843,097	15,552	13,286	—	(1,029)	3,184,743	238,969	3,423,712
Dividends paid	—	—	—	—	—	(618)	—	1,029	411	—	411
Other movements	—	—	—	(3,977)	—	—	—	—	(3,977)	—	(3,977)
Provision for mandatory dividends	—	—	—	—	—	—	—	(17,234)	(17,234)	—	(17,234)
Comprehensive income (loss) for the year	—	—	—	—	(20,287)	—	67,821	—	47,534	(21,689)	25,845
Equity as of December 31, 2017	512,407	1,862,826	451,011	839,120	(4,735)	12,668	67,821	(17,234)	3,211,477	217,280	3,428,757
Reclassification of income from previous year	—	—	—	—	—	67,821	(67,821)	—	—	—	—
Equity as of January 1, 2018	512,407	1,862,826	451,011	839,120	(4,735)	80,489	—	(17,234)	3,211,477	217,280	3,428,757
Changes due to initial application of IFRS 9	—	—	—	—	997	(126,865)	—	—	(125,868)	(3,157)	(129,025)
Equity as of January 1, 2018 - Restated	512,407	1,862,826	451,011	839,120	(3,738)	(46,376)	—	(17,234)	3,085,609	214,123	3,299,732
Distribution of prior year's net income	—	—	—	—	—	(22,979)	—	17,234	(5,745)	—	(5,745)
Provision for mandatory dividends	—	—	—	—	—	—	—	(51,614)	(51,614)	—	(51,614)
Comprehensive income for the year	—	—	—	—	19,897	—	171,331	—	191,228	3,959	195,187
Equity as of December 31, 2018	512,407	1,862,826	451,011	839,120	16,159	(69,355)	171,331	(51,614)	3,219,478	218,082	3,437,560
Reclassification of income from previous year	—	—	—	—	—	171,331	(171,331)	—	—	—	—
Equity as of January 1, 2019	512,407	1,862,826	451,011	839,120	16,159	101,976	—	(51,614)	3,219,478	218,082	3,437,560
Distribution of prior year's net income	—	—	—	—	—	(51,614)	—	51,614	—	—	—
Provision for mandatory dividends	—	—	—	—	—	—	—	(38,120)	(38,120)	—	(38,120)
Transfer of gain on disposal of equity investments at fair value through other comprehensive income to retained earnings		—	—	—	(175)	175	—	—	—	—	—
Comprehensive income for the year	—	—	—	—	31,133	—	113,684	—	144,817	27,894	172,711
Increase participation in Colombia	—	—	—	(94,282)	—	—	—	—	(94,282)	(151,531)	(245,813)
Equity as of December 31, 2019	512,407	1,862,826	451,011	744,838	47,117	50,537	113,684	(38,120)	3,231,893	94,445	3,326,338

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-9

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2019	2018	2017
		MCh$	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Operating income before income taxes		172,375	233,913	9,954
Debits (credits) to income that do not represent cash flows
Depreciation and amortization	32	127,166	86,817	81,845
Provisions for loans and accounts receivable from customers and interbank loans	29	441,343	328,266	346,980
Provisions and write-offs for assets received in lieu of payment	33	18,284	16,132	14,472
Provisions for contingencies	33	507	1,998	586
Impairment	32	728	28	27
Net gain on sale of loans and accounts receivable from customers	27	(14,588)	(1,602)	(15,121)
Income received from FVTPL / Trading and derivative activities		(92,959)	(74,071)	63,625
Income received from sale of FVTOCI / Available for sale		(33,867)	(13,765)	(13,641)
Net interest income	25	(900,418)	(887,663)	(782,982)
Fee and commission income	26	(244,196)	(237,956)	(216,420)
Fee and commission expense	26	69,792	51,827	38,849
Net foreign exchange gain (loss)	20	(27,626)	17,965	(46,165)
Net gain on sale of property, plant and equipment		(1,593)	(5,212)	(13,020)
Other charges (credits) that do not represent cash flows		50,422	20,684	8,887
Subtotal		(434,630)	(462,639)	(522,124)
Loans and accounts receivable from customers and interbank loans		(1,254,664)	(1,610,676)	393,967
Investments under resale agreements	5c) i	33,492	(80,943)	(10,784)
Obligations under repurchase agreements	5c) i	(456,157)	594,694	47,041
Financial instruments at FVTPL / Trading investments	5c) ii	(55,236)	326,131	207,263
Financial instruments at FVTOCI / Available for sale investments	5c) ii	(941,256)	166,753	(933,263)
Financial instruments at amortized cost / Held to maturity investments	5c) ii	83,228	3,120	24,392
Other assets and liabilities		(41,251)	(99,717)	319,624
Penalty fee recover		—	—	21,765
Time deposits and other time liabilities		1,499,076	430,141	(1,521,753)
Deposits and other demand liabilities		572,973	159,296	(312,332)
Foreign borrowings obtained	5c) iii	3,163,543	2,741,786	3,911,800
Repayment of foreign borrowings	5c) iii	(2,928,952)	(2,636,867)	(3,839,035)
Interest paid		(590,814)	(873,121)	(875,702)
Interest received		1,663,507	1,951,250	1,661,537
Net fee and commission income		171,682	186,258	177,660
Taxes paid		(152,681)	(105,683)	(136,184)
Repayment of other borrowings	5c) iv	(566)	(4,666)	(8,497)
Proceeds from sale of assets received in lieu of payment		23,203	10,638	3,762
Net cash flows provided by (used in) operating activities		354,497	695,755	(1,390,863)
CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchase of property, plant and equipment and intangible assets	13-14	(65,716)	(82,952)	(87,155)
Sales of property, plant and equipment		18,263	41,078	—
Payments for investments in subsidiaries		(268,174)	—	—
Net cash flows provided by (used in) investing activities		(315,627)	(41,874)	(87,155)
CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued		649,321	484,754	1,076,452
Redemption of debt issued		(633,671)	(911,047)	(726,232)
Dividends paid	24	(51,347)	(22,979)	(618)
Payments of lease liabilities		(34,226)	—	—
Net cash flows provided by financing activities		(69,923)	(449,272)	349,602
Effect of changes in exchange rates		115,940	83,354	86,761
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		84,887	287,963	(1,041,655)
Cash and cash equivalents at the beginning of the year		1,363,052	1,075,089	2,116,744
Cash and cash equivalents at end of the year	5	1,447,939	1,363,052	1,075,089
Net increase (decrease) in cash and cash equivalents		84,887	287,963	(1,041,655)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-10

	As of			Changes other than cash					As of
	January 1,	Cash flows		Changes other		Interest and	Currency	Fair value	December 31,
Item	2019	Received	Paid	than cash	Acquisition	readjustment	exchange effects	changes	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	53,463	—	(14,523)	—	—	1,993	—	—	40,933
Bonds (senior and subordinated)	5,956,661	649,321	(619,148)	—	—	340,480	40,109	—	6,367,423
Lease contracts liabilities	176,795	—	(34,226)	—	12,998	15,561	1,796	—	172,924
Totals	6,186,919	649,321	(667,897)	—	12,998	358,034	41,905	—	6,581,280

Dividends paid	—	—	(51,347)	—	—	—	—	—	—
Capital increase	—	—	—	—	—	—	—	—	—
Subtotal cash flows from financing activities	—	649,321	(719,244)	—	—	—	—	—	—
Total cash flows from financing activities (net)	—	(34,226)	—	—	—	—	—	—	—

	As of			Changes other than cash					As of
	January 1,	Cash flows		Changes other		Interest and	Currency	Fair value	December 31,
Item	2018	Received	Paid	than cash	Acquisition	readjustment	exchange effects	changes	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	67,938	—	(17,438)	—	—	2,963	—	—	53,463
Bonds (senior and subordinated)	5,882,100	484,754	(893,609)	—	—	319,289	164,127	—	5,956,661
Totals	5,950,038	484,754	(911,047)	—	—	322,252	164,127	—	6,010,124

Dividends paid	—	—	(22,979)	—	—	—	—	—	—
Capital increase	—	—	—	—	—	—	—	—	—
Subtotal cash flows from financing activities	—	484,754	(934,026)	—	—	—	—	—	—
Total cash flows from financing activities (net)	—	(449,272)	—	—	—	—	—	—	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-11

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-12

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies

General Information – Background of Itaú Corpbanca and subsidiaries

Itaú Corpbanca (the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Commission for the Financial Market (onwards “CMF”) which, as of June 1, 2019, assumed the functions of the Superintendency of Banks and Financial Institutions (“SBIF”), according to the Decree with Force of Law (DFL) No.3 of January 12, 2019, which sets a new consolidated, systematized and agreed text for the General Bank Law. The entity is the merger result between Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca”1.

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

Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. The Bank has total consolidated assets for MCh$33,600,585 (MMUS$48,874) and total equity attributable to holders of the Bank for MCh$3,232,103 (MMUS$4,316).

The legal address of Itaú Corpbanca is Rosario Norte No. 660, Las Condes, Santiago, Chile, and its website is www.itau.cl

These Consolidated Financial Statements as of December 31, 2019, were approved by the Board of Directors on April 24, 2020.

Significant Accounting Policies and Others

a)Accounting period

The Consolidated Financial Statements are referred as of December 31, 2019 and 2018 and comprise the years ended December 31, 2019, 2018 and 2017.

b)Basis of preparation of the Consolidated Financial Statements

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

These Consolidated Financial Statements incorporate a significant accounting change due to the adoption of IFRS 16 “Leases”. See new accounting policies in letter t) of this section and disclosures related to impacts and criteria applied are set forth in Note 2 - Accounting Changes.

Notes to these Consolidated Financial Statements contain information additional to that disclosed in the Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Other Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flows.

1.    The business combination was a “reverse acquisition” as established in IFRS 3 “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-13

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

c)Consolidation criteria

These Consolidated Financial Statements comprise the preparation of the Financial Statements of the Bank and the controlled entities which participate in the consolidation as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, and include the necessary adjustments and reclassifications to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Intercompany balances and any unrealized income or loss arising from intercompany transactions are eliminated upon consolidation during the preparation of the Consolidated Financial Statements.

(i)Controlled entities

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

The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include:

●	The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders.
●	Potential voting rights held by the Bank, other voting holders or other parties.
●	Rights that arise from other contractual agreements.
●	Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings.

The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above.

The financial statements of the controlled companies are consolidated with those of the bank through the global integration method (line by line). In accordance with this method, all balances and transactions between consolidated companies are eliminated upon consolidation. Therefore, the Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity. The Bank prepares Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-14

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The following table details the entities controlled by Itaú Corpbanca:

				Ownership percentage
			Functional	As of December 31, 2019			As of December 31, 2018
	Market	Country	currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
Itaú Corredores de Bolsa Limitada (1) (10) (12)	National	Chile		$99.990	0.010	100.000	99.990	0.010	100.000
Itaú Administradora General de Fondos S.A. (1) (9)		Chile		$99.994	0.006	100.000	99.994	0.006	100.000
Itaú Corredores de Seguros S.A. (1) (5) (8)		Chile		$99.990	0.010	100.000	99.900	0.100	100.000
Itaú Asesorías Financieras S.A. (1) (7) (14)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000
CorpLegal S.A. (1) (13) (15)		Chile		$—	—	—	99.990	0.010	100.000
Recaudaciones y Cobranzas Limitada (1) (11)		Chile		$99.990	0.010	100.000	99.999	0.001	100.000
Itaú Corpbanca New York Branch (1) (6)	Foreign	USA	US$	100.000	—	100.000	100.000	—	100.000
Itaú Corpbanca Colombia S.A. (2) (16)		Colombia	COP$	87.100	—	87.100	66.279	—	66.279
Itaú Corredor de Seguro Colombia S.A. (2)		Colombia	COP$	79.980	—	79.980	79.980	—	79.980
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria (2) (16)		Colombia	COP$	5.499	82.310	87.809	5.499	62.634	68.133
Itaú Comisionista de Bolsa Colombia S.A (2) (16)		Colombia	COP$	2.219	85.166	87.385	2.219	64.807	67.026
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (2) (16)		Colombia	COP$	—	87.083	87.083	—	66.266	66.266
Itaú (Panamá) S.A. (3) (16)		Panama	US$	—	87.100	87.100	—	66.279	66.279
Itaú Casa de Valores S.A (4) (16)		Panama	US$	—	87.100	87.100	—	66.279	66.279

(1)	Companies regulated by the Commission for the Financial Market, hereinafter CMF (formerly Superintendency of Securities and Insurance – SVS).
(2)	Companies regulated by the Colombian Financial Superintendency (SFC), which has a supervision agreement with the CMF.
(3)	Company regulated by the Superintendency of Banks of Panama.
(4)	Company regulated by the Superintendency of the Securities Market of Panama.
(5)	On April 1, 2018, the merger of Corpbanca Corredores de Seguro S.A. and Itaú Chile Corredora de Seguros Limitada took place.
(6)	Company regulated by the Office of the Comptroller of the Currency (OCC) and the Federal Reserve (FED).
(7)	On July 4, 2018, Itaú Asesorías Financieras acquired 2 shares of the company to minority shareholders, therefore Itaú Corpbanca and subsidiaries controls, directly and indirectly, 100% of the company’s shares.
(8)	On September 10, 2018, Itaú Corpbanca acquired 127,901 shares of the company to minority shareholders, therefore Itaú Corpbanca controls, directly and indirectly, 100% of the company’s shares.
(9)	On December 10, 2018, Itaú Corpbanca acquired 1 share from a minority investor, thereby controlling (directly and indirectly) 100% of the entity.
(10)	On August 1, 2018, the corporate name of Itaú Corpbanca Corredores de Bolsa S.A. was changed to Itaú Corredores de Bolsa Limitada.
(11)	On May 2, 2019, Itaú Corpbanca Recaudaciones y Cobranzas S.A (Instacob) acquired from Itaú Corredores de Bolsa its participation in Itaú Asesorías Financieras.
(12)	On May 2, 2019, Itaú Corredores de Bolsa acquired from Itaú Asesoría Financieras its participation on Instacob (Itaú Corpbanca Recaudaciones y Cobranzas S.A).
(13)	On May 2, 2019 Itaú Corredores de Bolsa sold to Itaú Corpbanca the participation in Corplegal, with which Itaú Corpbanca becomes a 100% shareholder of the entity.
(14)	On May 2, 2019 Itaú Asesoría Financieras modifies its legal statute turning from a public company (S.A.) to a private limited company.
(15)	On May 20, 2019, the dissolution of Corplegal S.A. took place.
(16)	On December 3, 2019 Itaú Corpbanca completed the acquisition of Itaú Corpbanca Colombia shares owned by Helm LLC and Kresge Stock Holding Company Inc.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-15

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(ii)Associates

Associated entities are those over which the Bank has significant influence; although not control or joint control. If the Bank holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence, unless it can be clearly demonstrated that this is not the case, and subsequently increased or decreased to recognize either the Bank’s proportional share in the net profit or loss of the associate and other movements recognized in its equity. The lower value arising from the acquisition of an associate is included in the book value of the investment net of any accumulated impairment loss.

Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote.

The following entities are classified as “Associates”, were the Bank has an interest and are accounted for using the equity method, according to IAS 28:

			As of December 31,
Associate	Main Operation	Operation Place	2019
			% Share
Nexus S.A	Credit and debit card operator	Santiago, Chile	12.90%
Transbank S.A	Credit card operator	Santiago, Chile	8.72%

Itaú Corpbanca exercises significant influence by virtue of its voting right to appoint a representative in the Board of Directors for each one of these entities. This, among other business considerations, led Management to conclude that, in 2019, Itaú Corpbanca gained significant influence over the aforementioned entities.

(iii)Investments in other companies

Shares or rights in other companies are those in which the Bank has no control or significant influence. Such holdings are recorded at fair value through profit and loss or at fair value through other comprehensive income, when the Bank has irrevocably elected at initial recognition to recognize in this category, without recycling to profit or loss, according to IFRS 9 “Financial instruments”.

(iv)Funds management, trust business and other related businesses

The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services. Managed funds belong to third parties and, therefore, are not included in the Consolidated Statement of Financial Position.

The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients. Assets held in a fiduciary activity are not reported in the Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note 23 - Contingencies, Commitments, and Responsibilities, letter c), related to Responsibilities recorded in off-balance-sheet accounts.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-16

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

In accordance with IFRS 10 “Consolidated Financial Statements,” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects:

●	Scope of its decision-making authority over the investee.
●	Rights held by other parties
●	The remuneration to which it is entitled to in accordance with the remuneration agreements.
●	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trusts or other entities related to this type of business.

The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent. The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of December 31, 2019 and 2018 they act as Agent and none of these investment vehicles is consolidated.

d)Non-controlling interest

Non-controlling interest represents the portion of net income or loss and net assets which the Bank does not own, either directly or indirectly. It is disclosed as “Attributable to non-controlling interest” separately in the Consolidated Statement of Income.

Additionally, non-controlling interests are presented in the Consolidated Statement of Financial Position under the heading "Non-controlling interest", separately from the equity attributable to owners of the Bank. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with owners in their capacity as owners).

The Bank attributes the profit or loss for the period and each component of other comprehensive income to the owners of the Bank and to non-controlling interests. The Bank also attributes total comprehensive income to the owners of the Bank and non-controlling interests even if the results of the non-controlling interests result in a debit balance.

e)Business combination and goodwill

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

When Itaú Corpbanca and its subsidiaries (the Group) acquires a business, evaluates the identifiable assets acquired and liabilities assumed to determine proper classification and designation based on contractual conditions, economic circumstances, and other relevant conditions as of the acquisition date. This includes the assessment of whether an embedded derivative should be separated from a host contract in accordance with IFRS 9.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-17

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill acquired in a business combination is assigned, from the date of acquisition, to each of the Group’s cash generating units (CGU) (or group of CGUs) that are expected to benefit from the combination, independently of whether other assets or liabilities of the acquiree are assigned to those units.

When goodwill is allocated to a CGU (or group of CGUs) and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation sold when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU (or group of CGUs).

f)Functional and presentation currency

The Bank has defined as its functional and presentation currency the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency that influences its costs and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean peso are treated as "foreign currency".

The Bank translates accounting records of its New York branch and subsidiaries in Colombia and Panama into Chilean pesos from US dollars and Colombian pesos, as applicable, in accordance with IAS 21 "Effects of the Variations in the Exchange Rates of the Foreign Currency". All amounts in the Consolidated Statements of Income, Consolidated Statements of Other Comprehensive Income and the Consolidated Statements of Financial Position are translated into Chilean pesos according to the exchange rate indicated in letter g) below. None of the markets in which Itaú Corpbanca and its subsidiaries operate qualify as a hyperinflationary economy.

g)Foreign currency

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-18

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank grants loans and receives deposits in amounts denominated in foreign currency, mainly in US dollars and Colombian pesos.

Balances in the financial statements of the consolidated entities whose functional currency is different from the Chilean peso are converted into the presentation currency, according to the following criteria:

●	Assets and liabilities, by using exchange rates as of the date of the Consolidated Financial Statements.
●	Income and expenses and cash flows, by using the exchange rates as of the date of each transaction.

Exchange differences arising from translating balances into functional currencies of the consolidated entities other than Chilean pesos into Chilean pesos, are recorded as "Exchange differences" in Equity under the line item "Valuation accounts", until they meet the derecognition criteria for the Consolidated Statement of Financial Position, and is subsequently recorded in profit or loss.

The net amount of foreign exchange gains and losses includes the recognition of the effects of changes in the exchange rates over assets and liabilities denominated in foreign currencies and gains and losses arising from exchange rates changes affecting current and future transactions (highly probable transactions) entered into by the Bank.

Assets and liabilities in foreign currencies are shown at their equivalent amount in Chilean pesos, calculated using the exchange rate of $748.77 per US$1 (US dollar) as of December 31, 2019 ($694.73 as of December 31, 2018 and $614.48 as of December 31, 2017) and the exchange rate of $0.2284 per COP$1 (Colombian peso) as of December 31, 2019 ($0.2139 as of December 31, 2018 and $0.2058 as of December 31, 2017). The financial statements of the New York branch, as well as the Colombian and Panamanian subsidiaries, have been translated using these exchange rates for consolidation purposes, in accordance with IAS 21, related to the valuation of investments abroad in countries with stable economies.

h)Use of estimates and judgments

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-19

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank has established allowances to cover expected credit losses over its loan portfolio and other financial assets. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income. Loans are charged-off when the Bank’s management determines that a loan or a portion thereof is impaired. Charge-offs are recorded as a reduction of the allowance for loan losses.

In particular, information on significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Consolidated Financial Statements are the following:

●	Allowances for loan losses
●	Fair value of financial assets and liabilities
●	Contingencies and commitments
●	Impairment losses of certain assets, including Goodwill
●	Current taxes and deferred taxes

During the year ended December 31, 2019, there have been no significant changes compared with the prior year, other than those indicated in Note 2 to these Consolidated Financial Statements.

i)Operating segments

The Bank provides financial information for each operating segment in conformity with IFRS 8 “Operating Segments” in order to disclose information that enables financial statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to:

●	Better understand the Bank’s performance.
●	Better evaluate its future cash flow projections.
●	Form better opinions regarding the Bank as a whole.

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

The Executive Committee manages these segments using an in-house system of internal profitability reports and reviews its segments on the basis of the operating results and uses efficiency, profitability and other indicators to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in New York and Colombia. More information on each segment is presented in Note 4 - Reporting Segments.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-20

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

j)Operations with repurchase and resale agreements

Transactions with resale agreements are entered into as a form of investment. Under these agreements, financial instruments are sold, which are included as assets under "Investments under resale agreement” and are accounted for at amortized cost using the effective interest rate of the agreement.

There are also sales transactions with a repurchase agreement as a form of financing. In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan, form part of the investment items of "Financial instruments at fair value through profit or loss" or "Financial instruments at fair value through profit or loss". The obligation to repurchase the investment is classified in liabilities as "Repurchase agreements and securities loans", recognizing interest and inflation-indexation adjustments accrued as of the closing date.

k)Classification and measurement of financial instrument under IFRS 9

I. Classification of financial instrument

(i) Classification of financial assets

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

In addition, the Banks’s business model is not assessed on an instrument-by-instrument basis, but at a higher level of aggregated portfolio and is based on observable factors such as: performance of the financial assets, the risk that affect the performance, and the expected frequency, value and timing of sales, among others.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-21

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

In accordance with IFRS 9 the business models are:

●	Held to collect business model (HTC) - financial assets that are held within a business model whose objective is to hold assets in order to collect contractual cash flows are managed to realize cash flows by collecting contractual payments over the life of the instrument, under this business model sales made when there is an increase in the credit risk, or to manage credit concentration risk are not inconsistent with a business model whose objective is to hold financial assets to collect contractual cash flows.
●	Held to collect and sell (HTC&S) - financial assets under this business model achieve the objective by both collecting contractual cash flows and selling financial assets, then involve a greater frequency and value of sales than HTC business model.
●	Other business model - financial assets held in this business has the objective of realizing cash flows through the sale of the assets. The Bank makes decisions based on the assets’ fair values and manages the assets to realize those fair values.

(ii) Reclassifications

Reclassification of financial assets is required if, and only if, the objective of the Bank’s business model for managing those financial assets changes. Financial liabilities cannot be reclassified. There are no reclassificacions in these Consolidated Financial Statements.

II. Measurement of financial instruments

(i) Initial measurement

On initial recognition, financial assets and financial liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments not at fair value through profit or loss, transaction costs of financial assets and financial liabilities carried at fair value are expensed in profit or loss.

(ii) Subsequent measurement - Financial assets

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-22

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

(d) Equity instruments

For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognized in profit or loss.

Gains or losses on derecognition of these equity instruments are not transferred to profit or loss.

(iii) Subsequent measurement - Financial liabilities

After initial recognition, the Bank shall measure a financial liability at amortized cost, except for derivatives that are measured at fair value through profit or loss.

III. Derecognition of financial assets and liabilities

Financial assets are derecognized when, and only when:

●	the contractual rights to the cash flows from the financial asset expire, or
●	the Bank transfers substantially all the risks and rewards of ownership of the financial asset, and therefore the Bank derecognizes the financial asset and recognize separately any rights and obligations created or retained in the transfer.

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

Financial liabilities are derecognized when, and only when, they are extinguished, cancelled or expired.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-23

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

IV. Contingent loans

The Bank issues contingent loans (including letters of credit, foreign letters of credit and performance guarantee) and loan commitments.

Contingent loans and undrawn loan commitments are commitments under which, over the duration of the commitment, the Bank is required to provide a loan with pre-specified term to the customer.

The nominal contractual loan value, when the loan agreed to be provided is on market terms, is not recorded in the statements of financial position. The related expected credit losses allowances are disclosed in Note 21.

V. Offsetting

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

l)Classification and measurement of financial instrument under IAS 39 (for years ended up to December 31, 2017)

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

II. Classification of financial assets for measurements purporses

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-24

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

A financial asset was classified as held for trading if:

●	it has been acquired principally for the purpose of selling it in the near term; or
●	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
●	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

●	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
●	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
●	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-25

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

Dividends on AFS equity instruments were recognized in profit or loss when the Bank’s right to receive the dividends wasestablished.

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

III. Classification of financial assets for presentation purposes

For presentation purposes, the financial assets were classified by their nature into the following line items in the Consolidated Financial Statements:

●	Cash and deposits in banks: this line included cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item.
●	Cash items in process of collection: this item represented domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences.
●	Trading investments: this item included financial instruments held for trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.
●	Investments under resale agreements: included balances of financial instruments purchased under resale agreement.
●	Interbank loans: this item included the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-26

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

●	Loans and accounts receivables from customers: these loans were non-derivative financial assets for which fixed or determined amounts are charged, that were not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank was the lessor in a lease, and it substantially transferred the risks and rewards incidental to the leased asset, the transaction was presented in loans and accounts receivable from customers while the leased asset is derecognized in the Bank´s statements of financial position.
●	Investment instruments: were classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification included only those instruments for which the Bank had the ability and intent to hold to maturity. The remaining investments were treated as available for sale.

IV. Classification of financial liabilities for measurement purporses

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

V. Classification of financial liabilities for presentation purposes

The financial liabilities were classified by their nature into the following line items in the consolidated statements of financial position:

●	Deposits and other on- demand liabilities: this included all on-demand obligations except for term savings accounts, which were not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period were deemed to be on-demand obligations. Operations which became callable the day after the closing date were not treated as on-demand obligations.
●	Cash items in process of being cleared: this represented domestic transactions in the process of transfer through a central domestic clearing house or international transactions which may be delayed in settlement due to timing differences, etc.
●	Obligations under repurchase agreements: this included the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank did not record in its own portfolio instruments acquired under repurchase agreements.
●	Time deposits and other time liabilities: this showed the balances of deposit transactions in which a term at the end of which they became callable has been stipulated.
●	Interbank borrowings: this included obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.
●	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.
●	Other financial liabilities: this item included credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-27

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

VI. Offseting of financial instruments

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

VII. Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets was determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

(i) If the Bank transferred substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor did not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset was derecognized from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer were simultaneously recorded.

(ii) If the Bank retained substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertaked to return the same or similar assets, and other similar cases, the transferred financial asset was not derecognized from the Consolidated Statements of Financial Position and continued to be measured by the same criteria as those used before the transfer. However, the following items were recorded:

●	An associated financial liability for an amount equal to the consideration received; this liability was subsequently measured at amortized cost.
●	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

(iii) If the Bank neither transferred nor substantially retained all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that was not deeply in or out of the money, securitization of assets in which the transferor retained a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction was made:

●	If the transferor did not retain control of the transferred financial asset: the asset was derecognized from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer were recognized.
●	If the transferor retained control of the transferred financial asset: it continued to be recognized in the Consolidated Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability was the amortized cost of the rights and obligations retained, if the transferred asset was measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset was measured at fair value.

Accordingly, financial assets were only derecognized from the Consolidated Statements of Financial Position when the rights over the cash flows they generated have terminated or when all the inherent risks and rewards of ownership had

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-28

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

been substantially transferred to third parties. Similarly, financial liabilities were only derecognized from the Consolidated Statements of Financial Position when the obligations specified in the contract were discharged or cancelled or the contract matured.

m)Derivatives and hedging activities

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

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

i.	The derivative hedges one of the following three types of exposure:
a.	Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);
b.	Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).
ii.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:
a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).
iii.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-29

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statement of Income.
b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments within “Interest income and expense”, and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statement of Income under “Net income (expense) from financial operations”.
c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.
d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statements of Income under “Net income (expense) from financial operations”.

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

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statements of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income.

n)Fair value measurement

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

(i) Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for loans and accounts receivable from customers.

According to IFRS 13 “Fair Value Measurement”, “Fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-30

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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

The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Statement of Income.

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

(ii) Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-31

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

The main techniques used as of December 31, 2019 and 2018 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

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

o)Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

(i) Interest income, interest expense, and similar items

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-32

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(ii) Dividends received

Dividends received from investments in other companies are recognized on income when the right to receive them arises and are recorded in the item “Income from investments in companies”.

(iii) Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income as set forth on IFRS 15 “Revenue from contracts with customers”, based on the terms of the contract held with customers, excluding amounts collected on behalf of third parties.The Bank recognizes revenue as the performance obligations is fulfilled by transferring a service to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset or a services is rendered. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

The main revenues arising from commissions, fees and similar items correspond to:

●	Fees and commissions for lines of credits and overdrafts: includes accrued fees related to granting lines of credit and overdrafts in checking accounts.
●	Fees and commissions for guarantees and letters of credit: includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.
●	Fees and commissions for card services: includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards
●	Fees and commissions for management of accounts: includes accrued commissions for the maintenance of checking, savings and other accounts
●	Fees and commissions for collections and payments: includes income arising from collections and payments services provided by the Bank.
●	Fees and commissions for intermediation and management of securities: includes income from brokerage, placements, administration and securities’ custody services.
●	Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.
●	Other fees and commissions: includes income arising from currency changes, financial advisory, cashier check issuance, placement of financial products and online banking services.

The main expenses arising from commissions, fees and similar items correspond to:

●	Compensation for card operation: includes commission expenses for credit and debit card operations related to income commissions’ card services.
●	Fees and commissions for securities transactions: includes commissions’ expense for deposits, securities custody service and securities’ brokerage.
●	Other fees and commissions: includes mainly expenses generated from online services.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-33

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank has incorporated disaggregated revenue and expense disclosures and reportable segment relationship in Note 26.

Additionally, the Bank grants a group of benefits to its cardholders for which, in accordance with IFRS 15, has established provisions enough to comply with its performance obligations when these benefits become enforceable.

Revenue recognition accounting and disclosures for the year 2017 was under IAS 18 “Revenue recognition”, fees and commission income and expense were recognized in according to their nature. The main criteria was:

●	Fee and commission income and expenses on financial assets and liabilities were recognized when they are earned.
●	Those arising from transactions or services that were performed over a period of time, were recognized over the life of these transactions or services.
●	Those relating to services provided in a single transaction were recognized when the single transaction was performed.

(iv) Loan arrangement fees

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

p)Impairment

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

The Bank assesses on a forward-looking basis the expected credit losses (ECL) associated with its debt instrument assets carried at amortized cost and FVOCI and with the exposure arising from loan commitments and financial guarantee contracts. The Bank recognizes a loss allowance for such losses at each reporting date. The measurement of ECL reflects:

●	An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;
●	The time value of money; and

Reasonable and supportable information that is available without undue cost or effort at the repotting date about past events, current conditions and forecasts of future economic conditions.

The Bank follows the criteria described below in order to assess impairment, when applicable:

(i)Financial assets

A financial asset, other than those recorded at fair value through profit and loss, is evaluated on each financial statement reporting date in order to determine whether objective evidence of impairment exists. At the end of each reporting period the Bank assesses if objective evidence exist for a financial asset or group of financial assets to be impaired.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-34

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-35

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(ii)Non-financial assets

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-36

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

(iii)Goodwill

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

q)Property, plant and equipment

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

(i)Property, plant and equipment for own use

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-37

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

(ii)Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use. As of January 1, 2019 the Bank has started to apply IFRS 16 “Leases”, see letter t) in this Note.

r)Intangible assets

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

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-38

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(i)Software

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

(ii)Generated in a business combination

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

In connection with the aforementioned, the business combination between Banco Itaú Chile y Corpbanca gave rise to intangible assets and Goodwill as indicated in Note 13 Intangible Assets.

(iii)Other identifiable intangibles

Correspond to those intangible assets that can be identified, the Bank controls them, can be reliably measured and it is probable that future benefits will flow to the Bank.

s)Factoring transactions

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

t)Leases

As of January 1, 2019 the Bank adopted IFRS 16 “Leases”, using the modified retrospective method and therefore, no comparative information is required; 2018 and 2017 balances continue to be reported under IAS 17 “Leases”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-39

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

On the date of commencement of a lease the Bank recognizes a right-of-use asset and a lease liability in accordance with the provisions set forth on IFRS 16 “Leases”.

Policy applicable from January 1, 2019

(i)    Right-of-use assets

At commencement date, the right-of-use asset is measured at cost. The cost of right-of-use asset includes (a) the amount of the initial measurement of the lease liability; (b) any lease payments made at or before the commencement date, less any lease incentives received; (c) the initial direct costs incurred by the Bank; and (d) an estimate of the costs to be incurred by the Bank in dismantling and disposing of the underlying asset, restoring the place where it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

After the initial recognition date, the Bank measures the assets by the right of use by applying the cost model, which is defined as the asset by the right of use measured at cost (a) less any accumulated depreciation and any accumulated impairment losses; and (b) adjusted by any new measurement of the lease liability.

The Bank applies the depreciation requirements established by IAS 16 "Property, plant and equipment" when depreciating the right of use asset.

If the lease transfers ownership of the underlying asset to the Bank at the end of the lease term or if the cost of the right-of-use asset reflects that the Bank will exercise a purchase option, the Bank depreciates the right-of-use asset from the start date of the lease to the end of the useful life of the underlying asset. Otherwise, the Bank depreciates the right-of-use asset from the start date to the end of the useful life of the asset to which it has a right of use or to the end of the lease term, whichever occurs first.

The Bank applies IAS 36 "Impairment of assets" to determine whether a right of use asset is impaired and to account for identified impairment losses.

As of December 31, 2019, the Bank has not identified any impairment for the right-of-use assets under lease.

(ii)    Lease liability

The Bank measured the lease liability as the present value of lease payments that have not been paid as of that date. Lease payments are discounted using the interest rate implicit in the lease, if that rate can be easily determined. If that rate cannot be readily determined, the Bank uses its incremental borrowing rate (cost of funding).

The lease payments included in the measurement of the lease liability comprise the following payments for the right-of-use the underlying asset during the term of the not cancelable at the measurement date, which includes (a) fixed payments, less any lease incentive receivable; (b) variable lease payments, which depend on an index or a rate, recently measured using the index or rate on the start date; (c) it matters that the lessee expects to pay as residual value guarantees; (d) the exercise price of a purchase option if the lessee is reasonably sure to exercise that option; and (e) payments for penalties arising from the termination of the lease, if the term of the lease reflects that the lessee exercises an option to terminate the lease.

After the date of initial recognition, the Bank measures the lease liability in order to recognize (a) the interest on the lease liability; (b) lease payments made; and (c) the new measurements or modifications of the lease, and also for fixed lease payments that have essentially been reviewed.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-40

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank makes new measures of the lease liability discounting the modified lease payments, if (a) there is a change in the expected amounts payable related to a residual value guarantee. A lessee will determine the lease payments to determine the change in the amounts expected to be paid under the residual value guarantee; (b) there will be a change in future lease payments determined from a change in an index or a rate used to determine those payments. The Bank measures the lease liability again to modify the modified lease payments only when there is a change in cash flows. The Bank will determine the revised lease payments, for the remainder of the lease term, based on the revised contractual payments.

The rent of the lease agreements is agreed in UF and paid in Chilean pesos. According to that, monthly variation in UF should be treated as a new measurement, and therefore, inflation-indexation adjustments should be recognized as a modification to the obligation and the right-of-use asset.

In applying IFRS 16 for the first time, the Bank has used the following practical expedients permitted by the standard:

●	accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases
●	excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application.

The Bank has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Bank relied on its assessment made applying IAS 17.

As of January 1, 2019, the Bank measured the lease liability at the present value of the lease payments discounted using the incremental interest rate for loans (cost of funding), which was 2.01%. The average incremental interest rate as of December 31, 2019 is 2.04%.

Policy applicable prior to January 1, 2019

(i) Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

The Bank recognised as lending to third parties under “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

When consolidated entities acts as lessees, the leased assets are classified based on their nature in the Consolidated Statements of Financial Position, and recognizing an asset and liability at the same amount (the lower between the fair value of the leased property and the present value of the minimum lease payments, plus purchase option). These assets are depreciated in accordance with property, plant and equipment for own use criterion.

In both cases, income and expenses arising from these contracts are recorded under “Interest income and expense” in the Consolidated Statement of Income to achieve constant return rate over the lease term.

(ii) Operating leases

In operating leases, the ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-41

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

When the consolidated entities act as a lessor, the leased assets are classified at their acquisition cost under “Property, plant and equipment”. The depreciation criterion for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases are recorded on a straight-line basis under “Other operating income” in the Consolidated Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Administrative expenses” in the Consolidated Statement of Income.

(iii) Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of the sale except in the case of excess of proceeds over fair value, which is amortized over the period of use of the asset. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

u)Expected credit losses allowance

The Bank uses an “expected credit loss (ECL)” model. The impairment model applies to all financial assets measured at amortized cost and debt securities measured at fair value through other comprehensive income (FVOCI), including commitment and contingent loans. Investments in equity are outside of the scope of the new impairment requirements.

The Bank accounted ECL related to financial assets measured at amortized cost as a loss allowance in the statements of financial position, but the carrying amount of these assets is stated net of the loss allowance. ECL related to contingent loans is accounted for as a provision in the statements of financial position. The Bank recognizes in profit or loss, as an impairment gain or loss, the amount of ECL (or reversal) required to adjust the loss allowance at the reporting date, for financial assets measured at amortized cost and contingent loans.

The model uses a dual measurement approach, under which the loss allowance is measured as either:

●	12-month expected credit losses
●	Lifetime expected credit losses

The Bank has defined default on an individual or collective basis as follows:

●	Individual: when exposure is more than 89 days past due, it has been restructured, it is in judicial collection, or it has been written-off.
●	Collective: when exposure is more than 89 days past due, it has been restructured, or has been identified as impaired by an internal risk committee.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-42

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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

The Bank, at the end of each reporting period, evaluates whether a financial instrument’s credit risk has significantly increased since initial recognition or whether an asset is considered to be credit-impaired, and consequently classify financial instrument in the respective stage:

●	Stage 1: When loans are first recognized, the Bank recognizes an allowance based on 12 months ECL. Stage 1 loans also include facilities where the credit risk has improved and the loan has been returned to Stage 1.
●	Stage 2: When a loan has shown a significant increase in credit risk since origination, the Bank records an allowance based on lifetime ECL. Stage loans also include facilities where the credit risk has improved and the loan has been returned to stage 2.
●	Stage 3: Loans considered credit-impaired. The Bank records an allowance based on lifetime ECL, setting the Probability of Default (“PD”) at 100%.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-43

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(i) Expected credit loss measurement

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

For measuring 12-month and lifetime ECL, cash shortfalls are identified as follows:

●	12-month expected credit losses: the portion of lifetime expected credit losses that represents the expected credit losses that result from default events on the financial instruments that are possible within the 12 months after the reporting date.
●	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.

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

(ii) Contingent loans

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

(iii) Forward looking information

The ECL model includes a broad range of forward looking information as economic inputs, such as:

●	GDP growth

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-44

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

●	Unemployment rates
●	Central Banks interest rates
●	Real estate prices

(iv) Modifications of financial assets

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

(v) Collateral

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

(vi) Charge-offs

The gross carrying amount of a financial asset is reduced when there is no reasonable expectation of recovery and all collection efforts have been exhausted. A charge-off constitutes a derecognition event of the corresponding loan transaction in its entirety, and therefore, include portions not past-due for installments loans or leasing operation (no partial charge-off).

Subsequent recoveries of amounts previously charge-off are credited to the income statements, as recovery of loans previously charged-off, as a deduction from provisions for loan losses.

v)Income taxes and deferred taxes

The Bank has recognized an expense (income) arising from gains or losses for each year, according to the applicable taxation rules for each country or jurisdiction it operates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-45

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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

w)Provisions and contingent assets and liabilities

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

Provisions are classified according to the obligations covered as follows (See Note 21):

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-46

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

x)Employee benefits

Short-term benefits

Correspond to personnel benefits (other than termination benefits) that are expected to be settled within twelve months after year end over which the employees have rendered their services.

These are recognized when the employee has rendered the service and are measured at the undiscounted amount of benefits expected to be paid in exchange for that service:

●	as a liability (accrued expense), after deducting any obligation already satisfied. If the amount already paid is higher than the gross amount of the benefits, the Bank will recognize this excess as an asset (amount paid in advance), when it represents a reduction of future payments or a recoverable amount in cash.
●	as an expense when the entity consumes the economic benefit arising from the service provided by an employee in exchange for employee benefits, unless other IFRS requires or allows the recognition of those disbursements as part of the cost of an asset.

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

Defined contribution plans: the obligation is recognised for the amounts to be contributed in the period.

Defined benefit plans: a liability is recognized based on the estimated benefit cost that employees have accrued for services rendered, less the present value of the defined benefit obligation and present value of present services. Present service cost and gain or loss upon settlement will be recognized in the income statement for the period. Gains and losses generated from the remeasurement of the liability will be recognized in other comprehensive income.

Other long-term benefits

Other long-term employee benefits are employee benefits, other than short-term, post-employment and termination benefits, which are not due for payment within 12 months after the end of the period in which the employees render the service.

The regulations require the recognition of a liability for the present value of the defined benefit obligation less the fair value of the plan assets, if any. The results generated from its remediation will be recognized in the results of the period.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-47

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment, as a consequence of:

●	a decision of the entity to terminate the employee’s employment before the normal termination date; or
●	the decision of an employee to accept an offer with benefits in order to terminate the employment before the normal termination date.

An entity recognizes a liability and expense for termination benefits at the earlier of the following dates:

●	when the entity can no longer withdraw the offer of those benefits; and
●	when the entity recognizes costs for a restructuring that is within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and involves the payment of termination benefits.

y)Provision for mandatory dividends

The Bank recorded a provision for mandatory dividends calculated as a portion of income for the year in order to comply with dispositions of the Chilean Corporations Act (Ley de Sociedades Anónimas) which requires to distribute at least 30% of income of the year, consistent with the Bank’s internal policy. As of December 31, 2019 and 2018 the Bank provisioned 30% of its income for the year. This provision is recorded, as a deducting item, under the “Retained earnings – provision for mandatory dividends” line of the Consolidated Statement of Changes in Equity.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-48

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

bb)Customer loyalty programs

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

cc)Non- current assets held for sale (in “Other Assets”)

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

dd)Earnings per share

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

As of December 31, 2019, 2018 and 2017 the Bank did not have any instruments that generated dilution.

ee)Consolidated Statement of Cash Flows

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-49

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

For the preparation of the cash flow statement, the following items are considered:

●	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.
●	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities. This section includes, among others, foreign loans obtained, dividends received, available for sale investments and held to maturity.
●	Investing activities: Correspond to the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
●	Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not part of operating activities nor investing activities.

For cash flows statement purposes, it has been considered as cash and cash equivalents amounts included in “Cash and deposits in banks” plus the net amount of cash items in process of collection, plus trading investment and FVTOCI / available for sale investment instruments highly liquid and minimal value change risk which due date is less than three months since the acquisition date and investments under resale agreements under the same terms.

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

ff)Consolidated Statement of Changes in Equity

The Consolidated Statement of Changes in Equity presents all movements affecting net equity, including those originated by accounting changes or errors recognition. This statement shows a conciliation between opening and ending balances for the year for all items that form part of consolidated equity, grouping transactions based on their nature, according to the following:

●	Adjustments due to accounting changes and errors recognition: Includes changes in equity arising as a consequence of restating amounts previously reported in the Consolidated Financial Statements resulting from accounting changes or error recognition.
●	Net comprehensive income for the year: Includes, in an aggregated manner, net income for the year and other comprehensive income for the year.
●	Other changes in equity: Includes retained earnings distributions, equity increases, provision for mandatory dividends, dividends paid, among other increases or decreases in consolidated equity.

This information is presented in two statements: The Consolidated Statement of Other Comprehensive Income and the Consolidated Statement of Changes in Equity.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-50

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

gg)Consolidated Statement of Other Comprehensive Income

In the Consolidated Statement of Other Comprehensive Income are presented income and expenses generated by the Bank as a consequence of its regular activities during the year, clearly identifying those recorded in profit and loss from those recorded in net equity.

Due to this, in this statement the following is shown:

●	Income for the year.
●	Net amount of income and expenses recorded in equity as “Valuation accounts”.
●	Deferred income taxes originated by transactions described above, except for those amounts related to exchange differences from foreign net investments.

Total amount of consolidated income and expenses recorded attributable to the equity holders of the Bank, calculated as the sum of the items listed above, is presented separately from non-controlling interest.

hh) New accounting pronouncements introduced by IASB

1) Standards and interpretations that have been adopted in these Consolidated Financial Statements

1.1 IFRS 16 “Leases”

On January 13, 2016, the IASB published a new standard, IFRS 16 "Leases". The new standard will imply that most leases are presented in the tenants’ balance sheet under a single model, eliminating the distinction between operating and financial leases. However, the accounting for the lessors remains largely unchanged and the distinction between operating and financial leases is retained. IFRS 16 replaces IAS 17 "Leases" and related interpretations and is effective for periods beginning on or after January 1, 2019.

The impacts of the adoption of this standard are presented in Note 2 Accounting Changes and its corresponding disclosures in Note 15 Assets for right of use and lease contracts liabilities.

1.2 IFRIC 23 “Uncertainty regarding the treatment of Income Taxes”

Issued on June 7, 2017, it aims to reduce the diversity in how companies recognize and measure a tax liability or a tax asset when there is uncertainty about the treatment of income tax. The Interpretation deals with how to reflect the uncertainty in the accounting for income taxes, being applicable to the determination of the tax base (tax loss), taxable bases, unused fiscal losses, tax credits not used and tax rates when there is uncertainty about tax treatments under IAS 12.

The adoption of this interpretation had no impact on the Consolidated Financial Statements.

1.3 Annual improvements 2015-2017 cycle

Amendment published in December 2017 introduces the following improvements:

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-51

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

●	IFRS 3 “Business Combinations” / IFRS 11 “Joint agreements”: treats the prior interest in a joint operation, as a business combination in stages.
●	IAS 12 “Income Tax”: deals with the income tax consequences of payments of financial instruments classified as equity
●	IAS 23 “Borrowing Costs”: deals with eligible costs for capitalization.

The implementarion is mandatory from January 1, 2019

The adoption of these amendtments had no impact on the Consolidated Financial Statements

1.4 Amendment to IAS 19 “Employee Benefits” – Plan Amendment, Curtailment or Settlement

In February 2018, the International Accounting Standards Board issued the Amendment, Curtailment or Settlement of the Plan (amendments to IAS 19). The amendments clarify the accounting when a plan amendment, curtailment or settlement occurs..

The adoption of this amendtment had no impact on the Consolidated Financial Statements.

1.5 Prepayment Features with Negative Compensation (amendments to IFRS 9)

In October 2017, the IASB issued an amendment to IFRS 9 on “Prepayment Features with Negative Compensation”, this amendment allows more assets to be measured at amortized cost than in the previous version of IFRS 9, in particular some prepaid financial assets with negative compensation. Qualifying assets, which include some loans and debt securities that would otherwise have been measured at fair value through profit or loss (FVTPL). To qualify for the amortized cost, the negative compensation must be “reasonable compensation for the early termination of the contract”.

The adoption of this amendtment had no impact on the Consolidated Financial Statements.

1.6| Amendment to IAS 28 “Investments in associates and joint ventures”

On October 12, 2017, the IASB published Long-Term Interests in Associates and Joint Ventures (Amendments to IAS 28). The amendments clarify that IFRS 9, including its impairment requirements, applies to long-term interests. Additionally, when applying IFRS 9 to long-term participations, an entity does not take into account the adjustments to its book values required by IAS 28 (that is, adjustments to the book value of long-term shares that originate from the allocation of Investment losses or impairment assessment in accordance with IAS 28).

The amendments apply retrospectively to annual periods beginning on or after January 1, 2019. Early application is allowed. Specific transitional provisions apply depending on whether the application for the first time of the amendments coincides with that of IFRS 9.

The adoption of this amendtment had no impact on the Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-52

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2) Standards and interpretations that have not been adopted in these Consolidated Financial Statements

2.1 Amendment to “Conceptual Framerwork”

In March, 2018, the International Accounting Standards Board (IASB) issued a complete set of concepts for the presentation of financial reports, the revised Conceptual Framework for financial information, replacing the previous version of the Conceptual Framework issued in 2010.

The revised Conceptual Framework has an effective date from January 1, 2020.

The amendment introduces new definitions and includes guidance on certain considerations. Given the nature of the amendment, it will not have a significant impact on the Consolidated Financial Statements.

2.2 Amendment to IFRS 3 “Business Combination” – Business definition

In October 2018, the International Accounting Standards Board (IASB) issued the Definition of a business to enable companies to decide whether the activities and assets they acquire are a business or simply a group of assets. Reducing the definitions of a company by focusing the definition of products on goods and services provided to customers and other income from ordinary activities, instead of providing dividends or other economic benefits directly to investors or reducing costs. Amendment to IFRS 3 or has an effective date from January 1, 2020.

The amendment clarifies the definition of business in the context of a business combination. The adoption of this amendment will not have an impact on the Consolidated Financial Statements.

2.3 Amendment to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”

On October 31, 2018, the IASB issued ‘Definition of Material (Amendments to IAS 1 and IAS 8)’ to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves.

The changes in Definition of Material all relate to a revised definition of ‘material’ which is quoted below from the final amendments: “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The new definition of material is found in IAS 1, Presentation of Financial Statements. The definition of material in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors has been replaced with a reference to IAS 1.

The amendments are effective for annual periods beginning on January 1, 2020.

The nature of the amendment includes standardizing the definition of "material", the adoption of which will not have a significant impact on the Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-53

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2.5 Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform

The International Accounting Standards Board (IASB) has published ‘Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)’ as a first reaction to the potential effects the IBOR reform could have on financial reporting. The amendments deals with issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative interest rate and address the implications for specific hedge accounting requirements in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, which require forward-looking analysis. There are also amendments to IFRS 7 Financial Instruments: Disclosures regarding additional disclosures around uncertainty arising from the interest rate benchmark reform.

The amendments are be effective for annual periods beginning on or after 1 January 2020 and must be applied retrospectively. Early application is permitted.

The nature of the amendment includes simplifying requirements relating to interest rate benchmark reform. Management is evaluating the impacts of these amendments on the Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-54

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 2 - Accounting Changes

2.1 IFRS 16 “Leases” adoption

On January 13, 2016, the IASB published IFRS 16 "Leases". The new standard, adopted on January 1, 2019, requires that leases that meet the requirements set by the standard to presented on the tenant balance sheet under a single model, eliminating the distinction between operating and financial leases.

The Bank adopted the "prospectively modified” approach for the initial application of the standard, as of January 1, 2019 the required measurements were performed in order to determine the right of use assets under lease agreements and the lease contracts liabilities to be recognized as of the application date onwards, without considering the date of origin of the contract. For more detail on the recognition practices, refer to letter t) of Note 1.

Bank’s Management evaluated the impact on the adoption of this standard through the valuation of its executed lease agreements, recognizing an right of use assets under lease agreements and lease contracts liabilities as of January 1, 2019 of MCh$176,795, which generated impact on the consolidated solvency indicators of 11 basis points going from 14.62% to 14.51% (for additional information see Note 35 Risk Management letter d) Capital Requirements).

Below is a breakdown of the impacts and reclassifications due to initial application of the standard as of January 1, 2019:

	As of		As of
	December 31,	Initial	January 1,
	2018	recognition	2019
	MCh$	MCh$	MCh$
Right of use asset under lease agreements	—	176,795	176,795
Subtotals assets	—	176,795	176,795

Lease contracts liabilities	—	176,795	176,795
Subtotals liabilities	—	176,795	176,795

Additional disclosures are presented in Note 15 - Assets for Right to Use and Obligations for Lease Contracts.

2.2 IFRS 9 “Financial instruments” adoption

The Bank has adopted IFRS 9 as issued by the IASB in July 2014 with a date of transition of January 1, 2018, which resulted in changes in accounting policies.

The adoption of IFRS 9 has resulted in changes in our accounting policies for recognition, classification and measurement of financial assets and financial liabilities and impairment of financial assets. IFRS 9 also significantly amends other standars dealing with financial instruments such as IFRS 7 “Financial Instruments: Disclosures”.

As per the permitted transitional provisions of IFRS 9, the Bank elected not to revise comparative figures, accordingly, some IFRS 9 disclosures presented in respect to certain financial assets are not comparable because their classification may have changed between both standards.

Any adjustments to the carrying amounts of financial assets and liabilities as of the date of transition were recognized as an adjustment to the opening retained earings. The Bank has also elected to continue to apply the hedge accounting requirements of IAS 39 on the adoption of IFRS 9.

The comparative period disclosures show those disclosures made in the prior year.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-55

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 2 - Accounting Changes, continued

Set out below are disclosures regarding the impact of the adoption of IFRS 9 on the Bank and further details of the specific IFRS 9 accounting policies applied in the current period (as well as the previous IAS 39 accounting policies applied in the comparative period).

a)	Classification and measurement of financial instrument

	IAS 39 as of December 31, 2017			IFRS 9 as of January 1, 2018
	Measurement		Book Value	Measurement		Book Value
Balance	category	Portfolio	MCh$	category	Portfolio	MCh$
Trading investments	Fair value through profit or loss	Financial instruments classified as trading investments	415,061	Financial instruments at fair value through profit or loss	Financial instruments at fair value through profit or loss	423,855
Investments instruments	Fair value through profit or loss	Financial assets available for sale (including those that were valued at cost at December)	2,663,478	Financial instruments at fair value through other comprehensive income	Financial instruments at fair value through other comprehensive income	2,658,739
	Amortized cost	Financial assets classified as held to maturity	202,030	Amortized cost	Financial instruments at fair value through profit or loss	201,993
Loans and accounts receivable from customers	Amortized cost	Loans and accounts receivable from customers, net of allowances for loan losses according to IAS 39.	19,764,078	Amortized cost	Loans and accounts receivable from customers, net of allowances for loan losses according to IFRS 9.	19,612,201
Interbank loans	Amortized cost	Interbank loans, net of allowances for loan losses according to IAS 39.	70,077	Amortized cost	Interbank loans, net of allowances for loan losses according to IFRS 9.	70,077

b) The following table shows in detail the reconciliation the consolidated balance sheet under IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 distinguishing between the impacts due to classification and measurement and due to impairment once adopted IFRS 9:

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-56

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 2 - Accounting Changes, continued

	IAS 39 Carrying			IFRS 9 Carrying
	amount As of			amount As of
	December 31, 2017	Reclassifications	Remeasurements	January 1, 2018
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	964,030	—	—	964,030
Cash items in process of collection	157,017	—	—	157,017
Financial instruments at fair value through profit or loss	—	421,331	2,524	423,855	(i)
Financial instruments at fair value through other comprehensive income	—	2,657,208	1,531	2,658,739	(ii)
Interbank loans at amortized cost	—	70,077	—	70,077	(iii)
Loans and accounts receivable from customers at amortized cost	—	19,764,078	(151,877)	19,612,201	(iv)
Financial instruments at amortized cost	—	202,030	(37)	201,993	(v)
Investments under resale agreements	28,524	—	—	28,524
Financial derivative contracts	1,248,775	—	—	1,248,775
Interbank loans, net	70,077	(70,077)	—	—
Trading investments	415,061	(415,061)		—
Loans and accounts receivable from customers, net	19,764,078	(19,764,078)	—	—
Available for sale investments	2,663,478	(2,663,478)	—	—
Held to maturity investments	202,030	(202,030)	—	—
Intangible assets	1,562,654	—	—	1,562,654
Property, plant, and equipment	130,579	—	—	130,579
Current taxes	238,452	—	—	238,452
Deferred taxes	140,685	—	42,792	183,477	(vi)
Other assets	429,025	—	—	429,025
Other non-current assets held for sale	18,308	—	—	18,308
TOTAL ASSETS	28,032,773	—	(105,067)	27,927,706
LIABILITIES				—
Deposits and other demand liabilities	4,141,667	—	—	4,141,667
Cash in process of being cleared	109,496	—	—	109,496
Obligations under repurchase agreements	420,920	—	—	420,920
Time deposits and other time liabilities	10,065,243	—	—	10,065,243
Financial derivative contracts	1,095,154	—	—	1,095,154
Interbank borrowings	2,196,130	—	—	2,196,130
Debt instruments issued	5,950,038	—	—	5,950,038
Other financial liabilities	17,066	—	—	17,066
Current taxes	624	—	—	624
Deferred taxes	26,354	—	(2,550)	23,804	(vii)
Provisions	117,889	—	20,801	138,690	(viii)
Other liabilities	463,435	—	—	463,435
Liabilities directly associated with non-current assets held for sale	—	—	—	—
TOTAL LIABILITIES	24,604,016	—	18,251	24,622,267
EQUITY
Attributable to equity holders of the Bank:
Capital	1,862,826	—	—	1,862,826
Reserves	1,290,131	—	—	1,290,131
Valuation accounts	(4,735)	—	997	(3,738)	(ix)
Retained earnings:	63,255	—	(123,082)	(59,827)
Retained earnings from prior years	12,668	—	(55,261)	(42,593)	(x)
Net income for the year	67,821	—	(67,821)	—
Less: Provision for mandatory dividends	(17,234)	—	—	(17,234)
Total equity attributable to equity holders of the Bank	3,211,477	—	(122,085)	3,089,392
Non-controlling interest	217,280	—	(1,233)	216,047	(xi)
TOTAL EQUITY	3,428,757	—	(123,318)	3,305,439
TOTAL LIABILITIES AND EQUITY	28,032,773	—	(105,067)	27,927,706

(i)	Includes reclassifications and remeasurements of instruments previously classified as Trading investments and investments in equity instruments previously classified as Available for sale investments according to IAS 39.
(ii)	Includes reclassifications and reamesurements of financial assets previously classified as Available for sale instruments according to IAS 39.
(iii)	Includes reclassifications of financial instruments previously classified as Interbank loans according to IAS 39 and remesurement of the allowances for expected credit losses under the new model according to IFRS 9.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-57

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 2 - Accounting Changes, continued

(iv)	Includes reclassifications of financial instruments previously classified as Loans and accounts receivable from customers according to IAS 39 and remesurement of the allowances for expected credit losses under the new model according to IFRS 9.
(v)	Includes reclassifications of financial instruments previously classified as held to maturity investments according to IAS 39 and reamesurement due to allowances for expected credit losses under the new model according to IFRS 9.
(vi)	Recognition of deferred taxes according to IAS 12 due to IFRS 9 adoption.
(vii)	Recognition of deferred taxes according to IAS 12 due to IFRS 9 adoption.
(viii)	Includes the recognition of provision for expected credit losses related to Contingent loans under the new model according to IFRS 9.
(ix)	Includes remeasurement due to recognition of credit risk related to financial assets classified as FVTOCI.
(x)	Includes all the effects due to IFRS 9 first application.
(xi)	Includes the non-controlling portion of the effects arising from IFRS 9 first application.

There were no changes to the classification and measurement of financial liabilities.

The composition of the loan portfolio classified as Loans and accounts receivable at amortized cost as of January 1, 2018 is as follows:

	Individual				Group
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Total loans

Balances as of December 31, 2017	12,409,654	3,813,662	728,918	16,952,234	962,263	1,776,783	452,505	3,191,551	20,143,785
Restatement of the prior year	—	—	—	—	—	—	—	—	—
Balances as of January 1, 2018	12,409,654	3,813,662	728,918	16,952,234	962,263	1,776,783	452,505	3,191,551	20,143,785

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-58

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 3 - Significant Events

As of December 31, 2019, the following significant events have influenced the operations of the Bank and its subsidiaries or the Consolidated Financial Statements:

ITAÚ CORPBANCA

Annual Ordinary Shareholders’ Meeting Agreements

At the Ordinary Shareholders Meeting of Itaú Corpbanca, held on March 19, 2019, the following agreements were adopted, among others:

1)	The Board of Directors was completely renewed, electing the following eleven (11) Directors and two (2) Alternate Directors, in accordance with the Statutes of Itaú Corpbanca:

Directors

Jorge Andrés Saieh Guzmán

Ricardo Villela Marino

Jorge Selume Zaror

Fernando Aguad Dagach

Caio Ibrahim David

Milton Maluhy Filho

Andrés Bucher Cepeda

Gustavo Arriagada Morales

Pedro Samhan Escándar

Bernard Pasquier

Fernando Concha Ureta

Alternate Directors:

Diego Fresco Gutiérrez

Jessica López Saffie

It was submitted that directors, Mr. Gustavo Arriagada Morales, Mr. Pedro Samhan Escándar, Bernard Pasquier and Fernando Concha Ureta, were appointed as independent directors, in accordance with the provisions of article 50 bis of Law No. 18,046.

2)	It was approved to distribute 30% of the profits of the year ended on December 31, 2018 as a dividend to shareholders, which corresponds to the amount of MCh$51,614, which entitles a dividend per share of $0.100728627.

Close of the representative office in Madrid

On April 24, 2019, the SBIF (currently CMF) was informed of the intention to close the representative office in Madrid, which was completed on July 31, 2019.

Acquisition of the MCC entities

On May 28, 2019, the Board of Directors of Itaú Corpbanca approved the acquisition of the MCC entities, which include MCC Securities Inc., MCC Asesorías Ltda. and MCC S.A. Corredores de Bolsa, in accordance with the provisions of the Transaction Agreement and in compliance with the provisions of Title XVI of Law No. 18,046 on Corporations.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-59

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 3 - Significant Events, continued

The acquisition of the MCC entities by Itaú Corpbanca is subject to the approval of the corresponding regulators, including the Commission for the Financial Market (CMF).

The detail of the aforementioned transaction is further discussed on Note 23 Contingencies, Commitments and Responsibilities, letter b).

Purchase of shares in Itaú Corpbanca Colombia shares (participation held by Helm LLC and KSHC)

On May 29, 2019, the CMF authorized the Bank to acquire the participation held by Helm LLC and KSHC in Itaú Corpbanca Colombia of 19.44% and 1.38%, respectively.

On July 4, 2019, the Central Bank of Chile authorized the acquisition of 19.44% of Helm LLC’s ownership and 1.38% of KSHC’s ownership, under the terms set forth by said authority.

On December 3, 2019, after obtaining regulatory approvals from banking supervisors in Chile, Colombia and Brazil, Itaú Corpbanca completed the acquisition of the shares.

The interests of Helm LLC and Kresge Stock Holding Company Inc. were acquired by Itaú Corpbanca in a number of shares representing 20.82% of the share capital of Itaú Corpbanca Colombia, for a total price of approximately US$ 334 million. As a result of these acquisitions, Itaú Corpbanca owns 87.10% of the capital stock of Itaú Corpbanca Colombia.

Subsequent to these transactions, the shareholders agreement dated July 31, 2013, which applied with respect to Itaú Corpbanca Colombia, was terminated.

ITAÚ CORREDORES DE SEGUROS S.A.

On March 18, 2019, at the Ordinary Shareholders Meeting, 61.1027% of the profits for 2018 were distributed, which corresponds to the amount of MCh$14,722, as a dividend to shareholders.

The Board of Directors of the Company was renewed at the same Ordinary Shareholders Meeting. The following Directors were appointed:

Cristián Toro Cañas	Arturo Achondo Guzman
Julian Acuna Moreno	Walter Krefft Moreno
Pablo Meyer Black

On August 28, 2019, the Chairman of the Board of Directors, in ordinary session, Mr. Cristián Toro Cañas, reports that on the 23rd of the same month, Mr. Arturo Achondo Guzmán submitted his resignation to the position of Chief Executive Officer and Director of the company. In its place, the Board of Directors unanimously agreed on the appointment of Mr. Felipe Benavente Nazar as Chief Executive Officer who assumed his duties as of September 2, 2019.

On September 30, 2019, in an extraordinary session, the Board of Directors agreed to appoint Mr. Felipe Benavente Nazar as Director of the company, remaining in this position until the next Ordinary Shareholders Meeting. This situation was communicated to the Commission for the Financial Market.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-60

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 3 - Significant Events, continued

ITAÚ ADMINISTRADORA GENERAL DE FONDOS S.A.

In an ordinary session of the Board of Directors dated February 25, 2019, the Board of Itaú AGF was informed and resolved to accept the resignation of the director Mr. Fernando Beyruti. Consequently, and given the vacancy of the position, the Board of Directors of Itaú AGF designed Mr. Jorge Novis Neto as a replacement for Mr. Beyruti, as of that date.

During the session, Mrs. Luciana Hildebrandi Marchione was appointed as director of the Company.

On March 18, 2019, the Ordinary Shareholders' Meeting of Itaú Administradora General de Fondos S.A. was held, where it was approved to distribute all of the profits for the year ended December 31, 2018, as dividends, for an equivalent amount of MCh$6,790.

During the meeting, the renewal of the members of the Board of Directors was approved in accordance with the provisions of Article 32 of Law 18,046, the following persons were appointed as directors of Itaú Administradora General de Fondos S.A.:

Gabriel Amado de Moura

Marcello Siniscalchi

Julian Acuna Moreno

Jorge Novis Neto

Luciana Hildebrandi Marchione

In extraordinary session of the Board of Directors held on May 27, 2019, the resignation of the Director of the Company, Mr. Marcello Siniscalchi, was accepted, which became effective immediately.

ITAÚ ASESORÍAS FINANCIERAS LTDA.

On March 15, 2019, it was agreed at the Ordinary Shareholders Meeting to distribute 90% of the profits for the year ended December 31, 2018, amounting to MCh$7,489 as dividends.

On April 5, 2019, the CMF authorized by letter addressed to the Chief Executive Officer of Itaú Corpbanca the following:

●	Recaudaciones y Cobranzas Limitada may acquire from Itaú Corpbanca Corredores de Bolsa S.A. the full shares that said entity holds in Itaú Asesoría Financieras Limitada.
●	Itaú Asesorías Financieras S.A. proceeded to be transformed into a private limited liability company.

On May 2, 2019, Itaú Corredores de Bolsa sold its stake in Itaú Asesorías Financieras, corresponding to 3 shares of a total of 30,000, to Recaudaciones y Cobranzas Limitada. On this same date, an Extraordinary Shareholders Meeting was held, where the transformation of Itaú Asesorías Financieras S.A. was unanimously agreed to a private limited liability company, changing its name to Itaú Asesorías Financieras Limitada.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-61

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 3 - Significant Events, continued

CORPLEGAL S.A.

On January 8, 2019, authorization was requested to the CMF in order to proceed with the dissolution of the subsidiary CorpLegal S.A., in order to conduct the dissolution, Itaú Corpbanca will acquire the participation of CorpLegal held by Itaú Corredores de Bolsa (the “transaction”), both subsidiaries of the Bank, as a result of this transaction, all of its shares will be held by one shareholder, meeting with the provisions of article 103 number 2 of Law 18,046 to dissolve a Corporation, the transaction was authorized by SBIF (currently CMF) on February 26, 2019.

During the Board of Directors of the Bank held on March 27, 2019, it was approved the dissolution of CorpLegal S.A. in the terms mentioned above.

On May 20, 2019, the dissolution of the company and subsidiary of Itaú Corpbanca, Corplegal S.A., was materialized.

ITAÚ CORPBANCA COLOMBIA

Dividend distribution

As stated in the irrevocable commitment of the Bank with the Financial Superintendence of Colombia to capitalize the profits generated in 2018, it was approved at the Ordinary Shareholders Meeting held on March 23, 2018, to capitalize 100% of the profits for the year ended December 31, 2018 for a total amount of COP$10,343,857,073.51, as legal reserve.

Directors appointment

On March 18, 2019 a Shareholders Meeting was held, where the Board of Directors for the period 2019-2020 was elected. The following members were appointed:

Roberto de Santa Ana Brigard Holguín

Luis Fernando Martínez Lema

Cristián Toro Cañas

Gabriel Amado de Moura

Juan Bernabé Echeverría González

Manuel Olivares Rossetti

Maria Carmiña Ferro Iriarte

Mónica Inés María Aparicio Smith

Rafael Pardo Soto

Statutes modifications

On December 10, 2019, the statutes of Itaú Corpbanca Colombia S.A. were modified, decreasing the number of members of the Board of Directors from 9 directors to 5 directors. At the Shareholders' Meeting, the following Directors were appointed:

Roberto Brigard Holguin

Mónica Aparicio Smith

Manuel Olivares Rossetti

Gabriel Amado de Moura

Juan Echeverría González

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-62

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 4 - Reporting Segments

The information reported by segments is determined by the Bank on the basis of its operating segments (Chile, that includes the New York branch, and Colombia), which are mainly differentiated by the risks and rewards that affect them.

The reporting segments and the criteria used to inform the highest authority of the Bank on the decision making of the operation are in accordance with what is set forth in IFRS 8 “Operating segments”.

a)Segments

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

The Bank manages these business areas using a reporting system for internal profitability. The operating results are reviewed regularly by the entity’s Chief Operating Decision Maker (CODM) for operating decisions as one single reporting segment, to decide about resource allocation for the segment and evaluate its performance.

The Bank did not enter into transactions with a particular customer or third party that exceed 10% of its total revenue in 2019, 2018 and 2017.

ii) Colombia

Colombia has been identified as a separate operating segment based on the business activities. Its operating results are regularly reviewed by the entity’s Chief Operating Decision Maker (CODM) for operating decisions as one single reporting segment, to decide on the resource allocation for the segment and evaluate its performance. Separate financial information is available for this reporting segment.

The commercial activities of this segment are carried out by Itaú Corpbanca Colombia S.A. and subsidiaries

b)Geographical information

The segments reported by Itaú Corpbanca, discloses revenue from ordinary activities from external clients:

(i)	attributed to the entity’s country of domicile and
(ii)	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-63

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 4 - Reporting Segments, continued

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately. Pursuant to the foregoing, the Bank operates in two main geographic areas: Chile and Colombia.

Chile reporting segment includes operations carried out by Itaú Corpbanca New York branch and the Colombia reporting segment includes the operations carried out by Itaú S.A. (Panama) and Itaú Casa de Valores S.A.

The information on interest income and interest expenses for the years ended December 31, 2019, 2018 and 2017 of the aforementioned reporting segments is presented below:

	2019			2018			2017
	Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	1,245,465	528,175	1,773,640	1,208,481	530,836	1,739,317	1,067,124	579,205	1,646,329
Interest expense	(631,279)	(241,943)	(873,222)	(593,796)	(257,858)	(851,654)	(529,584)	(333,763)	(863,347)
Net interest income	614,186	286,232	900,418	614,685	272,978	887,663	537,540	245,442	782,982

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-64

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 4 - Reporting Segments, continued

c)Information on assets, liabilities and income

Segment information on assets and liabilities is presented as of December 31, 2019 and 2018.

c.1) Assets and Liabilities

		As of December 31, 2019
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
Cash and deposits in banks	5a)	610,901	398,780	1,009,681
Cash items in process of collection	5b)	230,595	710	231,305
Financial instruments at fair value through profit or loss	6	112,224	71,478	183,702
Financial instruments at fair value through other comprehensive income	11	2,751,959	846,931	3,598,890
Loans and accounts receivable at amortized cost and interbank loans	9-10	17,651,839	4,659,254	22,311,093
Investment in associates	12	5,833	3,772	9,605
Financial instruments at amortized cost	11	30,123	85,535	115,658
Investments under resale agreements	7	46,686	29,289	75,975
Financial derivative contracts	8	3,061,530	93,427	3,154,957
Intangible assets (*)	13	1,408,003	166,430	1,574,433
Property, plant, and equipment	14	73,169	21,911	95,080
Right of use assets under lease agreements	15	128,868	38,573	167,441
Current taxes	16	30,773	54,743	85,516
Deferred taxes	16	200,747	7,910	208,657
Other assets	17a)	699,679	71,182	770,861
Other non-current assets held for sale	17b)	10,291	6,911	17,202
TOTAL ASSETS		27,053,220	6,556,836	33,610,056

		As of December 31, 2019
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	18a)	2,765,496	2,107,952	4,873,448
Cash in process of being cleared	5b)	164,573	—	164,573
Obligations under repurchase agreements	7b)	499,136	60,321	559,457
Time deposits and other time liabilities	18b)	9,700,785	1,919,402	11,620,187
Financial derivative contracts	8	2,839,914	98,120	2,938,034
Interbank borrowings	19	1,883,900	762,856	2,646,756
Debt instruments issued	20	5,687,763	720,593	6,408,356
Other financial liabilities	20	12,966	—	12,966
Lease contracts liabilities	15	137,334	35,590	172,924
Current taxes	16	13	—	13
Deferred taxes	16	—	263	263
Provisions	21	88,579	89,248	177,827
Other liabilities	22a)	653,786	55,128	708,914
Liabilities directly associated with non-current assets held for sale	22b)	—	—	—
TOTAL LIABILITIES		24,434,245	5,849,473	30,283,718

(*)    This includes goodwill generated in business combination between Itaú Chile and Corpbanca totaling MCh$1,151,019 as of December 31, 2019.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-65

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 4 - Reporting Segments, continued

	As of December 31, 2018
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
Cash and deposits in banks	5a)	483,416	504,264	987,680
Cash items in process of collection	5b)	318,433	225	318,658
Financial instruments at fair value through profit or loss	6	54,162	42,781	96,943
Financial instruments at fair value through other comprehensive income	8	1,594,955	1,062,199	2,657,154
Loans and accounts receivable at amortized cost and interbank loans	6	16,616,358	4,439,256	21,055,614
Financial instruments at amortized cost	10	122,385	76,538	198,923
Investments under resale agreements	11	91,510	17,957	109,467
Financial derivative contracts	11	1,266,218	102,739	1,368,957
Intangible assets (*)	13	1,432,529	138,435	1,570,964
Property, plant, and equipment	14	78,430	17,134	95,564
Right of use asset under lease agreements	15	—	—	—
Current taxes	16	70,255	52,874	123,129
Deferred taxes	16	151,194	27,492	178,686
Other assets	17a)	378,691	123,106	501,797
Other non-current assets held for sale	17b)	59,802	—	59,802
TOTAL ASSETS		22,718,338	6,605,000	29,323,338

	As of December 31, 2018
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	18a)	2,463,722	1,836,753	4,300,475
Cash in process of being cleared	5b)	247,165	—	247,165
Obligations under repurchase agreements	7b)	370,623	644,991	1,015,614
Time deposits and other time liabilities	18b)	8,104,729	2,016,382	10,121,111
Financial derivative contracts	8	1,035,394	77,412	1,112,806
Interbank borrowings	19	1,602,125	725,598	2,327,723
Debt instruments issued	20	5,445,000	565,124	6,010,124
Other financial liabilities	20	12,400	—	12,400
Lease contracts liabilities	15	—	—	—
Current taxes	16	528	663	1,191
Deferred taxes	16	—	471	471
Provisions	21	140,663	74,240	214,903
Other liabilities	22a)	471,672	50,123	521,795
Liabilities directly associated with non-current assets held for sale	22b)	—	—	—
TOTAL LIABILITIES		19,894,021	5,991,757	25,885,778

(*)    This includes goodwill generated in business combination between Itaú Chile and Corpbanca totaling MCh$1,135,392 as of December 31, 2018.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-66

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 4 - Reporting Segments, continued

c.2) Income for the years ended December 31, 2019, 2018, and 2017

	2019			2018			2017
	Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	614,186	286,232	900,418	614,685	272,978	887,663	537,540	245,442	782,982
Net fee and commission income	138,007	36,397	174,404	149,673	36,456	186,129	135,624	41,947	177,571
Net income from financial operations	152,600	(8,966)	143,634	128,264	44,491	172,755	(49,615)	57,883	8,268
Net foreign exchange gain (loss)	(24,389)	52,015	27,626	5,726	(23,691)	(17,965)	34,661	11,504	46,165
Other operating income	20,460	24,512	44,972	14,337	12,319	26,656	33,398	8,134	41,532
Provision for loan losses	(295,116)	(87,562)	(382,678)	(127,804)	(151,994)	(279,798)	(169,233)	(146,184)	(315,417)
NET OPERATING PROFIT	605,748	302,628	908,376	784,881	190,559	975,440	522,375	218,726	741,101
Depreciation and amortization	(86,593)	(40,573)	(127,166)	(53,544)	(33,273)	(86,817)	(51,213)	(30,632)	(81,845)
Operating expenses (*)	(394,271)	(215,096)	(609,367)	(442,943)	(211,767)	(654,710)	(424,733)	(224,569)	(649,302)
OPERATING INCOME	124,884	46,959	171,843	288,394	(54,481)	233,913	46,429	(36,475)	9,954
Income from investment in associates	800	(268)	532	—	—	—	—	—	—
Income taxes	(33,393)	(14,460)	(47,853)	(85,269)	18,210	(67,059)	31,188	21,683	52,871
CONSOLIDATED INCOME FOR THE YEAR	92,291	32,231	124,522	203,125	(36,271)	166,854	77,617	(14,792)	62,825

(*)    Includes personnel salaries and expenses, administrative expenses, impairment, and other operating expenses

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-67

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 5 - Cash and Cash Equivalents

a)Detail of cash and cash equivalents

The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Cash and deposits in banks
Cash	253,779	255,449
Deposits in the Central Bank of Chile	103,756	70,444
Deposits in local banks	14,254	4,422
Deposits in foreign banks	637,892	657,365
Subtotals cash and deposits in banks	1,009,681	987,680
Cash items in process of collection, net	66,732	71,493
Highly liquid financial instruments (1)	295,551	194,412
Investments under resale agreements (2)	75,975	109,467
Totals cash and cash equivalents	1,447,939	1,363,052

(1)	Highly liquid financial instruments: Corresponds to those financial instruments included in the Financial instruments at fair value through profit or loss Financial trading and available-for-sale portfolios with maturities that do not exceed three months from the acquisition date and the detail is as follows:

		As of December 31,
	Notes	2019	2018
		MCh$	MCh$
Highly liquid financial instruments
Financial instruments at fair value through profit or loss	6	28,772	15,741
Financial instruments at fair value through other comprehensive income	11	266,779	178,671
Totals		295,551	194,412

(2)	Investments under resale agreements: corresponds to resale agreements with maturities that do not exceed three months from the acquisition date, which are presented under the item "Investments under resale agreements" in the Consolidated Statement of Financial Position. The detail is as follows:

		As of December 31,
	Notes	2019	2018
		MCh$	MCh$
Investment under resale agreements	7a)	75,975	109,467

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-68

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 5 - Cash and Cash Equivalents, continued

b)Cash in the process of collection

Cash in process of collection and in process of being cleared

Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing differences. The detail of these balances is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	76,922	77,085
Funds receivable	154,383	241,573
Subtotals assets	231,305	318,658
Liabilities
Funds payable	164,573	247,165
Subtotals liabilities	164,573	247,165
Cash items in process of collection, net	66,732	71,493

c)Other operating cash flows

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

iii.   Foreign borrowings and repayment of foreign borrowings. These items represent the cash flows (funds received and payments made) from interbank borrowings (see note 18) which are mainly used in the financing of customers through foreign trade loans, which are included as part of the following items: “Interbank loans” (see Note 9) and “Loans and accounts receivable from customers” (see Note 10).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-69

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

iv.   Increase and repayment of other borrowings. These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 19).

Note 6 -Financial Instruments at Fair Value through Profit or Loss

The detail of the financial instruments at fair value through profit or loss is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank securities	52,019	21,736
Other Chilean Central Bank and Government securities	28,879	14,872
Other Chilean securities
Bonds	905	3
Notes	—	4,014
Other securities	22,218	—
Foreign financial securities
Bonds	67,088	23,276
Other securities	4,390	19,505
Investments in mutual funds
Funds managed by related entities	5,870	3,532
Funds managed by third parties	33	—
Other investments
Other financial instruments at FVTPL	2,300	10,005
Totals	183,702	96,943

As of December 31, 2019, financial instruments at fair value through profit or loss include MCh$28,772 (MCh$15,741 as of December 31, 2018) in instruments with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-70

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 7 - Investments under Resale Agreements and Obligations under Repurchase Agreements

a)	The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2019 and 2018 the instruments acquired under resale agreements are as follows:

	As of December 31, 2019				As of December 31, 2018
		Between 3				Between 3
	Up to 3	months and	Over 1		Up to 3	months and	Over 1
	months	1 year	year	Totals	months	1 year	year	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank securities	20,593	—	—	20,593	14,533	—	—	14,533
Government securities	17,491	—	—	17,491	76,977	—	—	76,977
Other Chilean Central Bank and Government securities	—	—	—	—	—	—	—	—
Other Chilean securities
Bonds	8,603	—	—	8,603	—	—	—	—
Notes	—	—	—	—	—	—	—	—
Other securities	—	—	—	—	—	—	—	—
Foreign financial securities
Central Banks and Government securities	27,546	—	—	27,546	17,351	—	—	17,351
Other foreign instruments	1,742	—	—	1,742	606	—	—	606
Totals	75,975	—	—	75,975	109,467	—	—	109,467

b)	As of December 31, 2019 and 2018, the instruments acquired under agreements to repurchase are as follows:

	As of December 31, 2019				As of December 31, 2018
		Between 3				Between 3
	Up to 3	months and	Over 1		Up to 3	months and	Over 1
	months	1 year	year	Totals	months	1 year	year	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank securities	168,778	—	—	168,778	21,018	—	—	21,018
Government securities	11,970	—	—	11,970	283,898	—	—	283,898
Other Chilean Central Bank and Government securities	—	—	—	—	—	—	—	—
Other Chilean securities
Bonds	318,389	—	—	318,389	—	—	—	—
Notes	—	—	—	—	—	—	—	—
Other Chilean securities	—	—	—	—	65,707	—	—	65,707
Foreign financial securities
Central Banks and Government securities	—	—	—	—	—	—	—	—
Other foreign instruments	60,320	—	—	60,320	644,991	—	—	644,991
Totals	559,457	—	—	559,457	1,015,614	—	—	1,015,614

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-71

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 8 - Financial Derivative Contracts and Hedge Accounting

a)	Total derivative contracts portfolio

The Bank and subsidiaries use the following derivative financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation, are adjusted to reflect the CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment). The detail of these instruments is presented below:

	As of December 31, 2019		As of December 31, 2018
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	203,868	144,069	86,562	75,615
Derivatives held for trading	2,951,089	2,793,965	1,282,395	1,037,191
Totals	3,154,957	2,938,034	1,368,957	1,112,806

a.1) Financial derivative assets

	As of December 31, 2019
	Notional
		Between 3 months
	Up to 3 months	and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	8,174,950	3,931,647	1,234,741	454,300
Currency swaps	217,953	923,526	6,640,937	855,780
Interest rate swaps	4,125,562	7,225,228	31,308,891	1,840,855
Call currency options	34,713	49,753	748	3,805
Put currency options	5,067	15,940	—	217
Totals	12,558,245	12,146,094	39,185,317	3,154,957

	As of December 31, 2018
	Notional
		Between 3 months
	Up to 3 months	and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	3,643,505	703,790	419,833	342,993
Currency swaps	168,254	1,817,002	6,449,984	468,093
Interest rate swaps	3,061,784	8,933,622	34,958,699	553,608
Call currency options	26,435	102,163	17,750	4,217
Put currency options	1,119	33,260	—	46
Totals	6,901,097	11,589,837	41,846,266	1,368,957

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-72

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

a.2) Financial derivative liabilities

	As of December 31, 2019
	Notional
		Between 3 months
	Up to 3 months	and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	11,622,926	4,440,565	830,870	504,276
Currency swaps	182,481	831,635	6,249,881	769,072
Interest rate swaps	2,939,069	6,101,205	29,362,545	1,662,363
Call currency options	31,482	51,810	—	1,758
Put currency options	18,837	39,941	374	565
Totals	14,794,795	11,465,156	36,443,670	2,938,034

	As of December 31, 2018
	Notional
		Between 3 months
	Up to 3 months	and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	1,406,262	550,427	113,872	322,241
Currency swaps	658,937	1,035,357	3,169,546	298,415
Interest rate swaps	3,111,787	5,826,465	26,522,433	489,718
Call currency options	11,540	35,344	—	1,493
Put currency options	16,367	38,172	11,115	939
Totals	5,204,893	7,485,765	29,816,966	1,112,806

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-73

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

a.3) Portfolio detail

As of December 31, 2019 and 2018, the portfolio of financial derivative instruments held for hedge accounting and trading purposes is as follows:

	As of December 31, 2019
	Notional			Fair value
		Between 3
		months and
	Up to 3 months	1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	3,679,576	1,371,790	3,072,685	203,868	144,069
Fair value hedge
Currency forwards	—	—	—	—	—
Currency swaps	—	—	47,463	—	1,479
Interest rate swaps	—	29,342	1,952,968	152,011	50,247
Subtotals	—	29,342	2,000,431	152,011	51,726
Cash flow hedge
Currency forwards	1,426,697	849,243	556,633	4,174	17,798
Currency swaps	—	47,155	78,592	6,145	2,703
Interest rate swaps	32,408	—	437,029	2,722	5,820
Subtotals	1,459,105	896,398	1,072,254	13,041	26,321
Hedge of net investment in a foreign operation
Currency forwards	2,220,471	446,050	—	38,816	66,022
Subtotals	2,220,471	446,050	—	38,816	66,022

Derivatives held for trading	23,673,464	22,239,460	72,556,302	2,951,089	2,793,965
Currency forwards	16,150,708	7,076,919	1,508,978	411,310	420,456
Currency swaps	400,434	1,708,006	12,764,763	849,635	764,890
Interest rate swaps	7,032,223	13,297,091	58,281,439	1,686,122	1,606,296
Call currency options	66,195	101,563	748	3,805	1,758
Put currency options	23,904	55,881	374	217	565
Subtotals	23,673,464	22,239,460	72,556,302	2,951,089	2,793,965
Totals	27,353,040	23,611,250	75,628,987	3,154,957	2,938,034

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-74

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

	As of December 31, 2018
	Notional			Fair value
		Between 3
		months and
	Up to 3 months	1 year	Over 1 year
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	3,744,312	1,323,671	2,527,255	86,562	75,615
Fair value hedge
Currency forwards	32,639	17,421	102,847	16,461	5,814
Currency swaps	610,980	192,926	—	7,697	11,038
Interest rate swaps	1,231	52,105	2,194,956	15,492	16,995
Subtotals	644,850	262,452	2,297,803	39,650	33,847
Cash flow hedge
Currency forwards	2,188,426	—	130,191	4,835	1,283
Currency swaps	—	330,033	—	13,363	17,593
Interest rate swaps	—	198,573	99,261	1,119	1,892
Subtotals	2,188,426	528,606	229,452	19,317	20,768
Hedge of net investment in a foreign operation
Currency forwards	911,036	532,613	—	27,595	21,000
Subtotal	911,036	532,613	—	27,595	21,000

Derivatives held for trading	8,361,678	17,751,931	69,135,977	1,282,395	1,037,191
Currency forwards	1,917,666	704,183	300,667	294,102	294,144
Currency swaps	216,211	2,329,400	9,619,530	447,033	269,784
Interest rate swaps	6,172,340	14,509,409	59,186,915	536,997	470,831
Call currency options	37,975	137,507	17,750	4,217	1,493
Put currency options	17,486	71,432	11,115	46	939
Subtotals	8,361,678	17,751,931	69,135,977	1,282,395	1,037,191
Totals	12,105,990	19,075,602	71,663,232	1,368,957	1,112,806

b)	Hedge accounting

b.1) Fair value hedges

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-75

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

The following table presents the hedged items and the hedging instrument at fair value as of December 31, 2019 and 2018, detailed by maturity:

	As of December 31, 2019
	Notional
		Between 1	Between 3 and
	Up to 1 year	and 3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans and accounts receivable from customers
Commercial and mortgage loans	1,032	—	—	—	1,032
Mortgage loans (1)	—	342,159	80,629	263,067	685,855
Financial instruments at FVTPL
Treasury bonds	—	52,704	49,932	25,458	128,094
Debt instruments issued
Current bonds	28,310	98,310	80,620	1,007,834	1,215,074
Totals	29,342	493,173	211,181	1,296,359	2,030,055
Hedging instruments
Currency forwards	—	—	—	—	—
Currency swaps	—	47,463	—	—	47,463
Interest rate swaps	29,342	445,428	211,181	1,296,359	1,982,310
Totals	29,342	492,891	211,181	1,296,359	2,029,773

(1)	Colombia: The information includes the effects on the hedge item generated by prepayments, therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-76

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

	As of December 31, 2018
	Notional
		Between 1	Between 3 and
	Up to 1 year	and 3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans and accounts receivable from customers
Commercial and mortgage loans	1,232	156,772	261,860	289,724	709,588
Available for sale investments
Treasury bonds	666,388	52,132	35,297	42,189	796,006
Debt instruments issued
Current bonds	239,682	55,132	94,000	1,310,697	1,699,511
Totals	907,302	264,036	391,157	1,642,610	3,205,105
Hedging instruments
Currency forwards	—	—	—	—	—
Currency swaps	187,578	—	—	—	187,578
Interest rate swaps	719,724	264,036	391,157	1,642,610	3,017,527
Totals	907,302	264,036	391,157	1,642,610	3,205,105

Below is an estimate of the periods in which flows are expected to be produced:

Forecasted cash flows by interest rate risk:

	As of December 31, 2019
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows (1)	9,890	66,797	13,343	4,570	94,600
Outflows	(45,795)	(36,038)	(129,595)	(54,460)	(265,888)
Net Flows	(35,905)	30,759	(116,252)	(49,890)	(171,288)
Hedging instruments (*)
Outflows	(9,890)	(66,515)	(13,343)	(4,570)	(94,318)
Inflows	45,795	36,038	129,595	54,460	265,888
Net flows	35,905	(30,477)	116,252	49,890	171,570

(1)	Colombia: The information includes the effects on the hedge item generated by prepayments, therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-77

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

	As of December 31, 2018
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	9,678	17,366	15,632	7,728	50,404
Outflows	(24,604)	(37,185)	(50,215)	(70,615)	(182,619)
Net flows	(14,926)	(19,819)	(34,583)	(62,887)	(132,215)
Hedging instruments (*)
Outflows	(9,678)	(17,366)	(15,632)	(7,728)	(50,404)
Inflows	24,604	37,185	50,215	70,615	182,619
Net flows	14,926	19,819	34,583	62,887	132,215

(*)    Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

b.2) Cash flow hedges:

Cash flow hedge is used by the Bank mainly to:

●	Reduce the volatility of cash flows in items in the Statement of Financial position that are indexed to inflation through the use of inflation forwards and combinations of swaps in pesos and indexed units.
●	Set the rate of a portion of the pool of short-term liabilities in pesos, thus reducing the risk of an important part of the Bank’s cost of funding, although still maintaining the liquidity risk of the pool. This is achieved by setting the cash flows of the hedged items equal to those of the derivative instruments, modifying uncertain cash flows for certain cash flows.
●	It also sets the rate of funding sources at a floating rate, decreasing the risk that its funding costs increase.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-78

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

The following table presents the nominal values of the hedged item as of December 31, 2019 and 2018:

	As of December 31, 2019
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts at amortized cost
Loans (inflation-indexed)	1,804,079	566,729	—	—	2,370,808
Commercial loans (interest rate)	5,000	43,000	—	—	48,000
Time deposits and other time liabilities
Time deposits	27,408	—	342,633	41,300	411,341
Debt instruments issued
Current bonds	—	—	—	—	—
Interbank borrowings
Interbank loans	476,036	—	78,592	—	554,628
Forecast Transaction
Payment in USD	42,979	—	—	—	42,979
Totals	2,355,502	609,729	421,225	41,300	3,427,756
Hedging instruments
Currency forwards	2,275,939	556,633	—	—	2,832,572
Currency swaps	47,155	—	78,592	—	125,747
Interest rate swaps	32,408	53,096	342,633	41,300	469,437
Totals	2,355,502	609,729	421,225	41,300	3,427,756

	As of December 31, 2018
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Loans (inflation-indexed)	2,015,643	9,961	—	—	2,025,604
Commercial loans (interest rate)	—	28,000	20,000	—	48,000
Time deposits and other time liabilities
Time deposits	129,100	52,027	—	46,698	227,825
Debt instruments issued
Current bonds	173,683	—	—	—	173,683
Interbank borrowings
Interbank loans	398,606	—	72,766	—	471,372
Totals	2,717,032	89,988	92,766	46,698	2,946,484
Hedging instruments
Currency forwards	2,073,971	—	—	—	2,073,971
Currency swaps	444,488	—	72,766	—	517,254
Interest rate swaps	198,573	89,988	20,000	46,698	355,259
Totals	2,717,032	89,988	92,766	46,698	2,946,484

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-79

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

Below is an estimate of the periods in which flows are expected to occur.

Forecasted cash flows by interest rate risk:

	As of December 31, 2019
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	43,430	23,797	—	—	67,227
Outflows	(484,997)	(17,615)	(13,260)	(941)	(516,813)
Net Flows	(441,567)	6,182	(13,260)	(941)	(449,586)
Hedging instruments (*)
Outflows	(43,430)	(23,797)	—	—	(67,227)
Inflows	484,997	17,615	13,260	941	516,813
Net flows	441,567	(6,182)	13,260	941	449,586

	As of December 31, 2018
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	1,848,702	169,442	521	—	2,018,665
Outflows	(11,046)	(3,797)	(5,693)	(2,837)	(23,373)
Net Flows	1,837,656	165,645	(5,172)	(2,837)	1,995,292
Hedging instruments (*)
Outflows	(1,848,702)	(169,442)	(521)	—	(2,018,665)
Inflows	11,046	3,797	5,693	2,837	23,373
Net flows	(1,837,656)	(165,645)	5,172	2,837	(1,995,292)

(*)    Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31,
	2019		2018
	Effective	Ineffective	Effective	Ineffective
	portion	portion	portion	portion
	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Loans (inflation-indexed)	(3,698)	(516)	13,963	2,032
Commercial loans (interest rate)	1,135	289	1,270	270
Time deposits and other time liabilities
Time deposits	(4,275)	91	(158)	—
Debt instruments issued
Current bonds	—	—	(3,829)	(2,718)
Interbank borrowings
Interbank loans	(3,019)	(8)	43	—
Forecast Transaction
Payment in USD	3,065	—	—	—
Totals	(6,792)	(144)	11,289	(416)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-80

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

The effective portion generated by cash flow derivatives recorded in the Statement of Changes in Equity as of December 31, 2019 and 2018. The ineffective portion is recognized immediately in the Consolidated Statement of Income. This ineffectivess is generated because both the hedged item and the hedged object do not mirror each other, which means that changes in value attributable to rate and reset components are not fully offset, but remain within the effectiveness range defined by the standard.

The income generated by cash flow hedge derivatives whose effect was transferred from Other Comprehensive Income to Income for the year, is as follow:

	As of December 31,
	2019	2018
	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Loans (inflation-indexed)	—	—
Commercial loans (interest rate)	—	—
Time deposits and other time liabilities
Time deposits	789	200
Debt instruments issued
Current bonds	—	—
Interbank borrowings
Interbank loans	—	—
Forecast Transaction
Payment in USD	—	—
Totals	789	200

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

Hedges of a net investment in a foreign operation, including hedges of monetary items that are accounted for as part of a net investment, are recorded to cash flow hedges, where:

●	The portion of the gain or loss from the hedge instrument that is determined to be an effective hedge is recognized in equity. As of December 31, 2019, this was a credit of MCh$10,756 (debit of MCh$21,657 net of deferred taxes as of December 31, 2018).
●	The ineffective portion is recognized in profit or loss. No such amounts were recorded in 2019 and 2018.

		As of December 31,
	Notes	2019	2018
		MCh$	MCh$
Opening balances		21,657	47,454
Gains (losses) on hedge of net investment in foreign operation, before tax	24 b.	(46,786)	(35,338)
Income tax relating to hedges of net investment in foreign operations	24 b.	14,373	9,541
Ending balances		(10,756)	21,657

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-81

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

Each hedge is detailed in the table below:

Hedge of net investment

	As of December 31, 2019
					Statements of
					Changes in	Statement
	Notional				Equity	of Income
					Effective
		Between 1 and	Between 3 and		portion for the	Ineffective
	Up to 1 year	3 years	6 years	Over 6 years	year	portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Net investment in New York Branch	2,360,798	—	—	—	(35,744)	—
Net investment Itaú Corpbanca Colombia	305,723	—	—	—	(11,042)	—
Total	2,666,521	—	—	—	(46,786)	—
Hedging instrument
Foreign currency forwards	2,666,521	—	—	—	(46,786)	—

	As of December 31, 2018
					Statements of
					Changes in	Statement
	Notional				Equity	of Income
					Effective
		Between 1 and	Between 3 and		portion for the	Ineffective
	Up to 1 year	3 years	6 years	Over 6 years	year	portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Net investment in New York Branch	1,326,934	—	—	—	(26,179)	—
Net investment Itaú Corpbanca Colombia	116,715	—	—	—	(10,354)	—
Total	1,443,649	—	—	—	(36,533)	—
Hedging instrument
Foreign currency forwards	1,443,649	—	—	—	(36,533)	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-82

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 9 -Interbank Loans

a)	As of December 31, 2019 and 2018, the balances presented under the item "Interbank loans, net" are as follow:

	As of December 31,
	2019	2018
	MCh$	MCh$
Local banks
Loans to local banks	—	—
Allowances for loans losses	—	—
Subtotals	—	—
Foreign banks
Interbank cash loans	37,048	30,507
Loans to foreign banks	755	5,594
Non-transferable deposits with foreign banks	18,832	65,556
Allowances for loans losses	(239)	(463)
Subtotals	56,396	101,194
Chilean Central Bank
Deposits with the Chilean Central Bank not available (*)	—	240,050
Subtotals	—	240,050
Totals	56,396	341,244

(*)    These are deposits that do not qualify as time deposits

b)	Movements in allowances and impairment for interbanks loans during the year ended December 31, 2019 and 2018 are detailed as follows:

	Interbank loans allowances
	2019				2018
	Stage 1	Stage 2	Stage 2		Stage 1	Stage 2	Stage 2
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	463	—	—	463	208	—	—	208
Changes in the allowances
- Transfer to stage 1	—	—	—	—	—	—	—	—
- Transfer to stage 2	—	—	—	—	—	—	—	—
- Transfer to stage 3	—	—	—	—	—	—	—	—
- Increases due to change in credit risk	—	—	—	—	—	—	—	—
- Decreases due to change in credit risk	—	—	—	—	—	—	—	—
- Charge-offs	—	—	—	—	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—
New financial assets originated or purchased	316	—	—	316	344	—	—	344
Financial assets that have been derecognized	(574)	—	—	(574)	(131)	—	—	(131)
Changes in models/risk parameters	—	—	—	—	—	—	—	—
Foreign exchange and other movements	34	—	—	34	42	—	—	42
Ending balances as of December 31,	239	—	—	239	463	—	—	463

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-83

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 10 - Loans and Accounts Receivable from Customers

a)Loans and accounts receivable from customers

As of December 31, 2019, the composition of the loan portfolio is as follows:

		Allowances for loan losses
		Individual	Group
As of December 31, 2019	Gross Assets	allowances	allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	12,288,810	193,135	224,925	418,060	11,870,750
Foreign trade loans	1,109,169	—	74,488	74,488	1,034,681
Checking account debtors	154,276	—	10,508	10,508	143,768
Factoring transactions	221,104	—	3,694	3,694	217,410
Student loans	654,721	—	19,442	19,442	635,279
Leasing transactions	1,005,209	—	16,302	16,302	988,907
Other commercial loans and receivables	27,255	—	2,705	2,705	24,550
Subtotals	15,460,544	193,135	352,064	545,199	14,915,345
Mortgage loans:
Loans with mortgage finance bonds	30,269	—	378	378	29,891
Endorsable mutual mortgage loans	103,850	—	1,408	1,408	102,442
Other mutual mortgage loans	4,384,547	—	63,528	63,528	4,321,019
Mortgage leasing transactions	336,587	—	12,879	12,879	323,708
Other mortgage loans and receivables	20,788	—	308	308	20,480
Subtotals	4,876,041	—	78,501	78,501	4,797,540
Consumer loans:
Installment consumer loans	2,005,038	—	193,726	193,726	1,811,312
Checking account debtors	206,738	—	20,106	20,106	186,632
Credit card balances	537,741	—	37,998	37,998	499,743
Consumer leasing transactions	3,113	—	227	227	2,886
Other consumer loans and receivables	45,599	—	4,360	4,360	41,239
Subtotals	2,798,229	—	256,417	256,417	2,541,812
Totals	23,134,814	193,135	686,982	880,117	22,254,697

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-84

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 10 - Loans and Accounts Receivable from Customers, continued

As of December 31, 2018, the composition of the loan portfolio is as follows:

		Allowances for loan losses
		Individual	Group
As of December 31, 2018	Gross Assets	allowances	allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	11,457,388	133,610	258,177	391,787	11,065,601
Foreign trade loans	928,443	—	7,964	7,964	920,479
Checking account debtors	131,100	—	6,801	6,801	124,299
Factoring transactions	210,567	—	9	9	210,558
Student loans	676,689	—	51,091	51,091	625,598
Leasing transactions	928,160	—	25,113	25,113	903,047
Other commercial loans and receivables	34,553	—	1,942	1,942	32,611
Subtotals	14,366,900	133,610	351,097	484,707	13,882,193
Mortgage loans:
Loans with mortgage finance bonds	38,364	—	472	472	37,892
Endorsable mutual mortgage loans	118,668	—	8,016	8,016	110,652
Other mutual mortgage loans	3,953,245	—	52,138	52,138	3,901,107
Mortgage leasing transactions	312,118	—	4,395	4,395	307,723
Other mortgage loans and receivables	23,432	—	1,096	1,096	22,336
Subtotals	4,445,827	—	66,117	66,117	4,379,710
Consumer loans:
Installment consumer loans	1,921,785	—	155,472	155,472	1,766,313
Checking account debtors	209,492	—	17,579	17,579	191,913
Credit card balances	481,567	—	38,426	38,426	443,141
Consumer leasing transactions	6,203	—	476	476	5,727
Other consumer loans and receivables	50,716	—	5,343	5,343	45,373
Subtotals	2,669,763	—	217,296	217,296	2,452,467
Totals	21,482,490	133,610	634,510	768,120	20,714,370

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2019 and 2018, the fair value of guarantees taken corresponds to 135.51% and 136.48% of the assets covered, respectively.

In the case of mortgage guarantees, as of December 31, 2019 and 2018, the fair value of the guarantees taken corresponds to 89.87% and 90.10% of the balance receivable on loans, respectively.

The Bank finances its customers’ purchases of assets, including real estate and other personal property, through finance lease agreements that are presented within this item. As of December 31, 2019, the Bank recorded MCh$628,823 in finance leases for property (MCh$436,654 as of December 31, 2018) and MCh$716,401 in finance leases for real estate property (MCh$809,826 as of December 31, 2018).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-85

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 10 - Loans and Accounts Receivable from Customers, continued

The following tables present the movements for the total loan portfolio disaggregated by individually and group assesed loans for the year ended December 31, 2019 and 2018:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Loan portfolio
Opening balances as of January 1, 2019	—	367,611	140,943	508,554	17,697,774	2,532,128	744,034	20,973,936	21,482,490
Changes in the allowances								—	—
- Transfer to stage 1	—	—	—	—	392,454	(371,983)	(20,471)	—	—
- Transfer to stage 2	—	—	—	—	(749,463)	816,577	(67,114)	—	—
- Transfer to stage 3	—	(116,202)	116,202	—	(113,903)	(192,565)	306,468	—	—
-Charge-off	—	—	(21,841)	(21,841)	(13,979)	(22,862)	(114,590)	(151,431)	(173,272)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	55,367	32,129	87,496	6,487,407	583,765	184,664	7,255,836	7,343,332
Financial assets that have been derecognized	—	(46,681)	(11,754)	(58,435)	(5,024,522)	(771,046)	(201,451)	(5,997,019)	(6,055,454)
Net transfer from (to) group assessed	20,807	25,659	—	46,466	(20,807)	(25,659)	—	(46,466)	—
Foreign exchange and other movements	—	35,734	12,532	48,266	36,154	315,844	137,454	489,452	537,718
Ending balances as of December 31, 2019	20,807	321,488	268,211	610,506	18,691,115	2,864,199	968,994	22,524,308	23,134,814

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Loan portfolio
Opening balances as of January 1, 2018	39,213	307,702	22,132	369,047	15,227,713	3,540,274	1,245,571	20,013,558	20,382,605
Changes in the allowances								—	—
- Transfer to stage 1	—	—	—	—	465,545	(453,418)	(12,127)	—	—
- Transfer to stage 2	(39,213)	39,213	—	—	(624,014)	684,868	(60,854)	—	—
- Transfer to stage 3	—	—	—	—	(63,263)	(138,912)	202,175	—	—
-Charge-off	—	—	—	—	(13,837)	(26,525)	(105,451)	(145,813)	(145,813)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	69,356	41,626	110,982	5,530,053	501,380	186,025	6,217,458	6,328,440
Financial assets that have been derecognized	—	(8,129)	—	(8,129)	(4,221,649)	(871,600)	(212,737)	(5,305,986)	(5,314,115)
Net transfer from (to) group assessed	—	—	—	—	—	—	—	—	—
Foreign exchange and other movements	—	(40,531)	77,185	36,654	1,397,226	(703,939)	(498,568)	194,719	231,373
Ending balances as of December 31, 2018	—	367,611	140,943	508,554	17,697,774	2,532,128	744,034	20,973,936	21,482,490

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-86

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 10 - Loans and Accounts Receivable from Customers, continued

The following table presents the movements for the Commercial loans portfolio disaggregated by individually and group assesed loans for the year ended December 31, 2019:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals

Opening balances as of January 1, 2019	—	367,611	140,943	508,554	11,935,270	1,428,951	494,125	13,858,346	14,366,900
Changes in the allowances
- Transfer to stage 1	—	—	—	—	158,836	(145,228)	(13,608)	—	—
- Transfer to stage 2	—	—	—	—	(430,358)	454,203	(23,845)	—	—
- Transfer to stage 3	—	(116,202)	116,202	—	(85,689)	(113,481)	199,170	—	—
-Charge-off	—	—	(21,841)	(21,841)	(654)	(1,314)	(74,877)	(76,845)	(98,686)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	55,367	32,129	87,496	4,901,848	341,720	115,347	5,358,915	5,446,411
Financial assets that have been derecognized	—	(46,681)	(11,754)	(58,435)	(4,049,247)	(506,777)	(149,445)	(4,705,469)	(4,763,904)
Net transfer from (to) group assessed	20,807	25,659	—	46,466	(20,807)	(25,659)	—	(46,466)	—
Foreign exchange and other movements	—	35,733	12,533	48,266	36,212	293,402	131,943	461,557	509,823
Ending balances as of December 31, 2019	20,807	321,487	268,212	610,506	12,445,411	1,725,817	678,810	14,850,038	15,460,544

The following table presents the movements for the Commercial loans portfolio disaggregated by individually and group assesed loans for the year ended December 31, 2018:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals

Opening balances as of January 1, 2018	39,213	307,702	22,132	369,047	10,143,732	2,252,265	951,502	13,347,499	13,716,546
Changes in the allowances
- Transfer to stage 1	—	—	—	—	252,306	(245,768)	(6,538)	—	—
- Transfer to stage 2	(39,213)	39,213	—	—	(297,179)	319,361	(22,182)	—	—
- Transfer to stage 3	—	—	—	—	(38,989)	(70,966)	109,955	—	—
-Charge-off	—	—	—	—	(248)	(2,739)	(68,752)	(71,739)	(71,739)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	69,356	41,626	110,982	4,181,172	271,747	131,865	4,584,784	4,695,766
Financial assets that have been derecognized	—	(8,129)	—	(8,129)	(3,359,810)	(638,568)	(172,661)	(4,171,039)	(4,179,168)
Net transfer from (to) group assessed	—	—	—		—	—	—
Foreign exchange and other movements	—	(40,531)	77,185	36,654	1,054,286	(456,381)	(429,064)	168,841	205,495
Ending balances as of December 31, 2018	—	367,611	140,943	508,554	11,935,270	1,428,951	494,125	13,858,346	14,366,900

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-87

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 10 - Loans and Accounts Receivable from Customers, continued

The following table presents the movements of the Mortgage loans portfolio for the year ended December 31, 2019:

	Group assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2019	3,626,811	659,119	159,897	4,445,827
Changes in the allowances
- Transfer to stage 1	112,611	(112,195)	(416)	—
- Transfer to stage 2	(174,723)	210,287	(35,564)	—
- Transfer to stage 3	(12,815)	(64,770)	77,585	—
-Charge-off	(36)	(115)	(12,230)	(12,381)
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	763,342	17,230	2,298	782,870
Financial assets that have been derecognized	(330,014)	(62,240)	(20,063)	(412,317)
Foreign exchange and other movements	58,589	8,694	4,759	72,042
Ending balances as of December 31, 2019	4,043,765	656,010	176,266	4,876,041

The following table presents the movements of the Mortgage loans portfolio for the year ended December 31, 2018:

	Group assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2018	3,273,643	702,101	177,009	4,152,753
Changes in the allowances
- Transfer to stage 1	104,374	(103,260)	(1,114)	—
- Transfer to stage 2	(189,936)	223,677	(33,741)	—
- Transfer to stage 3	(12,797)	(57,063)	69,860	—
-Charge-off	—	(3)	(8,697)	(8,700)
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	589,959	17,008	2,417	609,384
Financial assets that have been derecognized	(302,784)	(62,366)	(18,533)	(383,683)
Foreign exchange and other movements	164,352	(60,975)	(27,304)	76,073
Ending balances as of December 31, 2018	3,626,811	659,119	159,897	4,445,827

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-88

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 10 - Loans and Accounts Receivable from Customers, continued

The following table presents the movements of the Consumer loans portfolio for the year ended December 31, 2019:

	Group assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2019	2,135,693	444,058	90,012	2,669,763
Changes in the allowances
- Transfer to stage 1	121,007	(114,560)	(6,447)	—
- Transfer to stage 2	(144,382)	152,087	(7,705)	—
- Transfer to stage 3	(15,399)	(14,314)	29,713	—
-Charge-off	(13,289)	(21,433)	(27,483)	(62,205)
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	822,217	224,815	67,019	1,114,051
Financial assets that have been derecognized	(645,261)	(202,029)	(31,943)	(879,233)
Foreign exchange and other movements	(58,647)	13,748	752	(44,147)
Ending balances as of December 31, 2019	2,201,939	482,372	113,918	2,798,229

The following table presents the movements of the Consumer loans portfolio for the year ended December 31, 2018:

	Group assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2018	1,810,338	585,908	117,060	2,513,306
Changes in the allowances
- Transfer to stage 1	108,865	(104,390)	(4,475)	—
- Transfer to stage 2	(136,899)	141,830	(4,931)	—
- Transfer to stage 3	(11,477)	(10,883)	22,360	—
-Charge-off	(13,589)	(23,783)	(28,002)	(65,374)
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	758,922	212,625	51,743	1,023,290
Financial assets that have been derecognized	(559,055)	(170,666)	(21,543)	(751,264)
Foreign exchange and other movements	178,588	(186,583)	(42,200)	(50,195)
Ending balances as of December 31, 2018	2,135,693	444,058	90,012	2,669,763

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-89

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 10 - Loans and Accounts Receivable from Customers, continued

b)Portfolio characteristics

As of December 31, 2019 and 2018, the loan portfolio before allowances for loan losses by customer economic activity was as follows:

	As of December 31, 2019
	Local loans	Foreign loans	Totals	Distribution percentage
	MCh$	MCh$	MCh$	%
Commercial loans
Manufacturing	988,739	111,000	1,099,739	4.75%
Mining	292,263	259,352	551,615	2.38%
Electricity, gas and water	685,749	439,792	1,125,541	4.87%
Agriculture and livestock	309,648	174,295	483,943	2.09%
Forestry and wood extraction	48,192	5,136	53,328	0.23%
Fishing	42,397	4,505	46,902	0.20%
Transport	478,737	80,534	559,271	2.42%
Communications	25,209	9,717	34,926	0.15%
Construction	1,757,874	348,955	2,106,829	9.11%
Commerce	1,439,969	689,210	2,129,179	9.20%
Services	2,864,307	1,080,264	3,944,571	17.05%
Others	2,275,275	1,049,425	3,324,700	14.37%
Subtotals	11,208,359	4,252,185	15,460,544	66.82%
Mortgage loans	4,211,094	664,947	4,876,041	21.08%
Consumer loans	1,923,745	874,484	2,798,229	12.10%
Total	17,343,198	5,791,616	23,134,814	100%

	As of December 31, 2018
	Local loans	Foreign loans	Totals	Distribution percentage
	MCh$	MCh$	MCh$	%
Commercial loans
Manufacturing	982,497	114,714	1,097,211	5.11%
Mining	424,883	252,894	677,777	3.16%
Electricity, gas and water	600,667	356,706	957,373	4.46%
Agriculture and livestock	207,271	139,098	346,369	1.61%
Forestry and wood extraction	24,511	5,172	29,683	0.14%
Fishing	1,945	1,530	3,475	0.02%
Transport	509,354	191,047	700,401	3.26%
Communications	23,886	62,191	86,077	0.40%
Construction	1,436,096	310,530	1,746,626	8.13%
Commerce	861,291	758,817	1,620,108	7.54%
Services	2,735,023	1,137,037	3,872,060	18.02%
Others	2,436,337	793,403	3,229,740	15.03%
Subtotals	10,243,761	4,123,139	14,366,900	66.88%
Mortgage loans	3,852,962	592,865	4,445,827	20.70%
Consumer loans	1,750,986	918,777	2,669,763	12.43%
Total	15,847,709	5,634,781	21,482,490	100%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-90

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 10 - Loans and Accounts Receivable from Customers, continued

c)Allowances for loans losses

Movements in allowances for loan losses during the year ended December 31, 2019 and 2018, under IFRS 9, detailed as follows:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2019	—	46,153	87,457	133,610	138,492	232,447	263,571	634,510	768,120
Changes in the allowances
-Net transfer to stage 1	—	—	—	—	29,418	(23,245)	(6,173)	—	—
-Net transfer to stage 2	—	—	—	—	(14,077)	28,023	(13,946)	—	—
-Net transfer to stage 3	—	(22,642)	22,642	—	(5,171)	(29,876)	35,047	—	—
- Increases due to change in credit risk	—	1,216	62,685	63,901	19,691	80,613	105,143	205,447	269,348
- Decreases due to change in credit risk	—	(7,758)	(1,096)	(8,854)	(51,409)	(39,540)	(11,452)	(102,401)	(111,255)
- Charge-Offs	—	—	(13,891)	(13,891)	(983)	(7,631)	(144,859)	(153,473)	(167,364)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	12,496	7,376	19,872	73,009	91,324	98,595	262,928	282,800
Financial assets that have been derecognized	—	(1,824)	(3,152)	(4,976)	(49,158)	(62,668)	(82,517)	(194,343)	(199,319)
Net transfer from (to) group assessed	—	933	—	933	—	(933)	—	(933)	—
Foreign exchange and other movements	—	13,426	(10,886)	2,540	5,603	(8,217)	37,861	35,247	37,787
Ending balances as of December 31, 2019	—	42,000	151,135	193,135	145,415	260,297	281,270	686,982	880,117

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-91

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 10 - Loans and Accounts Receivable from Customers, continued

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2018	—	49,389	32,736	82,125	126,230	248,129	284,089	658,448	740,573
Changes in the allowances
-Net transfer to stage 1	—	—	—	—	—	36,325	41,471	77,796	77,796
-Net transfer to stage 2	—	—	—	—	(5,233)	—	49,097	43,864	43,864
-Net transfer to stage 3	—	—	—	—	(4,354)	(22,811)	—	(27,165)	(27,165)
- Increases due to change in credit risk	—	3,732	16,587	20,319	18,307	18,459	28,670	65,436	85,755
- Decreases due to change in credit risk	—	(532)	(1,706)	(2,238)	(23,460)	(27,162)	(9,105)	(59,727)	(61,965)
- Charge-Offs	—	—	—	—	(21,316)	(18,559)	(95,091)	(134,966)	(134,966)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	6,428	17,037	23,465	66,074	54,568	77,069	197,711	221,176
Financial assets that have been derecognized	—	(20,636)	(15,355)	(35,991)	(19,950)	(58,405)	(78,728)	(157,083)	(193,074)
Net transfer from (to) group assessed	—	7,772	38,158	45,930	138	(1,761)	(38,158)	(39,781)	6,149
Foreign exchange and other movements	—	—	—	—	2,056	3,664	4,257	9,977	9,977
Ending balances as of December 31, 2018	—	46,153	87,457	133,610	138,492	232,447	263,571	634,510	768,120

The detail by type of portfolio (commercial, mortgage and consumer) is as follow:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
Commercial	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2019	—	46,153	87,457	133,610	61,971	109,805	179,321	351,097	484,707
Changes in the allowances
-Net transfer to stage 1	—	—	—	—	9,243	(7,555)	(1,688)	—	—
-Net transfer to stage 2	—	—	—	—	(6,626)	10,260	(3,634)	—	—
-Net transfer to stage 3	—	(22,642)	22,642	—	(1,927)	(11,340)	13,267	—	—
- Increases due to change in credit risk	—	1,216	62,685	63,901	13,071	32,280	46,212	91,563	155,464
- Decreases due to change in credit risk	—	(7,758)	(1,096)	(8,854)	(18,572)	(19,449)	(8,373)	(46,394)	(55,248)
- Charge-Offs	—	—	(13,891)	(13,891)	(28)	(179)	(68,119)	(68,326)	(82,217)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	12,496	7,376	19,872	36,672	35,008	45,007	116,687	136,559
Financial assets that have been derecognized	—	(1,824)	(3,152)	(4,976)	(23,152)	(28,514)	(58,013)	(109,679)	(114,655)
Net transfer from (to) group assessed	—	933	—	933	—	(933)	—	(933)	—
Foreign exchange and other movements	—	13,426	(10,886)	2,540	2,384	(9,712)	25,377	18,049	20,589
Ending balances as of December 31, 2019	—	42,000	151,135	193,135	73,036	109,671	169,357	352,064	545,199

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-92

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 10 - Loans and Accounts Receivable from Customers, continued

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
Commercial	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2018	—	49,389	32,736	82,125	63,093	131,854	211,463	406,410	488,535
Changes in the allowances
-Net transfer to stage 1	—	—	—	—	—	14,148	24,174	38,322	38,322
-Net transfer to stage 2	—	—	—	—	(1,047)	—	39,461	38,414	38,414
-Net transfer to stage 3	—	—	—	—	(3,426)	(18,176)	—	(21,602)	(24,602)
- Increases due to change in credit risk	—	3,732	16,587	20,319	8,594	6,716	12,823	28,133	48,452
- Decreases due to change in credit risk	—	(532)	(1,706)	(2,238)	(12,651)	(10,713)	(8,321)	(31,685)	(33,923)
- Charge-Offs	—	—	—	—	(10,983)	(7,447)	(57,566)	(75,996)	(75,996)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	6,428	17,037	23,465	27,419	16,594	42,544	86,557	110,022
Financial assets that have been derecognized	—	(20,636)	(15,355)	(35,991)	(10,395)	(23,782)	(50,516)	(84,693)	(120,684)
Net transfer from (to) group assessed	—	7,772	38,158	45,930	138	(1,761)	(38,158)	(39,781)	6,149
Foreign exchange and other movements	—	—	—	—	1,229	2,372	3,417	7,018	7,018
Ending balances as of December 31, 2018	—	46,153	87,457	133,610	61,971	109,805	179,321	351,097	484,707

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-93

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 10 - Loans and Accounts Receivable from Customers, continued

	Group assessed
	Stage 1	Stage 2	Stage 3
Mortgage	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2019	5,756	37,800	22,561	66,117	66,117
Changes in the allowances
- Transfer to stage 1	3,316	(2,901)	(415)	—	—
- Transfer to stage 2	(484)	5,430	(4,946)	—	—
- Transfer to stage 3	(244)	(7,413)	7,657	—	—
- Increases due to change in credit risk	530	25,837	5,502	31,869	31,869
- Decreases due to change in credit risk	(4,200)	(8,916)	(2,564)	(15,680)	(15,680)
- Write-Offs	—	(16)	(2,624)	(2,640)	(2,640)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—
New financial assets originated or purchased	1,347	1,622	512	3,481	3,481
Financial assets that have been derecognized	(605)	(2,553)	(2,343)	(5,501)	(5,501)
Changes in models/risk parameters	—	—	—	—	—
Foreign exchange and other movements	264	182	409	855	855
Ending balances as of December 31, 2019	5,680	49,072	23,749	78,501	78,501

	Group assessed
	Stage 1	Stage 2	Stage 3
Mortgage	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2018	3,962	37,460	19,049	60,471	60,471
Changes in the allowances
- Transfer to stage 1	—	5,344	2,644	7,988	7,988
- Transfer to stage 2	(206)	—	4,253	4,047	4,047
- Transfer to stage 3	(73)	(2,918)	—	(2,991)	(2,991)
- Increases due to change in credit risk	1,203	5,921	1,619	8,743	8,743
- Decreases due to change in credit risk	(394)	(7,002)	(321)	(7,717)	(7,717)
- Write-Offs	—	(13)	(2,491)	(2,504)	(2,504)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—
New financial assets originated or purchased	1,639	1,577	405	3,621	3,621
Financial assets that have been derecognized	(399)	(2,792)	(271)	(5,901)	(5,901)
Changes in models/risk parameters	—	—	—	—	—
Foreign exchange and other movements	24	223	113	360	360
Ending balances as of December 31, 2018	5,756	37,800	22,561	66,117	66,117

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-94

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 10 - Loans and Accounts Receivable from Customers, continued

	Group assessed
	Stage 1	Stage 2	Stage 3
Consumer	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2019	70,765	84,842	61,689	217,296	217,296
Changes in the allowances
- Transfer to stage 1	16,859	(12,789)	(4,070)	—	—
- Transfer to stage 2	(6,968)	12,334	(5,366)	—	—
- Transfer to stage 3	(3,000)	(11,123)	14,123	—	—
- Increases due to change in credit risk	6,090	34,493	53,429	94,012	94,012
- Decreases due to change in credit risk	(28,637)	(11,175)	(515)	(40,327)	(40,327)
- Write-Offs	(955)	(7,436)	(74,116)	(82,507)	(82,507)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—
New financial assets originated or purchased	34,990	54,694	53,076	142,760	142,760
Financial assets that have been derecognized	(25,401)	(31,601)	(22,161)	(79,163)	(79,163)
Changes in models/risk parameters	—	—	—	—	—
Foreign exchange and other movements	2,949	1,268	129	4,346	4,346
Ending balances as of December 31, 2019	66,692	113,507	76,218	256,417	256,417

	Group assessed
	Stage 1	Stage 2	Stage 3
Consumer	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2018	59,175	78,815	53,577	191,567	191,567
Changes in the allowances
- Transfer to stage 1	—	16,833	14,653	31,486	31,486
- Transfer to stage 2	(3,980)	—	5,383	1,403	1,403
- Transfer to stage 3	(855)	(1,717)	—	(2,572)	(2,572)
- Increases due to change in credit risk	8,510	5,822	14,228	28,560	28,560
- Decreases due to change in credit risk	(10,415)	(9,447)	(463)	(20,325)	(20,325)
- Write-Offs	(10,333)	(11,099)	(35,034)	(56,466)	(56,466)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—
New financial assets originated or purchased	37,016	36,397	34,120	107,533	107,533
Financial assets that have been derecognized	(9,156)	(31,831)	(25,502)	(66,489)	(66,489)
Changes in models/risk parameters		—	—	—	—
Foreign exchange and other movements	803	1,069	727	2,599	2,599
Ending balances as of December 31, 2018	70,765	84,842	61,689	217,296	217,296

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-95

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 10 - Loans and Accounts Receivable from Customers, continued

d)Portfolio sales

As of December 31, 2019 and 2018, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on result of these transactions amounts to MCh$14,588 as of December 31, 2019 (MCh$1,602 as of December 31, 2018), is recorded within net gains from trading and investment income activities in the consolidated statement of income for the year, disclosed in Note 25 “Net income (expense) from financial operations” within “Sale of loans and accounts receivable from customers”.

d.1) Current and charged-off portfolios sales

As of December 31, 2019 and 2018, the Bank and its subsidiaries derecognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities in Note 1, letter l), point iv) of the annual Consolidated Financial Statements. The main sales during 2019 and 2018 were of loans related to Law 20,027, which are detailed in point d.2).

	For the year ended December 31, 2019					For the year ended December 31, 2018
				Adjustment	Net effect on				Adjustment	Net effect on
Portfolio	Loan Value	Allowances	Sale price	to EIR	income	Loan Value	Allowances	Sale price	to EIR	income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currents	14,231	(14,113)	4,130	(207)	3,805	62,261	24,797	24,662	—	(12,802)
Charged-offs	—	—	2,199	—	2,199	—	—	1,132	—	1,132
Totales	14,231	(14,113)	6,329	(207)	6,004	62,261	24,797	25,794	—	(11,670)

d.2) CAE portfolio sale

For the year ended December 31, 2019, a gain was recognized amounting to MCh$8,584 (MCh$13,272 for the year ended December 31, 2018) corresponding to the income generated in the sale included directly in the Consolidated Statement of Income under “Net income from financial operations”. An adjustment to the effective interest rate for MCh$9,079 as of December 31, 2019 (MCh$11,768 as of December 31, 2018) is allocated to the portion of the CAE portfolio that was classified as loans at amortized cost, recognizing an effective interest rate equivalent for all these operations, according to IFRS 9.

	Al 31 de diciembre de 2019					Al 31 de diciembre de 2018
				Adjustment	Net effect on				Adjustment	Net effect on
Portfolio	Loan Value	Allowances	Sale price	to EIR	income	Loan Value	Allowances	Sale price	to EIR	income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
CAE	103,201	(849)	120,015	9,079	8,584	95,521	(119)	120,442	11,768	13,272

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-96

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 10 - Loans and Accounts Receivable from Customers, continued

e)Lease

As of December 31, 2019 and 2018, the Bank’s scheduled cash flows to be received from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable
	As of December 31,		As of December 31,		As of December 31,
	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Up to one month	13,793	29,177	7	1,310	13,786	27,867
More than 1 month to 3 months	4,033	31,278	54	2,636	3,979	28,642
More than 3 months up to 1 year	39,184	116,526	1,839	10,621	37,345	105,905
More than 1 year up to 3 years	263,280	257,976	23,286	31,491	239,994	226,485
More than 3 years up to 6 years	413,066	28,492	71,543	54,922	341,523	229,998
More than 6 years	1,172,198	1,077,447	463,916	449,864	708,282	627,584
Totals	1,905,554	1,797,324	560,645	550,844	1,344,909	1,246,481

	As of December 31,
Leasing transactions	2019	2018
	MCh$	MCh$
Commercial	1,005,209	928,160
Mortgage	336,587	312,118
Consumer	3,113	6,203
Totals	1,344,909	1,246,481

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-97

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 11 – Investment instruments

a) Investment instruments at fair value through other comprehensive income and at amortized cost

As of December 31, 2019 and 2018, the detail of financial instruments measured at FVOCI and at amortized cost is as follows:

	As of December 31, 2019			As of December 31, 2018
	At FVOCI	At amortized cost	Totals	At FVOCI	At amortized cost	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments	3,588,214	115,658	3,703,872	2,644,797	198,923	2,843,720
Equity instruments	10,676	—	10,676	12,357	—	12,357
Totals	3,598,890	115,658	3,714,548	2,657,154	198,923	2,856,077

b) Debt instruments at fair value through other comprehensive income and at amortized cost

As of December 31, 2019 and 2018, the detail of financial instruments measured at FVOCI and at amortized cost is as follows:

	As of December 31, 2019			As of December 31, 2018
	At FVOCI	At amortized cost	Totals	At FVOCI	At amortized cost	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	477,900	—	477,900	411,431	—	411,431
Chilean Treasury bonds	1,609,397	—	1,609,397	913,041	—	913,041
Other goverment securities	86,981	—	86,981	27,612	—	27,612
Other local institutions financial instruments						—
Time deposits in local banks	412,962	—	412,962	185,501	—	185,501
Mortgage finance bonds	41	—	41	50	—	50
Chilean financial institutions bonds	118,583	—	118,583	—	—	—
Other local financial investments	—	—	—	—	—	—
Foreign institutions financial instruments						—
Foreign Governments and Central Banks financial instruments	165,927	—	165,927	769,693	198,923	968,616
Other foreign financial instruments	716,423	115,658	832,081	332,560	—	332,560
Investments not quoted in active markets						—
Corporate bonds	—	—	—	4,909	—	4,909
Totals	3,588,214	115,658	3,703,872	2,644,797	198,923	2,843,720

As of December 31, 2019 this total includes MCh$266,779, included in Note 5 “Cash and cash equivalents,” which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

As of December 31, 2019, the portfolio at FVTOCI includes an unrealized gain of MCh$46,033, presented in Equity as valuation accounts, distributed among a gain of MCh$38,818 attributable to equity holders and a gain of MCh$7,215 attributable to non-controlling interest.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-98

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 11 – Investment instruments, continued

c) Impairment of debt instruments at fair value through other comprehensive income and at amortized cost

As of December 31, 2019 and 2018 the portfolios of debt securities classified as investment instruments at fair value through other comprehensive income includes impairment movements as summarized below:

Financial instruments at FVOCI
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Balances as of January 1, 2019	134	—	—	134
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	—	—	—	—
- Decreases due to change in credit risk	—	—	—	—
- Charge-Offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	2,195	—	—	2,195
Financial assets that have been derecognized	(19)	—	—	(19)
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Balances as of December 31, 2019	2,310	—	—	2,310

Financial instruments at FVOCI
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Balances as of January 1, 2018	520	—	—	520
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	—	—	—	—
- Decreases due to change in credit risk	—	—	—	—
- Charge-Offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	25	—	—	25
Financial assets that have been derecognized	(411)	—	—	(411)
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Balances as of December 31, 2018	134	—	—	134

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-99

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 11 – Investment instruments, continued

As of December 31, 2019 and 2018 the portfolios of investment instruments at amortized cost includes impairment movements as summarized below:

Financial instruments at Amortized cost
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Balances as of January 1, 2019	(13)	—	—	(13)
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	—	—	—	—
- Decreases due to change in credit risk	—	—	—	—
- Charge-offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	24	—	—	24
Financial assets that have been derecognized	13	—	—	13
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Balances as of December 31, 2019	24	—	—	24

Financial instruments at Amortized cost
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Balances as of January 1, 2018	37	—	—	37
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	—	—	—	—
- Decreases due to change in credit risk	(50)	—	—	(50)
- Charge-offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	—	—	—	—
Financial assets that have been derecognized	—	—	—	—
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Balances as of December 31, 2018	(13)	—	—	(13)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-100

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 11 – Investment instruments, continued

d) Unrealized gains and losses of the portfolio at FVTOCI

Unrealized gains and losses of the FVTOCI portfolio as of December 31, 2019 and 2018 are detailed as follows:

	As of December 31, 2019				As of December 31, 2018
	Acquisition	Unrealized		Fair	Acquisition	Unrealized		Fair
	cost	Gain	Losses	value	cost	Gain	Losses	value

Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	477,127	2,023	(1,250)	477,900	411,223	533	(325)	411,431
Chilean Treasury bonds	1,593,550	19,865	(4,018)	1,609,397	911,596	2,458	(1,013)	913,041
Other government securities	86,454	626	(99)	86,981	28,131	—	(519)	27,612
Other local institutions financial instruments
Time deposits in local banks	412,936	85	(59)	412,962	185,468	70	(37)	185,501
Mortgage finance bonds	40	1	—	41	50	—	—	50
Chilean financial institutions bonds	117,641	1,008	(66)	118,583	—	—	—	—
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	160,481	5,520	(74)	165,927	752,791	24,505	(7,603)	769,693
Other foreign financial instruments	697,663	18,965	(205)	716,423	329,196	5,741	(2,377)	332,560
Investments not quoted in active markets
Corporate bonds	—	—	—	—	4,924	5	(20)	4,909
Equity instruments
Unlisted securities	6,965	3,711	—	10,676	8,325	4,032	—	12,357
Totals	3,552,857	51,804	(5,771)	3,598,890	2,631,704	37,344	(11,894)	2,657,154

e) Equity instruments at fair value through other comprehensive income

As of December 31, 2019 and 2018 the portfolio of equity investment instruments at fair value through comprehensive income are detail as follows:

	2019	2018
Unlisted securities	MCh$	MCh$
Domestic entities
Stock Exchanges	4,990	5,979

Foreign entities
A.C.H Colombia	989	799
Redeban Multicolor S.A.	634	539
Cámara de Compensación Divisas de Col. S.A.	270	229
Cámara de Riesgo Central de Contraparte S.A.	160	132
Servibanca - Tecnibanca (*)	—	1,818
Bolsa de Valores de Colombia	781	466
Credibanco	2,831	2,378
Others	21	17
Totals	10,676	12,357

(*) In February 2019, 100% of the shares in the company were sold at fair value, thus no income or loss was generated in this transaction.

This sale responded to a change in the business strategy where a holding in this company was no longer required in order to operate with it and to invest proceeds from sale in other activities in order to create greater value to the Bank’s shareholders.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-101

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 11 – Investment instruments, continued

Amounts recognized in profit and loss and other comprehensive income

For the years ended December 31, 2019 and 2018, the following gains and losses were recognized in profit or loss and other comprehensive income:

	2019	2018
	MCh$	MCh$
Dividends from equity investments held at FVOCI recognized in profit or loss	904	1,241
Related to investments derecognized during the period	35,489	13,765
Related to investments held at the end of the reporting period	—	—
Totals	35,489	13,765

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-102

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 12 – Investments in Associates

In 2019, the Bank gained significant influence over Nexus S.A. and Transbank S.A. Management concluded that, by the election of one of the Board members for each one on these entities, in addition to other factors, such as material transactions between the Bank and these entities, exchange of essential technical information with its investees, etc., the Bank has the power to participate in the financial and operating policy decisions of these investees, but does not control them. Consequently, the equity method has been applied.

a)	As of December 31, 2019, investments in associates are as follows:

		Investment
	Entity's share as of December 31,	Investment amount as of December 31	Income as of December 31
Entity	2019	2019	2019
	%	MM$	MM$
Nexus S.A (*)	12.90%	2,281	(133)
Transbank S.A (*)	8.72%	7,324	665
Totals		9,605	532

(*) This investments were previously classified as “Financial instruments at fair value through profit or loss” and classified as associates since significant influence was gained. Acquisition cost is deemed to be equivalent to the fair value of each investment as of the date in which it became an associate.

b) Summarized financial information of associates as of December 31, 2019:

	As of December 31
	2019
	Assets	Liabilities	Equity	Income
	MCh$	MCh$	MCh$	MCh$
Nexus S.A	31,147	13,472	4,097	13,578
Transbank S.A	1,217,448	1,134,781	69,265	13,402
Totals	1,248,595	1,148,253	73,362	26,980

c) During the year ended December 31, 2019, the Bank received dividends from its associates, as detailed below:

2019
MCh$
Dividends received (**)	268
Totals	268

(**) Dividends are considered as received before significant influence was obtained, thus are presented under “Net income from financial operations” in the Consolidated Statement of Income in accordance with the previous classification and measurement as financial instruments at fair value through profit and loss according with IFRS 9.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-103

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 12 – Investments in Associates, continued

d) Investment in associates movements for the year ended December 31, 2019 are as follow:

2019
MCh$
Opening balance as of January 1, 2019	—
Investment acquisition	—
Sale of investments	—
Initial application of equity method (**)	9,073
Participation in income	532
Ending balance as of December 31, 2019	9,605

(**) As indicated in a) above “significant influence” was gained in 2019, thus the equity method was initially applied this year.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-104

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 13 - Intangible assets

a)	Composition of intangibles assets as of December 31, 2019 and 2018 is as follows:

		Remaining	Net assets as			Net assets as
	Useful	amortization	of January 1,	Gross	Accumulated	of December
Concept	life years	years	2019	balance	amortization	31, 2019
			MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	3	151,840	314,200	(134,457)	179,743
IT projects and licenses	6	2	12,614	33,352	(28,160)	5,192
Assets generated in business combination			1,406,016	1,544,767	(156,465)	1,388,302
Goodwill	—	—	1,135,392	1,151,019	—	1,151,019
Trademarks	10	8	37,002	51,459	(19,561)	31,898
Customer relationship	12	10	69,259	98,268	(34,951)	63,317
Core deposits	9	7	164,363	244,021	(101,953)	142,068
Other projects	10	1	494	4,055	(2,859)	1,196
Totals			1,570,964	1,896,374	(321,941)	1,574,433

		Remaining	Net assets as			Net assets as
	Useful	amortization	of January 1,	Gross	Accumulated	of December
Concept	life years	years	2018	balance	amortization	31, 2018
			MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	3	113,355	263,179	(111,339)	151,840
IT projects and licenses	6	2	16,663	42,601	(29,987)	12,614
Assets generated in business combination			1,431,990	1,518,599	(112,583)	1,406,016
Goodwill	—	—	1,126,663	1,135,392	—	1,135,392
Trademarks	10	8	42,106	51,432	(14,430)	37,002
Customer relationship	12	10	76,038	93,591	(24,332)	69,259
Core deposits	9	7	187,183	238,184	(73,821)	164,363
Other projects	10	1	646	3,645	(3,151)	494
Totals			1,562,654	1,828,024	(257,060)	1,570,964

b)	Movements on gross balances of intangible assets as of December 31, 2019 and 2018 are as follows:

	Computer		Assets
	equipment		generated in
	system or	IT projects	business
	software	and licenses	combination	Goodwill	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	263,179	42,601	383,207	1,135,392	3,645	1,828,024
Acquisitions	53,140	80	—	—	—	53,220
Exchange differences	5,308	20	12,876	15,627	—	33,831
Others	(7,427)	(9,349)	(2,335)	—	410	(18,701)
Balances as of December 31, 2019	314,200	33,352	393,748	1,151,019	4,055	1,896,374

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-105

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 13 - Intangible assets, continued

	Computer		Assets
	equipment		generated in
	system or	IT projects	business
	software	and licenses	combination	Goodwill	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	203,080	42,474	375,952	1,126,663	3,645	1,751,814
Acquisitions	58,085	111	—	—	—	58,196
Disposals	(147)	—	—	—	—	(147)
Exchange differences	2,161	16	7,255	8,729	—	18,161
Balances as of December 31, 2018	263,179	42,601	383,207	1,135,392	3,645	1,828,024

c)	Movements on accumulated amortization of intangible assets for the years ended December 31, 2019 and 2018 are as follows:

	Computer		Assets
	equipment		generated in
	system or	IT projects	business
	software	and licenses	combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	(111,339)	(29,987)	(112,583)	(3,151)	(257,060)
Amortization for the year	(30,363)	(2,809)	(40,816)	(152)	(74,140)
Disposals	3	—	—	—	3
Exchange differences	(2,995)	(14)	(4,648)	—	(7,657)
Others	10,237	4,650	1,582	444	16,913
Balances as of December 31, 2019	(134,457)	(28,160)	(156,465)	(2,859)	(321,941)

	Computer		Assets
	equipment		generated in
	system or	IT projects	business
	software	and licenses	combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	(89,725)	(25,811)	(70,625)	(2,999)	(189,160)
Amortization for the year	(20,868)	(4,164)	(40,976)	(150)	(66,158)
Exchange differences	(746)	(12)	(982)	(2)	(1,742)
Balances as of December 31, 2018	(111,339)	(29,987)	(112,583)	(3,151)	(257,060)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-106

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 13 - Intangible assets, continued

d)	Impairment

Itaú Corpbanca evaluates, at the end of each reporting period, whether there is any indication of impairment of any asset (including Goodwill). If this indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset.

As of December 31, 2019 and 2018 there is no indication nor concrete evidence of impairment (see details in note 30). As of the date of these Consolidated Financial Statements, there have been no events that require the recognition of impairment.

e)	Restrictions

Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets as of December 31, 2019 and 2018. In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations. Moreover, there are no amounts owed by the Bank on intangible assets as of the aforementioned dates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-107

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 14 - Property, plant and equipment

a)	Property, plant and equipment as of December 31, 2019 and 2018 are broken down as follows.

		Remaining	Net assets as			Net assets
	Useful life	depreciation	of January	Gross	Accumulated	as of December
	years	years	1, 2019	Balance	depreciation	31, 2019
			MCh$	MCh$	MCh$	MCh$
Land and buildings	19	14	43,065	89,290	(39,068)	50,222
Equipment	3	1	32,607	81,423	(53,872)	27,551
Others	3	2	19,892	47,748	(30,441)	17,307
Furniture			9,373	27,088	(18,209)	8,879
Others			10,519	20,660	(12,232)	8,428
Totals			95,564	218,461	(123,381)	95,080

		Remaining	Net assets as			Net assets
	Useful life	depreciation	of January	Gross	Accumulated	as of December
	years	years	1, 2018	Balance	depreciation	31, 2018
			MCh$	MCh$	MCh$	MCh$
Land and buildings	19	14	83,151	65,843	(22,778)	43,065
Equipment	3	1	25,160	80,383	(47,776)	32,607
Others	3	2	22,268	50,248	(30,356)	19,892
Furniture			10,357	27,440	(18,067)	9,373
Leased assets			—	28	(28)	—
Others			11,911	22,780	(12,261)	10,519
Totals			130,579	196,474	(100,910)	95,564

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

b)	Movements on gross balances as of December 31, 2019, and 2018, are as follows:

	Land and buildings	Equipment	Other	Totals
	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2019	65,843	80,383	50,248	196,474
Acquisitions	9,449	8,503	2,488	20,440
Sales and/or disposals for the year	(3,592)	(4,493)	(4,014)	(12,099)
Exchange differences	507	2,514	969	3,990
Reclassification from assets held for sale (*)	9,863	—	—	9,863
Others	7,220	(5,484)	(1,943)	(207)
Ending balances as of December 31, 2019	89,290	81,423	47,748	218,461

(*) Corresponds to properties reincorporated to land and buildings that were previously classified as held for the sale of Itaú Corpbanca Colombia S.A. See Note - Other assets and non-current assets held for sale.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-108

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 14 - Property, plant and equipment, continued

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

(*) Corresponds to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors of said company, held on July 31, 2018. See detail in Note 17 - Other assets and non-current assets held for sale.

c)	Movements of accumulated depreciation of property, plant and equipment for years ended December 31, 2019 and 2018, are as follows:

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2019	(22,778)	(47,776)	(30,356)	(100,910)
Depreciation for the year	(7,814)	(9,026)	(4,329)	(21,169)
Sales and/or disposals for the year	2,884	3,622	2,079	8,585
Exchange differences	(79)	(2,110)	(705)	(2,894)
Reclasification from asset held for sale (*)	(6,829)	—	—	(6,829)
Impairment	(241)	(11)	(476)	(728)
Others	(4,211)	1,429	3,346	564
Ending balances as of December 31, 2019	(39,068)	(53,872)	(30,441)	(123,381)

(*) Corresponds to properties reincorporated to land and buildings that were previously classified as held for the sale of Itaú Corpbanca Colombia S.A. See Note - Other assets and non-current assets held for sale.

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	(35,330)	(39,858)	(28,505)	(103,693)
Depreciation for the year	(7,833)	(9,182)	(3,644)	(20,659)
Sales and/or disposals for the year	6,796	2,237	2,429	11,462
Reclassification to assets held for sale (*)	14,472	42	69	14,583
Exchange differences	(883)	(987)	(705)	(2,575)
Impairment	—	(28)	—	(28)
Balances as of December 31, 2018	(22,778)	(47,776)	(30,356)	(100,910)

(*) Corresponds to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors of said company, held on July 31, 2018. See detail in Note 17 - Other assets and non-current assets held for sale.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-109

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 14 - Property, plant and equipment, continued

d)	As of December 31, 2019 and 2018, the Bank has contracts of operating lease that cannot be cancel unilaterally. The information for future payments is as follows:

Future operating lease payments for land, buildings and equipment
Between 1 and
	Up to 1 year	5 years	Over 5 years	Totals
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2019 (*)	—	—	—	—
As of December 31, 2018	23,140	59,171	54,892	137,203

(*) As of Januany 1, 2019 IFRS 16 “Leases” was adopted, as such information related to leases is disclosed in Note 15 - Assets for right-to-use and obligations for lease contracts.

e)	As of December 31, 2019 and 2018, the Bank holds finance lease contracts that cannot be rescinded or unilaterally terminated. The future payment information is detailed as follows:

Future financial leasing payments for land, buildings and equipment
Between 1 and
	Up to 1 year	5 years	Over 5 years	Totals
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2019 (*)	—	—	—	—
As of December 31, 2018	9,373	181,804	45,451	236,628

(*) As of Januany 1, 2019 IFRS 16 “Leases” was adopted, as such information related to leases is disclosed in Note 15 - Assets for right-to-use and obligations for lease contracts.

f)	The Bank and subsidiaries have no restrictions on property, plant and equipment as of December 31, 2019 and 2018. Additionally, property, plant and equipment has not been pledged to ensure compliance with obligations. Furthermore, there are no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-110

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 15 - Assets for Rights-of-Use and Obligations for Lease Contracts

a) Asset for right-of-use

As indicated in Note 2 - Accounting Changes, no comparative balances are presented as of December 31, 2018, due to the application of the "modified prospective" approach for adoption purposes.

(i)	The Bank has mainly lease agreements for its branches and corporate building. The composition of this item as of December 31, 2019, is as follows

	Years	Years of
	of	average
	useful	remaining	Net Assets as of		Accumulated	Net Assets as of
	life	useful life	January 01, 2019	Gross Balances	Depreciation	December 31, 2019
	N°	N°	MCh$	MCh$	MCh$	MCh$
Buildings and land	5	5	176,795	197,065	(29,800)	167,265
Others leased assets	3	3	—	190	(14)	176
Totals			176,795	197,255	(29,814)	167,441

(ii)	Movement in the gross balance of assets for the right to use assets under lease at 31 December 2019 is as follows

	Buildings and land	Others leased assets	Totals
	MCh$	MCh$	MCh$
Balance as January 01, 2019	176,795	—	176,795
Additions of the period	25,624	190	25,814
Disposals due to early termination	(16,953)	—	(16,953)
Reclasifications	—	—	—
Inflation indexation adjustments (*)	9,488	—	9,488
Exchange rate difference	2,111	—	2,111
Totals	197,065	190	197,255

(*) Corresponds to subsequent adjustments due to liabilities remeasurements due to index changes, according to each lease agreement.

(iii)	The movement in the accumulated depreciation of assets for the right to use assets under lease as of December 31, 2019, is as follows

	Buildings and land	Other leased assets	Totals
	MCh$	MCh$	MCh$
Opening balance as of January 1, 2019	—	—	—
Depreciation of the period (**)	(31,843)	(14)	(31,857)
Disposals due to early termination	2,590	—	2,590
Exchange rate difference	(547)	—	(547)
Reclasifications	—	—	—
Impairment	—	—	—
Ending balances as of December 31, 2019	(29,800)	(14)	(29,814)

(**)See note 32 "Depreciation, amortization and impairment"

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-111

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 15 - Assets for Rights-of-Use and Obligations for Lease Contracts, continued

b) Lease obligations

i)	As of December 31, 2019, the obligations for lease contracts are as follows

As of December 31, 2019
MCh$
Lease Obligations	172,924
Totals	172,924

The Bank and its subsidiaries have contracts, with certain renewal options, for which there is reasonable certainty that the option will be exercised. In such cases, the lease period used to measure the liabilities and assets corresponds to an estimate of future renewals.

ii)	Movement in lease liabilities and cash flows for the period is shown below

2019
MCh$
Opening balance as January 1,	176,795
Additions due to new contracts	25,624
Disposals due to early termination	(10,808)
Interest expenses	5,034
Inflation indexation adjustments	9,488
Exchange difference	2,868
Capital and interest payments	(36,077)
Ending balance as December 31,	172,924

iii)	Future maturities of lease liabilities are as follows

As of December 31, 2019
MCh$
Within 1 year	10,193
After 1 year but within 2 years	9,802
After 2 years but within 3 years	11,348
After 3 years but within 4 years	13,286
After 4 years but within 5 years	7,221
After 5 years	121,074
Totals	172,924

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-112

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 16 - Current Taxes and Deferred Taxes

a)Current taxes

At the end of each reporting period, the Bank and subsidiaries recognize a First Category Income Tax Provision, which is determined based on currently enacted tax legislation. The net provision for current taxes recognized as of December 31, 2019 was MCh$85,503 (MCh$121,938 as of December 31, 2018), according to the following detail:

a.1) Current taxes assets and liabilities by geographical area:

	As of December 31, 2019				As of December 31, 2018
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	30,773	—	54,743	85,516	68,094	2,161	52,874	123,129
Current tax liabilities	(13)	—	—	(13)	(528)	—	(663)	(1,191)
Totas, net	30,760	—	54,743	85,503	67,566	2,161	52,211	121,938

a.2) Details of current tax items by geographical area:

	As of December 31, 2019				As of December 31, 2018
	Chile	USA (*)	Colombia	Total	Chile	USA (*)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income tax	(68,075)	—	(9,062)	(77,137)	(81,487)	—	(14,273)	(95,760)

Less:
Monthly Provisional Payment	61,621	—	27,218	88,839	21,424	—	1,544	22,968
Tax Credit for Training Costs	850	—	—	850	800	—	—	800
Tax Credit Donations	802	—	—	802	745	—	—	745
Other taxes to be recovered (**)	35,562	—	36,587	72,149	126,084	2,161	64,940	193,185
Totals	30,760	—	54,743	85,503	67,566	2,161	52,211	121,938

(*)    Corresponds to the branch located in New York.

(**)  The other taxes to be recovered correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for absorbed utilities with right to return, among others.

b)Effect on income

The tax expense for the years ended December 31, 2019, 2018 and 2017 is comprised of the following items:

	2019	2018	2017
	MCh$	MCh$	MCh$
Income tax expense
Current tax expense	(77,137)	(95,760)	(19,689)
Deferred taxes
Deferred tax expenses	33,727	28,110	74,611
Subtotals	(43,410)	(67,650)	54,922
Others	(4,443)	591	(2,051)
Net expense for income taxes	(47,853)	(67,059)	52,871

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-113

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 16 - Current Taxes and Deferred Taxes, continued

c)Effective tax rate reconciliation

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2019, 2018 and 2017.

The nominal tax rates of the countries where consolidated subsidiaries are located are:

	2019	2018	2017
	Tax rates	Tax rates	Tax rates
Chile	27%	27%	25.5%
Colombia	33%	37%	40%
USA	21%	21%	35%

	For the years ended December 31,
	2019		2018		2017
	Tax rate	Amount	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$	%	MCh$
Amount calculated by using the statutory rates	27.00	(46,541)	27.00	(63,157)	25.50	(2,538)
Exchange differences due to investments in Colombia	9.51	(16,399)	13.47	(31,499)	(204.84)	20,390
Equity price level restatement for tax purposes	(13.94)	24,037	(9.49)	22,188	(141.93)	14,128
Local tax for USA and Panama income	1.76	(3,030)	0.02	(54)	(98.46)	9,801
Effect of rate change Chile	—	—	—	—	(51.68)	5,144
Tax Reform USA 35%-21%	—	—	—	—	95.21	(9,477)
Effect of rate change Colombia	(2.29)	3,954	(0.01)	20	47.07	(4,685)
Effect of rates New York subsidiary (**)	0.05	(81)	(0.18)	433	14.65	(1,458)
Effect of rates Colombia subsidiary (**)	3.42	(5,896)	0.50	(1,173)	(54.55)	5,430
Penalty fee SBIF	—	—	0.69	(1,616)	—	—
Permanent and other differences (*)	2.26	(3,897)	(3.33)	7,799	(162.11)	16,136
Totals	27.77	(47,853)	28.67	(67,059)	(531.14)	52,871

(*)    Other includes, mainly, benefits derived from the tax effect of goodwill from business combinations in Colombia made by Corpbanca prior to the acquisition of Itaú, amounting to MCh$11,276 in 2018, and MCh$20,568 in 2017

(**)  This line reflects the differences in tax rates in other jurisdictions, based on the Bank’s consolidated results.

d)Other comprehensive income – tax effects

The table below sets for a summary of the deferred tax effect on other comprehensive income for the years ended December 31, 2019, 2018 and 2017, which consists of the following items:

d.1) Tax effect of “OCI” that may be reclassified subsequently to profit or loss:

	2019	2018	2017
	MCh$	MCh$	MCh$
Debt instruments at fair value through other comprehensive income	(5,926)	(2,172)	—
Available for sale investments	—	—	(3,333)
Hedge of a net investment in foreign operations	14,373	10,565	(14,211)
Cash flow hedge	(162)	(1,669)	44
Total charge to other comprehensive income	8,285	6,724	(17,500)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-114

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 16 - Current Taxes and Deferred Taxes, continued

d.2) “OCI” that may not be reclassified subsequently to profit or loss:

	2019	2018	2017
	MCh$	MCh$	MCh$
Income tax relating to defined benefit obligation	1,542	(44)	(6)
Total charge to other comprehensive income	1,542	(44)	(6)

e)Effect of deferred taxes

e.1) Totals deferred taxes

Detail of effects for deferred taxes presented in assets and liabilities is as follows:

	As of December 31, 2019			As of December 31, 2018
	Assets (*)	Liabilities (*)	Net	Assets (*)	Liabilities (*)	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	162,874	—	162,874	124,408	—	124,408
Accrued interest on past due portfolio	8,214	—	8,214	7,377	—	7,377
Unearned price differences	324	—	324	288	—	288
Personnel provisions	20,618	—	20,618	18,220	(155)	18,065
Miscellaneous provisions	41,576	—	41,576	51,033	—	51,033
Tax losses	55,598	—	55,598	62,685	—	62,685
Net tax value of amortizable assets	16,051	—	16,051	14,739	—	14,739
Depreciation of property, plant and equipment	(47,423)	—	(47,423)	(42,581)	—	(42,581)
Lease division and others	18,925	—	18,925	19,261	—	19,261
Mark to market of financial instruments	(15,846)	—	(15,846)	(26,821)	138	(26,683)
Itaú-Corpbanca business combination	(57,996)	—	(57,996)	(61,521)	—	(61,521)
Others	4,339	(263)	4,076	11,598	(454)	11,144
IFRS 16 leases effect	1,403	—	1,403	—	—	—
Totals assets (liabilities) for deferred taxes	208,657	(263)	208,394	178,686	(471)	178,215

e.2) Deferred taxes by geographic area:

	As of December 31, 2019				As of December 31, 2018
	Chile	USA	Colombia	Total	Chile	USA	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	182,657	18,527	7,473	208,657	130,883	20,311	27,492	178,686
Deferred tax liabilities	—	—	(263)	(263)	—	—	(471)	(471)
Net by geographic area	182,657	18,527	7,210	208,394	130,883	20,311	27,021	178,215

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-115

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 16 - Current Taxes and Deferred Taxes, continued

Effects of deferred taxes on assets and liabilities arising from temporary differences (by geographic area) are as follows:

	As of December 31, 2019				As of December 31, 2018
	Chile	USA	Colombia	Total	Chile	USA	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	155,115	358	7,401	162,874	99,621	(4,531)	29,318	124,408
Accrued interest on past due portfolio	8,214	—	—	8,214	7,377	—	—	7,377
Unearned price differences	324	—	—	324	288	—	—	288
Personnel provisions	16,860	(91)	3,849	20,618	13,871	139	4,055	18,065
Miscellaneous provisions	49,335	856	(8,615)	41,576	43,824	3,843	3,366	51,033
Tax losses	1,912	15,750	37,936	55,598	2,460	11,034	49,191	62,685
Net tax value of amortizable assets	16,051	—	—	16,051	14,739	—	—	14,739
Depreciation of property, plant and equipment	(50,746)	—	3,323	(47,423)	(37,513)	—	(5,068)	(42,581)
Lease division and others	11,619	—	7,306	18,925	9,422	—	9,839	19,261
Mark to market of financial instruments	(13,484)	—	(2,362)	(15,846)	(6,535)	—	(20,148)	(26,683)
Itaú-Corpbanca business combination	(16,584)	—	(41,412)	(57,996)	(16,613)	—	(44,908)	(61,521)
Others	3,136	1,654	(714)	4,076	(58)	9,826	1,376	11,144
IFRS 16 leases effect	905	—	498	1,403	—	—	—	—
Totals assets (liabilities), net	182,657	18,527	7,210	208,394	130,883	20,311	27,021	178,215

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-116

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 17 - Other Assets and Non-current Assets Held for Sale

a)	The detail of other assets is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Assets for leasing (1)	18,724	33,991
Other assets	752,137	467,806
Deposits in guarantee	33,786	30,016
Accounts and notes receivable (2)	48,017	147,248
Rights on brokerage transactions	158,687	52,361
Repossessed assets from leasing transactions	1,787	5,368
Rentals paid in advance (3)	—	5,698
Prepaid expenses (4)	21,179	19,674
Collateral for financial transactions (threshold)	407,529	155,641
Claims receivable from insurance companies	1,933	360
Asset management fees receivable	816	1,496
Insurance brokerage fees receivable	5,654	6,537
Other assets	72,749	43,407
Totals	770,861	501,797

(1)	Property, plant and equipment acquired to be ceded under financial leases.
(2)	This includes rights and accounts receivable that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending of collection.
(3)	Leases paid in advance to SMU S.A. in connection with ATM locations (see Note 34, letter b)
(4)	Includes payments made in advance for different services that will be received (leases, insurance, and others).
b)	The detail of non-currents assets held for sale is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Assets received in lieu of payment	10,291	29,060
Property, plant and equipment held for sale (1)	6,911	30,742
Totals	17,202	59,802

(1)	Corresponds to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors of the entity, during the meeting held on July 31, 2018.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-117

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 18 - Deposits and Other Demand Liabilities and Time Deposits

a)	As of December 31, 2019 and 2018 deposits and other demand liabilities are as follow:

	As of December 31,
	2019	2018
	MCh$	MCh$
Checking accounts	2,882,535	2,570,436
Other deposits and demand accounts	1,698,439	1,396,573
Advance payments received from customers	45,902	79,801
Other demand liabilities	246,572	253,665
Totals	4,873,448	4,300,475

b)	As of December 31, 2019 and 2018 the composition of time deposits and other time liabilities is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Time deposits	11,599,943	10,093,703
Time savings accounts	20,016	27,156
Other time liabilities	228	252
Totals	11,620,187	10,121,111

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-118

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 19 - Interbank Borrowings

a)	As of December 31, 2019 and 2018, interbank borrowings are as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Loans obtained from local financial institutions
Banco BTG Pactual Chile	—	5,863
Subtotals	—	5,863
Loans obtained from foreign financial institutions
Shanghai Commercial & Savings Bank	279,202	2,244
Standard Chartered Bank	229,063	68,169
Citibank N.A.	206,549	118,975
Credicorp Capital SASAF	200,374	175,326
Bank of America, N.A.	160,243	153,546
The Export-Import Bank of Korea	146,549	2,244
IFC Corporación Financiera Internacional	118,065	145,817
Banco Crédito del Perú	104,831	90,022
Bank of Montreal	104,331	106,586
Bank of Nova Scotia	101,989	65,802
BNP Paribas	98,817	91,072
BBVA Asset Management Continental S.A. (Perú)	86,709	73,481
Wells Fargo Bank, N.A.	82,480	209,615
Corporación Andina de Fomento	75,149	104,273
HSBC USA	74,877	43,214
Commerzbank A.G.	71,646	75,032
Other banks	65,252	67,288
Banco Latinoamericano de Exportación	63,991	52,817
Interfondos S.A. Sociedad Administradora de Fondos	55,596	45,149
Bancoldex S.A. (Colombia)	46,390	80,394
Sumitomo Mitsui Banking Corporation	44,826	242,883
Findeter S.A. Financiera del Desarrollo Territorial	44,552	38,364
Scotia Fondos Sociedad Administradora de Fondos S.A.	34,951	108,979
Apple Bank for Saving	34,195	18,147
Cobank C.B.	30,882	33,850
KBC Bank NV	21,896	—
Ing Bank NV	14,870	30,874
La Caixa	13,961	—
Export Development Canada	12,078	11,199
Banco de Bogotá	8,250	8,560
China Construction Bank	5,556	5,155
Mizuho Corporate Bank	2,411	31,763
Bancaribe Curacao Bank N.V.	2,411	12,694
Bayern Landesbank	2,411	2,237
Banco República	1,403	1,805
Fondos SURA SAF S.A.C.	—	2,827
Scotiabank Perú S.A	—	1,457
Subtotals	2,646,756	2,321,860
Totals	2,646,756	2,327,723

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-119

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 19 - Interbank Borrowings, continued

b)	Interbank borrowings from financial institutions by maturity is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Within 1 year	1,997,751	1,829,814
After 1 year but within 2 years	442,784	319,870
After 2 years but within 3 years	83,908	17,595
After 3 years but within 4 years	80,073	77,993
After 4 years but within 5 years	7,521	11,644
After 5 years	34,719	70,807
Totals	2,646,756	2,327,723

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-120

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 20 - Debt Instruments Issued and Other Financial Liabilities

As of December 31, 2019 and 2018, composition of debt instruments issued and other financial liabilities is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	40,933	53,463
Senior bonds	5,289,084	4,882,341
Subordinated bonds	1,078,339	1,074,320
Subtotals	6,408,356	6,010,124
Other financial liabilities
Liabilities with the public sector	10	10
Borrowings from local financial institutions	12,956	12,390
Foreign borrowings	—	—
Subtotals	12,966	12,400
Totals	6,421,322	6,022,524

Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term, and is detailed as follows:

	As of December 31, 2019
	Long term	Short term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	33,046	7,887	40,933
Senior bonds	4,645,463	643,621	5,289,084
Subordinated bonds	1,078,339	—	1,078,339
Debt instruments issued	5,756,848	651,508	6,408,356
Other financial liabilities	—	12,966	12,966

	As of December 31, 2018
	Long term	Short term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	43,029	10,434	53,463
Senior bonds	4,220,626	661,715	4,882,341
Subordinated bonds	1,052,111	22,209	1,074,320
Debt instruments issued	5,315,766	694,358	6,010,124
Other financial liabilities	—	12,400	12,400

The following tables provide with additional information, including maturities, for each type of debt issued as of December 31, 2019 and 2018.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-121

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

a)Mortgage finance bonds

Detail of maturities for mortgage finance bonds is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Within 1 year	7,887	10,434
After 1 year but within 2 years	6,508	7,612
After 2 years but within 3 years	6,072	7,092
After 3 years but within 4 years	5,524	6,516
After 4 years but within 5 years	5,121	5,908
After 5 years	9,821	15,901
Totals	40,933	53,463

b)Senior bonds

Details for senior bonds, by currency, are as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Bonds in UF	4,273,637	3,568,532
Bonds in CLP	481,083	416,116
Bonds in USD	—	529,363
Bonds in COP	534,364	368,330
Totals	5,289,084	4,882,341

Detail of maturities for senior bonds is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Due within 1 year	643,621	661,715
After 1 year but within 2 years	323,921	637,595
After 2 years but within 3 years	608,342	216,695
After 3 years but within 4 years	282,882	446,323
After 4 years but within 5 years	478,634	276,047
After 5 years	2,951,684	2,643,966
Totals	5,289,084	4,882,341

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-122

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

The following table presents details for senior bonds issued:

Senior bonds issued during the year ended December 31, 2019

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAM0710	UF	2,000,000	5 years and 5 months	3% annual	02/11/2019	07/01/2024
BCORAM0710	UF	3,000,000	5 years and 5 months	3% annual	02/15/2019	07/01/2024
BITACU0418	UF	2,000,000	9 years and 7 months	2% annual	02/25/2019	10/09/2028
BITACU0418	UF	2,000,000	9 years and 7 months	2% annual	02/26/2019	10/09/2028
BITACV0418	UF	2,000,000	10 years and 7 months	2% annual	03/07/2019	10/09/2029
BITACV0418	UF	2,000,000	10 years and 7 months	2% annual	03/14/2019	10/09/2029
BITACW0418	UF	2,500,000	11 years and 5 months	2% annual	05/07/2019	10/09/2030
BITACS0418	UF	2,000,000	7 years and 3 months	2% annual	07/03/2019	10/09/2026
Totals		17,500,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORBX0914	CLP	40,000,000	2 years and 2 months	5% annual	07/04/2019	09/01/2021
BCORBX0914	CLP	1,000,000	2 years and 2 months	5% annual	07/05/2019	09/01/2021
BCORBX0914	CLP	14,500,000	2 years and 2 months	5% annual	07/10/2019	09/01/2021
BCORBX0914	CLP	1,500,000	2 years and 2 months	5% annual	07/15/2019	09/01/2021
Totals		57,000,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SUBSERIE A36	COP	163,035,000,000	3 years	6,13% annual	05/21/2019	05/21/2022
SUBSERIE C60	COP	186,965,000,000	5 years	2,86% annual	05/21/2019	05/21/2024
SERIE A SUBSERIE A60 – 60	COP	170,820,000,000	5 years	6,05% annual	10/16/2019	10/16/2024
SERIE C SUBSERIE C84 – 84	COP	50,000,000,000	7 years	2,28% annual	10/16/2019	10/16/2026
SERIE C SUBSERIE C120	COP	129,180,000,000	10 years	2,76% annual	10/16/2019	10/16/2029
Totals		700,000,000,000

Senior bonds issued during the year ended December 31, 2018

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAQ0710	UF	2,000,000	10 years and 4 months	3% annual	02/06/2018	07/01/2028
BCORAR0710	UF	2,450,000	11 years and 4 months	3% annual	02/21/2018	07/01/2029
BCORAR0710	UF	5,000,000	11 years and 4 months	3% annual	03/14/2018	07/01/2029
BCORAN0710	UF	2,000,000	7 years and 5 months	3% annual	06/05/2018	07/01/2025
Totals		11,450,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORBY0914	CLP	70,000,000,000	4 years and 5 months	5% annual	04/13/2018	09/01/2022
Totals		70,000,000,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SUBSERIE B30	COP	55,470,000,000	3 years and 6 months	1.20% annual	11/22/2018	05/10/2021
SUBSERIE C48	COP	258,706,000,000	4 years	2.91% annual	11/22/2018	11/01/2022
Totals		314,176,000,000

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-123

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

c)Subordinated bonds

Details of subordinated bonds, by currency, are as follows

	As of December 31,
	2019	2018
	MCh$	MCh$
Bonds in UF	95,545	95,599
Bonds in CLP	796,564	781,925
Bonds in COP	186,230	196,796
Totals	1,078,339	1,074,320

Detail of maturities for subordinated bonds is as follows

	As of December 31,
	2019	2018
	MCh$	MCh$
Within 1 year	—	22,209
After 1 year but within 2 years	—	—
After 2 years but within 3 years	14,526	—
After 3 years but within 4 years	23,923	18,604
After 4 years but within 5 years	128,717	22,484
After 5 years	911,173	1,011,023
Totals	1,078,339	1,074,320

For the years ended December 31, 2019 and 2018 no issuance of subordinated bonds took place.

d)Others financial obligations

	As of December 31,
	2019	2018
	MCh$	MCh$
Within 1 year	—	—
After 1 year but within 2 years	—	—
After 2 years but within 3 years	—	—
After 3 years but within 4 years	—	—
After 4 years but within 5 years	—	—
After 5 years	—	—
Totals financial liabilities	—	—
Short-term financial liabilities
Amounts due to credit card transactions	12,956	12,390
Others	10	10
Totals short-term financial liabilities	12,966	12,400
Totals other financial liabilities	12,966	12,400

As of December 31, 2019 and 2018, the Bank has no financial debt covenants to comply with.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-124

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 21 - Provisions

As of December 31, 2019 and 2018, the Bank has registered the following movements in its provisions:

a)	Provisions composition

Provisions disclosed in liabilities as of December 31, 2019 and 2018 present the following detail:

	As of December 31,
	2019	2018
	MCh$	MCh$
Provisions for personnel salaries and expenses	102,877	99,945
Provisions for mandatory dividends	38,120	51,614
Provisions for contingent loans risk	34,271	45,848
Provisions for contingencies	2,559	17,496
Totals	177,827	214,903

b)	Movements in provisions for contingent loans risk, for the year ended December 31, 2019 are as follows:

	Contingent loans risk
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2019	15,879	28,112	1,857	45,848
Changes in the allowances
- Transfers to stage 1	1,123	(1,036)	(87)	—
- Transfers to stage 2	(521)	570	(49)	—
- Transfers to stage 3	(90)	(161)	251	—
- Increases due to change in credit risk	1,932	1,618	4,605	8,155
- Decreases due to change in credit risk	(5,695)	(802)	(157)	(6,654)
- Charge-offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	5,490	1,193	780	7,463
Financial assets that have been derecognized	(4,927)	(15,322)	(990)	(21,239)
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	698	—	—	698
Ending balances as of December 31, 2019	13,889	14,172	6,210	34,271

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-125

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 21 – Provisions, continued

Movements in provisions for contingent loans risk, for the year ended December 31, 2018 are as follows:

	Contingent loans risk
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Ending balances as of December 31, 2017	—	—	—	—
Restatement of the prior year due to IFRS 9 adoption	13,485	44,107	2,099	59,691
Opening Opening balances as of January 1, 2018	13,485	44,107	2,099	59,691
Changes in the allowances
- Transfers to stage 1	—	(504)	116	(388)
- Transfers to stage 2	(155)	—	268	113
- Transfers to stage 3	(42)	(66)	—	(108)
- Increases due to change in credit risk	2,283	5,528	38	7,849
- Decreases due to change in credit risk	(1,298)	(446)	(39)	(1,783)
- Charge-offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	5,104	965	126	6,195
Financial assets that have been derecognized	(3,763)	(21,558)	(754)	(26,075)
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	265	86	3	354
Ending balances as of December 31, 2018	15,879	28,112	1,857	45,848

c)	The provision balance changes during 2019 and 2018, are as follows:

	Provisions for personnel	Provisions for	Provisions for	Provisions for
	salaries and expenses	mandatory dividends	contingent loans risk	contingencies
	(i)	(ii)		(iii)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2019	99,945	51,614	45,848	17,496	214,903
Provisions applied	(71,020)	(51,614)	(23,804)	5,601	(140,837)
Provisions established	82,456	38,120	18,483	5,408	144,467
Provisions released	(17,514)	—	(6,954)	(26,367)	(50,835)
Other movements	9,010	—	698	421	10,129
Ending balances as of December 31, 2019	102,877	38,120	34,271	2,559	177,827

	Provisions for personnel	Provisions for	Provisions for	Provisions for
	salaries and expenses	mandatory dividends	contingent loans risk	contingencies
	(i)	(ii)		(iii)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening Opening balances as of January 1, 2018	90,559	17,234	—	10,096	117,889
Provisions established due to IFRS 9 adoption	—	—	59,691	—	59,691
Provisions applied	(27,026)	(17,234)	—	—	(44,260)
Provisions recorded	53,156	51,614	14,511	8,993	128,274
Provisions released	(25,561)	—	(28,354)	(1,347)	(55,262)
Other movements	8,817	—	—	(246)	8,571
Ending balances as of December 31, 2018	99,945	51,614	45,848	17,496	214,903

(i)	Employee benefits and staff salaries are recorded in “Personnel salaries expenses.”
(ii)	Mandatory dividends are recorded in the Equity Statement, against “Accrual for mandatory dividends.”

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-126

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 21 – Provisions, continued

(iii)	The contingency provisions/ (releases) are included in Other operating (expenses)/income, depending on whether they are debit or a credit.
d)	Provisions for payroll and employee benefits

		As of December 31,
		2019	2018
		MCh$	MCh$
Provision for long-term termination benefits	(e.1)	9,814	8,298
Provision for pension plan	(e.2)	35,166	30,908
Provision for retroactive unemployment plan	(e.3)	334	373
Provision for retirements bonus plan	(e.4)	687	542
Provision for other employee benefits	(*)	41,645	46,249
Vacation accrual	(*)	15,231	13,575
Totals		102,877	99,945

(*)   Short-term benefits

e)	The main aspects of the Bank’s long term employee benefits are detailed below

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

The economic assumptions are summarized as follows:

	As of December 31,
	2019	2018
	%	%
Summary of economic assumptions
Discount rate	6.25	6.25
Expected rate of salary increase	5.50	5.70

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-127

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 21 – Provisions, continued

The movements of the present value of the obligation for this type of benefit and the amounts recognized in the Consolidated Statements of Income are determined using the projected credit unit method and it consist of the following:

	As of December 31,
	2019	2018
	MCh$	MCh$
Opening Opening balances as of January 1,	8,298	7,914
Net cost of benefits (*)	1,490	1,397
Payments	(815)	(973)
Provisions recorded	278	(350)
Exchange differences	563	310
Ending balances as of December 31,	9,814	8,298

(*)    Detail of net cost of benefit is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Current services cost	962	836
Interest expense on obligation	528	561
Total	1,490	1,397

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

The summary of the economic assumptions is as follows:

	As of December 31,
	2019	2018
	%	%
Assumptions
Discount rate	6.50	6.75
Expected rate of salary increases	3.00	3.20
Inflation rate	3.00	3.20

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-128

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 21 – Provisions, continued

The detail of Pension plan balances movements is as follows:

	2019	2018
	MCh$	MCh$
Opening balances as of January 1,	30,908	31,761
Interest expense on obligation	2,120	2,359
Payments	(3,768)	(3,802)
Actuarial losses (gains)	4,512	(698)
Exchange differences	1,394	1,288
Ending balances as of December 31,	35,166	30,908

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

The economic assumptions are summarized as follows:

	As of December 31,
	2019	2018
	%	%
Assumptions
Discount rate	5.50	5.75
Expected rate of salary increases	5.50	5.70
Inflation rate	3.00	3.20

The details of movements for this benefits during years ended December 31, 2019 and 2018 are as follows:

	2019	2018
	MCh$	MCh$
Opening balances as of January 1,	373	371
Current services costs	136	108
Interest expense on obligations	21	24
Actuarial gains	(113)	(32)
Payments of benefits	(108)	(115)
Exchange differences	25	17
Ending balances as of December 31,	334	373

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-129

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 21 – Provisions, continued

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

The economic assumptions are summarized as follows:

	As of December 31,
	2019	2018
	%	%
Summary of economic hypothesis
Discount rate(s)	6.50	6.75
Expected rate(s) of salary increase	5.00	5.20
Inflation rate	3.00	3.20

The amounts recognized for this benefit are as follows:

	2019	2018
	MCh$	MCh$
Opening balances as of January 1,	542	476
Current service costs	—	39
Interest expense on obligation	81	37
Actuarial (gains) losses	33	(24)
Payments of benefits	(6)	(5)
Exchange differences	37	19
Ending balances as of December 31,	687	542

The effect on Other Comprehensive Income is summarized as follows:

		For the years ended December 31,
		2019	2018	2017
		MCh$	MCh$	MCh$
Pension plan	(e.2)	(4,512)	(698)	223
Retroactive unemployment plan	(e.3)	113	(32)	(19)
Retirement bonus plan	(e.4)	(33)	(24)	4
Total recognition of obligations for defined benefits		(4,432)	(754)	208

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-130

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 21 – Provisions, continued

Future payments

●	Future actuarial calculations may differ with respect to the calculations presented, due to the following factors: The experience of the plans differs from those anticipated by the selected economic and demographic hypotheses.
●	Changes in economic and demographic assumptions.
●	Expected increases or decreases as a natural part of the functioning of the methodology for these calculations (for example, the end of the amortization period or additional costs based on the financing situation of the plan).
●	Changes in the characteristics of the applicable plan or law, and with respect thereto, there are no significant events affecting the results presented since the last assessment.

The following is a detail of future payments for the year 2019 and 2018:

	Long-term		Retroactive	Retirement
	termination		unemployment	benefit
2019	benefits	Pension plan	plan	plan
	MCh$	MCh$	MCh$	MCh$
Fiscal year 2020	948	3,116	69	64
Fiscal year 2021	1,058	2,960	16	28
Fiscal year 2022	1,250	2,793	70	47
Fiscal year 2023	1,245	2,725	77	50
Fiscal year 2024-2031 (combined)	915	2,698	29	42
Fiscal year 2025-2031 (combined)	5,134	12,844	71	222

	Long-term		Retroactive
	termination		unemployment	Retirement
2018	benefits	Pension plan	plan	benefit plan
	MCh$	MCh$	MCh$	MCh$
Fiscal year 2019	783	2,995	66	40
Fiscal year 2020	842	2,858	38	22
Fiscal year 2021	1,003	2,682	20	26
Fiscal year 2022	1,147	2,527	70	40
Fiscal year 2023-2031 (combined)	1,160	2,457	102	43
Fiscal year 2024-2031 (combined)	4,749	11,751	94	203

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-131

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 22 - Other liabilities and liabilities directly associated with non-current assets held for sale

a)	As of December 31, 2019 and 2018 the other liabilities are as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Accounts and notes payable (1)(2)	382,271	317,703
Dividends payable	267	270
Unearned income (3)	5,644	9,089
Unearned fees	8,321	8,604
Payables due to brokerage transactions	140,799	75,872
Collateral for financial transactions (threshold)	116,654	91,223
Other liabilities	54,958	19,034
Totals	708,914	521,795

(1)	Obligations other than those directly related to the business operations, such as payable withholding taxes, payable social security contributions, balances due on purchases of materials, balances due on obligations under lease agreements for the acquisition of fixed assets, accounts payable for expenses, and others.
(2)	As of December 31, 2018 it includes MCh$5,985 corresponding to a penalty fee payable to the former SBIF (currently CMF).
(3)	It corresponds to commissions associated with financial advisory and insurance brokerage businesses that must be deferred in accordance with applicable regulations.
b)	As of December 31, 2019 and 2018 there are no liabilities directly associated with non-current assets held for sale.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-132

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 23 - Contingencies, Commitments, and Responsibilities

a)Lawsuits and Legal Proceedings

Lawsuits against the Bank with provision

As of the date of issuance of these Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the lawsuits, present no risk of significant loss. Notwithstanding the above, provisions for MCh$280 and MCh$956 as of December 31, 2019 and December 31, 2018, respectively, have been recorded in the Consolidated Financial Statements.

Other lawsuits against the Bank without provision

Other legal actions have been filed against the Bank and its subsidiaries involving its transactions carried out in the ordinary course of business. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$22,207 as of December 31, 2019 and MCh$26,995 as of December 31, 2018. However, in Management’s opinion based on reports from the Legal Division as of December 31, 2019, it is more likely than not that these lawsuits will not result in significant losses not contemplated by the Bank in these Consolidated Financial Statements.

Itaú Corpbanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings are related to Banking transactions, and the remaining ones derive from the ownership of leased assets.

Such claims amount, in the aggregate, to MCh$38,503 as of December 31, 2019 (MCh$32,375 as of December, 2018). According to the evaluation of the expected results in each lawsuit the Bank has recorded a provision of MCh$141 as of December 31, 2019 (MCh$152 as of December 31, 2018).

b)	Commitments

Transaction Agreement

On January 29, 2014, Inversiones Corp Group Limitada, Inversiones Saga Limitada (both together CorpGroup), Itaú-Unibanco Holding S.A., Corpbanca, and Banco Itaú Chile, subscribed a contract called “Transaction Agreement”, in accordance to the contract, they agreed a strategic association of its operations in Chile and Colombia. This strategic association gave rise to the merger of Corpbanca and Banco Itaú Chile, which was be renamed “Itaú Corpbanca” and took place on April 1, 2016.

The Transaction Agreement (from January 2014 and its subsequent modifications) also contemplates that on January 28, 2022 Itaú Corpbanca will purchase from CorpGroup the 12.36% of shares in Itaú Corpbanca Colombia, equivalent to the participation that CorpGroup held (directly or through other entities) in said entity at the merger date, corresponding to 93,306,684 shares. The purchase price agreed will be US$3.5367 per share, amounting to US$329,997,749.30, plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2.7% minus the sum of the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup for the corresponding shares. This agreement, as explicitly noted, is subject to the prior approvals from the regulators, as applicable, in Chile and abroad.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-133

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 23 - Contingencies, Commitments, and Responsibilities, continued

According to article 76 of the General Banking Law, investments in shares of banks established abroad are subject to the prior approval of the Superintendency of Banks and Financial Institutions in Chile (currently CMF), as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in article 78 of said legal corp.

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

Acquisition of the MCC entities

In accordance with the provisions of the Transaction Agreement executed on January 29, 2014 between Inversiones Corp Group Interhold SpA, Inversiones Saga Limitada (these last two, together “CorpGroup”), Itaú Unibanco Holding S.A., Corpbanca, and Banco Itaú Chile, as amended on June 2, 2015 and on January 20, 2017, hereinafter the “Transaction Agreement”, Itaú Unibanco Holding S.A. assumed the obligation to transfer to Itaú Corpbanca, and the latter the obligation to acquire, 100% of its shares in MCC Securities Inc., MCC Asesorías Limitada, and MCC S.A. Corredores de Bolsa (herein “MCC entities”) in accordance with the terms agreed upon and subject to the usual terms and conditions for this kind of transactions.

On May 28, 2019, the Board of Directors of Itaú Corpbanca approved to proceed with the acquisition of the MCC entities, in accordance with the provisions of the Transaction Agreement and in compliance with the provisions of Title XVI of Law No. 18,046 on Corporations.

The acquisition of the shares of the MCC entities by Itaú Corpbanca is subject to the corresponding regulatory approvals, including approval from the Commission for the Financial Market.

Participation increase in Nexus S.A.

In accordance with exempt resolution No. 6,482 of September 13, 2019 the CMF authorized Banco Santander Chile to sell its 537,141 Nexus S.A. shares. Itaú Corpbanca is in the process of obtaining the approval of the Central Bank of Brazil to increase its participation in Nexus S.A., by acquiring the equivalent to 1.9% of ownership, whose approval is mandatory before executing the transaction. Further information on this transaction is disclosed in Note 39 - Subsequent Events.

Acquisition of 20% ownership in Itaú Corredor de Seguros Colombia S.A.

On November 5, 2019, Itaú Corpbanca committed to acquire 20% of the shares that Helm LLC holds in Itaú Corredor de Seguros de Colombia S.A.

The acquisition of the shares of Itaú Corredor de Seguros de Colombia S.A. by Itaú Corpbanca, is subject to the corresponding regulatory approvals, including the approval from the Commission for the Financial Market.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-134

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 23 - Contingencies, Commitments, and Responsibilities, continued

c)	Contingent loans and provisions

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to grant loans together with the relevant provisions:

	As of December 31,
	2019	2018
	MCh$	MCh$
Collateral and guarantees	548,521	411,023
Confirmed foreign letters of credit	509	—
Letters of credit issued	97,553	95,476
Documented guarantees	1,501,957	1,286,805
Available on demand credit lines	2,623,744	2,143,333
Other credit commitments	1,167,802	1,447,277
Totals	5,940,086	5,383,914

For information on provisions for contingent loans, see Note 21, letter b.

d)Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from their regular course of business:

	As of December 31,
	2019	2018
	MCh$	MCh$
Third party operations
Collections	17,985	17,030
Transferred financial assets managed by the Bank	1,200,155	1,101,327
Third party funds under management	2,541,495	2,306,154
Subtotals	3,759,635	3,424,511
Custody of securities
Securities held in custody	5,229,078	5,896,162
Securities held in custody deposited in other entities	—	315,347
Securities issued by the Bank held in custody	131,648	148,193
Subtotals	5,360,726	6,359,702
Totals	9,120,361	9,784,213

e)Guarantees, Contingencies and other

Itaú Corredores de Seguros S.A.

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial Market (Ex-Superintendency of Securities and Insurance), in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house” the subsidiary has renewed the following insurance policies:

Entity	From	To	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04-12-2019	04-12-2020	60,000 and 500	Itaú Corredores de Seguros S.A.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-135

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 23 - Contingencies, Commitments, and Responsibilities, continued

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

Entity	From	To	Amount (UF)	Beneficiary
Itaú Corpbanca Chile	04-23-2019	04-23-2020	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A	04-23-2019	04-23-2020	4,000	Bolsa de Comercio de Santiago
Itaú Corpbanca Chile	04-23-2019	04-23-2020	10,000	Comisión para el Mercado Financiero

In addition, the company has taken out a comprehensive insurance policy to comply with Law No. 52 of the Chilean Electronic Stock Exchange. Amounts recorded with respect to the comprehensive insurance policy are as follows:

Entity	From	To	Amount (UF)	Beneficiary
Orión Seguros Generales S.A	05-29-2019	05-31-2020	5,000 and 10,000	Bolsa Electrónica de Chile

The Company pledged the shares of the Santiago Stock Exchange in favor of said company, to guarantee compliance with the obligations with respect to transactions carried out with other brokers. The amount amounts to MCh$18,479 as of December 31, 2019 (MCh$12,630 as of December 31, 2018).

The Broker is registered in the Registry of Portfolio Administrators since November 22, 2017, for which it maintains a guarantee ticket in Itaú Corpbanca with an expiration date of June 20, 2020, for an amount of UF 10,000 as representative of the beneficiaries of the guarantee in articles 98 and 99 of Law No. 20,172, in order to guarantee the faithful and full compliance of the Portfolio Administration obligations.

There are guarantees for ThUS$100 equivalent to ThCh$75 and ThUS$30 equivalent to ThCh$23, to guarantee operations with foreign traders, Pershing and Corp FX respectively. The latter is a Chilean brokerage firm dedicated fundamentally to the purchase and sale, by itself or on behalf of third parties, of financial assets, and in general, the performance of all types of purchase and sale operations, arbitrage and/or any transaction or operation on any monetary and/or financial assets, including expressly the derivative contracts, whether swaps, forwards, options and/or arbitration, all with respect to any underlying asset, and also to receive the guarantees given in respect of the aforementioned contracts and operations, and to accept all types of mandate with respect to these, whatever the asset on which these guarantees are given.

As of December 31, 2019, the Broker maintains in the Santiago Stock Exchange, cash and fixed income securities to guarantee operations in the Securities Clearing and Settlement House for MCh$9,067 (MCh$5,042 as of December 31, 2018).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-136

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 23 - Contingencies, Commitments, and Responsibilities, continued

Itaú Administradora General de Fondos S.A.

Below are the guarantee slips and beneficiaries that Corpbanca Administradora General de Fondos S.A. maintains in effect to date, which were required to comply with the obligations of portfolio management contracts, their committees, Funds, payment of labor and social obligations with the contractor’s workers

Entity	From	To	Amount (UF)	Amount (MCh$)	Beneficiary
Banco Santander Chile	06-02-2017	08-31-2021	15,000	—	Corporación de Fomento de la Producción CORFO
Banco Santander Chile	08-14-2017	08-30-2021	500	—	Corporación de Fomento de la Producción CORFO
Itaú Corpbanca	06-27-2019	07-01-2020	—	50	Ferrocarriles del Estado

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-137

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 24 - Equity

a) Movements in equity accounts and reserves (attributable to the equity holders of the Bank):

As of December 31, 2019, 2018 and 2017, the paid-in capital of the Bank is represented by common shares subscribed and paid, with no par value, and its motion presented below:

	Common shares
	2019	2018	2017
	(number)	(number)	(number)
Issued as of January 1,	512,406,760,091	512,406,760,091	512,406,760,091
Issuance of paid shares	—	—	—
Increase in share for Itaú-Corpbanca business combination	—	—	—
Issuance of shares pending payment	—	—	—
Repurchase of own shares	—	—	—
Sale of own shares	—	—	—
Totals	512,406,760,091	512,406,760,091	512,406,760,091

●	Subscribed and paid shares

As of December 31, 2019, 2018 and 2017, the Bank has a capital in the amount of MCh$1,862,826, consisting of 512,406,760,091 common shares subscribed and paid, with no par value.

●	Purchase and sale of own shares

During the years ended December 31, 2019 and 2018, there were no transactions to buy and sell shares of own issuance.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-138

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 24 – Equity, continued

●	List of major shareholders

The shareholders list as of December 31, 2019, 2018 and 2017, is as follows:

	Shares
	2019		2018		2017
	Number of	Ownership	Number of	Ownership	Number of	Ownership
Company name or shareholder name	shares	%	shares	%	shares	%
Itaú Unibanco	195,408,043,473	38.14%	195,408,043,473	38.14%	184,756,488,453	36.06%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participaçoes Ltda.	57,008,875,206	11.13%	57,008,875,206	11.13%	57,008,875,206	11.13%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%	10,908,002,836	2.13%
CGB III SpA	1,800,000,000	0.35%	1,800,000,000	0.35%	1,800,000,000	0.35%
Saga II SpA	7,000,000,000	1.37%	7,000,000,000	1.37%	—	—%
Saga III SpA (1)	3,651,555,020	0.71%	3,651,555,020	0.71%	—	—%

Saieh Family	146,394,540,608	28.57%	146,394,540,608	28.57%	157,046,095,628	30.65%
Corp Group Banking S.A.	136,127,850,073	26.57%	136,127,850,073	26.57%	136,127,850,073	26.57%
Compañía Inmobiliaria y de Inversiones Saga SpA (2)	10,266,690,535	2.00%	10,266,690,535	2.00%	20,918,245,555	4.08%

International Finance Corporation	17,017,909,711	3.32%	17,017,909,711	3.32%	17,017,909,711	3.32%

Others	153,586,266,299	29.97%	153,586,266,299	29.97%	153,586,266,299	29.97%
Stock brokers	63,397,824,244	12.37%	55,791,614,655	10.89%	53,400,666,996	10.42%
ADR holders and foreign investors	50,376,882,652	9.83%	42,838,887,354	8.36%	50,064,467,904	9.77%
Asset management companies	27,989,426,434	5.46%	17,778,018,941	3.47%	16,892,054,779	3.30%
Santo Domingo Group	11,822,132,969	2.31%	9,817,092,180	1.92%	9,817,092,180	1.92%
Insurance companies	—	—%	5,220,388,512	1.02%	5,212,338,243	1.02%
Pension funds management companies	—	—%	3,981,075,117	0.77%	944,399,401	0.18%
Other minority shareholders	—	—%	18,159,189,540	3.54%	17,255,246,796	3.36%
Totals	512,406,760,091	100%	512,406,760,091	100%	512,406,760,091	100%

(1)	Shares in custody of a third party.
(2)	Includes 640,844,096 shares in custody of a third party.

b)Dividends

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 19, 2019, the shareholders agreed to distribute net income for MCh$51,614 representing 30% of the profits for 2018 (as filed with the CMF) and at an Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 27, 2018, the shareholders agreed to distribute profits for MCh$22,979, representing 40% of the 2017 net income (as filed with the CMF). See Note 39 “Subsequent events” for 2019 dividends distribution decision.

	Income	Allocated to
	attributable to	reserves and				Dividend per
	equity holders	retained	Allocated to	Percentage		share
Years	(*)	earnings (*)	dividends	distributed	Number of shares	(in pesos)
	MCh$	MCh$	MCh$	%
Year 2018 (Shareholders’ Meeting March 2019)	172,047	120,433	51,614	0.30	512,406,760,091	0.10073
Year 2017 (Shareholders’ Meeting March 2018)	57,447	34,468	22,979	0.40	512,406,760,091	0.04485

(*)   According to the Consolidated Financial Statements filed with the CMF.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-139

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 24 – Equity, continued

As of December 31, 2019 and 2018 and for the year ended December 31, 2019, 2018 and 2017, the basic earnings and diluted earnings are as follows:

	As of and for the years ended December 31,
	2019		2018		2017
	N° of Shares	Amount	N° of Shares	Amount	N° of Shares	Amount
	Millions	MCh$	Millions	MCh$	Millions	MCh$
Basic earnings per share
Net income for the period	—	113,684	—	171,331	—	67,821
Weighted average number of outstanding shares	512,407	—	512,407	—	512,407	—
Assumed convertible debt conversion	—	—	—	—	—	—
Adjusted number of outstanding shares	512,407	—	512,407	—	—	—
Basic earnings per share (Chilean pesos)	—	0.222	—	0.334	—	0.132
Diluted earnings per share
Net income for the period	—	113,684	—	171,331	—	67,821
Weighted average number of outstanding shares	512,407	—	512,407	—	512,407	—
Dilutive effects
Assumed convertible debt conversion	—	—	—	—	—	—
Conversion of common shares	—	—	—	—	—	—
Options rights	—	—	—	—	—	—
Adjusted number of shares	512,407	—	512,407	512,407	—	—
Diluted earnings per share (Chilean pesos)	—	0.222	—	0.334	—	0.132

During the years ended December 31, 2019, 2018 and 2017, there were no dilutive effects.

c)Valuation accounts

Financial instruments at FVTOCI/available for sale investments: It includes accumulated net changes in the fair value of investments at FVTOCI for the year ended on December 31, 2019 and 2018. Available for sale investment accumulated changes in fair value up to December 31, 2017 until de investment is disposed of or there is a significant or prolonged decline in value.

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

Defined benefits obligations: This includes the effects of complying with IAS 19 “Employees Benefit”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-140

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 24 – Equity, continued

The following are the equity effects and income taxes for years ended December 31, 2019 and 2018:

				Exchange
				differences on
			Hedge of net	investment in
	Debt		investments in	Colombia and	Defined	Equity
	instruments	Cash flow	foreign	New York	benefits	instruments
As of December 31, 2019	at FVTOCI	hedge	operations	branch	obligations	at FVTOCI	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other comprehensive income (loss) before income taxes
Opening balances as of January 1, 2019	16,459	5,559	29,403	(19,119)	(3,236)	1,334	30,400
Effects for the period	21,025	(6,381)	(46,786)	56,487	(3,248)	540	21,637
Transfer of gain on disposal of equity investments at fair value through other comprehensive income to retained earnings	—	—	—	(40)	—	(135)	(175)
Ending balances as of December 31, 2019	37,484	(822)	(17,383)	37,328	(6,484)	1,739	51,862

Income taxes related to components of other comprehensive income (loss)
Opening balances as of January 1, 2019	(6,904)	(280)	(7,746)	—	689	—	(14,241)
Effects for the period	(5,801)	(185)	14,373	—	1,109	—	9,496
Ending balances as of December 31, 2019	(12,705)	(465)	6,627	—	1,798	—	(4,745)
Net balances as of December 31, 2019	24,779	(1,287)	(10,756)	37,328	(4,686)	1,739	47,117

				Exchange
				differences on
			Hedge of net	investment in
	Debt		investments	Colombia and	Defined	Equity
	instruments	Cash flow	in foreign	New York	benefits	instruments
As of December 31, 2018	at FVTOCI	hedge	operations	branch	obligations	at FVTOCI	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other comprehensive income (loss) before income taxes
Opening balances as of January 1, 2018	16,592	(5,730)	64,741	(57,485)	(2,736)	—	15,382
Changes due initial adoption IFRS 9	481	—	—	—	—	1,015	1,496
Restated opening balances as of January 1, 2018	17,073	(5,730)	64,741	(57,485)	(2,736)	1,015	16,878
Effects for the year	(614)	11,289	(35,338)	38,366	(500)	319	13,522
Ending balances as of December 31, 2018	16,459	5,559	29,403	(19,119)	(3,236)	1,334	30,400

Income taxes related to components of other comprehensive income (loss)
Opening balances as of January 1, 2018	(4,937)	1,389	(17,287)	—	718	—	(20,117)
Changes due initial adoption IFRS 9	(499)	—	—	—	—	—	(499)
Restated opening balances as of January 1, 2018	(5,436)	1,389	(17,287)	—	718	—	(20,616)
Effects for the year	(1,468)	(1,669)	9,541	—	(29)	—	6,375
Ending balances as of December 31, 2018	(6,904)	(280)	(7,746)	—	689	—	(14,241)

Net balances as of December 31, 2018	9,555	5,279	21,657	(19,119)	(2,547)	1,334	16,159

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-141

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 24 – Equity, continued

				Exchange
				differences on
			Hedge of net	investment
	Available for		investments	in Colombia	Defined
	sale	Cash flow	in foreign	and New York	benefits
As of December 31, 2017	investments	hedge	operations	branch	obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other comprehensive income (loss) before income taxes
Opening balances as of January 1, 2017	10,372	(5,603)	14,917	2,380	(2,598)	19,468
Effects for the period	6,220	(127)	49,824	(59,865)	(138)	(4,086)
Ending balances as of December 31, 2017	16,592	(5,730)	64,741	(57,485)	(2,736)	15,382

Income taxes related to components of other comprehensive income (loss)
Opening balances as of January 1, 2017	(2,764)	1,345	(3,219)	—	722	(3,916)
Effects for the period	(2,173)	44	(14,068)	—	(4)	(16,201)
Ending balances as of December 31, 2017	(4,937)	1,389	(17,287)	—	718	(20,117)

Net balances as of December 31, 2017	11,655	(4,341)	47,454	(57,485)	(2,018)	(4,735)

d)Reserves

This item corresponds to “Other non-earnings reserves” corresponding to the adjustments recorded as a result of the business combination between Banco Itaú Chile and Corpbanca for MCh$839,120 as of December 31, 2018 and MCh$744,838 as of December 31, 2019, and reserves from Banco Itaú Chile before the business combination for MCh$451,011 as of December 31, 2019 and 2018.

e)Retained earnings from prior years

Corresponds to retained earnings as of December 31, 2019 for a total of MCh$50,537, not distributed to shareholders, and accumulated losses as of December 31, 2018 for a total of MCh$69,355.

f)Non-controlling interest

This corresponds to the net amount of equity in the consolidated subsidiaries attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the year is detailed as follows:

As of December 31, 2019				Other Comprehensive Income
Hedge of
					Exchange	net
				Financial	differences	investment	Cash	Defined		Total other	Total
	Non-		Net	instruments at	on	in foreign	flow	benefits	Deferred	comprehensive	comprehensive
Subsidiaries	controlling	Equity	income	FVTOCI (1)	translation	operations	hedge	obligations	Tax	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.200	478	125	—	—	—	—	—	—	—	125
Itaú Corpbanca Colombia S.A. and subsidiaries (2)	12.900	93,967	10,713	952	17,368	—	(411)	(1,184)	331	17,056	27,769
Itaú Corredores de Seguros S.A.	—	—	—	—	—	—	—	—	—	—	—
Totals		94,445	10,838	952	17,368	—	(411)	(1,184)	331	17,056	27,894

(1)	Financial instruments at FVOCI includes debt instruments for MCh$678 and equity instruments MCh$274.
(2)	On December 3, 2019, after obtaining regulatory approvals from banking supervisors in Chile, Colombia and Brazil, Itaú Corpbanca completed the acquisition of the Itaú Corpbanca Colombia shares owned by Helm LLC and Kresge Stock Holding Company Inc. As a result of these acquisitions, Itaú Corpbanca owns approximately 87.10% of the shares of Itaú Corpbanca Colombia.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-142

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 24 – Equity, continued

As of December 31, 2018				Other Comprehensive Income
						Hedge of
					Exchange	net
				Financial	differences	investment	Cash	Defined		Total other	Total
	Non-		Net	instruments at	on	in foreign	flow	benefits	Deferred	comprehensive	comprehensive
Subsidiaries	controlling	Equity	income	FVTOCI (3)	translation	operations	hedge	obligations	Tax	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Itaú Corredor de Seguro Colombia S.A.	20.200%	409	15	—	—	—	—	—	—	—	15
Itaú Corpbanca Colombia S.A. y filiales	33.721%	217,673	(4,500)	(664)	10,244	(1,195)	—	(254)	305	8,436	3,936
Itaú Corredores de Seguros S.A. (4)	—%	—	8	—	—	—	—	—	—	—	8
Itaú Administradora General de Fondos S.A. (5)	—%	—	—	—	—	—	—	—	—	—	—
Itaú Corpbanca Corredores de Bolsa Limitada (6)	—%	—	—	—	—	—	—	—	—	—	—
Totals		218,082	(4,477)	(664)	10,244	(1,195)	—	(254)	305	8,436	3,959

(3)	Financial instruments at FVOCI includes debt instruments for MCh$827 loss and equity instruments MCh$163 gain.

As of December 31, 2017				Other Comprehensive Income
						Hedge of
					Exchange	net
				Available	differences	investment	Cash	Defined		Total other
	Non-		Net	for sale	on	in foreign	Flow	benefits	Deferred	comprehensive	Comprehensive
Subsidiaries	controlling	Equity	income	investments	translation	operations	hedges	obligations	Tax	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Itaú Corredor de Seguros S.A	20.200%	380	(5)	—	—	—	—	—	—	—	(5)
Itaú Corpbanca Colombia S.A	33.721%	216,883	(5,001)	3,746	(18,437)	(627)	—	(70)	(1,305)	(16,693)	(21,694)
Itaú Chile Corredores de Seguros Ltda. (4)	0.029%	12	10	—	—	—	—	—	—	—	10
Itaú Administradora General de Fondos S.A. (5)	0.600%	1	—	—	—	—	—	—	—	—	—
Itaú Corpbanca Corredores de Bolsa Ltda. (6)	—%	4	—	—	—	—	—	—	—	—	—
Totals		217,280	(4,996)	3,746	(18,437)	(627)	—	(70)	(1,305)	(16,693)	(21,689)

(4)

On April 1, 2018, the merger of Corpbanca Corredores de Seguro S.A. and Itaú Chile Corredora de Seguros Limitada through the absorption of this last entity in the first took place, being its new name Itaú Corredores de Seguros S.A. On September 10, 2018, Itaú Corpbanca acquired 127,901 shares from minority investors. As a result, the Bank and its subsidiaries own a 100% of the Company shares.

(5)	On December 10, 2018, Itaú Corpbanca acquired 1 share from minority investors. As a result, the Bank and its subsidiaries own a 100% of the Company shares.

(6) On July 4, 2018, Itaú Asesorías Financieras acquired 2 shares from minority investors. As a result, the Bank and its subsidiaries own a 100% of the Company shares.

The following table shows the non-controlling interest movements for the year ended December 31, 2019, 2018 and 2017:

	As of December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$
Opening balances as of January 1,	218,082	217,280	238,969
Changes due to initial application of IFRS 9	—	(3,157)	—
Restated opening balances as of January 1,	218,082	214,123	238,969
Increase participation in Colombia	(151,531)	—	—
Comprehensive income	27,894	3,959	(21,689)
Ending balances as of December 31,	94,445	218,082	217,280

The main subsidiary with non-controlling interest of Itaú Corpbanca, is the following:

		As of December 31,
		2019		2018
		Group	Non-controlling	Group	Non-controlling
Entity Name	Country	participation	participation	participation	participation
Itaú Corpbanca Colombia S.A. and subsidiaries	Colombia	87.10%	12.90%	66.28%	33.72%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-143

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 24 – Equity, continued

Summarized financial information for the main subsidiary with non-controlling interest, is as follows:

	As of December 31,
Summary Statements of Financial Position	2019	2018	2017
	MCh$	MCh$	MCh$
Current assets	5,383,819	4,669,275	4,589,487
Current liabilities	(3,112,252)	(3,523,186)	(3,939,253)
Net current assets (liabilities)	2,271,567	1,146,089	650,234

Non-current assets	1,174,958	1,664,700	1,690,890
Non-current liabilities	(2,729,714)	(2,160,781)	(1,697,961)
Net non-current assets (liabilities)	(1,554,756)	(496,081)	(7,071)

Total net assets (liabilities)	716,811	650,008	643,163

Accumulated non-controlling interest	93,967	217,673	216,883

	For the years ended December 31,
Summary Income Statements	2019	2018	2017
	MCh$	MCh$	MCh$
Interest income and readjustments	528,150	553,937	579,176
Income of the period	16,490	(13,087)	(14,830)
Non-controlling interests income	10,713	(4,500)	(5,001)

	For the years ended December 31,
Summary Cash Flows Statements	2019	2018	2017
	MCh$	MCh$	MCh$

Net cash flows provided by (used in) operating activities	(359,168)	232,480	16,822
Net cash flows provided by (used in) investing activities	111,607	(145,665)	(158,402)
Net cash flows provided by (used in) financing activities	115,303	(24,122)	35,937
Net increase (decrease) in cash flows	(132,258)	62,693	(105,643)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-144

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 24 – Equity, continued

g) Consolidated comprehensive income for the years ended December 31, 2019, 2018 and 2017

	2019
	Equity holders	Non-controlling
Concepts	of the Bank	interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the year	113,684	10,838	124,522
Other comprehensive income (loss) before income taxes
Debt instruments at fair value through other comprehensive income	21,025	678	21,703
Hedge of net investment in foreign operations	(46,786)	—	(46,786)
Cash flow hedge	(6,381)	(411)	(6,792)
Exchange differences	56,487	17,368	73,855
Changes in the fair value of equity investments at fair value through other comprehensive income	540	274	814
Defined benefits obligation	(3,248)	(1,184)	(4,432)
Subtotals	21,637	16,725	38,362
Income taxes
Debt instruments at fair value through other comprehensive income	(5,801)	(125)	(5,926)
Hedge of net investment in foreign operations	14,373	—	14,373
Cash flow hedge	(185)	23	(162)
Defined benefits obligation	1,109	433	1,542
Subtotals	9,496	331	9,827
Other comprehensive income for the year	31,133	17,056	48,189
Comprehensive income for the year	144,817	27,894	172,711

	2018
	Equity holders	Non-controlling
Concepts	of the Bank	interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the year	171,331	(4,477)	166,854
Other comprehensive income (loss) before income taxes
Debt instruments at fair value through other comprehensive income	(614)	(827)	(1,441)
Net investment in foreign operations hedges	(35,338)	(1,195)	(36,533)
Cash flow hedges	11,289	—	11,289
Exchange differences	38,366	10,244	48,610
Changes in the fair value of equity investments at fair value through other comprehensive income	319	163	482
Defined benefits obligations	(500)	(254)	(754)
Subtotals	13,522	8,131	21,653
Income taxes
Debt instruments at fair value through other comprehensive income	(1,468)	(704)	(2,172)
Net investment in foreign operations hedges	9,541	1,024	10,565
Cash flows hedges	(1,669)	—	(1,669)
Defined benefits obligations	(29)	(15)	(44)
Subtotals	6,375	305	6,680
Other comprehensive income (loss) for the year	19,897	8,436	28,333
Comprehensive income (loss) for the year	191,228	3,959	195,187

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-145

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 24 – Equity, continued

	2017
	Equity holders	Non-controlling
Concepts	of the Bank	interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the year	67,821	(4,996)	62,825
Other comprehensive income (loss) before income taxes
Available for sale investments	6,220	3,746	9,966
Net investment in foreign operations hedges	49,824	(627)	49,197
Cash flow hedges	(127)	—	(127)
Exchange differences	(59,865)	(18,437)	(78,302)
Defined benefits obligations	(138)	(70)	(208)
Subtotals	(4,086)	(15,388)	(19,474)
Income taxes
Available for sale investments	(2,173)	(1,160)	(3,333)
Net investment in foreign operations hedges	(14,068)	(143)	(14,211)
Cash flows hedges	44	—	44
Defined benefits obligations	(4)	(2)	(6)
Subtotals	(16,201)	(1,305)	(17,506)
Other comprehensive income (loss) for the year	(20,287)	(16,693)	(36,980)
Comprehensive income (loss) for the year	47,534	(21,689)	25,845

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-146

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 25 - Interest Income and Interest Expense

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

a)	The composition of interest income and inflation-indexing for the years ended December 31, 2019, 2018 and 2017 is as follows:

	For the years ended December 31,
	2019			2018			2017
		Inflation			Inflation			Inflation
	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under agreements to resell	4,996	(2)	4,994	4,988	—	4,988	6,643	2	6,645
Loans and receivables to banks	4,361	—	4,361	5,013	—	5,013	5,460	—	5,460
Commercial loans	850,212	119,461	969,673	816,193	115,468	931,661	872,416	68,729	941,145
Mortgage loans	202,945	107,352	310,297	196,598	107,364	303,962	188,094	59,149	247,243
Consumer loans	379,030	135	379,165	372,148	194	372,342	360,268	64	360,332
Financial investments	79,114	15,539	94,653	101,274	19,060	120,334	70,556	8,274	78,830
Other interest income	17,588	2,543	20,131	10,882	9,850	20,732	9,656	545	10,201
Gain (loss) from accounting hedges (*)	(9,634)	—	(9,634)	(19,715)	—	(19,715)	(3,527)	—	(3,527)
Totals	1,528,612	245,028	1,773,640	1,487,381	251,936	1,739,317	1,509,566	136,763	1,646,329

b)	For the years ended December 31, 2019, 2018 and 2017, the detail of the amount of interest and inflation-indexation adjustment expense is as follows:

	For the years ended December 31,
	2019			2018			2017
		Inflation			Inflation			Inflation
	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(52,181)	(220)	(52,401)	(49,536)	(141)	(49,677)	(72,732)	(139)	(72,871)
Obligations under repurchase agreements	(26,349)	—	(26,349)	(29,660)	(4)	(29,664)	(32,677)	—	(32,677)
Time deposits and other time liabilities	(369,048)	(8,560)	(377,608)	(370,206)	(15,528)	(385,734)	(420,190)	(13,047)	(433,237)
Interbank borrowings	(81,557)	—	(81,557)	(69,054)	(206)	(69,260)	(51,922)	(2,463)	(54,385)
Debt instruments issued	(212,346)	(130,127)	(342,473)	(199,420)	(122,832)	(322,252)	(210,104)	(72,780)	(282,884)
Other financial liabilities	(501)	—	(501)	(752)	—	(752)	(114)	—	(114)
Lease obligations	(5,034)	(92)	(5,126)	—	—	—	—	—	—
Other Interest expense	(79)	(3,227)	(3,306)	(397)	(4,292)	(4,689)	(556)	(1,962)	(2,518)
Gain (loss) from hedge accounting (*)	16,099	—	16,099	10,374	—	10,374	15,339	—	15,339
Totals	(730,996)	(142,226)	(873,222)	(708,651)	(143,003)	(851,654)	(772,956)	(90,391)	(863,347)

(1)	The inflation indexation adjustment is the result of changes in the Unidades de Fomento (“UF”). The UF is an inflation-index Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the Official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense respectively.
●	(*) The mark to market adjustments are presented in this line for hedging derivatives used in hedging of assets except in the case of foreign currency hedges and cash flow hedges (cross-currency), their all-in mark to market adjustment is included in the foreign exchange gain (losses) (see Note 28 “Net foreign exchange income (losses)”).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-147

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 26 - Fee and Commission Income and Expense

This item comprises the amount of all commissions accrued and paid in the year, except for those that form an integral part of the effective interest rate of the financial instruments.

a)	Fee and commission income

This item comprises the financial income for the year corresponding to remunerations generated by the services rendered by the Bank and its subsidiaries and corresponds to the following items:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	1,553	5,292	3,306
Fees and commissions from guarantees and letters of credit	15,147	15,317	14,776
Fees and commissions from card services	75,574	72,932	63,388
Fees and commissions from accounts management	15,406	11,512	12,024
Fees and commissions from collections and payments	23,921	20,359	25,359
Fees and commissions from brokerage and securities management	9,844	10,966	13,183
Fees and commissions from asset management	25,845	24,718	25,965
Compensation for insurance brokerage	35,783	36,693	26,096
Investment banking and advisory fees	20,657	19,403	8,162
Fees and commissions from student loans ceded	5,735	5,300	4,680
Commissions on loan transactions	893	651	2,560
Commissions for mortgage loans	1,300	1,486	1,112
Other fees from services rendered	10,321	10,982	12,088
Other commissions earned	2,217	2,345	3,721
Totals	244,196	237,956	216,420

b)	Fee and commission expense

This item includes expenses for commissions accrued during the year from operations, and corresponds to the following items:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$
Compensation for cards transactions	(55,232)	(35,676)	(23,439)
Fees and commissions for securities transactions	(2,716)	(2,963)	(4,855)
Commissions paid for foreign trade transactions	(2,300)	(2,550)	(2,449)
Commissions paid for customer loyalty program benefits	(3,725)	(2,607)	(1,439)
Commissions paid for services to customers management	(3,905)	(3,455)	(3,157)
Other commissions paid	(1,914)	(4,576)	(3,510)
Totals	(69,792)	(51,827)	(38,849)

Commissions earned on loans with mortgage finance bonds are recorded in the Consolidated Statement of Income under “Interest income.”

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-148

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 26 - Fee and Commission Income and Expense, continued

c)	Below are the income and expenses for commissions generated by segment and the revenue recognition calendar for ordinary activities, for the year ended December 31, 2019 according to IFRS 15.

				Revenue recognition calendar
	Segments			for ordinary activities
					Transferred
				Transferred	at a point in	Accrual
	Chile	Colombia	Total	over time	time	model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	1,453	101	1,554	1,453	101	—
Fees and commissions from guarantees and letters of credit	12,086	3,060	15,146	12,086	3,060	—
Fees and commissions from card services	49,393	26,182	75,575	—	75,575	—
Fees and commissions from accounts management	12,534	2,872	15,406	—	15,406	—
Fees and commissions from collections and payments	15,651	8,271	23,922	—	10,385	13,537
Fees and commissions from brokerage and securities management	5,785	4,057	9,842	—	9,842	—
Fees and commissions from asset management	15,727	10,118	25,845	—	25,845	—
Compensation for insurance brokerage	35,783	—	35,783	—	—	35,783
Investment banking and advisory fees	20,657	—	20,657	—	20,657	—
Fees and commissions from student loans ceded	7,057	—	7,057	—	7,057	—
Commissions on loan transactions	473	—	473	—	473	—
Commissions for mortgage loans	753	—	753	—	753	—
Other commissions earned	1,223	10,960	12,183	—	12,183	—
Totals	178,575	65,621	244,196	13,539	181,337	49,320

				Revenue recognition calendar
	Segments			for ordinary activities
					Transferred
				Transferred	at a point in	Accrual
	Chile	Colombia	Total	over time	time	model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Compensation for cards transactions	(29,950)	(25,282)	(55,232)	—	(55,232)	—
Fees and commissions for securities transactions	(1,557)	(1,159)	(2,716)	—	(2,716)	—
Commissions paid for foreign trade transactions	—	—	—	—	—	—
Commissions paid for customer loyalty program benefits	—	—	—	—	—	—
Commissions paid for services to customers management	—	—	—	—	—	—
Other commissions paid	(4,625)	(7,219)	(11,844)	—	(11,844)	—
Totals	(36,132)	(33,660)	(69,792)	—	(69,792)	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-149

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 27 - Net Income (Expense) from Financial Operations

This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof.

Net income (expense) from financial operations in the Consolidated Statements of Income for the year is as follows:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$
Trading instruments (securities)	17,287	2,527	43,323
Financial derivative contracts (trading)	77,040	152,732	(63,992)
Sale of loans and accounts receivable from customers (*)	14,588	1,602	15,121
Net gain on sale of financial instruments at fair value through other comprehensive income	35,489	13,765	—
Net gain on sale of available for sale investments	—	—	13,641
Others	(770)	2,129	175
Totals	143,634	172,755	8,268

(*)    See details Note 10, letter d.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-150

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 28 - Net Foreign Exchange Gain (Loss)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in foreign currency at the time of their disposal. Net foreign exchange gains (losses) details are as follows:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$
Net foreign exchange gain (loss)
Gain (loss) on net foreign currency exchange positions	37,404	(64,278)	131,196
Other foreign currency exchange gains (losses)	4,128	5,421	1,537
Subtotals	41,532	(58,857)	132,733
Net exchange rate adjustments gain (loss)
Adjustments for loans and accounts receivable from customers	702	93	(82)
Adjustment for investment instruments	—	105	(824)
Adjustment for other assets and liabilities	2	(322)	1,385
Net gain (loss) from hedge accounting	(14,610)	41,016	(87,047)
Subtotals	(13,906)	40,892	(86,568)
Totals	27,626	(17,965)	46,165

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-151

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 29 - Provisions for Impairment of Financial Assets

a)	The movement registered in income for the year related to allowances and impairment due to credit risk, for the years ended December 31, 2019, 2018 and 2017, is summarized as follows:

2019 – According to IFRS 9

					Financial	Financial
	Interbank	Loans and accounts receivable from customers at amortized cost			instruments at	instruments at	Contingent
2019	loans	Commercial	Mortgage	Consumer	FVTOCI	amortized cost	loans	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loss for provisions established	(507)	(423,043)	(35,031)	(279,002)	(2,223)	(9)	(25,577)	(765,392)
Income for provisions released	765	178,243	9,102	89,247	19	—	46,673	324,049
Recovery of loans previously charged-off	—	22,213	2,791	33,661	—	—	—	58,665
Net charge to income	258	(222,587)	(23,138)	(156,094)	(2,204)	(9)	21,096	(382,678)

2018 – According to IFRS 9

					Financial	Financial
	Interbank	Loans and accounts receivable from customers at amortized cost			Instruments at	instruments at	Contingent
2018	loans	Commercial	Mortgage	Consumer	FVTOCI	amortized cost	loans	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loss for provisions established	(344)	(634,886)	(78,185)	(562,620)	(25)	—	(14,511)	(1,290,571)	(*)
Income for provisions released	131	474,192	78,873	380,294	411	50	28,354	962,305	(*)
Recovery of loans previously charged-off	—	19,921	2,588	25,959	—	—	—	48,468
Net charge to income	(213)	(140,773)	3,276	(156,367)	386	50	13,843	(279,798)

2017 – According to IAS 39

		Loans and accounts receivable from customers
	Interbank	Commercial	Mortgage	Consumer
2017	loans	loans	loans	loans	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(226)	(338,701)	—	—	(338,927)
Collectively assessed	—	(104,171)	(63,699)	(312,697)	(480,567)
Income (loss) for provisions established	(226)	(442,872)	(63,699)	(312,697)	(819,494)	(*)
Provisions released
Individually assessed	209	302,504	—	—	302,713
Collectively assessed	—	33,538	31,310	104,953	169,801
Income (loss) for provisions released	209	336,042	31,310	104,953	472,514	(*)
Recovery of loans previously charged-off	—	13,236	1,908	16,419	31,563
Net charge to income	(17)	(93,594)	(30,481)	(191,325)	(315,417)

(*)The amounts disclosed in the Consolidated Statements of Cash Flows are detailed below:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$
Charge to income for provisions established	765,392	1,290,571	819,494
Credit to income for provisions used	(324,049)	(962,305)	(472,514)
	441,343	328,266	346,980

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-152

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 29 - Provisions for Impairment of Financial Assets, continued

b)	The detail by type of loans, analyzed collectively and individually, which were constituted and released by way of provision, is as follows:

2019 – According to IFRS 9

		As of December 31, 2019
	Note	Provision established	Provision released	Totals
		MCh$	MCh$	MCh$
Commercial		(423,043)	178,243	(244,800)
Mortgage		(35,031)	9,102	(25,929)
Consumer		(279,002)	89,247	(189,755)
Subtotals	10	(737,076)	276,592	(460,484)
Interbank loans, net	9	(507)	765	258
Totals		(737,583)	277,357	(460,226)

2018 – According to IFRS 9

		As of December 31, 2018
	Note	Provision established	Provision released	Totals
		MCh$	MCh$	MCh$
Commercial		(634,886)	474,192	(160,694)
Mortgage		(78,185)	78,873	688
Consumer		(562,620)	380,294	(182,326)
Subtotals	10	(1,275,691)	933,359	(342,332)
Interbank loans, net	9	(344)	131	(213)
Totals		(1,276,035)	933,490	(342,545)

2017 – According to IAS 39

		As of December 31, 2017
		Provisions established			Provisions released
	Note	Individual	Group	Totals	Individual	Group	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans		(338,701)	(104,171)	(442,872)	302,504	33,538	336,042
Mortgage loans		—	(63,699)	(63,699)	—	31,310	31,310
Consumer loans		—	(312,697)	(312,697)	—	104,953	104,953
Subtotals	10	(338,701)	(480,567)	(819,268)	302,504	169,801	472,305
Interbank loans, net	9	(226)	—	(226)	209	—	209
Totals		(338,927)	(480,567)	(819,494)	302,713	169,801	472,514

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-153

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 30 - Personnel Salaries and Expenses

Personnel salaries expenses for the years ended December 31, 2019, 2018 and 2017 are as follows:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$
Personnel compensation	(181,431)	(176,083)	(174,029)
Bonuses or gratifications	(82,129)	(84,754)	(68,946)
Compensation for years of service	(12,830)	(12,477)	(18,803)
Training expenses	(825)	(804)	(734)
Health and life insurance	(2,910)	(2,590)	(3,487)
Other personnel expenses	(18,084)	(18,039)	(15,324)
Totals	(298,209)	(294,747)	(281,323)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-154

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 31 - Administrative Expenses

For the years ended as of December 31, 2019, 2018 and 2017, the composition of this item is as follows:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$
Administrative expenses	(177,919)	(214,666)	(217,130)
Maintenance and repair of fixed assets	(35,213)	(31,673)	(34,754)
Office lease	—	(36,201)	(36,482)
Equipment lease	—	(2,925)	(2,890)
Insurance payments	(16,389)	(20,704)	(22,624)
Office supplies	(1,679)	(1,885)	(2,228)
IT and communications expenses	(47,878)	(43,667)	(41,872)
Utilities and other services	(4,558)	(4,443)	(5,022)
Security and transportation of securities services	(5,232)	(5,250)	(4,691)
Representation and personnel travel expenses	(3,345)	(3,612)	(3,347)
Legal and notarial expenses	(20,384)	(15,112)	(9,546)
Technical report fees	(13,647)	(11,626)	(11,274)
Professional services fees	(1,656)	(1,825)	(2,358)
Fees for classification of titles	—	(134)	(1,613)
Fines	(1,947)	(6,059)	(75)
ATM maintenance and management services	(2,436)	(2,630)	(5,837)
Temporary external services	(1,032)	(545)	(812)
Postage and mailing expenses	(1,110)	(1,341)	(1,397)
Internal events	(648)	(248)	(666)
Commercial programs	(1,246)	(1,242)	(1,253)
Credit card management services	(4,051)	(3,102)	(4,363)
Other administrative expenses	(15,468)	(20,442)	(24,026)

Subcontracted services	(22,134)	(22,303)	(24,724)
Data processing	(12,990)	(13,044)	(14,733)
Products sales	—	(275)	(832)
Others	(9,144)	(8,984)	(9,159)

Board of Directors compensation	(1,350)	(1,529)	(1,394)

Marketing and advertising	(13,353)	(14,384)	(16,268)

Real estate taxes, contributions and levies	(34,125)	(38,854)	(46,106)
Real estate taxes	(286)	(393)	(671)
Patents	(1,206)	(1,121)	(1,430)
Other taxes (*)	(24,467)	(29,324)	(36,031)
Contributions to SBIF	(8,166)	(8,016)	(7,974)
Totals	(248,881)	(291,736)	(305,622)

(*)    These amounts primarily correspond to taxes other than income taxes that affect Itaú Corpbanca Colombia and its subsidiaries (Colombian segment). These are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-155

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 32 - Depreciation, Amortization, and Impairment

a)	Depreciation and amortization

The amounts corresponding to charges to results for depreciation and amortization for the years ended December 31, 2019, 2018 and 2017, are detailed below:

		For the years ended December 31,
	Notes	2019	2018	2017
		MCh$	MCh$	MCh$
Depreciation of property, plant and equipment	14	(21,169)	(20,659)	(19,370)
Amortization of intangible assets	13	(74,140)	(66,158)	(62,475)
Depreciation of assets for right-of-use assets	15	(31,857)	—	—
Totals		(127,166)	(86,817)	(81,845)

b)	Impairment

For the years ended December 31, 2019, 2018 and 2017, the composition of this item is as follows:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$
Impairment of financial investments available-for-sale	—	—	—
Impairment of financial investments held-to-maturity	—	—	—
Subtotal financial assets	—	—	—
Impairment of property, plant and equipment (1)	(489)	(28)	(27)
Impairment of goodwill and intangibles	(239)	—	—
Subtotal Non-financial assets	(728)	(28)	(27)
Totals	(728)	(28)	(27)

(1)	Corresponds to impairment for due to technological obsolescence caused by the current regulations (Decree N°222 of October 30, 2013 of the Ministry of the Interior and Public Security) applied to ATMs, which is in accordance with stipulated by IAS 36 Impairment of assets.

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

Carrying amount of these CGUs is as follows:

	As of December 31,
CGU	2019	2018
	MCh$	MCh$
Chile	2,366,517	2,600,114
Colombia	959,821	843,943

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-156

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 32 - Depreciation, Amortization, and Impairment, continued

1.Allocation of goodwill

The Goodwill generated in the reverse acquisition mentioned in Note 1, section “General information background of Itaú Corpbanca and subsidiaries” was allocated in the following manner to the two identified CGUs2:

	As of December 31,
Goodwill	2019	2018
	MCh$	MCh$
Chile	904,868	904,868
Colombia	246,151	230,524

2.Methodology used by the Bank

Consistent with the prior year, the recoverable amounts of CGU Chile and CGU Colombia have been determined using the dividend discount model. This methodology considers the cash flows that would be generated by dividends distributed to shareholders at perpetuity, discounted to their cost of capital rate as of the valuation date. Therefore, the economic value of equity can be estimated using cash flow projections derived from financial budgets and other assumptions approved by management.

In testing goodwill for impairment, management considered different sources of information, including:

●	Historical information existing for both Banks post-merger and, if relevant, pre-merger. Historical information for events assessed as one-time and non-recurring was excluded.
●	Assumptions approved by management.
●	Information from external sources such as analyst reports, regulators, central Banks and press releases.
●	Observable market information such as rate curves, inflation and growth projections.
●	The competitive strategy defined for both Banks.

The projected funding structure and its impact on the Bank’s capital requirements and internal policy

3. Key assumptions used in calculating the recoverable amount.

The key assumptions used in calculating recoverable amount, defined as those variables to which the calculation is more sensitive, are presented below:

		As of December 31,
		2019		2018
		Chile	Colombia	Chile	Colombia
Perpetuity rate	(%)	5.20	6.50	5.20	6.50
Projected inflation rate	(%)	3.00	3.00	3.00	3.00
Discount rate	(%)	10.00	11.30	10.59	11.99
Loans growth	(%)	9.05 - 10.28	9.70 – 10.30	9.65 – 11.10	8.60 – 10.40
Solvency index limit	(%)	11.40 – 12.40	10.60 – 14.00	12.50 – 14.70	11.50 – 4.00

2    Goodwill generated by the acquisition of a business abroad (Colombia case) is expressed in the functional currency of the aforementioned business (Colombian peso), converted at the closing exchange rate (exchange rate COP to CLP for the purpose of accounting registration. In Chile in accordance with IAS 21 "Effects of Changes in Exchange Rates of the Foreign Currency". (See Note 13).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-157

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 32 - Depreciation, Amortization, and Impairment, continued

i.	Period of Projection and Perpetuity

When performing the goodwill impairment in 2019, cash flow projections are prepared for a period of 5 years from 2020 to 2024. After this period, the present value of cash flows for the year 2024 are calculated, projected to perpetuity using GDP growth rates expected for the markets in which the aforementioned CGUs operate.

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

Loans were projected considering an increase of around 9.92% per year in Chile and 10.00% in Colombia. Anticipated changes in the product mix were also modeled for both countries. The deposit portfolio was projected using target reciprocity.

iii.	Income

Interest and fee income were projected in line with loans, modeling interest rates and commissions expected for each portfolio and type of product. Other relevant macroeconomic variables were also considered such as inflation and base interest rates.

iv.	Costs of funding

The cost projections are mainly determined based on demand deposits and term deposits balances, considering an annual average ratio of 3.7% for Chile and 4.0% for Colombia. In the cost of funding, the Bank models the impact of the aforementioned reciprocity strategy with no significant changes in the funding structure.

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

The payment of dividends was made by maximizing the cash flows of the shareholder taking as a restriction that the solvency indicator (ratio of technical equity with risk-weighted assets) does not fall below the minimum limits required by the regulatory entities. In this way, a dividend for the CGU of Chile of 30% for the first 5 years and 50% in perpetuity was considered; and for the CGU Colombia of 30% and 55% respectively.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-158

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 32 - Depreciation, Amortization, and Impairment, continued

4. Outcome of impairment testing

As a result of the impairment testing process described above, management concludes that the recoverable amount of the CGUs exceeds their carrying amount, as shown in the following table:

		As of December 31,
		2019		2018
		Chile	Colombia	Chile	Colombia
Recoverable Amount / Carrying Value	(%)	121.38	107.09	113.00	102.90

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

5. Uncertainty and sensitivity of calculation to changes in key assumptions

The estimates and judgments included in the calculations of recoverable amount are based on historical experience and other factors, including management’s expectations of future events considered reasonable based on current circumstances. However, the assumptions used are subject to a large degree of uncertainty and actual future results could differ from projections. For example:

●	The Bank considers that the operational integration of the banks in Chile will be completed in 2020.
●	The model for estimating the recoverable amount of the Colombian CGU assumed a recovery of the business from 2019 onward.
●	This, together with other measures, will result in growth of the various loan portfolios above industry averages.

The Bank has sensitized discount and growth rates at perpetuity separately for CGU Colombia so that the Recoverable Amount (AR) of CGU Colombia is equal to its Carrying Value (CV):

		As of December 31,
		2019	2018
Discount rates	(%)	12.35	12.21
Perpetuity growth rate	(%)	6.28	6.29

Management has considered and analyzed possible reasonable changes in key assumptions and has not identified other situations in which the Carrying Value exceeds the Recoverable Amount.

Additionally, the ranges of the discount and growth rates in perpetuity of the CGU Colombia have been sensitized, separately, in both cases of 60 basis points

		As of December 31,
		2019	2018
Discount rates	(%)	11.30	11.99
Range	(%)	10.70 – 11.90	11.39 – 12.59
Range (RA/CV)	(%)	91.70 – 120.90	93.01 – 118.21
Perpetuity growth rate	(%)	6.50	6.50
Range	(%)	5.90 – 7.10	5.90 – 7.10
Range (RA/CV)	(%)	93.37 – 118.71	94.72 – 116.05

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-159

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 32 - Depreciation, Amortization, and Impairment, continued

6. Reconciliation of before and after taxes

The Bank has used the cost of own capital (Ke) rate as a discount rate in its calculation of the recoverable amount, a rate that is observable after taxes. The following table shows the effect of considering the flows and the discount rate before taxes.

		As of December 31,
		2019		2018
		Chile	Colombia	Chile	Colombia
Discount rates	(%)	12.55	16.90	13.22	18.08
Recoverable amount/Carrying value	(%)	145.80	134.43	126.50	111.90

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-160

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 33 - Other Operating Income and Expenses

a)Other operating income

The detail of other operating income is as follows:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$
Income from assets received in lieu of payment
Gain on sales of assets received in lieu of payment	5,449	8,562	5,566
Other income	13,163	30	2,578
Subtotals	18,612	8,592	8,144
Other income
Compensations from insurance companies	6	53	—
Gain on sale of property, plant and equipment	2,248	5,519	14,119
Recovery of leased assets	73	1,349	522
Other operating income, subsidiaries	3,020	2,158	3,092
Gain on sale of leased assets	1,914	1,447	19
Other operating income	432	199	173
Revenue from insurance companies agreement	4,538	3,626	4,128
Other operating income, leases	267	724	446
Other income for recovery foreign expenses	747	620	420
Recoveries from expenses provisions	7,243	1,166	2,352
Other income	5,872	1,203	8,117
Subtotals	26,360	18,064	33,388
Totals	44,972	26,656	41,532

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-161

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 33 - Other Operating Income and Expenses, continued

b)Other operating expenses

During the years ended December 31, 2019, 2018 and 2017, the Bank presents other operating expenses according to the following detail:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$
Provisions for assets received in lieu of payment	(18,062)	(16,132)	(14,472)
Maintenance expenses for assets received in lieu of payment	(1,663)	(1,301)	(714)
Subtotal	(19,725)	(17,433)	(15,186)
Provisions for contingencies
Other provisions for contingencies	(507)	(1,998)	(586)
Subtotals	(507)	(1,998)	(586)
Other expenses.
Loss on sale of property, plant and equipment	(655)	(307)	(1,099)
Credit card loyalty point benefits expenses	—	(14,306)	(13,238)
Operating loss expenses	(17,468)	(10,589)	(8,098)
Insurance expense (law 20,027)	(802)	(622)	(1,205)
Provision expense for recovered leased assets	(3,105)	(4,170)	(4,835)
Expenses loss on sale of assets	(9,386)	—	—
Banking expenses	(1,932)	(2,450)	(3,482)
Fines and penalties	(2,454)	(13,110)	(2,025)
Loss on damaged assets	(696)	(2,311)	(2,026)
Other expenses	(4,819)	(903)	(10,550)
Subtotals	(41,317)	(48,768)	(46,558)
Totals	(61,549)	(68,199)	(62,330)

(*) For the year ended December 31, 2019, the Bank presents credit card loyalty benefits expenses amounting to MCh$7,515 in the Consolidated Statements of Income under Fee and commission expense.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-162

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 34 - Related Party Transactions

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the Commission for the Financial Market, related parties are those individuals or corporations related to the ownership or management of the Institution directly or through third parties.

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

a)	Loans granted to related parties

As of December 31, 2019 and 2018, the loans granted to related persons are detailed below:

	As of December 31, 2019			As of December 31, 2018
	Productive	Investment		Productive	Investment
	companies	companies	Individuals	companies	companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable from customers
Commercial loans	109,840	11,910	5,054	170,873	64,073	3,960
Mortgage loans	—	—	29,419	—	—	21,154
Consumer loans	—	—	8,987	—	—	5,961
Gross loans and accounts receivable from customers	109,840	11,910	43,460	170,873	64,073	31,075
Allowance for loan losses	(1,705)	(134)	(283)	(2,550)	(70)	(63)
Loans and receivables to customers, net	108,135	11,776	43,177	168,323	64,003	31,012

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-163

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 34 - Related Party Transactions, continued

b)	Other transactions with related parties

For the years ended December 31, 2019, 2018 and 2017, the Bank entered into the following transactions with related parties for amounts are detailed below:

		As of December 31, 2019
		Balances receivable	Effect on income (loss)
Name or Corporate Name	Description	(payable)	Income	Expense
		MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	—	—	567
Bcycle Latam SPA	Administrative consulting	—	—	1,518
CAI Gestion Inmobiliaria S.A.	Department stores	—	—	3
Combanc S.A.	Data transmission services	—	—	366
Comder Contraparte Central S.A	Banking services	—	—	910
Compañía Chilena de Televisión S.A.	Tv broadcasting services	—	—	47
Corp Group Holding Inversiones Limitada	Advisory services	—	—	382
Corp Imagen y diseños S.A.	Marketing	—	—	101
Corp Research S.A.	Advisory services	—	—	474
Hotel Corporation of Chile S.A.	Hotel, events	—	—	39
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees (*)	(15,625)	—	1,994
Inmobiliaria Gabriela S.A	Other services	—	—	121
Inversiones Corp Group Interhold Ltda.	Administrative consulting	—	—	2,537
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	—	46	248
Itaú Chile Inv. Serv. y Administración S.A.	Leases (*)	(441)	—	220
Itaú Unibanco	Business management reimbursement	349	2,051	—
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	3,037
Pulso Editorial S.A.	Publishing services	—	—	23
Redbanc S.A.	ATM management	—	—	3,388
SMU S.A., Rendic Hnos. S.A.	Lease of ATM (Note 17)	3,379	—	2,319
Transbank S.A.	Credit card management	—	—	14,208

(*) As of 2019, due to the adoption of IFRS 16, leases are recognized as a financial obligation and a right-of-use asset. See Note 1 letter g). For disclosure purposes we have included the unpaid balance of the liability and the interest expense.

These transactions were carried out at normal market prices prevailing at the day of the transactions.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-164

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 34 - Related Party Transactions, continued

		As of December 31, 2018
		Balances receivable	Effect on income (loss)
Name or Corporate Name	Description	(payable)	Income	Expense
		MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	—	—	254
Bcycle Latam SPA	Administrative consulting	—	—	4,048
Bolsa de Comercio de Santiago	Other services	—	—	204
CAI Gestion Inmobiliaria S.A.	Department stores	—	—	103
Combanc S.A.	Data transmission services	—	—	350
Comder Contraparte Central S.A	Banking services	—	—	902
Corp Group Holding Inversiones Limitada	Advisory services	—	—	408
Corp Imagen y diseños S.A.	Marketing	—	—	99
Corp Research S.A.	Advisory services	—	—	463
Everis Chile S.A.	Advisory services	—	—	906
Hotel Corporation of Chile S.A.	Hotel, events	—	—	94
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees	—	—	4,693
Instituto de Estudios Bancarios Guillermo Subercaseaux	Education services	—	—	121
Inversiones Corp Group Interhold Ltda.	Administrative consulting	—	—	2,476
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	—	93	706
Itaú Chile Inv. Serv. y Administración S.A.	Leases	—	204	141
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	2,909
Pulso Editorial S.A	Publishing services	—	—	471
Redbanc S.A.	ATM management	—	—	3,002
SMU S.A., Rendic Hnos. S.A.	Lease of ATM (Note 17)	5,698	—	2,262
Transbank S.A.	Credit card management	—	—	15,469
VIP Asesorias y Servicios Integrales Ltda.	Advisory services	—	—	129

		As of December 31, 2017
		Balances receivable	Effect on income (loss)
Name or Corporate Name	Description	(payable)	Income	Expense
		MCh$	MCh$	MCh$
Bcycle Latam SPA	Other services	—	—	552
CAI Gestion Inmobiliaria S.A.	Commercial home (Department stores)	—	—	115
Combanc S.A.	Data transmission services	—	—	378
Comder Contraparte Central S.A	Banking services	—	—	1,067
Corp Group Holding Inversiones Limitada	Advisory services	—	—	398
Corp Imagen y diseños S.A.	Other services	—	—	196
Corp Research S.A.	Management advisory services	—	—	453
Everis Chile S.A.	Advisory services	—	—	607
Hotel Corporation of Chile S.A.	Accommodation, events	—	—	265
Inmobiliaria Edificio Corpgroup S.A.	Corporate office rent and building cost	—	—	4,725
Instituto de Estudios Bancarios Guillermo Subercaseaux	Education services	—	—	143
Inversiones Corp Group Interhold Ltda.	Management advisory services	—	—	3,097
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	—	7,819	948
Itaú Chile Inv. Serv. y Administración S.A.	Leases	—	—	650
Operadora de Tarjeta de Crédito Nexus S.A.	Credit Card processing	—	—	3,836
Promoservice S.A.	Promotion services	—	—	267
Pulso Editorial S.A	Publishing services	—	—	509
Redbanc S.A.	ATM management	—	—	3,355
SMU S.A., Rendic Hnos. S.A.	Prepaid rent for space for ATMs	7,960	—	2,221
Transbank S.A.	Credit card management	—	—	14,586
VIP Asesorias y Servicios Integrales Ltda.	Advisory services	—	—	415

These transactions were carried out at normal market prices prevailing at the day of the transactions.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-165

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 34 - Related Party Transactions, continued

c)	Donations

		For the years ended December 31,
Name or corporate name	Description	2019	2018	2017
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	1,325	1,225	1,302
Fundación Descúbreme	Donations	204	194	200
Fundación Itaú	Donations	170	157	167
Fundación de Inclusión Social Aprendamos	Donations	—	—	5

d)	Other assets and liabilities with related parties.

	As of December 31,
	2019	2018
	MCh$	MCh$
ASSETS	28,474	26,854
Derivative financial instruments	27,458	25,708
Other assets	1,016	1,146
LIABILITIES	420,273	188,057
Derivative financial instruments	1,565	860
Current accounts and demand deposits	34,416	30,466
Time deposits and saving accounts	354,794	145,995
Other liabilities	29,498	10,736

e)	Results of transactions with related parties

	For the years ended December 31,
	2019		2018		2017
Type of recognized income or expense	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income and interest expenses and readjustments	11,269	7,328	3,748	2,970	10,146	4,902
Income and expenses for commissions and services	3,232	—	829	—	5,227	—
Profit and loss from trading	2,585	888	1,146	501	2,333	1,534
Operational support expenses	901	—	1,075	—	537	99
Other income and expenses	207	327	84	222	216	390
Totals	18,194	8,543	6,882	3,693	18,459	6,925

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-166

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 34 - Related Party Transactions, continued

f)	Payments to Board of Directors and key management personnel.

Compensation received by key personnel of Management correspond to the following categories:

	As of December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$
Short-term employee benefits	31,364	31,892	27,759
Post-employment benefits	—	—	—
Other long-term benefits	—	—	—
Compensation for termination of contract	799	1,337	3,471
Totals	32,163	33,229	31,230

As of December 31, 2019, the total compensation received during 2019 by the managers and top executives of Itaú Corpbanca amounts to MCh$23,315 (MCh$22,185 million as of December 31, 2018).

g)	Conformation of key personnel

Compensation received by directors and key management personnel is categorized as follows:

	Number of executives
	As of December 31,
Position	2019	2018
Board Member	14	21
Chief Executive Officer	10	16
Corporate Director	39	50
Area Manager	161	194
Manager	143	163

h)	Transactions with key personnel

The following transactions with key personnel have been performed during the years ended December 31, 2019 and 2018:

	As of December 31,
	2019	2018
	MCh$	MCh$
Credits cards	122	89
Consumer loans	421	339
Commercial loans	546	536
Mortgage loans	826	2,325

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-167

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 35 - Fair Value of Financial Assets and Liabilities

This disclosure was prepared based on the guidelines “Fair Value of Financial Instruments” from the IFRS 13 “Fair Value Measurements”.

The following section details the main guidelines and definitions used by the Bank:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal2 or most advantageous3 market and is not forced (i.e. it does not consider factors specific to the Bank that may influence a real transaction).

Market participants: Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

●	They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures,” although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.
●	They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.
●	They are able to enter into a transaction for the asset or liability.
●	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

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

2 The market with the greatest volume and level of activity for the asset or liability

3 The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-168

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 35 - Fair Value of Financial Assets and Liabilities, continued

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

Bank’s own liabilities and equity instruments: The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a)	A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.
b)	An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be cancelled or otherwise extinguished on the measurement date.

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

Valuation techniques: The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention:

a)	Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a Bank of assets and liabilities (e.g. a business).
b)	Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.
c)	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

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

Components of the present value measurement: Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a)	An estimate of future cash flows for the asset or liability being measured.
b)	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-169

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 35 - Fair Value of Financial Assets and Liabilities, continued

c)	The time value of money, represented by the rate on risk-free monetary assets that have maturity dates or durations that coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e. a risk-free interest rate).
d)	The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).
e)	Other factors that market participants would take into account in the circumstances.
f)	For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

Fair value hierarchy: Gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

The following tables summarizes the fair values of the Bank’s main financial assets and liabilities as of December 31, 2019 and 2018, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

Determination of the fair value as of December 31, 2019 and 2018

	As of December 31,
	2019
		Estimated fair value
	Book value	Recurring	Non-recurring (*)
	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,009,681	—	1,009,681
Cash items in process of collection	231,305	—	231,305
Financial instruments at fair value through profit or loss	183,702	183,702	—
Financial instruments at fair value through other comprehensive income	3,598,890	3,598,890	—
Loans and accounts receivable at amortized cost	22,254,697	—	23,313,453
Financial instruments at amortized cost	115,658	—	114,175
Investments under resale agreements	75,975	—	75,975
Financial derivative contracts	3,154,957	3,154,957	—
Interbank loans, net	56,396	—	56,396
Totals	30,681,261	6,937,549	24,800,985
LIABILITIES
Deposits and other demand liabilities	4,873,448	—	4,873,448
Cash in process of being cleared	164,573	—	164,573
Obligations under repurchase agreements	559,457	—	559,457
Time deposits and other time liabilities	11,620,187	—	11,692,076
Financial derivative contracts	2,938,034	2,938,034	—
Interbank borrowings	2,646,756	—	2,646,176
Debt instruments issued	6,408,356	—	7,244,551
Lease contract liabilities	172,924	—	175,263
Other financial liabilities	12,966	—	12,966
Totals	29,396,701	2,938,034	27,368,510

(*) Non-recurring items correspond to those line items that are carried at cost, but their corresponding fair value has been estimated for disclosure purposes only.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-170

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 35 - Fair Value of Financial Assets and Liabilities, continued

	As of December 31,
	2018
		Estimated fair value
	Book value	Recurring	Non-recurring
	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	987,680	—	987,680
Cash items in process of collection	318,658	—	318,658
Financial instruments at fair value through profit or loss	96,943	96,943	—
Financial instruments at fair value through other comprehensive income	2,657,154	2,657,154	—
Loans and accounts receivable at amortized cost	20,714,370	—	20,827,852
Financial instruments at amortized cost	198,923	—	199,561
Investments under resale agreements	109,467	—	109,467
Financial derivative contracts	1,368,957	1,368,957	—
Interbank loans, net	341,244	—	341,244
Totals	26,793,396	4,123,054	22,784,462
LIABILITIES
Deposits and other demand liabilities	4,300,475	—	4,300,475
Cash in process of being cleared	247,165	—	247,165
Obligations under repurchase agreements	1,015,614	—	1,015,614
Time deposits and other time liabilities	10,121,111	—	10,135,722
Financial derivative contracts	1,112,806	1,112,806	—
Interbank borrowings	2,327,723	—	2,335,509
Debt instruments issued	6,010,124	—	6,311,527
Other financial liabilities	12,400	—	12,400
Totals	25,147,418	1,112,806	24,358,412

Fair Value Measurements of assets and liabilities only for disclosure purposes (non-recurring) :

	As of December 31,
Non-recurring fair value measurement	2019	2018
	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,009,681	987,680
Cash items in process of collection	231,305	318,658
Loans and accounts receivable at amortized cost	23,313,453	20,827,852
Investments under resale agreements	75,975	109,467
Interbank loans, net	56,396	341,244
Financial instruments at amortized cost	114,175	199,561
Totals	24,800,985	22,784,462
LIABILITIES
Deposits and other demand liabilities	4,873,448	4,300,475
Cash in process of being cleared	164,573	247,165
Obligations under repurchase agreements	559,457	1,015,614
Time deposits and other time liabilities	11,692,076	10,135,722
Interbank borrowings	2,646,176	2,335,509
Debt issued	7,244,551	6,311,527
Lease contract liabilities	175,263	—
Other financial obligations	12,966	12,400
Totals	27,368,510	24,358,412

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-171

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 35 - Fair Value of Financial Assets and Liabilities, continued

The following section describes the methods used to estimate fair value:

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

●	Cash and deposits in Banks
●	Cash in the process of collection
●	Financial instruments at fair value through profit or loss
●	Trading investments
●	Current accounts and demand deposits
●	Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on the Bank’s credit risk policies and methodologies: These items include:

●	Interbank loans
●	Loans and receivables from customers

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

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

●	Time deposits and saving accounts
●	Borrowings from financial institutions
●	Debt issued

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-172

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 35 - Fair Value of Financial Assets and Liabilities, continued

Fair Value measurement of financial assets and liabilities (recurring) -:

	As of December 31,
Fair value measurement of recurring items	2019	2018
	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	183,702	96,943
Central Bank of Chile and Government securities	80,898	36,608
Other securities issued in Chile	23,123	4,017
Foreign government and Central Bank instruments	67,088	23,276
Other instruments issued abroad	4,390	19,505
Investments in mutual funds	5,903	3,532
Other investments at FVTPL	2,300	10,005
Financial instruments at fair value through other comprehensive income	3,598,890	2,657,154
Central Bank of Chile and Government securities	2,174,278	1,352,084
Other securities issued in Chile	536,576	196,439
Foreign government and Central Bank instruments	165,927	769,693
Other instruments issued abroad	716,423	332,560
Other investments at FVOCI	5,686	6,378
Financial derivative contracts	3,154,957	1,368,957
Forwards	454,300	342,993
Swaps	2,696,635	1,021,701
Call options	3,805	4,217
Put options	217	46
Others	—	—
Total	6,937,549	4,123,054
LIABILITIES
Financial derivative contracts	2,938,034	1,112,806
Forwards	504,275	322,241
Swaps	2,431,436	788,133
Call options	1,758	1,493
Put options	565	939
Total	2,938,034	1,112,806

Financial Instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

●	Trading portfolio financial assets
●	Financial investments available for sale

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-173

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 35 - Fair Value of Financial Assets and Liabilities, continued

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

These adjustments are recorded periodically in the financial statements. As of December 2018, 2017 and 2016, the portfolio of derivative contracts in both Chile and Colombia is detailed as follows:

	As of December 31,
	2019		2018		2017
	CVA	DVA	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging	(2)	1	—	—	(2)	815
Fair value hedge	—	—	—	—	(11)	783
Currency forwards	—	—	—	—	—	—
Currency swaps	—	—	—	—	(5)	222
Interest rate swaps	—	—	—	—	(6)	561
Cash flow hedge	(2)	1	—	—	1	54
Currency forwards	(2)	1	—	—	(1)	(13)
Currency swaps	—	—	—	—	—	27
Interest rate swaps	—	—	—	—	2	40
Hedge of net investments in a foreign operation	—	—	—	—	8	(22)
Currency forwards	—	—	—	—	8	(22)
Currency swaps	—	—	—	—	—	—
Interest rate swaps	—	—	—	—	—	—
Derivatives held for trading	(28,172)	446	(37,821)	340	(53,396)	554
Currency forwards	(341)	123	(127)	65	(258)	(724)
Currency swaps	(4,642)	295	(31,167)	127	(42,829)	367
Interest rate swaps	(23,189)	28	(6,527)	148	(10,244)	911
Call currency options	—	—	—	—	—	—
Put currency options	—	—	—	—	(65)	—
Total financial derivative contracts	(28,174)	447	(37,821)	340	(53,398)	1,369

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-174

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 35 - Fair Value of Financial Assets and Liabilities, continued

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-175

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 35 - Fair Value of Financial Assets and Liabilities, continued

Level 3:

Inputs are unobservable inputs for the asset or liability.

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that Management believes are commonly used by the financial services industry. The Bank has two products in this category.

●	Due to the lack of liquidity of the active Banking rate (TAB), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the Interest Rate Swap with the greatest market depth.
●	In addition, the Bank develops American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

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

	As of December 31, 2019			As of December 31, 2018
	Forward			Forward
	Americano	Basis TAB	Basis TAB	Americano	Basis TAB	Basis TAB
Impact calibration	USD-CLP	CLP	CLF	USD-CLP	CLP	CLF
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Volatility exchange rate USD-CLP	—	—	—	—	—	—
TAB 30	—	98	—	—	116	—
TAB 90	—	4	—	—	26	—
TAB 180	—	39	18	—	50	21
TAB 360	—	—	4	—	3	5
Totals	—	141	22	—	195	26

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-176

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 35 - Fair Value of Financial Assets and Liabilities, continued

The following table summarizes the fair value hierarchy for the Bank’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currencies	Not Applicable	OTC, Bloomberg	Directly observable price.
	Shares	Various	Stock Exchange	Directly observable price.
	Mutual Funds	Asset Managers	CMF (formerly the SVS)	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Stock Exchange	Internal rate of return (“IRR”) based on prices.
II	Derivatives	Not Applicable	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market instruments	Chilean Central Bank and Chilean Treasury	Stock Exchange	Interest rate curves based on prices.
	Money market instruments	Banks	Stock Exchange	Interest rate curves based on prices.
	Bonds	Companies, Banks	Pricing provider	Interest rate curves based on correlations, spreads, interpolations, etc.
III	Derivatives, active Banking rate (TAB)	Not Applicable	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	Not Applicable	Bloomberg	Black and Scholes with inputs from European options.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-177

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 35 - Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13, as of December 31, 2019 and 2018 :

	As of December 31, 2019
		Market value of the	Other observable	Non-observable
Measurement at fair value of instruments		asset for identified assets	significant inputs	significant inputs
on a recurring basis using	Fair value	(Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	183,702	177,009	6,693	—
Central Bank of Chile and Government securities	80,898	80,898	—	—
Other securities issued locally	23,123	23,120	3	—
Foreign government and Central Bank instruments	67,088	67,088	—	—
Other securities issued abroad	4,390	—	4,390	—
Investments in mutual funds	5,903	5,903	—	—
Other investments at FVTPL	2,300	—	2,300	—
Financial instruments at fair value through other comprehensive income	3,598,890	3,009,607	589,283	—
Central Bank of Chile and Government securities	2,174,278	2,174,278	—	—
Other securities issued locally	536,576	—	536,576	—
Foreign government and Central Bank instruments	165,927	165,927	—	—
Other securities issued abroad	716,423	669,402	47,021	—
Other investments at FVOCI	5,686	—	5,686	—
Financial derivative contracts	3,154,957	—	3,127,525	27,432
Forwards	454,299	—	449,239	5,060
Swaps	2,696,636	—	2,674,264	22,372
Call options	3,805	—	3,805	—
Put options	217	—	217	—
Totals	6,937,549	3,186,616	3,723,501	27,432
LIABILITIES
Financial derivative contracts	2,938,034	—	2,936,915	1,119
Forwards	504,275	—	504094	181
Swaps	2,431,436	—	2430498	938
Call options	1,758	—	1758	—
Put options	565	—	565	—
Totals	2,938,034	—	2,936,915	1,119

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-178

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 35 - Fair Value of Financial Assets and Liabilities, continued

	As of December 31, 2018
		Market value of the	Other observable	Non-observable
Measurement at fair value of instruments		asset for identified assets	significant inputs	significant inputs
on a recurring basis using	Fair value	(Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	96,943	67,430	29,513	—
Central Bank of Chile and Government securities	36,608	36,608	—	—
Other securities issued locally	4,017	4,014	3	—
Foreign government and Central Bank instruments	23,276	23,276	—	—
Other securities issued abroad	19,505	—	19,505	—
Investments in mutual funds	3,532	3,532	—	—
Other investments at FVTPL	10,005	—	10,005	—
Financial instruments at fair value through other comprehensive income	2,657,154	2,458,410	198,744	—
Central Bank of Chile and Government securities	1,352,084	1,352,084	—	—
Other securities issued locally	196,439	5,979	190,460	—
Foreign government and Central Bank instruments	769,693	769,693	—	—
Other securities issued abroad	332,560	330,654	1,906	—
Other investments at FVOCI	6,378	—	6,378	—
Financial derivative contracts	1,368,957	—	1,341,801	27,156
Forwards	342,993	—	342,375	618
Swaps	1,021,701	—	995,163	26,538
Call options	4,217	—	4,217	—
Put options	46	—	46	—
Totals	4,123,054	2,525,840	1,570,058	27,156
LIABILITIES
Financial derivative contracts	1,112,806	—	1,112,237	569
Forwards	322,241	—	322,192	49
Swaps	788,133	—	787,613	520
Call options	1,493	—	1,493	—
Put options	939	—	939	—
Totals	1,112,806	—	1,112,237	569

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-179

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 35 - Fair Value of Financial Assets and Liabilities, continued

Transfers between level 1 and 2

As of December 31, 2019 and 2018 no transfers were observed between Level 1 and Level 2, as shown below

	As of December 31,
Measurement at fair value of instruments	2019
that are valued recurrently	Fair value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	183,702	—	—
Financial instruments at fair value through other comprehensive income	3,598,890	—	—
Financial derivative contracts	3,154,957	—	—
Totals	6,937,549	—	—
LIABILITIES
Financial derivative contracts	2,938,034	—	—
Totals	2,938,034	—	—

	As of December 31,
Measurement at fair value of instruments	2018
that are valued recurrently	Fair value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	96,943	—	—
Financial instruments at fair value through other comprehensive income	2,657,154	—	—
Financial derivative contracts	1,368,957	—	—
Totals	4,123,054	—	—
LIABILITIES
Financial derivative contracts	1,112,806	—	—
Totals	1,112,806	—	—

Disclosures regarding level 3 assets and liabilities

During 2019 and 2018, no assets were transferred between levels 1 and 2.

Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

●	Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.
●	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-180

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 35 - Fair Value of Financial Assets and Liabilities, continued

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that Management believes are commonly used by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American Forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2018.

	As of December 31, 2019
		Gain (loss)	Gain (loss)	Purchases,	Transfers
	Opening	recognized in	recognized in	sales and	from level 1	Ending
Level 3 reconciliation	balance	profit or loss	equity	agreements	or level 2	balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts	27,156	17,328	—	(17,052)	—	27,432
Forwards	618	12,398	—	(7,956)	—	5,060
Swaps	26,538	4,930	—	(9,096)	—	22,372
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	27,156	17,328	—	(17,052)	—	27,432
LIABILITIES
Financial derivative contracts	569	3,208	—	(2,658)	—	1,119
Forwards	49	2,565	—	(2,433)	—	181
Swaps	520	643	—	(225)	—	938
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	569	3,208	—	(2,658)	—	1,119

	As of December 31, 2018
		Gain (loss)	Gain (loss)	Purchases,	Transfers
	Opening	recognized in	recognized in	sales and	from level 1	Ending
Level 3 reconciliation	balance	profit or loss	equity	agreements	or level 2	balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts	30,528	5,863	—	(9,235)	—	27,156
Forwards	53	716	—	(151)	—	618
Swaps	30,475	5,147	—	(9,084)	—	26,538
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	30,528	5,863	—	(9,235)	—	27,156
LIABILITIES
Financial derivative contracts	605	1,223	—	(1,259)	—	569
Forwards	—	831	—	(782)	—	49
Swaps	605	392	—	(477)	—	520
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	605	1,223	—	(1,259)	—	569

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-181

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 35 - Fair Value of Financial Assets and Liabilities, continued

Hierarchy for remaining assets and liabilities

The following table classifies assets and liabilities measured at fair value on a non-recurring basis, in accordance with the fair value hierarchy as of December 31, 2019 and 2018.

	As of December 31, 2019
		Market value of the	Other observable	Non-observable
	Estimated fair	asset for identified	significant inputs	significant inputs
Measurement at fair value of items on a non-recurring basis	value	assets (Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS

Cash and deposits in banks	1,009,681	1,009,681	—	—
Cash items in process of collection	231,305	231,305	—	—
Loans and accounts receivable at amortized cost	23,313,453	—	—	23,313,453
Financial instruments at amortized cost	114,175	114,175	—	—
Investments under resale agreements	75,975	75,975	—	—
Interbank loans, net	56,396	56,396	191	191
Totals	24,800,985	1,487,532	191	23,313,644
LIABILITIES
Deposits and other demand liabilities	4,873,448	4,873,448	—	—
Cash in process of being cleared	164,573	164,573	—	—
Obligations under repurchase agreements	559,457	559,457	—	—
Time deposits and other time liabilities	11,692,076	—	11,692,076	—
Interbank borrowings	2,646,176	2,646,176	—	—
Debt instruments issued	7,244,551	—	7,244,551	—
Lease contract liabilities	175,263	—	175,263	—
Other financial liabilities	12,966	12,966	—	—
Totals	27,368,510	8,256,620	19,111,890	—

	As of December 31, 2018
		Market value of the	Other observable	Non-observable
	Estimated fair	asset for identified	significant inputs	significant inputs
Measurement at fair value of items on a non-recurring basis	value	assets (Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS

Cash and deposits in banks	987,680	987,680	—	—
Cash items in process of collection	318,658	318,658	—	—
Investments under resale agreements	109,467	109,467	—	—
Interbank loans, net	199,561	—	199,561	—
Loans and accounts receivable from customers, net	20,827,852	—	—	20,827,852
Held to maturity investments	341,244	341,244	—	—
Totals	22,784,462	1,757,049	199,561	20,827,852
LIABILITIES
Deposits and other demand liabilities	4,300,475	4,300,475	—	—
Cash in process of being cleared	247,165	247,165	—	—
Obligations under repurchase agreements	1,015,614	1,015,614	—	—
Time deposits and other time liabilities	10,135,722	—	10,135,722	—
Borrowings from financial institutions	2,335,509	2,335,509	—	—
Debt instruments issued	6,311,527	—	6,311,527	—
Other financial obligations	12,400	12,400	—	—
Totals	24,358,412	7,911,163	16,447,249	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-182

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management

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

Risk Management Structure

Board of Directors

At the Bank and its Subsidiaries, the Board of Directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the CMF. One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices and defined risk appetite levels. To accomplish this, a governance structure made up of various committees has been created. These committees lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

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

The Audit Committee must reinforce and support Internal Audit function including its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between both auditors and the Board of Directors.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-183

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

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

Operational Risk Committee

This committee’s objective is to evaluate the status of critical processes that are directly related to the Bank’s Operational Risk and Internal Controls, in accordance with current Commission for the Financial Market standards in order to improve any weaknesses that the Bank may present and ensure proper implementation of regulatory changes. It is also responsible for attaining critical processes under an internal control environment that enables the Bank to operate stably and consistently, thus procuring desired levels of reliability, integrity and availability for information resources.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-184

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-185

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

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

Credit risk management

The Bank’s credit committee is responsible for managing the Bank’s credit risk by:

●	Ensuring that the Bank has appropriate credit risk practices, including an effective system of internal control, to consistently determine adequate allowances in accordance with the Bank’s stated policies and procedures, IFRS and relevant supervisory guidance.
●	Identifying, assessing and measuring credit risk across the Bank, from an individual instrument to a portfolio level.
●	Creating credit policies to protect the Bank against the identified risks including the requirements to obtain collateral from borrowers, to perform robust ongoing credit assessment of borrowers and to continually monitor exposures against internal risk limits.
●	Limiting concentrations of exposure by type of asset, counterparties, industry, credit rating, geographic location etc.
●	Establishing a robust control framework regarding the authorization structure for the approval and renewal of credit facilities.
●	Developing and maintaining the Bank’s risk grading to categorize exposures according to the degree of risk of default. Risk grades are subject to regular reviews.
●	Developing and maintaining the Bank’s processes for measuring ECL including monitoring of credit risk, incorporation of forward looking information and the method used to measure ECL.
●	Ensuring that the Bank has policies and procedures in place to appropriately maintain and validate models used to assess and measure ECL.
●	Establishing a sound credit risk accounting assessment and measurement process that provides it with a strong basis for common systems, tools and data to assess credit risk and to account for ECL. Providing advice, guidance and specialist skills to business units to promote best practice throughout the Bank in the management of credit risk.

The internal audit function performs regular audits making sure that the established controls and procedures are adequately designed and implemented.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-186

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

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

Criteria used for Chile

			% of
			absolute
			increase
		PD ranges per	in lifetime
Type of portfolio	Debtor category	debtor category	PD	Stages	Days of arrears to the end of the month
	A1
	A2	0.04 – 0.25%	0.13%
	A3			Stage 1	Up to 29 days
	A4	2.00%	1.62%
	A5 (*)
	A6	4.75 – 10%	3.52%
	B1			Stage 2	From 30 to 89 days
Corporate	B2
	B3	15 -45%	23.05%
	B4
	C1
	C2
	C3
	C4	100%	100%	Stage 3	90 days or more
	C5
	C6

(*)Loans originated in A5 are considered Stage 1 at inception. Loans that were originated in a higher category and subsequently downgraded to A5 are considered Stage 2.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-187

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

Probability of default (PD) and
Type of portfolio	Stages	Days of arrears to the end of the month	qualitative considerations
	Stage 1	Up to 29 days	Difference between Referential Life Time PD and PD Life Time at origination < 20%
Group	Stage 2	From 30 to 89 days	Difference between Referential Life Time PD and PD Life Time at origination >= 20%
	Stage 3	90 days or more	Restructured loans with 60 days in arrears before restructuring

The quantitative criteria is used to identify where an exposure has increased in credit risk and it is applied based on whether an increase in the lifetime PD since the recognition date exceeds the threshold set in absolute and relative terms. The following formulas are used to determine such thresholds:

Relative comparison formula

Threshold = Lifetime PD (at reporting date)   -   1

Lifetime PD (at origination)

Absolute comparison formula

Threshold = Lifetime PD (at reporting date) – Lifetime PD (at origination)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-188

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

Criteria used for Colombia

	% of absolute increase in	% of relative increase	Qualitative
	lifetime PD	in lifetime PD	indicators assessed
Corporate portfolio
Without information	34.39%	86.90%
Small company	22.26%	1,314.07%
Small company	33.91%	1,326.89%
Medium company	22.53%	64.23%	● Debt restructuring
Medium company	25.67%	1,203.61%	● Increase in credit risk of other financial instruments
Large company	10.28%	99.15%
Low default	0.46%	0.48%
Low default (Government and Financial)	—%	324.00%
Group portfolio
Leasing	33.23%	82.04%
Payroll deductible loan	2.79%	77.14%
Revolving line of credit	35.22%	85.65%
Overdraft limit	0.70%	241.11%
Credit card	29.44%	175.32%
Mortgage loan	2.55%	151.19%
Personal debt restructuring	44.04%	101.64%	● Increase in credit risk of other financial instruments
Other loans	26.53%	174.02%

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-189

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

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

The table below summarizes the principal macroeconomic indicators included in the economic scenarios used as of December 31, 2019 until December 31, 2023 in the countries where the Bank and its subsidiaries operate and therefore are the countries that have a material impact on ECLs.

Criteria for Chile

		2019				2020				2021
Indicators	Portfolio	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Unemployment rate	Base scenario	8.40%	8.70%	8.60%	8.40%	8.20%	8.10%	8.00%	7.80%	7.70%	7.60%	7.40%	7.30%	%
	Range of upside scenarios	10.90%	11.20%	11.10%	10.90%	10.70%	10.60%	10.50%	10.30%	10.20%	10.10%	9.90%	9.80%	%
	Range of downside scenarios	6.90%	7.20%	7.10%	6.90%	7.10%	7.00%	6.90%	6.70%	6.90%	6.80%	6.60%	6.50%	%
Consumer's price index (IPC)	Base scenario	104.01	103.56	103.76	103.31	102.69	102.81	102.98	103.01	103.00	103.00	103.00	103.00
	Range of upside scenarios	105.15	105.32	105.11	104.50	103.54	103.53	103.65	103.60	103.55	103.50	103.45	103.40
	Range of downside scenarios	103.27	102.90	103.06	102.70	102.50	102.61	102.77	102.80	102.80	102.80	102.80	102.80
Interbank interest rate	Base scenario	1.75%	1.75%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.50%	1.75%	2.00%	2.25%	%
	Range of upside scenarios	2.50%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	%
	Range of downside scenarios	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%	1.75%	1.75%	2.25%	2.50%	2.50%	%
Cooper	Base scenario	2.68	2.68	2.68	2.68	2.69	2.69	2.70	2.71	2.72	2.73	2.73	2.74
	Range of upside scenarios	2.54	2.54	2.54	2.54	2.55	2.56	2.57	2.57	2.58	2.59	2.60	2.60
	Range of downside scenarios	2.94	2.94	2.94	2.94	2.95	2.96	2.97	2.98	2.99	3.00	3.01	3.02

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-190

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

Criteria for Colombia

	As of December 31,
	2020	2021	2022
GDP growth
Base scenario	3.11	2.66	2.63
Range of upside scenarios	4.33	4.20	4.25
Range of downside scenarios	3.72	3.43	3.44
Unemployment rates
Base scenario	9.84	9.84	9.84
Range of upside scenarios	9.50	9.40	9.34
Range of downside scenarios	10.21	10.29	10.35
Benchmark interest rates
Base scenario	4.75	4.75	4.75
Range of upside scenarios	5.75	5.75	5.75
Range of downside scenarios	3.75	3.75	3.75
currency exchange rate
Base scenario	3,180	3,180	3,150
Range of upside scenarios	3,104	3,071	3,025
Range of downside scenarios	3,256	3,289	3,335
Consumer’s Price Index
Base scenario	3.40	3.00	3.00
Range of upside scenarios	3.95	3.91	4.27
Range of downside scenarios	2.74	1.86	1.38

Predicted relationships between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past 3 years.

Sensitivity analysis

The most significant assumptions affecting the ECL allowance, as indicated in the tables above by country, are as follows:

Chile:

◾	Unemployment rate, given its impact on secured and unsecure borrowers’ ability to meet their contractual repayments.
●	Consumer’s Price Index (IPC), given its impact on housing prices, mortgage collateral valuations, and consumers acquisition power
●	Interbank interest rate, given its impact on companies’ likelihood of default
●	Cooper, given its impact on the Chilean economy as a whole

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-191

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

Colombia:

●	GDP growth, given the significant impact on companies’ performance and collateral valuations
●	Unemployment rates, given its impact on secured and unsecure borrowers’ ability to meet their contractual repayments.
●	Interest rate, given its impact on companies’ likelihood of default
●	Exchange rates, given its impact on companies’ financial position and debt
●	Consumer’s Price Index (IPC), given its impact on housing prices and consumers acquisition power

Set out below are the changes to ECL as of December 31, 2019 that would result from reasonably possible changes in these parameters from the actual assumptions used in the Bank’s economic variable assumptions as set forth in the tables above for Base scenarios, upside scenarios, and downside scenarios.

ECL coverage of loans and accounts receivable at amortized cost subject to significant measurement uncertainty as of December 31, 2019	Chile	Colombia
	MCh$	MCh$
Reported ECL	606,828	273,289
Loans and accounts receivable at amortized cost	18,245,234	4,889,580

Reported Coverage (Reported ECL/ loans and accounts receivable at amortized cost)%	3.33%	5.59%
Consensus upside scenario (Upside scenario for ECL/ loans and accounts receivable at amortized cost)%	3.25%	5.56%
Consensus central scenario (Base scenario for ECL/ loans and accounts receivable at amortized cost)%	3.33%	5.59%
Consensus downside scenario (Downside scenario for ECL/ loans and accounts receivable at amortized cost)%	3.37%	5.62%

ECL coverage rates reflect the underlying observed credit defaults, the sensitivity to economic environment, extent of collateral and the effective maturity of the book.

Measurement of ECL

The key inputs used for measuring ECL are:

●	probability of default (PD);
●	loss given default (LGD); and
●	exposure at default (EAD).

As explained above these figures are generally derived from internally developed statistical models and other historical data and they are adjusted to reflect probability-weighted forward-looking information.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-192

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-193

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

Credit quality

A detail by credit quality, which includes loans and accounts receivable from customers and interbank loans as of December 31, 2019 and 2018 is summarized as follows:

	As of December 31, 2019
Corporate	Stage 1	Stage 2	Stage 3	Totals corporate	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	101,936	—	—	101,936	0.44%	14	—	—	14	0.00%
A2	600,732	—	—	600,732	2.60%	124	—	—	124	0.01%
A3	3,063,847	—	—	3,063,847	13.24%	1,636	—	—	1,636	0.18%
A4	4,238,157	—	—	4,238,157	18.32%	12,582	—	—	12,582	1.40%
A5	2,723,568	—	—	2,723,568	11.77%	21,246	—	—	21,246	2.36%
A6	—	1,041,531	—	1,041,531	4.50%	—	25,533	—	25,533	2.90%
B1	—	364,393	—	364,393	1.58%	—	11,971	—	11,971	1.36%
B2	—	154,200	—	154,200	0.67%	—	12,071	—	12,071	1.37%
B3	—	73,505	—	73,505	0.32%	—	11,058	—	11,058	1.26%
B4	—	413,676	—	413,676	1.79%	—	96,699	—	96,699	10.99%
C1	—	—	167,177	167,177	0.72%	—	—	2,464	2,464	0.27%
C2	—	—	43,587	43,587	0.19%	—	—	3,213	3,213	0.36%
C3	—	—	80,574	80,574	0.35%	—	—	14,848	14,848	1.65%
C4	—	—	91,831	91,831	0.40%	—	—	27,076	27,076	3.01%
C5	—	—	205,639	205,639	0.89%	—	—	98,523	98,523	10.96%
C6	—	—	144,115	144,115	0.62%	—	—	95,606	95,606	10.64%
Subtotals corporate	10,728,240	2,047,305	732,923	13,508,468	58%	35,602	157,333	241,730	434,665	49%

	As of December 31, 2019
Group	Stage 1	Stage 2	Stage 3	Total group	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Commercial loans	1,737,978	—	214,098	1,952,076	8.44%	37,434	—	73,100	110,534	12.56%
Mortgage loans	4,043,765	656,010	176,266	4,876,041	21.08%	5,680	49,072	23,749	78,501	8.92%
Consumer loans	2,201,939	482,372	113,918	2,798,229	12.10%	66,692	113,507	76,218	256,417	29.13%
Subtotals group	7,983,682	1,138,382	504,282	9,626,346	42%	109,806	162,579	173,067	445,452	51%
Totals portfolio	18,711,922	3,185,687	1,237,205	23,134,814	100%	145,408	319,912	414,797	880,117	100%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-194

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

	As of December 31, 2018
Corporate	Stage 1	Stage 2	Stage 3	Totals corporate	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	115,422	—	—	115,422	0.53%	899	—	—	899	0.12%
A2	681,792	—	—	681,792	3.12%	1,477	—	—	1,477	0.19%
A3	3,033,770	—	—	3,033,770	13.90%	5,901	—	—	5,901	0.77%
A4	4,007,691	—	—	4,007,691	18.36%	37,650	—	—	37,650	4.90%
A5	2,727,643	—	—	2,727,643	12.50%	96,956	—	—	96,956	12.61%
A6	—	837,283	—	837,283	3.84%	—	14,829	—	14,829	1.93%
B1	—	377,954	—	377,954	1.73%	—	10,116	—	10,116	1.32%
B2	—	104,513	—	104,513	0.48%	—	5,479	—	5,479	0.71%
B3	—	84,197	—	84,197	0.39%	—	8,830	—	8,830	1.15%
B4	—	297,570	—	297,570	1.36%	—	37,422	—	37,422	4.87%
C1	—	—	137,216	137,216	0.63%	—	—	2,344	2,344	0.30%
C2	—	—	79,134	79,134	0.36%	—	—	6,758	6,758	0.88%
C3	—	—	334,263	334,263	0.16%	—	—	7,317	7,317	0.95%
C4	—	—	62,242	62,242	0.29%	—	—	21,265	21,265	2.77%
C5	—	—	63,181	63,181	0.29%	—	—	47,576	47,576	6.19%
C6	—	—	127,874	127,874	0.59%	—	—	84,475	84,475	11.00%
Subtotals corporate	10,566,318	1,701,517	803,910	13,071,745	58.53%	142,883	76,676	169,735	389,294	50.66%

	As of December 31, 2018
Group	Stage 1	Stage 2	Stage 3	Total group	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Commercial loans	1,710,659	95,045	131,158	1,936,862	8.87%	39,864	20,622	35,390	95,876	12.47%
Mortgage loans	3,626,811	659,119	159,897	4,445,827	20.37%	5,756	37,800	22,561	66,117	8.60%
Consumer loans	2,135,693	444,058	90,012	2,669,763	12.23%	70,765	84,842	61,689	217,296	28.27%
Subtotals group	7,473,163	1,198,222	381,067	9,052,452	41.47%	116,385	143,264	119,640	379,289	49.34%
Totals portfolio	18,039,481	2,899,739	1,184,977	21,824,197	100%	259,268	219,940	289,375	768,583	100%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-195

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

The table below provides an analysis of the gross carrying amount of loans and advances to customers by past due:

	Less than 30 days overdue	Between 30 and 89 days overdue	More than 90 days overdue	Total overdue
	MCh$	MCh$	MCh$	MCh$
Interbank loans	—	—	—	—
Loans and accounts receivable from customers
Commercial loans	542,648	134,505	490,641	1,167,794
Mortgage loans	166,105	88,072	102,650	356,827
Consumer loans	152,507	73,347	60,373	286,227
Totals	861,260	295,924	653,664	1,810,848

	Less than 30 days overdue	Between 30 and 89 days overdue	More than 90 days overdue	Total overdue
	MCh$	MCh$	MCh$	MCh$
Interbank loans	—	—	—	—
Loans and accounts receivable from customers
Commercial loans	251,596	117,386	314,870	683,852
Mortgage loans	108,783	64,088	91,107	263,978
Consumer loans	69,412	59,616	46,970	175,998
Totals	429,791	241,090	452,947	1,123,828

An analysis for the movement of the allowance for losses during the year by individual and group portfolio is included in Note 10, letter c.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-196

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

Maximum Exposure to Credit Risk

The following table shows the Bank’s maximum credit risk exposure by financial asset as of December 31, 2019, 2018, 2017 for different balance sheet items, including derivatives, without deducting real guarantees or other credit enhancements received:

	Maximum Exposure as of December 31, 2019
	Balance sheet asset				Off-balance sheet			Collateral
	Notes	Gross amounts	Allowances	Net amounts	Gross amounts	Allowances	Net amounts	Cash	Non-cash	Net exposure
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial instruments at fair value through other comprehensive income	11	3,598,890	—	3,598,890	—	—	—	—	—	3,598,890
Loans and accounts receivable at amortized cost	10	23,134,814	880,117	22,254,697	5,895,139	34,271	5,860,868	—	27,344,699	770,866
Commercial loans		15,460,544	545,199	14,915,345	5,895,139	34,271	5,860,868	—	17,686,941	3,089,272
Mortgage loans		4,876,041	78,501	4,797,540	—	—	—	—	7,424,712	(2,627,172)
Consumer loans		2,798,229	256,417	2,541,812	—	—	—	—	2,233,046	308,766
Financial instruments at amortized cost	11	115,682	24	115,658	—	—	—	—	—	115,658
Investments under resale agreements	7	75,975	—	75,975	—	—	—	—	75,975	—
Financial derivative contracts	8	3,154,957	—	3,154,957	—	—	—	116,654	—	3,038,303
Interbank loans, net	9	56,396	239	56,157	—	—	—	—	—	56,157
Other assets	15	—	—	—	—	—	—	—	—	—
Totals		30,136,714	880,380	29,256,334	5,895,139	34,271	5,860,868	116,654	27,420,674	7,579,874

	Maximum Exposure as of December 31, 2018
	Balance sheet asset				Off-balance sheet			Collateral
	Notes	Gross amounts	Allowances	Net amounts	Gross amounts	Allowances	Net amounts	Cash	Non-cash	Net exposure
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial instruments at fair value through other comprehensive income	11	2,657,154	—	2,657,154	—	—	—	—	—	2,657,154
Loans and accounts receivable at amortized cost	10	21,482,490	768,120	20,714,370	5,383,914	45,848	5,338,066	—	13,143,140	12,909,296
Commercial loans		14,366,900	484,707	13,882,193	5,383,914	45,848	5,338,066	—	5,527,419	13,692,840
Mortgage loans		4,445,827	66,117	4,379,710	—	—	—	—	7,257,682	(2,877,972)
Consumer loans		2,669,763	217,296	2,452,467	—	—	—	—	358,039	2,094,428
Financial instruments at amortized cost	11	198,923	—	198,923	—	—	—	—	—	198,923
Investments under resale agreements	7	109,467	—	109,467	—	—	—	—	109,467	—
Financial derivative contracts	8	1,368,957	—	1,368,957	—	—	—	91,223	—	1,277,734
Interbank loans, net	9	341,707	463	341,244	—	—	—	—	—	341,244
Other assets	15	467,806	—	467,806	—	—	—	—	—	467,806
Totals		26,626,504	768,583	25,857,921	5,383,914	45,848	5,338,066	91,223	13,252,607	17,852,157

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-197

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

		Maximum Exposure
		as of December 31,
	Notes	2017
		MCh$
Investments under resale agreements	7	28,524
Financial derivative contracts	8	1,248,775
Interbank loans, net	9	70,077
Loans and accounts receivable from customers, net	10	19,764,078
Available for sale instruments	11	2,663,478
Held to maturity investments	11	202,030
Other assets	15	429,025
Totals		24,405,987

A summary for the allowances for loan losses is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Loans and accounts receivable at amortized cost	880,117	782,713
Interbank loans, net	239	463
Provisions for contingent loans risk	34,271	20,942
Total allowances	914,627	804,118

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific Notes.

The following table displays the concentration of credit risk by industry for financial assets:

		As of December 31,
		2019			2018
		Maximum	Maximum		Maximum	Maximum
		gross	net		gross	net
	Note	exposure	exposure (1)%		exposure	exposure (1)%
		MCh$	MCh$		MCh$	MCh$
Manufacturing		1,099,739	1,037,275	4.66%	1,097,211	994,246	4.80%
Mining		551,615	479,190	2.15%	677,777	675,973	3.26%
Electricity, gas and water		1,125,541	989,433	4.45%	957,373	769,643	3.72%
Agriculture and livestock		483,943	455,842	2.05%	346,369	341,018	1.65%
Forestry and wood extraction		53,328	51,864	0.23%	29,683	24,362	0.12%
Fishing		46,902	45,992	0.21%	3,475	2,621	0.01%
Transport		559,271	510,333	2.29%	700,401	602,973	2.91%
Communications		34,926	33,720	0.15%	86,077	84,135	0.41%
Construction		2,106,829	2,076,668	9.33%	1,746,626	1,729,426	8.35%
Commerce		2,129,179	2,019,636	9.08%	1,620,108	1,599,435	7.72%
Services		3,944,571	3,908,000	17.56%	3,872,060	3,869,613	18.68%
Others		3,324,700	3,307,390	14.86%	3,229,740	3,188,748	15.39%
Subtotal commercial loans	10 a)	15,460,544	14,915,343	67.02%	14,366,900	13,882,193	67.02%
Consumer loans	10 a)	2,798,229	2,541,812	11.42%	2,669,763	2,452,467	11.84%
Mortgage loans	10 a)	4,876,041	4,797,540	21.56%	4,445,827	4,379,710	21.14%
Totals		23,134,814	22,254,695	100%	21,482,490	20,714,370	100.00%

(1)	Net of allowances

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-198

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

For loans to individuals, the main guarantees are:	For loans to companies, the main guarantees are:
- Machinery and/or equipment	- Urban plots or land
- Buildings for specific purposes under construction
- Agricultural land
- Maritime ships and aircrafts
- Mining infrastructure
- Inventory
- Agricultural assets
- Industrial assets
- Biological assets
- Other warranties

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

b.2) Financial Risk

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

The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-199

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

b.2.1.1) Currency Risk

Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are:

●	Positions in foreign currency (MX) within the attributions of the Trading Book.
●	Currency mismatches between the assets and liabilities of the Banking Book.
●	Currency flow mismatches.
●	Structural positions, generated by consolidating our financial statements, assets and liabilities denominated in currencies other than the Chilean peso registered in our branches and subsidiaries abroad.

The foregoing means that movements in exchange rates can generate volatility in both the result and the Bank’s equity. This effect is known as "translation risk".

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-200

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

The following are the Banking Book items (products valued at amortized cost and FVTOCI / instruments available for sale and derivatives valued at fair value) for the most relevant currencies in which the Bank trades at the end of the year ended December 31, 2019 and 2018:

	As of December 31, 2019
		Between 1 and 3	More than 3 months	Between 1 and 3	More than 3
Positions	Up to 1 month	months	and less 1 year	years	years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS	15,718,342	5,631,115	9,384,357	8,943,449	12,031,089	51,708,352
CLP	3,507,091	965,331	2,382,124	1,924,539	1,365,975	10,145,060
CLF	536,885	595,857	1,670,189	2,172,579	6,662,306	11,637,816
USD	2,038,658	911,154	1,892,712	88,532	125,788	5,056,844
COP	9,635,708	3,158,773	3,439,332	4,757,799	3,877,020	24,868,632
LIABILITIES	(20,036,030)	(5,142,757)	(10,375,645)	(3,733,426)	(7,301,728)	(46,589,586)
CLP	(8,633,088)	(2,251,174)	(3,200,762)	(632,972)	(215,000)	(14,932,996)
CLF	(432,799)	(47,785)	(655,079)	(752,948)	(5,426,561)	(7,315,172)
USD	(1,305,440)	(1,418,654)	(3,610,341)	(69,784)	—	(6,404,219)
COP	(9,664,703)	(1,425,144)	(2,909,463)	(2,277,722)	(1,660,167)	(17,937,199)
Derivatives	1,881,267	(1,765,659)	(205,036)	(425,285)	540,733	26,020
CLP	988,919	1,140,587	900,023	664,608	(407,679)	3,286,458
CLF	(936,785)	(814,209)	(485,247)	(904,781)	910,135	(2,230,887)
USD	787,971	524,265	806,558	77,221	15,380	2,211,395
COP	1,041,162	(2,616,302)	(1,426,370)	(262,333)	22,897	(3,240,946)

	As of December 31, 2018
		Between 1 and 3	More than 3 months	Between 1 and 3	More than 3
Positions	Up to 1 month	months	and less 1 year	years	years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS	7,361,827	2,732,465	5,510,072	4,787,052	8,314,688	28,706,104
CLP	3,519,009	1,000,478	1,753,132	1,800,011	1,181,157	9,253,787
CLF	466,115	447,398	1,329,598	1,845,604	6,182,033	10,270,748
USD	1,469,457	623,505	1,197,716	126,122	102,349	3,519,149
COP	1,907,246	661,084	1,229,626	1,015,315	849,149	5,662,420
LIABILITIES	(14,009,676)	(2,685,555)	(4,724,403)	(2,206,000)	(5,849,673)	(29,475,307)
CLP	(8,733,561)	(1,463,211)	(2,101,205)	(560,099)	(330,000)	(13,188,076)
CLF	(214,266)	(181,744)	(190,917)	(1,072,879)	(5,201,884)	(6,861,690)
USD	(1,319,813)	(643,544)	(1,750,434)	(173,922)	—	(3,887,713)
COP	(3,742,036)	(397,056)	(681,847)	(399,100)	(317,789)	(5,537,828)
Derivatives	(729,147)	444,096	251,673	(21,576)	784,784	729,830
CLP	(209,799)	1,521,695	394,300	209,804	65,913	1,981,913
CLF	(366,332)	(1,221,035)	(469,699)	(330,428)	762,022	(1,625,472)
USD	(50,293)	263,381	452,557	(38,395)	(8,123)	619,127
COP	(102,723)	(119,945)	(125,485)	137,443	(35,028)	(245,738)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-201

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

The expositions presented above correspond to the present values resulting from:

●	Model contract flows according to their behaviors that affect market risk exposure. Example: prepayment, renewal, etc.
●	Discount the flows of the items recorded to accrual at a rate that represents the opportunity cost of the liability/ asset.
●	Discount the flows of items accounted to the market at the market rate.

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

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

●	The liquidation of positions, when it so decides, to occur without significant losses.
●	The commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.
●	The Bank to avoid fines or regulatory penalties for not complying with regulations.

b.3) Financial Risk Management

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-202

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

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

The structure of limits requires carrying out a process that takes into account, among others, the following aspects:

●	Identify and delimit efficiently and comprehensively the financial risks incurred, so that they are consistent with the management of the business and with the defined strategy.
●	Quantify and communicate to the business areas the levels and the risk profile that Top management considers acceptable, in order to avoid incurring unwanted risks.
●	Give flexibility to the business areas in the taking of financial risks in an efficient and timely manner according to changes in the market and in business strategies, always within the levels of risk that are considered acceptable by the entity.
●	Allowing business generators to take prudent but sufficient risks to achieve the budgeted results.
●	Delimit the range of products and underlying assets in which each Treasury unit can operate, taking into account characteristics such as the model, valuation systems and the liquidity of the instruments involved, among others.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-203

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

The following are the normative and internal metrics used for the monitoring and control of market risk:

Normative Risk Measures for the Trading Book and Banking Book

The Bank measures regulatory exposure in line with the standardized methodology set forth by the Central Bank of Chile (Chapter III-B-2.2 "Standards on the measurement and control of market risks of Banking companies" of the Compendium of Financial Regulations) and complemented by the Commission for the Financial Market (Chapter 12-21 “Measurement and control of market risks rules”), which corresponds to a risk measure based on the standard methodology of the Basel Committee, which look for quantify exposure to market risks for the Trading Book and the Banking Book.

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

The Bank, must permanently observe these limits and the data in turn to the Commission for the Financial Market on the positions in the risk and compliance with said limits (regulatory report CMF C41). It must also inform the Commission monthly about the positions in the consolidated risk with the subsidiaries and foreign branches (regulatory report CMF C43).

The consumption of regulatory limit of market risk, specifically for the Trading Book as of December 31, 2019, 2018 and 2017, is presented below:

	As of December 31,
Limit consumption	2019	2018	2017
Market risk exposure (MRE)	80.10%	71.80%	71.30%

The regulatory risk measurement for the Banking Book (CMF C40 regulatory report) is used to estimate the Bank’s potential losses from standardized adverse movements in interest and exchange rates. It is important to specify that for regulatory reporting purposes, the Trading Book includes the interest rate risk of derivatives managed in the Banking Book.

The standardized regulatory report for the Banking Book (CMF C40 regulatory report) is used to estimate the Bank’s potential economic losses from standardized adverse movements in interest rates defined by the CMF. Currently, limits for short-term exposure (STE) to interest rate and indexation risk in the Banking Book must not exceed 35% of annual operating income (LTM moving period) and long-term limit consumption (LTE) must be less than 20% of the Bank’s regulatory capital.

The following table details regulatory limit consumption for market risk, considered as the limit to be 100% calculated based on the rules indicated above, specifically for the Banking Book as of December 31, 2019, 2018 and 2017:

	As of December 31,
Limit consumption	2019	2018	2017
Short-term exposure to interest rate risk	48.92%	51.40%	45.00%
Long-term exposure to interest rate risk	57.82%	50.30%	43.20%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-204

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 the Bank has complied with all regulatory requirements and limits, as well as with all financial covenants, such as risk weighed capital adequacy ratio, single borrower exposure, aggregate large exposure, concentration risk, equity to assets ratio, coverage ratio of provisions, among others.

Value at risk (VaR)

●	Calculation of Historical Value at Risk (Non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank’s uses a 99% confidence level and a time horizon of 1 day.
●	Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility.

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

Although the Value at Risk model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered:

●	It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, in the Bank’s case it does not reflect what happens in the 1% of the tail. This is mitigated with the stress measures detailed below.
●	It does not consider intraday results, but only reflects the potential loss given current positions.
●	It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance).

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-205

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

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

	Scenarios for impacts on P&L						Scenarios for impacts on FVTOCI
	Chamber	Government	Chamber	Government	Curve	Curve	Chamber	Government	Chamber	Government	Curve	Curve
Term	CLP	CLP	CLF	CLF	USD	MX	CLP	CLP	CLF	CLF	USD	MX
1 day	(35)	52	139	140	(101)	101	(35)	52	(139)	140	101	101
3 months	(35)	52	139	140	(101)	101	(35)	52	(139)	140	101	101
6 months	(35)	52	139	140	(101)	101	(35)	52	(139)	140	101	101
9 months	(35)	57	111	116	(86)	86	(35)	57	(111)	116	86	86
1 year	(35)	62	81	89	(70)	70	(35)	62	(81)	89	70	70
2 years	(46)	52	86	56	(64)	64	(46)	52	(86)	56	64	64
3 years	(47)	48	83	60	(65)	65	(47)	48	(83)	60	65	65
4 years	(48)	43	79	64	(66)	66	(48)	43	(79)	64	66	66
5 years	(48)	39	75	68	(67)	67	(48)	39	(75)	68	67	67
7 years	(45)	43	67	68	(65)	65	(45)	43	(67)	68	65	65
10 years	(39)	50	55	68	(63)	63	(39)	50	(55)	68	63	63
20 years	(39)	50	42	48	(63)	63	(39)	50	(42)	48	63	63

Interest rate scenarios - Colombia (basis points – 0.01%)

The table below presents a sensitivity analysis for changes of 0.01% in interest rates by term and type of interest rate, and its corresponding impact on profit and loss (net interest margin) and equity (valuation accounts for financial instruments at FVTOCI).

	Scenarios for impacts on P&L			Scenarios for impacts on FVTOCI
Tenor	Government COP	Swap IBR	Curve USD	Government COP	Swap IBR	Curve USD
1 day	(18)	44	(1)	(18)	44	(1)
3 months	(13)	31	(2)	(13)	31	(2)
6 months	(8)	37	(6)	(8)	37	(6)
9 months	(3)	40	(9)	(3)	40	(9)
1 year	2	43	(12)	2	43	(12)
2 years	22	48	(19)	22	48	(19)
3 years	42	46	(22)	42	46	(22)
4 years	53	55	(24)	53	55	(24)
5 years	54	63	(26)	54	63	(26)
7 years	56	58	(26)	56	58	(26)
10 years	58	50	(27)	58	50	(27)
20 years	49	23	(29)	49	23	(29)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-206

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

	Scenarios for impacts on accrual book
Tenor	Government COP	Curve USD
1 day	44	28
1 month	31	29
3 months	31	32
6 months	37	40
9 months	40	35
1 year	43	31

Exchange rate scenarios Chile

The table below presents a sensitivity analysis for changes in the relevant exchanges rates, and its corresponding impact on profit and loss (net income from financial operations and net foreign exchange gain/loss) and equity (valuation accounts for financial instruments at FVTOCI).

	Change in scenario impacting	Change in scenario impacting	Change in scenario impacting
Exchange rate	P&L	FVTOCI	accrual book
	%	%	%
USD – CLP	(0.0718)	(0.0718)	(0.0718)
USD - COP	(0.0717)	(0.0717)	(0.0717)

Exchange rate scenarios Colombia

The table below presents a sensitivity analysis for changes in the relevant exchanges rates, and its corresponding impact on profit and loss (net income from financial operations and exchange differences) and equity (valuation accounts for financial instruments at FVTOCI).

	Change in scenario	Change in scenario	Change in scenario impacting
Exchange rate	impacting P&L	impacting FVTOCI	accrual book
	%	%	%
USD - COP	(0.0466)	(0.0466)	(0.0466)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-207

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

Impact on P&L derived from sensitivity analysis

The following table presents the impact of movements or reasonably likely scenarios explained above applied to positions in the Trading Book that affect P&L (net income from financial operations, net foreign exchange gain/losses, and net interest margin as applicable) as of December 31, 2019, 2018 and 2017:

	As of December 31,
Potential impact on P&L	2019	2018	2017
	MCh$	MCh$	MCh$
CLP rate risk	(4,881)	(5,019)	(849)
Derivatives	(4,879)	(5,018)	(847)
Debt instruments	(2)	(1)	(2)
CLF rate risk	(5,130)	(5,942)	(7,839)
Derivatives	(5,130)	(5,942)	(7,839)
Debt instruments	—	—	—
COP rate risk	(1,200)	(29,182)	(14,895)
Derivatives	(1,086)	(29,094)	(9,909)
Debt instruments	(114)	(88)	(4,986)
UVR rate risk	(108)	(375)	—
Derivatives	(102)	(364)	—
Debt instruments	(6)	(11)	—
USD rate risk	(2,711)	(2,810)	(2,001)
Other currencies rate risk	(177)	(42)	(50)
Total rate risk	(14,207)	(43,370)	(25,634)
Exchange rate risk	(763)	150	(755)
Options risk	89	156	66
Total impact	(14,881)	(43,064)	(26,323)

The following table presents the impact on the net interest margin of movements or reasonably likely scenarios on positions in the Accrual Book for the years ended December 31, 2019, 2018 and 2017:

	For the years ended December 31,
Potential impact on Accrual Book	2019	2018	2017
Interest rate shock sensitivity impact	(13,981)	(12,359)	(9,432)

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-208

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

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

	For the years ended December 31,
	2019			2018			2017
Potential Impact	DV01	Impact of Change in Interest		DV01	Impact of Change in		DV01	Impact of Change in
on FVTOCI	(+1 bp)	Rate		(+1 bp)	Interest Rate		(+1 bp)	Interest Rate
	US$	MUS$	MCh$	US$	MUS$	MCh$	US$	MUS$	MCh$
CLP	(377,765)	(31.16)	(23,334)	(254,636)	(11.73)	(8,180)	(386,979)	(37.01)	(22,745)
CLF	(221,758)	(49.07)	(36,744)	(177,471)	(26.29)	(18,328)	(245,812)	(47.62)	(29,261)
COP	(49,254)	(1.37)	(1,023)	(189,242)	(5.74)	(3,988)	(225,321)	(17.50)	(10,766)
UVR	(142,663)	(5.25)	(3,981)	(29,763)	(0.55)	(380)	—	—	—
USD	(2,353)	(0.14)	(105)	(33,769)	(2.44)	(1,701)	(48,791)	(2.77)	(1,700)
Other	888	(0.08)	(56)	—	—	—	—	—	—
Total interest rate impact	(792,905)	(87.07)	(65,243)	(684,881)	(46.75)	(32,577)	(906,903)	(105)	(64,472)

	Impact due to changes in prices
Exchange rate	As of December 31, 2019		As of December 31, 2018
	ThUS$	MCh$	ThUS$	MCh$
USD	(134.51)	(100,719)	(3.77)	(2,624)
COP	(146.36)	(109,591)	(3.72)	(2,494)
Total risk exchange rate	(280.87)	(210,310)	(7.49)	(5,118)
Total impact	(367.94)	(275,553)	(7.49)	(5,118)

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-209

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

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

Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following:

●	Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;
●	Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions, whether these are internally developed or outsourced to third parties;
●	Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol;
●	Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control.

Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual "more security" program for all collaborators and induction programs for new employees.

Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-210

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

D)Shareholders’ equity requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During 2019 and 2018, the Bank has complied fully with all capital requirements.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the CMF determined that the Bank’s Regulatory Capital could not be less than 10% of its Risk-Weighted Assets. For this purpose, the Bank has applied the dispose in the Chapter 12-1 “Heritage for legal and regulatory purposes” of RAN.

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

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or "credit equivalent"). For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-211

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

According to local regulations, as of December 31, 2019 and 2018, the relation between assets and risk weighted assets is as follow:

	Consolidated assets		Risk-weighted assets
	As of December 31,		As of December 31,
	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$
Assets balance (net of allowances)
Cash and deposits in banks	1,009,681	987,680	—	—
Cash items in process of collection	231,305	318,658	40,916	56,963
Trading securities	181,402	86,938	21,755	27,658
Investments under resale agreements	75,975	109,467	57,622	106,916
Financial derivative contract (*)	1,674,743	1,315,165	1,215,171	1,040,274
Interbank loans	56,205	341,244	56,205	95,612
Loans and accounts receivable from customers	22,373,638	20,833,935	20,112,889	18,808,886
Available for sale investments	3,593,204	2,650,776	387,692	551,593
Held to maturity investments	115,682	198,910	52,527	198,910
Investments in companies	14,938	10,555	14,938	10,555
Intangible	1,617,745	1,613,807	423,414	435,572
Fixed assets	57,962	95,564	57,962	95,564
Right-of-use asset under lease agreements	204,559	—	204,559	—
Current taxes	85,516	123,129	8,552	12,313
Deferred taxes	184,167	154,599	18,417	15,460
Other assets	783,447	561,435	698,801	505,495
Off-balance sheet assets
Contingent loans	2,647,938	2,333,398	1,588,763	1,400,038
Totals	34,908,107	31,735,260	24,960,183	23,361,809

(*)   Items presented at their Equivalent Credit Risk value, in accordance with the provisions of Chapter 12-1 “Equity for Legal and Regulatory Effects” of the RAN, issued by the Commission for the Financial Market (former SBIF).

	Amount			Ratio
	As of December 31,			As of December 31,
	2019	2018		2019	2018
	MCh$	MCh$		%	%
Basic capital	3,346,102	3,324,531	(a)	9.59	10.46	(c)
Effective equity	3,280,569	3,415,845	(b)	13.14	14.62	(d)

(a)	Basic Capital Corresponds to the net amount that must be shown in the Consolidated Financial Statements filed with the CMF under the line item “Equity attributable to equity holders of the Bank” as indicated in the Compendium of Accounting Standards.
(b)	Based on the consolidated financial statements filed with CMF, the effective net equity of a bank is the sum of (i) a bank’s basic capital, (ii) subordinated bonds issued by a bank valued at their placement price up to 50% of its net capital base; provided that the value of the bonds shall decrease 20% for each year that lapses during the period commencing six years prior to their maturity and (iii) voluntary loan loss allowances in an amount up to 1.25% of a bank’s risk-weighted assets (if a bank has goodwill, this value would be required to be deducted from the calculation of the effective net equity). The calculation of the effective net equity does not include the capital contributions made to subsidiaries of a bank and is made on a consolidated basis rather than on an unconsolidated basis.
(c)	Consolidated basic capital ratio corresponding to basic capital divided by total assets for capital purposes (includes items outside the Consolidated Financial Statements).
(d)	Consolidated solvency ratio corresponds to the ratio of effective equity to weighted assets.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-212

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 36 - Risk management, continued

The shareholders’ agreement established an “Optimal Regulatory Capital” with respect to Itaú Corpbanca Chile and Colombia, which must be, at any date, the highest between 120% of the minimum regulatory capital ratio established by the respective legislation and the average of the regulatory capital ratio of the 3 largest private Banks in the respective country, multiplied by the consolidated risk-weighted assets (APR) of the Chilean or Colombian Bank, as applicable, on the date that is one year from the last day of the fiscal year more recent, assuming that the assets weighted by their level of risk grow during that year at a rate equal to the Minimum Growth Rate. The Bank, in consolidated terms (owners of the Bank), maintains a total equity of MCh$3,346,102 (MCh$3,324,531 in December 2018) in the Consolidated Financial Statements filed with the CMF, according to local regulations.

As of December 31, 2019 and 2018, the Bank is in compliance with the “Optimal Regulatory Capital” requirements, as well as with all financial covenants related to regulatory capital requirements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-213

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 37 - Maturity of assets and liabilities

The main assets grouped by maturity, including interest accrued as of December 31, 2019 and 2018, are detailed as follows:

	As of December 31, 2019
		Between			Between
		1 month	Between	Between	3 years
		to 3	3 month	1 year to	to 6	Over 6
	Up to 1 month	months	to 1 year	3 years	years	years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial instruments at fair value through profit or loss	20,465	54,382	39,730	39,822	26,703	2,600	183,702
Financial instruments at fair value through other comprehensive income	258,843	151,014	609,862	1,515,340	896,383	167,448	3,598,890
Loans and accounts receivable from customers at amortized cost (**)	1,641,670	2,723,589	2,796,116	2,576,345	3,778,435	9,618,659	23,134,814
Commercial loans	1,443,029	2,209,624	2,693,582	1,962,306	2,516,050	4,635,953	15,460,544
Mortgages loans	3,040	550	2,760	22,657	115,878	4,731,156	4,876,041
Consumer loans	195,601	513,415	99,774	591,382	1,146,507	251,550	2,798,229
Financial instruments at amortized cost	29,026	7,543	78,138	951	—	—	115,658
Investments under resale agreements	75,975	—	—	—	—	—	75,975
Financial derivative contracts	151,952	160,523	306,284	602,190	662,530	1,271,478	3,154,957
Interbank loans (*)	55,881	—	945	—	—	—	56,826
Liabilities
Investments under resale agreements	559,457	—	—	—	—	—	559,457
Deposits and other demand liabilities	3,946,542	2,432,029	3,913,833	827,802	128,756	371,225	11,620,187
Financial derivative contracts	235,652	145,905	283,404	580,829	703,285	988,959	2,938,034
Interbank borrowings	90,251	246,214	1,781,437	406,539	96,281	26,034	2,646,756
Lease obligations	1,177	76,333	52,074	14,561	20,734	8,045	172,924
Debt instruments issued	30,419	378	620,710	959,369	1,375,640	3,421,840	6,408,356

(*)    Interbank loans are presented gross. The amount of allowances corresponds to MCh$239.

(**)  Loans and accounts receivable from customers at amortized cost are presented gross. Allowances by loan type are detailed as follows: Commercial MCh$545,119; Mortgage MCh$78,501; and Consumer MCh$256,417.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-214

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 37 - Maturity of assets and liabilities, continued

	As of December 31, 2018
		Between			Between
		1 month	Between	Between	3 years
		to 3	3 month	1 year to	to 6	Over 6
	Up to 1 month	months	to 1 year	3 years	years	years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial instruments at fair value through profit or loss	46,266	470	19,002	22,027	4,573	4,605	96,943
Financial instruments at fair value through other comprehensive income	151,521	103,048	582,899	1,314,188	330,485	175,013	2,657,154
Loans and accounts receivable from customers at amortized cost (**)	1,595,651	2,343,263	2,115,285	2,322,459	3,464,140	9,641,692	21,482,490
Commercial loans	1,391,707	1,876,174	2,023,542	1,734,720	2,238,373	5,102,384	14,366,900
Mortgages loans	2,544	1,021	3,876	18,192	103,965	4,316,229	4,445,827
Consumer loans	201,400	466,068	87,867	569,547	1,121,802	223,079	2,669,763
Financial instruments at amortized cost	27,012	18,238	153,673	—	—	—	198,923
Investments under resale agreements	109,467	—	—	—	—	—	109,467
Financial derivative contracts	120,361	102,992	178,826	263,595	279,427	423,756	1,368,957
Interbank loans (*)	65,398	16,685	17,437	242,187	—	—	341,707
Liabilities
Investments under resale agreements	1,015,614	—	—	—	—	—	1,015,614
Deposits and other demand liabilities	3,624,335	2,311,111	2,910,851	762,998	102,155	409,661	10,121,111
Financial derivative contracts	128,367	95,019	161,214	200,052	248,765	279,389	1,112,806
Interbank borrowings	231,419	446,436	1,151,959	337,465	100,455	59,989	2,327,723
Debt instruments issued	2,449	23,261	668,648	868,994	1,125,037	3,321,735	6,010,124

(*)    Interbank loans are presented gross. The amount of allowances corresponds to MCh$463.

(**)  Loans and accounts receivable from customers at amortized cost are presented gross. Allowances by loan type are detailed as follows: Commercial MCh$484,707; Mortgage MCh$66,117; and Consumer MCh$217,296.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-215

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 38 - Foreign currency position

In the Consolidated Statements of Financial Position as of December 31, 2019 and 2018, assets and liabilities are included in local and foreign currency, as well as adjustable by the variation of the exchange rate, for the amounts indicated below:

							Others
As of December 31, 2019	Note	CLP (*)	UF	USD	COP	EUR	currency	Readjustment	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5a)	243,754	—	364,594	398,780	2,553	—	—	1,009,681
Cash items in process of collection	5b)	150,463	—	80,132	710	—	—	—	231,305
Financial instruments at fair value through profit or loss	6	112,224	—	—	71,478	—	—	—	183,702
Financial instruments at fair value through other comprehensive income	11	1,600,147	1,023,726	124,310	850,707	—	—	—	3,598,890
Loans and accounts receivable at amortized cost	10	5,678,458	8,749,298	3,459,607	4,355,845	841	—	10,648	22,254,697
Financial instruments at amortized cost	11	—	—	30,123	85,535	—	—	—	115,658
Investments under resale agreements	7	46,686	—	—	29,289	—	—	—	75,975
Investments in companies		5,833	—	—	3,772	—	—	—	9,605
Financial derivative contracts	8	2,199,266	324,414	536,936	93,427	914	—	—	3,154,957
Interbank loans, net	9	—	—	35,944	20,452	—	—	—	56,396
Intangible assets	12	1,400,449	—	1,104	172,880	—	—	—	1,574,433
Property, plant, and equipment	13	72,766	—	422	21,892	—	—	—	95,080
Right-of-use asset under lease agreements		121,241	—	7,936	38,264	—	—	—	167,441
Current taxes	14	30,773	—	—	54,743	—	—	—	85,516
Deferred taxes	14	182,302	—	20,942	5,413	—	—	—	208,657
Other assets	15	248,755	91,456	359,198	71,182	—	—	270	770,861
Other non-current assets held for sale	16	17,202	—	—	—	—	—	—	17,202
TOTAL ASSETS		12,110,319	10,188,894	5,021,248	6,274,369	4,308	—	10,918	33,610,056

Deposits and other demand liabilities	16	2,255,736	2,855	534,005	2,079,465	1,387	—	—	4,873,448
Cash in process of being cleared	5b)	100,395	—	64,178	—	—	—	—	164,573
Obligations under repurchase agreements	7	499,136	—	—	60,321	—	—	—	559,457
Time deposits and other time liabilities	16	7,952,973	391,679	1,356,132	1,919,402	—	—	1	11,620,187
Financial derivative contracts	8	1,960,447	402,899	476,568	97,212	908	—	—	2,938,034
Interbank borrowings	17	—	—	2,563,630	83,126	—	—	—	2,646,756
Debt instruments issued	18	763,503	4,924,260	129,281	590,471	841	—	—	6,408,356
Other financial liabilities	18	12,956	10	—	—	—	—	—	12,966
Lease contracts liabilities		659	129,034	7,689	35,273	—	—	269	172,924
Current taxes	14	13	—	—	—	—	—	—	13
Deferred taxes	14	—	—	—	263	—	—	—	263
Provisions	19	106,456	—	—	71,371	—	—	—	177,827
Other liabilities	20	265,814	268,685	115,196	54,446	—	—	4,773	708,914
Liabilities directly associated with non-current assets held for sale	20	—	—	—	—	—	—	—	—
TOTAL LIABILITIES		13,918,088	6,119,422	5,246,679	4,991,350	3,136	—	5,043	30,283,718
Assets (liabilities) net		(1,807,769)	4,069,472	(225,431)	1,283,019	1,172	—	5,875	3,326,338

(*)    Includes transactions denominated in foreign currencies but that are settled in pesos.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-216

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 38 - Foreign currency position, continued

							Others
As of December 31, 2018	Note	CLP (*)	UF	USD	COP	EUR	currency	Readjustment	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5a)	223,099	—	449,437	299,458	15,686	—	—	987,680
Cash items in process of collection	5b)	195,640	—	119,725	226	2,861	206	—	318,658
Financial instruments at fair value through profit or loss	6	54,162	—	—	42,781	—	—	—	96,943
Financial instruments at fair value through other comprehensive income	11	835,543	680,505	78,908	1,060,143	—	—	—	2,657,154
Loans and accounts receivable at amortized cost	10	5,571,537	7,785,104	3,208,848	4,120,535	19,391	13	8,942	20,714,370
Financial instruments at amortized cost	11	—	—	122,391	76,532	—	—	—	198,923
Investments under resale agreements	7	91,510	—	—	17,957	—	—	—	109,467
Financial derivative contracts	8	972,693	66,989	226,561	102,709	5	—	—	1,368,957
Interbank loans, net	9	239,963	—	70,823	30,458	—	—	—	341,244
Intangible assets	12	1,389,518	—	1,308	180,138	—	—	—	1,570,964
Property, plant, and equipment	13	77,639	—	846	17,079	—	—	—	95,564
Current taxes	14	68,094	—	2,887	52,148	—	—	—	123,129
Deferred taxes	14	130,883	—	20,311	27,492	—	—	—	178,686
Other assets	15	200,164	7,787	164,724	121,619	7,467	36	—	501,797
Other non-current assets held for sale	16	59,802	—	—	—	—	—	—	59,802
TOTAL ASSETS		10,110,247	8,540,385	4,466,769	6,151,330	45,410	255	8,942	29,323,338

Deposits and other demand liabilities	16	2,058,537	4,214	444,668	1,785,581	7,418	57	—	4,300,475
Cash in process of being cleared	5b)	133,926	—	112,284	—	796	159	—	247,165
Obligations under repurchase agreements	7	363,789	—	6,834	644,991	—	—	—	1,015,614
Time deposits and other time liabilities	16	6,513,874	609,136	1,955,631	1,042,445	25	—	—	10,121,111
Financial derivative contracts	8	773,186	83,339	178,869	76,207	1,205	—	—	1,112,806
Interbank borrowings	17	—	5,863	2,279,817	39,859	2,170	14	—	2,327,723
Debt instruments issued	18	439,805	4,475,832	649,897	444,590	—	—	—	6,010,124
Other financial liabilities	18	12,390	10	—	—	—	—	—	12,400
Current taxes	14	528	—	—	663	—	—	—	1,191
Deferred taxes	14	—	—	454	17	—	—	—	471
Provisions	19	140,925	—	—	73,978	—	—	—	214,903
Other liabilities	20	239,175	133,106	69,900	49,508	2,509	—	27,597	521,795
Liabilities directly associated with non-current assets held for sale	20	—	—	—	—	—	—	—	—
TOTAL LIABILITIES		10,676,135	5,311,500	5,698,354	4,157,839	14,123	230	27,597	28,885,778
Assets (liabilities) net		(565,888)	3,228,885	(1,231,585)	1,993,491	31,287	25	(18,655)	3,437,560

(*)    Includes transactions denominated in foreign currencies but that are settled in pesos.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-217

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 39 - Subsequent events

Chief Executive Officer appointment

On January 9, 2020 it was communicated the decision made between Mr. Manuel Olivares Rossetti, the Board of Directors, and the main shareholders, to allow Mr. Olivares to serve as Chief Executive Officer of Itaú Corpbanca until January 29, 2020.

The Board also agreed to appoint Mr. Gabriel Moura as the new Chief Executive Officer of Itaú Corpbanca, starting on January 30, 2020.

Investment increase in Nexus S.A.

On January 22, 2020 Itaú Corpbanca acquired 79,577 shares of Nexus S.A. corresponding to 1.91% of the total equity of this company, for an approximated amount of MCh$338. With this transaction the Bank’s participation increased to 14.81%.

Sale on the investment in Itaú Casa de Valores, Panama

Itaú Comisionista de Bolsa Colombia S.A., a subsidiary of Itaú Corpbanca Colombia S.A., sold its investment in Itaú Casa de Valores S.A., a public limited company , domiciled in Panama, to LVM Holdings SpA, a company domiciled in Chile. The value of the transaction was determined at 1.5 times the price value of its equity as of January 23, 2020.

Changes in the Board of Directors of Itaú Corpbanca Colombia

On January 27, 2020, the Shareholders’ Meeting of Itaú Corpbanca Colombia S.A. elected the following members of the Board of Directors:

Gabriel Amado de Moura

Cristián Toro Cañas

Juan Echeverría Gonzalez

Monica Aparicio Smith

Roberto Brigard Holguín

Annual Ordinary Shareholders’ Meeting Agreements

At the Ordinary Shareholders’ Meeting of Itaú Corpbanca, held on March 18, 2020, it was approved to distribute a dividend equivalent to 100% of the net income attributable to equity holders of the Bank for the year ended December 31, 2019, which represents an aggregate amount equal to $127.065.130.654 payable to the shareholders of the Bank entitled to receive dividends in a proportion of $0,2479770771 per share.

COVID-19 pandemia

The first case of COVID-19 in Chile was detected on March 3, 2020. As of the date of this Annual Report, the Chilean government has taken various measures in order to prepare the country for mass contagion, including partial lockdown for some regions. Further government actions may be imposed according to when and how the peak of contagion will occur.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-218

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Note 39 - Subsequent events, continued

From a macroeconomic point of view, the impact of COVID-19 in Chile is uncertain. According to Management, estimates indicate that COVID-19 could result in a decline of 1.9% in Chilean GDP in 2020. However, it is worth noting that there is a considerable degree of uncertainty about GDP growth forecasts for this year, which stems from uncertainty about (i) the duration of the lockdown / isolation measures and (ii) the pace of recovery in the second half of 2020. It is reasonable to believe that, the longer the duration of the isolation measures, the slower the recovery will be in the second half of this year, since the consequences on the financial condition of corporates and households tend to be more intense, delaying the normalization. Economic stagnation, contraction and increased unemployment levels may affect our cost of funding, the recoverability and value of our assets and could result in lower loan portfolio growth, higher past-due loans, given the deteriorated financial condition of our customers and, therefore, higher provisions for loans losses, resulting in lower net income. To mitigate the impact on the economy the Government has enacted several laws to combat the economic consequences of COVID-19 and the Central Bank of Chile has taken some measures for providing liquidity to the market, as well as, reducing the overnight interest rate.

In order to manage the impacts of COVID-19 in our operations, we organized ourselves in three main pillars. The first pillar is related to our clients and what needed to be done to continue to be fully accessible through our digital channels and to continue to provide the solutions requested by our clients. The second pillar is related to our people and how we could support and protect them at the same time as we reinforce our organizational values and culture. The third pillar relates to our efforts to maintain our strong focus on risk management and our operational and technological capabilities to keep the Bank running strong, safe and solid.

Itaú Corpbanca maintains its operational activities and continues to monitor and assess the impacts of this pandemic on its results, as well as its effects on critical estimates and judgments including allowance for loan losses and impairments, considering that this event does not impact its financial results for the year ended December 31, 2019 and its financial position as of December 31, 2019.

Others

Between January 1 and April 24, 2020, the date of issuance of these Consolidated Financial Statements, there have been no other events after the reporting period that could affect the presentation and results of the financial statements.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019	F-219