Form 20-F
period 2020-12-31
CORPBANCA/FI
filed 2021-04-23
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020

As filed with the Securities and Exchange Commission on April 23, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the fiscal year ended December 31, 2020

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

i

SUMMARY OF RISK FACTORS

An investment in our securities and ADSs is subject to a number of risks, including Risks Associated with our Business, Risks Relating to Chile, Colombia and Other Countries in Which we Operate, Risks Relating to Expansion and Integration of Acquired Businesses and Risks Related to our Securities, the ADSs and our Common Shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Associated with our Business

●	Composition of Loan Portfolio: Through the further expansion of our loan portfolio in retail segments, we are seeking to decrease our corporate segment concentration and, as a result, balance our loan portfolio and strengthen our retail operation (particularly in the consumer segment), which may expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses, which may in turn have a material adverse effect on our results of operations.
●	Growth of Loan Portfolio: Our loan portfolio may not continue to grow at the same or similar rates as the growth rate that we historically experienced, particularly in light of the growth in recent years attributable to acquisitions. In addition, the growth of our loan portfolio may expose us to a higher level of loan losses and require us to establish proportionately higher levels of provisions for loan losses, which would offset the increased income that we can expect to receive as our loan portfolio grows.
●	Capital Adequacy Requirements: Although we have historically complied with our capital maintenance obligations in the jurisdictions where we operate, there can be no assurance that we will continue to do so in the future. If we fail to meet the capital adequacy requirements, we may be required to take corrective actions or subject to sanctions in the jurisdictions where we operate, which could materially and adversely affect our business reputation, financial condition and results of operations.
●	Rate Volatility: In the current global economic climate, there is a greater degree of uncertainty in the policy decisions and the setting of interest rates by the Central Bank of Chile and the Central Bank of Colombia. Volatility in interest rates could adversely affect us, including our future financial performance and the market value of our securities. In addition, inflation rate volatility could adversely affect our net interest income due to fluctuations in the gap between assets and liabilities that are indexed to the UF.
●	Competition and Consolidation: The Chilean and Colombian markets for financial services are highly competitive and competition is likely to increase. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures. Increased competition and industry consolidation may adversely affect the results of our operations.
●	Risk Management: We use various processes to identify, manage and control our risk exposure under all market conditions. However, these processes involve subjective and complex judgments and assumptions and we cannot guarantee that our risk management efforts will prevent us from experiencing material losses that could have a material adverse effect on our business, financial condition and results of operations.
●	Concentration Risk: Concentration risk is associated with high financial losses triggered by significant exposure to a particular risk factor. We are subject to concentration risk and an excessive concentration in a particular risk factor could have a material adverse effect on our business, financial condition and results of operations.
●	Reliance on Short Term Deposits: Time deposits and other term deposits are our primary sources of funding. Our reliance on short-term deposits as our principal source of funds exposes us to sudden increases in our costs of funding which could have a material adverse effect on our revenue.
●	Banking Regulations: We are subject to constantly evolving regulation in the markets in which we operate. If enacted, new regulations could require us to inject further capital into our business, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities, which may restrict our operations and thereby adversely affect our financial condition and results of operations.
●	Government Debt Exposure: We invest in debt securities issued by the Chilean and Colombian governments, the Central Bank of Chile and the Chilean Ministry of Finance that, for the most part, are short-term and highly liquid instruments. If the Chilean or Colombian governments default on the timely payment of such securities, our business, financial condition and results of operations may be adversely affected by this exposure.
●	Benchmark Transition: In 2017, it was announced that banks will no longer be compelled to submit rates for the calculation of LIBOR after 2021. It is impossible to predict whether LIBOR will continue to exist and how it will be determined after this date, or what alternative reference rate may be adopted. A significant portion of our income, expenses and liabilities is directly tied to interest rates and we may not effectively manage risks associated with the replacement of benchmark indices, including LIBOR.

Risks Relating to Chile, Colombia and Other Countries in Which We Operate

●	Pension Fund Regulations: If the exposure of any pension fund to us exceeds the regulatory limits established by the Chilean government, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our business, financial condition and results of operations.. Potential changes to the pension system in Chile may also impose an increase in our labor costs and therefore have a material adverse effect on our financial results.
●	Government Influence: Chilean and Colombian authorities exercise influence on and intervene in the Chilean and Colombian economies from time to time and changes in monetary, fiscal and foreign exchange policies or in the Chilean and Colombian governments’ structures may adversely affect us, as our profitability depends on the levels of economic activity in these countries.
●	Social and Political Environment: Ongoing social unrest in Chile and internal security issues in Colombia have had or could have in the future a negative effect on the economies in which we operate and in turn could negatively impact our business and/or financial performance. In particular, further deterioration of Colombia’s political relations with Venezuela could have a negative impact on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.
●	COVID-19: The ongoing COVID-19 pandemic and related government response measures, including measures related to both public health and financial stability, have and may continue to affect the economies of the countries in which we operate, our business operations or our financial condition and results of operations.

Risks Relating to Expansion and Integration of Acquired Businesses

●	Integration Risk: Integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us. For example, acquisitions and strategic partnerships may not perform as expected or may disrupt our operations and adversely affect our business financial condition and results of operations.

Risks Related to our Securities, the ADSs and our Common Shares

●	Controlling Shareholder: Itaú Unibanco is the sole controlling shareholder of Itaú Corpbanca. Our controlling shareholder is able to exercise significant control over us which could result in conflicts of interest.
●	Other Risks: Investors may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons, most of whom reside outside of the United States. In addition, investors may have fewer and less well defined shareholders’ rights than with shares of a company in the United States. Further, holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

●	trends affecting our financial condition or results of operations;
●	our dividend policy;
●	changes in the participation of our shareholders or any other factor that may result in a change of control;
●	the amount of our indebtedness;
●	adverse developments with respect to the financial stability and conditions of our shareholders, counterparties, joint venture partners and business partners;
●	natural disasters and pandemics, including the ongoing SARS-CoV-2 (“COVID-19”) pandemic;
●	cyber-attacks, terrorism and other criminal activities;
●	changes in general economic, business, regulatory, political or other conditions in the Republic of Chile, or Chile, or the Republic of Colombia, or Colombia, or changes in general economic or business conditions in Latin America or the global economy;
●	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Colombia, Chilean or Colombian companies or securities issued by Chilean companies;
●	the monetary and interest rate policies of the Central Bank of Chile (Banco Central de Chile), or the Central Bank of Colombia (Banco de la República de Colombia);
●	inflation or deflation;
●	unemployment;
●	social unrest;
●	our counterparties’ failure to meet contractual obligations;

●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;
●	unanticipated turbulence in interest rates;
●	movements in currency exchange rates;
●	movements in equity prices or other rates or prices;
●	changes in Chilean, Colombian and foreign laws and regulations;
●	changes in Chilean or Colombian tax rates or tax regimes;
●	competition, changes in competition and pricing environments;
●	concentration of financial exposure;
●	our inability to hedge certain risks economically;
●	the adequacy of our loss allowances, provisions or reserves;
●	technological changes;
●	changes in consumer spending and saving habits;
●	successful implementation of new technologies;
●	loss of market share;
●	changes in, or failure to comply with, applicable banking, insurance, securities or other regulations;
●	changes in accounting standards;
●	difficulties in successfully integrating recent and future acquisitions into our operations;
●	our ability to successfully complete the implementation of a new information technology core banking system in Colombia, as part of the integration process in Colombia;
●	consequences of the Merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016 (the “Merger”), the acquisition of the assets and liabilities of Itaú BBA Colombia S.A., Corporación Financiera (“Itaú BBA Colombia”) by us (the “Itaú Colombia Acquisition”), and the acquisition of an additional 20.8% share ownership in Itaú Corpbanca Colombia by us;
●	our ability to achieve revenue benefits and cost savings from the integration between former Corpbanca’s and former Banco Itaú Chile’s businesses and assets;
●	our ability to address and forecast economic and social trends affecting our business, and to effectively implement the appropriate strategies; and
●	the other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” in this Annual Report.

v

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

The selected consolidated financial information included herein as of December 31, 2019 and 2020, and for the years ended December 31, 2018, 2019 and 2020 is derived from, and presented on the same basis as, our consolidated financial statements prepared under IFRS and should be read together with such consolidated financial statements.

Our financial statement data as of and for the year ended December 31, 2016 is not comparable to the data as of and for the years ended December 31, 2017, 2018, 2019, and 2020 because of the Merger, which was consummated on April 1, 2016. The Merger has been accounted for as a reverse acquisition, based on guidance in IFRS 3 “Business Combinations,” with Banco Itaú Chile (the legal acquiree) considered as the accounting acquirer and Corpbanca (the legal acquirer) considered as the accounting acquiree. Accordingly, the financial statements of Itaú Corpbanca for periods prior to the acquisition date of April 1, 2016 reflect the historical financial information of Banco Itaú Chile. Before the Merger, former Banco Itaú Chile (the legal acquiree) only produced financial statements pursuant to Chilean Banking GAAP, while former Corpbanca (the legal acquirer) from 2009 to 2015 issued financial statements according to Chilean Banking GAAP and according to IFRS.

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

Foreign Currency Markets

In this Annual Report, references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “Ch$” or “CLP” are to Chilean pesos, references to “UF” are to Unidades de Fomento and references to “Colombian pesos” or “COP$” are to Colombian pesos. The UF is an inflation-indexed, Chilean peso-denominated unit that is linked to and adjusted daily to reflect changes in the previous month’s Chilean Consumer Price Index (CPI) of the Chilean National Statistics Institute (Instituto Nacional de Estadísticas). As of December 31, 2020, one UF equaled US$40.90, Ch$29,070.33 and COP$142,484.01 and as of March 31, 2021, one UF equaled US$40.82 , Ch$29,394.77 and COP$149,797.04. See “Item 5. Operating and Financial Review and Prospects.”

This Annual Report contains translations of certain Chilean peso amounts into U.S. dollars and Colombian pesos at specified rates solely for the convenience of the reader. These translations should not be construed as representations that such Chilean peso amounts actually represent such U.S. dollar or Colombian pesos amounts, were converted from U.S. dollars or Colombian pesos amounts at the rate indicated in preparing our consolidated financial statements or could be converted into U.S. dollars or Colombian pesos amounts at the rate indicated or any particular rate at all. Unless otherwise indicated, such U.S. dollar and Colombian pesos amounts have been translated from Chilean pesos based on our own exchange rate of Ch$710.73 and Ch$3,483.54, respectively, per US$1.00 or COP$1.00, as the case may be, as of December 31, 2020.

Specific Loan Information

Unless otherwise specified, all references in this Annual Report to total loans are to loans and financial leases before deduction for allowances for loan losses, and they do not include loans to banks or unfunded loan commitments. In addition, all market share data and financial indicators for the Chilean banking system when compared to Itaú Corpbanca’s financial information, presented in this Annual Report or incorporated by reference into this Annual Report are based on information published periodically by the CMF, which is published under Chilean Banking GAAP and prepared on a consolidated basis. Non-performing loans include the principal and accrued interest on any loan with at least one installment more than 90 days overdue. Impaired loans include those loans on which there is objective evidence that customers will not meet some of their contractual payment obligations. At the end of each reporting period the Bank evaluates the impairment of the loan portfolio. As of December 31, 2018, 2019 and 2020 this has been assessed in accordance with IFRS 9 and for prior periods in accordance with IAS 39. Past due loans include all installments and lines of credit more than 90 days overdue, provided that the aggregate principal amount of such loans is not included. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Classification of Banks and Loan Portfolios; Allowances for Loan Losses.”

Unless an exception applies, under Decree with Force of Law No. 3 of 1997, as amended (including, without limitation, by Law No. 21,130 which sets forth new capital requirements for banks in Chile that are in line with Basel III standards), also called the Ley General de Bancos or the Chilean General Banking Act, (1) a bank must have an effective net equity (Patrimonio Efectivo) of at least 8% of its risk weighted assets, net of required allowance for loan losses, as calculated in accordance with Chilean Banking GAAP; and (2) the paid-in capital and reserves, or basic capital (Capital Básico), shall not be lower than (y) 4.5% of its risk weighted assets and (z) 3% of its total assets, in both cases, net of required allowance for loan losses.

Note, however, that in any of the following events a higher effective net equity and/or a higher basic capital may be required:

(1)	If at the moment in which the incorporation deed of a bank is granted (or at the moment in which the authorization of existence of a branch of a foreign bank is granted), at least 50% of the minimum paid-in capital and reserves, or basic capital (Capital Básico) (i.e., UF800,000 (Ch$23,256.3 million or US$32.7 million as of December 31, 2020)) has not been paid, the respective bank shall have an additional basic capital equal to 2% of its risk weighted assets, net of required allowances, above the general minimum basic capital of 4.5% plus any additional basic capital that may be applicable pursuant to number (2) below. The additional 2% requirement will be reduced to 1% once the bank’s paid basic capital reaches UF600,000 (Ch$17,442.2 million or US$24.5 million as of December 31, 2020).

(2)	On December 1, 2020, the CMF completed the issuance of the regulations necessary to implement in Chile the new capital requirements established by Law No. 21,130. As a result, the following will apply:
a.	From December 1, 2020, a bank will be required to have an additional basic capital (Conservation Buffer) equal to 2.5% of its risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement will go into effect progressively during a 4-year term at a ratio of 0.625% per year, starting on December 1, 2021. Note that the CMF has already issued and published the regulations that triggered the applicability of this additional basic capital requirement: (w) on September 25, 2020, the CMF published the regulation (Circular No. 2,272) setting forth the Conservation Buffer applicable to banks in Chile; (x) on November 30, 2020, the CMF published the regulation (Circular No. 2,280) setting forth the standard methodology for operational risk weighted assets, without allowing banks to use their own methodologies for operational risk weighted assets; (y) on December 1, 2020, the CMF published the regulation (Circular No. 2,281) setting forth the methodologies that banks must consider for credit risk weighted assets, including the use of both the standard and the internal methodologies; and (z) on December 1, 2020, the CMF published the regulation (Circular No. 2,282) setting forth the standard methodology for market risk weighted assets, without allowing banks to use their own methodologies for market risk weighted assets, without allowing banks to use their own methodologies for market risk weighted assets;
b.	Beginning on December 1, 2020, the Central Bank of Chile may impose an additional basic capital requirement (Counter-Cyclical Buffer) of up to 2.5% of a bank’s risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement may be imposed by the Central Bank of Chile on a general basis applicable to all banking institutions, as a contra-cyclical measure. Note that on September 25, 2020 the CMF published the regulation (Circular No. 2,272) setting forth the Counter-Cyclical Buffer that may be applicable to banks in Chile;
c.	In the event that the CMF determines, through a grounded resolution and with the affirmative consent of the Counsel of the Central Bank of Chile, that a bank or group of banks has systemic importance, the CMF will be entitled to impose, among others, one or more of the following conditions: (y) an increase between 1% and 3.5% to the basic capital over risk weighted assets, net of required allowances, above the aforementioned 8% minimum effective net equity (Patrimonio Efectivo) requirement and (z) an increase of up to 2% to the basic capital over total assets, net of required allowances, above the aforementioned 3% minimum basic capital requirement. The conditions imposed on a bank qualified of systemic importance may be terminated in the event the Council of the CMF determines that a bank no longer has systemic importance.

On November 2, 2020, the CMF published the regulation (Circular No. 2,276) setting forth the factors and methodologies to be considered to determine whether a bank or group of banks qualifies as of systemic importance; this regulation also provides the additional basic capital requirements to be imposed on a bank if it is considered of systemic importance. This regulation, which became effective on December 1, 2020, provides that the additional basic capital requirements will be applied progressively from December 1, 2022 to December 1, 2025, at a ratio of 25% per year until reaching 100% on December 1, 2025. Finally, the first resolution qualifying banks as systemically important was issued on March 31, 2021 and qualifies Itaú Corpbanca, among others, as a bank of systemic importance.

In general terms, the rating of a bank or group of banks under the same controller as of systemic importance is associated with the group’s materiality to the operation of the Chilean financial system. Materiality is determined based on a finding that the financial weakening or eventual insolvency of a bank or group of banks under the same controller could have material adverse consequences on the rest of the financial system or even on the country’s economy as a whole. To establish the degree of systemic importance of a bank or group of banks under the same controller, the CMF considers as a reference framework the evaluation methodology established by the Basel Committee on Banking Supervision (BCBS) in force since January 1, 2016, which contemplates the creation of an index based on different factors that determine the systemic impact of a bank if it were to financial weaken or become insolvent.

In accordance with the above, to establish the degree of systemic importance of a bank, the CMF established an index of systemic importance, determined by the weighted aggregate of the relative percentage of participation of each bank in the following factors, each of which is will be calculated from a set of sub-factors: size, local interconnection (sub-factors to be measured only within the local market, including assets within the Chilean financial system and liabilities within the Chilean financial system), local substitutability (sub-factors to be measured only within the local market including payment activities, deposits and loans), and complexity (sub-factors to be measured include OTC derivative contracts, inter-jurisdictional assets, inter-jurisdictional liabilities, assets at fair value and assets of third parties under the bank’s management).

Specifically, the systemic importance index is calculated as: (a) the weighted average of the bank’s scores in the four factors set forth in the preceding paragraph, using the following weighting: 30% for size and local interconnection and 20% for local substitutability and complexity, and (b) the bank’s score in each factor will be equal to the weighted average of its percentage participation in each of the sub-factors. This participation is multiplied by 10,000 to express it in basis points; and

d.	If after a review process, to the judgment of the CMF, a bank presents risks not properly protected with the equity requirements mentioned above, the CMF may impose additional equity requirements, starting in the fourth quarter of 2020. Such additional equity requirements may consist in an additional basic capital, or one or more of the instruments listed in numbers (ii), (iii), (iv) and (v) of the following paragraph. In any event, the additional equity requirements shall not exceed 4% of its risk weighted assets, net of required allowances. For these purposes, on September 11, 2020, the CMF issued the regulation (Circular No. 2,270) setting forth the general criteria and guidelines to determine the additional equity requirements as a result of this CMF supervision process. This regulation imposes on banks the obligation to prepare and deliver a Self-Assessment Report on the Effective Net Equity (Informe de Autoevaluación de Patrimonio Efectivo or the IAPE) to the CMF on a yearly basis, no later than April each year. This new regulation became effective as of September 11, 2020; however the IAPE must be delivered progressively pursuant to the following timeline: Starting April 2021, in a simplified format considering credit risk only; starting April 2022, in a simplified format considering credit, market and operational risks, and starting April 2023, in a full format considering all the material risks of the bank.

To determine the effective net equity of a bank (Patrimonio Efectivo), the Chilean Banking Act authorizes the CMF to set forth, through a general regulation, adjustments or exclusions of assets and liabilities, including risk mitigators, that impact its value. Pursuant to this authorization, on October 8, 2020, the CMF published the regulation (Circular No. 2,274) containing the elements of and discounts to the regulatory capital of Chilean banks. This regulation became effective on December 1, 2020 and the regulatory adjustments and exclusions will be applied progressively during a 5-year term, without discounts in 2021 and with progressive increases beginning with 15% on December 1, 2022, 30% from December 1, 2023, 65% from December 1, 2024 and reaching 100% on December 1, 2025.

Pursuant to the above-mentioned regulation, the effective net equity (Patrimonio Efectivo) or regulatory capital of a bank is the sum of the following factors: (a) tier 1 (T1) capital, plus (b) tier 2 (T2) capital. In turn, (y) tier 1 (T1) capital is the sum of (1) the the bank’s basic capital or common equity tier 1 (CET1) (i.e., paid-in capital and reserves) and (2) the additional tier 1 (AT1) capital (i.e., bonds issued without a maturity date and preferred stocks valued at their issue price, for an amount up to one third of the banks’ basic capital), and (z) tier 2 (T2) capital corresponds to (1) subordinated bonds issued by the bank valued at their issue price and for an amount of up to 50% of its basic capital (provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity) and (2) the bank’s voluntary allowances for loan losses up to (A) 1.25% of its credit risk weighted assets, if standard methodologies are applied, or (B) 0.625% in the event non-standard methodologies are applied.

The following table sets forth the Basel III Implementation Calendar Chilean banks:

	December 31,
	2020	2021	2022	2023	2024	2025
Conservation Buffer	0%	0.625%	1125%	1875%	2.5%
AT1	0%	0%	0.5%	1.0%	1.5%
SIB*	0%	0%	25%	50%	75%	100%
Capital discounts	0	0	15%	30%	65%	100%
Pillar III				First report
Pillar II	In effect	First IAPE

* Systemically Important Banks * The Bank has been designated as an SIB by the CMF.

Rounding and Other Matters

Certain figures included in this Annual Report and in our consolidated financial statements as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 have been rounded for ease of presentation. Percentage figures included in this Annual Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Annual Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020. Certain other amounts that appear in this Annual Report may similarly not sum due to rounding.

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

In this Annual Report, all macroeconomic data related to the Chilean economy is based on information published by the Central Bank of Chile and all macroeconomic data related to the Colombian economy is based on information published by the Central Bank of Colombia or DANE. All market share and other data related to the Chilean financial system is based on information published by the CMF as well as other publicly available information and all market share and other data related to the Colombian financial system is based on information published by the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) as well as other publicly available information. The CMF publishes the consolidated risk index (ratio of allowance for loans losses over total loans) of the Chilean financial system on a monthly basis. The Colombian Financial Superintendency publishes every month the consolidated data required to calculate the risk index of the Colombian banking system (loan loss allowances and total loans).

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

As of December 31, 2020, the Bank’s U.S. dollar exchange rate was Ch$710.73 per US$1.00 and the Bank’s Colombian peso exchange rate was Ch$3,483.54 per COP$1.00.

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

	For the fiscal years ended December 31,
	2016	2017	2018	2019	2020	2020 (1)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$

	(in millions of Ch$ and thousands of US$, except for
	number of shares and per share data)(2)
Interest income	1,509,203	1,646,329	1,739,317	1,773,640	1,549,674	2,180,398
Interest expense	(870,028)	(863,347)	(851,654)	(873,222)	(683,237)	(961,317)
Net interest income	639,175	782,982	887,663	900,418	866,437	1,219,081
Net service fee income	150,796	177,571	186,129	174,404	140,999	198,386
Trading and investment, foreign exchange gains and other operating income	83,551	95,965	181,446	216,232	102,001	143,516
Operating income before provision for loan losses	873,522	1,056,518	1,255,238	1,291,054	1,109,437	1,560,983
Provisions for loan losses	(245,990)	(315,417)	(279,798)	(382,678)	(466,230)	(655,988)
Total operating income, net of provision for loan losses, interest and fees	627,532	741,101	975,440	908,376	643,207	904,995
Total operating expenses	(616,627)	(731,147)	(741,527)	(736,533)	(1,581,778)	(2,225,568)
Total net operating income (loss) before income taxes	10,905	9,954	233,913	171,843	(938,571)	(1,320,573)
Income (loss) from investments in associates	—	—	—	532	(2,794)	(3,931)
Income (loss) before income taxes	10,905	9,954	233,913	172,375	(941,365)	(1,324,504)
Income taxes	3,568	52,871	(67,059)	(47,853)	115,210	162,101
Income (loss) from continuing operations	14,473	62,825	166,854	124,522	(826,155)	(1,162,403)
Income (loss) from discontinued operations	(504)	—	—	—	—	—
Net income for the year	13,969	62,825	166,854	124,522	(826,155)	(1,162,403)

	For the fiscal years ended December 31,
	2016	2017	2018	2019	2020	2020(1)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$

	(in millions of Ch$ and thousands of US$, except for number of shares and per share data)(2)
Equity holders of the Bank	14,407	67,821	171,331	113,684	(808,784)	(1,155,252)
Non-controlling interest	(438)	(4,996)	(4,477)	10,838	(17,371)	(24,441)
Net income (loss) per common share(3)	0.035	0.132	0.334	0.248	(1,806)	(2.54)
Dividend per common share(4)	36,387	0.0012	0.04500	0.101	0.248	0.000
Gross dividends per ADS(4)	n.a.	1,8081,	67.26700	151.101	371.943	0.52
Shares of common stock outstanding	512,406,760,091	512,406,760,091	512,406,760,091	512,406,760,091	512,406,760,091

(1)	Amounts stated in U.S. dollars as of December 31, 2020 and for the year ended December 31, 2020 have been translated from Chilean pesos at our exchange rate of Ch$710.73 per US$1.00 as of December 31, 2020.
(2)	Amounts stated in millions of Chilean pesos and thousands of U.S. dollars except for net income per share, dividends per common share and dividend per ADS expressed in Chilean pesos and in U.S. dollars.
(3)	Net income per common share has been calculated on the basis of net income attributable to the equity holders of the Bank divided by the weighted average number of shares outstanding for the period. For further information on basic earnings and diluted earnings please see Notes 1(ee) and 24(d) to our consolidated financial statements.
(4)	Represents dividends or net dividends paid to common shareholders or to ADS holders in respect of net income earned in the prior fiscal year.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2016	2017	2018	2019	2020	2020(1)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$

	(in millions of Ch$ and thousands of US$)
Cash and deposits in banks	1,487,137	964,030	987,680	1,009,681	3,089,072	4,346,337
Cash in the process of collection	145,769	157,017	318,658	231,305	173,192	243,682
Financial instruments at fair value through profit or loss	—	—	96,943	183,702	582,710	819,875
Financial instruments at fair value through other comprehensive income	—	—	2,657,154	3,598,890	3,970,899	5,587,071
Interbank loans at amortized cost	—	—	341,244	56,396	7,121	10,019
Loans and accounts receivable from customers at amortized cost	—	—	20,714,370	22,254,697	21,576,108	30,357,672
Financial instruments at amortized cost	—		198,923	115,658	111,542	156,940
Trading portfolio financial assets	632,557	415,061	—	—	—	—
Investments under resale agreements	170,242	28,524	109,467	75,975	105,580	148,551
Derivative financial instruments	1,102,769	1,248,775	1,368,957	3,154,957	3,982,803	5,603,820
Investment in associates	—	—	—	9,605	7,149	10,059
Loans and receivables from banks, net	150,568	70,077	—	—	—	—
Loans and receivables from customers, net	20,444,648	19,764,078	—	—	—	—
Financial investments available-for-sale	2,074,077	2,663,478	—	—
Held to maturity investments	226,433	202,030	—	—
Intangible assets	1,614,475	1,562,654	1,570,964	1,574,433	718,683	1,011,190
Property, plant equipment, net	121,043	130,579	95,564	95,080	80,615	113,426
Right of use asset under lease agreements	—	—	—	167,441	146,008	205,434
Current taxes	164,296	238,452	123,129	85,516	64,699	91,032
Deferred taxes	110,765	140,685	178,686	208,657	312,556	439,768
Other assets	427,394	429,025	501,797	770,861	542,633	763,487
Non-current assets held for sale	37,164	18,308	59,802	17,202	15,078	21,214
TOTAL ASSETS	28,909,337	28,032,773	29,323,338	33,610,056	35,486,448	49,929,577
Checking accounts and demand deposits	4,453,191	4,141,667	4,300,475	4,873,448	6,197,406	8,719,775
Transaction in the process of beign cleared	67,413	109,496	247,165	164,573	154,232	217,005
Obligations under repurchase agreements	373,879	420,920	1,015,614	559,457	638,851	898,866
Time deposits and time liabilities	11,581,710	10,065,243	10,121,111	11,620,187	11,433,064	16,086,368
Derivative financial instruments	907,334	1,095,154	1,112,806	2,938,034	3,673,591	5,168,757
Interbank borrowings	2,179,870	2,196,130	2,327,723	2,646,756	3,798,978	5,345,177
Debt instruments issued	5,460,253	5,950,038	6,010,124	6,408,356	6,204,856	8,730,258
Other financial obligations	25,563	17,066	12,400	12,966	13,123	18,464
Lease contracts liabilities	—	—	—	172,924	151,885	213,703
Current taxes	1,886	624	1,191	13	1,766	2,485
Deferred taxes	57,636	26,354	471	263	237	333
Provisions	100,048	117,889	214,903	177,827	135,090	190,072
Other liabilities	269,810	463,435	521,795	708,914	700,034	984,951
Liabilities directly associated with non-current assets held for sale	7,032	—	—	—	—	—
TOTAL LIABILITIES	25,485,625	24,604,016	25,885,778	30,283,718	33,103,113	46,576,214
Equity attributable to equity holders of the Bank	3,184,743	3,211,477	3,219,478	3,231,893	2,314,248	3,256,157
Non-controlling interest	238,969	217,280	218,082	94,445	69,087	97,206
TOTAL EQUITY	3,423,712	3,428,757	3,437,560	3,326,338	2,383,335	3,353,363
TOTAL LIABILITIES AND EQUITY	28,909,337	28,032,773	29,323,338	33,610,056	35,486,448	49,929,577

(1)	Amounts stated in U.S. dollars as of December 31, 2020 and for the year ended December 31, 2020 have been translated from Chilean pesos at our exchange rate of Ch$710.73 per US$1.00 as of December 31, 2020.

CONSOLIDATED RATIOS

	As of and for the Year Ended
	December 31,
	2016	2017	2018	2019	2020
Profitability and Performance
Net interest margin(1)	3.0%	3.2%	3.5%	3.4%	2.9%
Return on average total assets(2)	0.1%	0.2%	0.6%	0.4%	(2.2)%
Return on average equity(3)	0.5%	1.8%	4.8%	3.5%	(28.7)%
Efficiency ratio (consolidated)(4)	68.0%	67.3%	67.7%	56.9%	121.3%
Dividend payout ratio(5)	50.0%	30.0%	40.0%	30.0%	100.0%
Capital
Average equity as a percentage of average total assets	11.3%	11.9%	11.9%	11.3%	7.7%
Shareholders’ equity as a percentage of total liabilities	12.5%	13.1%	12.4%	10.7%	7.0%
Asset Quality
Allowances for loan losses as a percentage of non-performing loans(6)(7)	158.6%	133.9%	169.6%	134.6%	206.8%
Non-performing loans as a percentage of total loans(6)	1.7%	2.3%	2.1%	2.8%	57.0%
Allowances for loan losses as a percentage of total loans (Risk Index)(7)	2.7%	3.0%	3.6%	3.8%	4.6%
Past due loans as a percentage of total loans(8)	0.5%	0.6%	0.8%	1.4%	1.3%
Other Data
Inflation rate	2.7%	2.3%	2.6%	3.0%	3.0%
Revaluation (devaluation) rate (Ch$/US$) (foreign exchange rate)	(5.7)%	(8.3)%	13.1%	7.8%	(5.1)%
Number of employees	9,659	9,492	9,179	8,987	8,364
Number of branches and offices	398	375	363	321	294

(1)	Net interest margin is defined as net interest income divided by average interest-earning assets.
(2)	Return on average total assets is defined as net income divided by average total assets.
(3)	Return on average equity is defined as net income divided by average shareholders’ equity.
(4)	Efficiency ratio (consolidated) is defined as total operating expenses as a percentage of operating income consisting of aggregate of net interest income, net service fee income, net gains from make-to-market and trading exchange differences (net) and other operating income (net).
(5)	Dividend payout ratio represents dividends divided by net income paid in each period.
(6)	Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue. Total loans in 2018, 2019, and 2020 corresponds to loans at amortized cost. Our loan portfolio classified as stage 3, under IFRS 9, was Ch$1,325,218 million as of December 31, 2020, Ch$1,237,205 million in 2019 and Ch$884,977 million in 2018 with an ECL coverage of 40.0% as of December 31, 2020, 34.9% in 2019 and 39.7% in 2018.
(7)	Allowance for loan losses as of December 31, 2018, 2019 and 2020 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39.
(8)	Past due loans include all installments and lines of credit more than 90 days overdue and does not include the aggregate principal amount of such loans.

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

In 2020, our aggregate gross loan portfolio decreased by 2.2% due to negative factors in the business environment, particularly worse economic conditions due to COVID-19 pandemic in the countries where we operate. In 2020, our loan growth composition was different from previous years and from our expectations. However, consistent with our strategy, we increased the share of mortgage and consumer loans in our portfolio from 33.2% to 34.5% while ceding some ground in commercial loans, especially in our wholesale business, where we are focusing on improving returns. This trend is a key indicator that we are making progress towards balancing our loan portfolio. Our business strategy is to grow profitably while increasing our loan portfolio size. Through the further expansion of our loan portfolio in retail segments, we are seeking to decrease our corporate segment concentration and, as a result, balance our loan portfolio and strengthen our retail operation (particularly in the consumer segment), which may expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

As of December 31, 2020, commercial loans represented 65.5% of our total loan portfolio, a decrease when compared to the same period in 2019. As of December 31, 2020, mortgage loans represented 23.5% of our total loan portfolio compared to 21.1% as of December 31, 2019 and consumer loans represented 11.0% of our total loan portfolio compared to 12.1% as of December 31, 2019.

The consumer loans portfolio represents the single highest level of risk in our loan portfolio. As of December 31, 2020, the risk index (ratio of allowance for loans losses over total loans) of the consumer segment was 8.9% while other business units of our loan portfolio, such as mortgage loans and commercial loans, had lower risk indexes of 1.4% and 5.0% respectively.

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

As of December 31, 2020, our allowance for loan losses was Ch$1,041.9 billion (excluding allowances for loan losses on loans and receivable to banks) and the risk index (or allowances for loan losses to total loans) was 4.6%. The amount of allowance for loan losses is based on our current assessment and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among others, our customers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chilean and Colombian economies, government macroeconomic policies, interest rates and the legal and regulatory environment. Many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses require recalibration, which may lead to increased provision for loan losses. If our assessment of, and expectations concerning, the above mentioned factors differ from actual developments, if the quality of our loan portfolio deteriorates or if the future actual losses exceed our estimates, our provisions may not be adequate to cover actual losses and we may need to make additional reserves, which may materially and adversely affect our results of operations and financial condition.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

As of December 31, 2020, our non-performing loans were Ch$503,882 million, which resulted in a non-performing to total loans ratio of 2.2% as of December 31, 2020. Further, our loan portfolio classified as stage 3, under IFRS 9, was Ch$1,325,218 million with an expected credit loss (“ECL”) coverage of 40.0% as of December 31, 2020. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency; for instance, the ongoing COVID-19 pandemic may affect our ability to accurately assess the creditworthiness of borrowers. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting the Chilean or Colombian economies. If such deterioration were to occur, it could materially and adversely affect our financial conditions and results of operations.

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

See “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information” in this Annual Report for additional information regarding events in which a higher effective net equity and/or a higher basic capital may be required and detail on certain regulations that were issued by the CMF during 2020, which may impose additional capital and reserve requirements.

Due to the Merger and considering that the market participation of the merged bank was higher than 15% and below 20%, the CMF considered the Bank to have a material market share and therefore imposed a larger regulatory minimum capital of 10% on the Bank instead of the previous 8%. For the purposes of maintaining a high solvency classification from the CMF and continued compliance with the CMF's capital requirements on us, our intention is to have the highest classification from the CMF. As of December 31, 2020, our regulatory capital to risk weighted assets ratio was 13.6% according to the rules issued by the CMF, under the Basel I capital requirements standards in Chile. See "Item 4-Information on the Company-B. Business Overview- Capital Adequacy Requirements" for more information on capital adequacy requirements in Chile.

Additionally, Colombian financial institutions are subject to capital adequacy requirements that are based on applicable Basel Committee standards. Current regulations establish four categories of assets, which are each assigned different risk weights, and require that a credit institution’s solvency ratio (as defined below) be at least 9% of that institution’s total risk-weighted assets, and that its basic solvency ratio be at least 4.5% of that institution’s total risk-weighted assets. Technical Capital for the purposes of the Colombian regulations consists of the sum of tier one capital (ordinary basic capital), additional tier one capital (additional basic capital) and tier two capital (additional capital). As of December 31, 2020, the consolidated ratio for our Colombian operations (calculated according to the Colombian Financial Superintendency definitions for “Total Solvency” (Solvencia Total)) was 13.4%. See “Item 4. Information on the Company—B. Business Overview— Capital Adequacy Requirements” for more information on capital adequacy requirements in Colombia.

Furthermore, the Colombian government issued Decree No. 1477 of 2018 and Decree No. 1421 of 2019, which provide for complementary ratio mechanisms such as (i) an additional primary solvency ratio (Relación de Solvencia Básica Adicional), (ii) a leverage ratio (Relación de Apalancamiento) and (iii) buffers (Colchones). These new complementary ratio mechanisms have been implemented to adopt the recommendations set forth by Basel III. Financial institutions have been required to comply with Decree No. 1477 of 2018 since February 6, 2020 and with Decree No. 1421 of 2019 since January 1, 2021. However, with respect to the matters regarding the additional primary solvency ratio and the buffers included in Decree No. 1421 of 2019, a gradual four-year implementation schedule is being followed, starting on January 1, 2021. See “Item 4. Information on the Company—Colombian Banking Regulation and Supervision – Capital Adequacy Requirements Amendment.”

Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

●	the increase of risk-weighted assets as a result of the expansion of our business;
●	the failure to increase our capital correspondingly;
●	losses resulting from a deterioration in our asset quality;
●	declines in the value of our financial instruments at fair value through other comprehensive income;

●	increases in goodwill and minority interest deductions from capital;
●	mergers and acquisitions;
●	changes in accounting rules;
●	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in the countries we operate; and
●	fluctuations in exchange rates that could impact our loan portfolio, valuation adjustments due to the translation effects in equity or hedging strategies.

Although we have historically complied with our capital adequacy obligations in the jurisdictions where we operate, there can be no assurance that we will continue to do so in the future. We may be required to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required levels. Our ability to raise additional capital may be limited by numerous factors, including: our future financial condition, results of operations and cash flows; any necessary government regulatory approvals; our credit ratings; general market conditions for capital raising activities by commercial banks and other financial institutions; and domestic and international economic, political and other conditions. If we require additional capital in the future, we cannot assure you that we will be able to obtain such capital on favorable terms, in a timely manner or at all. For information on actions we are considering to address our capital adequacy ratios going forward, see “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital”.

Furthermore, if we fail to meet the capital adequacy requirements, we may be required to take corrective actions or be subject to sanctions in the jurisdictions where we operate. These measures or sanctions could materially and adversely affect our business reputation, financial condition and results of operations.

In 2015, the CMF and the Central Bank published new liquidity standards and ratios to be implemented and calculated by all banks. The first stage of these new liquidity requirements, which is currently being implemented, is intended to improve the information—in quantity and quality—about the actual situation of banks without imposing specific limits, except liquidity mismatches for 30-day and 90-day periods, for which thresholds with respect to banks’ capital, are already in place. As of December 31, 2020, the liquidity coverage ratio (LCR) for our Chilean operations was 195%. Since we have no certainty regarding the limits to be imposed by the regulator to the banking industry and Itaú Corpbanca in particular, we cannot assure you that new liquidity requirements will not have a material impact on our financial condition or results of operations in the future. See “Item 4—Information on the Company—B. Business Overview— Reserve Requirements” for more information on liquidity requirements in Chile.

Liquidity adequacy requirements for Colombian financial institutions (as set forth in Resolución Externa No. 5 de 2008, as amended, issued by the board of directors of the Central Bank of Colombia) include 11% on demand and savings deposits, with the exception of time certificates of deposit under 18 months, in which case the percentage is 4.5% or 0% when they exceed that term. As of December 31, 2020, the LCR for our Colombian operations (calculated according to the Colombian Financial Superintendency) was 268.6% (127% under our internal models based on Basel III standards). Although we have historically complied with our required liquidity ratios, there can be no assurance that we will continue to do so in the future. See “Item 4—Information on the Company—B. Business Overview— Reserve Requirements” for more information on liquidity requirements in Colombia.

We are dependent on key personnel.

Our development, operation and growth depend significantly upon the efforts and experience of our board of directors, senior management and other key executives. The loss of key personnel for any reason, including retirement or our inability to timely attract and retain qualified management personnel to replace them, could have a material adverse effect on our business, financial condition and results of operations.

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

Further, the ongoing COVID-19 pandemic added a new source of uncertainty to global economic activity. Authorities around the world have taken measures aimed at containing the spread of the disease, and related restrictions will likely remain in place, continuing to depress activity, until the COVID-19 pandemic is controlled. The materialization of these risks has affected global growth and may continue to decrease the investors’ interest in assets in Chile, Colombia and other countries in which we do business, which has already impacted the market price of our securities and may continue to do so, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

Our results of operations are affected by interest rate volatility and inflation rate volatility.

Our results of operations depend to a great extent on our net interest income. In 2018, 2019 and 2020, our ratio of net interest income to total operating income before provision for loan losses was 70.7%, 69.8% and 78.1%, respectively. Changes in market interest rates in Chile or Colombia could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities leading to a reduction in our net interest income. Interest rates are highly sensitive to many factors beyond our control, including the monetary policies of the Central Bank of Chile and the Central Bank of Colombia, changes in regulation of the financial sector in Chile and Colombia, domestic and international economic and political conditions and other factors. Yields on the Chilean government’s 90 day benchmark rate reached a high of 2.9% and a low of 2.5% in 2018, a high of 3.0% and a low of 1.8% in 2019 and a high of 1.8% and a low of 0.5% in 2020. On the other hand, the Colombian government does not issue short-term bonds of 30, 60 or 90 days as the Chilean government does. Instead, every month the board of directors of the Central Bank of Colombia determines the benchmark rate in order to achieve a specific goal of inflation. Yields on the Colombian benchmark rate reached a high of 4.8% and a low of 4.3% in 2018, was flat at 4.3% in 2019 and a high of 4.25% and a low of 1.75% in 2020. As of December 31, 2018, we had Ch$0 in financial investments at fair value through other comprehensive income and as of December 31, 2019 and 2020, we had Ch$3,599 million and Ch$3,971 million, respectively, in financial instruments at fair value through other comprehensive income. In the current global economic climate, there is a greater degree of uncertainty and unpredictability in the policy decisions and the setting of interest rates by the Central Bank of Chile and the Central Bank of Colombia and, as a result, any volatility in interest rates could adversely affect us, including our future financial performance and the market value of our securities. In addition, inflation rate volatility could adversely affect our net interest income due to fluctuations in the gap between assets and liabilities that are indexed to the UF.

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

We are subject to concentration risk.

Concentration risk is the risk associated with potentially high financial losses triggered by significant exposure to a particular component of risk, whether it be related to a particular counterparty, industry, geographic region, mitigating instruments, index or currency. Examples of such risks include significant exposure to a single counterparty, to counterparties operating in the same economic sector or geographical region, to businesses segments or credit products, or to financial instruments that depend on the same index or currency.

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

Time deposits and other term deposits are our primary sources of funding, which represented 32.7% of our liabilities as of December 31, 2020. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our business, results of operations and financial condition may be materially and adversely affected.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

Economic policies and any future changes in the value of the Chilean peso or the Colombian peso against the U.S. dollar could affect the dollar value of our securities, since the equity value of Itaú Corpbanca is hedged against our base currency Chilean peso. The Chilean peso and the Colombian peso have been subject to significant fluctuations in their value against the U.S. dollar in the past and could be subject to similar fluctuations in the future. As of December 31, 2018, the Chilean peso depreciated against the U.S. dollar by 13.1% and the Colombian peso depreciated against the U.S. dollar by 8.8%, each as compared to December 31, 2017. As of December 31, 2019, the Chilean peso depreciated against the U.S. dollar by 7.8% and the Colombian peso depreciated against the U.S. dollar by 0.9%, each as compared to December 31, 2018. As of December 31, 2020, the Chilean peso appreciated against the U.S. dollar by 5.1% and the Colombian peso depreciated against the U.S. dollar by 6.3%, each as compared to December 31, 2019.

Our results of operations may be affected by fluctuations in exchange rates between and among the Chilean peso, the Colombian peso and the U.S. dollar despite our internal policy and Chilean and Colombian regulations relating to the general avoidance of material exchange rate gaps. As of December 31, 2018, 2019 and 2020, the gap between foreign currency denominated assets and foreign currency denominated liabilities, excluding derivatives, was Ch$720,224 million, Ch$974,361million and Ch$1,725,528 million, respectively.

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

Further, as a result of the ongoing COVID-19 pandemic, we have rapidly increased the number of employees working remotely. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

Chile’s continuous political, legal and economic uncertainty arising from social unrest could adversely impact our business.

In October 2019, a series of extreme disruptive protests over economic inequality in Chile were initially sparked by the announcement of a 4% subway fare increase in Santiago. Important political and social actors claim that the social unrest reflects the desire of a new social contract. Chile’s current constitution dates to August 11, 1980 and has been subject to several amendments. The most relevant amendment was published in the Chilean Official Gazette on September 22, 2005. On November 15, 2019, the majority of the local political parties agreed on a new constitutional process, which was initiated by a referendum held on October 25, 2020. As a result of this political agreement, Law No. 21,200 and Law No. 21,221 were enacted. See “Item 4—Information on the Company—B. Business Overview— Recent Regulatory Developments in Chile— Referendum to Amend the Chilean Constitution.” As a consequence of the social unrest and the political agreement to vote on a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. Depreciation of the peso prompted the Central Bank to inject liquidity into the economy in U.S. dollars. The share prices and bond spreads of local banks, including ours, suffered significant declines in the market as social protests continued in the country. In addition, many banks and other financial institutions experienced physical damages at their branches and ATMs a result of violence and vandalism associated with the protests. Although most of our damages are insured, 72 of the Bank’s branches and some of our ATM machines suffered varying levels of damage during this period due to vandalism and pillaging, with five of such branches being destroyed.

While news of the referendum calmed markets and unrest levels have improved since then, if social unrest in Chile continues or worsens, particularly in light of the COVID-19 pandemic, it could have a negative impact on economic growth and the business environment in Chile overall, which could in turn have an adverse effect on our business and prospects.

A worsening of labor relations in Chile or Colombia could impact our business.

As of December 31, 2020, on a consolidated basis we had 5,220 employees in Chile (not including 32 at our New York Branch), of which 64.4% were unionized, and 3,058 employees in Colombia, of which 43.0% were unionized. We are parties to collective bargaining agreements with unions representing our employees in Chile and Colombia. Itaú Corpbanca’s current labor agreements with five unions in Chile were subscribed in January 2020, in March 2020 and in September 2020 and expire in December 2022, March 2023 and August 2023, respectively. Itaú Corpbanca Colombia’s current labor agreement with 23 unions in Colombia was subscribed on September 1, 2019 and will expire on August 31, 2021. We generally apply the relevant terms of our collective bargaining agreement to unionized and non-unionized employees in each of the markets in which we operate. We have traditionally enjoyed good relations with our employees and their unions. However, we may not be able to renew our collective bargaining agreements on satisfactory terms or at all. This could result in strikes or work stoppages, which could result in substantial losses. The terms of existing or renewed agreements could also significantly increase our costs or negatively affect us. Also, a strengthening of cross-industry labor movements may result in increased employee or labor costs that could materially and adversely affect our business, financial condition or results of operations.

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

In a recent case (Decisión 00716, 2019), the State of Council of Colombia stated that temporary employees (known as those employees from staffing companies who render temporary services for user companies) can become unionized and benefit from collective bargaining agreements entered into between user companies to which employees render their services and industry unions. In the ruling, the State of Counsel also stated that the lack of a direct employment relationship between the temporary employees and their user companies should not be an obstacle to the unionization of temporary employees in industry unions. In addition, Article 471 of the Colombian Labor Code provides that when a collective bargaining agreement is part of the union whose unionized employees exceed one third of the total employees of a company, the benefits and rules of such collective bargaining agreement will be extended to all employees of such company, regardless of unionization status. The new ability of temporary employees to unionize as well as the effects of Article 471 of the Colombian Labor Code could impact our business given that it will increase costs.

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

We are subject to regulation in the markets in which we operate, including by the CMF and by the Central Bank of Chile in Chile, and by the Central Bank of Colombia (Banco de la República), the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público), the Colombian Financial Superintendency (Superintendencia Financiera de Colombia), the Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), or SIC, and the Self-Regulatory Organization (Autorregulador del Mercado de Valores-AMV, or the SRO) in Colombia.

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

In Chile, new regulations have been enacted in the past years which have, among others things, (a) increased the limit on the amount that a bank is allowed to grant as an unsecured loan to a single individual or entity (currently set at 10% of its regulatory capital and up to 30% of its regulatory capital if any loans granted in excess of the 10% are secured by certain collateral, for persons non-related to the bank and at 5% or 25% if loans in excess of 5% are secured by certain collateral, for certain groups of persons related to the bank), (b) allowed marketing and promotion activities of credit products and services by non-Chilean banks with representative offices in Chile, (c) strengthened consumers’ rights in connection with financial products and services; and (d) lowered the maximum legal interest rate that can be imposed in general loans valued at over UF200. These amendments have affected the Chilean banking industry in several ways including by increasing competition, increasing the risks associated with the growth of loan portfolios, providing additional scrutiny regarding prices and contracts for financial products and have caused a loss of flexibility in the determination of price and product distribution strategies in the retail banking unit.

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

In addition, Decree 1234 of 2020 sets out a mechanism of procedures, plans, conditions, and requirements to enable testing of innovative technological developments in the activities of the entities supervised by the Colombian Financial Superintendency. The innovative technological developments permitted under Decree 1234 must have one of the following purposes: increasing efficiency in the provision of services or offering of financial products; solving a problem for financial consumers; facilitating financial inclusion; improving regulatory compliance; and developing financial markets or improving their competitiveness. In January 2021, the Colombian Financial Superintendency reported that as of March 2021, nine alliances will be able to test operations in deposit products on behalf of cryptoactive platforms in the sandbox implemented by the Colombian regulator. This alliance will have a trial year during which participants can develop their activities.

In Colombia, the Ministry of Finance and Public Credit, the Colombian Central Bank, the Colombian Financial Superintendency and the entities that make up the regulatory financial network have adopted different measures aimed at protecting the stability of the financial system and the proper functioning of the markets, promoting access to liquidity and adequate management of the risks related to the COVID-19 pandemic, and especially protecting financial consumers in this context. One of these measures was Decree 817 of 2020, which took extraordinary measures to allow joint-stock companies (sociedad por acciones simplificada) to issue debt securities and trade them on stock exchanges for a two-year term. Also, in March 2020, the Colombian Financial Superintendency created the Debtor Support Program (“PAD”), which consists of a set of complementary measures for the support of debtors in the new economic reality, which focus on combining prudent guidelines and attention to the needs of financial consumers. The following were the key proposals by the Colombian Financial Superintendency in connection with the PAD: (i) credit institutions should apply targeted and structural measures to support debtors who are economically affected by the COVID-19 pandemic, in accordance with analyses to be carried out by financial entities taking into account the new economic reality of the debtor; (ii) creation of special measures for origination and rating by risk level for micro, small, medium and other companies that were or will be in reorganization processes; (iii) implementation of the PAD by financial institutions for debtors whose income or ability to pay were affected as a result of the COVID-19 pandemic, including the following measures: (1) reduction of interest payments; (2) restrictions on increases in interest rates and (3) new grace periods without the possibility of interest capitalization and without charging interest for other concepts that are deferred such as insurance fees. At the beginning of the COVID-19 pandemic, the PAD was intended to be in force until December 31, 2020, but in December 2020, the Colombian Financial Superintendency announced that the PAD would be extended until June 30, 2021.

Pursuant to the objective of the Colombian government in adopting the recommendations set forth by Basel III, the Colombian Ministry of Finance and Public Credit issued Decree No. 1477 of 2018 and Decree No. 1421 of 2019, which provide for complementary ratio mechanisms such as (i) an additional primary solvency ratio (Relación de Solvencia Básica Adicional), (ii) a leverage ratio (Relación de Apalancamiento), and (iii) buffers (Colchones). Financial institutions shall comply with Decree No. 1477 of 2018, no later than February 6, 2020 and with Decree 1421 of 2019 no later than January 1, 2021, except on the matters regarding the additional primary solvency ratio and the buffers, which will have a gradual implementation for a four year term, starting after January 1, 2021. However, due to the COVID-19 pandemic, the Basel Committee announced on March 27, 2020 a series of measures aimed at providing additional operational capacity to enable financial entities and their supervisors to respond proactively to the impact that the COVID-19 pandemic has had on the global financial system. Among the measures designed are the following: (i) delaying the final implementation date of certain new Basel III regulations; and (ii) allowing financial institutions to adopt a new market risk framework and make clearer disclosures about their solvency ratios and leverage ratios. Therefore, in March 2020, the Colombian Financial Superintendency issued an external circular (Circular 009, 2020) which (i) postponed sending resolution plans related to the implementation of international standards for different financial entities until April 2021 and (ii) suspended the requirement that entities carry out technical appraisals of suitable guarantees in the terms of the Circular Básica Contable y Financiera for 120 calendar days beginning March 17, 2020. The measures adopted by the Basel Committee allow financial entities to allocate resources that were aimed at strengthening their solvency to respond to the adverse impact that COVID-19 pandemic has had on global financial markets. The measures allow banks to have greater liquidity in order to promote financing to companies and households. Finally, through the measures implemented by the Basel Committee, supervisors will free up credit capacity by reducing the capital reserve that are required for banks in scenarios in which losses on loans must be covered. See “Item 4. Colombian Banking Regulation and Supervision – Capital Adequacy Requirements Amendment.”

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

On October 19, 2017, the former SBIF filed a complaint against Itaú Corpbanca regarding the same alleged violations, giving rise to a new administrative procedure. On November 14, 2017, Itaú Corpbanca filed a special constitutional rights action (Acción de Protección) before the Santiago Court of Appeals that was declared inadmissible. This ruling was confirmed by the Supreme Court. On November 22, 2017, Itaú Corpbanca filed a defense arguing that it acted in full compliance with applicable law. Pursuant to resolution No. 101, dated January 4, 2019, the former SBIF partially accepted the defenses of Itaú Corpbanca, imposing a fine for one of the three charges originally formulated. The total amount of the fine imposed was Ch$5,985,328,978. In an extraordinary meeting on January 14, 2019, Itaú Corpbanca’s board of directors analyzed the grounds and consequences of resolution No. 101, including potential courses of action, and reaffirmed the conviction that Itaú Corpbanca has acted in compliance with applicable law. Notwithstanding the foregoing, Itaú Corpbanca decided not to file any appeals against the former SBIF’s resolution and paid the Ch$5,985,328,978 fine imposed.

On August 22, 2019, the CMF Investigation Unit pressed administrative charges against Itaú Corpbanca in relation to the past tenure of Mr. Héctor Valdés as member of our board. Mr. Valdés left our board of directors in August 2016. The bill of charges comprises three different allegations. First, that Itaú Chile breached Section 84 No. 4 of the Chilean General Banking Act by lending UF45,000 (Ch$1,273.9 million or US$1.70 million as of December 31, 2019) to Inmobiliaria Zurich Tres S.A. (“Zurich Tres”). Section 84 No. 4 of the Chilean General Banking Act prohibits granting loans to directors, relatives, and entities in which directors hold an interest. At the time of the loan (June 2015), Mr. Valdés was a director of Itaú Chile and held a non-controlling, indirect stake (11.04%) in Zurich Tres. Second, that after the merger between Itaú Chile and Corpbanca, Itaú Corpbanca breached Section 84 No. 4 of the Chilean General Banking Act by failing to adjust Mr. Valdés’s financial situation before allowing his appointment as director in April 2016. According to the CMF’s investigation unit, the adjustment of Mr. Valdés’s financial situation would have required the full payment of Zurich Tres’s outstanding debt at the time (UF116,187 (Ch$3,289.2 million or US$4.4 million as of December 31, 2019)). And lastly, that Itaú Corpbanca breached Section 50 bis of the Chilean Corporations Act, by allowing the appointment of Mr. Valdés as an independent director when he must have been disqualified for such position. According to the CMF Investigation Unit, Mr. Valdés was not independent. The grounds for lack of independence were: (a) the indirect financial relationship with the bank through Zurich Tres, (b) the former tenure as director of Itaú Chile within the 18 months prior to his appointment as independent director of Itaú Corpbanca, and (c) the former tenure as an advisor of Corpbanca’s board within the 18 months prior to his appointment as independent director of Itaú Corpbanca.

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

On January 9, 2020 the CMF Council held a final hearing on the case. On March 25, 2020, the CMF Council dismissed all charges pressed against Itaú Corpbanca, ruling that (a) the loans granted to Zurich Tres were indeed covered by the regulatory exemption (CMF’s RAN 12-12) and thus did not infringe the General Banking Act and that (b) only a director (and not the corporation) could be liable for applying to an independent seat at a board without meeting the independence criteria set forth in Section 50 bis of the Corporations Act. There has been no further development in this case of Itau Corpbanca since March 2020. As of this date, the dismissal by the CMF counsel is final.

Over the last three years the Colombian Financial Superintendency opened several examination processes of the activities of financial institutions, which resulted in the imposition of over 56 sanctions and fines. Deficiencies in the implementation of Risk Management System for Money Laundering and Terrorism Financing (“SARLAFT”) parameters and the performance of unauthorized financial activities were the most common reasons for the opening of these examination processes during these years.

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

We invest in debt securities issued by the Chilean and Colombian governments, the Central Bank of Chile and the Chilean Ministry of Finance that, for the most part, are short-term and highly liquid instruments. As of December 31, 2020, 8.9% of our total assets comprised securities issued by the Chilean government and 0.6% of our total assets comprised securities issued by foreign governments, mostly by the Colombian government. If the Chilean or Colombian governments default on the timely payment of such securities, our business, financial condition and results of operations may be adversely affected.

A downgrade of Itaú Corpbanca’s counterparty credit rating by international or domestic credit rating agencies could materially and adversely affect our debt credit rating for domestic and international debt, our business, our future financial performance, shareholders’ equity and the value of our securities.

Following the consummation of the Merger, Standard & Poor’s (S&P) and Moody’s upgraded our long and short term ratings to 'BBB+/A-2' and 'A3/Prime-2', respectively. However, on March 25, 2021 S&P lowered our ratings to 'BBB' following the sovereign action of March 24, 2021 when Chile was downgraded to 'A' reflecting the marked erosion of its public finances to a structurally weaker level amid countercyclical policies taken to cushion the harsh economic and social impact of the global pandemic and recession, and therefore diminishing the likelihood of extraordinary government support to banks. The outlook on our ratings is 'negative', incorporating the deterioration stemming from the COVID-19 pandemic and other internal events. On April 3, 2020, Moody’s affirmed the aforementioned ratings but revised our rating outlook to 'negative' from 'stable', reflecting the risk of prolonged adverse economic conditions due to COVID-19 and social unrest, which could translate into consistently heightened economic and credit risks for financial institutions operating in Chile.

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

We are exposed to the risk of natural disasters such as earthquakes or tsunamis as well as floods, mudslides and volcanic eruptions in the regions where we operate. We also recognize that natural disasters could be amplified by the effects of climate change. In the event of a natural disaster, unanticipated problems with our disaster recovery systems could have a material adverse impact on our ability to conduct business in the affected region, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. In addition, if a significant number of our local employees and managers were unavailable in the event of a disaster, our ability to effectively conduct business could be severely compromised. A natural disaster, such as the earthquake and tsunami that affected Chile in 2010, could damage some of our branches and automated teller machines, or ATMs, forcing us to close damaged facilities or locations, increased recovery costs as well as cause economic harm to our clients. A natural disaster or multiple catastrophic events could have a material adverse effect on local businesses in the affected region and could result in substantial volatility or adverse harm in our business, financial condition and results of operations for any fiscal quarter or year. Furthermore, we are exposed to terrorist events resulting in physical damage to our buildings (including our headquarters, offices, branches and ATMs) and/or injury to customers, employees and others. Although we maintain comprehensive contingency plans and security procedures, there can be no assurance that terrorist events will not occur and that their occurrence will not have a material adverse impact on our business and results of operations for any fiscal quarter or year.

Climate change may have adverse effects on our business.

The risks associated with climate change are gaining increasing social, regulatory, economic and political relevance, both nationally and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incur financial costs resulting from: (i) the physical risk of climate change and (ii) the risk of transition to a low carbon economy.

The physical risks of climate change are related to the gradual increase in the average temperature of the planet and to the increase in the intensity and frequency of extreme weather events. Despite uncertainties with regard to the intensity and location of these events, their impact on the economy is expected to be more acute in the future. The potential impact on the economy includes, but is not limited to, significant changes in asset prices and industry profitability. Damage to borrowers' properties and operations may impair asset values and credit quality of customers, leading to more non-performing loans, write-offs and impairment charges in our portfolios. In addition, our facilities may also suffer physical damage due to weather events, leading to increased costs for us.

As the economy transitions to a low-carbon one, financial institutions may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities we undertake, as well as the risks associated with our lending portfolios, and the value of our financial assets. As concerns about climate change increase and societal preferences change, we may face greater scrutiny for the type of business we conduct, adverse media coverage and reputational damage, which may in turn impact customer demand for our products, returns on certain business activities and the value of certain assets and trading positions, leading to impairment charges. The impacts of climate change may also increase losses for sensitive sectors, as a result of the effects of both physical and transition risks, causing loss of profitability for companies exposed to these risks and impairing their ability to repay any loans. Possible carbon pricing can affect companies' costs and compromise their ability to generate cash flows. Any subsequent increase in defaults and rising unemployment could create recessionary pressures, which may lead to an increased deterioration in the creditworthiness of our clients, higher expected credit loss, and increased charge-offs and defaults among wholesale and retail customers. If we do not adequately embed risks associated with climate change into our risk framework to appropriately assess, manage and disclose the various financial and operational risks we face as a result of climate change, or fail to adapt our strategy and business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on our business growth rate, competitiveness, profitability, capital requirements, cost of funding, and financial condition.

Other businesses controlled by Itaú Unibanco may face difficulties from a business or reputational standpoint and affect us.

We are currently controlled by Itaú Unibanco, which as of March 31, 2021 had a 39.22% beneficial ownership stake in us. Since we are part of a larger conglomerate of companies owned by Itaú Unibanco, if other businesses controlled by Itaú Unibanco face difficulties from a business or reputational standpoint, we may suffer adverse consequences. If we were to be associated with these events, our reputation could be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

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

A significant portion of our income, expenses and liabilities is directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies. In addition, various interbank offered rates which are deemed to be “benchmarks” (the “IBORs”, including LIBOR and EURIBOR) are the subject of increased regulatory scrutiny. Some of these reforms are already effective while others are yet to be implemented, including the majority of the provisions of the EU Benchmark Regulation (Regulation (EU) 2016/1011) as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

In particular, the U.K. Financial Conduct Authority (“FCA”) announced that the FCA will no longer oblige banks to contribute to the calculation of LIBOR after the end of 2021. In addition, on March 5, 2021, the FCA confirmed that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of all sterling, euro, Swiss franc, Japanese yen, and the 1-week and 2-month US dollar settings, or immediately after June 30, 2023, in the case of the remaining US dollar settings. These announcements indicate that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021.

The cessation of LIBOR for various currencies at the end of 2021 (and in 2023 for certain tenors of USD LIBOR) will also result in replacement rates being used more widely, including in the instruments documenting certain of our financial obligations. For example, in the U.S., a group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, called the Alternative Reference Rate Committee (“ARRC”) and comprised of a diverse set of private sector entities, has identified the Secured Overnight Financing Rate (or “SOFR”) as its preferred alternative rate for the USD LIBOR and the Federal Reserve Bank of New York has begun publishing SOFR daily. Many banks in the U.S. have begun entering into transactions where interest is determined based on SOFR or plan to do so during the course of 2021, as recommended by ARRC and certain regulators. Additionally, many financial contracts, including some which govern our financial obligations, include replacement alternatives for LIBOR upon the cessation of LIBOR. It is possible that some U.S. lenders will elect to use alternative rates other than SOFR. Central banks in several other jurisdictions have also announced plans for publishing alternative reference rates for other currencies.

In addition, on November 29, 2017, the Bank of England and the FCA announced that, as of January 2018, its working group on Sterling risk free rates has been mandated with implementing a broad-based transition to the Sterling Overnight Index Average (“SONIA”) over the next four years across sterling bond, loan and derivative markets so that SONIA is established as the primary sterling interest rate benchmark by the end of 2021.

On September 21, 2017, the European Central Bank announced that it would be part of a new working group tasked with the identification and adoption of a “risk free overnight rate” which can serve as a basis for an alternative to current benchmarks used in a variety of financial instruments and contracts in the euro area. On September 13, 2018, the working group on Euro risk-free rates recommended the new Euro short-term rate (“€STR”) as the new risk-free rate for the euro area. The €STR was published for the first time on October 2, 2019. Although EURIBOR has been reformed in order to comply with the terms of the Benchmark Regulation, it remains uncertain as to how long it will continue in its current form, or whether it will be further reformed or replaced with €STR or an alternative benchmark.

This and other reforms may cause IBORs to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduce a number of risks for us, including legal risks arising from potential changes required to document new and existing transactions, financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates and hedging mismatches, pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments, operational risks arising from the potential requirement to adapt information technology systems, trade reporting infrastructure and operational processes, and commercial risks arising from the potential impact of communication with customers and engagement during the transition period. Accordingly, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

The Bank is working on a “transition program” from existing benchmark indices focused on the following stages:

a) Front book (new operations)

b) Discontinuation of new operations indexed in LIBOR

c) Curves and impacts on collateral

d) Back book, or LIBOR portfolio migration to risk-free rates.

As of December 31, 2020, the exposure of our financial assets and liabilities impacted by the LIBOR reform are presented below:

Financial Instruments based on Libor
	Exposure
	Assets	Liabilities
	MCh$	MCh$
Non-derivative financial instruments	1,632,335	1,107,483
Loans and accounts receivable from customers	1,632,335	—
Interbank borrowings	—	1,107,483
Financial derivative contracts (1) (2)	12,988,222	9,228,125
Totals	14,620,557	10,335,608

Our business strategy may not provide us the results we expect.

Our strategy and challenges are determined by management based on related assumptions, such as the future economic environment, and the regulatory, political and social scenarios in the regions in which we operate. These assumptions are subject to inaccuracies and risks that might not be identified or anticipated. Accordingly, the results and consequences arising from any possible inaccurate assumptions may compromise our capacity to fully or partially implement strategies, as well as to achieve the results and benefits expected therefrom, which might give rise to financial losses and reduce the value creation to our stockholders. For instance, as mentioned in “Item 4–Information on the Company–Strategy” below, we have developed and are implementing a transformation plan with five key pillars: client centricity, digital experience, simplification, talent development in an agile working model, and sustainable results. The implementation of our transformation plan will depend on, among other things: (1) our senior management’s focus in order to adequately mange our transformation and hiring additional personnel with specific training in the five key pillars, and (2) the incorporation of our pillars without disruption into our various business-specific operating procedures and systems, including our financial, accounting, information and other systems. To the extent we are not able to implement fully the items mentioned above, our transformation plan may not materialize as currently expected or could even be delayed indefinitely.

Additionally, factors beyond our control, such as, but not limited to, economic and market conditions, changes in laws and regulations, including regulations limiting fees or interest rates and fostering an increasingly competitive scenario, and other risk factors stated in this annual report may make it difficult or impossible to implement fully or partially our business model and also our achieving the results and benefits expected from our business plan.

Risks Relating to Chile, Colombia and Other Countries in Which We Operate

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

As a regulated financial institution, we are required to submit to the CMF unaudited consolidated and unconsolidated balance sheets and income statements on a monthly basis. These statements have to be prepared in accordance with the Compendium of Accounting Standards (Compendio de Normas Contables y Manual del Sistema de Información), or the “Compendium,” and the rules of the CMF. Certain exceptions introduced by the CMF prevent banks from achieving full convergence, for example loan loss provisions, assets received in lieu of payment among others. Also, the CMF is vested with the authority to issue specific orders to banks, including on accounting matters. In situations not addressed by the guidance issued by the CMF, institutions must follow IFRS. However, our consolidated financial statements as of and for the three years ended December 31, 2020 have been prepared in accordance with IFRS in order to comply with SEC requirements.

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

As of December 31, 2020, the aggregate exposure of AFPs to us was US$5,448 million or 2.5% of their total assets. If the exposure of any AFP to us exceeds the regulatory limits, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our business, financial condition and results of operations.

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

Given that the Bank’s average annual amount of gross revenues would be higher than UF75,000, we are subject to the partially-integrated tax regime (corporate tax of 27%). Under this system, when the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 40%, against which only a 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax, with the final tax burden being a maximum of 44.45%; provided that, the deduction available to shareholders resident in a country with which Chile maintains a tax treaty in force would be 100%, with the tax burden then remaining at 35%. See “Item 4—Information on the Company—B. Business Overview—Recent Regulatory Developments in Chile—Tax Reform.”

In addition, on December 29, 2016, the Colombian Government approved a tax reform under Law No. 1819 and subsequently, on December 18, 2018, Law No. 1943 came into force on January 1, 2019. See “Item 4—Information on the Company—B. Business Overview— Recent Regulatory Developments in Colombia — Tax Reform.” However, the Colombian Constitutional Court ruled that Law No. 1943 was partly unconstitutional. Law No. 1943 was thus replaced by Law No. 2010, which was enacted on December 27, 2019. Law 2010 was applicable for the 2020 fiscal year. On April 15, 2021, the Government presented to the Congress a new tax reform bill, but approval by Congress is expected to be challenging.

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

Any adverse revisions to Chile’s or Colombia’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, and, as a result, our cost of funding, including interest rates paid on our deposits and securities. On March 26, 2020, S&P revised Colombia’s rating outlook to negative from stable on increased risks to external liquidity, debt, and growth; foreign currency ratings were affirmed at 'BBB-/A-3' as well as local currency sovereign credit ratings at 'BBB/A-2'. In April 2020, Fitch downgraded Colombia to 'BBB-' maintaining a negative outlook due to the likely weakening of key fiscal metrics in the wake of the economic downturn caused by a combination of shocks stemming from the sharp fall in the oil price and efforts to combat COVID-19. Additionally, in December 2020, Moody’s revised its outlook from stable to negative. As of March 31, 2021, Colombia’s long-term debt denominated in foreign currency is rated 'BBB-' with a negative outlook by S&P, 'Baa2' by Moody’s, with a negative outlook, and 'BBB-' with a negative outlook by Fitch. Further, Colombia recorded a wide current account deficit in 2020, contributing to an increase in external indebtedness, which may create additional downward pressure on its credit rating. We cannot assure you that Colombia’s credit rating or rating outlook will not be further downgraded in the future.

In July 2018, Moody’s downgraded Chile’s ratings to 'A1' and in August 2020 changed the outlook to stable from negative. In October 2020, Fitch downgraded Chile’s rating to 'A-' and the outlook changed from negative to stable. On March 24, 2021, S&P lowered Chile long-term foreign currency rating to 'A' from 'A+' on weaker fiscal flexibility; Chile’s outlook is stable, indicating S&P expectation of continuity in key economic policies over the coming two to three years while the country elects new political leadership and writes a new constitution. Nonetheless, we cannot assure you that Chile’s credit rating or rating outlook will not be further downgraded in the future. If further adverse revisions to Chile’s or Colombia’s credit ratings or rating outlook were to occur, it could have a material adverse effect on our business, future financial performance, shareholders’ equity and the value of our securities.

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

Prior to the ongoing COVID-19 pandemic, the Chilean fiscal outlook had deteriorated in response to increased social spending following the social unrest in October 2019. This was worsened by the fiscal response implemented by the Chilean government to mitigate the impacts of COVID-19 (see Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Developments.), which will temporarily lead to larger deficits, debt issuances and use of rainy day funds. In this regard, if the Chilean government does not continue to pursue its fiscal consolidation plan, the Chilean peso would depreciate, causing an increase in inflation and interest rates and in turn a deceleration of economic growth, which could adversely affect our business, results of operations and financial condition.

Our growth and profitability depend on the level of economic activity in Chile, Colombia and other emerging markets.

Substantially all of our loans are to borrowers doing business in Chile or Colombia. Accordingly, the recoverability of these loans in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile and Colombia. The Chilean and Colombian economies have been influenced, to varying degrees, by economic conditions in other emerging market countries. Future developments in or adversely affecting the Chilean or Colombian economies and other emerging and developed markets such as those of our neighbor countries, including the negative impact of COVID-19 on these economies, and a deceleration in the economic growth of Asian or other developed nations to which Chile and Colombia export a majority of their respective goods, could materially and adversely affect our business, financial condition or results of operations. In this regard, with over one third of exports, of which approximately 75% is copper, sent to China, developments in the Chinese economy have relevant implications in the investment, growth and exchange valuation in Chile. Additionally, changes in the economic and political outlook in the United States, Europe and the members of Mercosur influence our growth prospects, with 13%, 13% and 6% of exports sent to these regions, respectively.

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

Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy and in turn could negatively impact our business and/or financial performance.

Colombia has experienced internal security issues, primarily due to the activities of paramilitary and guerrilla groups, such as the National Liberation Army (Ejército de Liberación Nacional or “ELN”), urban militias, former members of the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or “FARC”) and of drug cartels. These groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. Any breakdown in peace, renewed or continuing drug-related crime and guerilla and paramilitary activities may have a negative impact on the Colombian economy in the future. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including any peace negotiation with guerilla, paramilitary or other group, which may result in legislation that increases our tax burden, or that of other Colombian companies, which could, in turn, impact the overall economy.

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

Additionally, further deterioration in relations with Venezuela and Ecuador may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative impact on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition. Trade with Venezuela has constantly decreased; the share of total exports fell from over 10% in 2009  to less than 1% in 2020. The Venezuelan government has abruptly closed the Venezuelan border. There could be further closures of the border, which may result in further deterioration of trade relations with Venezuela and could have a negative impact in the Colombian economy, especially with respect to private consumption. Recently, diplomatic tension between the two governments has increased: Venezuela broke relations with Colombia after Colombia assisted the Venezuelan opposition’s efforts to bring humanitarian aid into Venezuela.

Colombia has recently faced an increase in migration from Venezuela. It is estimated that since 2015, approximately 1.73 million Venezuelans had entered Colombian territory with the intention to stay as of December 31, 2020. The unprecedented migration wave is putting strains on Colombia. Mass migration threatens to increase political instability and social conflict in Colombia. Additionally, mass migration of Venezuelans into Colombia has created tense diplomatic relations which will likely hinder regional cooperation in reaching a solution to the migration crisis. In a move to regulate and benefit from the migration, Colombia announced it will give temporary protective legal status (10 years) to Venezuelan migrants, potentially increasing the working-age population by 3%, and boost potential growth.

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

Furthermore, the Colombian government has the authority to establish and define criteria and formulas applicable to the calculation of banking fees and other charges and to establish caps on the banking fees, credit card fees, and other charges that we impose on our customers. The Colombian government has established a cap on the fees banks can charge on withdrawals from ATMs outside their own networks. Additionally, under Colombian regulation, other than in connection with mortgage loans, banks are prohibited from charging prepayment penalties or fees on loans, other than in mortgage loans, except when the outstanding amount of a loan is more than the equivalent of 880 monthly minimum wages, or SMMLV (approximately US$224,000). In other loans in which the outstanding amount is greater than 880 SMMLV, prepayment penalties or fees may be charged but only when expressly contemplated under the governing loan agreement. With respect to mortgage long-term loans granted in connection with the acquisition of homes, banks are prohibited from charging prepayment penalties. Further limits or regulations regarding banking fees, and uncertainties with respect thereto could have a negative effect on Itaú Corpbanca Colombia and our results of operations and financial condition.

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

Due to the adverse impact of the COVID-19 pandemic, the Colombian government issued several amendments to the Colombian insolvency regime aimed at mitigating the adverse effects of the COVID-19 pandemic on the economy. These amendments are expected to be in place until April 2022. Pursuant to these amendments (i) a company in Colombia can enter into an emergency negotiating proceeding or a business recovery proceeding created under Decree

560 of 2020 as non-judicial insolvency proceedings and (ii) Colombian companies subject to a reorganization proceeding in Colombia are permitted to obtain additional financing in order to continue performing their business activities within the ordinary course of business without the insolvency court’s prior authorization. This transitory regulation seeks to protect the company as a unit of economic productivity and a source of employment and is aimed at those companies that have been affected by the government’s declaration of a state of emergency in response to the COVID-19 pandemic and may further limit our monetary collection efforts at such companies.

Insolvency proceedings may adversely affect our foreclosure rights in respect to security registered as personal property.

Pursuant to Article 50 of Law No. 1676 of 2013, secured creditors in Colombia with collateral registered as personal property (i) may be allowed to foreclose the respective collateral owned by the debtor subject to a reorganization proceeding, provided that the assets under the security do not constitute essential assets for the economic activity of the debtors or such assets are at risk of being destroyed and the competent judge authorizes such foreclosure, and (ii) once the reorganization agreement is confirmed, each secured creditor may have priority over the other creditors that are part of the agreement. However, in accordance with recent judicial precedents, such rights will only be available to the secured creditors to the extent that the other assets of the debtor are sufficient to ensure the payment of the salary and benefits derived from the employment contracts as well as alimony, if any. Any inability to enforce our foreclosure rights under this Law could have a material adverse effect on our results of operations and financial condition.

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

Public health crises, or the public perception of the risks of public health crises, such as the ongoing COVID-19 pandemic, may negatively impact economic activity in Chile and in other countries in which we operate. Accordingly, our results of operations or financial condition may be adversely affected.

The outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China, as well as other countries, including the countries in which we operate, growing into a global pandemic, as declared by the World Health Organization. Since the outbreak began, countries have responded by taking various measures including imposing mass quarantines, restricting travel, limiting public gatherings, closing businesses and schools and suspending certain economic activities. Although in various countries some of the activity restrictions listed above have been relaxed with progressive success, in many geographies, the number of individuals diagnosed with COVID-19 has significantly increased, causing a freezing or even reversal of the relaxation of activity restrictions. Moreover, although multiple COVID-19 vaccines have received regulatory approval and currently are being distributed to certain at-risk populations, it is too early to know how quickly these vaccines can be distributed to the broader population and how effective they will be in mitigating the adverse social and economic effects of the COVID-19 pandemic. Further, variant strains of the COVID-19 virus have appeared, further complicating efforts of the medical community and governmental authorities in response to the COVID-19 pandemic.

In addition, concerns related to COVID-19 have lowered equity market valuations, decreased liquidity in fixed income markets and created significant volatility and disruption in global financial markets, resulting in increased volatility of stock prices (including the price of our stock), a trend which may continue. Also, there are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities that may have a destabilizing effect on financial markets and economic activity, including companies in the financial sector. Furthermore, any actions taken by governmental authorities and other third parties in response to the COVID pandemic may negatively impact our business, results of operations and financial condition. For example, a faster withdrawal of monetary stimulus in developed economies may affect emerging economies and thus affect our operations.

The first case of COVID-19 in Chile was detected on March 3, 2020. The Chilean national and subnational governments have since taken various measures in order to prepare for and safeguard the country from a mass contagion and to contain and control the spread of COVID-19. Measures include declaration of a state of emergency, partial or total lockdown for some regions, closure of public venues (including educational institutions) and mass events. Further government actions may be imposed as the COVID-19 pandemic continues to develop.

From a macroeconomic point of view, the overall impact of the COVID-19 pandemic in Chile is uncertain. The Chilean GDP shrunk 5.8% in 2020, compared to our estimate of a 1.2% increase prior to the onset of the COVID-19 pandemic. While the rollout of a swift inoculation program and elevated copper prices point to a notable recovery in 2021 (of 6.5%), resumption of widespread lockdown measures highlight the recovery uncertainty. Further economic stagnation, contraction and increased unemployment levels may affect our cost of funding, the recoverability and value of our assets and could result in higher past-due loans, given the deteriorated financial condition of our customers and, therefore, higher provisions for loans losses, resulting in lower net income.

The overall impact of the COVID pandemic in Colombia is also uncertain. While Colombia’s GDP increased by 1.1% year-over-year in the first quarter of 2020, as of December 31, 2020, it had decreased by 6.8% as compared to the prior year. While the Colombian government has taken various response measures, including the announcement of a fiscal package for 2020 totaling over COP 31 trillion (almost 3% of 2019 GDP), interest rate cuts by 250 basis points between March and December 2020, and introduction of a broad range of measures to increase liquidity, we cannot assure you that the period of economic stability that Colombia experienced prior to the COVID-19 pandemic will continue when the COVID-19 pandemic subsides, or that the growth the Colombian economy achieved over the past decade prior to the COVID-19 pandemic will continue in future periods.

The ongoing COVID-19 pandemic has also resulted in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates and credit spreads. Any shocks or unexpected movements in these market factors could result in financial losses associated with our trading portfolio or financial assets, which could deteriorate our financial condition. Furthermore, market concerns could translate into liquidity constraints and reduced access to funding in both the local and the international markets, negatively affecting our business.

As the ongoing COVID-19 pandemic continues to impact economic activity globally, we, our employees, contractors, suppliers, customers and other business partners may continue to be prevented from conducting certain business activities for an indefinite period of time. In addition, preventive measures — either imposed by governments or voluntarily adopted by companies — may lead to our customers being unable to transact business and meet their obligations with us. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which could have an adverse impact on our earnings. In order to prepare for the impacts of this environment, the Chilean financial authorities made various decisions in order to ensure liquidity within the Chilean financial system, such as consecutive reductions to the monetary policy affecting interest rates by the Central Bank. Any additional decisions towards accomplishing this end are also expected to affect our results of operations. Consequently, the COVID-19 pandemic may continue to have an adverse effect on our operations. Because there have been no comparable recent global pandemics that resulted in a similar global impact, we do not yet know the full extent of the COVID-19 pandemic’s effects on our business, operations, or the global economy as a whole. Any future development will be highly uncertain and cannot be predicted, including the scope and duration of the COVID-19 pandemic, the effectiveness of our remote working arrangements, third party providers’ ability to support our operations, and any further action taken by governmental authorities and other third parties in response to the COVID-19 pandemic. As the economic impact due to the COVID-19 pandemic continues we cannot provide any assurances as to how long it will be before the COVID-19 pandemic abates and economic activity can begin to resume to pre-COVID-19 pandemic levels.

For further information on measures adopted by the regulatory authorities in Chile to address the consequences of the ongoing COVID-19 pandemic on the Chilean financial system see “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

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

Itaú Unibanco is the sole controlling shareholder of Itaú Corpbanca. As of March 31, 2021 Itaú Unibanco beneficially owned 39.22% of our voting common shares. In addition, (i) Itaú Unibanco and (ii) Inversiones Gasa Limitada, CorpGroup Holding Inversiones Limitada, CorpGroup Banking S.A., Compañía Inmobiliaria y de Inversiones Saga SpA and CorpGroup Interhold SpA (together, “CorpGroup”) have signed a shareholders’ agreement to determine certain aspects related to corporate governance, dividend policy, transfer of shares, liquidity and other matters (the “Itaú CorpGroup Shareholders’ Agreement”). Itaú Unibanco and CorpGroup are in position to elect 11 of the 13 members of our board of directors. The Itaú CorpGroup Shareholders’ Agreement provides that the directors appointed by Itaú Unibanco and CorpGroup will vote, to the extent permitted by the law, in a block and in accordance with the recommendation of Itaú Unibanco, subject to certain exceptions. Accordingly, Itaú Unibanco is able to control the actions taken by the board of directors of Itaú Corpbanca on most matters, which could result in conflicts of interest.

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

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

We are a publicly traded company (sociedad anónima) organized under the laws of Chile and licensed by the CMF to operate as a commercial bank. Our legal name is Itaú Corpbanca, and our commercial name is Banco Itaú and/or Itaú. Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile. Our telephone number is 56 2 2660 8000 and our main websites are www.itau.cl and ir.itau.cl. Our agent in the United States is Itaú Corpbanca New York Branch, Attention: Joaquín Rojas Walbaum, located at 885 Third Avenue, 33rd Floor, New York, NY 10022. Information set forth on our website does not constitute a part of this Annual Report. Itaú Corpbanca is organized under the laws of Chile and its subsidiaries are organized under the laws of Chile and Colombia.

History

Itaú Corpbanca is the resulting entity from the merger of two leading banks in Chile: Corpbanca and Banco Itaú Chile. Corpbanca, the oldest private bank in Chile and the legal surviving entity, and Banco Itaú Chile, a fully owned-subsidiary of Itaú Unibanco, the largest private bank in Latin America and the sole controlling shareholder of Itaú Corpbanca since the merger on April 1, 2016.

The Bank’s history has been extensive and full of challenges. The Bank was incorporated as Banco de Concepción by Decree No. 180 of the Chilean Ministry of Finance on October 3, 1871, and legally began operations as a bank on October 16 of the same year. Over the next 150 years, the Bank went through a number of changes in control from private to government agency and back to private, and also through several mergers and acquisitions.

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

Becoming a large bank with a regional presence prompted our former controlling shareholder to enter, in early 2014, into a merger agreement with Itaú Unibanco and Banco Itaú Chile. On January 29, 2014, Corpbanca and Itaú Chile agreed to merge (the “Transaction Agreement”, or “Merger”). In June 2015, the Extraordinary Shareholders Meetings of Corpbanca and Banco Itaú Chile agreed to the Merger, which was approved by the Superintendency of Banks and Financial Institutions in September of the same year. On April 1, 2016 the Merger was consummated and Banco Itaú Chile was merged with and into Corpbanca, renaming the Bank as “Itaú Corpbanca”.

Immediately following the Merger, the corresponding subsidiaries of Banco Itaú Chile and Corpbanca continued to operate independently and their respective clients were served by their current executives. In January 2017, December 2017, and April 2018, respectively, each of our securities brokerages’ (Corredoras de Bolsa) subsidiaries, our asset managers’ (Administradoras Generales de Fondos) subsidiaries, and our insurance broker’s subsidiaries, were also merged, to consolidate each of those business into one single company for each of them.

As of December 31, 2020, the Bank is the fifth largest private bank in Chile with approximately 9.8% market share in the local credit market.

In this way, the stories of Banco Itaú Chile and Corpbanca were merged into a single one, with Corpbanca contributing a long and successful business trajectory which has had a clear goal: offering clients a service of excellence being faithful to what inspired its founders. On the other hand, Itaú Unibanco, with more than 90 years of history in Brazil, contributed all its experience as the largest private bank in Latin America and one of the largest banks in the world measured in market capitalization with a leading presence in the Brazilian market.

Our business model is the result of the combination of the local banks’ strengths and local knowledge, which will allow us to reach more clients, with an extended range of products and financial solutions.

By consolidating operations in Chile and Colombia, the new bank became one of Chile’s largest private financial institutions, ranking fifth in the Chilean banking industry with a market share by loans of 9.8% in Chile as of December 31, 2020. The Merger and combination of the strengths of both banks has translated into an expansion in the offer of products and services for our clients, with a large branch platform in Chile. Indeed, we operate 182 branch offices in Chile, one branch in New York, 110 branches in Colombia and one office in Panama.

As of March 31, 2021, Itaú Unibanco and CorpGroup beneficially own 39.22% and 27.16% of our outstanding common shares, respectively. Itaú Unibanco and CorpGroup also entered into the Itaú CorpGroup Shareholders’ Agreement. Upon the consummation of the Merger, as previously mentioned, Itaú Unibanco became the sole controlling shareholder of the merged bank. For a description of the Itaú CorpGroup Shareholders’ Agreement and the Transaction Agreement, see “Item 10. Additional Information—C. Material Contracts.”

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

The amendment to the Transaction Agreement included, among other aspects, the postponement of the date for Itaú Corpbanca to purchase the shares that CorpGroup holds in Itaú Corpbanca Colombia. The purchase of those shares of Itaú Corpbanca Colombia held by CorpGroup (currently representing 12.36% of shares outstanding), which was previously agreed to be carried out no later than January 29, 2017, was postponed until January 28, 2022, subject to receipt of the applicable regulatory approvals. The purchase price for the shares has not changed and will be US$3.5367 per share (US$330 million in total) plus (i) interest from (and including) August 4, 2015 until (but excluding) the payment date at an annual interest rate equal to Libor plus 2.7% minus (ii) the sum of (x) the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup since the date of the Transaction Agreement, plus (y) the accrued interest with respect to the amount of such dividends since the date of their payment until the payment date of the purchase price, at an annual interest rate equal to Libor plus 2.7%. The purchase of this additional interest, if and when consummated considering the required regulatory approvals, would have an adverse impact on our consolidated capital and profitability levels, particularly as (i) the acquisition price, which was set in 2014 and includes accrued interest since 2015, implies a price to book value ratio for this interest that is higher than current price to book value ratios for listed Colombian banks (ii) we now have to comply with more stringent Basel III capital requirements, which could lead to a downgrade in our credit ratings and have a material adverse effect on us. For information on actions we are considering to address our capital adequacy ratios going forward, see “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital”.

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

Capital Expenditures

The following table reflects our capital expenditures in the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020

	(in millions of Ch$)
Land and buildings	6,207	1,505	159
Computer systems and equipment	74,449	61,723	65,713
Furniture and fixtures	—	—	—
Vehicle	—	—	—
Other	2,296	2,488	1,803
Total	82,952	65,716	67,675

Total capital expenditures in 2020 of Ch$67,675 million consisted mainly of Ch$65,713 million in expenses relating to computer software and IT projects. For further details relating to these results and related divestitures, see Notes 1(m) and 14 of our consolidated financial statements included herein.

B. BUSINESS OVERVIEW

COMPETITIVE STRENGTHS

Our business model is based on the combination of local bank strengths and local knowledge. In the last five years, we believe we have emerged as a leading banking platform for future expansion in the Andean Region as a result of the following strengths:

i.   Larger Scale. As a result of the Merger, we have greater scale and resources to grow and compete more effectively, particularly in Chile where we have become the fifth largest private bank as measured by loans, with a 9.8% market share. Total consolidated loans of Itaú Corpbanca represents 24% of Itaú Unibanco’s consolidated loan portfolio.

ii.    Leveraging Itaú Unibanco’s strong market position and expertise. Since Itaú Unibanco is the largest private financial institution in Brazil and a premier Latin American franchise, we believe the Merger provides us with an opportunity to leverage Itaú Unibanco’s strong global client relationships in the markets the Bank operates while enhancing opportunities for growth abroad. Itaú Corpbanca has been able to expand its offering of banking products through a successful managing model, segmentation and digitalization based on Itaú Unibanco’s strategy.

iii.   Diversified business. We conduct a majority of our business in Chile and a significant amount in Colombia. The Chilean and Colombian economies have generally demonstrated a stable macroeconomic environment in terms of growth and inflation. Further, we believe that the enhanced footprint that Itaú Corpbanca has in Chile and Colombia gives us an increased ability to grow and compete more effectively within those countries, further consolidating our market position in Chile and Colombia.

STRATEGY

Our strategy aims at being a leading bank in terms of sustainable performance and customer satisfaction. Our culture supports us in attracting and retaining talent, directing our business path and promoting a competitive advantage. Our culture is translated into the seven attitudes, which we call “Our Way”, that keep us up-to-date with the context, demands and transformations of our business and organizational culture.

In order to better manage the impacts of COVID-19 in our operations, during the first half of 2020 we organized ourselves in three main pillars. The first pillar is related to our clients and what needed to be done to continue to be fully accessible remotely and to continue to provide the solutions requested by our clients, especially during this period. The second pillar is related to our people and how we could support and protect them as we simultaneously reinforce our organizational values and culture. The third pillar relates to our efforts to maintain our strong focus on risk operational management and technological conditions to keep us running strong, safe and solid.

As we begin to move away from the crisis caused by the COVID-19 pandemic, we are working towards our goal of building the bank of the future by accelerating our evolution building upon the strengths we developed over the last few months. For that reason, we built a transformation plan with five key pillars: client centricity, digital experience, simplification, talent development in an agile working model, and sustainable results.

Client Centricity

Client centricity is one of the key aspects of Our Way. We aim to optimize the experience of our clients and offer the solutions they need in a timely manner, combining convenience, value and freedom of choice to attract new customers.

On the convenience side, we offer a 100% digital portability experience as well as our digital channels with digital payments. We also facilitate portability to our bank by a process of data aggregation so that our customers do not have to manually enter their transfer and payment data to their new accounts with us.

On the value side, we have launched a mixed-rate mortgage product, called Bipotecario, which allows customers to take advantage of the current low interest rate environment. We have also opened our loyalty program, enabling customers to exchange Itaú points freely for travel tickets and products of their choice as well as cash back.

On the product offering side, we have opened investment architecture opportunitie to provide clients with freedom of choice, with the best investment options available in the market as well as independent advice. That is why we are partnering with top local and global asset managers. Our own asset management business is recognized as a leader in responsible investment, corporate governance and sustainability research.

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

Digital Experience

Our digital banking strategy is one of the pillars we plan to use to boost our retail banking segment and to further improve our efficiency.

Delivering a digital experience that allows us to offer an easy and convenient experience, adapted to the needs of our clients, is key as the strong trend towards digital channels and transactions continues. Due to the ongoing COVID-19 pandemic, we are encouraging our customers to use our digital channels, such as our apps and online banking, and our digital products, such as virtual cards, contactless payments (using near field communication technology) and digital invoicing. Therefore, we have been investing heavily in our digital channels. The share of transfers and payments made through our app more than doubled in 2020. Also, during 2020, we increased the frequency of all digital contact, sending information on investment alternatives, details on the market’s volatility and tips on how to avoid digital fraud related to the current situation to clients. At the end of March 2021, we announced a new alliance with Rappi that we believe will bring greater financial inclusion to Chile. This initiative is backed-up by the experience and support of both Itaú and Rappi and is expected to allow us to distribute products and services to Rappi's clients over the next 10 years. We see the alliance as an opportunity to diversify our strategies to attract new customers and to learn about the development of digital products and about the massive use of data to customize the customer experience with a leading company in marketplace strategy in various markets. In the third quarter, we launched a new app as well as a new and more convenient personal banking website. In addition, in the fourth quarter we launched a digital wallet that allows payments in smartphones and smart watches, making them easier and safer, as well as offering both Visa and MasterCard options for our clients. We were also the first bank to launch a digital token for companies, providing additional convenience and security for our corporate and SME clients.

Our digital strategy is not only focused on improvements in our mobile offerings, but also transforming our process in order to become a digital bank from back office to the front office.

Simplification

Simplification is a key element of our strategy to drive customer satisfaction and efficiency. We are committed to continuing to improve our operating efficiency and profitability. We are working to increase use of internet and mobile banking by our customers, by offering them better technology solutions. Our senior management is focused on implementing technological solutions aimed to identify means of improving our overall profitability and to optimize our cost structure. Through these initiatives, we will continue to strive to improve our efficiency ratio.

Robotic process automation and simplification of our organizational structure are part of our simplification initiatives. We have been working with robotic process automation since the end of 2018 and completed over 80 projects in 2020, which enabled us to save 0.5% of our cost base in 2020. We reduced our customer onboarding unit cost in almost 60%, which is key given the growth we have been experiencing in our customer base. We also simplified our organizational structure, with the most significant reduction in our headcount since the merger, with proportionally higher reductions in the top layers of the organization.

Talent Development

During 2020, our deep digital transformation allowed us to maintain operations in a year of crisis and continue working to deliver the best experience to customers while working remotely.

In a pioneering initiative in the Chilean banking market, we have announced a new flexible working model called Remote First. Under this model, for our employees, working from home will be the default option, rather than the exception. We believe this model will provide convenience and flexibility to our employees and expect it will be a competitive advantage in talent acquisition and retention as well as in efficiency in the years to come.

To manage this change, we set up multidisciplinary work teams that have focused on sizing the proportion of workers in each unit that will work in person, mixed or remotely, incorporating the opinions that we raise with collaborators. Teleworking is expected to continue during 2021 for approximately 50% of our collaborators, mainly those who have administrative positions and support areas.

This new way of working is one more step towards building the bank of the future, one that adapts to the demands of today's world. This process will involve adapting workspaces, technologies and work practices, always keeping the needs of customers at the center of our decisions.

Sustainable Results

Sustainable results in responsible banking are at the core of what we do. We believe that having good governance, taking care of the environment, and being positively engaged with our employees, society in general, and the communities that we are a part of is essential. We believe that the union of the initiatives described above will allow us to deliver sustainable and recurring results for our shareholders and investors, because as Our Way says: we act and think like owners. In 2020, our management and corporate decisions were once again recognized by the market and we have continued to move forward by launching two new 100% ESG mutual funds in alliance with two world-class asset managers, Nordea and Robeco Assets.

These all are the steps towards consolidating our digital transformation and becoming a bank of the future that adapts to the needs of a constantly changing world.

OWNERSHIP STRUCTURE

Itaú Corpbanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Shares are also traded as depositary receipts on the New York Stock Exchange in the form of ADSs.

Since the consummation of the Merger on April 1, 2016, Itaú Corpbanca has been controlled by Itaú Unibanco. After the Merger, Itaú Unibanco indirectly acquired an additional 2.13%, 0.35%, 2.08% and 1.08% share capital of Itaú Corpbanca from the Saieh Family, on October 26, 2016, September 15, 2017, on October 13, 2018 and on September 10, 2020, respectively. As a result of these acquisitions, the current shareholder structure is as follows:

PRINCIPAL BUSINESS ACTIVITIES

We are a commercial bank based in Chile that, in addition to our presence in every region in Chile, has operations in Colombia and Panama, a branch in New York and a representation office in Lima, Peru.

We provide a broad range of wholesale and retail banking services to our customers in Chile and Colombia. In addition, we provide financial advisory services, asset management, insurance brokerage and securities brokerage services through our subsidiaries, and banking services through our New York Branch.

We operate in two main geographic areas: Chile and Colombia. The Chile segment also includes operations carried out by Itaú Corpbanca New York Branch and the Colombia segment also includes the operations carried out by Itaú S.A. (Panama). The following table sets forth a breakdown of our revenue by geographic market for the years ended December 31, 2018, 2019 and 2020 in accordance with IFRS 9:

	Net Interest Income by Geographic Market
	2018			2019			2020
	Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total

	(in millions of Ch$)
Interest income	1,208,481	530,836	1,739,317	1,279,986	493,654	1,773,640	1,116,943	432,731	1,549,674
Interest expense	(593,796)	(257,858)	(851,654)	(631,279)	(241,943)	(873,222)	(490,729)	(192,508)	(683,237)
Net interest income	614,685	272,978	887,663	648,707	251,711	900,418	626,214	240,223	866,437

The following table provides information on the composition of our loan portfolio at amortized cost net of allowances as of December 31, 2018 and 2019:

	As of December 31,(1)
	2018	2019	Variation(2)	Variation(2)

	(in millions of Ch$)%
Commercial loans
Commercial loans	11,065,601	11,870,750	805,149	7.3%
Foreign trade loans	920,479	1,034,681	114,202	12.4%
Current account debtors	124,299	143,768	19,469	15.7%
Factoring operations	210,558	217,410	6,852	3.3%
Student loans	625,598	635,279	9,681	1.5%
Leasing transactions	903,047	988,907	85,860	9.5%
Other loans and receivables	32,611	24,550	(8,061)	(24.7)%
Subtotals
	13,882,193	14,915,345	1,033,152	7.4%
Mortgage loans
Letters of credit loans	37,892	29,891	(8,001)	(21.1)%
Endorsable mutual mortgage loans	110,652	102,442	(8,210)	(7.4)%
Other mutual mortgage loans	3,901,107	4,321,019	419,912	10.8%
Leasing transactions	307,723	323,708	15,985	5.2%
Other loans and receivables	22,336	20,480	(1,856)	(8.3)%
Subtotal	4,379,710	4,797,540	417,830	9.5%
Consumer loans
Consumer loans	1,766,313	1,811,312	44,999	2.5%
Current account debtors	191,913	186,632	(5,281)	(2.8)%
Credit card debtors	443,141	499,743	56,602	12.8%
Consumer leasing transactions	5,727	2,886	(2,841)	(49.6)%
Other loans and receivables	45,373	41,239	(4,134)	(9.1)%
Subtotal	2,452,467	2,541,812	89,345	3.6%
Total	20,714,370	22,254,697	1,540,327	7.4%

(1)	Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39.

The following table provides information on the composition of our loan portfolio at amortized cost net of allowances as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020	Variation	Variation

	(in millions of Ch$)			(%)
Commercial loans
Commercial loans	11,870,750	11,502,835	(367,915)	(3.1)%
Foreign trade loans	1,034,681	825,445	(209,236)	(20.2)%
Current account debtors	143,768	62,046	(81,722)	(56.8)%
Factoring operations	217,410	151,487	(65,923)	(30.3)%
Student loans	635,279	576,986	(58,293)	(9.2)%
Leasing transactions	988,907	916,587	(72,320)	(7.3)%
Other loans and receivables	24,550	25,796	1,246	5.1%
Subtotals	14,915,345	14,061,182	(854,163)	(5.7)%
Mortgage loans
Letters of credit loans	29,891	23,113	(6,778)	(22.7)%
Endorsable mutual mortgage loans	102,442	89,409	(13,033)	(12.7)%
Other mutual mortgage loans	4,321,019	4,761,064	440,045	10.2%
Leasing transactions	323,708	295,856	(27,852)	(8.6)%
Other loans and receivables	20,480	73,846	53,366	260.6%
Subtotal	4,797,540	5,243,288	445,748	9.3%
Consumer loans
Consumer loans	1,811,312	1,684,696	(126,616)	(7.0)%
Current account debtors	186,632	112,945	(73,687)	(39.5)%
Credit card debtors	499,743	442,854	(56,889)	(11.4)%
Consumer leasing transactions	2,886	1,285	(1,601)	(55.5)%
Other loans and receivables	41,239	29,858	(11,381)	(27.6)%
Subtotal	2,541,812	2,271,638	(270,174)	(10.6)%
Total	22,254,697	21,576,108	(678,589)	(3.0)%

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

A description of each of the areas in Chile, along with our Colombian banking subsidiary as well as of our New York branch, is presented below:

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

Real Estate and Construction Companies. This area is focused on companies or economic groups in the real estate or construction industry with annual sales in excess of US$100,000.

Retail Banking

Retail Banking serves retail individuals customers across all income levels, from low-income to high-income individuals, and also targets midsize companies and small and very small companies (SMEs), the latter two grouped under “Itaú Companies.” Retail Banking is organized into the following four areas:

Itaú Private Banking. Within our Private Banking Division, we provide private banking services to our high-income and high net worth customers. We consider high-income individuals to be customers with a monthly income in excess of Ch$8.0 million. Each client under our private banking or “Private Banking” program is provided with a liaison officer who oversees the client’s entire relationship with us across all product lines. The relationship model is based on providing each customer with the comprehensive, personalized and professional advising service for managing their net worth, major investments, banking and credit structuring needs in a way that best fits the investor and financing profile. In addition to the products and services we provide to private banking customers, we offer tailored lending products designed to help keep their businesses growing. Our specialized team of business executives and investment bankers aims to maximize gains for our customers based on their investor profile.

Itaú Personal Bank. This area specializes in high-income individuals, with a monthly income between Ch$2.5 million and Ch$8.0 million. This is the first high-income individuals’ segment in Chile with differentiated branches at the ground floor to be access directly from the street, and additionally with differentiated mobile and web channels. The service model is based on relationships and constant advising on financial products, investment and/or protection. Itaú Personal Bank offers a specialized, differentiated value proposition based on customer relationships. Its three pillars are highly qualified executives, with a systematic work standard; smaller portfolios per executive in relation to the traditional model, in order to facilitate management; and certified investment consultants who specialize in providing exclusive, timely advising. The network includes 23 premium branches, 34 traditional branches with a space for the Personal Bank and two digital branches for this segment.

Itaú (Traditional Banking). Our Traditional Banking Division is mainly oriented toward individuals with medium-high income levels (focused on clients between Ch$600,000 and Ch$2.5 million monthly income). We offer our traditional and private banking clients products such as checking accounts, credit lines, credit and debit cards, personal installment loans, mortgage loans, insurance banking, time deposits and savings accounts in Chilean pesos, Euros, UF and U.S. dollars, among others. In addition, we provide mutual fund and securities brokerage services. This mass-market model is focused on customer self-service through various channels: face-to-face at our branches, digitally through the website and App, and through direct e-mail contact with account executives and through calls to the Contact Center. Our goal is to face our customers’ changes and needs with them, offering agile, simple options that enable them interface with the Bank autonomously. This segment is served under 107 traditional branches and two digital branches.

Banco Condell (Consumer Finance). Our Consumer Finance Division operates under the trade name Banco Condell and specializes in financing for middle and low-income segments who have low banking access and monthly income between Ch$200,000 and Ch$600,000. A financial inclusiveness mechanism, Banco Condell's business model enables it to provide services to people with informal, non-accreditable income. Through Banco Condell we offer our customers insurance policies, certificates of deposit and consumer loans, products that represent the essence of our business. In an effort to drive down costs without compromising excellent customer service, in 2018 we start to integrated Banco Condell offices with Itaú branches, maintaining an experience of closeness and trust with this segment in an effort to provide agile financing solutions. The plan is to follow along these lines to bring our different segments to more places while maintaining our customers’ satisfaction. Also, we are aiming to make Banco Condell a point of access for future Itaú customers who demonstrate good credit and meet the requirements for a business area upgrade. As of December 2020, Banco Condell has 48 branches and its own brand identity.

Treasury

Our Treasury manages the Bank’s market risks (including interest rate and inflation risk) and liquidation risk, acting in accordance with internal policies as well as regulatory and corporate limits. Also, it is responsible for optimizing the funding structure and assigning transfer prices to the products it manages for the business channels and for managing relationships with counterparties from international financial institutions. Finally, this area is responsible for distributing financial products, like currency, derivative and money market operations, to all the Bank’s customer segments.

As of December 31, 2020, the outstanding loans from foreign banks to Itaú Corpbanca were US$1,160 million with approximately 12 financial institutions from the U.S., Canada, Germany, France , Japan, Switzerland and other countries, including Latin America. The international global risk assets outstanding as of December 31, 2020 were US$4,279 million.

Itaú Corpbanca Colombia

Itaú Corpbanca Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla. As of December 2020, according to the Colombian Financial Superintendency, Itaú Corpbanca Colombia was the ninth largest bank in Colombia in terms of total assets, the eighth largest bank in Colombia in terms of total loans and the ninth largest bank in Colombia, in terms of total deposits as reported under local regulatory and accounting principles.

As of December 31, 2020, Itaú Corpbanca Colombia had total assets of Ch$6,005,558 million (US$8,449.8 million), including total loans of Ch$4,649,475 million (US$6,541.8 million), and total equity of Ch$532,192 million (US$748.8 million). In comparative terms, Itaú Corpbanca Colombia has a market share of 3.9% of the total assets in Colombian Banking Industry and its total assets represent 16.9% of Itaú Corpbanca’s total assets.

As of December 31, 2020, Itaú Corpbanca Colombia had total net interest income of Ch$240,223 million (US$338.0 million) and losses of Ch$350,110 million (US$492.6 million). As of December 31, 2020, Itaú Corpbanca Colombia had 111 branches, 125 ATMs and 3,098 employees in Colombia and Panama.

New York Branch

Our New York Branch supports the commercial needs of Chilean and other Latin American companies that conduct business overseas. Operating with an offshore foreign branch of a Chilean bank is especially attractive to clients abroad as it provides a sense of proximity and it allows us to accompany our customers as they operate internationally, responding to their needs and service requirements. Our target market consists of medium and large Chilean companies, other Latin American companies, and Chilean and other Latin American banks without offshore branch offices, among others.

Our New York Branch has a Yankee Certificate of Deposits program that is placed directly to clients or through U.S. dealers. Also, the Branch funds its operation through interbank and financial institution deposits with a broad variety of customers. The New York Branch participates in bilateral and syndicated loans, together with other international institutions, to finance a variety of investment projects. As of December 31, 2020, the branch had US$2,646 million in assets and had a net income of US$181,033 for the year ended December 31, 2020.

Financial Services Offered Through Subsidiaries

We have made several strategic long-term investments in financial services companies in Chile (each of which are regulated and supervised by the CMF), which are engaged in activities complementary to our core banking activities. Through wholly-owned subsidiaries, we intend to continue to develop a comprehensive financial services group able to meet the diverse financial needs of our current and potential clients. As of December 31, 2020, assets of our subsidiaries represented 0.9% of total consolidated. For the year ended December 31, 2020, net income of our subsidiaries totaled Ch$32,158 million (US$45.2 million).

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2018, 2019 and 2020, in millions of Chilean pesos. Amounts relating to inter-company transactions have not been removed for purposes of this table.

	As of and for the Year Ended December 31,
	2018			2019			2020
			Net			Net			Net
	Assets	Equity	Income	Assets	Equity	Income	Assets	Equity	Income

	(in millions of Ch$)
Itaú Corredores de Bolsa Ltda.(1)	200,158	40,998	546	293,808	41,760	1,484	196,374	43,414	1,927
Itaú Adm. General de Fondos S.A.(2)	15,195	12,922	6,790	16,008	13,649	7,516	12,540	11,528	5,395
Itaú Asesorías Financieras Ltda.(3)	11,798	6,803	8,321	9,051	8,494	6,683	10,530	9,298	805
Itaú Corredores de Seguros S.A.(4)	43,025	27,043	19,630	52,838	42,774	24,565	32,984	25,895	17,058
Itaú Chile Corredora de Seguros Limitada(4)	—	—	—	—	—	—	—	—	—
Corp Legal S.A.(5)	125	125	(229)	—	—	—	—	—	—
Recaudaciones y Cobranzas Ltda.(6)	3,842	1,316	105	3,462	2,824	1,508	4,384	1,984	1,199
Itaú Corredor de Seguros Colombia S.A.	3,468	2,047	73	3,982	2,387	623	3,650	2,017	(166)
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria	13,119	12,906	189	14,943	14,484	718	14,198	13,694	506
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	17,941	16,137	2,495	24,308	20,941	3,714	24,410	21,810	2,755
Itaú Comisionista de Bolsa S.A.	17,748	9,174	1,685	12,919	11,243	1,449	15,112	12,736	2,679
Itaú Bank (Panamá) S.A.	416,786	71,548	2,449	446,771	89,266	8,620	393,558	91,108	6,015
Itaú Casa de Valores S.A.(7)	679	556	92	1,039	755	144	—	—	—

(1)	On January 1, 2017, Itaú BBA Corredor de Bolsa Limitada merged into Itaú Corpbanca Corredores de Bolsa S.A. The legal name of the merged entity was changed to “Itaú Corpbanca Corredores de Bolsa S.A.” and the commercial name was changed to “Itaú Corredores de Bolsa.” On August 1, 2018 “Itaú CorpBanca Corredores de Bolsa S.A.” changed its legal name to “Itaú Corredores de Bolsa Ltda.”
(2)	On December 29, 2017, Itaú Chile Administradora General de Fondos S.A. merged into Corpbanca Administradora General de Fondos S.A. The legal name of the merged entity was changed to “Itaú Administradora General de Fondos S.A.” and the commercial name was changed to “Itaú Asset Management.”
(3)	On April 21, 2016, the legal name of Corpbanca Asesorías Financieras S.A. was changed to Itaú Asesorías Financieras S.A. On May 2, 2019 “Itaú Asesorías Financieras S.A.” changed its legal name to “Itaú Asesorías Financieras Ltda.”
(4)	On April 1, 2018, Itaú Chile Corredora de Seguros Limitada merged into Corpbanca Corredores de Seguros S.A. The legal name of the merged entity was changed to “Itaú Corredores de Seguros S.A.” and the commercial name was changed to “Itaú Corredores de Seguros.”
(5)	On May 20, 2019, Corp Legal was dissolved.
(6)	On October 25, 2017, the legal name of “Recaudaciones y Cobranzas S.A.” was changed to “Itaú Corpbanca Recaudaciones y Cobranzas S.A.” On November 5, 2018 “Itaú CorpBanca Recaudaciones y Cobranzas S.A.” changed its legal name to “Recaudaciones y Cobranzas Ltda.”
(7)	On January 27, 2020, Itaú Casa de Valores S.A. was sold.

Itaú Corredores de Bolsa Ltda. (formerly Itaú Corpbanca Corredores de Bolsa S.A.)

Our subsidiary Itaú Corredores de Bolsa Ltda., or ICB, is a member of the Santiago Stock Exchange and is registered with the CMF as a security broker. ICB’s primary activities are providing brokerage services in equities and fixed income.

Its integration into the bank's franchise model was a relevant challenge, since it involved a large part of the efforts of the year. This path will allow offering clients a unique investment platform, together with a diversified offer of investment alternatives.

For the year ended December 31, 2020 ICB’s net income was Ch$1,927 million and it had assets under custody of Ch$187 billion as of December 31, 2020. For the year ended December 31, 2020, ICB’s net income increase was driven by the fall in the interest rate curve benefiting the prices of the fixed income securities portfolio, since ICB’s investment policy is to invest its shareholders equity in fixed income securities only.

Itaú Administradora General de Fondos S.A.

Itaú Administradora General de Fondos S.A. ‒whose commercial name is “Itaú Asset Management”‒, or IAGF complements our banking services offered to our individual and corporate clients. IAGF’s currently provides asset management services to individual, corporate and institutional clients.

Itaú Asset Management believes that its role in the management of third-party resources is not limited only to management, but also to deliver investment tools that adjust to the needs and investor profile of each client, and offer a wide scope of diverse products. For this reason, its objectives are focused on improving processes and products, and on a digital proposal for our clients, in a changing and dynamic market scenario.

During 2020, a series of new initiatives were developed, including the Open Investment Platform or the Invierte + account, focused precisely on the digital space. Regarding the institutional segment, the focus was on the Latin American Debt and Equity funds, where Itaú AGF has deep and dedicated analysis and coverage, and where interesting opportunities are expected to be captured. In the area of responsible investment, Itaú AGF's leadership position continued to be consolidated, at the local and regional level, in terms of the integration of ESG factors in investment decision-making. In fact, Itaú AGF was recognized for the second consecutive year by the Sustainable Leaders Agenda 2020 (ALAS20) as an ALAS20 Institution in Chile, after obtaining first place in the three categories in which they were nominated: Leading Institution in Responsible Investments, Leader in Research in Sustainability and Leader in Corporate Governance.

For the years ended December 31, 2018, 2019 and 2020, IAGF had net income of Ch$6,790 million, Ch$7,516 million and Ch$5,395 million, respectively. IAGF had total assets of Ch$15,195 million, Ch$16,008 million and Ch$12,540 million as of December 31, 2018, 2019 and 2020 respectively. As of December 31, 2020, IAGF managed 35 mutual funds, including equity funds, fixed income funds and ETFs and had total assets under management amounting to Ch$2,336 billion, an increase of Ch$375 billion as compared to December 31, 2019.

During 2020, IAGF experienced a decrease of 28.2% in net income, explained primarily by a customer shift in preferences towards: i) deposits rather than funds, which resulted in a decrease in volume; or ii) funds that are less risky which in turn have lower fees.

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

Itaú Asesorías Financieras Ltda.

Itaú Asesorías Financieras Ltda., or IAF, provides a broad range of financial advisory services to a variety of corporations and government agencies. We offer our clients specialized and tailored solutions, among which are the structuring and implementation of corporate financing in the banking market, syndicated and bilateral loans, debt restructuring and project financing structuring under the Project Finance modality according to the Equator Principles.

Additionally, this subsidiary offers debt structuring services in the capital markets through the structuring, issuance and placement of bonds and commercial papers, as well as advice for mergers, acquisitions and capital increases, or advice and studies in general.

For the year ended December 31, 2020, IAF had net income of Ch$805 million. IAF had total assets of Ch$10,530 million as of December 31, 2020.

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

The challenges of the last year led us to update ICS’s product grid, simplifying and modernizing such products, adjusting their coverage, establishing more competitive prices in relation to the market and seeking better protection for clients.

For the year ended December 31, 2020, ICS had net income of Ch$17,058 million. ICS had total assets of Ch$32,984 million as of December 31, 2020.

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

Recaudaciones y Cobranzas Ltda.

This subsidiary is a banking support company engaged in legal and out-of-court collections services for any type of loans, titles or notes on its own behalf or on behalf of third parties.

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

On November 5, 2018 Itaú CorpBanca Recaudaciones y Cobranzas S.A. changed its legal name to Recaudaciones y Cobranzas Ltda.

During 2020, this subsidiary was focused on supporting the bank and its clients offering the holiday payment or reestructuring products in the context of the COVID-19 pandemic. To promote installments payment in the lock-down periods, a dedicated portal was created to enable any client to pay remotely. These initiatives allowed to reduce delinquency ratios and, at the same time, benefitted recovery levels and decreased write-offs.

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

Its operations have grown from a value of assets under custody of COP $6,520 million (Ch$1,455 million) as of December 31, 2017, to COP $9,472 million (Ch$2,011 million) as of December 31, 2018, to COP$12,014,496 million (Ch$2,744,110 million) as of December 31, 2019, and to COP$12,434,736 million (Ch$2,537 billion) as of December 31, 2020. The value of assets under local and global custody were COP$9,476,766 million (Ch$1,933.5 billion) and COP$2,960,968 million (Ch$604.1 billion), respectively, as of December 31, 2020. ISS has contracts with entities in Panama, Mexico, Brazil and Luxembourg for global custody arrangements.

Itaú Asset Management Colombia S.A. Sociedad Fiduciaria

Itaú Asset Management Colombia S.A. Sociedad Fiduciaria, is a Colombian corporation (sociedad anónima), which is engaged in trust portfolio management, including investment trust management, administration, security, real estate trusts and fund administration. It has its main domicile in the city of Bogota, D.C., Colombia and is regulated by the Colombian Financial Superintendency.

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

Itaú Casa de Valores S.A.

Itaú Casa de Valores (Panamá) S.A. was a Panamanian corporation (sociedad anónima) that acted as a brokerage firm. It has its main domicile in Panama City and was regulated by the Panamanian Superintendency of Securities Market. On January 27, 2020, Itaú Comisionista de Bolsa Colombia S.A., a subsidiary of Itaú Corpbanca Colombia S.A., completed the sale of 100% of its share ownership in Itaú Casa de Valores S.A.

Itaú Corredor de Seguros Colombia S.A.

Itaú Corredor de Seguros Colombia S.A. is a Colombian corporation (sociedad anónima), which acts as an insurance broker. It has its main domicile in the city of Bogota, D.C., Colombia, and the Colombian Financial Superintendency regulates it.

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

DISTRIBUTION CHANNELS, ELECTRONIC BANKING AND TECHNOLOGY

As a universal bank, we provide a wide range of financial services and products to our clients, from commercial banking to asset management and investment banking. Those products are distributed through two main channels: traditional and digital.

The traditional channels are composed of brick & mortar branches, digital branches and ATMs. The digital channels are operated remotely, via the internet or mobile phones.

Our network of 294 branches (as of December 31, 2020) distributes all our products and services in Chile and Colombia, and our 533 ATMs (as of December 31, 2020) are a convenient and efficient way of serving clients, due to low operating costs, 24/7 availability and a very complete services offering.

During 2020, particularly as a result of the COVID-19 pandemic, we continue to experience an important increase in our digital channel usage. The world is experiencing a digital revolution that expands the possibilities of people and gives them a unique experience, linked to immediacy, speed and efficiency. However, this becomes a challenge for the industry and for us: we work continuously to improve the experience on our platforms, bearing in mind our security mechanisms, in order to protect customers from various attacks on our network, such as phishing.

Cybersecurity risk culture is relevant, especially for customers since they are the most vulnerable link in the fraud chain. That is why we focus efforts on ongoing education regarding the required precautions, protecting their passwords and avoiding falling victim to phishing or pharming schemes.

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

As of December 31, 2020, we operated 183 branch offices in Chile and New York, which includes one branch in New York, 107 branches operating as Itaú (23 exclusively for Itaú Personal Bank), 48 branches operating as Banco Condell, our consumer finance division, and four digital branches.

In 2019 we launched two digital branches, one for Personal Bank and the other focused on Itaú Sucursales, and in 2020 we launched two more (one of each segment). We believe that the COVID-19 pandemic only accelerated the development and acceptance of digital branches, confirming the value of remote service in times when physical care was limited. This reinforces our digital strategy by improving our customers’ experience through digitalized channels.

Our digital branches are mainly aimed at our clients with a digital profile, who value a fast, simple and tailor-made service. Currently, this model serves 10,000 clients from our Personal Bank and Itaú segments, has multiple service channels and operates during extended hours.

In addition, as of December 31, 2020, we owned and operated 408 ATMs in Chile, and our customers have access to 7,041 additional ATMs (including Banco del Estado de Chile and Banco Falabella’s ATMs) in Chile through our agreement with Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Our branch system serves as the main distribution network for our full range of products and services.

We also offer internet and mobile banking to our customers 24 hours a day through our password-protected internet site, www.itau.cl. Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments.

The strong trend towards digital channels and transformation continues as the share of transfers and payments made through the app more than doubled in 2020. That is why we have been investing in our digital channel. In the third quarter, we launched a whole new app as well as a new and more convenient personal banking website. With a more attractive design and modern components, the new Itaú App provides easier access (with touch / face ID) and transfers. In addition, it has direct access to the functionalities most used by our clients. As a result, more than 200,000 clients are enrolled in our app, as of December 2020.

Further, we have experienced an increase in the Servitest ranking of four positions with the new app, and we have ranked first in new sites among companies in the same survey. Our new app ranks number two among our peers in both Android and Apple stores.

Also, in 2020 we launched a 100% digital security device that is found in the clients' cell phones and allows them to approve transactions in a simple, easy and secure way through unique and unrepeatable codes. It is called Itaú Pass. This allows our clients to carry out transactions through the application, only with their cell phone and / or by entering the corresponding code on the desktop. We are the first in the industry to have this type of technology not only for our personal clients, but also for the business segment. 60% of customers who carry out digital transactions use this device.

In addition, in the fourth quarter we launched a digital wallet that allows payments in smartphones and smart watches, making them easier and safer, as well as offering both Visa and MasterCard options for our clients.

We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks. We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

Itaú Corpbanca Colombia

Itaú Corpbanca Colombia’s distribution channels provide also integrated financial services and products to its customers in Colombia through several mechanisms, including ATMs, branches, internet banking, mobile app, and telephone banking.

As of December 31, 2020, Itaú Corpbanca Colombia operated 111 branch offices in Colombia and Panama and 125 ATMs in Colombia, also providing its customers with access to 16,168 additional ATMs through Colombia’s other financial institutions as of December 31, 2020. Itaú Corpbanca Colombia utilizes different sales channels including account executives, telemarketing and the internet to attract new clients. Itaú Corpbanca Colombia’s branch system serves as the main distribution network for its full range of products and services.

Itaú Corpbanca Colombia offers internet banking to its customers 24 hours a day through its password-protected internet site, www.itau.co. Itaú Corpbanca Colombia’s internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2020, Itaú Corpbanca Colombia had 142 thousand customers with activated internet passwords who use the electronic banking service, allowing them to access Itaú Corpbanca Colombia’s internet banking services.

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

COMPETITION

Competition in Chile

Description of the Chilean Financial System. The Chilean financial services market consists of a variety of largely distinct sectors. The most significant sector, commercial banking, includes 17 privately-owned banks and one state-owned bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity. In 2020, five private sector banks along with the state-owned bank together accounted for 88.1% of all outstanding loans by Chilean financial institutions as of December 31, 2020: Banco Santander-Chile (18.5%), Banco de Chile (16.6%), Banco de Crédito e Inversiones, or Bci (14.3%), Scotiabank Chile (13.7%), Itaú Corpbanca (9.8%), and Banco del Estado de Chile (14.4%). All market share statistics in this paragraph are presented as reported to the CMF calculated under local regulatory and accounting principles on an unconsolidated basis.

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

During January 2020, Lulo Bank S.A., entity owned by the local Gilinski family which is also behind Banco GNB Sudameris, was authorized by means of Resolution 0085 of 2020 by the Colombian Financial Superintendency to establish itself as a commercial bank in Colombia. This entity intends to be the first fully digital bank in Colombia and will be required to receive an operating license once the Colombian Financial Superintendency has verified its compliance with all the requirements to operate as a commercial bank. Additionally, during December 2020, J.P. Morgan received authorization from the Colombian Financial Superintendency by means of Resolution No. 1091 of 2020 to begin operating a new commercial bank in Colombia.

In terms of presence, Colombian banks have been expanding abroad over the last decade, mostly in Central America. One example is the acquisition of BAC-Credomatic (which has operations in several countries in Central

America) by Banco de Bogotá, with Davivienda and Bancolombia also having made similar investments aiming to grow their businesses.

As of December, 2020, and according to the Colombian Financial Superintendency, the main actors in the local financial system were the Central Bank of Colombia, 26 commercial banks (17 domestic private banks, 8 foreign banks, and one domestic state-owned bank), five finance corporations and ten financing companies. In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouses, special state-owned institutions, and pension and severance pay funds also participate in the Colombian financial system.

Regulatory matters. On August 6, 2018, the Colombian Ministry of Finance and Public Credit issued Decree 1477 and on August 6, 2019 issued Decree 1421, regulating the standards of capital for credit institutions under Basel III, with initial implementation date on February 2020. Its content covers the following areas: (a) alignment in the definitions of capital ratio; (b) an update in the measurements of the Risk-Weighted Assets (RWA); (c) implementation of buffers; and (d) leverage ratio. Additionally, on August 6, 2019 the Ministry of Finance issued Decree 1421, including capital charges for Operational Risk and postponing to January 2021 the beginning of the transition of capital requirements presented by Decree 1477. On September 6, 2019, the CFS published the instructions and methodology for the calculations of the capital ratio. The transition towards the new regulation began in January 2021 and will be completed by January 2024, period in which banks will have to meet the new limits and buffers for the capital ratios. See “Item 4. Information on the Company—B. Business Overview—Colombian Banking Regulation and Supervision—Regulatory Developments in Colombia.”

Financial System Evolution in Colombia during 2019 and 2020. 2020 was a year of moderate growth for the Colombian financial services sector. The inflation rate decreased throughout the year and ended at 1.61% as of December 31, 2020, outside of the Central Bank’s target range of 2% to 4%. The reference interest rate decreased throughout the year and ended at 1.75% as of December 31, 2020. As of December 2020, banks increased their gross loans by 4.2% as compared to a growth rate of 7.9% in 2019 and 6.0% in 2018. Similarly, deposits grew 14.9% as compared to December 31, 2019.

The Colombian banking system’s level of past-due loans above 30 days as a percentage of the system’s total loan portfolio stayed flat over the first half of 2020, at 3.99% in June 2020. In the second half of the year, the ratio increased to 5.47% as of December 2020, slightly above the 4.78% registered for December 2019. Coverage, measured as the ratio of allowances to past-due loans, ended December 2020 at 139%, compared to 127.4% at the end of 2019.

As of December 2020, the demand for business, small business and consumer loans slowed down as compared to December 2019. Business loans grew 4.7% after registering a 3.1% growth the previous year, small business loans grew 1.3%, after a growth of 3.0% in 2019, and consumer loans increased by 2.3% after an increase rate of 16.6% the previous year. On the other hand, the gross amount of mortgage loans increased 7.0%, compared to 9.8% in 2019.

During 2020, lending decreased in the Colombian banks system’s structure. Net loans decreased from 66.6% of total assets at the end of 2019 to 63.1% as of December 2020. Investment portfolio and derivatives, as a percentage of total assets, increased from 18.9% at the end of 2019 to 21.7% at the end of 2020.

As of December 31, 2020, the Colombian financial sector recorded COP$768,723,769 million in total assets, representing a 8.2% increase as compared to December 31, 2019. The Colombian financial system’s total composition of assets shows banks hold a market share of 94.9%, followed by financial corporations at 2.9%, financing companies at 1.6% and financial cooperatives at 0.5%.

As of December 31, 2020, the capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 17.2% (including banks, finance corporations, financing companies and cooperative entities), increasing 177 basis points when compared to December 2019, well above the minimum legal requirement of 9%.

Loans

As of December 31, 2019 and 2020, our gross consolidated loan portfolio was Ch$23,154,056 million and Ch$22,589,071, respectively, as reported to the CMF calculated under local regulatory and accounting principles. This placed us as the fifth largest financial institution among private Chilean banks and sixth place among all banks operating in Chile. Our gross consolidated loan portfolio represented 9.8% of the market for loans in the Chilean financial system (comprising all commercial banks) as of December 31, 2020. In 2020, our loan portfolio decreased 2.4% driven primarily by the decrease in the Colombian portfolio, which was impacted by a 9% devaluation of the COP/CLP exchange rate. Excluding the effect of this exchange variation, at the end of 2020, the most affected segments were commercial and consumer loans in Chile. On the other hand, mortgage loans performed well in both countries, being more resilient during the economic downturn produced by the COVID-19 pandemic.

The following table sets forth the aggregate outstanding loans for us and the five other private sector banks with the largest market shares in Chile as of December 31, 2018, 2019 and 2020, based on information as reported to the CMF calculated under local regulatory and accounting principles:

	Bank Loans(1)
	As of December 31,
	2018	2019	2020

	(in millions of Ch$)
Banco Santander-Chile	30,266,929	32,716,883	34,390,240
Banco de Chile	27,914,322	30,019,470	30,936,968
Banco de Crédito e Inversiones (Bci)	30,099,862	33,880,778	35,508,713
Itaú Corpbanca(2)	21,548,899	23,199,360	22,635,560
Banco Bilbao Vizcaya Argentaria, BBVA(3)	—	—	—
Scotiabank Chile(3)	22,823,339	25,347,159	25,376,523
Others	44,375,257	49,736,187	50,432,778
Total	177,028,608	194,899,837	199,280,782

Source: CMF monthly consolidated financial information

(1)	Excludes interbank loans.
(2)	The amounts under IFRS for 2018, 2019 and 2020 are Ch$21,482,490 million, Ch$23,134,814 million, and Ch$22,619,167 million, respectively.
(3)	Figures for 2018 only attributed to Scotiabank Chile after the merger with Banco Bilbao Vizcaya Argentaria.

Deposits

We had consolidated deposits of Ch$13,923,511 million as of December 31, 2020, as reported under local regulatory and accounting principles, which consisted of our checking accounts, bankers’ drafts, savings accounts, time deposits and other commitments. Our market share of 9.3% for deposits and other obligations as of such date ranks us in fifth place among private sector banks in Chile.

The following table sets forth the aggregate deposits for us and the five other private sector banks with the largest market share as of December 31, 2018, 2019 and 2020, based on information as reported to the CMF calculated under local regulatory and accounting principles:

	Bank Deposits and Other Obligations(1)
	As of December 31,
	2018	2019	2020

	(in millions of Ch$)
Banco Santander-Chile	21,809,236	23,490,249	25,142,684
Banco de Chile	20,240,662	22,182,751	24,066,770
Banco de Crédito e Inversiones (BCI)	24,551,315	27,553,455	30,566,185
Itaú Corpbanca	14,421,586	16,493,635	17,630,470
Banco Bilbao Vizcaya Argentaria Chile (BBVA)(2)	—	—	—
Scotiabank Chile(2)	14,927,861	15,989,560	15,645,249
Others	42,974,991	46,511,133	50,867,265
Total	138,925,651	152,220,783	163,918,623

Source: CMF monthly consolidated financial information

(1)	Our aggregate deposits as calculated under IFRS for the years ended December 31, 2018, 2019 and 2020 were Ch$14,421,586 million, Ch$16,493,635 million and Ch$17,630,470 million, respectively.
(2)	Figures for 2018 only attributed to Scotiabank Chile after the merger with Banco Bilbao Vizcaya Argentaria.

Shareholders’ Equity

We were the fourth largest among private sector banks in Chile with Ch$2,315,411 million in shareholders’ equity (excluding net income and provision for mandatory dividends) as of December 31, 2020, as reported to the CMF calculated under local regulatory and accounting principles.

The following table sets forth the level of shareholders’ equity for us and the five largest private sector banks in Chile (measured by shareholders’ equity) as of December 31, 2018, 2019 and 2020, based on information as reported to the CMF calculated under local regulatory and accounting principles:

	Shareholders’ Equity(1)(2)
	As of December 31,
	2018	2019	2020

	(in millions of Ch$)
Banco Santander-Chile	3,239,546	3,390,823	3,567,916
Banco de Chile	3,304,152	3,528,222	3,726,267
Banco de Crédito e Inversiones (BCI)	3,457,509	3,791,478	3,893,620
Itaú Corpbanca(3)	3,324,531	3,346,102	2,315,411
Banco Bilbao Vizcaya Argentaria Chile (BBVA)(4)	—	—	—
Scotiabank Chile(4)	2,013,539	2,038,149	2,398,357
Others	3,185,318	2,203,398	5,807,823
Total	18,524,595	18,298,172	21,709,394

Source: CMF monthly consolidated financial information

(1)	Shareholders equity = Equity attributable to shareholders excluding net income and provision for mandatory dividend.
(2)	For comparison purposes with other banks, the information is presented under standards issued by the CMF.
(3)	The amounts under IFRS, excluding net income (loss) and provision for mandatory dividends, for the years ended December 31, 2018, 2019 and 2020 were Ch$3,099,761 million, Ch$3,156,329 million and Ch$3,123,032 million, respectively.
(4)	Figures for 2018 only attributed to Scotiabank Chile after the merger with Banco Bilbao Vizcaya Argentaria.

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

Deposit Insurance

In Chile, the government guarantees up to 90% of the aggregate amount of certain time deposits held by individuals in the Chilean banking system. The government guarantee covers those obligations with a maximum value of UF120 per person (Ch$3.5 million or US$4,908.20 as of December 31, 2020) in each calendar year.

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

Minimum Capital

Under the Chilean General Banking Act, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$23,256.3 million or US$32.7 million as of December 31, 2020).

Capital Adequacy Requirements

According to the Chilean General Banking Act (as amended from time to time, including without limitation, by Law No. 21,130) and the Regulations of the CMF, as a general rule, the capital and reserves of a bank, or basic capital, cannot be less than (y) 4.5% of its risk weighted assets and (z) 3% of its total assets, in both cases, net of allowances, and its “effective net equity” cannot be less than 8% of its risk-weighted assets net of required loan loss allowances, as calculated in accordance with Chilean Bank GAAP. See “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information” in this Annual Report for additional information regarding events in which a higher effective net equity and/or a higher basic capital may be required and detail on certain regulations that were issued by the CMF during 2020, which may impose additional capital and reserve requirements.

Basic capital or common equity tier 1 (CET1) is defined as a bank’s paid-in capital and reserves.

Regulatory capital or “effective net equity” is defined as the aggregate of: (a) tier 1 (T1) capital, plus (b) tier 2 (T2) capital. In turn, (y) tier 1 (T1) capital is the sum of (1) the the bank’s basic capital or common equity tier 1 (CET1) (i.e., paid-in capital and reserves) and (2) the additional tier 1 (AT1) capital (i.e., bonds issued without a maturity date and preferred stocks valued at their issue price, for an amount up to one third of the banks’ basic capital), and (z) tier 2 (T2) capital corresponds to (1) subordinated bonds issued by the bank valued at their issue price and for an amount of up to 50% of its basic capital (provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity) and (2) the bank’s voluntary allowances for loan losses up to (A) 1.25% of its credit risk weighted assets, if standard methodologies are applied, or (B) 0.625% in the event non-standard methodologies are applied.

As provided in Article 68 of the Chilean General Banking Act, if a bank fails at any time to meet the legal requirements relating to the maintenance of regulatory capital (which is comprised of effective net worth and basic capital, as both concepts are defined in Article 66 of the Chilean General Banking Act and Chapter 21-1 of the Regulations of the CMF), the bank would have to comply with such legal requirements within a period of 60 days. Further, if the bank fails to comply with such legal requirements, it would be subject to the sanctions set forth in Title III of Law No. 21,000 which created the CMF (i.e., the CMF may impose one or more of the following sanctions: (i) censure; (ii) fines up to the following amounts: (x) UF15,000 (approximately US$613,531 as of December 31, 2020), but in the event the entity is sanctioned for breaches of similar nature before, the amount of the fine could be up to five times the aforementioned amount, (y) 30% of the irregular operation or (z) double of the benefits realized as a result of the irregular operation; and/or (iii) the revocation of its authorization of existence).

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

A bank fits within level A if (y) its effective net equity over its risk weighted assets, including the additional basic capital requirement (Conservation Buffer), is equal to or higher than 10.5% or the higher applicable ratio in the event any of the additional basic capital requirements are applicable (i.e., Counter-Cyclical Buffer, systemic importance additional requirement or Pilar 2 requirement) and (z) its basic capital over its risk weighted assets is equal to or higher than 7.0% or the higher applicable ratio in the event any of the additional basic capital requirements are applicable (i.e., Counter-Cyclical Buffer, systemic importance additional requirement or Pilar 2 requirement).

A bank fits within level B, if it complies with the general minimum effective net equity and basic capital requirements, but not with the additional requirements outlined in the preceding paragraph.

A bank fits within level C if it does not comply with the general minimum effective net equity and basic capital requirements.

With respect to a bank’s management rating, level A banks are those that are not rated as level B or C. Level B banks display some weakness in their corporate governance, internal controls, security in their networks, information systems, response to risk, private risk rating or ability to manage contingency scenarios, which must be corrected within the period preceding the next evaluation, considering also the penalties imposed to the bank (except for those with a pending claim). Level C banks display significant deficiencies in internal controls, information systems, response to risk, private risk rating or ability to manage contingency scenarios. Pursuant to Chapter 1-13 of the regulations of the CMF (Recopilación Actualizada de Normas), as amended through Circular No. 2,261 dated July 6, 2020, the CMF set forth the terms and conditions necessary to implement the aforementioned management rating, which consider, among others, compliance by the bank with the regulations governing critical information infrastructure in cyber security, as set forth in Chapter 20-1 of the regulations of the CMF (Recopilación Actualizada de Normas).

On March 31, 2021, the CMF designated Itaú Corpbanca, among others, as a bank of systemic importance, in its first resolution on the qualification of systemically important banks.

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

Suspension of interest income and inflation-indexation adjustments recognition. Financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio. IFRS 9 did not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. As of January 1, 2018, the Bank adopted IFRS 9. Under IFRS 9, interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or “Stage 3”), for which interest revenue is calculated by applying the effective interest rate to their amortized cost (i.e., net of the ECL provision). Off-balance interests are recorded as interest income only if the Bank receives the related payments.

Allowances for Loan losses. The main difference between Chilean Banking GAAP and IFRS 9 regarding loan loss allowances is that loan loss allowances under Chilean Banking GAAP are calculated using expected loss models based on specific guidelines set by the CMF, which in turn are based on an 12-month period expected losses approach while IFRS 9, if a financial assets has experienced a significant increase in credit risk or is impaired, requires a lifetime expected losses approach. According to both Chilean Banking GAAP and IFRS, loan loss allowances are calculated using expected loss models. The models adopted with IFRS 9 used an expected loss approach, however these are not in accordance with specific guidelines under Chilean Banking GAAP given by the CMF. The CMF has not yet adopted IFRS 9 and therefore we have adjusted the consolidated financial statements to fully comply with IFRS standards. The most significant impact of IFRS 9 on our financial statements arises from the impairment requirements. Impairment losses will increase and become more volatile for financial instruments in the scope of IFRS 9 impairment model. Based on the assessment made, the total impact of the adoption of IFRS 9 on the opening balance of our equity on January 1, 2018 was Ch$129,025 million (net of tax).

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

Investments in other companies. Under Chilean Banking GAAP, investments in other companies in which the Bank does not exercise significant influence were reclassified and presented as FVTOCI  financial investment in accordance with IAS 39 and in some circumstances are accounted for at cost. Under IFRS 9 these investments are reclassified according to the Bank’s intention either as financial instruments at fair value through profit or loss (FVTPL) or fair value through other comprehensive income (FVTOCI).

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

Country risk and contingent loans provisions. Under Chilean Banking GAAP, the Bank establishes provisions for country risk and provisions related to the undrawn available credit lines and contingent loans in accordance with local regulations. Since January 1, 2018, in accordance with IFRS 9, expected credit losses for contingent loans are recorded in our consolidated financial statements.

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

Colombia

The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993 and External Circular No. 029 of 2014 (Basic Legal Circular), Title IV, Chapter IV, “Instructions Related to Risk Management of Laundering and Terrorist Financing,” issued by the Colombian Financial Superintendency, as well as Law 599 of 2000 (Colombian Criminal Code, as amended).

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

Anti-money laundering provisions have been complemented with provisions aimed at deterring terrorism financing. For that purpose, by means of External Circular 26 of 2008, the Colombian Financial Superintendency has issued regulations requiring the implementation by financial institutions of a risk management system for money laundering and terrorism financing. These regulations emphasize “know your customer” policies and knowledge of customers and markets. They also establish processes and parameters to identify and monitor a financial institution’s customers. According to these regulations, financial institutions must cooperate with the appropriate authorities to prevent and control money laundering and terrorism.

In addition, the Colombian Financial Superintendency issued External Circular 27 of 2020, which includes several new provisions. Entities under surveillance must have effective FATF policies and procedures and must comply with the obligations on international lists binding for Colombia, foreign PEPs, and PEPs of international organizations. Therefore, such entities must have have the ability to consult such lists immediately prior to engaging a client, final beneficiary, supplier, shareholder or employee, as well as permanently during the contractual or legal relationship.

In any case, the scope of the customer knowledge procedures applicable to the employees, suppliers and administrators (in terms of article 22 of Law 222 of 1995) of the supervised entity, must include, as a minimum, compliance with the subnumeral 4.2.2.1.4 of the chapter, provided that such measure allows the supervised entity to carry out an adequate and effective management of FATF risk according to its FATF risk analysis.

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

Referendum to Amend the Chilean Constitution

Pursuant to Law No. 21,200 (effective December 24, 2019) and Law 21,221 (effective March 26, 2020), the Chilean Constitution was amended to entitle the President of the Republic of Chile (the “Republic”) to call for a referendum with the purpose of asking the citizens: (i) whether they would like a new Constitution and (ii) whether this potential new Constitution should be drafted by either a “Combined Constitutional Convention” (Convención Mixta Constitucional), comprised of 86 congressmen currently in office and chosen by the National Congress, and 86 popularly elected members—or a “Civic Constitutional Convention” (Convención Constitucional), exclusively composed of 155 popularly elected members. The referendum took place on October 25, 2020, and a wide majority of the Chilean voters chose to approve the drafting of a new constitution and voted in favor of having such document drafted by a Civic Constitutional Convention.

In accordance with these results, the President of the Republic called for elections of the 155 participants of the Civic Constitutional Convention which would have taken place on April 11, but due to the COVID-19 those were postponed until May 15 and May 16, 2021. This election will be made jointly with the election of regional governors, mayors, and municipal authorities..

However, due to the recent surge in COVID-19 cases in Chile, there has been a series of protocols and measures taken to ensure the safety of the elections. On March 17, 2021, Law No. 21,317 was published in the official gazette, amending the constitution by dividing the upcoming elections in two days, April 10 and April 11, 2021. Furthermore, on March 30, 2021, the government submitted to the Chilean Congress a bill of law that that has been recently approved and enacted Law No. 21,324 amending by suspending the upcoming elections of April, until May 15 and May 16, 2021.

The Civic Constitutional Convention shall draft and approve a proposal of new Constitution within nine months after its establishment, which may be extended only once for three additional months. The approval of the new constitutional provisions will require two thirds of the votes of the members of the Civic Constitutional Convention (i.e., 104 votes). The proposal of a new Constitution shall respect: (i) the State’s organization as a republic; (ii) the Republic’s democratic regime; (iii) all final judgments issued in the Republic; and (iv) the international treaties ratified by the Republic.

After the approval by the Civic Constitutional Convention of a new Constitution, the President of the Republic shall call for a third referendum asking the citizens whether they approve or reject said proposal. Finally, if this proposal is approved by the citizens, the eventual new Constitution will become effective after its publication in the Official Gazette; provided, however, that it may contain transitory provisions regarding certain matters.

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

Tax Reform and Future Changes in Chilean Tax Regulations

On February 24, 2020, Law No. 21,210 (the “Tax Reform”) was published in the Official Gazette, which introduces additional amendments and modifications to the Chilean tax system.

Pursuant to the Tax Reform and given that the Bank’s average annual amount of gross revenues would be higher than UF75,000, the Bank is subject to the partially integrated system where companies are subject to a corporate tax of 27%. Then, when the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 40%, against which only 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax. In any case, the final tax burden cannot exceed a rate of 44.45%. Nevertheless, a foreign holder shall be entitled to full corporate tax credit, if such holder is established in, domiciled in, or resident of a country with which Chile has a double taxation treaty in force or, until December 31, 2026, with which Chile has signed a double taxation treaty, although not in force, given that the foreign holder credits his tax residency under the Chilean IRS’s regulations on the matter. These regulations are currently contained in Exempt Resolution No. 151, issued on December 9, 2020, which provides the requirements that must be met by foreign investors and their tax certificates in order to be eligible for this benefit.

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

Lastly, pursuant to the current social and political agenda, it is expected that the Chilean government, based on a report prepared in January 2021 by a commission of experts, will introduce a new tax reform bill aimed at limiting tax exemptions and/or preferential tax treatments contained in the Chilean tax legislation, such as the exemption on capital gains arising from the sale of shares that are publicly traded and have a large presence on the stock exchange.

Amendment to the Consumer Protection Act

On September 13, 2018, Law No. 21,081 was published in the Official Gazette. This law, which entered into effect pursuant to a schedule that ranges between March 14, 2019 and September 13, 2020, amends the Consumer Protection Act in the following manner: (i) strengthens consumer organizations; (ii) substantially increases the fines applicable for breaching the Chilean Consumer Protection Act; (iii) increases the period of the statute of limitations for liability; (iv) amends procedures in several respects in order to make them more consumer-friendly; and (v) increases the inspection powers of the National Consumer Service (SERNAC).

Amendment to the Invoices Act

Law No. 19,893 (the “Invoices Act”) regulates invoices and their payment dates. The Invoices Act was amended by Law No. 21,131 (effective May 16, 2019) and by Law No. 21,217 (effective June 3, 2020). Pursuant to these amendments, all purchasers or recipients of good and services are obliged to pay the provision for such goods and services within a 30-day term following the receipt of the corresponding invoice issued by the relevant seller or supplier.

Exceptionally, the Invoices Act allows the parties of a sale and purchase agreement or equivalent (other than agreements between small and large-sized companies, as defined by Chilean law) to extend the abovementioned payment period as long as: (i) such extension (the “Extension”) is mutually agreed by the parties in writing; (ii) the Extension is registered before the Ministry of Economy within five business days from its execution; and (iii) the aforementioned extension does not imply the imposition of an abusive condition by the purchaser or recipient of the goods or services. Any Extension that does not comply with any of the prior requirements shall be deemed void and unwritten. Likewise, any condition or provision that intends to unduly delay the payment of the corresponding goods or services shall be deemed void and unwritten.

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

Amendments to Chilean Personal Data Protection Act

On February 28, 2020, Law No. 21,214 was published. This law went into effect on August 26, 2020 and amends the Chilean Personal Data Protection Act that governs the treatment and management of personal data of identified or identifiable individuals by public agencies and private entities in data banks and registries. This new law prohibits the manager of the data bank to publish or disclose the information related to student loans contracted to finance personal or third parties’ education.

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

Law Limiting the Liability of Users of Payment Methods in Loss, Theft, Robbery or Fraud Cases

Since April 2005, Law No. 20,009 has provided the Chilean legal framework governing the liability of cardholders in case of thefts, losses and robbery of his or her credit or debit cards. Under Law No. 20,009, to the extent a cardholder notifies the issuer of the loss, theft or robbery of its credit or debit cards, they will be exempt from liability in respect of transactions made after such notification; further the issuer of the card must provide evidence that the transactions were made by the cardholder. Although it is generally considered that this mechanism has worked adequately, on May 29, 2020, Law No. 21,234 went into effect. This law amended certain aspects of Law No. 20,009, establishing a new liability regime in cases of loss, theft, robbery or fraud of payment cards or other similar payment methods, as well as in cases of fraud in electronic transactions (collectively, the “Payment Methods”). Pursuant to such bill of law, users of a Payment Method may limit their responsibility in cases of loss, theft, robbery or fraud by providing notice thereof to the issuer of the applicable Payment Method. Upon such notice, the issuer of the applicable Payment Method shall be liable for all operations occurring thereafter. Further, with respect to operations that took place prior to the corresponding notice by a user and that a user denies to have approved or performed, the user shall make a claim in respect thereof within 30 business days from the notice mentioned above. Upon such claim, the issuer of the Payment Method shall (i) within five business days, cancel the charges or reimburse the funds in an amount of up to UF35 (Ch$1.0 million or US$1,431.6 million as of December 31, 2020); and/or (ii) with respect to amounts in excess of UF35 (Ch$1.0 million or US$1,431.6 million as of December 31, 2020) and within seven additional business days, cancel the charges, reimburse the funds or initiate judicial legal actions against the user, if the issuer has evidence that the user has acted with gross negligence or willful misconduct. If the issuer of a Payment Methods desires to contest the claim of a user, the issuer shall bear the burden of proof.

Law Regulating Financial Portability

On September 8, 2020, Law No. 21,236 went into effect. This law (which also amended the Consumer Protection Act) provides for a full set of provisions regulating financial portability with the main purpose of allowing individuals and small and medium size companies to contract for financial products or services with a new provider, allowing the termination of the financial products or services contracted with the initial provider. For these purposes, a provider corresponds to every insurance company, manager of mortgage loans, family allowance compensation fund (caja de compensación de asignación familiar), association of savings and credits (cooperativa de ahorro y crédito), any massive lending institution pursuant to the Chilean Money Loan Transactions Act and any other entity subject to the surveillance of the CMF.

Law Regulating Responsibilities of Market Agents

On April 13, 2021, Law No. 21,314, a part of the anti-abuse agenda, was published. This law regulates the responsibility and transparency requirements for market agents.

This law introduces various modifications to several legal provisions, but mainly to the Chilean Securities Market Act and the Chilean Corporations Act. The main modifications introduced by this law can be summarized as follows: (i) imposition of new information and transparency rules on stock markets, (ii) establishment of the prohibition against directors, managers, administrators and executives of a securities issuer (e.g. a public limited companies) directly or indirectly executing transactions over the securities issued by the issuer, (iii) imposing on the stock markets or securities exchanges the obligation to establish a real-time interconnection system among them in order to provide better service for investors, (iv) establishment of the prohibition against price manipulation, (v) establishment of new regulations for the relationships among related parties and delegation of power to the CMF to request information about the transactions made with these related parties and regulated companies, (vi) establishment of new regulations and responsibilities for social security advisors, and (vii) creation of the role of financial and social security advisors or entities that perform a financial and social security advisory function.

Bill Amending the Chilean Banking Act

A bill submitted on October 3, 2019, which remains at an early stage of discussion at the Chilean Congress, proposes to amend the Chilean Banking Act in respect of the termination of banking services agreements as follows: (i) imposing on banks the duty to deliver to their clients all the available information to assist them in the termination of such contracts; (ii) setting forth that the termination of such contracts must be completed within seven business days from the date of the client’s request of termination; (iii) prohibiting the collection of expenses and commissions related to the termination of such contracts; and (iv) imposing on banks the obligation to deliver to their clients upon the termination of the contract and payment of all outstanding obligations, all the security documents executed and those containing personal and commercial information about the client.

Bills Amending the Consumer Protection Act

Several bills have been submitted to the Chilean Congress containing amendments to the Consumer Protection Act in the following matters:

●	A bill submitted on March 1, 2021 and under discussion by the Chilean Congress proposes amendments to the Chilean Money Loan Transactions Act and the Criminal Code in order to prohibit compound interest imposed by companies (including banks) on individuals. This bill of law: (i) amends the Criminal Code by considering the collection of compound interest as usury, and (ii) modifies the Chilean Money Loan Transactions Act by prohibiting compound interest in respect of interest and default interest in money loan transactions. This bill is currently in a very early stage of discussion.
●	A bill submitted on December 11, 2019 and under discussion by the Chilean Congress amends the Chilean Consumer Protection Act and the Chilean Money Loan Transactions Act prohibiting: (i) compound interests in respect of interests and default interests in money loan transactions, even if none of the parties qualifies as a consumer; (ii) compound interests in any contract in which a consumer is a party; and (iii) the inclusion of early maturity provisions in a consumer contract. It should be noted that an earlier bill submitted on November 11, 2019 also proposes to amend the Chilean Money Loan Transactions Act prohibiting compound interests in money loan transactions below UF4,000 (Ch$116.3 million or US$163.608 million as of December 31, 2020).
●	A bill submitted on September 10, 2019 is currently under discussion in the Chilean Congress to amend the Consumer Protection Act in, among others, the following matters: (i) expanding the definition of consumer by eliminating the existing requirement that the consumer contract corresponds to an onerous act or agreement (acto jurídico oneroso); (ii) setting forth that the interpretation of the law and adhesion agreements (contratos de adhesión) must take into account the consumer’s protective purpose of the law and the imbalance of the contracting parties; and (iii) setting forth the commissions, prices and expenses that can and cannot be charged to the consumers in any financial product and credit services adhesion agreements (contratos de adhesión).
●	A bill submitted on August 5, 2019 is currently under discussion to amend the Chilean Consumer Protection Act to provide that the operational expenses arising from the renegotiation of mortgage loans will be borne by the loan provider.
●	A bill submitted on January 24, 2019 amends to Chilean Consumer Protection Act in the following manner: (i) provides as rights of the consumer of financial products or services those set forth in the Chilean Money Loan Transactions Act (which includes, among others, the prohibition to set forth in certain loan transactions, an interest rate higher than the conventional maximum interest rate (tasa máxima convencional)); (ii) authorizes consumers to prepay their loans notwithstanding the outstanding principal amount (it should be noted that another bill of law submitted on September 10, 2019 proposes to amend the Chilean Money Loan Transactions Act setting forth the debtor’s right to prepay its loans even against the lender’s approval, to the extent that the pre-payment includes the principal amount and the interests accrued thereon calculated as of the payment date);

(iii) eliminates the providers’ right to expressly prohibit consumers to exercise their withdrawal right in consumer contracts; (iv) imposes on providers the duty to inform consumers the means through which they can exercise their rights and how to terminate their contracts; and (v) prohibits the providers under adhesion agreements (contratos de adhesión) to provide conditions on consumers to exercise their rights or terminate a contract which are more burdensome than those required for their execution. Currently, this bill is in its third state of discussion in the Chamber of Representatives with extreme urgency.

Bill Amending the Chilean Money Loan Transactions Act in respect of the Conventional Maximum Interest Rate

A bill submitted to the Chilean Congress on December 9, 2019 proposes to amend the Chilean Money Loan Transactions Act by reducing the conventional maximum interest rate (tasa máxima convencional) applicable to certain loan transactions, including those in Chilean pesos with a principal amount of up to UF200 (Ch$5.8 million or US$8,180.4 million as of December 31, 2020).

Though this particular bill has not been discussed since its submission to the Chilean Congress, a bill with a similar content was submitted to the Chilean Congress on July 1, 2020, proposing a transitory limitation of the conventional maximum interest rate until December 31, 2020. However, this bill has also not been discussed since its submission.

Bill Amending the Chilean Insolvency Act

A bill submitted to the Chilean Congress on August 14, 2019 proposes to amend the Chilean Insolvency Act setting forth special requirements in order for individuals over 60 years of age to be subject to a renegotiation procedure (aimed to assist debtor and creditors in reaching an agreement for renegotiation the former’s debt). This bill is currently in its second stage of discussion at the Economy Commission of the Chamber of Representatives.

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

Bill Regulating Expenses Associated with Execution and Liquidation of Money Loan Transactions

On May 19, 2020, a bill was submitted to the Chilean Congress proposing a series of amendments and modifications to several acts regarding expenses associated with the execution and liquidation of money loan transactions. These amendments can be summarized as follows: (i) amends the Consumer Protection Act in terms of prohibiting the transfer to the consumer of extrajudicial debt collection costs. Such costs would have to first be proved before the civil courts like other damages; (ii) modifies the Consumer Protection Act by expressly regulating the operational costs in the procurement of financial products; and (iii) amends the Chilean Money Loan Transactions Act in terms of limiting the maximum amounts of prepayment commissions and default interest for loan transactions below UF5,000. This bill is currently in early stages of discussion.

Draft on Regulation Amending the Report of Social Responsibility and Sustainable Development

On December 2, 2019, the CMF published for comments a draft regulation on new information requirements regarding social responsibility and sustainable development (ESG), that would be applicable for all security issuers registered in Chile. As a continuation of this process, on March 22, 2021, the CMF submitted a new version of such draft regulation reflecting the comments received as well as the advances on the subject matter were observed at the international level during 2019 and 2020. This regulation seeks to broaden the scope of information that security issuers are obliged to disclose on their annual reports (memorias anuales) by amending General Rule No. 386, which in turn amends General Rule No. 30. This draft regulation provides for the obligation to deliver information on: (i) economic impact; (ii) environmental sustainability benchmarks; and (iii) social sustainability benchmarks. The draft regulation contemplates a restructuring of the current annual report, incorporating ESG issues in a comprehensive manner throughout such report. The new annual report proposal is structured based on an approach that starts with the governance of the entity, its strategy, risk management system, and is complemented by the disclosure of specific indicators and goals. The rationale for the changes is that the new annual report would make it possible to disclose the way in which the entity structures its corporate governance, defines the strategy to achieve its objectives, and determines, identifies and manages material risks.

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

Amendments to Allow Withdrawal of 10% of the Pension Funds Administered by Pension Funds Managers

On April 20, 2020, the first bill proposing an amendment to the Chilean constitution to allow individuals to exceptionally request a one-time withdrawal of 10% of their pension funds administered by the Chilean pension fund management companies (Administradoras de Fondos de Pensiones, or AFP) due to the adverse economic and social effects of the COVID-19 pandemic was submitted to the Chilean Congress. This first bill was enacted into Law No. 21,248 on July 30, 2020, which introduced a transitory provision in the Chilean constitution in order to allow this one-time withdrawal that could be requested by the individual until 365 days after the publication of the law.

Considering that the adverse effects of the COVID-19 pandemic persisted during 2020, on August 27, 2020, several congressmen presented a second bill of law to amend the Chilean constitution and allow individuals to withdraw another 10% of their pension funds. However, since this bill was initiated by congressmen and has other constitutional and validity issues, the Constitutional Tribunal declared the unconstitutionality of the bill.

Nevertheless, on November 11, 2020, the President of the Republic submitted to the Chilean Congress a third bill proposing to allow a second withdrawal by individuals of 10% of their pension funds. This bill was enacted into Law No. 21,295 on December 10, 2020, with similar conditions to the ones described under Law No. 21,248 except that it was not enacted as an amendment to the Chilean constitution.

Finally, since December 15, 2020, there have been five new bills submitted by congressmen that propose to allow a third withdrawal of 10% of the pension funds. These bills are currently in an advanced stage of discussion and have been recently merged for joint discussion. These bills are distinguishable from each other in terms of setting different limits to the minimum and maximum amount that people would be able to withdraw, the scope of beneficiaries of this amendment, and the specific means of amending the Chilean constitution in light of the resolution of Constitutional Tribunal mentioned above.

Government Actions to Address COVID-19

On March 19, 2020, the President of Chile declared constitutional state of emergency under catastrophic circumstances. According to articles 41 and 43 of the Chilean Constitution, under a constitutional state of emergency the President of Chile is entitled to: (i) restrict the freedom of movement and the right of assembly, (ii) establish limitations to property rights, (iii) requisition of goods, and (iv) adopt extraordinary administrative measures that are necessary for the prompt recovery of normal conditions in the affected zones. This state of emergency has been extended until June 30, 2021 by means of Decree No. 72 of March 13, 2021.

In order to address the financial implications of the COVID-19 outbreak, Chilean financial authorities, including both the Central Bank and the CMF, have taken, and continue to take an array of measures at the beginning of the COVID-19 pandemic. The following is a summary of the measures that regulatory authorities have taken in Chile to address the consequences of the COVID-19 pandemic on the Chilean economy:

●	A first package of measures was presented by the Chilean government on March 17, 2020, including the following: (i) an employment protection initiative that allows employees to retain their employment contracts and employee labor rights, while receiving a partial wage financed through the unemployment insurance fund; (ii) a capital injection of US$0.5 billion to Banco del Estado de Chile that would raise its credit capacity (to provide financing to individuals and SMEs) by close to US$4.4 billion; (iii) a special bonus for workers without a formal employment relationship that would benefit nearly three million people; (iv) a municipal solidarity fund focused on alleviating reduced SME revenue during the emergency; (v) the elimination of the stamp tax for six months, applicable to all new credit operations; (vi) and the fast-tracking of payments to government suppliers to within 30 days after delivery of product or service;
●	The Central Bank of Chile’s easing of the policy rate by 125 basis points to 0.5%, the launching of a first-round financing facility (FCIC) to banks for close to 10% of the Chilean GDP, and a bank bond purchasing program of US$8 billion (just over 3% of the Chilean GDP). The Central Bank has also announced a third phase of its bank financing facility (FCIC). The third phase contemplates an amount of US$10 billion (around 4% of GDP) over a six-month period. The second FCIC phase expired in February 2021 and was underutilized for an amount comparable to the new tranche (with just over US$5 billion of the US$16 billion program used). The Central Bank of Chile questioned whether the limited use of the second phase by the financial system was reflective of structural damage inflicted by the crisis, or if adjustments could be made to increase uptake. The rate paid by banks on this credit facility will be the policy rate at the time (0.5%);
●	A second package was announced by the Chilean government on April 8, 2020, considering two key areas: protecting economic activity and protecting income, especially for workers without a formal employment relationship. This package includes the Chilean government guarantee of 48-month credit lines to SMEs. The total guarantees provided by the Chilean government could reach US$3 billion (just over 1% of the Chilean GDP) and will grant preferential interest rates on new loans by addressing credit risk concerns. Collateral offered by the Chilean government decreases with a firm’s annual sales, with new credit channeled through the banking sector available until September. Banks will need to reschedule other credit lines held by the respective recipients at such banks for the duration of the COVID-19 credit line period. Firms receiving this working capital injection are not able to use it to pay other credit lines, but rather to pay for ongoing operations (e.g., salaries, providers, rent, etc.). Preliminary estimates are close to US$24 billion in new credit, which would imply up to a 20% increase in outstanding commercial loans (or 10% of the Chilean GDP);

●	An initiative to provide income for those workers without a formal employment relationship who do not hold unemployment insurance, supported by a US$2 billion fund (just under 1% of the Chilean GDP);
●	A new fiscal package for US$5 billion, with new additional resources committed closer to an additional US$3 billion. As a result, Chile’s debt is set to accelerate even further. In addition to the measures adopted to address the pre-existing social demands (2% of the Chilean GDP, including increased pensions, minimum wages as well as infrastructure repair), the combined coronavirus stimulus packages adds further pressure to the fiscal accounts, raising the likelihood of a credit rating downgrade. Last month, Fitch changed its outlook to negative on its 'A' rating. While the government of Chile retains a very strong balance sheet and holds significant financial buffers (SWFs), the planned expenditure path means debt stabilizing in coming years is unlikely. The fiscal impulse from the coronavirus measures (phase I and II) is expected to be equivalent to approximately US$5.5-7 billion or approximately 2%-3% of the Chilean GDP, taking the fiscal deficit to 7.4% of GDP in 2020;
●	The issuance, since March 18, 2020, by the CMF of several regulations requesting its supervised entities to provide any material information on the financial and operational effects that may have been caused by the outbreak of COVID-19 in Chile and to timely implement their contingency plans, postponing the obligation of supervised entities to submit their financial statements in March, extending in an additional 18-month period the one-year term during which banks must sell goods received as payment of debts between March 1, 2019 and September 30, 2020, amending the treatment of the guarantees constituted by banks in the context of bilaterally cleared derivative transactions and announcing measures guaranteeing greater flexibility of the financial system (e.g., postpone the implementation of Basel III requirements for one year and maintaining the current general regulatory framework for banks capital requirements until December 2021, authorize banks to extend up to six months the maturity of loans granted to consumers and small and medium-sized enterprises, and to use mortgage guarantees’ surpluses to secure such loans and facilitate banks in certain circumstances and until July 31, 2020 to reschedule loans without implementing additional provisions); and
●	The enactment of Law No. 21,225, which sets forth several measures part of an extraordinary economic plan to combat the economic consequences of COVID-19, including the stamp tax reduction to 0% rate between April 1, 2020 and September 30, 2020.
●	Legislative adjustments have provided the Central Bank of Chile the ability to purchase Chilean Treasury bonds in the secondary market, under exceptional and transitory circumstances. The IMF approved the Central Bank’s 2-year precautionary flexible credit line for US$23.9 billion.
●	Following increased restrictions implemented to counter the second COVID-19 wave, which from March 25, 2021 saw close to 70% of the population (almost 14 million people) placed under the strictest lockdown measure, the government announced additional support measures worth US$6.2 billion (2% of GDP). The plan focuses on: 1. improving the income of households affected by lockdowns (enhancing and extending the Family Emergency Income benefit by two months until June 2021); 2. boosting support to the middle class (creating a middle class income supplement; establishing a soft, interest-free loan program; creating a transfer program for transport workers; and delaying property tax payments for certain real estate); 3. improving employment protection programs (extending unemployment insurance benefits; extending and enhancing employment subsidies, with focus on women, youth, and disabled workers); 4. enhancing support to SMEs (pardoning interests and fines on outstanding local taxes, postponing alcohol and operational license payments, as well as loan payments with state-owned Banco Estado, among other measures); and 5. boosting health expenditures by US$300 million, aimed at improving testing, contact-tracing, and vaccine purchases. The additional expenditure, which builds on the US$12 billion COVID-19 fund agreed last year (around half is yet to be spent), would be funded with higher copper revenue and use of the Economic and Social Stabilization Fund (FEES), which was worth US$9 billion at the close of 2020 (US$12.2 billion in 2019).
●	Legislation led to the partial withdrawal of pension funds, with over US$35 billion (nearly 15% of GDP) being released through two episodes of 10% extractions. A third withdrawal proposal is being discussed. The subsequent liquidity injection has resulted in a consumption-led economic recovery in Chile.

COLOMBIAN BANKING REGULATION AND SUPERVISION

Colombian Banking Regulators

Pursuant to the Colombian Constitution, the Colombian Congress has the power to prescribe the general legal framework within which the government may regulate the financial system. The agencies vested with the authority to regulate the financial system are the board of directors of the Central Bank of Colombia, the Colombian Ministry of Finance and Public Credit, the Colombian Financial Superintendency, the SIC, the Normative Projection and Financial Regulation Studies Unit (Unidad de Proyección Normativa y Estudios de Regulación Financiera – URF), the Deposit Insurance Fund (Fondo de Garantías de Instituciones Financieras - FOGAFIN) and the SRO.

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

Colombian Financial Superintendency

The Colombian Financial Superintendency is the authority responsible for supervising and regulating financial institutions, including commercial banks such as Itaú Corpbanca Colombia, finance companies, financial services companies and insurance companies. The Colombian Financial Superintendency has broad discretionary powers to supervise financial institutions, including the authority to impose fines on financial institutions and their directors and officers for violations of applicable regulations and certain judicial attributions regarding controversies among customers and banks. The Colombian Financial Superintendency can also conduct on-site inspections of Colombian financial institutions.

The Colombian Financial Superintendency is also responsible for monitoring and regulating the market for publicly traded securities in Colombia and for monitoring and supervising securities market participants, including the Colombian Stock Exchange, brokers, dealers, mutual funds and issuers.

Financial institutions must obtain the prior authorization of the Colombian Financial Superintendency before commencing operations.

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

The sanctions of SRO can coexist with the sanctions of the Colombian Financial Superintendency. Itaú Corpbanca Colombia and Itaú Asset Management Colombia are members of the SRO and are subject to its regulations.

Normative Projection and Financial Regulation Studies Unit (Unidad de Proyección Normativa y Estudios de Regulación Financiera – URF)

The URF, within the policy framework established by the Colombian Ministry of Finance and Public Credit and without prejudice to the Board of Directors of the Colombian Central Bank, is responsible for the preparation of regulations for the exercise of the power of regulation in exchange matters and monetary, credit, regulation and intervention in financial, stock market, insurance activities and any other activities related to the management, use and investment of the resources captured from the public, for their subsequent issuance by the Colombian government.

Deposit Insurance Fund - FOGAFIN (Fondo de Garantías de Instituciones Financieras)

FOGAFIN is in charge of protecting the savings of citizens deposited in banks, financial corporations, financing companies, and companies specialized in SEDPEs that, by obligation, are registered in FOGAFIN. FOGAFIN is part of the Safety Network of the Colombian Financial System, made up of the Colombian Ministry of Finance and Public Credit, the Colombian Central Bank and the Colombian Financial Superintendency.

To protect the public’s savings and thereby ensure the stability of the financial sector, FOGAFIN applies, if necessary, different support operations to its registered entities to reduce or minimize the adverse effects of crisis situations in the financial system; administers and pays out deposit insurance; and monitors financial entities in possession and in liquidation of such funds.

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

Currently, Decree 2555 sets forth, among other things:

●	that Technical Capital is the sum of ordinary primary capital (Patrimonio Básico Ordinario or Common Equity Tier One), additional primary capital (Patrimonio Básico Adicional or Additional Tier One), and secondary capital (Patrimonio Adicional or tier two capital);
●	the criteria for debt and equity instruments to be considered ordinary primary capital, additional primary capital and secondary capital. The Colombian Financial Superintendency will review whether a given instrument adequately complies with these criteria in order for an instrument to be considered tier one, additional tier one or tier two capital, upon request of the issuer. Debt and equity instruments that have not been classified by the SFC as ordinary primary capital or secondary capital, will not be considered tier one, additional tier one or tier two capital for purposes of capital adequacy requirements;
●	the minimum total solvency ratio of 9% of the financial institution’s technical capital divided by total risk-weighted assets; however, each entity must also comply with a minimum basic solvency ratio of 4.5%, which is defined as the ordinary primary capital after deductions divided by the financial institution’s total risk-weighted assets. In addition, solvency ratios must be met individually, by each credit institution, and must be met and monitored on a consolidated basis;
●	that the calculation of the total solvency ratio will take into account operational risk; however the Colombian Financial Superintendency has not yet defined the methodology to be used to estimate such effect; and

●	that credit institutions are able to include hybrids instruments designed to have characteristics of a fixed income and characteristics of equity market security, as part of its basic additional capital.

When the solvency ratio of a financial institution is below 10%, the Colombian Financial Superintendency implements a closer supervision on banking activities of the entity based on the supervision policy implemented by the Colombian Financial Superintendency. If a bank fails to comply with the capital adequacy requirements applicable to Colombian financial institutions, it may be subject to certain penalties and sanctions that are graduated depending on the level of compliance failure, and which may include an administrative take-over by the government with the purpose of administration or liquidation.

Minimum Capital Requirements

The minimum capital requirement for banks on an unconsolidated basis set forth in the Financial System Organic Act was COP$93,829 million (Ch$20,066 million) for 2018, COP$96,813 million for 2019, COP$100,492 million (Ch$20,503 million) for 2020 and COP$102,110 million (Ch$20,037 million) for 2021. Failure to meet such requirement can result in the relevant financial institution take over (Toma de Posesión) by the Colombian Financial Superintendency. Minimum capital requirements are adjusted in January each year based on the inflation percentage for the precedent year. The capital requirements for each type of financial institution (financial corporations, financing companies, trust companies, etc.) are different, with banks having the highest minimum amount. Additionally, there are capital requirements above this minimum for the purposes of credit exposure and derivatives transactions.

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

Deposit Insurance

In Colombia, the deposit insurance fund, FOGAFIN (Fondo de Garantías de Instituciones Financieras), guarantees up to COP$50 million (US$14,353.2 as of December 31, 2020) per person, for each institution calculated as the aggregate amount of time, savings and demand deposits held by individuals in a Colombian financial institution. Payment will be made in case of an administrative compulsory liquidation of the financial institution.

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

Credit institutions must maintain reserves of 8% over the following deposits, cash demands and other passive obligations:

●	Private demand deposits;
●	Government demand deposits;
●	Other deposits and liabilities; and
●	Savings deposits.

In addition, credit institutions must maintain reserves of 3.5% for term deposits with maturities fewer than 18 months and 0% for term deposits with maturities of more than 18 months.

Credit institutions may maintain these reserves in their accounts at the Central Bank of Colombia, or cash.

Marginal reserve requirements were eliminated by the Central Bank of Colombia in 2008. Since 2009, the reserve requirements have no remuneration.

Also, pursuant to the Circular Básica Contable y Financiera (Basic Accounting and Financial Circular) , to measure liquidity risk exposure on internal models, banks are required to calculate a liquidity risk indicator (LRI) accumulated for the band periods of 7, 15 and 30 days, as established by the Colombian Financial Superintendency’s standard model.

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

Non-Performing Loan Allowance

The Colombian Financial Superintendency maintains guidelines on non-performing loan allowances for financial institutions. This information has been provided in order to provide the reader with a more in-depth analysis. Notwithstanding, our allowance and provision for loan losses as recorded in our consolidated financial statements included herein have been determined in accordance with IFRS.

Recent Regulatory Developments in Colombia

Tax Reform (2018-2020)

On December 28, 2018, the Colombian Government approved a tax reform under Law No. 1943. This tax reform was replaced by Law No. 2010 on December 27, 2019; however, most provisions in Law No. 1943 remain in Law No. 2010. The most relevant features of this reform are the following:

●	General income tax rate will be reduced from 37% in 2018 down to 30% in 2022 as follows:

			2022 and
	2020	2021	following years
General tax rate	32%	31%	30%
Surcharge(*)	—	—	—
Total	32%	31%	30%

●	Financial entities are subject to a corporate income tax rate of 36% in 2020, 34% in 2021 and 33% in 2022, provided that net taxable income amounts to approximately U.S $1.1 million in the corresponding taxable year. However, the Colombian government has announced that the corporate income tax rate for financial entities will maintain at 31% in the new tax reform bill presented to the Colombian Congress in April 2021.

●	As of 2019, input VAT in the acquisition of fixed assets may be treated as a tax credit and may be offset against the income tax due.
●	As of 2019, the thin capitalization rule will apply only to indebtedness between related parties. In order to determine the non-deductible interest, the debt-to-equity is to 2:1. For the deductibility of interest, taxpayers will have to prove to the Colombian Tax Administration, upon request, that there is no indebtedness between related parties through back-to-back operations or any other kind of operation in which the creditor is a substantially related party. In such case, the parties involved in the operation may be jointly liable for the taxes, sanctions and interest.
●	The tax rate on dividends distributed to foreign companies, out of profits that were taxed at the corporate level was set at 10% in 2020 and onwards.
●	The dividends distributed between Colombian companies were subject to a 7.5% withholding tax rate, which may be offset as a tax credit by the beneficial owner (either an individual tax resident or a foreign investor). Dividends distributed among Colombian entities duly registered as a corporate group or under a controlled situation (situación de control) before the Chamber of Commerce would not subject to withholding tax. In fiscal year 2018, dividends distributed among Colombian companies, out of profits that were taxed at the corporate level, were not subject to withholding tax.
●	A new wealth tax (impuesto al patrimonio) applied and will apply to individuals and certain foreign investors in 2019, 2020 and 2021.
●	As of 2019, Colombia may levy a capital gains tax on the sale of shares of a non-Colombian entity when such non-Colombian entity owns assets/shares in Colombia (enajenaciones indirectas).
●	Entities and individuals involved in operations considered as tax abuse or tax fraud by the Colombian Tax Administration may be jointly liable for the taxes, sanctions and interest, pursuant to Section 793 of the Colombian Tax Code.
●	Private equity funds and collective investment funds remain as non-taxpayers and its beneficiaries may defer the realization of the income when certain conditions are met.
●	The percentage of liquid equity to calculate “assumed income” (renta presuntiva) decreased from 3.5% to 0.5% in 2020 and 0% as of 2021.

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

Abusive Contract Clauses and Practices

On May 26, 2016, the Colombian Financial Superintendency issued its Circular No. 18, which modified the then-current instructions related to abusive contract clauses and practices. The circular forbids certain practices that were considered abusive by the Colombian Financial Superintendency, as well as those practices informed by the Financial Consumer Defenders. Financial institutions were given a maximum term of six months from the entry into force of the circular to adjust their contracts and practices to its instructions.

Total Unified Value (Valor Total Unificado or VTU)

On July 12, 2016, the Colombian Financial Superintendency issued its External Circular Letter No. 23, setting forth instructions related to the obligation of banking entities to report to their clients a “Total Unified Value” (Valor Total Unificado or VTU) of active and passive operations, when offering basic services and an “Annual Report of Total Costs” (Reporte Annual de Costos Totales or RACT). The purpose of this circular was to: (i) update and harmonize the instructions related to the scope, content and form of delivery of the RACT, and the basic services package; (ii) incorporate the components to be taken into account for the calculation and reporting of “Total Unified Value in Active Transactions” (Valor Total Unificado de Operaciones Activas or VTUA) and “Total Unified Value in Passive Transactions” (Valor Total Unificado de Operaciones Pasivas or VTUP); and (iii) establish the method of calculation of the VTUA and VTUP.

Interruptions of Services

On August 3, 2016, the Colombian Financial Superintendency issued its External Circular No. 28, setting forth instructions applicable to all financial sector companies in connection with events that generate interruptions of services and that prevent operations from being carried out by clients. The circular aimed to guarantee that clients are informed of these interruptions and have mechanisms to guarantee the effective exercise of their rights. The circular also includes instructions related to: (i) the information that credit institutions must provide to clients when encountering interruptions in the provision of services; and (ii) the general requirements regarding security and quality of information.

Requirements for Trust Products

On July 27, 2016, the Colombian Financial Superintendency issued its Circular No. 024, which established the minimum requirements for trust products linked to the development of real estate projects, accountability and the process of commercialization of the participation in any trust fund. The circular also sets forth the information that must be provided to financial consumers of trust products of any kind. For this purpose, the Colombian Financial Superintendency published an ABC on business trust about real estate projects providing general guidance to those interested in this class of investment.

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

Accessibility for People with Disabilities

On March 31, 2018, the Colombian Financial Superintendency issued External Circular No. 008, which amended the Basic Legal Circular regarding the system of attention to financial consumers in situation of disability.

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

In February 2020, the Colombian Ministry of Finance and Public Credit issued Decree 222 of 2020 that modifies Decree 2555 which regulates, among other instruments, low-amount deposits, low-amount credits, correspondents and microcredit. This decree was created to channel resources during the COVID-19 pandemic. One of the features is, among others, that people will be able to open low-amount demand deposits in SEDPEs and cooperatives with specific characteristics of the amount through a simplified procedure.

On April 11, 2020, the Colombian Financial Superintendency issued External Circular No. 15 to impart instructions related to the treatment of resources injected by the Colombian government through SEDPEs within the framework of the Solidarity Income Program. This regulatory instrument was later amended by the External Circular No. 32, to add new instructions related to abusive practices and the automatic debit.

Publication of the Current Banking Interest Rate

Beginning on September 1, 2017, the Colombian Financial Superintendency started publishing the current banking interest rate (Interés Bancario Corriente) on a monthly basis, and not on a quarterly basis as previously.

Financial Conglomerates

On September 21, 2017, Law 1870 was enacted. This law establishes that financial holdings will be subject to the inspection and oversight of the Colombian Financial Superintendency under the terms of said law and of the decrees issued in the future for this regulation. A financial holding is understood as any legal person or investment vehicle that exercises the first level of control or significant influence over the entities that make up the financial conglomerate. Furthermore, this law gives the Colombian Financial Superintendency the faculty to request information regarding the members of the financial conglomerate to verify if they meet requirements regarding: (i) the appropriate levels of capital; (ii) solvency margins; (iii) with exposure limits; and (iv) concentration risks. Also this law permits the Colombian

Financial Superintendency to verify if each member entity of the conglomerate complies with applicable regulations in relation to: (i) risk management; (ii) internal control; (iii) disclosure of information; (iv) conflicts of interest; and (v) corporate governance. Such requirements will not be applicable if the foreign financial holding proves to the Colombian Financial Superintendency that is already subject to an equivalent regime of prudential regulation and consolidated supervision.

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

In addition, the Colombian Financial Superintendency issued (i) External Circular No. 012 of 2019, regarding appropriate levels of capital for financial conglomerates and (ii) External Circular No. 013 of 2019 giving instructions related to the Risk Management Framework for Financial Conglomerates (Marco de Gestión de Riesgos para los Conglomerados Financieros).

Finally, the CFS issued External Circular No. 030 of 2020, which sets forth rules applicable to related parties, exposure limits and concentration of risks of financial conglomerates. External Circular No.041 of 2020 further modifies existing rules to control aggregate exposure limits and risk concentration between entities of a financial conglomerate and their related parties.

Modification of the Initial Conditions of Credits

On September 29, 2017 the Colombian Financial Superintendency issued External Circular No. 026, which provides guidelines for the management of credits of which the initial conditions have been modified, based on potential or real deterioration in the debtor’s payment capacity, in order to standardize the existing policies regarding this type of credit.

Mutual Funds Portfolio Investments

On December 20, 2017, the Colombian Financial Superintendency issued its external Circular No. 037 which sets forth instructions with the objective of updating the existing valuation methodologies for the valuation of the assets that make up the portfolios of mutual funds.

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

On December 19, 2019, the Colombian Financial Superintendency modified Chapter XVIII of its Basic Financial Circular to adjust the requirements for the management and measurement of risks associated to transactions in derivative operations and structured products. The financial institutions were required to implement these modifications by December 31, 2020.

In addition, in March and April of 2020, the Colombian Financial Superintendency issued instructions related to the strengthening of operational risk management and the adoption of measures to mitigate negative effects in response to the adverse financial and economic impact of the COVID-19 pandemic.

Withdrawal of Money

On June 9, 2017 Law 1836 was enacted. The law obliges financial institutions to provide a free form of withdrawal of money to the beneficiaries in the deposit agreements. The Colombian Financial Superintendency will be in charge of ensuring compliance with this legal duty.

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

Access to the Financial System for Former Members of FARC

On April 2, 2018 the Colombian Financial Superintendency issued External Circular No. 005, which sets forth rules governing the integration into the financial system of former FARC members who have taken part in a process of reincorporation into civil life, and of any legal entity in which they may be part as shareholders, contributors or members.

Electronic Savings Accounts

On April 26, 2018 the Colombian Ministry of Finance and Public Credit issued Decree No. 720, amending Decree No. 2555, regarding the characteristics of the electronic savings accounts.

Capital Adequacy levels for Financial Conglomerates

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

Resolution Plans and Coordination Mechanisms

On May 28, 2018 the Colombian Ministry of Finance and Public Credit issued Decree No. 923, amending Decree No. 2555, which incorporates a chapter implementing the resolution plans and coordination mechanisms, which must be presented by the entities supervised by the Colombian Financial Superintendency to foresee the strategy, resources, action guide processes and procedures adopted by these entities, in order to deal with situations of financial stress that are considered material in a timely and adequate manner.

Cybersecurity and Technology

On, June 5, 2018, the Colombian Financial Superintendency issued External Circular No. 007, which sets the minimum requirements that must be set by entities supervised by the Colombian Financial Superintendency in their management systems for cybersecurity risks.

In addition, in 2019, the Colombian Financial Superintendency issued the following regulations: (i) External Circular No. 005, regarding the minimum requirements for the use of cloud services by its supervised entities; (ii) External Circular No. 006, which provides instructions related to safety and quality of operations using QR codes; and (iii) External Circular No. 029, which sets forth the minimum security and quality requirements for carrying out operations, access and information for financial consumers and the use of biometric factors.

In addition, the Colombian Financial Superintendency issued External Circular 033 of 2020 which (i) regulates the minimum requirements for the management of information security and cybersecurity and (ii) defines the single taxonomy for the reporting of cybersecurity incidents by adopting the Traffic Light Protocol (TLP) for the report of cyber incidents to the Colombian regulator.

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

In addition, on August 6, 2019, the Colombian Ministry of Finance and Public Credit issued Decree No. 1421, amending Decree No. 2555, regarding capital adequacy requirements by operational risk for credit institutions. This Decree, among other matters, provides a formula for calculating the operational exposure value, using a business indicator (indicador de negocio) multiplied by the coefficient of operational risk (coeficiente de riesgo operacional) and by the internal loss (indicador de pérdida interna).

Financial institutions were required to comply with Decrees No. 1477 and No. 1421 no later than January 1, 2021, except on the matters regarding the additional primary solvency ratio and the buffers, which will have a gradual implementation in a four-year term, from January 2021 until January 2024.

Investments in Companies of Innovation and Financial Technology

On December 27, 2018, the Colombian Ministry of Finance and Public Credit issued Decree No. 2443, amending Decree No. 2555, authorizing credit establishments to invest in companies, which sole purpose is to develop and /or apply innovations and technology related to the corporate purpose of the investing credit establishment.

Draft Bill Presented to the Colombian Congress for the Modernization of Payment Systems and Capital Markets Development

On March 23, 2021, the Colombian Ministry of Finance and Public Credit presented a bill to the Colombian Congress. The bill was based on the Colombian public policy for a greater development of the financial system between 2020 and 2025 and also in accordance with the recommendations of the 2019 Capital Market Mission. The bill is divided into four major chapters: (i) promote payment systems and financial inclusion; (ii) develop the capital markets; (iii) modernize some subsectors of the financial system and (iv) strengthen the institutional framework of the financial authorities, according to the Ministry of Finance and Public Credit. Thus, it is proposed that there be a single regulator with greater capacities to promote universal, efficient and secure access to payment systems. The Ministry of Finance and Public Credit, with the support of the Financial Regulation Unit (URF), will have a broad authority for this purpose. Likewise, the supervision of payment actors is assigned to the Colombian Financial Superintendency to ensure a homogeneous standard. In addition, it is proposed to update the subsidy dispersal scheme in accordance with the experience acquired during the COVID-19 pandemic, in order to improve the targeting of public policy and make the actions of the Colombian Government more efficient.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our consolidated financial statements as well as “Item 5. Operating and Financial Review and Prospects.” Unless otherwise indicated, financial data in the following tables as of December 31, 2018, 2019 and 2020 has been expressed in Chilean pesos as of December 31, 2020. The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s CPI.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the years ended December 31, 2018, 2019 and 2020.

	Year Ended December 31,
	2018				2019				2020
			Average	Average			Average	Average			Average	Average
	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real
	Balance	Earned	Rate	Rate	Balance	Earned	Rate	Rate	Balance	Earned	Rate	Rate

	(in millions of Ch$ except for percentages)
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	127,534	1,778	1.4%	(1.2)	93,607	—	—	(2.5)%	1,326,438	2,708	0.2%	(2.7)%
UF	—	—	—	—	—	—	—	(3)%	—	—	—	—
Foreign currency	8,528	—	—	10.2%	16,902	—	—	10.2%	25,104	861	3.4%	8.2%
Total	136,062	1,778	1.3%	(0.5)%	110,509	—	—%	(0.6)%	1,351,542	3,569	0.3%	(2.5)%
Financial investments
Ch$	821,238	29,658	3.6%	1.0%	1,234,023	36,786	3.0%	0.4%	2,082,428	24,088	1.2%	(1.8)%
UF	704,707	26,354	3.7%	1.1%	537,620	17,979	3.3%	0.7%	735,578	22,051	3.0%	—%
Foreign currency	1,460,155	64,321	4.4%	15.0%	1,057,750	39,888	3.8%	14.4%	964,450	32,899	3.4%	8.2%
Total	2,986,100	120,333	4.0%	7.9%	2,829,393	94,653	3.3%	5.7%	3,782,456	79,038	2.1%	1.1%
Total loans
Ch$	5,977,972	572,181	9.6%	6.8%	6,070,912	553,481	9.1%	6.4%	6,456,845	475,776	7.4%	4.2%
UF	7,778,882	453,513	5.8%	3.1%	8,339,123	476,859	5.7%	3.0%	8,911,447	449,809	5.0%	2.0%
Foreign currency	7,226,952	582,271	8.1%	19.1%	7,829,584	628,795	8.0%	19.0%	8,093,776	530,497	6.6%	11.5%
Total	20,983,806	1,607,965	7.7%	9.7%	22,239,619	1,659,135	7.5%	9.6%	23,462,068	1,456,082	6.2%	5.9%
Interbank loans
Ch$	116,340	3,372	2.9%	0.3%	99,005	2,564	2.6%	(0.0)%	84,917	736	0.9%	(2.1)%
UF	—	—	—	—	—	—	—%	—	—	—	—%	—%
Foreign currency	87,332	1,642	1.9%	12.3%	93,205	1,797	1.9%	12.3%	55,626	805	1.4%	6.2%
Total	203,672	5,014	2.5%	5.4%	192,210	4,361	2.3%	6.0%	140,543	1,541	1.1%	1.2%
Investment under resale agreements
Ch$	103,654	2,782	2.7%	0.1%	64,142	1,451	2.3%	(0.3)%	85,353	1,959	2.3%	(0.7)%
UF	—	—	—	—	—	—	—%	—	—	—	—	—
Foreign currency	42,789	2,206	5.2%	15.9%	68,774	3,543	5.2%	15.9%	63,936	1,608	2.5%	7.3%
Total	146,443	4,988	5.2%	4.7%	132,916	4,994	3.8%	8.1%	149,289	3,567	2.4%	2.7%
Other interest earning assets
Ch$	113	—	—	10.2%	122,904	455	0.4%	(2.2)%	229,507	383	0.2%	(2.8)%
UF	—	—	—	—	—	—	—%	—	—	—	—	—
Foreign currency	579,539	(761)	(0.1)%	10.1%	845,938	10,042	0.9%	11.2%	1,077,850	5,494	0.5%	5.2%
Total	579,652	(761)	(0.1)%	10.1%	968,842	10,497	1.1%	9.5%	1,307,357	5,877	0.4%	3.8%
Total interest earning assets
Ch$	7,146,851	609,771	8.5%	5.8%	7,684,592	594,737	7.7%	5.0%	10,265,488	505,650	4.9%	1.9%
UF	8,483,589	479,867	5.7%	3.0%	8,876,743	494,838	5.6%	2.9%	9,647,025	471,860	4.9%	1.8%
Foreign currency	9,405,295	649,679	6.9%	17.8%	9,912,152	684,065	6.9%	17.8%	10,280,742	572,164	5.6%	10.5%
Total	25,035,735	1,739,317	6.9%	9.4%	26,473,487	1,773,640	6.7%	9.1%	30,193,255	1,549,674	5.1%	4.8%

	Year Ended December 31,
	2018				2019				2020
			Average	Average			Average	Average			Average	Average
	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real
	Balance	Earned	Rate	Rate	Balance	Earned	Rate	Rate	Balance	Earned	Rate	Rate

	(in millions of Ch$)
NON-INTEREST EARNING ASSETS
Cash
Ch$	474,207	—	—	—	467,947	—	—	—	434,581	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	445,823	—	—	—	382,741	—	—	—	306,202	—	—	—
Total	920,030	—	—	—	850,688	—	—	—	740,783	—	—	—
Allowance for loan losses
Ch$	482,567	—	—	—	(428,709)	—	—	—	(551,386)	—	—	—
UF	—	—	—	—	(2,003)	—	—	—	(2,262)	—	—	—
Foreign currency	271,780	—	—	—	(274,929)	—	—	—	(281,992)	—	—	—
Total	754,347	—	—	—	(705,641)	—	—	—	(835,640)	—	—	—
Property, plant and equipment
Ch$	73,524	—	—	—	40,238	—	—	—	35,482	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	37,100	—	—	—	16,340	—	—	—	21,137	—	—	—
Total	110,624	—	—	—	56,578	—	—	—	56,619	—	—	—
Derivatives
Ch$	892,914	—	—	—	1,473,720	—	—	—	2,738,668	—	—	—
UF	71,759	—	—	—	219,004	—	—	—	361,193	—	—	—
Foreign currency	311,364	—	—	—	472,664	—	—	—	1,211,278	—	—	—
Total	1,276,037	—	—	—	2,165,388	—	—	—	4,311,139	—	—	—
Other assets
Ch$	2,098,272	—	—	—	2,029,886	—	—	—	1,713,607	—	—	—
UF	13,324	—	—	—	161,027	—	—	—	64,946	—	—	—
Foreign currency	521,334	—	—	—	728,780	—	—	—	1,097,310	—	—	—
Total	2,632,930	—	—	—	2,919,693	—	—	—	2,875,863	—	—	—
Total non-interest earning assets
Ch$	3,056,349	—	—	—	3,583,082	—	—	—	4,370,952	—	—	—
UF	85,083	—	—	—	378,028	—	—	—	423,877	—	—	—
Foreign currency	1,043,840	—	—	—	1,325,597	—	—	—	2,353,935	—	—	—
Total	4,185,272	—	—	—	5,286,707	—	—	—	7,148,764	—	—	—
Total assets
Ch$	10,203,200	609,771	—	—	11,267,674	594,737	—	—	14,636,440	505,650	—	—
UF	8,568,672	479,867	—	—	9,254,771	494,838	—	—	10,070,902	471,860	—	—
Foreign currency	10,449,134	649,679	—	—	11,237,749	684,065	—	—	12,634,677	572,164	—	—
Total	29,221,006	1,739,317	—	—	31,760,194	1,773,640	—	—	37,342,019	1,549,674	—	—

	Year Ended December 31,
	2018				2019				2020
			Average	Average			Average	Average			Average	Average
	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real
	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate

	(in millions of Ch$ except for percentages)
LIABILITIES AND EQUITY
INTEREST BEARING LIABILITIES
Time Deposits
Ch$	6,171,595	184,021	3.0%	0.4%	6,982,682	207,951	3.0%	0.4%	8,417,414	140,558	1.7%	(0.9)%
UF	639,980	40,755	6.4%	3.7%	430,140	24,087	5.6%	2.9%	403,581	23,615	5.9%	3.2%
Foreign currency	3,285,676	160,958	4.9%	15.6%	3,199,175	145,052	4.5%	9.8%	3,374,784	103,309	3.1%	8.3%
Total	10,097,251	385,734	3.8%	5.5%	10,611,997	377,090	3.6%	3.3%	12,195,779	267,482	2.2%	1.8%
Central Bank borrowings
Ch$	—	—	—	—	—	—	—	—	1,539,759	7,162	0.5%	(2.1)%
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	1,539,759	7,162	0.5%	(2.1)%
Repurchase agreements
Ch$	281,691	7,546	2.7%	0.1%	373,437	9,226	2.5%	(0.1)%	409,857	3,204	0.8%	(1.8)%
UF	—	4	—	—	—	—	—	—	—	—	—	—
Foreign currency	524,532	22,114	4.2%	14.8%	342,753	17,123	5.0%	10.3%	188,347	5,418	2.9%	8.1%
Total	806,223	29,664	3.7%	9.7%	716,190	26,349	3.7%	4.9%	598,204	8,622	1.4%	1.3%
Mortgage finance bonds
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	58,939	2,963	5.0%	2.4%	45,598	1,993	4.4%	1.3%	34,536	1,262	3.7%	0.6%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	58,939	2,963	5.0%	2.4%	45,598	1,993	4.4%	1.3%	34,536	1,262	3.7%	0.6%
Bonds
Ch$	567,496	61,589	10.9%	8.0%	631,821	66,052	10.5%	7.2%	839,586	60,282	7.2%	4.1%
UF	4,232,986	209,261	4.9%	2.3%	4,760,456	222,959	4.7%	1.6%	4,761,392	188,066	3.9%	0.9%
Foreign currency	989,060	48,439	4.9%	15.6%	965,401	51,469	5.3%	10.2%	757,911	42,379	5.6%	10.5%
Total	5,789,542	319,289	5.5%	5.1%	6,357,678	340,480	5.4%	3.5%	6,358,889	290,727	4.6%	2.5%
Other interest bearing liabilities
Ch$	1,623,176	7,596	0.5%	(2.1)%	1,784,255	(4,414)	(0.2)%	(3.2)%	2,236,779	8,195	0.4%	(2.6)%
UF	15,607	4,833	31.0%	27.6%	3,622	6,216	171.6%	163.7%	121,987	330	0.3%	(2.7)%
Foreign currency	3,130,676	101,575	3.2%	13.8%	3,319,744	125,508	3.8%	8.6%	3,600,564	99,457	2.8%	7.5%
Total	4,769,459	114,004	2.4%	8.4%	5,107,621	127,310	2.5%	4.6%	5,959,330	107,982	1.8%	3.5%

Total interest bearing liabilities
Ch$	8,643,958	260,752	3.0%	0.4%	9,772,195	278,815	2.9%	(0.1)%	13,443,396	219,401	1.6%	(1.3)%
UF	4,947,511	257,816	5.2%	2.5%	5,239,816	255,255	4.9%	1.8%	5,321,495	213,273	4.0%	1.0%
Foreign currency	7,929,943	333,086	4.2%	14.8%	7,827,072	339,152	4.3%	9.2%	7,921,605	250,563	3.2%	7.9%
Total	21,521,412	851,654	4.0%	6.2%	22,839,083	873,222	3.8%	3.5%	26,686,496	683,237	2.6%	1.9%

	Year Ended December 31,
	2018				2019				2020
			Average	Average			Average	Average			Average	Average
	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real	Average	Interest	Nominal	Real
	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate

	(in millions of Ch$)
NON-INTEREST EARNING LIABILITIES
Non-interest-bearing demand deposits
Ch$	657,388	—	—	—	663,099	—	—	—	680,483	—	—	—
UF	6,053	—	—	—	3,441	—	—	—	5,294	—	—	—
Foreign currency	1,670,808	—	—	—	1,655,539	—	—	—	1,831,418	—	—	—
Total	2,334,249	—	—	—	2,322,079	—	—	—	2,517,195	—	—	—
Derivatives
Ch$	755,182	—	—	—	1,342,427	—	—	—	2,582,756	—	—	—
UF	91,479	—	—	—	270,407	—	—	—	449,618	—	—	—
Foreign currency	241,447	—	—	—	463,213	—	—	—	1,288,305	—	—	—
Total	1,088,108	—	—	—	2,076,047	—	—	—	4,320,679	—	—	—
Other non-interest-bearing
Ch$	381,290	—	—	—	405,178	—	—	—	368,659	—	—	—
UF	145,879	—	—	—	282,031	—	—	—	234,737	—	—	—
Foreign currency	259,246	—	—	—	249,556	—	—	—	338,847	—	—	—
Total	786,415	—	—	—	936,765	—	—	—	942,243	—	—	—
Equity
Ch$	3,340,551	—	—	—	3,421,657	—	—	—	2,636,110	—	—	—
UF	117,620	—	—	—	113,112	—	—	—	126,645	—	—	—
Foreign currency	32,650	—	—	—	51,451	—	—	—	112,651	—	—	—
Total	3,490,821	—	—	—	3,586,220	—	—	—	2,875,406	—	—	—
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	5,134,412	—	—	—	5,832,361	—	—	—	6,268,008	—	—	—
UF	361,030	—	—	—	668,991	—	—	—	816,294	—	—	—
Foreign currency	2,204,151	—	—	—	2,419,759	—	—	—	3,571,221	—	—	—
Total	7,699,593	—	—	—	8,921,111	—	—	—	10,655,523	—	—	—
Total liabilities and equity(1)
Ch$	13,778,370	260,752	—	—	15,604,556	278,815	—	—	19,711,404	219,401	—	—
UF	5,308,542	257,816	—	—	5,908,807	255,255	—	—	6,137,789	213,273	—	—
Foreign currency	10,134,094	333,086	—	—	10,246,831	339,152	—	—	11,492,826	250,563	—	—
Total	29,221,006	851,654	—	—	31,760,194	873,222	—	—	37,342,019	683,237	—	—

(1)	Represents total of interest bearing and non-interest bearing liabilities and shareholders’ equity.

Interest-earning Assets—Net Interest Margin

The following tables analyze, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrate the comparative margins obtained, for each of the periods indicated:

	Year Ended December 31,
	2018	2019	2020

	(in millions of Ch$
	except for percentages)
Total average interest earning assets
Ch$	7,146,851	7,684,592	10,265,488
UF	8,483,589	8,876,743	9,647,025
Foreign currency	9,405,295	9,912,152	10,280,742
Total	25,035,735	26,473,487	30,193,255
Net interest earned(1)
Ch$	349,019	315,922	286,249
UF	222,051	242,101	258,587
Foreign currency	316,593	342,395	321,601
Total	887,663	900,418	866,437
Net interest margin, nominal basis(2)
Ch$	4.9%	4.1%	2.8%
UF	2.6%	2.7%	2.7%
Foreign currency	3.4%	3.5%	3.1%
Total	3.5%	3.4%	2.9%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest income between changes in the average volume of interest-earning assets and interest bearing liabilities and changes in their respective nominal interest rates from 2018 to 2019 and 2019 to 2020.

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

	Increase (Decrease)
	from 2019 to 2020 due to changes in
			Net Change
			from 2019
	Volume	Rate	to 2020

	(in millions of Ch$)
ASSETS
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	—	2,708	2,708
UF	—	—	—
Foreign currency	—	861	861
Total	—	3,569	3,569
Financial Investments
Ch$	25,291	(37,989)	(12,698)
UF	6,620	(2,548)	4,072
Foreign currency	(3,518)	(3,471)	(6,989)
Total	28,393	(44,008)	(15,615)
Total Loans
Ch$	35,185	(112,890)	(77,705)
UF	32,727	(59,777)	(27,050)
Foreign currency	21,217	(119,515)	(98,298)
Total	89,129	(292,182)	(203,053)
Interbank Loans
Ch$	(365)	(1,463)	(1,828)
UF	—	—	—
Foreign currency	(725)	(267)	(992)
Total	(1,090)	(1,730)	(2,820)
Investment under resale agreements
Ch$	480	28	508
UF	—	—	—
Foreign currency	(249)	(1,686)	(1,935)
Total	231	(1,658)	(1,427)
Other interest earning assets
Ch$	395	(467)	(72)
UF	—	—	—
Foreign currency	2,753	(7,301)	(4,548)
Total	3,148	(7,768)	(4,620)
Total interest earning assets
Ch$	60,986	(150,073)	(89,087)
UF	39,347	(62,325)	(22,978)
Foreign currency	19,478	(131,379)	(111,901)
Total	119,811	(343,777)	(223,966)

	Increase (Decrease)
	from 2019 to 2020 due to changes in
			Net Change
			from 2019
	Volume	Rate	to 2020

	(in millions of Ch$)
LIABILITIES AND SHAREHOLDERS’ EQUITY
INTEREST BEARING LIABILITIES
Time deposits
Ch$	42,728	(110,121)	(67,393)
UF	(1,487)	1,015	(472)
Foreign currency	7,962	(49,705)	(41,743)
Total	49,203	(158,811)	(109,608)
Central Bank borrowings
Ch$	—	7,162	7,162
UF	—	—	—
Foreign currency	—	—	—
Total	—	7,162	7,162
Repurchase agreements
Ch$	900	(6,922)	(6,022)
UF	—	—	—
Foreign currency	(7,714)	(3,991)	(11,705)
Total	(6,814)	(10,913)	(17,727)
Mortgage finance bonds
Ch$	—	—	—
UF	(484)	(247)	(731)
Foreign currency	—	—	—
Total	(484)	(247)	(731)
Bonds
Ch$	21,720	(27,490)	(5,770)
UF	44	(34,937)	(34,893)
Foreign currency	(11,062)	1,972	(9,090)
Total	10,702	(60,455)	(49,753)
Other interest bearing liabilities
Ch$	(1,119)	13,728	12,609
UF	203,135	(209,021)	(5,886)
Foreign currency	10,617	(36,668)	(26,051)
Total	212,633	(231,961)	(19,328)
Total interest bearing liabilities
Ch$	64,229	(123,643)	(59,414)
UF	201,208	(243,190)	(41,982)
Foreign currency	(197)	(88,392)	(88,589)
Total	265,240	(455,225)	(189,985)

Return on Equity and Assets

The following tables set forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	Years ended December 31,
	2018	2019	2020

	(in millions of Ch$, except for percentages)
Net income (loss)	166,854	124,522	(826,155)
Net income (loss) attributable to equity holders of the Bank	171,331	113,684	(808,784)
Average total assets	29,221,006	31,760,194	37,342,019
Average equity	3,490,821	3,586,220	2,875,406
Net income (loss) as a percentage of:
Average total assets	0.57%	0.39%	(2.24)%
Average equity	4.78%	3.47%	(29.18)%
Average equity as a percentage of:
Average total assets	11.95%	11.29%	7.69%
Annual cash dividend	22,979	51,614	127,065
Dividend payout ratio, based on net income attributable to shareholders under local GAAP	40.00%	30.00%	100.00%

Investment Portfolio

Since 2018, our financial investments are classified into measurement categories based on both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

Financial investments as of December 31, 2018, 2019 and 2020 are as follows:

	As of December 31,
	2018	2019	2020

	(in millions of Ch$)
Financial Instruments at Fair Value Through Profit or Loss
Chilean Central Bank and Government securities:
Chilean Central Bank securities	21,736	52,019	21,369
Other Chilean Central Bank and Government securities	14,872	28,879	86,673
Other national institution securities:
Bonds	3	905	271
Notes	—	—	—
Other securities	4,014	22,218	—
Foreign institution securities:
Bonds	23,276	67,088	432,178
Notes	—	—	—
Other securities	19,505	4,390	4,861
Mutual funds investments
Funds managed by related organizations	3,532	5,870	35,017
Funds managed by third parties	10,005	33	—
Other investments
Other financial instruments at FVTPL	—	2,300	2,341
Total	96,943	183,702	582,710

	As of December 31,
	2018	2019	2020

	(in millions of Ch$)
Financial Instruments at Fair Value Through Other Comprehensive Income
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	411,431	477,900	1,170,841
Chilean Treasury bonds	913,041	1,609,397	1,783,765
Other Government securities	27,612	86,981	101,573
Other financial instruments
Promissory notes related to deposits in local banks	185,501	412,962	14,856
Chilean mortgage finance bonds	50	41	30
Chilean financial institutions bonds	—	118,583	277,163
Other local investments	5,979	—	—
Financial instruments issued abroad
Foreign government and central banks instruments	769,693	165,927	217,185
Other foreign investments	332,560	716,423	394,691
Impairment provision	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	4,909	—	—
Other investments	6,378	10,676	10,795
Impairment provision	—	—	—
Total	2,657,154	3,598,890	3,970,899

As of December 31,
	2018	2019	2020

(in millions of Ch$)
Financial Instruments at Amortized Cost
Central Bank and Government securities
Chilean Central Bank securities	—	—	—
Chilean treasury bonds	—	—	—
Other Government securities	—	—	—
Other financial securities
Promissory notes related to deposits in local banks	—	—	—
Chilean mortgage finance bonds	—	—	—
Chilean financial institution bonds	—	—	—
Other local investments	—	—	—
Financial instruments issued abroad
Foreign government and central banks instruments	—	—	—
Other foreign investments	198,923	115,658	111,542
Impairment provision	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	—	—	—
Other investments	—	—	—
Impairment provision	—	—	—
Total	198,923	115,658	111,542

We do not hold securities of any issuer other than the Central Bank of Chile, the Chilean Treasury, and the Colombian Ministry of Finance and Public Credit, in which the aggregate book value of the investment in such securities exceeds 10% of our shareholders’ equity as of the end of the latest reported period.

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2020:

			After		After
			one		five
		Weighted	year	Weighted	years	Weighted		Weighted
	In one	average	through	average	through	average	After	average
	year or	Nominal	five	Nominal	ten	Nominal	ten	Nominal
	less	Rate	years	Rate	years	Rate	years	Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$

	(in millions of Ch$, except for percentages)
Financial Instruments at Fair Value Through Profit or Loss
Central Bank and Government securities:
Chilean Central Bank securities	21,369	8.29%	—	—	—	—	—	—	21,369
Chilean Central Bank notes	—	0.00%	—	—	—	—	—	—	—
Others Government securities	86,318	33.48%	—	—	355	3.33%	—	—	86,673
Other national institution securities:
Bonds	267	0.10%	—	—	—	—	4	100%	271
Notes	—	0.00%	—	—	—	—	—	—	—
Other securities	—	0.00%	—	—	—	—	—	—	—
Other local investments	—	0.00%	—	—	—	—	—	—	—
Foreign institution securities:
Bonds	110,422	42.83%	314,215	100%	7,541	70.69%	—	—	432,178
Notes	—	0.00%	—	—	—	—	—	—	—
Other securities	2,089	0.81%	—	—	2,772	25.98%	—	—	4,861
Mutual fund investments:
Funds managed by related organizations	35,017	13.58%	—	—	—	25.98%	—	—	35,017
Funds managed by third parties	—	0.00%	—	—	—	—	—	—	—
Other investments:						—			—
Other trading investments	2,341	13.58%	—	—	—	—	—	—	2,341
Total	257,823	32.21%	314,215	100%	10,668	56.83%	4	100%	582,710

		Weighted	After	Weighted	After five	Weighted		Weighted
	In one	average	one year	average	years	average		average
	year or	Nominal	through	Nominal	through	Nominal	After ten	Nominal
	less	Rate	five years	Rate	ten years	Rate	years	Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$

	(in millions of Ch$, except for percentages)
Financial Instruments at Fair Value Through Other Comprehensive Income
Chilean Central Bank and Government securities:
Chilean Central Bank securities	1,169,788	68.62%	1,053	—	—	—	—	—	1,170,841
Chilean Treasury bonds	251,280	14.74%	1,302,784	65.78%	203,009	81.82%	26,692	100%	1,783,765
Others Government securities	26,872	1.58%	31,479	1.59%	43,222	17.42%	—	—	101,573
Other financial instruments:
Promissory notes related to deposits in local banks	14,856	0.87%	—	—	—	—	—	—	14,856
Chilean mortgage finance bonds	—	—	30	—	—	—	—	—	30
Chilean financial institution bonds	90,969	5.34%	186,194	9.40%	—	—	—	—	277,163
Other local investments	—	—	—	—	—	—	—	—	—
Financial instruments issued abroad:
Foreign Government and central bank instruments	25,685	1.51%	191,500	9.67%	—	—	—	—	217,185
Other foreign investments	125,297	7.35%	267,523	13.51%	1,871	0.75%	—	—	394,691
Impairment provision	—	—	—	—	—	—	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other foreign investments	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—
Other investment	10,795	—	—	—	—	—	—	—	10,795
Total	1,715,542	49.83%	1,980,563	46.94%	248,102	69.99%	26,692	100%	3,970,899

After
			one		After
		Weighted	year	Weighted	five	Weighted		Weighted
		average	through	average	years	average		average
	Within	Nominal	five	Nominal	through	Nominal	After ten	Nominal
	one year	Rate	years	Rate	ten years	Rate	years	Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$

(in millions of Ch$, except for percentages)
Financial Instruments at Amortized Cost
Chilean Central Bank and Government securities:
Chilean Central Bank securities	—	—	—	—	—	—	—	—	—
Chilean treasury bonds	—	—	—	—	—	—	—	—	—
Other Government securities	—	—	—	—	—	—	—	—	—
Other financial instruments:
Promissory notes related to deposits in local banks	—	—	—	—	—	—	—	—	—
Chilean mortgage finance bonds	—	—	—	—	—	—	—	—	—
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Other local investments	—	—	—	—	—	—	—	—	—
Financial instruments issued abroad:
Foreign government and central bank instruments	—	—	—	—	—	—	—	—	—
Other foreign investments	111,542	1.0%	—	—	—	—	—	—	111,542
Impairment provision	—	—	—	—	—	—	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other foreign investments	—	—	—	—	—	—	—	—	—
Other investment	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—
Total	111,542	1.0%	—	—	—	—	—	—	111,542

Loan Portfolio

The following table presents our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses. Total loans reflect our loan portfolio, including past due principal amounts. For 2018, 2019 and 2020, our loan portfolio refers to loans and accounts receivable from customers at amortized cost.

	As of December 31,
	2018	2019	2020
Commercial loans:
Commercial loans	11,457,388	12,288,810	12,172,207
Foreign trade loans	928,443	1,109,169	847,086
Checking account debtors	131,100	154,276	70,126
Factoring operations	210,567	221,104	155,540
Student loans	676,689	654,721	594,688
Leasing transactions	928,160	1,005,209	940,989
Other loans and receivables	34,553	27,255	28,163
Subtotals	14,366,900	15,460,544	14,808,799
Mortgage loans:
Letters of credit loans	38,364	30,269	23,345
Endorsable mutual mortgage loans	118,668	103,850	90,456
Other mutual mortgage loans	3,953,245	4,384,547	4,820,863
Leasing transactions	312,118	336,587	307,574
Other loans and receivables	23,432	20,788	74,515
Subtotals	4,445,827	4,876,041	5,316,753
Consumer loans:
Consumer loans	1,921,785	2,005,038	1,866,015
Checking account debtors	209,492	206,738	124,009
Credit card debtors	481,567	537,741	467,624
Consumer leasing transactions	6,203	3,113	1,467
Other loans and receivables	50,716	45,599	33,314
Subtotals	2,669,763	2,798,229	2,492,429
Loans	21,482,490	23,134,814	22,617,981
Loans and receivables from Banks	341,707	56,635	7,131
Total	21,824,197	23,191,449	22,625,112

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

Other loans and receivables: This sub-category includes loans that are ancillary or that complement mutual mortgage loans.

The balances of the renegotiated mortgage loans as of December 31 2018, 2019 and 2020 were as follows:

	As of December 31,
	2018	2019	2020

	(in millions of Ch$)
Opening balance(1)	10,933	11,112	12,080
Integration Itaú Corpbanca	—	—	—
Renegotiated(2)	2,779	3,437	4,021
Recovery(3)	(2,567)	(2,450)	(3,010)
Write-offs(4)	(33)	(19)	(198)
Final balance	11,112	12,080	12,893

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

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

The balances of the renegotiated consumer loans as of December 31, 2018, 2019 and 2020 were as follows:

	As of December 31,
	2018	2019	2020

	(in millions of Ch$)
Opening balance(1)	150,707	186,320	236,689
Integration Itaú Corpbanca	—	—	—
Renegotiated(2)	48,318	90,687	133,404
Recovery(3)	(14,937)	(47,159)	(42,103)
Write-offs(4)	2,232	6,841	5,090
Final balance	186,320	236,689	333,080

(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

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

The wholesale remedial management unit (Normalización Mayorista) managed a deteriorated exposure (internal classification of B3 or worse) of over Ch$415,039 million in 2020.

	As of December 31,
	2018	2019	2020

	(in millions of Ch$)
Opening balance(1)	492,535	443,042	459,259
Integration Itaú Corpbanca	—	—	—
Additions to normalization portfolio(2)	57,184	137,814	129,626
Recovery(3)	(61,078)	(60,149)	(86,067)
Write-offs(4)	(45,599)	(61,448)	(45,576)
Final balance(5)	443,042	459,259	457,242

(1)	Opening balance of the remedial portfolio.
(2)	Additions to remedial portfolio during each respective period.
(3)	Recovery (which may include payments, or settlements by judicial action) obtained during each respective period.
(4)	Loans and leasing operations write-offs of remedial management portfolio during each respective period.
(5)	Ending balance of the remedial management portfolio (outstanding and contingent exposures).

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

Commercial loans. Our risk index as of December 31, 2018, 2019, and 2020 was 3.4%, 3.5% and 5.0% respectively. The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions. Commercial loans include foreign trade loans, leasing contracts and factored receivables.

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

Mortgage loans. The risk index of our residential mortgage loans as of December 31, 2018, 2019 and 2020 was 1.5%, 1.6% and 1.4%, respectively.

Consumer loans. The risk index of our consumer loans as of December 31, 2018, 2019 and 2020 was 8.1%, 9.2% and 8.9%, respectively.

The division also created a risk committee, or the Risk Committee, comprised of directors and senior executives that continuously monitor division activities based on the objectives of the Bank and the business unit.

We consider Itaú Corpbanca’s Risk Index to be an important indicator of the quality of Itaú Corpbanca’s loan portfolio.

Our Risk Index (calculated using general ledger balances and applying IFRS 9) as of December 31, 2018 and 2019 was:

RISK INDEX

			% Change
	As of December 31,		from
	2018	2019	2019/2018

	(in millions of Ch$
	except for percentages)
Total loans	21,482,490	23,134,814	7.7%
Commercial loans	14,366,900	15,460,544	7.6%
Mortgage loans	4,445,827	4,876,041	9.7%
Consumer loans	2,669,763	2,798,229	4.8%
Allowances for loan losses(1)	768,120	880,117	14.6%
Commercial loans	484,707	545,199	12.5%
Mortgage loans	66,117	78,501	18.7%
Consumer loans	217,296	256,417	18.0%
Allowances for loan losses as a percentage of total loans(1)	3.6%	3.8%	5.6%
Commercial loans	3.4%	3.5%	2.9%
Mortgage loans	1.5%	1.6%	6.7%
Consumer loans	8.1%	9.2%	13.6%

(1)	Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9.

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

Our Risk Index (calculated using general ledger balances and applying IFRS 9) as of December 31, 2019 and 2020 was:

RISK INDEX

			% Change
	As of December 31,		from
	2019	2020	2020/2019

	(in millions of Ch$
	except for percentages)
Total loans	23,134,814	22,617,981	(2.2)%
Commercial loans	15,460,544	14,808,799	(4.2)%
Mortgage loans	4,876,041	5,316,753	9.0%
Consumer loans	2,798,229	2,492,429	(10.9)%
Allowances for loan losses	880,117	1,041,873	18.4%
Commercial loans	545,199	747,617	37.1%
Mortgage loans	78,501	73,465	(6.4)%
Consumer loans	256,417	220,791	(13.9)%
Allowances for loan losses as a percentage of total loans	3.8%	4.6%	21.1%
Commercial loans	3.5%	5.0%	42.9%
Mortgage loans	1.6%	1.4%	(12.5)%
Consumer loans	9.2%	8.9%	(3.3)%

During 2020, our loan portfolio and, consequently, our allowances for loan losses, were negatively impacted by the adverse economic impact of the COVID-19 pandemic.

Our loan portfolio decreased 2.2% in 2020, primarily due to the decrease in our Colombian portfolio, which in turn was mainly the result of a 9% devaluation of the COP / CLP exchange rate. Excluding the effect of the exchange variation, at the end of 2020, the most impacted businesses were commercial and consumer lines in Chile. Our mortgage loans, which is the business unit with the lowest level of risk, performed well in both countries, increasing from Ch$4,876,041 million in 2019 to Ch$5,316,753 million in 2020 and our consumer loans, the business unit with the highest level of risk, decreased from Ch$2,798,229 million in 2019 to Ch$2,492,429 million in 2020. As of December 31, 2020, commercial loans, mortgage loans and consumer loans represented 65.5%, 23.5% and 11.0% of our total loan portfolio, respectively.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2020:

		Due after
		1 year		Balance as of
	Due in 1	through	Due after	December 31,
	year	5 years	5 years	2020

	(in millions of Ch$ as of December 31, 2020)
Commercial loans	3,710,592	3,935,586	4,526,029	12,172,207
Foreign trade loans	440,214	236,233	170,639	847,086
Checking account debtors	70,126	—	—	70,126
Factoring operations	155,488	52	—	155,540
Student loans	267	8,738	585,683	594,688
Leasing transactions	49,214	390,428	501,347	940,989
Other loans and receivables	26,877	1,286	—	28,163
Subtotals	4,452,778	4,572,323	5,783,698	14,808,799
Letters of credit loans	113	9,035	14,197	23,345
Endorsable mutual mortgage loans	222	5,697	84,537	90,456
Other mutual mortgage loans	3,555	122,807	4,694,501	4,820,863
Leasing transactions	1,160	12,603	293,811	307,574
Other loans and receivables	10	796	73,709	74,515
Subtotals	5,060	150,938	5,160,755	5,316,753
Consumer loans	92,341	1,362,951	410,723	1,866,015
Checking account debtors	124,009	—	—	124,009
Credit card debtors	429,379	38,236	9	467,624
Consumer leasing transactions	360	1,107	—	1,467
Other loans and receivables	33,126	—	188	33,314
Subtotals	679,215	1,402,294	410,920	2,492,429
Subtotal loans				22,617,981
Loans and receivables to banks				7,131
Total loans				22,625,112

The following table presents the interest rate analysis of our outstanding loans due after one year as of December 31, 2020.

As of December 31, 2020
Variable interest rate
Ch$	1,768,960
UF	2,360,061
Ch$ indexed to US$	—
Foreign currency	2,842,070
Subtotal	6,971,091
Fixed interest rate
Ch$	2,599,176
UF	5,757,819
Ch$ indexed to US$	5,989
Foreign currency	2,146,853
Subtotal	10,509,837
Total	17,480,928

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2020:

	Due in 1
	year	Due after 1 year	Due after 5
2020	or less	through 5 years	year	Total

	(in millions of Ch$ as of December 31, 2020)
Commercial loans	5,336	40,450	—	45,786
Foreign loans (*)	1,302,164	1,797,162	1,989,282	5,088,608
Total	1,307,500	1,837,612	1,989,282	5,134,394

(*)    Includes commercial, mortgage and consumer loans.

Loans by Economic Activity

The following table sets forth as of the dates indicated, an analysis of our gross loan portfolio based on the borrower’s principal business activity. Loans for 2018, 2019 and 2020 refer to loans and accounts receivable from customers at amortized cost:

Loans by Economic Activity

										Distribution
	Domestic Loans as of			Foreign Loans as of			Total Loans as of			percentage as of
	December 31,			December 31,			December 31,			December 31,
	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020
Loans by Economic Activity
Manufacturing	982,497	988,739	973,913	114,714	111,000	87,253	1,097,211	1,099,739	1,061,166	5.11%	4.75%	4.69%	%
Mining and Petroleum	424,883	292,263	336,354	252,894	259,352	198,635	677,777	551,615	534,989	3.16%	2.38%	2.37%	%
Electricity, Gas and Water	600,667	685,749	694,970	356,706	439,792	404,875	957,373	1,125,541	1,099,845	4.46%	4.87%	4.86%	%
Agriculture and Livestock	207,271	309,648	328,563	139,098	174,295	166,191	346,369	483,943	494,754	1.61%	2.09%	2.19%	%
Forestry and wood extraction	24,511	48,192	51,348	5,172	5,136	4,674	29,683	53,328	56,022	0.14%	0.23%	0.25%	%
Fishing	1,945	42,397	31,461	1,530	4,505	4,273	3,475	46,902	35,734	0.02%	0.20%	0.16%	%
Transport and storage	509,354	478,737	498,450	191,047	80,534	88,563	700,401	559,271	587,013	3.26%	2.42%	2.60%	%
Communications	23,886	25,209	52,911	62,191	9,717	3,254	86,077	34,926	56,165	0.40%	0.15%	0.25%	%
Construction	1,436,096	1,757,874	1,536,686	310,530	348,955	300,997	1,746,626	2,106,829	1,837,683	8.13%	9.11%	8.12%	%
Commerce	861,291	1,439,969	1,618,660	758,817	689,210	592,492	1,620,108	2,129,179	2,211,152	7.54%	9.20%	9.78%	%
Services	2,735,023	2,864,307	2,761,121	1,137,037	1,080,264	839,930	3,872,060	3,944,571	3,601,051	18.02%	17.05%	15.92%	%
Others	2,436,337	2,275,275	2,207,936	793,403	1,049,425	1,025,289	3,229,740	3,324,700	3,233,225	15.03%	14.37%	14.30%	%
Subtotal Commercial Loans	10,243,761	11,208,359	11,092,373	4,123,139	4,252,185	3,716,426	14,366,900	15,460,544	14,808,799	66.88%	66.82%	0.65%
Mortgage Loans(1)	3,852,962	4,211,094	4,684,980	592,865	664,947	631,773	4,445,827	4,876,041	5,316,753	20.70%	21.08%	23.51%	%
Consumer Loans(1)	1,750,986	1,923,745	1,706,234	918,777	874,484	786,195	2,669,763	2,798,229	2,492,429	12.43%	12.10%	11.02%	%
Total	15,847,709	17,343,198	17,483,587	5,634,781	5,791,616	5,134,394	21,482,490	23,134,814	22,617,981	100%	100%	1.00%

(1)	Figures prepared according to IFRS. We have classified our loan portfolio taking into account the debtor that receives the loan.

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally trade-related. The table below lists our total amounts outstanding to borrowers in foreign countries as of December 31, 2018, 2019 and 2020. This table does not include foreign trade-related loans to Chilean borrowers.

	As of December 31,
	2018	2019	2020

	(in millions of Ch$)
Argentina	30,939	34,048	31,099
Bahamas	—	—	—
Brazil	—	—	12,840
British Virgin Islands	—	—	—
Colombia	5,087,740	5,196,014	4,649,475
Costa Rica	—	—	—
France	1,046	1,129	—
Luxembourg	—	—	—
Mexico	43,327	36,336	31,471
Netherlands	—	—	—
Panama	2,983	1,607	8,060
Peru	262,023	242,795	238,899
Switzerland	—	—	—
United States	206,722	279,687	161,666
Uruguay	—	—	884
Total	5,634,780	5,791,616	5,134,394

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions. The table below lists the amounts of foreign deposits by country as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020

	(in millions of Ch$)
Australia	147	130	(17)
Belgium	25	239	65
Canada	315	376	272
China	9	31	372
Colombia	158,787	203,867	227,560
Denmark	—	(159)	—
England	60	711	—
Germany	8,715	30,032	24,141
Italy	—	—	—
Japan	634	4,646	2,054
London	—	—	—
Mexico	1	239	1,098
New Zealand	—	40	8
Norway	1	9	1
Panama	242	74	40
Peru	24	233	28,003
South Korea	22	—	—
Spain	27	443	2,273
Sweden	3	14	158
Switzerland	770	152	210
United Kingdom	2,988	19,582	10,960
United States	484,595	377,233	1,443,236
Venezuela	—	—	—
Total	657,365	637,892	1,740,434

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

In the case of Wholesale Banking customers, the assessment focuses on the credit history and on the reputation and management capacity of its owners, on their market position and on the demand for their products or services, on their current and projected cash, their solvency and, when applicable, on the guarantees offered in connection with the loan. Credit limits are determined not on the basis of individual clients, but on the direct and indirect credit risk of entire financial groups.

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

During this last year, considering the impact of the COVID-19 pandemic, the IASB required special attention be paid to assessment of the impairment reflected in the ECL calculation and the SICR triggers, taking in account not only the current conditions and forecast of the economic conditions, but also the government support measures.

In this context, we have decided to use the SICR as the main approach to reflect our current situation, as result of our COVID-19 assessment, detailed as follow:

●	Individual: In the case of the individual portfolio, we used the CMF classification as a trigger of the SICR, therefore, in the COVID-19 pandemic economic context there was an effort to take the changing industries and economic sectors affected by the COVID-19 pandemic into account in the CMF classification and consequently to the SICR.
●	Collective: On the other hand, for the collective portfolio, we have decided to use another approach related to clients with payment postponements and government support measures, trying to assess if they have evidence of SICR in this period of no-payment behavior. Moreover, we have used a list of different variables of internal and external behavior to try to find evidence of SICR for these clients with reasonable and supportable information.

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

We estimate the ECL for contingent loans, we estimate the expected portion of the loan commitment that will be drawn down over its expected life.

Forward looking information

The ECL model includes a broad range of forward looking information as economic inputs, such as:

●	Exchange Rate (USD/CLP)
●	Unemployment rates
●	Central Bank interest rates
●	Economic Perception Index (IPEC)

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

Loan and accounts receivable charge-offs are recorded for overdue and current installments based on the time periods expired since reaching overdue status.

Total Loans — Models Based on Group Analysis

The following tables provide statistical data regarding the classification of our loans as of the dates indicated below, applying the classification methodology described above:

	As of December 31, 2018
		Allowances
	Total Loans	for loan losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Commercial	1,208,771	274,884	22.7%
Leasing commercial	73,863	25,113	34.0%
Factoring commercial	16,418	9	0.1%
Student loans	676,689	51,091	7.6%
Consumer	2,663,560	216,820	8.1%
Leasing consumer	6,203	476	7.7%
Mortgage	4,133,709	61,722	1.5%
Leasing mortgage	312,118	4,395	1.4%

	As of December 31, 2019
		Allowances
	Total Loans	for loan losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Commercial	1,204,478	312,626	26.0%
Leasing commercial	69,668	16,302	23.4%
Factoring commercial	12,854	3,694	28.7%
Student loans	654,721	19,442	3.0%
Consumer	2,795,116	256,190	9.2%
Leasing consumer	3,113	227	7.3%
Mortgage	4,539,454	65,622	1.5%
Leasing mortgage	336,587	12,879	3.8%

	As of December 31, 2020
		Allowances
	Total Loans	for loan losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Commercial	1,389,678	380,016	27.3%
Leasing commercial	60,736	24,402	40.2%
Factoring commercial	10,561	4,053	38.4%
Student loans	594,688	17,702	3.0%
Consumer	2,490,962	220,609	8.9%
Leasing consumer	1,467	182	12.4%
Mortgage	5,009,179	61,747	1.2%
Leasing mortgage	307,574	11,718	3.8%

Consumer Loans — Models Based on Group Analysis

	As of December 31, 2018
		Allowances for loan
	Total Loans	losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Credit cards	481,567	38,426	6.4%
Lines of credit	256,456	25,585	10.0%
Other revolving	3,752	575	15.3%
Installment consumer loans	1,368,909	68,237	5.0%
Card loans	14,676	769	5.2%
Salary discount loans	372,671	23,668	6.4%
Renegotiation	165,529	67,200	40.6%
Others	—	—	—

	As of December 31, 2019
		Allowances for loan
	Total Loans	losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Credit cards	537,741	35,046	6.5%
Lines of credit	248,678	24,240	9.8%
Other revolving	3,394	552	16.3%
Installment consumer loans	1,465,987	94,779	6.5%
Card loans	7,648	489	6.4%
Salary discount loans	330,257	22,140	6.7%
Renegotiation	201,406	78,944	39.2%
Others	5	—	—

	As of December 31, 2020
		Allowances for loan
	Total Loans	losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Credit cards	466,804	63,428	13.59%
Lines of credit	154,458	13,391	8.67%
Other revolving	2,680	269	10.04%
Installment consumer loans	1,311,198	68,891	5.25%
Card loans	3,522	1,048	29.76%
Salary discount loans	319,404	16,394	5.13%
Renegotiation	232,896	57,188	24.56%
Others	—	—	—

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the dates indicated below, applying the classification explained in prior pages:

2018

	Corporate Portfolio										Group Portfolio
	Normal Portfolio					Impaired Portfolio					Normal	Impaired
As of December 31, 2018	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Total	Portfolio	Portfolio	Total	General Total

	(in millions of Ch$)
Loans and receivables from banks	9,648	256,680	62,699	12,680	—	—	—	—	—	341,707	—	—	—	341,707
Allowances for loan losses	3	414	46	—	—	—	—	—	—	463	—	—	—	463
As percentage of total loans	0.03%	0.16%	0.07%	—%		—	—	—	—	0.14%	—	—		0.14%
Loans and receivable from customers
Commercial loans:
Commercial loans	77,530	401,697	2,825,432	3,624,000	2,359,123	544,098	230,739	65,738	592,765	10,721,122	732,307	3,959	736,266	11,457,388
Foreign trade loans	—	—	120,431	194,385	132,301	10,015	16,595	7,695	71,030	552,452	275,178	100,813	375,991	928,443
Checking account debtors	—	917	8,625	12,407	13,189	3,579	3,420	383	8,947	51,467	62,083	17,550	79,633	131,100
Factoring operations	33,027	44,471	42,572	36,018	28,489	1,092	4,349	—	4,131	194,149	16,305	113	16,418	210,567
Student loans	—	—	—	—	—	—	—	—	—	—	604,599	72,090	676,689	676,689
Leasing transactions	—	6,283	93,172	291,530	302,280	56,196	22,572	2,942	79,322	854,297	68,929	4,934	73,863	928,160
Other loans and receivables	8	45	6,769	3,028	5,484	487	150	67	1,634	17,672	12,992	3,889	16,881	34,553
Subtotal Commercial loans	110,565	453,413	3,097,001	4,161,368	2,840,866	615,467	277,825	76,825	757,829	12,391,159	1,772,393	203,348	1,975,741	14,366,900
Allowances for loan losses	508	475	3,506	37,403	58,360	27,477	18,067	9,793	233,242	388,831	37,352	58,524	95,876	484,707
As percentage of total loans	0.46%	0.10%	0.11%	0.90%	2.05%	4.46%	6.50%	12.75%	30.78%	3.14%	2.11%	28.78%	4.85%	3.37%
Consumer loans	—	—	—	—	—	—	—	—	—	—	2,532,331	137,432	2,669,763	2,669,763
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	135,521	81,775	217,296	217,296
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	5.35%	59.50%	8.14%	8.14%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	4,235,934	209,893	4,445,827	4,445,827
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	39,755	26,362	66,117	66,117
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.94%	12.56%	1.49%	1.49%
Total loans and receivable to customers	110,565	453,413	3,097,001	4,161,368	2,840,866	615,467	277,825	76,825	757,829	12,391,159	8,540,658	550,673	9,091,331	21,482,490
Allowances for loan losses	508	475	3,506	37,403	58,360	27,477	18,067	9,793	233,242	388,831	212,628	166,661	379,289	768,120
As percentage of total loans	0.46%	0.10%	0.11%	0.90%	2.05%	4.46%	6.50%	12.75%	30.78%	3.14%	2.49%	30.26%	4.17%	3.58%

2019

	Corporate Portfolio										Group Portfolio
	Normal Portfolio										Normal	Impaired		General
	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Subtotal	Portfolio	Portfolio	Total	Total

As of December 31, 2019	(in millions of Ch$)
Loans and receivables from banks	—	4,570	37,725	14,340	—	—	—	—	—	56,635	—	—	—	56,635
Allowances for loan losses	—	4	58	177	—	—	—	—	—	239	—	—	—	239
As percentage of total loans	—%	0.09%	0.15%	1.23%	—	—	—	—	—	0.42%	—	—	—	0.42%
Loans and receivable from customers
Commercial loans:
Commercial loans	11,339	565,824	2,873,658	3,907,004	2,303,624	497,734	176,544	82,783	754,310	11,172,820	988,305	127,685	1,115,990	12,288,810
Foreign trade loans	90,944	63,956	282,215	328,146	250,042	32,251	13,738	267	26,113	1,087,672	20,979	518	21,497	1,109,169
Checking account debtors	—	288	31,161	24,726	31,864	6,628	3,569	371	5,532	104,139	42,011	8,126	50,137	154,276
Factoring operations	9,205	22,995	69,177	67,888	35,573	2,707	463	—	242	208,250	12,547	307	12,854	221,104
Student loans	—	—	—	—	—	—	—	—	—	—	576,029	78,692	654,721	654,721
Leasing transactions	—	3,935	112,762	305,023	353,768	78,534	21,911	8,166	51,442	935,541	64,199	5,469	69,668	1,005,209
Other loans and receivables	2	42	1,292	2,638	3,978	938	269	25	947	10,131	14,666	2,458	17,124	27,255
Subtotal Commercial loans	111,490	657,040	3,370,265	4,635,425	2,978,849	618,792	216,494	91,612	838,586	13,518,553	1,718,736	223,255	1,941,991	15,460,544
Allowances for loan losses	47	420	5,509	40,421	62,860	15,793	7,420	7,483	315,876	455,830	30,277	59,093	89,369	545,199
As percentage of total loans	0.04%	0.06%	0.16%	0.87%	2.11%	2.55%	3.43%	8.17%	37.67%	3.37%	1.76%	26.47%	4.60%	3.53%
Consumer loans	—	—	—	—	—	—	—	—	—	—	2,623,064	175,165	2,798,229	2,798,229
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	119,353	137,064	256,417	256,417
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	4.55%	78.25%	9.16%	9.16%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	4,644,274	231,767	4,876,041	4,876,041
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	34,693	43,808	78,501	78,501
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.75%	18.90%	1.61%	1.61%
Total loans and receivable to customers	111,490	657,040	3,370,265	4,635,425	2,978,849	618,792	216,494	91,612	838,586	13,518,553	8,986,074	630,187	9,616,261	23,134,814
Allowances for loan losses	47	420	5,509	40,421	62,860	15,793	7,420	7,483	315,876	455,830	184,323	239,964	424,287	880,117
As percentage of total loans	0.04%	0.06%	0.16%	0.87%	2.11%	2.55%	3.43%	8.17%	37.67%	3.37%	2.05%	38.08%	4.41%	3.80%

2020

	Corporate Portfolio										Group Portfolio
	Normal Portfolio										Normal	Impaired		General
	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Subtotal	Portfolio	Portfolio	Total	Total

As of December 31, 2020	millions of Ch$
Loans and receivables from banks	—	—	7,131	—	—	—	—	—	—	7,131	—	—	—	7,131
Allowances for loan losses	—	—	10	—	—	—	—	—	—	10	—	—	—	10
As percentage of total loans	—%	—%	0.14%	—%	—	—	—	—	—	0.14%	—	—	—	0.14%
Loans and receivable from customers
Commercial loans:
Commercial loans	75,982	450,537	1,943,514	3,634,056	2,378,316	737,887	360,664	135,586	1,127,771	10,844,313	1,196,835	131,059	1,327,894	12,172,207
Foreign trade loans	86,639	58,437	122,366	248,956	230,882	63,693	14,570	—	2,386	827,929	14,842	4,315	19,157	847,086
Checking account debtors	—	—	1,412	11,007	13,414	7,533	2,757	807	4,297	41,227	22,485	6,414	28,899	70,126
Factoring operations	1,360	4,566	39,089	49,114	37,481	10,873	2,111	—	385	144,979	10,561	—	10,561	155,540
Student loans	—	—	—	—	—	—	—	—	—	—	521,846	72,842	594,688	594,688
Leasing transactions	—	1,355	75,481	279,461	280,605	99,300	51,653	24,978	67,420	880,253	56,112	4,624	60,736	940,989
Other loans and receivables	—	52	223	923	11,824	757	177	83	396	14,435	12,038	1,690	13,728	28,163
Subtotal Commercial loans	163,981	514,947	2,182,085	4,223,517	2,952,522	920,043	431,932	161,454	1,202,655	12,753,136	1,834,719	220,944	2,055,663	14,808,799
Allowances for loan losses	66	254	3,625	35,619	61,686	38,539	10,755	13,264	497,694	661,502	29,127	56,988	86,115	747,617
As percentage of total loans	0.04%	0.05%	0.17%	0.84%	2.09%	4.19%	2.49%	8.22%	41.36%	5.19%	1.59%	25.79%	4.19%	5.05%
Consumer loans	—	—	—	—	—	—	—	—	—	—	2,327,924	164,505	2,492,429	2,492,429
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	101,880	118,911	220,791	220,791
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	4.38%	72.28%	8.86%	8.86%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	5,083,078	233,675	5,316,753	5,316,753
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	29,842	43,623	73,465	73,465
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.59%	18.67%	1.38%	1.38%
Total loans and receivable to customers	163,981	514,947	2,182,085	4,223,517	2,952,522	920,043	431,932	161,454	1,202,655	12,753,136	9,245,721	619,124	9,864,845	22,617,981
Allowances for loan losses	66	254	3,625	35,619	61,686	38,539	10,755	13,264	497,694	661,502	160,849	219,522	380,371	1,041,873
As percentage of total loans	0.04%	0.05%	0.17%	0.84%	2.09%	4.19%	2.49%	8.22%	41.38%	5.19%	1.74%	35.46%	3.86%	4.61%

Classification of Loan Portfolio Based on the Customer’s Payment Performance

The following tables set forth the amounts that are current as to payments and interest and the amounts that are overdue under IFRS, as of the dates indicated:

Total Loans

	As of December 31,
	2018	2019	2020

	(in millions of Ch$, except for percentages)
Current	20,358,662	21,867,833	21,403,564
Overdue 1-29 days	429,791	384,973	362,384
Overdue 30-89 days	241,090	228,343	348,151
Overdue 90-180 days	148,234	298,718	140,702
Overdue 181-240 days	28,977	64,964	42,154
Overdue 241-360 days	52,176	89,723	100,295
Overdue more than 360 days	223,560	200,260	220,731
Total loans (excludes interbank loans)	21,482,490	23,134,814	22,617,981

Analysis of Impaired Loans, Non-Performing Loans and Past Due Loans

The following tables analyze our impaired loans and past due loans and the allowances for loan losses existing as of the dates indicated:

	As of December 31,
	2018	2019	2020

	(in millions of Ch$ except for percentages)
Total loans (1)	21,482,490	23,134,814	22,617,981
Impaired loans (2)	1,299,226	1,468,775	1,821,779
Allowance for loan losses (3)	768,120	880,117	1,041,873
Impaired loans as a percentage of total loans	6.0%	6.3%	8.1%
Non-performing loans (4)	452,947	653,664	503,882
Non-performing loans as a percentage of total loans (4)	2.1%	2.8%	2.2%
Past due loans (5)	271,791	312,510	291,781
Past due loans as a percentage of total loans	1.3%	1.4%	1.3%
Allowance for loans losses as a percentage of:
Total loans	3.6%	3.8%	4.6%
Total impaired loans	59.1%	60.6%	57.2%
Total Non-performing loans	169.6%	136.1%	206.8%
Total amounts past due	282.6%	284.7%	357.1%
Reported ECL	768,120	880,117	1,041,873
Reported Coverage (Reported ECL/ loans and accounts receivable at amortized cost)	3.6%	3.8%	4.6%

(1)	Total loans as of December 31, 2018, 2019 and 2020 corresponds to loans and accounts receivable from customers at amortized cost according to IFRS 9.
(2)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations. For 2018, 2019 and 2020, impaired loans include loans classified in stage 3 according to IFRS 9.
(3)	Allowance for loan losses as of December 31, 2018, 2019 and 2020 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9.
(4)	Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue. Total loans in 2018, 2019 and 2020 corresponds to loans at amortized cost. Our loan portfolio classified as stage 3 under IFRS 9 was Ch$1,325,218 million as of December 31, 2020, Ch$1,237,205 million in 2019 and Ch$884,977 million in 2018 with an ECL coverage of 40.0%, 34.9% in 2019 and 39.7% in 2018.

(5)	Past due loans include all installments and lines of credit more than 90 days overdue. Past due loans do not include the aggregate principal amount of such loans.

The following table provides further information on our non-performing loans:

	Between	Between	Between	More than
As of December 31, 2018	90-180 days	181-240 days	241-360 days	360 days	Total

	(in millions of Ch$)
Commercial Loans	98,718	41,043	64,904	110,205	314,870
Mortgages Loans	27,215	8,868	18,341	36,683	91,107
Consumer Loans	46,970	—	—	—	46,970
Total loans (excludes interbank loans)	172,903	49,911	83,245	146,888	452,947

	Between	Between	Between	More than
As of December 31, 2019	90-180 days	181-240 days	241-360 days	360 days	Total

	(in millions of Ch$)
Commercial Loans	211,906	52,152	71,557	154,959	490,574
Mortgages Loans	46,997	9,236	12,771	33,645	102,649
Consumer Loans	60,441	—	—	—	60,441
Total loans (excludes interbank loans)	319,344	61,388	84,328	188,604	653,664

	Between	Between	Between	More than
As of December 31, 2020	90-180 days	181-240 days	241-360 days	360 days	Total

	(in millions of Ch$)
Commercial Loans	82,582	37,147	90,953	170,931	381,613
Mortgages Loans	13,148	4,888	9,341	49,798	77,175
Consumer Loans	28,256	122	—	16,716	45,094
Total loans (excludes interbank loans)	123,986	42,157	100,294	237,445	503,882

Analysis of Allowances for Loan Losses

The following sets forth the movements in our allowances for loan losses during the years ended December 31, 2018, 2019 and 2020, according to IFRS 9. For a description of the various categories mentioned below, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impairment Assessment as of January 1, 2018 (Under IFRS 9).”

The following table sets forth information on allowances for loan losses:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Balances as of January 1, 2018	—	49,389	32,736	82,125	126,230	248,129	284,089	658,448	740,573
Changes in the allowances
- Net transfers to stage 1	—	—	—	—	—	36,325	41,471	77,796	77,796
- Net transfer to stage 2	—	—	—	—	(5,233)	—	49,097	43,864	43,864
- Net transfer to stage 3	—	—	—	—	(4,354)	(22,811)	—	(27,165)	(27,165)
- Increases due to change in credit risk	—	3,732	16,587	20,319	18,307	18,459	28,670	65,436	85,755
- Decreases due to change in credit risk	—	(532)	(1,706)	(2,238)	(23,460)	(27,162)	(9,105)	(59,727)	(61,965)
- Charge-offs		—	—		(21,316)	(18,559)	(95,091)	(134,966)	(134,966)
- Changes due to modifications that did not result in derecognition		—	—		—	—	—	—	—
New financial assets originated or purchased	—	6,428	17,037	23,465	66,074	54,568	77,069	197,711	221,176
Financial assets that have been derecognized	—	(20,636)	(15,355)	(35,991)	(19,950)	(58,405)	(78,728)	(157,083)	(193,074)
Net transfer from (to) group assessed	—	7,772	38,158	45,930	138	(1,761)	(38,158)	(39,781)	6,149
Foreign exchange and other movements		—	—	—	2,056	3,664	4,257	9,977	9,977
Balances as of December 31, 2018	—	46,153	87,457	133,610	138,492	232,447	263,571	634,510	768,120

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Balances as of January 1, 2019	—	46,153	87,457	133,610	138,492	232,447	263,571	634,510	768,120
Changes in the allowances
- Net transfers to stage 1	—	—	—	—	29,418	(23,245)	(6,173)	—	—
- Net transfer to stage 2	—	—	—	—	(14,077)	28,023	(13,946)	—	—
- Net transfer to stage 3	—	(22,642)	22,642	—	(5,171)	(29,876)	35,047	—	—
- Increases due to change in credit risk	—	1,216	62,685	63,901	19,691	80,613	105,143	205,447	269,348
- Decreases due to change in credit risk	—	(7,758)	(1,096)	(8,854)	(51,409)	(39,540)	(11,452)	(102,401)	(111,255)
- Charge-offs	—	—	(13,891)	(13,891)	(983)	(7,631)	(144,859)	(153,473)	(167,364)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	12,496	7,376	19,872	73,009	91,324	98,595	262,928	282,800
Financial assets that have been derecognized	—	(1,824)	(3,152)	(4,976)	(49,158)	(62,668)	(82,517)	(194,343)	(199,319)
Net transfer from (to) group assessed	—	933	—	933	—	(933)	—	(933)	—
Foreign exchange and other movements	—	13,426	(10,886)	2,540	5,603	(8,217)	37,861	35,247	37,787
Balances as of December 31, 2019	—	42,000	151,135	193,135	145,415	260,297	281,270	686,982	880,117

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Balances as of January 1, 2020	—	42,000	151,135	193,135	145,415	260,297	281,270	686,982	880,117
Changes in the allowances
- Net transfers to stage 1	—	—	—	—	49,315	(39,672)	(9,643)	—	—
- Net transfer to stage 2	(82)	82	—	—	(19,402)	36,007	(16,605)	—	—
- Net transfer to stage 3	(63)	(9,055)	9,118	—	(2,280)	(28,404)	30,684	—	—
- Increases due to change in credit risk	—	8,381	43,940	52,321	28,719	64,496	138,605	231,820	284,141
- Decreases due to change in credit risk	—	(4,761)	(2,088)	(6,849)	(59,996)	(37,255)	(8,515)	(105,766)	(112,615)
- Charge-offs	—	—	(198)	(198)	(1,390)	(14,707)	(158,261)	(174,358)	(174,556)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	(789)	(789)	(789)
New financial assets originated or purchased	46	12,567	104,044	116,657	80,071	118,827	99,210	298,108	414,765
Financial assets that have been derecognized	(500)	(4,873)	(61,022)	(66,395)	(50,438)	(68,536)	(59,044)	(178,018)	(244,413)
Net transfer from (to) group assessed	—	(3,009)	46,698	43,689	—	3,009	(46,698)	(43,689)	—
Foreign exchange and other movements	645	24,948	(36,509)	(10,916)	(4,553)	(13,652)	24,344	6,139	(4,777)
Balances as of December 31, 2020	46	66,280	255,118	321,444	165,461	280,410	274,558	720,429	1,041,873

Our policy with respect to write-offs is as disclosed in Note 1(t) to our financial statement included herein. The following table shows the write-offs breakdown by loan category:

	As of December 31,
	2018	2019	2020

	(in millions of Ch$)
Consumer loans	164,680	160,700	153,187
Mortgage loans	8,035	7,381	9,006
Commercial loans	102,450	116,297	136,621
Total	275,165	284,378	298,814

The following table shows loan loss recoveries by loan category for the periods indicated:

	As of December 31,
	2018	2019	2020

	(in millions of Ch$)
Interbank loans	—	—	—
Consumer loans	25,959	33,661	32,779
Mortgage loans	2,588	2,791	2,558
Commercial loans	19,921	22,213	25,511
Total	48,468	58,665	60,848

Based on information available regarding our debtors, the Bank believes that our allowances for loan losses are sufficient to cover known probable losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31, 2018, 2019 and 2020, allowances for loan losses that were attributable to our commercial, consumer and mortgage loans as of each date. Under IFRS, the fair value of a loan portfolio acquired should be shown as recorded upon acquisition under IFRS 3, business combination.

	As of December 31, 2018
				Loans in
		Allowance Amount	Allowance Amount	category as
	Allowance	as a percentage of	as a percentage of	percentage of
	amount	loans in category	total loans	total

	(in millions of Ch$ except for percentages)
Commercial loans	484,707	3.4%	2.2%	65.8%
Consumer loans	217,296	8.1%	1.0%	12.2%
Residential mortgage loans	66,117	1.5%	0.3%	20.4%
Loans and receivables to banks	463	0.1%	0%	1.6%
Total allocated allowances	768,583	3.0%	3.5%	100%

	As of December 31, 2019
				Loans in
		Allowance Amount	Allowance Amount	category as
	Allowance	as a percentage of	as a percentage of	percentage of
	amount	loans in category	total loans	total

	(in millions of Ch$ except for percentages)
Commercial loans	545,199	3.5%	2.4%	66.7%
Consumer loans	256,417	9.2%	1.1%	12.1%
Residential mortgage loans	78,501	1.6%	0.3%	21.0%
Loans and receivables to banks	430	0.8%	0%	0.2%
Total allocated allowances	880,547	15.1%	3.8%	100.0%

	As of December 31, 2020
				Loans in
		Allowance Amount	Allowance Amount	category as
	Allowance	as a percentage of	as a percentage of	percentage of
	amount	loans in category	total loans	total

	(in millions of Ch$ except for percentages)
Commercial loans	747,617	5.0%	3.3%	65.5%
Consumer loans	220,791	8.9%	1.0%	11.0%
Residential mortgage loans	73,465	1.4%	0.3%	23.5%
Loans and receivables to banks	10	0.1%	0.0%	0.0%
Total allocated allowances	1,041,883	15.4%	4.6%	100.0%

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020

	(in millions of Ch$)
Checking accounts	2,570,436	2,882,535	4,038,467
Other demand liabilities	1,730,039	1,990,913	2,158,939
Saving accounts	27,156	20,016	19,467
Time deposits	10,093,703	11,599,943	11,413,370
Other commitments	252	228	227
Total	14,421,586	16,493,635	17,630,470

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2020, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2020
			Foreign
	Ch$	UF	Currency	Total

	(In %)
Demand deposits	28.46	—	50.07	35.15
Savings accounts	—	—	0.33	0.11
Time deposits:
Maturing within 3 months	47.07	3.05	28.03	39.60
Maturing after 3 but within 6 months	14.18	0.38	9.02	12.12
Maturing after 6 but within 12 months	6.47	0.14	7.20	6.57
Maturing after 12 months	3.82	96.43	5.35	6.45
Total time deposits	71.54	100.00	49.60	64.74
Total deposits	100%	100%	100%	100%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2020.

	As of December 31, 2020
			Foreign
	Ch$	UF	Currency	Total

	(in millions of Ch$)
Maturing within 3 months	4,282,729	5,184	1,600,366	5,888,279
Maturing after 3 but within 6 months	1,578,781	412	498,404	2,077,597
Maturing after 6 but within 12 months	724,390	—	412,208	1,136,598
Maturing after 12 months	429,189	387,779	309,852	1,126,820
Total time deposits	7,015,089	393,375	2,820,830	10,229,294

Minimum Capital Requirements

The following table sets forth our minimum capital requirements as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020

	(in millions of Ch$ except for
	percentages)
Net capital base	3,324,531	3,346,102	2,315,411
3% total assets net of provisions	(953,445)	(1,047,243)	(1,060,193)
Excess over minimum required equity	2,371,086	2,298,859	1,255,218
Net capital base as a percentage of the total assets, net of provisions	10.46%	9.59%	655%
Effective net equity	3,415,845	3,280,569	3,044,661
10% of the risk-weighted assets	(2,331,556)	(2,496,018)	(2,244,655)
Excess over minimum required equity	1,084,289	784,551	800,006
Effective equity as a percentage of the risk-weighted assets	14.6%	13.1%	13.6%

Our capital ratios levels decreased from 14.6% to 13.1% between 2018 and 2019 and increased to 13.6% as of December 31, 2020.

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$2,009,621 million, Ch$1,090,457 million and Ch$1,223,485 million as of December 31, 2018, 2019 and 2020, respectively, in accordance with IFRS.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements.

The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2018		2019		2020
				Weighted		Weighted
		Weighted		Average		Average
		Average		Nominal		Nominal
	Year End	Nominal	Year End	Interest	Year End	Interest
	Balance	Interest Rate	Balance	Rate	Balance	Rate

	(in millions of Ch$ except for percentages)
Obligations under repurchase agreements	1,015,614	0.05%	134,310	0.00%	638,851	0.03%
Central Bank borrowings	—	—	-	-	—	—
Domestic interbank loans	—	—	-	-	—	-
Borrowings under foreign trade credit lines	1,000,481	0.08%	956,147	0.00%	584,634	0.06%
Total short-term borrowings	2,016,095	0.06%	1,090,457	0.00%	1,223,485	0.06%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	As of and for the Year Ended December 31,
	2018		2019		2020
				Weighted		Weighted
		Weighted		Average		Average
		Average		Nominal		Nominal
	Average	Nominal	Average	Interest	Average	Interest
	Balance	Interest Rate	Balance	Rate	Balance	Rate

	(in millions of Ch$ except for percentages)
Obligations under repurchase agreements	798,696	0.06%	649,379	0.06%	598,204	0.04%
Central Bank borrowings	—	—	66,015	0.06	—	0.00
Domestic interbank loans	15,417	0.42%	54,170	0.15%	8,333	0.08%
Borrowings under foreign trade credit lines	794,359	0.10%	826,397	0.09%	916,580	0.04%
Total short-term borrowings	1,608,472	0.08%	1,595,961	0.07%	1,523,117	0.04%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2018	Maximum 2019	Maximum 2020
	Month-End	Month-End	Month-End
	Balance	Balance	Balance

	(in millions of Ch$)
Obligations under repurchase agreements	1,015,614	1,005,514	885,195
Central Bank borrowings	—	—	—
Domestic interbank loans	132,179	180,025	100,000
Borrowings under foreign trade credit lines	1,108,097	999,229	1,087,699
Other obligations	20,642	14,057	13,378

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

D. PROPERTY

Our principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile since 2007. As of December 31, 2020, we owned 33 of the 342 properties where our branches and corporate facilities were located. Total space as of December 31, 2020 was approximately 183,467 square meters (1,974,822 square feet) from which 64% was total branch space. Our branches are located throughout Chile, including the Santiago metropolitan region, and Colombia, including in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements, together with the notes thereto, included elsewhere in this Annual Report, and in conjunction with the information included under “Item 3A. Selected Financial Data” and “Item 4B. Business Overview — Selected Statistical Information.” Our consolidated financial statements as of December 31, 2016, 2017, 2018, 2019 and 2020 and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 have been prepared in accordance with IFRS.

Our financial statement data as of and for the year ended December 31, 2016 is not comparable to the data as of and for the years ended December 31, 2017, 2018, 2019 and 2020 because of the Merger, which was consummated on April 1, 2016. The Merger has been accounted for as a reverse acquisition, based on guidance in IFRS 3 “Business Combinations,” with Banco Itaú Chile (the legal acquiree) considered as the accounting acquirer and Corpbanca (the legal acquirer) considered as the accounting acquiree. Accordingly, the financial statements of Itaú Corpbanca for periods prior to the acquisition date of April 1, 2016 reflect the historical financial information of Banco Itaú Chile. Before the Merger, former Banco Itaú Chile (the legal acquiree) only produced financial statements pursuant to Chilean Banking GAAP, while former Corpbanca (the legal acquirer) from 2009 to 2015 issued financial statements according to Chilean Banking GAAP and according to IFRS.

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

Developments in the Chilean Economy

As the Chilean economy started to recover from the social unrest experienced in 2019 during the first quarter of 2020, the onset of the COVID-19 pandemic during March resulted in a historic shock that led to the use of unprecedented containment measures and further tapping of reserves to soften the blow of the public health and the economic impact of the COVID-19 pandemic and support a swift labor and business recovery.

The announcement of a state-of-emergency, closure of international borders, and widespread quarantines meant the Chilean economy experienced sizable sequential contractions between March and May of 2020. Thereafter, some loosening of strict social distancing measures in certain areas of the country, based on progress in quantitative metrics, aided a GDP improvement at the margin in June. However, the activity recovery was uneven across sectors, with output in the mining sector increasing in annual terms, and service sectors falling sharply.

The overall policy response was decisive. The Chilean government gradually announced policies that mobilized up to close to US$30 billion in fiscal resources in order to provide adequate resources for the health sector, support households and firms, and inject liquidity into the real economy. Measures were mostly transitory in nature, contributing to the fiscal consolidation process thereafter. Several policies built on existing institutions and mechanisms, such as the state-credit guarantee mechanism (FOGAPE), and the unemployment insurance system. Tax-related measures supported households and firms by postponing and/or suspending tax payments, while 1.6 million households received cash transfers between April and October. From mid-June until October, around 3 million households received a total of around US$2.8 billion in emergency household income from the Chilean governmnet. Meanwhile, there were also populist response measures advanced in Congress that included two pension fund withdrawal requests for around US$30 billion during the second half of 2020, that provided transitory support.

The Central Bank reduced the policy rate to its technical minimum (0.5%) and implemented several unconventional measures to support liquidity and credit. Examples of the latter include: New Conditional Funding Facility (FCIC) where banks have access to 4-year loans at the policy rate, with loan size increasing as a function of additional credit to more stressed segments; Bank bond purchase program (US$8 billion); Special assets purchase program (US$8 billion); Term deposit purchase program (US$8 billion); Repo on instruments issued by banks (US$10 billion); and Liquidity Credit Line where corporate bonds are eligible collateral in peso liquidity facilities.

On the regulation front, transitory adjustments to reserve requirements and relaxation of liquidity requirements for banks were implemented, while legislative adjustments provided the Central Bank the ability to purchase Chilean

Treasury bonds in the secondary market, under exceptional and transitory circumstances (an authority that has yet to be put to use). The IMF approved the Central Bank’s 2-year precautionary flexible credit line for around US$24 billion. Under such a context, despite local and international developments, domestic financial conditions remained stable, with long-term interest rates falling, corporate and bank spreads narrowing, and the local stock exchange trading sideways. In the credit space, policy measures supported the continued increase of commercial loans (a rarity during economic crises), helping avoid widespread bankruptcies that could have resulted in more permanent economic damage.

From July 2020, the government announced the Paso a Paso plan, a stepwise scheme to provide general guidelines for the gradual lifting of public health measures. The plan is comprised of five stages or gradual steps, ranging from full-fledged quarantine to advanced opening, each with specific restrictions and obligations. Movements between stages depend on epidemiological indicators, healthcare network and traceability. After reaching near country-wide economic reopening by November, the onset of the second wave of the virus led to a return to strict mobility restrictions during December that would slow the economic momentum underway.

Amid restrictions and increased uncertainty, investment fell sharply in 2020. In the fourth quarter of 2020, GDP was generally flat as compared to the fourth quarter of 2019, which was impacted by social unrest. This resulted in a 5.8% GDP contraction in 2020, from 0.9% in 2019. For the full year, gross fixed investment (measured as the net increase in physical assets: investment minus disposals), declined 15.9 percentage points to (11.5)%, while total consumption growth dropped 7.6 percentage points to (6.8)% as compared to the year ended December 31, 2019. Exports of goods and services fell 1.0% ((2.6)% in 2019), aided by mining sales and a milder deceleration in China. Imports of goods and services fell 12.7% ((2.4)% in 2019). The outlook for growth in 2021 is favorable considering the significant stimuli in place and the swift rollout of the COVID-19 vaccination program. Though the ebb and flow of lockdown measures could limit the recovery gains and slow the pace of the labor market recovery before herd immunity is reached, we believe an activity increase this year above 5% is the most likely outcome.

On the other hand, external accounts were supported by the sharp decline in oil prices, weakened domestic demand and upbeat mining sales to China. The 2020 current account recorded a US$3.4 billion surplus (1.4% of GDP), a significant reversal from the US$10.3 billion deficit in 2019 (negative 3.7% of GDP). The trade balance surplus widened to US$18.4 billion in 2020, as compared to US$3.0 billion in 2019. Despite the expectation that copper prices will remain closer to US$4/lb in 2021, it is expected that the current account will return to a deficit on the back of a significant rebound of domestic demand, and oil prices. Foreign direct investment inflows moderated in 2020, with direct investment inflows falling US$4.1 billion, ultimately reaching US$8.5 billion (3.4% of GDP).

Falling copper prices, general global risk aversion and weak domestic activity hurt the Chilean peso in 2020, while the liquidation of US$ assets (pension withdrawals, SWF drawdown) partly countered the weakness. After ending 2019 at Ch$744.62 per US$1.00, the exchange rate depreciated to historic nominal lows (reaching Ch$868 per US$1.00 during the March 20 session). Following the liquidation of US$ assets and improving market sentiment during the second half of 2020, the exchange rate closed at Ch$710.73 per US$1.00 in 2020. Uncertainty regarding the outcome of the Chilean constitution rewrite, risks of a return of social protests and unrest, a presidential election and negative sovereign credit rating action could prevent the Chilean peso from appreciating further in 2021 despite elevated copper prices.

The decline in global oil prices and limited domestic demand led to inflation dropping to 2.4% in August, before returning to 3.0% at the end of 2020 (in line with 2019) following pressure from recovering consumption during the second half of 2020. It is expected that inflation will continue rising beyond the 3% target set by the Central Bank of Chile during the first half of this year as the consumption boost and recovering oil prices lift inflation. Thereafter, convergence to the 3% target by yearend is expected.

At the start of 2020, the Central Bank of Chile was signaling stable rates at 1.75% to support the economic recovery following the disruption from social unrest at the end of 2019. However, at the onset of the COVID-19 pandemic, the Central Bank of Chile reduced the policy rate to its technical minimum (0.5%) and implemented several unconventional measures to support liquidity and credit. Examples of the latter include: New Conditional Funding Facility (FCIC) where banks have access to 4-year loans at the policy rate, with loan size increasing as a function of additional credit to more stressed segments; Bank bond purchase program (US$8 billion); Special assets purchase program (US$8 billion); Term deposit purchase program (US$8 billion); Repo on instruments issued by banks (US$10 billion); and Liquidity Credit Line where corporate bonds are eligible collateral in peso liquidity facilities. The signaling for the policy rate was to remain at the technical floor of 0.5% for the entire two-year horizon to help prevent permanent damage to the economy. We expect rates to remain at 0.5% during 2021.

President Piñera’s second administration, which took office in March 2018, made fiscal policy a priority given rating downgrades of one notch from all big three agencies: Fitch Ratings and Standard and Poor’s revised the sovereign debt rating to 'A' and 'A+', respectively in 2017, and Moody’s changed its rating to 'A1' with a stable outlook in mid-2018. However, the government’s plans were impacted following the social movement in the fourth quarter of 2019. As a result, the nominal deficit was 2.8% of the Chilean GDP last year, compared to 1.6% in 2018. With large stimulus packages to address social demands and limit the impact of COVID-19 on the economy , the deficit rose to 7.4% The deteriorating fiscal outlook and swift increase in debt metrics led to all major rating agencies adopting a negative outlook and for Fitch to implement a one notch downgrade to 'A-'. During 2021, further negative rating action is likely.

Looking ahead, besides the potential adoption of a new constitution, there remain other uncertainties and risks ahead. To counter the current crisis, it will be essential to support activities most affected by social distancing (mainly in-person services and hospitality), to fully incorporate the digital economy, recover the labor participation of women, reduce labor informality, and strengthen social protection systems. If not adequately met, reaching the development goals that Chile strives for would not be achievable. To face these challenges, the government will no longer have the same level of resources. Eventual tax and pension reforms will have to dedicate a large part of their resources to only replacing what was lost, rather than boosting reserves. Meanwhile, the constitutional process will hopefully be an opportunity to build a new political-social pact that is expected to generate more solid, reliable and effective institutions that, along with responding to the needs of the population, may also support innovation, entrepreneurship and productivity. Over the long term, copper supply from Chile as well as demand for copper may suffer structural changes. With social demands attracting greater fiscal expenditures (utilizing SWFs and raising debt), the flagship state-owned copper producer Codelco may struggle to find a capital injection needed to modernize its operations and maintain production. Given that the ore-grade quality of copper extracted is decreasing, processing costs may increase, posing a risk to the sustainability of the copper-related fiscal revenue (through Codelco profits and income tax from private operations), while debt metrics for the company may increase. At the same time, private investment in mining may encounter a more challenging scenario, especially considering environmental issues and potential regulatory changes. On the other hand, a meaningful increase of electric car usage and consumption of electronics may boost the demand for copper (while lowering demand for oil) and lithium (used in batteries, an abundant commodity in Chile), lifting Chile’s terms of trade (besides exporting metals, Chile is an oil importer).

Developments in the Colombian Economy

With the onset of the COVID-19 pandemic, the Colombian economy faced an unprecedented shock due to the dual nature of mobility restrictions and the global oil price decline. The intensity of the recession was due to the retention of one of the most stringent and long-lasting nationwide quarantines (through August 2020). The implications for the labor market, already significantly informal, was substantial.

Given the monetary and fiscal policy framework of the Colombian economy, a quick response against the shocks unfolded, although not on the same magnitude as some of its peers in the region given fiscal constraints and concerns about sticky external imbalances.

The Colombian Central Bank responded by lowering interest rates by 250 basis points to a historic low of 1.75%, provided liquidity to avoid disruptions in the payment systems and contribute to the credit supply by financial institutions, and helped stabilize key financial markets suffering liquidity problems and extreme market volatility (through REPOs, an NDF and FX swaps program). Thanks to the Colombian Central Bank’s credibility, and supported by freezing or decreasing utility prices, inflation expectations remained close to the 3% target. Colombia improved its external liquidity situation through the direct purchase of US$3.5 billion from the Colombian government and the augmentation of the Flexible Credit Line with the IMF to US$ 17.2 billion. Furthermore, the Colombian Central Bank has access to the FIMA facility offered by the Federal Reserve. The Colombian fiscal authorities drew a portion of the augmented FCL for budgetary support (around US$5.3 billion). The fiscal response package was around 4% of GDP and combined increased spending with tax relief, including cash transfers to the most vulnerable populations, VAT rebates for the poor, subsidizing part of workers’ pay and delaying income tax payments. Credit guarantees for working capital, payrolls, independent workers and microfinance totaled between 5% and 6% of GDP. Considering the liquidity provision implemented by the central bank and the regulator’s decision to lower the reserve requirement ratio, the overall emergency response package sat at around 11% of GDP.

During the second half of 2020, as mobility restrictions were eased, and stimulus measures took hold, the economy showed progress towards recovery.

The Colombian GDP contracted 6.8% in 2020, deteriorating from 3.3% growth in 2019 on a deceleration in internal demand (to (7.6)% from 4.1% in 2019). The sudden loosening of the labor market and falling consumer confidence led to private consumption weakening ((5.8)% in 2020 versus 3.9% in 2019). Investment slumped to (21.1)% (3.1% growth in 2019). Meanwhile, low oil prices exacerbated the export drag. In 2021, we expect activity will recover amid recovering oil prices, rising global demand and stimulus response measures to COVID-19 that consolidate the internal demand rebound. However, we can offer no assurance as to the pace of the expected recovery and whether any factors will affect and negate the expected recovery.

Headline inflation ended 2020 at 1.61%, below the lower bound of the Colombian Central Bank’s range, around the 3% target for the first time in seven years (3.80% in 2019). Meanwhile, annual core inflation (excluding food prices) in 2020 was 1.03%. While part of the low inflation can be attributed to various subsidies and tax breaks amid the COVID-19 pandemic, inflationary pressures remained limited beyond these policy measures. With activity falling and inflation transitorily low, the Central Bank of Colombia lowered the policy rate from 4.25% to a historic low of 1.75% by September. In 2021, as global central banks keep rates low, and inflationary pressures stay limited, the Central Bank of Colombia will likely retain significant stimulus in place for most of the year. Going forward, wide deficits and the potential loss of its investment grade rating may result in Colombia ending certain stimulus programs before other countries.

The external account deficit remains a point of attention. The current account deficit only mildly corrected from 4.4% in 2019 to reach 3.3% in 2020. The correction was far milder than peers in the region, as the cratering of domestic demand was significantly offset by slumping energy exports (oil and coal). With the economy reopening and oil prices recovering, foreign direct investment during the fourth quarter of 2020 (US$2.2 billion) improved from the cycle low in the previous quarter (US$0.6 billion). Nevertheless, FDI remains US$1.3 billion lower than in the fourth quarter of 2019. For 2020, net direct investment covered around three-fifths of the deficit (four-fifths in 2019). Falling oil prices, risk-off mode and fiscal concerns led to further weakening of the Colombian peso. The peso traded at COP3,483.54 per US$1.00 at the end of 2020, as compared to COP3,277,14 per US$1.00 at the end of 2019. We expect that recovering oil prices in 2021 and an activity improvement would support the Colombian peso, but a wide and sticky current account deficit may prevent meaningful appreciation going forward.

The economic crises led to the two-year suspension of the fiscal rule, meanwhile the challenge of attaining a meaningful tax reform outline the difficulties of a credible fiscal consolidation process ahead. On the fiscal side, last year’s nominal deficit was 7.8% of Colombian GDP deficit, an increase from the 2.5% deficit recorded in 2019. Additionally, Colombia revised its fiscal deficit target upward for this year (to 8.6%), as spending to soften the economic effects of the COVID-19 pandemic continues while additional investment to boost the recovery unfolds. Gross debt of the central government rose from 50.3% of GDP in 2019 to 64.8% in 2020. The increased fiscal deficit this year could result in a further debt rise. On April 15, 2021, the Government presented to the Congress a new tax reform bill, but approval by Congress is expected to be challenging. This tax reform bill intends to raise resources that will contribute to reducing debt to prudent levels in the medium term. The Government is committed to implementing a tax increase of at least 1.5% of GDP in 2022, once the greatest challenges of the COVID-19 pandemic on the economy pass.

Given the delayed fiscal consolidation path, and the challenge of raising significant tax revenue, government debt metrics are unlikely to significantly improve over the medium term, resulting in a weaker fiscal profile than investment-grade peers. Both S&P ('BBB-', negative outlook) and Fitch ('BBB-', negative outlook) rate Colombia at the lowest investment-grade mark. This is the key macro risk to monitor in the near term.

The outlook for 2021 sees recovering oil prices and global activity, along with domestic stimulus measures to support a labor market recovery and internal demand. Nevertheless, room to expand the stimulus is limited and therefore the economy is vulnerable to a subsequent shock in the near-term. We expect rates to be raised near the end of 2021, inflation to converge to the 3% target and for twin deficits to prevent the Colombian peso from appreciating meaningfully from COP3,40.00 per US$1.00.

Impact of COVID-19 on the Economy

Global Context

Global economic activity is expected to improve in 2021, but not fully recover from the shock of 2020, as the COVID-19 pandemic and the measures taken to contain the COVID-19 pandemic remain active. Our GDP growth forecasts are 6.9% for 2021, from (3.2)% in 2020, at the global level; 8.5% from 2.3% in China; 4.5% from (6.8)% in Europe; 6.7% from (3.5)% in the U.S.; and 5.0% from (6.8)% in Latin America.

Governments and central banks around the world announced a series of stimulus measures to provide support against the crisis. The U.S. Federal Reserve has cut the target range for the Federal Funds Rate back to zero, resumed the asset purchase program and reintroduced a series of facilities adopted in response to the 2008 financial crisis. The European Central Bank announced an additional asset purchases program and eased the criteria of its refinancing operations. Further, various countries have announced substantial fiscal stimulus packages have supported growth in the second half of 2020, and that should continue in 2021.

The ongoing COVID-19 pandemic and, to a lesser extent, lower oil prices drove a sharp deterioration in asset prices in emerging markets, which led to a sharp tightening of international capital flows. Though the outlook seemed to improve at the backend of 2020 as vaccine developments progressed and commodity prices began to rebound, uncertainty persists, making asset price recovery in emerging markets unfold somewhat slower.

In 2020, China’s real GDP growth slowed to 2.3%, down from 6.1% in 2019. We forecast China’s real GDP growth rate at 8.5% in 2021, as a result of fiscal and monetary stimuli along with normalizing mobility as vaccination rollout advances support the recovery.

Latin America Context

The ongoing COVID-19 pandemic is still keeping asset prices in Latin America suppressed compared to pre-pandemic levels. Economic activity in the region will likely increase by 5.0% this year, as less stringent social distancing measures, advancement of the vaccination programs, and surging commodity prices cause GDP to increase sharply (also aided by a low base of comparison). However, high public debt levels should limit expansionary fiscal responses persisting beyond 2020, while some countries in the region are contemplating tightening monetary policy. Even though the COVID-19 pandemic initially represented a supply shock, monetary policy was a key instrument used to increase the probability that demand normalizes once the worst has passed. However, the sharp depreciation of currencies in Latin America bars an even more aggressive and rapid response.

Inflation

General

In the past, Chile experienced high levels of inflation, which significantly affected our financial condition and results of operations during such periods. In recent years, Chile has experienced relatively low inflation rates, with sporadic episodes where price growth deviated from the Central Bank of Chile’s 2%-4% target range. In 2018, 2019 and 2020 the inflation rate was 2.6%, 3.0%, and 3.0%, respectively. Our results of operations reflect the effect of inflation in the following ways:

●	a substantial portion of our assets and liabilities are denominated in UF. The UF is a unit of account, the peso value of which is indexed daily to reflect inflation recorded in the previous month. The net increase or decrease in the nominal peso value of our UF-denominated assets and liabilities is reflected as income or loss in our income statement, and
●	the rates of interest earned and paid on peso-denominated assets and liabilities reflect, to a certain degree, inflation and expectations regarding inflation.

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

Colombia has experienced high levels of inflation prior to the COVID-19 pandemic amid its currency depreciation and supply-side shocks affecting food prices. Historically low inflation during 2020 was registered following the significant demand shock and various fiscal subsidies. The rate of inflation in Colombia in 2018, 2019 and 2020 was 3.18%, 3.80% and 1.61%, respectively. At its peak during 2020, the 12-month inflation rate reached 3.86% in March, before slowing to a low of 1.49% in November. The 12-month inflation rate peak during the last decade (2010-2020) was 8.97% in July 2016.

UF-Denominated Assets and Liabilities

The UF is revalued by the INE on a monthly basis. Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal Chilean peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$27,565.79, Ch$28,309.94 and Ch$29,070.33 as of December 31, 2018, 2019 and 2020, respectively. The effect of any changes in the nominal Chilean peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Conversely, our net interest income will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$2,659,865 million, Ch$3,345,964 million and Ch$3,933,113 million during the years ended December 31, 2018 ,2019 and 2020, respectively. See “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Selected Statistical Information— Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest Bearing Liabilities.”

Chilean Peso-Denominated Assets and Liabilities

Interest rates prevailing in Chile are materially affected by the current rate of inflation during the period and market expectations concerning future inflation. The responsiveness to such prevailing rates of our Chilean peso-denominated interest-earning assets and interest bearing liabilities varies. See “Item 5. Operating and Financial Review and Prospects—Interest Rates,” Item 5. Operating and Financial Review and Prospects —Results of Operations” below and “Item 11. Quantitative and Qualitative Disclosures about Financial Risk.” We maintain a substantial amount of non-interest bearing Chilean peso-denominated demand deposits. The ratio of the average balance of such demand deposits to average interest-earning assets was 2.6%, 2.5% and 2.3% during the years ended December 31, 2018, 2019 and 2020, respectively. Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in interest rates or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

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

As of March 28, 2021, the DTF rate was 1.77%. The Central Bank of Colombia also calculates the interbank rate (Interés Bancario de Referencia or “IBR”), which acts as a reference of overnight and one-month interbank loans, based on quotations submitted each business day by eight participating banks to the Central Bank of Colombia. Using a weighted average of the quotations submitted, the Central Bank of Colombia calculates the overnight IBR each business day. The one-month IBR is calculated each Tuesday. Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate (Interés Bancario Corriente), calculated as the average of the interest ordinarily charged by banks within a set period of time. The current banking interest rate is certified by the Colombian Financial Superintendency.

A significant portion of our banking subsidiaries’ assets are linked to the DTF; accordingly, changes in the DTF affect our banking subsidiaries’ net interest income.

The Central Bank of Colombia decreased its reference rate to 3.25% on March 26, 2013, and the interest rate remained stable until March of 2014. From April 2014 to August 2014, the Central Bank of Colombia increased the reference rate by 125 basis points to 4.50%, a level consistent with neutral conditions. After a year on hold, amid accelerating inflation, which led to increasing inflation expectations, and a rapid deterioration of the current account deficit above 6% of GDP, the Central Bank began a monetary tightening cycle in September 2015, taking the policy rate to 5.75% by year-end. The tightening cycle ended in July 2016, with the policy rate at 7.75%. As inflation began to slow down in the third quarter of the year, the Central Bank moved back to loosening the monetary policy stance with a 25-basis point cut to 7.50% in December 2016. The easing cycle continued in 2017, with further cuts totaling 275 basis points leading to the policy rate ending 2017 at 4.75% and another 50 basis points in 2018 to 4.25%. The policy rate was held stable throughout 2019, ending the year at 4.25% (near neutral conditions), as the economy showed signs of a gradual recovery and inflation remained broadly under control. For 2020, the policy rate was lowered to a historic minimum of 1.75% in response to the significant shock to domestic demand.

On average, the DTF went from 7.96% in 2007 to 3.88% in the first quarter of 2014. In response to the changing monetary policy conditions, the DTF adjusted upward moving to 4.34% by year-end 2014 and to 5.22% at the end of December 2015 and 7.59% by the end of July 2016, before retreating to 6.86% by year-end 2016. As monetary loosening proceeded in 2017, the DTF rate dropped to 5.21% by year-end and to 4.51% by the end of 2018. With the reference rate stable in 2019, the DTF rate was broadly unchanged ending the year at 4.46%. The DTF decreased to 1.89% by the end of 2020 due to the loosening of monetary policy in response in response to the economic crisis.

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar and the Colombian peso. Our reported income is affected by changes in the value of the Chilean peso with respect to foreign currencies (principally the U.S. dollar and Colombian peso) because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are converted to Chilean pesos in preparing our consolidated financial statements. The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. In the past, the Chilean peso has been subject to significant volatility when compared to the U.S. dollar. In 2014, the Chilean peso depreciated against the U.S. dollar by 15.0% as compared to 2013. In 2015, the Chilean peso depreciated against the U.S. dollar by 17.3% as compared to 2014. In 2016, the Chilean peso appreciated against the U.S. dollar by 5.7% as compared to 2015. In 2017, the Chilean peso appreciated against the U.S. dollar by 1.3% as compared to 2016. In 2018, falling copper prices and a risk aversion sentiment led to a 12% depreciation of the Chilean peso. The exchange rate between the Chilean peso and the U.S. dollar as of December 31, 2018, 2019 and 2020 was Ch$695.69, and Ch$744.62, and Ch$710.73 per US$1.00, respectively. The notable depreciation of the Chilean peso has been due to the global trade war that negatively affected copper prices, the social unrest in late 2019 that raised domestic uncertainty and an overall risk-off market sentiment for emerging currencies during the uncertainty surrounding the global pandemic. The Chilean peso may be subject to significant fluctuations in the future and we note that the Central Bank of Chile foreign exchange intervention strategy remains active with its utilization likely if the value of the Chilean Peso diverges significantly from its fundamental levels.

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2018, 2019 and 2020, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$793,218 million, Ch$951,558 million and Ch$1,625,828 million, respectively.

Falling oil prices, risk-off mode and fiscal concerns led to further weakening for the Colombian peso in 2020. The peso traded at COP 3,483.54 per US$1.00 at the end of 2020, as compared to COP3,278.19 per US$1.00 at the end of 2019 and COP3,248.52 per US$1.00 at the end of 2018. Recovering oil prices in 2021 and activity improvement may support the Colombian peso, but fiscal concerns and a wide and sticky current account deficit may prevent meaningful appreciation going forward.

RECENT DEVELOPMENTS

COVID-19 Pandemic Response

Public health crises, or the public perception of the risks of public health crises, such as the outbreak of the COVID-19 pandemic, have and may continue to negatively impact economic activity in Chile and in other countries in which we operate. Accordingly, our results of operations or financial condition have and may continue to be adversely affected.

The outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China, as well as other countries, including the countries in which we operate, growing into a global pandemic, as declared by the World Health Organization. Since the outbreak began, countries have responded by taking various measures including imposing mass quarantines, restricting travel, limiting public gatherings and suspending certain economic activities. In addition, concerns related to COVID-19 have lowered equity market valuations, decreased liquidity in fixed income markets and created significant volatility and disruption in global financial markets, resulting in increased volatility of stock prices (including the price of our stock), a trend which may continue. Also, there are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities that may continue to have a destabilizing effect on financial markets and economic activity, including companies in the financial sector. From a macroeconomic point of view, COVID-19 negatively impacted the Chilean economy, with GDP contracting by 5.8% in 2020 as compared to 2019, and is expected to have a negative impact on the Chilean economy in the early part of 2021, before the impact of the Chilean COVID-19 vaccination program materializes. Furthermore, an unfavorable evolution of the outbreak, including the variant strains of the COVID-19 virus, which have appeared in the U.K, South Africa and Brazil, could translate into liquidity constraints, reduced access to funding, and longstanding contingency plans in order to address the emergency. Please refer to “Item 3—Key Information—Risk Factors—Risks Relating to Chile, Colombia and Other Countries in Which We Operate—COVID-19 or any other pandemic disease and health events could affect the economies of the countries in which we operate, our business operations or our financial condition and results of operations;” and “Item 5—Operating and Financial Review and Prospects—Operating Results—The Economy—Impact of COVID-19 on the Economy” for a discussion of the ways COVID-19 may impact our business and the economies in which we operate.

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

Allowance for Expected Credit Losses

Starting January 1, 2018, we record our allowances for expected credit losses following our internal models for the recording of expected credit losses according to IFRS 9. For further details see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impairment Assessment as of January 1, 2018.”

The new single impairment model applies to all financial assets measured at amortized cost and fair value through other comprehensive income (“FVOCI”), including loan commitments and contingent loans. The Bank accounted the ECL related to financial assets measured at amortized cost and FVOCI as a loss allowance in the statement of financial position and the carrying amount of these assets is stated net of the loss allowance. The ECL related to contingent loans are accounted as a provision in the statement of financial position. For financial assets that are measured at fair value through other comprehensive income, the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset in the statement of financial position. The new model uses a dual measurement approach, under which the loss allowance is measured as either: (a) 12-month expected credit losses or (b) lifetime expected credit losses.

The Bank, at the end of each reporting period, evaluates whether a financial instrument’s credit risk has increased since initial recognition, and consequently classifies the financial instrument in one of the three stages. Stage 1 requires at initial recognition of a loan or when there has been an improved credit risk following a significant increase or impairment of assets, the Bank recognizes an allowance based on 12 months ECL. When a loan has shown a significant increase in credit risk since origination it is classified in Stage 2 and the Bank records an allowance for the lifetime ECL. Stage 2 loans also include loans where the credit risk has improved following a Stage 3 classification. Finally, Stage 3 includes loans considered credit-impaired and the Bank records an allowance for the lifetime ECL, setting the probability of default at 100%.

The expected credit losses is the probability-weighted estimate of credit losses, i.e., the present value of all cash shortfalls. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. The three main components in measuring expected credit losses are:

●	PD: The probability of default is an estimate of the likelihood of default over a given period of time. A default may only happen at a certain time over the assessed period, if the facility has not been previously de-recognized and is still in the portfolio.
●	LGD: The loss given default is an estimate of the loss arising after a specific default. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral.
●	EAD: The exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdown on committed facilities and accrued interest from missed payments.

For measuring 12-month and lifetime expected credit losses, cash shortfalls are identified as follows:

●	12-month expected credit losses: the portion of lifetime expected credit losses that represents the expected credit losses that result from default events on the financial instruments that are possible within the 12 months after the reporting date.
●	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.

Forward-looking information:

The ECL model includes a broad range of forward-looking information as economic inputs, such as GDP growth, interest rates, unemployment rates, among others.

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

The following factors, among others, could significantly impact the impairment analysis and may result in aadditional future goodwill impairment charges that, if incurred, could have a material adverse effect on the Company’s financial condition and results of operations:

●	The macroeconomic factors in both the Chilean and Colombian markets may not recover and evolve from 2021 onwards in line with current expectations.
●	The operational integration of the banks in Chile is not completed by 2021.
●	The operational integration, introduction of the Itaú brand and client segmentation in the Colombian market may not have the expected impact. Additionally, the Bank may not achieve the change in the product mix as stated in its formal budgets and plans.

●	The recovery of the Bank’s pre-merger market share in Colombia expected to occur by 2023, depends on the achievement of the projection of an annual composed average growth rate for the loans portfolio, during the first years.

As disclosed in “Note 3 – Significant events” and “Note 32 – Depreciation, Amortization and Impairment” to our consolidated financial statements we recorded an impairment loss with no cash effect allocated to (i) the goodwill assigned to the Chile CGU for Ch$412,356 million, (ii) Ch$239,469 million corresponding to the total goodwill assigned to the CGU Colombia and (iii) Ch$113,911 million (Ch$79,364 million net of deferred taxes) that represent all of the intangibles generated in business combinations assigned to the Colombia CGU. The total impact of these effects on the result attributable to the Bank's owners is Ch$720,951 million and Ch$10,276 million corresponding to non-controlling interest. These non-recurring accounting losses are mainly due to the state of the economy as of June 30, 2020, the market valuation of the Bank, the applicable discount rates and other changes in variables caused by uncertainty within the macroeconomic situation, which resulted in a valuation for these business units that was lower than their accounting value.

Recently Adopted and New Accounting Pronouncements

No new accounting pronouncements have been adopted in the year ended December 31, 2020 in the consolidated financial statements.

Starting January 1, 2019 the Bank changed the manner it accounts for leases by adopting IFRS 16 “Leases”. Additionally, it changed the manner in which it accounts for financial instruments starting January 1, 2018 by adopting IFRS 9 “Financial instruments”. See “Note 2 – Accounting Changes”. Further details on recently adopted accounting standards are as follows:

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

Set out below are disclosures regarding the impact of the adoption of IFRS 9 on us and further details of the specific IFRS 9 accounting policies applied in the current period (as well as the previous IAS 39 accounting policies applied in the comparative period). All information for periods disclosed in in this Annual Report is according to IFRS 9.

Classification and Measurement of Financial Instruments

	IAS 39 as of December 31, 2018			IFRS 9 as of January 1, 2019
	Measurement		Book Value	Measurement		Book Value
Balance	category	Portfolio	millions of Ch$	category	Portfolio	millions of Ch$
Trading investments	Fair value through profit or loss	Financial instruments classified as trading investments	415,061	Financial instruments at fair value through profit or loss	Financial instruments at fair value through profit or loss	423,855
Investments instruments	Fair value through profit or loss	Financial assets available for sale (including those that were valued at cost at December)	2,663,478	Financial instruments at fair value through other comprehensive income	Financial instruments at fair value through other comprehensive	2,658,739

	Amortized cost	Financial assets classified as held to maturity	202,030	Amortized cost	Financial instruments at fair value through profit or loss	201,993
Loans and accounts receivable from customers	Amortized cost	Loans and accounts receivable from customers, net of allowances for loan losses according to IAS 39.	19,764,078	Amortized cost	Loans and accounts receivable from customers, net of allowances for loan losses according to IFRS 9.	19,612,201

Interbank loans	Amortized cost	Interbank loans, net of allowances for loan losses according to IAS 39.	70,077	Amortized cost	Interbank loans, net of allowances for loan losses according to IFRS 9.	70,077

●	Classification of financial assets

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

After initial recognition, we measure a financial asset at :

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

Allowance for expected credit losses – under IFRS 9

Starting from January 1, 2018, we replaced the “incurred loss” model of IAS 39 with an “expected credit loss” (“ECL”) model established by IFRS 9. For a description of the expected credit loss model, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impairment Assessment as of January 1, 2018.”

IFRS 15 Revenue from Contracts with Customers

On January 1, 2018, IFRS 15 “Revenues from contracts with customers” became effective. In accordance with our activities, income and expenses arising from fees and commission are under the scope of this new standard. Consequently, a review over fees and commissions has been performed, to ensure the five-step approach is fully met.

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

In addition, new amendments and interpretations to IFRS standards have been issued but not yet adopted in our consolidated financial statements as of December 31, 2020, none of them with significant modifications.

Results of Operations for the Years Ended December 31, 2018, 2019 and 2020

Introduction

We ended 2020 with a Ch$826,155 million consolidated net loss, a decrease of Ch$950,677 million compared to December 31, 2019. These losses are mainly explained by a post-tax non-cash impairment charge of Ch$731,189 million. That impact is composed of Ch$412,356 million as a result of a goodwill impairment of our estimated fair value of the cash generating unit for Chile; and of Ch$318,833 million as a result of impairment of goodwill and intangible assets from business combination of the cash generating unit for Colombia.

Excluding this effect, the consolidated result as of December 2020 would have reached a net loss of Ch$94,966 million, a decrease of Ch$219,488 million compared to December 31, 2019.

From a macroeconomic perspective, the events with the greatest impact on our results were: (i) the effects of the COVID-19 pandemic, which resulted in a reduction in the economic activity in Chile and Colombia; and (ii) the reduction in the monetary policy rate in both countries ‒from 1.75% at the end of 2019 to 0.50% at the end of 2020 in Chile, and from 4.25% to 1.75% in Colombia‒ negatively impacting our liability and capital margins.

We ended 2019 with Ch$124,522 million in consolidated net income, a decrease of 25.4% year-on-year. From a macroeconomic perspective, the events with the greatest impact on our results were: (i) the social unrest that led to a reduction in economic activity in Chile and an increase in delinquencies; (ii) the reduction in the monetary policy rate in Chile, which went from 2.75% at the beginning of the year to 1.75% at the end of December, negatively impacting our liability and capital margins; and (iii) a smaller variation in the UF observed in Chile of 2.7% in 2019 compared to a variation of 2.9% in 2018, which impacts our financial margin with the market and the effective tax rate. Additionally, the higher provisions for loan losses also contributed significantly to the decrease in our consolidated results. This increase was mainly due to one-time events, as detailed below, which were partially offset by a lower effective tax rate.

We ended 2018 with Ch$166,854 million in consolidated net income, the strongest result since the merger, posting a 165.6% increase when compared to 2017 based on stronger loan growth with lower delinquency, the highest net interest income and fee revenues and the lowest cost of credit since the Merger, with operating expenses virtually flat when compared to 2017.

Net Income (Loss)

For the year ended December 31, 2020, our consolidated financial statements reported a consolidated net loss of Ch$826,155 million, a Ch$950,677 million decrease from our consolidated net income of Ch$124,522 million in 2019.

Aside from the non-cash impairment previously mentioned, this decrease in our consolidated net income was primarily due to the increase in provisions for loan losses. In 2020, provisions for loan losses increased by Ch$83,552 million, or 21.8%. We increased our allowances for loan losses to protect our loan portfolio from defaults that we estimate that, as a result of the COVID-19 pandemic, could materialize in the future, taking into account the macroeconomic perspectives in both Chile and Colombia, as well as specific aspects by sector, product and customers.

As part of our continuous credit risk monitoring strategy, we timely update significant parameters to adjust our forward looking provisioning model to protect the balance sheet. As a result, we have increased our allowances for loan losses from Ch$880,117 million in 2019 to Ch$1,041,873 in 2020, mainly to cover expected losses for individually assessed loans. We believe that timely updating our provisioning models allows us to properly capture the expected losses of our portfolio and prepare our balance sheet for a new cycle of growth and sustained improvement in profitability as the economy recovers and we advance with our transformation plan.

The following table sets forth the components of our net income for the years ended December 31, 2018, 2019 and 2020:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2018	2019	2020	2019/2018	2020/2019

	(in millions of Ch$ except for percentages)
Components of net income:
Net interest income	887,663	900,418	866,437	1.4%	(3.8)%
Net fees and commissions	186,129	174,404	140,999	(6.3)%	(19.2)%
Trading and Investment, foreign exchange gains and other operating income	181,446	216,232	102,001	19.2%	(52.8)%
Provisions for loan losses	(279,798)	(382,678)	(466,230)	11.3%	21.8%
Total operating expenses	(741,527)	(736,533)	(1,581,778)	(0.7)%	114.8%
Income (loss) before income taxes	233,913	171,843	(938,571)	(26.5)%	(646.2)%
Income (loss) from investment in associates	—	532	(2,794)	—%	(625.2)%
Income taxes	(67,059)	(47,853)	115,210	(28.6)%	(340.8)%
Income (loss) from continuing operations	166,854	124,522	(826,155)	(25.4)%	(763.5)%
Income (loss) from discontinued operations	—	—	—	—%	—%
Net income (loss) for the year	166,854	124,522	(826,155)	(25.4)%	(763.5)%

Net Interest Income

The following table sets forth the components of our net interest income for the years ended December 31, 2018, 2019 and 2020:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2018	2019	2020	2019/2018	2020/2019

	(in millions of Ch$ except for percentages)
Interest income	1,739,317	1,773,640	1,549,674	2.0%	(12.6)%
Interest expense	(851,654)	(873,222)	(683,237)	2.5%	(21.8)%
Net interest income	887,663	900,418	866,437	1.4%	(3.8)%

The following table sets forth information as to the components of our interest income for the years ended December 31, 2018, 2019 and 2020:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2018	2019	2020	2019/2018	2020/2019

	(in millions of Ch$ except for percentages)
Interest income	1,739,317	1,773,640	1,549,674	2.0%	(12.6)%
Average interest-earning assets:
Loans	20,983,806	22,239,619	23,462,068	6.0%	5.5%
Financial investments	2,986,100	2,829,393	3,782,456	(5.2)%	33.7%
Interbank deposits	203,672	192,210	140,543	(5.6)%	(26.9)%
Total average interest-earning assets	24,173,578	25,261,222	27,385,067	4.5%	8.4%

The following table sets forth information as to the components of our interest expense for the years ended December 31, 2018, 2019 and 2020:

				% Change	% Change
	For the year end December 31,			from	from
	2018	2019	2020	2019/2018	2020/2019

	(in millions of Ch$ except for percentages)
Interest expense	851,654	873,222	683,237	2.5%	(21.8)%
Average interest-earning liabilities:
Bonds	5,789,542	6,357,677	6,358,889	9.8%	0.0%
Time deposits	10,097,251	10,611,996	12,195,779	5.1%	14.9%
Central Bank borrowings	—	—	1,539,759	—%	—%
Repurchase agreements	806,223	716,190	598,204	(11.2)%	(16.5)%
Mortgage finance bonds	58,939	45,598	34,536	(22.6)%	(24.3)%
Other interest-bearing liabilities	4,769,459	5,107,621	5,959,330	7.1%	16.7%
Total average interest-bearing liabilities	21,521,414	22,839,082	26,686,497	6.1%	16.8%

2020 Compared to 2019

Our net interest income (NII) was Ch$866,437 million for the year ended December 31, 2020, a decrease of 3.8% as compared to Ch$900,418 million for the year ended December 31, 2019. This decrease was primarily due to a change in credit portfolio mix, mainly due to the contraction of the consumer portfolio as a result of the COVID-19 pandemic and by a reduction in spreads from deposits resulting from the fall in interest rates. The decrease was partially offset by the positive impact that both loan and deposit volumes had on increasing our NII.

The aforementioned factors had a total Ch$33,981 million impact on our net interest margin (net interest income divided by average interest-earning assets), resulting in a decrease of only 40 basis points to 3.16% in 2020 from 3.56% in 2019, demonstrating that our net interest margin rate has been largely resilient despite the fall in the monetary policy rate year-over-year.

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

The aforementioned factors were not sufficient to increase our net interest margin (net interest income divided by average interest-earning assets), resulting in a decrease of 11 basis points to 3.56% in 2019 from 3.67% in 2018.

Allowances for Loan Losses

Allowance for loan losses as of December 31, 2018, 2019 and 2020 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9.

The following table sets forth information relating to our allowances for loan losses as of December 31, 2018, 2019 and 2020 (at amortized cost according to IFRS 9):

				% Change	% Change
	As of December 31,			from	from
	2018	2019	2020	2019/2018	2020/2019

	(in millions of Ch$ except for percentages)
Total loans (excludes interbank loans)	21,482,490	23,134,814	22,617,981	7.7%	(2.2)%
Past due loans(1)	271,791	312,510	291,781	15.0%	(6.6)%
Non-performing loans(2)	452,947	653,664	503,882	44.3%	(22.9)%
Impaired loans(3)	1,299,226	1,468,775	1,821,779	13.1%	24.0%
Allowances for loan losses	768,120	880,117	1,041,873	14.6%	18.4%
Allowances for loan losses as a percentage of total loans	3.6%	3.8%	4.6%	17.8%	21.1%
Allowances for loan losses as a percentage of non-performing loans	169.6%	134.6%	206.8%	26.7%	53.6%
Allowances for loan losses as a percentage of impaired loans	59.1%	59.9%	57.2%	21.2%	(4.5)%
Non-performing loans as a percentage of total loans	2.1%	2.8%	2.2%	(7.0)%	(21.4)%
Allowances for loan losses as a percentage of past due loans	282.6%	281.6%	357.1%	(14.0)%	26.8%

(1)	Past due loans include all installments and lines of credit more than 90 days overdue. Do not include the aggregate principal amount of such loans.
(2)	Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue.
(3)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations.

2020 Compared to 2019

Allowances for loan losses (excluding allowances for interbank loans) increased by 18.4% to Ch$1,041,873 million as of December 31, 2020 compared to Ch$880,117 million as of December 31, 2019. Higher allowances for loan losses resulted primarily from the credit cycle derived from the COVID-19 pandemic. In this scenario, we focused on properly reflecting these impacts in our models. We increased our allowances for loan losses to protect our balance sheet from possible impacts of the COVID-19 pandemic that could materialize in the future, considering the macroeconomic perspectives in Chile and Colombia, as well as specific aspects of the sector, product and client.

Our non-performing loans, as a percentage of total loans, decreased to 2.2% as of December 31, 2020 compared to 2.8% as of December 31, 2019. This decrease was the result of credit relief measures on one hand, but also from increasing payments from our customers, particularly due to higher liquidity derived from pension funds withdrawals approved by the Chilean government.

As part of the relief plan for our clients, we have granted payment holidays to some of our clients, which mainly consist of the postponement of one to six installments on their loans under certain conditions. As of December 31, 2020, we have rescheduled installments for an approximate amount of Ch$398,086 million. Additionally, under the FOGAPE COVID-19 credit lines program, as of December 31, 2020, we had carried out government-guaranteed operations for an aggregate amount of Ch$803,080 million.

2019 Compared to 2018

Allowances for loan losses (excluding allowances for interbank loans) increased by 14.6% to Ch$880,117 million as of December 31, 2019 compared to Ch$768,120 million as of December 31, 2018. Higher allowances for loan losses resulted primarily from provisions we have constituted for two specific corporate clients, one in Chile and one in Colombia and higher provisioning levels for wholesale and retail clients related to social unrest events in Chile.

Our non-performing loans, as a percentage of total loans, increased to 2.8% as of December 31, 2019 compared to 2.1% as of December 31, 2018. This increase resulted from the social unrest in Chile that negatively affected our NPL ratios in the short term as some businesses and individuals were adversely affected by a decrease in economic activity and acts of vandalism. In addition, the NPL ratios of our commercial loans were impacted by the provisions we set aside for the exposures to two corporate clients mentioned above.

Provisions for Loan Losses

2020 Compared to 2019

Provisions for loan losses increased by 21.8% to Ch$466,230 million for the year ended December 31, 2020, compared to Ch$382,678 million for the year ended December 31, 2019. The increase in our provisions for loan losses expense was primarily due to economic environment which led to a significant parameters update seeking to adjust our forward looking provisioning model to protect the balance sheet.

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

Net Fees and Commission Income

2020 Compared to 2019

Our net service fee income (including income from financial advisory services) for the year ended December 31, 2020 was Ch$140,999 million, representing a 19.2% decrease when compared to Ch$174,404 million for the year ended December 31, 2019. Our income from service fees during the year ended December 31, 2020 decreased by 16.3% to Ch$204,378 million from Ch$244,196 million for the year ended December 31, 2019. Our expenses from service fees decreased by 9.2% to Ch$63,379 million for the year ended December 31, 2020, from Ch$69,792 million for the year ended December 31, 2019.

The decrease in our net service fee income was driven primarily by lower economic activity and the consequent lower credit activity and the reduction in fees from financial advisory services and higher expenses from brokerage commissions.

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

The increase in our net service fee income was driven primarily by higher revenues obtained by credit operations and guarantees provided.

Other Net Operating Income

The following table sets forth the components of our other net operating income for the years ended December 31, 2018, 2019 and 2020:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2018	2019	2020	2019/2018	2020/2019

	(in millions of Ch$ except for percentages)
Trading and investment income, net	172,755	143,634	110,887	(16.9)%	(22.8)%
Foreign exchange gains (losses), net	(17,965)	27,626	(74,464)	(253.8)%	(369.5)%
Other operating revenue	26,656	44,972	65,578	68.7%	45.8%
Trading and investment, foreign exchange gains and other operating income	181,446	216,232	102,001	19.2%	(52.8)%

2020 Compared to 2019

In the year ended December 31, 2020, trading and investment, foreign exchange gains and other net operating income decreased by 52.8% to Ch$102,001 million from Ch$216,232 million in 2019. This decrease was mainly the result of negative impacts resulting from higher market volatility in our treasury operations, particularly driven by the decrease in interest rates. This decrease is the result of greater uncertainty in the global markets, impacting interest rates (international and local) and lower results from derivatives contracts with clients, which led to a decrease in trading income.

The reversal in our foreign exchange results from a gain in 2019 to a loss in 2020 was primarily driven by the weakening of the U.S. dollar in Chile. This was partially offset by the increase in results from the sale of financial instruments at FVTOCI, which was driven by the repurchase of bonds from the Central Bank of Chile to increase liquidity in the local market.

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

Operating Expenses

The following table sets forth the components of our operating expenses for the years ended December 31, 2018, 2019 and 2020:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2018	2019	2020	2019/2018	2020/2019

	(in millions of Ch$ except for percentages)
Personnel salary and expenses	294,747	298,209	292,191	1.2%	(2.0)%
Administration expenses	291,736	248,881	257,753	(14.7)%	3.6%
Depreciation and amortization	86,817	127,166	126,444	46.5%	(0.6)%
Impairment	28	728	814,879	2,500.0%	111,833.9%
Other operating expenses	68,199	61,549	90,511	(9.8)%	47.1%
Total operating expenses	741,527	736,533	1,581,778	(0.7)%	114.8%

2020 Compared to 2019

Operating expenses increased by 114.8% to Ch$1,581,778 million for the year ended December 31, 2020 from Ch$736,533 million for the year ended December 31, 2019. This increase was primarily the result of the non-cash goodwill impairment previously mentioned. Excluding this impact of Ch$765,736 million (pre tax), operating expenses would have increased by 10.8%. This increase is the result of one-time effects on provisions due to the restructuring of the footprint of our branches and corporate spaces as a consequence of the forthcoming adoption of the "Remote First" work model.

Additionally, our operating expenses were negatively impacted by severance expenses, which were caused by a 7.0% reduction in staff in order to simplify our organizational structure, which was the largest structural adjustment since the Merger.

2019 Compared to 2018

Operating expenses decreased by 0.7% to Ch$736,533 million for the year ended December 31, 2019 from Ch$741,527 million for the year ended December 31, 2018. This decrease was primarily the result a decrease in administration expenses in the amount of Ch$42,855, which in turn was primarily due to the adoption of IFRS 16.

Income Taxes

2020 Compared to 2019

Our income tax for the year ended December 31, 2020 was an income of Ch$115,210 million compared to an expense of Ch$47,853 million for the year ended December 31, 2019. This change is mostly explained by net losses in the period as a result of the aforementioned goodwill impairment of our estimated fair value of the cash generating units for both Chile and Colombia.

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

Year Ended December 31, 2018 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2018:

	For the year ended December 31, 2018
	Chile	Colombia	Total

	(in millions of Ch$)
Net interest income	591,575	296,088	887,663
Net fees and commissions	149,673	36,456	186,129
Net trading and investment income	128,264	44,491	172,755
Net foreign exchange gains (losses)	5,726	(23,691)	(17,965)
Other operating income	14,337	12,319	26,656
Provision for loan losses	(127,804)	(151,994)	(279,798)
Total operating income, net of provision for loan losses	761,771	213,669	975,440
Depreciation and amortization	(53,544)	(33,273)	(86,817)
Other operating expenses	(442,943)	(211,767)	(654,710)
Total operating expenses	(496,487)	(245,040)	(741,527)
Income before taxes	265,284	(31,371)	233,913
Income (loss) taxes	(85,269)	18,210	(67,059)
Income from continuing operations	180,015	(13,161)	166,854
Income (loss) discontinued operations	—	—	—
Net income for the year	180,015	(13,161)	166,854
Average loans	16,250,960	4,732,846	20,983,806
Average investments	1,764,400	1,303,562	3,067,962

Year Ended December 31, 2019 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2019:

	For the year ended December 31, 2019
	Chile	Colombia	Total

	(in millions of Ch$)
Net interest income	614,186	286,232	900,418
Net fees and commissions	138,007	36,397	174,404
Net Trading and investment income	152,600	(8,966)	143,634
Net foreign exchange gain (loss)	(24,389)	52,015	27,626
Other operating income	20,460	24,512	44,972
Provision for loan losses	(295,116)	(87,562)	(382,678)
Total operating income, net of provision for loan losses	605,748	302,628	908,376
Depreciation and amortization	(86,593)	(40,573)	(127,166)
Other operating expenses	(394,271)	(215,096)	(609,367)
Total operating expenses	(480,864)	(255,669)	(736,533)
Income before taxes	124,884	46,959	171,843
Income from investment in associates and other companies	800	(268)	532
Income (loss) taxes	(33,393)	(14,460)	(47,853)
Income from continuing operations	92,291	32,231	124,522
Income (loss) discontinued operations	—	—	—
Net income for the year	92,291	32,231	124,522
Average loans	17,491,160	4,748,459	22,239,619
Average investments	2,050,682	975,404	3,026,086

Year Ended December 31, 2020 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2020:

	For the year ended December 31, 2020
	Chile	Colombia	Total

	(in millions of Ch$)
Net interest income	626,214	240,223	866,437
Net fees and commissions	108,140	32,859	140,999
Net Trading and investment income	25,031	85,856	110,887
Net foreign exchange gain (loss)	(20,491)	(53,973)	(74,464)
Other operating income	16,588	48,990	65,578
Provision for loan losses	(310,429)	(155,801)	(466,230)
Total operating income, net of provision for loan losses	445,053	198,154	643,207
Depreciation and amortization	(96,117)	(30,327)	(126,444)
Impairment	(457,174)	(357,705)	(814,879)
Other operating expenses	(438,978)	(201,477)	(640,455)
Total operating expenses	(992,269)	(589,509)	(1,581,778)
Income (loss) before taxes	(547,216)	(391,355)	(938,571)
Income (loss) from investment in associates	(2,794)	—	(2,794)
Income taxes	73,965	41,245	115,210
Income (loss) from continuing operations	(476,045)	(350,110)	(826,155)
Income (loss) discontinued operations	—	—	—
Net income (loss) for the year	(476,045)	(350,110)	(826,155)
Average loans	18,792,888	4,669,180	23,462,068
Average investments	3,109,577	1,081,047	4,190,624

Analysis of Segment Results

2020 Compared to 2019

We ended 2020 with a Ch$826,155 million consolidated net loss, which consisted of a loss of Ch$476,045 million in Chile and a loss of Ch$350,110 million in Colombia. We reached a consolidated net loss of Ch$826,155 million in 2020, a decrease of 950,677 million as compared to the year ended December 31, 2019.

Our results in Chile were mainly impacted by the Ch$412,356 million (post tax) aforementioned impairment of goodwill and intangibles from business combinations and also by the increase in provision for loan losses, primarily as a result of the negative affect the COVID-19 pandemic had on the quality of our loan portfolio given an increase in credit risk, among other items.

In 2020, net income for Colombia decreased by Ch$382,341 million, mainly due to the non-cash impairment of Ch$318,833 million (post tax) of goodwill and intangibles from business combinations and also by the increase in provision for loan losses. Operating expenses also increased by 130.6% the impact of the impairment described above as compared to the year ended December 31, 2019.

In addition, the economic volatility in 2020 due to the COVID-19 pandemic was important part of the decrease in operating results and therefore in the profitability of our operation in both countries in 2020.

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

Cost of credit remained under control and benefited from the release of provisions in contingent loans that partially offset additional provisions for a client in the corporate segment.

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

Sources of Liquidity

Our funding strategy aims for diversification of counterparties and maturities, both in the domestic and foreign markets. We are permanently monitoring the main vulnerability factors that could affect our current and potential capacity to obtain funding. Our objective is to ensure a diversified funding base by tenors within our risk appetite framework and cost structure. Stable and diversified financing is obtained through different sources in terms of providers, products and markets. In this way, we have generated robust liquidity levels to face potential liquidity stress scenarios.

Regarding mismatches, our Assets and Liabilities Committee (ALCO) defines the limit framework. Within this framework, each unit manages term mismatches. Once the ALCO has set the limits of term mismatches, they are confirmed by our board of directors.

From a liquidity point of view, the ALCO also proposes to the board of directors the liquidity reserves that each unit must maintain and manage. The determination of these limits depends, among other things, on the maturity structure for the next 30 days, on the type of customers holding short-term deposits and on-demand deposits and on other obligations we maintain. The ALCO also defines the type of eligible instruments to be considered liquidity reserves, and it periodically monitors the liquidity levels maintained at all time. Compliance with the entire limit structure is monitored daily by our Market Risk department.

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

Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. In this context, long-term funding needs during 2020 were mostly obtained from the Central Bank lines priced at Monetary Policy Rate (MPR). Year-over-year, total deposits have increased by 6.9% and interbank borrowings have expanded 43.5%, mainly due to increased borrowing from the Central Bank within the context of the Central Bank’s COVID-19-related liquidity facitilies (FCIC).

Our strategy in terms of bond issuances is to seek longer maturity tenors and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads obtained in these issuances have allowed an improvement in the cost of funds. In the fourth quarter of 2020 we did not place bonds in the local nor in the international markets, but in the first half of the year we issued bonds in UF and CLP equivalent to US$293 million.

Capital

As of December 31, 2020, our shareholders’ equity was in excess of that required by Chilean regulatory requirements. According to the Chilean General Banking Act (as amended, including by Law No. 21,130), as a general rule a bank must have (i) an effective net equity of at least 8% of its risk-weighted assets, net of required reserves, and (ii) paid-in capital and reserves (basic capital) not lower than (y) 4.5% of its risk weighted assets and (z) 3% of its total assets, in both cases, net of required reserves. Nevertheless, when approving the Merger, the SBIF required that Itaú Corpbanca must have an effective net equity of at least 10% of its risk-weighted assets, net of required reserves. We are currently considering a number of actions to address our capital ratios going forward, in light of the impact of our pending acquisition of additional interest in Itau Colombia and increasingly stringent Basel III capital requirements. Those actions may include an increase in our equity through a potential stock offering. At this time, no firm decision has been made as to any of the foregoing and we continue to evaluate potential alternatives.

See “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information” in this Annual Report for additional information regarding events in which a higher effective net equity and/or a higher basic capital may be required and detail on certain regulations that were issued by the CMF during 2020, which may impose additional capital and reserve requirements.

The calculation of the effective net equity does not include the capital contributions made to subsidiaries of a bank and is made on a consolidated basis rather than on an separated basis.

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

Note that in certain instances, a higher effective net equity and/or a higher basic capital may be required. In addition, certain regulations that were issued by the CMF during 2020 and 2021 may impose additional capital and reserve requirements. For further information, please see “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information” in this Annual Report.

The following table sets forth our minimum capital requirements as of the dates indicated. See Note 36 to our consolidated financial statements included herein for a description of the minimum capital requirements.

	As of December 31,
	2018	2019	2020

	(in millions of Ch$ except
	for percentages )
Net capital base	3,324,531	3,346,102	2,315,411
3% total assets net of provisions	(953,445)	(1,047,243)	(1,060,193)
Excess over minimum required equity	2,371,086	2,298,859	1,255,218
Net capital base as a percentage of the total assets, net of provisions	10.46%	9.59%	6.55%
Effective net equity	3,415,845	3,280,569	3,044,661
10% of the risk-weighted assets	(2,336,181)	(2,496,018)	(2,244,655)
Excess over minimum required equity	1,079,664	784,551	800,006
Effective equity as a percentage of the risk-weighted assets	14.6%	13.1%	13.6%

Our capital ratio levels increased to 13.6% in 2020 when compared to 2019 primarily due to a decrease in risk weighted assets from wholesale loans and a decrease in U.S. dollar exchange rate with respect to the Chilean peso. This was partially offset by the results of the period and its effect on our core capital. See further details in Note 23 to our consolidated financial statements.

Financial Investments

Since 2018, our financial investments are classified into measurement categories based on both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For periods prior to 2018, our financial investments are classified at the time of purchase, based on our management’s determination, as trading or investment instruments, the latter being categorized as fair value through other comprehensive income or at amortized cost. For additional details on our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2018, 2019 and 2020, please see “Item 4. Information on the Company—Business Overview—Selected Statistical Information — Investment Portfolio.”

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

Net Cash (Used in) Provided by Operating Activities

	For the Year Ended December 31,
	2018	2019	2020

	in millions of Ch$
Net cash (used in) provided by operating activities	695,755	354,497	1,432,755

Our net cash used in operating activities for the year ended December 31, 2020 increased from Ch$354,497 million in 2019 to Ch$1,432,755 million in 2020. This increase in net cash provided by operating activities was mainly due to an increase in customer checking account balances partly offset by a decrease in interbank loans.

Net Cash (Used in) Provided by Investing Activities

	For the Year Ended December 31,
	2018	2019	2020

	in millions of Ch$
Net cash (used in) provided by investing activities	(41,874)	(315,627)	(66,306)

Our net cash used in investing activities increased from Ch$(315,627) million for the year ended December 31, 2019 to Ch$(66,306) million for the year ended December 31, 2020. This increase in net cash used in investing activities was mainly due to IT projects.

Net Cash (Used in) Provided by Financing Activities

	For the Year Ended December 31,
	2018	2019	2020

	in millions of Ch$
Net cash (used in) provided by financing activities	(449,272)	(69,923)	1,569,735

We saw a reversal in our financing cash flows from a net cash outflow of Ch$349,602 million in 2019 for the year ended December 31, 2019 to a net cash inflow of Ch$1,639,658 million in 2020 for the year ended in December 31, 2020. The reversal was primarily due to the access to preferential credit lines from the Central Bank that allowed us to decrease other funding sources and a larger annual dividend payment.

Deposits and Other Borrowings

The following table sets forth our average month-end balance of our liabilities for the years ended December 31, 2018, 2019 and 2020, in each case together with the related average nominal interest rates paid thereon.

	As of December 31,
	2018			2019			2020
			Average			Average			Average
	Average	Interest	Normal	Average	Interest	Normal	Average	Interest	Normal
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(in millions of Ch$ except for percentages)
Time deposits	10,097,251	385,734	3.8%	10,611,996	377,090	3.6%	12,195,779	267,482	2.2%
Central Bank borrowings	—	—	—	—	—	—	1,539,759	7,162	0.5%
Repurchase agreements	806,223	29,664	3.7%	716,190	26,349	3.7%	598,204	8,622	1.4%
Mortgage finance bonds	58,939	2,963	5.0%	45,598	1,993	4.4%	34,536	1,262	3.7%
Bonds	5,789,542	319,289	5.5%	6,357,678	340,480	5.4%	6,358,889	290,727	4.6%
Other interest bearing-liabilities	4,769,459	114,004	2.4%	5,107,621	122,230	2.4%	5,959,330	107,982	1.8%
Subtotal interest-bearing liabilities	21,521,414	851,654	4.0%	22,839,083	868,142	3.8%	26,686,497	683,237	2.6%
Non-interest bearing liabilities:
Non-interest bearing deposits	2,334,249			2,322,079			2,517,195
Derivatives	1,088,108			2,076,047			4,320,679
Other non-interest bearing liabilities	786,415			936,765			942,243
Shareholders’ equity	3,490,821			3,586,220			2,875,406
Subtotal non-interest bearing liabilities	7,699,593			8,921,111			10,655,523
Total	29,221,007	851,654		31,760,194	868,142		37,342,020	683,237

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Our most important source of funding is our time deposits. Time deposits represented 45.7% of our average interest bearing liabilities for the year ended December 31, 2020. We continue to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. Our total checking accounts and other demand liabilities increased by 8.4% as of December 31, 2020 compared to December 31, 2019. To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of letters of credit loans in Chile’s domestic capital markets. Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Total Borrowings

The following tables set forth the long-term, short-term and total outstanding amounts of our principal categories of borrowings for the years ended December 31, 2018, 2019 and 2020.

	As of December 31, 2018
	Long term	Short term	Total
	millions of Ch$	millions of Ch$	millions of Ch$
Loans obtained from the Chilean Central Bank(a)	—	—	—
Obligations under repurchase agreements	—	1,015,614	1,015,614
Loans obtained from domestic financial institutions(b)	—	5,863	5,863
Loans obtained from foreign financial institutions(b)	497,909	1,823,951	2,321,860
Letters of credit(c)	43,029	10,434	53,463
Bonds(d)	4,220,626	661,715	4,882,341
Subordinated bonds(e)	1,052,111	22,209	1,074,320
Other financial obligations(f)	—	12,400	12,400
Total borrowings	5,813,675	3,552,186	9,365,861

	As of December 31, 2019
	Long term	Short term	Total
	millions of Ch$	millions of Ch$	millions of Ch$
Loans obtained from the Chilean Central Bank(a)	—	—	—
Obligations under repurchase agreements	—	559,457	559,457
Loans obtained from domestic financial institutions(b)	—	—	—
Loans obtained from foreign financial institutions(b)	649,005	1,997,751	2,646,756
Letters of credit(c)	33,046	7,887	40,933
Bonds(d)	4,645,463	643,621	5,289,084
Subordinated bonds(e)	1,078,339	—	1,078,339
Other financial obligations(f)	—	12,966	12,966
Total borrowings	6,405,853	3,221,682	9,627,535

	As of December 31, 2020
	Long term	Short term	Total
	millions of Ch$	millions of Ch$	millions of Ch$
Loans obtained from the Chilean Central Bank(a)	2,257,226	—	2,257,226
Obligations under repurchase agreements	—	638,851	638,851
Loans obtained from domestic financial institutions(b)	—	—	—
Loans obtained from foreign financial institutions(b)	2,856,838	942,140	3,798,978
Letters of credit(c)	24,251	6,595	30,846
Bonds(d)	4,771,301	321,678	5,092,979
Subordinated bonds(e)	1,081,031	—	1,081,031
Other financial obligations(f)	—	13,123	13,123
Total borrowings	10,990,647	1,922,387	12,913,034

(a)   Loans obtained from the Chilean Central Bank

Central Bank borrowings include liquidity facilities for banks (FCIC and LCL programs) aimed to promote credit and mitigate pandemic effects on the economy. The maturities of the outstanding amounts due are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2018	2019	2020
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
Loans obtained from Chilean Central Bank	—	—	2,257,226
Total	—	—	2,257,226

(b)   Loans obtained from domestic and foreign financial institutions (foreign borrowings)

These are short-term and long-term borrowings from domestic and foreign banks used to fund our foreign trade business. The maturities of the outstanding amounts are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2018	2019	2020
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
Due within 1 year	1,829,814	1,997,751	942,140
Due after 1 year but within 2 years	319,870	442,784	962,045
Due after 2 years but within 3 years	17,595	83,908	8,764
Due after 3 years but within 4 years	77,993	80,073	1,847,890
Due after 4 years but within 5 years	11,644	7,521	15,675
Due after 5 years	70,807	34,719	22,464
Total	2,327,723	2,646,756	3,798,978

(c)   Mortgage finance bonds

These securities are used to finance mortgage loans. The range of maturities of these securities is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

	As of	As of	As of
	December 31,	December 31,	December 31,
	2018	2019	2020
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
Due within 1 year	10,434	7,887	6,595
Due after 1 year but within 2 years	7,612	6,508	5,638
Due after 2 years but within 3 years	7,092	6,072	5,068
Due after 3 years but within 4 years	6,516	5,524	4,544
Due after 4 years but within 5 years	5,908	5,121	3,484
Due after 5 years	15,901	9,821	5,517
Total mortgage finance bonds	53,463	40,933	30,846

(d)   Bonds

The bonds are denominated principally in UFs and are primarily used to fund assets with similar durations. The maturities of these bonds are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2018	2019	2020
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
Due within 1 year	661,715	643,621	321,678
Due after 1 year but within 2 years	637,595	323,921	486,427
Due after 2 years but within 3 years	216,695	608,342	309,111
Due after 3 years but within 4 years	446,323	282,882	589,699
Due after 4 years but within 5 years	276,047	478,634	592,851
Due after 5 years	2,643,966	2,951,684	2,793,213
Total bonds	4,882,341	5,289,084	5,092,979

The following table sets forth our bonds issued as of the dates indicated. In 2020, the Bank issued bonds in UF for UF8.0 million and did not issue bonds in Chilean pesos, detailed as follows:

				As of December 31,
	Expiration	Interest		2018	2019	2020
	Date	rate	Currency	millions of Ch$	millions of Ch$	millions of Ch$
A	7-1-2017	3.75%	UF	—	—	—
B	10-1-2017	3.50%	UF	—	—	—
E	6-1-2032	5.00%	UF	43,595	44,680	45,771
F	1-1-2032	4.00%	UF	28,151	28,894	29,646
G	3-1-2032	4.00%	UF	43,649	44,749	45,859
H	9-1-2015	3.00%	UF	—	—	—
I	10-1-2030	4.00%	UF	28,707	29,442	30,184
J	1-1-2031	4.00%	UF	28,362	29,089	29,821
K	6-1-2021	3.50%	UF	27,721	28,534	29,363
L-2	10-1-2022	3.50%	UF	27,359	28,174	29,006
M-2	10-1-2018	3.50%	UF	—	—	—
N	5-1-2019	3.50%	UF	27,626	—	—
O	3-1-2021	3.50%	UF	27,454	28,278	29,120
P	3-1-2026	3.75%	UF	27,498	28,266	29,046
Q-1	3-1-2023	3.75%	UF	27,683	28,448	29,226
R-2	2-1-2028	3.75%	UF	27,616	28,379	29,155
S	9-1-2020	3.50%	UF	27,621	28,425	—
T	9-10-2022	3.50%	UF	27,587	28,371	29,170
U	9-1-2024	3.75%	UF	27,409	28,193	28,991
V	9-1-2027	3.75%	UF	27,212	27,997	28,796
W	9-1-2029	3.75%	UF	27,168	27,946	28,738
X	3-1-2024	3.80%	UF	55,488	56,966	58,462
Y	3-1-2028	3.80%	UF	55,357	56,861	58,385
Z	2-1-2033	3.80%	UF	27,936	28,681	29,437
AA	6-1-2018	6.70%	CLP	—	—	—
AB	10-1-2029	3.80%	UF	43,430	44,475	45,526
AC	10-1-2033	3.80%	UF	57,224	58,698	60,187
AF	6-1-2022	3.50%	UF	55,828	57,190	58,560
AG	6-1-2024	3.50%	UF	168,660	172,751	176,870
AH	6-1-2029	3.60%	UF	57,032	199,611	59,854
AI	4-1-2020	3.50%	UF	141,066	143,199	—
AJ	6-1-2025	3.60%	UF	56,904	58,214	59,528
AL-2	7-1-2025	3.50%	UF	56,791	58,235	59,692

Subtotal Former Banco Itaú Chile				1,278,134	1,422,746	1,138,393

BCORAF0710	7-1-2017	3.00%	UF	—	—	—
BCORAG0710	9-10-2018	3.00%	UF	—	—	—
BCORAI0710	7-1-2020	3.00%	UF	202,909	207,682	204,929
BCOR-L0707	7-1-2017	3.40%	UF	—	—	—
BCORAJ0710	8-3-2021	3.00%	UF	107,049	109,371	111,621
BCOR-P0110	7-9-2020	7.30%	CLP	23,792	23,817	—
BCORBW0914	8-30-2020	5.00%	CLP	45,254	47,324	—
BCOR-R0110	7-9-2020	4.00%	UF	143,237	145,243	—
BCORUSD0118	1-15-2018	3.13%	USD	—	—	—
BCORUSD0919	9-22-2019	3.88%	USD	529,363	—	—
BCORAL0710	8-3-2023	3.00%	UF	114,787	117,254	119,754
BCORAN0710	7-1-2025	3.00%	UF	246,007	251,430	256,847
BCORAO0710	7-1-2026	3.00%	UF	332,122	339,773	347,543
BCORBX0914	8-30-2021	5.00%	CLP	42,507	103,454	102,322
BCORCA0914	9-1-2024	5.00%	CLP	100,303	100,502	96,124
BCORAR0710	7-1-2029	3.00%	UF	219,939	224,871	229,870
BCORBZ0914	9-1-2023	5.00%	CLP	100,992	102,595	100,843
BCORBY0914	9-1-2022	5.00%	CLP	103,268	103,391	100,703
BCORAP0710	7-1-2027	3.00%	UF	388,654	396,368	404,108
BCORAQ0710	7-1-2028	3.00%	UF	359,509	366,878	374,286
BCORAK0710	7-1-2022	3.00%	UF	176,185	178,553	180,862
BCORAM0710	7-1-2024	3.00%	UF	—	152,078	154,269
BITACV0418	10-9-2029	2.00%	UF	—	114,282	117,305
BITACU0418	10-9-2028	2.00%	UF	—	114,276	117,293
BITACW0418	10-9-2030	2.00%	UF	—	72,589	74,414
BITACS0418	10-9-2026	2.00%	UF	—	60,278	152,160
		%	UF	—	—	151,340
Subtotal Former Corpbanca				3,235,877	3,332,009	3,396,593

BBSA168B18	3-2-2018	8.99%	COP	—	—	—
BBSA26SA48	8-10-2020	8.74%	COP	44,739	47,573	—
BBSA316SA060	11-23-2020	8.03%	COP	39,076	41,574	37,714
BBCR1109B84	10-28-2017	10.33%	COP	—	—	—
BBCR3119B84	8-3-2018	10.57%	COP	—	—	—
BBSA4188B024	6-21-2020	5.41%	COP	53,716	57,119	—
BBSA4189C060	6-21-2023	6.41%	COP	32,585	34,654	31,419
BBCR1099B120	12-10-2019	11.30%	COP	18,208	—	—
BBSA69C120	8-10-2026	10.68%	COP	22,375	23,810	21,528
BBSA69C180	8-10-2031	10.95%	COP	41,779	44,458	40,194
BBSA3169C180	11-23-2031	10.80%	COP	47,792	50,786	45,984
BBSA168B18	9-2-2017	9.74%	COP	—	—	—
BBCR3117C84	8-3-2018	4.58%	COP	—	—	—
BBSA5188B030	5-22-2021	1.20%	COP	11,964	12,722	11,538
BBSA5189C048	11-22-2022	2.91%	COP	56,096	59,687	54,024
BBSA6199C060	5-21-2024	6,83%	COP	—	43,142	39,047
BITU719SA060	10-16-2024	5,92%	COP	—	39,617	35,936
BBSA619SA036	5-21-2022	5,99%	COP	—	37,593	34,102
BITU7199C084	10-16-2026	6,19%	COP	—	11,595	10,482
BITU7199C120	10-16-2029	6,69%	COP	—	29,999	27,108
BITU9208B036	9-29-2023	7.10%	COP	—	—	27,869
BITU820SA060	2-27-2025	7.95%	COP	—	—	30,958
BITU920SA060	9-29-2025	6.19%	COP	—	—	34,486
BITU8207U120	2-27-2030	2.71%	COP	—	—	22,991
BITU8207U120	2-27-2030	7.97%	COP	—	—	52,613
Subtotal Itaú Corpbanca Colombia				368,330	534,329	557,993
Total				4,882,341	5,289,084	5,092,979

(e)   Subordinated bonds

The following table sets forth our issued subordinated bonds as of the dates indicated. The subordinated bonds are denominated principally in UFs and are primarily used to fund the Bank’s mortgage portfolio. These bonds are considered to be a part of our regulatory capital.

	As of December 31, 2018	As of December 31, 2019	As of December 31, 2020
	(in millions of Ch$)	(in millions of Ch$)	(in millions of Ch$)
Due within 1 year	22,209	—	—
Due after 1 year but within 2 years	—	—	10,082
Due after 2 years but within 3 years	—	14,526	21,706
Due after 3 years but within 4 years	18,604	23,923	122,290
Due after 4 years but within 5 years	22,484	128,717	—
Due after 5 years	1,011,023	911,173	926,953
Total subordinated bonds	1,074,320	1,078,339	1,081,031

In 2020, we did not issue subordinated bonds. The following table sets forth our issued subordinated bonds as of the dates indicated:

				As of December 31,
	Expiration	Interest		2018	2019	2020
	Date	rate	Currency	millions of Ch$	millions of Ch$	millions of Ch$
AE1	1-1-2034	3.80%	UF	56,130	56,596	59,217
C1	4-1-2033	3.50%	UF	6,051	5,655	—
C2	4-1-2033	3.50%	UF	13,204	13,141	17,606
D	10-1-2033	4.50%	UF	20,214	20,153	18,550
Subtotal Former Banco Itaú Chile				95,599	95,545	95,373
UCOR-V0808	8-1-2033	4.60%	UF	163,359	167,030	170,743
UCOR-Y1197	11-1-2022	6.50%	UF	5,580	4,357	3,024
UCOR-Z1197	11-1-2022	6.50%	UF	13,024	10,169	7,058
UCORAA0809	8-9-2035	4.90%	UF	148,585	151,801	155,048
UCORBF0710	7-1-2032	4.00%	UF	14,395	14,763	15,139
UCORBI0710	7-1-2035	4.00%	UF	33,121	33,979	34,854
UCORBJ0710	7-1-2036	4.00%	UF	157,602	161,730	165,943
UCORBL0710	7-1-2038	4.00%	UF	114,789	117,795	120,888
UCORBN0710	7-1-2040	4.00%	UF	88,378	90,711	93,093
UCORBP0710	7-1-2042	4.00%	UF	43,092	44,229	45,395
Subtotal Former Corpbanca				781,925	796,564	811,185
US05968TAB17	3-8-2024	LIBOR +SPREAD 4	USD	120,535	128,717	122,290
BBSA1099B1	3-30-2019	10.79%	COP	463	—	—
BBSA1099B4	3-30-2019	12.85%	COP	21,746	—	—
BBSA1139AS10	2-7-2023	10.08%	COP	22,484	23,923	21,706
BBSA1139AS15	2-7-2028	10.20%	COP	31,568	33,590	30,477
Subtotal Itaú Corpbanca Colombia				196,796	186,230	174,473
Total				1,074,320	1,078,339	1,081,031

(f)   Other financial obligations

Other obligations are summarized as follows:

	As of December 31, 2018	As of December 31, 2019	As of December 31, 2020
	(in millions of Ch$)	(in millions of Ch$)	(in millions of Ch$)
Due within 1 year	—	—	—
Due after 1 year but within 2 years	—	—	—
Due after 2 years but within 3 years	—	—	—
Due after 3 years but within 4 years	—	—	—
Due after 4 years but within 5 years	—	—	—
Due after 5 years	—	—	—
Total long obligation	—	—	—
The detail of other short term financial obligations is as follows:
Amounts due to credit card operations	12,400	12,956	13,123
Others	—	10	—
Total short term financial obligations	12,400	12,966	13,123
Total other financial obligations	12,400	12,966	13,123

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not currently conduct any significant research and development activities.

D. TREND INFORMATION

Our net interest income for the year ended December 31, 2020 decreased to (Ch$32,796) million, or by 3.6%, when compared to the year ended December 31, 2019. Generally, our net interest income is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Currently, we have more UF-denominated assets than liabilities.

Our operating income depends significantly on our net interest income. For the years ended December 31, 2018, 2019 and 2020, net interest income over total operating income before provision for loan losses represented 70.7% , 69.8% and 78.1%, respectively. Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest bearing liabilities, which may result in a further reduction in our net interest income.

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

The following are the most important trends, uncertainties and events that are reasonably likely to affect us or that would cause the financial information disclosed herein not to be indicative of our future operating results or financial condition:

●	Higher levels of uncertainty related to the expectation of a possible global economic recession and a higher than expected slowdown of Chinese economic activity, which may translate into an upward adjustment of risk premium and higher global interest rates;
●	In this context, the upturn in the Chilean and/or Colombian economies could be weaker than expected. Higher than anticipated unemployment rates and lower economic growth could increase provision expenses and decrease our rate of loan growth in the future;
●	Uncertainty relating to the implementation of the Labor Reform do not allow us to predict its effects; and
●	The uncertainties relating to the extent and duration of the COVID-19 pandemic and the related disruption to regional and global economic activity (please see “Item 3—Key Information—Risk Factors— Risks Associated with our Business—We are subject to market risk;” “Item 3—Key Information—Risk Factors— Risks Relating to Chile, Colombia and Other Countries in Which We Operate —COVID-19 or any other pandemic disease and health events could affect the economies of the countries in which we operate, our business operations or our financial condition and results of operations;” and “Item 5—Operating and Financial Review and Prospects—Operating Results—The Economy—Impact of COVID-19 on the Economy.”

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

Such commitments are agreements to lend money to a customer at a future date, subject to the customer’s compliance with contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. The aggregate amount outstanding of these commitments was Ch$5,393,860 million as of December 31, 2020.

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

The total amount of contingent loans held off balance sheet as of December 31, 2018, 2019 and 2020 was Ch$5,383,914 million, Ch$5,940,086 million and Ch$5,393,860 million, respectively. Contingent loans are considered in the calculation of risk weighted assets and capital requirements as well as for credit risk reserve requirements.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In addition to the scheduled maturities of our contractual obligations which are included under “—Liquidity and Capital Resources—Sources of Liquidity” above, as of December 31, 2020, we also had other commercial commitments which mainly consist of open and unused letters of credit, together with guarantees granted by us in Ch$, UF and foreign currencies (principally U.S. dollars). We expect most of these commitments to expire unused.

The following table includes both the accrued interest and the interest expense projected over time of each contractual obligation as of December 31, 2020. For variable rate debt and interest rate swaps and other derivatives, where applicable, the interest rates upon which we based our contractual obligations going forward are based on the applicable forward curves. For any cross-currency swaps or other derivatives as applicable, the foreign currency exchange rate used was spot.

	Less than			More than
Contractual Obligations(*)	1 year	1-3 years	3-5 years	5 years	Total

	(in millions of Ch$)
Time deposits and other time liabilities	10,336,686	660,888	98,316	658,778	11,754,668
Deposits and other demand liabilities	6,197,406	—	—	—	6,197,406
Interbank borrowings	1,555,939	442,001	1,843,405	—	3,841,345
Obligations under repurchase agreements	638,851	—	—	—	638,851
Debt instruments issued	1,342,653	973,755	1,298,862	3,782,486	7,397,756
Other financial liabilities	120	—	—	—	120
Financial derivative contracts	3,670,663	1,819,755	995,928	1,248,415	7,734,761
Lease contracts liabilities	30,829	51,862	37,618	31,576	151,885
Total contractual obligations	23,773,147	3,948,261	4,274,129	5,721,255	37,716,792

(*)    The variable rates projections are obtained from the Forward Rate Agreement (FRA) rates of the respective projection curves. The parities used to convert the amounts to Chilean pesos correspond to the accounting parities used in the referred date.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

We are managed by our CEO (Gerente General) under the direction of our board of directors, which, in accordance with the Company’s by-laws, consists of 11 directors and two alternates who are elected at our annual ordinary shareholders’ meetings. Pursuant to the provisions of our bylaws, members of the board of directors are generally elected for three-year terms. All of the members of the board of directors, except for Mr. Rogério Carvalho Braga and Mr. Matias Granata, were elected on March 19, 2019 for a three-year period at which the board of directors was renewed in its entirely. Mr. Carvalho Braga was appointed by the board of director in April 2020 for a term until the Annual Ordinary Shareholders’ Meeting held on March 18, 2021. Mr. Granata was appointed by the board of director in January 2021 for a term until the Annual Ordinary Shareholders’ Meeting held on March 18, 2021. In the Annual Ordinary Shareholder’s Meeting held on March 18, 2021, our shareholders agreed –among other matters– to appoint Messrs. Rogerio Braga and Matias Granata as members of our Board of Directors.

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

Our current directors are as follows:

Directors	Position	Age
Jorge Andrés Saieh Guzmán	Chairman and director	49
Ricardo Villela Marino	Vice chairman and director	47
Jorge Selume Zaror	Director	69
Fernando Aguad Dagach	Director	61
Gustavo Arriagada Morales	Director	67
Matias Granata	Director	46
Milton Maluhy Filho	Director	44
Rogério Carvalho Braga	Director	65
Pedro Samhan Escandar	Director	70
Fernando Concha Ureta	Director	61
Bernard Pasquier	Director	67
Diego Fresco Gutiérrez	Alternate director	51
Jessica López Saffie	Alternate director	64

Jorge Andrés Saieh Guzmán became a director on August 25, 1998. On February 2, 2012, Mr. Saieh Guzmán became the chairman of our board of directors. Concurrently, he is the chairman of CorpGroup, also serves as the chairman of the board of directors for Consorcio Periodístico de Chile S.A. and of Vivocorp Real Estate Company. Mr. Saieh Guzmán serves as well as member of the board of the Banking and Financial Institutions Association of Chile and as member of the Advisory Council of the Becker Friedman Institute for Economics at the University of Chicago (BFI), among others. Previously, he has served as member of the Council of the Chilean Union Association of Companies and Union of the Industrial Sector (Sociedad de Fomento Fabril, or “SOFOFA”), as the vice chairman of the board of AFP Protección and of the Chilean National Press Association, as a member of the board of AFP Provida, as member of the board of the World Association of Newspapers, as member of the board of Telmex Chile, as member of the Council of Telmex Internacional Mexico, as member of the board of VTR Cable Co., as member of the board of Corpseguros Insurance Company, and as a member of the board of a former affiliate of Corpbanca, Corpbanca

Venezuela. Mr. Saieh Guzmán also serves similar positions on a variety of different business councils. Mr. Saieh Guzmán received a B.A. in Business and Administration and graduated from the Universidad Gabriela Mistral. Mr. Saieh Guzmán holds a Masters in Economics and a Master in Business and Administration from the University of Chicago. Alvaro Saieh Bendeck is the father of Mr. Saieh Guzmán.

Ricardo Villela Marino became a director on April 11, 2016 and was appointed as the vice-chairman of our board of directors. Mr. Marino has served as a member of the board of Itaú Unibanco Holding S.A. since August 2010 and as its vice-chairman since April 2020. Mr. Marino is also the chairman of Itaú Unibanco’s Latam Strategic Council since April of 2018. He served as Executive Officer (September 2006 to August 2010), Senior Managing Director (August 2005 to September 2006), Managing Director (December 2004 to August 2005) at Itaú Unibanco. He served as a member and chairman of the board of directors of Banco Itaú Chile since April 2011. He has served as an Alternate Member of the board of directors of Duratex S.A., Elekeiroz S.A. and Itautec S.A. since April 2009. He was President of the Latin American Federation of Banks (FELABAN) (2008 to 2010). He has a B.A. degree in Mechanical Engineering from the Polytechnic School of USP in Brazil and a Master degree in Business Administration from MIT Sloan School of Management.

Jorge Selume Zaror became a director on May 23, 2001. Mr. Selume also serves as director of the board, among others, for Clínica Indisa, Inmobiliaria Moller y Pérez-Cotapoz, Universidad Andrés Bello, Universidad Las Américas and Instituto Profesional AIEP. Prior to this, Mr. Selume was a member of the board of Uno Salud, a director on the board of directors of Banco Osorno y La Unión, Budget Director of the Republic, chairman of our former affiliate Corpbanca Venezuela and the CEO of Corpbanca between 1996 and 2001. Mr. Selume received a B.A. in Business and Administration and graduated from the Universidad de Chile. Mr. Selume holds a Masters in Economics from the University of Chicago.

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

Milton Maluhy Filho became a director on January 1, 2019. Previously, Mr. Maluhy was CEO of Itaú Corpbanca between April 1, 2016 and December 31, 2018. Mr. Maluhy joined Itaú Unibanco in 2002 and became a partner in 2010. He was appointed CEO of Itaú Unibanco in February 2021. From 2019 to 2020, he was Chief Financial Officer and Chief Risk Officer of the bank. Between 2012 and December 2015, he was CEO of Rede S.A. (former Redecard S.A.), a card-processing subsidiary, and Executive Director at Itaú Unibanco, responsible for the management of the credit card segment and retail store alliances. Previously, he worked at Itaú BBA, holding leadership positions in areas such as international, products, operations, treasury, and trading desk. Prior to joining the Bank, he worked at J.P. Morgan, Crédit Commercial de France (CCF Brazil) and Lloyds TSB. Mr. Maluhy holds a B.A. in Business Administration from Fundação Armando Álvares Penteado - FAAP.

Matias Granata became a director on January 27, 2021. Mr. Granata is a Partner and Member of the Executive Committee of Itaú Unibanco and he is currently Chief Risk Officer, responsible for the market, credit and operational risk, cybersecurity, capital management, and compliance and anti-money laundering. He joined Itaú Unibanco in 2002 and has held various positions within the Group for the last 19 years. Mr. Granata holds a bachelor’s degree in Economics from Universidad de Buenos Aires (UBA), Argentina, a master’s degree in International Political Economy from University of Warwick, UK, and a postgraduate degree in Economics from Universidad Torcuato Di Tella (UTDT), Argentina.

Rogério Carvalho Braga became a director on April 29, 2020. Mr. Braga is a former senior executive of Itaú Unibanco and also a former corporate director of Marketing & Products of Itaú Corpbanca serving between April 1, 2016 and December 31, 2018. During his career in the Itaú group, he led various business areas such as Premium Bonds, Individuals, Payroll Loans, Marketing, Channels, Personal Banking Products, Vehicle Financing, and Commercial Branches. Before joining Itaú Unibanco, Mr. Braga worked for six years in AIG (American International Group) in New York and Lisbon, and for 11 years with the Moreira Sales group, in charge of the food industry sector. Mr. Braga received a law degree from the Pontificia Universidade Católica de São Paulo and an M.B.A. from Pepperdine University.

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

Our current Executive Officers are as follows:

Executive Officer	Position	Age
Gabriel Amado de Moura	Chief Executive Officer	45
Rodrigo Luis Rosa Couto	Chief Financial Officer	45
Christian Tauber Domínguez	Corporate Director ‒ Wholesale Banking	49
Julián Acuña Moreno	Corporate Director ‒ Retail Banking	55
Pedro Silva Yrarrázaval	Corporate Director ‒ Treasury	60
Jorge Novis Neto	Corporate Director ‒ Digital Business Development	43
Mauricio Baeza Letelier	Chief Risk Officer	58
Eduardo Neves	Corporate Director ‒ IT	47
Cristián Toro Cañas	General Counsel	50
Marcela Jiménez Pardo	Corporate Director ‒ People Management and Performance	45
Emerson Bastian Vergara	Chief Audit Officer*	42
Cristóbal Ortega Soto	Chief Compliance Officer*	38
Joaquín Rojas Walbaum	General Manager ‒ New York Branch	41
Baruc Sáez	Chief Executive Officer ‒ Itaú Corpbanca Colombia	51

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

Rodrigo Luis Rosa Couto became Chief Financial Officer on September 1, 2020. Mr. Couto joined Itaú Unibanco in 2008 where he worked in both risk and finance, notably as head of capital management for the last 10 years as well as CFO for both the Wholesale and Retail divisions. Previously, he was a consultant at McKinsey & Company, specializing in corporate finance and risk management, as well as a bank supervisor at the Central Bank of Brazil. Mr. Couto has a business degree from the Federal University of Rio Grande do Sul and holds a M.B.A from the Wharton School at the University of Pennsylvania.

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

Jorge Novis Neto became Corporate Director of Digital Business Development in March 2021, leading the digital transformation of Itaú in Chile. Mr. Novis previously served as Corporate Director of Operations between April 2018 and February 2021. He joined Itaú Corpbanca in May 2017 as Head of Strategic Planning and Quality Service. He previously worked at Itaú Unibanco for approximately four years, leading several business transformation programs. He also worked as a management consultant between 2002 and 2014, working in Latin America, the US, Europe, and Asia. Mr. Novis received a Civil Engineer degree from Universidade Federal da Bahia, an M.B.A. from Harvard Business School and a Master of Science in Finance from Fundação Getulio Vargas.

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

Eduardo Neves became Corporate Director of IT on April 2, 2021. Mr. Neves has more than 25 years of experience in technology, working mainly in the financial and telecommunications sectors. Previously, he served as Vice President of Cloud Applications and Innovation for Latin America at IBM, from Brazil, where he led large-scale projects since joining in 2013. He was responsible for the accounts of Bradesco and later Itaú Unibanco, managing most of the IBM Consulting business for Latin America. He studied Engineering in Technology, and has an MBA from the Federal University of Rio de Janeiro (UFRJ).

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

Marcela Jiménez Pardo became Corporate Director of People and Management Performance in April 2016. Between July 2012 and March 2016 she held the same position at Corpbanca. Previously, she served in the Global Banking Consulting Group at Banco de Chile from 2008 to 2012. Mrs. Jiménez received an undergraduate degree in Psychology from the Pontificia Universidad Católica de Chile and a postgraduate degree in Human Resources Management from Universidad Adolfo Ibáñez.

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

Baruc Sáez became Chief Executive Officer on November 1, 2020, after serving as director of investment banking for Itaú BBA for Latin America, based in New York. With 10 years of experience in the Itaú group, he has been responsible for consolidating and leading the regional investment banking team. He also directed the international fixed income platform for debt capital markets, loan syndication and credit structuring. Before joining Itaú, he worked at

Marathon Asset Management, Deutsche Bank, ABN AMRO and ING Barings, always in positions linked to the wholesale and investment world. He has a Master in International Economics and Finance from Brandeis University and a Bachelor from Bard College.

B. COMPENSATION

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our officers. However, we publicly disclose the fees paid to each of our directors and members of the board committees.

For the year ended December 31, 2020, we paid the following to each: director UF100 per month, vice-chairman UF450 per month and chairman UF600 per month.

Also, our shareholders agreed to an annual budget of UF7,000 for the Directors’ Committee and a monthly compensation of UF150 for each of its member and UF250 for it chairman.

Finally, our ordinary shareholders’ meeting held on March 18, 2020 approved additional compensation for the directors participating in the following committees:

a)	Audit Committee: UF50 per month for each member and UF150 per month for its chairman;
b)	Credit Committee: UF200 per month for each member;
c)	Assets and Liabilities Committee: UF50 per month for each member; and
d)	Other committees: UF50 for attendance at committee meetings.

No amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. In the year ended December 31, 2020, we paid our middle management and senior management an aggregate of Ch$32,799 million (Ch$32,163 million in 2019) and our directors an aggregate of Ch$1,194 million (Ch$1,208 million in 2019). Chilean law does not require us to have a compensation committee.

Finally, at our ordinary shareholders’ meeting held on March 18, 2021, our shareholders approved to continue to pay monthly fee of UF100 for each director, UF450 for vice-chairman and UF600 for chairman, and an annual budget of UF7,000 for the Directors’ Committee. Also our shareholders approved continuing to pay monthly compensation of UF150 for each member of the Directors’ Committee and UF250 for its chairman, and approved additional compensation for the directors and external advisors participating in the following committees:

a)	Audit Committee: UF50 per month for each member and UF150 per month for its chairman;
b)	Credit Committee: UF200 per month for each member;
c)	Assets and Liabilities Committee: UF50 per month for each member; and
d)	Other committees: UF50 for attendance at committee meetings.

C. BOARD PRACTICES

The period during which the directors have served in their office is shown in the table under Section A of this Item 6. The date of expiration of the current term of office is shown in the table below:

Director	Date of Expiration of Term
Jorge Andrés Saieh Guzmán	March 2022
Ricardo Villela Marino	March 2022
Jorge Selume Zaror	March 2022
Fernando Aguad Dagach	March 2022
Gustavo Arriagada Morales	March 2022
Matias Granata	March 2022
Milton Maluhy Filho	March 2022
Rogério Carvalho Braga	March 2022
Pedro Samhan Escandar	March 2022
Fernando Concha Ureta	March 2022
Bernard Pasquier	March 2022
Diego Fresco Gutiérrez	March 2022
Jessica López Saffie	March 2022

Pursuant to the provisions of our bylaws, the members of the board are generally renewed every three years, based on length of service and according to the date and order of their respective appointments. In the Annual Ordinary Shareholders’ Meeting held on March 19, 2019 the board of directors was renewed in its entirety except for Mr. Rogério Carvalho Braga and Mr. Matias Granata, who were appointed by the board of directors in April 2020 for a term until the Annual Ordinary Shareholders’ Meeting held on March 18, 2021. Mr. Matias Granata was appointed by the board of director in January 2021 for a term until the Annual Ordinary Shareholders’ Meeting held on March 18, 2021. In the Annual Ordinary Shareholder’s Meeting held on March 18, 2021, our shareholders agreed –among other matters– to appoint Messrs. Rogerio Braga and Matias Granata as members of our Board of Directors. Consequently, the first eleven individuals listed above were elected to the board of directors with Diego Fresco Gutiérrez and Jessica López Saffie elected as alternate directors.

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

Juan Echeverría González currently serves as Corporate Chief Compliance Officer at CorpGroup. He was previously a partner in charge of Deloitte’s audits of Corpbanca, Banco Osorno y la Unión, Banco Bilbao Vizcaya Argentaria, Chile, Banco del Desarrollo, Banco Internacional, Financiera Condell, Banco Corpbanca Venezuela, and of several services provided to such financial institutions from 1993 to 2012. Mr. Echeverría is currently a director and a member of the audit committee of Itaú Corpbanca Colombia, Consorcio Periodístico de Chile (COPESA), Grupo de Radios DIAL S.A., Centro Cultural CorpGroup SpA, and an advisor to the board of directors and audit committee of Compañía Minera San Gerónimo. He has participated in several local and international seminars regarding corporate governance, restructurings and business acquisitions. Mr. Echeverría received a B.A. in Accounting from Universidad de

Chile and received two Master degrees from Universidad Adolfo Ibáñez in Business Law and Tax Law. He also holds two Diplomas in Tax Law from Universidad Adolfo Ibáñez.

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

The committee is composed of three directors and one non-director member and is empowered to engage external consultants. This committee is currently comprised by Messrs. Ricardo Villela Marino, Bernard Pasquier, Jessica López Saffie and Alejandro Ferreiro Yazigi (non-director member).

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

This committee is currently comprised by Mr. Gustavo Arriagada Morales and six non-director members.

Compliance Committee

The purpose of this committee is to monitor compliance with our codes of conduct and other complementary rules, establish and develop procedures necessary for compliance with these codes, interpret, administer and supervise compliance with these rules and resolve any conflicts that may arise.

This committee is currently comprised by Mr. Gustavo Arriagada Morales and four non-director members.

Assets and Liabilities Committee

The main purpose of this committee is to monitor compliance with the financial guidelines established by our board of directors. In this regard, it approves and follows up on the financial strategies that guide the Bank regarding the composition of its assets and liabilities, income and expenditure flows and operations with financial instruments.

This committee is currently comprised by two directors, Messrs. Jorge Andrés Saieh Guzmán and Jorge Selume Zaror, three non-director members, plus one director as permanent guest, Mr. Pedro Samhan Escándar.

Credit Committee

The purpose of this committee is to (i) establish the limits and procedures of the credit policy of the Bank and its subsidiaries and to establish approval exceptions for financial decisions exceeding certain thresholds and (ii) evaluate and resolve lending operations in general that are of competence of this committee.

This committee is currently comprised by two directors, Messrs. Jorge Andrés Saieh Guzmán and Fernando Aguad Dagach, and three non-director members.

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

This committee is currently comprised by four directors, Messrs. Jorge Andrés Saieh Guzmán, Ricardo Villela Marino, Fernando Aguad Dagach and Milton Maluhy Filho.

D. EMPLOYEES

As of December 31, 2020, on a consolidated basis, we had 8,364 employees. At the same date, approximately 56.1% of our employees were unionized. All management positions are held by non-unionized employees. We believe that we have good relationships with our employees and the unions to which some of our employees belong. Our employees are covered by collective bargaining agreements, which Itaú Corpbanca entered into in 2017 for former

Corpbanca’s unions and for former Banco Itaú Chile’s unions. These agreements were renewed in 2020 and will expire in 2023. All agreements provide for improved benefits and have a term of three years.

The table below shows our employees by geographic area:

	Year Ended December 31,
	2018	2019	2020
Chile	5,653	5,629	5,234
Colombia	3,445	3,279	3,058
Panama	49	48	40
United States	32	31	32
Total	9,179	8,987	8,364

E. CONTROLLING SHAREHOLDER’S SHARE OWNERSHIP

As of March 31, 2021, Itaú Unibanco is the sole controlling shareholder of Itaú Corpbanca with a total share of capital of 39.22% through Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Limitada, CGB II SpA, SAGA II SpA, SAGA III SpA and CGB III SpA who beneficially own approximately 22.45%, 12.21%, 2.13%, 1.37%, 0.71% and 0.35% of our outstanding shares, respectively.

The following chart is an overview of our ownership structure as of March 31, 2021:

Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

We do not have any arrangements for issuing capital to our employees, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common shares. As of March 31, 2021, we had 512,406,760,091 common shares outstanding.

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of March 31, 2021:

		Percentage
		of Total		Percentage of
		Share		Voting and
Shareholders	Number of Shares	Capital	Number of Votes	Dividend Rights
Itaú Unibanco	200,966,823,626	39.22%	200,966,823,626	39.22%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participações Limitada	62,567,655,359	12.21%	62,567,655,359	12.21%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%
Saga II SpA	7,000,000,000	1.37%	7,000,000,000	1.37%
Saga III SpA	3,651,555,020	0.71%	3,651,555,020	0.71%
CGB III SpA	1,800,000,000	0.35%	1,800,000,000	0.35%
Saieh Family	139,186,760,455	27.16%	139,186,760,455	27.16%
Corp. Group Banking S.A.(1)	134,442,850,073	26.24%	134,442,850,073	26.24%
Cía. Inmob. y de Inversiones Saga SpA	4,743,910,382	0.93%	4,743,910,382	0.93%
IFC	17,017,909,711	3.32%	17,017,909,711	3.32%
Others	155,235,266,299	30.30%	155,235,266,299	30.30%
Securities Brokerage	77,171,380,216	15.06%	77,171,380,216	15.06%
ADSs holders and Foreign Inst. Investors	37,515,568,965	7.32%	37,515,568,965	7.32%
Local Institutional Investors	27,569,181,307	5.38%	27,569,181,307	5.38%
Other minority shareholders	12,979,135,811	2.53%	12,979,135,811	2.53%
Total	512,406,760,091	100.00%	512,406,760,091	100.00%

(1)	Includes 36,000,000 shares owned by Corp Group Banking S.A. that are under custody.

As of March 31, 2021, ADS holders (through the depositary) and foreign institutional investors held approximately 10.6% of our total common shares, represented by eleven registered shareholders (The Bank of New York Mellon ADRs; Banco de Chile on behalf of non-resident third parties; Banco de Chile on behalf of Citi N.A. London Clients; Banco de Chile on behalf of State Street; Banco de Chile on behalf of Citi N.A. New York Clients; Banco de Chile on behalf of MS; Itaú Corpbanca on behalf of investors; Banco Santander on behalf of foreign investors; Banco Santander-HSBC Bank PLC London Client Account; Banco Santander HSBC Global Custody Clients; IFC and Sierra Nevada Investments Chile Dos Limitada). The remaining 89.4% of our total shares were held by both Itaú Unibanco and locally, in Chile, represented by 457,873,281,415 shares. All of our shareholders have identical voting rights.

Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Limitada, CGB II SpA, Saga II SpA, Saga III SpA and CGB III SpA, accounted for approximately 22.45%, 12.21%, 2.13%, 1.37%, 0.71% and 0.35%, respectively, of our outstanding common shares as of March 31, 2021. Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Limitada, CGB II SpA, Saga II SpA, Saga III SpA and CGB III SpA are each controlled by Itaú Unibanco who is the sole controlling shareholder of Itaú Corpbanca.

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

As of December 31, 2018, 2019 and 2020, loans to related parties totaled Ch$263,338 million, Ch$163,088 million and Ch$197,097 million, respectively. See Note 34 to our consolidated financial statements for a more detailed accounting of transactions with related parties.

LOANS TO RELATED PARTIES

As of December 31, 2018, 2019 and 2020, loans to related parties were as follows (loans for 2018, 2019 and 2020 refer to loans and accounts receivable from customers at amortized cost):

	Operating	Investment
	Companies	Companies	Individuals

As of December 31, 2018	(in millions of Ch$ as of December 31, 2018)
Loans and receivables to customers:
Commercial loans	170,873	64,073	3,960
Mortgage Loans	—	—	21,154
Consumer Loans	—	—	5,961
Loans and receivables to customers—gross	170,873	64,073	31,075
Provision for loan losses	(2,550)	(70)	(63)
Loans and receivables to customers, net	168,323	64,003	31,012

	Operating	Investment
	Companies	Companies	Individuals

As of December 31, 2019	(in millions of Ch$ as of December 31, 2019)
Loans and receivables to customers:
Commercial loans	109,840	11,910	5,054
Mortgage Loans	-	-	29,419
Consumer Loans	-	-	8,987
Loans and receivables to customers—gross	109,840	11,910	43,460
Allowances for loan losses	(1,705)	(134)	(283)
Loans and receivables to customers, net	108,135	11,776	43,177

	Operating	Investment
	Companies	Companies	Individuals

As of December 31, 2020	(in millions of Ch$ as of December 31, 2020)
Loans and receivables to customers:
Commercial loans	150,796	10,037	6,517
Mortgage Loans	-	-	30,124
Consumer Loans	-	-	7,189
Loans and receivables to customers—gross	150,796	10,037	43,830
Allowances for loan losses	(6,333)	(885)	(348)
Loans and receivables to customers, net	144,463	9,152	43,482

All loans to related parties were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. During 2018, 2019 and 2020, in accordance with IFRS, the total gross amounts of related party loans outstanding amounted to Ch$266,021 million, Ch$165,210 million and Ch$204,663 million, respectively.

OTHER TRANSACTIONS WITH RELATED PARTIES

During 2018, 2019 and 2020, we had the following income (expenses) from services provided to (by) related parties:

	2018	2019	2020
	Income	Income	Income
Company	(expenses)	(expenses)	(expenses)

	(in Ch$)
Redbanc S.A.	(3,002)	(3,388)	(3,094)
Transbank S.A.	(15,469)	(14,208)	(13,177)
Combanc S.A.	(350)	(366)	(472)
Itaú Chile Cía. de Seguros de Vida S.A.	(613)	(202)	—
Corp Research S.A.	(463)	(474)	—
Recuperadora de Créditos S.A.	—	—	—
Itaú Chile Inv. Serv. y Administración S.A.	63	(510)	(1,143)
Compañía de Seguros Confuturo S. A.	—	—	—
Instituto de Estudios Bancarios Guillermo Subercaseaux	(121)	—	—
VIP Asesorías y Servicios Integrales Limitada	(129)	—	—
Everis Chile S.A.	(906)	—	—
CAI Gestión Inmobiliaria S.A.	(103)	(3)	—
Promoservice S.A.	—	—	—
Comder Contraparte Central S.A	(902)	(910)	(826)
Operadora de Tarjeta de Crédito Nexus S.A.	(2,909)	(3,037)	(3,319)
Pulso Editorial S.A.	(471)	(23)	(24)
Inmobiliaria Edificio CorpGroup S.A.	(4,693)	(4,431)	(4,693)
Hotel Corporation of Chile S.A.	(94)	(39)	(8)
Corp Imagen y diseños S.A.	(99)	(101)	—
CorpGroup Holding Inversiones Limitada	(408)	(382)	(382)
SMU S.A., Rendic Hnos. S.A.	(2,262)	(2,319)	(2,388)
Inversiones Corp Group Interhold Limitada	(2,476)	(2,537)	(2,613)
Bcycle Latam SPA	(4,048)	(1,518)	(2,165)
Bolsa de Comercio de Santiago	(204)	—	—
Adexus S.A.	(254)	(567)	(8)
Itaú Unibanco	—	2,051	2,213
Compañía Chilena de Televisión S.A.	—	(47)	(8)
Inmobiliaria Gabriela S.A	—	(121)	(128)
Total	(39,913)	(33,132)	(32,235)

These transactions were carried out on terms normally prevailing in the market at the date of the transaction.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 17. Financial Statements.”

LEGAL PROCEEDINGS

We are involved in collections proceedings initiated by us in the normal course of business and certain proceedings against us in the ordinary course of banking business as disclosed in Note 23 to our consolidated financial statements included herein.

On August 22, 2019, the CMF Investigation Unit pressed administrative charges against Itaú Corpbanca in relation to the past tenure of Mr. Héctor Valdés as member of our board. Mr. Valdés left our board of directors in August 2016. The bill of charges comprises three different allegations. First, that Itaú Chile breached Section 84 No. 4 of the Chilean General Banking Act by lending UF45,000 (Ch$1,273.9 million or US$1.70 million as of December 31, 2019) to Inmobiliaria Zurich Tres S.A. (“Zurich Tres”). Section 84 No. 4 of the Chilean General Banking Act prohibits granting loans to directors, relatives, and entities in which directors hold an interest. At the time of the loan (June 2015), Mr. Valdés was a director of Itaú Chile and held a non-controlling, indirect stake (11.04%) in Zurich Tres. Second, that after the merger between Itaú Chile and Corpbanca, Itaú Corpbanca breached Section 84 No. 4 of the Chilean General Banking Act by failing to adjust Mr. Valdés’s financial situation before allowing his appointment as director in April 2016. According to the CMF’s investigation unit, the adjustment of Mr. Valdés’s financial situation would have required the full payment of Zurich Tres’s outstanding debt at the time (UF116,187 (Ch$3,289.2 million or US$4.4 million as of December 31, 2019)). And lastly, that Itaú Corpbanca breached Section 50 bis of the Chilean Corporations Act, by allowing the appointment of Mr. Valdés as an independent director when he must have been disqualified for such position. According to the CMF Investigation Unit, Mr. Valdés was not independent. The grounds for lack of independence were: (a) the indirect financial relationship with the bank through Zurich Tres, (b) the former tenure as director of Itaú Chile within the 18 months prior to his appointment as independent director of Itaú Corpbanca, and (c) the former tenure as an advisor of Corpbanca’s board within the 18 months prior to his appointment as independent director of Itaú Corpbanca.

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

In accordance with the Itaú CorpGroup Shareholders’ Agreement, at our ordinary shareholders’ meeting held on March 18, 2020, our shareholders approved a dividend payout ratio of 100% of 2019 net income. As a result, in 2020, we paid an annual dividend of Ch$0.2479770771/share, equivalent to a dividend yield of 7.8%. In addition, as for the year end as of December 31, 2020 we reported a net a loss of Ch$925,479 million, no dividends could be distributed at our ordinary shareholder’s meeting held on March 18, 2021 in accordance with the provisions set forth in article 78 of Law No. 18,046. Dividends can be paid exclusively from the net income for the year, after absorbing accumulated losses, if any.

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

Every election of directors, or any changes in the election of directors, shall be transcribed into a public deed before a notary public, published in a newspaper of Santiago and notified to the CMF by means of the filing of a copy of the respective public deed. Likewise, the appointments of general manager, manager and deputy managers shall be communicated and transcribed into a public deed.

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

CAPITALIZATION

Under Chilean law, the shareholders of a bank, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital with the authorization of the CMF. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital; provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital. An investor becomes eligible to receive dividends and returns of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the company’s by-laws provide otherwise). If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the board of directors is obligated to initiate legal action to recover outstanding amounts unless holders of two-thirds of the issued shares in an extraordinary shareholders meeting authorizes the board of directors to refrain from pursuing the collection, in which case the company’s capital will be reduced to the amount actually paid. Upon termination of the actions for collection, the board of directors shall propose to the shareholders meeting the write-off of the non-paid amount and the reduction of the capital of the company to the amount effectively paid in. Authorized shares and issued shares which have not been subscribed and paid for within the period fixed for their payment (which cannot be longer than three years) are cancelled and are no longer available for issuance by the company, unless in case of an issuance of convertible bonds (in which case the unsubscribed portion of the capital increase shall remain in place for a number of shares sufficient to comply with the option) or when reserved for compensation plans for employees (in which case the maximum term for subscription and payment cannot be longer than five years).

Article 22 of Chilean Corporations Act states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings.

OWNERSHIP RESTRICTIONS

Under Article 12 of the Chilean Securities Market Act and the Regulations of the CMF, shareholders of Public Companies are required to report the following to the CMF and the Chilean stock exchanges:

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

Article 36 of the Chilean General Banking Act states that as a matter of public policy, no person or company may acquire, directly or indirectly, shares that alone or jointly with the shares previously owned by it, represent more than 10% of the shares of a bank without the prior authorization of the CMF, which may not be unreasonably withheld. The prohibition also applies to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the CMF considers a number of factors enumerated in the Chilean General Banking Act, including the financial stability of the purchasing party.

Article 35 bis of the Chilean General Banking Act establishes that prior authorization of the CMF is required for:

●	the merger of two or more banks, where the absorbing bank becomes a bank of systemic importance;
●	the acquisition of all or a substantial portion (equal to or more than one third) of a bank’s assets and liabilities by another bank, where the acquiring bank becomes a bank of systemic importance;
●	the control by the same person, or controlling group, of two or more banks, where the banks become banks of systemic importance; or
●	a substantial increase in the share ownership by a controlling shareholder of a bank (understood as either acquiring a majority or two thirds of the bank’s shares), where the controlled bank becomes a bank of systemic importance.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks becomes a bank of systemic importance. With respect to the qualification of a bank of systemic importance, on November 2, 2020, the CMF published the regulation (Circular No. 2,276) setting forth the factors and methodologies to be considered to determine whether a bank or group of banks qualifies as of systemic importance.

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

SHAREHOLDERS’ MEETINGS AND VOTING RIGHTS

An annual ordinary meeting of shareholders is held within the first four months of each year, generally in March and must be called by the board of directors. The annual ordinary meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy proposed by the board of directors, elects the members of our board of directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last annual ordinary meeting of our shareholders was held on March 18, 2021.

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

After the Merger, and according to the Transaction Agreement and its amendment on January 20, 2017, the following transactions will be implemented:

●	Itaú Corpbanca Colombia shall purchase all of the assets and liabilities of Itaú BBA Colombia in accordance with the terms and conditions agreed by Itaú Corpbanca Colombia and Itaú BBA Colombia on November 1, 2016 (the “Itaú Colombian Asset Acquisition”). The Itaú Colombian Asset Acquisition was approved by the shareholders of Itaú Corpbanca Colombia and the Colombian Financial Superintendency, and completed on June 16, 2017, as established in the agreement signed on June 1, 2017, between Itaú Corpbanca Colombia, as assignee, and Itaú BBA Colombia S.A. Corporación Financiera, as assignor. Pursuant to the Itaú Colombian Asset Acquisition transaction, Itaú Corpbanca Colombia acquired Itaú BBA Colombia S.A. Corporación Financiera assets and liabilities. In relation to this transaction, Itaú Corpbanca Colombia S.A. paid Ch$33,205 million to Itaú BBA Colombia S.A Corporación Financiera. This agreement also contemplated the rendering of certain services by Itaú Corpbanca Colombia in favor of Itaú BBA Colombia and the hiring of the senior management of Itaú BBA Colombia by Itaú Corpbanca Colombia.
●	Itaú Corpbanca shall acquire of the shares of Banco Corpbanca Colombia S.A., now Itaú Corpbanca Colombia, held by CorpGroup (currently representing 12.36% of shares outstanding) no later than January 28, 2022, subject to receipt of the applicable regulatory approvals. The purchase price for the shares will be US$3.5367 per share (US$330 million in total) plus (i) interest from (and including) August 4, 2015 until (but excluding) the payment date at an annual interest rate equal to Libor plus 2.7% minus (ii) the sum of (x) the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup since the date of the Transaction Agreement, plus (y) the accrued interest with respect to the amount of such dividends since the date of their payment until the payment date of the purchase price, at an annual interest rate equal to Libor plus 2.7%.

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

Registration of the Shares of Itaú Corpbanca Colombia S.A.

Itaú Corpbanca and CorpGroup will carry out commercially reasonable efforts, in accordance with the shareholders agreement of Itaú Corpbanca Colombia S.A., in order to cause Itaú Corpbanca Colombia to be registered as a public company in the National Registry of Securities and Issuers of the Colombian Financial Superintendency and its shares to be listed in the Colombian Stock Market (the “CSM”). The registration process is subject to the approval of Itaú Corpbanca Colombia’s extraordinary shareholders’ meeting.

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

Itaú CorpGroup Shareholders’ Agreement

The following summary is included to provide you with information regarding the terms of the form of Itaú CorpGroup Shareholders’ Agreement executed by Itaú Unibanco Holding S.A. and CorpGroup on April 1, 2016 and amended on September 10, 2020. This section is not intended to provide you with any factual information about Itaú Corpbanca. Such information can be found elsewhere in the public filings that Itaú Corpbanca makes with the SEC.

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

Systems Operations Services Agreement

We have entered into a Systems Operations Services Agreement with IBM, initially dated March 30, 2001, and covering a term from April 1, 2001 through April 15, 2006 which can be renegotiated periodically. The current extension became effective on May 1, 2019 until April 30, 2021. A new extension has been renegotiated until December 2021. Under this agreement, IBM provides outsourcing computer system operations services to us and we are obligated to pay fees amounting to UF 2,421.4 per month.

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

On April 10, 2008, we entered into a Services Agreement with our affiliate Inversiones CorpGroup Interhold Limitada, pursuant to which CorpGroup provides us with professional and technical consulting services in the finance, capital markets, real estate and operations areas; we pay fees of approximately UF1,350 per month. On January 27, 2014, we entered into an amendment to the agreement which took effect as of January 1, 2015. Pursuant to the amendment, the agreement was extended for a further 10-year term beginning on January 1, 2015, subject to certain early termination provisions. Either party may extend the term of the agreement for five additional years, subject to certain conditions. Provisions for the payment of expenses were also included in this amendment.

On March 27, 2012, we entered into a Services Agreement with Mr. Álvaro Saieh Bendeck and our affiliate CorpGroup Holding Inversiones Limitada, pursuant to which CorpGroup Holding Inversiones Limitada provides us with professional and technical consulting services in all matters related to strategic planning and definitions, new businesses, including acquisitions in Chile or abroad, and management controls; we pay fees of approximately UF1,250 per month. On January 27, 2014, we entered into an amendment to the agreement which took effect as of January 1, 2015. Pursuant to the amendment, the agreement was extended for a further 10-year term beginning on January 1, 2015, subject to certain early termination provisions. Either party may extend the term of the Service Contract for five additional years, provided that on such date the services continue to be rendered with the participation of Mr. Álvaro Saieh Bendeck. Provisions for the payment of expenses were also included in this amendment.

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

Under the Tax Reform and given that the Bank is subject to the partially integrated system, the first category tax may be credited partially (65%). Nevertheless, the foreign holder shall be entitled to a full first category tax credit, regardless of the tax regime chosen by the company, if such holder is established or domiciled in, or is a resident of, a country with which Chile maintains a double taxation treaty in force or, until December 31, 2026, if Chile has signed a double taxation treaty with such country, even if not in force, and the holder duly credits his tax residency according to the regulations issued by the Chilean Internal Revenue Service on the matter, which are currently contained on Exempt Resolution No. 151, issued on December 9, 2020.

Under Chilean income tax law, credits for the first category tax are allocated to the corresponding distribution at a factor calculated using the same rate as the first category tax rate in force at the end of the business year in which the profits were distributed, up to their complete depletion. The first category tax rate is currently 27%. However, profit distributions allocated to profits generated prior to January 1, 2017 must consider a weighted average credit rate for the first category tax effectively paid in the corresponding tax periods. Available foreign tax credits are also allocated to the distribution at a maximum rate of 8%, up to their depletion.

Distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, without any credit. In case the Chilean withholding is determined to be excessive at the end of the year, foreign holders will have rights to file for the reimbursement of the excess withholding.

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

Gains recognized on a sale or exchange of common shares received in exchange for ADSs (as distinguished from sales or exchanges of ADSs representing such common shares) by a foreign holder will be subject to the Chilean withholding tax cases with a rate of 35%, which must be withheld by the purchaser. However, if it is impossible to determine the taxable capital gain at the time of sale, a 10% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

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

For purpose of the bullets above, shares are considered to be significantly traded on a Chilean stock exchange when they (1) are registered in the securities registry, (2) are registered in a Chilean Stock Exchange and (3) have an adjusted presence equal to or above 25% or have a “Market Maker,” according to the CMF Ruling No. 327 dated January 17, 2012. Currently, our shares are considered to be significantly traded on a Chilean stock exchange. Please note that the Tax Reform sets forth a new article 110 of the Chilean Income Tax Law, pursuant to which if the shares are considered to be significantly traded on a Chilean Stock exchange due to a “Market Maker”, capital gains arising from the sale and disposition of such shares will be tax exempt only to the extent that such sale occurs within one year counted from the first public offer performed upon registration of the issuer or from the deposit of the regulations in the corresponding Financial Market Commission’s registry. Regarding issuers already registered or regulations already deposited as of this date, the one-year term will be counted as of March 1, 2020.

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

If you are a non-corporate U.S. holder, dividends paid to you may constitute qualified dividend income and be taxable to you at a reduced rate provided that (1) certain holding period requirements are met, (2) the ADSs or common shares are considered to be readily tradable on an “established securities market” in the United States, and (3) the bank is not a PFIC. Under U.S. Internal Revenue Service, or IRS, authority, ADSs are considered for purposes of clause (2) above to be readily tradable on an established securities market in the United States because they are listed on the NYSE. Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividend income because the common shares are not themselves listed on a U.S. exchange. Moreover, as discussed below, under “—Passive Foreign Investment Company rules,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks. You should consult your tax advisor regarding the availability of the reduced rate for dividends paid with respect to our ADSs or common shares. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain U.S. corporations.

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

Passive Foreign Investment Company Rules

Based upon our present regulatory status under Chilean law, current estimates, expectations and projections of the value and classification of our assets and the sources and nature of our income, we believe that the bank’s ADSs and common shares should not be treated as stock of a PFIC for U.S. federal income tax purposes for 2020, our current taxable year or in the foreseeable future, but this conclusion is a factual determination that is made annually and there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. Our actual PFIC status for our current taxable year ending December 31, 2021 will not be determinable until after the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for 2021.

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

We are unable to determine with certainty that we are not a PFIC because the application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations, which together describe what is referred to as the “active bank exception.” For purposes of the PFIC test, the active bank exception excludes from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank. The IRS notice and proposed regulations each have different requirements for qualifying as a foreign bank and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed regulations have been outstanding since 1995 and will not be effective unless finalized. Nevertheless, we believe that we should qualify as an active bank under the requirements of both the notice and the proposed regulations, assuming that the proposed regulations are finalized in their current form.

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

The following table details regulatory limit consumption for market risk, specifically for the Trading Book as of December 31, 2018, 2019 and 2020.

Trading Book

	As of December 31,
Limit Consumption	2018	2019	2020
Market risk exposure (MRE)	71.8%	80.1%	83.3%

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

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of December 31, 2018, 2019 and 2020:

Banking Book

	As of December 31,
Limit Consumption	2018	2019	2020
Short-term exposure to interest rate risk (STE)	51.4%	48.9%	63.0%
Long-term exposure to interest rate risk (LTE)	50.3%	57.8%	63.9%

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

(ii) Sensitivity Measurements

Sensitivity measurements are based on estimated scenarios for positions in the Trading and Banking Books.

Trading Book Positions by Risk Factor: The table below sets forth the Trading Book positions by risk factor as of December 31, 2018, 2019 and 2020:

	Position
Risk Factor / Products	2018	2019	2020
	millions of Ch$	millions of Ch$	millions of Ch$
CLP rates
Derivatives	120	45	170
Investments	0	0	0
CLF rates
Derivatives	(78)	(11)	(123)
Investments	—	—	—
COP rates
Derivatives	(5)	37	3
Investments	(1)	(3)	(22)
UVR rates
Derivatives	10	6	2
Investments	(1)	(0)	(1)
USD rates	58	20	(27)
OM rates	(1)	(1)	0
FX (exchange rate)	2,403	968	874
Inflation (CLF)	—	—	—
Optionality (Gamma, Vega)	156	89	16

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

Banking Book by risk factor:

FX and Inflation Positions in Banking Book:

The following table sets forth the foreign currency and inflation positions in the Banking Book as of December 31, 2018, 2019 and 2020:

	Year End	Year End	Year End
	2018	2019	2020
CLF Position	1,783,587	2,091,756	2,227,846
FX Position	167,260	4,635,953	(5,824)

Positions in currencies other than Chilean pesos and exposure to indexation are classified by book and by their effect on the Bank’s financial statements, reflecting the spot exposure to each risk factor. It is important to highlight the impact of structural exchange rate risk arising from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the results and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 31, 2020, greater ongoing exposure was concentrated in Colombian pesos (approximately US$674.36 million). The bank hedges part of these positions on a permanent basis using currency derivatives. The currency positions in the Banking Book have limits for each currency.

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

The following table shows the Banking Book positions for the most important currencies in which the Bank does business as of December 31, 2018, 2019 and 2020 (products valued at amortized cost and fair value through other comprehensive income instruments and derivatives valued at fair value).

The exposures presented are the present values resulting from:

●	Modeling contractual cash flows based on behaviors that affect market risk exposure (for example, prepayment and renewal, among others).
●	Discounting cash flows from items accounted for on an accrual basis at a rate that represents the opportunity cost of the liability/asset.
●	Discounting cash flows from items accounted for at market value at the market rate.

	Year-End 2018
			3 Months to 1	1 to 3	More than
CLP Position	<1 Month	1 - 3 Months	Year	Years	3 Years
ASSETS	3,519,008	1,000,478	1,753,132	1,800,011	1,181,156
Cash	222,836	—	—	—	—
Investments under resale agreements	76,610	—	—	—	—
Loans to customers, net	1,873,406	939,865	1,727,959	1,345,348	952,614
Financial instruments at FVTOCI	122,284	60,613	25,173	454,663	228,542
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	709,488	—	—	—	—
Other assets	514,384	—	—	—	—
LIABILITIES	(8,733,561)	(1,463,211)	(2,101,204)	(560,099)	(330,000)
Checking accounts and demand deposits	(2,071,099)	—	—	—	—
Time deposits and other time liabilities	(2,700,406)	(1,453,468)	(2,090,629)	(407,126)	—
Debt instruments issued	(832)	(9,743)	(10,575)	(152,973)	(330,000)
Other liabilities	(349,465)	—	—	—	—
Capital and reserves	(3,328,337)	—	—	—	—
Repos	(283,422)	—	—	—	—
DERIVATIVES	(209,799)	1,521,695	394,300	209,804	65,913
Financial derivative instruments	(209,799)	1,521,695	394,300	209,804	65,913

	Year-End 2018
			3 Months to 1	1 to 3	More than
CLF Position	<1 Month	1 - 3 Months	Year	Years	3 Years
ASSETS	466,115	447,398	1,329,598	1,845,603	6,182,033
Cash	—	—	—	—	—
Investments under resale agreements	—	—	—	—	—
Loans to customers, net	452,555	441,731	1,309,397	1,293,838	6,059,288
Financial instruments at FVTOCI	5,773	5,667	20,201	551,765	122,745
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	7,787	—	—	—	—
LIABILITIES	(214,266)	(181,744)	(190,917)	(1,072,879)	(5,201,884)
Checking accounts and demand deposits	—	—	—	—	—
Time deposits and other time liabilities	(34,503)	(173,824)	(55,268)	—	(625,916)
Debt instruments issued	(46,657)	(7,920)	(135,649)	(1,072,879)	(4,575,968)
Other liabilities	(133,106)	—	—	—	—

	Year-End 2018
			3 Months to	1 to 3	More than
COP and UVR Position	<1 Month	1 - 3 Months	1 Year	Years	3 Years
ASSETS	1,907,247	661,084	1,229,626	1,015,315	849,150
Cash	176,062	—	—	—	—
Investments under resale agreements	10,864	—	—	—	—
Loans to customers, net	1,083,664	582,098	714,268	724,255	713,988
Financial instruments at FVTOCI	—	15,338	515,216	290,669	133,015
Financial instruments at amortized cost	2	63,648	142	391	2,147
PP&E and intangible assets	—	—	—	—	—
Other assets	636,655	—	—	—	—
LIABILITIES	(3,742,035)	(397,056)	(681,848)	(399,100)	(317,788)
Checking accounts and demand deposits	(1,505,615)	—	—	—	—
Time deposits and other time liabilities	(438,977)	(390,936)	(623,200)	(288,729)	(116,165)
Debt instruments issued	(65,209)	(6,120)	(58,545)	(110,184)	(200,206)
Other liabilities	(991,270)	—	(103)	(187)	(1,417)
Capital and reserves	(740,964)	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	(102,723)	(119,945)	(125,485)	137,443	(35,028)

	Year-End 2018
			3 Months to 1		More than 3
FX Position	<1 Month	1 -3 Months	Year	1 to 3 Years	Years
ASSETS	1,502,806	632,091	1,202,832	126,122	102,349
Cash	339,679	—	—	—	—
Investments under resale agreements	—	—	—	—	—
Loans to customers, net	790,001	631,796	1,167,302	115,097	73,616
Financial instruments at FVTOCI	288	295	35,530	11,025	28,733
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	372,838	—	—	—	—
LIABILITIES	(1,329,014)	(643,544)	(1,750,440)	(173,922)	—
Checking accounts and demand deposits	(255,343)	—	—	—	—
Time deposits and other time liabilities	(724,941)	(271,892)	(577,917)	—	—
Debt instruments issued	—	(131,356)	(533,810)	—	—
Other liabilities	(300,129)	(240,296)	(638,713)	(173,922)	—
Capital and reserves	(41,766)	—	—	—	—
Repos	(6,835)	—	—	—	—

	Year-End 2019
			3 Months to 1		More than 3
CLP Position	<1 Month	1 - 3 Months	Year	1 to 3 Years	Years
ASSETS	3,507,090	965,331	2,382,124	1,924,538	1,365,975
Cash	265,308	—	—	—	—
Investments under resale agreements	75,775	—	—	—	—
Loans to customers, net	1,664,084	915,555	1,894,953	1,566,750	809,105
Financial instruments at FVTOCI	217,128	49,776	487,171	357,788	556,870
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	903,517	—	—	—	—
Other assets	381,278	—	—	—	—
LIABILITIES	(8,633,089)	(2,251,174)	(3,200,762)	(632,972)	(215,000)
Checking accounts and demand deposits	(2,271,434)	—	—	—	—
Time deposits and other time liabilities	(2,697,902)	(1,833,340)	(3,119,242)	(397,972)	—
Debt instruments issued	(1,052)	(21,492)	(81,520)	(235,000)	(215,000)
Other liabilities	(268,096)	—	—	—	—
Capital and reserves	(3,346,102)	—	—	—	—
Repos	(48,503)	(396,342)	—	—	—
DERIVATIVES	988,919	1,140,587	900,023	664,608	(407,679)
Financial derivative instruments	988,919	1,140,587	900,023	664,608	(407,679)

	Year-End 2019
			3 Months to		More than 3
CLF Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	536,884	595,857	1,670,189	2,172,579	6,662,306
Cash	—	—	—	—	—
Investments under resale agreements	—	—	—	—	—
Loans to customers, net	445,023	589,307	1,656,631	1,402,913	6,429,371
Financial instruments at FVTOCI	405	6,550	13,558	769,666	232,935
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	91,456	—	—	—	—
LIABILITIES	(432,799)	(47,785)	(655,079)	(752,948)	(5,426,561)
Checking accounts and demand deposits	—	—	—	—	—
Time deposits and other time liabilities	(11,768)	(8,797)	(6,433)	—	(642,792)
Debt instruments issued	(152,346)	(38,988)	(648,646)	(752,948)	(4,783,769)
Other liabilities	(268,685)	—	—	—	—
Capital and reserves	—	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	(936,785)	(814,209)	(485,247)	(904,781)	910,135
Financial derivative instruments	(936,785)	(814,209)	(485,247)	(904,781)	910,135

	Year-End 2019
			3 Months to		More than 3
COP and UVR Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	9,635,709	3,158,773	3,439,333	4,757,799	3,877,019
Cash	1,114,972	—	—	—	—
Investments under resale agreements	118,798	—	—	—	—
Loans to customers, net	5,877,580	2,791,395	2,957,266	3,175,338	2,781,453
Financial instruments at FVTOCI	110,977	109,252	444,583	1,537,289	1,080,606
Financial instruments at amortized cost	219,852	51,991	586	1,649	9,479
PP&E and intangible assets	15,068	206,135	36,898	43,523	5,481
Other assets	2,178,462	—	—	—	—
LIABILITIES	(9,664,703)	(1,425,144)	(2,909,463)	(2,277,722)	(1,660,168)
Checking accounts and demand deposits	(8,091,259)	—	—	—	—
Time deposits and other time liabilities	(1,573,669)	(1,389,229)	(2,595,308)	(1,512,255)	(421,580)
Debt instruments issued	(310,411)	(35,915)	(314,155)	(765,467)	(1,238,588)
Other liabilities	(3,323,133)	—	—	—	—
Capital and reserves	3,633,769	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	1,041,162	(2,616,302)	(1,426,370)	(262,333)	22,897
Financial derivative instruments	1,041,162	(2,616,302)	(1,426,370)	(262,333)	22,897

	Year-End 2019
			3 Months to		More than 3
FX Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	2,104,020	919,634	1,907,220	88,732	125,788
Cash	297,733	—	—	—	—
Investments under resale agreements	72,114	—	—	—	—
Loans to customers, net	999,873	897,137	1,907,186	86,681	125,682
Financial instruments at FVTOCI	112,316	22,497	34	2,051	106
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	621,984	—	—	—	—
LIABILITIES	(1,312,536)	(1,418,655)	(3,610,347)	(69,784)	—
Checking accounts and demand deposits	(329,762)	—	—	—	—
Time deposits and other time liabilities	(1,158,605)	(701,454)	(2,494,262)	(32,270)	—
Debt instruments issued	—	(570,793)	—	—	—
Other liabilities	499,617	(146,408)	(1,116,085)	(37,514)	—
Capital and reserves	(323,786)	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	787,971	524,265	806,558	77,221	15,380
Financial derivative instruments	787,971	524,265	806,558	77,221	15,380

	Year-End 2020
			3 Months to 1		More than 3
CLP Position	<1 Month	1 - 3 Months	Year	1 to 3 Years	Years
ASSETS	4,885,890	845,251	2,289,124	2,252,567	1,918,038
Cash	1,232,012	—	—	—	—
Investments under resale agreements	25,500	40,648	43,946	—	—
Loans to customers, net	1,232,959	786,017	1,992,513	1,950,752	1,047,865
Financial instruments at FVTOCI	1,168,120	18,586	252,665	301,815	870,173
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	732,017	—	—	—	—
Other assets	495,282	—	—	—	—
LIABILITIES	(10,169,966)	(1,637,063)	(2,477,284)	(661,668)	(1,950,515)
Checking accounts and demand deposits	(3,198,645)	—	—	—	—
Time deposits and other time liabilities	(3,660,382)	(1,627,063)	(2,365,174)	(432,449)	—
Debt instruments issued	—	(10,000)	(112,110)	(229,219)	(107,110)
Other liabilities	(690,254)	—	—	—	—
Capital and reserves	(2,315,411)	—	—	—	—
Repos	(305,274)	—	—	—	(1,843,405)
DERIVATIVES	830,637	1,429,392	516,336	272,765	24,985
Financial derivative instruments	830,637	1,429,392	516,336	272,765	24,985

	Year-End 2020
			3 Months to		More than 3
CLF Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	539,005	502,506	1,683,797	1,586,457	6,989,722
Cash	—	—	—	—	—
Investments under resale agreements	—	—	—	—	—
Loans to customers, net	525,727	482,619	1,579,094	1,438,439	6,594,948
Financial instruments at FVTOCI	1,395	19,887	104,703	148,018	394,774
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	11,883	—	—	—	—
LIABILITIES	(223,471)	(14,789)	(284,994)	(768,465)	(5,616,884)
Checking accounts and demand deposits	(13,448)	—	—	—	—
Time deposits and other time liabilities	(5,628)	(6,575)	(2,139)	(21,493)	(638,607)
Debt instruments issued	(44,561)	(8,214)	(282,855)	(746,972)	(4,978,277)
Other liabilities	(159,834)	—	—	—	—
Capital and reserves	—	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	(1,263,538)	(795,275)	(662,416)	(444,847)	1,001,038
Financial derivative instruments	(1,263,538)	(795,275)	(662,416)	(444,847)	1,001,038

	Year-End 2020
			3 Months to		More than 3
COP and UVR Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	1,869,283	646,379	727,989	1,211,813	684,493
Cash	248,360	—	—	—	—
Investments under resale agreements	14,064	—	—	—	—
Loans to customers, net	1,297,544	562,571	580,659	618,423	551,642
Financial instruments at FVTOCI	6,487	36,183	90,616	416,823	5,371
Financial instruments at amortized cost	41,277	26,643	123	355	2,072
PP&E and intangible assets	2,089	20,982	56,591	176,212	125,408
Other assets	259,462	—	—	—	—
LIABILITIES	(2,603,311)	(271,657)	(661,856)	(384,765)	(415,621)
Checking accounts and demand deposits	(1,959,635)	—	—	—	—
Time deposits and other time liabilities	(201,206)	(263,924)	(606,142)	(210,874)	(74,293)
Debt instruments issued	(40,351)	(7,733)	(55,714)	(173,891)	(341,328)
Other liabilities	(965,043)	—	—	—	—
Capital and reserves	562,924	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	180,149	(743,503)	(74,962)	(180,337)	(64,380)
Financial derivative instruments	180,149	(743,503)	(74,962)	(180,337)	(64,380)

	Year-End 2020
			3 Months to		More than 3
FX Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	2,557,632	578,295	894,517	124,463	201,010
Cash	1,390,180	—	—	—	—
Investments under resale agreements	91,215	—	—	—	—
Loans to customers, net	565,954	578,263	892,605	124,457	200,912
Financial instruments at FVTOCI	—	32	1,912	6	98
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	510,283	—	—	—	—
LIABILITIES	(2,190,757)	(884,847)	(939,503)	(3,591)	—
Checking accounts and demand deposits	(494,283)	—	—	—	—
Time deposits and other time liabilities	(728,796)	(404,727)	(228,942)	(49)	-
Debt instruments issued	-	(123,708)	-	-	-
Other liabilities	(917,957)	(356,412)	(710,561)	(3,542)	-
Capital and reserves	(49,721)	-	-	-	-
Repos	-	-	-	-	-
DERIVATIVES	103,599	(24,269)	87,848	(24,433)	(12,182)
Financial derivative instruments	103,599	(24,269)	87,848	(24,433)	(12,182)

The following table summarizes the aforementioned exposures:

	2018	2019	2020
	Exposure	Exposure	Exposure
	millions of Ch$	millions of Ch$	millions of Ch$
CLP	(1,952,375)	(1,501,478)	(1,631,511)
CLF	1,783,587	2,091,756	2,227,846
COP-UVR	(121,146)	(3,690,487)	(80,286)
FX	288,406	945,466	467,782

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

The estimated economic impact derived from the scenarios of changes in market factors presents effects in profit and loss for trading instruments and instruments measured at amortized cost, as well as impacts in other comprehensive income relating to investment instruments at fair value through other comprehensive income (FVTOCI), cash flow hedges and foreign investments portfolios.

The scenarios presented below correspond to the probable worst-case scenarios chosen from a set of scenarios agreed upon based on the opinions of specialists in economics, financial risk and traders. In order to estimate the economic impact, sensitivities (DV01) and scenario related changes must be multiplied for each market factor.

Scenarios are presented separately for Chile and Colombia.

Interest Rate Scenarios — Chile (basis points — 0.01%):

														Scenarios for impact on instruments measured
Scenarios for impact on financial trading instruments							Scenarios for impact on financial intruments at FVTOCI							at amortized cost
	Overnight	Gov’t	Overnight	Gov’t	Curve	Curves		Overnight	Gov’t	Overnight	Gov’t	Curve	Curves		Overnight	Overnight	Curve
Term	CLP	CLP	CLF	CLF	USD	MX	Term	CLP	CLP	CLF	CLF	USD	MX	Term	CLP	CLF	USD
1D	(39)	39	87	162	(51)	51	1D	39	39	(87)	162	51	(51)	1D
3M	(39)	39	87	162	(51)	51	3M	39	39	(87)	162	51	(51)	1M	39	87	51
6M	(39)	39	87	162	(51)	51	6M	39	39	(87)	162	51	(51)	3M	39	87	51
9M	(36)	42	87	159	(67)	67	9M	36	42	(87)	159	67	(67)	6M	39	87	51
1Y	(33)	46	93	155	(86)	86	1Y	33	46	(93)	155	86	(86)	9M	36	87	67
2Y	(37)	39	70	93	(101)	101	2Y	37	39	(70)	93	101	(101)	1Y	33	93	86
3Y	(47)	52	68	88	(103)	103	3Y	47	52	(68)	88	103	(103)
4Y	(57)	65	68	83	(105)	105	4Y	57	65	(68)	83	105	(105)
5Y	(67)	77	67	79	(106)	106	5Y	67	77	(67)	79	106	(106)
7Y	(65)	66	74	81	(103)	103	7Y	65	66	(74)	81	103	(103)
10Y	(63)	50	83	85	(98)	98	10Y	63	50	(83)	85	98	(98)
20Y	(63)	50	80	81	(115)	115	20Y	63	50	(80)	81	115	(115)

Exchange Rate Scenarios — Chile:

	Scenarios for impact	Scenarios for impact	Scenarios for impact on
	on financial trading	on financial instruments	instruments measured at
Exchange Rate	instruments	at FVTOCI	amortized cost
USD-CLP	(10.9)%	(10.9)%	(10.9)%
USD-COP	10.4%	10.4%	10.4%

Interest Rate Scenarios — Colombia (basis points — 0.01%):

								Scenarios for impact on
				Scenarios for impact on financial instruments				measured at amortized
Scenarios for impact on financial trading instruments				at FVTOCI				instruments cost
						Swap	Curve		Swap	Curve
Term	Gov’t COP	Swap IBR	Curve USD	Term	Gov’t COP	IBR	USD	Term	IBR	USD
1D	137	37	13	1D	137	37	13	1D	37	13
3M	133	40	17	3M	133	40	17	1M	79	14
6M	130	78	19	6M	130	78	19	3M	40	17
9M	126	77	27	9M	126	77	27	6M	78	19
1Y	122	75	35	1Y	122	75	35	9M	77	27
2Y	108	96	39	2Y	108	96	39	1Y	75	35
3Y	93	94	35	3Y	93	94	35
4Y	85	95	36	4Y	85	95	36
5Y	86	96	37	5Y	86	96	37
7Y	88	98	39	7Y	88	98	39
10Y	91	101	42	10Y	91	101	42
20Y	93	111	51	20Y	93	111	51

Exchange Rate Scenarios — Colombia:

	Scenario for impact on	Scenario for impact
	financial trading	on financial instruments	Scenario for impact on
Exchange Rate	instruments	at FVTOCI	Amortized Cost Book
USD-COP	(5.1)%	(5.1)%	(5.1)%

The consolidated effects in profit or loss of the scenarios are presented below:

●	The following table presents the impact on profit and loss (P&L) for the years ended December 31, 2018, 2019 and 2020 derived from the aforementioned scenarios applied to our financial trading instruments as of year-end:

Potential Impact on P&L	2018	2019	2020
	millions of Ch$	millions of Ch$	millions of Ch$
CLP Rate Risk	(5,019)	(4,881)	(8,403)
Derivatives	(5,018)	(4,879)	(8,403)
Investments	(1)	(2)	—
CLF Rate Risk	(5,942)	(5,130)	(8,488)
Derivatives	(5,942)	(5,130)	(8,488)
Investments	—	—	—
COP Rate Risk	(29,182)	(1,200)	(3,104)
Derivatives	(29,094)	(1,086)	(2,508)
Investments	(88)	(114)	(596)
UVR Rate Risk	(375)	(108)	(133)
Derivatives	(364)	(102)	3
Investments	(11)	(6)	(136)
USD Rate Risk	(2,810)	(2,711)	(2,648)
Other Currencies Rate Risk	(42)	(177)	(249)
Total Rate Risk	(43,370)	(14,207)	(23,025)
Foreign Exchange Risk	150	(763)	(163)
Options Risk(1)	156	89	16
Total Impact	(43,064)	(14,881)	(23,172)

(1)	Option Risk includes the (Vega) and Gamma volatility risks.
●	The following table presents the consolidated impact on the net interest income derived from the aforementioned scenarios on the financial instruments measured at amortized cost for the periods ended December 31, 2018, 2019 and 2020:

Potential impact on instruments measured at amortized cost	2018	2019	2020
	millions of Ch$	millions of Ch$	millions of Ch$
Impact of Interbank Rate Risk	(12,359)	(13,981)	(9,626)

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the financial instruments measured at amortized cost portfolio) for the next 12 months.

●	Changes in market factors derived from the aforementioned scenarios also generate an impact on equity accounts as a result of the potential change in FVTOCI instruments portfolio and the cash flow and net foreign investment hedges portfolios, which are presented in the following table:

As of December 31, 2018:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	millions of Ch$
CLP	(254,636)	(11.73)	(8,180)
CLF	(177,471)	(26.29)	(18,328)
COP	(189,242)	(5.74)	(3,988)
UVR	(29,763)	(0.55)	(380)
USD	(33,769)	(2.44)	(1,701)
Other	—	—	—
Total Rate Impact	(684,881)	(46.75)	(32,577)

Exchange Rate	Impact of Change in Prices
	MUS$	millions of Ch$
USD	(3.77)	(2,624)
COP	(3.72)	(2,594)
Total Impact on Exchange Rate	(7.49)	(5,218)
Total Impact	(54.24)	(37,795)

As of December 31, 2019:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	millions of Ch$
CLP	(377,765)	(31.16)	(23,334)
CLF	(221,758)	(49.07)	(36,744)
COP	(49,254)	(1.37)	(1,023)
UVR	(142,663)	(5.25)	(3,931)
USD	(2,353)	(0.14)	(105)
Other	888	(0.08)	(56)
Total Rate Impact	(792,905)	(87.07)	(65,193)

Exchange Rate	Impact of Change in Prices
	MUS$	millions of Ch$
USD	(134.51)	(100,719)
COP	(146.36)	(109,591)
Total Impact on Exchange Rate	(280.87)	(210,310)
Total Impact	(367.94)	(275,503)

As of December 31, 2020:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	millions of Ch$
CLP	(707,409)	(40.13)	(28,609)
CLF	(201,548)	(23.15)	(16,505)
COP	35,889	(8.13)	(5,780)
UVR	(36,520)	(3.88)	(2,755)
USD	(42,030)	(4.36)	(3,107)
Other	11,624	(0.59)	(419)
Total Rate Impact	(939,994)	(80.24)	(57,175)

Exchange Rate	Impact of Change in Prices
	MUS$	millions of Ch$
USD	(67.25)	(47,942)
COP	(63.65)	(45,380)
Total Impact on Exchange Rate	(130.90)	(93,322)
Total Impact	(211.14)	(150,497)

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

b) Liquidity Risk Metrics and Limits

Liquidity risk measurements are focused mainly on quantifying whether the institution has sufficient resources to meet its obligations under both normal and stressed conditions. The bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each quarter, for which a variety of scenarios encompassing both normal market conditions and stress scenario conditions. The liquidity policy and procedures are subject to review and approval by the Bank’s Board. Periodic reports are generated by the Financial Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review. The following regulatory and internal metrics are used to monitor and control liquidity risk.

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

The following table sets forth the use of the liquidity regulatory limit as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	%	%	%
Regulatory Liquidity Indicator
At 30 days	33	48	53
At 30 days in foreign currency	12	17	0
At 90 days	20	23	50

Note: Negative percentage means that cash inflows exceed cash outflows at maturity

(ii) Regulatory Measurement of Contractual Liquidity Gap

In accordance with CMF Chapter 12-20, all cash flows in and outside the statement of financial position are analyzed provided that they contribute cash flows at their contractual maturity point.

Balances of the Bank’s consolidated undiscounted contractual cash flows from financial assets and liabilities as of December 31, 2018, 2019 and 2020, are detailed as follows:

	December 31, 2018
			3 Months to		More than
	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	3 Years	Total
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Assets	8.514.257	2.011.569	4.198.963	4.769.910	11.995.096	31.489.795
Cash	824,917	—	—	—	—	824,917
Financial instruments at fair value through profit or loss	2,482,559	53,064	48,895	21,194	21,448	2,627,160
Interbank loans at amortized cost without lines of credit	101,070	—	—	—	—	101,070
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Loans and accounts receivable from customers at amortized cost:						—
Commercial loans without lines of credit	1,938,742	1,692,639	3,091,234	2,794,506	6,114,028	15,631,149
Commercial lines of credit and overdrafts	353,608	—	—	—	—	353,608
Consumer loans without lines of credit	238,599	144,822	530,210	1,042,725	764,555	2,720,911
Consumer lines of credit and overdrafts	1,631,979	—	—	—	—	1,631,979
Residential mortgage loans	34,982	71,301	307,770	805,994	4,981,583	6,201,630
Financial instruments at fair value through other comprehensive income	138,948	42,419	180,970	432	4,245	367,014
Other transactions or commitments without lines of credit	920,134	—	—	147	—	920,281
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(151,281)	7,324	39,884	104,912	109,237	110,076
Liabilities	(10,384,693)	(2,757,796)	(5,299,034)	(2,474,632)	(6,369,021)	(27,285,176)
Checking accounts and other demand deposits	(4,182,632)	—	—	—	—	(4,182,632)
Term savings accounts—unconditional withdrawal	(2,415)	—	—	—	—	(2,415)
Term savings accounts—deferred withdrawal	(5,028)	—	—	—	—	(5,028)
Obligations with Chilean Central Bank without lines of credit	(290,257)	—	—	—	—	(290,257)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	(5,863)	—	—	—	—	(5,863)
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(4,238,085)	(2,315,021)	(3,163,485)	(798,613)	(802,788)	(11,317,992)
Foreign loans without lines of credit	(662,358)	(404,470)	(1,389,725)	(352,214)	(211,913)	(3,020,680)
Lines of credit from foreign banks	(3,026)	—	—	—	—	(3,026)
Letter of credit obligations	(2,482)	(443)	(8,211)	(17,492)	(30,792)	(59,420)
Bonds payable	(166,271)	(37,862)	(737,613)	(1,306,313)	(5,323,528)	(7,571,587)
Other obligations or payment commitments without	(826,276)	—	—	—	—	(826,276)
lines of credit						—
Other lines of credit secured	—	—	—	—	—	—
Net band	(1,870,436)	(746,227)	(1,100,071)	2,295,278	5,626,075	4,204,619

	December 31, 2019
			3 Months to		More than
	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	3 Years	Total
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Assets	7.290.597	2.513.201	4.598.604	6.174.755	12.519.277	33.096.434
Cash	840,950	—	—	—	—	840,950
Financial instruments recorded at market value	2,988,831	16,339	22,998	34,114	44,549	3,106,831
Loans to other domestic banks without lines of credit	73,871	—	—	—	—	73,871
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,351,426	1,837,226	3,480,106	3,862,542	6,279,222	16,810,522
Commercial lines of credit and overdrafts	133,856	—	—	(4)	—	133,852
Consumer loans without lines of credit	460,594	134,413	560,936	1,074,368	769,891	3,000,202
Consumer lines of credit and overdrafts	278,985	—	—	—	—	278,985
Residential mortgage loans	36,184	72,739	329,714	863,034	5,300,068	6,601,739
Financial instruments recorded based on issuer’s flow	228,588	432,020	123,159	19	12	783,798
Other transactions or commitments without lines of credit	973,966	6,489	125,128	248,169	—	1,353,752
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(76,654)	13,975	(43,437)	92,513	125,535	111,932
Liabilities	(10,209,490)	(3,277,951)	(6,811,428)	(2,201,789)	(6,614,381)	(29,115,039)
Checking accounts and other demand deposits	(4,718,777)	—	—	—	—	(4,718,777)
Term savings accounts - unconditional withdrawal	—	—	—	—	—	—
Term savings accounts - deferred withdrawal	(20,016)	—	—	—	—	(20,016)
Obligations with Chilean Central Bank without lines of credit	(164,524)	(396,408)	—	—	—	(560,932)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(3,969,193)	(2,489,593)	(4,035,847)	(832,938)	(793,531)	(12,121,102)
Foreign loans without lines of credit	(232,236)	(360,526)	(1,918,154)	(82,368)	(140,861)	(2,734,145)
Lines of credit from foreign banks	(47,728)	—	—	—	—	(47,728)
Letter of credit obligations	(1,467)	(327)	(4,994)	(11,501)	(19,631)	(37,920)
Bonds payable	(53,876)	(31,097)	(852,433)	(1,214,851)	(5,660,358)	(7,812,615)
Other obligations or payment commitments without lines of credit	(1,001,673)	—	—	(60,131)	—	(1,061,804)
Other lines of credit secured	—	—	—	—	—	—
Net band	(2,918,893)	(764,750)	(2,212,824)	3,972,966	5,904,896	3,981,395

	December 31, 2020
			3 Months to		More than
	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	3 Years	Total
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Assets	7.853.977	1.865.203	4.229.759	6.585.579	13.831.662	34.366.180
Cash	2,944,906	—	—	—	—	2,944,906
Financial instruments recorded at market value	2,710,090	132,637	213,667	620,662	252,199	3,929,255
Loans to other domestic banks without lines of credit	14,021	40,648	43,946	—	—	98,615
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,060,762	1,500,138	2,935,477	3,650,372	6,795,123	15,941,872
Commercial lines of credit and overdrafts	(37,094)	—	—	—	—	(37,094)
Consumer loans without lines of credit	52,522	124,295	541,773	1,005,486	766,218	2,490,294
Consumer lines of credit and overdrafts	(66,702)	—	—	—	—	(66,702)
Residential mortgage loans	71,013	77,691	315,418	914,108	5,510,336	6,888,566
Financial instruments recorded based on issuer’s flow	352,299	—	85,023	16	321,064	758,402
Other transactions or commitments without lines of credit	745,736	4,995	195	377,022	—	1,127,948
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	6,424	(15,201)	94,260	17,913	186,722	290,118
Liabilities	(14,834,148)	(2,840,448)	(4,387,325)	(2,147,037)	(7,737,413)	(31,946,371)
Checking accounts and other demand deposits	(7,101,902)	—	—	—	—	(7,101,902)
Term savings accounts - unconditional withdrawal	—	—	—	—	—	—
Term savings accounts - deferred withdrawal	(19,403)	—	—	—	—	(19,403)
Obligations with Chilean Central Bank without lines of credit	(636,894)	(1,101)	—	—	—	(637,995)
Lines of credit secured from Chilean Central Bank	—	—	—	(418,140)	(1,843,405)	(2,261,545)
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(4,612,696)	(2,441,779)	(3,357,507)	(660,888)	(757,094)	(11,829,964)
Foreign loans without lines of credit	(561,978)	(375,610)	(618,351)	(23,861)	—	(1,579,800)
Lines of credit from foreign banks	(120)	—	—	—	—	(120)
Letter of credit obligations	(1,305)	(364)	(4,861)	(12,132)	(15,533)	(34,195)
Bonds payable	(938,590)	(17,783)	(390,330)	(961,623)	(5,065,815)	(7,374,141)
Other obligations or payment commitments without lines of credit	(961,260)	(3,811)	(16,276)	(70,393)	(55,566)	(1,107,306)
Other lines of credit secured	—	—	—	—	—	—
Net band	(6,980,171)	(975,245)	(157,566)	4,438,542	6,094,249	2,419,809

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

By January 2020, Chilean banks began reporting their local LCR figures with a minimum level of 70%. This minimum will gradually rise to 100% by 2023. As of December 31, 2020 the Bank’s LCR was 212.31%.

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

	Dec 2018	Dec 2019	Dec 2020
Year-End	69.2%	73.7%	81.3%
Minimum	68.5%	65.4%	73.7%
Maximum	72.7%	74.1%	81.3%
Average	70.6%	69.8%	78.5%

Note: Loans are reported net of provisions

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

The following table sets forth our available assets and investments adjusted for the delivery or receipt of guarantees as of December 31, 2018, 2019 and 2020:

		Guarantees	Guarantees
	Amount	Furnished	Received	Cash
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
	(i)	(ii)	(iii)	(i-ii+iii)
Year
2018	2,347,920	955,979	85,709	1,477,650
2019	2,721,893	505,208	101,571	2,318,256
2020	4,406,396	543,736	124,118	3,986,778

(vii) Counterparty Risk

Exposure to derivative counterparty risk is measured by recognizing the different contracts maintained with the Bank’s customers, including contracts without mitigating clauses, contracts with netting, contracts with Credit Support Annex (CSA) and with clearing houses, which receive a differentiated treatment.

The following table details the netting of these transactions:

	12/31/2018			12/31/2019			12/31/2020

	Gross	Gross		Gross	Gross		Gross	Gross
	amount	amount	Net	amount	amount	Net	amount	amount	Net
	assets	liabilities	amounts	assets	liabilities	amounts	assets	liabilities	amounts
	(a)	(b)	(c) = (a) + (b)	(a)	(b)	(c) = (a) + (b)	(a)	(b)	(c) = (a) + (b)
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Derivatives with netting agreement	148,410	(154,578)	(6,168)	2,730,110	(2,752,567)	(22,457)	3,829,995	(3,510,234)	319,761
Derivatives without netting agreement	1,220,547	(958,228)	262,319	424,847	(185,467)	239,380	(675,038)	572,200	(102,838)
Total Derivatives	1,368,957	(1,112,806)	256,151	3,154,957	(2,938,034)	216,923	3,154,957	(2,938,034)	216,923
Net guarantees delivered in compensation houses (*)	—	23,145	23,145	215,015	(49,850)	165,165	174,426	(49,955)	124,471
Net guarantees delivered in bilateral agreements (*)	(85,789)	90,098	4,309	208,998	(17,544)	191,454	185,775	(33,313)	152,463
Net guarantees	(85,789)	113,243	27,454	424,013	(67,394)	356,619	360,201	(83,268)	276,934
Derivatives net of guarantees	1,283,168	(999,563)	283,605	3,578,970	(3,005,428)	573,542	3,515,158	(3,021,302)	493,857

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

b) Financial Risk Management Meetings and Committee

In order to guarantee the flexibility of management efforts and communication of risk levels to senior management, the following network of meetings and committee has been established:

●	Daily Committees: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.
●	Proprietary Trading and Market Making Committees: Meets weekly to analyze strategies for managing investment portfolio or directional positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.
●	ALM Committees: This committee meets biweekly to analyze management of structural interest rate and indexation risk in the Banking Book.
●	Liquidity and Market Committee: This committee meets biweekly to analyze management of funding liquidity risk.
●	Treasury Committee: This committee meets monthly to analyze matters related to treasury activity and establish agreements and strategies on related matters, always in line with current ALCO policies and guidelines.
●	Assets-Liabilities Committee (ALCO): This committee meets monthly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.
●	Board of Directors: Our board of directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies in any payments for the year ended December 31, 2020.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders for the year ended December 31, 2020.

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2020, we carried out an evaluation, under the supervision and with the participation of our management, including our CEO, and our CFO, of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2020, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officers and principal financial officers, to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria set forth in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers Consultores Auditores SpA, an independent registered public accounting firm.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the evaluation required by Rule 13a-15(d) under the Exchange Act, our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2020 have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The report of PricewaterhouseCoopers Consultores Auditores SpA, our independent registered public accounting firm, dated April 22, 2020, on the effectiveness of our internal control over financial reporting as of December 31, 2020 is presented on pages F-1 and F-2 of this Annual Report.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Pedro Samhan Escandar, Diego Fresco Gutiérrez and Juan Echeverría González qualify as “audit committee financial experts” within the meaning of this Item 16A, in that: (i) each has an understanding of IFRS and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) significant experience auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements and experience supervising persons engaged in such activities; (iv) an understanding of internal control over financial accounting and reporting; and (v) an understanding of the functions of an audit committee.

All three meet the independence requirements set forth in Rule 10A-3(b)(1)  under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2019 and 2020 following the accounting form:

	Year Ended December 31
	2019	2020

	(in millions of Ch$)
Principal accountant fees and services
Audit fees	1,373	1,293
Audit-related fees	147	58
Tax fees	—	—
All other fees	—	—
Total	1,520	1,351

Audit fees in the above table are the aggregate fees billed by PwC for 2019 and 2020, in connection with the audit of our consolidated financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings or engagements.

Audit-related fees in the above table are the aggregate fees billed by PwC for 2019 and 2020, for assurance services required by regulators on internal control and certain accounting requirements, agreed upon procedures on quarterly disclosures to investors, and procedures in connection with implementation of accounting standards.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases of our shares registered under Section 12 of the Exchange Act by us or any affiliated purchaser during fiscal year 2020:

(d) Maximum
number of shares
		(b) Average	(c) Total number of	that may yet be
	(a) Total number	price paid	shares purchased	purchased under
	of shares	per share	as part of publicly	the plan or
Period (*)	purchased	(in Ch$)	announced plans or programs	programs
January 2020	—	—	—	—
February 2020	—	—	—	—
March 2020	—	—	—	—
April 2020	—	—	—	—
May 2020	—	—	—	—
June 2020	—	—	—	—
July 2020	—	—	—	—
August 2020	—	—	—	—
September 2020	5,558,780,153	5.96	—	—
October 2020	—	—	—	—
November 2020	—	—	—	—
December 2020	—	—	—	—
Total	5,558,780,153	5.96	—	—

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

NYSE Corporate Governance Standards	Chilean Corporate Governance Standards

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See the following items starting at page F-3:

(a)	Report of independent registered public accounting firm;
(b)	Consolidated Statements of Financial Position as of December 31, 2020 and 2019;
(c)	Consolidated Statements of Income for the years ended December 31, 2020, 2019 and 2018;
(d)	Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2020, 2019 and 2018;
(e)	Consolidated Statements of Changes in Equity for the years ended December 31, 2020, 2019 and 2018;
(f)	Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018; and
(g)	Notes to the Consolidated Financial Statements.

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

ITAÚ CORPBANCA

/s/ Gabriel Moura
	Name:	Gabriel Moura
	Title:	Chief Executive Officer

/s/ Rodrigo Luis Rosa Couto
	Name:	Rodrigo Luis Rosa Couto
	Title:	Chief Financial Officer

Date: April 23, 2021

Itaú Corpbanca and subsidiaries

Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the

years ended December 31, 2020, 2019, and 2018

Content

$	=	Amounts expressed in Chilean pesos.
MCh$	=	Amounts expressed in millions of Chilean pesos.
US$	=	Amounts expressed in US dollars.
ThUS$	=	Amounts expressed in thousands of US dollars.
MUS$	=	Amounts expressed in millions of US dollars.
COP$	=	Amounts expressed in Colombian pesos.
MCOP$	=	Amounts expressed in millions of Colombian pesos.
UF	=	Amounts expressed in Unidades de Fomento
(a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Itaú Corpbanca

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Itaú Corpbanca and its subsidiaries (“the Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income (loss), of other comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-2

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Expected Credit Loss Allowance for Commercial, Mortgage and Consumer Loans - Collective Basis

As described in Notes 1 t), 10 and 36 to the consolidated financial statements, management assesses the adequacy of the collective basis expected credit loss allowance for commercial, mortgage and consumer loans using expected credit loss models. As of December 31, 2020, the collective basis expected credit loss allowance was Ch$720,429 million on total commercial, mortgage and consumer loan of Ch$22,617,981 million. As disclosed by management, the estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect the changes in credit risk and the development of assumptions related to the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors. Management subjectively assesses the adequacy of the qualitative information used to assess the change in credit risk since initial recognition and the development of assumptions such as probabilities of default and loss given default.

The principal considerations for our determination that performing procedures relating to the collective basis expected credit loss allowance for commercial, mortgage and consumer loan is a critical audit matter are (i) the significant judgment by management in determining the collective basis expected credit loss allowance for commercial, mortgage and consumer loan, which in turn led to a high degree of auditor judgement subjectivity, and effort in performing procedures and evaluating audit evidence obtained relating to the assumptions related to the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-3

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the collective basis expected credit loss allowance for commercial, mortgage and consumer loans estimation process, which included controls over the assumptions used in the estimation of the collective basis expected credit loss allowance, within the qualitative information. These procedures also included, among others, (i) testing management´s process for estimating the collective basis expected credit loss allowance for commercial, mortgage and consumer loans, (ii) testing the completeness, accuracy, and relevance of underlying data used in the model and (iii) the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for estimating the collective basis expected credit loss allowance for commercial, mortgage and consumer loans, including evaluating the appropriateness of the methodologies and models, testing data used in the estimate and evaluating the reasonableness of significant assumptions such as the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors, used in the qualitative information.

Goodwill Impairment Assessment

As described in Notes 1 o), 3, 13 and 32 to the consolidated financial statements, the Company’s goodwill balance was Ch$492,512 million as of December 31, 2020. Management conducts an annual impairment test and whenever there is an indication that the carrying value may be impaired. An impairment loss is recognized for the amount by which the carrying amount of the cash generating units exceeds its recoverable amount. In the second quarter of 2020, the Company concluded that due to the negative effects of the COVID-19 pandemic on the cost of credit, portfolio growth and capital costs, a triggering event existed for all of the Company’s cash generating units containing a goodwill balance as of June 30, 2020. The second quarter goodwill impairment test resulted in impairment charges of Ch$412,356 and Ch$239,469 million in the Chile and Colombia cash generating units, respectively. The recoverable amount of the cash generating units is determined by management using the dividend discounted model. This methodology considers the cash flows that would be generated by dividends distributed to shareholders at perpetuity, discounted at their rate of cost of capital at the valuation date. Management’s cash flow projections included significant judgments and assumptions related to perpetuity rate, projected inflation rate, discount rate, loans growth and solvency index limit.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the recoverable amount of the cash generating units, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to perpetuity rate, projected inflation rate, discount rate, loans growth and solvency index limit, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the valuation of the Company’s cash generating units. These procedures also included, among others, (i) testing management’s process for developing the estimate; (ii) evaluating the appropriateness of the dividend discounted model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the significant assumptions used by management related to perpetuity rate, projected inflation rate, discount rate, loans growth and solvency index limit. Evaluating management’s assumptions related to perpetuity rate, projected inflation rate, discount rate, loans growth and solvency index limit involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s dividend discounted model and certain significant assumptions, including the discount rate.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-4

Valuation of Level 3 - Financial Derivative Contracts

As described in Notes 1 m), and 35 to the consolidated financial statements, the Company utilized internal pricing methods to value its level 3 financial derivative contracts, which includes financial derivative contract assets of Ch$27,265 million and liabilities of Ch$840 million as of December 31, 2020. These internal pricing methods use prices and assumptions that management believes are commonly used by the financial services industry. The significant assumptions used by management to value financial derivative contracts included adjustment curves, spreads, volatilities and other variables. These valuation techniques require management to make estimates and judgments for complex instruments involving pricing models.

The principal considerations for our determination that performing procedures relating to the valuation of the Company’s Level 3 financial derivative contracts is a critical audit matter are (i) the significant judgment by management to determine the fair value of these derivative financial contracts due to the use of valuation techniques, which included significant assumptions related to adjustment curves, spreads, volatilities and other variables, which in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of level 3 derivative financial contracts, including controls over the Company’s methods, significant assumptions, and data. These procedures also included, among others (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of prices for a sample of derivative financial contracts and (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate. Developing the independent estimate involved (i) testing the completeness and accuracy of data provided by management, and (ii) evaluating management’s assumptions related to the adjustment curves, spreads, volatilities and other variables.

/s/ PricewaterhouseCoopers Consultores Auditores SpA

Santiago, Chile

April 22, 2021

We have served as the Company’s auditor since 2006.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-5

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

		As of December 31,
	Notes	2020	2019
		MCh$	MCh$
ASSETS
Cash and deposits in banks	5a)	3,089,072	1,009,681
Cash items in process of collection	5b)	173,192	231,305
Financial instruments at fair value through profit or loss	6	582,710	183,702
Financial instruments at fair value through other comprehensive income	11	3,970,899	3,598,890
Interbank loans at amortized cost	9	7,121	56,396
Loans and accounts receivable from customers at amortized cost	10	21,576,108	22,254,697
Financial instruments at amortized cost	11	111,542	115,658
Investments under resale agreements	7	105,580	75,975
Financial derivative contracts	8	3,982,803	3,154,957
Investments in associates	12	7,149	9,605
Intangible assets	13	718,683	1,574,433
Property, plant, and equipment	14	80,615	95,080
Right of use assets under lease agreements	15	146,008	167,441
Current taxes	16	64,699	85,516
Deferred taxes	16	312,556	208,657
Other assets	17a)	542,633	770,861
Other non-current assets held for sale	17b)	15,078	17,202
TOTAL ASSETS		35,486,448	33,610,056
LIABILITIES
Deposits and other demand liabilities	18a)	6,197,406	4,873,448
Cash in process of being cleared	5b)	154,232	164,573
Obligations under repurchase agreements	7b)	638,851	559,457
Time deposits and other time liabilities	18b)	11,433,064	11,620,187
Financial derivative contracts	8	3,673,591	2,938,034
Interbank borrowings	19	3,798,978	2,646,756
Debt instruments issued	20	6,204,856	6,408,356
Other financial liabilities	20	13,123	12,966
Lease contracts liabilities	15	151,885	172,924
Current taxes	16	1,766	13
Deferred taxes	16	237	263
Provisions	21	135,090	177,827
Other liabilities	22a)	700,034	708,914
Liabilities directly associated with non-current assets held for sale	22b)	—	—
TOTAL LIABILITIES		33,103,113	30,283,718
EQUITY
Attributable to equity holders of the Bank:
Capital	24	1,862,826	1,862,826
Reserves	24	1,195,849	1,195,849
Valuation accounts	24	26,824	47,117
Retained earnings (losses):		(771,251)	126,101
Retained earnings (accumulated losses) from prior years	24	37,533	50,537
Net income (loss) for the year	24	(808,784)	113,684
Less: Provision for mandatory dividends	21, 24	—	(38,120)
Total equity attributable to equity holders of the Bank		2,314,248	3,231,893
Non-controlling interest	24	69,087	94,445
TOTAL EQUITY		2,383,335	3,326,338
TOTAL LIABILITIES AND EQUITY		35,486,448	33,610,056

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-6

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Income (Loss)

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2020	2019	2018
		MCh$	MCh$	MCh$
Interest income	25a)	1,549,674	1,773,640	1,739,317
Interest expense	25b)	(683,237)	(873,222)	(851,654)
Net interest income		866,437	900,418	887,663
Fee and commission income	26a)	204,378	244,196	237,956
Fee and commission expense	26b)	(63,379)	(69,792)	(51,827)
Net fee and commission income		140,999	174,404	186,129
Net income from financial operations	27	110,887	143,634	172,755
Net foreign exchange gain (loss)	28	(74,464)	27,626	(17,965)
Other operating income	33a)	65,578	44,972	26,656
Net operating profit before provision for loan losses		1,109,437	1,291,054	1,255,238
Provision for loan losses	29	(466,230)	(382,678)	(279,798)
NET OPERATING PROFIT		643,207	908,376	975,440
Personnel salaries and expenses	30	(292,191)	(298,209)	(294,747)
Administrative expenses	31	(257,753)	(248,881)	(291,736)
Depreciation and amortization	32a)	(126,444)	(127,166)	(86,817)
Impairment	32a)	(814,879)	(728)	(28)
Other operating expenses	33b)	(90,511)	(61,549)	(68,199)
Total operating expenses		(1,581,778)	(736,533)	(741,527)
TOTAL OPERATING INCOME (LOSS)		(938,571)	171,843	233,913
Income (loss) from investments in associates	12	(2,794)	532	—
Operating (loss) income before income taxes		(941,365)	172,375	233,913
Income taxes	16	115,210	(47,853)	(67,059)
Consolidated income (loss) from continuing operations		(826,155)	124,522	166,854
Income (loss) from discontinued operations		—	—	—
TOTAL CONSOLIDATED INCOME (LOSS) FOR THE YEAR		(826,155)	124,522	166,854
Attributable to:
Equity holders of the Bank	24c)	(808,784)	113,684	171,331
Non-controlling interest	24c)	(17,371)	10,838	(4,477)
Earnings (losses) per share attributable to equity holders of the Bank
(in Chilean pesos)
Basic earnings (loss) per share	24a)	(1.578)	0.222	0.334
Diluted earnings (loss) per share	24a)	(1.578)	0.222	0.334

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-7

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income (Loss)

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2020	2019	2018
		MCh$	MCh$	MCh$
CONSOLIDATED INCOME (LOSS) FOR THE YEAR	24d)	(826,155)	124,522	166,854
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE
RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS:
Debt instruments at fair value through other comprehensive income	24d)	(8,235)	21,703	(1,441)
Exchange differences on investment in Colombia and New York branch	24d)	(71,771)	73,855	48,610
Gain (loss) from hedge of net investments in foreign operations	24d)	80,722	(46,786)	(36,533)
Gain (loss) from cash flows hedges	24d)	(5,682)	(6,792)	11,289
Other comprehensive income (loss) before income taxes		(4,966)	41,980	21,925
Income taxes related to debt instruments at FV through OCI		1,558	(5,926)	(2,172)
Income taxes related to hedge of net investment in foreign operations	24d)	(21,795)	14,373	10,565
Income taxes related to cash flows hedges	24d)	(3,034)	(162)	(1,669)
Income taxes on other comprehensive income (loss)		(23,271)	8,285	6,724
Other comprehensive income (loss) which may be reclassified		(28,237)	50,265	28,649
subsequently to profit or loss, net of income taxes
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS:
Defined benefits obligations	24d)	(3)	(4,432)	(754)
Income taxes related to defined benefits obligations	24d)	(19)	1,542	(44)
Changes in the fair value of equity investments at fair value through other comprehensive income	24d)	356	814	482
Other comprehensive loss which may not be reclassified subsequently to profit or loss, net of income taxes		334	(2,076)	(316)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		(27,903)	48,189	28,333
CONSOLIDATED COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		(854,058)	172,711	195,187
Attributable to:
Equity holders of the Bank	24d)	(828,700)	144,817	191,228
Non-controlling interest	24d)	(25,358)	27,894	3,959

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-8

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(In millions of Chilean pesos - MCh$)

						Retained earnings			Total
			Reserves			Retained		Provision	attributable
			Reserves	Other non-		earnings	Income (loss)	for	to equity	Non-
	Number of		from	earnings	Valuation	from prior	for	mandatory	holders of	controlling
	shares	Capital	earnings	reserves	accounts	years	the year	dividends	the Bank	interest	Total equity
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of January 1, 2018	512,407	1,862,826	451,011	839,120	(4,735)	80,489	—	(17,234)	3,211,477	217,280	3,428,757
Changes due to initial application of IFRS 9	—	—	—	—	997	(126,865)	—	—	(125,868)	(3,157)	(129,025)
Equity as of January 1, 2018	512,407	1,862,826	451,011	839,120	(3,738)	(46,376)	—	(17,234)	3,085,609	214,123	3,299,732
Distribution of prior year's net income	—	—	—	—	—	(22,979)	—	17,234	(5,745)	—	(5,745)
Provision for mandatory dividends	—	—	—	—	—	—	—	(51,614)	(51,614)	—	(51,614)
Comprehensive income (loss) for the year	—	—	—	—	19,897	—	171,331	—	191,228	3,959	195,187
Equity as of December 31, 2018	512,407	1,862,826	451,011	839,120	16,159	(69,355)	171,331	(51,614)	3,219,478	218,082	3,437,560
Reclassification of income from previous year	—	—	—	—	—	171,331	(171,331)	—	—	—	—
Equity as of January 1, 2019	512,407	1,862,826	451,011	839,120	16,159	101,976	—	(51,614)	3,219,478	218,082	3,437,560
Distribution of prior year's net income	—	—	—	—	—	(51,614)	—	51,614	—	—	—
Provision for mandatory dividends	—	—	—	—	—	—	—	(38,120)	(38,120)	—	(38,120)
Transfer of gain on disposal of equity investments at fair value through other comprehensive income to retained earnings	—	—	—	—	(175)	175	—	—	—	—	—
Comprehensive income for the year	—	—	—	—	31,133	—	113,684	—	144,817	27,894	172,711
Increase participation in Colombia	—	—	—	(94,282)	—	—	—	—	(94,282)	(151,531)	(245,813)
Equity as of December 31, 2019	512,407	1,862,826	451,011	744,838	47,117	50,537	113,684	(38,120)	3,231,893	94,445	3,326,338
Reclassification of income from previous year	—	—	—	—	—	113,684	(113,684)	—	—	—	—
Equity as of January 1, 2020	512,407	1,862,826	451,011	744,838	47,117	164,221	—	(38,120)	3,231,893	94,445	3,326,338
Distribution of prior year's net income	—	—	—	—	—	(127,065)	—	—	(127,065)	—	(127,065)
Provision for mandatory dividends	—	—	—	—	—	—	—	38,120	38,120	—	38,120
Transfer of gain on disposal of equity investments at fair value through other comprehensive income to retained earnings		—	—	—	(377)	377	—	—	—	—	—
Comprehensive income (loss) for the year	—	—	—	—	(19,916)	—	(808,784)	—	(828,700)	(25,358)	(854,058)
Equity as of December 31, 2020	512,407	1,862,826	451,011	744,838	26,824	37,533	(808,784)	—	2,314,248	69,087	2,383,335

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-9

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2020	2019	2018
		MCh$	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Operating income (loss) before income taxes		(941,365)	172,375	233,913
Debits (credits) to income that do not represent cash flows
Depreciation and amortization	32	126,444	127,166	86,817
Provisions for loans and accounts receivable from customers and interbank loans	29	527,077	441,343	328,266
Provisions and write-offs for assets received in lieu of payment	33	4,006	18,284	16,132
Provisions for contingencies	33	3,119	507	1,998
Impairment	32	814,879	728	28
Net gain on sale of loans and accounts receivable from customers	27	(6,476)	(14,588)	(1,602)
Income received from Financial instruments at fair value through profit or loss		(64,410)	(92,959)	(74,071)
Income received from sale of Financial instruments at fair value through other comprehensive income		(58,092)	(33,867)	(13,765)
Net interest income	25	(866,437)	(900,418)	(887,663)
Fee and commission income	26	(204,378)	(244,196)	(237,956)
Fee and commission expense	26	63,379	69,792	51,827
Net foreign exchange gain (loss)	20	74,464	(27,626)	17,965
Net gain on sale of property, plant and equipment		131	(1,593)	(5,212)
Net gain on sale of assets received in lieu of payment		(3,287)	(5,671)	(1,223)
Net gain on sale of assets held for sale		(970)	—	—
Net gain on sale of participation in companies		—	(1,028)	(22)
Increase on deferred tax assets and liabilities		(109,848)	(33,727)	(28,110)
Other charges (credits) that do not represent cash flows		39,014	90,848	50,039
Subtotal		(602,750)	(434,630)	(462,639)
Loans and accounts receivable from customers and interbank loans		745,029	(1,254,664)	(1,610,676)
Investments under resale agreements	5c) i	(45,109)	33,492	(80,943)
Obligations under repurchase agreements	5c) i	79,394	(456,157)	594,694
Financial instruments at fair value through profit or loss	5c) ii	17,895	(55,236)	326,131
Financial instruments at fair value through other comprehensive income	5c) ii	(1,749,279)	(941,256)	166,753
Financial instruments at amortized cost	5c) ii	4,039	83,228	3,120
Other assets and liabilities		111,619	(41,251)	(99,717)
Time deposits and other time liabilities		(187,123)	1,499,076	430,141
Deposits and other demand liabilities		1,323,958	572,973	159,296
Foreign borrowings obtained	5c) iii	3,326,628	3,163,543	2,741,786
Repayment of foreign borrowings	5c) iii	(2,450,227)	(2,928,952)	(2,636,867)
Interest paid		(597,602)	(590,814)	(873,121)
Interest received		1,471,570	1,663,507	1,951,250
Net fee and commission income		110,902	171,682	186,258
Taxes paid		(152,593)	(152,681)	(105,683)
Repayment of other borrowings	5c) iv	157	(566)	(4,666)
Proceeds from sale of assets received in lieu of payment		26,247	23,203	10,638
Net cash flows provided by (used in) operating activities		1,432,755	354,497	695,755
CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchase of property, plant and equipment and intangible assets	13-14	(67,675)	(65,716)	(82,952)
Sales of property, plant and equipment		157	18,263	41,078
Proceeds from sale of assets held for sale		1,550	—	—
Payments for investments in subsidiaries		—	(268,174)	—
Payments for investments in associates		(338)	—	—
Net cash flows provided by (used in) investing activities		(66,306)	(315,627)	(41,874)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowing obtained from the Central Bank of Chile		3,781,200	—	—
Payments of borrowings from the Central Bank of Chile		(1,524,000)
Debt instruments issued		408,402	649,321	484,754
Redemption of debt issued		(935,094)	(633,671)	(911,047)
Dividends paid	24	(127,086)	(51,347)	(22,979)
Payments of lease liabilities		(33,687)	(34,226)	—
Net cash flows provided by financing activities		1,569,735	(69,923)	(449,272)
Effect of changes in exchange rates		122,133	115,940	83,354
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		3,058,317	84,887	287,963
Cash and cash equivalents at the beginning of the year		1,447,939	1,363,052	1,075,089
Cash and cash equivalents at end of the year	5	4,506,256	1,447,939	1,363,052
Net increase (decrease) in cash and cash equivalents		3,058,317	84,887	287,963

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-10

	As of			Changes other than cash					As of
	January 1,	Cash flows		Changes other		Interest and	Currency	Fair value	December 31,
Item	2020	Received	Paid	than cash	Acquisition	readjustment	exchange effects	changes	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Borrowing obtained from Chilean Central Bank	—	3,781,200	(1,524,000)	—	—	26	—	—	2,257,226
Mortgage finance bonds	40,933	—	(11,349)	—	—	1,262	—	—	30,846
Bonds (senior and subordinated)	6,367,423	408,402	(923,745)	—	—	328,348	(59,631)	53,213	6,174,010
Lease contracts liabilities	172,924	—	(33,687)	4,100	7,279	4,919	(3,650)	—	151,885
Totals	6,581,280	4,189,602	(2,492,781)	4,100	7,279	334,555	(63,281)	53,213	8,613,967

Dividends approved and paid in 2020	—	—	(127,065)	—	—	—	—	—	—
Dividends approved in prior years and paid in 2020	—	—	(21)	—	—	—	—	—	—
Total Dividends paid	—	—	(127,086)	—				—
Subtotal cash flows from (used in) financing activities	—	4,189,602	(2,619,867)	—	—	—	—	—	—
Total cash flows from financing activities (net)		1,569,735

	As of			Changes other than cash					As of
	January 1,	Cash flows		Changes other		Interest and	Currency	Fair value	December 31,
Item	2019	Received	Paid	than cash	Acquisition	readjustment	exchange effects	changes	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	53,463	—	(14,523)	—	—	1,993	—	—	40,933
Bonds (senior and subordinated)	5,956,661	649,321	(619,148)	—	—	340,480	40,109	—	6,367,423
Lease contracts liabilities	176,795	—	(34,226)	—	12,998	15,561	1,796	—	172,924
Totals	6,186,919	649,321	(667,897)	—	12,998	358,034	41,905	—	6,581,280

Dividends paid	—	—	(51,347)	—	—	—	—	—	—
Capital increase	—	—	—	—	—	—	—	—	—
Subtotal cash flows from financing activities	—	649,321	(719,244)	—	—	—	—	—	—
Total cash flows from financing activities (net)	—	(69,923)	—	—	—	—	—	—	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-11

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-12

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

The current ownership structure is 39.22% owned by Itaú Unibanco, 27.49% owned by CorpGroup (Saieh Family) and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity, and other matters.

Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. The Bank has total consolidated assets for MCh$35,486,448 (MMUS$49,930) and total equity attributable to holders of the Bank for MCh$2,314,248 (MMUS$3,256).

The legal address of Itaú Corpbanca is Rosario Norte No. 660, Las Condes, Santiago, Chile, and its website is www.itau.cl

These Consolidated Financial Statements as of December 31, 2020, were approved by the Board of Directors on April 22, 2021.

Significant Accounting Policies and Others

a)	Accounting period

The Consolidated Financial Statements are referred as of December 31, 2020 and 2019 and comprise the years ended December 31, 2020, 2019 and 2018.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-13

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

c)	Consolidation criteria

These Consolidated Financial Statements comprise the preparation of the Financial Statements of the Bank and the controlled entities which participate in the consolidation as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, and include the necessary adjustments and reclassifications to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-14

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

The following table details the entities controlled by Itaú Corpbanca:

				Ownership percentage
			Functional	As of December 31, 2020			As of December 31, 2019
	Market	Country	currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
Itaú Corredores de Bolsa Limitada (1)	National	Chile		$99.990	0.010	100.000	99.990	0.010	100.000
Itaú Administradora General de Fondos S.A. (1)		Chile		$99.994	0.006	100.000	99.994	0.006	100.000
Itaú Corredores de Seguros S.A. (1)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000
Itaú Asesorías Financieras Limitada (1) (7)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000
Recaudaciones y Cobranzas Limitada (1) (6)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000
Itaú Corpbanca New York Branch (1) (5)	Foreign	USA	US$	100.000	—	100.000	100.000	—	100.000
Itaú Corpbanca Colombia S.A. (2) (8)		Colombia	COP$	87.100	—	87.100	87.100	—	87.100
Itaú Corredor de Seguro Colombia S.A. (2)		Colombia	COP$	79.985	—	79.985	79.985	—	79.985
Itaú Securities Services Colombia S.A. (2) (10) (11)		Colombia	COP$	5.499	82.310	87.809	5.499	82.310	87.809
Itaú Comisionista de Bolsa Colombia S.A (2) (12)		Colombia	COP$	2.219	85.166	87.385	2.219	85.166	87.385
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (2)		Colombia	COP$	—	87.083	87.083	—	87.083	87.083
Itaú (Panamá) S.A. (3)		Panama	US$	—	87.100	87.100	—	87.100	87.100
Itaú Casa de Valores S.A (4) (9)		Panama	US$	—	—	—	—	87.100	87.100

(1)	Companies regulated by the Commission for the Financial Market, hereinafter CMF (formerly Superintendency of Securities and Insurance – SVS).
(2)	Companies regulated by the Colombian Financial Superintendency (SFC), which has a supervision agreement with the CMF.
(3)	Company regulated by the Superintendency of Banks of Panama.
(4)	Company regulated by the Superintendency of the Securities Market of Panama.
(5)	Company regulated by the Office of the Comptroller of the Currency (OCC) and the Federal Reserve (FED).
(6)	On May 2, 2019, Itaú Corpbanca Recaudaciones y Cobranzas S.A (Instacob) acquired from Itaú Corredores de Bolsa its participation in Itaú Asesorías Financieras.
(7)	On May 2, 2019 Itaú Asesoría Financieras modifies its legal statute turning from a public company (S.A.) to a private limited company.
(8)	On December 3, 2019 Itaú Corpbanca completed the acquisition of Itaú Corpbanca Colombia shares owned by Helm LLC and Kresge Stock Holding Company Inc.
(9)	On January 23, 2020, Itaú Comisionista de Bolsa Colombia S.A., a subsidiary of Itaú Corpbanca Colombia S.A., completed the process of selling its participation (100%) held in Itaú Casa de Valores S.A., domiciled in Panama.
(10)	On July 8, 2020, Recaudaciones y Cobranza Ltda. acquired 1 share of Itaú Securities Services Colombia S.A. for the price of US$2.29 equivalent to Ch$1.799 pesos.
(11)	On July 8, 2020, Itaú Asesorías Financieras Ltda. acquired 1 share of Itaú Securities Services Colombia S.A. for the price of US$2.29 equivalent to Ch$1.799 pesos.
(12)	On July 8, 2020, Itaú Asesorías Financieras Ltda. acquired 6 shares of Itaú Comisionista de Bolsa S.A. for the price of US$7.19 equivalent to Ch$5.648 pesos.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-15

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(ii)	Associates

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

The following entities are classified as “Associates”, were the Bank has an interest and are accounted for using the equity method, according to IAS 28:

			As of December 31,	As of December 31,
Associate	Main Operation	Operation Place	2020	2019

			% Share	% Share
Nexus S.A	Credit and debit card operator	Santiago, Chile	14.8148%	12.9000%
Transbank S.A	Credit card operator	Santiago, Chile	8.7188%	8.7188%

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-16

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent. The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of December 31, 2020 and 2019 they act as Agent and none of these investment vehicles is consolidated.

d)Non-controlling interest

Non-controlling interest represents the portion of net income or loss and net assets which the Bank does not own, either directly or indirectly. It is disclosed as “Attributable to non-controlling interest” separately in the Consolidated Statement of Income (Loss).

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-17

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-18

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

Assets and liabilities in foreign currencies are shown at their equivalent amount in Chilean pesos, calculated using the exchange rate of $710.73 per US$1 (US dollar) as of December 31, 2020 ($748.77 as of December 31, 2019 and $694.73 as of December 31, 2018) and the exchange rate of $0.2078 per COP$1 (Colombian peso) as of December 31, 2020 ($0.2284 as of December 31, 2019 and $0.2139 as of December 31, 2018). The financial statements of the New York branch, as well as the Colombian and Panamanian subsidiaries, have been translated using these exchange rates for consolidation purposes, in accordance with IAS 21, related to the valuation of investments abroad in countries with stable economies.

h)Use of estimates and judgments

The preparation of the Consolidated Financial Statements requires the Bank’s management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Consolidated Financial Statements, as well as income and expenses during the year. Actual results may differ from these estimates.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-19

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank has established allowances to cover expected credit losses over its loan portfolio and other financial assets. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income (Loss). Loans are charged-off when the Bank’s management determines that a loan or a portion thereof is impaired. Charge-offs are recorded as a reduction of the allowance for loan losses.

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

Due to changes in the macroeconomic environment during the last year, adjustments have been made to the estimates of allowances for credit risk (see Note 36) and impairment losses on Goodwill (see Note 32).

During the year ended December 31, 2020, there were no other significant changes in estimates made at the end of 2019.

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

To comply with IFRS 8, Itaú Corpbanca identifies operating segments (Chile and Colombia) used by the Executive Committee, which is defined as the chief operating decision maker, to analyze and make decisions regarding operating, financing and investment matters, based on the following elements:

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-20

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

k)Classification and measurement of financial instruments

I. Classification of financial instruments

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-21

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

(ii) Reclassifications

Reclassification of financial assets is required if, and only if, the objective of the Bank’s business model for managing those financial assets changes. Financial liabilities cannot be reclassified. There are no reclassifications in these Consolidated Financial Statements.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-22

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(b) Fair value through other comprehensive income (FVTOCI)

Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling, and that contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at FVTOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognized in other comprehensive income, until the assets are sold. Upon disposal, the cumulative gain and losses in other comprehensive income are recognized in the income statements.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-23

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

Derecognition due to substantial modification of terms and conditions

The Bank derecognizes a financial asset, such as a loan to a customer, when the terms and conditions have been renegotiated to the extent that it essentially has become a new asset, with the difference recognized as a derecognition gain or loss, to the extent that an impairment loss has not already been recorded.

A modification of terms and conditions does not lead to derecognition if it does not result in cash flows that are substantially different. Based on the change in cash flows discounted at the original EIR, the Bank records a modification gain or loss, to the extent that an impairment loss has not already been recorded. For financial liabilities, the Bank considers a modification substantial based on qualitative factors, and whether it results in a difference between the adjusted discounted present value and the original carrying amount of the financial liability of, or greater than, ten percent. For financial assets, this assessment is based on qualitative factors.

IV. Renegotiated and modified loans

The Bank sometimes makes concessions or modifications to the original terms of loans as a response to the borrower’s financial difficulties, rather than taking possession or otherwise enforcing collection of collateral, or in some cases in order to renegotiate loans. The Bank considers a loan forborne when such concessions or modifications are provided as a result of the borrower’s present or expected financial difficulties and the Bank would not have agreed to them if the borrower had been financially healthy. Indicators of financial difficulties include defaults on covenants, or significant concerns raised by the Credit Risk Department. Forbearance may involve extending the payment arrangements and the agreement of new loan conditions. It is the Bank’s policy to monitor forborne loans to help ensure that future payments are likely to occur.

If the modifications are substantial, the loan is derecognized, as explained in “III. Derecognition of financial assets and liabilieties”. If the terms have been renegotiated without resulting in the derecognition of the loan, any impairment is measured using the original EIR as calculated before the modification of terms. The Bank also reassesses whether there has been a significant increase in credit risk and whether the assets should be classified as another Stage. Derecognition decisions and classifications of Stage 2 and Stage 3 are determined on a case-by case basis. If these procedures identify a loss in relation to a loan, it is disclosed and managed as an impaired Stage 3 forborne asset until it is collected or written off.

Due to the COVID-19 pandemic, the Chilean Government issued a number of measures in order to support the economy. The Bank implemented these measures and carried out additional measures to support its customers, whereby the Bank and its customers agreed upon modifications to loans, including in cases where the customers did not necessarily face financial difficulties. The modifications carried out consisted of payment deferral arrangements, which were not necessarily prompted by an assessment of the financial condition of the borrower. As such, these customers were not identified as showing significant increase in credit risk (SICR) and remained in their current stage, unless they had previously triggered other SCIR criteria.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-24

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

V. Contingent loans

The Bank issues contingent loans (including letters of credit, foreign letters of credit and performance guarantee) and loan commitments.

Contingent loans and undrawn loan commitments are commitments under which, over the duration of the commitment, the Bank is required to provide a loan with pre-specified term to the customer.

The nominal contractual loan value, when the loan agreed to be provided is on market terms, is not recorded in the statements of financial position. The related expected credit loss allowance is disclosed in Note 21.

VI. Offsetting

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

l)Derivatives and hedging activities

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-25

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

b.

For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments within “Interest income and expense”, and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statement of Income (Loss) under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.
d.

The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statements of Income (Loss) under “Net income (expense) from financial operations”.

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

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income (loss)” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statements of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income (Loss).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-26

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

m)Fair value measurement

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-27

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

The main techniques used as of December 31, 2020 and 2019 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-28

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

n)Recognizing income and expenses

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

(iii) Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income (Loss) as set forth on IFRS 15 “Revenue from contracts with customers”, based on the terms of the contract held with customers, excluding amounts collected on behalf of third parties. The Bank recognizes revenue as the performance obligations is fulfilled by transferring a service to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset or a services is rendered. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

The main revenues arising from commissions, fees and similar items correspond to:

●	Fees and commissions for lines of credits and overdrafts: includes accrued fees related to granting lines of credit and overdrafts in checking accounts.
●	Fees and commissions for guarantees and letters of credit: includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.
●	Fees and commissions for card services: includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-29

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

(iv) Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to the Consolidated Statement of Income (Loss) over the term of the loan. In the case of commitment fees these are immediately recorded in the Consolidated Statement of Income (Loss) when it is unlikely that a specific lending arrangement will be entered into and the loan commitment is not measured at FVTPL.

o)Impairment

Assets are acquired or purchased based on the future economic benefits they produce. Accordingly, impairment is recorded when the carrying amount of those assets is lower than the recoverable amount, assets are subject to impairment tests in order to properly reflect the future economic benefits that assets are capable to produce when used by the Bank.

The Bank assesses on a forward-looking basis the expected credit losses (ECL) associated with its debt instrument assets carried at amortized cost and FVTOCI and with the exposure arising from loan commitments and financial guarantee contracts. The Bank recognizes a loss allowance for such losses at each reporting date. The measurement of ECL reflects:

●	An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-30

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

The ECL for investments measured at FVTOCI do not reduce the carrying amount of these financial assets in the statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortised cost is recognised in other comprehensive income as an accumulated impairment amount, with a corresponding charge to profit or loss. The accumulated loss recognised in other comprehensive income is recycled to the profit and loss upon derecognition of the assets.

If impairment evidence exists, any amount previously recorded in equity is transferred from equity to the Consolidated Statement of Income (Loss), presented as FVTOCI investments net gains or losses. This amount is calculated as the difference between acquisition cost (net of any amortization and reimbursement) and the current fair value of the asset, less any impairment loss on the investment previously recorded in the Consolidated Statement of Income (Loss).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-31

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

In respect to equity financial investments, impairment losses previously recognized in the Consolidated Statement of Income (Loss) are not reversed through income. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under FVTOCI as part of “Valuation accounts”.

All impairment losses are recorded in income. Any impairment loss relating to a financial asset FVTOCI previously recorded in equity is transferred to profit or loss. The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of FVTOCI equity financial assets, in which case it is recorded in other comprehensive income (loss).

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-32

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

p)Property, plant and equipment

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-33

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

q)Intangible assets

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-34

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

(ii)Generated in a business combination

According to IFRS 3 “Business combinations”, when an intangible asset is acquired or generated in a business combination its cost will be the fair value at the acquisition date. The fair value of an intangible asset represents expectations of market participants at the acquisition date over the probability that future economic benefits from the asset will flow to the entity. In other words, the entity expects that economic benefits flows to it, even though there is uncertainty about the date or the amount of them.

As set forth by IAS 38 “Intangibles assets” and IFRS 3 “Business combinations”, the acquirer will recognize an intangible asset from the acquiree at the acquisition date separately from Goodwill independently if the asset was previously recognized by the acquiree before the business combination.

In connection with the aforementioned, the business combination between Banco Itaú Chile and Corpbanca gave rise to intangible assets and Goodwill as indicated in Note 13 Intangible Assets.

(iii)Other identifiable intangibles

Correspond to those intangible assets that can be identified, the Bank controls them, can be reliably measured and it is probable that future benefits will flow to the Bank.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-35

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

r)Factoring transactions

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

The price differences between the disbursed amounts and the notional amount of the documents are recorded in the Consolidated Statement of Income (Loss) as interest income applying the effective interest rate method, over the term of the transaction. The responsibility of payment remains with the client (assignor).

s)Leases

As of January 1, 2019 the Bank adopted IFRS 16 “Leases”, using the modified retrospective method and therefore, no comparative information is required; 2018 balances continue to be reported under IAS 17 “Leases”.

On the date of commencement of a lease the Bank recognizes a right-of-use asset and a lease liability in accordance with the provisions set forth on IFRS 16 “Leases”.

Policy applicable as of January 1, 2019

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

The Bank applies IAS 36 "Impairment of assets" to determine whether a right of use asset is impaired and to account for identified impairment losses.

As of December 31, 2020, the Bank has not identified any impairment for the right-of-use assets under lease.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-36

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-37

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

In both cases, income and expenses arising from these contracts are recorded under “Interest income and expense” in the Consolidated Statement of Income (Loss) to achieve constant return rate over the lease term.

(ii) Operating leases

In operating leases, the ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as a lessor, the leased assets are classified at their acquisition cost under “Property, plant and equipment”. The depreciation criterion for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases are recorded on a straight-line basis under “Other operating income” in the Consolidated Statement of Income (Loss).

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Administrative expenses” in the Consolidated Statement of Income (Loss).

(iii) Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of the sale except in the case of excess of proceeds over fair value, which is amortized over the period of use of the asset. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

t)Expected credit losses allowance

The Bank uses an “expected credit loss (ECL)” model. The impairment model applies to all financial assets measured at amortized cost and debt securities measured at fair value through other comprehensive income (FVOCI), including commitment and contingent loans. Investments in equity are outside of the scope of the new impairment requirements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-38

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

The Bank, at the end of each reporting period, evaluates whether a financial instrument’s credit risk has significantly increased since initial recognition or whether an asset is considered to be credit-impaired, and consequently classify financial instrument in the respective stage:

●	Stage 1: When loans are first recognized, the Bank recognizes an allowance based on 12 months ECL. Stage 1 loans also include facilities where the credit risk has improved and the loan has been returned to Stage 1.
●	Stage 2: When a loan has shown a significant increase in credit risk since origination, the Bank records an allowance based on lifetime ECL. Stage loans also include facilities where the credit risk has improved and the loan has been returned to stage 2.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-39

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-40

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-41

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

u)Income taxes and deferred taxes

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

v)Provisions and contingent assets and liabilities

When preparing the financial statements of the consolidated entities, the Bank’s directors made a distinction between:

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-42

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

Provisions for restructuring cost: these are constructive obligations that arise from a restructuring plan. A restructuring plan is a program that is planned and controlled by management, which changes either the scope of the business undertaken, or the manner in which that business is conducted.

The provisions for restructuring cost are recognized in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” once the Bank has a real expectation of executing the plan, either by having started to execute the plan or by having announced its main characteristics to those who are going to be affected.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-43

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

w)Employee benefits

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

Defined contribution plans: the obligation is recognized for the amounts to be contributed in the period.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-44

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

x)Provision for mandatory dividends

The Bank recorded a provision for mandatory dividends calculated as a portion of income for the year in order to comply with dispositions of the Chilean Corporations Act (Ley de Sociedades Anónimas) which requires to distribute at least 30% of income of the year, consistent with the Bank’s internal policy. For fiscal year 2019, the Bank provisioned 30% of its profits. For fiscal year 2020, no provision was recorded given the loss reported for the year. This provision is recorded as a decrease in “Retained earnings” under the line item “Provision for minimum dividends” within the Statement of Changes in Consolidated Equity.

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

y) Assets received or awarded in lieu of payment

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

The excess of the outstanding loan balance over the fair value is charged to net income for the year, under “Provision for loan losses”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-45

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value less cost to sale, and the difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to income, under “Other operating expenses”.

z)Customer loyalty programs

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

aa)Non- current assets held for sale (in “Other Assets”)

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

bb)Earnings per share

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

As of December 31, 2020, 2019 and 2018 the Bank did not have any instruments that generated dilution.

cc)Consolidated Statement of Cash Flows

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

For the preparation of the cash flow statement, the indirect method was used, starting with the Bank’s consolidated pre-tax income (loss) and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as operating, investment or financing activities.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-46

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

For the preparation of the cash flow statement, the following items are considered:

●	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.
●	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities. This section includes, among others, foreign loans obtained, dividends received, FVTOCI investments and held to maturity.
●	Investing activities: Correspond to the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
●	Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not part of operating activities nor investing activities.

For cash flows statement purposes, it has been considered as cash and cash equivalents amounts included in “Cash and deposits in banks” plus the net amount of cash items in process of collection, plus trading investment and FVTOCI investment instruments highly liquid and minimal value change risk which due date is less than three months since the acquisition date and investments under resale agreements under the same terms.

Includes also investments in fixed income mutual funds which are presented under FVTPL / trading investments in the Consolidated Statement of Financial Position. The amounts for cash and cash equivalents and the corresponding reconciliation to the Consolidated Statement of Cash Flows are detailed in Note 5 “Cash and Cash Equivalents”.

The provision for loan losses included under the operating activities section differs from the amount presented in the Consolidated Statement of Income (Loss), because such amount excludes recoveries of transactions previously charged-off for cash flows purposes.

dd)Consolidated Statement of Changes in Equity

The Consolidated Statement of Changes in Equity presents all movements affecting net equity, including those originated by accounting changes or errors recognition. This statement shows a conciliation between opening and ending balances for the year for all items that form part of consolidated equity, grouping transactions based on their nature, according to the following:

●	Adjustments due to accounting changes related to prior periods: Includes changes in equity as a consequence of restating amounts previously reported in the Consolidated Financial Statements resulting from accounting changes related to prior periods recognition.
●	Net comprehensive income for the year: Includes, in an aggregated manner, net income for the year and other comprehensive income for the year.
●	Other changes in equity: Includes retained earnings distributions, equity increases, provision for mandatory dividends, dividends paid, among other increases or decreases in consolidated equity.

This information is presented in two statements: The Consolidated Statement of Other Comprehensive Income (Loss) and the Consolidated Statement of Changes in Equity.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-47

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

ee)Consolidated Statement of Other Comprehensive Income (Loss)

In the Consolidated Statement of Other Comprehensive Income (Loss) are presented income and expenses generated by the Bank as a consequence of its regular activities during the year, clearly identifying those recorded in profit and loss from those recorded in net equity.

Due to this, in this statement the following is shown:

●	Income (loss) for the year.
●	Net amount of income and expenses recorded in equity as “Valuation accounts”.
●	Deferred income taxes originated by transactions described above, except for those amounts related to exchange differences from foreign net investments.

Total amount of consolidated income and expenses recorded attributable to the equity holders of the Bank, calculated as the sum of the items listed above, is presented separately from non-controlling interest.

ff) New and revised accounting pronouncements introduced by IASB

1)	Standards and interpretations that are effective from January 1, 2020

1.1) Conceptual framework

In March 2018, the International Accounting Standards Board (the Board) issued a complete set of concepts for financial reporting, the revised Conceptual Framework for Financial Information (Conceptual Framework), replacing the previous version of the Conceptual Framework issued in 2010.

The revised Conceptual Framework has an effective date from January 1, 2020.

The amendment introduces new definitions and includes guidance on certain considerations. Given the nature of the amendment, it had no material impact on the Consolidated Financial Statements.

1.2) IFRS 3 "Business Combinations" - Business definition

In October 2018, the International Accounting Standards Board (IASB) issued the Definition of a Business to make it easier for companies to decide whether the activities and assets they acquire are a business or simply a group of assets. Reduce the limitations of a company to the center of the definition of products in goods and services provided to customers and other income from ordinary activities, instead of providing dividends or other economic benefits directly to investors or reducing costs. The amendment to IFRS 3 has an effective date of January 1, 2020.

The new standard had no material impact on the Consolidated Financial Statements.

1.3) Amendments to IAS 1 "Presentation of financial statements" and IAS 8 "Accounting policies, policy changes and accounting errors"

On October 31, 2018, the IASB published “Definition of material (amendments to IAS 1 and IAS 8)” to clarify the definition of “material” and to align the definition used in the Conceptual Framework and similar standards.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-48

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The changes relate to a revised definition of “material” that is cited following the final amendments: "Information is material if its omission, misstatement or concealment could reasonably be expected to influence the decisions that primary users of general purpose financial statements make on the basis of those statements, which provide financial information about a specific reporting entity”.

The new definition of material is found in IAS 1 “Presentation of Financial Statements”. The definition of material in IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” has been replaced with a reference to IAS 1.

The amendments are effective for annual periods beginning on or after January 1, 2020. Early application is allowed.

The new standard had no material impact on the Consolidated Financial Statements.

1.4) Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform

In September 2019, the amendments were modified to provide for certain exceptions in relation to the interest rate benchmark reform. The exceptions relate to hedging relationships and are intended to avoid disruption and inconsistency in hedge accounting as a result of interest rate benchmark reform. However, any inefficiency of coverage must continue to be recorded in income.

The amendments apply retrospectively to annual periods beginning on or after January 1, 2020.

The nature of the amendment includes simplifying requirements relating to interest rate benchmark reform, the adoption of which did not have a material impact on the Consolidated Financial Statements.

1.5) Amendment to IFRS 16 regarding COVID-19-related rent concession

On May 28, 2020, The International Accounting Standards Board (IASB) published “COVID-19-Related Rent Concessions (Amendment to IFRS 16)”, amending the standard for providing lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. Concurrently, the IASB also published a proposed Taxonomy IFRS 2020 Update to reflect this amendment.

When there is a change in lease payments, the accounting consequences will depend on whether the change meets the definition of a lease modification, which IFRS 16 Leases defines as “a change in the scope of a lease, or the consideration for a lease, that was not part of the original terms and conditions of the lease (for example, adding or terminating the right to use one or more underlying assets, or extending or shortening the contractual lease term)”.

The changes in COVID-19-Related Rent Concessions (Amendment to IFRS 16) amend IFRS 16 to

a)	provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification;
b)	require lessees that apply the exemption to account for COVID-19-related rent concessions as if they were not lease modifications;
c)	require lessees that apply the exemption to disclose that fact; and
d)	require lessees to apply the exemption retrospectively in accordance with IAS 8, but not require them to restate prior period figures

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-49

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The exemption applies to those reductions in payments as a result of the COVID-19, due on or before June 30, 2021 in order to capture the lease concessions granted as of June and with a duration of 12 months.

The amendment is effective for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted, including in financial statements not yet authorized for issue on May 28, 2020. The amendment is also available for interim reports.

The IFRS 2020 Taxonomy included elements of the IFRS taxonomy to reflect the new disclosure requirements introduced by the amendment, issued in May 2020.

The adoption of the amendment did not have a material impact on the Consolidated Financial Statements, since to date there have been no material changes on current contracts utilizing this amendment.

2)	New standards and interpretations that are not yet effective

2.1) Amendment to Sale or Contribution of assets between an investor and its Association or Joint Business (amendments to IFRS 10 and IAS 28)

The amendments to IFRS 10 and IAS 28 address situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments provide that gains or losses, resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture, accounted for using the equity method are recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. Similarly, gains or losses resulting from the remeasurement to fair value of investments held in a former subsidiary (which has become an associate or joint venture that is accounted for using the equity method) are recognized in the results of the former parent only to the extent of the unrelated investors' interests in the new associate or joint venture.

The effective date of the amendments was initially from January 1, 2016, however the IASB on December 17, 2015 indefinitely postponed their entry into force.

The Bank's Management will evaluate the potential impacts of these amendments, once the new implementation date for these amendments is announced.

2.2) Amendment to IAS 1 "Presentation of Financial Statements" - Classification of liabilities as current or non-current

On January 23, 2020, the IASB published the amendment to IAS 1, which addresses the classification of liabilities and clarifies their presentation as current or non-current. This amendment applies as of January 1, 2023 retroactively and its early application is permitted.

Among the modifications are the following:

●	An entity shall classify a liability as current when it does not have a right to postpone its liquidation for at least twelve months following the date of the reporting period. The amendment removes the factor of "unconditionality" from this right

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-50

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

●	The right to defer settlement of the liability must have substance and must exist at the end of the reporting period. If this right is subject to the entity that covers any condition, such right only exists if it is effectively fulfilled by fulfilling these conditions at the end of the reporting period and can be classified as non-current. The entity must comply with these conditions, although the counterparty does not carry out a testing of these.
●	The classification of the liability will not be affected by the probability that the entity exercises its right to defer its settlement. Therefore, if the liability meets the non-current condition specified in the standard, it will be classified as non-current, even if the entity plans to liquidate it in less than 12 months from the period in which it is reported or between the periods in which it is reported. And the one that is reported to the regulator. If any of the above cases occurs, it must be disclosed in the Financial Statements to understand the impact of the entity's financial position.
●	The liability is understood as liquid when the entity extinguishes the obligation to control its effective counterparty, other economic resources, or its own equity instruments.

The Bank's Management is currently assessing the potential impact of the adoption of these amendments on the Consolidated Financial Statements..

2.3) Amendments to IFRS 3 to update a reference to the Conceptual Framework

On May 14, 2020, the IASB published, amendments to IFRS 3 'Business Combinations' that update an outdated reference in IFRS 3 without significantly changing its requirements.

The changes in Reference to the Conceptual Framework (Amendments to IFRS 3):

●	update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework;
●	add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 (instead of the Conceptual Framework) to identify the liabilities it has assumed in a business combination; and
●	add to IFRS 3 an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

The amendments published are effective for annual periods beginning on or after January 1, 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier.

The adoption of the amendment will not have a material impact on the Consolidated Financial Statements.

2.4) Amendments to IAS 37 “Onerous Contracts” — Cost of Fulfilling a Contract

On May 14, 2020, the IASB published “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)” amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-51

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The changes in Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) specify that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The amendments published today are effective for annual periods beginning on or after January 1, 2022. Early application is permitted.

The Bank's Management is currently evaluating the potential impact of the adoption of these amendments on the Consolidated Financial Statements.

2.5) Annual improvements to IFRS standards 2018–2020

On May 14, 2020, the IASB published Annual Improvements to IFRS Standards 2018–2020, making amendments to the following standards:

IFRS 1 First-time Adoption of International Financial Reporting Standards - Subsidiary as a first-time adopter. The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs.

IFRS 9 Financial Instruments - Fees in the “10 percent” test for derecognition of financial liabilities. The amendment clarifies which fees an entity includes when it applies the ‘10 percent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

IFRS 16 Leases Lease incentives. The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.

IAS 41 Agriculture. Taxation in fair value measurements. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13.

The amendments to IFRS 1, IFRS 9, and IAS 41 published today are all effective for annual periods beginning on or after January 1, 2022. Early application is permitted.

The amendment to IFRS 16 only regards an illustrative example, so no effective date is stated.

The Bank's Management is currently evaluating the potential impact of the adoption of these amendments on the Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-52

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2.7) Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

The amendments in Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition. Currently, the IASB updated the Taxonomy as of September 2, 2020

The amendments are effective for annual periods beginning on or after January 1, 2021 and are to be applied retrospectively.

As of the date of issuance of the Consolidated Financial Statements, the Bank’s Management has decided to incorporate the disclosures required by the amendment. Information regarding the exposure and the transition process to address the interest rate benchmark reform is disclosed in Note 36.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-53

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 2 - Accounting Changes

No new accounting pronouncements have been adopted in the year ended December 31, 2020 in the consolidated financial statements.

Starting January 1, 2019 the Bank changed the manner it accounts for leases by adopting IFRS 16 “Leases”. Additionally, it changed the manner in which it accounts for financial instruments starting January 1, 2018 by adopting IFRS 9 “Financial instruments”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-54

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 3 - Significant Events

As of December 31, 2020, the following significant events have influenced the operations of the Bank and its subsidiaries or the Consolidated Financial Statements:

ITAÚ CORPBANCA

Chief Executive Officer appointment

On January 9, 2020, Mr. Manuel Olivares Rossetti, the Board of Directors, and the main shareholders communicated the decision to allow Mr. Olivares to serve as Chief Executive Officer of Itaú Corpbanca until January 29, 2020.

The Board also agreed to appoint Mr. Gabriel Moura as the new Chief Executive Officer of Itaú Corpbanca, starting on January 30, 2020.

Investment increase in Nexus S.A.

On January 22, 2020 Itaú Corpbanca acquired 79,577 shares of Nexus S.A., corresponding to 1.9148% of its total equity, for an approximated amount of MCh$338. With this transaction the Bank’s participation increased to 14.8148%.

Annual Ordinary Shareholders’ Meeting Agreements

At the Ordinary Shareholders’ Meeting of Itaú Corpbanca, held on March 18, 2020, it was approved to distribute a dividend equivalent to 100% of the net income attributable to equity holders of the Bank for the year ended December 31, 2019, which represents an aggregate amount equal to MCh$127,065 payable to the shareholders of the Bank entitled to receive dividends in a proportion of $0.2479770771 per share.

Payment Holiday, Relief Measures for our Clients and Government Aid Programs

As part of the relief plan for our clients, the Bank granted a series of payment holidays to our clients, which mainly consist of the postponement of one to six installments on their loans under certain conditions. As of December 31, 2020 the Bank rescheduled installments for an approximated amount of Ch$398,086 million.

Additionally, on April 28, 2020, the Chilean government through a governmental mechanism to guarantee loans for SMEs (FOGAPE) implemented the "FOGAPE COVID-19 credit lines" as a measure to aid the local economy. The program is aimed to aid clients in the commercial portfolio with annual sales of less than UF1,000,000 affected by the Covid-19 pandemic. The coverage of the guarantees is determined based on their sales which can range between 60% to 85% of the financing, after applying a deductible that may not exceed 5% of the guaranteed amount. Since the beginning of the program and until December 31, 2020, the Bank has carried out operations for an aggregate amount of Ch$803,080 million.

The Central Bank of Chile (BCCh) created the new Conditional Funding Facility (FCIC) and the Liquidity Credit Line (LCL) in response to financial needs generated by the spread of the COVID-19 virus. Funds obtained through FCIC are guaranteed by high credit quality loans and / or bonds issued by the BCCh and have automatic and successively monthly renewal maturities, with a maximum term of 4 years from March 30, 2020 until March 30, 2024. The LCL differs from FCIC as is not guaranteed, has a maximum term of 2 years and is granted based on the amount of the Bank's average reserve requirements. Both, the FCIC and the LCL, accrue interests at the BCCh overnight rate in force on the date of each operation.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-55

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 3 - Significant Events, continued

Goodwill and Assets Generated in Business Combination Impairment

As a result of the application of the requirements established in International Accounting Standard 36 “Impairment of assets”, the Bank, at the end of each reporting period, assess impairment indicators that affect the determination of the recoverable amount for its assets.

During 2020, considering the evolution of the economic and health situation, the Bank continued to monitor and permanently assess the impacts of the pandemic caused by COVID-19 in its results, as well as the effects on significant estimates and judgments including provisions for credit risk and impairment on assets in general, and on Goodwill in particular.

In consideration to the impacts on the economy, both in Chile, Colombia, Peru and the United States (main markets where Itaú Corpbanca operates), which have had various factors, including the COVID-19 pandemic, as has been described above and in accordance with the constant monitoring carried out by the Bank, we cconcluded that there was concrete evidence of impairment as a result of the deterioration of financial indicators such as the cost of credit, portfolio growth and capital cost. As a consequence of this assessment, an impairment test was performed as of June 30, 2020, on the valuation of the Goodwill and the intangibles assets generated in business combination assigned to the Chile and Colombia CGUs.

During the period ended June 30, 2020 (1) an impairment loss allocated to the Goodwill assigned to the Chile CGU for Ch$412,356 million, (2) Ch$239,469 million corresponding to the total Goodwill assigned to the CGU Colombia and (3) Ch$113,911 million (Ch$79,364 million net of deferred taxes) that represent all of the intangibles generated in business combinations assigned to the Colombia CGU. The total impact of these effects on the result attributable to the Bank's owners is Ch$720,951 million and Ch$10,238 million corresponding to non-controlling interest. For further information see Note 32.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-56

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 4 - Reporting Segments

The information reported by segments is determined by the Bank on the basis of its operating segments (Chile, which includes the New York branch, and Colombia), which are mainly differentiated by the risks and rewards that affect them.

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

The commercial activities of this segment are carried out by Itaú Corpbanca Colombia S.A. and subsidiaries

The Bank did not enter into transactions with a particular customer or third party that exceed 10% of its total revenue in 2020, 2019 and 2018.

b)	Geographical information

The segments reported by Itaú Corpbanca, discloses revenue from ordinary activities from external clients:

(i)	attributed to the entity’s country of domicile and
(ii)	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-57

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

The information on interest income and interest expenses for the years ended December 31, 2020, 2019 and 2018 of the aforementioned reporting segments is presented below:

	2020			2019			2018
	Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	1,116,943	432,731	1,549,674	1,245,465	528,175	1,773,640	1,208,481	530,836	1,739,317
Interest expense	(490,729)	(192,508)	(683,237)	(631,279)	(241,943)	(873,222)	(593,796)	(257,858)	(851,654)
Net interest income	626,214	240,223	866,437	614,186	286,232	900,418	614,685	272,978	887,663

c)	Information on assets, liabilities and income

Segment information on assets and liabilities is presented as of December 31, 2020 and 2019.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-58

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 4 - Reporting Segments, continued

c.1) Assets and Liabilities

		As of December 31, 2020
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
Cash and deposits in banks	5a)	2,761,202	327,870	3,089,072
Cash items in process of collection	5b)	173,099	93	173,192
Financial instruments at fair value through profit or loss	6	145,671	437,039	582,710
Financial instruments at fair value through other comprehensive income	11	3,353,241	617,658	3,970,899
Loans and accounts receivable at amortized cost and interbank loans	9-10	17,503,371	4,079,858	21,583,229
Investment in associates	12	7,149	—	7,149
Financial instruments at amortized cost	11	7,202	104,340	111,542
Investments under resale agreements	7	84,173	21,407	105,580
Financial derivative contracts	8	3,817,286	165,517	3,982,803
Intangible assets (*)	13	682,695	35,988	718,683
Property, plant, and equipment	14	56,756	23,859	80,615
Right of use assets under lease agreements	15	117,513	28,495	146,008
Current taxes	16	44,976	19,723	64,699
Deferred taxes	16	264,668	47,888	312,556
Other assets	17a)	453,702	88,931	542,633
Other non-current assets held for sale	17b)	10,818	4,260	15,078
TOTAL ASSETS		29,483,522	6,002,926	35,486,448

		As of December 31, 2020
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	18a)	3,939,501	2,257,905	6,197,406
Cash in process of being cleared	5b)	154,231	1	154,232
Obligations under repurchase agreements	7b)	399,593	239,258	638,851
Time deposits and other time liabilities	18b)	9,984,010	1,449,054	11,433,064
Financial derivative contracts	8	3,494,611	178,980	3,673,591
Interbank borrowings	19	3,393,160	405,818	3,798,978
Debt instruments issued	20	5,472,392	732,464	6,204,856
Other financial liabilities	20	13,123	—	13,123
Lease contracts liabilities	15	125,265	26,620	151,885
Current taxes	16	596	1,170	1,766
Deferred taxes	16	—	237	237
Provisions	21	33,310	101,780	135,090
Other liabilities	22a)	619,955	80,079	700,034
Liabilities directly associated with non-current assets held for sale	22b)	—	—	—
TOTAL LIABILITIES		27,629,747	5,473,366	33,103,113

(*)    This includes goodwill generated in business combination between Itaú Chile and Corpbanca totaling MCh$492,512 as of December 31, 2020.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-59

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 4 - Reporting Segments, continued

		As of December 31, 2019
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
Cash and deposits in banks	5a)	610,901	398,780	1,009,681
Cash items in process of collection	5b)	230,595	710	231,305
Financial instruments at fair value through profit or loss	6	112,224	71,478	183,702
Financial instruments at fair value through other comprehensive income	11	2,751,959	846,931	3,598,890
Loans and accounts receivable at amortized cost and interbank loans	9-10	17,651,839	4,659,254	22,311,093
Investment in associates	12	5,833	3,772	9,605
Financial instruments at amortized cost	11	30,123	85,535	115,658
Investments under resale agreements	7	46,686	29,289	75,975
Financial derivative contracts	8	3,061,530	93,427	3,154,957
Intangible assets (*)	13	1,154,457	419,976	1,574,433
Property, plant, and equipment	14	73,169	21,911	95,080
Right of use assets under lease agreements	15	128,868	38,573	167,441
Current taxes	16	30,773	54,743	85,516
Deferred taxes	16	200,747	7,910	208,657
Other assets	17a)	699,679	71,182	770,861
Other non-current assets held for sale	17b)	10,291	6,911	17,202
TOTAL ASSETS		26,799,674	6,810,382	33,610,056

		As of December 31, 2019
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	18a)	2,765,496	2,107,952	4,873,448
Cash in process of being cleared	5b)	164,573	—	164,573
Obligations under repurchase agreements	7b)	499,136	60,321	559,457
Time deposits and other time liabilities	18b)	9,700,785	1,919,402	11,620,187
Financial derivative contracts	8	2,839,914	98,120	2,938,034
Interbank borrowings	19	1,883,900	762,856	2,646,756
Debt instruments issued	20	5,687,763	720,593	6,408,356
Other financial liabilities	20	12,966	—	12,966
Lease contracts liabilities	15	137,334	35,590	172,924
Current taxes	16	13	—	13
Deferred taxes	16	—	263	263
Provisions	21	88,579	89,248	177,827
Other liabilities	22a)	653,786	55,128	708,914
Liabilities directly associated with non-current assets held for sale	22b)	—	—	—
TOTAL LIABILITIES		24,434,245	5,849,473	30,283,718

(*)    This includes goodwill generated in business combination between Itaú Chile and Corpbanca totaling MCh$1,194,331 as of December 31, 2019.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-60

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 4 - Reporting Segments, continued

c.2) Income for the years ended December 31, 2020, 2019, and 2018

	2020			2019			2018
	Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	626,214	240,223	866,437	614,186	286,232	900,418	614,685	272,978	887,663
Net fee and commission income	108,140	32,859	140,999	138,007	36,397	174,404	149,673	36,456	186,129
Net income from financial operations	25,031	85,856	110,887	152,600	(8,966)	143,634	128,264	44,491	172,755
Net foreign exchange gain (loss)	(20,491)	(53,973)	(74,464)	(24,389)	52,015	27,626	5,726	(23,691)	(17,965)
Other operating income	16,588	48,990	65,578	20,460	24,512	44,972	14,337	12,319	26,656
Provision for loan losses	(310,429)	(155,801)	(466,230)	(295,116)	(87,562)	(382,678)	(127,804)	(151,994)	(279,798)
NET OPERATING PROFIT	445,053	198,154	643,207	605,748	302,628	908,376	784,881	190,559	975,440
Depreciation and amortization	(96,117)	(30,327)	(126,444)	(86,593)	(40,573)	(127,166)	(53,544)	(33,273)	(86,817)
Operating expenses (*) (**)	(896,152)	(559,182)	(1,455,334)	(394,271)	(215,096)	(609,367)	(442,943)	(211,767)	(654,710)
OPERATING INCOME (LOSS)	(547,216)	(391,355)	(938,571)	124,884	46,959	171,843	288,394	(54,481)	233,913
Income from investment in associates	(2,794)	—	(2,794)	800	(268)	532	—	—	—
Income taxes	73,965	41,245	115,210	(33,393)	(14,460)	(47,853)	(85,269)	18,210	(67,059)
CONSOLIDATED INCOME (LOSS) FOR THE YEAR	(476,045)	(350,110)	(826,155)	92,291	32,231	124,522	203,125	(36,271)	166,854

(*)   Includes personnel salaries and expenses, administrative expenses, impairment, and other operating expenses

(**) As of December 31, 2020, includes the recognition of an impairment loss of MCh$814,879. The impairment is broken down into MCh$651,825 corresponding to the impairment on Goodwill, MCh$412,356 and MCh$239,469 of CGUs of Chile and Colombia, respectively, and MCh$113,911 corresponding to the intangibles generated in the business combination of the CGU Colombia. Intangible assets include impairment on Softwares and Licenses of MCh$38,849, which is broken down into MCh$ 34,524 and MCh$4,325 in the Chile CGU and Colombia CGU, respectively. In addition, the Chile CGU includes impairment of property, plant and equipment for MCh$10,294.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-61

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 5 - Cash and Cash Equivalents

a)	Detail of cash and cash equivalents

The detail of balances included under cash and cash equivalents is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Cash and deposits in banks
Cash	254,200	253,779
Deposits in the Central Bank of Chile	1,067,421	103,756
Deposits in local banks	27,017	14,254
Deposits in foreign banks	1,740,434	637,892
Subtotals cash and deposits in banks	3,089,072	1,009,681
Cash items in process of collection, net (1)	18,960	66,732
Highly liquid financial instruments (2)	1,337,754	295,551
Investments under resale agreements (3)	60,470	75,975
Totals cash and cash equivalents	4,506,256	1,447,939

(1)	See letter b. “Cash in process of collection and in process of being cleared” on the next page.
(2)

Highly liquid financial instruments: Corresponds to financial instruments at fair value through profit and loss and financial instrument at fair value through othercomprehensive income with maturities that do not exceed three months from the acquisition date and the detail is as follows:

		As of December 31,
	Notes	2020	2019
		MCh$	MCh$
Highly liquid financial instruments
Financial instruments at fair value through profit or loss	6	132,043	28,772
Financial instruments at fair value through other comprehensive income	11	1,205,711	266,779
Totals		1,337,754	295,551

(3)

Investments under resale agreements: Corresponds to resale agreements with maturities that do not exceed three months from the acquisition date, which are presented under the item "Investments under resale agreements" in the Consolidated Statement of Financial Position. The detail is as follows:

		As of December 31,
	Notes	2020	2019
		MCh$	MCh$
Investment under resale agreements	7a)	60,470	75,975

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-62

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 5 - Cash and Cash Equivalents, continued

b)	Cash in the process of collection and in process of being cleared

Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing differences. The detail of these balances is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	37,030	76,922
Funds receivable	136,162	154,383
Subtotals assets	173,192	231,305
Liabilities
Funds payable	154,232	164,573
Subtotals liabilities	154,232	164,573
Cash items in process of collection, net	18,960	66,732

c)	Other operating cash flows

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

Finally, the Bank, based on its overall business strategy, considers that gains and losses derived from these transactions are part of the main revenue generating activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Consolidated Statement of Income (Loss) and our Consolidated Statement of Cash Flows.

Examples of cash flows from operating activities are:

i.	Investments under resale agreements and obligations under repurchase agreements. These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Note 7).
ii.	Investments portfolio. This item represents the cash flows (collections and payments) of our trading and investment portfolios (see Notes 6 and 11).
iii.	Foreign borrowings and repayment of foreign borrowings. These items represent the cash flows (collections and payments) of obligations with foreign banks (see Note 19) for the financing of foreign trade loans, which are included as part of the following items: “Loans and receivables from banks” (see Note 9) and “Loans and receivables from customers” (see Note 10).
iv.	Increase and repayment of other borrowings. These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 20).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-63

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 6 - Financial Instruments at Fair Value through Profit or Loss

The detail of the financial instruments at fair value through profit or loss is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Chilean Central Bank and Government securities
Central Bank of Chile securities	21,369	52,019
Other Chilean Central Bank and Government securities	86,673	28,879
Other Chilean securities
Bonds	271	905
Notes	—	—
Other securities	—	22,218
Foreign financial securities
Bonds	432,178	67,088
Other securities	—	4,390
Investments in mutual funds
Funds managed by related entities	4,861	5,870
Funds managed by third parties	35017	33
Other investments
Other financial instruments at FVTPL	2,341	2,300
Totals	582,710	183,702

As of December 31, 2020, financial instruments at fair value through profit or loss include MCh$132,043 (MCh$28,772 as of December 31, 2019) in instruments with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-64

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 7 - Investments under Resale Agreements and Obligations under Repurchase Agreements

a)	The Bank purchases financial instruments to resell them on a future date. As of December 31, 2020 and 2019 the instruments acquired under agreements to resell are as follows:

	As of December 31, 2020				As of December 31, 2019
		Between 3				Between 3
	Up to 3	months and	Over 1		Up to 3	months and	Over 1
	months	1 year	year	Totals	months	1 year	year	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank securities	—	—	—	—	20,593	—	—	20,593
Government securities	—	43,633	—	43,633	17,491	—	—	17,491
Other Chilean Central Bank and Government securities	—	—	—	—	—	—	—	—
Other Chilean securities
Bonds	40,540	—	—	40,540	8,603	—	—	8,603
Notes	—	—	—	—	—	—	—	—
Other securities	—	—	—	—	—	—	—	—
Foreign financial securities
Central Banks and Government securities	14,072	—	1,477	15,549	27,546	—	—	27,546
Other foreign instruments	5,858	—	—	5,858	1,742	—	—	1,742
Totals	60,470	43,633	1,477	105,580	75,975	—	—	75,975

b)	As of December 31, 2020 and 2019, the instruments acquired under agreements to repurchase are as follows:

	As of December 31, 2020				As of December 31, 2019
		Between 3				Between 3
	Up to 3	months and	Over 1		Up to 3	months and	Over 1
	months	1 year	year	Totals	months	1 year	year	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank securities	310,565	—	—	310,565	168,778	—	—	168,778
Government securities	49,337	—	—	49,337	11,970	—	—	11,970
Other Chilean Central Bank and Government securities	—	—	—	—	—	—	—	—
Other Chilean securities
Bonds	39,691	—	—	39,691	318,389	—	—	318,389
Notes	—	—	—	—	—	—	—	—
Other Chilean securities	—	—	—	—	—	—	—	—
Foreign financial securities
Central Banks and Government securities	—	—	—	—	—	—	—	—
Other foreign instruments	239,258	—	—	239,258	60,320	—	—	60,320
Totals	638,851	—	—	638,851	559,457	—	—	559,457

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-65

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

The Bank and subsidiaries use the following derivative financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation, are adjusted to reflect the CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment). The detail of these instruments is presented below:

	As of December 31, 2020		As of December 31, 2019
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	306,472	162,450	203,868	144,069
Derivatives held for trading	3,676,331	3,511,141	2,951,089	2,793,965
Totals	3,982,803	3,673,591	3,154,957	2,938,034

a.1) Financial derivative assets

	As of December 31, 2020
	Notional
		Between 3 months
	Up to 3 months	and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	7,882,839	2,358,854	417,178	472,208
Currency swaps	246,599	932,372	8,656,771	938,762
Interest rate swaps	3,828,930	6,424,682	26,020,406	2,570,553
Call currency options	13,402	15,483	—	195
Put currency options	7,797	10,514	—	1,085
Totals	11,979,567	9,741,905	35,094,355	3,982,803

	As of December 31, 2019
	Notional
		Between 3 months
	Up to 3 months	and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	8,174,950	3,931,647	1,234,741	454,300
Currency swaps	217,953	923,526	6,640,937	855,780
Interest rate swaps	4,125,562	7,225,228	31,308,891	1,840,855
Call currency options	34,713	49,753	748	3,805
Put currency options	5,067	15,940	—	217
Totals	12,558,245	12,146,094	39,185,317	3,154,957

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-66

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

a.2) Financial derivative liabilities

	As of December 31, 2020
	Notional
		Between 3 months
	Up to 3 months	and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	7,913,739	1,989,333	935,565	433,863
Currency swaps	335,192	953,275	7,480,516	775,122
Interest rate swaps	3,509,633	6,205,021	27,404,647	2,463,249
Call currency options	9,434	15,404	—	271
Put currency options	5,753	5,786	—	1,086
Totals	11,773,751	9,168,819	35,820,728	3,673,591

	As of December 31, 2019
	Notional
		Between 3 months
	Up to 3 months	and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	11,622,926	4,440,565	830,870	504,276
Currency swaps	182,481	831,635	6,249,881	769,072
Interest rate swaps	2,939,069	6,101,205	29,362,545	1,662,363
Call currency options	31,482	51,810	—	1,758
Put currency options	18,837	39,941	374	565
Totals	14,794,795	11,465,156	36,443,670	2,938,034

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-67

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

a.3) Portfolio detail

As of December 31, 2020 and 2019, the portfolio of financial derivative instruments held for hedge accounting and trading purposes is as follows:

	As of December 31, 2020
	Notional			Fair value
		Between 3
		months and
	Up to 3 months	1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	3,704,562	965,569	2,261,626	306,472	162,450
Fair value hedge
Currency forwards	—	—	—	—	—
Currency swaps	—	—	74,894	9,666	—
Interest rate swaps	—	201,193	1,960,759	203,913	61,705
Subtotals	—	201,193	2,035,653	213,579	61,705
Cash flow hedge
Currency forwards	1,657,848	716,842	178,107	3,919	33,112
Currency swaps	—	—	—	—	—
Interest rate swaps	4,000	29,233	47,866	2,094	238
Subtotals	1,661,848	746,075	225,973	6,013	33,350
Hedge of net investment in a foreign operation
Currency forwards	2,042,714	18,301	—	86,880	67,395
Subtotals	2,042,714	18,301	—	86,880	67,395

Derivatives held for trading	20,048,756	17,945,155	68,653,457	3,676,331	3,511,141
Currency forwards	12,096,016	3,613,044	1,174,636	381,409	333,356
Currency swaps	581,791	1,885,647	16,062,393	929,096	775,122
Interest rate swaps	7,334,563	12,399,277	51,416,428	2,364,546	2,401,306
Call currency options	22,836	30,887	—	195	271
Put currency options	13,550	16,300	—	1,085	1,086
Subtotals	20,048,756	17,945,155	68,653,457	3,676,331	3,511,141
Totals	23,753,318	18,910,724	70,915,083	3,982,803	3,673,591

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-68

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

	As of December 31, 2019
	Notional			Fair value
		Between 3
		months and
	Up to 3 months	1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	3,679,576	1,371,790	3,072,685	203,868	144,069
Fair value hedge
Currency forwards	—	—	—	—	—
Currency swaps	—	—	47,463	—	1,479
Interest rate swaps	—	29,342	1,952,968	152,011	50,247
Subtotals	—	29,342	2,000,431	152,011	51,726
Cash flow hedge
Currency forwards	1,426,697	849,243	556,633	4,174	17,798
Currency swaps	—	47,155	78,592	6,145	2,703
Interest rate swaps	32,408	—	437,029	2,722	5,820
Subtotals	1,459,105	896,398	1,072,254	13,041	26,321
Hedge of net investment in a foreign operation
Currency forwards	2,220,471	446,050	—	38,816	66,022
Subtotal	2,220,471	446,050	—	38,816	66,022

Derivatives held for trading	23,673,464	22,239,460	72,556,302	2,951,089	2,793,965
Currency forwards	16,150,708	7,076,919	1,508,978	411,310	420,456
Currency swaps	400,434	1,708,006	12,764,763	849,635	764,890
Interest rate swaps	7,032,223	13,297,091	58,281,439	1,686,122	1,606,296
Call currency options	66,195	101,563	748	3,805	1,758
Put currency options	23,904	55,881	374	217	565
Subtotals	23,673,464	22,239,460	72,556,302	2,951,089	2,793,965
Totals	27,353,040	23,611,250	75,628,987	3,154,957	2,938,034

b)	Hedge accounting

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-69

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

The following table presents the hedged items and the hedging instrument at fair value as of December 31, 2020 and 2019, detailed by maturity:

	As of December 31, 2020
	Notional
		Between 1	Between 3 and
	Up to 1 year	and 3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans and accounts receivable from customers
Mortgage loans (1)	162,429	242,180	16,753	241,691	663,053
Time deposits and other time liabilities
Time deposits	—	20,472	5,817	—	26,289
Financial instruments at FVTPL
Treasury bonds	9,950	187,635	20,540	37,527	255,652
Debt instruments issued
Senior bonds	29,070	70,000	428,077	688,967	1,216,114
Interbank borrowings
Interbank loans	—	75,994	—	—	75,994
Totals	201,449	596,281	471,187	968,185	2,237,102
Hedging instruments
Currency swaps	—	74,894	—	—	74,894
Interest rate swaps	201,193	521,387	471,187	968,185	2,161,952
Totals	201,193	596,281	471,187	968,185	2,236,846

(1)	Colombia: The information includes the effects on the hedge item generated by prepayments; therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

	As of December 31, 2019
	Notional
		Between 1	Between 3 and
	Up to 1 year	and 3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans and accounts receivable from customers
Commercial and mortgage loans	1,032	—	—	—	1,032
Mortgage loans (1)	—	342,159	80,629	263,067	685,855
Financial instruments at FVTPL
Treasury bonds	—	52,704	49,932	25,458	128,094
Debt instruments issued
Senior bonds	28,310	98,310	80,620	1,007,834	1,215,074
Totals	29,342	493,173	211,181	1,296,359	2,030,055
Hedging instruments
Currency swaps	—	47,463	—	—	47,463
Interest rate swaps	29,342	445,428	211,181	1,296,359	1,982,310
Totals	29,342	492,891	211,181	1,296,359	2,029,773

(1)	Colombia: The information includes the effects on the hedge item generated by prepayments; therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-70

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

Below is an estimate of the periods in which flows are expected to be produced:

Forecasted cash flows by interest rate risk:

	As of December 31, 2020
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows (*)	12,496	191,835	11,437	3,563	219,331
Outflows	(18,448)	(130,799)	(48,778)	(43,439)	(241,464)
Net Flows	(5,952)	61,036	(37,341)	(39,876)	(22,133)
Hedging instruments (**)
Outflows	18,448	130,799	48,778	43,439	241,464
Inflows	(12,240)	(191,835)	(11,437)	(3,563)	(219,075)
Net flows	6,208	(61,036)	37,341	39,876	22,389

(*)    Colombia: The information includes the effects on the hedge item generated by prepayments; therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

(**)  Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2019
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows (*)	9,890	66,797	13,343	4,570	94,600
Outflows	(45,795)	(36,038)	(129,595)	(54,460)	(265,888)
Net flows	(35,905)	30,759	(116,252)	(49,890)	(171,288)
Hedging instruments (**)
Outflows	(9,890)	(66,515)	(13,343)	(4,570)	(94,318)
Inflows	45,795	36,038	129,595	54,460	265,888
Net flows	35,905	(30,477)	116,252	49,890	171,570

(*)    Colombia: The information includes the effects on the hedge item generated by prepayments; therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

(**)  Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

b.2) Cash flow hedges:

Cash flow hedge is used by the Bank mainly to:

●	Reduce the volatility of cash flows in items in the Statement of Financial position that are indexed to inflation through the use of inflation forwards and combinations of swaps in pesos and indexed units.
●	Set the rate of a portion of the pool of short-term liabilities in pesos, thus reducing the risk of an important part of the Bank’s cost of funding, although still maintaining the liquidity risk of the pool. This is achieved by setting the cash flows of the hedged items equal to those of the derivative instruments, modifying uncertain cash flows for certain cash flows.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-71

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

●	It also sets the rate of funding sources at a floating rate, decreasing the risk that its funding costs increase.

The following table presents the nominal values of the hedged item as of December 31, 2020 and 2019:

	As of December 31, 2020
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts at amortized cost
Loans (inflation-indexed)	2,103,296	174,422	—	—	2,277,718
Commercial loans (interest rate)	23,000	20,000	—	—	43,000
Debt instruments issued
Senior bonds	—	27,866	—	—	27,866
Interbank borrowings
Interbank loans	240,831	3,685	—	—	244,516
Forecast transaction
Payment in USD	40,796	—	—	—	40,796
Totals	2,407,923	225,973	—	—	2,633,896
Hedging instruments
Currency forwards	2,374,690	178,107	—	—	2,552,797
Currency swaps	—	—	—	—	—
Interest rate swaps	33,233	47,866	—	—	81,099
Totals	2,407,923	225,973	—	—	2,633,896

	As of December 31, 2019
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts at amortized cost
Loans (inflation-indexed)	1,804,079	566,729	—	—	2,370,808
Commercial loans (interest rate)	5,000	43,000	—	—	48,000
Time deposits and other time liabilities
Time deposits	27,408	—	342,633	41,300	411,341
Interbank borrowings
Interbank loans	476,036	—	78,592	—	554,628
Forecast transaction
Payment in USD	42,979	—	—	—	42,979
Totals	2,355,502	609,729	421,225	41,300	3,427,756
Hedging instruments
Currency forwards	2,275,939	556,633	—	—	2,832,572
Currency swaps	47,155	—	78,592	—	125,747
Interest rate swaps	32,408	53,096	342,633	41,300	469,437
Totals	2,355,502	609,729	421,225	41,300	3,427,756

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-72

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

Below is an estimate of the periods in which flows are expected to occur.

	As of December 31, 2020
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	47,490	5,925	—	—	53,415
Outflows	(240,854)	(31,551)	—	—	(272,405)
Net Flows	(193,364)	(25,626)	—	—	(218,990)
Hedging instruments (*)
Outflows	240,854	31,551	—	—	272,405
Inflows	(47,490)	(5,925)	—	—	(53,415)
Net flows	193,364	25,626	—	—	218,990

	As of December 31, 2019
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	43,430	23,797	—	—	67,227
Outflows	(484,997)	(17,615)	(13,260)	(941)	(516,813)
Net Flows	(441,567)	6,182	(13,260)	(941)	(449,586)
Hedging instruments (*)
Outflows	(43,430)	(23,797)	—	—	(67,227)
Inflows	484,997	17,615	13,260	941	516,813
Net flows	441,567	(6,182)	13,260	941	449,586

(*)    Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31,
	2020		2019
	Effective	Ineffective	Effective	Ineffective
	portion	portion	portion	portion
	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Loans (inflation-indexed)	(527)	(37)	(3,698)	(516)
Commercial loans (interest rate)	1,654	140	1,135	289
Time deposits and other time liabilities
Time deposits	(1,090)	(1)	(4,275)	91
Debt instruments issued
Senior bonds	(34)	—	—	—
Interbank borrowings
Interbank loans	2,320	(7)	(3,019)	(8)
Forecast transaction
Payment in USD	882	—	3,065	—
Totals	3,205	95	(6,792)	(144)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-73

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

The effective portion generated by cash flow derivatives recorded in the Statement of Changes in Equity as of December 31, 2020 and 2019. The ineffective portion is recognized immediately in the Consolidated Statement of Income (Loss). This ineffectiveness is generated because both the hedged item and the hedged object do not mirror each other, which means that changes in value attributable to rate and reset components are not fully offset, but remain within the effectiveness range defined by the standard.

The income generated by cash flow hedge derivatives whose effect was transferred from Other Comprehensive Income (Loss) to Income for the year, is as follow:

	For the year ended December 31,
	2020	2019
	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Loans (inflation-indexed)	1,617	3,681
Commercial loans (interest rate)	505	(1,134)
Time deposits and other time liabilities
Time deposits (*)	(4,324)	4,088
Debt instruments issued
Senior bonds	—	—
Interbank borrowings
Interbank loans	—	—
Forecast Transaction
Payment in USD	—	—
Totals	(2,202)	6,635

(*)    Includes the effects of the discontinuing cash flow hedge strategy on time deposits.

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

Hedges of a net investment in a foreign operation, including hedges of monetary items that are accounted for as part of a net investment, are recorded to cash flow hedges, where:

●	The portion of the gain or loss from the hedge instrument that is determined to be an effective hedge is recognized in equity. As of December 31, 2020, this was a credit of MCh$48,171 (debit of MCh$10,756 net of deferred taxes as of December 31, 2019).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-74

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

●	The ineffective portion is recognized in profit or loss. No such amounts were recorded in 2020 and 2019.

		As of December 31,
	Notes	2020	2019
		MCh$	MCh$
Opening balances		(10,756)	21,657
Gains (losses) on hedge of net investment in foreign operation, before tax	24 b.	80,722	(46,786)
Income tax relating to hedges of net investment in foreign operations	24 b.	(21,795)	14,373
Ending balances		48,171	(10,756)

Each hedge is detailed in the table below:

Hedge of net investment

	As of December 31, 2020
					Statements of
					Changes in	Statement
	Notional				Equity	of Income
					Effective
		Between 1 and	Between 3 and		portion for the	Ineffective
	Up to 1 year	3 years	6 years	Over 6 years	year	portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Net investment in New York Branch	1,897,025	—	—	—	51,803	—
Net investment in Itaú Corpbanca Colombia	163,990	—	—	—	(8,231)	—
Total	2,061,015	—	—	—	43,572	—
Hedging instrument		—	—	—		—
Foreign currency forwards	2,061,015	—	—	—	43,572	—

	As of December 31, 2019
					Statements of
					Changes in	Statement
	Notional				Equity	of Income
					Effective
		Between 1 and	Between 3 and		portion for the	Ineffective
	Up to 1 year	3 years	6 years	Over 6 years	year	portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Net investment in New York Branch	2,360,798	—	—	—	(35,744)	—
Net investment in Itaú Corpbanca Colombia	305,723	—	—	—	(11,042)	—
Total	2,666,521	—	—	—	(46,786)	—
Hedging instrument
Foreign currency forwards	2,666,521	—	—	—	(46,786)	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-75

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 9 - Interbank Loans

a)	As of December 31, 2020 and 2019, the balances presented under the item "Interbank loans, net" are as follow:

	As of December 31,
	2020	2019
	MCh$	MCh$
Local banks
Loans to local banks	—	—
Allowances for loans losses	—	—
Subtotals	—	—
Foreign banks
Interbank cash loans	—	37,048
Loans to foreign banks	—	755
Non-transferable deposits with foreign banks	7,131	18,832
Allowances for loans losses	(10)	(239)
Subtotals	7,121	56,396
Chilean Central Bank
Deposits with the Chilean Central Bank not available	—	—
Subtotals	—	—
Totals	7,121	56,396

b)	Movements in provisions and impairment for local and foreign interbank loans during the year ended December 31, 2020 and 2019 are as follows:

	Foreign banks
	2020				2019
	Stage 1	Stage 2	Stage 2		Stage 1	Stage 2	Stage 2
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	(239)	—	—	(239)	(463)	—	—	(463)
Changes in the allowances
- Transfer to stage 1	—	—	—	—	—	—	—	—
- Transfer to stage 2	—	—	—	—	—	—	—	—
- Transfer to stage 3	—	—	—	—	—	—	—	—
- Increases due to change in credit risk	—	—	—	—	—	—	—	—
- Decreases due to change in credit risk	—	—	—	—	—	—	—	—
- Charge-offs	—	—	—	—	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—
New financial assets originated or purchased	(10)	—	—	(10)	(316)	—	—	(316)
Financial assets that have been derecognized	218	—	—	218	574	—	—	574
Changes in models/risk parameters	—	—	—	—	—	—	—	—
Foreign exchange and other movements	21	—	—	21	(34)	—	—	(34)
Ending balances as of December 31,	(10)	—	—	(10)	(239)	—	—	(239)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-76

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 10 - Loans and Accounts Receivable from Customers

a)	Loans and accounts receivable from customers

As of December 31, 2020, the loan portfolio is detailed as follows:

		Allowances for loan losses
		Individual	Group
As of December 31, 2020	Gross Assets	allowances	allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	12,172,207	(321,444)	(347,928)	(669,372)	11,502,835
Foreign trade loans	847,086	—	(21,641)	(21,641)	825,445
Checking account debtors	70,126	—	(8,080)	(8,080)	62,046
Factoring transactions	155,540	—	(4,053)	(4,053)	151,487
Student loans	594,688	—	(17,702)	(17,702)	576,986
Leasing transactions	940,989	—	(24,402)	(24,402)	916,587
Other commercial loans and receivables	28,163	—	(2,367)	(2,367)	25,796
Subtotals	14,808,799	(321,444)	(426,173)	(747,617)	14,061,182
Mortgage loans:
Loans with mortgage finance bonds	23,345	—	(232)	(232)	23,113
Endorsable mutual mortgage loans	90,456	—	(1,047)	(1,047)	89,409
Other mutual mortgage loans	4,820,863	—	(59,799)	(59,799)	4,761,064
Mortgage leasing transactions	307,574	—	(11,718)	(11,718)	295,856
Other mortgage loans and receivables	74,515	—	(669)	(669)	73,846
Subtotals	5,316,753	—	(73,465)	(73,465)	5,243,288
Consumer loans:
Installment consumer loans	1,866,015	—	(181,319)	(181,319)	1,684,696
Checking account debtors	124,009	—	(11,064)	(11,064)	112,945
Credit card balances	467,624	—	(24,770)	(24,770)	442,854
Consumer leasing transactions	1,467	—	(182)	(182)	1,285
Other consumer loans and receivables	33,314	—	(3,456)	(3,456)	29,858
Subtotals	2,492,429	—	(220,791)	(220,791)	2,271,638
Totals	22,617,981	(321,444)	(720,429)	(1,041,873)	21,576,108

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-77

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 10 - Loans and Accounts Receivable from Customers, continued

As of December 31, 2019, the loan portfolio is detailed as follows:

		Allowances for loan losses
		Individual	Group
As of December 31, 2019	Gross Assets	allowances	allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	12,288,810	(193,135)	(224,925)	(418,060)	11,870,750
Foreign trade loans	1,109,169	—	(74,488)	(74,488)	1,034,681
Checking account debtors	154,276	—	(10,508)	(10,508)	143,768
Factoring transactions	221,104	—	(3,694)	(3,694)	217,410
Student loans	654,721	—	(19,442)	(19,442)	635,279
Leasing transactions	1,005,209	—	(16,302)	(16,302)	988,907
Other commercial loans and receivables	27,255	—	(2,705)	(2,705)	24,550
Subtotals	15,460,544	(193,135)	(352,064)	(545,199)	14,915,345
Mortgage loans:
Loans with mortgage finance bonds	30,269	—	(378)	(378)	29,891
Endorsable mutual mortgage loans	103,850	—	(1,408)	(1,408)	102,442
Other mutual mortgage loans	4,384,547	—	(63,528)	(63,528)	4,321,019
Mortgage leasing transactions	336,587	—	(12,879)	(12,879)	323,708
Other mortgage loans and receivables	20,788	—	(308)	(308)	20,480
Subtotals	4,876,041	—	(78,501)	(78,501)	4,797,540
Consumer loans:
Installment consumer loans	2,005,038	—	(193,726)	(193,726)	1,811,312
Checking account debtors	206,738	—	(20,106)	(20,106)	186,632
Credit card balances	537,741	—	(37,998)	(37,998)	499,743
Consumer leasing transactions	3,113	—	(227)	(227)	2,886
Other consumer loans and receivables	45,599	—	(4,360)	(4,360)	41,239
Subtotals	2,798,229	—	(256,417)	(256,417)	2,541,812
Totals	23,134,814	(193,135)	(686,982)	(880,117)	22,254,697

Guarantees received by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2020 and 2019, the fair value of guarantees received corresponds to 145.15% and 135.51% of the assets guaranteed, respectively.

In the case of mortgage guarantees, as of December 31, 2020 and 2019, the fair value of the guarantees received corresponds to 96.88% and 89.87% of the outstanding receivable balance on loans, respectively.

The Bank finances its customers’ purchases of assets, including real estate and other personal property, through financial lease agreements that are presented within this item. As of December 31, 2020, the Bank recorded MCh$877,510 in finance leases for property (MCh$628,823 as of December 31, 2019) and MCh$372,827 in financial leases for real estate assets (MCh$716,401 as of December 31, 2019).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-78

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 10 - Loans and Accounts Receivable from Customers, continued

As of December 31, 2020, the Bank pledged as collateral to the Central Bank of Chile (BCCh) loans from the commercial portfolio in order to access the new Conditional Funding Facility (FCIC). The program includes access to 4-year funds at the BCCh overnight rate, with available funds size increasing as a function of additional loans pledged as collateral. The pledged loans have an outstanding principal balance of Ch$1,766,997 million. Additional disclosures on FCIC are included in Notes 19 and 23, letter e).

The following tables present the movements for the total loan portfolio disaggregated by individually and group assesed loans for the year ended December 31, 2020 and 2019:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Loan portfolio
Opening balances as of January 1, 2020	20,807	321,488	268,211	610,506	18,691,115	2,864,199	968,994	22,524,308	23,134,814
Changes in the allowances
- Transfer to stage 1	—	—	—	—	627,546	(601,963)	(25,583)	—	—
- Transfer to stage 2	(7,573)	7,573	—	—	(1,791,800)	1,876,532	(84,732)	—	—
- Transfer to stage 3	(5,410)	(84,512)	89,922	—	(69,979)	(153,174)	223,153	—	—
- Charge-offs	—	—	(198)	(198)	(15,705)	(38,228)	(261,634)	(315,567)	(315,765)
- Changes due to modifications that did not result in derecognition	—	(1,810)	(1,279)	(3,089)	(235,650)	(25,330)	(1,908)	(262,888)	(265,977)
New financial assets originated or purchased	32,170	80,355	122,624	235,149	6,798,612	1,474,294	408,576	8,681,482	8,916,631
Financial assets that have been derecognized	(13,399)	(73,546)	(104,964)	(191,909)	(7,224,940)	(837,836)	(195,902)	(8,258,678)	(8,450,587)
Net transfer (from) group to individually assessed	49,231	170,722	152,019	371,972	(49,231)	(170,722)	(152,019)	(371,972)	—
Foreign exchange and other movements	25,096	79,267	(37,840)	66,523	(402,950)	(110,636)	45,928	(467,658)	(401,135)
Ending balances as of December 31, 2020	100,922	499,537	488,495	1,088,954	16,327,018	4,277,136	924,873	21,529,027	22,617,981

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Loan portfolio
Opening balances as of January 1, 2019	—	367,611	140,943	508,554	17,697,774	2,532,128	744,034	20,973,936	21,482,490
Changes in the allowances								—	—
- Transfer to stage 1	—	—	—	—	392,454	(371,983)	(20,471)	—	—
- Transfer to stage 2	—	—	—	—	(749,463)	816,577	(67,114)	—	—
- Transfer to stage 3	—	(116,202)	116,202	—	(113,903)	(192,565)	306,468	—	—
- Charge-offs	—	—	(21,841)	(21,841)	(13,979)	(22,862)	(114,590)	(151,431)	(173,272)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	55,367	32,129	87,496	6,487,407	583,765	184,664	7,255,836	7,343,332
Financial assets that have been derecognized	—	(46,681)	(11,754)	(58,435)	(5,024,522)	(771,046)	(201,451)	(5,997,019)	(6,055,454)
Net transfer (from) group to individually assessed	20,807	25,659	—	46,466	(20,807)	(25,659)	—	(46,466)	—
Foreign exchange and other movements	—	35,734	12,532	48,266	36,154	315,844	137,454	489,452	537,718
Ending balances as of December 31, 2019	20,807	321,488	268,211	610,506	18,691,115	2,864,199	968,994	22,524,308	23,134,814

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-79

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 10 - Loans and Accounts Receivable from Customers, continued

The following table presents the movements for the Commercial loans portfolio disaggregated by individually and group assessed loans for the year ended December 31, 2020:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals

Opening balances as of January 1, 2020	20,807	321,488	268,211	610,506	12,445,411	1,725,817	678,810	14,850,038	15,460,544
Changes in the allowances
- Transfer to stage 1	—	—	—	—	196,395	(188,266)	(8,129)	—	—
- Transfer to stage 2	(7,573)	7,573	—	—	(829,499)	848,497	(18,998)	—	—
- Transfer to stage 3	(5,410)	(84,512)	89,922	—	(37,142)	(95,739)	132,881	—	—
- Charge-offs	—	—	(198)	(198)	(443)	(2,370)	(165,651)	(168,464)	(168,662)
- Changes due to modifications that did not result in derecognition	—	(1,810)	(1,279)	(3,089)	(156,731)	(11,529)	(2,906)	(171,166)	(174,255)
New financial assets originated or purchased	32,170	80,355	122,624	235,149	5,000,040	1,070,353	357,615	6,428,008	6,663,157
Financial assets that have been derecognized	(13,399)	(73,546)	(104,964)	(191,909)	(5,865,418)	(508,072)	(143,255)	(6,516,745)	(6,708,654)
Net transfer (from) group to individually assessed	49,231	170,722	152,019	371,972	(49,231)	(170,722)	(152,019)	(371,972)	—
Foreign exchange and other movements	25,096	79,267	(37,840)	66,523	(275,404)	(103,453)	49,003	(329,854)	(263,331)
Ending balances as of December 31, 2020	100,922	499,537	488,495	1,088,954	10,427,978	2,564,516	727,351	13,719,845	14,808,799

The following table presents the movements for the Commercial loans portfolio disaggregated by individually and group assessed loans for the year ended December 31, 2019:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals

Opening balances as of January 1, 2019	—	367,611	140,943	508,554	11,935,270	1,428,951	494,125	13,858,346	14,366,900
Changes in the allowances
- Transfer to stage 1	—	—	—	—	158,836	(145,228)	(13,608)	—	—
- Transfer to stage 2	—	—	—	—	(430,358)	454,203	(23,845)	—	—
- Transfer to stage 3	—	(116,202)	116,202	—	(85,689)	(113,481)	199,170	—	—
- Charge-offs	—	—	(21,841)	(21,841)	(654)	(1,314)	(74,877)	(76,845)	(98,686)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	55,367	32,129	87,496	4,901,848	341,720	115,347	5,358,915	5,446,411
Financial assets that have been derecognized	—	(46,681)	(11,754)	(58,435)	(4,049,247)	(506,777)	(149,445)	(4,705,469)	(4,763,904)
Net transfer (from) group to individually assessed	20,807	25,659	—	46,466	(20,807)	(25,659)	—	(46,466)	—
Foreign exchange and other movements	—	35,734	12,532	48,266	36,212	293,402	131,943	461,557	509,823
Ending balances as of December 31, 2019	20,807	321,488	268,211	610,506	12,445,411	1,725,817	678,810	14,850,038	15,460,544

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-80

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 10 - Loans and Accounts Receivable from Customers, continued

The following table presents the movements of the Mortgage loans portfolio for the year ended December 31, 2020:

	Group assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2020	4,043,765	656,010	176,266	4,876,041
Changes in the allowances
- Transfer to stage 1	265,412	(259,632)	(5,780)	—
- Transfer to stage 2	(613,181)	669,912	(56,731)	—
- Transfer to stage 3	(7,706)	(36,114)	43,820	—
- Charge-offs	—	(63)	(12,428)	(12,491)
- Changes due to modifications that did not result in derecognition	(27,511)	(6,693)	612	(33,592)
New financial assets originated or purchased	971,616	76,558	2,117	1,050,291
Financial assets that have been derecognized	(411,059)	(71,328)	(22,524)	(504,911)
Foreign exchange and other movements	(54,821)	(2,729)	(1,035)	(58,585)
Ending balances as of December 31, 2020	4,166,515	1,025,921	124,317	5,316,753

The following table presents the movements of the Mortgage loans portfolio for the year ended December 31, 2019:

	Group assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2019	3,626,811	659,119	159,897	4,445,827
Changes in the allowances
- Transfer to stage 1	112,611	(112,195)	(416)	—
- Transfer to stage 2	(174,723)	210,287	(35,564)	—
- Transfer to stage 3	(12,815)	(64,770)	77,585	—
- Charge-offs	(36)	(115)	(12,230)	(12,381)
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	763,342	17,230	2,298	782,870
Financial assets that have been derecognized	(330,014)	(62,240)	(20,063)	(412,317)
Foreign exchange and other movements	58,589	8,694	4,759	72,042
Ending balances as of December 31, 2019	4,043,765	656,010	176,266	4,876,041

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-81

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 10 - Loans and Accounts Receivable from Customers, continued

The following table presents the movements of the Consumer loans portfolio for the year ended December 31, 2020:

	Group assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2020	2,201,939	482,372	113,918	2,798,229
Changes in the allowances
- Transfer to stage 1	165,739	(154,065)	(11,674)	—
- Transfer to stage 2	(349,120)	358,123	(9,003)	—
- Transfer to stage 3	(25,131)	(21,321)	46,452	—
- Charge-offs	(15,262)	(35,795)	(83,555)	(134,612)
- Changes due to modifications that did not result in derecognition	(51,408)	(7,108)	386	(58,130)
New financial assets originated or purchased	826,956	327,383	48,844	1,203,183
Financial assets that have been derecognized	(948,463)	(258,436)	(30,123)	(1,237,022)
Foreign exchange and other movements	(72,725)	(4,454)	(2,040)	(79,219)
Ending balances as of December 31, 2020	1,732,525	686,699	73,205	2,492,429

The following table presents the movements of the Consumer loans portfolio for the year ended December 31, 2019:

	Group assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2019	2,135,693	444,058	90,012	2,669,763
Changes in the allowances
- Transfer to stage 1	121,007	(114,560)	(6,447)	—
- Transfer to stage 2	(144,382)	152,087	(7,705)	—
- Transfer to stage 3	(15,399)	(14,314)	29,713	—
- Charge-offs	(13,289)	(21,433)	(27,483)	(62,205)
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	822,217	224,815	67,019	1,114,051
Financial assets that have been derecognized	(645,261)	(202,029)	(31,943)	(879,233)
Foreign exchange and other movements	(58,647)	13,748	752	(44,147)
Ending balances as of December 31, 2019	2,201,939	482,372	113,918	2,798,229

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-82

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 10 - Loans and Accounts Receivable from Customers, continued

b)	Portfolio characteristics

The following table details the Bank's loan portfolio (before allowances) as of December 31, 2020 and 2019, by the customer's industry sector:

	As of December 31, 2020
	Local loans	Foreign loans	Totals	Distribution percentage
	MCh$	MCh$	MCh$	%
Commercial loans
Manufacturing	973,913	87,253	1,061,166	4.69%
Mining	336,354	198,635	534,989	2.37%
Electricity, gas and water	694,970	404,875	1,099,845	4.86%
Agriculture and livestock	328,563	166,191	494,754	2.19%
Forestry and wood extraction	51,348	4,674	56,022	0.25%
Fishing	31,461	4,273	35,734	0.16%
Transport	498,450	88,563	587,013	2.60%
Communications	52,911	3,254	56,165	0.25%
Construction	1,536,686	300,997	1,837,683	8.12%
Commerce	1,618,660	592,492	2,211,152	9.78%
Services	2,761,121	839,930	3,601,051	15.92%
Others	2,207,936	1,025,289	3,233,225	14.29%
Subtotals	11,092,373	3,716,426	14,808,799	65.48%
Mortgage loans	4,684,980	631,773	5,316,753	23.51%
Consumer loans	1,706,234	786,195	2,492,429	11.02%
Totals	17,483,587	5,134,394	22,617,981	100%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-83

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 10 - Loans and Accounts Receivable from Customers, continued

	As of December 31, 2019
	Local loans	Foreign loans	Totals	Distribution percentage
	MCh$	MCh$	MCh$	%
Commercial loans
Manufacturing	988,739	111,000	1,099,739	4.75%
Mining	292,263	259,352	551,615	2.38%
Electricity, gas and water	685,749	439,792	1,125,541	4.87%
Agriculture and livestock	309,648	174,295	483,943	2.09%
Forestry and wood extraction	48,192	5,136	53,328	0.23%
Fishing	42,397	4,505	46,902	0.20%
Transport	478,737	80,534	559,271	2.42%
Communications	25,209	9,717	34,926	0.15%
Construction	1,757,874	348,955	2,106,829	9.11%
Commerce	1,439,969	689,210	2,129,179	9.20%
Services	2,864,307	1,080,264	3,944,571	17.05%
Others	2,275,275	1,049,425	3,324,700	14.37%
Subtotals	11,208,359	4,252,185	15,460,544	66.82%
Mortgage loans	4,211,094	664,947	4,876,041	21.08%
Consumer loans	1,923,745	874,484	2,798,229	12.10%
Totals	17,343,198	5,791,616	23,134,814	100%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-84

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 10 - Loans and Accounts Receivable from Customers, continued

c)	Allowances for loans losses

Movements in allowances for loan losses during the years ended December 31, 2020 and 2019, are as follows:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2020	—	(42,000)	(151,135)	(193,135)	(145,415)	(260,297)	(281,270)	(686,982)	(880,117)
Changes in the allowances	—
- Net transfer to stage 1	—	—	—	—	(49,315)	39,672	9,643	—	—
- Net transfer to stage 2	82	(82)	—	—	19,402	(36,007)	16,605	—	—
- Net transfer to stage 3	63	9,055	(9,118)	—	2,280	28,404	(30,684)	—	—
- Increases due to change in credit risk	—	(8,381)	(43,940)	(52,321)	(28,719)	(64,496)	(138,605)	(231,820)	(284,141)
- Decreases due to change in credit risk	—	4,761	2,088	6,849	59,996	37,255	8,515	105,766	112,615
- Charge-offs	—	—	198	198	1,390	14,707	158,261	174,358	174,556
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	789	789	789
New financial assets originated or purchased	(46)	(12,567)	(104,044)	(116,657)	(80,071)	(118,827)	(99,210)	(298,108)	(414,765)
Financial assets that have been derecognized	500	4,873	61,022	66,395	50,438	68,536	59,044	178,018	244,413
Net transfer (from) to group and individually assessed	—	3,009	(46,698)	(43,689)	—	(3,009)	46,698	43,689	—
Foreign exchange and other movements	(645)	(24,948)	36,509	10,916	4,553	13,652	(24,344)	(6,139)	4,777
Ending balances as of December 31, 2020	(46)	(66,280)	(255,118)	(321,444)	(165,461)	(280,410)	(274,558)	(720,429)	(1,041,873)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-85

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 10 - Loans and Accounts Receivable from Customers, continued

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2019	—	(46,153)	(87,457)	(133,610)	(138,492)	(232,447)	(263,571)	(634,510)	(768,120)
Changes in the allowances
- Net transfer to stage 1	—	—	—	—	(29,418)	23,245	6,173	—	—
- Net transfer to stage 2	—	—	—	—	14,077	(28,023)	13,946	—	—
- Net transfer to stage 3	—	22,642	(22,642)	—	5,171	29,876	(35,047)	—	—
- Increases due to change in credit risk	—	(1,216)	(62,685)	(63,901)	(19,691)	(80,613)	(105,143)	(205,447)	(269,348)
- Decreases due to change in credit risk	—	7,758	1,096	8,854	51,409	39,540	11,452	102,401	111,255
- Charge-offs	—	—	13,891	13,891	983	7,631	144,859	153,473	167,364
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	(12,496)	(7,376)	(19,872)	(73,009)	(91,324)	(98,595)	(262,928)	(282,800)
Financial assets that have been derecognized	—	1,824	3,152	4,976	49,158	62,668	82,517	194,343	199,319
Net transfer (from) to group and individually assessed	—	(933)	—	(933)	—	933	—	933	—
Foreign exchange and other movements	—	(13,426)	10,886	(2,540)	(5,603)	8,217	(37,861)	(35,247)	(37,787)
Ending balances as of December 31, 2019	—	(42,000)	(151,135)	(193,135)	(145,415)	(260,297)	(281,270)	(686,982)	(880,117)

The following analysis details the movement on allowances by type of portfolio (commercial, mortgage and consumer) is as follow:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
Commercial	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2020	—	(42,000)	(151,135)	(193,135)	(73,036)	(109,671)	(169,357)	(352,064)	(545,199)
Changes in the allowances									-
- Net transfer to stage 1	—	—	—	—	(10,902)	9,080	1,822	—	—
- Net transfer to stage 2	82	(82)	—	—	6,731	(10,831)	4,100	—	—
- Net transfer to stage 3	63	9,055	(9,118)	—	797	15,934	(16,731)	—	—
- Increases due to change in credit risk	—	(8,381)	(43,940)	(52,321)	(18,554)	(33,761)	(102,904)	(155,219)	(207,540)
- Decreases due to change in credit risk	—	4,761	2,088	6,849	18,779	12,941	4,913	36,633	43,482
- Charge-offs	—	—	198	198	72	305	86,507	86,884	87,082
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	(869)	(869)	(869)
New financial assets originated or purchased	(46)	(12,567)	(104,044)	(116,657)	(43,530)	(57,865)	(73,813)	(175,208)	(291,865)
Financial assets that have been derecognized	500	4,873	61,022	66,395	30,039	27,096	38,989	96,124	162,519
Net transfer (from) to group and individually assessed	—	3,009	(46,698)	(43,689)	—	(3,009)	46,698	43,689	—
Foreign exchange and other movements	(645)	(24,948)	36,509	10,916	1,524	23,238	(30,905)	(6,143)	4,773
Ending balances as of December 31, 2020	(46)	(66,280)	(255,118)	(321,444)	(88,080)	(126,543)	(211,550)	(426,173)	(747,617)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-86

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 10 - Loans and Accounts Receivable from Customers, continued

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
Commercial	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2019	—	(46,153)	(87,457)	(133,610)	(61,971)	(109,805)	(179,321)	(351,097)	(484,707)
Changes in the allowances	—
- Net transfer to stage 1	—	—	—	—	(9,243)	7,555	1,688	—	—
- Net transfer to stage 2	—	—	—	—	6,626	(10,260)	3,634	—	—
- Net transfer to stage 3	—	22,642	(22,642)	—	1,927	11,340	(13,267)	—	—
- Increases due to change in credit risk	—	(1,216)	(62,685)	(63,901)	(13,071)	(32,280)	(46,212)	(91,563)	(155,464)
- Decreases due to change in credit risk	—	7,758	1,096	8,854	18,572	19,449	8,373	46,394	55,248
- Charge-offs	—	—	13,891	13,891	28	179	68,119	68,326	82,217
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	(12,496)	(7,376)	(19,872)	(36,672)	(35,008)	(45,007)	(116,687)	(136,559)
Financial assets that have been derecognized	—	1,824	3,152	4,976	23,152	28,514	58,013	109,679	114,655
Net transfer (from) to group and individually assessed	—	(933)	—	(933)	—	933	—	933	—
Foreign exchange and other movements	—	(13,426)	10,886	(2,540)	(2,384)	9,712	(25,377)	(18,049)	(20,589)
Ending balances as of December 31, 2019	—	(42,000)	(151,135)	(193,135)	(73,036)	(109,671)	(169,357)	(352,064)	(545,199)

	Group assessed
	Stage 1	Stage 2	Stage 3
Mortgage	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2020	(5,680)	(49,072)	(23,749)	(78,501)	(78,501)
Changes in the allowances	-	-
- Transfer to stage 1	(8,391)	7,706	685	—	—
- Transfer to stage 2	1,243	(8,157)	6,914	—	—
- Transfer to stage 3	29	3,576	(3,605)	—	—
- Increases due to change in credit risk	(3,313)	(8,190)	(3,238)	(14,741)	(14,741)
- Decreases due to change in credit risk	6,499	4,572	2,870	13,941	13,941
- Charge-offs	—	9	2,700	2,709	2,709
- Changes due to modifications that did not result in derecognition	—	—	1,344	1,344	1,344
New financial assets originated or purchased	(2,010)	(1,626)	5,948	2,312	2,312
Financial assets that have been derecognized	557	2,561	2,198	5,316	5,316
Changes in models/risk parameters	—	—	—	—	—
Foreign exchange and other movements	334	107	(6,286)	(5,845)	(5,845)
Ending balances as of December 31, 2020	(10,732)	(48,514)	(14,219)	(73,465)	(73,465)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-87

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 10 - Loans and Accounts Receivable from Customers, continued

	Group assessed
	Stage 1	Stage 2	Stage 3
Mortgage	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2019	(5,756)	(37,800)	(22,561)	(66,117)	(66,117)
Changes in the allowances	-	-
- Transfer to stage 1	(3,316)	2,901	415	—	—
- Transfer to stage 2	484	(5,430)	4,946	—	—
- Transfer to stage 3	244	7,413	(7,657)	—	—
- Increases due to change in credit risk	(530)	(25,837)	(5,502)	(31,869)	(31,869)
- Decreases due to change in credit risk	4,200	8,916	2,564	15,680	15,680
- Charge-offs	—	16	2,624	2,640	2,640
- Changes due to modifications that did not result in derecognition	—	—	—	—	—
New financial assets originated or purchased	(1,347)	(1,622)	(512)	(3,481)	(3,481)
Financial assets that have been derecognized	605	2,553	2,343	5,501	5,501
Changes in models/risk parameters	—	—	—	—	—
Foreign exchange and other movements	(264)	(182)	(409)	(855)	(855)
Ending balances as of December 31, 2019	(5,680)	(49,072)	(23,749)	(78,501)	(78,501)

	Group assessed
	Stage 1	Stage 2	Stage 3
Consumer	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2020	(66,692)	(113,507)	(76,218)	(256,417)	(256,417)
Changes in the allowances	—	—
- Transfer to stage 1	(30,022)	22,886	7,136	—	—
- Transfer to stage 2	11,428	(17,019)	5,591	—	—
- Transfer to stage 3	1,454	8,894	(10,348)	—	—
- Increases due to change in credit risk	(6,852)	(22,545)	(32,463)	(61,860)	(61,860)
- Decreases due to change in credit risk	34,718	19,742	732	55,192	55,192
- Charge-offs	1,318	14,393	69,054	84,765	84,765
- Changes due to modifications that did not result in derecognition	—	—	314	314	314
New financial assets originated or purchased	(34,531)	(59,336)	(31,345)	(125,212)	(125,212)
Financial assets that have been derecognized	19,842	38,879	17,857	76,578	76,578
Changes in models/risk parameters	—	—	—	—	—
Foreign exchange and other movements	2,688	2,260	901	5,849	5,849
Ending balances as of December 31, 2020	(66,649)	(105,353)	(48,789)	(220,791)	(220,791)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-88

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 10 - Loans and Accounts Receivable from Customers, continued

	Group assessed
	Stage 1	Stage 2	Stage 3
Consumer	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2019	(70,765)	(84,842)	(61,689)	(217,296)	(217,296)
Changes in the allowances	-	-
- Transfer to stage 1	(16,859)	12,789	4,070	—	—
- Transfer to stage 2	6,968	(12,334)	5,366	—	—
- Transfer to stage 3	3,000	11,123	(14,123)	—	—
- Increases due to change in credit risk	(6,090)	(34,493)	(53,429)	(94,012)	(94,012)
- Decreases due to change in credit risk	28,637	11,175	515	40,327	40,327
- Charge-offs	955	7,436	74,116	82,507	82,507
- Changes due to modifications that did not result in derecognition	—	—	—	—	—
New financial assets originated or purchased	(34,990)	(54,694)	(53,076)	(142,760)	(142,760)
Financial assets that have been derecognized	25,401	31,601	22,161	79,163	79,163
Changes in models/risk parameters	—	—	—	—	—
Foreign exchange and other movements	(2,949)	(1,268)	(129)	(4,346)	(4,346)
Ending balances as of December 31, 2019	(66,692)	(113,507)	(76,218)	(256,417)	(256,417)

d)	Portfolio sales

As of December 31, 2019, the Bank sold part of its current and written-off loan portfolios, recognizing a profit of Ch$6,004 million. During the year ended December 31, 2020, no sales of this type were performed. See detail in section d.1).

Additionally, as of December 31, 2020, the Bank sold part of its Government guaranteed students loan portfolio (Law No. 20,027) which generated a profit, net of provisions for loan losses, of Ch$6,476 million (Ch$8,584 million in 2019). The provisions for loan losses of the sold portfolio amount to Ch$2,123 million. See details in section d.2).

These results are included in the caption “Net income from financial operations” in the Consolidated Income Statement for that year (see Note 27).

d.1) Current and charged-off portfolios sales

As of December 31, 2019, the Bank and its subsidiaries derecognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities as set forth in Note 1, letter k), section iv) of these Consolidated Financial Statements.

	For the year ended December 31, 2020					For the year ended December 31, 2019
				Adjustment	Net effect on				Adjustment	Net effect on
Portfolio	Loan Value	Allowances	Sale price	to EIR	income	Loan Value	Allowances	Sale price	to EIR	income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current	—	—	—	—	—	14,231	(14,113)	4,130	(207)	3,805
Charged-off	—	—	—	—	—	—	—	2,199	—	2,199
Totals	—	—	—	—	—	14,231	(14,113)	6,329	(207)	6,004

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-89

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 10 - Loans and Accounts Receivable from Customers, continued

d.2) CAE portfolio sale

For the year ended on December 31, 2020, gains recognized from sales of the portfolio amount to MCh$6,476 (MCh$8,584 for the year ended December 31, 2019). These amounts are presented in the Consolidated Statement of Income (Loss) under the line item “Net income from financial operations”. The portion to be deferred amounts to MCh$6,717 as of December 31, 2020 (MCh$9,079 as of December 31, 2019) and is recognized as interest income throughout the term of each loan by applying the effective interest rate method, according to IFRS 9.

	For the year ended December 31, 2020					For the year ended December 31, 2019
				Adjustment	Net effect on				Adjustment	Net effect on
Portfolio	Loan Value	Allowances	Sale price	to EIR	income	Loan Value	Allowances	Sale price	to EIR	income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
CAE	81,697	2,123	92,767	6,717	6,476	103,201	(849)	120,015	9,079	8,584

e)	Lease

As of December 31, 2020 and 2019, the Bank’s scheduled cash flows to be received from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable
	As of December 31,		As of December 31,		As of December 31,
	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Up to one month	30,141	13,793	144	7	29,997	13,786
More than 1 month to 3 months	3,400	4,033	86	54	3,314	3,979
More than 3 months up to 1 year	38,446	39,184	1,525	1,839	36,921	37,345
More than 1 year up to 3 years	189,921	263,280	11,253	23,286	178,668	239,994
More than 3 years up to 6 years	338,156	413,066	42,164	71,543	295,992	341,523
More than 6 years	1,121,390	1,172,198	416,252	463,916	705,138	708,282
Totals	1,721,454	1,905,554	471,424	560,645	1,250,030	1,344,909

	As of December 31,
Leasing transactions	2020	2019
	MCh$	MCh$
Commercial	940,989	1,005,209
Mortgage	307,574	336,587
Consumer	1,467	3,113
Totals	1,250,030	1,344,909

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-90

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 11 – Investment instruments

a)	Investment instruments at fair value through other comprehensive income and at amortized cost

As of December 31, 2020 and 2019, the detail of financial instruments measured at FVOCI and at amortized cost is as follows:

	As of December 31, 2020			As of December 31, 2019
	At FVOCI	At amortized cost	Totals	At FVOCI	At amortized cost	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments	3,960,104	111,542	4,071,646	3,588,214	115,658	3,703,872
Equity instruments	10,795	—	10,795	10,676	—	10,676
Totals	3,970,899	111,542	4,082,441	3,598,890	115,658	3,714,548

b)	Debt instruments at fair value through other comprehensive income and at amortized cost

As of December 31, 2020 and 2019, the detail of financial instruments measured at FVOCI and at amortized cost is as follows:

	As of December 31, 2020			As of December 31, 2019
	At FVOCI	At amortized cost	Totals	At FVOCI	At amortized cost	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	1,170,841	—	1,170,841	477,900	—	477,900
Chilean Treasury bonds	1,783,765	—	1,783,765	1,609,397	—	1,609,397
Other goverment securities	101,573	—	101,573	86,981	—	86,981
Other local institutions financial instruments
Time deposits in local banks	14,856	—	14,856	412,962	—	412,962
Mortgage finance bonds	30	—	30	41	—	41
Chilean financial institutions bonds	277,163	—	277,163	118,583	—	118,583
Other local financial investments	—	—	—	—	—	—
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	217,185	—	217,185	165,927	—	165,927
Other foreign financial instruments	394,691	111,542	506,233	716,423	115,658	832,081
Investments not quoted in active markets			—			—
Corporate bonds	—	—	—	—	—	—
Totals	3,960,104	111,542	4,071,646	3,588,214	115,658	3,703,872

As of December 31, 2020 this total includes MCh$1,205,711, included in Note 5 “Cash and cash equivalents,” which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

As of December 31, 2020, the portfolio at FVTOCI includes an unrealized gain of MCh$42,407, presented in Equity as valuation accounts, distributed among a gain of MCh$34,814 attributable to equity holders and a gain of MCh$7,593 attributable to non-controlling interest.

As of December 31, 2020, the portfolio of financial instruments at FVTOCI includes financial instruments for an amount of Ch$319,213 million pledged as collateral to the Central Bank of Chile (BCCh) in order to access the new Conditional Funding Facility (FCIC). This program was implemented by the BCCh as a measure to support liquidity and credit access as a response to the financial needs generated by the Covid-19 pandemic. Further disclosures on FCIC are included in Note 19 and Note 23.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-91

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 11 – Investment instruments, continued

c)	Impairment of debt instruments at fair value through other comprehensive income and at amortized cost

As of December 31, 2020 and 2019 the portfolios of debt securities classified as investment instruments at fair value through other comprehensive income includes impairment movements as summarized below:

	Financial instruments at FVOCI
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2020	(2,310)	—	—	(2,310)
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	(210)	—	—	(210)
- Decreases due to change in credit risk	1,127	—	—	1,127
- Charge-Offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	(40)	—	—	(40)
Financial assets that have been derecognized	522	—	—	522
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Ending balances as of December 31, 2020	(911)	—	—	(911)

Financial instruments at FVOCI
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2019	(134)	—	—	(134)
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	—	—	—	—
- Decreases due to change in credit risk	—	—	—	—
- Charge-Offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	(2,195)	—	—	(2,195)
Financial assets that have been derecognized	19	—	—	19
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Ending balances as of December 31, 2019	(2,310)	—	—	(2,310)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-92

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 11 – Investment instruments, continued

As of December 31, 2020 and 2019 the portfolios of investment instruments at amortized cost includes impairment movements as summarized below:

Financial instruments at Amortized cost
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2020	(24)	—	—	(24)
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	—	—	—	—
- Decreases due to change in credit risk	—	—	—	—
- Charge-offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	(86)	—	—	(86)
Financial assets that have been derecognized	9	—	—	9
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Ending balances as of December 31, 2020	(101)	—	—	(101)

Financial instruments at Amortized cost
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2019	(13)	—	—	(13)
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	—	—	—	—
- Decreases due to change in credit risk	—	—	—	—
- Charge-offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	(24)	—	—	(24)
Financial assets that have been derecognized	13	—	—	13
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Ending balances as of December 31, 2019	(24)	—	—	(24)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-93

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 11 – Investment instruments, continued

d)	Unrealized gains and losses of the portfolio at FVTOCI

Unrealized gains and losses of the FVTOCI portfolio as of December 31, 2020 and 2019 are detailed as follows:

	As of December 31, 2020				As of December 31, 2019
	Acquisition	Unrealized		Fair	Acquisition	Unrealized		Fair
	cost	Gain	Losses	value	cost	Gain	Losses	value

Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	1,171,350	29	(538)	1,170,841	477,127	2,023	(1,250)	477,900
Chilean Treasury bonds	1,781,626	8,989	(6,850)	1,783,765	1,593,550	19,865	(4,018)	1,609,397
Other government securities	96,924	4,409	240	101,573	86,454	626	(99)	86,981
Other local institutions financial instruments
Time deposits in local banks	14,622	252	(18)	14,856	412,936	85	(59)	412,962
Mortgage finance bonds	29	1	—	30	40	1	—	41
Chilean financial institutions bonds	273,028	4,135	—	277,163	117,641	1,008	(66)	118,583
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	193,389	23,848	(52)	217,185	160,481	5,520	(74)	165,927
Other foreign financial instruments	391,058	3,724	(91)	394,691	697,663	18,965	(205)	716,423
Investments not quoted in active markets
Corporate bonds	—	—	—	—	—	—	—	—
Equity instruments
Unlisted securities	6,466	4,329	—	10,795	6,965	3,711	—	10,676
Totals	3,928,492	49,716	(7,309)	3,970,899	3,552,857	51,804	(5,771)	3,598,890

e)	Equity instruments at fair value through other comprehensive income

As of December 31, 2020 and 2019 the portfolio of equity investment instruments at fair value through comprehensive income are detail as follows:

	2020	2019
Unlisted securities	MCh$	MCh$
Domestic entities
Stock Exchanges	4,616	4,990

Foreign entities
A.C.H Colombia	1,173	989
Redeban Multicolor S.A.	717	634
Cámara de Compensación Divisas de Colombia S.A.	309	270
Cámara de Riesgo Central de Contraparte S.A. (*)	—	160
Bolsa de Valores de Colombia	969	781
Credibanco	2,990	2,831
Others	21	21
Totals	10,795	10,676

(*)     In August 2020, the Cámara de Riesgo Central de Contraparte S.A. participation was sold, corresponding to 2.43% of the total equity, generating a profit of Ch$449 million recorded in income from investments in companies.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-94

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 11 – Investment instruments, continued

Amounts recognized in profit and loss and other comprehensive income

For the years ended December 31, 2020 and 2019, the following gains and losses were recognized in profit or loss and other comprehensive income:

	2020	2019
	MCh$	MCh$
Dividends from equity investments held at FVOCI recognized in profit or loss	979	904
Related to investments derecognized during the period	56,838	35,489
Related to investments held at the end of the reporting period	—	—
Totals	57,817	36,393

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-95

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 12 – Investments in Associates

In 2019, the Bank gained significant influence over Nexus S.A. and Transbank S.A. Management concluded that, by the election of one of the Board members for each one on these entities, in addition to other factors, such as material transactions between the Bank and these entities, exchange of essential technical information with its investees and other factors, the Bank has the power to participate in the financial and operating policy decisions of these investees, but does not control them. Consequently, the equity method has been applied.

a)	As of December 31, 2020 and 2019, investments in associates are as follows:

		Investment			Investment
	Entity's share	Investment amount	Income	Entity's share	Investment amount	Income
	as of December 31,	as of December 31,	as of December 31,	as of December 31,	as of December 31,	as of December 31,
Entity	2020	2020	2020	2019	2019	2019
	%	MM$	MM$	%	MM$	MM$
Nexus S.A (**)	14.8148%	1,278	(1,341)	12.9000%	2,281	(133)
Transbank S.A (*)	8.7188%	5,871	(1,453)	8.7188%	7,324	665
Totals	23.63	7,149	(2,794)		9,605	532

(*)    In 2019, these investments were previously classified as “Financial instruments at fair value through profit or loss” and classified as associates since significant influence was gained. Acquisition cost is deemed to be equivalent to the fair value of each investment as of the date in which it became an associate.

(**)  On January 22, 2020, Itaú Corpbanca acquired 79,577 shares of Nexus S.A., corresponding to a 1.9148% participation over the total equity. With this transaction, the Bank's total participation increased to 14.8148%.

b)	Summarized financial information of associates as of December 31, 2020 and 2019:

	As of December 31,				As of December 31,
	2020				2019
	Assets	Liabilities	Equity	Loss	Assets	Liabilities	Equity	Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Nexus S.A	19,210	10,585	17,676	(9,051)	31,147	13,472	4,097	13,578
Transbank S.A	1,006,137	938,800	84,007	(16,670)	1,217,448	1,134,781	69,265	13,402
Totals	1,025,347	949,385	101,683	(25,721)	1,248,595	1,148,253	73,362	26,980

c)	During the year ended December 31, 2020 and 2019, the Bank received dividends from its associates, as detailed below:

	2020	2019
	MCh$	MCh$
Dividends received (*)	—	268
Totals	—	268

(*)   Dividends for the year ended December 31, 2019 are considered as received before significant influence was obtained, thus are presented under “Net income from financial operations” in the Consolidated Statement of Income (Loss) in accordance with the previous classification and measurement as financial instruments at fair value through profit and loss according with IFRS 9.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-96

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 12 – Investments in Associates, continued

d)	Investment in associates movements for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
	MCh$	MCh$
Balances as of January 1,	9,605	—
Investment acquisition	338	—
Sale of investments	—	—
Initial application of the equity method (*)	—	9,073
Participation in income	(2,794)	532
Totals	7,149	9,605

(*)    As indicated in a) above “significant influence” was gained in 2019, thus the equity method was initially applied that year.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-97

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 13 - Intangible assets

a)	Composition of intangibles assets as of December 31, 2020 and 2019 is as follows:

		Remaining	Net assets as			Net assets as
	Useful	amortization	of January 1,	Gross	Accumulated	of December
Concept	life years	years	2020	balance	amortization	31, 2020
			MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	5	4	179,743	221,070	(94,407)	126,663
IT projects and licenses	2	2	5,192	13,484	(654)	12,830
Assets generated in business combination			1,388,302	681,556	(103,053)	578,503
Goodwill	—	—	1,151,019	492,512	—	492,512
Trademarks	10	5	31,898	51,037	(24,243)	26,794
Customer relationship	10	5	63,317	26,371	(12,526)	13,845
Core deposits	8	3	142,068	111,636	(66,284)	45,352
Other projects	10	4	1,196	4,055	(3,368)	687
Totals			1,574,433	920,165	(201,482)	718,683

		Remaining	Net assets as			Net assets as
	Useful	amortization	of January 1,	Gross	Accumulated	of December
Concept	life years	years	2019	balance	amortization	31, 2019
			MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	3	151,840	314,200	(134,457)	179,743
IT projects and licenses	6	2	12,614	33,352	(28,160)	5,192
Assets generated in business combination			1,406,016	1,544,767	(156,465)	1,388,302
Goodwill	—	—	1,135,392	1,151,019	—	1,151,019
Trademarks	10	8	37,002	51,459	(19,561)	31,898
Customer relationship	12	10	69,259	98,268	(34,951)	63,317
Core deposits	9	7	164,363	244,021	(101,953)	142,068
Other projects	10	1	494	4,055	(2,859)	1,196
Totals			1,570,964	1,896,374	(321,941)	1,574,433

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-98

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 13 - Intangible assets, continued

b)	Movements on gross balances of intangible assets as of December 31, 2020 and 2019 are as follows:

	Computer		Assets
	equipment		generated in
	system or	IT projects	business
	software	and licenses	combination	Goodwill	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2020	314,200	33,352	393,748	1,151,019	4,055	1,896,374
Additions	43,747	12,002	—	—	—	55,749
Disposals	(47,746)	(8,388)	—	—	—	(56,134)
Impairment (1) (2) (3)	(67,363)	(32,334)	(195,596)	(651,825)	—	(947,118)
Reclassifications	(9,752)	9,752	—	—	—	—
Exchange differences	(12,016)	(900)	(9,108)	(6,682)	—	(28,706)
Ending balances as of December 31, 2020	221,070	13,484	189,044	492,512	4,055	920,165

(1)	Impairment loss on "Computer equipment software or system" and "IT projects and licenses" was recorded due to the systems integration; mainly due to the derecognition of the systems from Corpbanca. Impairment on Computer equipment system or software recorded in the Chile CGU had a net effect of Ch$31,426 million (Ch$59,525 million on the gross value of the asset and Ch$28,099 million on accumulated amortization). Impairment on System and software recorded in the Colombia CGU had a net effect of Ch$4,325 million (Ch$7,838 million on the gross value of the asset and Ch$3,513 million). Finally, impairment on IT projects and licenses recorded in the Chile CGU had a net effect of Ch$3,098 million (Ch$32,334 million gross value of the asset and Ch$29,236 million in accumulated amortization).
(2)	Impairment loss on intangible assets generated in business combinations recorded in the Colombia CGU had a net effect of Ch$113,911 million (Ch$195,596 million on the gross value of the asset and Ch$81,685 million on accumulated amortization). (, which is broken down between an effect on the gross balance of and an effect on the accumulated amortization of. Itaú Corpbanca Colombia recognized an impairment for the gross value of the asset of Ch$193,761 million and Ch$80,623 million in accumulated amortization, generating a loss effect of Ch$113,138 million, as a result. Itaú Corredor de Seguro Colombia recognized an impairment for the gross asset value of Ch$1,835 million and Ch$1,062 million in accumulated amortization, generating a loss effect of Ch$773 million.
(3)	Goodwill impairment was allocated between the Chile CGU in Ch$412,356 million and the Colombia CGU in Ch$239,469 million.See additional disclosures in Note 32.

	Computer		Assets
	equipment		generated in
	system or	IT projects	business
	software	and licenses	combination	Goodwill	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2019	263,179	42,601	383,207	1,135,392	3,645	1,828,024
Additions	53,140	80	—	—	—	53,220
Exchange differences	5,308	20	12,876	15,627	—	33,831
Others	(7,427)	(9,349)	(2,335)	—	410	(18,701)
Ending balances as of December 31, 2019	314,200	33,352	393,748	1,151,019	4,055	1,896,374

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-99

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 13 - Intangible assets, continued

c)	Movements on accumulated amortization of intangible assets for the years ended December 31, 2020 and 2019 are as follows:

	Computer		Assets
	equipment		generated in
	system or	IT projects	business
	software	and licenses	combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2020	(134,457)	(28,160)	(156,465)	(2,859)	(321,941)
Amortization for the year	(40,632)	(1,748)	(31,736)	(509)	(74,625)
Disposals	44,490	—	—	—	44,490
Impairment (1) (2)	31,612	29,236	81,685	—	142,533
Exchange differences	4,580	18	3,463	—	8,061
Ending balances as of December 31, 2020	(94,407)	(654)	(103,053)	(3,368)	(201,482)

(1)	Impairment loss on "Computer equipment software or system" and "IT projects and licenses" was recorded due to the systems integration; caused by the usage discontinuation of the Corpbanca systems. Impairment on Computer equipment system or software recorded in the Chile CGU had a net effect of loss Ch$31,426 million (Ch$59,525 million on the gross value of the asset and Ch$28,099 million on accumulated amortization). Impairment on System and software recorded in the Colombia CGU had a net effect of Ch$4,325 million (Ch$7,838 million on the gross value of the asset and Ch$3,513 in accumulated amortization). Finally, impairment on IT projects and licenses recorded in the Chile CGU had a net effect of Ch$3,098 million ( Ch$32,334 million on the gross asset value of and Ch$29,236 million in accumulated amortization).
(2)	Impairment loss on intangible assets generated in business combinations recorded in the Colombia CGU had a net effect of Ch$113,911 million ( Ch$195,596 million on the gross value of the asset and Ch$81,685 million on the accumulated amortization).

	Computer		Assets
	equipment		generated in
	system or	IT projects	business
	software	and licenses	combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2019	(111,339)	(29,987)	(112,583)	(3,151)	(257,060)
Amortization for the year	(30,363)	(2,809)	(40,816)	(152)	(74,140)
Disposals	3	—	—	—	3
Exchange differences	(2,995)	(14)	(4,648)	—	(7,657)
Others	10,237	4,650	1,582	444	16,913
Ending balances as of December 31, 2019	(134,457)	(28,160)	(156,465)	(2,859)	(321,941)

d)	Impairment

Itaú Corpbanca evaluates, at the end of each reporting period, whether there is any indication of impairment of any asset (including Goodwill). If this indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-100

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 13 - Intangible assets, continued

As indicated in Note 3 “Significant events”, an impairment test was performed as of June 30, 2020 and, as a result, impairment losses were recorded for intangible assets generated in the business combination and Goodwill for Ch$113,911 million and Ch$651,825 million, respectively. See additional information in Note 32.

Since the merger of CorpBanca and Itaú Chile, the Bank has utilized systems of both institutions in order to manage its operations entities and has established an integration plan to eliminate duplication and improve efficiency. During the 2020 financial year, the migration project in relation to this integration process was substantially completed, and an impairment of Ch$38,849 million has been recognized, corresponding to systems and licenses that will not continue to be used.

e)	Restrictions

Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets as of December 31, 2020 and December 31, 2019. In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-101

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 14 - Property, plant and equipment

a)	Property, plant and equipment as of December 31, 2020 and 2019 are broken down as follows.

		Remaining	Net assets as			Net assets
	Useful life	depreciation	of January	Gross	Accumulated	as of December
	years	years	1, 2020	Balance	depreciation	31, 2020
			MCh$	MCh$	MCh$	MCh$
Land and buildings	19	14	50,222	76,818	(36,658)	40,160
Equipment	3	1	27,551	85,404	(57,754)	27,650
Others	3	2	17,307	35,664	(22,859)	12,805
Furniture			8,879	21,203	(14,217)	6,986
Others			8,428	14,461	(8,642)	5,819
Totals			95,080	197,886	(117,271)	80,615

		Remaining	Net assets as			Net assets
	Useful life	depreciation	of January	Gross	Accumulated	as of December
	years	years	1, 2019	Balance	depreciation	31, 2019
			MCh$	MCh$	MCh$	MCh$
Land and buildings	19	14	43,065	89,290	(39,068)	50,222
Equipment	3	1	32,607	81,423	(53,872)	27,551
Others	3	2	19,892	47,748	(30,441)	17,307
Furniture			9,373	27,088	(18,209)	8,879
Others			10,519	20,660	(12,232)	8,428
Totals			95,564	218,461	(123,381)	95,080

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

b)	Movements on gross balances as of December 31, 2020 and 2019, are as follows:

	Land and buildings	Equipment	Other	Totals
	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2020	89,290	81,423	47,748	218,461
Additions	5,203	9,964	1,803	16,970
Sales and/or disposals for the year	(381)	(1,855)	(1,974)	(4,210)
Impairment (1)(2)	(20,981)	(578)	(9,862)	(31,421)
Reclassification from assets held for sale (3)	5,622	—	—	5,622
Exchange differences	(1,935)	(3,550)	(1,173)	(6,658)
Others	—	—	(878)	(878)
Ending balances as of December 31, 2020	76,818	85,404	35,664	197,886

(1)	Corresponds to ATM equipment impairment loss of Ch$24 million(Ch$53 million million on the gross value of the asset and Ch$29 million on accumulated depreciation)
(2)	Impairment on property, plant and equipment was recorded as a result of the restructuring plan implemented and controlled by Management in Chile. This plan aims to capture efficiencies from the closure of branches and by the offering our clients digital solutions for their financial needs. As a result, impairment losses for an amount of Ch$867 million have been recorded on land and buildings, equipment and other assets (Ch$11,005 million on the gross value of the asset and Ch$10,138 million on accumulated depreciation). Also includes impairment recorded on improvements in leased properties for an amount of Ch$9,403million (Ch$20,363 million on the gross value of the asset of and Ch$10,960 million in accumulated depreciation)
(3)	Assets classified as available for sale that came out of the sales plan in Colombia and are reclassified back to fixed assets. See note 17.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-102

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 14 - Property, plant and equipment, continued

	Land and buildings	Equipment	Other	Totals
	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2019	65,843	80,383	50,248	196,474
Additions	9,449	8,503	2,488	20,440
Sales and/or disposals for the year	(3,592)	(4,493)	(4,014)	(12,099)
Reclassification from assets held for sale (*)	9,863	—	—	9,863
Exchange differences	507	2,514	969	3,990
Others	7,220	(5,484)	(1,943)	(207)
Ending balances as of December 31, 2019	89,290	81,423	47,748	218,461

(1)	Corresponds to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors of said company. See detail in Note 17 - Other assets and non-current assets held for sale.
c)	Movements of accumulated depreciation of property, plant and equipment for years ended December 31, 2020 and 2019, are as follows:

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2020	(39,068)	(53,872)	(30,441)	(123,381)
Depreciation for the year	(8,279)	(8,967)	(4,580)	(21,826)
Sales and/or disposals for the year	287	1,855	1,893	4,035
Reclasification from asset held for sale (1)	(1,634)	—	—	(1,634)
Impairment (2)(3)	11,211	526	9,390	21,127
Exchange differences	825	2,704	879	4,408
Ending balances as of December 31, 2020	(36,658)	(57,754)	(22,859)	(117,271)

(1)	Corresponds to properties reincorporated to land and buildings that were previously classified as held for the sale of Itaú Corpbanca Colombia S.A. See Note 17 - Other assets and non-current assets held for sale.
(2)	Corresponds to Impaired ATM equipment with a gross value of MCh$53 and MCh$29 on accumulated depreciation, generating a net loss of MCh$24.
(3)	Impairment on fixed assets due to the restructuring plan in Chile had an effect on the gross value of the asset of MCh$11,005 and MCh$10,138 on accumulated depreciation, generating a loss of MCh$867. Also includes impairment recognized on improvements in leased properties due to the restructuring plan, with an effect on the gross value of the asset of MCh$20,363 and MCh$10,960 in accumulated depreciation, generating a loss of MCh$9,403.

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2019	(22,778)	(47,776)	(30,356)	(100,910)
Depreciation for the year	(7,814)	(9,026)	(4,329)	(21,169)
Sales and/or disposals for the year	2,884	3,622	2,079	8,585
Reclasification from asset held for sale (1)	(6,829)	—	—	(6,829)
Impairment	(241)	(11)	(476)	(728)
Exchange differences	(79)	(2,110)	(705)	(2,894)
Others	(4,211)	1,429	3,346	564
Ending balances as of December 31, 2019	(39,068)	(53,872)	(30,441)	(123,381)

(1)	Corresponds to properties reincorporated to land and buildings that were previously classified as held for the sale of Itaú Corpbanca Colombia S.A. See Note 17 - Other assets and non-current assets held for sale.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-103

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 14 - Property, plant and equipment, continued

e)	Impairment

Since the COVID-19 health emergency, the Bank accelerated its digital transformation as a means to take care of both its customers and workforce. For this purpose, processes have been digitized, so that its clients may access its products and make use of the various services provided by the Bank from its digital platform. The Bank adopted remote working as a means to minimize the exposure of its workforce to COVID-19.

One of the main effects of the pandemic has been the preference of the Bank’s clients to use digital channels over performing in-person transactions in its branches, which has led to a decrease in the flow of clients in certain branches. As a result, the Bank has initiated a restructuring plan in order to improve efficiency, closing branches that have lower customer demand. The plan also contemplates the closure of certain offices, given the Bank's adoption of remote working.

Within the framework of the aforementioned restructuring plan, during this fiscal year, the Bank has recognized the impairment of certain assets associated with branches and offices that were closed during fiscal year 2020.

f)	Restrictions

The Bank and subsidiaries have no restrictions on property, plant and equipment as of December 31, 2020 and 2019. Additionally, property, plant and equipment has not been pledged to ensure compliance with obligations. Furthermore, there are no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-104

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 15 - Assets for Rights-of-Use and Obligations for Lease Contracts

a)	Asset for right-of-use
(i)	The Bank has mainly lease agreements for its branches and corporate building. The composition of this item as of December 31, 2020 and 2019, is as follows:

	Years	Years of
	of	average
	useful	remaining	Net Assets as of		Accumulated	Net Assets as of
	life	useful life	January 1, 2020	Gross Balances	Depreciation	December 31, 2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	7	6	167,265	195,992	(50,086)	145,906
Others leased assets	3	3	176	173	(71)	102
Totals			167,441	196,165	(50,157)	146,008

	Years	Years of
	of	average
	useful	remaining	Net Assets as of		Accumulated	Net Assets as of
	life	useful life	January 1, 2019	Gross Balances	Depreciation	December 31, 2019
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	5	5	176,795	197,065	(29,800)	167,265
Others leased assets	3	3	—	190	(14)	176
Totals			176,795	197,255	(29,814)	167,441

(ii)	Movement in the gross balance of assets for the right to use assets under lease at 31 December 2020 and 2019, is as follows

	Land and buildings	Others leased assets	Totals
	MCh$	MCh$	MCh$
Opening balance as of January 1, 2020	197,065	190	197,255
Additions	9,250	—	9,250
Disposals due to early termination	(9,707)	—	(9,707)
Remeasurements of the liability due to modifications (1)	747	—	747
Inflation indexation adjustments (2)	2,701	—	2,701
Exchange differences	(4,064)	(17)	(4,081)
Ending balances as of December 31, 2020	195,992	173	196,165

(1)	Corresponds to remeasurements of the recognized liability due to contracts modifications.
(2)	Corresponds to subsequent adjustments due to liabilities remeasurements due to index changes, according to each lease agreement.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-105

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 15 - Assets for Rights-of-Use and Obligations for Lease Contracts, continued

	Land and buildings	Others leased assets	Totals
	MCh$	MCh$	MCh$
Opening balance as of January 1, 2019	176,795	—	176,795
Additions	25,624	190	25,814
Disposals due to early termination	(16,953)	—	(16,953)
Inflation indexation adjustments (1)	9,488	—	9,488
Exchange differences	2,111	—	2,111
Ending balances as of December 31, 2019	197,065	190	197,255

(1)	Corresponds to subsequent adjustments due to liabilities remeasurements due to index changes, according to each lease agreement.
(iii)	The movement in the accumulated depreciation of assets for the right to use assets under lease agreements as of December 31, 2020 and 2019, is as follows

	Land and buildings	Other leased assets	Totals
	MCh$	MCh$	MCh$
Opening balance as of January 1, 2020	(29,800)	(14)	(29,814)
Depreciation (1)	(29,936)	(57)	(29,993)
Disposals due to early termination	8,738	—	8,738
Exchange differences	912	—	912
Reclassifications	—	—	—
Remeasurements of the liability due to modifications (1)	—	—
Ending balances as of December 31, 2020	(50,086)	(71)	(50,157)

(1)	See Note 32, Depreciation, amortization and impairment.

	Land and buildings	Other leased assets	Totals
	MCh$	MCh$	MCh$
Opening balance as of January 1, 2019	—	—	—
Depreciation (1)	(31,843)	(14)	(31,857)
Disposals due to early termination	2,590	—	2,590
Exchange differences	(547)	—	(547)
Reclassifications	—	—	—
Impairment	—	—	—
Ending balances as of December 31, 2019	(29,800)	(14)	(29,814)

(1)	See note 32 "Depreciation, amortization and impairment"

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-106

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 15 - Assets for Rights-of-Use and Obligations for Lease Contracts, continued

b) Lease contracts liabilities

i)	As of December 31, 2020 and 2019, the obligations for lease contracts are as follows

	As of December 31, 2020	As of December 31, 2019
	MCh$	MCh$
Lease contract liabilities	151,885	172,924
Totals	151,885	172,924

The Bank and its subsidiaries have contracts, with certain renewal options, for which there is reasonable certainty that the option will be exercised. In such cases, the lease period used to measure the liabilities and assets corresponds to an estimate of future renewals.

ii)	Movement in lease liabilities and cash flows for the period is shown below

	2020	2019
	MCh$	MCh$
Opening balance as of January 1,	172,924	176,795
Additions due to new contracts	9,250	25,624
Disposals due to early termination	(1,971)	(10,808)
Interest expenses	4,923	5,034
Remeasurements of the liability due to modifications (1)	1,399	—
Inflation indexation adjustments	2,701	9,488
Exchange rate adjustments	(4)	—
Exchange difference	(3,650)	2,868
Capital and interest payments	(33,687)	(36,077)
Ending balance as of December 31,	151,885	172,924

(1)	Corresponds to reameasurements of the recognized liability due to contract modifications.
iii)	Future maturities of lease liabilities are as follows

	As of December 31, 2020	As of December 31, 2019
	MCh$	MCh$
Within 1 year	30,829	32,628
After 1 year but within 2 years	27,779	28,462
After 2 years but within 3 years	24,083	25,084
After 3 years but within 4 years	20,991	22,098
After 4 years but within 5 years	16,627	19,042
After 5 years	31,576	45,610
Totals	151,885	172,924

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-107

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 16 - Current Taxes and Deferred Taxes

a)	Current taxes

At the end of each reporting period, the Bank and subsidiaries recognize a First Category Income Tax Provision, which is determined based on currently enacted tax legislation. The net provision for current taxes recognized as of December 31, 2020 was MCh$62,933 (MCh$85,503 as of December 31, 2019), according to the following detail:

a.1) Current taxes assets and liabilities by geographical area:

	As of December 31, 2020				As of December 31, 2019
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	43,533	1,443	19,723	64,699	30,773	—	54,743	85,516
Current tax liabilities	(596)	—	(1,170)	(1,766)	(13)	—	—	(13)
Totals, net	42,937	1,443	18,553	62,933	30,760	—	54,743	85,503

a.2) Details of current tax items by geographical area:

	As of December 31, 2020				As of December 31, 2019
	Chile	USA (*)	Colombia	Total	Chile	USA (*)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income tax with effect in profit and loss	12,348	—	(4,284)	8,064	(68,075)	—	(9,062)	(77,137)
Income tax effect on equity, net investments hedge	(21,795)	—	—	(21,795)	6,124	—	—	6,124
Income tax effect on equity cash flows hedge	(5)	—	—	(5)	964	—	—	964
Income tax, rate 27%	(9,452)	—	(4,284)	(13,736)	(60,987)	—	(9,062)	(70,049)

Less:
Monthly Provisional Payments	49,340	—	21,268	70,608	61,621	—	27,218	88,839
Tax credit for training costs	800	—	—	800	850	—	—	850
Tax credit donations	264	—	—	264	802	—	—	802
4% event capital credit	2,920	—	—	2,920	—	—	—
Other taxes to be recovered (paid) (**)	(935)	1,443	1,569	2,077	28,474	—	36,587	65,061
Totals	42,937	1,443	18,553	62,933	30,760	—	54,743	85,503

(*)    Corresponds to the branch located in New York.

(**)  The other taxes to be recovered correspond mainly to monthly provisional payments and credits for training expenses paid in previous years, provisional payments for absorbed utilities with right to return, among others.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-108

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 16 - Current Taxes and Deferred Taxes, continued

b)	Effect on income

The tax expense for the years ended December 31, 2020, 2019 and 2018 is comprised of the following items:

	2020	2019	2018
	MCh$	MCh$	MCh$
Income tax expense
Current tax expense	8,064	(77,137)	(95,760)
Deferred taxes
Deferred tax expenses	109,848	33,727	28,110
Subtotals	117,912	(43,410)	(67,650)
Others	(2,702)	(4,443)	591
Net expense for income taxes	115,210	(47,853)	(67,059)

c)	Effective tax rate reconciliation

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2020, 2019 and 2018.

The nominal tax rates of the countries where consolidated subsidiaries are located are:

	2020	2019	2018
	Tax rates	Tax rates	Tax rates
Chile	27%	27%	27%
Colombia	36%	33%	37%
USA	24.1%	21%	21%

	For the years ended December 31,
	2020		2019		2018
	Tax rate	Amount	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$	%	MCh$
Amount calculated by using the statutory rates	27.00	254,169	27.00	(46,541)	27.00	(63,157)
Exchange differences due to investments in Colombia	1.94	18,285	9.51	(16,399)	13.47	(31,499)
Equity price level restatement for tax purposes	2.53	23,814	(13.94)	24,037	(9.49)	22,188
Exchange differences due to investments in USA	0.18	1,665	1.76	(3,030)	0.02	(54)
Effect of rate change Colombia	(0.40)	(3,804)	(2.29)	3,954	(0.01)	20
Effect of rates New York branch (**)	—	10	0.05	(81)	(0.18)	433
Effect of rates Colombia subsidiary (**)	1.37	12,884	3.42	(5,896)	0.50	(1,173)
Penalty fee SBIF (currently CMF)	—	—	—	—	0.69	(1,616)
Goodwill impairment effect	(19.93)	(187,633)	—	—	—	—
Tax effect due to intangible assets impairment	(0.70)	(6,561)	—	—	—	—
Permanent and other differences (*)	0.25	2,381	2.26	(3,897)	(3.33)	7,799
Totals	12.24	115,210	27.77	(47,853)	28.67	(67,059)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-109

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 16 - Current Taxes and Deferred Taxes, continued

d)	Other comprehensive income – tax effects

The table below sets for a summary of the deferred tax effect on other comprehensive income for the years ended December 31, 2020, 2019 and 2018, which consists of the following items:

d.1) Tax effect of “OCI” that may be reclassified subsequently to profit or loss:

	2020	2019	2018
	MCh$	MCh$	MCh$
Debt instruments at fair value through other comprehensive income	1,558	(5,926)	(2,172)
Hedge of a net investment in foreign operations	(21,795)	14,373	10,565
Cash flows hedge	(3,034)	(162)	(1,669)
Total charge to other comprehensive income	(23,271)	8,285	6,724

d.2) “OCI” that may not be reclassified subsequently to profit or loss:

	2020	2019	2018
	MCh$	MCh$	MCh$
Income tax relating to defined benefit obligation	(19)	1,542	(44)
Total charge to other comprehensive income	(19)	1,542	(44)

e)	Effect of deferred taxes

e.1) Totals deferred taxes

Detail of effects for deferred taxes presented in assets and liabilities is as follows:

	As of December 31, 2020			As of December 31, 2019
	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	242,422	—	242,422	162,874	—	162,874
Accrued interest on past due portfolio	6,031	—	6,031	8,214	—	8,214
Unearned price differences	183	—	183	324	—	324
Personnel provisions	10,183	17	10,200	20,618	—	20,618
Miscellaneous provisions	1,693	—	1,693	41,576	—	41,576
Tax losses	51,546	—	51,546	55,598	—	55,598
Net tax value of amortizable assets	2,231	—	2,231	16,051	—	16,051
Depreciation of property, plant and equipment	(30,697)	(274)	(30,971)	(47,423)	—	(47,423)
Lease division and others	10,803	—	10,803	18,925	—	18,925
Mark to market of financial instruments	37,727	—	37,727	(15,846)	—	(15,846)
Itaú-Corpbanca business combination	(30,263)	—	(30,263)	(57,996)	—	(57,996)
IFRS 16 leases effect	1,643	—	1,643	1,403	—	1,403
Others	9,054	20	9,074	4,339	(263)	4,076
Totals assets (liabilities) for deferred taxes	312,556	(237)	312,319	208,657	(263)	208,394

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-110

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 16 - Current Taxes and Deferred Taxes, continued

e.2) Deferred taxes by geographic area:

	As of December 31, 2020				As of December 31, 2019
	Chile	USA	Colombia	Total	Chile	USA	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	250,260	14,408	47,888	312,556	182,657	18,527	7,473	208,657
Deferred tax liabilities	—	—	(237)	(237)	—	—	(263)	(263)
Net by geographic area	250,260	14,408	47,651	312,319	182,657	18,527	7,210	208,394

Effects of deferred taxes on assets and liabilities arising from temporary differences (by geographic area) are as follows:

	As of December 31, 2020				As of December 31, 2019
	Chile	USA	Colombia	Total	Chile	USA	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	212,344	(91)	30,169	242,422	155,115	358	7,401	162,874
Accrued interest on past due portfolio	6,031	—	—	6,031	8,214	—	—	8,214
Unearned price differences	183	—	—	183	324	—	—	324
Personnel provisions	6,449	195	3,556	10,200	16,860	(91)	3,849	20,618
Miscellaneous provisions	25,532	(3,588)	(20,251)	1,693	49,335	856	(8,615)	41,576
Tax losses	1,744	15,500	34,302	51,546	1,912	15,750	37,936	55,598
Net tax value of amortizable assets	2,231	—	—	2,231	16,051	—	—	16,051
Depreciation of property, plant and equipment	(31,611)	(68)	708	(30,971)	(50,746)	—	3,323	(47,423)
Lease division and others	3,682	—	7,121	10,803	11,619	—	7,306	18,925
Mark to market of financial instruments	41,149	(448)	(2,974)	37,727	(13,484)	—	(2,362)	(15,846)
Itaú-Corpbanca business combination	(27,673)	—	(2,590)	(30,263)	(16,584)	—	(41,412)	(57,996)
IFRS 16 leases effect	1,080	48	515	1,643	905	—	498	1,403
Others	9,119	2,860	(2,905)	9,074	3,136	1,654	(714)	4,076
Totals assets (liabilities), net	250,260	14,408	47,651	312,319	182,657	18,527	7,210	208,394

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-111

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 17 - Other Assets and Non-current Assets Held for Sale

a)	The detail of other assets is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Assets for leasing (1)	10,807	18,724
Other assets	531,826	752,137
Deposits in guarantee	11,230	33,786
Accounts and notes receivable (2)	37,070	48,017
Rights on brokerage transactions	26,589	158,687
Repossessed assets from leasing transactions	3,809	1,787
Prepaid expenses (3)	26,629	21,179
Collateral for financial transactions (threshold)	413,439	407,529
Claims receivable from insurance companies	230	1,933
Asset management fees receivable	811	816
Insurance brokerage fees receivable	6,741	5,654
Other assets	5,278	72,749
Totals	542,633	770,861

(1)	Property, plant and equipment acquired to be ceded under financial leases.
(2)	This includes rights and accounts receivable that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending of collection.
(3)	Includes payments made in advance for different services that will be received (leases, insurance, and others).
b)	The detail of non-currents assets held for sale is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Assets received in lieu of payment	13,269	10,291
Property, plant and equipment held for sale (1)	1,809	6,911
Totals	15,078	17,202

(1)	Corresponds to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors of the entity, during the meeting held on July 31, 2018.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-112

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 18 - Deposits and Other Demand Liabilities and Time Deposits

a)	As of December 31, 2020 and 2019, deposits and other demand liabilities are as follow:

	As of December 31,
	2020	2019
	MCh$	MCh$
Checking accounts	4,038,467	2,882,535
Other deposits and demand accounts	1,852,355	1,698,439
Advance payments received from customers	40,032	45,902
Other demand liabilities	266,552	246,572
Totals	6,197,406	4,873,448

b)	As of December 31, 2020 and 2019, time deposits and other time liabilities are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Time deposits	11,413,370	11,599,943
Time savings accounts	19,467	20,016
Other time liabilities	227	228
Totals	11,433,064	11,620,187

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-113

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 19 - Interbank Borrowings

a)	As of December 31, 2020 and 2019, interbank borrowings are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Loans obtained from local financial institutions
Chilean Central Bank (*)	2,257,226	—
Subtotals	2,257,226	—
Loans obtained from foreign financial institutions
Apple Bank for Saving	—	34,195
Bancaribe Curacao Bank N.V.	—	2,411
Banco Crédito del Perú	—	104,831
Banco de Bogotá	4,156	8,250
Banco Latinoamericano de Exportación (BLADEX)	60,759	63,991
Banco República	—	1,403
Bancoldex S.A. (Colombia)	11,123	46,390
Bank of America, N.A.	92,395	160,243
Bank of Montreal	113,404	104,331
Bank of New York	56,858	—
Bank of Nova Scotia	82,324	101,989
Bayern Landesbank	—	2,411
BBVA Asset Management Continental S.A. (Perú)	75,057	86,709
BNP Paribas	92,167	98,817
China Construction Bank	—	5,556
Citibank N.A.	37,522	206,549
Cobank C.B.	16,258	30,882
Commerzbank A.G.	24,055	71,646
Corporación Andina de Fomento	71,073	75,149
Credicorp Capital SASAF	175,854	200,374
Deutsche Bank A.G.	74,220	—
Export Development Canada	—	12,078
Findeter S.A. Financiera del Desarrollo Territorial	44,100	44,552
HSBC USA	—	74,877
IFC Corporación Financiera Internacional	82,561	118,065
Ing Bank NV	—	14,870
Interfondos S.A. Sociedad Administradora de Fondos	20,105	55,596
KBC Bank NV	—	21,896
La Caixa	25,690	13,961
Mizuho Corporate Bank	—	2,411
Scotia Fondos Sociedad Administradora de Fondos S.A.	24,280	34,951
Shanghai Commercial & Savings Bank	—	279,202
Standard Chartered Bank	—	229,063
Sumitomo Mitsui Banking Corporation	217,347	44,826
The Export-Import Bank of Korea	—	146,549
Unicredit Bank	14,220	—
Wells Fargo Bank, N.A.	67,519	82,480
Zuercher Kantonalbank	7,044	—
Others	51,661	65,252
Subtotals	1,541,752	2,646,756
Totals	3,798,978	2,646,756

(*)    Corresponds to funds obtained through the new Conditional Funding Facility (FCIC) and the Liquidity Credit Line (LCL), granted by the Central Bank of Chile (BCCh) in response to the financials needsgenerated by the spread of the COVID-19 virus. Funds obtained through FCIC are guaranteed by high credit quality loans and / or bonds issued by the BCCh and have automatic and successively monthly renewal maturities, with a maximum term of 4 years from March 30, 2020 until March 30, 2024. The LCL differs from FCIC as is not guaranteed, has a maximum term of 2 years and is granted based on the amount of the Bank's average reserve requirements. Both, the FCIC and the LCL, accrue interests at the BCCh overnight rate in force on the date of each operation.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-114

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 19 - Interbank Borrowings, continued

b)	Interbank borrowings by maturity are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Within 1 year	942,140	1,997,751
After 1 year but within 2 years	962,045	442,784
After 2 years but within 3 years	8,764	83,908
After 3 years but within 4 years	1,847,890	80,073
After 4 years but within 5 years	15,675	7,521
After 5 years	22,464	34,719
Totals	3,798,978	2,646,756

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-115

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 20 - Debt Instruments Issued and Other Financial Liabilities

As of December 31, 2020 and 2019, composition of debt instruments issued and other financial liabilities is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	30,846	40,933
Senior bonds	5,092,979	5,289,084
Subordinated bonds	1,081,031	1,078,339
Subtotals	6,204,856	6,408,356
Other financial liabilities
Liabilities with the public sector	—	10
Borrowings from local financial institutions	13,123	12,956
Subtotals	13,123	12,966
Totals	6,217,979	6,421,322

Debts classified as short-term are those that constitute demand obligations or will mature within a year. All other debts are classified as long-term. Detail is as follows

	As of December 31, 2020
	Long term	Short term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	24,251	6,595	30,846
Senior bonds	4,771,301	321,678	5,092,979
Subordinated bonds	1,081,031	—	1,081,031
Debt instruments issued	5,876,583	328,273	6,204,856
Other financial liabilities	—	13,123	13,123

	As of December 31, 2019
	Long term	Short term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	33,046	7,887	40,933
Senior bonds	4,645,463	643,621	5,289,084
Subordinated bonds	1,078,339	—	1,078,339
Debt instruments issued	5,756,848	651,508	6,408,356
Other financial liabilities	—	12,966	12,966

The following tables provide with additional information, including maturities, for each type of debt issued as of December 31, 2020 and 2019.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-116

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

a)	Mortgage finance bonds

Detail of maturities for mortgage finance bonds is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Within 1 year	6,595	7,887
After 1 year but within 2 years	5,638	6,508
After 2 years but within 3 years	5,068	6,072
After 3 years but within 4 years	4,544	5,524
After 4 years but within 5 years	3,484	5,121
After 5 years	5,517	9,821
Totals	30,846	40,933

b)	Senior bonds

Details for senior bonds, by currency, are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Bonds in UF	4,134,994	4,273,637
Bonds in CLP	399,992	481,083
Bonds in COP	557,993	534,364
Totals	5,092,979	5,289,084

Detail of maturities for senior bonds is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Due within 1 year	321,678	643,621
After 1 year but within 2 years	486,427	323,921
After 2 years but within 3 years	309,111	608,342
After 3 years but within 4 years	589,699	282,882
After 4 years but within 5 years	592,851	478,634
After 5 years	2,793,213	2,951,684
Totals	5,092,979	5,289,084

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-117

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

The following table presents details for senior bonds issued:

Senior bonds issued during the year ended December 31, 2020:

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BITACR0418	UF	500,000	5 years and 8 months	2% annual	01/14/2020	10/09/2025
BITACR0418	UF	1,000,000	5 years and 8 months	2% annual	01/14/2020	10/09/2025
BITACR0418	UF	500,000	5 years and 8 months	2% annual	01/14/2020	10/09/2025
BITACR0418	UF	3,000,000	5 years and 9 months	2% annual	04/08/2020	10/09/2025
BITACS0418	UF	3,000,000	6 years and 6 months	2% annual	04/08/2020	10/09/2026
Totals		8,000,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SERIE A - 60	COP	148,100,000,000	5 years	6.00% annual	02/27/2020	02/27/2025
SERIE U - 120	COP	351,837,710,484	10 years	2.71% annual	02/27/2020	02/27/2030
SERIE A SUBSERIE A60	COP	165,915,000,000	5 years	4.83% annual	09/29/2020	09/29/2025
SUBSERIE B36	COP	134,100,000,000	3 years	1.28% annual	09/29/2020	09/29/2023
Totals		799,952,710,484

Senior bonds issued during the year ended December 31, 2019:

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAM0710	UF	2,000,000	5 years and 5 months	3% annual	02/11/2019	07/01/2024
BCORAM0710	UF	3,000,000	5 years and 5 months	3% annual	02/15/2019	07/01/2024
BITACU0418	UF	2,000,000	9 years and 7 months	2% annual	02/25/2019	10/09/2028
BITACU0418	UF	2,000,000	9 years and 7 months	2% annual	02/26/2019	10/09/2028
BITACV0418	UF	2,000,000	10 years and 7 months	2% annual	03/07/2019	10/09/2029
BITACV0418	UF	2,000,000	10 years and 7 months	2% annual	03/14/2019	10/09/2029
BITACW0418	UF	2,500,000	11 years and 5 months	2% annual	05/07/2019	10/09/2030
BITACS0418	UF	2,000,000	7 years and 3 months	2% annual	07/03/2019	10/09/2026
Totals		17,500,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORBX0914	CLP	40,000,000	2 years and 2 months	5% annual	07/04/2019	09/01/2021
BCORBX0914	CLP	1,000,000	2 years and 2 months	5% annual	07/05/2019	09/01/2021
BCORBX0914	CLP	14,500,000	2 years and 2 months	5% annual	07/10/2019	09/01/2021
BCORBX0914	CLP	1,500,000	2 years and 2 months	5% annual	07/15/2019	09/01/2021
Totals		57,000,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SUBSERIE A36	COP	163,035,000,000	3 years	6.13% annual	05/21/2019	05/21/2022
SUBSERIE C60	COP	186,965,000,000	5 years	2.86% annual	05/21/2019	05/21/2024
SERIE A SUBSERIE A60 – 60	COP	170,820,000,000	5 years	6.05% annual	10/16/2019	10/16/2024
SERIE C SUBSERIE C84 – 84	COP	50,000,000,000	7 years	2.28% annual	10/16/2019	10/16/2026
SERIE C SUBSERIE C120	COP	129,180,000,000	10 years	2.76% annual	10/16/2019	10/16/2029
Totals		700,000,000,000

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-118

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

c)	Subordinated bonds

Details of subordinated bonds, by currency, are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Bonds in UF	95,373	95,545
Bonds in CLP	811,185	796,564
Bonds in COP	174,473	186,230
Totals	1,081,031	1,078,339

Detail of maturities for subordinated bonds is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Within 1 year	—	—
After 1 year but within 2 years	10,082	—
After 2 years but within 3 years	21,706	14,526
After 3 years but within 4 years	122,290	23,923
After 4 years but within 5 years	—	128,717
After 5 years	926,953	911,173
Totals	1,081,031	1,078,339

For the years ended December 31, 2020 and 2019 no issuance of subordinated bonds took place.

d)	Others financial obligations

	As of December 31,
	2020	2019
	MCh$	MCh$
Within 1 year	—	—
After 1 year but within 2 years	—	—
After 2 years but within 3 years	—	—
After 3 years but within 4 years	—	—
After 4 years but within 5 years	—	—
After 5 years	—	—
Totals financial liabilities	—	—
Short-term financial liabilities
Amounts due to credit card transactions	13,123	12,956
Others	—	10
Totals short-term financial liabilities	13,123	12,966
Totals other financial liabilities	13,123	12,966

As of December 31, 2020 and 2019, the Bank has not incurred in any default in the payments of principal, interest or others in regard to debt instruments issued.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-119

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 21 - Provisions

As of December 31, 2020 and 2019, the Bank has registered the following movements in its provisions:

a)    Other Provisions

Provisions disclosed in liabilities as of December 31, 2020 and 2019 present the following detail:

	As of December 31,
	2020	2019
	MCh$	MCh$
Provisions for personnel salaries and expenses	90,739	102,877
Provisions for mandatory dividends	—	38,120
Provisions for contingent loans risk	39,775	34,271
Provisions for contingencies	4,576	2,559
Totals	135,090	177,827

b)    Movements in provisions for contingent loans risk, for the year ended December 31, 2020 are as follows:

	Provisions for contingent loans risk
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2020	13,889	14,172	6,210	34,271
Changes in provisions
- Transfers to stage 1	574	(549)	(25)	—
- Transfers to stage 2	(1,991)	2,037	(45)	—
- Transfers to stage 3	(73)	(112)	185	—
- Increases due to change in credit risk	3,554	4,347	724	8,625
- Decreases due to change in credit risk	(3,475)	(6,466)	(205)	(10,146)
- Charge-offs	(14)	(28)	(6)	(48)
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	6,365	1,780	7,357	15,502
Financial assets that have been derecognized	(4,633)	(1,282)	(5,410)	(11,325)
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	4,391	(1,720)	224	2,896
Ending balances as of December 31, 2020	18,587	12,179	9,009	39,775

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-120

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 21 – Provisions, continued

Movements in provisions for contingent loans risk, for the year ended December 31, 2019 are as follows:

	Provisions for contingent loans risk
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2019	15,879	28,112	1,857	45,848
Changes in provisions
- Transfers to stage 1	1,123	(1,036)	(87)	—
- Transfers to stage 2	(521)	570	(49)	—
- Transfers to stage 3	(90)	(161)	251	—
- Increases due to change in credit risk	1,932	1,618	4,605	8,155
- Decreases due to change in credit risk	(5,695)	(802)	(157)	(6,654)
- Charge-offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	5,490	1,193	780	7,463
Financial assets that have been derecognized	(4,927)	(15,322)	(990)	(21,239)
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	698	—	—	698
Ending balances as of December 31, 2019	13,889	14,172	6,210	34,271

c)    The following table details the movements in provision during 2020 and 2019:

	Provisions for personnel	Provision for	Provisions for	Provisions for
	salaries and expenses	mandatory dividends	contingent loans risk	contingencies
	(i)	(ii)		(iii)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2020	102,877	38,120	34,271	2,559	177,827
Provisions applied	(55,487)	(38,120)	—	(85)	(93,692)
Provisions established	133,055	—	16,366	4,593	154,014
Provisions released	(85,078)	—	(10,861)	(2,016)	(97,955)
Other movements	(4,628)	—	(1)	(475)	(5,104)
Ending balances as of December 31, 2020	90,739	—	39,775	4,576	135,090

	Provisions for personnel	Provisions for	Provisions for	Provisions for
	salaries and expenses	mandatory dividends	contingent loans risk	contingencies
	(i)	(ii)		(iii)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2019	99,945	51,614	45,848	17,496	214,903
Provisions applied	(71,020)	(51,614)	(23,804)	5,601	(140,837)
Provisions established	82,456	38,120	18,483	5,408	144,467
Provisions released	(17,514)	—	(6,954)	(26,367)	(50,835)
Other movements	9,010	—	698	421	10,129
Ending balances as of December 31, 2019	102,877	38,120	34,271	2,559	177,827

(i)	Employee benefits and staff salaries are recorded in “Personnel salaries and expenses.”
(ii)	Mandatory dividends is recorded in the Consolidated Statement of Financial Position in equity, against “Provision for mandatory dividends.”

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-121

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 21 – Provisions, continued

(iii)	The provisions for contingencies (established) or released are included in Other operating (expenses)/income, depending on whether they are debit or a credit.

d)    Provisions for payroll and employee benefits

		As of December 31,
		2020	2019
		MCh$	MCh$
Provision for long-term termination benefits	(e.1)	9,300	9,814
Provision for pension plan	(e.2)	31,531	35,166
Provision for retroactive unemployment plan	(e.3)	296	334
Provision for retirements bonus plan	(e.4)	689	687
Provision for compensation due to years of service (short term)		716	—
Provision for other employee benefits	(*)	31,000	41,645
Vacation accrual	(**)	17,207	15,231
Totals		90,739	102,877

(*)    Short-term benefits

(**)  Includes provision for performance compensations, holiday benefits, year-end bonuses and other similar employee compensation.

e)	The main aspects of the Bank’s long term employee benefits are detailed below:

e.1) Other long-term employee benefits

Description: Annual payment during the month in which the employee completes a given number of years of service (in five-year intervals from 5 to 50).

Financing: The projected unit credit method was used to determine the present value of the defined-benefit obligation and the corresponding service cost. For all active plan participants, the “projected accrued benefit” is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity's financial conditions

The economic assumptions are summarized as follows:

	As of December 31,
	2020	2019
	%	%
Summary of economic assumptions
Discount rate	5.00	6.25
Expected rate of salary increase	4.50	5.50

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-122

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 21 – Provisions, continued

The movements of the present value of the obligation for this type of benefit and the amounts recognized in the Consolidated Statements of Income are determined using the projected credit unit method and it consist of the following:

	2020	2019
	MCh$	MCh$
Opening balances as of January 1,	9,814	8,298
Net cost of benefits (*)	1,191	1,490
Payments	(820)	(815)
Provisions recorded	—	278
Exchange differences	(885)	563
Ending balances as of December 31,	9,300	9,814

(*)    Detail of net cost of benefit is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Current services cost	681	962
Interest expense on obligation	510	528
Total	1,191	1,490

e.2) Pension plan

Description: Old-age pension or Survivors in accordance with the Social Security Law in Colombia and benefits acquired with the Entity.

Financing: The projected unit credit method is used to determine the present value of the benefit obligation and related service costs. Using this method the benefit obligation is determined as the present value of current benefits for past services, but calculating the plan benefit based on the salary projected to the date on which it is assumed that the participant receives the benefit. The plan has no policy (without refund) or associated assets, being a structured financing according to the financial conditions of the entity.

The summary of the economic assumptions is as follows:

	As of December 31,
	2020	2019
	%	%
Assumptions
Discount rate	4.25	6.50
Expected rate of salary increases	3.00	3.00
Inflation rate	3.00	3.00

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-123

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 21 – Provisions, continued

The detail of Pension plan balances movements is as follows:

	2020	2019
	MCh$	MCh$
Opening balances as of January 1,	35,166	30,908
Interest expense on obligation	1,911	2,120
Payments	(3,260)	(3,768)
Actuarial losses (gains)	885	4,512
Exchange differences	(3,171)	1,394
Ending balances as of December 31,	31,531	35,166

e.3) Retroactive unemployment plan

Description: Retroactive unemployment plan prior to Law 50 from 1990 in Colombia.

Financing: The projected unit credit method is used to determine the present value of the benefit obligation and related service costs. For all active plan participants, the “projected accrued benefit” is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity's financial conditions.

The economic assumptions are summarized as follows:

	As of December 31,
	2020	2019
	%	%
Assumptions
Discount rate	4.25	5.50
Expected rate of salary increases	4.50	5.50
Inflation rate	3.00	3.00

The details of movements for this benefits during years ended December 31, 2020 and 2019 are as follows:

	2020	2019
	MCh$	MCh$
Opening balances as of January 1,	334	373
Current services costs	87	136
Interest expense on obligations	15	21
Actuarial gains	(29)	(113)
Payments of benefits	(80)	(108)
Exchange differences	(31)	25
Ending balances as of December 31,	296	334

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-124

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 21 – Provisions, continued

e.4) Retirement Bonus Plan

Description: Fixed payment upon retirement

Financing: The projected unit credit method is used to determine the present value of the benefit obligation and related service costs. Under this method, the benefit obligation is determined by the present value of the current benefits for past service but calculating the plan benefit based on the projected salary as of the date in which it is assumed that the participant will receive the benefit.

The economic assumptions are summarized as follows:

	As of December 31,
	2020	2019
	%	%
Summary of economic hypothesis
Discount rate(s)	5.50	6.50
Expected rate(s) of salary increase	4.00	5.00
Inflation rate	3.00	3.00

The movements in amounts recognized for this benefit are as follows:

	2020	2019
	MCh$	MCh$
Opening balances as of January 1,	687	542
Current service costs	46	—
Interest expense on obligation	39	81
Actuarial (gains) losses	(13)	33
Payments of benefits	(7)	(6)
Exchange differences	(63)	37
Ending balances as of December 31,	689	687

The effect on Other Comprehensive Income is summarized as follows:

		For the years ended December 31,
		2020	2019	2018
		MCh$	MCh$	MCh$
Pension plan	(e.2)	885	(4,512)	(698)
Retroactive unemployment plan	(e.3)	(29)	113	(32)
Retirement bonus plan	(e.4)	33	(33)	(24)
Total recognition of obligations for defined benefits		889	(4,432)	(754)

Future payments

Future actuarial calculations may differ with respect to the calculations presented, due to the following factors:

●	The experience of the plans differs from those anticipated by the selected economic and demographic hypotheses.
●	Changes in economic and demographic assumptions.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-125

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 21 – Provisions, continued

●	Expected increases or decreases as a natural part of the functioning of the methodology for these calculations (for example, the end of the amortization period or additional costs based on the financing situation of the plan).
●	Changes in the characteristics of the applicable plan or law, and with respect thereto, there are no significant events affecting the results presented since the last assessment.

The following is a detail of future payments for the year 2020 and 2019:

	Long-term		Retroactive	Retirement
	termination		unemployment	benefit
2020	benefits	Pension plan	plan	plan
	MCh$	MCh$	MCh$	MCh$
Fiscal year 2021	953	2,614	65	72
Fiscal year 2022	1,105	2,471	56	42
Fiscal year 2023	1,105	2,410	66	48
Fiscal year 2024	877	2,388	29	38
Fiscal year 2025	786	2,360	15	40
Fiscal year 2026-2030 (combined)	4,612	11,161	43	197

	Long-term		Retroactive
	termination		unemployment	Retirement
2019	benefits	Pension plan	plan	benefit plan
	MCh$	MCh$	MCh$	MCh$
Fiscal year 2020	948	3,116	69	64
Fiscal year 2021	1,058	2,960	16	28
Fiscal year 2021	1,250	2,793	70	47
Fiscal year 2023	1,245	2,725	77	50
Fiscal year 2024-2031 (combined)	915	2,698	29	42
Fiscal year 2025-2031 (combined)	5,134	12,844	71	222

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-126

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 22 - Other liabilities and liabilities directly associated with non-current assets held for sale

a)    As of December 31, 2020 and 2019 the other liabilities are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Accounts and notes payable (1)	310,713	382,271
Dividends payable	246	267
Unearned income (2)	5,946	5,644
Unearned fees	7,690	8,321
Payables due to brokerage transactions	24,572	140,799
Collateral for financial transactions (threshold)	308,674	116,654
Other liabilities	42,193	54,958
Totals	700,034	708,914

(1)	Obligations other than those directly related to the business operations, such as payable withholding taxes, payable social security contributions, balances due on purchases of materials, balances due on obligations under lease agreements for the acquisition of fixed assets, accounts payable for expenses, and others.
(2)	It corresponds to commissions associated with financial advisory and insurance brokerage businesses that must be deferred in accordance with applicable regulations.
b)	As of December 31, 2020 and 2019 there are no liabilities directly associated with non-current assets held for sale.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-127

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 23 - Contingencies, Commitments, and Responsibilities

a)    Lawsuits and Legal Proceedings

Lawsuits against the Bank with provision

As of the date of issuance of these Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Notwithstanding the above, provisions for MCh$545 and MCh$280 as of December 31, 2020 and December 31, 2019, respectively have been established in the Consolidated Financial Statements.

Other lawsuits against the Bank without provision

Other legal actions have been filed against the Bank and its subsidiaries involving transactions carried out in the ordinary course of business. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$22,737 as of December 31, 2020 and MCh$22,207 as of December 31, 2019. In Management’s opinion based on reports from the Legal Division as of December 31, 2020, considering the procedural status of these lawsuits, it is not possible at the moment to conclude whether they may result in significant losses not contemplated by the Bank in the Consolidated Financial Statements.

Itaú Corpbanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets.

Such claims amount, in the aggregate, to MCh$35,043 as of December 31, 2020 (MCh$38,503 as of December, 2019). According to the evaluation of the expected results in each lawsuit the Bank has recorded a provision of MCh$94 as of December 31, 2020 (MCh$141 as of December 31, 2019).

b)    Commitments

Transaction Agreement

On January 29, 2014, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada ( both together “CorpGroup”), Itaú-Unibanco Holding S.A., Corpbanca, and Banco Itaú Chile, subscribed a contract called “Transaction Agreement”, in accordance to the contract, they agreed a strategic association of its operations in Chile and Colombia. This strategic association gave rise to the merger of Corpbanca and Banco Itaú Chile, which was renamed “Itaú Corpbanca” and took place on April 1, 2016

The Transaction Agreement (from January 2014 and its subsequent modifications) also contemplates that on January 28, 2022 Itaú Corpbanca will purchase from CorpGroup the 12.36% of shares in Itaú Corpbanca Colombia, equivalent to the participation that CorpGroup held (directly or through other entities) in said entity at the merger date, corresponding to 93,306,684 shares. The purchase price agreed will be US$3.5367 per share, amounting to US$329,997,749.30, plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2.7% minus the sum of the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup for the corresponding shares. This agreement, as explicitly noted, is subject to the prior approvals from the regulators, as applicable, in Chile and abroad.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-128

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

Acquisition of the MCC entities

In accordance with the Transaction Agreement executed on January 29, 2014 between Inversiones Corp Group Interhold SpA, Inversiones Saga Limitada (these last two, together “CorpGroup”), Itaú Unibanco Holding S.A., Corpbanca and Banco Itaú Chile, subsequently modified on June 2, 2015 and January 20, 2017, hereinafter the “Transaction Agreement”, Itaú Unibanco Holding S.A. assumed the obligation to transfer to Itaú Corpbanca, and the latter the obligation to acquire, 100% of its shares in MCC Securities Inc., MCC Asesorías S.A., and MCC S.A. Corredores de Bolsa (herein “MCC entities”) in accordance with the terms agreed upon and subject to normal terms and conditions for this kind of transactions.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-129

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 23 - Contingencies, Commitments, and Responsibilities, continued

c)	Contingent loans and provisions

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to grant loans together with the relevant allowances for loan losses:

	As of December 31,
	2020	2019
	MCh$	MCh$
Collateral and guarantees	437,396	548,521
Confirmed foreign letters of credit	2,207	509
Letters of credit issued	136,561	97,553
Documented guarantees	1,407,102	1,501,957
Available on demand credit lines	2,656,219	2,623,744
Other credit commitments	754,375	1,167,802
Totals	5,393,860	5,940,086

For information on provisions for contingent loans, see Note 21, letter b.

d)    Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from its regular course of business:

	As of December 31,
	2020	2019
	MCh$	MCh$
Third party operations
Collections	16,540	17,985
Transferred financial assets managed by the Bank	1,183,053	1,200,155
Third party funds under management	—	2,541,495
Subtotals	1,199,593	3,759,635
Custody of securities
Securities held in custody	2,269,967	5,229,078
Securities held in custody deposited in other entities	259	—
Securities issued by the Bank held in custody	105,585	131,648
Subtotals	2,375,811	5,360,726
Totals	3,575,404	9,120,361

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-130

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 23 - Contingencies, Commitments, and Responsibilities, continued

e)    Guarantees, Contingencies and other

Itaú Corpbanca

As a result of the financial needs generated by the Covid-19 pandemic, the Central Bank of Chile (BCCh) has implemented the new Conditional Funding Facility (FCIC) and the Liquidity Credit Line (LCL) as measures to support liquidity and credit access for the Chilean economy. The FCIC program is guaranteed by high credit quality loans and/or bonds issued by the BCCh. The FCIC program provides banks access to 4-year loans at the policy rate, with available funds size increasing as a function of additional loans and financial instruments pledged as collateral .This measure includes the possibility to substitute the financial instruments on which the collateral was initially pledged to the BCCh, if required.

As of December 31, 2020, the Bank has pledged 162 loans to guarantee the access to the new Conditional Funding Facility (FCIC) provided by the BCCh. The principal of the loans amounts to Ch$1,766,997 million, while the credit quality of the loans varies between A1 and A4 according to our loans rating policy, which are from the highest quality. Additionally, the Bank has pledged as collateral, financial instruments from the FVTOCI portfolio for an amount of Ch$319,213 million.

Itaú Corredores de Seguros S.A.

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial Market (Ex- Superintendency of Securities and Insurance), in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following insurance policies:

Entity	From	To	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04-15-2020	04-14-2021	60,000 and 500	Itaú Corredores de Seguros S.A.

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

Entity	From	To	Amount (UF)	Beneficiary
Itaú Corpbanca Chile	04-22-2020	04-22-2021	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A	04-22-2020	04-22-2022	4,000	Bolsa de Comercio de Santiago
Itaú Corpbanca Chile	04-22-2020	06-22-2021	10,000	Comisión para el Mercado Financiero

In addition, the Company has contracted a comprehensive insurance policy to provide for possible situations of operational fidelity. The detail of the comprehensive insurance policy is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Orión Seguros Generales S.A	06-26-2020	05-31-2021	5,000 and 10,000	Bolsa Electrónica de Chile

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-131

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 23 - Contingencies, Commitments, and Responsibilities, continued

The Company pledged the shares of the Santiago Stock Exchange in favor of said company, to guarantee compliance with the obligations with respect to transactions carried out with other brokers. The amount amounts to MCh$5,325 as of December 31, 2020 (MCh$18,479 as of December 31, 2019).

The Broker is registered in the Registry of Portfolio Administrators since November 22, 2017, for which it maintains a guarantee ticket in Itaú Corpbanca with an expiration date of June 22, 2021, for an amount of UF10,000 as representative of the beneficiaries of the guarantee in articles 98 and 99 of Law No. 20,172, in order to guarantee the faithful and full compliance of the Portfolio Administration obligations.

There are guarantees for ThUS$100 equivalent to ThCh$71, to guarantee operations with foreign traders Pershing.

As of December 31, 2020, the Broker maintains in the Santiago Stock Exchange, cash and fixed income securities to guarantee operations in the Securities Clearing and Settlement House for MCh$5,988 (MCh$9,067 as of December 31, 2019).

Itaú Administradora General de Fondos S.A.

On April 9, 2020, Itaú Administradora General de Fondos S.A. contracted a new guarantee certificate of UF10,000 in favor of Fundación DUOC Pontificia Universidad Católica de Chile, to guarantee faithful compliance with Articles 12, 13 and 14 of Law No. 20,712 on Administration of Third Party Funds and Individual Portfolios, maturing on January 10, 2021. Itaú Corpbanca is the representative of its beneficiaries.

Below are the guarantee slips and beneficiaries that Corpbanca Administradora General de Fondos S.A. maintains in effect to date, which were required to comply with the obligations of portfolio management contracts, their committees, Funds, payment of labor and social obligations with the contractor’s workers

Entity	From	To	Amount (UF)	Amount (MCh$)	Beneficiary
Banco Santander Chile	06-02-2017	08-31-2021	15,000	—	Corporación de Fomento de la Producción CORFO
Banco Santander Chile	08-14-2017	08-30-2021	500	—	Corporación de Fomento de la Producción CORFO
Itaú-Corpbanca	07-02-2020	07-01-2021	—	50	Ferrocarriles del Estado

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-132

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 24 - Equity

a) Movements in equity accounts and reserves (attributable to the equity holders of the Bank):

As of December 31, 2020, 2019 and 2018, the paid-in capital of the Bank is represented by common shares subscribed and paid, with no par value, and its motion presented below:

	Common shares
	2020	2019	2018
	(number)	(number)	(number)
Issued as of January 1,	512,406,760,091	512,406,760,091	512,406,760,091
Issuance of paid shares	—	—	—
Increase in share for Itaú-Corpbanca business combination	—	—	—
Issuance of shares pending payment	—	—	—
Repurchase of own shares	—	—	—
Sale of own shares	—	—	—
Issued as of December 31,	512,406,760,091	512,406,760,091	512,406,760,091

●	Subscribed and paid shares

As of December 31, 2020, 2019 and 2018, the Bank has a capital in the amount of MCh$1,862,826, consisting of 512,406,760,091 common shares subscribed and paid, with no par value.

●	Purchase and sale of own shares

During the years ended December 31, 2020 and 2019, there were no transactions to buy and sell shares of own issuance.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-133

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 24 – Equity, continued

●	List of major shareholders

The shareholders list as of December 31, 2020, 2019 and 2018, is as follows:

	Shares
	2020		2019			2018
	Number of	Ownership	Number of		Ownership	Number of		Ownership
Company name or shareholder name	shares	%	shares		%	shares		%
Itaú Unibanco	200,966,823,626	39.22%	195,408,043,473		38.14%	195,408,043,473		38.14%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411		22.45%	115,039,610,411		22.45%
ITB Holding Brasil Participaçoes Ltda.	62,567,655,359	12.21%	57,008,875,206		11.13%	57,008,875,206		11.13%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836		2.13%	10,908,002,836		2.13%
CGB III SpA	1,800,000,000	0.35%	1,800,000,000		0.35%	1,800,000,000		0.35%
Saga II SpA	7,000,000,000	1.37%	7,000,000,000		1.37%	7,000,000,000		1.37%
Saga III SpA	3,651,555,020	0.71%	3,651,555,020		0.71%	3,651,555,020		0.71%

Saieh Family	140,835,760,455	27.49%	146,394,540,608		28.57%	146,394,540,608		28.57%
Corp Group Banking S.A.	136,127,850,073	26.57%	136,127,850,073		26.57%	136,127,850,073		26.57%
Compañía Inmobiliaria y de Inversiones Saga SpA (1)	4,707,910,382	0.92%	10,266,690,535		2.00%	10,266,690,535		2.00%

International Finance Corporation	17,017,909,711	3.32%	17,017,909,711		3.32%	17,017,909,711		3.32%

Others	153,586,266,299	29.97%	153,586,266,299		29.97%	153,586,266,299		29.97%
Stock brokers	80,382,817,848	15.69%	63,397,824,244		12.37%	55,791,614,655		10.89%
ADR holders and foreign investors	35,127,077,810	6.86%	50,376,882,652		9.83%	42,838,887,354		8.36%
Local institutional investors	25,351,261,131	4.95%	27,989,426,434	—	5.46%	26,979,482,570	—	5.26%
Santo Domingo Group	—	—%	11,822,132,969		2.31%	9,817,092,180		1.92%
Other minority shareholders	12,725,109,510	2.47%	—		—%	18,159,189,540		3.54%
Totals	512,406,760,091	100%	512,406,760,091		100%	512,406,760,091		100%

(4)	As of December 31, 2019, includes 1,005,897,850 shares owned by Saga held in custody.

b)    Dividends

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 18, 2020, the shareholders agreed to distribute net income for MCh$127,065 representing 100% of the profits for 2019 (as filed with the CMF) and at an Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 19, 2019, the shareholders agreed to distribute profits for MCh$51,614, representing 30% of the 2018 net income (as filed with the CMF).

	Income	Allocated to
	attributable to	reserves and				Dividend per
	equity holders	retained	Allocated to	Percentage		share
Years	(*)	earnings (*)	dividends	distributed	Number of shares	(in pesos)
	MCh$	MCh$	MCh$	%
Year 2019 (Shareholders’ Meeting March 2020)	127,065	—	127,065	100%	512,406,760,091	0.24798
Year 2018 (Shareholders’ Meeting March 2019)	172,047	120,433	51,614	30%	512,406,760,091	0.10073

(*)   According to the Consolidated Financial Statements filed with the CMF.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-134

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 24 – Equity, continued

As of December 31, 2020 and 2019 and for the year ended December 31, 2020, 2019 and 2018, the basic earnings and diluted earnings are as follows:

	As of and for the years ended December 31,
	2020		2019		2018
	N° of Shares	Amount	N° of Shares	Amount	N° of Shares	Amount
	Millions	MCh$	Millions	MCh$	Millions	MCh$
Basic earnings per share
Net income for the year	—	(808,784)	—	113,684	—	171,331
Weighted average number of outstanding shares	512,407	—	512,407	—	512,407	—
Assumed convertible debt conversion	—	—	—	—	—	—
Adjusted number of outstanding shares	512,407	—	512,407	—	512,407	—
Basic earnings per share (Chilean pesos)	—	(1.578)	—	0.222	—	0.334
Diluted earnings per share
Net income for the year	—	(808,784)	—	113,684	—	171,331
Weighted average number of outstanding shares	512,407	—	512,407	—	512,407	—
Dilutive effects
Assumed convertible debt conversion	—	—	—	—	—	—
Conversion of common shares	—	—	—	—	—	—
Options rights	—	—	—	—	—	—
Adjusted number of shares	512,407	—	512,407	—	512,407	512,407
Diluted earnings per share (Chilean pesos)	—	(1.578)	—	0.222	—	0.334

During the years ended December 31, 2020, 2019 and 2018, there were no dilutive effects.

c)    Valuation accounts

Financial instruments at FVTOCI: It includes accumulated net changes in the fair value of investments at FVTOCI for the years ended on December 31, 2020, 2019 and 2018

Hedge of net investment in foreign operations: Corresponds to adjustments for hedges of net investments in foreign operations.

Cash flows hedge: It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results of the period.

Exchange differences on investments in Colombia and New York branch: It includes the effects of converting the financial statements of the New York branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Bank Itaú Corpbanca (Chilean peso).

Defined benefits obligations: This includes the effects of complying with IAS 19 “Employees Benefit”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-135

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 24 – Equity, continued

The following are the equity effects and income taxes for years ended December 31, 2020, 2019 and 2018:

				Exchange
				differences on
			Hedge of net	investment in
	Debt		investments in	Colombia and	Defined	Equity
	instruments	Cash flow	foreign	New York	benefits	instruments
As of December 31, 2020	at FVTOCI	hedge	operations	branch	obligations	at FVTOCI	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other comprehensive income (loss) before income taxes
Opening balances as of January 1, 2020	37,484	(822)	(17,383)	37,328	(6,484)	1,739	51,862
Effects for the year	(4,330)	(7,799)	80,722	(64,169)	(1,632)	310	3,102
Transfer of gain on disposal of equity investments at fair value through other comprehensive income to retained earnings	—	—	—	12	—	(389)	(377)
Ending balances as of December 31, 2020	33,154	(8,621)	63,339	(26,829)	(8,116)	1,660	54,587

Income taxes related to components of other comprehensive income (loss)
Opening balances as of January 1, 2020	(12,705)	(465)	6,627	—	1,798	—	(4,745)
Effects for the period	(55)	(1,602)	(21,795)	—	434	—	(23,018)
Ending balances as of December 31, 2020	(12,760)	(2,067)	(15,168)	—	2,232	—	(27,763)
Net balances as of December 31, 2020	20,394	(10,688)	48,171	(26,829)	(5,884)	1,660	26,824

				Exchange
				differences on
			Hedge of net	investment in
	Debt		investments	Colombia and	Defined	Equity
	instruments	Cash flow	in foreign	New York	benefits	instruments
As of December 31, 2019	at FVTOCI	hedge	operations	branch	obligations	at FVTOCI	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other comprehensive income (loss) before income taxes
Opening balances as of January 1, 2019	16,459	5,559	29,403	(19,119)	(3,236)	1,334	30,400
Effects for the year	21,025	(6,381)	(46,786)	56,487	(3,248)	540	21,637
Transferof hain on disponsal of equity investments at fair value through other comprehensive income to retainedearnings	—	—	—	(40)	—	(135)	(175)
Ending balances as of December 31, 2019	37,484	(822)	(17,383)	37,328	(6,484)	1,739	51,862

Income taxes related to components of other comprehensive income (loss)
Opening balances as of January 1, 2019	(6,904)	(280)	(7,746)	—	689	—	(14,241)
Effects for the year	(5,801)	(185)	14,373	—	1,109	—	9,496
Ending balances as of December 31, 2019	(12,705)	(465)	6,627	—	1,798	—	(4,745)

Net balances as of December 31, 2019	24,779	(1,287)	(10,756)	37,328	(4,686)	1,739	47,117

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-136

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 24 – Equity, continued

				Exchange
				differences on
			Hedge of net	investment
	Debt		investments	in Colombia	Defined	Equity
	instruments	Cash flow	in foreign	and New York	benefits	instruments
As of December 31, 2018	at FVTOCI	hedge	operations	branch	obligations	at FVTOCI	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other comprehensive income (loss) before income taxes
Opening balances as of January 1, 2018	16,592	(5,730)	64,741	(57,485)	(2,736)	—	15,382
Changes due initial adoption IFRS 9	481	—	—	—	—	1,015	1,496
Restated opening balances as of January 1, 2018	17,073	(5,730)	64,741	(57,485)	(2,736)	1,015	16,878
Effects for the period	(614)	11,289	(35,338)	38,366	(500)	319	13,522
Ending balances as of December 31, 2018	16,459	5,559	29,403	(19,119)	(3,236)	1,334	30,400

Income taxes related to components of other comprehensive income (loss)
Opening balances as of January 1, 2018	(4,937)	1,389	(17,287)	—	718	—	(20,117)
Changes due initial adoption IFRS 9	(499)	—	—	—	—	—	(499)
Restated opening balances as of January 1, 2018	(5,436)	1,389	(17,287)	—	718	—	(20,616)
Effects for the period	(1,468)	(1,669)	9,541	—	(29)	—	6,375
Ending balances as of December 31, 2018	(6,904)	(280)	(7,746)	—	689	—	(14,241)

Net balances as of December 31, 2018	9,555	5,279	21,657	(19,119)	(2,547)	1,334	16,159

d)    Reserves

This item corresponds to “Other non-earnings reserves” corresponding to the adjustments recorded as a result of the business combination between Banco Itaú Chile and Corpbanca for MCh$744,838 as of December 31, 2020 and 2019, and reserves from Banco Itaú Chile before the business combination for MCh$451,011 as of December 31, 2020 and 2019.

e)    Retained earnings from prior years

This item corresponds to profits for the years ended December 31, 2020 and 2019 not distributed to shareholders for a total of MCh$37,533 and MCh$50,362. In consideration of the net loss recorded as of December 31, 2020 and according to local regulations (which do not contradict IFRS), it is important to consider that the accumulated losses must be absorbed, at the time of the opening balance of the next year, against retained earnings and reserves, in case retained earnings are not sufficient.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-137

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 24 – Equity, continued

f)    Non-controlling interest

This corresponds to the net amount of equity in the consolidated subsidiaries attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the year is detailed as follows:

As of December 31, 2020				Other Comprehensive Income
						Hedge of
					Exchange	net
				Financial	differences	investment	Cash	Defined		Total other	Total
	Non-		Net	instruments at	on	in foreign	flows	benefits	Deferred	comprehensive	comprehensive
Subsidiaries	controlling	Equity	income	FVTOCI (1)	translation	operations	hedge	obligations	Tax	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A. (1)	20.200%	404	(33)	—	—	—	—	—	—	—	(33)
Itaú Corpbanca Colombia S.A. and subsidiaries	12.900%	68,683	(17,338)	(3,859)	(7,602)	—	2,117	1,629	(272)	(7,987)	(25,325)
Totals		69,087	(17,371)	(3,859)	(7,602)	—	2,117	1,629	(272)	(7,987)	(25,358)

(1)	Financial instruments at FVOCI include debt instruments for MCh$3,807 and equity instruments MCh$52 loss.

As of December 31, 2019				Other Comprehensive Income
Hedge of
					Exchange	net
				Financial	differences	investment	Cash	Defined		Total other	Total
	Non-		Net	instruments at	on	in foreign	flows	benefits	Deferred	comprehensive	comprehensive
Subsidiaries	controlling	Equity	income	FVTOCI (2)	translation	operations	hedge	obligations	Tax	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.200%	478	125	—	—	—	—	—	—	—	125
Itaú Corpbanca Colombia S.A. and subsidiaries (2)(3)	12.900%	93,967	10,713	952	17,368	—	(411)	(1,184)	331	17,056	27,769
Itaú Corredores de Seguros S.A.	—%	—	—	—	—	—	—	—	—	—	—
Totals		94,445	10,838	952	17,368	—	(411)	(1,184)	331	17,056	27,894

(2)	Financial instruments at FVOCI include debt instruments for MCh$678 loss and equity instruments MCh$274 gain.
(3)	On December 3, 2019, after obtaining regulatory approvals from banking supervisors in Chile, Colombia and Brazil, Itaú Corpbanca completed the acquisition of the Itaú Corpbanca Colombia shares owned by Helm LLC and Kresge Stock Holding Company Inc. As a result of these acquisitions, Itaú Corpbanca owns approximately 87.10% of the shares of Itaú Corpbanca Colombia.

As of December 31, 2018				Other Comprehensive Income
						Hedge of
					Exchange	net
				Financial	differences	investment	Cash	Defined		Total other
	Non-		Net	instruments at	on	in foreign	Flows	benefits	Deferred	comprehensive	Comprehensive
Subsidiaries	controlling	Equity	income	FVTOCI (4)	translation	operations	hedges	obligations	Tax	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.200%	409	15	—	—	—	—	—	—	—	15
Itaú Corpbanca Colombia S.A. y filiales (4)	33.721%	217,673	(4,500)	(664)	10,244	(1,195)	—	(254)	305	8,436	3,936
Itaú Corredores de Seguros S.A. (5)	—%	—	8	—	—	—	—	—	—	—	8
Totals		218,082	(4,477)	(664)	10,244	(1,195)	—	(254)	305	8,436	3,959

(4)	Financial instruments at FVOCI includes debt instruments for MCh$827 loss and equity instruments MCh$163 gain.
(5)	On April 1, 2018, the merger of Corpbanca Corredores de Seguro S.A. and Itaú Chile Corredora de Seguros Limitada through the absorption of this last entity in the first took place, being its new name Itaú Corredores de Seguros S.A. On September 10, 2018, Itaú Corpbanca acquired 127,901 shares from minority investors. As a result, the Bank and its subsidiaries own a 100% of the Company shares.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-138

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 24 – Equity, continued

(6)	On December 10, 2018, Itaú Corpbanca acquired 1 share from minority investors. As a result, the Bank and its subsidiaries own a 100% of the Company shares.
(7)	On July 4, 2018, Itaú Asesorías Financieras acquired 2 shares from minority investors. As a result, the Bank and its subsidiaries own a 100% of the Company shares.

The following table shows the non-controlling interest movements for the year ended December 31, 2020, 2019 and 2018:

	As of December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$
Opening balances as of January 1,	94,445	218,082	217,280
Changes due to initial application of IFRS 9	—	—	(3,157)
Restated opening balances as of January 1,	94,445	218,082	214,123
Increase participation in Colombia	—	(151,531)	—
Comprehensive income	(25,358)	27,894	3,959
Ending balances as of December 31,	69,087	94,445	218,082

Details for the main subsidiary of Itaú Corpbanca with non-controlling interest are as follows:

		As of December 31,
		2020		2019
		Group	Non-controlling	Group	Non-controlling
Entity Name	Country	participation	participation	participation	participation
Itaú Corpbanca Colombia S.A. and subsidiaries	Colombia	87.100%	12.900%	87.100%	12.900%

Summarized financial information for the main subsidiary with non-controlling interest, is as follows:

	As of December 31,
Summary Statements of Financial Position	2020	2019
	MCh$	MCh$
Current assets	5,177,419	5,383,819
Current liabilities	(3,184,281)	(3,112,252)
Net current assets (liabilities)	1,993,138	2,271,567

Non-current assets	856,927	1,174,958
Non-current liabilities	(2,286,951)	(2,729,714)
Net non-current assets (liabilities)	(1,430,024)	(1,554,756)

Total net assets (liabilities)	563,114	716,811

Accumulated non-controlling interest	68,683	93,967

	For the years ended December 31,
Summary Income Statements	2020	2019
	MCh$	MCh$
Interest income and readjustments	418,477	528,150
Income for the year	(101,498)	16,490
Non-controlling interests income	(17,338)	10,713

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-139

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 24 – Equity, continued

	For the years ended December 31,
Summary Cash Flows Statements	2020	2019
	MCh$	MCh$

Net cash flows provided by (used in) operating activities	(109,188)	(359,168)
Net cash flows provided by (used in) investing activities	27,673	111,607
Net cash flows provided by (used in) financing activities	74,137	115,303
Net increase (decrease) in cash flows	(7,378)	(132,258)

g) Consolidated comprehensive income for the years ended December 31, 2020, 2019 and 2018 hfs
	2020
	Equity holders	Non-controlling
Concepts	of the Bank	interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the year	(808,784)	(17,371)	(826,155)
Other comprehensive income (loss) before income taxes
Debt instruments at fair value through other comprehensive income	(4,330)	(3,905)	(8,235)
Hedge of net investment in foreign operations	80,722	—	80,722
Cash flows hedge	(7,799)	2,117	(5,682)
Exchange differences	(64,169)	(7,602)	(71,771)
Changes in the fair value of equity investments at fair value through other comprehensive income	310	46	356
Defined benefits obligation	(1,632)	1,629	(3)
Subtotals	3,102	(7,715)	(4,613)
Income taxes
Debt instruments at fair value through other comprehensive income	(55)	1,613	1,558
Hedge of net investment in foreign operations	(21,795)	—	(21,795)
Cash flows hedge	(1,602)	(1,432)	(3,034)
Defined benefits obligation	434	(453)	(19)
Subtotals	(23,018)	(272)	(23,290)
Other comprehensive loss for the year	(19,916)	(7,987)	(27,903)
Comprehensive loss for the year	(828,700)	(25,358)	(854,058)

	2019
	Equity holders	Non-controlling
Concepts	of the Bank	interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the year	113,684	10,838	124,522
Other comprehensive income (loss) before income taxes
Debt instruments at fair value through other comprehensive income	21,025	678	21,703
Hedge of net investment in foreign operations	(46,786)	—	(46,786)
Cash flow hedge	(6,381)	(411)	(6,792)
Exchange differences	56,487	17,368	73,855
Changes in the fair value of equity investments at fair value through other comprehensive income	540	274	814
Defined benefits obligation	(3,248)	(1,184)	(4,432)
Subtotals	21,637	16,725	38,362
Income taxes
Debt instruments at fair value through other comprehensive income	(5,801)	(125)	(5,926)
Hedge of net investment in foreign operations	14,373	—	14,373
Cash flow hedge	(185)	23	(162)
Defined benefits obligation	1,109	433	1,542
Subtotals	9,496	331	9,827
Other comprehensive income for the year	31,133	17,056	48,189
Comprehensive income for the year	144,817	27,894	172,711

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-140

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 24 – Equity, continued

	2018
	Equity holders	Non-controlling
Concepts	of the Bank	interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the year	171,331	(4,477)	166,854
Other comprehensive income (loss) before income taxes
Debt instruments at fair value through other comprehensive income	(614)	(827)	(1,441)
Net investment in foreign operations hedges	(35,338)	(1,195)	(36,533)
Cash flow hedges	11,289	—	11,289
Exchange differences	38,366	10,244	48,610
Changes in the fair value of equity investments at fair value through other comprehensive income	319	163	482
Defined benefits obligations	(500)	(254)	(754)
Subtotals	13,522	8,131	21,653
Income taxes
Debt instruments at fair value through other comprehensive income	(1,468)	(704)	(2,172)
Net investment in foreign operations hedges	9,541	1,024	10,565
Cash flows hedges	(1,669)	—	(1,669)
Defined benefits obligations	(29)	(15)	(44)
Subtotals	6,375	305	6,680
Other comprehensive income (loss) for the year	19,897	8,436	28,333
Comprehensive income (loss) for the year	191,228	3,959	195,187

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-141

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 25 - Interest Income and Interest Expense

This item comprises interest accrued in the year by all financial assets and liabilities, interest income and expenses, whose implicit or explicit performance is measured by applying the effective interest rate method, independently if these are measured at fair value, as well as the effects from accounting hedges, which are part of the interest income and expenses included in the Consolidated Statement of Income (Loss) for the year.

a)    The composition of interest income and inflation-indexing for the years ended December 31, 2020, 2019 and 2018 is as follows:

	For the years ended December 31,
	2020			2019			2018
		Inflation			Inflation			Inflation
	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under agreements to resell	3,567	—	3,567	4,996	(2)	4,994	4,988	—	4,988
Interbank loans	1,541	—	1,541	4,361	—	4,361	5,013	—	5,013
Commercial loans	732,791	116,425	849,216	850,212	119,461	969,673	816,193	115,468	931,661
Mortgage loans	189,833	116,993	306,826	202,945	107,352	310,297	196,598	107,364	303,962
Consumer loans	323,836	130	323,966	379,030	135	379,165	372,148	194	372,342
Financial investments	58,083	20,955	79,038	79,114	15,539	94,653	101,274	19,060	120,334
Other interest income	7,624	1,821	9,445	17,588	2,543	20,131	10,882	9,850	20,732
Gain (loss) from accounting hedges (*)	25,980	(49,905)	(23,925)	(9,634)	—	(9,634)	(19,715)	—	(19,715)
Totals	1,343,255	206,419	1,549,674	1,528,612	245,028	1,773,640	1,487,381	251,936	1,739,317

b)    For the years ended December 31, 2020, 2019 and 2018, the detail of the amount of interest and inflation-indexation adjustment expense is as follows:

	For the years ended December 31,
	2020			2019			2018
		Inflation			Inflation			Inflation
	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(46,530)	(312)	(46,842)	(52,181)	(220)	(52,401)	(49,536)	(141)	(49,677)
Obligations under repurchase agreements	(8,621)	(1)	(8,622)	(26,349)	—	(26,349)	(29,660)	(4)	(29,664)
Time deposits and other time liabilities	(254,633)	(7,764)	(262,397)	(369,048)	(8,560)	(377,608)	(370,206)	(15,528)	(385,734)
Interbank borrowings	(55,541)	—	(55,541)	(81,557)	—	(81,557)	(69,054)	(206)	(69,260)
Debt instruments issued	(200,911)	(129,539)	(330,450)	(212,346)	(130,127)	(342,473)	(199,420)	(122,832)	(322,252)
Other financial liabilities	(215)	—	(215)	(501)	—	(501)	(752)	—	(752)
Lease obligations	(4,923)	4	(4,919)	(5,034)	(92)	(5,126)	—	—	—
Other Interest expense	(84)	(7,543)	(7,627)	(79)	(3,227)	(3,306)	(397)	(4,292)	(4,689)
Gain (loss) from hedge accounting (*)	33,376	—	33,376	16,099	—	16,099	10,374	—	10,374
Totals	(538,082)	(145,155)	(683,237)	(730,996)	(142,226)	(873,222)	(708,651)	(143,003)	(851,654)

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-142

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

a)    Fee and commission income

This item comprises the financial income for the year corresponding to remunerations generated by the services rendered by the Bank and its subsidiaries and corresponds to the following items:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	1,990	1,553	5,292
Fees and commissions from guarantees and letters of credit	20,043	15,147	15,317
Fees and commissions from card services	58,359	75,574	72,932
Fees and commissions from accounts management	12,438	15,406	11,512
Fees and commissions from collections and payments	24,419	23,921	20,359
Fees and commissions from brokerage and securities management	9,365	9,844	10,966
Fees and commissions from asset management	23,086	25,845	24,718
Compensation for insurance brokerage	30,097	35,783	36,693
Investment banking and advisory fees	7,471	20,657	19,403
Fees and commissions from student loans ceded	5,639	5,735	5,300
Commissions on loan transactions	742	893	651
Commissions for mortgage loans	39	1,300	1,486
Other fees from services rendered	6,838	10,321	10,982
Other commissions earned	3,852	2,217	2,345
Totals	204,378	244,196	237,956

b)    Fee and commission expense

This item includes expenses for commissions accrued during the year from operations, and corresponds to the following items:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$
Compensation for cards transactions	(38,822)	(55,232)	(35,676)
Fees and commissions for securities transactions	(4,660)	(2,716)	(2,963)
Commissions paid for foreign trade transactions	(2,438)	(2,300)	(2,550)
Commissions paid for customer loyalty program benefits	(11,082)	(3,725)	(2,607)
Commissions paid for services to customers management	(1,808)	(3,905)	(3,455)
Other commissions paid	(4,569)	(1,914)	(4,576)
Totals	(63,379)	(69,792)	(51,827)

Commissions earned on loans with mortgage finance bonds are recorded in the Consolidated Statement of Income (Loss) under “Interest income.”

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-143

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 26 - Fee and Commission Income and Expense, continued

c)    Below are the income and expenses for commissions generated by segment and the revenue recognition calendar for ordinary activities, for the year ended December 31, 2020 according to IFRS 15.

				Revenue recognition calendar
	Segments			for ordinary activities
					Transferred
				Transferred	at a point in	Accrual
	Chile	Colombia	Total	over time	time	model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	1,870	120	1,990	1,990	—	—
Fees and commissions from guarantees and letters of credit	16,077	3,966	20,043	20,043	—	—
Fees and commissions from card services	35,234	23,125	58,359	—	58,359	—
Fees and commissions from accounts management	10,906	1,532	12,438	—	12,438	—
Fees and commissions from collections and payments	12,244	12,175	24,419	—	10,500	13,919
Fees and commissions from brokerage and securities management	4,375	4,990	9,365	—	9,365	—
Fees and commissions from asset management	12,641	10,445	23,086	—	23,086	—
Compensation for insurance brokerage	29,025	1,072	30,097	—	1,072	29,025
Investment banking and advisory fees	7,237	234	7,471	223	7,248	—
Fees and commissions from student loans ceded	5,639	—	5,639	—	5,639	—
Commissions on loan transactions	616	126	742	—	742	—
Commissions for mortgage loans	39	—	39	—	39	—
Other commissions earned	6,371	4,319	10,690	—	10,690	—
Totals	142,274	62,104	204,378	22,256	139,178	42,944

				Revenue recognition calendar
	Segments			for ordinary activities
					Transferred
				Transferred	at a point in	Accrual
	Chile	Colombia	Total	over time	time	model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Compensation for cards transactions	(17,687)	(21,135)	(38,822)	—	(38,822)	—
Fees and commissions for securities transactions	(3,604)	(1,056)	(4,660)	—	(4,660)	—
Commissions paid for foreign trade transactions	—	—	—	—	—	—
Commissions paid for customer loyalty program benefits	—	—	—	—	—	—
Commissions paid for services to customers management	—	—	—	—	—	—
Other commissions paid	(12,843)	(7,054)	(19,897)	—	(19,897)	—
Totals	(34,134)	(29,245)	(63,379)	—	(63,379)	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-144

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 27 - Net Income (Expense) from Financial Operations

This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof.

Net income (expense) from financial operations in the Consolidated Statements of Income for the year is as follows:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$
Trading instruments (securities)	23,696	17,287	2,527
Financial derivative contracts (trading)	40,714	77,040	152,732
Sale of loans and accounts receivable from customers (*)	6,476	14,588	1,602
Net gain on sale of financial instruments at fair value through other comprehensive income	58,092	35,489	13,765
Net result of ineffectiveness and discontinuation of hedge accounting	(19,890)	(2,597)	—
Others	1,799	1,827	2,129
Totals	110,887	143,634	172,755

(*)    See details Note 10, letter d.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-145

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 28 - Net Foreign Exchange Gain (Loss)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in foreign currency at the time of their disposal. Net foreign exchange gains (losses) details are as follows:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$
Net foreign exchange gain (loss)
Gain (loss) on net foreign currency exchange positions	(50,822)	37,404	(64,278)
Other foreign currency exchange gains (losses)	2,651	4,128	5,421
Subtotals	(48,171)	41,532	(58,857)
Net exchange rate adjustments gain (loss)
Adjustments for loans and accounts receivable from customers	(538)	702	93
Adjustment for investment instruments	—	—	105
Adjustment for other assets and liabilities	(4)	2	(322)
Net gain (loss) from hedge accounting	(25,751)	(14,610)	41,016
Subtotals	(26,293)	(13,906)	40,892
Totals	(74,464)	27,626	(17,965)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-146

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 29 - Provisions for Impairment of Financial Assets

The movement registered in income for the year related to allowances and impairment due to credit risk, for the year ended December 31, 2020 and 2019, is summarized as follows:

					Financial	Financial
	Interbank	Loans and accounts receivable from customers at amortized cost			instruments at	instruments at	Contingent
2020	loans	Commercial	Mortgage	Consumer	FVTOCI	amortized cost	loans	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loss for provisions established	(10)	(541,857)	(27,516)	(223,664)	(250)	(86)	(16,366)	(809,749)
Income for provisions released	218	173,955	9,667	86,312	1,649	9	10,861	282,671
Recovery of loans previously charged-off	—	25,511	2,558	32,779			—	60,848
Net charge to income	208	(342,391)	(15,291)	(104,573)	1,399	(77)	(5,505)	(466,230)

					Financial	Financial
	Interbank	Loans and accounts receivable from customers at amortized cost			instruments at	instruments at	Contingent
2019	loans	Commercial	Mortgage	Consumer	FVTOCI	amortized cost	loans	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loss for provisions established	(507)	(423,043)	(35,031)	(279,002)	(2,223)	(9)	(25,577)	(765,392)
Income for provisions released	765	178,243	9,102	89,247	19	—	46,673	324,049
Recovery of loans previously charged-off	—	22,213	2,791	33,661	—	—	—	58,665
Net charge to income	258	(222,587)	(23,138)	(156,094)	(2,204)	(9)	21,096	(382,678)

					Financial	Financial
	Interbank	Loans and accounts receivable from customers at amortized cost			instruments at	instruments at	Contingent
2018	loans	Commercial	Mortgage	Consumer	FVTOCI	amortized cost	loans	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loss for provisions established	(344)	(634,886)	(78,185)	(562,620)	(25)	—	(14,511)	(1,290,571)	(*)
Income for provisions released	131	474,192	78,873	380,294	411	50	28,354	962,305	(*)
Recovery of loans previously charged-off	—	19,921	2,588	25,959	—	—	—	48,468
Net charge to income	(213)	(140,773)	3,276	(156,367)	386	50	13,843	(279,798)

(*)	The amounts in the Consolidated Statements of Cash Flows for the year are as follows:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$
Charge to income for provisions established	809,749	765,392	1,290,571
Credit to income for provisions used	(282,671)	(324,049)	(962,305)
	527,078	441,343	328,266

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-147

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 29 - Provisions for Impairment of Financial Assets, continued

The detail by type of loans, analyzed collectively and individually, which were constituted and released by way of provision, is as follows:

		As of December 31, 2020
	Note	Provision established	Provision released	Totals
		MCh$	MCh$	MCh$
Commercial		(541,857)	173,955	(367,902)
Mortgage		(27,516)	9,667	(17,849)
Consumer		(223,664)	86,312	(137,352)
Subtotals	10	(793,037)	269,934	(523,103)
Interbank loans, net	9	(10)	218	208
Totals		(793,047)	270,152	(522,895)

		As of December 31, 2019
	Note	Provision established	Provision released	Totals
		MCh$	MCh$	MCh$
Commercial		(423,043)	178,243	(244,800)
Mortgage		(35,031)	9,102	(25,929)
Consumer		(279,002)	89,247	(189,755)
Subtotals	10	(737,076)	276,592	(460,484)
Interbank loans, net	9	(507)	765	258
Totals		(737,583)	277,357	(460,226)

		As of December 31, 2018
		Provisions established
	Note	Provision established	Provision released	Totals
		MCh$	MCh$	MCh$
Commercial		(634,886)	474,192	(160,694)
Mortgage		(78,185)	78,873	688
Consumer		(562,620)	380,294	(182,326)
Subtotals	10	(1,275,691)	933,359	(342,332)
Interbank loans, net	9	(344)	131	(213)
Totals		(1,276,035)	933,490	(342,545)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-148

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 30 - Personnel Salaries and Expenses

Personnel salaries expenses for the years ended December 31, 2020, 2019 and 2018 are broken down as follows:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$
Personnel compensation	(185,677)	(181,431)	(176,083)
Bonuses or gratifications	(68,154)	(82,129)	(84,754)
Compensation for years of service	(17,292)	(12,830)	(12,477)
Training expenses	(931)	(825)	(804)
Health and life insurance	(2,831)	(2,910)	(2,590)
Other personnel expenses	(17,306)	(18,084)	(18,039)
Totals	(292,191)	(298,209)	(294,747)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-149

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 31 - Administrative Expenses

For the years ended as of December 31, 2020, 2019 and 2018, the composition of this item is as follows:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$
Administrative expenses	(181,514)	(177,919)	(214,666)
Maintenance and repair of fixed assets	(32,637)	(35,213)	(31,673)
Office lease	—	—	(36,201)
Equipment lease	—	—	(2,925)
Insurance payments	(17,428)	(16,389)	(20,704)
Office supplies	(1,756)	(1,679)	(1,885)
IT and communications expenses	(53,839)	(47,878)	(43,667)
Utilities and other services	(3,931)	(4,558)	(4,443)
Security and transportation of securities services	(6,754)	(5,232)	(5,250)
Representation and personnel travel expenses	(1,263)	(3,345)	(3,612)
Legal and notarial expenses	(21,675)	(20,384)	(15,112)
Technical report fees	(13,180)	(13,647)	(11,626)
Professional services fees	(1,629)	(1,656)	(1,825)
Fees for classification of titles	—	—	(134)
Fines	(133)	(1,947)	(6,059)
ATM maintenance and management services	(2,460)	(2,436)	(2,630)
Temporary external services	(372)	(1,032)	(545)
Postage and mailing expenses	(1,752)	(1,110)	(1,341)
Internal events	(330)	(648)	(248)
Commercial programs	(706)	(1,246)	(1,242)
Credit card management services	(1,180)	(4,051)	(3,102)
Other administrative expenses	(20,489)	(15,468)	(20,442)

Subcontracted services	(28,539)	(22,134)	(22,303)
Data processing	(10,929)	(12,990)	(13,044)
Products sales	(865)	—	(275)
Others	(16,745)	(9,144)	(8,984)

Board of Directors compensation	(1,310)	(1,350)	(1,529)

Marketing and advertising	(11,914)	(13,353)	(14,384)

Real estate taxes, contributions and levies	(34,476)	(34,125)	(38,854)
Real estate taxes	(347)	(286)	(393)
Patents	(1,353)	(1,206)	(1,121)
Other taxes (*)	(23,660)	(24,467)	(29,324)
Contributions to CMF	(9,116)	(8,166)	(8,016)
Totals	(257,753)	(248,881)	(291,736)

(*)    These amounts primarily correspond to taxes other than income taxes that affect Itaú Corpbanca Colombia and its subsidiaries (Colombian segment). These are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-150

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 32 - Depreciation, Amortization, and Impairment

a)    Depreciation and amortization

The amounts corresponding to charges to results for depreciation and amortization for the years ended December 31, 2020, 2019 and 2018, are detailed below:

		For the years ended December 31,
	Notes	2020	2019	2018
		MCh$	MCh$	MCh$
Depreciation of property, plant and equipment	14	(21,826)	(21,169)	(20,659)
Amortization of intangible assets	13	(74,625)	(74,140)	(66,158)
Depreciation of assets for right to use of assets	15	(29,993)	(31,857)	—
Totals		(126,444)	(127,166)	(86,817)

b)    Impairment

For the years ended December 31, 2020, 2019 and 2018, the composition of this item is as follows:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$
Impairment of financial investments at FVOCI	—	—	—
Impairment of financial investments at amortized cost	—	—	—
Subtotal financial assets	—	—	—
Impairment of intangible assets (1)	(38,849)	—	—
Impairment of intangibles generated in business combinations (2)	(113,911)	—	—
Impairment of goodwill (3)	(651,825)	—	—
Impairment of property, plant and equipment (4) (5) (6)	(10,294)	(728)	(28)
Subtotal Non-financial assets	(814,879)	(728)	(28)
Totals	(814,879)	(728)	(28)

(1)	Impairment of intangibles due to the integration of the systems in Chile: MCh$31,426 for systems and MCh$3,098 for projects. Also includes deterioration of systems and software in Colombia of MCh$4,325.
(2)	Impairment of intangibles generated in business combinations includes MCh$113,138 from Itaú Corpbanca Colombia and MCh$773 from Itaú Corredor de Seguros Colombia.
(3)	Impairment of Goodwill for MCh$412,356 in Chile CGU and MCh$239,469 in Colombia CGU.
(4)	Impairment of ATM equipment for MCh$24.
(5)	Impairment of fixed assets due to restructuring plan for MCh$867.
(6)	Impairment of improvements in leased properties due to restructuring due to the restructuring plan for MCh$9,403.

The Bank has defined two CGUs: CGU Chile (Itaú Corpbanca and its Chileans subsidiaries and subsidiary allocated in New York) and CGU Colombia (Itaú Corpbanca Colombia and its subsidiaries and Itaú Corredores de Seguros S.A.). These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by the Executive Committee (C-suite) because their contributions to the consolidated entity may be identified independently. It is worth mentioning that these CGUs are consistent with the Bank’s operating segments (see Note 4).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-151

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 32 - Depreciation, Amortization, and Impairment, continued

Carrying amount of these CGUs, in a pre-taxes basis before impairment losses recognition, is as follows:

	As of June 30,	As of December 31,
CGU	2020	2019
	MCh$	MCh$
Chile	2,261,620	2,366,517
Colombia	942,653	959,821

(*)	Includes the effects of the acquisition of minority interests in Colombia that took place on December 3, 2019. See Note 1, letter c)

b.1) Impairment test results and impairment losses recognition as of June 30, 2020

i)    Impairment test results

As a consequence of the aforementioned impairment evaluation process, Management concludes that the recoverable amount and carrying amounts ratio of the CGUs as of June 30, 2020 is as follows:

		As of June 30, 2020
Main assumptions		Chile	Colombia
Recoverable Amount / Carrying Value	(%)	86.81%	62.50%

The recoverable amount for each CGU corresponds to the value in use, the higher of the fair value less costs to sell and the value in use.

ii)   Assumptions used in calculations of the recoverable amount

The key assumptions used in calculating the recoverable amount, defined as those to which the calculation is most sensitive, are presented below:

		As of June 30, 2020
		2020
		Chile	Colombia
Perpetuity rate	(%)	5.20	6.50
Projected inflation rate	(%)	3.00	3.00
Discount rate	(%)	10.40	12.31
Loans growth	(%)	5.67 - 7.41	6.25 - 8.82
Solvency index limit	(%)	10.81 - 12.12	10.00 - 11.70

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-152

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 32 - Depreciation, Amortization, and Impairment, continued

iii)  Impairment loss recognition

As a result of the recent development of events described in Note 3 “Significant events”, recoverable amount for the CGUs was estimated at the end of the second quarter of 2020, resulting in the recognition of an impairment loss of Ch$765,736 million (Ch$731,189 net of deferred taxes) on the following assets of the respective CGUs as of June 30, 2020:

Impairmente of intangible assets (1)	CGU Chile	CGU Colombia	Totals
	MCh$	MCh$	MCh$
Goodwill impairment loss	(412,356)	(239,469)	(651,825)
Intangibles assets generated in a business combination impairment loss	—	(113,911)	(113,911)
Total impairment of Chile and Colombia CGUs	(412,356)	(353,380)	(765,736)

(1)	As reported in 2016 in the original recognition of the business combination between Banco Itaú Chile and Corpbanca, as described in Note 1, resulted in a registration of a goodwill not deductible for income tax purposes, therefore, the recognition of impairment loss does not generate effects on tax results. On the other hand, the intangibles assets generated in the business combination had an associated deferred tax liability of Ch$34,547 million, which generated an impact on income tax results equivalent to that amount, by recognizing the impairment. Considering the above, the effect on income net of taxes generated by the recognition of the impairment loss amounts to Ch$731,189 million, distributed between Ch$720,951 million attributable to the owners of the Bank and Ch$10,238 million attributable to non-controlling interest.

As of December 31, 2020, the Bank has updated the impairment test in order to determine the impairment at the end of this fiscal year and concluded that there was no need to record an additional goodwill impairment loss.

b.2) Goodwill impairment test as of December 31, 2020

i)    Goodwill allocation

The Goodwill allocated to each of the identified CGUs1 generated in the reverse acquisition described in Note 1, section “General Information – Background of Itaú Corpbanca and subsidiaries”, and the movements experienced during the year, are presented below:

Goodwill	Chile CGU	Colombia CGU
	MCh$	MCh$
Opening balances as of January 1, 2020	904,868	235,159
Exchange differences	—	4,310
Impairment (1)	(412,356)	(239,469)
Ending balances as of December 31, 2020	492,512	—

(1)	Goodwill generated by the acquisition of a business combination (Colombia) is expressed in the functional currency of the aforementioned business (Colombian peso), converted at the closing exchange rate (exchange rate COP to Ch$ for the purpose of accounting recognition in Chile) in accordance with IAS 21 "Effects of Changes in Exchange Rates of the Foreign Currency" (see Note 13). Figures presented as of June 30, 2020 have been adjusted to their recoverable amount, recognizing an impairment loss in accordance with the aforementioned information.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-153

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 32 - Depreciation, Amortization, and Impairment, continued

ii)   Methodology used by the Bank

Consistent with the prior year, the recoverable amounts of Chile CGU and Colombia CGU have been determined using the dividend discount model. This methodology considers the cash flows that would be generated by dividends distributed to shareholders at perpetuity, discounted to their cost of capital rate as of the valuation date. Therefore, the economic value of equity can be estimated using cash flow projections derived from financial budgets and other assumptions approved by management.

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

iii)  Key assumptions used in calculating the recoverable amount.

The key assumptions used in calculating recoverable amount, defined as those variables to which the calculation is more sensitive, are presented below:

		As of December 31,
		2020		2019
		Chile	Colombia	Chile	Colombia
Perpetuity rate	(%)	5.20	—	5.20	6.50
Projected inflation rate (*)	(%)	3.00	—	3.00	3.00
Discount rate	(%)	9.50	—	10.00	11.30
Loans growth	(%)	7.00 – 10.00	—	9.05 – 10.28	9.70 – 10.30
Solvency index limit	(%)	12.77– 13.11	—	11.40 – 12.40	10.60 – 14.00

(*)    Corresponds to the long-term projected inflation rate.

●	Period of Projection and Perpetuity

When performing the goodwill impairment in 2020, cash flow projections are prepared for a period of 5 years from 2020 to 2025. After this period, the present value of cash flows for the year 2024 are calculated, projected to perpetuity using GDP growth rates expected for the markets in which the aforementioned CGUs operate.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-154

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 32 - Depreciation, Amortization, and Impairment, continued

●	Loans and deposits

Loans were projected considering an increase of around 7.3% per year in Chile. Anticipated changes in the product mix were also modeled for both countries. The deposit portfolio was projected using target reciprocity.

●	Income

Interest and fee income were projected in line with loans, modeling interest rates and commissions expected for each portfolio and type of product. Other relevant macroeconomic variables were also considered such as inflation and base interest rates.

●	Costs of funding

The cost projections are mainly determined based on demand deposits and term deposits balances, considering an annual average ratio of 3.7% for Chile and 4.0% for Colombia. In the cost of funding, the Bank models the impact of the aforementioned reciprocity strategy with no significant changes in the funding structure.

●	Discount rate

Estimated as the discount rate of the Cost of Capital (Ke) in local currency, which was used to discount the cash flows of each CGU. This calculation considers a premium for the risk of the country for each CGU.

●	Perpetuity rate

The perpetuity growth rates are aligned with the growth of the economy in both jurisdictions. Consequently, these were built considering local inflation and GDP growth projections

●	Dividend payment

The payment of dividends was made by maximizing the cash flows of the shareholder taking as a restriction that the solvency indicator (ratio of technical equity with risk-weighted assets) does not fall below the minimum limits required by the regulatory entities. In this way, a dividend for the CGU of Chile of 30% for the first 5 years and 50% in perpetuity was considered.

iv)   Impairment test results

As a result of the impairment test performed, Management concludes that the recoverable amount of the CGUs exceeds their carrying amount, as shown in the following table:

		As of December 31,
		2020		2019
		Chile	Colombia	Chile	Colombia
Recoverable Amount / Carrying Value	(%)	137.80	—	121.38	107.09

The recoverable amount for each CGU corresponds to the value in use, the higher of the fair value less costs to sell and the value in use.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-155

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 32 - Depreciation, Amortization, and Impairment, continued

As of December 31, 2020, Management carried out an impairment test, concluding that the recoverable amount exceeds the carrying value, thus no further impairment is required, other than the impairment recorded as of June 30, 2020.

v)    Reconciliation between pre and post-tax basis

The Bank has used the cost of own capital (Ke) rate as a discount rate in its calculation of the recoverable amount, a rate that is observable after taxes. The following table shows the effect of considering the flows and the discount rate before taxes.

		As of December 31,
		2020		2019
		Chile	Colombia	Chile	Colombia
Discount rates	(%)	10.52	—	12.55	16.90
Recoverable amount/Carrying value	(%)	158.32	—	145.80	134.43

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-156

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 33 - Other Operating Income and Expenses

a)    Other operating income

The detail of other operating income is as follows:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$
Income from assets received in lieu of payment
Gain on sales of assets received in lieu of payment	3,287	5,449	8,562
Other income	30,622	13,163	30
Subtotals	33,909	18,612	8,592
Other income
Compensations from insurance companies	693	6	53
Lease contracts related income	819	280	724
Gain on sale of property, plant and equipment	14	2,248	5,519
Recovery of leased assets	59	73	1,349
Other leasing transactions operating income, subsidiaries	4,604	3,020	2,158
Gain on sale of leased assets	688	1,914	1,447
Other operating income	933	432	199
Revenue from insurance companies agreement	1,537	4,538	3,626
Income from recovery of foreign expenses	895	747	620
Recoveries from expenses provisions	15,739	7,243	1,166
Other income	5,688	5,859	1,203
Subtotals	31,669	26,360	18,064
Totals	65,578	44,972	26,656

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-157

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 33 - Other Operating Income and Expenses continued

b)    Other operating expenses

During the years ended December 31, 2020, 2019 and 2018, the Bank presents other operating expenses according to the following detail:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$
Provisions for assets received in lieu of payment	(4,006)	(18,062)	(16,132)
Maintenance expenses for assets received in lieu of payment	(1,086)	(1,663)	(1,301)
Subtotals	(5,092)	(19,725)	(17,433)
Provisions for contingencies
Other provisions for contingencies	(3,119)	(507)	(1,998)
Subtotals	(3,119)	(507)	(1,998)
Other expenses
Loss on sale of property, plant and equipment	(145)	(655)	(307)
Credit card loyalty point benefits expenses	—	—	(14,306)
Restructuring costs	(7,190)	—	—
Operating loss expenses	(5,219)	(17,468)	(10,589)
Insurance expense (law 20,027)	(36,075)	(802)	(622)
Provision expense for recovered leased assets	(1,191)	(3,105)	(4,170)
Expenses loss on sale of assets	(16,262)	(9,386)	—
Banking expenses	(2,754)	(1,932)	(2,450)
Fines and penalties	(4,502)	(2,454)	(13,110)
Loss on damaged assets	—	(696)	(2,311)
Other expenses	(8,962)	(4,819)	(903)
Subtotals	(82,300)	(41,317)	(48,768)
Totals	(90,511)	(61,549)	(68,199)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-158

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 34 - Related Party Transactions

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the CMF, related parties are those individuals or corporations related to the ownership or management of the Institution directly or through third parties.

Article 89 of the Ley de Sociedades Anónimas (Chilean Companies Law), which also applies to Banks, establishes that any transaction with a related party must be carried out on an arm’s length basis.

In the case of sociedades anónimas abiertas (publicly traded companies) and their subsidiaries, transactions with related parties involve any negotiation, act, contract or transaction in which the company must intervene; the following are considered as parties related to them: those entities of the corporate group to which the company belongs; the corporations that, with respect to the company, have the status as parent, controlling entity, affiliate, subsidiary; the Directors, Managers, Administrators, Chief Executive Officer or Liquidators of the company, acting in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any entity controlled either directly or indirectly, through any of them; and any person who either acting individually or jointly with others with whom it has executed a joint operation agreement, may appoint at least one member of the management of the company or controls 10% or more of its capital stock, with the right to vote, in the case of a sociedad por acciones (stock corporation); those established by the bylaws of the company, or justifiably identified by the Directors’ Committee; and those in which it has acted as Director, Manager, Administrator, Chief Executive Officer or Liquidator of the company, during the last eighteen months. Article 147 of the Ley de Sociedades Anónimas (Chilean Companies Law) sets forth that a sociedad anónima abierta (publicly traded company) may only carry out transactions with related parties when they are intended to contribute to the corporate interest, are adjusted in the price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and the procedure indicated by it. Moreover, Article 84 of the Chilean General Banking Law establishes limits for the loans that may be granted to related parties and the prohibition to grant loans to the Directors, Managers or General Attorneys of the Bank

a)    Loans granted to related parties

As of December 31, 2020 and 2019, the loans granted to related persons are detailed below:

	As of December 31, 2020			As of December 31, 2019
	Productive	Investment		Productive	Investment
	companies	companies	Individuals	companies	companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable from customers
Commercial loans	150,796	10,037	6,517	109,840	11,910	5,054
Mortgage loans	—	—	30,124	—	—	29,419
Consumer loans	—	—	7,189	—	—	8,987
Gross loans and accounts receivable from customers	150,796	10,037	43,830	109,840	11,910	43,460
Allowance for loan losses	(6,333)	(885)	(348)	(1,705)	(134)	(283)
Loans and receivables to customers, net	144,463	9,152	43,482	108,135	11,776	43,177

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-159

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 34 - Related Party Transactions, continued

b)    Other transactions and contracts with related parties

Below are the balances as of December 31, 2020 and 2019, for transactions with related parties and the impact on results for the years ended December 31, 2020 and 2019:

		As of and for the year ended December 31, 2020
		Balances receivable	Effect on income (loss)
Name or Corporate Name	Description	(payable)	Income	Expense
		MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	—	—	(8)
Bcycle Latam SPA	Administrative consulting	—	—	(2,165)
CAI Gestion Inmobiliaria S.A.	Department stores	—	—	—
Combanc S.A.	Data transmission services	—	—	(472)
Comder Contraparte Central S.A	Banking services	—	—	(826)
Compañía Chilena de Televisión S.A.	Tv broadcasting services	—	—	(8)
Corp Group Holding Inversiones Limitada	Advisory services	—	—	(537)
Corp Imagen y diseños S.A.	Marketing	—	—	—
Corp Research S.A.	Advisory services	—	—	—
Hotel Corporation of Chile S.A.	Hotel, events	—	—	(8)
Inmetrics Chile S.A	Other services	—	—	(1,470)
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees (*)	(14,175)	—	(4,693)
Inmobiliaria Gabriela S.A	Other services	(708)	—	(128)
Inversiones Corp Group Interhold Ltda.	Administrative consulting	—	—	(2,613)
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	—	—	—
Itaú Chile Inv. Serv. y Administración S.A.	Leases (*)	(198)	—	(1,143)
Itaú Unibanco	Business management reimbursement	1,549	2,213	—
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	(3,319)
Pulso Editorial S.A.	Publishing services	—	—	(24)
Redbanc S.A.	ATM management	—	—	(3,094)
SMU S.A., Rendic Hnos. S.A.	Lease of ATM (Note 17)	991	—	(2,388)
Transbank S.A.	Credit card management	—	—	(13,177)

These transactions were carried out at normal market prices prevailing on the date of the transactions.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-160

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 34 - Related Party Transactions, continued

		As of and for the year ended December 31, 2019
		Balances receivable	Effect on income (loss)
Name or Corporate Name	Description	(payable)	Income	Expense
		MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	—	—	(567)
Bcycle Latam SPA	Administrative consulting	—	—	(1,518)
CAI Gestion Inmobiliaria S.A.	Department stores	—	—	(3)
Combanc S.A.	Data transmission services	—	—	(366)
Comder Contraparte Central S.A	Banking services	—	—	(910)
Compañía Chilena de Televisión S.A.	Tv broadcasting services	—	—	(47)
Corp Group Holding Inversiones Limitada	Advisory services	—	—	(382)
Corp Imagen y diseños S.A.	Marketing	—	—	(101)
Corp Research S.A.	Advisory services	—	—	(474)
Hotel Corporation of Chile S.A.	Hotel, events	—	—	(39)
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees (*)	(15,625)	—	(1,994)
Inmobiliaria Gabriela S.A	Other services	(809)	—	(121)
Inversiones Corp Group Interhold Ltda.	Administrative consulting	—	—	(2,537)
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	—	46	(248)
Itaú Chile Inv. Serv. y Administración S.A.	Leases (*)	(441)	—	(220)
Itaú Unibanco	Business management reimbursement	349	2,051	—
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	(3,037)
Pulso Editorial S.A.	Publishing services	—	—	(23)
Redbanc S.A.	ATM management	—	—	(3,388)
SMU S.A., Rendic Hnos. S.A.	Lease of ATM (Note 17)	3,379	—	(2,319)
Transbank S.A.	Credit card management	—	—	(14,208)

(*)

As of and for the year ended December 31, 2019, due to the adoption of IFRS 16, leases are recognized as a financial obligation and a right-of-use asset. See Note 1 letter s). For disclosure purposes we have included the unpaid balance of the liability and the interest expense.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-161

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 34 - Related Party Transactions, continued

		As of and for the year ended December 31, 2018
		Balances receivable	Effect on income (loss)
Name or Corporate Name	Description	(payable)	Income	Expense
		MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	—	—	(254)
Bcycle Latam SPA	Administrative consulting	—	—	(4,048)
Bolsa de Comercio de Santiago	Other services	—	—	(204)
CAI Gestion Inmobiliaria S.A.	Department stores	—	—	(103)
Combanc S.A.	Data transmission services	—	—	(350)
Comder Contraparte Central S.A	Banking services	—	—	(902)
Corp Group Holding Inversiones Limitada	Advisory services	—	—	(408)
Corp Imagen y diseños S.A.	Marketing	—	—	(99)
Corp Research S.A.	Advisory services	—	—	(463)
Everis Chile S.A.	Advisory services	—	—	(906)
Hotel Corporation of Chile S.A.	Hotel, events	—	—	(94)
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees	—	—	(4,693)
Instituto de Estudios Bancarios Guillermo Subercaseaux	Education services	—	—	(121)
Inversiones Corp Group Interhold Ltda.	Administrative consulting	—	—	(2,476)
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	—	93	(706)
Itaú Chile Inv. Serv. y Administración S.A.	Leases	—	204	(141)
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	(2,909)
Pulso Editorial S.A	Publishing services	—	—	(471)
Redbanc S.A.	ATM management	—	—	(3,002)
SMU S.A., Rendic Hnos. S.A.	Lease of ATM (Note 17)	5,698	—	(2,262)
Transbank S.A.	Credit card management	—	—	(15,469)
VIP Asesorias y Servicios Integrales Ltda.	Advisory services	—	—	(129)

These transactions were carried out at normal market prices prevailing at the day of the transactions.

c)    Donations

		For the years ended December 31,
Name or corporate name	Description	2020	2019	2018
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	1,556	1,325	1,225
Fundación Descúbreme	Donations	235	204	194
Fundación Itaú	Donations	196	170	157

d)    Other assets and liabilities with related parties.

	As of December 31,
	2020	2019
	MCh$	MCh$
ASSETS	34,416	28,474
Derivative financial instruments	33,875	27,458
Other assets	541	1,016
LIABILITIES	447,306	420,273
Derivative financial instruments	2,778	1,565
Current accounts and demand deposits	179,067	34,416
Time deposits and saving accounts	239,709	354,794
Other liabilities	25,752	29,498

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-162

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 34 - Related Party Transactions, continued

e)    Results of transactions with related parties

	For the years ended December 31,
	2020		2019		2018
Type of recognized income or expense	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and readjustments income (expenses)	8,532	(4,955)	11,269	(7,328)	3,748	(2,970)
Fee and commissions income and (expenses)	504	—	3,232	—	829	—
Net income (loss) from financial operations	26,636	(10,033)	2,585	(888)	1,146	(501)
Operational support related income	500	—	901	—	1,075	—
Other income and (expenses)	211	(310)	207	(327)	84	(222)
Totals	36,383	(15,298)	18,194	(8,543)	6,882	(3,693)

f)    Payments to Board members and key management personnel.

Compensation received by key personnel of Management as follow:

	As of December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$
Short-term employee benefits	31,868	31,364	31,892
Post-employment benefits	—	—	—
Other long-term benefits	—	—	—
Compensation for termination of contract	931	799	1,337
Totals	32,799	32,163	33,229

g)    Key personnel

As of December 31, 2020 and 2019, the headcount of the Bank's key staff is composed as follows:

	Number of executives
	As of December 31,
Position	2020	2019
Board Member	14	14
Chief Executive Officer	10	10
Corporate Director	24	25
Area Manager	146	162
Manager	128	143

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-163

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 34 - Related Party Transactions, continued

h)    Transactions with key personnel

The next transactions has been realized during the years ended December 31, 2020 and 2019:

	As of December 31,
	2020	2019
	MCh$	MCh$
Credits cards	115	122
Consumer loans	389	421
Commercial loans	534	546
Mortgage loans	366	826

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-164

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 35 - Fair Value of Financial Assets and Liabilities

This disclosure was prepared based on the guidelines “Fair Value of Financial Instruments” from the IFRS 13 “Fair Value Measurements”.

The following section details the main guidelines and definitions used by the Bank:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal2 or most advantageous3market and is not forced (i.e. it does not consider factors specific to the Bank that may influence a real transaction).

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-165

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-166

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 35 - Fair Value of Financial Assets and Liabilities, continued

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

The following tables summarizes the fair values of the Bank’s main financial assets and liabilities as of December 31, 2020 and 2019, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-167

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 35 - Fair Value of Financial Assets and Liabilities, continued

Determination of the fair value as of December 31, 2020 and 2019

	As of December 31, 2020
		Estimated fair value
	Book value	Recurring	Non-recurring (*)
	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	3,089,072	—	3,089,072
Cash items in process of collection	173,192	—	173,192
Financial instruments at fair value through profit or loss	582,710	582,710	—
Financial instruments at fair value through other comprehensive income	3,970,899	3,970,899	—
Loans and accounts receivable at amortized cost	21,576,108	—	22,767,597
Financial instruments at amortized cost	111,542	—	110,608
Investments under resale agreements	105,580	—	105,580
Financial derivative contracts	3,982,803	3,982,803	—
Interbank loans, net	7,121	—	7,121
Totals	33,599,027	8,536,412	26,253,170
LIABILITIES
Deposits and other demand liabilities	6,197,406	—	6,197,406
Cash in process of being cleared	154,232	—	154,232
Obligations under repurchase agreements	638,851	—	638,851
Time deposits and other time liabilities	11,433,064	—	11,574,924
Financial derivative contracts	3,673,591	3,673,591	—
Interbank borrowings	3,798,978	—	3,794,375
Debt instruments issued	6,204,856	—	7,330,126
Lease contract liabilities	151,885	—	164,304
Other financial liabilities	13,123	—	13,123
Totals	32,265,986	3,673,591	29,867,341

(*)   Non-recurring items correspond to those line items that are carried at cost, but their corresponding fair value has been estimated for disclosure purposes only.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-168

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 35 - Fair Value of Financial Assets and Liabilities, continued

	As of December 31, 2019
		Estimated fair value
	Book value	Recurring	Non-recurring
	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,009,681	—	1,009,681
Cash items in process of collection	231,305	—	231,305
Financial instruments at fair value through profit or loss	183,702	183,702	—
Financial instruments at fair value through other comprehensive income	3,598,890	3,598,890	—
Loans and accounts receivable at amortized cost	22,254,697	—	23,313,453
Financial instruments at amortized cost	115,658	—	114,175
Investments under resale agreements	75,975	—	75,975
Financial derivative contracts	3,154,957	3,154,957	—
Interbank loans, net	56,396	—	56,396
Totals	30,681,261	6,937,549	24,800,985
LIABILITIES
Deposits and other demand liabilities	4,873,448	—	4,873,448
Cash in process of being cleared	164,573	—	164,573
Obligations under repurchase agreements	559,457	—	559,457
Time deposits and other time liabilities	11,620,187	—	11,692,076
Financial derivative contracts	2,938,034	2,938,034	—
Interbank borrowings	2,646,756	—	2,646,176
Debt instruments issued	6,408,356	—	7,244,551
Lease contract liabilities	172,924	—	175,263
Other financial liabilities	12,966	—	12,966
Totals	29,396,701	2,938,034	27,368,510

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-169

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 35 - Fair Value of Financial Assets and Liabilities, continued

Fair Value Measurements of assets and liabilities only for disclosure purposes (non-recurring) :

	As of December 31,
Non-recurring fair value measurement	2020	2019
	MCh$	MCh$
ASSETS
Cash and deposits in banks	3,089,072	1,009,681
Cash items in process of collection	173,192	231,305
Loans and accounts receivable at amortized cost	22,767,597	23,313,453
Investments under resale agreements	105,580	75,975
Interbank loans, net	7,121	56,396
Financial instruments at amortized cost	110,608	114,175
Totals	26,253,170	24,800,985
LIABILITIES
Deposits and other demand liabilities	6,197,406	4,873,448
Cash in process of being cleared	154,232	164,573
Obligations under repurchase agreements	638,851	559,457
Time deposits and other time liabilities	11,574,924	11,692,076
Interbank borrowings	3,794,375	2,646,176
Debt issued	7,330,126	7,244,551
Lease contract liabilities	164,304	175,263
Other financial obligations	13,123	12,966
Totals	29,867,341	27,368,510

The following section describes the methods used to estimate fair value:

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

●	Cash and deposits in Banks
●	Cash in the process of collection
●	Financial instruments at fair value through profit or loss
●	Checking accounts and demand deposits
●	Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on the Bank’s credit risk policies and methodologies: These items include:

●	Interbank loans
●	Loans and receivables from customers

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-170

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 35 - Fair Value of Financial Assets and Liabilities, continued

Financial instruments at amortized cost

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

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

●	Time deposits and other time liabilities
●	Interbank borrowings
●	Debt instruments issued

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-171

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 35 - Fair Value of Financial Assets and Liabilities, continued

Fair Value measurement of financial assets and liabilities (recurring) -:

	As of December 31,
Fair value measurement of recurring items	2020	2019
	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	582,710	183,702
Central Bank of Chile and Government securities	108,042	80,898
Other securities issued in Chile	271	23,123
Foreign government and Central Bank instruments	432,178	67,088
Other instruments issued abroad	4,861	4,390
Investments in mutual funds	35,017	5,903
Other investments at FVTPL	2,341	2,300
Financial instruments at fair value through other comprehensive income	3,970,899	3,598,890
Central Bank of Chile and Government securities	3,056,179	2,174,278
Other securities issued in Chile	296,665	536,576
Foreign government and Central Bank instruments	217,185	165,927
Other instruments issued abroad	394,691	716,423
Other investments at FVOCI	6,179	5,686
Financial derivative contracts	3,982,803	3,154,957
Forwards	472,208	454,300
Swaps	3,509,315	2,696,635
Call options	195	3,805
Put options	1,085	217
Totals	8,536,412	6,937,549
LIABILITIES
Financial derivative contracts	3,673,591	2,938,034
Forwards	433,863	504,275
Swaps	3,238,371	2,431,436
Call options	271	1,758
Put options	1,086	565
Totals	3,673,591	2,938,034

Financial Instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

●	Trading portfolio financial assets
●	Financial investments at FVTOCI

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-172

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

These adjustments are recorded periodically in the financial statements. As of December 2020, 2019 and 2018, the portfolio of derivative contracts in both Chile and Colombia is detailed as follows:

	As of December 31,
	2020		2019		2018
	CVA	DVA	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging	—	—	(2)	1	—	—
Fair value hedge	—	—	—	—	—	—
Currency forwards	—	—	—	—	—	—
Currency swaps	—	—	—	—	—	—
Interest rate swaps	—	—	—	—	—	—
Cash flow hedge	—	—	(2)	1	—	—
Currency forwards	—	—	(2)	1	—	—
Currency swaps	—	—	—	—	—	—
Interest rate swaps	—	—	—	—	—	—
Hedge of net investments in a foreign operation	—	—	—	—	—	—
Currency forwards	—	—	—	—	—	—
Currency swaps	—	—	—	—	—	—
Interest rate swaps	—	—	—	—	—	—
Derivatives held for trading	(40,971)	589	(28,172)	446	(37,821)	340
Currency forwards	(443)	205	(341)	123	(127)	65
Currency swaps	(36,363)	37	(4,642)	295	(31,167)	127
Interest rate swaps	(4,165)	347	(23,189)	28	(6,527)	148
Call currency options	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—
Total financial derivative contracts	(40,971)	589	(28,174)	447	(37,821)	340

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-173

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

For instruments issued by the Central Bank of Chile and the Chilean Treasury, a price provider is used, which corresponds to a public quotation. The comparative prices are defined under the criterion of similarity in duration, type of currency and they are traded equivalently on a daily basis. The valuation of these instruments is identical to the Stock Exchange Comercio de Santiago, which is a standard and international methodology. This methodology uses the rate of internal return to discount the flows of the instrument.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-174

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

	As of December 31, 2020			As of December 31, 2019
	Forward			Forward
	Americano	Basis TAB	Basis TAB	Americano	Basis TAB	Basis TAB
Impact calibration	USD-CLP	CLP	CLF	USD-CLP	CLP	CLF
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Volatility exchange rate USD-CLP	—	—	—	—	—	—
TAB 30	—	76	—	—	98	—
TAB 90	—	1	—	—	4	—
TAB 180	—	33	15	—	39	18
TAB 360	—	—	3	—	—	4
Totals	—	110	18	—	141	22

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-175

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 35 - Fair Value of Financial Assets and Liabilities, continued

The following table summarizes the fair value hierarchy for the Bank’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currencies	Not Applicable	OTC, Bloomberg	Directly observable price.
	Shares	Others	Santiago Exchange	Directly observable price.
	Mutual Funds	Asset Managers	CMF (formerly the SVS)	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (“IRR”) based on prices.
II	Derivatives	Not Applicable	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money market	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, Banks	Pricing provider	Interest rate curves based on correlations, spreads, extrapolations, etc.
III	Derivatives, active Banking rate (TAB)	Not Applicable	OTC (brokers)	Interest rate curves based on modeling of TAB - Chamber spread.
	Derivatives, American forwards	Not Applicable	Bloomberg	Black and Scholes with inputs from European options.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-176

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 35 - Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13, as of December 31, 2020 and 2019 :

	As of December 31, 2020
		Market value of the	Other observable	Non-observable
Measurement at fair value of instruments		asset for identified assets	significant inputs	significant inputs
on a recurring basis using	Fair value	(Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	582,710	575,237	7,473	—
Central Bank of Chile and Government securities	108,042	108,042	—	—
Other securities issued locally	271	—	271	—
Foreign government and Central Bank instruments	432,178	432,178	—	—
Other securities issued abroad	4,861	—	4,861	—
Investments in mutual funds	35,017	35,017	—	—
Other investments at FVTPL	2,341	—	2,341	—
Financial instruments at fair value through other comprehensive income	3,970,899	3,608,717	362,182	—
Central Bank of Chile and Government securities	3,056,179	3,056,179	—	—
Other securities issued locally	296,665	—	296,665	—
Foreign government and Central Bank instruments	217,185	217,185	—	—
Other securities issued abroad	394,691	335,353	59,338	—
Other investments at FVOCI	6,179	—	6,179	—
Financial derivative contracts	3,982,803	—	3,955,538	27,265
Forwards	472,208	—	468,632	3,576
Swaps	3,509,315	—	3,485,626	23,689
Call options	195	—	195	—
Put options	1,085	—	1,085	—
Totals	8,536,412	4,183,954	4,325,193	27,265
LIABILITIES
Financial derivative contracts	3,673,591	—	3,672,751	840
Forwards	433,863	—	433,747	116
Swaps	3,238,371	—	3,237,647	724
Call options	271	—	271	—
Put options	1,086	—	1,086	—
Totals	3,673,591	—	3,672,751	840

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-177

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 35 - Fair Value of Financial Assets and Liabilities, continued

	As of December 31, 2019
		Market value of the	Other observable	Non-observable
Measurement at fair value of instruments		asset for identified assets	significant inputs	significant inputs
on a recurring basis using	Fair value	(Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	183,702	177,009	6,693	—
Central Bank of Chile and Government securities	80,898	80,898	—	—
Other securities issued locally	23,123	23,120	3	—
Foreign government and Central Bank instruments	67,088	67,088	—	—
Other securities issued abroad	4,390	—	4,390	—
Investments in mutual funds	5,903	5,903	—	—
Other investments at FVTPL	2,300	—	2,300	—
Financial instruments at fair value through other comprehensive income	3,598,890	3,009,607	589,283	—
Central Bank of Chile and Government securities	2,174,278	2,174,278	—	—
Other securities issued locally	536,576	—	536,576	—
Foreign government and Central Bank instruments	165,927	165,927	—	—
Other securities issued abroad	716,423	669,402	47,021	—
Other investments at FVOCI	5,686	—	5,686	—
Financial derivative contracts	3,154,957	—	3,127,525	27,432
Forwards	454,299	—	449,239	5,060
Swaps	2,696,636	—	2,674,264	22,372
Call options	3,805	—	3,805	—
Put options	217	—	217	—
Totals	6,937,549	3,186,616	3,723,501	27,432
LIABILITIES
Financial derivative contracts	2,938,034	—	2,936,915	1,119
Forwards	504,275	—	504,094	181
Swaps	2,431,436	—	2,430,498	938
Call options	1,758	—	1,758	—
Put options	565	—	565	—
Totals	2,938,034	—	2,936,915	1,119

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-178

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 35 - Fair Value of Financial Assets and Liabilities, continued

Transfers between level 1 and 2

As of December 31, 2020 and 2019 no transfers were observed between Level 1 and Level 2, as shown below

	As of December 31,
Measurement at fair value of instruments	2020
that are valued recurrently	Fair value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	582,710	—	—
Financial instruments at fair value through other comprehensive income	3,970,899	—	—
Financial derivative contracts	3,982,803	—	—
Totals	8,536,412	—	—
LIABILITIES
Financial derivative contracts	3,673,591	—	—
Totals	3,673,591	—	—

	As of December 31,
Measurement at fair value of instruments	2019
that are valued recurrently	Fair value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	183,702	—	—
Financial instruments at fair value through other comprehensive income	3,598,890	—	—
Financial derivative contracts	3,154,957	—	—
Totals	6,937,549	—	—
LIABILITIES
Financial derivative contracts	2,938,034	—	—
Totals	2,938,034	—	—

Disclosures regarding level 3 assets and liabilities

During 2019 and 2018, no assets were transferred between levels 1 and 2.

Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

●	Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.
●	American forward options.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-179

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 35 - Fair Value of Financial Assets and Liabilities, continued

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

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American Forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2019.

	As of December 31, 2020
		Gain (loss)	Gain (loss)	Purchases,	Transfers
	Opening	recognized in	recognized in	sales and	from level 1	Ending
Level 3 reconciliation	balance	profit or loss	equity	agreements	or level 2	balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts	27,432	28,603	—	(28,770)	—	27,265
Forwards	5,060	23,803	—	(25,287)	—	3,576
Swaps	22,372	4,800	—	(3,483)	—	23,689
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	27,432	28,603	—	(28,770)	—	27,265
LIABILITIES
Financial derivative contracts	1,119	725	—	(1,004)	—	840
Forwards	181	2,397	—	(2,462)	—	116
Swaps	938	(1,672)	—	1,458	—	724
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	1,119	725	—	(1,004)	—	840

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-180

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

Hierarchy for remaining assets and liabilities

The following table classifies assets and liabilities measured at fair value on a non-recurring basis, in accordance with the fair value hierarchy as of December 31, 2020 and 2019.

	As of December 31, 2020
		Market value of the	Other observable	Non-observable
	Estimated fair	asset for identified	significant inputs	significant inputs
Measurement at fair value of items on a non-recurring basis	value	assets (Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS

Cash and deposits in banks	3,089,072	3,089,072	—	—
Cash items in process of collection	173,192	173,192	—	—
Loans and accounts receivable at amortized cost	22,767,597	—	—	22,767,597
Financial instruments at amortized cost	110,608	110,608	—	—
Investments under resale agreements	105,580	105,580	—	—
Interbank loans, net	7,121	7,121	—	—
Totals	26,253,170	3,485,573	—	22,767,597
LIABILITIES
Deposits and other demand liabilities	6,197,406	6,197,406	—	—
Cash in process of being cleared	154,232	154,232	—	—
Obligations under repurchase agreements	638,851	638,851	—	—
Time deposits and other time liabilities	11,574,924	—	11,574,924	—
Interbank borrowings	3,794,375	3,794,375	—	—
Debt instruments issued	7,330,126	—	7,330,126	—
Lease contract liabilities	164,304	—	164,304	—
Other financial liabilities	13,123	13,123	—	—
Totals	29,867,341	10,797,987	19,069,354	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-181

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 35 - Fair Value of Financial Assets and Liabilities, continued

	As of December 31, 2019
		Market value of the	Other observable	Non-observable
	Estimated fair	asset for identified	significant inputs	significant inputs
Measurement at fair value of items on a non-recurring basis	value	assets (Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS

Cash and deposits in banks	1,009,681	1,009,681	—	—
Cash items in process of collection	231,305	231,305	—	—
Investments under resale agreements	23,313,453	—	—	23,313,453
Interbank loans, net	114,175	114,175	—	—
Loans and accounts receivable from customers, net	75,975	75,975	—	—
Held to maturity investments	56,396	56,396	191	191
Totals	24,800,985	1,487,532	191	23,313,644
LIABILITIES
Deposits and other demand liabilities	4,873,448	4,873,448	—	—
Cash in process of being cleared	164,573	164,573	—	—
Obligations under repurchase agreements	559,457	559,457	—	—
Time deposits and other time liabilities	11,692,076	—	11,692,076	—
Interbank borrowings	2,646,176	2,646,176	—	—
Debt instruments issued	7,244,551	—	7,244,551	—
Lease contract liabilities	175,263	—	175,263	—
Other financial liabilities	12,966	12,966	—	—
Totals	27,368,510	8,256,620	19,111,890	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-182

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-183

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-184

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

Compliance Committee

The Compliance Committee’s main purpose is to define, promote and ensure that the conduct of all Itaú Corpbanca employees meets the highest possible standards of personal and professional excellence. Employee conduct should, at all times, be guided by the principles and values that embody our organization’s spirit, philosophy and good business practices. It is also responsible for ensuring that the Regulatory Compliance Model is properly applied in accordance with definitions set by this committee, and for maintaining itself informed of the work carried out by the Compliance Officer on such matters, as well as adopting agreements to improve control measures proposed by the him.

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

In response to the clients’ trust and recognition, which are vital to the Bank’s success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-185

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

Credit risk management

The Bank’s credit committee is responsible for managing the Bank’s credit risk by:

●	Ensuring that the Bank has appropriate credit risk practices, including an effective system of internal control, to consistently determine adequate allowances in accordance with the Bank’s stated policies and procedures, IFRS and relevant supervisory guidance.
●	Identifying, assessing and measuring credit risk across the Bank, from an individual instrument to a portfolio level.
●	Creating credit policies to protect the Bank against the identified risks including the requirements to obtain collateral from borrowers, to perform robust ongoing credit assessment of borrowers and to continually monitor exposures against internal risk limits.
●	Limiting concentrations of exposure by type of asset, counterparties, industry, credit rating, geographic location etc.
●	Establishing a robust control framework regarding the authorization structure for the approval and renewal of credit facilities.
●	Developing and maintaining the Bank’s risk grading to categorize exposures according to the degree of risk of default. Risk grades are subject to regular reviews.
●	Developing and maintaining the Bank’s processes for measuring ECL including monitoring of credit risk, incorporation of forward looking information and the method used to measure ECL.
●	Ensuring that the Bank has policies and procedures in place to appropriately maintain and validate models used to assess and measure ECL.
●	Establishing a sound credit risk accounting assessment and measurement process that provides it with a strong basis for common systems, tools and data to assess credit risk and to account for ECL. Providing advice, guidance and specialist skills to business units to promote best practice throughout the Bank in the management of credit risk.

The internal audit function performs regular audits making sure that the established controls and procedures are adequately designed and implemented.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-186

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

As of December 31, 2020 and considering the current pandemic situation, the IASB required special attention to the assets of the impairment reflected in the ECL calculation and the SICR triggers, taking in account not only the current conditions and forecast of the economic factors, but also the Government support measures. As part of our permanent monitoring process to properly reflect expected credit losses some improvements have been implemented during 2020, mainly related to SICR which now is calculated for each category of loans and SICR related to Covid-19 relief measures for our clients.

The Bank uses different criteria to determine whether credit risk has increased significantly per portfolio of assets. The criteria used are both quantitative changes in PDs as well as qualitative. The table below summarizes per type of asset the range above which an increase in lifetime PD is determined to be significant, as well as some indicative qualitative indicators assessed.

Criteria used for Chile

			% of
			absolute
			increase
		PD ranges per	in lifetime
Type of portfolio	Debtor category	debtor category	PD	Stages	Days of arrears to the end of the month
	A1, A2, A3	0.04 – 0.25%	0.13%	Stage 1	Up to 29 days
	A4	2%	1.62%	Stage 1	Up to 29 days
Corporate	A5 (*), A6	4.75 – 10%	3.52%	Stage 1	Up to 29 days
	B1, B2, B3	15 - 45%	23.05%	Stage 2	From 30 to 89 days
	B4, C1, C2, C3, C4, C5, C6	100%	100%	Stage 3	90 days or more

(*)   Loans originated in A5 are considered Stage 1 at inception. Loans that were originated in a higher category and subsequently downgraded to A5 are considered Stage 2.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-187

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

Days of arrears to the end of the month,
probability of default (PD) and
Type of portfolio	Portfolio	Stages	qualitative considerations
		Stage 1	Up to 29 days
	CAE	Stage 2

From 30 to 89 days or (difference Referential Life Time PD >=1.61 and difference PD Life Time at origination >= 0.13) combinated with a client with a extension and (with a protest or a debt increase in 25%)

		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Condell / Restructured Condell	Stage 2 (Condell)	From 30 to 89 days or (difference Referential Life Time PD >=1.59 and difference PD Life Time at origination >= 0.04) combinated with a client with a extension and (with a protest or a debt increase)
		Stage 2 (Restructured Condell)	From 30 to 89 days or (difference Referential Life Time PD >=1.47 and difference PD Life Time at origination >= 0.08) combinated with a client with a extension and (with a protest or a debt increase)
		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Commercial/ Rotative Commercial	Stage 2 (Commercial)

From 30 to 89 days or (difference Referential Life Time PD >=1.71 and difference PD Life Time at origination >= 0.11) combinated with a client with a extension and (with a protest or a debt increase in 25%)

Group		Stage 2 (Rotative Commercial)

From 30 to 89 days or (difference Referential Life Time PD >=2.25 and difference PD Life Time at origination >= 0.07) combinated with a client with a extension and (with a protest or a debt increase in 25%)

		Stage 3	90 days or more
		Stage 1	Up to 29 days
Stage 2 (Consumer)

From 30 to 89 days or (difference Referential Life Time PD >=2.08 and difference PD Life Time at origination >= 0.08) combinated with a client with a extension and (with a protest or a debt increase in 25%)

	Consumer/ Renegotiated Consumer/ Rotative Consumer	Stage 2 (Renegotiated Consumer)

From 30 to 89 days or (difference Referential Life Time PD >=1.79 and difference PD Life Time at origination >= 0.20) combinated with a client with a extension and (with a protest or a debt increase in 25%)

Stage 2 (Rotative Consumer)

From 30 to 89 days or (difference Referential Life Time PD >=2.46 and difference PD Life Time at origination >= 0.08) combinated with a client with a extension and (with a protest or a debt increase in 25%)

		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Mortgage	Stage 2

From 30 to 89 days or (difference Referential Life Time PD >=2.41 and difference PD Life Time at origination >= 0.20) combinated with a client with a extension and (with a protest or a debt increase in 25%)

		Stage 3	90 days or more

The quantitative criteria is used to identify where an exposure has increased in credit risk and it is applied based on whether an increase in the lifetime PD since the recognition date exceeds the threshold set in absolute and relative terms. The following formulas are used to determine such thresholds:

Relative comparison formula

Threshold = Lifetime PD (at reporting date)   -   1

Lifetime PD (at origination)

Absolute comparison formula

Threshold = Lifetime PD (at reporting date) – Lifetime PD (at origination)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-188

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

Criteria used for Colombia

	% of absolute increase in	% of relative increase	Qualitative
	lifetime PD	in lifetime PD	indicators assessed
Corporate portfolio			Debt restructuring and increase in credit risk of other financial instruments
Without information	6,909%	2,558.55%
Small company	1,751%	2,027.22%
Small company	2,008%	1,156.16%
Medium company	492%	1,181.62%
Medium company	946%	81.69%
Large company	597%	738.75%
Low default	161%	149.62%
Low default (Government and Financial)	4%	621.57%
Group portfolio			Increase in credit risk of other financial instruments
Leasing	5,056%	236.20%
Payroll deductible loan	5,344%	424.01%
Revolving line of credit	4,095%	221.72%
Overdraft limit	5,532%	2.29%
Credit card	2,383%	42.33%
Mortgage loan	261%	137.24%
Personal debt restructuring	4,169%	879.62%
Other loans	5,826%	286.72%

Loan commitments are assessed along with the category of loan the Bank is committed to provide, i.e. commitments to provide mortgages are assessed using similar criteria to mortgage loans, while commitments to provide a corporate loan are assessed using similar criteria to corporate loans.

The Bank has monitoring procedures in placfe to make sure that the criteria used to identify significant increases in credit are effective, meaning that significant increase in credit risk is identified before the exposure is defaulted or when the asset becomes 30 days past due. The Bank performs periodic back-testing of its ratings to consider whether the drivers of credit risk that led to default were accurately reflected in the rating in a timely manner.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-189

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

The table below summarizes the principal macroeconomic indicators included in the economic scenarios used as of December 31, 2020 until December 31, 2023 in the countries where the Bank and its subsidiaries operate and therefore are the countries that have a material impact on ECLs.

Criteria for Chile

		2021				2022				2023
Indicators	Portfolio	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Unemployment rate	Base scenario	8.73%	8.89%	8.53%	8.15%	7.53%	7.69%	7.33%	6.95%	7.03%	7.19%	6.83%	6.45%
	Range of upside scenarios	10.98%	10.69%	10.58%	10.35%	9.08%	9.19%	8.85%	8.39%	8.53%	8.72%	8.33%	7.91%
	Range of downside scenarios	7.77%	7.81%	7.45%	6.95%	6.73%	6.89%	6.53%	6.15%	6.15%	6.37%	6.05%	5.73%
Consumer's price index (IPC)	Base scenario	107.66	108.18	108.54	109.46	111.02	111.46	112.01	112.75	114.35	114.79	115.37	116.14
	Range of upside scenarios	108.93	108.85	108.92	110.93	112.81	112.49	112.78	114.81	116.70	116.32	116.55	118.60
	Range of downside scenarios	107.16	107.24	107.70	108.58	109.70	109.91	110.39	111.30	112.50	112.76	113.32	114.30
Interbank interest rate	Base scenario	0.50%	0.50%	0.50%	0.50%	0.50%	0.75%	1.00%	1.25%	1.50%	2.00%	2.50%	3.00%
	Range of upside scenarios	0.50%	0.50%	0.50%	0.75%	1.00%	1.50%	2.00%	2.50%	3.00%	3.50%	4.00%	4.00%
	Range of downside scenarios	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.75%	1.00%	1.50%
Exchange Rate (USD/CLP)	Base scenario	760.00	760.00	760.00	760.00	760.00	760.00	760.00	760.00	757.50	755.00	752.50	745.00
	Range of upside scenarios	788.75	802.50	816.25	830.00	830.00	830.00	830.00	830.00	822.50	815.00	807.50	775.00
	Range of downside scenarios	713.75	712.50	711.25	710.00	710.00	710.00	710.00	710.00	707.50	705.00	702.50	715.00

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-190

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

Criteria for Colombia

	As of December 31,
	2021	2022	2023
GDP growth
Base scenario	1.45	3.54	3.29
Range of upside scenarios	1.85	4.64	4.39
Range of downside scenarios	0.35	2.44	2.19
Unemployment rates
Base scenario	14.36	13.65	11.95
Range of upside scenarios	12.36	11.65	9.95
Range of downside scenarios	16.36	15.65	13.95
Benchmark interest rates
Base scenario	2.00	3.50	4.50
Range of upside scenarios	3.25	4.75	5.00
Range of downside scenarios	1.25	2.00	3.50
currency exchange rate
Base scenario	3,650	3,600	3,600
Range of upside scenarios	3,450	3,400	3,300
Range of downside scenarios	3,950	3,900	3,800
Consumer’s Price Index
Base scenario	3.00	3.00	3.00
Range of upside scenarios	3.48	3.84	4.20
Range of downside scenarios	2.52	2.16	1.80

Predicted relationships between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past 3 years.

Sensitivity analysis

The most significant assumptions affecting the ECL allowance, as indicated in the tables above by country, are as follows:

Chile:

●	Unemployment rate, given its impact on secured and unsecure borrowers’ ability to meet their contractual repayments.
●	Consumer’s Price Index (IPC), given its impact on housing prices, mortgage collateral valuations, and consumers acquisition power
●	Interbank interest rate, given its impact on companies’ likelihood of default
●	Exchange rate (USD/CLP)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-191

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

Set out below are the changes to ECL as of December 31, 2020 that would result from reasonably possible changes in these parameters from the actual assumptions used in the Bank’s economic variable assumptions as set forth in the tables above for Base scenarios, upside scenarios, and downside scenarios.

ECL coverage of loans and accounts receivable at amortized cost subject to significant measurement uncertainty as of December 31, 2020	Chile	Colombia
	MCh$	MCh$
Reported ECL	737,016	304,848
Loans and accounts receivable at amortized cost	18,250,479	4,367,502

Reported Coverage (Reported ECL/ loans and accounts receivable at amortized cost)%	4.04	6.98
Consensus upside scenario (Upside scenario for ECL/ loans and accounts receivable at amortized cost)%	3.95	6.70
Consensus central scenario (Base scenario for ECL/ loans and accounts receivable at amortized cost)%	4.01	6.96
Consensus downside scenario (Downside scenario for ECL/ loans and accounts receivable at amortized cost)%	4.13	7.16

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-192

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-193

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

Credit quality

A detail by credit quality, which includes loans and accounts receivable from customers and interbank loans as of December 31, 2020 and 2019 is summarized as follows:

	As of December 31, 2020
Corporate	Stage 1	Stage 2	Stage 3	Totals corporate	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	163,981	—	—	163,981	1.29%	(66)	—	—	(66)	0.01%
A2	514,946	—	—	514,946	4.04%	(254)	—	—	(254)	0.04%
A3	2,182,085	—	—	2,182,085	17.11%	(3,624)	—	—	(3,624)	0.59%
A4	4,223,518	—	—	4,223,518	33.12%	(35,625)	—	—	(35,625)	5.75%
A5	2,952,521	—	—	2,952,521	23.15%	(19,474)	—	—	(19,474)	3.14%
A6	—	920,044	—	920,044	7.21%	—	(38,540)	—	(38,540)	6.22%
B1	—	431,934	—	431,934	3.39%	—	(10,757)	—	(10,757)	1.74%
B2	—	161,455	—	161,455	1.27%	—	(13,265)	—	(13,265)	2.14%
B3	—	163,779	—	163,779	1.28%	—	(16,242)	—	(16,242)	2.62%
B4	—	208,409	—	208,409	1.63%	—	(56,413)	—	(56,413)	9.11%
C1	—	—	97,306	97,306	0.76%	—	—	(2,193)	(2,193)	0.35%
C2	—	—	63,842	63,842	0.50%	—	—	(7,146)	(7,146)	1.15%
C3	—	—	166,229	166,229	1.30%	—	—	(46,524)	(46,524)	7.51%
C4	—	—	185,893	185,893	1.46%	—	—	(83,164)	(83,164)	13.43%
C5	—	—	128,699	128,699	1.01%	—	—	(94,140)	(94,140)	15.20%
C6	—	—	188,493	188,493	1.48%	—	—	(191,900)	(191,900)	30.99%
Subtotals corporate	10,037,051	1,885,621	830,462	12,753,134	56.38%	(59,043)	(135,217)	(425,067)	(619,327)	59.44%

	As of December 31, 2020
Group	Stage 1	Stage 2	Stage 3	Total group	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Commercial loans	491,849	1,178,431	385,385	2,055,665	20.84%	(29,083)	(57,606)	(41,601)	(128,290)	30.36%
Mortgage loans	4,166,515	1,025,921	124,317	5,316,753	53.90%	(10,732)	(48,514)	(14,219)	(73,465)	17.39%
Consumer loans	1,732,525	686,699	73,205	2,492,429	25.27%	(66,649)	(105,353)	(48,789)	(220,791)	52.25%
Subtotals group	6,390,889	2,891,051	582,907	9,864,847	43.62%	(106,464)	(211,473)	(104,609)	(422,546)	40.56%
Totals portfolio	16,427,940	4,776,672	1,413,369	22,617,981	100%	(165,507)	(346,690)	(529,676)	(1,041,873)	100%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-194

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

	As of December 31, 2019
Corporate	Stage 1	Stage 2	Stage 3	Totals corporate	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	101,936	—	—	101,936	0.44%	(14)	—	—	(14)	0.00%
A2	600,732	—	—	600,732	2.60%	(124)	—	—	(124)	0.01%
A3	3,063,847	—	—	3,063,847	13.24%	(1,636)	—	—	(1,636)	0.19%
A4	4,238,157	—	—	4,238,157	18.32%	(12,582)	—	—	(12,582)	1.43%
A5	2,723,568	—	—	2,723,568	11.77%	(21,246)	—	—	(21,246)	2.41%
A6	—	1,041,531	—	1,041,531	4.50%	—	(25,533)	—	(25,533)	2.90%
B1	—	364,393	—	364,393	1.58%	—	(11,971)	—	(11,971)	1.36%
B2	—	154,200	—	154,200	0.67%	—	(12,071)	—	(12,071)	1.37%
B3	—	73,505	—	73,505	0.32%	—	(11,058)	—	(11,058)	1.26%
B4	—	413,676	—	413,676	1.79%	—	(91,038)	—	(91,038)	10.34%
C1	—	—	167,177	167,177	0.72%	—	—	(8,126)	(8,126)	0.92%
C2	—	—	43,587	43,587	0.19%	—	—	(3,213)	(3,213)	0.37%
C3	—	—	80,574	80,574	0.35%	—	—	(14,848)	(14,848)	1.69%
C4	—	—	91,831	91,831	0.40%	—	—	(27,076)	(27,076)	3.08%
C5	—	—	205,639	205,639	0.88%	—	—	(98,523)	(98,523)	11.19%
C6	—	—	144,115	144,115	0.62%	—	—	(95,606)	(95,606)	10.86%
Subtotals corporate	10,728,240	2,047,305	732,923	13,508,468	58.39%	(35,602.00)	(151,671.00)	(247,392.00)	(434,665)	49.38%

	As of December 31, 2019
Group	Stage 1	Stage 2	Stage 3	Total group	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Commercial loans	1,737,978	—	214,098	1,952,076	8.44%	(37,434)	—	(73,100)	(110,534)	12.56%
Mortgage loans	4,043,765	656,010	176,266	4,876,041	21.08%	(5,680)	(49,072)	(23,749)	(78,501)	8.92%
Consumer loans	2,201,939	482,372	113,918	2,798,229	12.10%	(66,692)	(113,507)	(76,218)	(256,417)	29.13%
Subtotals group	7,983,682	1,138,382	504,282	9,626,346	42%	(109,806)	(162,579)	(173,067)	(445,452)	51%
Totals portfolio	18,711,922	3,185,687	1,237,205	23,134,814	100%	(145,408)	(319,912)	(414,797)	(880,117)	100%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-195

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

The table below provides an analysis of the gross carrying amount of loans and advances to customers by past due:

	Less than 30 days overdue	Between 30 and 89 days overdue	More than 90 days overdue	Total overdue
	MCh$	MCh$	MCh$	MCh$
Interbank loans	—	—	—	—
Loans and accounts receivable from customers
Commercial loans	195,865	260,792	381,611	838,268
Mortgage loans	87,946	37,084	77,175	202,205
Consumer loans	78,573	50,275	45,096	173,944
Totals	362,384	348,151	503,882	1,214,417

	Less than 30 days overdue	Between 30 and 89 days overdue	More than 90 days overdue	Total overdue
	MCh$	MCh$	MCh$	MCh$
Interbank loans	—	—	—	—
Loans and accounts receivable from customers
Commercial loans	542,648	134,505	490,641	1,167,794
Mortgage loans	166,105	88,072	102,650	356,827
Consumer loans	152,507	73,347	60,373	286,227
Totals	861,260	295,924	653,664	1,810,848

An analysis for the movement of the allowance for losses during the year by individual and group portfolio is included in Note 10, letter c.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-196

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

Maximum Exposure to Credit Risk

The following table shows the Bank’s maximum credit risk exposure by financial asset as of December 31, 2020, 2019, 2018 for different balance sheet items, including derivatives, without deducting real guarantees or other credit enhancements received:

	Maximum Exposure as of December 31, 2020
	Balance sheet asset				Off-balance sheet			Collateral
	Notes	Gross amounts	Allowances	Net amounts	Gross amounts	Allowances	Net amounts	Cash	Non-cash	Net exposure
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial instruments at fair value through other comprehensive income	11	3,971,810	(911)	3,970,899	—	—	—	—	—	3,970,899
Loans and accounts receivable at amortized cost	10	22,617,981	(1,041,873)	21,576,108	5,393,860	(39,775)	5,354,085	—	23,428,761	3,501,432
Commercial loans		14,808,799	(747,617)	14,061,182	5,393,860	(39,775)	5,354,085	—	13,348,809	6,066,458
Mortgage loans		5,316,753	(73,465)	5,243,288	—	—	—	—	9,844,723	(4,601,435)
Consumer loans		2,492,429	(220,791)	2,271,638	—	—	—	—	235,229	2,036,409
Financial instruments at amortized cost	11	111,643	(101)	111,542	—	—	—	—	—	111,542
Investments under resale agreements	7	105,580	—	105,580	—	—	—	—	105,580	—
Financial derivative contracts	8	3,982,803	—	3,982,803	—	—	—	308,674	—	3,674,129
Interbank loans, net	9	7,131	(10)	7,121	—	—	—	—	—	7,121
Other assets	15	—	—	—	—	—	—	—	—	—
Totals		30,796,948	(1,042,895)	29,754,053	5,393,860	(39,775)	5,354,085	308,674	23,534,341	11,265,123

	Maximum Exposure as of December 31, 2019
	Balance sheet asset				Off-balance sheet			Collateral
	Notes	Gross amounts	Allowances	Net amounts	Gross amounts	Allowances	Net amounts	Cash	Non-cash	Net exposure
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial instruments at fair value through other comprehensive income	11	3,598,890	—	3,598,890	—	—	—	—	—	3,598,890
Loans and accounts receivable at amortized cost	10	23,134,814	(880,117)	22,254,697	5,895,139	(34,271)	5,860,868	—	27,344,699	770,866
Commercial loans		15,460,544	(545,199)	14,915,345	5,895,139	(34,271)	5,860,868	—	17,686,941	3,089,272
Mortgage loans		4,876,041	(78,501)	4,797,540	—	—	—	—	7,424,712	(2,627,172)
Consumer loans		2,798,229	(256,417)	2,541,812	—	—	—	—	2,233,046	308,766
Financial instruments at amortized cost	11	115,682	(24)	115,658	—	—	—	—	—	115,658
Investments under resale agreements	7	75,975	—	75,975	—	—	—	—	75,975	—
Financial derivative contracts	8	3,154,957	—	3,154,957	—	—	—	116,654	—	3,038,303
Interbank loans, net	9	56,396	(239)	56,157	—	—	—	—	—	56,157
Other assets	15	—	—	—	—	—	—	—	—	—
Totals		30,136,714	(880,380)	29,256,334	5,895,139	(34,271)	5,860,868	116,654	27,420,674	7,579,874

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-197

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

A summary for the allowances for loan losses is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Loans and accounts receivable at amortized cost	(1,041,873)	(880,117)
Interbank loans, net	(10)	(239)
Provisions for contingent loans risk	(39,775)	(34,271)
Total allowances	(1,081,658)	(914,627)

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific Notes.

The following table displays the concentration of credit risk by industry for financial assets:

		As of December 31,
		2020			2019
		Maximum	Maximum		Maximum	Maximum
		gross	net		gross	net
	Note	exposure	exposure (1)%		exposure	exposure (1)%
		MCh$	MCh$		MCh$	MCh$
Manufacturing		1,060,837	1,004,437	4.69%	1,099,739	1,037,275	4.66%
Mining		534,823	465,405	2.36%	551,615	479,190	2.15%
Electricity, gas and water		1,099,504	863,573	4.86%	1,125,541	989,433	4.45%
Agriculture and livestock		494,601	470,250	2.19%	483,943	455,842	2.05%
Forestry and wood extraction		56,005	54,607	0.25%	53,328	51,864	0.23%
Fishing		35,723	30,882	0.16%	46,902	45,992	0.21%
Transport		586,831	527,557	2.59%	559,271	510,333	2.29%
Communications		56,148	53,659	0.25%	34,926	33,720	0.15%
Construction		1,837,114	1,799,216	8.12%	2,106,829	2,076,668	9.33%
Commerce		2,210,467	2,099,734	9.77%	2,129,179	2,019,636	9.08%
Services		3,599,936	3,527,342	15.92%	3,944,571	3,908,000	17.56%
Others		3,237,714	3,237,323	14%	3,324,700	3,307,390	14.86%
Subtotal commercial loans	10 a)	14,809,703	14,133,985	65.47%	15,460,544	14,915,343	67.02%
Consumer loans	10 a)	5,317,000	5,225,837	23.51%	2,798,229	2,541,812	11.42%
Mortgage loans	10 a)	2,492,464	2,325,447	11.02%	4,876,041	4,797,540	21.56%
Totals		22,619,167	21,685,269	100%	23,134,814	22,254,695	100%

(1)	Net of allowances

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-198

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-199

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

●     Currency flow mismatches.

●     Structural positions, generated by consolidating the financial statements, assets and liabilities denominated in currencies other than the Chilean peso registered in branches and subsidiaries abroad.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-200

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

The following are the Banking Book items (products valued at amortized cost and FVTOCI and derivatives valued at fair value) for the most relevant currencies in which the Bank trades at the end of the year ended December 31, 2020 and 2019:

	As of December 31, 2020
		Between 1 and 3	More than 3 months	Between 1 and 3	More than 3
Positions	Up to 1 month	months	and less 1 year	years	years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS	9,817,266	2,565,202	5,585,956	5,174,445	9,793,262	32,936,131
CLP	4,885,891	845,251	2,289,124	2,252,567	1,918,038	12,190,871
CLF	539,004	502,506	1,683,797	1,586,457	6,989,721	11,301,485
USD	2,523,089	571,066	885,045	123,608	201,009	4,303,817
COP	1,869,282	646,379	727,990	1,211,813	684,494	5,139,958
LIABILITIES	(15,149,162)	(2,808,356)	(4,363,629)	(1,818,488)	(7,983,018)	(32,122,653)
CLP	(10,169,966)	(1,637,063)	(2,477,283)	(661,668)	(1,950,514)	(16,896,494)
CLF	(223,471)	(14,789)	(284,994)	(768,465)	(5,616,883)	(6,908,602)
USD	(2,152,414)	(884,847)	(939,496)	(3,590)	—	(3,980,347)
COP	(2,603,311)	(271,657)	(661,856)	(384,765)	(415,621)	(4,337,210)
Derivatives	(149,153)	(133,655)	(133,194)	(376,852)	949,461	156,607
CLP	830,637	1,429,392	516,336	272,765	24,985	3,074,115
CLF	(1,263,538)	(795,275)	(662,416)	(444,847)	1,001,038	(2,165,038)
USD	103,599	(24,269)	87,848	(24,433)	(12,182)	130,563
COP	180,149	(743,503)	(74,962)	(180,337)	(64,380)	(883,033)

	As of December 31, 2019
		Between 1 and 3	More than 3 months	Between 1 and 3	More than 3
Positions	Up to 1 month	months	and less 1 year	years	years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS	15,718,342	5,631,115	9,384,357	8,943,449	12,031,089	51,708,352
CLP	3,507,091	965,331	2,382,124	1,924,539	1,365,975	10,145,060
CLF	536,885	595,857	1,670,189	2,172,579	6,662,306	11,637,816
USD	2,038,658	911,154	1,892,712	88,532	125,788	5,056,844
COP	9,635,708	3,158,773	3,439,332	4,757,799	3,877,020	24,868,632
LIABILITIES	(20,036,030)	(5,142,757)	(10,375,645)	(3,733,426)	(7,301,728)	(46,589,586)
CLP	(8,633,088)	(2,251,174)	(3,200,762)	(632,972)	(215,000)	(14,932,996)
CLF	(432,799)	(47,785)	(655,079)	(752,948)	(5,426,561)	(7,315,172)
USD	(1,305,440)	(1,418,654)	(3,610,341)	(69,784)	—	(6,404,219)
COP	(9,664,703)	(1,425,144)	(2,909,463)	(2,277,722)	(1,660,167)	(17,937,199)
Derivatives	1,881,267	(1,765,659)	(205,036)	(425,285)	540,733	26,020
CLP	988,919	1,140,587	900,023	664,608	(407,679)	3,286,458
CLF	(936,785)	(814,209)	(485,247)	(904,781)	910,135	(2,230,887)
USD	787,971	524,265	806,558	77,221	15,380	2,211,395
COP	1,041,162	(2,616,302)	(1,426,370)	(262,333)	22,897	(3,240,946)

The expositions presented above correspond to the present values resulting from:

●     Model contract flows according to their behaviors that affect market risk exposure. Example: prepayment, renewal, etc.

●     Discount the flows of the items recorded to accrual at a rate that represents the opportunity cost of the liability/ asset.

●     Discount the flows of items accounted to the market at the market rate.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-201

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

b.2.1.4) Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset.

b.2.2) Liquidity Risk

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-202

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-203

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

The consumption of regulatory limit of market risk, specifically for the Trading Book as of December 31, 2020, 2019 and 2018, is presented below:

	As of December 31,
Limit consumption	2020	2019	2018
Market risk exposure (MRE)	83.34%	80.10%	71.80%

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-204

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

The following table details regulatory limit consumption for market risk, considered as the limit to be 100% calculated based on the rules indicated above, specifically for the Banking Book as of December 31, 2020, 2019 and 2018:

	As of December 31,
Limit consumption	2020	2019	2018
Short-term exposure to interest rate risk	62.99%	48.92%	51.40%
Long-term exposure to interest rate risk	63.86%	57.82%	50.30%

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 the Bank has complied with all regulatory requirements and limits, as well as with all financial covenants, such as risk weighed capital adequacy ratio, single borrower exposure, aggregate large exposure, concentration risk, equity to assets ratio, coverage ratio of provisions, among others.

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

Although the Value at Risk model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered:

●	It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, in the Bank’s case it does not reflect what happens in the 1% of the tail. This is mitigated with the stress measures detailed below.
●	It does not consider intraday results, but only reflects the potential loss given current positions.
●	It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-205

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

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

	Scenarios for impacts on P&L						Scenarios for impacts on FVTOCI
	Chamber	Government	Chamber	Government	Curve	Curve	Chamber	Government	Chamber	Government	Curve	Curve
Term	CLP	CLP	CLF	CLF	USD	MX	CLP	CLP	CLF	CLF	USD	MX
1 day	(39)	39	87	162	(51)	51	39	39	(87)	162	51	(51)
3 months	(39)	39	87	162	(51)	51	39	39	(87)	162	51	(51)
6 months	(39)	39	87	162	(51)	51	39	39	(87)	162	51	(51)
9 months	(36)	42	87	159	(67)	67	36	42	(87)	159	67	(67)
1 year	(33)	46	93	155	(86)	86	33	46	(93)	155	86	(86)
2 years	(37)	39	70	93	(101)	101	37	39	(70)	93	101	(101)
3 years	(47)	52	68	88	(103)	103	47	52	(68)	88	103	(103)
4 years	(57)	65	68	83	(105)	105	57	65	(68)	83	105	(105)
5 years	(67)	77	67	79	(106)	106	67	77	(67)	79	106	(106)
7 years	(65)	66	74	81	(103)	103	65	66	(74)	81	103	(103)
10 years	(63)	50	83	85	(98)	98	63	50	(83)	85	98	(98)
20 years	(63)	50	80	81	(115)	115	63	50	(80)	81	115	(115)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-206

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

Interest rate scenarios - Colombia (basis points – 0.01%)

The table below presents a sensitivity analysis for changes of 0.01% in interest rates by term and type of interest rate, and its corresponding impact on profit and loss (net interest margin) and equity (valuation accounts for financial instruments at FVTOCI).

	Scenarios for impacts on P&L			Scenarios for impacts on FVTOCI
Tenor	Government COP	Swap IBR	Curve USD	Government COP	Swap IBR	Curve USD
1 day	137	37	13	137	37	13
3 months	133	40	17	133	40	17
6 months	130	78	19	130	78	19
9 months	126	77	27	126	77	27
1 year	122	75	35	122	75	35
2 years	108	96	39	108	96	39
3 years	93	94	35	93	94	35
4 years	85	95	36	85	95	36
5 years	86	96	37	86	96	37
7 years	88	98	39	88	98	39
10 years	91	101	42	91	101	42
20 years	93	111	51	93	111	51

	Scenarios for impacts on accrual book
Tenor	Government COP	Curve USD
1 day	37	13
1 month	79	14
3 months	40	17
6 months	78	19
9 months	77	27
1 year	75	35

Exchange rate scenarios Chile

The table below presents the assumptions used in the sensitivity analysis for changes in the relevant exchanges rates, were by the Bank determined that its relevants exchange rate are USD-CLP and USD-COP using a 10.86% and 10.42% change over the closing rates, respectively, to each of the portfoliosand its corresponding impact on profit and loss (net income from financial operations and net foreign exchange gain/loss) and equity (valuation accounts for financial instruments at FVTOCI).

	Change in scenario impacting	Change in scenario impacting	Change in scenario impacting
Exchange rate	P&L	FVTOCI	accrual book
	%	%	%
USD – CLP	(10.86)	(10.86)	(10.86)
USD - COP	10.42	10.42	10.42

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-207

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

Exchange rate scenarios Colombia

The table below presents the assumption used in the sensitivity analysis for changes in the relevant exchanges rates, were by the Bank used a 5.08% change over the closing rates of USD - COP to each of the portfolios, and its corresponding impact on profit and loss (net income from financial operations and exchange differences) and equity (valuation accounts for financial instruments at FVTOCI).

	Change in scenario	Change in scenario	Change in scenario impacting
Exchange rate	impacting P&L	impacting FVTOCI	accrual book
	%	%	%
USD - COP	(5.08)	(5.08)	(5.08)

Impact on P&L derived from sensitivity analysis

The following table presents the impact of movements or reasonably likely scenarios explained above applied to positions in the Trading Book that affect P&L (net income from financial operations, net foreign exchange gain/losses, and net interest margin as applicable) as of December 31, 2020, 2019 and 2018:

	As of December 31,
Potential impact on P&L	2020	2019	2018
	MCh$	MCh$	MCh$
CLP rate risk	(8,403)	(4,881)	(5,019)
Derivatives	(8,403)	(4,879)	(5,018)
Debt instruments	—	(2)	(1)
CLF rate risk	(8,488)	(5,130)	(5,942)
Derivatives	(8,488)	(5,130)	(5,942)
Debt instruments	—	—	—
COP rate risk	(3,104)	(1,200)	(29,182)
Derivatives	(2,508)	(1,086)	(29,094)
Debt instruments	(596)	(114)	(88)
UVR rate risk	(133)	(108)	(375)
Derivatives	3	(102)	(364)
Debt instruments	(136)	(6)	(11)
USD rate risk	(2,648)	(2,711)	(2,810)
Other currencies rate risk	(249)	(177)	(42)
Total rate risk	(23,025)	(14,207)	(43,370)
Exchange rate risk	(163)	(763)	150
Options risk	16	89	156
Total impact	(23,172)	(14,881)	(43,064)

The following table presents the impact on the net interest margin of movements or reasonably likely scenarios on positions in the Accrual Book for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,
Potential impact on Accrual Book	2020	2019	2018
Interest rate shock sensitivity impact	(9,626)	(13,981)	(12,359)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-208

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

Impact on Equity derived from sensitivity analysis

In line with the effects on P&L of positions accounted for at fair value and amortized cost, the changes in market factors because of reasonably possible movements in interest and exchange rates also generate impacts on equity accounts as a result of the potential change in market value of the portfolio of investments at FVTOCI and the portfolios of cash flow and net foreign investment hedges, DV01 represents the impact on equity using the scenarios were by management used the assumption to use +1bp over the yield curves to estimate the efect over our FVTOCI portfolio, which are presented in the following table:

	For the years ended December 31,
	2020			2019			2018
Potential Impact	DV01	Impact of Change in		DV01	Impact of Change in		DV01	Impact of Change in
on FVTOCI	(+1 bp)	Interest Rate		(+1 bp)	Interest Rate		(+1 bp)	Interest Rate
	US$	MUS$	MCh$	US$	MUS$	MCh$	US$	MUS$	MCh$
CLP	(707,409)	(40.13)	(28,609)	(377,765)	(31.16)	(23,334)	(254,636)	(11.73)	(8,180)
CLF	(201,548)	(23.15)	(16,505)	(221,758)	(49.07)	(36,744)	(177,471)	(26.29)	(18,328)
COP	35,889	(8.13)	(5,780)	(49,254)	(1.37)	(1,023)	(189,242)	(5.74)	(3,988)
UVR	(36,520)	(3.88)	(2,755)	(142,663)	(5.25)	(3,981)	(29,763)	(0.55)	(380)
USD	(42,030)	(4.36)	(3,107)	(2,353)	(0.14)	(105)	(33,769)	(2.44)	(1,701)
Other	11,624	(0.59)	(419)	888	(0.08)	(56)	—	—	—
Total interest rate impact	(939,994)	(80.24)	(57,175)	(792,905)	(87.07)	(65,243)	(684,881)	(46.75)	(32,577)

	Impact due to changes in prices
Exchange rate	As of December 31, 2020		As of December 31, 2019
	ThUS$	MCh$	ThUS$	MCh$
USD	(67.25)	(47,942)	(134.51)	(100,719)
COP	(63.65)	(45,380)	(146.36)	(109,591)
Total risk exchange rate	(130.90)	(93,322)	(280.87)	(210,310)
Total impact	(211.14)	(150,497)	(367.94)	(275,553)

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-209

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

LIBOR discontinuation (London Interbank Offered Rate)

The LIBOR has been the main reference to determine the price of financial instruments from mortgages, loans, bond, derivatives, as well as for the construction of discount rates and transfer prices. However, it has recently been challenged its reliability and methodological definition, prompting the UK's Financial Conduct Authority (FCA) to dictate in 2017 and propose the cesation of the LIBOR benchmart December 31, 2021 as the deadline for LIBOR.

By virtue of the foregoing, as of December 31, 2020, the bank has completed the diagnostic phase to determine the impact of transitioning to an alternative rate and is in the process of drawing up a plan for its implementation.

The following table details the exposure based on financial instruments subject to the reform of the reference interest rate, presenting the balances as of December 31, 2020:

Financial intruments based on libor
	Exposure
Financial Statements line item	Assets	Liabilities
	MCh$	MCh$
Non-derivative financial instruments	1,632,335	1,107,483
Loans and accounts receivable from customers	1,632,335	—
Interbank borrowings	—	1,107,483
Financial derivative contracts (1) (2)	12,988,222	9,228,125
Totals	14,620,557	10,335,608

(1)	Correspond to the fair value of the operations.
(2)	The total notional amount associated with derivative operations corresponds to MCh$32,966,228,

The main items identified included in Loans and accounts receivable from customers correspond to commercial loans in the form of working capital funding, while the operations included in the Interbank borrowings item correspond mainly to international trade financing operations. The derivative items are mainly composed of interest rate swaps.

Additionally, based on Management’s analysis, no risks have been identified that would required meaningful modifications in the risk management strategy implemented by the Bank.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-210

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

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

Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by the Operational Risk Team.

D) Cybersecurity

The Bank and its affiliated companies collect and process personal and confidential information from its clients as an integral part in the conduct of banking operations and the various services offered through the Internet and other electronic channels. The secure transmission of information through the different electronic channels is essential to maintain the trust of its customers in online services. The use of the Internet and electronic channels exposes the Bank to risks associated with cybersecurity.

Cybersecurity is defined as the set of actions for the protection of digital information assets, as well as the infrastructure that supports it, with the objective of preventing or mitigating the adverse effects of risks and threats on information security and maintaining the continuity of the Bank's business.

Given the importance of cybersecurity and security of the clients' information, the Bank has a Cybersecurity and Fraud Management team, which reports directly to the Corporate Risk Manager.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-211

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

The Bank's Cybersecurity Management model is based on four (4) Macro processes:

●	Security and Cybersecurity Governance: focused on risk management, regulatory framework, supplier cybersecurity management and culture and awareness of Cybersecurity culture, for clients and collaborators.
●	Information protection: Responsible for the identification, classification, protection and authorization of access to information.
●	Systems security: Definition of security architecture and adherence to cybersecurity guidelines in the technological environment.
●	Cyber defense: Application of industry leading practices in security and assurance of technological equipment (Baseline), detection and remediation of vulnerabilities and detection and response to cybersecurity incidents; evaluation of the Bank's current cybersecurity controls and detection of cybersecurity breaches, evaluation of response to a crisis scenario through cybersecurity exercises and ethical hacking.

E)    Shareholders’ equity requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During 2020 and 2019, the Bank has complied fully with all capital requirements.

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

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back up each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%) and additionally a category intermediate with a risk weighting percentage of 2%. For example, cash, due from Banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets. Bank have 100% risk, which means that a minimum capital equivalent to 8% of the value of these assets is needed. In the case of Itaú, it uses 10%.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or "credit equivalent"). For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-212

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

According to local regulations, as of December 31, 2020 and 2019, the relation between assets and risk weighted assets is as follow:

	Consolidated assets		Risk-weighted assets
	As of December 31,		As of December 31,
	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Assets balance (net of allowances)
Cash and deposits in banks	3,089,072	1,009,681	—	—
Cash items in process of collection	173,192	231,305	30,919	40,916
Trading securities	580,369	181,402	90,149	21,755
Investments under resale agreements	105,580	75,975	97,525	57,622
Financial derivative contract (*)	1,302,692	1,674,743	859,464	1,215,171
Interbank loans	7,115	56,205	7,115	56,205
Loans and accounts receivable from customers	21,685,269	22,373,638	18,634,870	20,112,889
Available for sale investments	3,964,720	3,593,204	334,632	387,692
Held to maturity investments	111,643	115,682	49,627	52,527
Investments in companies	11,983	14,938	11,983	14,938
Intangible	718,683	1,617,745	226,171	423,414
Fixed assets	56,020	57,962	56,020	57,962
Right-of-use asset under lease agreements	170,603	204,559	170,603	204,559
Current taxes	64,699	85,516	6,470	8,552
Deferred taxes	314,112	184,167	31,411	18,417
Other assets	602,769	783,447	410,854	698,801
Off-balance sheet assets
Contingent loans	2,381,233	2,647,938	1,428,740	1,588,763
Totals	35,339,754	34,908,107	22,446,553	24,960,183

(*)   Items presented at their Equivalent Credit Risk value, in accordance with the provisions of Chapter 12-1 “Equity for Legal and Regulatory Effects” of the RAN, issued by the Commission for the Financial Market (former SBIF).

	Amount			Ratio
	As of December 31,			As of December 31,
	2020	2019		2020	2019
	MCh$	MCh$		%	%
Basic capital	2,315,411	3,346,102	(a)	6.54	9.59	(c)
Effective equity	3,044,661	3,280,569	(b)	13.56	13.14	(d)

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-213

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 36 - Risk management, continued

(c)   Consolidated basic capital ratio corresponding to basic capital divided by total assets for capital purposes (includes items outside the Consolidated Financial Statements).

(d)   Consolidated solvency ratio corresponds to the ratio of effective equity to weighted assets.

The shareholders’ agreement established an “Optimal Regulatory Capital” with respect to Itaú Corpbanca Chile and Colombia, which must be, at any date, the highest between 120% of the minimum regulatory capital ratio established by the respective legislation and the average of the regulatory capital ratio of the 3 largest private Banks in the respective country, multiplied by the consolidated risk-weighted assets (APR) of the Chilean or Colombian Bank, as applicable, on the date that is one year from the last day of the fiscal year more recent, assuming that the assets weighted by their level of risk grow during that year at a rate equal to the Minimum Growth Rate. The Bank, in consolidated terms (owners of the Bank), maintains a total equity of MCh$2,315,411 (MCh$3,346,102 in December 2019) in the Consolidated Financial Statements filed with the CMF, according to local regulations.

As of December 31, 2020 and 2019, the Bank is in compliance with the “Optimal Regulatory Capital” requirements, as well as with all financial covenants related to regulatory capital requirements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-214

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 37 - Maturity of assets and liabilities

The main assets grouped by maturity, including interest accrued as of December 31, 2020 and 2019, are detailed as follows:

	As of December 31, 2020
		Between			Between
		1 month	Between	Between	3 years
		to 3	3 month	1 year to	to 6	Over 6
	Up to 1 month	months	to 1 year	3 years	years	years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial instruments at fair value through profit or loss	55,516	65,370	77,021	176,681	192,719	15,403	582,710
Financial instruments at fair value through other comprehensive income	1,127,310	97,970	486,354	870,028	1,312,994	76,243	3,970,899
Loans and accounts receivable from customers at amortized cost (**)	1,956,465	1,457,769	2,260,698	2,834,427	3,929,783	10,178,839	22,617,981
Commercial loans	1,387,069	1,436,296	2,167,838	2,258,716	2,769,842	4,789,038	14,808,799
Mortgage loans	1,980	420	2,952	26,153	181,838	5,103,410	5,316,753
Consumer loans	567,416	21,053	89,908	549,558	978,103	286,391	2,492,429
Financial instruments at amortized cost	18,197	—	92,698	647	—	—	111,542
Investments under resale agreements	19,933	40,537	43,633	692	785	—	105,580
Financial derivative contracts	173,313	10,258	526,205	639,459	918,637	1,714,931	3,982,803
Interbank loans (*)	—	7,131	—	—	—	—	7,131
Subtotal	3,350,734	1,679,035	3,486,609	4,521,934	6,354,918	11,985,416	31,378,646

Liabilities
Obligations under repurchase agreements	637,751	1,100	—	—	—	—	638,851
Time deposits and other time liabilities	4,627,676	2,385,542	3,311,082	661,139	123,689	323,936	11,433,064
Financial derivative contracts	171,119	18,551	483,102	669,539	878,157	1,453,123	3,673,591
Interbank borrowings	103,194	119,061	719,886	970,810	1,874,093	11,934	3,798,978
Lease obligations	2,927	7,258	20,645	51,861	49,170	20,024	151,885
Debt instruments issued	1,640	545	326,088	838,032	1,873,627	3,164,924	6,204,856
Subtotal	5,544,307	2,532,057	4,860,803	3,191,381	4,798,736	4,973,941	25,901,225

(*)     Interbank loans are presented gross. The amount of allowances corresponds to MCh$10.

(**)   Loans and accounts receivable from customers at amortized cost are presented gross. Allowances by loan type are detailed as follows: Commercial MCh$747,617; Mortgage MCh$73,465; and Consumer MCh$220,791.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-215

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 37 - Maturity of assets and liabilities, continued

	As of December 31, 2019
		Between			Between
		1 month	Between	Between	3 years
		to 3	3 month	1 year to	to 6	Over 6
	Up to 1 month	months	to 1 year	3 years	years	years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial instruments at fair value through profit or loss	20,465	54,382	39,730	39,822	26,703	2,600	183,702
Financial instruments at fair value through other comprehensive income	258,843	151,014	609,862	1,515,340	896,383	167,448	3,598,890
Loans and accounts receivable from customers at amortized cost (**)	1,641,670	2,723,589	2,796,116	2,576,345	3,778,435	9,618,659	23,134,814
Commercial loans	1,443,029	2,209,624	2,693,582	1,962,306	2,516,050	4,635,953	15,460,544
Mortgages loans	3,040	550	2,760	22,657	115,878	4,731,156	4,876,041
Consumer loans	195,601	513,415	99,774	591,382	1,146,507	251,550	2,798,229
Financial instruments at amortized cost	29,026	7,543	78,138	951	—	—	115,658
Investments under resale agreements	75,975	—	—	—	—	—	75,975
Financial derivative contracts	151,952	160,523	306,284	602,190	662,530	1,271,478	3,154,957
Interbank loans (*)	55,881	—	945	—	—	—	56,826
Subtotal	2,233,812	3,097,051	3,831,075	4,734,648	5,364,051	11,060,185	30,320,822

Liabilities
Investments under resale agreements	559,457	—	—	—	—	—	559,457
Deposits and other demand liabilities	3,946,542	2,432,029	3,913,833	827,802	128,756	371,225	11,620,187
Financial derivative contracts	235,652	145,905	283,404	580,829	703,285	988,959	2,938,034
Interbank borrowings	90,251	246,214	1,781,437	406,539	96,281	26,034	2,646,756
Lease obligations	1,177	76,333	52,074	14,561	20,734	8,045	172,924
Debt instruments issued	30,419	378	620,710	959,369	1,375,640	3,421,840	6,408,356
Subtotal	4,863,498	2,900,859	6,651,458	2,789,100	2,324,696	4,816,103	24,345,714

(*)    Interbank loans are presented gross. The amount of allowances corresponds to MCh$239.

(**)  Loans and accounts receivable from customers at amortized cost are presented gross. Allowances by loan type are detailed as follows: Commercial MCh$545,119; Mortgage MCh$78,501; and Consumer MCh$256,417.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-216

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 38 - Foreign currency position

In the Consolidated Statements of Financial Position as of December 31, 2020 and 2019, assets and liabilities are included in local and foreign currency, as well as inflation-indexation adjustable and adjustable by the variation of the exchange rate, for the amounts indicated below:

								Others	Exchange rate
As of December 31, 2020	Note	CLP (*)	UF	USD	COP	EUR		currency	adjustable	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$
Cash and deposits in banks	5a)	1,232,614	—	1,501,888	294,522	28,315		31,733	—	3,089,072
Cash items in process of collection	5b)	110,503	—	61,819	93	9		768	—	173,192
Financial instruments at fair value through profit or loss	6	145,316	355	—	437,039	—		—	—	582,710
Financial instruments at fair value through other comprehensive income	11	2,556,706	696,307	103,503	614,383	—		—	—	3,970,899
Loans and accounts receivable at amortized cost	10	5,768,428	8,959,138	2,859,253	3,955,993	23,704		—	9,592	21,576,108
Financial instruments at amortized cost	11	—	—	7,202	104,340	—		—	—	111,542
Investments under resale agreements	7	84,173	—	—	21,407	—		—	—	105,580
Investments in companies		7,149	—	—	—	—		—	—	7,149
Financial derivative contracts	8	2,529,980	387,035	1,039,536	19,967	6,285		—	—	3,982,803
Interbank loans, net	9	—	—	7,121	—	—		—	—	7,121
Intangible assets	13	682,523	—	172	35,988	—		—	—	718,683
Property, plant, and equipment	14	56,274	—	482	23,859	—		—	—	80,615
Right-of-use asset under lease agreements	15	111,452	—	6,061	28,495	—		—	—	146,008
Current taxes	16	43,132	—	1,844	19,723	—		—	—	64,699
Deferred taxes	16	250,023	—	14,645	47,888	—		—	—	312,556
Other assets	17	87,378	11,883	388,141	54,961	—		—	270	542,633
Other non-current assets held for sale	17	13,269	—	—	1,809	—		—	—	15,078
TOTAL ASSETS		13,678,920	10,054,718	5,991,667	5,660,467	58,313		32,501	9,862	35,486,448

Deposits and other demand liabilities	18	3,186,296	13,448	737,892	2,238,247	21,435		88	—	6,197,406
Cash in process of being cleared	5b)	82,287	—	52,244	1	1,528		18,172	—	154,232
Obligations under repurchase agreements	7	399,593	—	—	239,258	—		—	—	638,851
Time deposits and other time liabilities	18	8,042,117	402,118	1,539,760	1,449,054	14		—	1	11,433,064
Financial derivative contracts	8	2,031,193	476,910	986,508	170,598	8,382		—	—	3,673,591
Interbank borrowings	19	2,257,226	—	1,384,248	47,768	368		109,368	—	3,798,978
Debt instruments issued	20	835,961	4,636,431	122,734	609,730	—		—	—	6,204,856
Other financial liabilities	20	13,123	—	—	—	—		—	—	13,123
Lease contracts liabilities	15	561	118,189	6,987	25,992	—		—	156	151,885
Current taxes	16	596	—	—	1,170	—		—	—	1,766
Deferred taxes	16	—	—	—	237	—		—	—	237
Provisions	21	84,190	—	5,814	45,086	—		—	—	135,090
Other liabilities	22	175,812	159,834	274,827	79,442	66		—	10,053	700,034
Liabilities directly associated with non-current assets held for sale	22	—	—	—	—	—		—	—	—
TOTAL LIABILITIES		17,108,955	5,806,930	5,111,014	4,906,583	31,793	—	127,628	10,210	33,103,113
Assets (liabilities) net		(3,430,035)	4,247,788	880,653	753,884	26,520		(95,127)	(348)	2,383,335

(*)    Includes transactions denominated in foreign currencies but that are settled in pesos.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-217

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 38 - Foreign currency position, continued

							Others	Exchange rate
As of December 31, 2019	Note	CLP (*)	UF	USD	COP	EUR	currency	adjustable	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5a)	243,754	—	364,594	398,780	2,553	—	—	1,009,681
Cash items in process of collection	5b)	150,463	—	80,132	710	—	—	—	231,305
Financial instruments at fair value through profit or loss	6	112,224	—	—	71,478	—	—	—	183,702
Financial instruments at fair value through other comprehensive income	11	1,600,147	1,023,726	124,310	850,707	—	—	—	3,598,890
Loans and accounts receivable at amortized cost	10	5,678,458	8,749,298	3,459,607	4,355,845	841	—	10,648	22,254,697
Financial instruments at amortized cost	11	—	—	30,123	85,535	—	—	—	115,658
Investments under resale agreements	7	46,686	—	—	29,289	—	—	—	75,975
Investments in companies		5,833	—	—	3,772	—	—	—	9,605
Financial derivative contracts	8	2,199,266	324,414	536,936	93,427	914	—	—	3,154,957
Interbank loans, net	9	—	—	35,944	20,452	—	—	—	56,396
Intangible assets	13	1,400,449	—	1,104	172,880	—	—	—	1,574,433
Property, plant, and equipment	14	72,766	—	422	21,892	—	—	—	95,080
Right-of-use asset under lease agreements	15	121,241	—	7,936	38,264	—	—	—	167,441
Current taxes	16	30,773	—	—	54,743	—	—	—	85,516
Deferred taxes	16	182,302	—	20,942	5,413	—	—	—	208,657
Other assets	17	248,755	91,456	359,198	71,182	—	—	270	770,861
Other non-current assets held for sale	17	17,202	—	—	—	—	—	—	17,202
TOTAL ASSETS		12,110,319	10,188,894	5,021,248	6,274,369	4,308	—	10,918	33,610,056

Deposits and other demand liabilities	18	2,255,736	2,855	534,005	2,079,465	1,387	—	—	4,873,448
Cash in process of being cleared	5b)	100,395	—	64,178	—	—	—	—	164,573
Obligations under repurchase agreements	7	499,136	—	—	60,321	—	—	—	559,457
Time deposits and other time liabilities	18	7,952,973	391,679	1,356,132	1,919,402	—	—	1	11,620,187
Financial derivative contracts	8	1,960,447	402,899	476,568	97,212	908	—	—	2,938,034
Interbank borrowings	19	—	—	2,563,630	83,126	—	—	—	2,646,756
Debt instruments issued	20	763,503	4,924,260	129,281	590,471	841	—	—	6,408,356
Other financial liabilities	20	12,956	10	—	—	—	—	—	12,966
Lease contracts liabilities	15	659	129,034	7,689	35,273	—	—	269	172,924
Current taxes	16	13	—	—	—	—	—	—	13
Deferred taxes	16	—	—	—	263	—	—	—	263
Provisions	21	106,456	—	—	71,371	—	—	—	177,827
Other liabilities	22	265,814	268,685	115,196	54,446	—	—	4,773	708,914
Liabilities directly associated with non-current assets held for sale	22	—	—	—	—	—	—	—	—
TOTAL LIABILITIES		13,918,088	6,119,422	5,246,679	4,991,350	3,136	—	5,043	30,283,718
Assets (liabilities) net		(1,807,769)	4,069,472	(225,431)	1,283,019	1,172	—	5,875	3,326,338

(*)    Includes transactions denominated in foreign currencies but that are settled in pesos.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-218

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Note 39 - Subsequent events

Discontinuation of the net investment in Itaú Corpbanca Colombia hedge

During January 2021, by decision of Management, the hedge of net investment in Itaú Corpbanca Colombia was discontinued. The impact of discontinuing the hedge relationship was reclassified from valuation accounts to reserves, without generating an effect on the Consolidated Statement of Income.

Changes in the Board of Directors

In ordinary session held on January 27, 2021, the Board of Directors of Itaú Corpbanca was informed and resolved to accept the resignation of director Mr. Caio Ibrahim David, effective as of the same date. In his replacement, the Board of Directors agreed to appoint Mr. Matias Granata, who served as a director until the Annual Ordinary Shareholder’s Meeting held on March 18, 2021 and was elected as a director in the same meeting.

New alliance between Itaú and Rappi

On March 29, 2021 the Bank announced to the market and communicated to the SEC a new alliance with Rappi, as part of our digital transformation strategy. This agreement aims to revolutionize the local financial market with simple, innovative and unique digital products, allowing an increasing number of individuals to access new financial solutions in an agile and digital way. Itaú and Rappi expect the new offer of digital financial products and services to be available during the third quarter of 2021, through the new business model resulting from this alliance.

Others

Between January 1 and April 22, 2021, the date of issuance of these Consolidated Financial Statements, there have been no other events after the reporting period that could affect the presentation and results of the financial statements.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	F-219