Form 20-F
period 2021-12-31
CORPBANCA/FI
filed 2022-04-28
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2021

As filed with the Securities and Exchange Commission on April 27, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Presidente Riesco 5537

Las Condes

Santiago, Chile

(Address of principal executive offices)

Investor Relations, Telephone: +(562) 2660-1751, Facsimile: +(562) 2660-2476,

Address: Presidente Riesco 5537, Las Condes, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares representing common shares	ITCB	New York Stock Exchange
Common shares, no par value*		New York Stock Exchange*

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

973,517,871,202

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

i

SUMMARY OF RISK FACTORS

An investment in our securities and ADSs is subject to a number of risks, including Risks Associated with our Business, Risks Relating to Chile, Colombia and Other Countries in Which we Operate, Risks Relating to Expansion and Integration of Acquired Businesses and Risks Related to our Securities, the ADSs and our Common Shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Associated with Our Business

Composition of Loan Portfolio: Through the further expansion of our loan portfolio in retail segments, we are seeking to decrease our corporate segment concentration and, as a result, balance our loan portfolio and strengthen our retail operation (particularly in the consumer segment), which may expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses, which may in turn have a material adverse effect on our results of operations.

Growth of Loan Portfolio: Our loan portfolio may not continue to grow at the same or similar rates as the growth rate that we historically experienced. In addition, the growth of our loan portfolio may expose us to a higher level of loan losses and require us to establish proportionately higher levels of provisions for loan losses, which would offset the increased income that we can expect to receive as our loan portfolio grows.

Capital Adequacy Requirements: Although we have historically complied with our capital maintenance obligations in the jurisdictions where we operate, there can be no assurance that we will continue to do so in the future. If we fail to meet the capital adequacy requirements, we may be required to take corrective actions or subject to sanctions in the jurisdictions where we operate, which could materially and adversely affect our business reputation, financial condition and results of operations.

Interest Rate Volatility: In the current global economic climate, there is a greater degree of uncertainty in the policy decisions and the setting of interest rates by the Central Bank of Chile and the Central Bank of Colombia. Volatility in interest rates could adversely affect us, including our future financial performance and the market value of our securities. In addition, inflation rate volatility, particularly in the event that inflation drops sharply, could adversely affect our net interest income due to the structural gap that exists between inflation-indexed assets and liabilities.

Competition and Consolidation: The Chilean and Colombian markets for financial services are highly competitive and competition is likely to increase, including as a result of the proliferation of non-traditional providers of banking services. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures. Increased competition and industry consolidation may adversely affect the results of our operations.

Risk Management: We use various processes to identify, manage and control our risk exposure under all market conditions. However, these processes involve subjective and complex judgments and assumptions and we cannot guarantee that our risk management efforts will prevent us from experiencing losses that could have a material adverse effect on our business, financial conditions and results of operations.

Concentration Risk: Concentration risk is associated with high financial losses triggered by significant exposure to a particular risk factor. We are subject to concentration risk and an excessive concentration in a particular risk factor could have a material adverse effect on our business, financial condition and results of operations.

Reliance on Short Term Deposits: Time deposits and other term deposits are our primary sources of funding. Our reliance on short-term deposits as our principal source of funds exposes us to sudden increases in our costs of funding which could have a material adverse effect on our revenue.

Banking Regulations: We are subject to constantly evolving regulation in the markets in which we operate. If enacted, new regulations could require us to inject further capital into our business, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities, which may restrict our operations and thereby adversely affect our financial condition and results of operations.

Government Debt Exposure: We invest in debt securities issued by the Chilean and Colombian governments, the Central Bank of Chile and the Chilean Ministry of Finance that, for the most part, are short-term and highly liquid instruments. If the Chilean or Colombian governments default on the timely payment of such securities, our business, financial condition and results of operations may be adversely affected by this exposure.

Benchmark Transition: A significant portion of our income, expenses and liabilities is directly tied to interest rates and we may not effectively manage risks associated with the replacement of benchmark indices, including LIBOR. The Bank is working on a transition program from existing benchmark indices, however, the uncertainties resulting from the discontinuation of LIBOR and implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial conditions and prospects.

Risks Relating to Chile, Colombia and Other Countries in Which We Operate

Pension Fund Regulations: Pension funds are important funding providers to us and to the Chilean banking system in general. Therefore, changes in pension fund regulations that reduce the funds available to pension funds or constrain their ability to invest in bank deposits and securities (for example, if exposure limits to individual issuers are reduced) would lead us to seek alternative sources of funding that could be more expensive and, as a consequence, might have a material adverse effect on our business, financial condition and results of operations.

Government Influence: Chilean and Colombian authorities exercise influence on and intervene in the Chilean and Colombian economies from time to time and changes in monetary, fiscal and foreign exchange policies or in the Chilean and Colombian governments’ structures may adversely affect us, as our profitability depends on the levels of economic activity in these countries.

Social and Political Environment: The ongoing constitution rewriting process in Chile and internal security issues in Colombia have had or could have in the future a negative effect on the economies in which we operate and in turn could negatively impact our business and/or financial performance. In particular, any further deterioration of Colombia’s political relations with Venezuela could have a negative impact on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.

COVID-19: The ongoing COVID-19 pandemic and related government response measures, including measures related to both public health and financial stability, have and may continue to affect the economies of the countries in which we operate, our business operations or our financial condition and results of operations.

Risks Relating to Expansion and Integration of Acquired Businesses

Integration Risk: Integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us. For example, acquisitions and strategic partnerships may not perform as expected or may disrupt our operations and adversely affect our business financial condition and results of operations.

Risks Related to Our Securities, the ADSs and Our Common Shares

Controlling Shareholder: Itaú Unibanco Holding S.A. (“Itaú Unibanco Holding”) is the sole controlling shareholder of Itaú Corpbanca. Our controlling shareholder is able to exercise significant control over us which could result in potential conflicts of interest.

Corp Group Banking S.A. Chapter 11 Proceeding: Corp Group Banking S.A., which beneficially owns 14.00% of our outstanding common shares as of the date of this report, is undergoing a bankruptcy proceeding under Chapter 11 of Title 11 of the United States Code. Although such proceeding is not expected to have a material adverse effect on us, we cannot control the terms of Corp Group Banking S.A.’s liquidation plan, the views of its shareholders or creditors, any decision of the bankruptcy court with respect to its share ownership in us, or the impact of such proceeding on the value of our common shares.

Other Risks: Investors may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons, most of whom reside outside of the United States. In addition, investors may have fewer and less well defined shareholders’ rights than with shares of a company in the United States. Further, holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

●	trends affecting our financial condition or results of operations;
●	our dividend policy;
●	changes in the participation of our shareholders or any other factor that may result in a change of control;
●	the amount of our indebtedness;
●	adverse developments with respect to the financial stability and conditions of our shareholders, counterparties, joint venture partners and business partners;
●	natural disasters and pandemics, including the ongoing SARS-CoV-2 (“COVID-19”) pandemic, including variant strains that have surfaced globally;
●	cyber-attacks, terrorism and other criminal activities;
●	changes in general economic, business, regulatory or political conditions in Chile, Colombia, Latin America and the rest of the world;
●	the developing conflicts between Russia and Ukraine and any restrictive actions that may be taken by the United States and other countries in response, such as sanctions;
●	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Colombia, Chilean or Colombian companies or securities issued by Chilean companies;
●	the monetary and interest rate policies of the Central Bank of Chile (Banco Central de Chile), or the Central Bank of Colombia (Banco de la República de Colombia);
●	inflation or deflation;
●	unemployment;
●	social unrest;

●	our counterparties’ failure to meet contractual obligations;
●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;
●	unanticipated turbulence in interest rates;
●	movements in currency exchange rates;
●	movements in equity prices or other rates or prices;
●	changes in Chilean, Colombian and foreign laws and regulations;
●	changes in Chilean or Colombian tax rates or tax regimes;
●	competition, changes in competition and pricing environments;
●	concentration of financial exposure;
●	our inability to hedge certain risks economically;
●	the adequacy of our loss allowances, provisions or reserves;
●	technological changes;
●	changes in consumer spending and saving habits;
●	successful implementation of new technologies;
●	loss of market share;
●	changes in, or failure to comply with, applicable banking, insurance, securities or other regulations;
●	changes in accounting standards;
●	difficulties in successfully integrating recent and future acquisitions into our operations;
●	consequences of the merger of the former Banco Itaú Chile with and into the former Corpbanca on April 1, 2016 (the “Merger”), the consolidation of the assets and liabilities of Itaú BBA Colombia S.A., Corporación Financiera (“Itaú BBA Colombia”) by us (the “Itaú Colombia Acquisition”), and the acquisition of an additional 12.36% share ownership in Itaú Corpbanca Colombia, S.A. (“ Itaú Corpbanca Colombia”) by us on February 22, 2022;
●	our ability to address and forecast economic and social trends affecting our business, and to effectively implement the appropriate strategies; and
●	the other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” in this Annual Report.

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

v

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

ITEM 3. KEY INFORMATION

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We are a Chilean bank and maintain our financial books and records in Chilean pesos and prepare our consolidated financial statements presented herewith in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As required by local regulations, our consolidated financial statements filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero) also referred to as the “CMF”, and that are the basis for dividend distributions, have been prepared in accordance with Chilean accounting principles or Chilean Banking GAAP, issued by the CMF. CMF regulations provide that for those matters not specifically regulated by this agency, our financial statements prepared under Chilean Banking GAAP should follow the accounting principles established by IFRS. Unless otherwise indicated herein, as used hereafter IFRS refers to the standards issued by the IASB. Therefore, our consolidated financial statements filed herewith differ from the financial statements prepared in accordance with Chilean Banking GAAP. We have included herein certain information in Chilean Banking GAAP with respect to the Chilean financial system and the financial performance of the Bank. These disclosures are not considered non-GAAP measures as they are required for regulatory purposes in Chile.

The selected consolidated financial information included herein as of December 31, 2020 and 2021, and for the years ended December 31, 2019, 2020 and 2021 is derived from, and presented on the same basis as, our consolidated financial statements prepared under IFRS and should be read together with such consolidated financial statements.

Readers should exercise caution in determining trends based on prior annual reports. See “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Policies and Estimates.”

Our auditors, PricewaterhouseCoopers Consultores Auditores SpA, or PwC, an independent registered public accounting firm, have audited our consolidated financial statements included in this Annual Report.

Foreign Currency Markets

In this Annual Report, references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “Ch$” or “CLP” are to Chilean pesos, references to “UF” are to Unidades de Fomento and references to “Colombian pesos” or “COP$” are to Colombian pesos. The UF is an inflation-indexed, Chilean peso-denominated unit that is linked to and adjusted daily to reflect changes in the previous month’s Chilean Consumer Price Index (CPI) of the Chilean National Statistics Institute (Instituto Nacional de Estadísticas). As of December 31, 2021, one UF equaled US$36.72, Ch$30,991.74 and COP$147,362.40 and as of March 31, 2022, one UF equaled US$40.39, Ch$31,727.74 and COP$151,530.65. See “Item 5. Operating and Financial Review and Prospects.”

This Annual Report contains translations of certain Chilean peso amounts into U.S. dollars and Colombian pesos at specified rates solely for the convenience of the reader. These translations should not be construed as representations that such Chilean peso amounts actually represent such U.S. dollar or Colombian pesos amounts, were converted from U.S. dollars or Colombian pesos amounts at the rate indicated in preparing our consolidated financial statements or could be converted into U.S. dollars or Colombian pesos amounts at the rate indicated or any particular rate at all. Unless otherwise indicated, such U.S. dollar and Colombian pesos amounts have been translated from Chilean pesos based on our own exchange rate of Ch$844.08 and COP$4,013.51, respectively, per US$1.00, as the case may be, as of December 31, 2021.

Specific Loan Information

Unless otherwise specified, all references in this Annual Report to total loans are to loans and financial leases before deduction for allowances for loan losses, and they do not include loans to banks or unfunded loan commitments. In addition, all market share data and financial indicators for the Chilean banking system when compared to Itaú Corpbanca’s financial information, presented in this Annual Report or incorporated by reference into this Annual Report are based on information published periodically by the CMF, which is published under Chilean Banking GAAP and prepared on a consolidated basis. Non-performing loans include the principal and accrued interest on any loan with at least one installment more than 90 days overdue. Impaired loans include those loans on which there is objective evidence that customers will not meet some of their contractual payment obligations. At the end of each reporting period the Bank evaluates the impairment of the loan portfolio in accordance with IFRS 9. Past due loans include all installments and lines of credit more than 90 days overdue, provided that the aggregate principal amount of such loans is not included.

Unless an exception applies, under Decree with Force of Law No. 3 of 1997, as amended (including, without limitation, by Law No. 21,130 which sets forth new capital requirements for banks in Chile that are in line with Basel III standards), also called the Ley General de Bancos or the Chilean General Banking Act, (1) a bank must have an effective net equity (Patrimonio Efectivo) of at least 8% of its risk weighted assets, net of required allowance for loan losses, as calculated in accordance with Chilean Banking GAAP; and (2) the paid-in capital and reserves, or basic capital (Capital Básico), shall not be lower than (y) 4.5% of its risk weighted assets and (z) 3% of its total assets, in both cases, net of required allowance for loan losses.

Note, however, that in any of the following events a higher effective net equity and/or a higher basic capital may be required:

(1)	If at the moment in which the incorporation deed of a bank is granted (or at the moment in which the authorization of existence of a branch of a foreign bank is granted), at least 50% of the minimum paid-in capital and reserves, or basic capital (Capital Básico) (i.e., UF800,000 (Ch$24,793.4 million or US$29.4 million as of December 31, 2021)) has not been paid, the respective bank shall have an additional basic capital equal to 2% of its risk weighted assets, net of required allowances, above the general minimum basic capital of 4.5% plus any additional basic capital that may be applicable pursuant to number (2) below. The additional 2% requirement will be reduced to 1% once the bank’s paid basic capital reaches UF600,000 (Ch$18,595.0 million or US$22.0 million as of December 31, 2021).
(2)	On December 1, 2020, the CMF completed the issuance of the regulations necessary to implement in Chile the new capital requirements established by Law No. 21,130. As a result, the following will apply:
a.	From December 1, 2020, a bank will be required to have an additional basic capital (Conservation Buffer) equal to 2.5% of its risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement will go into effect progressively during a 4-year term at a ratio of 0.625% per year, starting on December 1, 2021. Note that the CMF has already issued and published the regulations that triggered the applicability of this additional basic capital requirement: (w) on September 25, 2020, the CMF published the regulation (Circular No. 2,272) setting forth the Conservation Buffer applicable to banks in Chile; (x) on November 30, 2020, the CMF published the regulation (Circular No. 2,280) setting forth the standard methodology for operational risk weighted assets, without allowing banks to use their own methodologies for operational risk weighted assets; (y) on December 1, 2020, the CMF published the regulation (Circular No. 2,281) setting forth the methodologies that banks must consider for credit risk weighted assets, including the use of both the standard and the internal methodologies; and (z) on December 1, 2020, the CMF published the regulation (Circular No. 2,282) setting forth the standard methodology for market risk weighted assets, without allowing banks to use their own methodologies for market risk weighted assets;

b.	Beginning on December 1, 2020, the Central Bank of Chile may impose an additional basic capital requirement (Counter-Cyclical Buffer) of up to 2.5% of a bank’s risk weighted assets, net of required allowances, above the minimum requirements. This additional requirement may be imposed by the Central Bank of Chile on a general basis applicable to all banking institutions, as a contra-cyclical measure. Note that on September 25, 2020 the CMF published the regulation (Circular No. 2,272) setting forth the Counter-Cyclical Buffer that may be applicable to banks in Chile;
c.	In the event that the CMF determines, through a grounded resolution and with the affirmative consent of the Counsel of the Central Bank of Chile, that a bank or group of banks has systemic importance, the CMF will be entitled to impose, among others, one or more of the following conditions: (y) an increase between 1% and 3.5% to the basic capital over risk weighted assets, net of required allowances, above the aforementioned 8% minimum effective net equity (Patrimonio Efectivo) requirement and (z) an increase of up to 2% to the basic capital over total assets, net of required allowances, above the aforementioned 3% minimum basic capital requirement. The conditions imposed on a bank qualified of systemic importance may be terminated in the event the Council of the CMF determines that a bank no longer has systemic importance.

On November 2, 2020, the CMF published the regulation (Circular No. 2,276) setting forth the factors and methodologies to be considered to determine whether a bank or group of banks qualifies as of systemic importance; this regulation also provides the additional basic capital requirements to be imposed on a bank if it is considered of systemic importance. This regulation, which became effective on December 1, 2020, provides that the additional basic capital requirements will be applied progressively from December 1, 2022 to December 1, 2025, at a ratio of 25% per year until reaching 100% on December 1, 2025. Finally, the first resolution qualifying banks as systemically important was issued on March 31, 2021 and qualifies Itaú Corpbanca, among others, as a bank of systemic importance.

In general terms, the rating of a bank or group of banks under the same controller as of systemic importance is associated with the group’s materiality to the operation of the Chilean financial system. Materiality is determined based on a finding that the financial weakening or eventual insolvency of a bank or group of banks under the same controller could have material adverse consequences on the rest of the financial system or even on the country’s economy as a whole. To establish the degree of systemic importance of a bank or group of banks under the same controller, the CMF considers as a reference framework the evaluation methodology established by the Basel Committee on Banking Supervision (BCBS) in force since January 1, 2016, which contemplates the creation of an index based on different factors that determine the systemic impact of a bank if it were to financially weaken or become insolvent.

In accordance with the above, to establish the degree of systemic importance of a bank, the CMF established an index of systemic importance, determined by the weighted aggregate of the relative percentage of participation of each bank in the following factors, each of which is will be calculated from a set of sub-factors: size, local interconnection (sub-factors to be measured only within the local market, including assets within the Chilean financial system and liabilities within the Chilean financial system), local substitutability (sub-factors to be measured only within the local market including payment activities, deposits and loans), and complexity (sub-factors to be measured include OTC derivative contracts, inter-jurisdictional assets, inter-jurisdictional liabilities, assets at fair value and assets of third parties under the bank’s management).

Specifically, the systemic importance index is calculated as: (a) the weighted average of the bank’s scores in the four factors set forth in the preceding paragraph, using the following weighting: 30% for size and local interconnection and 20% for local substitutability and complexity, and (b) the bank’s score in each factor will be equal to the weighted average of its percentage participation in each of the sub-factors. This participation is multiplied by 10,000 to express it in basis points; and

d.	If after a review process, to the judgment of the CMF, a bank presents risks not properly protected with the equity requirements mentioned above, the CMF may impose additional equity requirements, starting in the fourth quarter of 2020. Such additional equity requirements may consist in an additional basic capital, or one or more of the instruments listed in numbers (ii), (iii), (iv) and (v) of the following paragraph. In any event, the additional equity requirements shall not exceed 4% of its risk weighted assets, net of required allowances. For these purposes, on September 11, 2020, the CMF issued the regulation (Circular No. 2,270) setting forth the general criteria and guidelines to determine the additional equity requirements as a result of this CMF supervision process. This regulation imposes on banks the obligation to prepare and deliver a Self-Assessment Report on the Effective Net Equity (Informe de Autoevaluación de Patrimonio Efectivo or the IAPE) to the CMF on a yearly basis, no later than April each year. This new regulation became effective as of September 11, 2020; however the IAPE must be delivered progressively pursuant to the following timeline: Starting April 2021, in a simplified format considering credit risk only; starting April 2022, in a simplified format considering credit, market and operational risks, and starting April 2023, in a full format considering all the material risks of the bank.

To determine the effective net equity of a bank (Patrimonio Efectivo), the Chilean Banking Act authorizes the CMF to set forth, through a general regulation, adjustments or exclusions of assets and liabilities, including risk mitigators, that impact its value. Pursuant to this authorization, on October 8, 2020, the CMF published the regulation (Circular No. 2,274) containing the elements of and discounts to the regulatory capital of Chilean banks. This regulation became effective on December 1, 2020 and the regulatory adjustments and exclusions will be applied progressively during a 5-year term, without discounts in 2021 and with progressive increases beginning with 15% on December 1, 2022, 30% from December 1, 2023, 65% from December 1, 2024 and reaching 100% on December 1, 2025.

Pursuant to the above-mentioned regulation, the effective net equity (Patrimonio Efectivo) or regulatory capital of a bank is the sum of the following factors: (a) tier 1 (T1) capital, plus (b) tier 2 (T2) capital. In turn, (y) tier 1 (T1) capital is the sum of (1) the bank’s basic capital or common equity tier 1 (CET1) (i.e., paid-in capital and reserves) and (2) the additional tier 1 (AT1) capital (i.e., bonds issued without a maturity date and preferred stocks valued at their issue price, for an amount up to one third of the banks’ basic capital), and (z) tier 2 (T2) capital corresponds to (1) subordinated bonds issued by the bank valued at their issue price and for an amount of up to 50% of its basic capital (provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity) and (2) the bank’s voluntary allowances for loan losses up to (A) 1.25% of its credit risk weighted assets, if standard methodologies are applied, or (B) 0.625% in the event non-standard methodologies are applied.

The following table sets forth the Basel III Implementation Calendar for Chilean banks:

	December 31,
	2020	2021	2022	2023	2024	2025
Credit Risk (1)	Basel I	•	•	•	•	•
Market Risk (2)	N/A	•	•	•	•	•
Operational Risk (3)	N/A	•	•	•	•	•
Conservation Buffer	0.0%	0.625%	1.125%	1.875%	2.5%
AT1	0.0%	0.0%	0.5%	1.0%	2.0%
SIB (4)	0.0%	0.0%	25.0%	50.0%	75.0%	100.0%
Capital discounts	0.0%	0.0%	15.0%	30.0%	65.0%	100.0%
Pillar III				First report
Pillar II	In effect	First IAPE
(1)	The Basel Committee on Banking Supervision (BCBS) defines Credit Risk as the risk that a debtor or bank counterparty does not meet its obligations in accordance with the agreed terms.
(2)	BCBS defines Market Risk as the risk of losses arising from movements in market prices.
(3)	BCBS defines Operational Risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
(4)	Sistemically Important Banks. The Bank has been designated as an SIB by the CMF.

Rounding and Other Matters

Certain figures included in this Annual Report and in our consolidated financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 have been rounded for ease of presentation. Percentage figures included in this Annual Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Annual Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021. Certain other amounts that appear in this Annual Report may similarly not sum due to rounding.

Inflation figures relating to Chile are those reported by the Chilean National Statistics Institute (Instituto Nacional de Estadísticas) or INE, unless otherwise stated herein or required by the context. Inflation figures relating to Colombia are those reported by the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística) or DANE, unless otherwise stated herein or required by the context. See “Item 3. Key Information—Exchange Rate Information” below.

In this Annual Report, all macroeconomic data related to the Chilean economy is based on information published by the Central Bank of Chile and all macroeconomic data related to the Colombian economy is based on information published by the Central Bank of Colombia or DANE. All market share and other data related to the Chilean financial system is based on information published by the CMF as well as other publicly available information and all market share and other data related to the Colombian financial system is based on information published by the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) as well as other publicly available information. The CMF publishes the consolidated risk index (ratio of allowance for loans losses over total loans) of the Chilean financial system on a monthly basis. The Colombian Financial Superintendency publishes every month the consolidated data required to calculate the risk index of the Colombian banking system (loan loss allowances and total loans).

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

As of December 31, 2021, the Bank’s U.S. dollar exchange rate was Ch$844.08 per US$1.00 and the Bank’s Colombian peso exchange rate was COP$4,013.51 per US$1.00.

Exchange Controls Considerations

Investments made in our common shares and our American Depositary Shares, or ADSs, are subject to the following requirements:

●	any foreign investor acquiring common shares to be deposited into an ADS facility who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;
●	the entity participating in the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank of Chile;
●	all remittances of funds from Chile to the foreign investor upon the sale of common shares underlying ADSs, or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and
●	all remittances of funds made to the foreign investor must be reported to the Central Bank of Chile.

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

A. [RESERVED]

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

In 2021, our aggregate gross loan portfolio increased by 9.4% driven by both the Chilean and Colombian portfolios. Mortgage and commercial loans in Chile, as well as the retail business in Colombia, particularly the expansion of consumer loans, led to the overall portfolio increase. Consistent with our strategy, we increased the share of mortgage and consumer loans in our portfolio from 34.5% to 36.7% while ceding some ground in commercial loans, especially in our wholesale business, where we are focusing on improving returns. This trend is a key indicator that we are making progress towards balancing our loan portfolio. Our business strategy is to grow profitably while increasing our loan portfolio size. Through the further expansion of our loan portfolio in retail segments, we are seeking to decrease our corporate segment concentration and, as a result, balance our loan portfolio and strengthen our retail operation (particularly in the consumer segment), which may expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

As of December 31, 2021, commercial loans represented 63.3% of our total loan portfolio, a decrease when compared to the same period in 2020. As of December 31, 2021, mortgage loans represented 25.2% of our total loan portfolio compared to 23.5% as of December 31, 2020 and consumer loans represented 11.4% of our total loan portfolio compared to 11.0% as of December 31, 2020.

The consumer loans portfolio represents the single highest level of risk in our loan portfolio. As of December 31, 2021, the risk index (ratio of allowance for loans losses over total loans) of the consumer segment was 6.7% while other business units of our loan portfolio, such as mortgage loans and commercial loans, had lower risk indexes of 1.2% and 4.3% respectively.

Our consumer loan portfolio may experience loan losses due to the absence of collateral in respect of unsecured loans, insufficient collateral in collateralized loans, and risks relating to the circumstances of individual borrowers, including unemployment or incapacitation of our consumer borrowers.

We believe our total allowances for loan losses is adequate as of the date hereof to cover all known and expected losses in our total loan portfolio. The growth of our loan portfolio may expose us to a higher level of loan losses and require us to establish proportionately higher levels of provisions for loan losses, which would offset the increased income that we can expect to receive as our loan portfolio grows.

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

As of December 31, 2021, our allowance for loan losses was Ch$947,812 billion (excluding allowances for loan losses on loans and receivable to banks) and the risk index (or allowances for loan losses to total loans) was 3.8%. The amount of allowance for loan losses is based on our current assessment and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among others, our customers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chilean and Colombian economies, government macroeconomic policies, interest rates and the legal and regulatory environment. Many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses require recalibration, which may lead to increased provision for loan losses. If our assessment of, and expectations concerning, the above mentioned factors differ from actual developments, if the quality of our loan portfolio deteriorates or if the future actual losses exceed our estimates, our provisions may not be adequate to cover actual losses and we may need to make additional reserves, which may materially and adversely affect our results of operations and financial condition.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

As of December 31, 2021, our non-performing loans were Ch$464,821 million, which resulted in a non-performing to total loans ratio of 1.9% as of December 31, 2021. Further, our loan portfolio classified as stage 3, under IFRS 9, was Ch$1,449,145 million with an expected credit loss (“ECL”) coverage of 33.4% as of December 31, 2021. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency; for instance, the ongoing COVID-19 pandemic may affect our ability to accurately assess the creditworthiness of borrowers. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting the Chilean or Colombian economies. If such deterioration were to occur, it could materially and adversely affect our financial conditions and results of operations.

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

In addition, we may face difficulties in perfecting our liens and enforcing our rights as a secured creditor. In particular, timing delays and procedural problems in enforcing against collateral and local protectionism in the markets in which we operate may make foreclosures on collateral and enforcement of judgments difficult and may result in losses that could materially and adversely affect our results of operations and financial condition.

We may be unable to meet requirements relating to capital and liquidity adequacy.

Unless an exception applies, Chilean banks are required by the Chilean General Banking Act (as amended) to maintain (1) a regulatory capital of at least 8% of risk-weighted assets, net of required allowance for loan losses and deductions, as calculated in accordance with Chilean Bank GAAP, and a (2) basic capital not lower than (y) 4.5% of its risk weighted assets and (z) 3% of its total assets, in both cases, net of required allowance for loan losses. See “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information” in this Annual Report for additional information regarding events in which a higher effective net equity and/or a higher basic capital may be required and detail on certain regulations that were issued by the CMF during 2020, which may impose additional capital and reserve requirements.

Due to the Merger and considering that the market participation of the merged bank was higher than 15% and below 20%, the CMF considered the Bank to have a material market share and therefore imposed a larger regulatory minimum capital of 10% on the Bank instead of the previous 8%. For the purposes of maintaining a high solvency classification from the CMF and continued compliance with the CMF's capital requirements on us, our intention is to have the highest classification from the CMF. As of December 31, 2021, our regulatory capital to risk weighted assets ratio was 16.2% according to the rules issued by the CMF under the Basel III capital requirements standards in Chile, in full compliance with the capital adequacy requirements under the Chilean General Banking Act (as amended) and CMF regulations. See “Item 4. Information on the Company—B. Business Overview—Chilean Banking Regulation and Supervision—Capital Adequacy Requirements” for more information on capital adequacy requirements in Chile.

Additionally, Colombian financial institutions are subject to capital adequacy requirements that are based on applicable Basel Committee standards. Current regulations establish four categories of assets, which are each assigned different risk weights, and require that a credit institution’s solvency ratio (as defined below) be at least 9% of that institution’s total risk-weighted assets, and that its basic solvency ratio be at least 4.5% of that institution’s total risk-weighted assets. Technical Capital for the purposes of the Colombian regulations consists of the sum of tier one capital

(ordinary basic capital), additional tier one capital (additional basic capital) and tier two capital (additional capital). As of December 31, 2021, the consolidated ratio for our Colombian operations (calculated according to the Colombian Financial Superintendency definitions for “Total Solvency” (Solvencia Total)) was 13.7%. See “Item 4. Information on the Company—B. Business Overview—Chilean Banking Regulation and Supervision—Capital Adequacy Requirements” for more information on capital adequacy requirements in Colombia.

Furthermore, the Colombian government issued Decree No. 1477 of 2018 and Decree No. 1421 of 2019, which provide for complementary ratio mechanisms such as (i) an additional primary solvency ratio (Relación de Solvencia Básica Adicional), (ii) a leverage ratio (Relación de Apalancamiento) and (iii) buffers (Colchones). These new complementary ratio mechanisms have been implemented to adopt the recommendations set forth by Basel III. Financial institutions have been required to comply with Decree No. 1477 of 2018 since February 6, 2020 and with Decree No. 1421 of 2019 since January 1, 2021. However, with respect to the matters regarding the additional primary solvency ratio and the buffers included in Decree No. 1421 of 2019, a gradual four-year implementation schedule is being followed, starting on January 1, 2021. See “Item 4. Information on the Company—B. Business Overview—Colombian Banking Regulation and Supervision – Capital Adequacy Requirements Amendment.”

Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

●	the increase of risk-weighted assets as a result of the expansion of our business;
●	the failure to increase our capital correspondingly;
●	losses resulting from a deterioration in our asset quality;
●	declines in the value of our financial instruments at fair value through other comprehensive income;
●	increases in goodwill and minority interest deductions from capital;
●	mergers and acquisitions;
●	changes in accounting rules;
●	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in the countries we operate; and
●	fluctuations in exchange rates that could impact our loan portfolio, valuation adjustments due to the translation effects in equity or hedging strategies.

Although we have historically complied with our capital adequacy obligations in the jurisdictions where we operate, there can be no assurance that we will continue to do so in the future. We may be required to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required levels. Our ability to raise additional capital may be limited by numerous factors, including: our future financial condition, results of operations and cash flows; any necessary government regulatory approvals; our credit ratings; general market conditions for capital raising activities by commercial banks and other financial institutions; and domestic and international economic, political and other conditions. If we require additional capital in the future, we cannot assure you that we will be able to obtain such capital on favorable terms, in a timely manner or at all. For information on actions we are considering to address our capital adequacy ratios going forward, see “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital”.

Furthermore, if we fail to meet the capital adequacy requirements, we may be required to take corrective actions or be subject to sanctions in the jurisdictions where we operate. These measures or sanctions could materially and adversely affect our business reputation, financial condition and results of operations.

On March 3, 2022, the Central Bank of Chile amended Chapter III.B.2.1 of the Compendio de Normas Financieras, or the Central Bank Financial Regulations containing the rules for local banks with respect to management and measurement of banks’ liquidity positions, compelling banks to share financial information with the regulator and the general public regarding liquid assets, liabilities, concentration of financial instruments by type of liability and counterparty and weighted maturity by type of liability, among other metrics. Pursuant to the new rules, the Liquidity Coverage Ratio (LCR) is required at a minimum level of 80% for 2021, 90% as of January 1, 2022 and 100% as of June 1, 2022. The Net Stable Funding Ratio (NSFR) is required for informational purposes and at a minimum level of 60% as of June 1, 2022 that will increase 10% per year until it reaches 100% as of January 1, 2026. As of December 31, 2021, the LCR for our Chilean operations was 195%. We cannot assure you that any future liquidity requirements imposed by our regulators will not have a material impact on our financial condition or results of operations in the future. See “Item 4. Information on the Company—B. Business Overview—Chilean Banking Regulation and Supervision—Reserve Requirements” for more information on liquidity requirements in Chile.

Liquidity adequacy requirements for Colombian financial institutions (as set forth in Resolución Externa No. 5 de 2008, as amended, issued by the board of directors of the Central Bank of Colombia) include 8% on demand and savings deposits, with the exception of time certificates of deposit under 18 months, in which case the percentage is 3.5% or 0% when they exceed that term. As of December 31, 2021, the LCR for our Colombian operations (calculated according to the Colombian Financial Superintendency) was 323.7% (138.8% under our internal models based on Basel III standards). Although we have historically complied with our required liquidity ratios, there can be no assurance that we will continue to do so in the future. See “Item 4. Information on the Company—B. Business Overview—Colombian Banking Regulation and Supervision—Reserve Requirements” for more information on liquidity requirements in Colombia.

We are dependent on key personnel.

Our development, operation and growth depend significantly upon the efforts and experience of our board of directors, senior management and other key executives. The loss of key personnel for any reason, including retirement or our inability to timely attract and retain qualified management personnel to replace them, could have a material adverse effect on our business, financial condition and results of operations.

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

For example, the recent action of Russian military forces and support personnel in Ukraine has escalated tensions between Russia and the United States, the North Atlantic Treaty Organization (“NATO”), the European Union and the United Kingdom (“U.K”). The United States has imposed, and is likely to impose material additional, financial and economic sanctions and export controls against certain Russian organizations and/or individuals, with similar actions either implemented or planned by the EU and the U.K. and other jurisdictions. During the week of February 21, 2022, the United States, the U.K., and the European Union each imposed packages of financial and economic sanctions that, in various ways, constrain: (i) transactions with numerous Russian entities and individuals; (ii) transactions in Russian sovereign debt; and (iii) investment, trade, and financing to, from, or in certain regions of Ukraine. In addition, the military conflict between Russia and Ukraine has increased many commodity prices, such as the prices of energy and oil. While the invasion continues toward major Ukrainian cities, the United States, the European Union and the U.K. and other jurisdictions are likely to impose additional material, financial and economic, sanctions and export controls, including against the Russian energy sector, in which the country is an important global producer. Such actions and sanctions could have negative impacts on regional and global financial markets and economic conditions, including disruptions/ interruptions in distribution channels, new price surges and increases in inflation across countries. Such events could have a material adverse effect on our business and financial performance, including through increased costs of compliance, restrictions on our and our clients’ ability to enter into transactions with counterparties in specific regions of the world, higher volatility in foreign currency exchange rates, and increased input costs (such as energy).

Further, the ongoing COVID-19 pandemic continues to add uncertainty to global economic activity. Authorities around the world continue to take measures aimed at containing the spread of the virus and new variants, and related restrictions will likely remain in place and depress activities. The materialization of these risks has affected global growth and may continue to decrease the investors’ interest in assets in Chile, Colombia and other countries in which we do business, which has already impacted the market price of our securities and may continue to do so, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

Our results of operations are affected by interest rate volatility and inflation rate volatility.

Our results of operations depend to a great extent on our net interest income. In 2019, 2020, and 2021 our ratio of net interest income to total operating income before provision for loan losses was 69.8%, 78.1% and 71.6%, respectively. Changes in market interest rates in Chile or Colombia could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net interest income. Interest rates are highly sensitive to many factors beyond our control, including the monetary policies of the Central Bank of Chile and the Central Bank of Colombia, changes in regulation of the financial sector in Chile and Colombia, domestic and international economic and political conditions and other factors. Yields on the Chilean government’s 90 day benchmark rate reached a high of 3.0% and a low of 1.8% in 2019, a high of 1.8% and a low of 0.5% in 2020 and a high of 4.0% and a low of 0.5% in 2021. On the other hand, the Colombian government does not issue short-term bonds of 30, 60 or 90 days as the Chilean government does. Instead, every month the board of directors of the Central Bank of Colombia determines the benchmark rate in order to achieve a specific goal of inflation. Yields on the Colombian benchmark rate reached was flat at 4.3% in 2019, reached a high of 4.25% and a low of 1.75% in 2020, and reached a high of 3.0% and a low of 1.75% in 2021. As of December 31, 2019 and 2020, we had Ch$3,599 million and Ch$3,971 million, respectively, in financial instruments at fair value through other comprehensive income. As of December 31, 2021, we had Ch$3,660 million in financial instruments at fair value through other comprehensive income.

In the current global economic climate, there is a greater degree of uncertainty and unpredictability in the policy decisions and the setting of interest rates by the Central Bank of Chile and the Central Bank of Colombia and, as a result, any volatility in interest rates could adversely affect us, including our future financial performance and the market value of our securities. In addition, inflation rate volatility, particularly in the event of inflation drops sharply, could adversely affect our net interest income due to the structural gap that exists between inflation-indexed assets and liabilities.

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

Non-traditional providers of banking services, such as fintech companies, e-commerce providers, mobile telephone companies and internet companies may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulations. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. In particular, we face the challenge to compete in an ecosystem where the relationship with the consumer is based on access to digital data. This access is increasingly dominated by digital platforms and fintech companies, which already have a significant presence in relevant markets, such as payments. This privileged access to data can be used as a leverage to compete with us in other adjacent markets and may reduce our operations and margins in core businesses such as lending or wealth management. The alliances that our competitors are starting to build with big technology companies can make it more difficult for us to successfully compete with them and could adversely affect us.

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

In addition to lending, our financial activities also involve trading of securities and derivatives by our treasury division. Our financial success depends on, among other factors, our ability to accurately balance risks and returns from our operations. We use various processes to identify, analyze, manage and control our risk exposure, both in favorable and adverse market conditions. However, these processes involve subjective and complex judgments and assumptions, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans. Because of the nature of these risks, we cannot guarantee that our risk management efforts will prevent us from experiencing material losses. In particular, we may experience losses that could have a material adverse effect on our business, financial condition and results of operations if, among other factors:

●	we are not capable of identifying all of the risks that may affect our portfolio;
●	our risk analysis or our measures taken in response to such risks are inadequate or inaccurate;
●	the markets move in an unexpected and adverse way with respect to speed, direction, strength or other aspects and our ability to manage risks in such a scenario is restricted;
●	our clients are affected by unforeseen events resulting in their default or losses in an amount higher than those considered in our risk analyses; or
●	collateral pledged in our favor is insufficient to cover our clients’ obligations to us if they default.

We are subject to concentration risk.

Concentration risk is the risk associated with potentially high financial losses triggered by significant exposure to a particular component of risk, whether it be related to a particular counterparty, industry, geographic region, mitigating instruments, index or currency. Examples of such risks include significant exposure to a single counterparty, to counterparties operating in the same economic sector or geographical region, to businesses segments or credit products, or to financial instruments that depend on the same index or currency.

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

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. For example, we adopted IFRS 16 as of January 1, 2019, requiring new standards for the recognition, measurement, presentation and disclosure of leases. This led to the recognition of approximately Ch$176,795 million of assets for the right of use and lease liabilities for the same amount as of the date of adoption of IFRS 16. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. We cannot assure you that future changes in financial accounting and reporting standards will not substantially affect our results of operations or performance indicators, as we do not know the extent of future changes.

The preparation of our tax returns requires the use of estimates and interpretations of complex tax laws and regulations and is subject to review by taxing authorities.

We are subject to the tax laws and regulations of Chile, Colombia and certain foreign countries. These tax laws are complex and subject to different interpretations by the taxpayer and relevant governmental taxing authorities, which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws.

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

We are required under the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the effectiveness of our internal control over financial reporting and to include a report by our independent registered public accounting firm attesting to such effectiveness. Any failure by us to maintain effective internal control over financial reporting could adversely affect our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent auditors determine that we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market prices of our shares and ADSs could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC regulation, also could restrict our future access to the capital markets.

Our reliance on short-term deposits as our principal source of funds exposes us to sudden increases in our costs of funding which could have a material adverse effect on our revenue.

Time deposits and other term deposits are our primary sources of funding, which represented 29.2% of our liabilities as of December 31, 2021. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our business, results of operations and financial condition may be materially and adversely affected.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

Economic policies and any future changes in the value of the Chilean peso or the Colombian peso against the U.S. dollar could affect the dollar value of our securities, since our equity value is denominated in Chilean and Colombian pesos and not hedged against fluctuations of these currencies against U.S. dollars. The Chilean peso and the Colombian peso have been subject to significant fluctuations in their value against the U.S. dollar in the past and could be subject to similar fluctuations in the future. As of December 31, 2019, the Chilean peso depreciated against the U.S. dollar by 7.8% and the Colombian peso depreciated against the U.S. dollar by 0.9%, each as compared to December 31, 2018. As of December 31, 2020, the Chilean peso appreciated against the U.S. dollar by 5.1% and the Colombian peso depreciated against the U.S. dollar by 6.3%, each as compared to December 31, 2019. As of December 31, 2021, the Chilean peso depreciated against the U.S. dollar by 18.8% and the Colombian peso depreciated against the U.S. dollar by 15.2%, each as compared to December 31, 2020.

Our results of operations may be affected by fluctuations in exchange rates between and among the Chilean peso, the Colombian peso and the U.S. dollar despite our internal policy and Chilean and Colombian regulations relating to the general avoidance of material exchange rate gaps. As of December 31, 2019, 2020 and 2021, the gap between foreign currency denominated assets and foreign currency denominated liabilities, excluding derivatives, was Ch$974,361 million, Ch$1,725,528 million and Ch$1,936,599 million, respectively.

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

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. We have backup data for our key data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available. However, we cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, software bugs, computer virus attacks, cyber-attacks or conversion errors due to system upgrading. In addition, a cyber-attack, including any security breach caused by unauthorized access to information or systems, intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and due to the nature of some of these attacks, there is also a risk that they may remain undetected for a period of time.

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

Further, as a result of the ongoing COVID-19 pandemic, we have rapidly increased the number of employees working remotely. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

Chile’s continuous political, legal and economic uncertainty arising from social unrest could adversely impact our business.

In October 2019, a series of extreme disruptive protests over economic inequality in Chile were initially sparked by the announcement of a 4% subway fare increase in Santiago. Important political and social actors claim that the social unrest reflects the desire for a new social contract. Chile’s current constitution dates to August 11, 1980 and has been subject to several amendments. The most relevant amendment was published in the Chilean Official Gazette on September 22, 2005. On November 15, 2019, the majority of the local political parties agreed on a new constitutional process, which was initiated by a referendum held on October 25, 2020, in which the choice for a new constitution obtained 78% of the votes and 79% of voters determined that a convention entirely comprised of citizens will draft the new constitution. As a result of this political agreement, Law No. 21,200 and Law No. 21,221 were enacted. See “Item 4. Information on the Company—B. Business Overview— Recent Regulatory Developments in Chile— Referendum to Amend the Chilean Constitution.” As a consequence of the social unrest and the political agreement to vote on a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. Depreciation of the peso prompted the Central Bank to inject liquidity into the economy in U.S. dollars. The share and bond prices of local banks, including ours, suffered significant declines in the market as social protests continued in the country. In addition, many banks and other financial institutions experienced physical damages at their branches and ATMs as a result of violence and vandalism associated with the protests. Although most of our damages are insured, 72 of the Bank’s branches and some of our ATMs suffered varying levels of damage during this period due to vandalism and pillaging, with five of such branches being destroyed.

While unrest has subsided since then, the long-term effects of this social unrest are difficult to predict, but could include slower economic growth and higher unemployment rates that could adversely affect our profitability and prospects. Overall, we cannot assure you that the level of social unrest will not worsen in Chile in the near future, and therefore, we can offer no assurance that social unrest will not have a negative impact on economic growth, the overall Chilean business environment and our results of operations and financial condition.

A worsening of labor relations in Chile or Colombia could impact our business.

As of December 31, 2021, on a consolidated basis we had 5,078 employees in Chile (not including 34 at our New York Branch), of which 60.7% were unionized, and 2,692 employees in Colombia, of which 38.9% were unionized. We are parties to collective bargaining agreements with unions representing our employees in Chile and Colombia. Itaú Corpbanca’s current labor agreements with five unions in Chile were subscribed in January 2020, in March 2020 and in September 2020 and expire in December 2022, March 2023 and August 2023, respectively. Itaú Corpbanca Colombia’s labor agreement with 42 unions in Colombia subscribed on September 1, 2019 expired on August 31, 2021. We generally apply the relevant terms of our collective bargaining agreement to unionized and non-unionized employees in each of the markets in which we operate. We have traditionally enjoyed good relations with our employees and their unions. However, we may not be able to renew our collective bargaining agreements on satisfactory terms or at all. This could result in strikes or work stoppages, which could result in substantial losses. The terms of existing or renewed agreements could also significantly increase our costs or negatively affect us. Also, a strengthening of cross-industry labor movements may result in increased employee or labor costs that could materially and adversely affect our business, financial condition or results of operations.

Law No. 20,940, which became effective on April 1, 2017, introduced significant amendments to the Chilean labor system. The principal amendments enacted by Law No. 20,940 to the existing labor framework in Chile included the expansion of collective bargaining coverage, a limitation on employer’s ability to replace workers on strike, the establishment of a baseline for negotiating new collective bargaining agreements, disclosure requirements regarding employee benefits and in the case of unions that represent employees of various companies in one industry, a requirement that employers negotiate with the union and not just their employees, among others.

Although said reform was intended to encourage collective bargaining and increase unionization rates, the implementation of Law No. 20,940 has not produced a substantive change in the effect of collective bargaining laws in Chile, and consequently unionization rates, collective bargaining agreements and strikes have not noticeably increased. However, according to the agenda of the new Boric administration, which took power on March 11, 2022, new changes in this area might be introduced to increase the power of unions, and therefore, potentially of the ability of employees to strike.

There is currently a new labor reform being discussed in the Chilean Congress, which, among other items, would shorten the work week from 45 hours to 40 hours, excluding lunch breaks. This bill has not made any legislative progress in 2021, but it is one of the bills that the Boric administration may prioritize. If passed, it will have an impact on every employer's labor expenses. The weekly working hours agreed under the collective bargaining agreements we have with our employees are 45 hours (excluding lunch breaks) and our minimum wage is set above the legal minimum. Despite this, we cannot assure you at this time that the new labor reform will not have material impact on our expenses.

Further, Law No. 21,360, published in July 2021, establishes an increment of the Minimum Monthly Income based on the variation of the seasonally adjusted Monthly Economic Activity Index (Imacec). Based on this law, as of January 1, 2022, the Minimum Monthly Income is equivalent to Ch$350,000 (US$414.7). As per recent statements made by President Gabriel Boric, the new administration will promote a project with a view to increase the current Minimum Monthly Income, reaching an amount of Ch$500,000 (US$592.4).

Among the bills that could give rise to higher costs from a labor point of view in Chile, the universal childcare bill and the bill establishing severance payments without caps are worth noting. The universal childcare bill was introduced by the government of President Sebastián Pinera in January 2022 (Bill No. 14782-13). The bill seeks to create a solidarity fund to contribute to the financing of nursery care for children between 6 months and 2 years old of working mothers, ending the current differentiation based on the size of the company (today only employees of companies with 20 or more women are entitled to nursery care). It is intended that the solidarity fund will be financed by a contribution from the employer equivalent to 0.1% of the taxable salaries of its employees, with a ceiling of UF60 (Ch$1.9 million or US$2,203.0). This fund will finance 100% of the benefit for micro and small companies, while medium and large-sized companies will partially finance the cost, contingent upon the size of the company. The bill of law on severance payments without ceilings (Bill No. 14698-13) seeks to eliminate the current 11-year cap of the severance payment for seniority to which an employee who is dismissed from the company under certain grounds, is entitled. Thus, if an employee has worked more than 11 years for an employer, at the time of dismissal he/she will be paid a severance payment equivalent to all his/her years of work, without the maximum threshold of 11 remunerations. This project could mean a considerable increase in dismissal costs.

In Colombia, in July 2021, law 2101 of 2021 was issued to gradually reduce the weekly regular labor schedule without affecting employees’ salary or acquired rights. This law intends to reduce the weekly regular labor schedule from the current 48 hours to 42 hours by 2026. This gradual reduction will be mandatory by July 2023. This reduction may affect directly our labor costs considering the working hours reduction and the impact that this law would have on the payment of overtime surcharges. Additionally, on December 20, 2021, law 2174 of 2021 was issued to introduce a new paid leave applicable to employees who are parents of a minor who suffers from a terminal illness or medical condition, or has a severe medical condition derived from a serious accident and requires permanent care. Such paid leave will be granted once a year, with a term of ten business days.

These and any additional legislative or regulatory actions in Chile, Colombia, Panama, the United States or other countries, and any required changes to our business operations resulting from such labor legislation and regulations, could result in reduced capital availability, significant loss of revenue, limit our ability to continue organic growth (including increased lending), pursue business opportunities in which we might otherwise consider engaging and provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional costs on us or otherwise adversely affect our businesses. Accordingly, we cannot provide assurance that any such new legislation or regulations would not have an adverse effect on our business, results of operations or financial condition in the future.

Through Ruling 71600716, 2019, the State of Council of Colombia stated that temporary employees (employees from staffing companies who render temporary services for user companies) can become unionized and benefit from collective bargaining agreements entered into between user companies to which employees render their services and industry unions. In the ruling, the State of Counsel also stated that the lack of a direct employment relationship between the temporary employees and their user companies should not be an obstacle to the unionization of temporary employees in industry unions.

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

Third party vendors provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction. In addition, any problems caused by these third parties or affiliated companies, including as a result of them not providing us their services for any reason, or performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise conduct our business, which could lead to reputational damage and regulatory investigations and intervention. Replacing these third party vendors could also entail significant delays and expense, which could negatively impact our business.

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

We are subject to regulation in the markets in which we operate, including by the CMF and by the Central Bank of Chile in Chile, and by the Central Bank of Colombia, the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público), the Colombian Financial Superintendency, the Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), or SIC, and the Self-Regulatory Organization (Autorregulador del Mercado de Valores-AMV, or the SRO) in Colombia.

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

In Chile, new regulations have been enacted in the past years which have, among others things, (a) increased the limit on the amount that a bank is allowed to grant as an unsecured loan to a single individual or entity (currently set at 10% of its regulatory capital and up to 30% of its regulatory capital if any loans granted in excess of the 10% are secured by certain collateral, for persons non-related to the bank and at 5% or 25% if loans in excess of 5% are secured by certain collateral, for certain groups of persons related to the bank), (b) allowed marketing and promotion activities of credit products and services by non-Chilean banks with representative offices in Chile, (c) strengthened consumers’ rights in connection with financial products and services; and (d) lowered the maximum legal interest rate that can be imposed in general loans valued at over UF200. These amendments have affected the Chilean banking industry in several ways including by increasing competition, increasing the risks associated with the growth of loan portfolios, providing additional scrutiny regarding prices and contracts for financial products and have caused a loss of flexibility in the determination of price and product distribution strategies in the retail banking unit.

Colombia has also experienced recent changes in applicable laws, regulations and policies, such as those regarding financial inclusion and consumer protection. In order to promote financial inclusion, the Colombian Congress passed Law No. 1735 of 2014, which created a new type of financial entity called Specialized Electronic Deposit and Payment Institutions (Sociedades Especializadas en Depósitos y Pagos Electrónicos, or SEDPEs). Previously, the only activities these entities were authorized to perform were remote cash-in and cash-out deposit operations, the allocation of customers’ funds in electronic deposit accounts and the offering of transactional services such as remittances, transfers and payments. However, SEDPEs have recently been authorized to use correspondent networks and open accounts remotely, and SEDPE customers are authorized to have more than one account per SEDPE, which may further encourage the utilization of SEDPEs in the Colombian financial market. Additionally, along with the global trend to increase the use of technology for different financial services, new regulations may be issued by the Colombian government in order to facilitate the incorporation of these entities into the financial system. Such changes and trends may increase competition in the Colombian financial market and may impair our ability to expand or retain our customer base. On July 31, 2018, the Colombian Ministry of Finance and Public Credit issued Decree No. 1357, which permitted the creation of companies with the purpose of managing electronic systems destined for crowdfunding. The creation of these companies may have an impact on our business, given that they offer an alternative to finance projects that is different from traditional loans.

In addition, Decree 1234 of 2020 sets out a mechanism of procedures, plans, conditions, and requirements to enable testing of innovative technological developments in the activities of the entities supervised by the Colombian Financial Superintendency. The innovative technological developments permitted under Decree 1234 must have one of the following purposes: increasing efficiency in the provision of services or offering of financial products; solving a problem for financial consumers; facilitating financial inclusion; improving regulatory compliance; and developing financial markets or improving their competitiveness. The Colombian Financial Superintendency reported that as of March 2022, 16 alliances were approved to test operations in deposit products, among others, on behalf of cryptoactive platforms in the sandbox implemented by the Colombian regulator. These alliances will have a trial year during which participants can develop their activities.

In Colombia, the Ministry of Finance and Public Credit, the Colombian Central Bank, the Colombian Financial Superintendency and the entities that make up the regulatory financial network have adopted different measures aimed at protecting the stability of the financial system and the proper functioning of the markets, promoting access to liquidity and adequate management of the risks related to the COVID-19 pandemic, and especially protecting financial consumers in this context. One of these measures was Decree 817 of 2020, which took extraordinary measures to allow joint-stock companies (sociedad por acciones simplificada) to issue debt securities and trade them on stock exchanges for a two-year term.

Pursuant to the objective of the Colombian government in adopting the recommendations set forth by Basel III, the Colombian Ministry of Finance and Public Credit issued Decree No. 1477 of 2018 and Decree No. 1421 of 2019, which provide for complementary ratio mechanisms such as (i) an additional primary solvency ratio (Relación de Solvencia Básica Adicional), (ii) a leverage ratio (Relación de Apalancamiento), and (iii) buffers (Colchones). Financial institutions shall comply with Decree No. 1477 of 2018, no later than February 6, 2020 and with Decree 1421 of 2019 no later than January 1, 2021, except on the matters regarding the additional primary solvency ratio and the buffers, which will have a gradual implementation for a four year term, starting after January 1, 2021. However, due to the COVID-19 pandemic, the Basel Committee announced on March 27, 2020 a series of measures aimed at providing additional operational capacity to enable financial entities and their supervisors to respond proactively to the impact that the COVID-19 pandemic has had on the global financial system. Among the measures designed are the following: (i) delaying the final implementation date of certain new Basel III regulations; and (ii) allowing financial institutions to adopt a new market risk framework and make clearer disclosures about their solvency ratios and leverage ratios. Therefore, in March 2020, the Colombian Financial Superintendency issued an external circular (Circular 009, 2020) which (i) postponed sending resolution plans related to the implementation of international standards for different financial entities until April 2021 and (ii) suspended the requirement that entities carry out technical appraisals of suitable guarantees in the terms of the Circular Básica Contable y Financiera for 120 calendar days beginning March 17, 2020. The measures adopted by the Basel Committee allow financial entities to allocate resources that were aimed at strengthening their solvency to respond to the adverse impact that the COVID-19 pandemic has had on global financial markets. The measures allow banks to have greater liquidity in order to promote financing to companies and households. Finally, through the measures implemented by the Basel Committee, supervisors will free up credit capacity by reducing the capital reserves that are required for banks in scenarios in which losses on loans must be covered. As of March 2022, several financial entities, such as Bancolombia S.A., are already implementing financial instruments to adapt to Basel III requirements. See “Item 4. Information on the Company—B. Business Overview—Colombian Banking Regulation and Supervision—Capital Adequacy Requirements Amendment.”

We also have limited operations outside of Chile and Colombia, including Peru and the United States. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations or their applicability or interpretation, may have an adverse effect on our operations and financial condition.

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

Over the last three years the Colombian Financial Superintendency opened several examination processes of the activities of financial institutions, which resulted in the imposition of over 56 sanctions and fines. Deficiencies in the implementation of Risk Management System for Money Laundering and Terrorism Financing parameters and the performance of unauthorized financial activities were the most common reasons for the opening of these examination processes during these years.

Security breaches, including cyber-attacks, could materially and adversely affect our business, financial condition and results of operations.

We manage and hold confidential personal information of customers in the conduct of our banking operations, and offer various internet-based services to our clients, including online banking services and mobile banking apps. We could be liable for breaches of security in our online banking services, including cybersecurity breaches. The secure transmission of confidential information over the Internet is essential to maintain our clients’ confidence in our online services. In certain cases, we are responsible for protecting customers’ proprietary information as well as their accounts with us. We have security measures and processes in place to defend against cybersecurity risks; however, cyber-attacks are rapidly evolving (including computer viruses, malicious code, ransomware, phishing or other information security breaches), and we may not be able to anticipate or prevent all such attacks, which could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers’ confidential, proprietary and other information. Individuals may also seek to intentionally disrupt our online banking services or compromise the confidentiality of customer information with criminal intent. Although we have procedures and controls to safeguard personal information in our possession, as well as systems and processes that are designed to recognize and assist in preventing security breaches, failure to protect against or mitigate breaches of security or other unauthorized disclosures remains a possibility. If such event occurs, the Bank could be in breach of privacy laws or other laws and/or regulations, which could make us subject to legal proceedings and administrative sanctions, including damages, and in turn adversely affect our ability to offer and grow our online services, cause a loss of customer relationships, negatively impact our reputation, and have an adverse effect on our business, results of operations and financial condition.

In recent years, computer systems of companies and organizations have been targeted, not only by cyber criminals, but also by activists and rogue states. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could disrupt our electronic systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, for example by failing to update our systems and processes in response to new threats, our reputation could be harmed and our operating results, financial condition and prospects could be adversely affected through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be impacted by cyber-attacks against national critical infrastructures of the countries where we operate, for example, the telecommunications network. Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack.

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

We invest in debt securities issued by the Chilean and Colombian governments, the Central Bank of Chile and the Chilean Ministry of Finance that, for the most part, are short-term and highly liquid instruments. As of December 31, 2021, 8.4% of our total assets comprised securities issued by the Chilean government and 0.1% of our total assets comprised securities issued by foreign governments, mostly by the Colombian government. If the Chilean or Colombian governments default on the timely payment of such securities, our business, financial condition and results of operations may be adversely affected.

A downgrade of Itaú Corpbanca’s counterparty credit rating by international or domestic credit rating agencies could materially and adversely affect our debt credit rating for domestic and international debt, our business, our future financial performance, shareholders’ equity and the value of our securities.

On April 26, 2022 S&P upgraded our ratings from “BBB/A-2'” to “BBB+/A-2”, on stronger risk-adjusted capital following the capital injection of Ch$830 billion. The outlook on our ratings remains “negative” reflecting the negative trend in the economic risk of Chile's Banking Industry Country Risk Assessment (BICRA). On April 3, 2020, Moody’s affirmed its “A3/Prime-2”ratings but revised our rating outlook to “negative” from “stable”, reflecting the risk of prolonged adverse economic conditions due to the COVID-19 pandemic and social unrest, which could translate into consistently heightened economic and credit risks for financial institutions operating in Chile.

Any further adverse revision to our credit ratings in Chile or Colombia for domestic and international debt by international and domestic rating agencies may adversely affect our debt ratings, and, as a result, our cost of funding, including interest rates paid on our deposits and securities. If this were to happen, it could have a material adverse effect on our business, future financial performance, shareholders’ equity and the value of our securities.

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

Any mismatch between the maturity of our loan portfolio and our sources of funding would magnify the effect of any imbalance in interest rates, also representing a liquidity risk if we fail to obtain funding on an ongoing basis. In addition, since part of our funding comes from securities denominated in U.S. dollars or other foreign currencies that we issue abroad, any devaluation of the Chilean or Colombian peso against the U.S. dollar or such other foreign currencies could increase the cost of funding in relation to these securities. While we seek to avoid significant mismatches between assets and liabilities due to foreign currency exposure, we may have mismatches from time to time. The Chilean peso has experienced large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. Our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate exposure, especially if there is a lack of sources of funding in foreign exchanges. Greater exchange rate risk will increase our exposure to the devaluation of the Chilean peso, and any such devaluation may impair our capacity to service foreign currency obligations and may, therefore, materially and adversely affect our financial condition and results of operations. We enter into forward exchange transactions or other derivatives to avoid material exchange rate exposure, but our policy regarding exchange rate exposure is subject to change and regulations limiting such exposures may also be amended or eliminated. An increase in our total cost of funds for any of these reasons could result in an increase in the interest rates on our loans, which could, as a result, affect our business, financial condition and results of operations and our ability to attract new customers and expand our loan business.

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

We are exposed to the risk of natural disasters such as earthquakes or tsunamis as well as floods, mudslides and volcanic eruptions in the regions where we operate. We also recognize that natural disasters could be amplified by the effects of climate change. In the event of a natural disaster, unanticipated problems with our disaster recovery systems could have a material adverse impact on our ability to conduct business in the affected region, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. In addition, if a significant number of our local employees and managers were unavailable in the event of a disaster, our ability to effectively conduct business could be severely compromised. A natural disaster, such as the earthquake and tsunami that affected Chile in 2010, could damage some of our branches and automated teller machines, or ATMs, forcing us to close damaged facilities or locations, increasing recovery costs as well as causing economic harm to our clients. A natural disaster or multiple catastrophic events could have a material adverse effect on local businesses in the affected region and could result in substantial volatility or adverse harm in our business, financial condition and results of operations for any fiscal quarter or year. Furthermore, we could be exposed to terrorist events resulting in physical damage to our buildings (including our headquarters, offices, branches and ATMs) and/or injury to customers, employees and others. Although we maintain comprehensive contingency plans and security procedures, there can be no assurance that terrorist events will not occur and that their occurrence will not have a material adverse impact on our business and results of operations for any fiscal quarter or year.

Climate change may have adverse effects on our business.

The risks associated with climate change are gaining increasing social, regulatory, economic and political relevance, both nationally and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incur financial costs resulting from: (i) the physical risk of climate change and (ii) the risk of transition to a low-carbon or carbon-neutral economy.

The physical risks of climate change are related to the gradual increase in the average temperature of the planet and to the increase in the intensity and frequency of extreme weather events. Despite uncertainties with regard to the intensity and location of these events, their impact on the economy is expected to be more acute in the future. The potential impact on the economy includes, but is not limited to, significant changes in asset prices and industry profitability. Damage to borrowers' properties and operations may impair asset values and credit quality of customers, leading to more non-performing loans, write-offs and impairment charges in our portfolios. In addition, our facilities may also suffer physical damage due to weather events, leading to increased costs for us.

As the economy transitions to a low-carbon or carbon-neutral model, financial institutions may face significant and rapid developments in stakeholder expectations, policy, law and regulation, which could impact the lending activities we undertake, as well as the risks associated with our lending portfolios, and the value of our financial assets. As concerns about climate change increase and societal preferences change, we may face greater scrutiny for the type of business we conduct, adverse media coverage and reputational damage, which may in turn impact customer demand for our products, returns on certain business activities and the value of certain assets and trading positions, leading to impairment charges. The impacts of climate change may also increase losses for sensitive sectors, as a result of the effects of both physical and transition risks, causing loss of profitability for companies exposed to these risks and impairing their ability to repay any loans. Possible carbon pricing can affect companies' costs and compromise their ability to generate cash flows. Any subsequent increase in defaults and rising unemployment could create recessionary pressures, which may lead to an increased deterioration in the creditworthiness of our clients, higher expected credit loss, and increased charge-offs and defaults among wholesale and retail customers. If we do not adequately embed risks associated with climate change into our risk framework to appropriately assess, manage and disclose the various financial and operational risks we face as a result of climate change, or fail to adapt our strategy and business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on our business growth rate, competitiveness, profitability, capital requirements, cost of funding, and financial condition.

Other potential risks arise from climate-related litigation claims, which are compelling governments and corporate actors to purse actions or better practices to adapt to changes in order to mitigate the impacts resulting from loss and damage due to climate change. Financial institutions are exposed to the risk of being defendants in a climate-related suit, and they may also be indirectly affected through their client’s portfolio. Clients can be directly or indirectly held legally liable for a climate-related event or impact, which may result in associated repairment costs, potential impact on the value of our client's own company, and even difficulty in recovering after paying for damages. Litigation can also cause stranded assets, mainly in the carbon-intensive industries, due to unanticipated, premature write-downs or devaluations caused by climate change.

Other businesses controlled by Itaú Unibanco Holding may face difficulties from a business or reputational standpoint and affect us.

We are currently controlled by Itaú Unibanco Holding, which as of the date of this report had a 55.96% beneficial ownership stake in us. Since we are part of a larger conglomerate of companies owned by Itaú Unibanco Holding, if other businesses controlled by Itaú Unibanco Holding face difficulties from a business or reputational standpoint, we may suffer adverse consequences. If we were to be associated with these events, our reputation could be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

Our shareholder, Corp Group Banking S.A., is currently under a Chapter 11 bankruptcy proceeding in Delaware.

On June 25, 2021, Corp Group Banking S.A., which beneficially owns 14.00% of our outstanding common shares as of the date of this report, filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code. While this bankruptcy proceeding is ongoing, any action taken or proposed to be taken by Corp Group Banking S.A. as a debtor in bankruptcy is subject to the Bankruptcy Court’s oversight. Although such proceeding is not expected to have a material adverse effect on us, we cannot control the terms of Corp Group Banking S.A.’s liquidation plan, the views of its shareholders or creditors, any decision of the Bankruptcy Court with respect to Corp Group Banking S.A.’s share ownership in us, or the impact of such proceeding on the value of our common shares.

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

Environmental and social issues may affect our activities and the revenue of our clients, causing reputational damage, delays in payments or default, especially in the case of significant environmental and social incidents. We could also be deemed to be indirectly responsible for environmental damages caused by projects we finance, and could consequently be held liable for certain damages.

We may not effectively manage risks associated with the replacement of benchmark indices.

A significant portion of our income, expenses and liabilities is directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies. In addition, various interbank offered rates which are deemed to be “benchmarks” (the “IBORs”, including LIBOR and EURIBOR) have been the subject of increased regulatory scrutiny. Some of these reforms are already effective while others are yet to be implemented. In particular, the U.K. Financial Conduct Authority (“FCA”) announced that the FCA will no longer oblige banks to contribute to the calculation of LIBOR after the end of 2021. In addition, on March 5, 2021, the FCA confirmed that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of all sterling, euro, Swiss franc, Japanese yen, and the 1-week and 2-month US dollar settings, or immediately after June 30, 2023, in the case of the remaining US dollar settings. These announcements indicate that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021.

The cessation of LIBOR for various currencies at the end of 2021 (and in 2023 for certain tenors of USD LIBOR) will also result in replacement rates being used more widely, including in the instruments documenting certain of our financial obligations. For example, in the U.S., a group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, called the Alternative Reference Rate Committee (“ARRC”) and comprised of a diverse set of private sector entities, has identified the Secured Overnight Financing Rate (or “SOFR”) as its preferred alternative rate for the USD LIBOR and the Federal Reserve Bank of New York has begun publishing SOFR daily. Many banks in the U.S. have begun entering into transactions where interest is determined based on SOFR, as recommended by ARRC and certain regulators. Additionally, many financial contracts, including some which govern our financial obligations, include replacement alternatives for LIBOR upon the cessation of LIBOR. It is also possible that some U.S. lenders will elect to use alternative rates other than SOFR. In the UK, the Bank of England and the FCA has proposed the Sterling Overnight Index Average (“SONIA”) as the primary sterling interest rate benchmark, the transition to which is being finalized as of the date of this Annual Report. The European Central Bank published the Euro short-term rate (“€STR”) as the new risk-free rate for the euro area for the first time on October 2, 2019. Although EURIBOR is expected to continue alongside €STR, it remains uncertain as to how long EURIBOR will continue in its current form, or whether it will be further reformed. Central banks in several other jurisdictions have also announced plans for publishing alternative reference rates for other currencies.

This and other reforms may cause IBORs to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduce a number of risks for us, including legal risks arising from potential changes required to document new and existing transactions, financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates and hedging mismatches, pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments, operational risks arising from the potential requirement to adapt information technology systems, trade reporting infrastructure and operational processes, and commercial risks arising from the potential impact of communication with customers and engagement during the transition period. Accordingly, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

The Bank is working on a “transition program” from existing benchmark indices focused on the following stages:

a) Front book (new operations)

b) Discontinuation of new operations indexed in LIBOR

c) Curves and impacts on collateral

d) Back book, or LIBOR portfolio migration to risk-free rates.

As of December 31, 2021, the exposure of our financial assets and liabilities impacted by the LIBOR reform are presented below:

	Financial Instruments based on Libor
	As of December 31, 2021		As of December 31, 2020
	Exposure		Exposure
	Assets	Liabilities	Assets	Liabilities

	(in millions of Ch$)
Non-derivative financial instruments	2,790,568	1,533,951	1,632,335	1,107,483
Loans and accounts receivable from customers	2,790,568	—	1,632,335	—
Interbank borrowings	—	1,533,951	—	1,107,483
Financial derivative contracts (1) (2)	1,032,033	1,154,080	12,988,222	9,228,125
Total	3,822,601	2,688,031	14,620,557	10,335,608
(1)	Correspond to the fair value of the operations.
(2)	The total notional amount associated with derivative operations corresponds to Ch$32,537,849 million.

Our business strategy may not provide us the results we expect.

Our strategy and challenges are determined by management based on related assumptions, such as the future economic environment, and the regulatory, political and social scenarios in the regions in which we operate. These assumptions are subject to inaccuracies and risks that might not be identified or anticipated. Accordingly, the results and consequences arising from any possible inaccurate assumptions may compromise our capacity to fully or partially implement strategies, as well as to achieve the results and benefits expected therefrom, which might give rise to financial losses and reduce the value creation to our stockholders. For instance, as mentioned in “Item 4. Information on the Company—Strategy” below, we have developed and are implementing a transformation plan with five key pillars: client centricity, digital experience, simplification, talent development in an agile working model, and sustainable results. The implementation of our transformation plan will depend on, among other things: (1) our senior management’s focus in order to adequately mange our transformation and hiring additional personnel with specific training in the five key pillars, and (2) the incorporation of our pillars without disruption into our various business-specific operating procedures and systems, including our financial, accounting, information and other systems. To the extent we are not able to implement fully the items mentioned above, our transformation plan may not materialize as currently expected or could even be delayed indefinitely.

Additionally, factors beyond our control, such as, but not limited to, economic and market conditions, changes in laws and regulations, including regulations limiting fees or interest rates and fostering an increasingly competitive scenario, and other risk factors stated in this annual report may make it difficult or impossible to implement fully or partially our business model and also our achieving the results and benefits expected from our business plan.

Risks Relating to Chile, Colombia and Other Countries in Which We Operate

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

As a regulated financial institution, we are required to submit to the CMF unaudited consolidated and unconsolidated balance sheets and income statements on a monthly basis. These statements have to be prepared in accordance with the Compendium of Accounting Standards (Compendio de Normas Contables y Manual del Sistema de Información), or the “Compendium,” and the rules of the CMF. Certain exceptions introduced by the CMF prevent banks from achieving full convergence, for example loan loss provisions and assets received in lieu of payment, among others. Also, the CMF is vested with the authority to issue specific orders to banks, including on accounting matters. In situations not addressed by the guidance issued by the CMF, institutions must follow IFRS. However, our consolidated financial statements as of and for the three years ended December 31, 2021 have been prepared in accordance with IFRS in order to comply with SEC requirements.

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

As of December 31, 2021, the aggregate exposure of AFPs to us was US$4,291 million or 2.5% of their total assets. If the exposure of any AFP to us exceeds the regulatory limits, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our business, financial condition and results of operations.

Future increases in the corporate tax rate or additional modifications to the tax systems of the countries in which we operate may have a material adverse effect on us.

The Chilean government has introduced a series of tax reforms over the past 10 years aimed at increasing revenue and limiting tax exemptions, and new reforms are expected in the near future. On September 29, 2014, Law No. 20,780 went into effect, introducing significant changes to the Chilean tax system and strengthening the powers of the Chilean IRS (Servicio de Impuestos Internos) to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899, which simplifies the income tax system and modifies other legal tax provisions, went into effect. Further, on February 24, 2020, Law No. 21,210 was published in the Official Gazzette, which introduces additional amendments and modifications to the Chilean tax system. In addition, on January 27, 2022, Law No. 21,420 was published, which reduces or repeals certain tax exemptions. The newly elected President Boric has also publicly declared that he will introduce a new tax reform during his term.

According to current regulations, and given that the Bank’s average annual amount of gross revenues would be higher than UF75,000, we are subject to the partially-integrated tax regime (corporate tax of 27%). Under this system, when the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 40%, against which only a 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax, with the final tax burden being a maximum of 44.45%; provided that, the deduction available to shareholders resident in a country with which Chile maintains a tax treaty in force would be 100%, with the tax burden then remaining at 35%. See “Item 4. Information on the Company—B. Business Overview—Recent Regulatory Developments in Chile—Recent Tax Reforms and Future Changes in Chilean Tax Regulations.”

In addition, on September 14, 2021, the Colombian Government approved a tax reform under Law No. 2155. See “Item 4. Information on the Company—B. Business Overview— Recent Regulatory Developments in Colombia — Tax Reform (2021-2022)”. Law 2155 was enacted as a tax and fiscal policy response to the COVID-19 crisis.

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

Under this proposal, companies would have to contribute to the system with a 4% contribution to be exclusively funded by employers. This amendment would have a gradual implementation during a period of five years. Additionally, the employer would be obliged to contribute 0.2% of the gross salary of its employees to fund disability insurance. This insurance would be applicable to all elderly employees with a serious physical or mental disability. Further, the bill states that the solidarity fund (Pilar Solidario) will increase approximately 40% given that the Chilean government is expected to contribute 1.12% of the GDP to the fund. This new contribution requirement may impose an increase in our labor costs and in turn have a material adverse effect on our financial results.

Notwithstanding the fact that this bill is still being discussed in Congress, there has been no progress since April 2021 and it is likely that it will not move forward considering that President Boric indicated during his presidential campaign and in his government program that he intends to end the AFPs and replace the current pension system in Chile with one that will be managed by a public entity. Although there are no details as to how these reforms will be implemented, it has been announced that one of the measures will be increasing the employer’s contribution by 6%, reaching a total contribution of 18%.

For more information on recent changes to the pension system in Chile, see “Item 4. Information on the Company—B. Business Overview—Chilean Banking Regulation and Supervision—Recent Regulatory Developments in Chile—Changes to the Pension System in Chile”.

Colombian tax haven regulation could adversely affect our business and financial results.

Decree No. 1,966 of 2014 amended by Decree No. 2,095 of 2014 designates 37 jurisdictions as tax havens for Colombian tax purposes. In October 2014, Panama and Colombia signed a memorandum of understanding by which they agreed to execute a double taxation treaty. Therefore, Panama is currently not considered a tax haven for Colombian tax purposes. However, if in the future Panama is considered a tax haven under Colombian tax regulations, the clients of our Colombian subsidiaries in Panama who are residents in such jurisdiction would be subject to the following regulations: (i) higher withholding tax rates, including higher withholding rates over financial yields derived from investments in the Colombian securities market, (ii) the Colombian transfer pricing regime and its reporting duties, (iii) an assumption for Colombian authorities of residency for the purposes of qualifying a conduct as abusive under tax regulations, (iv) the disallowance of payments made to residents or entities located in tax havens as costs or deductions, unless the respective withholding tax has been applied and (v) other additional information disclosure requirements.

On October 28, 2021, Decree 1357 was issued by the Colombian Government. This decree regulates the criteria for classifying a ring-fencing regime, i.e., a kind of preferential regime which is subject to the same regulations of tax havens. Since Colombia has become an OECD member since April 28, 2020, the criteria for assessing preferential tax regimes are based on the key factors released by the OECD in the Harmful Tax Practices Report – 2019, which includes (i) the imposition of no or low effective tax rates on income from geographically mobile financial and other service activities, (ii) the regime is ring-fenced from the domestic economy, (iii) the regime lacks transparency, (iv) there is no effective exchange of information with respect to the regime, and (v) the regime fails to require substantial activities. Every corporate income taxpayer should apply these criteria to the list of preferential regimes issued by the Forum on Harmful Tax Practices.

Any downgrading of Chile’s or Colombia’s debt credit rating for domestic and international debt by international credit rating agencies may also affect our business and future financial performance.

Any adverse revisions to Chile’s or Colombia’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, and, as a result, our cost of funding, including interest rates paid on our deposits and securities. In August 2020, Moody’s changed Chile’s credit rating outlook to negative from stable while maintaining the credit rating at “A1”. In October 2020, Fitch downgraded Chile’s rating to “A-” and changed the outlook from negative to stable. On March 24, 2021, S&P lowered Chile’s long-term foreign currency rating to “A” from “A+” on account of weaker fiscal flexibility and estimated higher fiscal deficits as a result of spending pressure, with a stable outlook. We cannot assure you that Chile’s credit ratings or rating outlook will improve or will not be further downgraded in the future.

On May 19, 2021, S&P lowered its foreign currency sovereign credit rating on Colombia to “BB+/B” from “BBB-/A-3” and its local currency rating to “BBB-/A-3” from “BBB/A-2” with a stable outlook, on account of the failure of the government’s ongoing fiscal reform proposal and economic contraction related to the COVID-19 pandemic. Fitch downgraded Colombia to “BB+” from “BBB-” with a stable outlook, due to deterioration of the public finances with large fiscal deficits in 2020-2022, rising government debt level, and reduced confidence around the capacity of the government to credibly place debt on a downward path in the coming years. On October 6, 2021, Moody’s maintained Colombia’s credit rating at Baa2 and improved its outlook on the country from negative to stable, saying government fiscal measures and post-pandemic recovery will stabilize its debt. Although central government fiscal deficit and macroeconomic metrics in 2021 improved compared to 2020 level, we cannot assure you that Colombia’s credit rating or rating outlook will improve or will not be further downgraded in the future. If further adverse revisions to Chile’s or Colombia’s credit ratings or rating outlook were to occur, it could have a material adverse effect on our business, future financial performance, shareholders’ equity and the value of our securities.

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

Prior to the ongoing COVID-19 pandemic, the Chilean fiscal outlook had deteriorated in response to increased social spending following the social unrest in October 2019. This was worsened by the fiscal response implemented by the Chilean government to mitigate the impacts of COVID-19, which will temporarily lead to larger deficits, debt issuances and use of rainy day funds. In this regard, if the Chilean government does not continue to pursue its fiscal consolidation plan, the Chilean peso would depreciate, causing an increase in inflation and interest rates and in turn a deceleration of economic growth, which could adversely affect our business, results of operations and financial condition.

Our growth and profitability depend on the level of economic activity in Chile, Colombia and other emerging markets.

Substantially all of our loans are to borrowers doing business in Chile or Colombia. Accordingly, the recoverability of these loans in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile and Colombia. The Chilean and Colombian economies have been influenced, to varying degrees, by economic conditions in other emerging market countries. Future developments in or adversely affecting the Chilean or Colombian economies and other emerging and developed markets such as those of our neighbor countries, including the negative impact of COVID-19 on these economies, and a deceleration in the economic growth of Asian or other developed nations to which Chile and Colombia export a majority of their respective goods, could materially and adversely affect our business, financial condition or results of operations. In this regard, with over one third of exports, of which approximately 75% is copper, sent to China, developments in the Chinese economy have relevant implications in the investment, growth and exchange valuation in Chile. Additionally, changes in the economic and political outlook in the United States, Europe and the members of Mercosur influence our growth prospects, with 13%, 13% and 6% of exports sent to these regions, respectively.

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

Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy and in turn could negatively impact our business and/or financial performance.

Colombia has experienced internal security issues, primarily due to the activities of paramilitary and guerrilla groups, such as the National Liberation Army (Ejército de Liberación Nacional or “ELN”), urban militias, former members of the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or “FARC”) and of drug cartels. These groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers. Any breakdown in peace, renewed or continuing drug-related crime and guerilla and paramilitary activities may have a negative impact on the Colombian economy in the future. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including any peace negotiation with guerilla, paramilitary or other groups, which may result in legislation that increases our tax burden, or that of other Colombian companies, which could, in turn, impact the overall economy.

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

Additionally, further deterioration in relations with Venezuela and Ecuador may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative impact on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition. Trade with Venezuela has constantly decreased; the share of total exports fell from over 12% in 2009 to 0.8%

in 2021. Although the Colombia-Venezuela land border reopened in October 2021 after a years-long closure, there could be further border closures, which may result in further deterioration of trade relations with Venezuela and could have a negative impact on the Colombian economy, especially with respect to private consumption.

Colombia has recently faced an increase in migration from Venezuela. As of spring 2021, Colombia has accommodated an estimated 6.04 million people fleeing Venezuela, the majority of whom have migrated since 2015. The unprecedented migration wave is putting strains on Colombia. Mass migration threatens to increase political instability and social conflict in Colombia. Additionally, mass migration of Venezuelans into Colombia has created tense diplomatic relations which will likely hinder regional cooperation in reaching a solution to the migration crisis. In a move to regulate and benefit from the migration, Colombia announced it will give temporary protective legal status (10 years) to Venezuelan migrants, potentially increasing the working-age population by 3% and boosting economic growth.

Constitutional collective actions (Acciones Populares), class actions (Acciones de Grupo) and other similar legal actions in Chile and Colombia involving claims for significant monetary awards against financial institutions may have an adverse effect on our business and results of operations.

Under the Chilean Consumer Protection Act and under the Colombian Constitution and Law 472 of 1998, individuals may initiate collective or class actions to protect their collective or class rights, as applicable. See “Item 4. Information on the Company—B. Business Overview— Recent Regulatory Developments in Chile—Amendment to the Consumer Protection Act.” In the past few years, Chilean financial institutions have experienced limited numbers of collective and class actions mostly relating to abusive clauses in standard contracts.

In the past few years, Colombian financial institutions, including Itaú Corpbanca Colombia, have experienced a substantial increase in the aggregate number of these actions. The great majority of such actions have been related to fees, financial services and interest rates, and their outcome is uncertain. Pursuant to Law No. 1425 of 2010, monetary incentives for plaintiffs in constitutional collective actions were eliminated as of January 1, 2011. Nevertheless, individuals continue to have the right to initiate constitutional or class actions against Itaú Corpbanca Colombia.

Future restrictions on interest rates or banking fees could negatively affect our profitability.

In the future, additional regulations in the jurisdictions where we operate could impose limitations regarding interest rates or fees charged by Itaú Corpbanca. Any such limitations could materially and adversely affect our results of operations and financial situation.

The Colombian Commerce Code limits the amount of interest that may be charged in commercial transactions. In the future, regulations could impose limitations regarding interest rates or fees we charge. Any such limitations could materially and adversely affect our results of operations and financial position. In the past, there have been disputes in Colombia among merchants, payment services and banks regarding interchange fees. Although such disputes have been resolved, the SIC may initiate new investigations relating to the interchange fees. This possibility may lead to additional decreases in such fees, which in turn could adversely affect our operations in Colombia and our consolidated financial results.

Furthermore, the Colombian government has the authority to establish and define criteria and formulas applicable to the calculation of banking fees and other charges and to establish caps on the banking fees, credit card fees, and other charges that we impose on our customers. The Colombian government has established a cap on the fees banks can charge on withdrawals from ATMs outside their own networks. Additionally, under Colombian regulation, other than in connection with mortgage loans, banks are prohibited from charging prepayment penalties or fees on loans, other than in mortgage loans, except when the outstanding amount of a loan is more than the equivalent of 880 monthly minimum wages, or SMMLV (approximately US$224,000). In other loans in which the outstanding amount is greater than 880 SMMLV, prepayment penalties or fees may be charged but only when expressly contemplated under the governing loan agreement. With respect to long-term mortgage loans granted in connection with the acquisition of homes, banks are prohibited from charging prepayment penalties. In addition, Law 2009 of 2019 provides that financial institutions, including banks, which are authorized to collect public savings and charge management fees for savings accounts, debit cards and credit cards, must grant their clients access to a minimum package of products and services at no additional cost. Further limits or regulations regarding banking fees and services, and uncertainties with respect thereto could have a negative effect on Itaú Corpbanca Colombia and our results of operations and financial condition.

Insolvency laws may limit our monetary collection and ability to enforce our rights.

Colombian insolvency laws provide that creditors of an insolvent debtor in default are prohibited from initiating collection proceedings outside the bankruptcy or reorganization process of such debtor. In addition, all collection proceedings outstanding at the beginning of any bankruptcy or reorganization process of any insolvent debtor must be suspended and creditors are prevented from enforcing their rights against the collateral and other assets of the debtor until the reorganization has been agreed (in which case the collection proceeding is resolved within the reorganization agreement) or it is declared that no reorganization was agreed. Additionally, Colombian laws provide insolvency protection for non-merchant individuals. This insolvency protection entails that, once a non-merchant individual has ceased paying his or her debts, such individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an agreement with its creditors. The terms of any agreement reached with a group (two or more) of creditors that represent more than 50% of the total amount of the claims will be mandatorily applicable to all relevant creditors. There are other protections such as an automatic stay for 80 days, which could be extended by 30 additional days. These legal limitations make it difficult to recover on defaulted loans, and as a result, may cause Itaú Corpbanca Colombia to enhance its credit requirements, which would result in decreased lending to individuals by making it more expensive. In addition, increased difficulties in enforcing debt and other monetary obligations due to this insolvency law could have an adverse effect on Itaú Corpbanca Colombia and our results of operations and financial condition.

Due to the adverse impact of the COVID-19 pandemic, the Colombian government issued several amendments to the Colombian insolvency regime aimed at mitigating the adverse effects of the COVID-19 pandemic on the economy. These amendments are expected to be in place until December 2022. Pursuant to these amendments (i) a company in Colombia can enter into an emergency negotiating proceeding or a business recovery proceeding created under Decree 560 of 2020 as non-judicial insolvency proceedings and (ii) Colombian companies subject to a reorganization proceeding in Colombia are permitted to obtain additional financing in order to continue performing their business activities within the ordinary course of business without the insolvency court’s prior authorization. This transitory regulation seeks to protect the company as a unit of economic productivity and a source of employment and is aimed at those companies that have been affected by the government’s declaration of a state of emergency in response to the COVID-19 pandemic and may further limit our monetary collection efforts at such companies.

Insolvency proceedings may adversely affect our foreclosure rights in respect to security registered as personal property.

Pursuant to Article 50 of Law No. 1676 of 2013, secured creditors in Colombia with collateral registered as personal property (i) may be allowed to foreclose the respective collateral owned by the debtor subject to a reorganization proceeding, provided that the assets under the security do not constitute essential assets for the economic activity of the debtors or such assets are at risk of being destroyed and the competent judge authorizes such foreclosure, and (ii) once the reorganization agreement is confirmed, each secured creditor may have priority over the other creditors that are part of the agreement. However, in accordance with recent judicial precedents, such rights will only be available to the secured creditors to the extent that the other assets of the debtor are sufficient to ensure the payment of the salary and benefits derived from the employment contracts as well as alimony, if any. Any inability to enforce our foreclosure rights under this Law could have a material adverse effect on our results of operations and financial condition.

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

COVID-19 or any other pandemic disease and health events could affect the economies of the countries in which we operate, our business operations or our financial condition and results of operations.

Public health crises, or the public perception of the risks of public health crises, such as the ongoing COVID-19 pandemic, may negatively impact economic activity in Chile and in other countries in which we operate. Accordingly, our results of operations or financial condition may be adversely affected.

Since the outbreak of the COVID-19 pandemic, countries have responded by taking various measures, including imposing mass quarantines, restricting travel, limiting public gatherings, closing businesses and schools, suspending certain economic activities, and imposing vaccine and testing mandates. While certain government regulations and/or mandates have eased and multiple COVID-19 vaccines have become broadly available in certain areas, governmental authorities are continuing to monitor the situation and take various actions in an effort to slow or prevent an increase in the spread of COVID-19. Additionally, variant strains of the COVID-19 virus have appeared, further complicating efforts of the medical community and governmental authorities in response to the COVID-19 pandemic. Concerns related to the COVID-19 pandemic have lowered equity market valuations, decreased liquidity in fixed income markets and created significant volatility and disruption in global financial markets, resulting in increased volatility of stock prices (including the price of our stock), a trend which may continue. The COVID-19 pandemic has also had, and may continue to have negative effects on international trade (including as a result of supply chain disruptions and lower export levels), travel, employee productivity, unemployment levels, securities markets, and other economic activities that may have a destabilizing effect on financial markets and economic activity, including companies in the financial sector. Furthermore, any actions taken by governmental authorities and other third parties in response to the COVID-19 pandemic and economic conditions resulting from the COVID-19 pandemic may negatively impact our business, results of operations and financial condition. For example, the withdrawal of economic relief and stimulus measures and the tightening of monetary policy in response to rising inflation levels in developed economies may affect emerging economies and thus affect our operations.

The first case of COVID-19 in Chile was detected on March 3, 2020. The Chilean national and subnational governments took various measures to contain and control the spread of COVID-19, including a declaration of a state of emergency, partial or total lockdown for some regions, closure of public venues (including educational institutions) and mass events. Many of these measures have since been relaxed, especially in light of the rollout of various COVID-19 vaccines. However, further government actions may still be imposed as the COVID-19 pandemic continues to develop.

From a macroeconomic point of view, the overall impact of the COVID-19 pandemic in Chile remains uncertain. The Chilean GDP grew over 10% in 2021, in part as a result of fiscal stimulus measures and the rapid rollout of COVID-19 vaccines. However, the fading of previous liquidity injections, a tightening of fiscal and monetary policies, and the persistence of high domestic uncertainty are consistent with weaker future growth and we expect a significant slowdown in 2022 to 1.4%. Annual inflation rose to 7.2% in 2021, exceeding the previous projection of 4.4% and the Central Bank of Chile’s target range of 2% to 4%. The Central Bank of Chile has raised interest rates in order to rein in inflation. We cannot assure you that the Chilean economy will grow at forecasted levels, and there is no guarantee that future events, such as rising inflation levels, interest rate hikes, or developments of the COVID-19 pandemic will not depress economic activities and negatively impact our business, results of operations and financial condition.

The overall impact of the COVID pandemic in Colombia is also uncertain. Colombia’s GDP grew by a record 10.6% after it contracted 6.8% in 2020 during the worst of the pandemic’s economic impact, as a result of the easing of COVID-19 related restrictions, increase in household consumption and historically low interest rates. However, lower fiscal spending, uncertainty ahead of presidential elections and potential interest rate hikes to counter inflation could slow the growth of the Colombian economy in 2022. We cannot assure you that the period of economic stability that Colombia experienced prior to the COVID-19 pandemic will resume, or that the growth the Colombian economy achieved over the past decade prior to the COVID-19 pandemic will continue in future periods.

The ongoing COVID-19 pandemic has also resulted in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates and credit spreads. Any shocks or unexpected movements in these market factors could result in financial losses associated with our trading portfolio or financial assets, which could deteriorate our financial condition. Furthermore, market concerns could translate into liquidity constraints and reduced access to funding in both the local and the international markets, negatively affecting our business.

As the ongoing COVID-19 pandemic continues to impact economic activity globally, we, our employees, contractors, suppliers, customers and other business partners may continue to experience restrictions in the ability to conduct certain business activities. In addition, preventive measures – either imposed by governments or voluntarily adopted by companies – may prevent our customers from transacting their businesses effectively and meeting their obligations with us. Adverse changes in the economy, such as interest rate hikes in response to rising inflation levels, may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which could have an adverse impact on our earnings. Consequently, the COVID-19 pandemic and related government measures may continue to have an adverse effect on our operations. Because there have been no comparable recent global pandemics that resulted in a similar global impact, we do not yet know the full extent of the COVID-19 pandemic’s effects on our business, operations, or the global economy as a whole. Any future development will be highly uncertain and cannot be predicted, including the scope and duration of the COVID-19 pandemic, the effectiveness of our remote working arrangements, third party providers’ ability to support our operations, and any further action taken by governmental authorities and other third parties in response to the COVID-19 pandemic.

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

These acquisitions and mergers and the integration of such institutions and assets involve certain risks, which as of the current stage of such transactions may still include remaining risks such as:

●	integrating new networks, information systems, financial and accounting systems, risk and other management systems, financial planning and reporting, products and customer bases into our existing business may run into difficulties, cause us to incur unexpected costs and operating expenses and place additional demands on management time; and
●	the expected operation and financial synergies and other benefits from such mergers or acquisitions may not be fully achieved.

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

A component of our strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy we have consummated (i) the Santander Colombia Acquisition in 2012; (ii) the Helm Bank Acquisition in 2013 (Helm Bank was merged with and into Itaú Corpbanca Colombia on June 1, 2014); and (iii) the Merger in 2016. We will continue to consider additional strategic acquisitions and alliances from time to time, inside and outside of Chile and Colombia. Strategic acquisitions and alliances, could expose us to risks with which we have limited or no experience. Future acquisitions may also be subject to regulatory approval, which we may not receive, particularly in view of our increasing market share in the Colombian banking industry.

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

Itaú Unibanco Holding is the sole controlling shareholder of Itaú Corpbanca. As of March 31, 2022, Itaú Unibanco Holding beneficially owned 55.96% of our voting common shares. In addition, (i) Itaú Unibanco Holding and (ii) Inversiones Gasa Limitada, CorpGroup Holding Inversiones Limitada, CorpGroup Banking S.A., Compañía Inmobiliaria y de Inversiones Saga SpA and CorpGroup Interhold SpA (together, “CorpGroup”) have signed a shareholders’ agreement to determine certain aspects related to corporate governance, dividend policy, transfer of shares, liquidity and other matters (the “Itaú CorpGroup Shareholders’ Agreement”). At the annual ordinary shareholders’ meeting held on March 24, 2022, Itaú Unibanco Holding and CorpGroup proposed ten candidates to the board of directors of Itaú Corpbanca composed of 11 principal members, electing those ten board members. In addition, the two alternate board members elected in the above-mentioned ordinary shareholders’ meeting were also proposed by Itaú Unibanco Holding and CorpGroup. The Itaú CorpGroup Shareholders’ Agreement provides that the directors appointed by Itaú Unibanco Holding and CorpGroup will vote, to the extent permitted by the law, in a block and in accordance with the recommendation of Itaú Unibanco Holding, subject to certain exceptions. Under Chilean Corporations Law, directors elected by a group or class of shareholders have a duty to act in the interest of the Bank and have the same duties towards the Bank and the other shareholders as the remaining directors. However, based on Itaú Unibanco Holding’s ownership percentage of 55.96% as of the date of this report, it is able to control the actions taken by the board of directors of Itaú Corpbanca on most matters on its own, which could result in potential conflicts of interest.

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose.

The corporate disclosure requirements applicable to us may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about us than you might otherwise receive in connection with a comparable U.S. company. We are subject to the periodic reporting requirements of the Exchange Act that apply to “foreign private issuers.” The periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers.

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

We are a “controlled company” and a “foreign private issuer” within the meaning of the New York Stock Exchange (NYSE) corporate governance standards, which exempts us from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (i) a majority of our board of directors (Directorio), consist of independent directors, (ii) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (iv) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. A foreign private issuer may also reply on certain exemptions from the independence requirements for members of its audit committee under the Exchange Act Rule 10A-3(b)(1). We currently use these exemptions and intend to continue using these exemptions. Accordingly, you will not have the same protections afforded to investors in companies that are subject to all NYSE corporate governance requirements. See “Item 16G. Corporate Governance” for a comparison of the corporate governance standards of the NYSE and Chilean practice.

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

The Ley 18,046 sobre Sociedades Anónimas and the Reglamento de Sociedades Anónimas, which we refer to collectively as the Chilean Corporations Act, and applicable regulations establish that whenever we issue new common shares for cash, we are obligated by law to grant preemptive rights to all of our shareholders (including the depositary on behalf of the holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, we may not be able to offer shares to United States holders of ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of common shares unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such rights and common shares, or an exemption from the registration requirements of the Securities Act is available.

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

Under Chilean law, a shareholder is required to be registered in our shareholders’ registry at least five business days before a shareholders’ meeting in order to vote at such meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to vote at shareholders’ meetings, because the shares underlying the ADSs will be registered in the name of the depositary. While a holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs in accordance with the procedures provided for in the deposit agreement, a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so. In certain instances, a discretionary proxy may vote our shares underlying the ADSs if a holder of ADSs does not instruct the depositary with respect to voting. In addition, the vote of a holder of ADSs may not be necessary to approve certain matters since under Chilean law, substantially all of the forms of corporate action can be approved with the votes of our controlling shareholder, Itaú Unibanco Holding, in a duly summoned shareholders’ meeting, except for certain matters requiring supermajority approval according to Chilean law.

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

Pursuant to Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury Regulations promulgated thereunder, a 30% withholding tax may, in the future, be imposed on all or some of the payments on the ADSs or our common shares to holders and non-U.S. financial institutions receiving payments on behalf of holders that, in each case, fail to comply with information reporting, certification and related requirements. This withholding tax, if it applies, could apply to any payment made with respect to the ADSs or our common shares, and ADSs or shares of our common shares held through a non-compliant institution may be subject to withholding even if the holder otherwise would not be subject to withholding. U.S. holders are urged to consult their tax advisors regarding the application of these rules to their ownership of the ADSs or our common shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations” for additional information related to these rules and their application to holders of ADSs or our common shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

We are a publicly traded company (sociedad anónima) organized under the laws of Chile and licensed by the CMF to operate as a commercial bank. Our legal name is Itaú Corpbanca, and our commercial name is Banco Itaú and/or Itaú. Our principal executive offices are located at Presidente Riesco 5537, Las Condes, Santiago, Chile. Our telephone number is 56 2 2660 8000 and our main websites are www.itau.cl and ir.itau.cl. Our agent in the United States is Itaú Corpbanca New York Branch, Attention: Joaquín Rojas Walbaum, located at 885 Third Avenue, 33rd Floor, New York, NY 10022. Information set forth on our website does not constitute a part of this Annual Report. Itaú Corpbanca is organized under the laws of Chile and its subsidiaries are organized under the laws of Chile and Colombia.

History

Itaú Corpbanca is the resulting entity from the merger of two leading banks in Chile: Corpbanca and Banco Itaú Chile. Corpbanca, the oldest private bank in Chile and the legal surviving entity, and Banco Itaú Chile, a fully owned-subsidiary of Itaú Unibanco, the largest private bank in Latin America and a wholly-owned subsidiary of Itaú Unibanco Holding that, since the Merger on April 1, 2016, has been the sole controlling shareholder of Itaú Corpbanca.

The Bank’s history has been extensive and full of challenges. The Bank was incorporated as Banco de Concepción by Decree No. 180 of the Chilean Ministry of Finance on October 3, 1871, and legally began operations as a bank on October 16 of the same year. Over the next 150 years, the Bank went through a number of changes in control from private to government agency and back to private, and also through several mergers and acquisitions.

In 1971, Banco de Concepción was transferred to a government agency, Corporación de Fomento de la Producción (the Chilean Corporation for the Development of Production, or CORFO). Also in 1971, Banco de Concepción acquired Banco Francés e Italiano in Chile, which provided for the expansion of Banco de Concepción into Santiago. In 1972 and 1975, the Bank acquired Banco de Chillán and Banco de Valdivia, respectively. In November 1975, CORFO sold its shares of the Bank to private business persons, who took control of the Bank in 1976. In 1980, the name of the Bank was changed to Banco Concepción. In 1983, control of Banco Concepción was assumed by the CMF. The bank remained under the control of the CMF through 1986, when it was acquired by Sociedad Nacional de Minería (the Chilean National Mining Society, or SONAMI). Under SONAMI’s control, Banco Concepción focused on providing financing to small- and medium-sized mining interests, increased its capital and sold a portion of its high-risk portfolio to the Central Bank of Chile.

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

With a view to its internationalization in November 2004, the Bank completed the listing process that enabled it to trade its ADSs on the NYSE. Five years later, the New York Branch was opened as a support for clients who can see their possibilities of financing in the United States expanded. Two years later, Corpbanca opened its representative office in Spain, whose role is to inform and promote the Bank with foreign companies and serve as a liaison with bank clients in Chile and Colombia.

Itaú financial group expanded into Chile in September 2006 after the acquisition of BankBoston (Chile). On February 28, 2007, BankBoston (Chile) was named Banco Itaú Chile, after the former Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, “SBIF”) approved the acquisition.

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

Becoming a large bank with a regional presence prompted our former controlling shareholder to enter, in early 2014, into a merger agreement with Itaú Unibanco Holding and Banco Itaú Chile. On January 29, 2014, Corpbanca and Itaú Chile agreed to merge (the “Transaction Agreement” or the “Merger”). In June 2015, the Extraordinary Shareholders Meetings of Corpbanca and Banco Itaú Chile agreed to the Merger, which was approved by the former SBIF in September of the same year. On April 1, 2016, the Merger was consummated. Banco Itaú Chile was merged with and into Corpbanca, and the Bank was renamed “Itaú Corpbanca”.

Immediately following the Merger, the corresponding subsidiaries of Banco Itaú Chile and Corpbanca continued to operate independently and their respective clients were served by their current executives. In January 2017, December 2017, and April 2018, respectively, our securities brokerages’ (Corredoras de Bolsa) subsidiaries, our asset managers’ (Administradoras Generales de Fondos) subsidiaries, and our insurance broker’s subsidiaries, were each consolidated into one single company for each line of business.

In this way, the stories of Banco Itaú Chile and Corpbanca were merged into a single one, with Corpbanca contributing a long and successful business trajectory with a clear goal: offering clients a service of excellence being faithful to what inspired its founders. On the other hand, Itaú Unibanco, with more than 90 years of history in Brazil, contributed all its experience as the largest private bank in Latin America and one of the largest banks in the world measured in market capitalization with a leading presence in the Brazilian market.

Our business model is the result of the combination of the local banks’ strengths and local knowledge, which will allow us to reach more clients, with an extended range of products and financial solutions.

By consolidating operations in Chile and Colombia, the new bank became one of Chile’s largest private financial institutions, ranking fifth in the Chilean banking industry with a market share by loans of 9.8% in Chile as of December 31, 2021. The Merger and combination of the strengths of both banks has translated into an expansion in the offer of products and services for our clients, with a large branch platform in Chile. Indeed, we operate 187 branch offices in Chile, one branch in New York, 103 branches in Colombia and one office in Panama.

As of the date of this report, Itaú Unibanco Holding and CorpGroup beneficially owned 55.96% and 14.00% of our outstanding common shares, respectively. Itaú Unibanco Holding and CorpGroup also entered into the Itaú CorpGroup Shareholders’ Agreement. Upon the consummation of the Merger, as previously mentioned, Itaú Unibanco Holding became the sole controlling shareholder of the merged bank. For a description of the Itaú CorpGroup Shareholders’ Agreement and the Transaction Agreement, see “Item 10. Additional Information—C. Material Contracts.”

A summary of the main milestones in the history of the Bank is set forth in the following chart:

The Itaú Colombia Acquisition

The obligation of the parties to the Transaction Agreement to cause Itaú Corpbanca to acquire all of the outstanding shares of Itaú BBA Colombia or to carry out a merger of Itaú Corpbanca Colombia, formerly Banco Corpbanca Colombia, with Itaú BBA Colombia was amended on January 20, 2017 and replaced with the obligation of the parties to cause Itaú Corpbanca Colombia to acquire the assets and liabilities of Itaú BBA Colombia at their book value in accordance with the terms and conditions agreed by Itaú Corpbanca Colombia and Itaú BBA Colombia on November 1, 2016 (the “Itaú Colombian Asset & Liabilities Acquisition”). The Itaú Colombian Asset & Liabilities Acquisition was approved by the shareholders of Itaú Corpbanca Colombia and the Colombian Financial Superintendency and completed on June 16, 2017, as established in the agreement signed on June 1, 2017 between Itaú Corpbanca Colombia, as assignee, and Itaú BBA Colombia S.A. Corporación Financiera, as assignor. Pursuant to the Itaú Colombian Asset & Liabilities Acquisition transaction, Itaú Corpbanca Colombia paid to Itaú BBA Colombia S.A. Corporación Financiera Ch$33,205 million. This agreement also contemplated the rendering of certain services by Itaú Corpbanca Colombia in favor of Itaú BBA Colombia and the hiring of the senior management of Itaú BBA Colombia by Itaú Corpbanca Colombia.

On February 22, 2022, following receipt of regulatory approvals from the banking regulators in Chile, Colombia and Brazil, and in compliance with the Transaction Agreement, the Bank completed the acquisition – directly and indirectly – of all the shares of Itaú Corpbanca Colombia owned by CorpGroup Interhold S.p.A., CorpGroup Banking S.A. and CG Financial Colombia S.A.S. in Itaú Corpbanca Colombia, representing approximately 12.36% of the subscribed and paid capital of Itaú Corpbanca Colombia for a total consideration of US$414,142,063.65. As a result of these transactions, Itaú Corpbanca owns directly and indirectly approximately 99.4617% of the subscribed and paid capital of Itaú Corpbanca Colombia, from which approximately 94.99% is directly owned. Itaú Corpbanca directly acquired approximately 7.89% of Itaú Corpbanca Colombia’s subscribed and paid capital and its new subsidiary in Colombia, Itaú Holding Colombia S.A.S., acquired the remaining approximately 4.47%. The formation by Itaú Corpbanca in Colombia of its subsidiary Itaú Holding Colombia S.A.S., whose subscribed and paid capital is wholly-owned by Itaú Corpbanca, was duly authorized by the CMF and by the Chilean Central Bank for this purpose. The total price of US$414,142,063.66 resulted in a negative impact of 1.42% on Itaú Corpbanca’s Common Equity Tier 1 (CET1) capital, on a fully loaded basis, under the Basel III standards. In this context, considering the Bank’s financials as of February 28, 2022, the above-mentioned impact and the capital effects of the current regulations of the CMF, we estimate that our total capital ratio and CET1 ratio on a fully loaded basis, under the Basel III standards, are 15.48% and 9.65%, respectively.

The Rights Offerings

On October 4, 2021, we launched an offering of transferrable rights (“Rights”) to subscribe for our common shares, including common shares represented by ADSs, in connection with a previously announced capital increase of up to 461,111,111,111 new common shares of the Bank, approved at an extraordinary shareholders’ meeting held by the Bank on July 13, 2021 (the “Statutory Preemptive Rights Offering”). The offering of Rights in Chile commenced on October 4, 2021 and the offering of Rights with respect to ADSs (the “ADS Rights”) commenced on October 5, 2021 (the “Preemptive ADS Rights Offering”).The Preemptive ADS Rights Offering ended at 5:00 p.m. (New York City time) on October 26, 2021 and the Statutory Preemptive Rights Offering in Chile ended at 11:59 p.m. (Santiago, Chile time) on November 2, 2021. The Bank decided to offer the rights that were unsubscribed in the Statutory Preemptive Rights Offering and the Preemptive ADS Rights Offering in a subsequent preemptive rights offering, which commenced on November 11, 2021 and ended at 11:59 p.m. on November 16, 2021 (the “Subsequent Preemptive Rights Offering”, together with the Statutory Preemptive Rights Offering and the Preemptive ADS Rights Offering, the “Rights Offerings”).

During the Rights Offerings, a total of 455,243,347,249 common shares (including 517,837,500 common shares representing ADSs) were subscribed and paid, in the Chilean and international markets, representing 98.73% of the total new common shares issued in the aforementioned capital increase, with a total of 5,867,763,862 new common shares remaining unsubscribed and unpaid.

On November 30, 2021, through an auction in the Santiago Stock Exchange in Chile, the Bank placed in full the 5,867,763,862 remaining shares unsubscribed and unpaid after the end of the Rights Offerings. Itaú Unibanco Holding, the Bank’s controlling shareholder and its affiliates subscribed and paid for a total of 350,048,242,004 new common shares, representing 76.89% of the total new common shares subscribed in the aforementioned capital increase. After the placement in full of the new common shares issued in the aforementioned capital increase, Itaú Unibanco Holding and its affiliates held 551,015,065,630 common shares of the Bank, representing 56.60% of the Bank’s common shares as of November 30, 2021.

Capital Expenditures

The following table reflects our capital expenditures in the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021

	(in millions of Ch$)
Land and buildings	1,505	159	24
Computer systems and equipment	61,723	65,713	43,511
Furniture and fixtures	—	—	—
Vehicle	—	—	—
Other	2,488	1,803	2,635
Total	65,716	67,675	46,170

Total capital expenditures in 2021 of Ch$46,170 million consisted mainly of Ch$43,511 million in computer software, IT projects and equipment. For further details relating to these results and related divestitures, see Notes 1(m) and 14 of our consolidated financial statements included herein.

B. BUSINESS OVERVIEW

COMPETITIVE STRENGTHS

Our business model is based on the combination of local bank strengths and local knowledge and benefits from Itaú Unibanco’s experience and global platform. In the six years since the Merger, we believe we have emerged as a leading banking platform and deepened our expansion in the Andean Region as a result of the following strengths:

1.

Key banking player in two of the most developed economies and sound financial systems in Latin America. We conduct the majority of our business in Chile and a significant share in Colombia. Both countries have been the Andean Region’s fastest growing economies and are considered to be among the best business environments in Latin America. The Chilean and Colombian economies have generally demonstrated stable macroeconomic conditions in terms of growth and inflation, with growing per capita GDP and solid credit ratings, and have shown strong signs of ongoing recovery following the COVID-19 pandemic. We believe that our increased footprint in Chile and Colombia gives us an enhanced ability to grow and compete more effectively within these countries, further strengthening our market position there.

2.

Attractive portfolio in Chile with a strong wholesale segment and increasing retail share. We have the scale and resources to grow and compete effectively, particularly in Chile where we are the fifth largest private bank as measured by loans, with a 9.8% market share as of December 31, 2021. We have an attractive credit portfolio in Chile, which is currently focused on the wholesale segment but has opportunities to grow in the retail segment as well. The wholesale segment accounted for 63.3%, or Ch$15.672.670 million of our consolidated gross loans, as of December 31, 2021, while our mortgage portfolio and consumer loans accounted for 25.2%, or Ch$6,244,971 million, and 11.4%, or Ch$2,825,719 million, of our consolidated gross loans as of December 31, 2021. Our retail share in gross loans has increased 213 basis points, from 34.5% as of December 31,2021 to 36.7% as of December 31, 2021.

Our strategy to expand our presence in the retail segment is already delivering results according to CMF data: (i) we ranked as the second bank in Chile in terms of the growth of our gross loan portfolio in the three-month period ended December 31, 2021; (ii) we ranked as the second bank in Chile in terms of the growth of both our mortgage and consumer loans in the three-month period ended December 31, 2021; (iii) we ranked as the fourth bank in Chile in terms of the opening of new accounts in the three-month period ended December 31, 2021 and (iv) we ranked as the first bank in Chile in terms of the consumer installments loans and credit cards growth in the three-month period ended December 31, 2021, respectively.

3.

In the fourth quarter 2020, we launched a strategic customer-centric model with strong focus on digital transformation. After thorough analysis and planning, we launched a program that aims to transform us into (i) a customer-centric organization, that is (ii) agile, (iii) digital and simple, (iv) data-driven, and (v) that takes risks and experiments.

4.

Successful turnaround process in Chile and clear plan in Colombia. We are one of the fastest growing banks in Chile, which has been fueled by the digital transformation described above. As of December 31, 2021 we have had four consecutive quarters with positive results, and maintained a consistent improvement in returns on tangible assets. In Colombia, we have defined a clear action plan, which focuses on our commercial strategy, enhancements in digital products and key structural changes, such as adjustments to our back office and improved integration with our Chilean operations.

5.

Sponsorship and support from the largest private bank in Latin America, Itaú Unibanco. Itaú Unibanco is the largest private financial institution in Latin America and a premier banking franchise. We believe its sponsorship and support provides us with an opportunity to leverage its strong global client relationships and enhance our opportunities to grow regionally, adapt more quickly to changing trends in the banking sector and share best practices. We have been able to expand our offering of banking products by learning from Itaú Unibanco’s management model, as well as its segmentation and digitalization strategies.

6.

Experienced management team recently reinforced in line with long-term growth strategy. We have made important changes to our executive committee to ensure that we have the right structure and the right talent with the necessary skillset to lead our transformation. Key structural changes we have made recently include (i) the creation of a new Digital Business Development Management Division, which is in charge of our digital transformation overall and takes the lead in innovation; and (ii) the decentralization of back-office operations, which is key to reinforce customer centricity and agility. In addition to the structural changes, we also brought on new heads of technology and of wholesale banking.

STRATEGY

Our strategy aims to develop a leading bank in terms of sustainable performance and customer satisfaction. Our culture helps us attract and retain talent, guide our business trajectory and promote a competitive advantage. Our culture is defined by a set of key principles, which we call “Our Way,” that keeps us current with the context, demands and changes in our business and organizational culture.

The development of our strategy is based on five pillars that aim to transform us into a simple, agile, efficient and disruptive bank, creating the path today, for the bank of the future. Our five pillars are: disruption, customer-centricity, simplicity and digitization, agile working model and disciplined approach to achieve sustainable results.

1.

Disruption: the first pillar is about disrupting the market by creating new strategies and products. The methodology we are following to ensure a disciplined execution of our transformation plan, called “ItaúGo,” leverages the experience of Itaú Unibanco in Brazil and is based on a structured process of defining a high-level strategic direction and then developing the bottom-up initiatives that will take us there.

Within this plan, we are giving priority to the most disruptive initiatives, including, among others: (i) our alliance with Rappi; and (ii) our Independent Financial Advisor Program (“IFA Program”), each as further described below.

In March 2021, we announced a strategic alliance with Rappi, a leading digital player in South America, through which we seek to bring innovative and disruptive ways of providing financial services to both individuals and companies in Chile. Through this partnership, we are integrating financial services into a large ecosystem, which enables us to access a greater customer base pursuant to which we expect to boost our growth while adding value to the ecosystem.

We have also launched our IFA Program, pursuant to which we work with independent financial professionals to refer clients to us. This program has proven successful for Itaú Unibanco in Brazil and we hope to use it in order to complement our current value proposition to wealth management clients as well as clients interested in different investment alternatives.

2.

Customer centricity: the second pillar is about putting our clients at the center of everything we do with easy-to-use products and driven by our deep understanding of our customers’ needs, obtained through analytics. Examples of how we plan on executing this strategy include the following:

•

As part of our investment value proposition, we are incorporating well-known investment funds in our investment platform. In addition, all mutual funds, deposit and brokerage products are integrated, thereby simplifying the customer experience.

•

We are also preparing to integrate and relaunch our Private Bank franchise with a complete product offering through the potential acquisition of MCC Asesorías SpA, an investment platform wholly-owned by an affiliate of Itaú Unibanco, and thereby allowing our clients to access international investment opportunities. As of the date of this Annual Report, while the acquisition and the subsequent merger were approved by the CMF on March 21, 2022 and April 11, 2022, respectively, the merger remains contingent on the issuance of the regulatory approval from the Brazilian Central Bank (BACEN).

•

Along with our “mobile first” strategy, we have been expanding our digital branch structure and expect to continue to do so. We plan to offer best-in-class services and functionality through each channel and flexibility in terms of available channels. Digital branches provide convenience to customers through extended hours as well as faster and more specialized service than physical branches. Digital branches therefore have higher net promoter scores (“NPS,” a tool that measures customer experience and predicts business growth). For example, in our Itaú Sucursales segment, the NPS of digital branches is over two times higher than that of physical branches. This results in a higher level of customer engagement compared to our traditional branches. On average, we record more loans (particularly consumer loans and mortgages) and investment activity in our digital branches. Other benefits of our digital branch structure include the fact that (i) customer attrition in our digital branches is four times lower compared to that of physical branches and (ii) these branches are approximately 30% more cost-efficient than physical branches.

•

To complement our digital offer in retail banking, we have also been working on expanding our digital payment solutions. Following the success of our digital wallet application, we are now working to deliver additional functionalities, such as Quick Response, or QR codes and peer to peer, or P2P payments as well as digital and virtual credit cards. We believe these payments solutions should help us deliver a distinctive digital experience.

•

The digital transformation of our wholesale banking is based on creating user-friendly digital products. For example, we have observed an increase in the number of clients using our trade finance web portal in the last twelve months. This has allowed us to increase our market share, in terms of trade finance loans, by 30 basis points from 14.1% to 14.4%, enabling us to become the second fastest growing bank in trade finance loans among our peer group in Chile according to CMF data as of December 31, 2021. We are leveraging this experience to develop other products through digital channels, such as financial guarantees, where we have seen an increase in customers using a digital solution and have become the fastest growing bank in this market according to CMF data as of December 31, 2021, having increased our market share in terms of the volume of local financial guarantees by 1.4% in the last twelve months.

•

The quality of services we provide to our customers is key to our growth strategy. We not only focus on gaining new customers, but on strengthening and establishing long-term relationships. We believe this is done through constant efforts to identify and understand our clients’ needs and to measure their satisfaction. We also continue to develop new processes and technological solutions to improve our customer service. This is a key component of our strategy to continuously create value. We believe these value-creating products and services have allowed us to reach the highest NPS in our history, a 32% increase in the overall rate in the twelve months ended December 31, 2021, driven by improvements in both our retail and wholesale segments (as further described above). Our NPS score has also improved in comparison with our peers. According to an Ipsos benchmark survey commissioned by us, we are the bank with the highest NPS improvement among our peers in the period analyzed (March 2021 to April 2021). We plan to continue leveraging our customer centricity and digital platform offerings in order to continue to improve our NPS.

3.	Simple and digital: the third pillar is to be simple and digital, not only in the way we interact with our clients but also in our internal processes.

Simplification is a key element of our strategy to drive customer satisfaction and efficiency. We are working to increase our customers’ use of online and mobile banking by offering them better technological solutions. Our senior management is focused on implementing technological solutions that will allow us to identify means of improving our overall profitability and to optimize our cost structure.

Digital banking is essential to boosting our retail banking segment and further improving our efficiency and profitability. Delivering a digital experience that allows us to offer a simple and convenient experience adapted to the needs of our clients is key, as the strong trend towards digital channels and transactions continues.

As a result, we have been able to reduce the number of duplicative systems and to develop more than 200 Application Programming Interfaces, or APIs.

As part of our simplification efforts, we have (i) increased monitoring of failed customer interactions and (ii) increased the usage of artificial intelligence programs for automating internal processes. We expect these efforts to provide efficiencies in the short to medium term.

4.

Innovative organization and culture: the fourth pillar is about building an innovative organization and culture that is fit for the direction and challenges ahead. We are moving away from a traditional hierarchical structure to a new and modern organization in which we expect to structure our teams in multidisciplinary working communities to generate a more agile and efficient working model. These communities are based on continuous interactions with our clients, in order to create an ongoing feedback process that leads to a better product offering, captures value in the short term and allows us to adjust products and functionalities to meet the evolving needs of our customers. We started in March 2021 with the first three agile communities. As planned, by the end of 2021, we had 500 staff (internal and external) working in the agile model. Our plan for 2022 is to triple the number of staff in the agile working model to 1,500 distributed across an increasing number of communities covering all or our main products and service lines, completely transforming the way our teams work together, especially in our commercial, products and IT departments. The implementation of agile at scale has been very important in increasing the speed of product innovation and adaptation to customer preferences, which has been a key driver for improving our NPS.

On talent attraction, we have partnered with The Pontifical Catholic University of Chile (Pontificia Universidad Católica de Chile) to develop a finance laboratory as a magnet for students interested in finance. In addition, we have also launched the Itaú Tech Talent initiative where we set out challenges to attract and select the best talent. We are also committed to promoting diversity and gender equality. We have taken concrete steps, such as making sure that at least one female candidate is considered for every manager level position, as well as ensuring that employees on maternity leave are paid full bonuses. Finally, we have launched our “Itaú is orange and also of all colors” campaign, which aims to promote LGBTIQ+ inclusion.

On the training side, we have partnered with Udemy and launched an internal training platform, called Iox, which provides over 2,600 training courses. Finally, our remote first working model and flexible dress code provide flexibility and a less formal working environment that is very well liked by our employees.

5.

Sustainable results: the fifth pillar is sustainability of our results. We embrace the ESG criteria in our different operations and businesses, responding to the needs of our society in order to have a green post-pandemic recovery. Sustainable results in responsible banking are at the core of what we do. We believe that maintaining good governance, taking care of the environment, and being positively engaged with our employees, society in general, and the communities that we are a part of are essential. Our ESG efforts have been recognized by, among others (i) the Sustainable Leaders Agenda, or ALAS awards earned by our asset management department, which in 2020 placed first in each of the three categories they were nominated: Leading Institution in Responsible Investments, Leader in Research in Sustainability and Leader in Corporate Governance; (ii) our presence in the Dow Jones Sustainability Index; and (iii) our certification as a member of FTSE4GOOD, a series of ethical investment stock market indices launched in 2001 by the FTSE Group. Furthermore, in July 2021, we launched an ESG ETF, as part of our diversified offer to our clients. On the loan side, 23% of our wholesale loan portfolio in Chile is composed of loans that comply with the sustainability criteria established by the United Nations and we expect to continue to increase that number.

These are the steps towards achieving our digital transformation plan and bringing us to the forefront of banking in the region. We believe that the union of the initiatives described above will allow us to deliver sustainable and recurring results for our shareholders and investors, because as Our Way says: we act and think like owners.

OWNERSHIP STRUCTURE

Itaú Corpbanca capital stock is composed of 973,517,871,202 common shares traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Shares are also traded as depositary receipts on the NYSE in the form of ADSs.

Since the consummation of the Merger on April 1, 2016, Itaú Corpbanca has been controlled by Itaú Unibanco Holding. After the Merger, Itaú Unibanco Holding indirectly acquired an additional 2.13%, 0.35%, 2.08% and 1.08% share capital of Itaú Corpbanca from the Saieh Family, on October 26, 2016, September 15, 2017, October 13, 2018 and September 10, 2020, respectively. In addition, Itaú Unibanco Holding subscribed and paid for a total of 350,048,242,004 new common shares in the aforementioned 2021 capital increase, increasing its percentage of ownership in the Bank’s common shares to 56.60% as of November 30, 2021, after the placement in full of the new common shares issued in such capital increase. On March 22, 2022, Itaú Unibanco Holding indirectly sold 0.64% share capital of Itaú Corpbanca, decreasing its percentage of ownership in the Bank’s common shares to 55.96%.

As a result of these acquisitions or sales, the Rights Offerings and other transfers of shares in the Bank, the current shareholder structure is as follows:

PRINCIPAL BUSINESS ACTIVITIES

We are a commercial bank based in Chile that, in addition to our presence in every region in Chile, has operations in Colombia and Panama, a branch in New York and a representation office in Lima, Peru.

We provide a broad range of wholesale and retail banking services to our customers in Chile and Colombia. In addition, we provide financial advisory services, asset management, insurance brokerage and securities brokerage services through our subsidiaries, and banking services through our New York Branch.

We operate in two main geographic areas: Chile and Colombia. The Chile segment also includes operations carried out by Itaú Corpbanca New York Branch and the Colombia segment also includes the operations carried out by Itaú S.A. (Panama). The following table sets forth a breakdown of our revenue by geographic market for the years ended December 31, 2019, 2020 and 2021 in accordance with IFRS 9:

	Net Interest Income by Geographic Market
	2019			2020			2021
	Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total

	(in millions of Ch$)
Interest income	1,279,986	493,654	1,773,640	1,116,943	432,731	1,549,674	1,324,275	363,227	1,687,502
Interest expense	(631,279)	(241,943)	(873,222)	(490,729)	(192,508)	(683,237)	(580,997)	(130,198)	(711,195)
Net interest income	648,707	251,711	900,418	626,214	240,223	866,437	743,278	233,029	976,307

The following tables provide information on the composition of our loan portfolio at amortized cost net of allowances as of December 31, 2019 and 2020, and as of December 31, 2020 and 2021, respectively:

	As of December 31,
	2019	2020	Variation	Variation

	(in millions of Ch$)%
Commercial loans
Commercial loans	11,870,750	11,502,835	(367,915)	(3.1)%
Foreign trade loans	1,034,681	825,445	(209,236)	(20.2)%
Current account debtors	143,768	62,046	(81,722)	(56.8)%
Factoring operations	217,410	151,487	(65,923)	(30.3)%
Student loans	635,279	576,986	(58,293)	(9.2)%
Leasing transactions	988,907	916,587	(72,320)	(7.3)%
Other loans and receivables	24,550	25,796	1,246	5.1%
Subtotals
	14,915,345	14,061,182	(854,163)	(5.7)%
Mortgage loans
Letters of credit loans	29,891	23,113	(6,778)	(22.7)%
Endorsable mutual mortgage loans	102,442	89,409	(13,033)	(12.7)%
Other mutual mortgage loans	4,321,019	4,761,064	440,045	10.2%
Leasing transactions	323,708	295,856	(27,852)	(8.6)%
Other loans and receivables	20,480	73,846	53,366	260.6%
Subtotal	4,797,540	5,243,288	445,748	9.3%
Consumer loans
Consumer loans	1,811,312	1,684,696	(126,616)	(7.0)%
Current account debtors	186,632	112,945	(73,687)	(39.5)%
Credit card debtors	499,743	442,854	(56,889)	(11.4)%
Consumer leasing transactions	2,886	1,285	(1,601)	(55.5)%
Other loans and receivables	41,239	29,858	(11,381)	(27.6)%
Subtotal	2,541,812	2,271,638	(270,174)	(10.6)%
Total	22,254,697	21,576,108	(678,589)	(3.0)%

	As of December 31,
	2020	2021	Variation	Variation

	(in millions of Ch$)			(%)
Commercial loans
Commercial loans	11,502,835	12,066,715	563,880	4.9%
Foreign trade loans	825,445	1,140,822	315,377	38.2%
Current account debtors	62,046	64,141	2,095	3.4%
Factoring operations	151,487	238,407	86,920	57.4%
Student loans	576,986	530,653	(46,333)	(8.0)%
Leasing transactions	916,587	929,990	13,403	1.5%
Other loans and receivables	25,796	20,913	(4,883)	(18.9)%
Subtotals	14,061,182	14,991,641	930,459	6.6%
Mortgage loans
Letters of credit loans	23,113	18,291	(4,822)	(20.9)%
Endorsable mutual mortgage loans	89,409	77,847	(11,562)	(12.9)%
Other mutual mortgage loans	4,761,064	5,713,703	952,639	20.0%
Leasing transactions	295,856	301,553	5,697	1.9%
Other loans and receivables	73,846	56,279	(17,567)	(23.8)%
Subtotal	5,243,288	6,167,673	924,385	17.6%
Consumer loans
Consumer loans	1,684,696	1,914,899	230,203	13.7%
Current account debtors	112,945	101,365	(11,580)	(10.3)%
Credit card debtors	442,854	584,714	141,860	32.0%
Consumer leasing transactions	1,285	738	(547)	(42.6)%
Other loans and receivables	29,858	34,518	4,660	15.6%
Subtotal	2,271,638	2,636,234	364,596	16.0%
Total	21,576,108	23,795,548	2,219,440	10.3%

Business activities in Chile have been strategically aligned onto three areas directly related not only to our medium term strategy but to our customers’ needs: 1) Wholesale Banking (a. Corporate, b. Large Companies and c. Real Estate); 2) Retail Banking (a. Itaú Personal Bank, b. Itaú, c. Itaú Private Bank, d. Midsize Companies, e. SMEs and f. Banco Condell, our Consumer Finance Division); and 3) Treasury.

A description of each of the areas in Chile, along with our Colombian banking subsidiary as well as of our New York branch, is presented below:

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

Corporate Banking. This area specializes in institutional customers and customers with annual sales in excess of US$100 million.

Large Companies. This area includes a wide range of products and financial services to companies with annual sales between US$8 million to US$100 million.

Real Estate and Construction Companies. This area is focused on companies or economic groups in the real estate or construction industry with annual sales in excess of US$100,000.

Retail Banking

Retail Banking serves retail individuals customers across all income levels, from low-income to high-income individuals, and also targets midsize companies and small and very small companies (SMEs), the latter two grouped under “Itaú Companies.” Retail Banking is organized into the following four areas:

Itaú Private Banking. Within our Private Banking Division, we provide private banking services to our high-income and high net worth customers. We consider high-income individuals to be customers with a monthly income in excess of Ch$8.0 million. Each client under our private banking or “Private Banking” program is provided with a liaison officer who oversees the client’s entire relationship with us across all product lines. The relationship model is based on providing each customer with the comprehensive, personalized and professional advising service for managing their net worth, major investments, banking and credit structuring needs in a way that best fits the investor and financing profile. In addition to the products and services we provide to private banking customers, we offer tailored lending products designed to help keep their businesses growing. Our specialized team of business executives and investment bankers aims to maximize gains for our customers based on their investor profile.

Itaú Personal Bank. This area specializes in high-income individuals, with a monthly income between Ch$2.5 million and Ch$8.0 million. This is the first high-income individuals’ segment in Chile with differentiated branches at the ground floor to be accessed directly from the street, and additionally with differentiated mobile and web channels. The service model is based on relationships and constant advising on financial products, investment and/or protection. Itaú Personal Bank offers a specialized, differentiated value proposition based on customer relationships. Its three pillars are highly qualified executives, with a systematic work standard; smaller portfolios per executive in relation to the traditional model, in order to facilitate management; and certified investment consultants who specialize in providing exclusive, timely advising. The network in Chile includes 22 premium branches and four digital branches for this segment. In Colombia, the network includes three premium branches.

Itaú (Traditional Banking). Our Traditional Banking Division is mainly oriented toward individuals with medium-high income levels (focused on clients between Ch$600,000 and Ch$2.5 million monthly income). We offer our traditional and private banking clients products such as checking accounts, credit lines, credit and debit cards, personal installment loans, mortgage loans, insurance banking, time deposits and savings accounts in Chilean pesos, Euros, UF and U.S. dollars, among others. In addition, we provide mutual fund and securities brokerage services. This mass-market model is focused on customer self-service through various channels: face-to-face at our branches, digitally through the website and App, and through direct e-mail contact with account executives and through calls to the Contact Center. Our goal is to face our customers’ changes and needs with them, offering agile, simple options that enable them interface with the Bank autonomously. This segment is served under 106 traditional branches and two digital branches.

Banco Condell (Consumer Finance). Our Consumer Finance Division operates under the trade name Banco Condell and specializes in financing for middle and low-income segments who have low banking access and monthly income between Ch$200,000 and Ch$600,000. A financial inclusiveness mechanism, Banco Condell's business model enables it to provide services to people with informal, non-accreditable income. Through Banco Condell we offer our customers insurance policies, certificates of deposit and consumer loans, products that represent the essence of our business. In an effort to drive down costs without compromising excellent customer service, in 2018 we started integrating Banco Condell offices with Itaú branches, maintaining an experience of closeness and trust with this segment in an effort to provide agile financing solutions. The plan is to follow along these lines to bring our different segments to more places while maintaining our customers’ satisfaction. Also, we are aiming to make Banco Condell a point of access for future Itaú customers who demonstrate good credit and meet the requirements for a business area upgrade. As of December 2021, Banco Condell has 53 branches and its own brand identity.

Treasury

Our Treasury manages the Bank’s market risks (including interest rate and inflation risk) and liquidation risk, acting in accordance with internal policies as well as regulatory and corporate limits. Also, it is responsible for optimizing the funding structure and assigning transfer prices to the products it manages for the business channels and for managing relationships with counterparties from international financial institutions. Finally, this area is responsible for distributing financial products, like currency, derivative and money market operations, to all the Bank’s customer segments.

As of December 31, 2021, the outstanding loans from foreign banks to Itaú Corpbanca were US$1,190 million with approximately nine financial institutions from the U.S., Canada, Germany, France, Japan and other countries, including in Latin America. The international global risk assets outstanding as of December 31, 2021 were US$3,626 million.

In 2021, we began our evolution from a segmentation by size and sector, to one that includes and understands customer behavioral variables. We aim to have more complex and multivariate segmentation, focusing our efforts on new customer needs.

Itaú Corpbanca Colombia

Itaú Corpbanca Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla. As of December 2021, according to the Colombian Financial Superintendency, Itaú Corpbanca Colombia was the ninth largest bank in Colombia in terms of total assets, the eighth largest bank in Colombia in terms of total loans and the ninth largest bank in Colombia, in terms of total deposits as reported under local regulatory and accounting principles.

As of December 31, 2021, Itaú Corpbanca Colombia had total assets of Ch$6,786,113 million (US$8,039.7 million), including total loans of Ch$4,944,875 million (US$5,858.3 million), and total equity of Ch$587,022 million (US$695.5 million). In comparative terms, Itaú Corpbanca Colombia has a market share of 3.7% of the total assets in Colombian Banking Industry and its total assets represent 18.0% of Itaú Corpbanca’s total assets.

As of December 31, 2021, Itaú Corpbanca Colombia had total net interest income of Ch$233,029 million (US$276.1 million) and profit of Ch$20,502 million (US$24.3 million). As of December 31, 2021, Itaú Corpbanca Colombia had 104 branches,121 ATMs and 2,691 employees in Colombia and Panama.

New York Branch

Our New York Branch supports the commercial needs of Chilean and other Latin American companies that conduct business overseas. Operating with an offshore foreign branch of a Chilean bank is especially attractive to clients abroad as it provides a sense of proximity and it allows us to accompany our customers as they operate internationally, responding to their needs and service requirements. Our target market consists of medium and large Chilean companies, other Latin American companies, and Chilean and other Latin American banks without offshore branch offices, among others.

Our New York Branch has a Yankee Certificate of Deposits program that is placed directly to clients or through U.S. dealers. Also, the Branch funds its operation through interbank and financial institution deposits with a broad variety of customers. The New York Branch participates in bilateral and syndicated loans, together with other international institutions, to finance a variety of investment projects. As of December 31, 2021, the branch had US$ 2,238 million in assets and had a net income of US$ 19.9 million for the year ended December 31, 2021

Financial Services Offered Through Subsidiaries

We have made several strategic long-term investments in financial services companies in Chile (each of which are regulated and supervised by the CMF), which are engaged in activities complementary to our core banking activities. Through wholly-owned subsidiaries, we intend to continue to develop a comprehensive financial services group able to meet the diverse financial needs of our current and potential clients. As of December 31, 2021, assets of our subsidiaries represented 0.7% of total consolidated. For the year ended December 31, 2021, net income of our subsidiaries totaled Ch$28,944 million (US$34.3 million).

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2019, 2020 and 2021, in millions of Chilean pesos. Amounts relating to inter-company transactions have not been removed for purposes of this table.

	As of and for the Year Ended December 31,
	2019			2020			2021
			Net			Net			Net
	Assets	Equity	Income	Assets	Equity	Income	Assets	Equity	Income

	(in millions of Ch$)
Itaú Corredores de Bolsa Ltda.(1)	293,808	41,760	1,484	196,374	43,414	1,927	131,588	35,711	(7,037)
Itaú Adm. General de Fondos S.A.(2)	16,008	13,649	7,516	12,540	11,528	5,395	13,642	12,051	5,919
Itaú Asesorías Financieras Ltda.(3)	9,051	8,494	6,683	10,530	9,298	805	13,867	12,217	2,919
Itaú Corredores de Seguros S.A.	52,838	42,774	24,565	32,984	25,895	17,058	39,366	30,717	21,880
Recaudaciones y Cobranzas Ltda.(4)	3,462	2,824	1,508	4,384	1,984	1,199	4,459	3,140	1,156
Itaú Corredor de Seguros Colombia S.A.	3,982	2,387	623	3,650	2,017	(166)	3,959	2,429	366
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria	14,943	14,484	718	14,198	13,694	506	12,862	12,480	(1,403)
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	24,308	20,941	3,714	24,410	21,810	2,755	15,517	13,573	1,723
Itaú Comisionista de Bolsa S.A.	12,919	11,243	1,449	15,112	12,736	2,679	15,156	13,062	3,421
Itaú Bank (Panamá) S.A.	446,771	89,266	8,620	393,558	91,108	6,015	513,408	112,123	5,725
Itaú Casa de Valores S.A.(5)	1,039	755	144	—	—	—	—	—	—
(1)	On January 1, 2017, Itaú BBA Corredor de Bolsa Limitada merged into Itaú Corpbanca Corredores de Bolsa S.A. The legal name of the merged entity was changed to “Itaú Corpbanca Corredores de Bolsa S.A.” and the commercial name was changed to “Itaú Corredores de Bolsa.” On August 1, 2018 “Itaú CorpBanca Corredores de Bolsa S.A.” changed its legal name to “Itaú Corredores de Bolsa Ltda.”
(2)	On December 29, 2017, Itaú Chile Administradora General de Fondos S.A. merged into Corpbanca Administradora General de Fondos S.A. The legal name of the merged entity was changed to “Itaú Administradora General de Fondos S.A.” and the commercial name was changed to “Itaú Asset Management.”
(3)	On April 21, 2016, the legal name of Corpbanca Asesorías Financieras S.A. was changed to Itaú Asesorías Financieras S.A. On May 2, 2019 “Itaú Asesorías Financieras S.A.” changed its legal name to “Itaú Asesorías Financieras Ltda.”
(4)	On October 25, 2017, the legal name of “Recaudaciones y Cobranzas S.A.” was changed to “Itaú Corpbanca Recaudaciones y Cobranzas S.A.” On November 5, 2018 “Itaú CorpBanca Recaudaciones y Cobranzas S.A.” changed its legal name to “Recaudaciones y Cobranzas Ltda.”
(5)	On January 27, 2020, Itaú Casa de Valores S.A. was sold.

Itaú Corredores de Bolsa Ltda.

Our subsidiary Itaú Corredores de Bolsa Ltda., or ICB, is a member of the Santiago Stock Exchange and is registered with the CMF as a security broker. ICB’s primary activities are providing brokerage services in equities and fixed income. ICB offers our clients a unique investment platform, with a diversified offering of investment alternatives.

For the years ended December 31, 2019, 2020 and 2021, ICB’s net income was Ch$1,484 million, Ch$1,927 million and a net loss of Ch$7,037 million, respectively, and it had assets under custody of Ch$438 billion, Ch$187 billion and Ch$463 billion,  as of December 31, 2019, 2020 and 2021, respectively. For the year ended December 31, 2021, ICB’s net income decrease was driven by the rise in the interest rate curve which generated negative effects on the results of the ICB’s fixed income portfolio.

In the context of the acquisition of MCC S.A. Corredores de Bolsa (“MCC Corredores”) and MCC Asesorías SpA (“MCC Asesorías”), pursuant to a stock purchase agreement dated June 4, 2021 and executed by and among Itaú Corpbanca, BICSA Holdings Ltd. and Itaú Consultoria de Valores Mobiliários e Participações S.A., (the “MCC SPA”), Itaú Corpbanca agreed (subject to the satisfaction of certain conditions) to purchase, directly and indirectly, 100% of the equity securities of MCC Corredores, which will be immediately merged into ICB. As of the date of this Annual Report, while the acquisitions and the subsequent mergers of the securities brokers were approved by the CMF on March 21, 2022 and April 11, 2022, respectively, the merger of the securities brokers remains contingent on the issuance of the regulatory approval from the Brazilian Central Bank (BACEN).

Itaú Administradora General de Fondos S.A.

Itaú Administradora General de Fondos S.A. ‒whose commercial name is “Itaú Asset Management”‒, or IAGF complements our banking services offered to our individual and corporate clients. IAGF’s currently provides asset management services to individual, corporate and institutional clients.

Itaú Asset Management believes that its role in the management of third-party resources is not limited only to management, but also to deliver investment tools that adjust to the needs and investor profile of each client, and offer a wide scope of diverse products. For this reason, its objectives are focused on improving processes and products, and on a digital proposal for our clients, in a changing and dynamic market scenario.

During 2021, we continued to develop simple, digital and performance-focused investment alternatives. To this end, we launched our “Open Investment Platform” for all our clients, allowing them to invest with no minimum amount or time requirements. It is 100% digital and offers the possibility of accessing a wide range of products from both Itaú and multiple top national and international managers from a single place. In addition, through our brokerage firm, we strengthened our value offering by implementing “Pershing”, a platform that allows us to invest in stocks, ETFs, funds and other instruments domiciled abroad.

In addition to expanding the options for our clients, the Open Investment Platform has allowed us to provide better investment advice, having the opportunity to build more diversified and robust recommended portfolios. During 2021, we launched our Itaú “Mi Cartera” mutual funds, composed of four investment alternatives, specially designed to respond to the different interests of each client, according to their investor profile. Each portfolio is built based on the recommendation of our experts, using products available on our Open Investment Platform. We almost quadrupled the number of unitholders and more than tripled the assets under management of the platform, reaching 12,887 clients and Ch$479,725 million at the close of 2021.

For the years ended December 31, 2019, 2020 and 2021, IAGF had net income of Ch$7,516 million, Ch$5,395 million and Ch$5,919 million, respectively. IAGF had total assets of Ch$16,008 million, Ch$12,540 million and Ch$13,642 million as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, IAGF managed 40 mutual funds, including equity funds, fixed income funds and ETFs and had total assets under management amounting to Ch$2,459 billion, a decrease of Ch$74 billion as compared to December 31, 2020.

During 2021, IAGF experienced an increase of 9.7% in net income, explained primarily by the growth of the “Mi Cartera” mutual funds and an improvement in the margins of our money market funds, as a consequence of the increase in the Monetary Policy Rate of the Central Bank of Chile.

Itaú Asesorías Financieras Ltda.

Itaú Asesorías Financieras Ltda., or IAF, provides a broad range of financial advisory services to a variety of corporations and government agencies. We offer our clients specialized and tailored solutions, among which are the structuring and implementation of corporate financing in the banking market, syndicated and bilateral loans, debt restructuring and project financing structuring under the Project Finance modality according to the Equator Principles.

Additionally, this subsidiary offers debt structuring services in the capital markets through the structuring, issuance and placement of bonds and commercial papers, as well as advice for mergers, acquisitions and capital increases, or advice and studies in general.

For the years ended December 31, 2019, 2020 and 2021, IAF had net income of Ch$6,683 million, Ch$805 million and Ch$2,919 million, respectively. IAF had total assets of Ch$9,051 million, Ch$10,530 million and Ch$13,867 million as of December 31, 2019, 2020 and 2021, respectively.

Itaú Corredores de Seguros S.A.

In accordance with our strategy of expanding the breadth of financial services that we offer, our subsidiary Itaú Corredores de Seguros S.A., operating under the commercial name “Itaú Corredores de Seguros” (“ICS”), offers a full line of insurance products. Many of these products complement our banking services by offering clients unemployment and life insurance related to personal loans, as well as insurances in connection with mortgage loans. Through ICS, we also provide non-credit-related insurance to existing clients and the general public.

For the years ended December 31, 2019, 2020 and 2021, ICS had net income of Ch$24,565 million, Ch$17,058 million and Ch$21,880 million, respectively. ICS had total assets of Ch$52,838 million, Ch$32,984 million and Ch$39,366 million, as of December 31, 2019, 2020 and 2021, respectively.

Recaudaciones y Cobranzas Ltda.

This subsidiary is a banking support company engaged in legal and out-of-court collections services for any type of loans, titles or notes on its own behalf or on behalf of third parties.

On February 25, 2015, former Corpbanca, directly and indirectly, acquired all of the issued and outstanding shares of Recaudaciones y Cobranzas S.A, or Instacob, a debt collection company providing court and out-of-court collections services for loans. As a result of this transaction, Instacob became a wholly-owned subsidiary of ours.

On November 5, 2018 Itaú Corpbanca Recaudaciones y Cobranzas S.A. changed its legal name to Recaudaciones y Cobranzas Ltda.

During 2021, the company focused on delinquency management, either enabling payment channels or restructuring offers that would provide solutions for customers’ needs. The company implemented models that allowed us to focus on early signals of delinquencies, in order to proactively address them. In general terms, this allowed us to improve performance in terms of the impact on the cost of credit and delinquency balances, as well as to improve the satisfaction and perception of our clients in terms of quality of service.

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

We are in the process of liquidating ISS Colombia and expect such process to be completed during the second half of 2022. The liquidation is not expected to have a material effect on Itaú Corpbanca’s financial condition or results of operations.

Itaú Asset Management Colombia S.A. Sociedad Fiduciaria

Itaú Asset Management Colombia S.A. Sociedad Fiduciaria, is a Colombian corporation (sociedad anónima) engaged in trust portfolio management, including investment trust management, administration, security, real estate trusts and fund administration. It has its main domicile in the city of Bogota, D.C., Colombia and is regulated by the Colombian Financial Superintendency.

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

Itaú Corredor de Seguros Colombia S.A.

Itaú Corredor de Seguros Colombia S.A. is a Colombian corporation (sociedad anónima), which acts as an insurance broker. It has its main domicile in the city of Bogota, D.C., Colombia, and the Colombian Financial Superintendency regulates it.

On November 5, 2019, Itaú Corpbanca signed a share purchase agreement, as amended on December 18, 2020, in which it committed to acquire 20% of the shares that Helm LLC holds in Itaú Corredor de Seguros Colombia S.A. After obtaining all the necessary approvals in Colombia, Chile and Brazil, on March 25, 2022, Itaú Corpbanca and its wholly-owned subsidiary Itaú Holding Colombia S.A.S. acquired 20% of the shares that Helm LLC holds in Itaú Corredor de Seguros Colombia S.A. – 15% and 5%, respectively – with a total price of US$3,188,323.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

On a consolidated basis, Itaú Corpbanca is not dependent on sources or availability of raw materials.

DISTRIBUTION CHANNELS, ELECTRONIC BANKING AND TECHNOLOGY

As a universal bank, we provide a wide range of financial services and products to our clients, from commercial banking to asset management and investment banking. Based on our strategy, in 2021 we began to build a digital bank, while maintaining our physical presence. Our digital first model is customer-centric, offering channels with simple and convenient digital solutions so that our customers can have the bank and its services in the palm of their hands. Our digital channels are operated remotely, via the internet or mobile phones. We currently have six digital branches.

Our traditional channels are composed of brick & mortar branches, digital branches and ATMs. Our network of 292 branches (as of December 31, 2021) distributes all our products and services in Chile and Colombia, and our 523 ATMs (as of December 31, 2021) are a convenient and efficient way of serving clients, due to low operating costs, 24/7 availability and a very complete services offering.

Customers are increasingly connected and prioritize online services for their speed and convenience. People expect service in just a few steps, but with maximum security. At Itaú Corpbanca, we enable new ways of working, along with a technological infrastructure that allows us to operate with speed and flexibility. Our Information Technology (IT) architecture is constantly evolving to provide the support that both our customers and our operation require, seeking to be industry leaders in mobile app and website, and to have a pioneering presence in social networks.

To complement our digital offer in retail banking, we have also been working on expanding our digital payment solutions. Following the same rationale of providing innovative and digital option to our customers, we have implemented our digital wallet application and we are now working to deliver additional functionalities, such as QR and P2P payments as well as digital and virtual credit cards.

Our payments solutions should help us deliver a distinctive digital experience. When fully implemented, we aim to become the main payment partner of our clients, which in turn, should enhance our principality as a bank. Furthermore, this interaction with different payment options, specially the use of our app, should help us deliver a complete offer and increase cross selling within our product base.

Transforming ourselves not only implies an investment in technology that enables hybrid work, but also new ways of understanding and using available information so that our business intelligence can make data-driven decisions, and at the same time providing digital experiences in line with the expectations of our customers.

Cybersecurity risk culture is relevant, especially for customers since they are the most vulnerable link in the fraud chain. That is why we focus efforts on ongoing education regarding the required precautions, protecting their passwords and avoiding falling victim to phishing or pharming schemes.

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

Itaú Corpbanca

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, traditional branches, mobile banking, internet banking and telephone banking. Our distribution network is based on a segmentation model with well-defined identity and value proposition, aimed at optimizing service level, satisfaction and profitability per client.

As of December 31, 2021, we operated 188 branch offices in Chile and New York, which includes one branch in New York, 128 branches operating as Itaú (22 exclusively for Itaú Personal Bank), 53 branches operating as Banco Condell, our consumer finance division, and six digital branches.

In each of 2019 and 2020, we launched two digital branches, one for Personal Bank and the other focused on Itaú Sucursales. In 2021, we launched two additional digital branches.

Our digital branches are mainly aimed at our clients with a digital profile, who value a fast, simple and tailor-made service. Currently, this model serves 42,000 clients from our Personal Bank and Itaú segments, has multiple service channels and operates during extended hours.

In addition, as of December 31, 2021, we owned and operated 402 ATMs in Chile, and our customers have access to 7,047 additional ATMs (including Banco del Estado de Chile and Banco Falabella’s ATMs) in Chile through our agreement with Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Our branch system serves as the main distribution network for our full range of products and services.

We also offer internet and mobile banking to our customers 24 hours a day through our password-protected internet site, www.itau.cl. Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities, such as transfers and payments.

We have an app that offers direct access to the functionalities most used by our users: it allows them to make transfers, check their balance, contract products, pay, block and unblock their credit card, among other actions. During 2021, we had 298,582 users and obtained the highest ranking among Chilean bank Apps in the Apple, Google and Huawei stores.

Through our Itaú Pass app, our customers can approve transactions in a simple and secure way through unique and unrepeatable codes called Itaú Pass. This allows our clients to carry out transactions through the app, either exclusively with their cell phones and/or by entering the corresponding code on a desktop. In addition, in November 2021, we upgraded our website and were awarded first place by Servitest for the best banking site for small and medium-sized companies.

We are a member of the Sociedad Interbancaria de Transferencias Electrónicas S.A., an organization that facilitates electronic banking transactions on behalf of our customers as well as other Chilean banks. We also provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

Itaú Corpbanca Colombia

Itaú Corpbanca Colombia’s distribution channels provide also integrated financial services and products to its customers in Colombia through several mechanisms, including ATMs, branches, internet banking, mobile app, and telephone banking.

As of December 31, 2021, Itaú Corpbanca Colombia operated 104 branch offices in Colombia and Panama and 121 ATMs in Colombia, also providing its customers with access to 15,905 additional ATMs through Colombia’s other financial institutions. Itaú Corpbanca Colombia utilizes different sales channels including account executives, telemarketing and the internet to attract new clients. Itaú Corpbanca Colombia’s branch system serves as the main distribution network for its full range of products and services.

Itaú Corpbanca Colombia offers internet banking to its customers 24 hours a day through its password-protected internet site, www.itau.co. Itaú Corpbanca Colombia’s internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2021, Itaú Corpbanca Colombia had 194 thousand customers with activated internet passwords who use the electronic banking service, allowing them to access Itaú Corpbanca Colombia’s internet banking services. In addition, we have more than 100 thousand users of our Itaú mobile app in Colombia.

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

COMPETITION

Competition in Chile

Description of the Chilean Financial System. The Chilean financial services market consists of a variety of largely distinct sectors. The most significant sector, commercial banking, includes 16 privately-owned banks and one state-owned bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity. Five private sector banks along with the state-owned bank together accounted for 86.7% of all outstanding loans by Chilean financial institutions as of December 31, 2021: Banco Santander-Chile (17.9%), Banco de Chile (16.7%), Banco de Crédito e Inversiones, or Bci (14.3%), Scotiabank Chile (14.1%), Itaú Corpbanca (9.8%), and Banco del Estado de Chile (13.8%). All market share statistics in this paragraph are presented as reported to the CMF calculated under local regulatory and accounting principles on an unconsolidated basis.

Financial System Evolution in Chile. The Chilean banking system has experienced a consolidation process in the past decades with mergers and acquisitions of banking entities in line with global trends.

Following rapid consolidation among Chilean banks commencing in the late 1990s through today, the market has become characterized by fewer larger players. Our principal competitors in Chile are Banco de Chile, Banco Santander-Chile, Bci and Scotiabank Chile. Acquisitions of non-banking credit card and consumer loans businesses between 2018 and 2019 such as Promotora CMR by Banco Falabella, Walmart Servicios Financieros by Bci and Santander Consumer by Banco Santander-Chile have increased competition in the credit card and consumer business. As compared to other Chilean banks, we believe our position in the Chilean banking industry enables us to compete with international banks seeking to provide loans to companies operating in Chile, especially since we have scale and resources to grow and compete more effectively. Additionally, we have a unique control and support from a leading institution such as Itaú Unibanco. Itaú Corpbanca will be able to expand its banking products’ offering through proven segmentation and digital models.

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

Further, we face competition in our mortgage and consumer loans businesses from insurance companies, which have been permitted to grant mortgage loans. In addition to the other banks that operate in Chile, our main competitors in the credit card business are department stores and other non-banking businesses involved in the issuance of private-label credit cards. We intend to remain competitive in the mortgage loan services and credit card markets through product innovation.

We also experience competition from banks that provide international private banking services such as JPMorgan Chase and BNP Paribas, among others. We believe our main competitive advantage in our private banking has been our ability to provide our customers with tailored lending products and responses to their needs as soon as possible. Our lower income retail banking, Banco Condell, competes with consumer finance divisions of other banks such as Banco CrediChile and Bci Nova, among others, as well as certain consumer credit providers, including department stores. We believe that the main competitive advantage of our Banco Condell area is our ability to provide responses as soon as possible, know our customers’ needs and provide a fair price structure.

Competition in Colombia

Description of the Colombian Financial System. In recent years, the Colombian banking system has been undergoing a period of consolidation given a series of mergers and acquisitions that have taken place within the sector. Between 2010 and 2015, the number of commercial banks increased from 19 to 25. The Merger was consummated on April 1, 2016. Following a stable 2017, 2018 brought a change involving two players of the Colombian banking system, with Citibank Colombia’s decision to sell its retail business, including individuals and small enterprises, to Scotiabank Colpatria. Such operation was approved by the Colombian Financial Superintendency on June 18, 2018. During 2019, Banco Serfinanza began operating as a new commercial bank in Colombia when the former financing company Serfinanza received authorization from the CFS to function as a bank. This approval was granted on February 4, 2019. During January 2020, Lulo Bank S.A., an entity owned by the local Gilinski family which is also behind Banco GNB Sudameris, was authorized by means of Resolution 0085 of 2020 by the Colombian Financial Superintendency to establish itself as a commercial bank in Colombia. This entity intends to be the first fully digital bank in Colombia and will be required to receive an operating license once the Colombian Financial Superintendency has verified its compliance with all the requirements to operate as a commercial bank. Additionally, in December 2020, J.P. Morgan, previously a finance corporation, received authorization from the Colombian Financial Superintendency by means of Resolution No. 1091 of 2020 to begin operating a new commercial bank in Colombia.

In terms of presence, Colombian banks have been expanding abroad over the last decade, mostly in Central America. One example is the acquisition of BAC-Credomatic (which has operations in several countries in Central America) by Banco de Bogotá, with Davivienda and Bancolombia also having made similar investments aiming to grow their businesses.

As of December 2021, and according to the Colombian Financial Superintendency, the main actors in the local financial system were the Central Bank of Colombia, 28 commercial banks (18 domestic private banks, one state-owned bank and nine foreign banks), five finance corporations and eleven financing companies. In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouses, special state-owned institutions, and pension and severance pay funds also participate in the Colombian financial system.

Regulatory matters. On August 6, 2018, the Colombian Ministry of Finance and Public Credit issued Decree 1477 and on August 6, 2019 issued Decree 1421, regulating the standards of capital for credit institutions under Basel III, with initial implementation date on February 2020. Its content covers the following areas: (a) alignment in the definitions of capital ratio; (b) an update in the measurements of the Risk-Weighted Assets (RWA); (c) implementation of buffers; and (d) leverage ratio. Additionally, on August 6, 2019, the Ministry of Finance issued Decree 1421, including capital charges for Operational Risk and postponing to January 2021 the beginning of the transition of capital requirements presented by Decree 1477. On September 6, 2019, the CFS published the instructions and methodology for the calculations of the capital ratio. The transition towards the new regulation began in January 2021 and will be completed by January 2024, period in which banks will have to meet the new limits and buffers for the capital ratios. As of March 2022, several financial entities such as Bancolombia S.A. are already implementing financial instruments to adapt to Basel III requirements. See “Item 4. Information on the Company—B. Business Overview—Colombian Banking Regulation and Supervision—Regulatory Developments in Colombia.”

Loans

As of December 31, 2020 and 2021, our gross consolidated loan portfolio was Ch$22,635,560 million and Ch$24,790,535 million, respectively, as reported to the CMF calculated under local regulatory and accounting principles. This placed us as the fifth largest financial institution among private Chilean banks and sixth place among all banks operating in Chile. Our gross consolidated loan portfolio represented 9.8% of the market for loans in the Chilean financial system (comprising all commercial banks) as of December 31, 2021. In 2021, our loan portfolio –as reported to the CMF– increased 9.5% driven by both the Chilean and Colombian portfolios. Mortgage and commercial loans in Chile, as well as the retail business in Colombia, particularly the expansion of consumer loans, led to the overall portfolio increase.

The following table sets forth the aggregate outstanding loans for us and the five other private sector banks with the largest market shares in Chile as of December 31, 2019, 2020 and 2021, based on information as reported to the CMF calculated under local regulatory and accounting principles:

	Bank Loans(1)
	As of December 31,
	2019	2020	2021

	(in millions of Ch$)
Banco Santander-Chile	32,716,883	34,390,240	36,634,340
Banco de Chile	30,019,470	30,936,968	34,256,184
Banco de Crédito e Inversiones (Bci)	33,880,778	35,508,713	40,982,542
Itaú Corpbanca(2)	23,199,360	22,635,560	24,790,535
Scotiabank Chile	25,347,159	25,376,523	28,957,856
Others	49,736,187	50,432,778	55,488,537
Total	194,899,837	199,280,782	221,109,994

Source: CMF monthly consolidated financial information

(1)	Excludes interbank loans.
(2)	The amounts under IFRS for 2019, 2020 and 2021 are Ch$23,134,814 million, Ch$22,619,167 million, and Ch$24,343,360 million respectively.

Deposits

We had consolidated deposits of Ch$17,673,538 million as of December 31, 2021, as reported under local regulatory and accounting principles, which consisted of our checking accounts, bankers’ drafts, savings accounts, time deposits and other commitments. Our market share of 9.8% for deposits and other obligations as of such date ranks us in fifth place among private sector banks in Chile.

The following table sets forth the aggregate deposits for us and the five other private sector banks with the largest market share as of December 31, 2019, 2020 and 2021, based on information as reported to the CMF calculated under local regulatory and accounting principles:

	Bank Deposits and Other Obligations(1)
	As of December 31,
	2019	2020	2021

	(in millions of Ch$)
Banco Santander-Chile	23,490,249	25,142,684	28,031,993
Banco de Chile	22,182,751	24,066,770	27,682,797
Banco de Crédito e Inversiones (Bci)	27,553,455	30,566,185	38,518,590
Itaú Corpbanca	16,493,635	17,630,470	17,673,538
Scotiabank Chile	15,989,560	15,645,249	16,684,772
Others	46,511,133	50,867,265	52,154,915
Total	152,220,783	163,918,623	180,746,605

Source: CMF monthly consolidated financial information

(1)	Our aggregate deposits as calculated under IFRS for the years ended December 31, 2019, 2020 and 2021 were Ch$16,493,635 million, Ch$17,630,470 million and Ch$17,673,538 million, respectively.

Shareholders’ Equity

We were the fourth largest among private sector banks in Chile with Ch$3,277,800 million in shareholders’ equity (excluding net income and provision for mandatory dividends) as of December 31, 2021, as reported to the CMF calculated under local regulatory and accounting principles.

The following table sets forth the level of shareholders’ equity for us and the five largest private sector banks in Chile (measured by shareholders’ equity) as of December 31, 2019, 2020 and 2021, based on information as reported to the CMF calculated under local regulatory and accounting principles:

	Shareholders’ Equity(1)(2)
	As of December 31,
	2019	2020	2021

	(in millions of Ch$)
Banco Santander-Chile	3,390,823	3,567,916	3,400,220
Banco de Chile	3,528,222	3,726,267	4,223,013
Banco de Crédito e Inversiones (Bci)	3,791,478	3,893,620	4,500,076
Itaú Corpbanca(3)	3,346,102	2,315,411	3,277,800
Scotiabank Chile	2,038,149	2,398,357	2,673,703
Others	2,203,398	5,807,823	6,197,271
Total	18,298,172	21,709,394	24,272,083

Source: CMF monthly consolidated financial information

(1)	Shareholders equity = Equity attributable to shareholders excluding net income and provision for mandatory dividend.
(2)	For comparison purposes with other banks, the information is presented under standards issued by the CMF.
(3)	The amounts under IFRS, excluding net income (loss) and provision for mandatory dividends, for the years ended December 31, 2019, 2020 and 2021 were Ch$3,156,329 million, Ch$3,123,032 million, and Ch$3,087,582 million, respectively.

CHILEAN BANKING REGULATION AND SUPERVISION

General

In Chile, only banks may maintain checking accounts for their customers and accept time deposits. The principal financial institutions regulators in Chile are the CMF and the Central Bank of Chile. Chilean banks are primarily subject to the Chilean General Banking Act and secondarily, to the extent not inconsistent with such statute, the provisions of the Ley 18.046 sobre Sociedades Anónimas or the Chilean Corporations Act governing public corporations, except for certain provisions which are expressly excluded.

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

Following the Chilean banking crisis of 1982 and 1983, the CMF assumed control of 21 financial institutions representing approximately 51% of the total loans in the banking system. As part of the solution to this crisis, the Central Bank of Chile acquired from financial institutions a certain portion of their distressed loan portfolios, at the book value of such loan portfolios. Each institution then repurchased such loans at their economic value (which, in most cases, was much lower than the book value at which the Central Bank of Chile had acquired the loans) and the difference was to be repaid to the Central Bank of Chile out of future income. Pursuant to Law No. 18,818, which was passed in 1989, this difference was converted into a subordinated obligation with no fixed term, known as deuda subordinada or subordinated debt, which in the event of liquidation of the institution, would be paid after the institution’s other debts had been paid in full.

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

CMF

On June 1, 2019, the SBIF, as former banking regulator, was replaced by the Commission for the Financial Market (Comisión para el Mercado Financiero or CMF). The CMF is an independent Chilean governmental agency responsible for overseeing the correct functioning, development and stability of the financial market, facilitating the participation of market agents and promoting the protection of the public interest. It is in charge of regulating and supervising banks and the entities part of the securities and insurance market. With respect to banks, the main responsibilities of the CMF are to authorize the incorporation of new banks and to interpret and enforce, with broad powers, legal and regulatory requirements applicable to Chilean banks and other entities. Furthermore, in case of non-compliance with such legal and regulatory requirements, the CMF may impose sanctions, including fines payable by the directors, managers and employees of a bank as well as the bank itself. In extreme cases it can appoint, by special resolution with the prior approval of the board of directors of the Central Bank of Chile, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s by-laws (including, increase in its capital).

The CMF examines all banks from time to time, generally at least once a year. Banks are also required to submit monthly unaudited consolidated and unconsolidated financial statements to the CMF and publish their quarterly and annual financial statements in a newspaper with countrywide coverage. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF. Financial statements as of December 31 of any given year must be audited. A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the CMF for review.

The CMF must approve in advance any direct or indirect acquisition of more than 10% of the share capital of a bank. The absence of such approval will cause the acquirer to lose the voting rights of such shares. The CMF may only refuse to grant its approval based on specific grounds set forth in the Chilean General Banking Act and its regulations.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the Chilean General Banking Act: making loans, accepting deposits, issuing bonds, engaging in certain international operations, performing specially entrusted activities (Comisiones de Confianza) and, subject to limitations, making investments and performing financial services related to banking. Investments are restricted to real estate and physical asset for the bank’s own use, gold, foreign exchange and debt securities. In addition, local banks are allowed to engage in certain derivatives such as options, swaps and forward contracts over certain underlying assets. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, factoring, securitization, financial advisory and leasing activities. Subject to specific limitations and the prior approval of the CMF and the Central Bank of Chile, Chilean banks may own majority or minority interests in foreign banks.

Deposit Insurance

In Chile, the government guarantees up to 100% of the aggregate amount of certain time deposits held by individuals in the Chilean banking system. The government guarantee covers those obligations with a maximum value, in each calendar year, of UF200 per person (Ch$6.2 million or US$7,343.3 as of December 31, 2021) in a single bank and UF400 per person (Ch$12.4 million or US$14,686.6 as of December 31, 2021) in the whole Chilean banking system.

Reserve Requirements

Deposits are subject to a reserve requirement (Encaje) of 9% for all demand deposits and obligations that are payable on demand, and 3.6% for time deposits and deposits in savings accounts in any currency of any term, judicially ordained deposits, and any other deposit (Captación) for a term of up to one year. For purposes of calculating this reserve requirement, banks are authorized to make certain daily deductions from their liabilities in Chilean pesos, the most relevant of which include:

●	cash clearance account, which should be deducted from demand deposits for calculating reserve requirements;
●	certain payment orders issued by pension providers; and
●	the amount subject to “technical reserve” (as described below), which can be deducted from reserve requirements.

In the case of liabilities in foreign currency, banks are authorized to deduct for this purpose the amounts mentioned in the first and third bullet above.

The Central Bank of Chile has statutory authority to require banks to maintain reserves of up to an average of 40% for demand deposits and up to 20% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy. In addition, according to the Chilean General Banking Act and the regulations issued by the CMF and the Central Bank of Chile, Chilean banks must maintain a technical reserve (Reserva Técnica) of 100% of all deposits and obligations a bank has acquired in its financial business that are payable on demand, except for obligations with other banks, whenever such deposits and obligations exceed 2.5 times their basic capital net equity (Patrimonio Efectivo). This technical reserve must be calculated daily, and must be kept in deposits in the Central Bank of Chile or documents issued by the Central Bank of Chile or the Chilean Treasury of any term. If the technical reserve is breached, the bank is sanctioned with a fine calculated by applying the maximum conventional interest rate (Interés Máximo Convencional) for non-adjustable transactions (Operaciones no Reajustables) to the daily deficit; provided, however, that the CMF may decide not to apply this fine if the deficit lasts up to three business days and the bank has not incurred in further deficits during the same calendar month.

On March 3, 2022, the Central Bank of Chile amended Chapter III.B.2.1 of the Compendio de Normas Financieras, or the Central Bank Financial Regulations containing the rules for local banks with respect to management and measurement of banks’ liquidity positions, compelling banks to share financial information with the regulator and the general public regarding liquid assets, liabilities, concentration of financial instruments by type of liability and counterparty and weighted maturity by type of liability, among other metrics. The most significant liquidity ratios to be adopted by Chilean banks are:

●	Liability concentration per institutional and wholesale counterparty. Banks will have to calculate the percentage of their liabilities coming from institutional and wholesale counterparties, including ratios regarding renovation, renewals, restructurings, maturity and product concentration of these counterparties.
●	Liquidity Coverage Ratio (LCR), which measures the percentage of liquid assets over net cash outflows. The new guidelines also define liquid assets and the formulas for calculating net cash outflows.

●	Net Stable Funding Ratio (NSFR) which measures a bank’s available stable funding relative to its required stable funding. Both concepts are also defined in the new regulations.

In addition, the new rules require the incorporation of the internal liquidity adequacy assessment process (ILLAP) by April 2023. Pursuant to the new rules, the LCR is required at a minimum level of 80% for 2021, 90% as of January 1, 2022 and 100% as of June 1, 2022. The NSFR is required for informational purposes and at a minimum level of 60% as of June 1, 2022 that will increase 10% per year until it reaches 100% as of January 1, 2026.

Minimum Capital

Under the Chilean General Banking Act, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$24,793.4 million or US$29.4 million as of December 31, 2021).

Capital Adequacy Requirements

According to the Chilean General Banking Act (as amended from time to time, including without limitation, by Law No. 21,130) and the Regulations of the CMF, as a general rule, the basic capital or common equity tier 1 (CET1) of a bank (as defined below) cannot be less than (y) 4.5% of its risk weighted assets and (z) 3% of its total assets, in both cases, net of allowances, and its regulatory capital or effective net equity (as defined below) cannot be less than 8% of its risk-weighted assets net of required loan loss allowances, as calculated in accordance with Chilean Bank GAAP. See “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information” in this Annual Report for additional information regarding events in which a higher effective net equity and/or a higher basic capital may be required and detail on certain regulations that were issued by the CMF in 2020, which may impose additional capital and reserve requirements.

Basic capital or common equity tier 1 (CET1) is defined as a bank’s paid-in capital and reserves. Regulatory capital or effective net equity is defined as the aggregate of: (a) tier 1 (T1) capital, plus (b) tier 2 (T2) capital. In turn, (y) tier 1 (T1) capital is the sum of (1) the bank’s basic capital or common equity tier 1 (CET1) (i.e., paid-in capital and reserves) and (2) the additional tier 1 (AT1) capital (i.e., bonds issued without a maturity date and preferred stocks valued at their issue price, for an amount up to one third of the banks’ basic capital), and (z) tier 2 (T2) capital corresponds to (1) subordinated bonds issued by the bank valued at their issue price and for an amount of up to 50% of its basic capital (provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity) and (2) the bank’s voluntary allowances for loan losses up to (A) 1.25% of its credit risk weighted assets, if standard methodologies are applied, or (B) 0.625% in the event non-standard methodologies are applied.

As provided in Article 68 of the Chilean General Banking Act, if a bank fails at any time to meet the legal requirements relating to the maintenance of regulatory capital (which is comprised of effective net worth and basic capital, as both concepts are defined in Article 66 of the Chilean General Banking Act and Chapter 21-1 of the Regulations of the CMF), the bank would have to comply with such legal requirements within a period of 60 days. Further, if the bank fails to comply with such legal requirements, it would be subject to the sanctions set forth in Title III of Law No. 21,000 which created the CMF (i.e., the CMF may impose one or more of the following sanctions: (i) censure; (ii) fines up to the following amounts: (x) UF15,000 (approximately US$550,800 as of December 31, 2021), but in the event the entity is sanctioned for breaches of similar nature before, the amount of the fine could be up to five times the aforementioned amount, (y) 30% of the irregular operation or (z) double of the benefits realized as a result of the irregular operation; and/or (iii) the revocation of its authorization of existence).

As of December 31, 2021, we fully complied with all of the above capital adequacy requirements. Our regulatory capital to risk weighted assets ratio, CET1 to risk weighted assets ratio and CET1 to total assets ratio (also known as leverage ratio), under Basel III standards, were 16.2%, 11.5%, and 7.7%, respectively, as of December 31, 2021.

Lending Limits

Under the Chilean General Banking Act, Chilean banks are subject to certain lending limits, including the following:

●	a bank cannot extend to any entity or individual, directly or indirectly, unsecured credit in an amount that exceeds 10% of the bank’s effective net equity, or in an amount up to 30% of its effective net equity if the excess over 10% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign currency export trade financing, the ceiling for secured credits is also established at 30%. In the case of financing infrastructure projects built through the concession mechanism, the 10% ceiling for unsecured credits is 15% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession, while the ceiling for secured credits remains at 30%;
●	a bank cannot extend loans to another bank subject to the Chilean General Banking Act in an aggregate amount exceeding 30% of the effective net equity of the lender bank;
●	the total amount of loans granted by a bank to a group of persons or entities belonging to the same business group (grupo empresarial) as this term is defined in Title XV of the Chilean Securities Market Act, cannot exceed 30% of the actual equity of the lending bank. For these purposes, the loans mentioned in the preceding bullet shall not be considered;
●	a bank cannot directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;
●	a bank cannot lend, directly or indirectly, to a director or any other person who has the power to act on behalf of such bank; and
●	a bank cannot grant loans to related parties (which relation can arise from management or for ownership reasons, including holders of more than 1% of its shares, except in the case of companies which are actively traded on the Santiago Stock Exchange, like Itaú Corpbanca, in which case the limit is 5%) on more favorable terms than those generally offered to non-related parties. In addition, the aggregate amount of loans to a single group of related parties cannot exceed 5% of the bank’s effective net equity or 25% if the excess thereof is secured by certain assets with a value equal to or greater than such excess, or by certain other collateral specified in the Chilean General Banking Act. The definitions of “related” and “group” for these purposes are determined by the CMF. The aggregate amount of all credits granted to related parties of the bank cannot exceed its effective net equity.

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

Suspension of interest income and inflation-indexation adjustments recognition. Financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio. IFRS 9 did not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. Under IFRS 9, interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or “Stage 3”), for which interest revenue is calculated by applying the effective interest rate to their amortized cost (i.e., net of the ECL provision). Off-balance interests are recorded as interest income only if the Bank receives the related payments.

Allowances for Loan losses. The main difference between Chilean Banking GAAP and IFRS 9 regarding loan loss allowances is that loan loss allowances under Chilean Banking GAAP are calculated using expected loss models based on specific guidelines set by the CMF, which in turn are based on a 12-month period expected losses approach while IFRS 9, if a financial assets has experienced a significant increase in credit risk or is impaired, requires a lifetime expected losses approach. According to both Chilean Banking GAAP and IFRS, loan loss allowances are calculated using expected loss models. The models adopted with IFRS 9 used an expected loss approach, however these are not in accordance with specific guidelines under Chilean Banking GAAP given by the CMF. The CMF has not yet adopted IFRS 9 and therefore we have adjusted the consolidated financial statements to fully comply with IFRS standards. The most significant impact of IFRS 9 on our financial statements arises from the impairment requirements. Impairment losses will increase and become more volatile for financial instruments in the scope of IFRS 9 impairment model.

Loans and accounts receivable charge-offs. Under Chilean Banking GAAP, charge-offs of loans and accounts receivable are based on due, past due and current installments, and the term begins at the moment of default, i.e., when the default time of an installment or a portion of a loan reaches the charge-off term established by the CMF in the Compendium of Accounting Standards. The term corresponds to the time elapsed since the date on which payment of all or part of the obligation in default became due. IFRS does not require any such deadline for charge-offs. A charge-off due to impairment would be recorded, if and only if, all efforts at collection of the loan or account receivable had been exhausted. Accordingly, this difference does not materially impact our consolidated financial statements.

Investments in other companies. Under Chilean Banking GAAP, investments in other companies in which the Bank does not exercise significant influence were reclassified and presented as FVTOCI financial investment in accordance with IAS 39 and in some circumstances are accounted for at cost. Under IFRS 9 these investments are reclassified according to the Bank’s intention either as financial instruments at fair value through profit or loss (FVTPL) or fair value through other comprehensive income (FVTOCI).

Assets received in lieu of payment - Other non-current assets held for sale. Under Chilean Banking GAAP it is required that the initial value of assets received in lieu of payment be the value agreed upon with a debtor as a result of the loan settlement or the value awarded in an auction, as applicable. These assets are required to be written off one year after their acquisition, if the assets have not been previously disposed of. IFRS requires that assets received in lieu of payment be initially accounted for at fair value. Subsequently, asset valuation depends on the classification provided by the entity for that type of asset. No deadline is established for charging-off an asset. Assets in lieu of payment were reclassified and recognized in accordance with IFRS 5.

Country risk and contingent loans provisions. Under Chilean Banking GAAP, the Bank establishes provisions for country risk and provisions related to the undrawn available credit lines and contingent loans in accordance with local regulations. In accordance with IFRS 9, expected credit losses for contingent loans are recorded in our consolidated financial statements.

Improvements in leased properties. As instructed by the CMF, improvements in leased properties should be disclosed together with right-of-use assets under the same line item in the Consolidated Statement of Financial Position. While there is no difference with IFRS in terms of measurement, there is a significant difference in terms of disclosures. These assets have been properly reclassified in the consolidated financial statements.

Deferred taxes. The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to the differences between the carrying amount of assets and liabilities and their tax bases. Due to the adjustments made to the consolidated financial statements, we adjust deferred taxes accordingly.

Capital Markets

Under the Chilean General Banking Act, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. In addition, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advisory services and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the CMF.

Subsidiaries and Affiliated Companies

Chilean banks are authorized to create subsidiaries to engage in (1) brokerage of securities, (2) management of mutual funds, investment funds, offshore funds, housing funds or all the foregoing, (3) insurance brokerage, (4) leasing operations, (5) factoring operations, (6) securitization, (7) financial advisory, (8) custody and transportation of funds, (9) provision of other financial services as authorized by the CMF, (10) real estate leasing, and (11) social security advice. These subsidiaries are regulated by the CMF except with respect to social security, in which case the entities are regulated by the Superintendency of Pensions (Superintendencia de Pensiones) or SAFP. Currently, banks are not authorized to create or engage in the business of insurance companies (other than as insurance brokers) and pension funds or health insurance administrators.

Banks may also, with the prior authorization of the CMF, create and participate in companies exclusively destined to the carrying out of activities in support of the main banking operations, such as payment card operators.

Legal Provisions Regarding Banking Institutions with Financial Instability or Poor Management

Liquidation of Chilean banks may not be ordered in bankruptcy procedures, except when undergoing voluntary liquidation. The Chilean General Banking Act sets forth that if a bank is under certain specific adverse circumstances that are indicative of financial instability or poor management, the bank must (i) immediately inform the CMF of the occurrence of any such circumstance, and (ii) submit to the CMF within five days (extendable up to 10 days), a remediation plan approved by its board of directors. The remediation plan must include concrete measures towards the remediation of the situation affecting the bank and secure its normal operation. The CMF is also authorized to request such remediation plan in the event it becomes aware that a bank has been affected by any such circumstances without having received timely notice thereof from the affected bank. The CMF shall communicate, on a confidential basis, to the Financial Stability Council the bank’s submission of a remediation plan, as well as its approval, rejection and/or comments made by the CMF. The remediation plan submitted by the bank must be approved by the CMF and shall set forth a maximum six-month term from the date of its approval by the CMF for its satisfaction, unless otherwise expressly authorized by the CMF.

Additionally, the bank must provide the CMF with periodic reports as to the implementation of the remediation plan. If the remediation plan includes, as one of its remediation measures, a capital increase, with the prior approval of the CMF, the board of directors of the bank must summon a shareholders meeting to approve such increase. If the shareholders reject the capital increase, or if approved, it is not paid within the approved term, or if the CMF rejects for a second time the conditions to summon the shareholders meeting, the CMF may prohibit the bank for a maximum term of six months, renewable once for the same period, among others, from granting new loans, extending any loans beyond 180 days and releasing or limiting the collateral on existing loans. The Chilean General Banking Act provides that the remediation plan can include a three-year term loan from another bank which will be subordinated to other liabilities of the bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the CMF, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25% of the creditor bank’s effective net equity.

If a bank does not submit a remediation plan, or if the remediation plan is rejected by the CMF, or if the bank breaches any of the measures set forth therein, or has incurred in repeated breaches or fines, or is reluctant to comply with the CMF’s orders or has incurred in any material fact that threatens its financial stability, or if the CMF does not approve the remediation plan, or if such plan is not timely submitted by the bank or the terms of such plan are breached by the bank, or if the capital increase included in the remediation plan is approved by the shareholders of the bank but not paid within the approved term, or if the CMF rejects for the second time the conditions to summon the shareholders meeting that shall approve the capital increase, the CMF is authorized to appoint a delegated inspector and/or, with the prior consent of the Council of the Central Bank of Chile, to appoint a provisional administrator who will be in charge of the bank’s administration. The appointment of a delegated inspector or provisional administrator shall be for a period no longer than one year, renewable for one additional year in case of the delegated inspector, and indefinitely in the case of the provisional administrator.

Dissolution and Liquidation of Banks

The CMF may provide that a bank must be liquidated if the safety of its depositors or other creditors so demands it, or when such bank does not have the necessary solvency to continue its operations. In such case, the CMF must revoke such bank’s authorization of existence and mandate its liquidation, subject to approval by the Central Bank of Chile. The CMF’s resolution must state the reason for ordering the liquidation and must appoint a liquidator, who shall be a person that meets the suitability and technical capacity requirements to be determined by the CMF pursuant to a regulation to be issued by the CMF. Upon a liquidation order, all checking accounts deposits and obligations payable on demand from the ordinary course of business are required to be paid by using the bank’s existing funds, its deposits with the Central Bank of Chile or its investments in instruments that represent its reserves.

If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed. If necessary and in specified circumstances, the Central Bank of Chile will lend the bank the funds necessary to pay these obligations. Any such on demand obligations are preferential to any claims of other creditors of the liquidated bank.

Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain foreign currency securities. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies, which may be affiliates of the bank or which would support the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Within certain limits, banks in Chile may invest in such debt securities, in the event such debt securities qualify as securities issued or guaranteed by (1) foreign sovereign states or their central banks or (2) other foreign or international financial institutions of which Chile is a member or bonds issued by foreign corporations. Such foreign currency securities must have a minimum rating as follows:

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

This law also expanded the authority of the CMF to request information regarding controlling shareholders of banks and entities which are part of their corporate group.

Anti-Money Laundering, Anti-Terrorist Financing and Foreign Corrupt Practices Act Regulations

United States

We, as a foreign private issuer whose securities are registered under the Exchange Act, are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA. The FCPA generally prohibits issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. The accounting provisions of the FCPA require an issuer to maintain books and records and have a system of internal accounting controls sufficient to, among other things, provide reasonable assurances that transactions are executed and assets are accessed and accounted for in accordance with management’s authorization. Significant penalties and fines may be imposed against us, and/or our officers, directors, employees, and agents, for violations of the FCPA. Furthermore, we may be subject to a variety of U.S. anti-money laundering and anti-terrorist financing laws and regulations, including, but not limited to, the Bank Secrecy Act of 1970, as amended, and the USA PATRIOT Act of 2001, as amended. A violation of such laws and regulations may result in substantial penalties, fines and imprisonment of our officers and/or directors.

Chile

The Anti-Money Laundering Act, or the AML Act, requires banks, among others, to report any “suspicious transactions or activities” that they may become aware of in the ordinary course of business to the Chilean Financial Analysis Unit (Unidad de Análisis Financiero), or FAU. “Suspicious activities or transactions” are defined by the AML Act as any act, operation or transaction that, in accordance with the uses and customs of the relevant activity, is considered unusual or devoid of apparent economic or legal justification or that may constitute any of the actions described in Article 8 of Law No. 18,314 (terrorist actions), or entered into by an individual or a legal entity included in any resolution issued by the United Nations Security Council, whether carried out in an isolated or recurrent basis.

In accordance with the AML Act, banks must keep special records for any transaction in cash for amounts exceeding US$10,000, and report them to the FAU if so required by the latter authority.

In addition, the entities subject to the AML Act are also subject to Circular No. 49 and other regulations issued by the FAU, which provides additional guidelines for the prevention of money laundering.

With regard to Chilean banks the CMF has also provided rules and guidelines for banks to set up an AML and Combating Financing of Terrorism, or CFT, prevention system applicable in their ordinary course of business, which must take into consideration the volume and complexity of their transactions, including their affiliates and supporting entities, and their international presence. In case of non-compliance of these rules and guidelines, the CMF may impose administrative sanctions upon the infringing bank such as fines and warnings. Among other requirements, such system shall include at least (1) “know your customer” policies, (2) a manual of policies and procedures, (3) the appointment of a compliance officer, and (4) all necessary technological tools to develop red-flag systems to identify and detect unusual operations. For more information on our Anti-Money Laundering Committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Other Committees—Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee.”

On December 2, 2009, Chilean Law No. 20,393 came into effect. Law No. 20,393 regulates and provides for the criminal liability of legal entities for certain crimes, such as money laundering, financing of terrorism, bribery, misappropriation (Apropiación Indebida), unfair administration (Administración Desleal), incompatible negotiation (Negociación Incompatible), and corruption between private parties (Corrupción entre Particulares). Pursuant to Law No. 20,393, a legal entity will be exempted from criminal liability if it has adopted and implemented a crime prevention model (Modelo de Prevención de Delitos) which shall include at a minimum (i) the appointment of a compliance officer, who shall be given enough powers and resources to exercise its duties and (ii) a system to prevent the commission of crimes which must be certified by external auditors, the respective risk classification entities and other specialized entities registered with the CMF. In this regard, Itaú Corpbanca and its subsidiaries have adopted and implemented a Crime Prevention Model which has been certified by BH Compliance Limitada.

Colombia

The regulatory framework to prevent and control money laundering and terrorism financing is contained in, among others, Decree 663 of 1993 and External Circular No. 029 of 2014 (Basic Legal Circular), Part I, Title IV, Chapter IV, “Instructions Related to Risk Management of Laundering and Terrorist Financing,” as amended by External Circular No. 027 of 2020, issued by the Colombian Financial Superintendency, as well as Law 599 of 2000 (Colombian Criminal Code, as amended).

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

Anti-money laundering provisions have been complemented with provisions aimed at deterring terrorism financing. For that purpose, by means of External Circular 26 of 2008, the Colombian Financial Superintendency has issued regulations requiring the implementation by financial institutions of a risk management system for money laundering and terrorism financing. These regulations emphasize “know your customer” policies and knowledge of customers and markets. They also establish processes and parameters to identify and monitor a financial institution’s customers. According to these regulations, financial institutions must cooperate with the appropriate authorities to prevent and control money laundering and terrorism.

In addition, the Colombian Financial Superintendency issued External Circular 27 of 2020, which includes several new provisions. Entities under surveillance must have effective FATF policies and procedures and must comply with the obligations on international lists binding for Colombia, foreign PEPs, and PEPs of international organizations. Therefore, such entities must have the ability to consult such lists immediately prior to engaging a client, final beneficiary, supplier, shareholder or employee, as well as permanently during the contractual or legal relationship.

In any case, the scope of the customer knowledge procedures applicable to the employees, suppliers and administrators (in terms of article 22 of Law 222 of 1995) of the supervised entity, must include, as a minimum, compliance with the subnumeral 4.2.2.1.4 of the chapter, provided that such measure allows the supervised entity to carry out an adequate and effective management of FATF risk according to its FATF risk analysis.

Regarding foreign corrupt practices regulations, the Colombian Congress enacted Law 1778 of 2016 pursuant to which rules on liability of legal entities related with the commission of acts of transnational corruption were established (the “Law 1778”). Law 1778 grants authority to the Colombian Superintendency of Companies regarding the possibility to investigate and sanction legal entities whose employees, contractors, directors or partners (of their own or any subordinate entity) give, offer or promise to give to a foreign public official sums of money, any object of monetary value or any other kind of benefit or value in exchange for the latter to perform, omit or delay acts related with their duties and in connection with a business or international transaction. Additionally, according to Law 1778, the parent companies may also be responsible, along with their subordinate entities when, with the latter’s acknowledgement or tolerance, such subordinate entities (employees, contractors, directors or partners) perform acts of transnational bribery.

Finally, the Colombian Criminal Code includes rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, and the lack of controls.

Recent Regulatory Developments in Chile

Capital Adequacy Requirements

As noted above, on January 12, 2019, Law No. 21,130, which modified the Chilean General Banking Act, was enacted. Such law has adopted the capital adequacy requirements applicable to banks under Basel III. See “Item 4. Information on the Company—B. Business Overview—Chilean Banking Regulation and Supervision—CMF.”

Referendum to Amend the Chilean Constitution

Pursuant to Law No. 21,200 (effective December 24, 2019) and Law No. 21,221 (effective March 26, 2020), the Chilean Constitution was amended to entitle the President of the Republic of Chile (the “Republic”) to call for a referendum with the purpose of asking the citizens: (i) whether they would like a new Constitution and (ii) whether this potential new Constitution should be drafted by either a “Combined Constitutional Convention” (Convención Mixta Constitucional), comprised of 86 congressmen currently in office and chosen by the Chilean Congress, and 86 popularly elected members—or a “Civic Constitutional Convention” (Convención Constitucional), exclusively composed of 155 popularly elected members. The referendum took place on October 25, 2020, and a wide majority of the Chilean voters chose to approve the drafting of a new constitution and voted in favor of having such document drafted by a Civic Constitutional Convention.

In accordance with these results, former President Sebastián Piñera called for elections of the 155 participants of the Civic Constitutional Convention, which would have taken place on April 11, 2021, but due to the COVID-19 pandemic were held on May 15 and May 16, 2021. On July 4, 2021, the Civic Constitutional Convention was established.

The Civic Constitutional Convention is currently discussing and drafting a proposal of a new Constitution. Approval of the new constitutional provisions shall require the vote of two-thirds of the members of the Civic Constitutional Convention. The proposed new Constitution shall respect (i) the organization of the State as a republic; (ii) the democratic regime of the Republic; (iii) all final judgments rendered in the Republic; and (iv) international treaties ratified by the Republic.

The text of the new Constitution must be submitted to a national plebiscite in which citizens must decide whether to approve or reject the text of the Constitution prepared by the Civic Constitutional Convention. The Chilean government has announced that this plebiscite will be held on September 4, 2022. If the proposed Constitution is approved by the citizens, the eventual new Constitution will become effective after its publication in the Official Gazette; provided, however, that it may contain transitory provisions regarding certain matters.

Modification to the AML Act

The AML Act has been recently amended as follows:

On February 18, 2015, Law No. 20,818 was enacted, amending certain provisions of the AML Act by: (i) increasing the authority of the FAU; (ii) increasing the scope of entities that are subject to the AML Act; (iii) amending the definition of “suspicious activities or transactions”; (iv) reducing the minimum amounts of the cash transactions to be registered and potentially reported to the FAU; (v) amending the sanctions applicable to any breach to the AML Act; (vi) adding new base crimes for the crime of money laundering; (vii) requiring entities subject to the AML Act to report to the FAU any transaction entered into by any individual or entity contained in any resolution issued by the United Nations Security Council; and (viii) establishing the obligation of the entities subject to the AML Act to register with the FAU, among other things.

On November 20, 2018, Law No. 21,121 was enacted amending, among others, the AML Act by including misappropriation (Apropiación Indebida) and unfair administration (Administración Desleal) as crimes of money laundering.

On February 4, 2020, Law No. 21,211 and on April 13, 2021, Law No. 21,314 further amended the AML Act by (i) increasing the authority of the FAU; and (ii) supplementing its existing attributions.

Recent Tax Reforms and Future Changes in Chilean Tax Regulations

On February 24, 2020, Law No. 21,210 was published in the Official Gazette, which introduces additional amendments and modifications to the Chilean tax system.

Pursuant to Law No. 21,210 and given that the Bank’s average annual amount of gross revenues would be higher than UF75,000, the Bank is subject to the partially integrated system where companies are subject to a corporate tax of 27%. Then, when the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 40%, against which only 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax. In any case, the final tax burden cannot exceed a rate of 44.45%. Nevertheless, a foreign holder shall be entitled to full corporate tax credit, if such holder is established in, domiciled in, or resident of a country with which Chile has a double taxation treaty in force or, until December 31, 2026, with which Chile has signed a double taxation treaty, although not in force, given that the foreign holder credits his tax residency under the Chilean IRS’s regulations on the matter. These regulations are currently contained in Exempt Resolution No. 151, issued on December 9, 2020, which provides the requirements that must be met by foreign investors and their tax certificates in order to be eligible for this benefit.

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

On January 27, 2022, Law No. 21,420 was published in the Official Gazette, which reduces or repeals certain tax exemptions. Notably, Law No. 21,420 repeals, from September 1, 2022 onwards, the Chilean capital gains exemption regime contained in Article 107 of the Income Tax Law (to be further discussed below) and replaces it with a 10% tax on capital gains derived from the alienation of significantly traded stock. In addition, Law No. 21,420 extends the services taxed with VAT in Chile, modifies the estate and gifts tax and property tax, and introduces a new wealth tax of 2% on certain land, sea, and air vehicles.

Lastly, and according to the social and political agenda of President Boric, it is expected that a new tax reform bill will be introduced during 2022, aimed to increase the Chilean government’s revenue, further reduce tax exemptions and prevent tax avoidance.

Amendment to the Consumer Protection Act

On September 13, 2018, Law No. 21,081 was published in the Official Gazette. This law, which entered into effect pursuant to a schedule that ranges between March 14, 2019 and September 13, 2020, amends the Consumer Protection Act in the following manner: (i) strengthens consumer organizations; (ii) substantially increases the fines applicable for breaching the Chilean Consumer Protection Act; (iii) increases the period of the statute of limitations for liability; (iv) amends procedures in several respects in order to make them more consumer-friendly; and (v) increases the inspection powers of the National Consumer Service (SERNAC).

On December 24, 2021, Law No. 21,398 was published in the Official Gazette. This law made relevant amendments to the Consumer Protection Act, including the following: (i) new rights of consumers regarding the repair or return of products; (ii) in contractual matters, it limits the insurance contracts that companies may offer to consumers; establishes information obligations that companies must deliver to consumers; establishes that unclear clauses will be interpreted in favor of the consumer; (iii) regarding financial matters, it establishes the right of consumers to request the permanent blocking of their cards without companies being able to charge them administration expenses or maintenance commissions; establishes that companies must deliver within five business days the certificates and records that the consumer needs to renegotiate credits contracted with a financial institution; establishes that the provider of financial products and services cannot make the acquisition of a product or service conditional upon the use of a means of payment managed or operated by it, nor may it offer discounts associated exclusively with means of payment, when access to such discount is subject to the execution of a credit operation in more than one installment; it is provided that before any credit operation, companies must analyze the economic solvency of the consumer and inform him/her of the result of such analysis; and (iv) regarding conflict resolutions, companies must inform consumers of their right to go to a competent court in the event of an unresolved claim and also establishes other conflicts resolution mechanisms such as conciliation, mediation or arbitration, which shall be free of charge for the consumer.

Amendment to the Invoices Act

Law No. 19,983 (the “Invoices Act”) regulates invoices and their payment dates. The Invoices Act was amended by Law No. 21,131 (effective May 16, 2019) and by Law No. 21,217 (effective June 3, 2020). Pursuant to these amendments, all purchasers or recipients of good and services are obliged to pay the provision for such goods and services within a 30-day term following the receipt of the corresponding invoice issued by the relevant seller or supplier.

Exceptionally, the Invoices Act allows the parties of a sale and purchase agreement or equivalent (other than agreements between small and large-sized companies, as defined by Chilean law) to extend the abovementioned payment period as long as: (i) such extension (the “Extension”) is mutually agreed by the parties in writing; (ii) the Extension is registered before the Ministry of Economy within five business days from its execution; and (iii) the aforementioned extension does not imply the imposition of an abusive condition by the purchaser or recipient of the goods or services. Any Extension that does not comply with any of the prior requirements shall be deemed void and unwritten. Likewise, any condition or provision that intends to unduly delay the payment of the corresponding goods or services shall be deemed void and unwritten.

Amendment to Payment Methods for Overdrawing in Banking Current Accounts

On June 18, 2019, Law No. 21,167 was published. This law came into effect on January 1, 2020 and amended the Chilean Bank Checking and Checking Accounts Act, providing for the automatic application to the payment of the associated credit facility the deposits made into a banking current account, unless the account holder instructs otherwise and to the extent that there are no outstanding debts for non-stipulated credits. The account holder is entitled to change its instruction at any time, which will become effective on the immediately following calendar month.

Amendments to Chilean Personal Data Protection Act

On February 28, 2020, Law No. 21,214 was published. This law went into effect on August 26, 2020 and amends the Chilean Personal Data Protection Act that governs the treatment and management of personal data of identified or identifiable individuals by public agencies and private entities in data banks and registries. This new law prohibits the manager of the data bank to publish or disclose the information related to student loans contracted to finance personal or third parties’ education.

New Labor Laws

On April 1, 2020, Law No. 21,220 went into effect. This law modifies the Chilean Labor Code with respect to remote work and teleworking, such as the working day, minimum breaks and control and supervision by the employer. The main aspects regulated by the law are: (i) the obligation to agree and establish the modality of telework in an employment contract or annex, which must be registered with the Labor Office (Dirección del Trabajo), (ii) the employer’s duty to supply the employees with all work tools, and (iii) the employees’ right to a minimum total disconnection time of 12 continuous hours between each work day.

On April 20, 2021, Law No 21,325 went into effect. This law contemplates rules on migration and foreigners, in order to regulate the entry, stay, residence and departure of foreigners from the country, and the exercise of rights and duties, establishing a new institutional framework for these purposes. This regulation comes to replace the one contained in Decree Law No 1,094 of 1975. The law provides migrants with the protection of labor rights, access to health, social security and tax benefits, the right to education, housing ownership, sending and receiving remittances and due process. New migratory categories and subcategories and new requirements to apply for the different categories of residence are established. This new law establishes that employers may only hire foreigners who are in possession of a residence or permanence permit that enables them to work, or those who are authorized to do so. Finally, this law creates the new National Migration Service, which is in charge of carrying out the national migration policy, resolving applications for residence and permanence permits and determining their validity.

On April 30, 2021, Law No. 21,327 was published in the Official Gazette. This law became effective as of October 1, 2021, and its main purpose was modernizing the Labor Office through the incorporation of new technologies and digitalization of procedures. A noteworthy feature is the so-called electronic registry of labor documentation, which imposes the obligation on the employer to register electronically on the website of the Labor Office the employment contracts (indicating therein all the agreed stipulations) and documents related to the termination of an employment relationship. The law also adds new contents to the employment contract, including the incorporation of the e-mail addresses of both parties as a minimum requirement of the employment contract. It expressly regulates the possibility that the payment of remuneration may be made by electronic transfer to the employee’s bank account. This same law establishes certain special considerations, stating that, in the case of a group of companies that has been declared as a single employer by a court, provided that at least two years have elapsed since such judgment became final and that the corporate group has substantially modified its structure, it will be possible to request the termination of the classification of the companies as a single employer. The two-year term may be waived if the modification involves a change of ownership and there is no common controller.

On June 1, 2021, Law No. 21,342 was published on the Official Gazette. This law establishes the obligation to implement a COVID-19 occupational health safety protocol for the safe return to work by setting forth a series of sanitary measures to be taken by employers at its own expense. Companies that do not have an occupational health and safety protocol will not be authorized to resume or continue on-site work activities. Additionally, this law provides for special liability and penalties in the event that an occupational accident or illness results from the negligence or willful misconduct of the employer, which applies to COVID-19 infections. Law No. 21,342 establishes that while the health alert lasts, employers must offer employees who have a serious illness or serious health condition (and are at greater risk) the option of remote work or telecommuting, provided the nature of their functions allows it, without pay reduction. According to Law No. 21,391 (published on November 24, 2021), the same applies to employees who are responsible for the care of at least one child in the preschool stage (up to 6 years old) and to employees who are in charge of the care of a person with a disability, or a child between 6 and 12 years old, if and when schools are closed due to an infectious disease. Finally, it establishes the obligation to implement a mandatory individual health insurance associated with COVID-19. This insurance must be paid by the employer to the employees and is intended to cover the hospitalization and rehabilitation expenses of the employee associated with COVID-19. Employees who are subject to telecommuting or teleworking regimes on an exclusive basis are exempt from the insurance obligation.

Law Limiting the Liability of Users of Payment Methods in Loss, Theft, Robbery or Fraud Cases

Since April 2005, Law No. 20,009 has provided the Chilean legal framework governing the liability of cardholders in case of thefts, losses and robbery of his or her credit or debit cards. Under Law No. 20,009, to the extent a cardholder notifies the issuer of the loss, theft or robbery of its credit or debit cards, they will be exempt from liability in respect of transactions made after such notification; further the issuer of the card must provide evidence that the transactions were made by the cardholder. Although it is generally considered that this mechanism has worked adequately, on May 29, 2020, Law No. 21,234 went into effect. This law amended certain aspects of Law No. 20,009, establishing a new liability regime in cases of loss, theft, robbery or fraud of payment cards or other similar payment methods, as well as in cases of fraud in electronic transactions (collectively, the “Payment Methods”). Pursuant to such law, users of a Payment Method may limit their responsibility in cases of loss, theft, robbery or fraud by providing notice thereof to the issuer of the applicable Payment Method. Upon such notice, the issuer of the applicable Payment Method shall be liable for all operations occurring thereafter. Further, with respect to operations that took place prior to the corresponding notice by a user and that a user denies to have approved or performed, the user shall make a claim in respect thereof within 30 business days from the notice mentioned above. Upon such claim, the issuer of the Payment Method shall (i) within five business days, cancel the charges or reimburse the funds in an amount of up to UF35 (Ch$1.1 million or US$1,285.1 million as of December 31, 2021); and/or (ii) with respect to amounts in excess of UF35 (Ch$1.1 million or US$1,285.1 million as of December 31, 2021) and within seven additional business days, cancel the charges, reimburse the funds or initiate judicial legal actions against the user, if the issuer has evidence that the user has acted with gross negligence or willful misconduct. If the issuer of a Payment Methods desires to contest the claim of a user, the issuer shall bear the burden of proof.

Law Regulating Financial Portability

On September 8, 2020, Law No. 21,236 went into effect. This law (which also amended the Consumer Protection Act) provides for a full set of provisions regulating financial portability with the main purpose of allowing individuals and small and medium size companies to contract for financial products or services with a new provider, allowing the termination of the financial products or services contracted with the initial provider. For these purposes, a provider corresponds to every insurance company, manager of mortgage loans, family allowance compensation fund (caja de compensación de asignación familiar), association of savings and credits (cooperativa de ahorro y crédito), any massive lending institution pursuant to the Chilean Money Loan Transactions Act and any other entity subject to the surveillance of the CMF.

Law Regulating Responsibilities of Market Agents

On April 13, 2021, Law No. 21,314, a part of the anti-abuse agenda, was published. This law regulates the responsibility and transparency requirements for market agents.

This law introduces various modifications to several legal provisions, but mainly to the Chilean Securities Market Act and the Chilean Corporations Act. The main modifications introduced by this law can be summarized as follows: (i) imposition of new information and transparency rules on stock markets, (ii) establishment of the prohibition against directors, managers, administrators and executives of a securities issuer (e.g., a public limited company) directly or indirectly executing transactions over the securities issued by the issuer, (iii) imposing on the stock markets or securities exchanges the obligation to establish a real-time interconnection system among them in order to provide better service for investors, (iv) establishment of the prohibition against price manipulation, (v) establishment of new regulations for the relationships among related parties and delegation of power to the CMF to request information about the transactions made with these related parties and regulated companies, (vi) establishment of new regulations and responsibilities for social security advisors, and (vii) creation of the role of financial and social security advisors or entities that perform a financial and social security advisory function.

Bills Amending the Chilean Banking Act

●	A bill submitted on September 3, 2021 proposes to amend the Chilean Banking Act in order to establish rules that promote and encourage the provision of financial services through technological means. The bill seeks to address the following matters: (i) regulating financial services, including crowdfunding platforms, alternative transaction systems, credit and investment advice, custody of financial instruments and the routing of orders and intermediation of financial instruments; and (ii) establishing the rules for the implementation of an open financial system that allows the exchange of information of financial clients who have consented to it. The bill is at an advanced stage of discussion.
●	A bill submitted on August 17, 2021, which remains at an early stage of discussion at the Chilean Congress, proposes to amend the Chilean Banking Act establishing requirements that the mortgagee must comply with to exercise mortgage actions against the mortgage debtor. The requirements are (i) that the mortgagee must prove that the mortgage debtor has failed to pay the number of quotas established by law; and (ii) the mortgagee is obliged to provide certain information to customers regarding mortgage loans.

●	A bill submitted on October 3, 2019, which remains at an early stage of discussion at the Chilean Congress, proposes to amend the Chilean Banking Act in respect of the termination of banking services agreements as follows: (i) imposing on banks the duty to deliver to their clients all the available information to assist them in the termination of such contracts; (ii) setting forth that the termination of such contracts must be completed within seven business days from the date of the client’s request of termination; (iii) prohibiting the collection of expenses and commissions related to the termination of such contracts; and (iv) imposing on banks the obligation to deliver to their clients upon the termination of the contract and payment of all outstanding obligations, all the security documents executed and those containing personal and commercial information about the client.

Bills Amending the Consumer Protection Act

Several bills have been submitted to the Chilean Congress containing amendments to the Consumer Protection Act in the following matters:

●	A bill submitted on November 15, 2021 proposes to amend the Consumer Protection Act in order to: (i) reduce the amount that may be charged for collection costs to customers; and (ii) regulate the means and manner of debt collection. In addition, the bill proposes to amend the Insolvency Act to reduce the requirements for individuals to submit to the procedure regulated by such law.
●	A bill submitted on June 29, 2021 proposes to amend the Consumer Protection Act in order to prohibit suppliers of financial products or services from rejecting the contracting of any kind of financial product or service for the sole reason that the consumer has been a debtor in a terminated insolvency proceeding. In addition to these proposals, the bill proposes to amend several norms that regulate the personal data of debtors so that they are deleted once their debts are paid.
●	A bill submitted on December 11, 2019 proposes to amend the Chilean Consumer Protection Act and the Chilean Money Loan Transactions Act, prohibiting: (i) compound interests in respect of interests and default interests in money loan transactions, even if none of the parties qualifies as a consumer; (ii) compound interests in any contract in which a consumer is a party; and (iii) the inclusion of early maturity provisions in a consumer contract. It should be noted that an earlier bill submitted on November 11, 2019 also proposes to amend the Chilean Money Loan Transactions Act prohibiting compound interests in money loan transactions below UF4,000 (Ch$124.0 million or US$146,866 as of December 31, 2021).
●	A bill submitted on August 5, 2019 is currently under discussion to amend the Chilean Consumer Protection Act to provide that the operational expenses arising from the renegotiation of mortgage loans will be borne by the loan provider.

Bill Amending the Chilean Money Loan Transactions Act in respect of the Conventional Maximum Interest Rate

A bill submitted to the Chilean Congress on December 9, 2019 proposes to amend the Chilean Money Loan Transactions Act by reducing the conventional maximum interest rate (tasa máxima convencional) applicable to certain loan transactions, including those in Chilean pesos with a principal amount of up to UF200 (Ch$6.2 million or US$7,343.3 as of December 31, 2021). This bill has not been discussed since its submission to the Chilean Congress.

Bill Amending the Chilean Insolvency Act

A bill submitted to the Chilean Congress on August 14, 2019 proposes to amend the Chilean Insolvency Act setting forth special requirements in order for individuals over 60 years of age to be subject to a renegotiation procedure (aimed to assist debtor and creditors in reaching an agreement for renegotiation the former’s debt). This bill is currently in its second stage of discussion at the Economy Commission of the Chamber of Representatives.

Bill Regulating Expenses Associated with Execution and Liquidation of Money Loan Transactions

On May 19, 2020, a bill was submitted to the Chilean Congress proposing a series of amendments and modifications to several acts regarding expenses associated with the execution and liquidation of money loan transactions. These amendments can be summarized as follows: (i) amends the Consumer Protection Act in terms of prohibiting the transfer to the consumer of extrajudicial debt collection costs. Such costs would have to first be proved before the civil courts like other damages; (ii) modifies the Consumer Protection Act by expressly regulating the operational costs in the procurement of financial products; and (iii) amends the Chilean Money Loan Transactions Act in terms of limiting the maximum amounts of prepayment commissions and default interest for loan transactions below UF5,000. This bill is currently in early stages of discussion.

Changes to the Pension System in Chile

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

Although this bill is still formally in process in the Chilean Congress, it is unlikely to advance since President Boric stated during his presidential campaign and in his government program that he intends to end AFPs and replace the current pension system with one managed by a public entity. Although no details have been provided on how he intends to replace the pension system, his government program states that pension contributions will be increased by an additional 6% to be paid by the employer.

On November 26, 2019, the Ministry of Finance and the Chilean Senate reached an agreement to increase the basic pension for pensioners aged 80 years or older by 50% starting on December 1, 2019. The agreement resulted in Law No. 21,190, which provides for a 50% increase in the pension for pensioners aged 80 years and older and a 30% increase in basic pensions for pensioners between 75 to 79 years of age by December 1, 2019, which will be equalized to the basic pension for pensioners aged 80 years and older by January 1, 2021. Basic pensions for pensioners under 75 years of age increased by 25% on December 1, 2019, will increase 40% in the aggregate from January 1, 2021, and will be equalized to the basic pensions for pensioners between 75 to 79 years of age by January 1, 2022. Law No. 21,190 is financed by the treasury of the Chilean government.

Most recently, on January 26, 2022, Law No. 21,419, which created the universal guaranteed pension (“PGU” for its acronym in Spanish), was enacted. This law guarantees a minimum pension of Ch$185,000 (or US$219.17) and an increase in the amount of pensions for people over 65 years of age who are not within the richest 10% of the population. To finance the PGU, on January 27, 2022, Law No. 21,420 was published in the Official Gazette, which reduces or repeals certain tax exemptions and imposes taxes on activities and contracts that were not previously taxed. Notably, Law No. 21,420 repeals, from September 1, 2022 onwards, the Chilean capital gains exemption regime contained in Article 107 of the Income Tax Law and replaces it with a 10% tax on capital gains derived from the alienation of significantly traded stock; it also eliminates special credits for construction companies and tax benefits for residential properties. In addition, it extends the services taxed with VAT in Chile, and imposes an inheritance tax on life insurance, among other measures.

Amendments to Allow Withdrawal of 10% of the Pension Funds Administered by Pension Funds Managers

On April 20, 2020, the first bill proposing an amendment to the Chilean Constitution to allow individuals to exceptionally request a one-time withdrawal of 10% of their pension funds administered by the AFP due to the adverse economic and social effects of the COVID-19 pandemic was submitted to the Chilean Congress. This first bill was enacted into Law No. 21,248 on July 30, 2020, which introduced a transitory provision in the Chilean Constitution in order to allow this one-time withdrawal that could be requested by the individual until 365 days after the publication of the law.

Considering that the adverse effects of the COVID-19 pandemic persisted during 2020, on August 27, 2020, several congressmen presented a second bill of law to amend the Chilean constitution and allow individuals to withdraw another 10% of their pension funds. However, since this bill was initiated by congressmen and has other constitutional and validity issues, the Constitutional Tribunal declared the unconstitutionality of the bill.

On November 11, 2020, the President of the Republic submitted to the Chilean Congress a third bill proposing to allow a second withdrawal by individuals of 10% of their pension funds. This bill was enacted into Law No. 21,295 on December 10, 2020, with similar conditions to the ones described under Law No. 21,248 except that it was not enacted as an amendment to the Chilean constitution.

A third withdrawal of up to 10% of pension funds was authorized by Law No. 21,330, which was enacted on April 28, 2021. In addition to authorizing the withdrawal of up to 10% of pension funds, this law authorized the advance payment of annuities up to 10% of the value of the technical reserve that the pensioners had in the respective insurance companies. Several insurance companies filed actions in the courts of justice and the Constitutional Tribunal against the provisions of this law on the grounds that their property rights were affected. Some of these actions were accepted by the Constitutional Tribunal.

Government Actions to Address COVID-19

On September 30, 2021, the constitutional state of emergency under catastrophic circumstances that had been in effect in Chile since March 19, 2020 ended. The end of the state of emergency and the improved health conditions have led the government to withdraw several of the health and economic measures it had adopted because of the COVID-19 pandemic. However, in February 2022, former President Sebastián Piñera announced the extension until June 2022 of some subsidies, including the Emergency Family Income (known as IFE laboral). This benefit is an incentive that aims to encourage workers to be formally employed, granting them a subsidy of up to 60% of their remuneration.

In addition, in April 2022, the Chilean Ministry of Finance has announced the implementation of an economic recovery plan to address issues related to the COVID-19 pandemic and inflation. Among the main measures of this plan are the following:

1. Extending protection subsidies for people who have children up to four years of age and who are registered in the social registry of households.

2. Extending IFE laboral to until September 2022.

3. In the event of a general lockdown, an IFE with broad coverage will be activated to help compensate families for the loss of income.

4. 30,000 cultural workers will be provided with a bonus of up to Ch$450,000 per person, to compensate for the decrease in their income during the COVID-19 pandemic.

5. Subsidies for regulated, regional and rural public transportation, in order to freeze fares for the entire public throughout the country.

6. Resources will be provided to contain the increase in kerosene, oil and gasoline prices.

7. To promote activity, employment, private investment and local power, a US$300 million fund will be created for new labor-intensive, green investment projects by municipalities, regional governments and public services.

8. The existing financing programs of the Chilean Corporation for the Development of Production (or CORFO, for its acronym in Spanish) will be strengthened, aimed at providing more loans to unbanked small and medium-sized companies within four years starting in August 2022. It will be implemented through non-bank financial intermediaries.

9. Guarantee programs will be made more flexible to support companies that did not have access to loans from the Guarantee Fund for Small Entrepreneurs (or Fogape, for its acronym in Spanish).

10. The government announced that it has set the target of reaching a minimum wage of Ch$400,000 in 2022. A special support program will be designed for small and medium-sized companies facing difficulties.

According to the information provided by the government, the corresponding bill will be submitted to the Chilean National Congress in April 2022.

COLOMBIAN BANKING REGULATION AND SUPERVISION

Colombian Banking Regulators

Pursuant to the Colombian Constitution, the Colombian Congress has the power to prescribe the general legal framework within which the government may regulate the financial system. The agencies vested with the authority to regulate the financial system are the board of directors of the Central Bank of Colombia, the Colombian Ministry of Finance and Public Credit, the Colombian Financial Superintendency, the SIC, the Normative Projection and Financial Regulation Studies Unit (Unidad de Proyección Normativa y Estudios de Regulación Financiera – URF), the Deposit Insurance Fund (Fondo de Garantías de Instituciones Financieras - FOGAFIN) and the SRO.

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

Colombian Ministry of Finance and Public Credit

One of the functions of the Colombian Ministry of Finance and Public Credit is to regulate all aspects of finance and insurance activities. As part of its duties, the Colombian Ministry of Finance and Public Credit issues decrees relating to financial matters that may affect banking operations in Colombia. In particular, the Colombian Ministry of Finance and Public Credit is responsible for regulations relating to capital adequacy, risk limitations, authorized operations, disclosure of information and accounting of financial institutions.

Colombian Financial Superintendency

The Colombian Financial Superintendency is the authority responsible for supervising and regulating financial institutions, including commercial banks such as Itaú Corpbanca Colombia, finance companies, financial services companies and insurance companies. The Colombian Financial Superintendency has broad discretionary powers to supervise financial institutions, including the authority to impose fines on financial institutions and their directors and officers for violations of applicable regulations and certain judicial attributions regarding controversies among customers and banks. The Colombian Financial Superintendency can also conduct on-site inspections of Colombian financial institutions.

The Colombian Financial Superintendency is also responsible for monitoring and regulating the market for publicly traded securities in Colombia and for monitoring and supervising securities market participants, including the Colombian Stock Exchange, brokers, dealers, mutual funds and issuers.

Financial institutions must obtain the prior authorization of the Colombian Financial Superintendency before commencing operations.

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

The sanctions of SRO can coexist with the sanctions of the Colombian Financial Superintendency. Itaú Corpbanca Colombia and Itaú Asset Management Colombia are members of the SRO and are subject to its regulations.

Normative Projection and Financial Regulation Studies Unit (Unidad de Proyección Normativa y Estudios de Regulación Financiera – URF)

The URF, within the policy framework established by the Colombian Ministry of Finance and Public Credit and without prejudice to the Board of Directors of the Colombian Central Bank, is responsible for the preparation of regulations for the exercise of the power of regulation in exchange matters and monetary, credit, regulation and intervention in financial, stock market, insurance activities and any other activities related to the management, use and investment of the resources captured from the public, for their subsequent issuance by the Colombian government.

Deposit Insurance Fund - FOGAFIN (Fondo de Garantías de Instituciones Financieras)

FOGAFIN is in charge of protecting the savings of citizens deposited in banks, financial corporations, financing companies, and companies specialized in SEDPEs that, by obligation, are registered in FOGAFIN. FOGAFIN is part of the Safety Network of the Colombian Financial System, made up of the Colombian Ministry of Finance and Public Credit, the Colombian Central Bank and the Colombian Financial Superintendency.

To protect the public’s savings and thereby ensure the stability of the financial sector, FOGAFIN applies, if necessary, different support operations to its registered entities to reduce or minimize the adverse effects of crisis situations in the financial system; administers and pays out deposit insurance; and monitors financial entities in possession and in liquidation of such funds.

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

Currently, Decree 2555 sets forth, among other things:

●	that Technical Capital is the sum of ordinary primary capital (Patrimonio Básico Ordinario or Common Equity Tier One), additional primary capital (Patrimonio Básico Adicional or Additional Tier One), and secondary capital (Patrimonio Adicional or tier two capital);
●	the criteria for debt and equity instruments to be considered ordinary primary capital, additional primary capital and secondary capital. The Colombian Financial Superintendency will review whether a given instrument adequately complies with these criteria in order for an instrument to be considered tier one, additional tier one or tier two capital, upon request of the issuer. Debt and equity instruments that have not been classified by the

SFC as ordinary primary capital or secondary capital, will not be considered tier one, additional tier one or tier two capital for purposes of capital adequacy requirements;
●	the minimum total solvency ratio of 9% of the financial institution’s technical capital divided by total risk-weighted assets; furthermore, each entity must comply with a minimum basic solvency ratio of 4.5%, which is defined as the ordinary primary capital after deductions divided by the financial institution’s total risk-weighted assets. In addition, solvency ratios must be met individually, by each credit institution, and must be met and monitored on a consolidated basis;
●	that the calculation of the total solvency ratio will take into account operational risk; however the Colombian Financial Superintendency has not yet defined the methodology to be used to estimate such effect; and
●	that credit institutions are able to include hybrids instruments designed to have characteristics of a fixed income and characteristics of equity market security, as part of its basic additional capital.

When the solvency ratio of a financial institution is below 10%, the Colombian Financial Superintendency implements a closer supervision on banking activities of the entity based on the supervision policy implemented by the Colombian Financial Superintendency. If a bank fails to comply with the capital adequacy requirements applicable to Colombian financial institutions, it may be subject to certain penalties and sanctions that are graduated depending on the level of compliance failure, and which may include an administrative take-over by the government with the purpose of administration or liquidation.

Minimum Capital Requirements

The minimum capital requirement for banks on an unconsolidated basis set forth in the Financial System Organic Act was COP$96,813 million for 2019, COP$100,492 million (Ch$20,503 million) for 2020, COP$102,110 million (Ch$20,037 million) for 2021 and COP$107,849 million (Ch$22,681.7 million) for 2022. Failure to meet such requirement can result in the relevant financial institution take over (Toma de Posesión) by the Colombian Financial Superintendency. Minimum capital requirements are adjusted in January each year based on the inflation percentage for the precedent year. The capital requirements for each type of financial institution (financial corporations, financing companies, trust companies, etc.) are different, with banks having the highest minimum amount. Additionally, there are capital requirements above this minimum for the purposes of credit exposure and derivatives transactions.

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

Deposit Insurance

In Colombia, the deposit insurance fund, FOGAFIN (Fondo de Garantías de Instituciones Financieras), guarantees up to COP$50 million (US$12,457.9 as of December 31, 2021) per person, for each institution calculated as the aggregate amount of time, savings and demand deposits held by individuals in a Colombian financial institution. Payment will be made in case of an administrative compulsory liquidation of the financial institution.

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

Credit institutions must maintain reserves of 8% over the following deposits, cash demands and other passive obligations:

●	Private demand deposits;
●	Government demand deposits;
●	Other deposits and liabilities; and
●	Savings deposits.

In addition, credit institutions must maintain reserves of 3.5% for term deposits with maturities fewer than 18 months and 0% for term deposits with maturities of more than 18 months.

Credit institutions may maintain these reserves in their accounts at the Central Bank of Colombia, or cash.

Marginal reserve requirements were eliminated by the Central Bank of Colombia in 2008. Since 2009, the reserve requirements have no remuneration.

Also, pursuant to the Circular Básica Contable y Financiera (Basic Accounting and Financial Circular), to measure liquidity risk exposure on internal models, banks are required to calculate a liquidity risk indicator (LRI) accumulated for the band periods of 7, 15 and 30 days, as established by the Colombian Financial Superintendency’s standard model.

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

As a general rule, interest payments to foreign currency loans granted by foreign banks to Colombian residents are currently subject to a withholding tax at: (i) the general tax rate applicable to entities that are not Colombian residents for tax purposes (35% as of 2022), when such payments are made to entities located in a preferential tax regime jurisdiction, non-cooperative jurisdiction or low-tax jurisdiction, according to paragraph of section 408 of the Colombian Tax Code; (ii) 5% when those interest payments are (a) derived from loans with an eight-year or longer term and (b) related to infrastructure projects under Law 1508 of 2012; (iii) 15% when interest payments are related to a loan of one year or longer; and (iv) 20% as a general rule (i.e., in other cases different than (i), (ii) and (iii) above) according to section 408 of the Colombian Tax Code.

Finally, pursuant to Law 9 of 1991, the board of directors of the Central Bank of Colombia is entitled to impose conditions and limitations on the incurrence of foreign currency indebtedness, as an exchange control policy, in order to avoid pressure in the currency exchange market.

Non-Performing Loan Allowance

The Colombian Financial Superintendency maintains guidelines on non-performing loan allowances for financial institutions. This information has been provided in order to provide the reader with a more in-depth analysis. Notwithstanding, our allowance and provision for loan losses as recorded in our consolidated financial statements included herein have been determined in accordance with IFRS.

Recent Regulatory Developments in Colombia

Tax Reform (2021-2022)

On September 14, 2021, Law 2155 was approved as a set of tax measures to address the economic consequences of COVID-19 crisis. The most relevant features of this reform are the following:

●	General income tax rate will rise to 35% for general legal entities and 38% for financial entities from 2022 to 2025, where certain taxable income threshold is exceeded, as follows:

	2022	2023	2024	2025	2026 and onwards
General tax rate	35%	35%	35%	35%	35%
Surcharge(*)	3%	3%	3%	3%	0%
Total	38%	38%	38%	38%	35%

●	Financial entities are subject to a corporate income tax rate of 38% (regular income tax rate of 35% plus a surcharge of 3%) in 2022, 2023, 2024 and 2025 provided that net taxable income amounts to approximately US$1.1 million in the corresponding taxable year.
●	After several years of separate enactments regulating the definition of beneficial owner for tax purposes, the definition of beneficial owner is now unified. The registry of beneficial owner is created, both for legal entities and for non-legal entities and structures.
●	Several tax benefits related to employment creation are established, as well as certain tax forgiveness regimes.
●	The industry and trade tax would be creditable against income tax, but this credit would be limited to 50% of the paid tax.
●	Private equity funds and collective investment funds remain as non-taxpayers and its beneficiaries may defer the realization of income to until certain conditions are met.
●	The law maintained the following provisions from previous legislation:
o	Input VAT in the acquisition of fixed assets may be treated as a tax credit and may be offset against the income tax due.
o	The thin capitalization rule will apply only to indebtedness between related parties. In order to determine the non-deductible interest, the debt-to-equity is to 2:1. For the deductibility of interest, taxpayers will have to prove to the Colombian Tax Administration, upon request, that there is no indebtedness between related parties through back-to-back operations or any other kind of operation in which the creditor is a substantially related party. In such case, the parties involved in the operation may be jointly liable for the taxes, sanctions and interest.
o	The tax rate on dividends distributed to foreign companies, out of profits that were taxed at the corporate level was set at 10% in 2020 and onwards.
o	The dividends distributed between Colombian companies were subject to a 7.5% withholding tax rate, which may be offset as a tax credit by the beneficial owner (either an individual tax resident or a foreign investor). Dividends distributed among Colombian entities duly registered as a corporate group or under a controlled situation (situación de control) before the Chamber of Commerce would not subject to withholding tax.

o	Colombia may levy a capital gains tax on the sale of shares of a non-Colombian entity when such non-Colombian entity owns assets/shares in Colombia (enajenaciones indirectas).
o	Entities and individuals involved in operations considered as tax abuse or tax fraud by the Colombian Tax Administration may be jointly liable for the taxes, sanctions and interest, pursuant to Section 793 of the Colombian Tax Code.
o	Private equity funds and collective investment funds remain as non-taxpayers and its beneficiaries may defer the realization of the income when certain conditions are met.
●	The percentage of liquid equity to calculate “assumed income” (renta presuntiva) remains at 0%.

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

Moreover, the Colombian Congress enacted Law 2009 of 2019, which provides that financial institutions, including banks, which are authorized to collect public savings and charge management fees for savings accounts, debit cards and credit cards, must grant their clients access to a minimum package of products and services at no additional cost.

Abusive Contract Clauses and Practices

On May 26, 2016, the Colombian Financial Superintendency issued its Circular No. 18, which modified the then-current instructions related to abusive contract clauses and practices. The circular forbids certain practices that were considered abusive by the Colombian Financial Superintendency, as well as those practices informed by the Financial Consumer Defenders. Financial institutions were given a maximum term of six months from the entry into force of the circular to adjust their contracts and practices to its instructions.

Interruptions of Services

On August 3, 2016, the Colombian Financial Superintendency issued its External Circular No. 28, setting forth instructions applicable to all financial sector companies in connection with events that generate interruptions of services and that prevent operations from being carried out by clients. The circular aimed to guarantee that clients are informed of these interruptions and have mechanisms to guarantee the effective exercise of their rights. The circular also includes instructions related to: (i) the information that credit institutions must provide to clients when encountering interruptions in the provision of services; and (ii) the general requirements regarding security and quality of information.

Reversal of Payments

On April 11, 2016, the Colombian Ministry of Industry and Commerce issued its Decree No. 587, which added a chapter to the Unique Decree of the Commerce, Industry and Tourism Sector, Decree 1074 of 2015, and regulated Article 51 of Law 1480 of 2011. The decree establishes the conditions and procedures for reversals of payments requested by consumers, when the purchase of the goods or services was made through electronic commerce mechanisms with an electronic payment instrument such as a credit or debit card.

Accessibility for People with Disabilities

On March 31, 2018, the Colombian Financial Superintendency issued External Circular No. 008, which amended the Basic Legal Circular regarding the system of attention to financial consumers in situation of disability.

Securities Custodian

On January 26, 2017, the Colombian Ministry of Finance and Public Credit issued its Decree No. 119, which amended Decree No. 1068 of 2015 in relation to the general regime of foreign capital investment in Colombia and of Colombian investments abroad and other provisions regarding foreign exchange. The decree establishes that only entities such as trustee companies, broker companies and investment management companies can act as representatives of foreign portfolio investments.

Moreover, on July 26, 2019, the Colombian Ministry of Finance and Public Credit issued Decree No. 1351, which, among other matters, extends the faculties of the securities custodians so that they can act on behalf of its clients as a securities transfer agent for the management, negotiation and settlement of the operations of temporary transfer of securities (TTVs). The custodian may register transactions in the registration system and will be in charge of the guarantees and the final execution of the transaction. This Decree also allows banks to invest in securities issued by stock exchange funds whose basket is constituted solely of public debt securities issued by the Colombian government.

Specialized Electronic Deposit and Payment Institutions (Sociedades Especializadas en Depósitos y Pagos Electrónicos or SEDPE)

On December 7, 2017, the Colombian Ministry of Finance and Public Credit issued its Decree No. 2076, which amended Decree No. 2555 to, among other things: (i) provide that SEDPEs shall establish a consumer advocate to protect consumers’ rights, (ii) authorize SEDPEs the use of correspondent networks and establish rules regarding cash payments through the correspondent network, (iii) authorize SEDPEs the opening of accounts through non-presential means, and (iv) authorize SEDPEs customers to have more than one account per SEDPE.

In February 2020, the Colombian Ministry of Finance and Public Credit issued Decree 222 of 2020 that modifies Decree 2555 which regulates, among other instruments, low-amount deposits, low-amount credits, correspondents and microcredit. This decree was created to channel resources during the COVID-19 pandemic. One of the features is, among others, that people will be able to open low-amount demand deposits in SEDPEs and cooperatives with specific characteristics of the amount through a simplified procedure.

On April 11, 2020, the Colombian Financial Superintendency issued External Circular No. 15 to impart instructions related to the treatment of resources injected by the Colombian government through SEDPEs within the framework of the Solidarity Income Program. This regulatory instrument was later amended by the External Circular No. 32, to add new instructions related to abusive practices and the automatic debit.

On August 2020, the board of directors of the Financial Institutions Securities Fund (Fondo de Garantías de Instituciones Financieras) issued Resolution No. 03 of 2020 to regulate the Financial Institutions Securities Fund Insurance Policies, which cover the deposits collected through SEDPEs in the event of a compulsory administrative liquidation.

Publication of the Current Banking Interest Rate

Beginning on September 1, 2017, the Colombian Financial Superintendency started publishing the current banking interest rate (Interés Bancario Corriente) on a monthly basis, and not on a quarterly basis as previously.

Financial Conglomerates

On September 21, 2017, Law 1870 was enacted. This law establishes that financial holdings will be subject to the inspection and oversight of the Colombian Financial Superintendency under the terms of said law and of the decrees issued in the future for this regulation. A financial holding is understood as any legal person or investment vehicle that exercises the first level of control or significant influence over the entities that make up the financial conglomerate. Furthermore, this law gives the Colombian Financial Superintendency the faculty to request information regarding the members of the financial conglomerate to verify if they meet requirements regarding: (i) the appropriate levels of capital; (ii) solvency margins; (iii) with exposure limits; and (iv) concentration risks. Also this law permits the Colombian Financial Superintendency to verify if each member entity of the conglomerate complies with applicable regulations in relation to: (i) risk management; (ii) internal control; (iii) disclosure of information; (iv) conflicts of interest; and (v) corporate governance. Such requirements will not be applicable if the foreign financial holding proves to the Colombian Financial Superintendency that is already subject to an equivalent regime of prudential regulation and consolidated supervision.

As a result, the Colombian Ministry of Finance and Public Credit enacted (i) Decree 246 of 2018 to provide criteria to exclude certain entities from the financial conglomerates, (ii) Decree 774 of 2018 to determine appropriate levels of capital for financial conglomerates, and (iii) Decree 1486 of 2018 to establish criteria for determining linked entities, exposure limits, risk concentration and conflicts of interest of financial conglomerates.

In addition, the Colombian Financial Superintendency issued (i) External Circular No. 012 of 2019, regarding appropriate levels of capital for financial conglomerates and (ii) External Circular No. 013 of 2019 giving instructions related to the Risk Management Framework for Financial Conglomerates (Marco de Gestión de Riesgos para los Conglomerados Financieros).

Finally, the CFS issued External Circular No. 030 of 2020, which sets forth rules applicable to related parties, exposure limits and concentration of risks of financial conglomerates. External Circular No.041 of 2020 further modifies existing rules to control aggregate exposure limits and risk concentration between entities of a financial conglomerate and their related parties.

Mutual Funds Portfolio Investments

On December 20, 2017, the Colombian Financial Superintendency issued its external Circular No. 037 which sets forth instructions with the objective of updating the existing valuation methodologies for the valuation of the assets that make up the portfolios of mutual funds.

Furthermore, on February 19, 2019, the Colombian Ministry of Finance and Public Credit issued Decree No. 232, amending Decree No. 2555, which provides rules about the election of the members of the board of directors, their duties and the conditions that companies must meet to retire from the mutual fund.

Properties and Investments of Financial Institutions

On November 30, 2017, the Colombian Financial Superintendency issued its external Circular No. 33 which amends Chapter V, Title I, Part I of the Basic Legal Circular, with the purpose of updating the accounts that compute the calculation of fixed assets and investments.

On December 19, 2019, the Colombian Financial Superintendency modified Chapter XVIII of its Basic Financial Circular to adjust the requirements for the management and measurement of risks associated to transactions in derivative operations and structured products. The financial institutions were required to implement these modifications by December 31, 2020.

In addition, in March and April of 2020, the Colombian Financial Superintendency issued instructions related to the strengthening of operational risk management and the adoption of measures to mitigate negative effects in response to the adverse financial and economic impact of the COVID-19 pandemic.

Withdrawal of Money

On June 9, 2017 Law 1836 was enacted. The law obliges financial institutions to provide a free form of withdrawal of money to the beneficiaries in the deposit agreements. The Colombian Financial Superintendency will be in charge of ensuring compliance with this legal duty.

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

Purchase of Assets and Assumption of Liabilities in the Liquidation of a Credit Establishment

On March 15, 2018, the Colombian Ministry of Finance and Public Credit issued Decree No. 521, amending Decree No. 2555, which incorporates a chapter regulating the purchase of assets and assumption of liabilities from credit institutions (Establecimientos de Crédito) under a forced liquidation process.

Access to the Financial System for Former Members of FARC

On April 2, 2018 the Colombian Financial Superintendency issued External Circular No. 005, which sets forth rules governing the integration into the financial system of former FARC members who have taken part in a process of reincorporation into civil life, and of any legal entity in which they may be part as shareholders, contributors or members.

Electronic Savings Accounts

On April 26, 2018 the Colombian Ministry of Finance and Public Credit issued Decree No. 720, amending Decree No. 2555, regarding the characteristics of the electronic savings accounts.

Capital Adequacy levels for Financial Conglomerates

On May 8, 2018 the Colombian Ministry of Finance and Public Credit issued Decree No. 774, amending Decree No. 2555, which incorporates a chapter regulating the adequate capital levels that must be complied by financial conglomerates, for which such financial institutions will have an 18 month term to comply with Decree No. 774.

Foreign Exchange

On May 25, 2018, the Central Bank of Colombia issued External Resolution 1, which repeals the previous resolutions on foreign exchange, compiling and amending different matters on this subject that where established on External Resolutions (i) 8 of 2000, (ii) 3 of 2006, (iii) 1 of 2012, (iv) 9 of 2013, (v) 6 of 2015, and (vi) 3 of 2016.

Resolution Plans and Coordination Mechanisms

On May 28, 2018 the Colombian Ministry of Finance and Public Credit issued Decree No. 923, amending Decree No. 2555, which incorporates a chapter implementing the resolution plans and coordination mechanisms, which must be presented by the entities supervised by the Colombian Financial Superintendency to foresee the strategy, resources, action guide processes and procedures adopted by these entities, in order to deal with situations of financial stress that are considered material in a timely and adequate manner.

Cybersecurity and Technology

On, June 5, 2018, the Colombian Financial Superintendency issued External Circular No. 007, which sets the minimum requirements that must be set by entities supervised by the Colombian Financial Superintendency in their management systems for cybersecurity risks.

In addition, in 2019, the Colombian Financial Superintendency issued the following regulations: (i) External Circular No. 005, regarding the minimum requirements for the use of cloud services by its supervised entities; (ii) External Circular No. 006, which provides instructions related to safety and quality of operations using QR codes; and (iii) External Circular No. 029, which sets forth the minimum security and quality requirements for carrying out operations, access and information for financial consumers and the use of biometric factors.

In addition, the Colombian Financial Superintendency issued External Circular 033 of 2020 which (i) regulates the minimum requirements for the management of information security and cybersecurity and (ii) defines the single taxonomy for the reporting of cybersecurity incidents by adopting the Traffic Light Protocol (TLP) for the report of cyber incidents to the Colombian regulator.

Capital Adequacy Requirements Amendment

On August 6, 2018 the Colombian Ministry of Finance and Public Credit issued Decree No. 1477, amending Decree No. 2555, regarding the capital adequacy requirements for financial institutions. Decree No. 1477 creates two complementary ratio mechanisms called (i) additional primary solvency ratio (Relación de Solvencia Básica Adicional) and (ii) leverage ratio (Relación de Apalancamiento). Additional primary solvency ratio is defined as the sum of the ordinary primary capital net of deductions and the additional primary capital, divided by the value of the weighted assets by their level of credit and market risk. The additional primary solvency of a financial institution must be at least 6%. In the case of the leverage ratio, this term is defined as the sum of the ordinary primary capital net of deductions and the additional primary capital, divided by the leverage value. This leverage ratio must be at least 3%.

Furthermore, Decree No. 1477 added the following buffers (Colchones), in order to increase both the quality and the amount of capital, to provide greater coverage to the risks assumed by the entity:

●	Conservation Buffer (Colchón de Conservación): 1.5% of RWA covered with ordinary primary capital;
●	Buffer for entities of systemic importance (Colchón para las Entidades con Importancia Sistémica): 1.0% of RWA covered with ordinary primary capital; and
●	Combined Buffer (Colchón Combinado).

In addition, on August 6, 2019, the Colombian Ministry of Finance and Public Credit issued Decree No. 1421, amending Decree No. 2555, regarding capital adequacy requirements by operational risk for credit institutions. This Decree, among other matters, provides a formula for calculating the operational exposure value, using a business indicator (indicador de negocio) multiplied by the coefficient of operational risk (coeficiente de riesgo operacional) and by the internal loss (indicador de pérdida interna).

Financial institutions were required to comply with Decrees No. 1477 and No. 1421 no later than January 1, 2021, except on the matters regarding the additional primary solvency ratio and the buffers, which will have a gradual implementation in a four-year term, from January 2021 until January 2024.

Investments in Companies of Innovation and Financial Technology

On December 27, 2018, the Colombian Ministry of Finance and Public Credit issued Decree No. 2443, amending Decree No. 2555, authorizing credit establishments to invest in companies, which sole purpose is to develop and /or apply innovations and technology related to the corporate purpose of the investing credit establishment.

Draft Bill Presented to the Colombian Congress for the Modernization of Payment Systems and Capital Markets Development

On March 23, 2021, the Colombian Ministry of Finance and Public Credit presented a bill to the Colombian Congress. The bill was based on the Colombian public policy for a greater development of the financial system between 2020 and 2025 and also in accordance with the recommendations of the 2019 Capital Market Mission. The bill is divided into four major chapters: (i) promote payment systems and financial inclusion; (ii) develop the capital markets; (iii) modernize some subsectors of the financial system and (iv) strengthen the institutional framework of the financial authorities, according to the Ministry of Finance and Public Credit. Thus, it is proposed that there be a single regulator with greater capacities to promote universal, efficient and secure access to payment systems. The Ministry of Finance and Public Credit, with the support of the Financial Regulation Unit (URF), will have a broad authority for this purpose. Likewise, the supervision of payment actors is assigned to the Colombian Financial Superintendency to ensure a homogeneous standard. In addition, it is proposed to update the subsidy dispersal scheme in accordance with the experience acquired during the COVID-19 pandemic, in order to improve the targeting of public policy and make the actions of the Colombian Government more efficient. Currently such reform is being discussed in the Third Commission of the Colombian Congress under Project of Law 413 of 2021, and it is expected to be approved during the second quarter of 2022.

Advisory Regime Regulation

On April 17, 2018, the Colombian Presidency issued Decree 661 of 2018, which regulates the advisory regime for financial entities advising on investment decisions and the instruments required for investors to be able to make investment decisions. This regulation provides a transition period for its application and is expected to become binding as of June 2022.

Controlled Area for Financial Innovation Activities

On August 26, 2021, the Colombian Financial Superintendency issued External Circular No. 0016, 2021 to include Chapter VIII of Title I, Part I of the Basic Legal Circular, which sets out the parameters related to the provisions applicable in the controlled test area for financial innovation activities. This new chapter of the Basic Legal Circular establishes guidelines on (i) accessing the controlled area, (ii) the request of authorization to operate within the controlled area, and (iii) finalization of the operation in the controlled area.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our consolidated financial statements as well as “Item 5. Operating and Financial Review and Prospects.” Unless otherwise indicated, financial data in the following tables as of December 31, 2019, 2020 and 2021 has been expressed in Chilean pesos as of December 31, 2021. The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s CPI.

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

Interest and average balances have been calculated by taking into consideration the following:

●	Foreign exchange gains or losses on foreign currency denominated assets and liabilities have not been included in interest income or expense;
●	Interest on financial investments does not include trading gains or losses on these investments;
●	Past due loans only include the payments that are 90 or more days overdue, and do not include the portion of such loan that is not overdue (principal amount) or those payments which are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. This practice differs from that normally followed in the United States where the amount classified as past due would include the total principal, payments and interest on all loans which have any portion overdue;

●	Penalty interest is not recognized on past due payments (loans with more than one payment) or past due loans (one payment);
●	The interest earned from past due loans is only the proportion of interest earned on each of these payments. We do not accrue penalty interest on these payments;
●	Loans that are not yet 90 days or more overdue have been included in each of the various categories of loans, and affect the various averages;
●	Non-performing commercial loans (those loans which do not accrue interest) consist of loans included in Categories C4-C6 and loans (or portions thereof) that are overdue;
●	Included in loans and receivables to banks are interbank deposits maintained in the Central Bank of Chile and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income; and
●	The monetary gain or loss on interest-earning assets and interest bearing liabilities is not included as a component of interest income or interest expense because inflation effects are taken into account in the calculation of real interest rates.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the years ended December 31, 2019, 2020 and 2021.

	Year Ended December 31,
	2019				2020				2021
			Average				Average				Average
	Average	Interest	Nominal	Average	Average	Interest	Nominal	Average	Average	Interest	Nominal	Average
	Balance	Earned	Rate	Yield	Balance	Earned	Rate	Yield	Balance	Earned	Rate	Yield

	(in millions of Ch$ except for percentages)
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	93,607	—	—	(2.5)	1,326,438	2,708	0%	(2.7)%	1,215,013	7,255	0.6%	(6.2)%
UF	—	—	—	(3)	—	—	—	—%	—	—	—	—
Foreign currency	16,902	—	—	10.2%	25,104	861	3%	8.2%	53,529	7	0.0%	8.1%
Total	110,509	—	—%	(0.6)%	1,351,542	3,569	0%	(2.5)%	1,268,542	7,262	0.6%	(5.6)%
Financial investments
Ch$	1,234,023	36,786	3.0%	0.4%	2,082,428	24,088	1.2%	(1.8)%	2,259,447	20,687	0.9%	(5.9)%
UF	537,620	17,979	33%	0.7%	735,578	22,051	3.0%	—%	678,188	44,918	6.6%	(0.5)%
Foreign currency	1,057,750	39,888	38%	14.4%	964,450	32,899	3.4%	8.2%	853,317	24,679	2.9%	11.2%
Total	2,829,393	94,653	3.3%	5.7%	3,782,456	79,038	2.1%	1.1%	3,790,952	90,284	2.4%	(1.1)%
Total loans
Ch$	6,070,912	553,481	9.1%	6.4%	6,456,845	475,776	7.4%	4.2%	6,580,264	437,650	6.7%	(0.5)%
UF	8,339,123	476,859	5.7%	3.0%	8,911,447	449,809	5.0%	2.0%	9,321,694	717,486	7.7%	0.5%
Foreign currency	7,829,584	628,795	8.0%	19.0%	8,093,776	530,497	6.6%	11.5%	7,453,100	420,819	5.6%	14.2%
Total	22,239,619	1,659,135	7.5%	9.6%	23,462,068	1,456,082	6.2%	5.9%	23,355,058	1,575,955	6.7%	4.6%
Interbank loans
Ch$	99,005	2,564	2.6%	—%	84,917	736	0.9%	(2.1)	—	—	—	—
UF	—	—	—	—	—	—	—%	—	—	—	—	—
Foreign currency	93,205	1,797	1.9%	12.3%	55,626	805	1.4%	6.2%	55,623	621	1.1%	9.3%
Total	192,210	4,361	2.3%	6.0%	140,543	1,541	1.1%	1.2%	55,623	621	1.1%	9.3%
Investment under resale agreements
Ch$	64,142	1,451	2.3%	(0.3)%	85,353	1,959	2.3%	(0.7)%	124,143	2,822	2.3%	(4.6)%
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	68,774	3,543	5.2%	15.9%	63,936	1,608	2.5%	7.3%	51,120	890	1.7%	10.0%
Total	132,916	4,994	3.8%	8.1%	149,289	3,567	2.4%	2.7%	175,263	3,712	2.1%	(0.4)%
Other interest earning assets
Ch$	122,904	455	0%	(2.2)%	229,507	383	0.2%	(2.8)%	92,451	128	0.1%	(6.6)%
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	845,938	10,042	0.9%	11.2%	1,077,850	5,494	0.5%	5.2%	1,459,104	9,540	0.7%	8.8%
Total	968,842	10,497	1.1%	9.5%	1,307,357	5,877	0.4%	3.8%	1,551,555	9,668	0.6%	7.9%
Total interest earning assets
Ch$	7,684,592	594,737	7.7%	5.0%	10,265,488	505,650	4.9%	1.9%	10,271,318	468,542	4.6%	(2.5)%
UF	8,876,743	494,838	5.6%	2.9%	9,647,025	471,860	4.9%	1.8%	9,999,882	762,404	7.6%	0.4%
Foreign currency	9,912,152	684,065	6.9%	17.8%	10,280,742	572,164	5.6%	10.5%	9,925,793	456,556	4.6%	13.0%
Total	26,473,487	1,773,640	6.7%	9.1%	30,193,255	1,549,674	5.1%	4.8%	30,196,993	1,687,502	5.6%	3.6%

	Year Ended December 31,
	2019				2020				2021
			Average				Average				Average
	Average	Interest	Nominal	Average	Average	Interest	Nominal	Average	Average	Interest	Nominal	Average
	Balance	Earned	Rate	Yield	Balance	Earned	Rate	Yield	Balance	Earned	Rate	Yield

	(in millions of Ch$)
NON-INTEREST EARNING ASSETS
Cash
Ch$	467,947	—	—	—	434,581	—	—	—	407,543	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	382,741	—	—	—	306,202	—	—	—	307,298	—	—	—
Total	850,688	—	—	—	740,783	—	—	—	714,841	—	—	—
Allowance for loan losses
Ch$	(429,010)	—	—	—	(551,386)	—	—	—	(542,693)	—	—	—
UF	(2,189)	—	—	—	(2,262)	—	—	—	(2,683)	—	—	—
Foreign currency	(275,235)	—	—	—	(281,992)	—	—	—	(279,013)	—	—	—
Total	(706,434)	—	—	—	(835,640)	—	—	—	(824,389)	—	—	—
Property, plant and equipment
Ch$	40,238	—	—	—	35,482	—	—	—	31,105	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	16,340	—	—	—	21,137	—	—	—	22,629	—	—	—
Total	56,578	—	—	—	56,619	—	—	—	53,734	—	—	—
Derivatives
Ch$	1,473,720	—	—	—	2,738,668	—	—	—	1,949,562	—	—	—
UF	219,004	—	—	—	361,193	—	—	—	227,722	—	—	—
Foreign currency	472,664	—	—	—	1,211,278	—	—	—	703,530	—	—	—
Total	2,165,387	—	—	—	4,311,139	—	—	—	2,880,814	—	—	—
Other assets
Ch$	2,029,886	—	—	—	1,713,607	—	—	—	1,411,612	—	—	—
UF	161,027	—	—	—	64,946	—	—	—	13,764	—	—	—
Foreign currency	728,780	—	—	—	1,097,310	—	—	—	839,525	—	—	—
Total	2,919,693	—	—	—	2,875,863	—	—	—	2,264,901	—	—	—
Total non-interest earning assets
Ch$	3,582,782	—	—	—	4,370,952	—	—	—	3,257,129	—	—	—
UF	377,841	—	—	—	423,877	—	—	—	238,803	—	—	—
Foreign currency	1,325,290	—	—	—	2,353,935	—	—	—	1,593,969	—	—	—
Total	5,285,913	—	—	—	7,148,764	—	—	—	5,089,901	—	—	—
Total assets
Ch$	11,267,374	594,737	—	—	14,636,440	505,650	—	—	13,528,447	468,542	—	—
UF	9,254,584	494,838	—	—	10,070,902	471,860	—	—	10,238,685	762,404	—	—
Foreign currency	11,237,442	684,065	—	—	12,634,677	572,164	—	—	11,519,762	456,556	—	—
Total	31,759,400	1,773,640	—	—	37,342,019	1,549,674	—	—	35,286,894	1,687,502	—	—

	Year Ended December 31,
	2019				2020				2021
			Average	Average			Average	Average			Average	Average
	Average	Interest	Nominal	Paid	Average	Interest	Nominal	Paid	Average	Interest	Nominal	Paid
	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate

	(in millions of Ch$ except for percentages)
LIABILITIES AND EQUITY
INTEREST BEARING LIABILITIES
Time Deposits
Ch$	6,982,682	207,951	3.0%	0.4%	8,417,414	140,558	1.7%	(0.9)%	6,712,461	76,813	1.1%	(5.6)%
UF	430,140	24,087	5.6%	2.9%	403,581	23,615	5.9%	3.2%	426,302	41,344	9.7%	2.3%
Foreign currency	3,199,175	145,052	4.5%	9.8%	3,374,784	103,309	3.1%	8.3%	3,183,277	54,347	1.7%	9.9%
Total	10,611,997	377,090	3.6%	3.3%	12,195,779	267,482	2.2%	1.8%	10,322,040	172,504	1.7%	(0.5)%
Central Bank borrowings
Ch$	—	—	—	—	1,539,759	7,162	1%	(2)%	2,794,810	13,903	0.5%	(6.3)%
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	1,539,759	7,162	1%	(2)%	2,794,810	13,903	0.5%	(6.3)%
Repurchase agreements
Ch$	373,437	9,226	2.5%	(0.1)%	409,857	3,204	0.8%	(1.8)%	208,730	2,001	1.0%	(5.8)%
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	342,753	17,123	5.0%	10.3%	188,347	5,418	2.9%	8.1%	198,336	3,788	1.9%	10.1%
Total	716,190	26,349	3.7%	4.9%	598,204	8,622	1.4%	1.3%	407,066	5,789	1.4%	2.0%
Mortgage finance bonds
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	45,598	1,993	4.4%	1.3%	34,536	1,262	3.7%	0.6%	26,148	2,214	8.5%	1.2%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	45,598	1,993	4.4%	1.3%	34,536	1,262	3.7%	0.6%	26,148	2,214	8.5%	1.2%
Bonds
Ch$	631,821	66,052	10.5%	7.2%	839,586	60,282	7.2%	4.1%	756,997	54,428	7.2%	(0.0)%
UF	4,760,456	222,959	4.7%	1.6%	4,761,392	188,066	3.9%	0.9%	4,836,218	353,120	7.3%	0.1%
Foreign currency	965,401	51,469	5.3%	10.2%	757,911	42,379	5.6%	10.5%	748,826	44,011	5.9%	14.4%
Total	6,357,678	340,480	5.4%	3.5%	6,358,889	290,727	4.6%	2.5%	6,342,041	451,559	7.1%	1.8%
Commercial paper
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—	—	—	—
Other interest bearing liabilities
Ch$	1,784,255	(4,414)	(0.2)%	(3.2)%	2,236,779	8,195	0.4%	(2.6)%	2,964,506	6,590	0.2%	(6.5)%
UF	3,622	6,216	171.6%	163.7%	121,987	330	0.3%	(2.7)%	104,505	16,116	15.4%	7.7%
Foreign currency	3,319,744	125,508	3.8%	8.6%	3,600,564	99,457	2.8%	7.5%	3,064,690	42,520	1.4%	9.6%
Total	5,107,621	127,310	2.5%	4.6%	5,959,330	107,982	1.8%	3.5%	6,133,701	65,226	1.1%	1.8%

Total interest bearing liabilities
Ch$	9,772,195	278,815	2.9%	(0.1)%	13,443,396	219,401	1.6%	(1.3)%	13,437,504	153,735	1.1%	(5.6)%
UF	5,239,816	255,255	4.9%	1.8%	5,321,495	213,273	4.0%	1.0%	5,393,173	412,794	7.7%	0.4%
Foreign currency	7,827,072	339,152	4.3%	9.2%	7,921,605	250,563	3.2%	7.9%	7,195,129	144,666	2.0%	10.2%
Total	22,839,083	873,222	3.8%	3.5%	26,686,496	683,237	2.6%	1.9%	26,025,806	711,195	2.7%	0.0%

	Year Ended December 31,
	2019				2020				2021
			Average	Average			Average	Average			Average	Average
	Average	Interest	Nominal	Paid	Average	Interest	Nominal	Paid	Average	Interest	Nominal	Paid
	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate

	(in millions of Ch$)
NON-INTEREST EARNING LIABILITIES
Non-interest-bearing demand deposits
Ch$	663,099	—	—	—	680,483	—	—	—	866,289	—	—	—
UF	3,441	—	—	—	5,294	—	—	—	19,225	—	—	—
Foreign currency	1,655,539	—	—	—	1,831,418	—	—	—	1,908,078	—	—	—
Total	2,322,079	—	—	—	2,517,195	—	—	—	2,793,592	—	—	—
Derivatives
Ch$	1,342,427	—	—	—	2,582,756	—	—	—	1,809,955	—	—	—
UF	270,407	—	—	—	449,618	—	—	—	252,001	—	—	—
Foreign currency	463,213	—	—	—	1,288,305	—	—	—	734,176	—	—	—
Total	2,076,046	—	—	—	4,320,679	—	—	—	2,796,132	—	—	—
Other non-interest-bearing
Ch$	404,385	—	—	—	368,659	—	—	—	502,891	—	—	—
UF	282,031	—	—	—	234,737	—	—	—	238,520	—	—	—
Foreign currency	249,556	—	—	—	338,847	—	—	—	338,883	—	—	—
Total	935,972	—	—	—	942,243	—	—	—	1,080,294	—	—	—
Equity
Ch$	3,421,657	—	—	—	2,636,110	—	—	—	2,313,955	—	—	—
UF	113,112	—	—	—	126,645	—	—	—	174,063	—	—	—
Foreign currency	51,451	—	—	—	112,651	—	—	—	103,051	—	—	—
Total	3,586,221	—	—	—	2,875,406	—	—	—	2,591,069	—	—	—
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	5,831,568	—	—	—	6,268,008	—	—	—	5,493,090	—	—	—
UF	668,990	—	—	—	816,294	—	—	—	683,809	—	—	—
Foreign currency	2,419,759	—	—	—	3,571,221	—	—	—	3,084,188	—	—	—
Total	8,920,317	—	—	—	10,655,523	—	—	—	9,261,087	—	—	—
Total liabilities and equity(1)
Ch$	15,603,763	278,815	—	—	19,711,404	219,401	—	—	18,930,595	153,735	—	—
UF	5,908,806	255,255	—	—	6,137,789	213,273	—	—	6,076,982	412,794	—	—
Foreign currency	10,246,831	339,152	—	—	11,492,826	250,563	—	—	10,279,317	144,666	—	—
Total	31,759,400	873,222	—	—	37,342,019	683,237	—	—	35,286,894	711,195	—	—
(1)	Represents total of interest bearing and non-interest bearing liabilities and shareholders’ equity.

Interest-earning Assets—Net Interest Margin

The following tables analyze, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrate the comparative margins obtained, for each of the periods indicated:

	Year Ended December 31,
	2019	2020	2021

	(in millions of Ch$
	except for percentages)
Total average interest earning assets
Ch$	7,684,592	10,265,488	10,271,318
UF	8,876,743	9,647,025	9,999,882
Foreign currency	9,912,152	10,280,742	9,925,793
Total	26,473,487	30,193,255	30,196,993
Net interest earned(1)
Ch$	315,922	286,249	314,807
UF	242,101	258,587	349,610
Foreign currency	342,395	321,601	311,890
Total	900,418	866,437	976,307
Net interest margin, nominal basis(2)
Ch$	4.1%	2.8%	3.06%
UF	2.7%	2.7%	3.50%
Foreign currency	3.5%	3.1%	3.14%
Total	3.4%	2.9%	3.23%
(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest income between changes in the average volume of interest-earning assets and interest bearing liabilities and changes in their respective nominal interest rates from 2019 to 2020 and from 2020 to 2021.

Volume and rate variances have been calculated based on movements in average balances over the year and changes in nominal interest rates, average interest-earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Increase (Decrease)
	from 2019 to 2020 due to changes in
			Net Change
			from 2019
	Volume	Rate	to 2020

	(in millions of Ch$)
ASSETS
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	—	2,708	2,708
UF	—	—	—
Foreign currency	—	861	861
Total	—	3,569	3,569
Financial Investments
Ch$	25,291	(37,989)	(12,698)
UF	6,620	(2,548)	4,072
Foreign currency	(3,518)	(3,471)	(6,989)
Total	28,393	(44,008)	(15,615)
Total Loans
Ch$	35,185	(112,890)	(77,705)
UF	32,727	(59,777)	(27,050)
Foreign currency	21,217	(119,515)	(98,298)
Total	89,129	(292,182)	(203,053)
Interbank Loans
Ch$	(365)	(1,463)	(1,828)
UF	—	—	—
Foreign currency	(725)	(267)	(992)
Total	(1,090)	(1,730)	(2,820)
Investment under resale agreements
Ch$	480	28	508
UF	—	—	—
Foreign currency	(249)	(1,686)	(1,935)
Total	231	(1,658)	(1,427)
Other interest earning assets
Ch$	395	(467)	(72)
UF	—	—	—
Foreign currency	2,753	(7,301)	(4,548)
Total	3,148	(7,768)	(4,620)
Total interest earning assets
Ch$	60,986	(150,073)	(89,087)
UF	39,347	(62,325)	(22,978)
Foreign currency	19,478	(131,379)	(111,901)
Total	119,811	(343,777)	(223,966)

	Increase (Decrease)
	from 2019 to 2020 due to changes in
			Net change
			from 2019
	Volume	Rate	to 2020

	(in millions of Ch$)
LIABILITIES AND SHAREHOLDERS’ EQUITY INTEREST BEARING LIABILITIES
Time deposits
Ch$	42,728	(110,121)	(67,393)
UF	(1,487)	1,015	(472)
Foreign currency	7,962	(49,705)	(41,743)
Total	49,203	(158,811)	(109,608)
Central Bank borrowings
Ch$	—	7,162	7,162
UF	—	—	—
Foreign currency	—	—	—
Total	—	7,162	7,162
Repurchase agreements
Ch$	900	(6,922)	(6,022)
UF	—	—	—
Foreign currency	(7,714)	(3,991)	(11,705)
Total	(6,814)	(10,913)	(17,727)
Mortgage finance bonds
Ch$	—	—	—
UF	(484)	(247)	(731)
Foreign currency	—	—	—
Total	(484)	(247)	(731)
Bonds
Ch$	21,720	(27,490)	(5,770)
UF	44	(34,937)	(34,893)
Foreign currency	(11,062)	1,972	(9,090)
Total	10,702	(60,455)	(49,753)
Commercial paper
Ch$	—	—	—
UF	—	—	—
Foreign currency	—	—	—
Total	—	—	—
Other interest bearing liabilities
Ch$	(1,119)	13,728	12,609
UF	203,135	(209,021)	(5,886)
Foreign currency	10,617	(36,668)	(26,051)
Total	212,633	(231,961)	(19,328)
Total interest bearing liabilities
Ch$	64,229	(123,643)	(59,414)
UF	201,208	(243,190)	(41,982)
Foreign currency	(197)	(88,392)	(88,589)
Total	265,240	(455,225)	(189,985)

	Increase (Decrease)
	from 2020 to 2021 due to changes in
			Net Change
			from 2020
	Volume	Rate	to 2021

	(in millions of Ch$)
ASSETS
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	(227)	4,774	4,547
UF	—	—	—
Foreign currency	975	(1,829)	(854)
Total	748	2,945	3,693
Financial Investments
Ch$	2,048	(5,449)	(3,401)
UF	(1,720)	24,587	22,867
Foreign currency	(3,791)	(4,429)	(8,220)
Total	(3,463)	14,709	11,246
Total Loans
Ch$	9,094	(47,220)	(38,126)
UF	20,707	246,970	267,677
Foreign currency	(41,992)	(67,686)	(109,678)
Total	(12,191)	132,064	119,873
Interbank Loans
Ch$	(736)	—	(736)
UF	—	—	—
Foreign currency	—	(184)	(184)
Total	(736)	(184)	(920)
Investment under resale agreements
Ch$	890	(27)	863
UF	—	—	—
Foreign currency	(322)	(396)	(718)
Total	568	(423)	145
Other interest earning assets
Ch$	(229)	(26)	(255)
UF	—	—	—
Foreign currency	1,943	2,103	4,046
Total	1,714	2,077	3,791
Total interest earning assets
Ch$	10,840	(47,948)	(37,108)
UF	18,987	271,557	290,544
Foreign currency	(43,187)	(72,421)	(115,608)
Total	(13,360)	151,188	137,828

	Increase (Decrease)
	from 2020 to 2021 due to changes in
			Net Change
			from 2020
	Volume	Rate	to 2021

	(in millions of Ch$)
LIABILITIES AND SHAREHOLDERS’ EQUITY
INTEREST BEARING LIABILITIES
Time deposits
Ch$	(28,470)	(35,275)	(63,745)
UF	1,330	16,399	17,729
Foreign currency	(5,862)	(43,100)	(48,962)
Total	(33,002)	(61,976)	(94,978)
Central Bank borrowings
Ch$	5,838	903	6,741
UF	—	—	—
Foreign currency	—	—	—
Total	5,838	903	6,741
Repurchase agreements
Ch$	(1,572)	369	(1,203)
UF	—	—	—
Foreign currency	287	(1,917)	(1,630)
Total	(1,285)	(1,548)	(2,833)
Mortgage finance bonds
Ch$	—	—	—
UF	(306)	1,258	952
Foreign currency	—	—	—
Total	(306)	1,258	952
Bonds
Ch$	(5,930)	76	(5,854)
UF	2,955	162,099	165,054
Foreign currency	(508)	2,140	1,632
Total	(3,483)	164,315	160,832
Commercial paper
Ch$	—	—	—
UF	—	—	—
Foreign currency	—	—	—
Total	—	—	—
Other interest bearing liabilities
Ch$	2,666	(4,271)	(1,605)
UF	(47)	15,833	15,786
Foreign currency	(14,802)	(42,135)	(56,937)
Total	(12,183)	(30,573)	(42,756)
Total interest bearing liabilities
Ch$	(27,468)	(38,198)	(65,666)
UF	3,932	195,589	199,521
Foreign currency	(20,885)	(85,012)	(105,897)
Total	(44,421)	72,379	27,958

Return on Equity and Assets

The following tables set forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	Years ended December 31,
	2019	2020	2021

	(in millions of Ch$, except for percentages)
Net income (loss)	124,522	(826,155)	276,237
Net income (loss) attributable to equity holders of the Bank	113,684	(808,784)	273,410
Average total assets	31,760,194	37,342,019	35,286,894
Average equity	3,586,220	2,875,406	2,591,069
Net income (loss) as a percentage of:
Average total assets	0.39%	(2.24)%	0.78%
Average equity	3.47%	(29.18)%	10.57%
Average equity as a percentage of:
Average total assets	11.29%	7.69%	7.34%
Annual cash dividend	51,614	127,065	—
Dividend payout ratio, based on net income attributable to shareholders under local GAAP	30.00%	100.00%	—%

Investment Portfolio

Since 2018, our financial investments are classified into measurement categories based on both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

Financial investments as of December 31, 2019, 2020 and 2021 are as follows:

	As of December 31,
	2019	2020	2021

	(in millions of Ch$)
Financial Instruments at Fair Value Through Profit or Loss
Chilean Central Bank and Government securities:
Chilean Central Bank securities	52,019	21,369	50,743
Other Chilean Central Bank and Government securities	28,879	86,673	—
Other national institution securities:
Bonds	905	271	111
Notes	—	—	—
Other securities	22,218	—	—
Foreign institution securities:
Bonds	67,088	432,178	232,083
Notes	—	—	—
Other securities	4,390	4,861	8,824
Mutual funds' investments
Funds managed by related organizations	5,870	35,017	39,842
Funds managed by third parties	33	—	—
Other investments
Other financial instruments at FVTPL	2,300	2,341	1,121
Total	181,402	582,710	332,724

	As of December 31,
	2019	2020	2021

	(in millions of Ch$)
Financial Instruments at Fair Value Through Other Comprehensive Income
Chilean Central Bank and Government securities
Chilean Central Bank and Government securities	477,900	1,170,841	1,918,659
Chilean Treasury bonds	1,609,397	1,783,765	1,060,379
Other Government securities	86,981	101,573	123,991
Other financial instruments
Promissory notes related to deposits in local banks	412,962	14,856	—
Chilean mortgage finance bonds	41	30	—
Chilean financial institutions bonds	118,583	277,163	119,302
Other local investments	—	—	15,840
Financial instruments issued abroad
Foreign government and central banks instruments	165,927	217,185	45,386
Other foreign investments	716,423	394,691	366,487
Impairment provision	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	—	—	—
Other investments	10,676	10,795	10,406
Impairment provision	—	—	—
Total	3,598,890	3,970,899	3,660,450

As of December 31,
	2019	2020	2021

(in millions of Ch$)
Financial Instruments at Amortized Cost
Central Bank and Government securities
Chilean Central Bank securities	—	—	—
Chilean treasury bonds	—	—	—
Other Government securities	—	—	—
Other financial securities
Promissory notes related to deposits in local banks	—	—	—
Chilean mortgage finance bonds	—	—	—
Chilean financial institution bonds	—	—	—
Other local investments	—	—	—
Financial instruments issued abroad
Foreign government and central banks instruments	—	—	—
Other foreign investments	115,658	111,542	187,455
Impairment provision	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	—	—	—
Other investments	—	—	—
Impairment provision	—	—	—
Total	115,658	111,542	187,455

The following table sets forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2021:

	In one year or less	Weighted average Nominal Rate	After one through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$

	(in millions of Ch$, except for percentages)
Financial Instruments at Fair Value Through Profit or Loss
Central Bank and Government securities:
Chilean Central Bank securities	25,762	15.08%	—	—	—	—	—	0.00%	25,762
Chilean Central Bank notes	23,585	13.80%	—	—	—	—	—	0.00%	23,585
Others Government securities	1,396	0.82%	—	—	—	0.00%	—	0.00%	1,396
Other national institution securities:
Bonds	—	0.00%	—	—	—	—	—	0.00%	—
Notes	—	0.00%	—	—	—	—	—	0.00%	—
Other securities	—	0.00%	—	—	—	—	—	0.00%	—
Other local investments	—	0.00%	—	—	107	2154%	4	669.00%	111
Foreign institution securities:
Bonds	72,340	42.33%	95,593	100%	46,978	99.77%	17,171	7.89%	232,082
Notes	6,838	4.00%	—	—	—	—	1,987	0.00%	8,825
Other securities	—	0.00%	—	—	—	0.00%	—	0.00%	—
Mutual fund investments:
Funds managed by related organizations	39,842	23.32%	—	—	—	0.00%	—	0.00%	39,842
Funds managed by third parties	—	0.00%	—	—	—	—	—	0.00%	—
Other investments:						—			—
Other trading investments	1,121	23.32%	—	—	—	—	—	0.00%	1,121
Total	170,884	27.85%	95,593	100%	47,085	104.44%	19,162	7.21%	332,724

	In one year or less	Weighted average Nominal Rate	After one through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$

	(in millions of Ch$, except for percentages)
Financial Instruments at Fair Value Through Other Comprehensive Income
Chilean Central Bank and Government securities:
Chilean Central Bank securities	1,917,625	92.20%	569	0	465	0.00	—	—	1,918,659
Chilean Treasury bonds	4,797	0.23%	224,720	35.62%	53,501	32.66%	—	—	283,018
Others Government securities	6,331	0.30%	73,631	11.67%	106,139	64.79%	—	—	186,101
Other financial instruments:
Promissory notes related to deposits in local banks	—	0.00%	—	—	—	—	—	—	—
Chilean mortgage finance bonds	—	0.00%	—	—	—	—	—	—	—
Chilean financial institution bonds	34,954	1.68%	69,888	11.08%	—	—	—	—	104,842
Other local investments	—	0.00%	—	—	3,703	—	—	—	3,703
Financial instruments issued abroad:
Foreign Government and central bank instruments	41,868	2.01%	3,519	0.56%	—	—	—	—	45,387
Other foreign investments	74,193	3.57%	259,149	40.99%	—	0.00%	1,907	100%	335,249
Impairment provision	—	0.00%	—	—	—	—	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	—	0.00%	—	—	—	—	—	—	—
Other foreign investments	—	0.00%	—	—	—	—	—	—	—
Impairment provision	—	0.00%	—	—	—	—	—	—	—
Other investment	783,491	0.00%	—	—	—	—	—	—	783,491
Total	2,863,259	61.90%	631,476	32.08%	163,808	52.65%	1,907	100%	3,660,450

	Within one year	Weighted average Nominal Rate	After one year through five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	Ater ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$

(in millions of Ch$, except for percentages)
Financial Instruments at Amortized Cost
Chilean Central Bank and Government securities:
Chilean Central Bank securities	—	—	—	—	—	—	—	—	—
Chilean treasury bonds	—	—	—	—	—	—	—	—	—
Other Government securities	—	—	—	—	—	—	—	—	—
Other financial instruments:
Promissory notes related to deposits in local banks	—	—	—	—	—	—	—	—	—
Chilean mortgage finance bonds	—	—	—	—	—	—	—	—	—
Chilean financial institution bonds	—	—	—	—	—	—	—	—	—
Other local investments	—	—	—	—	—	—	—	—	—
Financial instruments issued abroad:
Foreign government and central bank instruments	—	—	—	—	—	—	—	—	—
Other foreign investments	187,455	0.35%	—	—	—	—	—	—	187,455
Impairment provision	—	—	—	—	—	—	—	—	—
Unquoted securities in active markets
Chilean corporate bonds	—	—	—	—	—	—	—	—	—
Other foreign investments	—	—	—	—	—	—	—	—	—
Other investment	—	—	—	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—	—	—	—
Total	187,455	0.35%	—	—	—	—	—	—	187,455

Loan Portfolio

The following table presents our loans by type of loan. Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses. Total loans reflect our loan portfolio, including past due principal amounts. For 2019, 2020 and 2021, our loan portfolio refers to loans and accounts receivable from customers at amortized cost.

	As of December 31,
	2019	2020	2021
Commercial loans:
Commercial loans	12,288,810	12,172,207	12,664,323
Foreign trade loans	1,109,169	847,086	1,168,577
Checking account debtors	154,276	70,126	70,461
Factoring operations	221,104	155,540	243,667
Student loans	654,721	594,688	554,096
Leasing transactions	1,005,209	940,989	948,807
Other loans and receivables	27,255	28,163	22,739
Subtotals	15,460,544	14,808,799	15,672,670
Mortgage loans:
Letters of credit loans	30,269	23,345	18,563
Endorsable mutual mortgage loans	103,850	90,456	78,637
Other mutual mortgage loans	4,384,547	4,820,863	5,777,121
Leasing transactions	336,587	307,574	313,167
Other loans and receivables	20,788	74,515	57,483
Subtotals	4,876,041	5,316,753	6,244,971
Consumer loans:
Consumer loans	2,005,038	1,866,015	2,069,548
Checking account debtors	206,738	124,009	109,143
Credit card debtors	537,741	467,624	609,078
Consumer leasing transactions	3,113	1,467	783
Other loans and receivables	45,599	33,314	37,167
Subtotals	2,798,229	2,492,429	2,825,719
Loans	23,134,814	22,617,981	24,743,360
Loans and receivables from Banks	56,635	7,131	80,907
Total	23,191,449	22,625,112	24,824,267

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

Other loans and receivables: This sub-category includes loans that are ancillary or that complement mutual mortgage loans.

The balances of the renegotiated mortgage loans as of December 31, 2019, 2020 and 2021 were as follows:

	As of December 31,
	2019	2020	2021

	(in millions of Ch$)
Opening balance(1)	11,112	12,080	12,893
Integration Itaú Corpbanca	—	—	—
Renegotiated(2)	3,437	4,021	4,533
Recovery(3)	(2,450)	(3,010)	(4,750)
Write-offs(4)	(19)	(198)	—
Final balance	12,080	12,893	12,676
(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

Consumer Loans

Consumer loans: This category includes all loans granted to individuals for the purpose of acquiring consumer goods or services, except for student loans. It includes different types of loans (such as loans payable in installments or revolving loans) and outstanding balances arising from the use of credit cards by individuals or overdrafts on checking accounts. In addition, this category includes leasing operations for consumer purposes and other receivables. Any loan granted to repay or restructure all or part of the credits described above belongs in this category.

Consumer loans include the following sub-categories:

Consumer loans: This sub-category comprises loans granted to individuals in Chilean pesos, generally on a fixed rate nominal basis, to finance the purchase of consumer goods or to pay for services. This loans are generally paid in monthly installments which include principal amortization and interest payments.

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

The balances of the renegotiated consumer loans as of December 31, 2019, 2020 and 2021 were as follows:

	As of December 31,
	2019	2020	2021

	(in millions of Ch$)
Opening balance(1)	186,320	236,689	333,080
Integration Itaú Corpbanca	—	—	—
Renegotiated(2)	90,687	133,404	49,792
Recovery(3)	(47,159)	(42,103)	(50,195)
Write-offs(4)	6,841	5,090	4,156
Final balance	236,689	333,080	336,833
(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

As part of our business model we seek to be able to assist our customers when they are experiencing financial problems that cause them to fall behind on their payments. As a result, we make certain concessions when we renegotiate a loan, which may include the following: (i) extension of payment period; (ii) modifications to the interest rate based on each customer’s ability to pay.

The above-mentioned concessions are considered on a case-by-case basis. The grant of any concessions will depend on the situation of each customer and pursuant to the analysis by our collection department.

Furthermore, we offer a range of products to renegotiate loans, such as payment extensions or new operations to reduce the probability of write-offs.

Regarding the renegotiated loan portfolio, most of the loans are classified as impaired (i.e., those loans with installments over 60 days past due) and therefore, the associated allowance for loan losses is based on a probability of default of 100%. To reclassify a renegotiated loan out of the impaired classification, the normative criteria is defined by the CMF, i.e. the delinquency of such loans must be for at least four consecutive months with less than 90 days past due, but in the case of IFRS 9, we use an internal criteria, where a renegotiated loan must be in stage three for at least four months after being impaired in order to be cured.

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

The wholesale remedial management unit (Normalización Mayorista) managed a deteriorated exposure (internal classification of B3 or worse) of over Ch$620,132 million in 2021.

	As of December 31,
	2019	2020	2021

	(in millions of Ch$)
Opening balance(1)	443,042	459,259	457,242
Integration Itaú Corpbanca	—	—	—
Additions to normalization portfolio(2)	137,814	129,626	355,675
Recovery(3)	(60,149)	(86,067)	(118,434)
Write-offs(4)	(61,448)	(45,576)	(36,139)
Final balance(5)	459,259	457,242	658,344
(1)	Opening balance of the remedial portfolio.
(2)	Additions to remedial portfolio during each respective period.
(3)	Recovery (which may include payments, or settlements by judicial action) obtained during each respective period.
(4)	Loans and leasing operations write-offs of remedial management portfolio during each respective period.
(5)	Ending balance of the remedial management portfolio (outstanding and contingent exposures).

Currently, our remedial management portfolio is handled by a designated and specialized team (internally named Normalización Mayorista or “Wholesale Remedial”). The team has activities such as:

●	Analyzing borrowers’ status and viability and to assess the chances of recovery;
●	Establishing strategies and action plans in order to manage debtors’ portfolio;
●	Negotiating new payment schedules;
●	Transferring debtors to collection — legal proceedings;
●	Supervising and monitoring legal collection progress; and
●	Assuring appropriate internal classification.

As established in our remedial management process, customers with a deteriorated economic situation will be transferred to the Remedial Management Unit (Normalization team), under the following conditions:

●	Customers with an internal classification of B3 or worse (note that we will transfer the relationship as a whole);
●	Defaulted customers (for 89 days or more);
●	Customers involved in judicial proceedings;
●	Customers that experience a sudden and severe deterioration in their financial position; and
●	Any customer that could result in a loss to the bank.

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

Commercial loans. Our risk index as of December 31, 2019, 2020 and 2021 was 3.5%, 5.0% and 4.3% respectively. The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions. Commercial loans include foreign trade loans, leasing contracts and factored receivables.

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

Mortgage loans. The risk index of our residential mortgage loans as of December 31, 2019, 2020 and 2021 was 1.6%, 1.4% and 1.2%, respectively.

Consumer loans. The risk index of our consumer loans as of December 31, 2019, 2020 and 2021 was 9.2%, 8.9% and 6.7%, respectively.

The division also created a risk committee, or the Risk Committee, comprised of directors and senior executives that continuously monitor division activities based on the objectives of the Bank and the business unit.

We consider Itaú Corpbanca’s Risk Index to be an important indicator of the quality of Itaú Corpbanca’s loan portfolio.

Our Risk Index (calculated using general ledger balances and applying IFRS 9) as of December 31, 2019 and 2020 was:

			% Change
	As of December 31,		from
	2019	2020	2020/2019

	(in millions of Ch$
	except for percentages)
Total loans	23,134,814	22,617,981	(2.2)%
Commercial loans	15,460,544	14,808,799	(4.2)%
Mortgage loans	4,876,041	5,316,753	9.0%
Consumer loans	2,798,229	2,492,429	(10.9)%
Allowances for loan losses	880,117	1,041,873	18.4%
Commercial loans	545,199	747,617	37.1%
Mortgage loans	78,501	73,465	(6.4)%
Consumer loans	256,417	220,791	(13.9)%
Allowances for loan losses as a percentage of total loans	3.8%	4.6%	21.1%
Commercial loans	3.5%	5.0%	42.9%
Mortgage loans	1.6%	1.4%	(12.5)%
Consumer loans	9.2%	8.9%	(3.3)%

During 2020, our loan portfolio and, consequently, our allowances for loan losses, were negatively impacted by the adverse economic impact of the COVID-19 pandemic.

Our loan portfolio decreased 2.2% in 2020, primarily due to the decrease in our Colombian portfolio, which in turn was mainly the result of a 9% devaluation of the COP / CLP exchange rate. Excluding the effect of the exchange variation, at the end of 2020, the most impacted businesses were commercial and consumer lines in Chile. Our mortgage loans, which is the business unit with the lowest level of risk, performed well in both countries, increasing from Ch$4,876,041 million in 2019 to Ch$5,316,753 million in 2020 and our consumer loans, the business unit with the highest level of risk, decreased from Ch$2,798,229 million in 2019 to Ch$2,492,429 million in 2020. As of December 31, 2020, commercial loans, mortgage loans and consumer loans represented 65.5%, 23.5% and 11.0% of our total loan portfolio, respectively.

Our Risk Index (calculated using general ledger balances and applying IFRS 9) as of December 31, 2020 and 2021 was:

			% Change
	As of December 31,		from
	2020	2021	2021/2020

	(in millions of Ch$
	except for percentages)
Total loans	22,617,981	24,743,360	9.4%
Commercial loans	14,808,799	15,672,670	5.8%
Mortgage loans	5,316,753	6,244,971	17.5%
Consumer loans	2,492,429	2,825,719	13.4%
Allowances for loan losses	1,041,873	947,812	(9.0)%
Commercial loans	747,617	681,029	(8.9)%
Mortgage loans	73,465	77,298	5.2%
Consumer loans	220,791	189,485	(14.2)%
Allowances for loan losses as a percentage of total loans	4.6%	3.8%	(17.4)%
Commercial loans	5.0%	4.3%	(14.0)%
Mortgage loans	1.4%	1.2%	(14.3)%
Consumer loans	8.9%	6.7%	(24.7)%

During 2021, our loan portfolio and, consequently, our allowances for loan losses, were positively impacted due to better payment performance and recovery from the COVID-19 pandemic lockdowns as well as a low comparison base given lower economic growth in 2020.

Our loan portfolio increased 9.4% in 2021, driven by both the Chilean and Colombian portfolios. Mortgage and commercial loans in Chile, as well as the retail business in Colombia, particularly the expansion of consumer loans, led to the overall portfolio increase. Our mortgage loans, which is the business unit with the lowest level of risk, performed well in both countries, increasing from Ch$5,316,753 million in 2020 to Ch$6,244,971 million in 2021 and our consumer loans, the business unit with the highest level of risk, increased from Ch$2,492,429 million in 2020 to Ch$2,825,719 million in 2021. As of December 31, 2021, commercial loans, mortgage loans and consumer loans represented 63.3%, 25.2% and 11.4% of our total loan portfolio, respectively.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2021:

		Due after	Due after
		1 year	5 year		Balance as of
	Due in 1	through	through	Due after	December 31,
	year	5 years	15 years	15 years	2021

	(in millions of Ch$ as of December 31, 2021)
Commercial loans	4,280,632	4,520,764	3,209,570	653,357	12,664,323
Foreign trade loans	1,163,796	4,551	230	—	1,168,577
Checking account debtors	70,461	—	—	—	70,461
Factoring operations	243,667	—	—	—	243,667
Student loans	5,058	23,409	131,890	393,739	554,096
Leasing transactions	38,178	427,982	463,724	18,923	948,807
Other loans and receivables	22,333	406	—	—	22,739
Subtotals	5,824,125	4,977,112	3,805,414	1,066,019	15,672,670
Letters of credit loans	560	11,742	6,141	120	18,563
Endorsable mutual mortgage loans	321	5,453	43,322	29,541	78,637
Other mutual mortgage loans	4,805	85,166	1,725,657	3,961,493	5,777,121
Leasing transactions	1,189	13,218	119,292	179,468	313,167
Other loans and receivables	5	42,412	3,719	11,347	57,483
Subtotals	6,880	157,991	1,898,131	4,181,969	6,244,971
Consumer loans	100,070	1,508,363	460,749	366	2,069,548
Checking account debtors	109,143	—	—	—	109,143
Credit card debtors	605,073	3,997	8	—	609,078
Consumer leasing transactions	157	626	—	—	783
Other loans and receivables	36,984	—	—	183	37,167
Subtotals	851,427	1,512,986	460,757	549	2,825,719
Subtotal loans					24,743,360
Loans and receivables to banks					80,907
Total loans					24,824,267

The following table presents the interest rate analysis of our outstanding loans due after one year as of December 31, 2021.

As of December 31, 2021
Variable interest rate
Ch$	1,793,520
UF	4,378,892
Ch$ indexed to US$	—
Foreign currency	2,209,027
Subtotal	8,381,439
Fixed interest rate
Ch$	2,587,458
UF	4,583,891
Ch$ indexed to US$	4,567
Foreign currency	2,503,573
Subtotal	9,679,489
Total	18,060,928

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2021:

	Due in 1
	year	Due after 1 year	Due after 5 year	Due after 5
2021	or less	through 5 years	through 15 years	year	Total

	(in millions of Ch$ as of December 31, 2021)
Commercial loans	853	—	—	—	853
Foreign loans (*)	1,356,976	1,924,790	—	2,228,748	5,510,514
Total	1,357,829	1,924,790	—	2,228,748	5,511,367

(*)    Includes commercial, mortgage and consumer loans.

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally trade-related. The table below lists our total amounts outstanding to borrowers in foreign countries as of December 31, 2019, 2020 and 2021. This table does not include foreign trade-related loans to Chilean borrowers.

	As of December 31,
	2019	2020	2021

	(in millions of Ch$)
Argentina	34,048	31,099	30,883
Bahamas	—	—	—
Brazil	—	12,840	42,341
British Virgin Islands	—	—	—
Colombia	5,196,014	4,649,475	4,944,875
Costa Rica	—	—	—
El Salvador	—	—	26,179
France	1,129	—	—
Luxembourg	—	—	—
Mexico	36,336	31,471	17,807
Netherlands	—	—	—
Panama	1,607	8,060	9,296
Peru	242,795	238,899	310,929
Switzerland	—	—	—
United States	279,687	161,666	128,060
Uruguay	—	884	997
Total	5,791,616	5,133,510	5,511,367

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions. The table below lists the amounts of foreign deposits by country as of December 31, 2019, 2020 and 2021.

	As of December 31,
	2019	2020	2021

	(in millions of Ch$)
Australia	130	(17)	37
Belgium	239	65	—
Canada	376	272	89
China	31	372	35
Colombia	203,867	227,560	34,292
Denmark	(159)	—	—
England	711	—	—
Germany	30,032	24,141	14,107
Italy	—	—	—
Japan	4,646	2,054	8,365
London	—	—	—
Mexico	239	1,098	12
New Zealand	40	8	—
Norway	9	1	—
Panama	74	40	91
Peru	233	28,003	276
South Korea	—	—	—
Spain	443	2,273	4,277
Sweden	14	158	72
Switzerland	152	210	486
United Kingdom	19,582	10,960	13,045
United States	377,233	1,443,236	1,917,244
Venezuela	—	—	—
Total	637,892	1,740,434	1,992,428

Credit Risk Governance

Credit risk management is the responsibility of the Corporate Risk Management Division, which reports to the CEO. Its objective is to ensure that risk management is a competitive advantage for the Bank, through an integral management that allows the business areas to achieve their objectives, in an environment of adequate control and alignment with the risk strategy of the Bank.

To accomplish this goal, the Corporate Risk Management Division combines, among others, a well-defined credit process in terms of approval, monitoring and collection procedures, a strong supervision of all stages of the credit cycle, monitoring the quality and performance of our loan portfolio and taking promptly measures over potentially non-performing loans, while ensuring strong compliance of the legal, regulatory and normative framework.

The Credit Risk Management and Control structure is segregated in Wholesale Credit Risk, Retail Credit Risk, Credit Risk Control, Operational Risk and Compliance, Cybersecurity and Fraud.

Wholesale Credit Risk is accountable for the credit process of the wholesale banking business segments comprised of Corporate, Real Estate Companies, Large Enterprises, Financial Institutions, Representative Office in New York and Peru, Risk Countries, Subsidiaries and Wholesale Remedial Unit.

Retail Credit Risk is responsible for the credit acceptance process of the Bank’s retail segments, comprised of Retail Companies, SME’s, Private Bank, Personal Bank, Itaú Branches and Banco Condell.

Credit Risk Control has a transversal function focused on monitoring the performance of the credit portfolio, assets classification and models development. Additionally, it verifies the consistency of credit policies and procedures and also generates information and analysis related to credit risk for the decision making of the different units. Finally, Credit Risk Control is responsible for monitoring the risk appetite by client, economic sectors, business groups and type of financing, among others.

Operational Risk and Compliance is responsible for developing and supplying the methodologies, tools, systems, infrastructure and governance necessary to support the integrated management of Operational Risk and Internal Controls in the Bank’s activities. Additionally, it is responsible for ensuring that the Bank is in full compliance with relevant laws and regulations and protecting the Bank against money laundering and the financing of terrorism.

Cybersecurity and Fraud has a transversal function, focused on the application of principles and guidelines to maintain the confidentiality, integrity, and availability of information of the Bank, its clients and the general public, as well as the prevention, detection and containment of cyberattacks. Additionally, it is responsible for avoiding, mitigating, investigating and managing fraud (contingent or potential) targeting our clients, whether carried out through internal or external threats.

Credit Review Process

Credit risk and the exposure to be assumed with regard to our clients are evaluated in accordance with the credit policies and the risk appetite that have been approved by the board of directors.

In the case of Wholesale Banking customers, the assessment focuses on the credit history and on the reputation and management capacity of its owners, on their market position and on the demand for their products or services, on their current and projected cash, their solvency and, when applicable, on the guarantees offered in connection with the loan. Credit limits are determined not on the basis of individual clients, but on the direct and indirect credit risk of entire financial groups.

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

The credit risk management process for customers of the different segments of Retail Banking is composed of the following stages:

Credit Initiation

Our credit initiation process consists of:

●	Admission Scores, using internal and external information. Risk cuts are applied according to each customer segment. Credit requests collect socio-demographic information that supports our risk analysis and our control of compliance with credit policies.
●	Accountability and Responsibility (tied to incentive plans). Branch managers know their customers and they are responsible for credit decisions but they must first seek approval with a credit risk officer.
●	Analytical Driven Sales Process. We know the customers that we want and we guide the search for prospects, according to this definition. We permanently offer pre-approved offers of consumer loans, credit cards and revolving credit lines to our current customers, based on advanced analytics and ensuring that the risk profile is within the cut-off threshold and the parameters established under our credit policy. Additionally, we use traditional credit review processes, where credit proposals are evaluated and authorized by a credit expert.
●	Control Environment. To assess the loan authorization ability (approving credit worthy customers and declining non-credit worthy customers), early delinquency rates are periodically monitored and the sales mix is controlled frequently, according with risk categories.

Maintenance.

We strive to have high market share in the most profitable business units (low-medium risk and medium-high usage) and low market share in the lowest profitable business units (high risk or low usage). The maintenance process is composed of:

●	Renewals/Non-Renewals (Revolving Products). Renewals and non-renewals are based on customer payment behavior and profitability.
●	Campaigns. Top-up and cross-selling offers are implemented. Credits are offered permanently to our current customers, such as pre-approved installments credits, revolving credit lines and credit cards. Our goal is to maximize the share of client base in our most profitable business units.

The maintenance process is based on the analysis of databases, development of behavior models and gradually incorporating new advanced analytics methodologies.

Collection.

We focus on having a high quality collection process, with a consistent strategy in terms of products, policies, suppliers, means of payment and specialized vendors. The collection process is composed of:

●	Collection Strategy. Our collection strategy is currently based on our products, business segments, delinquency lines, collection channels, geographic coverage, and applied test policies (champions and challengers). Delinquent debtors are reported to credit bureaus.
●	Collection Operations. Our collection operations strategy is based on internal teams and suppliers. The collection operations teams provide coverage through different channels (e.g., digital collection, telephone collection, property collection, collection in branches and judicial collection) and operate under a performance model and merit considerations. In addition, our continuity plan requires the use of external collection emergencies in cases of emergency or union instability, among others.
●	Policies and Products. Rewrites, standardization offers and payments agreements are made as necessary. Our objective is to maximize the recovery of capital.
●	Control Environment and Support. Reliable information management systems are used, which allow us to have a controlled process. We have a collection system and predictive dialers for telephony.

Charge-off Policy, Recovery and Planning.

The charge-off policy, recovery and planning process consists of:

●	Charge-off Policy. As a general rule, charge-offs should be done when all collection efforts have been exhausted. These charge-offs consisted of derecognition from the consolidated statements of financial position of the corresponding loans transactions in their entirety, and, therefore, included portions of loans that were not past due in the case of installments loans or leasing transactions (no partial charge-offs exist).
●	Loan Loss Allowance. History of defaults, recoveries, write-offs and collection expenses are used to calculate the allowances of each portfolio. Back Testing Analyses are periodically performed in order to ensure the right coverage, as well as the correct models performance. Forward-looking information and all considerations required by applicable regulations and standards are taken into account.

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

Impairment Assessment

The impairment model applies to all financial assets measured at amortized cost and debt securities measured at fair value through other comprehensive income (FVOCI), including commitment and contingent loans. Investments in equity are outside of the scope of the new impairment requirements.

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

The new model uses a dual measurement approach, under which the loss allowance is measured as either:

●	12-month ECL
●	Lifetime ECL

We have defined default on an individual or collective basis as follows: Individually assessed loans are those for which the allowance for loan losses is calculated on an individual basis by applying the discounted cash flows methodology. Collectively assessed customers are divided into two main groups in order to leverage available information. These groups are i) the “corporate portfolio” comprised of those customers for which we have a credit risk rating according to the internal risk rating policy that is consistent with the CMF rules and ii) the “retail or group portfolio” comprised of those customers which are aggregated into pools of loans that share similar characteristics in terms of risk profile. In addition, the customers’ risk profile groups within the corporate portfolio are built using the CMF classification as the base to assess the IFRS 9 Probability of Default (“PD”).

●	Individual: when exposure is more than 89 days past due, it is in judicial collection or it has been identified as impaired by an internal risk committee.
●	Collective: when exposure is more than 89 days past due or has been restructured with more than 60 days past due.

For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors.

The ECL measurement basis depends on whether there has been a “significant increase in credit risk” (“SICR”) since initial recognition. Based on changes in credit quality since initial recognition, IFRS 9 outlines a “three-stage” model impairment in accordance with the following diagram:

Change in credit quality since initial recognition

Stage 1	Stage 2	Stage 3
Initial recognition	SICR since initial recognition	Credit impaired assets
12-month ECL	Lifetime ECL	Lifetime ECL

At the end of each reporting period, we evaluate whether a financial instrument’s credit risk has significantly increased since initial recognition or whether an asset is considered to be credit-impaired, and consequently classify financial instruments into the respective stage:

●	Stage 1: When loans are first recognized, the Bank recognizes an allowance based on 12-month ECL. Stage 1 loans also include facilities where the credit risk has improved and the loan has been returned to Stage 1.
●	Stage 2: When a loan has shown a significant increase in credit risk since origination, we record an allowance based on lifetime ECL. Stage 2 loans also include facilities where the credit risk has improved and the loan has been returned to stage 2.
●	Stage 3: Loans considered credit-impaired. The Bank records an allowance based on lifetime ECL, setting the probability of default (“PD”) at 100%.

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

Additionally, we use the below criteria for SICR based on increased risk:

●	Individual: the risk classifications granted by the CMF, looking for changes between the initial recognition and the reference time of the ECL calculation.
●	Collective: comparing lifetime PDs of operations at the time of initial recognition against the reference time of the ECL calculation through relative and absolute thresholds.

Expected Credit loss Measurement

The ECL are the probability-weighted estimate of credit losses, i.e. the present value of all cash shortfalls. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. The three main components to measure the ECL are:

●	PD: The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognized and is still in the portfolio.
●	LGD: The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral.
●	EAD: The exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdown on committed facilities, and accrued interest from missed payments.

For measuring 12-month and lifetime ECL, cash shortfalls are identified as follows:

●	12-month ECL: the portion of lifetime ECL that represents the ECL that result from default events on the financial instruments that are possible within the 12 months after the reporting date.
●	Lifetime ECL: the ECL that result from all possible default events over the expected life of the financial instrument.

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

We estimate the ECL for contingent loans, we estimate the expected portion of the loan commitment that will be drawn down over its expected life.

Forward looking information

The ECL model includes a broad range of forward looking information as economic inputs, such as:

●	Exchange Rate (USD/CLP)
●	Unemployment rates
●	Central Bank interest rates
●	Economic Perception Index (IPEC)

Modifications of financial assets

When a loan measured at amortized cost has been renegotiated or modified but not derecognized, the Bank recognizes the resulting gains or losses as the difference between the carrying amount of the original loans, and modified contractual cash flows discounted using the “Effective Interest Rate” (“EIR”) before modification. The EIR is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortized cost of a financial liability.

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

Financial guarantee contracts are initially measured at fair value and subsequently measured at the higher of:

●	The amount of the loss allowance (calculated as described in Note 21 of our consolidated financial statements); and
●	The premium received on initial recognition less income recognized in accordance with the principles of IFRS 15.

Loan commitments provided by us are measured as the amount of the loss allowance (calculated as described in Note 1 of our consolidated financial statements in respect of accounting policies and ECL criteria, with further details contained in Note 36 of our consolidated financial statements in respect of risk management considerations and specific criteria by country). We have not provided any commitment to provide loans at a below-market interest rate, or that can be settled net in cash or by delivering or issuing another financial instrument.

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

Loan and accounts receivable charge-offs are recorded for overdue and current installments based on the time periods expired since reaching overdue status.

Total Loans — Models Based on Group Analysis

The following tables provide statistical data regarding the classification of our loans as of the dates indicated below, applying the classification methodology described above:

	As of December 31, 2019
		Allowances
	Total Loans	for loan losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Commercial	1,204,478	312,626	26.0%
Leasing commercial	69,668	16,302	23.4%
Factoring commercial	12,854	3,694	28.7%
Student loans	654,721	19,442	3.0%
Consumer	2,795,116	256,190	9.2%
Leasing consumer	3,113	227	7.3%
Mortgage	4,539,454	65,622	1.5%
Leasing mortgage	336,587	12,879	3.8%

	As of December 31, 2020
		Allowances
	Total Loans	for loan losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Commercial	1,389,678	380,016	27.3%
Leasing commercial	60,736	24,402	40.2%
Factoring commercial	10,561	4,053	38.4%
Student loans	594,688	17,702	3.0%
Consumer	2,490,962	220,609	8.9%
Leasing consumer	1,467	182	12.4%
Mortgage	5,009,179	61,747	1.2%
Leasing mortgage	307,574	11,718	3.8%

	As of December 31, 2021
		Allowances
	Total Loans	for loan losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Commercial	1,484,606	377,418	25.4%
Leasing commercial	61,218	18,817	30.7%
Factoring commercial	14,856	5,260	35.4%
Student loans	554,096	23,443	4.2%
Consumer	2,824,936	189,440	6.7%
Leasing consumer	783	45	5.7%
Mortgage	5,931,804	65,684	1.1%
Leasing mortgage	313,167	11,614	3.7%

Consumer Loans — Models Based on Group Analysis

	As of December 31, 2019
		Allowances for loan
	Total Loans	losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Credit cards	537,741	35,046	6.5%
Lines of credit	248,678	24,240	9.8%
Other revolving	3,394	552	16.3%
Installment consumer loans	1,465,987	94,779	6.5%
Card loans	7,648	489	6.4%
Salary discount loans	330,257	22,140	6.7%
Renegotiation	201,406	78,944	39.2%
Others	5	—	—

	As of December 31, 2020
		Allowances for loan
	Total Loans	losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Credit cards	466,804	63,428	13.6%
Lines of credit	154,458	13,391	8.7%
Other revolving	2,680	269	10.0%
Installment consumer loans	1,311,198	68,891	5.3%
Card loans	3,522	1,048	29.8%
Salary discount loans	319,404	16,394	5.1%
Renegotiation	232,896	57,188	24.6%
Others	—	—	—

	As of December 31, 2021
		Allowances for loan
	Total Loans	losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Credit cards	607,931	39,862	6.6%
Lines of credit	144,917	10,038	6.9%
Other revolving	1,210	99	8.2%
Installment consumer loans	1,507,754	77,185	5.1%
Card loans	1,510	127	8.4%
Salary discount loans	391,577	18,848	4.8%
Renegotiation	170,037	43,281	25.5%
Others	—	—	—

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the dates indicated below, applying the classification explained in prior pages:

2019

	Corporate Portfolio										Group Portfolio
	Normal Portfolio					Impaired Portfolio					Normal	Impaired
As of December 31, 2019	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Total	Portfolio	Portfolio	Total	General Total

	(in millions of Ch$)
Loans and receivables from banks	—	4,570	37,725	14,340	—	—	—	—	—	56,635	—	—	—	56,635
Allowances for loan losses	—	4	58	177	—	—	—	—	—	239	—	—	—	239
As percentage of total loans	—%	0.09%	0.15%	1.23%	—	—	—	—	—	0.42%	—	—	—	0.42%
Loans and receivable from customers
Commercial loans:
Commercial loans	11,339	565,824	2,873,658	3,907,004	2,303,624	497,734	176,544	82,783	754,310	11,172,820	988,305	127,685	1,115,990	12,288,810
Foreign trade loans	90,944	63,956	282,215	328,146	250,042	32,251	13,738	267	26,113	1,087,672	20,979	518	21,497	1,109,169
Checking account debtors	—	288	31,161	24,726	31,864	6,628	3,569	371	5,532	104,139	42,011	8,126	50,137	154,276
Factoring operations	9,205	22,995	69,177	67,888	35,573	2,707	463	—	242	208,250	12,547	307	12,854	221,104
Student loans	—	—	—	—	—	—	—	—	—	—	576,029	78,692	654,721	654,721
Leasing transactions	—	3,935	112,762	305,023	353,768	78,534	21,911	8,166	51,442	935,541	64,199	5,469	69,668	1,005,209
Other loans and receivables	2	42	1,292	2,638	3,978	938	269	25	947	10,131	14,666	2,458	17,124	27,255
Subtotal Commercial loans	111,490	657,040	3,370,265	4,635,425	2,978,849	618,792	216,494	91,612	838,586	13,518,553	1,718,736	223,255	1,941,991	15,460,544
Allowances for loan losses	47	420	5,509	40,421	62,860	15,793	7,420	7,483	315,876	455,830	30,277	59,093	89,369	545,199
As percentage of total loans	0.04%	0.06%	0.16%	0.87%	2.11%	2.55%	3.43%	8.17%	37.67%	3.37%	1.76%	26.47%	4.60%	3.53%
Consumer loans	—	—	—	—	—	—	—	—	—	—	2,623,064	175,165	2,798,229	2,798,229
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	119,353	137,064	256,417	256,417
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	4.55%	78.25%	9.16%	9.16%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	4,644,274	231,767	4,876,041	4,876,041
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	34,693	43,808	78,501	78,501
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.75%	18.90%	1.61%	1.61%
Total loans and receivable to customers	111,490	657,040	3,370,265	4,635,425	2,978,849	618,792	216,494	91,612	838,586	13,518,553	8,986,074	630,187	9,616,261	23,134,814
Allowances for loan losses	47	420	5,509	40,421	62,860	15,793	7,420	7,483	315,876	455,830	184,323	239,964	424,287	880,117
As percentage of total loans	0.04%	0.06%	0.16%	0.87%	2.11%	2.55%	3.43%	8.17%	37.67%	3.37%	2.05%	38.08%	4.41%	3.80%

2020

	Corporate Portfolio										Group Portfolio
	Normal Portfolio										Normal	Impaired		General
	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Subtotal	Portfolio	Portfolio	Total	Total

As of December 31, 2020	(in millions of Ch$)
Loans and receivables from banks	—	—	7,131	—	—	—	—	—	—	7,131	—	—	—	7,131
Allowances for loan losses	—	—	10	—	—	—	—	—	—	10	—	—	—	10
As percentage of total loans	—%	—%	0.14%	—%	—	—	—	—	—	0.14%	—	—	—	0.14%
Loans and receivable from customers
Commercial loans:
Commercial loans	75,982	450,537	1,943,514	3,634,056	2,378,316	737,887	360,664	135,586	1,127,771	10,844,313	1,196,835	131,059	1,327,894	12,172,207
Foreign trade loans	86,639	58,437	122,366	248,956	230,882	63,693	14,570	—	2,386	827,929	14,842	4,315	19,157	847,086
Checking account debtors	—	—	1,412	11,007	13,414	7,533	2,757	807	4,297	41,227	22,485	6,414	28,899	70,126
Factoring operations	1,360	4,566	39,089	49,114	37,481	10,873	2,111	—	385	144,979	10,561	—	10,561	155,540
Student loans	—	—	—	—	—	—	—	—	—	—	521,846	72,842	594,688	594,688
Leasing transactions	—	1,355	75,481	279,461	280,605	99,300	51,653	24,978	67,420	880,253	56,112	4,624	60,736	940,989
Other loans and receivables	—	52	223	923	11,824	757	177	83	396	14,435	12,038	1,690	13,728	28,163
Subtotal Commercial loans	163,981	514,947	2,182,085	4,223,517	2,952,522	920,043	431,932	161,454	1,202,655	12,753,136	1,834,719	220,944	2,055,663	14,808,799
Allowances for loan losses	66	254	3,625	35,619	61,686	38,539	10,755	13,264	497,694	661,502	29,127	56,988	86,115	747,617
As percentage of total loans	0.04%	0.05%	0.17%	0.84%	2.09%	4.19%	2.49%	8.22%	41.36%	5.19%	1.59%	25.79%	4.19%	5.05%
Consumer loans	—	—	—	—	—	—	—	—	—	—	2,327,924	164,505	2,492,429	2,492,429
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	101,880	118,911	220,791	220,791
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	4.38%	72.28%	8.86%	8.86%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	5,083,078	233,675	5,316,753	5,316,753
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	29,842	43,623	73,465	73,465
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.59%	18.67%	1.38%	1.38%
Total loans and receivable to customers	163,981	514,947	2,182,085	4,223,517	2,952,522	920,043	431,932	161,454	1,202,655	12,753,136	9,245,721	619,124	9,864,845	22,617,981
Allowances for loan losses	66	254	3,625	35,619	61,686	38,539	10,755	13,264	497,694	661,502	160,849	219,522	380,371	1,041,873
As percentage of total loans	0.04%	0.05%	0.17%	0.84%	2.09%	4.19%	2.49%	8.22%	41.38%	5.19%	1.74%	35.46%	3.86%	4.61%

2021

	Corporate Portfolio										Group Portfolio
	Normal Portfolio										Normal	Impaired		General
	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Subtotal	Portfolio	Portfolio	Total	Total

As of December 31, 2021	millions of Ch$
Loans and receivables from banks	—	28,327	38,557	14,023	—	—	—	—	—	80,907	—	—	—	80,907
Allowances for loan losses	—	23	84	246	—	—	—	—	—	353	—	—	—	353
As percentage of total loans	—%	0.08%	0.22%	1.75%	—	—	—	—	—	0.44%	—	—	—	0.44%
Loans and receivable from customers
Commercial loans:
Commercial loans	94,155	479,911	2,187,855	3,922,941	2,174,196	819,148	419,752	128,757	1,024,332	11,251,047	1,312,658	100,618	1,413,276	12,664,323
Foreign trade loans	—	114,185	316,063	304,671	311,225	87,872	6,872	—	958	1,141,846	23,999	2,732	26,731	1,168,577
Checking account debtors	—	—	560	9,630	14,761	8,079	4,755	1,169	2,842	41,796	24,203	4,462	28,665	70,461
Factoring operations	10,694	28,203	42,950	51,831	73,433	20,878	255	39	528	228,811	14,856	—	14,856	243,667
Student loans	—	—	—	—	—	—	—	—	—	—	485,977	68,119	554,096	554,096
Leasing transactions	—	1,271	84,140	283,619	316,158	84,201	38,128	16,884	63,188	887,589	57,785	3,433	61,218	948,807
Other loans and receivables	38	43	355	1,431	3,207	1,067	268	39	357	6,805	14,647	1,287	15,934	22,739
Subtotal Commercial loans	104,887	623,613	2,631,923	4,574,123	2,892,980	1,021,245	470,030	146,888	1,092,205	13,557,894	1,934,125	180,651	2,114,776	15,672,670
Allowances for loan losses	45	336	5,729	45,193	68,978	36,245	10,564	12,352	417,337	596,779	38,473	45,777	84,250	681,029
As percentage of total loans	0.04%	0.05%	0.22%	0.99%	2.38%	3.55%	2.25%	8.41%	38.21%	4.40%	1.99%	25.34%	3.98%	4.35%
Consumer loans	—	—	—	—	—	—	—	—	—	—	2,706,428	119,291	2,825,719	2,825,719
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	97,425	92,060	189,485	189,485
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	3.60%	77.17%	6.71%	6.71%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	6,038,193	206,778	6,244,971	6,244,971
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	35,811	41,487	77,298	77,298
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.59%	20.06%	1.24%	1.24%
Total loans and receivable to customers	104,887	623,613	2,631,923	4,574,123	2,892,980	1,021,245	470,030	146,888	1,092,205	13,557,894	10,678,746	506,720	11,185,466	24,743,360
Allowances for loan losses	45	336	5,729	45,193	68,979	36,245	10,564	12,352	417,338	596,781	171,708	179,323	351,031	947,812
As percentage of total loans	0.04%	0.05%	0.22%	0.99%	2.38%	3.55%	2.25%	8.41%	38.21%	4.40%	1.61%	35.39%	3.14%	3.83%

Classification of Loan Portfolio Based on the Customer’s Payment Performance

The following tables set forth the amounts that are current as to payments and interest and the amounts that are overdue under IFRS, as of the dates indicated:

Total Loans

	As of December 31,
	2019	2020	2021

	(in millions of Ch$, except for percentages)
Current	21,867,833	21,403,564	23,683,993
Overdue 1-29 days	384,973	362,384	399,850
Overdue 30-89 days	228,343	348,151	194,696
Overdue 90-180 days	298,718	140,702	125,677
Overdue 181-240 days	64,964	42,154	33,254
Overdue 241-360 days	89,723	100,295	79,881
Overdue more than 360 days	200,260	220,731	226,009
Total loans (excludes interbank loans)	23,134,814	22,617,981	24,743,360

Analysis of Impaired Loans, Non-Performing Loans and Past Due Loans

The following tables analyze our impaired loans and past due loans and the allowances for loan losses existing as of the dates indicated:

	As of December 31,
	2019	2020	2021

	(in millions of Ch$ except for percentages)
Total loans (1)	23,134,814	22,617,981	24,743,360
Impaired loans (2)	1,468,775	1,821,779	1,598,925
Allowance for loan losses (3)	880,117	1,041,873	947,812
Impaired loans as a percentage of total loans	6.3%	8.1%	6.5%
Non-performing loans (4)	653,664	503,882	464,821
Non-performing loans as a percentage of total loans (4)	2.8%	2.2%	1.9%
Past due loans (5)	312,510	291,781	309,050
Past due loans as a percentage of total loans	1.4%	1.3%	1.2%
Allowance for loans losses as a percentage of:
Total loans	3.8%	4.6%	3.8%
Total impaired loans	60.6%	57.2%	59.0%
Total Non-performing loans	136.1%	206.8%	203.9%
Total amounts past due	284.7%	357.1%	306.7%
Reported ECL	880,117	1,041,873	947,812
Reported Coverage (Reported ECL/ loans and accounts receivable at amortized cost)	3.8%	4.6%	3.8%
Write-offs as a percentage of average loans
Commercial loans	0.8%	0.9%	0.6%
Mortgage loans	0.2%	0.2%	0.2%
Consumer loans	0.8%	0.9%	0.6%
(1)	Total loans as of December 31, 2019, 2020 and 2021 corresponds to loans and accounts receivable from customers at amortized cost according to IFRS 9.
(2)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations. For 2019, 2020 and 2021, impaired loans include loans classified in stage 3 according to IFRS 9.
(3)	Allowance for loan losses as of December 31, 2019, 2020 and 2021 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9.

(4)	Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue. Total loans in 2019, 2020 and 2021 corresponds to loans at amortized cost. Our loan portfolio classified as stage 3 under IFRS 9 was Ch$1,449,145 million as of December 31, 2021, Ch$1,325,218 million in 2020 and Ch$1,237,205 million in 2019 with an ECL coverage of 33.4% in 2021, 40.0% in 2020 and 34.9% in 2019.
(5)	Past due loans include all installments and lines of credit more than 90 days overdue. Past due loans do not include the aggregate principal amount of such loans.

The following table provides further information on our non-performing loans:

	Between	Between	Between	More than
As of December 31, 2019	90-180 days	181-240 days	241-360 days	360 days	Total

	(in millions of Ch$)
Commercial Loans	211,906	52,152	71,557	154,959	490,574
Mortgages Loans	46,997	9,236	12,771	33,645	102,649
Consumer Loans	60,441	—	—	—	60,441
Total loans (excludes interbank loans)	319,344	61,388	84,328	188,604	653,664

	Between	Between	Between	More than
As of December 31, 2020	90-180 days	181-240 days	241-360 days	360 days	Total

	(in millions of Ch$)
Commercial Loans	82,582	37,147	90,953	170,931	381,613
Mortgages Loans	13,148	4,888	9,341	49,798	77,175
Consumer Loans	28,256	122	—	16,716	45,094
Total loans (excludes interbank loans)	123,986	42,157	100,294	237,445	503,882

	Between	Between	Between	More than
As of December 31, 2021	90-180 days	181-240 days	241-360 days	360 days	Total

	(in millions of Ch$)
Commercial Loans	65,636	27,896	73,233	188,103	354,868
Mortgages Loans	18,248	5,194	6,628	37,908	67,978
Consumer Loans	41,792	163	20	—	41,975
Total loans (excludes interbank loans)	125,676	33,253	79,881	226,011	464,821

Analysis of Allowances for Loan Losses

The following sets forth the movements in our allowances for loan losses during the years ended December 31, 2019, 2020 and 2021, according to IFRS 9. For a description of the various categories mentioned below, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impairment Assessment.”

The following table sets forth information on allowances for loan losses:

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Balances as of January 1, 2019	—	46,153	87,457	133,610	138,492	232,447	263,571	634,510	768,120
Changes in the allowances
- Net transfers to stage 1	—	—	—	—	29,418	(23,245)	(6,173)	—	—
- Net transfer to stage 2	—	—	—	—	(14,077)	28,023	(13,946)	—	—
- Net transfer to stage 3	—	(22,642)	22,642	—	(5,171)	(29,876)	35,047	—	—
- Increases due to change in credit risk	—	1,216	62,685	63,901	19,691	80,613	105,143	205,447	269,348
- Decreases due to change in credit risk	—	(7,758)	(1,096)	(8,854)	(51,409)	(39,540)	(11,452)	(102,401)	(111,255)
- Charge-offs	—	—	(13,891)	(13,891)	(983)	(7,631)	(144,859)	(153,473)	(167,364)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	12,496	7,376	19,872	73,009	91,324	98,595	262,928	282,800
Financial assets that have been derecognized	—	(1,824)	(3,152)	(4,976)	(49,158)	(62,668)	(82,517)	(194,343)	(199,319)
Net transfer from (to) group assessed	—	933	—	933	—	(933)	—	(933)	—
Foreign exchange and other movements	—	13,426	(10,886)	2,540	5,603	(8,217)	37,861	35,247	37,787
Balances as of December 31, 2019	—	42,000	151,135	193,135	145,415	260,297	281,270	686,982	880,117

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Balances as of January 1, 2020	—	42,000	151,135	193,135	145,415	260,297	281,270	686,982	880,117
Changes in the allowances
- Net transfers to stage 1	—	—	—	—	49,315	(39,672)	(9,643)	—	—
- Net transfer to stage 2	(82)	82	—	—	(19,402)	36,007	(16,605)	—	—
- Net transfer to stage 3	(63)	(9,055)	9,118	—	(2,280)	(28,404)	30,684	—	—
- Increases due to change in credit risk	—	8,381	43,940	52,321	28,719	64,496	138,605	231,820	284,141
- Decreases due to change in credit risk	—	(4,761)	(2,088)	(6,849)	(59,996)	(37,255)	(8,515)	(105,766)	(112,615)
- Charge-offs	—	—	(198)	(198)	(1,390)	(14,707)	(158,261)	(174,358)	(174,556)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	(789)	(789)	(789)
New financial assets originated or purchased	46	12,567	104,044	116,657	80,071	118,827	99,210	298,108	414,765
Financial assets that have been derecognized	(500)	(4,873)	(61,022)	(66,395)	(50,438)	(68,536)	(59,044)	(178,018)	(244,413)
Net transfer from (to) group assessed	—	(3,009)	46,698	43,689	—	3,009	(46,698)	(43,689)	—
Foreign exchange and other movements	645	24,948	(36,509)	(10,916)	(4,553)	(13,652)	24,344	6,139	(4,777)
Balances as of December 31, 2020	46	66,280	255,118	321,444	165,461	280,410	274,558	720,429	1,041,873

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Balances as of January 1, 2021	46	66,280	255,118	321,444	165,461	280,410	274,558	720,429	1,041,873
Changes in the allowances	—	—	—		—	—	—
- Net transfers to stage 1	—	—	—	—	59,643	(54,981)	(4,662)	—	—
- Net transfer to stage 2	(434)	896	(462)	—	(14,455)	25,098	(10,643)	—	—
- Net transfer to stage 3	—	(38,161)	38,161	—	(3,441)	(27,535)	30,976	—	—
- Increases due to change in credit risk	551	13,174	30,885	44,610	18,682	67,529	103,802	190,013	234,623
- Decreases due to change in credit risk	—	(1,033)	(252)	(1,285)	(89,207)	(27,141)	(8,353)	(124,701)	(125,986)
- Charge-offs	—	—	(538)	(538)	(2,050)	(12,455)	(138,659)	(153,164)	(153,702)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	(26,842)	(26,842)	(26,842)
New financial assets originated or purchased	923	9,685	56,866	67,474	76,803	86,958	96,889	260,650	328,124
Financial assets that have been derecognized	(54)	(16,584)	(135,218)	(151,856)	(55,342)	(80,384)	(70,292)	(206,018)	(357,874)
Net transfer from (to) group assessed	—	—	—	—	—	—	—	—	—
Foreign exchange and other movements	441	7,182	(31,381)	(23,758)	1,420	5,967	23,967	31,354	7,596
Balances as of December 31, 2021	1,473	41,439	213,179	256,091	157,514	263,466	270,741	691,721	947,812

Our policy with respect to write-offs is as disclosed in Note 1(t) to our financial statement included herein. The following table shows the write-offs breakdown by loan category:

	As of December 31,
	2019	2020	2021

	(in millions of Ch$)
Consumer loans	160,700	153,187	144,443
Mortgage loans	7,381	9,006	10,092
Commercial loans	116,297	136,621	94,473
Total	284,378	298,814	249,008

The following table shows loan loss recoveries by loan category for the periods indicated:

	As of December 31,
	2019	2020	2021

	(in millions of Ch$)
Interbank loans	—	—	—
Consumer loans	33,661	32,779	35,150
Mortgage loans	2,791	2,558	5,500
Commercial loans	22,213	25,511	22,865
Total	58,665	60,848	63,515

Based on information available regarding our debtors, the Bank believes that our allowances for loan losses are sufficient to cover known probable losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31, 2019, 2020 and 2021, allowances for loan losses that were attributable to our commercial, consumer and mortgage loans as of each date. Under IFRS, the fair value of a loan portfolio acquired should be shown as recorded upon acquisition under IFRS 3, business combination.

	As of December 31, 2019
				Loans in
		Allowance Amount	Allowance Amount	category as
	Allowance	as a percentage of	as a percentage of	percentage of
	amount	loans in category	total loans	total

	(in millions of Ch$ except for percentages)
Commercial loans	545,199	3.5%	2.4%	66.7%
Consumer loans	256,417	9.2%	1.1%	12.1%
Residential mortgage loans	78,501	1.6%	0.3%	21.0%
Loans and receivables to banks	430	0.8%	0%	0.2%
Total allocated allowances	880,547	15.1%	3.8%	100%

	As of December 31, 2020
				Loans in
		Allowance Amount	Allowance Amount	category as
	Allowance	as a percentage of	as a percentage of	percentage of
	amount	loans in category	total loans	total

	(in millions of Ch$ except for percentages)
Commercial loans	747,617	5.0%	3.3%	65.5%
Consumer loans	220,791	8.9%	1.0%	11.0%
Residential mortgage loans	73,465	1.4%	0.3%	23.5%
Loans and receivables to banks	10	0.1%	0.0%	0.0%
Total allocated allowances	1,041,883	15.4%	4.6%	100.0%

	As of December 31, 2021
				Loans in
		Allowance Amount	Allowance Amount	category as
	Allowance	as a percentage of	as a percentage of	percentage of
	amount	loans in category	total loans	total

	(in millions of Ch$ except for percentages)
Commercial loans	681,029	4.3%	2.7%	63.1%
Consumer loans	189,485	6.7%	0.8%	11.4%
Residential mortgage loans	77,298	1.2%	0.3%	25.2%
Loans and receivables to banks	353	0.4%	0.0%	0.3%
Total allocated allowances	948,165	12.7%	3.8%	100.0%

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2019, 2020 and 2021.

	As of December 31,
	2019	2020	2021

	(in millions of Ch$)
Checking accounts	2,882,535	4,038,467	4,664,214
Other demand liabilities	1,990,913	2,158,939	2,911,881
Saving accounts	20,016	19,467	21,112
Time deposits	11,599,943	11,413,370	10,076,331
Other commitments	228	227	—
Total	16,493,635	17,630,470	17,673,538

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2021, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2021
			Foreign
	Ch$	UF	Currency	Total

	(In %)
Demand deposits	37.36	4.07	53.36	42.87
Savings accounts	—	0.00	0.29	0.12
Time deposits:
Maturing within 3 months	48.19	2.39	29.60	39.25
Maturing after 3 but within 6 months	6.28	0.22	6.65	6.25
Maturing after 6 but within 12 months	8.02	6.81	5.55	6.98
Maturing after 12 months	0.15	86.52	4.55	4.54
Total time deposits	62.64	95.93	46.35	57.01
Total deposits	100%	100%	100%	100%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2021.

	As of December 31, 2021
			Foreign
	Ch$	UF	Currency	Total

	(in millions of Ch$)
Maturing within 3 months	3,481,002	5,321	1,970,713	5,457,036
Maturing after 3 but within 6 months	597,540	97	437,981	1,035,618
Maturing after 6 but within 12 months	784,271	33,102	380,033	1,197,406
Maturing after 12 months	14,962	459,464	319,831	794,257
Total time deposits	4,877,775	497,984	3,108,558	8,484,317

In Chile, the government guarantees up to 100% of the aggregate amount of certain time deposits held by individuals in the Chilean banking system. The government guarantee covers those obligations with a maximum value, in each calendar year, of UF200 per person (Ch$6.2 million or US$7,343.3 as of December 31, 2021) in a single bank and UF400 per person (Ch$12.4 million or US$14,686.6 as of December 31, 2021) in the whole Chilean banking system. The following tables use an estimate of uninsured deposits which are not covered by the Chilean government guarantees:

As of December 31, 2021
(in millions of CH$)
Ch$

Insured deposits	211,919
Uninsured deposits	2,917,337
Of which:
Excees over guaranteed limit	427,409
Otherwise uninsured	2,532,772
Total	3,129,256

	As of December 31, 2021
			Foreign
	Ch$	UF	Currency	Total

Time deposits otherwise uninsured with a maturity of:
3 months or less	1,643,952	-	467,405	2,111,357
Over 3 months through 6 months	44,001	-	190,144	234,145
Over 6 months through 12 months	17,503	4,235	251,783	273,521
Over 12 months	461	221	297,632	298,314
Total	1,705,917	4,456	1,206,964	2,917,337

Minimum Capital Requirements

The following table sets forth our minimum capital requirements as of December 31, 2019, 2020 and 2021.

	As of December 31,
	2019	2020	2021

	(in millions of Ch$ except for
	percentages)
Net capital base	3,346,102	2,315,411	2,859,830
3% total assets net of provisions	(1,047,243)	(1,060,193)	(1,113,274)
Excess over minimum required equity	2,298,859	1,255,218	1,746,556
Net capital base as a percentage of the total assets, net of provisions	9.59%	655%	7.71%	%
Effective net equity	3,280,569	3,044,661	4,036,480
10% of the risk-weighted assets	(2,496,018)	(2,244,655)	(2,488,069)
Excess over minimum required equity	784,551	800,006	1,548,411
Effective equity as a percentage of the risk-weighted assets	13.1%	13.6%	16.2%

Our capital ratios levels increased from 13.1% to 13.6% between 2019 and 2020 and increased to 16.2% as of December 31, 2021.

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$1,090,457 million, Ch$1,223,485 million and Ch$1,359,468 million as of December 31, 2019, 2020 and 2021, respectively, in accordance with IFRS.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements.

The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2019		2020		2021
				Weighted		Weighted
		Weighted		Average		Average
		Average		Nominal		Nominal
	Year End	Nominal	Year End	Interest	Year End	Interest
	Balance	Interest Rate	Balance	Rate	Balance	Rate

	(in millions of Ch$ except for percentages)
Obligations under repurchase agreements	134,310	0.00%	638,851	0.03%	466,006	0.02%
Central Bank borrowings	—	—	—	—	—	—
Domestic interbank loans	—	—	—	—	—	—
Borrowings under foreign trade credit lines	956,147	0.00%	584,634	0.06%	893,462	0.02%
Total short-term borrowings	1,090,457	0.00%	1,223,485	0.06%	1,359,468	0.02%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	As of and for the Year Ended December 31,
	2019		2020		2021
				Weighted		Weighted
		Weighted		Average		Average
		Average		Nominal		Nominal
	Average	Nominal	Average	Interest	Average	Interest
	Balance	Interest Rate	Balance	Rate	Balance	Rate

	(in millions of Ch$ except for percentages)
Obligations under repurchase agreements	649,379	0.06%	598,204	0.04%	407,066	0.02%
Central Bank borrowings	66,015	0	—	0.00	—	—
Domestic interbank loans	54,170	0.15%	8,333	0.08%	—	—%
Borrowings under foreign trade credit lines	826,397	0.09%	916,580	0.04%	698,032	0.02%
Total short-term borrowings	1,595,961	0.08%	1,523,117	0.07%	1,105,098	0.02%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2019	Maximum 2020	Maximum 2021
	Month-End	Month-End	Month-End
	Balance	Balance	Balance

	(in millions of Ch$)
Obligations under repurchase agreements	1,005,514	885,195	695,034
Central Bank borrowings	—	—	—
Domestic interbank loans	180,025	100,000	—
Borrowings under foreign trade credit lines	999,229	1,087,699	989,360
Other obligations	14,057	13,378	42,435

C. ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our principal subsidiaries, as of the date of this Annual Report.

Itaú Corredores de Bolsa Ltda., Itaú Administradora General de Fondos S.A., Itaú Asesorías Financieras Ltda., Itaú Corredores de Seguros S.A. and Recaudaciones y Cobranzas Ltda. are incorporated and domiciled in Chile. Itaú Corpbanca New York Branch is incorporated and domiciled in the State of New York, United States. Itaú Corpbanca Colombia S.A., Itaú Securities Services Colombia S.A. Sociedad Fiduciaria, Itaú Comisionista de Bolsa Colombia S.A., Itaú Corredor de Seguros Colombia S.A., Itaú Asset Management Colombia S.A. Sociedad Fiduciaria and Itaú Holding Colombia S.A.S. are incorporated and domiciled in Colombia. Itaú (Panamá) S.A. is incorporated and domiciled in Panama.

For more information about the services our subsidiaries and our New York Branch provide see “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Financial Services Offered Through Subsidiaries”

D. PROPERTY

Our principal executive offices are located at Presidente Riesco 5537, Las Condes, Santiago, Chile since 2007. As of December 31, 2021, we owned 32 of the 303 properties where our branches and corporate facilities were located. Total space as of December 31, 2021 was approximately 163,113 square meters (1,755,734 square feet) from which 53%

was total branch space. Our branches are located throughout Chile, including the Santiago metropolitan region, and Colombia, including in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements, together with the notes thereto, included elsewhere in this Annual Report, and in conjunction with the information included under “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information.” Our consolidated financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 have been prepared in accordance with IFRS.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Cautionary Language Regarding Forward-Looking Information” and “Item 3D. Risk Factors.”

INTRODUCTION

We are a banking corporation organized under the laws of Chile. Our common shares are listed on the Santiago Stock Exchange and the Chilean Electronic Exchange, and our ADSs are listed on the NYSE. We are regulated by the CMF. We offer general commercial and consumer banking services and provide other services including factoring, collection, leasing, securities and insurance brokerage, asset management and investment banking.

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

Developments in the Chilean Economy

Chile suffered new waves of COVID-19 infections during 2021, but their impacts were alleviated by the successful vaccination plan. Specifically, the wave in the months of April-June presented weekly moving averages of 7,000 new cases, with percentage of ICU bed occupancy above 90% and a weekly average of deaths above 100. The foregoing gave rise to severe restrictions on mobility, with months in which more than 90% of the Chilean population were under quarantine, affecting households economically and socially. However, the successful vaccination program, under which Chile achieved one of the highest vaccination rates in the world, facilitated the containment of the spread. By August 2021, the country has come out of full lockdown.

The high levels of political-economic uncertainty significantly affected the markets in 2021. The different parliamentary initiatives that generated three pension fund withdrawals, together with the constitutional changes under discussion and the legislative and presidential elections, were the main sources of uncertainty. During 2021, a significant increase in long-term interest rates was observed, doubling the rates in some comparable economies. As a result, conservative pension funds experienced losses, and the cost of mortgage loans increased. On the other hand, there was a reduction in the appetite for local assets, favoring assets in foreign currency, with a greater demand for deposits and current accounts in U.S. dollars and for financial instruments that invest abroad. In addition, surveys indicate that a sizable share of companies decided to postpone investments in new projects due to political and economic uncertainty, although it is also likely that stricter local financial conditions have also influenced investment decisions.

After extraordinary growth in fiscal expenditure in 2021, a challenging fiscal consolidation is expected this year. The 2022 budget law requires expenditures of US$82.1 billion, representing a considerable contraction in real terms of 22.5% in relation to 2021. This sharp drop reflects the end of temporary measures to support households during the COVID-19 pandemic, including the $22 billion Emergency Family Income (IFE) cash transfer program, which will not be carried over to 2022. The sizeable fiscal stimulus in 2021 fueled spending growth of over 30%, putting the estimated structural deficit at 11.4% of GDP (8.8% more than 2020). The nominal fiscal deficit reached 7.6% of GDP in 2021 (from 7.3% in 2020). Looking ahead, the Chilean Ministry of Finance outlined a path of fiscal consolidation to reduce the structural deficit by 1% per year, from 3.9% estimated for 2022 to 0% in 2026. This implies further consolidation of spending during the next administration. The proposed fiscal path indicates an increase in gross public debt to 40.3% in 2023 and stabilizing around 40% towards 2024.

Economic growth in 2021 reached record rates. The Chilean economy registered economic growth of 11.7% in 2021, among the fastest annual growths in the world. The dynamism was mainly led by private consumption, especially demand for durable goods, which has exceeded the level registered before the 2019 social unrest and the COVID-19 pandemic by more than 60%. The swift recovery was driven by the rapid reopening of the economy and the significant liquidity injections for households both through tax policy measures, fiscal cash transfers, and pension fund withdrawals. Going forward, the fading of previous liquidity injections, a tightening of fiscal and monetary policies, and the persistence of high domestic uncertainty are consistent with weaker future growth. We expect a significant slowdown next year to 1.4%, with quarterly contractions throughout the year, while by 2023 lower growth would stabilize, reaching a rate of 0.7%.

The year 2021 ended with inflationary pressures not seen for 14 years. From the second half of the year, the Chilean economy began to experience a significant upward inflationary cycle, ending in December with a year-on-year inflation rate of 7.2%, the highest annual rate since 2008. Core inflation recorded an annual rate of 5.2%. Inflation expectations have increased significantly, reaching above the 3% target level at both the one- and two-year horizons. For 2022, it is estimated that the oil and food price would keep inflation elevated at 7.3%.

In line with the economic reopening, the labor market had a significant recovery, but still remains at below pre-pandemic levels. As mobility restrictions eased and domestic demand was boosted by liquidity injections, job openings increased throughout the year, leading to a sustained recovery in employment. Labor subsidies have also encouraged the creation of formal jobs.

The social unrest in late 2019 and the subsequent rewriting of the Constitution point towards the state playing a more important role in the provision of numerous services such as healthcare, housing, and pensions. The government, however, has less buffers to face these social challenges, and with the likelihood of a low-growth period ensuing amid elevated political uncertainty, public debt metrics are expected to continue to deteriorate. As a result, pressure on the sovereign’s credit rating is likely to persist.

Over the long term, copper supply from Chile as well as global demand for copper may go through structural changes. With the social demands for greater fiscal expenditure, the flagship state-owned copper producer Codelco could face difficulties to inject the necessary capital needed to modernize its operations and maintain production levels. At the same time, private investment in mining is likely to encounter a more challenging scenario, especially considering uncertainties related to more stringent environmental legislation and regulation, as well as discussions in the Chilean Congress towards a new mining tax, in addition to the current royalty tax. A meaningful increase of electric car usage and consumption of electronics may boost global demand for copper and lithium while lowering demand for oil, lifting Chile’s terms of trade, as Chile is an oil importer and has abundant lithium reserves. Fast progress towards renewable, cleaner sources of energy also presents opportunities to attract foreign investment.

Developments in the Colombian Economy

While the Colombian economy started 2021 on a recovery path, a third COVID-19 wave and social unrest disrupted progress during the second quarter of 2021. The third wave of the COVID-19 pandemic, starting in April, was more severe and prolonged than previous outbreaks, negatively affecting the economic recovery. Additionally, between May and mid-June, roadblocks as a result of protests against a proposed tax reform that would affect consumers, halted business operations and pushed consumer prices upwards. Despite these negative shocks, the activity rebound during the second half of 2021 was swift, supported by the relaxation of mobility restrictions, progress on vaccinations, significant stimulus measures and favourable terms-of-trade.

Consumption of goods was a key activity driver that supported GDP growth of 10.6% in 2021. While the labor market recovery stalled during the first half of 2021, with the economic reopening continuing in the second half of 2021, employment picked up. Meanwhile, the government stumbled in its plan to advance a sizeable structural tax that had aimed to fund the extension of some support measures implemented during the pandemic and to allocate more than 1% of GDP to a credible fiscal consolidation program. Although a modified reform was eventually passed during the second half of 2021 (at around two-thirds of the original initiative), a subsequent tax reform will be required to adequately address Colombia’s growing financing needs. Favorable terms of trade and strong carryover is expected to support economic growth expected at 4.5% in 2022.

The recovery in activity and pressures from both supply and demand once again led to a failure to meet the inflation target. The economic reopening, the pass-through of the exchange rate and the limitations of global supply resulted in an acceleration of consumer prices above 5.0% during the last months of 2021. Inflationary pressures are expected to increase in 2022 (to 6.5%), as a consequence of the indexation processes, the economic recovery and the elimination of subsidies and high energy prices.

Monetary expansion was present in 2021, but the gradual withdrawal of the stimulus began during the second half of 2021. With inflation increasing further above the target and a widening external deficit, the Colombian Central Bank's board of directors began withdrawing the monetary stimulus, raising it by 25 bps to 2.0% in September. Subsequently, it increased the policy rate by 100 bps in the fourth quarter of 2021, leaving a year-end rate of 3%, almost doubling the level seen a year earlier, but still remaining in expansionary terrain. We expect the cycle of normalization to continue. With the economic reopening consolidating, inflation on the rise and twin large deficits, we anticipate that the Colombian Central Bank will continue to raise interest rates (to 8%).

Risks for the Colombian economic outlook include the domestic political scenario, Venezuela’s crisis, and external financial conditions. The troubled political environment makes fiscal consolidation difficult, putting upward pressure on public debt, increasing credit risk premium and reducing potential growth. A further increase in the flow of Venezuelans to the country may put additional pressure on fiscal accounts, which may potentially be mitigated by the orderly integration of Venezuelan immigrants into the economy. The long-term challenges include export diversification, labor-market formalization and infrastructure advancement.

Impact of COVID-19 on the Economy

Global Context

The global economy entered into a strong recovery in 2021 despite the resurgence of COVID-19 in some areas and the spread of new COVID-19 variants, as a result of the successful deployment of COVID-19 vaccines, easing of COVID-19 related restrictions and continued economic relief measures in many countries. However, rising energy prices and widespread supply disruptions resulted in higher and more broad-based inflation than anticipated, notably in the United States and many emerging market and developing economies. Many developing economies started withdrawing fiscal and monetary policy support in the second half of 2021 to contain inflationary pressures, well before the recovery is complete.

Following the strong rebound in 2021, the global economy entered 2022 in a weaker position than previously expected. The rapid spread of the Omicron COVID-19 variant indicates that the COVID-19 pandemic will likely continue to disrupt economic activity in the near term. As the new Omicron variant spreads, some countries have reimposed mobility restrictions. As advanced economies are expected to lift policy rates, risks to financial stability and developing economies’ capital flows, currencies, and fiscal positions—especially with debt levels having increased significantly in the past two years—may emerge. The ongoing retrenchment of China’s real estate sector, pandemic-induced disruptions related to the zero-tolerance COVID-19 policy and slower-than-expected recovery of private consumption also have limited growth prospects. Other global risks may crystallize as geopolitical tensions remain high, and the ongoing climate emergency means that the probability of major natural disasters remains elevated.

Global growth is expected to decelerate in 2022 and 2023, as pent-up demand dissipates, and as fiscal and monetary support is unwound across the world. Our GDP growth forecasts are 3.0% for 2022, from 6.1% in 2021, at the global level; 5.3% from 8.1% in China; 3.0% from 5.2% in Europe; 3.2% from 5.7% in the U.S.; and 1.2% from 6.4% in Latin America.

Latin America Context

The Latin America and Caribbean region will likely see its pace of growth decelerate in 2022, after faster-than-expected growth on average in 2021. In 2021, many regional economies benefited from the sharp price rises in commodities prices. However, the region is facing a new wave of COVID-19 while governments look to taper pandemic spending. Uncertainty regarding the COVID-19 pandemic’s ongoing evolution, continued low investment and productivity and a slow recovery in employment, the persistence of the social effects prompted by the crisis, reduced fiscal space, increased inflationary pressures and financial imbalances will likely hinder growth in the region in 2022 and beyond.

Inflation

General

In the past, Chile experienced high levels of inflation, which significantly affected our financial condition and results of operations during such periods. In recent years, Chile has experienced relatively low inflation rates, with sporadic episodes where price growth deviated from the Central Bank of Chile’s 2%-4% target range. In 2018, 2019 and 2020 the inflation rate was 2.6%, 3.0%, and 3.0%, respectively. In 2021, inflation reached 7.2%, the highest level in 14 years, primarily as a result of increased public spending and individual withdrawals from private pension funds. Our results of operations reflect the effect of inflation in the following ways:

●	a substantial portion of our assets and liabilities are denominated in UF. The UF is a unit of account, the peso value of which is indexed daily to reflect inflation recorded in the previous month. The net increase or decrease in the nominal peso value of our UF-denominated assets and liabilities is reflected as income or loss in our income statement, and
●	the rates of interest earned and paid on peso-denominated assets and liabilities reflect, to a certain degree, inflation and expectations regarding inflation.

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

Colombia has experienced high levels of inflation prior to the COVID-19 pandemic amid its currency depreciation and supply-side shocks affecting food prices. Historically low inflation during 2020 was registered following the significant demand shock and various fiscal subsidies. The rate of inflation in Colombia in 2019 and 2020 was 3.80% and 1.61%, respectively. Inflation closed 2021 at 5.6%, the highest level since 2016, in part due to increases in minimum wage and global supply chain issues.

UF-Denominated Assets and Liabilities

The UF is revalued by the INE on a monthly basis. Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal Chilean peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$28,309.94, Ch$29,070.33 and Ch$30,991.74 as of December 31, 2019, 2020 and 2021, respectively. The effect of any changes in the nominal Chilean peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income is positively affected by increases in inflation to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities. Conversely, our net interest income will be negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$3,345,964 million, Ch$3,933,113 million and Ch$4,161,703 million during the years ended December 31, 2019, 2020 and 2021, respectively. See “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Selected Statistical Information— Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest Bearing Liabilities.”

Chilean Peso-Denominated Assets and Liabilities

Interest rates prevailing in Chile are materially affected by the current rate of inflation during the period and market expectations concerning future inflation. The responsiveness to such prevailing rates of our Chilean peso-denominated interest-earning assets and interest bearing liabilities varies. See “Item 5. Operating and Financial Review and Prospects—Interest Rates,” Item 5. Operating and Financial Review and Prospects —Results of Operations for the Years Ended December 31, 2019, 2020 and 2021” below and “Item 11. Quantitative and Qualitative Disclosures about Financial Risk.” We maintain a substantial amount of non-interest bearing Chilean peso-denominated demand deposits. The ratio of the average balance of such demand deposits to average interest-earning assets was 2.5%, 2.3% and 2.9% during the years ended December 31, 2019, 2020 and 2021, respectively. Because such deposits are not sensitive to inflation or changes in the market interest rate environment, any decline in interest rates or the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

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

As of March 31, 2022, the DTF rate was 4.86%. The Central Bank of Colombia also calculates the interbank rate (Interés Bancario de Referencia or “IBR”), which acts as a reference of overnight and one-month interbank loans, based on quotations submitted each business day by eight participating banks to the Central Bank of Colombia. Using a weighted average of the quotations submitted, the Central Bank of Colombia calculates the overnight IBR each business day. The one-month IBR is calculated each Tuesday. Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate (Interés Bancario Corriente), calculated as the average of the interest ordinarily charged by banks within a set period of time. The current banking interest rate is certified by the Colombian Financial Superintendency.

A significant portion of our banking subsidiaries’ assets are linked to the DTF; accordingly, changes in the DTF affect our banking subsidiaries’ net interest income. The DTF increased to 3.21% by the end of 2021 from 1.89% at the end of 2020, as a result of changing monetary conditions.

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar and the Colombian peso. Our reported income is affected by changes in the value of the Chilean peso with respect to foreign currencies (principally the U.S. dollar and Colombian peso) because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are converted to Chilean pesos in preparing our consolidated financial statements. The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. In the past, the Chilean peso has been subject to significant volatility when compared to the U.S. dollar. The exchange rate between the Chilean peso and the U.S. dollar as of December 31, 2019, 2020 and 2021 was Ch$744.62, Ch$710.73 and Ch$844.08 per US$1.00, respectively. The notable depreciation of the Chilean peso has been due to the global trade war that negatively affected copper prices, the social unrest in late 2019 that raised domestic uncertainty and an overall risk-off market sentiment for emerging currencies during the uncertainty surrounding the global pandemic. The several partial pension withdrawals played a role in shallowing the domestic financial market and significantly increased local liquidity. The Chilean peso may be subject to significant fluctuations in the future and we note that the Central Bank of Chile foreign exchange intervention strategy remains active with its utilization likely if the value of the Chilean Peso diverges significantly from its fundamental levels.

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2019, 2020 and 2021, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$951,558 million, Ch$1,625,828 million and Ch$1,924,397 million, respectively.

The risk-off mode due to mobility restriction measures worldwide led to further weakening of the Colombian peso in 2021. The peso traded at COP$4,013.51 per US$1.00 at the end of 2021, as compared to COP$3,483.54 per US$1.00 at the end of 2020 and COP$3,278.19 per US$1.00 at the end of 2019. The upcoming presidential and Congressional elections may impact the Colombian peso, preventing its meaningful appreciation.

Results of Operations for the Years Ended December 31, 2019, 2020 and 2021

Introduction

We ended 2021 with a Ch$273,805 million consolidated net income, an increase of Ch$1,099,960 million compared to December 31, 2020. This increase is mainly explained by a decrease in both operating expenses and provisions for loan losses.

We ended 2020 with a Ch$826,155 million consolidated net loss, a decrease of Ch$950,677 million compared to December 31, 2019. These losses are mainly explained by a post-tax non-cash impairment charge of Ch$731,189 million. That impact is composed of Ch$412,356 million as a result of a goodwill impairment of our estimated fair value of the cash generating unit for Chile; and of Ch$318,833 million as a result of impairment of goodwill and intangible assets from business combination of the cash generating unit for Colombia. Excluding this effect, the consolidated result as of December 2020 would have reached a net loss of Ch$94,966 million.

Net Income (Loss)

For the year ended December 31, 2021, our consolidated financial statements reported a consolidated net income of Ch$273,805 million, a Ch$1,099,960 million increase from our consolidated net loss of Ch$826,155 million in 2020. This increase is mainly explained by a decrease in both operating expenses and provisions for loan losses. In 2021, an improved credit cycle resulted in a decrease in provisions for loan losses for as compared to 2020. Also, operating expenses decreased as compared to 2020, primarily as a result of the post-tax non-cash impairment charge of Ch$731,189 million relating to a goodwill impairment of our estimated fair value of the cash generating unit for Chile and Colombia that we took in 2020.

We ended 2020 with a Ch$826,155 million consolidated net loss, a decrease of Ch$950,677 million compared to December 31, 2019. These losses are mainly explained by: (i) a post-tax non-cash impairment charge of Ch$731,189 million relating to a goodwill impairment of our estimated fair value of the cash generating unit for Chile and Colombia; and (ii) higher provisions for loan losses.

The following table sets forth the components of our net income for the years ended December 31, 2019, 2020 and 2021:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2019	2020	2021	2020/2019	2021/2020

	(in millions of Ch$ except for percentages)
Components of net income:
Net interest income	900,418	866,437	976,307	(3.8)%	12.7%
Net fees and commissions	174,404	140,999	153,542	(19.2)%	8.9%
Trading and Investment, foreign exchange gains and other operating income	216,232	102,001	234,353	(52.8)%	129.8%
Provisions for loan losses	(382,678)	(466,230)	(262,440)	11.3%	(43.7)%
Total operating expenses	(736,533)	(1,581,778)	(709,607)	114.8%	(55.1)%
Income (loss) before income taxes	171,843	(938,571)	392,155	(646.2)%	(141.8)%
Income (loss) from investment in associates	532	(2,794)	(287)	—%	(89.7)%
Income taxes	(47,853)	115,210	(115,631)	(340.8)%	(200.4)%
Income (loss) from continuing operations	124,522	(826,155)	276,237	(763.5)%	(133.4)%
Income (loss) from discontinued operations	—	—	—	—%	—%
Net income (loss) for the year	124,522	(826,155)	276,237	(763.5)%	(133.4)%

Net Interest Income

The following table sets forth the components of our net interest income for the years ended December 31, 2019, 2020 and 2021:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2019	2020	2021	2020/2019	2021/2020

	(in millions of Ch$ except for percentages)
Interest income	1,773,640	1,549,674	1,687,502	(12.6)%	8.9%
Interest expense	(873,222)	(683,237)	(711,195)	(21.8)%	4.1%
Net interest income	900,418	866,437	976,307	(3.8)%	12.7%

The following table sets forth information as to the components of our interest income for the years ended December 31, 2019, 2020 and 2021:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2019	2020	2021	2020/2019	2021/2020

	(in millions of Ch$ except for percentages)
Interest income	1,773,640	1,549,674	1,687,502	(12.6)%	8.9%
Average interest-earning assets:
Loans	22,239,619	23,462,068	23,355,058	5.5%	(0.5)%
Financial investments	2,829,393	3,782,456	3,790,952	33.7%	0.2%
Interbank deposits	192,210	140,543	55,623	(26.9)%	(60.4)%
Total average interest-earning assets	25,261,222	27,385,067	27,201,633	8.4%	(0.7)%

The following table sets forth information as to the components of our interest expense for the years ended December 31, 2019, 2020 and 2021:

				% Change	% Change
	For the year end December 31,			from	from
	2019	2020	2021	2020/2019	2021/2020

	(in millions of Ch$ except for percentages)
Interest expense	873,222	683,237	711,195	(21.8)%	4.1%
Average interest-earning liabilities:
Bonds	6,357,677	6,358,889	6,342,041	0.0%	(0.3)%
Time deposits	10,611,996	12,195,779	10,322,040	14.9%	(15.4)%
Central Bank borrowings	—	1,539,759	2,794,810	—%	—%
Repurchase agreements	716,190	598,204	407,066	(16.5)%	(32.0)%
Mortgage finance bonds	45,598	34,536	26,148	(24.3)%	(24.3)%
Commercial papers	—	—	—	—	—
Other interest-bearing liabilities	5,107,621	5,959,330	6,133,701	16.7%	2.9%
Total average interest-bearing liabilities	22,839,082	26,686,497	26,025,806	16.8%	(2.5)%

2021 Compared to 2020

Our net interest income (NII) was Ch$976,307 million for the year ended December 31, 2021, an increase of 12.7% as compared to Ch$866,437 million for the year ended December 31, 2020. The increase in NII was primarily the result of (i) an increase in inflation-related income in Chile and (ii) an increase in our loan portfolio in Chile. Lower time deposit volumes are the main reason for the decrease in our liabilities and interest expense that have offset the increase in monetary policy interest rates in Chile.

The aforementioned factors are part of the key drivers that combined had a total Ch$109,870 million impact on our net interest margin (net interest income divided by average interest-earning assets), resulting in an increase of 43 basis points to 3.59% in 2021 from 3.16% in 2020.

2020 Compared to 2019

Our net interest income (NII) was Ch$866,437 million for the year ended December 31, 2020, a decrease of 3.8% as compared to Ch$900,418 million for the year ended December 31, 2019. This decrease was primarily due to a change in credit portfolio mix, mainly due to the contraction of the consumer portfolio as a result of the COVID-19 pandemic and by a reduction in spreads from deposits resulting from the fall in interest rates. The decrease was partially offset by the positive impact that both loan and deposit volumes had on increasing our NII.

The aforementioned factors are part the of main drivers that had a total Ch$33,981 million impact on our net interest margin (net interest income divided by average interest-earning assets), resulting in a decrease of only 40 basis points to 3.16% in 2020 from 3.56% in 2019, demonstrating that our net interest margin rate has been largely resilient despite the fall in the monetary policy rate year-over-year.

Allowances for Loan Losses

Allowance for loan losses as of December 31, 2019, 2020 and 2021 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9.

The following table sets forth information relating to our allowances for loan losses as of December 31, 2019, 2020 and 2021 (at amortized cost according to IFRS 9):

				% Change	% Change
	As of December 31,			from	from
	2019	2020	2021	2020/2019	2021/2020

	(in millions of Ch$ except for percentages)
Total loans (excludes interbank loans)	23,134,814	22,617,981	24,743,360	(2.2)%	9.4%
Past due loans(1)	312,510	291,781	309,050	(6.6)%	5.9%
Non-performing loans(2)	653,664	503,882	464,821	(22.9)%	(7.8)%
Impaired loans(3)	1,468,775	1,821,779	1,598,925	24.0%	(12.2)%
Allowances for loan losses	880,117	1,041,873	947,812	18.4%	(9.0)%
Allowances for loan losses as a percentage of total loans	3.8%	4.6%	3.8%	17.8%	(17.4)%
Allowances for loan losses as a percentage of non-performing loans	134.6%	206.8%	203.9%	26.7%	(1.4)%
Allowances for loan losses as a percentage of impaired loans	59.9%	57.2%	59.3%	21.2%	3.7%
Non-performing loans as a percentage of total loans	2.8%	2.2%	1.9%	(7.0)%	(13.6)%
Allowances for loan losses as a percentage of past due loans	281.6%	357.1%	306.7%	(14.0)%	(14.1)%
Write-offs as a percentage of average loans
Commercial loans	0.8%	0.9%	0.6%	0.1%	(0.3)%
Mortgage loans	0.2%	0.2%	0.2%	0.1%	—
Consumer loans	0.8%	0.9%	0.6%	0.1%	(0.3)%
(1)	Past due loans include all installments and lines of credit more than 90 days overdue. Do not include the aggregate principal amount of such loans.
(2)	Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue.
(3)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations.

2021 Compared to 2020

Allowances for loan losses (excluding allowances for interbank loans) decreased by 9.0% to Ch$947,812 million as of December 31, 2021 compared to Ch$1,041,873 million as of December 31, 2020. Lower allowances for loan losses resulted primarily from a positive credit cycle. In 2020 we increased our allowances for loan losses to protect our balance sheet from possible impacts of the COVID-19 pandemic that could materialize in the future, considering the macroeconomic perspectives in Chile and Colombia, as well as specific aspects of the sector, product and client.

Our non-performing loans, as a percentage of total loans, decreased to 1.9% as of December 31, 2021 compared to 2.2% as of December 31, 2020. This decrease was primarily due to a decrease in commercial loans NPLs.

2020 Compared to 2019

Allowances for loan losses (excluding allowances for interbank loans) increased by 18.4% to Ch$1,041,873 million as of December 31, 2020, compared to Ch$880,117 million as of December 31, 2019. Higher allowances for loan losses resulted primarily from the credit cycle derived from the COVID-19 pandemic. In this scenario, we focused on properly reflecting these impacts in our models. We increased our allowances for loan losses to protect our balance sheet from possible impacts of the COVID-19 pandemic that could materialize in the future, considering the macroeconomic perspectives in Chile and Colombia, as well as specific aspects of the sector, product and client.

Our non-performing loans, as a percentage of total loans, decreased to 2.2% as of December 31, 2020 compared to 2.8% as of December 31, 2019. This decrease was the result of credit relief measures on one hand, but also from increasing payments from our customers, particularly due to higher liquidity derived from pension funds withdrawals approved by the Chilean government.

As part of the relief plan for our clients, we had granted payment holidays to some of our clients, which mainly consist of the postponement of one to six installments on their loans under certain conditions. As of December 31, 2020, we had rescheduled installments for an approximate amount of Ch$398,086 million. Additionally, under the FOGAPE COVID-19 credit lines program, as of December 31, 2020, we had carried out government-guaranteed operations for an aggregate amount of Ch$803,080 million.

Provisions for Loan Losses

2021 Compared to 2020

Provisions for loan losses decreased by 43.7% to Ch$262,440 million for the year ended December 31, 2021, compared to Ch$466,230 million for the year ended December 31, 2020. The decrease in our provisions for loan losses expense was primarily due to lower delinquency ratio of our retail portfolio during the year, which was positively affected by the economic support measures provided by the Chilean government to counteract the negative financial impact of the COVID-19 pandemic, namely withdrawals from pension accounts.

2020 Compared to 2019

Provisions for loan losses increased by 21.8% to Ch$466,230 million for the year ended December 31, 2020, compared to Ch$382,678 million for the year ended December 31, 2019. The increase in our provisions for loan losses expense was primarily due to economic environment which led to a significant parameters update seeking to adjust our forward looking provisioning model to protect the balance sheet.

Net Fees and Commission Income

2021 Compared to 2020

Our net service fee income (including income from financial advisory services) for the year ended December 31, 2021 was Ch$153,542 million, representing an 8.9% increase when compared to Ch$140,999 million for the year ended December 31, 2020. The increase in our net service fee income was driven primarily by the increase in card and insurance brokerage services and, to a lesser extent, financial advisory services. This reflects greater levels of economic activities in the second half of the year.

2020 Compared to 2019

Our net service fee income (including income from financial advisory services) for the year ended December 31, 2020 was Ch$140,999 million, representing a 19.2% decrease when compared to Ch$174,404 million for the year ended December 31, 2019. Our income from service fees during the year ended December 31, 2020 decreased by 16.3% to Ch$204,378 million from Ch$244,196 million for the year ended December 31, 2019. Our expenses from service fees decreased by 9.2% to Ch$63,379 million for the year ended December 31, 2020, from Ch$69,792 million for the year ended December 31, 2019.

The decrease in our net service fee income was driven primarily by lower economic activity and the consequent lower credit activity and the reduction in fees from financial advisory services and higher expenses from brokerage commissions.

Other Net Operating Income

The following table sets forth the components of our other net operating income for the years ended December 31, 2019, 2020 and 2021:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2019	2020	2021	2020/2019	2021/2020

	(in millions of Ch$ except for percentages)
Trading and investment income, net	143,634	110,887	55,910	(22.8)%	(49.6)%
Foreign exchange gains (losses), net	27,626	(74,464)	149,165	(369.5)%	(300.3)%
Other operating revenue	44,972	65,578	29,278	45.8%	(55.4)%
Trading and investment, foreign exchange gains and other operating income	216,232	102,001	234,353	(52.8)%	129.8%

2021 Compared to 2020

In the year ended December 31, 2021, trading and investment, foreign exchange gains and other net operating income increased by 129.8% to Ch$234,353 million from Ch$102,001 million in 2020. This increase was mainly the result of higher foreign exchange gains resulting from an appreciation of the U.S. dollar against the Chilean peso given that we have a net asset position in U.S. dollars.

2020 Compared to 2019

In the year ended December 31, 2020, trading and investment, foreign exchange gains and other net operating income decreased by 52.8% to Ch$102,001 million from Ch$216,232 million in 2019. This decrease was mainly the result of negative impacts resulting from higher market volatility in our treasury operations, particularly driven by the decrease in interest rates. This decrease is the result of greater uncertainty in the global markets, impacting interest rates (international and local) and lower results from derivatives contracts with clients, which led to a decrease in trading income.

The reversal in our foreign exchange results from a gain in 2019 to a loss in 2020 was primarily driven by the weakening of the U.S. dollar in Chile. This was partially offset by the increase in results from the sale of financial instruments at FVTOCI, which was driven by the repurchase of bonds from the Central Bank of Chile to increase liquidity in the local market.

Operating Expenses

The following table sets forth the components of our operating expenses for the years ended December 31, 2019, 2020 and 2021:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2019	2020	2021	2020/2019	2021/2020

	(in millions of Ch$ except for percentages)
Personnel salary and expenses	298,209	292,191	306,720	(2.0)%	5.0%
Administration expenses	248,881	257,753	257,970	3.6%	0.1%
Depreciation and amortization	127,166	126,444	101,583	(0.6)%	(19.7)%
Impairment	728	814,879	91	111,833.9%	(100.0)%
Other operating expenses	61,549	90,511	43,243	47.1%	(52.2)%
Total operating expenses	736,533	1,581,778	709,607	114.8%	(55.1)%

2021 Compared to 2020

Operating expenses decreased by 55.1% to Ch$710,114 million for the year ended December 31, 2021 from Ch$1,581,778 million for the year ended December 31, 2020. This decrease was primarily the result of the non-cash goodwill impairment we took in June 2020 as previously discussed above.

Additionally, depreciation and amortization expenses decreased by 19.7% as compared to 2020, mainly due to a decrease in our intangible assets as a result of the aforementioned impairment.

2020 Compared to 2019

Operating expenses increased by 114.8% to Ch$1,581,778 million for the year ended December 31, 2020 from Ch$736,533 million for the year ended December 31, 2019. This increase was primarily the result of the non-cash goodwill impairment previously mentioned. Excluding this impact of Ch$765,736 million (pre-tax), operating expenses would have increased by 10.8%. This increase is the result of one-time effects on provisions due to the restructuring of the footprint of our branches and corporate spaces as a consequence of the forthcoming adoption of the "Remote First" work model.

Additionally, our operating expenses were negatively impacted by severance expenses, which were caused by a 7.0% reduction in staff in order to simplify our organizational structure, which was the largest structural adjustment since the Merger.

Income Taxes

2021 Compared to 2020

Our income tax for the year ended December 31, 2021 was an expense of Ch$118,063 million compared to an income of Ch$115,210 million for the year ended December 31, 2020. This change is mostly explained by the net income in 2021 as opposed to the net loss for 2020. The latter was a result of the aforementioned goodwill impairment of our estimated fair value of our cash generating units in both Chile and Colombia.

2020 Compared to 2019

Our income tax for the year ended December 31, 2020 was an income of Ch$115,210 million compared to an expense of Ch$47,853 million for the year ended December 31, 2019. This change is mostly explained by net losses in the year as a result of the aforementioned goodwill impairment of our estimated fair value of the cash generating units for both Chile and Colombia.

Results of Our Operating Segments

The following discussion should be read in conjunction with our consolidated financial statements, especially Note 4 regarding segment information included elsewhere in this Annual Report. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set in forth in “Cautionary Language Regarding Forward-Looking Statements” and “Item 3D. Risk Factors.”

Overview

Reported segments are determined based on our operating segments: Chile—which includes our New York Branch—and Colombia. Each of Chile and Colombia mainly differentiates by the risks and returns that affect them in their own markets. Reported segments are in accordance with IFRS 8 “Operating Segments.” The description of each operating segment is as follows:

Chile: The Bank’s business activities in Chile take place mainly in the local market. The Bank has strategically aligned its operations into the following five business areas that are directly related to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking: (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking: (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other financial services.

The Bank manages these business areas using a reporting system for internal profitability. The operating results are reviewed regularly by the entity’s Chief Operating Decision Maker (CODM) for operating decisions as one single reporting segment, to decide about resource allocation for the segment and evaluate its performance.

Colombia: Colombia has been identified as a separate operating segment based on the business activities. Its operating results are regularly reviewed by the entity’s Chief Operating Decision Maker (CODM) for operating decisions as one single reporting segment, to decide on the resource allocation for the segment and evaluate its performance. Separate financial information is available for this reporting segment.

The commercial activities of this segment are carried out by Itaú Corpbanca Colombia S.A. and subsidiaries.

Year Ended December 31, 2019 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2019:

	For the year ended December 31, 2019
	Chile	Colombia	Total

	(in millions of Ch$)
Net interest income	614,186	286,232	900,418
Net fees and commissions	138,007	36,397	174,404
Net trading and investment income	152,600	(8,966)	143,634
Net foreign exchange gains (losses)	(24,389)	52,015	27,626
Other operating income	20,460	24,512	44,972
Provision for loan losses	(295,116)	(87,562)	(382,678)
Total operating income, net of provision for loan losses	605,748	302,628	908,376
Depreciation and amortization	(86,593)	(40,573)	(127,166)
Other operating expenses	(394,271)	(215,096)	(609,367)
Total operating expenses	(480,864)	(255,669)	(736,533)
Income before taxes	124,884	46,959	171,843
Income (loss) taxes	800	(268)	532
Income from continuing operations	(33,393)	(14,460)	(47,853)
Income (loss) discontinued operations	92,291	32,231	124,522
Net income for the year	—	—	—
Average loans	92,291	32,231	124,522
Average investments	17,491,160	4,748,459	22,239,619

Year Ended December 31, 2020 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2020:

	For the year ended December 31, 2020
	Chile	Colombia	Total

	(in millions of Ch$)
Net interest income	626,214	240,223	866,437
Net fees and commissions	108,140	32,859	140,999
Net Trading and investment income	25,031	85,856	110,887
Net foreign exchange gain (loss)	(20,491)	(53,973)	(74,464)
Other operating income	16,588	48,990	65,578
Provision for loan losses	(310,429)	(155,801)	(466,230)
Total operating income, net of provision for loan losses	445,053	198,154	643,207
Depreciation and amortization	(96,117)	(30,327)	(126,444)
Other operating expenses	(457,174)	(357,705)	(814,879)
Total operating expenses	(438,978)	(201,477)	(640,455)
Income before taxes	(992,269)	(589,509)	(1,581,778)
Income from investment in associates and other companies	(547,216)	(391,355)	(938,571)
Income (loss) taxes	(2,794)	—	(2,794)
Income from continuing operations	73,965	41,245	115,210
Income (loss) discontinued operations	(476,045)	(350,110)	(826,155)
Net income for the year	—	—	—
Average loans	(476,045)	(350,110)	(826,155)
Average investments	18,792,888	4,669,180	23,462,068

Year Ended December 31, 2021 Results

The following table presents summary information related to each of our operating segments for the year ended December 31, 2021:

	For the year ended December 31, 2021
	Chile	Colombia	Total

	(in millions of Ch$)
Net interest income	743,278	233,029	976,307
Net fees and commissions	123,612	29,930	153,542
Net Trading and investment income	11,934	43,976	55,910
Net foreign exchange gain (loss)	169,188	(20,023)	149,165
Other operating income	15,295	13,983	29,278
Provision for loan losses	(184,155)	(78,285)	(262,440)
Total operating income, net of provision for loan losses	879,152	222,610	1,101,762
Depreciation and amortization	(82,479)	(19,104)	(101,583)
Impairment	(90)	(1)	(91)
Other operating expenses	(420,872)	(187,061)	(607,933)
Total operating expenses	(503,441)	(206,166)	(709,607)
Income (loss) before taxes	375,711	16,444	392,155
Income (loss) from investment in associates	(1,610)	1,323	(287)
Income taxes	(118,366)	2,735	(115,631)
Income (loss) from continuing operations	255,735	20,502	276,237
Income (loss) discontinued operations	—	—	—
Net income (loss) for the year	255,735	20,502	276,237
Average loans	18,875,852	4,479,206	23,355,058
Average investments	3,243,999	910,094	4,154,093

Analysis of Segment Results

2021 Compared to 2020

We ended 2021 with a Ch$273,805 million consolidated net income, an increase of Ch$1,099,960 million as compared to the year ended December 31, 2020, which consisted of a gain of Ch$260,624 million in Chile and a gain of Ch$13,181 million in Colombia.

Our results in both Chile and Colombia benefited from a decrease in operating expenses and provisions for loan losses. In terms of operating expenses, we benefited in 2021 because operating expenses were significantly impacted in 2020 by the previously mentioned impairment of our estimated fair value of our cash generating units in both countries. In terms of provisions for loan losses, the decrease was due to an improved credit cycle in both countries.

2020 Compared to 2019

We ended 2020 with a Ch$826,155 million consolidated net loss, a decrease of 950,677 million as compared to the year ended December 31, 2019, which consisted of a loss of Ch$476,045 million in Chile and a loss of Ch$350,110 million in Colombia.

Our results in Chile were mainly impacted by the Ch$412,356 million (post tax) aforementioned impairment of goodwill and intangibles from business combinations and also by the increase in provision for loan losses, primarily as a result of the negative affect the COVID-19 pandemic had on the quality of our loan portfolio given an increase in credit risk, among other items.

In 2020, net income for Colombia decreased by Ch$382,341 million, mainly due to the non-cash impairment of Ch$318,833 million (post tax) of goodwill and intangibles from business combinations and also by the increase in provision for loan losses. Operating expenses also increased by 130.6% the impact of the impairment described above as compared to the year ended December 31, 2019.

In addition, the economic volatility in 2020 due to the COVID-19 pandemic was important part of the decrease in operating results and therefore in the profitability of our operation in both countries in 2020.

B. LIQUIDITY AND CAPITAL RESOURCES

We maintain adequate liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital requirements.

Sources of Liquidity

Our funding strategy aims for diversification of counterparties and maturities, both in the domestic and foreign markets. We are permanently monitoring the main vulnerability factors that could affect our current and potential capacity to obtain funding. Our objective is to ensure a diversified funding base by tenors within our risk appetite framework and cost structure. Stable and diversified financing is obtained through different sources in terms of providers, products and markets. In this way, we have generated robust liquidity levels to face potential liquidity stress scenarios.

Regarding mismatches, our Assets and Liabilities Committee (ALCO) defines the limit framework. Within this framework, each unit manages term mismatches. Once the ALCO has set the limits of term mismatches, they are confirmed by our board of directors.

From a liquidity point of view, the ALCO also proposes to the board of directors the liquidity reserves that each unit must maintain and manage. The determination of these limits depends, among other things, on the maturity structure for the next 30 days, on the type of customers holding short-term deposits and on-demand deposits and on other obligations we maintain. The ALCO also defines the type of eligible instruments to be considered liquidity reserves, and it periodically monitors the liquidity levels maintained at all time. Compliance with the entire limit structure is monitored daily by our Market Risk department.

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

Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. In this context, in 2021 demand deposits continued to grow driven by the withdrawal of pension fund moneys and other direct transfers to households. Interbank borrowings and bonds have also expanded. On the other hand, time deposits have decreased, despite rising interest rates. The monetary policy interest rate rose from 0.5% in December 2020 to 4.0% in December 2021.

Our strategy in terms of bond issuances is to seek longer maturity tenors and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads obtained in these issuances have allowed an improvement in the cost of funds. In 2021, we have issued bonds for (i) UF 23.5 million (equivalent to Ch$728,306 million and US$856.6 million) and (ii) Ch$60,000 million, which in total are equivalent to US$927 million.

Capital

As of December 31, 2021, our shareholders’ equity was in excess of that required by Chilean regulatory requirements. According to the Chilean General Banking Act (as amended, including by Law No. 21,130), as a general rule a bank must have (i) an effective net equity of at least 8% of its risk-weighted assets, net of required reserves, and (ii) paid-in capital and reserves (basic capital) not lower than (y) 4.5% of its risk weighted assets and (z) 3% of its total assets, in both cases, net of required reserves. Nevertheless, when approving the Merger, the former SBIF required that Itaú Corpbanca must have an effective net equity of at least 10% of its risk-weighted assets, net of required reserves. See “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information” in this Annual Report for additional information regarding events in which a higher effective net equity and/or a higher basic capital may be required and detail on certain regulations that were issued by the CMF during 2020, which may impose additional capital and reserve requirements.

The calculation of the effective net equity does not include the capital contributions made to subsidiaries of a bank and is made on a consolidated basis rather than on a separated basis.

Reserves

Under the Chilean General Banking Act, (1) a bank must have a minimum effective net equity (Patrimonio Efectivo) of at least 8% of its risk weighted assets, net of required allowance for loan losses, as calculated in accordance with Chilean Banking GAAP; and (2) a bank’s paid-in capital and reserves, or basic capital (Capital Básico), must not be lower than 4.5% of its risk weighted assets and 3% of its total assets, in both cases, net of required allowance for loan losses.

Note that in certain instances, a higher effective net equity and/or a higher basic capital may be required. In addition, certain regulations that were issued by the CMF during 2020 and 2021 may impose additional capital and reserve requirements. For further information, please see “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information” in this Annual Report.

The following table sets forth our minimum capital requirements as of the dates indicated. See Note 36 to our consolidated financial statements included herein for a description of the minimum capital requirements.

	As of December 31,
	2019	2020	2021

	(in millions of Ch$ except
	for percentages )
Net capital base	3,346,102	2,315,411	2,859,830
3% total assets net of provisions	(1,047,243)	(1,060,193)	(1,113,274)
Excess over minimum required equity	2,298,859	1,255,218	1,746,556
Net capital base as a percentage of the total assets, net of provisions	9.59%	6.55%	7.71%
Effective net equity	3,280,569	3,044,661	4,036,480
10% of the risk-weighted assets	(2,496,018)	(2,244,655)	(2,488,069)
Excess over minimum required equity	784,551	800,006	1,548,411
Effective equity as a percentage of the risk-weighted assets	13.1%	13.6%	16.2%

As of December 31, 2021, we fully complied with all of the above capital adequacy requirements. Our capital ratio levels increased to 16.2% in 2021 when compared to 13.6% in 2020, primarily due to the capital increase, net income of the year, and an increase in computable subordinated debt (FX effect). This was partially offset by an increase of RWA (Risk-Weighted assets) related to the introduction of new RWA for market and operational risk.

Financial Investments

Since 2018, our financial investments are classified into measurement categories based on both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For additional details on our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2019, 2020 and 2021, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Investment Portfolio.”

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

Cash Flow

The tables below set forth information about our main sources and uses of cash. No legal or economic restrictions exist on the ability of our Chilean subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations in the Chilean Corporations Law regarding loans to related parties, and dividend payments. In addition, no legal or economic restrictions exist on the ability of our Colombian subsidiaries to transfer funds to us in the form of cash dividends. However, in the case of Itaú Corpbanca Colombia, there is a possibility that shareholders may vote to capitalize such dividends either for growth or to meet capital adequacy requirements following Basel standards. Itaú Corpbanca Colombia may also transfer funds to Itaú Corpbanca in the form of loans, as long as they abide by the regulations in the Colombian financial law regarding loans to related parties. Colombian subsidiaries (other than Itaú Corpbanca Colombia) may not transfer funds to us in the form of loans, due to their limited corporate purpose.

Net Cash (Used in) Provided by Operating Activities

	For the Year Ended December 31,
	2019	2020	2021

	in millions of Ch$
Net cash (used in) provided by operating activities	354,497	1,432,755	(1,189,252)

Our net cash used in operating activities for the year ended December 31, 2021 decreased from Ch$1,432,755 million in 2020 to Ch$(1,189,252) million in 2021. This decrease in net cash used in operating activities was mainly due to an increase in our loan portfolio mainly driven by a positive GDP trend in last quarter of 2021.

Net Cash (Used in) Provided by Investing Activities

	For the Year Ended December 31,
	2019	2020	2021

	in millions of Ch$
Net cash (used in) provided by investing activities	(315,627)	(66,306)	(46,178)

Our net cash used in investing activities decreased from Ch$(66,306) million for the year ended December 31, 2020 to Ch$(46,178) million for the year ended December 31, 2021. This decrease in net cash used in investing activities was mainly due to acquisition of software and IT equipment in line with our digitization process.

Net Cash (Used in) Provided by Financing Activities

	For the Year Ended December 31,
	2019	2020	2021

	in millions of Ch$
Net cash (used in) provided by financing activities	(69,923)	1,569,735	1,813,707

Our net cash used in financing activities increased from Ch$1,569,735 million for the year ended December 31, 2020 to Ch$1,813,707 million for the year ended December 31, 2021. This increase in net cash used in financing activities was mainly due to our capital increase process completed during the fourth quarter of 2021 and borrowings obtained from the Central Bank of Chile, which corresponds to funds obtained through the new Conditional Funding Facility (FCIC) and the Liquidity Credit Line (LCL), granted by the Central Bank of Chile.

Deposits and Other Borrowings

The following table sets forth our average month-end balance of our liabilities for the years ended December 31, 2019, 2020 and 2021, in each case together with the related average nominal interest rates paid thereon.

	As of December 31,
	2019			2020			2021
			Average			Average			Average
	Average	Interest	Normal	Average	Interest	Normal	Average	Interest	Normal
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(in millions of Ch$ except for percentages)
Time deposits	10,611,996	377,090	3.6%	12,195,779	267,482	2.2%	10,322,040	172,504	1.7%
Central Bank borrowings	—	—	—	1,539,759	7,162	1	2,794,810	13,903	0.5%
Repurchase agreements	716,190	26,349	3.7%	598,204	8,622	1.4%	407,066	5,789	1.4%
Mortgage finance bonds	45,598	1,993	4.4%	34,536	1,262	3.7%	26,148	2,214	8.5%
Bonds	6,357,678	340,480	5.4%	6,358,889	290,727	4.6%	6,342,041	451,559	7.1%
Commercial papers	—	—	—	—	—	—	—	—	—
Other interest bearing-liabilities	5,107,621	122,230	2.4%	5,959,330	107,982	1.8%	6,133,701	65,226	1.1%
Subtotal interest-bearing liabilities	22,839,083	868,142	3.8%	26,686,497	683,237	2.6%	26,025,806	711,195	2.7%
Non-interest bearing liabilities:
Non-interest bearing deposits	2,322,079			2,517,195			2,793,592
Derivatives	2,076,047			4,320,679			2,796,132
Other non-interest bearing liabilities	936,765			942,243			1,080,294
Shareholders’ equity	3,586,220			2,875,406			2,591,069
Subtotal non-interest bearing liabilities	8,921,111			10,655,523			9,261,087
Total	31,760,194	868,142		37,342,020	683,237		35,286,893	711,195

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost, their availability and our general asset and liability management strategy. Our most important source of funding is our time deposits. Time deposits represented 39.7% of our average interest bearing liabilities for the year ended December 31, 2021. We continue to place special emphasis on increasing deposits from retail customers, which consist primarily of checking accounts that do not bear interest and accordingly represent an inexpensive source of funding for us. Our total checking accounts and other demand liabilities increased by 22.2% as of December 31, 2021 compared to December 31, 2020. To the extent that these types of deposits represent a larger percentage of our funding base, the percentage represented by time deposits is expected to decrease and, accordingly, we believe that the materiality to our business of uncertainties relating to rolling over deposits will be diminished. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of letters of credit loans in Chile’s domestic capital markets. Management believes that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Total Borrowings

The following tables set forth the long-term, short-term and total outstanding amounts of our principal categories of borrowings for the years ended December 31, 2019, 2020 and 2021.

	As of December 31, 2019
	Long term	Short term	Total
	millions of Ch$	millions of Ch$	millions of Ch$
Loans obtained from the Chilean Central Bank(a)	—	—	—
Obligations under repurchase agreements	—	559,457	559,457
Loans obtained from domestic financial institutions(b)	—	—	—
Loans obtained from foreign financial institutions(b)	649,005	1,997,751	2,646,756
Letters of credit(c)	33,046	7,887	40,933
Bonds(d)	4,645,463	643,621	5,289,084
Subordinated bonds(e)	1,078,339	—	1,078,339
Other financial obligations(f)	—	12,966	12,966
Total borrowings	6,405,853	3,221,682	9,627,535

	As of December 31, 2020
	Long term	Short term	Total
	millions of Ch$	millions of Ch$	millions of Ch$
Loans obtained from the Chilean Central Bank(a)	2,257,226	—	2,257,226
Obligations under repurchase agreements	—	638,851	638,851
Loans obtained from domestic financial institutions(b)	—	—	—
Loans obtained from foreign financial institutions(b)	2,856,838	942,140	3,798,978
Letters of credit(c)	24,251	6,595	30,846
Bonds(d)	4,771,301	321,678	5,092,979
Subordinated bonds(e)	1,081,031	—	1,081,031
Other financial obligations(f)	—	13,123	13,123
Total borrowings	10,990,647	1,922,387	12,913,034

	As of December 31, 2021
	Long term	Short term	Total
	millions of Ch$	millions of Ch$	millions of Ch$
Loans obtained from the Chilean Central Bank(a)	3,007,242	—	3,007,242
Obligations under repurchase agreements	—	466,006	466,006
Loans obtained from domestic financial institutions(b)	—	—	—
Loans obtained from foreign financial institutions(b)	3,197,777	1,720,646	4,918,423
Letters of credit(c)	17,226	6,809	24,035
Bonds(d)	5,079,510	506,250	5,585,760
Subordinated bonds(e)	1,147,597	5,448	1,153,045
Other financial obligations(f)	—	42,435	42,435
Total borrowings	12,449,352	2,747,594	15,196,946

(a)   Loans obtained from the Chilean Central Bank

Central Bank borrowings include liquidity facilities for banks (FCIC and LCL programs) aimed to promote credit and mitigate pandemic effects on the economy. The maturities of the outstanding amounts due are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2019	2020	2021
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
Loans obtained from Chilean Central Bank	—	2,257,226	3,007,242
Total	—	2,257,226	3,007,242

(b)   Loans obtained from domestic and foreign financial institutions (foreign borrowings)

These are short-term and long-term borrowings from domestic and foreign banks used to fund our foreign trade business. The maturities of the outstanding amounts are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2019	2020	2021
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
Due within 1 year	1,997,751	942,140	1,720,646
Due after 1 year but within 2 years	442,784	962,045	536,411
Due after 2 years but within 3 years	83,908	8,764	2,604,282
Due after 3 years but within 4 years	80,073	1,847,890	16,712
Due after 4 years but within 5 years	7,521	15,675	29,271
Due after 5 years	34,719	22,464	11,101
Total	2,646,756	3,798,978	4,918,423

(c)   Mortgage finance bonds

These securities are used to finance mortgage loans. The range of maturities of these securities is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

	As of	As of	As of
	December 31,	December 31,	December 31,
	2019	2020	2021
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
Due within 1 year	7,887	6,595	6,809
Due after 1 year but within 2 years	6,508	5,638	4,842
Due after 2 years but within 3 years	6,072	5,068	3,582
Due after 3 years but within 4 years	5,524	4,544	3,402
Due after 4 years but within 5 years	5,121	3,484	1,450
Due after 5 years	9,821	5,517	3,950
Total mortgage finance bonds	40,933	30,846	24,035

(d)   Bonds

The bonds are denominated principally in UFs and are primarily used to fund assets with similar durations. The maturities of these bonds are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2019	2020	2021
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
Due within 1 year	643,621	321,678	506,250
Due after 1 year but within 2 years	323,921	486,427	319,656
Due after 2 years but within 3 years	608,342	309,111	652,472
Due after 3 years but within 4 years	282,882	589,699	464,006
Due after 4 years but within 5 years	478,634	592,851	1,083,803
Due after 5 years	2,951,684	2,793,213	2,559,573
Total bonds	5,289,084	5,092,979	5,585,760

The following table sets forth our bonds issued as of the dates indicated. In 2021, the Bank issued bonds in UF for UF23.5 million and in Chilean peso for Ch$60,000 million, detailed as follows:

				As of December 31,
	Expiration	Interest		2019	2020	2021
	Date	rate	Currency	millions of Ch$	millions of Ch$	millions of Ch$
A	7-1-2017	3.75%	UF	—	—	—
B	10-1-2017	3.50%	UF	—	—	—
E	6-1-2032	5.00%	UF	44,680	45,771	48,126
F	1-1-2032	4.00%	UF	28,894	29,646	31,241
G	3-1-2032	4.00%	UF	44,749	45,859	48,275
H	9-1-2015	3.00%	UF	—	—	—
I	10-1-2030	4.00%	UF	29,442	30,184	31,785
J	1-1-2031	4.00%	UF	29,089	29,821	32,013
K	6-1-2021	3.50%	UF	28,534	29,363	—
L-2	10-1-2022	3.50%	UF	28,174	29,006	31,211
M-2	10-1-2018	3.50%	UF	—	—	—
N	5-1-2019	3.50%	UF	—	—	—
O	3-1-2021	3.50%	UF	28,278	29,120	—
P	3-1-2026	3.75%	UF	28,266	29,046	31,231
Q-1	3-1-2023	3.75%	UF	28,448	29,226	30,841
R-2	2-1-2028	3.75%	UF	28,379	29,155	30,766
S	9-1-2020	3.50%	UF	28,425	—	—
T	9-10-2022	3.50%	UF	28,371	29,170	30,812
U	9-1-2024	3.75%	UF	28,193	28,991	31,193
V	9-1-2027	3.75%	UF	27,997	28,796	30,992
W	9-1-2029	3.75%	UF	27,946	28,738	30,925
X	3-1-2024	3.80%	UF	56,966	58,462	62,789
Y	3-1-2028	3.80%	UF	56,861	58,385	62,738
Z	2-1-2033	3.80%	UF	28,681	29,437	31,614
AA	6-1-2018	6.70%	CLP	—	—	—
AB	10-1-2029	3.80%	UF	44,475	45,526	47,882
AC	10-1-2033	3.80%	UF	58,698	60,187	63,401
AF	6-1-2022	3.50%	UF	57,190	58,560	62,686
AG	6-1-2024	3.50%	UF	172,751	176,870	189,295
AH	6-1-2029	3.60%	UF	199,611	59,854	64,092
AI	4-1-2020	3.50%	UF	143,199	—	—
AJ	6-1-2025	3.60%	UF	58,214	59,528	63,653
AL-2	7-1-2025	3.50%	UF	58,235	59,692	61,654

Subtotal Former Banco Itaú Chile				1,422,746	1,138,393	1,149,215

BCORAF0710	7-1-2017	3.00%	UF	—	—	—
BCORAG0710	9-10-2018	3.00%	UF	—	—	—
BCORAI0710	7-1-2020	3.00%	UF	207,682	204,929	—
BCOR-L0707	7-1-2017	3.40%	UF	—	—	—
BCORAJ0710	8-3-2021	3.00%	UF	109,371	111,621	—
BCOR-P0110	7-9-2020	7.30%	CLP	23,817	—	—
BCORBW0914	8-30-2020	5.00%	CLP	47,324	—	—
BCOR-R0110	7-9-2020	4.00%	UF	145,243	—	—
BCORUSD0118	1-15-2018	3.13%	USD	—	—	—
BCORUSD0919	9-22-2019	3.88%	USD	—	—	—
BCORAL0710	8-3-2023	3.00%	UF	117,254	119,754	126,946
BCORAN0710	7-1-2025	3.00%	UF	251,430	256,847	272,498
BCORAO0710	7-1-2026	3.00%	UF	339,773	347,543	368,995
BCORBX0914	8-30-2021	5.00%	CLP	103,454	102,322	—
BCORCA0914	9-1-2024	5.00%	CLP	100,502	96,124	97,692
BCORAR0710	7-1-2029	3.00%	UF	224,871	229,870	243,908
BCORBZ0914	9-1-2023	5.00%	CLP	102,595	100,843	101,851
BCORBY0914	9-1-2022	5.00%	CLP	103,391	100,703	102,096
BCORAP0710	7-1-2027	3.00%	UF	396,368	404,108	427,637
BCORAQ0710	7-1-2028	3.00%	UF	366,878	374,286	396,342
BCORAK0710	7-1-2022	3.00%	UF	178,553	180,862	190,108
BCORAM0710	7-1-2024	3.00%	UF	152,078	154,269	162,448
BITACV0418	10-9-2029	2.00%	UF	114,282	117,305	210,264
BITACU0418	10-9-2028	2.00%	UF	114,276	117,293	124,983
BITACW0418	10-9-2030	2.00%	UF	72,589	74,414	292,668
BITACS0418	10-9-2026	2.00%	UF	60,278	152,160	161,115
BITACR0418	10-9-2025	2.00%	UF	—	151,340	129,393
BITADB0919	10-9-2026	0.75%	UF	—	—	156,502
BITADD0919	10-9-2026	0.75%	UF	—	—	120,859
BITACT0418	10-9-2027	2.00%	UF	—	—	117,180
BITACN0419	5-1-2026	2.50%	CLP	—	—	50,532
Subtotal Former Corpbanca				3,332,009	3,396,593	3,854,017

BBSA168B18	3-2-2018	8.99%	COP	—	—	—
BBSA26SA48	8-10-2020	8.74%	COP	47,573	—	—
BBSA316SA060	11-23-2020	8.03%	COP	41,574	37,714	34,508
BBCR1109B84	10-28-2017	10.33%	COP	—	—	—
BBCR3119B84	8-3-2018	10.57%	COP	—	—	—
BBSA4188B024	6-21-2020	5.41%	COP	57,119	—	—
BBSA4189C060	6-21-2023	6.41%	COP	34,654	31,419	28,195
BBCR1099B120	12-10-2019	11.30%	COP	—	—	—
BBSA69C120	8-10-2026	10.68%	COP	23,810	21,528	21,871
BBSA69C180	8-10-2031	10.95%	COP	44,458	40,194	40,832
BBSA3169C180	11-23-2031	10.80%	COP	50,786	45,984	46,663

BBSA168B18	9-2-2017	9.74%	COP	—	—	—
BBCR3117C84	8-3-2018	4.58%	COP	—	—	—
BBSA5188B030	5-22-2021	1.20%	COP	12,722	11,538	—
BBSA5189C048	11-22-2022	2.91%	COP	59,687	54,024	31,823
BBSA6199C060	5-21-2024	6,83%	COP	43,142	39,047	33,079
BITU719SA060	10-16-2024	5,92%	COP	39,617	35,936	36,354
BBSA619SA036	5-21-2022	5,99%	COP	37,593	34,102	54,829
BITU7199C084	10-16-2026	6,19%	COP	11,595	10,482	10,658
BITU7199C120	10-16-2029	6,69%	COP	29,999	27,108	27,562
BITU9208B036	9-29-2023	7.10%	COP	—	27,869	39,622
BITU820SA060	2-27-2025	7.95%	COP	—	30,958	31,317
BITU920SA060	9-29-2025	6.19%	COP	—	34,486	34,884
BITU8207U120	2-27-2030	2.71%	COP	—	75,604	80,246
BITU0219C120	6-29-2031	7.33%	COP	—	—	30,085
Subtotal Itaú Corpbanca Colombia				534,329	557,993	582,528
Total				5,289,084	5,092,979	5,585,760

(e)   Subordinated bonds

The following table sets forth our issued subordinated bonds as of the dates indicated. The subordinated bonds are denominated principally in UFs and are primarily used to fund the Bank’s mortgage portfolio. These bonds are considered to be a part of our regulatory capital.

	As of December 31, 2019	As of December 31, 2020	As of December 31, 2021
	(in millions of Ch$)	(in millions of Ch$)	(in millions of Ch$)
Due within 1 year	—	—	5,448
Due after 1 year but within 2 years	—	10,082	22,169
Due after 2 years but within 3 years	14,526	21,706	143,767
Due after 3 years but within 4 years	23,923	122,290	—
Due after 4 years but within 5 years	128,717	—	—
Due after 5 years	911,173	926,953	981,661
Total subordinated bonds	1,078,339	1,081,031	1,153,045

In 2021, we did not issue subordinated bonds. The following table sets forth our issued subordinated bonds as of the dates indicated:

				As of December 31,
	Expiration	Interest		2019	2020	2021
	Date	rate	Currency	millions of Ch$	millions of Ch$	millions of Ch$
AE1	1-1-2034	3.80%	UF	56,596	59,217	63,504
C1	4-1-2033	3.50%	UF	5,655	—	—
C2	4-1-2033	3.50%	UF	13,141	17,606	17,126
D	10-1-2033	4.50%	UF	20,153	18,550	18,078
Subtotal Former Banco Itaú Chile				95,545	95,373	98,708
UCOR-V0808	8-1-2033	4.60%	UF	167,030	170,743	181,153
UCOR-Y1197	11-1-2022	6.50%	UF	4,357	3,024	1,634
UCOR-Z1197	11-1-2022	6.50%	UF	10,169	7,058	3,814
UCORAA0809	8-9-2035	4.90%	UF	151,801	155,048	164,367
UCORBF0710	7-1-2032	4.00%	UF	14,763	15,139	16,116
UCORBI0710	7-1-2035	4.00%	UF	33,979	34,854	37,114
UCORBJ0710	7-1-2036	4.00%	UF	161,730	165,943	176,772
UCORBL0710	7-1-2038	4.00%	UF	117,795	120,888	128,764
UCORBN0710	7-1-2040	4.00%	UF	90,711	93,093	99,177
UCORBP0710	7-1-2042	4.00%	UF	44,229	45,395	48,363
Subtotal Former Corpbanca				796,564	811,185	857,274
US05968TAB17	3-8-2024	LIBOR +SPREAD 4	USD	128,717	122,290	143,767
BBSA1099B1	3-30-2019	10.79%	COP	—	—	—
BBSA1099B4	3-30-2019	12.85%	COP	—	—	—
BBSA1139AS10	2-7-2023	10.08%	COP	23,923	21,706	22,169
BBSA1139AS15	2-7-2028	10.20%	COP	33,590	30,477	31,127
Subtotal Itaú Corpbanca Colombia				186,230	174,473	197,063
Total				1,078,339	1,081,031	1,153,045

(f)   Other financial obligations

Other obligations are summarized as follows:

	As of December 31, 2019	As of December 31, 2020	As of December 31, 2021
	(in millions of Ch$)	(in millions of Ch$)	(in millions of Ch$)
Due within 1 year	—	—	—
Due after 1 year but within 2 years	—	—	—
Due after 2 years but within 3 years	—	—	—
Due after 3 years but within 4 years	—	—	—
Due after 4 years but within 5 years	—	—	—
Due after 5 years	—	—	—
Total long obligation	—	—	—
The detail of other short term financial obligations is as follows:
Amounts due to credit card operations	12,956	13,123	42,435
Others	10	—	—
Total short term financial obligations	12,966	13,123	42,435
Total other financial obligations	12,966	13,123	42,435

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
•

Any obligation under a material variable interest held by Itaú Corpbanca in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to Itaú Corpbanca, or engages in leasing, hedging or research and development services for Itaú Corpbanca.

Such commitments are agreements to lend money to a customer at a future date, subject to the customer’s compliance with contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. The aggregate amount outstanding of these commitments was Ch$7,859,923 million as of December 31, 2021.

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

The total amount of contingent loans held off balance sheet as of December 31, 2019, 2020 and 2021 was Ch$5,940,086 million, Ch$5,393,860 million and Ch$7,859,923 million, respectively. Contingent loans are considered in the calculation of risk weighted assets and capital requirements as well as for credit risk reserve requirements.

See Note 1 “General Information and Summary of Significant Accounting Policies” and Note 23 “Contingencies, Commitments and Responsibilities” to our consolidated financial statements included herein for a better understanding and analysis of the figures held off sheet balance.

We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding off-balance sheet commitments do not represent an unusual credit risk.

Traditional financial instruments which meet the definition of a “derivative,” such as forwards in foreign currency, UF, interest rate futures currency and interest rate swaps, currency and interest rate options and others, are initially recognized on the balance sheet at their fair value. Fair value is obtained from market quotes, discounted cash flow models and option valuation models, as applicable. For further details of fair value, see Note 35 of our consolidated financial statements included herein.

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

D. TREND INFORMATION

Our net interest income for the year ended December 31, 2021 increased to Ch$108,685 million, or by 12.5%, when compared to the year ended December 31, 2020. Generally, our net interest income is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Currently, we have more UF-denominated assets than liabilities.

Our operating income depends significantly on our net interest income. For the years ended December 31, 2019, 2020 and 2021, net interest income over total operating income before provision for loan losses represented 69.8%, 78.1% and 71.6%, respectively. Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest bearing liabilities, which may result in a further reduction in our net interest income.

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

The following are the most important trends, uncertainties and events that are reasonably likely to affect us or that would cause the financial information disclosed herein not to be indicative of our future operating results or financial condition:

●	Higher levels of uncertainty related to the impact of the conflicts between Russia and Ukraine and any restrictive actions that may be taken by the United States and other countries in response, such as sanctions, a possible economic recession in the U.S and Europe, and a faster than expected slowdown of Chinese economic activity, which may translate into an upward adjustment of risk premium and higher global interest rates.
●	The materialization of these risks could lead to a greater impact on economic activity in Chile and Colombia. Higher than anticipated unemployment rates and lower economic growth could increase provision expenses and decrease our rate of loan growth in the future.
●	Uncertainty relating to the content and eventual approval of the Constitutional Convention and the breadth, depth, and timing of the structural reform agenda in Chile, and presidential elections in Colombia; and
●	Uncertainties relating to the extent and duration of the COVID-19 pandemic and the related disruption to regional and global economic activity (please see “Item 3—Key Information—Risk Factors— Risks Associated with our Business—We are subject to market risk;” “Item 3—Key Information—Risk Factors— Risks Relating to Chile, Colombia and Other Countries in Which We Operate —COVID-19 or any other pandemic disease and health events could affect the economies of the countries in which we operate, our business operations or our financial condition and results of operations;” and “Item 5—Operating and Financial Review and Prospects—Operating Results—The Economy—Impact of COVID-19 on the Economy.”)

Please also see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

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

Allowance for Expected Credit Losses

The single impairment model applies to all financial assets measured at amortized cost and fair value through other comprehensive income (“FVOCI”), including loan commitments and contingent loans. The Bank accounted the ECL related to financial assets measured at amortized cost and FVOCI as a loss allowance in the statement of financial position and the carrying amount of these assets is stated net of the loss allowance. The ECL related to contingent loans are accounted as a provision in the statement of financial position. For financial assets that are measured at fair value through other comprehensive income, the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset in the statement of financial position. The new model uses a dual measurement approach, under which the loss allowance is measured as either: (a) 12-month expected credit losses or (b) lifetime expected credit losses.

The Bank, at the end of each reporting period, evaluates whether a financial instrument’s credit risk has increased since initial recognition, and consequently classifies the financial instrument in one of the three stages. Stage 1 requires at initial recognition of a loan or when there has been an improved credit risk following a significant increase or impairment of assets, the Bank recognizes an allowance based on 12 months ECL. When a loan has shown a significant increase in credit risk since origination it is classified in Stage 2 and the Bank records an allowance for the lifetime ECL. Stage 2 loans also include loans where the credit risk has improved following a Stage 3 classification. Finally, Stage 3 includes loans considered credit-impaired and the Bank records an allowance for the lifetime ECL, setting the probability of default at 100%.

The expected credit losses is the probability-weighted estimate of credit losses, i.e., the present value of all cash shortfalls. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. The three main components in measuring expected credit losses are:

•

PD: The probability of default is an estimate of the likelihood of default over a given period of time. A default may only happen at a certain time over the assessed period, if the facility has not been previously de-recognized and is still in the portfolio.

•

LGD: The loss given default is an estimate of the loss arising after a specific default. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral.

•

EAD: The exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdown on committed facilities and accrued interest from missed payments.

For measuring 12-month and lifetime expected credit losses, cash shortfalls are identified as follows:

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

Forward-looking information:

The ECL model includes a broad range of forward-looking information as economic inputs, such as GDP growth, interest rates, unemployment rates, among others.

Derivative Financial Instruments

Derivative financial instruments are recorded at fair value. Fair values are based on market quotes, discounted cash flow models and option valuations, as appropriate. If market information is limited or in some instances, not available, management applies its professional judgment. Other factors that may also affect estimates are incorrect model assumptions, market dislocations and unexpected correlations. Notwithstanding the level of subjectivity in determining fair value, we believe our estimates of fair value are adequate. The use of different models or assumptions could lead to changes in our reported results. See “Note 1 - General Information and Summary of Significant Accounting Policies”.

In addition, we make loans and accept deposits in amounts denominated in foreign currencies, principally the U.S. dollar. Such assets and liabilities are translated at the applicable exchange rate at the balance sheet date.

Estimate of Impairment of Goodwill

We assess annually, or when there is a triggering event, whether goodwill has experienced any impairment, according to the accounting policy described in our consolidated financial statements. The recoverable amount of the cash generating units (“CGUs”) has been determined using the methodology of a dividend discount model. This methodology considers the cash flows that would generate the dividends distributed to its shareholders in a perpetual forecast projection, discounted at their rate of cost of capital at the valuation date. In this way, the economic equity value can be estimated, using projections of cash flows derived from financial budgets and other assumptions approved by the management. The projection of cash flows is carried out using the functional currency of each country and considering a horizon of five years, after which the cash flows are projected to perpetuity using growth rates of the gross domestic product aligned with those rates expected for the markets in which a particular CGU operates. These calculations are carried out by each CGU. The projections are based on historical information from the previous year and the main macroeconomic variables affecting the markets involved in the calculations.

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

The following factors, among others, could significantly impact the impairment analysis and may result in additional future goodwill impairment charges that, if incurred, could have a material adverse effect on the Company’s financial condition and results of operations:

•	The macroeconomic factors in both the Chilean and Colombian markets may not recover and evolve from 2021 onwards in line with current expectations.
•

The introduction of the Itaú brand and client segmentation in the Colombian market may not have the expected impact. Additionally, the Bank may not achieve the change in the product mix as stated in its formal budgets and plans.

•

The recovery of the Bank’s pre-merger market share in Colombia expected to occur by 2023, depends on the achievement of the projection of an annual composed average growth rate for the loans portfolio, during the first years.

For additional information, see Note 32 “Depreciation, Amortization and Impairment” to our consolidated financial statements.

Recently Adopted and New Accounting Pronouncements

No new accounting pronouncements have been adopted in the year ended December 31, 2021 in the consolidated financial statements.

Starting January 1, 2019 the Bank changed the manner it accounts for leases by adopting IFRS 16 “Leases”. Additionally, it changed the manner in which it accounts for financial instruments starting January 1, 2018 by adopting IFRS 9 “Financial instruments”. See “Note 2 – Accounting Changes”. Further details on recently adopted accounting standards are as follows:

On January 13, 2016, the IASB published IFRS 16 "Leases". The new standard, adopted on January 1, 2019, requires that leases that meet the requirements set by the standard be presented on the tenant balance sheet under a single model, eliminating the distinction between operating and financial leases.

The Bank adopted the "prospectively modified approach” for the initial application of the standard. As of January 1, 2019, the required measurements were performed in order to determine the right of use assets under lease agreements and the lease contracts liabilities to be recognized as of the application date onwards, without considering the date of origin of the contract. Notes 1 (g) and (h) “General Information and Summary of Significant Accounting Policies” to our consolidated financial statements contain more detail on our recognition practices.

Our Management evaluated the impact on the adoption of this standard through the valuation of our executed lease agreements, recognizing a right of use assets under lease agreements and lease contracts liabilities as of January 1, 2019 of Ch$176,795 million, which generated an impact on the consolidated solvency indicators of 11 basis points going from 14.62% to 14.51% (for additional information see Note 36 Risk Management letter d) Capital Requirements of our consolidated financial statements).

Below is a breakdown of the impacts and reclassifications due to initial application of the IFRS 16 standard as of January 1, 2019:

	As of		As of
	December 31,	Initial	January 1,
	2018	recognition	2019
	MCh$	MCh$	MCh$
Right of use asset under lease agreements	—	176,795	176,795
Subtotals assets	—	176,795	176,795

Lease contracts liabilities	—	176,795	176,795
Subtotals liabilities	—	176,795	176,795

Additional disclosures are presented in Note 15 “Assets for Rights-of-Use and Obligations for Lease Contracts” to our consolidated financial statements.

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

For classification process we perform the SPPI test, which assesses the contractual terms to identify whether they meet SPPI criterion and whether the contract is a basic lending arrangement. We apply judgment and consider relevant factors such as currency in which the financial asset is denominated, and period for which the interest rate is set.

Business model refers to how we manage our financial assets in order to generate cash flows. We determined our business model on initial application of IFRS 9 at the level that best reflects how it manages groups of financial assets to achieve its business objective.

Our business model represents how financial assets are managed to generate cash flows and does not depend on our management’s intention regarding an individual instrument, but at a higher level of aggregated portfolio and is based on observable factors such as: risks that affect the performance of the business model; how business managers are compensated; how the performance of the business model is assessed and reported to our management.

In addition, our business model is not assessed on an instrument-by-instrument basis, but at a higher level of aggregated portfolio and is based on observable factors such as: performance of the financial assets, the risks that affect the performance, and the expected frequency, value and timing of sales, among others.

In accordance with IFRS 9 the business models are:

•

Held to collect business model (HTC). Financial assets that are held within a business model whose objective is to hold assets in order to collect contractual cash flows are managed to realize cash flows by collecting contractual payments over the life of the instrument. Under this business model sales made when there is an increase in the credit risk, or to manage credit concentration risk are not inconsistent with a business model whose objective is to hold financial assets to collect contractual cash flows.

•

Held to collect and sell (HTC&S). Financial assets under this business model achieve the objective by both collecting contractual cash flows and selling financial assets, then involve a greater frequency and value of sales than HTC business model.

•

Other business model. Financial assets held in this business model have the objective of realizing cash flows through the sale of the assets. We make decisions based on our assets’ fair values and manage the assets to realize those fair values.

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

•

FVOCI. Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling, and that contains contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at FVOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognized in other comprehensive income, until the assets are sold. Upon disposal, the cumulative gain and losses in OCI are recognized in the income statements.

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

•	Subsequent measurement - financial liabilities

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

In some cases, we enter into transactions for which we retain the contractual rights to receive the cash flows of the financial asset, but assume a contractual obligation to pay the cash flows in an arrangement that meets all the conditions required, i.e. we only transfer collected amounts from original assets, selling or pledging original assets is prohibited, and we have the obligation to remit cash flows collected without material delay.

When a financial asset is sold and we simultaneously agree to repurchase it (or an asset that is substantially the same) at a fixed price on a future date, we continue to recognize the financial assets in their entirety in the statements of financial position because we retain substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price.

Financial liabilities are derecognized when, and only when, they are extinguished, cancelled or expired.

Contingent loans

We issue contingent loans (including letters of credit, foreign letters of credit and performance guarantee) and loan commitments. Contingent loans and undrawn loan commitments are commitments under which, over the duration of the commitment, we are required to provide a loan with a pre-specified term to the customer.

The nominal contractual loan value, when the loan agreed to be provided is on market terms, is not recorded in the statements of financial position. The related ECL allowances are disclosed in Note 21.

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

In addition, new amendments and interpretations to IFRS standards have been issued but not yet adopted in our consolidated financial statements as of December 31, 2021, none of them with significant modifications.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In addition to the scheduled maturities of our contractual obligations which are included under “—Liquidity and Capital Resources—Sources of Liquidity” above, as of December 31, 2021, we also had other commercial commitments which mainly consist of open and unused letters of credit, together with guarantees granted by us in Ch$, UF and foreign currencies (principally U.S. dollars). We expect most of these commitments to expire unused.

The following table includes both the accrued interest and the interest expense projected over time of each contractual obligation as of December 31, 2021. For variable rate debt and interest rate swaps and other derivatives, where applicable, the interest rates upon which we based our contractual obligations going forward are based on the applicable forward curves. For any cross-currency swaps or other derivatives as applicable, the foreign currency exchange rate used was spot.

	Less than 1			More than
Contractual Obligations(*)	year	1-3 years	3-5 years	5 years	Total

	(in millions of Ch$)
Time deposits and other time liabilities	(8,199,948)	—	—	—	(8,199,948)
Deposits and other demand liabilities	(9,341,991)	(326,966)	(119,267)	(635,288)	(10,423,512)
Interbank borrowings	(2,831,360)	(2,593,452)	—	—	(5,424,812)
Obligations under repurchase agreements	—	—	—	—	—
Debt instruments issued	(1,615,758)	(1,126,074)	(1,427,859)	(4,109,077)	(8,278,768)
Other financial liabilities	(1,765,390)	(67,709)	(23,757)	(17,751)	(1,874,607)
Financial derivative contracts	—	—	—	—	—
Lease contracts liabilities	—	—	—	—	—
Total contractual obligations	(23,754,447)	(4,114,201)	(1,570,883)	(4,762,116)	(34,201,647)

(*)    The variable rates projections are obtained from the Forward Rate Agreement (FRA) rates of the respective projection curves. The parities used to convert the amounts to Chilean pesos correspond to the accounting parities used in the referred date.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

We are managed by our CEO (Gerente General) under the direction of our board of directors, which, in accordance with the Company’s by-laws, consists of 11 directors and two alternates who are elected at our annual ordinary shareholders’ meetings. Pursuant to the provisions of our bylaws, members of the board of directors are generally elected for three-year terms. All of the members of the board of directors were elected on March 24, 2022 at our annual ordinary shareholders’ meeting for a three-year period at which the board of directors was renewed in its entirely.

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

Our current directors are as follows:

Directors	Position	Age
Jorge Andrés Saieh Guzmán	Chairman and director	50
Ricardo Villela Marino	Vice chairman and director	48
Diego Fresco Gutiérrez	Director	52
Leila Cristiane Barboza Braga de Melo	Director	50
Matias Granata	Director	47
Milton Maluhy Filho	Director	45
Pedro Paulo Giubbina Lorenzini	Director	54
Rogério Carvalho Braga	Director	66
Pedro Samhan Escandar	Director	71
Gustavo Arriagada Morales	Director	68
Fernando Concha Ureta	Director	62
Álvaro F. Rizzi Rodrigues	Alternate director	45
Tatiana Grecco	Alternate director	48

Jorge Andrés Saieh Guzmán became a director on August 25, 1998. On February 2, 2012, Mr. Saieh Guzmán became the chairman of our board of directors. Mr. Saieh Guzmán also serves as the chairman of the board of directors for CorpGroup, Consorcio Periodístico de Chile S.A. and of Vivocorp Real Estate Company. Mr. Saieh Guzmán serves as member of the board of the Banking and Financial Institutions Association of Chile and member of the Council of the Booth School of Business of The University of Chicago among others. He has served as the vice chairman of the board of AFP Protección and of the Chilean National Press Association, as a member of the board of AFP Provida, as member of the Board of the World Association of Newspapers, as member of the board of Telmex Chile, as member of the Council of Telmex Internacional Mexico, as member of the Board of VTR Cable Co., as member of the Board of Corpseguros Insurance Company, member of the Council of the Chilean Union Association of Companies and Union of the Industrial Sector (Sociedad de Fomento Fabril, or “SOFOFA”), and as a member of the board of a former affiliate of Corpbanca, Corpbanca Venezuela. Mr. Saieh Guzmán received a B.A. in Business and Administration and graduated from the Universidad Gabriela Mistral. Mr. Saieh Guzmán holds a Masters in Economics and a Master in Business and Administration from the University of Chicago. Alvaro Saieh Bendeck is the father of Mr. Saieh Guzmán.

Ricardo Villela Marino became a director on April 11, 2016 and was appointed as the vice-chairman of our board of directors. Mr. Marino has served as a member of the board of Itaú Unibanco Holding S.A. since 2010 and as its non-executive vice chairman since 2020. Mr. Marino has also been the chairman of Itaú Unibanco’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Diego Fresco Gutiérrez became a director on March 24, 2022. He previously served as an alternate director between March 28, 2018 and March 23, 2022. Mr. Fresco is currently a member of the Audit Committee of Itaú Corpbanca and of Itaú Corpbanca Colombia. He is director and audit committee member of StoneCo as well as audit committee member of Votorantim Cimentos S.A. Mr. Fresco previously served as a partner at PwC – São Paulo (2000 to

June 2013) in the Capital Markets and Accounting Advisory Services area and prior to that held several positions at PwC in Uruguay (1998 to 2000 and 1990 to 1997) and in the United States (1997 to 1998). He has a B.A. in Accounting from Universidad de la República Oriental del Uruguay in 1994. He is a Certified Public Accountant registered in the State of Virginia (United States) since 2002 (Registration 27,245) and a Contador registered with the Regional Council of Accountancy of the State of São Paulo.

Leila Cristiane Barboza Braga de Melo became a director on March 24, 2022. Ms. Melo has been a Partner in the Partners Program and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. She is currently responsible for the Legal, External Ombudsman’s Office, Government Relations, Corporate Communication and Sustainability departments at the Itaú Unibanco Group. She joined the Itaú Unibanco Group in 1997, working at its Legal Advisory Department, where she carried out legal services at all business and institutional departments, and was elected Deputy Officer in 2008. She has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2015) and Executive Officer (2015 to 2021). She is also an Officer and a Member of the Board of Directors at W.I.L.L. – Women in Leadership in Latin America (a nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America). In 2000 and 2001, Ms. Melo worked in the Project Finance and Securities Departments of Debevoise & Plimpton LLP in New York. She holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil, and attended a Specialization course on Financial Law and Capital Markets from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil and on Fundamentals of Business Law from the New York University. She also attended the Fellows Program from the International Women’s Forum, which partners with Harvard Business School and INSEAD to offer customized leadership training for high-achieving women leaders.

Matias Granata became a director on January 27, 2021. Mr. Granata is a Partner in the Partners Program and a Member of the Executive Committee at the Itaú Unibanco Group. He is currently the Chief Risk Officer (CRO) of the Itaú Unibanco Group, responsible for the risks department since 2021. He has held several positions at the Itaú Unibanco Group, including Officer responsible for AML, Credit Risk, Modeling and Market and Liquidity Risks (2014 to 2021). He holds a Bachelor’s degree in Economics from the Universidad de Buenos Aires (UBA), Buenos Aires, Argentina, a postgraduate degree in Economics from the Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina, and a Master’s degree in International Economic Policy from the University of Warwick, United Kingdom with the British Chevening Scholarship.

Milton Maluhy Filho became a director on January 1, 2019. Mr. Maluhy has been the Chief Executive Officer at the Itaú Unibanco Group since 2021, having served as CFO and CRO as well. Previously, Mr. Maluhy was the Chief Executive Officer of Itaú Corpbanca between April 1, 2016 and December 31, 2018, responsible for the merger of Corpbanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002, was elected Officer in 2007 and became a partner in 2010. Previously, he was CEO of Rede S.A. (former Redecar S.A.), a card-processing subsidiary, and Executive Director at Itaú Unibanco, responsible for the management of the credit card segment and retail store alliances. Previously, he worked at Itaú BBA, holding leadership positions in areas such as international, products, operations, treasury, and trading desk. Prior to joining the Bank, he worked at J.P. Morgan, Crédit Commercial de France (CCF Brazil) and Lloyds TSB. Mr. Maluhy holds a B.A. in Business Administration from Fundação Armando Álvares Penteado — FAAP.

Pedro Paulo Giubbina Lorenzini became a director on March 24, 2022. Mr. Lorenzini is a Member of the Partners Program and has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments at the Itaú Unibanco Group and for its operations in South America (Argentina, Paraguay, Uruguay and Itaú Corpbanca), having held the position of Executive Officer (2021). He is a Member of the Board of Directors and a Member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão (2021-2023 two-year period). Mr. Lorenzini was responsible for the Markets, Securities Services and Treasury (2008 to 2021); Sales and Structuring, ALM Management (2004 to 2008); Trading and Currency Management (2000 to 2004); Management of the ALM Department (1997 to 2000); several departments of the Treasury Products Sales to Corporate Clients (1995 to 1997); Structuring and Development of Treasury Products (1993 to 1995); Product and Risk Management Manager (1992 to 1993); and responsible for Controllership and Management of Managerial Results from Corporate Products (1991 to 1992) at Citigroup Brazil, and was a Trainee (1989 to 1991) at Citibank Brazil. He was the Chairman of the Treasury Committee (2010 to 2013) and Citibank’s representative at the

Board of Executive Officers at the Federação Brasileira de Bancos (FEBRABAN) (2013 to 2021), and Chairman of the Treasury Committee (2010 to 2012) and Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2010 to 2021). He holds a Bachelor’s degree in Business Administration from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil.

Rogério Carvalho Braga became a director on April 29, 2020. Mr. Braga is a former senior executive of Itaú Unibanco and also a former corporate director of Marketing & Products at Itaú Corpbanca between April 1, 2016 and December 31, 2018. He has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held a number of positions at the Itaú Unibanco Group, including Officer (2020). He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000. Before joining Itaú Unibanco, Mr. Braga worked for six years in AIG (American International Group) in New York and Lisbon, and for 11 years with the Moreira Sales group, in charge of the food industry sector. Mr. Braga received a law degree from the Pontificia Universidade Católica de São Paulo and an M.B.A. from Pepperdine University.

Pedro Samhan Escandar became a director on September 27, 2016. Mr. Samhan was formerly a member of the Board of Citibank in Panama and Costa Rica. Before that, he was the CFO of Banco de Chile between 2008 and 2014 and was appointed as director of Banchile Trade Services Limited. Previously, Mr. Samhan was the CFO of Citigroup Chile for several years. He served as a member of the board of directors of Cruz Blanca Seguros de Vida from 1994 to 1997, AFP Habitat from 1996 to 2006 and Compañía Minera Las Luces from 1994 to 1996. Mr. Samhan was CFO of Citicorp for Caribbean and Central America from 1990 to 1993 and investment banking head of Citicorp Chile from 1988 to 1990. Mr. Samhan holds a degree in civil industrial engineering from Universidad de Chile.

Gustavo Arriagada Morales became a director on September 28, 2010. He has held different senior positions since 1979 in the Chilean Production Development Corporation (Corporación para el Fomento de la Producción or CORFO), Banco de Talca, Chilean Copper Commission (Comisión Chilena del Cobre), Banco de Chile and Banco del Estado, among others. Mr. Arriagada also served in the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras or SBIF, currently the Chilean Financial Market Commission or CMF) as director and as intendent between 1997 and 2005 and as superintendent between 2005 and 2010. He received a B.A. in Business and Administration and an Economics degree from the Universidad de Chile.

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

Álvaro Felipe Rizzi Rodrigues became an alternate director on March 24, 2022. He has been a partner in the Partners Program since 2017 and an Officer since 2014 at the Itaú Unibanco Group. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Proprietary M&A Legal Matters and Anti-Trust Legal Matters at the Itaú Unibanco Group. Mr. Rodrigues had been previously responsible for the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters), the International Legal Department and Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados.

Tatiana Grecco became an alternate director on March 24, 2022. Ms. Grecco is a Member of the Partners Program and has been an Officer at the Itaú Unibanco Group since 2017. She has worked in financial and capital markets since 1994, when she joined the Capital Markets Department at the Itaú Unibanco Group. She has built a consistent and successful career over the years within the Itaú Unibanco Group, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management. In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds. She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of the Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds. Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units. She holds a Bachelor’s degree in Civil Construction with major in Technology from the Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from Yale University. She has also been a Certified Financial Planner (CFP) since 2009 and is Asset Manager certified by ANBIMA (CGA).

Our current Executive Officers are as follows:

Executive Officer	Position	Age
Gabriel Amado de Moura	Chief Executive Officer	46
Rodrigo Luis Rosa Couto	Chief Financial Officer	46
Sebastián Romero Evans	Corporate Director ‒ Wholesale and Investment Banking	47
Julián Acuña Moreno	Corporate Director ‒ Retail Banking	56
Pedro Silva Yrarrázaval	Corporate Director ‒ Treasury	61
Jorge Novis Neto	Corporate Director ‒ Digital Business Development	44
Mauricio Baeza Letelier	Chief Risk Officer	59
Eduardo Oliveira Neves	Corporate Director ‒ IT	48
Cristián Toro Cañas	General Counsel	51
Marcela Jiménez Pardo	Corporate Director ‒ People Management and Performance	46
Emerson Bastian Vergara	Chief Audit Officer*	43
Cristóbal Ortega Soto	Chief Compliance Officer*	39
Joaquín Rojas Walbaum	General Manager ‒ New York Branch	42
Baruc Sáez	Chief Executive Officer ‒ Itaú Corpbanca Colombia	52

*     Mr. Emerson Bastian reports to the audit committee. Mr. Ortega coordinates with senior management through the Chief Risk Officer and has direct communication with the audit committee and the board of directors.

Gabriel Amado de Moura became Chief Executive Officer on January 30, 2020, after serving as Chief Financial Officer of Itaú Corpbanca since April 1, 2016. Mr. Moura joined Itaú Unibanco in 2000 and became a partner in 2017. He has more than 24 years of experience in investment management, risk management, finance and M&A. Mr. Moura held the position of Chief Investment Officer for Itaú’s pension funds, endowments and insurance businesses. He was also Chief Risk Officer for Wealth Management as well as member of the board of directors of different companies in Brazil and abroad. Prior to joining the Bank, he worked at BBVA Asset Management and Itaú Bankers Trust. Mr. Moura holds an M.B.A. from the Wharton School at the University of Pennsylvania.

Rodrigo Luis Rosa Couto became Chief Financial Officer on September 1, 2020. Mr. Couto joined Itaú Unibanco in 2008 where he worked in both risk and finance, notably as head of capital management for the last 11 years as well as CFO for both the Wholesale and Retail divisions. Previously, he was a consultant at McKinsey & Company, specializing in corporate finance and risk management, as well as a bank supervisor at the Central Bank of Brazil. Mr. Couto has a business degree from the Federal University of Rio Grande do Sul and holds a M.B.A from the Wharton School at the University of Pennsylvania.

Sebastián Romero became Corporate Director of Wholesale and Investment Banking on September 20, 2021. Mr. Romero has extensive experience leading teams that serve global corporations, financial institutions and financial sponsors. Prior to joining us, Mr. Romero held a wide range of executive roles at Santander Group in Chile, Spain and London. He served as Global Head of Multinational Corporations based in London, being member of the Global

Executive Committee of Banking & Corporate Finance. Previously, he led the Corporate and Investment Banking unit in Chile. In March 2009, Mr. Romero was appointed Managing Director and Global Head of Export & Agency Finance based in Madrid, with global responsibilities to oversee all structured export finance activities of the Santander Group. Mr. Romero received a B.A. in Business and Administration from Universidad Gabriela Mistral and a post-degree from Universidad Adolfo Ibáñez and Universidad de los Andes.

Julián Acuña Moreno became corporate director of Retail Banking in September 2016. Mr. Acuña has vast experience in both national and international banking, having worked as Commercial Division Manager in Chile and in Colombia in Banco Santander-Chile and in Banco Santander Colombia, respectively. Mr. Acuña holds an Accountant Auditor degree from the Universidad Diego Portales, Chile.

Pedro Silva Yrarrázaval became corporate director of Treasury on April 1, 2016. Between October 2006 and March 2016, Mr. Silva held the same position at Corpbanca. Mr. Silva previously served as CEO of our subsidiary Corpbanca Administradora General de Fondos S.A. (Asset Management). Mr. Silva received a B.A. in Business and Administration from the Universidad de Chile and also an M.B.A. from the University of Chicago.

Jorge Novis became Corporate Director of Digital Business Development in March 2021, leading the digital transformation of Itaú in Chile. Mr. Novis previously served as Corporate Director of Operations between April 2018 and February 2021. He joined Itaú Corpbanca in May 2017 as Head of Strategic Planning and Quality Service. He previously worked at Itaú Unibanco for approximately four years, leading several business transformation programs. He also worked as a management consultant between 2002 and 2014, working in Latin America, the US, Europe, and Asia. Mr. Novis received a Civil Engineer degree from Universidade Federal da Bahia, an M.B.A. from Harvard Business School and a Master of Science in Finance from Fundação Getulio Vargas.

Mauricio Baeza Letelier became Chief Risk Officer in September 2016. With more than 33 years of experience in the banking industry, Mr. Baeza Letelier has held diverse executive positions in risk management areas of local banking institutions. He served as Chief Risk Officer of Banco de Chile and is currently the vice president of the Risk Committee of the Bank and Financial institution Association of Chile (Asociación de Bancos e Instituciones Financieras de Chile). Mr. Baeza received an undergraduate degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Eduardo Neves became Corporate Director of IT on April 2, 2021. Mr. Neves has more than 26 years of experience in technology, working mainly in the financial and telecommunications sectors. Previously, he served as Vice President of Cloud Applications and Innovation for Latin America at IBM, from Brazil, where he led large-scale projects since joining in 2013. He was responsible for the accounts of Bradesco and later Itaú Unibanco, managing most of the IBM Consulting business for Latin America. He studied Engineering in Technology, and has an MBA from the Federal University of Rio de Janeiro (UFRJ).

Cristián Toro Cañas became General Counsel in June 2016. Mr. Toro worked for more than 10 years in Citibank Chile, acting as general counsel since 2004. In 1999 he worked at Shearman & Sterling in New York. In 2008 he joined Lan Airlines as legal vice-president. After the merger of Lan and Tam, he continued to work as legal vice-president and as the secretary of the board of directors of Latam Airlines Group. Mr. Toro received a law degree from the Pontificia Universidad de Católica de Chile and a master of law degree from the New York University School of Law.

Marcela Jiménez Pardo became Corporate Director of People and Management Performance in April 2016. Between July 2012 and March 2016 she held the same position at Corpbanca. Previously, she served in the Global Banking Consulting Group at Banco de Chile from 2008 to 2012. Mrs. Jiménez received an undergraduate degree in Psychology from the Pontificia Universidad Católica de Chile and a postgraduate degree in Human Resources Management from Universidad Adolfo Ibáñez.

Emerson Bastian Vergara became Chief Audit Executive in April 2017. Previously, Mr. Bastian was a partner in Deloitte Chile´s Governance, Regulatory and Risk Strategies practice. Mr. Bastian received an undergraduate degree in Accounting from Universidad de Chile and a Master’s degree in Business Administration from Universidad Adolfo Ibáñez.

Cristóbal Ortega Soto became Chief Compliance Officer in May 2019. He has 17 years of experience working in compliance, AML, risks and internal control, developing several compliance projects to adapt to local and international regulations. He previously worked at Banco de Chile as an operational processes analyst and in 2008 he joined Itaú Corpbanca initially as an operational risk analyst at the Bank and later as Compliance Officer at Itaú Asset Management. Mr. Ortega holds a degree in civil industrial engineering from Universidad de Santiago.

Joaquín Rojas Walbaum became General Manager of Itaú Corpbanca New York Branch in October 2017. Mr. Rojas has more than 19 years of experience in the financial industry. Prior to his current position he was the Head of Treasury at the New York Branch. Before that, he worked in the investment division at MetLife Chile and credit division at MetLife Investments Latin America. He holds an undergraduate degree in Economics from Universidad de Chile and a Master of Business Administration from Columbia University.

Baruc Sáez became Chief Executive Officer on November 1, 2020, after serving as director of investment banking for Itaú BBA for Latin America, based in New York. With 10 years of experience in the Itaú group, he has been responsible for consolidating and leading the regional investment banking team. He also directed the international fixed income platform for debt capital markets, loan syndication and credit structuring. Before joining Itaú, he worked at Marathon Asset Management, Deutsche Bank, ABN AMRO and ING Barings, always in positions linked to the wholesale and investment world. He has a Master in International Economics and Finance from Brandeis University and a Bachelor from Bard College.

B. COMPENSATION

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our officers. However, we publicly disclose the fees paid to each of our directors and members of the board committees.

For the year ended December 31, 2021, we paid the following to each: director UF100 per month, vice-chairman UF450 per month and chairman UF600 per month. Also, our shareholders agreed to an annual budget of UF7,000 for the Directors’ Committee and a monthly compensation of UF150 for each of its member and UF250 for its chairman. Our ordinary shareholders’ meeting held on March 18, 2021 approved additional compensation for the directors participating in the following committees:

a)	Audit Committee: UF50 per month for each member and UF150 per month for its chairman;
b)	Credit Committee: UF200 per month for each member;
c)	Assets and Liabilities Committee: UF50 per month for each member; and
d)	Other committees: UF50 for attendance at committee meetings.

No amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. In the year ended December 31, 2021, we paid our middle management and senior management an aggregate of Ch$32,340 million (Ch$32,799 million in 2020) and our directors an aggregate of Ch$1.249 million (Ch$1,194 million in 2020). Chilean law does not require us to have a compensation committee.

Finally, at our ordinary shareholders’ meeting held on March 24, 2022, our shareholders approved to pay monthly fee of UF150 for each director, UF450 for vice-chairman and UF600 for chairman, and an annual budget of UF5,400 for the Directors’ Committee. Our shareholders also approved to pay monthly compensation of UF100 for each member of the Directors’ Committee and UF150 for its chairman, and approved additional compensation for the directors and external advisors participating in the following committees:

a)	Audit Committee: UF100 per month for each member and UF150 per month for its chairman; and
b)	Other committees: UF50 for attendance at committee meetings.

C. BOARD PRACTICES

The period during which the directors have served in their office is shown in the table under Section A of this Item 6. The date of expiration of the current term of office is shown in the table below:

Director	Date of Expiration of Term
Jorge Andrés Saieh Guzmán	March 2025
Ricardo Villela Marino	March 2025
Diego Fresco Gutiérrez	March 2025
Leila Cristiane Barboza Braga de Melo	March 2025
Matias Granata	March 2025
Milton Maluhy Filho	March 2025
Pedro Paulo Giubbina Lorenzini	March 2025
Rogério Carvalho Braga	March 2025
Pedro Samhan Escandar	March 2025
Gustavo Arriagada Morales	March 2025
Fernando Concha Ureta	March 2025
Álvaro F. Rizzi Rodrigues	March 2025
Tatiana Grecco	March 2025

Pursuant to the provisions of our bylaws, the members of the board are generally renewed every three years, based on length of service and according to the date and order of their respective appointments. In the annual ordinary shareholders’ meeting held on March 24, 2022 the board of directors was renewed in its entirety.

BOARD COMMITTEES

Audit Committee

Our board of directors maintains an audit committee which currently comprises five members, including two directors, one alternate director and two non-director members. The current members of the audit committee are Messrs. Pedro Samhan Escandar, who chairs it, Gustavo Arriagada Morales, Diego Fresco Gutiérrez, Juan Echeverría González and Antonio de Lima Neto.

A description of the experience and qualifications for Messrs. Pedro Samhan Escandar, Gustavo Arriagada Morales, and Diego Fresco Gutiérrez, each of whom is a director of our Company, is included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” Below we include a summary of the experience and qualifications for Mr. Juan Echeverría González and Mr. Antonio de Lima Neto, who are non-director members of the Audit Committee.

Juan Echeverría González currently serves as Corporate Chief Compliance Officer at CorpGroup. He was previously a partner in charge of Deloitte’s audits of Corpbanca, Banco Osorno y la Unión, Banco Bilbao Vizcaya Argentaria, Chile, Banco del Desarrollo, Banco Internacional, Financiera Condell, Banco Corpbanca Venezuela, and of several services provided to such financial institutions from 1993 to 2012. Mr. Echeverría is currently a director and a member of the audit committee of Itaú Corpbanca Colombia, Consorcio Periodístico de Chile (COPESA), Grupo de Radios DIAL S.A., Centro Cultural CorpGroup SpA, and an advisor to the board of directors and audit committee of Compañía Minera San Gerónimo. He has participated in several local and international seminars regarding corporate governance, restructurings and business acquisitions. Mr. Echeverría received a B.A. in Accounting from Universidad de Chile and received two Master degrees from Universidad Adolfo Ibáñez in Business Law and Tax Law. He also holds two Diplomas in Tax Law from Universidad Adolfo Ibáñez.

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

The local regulator (CMF) recommends for the banking industry that at least one of the members of the audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations. Moreover, the members of the audit committee are appointed by the board of directors and must be independent according to the criteria set forth by the board of directors, and they cannot accept any payment or other compensatory fee from the Company, other than in their role and responsibility as members of the board of directors, of the audit committee or of other established Committees. Members of the audit committee receive a monthly remuneration.

The audit committee has one charter that establishes its composition, objectives, roles, responsibilities and extension of its activities. The CMF requires the audit committee to meet at least every four months and to provide an annual written report to the board of directors informing it of its activities. This report must also be presented to the annual shareholders’ meeting. According to their charter, the audit committee meetings take place at least twice a month.

The main objectives of the audit committee are to oversee the effectiveness of the internal controls established by management, as well as to oversee compliance with laws and regulations. Other specific responsibilities of the audit committee include:

●	propose to the directors’ committee the firm of external auditors and the rating agencies to be engaged;
●	review the reports, content and procedures applied by the rating agencies;
●	approve the annual internal audit plan and its modifications;
●	approve the annual budget, oversee the activities of and evaluate the performance of internal audit, who reports directly to the audit committee;
●	receive and review reports issued by internal auditors;
●	review with management and the external auditors the annual and interim financial statements and report the results to the board of directors;
●	review the reports issued by regulators;
●	be informed about relevant internal frauds or about misconduct cases related to employees; and
●	report to the board of directors changes in accounting policies and its effects.

Directors’ Committee

Our board maintains a directors’ committee which currently comprises three members, all of which are considered under Chilean law as independent directors of our board of directors. The current members of the directors committee are Messrs. Gustavo Arriagada Morales, who chairs it, Fernando Concha Ureta and Pedro Samhan, as office-holders.

A description of the experience and qualifications for Messrs. Gustavo Arriagada Morales, Fernando Concha Ureta and Pedro Samhan is included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

The directors’ committee has bylaws that establish their composition, organization, objectives, duties, responsibilities and extension of its activities. The directors’ committee is required to meet once per month and provide an annual written report to the board of directors informing it of its activities. The report must also be presented to the annual shareholders’ meeting.

The directors committee’s responsibilities are, among others:

●	reviewing the reports of the internal and external auditors, the balance sheet and any other financial statements presented by the administration to the shareholders, and to sign-off on it prior to its presentation to the shareholders for approval;
●	recommending external auditors and rating agencies to the board of directors;
●	reviewing operations with related parties and reporting to the board of directors;
●	reviewing the compensation plans of executive officers and principal officers;
●	examining the systems of remuneration and compensation plans for managers, senior executives and employees of the company;
●	preparing an annual report about its activities, including its main recommendations to shareholders; and
●	other duties required by our bylaws, a shareholders meeting and our board of directors.

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

This committee currently comprises Mr. Gustavo Arriagada Morales and six non-director members.

Compliance Committee

The purpose of this committee is to monitor compliance with our codes of conduct and other complementary rules, establish and develop procedures necessary for compliance with these codes, interpret, administer and supervise compliance with these rules and resolve any conflicts that may arise.

This committee currently comprises Mr. Gustavo Arriagada Morales and four non-director members.

Assets and Liabilities Committee

The main purpose of this committee is to monitor compliance with the financial guidelines established by our board of directors. In this regard, it approves and follows up on the financial strategies that guide the Bank regarding the composition of its assets and liabilities, income and expenditure flows and operations with financial instruments.

This committee currently comprises three directors, Messrs. Jorge Andrés Saieh Guzmán, Pedro Lorenzini and Pedro Samhan, and three non-director members.

Credit Risk Committee

The purpose of this committee is to (i) establish the limits and procedures of the credit policy of the Bank and its subsidiaries and to establish approval exceptions for financial decisions exceeding certain thresholds and (ii) evaluate and resolve lending operations in general that are of competence of this committee.

This committee currently comprises two directors, Messrs. Jorge Andrés Saieh Guzmán and Matias Granata, and three non-director members.

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

This committee currently comprises three directors, Messrs. Jorge Andrés Saieh Guzmán, Ricardo Villela Marino and Milton Maluhy Filho.

The Board of Directors, in its meeting held on March 30, 2022, resolved to initiate a process to evaluate the current structure of Board Committees at Itaú Corpbanca, taking into consideration the best corporate governance practices at Itaú Unibanco and in the banking industry.

D. EMPLOYEES

As of December 31, 2021, on a consolidated basis, we had 7,816 employees. At the same date, approximately 52.7% of our employees were unionized. All management positions are held by non-unionized employees. We believe that we have good relationships with our employees and the unions to which some of our employees belong. Our employees are covered by collective bargaining agreements, which Itaú Corpbanca entered into in 2017 for former Corpbanca’s unions and for former Banco Itaú Chile’s unions. These agreements were renewed in 2020 and will expire between December 2022 and August 2023. All agreements provide for improved benefits and have a term of three years.

The table below shows our employees by geographic area:

	Year Ended December 31,
	2019	2020	2021
Chile	5,629	5,234	5,091
Colombia	3,279	3,058	2,651
Panama	48	40	40
United States	31	32	34
Total	8,987	8,364	7,816

E. CONTROLLING SHAREHOLDER’S SHARE OWNERSHIP

As of the date of this report, Itaú Unibanco is the sole controlling shareholder of Itaú Corpbanca with a total share of capital of 55.96% through Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Limitada, CGB II SpA, CGB III SpA, SAGA II SpA and SAGA III SpA, who beneficially own approximately 26.30%, 24.96%, 1.85%, 0.41%, 1.60% and 0.83% of our outstanding shares, respectively.

The following chart is an overview of our ownership structure as of the date of this report:

Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

We do not have any arrangements for issuing capital to our employees, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common shares. As of the date of this report, we had 973,517,871,202 common shares outstanding.

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of the date of this report:

		Percentage
		of Total		Percentage of
		Share		Voting and
Shareholders	Number of Shares	Capital	Number of Votes	Dividend Rights
Itaú Unibanco	544,749,046,365	55.96%	544,749,046,365	55.96%
Itaú Unibanco Holding S.A.	256,035,852,654	26.30%	256,035,852,654	26.30%
ITB Holding Brasil Participações Limitada (1)	242,989,430,571	24.96%	242,989,430,571	24.96%
CGB II SpA	18,011,182,273	1.85%	18,011,182,273	1.85%
Saga II SpA	15,579,424,880	1.60%	15,579,424,880	1.60%
Saga III SpA	8,127,018,161	0.83%	8,127,018,161	0.83%
CGB III SpA	4,006,137,826	0.41%	4,006,137,826	0.41%
Saieh Family	136,258,256,138	14.00%	136,258,256,138	14.00%
Corp. Group Banking S.A.(2)	131,550,345,756	13.51%	131,550,345,756	13.51%
Cía. Inmob. y de Inversiones Saga SpA	4,707,910,382	0.48%	4,707,910,382	0.48%
Others	292,510,568,699	30.05%	292,510,568,699	30.05%
Securities Brokerage	142,410,768,053	14.63%	142,410,768,053	14.63%
ADSs holders and Foreign Inst. Investors	80,311,111,988	8.25%	80,311,111,988	8.25%
Local Institutional Investors	59,047,287,565	6.07%	59,047,287,565	6.07%
Other minority shareholders	10,741,401,093	1.10%	10,741,401,093	1.10%
Total	973,517,871,202	100.00%	973,517,871,202	100.00%
(1)	Includes 103,736,846,776 shares owned by ITB Holding Brasil Participações Ltda. that are under custody.
(2)	Includes 36,000,000 shares owned by Corp Group Banking S.A. that are under custody.

As of the date of this report, ADS holders (through the depositary) and foreign institutional investors held approximately 8.2% of our total common shares, represented by thirteen registered shareholders (The Bank of New York Mellon ADRs; Banco de Chile on behalf of non-resident third parties; Banco de Chile on behalf of Citi N.A. London Clients; Banco de Chile on behalf of State Street; Banco de Chile on behalf of Citi N.A. New York Clients; Banco de Chile on behalf of CEP Luxembourg Clients; Banco de Chile on behalf of MS; Itaú Corpbanca on behalf of investors; Banco Santander on behalf of foreign investors; Banco Santander-HSBC Bank PLC London Client Account; Banco Santander-Standard Chartered Singapore; BNP Paribas Securities Services Sociedad Fiduciaria; and IFC). The remaining 91.8% of our total shares were held by both Itaú Unibanco and locally, in Chile, represented by 893,206,759,214 shares. All of our shareholders have identical voting rights.

Itaú Unibanco Holding, ITB Holding Brasil Participações Limitada, CGB II SpA, Saga II SpA, Saga III SpA and CGB III SpA, accounted for approximately 26.30%, 24.96%, 1.85%, 1.60%, 0.83% and 0.41%, respectively, of our outstanding common shares as of the date of this report. ITB Holding Brasil Participações Limitada, CGB II SpA, Saga II SpA, Saga III SpA and CGB III SpA are each controlled by Itaú Unibanco Holding who is the sole controlling shareholder of Itaú Corpbanca.

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

A publicly-traded corporation may only enter into a related transaction when its aim is to contribute to the corporate general interests, its conditions are set at arm’s length and the corporation has followed the procedure indicated in the Chilean Corporations Act. The procedure to approve a related transaction can be summarized as follows: (i) the directors, managers, administrators, principal officers and liquidators involved in the potential transaction must give notice thereof to the board (these persons are obligated to disclose their interest in the transaction and, if required by the board, the director involved will be obliged to make public his/her opinion on the transaction), (ii) the absolute majority of the board, excluding any director involved in the transaction, must approve the transaction, (iii) the approval given by the board must be announced in the next shareholders’ meeting, (iv) if the directors involved in the transaction form the majority of the board, the transaction may only be approved by the unanimity of the remaining directors or by two-thirds of the issued voting shares in the corporation in a shareholders’ meeting, and (v) where the approval of the shareholders’ meeting is required, the board will request an independent appraiser to submit to the shareholders the conclusions regarding the conditions of the transaction.

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

As of December 31, 2019, 2020 and 2021, loans to related parties totaled Ch$163,088 million, Ch$197,097 million, and Ch$103,518 million, respectively. See Note 34 to our consolidated financial statements for a more detailed accounting of transactions with related parties.

LOANS TO RELATED PARTIES

As of December 31, 2019, 2020 and 2021, loans to related parties were as follows (loans for 2019, 2020 and 2021 refer to loans and accounts receivable from customers at amortized cost):

	Operating	Investment
	Companies	Companies	Individuals

As of December 31, 2019	(in millions of Ch$ as of December 31, 2019)
Loans and receivables to customers:
Commercial loans	109,840	11,910	5,054
Mortgage Loans	—	—	29,419
Consumer Loans	—	—	8,987
Loans and receivables to customers—gross	109,840	11,910	43,460
Provision for loan losses	(1,705)	(134)	(283)
Loans and receivables to customers, net	108,135	11,776	43,177

	Operating	Investment
	Companies	Companies	Individuals

As of December 31, 2020	(in millions of Ch$ as of December 31, 2020)
Loans and receivables to customers:
Commercial loans	150,796	10,037	6,517
Mortgage Loans	—	—	30,124
Consumer Loans	—	—	7,189
Loans and receivables to customers—gross	150,796	10,037	43,830
Allowances for loan losses	(6,333)	(885)	(348)
Loans and receivables to customers, net	144,463	9,152	43,482

	Operating	Investment
	Companies	Companies	Individuals

As of December 31, 2021	(in millions of Ch$ as of December 31, 2021)
Loans and receivables to customers:
Commercial loans	47,792	19,208	5,758
Mortgage Loans	—	—	33,701
Consumer Loans	—	—	8,058
Loans and receivables to customers—gross	47,792	19,208	47,517
Allowances for loan losses	(9,592)	(1,182)	(225)
Loans and receivables to customers, net	38,200	18,026	47,292

All loans to related parties were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. During 2019, 2020 and 2021, in accordance with IFRS, the total gross amounts of related party loans outstanding amounted to Ch$165,210 million, Ch$204,663 million and Ch$114,517 million, respectively.

OTHER TRANSACTIONS WITH RELATED PARTIES

During 2019, 2020 and 2021, we had the following income (expenses) from services provided to (by) related parties:

	2019	2020	2021
	Income	Income	Income
Company	(expenses)	(expenses)	(expenses)

	(in Ch$)
Redbanc S.A.	(3,388)	(3,094)	(3,566)
Transbank S.A.	(14,208)	(13,177)	(8,218)
Combanc S.A.	(366)	(472)	(464)
Itaú Chile Cía. de Seguros de Vida S.A.	(202)	—	—
Corp Research S.A.	(474)	—	—
Recuperadora de Créditos S.A.	—	—	—
Itaú Chile Inv. Serv. y Administración S.A.	(510)	(1,143)	—
Compañía de Seguros Confuturo S. A.	—	—	—
Instituto de Estudios Bancarios Guillermo Subercaseaux	—	—	—
VIP Asesorías y Servicios Integrales Limitada	—	—	—
Everis Chile S.A.	—	—	—
CAI Gestión Inmobiliaria S.A.	(3)	—	—
Promoservice S.A.	—	—	—
Comder Contraparte Central S.A	(910)	(826)	(849)
Operadora de Tarjeta de Crédito Nexus S.A.	(3,037)	(3,319)	(3,740)
Pulso Editorial S.A.	(23)	(24)	(70)
Inmobiliaria Edificio CorpGroup S.A.	(4,431)	(4,693)	(2,166)
Hotel Corporation of Chile S.A.	(39)	(8)	—
Corp Imagen y diseños S.A.	(101)	—	—
CorpGroup Holding Inversiones Limitada	(382)	(382)	(447)
SMU S.A., Rendic Hnos. S.A.	(2,319)	(2,388)	(991)
Inversiones Corp Group Interhold Limitada	(2,537)	(2,613)	(2,711)
Bcycle Latam SPA	(1,518)	(2,165)	—
Bolsa de Comercio de Santiago	—	—	—
Adexus S.A.	(567)	(8)	—
Itaú Unibanco	2,051	2,213	(655)
Itaú BBVA Securities NY	—	—	2,065
Compañía Chilena de Televisión S.A.	(47)	(8)	—
Inmobiliaria Gabriela S.A	(121)	(128)	(132)
Total	(33,132)	(32,235)	(21,944)

These transactions were carried out on terms normally prevailing in the market at the date of the transaction.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 17. Financial Statements.”

LEGAL PROCEEDINGS

We are involved in collections proceedings initiated by us in the normal course of business and certain proceedings against us in the ordinary course of banking business as disclosed in Note 23 to our consolidated financial statements included herein.

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

At our ordinary shareholders’ meeting held on March 24, 2022, our shareholders approved a dividend payout ratio of 30% of 2021 net income. As a result, in 2022, we paid an annual dividend of Ch$0.0856089775/share, equivalent to a dividend yield of 5.41%. In addition, as for the year end as of December 31, 2021, we reported a net income of Ch$277,806,231,780 calculated under local regulatory and accounting principles, an annual dividend of Ch$83,341,869,534 was distributed at our ordinary shareholder’s meeting held on March 24, 2022 in accordance with the provisions set forth in article 78 of Law No. 18,046.

Dividends can be paid exclusively from the net income for the year, after absorbing accumulated losses, if any. The actual amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

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

ITEM 9. OFFER AND LISTING DETAILS

Not applicable.

A. OFFER AND LISTING DETAILS

Not applicable.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our common shares are traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange under the symbol “ITAUCORP.” Our ADSs have been listed since November 1, 2004 on the NYSE under the symbol “ITCB.”

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

Every election of directors, or any changes in the election of directors, shall be transcribed into a public deed before a notary public, published in a newspaper of Santiago and notified to the CMF by means of the filing of a copy of the respective public deed. Likewise, the appointments of general manager, manager and deputy managers shall be communicated and transcribed into a public deed.

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

During the first meeting following the ordinary shareholders’ meeting, the board of directors elects, by an absolute majority and in separate and secret votes, from among its members, a chairman and a vice chairman. If no director obtains such majority, the election is repeated among those two directors who obtained the most votes, adding any blank votes to the person who obtained the greatest number of votes. In case of a tie, the vote is repeated and, if a tie were to occur again, there is a drawing. The chairman and the vice president may be reelected indefinitely.

The board of directors meets in ordinary sessions at least once a month, held on pre-set dates and times determined by the board. Extraordinary meetings are held whenever called by the chairman, whether at his own will or upon the request of one or more directors, so long as the chairman determines in advance that the meeting is justified, except if the request is made by the absolute majority of the directors in office, in which case the meeting shall be held without such prior determination. The extraordinary meetings may only address those matters specifically included in the agenda for the extraordinary meeting, except that, if the meeting is attended by all the directors in office, they may agree otherwise by a unanimous vote. Notifications of meetings of the board of directors shall be made by certified letter sent to the address of each director registered with the bank, at least five days in advance of the date on which the ordinary or extraordinary session should be held; provided, however, that urgent extraordinary meetings can be summoned by the chairman with one business day advance notice. The five-day period shall be calculated from the date on which the letter is placed in the mail.

The five-day period shall be calculated from the date on which the letter is placed in the mail.

The quorum for the board of directors’ meeting is majority of its members in office, which is six directors. Resolutions shall be adopted by the affirmative vote of the absolute majority of the attending directors. In the event of a tie, the person acting as the chairman of the meeting does not have a casting vote.

Directors having a vested interest in a negotiation, act, contract or transaction that is not related to the bank business, either as principal or as representative of another person, shall communicate such fact to the other directors. If the respective resolutions are approved by the board, it shall be in accordance with the prevailing company’s interest and fair market conditions and such director’s interest must be disclosed at the next ordinary shareholders’ meeting.

The discussions and resolutions of the board of directors shall be recorded in a special book of minutes maintained by the secretary. The relevant minutes shall be signed by the directors that attended the relevant meeting. If a director determines that the minutes for a meeting are inaccurate or incomplete, he or she is entitled to record an objection before actually signing the minutes. The minutes shall be deemed approved from the moment it is signed by all the directors that attended such meeting and all the resolutions adopted may be carried out upon the approval. However, by unanimous consent of the directors that attended the meeting, the resolutions adopted by the board may be carried out before the approval of the minutes, provided that the agreement is recorded in a written document signed by all the relevant directors. In the event of death, refusal or incapacity for any reason of any of the directors attending to sign the minutes, such circumstance shall be recorded at the end of the minutes stating the reason for the impediment.

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

CAPITALIZATION

Under Chilean law, the shareholders of a bank, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital with the authorization of the CMF. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital; provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital. An investor becomes eligible to receive dividends and returns of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the company’s by-laws provide otherwise). Pursuant to the Bank’s by-laws, if an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the Bank may elect between: (a) selling on a stock exchange, at the expense and risk of the defaulting shareholder, the number of shares necessary to pay for the unpaid balances and related expenses, reducing the share certificate to the amount of remaining shares; (b) render without effect the subscription in whole or in part and reduce the share certificate to the number of paid shares, selling the remaining shares on a stock exchange, and (c) collect payment through ordinary or summary procedures on all the debtor’s assets. Upon termination of the actions for collection, the board of directors shall propose to the shareholders meeting the write-off of the non-paid amount and the reduction of the capital of the company to the amount effectively paid in. Authorized shares and issued shares which have not been subscribed and paid for within the period fixed for their payment (which cannot be longer than three years) are cancelled and are no longer available for issuance by the company, unless in case of an issuance of convertible bonds (in which case the unsubscribed portion of the capital increase shall remain in place for a number of shares sufficient to comply with the option) or when reserved for compensation plans for employees (in which case the maximum term for subscription and payment cannot be longer than five years).

Article 22 of Chilean Corporations Act states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings.

OWNERSHIP RESTRICTIONS

Under Article 12 of the Chilean Securities Market Act and the Regulations of the CMF, shareholders of Public Companies are required to report the following to the CMF and the Chilean stock exchanges:

●	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or ceasing to own, directly or indirectly, 10% or more of a Public Company’s share capital; and
●	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of a Public Company’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

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

Under Article 54 of the Chilean Securities Market Act and the regulations of the CMF, persons or entities intending to acquire control, directly or indirectly, of a Public Company, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition at least ten business days before the date of perfection of the acts which allow it to obtain control of the company, but in any case, as soon as negotiations regarding the change of control are formalized and/or as soon as reserved information and/or documents concerning the target are delivered to the potential acquirer through a filing with the CMF, the stock exchanges and the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

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

Title XXV of the Chilean Securities Market Act on tender offers and the regulations of the CMF provide that the following transactions shall be carried out through a tender offer:

●	an offer which allows a person to take control of a Public Company;
●	an offer for all the outstanding shares of a Public Company upon acquiring two-thirds or more of its voting shares, in which case such controlling shareholder must offer to purchase the remaining shares from the

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
●	an offer for a controlling percentage of the shares of a listed operating company if such person intends to take control of the company (whether listed or not) controlling such operating company, to the extent that the operating company represents 75% or more of the consolidated net worth of the holding company.

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

Title XV of the Chilean Securities Market Act sets forth the basis to determine what constitutes control of a business group and a related party while Title XXV establishes a special procedure for acquiring control of a Public Company through a tender offer. The Chilean Securities Market Act defines control as the power of a person, or group of persons acting pursuant to a joint action agreement, to direct the majority of the votes in the shareholders meetings of the corporation, or to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons acting together pursuant to a joint action agreement holding, directly or indirectly, at least 25% of the voting share capital, unless:

●	another person or group of persons acting pursuant to a joint action agreement, directly or indirectly, control a stake equal to or higher than the percentage controlled by such person or group;
●	the person or group does not control, directly or indirectly, more than 40% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5% of the voting share capital; and
●	in cases where the CMF has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Act, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:

●	a principal and its agents;
●	spouses and relatives up to certain level of kindred;

●	entities within the same business group; and
●	an entity and its controller or any of its members.

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

According to Article 96 of the Chilean Securities Market Act, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or securities issued by, them. According to the Chilean Securities Market Act, the following entities are part of the same business group:

●	a company and its controlling person;
●	all the companies with a common controlling person and the common controlling person; and
●	all the entities that the CMF declare to be part of the business group due to one or more of the following reasons:
●	a substantial part of the assets of the company are involved in the business group, whether as investments in securities, equity rights, loans or guaranties;
●	the company has a significant level of indebtedness and that the business group has a material participation as a lender or guarantor;
●	when the controller is a group of entities, that the company is a member of a controlling person of the entities mentioned in the first two bullets above and there are grounds to include it in the business group based on the definitions above; and
●	the company is controlled by one or more member of the controlling group of any of the entities of the business group, when such controller is composed of more than one person and there are grounds to include the company in the business group based on the definition above.

Article 36 of the Chilean General Banking Act states that as a matter of public policy, no person or company may acquire, directly or indirectly, shares that alone or jointly with the shares previously owned by it, represent more than 10% of the shares of a bank without the prior authorization of the CMF, which may not be unreasonably withheld. The prohibition also applies to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the CMF considers a number of factors enumerated in the Chilean General Banking Act, including the financial stability of the purchasing party.

Article 35 bis of the Chilean General Banking Act establishes that prior authorization of the CMF is required for:

●	the merger of two or more banks, where the absorbing bank becomes a bank of systemic importance;
●	the acquisition of all or a substantial portion (equal to or more than one third) of a bank’s assets and liabilities by another bank, where the acquiring bank becomes a bank of systemic importance;
●	the control by the same person, or controlling group, of two or more banks, where the banks become banks of systemic importance; or

●	a substantial increase in the share ownership by a controlling shareholder of one of the banks controlled by the same person or controlling group (understood as either acquiring a majority or two thirds of the bank’s shares), where the group of banks become a bank of systemic importance.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks becomes a bank of systemic importance. With respect to the qualification of a bank of systemic importance, on November 2, 2020, the CMF published the regulation (Circular No. 2,276) setting forth the factors and methodologies to be considered to determine whether a bank or group of banks qualifies as of systemic importance.

According to the Chilean General Banking Act a bank may not grant loans to related parties on more favorable terms than those generally offered to non-related parties. Article 84 No. 2 of the Chilean General Banking Act and the Regulations of the CMF create the presumption, among other cases, that natural persons who are holders of shares and who beneficially own more than 1% of the shares (or 5% in the case of bank’s shares actively traded) are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1% of the shares, and accordingly the limitations of Article 84 No. 2 would be applicable to such beneficial owners. Finally, according to the Regulations of the CMF, Chilean banks that issue ADSs are required to inform the CMF if any person, directly or indirectly, acquires ADSs representing 5% or more of the total amount of shares of capital stock issued by such bank.

Article 16 bis of the Chilean General Banking Act provides that the individuals or legal entities which, individually or with other people, directly control a bank and who individually own more than 10% of its shares shall send to the CMF reliable information on their financial situation in the form and within the time set forth in Chapter 1-3 of the regulations of the CMF (Recopilación Actualizada de Normas). Also, controlling shareholders must submit information regarding their financial situation pursuant to Chapter 1-17 of said regulations.

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

SHAREHOLDERS’ MEETINGS AND VOTING RIGHTS

An annual ordinary meeting of shareholders is held within the first four months of each year, generally in March and must be called by the board of directors. The annual ordinary meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy proposed by the board of directors, elects the members of our board of directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last annual ordinary meeting of our shareholders was held on March 24, 2022.

Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the CMF.

Notice to convene the annual ordinary meeting or an extraordinary meeting is given by means of written notice, which must be published at least on three different days in a newspaper of our corporate domicile (currently Santiago) designated by the shareholders at their annual meeting and if a shareholder fails to make such designation, the notice must be published in the Official Gazette pursuant to legal regulations. The first notice must be published not less than 10 days in advance of the scheduled meeting. Additionally, with the same minimum 10-day notice, the fact that a shareholders’ meeting will be held must be disclosed to the market (including the CMF and the Santiago and Electronic Stock Exchanges), indicating the date, the matters to be dealt with therein and how to obtain full copies of documents related to items submitted for voting; all of which must also be made available to shareholders on the website of the company. Currently, we publish our official notices in the Diario La Tercera.

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

The following matters can only be agreed upon at an extraordinary shareholders’ meeting:

●	our dissolution;
●	a merger, transformation, division or other change in our corporate form or the amendment of our by-laws;
●	the issuance of bonds or debentures convertible into shares;
●	the conveyance of 50% or more of our assets or the submission of, or changes to any business plan that contemplates the sale of more than 50% of the assets of the company;
●	the conveyance of 50% or more of the assets of a subsidiary, if represent at least 20% of our total assets, and any transfer of shares of a subsidiary that implies the Company loses control of such subsidiary;

●	granting of a security interest or a personal guarantee in each case to secure the obligations of third parties, unless (i) to secure or guarantee the obligations of a subsidiary, in which case the approval of the board of directors will suffice (although this restriction is not applicable to banks: (a) granting sureties, (b) becoming jointly and/or jointly and severally liable with clients or (c) issuing bank guarantees within their course of business) and (ii) in those cases exempted by the Chilean General Banking Act; and
●	other matters that require shareholder approval according to Chilean law or our by-laws.

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

The by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those shares present or represented at the meeting. However, under the Chilean Corporations Act, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:

●	a change in corporate form, merger or spin-off;
●	an amendment to our term of existence or early dissolution;
●	a change in corporate domicile;
●	a decrease of corporate capital;
●	the approval of capital contributions in kind and a valuation of the assets contributed;
●	a modification of the authority reserved for the shareholders’ meetings or limitations on the powers of our board of directors;
●	a reduction in the number of members of our board of directors;
●	the conveyance of 50% or more of the corporate assets, regardless of whether it includes liabilities, or the submission of or change to any business plan that contemplates the conveyance of 50% or more of the corporate assets;
●	the conveyance of 50% or more of the assets of a subsidiary, if those assets represent at least 20% of our total assets, and any transfer of shares of a subsidiary that implies the Company loses control of such subsidiary;
●	the manner in which the corporation’s profits shall be distributed;
●	the creation of security interests to secure third-party obligations in excess of 50% of the corporate assets, unless granted to a subsidiary or when exempted by the Chilean General Banking Act (although this restriction is not applicable to banks: (i) granting sureties, (ii) becoming jointly and/or jointly and severally liable with clients or (iii) issuing bank guarantees within their course of business);
●	the acquisition of our own shares, when, and or the terms and conditions permitted by law;
●	the cure of formal defects in the incorporation of the corporation or an amendment to its by-laws related to any of the matters referred to in the preceding bullets;
●	to establish the right of the controller to force other shareholders to sell their shares in case the controller has surpassed 95% of the shares of the company as a result of a tender offer for 100% of its shares under certain circumstances;

●	the approval of material related-party transactions according to Article 147 of the Chilean Corporations Act; or
●	all other matters provided for in our by-laws.

In general, Chilean law does not require a Chilean public company to provide the level and type of information that U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company within the 15-day period before the ordinary annual meeting. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be published not fewer than 10 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, shareholders must have available an annual report of the company’s activities which includes audited financial statements. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend.

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

The Merger

The following transactions occurred prior to the Merger:

●	The Saieh Family divested 5,208,344,218 shares it held in former Corpbanca which, collectively, amounted to 1.53% of the capital stock of Corpbanca. Such shares were divested to third parties other than the Saieh Family and Itaú Unibanco, and were intended to be transferred to minority shareholders of CorpGroup Parent.

●	Itaú Chile increased its capital by US$652 million through the issuance of shares that were fully subscribed and paid for by Itaú Unibanco.

After these transactions occurred, Itaú Chile merged with and into Corpbanca, with Corpbanca as surviving entity under the name of “Itaú Corpbanca.” The Merger resulted in the issuance of 172,048,565,857 shares of Corpbanca (representing 33.58% of the shares of Itaú Corpbanca) to Itaú Unibanco. The Saieh Family retained 33.13% of the capital stock of Itaú Corpbanca and the remaining 33.29% of the capital stock was held by public shareholders. After the Merger, Itaú Unibanco Holding indirectly acquired an additional 2.13%, 0.35%, 2.08% and 1.08% interest in our share capital from the Saieh Family, on October 26, 2016, September 15, 2017, October 13, 2018 and September 10, 2020, respectively, which resulted in an aggregate holding of 39.22% of the capital stock of Itaú Corpbanca. In addition, Itaú Unibanco Holding subscribed and paid for a total of 350,048,242,004 new common shares in the aforementioned 2021 capital increase, increasing its percentage of ownership in the Bank’s common shares to 56.60% as of November 30, 2021, after the placement in full of the new common shares issued in such capital increase. On March 22, 2022, Itaú Unibanco Holding indirectly sold 0.64% share capital of Itaú Corpbanca, decreasing its percentage of ownership in the Bank’s common shares to 55.96%.

Consummation of the Merger

In an extraordinary shareholders’ meeting held on June 26, 2015, our shareholders approved the Merger and the other Transactions contemplated in the Transaction Agreement. On September 4, 2015 the SBIF issued Resolution No. 409 approving the Merger. Pursuant to the agreements adopted and the approval by the SBIF, the Merger was consummated on April 1, 2016.

After the Merger, and according to the Transaction Agreement and its amendment on January 20, 2017, the following transactions will be implemented:

●	Itaú Corpbanca Colombia shall purchase all of the assets and liabilities of Itaú BBA Colombia in accordance with the terms and conditions agreed by Itaú Corpbanca Colombia and Itaú BBA Colombia on November 1, 2016 (the “Itaú Colombian Asset Acquisition”). The Itaú Colombian Asset Acquisition was approved by the shareholders of Itaú Corpbanca Colombia and the Colombian Financial Superintendency, and completed on June 16, 2017, as established in the agreement signed on June 1, 2017, between Itaú Corpbanca Colombia, as assignee, and Itaú BBA Colombia S.A. Corporación Financiera, as assignor. Pursuant to the Itaú Colombian Asset Acquisition transaction, Itaú Corpbanca Colombia acquired Itaú BBA Colombia S.A. Corporación Financiera assets and liabilities. In relation to this transaction, Itaú Corpbanca Colombia S.A. paid Ch$33,205 million to Itaú BBA Colombia S.A Corporación Financiera. This agreement also contemplated the rendering of certain services by Itaú Corpbanca Colombia in favor of Itaú BBA Colombia and the hiring of the senior management of Itaú BBA Colombia by Itaú Corpbanca Colombia.
●	Itaú Corpbanca shall acquire of the shares of Banco Corpbanca Colombia S.A., now Itaú Corpbanca Colombia, held by CorpGroup (currently representing 12.36% of shares outstanding) no later than January 28, 2022, subject to receipt of the applicable regulatory approvals. The purchase price for the shares will be US$3.5367 per share (US$330 million in total) plus (i) interest from (and including) August 4, 2015 until (but excluding) the payment date at an annual interest rate equal to Libor plus 2.7% minus (ii) the sum of (x) the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup since the date of the Transaction Agreement, plus (y) the accrued interest with respect to the amount of such dividends since the date of their payment until the payment date of the purchase price, at an annual interest rate equal to Libor plus 2.7%.

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

Registration of the Shares of Itaú Corpbanca Colombia S.A.

Itaú Corpbanca and CorpGroup will carry out commercially reasonable efforts, in accordance with the shareholders agreement of Itaú Corpbanca Colombia S.A., in order to cause Itaú Corpbanca Colombia to be registered as a public company in the National Registry of Securities and Issuers of the Colombian Financial Superintendency and its shares to be listed in the Colombian Stock Market (the “CSM”). The registration process is subject to the approval of Itaú Corpbanca Colombia’s extraordinary shareholders’ meeting.

Itaú Corpbanca and CorpGroup, pursuant to the terms of the shareholders’ agreement dated July 1, 2013 entered into with Helm LLC and other shareholders of Itaú Corpbanca Colombia, requested to submit for the shareholders’ approval the registration of Itaú Corpbanca Colombia in the National Registry of Securities and Issuers of the Colombian Financial Superintendency and the listing of its shares in the CSM. On February 1, 2017, in a meeting of shareholders of Itaú Corpbanca Colombia called for the decision of the above-mentioned matters, Helm LLC voted against such registration and listing and, therefore, those matters were rejected. Following this rejection, Itaú Corpbanca and CorpGroup filed a counterclaim in the Arbitration held in New York against Helm LLC for breaching the shareholders’ agreement. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings.”

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

Itaú CorpGroup Shareholders’ Agreement

The following summary is included to provide you with information regarding the terms of the form of Itaú CorpGroup Shareholders’ Agreement executed by Itaú Unibanco Holding S.A. and CorpGroup on April 1, 2016 and amended on September 10, 2020. This section is not intended to provide you with any factual information about Itaú Corpbanca. Such information can be found elsewhere in the public filings that Itaú Corpbanca makes with the SEC.

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

The board of Itaú Corpbanca shall be comprised of 11 directors and two alternate directors (one selected by Itaú Unibanco and one selected by CorpGroup Parent). The board of Itaú Corpbanca Colombia shall be comprised of nine director (note that after the acquisition of shares representing approximately 20.82% of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company on December 3, 2019, the board of Itaú Corpbanca Colombia is currently comprised of five directors). The number of directors of the board of all other subsidiaries shall be specified by the board of Itaú Corpbanca.

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

Shareholder Consent Rights

Subject to certain exceptions set forth in the Itaú CorpGroup Shareholders’ Agreement, Itaú Unibanco and CorpGroup Parent agreed that Itaú Corpbanca shall not take, and shall not permit any subsidiary to take, any of the following transactions without the consent of (i) CorpGroup Parent, so long as CorpGroup Parent owns at least 13% of the capital stock of Itaú Corpbanca, and (ii) Itaú Unibanco:

●	merge, reorganize or consolidate Itaú Corpbanca or any of its subsidiaries or enter into a joint venture or similar transaction in excess of materiality thresholds;
●	issue or sell any equity securities of Itaú Corpbanca or any of its subsidiaries, other than solely to the extent required to comply with immediate legal and regulatory requirements or to meet the Optimal Regulatory Capital;
●	repurchase or otherwise retire or acquire any shares or other equity securities of Itaú Corpbanca or any of its subsidiaries;

●	list or delist any shares or other equity securities of Itaú Corpbanca or any of its subsidiaries;
●	enter into, modify or terminate a contract or transaction with a related party;
●	effect any acquisition of the stock, equity interests, assets or business of any third-party or any disposition of assets of Itaú Corpbanca or any subsidiary or the capital stock or other equity interests of any subsidiary, in each case in excess of materiality thresholds;
●	effect any liquidation, dissolutions, reorganizations through a voluntary bankruptcy or similar transactions;
●	amend or repeal any provision of the organizational documents of Itaú Corpbanca or any of its subsidiaries;
●	change the size or powers of the board of directors or any committee thereof;
●	enter into any new line of business, that is not a Banking Business;
●	create or dissolve one or more subsidiaries in excess of materiality thresholds; enter into agreements between Itaú Corpbanca or any of its subsidiaries, on the one hand, and any Governmental Authority, on the other hand;
●	make any change in the external auditors of Itaú Corpbanca or any of its subsidiaries;
●	make any change to the dividend policy;
●	enter into any agreement that limits or restricts the ability of Itaú Corpbanca or any of its subsidiaries to own, manage, operate, control, participate in, perform services for, or otherwise carry on or engage in any business or in any geographic area; enter into any contract to do any of the foregoing actions; and
●	any other matter not set forth above that requires the approval of a supermajority of the shareholders of Itaú Corpbanca under Article 67 of the Chilean Corporations Act.

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

Non-Competition; Non-Solicit

Non-Competition

Neither Itaú Unibanco nor CorpGroup Parent shall, directly or indirectly, own, invest, control, acquire, operate, manage, participate or engage in any Banking Business in Chile, Colombia and the Republic of Panama other than

(i) through its investment in the Itaú Corpbanca and its subsidiaries and (ii) through any other investment special purpose vehicle (“sociedad de apoyo al giro”) in which Itaú Corpbanca has an ownership interest.

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

Preapproved Matters

CorpGroup Parent agreed to consent to and affirmatively vote its shares of Itaú Corpbanca at any shareholders’ meeting in favor of the approval of a transaction between Itaú Corpbanca’s securities broker (Corredora) subsidiary and MCC at such time as MCC is wholly-owned by an affiliate of Itaú Unibanco. This transaction has been structured as an acquisition of (i) equity securities of MCC Asesorías by Itaú Corpbanca (followed by a merger of MCC Asesorías into Itaú Corpbanca), and (ii) equity securities of MCC Corredor by Itaú Corredores de Bolsa Ltda., a wholly owned subsidiary of Itaú Corpbanca (followed by a merger of MCC Corredor into such subsidiary). On May 28, 2019, Itaú Corpbanca’s Board of Directors resolved to approve the acquisition of such MCC entities in accordance with the Transaction Agreement and in compliance with Title XVI of Chilean Corporations Law No. 18,046. As of the date of this Annual Report, while these acquisitions and subsequent mergers have been approved by the CMF on March 21, 2022 and April 11, 2002, the subsequent merger of the securities brokers remains contingent on the issuance of the regulatory approval from BACEN.

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

Systems Operations Services Agreement

We have entered into a Systems Operations Services Agreement with IBM, initially dated March 30, 2001, and covering a term from April 1, 2001 through April 15, 2006 which can be renegotiated periodically. Under this agreement, IBM provides outsourcing computer system operations services to us and we are obligated to pay fees amounting to UF 2,421.4 per month. The agreement has been extended to 2022.

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

On April 10, 2008, we entered into a Services Agreement with our affiliate Inversiones CorpGroup Interhold Limitada, pursuant to which CorpGroup provides us with professional and technical consulting services in the finance, capital markets, real estate and operations areas; we pay fees of approximately UF1,350 per month. On January 27, 2014, we entered into an amendment to the agreement which took effect as of January 1, 2015. Pursuant to the amendment, the agreement was extended for a further 10-year term beginning on January 1, 2015, subject to certain early termination provisions. Either party may extend the term of the agreement for five additional years, subject to certain conditions. Provisions for the payment of expenses were also included in this amendment.

On March 27, 2012, we entered into a Services Agreement with Mr. Álvaro Saieh Bendeck and our affiliate CorpGroup Holding Inversiones Limitada, pursuant to which CorpGroup Holding Inversiones Limitada provides us with professional and technical consulting services in all matters related to strategic planning and definitions, new businesses, including acquisitions in Chile or abroad, and management controls; we pay fees of approximately UF1,250 per month. On January 27, 2014, we entered into an amendment to the agreement which took effect as of January 1, 2015. Pursuant to the amendment, the agreement was extended for a further 10-year term beginning on January 1, 2015, subject to certain early termination provisions. Either party may extend the term of the Service Contract for five additional years, provided that on such date the services continue to be rendered with the participation of Mr. Álvaro Saieh Bendeck. Provisions for the payment of expenses were also included in this amendment.

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

D. EXCHANGE CONTROLS

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Foreign investments must be registered with the Central Bank of Chile under the Ley Orgánica Constitucional del Banco Central de Chile, or the Chilean Central Bank Act and the Compendio de Normas de Cambios Internacionales, or the Central Bank Foreign Exchange Regulations or the Compendium. The Chilean Central Bank Act is a constitutional law requiring a “special majority” vote of the Chilean Congress to be modified. Until January 1, 2016, foreign investments could be registered with the Comité de Inversiones Extranjeras or the Foreign Investment Committee under Decree Law No. 600 of 1974, as amended or DL 600, as an alternative to the registration with the Central Bank of Chile. The Tax Reform, as amended by Law No. 20,899, however, repealed DL 600 as of January 1, 2016. As from 2016, the Foreign Investment Committee shall not be entitled to register new foreign investments. All foreign investments previously registered with the Foreign Investment Committee under DL 600, shall continue to be subject to the provisions of DL 600.

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

The foregoing is a summary of the Central Bank of Chile’s regulations with respect to the issuance of ADSs representing common shares as in force and effect as of the date hereof. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter XIV of the Compendium, a copy of which is available from Itaú Corpbanca upon request.

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

E. TAXATION

CHILEAN TAX CONSIDERATIONS

The following discussion is based on material Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion summarizes the material Chilean income tax consequences of an investment in the ADSs or common shares received in exchange for ADSs by an individual who is not domiciled in or a resident of Chile, or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, which we refer to as a foreign holder. For purposes of Chilean law, given the amendments introduced by Law No. 21,210, as of March 1, 2020, an individual holder is a resident of Chile if he or she stays in Chile for more than 183 days in any given period of 12 months. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

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

Under Income Tax Law and given that the Bank is subject to the partially integrated system, the first category tax may be credited partially (65%). Nevertheless, the foreign holder shall be entitled to a full first category tax credit, regardless of the tax regime chosen by the company, if such holder is established or domiciled in, or is a resident of, a country with which Chile maintains a double taxation treaty in force or, until December 31, 2026, if Chile has signed a double taxation treaty with such country, even if not in force, and the holder duly credits his tax residency according to the regulations issued by the Chilean Internal Revenue Service on the matter, which are currently contained on Exempt Resolution No. 151, issued on December 9, 2020.

Under Chilean income tax law, credits for the first category tax are allocated to the corresponding distribution at a factor calculated using the same rate as the first category tax rate in force at the end of the business year in which the profits were distributed, up to their complete depletion. The first category tax rate is currently 27%. However, profit distributions allocated to profits generated prior to January 1, 2017 must consider a weighted average credit rate for the first category tax effectively paid in the corresponding tax periods. Available foreign tax credits are also allocated to the distribution at a maximum rate of 8%, up to their depletion.

Distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, without any credit. In case the Chilean withholding is determined to be excessive at the end of the year, foreign holders will have rights to file for the reimbursement of the excess withholding.

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

Gains recognized on a sale or exchange of common shares received in exchange for ADSs (as distinguished from sales or exchanges of ADSs representing such common shares) by a foreign holder will be subject to the Chilean withholding tax cases with a rate of 35%, which must be withheld by the purchaser. However, if it is impossible to determine the taxable capital gain at the time of sale, a 10% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due, the latter which must be declared, and any difference paid, by the seller.

The tax basis of common shares received in exchange for ADSs will be the acquisition value of such shares duly adjusted for local inflation. The valuation procedure set forth in the deposit agreement, which values common shares that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into common shares and sale of such common shares for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile, to the extent that the sale price is equal to the acquisition value at the time of redemption as discussed above. In the event the sale price exceeds the acquisition value of such shares determined, as explained above, such capital gain will be subject to the Chilean withholding tax.

The distribution and exercise of preemptive rights relating to the common shares will not be subject to Chilean taxation. Amounts received in exchange for the assignment of preemptive rights relating to the shares will be subject to the Chilean withholding tax with a rate of 35% over the gain realized by the foreign seller.

Preferential Regime of Certain Capital Gains - Article 107 of the Chilean Income Tax Law

According to Article 107 of the Chilean Income Tax Law, the sale and disposition of shares of Chilean public corporations which are significantly traded on a Chilean stock exchange is not levied by any Chilean tax on capital gains, if the sale or disposition was made:

●	on a local stock exchange authorized by the CMF or in a tender offer process according to Title XXV of the Chilean Securities Market Act, so long as the shares (1) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Act, (2) are newly issued shares issued in a capital increase or incorporation of the corporation, (3) were acquired as a result of the exchange of convertible securities, or (4) were a contribution or redemption of securities in accordance with Article 109 of the Chilean Income Tax Law. In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or
●	within 90 days after the shares would have ceased to be significantly traded on the stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days in which the shares were significantly traded on the stock exchange. Any gains above the average price will be taxable capital gains.

For purpose of the bullets above, shares are considered to be significantly traded on a Chilean stock exchange when they (1) are registered in the securities registry, (2) are registered in a Chilean Stock Exchange and (3) have an adjusted presence equal to or above 25% or have a “Market Maker,” according to the CMF Ruling No. 327 dated January 17, 2012. Currently, our shares are considered to be significantly traded on a Chilean stock exchange. Please note that Law No. 21,210 sets forth a new Article 110 of the Chilean Income Tax Law, pursuant to which if the shares are considered to be significantly traded on a Chilean Stock exchange due to a “Market Maker”, capital gains arising from the sale and disposition of such shares will be tax exempt only to the extent that such sale occurs within one year counted from the first public offer performed upon registration of the issuer or from the deposit of the regulations in the corresponding Financial Market Commission’s registry. Regarding issuers already registered or regulations already deposited as of this date, the one-year term will be counted as of March 1, 2020.

Note, however, that pursuant to Law No. 21,420, from September 1, 2022 onwards, capital gains realized on the disposition of the aforementioned stock, provided that all the requirements described in Article 107 are complied with, will be subject to a 10% tax. In the case of foreign holders, such tax must be withheld by the acquirer or by the stockbroker or securities agent acting on behalf of the foreign seller. If it is impossible to determine the taxable capital gain at the time of sale, a 1% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due, the latter which must be declared, and any difference paid, by the seller. Nonetheless, gains realized by “institutional investors” – as the term is defined in the Chilean Securities Market Law (Law No. 18,045) – on the disposition of such stock, provided all the requirements described in Article 107 are complied with, will not be subject to taxes in Chile.

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

This section does not apply to you if you are a U.S. holder subject to special rules, including for example:

●	a dealer in securities;
●	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
●	a regulated investment company;
●	a real estate investment trust;
●	a tax-exempt organization;
●	a bank or other financial institution;
●	a life insurance company;
●	a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) or a partner, member or owner therein;
●	a person liable for alternative minimum tax;
●	a person that actually or constructively owns 10% or more of the bank’s shares by vote or value;
●	a person that holds ADSs or common shares as part of a straddle, a hedging, conversion or constructive sale transaction; or
●	a person whose functional currency is not the U.S. dollar.

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

As used herein, the term “U.S. holder” means a beneficial owner of ADSs or common shares who is, for U.S. federal income tax purposes, any of the following:

●	an individual who is a citizen or resident of the United States,
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia,
●	an estate whose income is subject to U.S. federal income tax regardless of its source, or
●	a trust if such trust validly elects to be treated as a United States person (as defined under the Code) for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration, and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

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

If you are a non-corporate U.S. holder, dividends paid to you may constitute qualified dividend income and be taxable to you at a reduced rate provided that (1) certain holding period requirements are met, (2) the ADSs or common shares are considered to be readily tradable on an “established securities market” in the United States, and (3) the bank is not a PFIC. Under U.S. Internal Revenue Service, or IRS, authority, ADSs are considered for purposes of clause (2) above to be readily tradable on an established securities market in the United States because they are listed on the NYSE. Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividend income because the common shares are not themselves listed on a U.S. exchange. Moreover, as discussed below, under “—Passive Foreign Investment Company Rules,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks. You should consult your tax advisor regarding the availability of the reduced rate for dividends paid with respect to our ADSs or common shares. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain U.S. corporations.

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

Passive Foreign Investment Company Rules

Based upon our present regulatory status under Chilean law, current estimates, expectations and projections of the value and classification of our assets and the sources and nature of our income, we believe that the bank’s ADSs and common shares should not be treated as stock of a PFIC for U.S. federal income tax purposes for 2021, our current taxable year or in the foreseeable future, but this conclusion is a factual determination that is made annually and there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. Our actual PFIC status for our current taxable year ending December 31, 2022 will not be determinable until after the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for 2022.

In general, if you are a U.S. holder, the bank will be a PFIC with respect to you if for any taxable year in which you held the bank’s ADSs or common shares:

●	at least 75% of the bank’s gross income for the taxable year is “passive income;” or
●	at least 50% of the value, determined on the basis of a quarterly average, of the bank’s assets is attributable to assets that produce or are held for the production of passive income.

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

We are unable to determine with certainty that we are not a PFIC because the application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations, which together describe what is referred to as the “active bank exception.” For purposes of the PFIC test, the active bank exception excludes from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank. The IRS notice and proposed regulations each have different requirements for qualifying as a foreign bank and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed regulations have been outstanding since 1995 and will not be effective unless finalized. Nevertheless, we believe that we should qualify as an active bank under the requirements of both the notice and the proposed regulations, assuming that the proposed regulations are finalized in their current form.

In addition, because a PFIC determination is a factual determination that must be made following the close of each taxable year and is based on, among other things, the market value of our assets and shares, and because the proposed regulations (although proposed to be retroactive in application) are not currently in force, our PFIC status may change and there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. If the bank is treated as a PFIC for any year in which you hold ADSs or common shares, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

●	any gain you realize on the sale, exchange or other taxable disposition (including certain pledges) of your ADSs or common shares; and
●	any “excess distribution” that the bank makes to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ADSs or common shares during the three preceding taxable years or, if shorter, your holding period for the ADSs or common shares).

Under these rules:

●	the gain or excess distribution will be allocated ratably over your holding period for the ADSs or common shares;
●	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;
●	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and
●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

If FATCA withholding is required, the bank will not be required to pay any additional amounts with respect to any amounts withheld. Certain beneficial owners of ADSs or our common stock that are not foreign financial institutions generally will be entitled to refunds of any amounts withheld under FATCA, but this may entail a significant administrative burden. U.S. holders are urged to consult their tax advisors regarding the application of FATCA to their ownership of the ADSs or our common stock.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC are available electronically at the SEC’s website: https://www.sec.gov. Copies of such material may also be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains information filed electronically with the

SEC, which can be accessed on the internet at http://www.sec.gov. The information contained on this website does not form part of this annual report on Form 20-F.

Additional documents concerning Corpbanca which are referred to in this annual report may be inspected at our offices at Presidente Riesco 5537, Las Condes, Santiago, Chile.

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

1. Market Risk

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. The Trading Book includes non-derivative financial instruments that have been classified as trading instruments and all derivative positions that have not been classified as hedging instruments, according to accounting standards. The Banking Book includes all positions in derivative and non-derivative instruments that do not form part of the Trading Book. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of instruments recorded at fair value. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost. The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

a) Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions. The main sources of foreign exchange risk are:

●	positions in foreign currency (FX) within the Trading Book;
●	currency mismatches between assets and liabilities in the Banking Book;
●	cash flow mismatches in different currencies; and
●	structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the Bank’s income statement and equity. This effect is known as “translation risk.”

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

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

●	The liquidation of positions, when it so decides, to occur without significant losses.
●	The commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.
●	The bank to avoid fines or regulatory penalties for not complying with regulations.

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

The limit structure requires the division to carry out a process that includes the following steps:

●	Efficiently and comprehensively identify and outline the main types of financial risks incurred so that they are consistent with the running of the business and the defined strategy.
●	Quantify and communicate to business areas the risk levels and profile that senior management considers acceptable in order to avoid incurring undesired risks.
●	Give business areas flexibility to take on financial risks in an efficient and timely manner based on changes in market and business strategies, and always within the risk levels considered acceptable by the entity.
●	Enable business generators to take on a cautious yet sufficient level of risk in order to achieve budgeted results.
●	Outline the range of products and underlying assets with which each treasury unit can operate, based on characteristics like the model, valuation systems and liquidity of the instruments involved, among other factors.

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

The following regulatory and internal metrics are used to monitor and control market risk:

Regulatory Risk Measurements for the Trading and Banking Books

The bank measures regulatory exposure using the standardized methodology provided by the Central Bank of Chile (Chapter III-B-2.2 “Standards on Measuring and Controlling Market Risks in Banking Companies” of the Compendium of Financial Standards) and complemented by the CMF (Chapter 12-21 —Standards on Measuring and Controlling Market Risks and Chapter 21-7 – Determination of Assets Weighted by Market Risk), which is a risk measurement based on the standard methodology of the Basel Committee and is designed to quantify exposure to market risks for the Banking and Trading Books.

The regulatory measurement of market risk in the Trading Book allows the Bank to estimate its potential losses from fluctuations standardized by the regulator. The regulatory limit is the sum of this risk (also known as Market Risk Exposure or MRE) and 10% of the credit risk weighted assets. This sum cannot be greater than the Bank’s minimum capital requirement.

The bank, on an individual level, must continuously observe those limits and report to the CMF on a weekly basis its positions at risk and compliance with those limits (Regulatory Report CMF C41 and R07—Weekly information on market risk using standardized methodology). It must also inform the CMF each month on the consolidated positions at risk of subsidiaries and foreign subsidiaries (Regulatory Report CMF C43 and R07—Consolidated information on market risk using standardized methodology).

The following table details regulatory limit consumption for market risk, specifically for the Trading Book as of December 31, 2019, 2020 and 2021.

Trading Book

	As of December 31,
Limit Consumption	2019	2020	2021
Market risk exposure (MRE)	80.1%	83.3%	65.6%

The regulatory risk measurement for the Banking Book (Regulatory Report CMF C40—Cashflows related to interest rate and indexation risk in the Banking Book) is used to estimate the Bank’s potential losses from standardized adverse movements in interest and exchange rates. For regulatory reporting purposes, the Trading Book includes the interest rate risk of derivatives managed in the Banking Book.

The standardized regulatory report for the Banking Book (Regulatory Report CMF C40) is used to estimate the Bank’s potential economic losses from standardized adverse movements in interest rates defined by the CMF. Currently, limits for short-term exposure (STE) to interest rate and indexation risk in the Banking Book must not exceed 35% of annual operating income (LTM moving period) and long-term limit consumption (LTE) must be less than 20% of the Bank’s minimum capital requirement.

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of December 31, 2019, 2020 and 2021:

Banking Book

	As of December 31,
Limit Consumption	2019	2020	2021
Short-term exposure to interest rate risk (STE)	48.9%	63.0%	47.2%
Long-term exposure to interest rate risk (LTE)	57.8%	63.9%	23.2%

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

(i) Limitations of VaR Model

Although the VaR model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered:

●	It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, in the Bank’s case it does not reflect what happens in the 1% of the tail. This is mitigated with the stress measures detailed below.
●	It does not consider intraday results, but only reflects the potential loss given current positions.
●	It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance).

(ii) Sensitivity Measurements

Sensitivity measurements are based on estimated scenarios for positions in the Trading and Banking Books.

Trading Book Positions by Risk Factor: The table below sets forth the Trading Book positions by risk factor as of December 31, 2019, 2020 and 2021:

	Position
Risk Factor / Products	2019	2020	2021
	millions of Ch$	millions of Ch$	millions of Ch$
CLP rates
Derivatives	45	170	(10)
Investments	0	0	0
CLF rates
Derivatives	(11)	(123)	0
Investments	—	—	37
COP rates
Derivatives	37	3	85
Investments	(3)	(22)	(70)
UVR rates
Derivatives	6	2	0
Investments	(0)	(1)	(408)
USD rates	20	(27)	135
OM rates	(1)	—	0
FX (exchange rate)	968	874	(9)
Inflation (CLF)	—	—	—
Optionality (Gamma, Vega)	89	16	5

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

Banking Book by risk factor:

FX and Inflation Positions in Banking Book:

The following table sets forth the foreign currency and inflation positions in the Banking Book as of December 31, 2019, 2020 and 2021:

	Year End	Year End	Year End
	2019	2020	2021
CLF Position	2,091,756	2,227,846	2,219,300
FX Position	4,635,953	(5,824)	675

Positions in currencies other than Chilean pesos and exposure to indexation are classified by book and by their effect on the Bank’s financial statements, reflecting the spot exposure to each risk factor. It is important to highlight the impact of structural exchange rate risk arising from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the results and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 31, 2021, greater ongoing exposure was concentrated in

Colombian pesos (approximately US$585.75 million). The Bank can hedge part of these positions using currency derivatives. The currency positions in the Banking Book have limits for each currency.

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

The following table shows the Banking Book positions for the most important currencies in which the Bank does business as of December 31, 2019, 2020 and 2021 (products valued at amortized cost and fair value through other comprehensive income instruments and derivatives valued at fair value).

The exposures presented are the present values resulting from:

●	Modeling contractual cash flows based on behaviors that affect market risk exposure (for example, prepayment and renewal, among others).
●	Discounting cash flows from items accounted for on an accrual basis at a rate that represents the opportunity cost of the liability/asset.
●	Discounting cash flows from items accounted for at market value at the market rate.

	Year-End 2019
			3 Months to 1	1 to 3	More than
CLP Position	<1 Month	1 - 3 Months	Year	Years	3 Years
ASSETS	3,507,090	965,331	2,382,124	1,924,538	1,365,975
Cash	265,308	—	—	—	—
Investments under resale agreements	75,775	—	—	—	—
Loans to customers, net	1,664,084	915,555	1,894,953	1,566,750	809,105
Financial instruments at FVTOCI	217,128	49,776	487,171	357,788	556,870
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	903,517	—	—	—	—
Other assets	381,278	—	—	—	—
LIABILITIES	(8,633,089)	(2,251,174)	(3,200,762)	(632,972)	(215,000)
Checking accounts and demand deposits	(2,271,434)	—	—	—	—
Time deposits and other time liabilities	(2,697,902)	(1,833,340)	(3,119,242)	(397,972)	—
Debt instruments issued	(1,052)	(21,492)	(81,520)	(235,000)	(215,000)
Other liabilities	(268,096)	—	—	—	—
Capital and reserves	(3,346,102)	—	—	—	—
Repos	(48,503)	(396,342)	—	—	—
DERIVATIVES	988,919	1,140,587	900,023	664,608	(407,679)
Financial derivative instruments	988,919	1,140,587	900,023	664,608	(407,679)

	Year-End 2019
			3 Months to 1	1 to 3	More than
CLF Position	<1 Month	1 - 3 Months	Year	Years	3 Years
ASSETS	536,884	595,857	1,670,189	2,172,579	6,662,306
Cash	—	—	—	—	—
Investments under resale agreements	—	—	—	—	—
Loans to customers, net	445,023	589,307	1,656,631	1,402,913	6,429,371
Financial instruments at FVTOCI	405	6,550	13,558	769,666	232,935
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	91,456	—	—	—	—
LIABILITIES	(432,799)	(47,785)	(655,079)	(752,948)	(5,426,561)
Checking accounts and demand deposits	—	—	—	—	—
Time deposits and other time liabilities	(11,768)	(8,797)	(6,433)	—	(642,792)
Debt instruments issued	(152,346)	(38,988)	(648,646)	(752,948)	(4,783,769)
Other liabilities	(268,685)	—	—	—	—

	Year-End 2019
			3 Months to	1 to 3	More than
COP and UVR Position	<1 Month	1 - 3 Months	1 Year	Years	3 Years
ASSETS	9,635,709	3,158,773	3,439,333	4,757,799	3,877,019
Cash	1,114,972	—	—	—	—
Investments under resale agreements	118,798	—	—	—	—
Loans to customers, net	5,877,580	2,791,395	2,957,266	3,175,338	2,781,453
Financial instruments at FVTOCI	110,977	109,252	444,583	1,537,289	1,080,606
Financial instruments at amortized cost	219,852	51,991	586	1,649	9,479
PP&E and intangible assets	15,068	206,135	36,898	43,523	5,481
Other assets	2,178,462	—	—	—	—
LIABILITIES	(9,664,703)	(1,425,144)	(2,909,463)	(2,277,722)	(1,660,168)
Checking accounts and demand deposits	(8,091,259)	—	—	—	—
Time deposits and other time liabilities	(1,573,669)	(1,389,229)	(2,595,308)	(1,512,255)	(421,580)
Debt instruments issued	(310,411)	(35,915)	(314,155)	(765,467)	(1,238,588)
Other liabilities	(3,323,133)	—	—	—	—
Capital and reserves	3,633,769	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	1,041,162	(2,616,302)	(1,426,370)	(262,333)	22,897

	Year-End 2019
			3 Months to 1		More than 3
FX Position	<1 Month	1 -3 Months	Year	1 to 3 Years	Years
ASSETS	2,104,020	919,634	1,907,220	88,732	125,788
Cash	297,733	—	—	—	—
Investments under resale agreements	72,114	—	—	—	—
Loans to customers, net	999,873	897,137	1,907,186	86,681	125,682
Financial instruments at FVTOCI	112,316	22,497	34	2,051	106
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	621,984	—	—	—	—
LIABILITIES	(1,312,536)	(1,418,655)	(3,610,347)	(69,784)	—
Checking accounts and demand deposits	(329,762)	—	—	—	—
Time deposits and other time liabilities	(1,158,605)	(701,454)	(2,494,262)	(32,270)	—
Debt instruments issued	—	(570,793)	—	—	—
Other liabilities	499,617	(146,408)	(1,116,085)	(37,514)	—
Capital and reserves	(323,786)	—	—	—	—
Repos	—	—	—	—	—

	Year-End 2020
			3 Months to 1		More than 3
CLP Position	<1 Month	1 - 3 Months	Year	1 to 3 Years	Years
ASSETS	4,885,890	845,251	2,289,124	2,252,567	1,918,038
Cash	1,232,012	—	—	—	—
Investments under resale agreements	25,500	40,648	43,946	—	—
Loans to customers, net	1,232,959	786,017	1,992,513	1,950,752	1,047,865
Financial instruments at FVTOCI	1,168,120	18,586	252,665	301,815	870,173
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	732,017	—	—	—	—
Other assets	495,282	—	—	—	—
LIABILITIES	(10,169,966)	(1,637,063)	(2,477,284)	(661,668)	(1,950,515)
Checking accounts and demand deposits	(3,198,645)	—	—	—	—
Time deposits and other time liabilities	(3,660,382)	(1,627,063)	(2,365,174)	(432,449)	—
Debt instruments issued	—	(10,000)	(112,110)	(229,219)	(107,110)
Other liabilities	(690,254)	—	—	—	—
Capital and reserves	(2,315,411)	—	—	—	—
Repos	(305,274)	—	—	—	(1,843,405)
DERIVATIVES	830,637	1,429,392	516,336	272,765	24,985
Financial derivative instruments	830,637	1,429,392	516,336	272,765	24,985

	Year-End 2020
			3 Months to		More than 3
CLF Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	539,005	502,506	1,683,797	1,586,457	6,989,722
Cash	—	—	—	—	—
Investments under resale agreements	—	—	—	—	—
Loans to customers, net	525,727	482,619	1,579,094	1,438,439	6,594,948
Financial instruments at FVTOCI	1,395	19,887	104,703	148,018	394,774
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	11,883	—	—	—	—
LIABILITIES	(223,471)	(14,789)	(284,994)	(768,465)	(5,616,884)
Checking accounts and demand deposits	(13,448)	—	—	—	—
Time deposits and other time liabilities	(5,628)	(6,575)	(2,139)	(21,493)	(638,607)
Debt instruments issued	(44,561)	(8,214)	(282,855)	(746,972)	(4,978,277)
Other liabilities	(159,834)	—	—	—	—
Capital and reserves	—	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	(1,263,538)	(795,275)	(662,416)	(444,847)	1,001,038
Financial derivative instruments	(1,263,538)	(795,275)	(662,416)	(444,847)	1,001,038

	Year-End 2020
			3 Months to		More than 3
COP and UVR Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	1,869,283	646,379	727,989	1,211,813	684,493
Cash	248,360	—	—	—	—
Investments under resale agreements	14,064	—	—	—	—
Loans to customers, net	1,297,544	562,571	580,659	618,423	551,642
Financial instruments at FVTOCI	6,487	36,183	90,616	416,823	5,371
Financial instruments at amortized cost	41,277	26,643	123	355	2,072
PP&E and intangible assets	2,089	20,982	56,591	176,212	125,408
Other assets	259,462	—	—	—	—
LIABILITIES	(2,603,311)	(271,657)	(661,856)	(384,765)	(415,621)
Checking accounts and demand deposits	(1,959,635)	—	—	—	—
Time deposits and other time liabilities	(201,206)	(263,924)	(606,142)	(210,874)	(74,293)
Debt instruments issued	(40,351)	(7,733)	(55,714)	(173,891)	(341,328)
Other liabilities	(965,043)	—	—	—	—
Capital and reserves	562,924	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	180,149	(743,503)	(74,962)	(180,337)	(64,380)
Financial derivative instruments	180,149	(743,503)	(74,962)	(180,337)	(64,380)

	Year-End 2020
			3 Months to		More than 3
FX Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	2,557,632	578,295	894,517	124,463	201,010
Cash	1,390,180	—	—	—	—
Investments under resale agreements	91,215	—	—	—	—
Loans to customers, net	565,954	578,263	892,605	124,457	200,912
Financial instruments at FVTOCI	—	32	1,912	6	98
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	510,283	—	—	—	—
LIABILITIES	(2,190,757)	(884,847)	(939,503)	(3,591)	—
Checking accounts and demand deposits	(494,283)	—	—	—	—
Time deposits and other time liabilities	(728,796)	(404,727)	(228,942)	(49)	—
Debt instruments issued	—	(123,708)	—	—	—
Other liabilities	(917,957)	(356,412)	(710,561)	(3,542)	—
Capital and reserves	(49,721)	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	103,599	(24,269)	87,848	(24,433)	(12,182)
Financial derivative instruments	103,599	(24,269)	87,848	(24,433)	(12,182)

	Year-End 2021
			3 Months to 1		More than 3
CLP Position	<1 Month	1 - 3 Months	Year	1 to 3 Years	Years
ASSETS	5,650,471	1,515,577	2,131,454	2,161,385	1,408,683
Cash	1,307,604	—	—	—	—
Investments under resale agreements	82,324	46,067	66,399	—	—
Loans to customers, net	1,548,724	894,516	2,017,938	2,059,750	892,938
Financial instruments at FVTOCI	1,315,413	574,994	47,116	101,635	515,744
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	776,121	—	—	—	—
Other assets	620,285	—	—	—	1
LIABILITIES	(7,652,765)	(2,034,059)	(2,487,949)	(5,147,050)	(63,157)
Checking accounts and demand deposits	(356,887)	(193,090)	(868,903)	(2,317,075)	—
Time deposits and other time liabilities	(3,367,769)	(1,415,329)	(1,508,535)	(15,500)	—
Debt instruments issued	—	(7,500)	(110,511)	(221,022)	(63,157)
Other liabilities	(480,244)	(418,140)	—	—	—
Capital and reserves	(3,277,800)	—	—	—	—
Repos	(170,065)	—	—	(2,593,452)	—
DERIVATIVES	543,341	749,393	383,356	224,949	0
Financial derivative instruments	543,341	749,393	383,356	224,949	0

	Year-End 2021
			3 Months to		More than 3
CLF Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	510,552	441,744	1,857,539	2,528,482	6,554,363
Cash	—	—	—	—	—
Investments under resale agreements	—	—	—	—	—
Loans to customers, net	498,476	438,479	1,822,195	2,447,397	6,011,688
Financial instruments at FVTOCI	7,655	3,265	35,344	81,085	542,672
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	4,421	—	—	—	3
LIABILITIES	(315,900)	(16,842)	(479,329)	(984,178)	(6,147,733)
Checking accounts and demand deposits	(21,653)	—	—	—	—
Time deposits and other time liabilities	(5,222)	(7,464)	(40,557)	(67,449)	(665,663)
Debt instruments issued	(44,453)	(9,378)	(438,772)	(916,728)	(5,482,070)
Other liabilities	(244,572)	—	—	—	—
Capital and reserves	—	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	(969,261)	(906,260)	(517,836)	(795,785)	1,017,743
Financial derivative instruments	(969,261)	(906,260)	(517,836)	(795,785)	1,017,743

	Year-End 2021
			3 Months to		More than 3
COP and UVR Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	1,275,676	849,004	1,107,691	950,109	688,228
Cash	201,596	—	—	—	—
Investments under resale agreements	28,392	—	—	—	—
Loans to customers, net	742,853	770,763	994,123	702,720	562,545
Financial instruments at FVTOCI	14,884	28,311	33,450	221,173	0
Financial instruments at amortized cost	21,097	49,598	70,521	337	1,662
PP&E and intangible assets	421	332	9,597	25,879	124,021
Other assets	266,435	—	—	—	—
LIABILITIES	(4,134,791)	(285,410)	(525,272)	(413,688)	(351,245)
Checking accounts and demand deposits	(2,556,223)	—	(0)	(0)	—
Time deposits and other time liabilities	(274,984)	(246,086)	(412,658)	(219,410)	(59,076)
Debt instruments issued	(1,281)	(39,324)	(112,589)	(194,234)	(291,830)
Other liabilities	(751,403)	—	(25)	(44)	(338)
Capital and reserves	(550,900)	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	(393,301)	536,996	(164,788)	148,342	(172,999)
Financial derivative instruments	(393,301)	536,996	(164,788)	148,342	(172,999)

	Year-End 2021
			3 Months to		More than 3
FX Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	3,387,014	720,611	1,321,122	150,411	155,892
Cash	1,721,240	—	—	—	—
Investments under resale agreements	52,498	—	—	—	—
Loans to customers, net	772,297	720,609	1,304,238	147,484	155,779
Financial instruments at FVTOCI	—	2	16,883	7	113
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	840,979	—	—	2,921	—
LIABILITIES	(2,333,456)	(866,228)	(1,705,776)	(335,808)	—
Checking accounts and demand deposits	(157,617)	(81,252)	(561,066)	(335,808)	—
Time deposits and other time liabilities	(1,006,725)	(491,787)	(265,081)	-	-
Debt instruments issued	-	(145,433)	-	-	-
Other liabilities	(1,095,157)	(147,756)	(879,630)	-	-
Capital and reserves	(73,958)	-	-	-	-
Repos	-	-	-	-	-
DERIVATIVES	220,633	416,053	737,494	79,486	155,436
Financial derivative instruments	220,633	416,053	737,494	79,486	155,436

The following table summarizes the aforementioned exposures:

	2019	2020	2021
	Exposure	Exposure	Exposure
	millions of Ch$	millions of Ch$	millions of Ch$
CLP	(1,501,478)	(1,631,511)	(2,616,370)
CLF	2,091,756	2,227,846	1,777,299
COP-UVR	3,690,487	(80,286)	(885,449)
FX	945,466	467,782	2,102,883

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

The estimated economic impact derived from the scenarios of changes in market factors presents effects in profit and loss for trading instruments and instruments measured at amortized cost, as well as impacts in other comprehensive income relating to investment instruments at fair value through other comprehensive income (FVTOCI), cash flow hedges and foreign investments portfolios.

The scenarios presented below correspond to the probable worst-case scenarios chosen from a set of scenarios agreed upon based on the opinions of specialists in economics, financial risk and traders. In order to estimate the economic impact, sensitivities (DV01) and scenario related changes must be multiplied for each market factor.

Scenarios are presented separately for Chile and Colombia.

Interest Rate Scenarios — Chile (basis points — 0.01%):

														Scenarios for impact on instruments measured
Scenarios for impact on financial trading instruments							Scenarios for impact on financial instruments at FVTOCI							at amortized cost
	Overnight	Gov’t	Overnight	Gov’t	Curve	Curves		Overnight	Gov’t	Overnight	Gov’t	Curve	Curves		Overnight	Overnight	Curve
Term	CLP	CLP	CLF	CLF	USD	MX	Term	CLP	CLP	CLF	CLF	USD	MX	Term	CLP	CLF	USD
1D	(39)	39	87	162	(51)	51	1D	39	39	(87)	162	51	(51)	1D	39	87	51
3M	(39)	39	87	162	(51)	51	3M	39	39	(87)	162	51	(51)	3M	39	87	51
6M	(39)	39	87	162	(51)	51	6M	39	39	(87)	162	51	(51)	6M	39	87	51
9M	(36)	42	87	159	(67)	67	9M	36	42	(87)	159	67	(67)	9M	36	87	67
1Y	(33)	46	93	155	(86)	86	1Y	33	46	(93)	155	86	(86)	1Y	33	86	86
2Y	(37)	39	70	93	(101)	101	2Y	37	39	(70)	93	101	(101)
3Y	(47)	52	68	88	(103)	103	3Y	47	52	(68)	88	103	(103)
4Y	(57)	65	68	83	(105)	105	4Y	57	65	(68)	83	105	(105)
5Y	(67)	77	67	79	(106)	106	5Y	67	77	(67)	79	106	(106)
7Y	(65)	66	74	81	(103)	103	7Y	65	66	(74)	81	103	(103)
10Y	(63)	50	83	85	(98)	98	10Y	63	50	(83)	85	98	(98)
20Y	(63)	50	80	81	(115)	115	20Y	63	50	(80)	81	115	(115)

Exchange Rate Scenarios — Chile:

	Scenarios for impact	Scenarios for impact	Scenarios for impact on
	on financial trading	on financial instruments	instruments measured at
Exchange Rate	instruments	at FVTOCI	amortized cost
USD-CLP	9.7%	9.7%	9.7%
USD-COP	7.8%	7.8%	7.8%

Interest Rate Scenarios — Colombia (basis points — 0.01%):

								Scenarios for impact on
				Scenarios for impact on financial instruments				measured at amortized
Scenarios for impact on financial trading instruments				at FVTOCI				instruments cost
						Swap	Curve		Swap	Curve
Term	Gov’t COP	Swap IBR	Curve USD	Term	Gov’t COP	IBR	USD	Term	IBR	USD
1D	137	37	13	1D	137	37	13	1D	37	13
3M	133	40	17	3M	133	40	17	1M	79	14
6M	130	78	19	6M	130	78	19	3M	40	17
9M	126	77	27	9M	126	77	27	6M	78	19
1Y	122	75	35	1Y	122	75	35	9M	77	27
2Y	108	96	39	2Y	108	96	39	1Y	75	35
3Y	93	94	35	3Y	93	94	35
4Y	85	95	36	4Y	85	95	36
5Y	86	96	37	5Y	86	96	37
7Y	88	98	39	7Y	88	98	39
10Y	91	102	42	10Y	91	101	42
20Y	93	111	51	20Y	93	111	51

Exchange Rate Scenarios — Colombia:

	Scenario for impact on	Scenario for impact
	financial trading	on financial instruments	Scenario for impact on
Exchange Rate	instruments	at FVTOCI	Amortized Cost Book
USD-COP	(6.8)%	(6.8)%	(6.8)%

The consolidated effects in profit or loss of the scenarios are presented below:

●	The following table presents the impact on profit and loss (P&L) for the years ended December 31, 2019, 2020 and 2021 derived from the aforementioned scenarios applied to our financial trading instruments as of year-end:

Potential Impact on P&L	2019	2020	2021
	millions of Ch$	millions of Ch$	millions of Ch$
CLP Rate Risk	(4,881)	(8,403)	(1,679)
Derivatives	(4,879)	(8,403)	(1,679)
Investments	(2)	—	—
CLF Rate Risk	(5,130)	(8,488)	(7,248)
Derivatives	(5,130)	(8,488)	(7,248)
Investments	—	—	—
COP Rate Risk	(1,200)	(3,104)	829
Derivatives	(1,086)	(2,508)	5,469
Investments	(114)	(596)	(4,640)
UVR Rate Risk	(108)	(133)	(30,766)
Derivatives	(102)	3	—
Investments	(6)	(136)	(30,766)
USD Rate Risk	(2,711)	(2,648)	(12,000)
Other Currencies Rate Risk	(177)	(249)	(16)
Total Rate Risk	(14,207)	(23,025)	(50,880)
Foreign Exchange Risk	(763)	(163)	7
Options Risk(1)	89	16	5
Total Impact	(14,881)	(23,172)	(50,868)
(1)	Option Risk includes the (Vega) and Gamma volatility risks.
●	The following table presents the consolidated impact on the net interest income derived from the aforementioned scenarios on the financial instruments measured at amortized cost for the periods ended December 31, 2019, 2020 and 2021:

Potential impact on instruments measured at amortized cost	2019	2020	2021
	millions of Ch$	millions of Ch$	millions of Ch$
Impact of Interbank Rate Risk	(13,981)	(9,626)	(16,349)

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the financial instruments measured at amortized cost portfolio) for the next 12 months.

●	Changes in market factors derived from the aforementioned scenarios also generate an impact on equity accounts as a result of the potential change in FVTOCI instruments portfolio and the cash flow and net foreign investment hedges portfolios, which are presented in the following tables:

As of December 31, 2019:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	millions of Ch$
CLP	(377,765)	(31.16)	(23,334)
CLF	(221,758)	(49.07)	(36,744)
COP	(49,254)	(1.37)	(1,023)
UVR	(142,663)	(5.25)	(3,931)
USD	(2,353)	(0.14)	(105)
Other	888	(0)	(56)
Total Rate Impact	(792,905)	(87.07)	(65,193)

Exchange Rate	Impact of Change in Prices
	MUS$	millions of Ch$
USD	(134.51)	(100,719)
COP	(146.36)	(109,591)
Total Impact on Exchange Rate	(280.87)	(210,310)
Total Impact	(367.94)	(275,503)

As of December 31, 2020:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	millions of Ch$
CLP	(707,409)	(40.13)	(28,609)
CLF	(201,548)	(23.15)	(16,505)
COP	35,889	(8.13)	(5,780)
UVR	(36,520)	(3.88)	(2,755)
USD	(42,030)	(4.36)	(3,107)
Other	11,624	(0.59)	(419)
Total Rate Impact	(939,994)	(80.24)	(57,175)

Exchange Rate	Impact of Change in Prices
	MUS$	millions of Ch$
USD	(67.25)	(47,942)
COP	(63.65)	(45,380)
Total Impact on Exchange Rate	(130.90)	(93,322)
Total Impact	(211.13)	(150,498)

As of December 31, 2021:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	millions of Ch$
CLP	(73,433)	(6.99)	(5,897)
CLF	43,232	(33.24)	(28,055)
COP	(65,627)	(5.36)	(4,525)
UVR	(83,203)	(6.96)	(5,875)
USD	(80,331)	(8.64)	(6,797)
Other
Total Rate Impact	(259,362)	(61.19)	(51,149)

Exchange Rate	Impact of Change in Prices
	MUS$	millions of Ch$
USD	145.47	122,874
COP	—	—
Total Impact on Exchange Rate	145.47	122,874
Total Impact	84.29	71,725

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

b) Liquidity Risk Metrics and Limits

Liquidity risk measurements are focused mainly on quantifying whether the institution has sufficient resources to meet its obligations under both normal and stressed conditions. The bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each quarter, for which a variety of scenarios encompassing both normal market conditions and stress scenario conditions. The liquidity policy and procedures are subject to review and approval by the Bank’s Board. Periodic reports are generated by the Financial Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review. The following regulatory and internal metrics are used to monitor and control liquidity risk.

The following regulatory and internal metrics are used to monitor and control liquidity risk.

(i) Regulatory Measurement of Liquidity Risk

Adjusted liquidity gap: CMF Chapter 12-20 (“Management and Measurement of Liquidity Position”) establishes that, with prior authorization from the regulator, cash outflows to retail counterparties may be assigned a different maturity than their contractual maturity based on their statistical behavior. Adjusted mismatches (local consolidated) are restricted to a maximum of:

●	30-day mismatches in consolidated and foreign currency: 100% of core capital.
●	90-day mismatches in consolidated currency: 200% of core capital.

The bank, on a local consolidated level, must continuously observe those limits and periodically report to the CMF its positions at risk and compliance with those limits. In 2021, the CMF suspended the 30-day and 90-day mismatches in consolidated currency limits, so these limits were reported only for informational purpose. As of the date of this Annual Report, only the 30-day mismatches in foreign currency will be limited. The 30-day and 90-day mismatches in consolidated currency will no longer be limited.

The following table sets forth the use of the liquidity regulatory limit as of December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
	%	%	%
Regulatory Liquidity Indicator
At 30 days	48	53	31
At 30 days in foreign currency	17	0	0
At 90 days	23	50	51

Note: Negative percentage means that cash inflows exceed cash outflows at maturity

(ii) Regulatory Measurement of Contractual Liquidity Gap

In accordance with CMF Chapter 12-20, all cash flows in and outside the statement of financial position are analyzed provided that they contribute cash flows at their contractual maturity point.

Balances of the Bank’s consolidated undiscounted contractual cash flows from financial assets and liabilities as of December 31, 2019, 2020 and 2021, are detailed as follows:

	December 31, 2019
			3 Months to		More than
	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	3 Years	Total
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Assets	7.290.597	2.513.201	4.598.604	6.174.755	12.519.277	33.096.434
Cash	840,950	—	—	—	—	840,950
Financial instruments recorded at market value	2,988,831	16,339	22,998	34,114	44,549	3,106,831
Loans to other domestic banks without lines of credit	73,871	—	—	—	—	73,871
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,351,426	1,837,226	3,480,106	3,862,542	6,279,222	16,810,522
Commercial lines of credit and overdrafts	133,856	—	—	(4)	—	133,852
Consumer loans without lines of credit	460,594	134,413	560,936	1,074,368	769,891	3,000,202
Consumer lines of credit and overdrafts	278,985	—	—	—	—	278,985
Residential mortgage loans	36,184	72,739	329,714	863,034	5,300,068	6,601,739
Financial instruments recorded based on issuer’s flow	228,588	432,020	123,159	19	12	783,798
Other transactions or commitments without lines of credit	973,966	6,489	125,128	248,169	—	1,353,752
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(76,654)	13,975	(43,437)	92,513	125,535	111,932
Liabilities	(10,209,490)	(3,277,951)	(6,811,428)	(2,201,789)	(6,614,381)	(29,115,039)
Checking accounts and other demand deposits	(4,718,777)	—	—	—	—	(4,718,777)
Term savings accounts - unconditional withdrawal	—	—	—	—	—	—
Term savings accounts - deferred withdrawal	(20,016)	—	—	—	—	(20,016)
Obligations with Chilean Central Bank without lines of credit	(164,524)	(396,408)	—	—	—	(560,932)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(3,969,193)	(2,489,593)	(4,035,847)	(832,938)	(793,531)	(12,121,102)
Foreign loans without lines of credit	(232,236)	(360,526)	(1,918,154)	(82,368)	(140,861)	(2,734,145)
Lines of credit from foreign banks	(47,728)	—	—	—	—	(47,728)
Letter of credit obligations	(1,467)	(327)	(4,994)	(11,501)	(19,631)	(37,920)
Bonds payable	(53,876)	(31,097)	(852,433)	(1,214,851)	(5,660,358)	(7,812,615)
Other obligations or payment commitments without lines of credit	(1,001,673)	—	—	(60,131)	—	(1,061,804)
Other lines of credit secured	—	—	—	—	—	—
Net band	(2,918,893)	(764,750)	(2,212,824)	3,972,966	5,904,896	3,981,395

	December 31, 2020
			3 Months to		More than
	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	3 Years	Total
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Assets	7.853.977	1.865.203	4.229.759	6.585.579	13.831.662	34.366.180
Cash	2,944,906	—	—	—	—	2,944,906
Financial instruments recorded at market value	2,710,090	132,637	213,667	620,662	252,199	3,929,255
Loans to other domestic banks without lines of credit	14,021	40,648	43,946	—	—	98,615
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,060,762	1,500,138	2,935,477	3,650,372	6,795,123	15,941,872
Commercial lines of credit and overdrafts	(37,094)	—	—	—	—	(37,094)
Consumer loans without lines of credit	52,522	124,295	541,773	1,005,486	766,218	2,490,294
Consumer lines of credit and overdrafts	(66,702)	—	—	—	—	(66,702)
Residential mortgage loans	71,013	77,691	315,418	914,108	5,510,336	6,888,566
Financial instruments recorded based on issuer’s flow	352,299	—	85,023	16	321,064	758,402
Other transactions or commitments without lines of credit	745,736	4,995	195	377,022	—	1,127,948
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	6,424	(15,201)	94,260	17,913	186,722	290,118
Liabilities	(14,834,148)	(2,840,448)	(4,387,325)	(2,147,037)	(7,737,413)	(31,946,371)
Checking accounts and other demand deposits	(7,101,902)	—	—	—	—	(7,101,902)
Term savings accounts - unconditional withdrawal	—	—	—	—	—	—
Term savings accounts - deferred withdrawal	(19,403)	—	—	—	—	(19,403)
Obligations with Chilean Central Bank without lines of credit	(636,894)	(1,101)	—	—	—	(637,995)
Lines of credit secured from Chilean Central Bank	—	—	—	(418,140)	(1,843,405)	(2,261,545)
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(4,612,696)	(2,441,779)	(3,357,507)	(660,888)	(757,094)	(11,829,964)
Foreign loans without lines of credit	(561,978)	(375,610)	(618,351)	(23,861)	—	(1,579,800)
Lines of credit from foreign banks	(120)	—	—	—	—	(120)
Letter of credit obligations	(1,305)	(364)	(4,861)	(12,132)	(15,533)	(34,195)
Bonds payable	(938,590)	(17,783)	(390,330)	(961,623)	(5,065,815)	(7,374,141)
Other obligations or payment commitments without lines of credit	(961,260)	(3,811)	(16,276)	(70,393)	(55,566)	(1,107,306)
Other lines of credit secured	—	—	—	—	—	—
Net band	(6,980,171)	(975,245)	(157,566)	4,438,542	6,094,249	2,419,809

	December 31, 2021
			3 Months to		More than
	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	3 Years	Total
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Assets	8,502,743	1,856,945	4,306,295	9,775,825	13,120,736	37,562,544
Cash	3,296,776	—	—	—	—	3,296,776
Financial instruments recorded at market value	1,441,644	39,696	29,874	303,792	296,289	2,111,295
Loans to other domestic banks without lines of credit	486,633	46,067	66,399	—	—	599,099
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,391,251	1,595,929	3,028,831	6,264,116	4,625,936	16,906,063
Commercial lines of credit and overdrafts	(31,685)	—	—	—	—	(31,685)
Consumer loans without lines of credit	59,416	153,154	628,950	1,205,581	786,844	2,833,945
Consumer lines of credit and overdrafts	(59,358)	—	—	—	—	(59,358)
Residential mortgage loans	80,881	92,798	369,388	1,079,718	6,579,868	8,202,653
Financial instruments recorded based on issuer’s flow	471,950	6,666	140,824	537,060	740,138	1,896,638
Other transactions or commitments without lines of credit	1,314,484	7,649	490	353,828	—	1,676,451
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	50,751	(85,014)	41,539	31,730	91,661	130,667
Liabilities	(16,468,779)	(3,370,411)	(3,915,257)	(4,114,200)	(6,332,999)	(34,201,646)
Checking accounts and other demand deposits	(8,199,948)	—	—	—	—	(8,199,948)
Term savings accounts - unconditional withdrawal	—	—	—	—	—	—
Term savings accounts - deferred withdrawal	(21,112)	(164)	—	—	—	(21,276)
Obligations with Chilean Central Bank without lines of credit	(465,743)	(418,140)	—	(2,593,452)	—	(3,477,335)
Lines of credit secured from Chilean Central Bank	—	—	—	(326,965)	—	(326,965)
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(4,668,386)	(2,248,430)	(2,404,062)	—	(754,555)	(10,075,433)
Foreign loans without lines of credit	(767,919)	(205,714)	(954,684)	—	—	(1,928,317)
Lines of credit from foreign banks	(18,995)	—	—	—	—	(18,995)
Letter of credit obligations	(165)	(318)	(3,153)	(9,510)	(10,338)	(23,484)
Bonds payable	(1,058,289)	(16,414)	(537,419)	(1,116,564)	(5,526,598)	(8,255,284)
Other obligations or payment commitments without lines of credit	(1,268,222)	(481,231)	(15,939)	(67,709)	(41,508)	(1,874,609)
Other lines of credit secured	—	—	—	—	—	—
Net band	(7,966,036)	(1,513,466)	391,038	5,661,625	6,787,737	3,360,898

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

The LCR aims to measure the sufficiency of high-quality assets to face a 30-day funding stress scenario. At a minimum, the Bank must survive until the 30th day of the stress scenario with funding from liquid assets in its portfolio because, as described in the standard, managers and/or supervisors would have been able to establish timely corrective measures. On the other hand, the NSFR focuses on maintaining sufficient stable funding to meet (long-term) stable funding needs. We calculate LCR and NSFR using the methodologies defined by the CMF and the BACEN. Both regulators set limits for LCR and NSFR. The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the “Basel III Committee on Banking Supervision” (“BIS III”) that were adopted by the CMF and the BACEN.

Pursuant to the new rules issued by the Central Bank of Chile, the LCR is required at a minimum level of 80% for 2021, 90% as of January 1, 2022 and 100% as of June 1, 2022. The NSFR is required for informational purposes and at a minimum level of 60% as of June 1, 2022 that will increase 10% per year until it reaches 100% as of January 1, 2026. As of December 31, 2021, the Bank’s LCR was 243%.

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

	Dec 2019	Dec 2020	Dec 2021
Year-End	73.7%	81.3%	73.8%
Minimum	65.4%	73.7%	73.8%
Maximum	74.1%	81.3%	78.4%
Average	69.8%	78.5%	75.8%

Note: Loans are reported net of provisions

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

●	Assets that have been committed or received in guarantee.
●	Assets that an entity considers that it are restricted from using.

The following table sets forth our available assets and investments adjusted for the delivery or receipt of guarantees as of December 31, 2019, 2020 and 2021:

		Guarantees	Guarantees
	Amount	Furnished	Received	Cash
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
	(i)	(ii)	(iii)	(i-ii+iii)
Year
2019	2,721,893	505,208	101,571	2,318,256
2020	4,406,396	543,736	124,118	3,986,778
2021	3,887,680	423,671	627,791	4,091,801

(vii) Counterparty Risk

Exposure to derivative counterparty risk is measured by recognizing the different contracts maintained with the Bank’s customers, including contracts without mitigating clauses, contracts with netting, contracts with Credit Support Annex (CSA) and with clearing houses, which receive a differentiated treatment.

The following table details the netting of these transactions:

	12/31/2019			12/31/2020			12/31/2021

	Gross	Gross		Gross	Gross		Gross	Gross
	amount	amount	Net	amount	amount	Net	amount	amount	Net
	assets	liabilities	amounts	assets	liabilities	amounts	assets	liabilities	amounts
	(a)	(b)	(c) = (a) + (b)	(a)	(b)	(c) = (a) + (b)	(a)	(b)	(c) = (a) + (b)
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Derivatives with netting agreement	2,730,110	(2,752,567)	(22,457)	3,829,995	(3,510,234)	319,761	2,844,333	(2,836,363)	7,970
Derivatives without netting agreement	424,847	(185,467)	239,380	(675,038)	572,200	(102,838)	136,593	(89,224)	47,369
Total Derivatives	3,154,957	(2,938,034)	216,923	3,154,957	(2,938,034)	216,923	2,980,926	(2,925,587)	55,339
Net guarantees delivered in compensation houses (*)	215,015	(49,850)	165,165	174,426	(49,955)	124,471	288,104	(48,563)	239,541
Net guarantees delivered in bilateral agreements (*)	208,998	(17,544)	191,454	185,775	(33,313)	152,463	329,399	(6,658)	322,740
Net guarantees	424,013	(67,394)	356,619	360,201	(83,268)	276,934	617,503	(55,222)	562,281
Derivatives net of guarantees	3,578,970	(3,005,428)	573,542	3,515,158	(3,021,302)	493,857	3,598,429	(2,980,809)	617,620

(*)    Clearing Houses: centralized counterparties that play the counterparty role for all participants.

(**)  Bilateral agreements: contractual agreements between both parties for delivery of guarantees under certain conditions.

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

a) Financial Risk Management Principles

●	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.
●	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.
●	Senior management establishes the guidelines for risk appetite and is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

b) Financial Risk Management Meetings and Committee

In order to guarantee the flexibility of management efforts and communication of risk levels to senior management, the following network of meetings and committee has been established:

●	Daily Committee: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.
●	Market Making Committee: Meets weekly to analyze strategies for managing investment portfolio or directional positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

●	ALM Committee: This committee meets biweekly to analyze management of structural interest rate and indexation risk in the Banking Book.
●	Liquidity Committee: This committee meets biweekly to analyze management of funding liquidity risk.
●	Assets-Liabilities Committee (ALCO): This committee meets monthly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.
●	Board of Directors: Our board of directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

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

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Please refer to Exhibit 2.(a).1 of this Annual Report for the remaining information relating to our ADSs as required under Item 12.D of Form 20-F.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies in any payments for the year ended December 31, 2021.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders for the year ended December 31, 2021.

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2021, we carried out an evaluation, under the supervision and with the participation of our management, including our CEO, and our CFO, of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2021, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officers and principal financial officers, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with IFRS, and includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of the Bank’s management and directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers Consultores Auditores SpA, an independent registered public accounting firm.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the evaluation required by Rule 13a-15(d) under the Exchange Act, our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2021 have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The report of PricewaterhouseCoopers Consultores Auditores SpA, our independent registered public accounting firm, dated April 27, 2022, on the effectiveness of our internal control over financial reporting as of December 31, 2021 is presented on pages F-1 and F-2 of this Annual Report.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Pedro Samhan Escandar, Diego Fresco Gutiérrez and Juan Echeverría González qualify as “audit committee financial experts” within the meaning of this Item 16A, in that: (i) each has an understanding of IFRS and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) significant experience auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements and experience supervising persons engaged in such activities; (iv) an understanding of internal control over financial accounting and reporting; and (v) an understanding of the functions of an audit committee.

All three meet the independence requirements set forth in Rule 10A-3(b)(1) under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2020 and 2021 following the accounting form:

	Year Ended December 31
	2020	2021

	(in millions of Ch$)
Principal accountant fees and services
Audit fees	1,293	1,517
Audit-related fees	58	49
Tax fees	—	—
All other fees	—	—
Total	1,351	1,566

Audit fees in the above table are the aggregate fees billed by PwC for 2020 and 2021, in connection with the audit of our consolidated financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings or engagements.

Audit-related fees in the above table are the aggregate fees billed by PwC for 2020 and 2021, for assurance services required by regulators on internal control and certain accounting requirements, agreed upon procedures on quarterly disclosures to investors, and procedures in connection with implementation of accounting standards.

PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee approves all audit, audit-related services, tax services and other services provided by PwC. Any services provided by PwC that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Itaú Corpbanca’s audit committee meets the requirements of Exchange Act Rule 10A-3. However, Itaú Corpbanca may utilize the general exemption contained in Exchange Act Rule 10A-3(c)(3), which provides an exemption from NYSE’s listing standards relating to audit committees for foreign private issuers like Itaú Corpbanca.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases of our shares registered under Section 12 of the Exchange Act by us or any affiliated purchaser during fiscal year 2021:

(d) Maximum
number of shares
		(b) Average	(c) Total number of	that may yet be
	(a) Total number	price paid	shares purchased	purchased under
	of shares	per share	as part of publicly	the plan or
Period (*)	purchased	(in Ch$)	announced plans or programs	programs
January 2021	—	—	—	—
February 2021	—	—	—	—
March 2021	—	—	—	—
April 2021	—	—	—	—
May 2021	—	—	—	—
June 2021	—	—	—	—
July 2021	—	—	—	—
August 2021	—	—	—	—
September 2021	—	—	—	—
October 2021	—	—	—	—
November 2021	—	—	—	—
December 2021	—	—	—	—
Total	—	—	—	—

(*)   Itaú Corpbanca and our affiliates did not purchase any of our shares registered under Section 12 of the Exchange Act.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our ADSs are listed on the NYSE. As we are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards, we are exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements. Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, foreign private issuers are required to provide a summary of the significant ways in which their corporate governance practices differ from those corporate governance standards required of U.S. companies by the NYSE. As a Chilean bank, our corporate governance standards are governed by our by-laws, the Chilean General Banking Act, the Chilean Securities Market Act, the Chilean Corporations Act and the Regulations of the CMF. The following chart notes these differences:

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

We follow corporate governance guidelines established by Chilean laws and by the Regulations of the CMF which include, among others (i) active participation of directors in our main committees, (ii) the requirement that all employees sign and be knowledgeable of our code of ethics, (iii) a separation of functions — our commercial unit is separated from the back office and risk segments and main credit decisions are taken in committee, (iv) monthly review by the audit committee of internal audit reports and (v) the appointment of an officer who oversees compliance with the code of ethics.

NYSE Corporate Governance Standards	Chilean Corporate Governance Standards

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

Listed companies must have an audit committee that meets the requirements of Exchange Act Rule 10A-3 or be exempt therefrom. If the company has an audit committee, each member must meet Exchange Act Rule 10A- independence requirements or be exempt therefrom. In particular, Exchange Act Rule 10A-3(b)(1) requires that each member of the audit committee be a member of the board of directors of the issuer, and must otherwise be independent.

Under Chilean law, all Chilean banks must establish an audit committee composed of two directors. Also, the CMF recommends that at least one of the members of the audit committee, who must also be a member of the board of directors, be experienced with respect to the accounting procedures and financial aspects of banking operations. The members of the audit committee appointed by the board of directors must be independent according to the criteria set by the board of directors. In furtherance of the independence of the audit committee, the board of directors has determined that audit committee members should not, for the last three years, have held positions as our principal executive officers, have performed professional services for us, have commercial commitments with us or with any of our affiliates or related persons or have relations with other entities related to us from which they have received material payments. Moreover, they may not accept any payment or other compensatory fee from us, other than in their capacity as members of the audit committee or of other committees. All the members of the audit committee receive a monthly remuneration.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See the following items starting at page F-3:

(a)	Report of independent registered public accounting firm (PCAOB ID 1364);
(b)	Consolidated Statements of Financial Position as of December 31, 2021 and 2020;
(c)	Consolidated Statements of Income for the years ended December 31, 2021, 2020 and 2019;
(d)	Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2021, 2020 and 2019;
(e)	Consolidated Statements of Changes in Equity for the years ended December 31, 2021, 2020 and 2019;
(f)	Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019; and
(g)	Notes to the Consolidated Financial Statements.

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

Exhibit 2.(a).2

Form of Itaú Corpbanca Share Certificate (English language translation) (filed as an exhibit to our registration statement on Form 20-F (File No. 001-32305) filed on September 24, 2004, and incorporated herein by reference).

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

Exhibit 4.(a).1

Systems Operations Services Agreement, dated as of March 30, 2001, between IBM de Chile S.A.C. and Itaú Corpbanca (English language translation) (filed as an exhibit to our registration statement on Form 20-F (File No. 001-32305) filed on September 24, 2004, and incorporated herein by reference).

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

Exhibit 12.1*	Certification of the CEO of Itaú Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2*	Certification of the CFO of Itaú Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1*	Certification of the CEO of Itaú Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2*	Certification of the CFO of Itaú Corpbanca required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 23.1*	Consent of PricewaterhouseCoopers Consultores Auditores SpA

Exhibit 101.INS*	Inline XBRL Instance Document.

Exhibit 101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

Exhibit 101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

Exhibit 101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

Exhibit 101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

Exhibit101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*    Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITAÚ CORPBANCA

/s/ Gabriel Amado de Moura
	Name:	Gabriel Moura
	Title:	Chief Executive Officer

/s/ Rodrigo Luis Rosa Couto
	Name:	Rodrigo Luis Rosa Couto
	Title:	Chief Financial Officer

Date: April 27, 2022

Itaú Corpbanca and subsidiaries

Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the

years ended December 31, 2021, 2020, and 2019

Content

Ch$	=	Amounts expressed in Chilean pesos.
MCh$	=	Amounts expressed in millions of Chilean pesos.
US$	=	Amounts expressed in US dollars.
ThUS$	=	Amounts expressed in thousands of US dollars.
MUS$	=	Amounts expressed in millions of US dollars.
COP$	=	Amounts expressed in Colombian pesos.
MCOP$	=	Amounts expressed in millions of Colombian pesos.
UF	=	Amounts expressed in Unidades de Fomento.
(a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Itaú Corpbanca

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Itaú Corpbanca and its subsidiaries (“the Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income (loss), of other comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting, appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-2

Itaú Corpbanca

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-3

Itaú Corpbanca

Expected Credit Loss Allowance for Commercial, Mortgage and Consumer Loans - Collective Basis

As described in Notes 1 t), 10 and 36 to the consolidated financial statements, management assesses the adequacy of the collective basis expected credit loss allowance for commercial, mortgage and consumer loans using expected credit loss models. As of December 31, 2021, the collective basis expected credit loss allowance was Ch$ 691,721 million on total commercial, mortgage and consumer loans of Ch$ 24,743,360 million. As disclosed by management, the estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect the changes in credit risk and the development of assumptions related to the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors. Management subjectively assesses the adequacy of the qualitative information used to assess the change in credit risk since initial recognition and the development of assumptions such as probabilities of default and loss given default.

The principal considerations for our determination that performing procedures relating to the collective basis expected credit loss allowance for commercial, mortgage and consumer loans is a critical audit matter are (i) the significant judgment by management in determining the collective basis expected credit loss allowance for commercial, mortgage and consumer loans, which in turn led to a high degree of auditor judgement subjectivity, and effort in performing procedures and evaluating audit evidence obtained relating to the assumptions related to the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the collective basis expected credit loss allowance for commercial, mortgage and consumer loans estimation process, which included controls over the assumptions used in the estimation of the collective basis expected credit loss allowance, within the qualitative information. These procedures also included, among others, (i) testing management´s process for estimating the collective basis expected credit loss allowance for commercial, mortgage and consumer loans, (ii) testing the completeness, accuracy, and relevance of underlying data used in the model and (iii) the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for estimating the collective basis expected credit loss allowance for commercial, mortgage and consumer loans, including evaluating the appropriateness of the methodologies and models, testing data used in the estimate and evaluating the reasonableness of significant assumptions such as the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors, used in the qualitative information.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-4

Itaú Corpbanca

Goodwill Impairment Assessment

As described in Notes 1 o), 13 and 32 to the consolidated financial statements, the Company’s goodwill balance was Ch$492,512 million as of December 31, 2021. Management conducts an annual impairment test and whenever there is an indication that the carrying value may be impaired. An impairment loss is recognized for the amount by which the carrying amount of the cash generating units exceeds its recoverable amount. The recoverable amount of the cash generating units is determined by management using the discounted dividend model. This methodology considers the cash flow that would be generated by the dividends distributed to shareholders over a perpetual projection horizon, discounted at their cost rate projection horizon, discounted at their cost of capital rate at the valuation date. Management’s cash flow projections included significant judgments and assumptions related to perpetuity rate, projected inflation rate, discount rate, loans growth and solvency index limit.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the recoverable amount of the cash generating units, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to perpetuity rate, projected inflation rate, discount rate, loans growth and solvency index limit, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the valuation of the Company’s cash generating units. These procedures also included, among others, (i) testing management’s process for developing the estimate; (ii) evaluating the appropriateness of the discounted dividend model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the significant assumptions used by management related to perpetuity rate, projected inflation rate, discount rate, loans growth and solvency index limit. Evaluating management’s assumptions related to perpetuity rate, projected inflation rate, discount rate, loans growth and solvency index limit involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted dividend model and certain significant assumptions, including the discount rate.

/s/ PricewaterhouseCoopers Consultores Auditores SpA

Santiago, Chile

April 27, 2022

We have served as the Company’s auditor since 2006.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-5

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

		As of December 31,
	Notes	2021	2020
		MCh$	MCh$
ASSETS
Cash and deposits in banks	5a)	3,473,392	3,089,072
Cash items in process of collection	5b)	438,496	173,192
Financial instruments at fair value through profit or loss	6	332,724	582,710
Financial instruments at fair value through other comprehensive income	11	3,660,450	3,970,899
Interbank loans at amortized cost	9	80,554	7,121
Loans and accounts receivable from customers at amortized cost	10	23,795,548	21,576,108
Financial instruments at amortized cost	11	187,455	111,542
Investments under resale agreements	7	606,178	105,580
Financial derivative contracts	8	2,980,926	3,982,803
Investments in associates	12	9,152	7,149
Intangible assets	13	699,344	718,683
Property, plant, and equipment	14	71,933	80,615
Right of use assets under lease agreements	15	110,781	146,008
Current taxes	16	58,184	64,699
Deferred taxes	16	272,211	312,556
Other assets	17a)	810,521	542,633
Other non-current assets held for sale	17b)	12,394	15,078
TOTAL ASSETS		37,600,243	35,486,448
LIABILITIES
Deposits and other demand liabilities	18a)	7,576,095	6,197,406
Cash in process of being cleared	5b)	424,358	154,232
Obligations under repurchase agreements	7b)	466,006	638,851
Time deposits and other time liabilities	18b)	10,097,443	11,433,064
Financial derivative contracts	8	2,925,587	3,673,591
Interbank borrowings	19	4,918,423	3,798,978
Debt instruments issued	20	6,762,840	6,204,856
Other financial liabilities	20	42,435	13,123
Lease contracts liabilities	15	115,544	151,885
Current taxes	16	1,332	1,766
Deferred taxes	16	—	237
Provisions	21	235,347	135,090
Other liabilities	22a)	709,612	700,034
Liabilities directly associated with non-current assets held for sale	22b)	—	—
TOTAL LIABILITIES		34,275,022	33,103,113
EQUITY
Attributable to equity holders of the Bank:
Capital	24	2,688,131	1,862,826
Reserves	24	467,279	1,195,849
Valuation accounts	24	(97,968)	26,824
Retained earnings (losses):		190,068	(771,251)
Retained earnings (accumulated losses) from prior years	24	—	37,533
Net income (loss) for the year	24	273,410	(808,784)
Less: Provision for mandatory dividends	21, 24	(83,342)	—
Total equity attributable to equity holders of the Bank		3,247,510	2,314,248
Non-controlling interest	24	77,711	69,087
TOTAL EQUITY		3,325,221	2,383,335
TOTAL LIABILITIES AND EQUITY		37,600,243	35,486,448

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-6

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Income (Loss)

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2021	2020	2019
		MCh$	MCh$	MCh$
Interest income	25a)	1,687,502	1,549,674	1,773,640
Interest expense	25b)	(711,195)	(683,237)	(873,222)
Net interest income		976,307	866,437	900,418
Fee and commission income	26a)	226,809	204,378	244,196
Fee and commission expense	26b)	(73,267)	(63,379)	(69,792)
Net fee and commission income		153,542	140,999	174,404
Net income from financial operations	27	55,910	110,887	143,634
Net foreign exchange gain (loss)	28	149,165	(74,464)	27,626
Other operating income	33a)	29,278	65,578	44,972
Net operating profit before provision for loan losses		1,364,202	1,109,437	1,291,054
Provision for loan losses	29	(262,440)	(466,230)	(382,678)
NET OPERATING PROFIT		1,101,762	643,207	908,376
Personnel salaries and expenses	30	(306,720)	(292,191)	(298,209)
Administrative expenses	31	(257,970)	(257,753)	(248,881)
Depreciation and amortization	32a)	(101,583)	(126,444)	(127,166)
Impairment	32a)	(91)	(814,879)	(728)
Other operating expenses	33b)	(43,243)	(90,511)	(61,549)
Total operating expenses		(709,607)	(1,581,778)	(736,533)
TOTAL OPERATING INCOME (LOSS)		392,155	(938,571)	171,843
Income (loss) from investments in associates	12	(287)	(2,794)	532
Operating (loss) income before income taxes		391,868	(941,365)	172,375
Income taxes	16	(115,631)	115,210	(47,853)
Consolidated income (loss) from continuing operations		276,237	(826,155)	124,522
Income (loss) from discontinued operations		—	—	—
TOTAL CONSOLIDATED INCOME (LOSS) FOR THE YEAR		276,237	(826,155)	124,522
Attributable to:
Equity holders of the Bank	24c)	273,410	(808,784)	113,684
Non-controlling interest	24c)	2,827	(17,371)	10,838
Earnings (losses) per share attributable to equity holders of the Bank
(in Chilean pesos)
Basic earnings (loss) per share	24a)	0.457	(1.578)	0.222
Diluted earnings (loss) per share	24a)	0.457	(1.578)	0.222

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-7

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income (Loss)

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2021	2020	2019
		MCh$	MCh$	MCh$
CONSOLIDATED INCOME (LOSS) FOR THE YEAR	24d)	276,237	(826,155)	124,522
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE
RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS:
Debt instruments at fair value through other comprehensive income	24d)	(166,448)	(8,235)	21,703
Exchange differences on investment in Colombia and New York branch	24d)	59,221	(71,771)	73,855
Gain (loss) from hedge of net investments in foreign operations	24d)	(26,422)	80,722	(46,786)
Gain (loss) from cash flows hedges	24d)	46,270	(5,682)	(6,792)
Other comprehensive income (loss) before income taxes		(87,379)	(4,966)	41,980
Income taxes related to debt instruments at FV through OCI		10,569	1,558	(5,926)
Income taxes related to hedge of net investment in foreign operations	24d)	18,417	(21,795)	14,373
Income taxes related to cash flows hedges	24	(19,092)	(3,034)	(162)
Income taxes on other comprehensive income (loss)		9,894	(23,271)	8,285
Other comprehensive income (loss) which may be reclassified		(77,485)	(28,237)	50,265
subsequently to profit or loss, net of income taxes
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS:
Defined benefits obligations	24d)	3,409	(3)	(4,432)
Income taxes related to defined benefits obligations	24d)	(274)	(19)	1,542
Changes in the fair value of equity investments at fair value through other comprehensive income	24d)	(484)	356	814
Other comprehensive loss which may not be reclassified subsequently to profit or loss, net of income taxes		2,651	334	(2,076)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		(74,834)	(27,903)	48,189
CONSOLIDATED COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		201,403	(854,058)	172,711
Attributable to:
Equity holders of the Bank	24d)	192,779	(828,700)	144,817
Non-controlling interest	24d)	8,624	(25,358)	27,894

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-8

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(In millions of Chilean pesos - MCh$)

						Retained earnings			Total
			Reserves			Retained		Provision	attributable
			Reserves	Other non-		earnings	Income (loss)	for	to equity	Non-
	Number of		from	earnings	Valuation	from prior	for	mandatory	holders of	controlling
	shares	Capital	earnings	reserves	accounts	years	the year	dividends	the Bank	interest	Total equity
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of January 1, 2019	512,407	1,862,826	451,011	839,120	16,159	(69,355)	171,331	(51,614)	3,219,478	218,082	3,437,560
Reclassification of income from previous year	—	—	—	—	—	171,331	(171,331)	—	—	—	—
Equity as of January 1, 2019	512,407	1,862,826	451,011	839,120	16,159	101,976	—	(51,614)	3,219,478	218,082	3,437,560
Distribution of prior year's net income	—	—	—	—	—	(51,614)	—	51,614	—	—	—
Provision for mandatory dividends	—	—	—	—	—	—	—	(38,120)	(38,120)	—	(38,120)
Transfer of gain on disposal of equity investments at fair value through other comprehensive income to retained earnings	—	—	—	—	(175)	175	—	—	—	—	—
Comprehensive income for the year	—	—	—	—	31,133	—	113,684	—	144,817	27,894	172,711
Increase participation in Colombia	—	—	—	(94,282)	—	—	—	—	(94,282)	(151,531)	(245,813)
Equity as of December 31, 2019	512,407	1,862,826	451,011	744,838	47,117	50,537	113,684	(38,120)	3,231,893	94,445	3,326,338
Reclassification of income from previous year	—	—	—	—	—	113,684	(113,684)	—	—	—	—
Equity as of January 1, 2020	512,407	1,862,826	451,011	744,838	47,117	164,221	—	(38,120)	3,231,893	94,445	3,326,338
Distribution of prior year's net income	—	—	—	—	—	(127,065)	—	—	(127,065)	—	(127,065)
Provision for mandatory dividends	—	—	—	—	—	—	—	38,120	38,120	—	38,120
Transfer of gain on disposal of equity investments at fair value through other comprehensive income to retained earnings	—	—	—	—	(377)	377	—	—	—	—	—
Comprehensive income for the year	—	—	—	—	(19,916)	—	(808,784)	—	(828,700)	(25,358)	(854,058)
Equity as of December 31, 2020	512,407	1,862,826	451,011	744,838	26,824	37,533	(808,784)	—	2,314,248	69,087	2,383,335
Reclassification of loss from previous year	—	—	(451,011)	(321,720)	—	(37,533)	808,784	—	—	—	—
Equity as of January 1, 2021	512,407	1,862,826	—	423,118	26,824	—	—	—	2,312,768	69,087	2,381,855
Capital increase	461,111	825,305	—	—	—	—	—	—	825,305	—	825,305
Provision for mandatory dividends	—	—	—	—	—	—	—	(83,342)	(83,342)	—	(83,342)
Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Colombia hedge		—	—	44,161	(44,161)	—	—	—	—	—	—
Comprehensive income (loss) for the year	—	—	—	—	(80,631)	—	273,410	—	192,779	8,624	201,403
Equity as of December 31, 2021	973,518	2,688,131	—	467,279	(97,968)	—	273,410	(83,342)	3,247,510	77,711	3,325,221

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-9

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2021	2020	2019
		MCh$	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Operating income (loss) before income taxes		391,868	(941,365)	172,375
Debits (credits) to income that do not represent cash flows
Depreciation and amortization	32	101,583	126,444	127,166
Provisions for loans and accounts receivable from customers and interbank loans	29	325,955	527,078	441,343
Provisions and write-offs for assets received in lieu of payment	33	282,176	4,006	18,284
Provisions for contingencies	33	1,038	3,119	507
Impairment	32	91	814,879	728
Net gain on sale of loans and accounts receivable from customers	27	(12,132)	(6,476)	(14,588)
Income received from Financial instruments at fair value through profit or loss		(60,655)	(64,410)	(92,959)
Income received from sale of Financial instruments at fair value through other comprehensive income		30,719	(58,092)	(33,867)
Net interest income	25	(976,307)	(866,437)	(900,418)
Fee and commission income	26	(226,809)	(204,378)	(244,196)
Fee and commission expense	26	73,267	63,379	69,792
Net foreign exchange gain (loss)	20	(149,165)	74,464	(27,626)
Net gain on sale of property, plant and equipment		(86)	131	(1,593)
Net gain on sale of assets received in lieu of payment		(5,758)	(3,287)	(5,671)
Net gain on sale of assets held for sale		—	(970)	—
Net gain on sale of participation in companies		—	—	(1,028)
Increase on deferred tax assets and liabilities		(40,345)	(109,848)	(33,727)
Other charges (credits) that do not represent cash flows		(508)	39,013	90,848
Subtotal		(265,068)	(602,750)	(434,630)
Loans and accounts receivable from customers and interbank loans		(2,344,142)	745,029	(1,254,664)
Investments under resale agreements	5c) i	(21,841)	(45,109)	33,492
Obligations under repurchase agreements	5c) i	(172,845)	79,394	(456,157)
Financial instruments at fair value through profit or loss	5c) ii	67,766	17,895	(55,236)
Financial instruments at fair value through other comprehensive income	5c) ii	188,134	(1,749,279)	(941,256)
Financial instruments at amortized cost	5c) ii	(89,802)	4,039	83,228
Other assets and liabilities		(426,903)	111,619	(41,251)
Time deposits and other time liabilities		(1,335,621)	(187,123)	1,499,076
Deposits and other demand liabilities		1,378,689	1,323,958	572,973
Foreign borrowings obtained	5c) iii	3,225,153	3,326,628	3,163,543
Repayment of foreign borrowings	5c) iii	(2,456,214)	(2,450,227)	(2,928,952)
Interest paid		(638,567)	(597,602)	(590,814)
Interest received		1,639,859	1,471,570	1,663,507
Net fee and commission income		117,759	110,902	171,682
Taxes paid		(103,018)	(152,593)	(152,681)
Repayment of other borrowings	5c) iv	29,312	157	(566)
Proceeds from sale of assets received in lieu of payment		18,097	26,247	23,203
Net cash flows provided by (used in) operating activities		(1,189,252)	1,432,755	354,497
CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchase of property, plant and equipment and intangible assets	13-14	(46,170)	(67,675)	(65,716)
Sales of property, plant and equipment		98	157	18,263
Proceeds from sale of assets held for sale		—	1,550	—
Payments for investments in subsidiaries		—	—	(268,174)
Payments for investments in associates		(106)	(338)	—
Net cash flows provided by (used in) investing activities		(46,178)	(66,306)	(315,627)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowing obtained from the Central Bank of Chile		750,000	3,781,200	—
Payments of borrowings from the Central Bank of Chile		—	(1,524,000)	—
Debt instruments issued		794,125	408,402	649,321
Redemption of debt issued		(524,174)	(935,094)	(633,671)
Dividends paid	24	(2)	(127,086)	(51,347)
Payments of lease liabilities		(31,547)	(33,687)	(34,226)
Capital increase		825,305	—	—
Net cash flows provided by financing activities		1,813,707	1,569,735	(69,923)
Effect of changes in exchange rates		289,687	122,133	115,940
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		867,964	3,058,317	84,887
Cash and cash equivalents at the beginning of the year		4,506,256	1,447,939	1,363,052
Cash and cash equivalents at end of the year	5	5,374,220	4,506,256	1,447,939
Net increase (decrease) in cash and cash equivalents		867,964	3,058,317	84,887
COMPONENTS OF CASH AND CASH EQUIVALENT AT END OF PERIOD
Cash and deposits in bank		3,473,392	3,089,072	1,009,681
Cash items in process of collection net (1)		14,138	18,960	66,732
Highly liquid financial instruments (2)		1,347,463	1,337,754	295,551
Investments under resale agreements (3)		539,227	60,470	75,975
Totals cash and cash equivalents		5,374,220	4,506,256	1,447,939
(1)	Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing difference.
(2)	Correspond to financial instruments at fair value through profit and loss and financial instrument at fair value through other comprehensive income with maturities that do not exceed three months As of December 31, 2021, the financial instruments at fair value through profit and loss include MCh$130,421 (MCh$132,043 as of December 31, 2020) and financial instrument at fair value through other comprehensive income include MCh$1,217,042 (MCh$1,205,711 as of December 31, 2020)
(3)	Corresponds to resale agreement with maturities that do not exceed three months from the acquisition date.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-10

The accompanying notes are an integral part of these Consolidated Financial Statements.

	As of			Changes other than cash					As of
	January 1,	Cash flows		Changes other		Interest and	Currency	Fair value	December 31,
Item	2021	Received	Paid	than cash	Acquisition	readjustment	exchange effects	changes	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Borrowing obtained from Chilean Central Bank	2,257,226	750,000	—	—	—	16	—	—	3,007,242
Mortgage finance bonds	30,846	—	(9,025)	—	—	2,214	—	—	24,035
Bonds (senior and subordinated)	6,174,010	794,125	(515,149)	1,866	—	531,258	(9,731)	(237,574)	6,738,805
Lease contracts liabilities	151,885	—	(31,547)	5,524	(15,503)	3,750	1,435	—	115,544
Totals	8,613,967	1,544,125	(555,721)	7,390	(15,503)	537,238	(8,296)	(237,574)	9,885,626

Capital increase	—	825,305	—	—	—	—	—	—	—
Dividends approved and paid in 2021	—	—	—	—	—	—	—	—	—
Dividends approved in prior years and paid in 2021	—	—	(2)	—	—	—	—	—	—
Total Dividends paid	—	825,305	(2)	—				—
Subtotal cash flows from (used in) financing activities	—	2,369,430	(555,723)	—	—	—	—	—	—
Total cash flows from financing activities from liabilities (net)	—	1,813,707	—	—	—	—	—	—	—

	As of			Changes other than cash					As of
	January 1,	Cash flows		Changes other		Interest and	Currency	Fair value	December 31,
Item	2020	Received	Paid	than cash	Acquisition	readjustment	exchange effects	changes	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Borrowing obtained from Chilean Central Bank	—	3,781,200	(1,524,000)	—	—	26	—	—	2,257,226
Mortgage finance bonds	40,933	—	(11,349)	—	—	1,262	—	—	30,846
Bonds (senior and subordinated)	6,367,423	408,402	(923,745)	—	—	328,348	(59,631)	53,213	6,174,010
Lease contracts liabilities	172,924	—	(33,687)	4,100	7,279	4,919	(3,650)	—	151,885
Totals	6,581,280	4,189,602	(2,492,781)	4,100	7,279	334,555	(63,281)	53,213	8,613,967

Dividends approved and paid in 2021	—	—	(127,065)	—	—	—	—	—	—
Dividends approved in prior years and paid in 2021	—	—	(21)	—	—	—	—	—	—
Total Dividends paid	—	—	(127,086)	—				—
Subtotal cash flows from financing activities	—	4,189,602	(2,619,867)	—	—	—	—	—	—
Total cash flows from financing activities from liabilities (net)	—	1,569,735	—	—	—	—	—	—	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-11

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-12

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies

General Information – Background of Itaú Corpbanca and subsidiaries

Itaú Corpbanca (the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Commission for the Financial Market (onwards “CMF”) which, as of June 1, 2019, assumed the functions of the Superintendency of Banks and Financial Institutions (“SBIF”), in accordance with the Decree with Force of Law (DFL) No. 3 dated January 12, 2019, which sets a new consolidated, systematized and agreed text for the General Bank Law. As a consequence of the merger of Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca”.

As of December 31, 2021 the ownership structure is 56.60% owned by Itaú Unibanco, 14.29% owned by the Saieh Family, and 29.11% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and Saieh Family through CorpGroup and other societies have signed a shareholders’ agreement relating to corporate governance, dividend policy, transfer of shares, liquidity, and other matters.

Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. The Bank has total consolidated assets for MCh$37,600,243 (MMUS$44,546) and total equity attributable to holders of the Bank for MCh$3,247,510 (MMUS$3,847). Focused on large and medium size companies and personal banking, Itaú Corpbanca offers universal banking services.

The legal address of Itaú Corpbanca is Rosario Norte No. 660, Las Condes, Santiago, Chile, and its website is www.itau.cl

These Consolidated Financial Statements as of December 31, 2021, were approved by the Board of Directors on April 27, 2022.

Significant Accounting Policies and Others

a)	Accounting period

The Consolidated Financial Statements are referred as of December 31, 2021 and 2020 and comprise the years ended December 31, 2021, 2020 and 2019.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-13

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

c)	Consolidation criteria

These Consolidated Financial Statements comprise the preparation of the Financial Statements of the Bank and the controlled entities which participate in the consolidation as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, and include the necessary adjustments and reclassifications to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

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

The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include:

●	The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders.
●	Potential voting rights held by the Bank, other voting holders or other parties.
●	Rights that arise from other contractual agreements.
●	Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings.

The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-14

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The financial statements of the controlled companies are consolidated with those of the Bank through the global integration method (line by line). In accordance with this method, all balances and transactions between consolidated companies are eliminated upon consolidation. Therefore, the Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity. The Bank prepares Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

The following table details the entities controlled by Itaú Corpbanca:

				Ownership percentage
			Functional	As of December 31, 2021			As of December 31, 2020
	Market	Country	currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
Itaú Corredores de Bolsa Limitada (1)	National	Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Administradora General de Fondos S.A. (1)		Chile	Ch$	99.994	0.006	100.000	99.994	0.006	100.000
Itaú Corredores de Seguros S.A. (1)		Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Asesorías Financieras Limitada (1)		Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000
Recaudaciones y Cobranzas Limitada (1)		Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Corpbanca New York Branch (1) (4)	Foreign	USA	US$	100.000	0.000	100.000	100.000	0.000	100.000
Itaú Corpbanca Colombia S.A. (2)		Colombia	COP$	87.100	0.000	87.100	87.100	0.000	87.100
Itaú Corredor de Seguro Colombia S.A. (2)		Colombia	COP$	79.985	0.000	79.985	79.985	0.000	79.985
Itaú Securities Services Colombia S.A. (2)		Colombia	COP$	5.499	82.310	87.809	5.499	82.310	87.809
Itaú Comisionista de Bolsa Colombia S.A (2)		Colombia	COP$	2.219	85.166	87.385	2.219	85.166	87.385
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (2)		Colombia	COP$	0.000	87.083	87.083	0.000	87.083	87.083
Itaú (Panamá) S.A. (3)		Panama	US$	0.000	87.100	87.100	0.000	87.100	87.100

(1) Companies regulated by the Commission for the Financial Market (CMF) of Chile.

(2) Companies regulated by the Colombian Financial Superintendency (SFC), which has a supervision agreement with the CMF.

(3) Company regulated by the Superintendency of Banks of Panama.

(4) Company regulated by Office of the Comptroller of the Currency (OCC) and Federal Reserve (FED).

(ii)	Associates

Associated entities are those over which the Bank has significant influence; although not control or joint control. If the Bank holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence, unless it can be clearly demonstrated that this is not the case, and subsequently increased or decreased to recognize either the Bank’s proportional share in the net profit or loss of the associate and other movements recognized in its equity. The lower value arising from the acquisition of an associate is included in the book value of the investment net of any accumulated impairment loss.

Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-15

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The following entities are classified as “Associates” and are accounted for using the equity method, according to IAS 28:

El 20
			As of December 31,	As of December 31,
Associate	Main Operation	Operation Place	2021	2020

			% Share	% Share
Nexus S.A (*)	Credit and debit card operator	Santiago, Chile	—%	14.8148%
Transbank S.A	Credit card operator	Santiago, Chile	8.7188%	8.7188%
Combanc S.A (**)	High value payment clearing house	Santiago, Chile	9.8100%	—%
Imerc OTC S.A(**)	Administration of clearing and settlement systems for financial instruments	Santiago, Chile	8.6624%	—%

(*)     On November 30, 2021, the Bank entered into a sales agreement for the total shares of Operadora de Tarjetas de Crédito Nexus S.A., given the commitment the Bank has classify this asset as held for sale. See Note 12.

(**)    As of May of 2021, Management concluded that the Bank gained significant influence over Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. (hereinafter, “Combanc S.A.”) and over Servicios de Infraestructura de Mercado OTC S.A (hereinafter, “Imerc OTC S.A.”). The conclusion was based on the fact that the Bank can elect one of the members of the Board of Directors in each of these entities, in addition factors, such as significant transactions between the Bank and these entities, exchange of essential technical information with its investees and other factors, the Bank has significant influence in the financial and operating decision-making of these investees, but does not control them. Consequently, the equity method has been applied.

Itaú Corpbanca exercises significant influence by virtue of its voting right to appoint a representative in the Board of Directors for each one of these entities.

(iii)Investments in other companies

Shares or rights in other companies are those in which the Bank has no control or significant influence. Such holdings are recorded at fair value through profit and loss or at fair value through other comprehensive income, when the Bank has irrevocably elected at initial recognition to recognize in this category, without recycling to profit or loss, according to IFRS 9 “Financial instruments”.

(iv)Funds management, trust business and other related businesses

The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services. Managed funds belong to third parties and, therefore, are not included in the Consolidated Statement of Financial Position.

The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients. Assets held in a fiduciary activity are not reported in the Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note 23 - Contingencies, Commitments, and Responsibilities, letter c), related to Responsibilities recorded in off-balance-sheet accounts.

In accordance with IFRS 10 “Consolidated Financial Statements,” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects:

●	Scope of its decision-making authority over the investee.
●	Rights held by other parties

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-16

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

●	The remuneration to which it is entitled to in accordance with the remuneration agreements.
●	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trusts or other entities related to this type of business.

The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent. The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of December 31, 2021 and 2020 they act as Agent and none of these investment vehicles is consolidated.

d)Non-controlling interest

Non-controlling interest represents the portion of net income or loss and net assets which the Bank does not own, either directly or indirectly. It is disclosed as “Attributable to non-controlling interest” separately in the Consolidated Statement of Income (Loss).

Additionally, non-controlling interests are presented in the Consolidated Statement of Financial Position under the heading "Non-controlling interest", separately from the equity attributable to owners of the Bank. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with owners in their capacity as owners).

The Bank attributes the profit or loss for the period and each component of other comprehensive income to the owners of the Bank and to non-controlling interests. The Bank also attributes total comprehensive income to the owners of the Bank and non-controlling interests even if the results of the non-controlling interests result in a debit balance.

e)Business combination and goodwill

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

When Itaú Corpbanca and its subsidiaries (the Group) acquires a business, evaluates the identifiable assets acquired and liabilities assumed to determine proper classification and designation based on contractual conditions, economic circumstances, and other relevant conditions as of the acquisition date. This includes the assessment of whether an embedded derivative should be separated from a host contract in accordance with IFRS 9.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-17

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill acquired in a business combination is assigned, from the date of acquisition, to each of the Group’s cash generating units (CGU) (or group of CGUs) that are expected to benefit from the combination, independently of whether other assets or liabilities of the acquiree are assigned to those units.

When goodwill is allocated to a CGU (or group of CGUs) and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation sold when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU (or group of CGUs).

f)Functional and presentation currency

The Bank has defined as its functional and presentation currency the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency that influences its costs and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean peso are treated as "foreign currency".

The Bank translates accounting records of its New York branch and subsidiaries in Colombia and Panama into Chilean pesos from US dollars and Colombian pesos, as applicable, in accordance with IAS 21 "Effects of the Variations in the Exchange Rates of the Foreign Currency". All amounts in the Consolidated Statements of Income, Consolidated Statements of Other Comprehensive Income and the Consolidated Statements of Financial Position are translated into Chilean pesos according to the exchange rate indicated in letter g) below. None of the markets in which Itaú Corpbanca and its subsidiaries operate qualify as a hyperinflationary economy.

g)Foreign currency

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-18

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank grants loans and receives deposits in amounts denominated in foreign currency, mainly in US dollars and Colombian pesos.

Balances in the financial statements of the consolidated entities whose functional currency is different from the Chilean peso are converted into the presentation currency, according to the following criteria:

●	Assets and liabilities, by using exchange rates as of the date of the Consolidated Financial Statements.
●	Income and expenses and cash flows, by using the exchange rates as of the date of each transaction.

Exchange differences arising from translating balances into functional currencies of the consolidated entities other than Chilean pesos into Chilean pesos, are recorded as "Exchange differences" in Equity under the line item "Valuation accounts", until they meet the derecognition criteria for the Consolidated Statement of Financial Position, and is subsequently recorded in profit or loss.

The net amount of foreign exchange gains and losses includes the recognition of the effects of changes in the exchange rates over assets and liabilities denominated in foreign currencies and gains and losses arising from exchange rates changes affecting current and future transactions (highly probable transactions) entered into by the Bank.

Assets and liabilities in foreign currencies are shown at their equivalent amount in Chilean pesos, calculated using the exchange rate of $844.08 per US$1 (US dollar) as of December 31, 2021 ($710.73 As of December 31, 2020 and $748.77 as of December 31, 2019) and the exchange rate of $0.2103 per COP$1 (Colombian peso) as of December 31, 2021 ($0.2078 as of December 31, 2020 and $0.2284 as of December 31, 2019). The financial statements of the New York branch, as well as the Colombian and Panamanian subsidiaries, have been translated using these exchange rates for consolidation purposes, in accordance with IAS 21, related to the valuation of investments abroad in countries with stable economies.

h)Use of estimates and judgments

The preparation of the Consolidated Financial Statements requires the Bank’s management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Consolidated Financial Statements, as well as income and expenses during the year. Actual results may differ from these estimates.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-19

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank has established allowances to cover expected credit losses over its loan portfolio and other financial assets. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income (Loss). Loans are charged-off when the Bank’s management determines that a loan or a portion thereof is impaired. Charge-offs are recorded as a reduction of the allowance for loan losses.

In particular, information on significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Consolidated Financial Statements are the following:

●	Allowances for loan losses
●	Fair value of financial assets and liabilities
●	Contingencies and commitments
●	Impairment losses of certain assets, including Goodwill
●	Current taxes and deferred taxes

During the year ended December 31, 2021, there have been no significant changes in estimates made compared to the estimates at the end of 2020 (see Note 32).

i)Operating segments

The Bank provides financial information for each operating segment in conformity with IFRS 8 “Operating Segments” in order to disclose information that enables financial statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to:

●	Better understand the Bank’s performance.
●	Better evaluate its future cash flow projections.
●	Form better opinions regarding the Bank as a whole.

To comply with IFRS 8, Itaú Corpbanca identifies operating segments (Chile and Colombia) used by the Executive Committee, which is defined as the chief operating decision maker, to analyze and make decisions regarding operating, financing and investment matters, based on the following elements:

(1)	The nature of the products and services;
(2)	The nature of the processes;
(3)	The type or class of customer for their products and services;
(4)	The methods used to distribute their products or provide their services; and
(5)	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

The Executive Committee manages these segments using an in-house system of internal profitability reports and reviews its segments on the basis of the operating results and uses efficiency, profitability and other indicators to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in New York and Colombia. More information on each segment is presented in Note 4 - Reporting Segments.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-20

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

j)Operations with repurchase and resale agreements

Transactions with resale agreements are entered into as a form of investment. Under these agreements, financial instruments are sold, which are included as assets under "Investments under resale agreement” and are accounted for at amortized cost using the effective interest rate of the agreement.

There are also sales transactions with a repurchase agreement as a form of financing. In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan, form part of the investment items of "Financial instruments at fair value through profit or loss" or "Financial instruments at fair value through profit or loss". The obligation to repurchase the investment is classified in liabilities as "Repurchase agreements and securities loans", recognizing interest and inflation-indexation adjustments accrued as of the closing date.

k)Classification and measurement of financial instruments

I. Classification of financial instruments

(i) Classification of financial assets

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

In addition, the Banks’s business model is not assessed on an instrument-by-instrument basis, but at a higher level of aggregated portfolio and is based on observable factors such as: performance of the financial assets, the risk that affect the performance, and the expected frequency, value and timing of sales, among others.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-21

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

In accordance with IFRS 9 the business models are:

●	Held to collect business model (HTC) - financial assets that are held within a business model whose objective is to hold assets in order to collect contractual cash flows are managed to realize cash flows by collecting contractual payments over the life of the instrument, under this business model sales made when there is an increase in the credit risk, or to manage credit concentration risk are not inconsistent with a business model whose objective is to hold financial assets to collect contractual cash flows.
●	Held to collect and sell (HTC&S) - financial assets under this business model achieve the objective by both collecting contractual cash flows and selling financial assets, then involve a greater frequency and value of sales than HTC business model.
●	Other business model - financial assets held in this business has the objective of realizing cash flows through the sale of the assets. The Bank makes decisions based on the assets’ fair values and manages the assets to realize those fair values.

(ii) Reclassifications

Reclassification of financial assets is required if, and only if, the objective of the Bank’s business model for managing those financial assets changes. Financial liabilities cannot be reclassified. There are no reclassifications in these Consolidated Financial Statements.

In January 2019, Law No. 21,130 was issued, which modernizes the banking legislation with the objective of implementing the practices promoted at international level by the Basel III.  The new regulation was effective as of December 1, 2021 and will be implemented gradually until it is fully established as of December 1, 2025. Due to these changes, the bank performed a capital increase which in part was executed in order to comply with the new capital requirements. In connection with the new requirements and its capital management strategy the bank created a new portfolio which is managed on a segregated basis and under a held to collect business model with the purpose of managing the capital adequacy under the new capital requirements. Securities classified under  “Fair value through other comprehensive income¨ will be reclasified to ¨Financial instruments at amortized cost¨ as they are part of this portfolio, this reclassification will come into effect as of January 1, 2022.

II. Measurement of financial instruments

(i) Initial measurement

On initial recognition, financial assets and financial liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments not at fair value through profit or loss, transaction costs of financial assets and financial liabilities carried at fair value are expensed in profit or loss.

(ii) Subsequent measurement - Financial assets

After initial recognition, the Bank shall measure a financial asset at:

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-22

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(b) Fair value through other comprehensive income (FVTOCI)

Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling, and that contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at FVTOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognized in other comprehensive income, until the assets are sold. Upon disposal, the cumulative gain and losses in other comprehensive income are recognized in the income statements.

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

(d) Equity instruments

For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognized in profit or loss.

Gains or losses on derecognition of these equity instruments are not transferred to profit or loss.

(iii) Subsequent measurement - Financial liabilities

After initial recognition, the Bank shall measure a financial liability at amortized cost, except for derivatives that are measured at fair value through profit or loss.

III. Derecognition of financial assets and liabilities

Financial assets are derecognized when, and only when:

●	the contractual rights to the cash flows from the financial asset expire, or
●	the Bank transfers substantially all the risks and rewards of ownership of the financial asset, and therefore the Bank derecognizes the financial asset and recognize separately any rights and obligations created or retained in the transfer.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-23

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

Derecognition due to substantial modification of terms and conditions

The Bank derecognizes a financial asset, such as a loan to a customer, when the terms and conditions have been renegotiated to the extent that it essentially has become a new asset, with the difference recognized as a derecognition gain or loss, to the extent that an impairment loss has not already been recorded.

A modification of terms and conditions does not lead to derecognition if it does not result in cash flows that are substantially different. Based on the change in cash flows discounted at the original EIR, the Bank records a modification gain or loss, to the extent that an impairment loss has not already been recorded. For financial liabilities, the Bank considers a modification substantial based on qualitative factors, and whether it results in a difference between the adjusted discounted present value and the original carrying amount of the financial liability of, or greater than, ten percent. For financial assets, this assessment is based on qualitative factors.

IV. Renegotiated and modified loans

The Bank sometimes makes concessions or modifications to the original terms of loans as a response to the borrower’s financial difficulties, rather than taking possession or otherwise enforcing collection of collateral, or in some cases in order to renegotiate loans. The Bank considers a loan forborne when such concessions or modifications are provided as a result of the borrower’s present or expected financial difficulties and the Bank would not have agreed to them if the borrower had been financially healthy. Indicators of financial difficulties include defaults on covenants, or significant concerns raised by the Credit Risk Department. Forbearance may involve extending the payment arrangements and the agreement of new loan conditions. It is the Bank’s policy to monitor forborne loans to help ensure that future payments are likely to occur.

If the modifications are substantial, the loan is derecognized, as explained in “III. Derecognition of financial assets and liabilities”. If the terms have been renegotiated without resulting in the derecognition of the loan, any impairment is measured using the original EIR as calculated before the modification of terms. The Bank also reassesses whether there has been a significant increase in credit risk and whether the assets should be classified as another Stage. Derecognition decisions and classifications of Stage 2 and Stage 3 are determined on a case-by case basis. If these procedures identify a loss in relation to a loan, it is disclosed and managed as an impaired Stage 3 forborne asset until it is collected or written off.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-24

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

V. Contingent loans

The Bank issues contingent loans (including letters of credit, foreign letters of credit and performance guarantee) and loan commitments.

Contingent loans and undrawn loan commitments are commitments under which, over the duration of the commitment, the Bank is required to provide a loan with pre-specified term to the customer.

The nominal contractual loan value, when the loan agreed to be provided is on market terms, is not recorded in the statements of financial position. The related expected credit loss allowance is disclosed in Note 21.

VI. Offsetting

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

l)Derivatives and hedging activities

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
iii.	to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

i.	The derivative hedges one of the following three types of exposure:
a.

Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-25

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

b.	Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).
ii.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:
a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).
iii.

There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.

For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statement of Income.

b.

For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments within “Interest income and expense”, and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statement of Income (Loss) under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.
d.

The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statements of Income (Loss) under “Net income (expense) from financial operations”.

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

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income (loss)” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statements of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income (Loss).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-26

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

m)Fair value measurement

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

(i) Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for loans and accounts receivable from customers.

According to IFRS 13 “Fair Value Measurement”, “Fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

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

The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Statement of Income.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-27

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

(ii) Valuation techniques

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

The main techniques used as of December 31, 2021 and 2020 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-28

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

n)Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

(i) Interest income, interest expense, and similar items

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

(ii) Dividends received

Dividends received from investments in other companies are recognized on income when the right to receive them arises and are recorded in the item “Income from investments in companies”.

(iii) Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income (Loss) as set forth on IFRS 15 “Revenue from contracts with customers”, based on the terms of the contract held with customers, excluding amounts collected on behalf of third parties. The Bank recognizes revenue as the performance obligations is fulfilled by transferring a service to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset or a services is rendered. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

The main revenues arising from commissions, fees and similar items correspond to:

●	Fees and commissions for lines of credits and overdrafts: includes accrued fees related to granting lines of credit and overdrafts in checking accounts.
●	Fees and commissions for guarantees and letters of credit: includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.
●	Fees and commissions for card services: includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-29

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

●	Fees and commissions for management of accounts: includes accrued commissions for the maintenance of checking, savings and other accounts
●	Fees and commissions for collections and payments: includes income arising from collections and payments services provided by the Bank.
●	Fees and commissions for intermediation and management of securities: includes income from brokerage, placements, administration and securities’ custody services.
●	Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.
●	Other fees and commissions: includes income arising from currency changes, financial advisory, cashier check issuance, placement of financial products and online banking services.

The main expenses arising from commissions, fees and similar items correspond to:

●	Compensation for card operation: includes commission expenses for credit and debit card operations related to income commissions’ card services.
●	Fees and commissions for securities transactions: includes commissions’ expense for deposits, securities custody service and securities’ brokerage.
●	Other fees and commissions: includes mainly expenses generated from online services.

The Bank has incorporated disaggregated revenue and expense disclosures and reportable segment relationship in Note 26.

Additionally, the Bank grants a group of benefits to its cardholders for which, in accordance with IFRS 15, has established provisions enough to comply with its performance obligations when these benefits become enforceable.

(iv) Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to the Consolidated Statement of Income (Loss) over the term of the loan. In the case of commitment fees these are immediately recorded in the Consolidated Statement of Income (Loss) when it is unlikely that a specific lending arrangement will be entered into and the loan commitment is not measured at FVTPL.

o)Impairment

Assets are acquired or purchased based on the future economic benefits they produce. Accordingly, impairment is recorded when the carrying amount of those assets is lower than the recoverable amount, assets are subject to impairment tests in order to properly reflect the future economic benefits that assets are capable to produce when used by the Bank.

The Bank assesses on a forward-looking basis the expected credit losses (ECL) associated with its debt instrument assets carried at amortized cost and FVTOCI and with the exposure arising from loan commitments and financial guarantee contracts. The Bank recognizes a loss allowance for such losses at each reporting date. The measurement of ECL reflects:

●	An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-30

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

●	The time value of money; and

Reasonable and supportable information that is available without undue cost or effort at the repotting date about past events, current conditions and forecasts of future economic conditions.

The Bank follows the criteria described below in order to assess impairment, when applicable:

(i)Financial assets

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

FVTOCI investments are presented at its fair value and its changes in fair value are recorded within equity. The accumulated changes in fair value are transferred to profit or loss when the investment is derecognized or impaired. The ECL from investments measured at FVTOCI are transferred to profit or loss.

If impairment evidence exists, any amount previously recorded in equity is transferred from equity to the Consolidated Statement of Income (Loss), presented as FVTOCI investments net gains or losses. This amount is calculated as the difference between acquisition cost (net of any amortization and reimbursement) and the current fair value of the asset, less any impairment loss on the investment previously recorded in the Consolidated Statement of Income (Loss).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-31

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

In respect to equity financial investments, impairment losses previously recognized in the Consolidated Statement of Income (Loss) are not reversed through income. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under FVTOCI as part of “Valuation accounts”.

All impairment losses are recorded in income. Any impairment loss relating to a financial asset FVTOCI previously recorded in equity is transferred to profit or loss. The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of FVTOCI equity financial assets, in which case it is recorded in other comprehensive income (loss).

(ii)Non-financial assets

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-32

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

(iii)Goodwill

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

p)Property, plant and equipment

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-33

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

(i)Property, plant and equipment for own use

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

(ii)Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use. As of January 1, 2019 the Bank has started to apply IFRS 16 “Leases”, see letter t) in this Note.

q)Intangible assets

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-34

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

(i)Software

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

(ii)Generated in a business combination

According to IFRS 3 “Business combinations”, when an intangible asset is acquired or generated in a business combination its cost will be the fair value at the acquisition date. The fair value of an intangible asset represents expectations of market participants at the acquisition date over the probability that future economic benefits from the asset will flow to the entity. In other words, the entity expects that economic benefits flows to it, even though there is uncertainty about the date or the amount of them.

As set forth by IAS 38 “Intangibles assets” and IFRS 3 “Business combinations”, the acquirer will recognize an intangible asset from the acquiree at the acquisition date separately from Goodwill independently if the asset was previously recognized by the acquiree before the business combination.

In connection with the aforementioned, the business combination between Banco Itaú Chile and Corpbanca gave rise to intangible assets and Goodwill as indicated in Note 13 Intangible Assets.

(iii)Other identifiable intangibles

Correspond to those intangible assets that can be identified, the Bank controls them, can be reliably measured and it is probable that future benefits will flow to the Bank.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-35

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

r)Factoring transactions

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

The price differences between the disbursed amounts and the notional amount of the documents are recorded in the Consolidated Statement of Income (Loss) as interest income applying the effective interest rate method, over the term of the transaction. The responsibility of payment remains with the client (assignor).

s)Leases

(i)    Right-of-use assets

At commencement date, the right-of-use asset is measured at cost. The cost of right-of-use asset includes (a) the amount of the initial measurement of the lease liability; (b) any lease payments made at or before the commencement date, less any lease incentives received; (c) the initial direct costs incurred by the Bank; and (d) an estimate of the costs to be incurred by the Bank in dismantling and disposing of the underlying asset, restoring the place where it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

After the initial recognition date, the Bank measures the assets by the right of use by applying the cost model, which is defined as the asset by the right of use measured at cost (a) less any accumulated depreciation and any accumulated impairment losses; and (b) adjusted by any new measurement of the lease liability.

The Bank applies the depreciation requirements established by IAS 16 "Property, plant and equipment" when depreciating the right of use asset.

If the lease transfers ownership of the underlying asset to the Bank at the end of the lease term or if the cost of the right-of-use asset reflects that the Bank will exercise a purchase option, the Bank depreciates the right-of-use asset from the start date of the lease to the end of the useful life of the underlying asset. Otherwise, the Bank depreciates the right-of-use asset from the start date to the end of the useful life of the asset to which it has a right of use or to the end of the lease term, whichever occurs first.

The Bank applies IAS 36 "Impairment of assets" to determine whether a right of use asset is impaired and to account for identified impairment losses.

As of December 31, 2021, the Bank has not identified any impairment for the right-of-use assets under lease.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-36

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(ii)    Lease liability

The Bank measured the lease liability as the present value of lease payments that have not been paid as of that date. Lease payments are discounted using the interest rate implicit in the lease, if that rate can be easily determined. If that rate cannot be readily determined, the Bank uses its incremental borrowing rate (cost of funding).

The lease payments included in the measurement of the lease liability comprise the following payments for the right-of-use the underlying asset during the term of the not cancelable at the measurement date, which includes (a) fixed payments, less any lease incentive receivable; (b) variable lease payments, which depend on an index or a rate, recently measured using the index or rate on the start date; (c) it matters that the lessee expects to pay as residual value guarantees; (d) the exercise price of a purchase option if the lessee is reasonably sure to exercise that option; and (e) payments for penalties arising from the termination of the lease, if the term of the lease reflects that the lessee exercises an option to terminate the lease.

After the date of initial recognition, the Bank measures the lease liability in order to recognize (a) the interest on the lease liability; (b) lease payments made; and (c) the new measurements or modifications of the lease, and also for fixed lease payments that have essentially been reviewed.

The Bank makes new measures of the lease liability discounting the modified lease payments, if (a) there is a change in the expected amounts payable related to a residual value guarantee. A lessee will determine the lease payments to determine the change in the amounts expected to be paid under the residual value guarantee; (b) there will be a change in future lease payments determined from a change in an index or a rate used to determine those payments. The Bank measures the lease liability again to modify the modified lease payments only when there is a change in cash flows. The Bank will determine the revised lease payments, for the remainder of the lease term, based on the revised contractual payments.

The rent of the lease agreements is agreed in UF and paid in Chilean pesos. According to that, monthly variation in UF should be treated as a new measurement, and therefore, inflation-indexation adjustments should be recognized as a modification to the obligation and the right-of-use asset.

t)Expected credit losses allowance

The Bank uses an “expected credit loss (ECL)” model. The impairment model applies to all financial assets measured at amortized cost and debt securities measured at fair value through other comprehensive income (FVOCI), including commitment and contingent loans. Investments in equity are outside of the scope of the impairment requirements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-37

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank accounted ECL related to financial assets measured at amortized cost as a loss allowance in the statements of financial position, but the carrying amount of these assets is stated net of the loss allowance. ECL related to contingent loans is accounted for as a provision in the statements of financial position. The Bank recognizes in profit or loss, as an impairment gain or loss, the amount of ECL (or reversal) required to adjust the loss allowance at the reporting date, for financial assets measured at amortized cost and contingent loans.

The model uses a dual measurement approach, under which the loss allowance is measured as either:

●	12-month expected credit losses
●	Lifetime expected credit losses

The Bank has defined default on an individual or collective basis as follows:

●	Individual: when exposure is more than 89 days past due, it has been restructured, it is in judicial collection, or it has been written-off.
●	Collective: when exposure is more than 89 days past due, it has been restructured, or has been identified as impaired by an internal risk committee.

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

The Bank, at the end of each reporting period, evaluates whether a financial instrument’s credit risk has significantly increased since initial recognition or whether an asset is considered to be credit-impaired, and consequently classify financial instrument in the respective stage:

●	Stage 1: When loans are first recognized, the Bank recognizes an allowance based on 12 months ECL. Stage 1 loans also include facilities where the credit risk has improved and the loan has been returned to Stage 1.
●	Stage 2: When a loan has shown a significant increase in credit risk since origination, the Bank records an allowance based on lifetime ECL. Stage loans also include facilities where the credit risk has improved and the loan has been returned to stage 2.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-38

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

●	Stage 3: Loans considered credit-impaired. The Bank records an allowance based on lifetime ECL, setting the Probability of Default (“PD”) at 100%.

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

(i) Expected credit loss measurement

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-39

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

For measuring 12-month and lifetime ECL, cash shortfalls are identified as follows:

●	12-month expected credit losses: the portion of lifetime expected credit losses that represents the expected credit losses that result from default events on the financial instruments that are possible within the 12 months after the reporting date.
●	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.

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

(ii) Contingent loans

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

(iii) Forward looking information

The ECL model includes a broad range of forward looking information as economic inputs, such as:

●	GDP growth
●	Unemployment rates
●	Central Banks interest rates
●	Real estate prices

(iv) Modifications of financial assets

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-40

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

(v) Collateral

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

(vi) Charge-offs

The gross carrying amount of a financial asset is reduced when there is no reasonable expectation of recovery and all collection efforts have been exhausted. A charge-off constitutes a derecognition event of the corresponding loan transaction in its entirety, and therefore, include portions not past-due for installments loans or leasing operation (no partial charge-off).

Subsequent recoveries of amounts previously charge-off are credited to the income statements, as recovery of loans previously charged-off, as a deduction from provisions for loan losses.

u)Income taxes and deferred taxes

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

v)Provisions and contingent assets and liabilities

When preparing the financial statements of the consolidated entities, the Bank’s directors made a distinction between:

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-41

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

Provisions are classified according to the obligations covered as follows (See Note 21):

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

Provisions for restructuring cost: these are constructive obligations that arise from a restructuring plan. A restructuring plan is a program that is planned and controlled by management, which changes either the scope of the business undertaken, or the manner in which that business is conducted.

The provisions for restructuring cost are recognized in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” once the Bank has a real expectation of executing the plan, either by having started to execute the plan or by having announced its main characteristics to those who are going to be affected.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-42

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

w)Employee benefits

Short-term benefits

Correspond to personnel benefits (other than termination benefits) that are expected to be settled within twelve months after year end over which the employees have rendered their services.

These are recognized when the employee has rendered the service and are measured at the undiscounted amount of benefits expected to be paid in exchange for that service:

●	as a liability (accrued expense), after deducting any obligation already satisfied. If the amount already paid is higher than the gross amount of the benefits, the Bank will recognize this excess as an asset (amount paid in advance), when it represents a reduction of future payments or a recoverable amount in cash.
●	as an expense when the entity consumes the economic benefit arising from the service provided by an employee in exchange for employee benefits, unless other IFRS requires or allows the recognition of those disbursements as part of the cost of an asset.

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

Defined contribution plans: the obligation is recognized for the amounts to be contributed in the period.

Defined benefit plans: a liability is recognized based on the estimated benefit cost that employees have accrued for services rendered, less the present value of the defined benefit obligation and present value of present services. Present service cost and gain or loss upon settlement will be recognized in the income statement for the period. Gains and losses generated from the remeasurement of the liability will be recognized in other comprehensive income.

Other long-term benefits

Other long-term employee benefits are employee benefits, other than short-term, post-employment and termination benefits, which are not due for payment within 12 months after the end of the period in which the employees render the service.

The regulations require the recognition of a liability for the present value of the defined benefit obligation less the fair value of the plan assets, if any. The results generated from its remediation will be recognized in the results of the period.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-43

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment, as a consequence of:

●	a decision of the entity to terminate the employee’s employment before the normal termination date; or
●	the decision of an employee to accept an offer with benefits in order to terminate the employment before the normal termination date.

An entity recognizes a liability and expense for termination benefits at the earlier of the following dates:

●	when the entity can no longer withdraw the offer of those benefits; and
●	when the entity recognizes costs for a restructuring that is within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and involves the payment of termination benefits.

x)Provision for mandatory dividends

The Bank recorded a provision for mandatory dividends calculated as a portion of income for the year in order to comply with dispositions of the Chilean Corporations Act (Ley de Sociedades Anónimas) which requires to distribute at least 30% of income of the year, consistent with the Bank’s internal policy. For fiscal year 2021, the Bank provisioned 30% of its profits. For fiscal year 2020, no provision was recorded given the loss reported for the year. This provision is recorded as a decrease in “Retained earnings” under “Provision for minimum dividends” within the Statement of Changes in Consolidated Equity.

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

y) Assets received or awarded in lieu of payment

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

The excess of the outstanding loan balance over the fair value is charged to net income for the year, under “Provision for loan losses”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-44

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value less cost to sale, and the difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to income, under “Other operating expenses”.

z)Customer loyalty programs

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

aa)Non- current assets held for sale (in “Other Assets”)

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

bb)Earnings per share

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

As of December 31, 2021, 2020 and 2019 the Bank did not have any instruments that generated dilution.

cc)Consolidated Statement of Cash Flows

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

For the preparation of the cash flow statement, the indirect method was used, starting with the Bank’s consolidated pre-tax income (loss) and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as operating, investment or financing activities.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-45

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

For the preparation of the cash flow statement, the following items are considered:

●	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.
●	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities. This section includes, among others, foreign loans obtained, dividends received, FVTOCI investments and held to maturity.
●	Investing activities: Correspond to the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
●	Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not part of operating activities nor investing activities.

For cash flows statement purposes, it has been considered as cash and cash equivalents amounts included in “Cash and deposits in banks” plus the net amount of cash items in process of collection, plus trading investment and FVTOCI investments highly liquid and minimal value change risk which due date is less than three months since the acquisition date and investments under resale agreements under the same terms.

Includes also investments in fixed income mutual funds which are presented under FVTPL / trading investments in the Consolidated Statement of Financial Position. The amounts for cash and cash equivalents and the corresponding reconciliation to the Consolidated Statement of Cash Flows are detailed in Note 5 “Cash and Cash Equivalents”.

The provision for loan losses included under the operating activities section differs from the amount presented in the Consolidated Statement of Income (Loss), because such amount excludes recoveries of transactions previously charged-off for cash flows purposes.

dd)Consolidated Statement of Changes in Equity

The Consolidated Statement of Changes in Equity presents all movements affecting net equity. This statement shows a conciliation between opening and ending balances for the year for all items that form part of consolidated equity, grouping transactions based on their nature, according to the following:

●	Adjustments due to accounting changes related to prior periods: Includes changes in equity as a consequence of restating amounts previously reported in the Consolidated Financial Statements resulting from accounting changes related to prior periods recognition.
●	Net comprehensive income for the year: Includes, in an aggregated manner, net income for the year and other comprehensive income for the year.
●	Other changes in equity: Includes retained earnings distributions, equity increases, provision for mandatory dividends, dividends paid, among other increases or decreases in consolidated equity.

This information is presented in two statements: The Consolidated Statement of Other Comprehensive Income (Loss) and the Consolidated Statement of Changes in Equity.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-46

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

ee)Consolidated Statement of Other Comprehensive Income (Loss)

In the Consolidated Statement of Other Comprehensive Income (Loss) are presented income and expenses generated by the Bank as a consequence of its regular activities during the year, clearly identifying those recorded in profit and loss from those recorded in net equity.

Due to this, in this statement the following is shown:

●	Income (loss) for the year.
●	Net amount of income and expenses recorded in equity as “Valuation accounts”.
●	Deferred income taxes originated by transactions described above, except for those amounts related to exchange differences from foreign net investments.

Total amount of consolidated income and expenses recorded attributable to the equity holders of the Bank, calculated as the sum of the items listed above, is presented separately from non-controlling interest.

ff) New and revised accounting pronouncements introduced by IASB

1)	Standards and interpretations that are effective from January 1, 2021.

1.1) Covid-19-Related Rent Concessions beyond 30 June 2021 amendment to IFRS 16.

On June 30, 2021 the Board issued Covid-19-Related Rent Concessions beyond 30 June 2021 which extended the availability of the practical expedient in IFRS 16 (the 2021 amendment), that provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification by one year. The 2021 amendment resulted applying to rent concessions for which any reduction in lease payments affects only payments originally due on or before 30 June 2022, provided the other conditions for applying the practical expedient are met.

The amendment is effective for annual reporting periods beginning on or after 1 April 2021.

The adoption of the amendment did not have a significant impact on the Consolidated Financial Statements since to date there have been no significant changes on current contracts to make use of this amendment.

1.2) Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

In On August the Board issued amendments in Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition. Currently, the IASB updated the Taxonomy as of September 2, 2020.

The amendments are effective for annual periods beginning on or after 1 January 2021 and are to be applied retrospectively.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-47

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

As of the date of issuance of these Consolidated Financial Statements, Management has incorporated the disclosure, including those required by the amendment. Note 36 presents information regarding the scope and steps taken by Management to address the transition.

2)	Standards and interpretations that have been issued but are not yet effective

2.1) Sale or Contribution of assets between an investor and its Association or Joint Business (amendments to IFRS 10 and IAS 28)

The amendments to IFRS 10 and IAS 28 address situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments provide that gains or losses, resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture, accounted for using the equity method are recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. Similarly, gains or losses resulting from the remeasurement to fair value of investments held in a former subsidiary (which has become an associate or joint venture that is accounted for using the equity method) are recognized in the results of the former parent only to the extent of the unrelated investors' interests in the new associate or joint venture.

The effective date of the amendments was initially from January 1, 2016, however the IASB on December 17, 2015 indefinitely postponed their entry into force.

Management will evaluate the potential impacts of these amendments, once the new implementation date for these amendments is announced.

2.2) Amendment to IAS 1 "Presentation of Financial Statements" - Classification of liabilities as current or non-current

On January 23, 2020, the IASB published the amendment to IAS 1, which addresses the classification of liabilities and clarifies their presentation as current or non-current. This amendment applies as of January 1, 2023 retroactively and its early application is permitted.

Among the modifications are the following:

●	An entity shall classify a liability as current when it does not have a right to postpone its liquidation for at least twelve months following the date of the reporting period. The amendment removes the factor of "unconditionality" from this right.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-48

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

●	The right to defer settlement of the liability must have substance and must exist at the end of the reporting period. If this right is subject to the entity that covers any condition, such right only exists if it is effectively fulfilled by fulfilling these conditions at the end of the reporting period and can be classified as non-current. The entity must comply with these conditions, although the counterparty does not carry out a testing of these.
●	The classification of the liability will not be affected by the probability that the entity exercises its right to defer its settlement. Therefore, if the liability meets the non-current condition specified in the standard, it will be classified as non-current, even if the entity plans to liquidate it in less than 12 months from the period in which it is reported or between the periods in which it is reported. And the one that is reported to the regulator. If any of the above cases occurs, it must be disclosed in the Financial Statements to understand the impact of the entity's financial position.
●	The liability is understood as liquid when the entity extinguishes the obligation to control its effective counterparty, other economic resources, or its own equity instruments.

The Bank's Management is currently assessing the potential impact of the adoption of these amendments on the Consolidated Financial Statements..

2.3) Amendments to IFRS 3 to update a reference to the Conceptual Framework

On May 14, 2020, the IASB published, amendments to IFRS 3 'Business Combinations' that update an outdated reference in IFRS 3 without significantly changing its requirements.

The changes in Reference to the Conceptual Framework (Amendments to IFRS 3):

●	update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework;
●	add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 (instead of the Conceptual Framework) to identify the liabilities it has assumed in a business combination; and
●	add to IFRS 3 an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

The amendments published are effective for annual periods beginning on or after January 1, 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier.

The adoption of the amendment will not have a material impact on the Consolidated Financial Statements.

2.4) Amendments to IAS 16 'Property, Plant and Equipment — Proceeds before Intended Use

On May 14, 2020, the IASB published amendments to IAS 16 regarding proceeds from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management.

Amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments is effective for annual periods beginning on or after 1 January 2022. Early application is permitted.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-49

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The adoption of the amendment will not have a significant impact on the Consolidated Financial Statements

2.5) Amendments to IAS 37 “Onerous Contracts” — Cost of Fulfilling a Contract

On May 14, 2020, the IASB published “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)” amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous.

The changes in Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) specify that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The amendments published today are effective for annual periods beginning on or after January 1, 2022. Early application is permitted.

The adoption of the amendment will not have a significant impact on the Consolidated Financial Statements.

2.6) Annual improvements to IFRS standards 2018–2020

On May 14, 2020, the IASB published Annual Improvements to IFRS Standards 2018–2020, making amendments to the following standards:

-	IFRS 1 First-time Adoption of International Financial Reporting Standards - Subsidiary as a first-time adopter. The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs.
-	IFRS 9 Financial Instruments - Fees in the “10 percent” test for derecognition of financial liabilities. The amendment clarifies which fees an entity includes when it applies the ‘10 percent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.
-	IFRS 16 Leases Lease incentives. The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.
-	IAS 41 Agriculture. Taxation in fair value measurements. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13.

The amendments to IFRS 1, IFRS 9, and IAS 41 published today are all effective for annual periods beginning on or after January 1, 2022. Early application is permitted.

The amendment to IFRS 16 only regards an illustrative example, so no effective date is stated.

The adoption of these amendments will not have a significant impact on the Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-50

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2.7) Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

The main change in deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12) is an exemption from the initial recognition exemption provided for in IAS 12.15 (b) and IAS 12.24. Consequently, the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

2.8) Disclosure of Accounting Policies, which amends IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements.

On February 12, 2021, the International Accounting Standards Board (IASB) issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are applied prospectively.

The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023. Earlier application is permitted. Once the entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2.

Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

2.9) Definition of Accounting Estimates amendments to IAS 8.

On February 12, 2021, the Board issued Definition of Accounting Estimates, which amended IAS 8. The amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendment makes the distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

The amendments are effective for annual periods beginning on or after 1 January 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.

Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-51

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 2 - Accounting Changes

No new accounting pronouncements have been adopted in the year ended December 31, 2021 and 2020 in the consolidated financial statements.

Starting January 1, 2019 the Bank changed the manner it accounts for leases by adopting IFRS 16 “Leases”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-52

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 3 – Significant Events

As of December 31, 2021, the following significant events have influenced the operations of the Bank and its subsidiaries or the Consolidated Financial Statements:

ITAÚ CORPBANCA

Changes in the Board of Directors

In ordinary session held on January 27, 2021, the Board of Directors of Itaú Corpbanca was informed and resolved to accept the resignation of director Mr. Caio Ibrahim David, effective as of the same date. In his replacement, the Board of Directors agreed to appoint Mr. Matias Granata, who served as a director until the Annual Ordinary Shareholder’s Meeting held on March 18, 2021 and was elected as a director in the same meeting.

Annual Ordinary Shareholders’ Meeting Agreements

At the Ordinary Shareholders' Meeting of Itaú Corpbanca, held on March 18, 2021, was reported that at the end of the 2020 financial year, the Bank presented a loss attributable to the Bank's owners of MCh$925,479, as a result, no dividends were distributed corresponding to the 2020 financial year.

At the Ordinary Shareholders' Meeting, among other matters, it was also approved the appointment of Mr. Rogerio Braga and Matias Granata as directors of the Bank, replacing Mr. Andrés Bucher Cepeda and Caio Ibrahim David respectively.

Discontinuation of the net investment in Itaú Corpbanca Colombia hedge.

During January 2021, by decision of Management, the hedge of net investment in Itaú Corpbanca Colombia was discontinued. The impact of discontinuing the hedge relationship did not have any effect on the Consolidated Statement of Income of the Bank.

New alliance between Itaú and Rappi

On March 29, 2021 the Bank announced to the market a new alliance with Rappi, as part of our digital transformation strategy. This agreement aims to revolutionize the local financial market with simple, innovative and unique digital products, allowing an increasing number of individuals to access new financial solutions in an agile and digital way.

Extraordinary Shareholders' Meeting – Capital increase

On July 13, 2021, Itau Corpbanca held an Extraordinary Shareholders' Meeting where the following main resolutions were made: (a) Increase the Bank’s capital stock in the amount of Ch$830,000,000,000, that is, from Ch$1,862,826,231,184 divided into 512,406,760,091 nominative, ordinary, no par value, fully subscribed and paid-in shares, to Ch$2,692,826,231,184 divided into 973,517,871,202 nominative, ordinary, no par value shares, through the issuance of 461,111,111,111 new payment shares, to be issued, subscribed and paid in within a maximum term expiring on July 13, 2024; (b) Authorize the Board of Directors to freely set the placement price of these shares, without being subject to any minimum, in accordance with the standard contained in the second paragraph, article 23 of the Corporations Regulations; and (c) Amend the fifth permanent and first transitory articles of the Bank's bylaws, concerning capital stock, based on the resolutions made at the aforementioned Shareholders’ Meeting.

In Resolution No. 4,177, dated August 3, 2021, the Financial Market Commission authorized the increase of the Bank's capital and the amendment of its bylaws, in the terms approved at the above Shareholders’ Meeting, in accordance with the provisions of articles 31 and 52 of the General Banking Law, article 127 of the Corporations Law and the other applicable regulations.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-53

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 3 – Significant Events, continued

On August 12, 2021, in an Extraordinary Board of Directors Meeting it was approved, among other matters, the following: (a) Materialize the issuance of 461,111,111,111 payment shares against the Bank's capital increase approved during the aforementioned Shareholders’ Meeting; (b) Require the registration of the 461,111,111,111 shares agreed to be issued in: i) the Securities Registry maintained by the Financial Market Commission; and ii) the country's Stock Exchanges so that they can be traded in the local market; (c) Require the registration of the new American Depositary Shares with the Securities and Exchange Commission of the United States of America and the New York Stock Exchange of said country; (d) Offer and place the 461,111,111,111 shares agreed to be issued, in accordance with the procedure established in the aforementioned Meeting; and (e) Defer the pricing of the placement for a later date.

On September 15, 2021, the 461,111,111,111 shares issued against the capital increase approved at the Bank's Extraordinary Shareholders' Meeting of July 13, 2021 were registered in the Securities Registry of the Financial Market Commission under No. 1/2021. Their placement process was announced on September 22, 2021 to the country's Stock Exchanges and contemplates a legal period of preferential option from October 4, 2021 to November 2, 2021.

In a meeting held on September 23, 2021, the Bank's Board of Directors agreed to (i) offer and place all of the aforementioned 461,111,111,111 shares; and (ii) set CLP1.80 per share as placement price. The notices that announced the beginning of the first preferential option period were published on September 27 and October 4, 2021, in the newspaper La Tercera.

Between October 4 and November 2, 2021 and November 11 and 16, 2021, the preferred option periods were held for the placement of the 461,111,111,111 shares issued as the capital increase approved at the Bank's Extraordinary Shareholders' Meeting of July 13, 2021. As a result of the aforementioned placements, the Bank's controlling shareholder, Itaú Unibanco Holding S.A., subscribed and paid a total of 350,048,242,004 during the preferred option period, thus becoming the owner --directly and indirectly-- of 551,015,065,630 shares issued by the Bank, representing approximately 56.94% of its subscribed and paid capital. Likewise, they remained 5,867,763,862 unsubscribed and unpaid shares, representing approximately 1.27% of the capital increase.

On November 30, 2021, the 5,867,763,862 remaining shares from the second preferred option period were auctioned at the Santiago Stock Exchange, through Larraín Vial S.A. Corredora de Bolsa, at a price of $1.80 per share, as announced at the time by the Bank.

As a result of the capital increase process, by means of a Press Release issued on November 30, 2021, the full placement of the capital increase in reference was reported, for the aforementioned 461,111,111,111 shares, having raised a total of $ 830,000,000,000 (eight hundred and thirty billion pesos, legal tender).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-54

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 4 - Reporting Segments

The information reported by segments is determined by the Bank on the basis of its operating segments (Chile, which includes the New York branch, and Colombia), which are mainly differentiated by the risks and rewards that affect them.

The reporting segments and the criteria used to inform the highest authority of the Bank on the decision making of the operation are in accordance with what is set forth in IFRS 8 “Operating segments”.

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

The Bank manages these business areas using a reporting system for internal profitability. The operating results are reviewed regularly by the entity’s Chief Operating Decision Maker (CODM) for operating decisions as one single reporting segment, to decide about resource allocation for the segment and evaluate its performance.

ii) Colombia

Colombia has been identified as a separate operating segment based on the business activities. Its operating results are regularly reviewed by the entity’s Chief Operating Decision Maker (CODM) for operating decisions as one single reporting segment, to decide on the resource allocation for the segment and evaluate its performance. Separate financial information is available for this reporting segment.

The commercial activities of this segment are carried out by Itaú Corpbanca Colombia S.A. and subsidiaries

The Bank did not enter into transactions with a particular customer or third party that exceed 10% of its total revenue in 2021, 2020 and 2019.

b)	Geographical information

The segments reported by Itaú Corpbanca, discloses revenue from ordinary activities from external clients:

(i)	attributed to the entity’s country of domicile and
(ii)	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-55

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 4 - Reporting Segments, continued

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately. Pursuant to the foregoing, the Bank operates in two main geographic areas: Chile and Colombia.

Chile reporting segment includes operations carried out by Itaú Corpbanca New York branch and the Colombia reporting segment includes the operations carried out by Itaú S.A. (Panama).

The information on interest income and interest expenses for the years ended December 31, 2021, 2020 and 2019 of the aforementioned reporting segments is presented below:

	2021			2020			2019
	Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	1,324,275	363,227	1,687,502	1,116,943	432,731	1,549,674	1,245,465	528,175	1,773,640
Interest expense	(580,997)	(130,198)	(711,195)	(490,729)	(192,508)	(683,237)	(631,279)	(241,943)	(873,222)
Net interest income	743,278	233,029	976,307	626,214	240,223	866,437	614,186	286,232	900,418

c)	Information on assets, liabilities and income

Segment information on assets and liabilities is presented as of December 31, 2021 and 2020.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-56

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 4 - Reporting Segments, continued

c.1) Assets and Liabilities

		As of December 31, 2021
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
Cash and deposits in banks	5a)	2,867,539	605,853	3,473,392
Cash items in process of collection	5b)	438,149	347	438,496
Financial instruments at fair value through profit or loss	6	91,817	240,907	332,724
Financial instruments at fair value through other comprehensive income	11	3,291,135	369,315	3,660,450
Loans and accounts receivable at amortized cost and interbank loans	9-10	19,300,174	4,575,928	23,876,102
Investment in associates	12	9,152	—	9,152
Financial instruments at amortized cost	11	—	187,455	187,455
Investments under resale agreements	7	171,810	434,368	606,178
Financial derivative contracts	8	2,877,969	102,957	2,980,926
Intangible assets (*)	13	663,503	35,841	699,344
Property, plant, and equipment	14	47,139	24,794	71,933
Right of use assets under lease agreements	15	90,504	20,277	110,781
Current taxes	16	20,584	37,600	58,184
Deferred taxes	16	198,698	73,513	272,211
Other assets	17a)	738,346	72,175	810,521
Other non-current assets held for sale	17b)	7,611	4,783	12,394
TOTAL ASSETS		30,814,130	6,786,113	37,600,243

		As of December 31, 2021
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	18a)	4,641,522	2,934,573	7,576,095
Cash in process of being cleared	5b)	424,358	—	424,358
Obligations under repurchase agreements	7b)	212,356	253,650	466,006
Time deposits and other time liabilities	18b)	8,789,515	1,307,928	10,097,443
Financial derivative contracts	8	2,853,791	71,796	2,925,587
Interbank borrowings	19	4,263,230	655,193	4,918,423
Debt instruments issued	20	5,983,249	779,591	6,762,840
Other financial liabilities	20	42,435	—	42,435
Lease contracts liabilities	15	93,497	22,047	115,544
Current taxes	16	393	939	1,332
Deferred taxes	16	—	—	—
Provisions	21	157,113	78,234	235,347
Other liabilities	22a)	614,472	95,140	709,612
Liabilities directly associated with non-current assets held for sale	22b)	—	—	—
TOTAL LIABILITIES		28,075,931	6,199,091	34,275,022

(*)    This includes goodwill generated in business combination between Itaú Chile and Corpbanca totaling MCh$492,512 as of December 31, 2021.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-57

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 4 - Reporting Segments, continued

		As of December 31, 2020
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
Cash and deposits in banks	5a)	2,761,202	327,870	3,089,072
Cash items in process of collection	5b)	173,099	93	173,192
Financial instruments at fair value through profit or loss	6	145,671	437,039	582,710
Financial instruments at fair value through other comprehensive income	11	3,353,241	617,658	3,970,899
Loans and accounts receivable at amortized cost and interbank loans	9-10	17,503,371	4,079,858	21,583,229
Investment in associates	12	7,149	—	7,149
Financial instruments at amortized cost	11	7,202	104,340	111,542
Investments under resale agreements	7	84,173	21,407	105,580
Financial derivative contracts	8	3,817,286	165,517	3,982,803
Intangible assets (*)	13	682,695	35,988	718,683
Property, plant, and equipment	14	56,756	23,859	80,615
Right of use assets under lease agreements	15	117,513	28,495	146,008
Current taxes	16	44,976	19,723	64,699
Deferred taxes	16	264,668	47,888	312,556
Other assets	17a)	453,702	88,931	542,633
Other non-current assets held for sale	17b)	10,818	4,260	15,078
TOTAL ASSETS		29,483,522	6,002,926	35,486,448

		As of December 31, 2020
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	18a)	3,939,501	2,257,905	6,197,406
Cash in process of being cleared	5b)	154,231	1	154,232
Obligations under repurchase agreements	7b)	399,593	239,258	638,851
Time deposits and other time liabilities	18b)	9,984,010	1,449,054	11,433,064
Financial derivative contracts	8	3,494,611	178,980	3,673,591
Interbank borrowings	19	3,393,160	405,818	3,798,978
Debt instruments issued	20	5,472,392	732,464	6,204,856
Other financial liabilities	20	13,123	—	13,123
Lease contracts liabilities	15	125,265	26,620	151,885
Current taxes	16	596	1,170	1,766
Deferred taxes	16	—	237	237
Provisions	21	33,310	101,780	135,090
Other liabilities	22a)	619,955	80,079	700,034
Liabilities directly associated with non-current assets held for sale	22b)	—	—	—
TOTAL LIABILITIES		27,629,747	5,473,366	33,103,113

(*)    This includes goodwill generated in business combination between Itaú Chile and Corpbanca totaling MCh$492,512 as of December 31, 2020.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-58

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 4 - Reporting Segments, continued

c.2) Income for the years ended December 31, 2021, 2020, and 2019

	2021			2020			2019
	Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	743,278	233,029	976,307	626,214	240,223	866,437	614,186	286,232	900,418
Net fee and commission income	123,612	29,930	153,542	108,140	32,859	140,999	138,007	36,397	174,404
Net income from financial operations	11,934	43,976	55,910	25,031	85,856	110,887	152,600	(8,966)	143,634
Net foreign exchange gain (loss)	169,188	(20,023)	149,165	(20,491)	(53,973)	(74,464)	(24,389)	52,015	27,626
Other operating income	15,295	13,983	29,278	16,588	48,990	65,578	20,460	24,512	44,972
Provision for loan losses	(184,155)	(78,285)	(262,440)	(310,429)	(155,801)	(466,230)	(295,116)	(87,562)	(382,678)
NET OPERATING PROFIT	879,152	222,610	1,101,762	445,053	198,154	643,207	605,748	302,628	908,376
Depreciation and amortization	(82,479)	(19,104)	(101,583)	(96,117)	(30,327)	(126,444)	(86,593)	(40,573)	(127,166)
Operating expenses (*) (**)	(420,962)	(187,062)	(608,024)	(896,152)	(559,182)	(1,455,334)	(394,271)	(215,096)	(609,367)
OPERATING INCOME (LOSS)	375,711	16,444	392,155	(547,216)	(391,355)	(938,571)	124,884	46,959	171,843
Income from investment in associates	(1,610)	1,323	(287)	(2,794)	—	(2,794)	800	(268)	532
Income taxes	(118,366)	2,735	(115,631)	73,965	41,245	115,210	(33,393)	(14,460)	(47,853)
CONSOLIDATED INCOME (LOSS) FOR THE YEAR	255,735	20,502	276,237	(476,045)	(350,110)	(826,155)	92,291	32,231	124,522

(*)   Includes personnel salaries and expenses, administrative expenses, impairment, and other operating expenses

(**) As of December 31, 2020, includes the recognition of an impairment loss of MCh$814,879. The impairment is broken down into MCh$651,825 corresponding to the impairment on Goodwill, MCh$412,356 and MCh$239,469 of CGUs of Chile and Colombia, respectively, and MCh$113,911 corresponding to the intangibles generated in the business combination of the CGU Colombia. Intangible assets include impairment on Software and Licenses of MCh$38,849, which is broken down into MCh$34,524 and MCh$4,325 in the Chile CGU and Colombia CGU, respectively. In addition, the Chile CGU includes impairment of property, plant and equipment for MCh$10,294.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-59

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 5 - Cash and Cash Equivalents

a)	Detail of cash and cash equivalents

The detail of balances included under cash and cash equivalents is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Cash and deposits in banks
Cash	294,474	254,200
Deposits in the Central Bank of Chile	1,173,548	1,067,421
Deposits in local banks	12,942	27,017
Deposits in foreign banks	1,992,428	1,740,434
Subtotals cash and deposits in banks	3,473,392	3,089,072
Cash items in process of collection, net (1)	14,138	18,960
Highly liquid financial instruments (2)	1,347,463	1,337,754
Investments under resale agreements (3)	539,227	60,470
Totals cash and cash equivalents	5,374,220	4,506,256
(1)	See letter b. “Cash in process of collection and in process of being cleared” on the next page.
(2)

Highly liquid financial instruments: Corresponds to financial instruments at fair value through profit and loss and financial instrument at fair value through other comprehensive income with maturities that do not exceed three months from the acquisition date and the detail is as follows:

		As of December 31,
	Notes	2021	2020
		MCh$	MCh$
Highly liquid financial instruments
Financial instruments at fair value through profit or loss	6	130,421	132,043
Financial instruments at fair value through other comprehensive income	11	1,217,042	1,205,711
Totals		1,347,463	1,337,754
(3)

Investments under resale agreements: Corresponds to resale agreements with maturities that do not exceed three months from the acquisition date, which are presented under the item "Investments under resale agreements" in the Consolidated Statement of Financial Position. The detail is as follows:

		As of December 31,
	Notes	2021	2020
		MCh$	MCh$
Investment under resale agreements	7a)	539,227	60,470

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-60

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 5 - Cash and Cash Equivalents, continued

b)	Cash in the process of collection and in process of being cleared

Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing differences. The detail of these balances is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	40,302	37,030
Funds receivable	398,194	136,162
Subtotals assets	438,496	173,192
Liabilities
Funds payable	424,358	154,232
Subtotals liabilities	424,358	154,232
Cash items in process of collection, net	14,138	18,960

c)	Other operating cash flows

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

Finally, the Bank, based on its overall business strategy, considers that gains and losses derived from these transactions are part of the main revenue generating activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Consolidated Statement of Income (Loss) and our Consolidated Statement of Cash Flows.

Examples of cash flows from operating activities are:

i.	Investments under resale agreements and obligations under repurchase agreements. These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Note 7).
ii.	Investments portfolio. This item represents the cash flows (collections and payments) of our trading and investment portfolios (see Notes 6 and 11).
iii.	Foreign borrowings and repayment of foreign borrowings. These items represent the cash flows (collections and payments) of obligations with foreign banks (see Note 19) for the financing of foreign trade loans, which are included as part of the following items: “Loans and receivables from banks” (see Note 9) and “Loans and receivables from customers” (see Note 10).
iv.	Increase and repayment of other borrowings. These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 20).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-61

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 6 - Financial Instruments at Fair Value through Profit or Loss

The detail of the financial instruments at fair value through profit or loss is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Chilean Central Bank and Government securities
Central Bank of Chile securities	50,743	21,369
Other Chilean Central Bank and Government securities	—	86,673
Other Chilean securities
Bonds	111	271
Notes	—	—
Other securities	—	—
Foreign financial securities
Bonds	232,083	432,178
Other securities	8,824	4,861
Investments in mutual funds
Funds managed by related entities	39,842	35,017
Funds managed by third parties	—	—
Other investments
Other financial instruments at FVTPL	1,121	2,341
Totals	332,724	582,710

As of December 31, 2021, financial instruments at fair value through profit or loss include MCh$130,421 (MCh$132,043 as of December 31, 2020) in instruments with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-62

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 7 - Investments under Resale Agreements and Obligations under Repurchase Agreements

a)	The Bank purchases financial instruments to resell them on a future date. As of December 31, 2021 and 2020 the instruments acquired under agreements to resell are as follows:

	As of December 31, 2021				As of December 31, 2020
		Between 3				Between 3
	Up to 3	months and	Over 1		Up to 3	months and	Over 1
	months	1 year	year	Totals	months	1 year	year	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank securities	12,361	—	—	12,361	—	—	—	—
Government securities	29,508	26,445	—	55,953	—	43,633	—	43,633
Other Chilean Central Bank and Government securities	—	—	—	—	—	—	—	—
Other Chilean securities
Bonds	64,361	23,845	—	88,206	40,540	—	—	40,540
Notes	—	15,289	—	15,289	—	—	—	—
Other securities	—	—	—	—	—	—	—	—
Foreign financial securities
Central Banks and Government securities	426,193	668	704	427,565	14,072	—	1,477	15,549
Other foreign instruments	6,804	—	—	6,804	5,858	—	—	5,858
Totals	539,227	66,247	704	606,178	60,470	43,633	1,477	105,580

b)	As of December 31, 2021 and 2020, the instruments acquired under agreements to repurchase are as follows:

	As of December 31, 2021				As of December 31, 2020
		Between 3				Between 3
	Up to 3	months and	Over 1		Up to 3	months and	Over 1
	months	1 year	year	Totals	months	1 year	year	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank securities	198,013	—	—	198,013	310,565	—	—	310,565
Government securities	11,762	—	—	11,762	49,337	—	—	49,337
Other Chilean Central Bank and Government securities	—	—	—	—	—	—	—	—
Other Chilean securities
Bonds	2,581	—	—	2,581	39,691	—	—	39,691
Notes	—	—	—	—	—	—	—	—
Other Chilean securities	—	—	—	—	—	—	—	—
Foreign financial securities
Central Banks and Government securities	—	—	—	—	—	—	—	—
Other foreign instruments	253,650	—	—	253,650	239,258	—	—	239,258
Totals	466,006	—	—	466,006	638,851	—	—	638,851

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-63

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 8 - Financial Derivative Contracts and Hedge Accounting

a)	Total derivative contracts portfolio

The Bank and subsidiaries use the following derivative financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation, are adjusted to reflect the CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment). The detail of these instruments is presented below:

	As of December 31, 2021		As of December 31, 2020
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	83,123	168,245	306,472	162,450
Derivatives held for trading	2,897,803	2,757,342	3,676,331	3,511,141
Totals	2,980,926	2,925,587	3,982,803	3,673,591

a.1) Financial derivative assets

	As of December 31, 2021
	Notional
		Between 3 months
	Up to 3 months	and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	5,669,985	1,644,462	576,171	382,206
Currency swaps	412,815	1,130,342	8,158,362	1,058,422
Interest rate swaps	2,191,726	3,785,761	26,096,235	1,539,649
Call currency options	15,848	20,467	—	649
Put currency options	—	—	—	—
Totals	8,290,374	6,581,032	34,830,768	2,980,926

	As of December 31, 2020
	Notional
		Between 3 months
	Up to 3 months	and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	7,882,839	2,358,854	417,178	472,208
Currency swaps	246,599	932,372	8,656,771	938,762
Interest rate swaps	3,828,930	6,424,682	26,020,406	2,570,553
Call currency options	13,402	15,483	—	195
Put currency options	7,797	10,514	—	1,085
Totals	11,979,567	9,741,905	35,094,355	3,982,803

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-64

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

a.2) Financial derivative liabilities

	As of December 31, 2021
	Notional
		Between 3 months
	Up to 3 months	and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	5,668,066	2,037,979	1,529,952	391,049
Currency swaps	398,093	859,740	7,531,139	931,596
Interest rate swaps	2,170,364	4,184,981	27,060,703	1,602,568
Call currency options	6,139	4,021	—	343
Put currency options	3,394	4,414	—	31
Totals	8,246,056	7,091,135	36,121,794	2,925,587

	As of December 31, 2020
	Notional
		Between 3 months
	Up to 3 months	and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	7,913,739	1,989,333	935,565	433,863
Currency swaps	335,192	953,275	7,480,516	775,122
Interest rate swaps	3,509,633	6,205,021	27,404,647	2,463,249
Call currency options	9,434	15,404	—	271
Put currency options	5,753	5,786	—	1,086
Totals	11,773,751	9,168,819	35,820,728	3,673,591

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-65

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

a.3) Portfolio detail

As of December 31, 2021 and 2020, the portfolio of financial derivative instruments held for hedge accounting and trading purposes is as follows:

	As of December 31, 2021
	Notional			Fair value
		Between 3
		months and
	Up to 3 months	1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	2,106,386	1,132,334	3,240,602	83,123	168,245
Fair value hedge
Currency forwards	—	—	—	—	—
Currency swaps	—	87,910	—	21,415	—
Interest rate swaps	19,979	265,591	1,968,127	5,605	57,554
Subtotals	19,979	353,501	1,968,127	27,020	57,554
Cash flow hedge
Currency forwards	1,800,086	601,288	691,116	52,833	90,431
Currency swaps	—	—	20,931	—	151
Interest rate swaps	15,000	5,000	532,685	3,181	65
Subtotals	1,815,086	606,288	1,244,732	56,014	90,647
Hedge of net investment in a foreign operation
Currency forwards	203,075	107,793	—	89	20,044
Subtotals	203,075	107,793	—	89	20,044

Derivatives held for trading	14,498,290	12,604,585	67,739,703	2,897,803	2,757,342
Currency forwards	9,334,890	2,973,360	1,415,007	329,284	280,574
Currency swaps	810,908	1,902,172	15,668,570	1,037,007	931,445
Interest rate swaps	4,327,111	7,700,151	50,656,126	1,530,863	1,544,949
Call currency options	21,987	24,488	—	649	343
Put currency options	3,394	4,414	—	—	31
Subtotals	14,498,290	12,604,585	67,739,703	2,897,803	2,757,342
Totals	16,536,430	13,672,167	70,952,562	2,980,926	2,925,587

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-66

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

	As of December 31, 2020
	Notional			Fair value
		Between 3
		months and
	Up to 3 months	1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	3,679,576	1,371,790	3,072,685	203,868	144,069
Fair value hedge
Currency forwards	—	—	—	—	—
Currency swaps	—	—	74,894	9,666	—
Interest rate swaps	—	201,193	1,960,759	203,913	61,705
Subtotals	—	201,193	2,035,653	213,579	61,705
Cash flow hedge
Currency forwards	1,657,848	716,842	178,107	3,919	33,112
Currency swaps	—	—	—	—	—
Interest rate swaps	4,000	29,233	47,866	2,094	238
Subtotals	1,661,848	746,075	225,973	6,013	33,350
Hedge of net investment in a foreign operation
Currency forwards	2,042,714	18,301	—	86,880	67,395
Subtotal	2,042,714	18,301	—	86,880	67,395

Derivatives held for trading	20,048,756	17,945,155	68,653,457	3,676,331	3,511,141
Currency forwards	12,096,016	3,613,044	1,174,636	381,409	333,356
Currency swaps	581,791	1,885,647	16,062,393	929,096	775,122
Interest rate swaps	7,334,563	12,399,277	51,416,428	2,364,546	2,401,306
Call currency options	22,836	30,887	—	195	271
Put currency options	13,550	16,300	—	1,085	1,086
Subtotals	20,048,756	17,945,155	68,653,457	3,676,331	3,511,141
Totals	23,753,318	18,910,724	70,915,083	3,982,803	3,673,591

b)	Hedge accounting

b.1) Fair value hedges

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-67

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

The following table presents the hedged items and the hedging instrument at fair value as of December 31, 2021 and 2020, detailed by maturity:

	As of December 31, 2021
	Notional
		Between 1	Between 3 and
	Up to 1 year	and 3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans and accounts receivable from customers
Mortgage loans (1)	189,282	69,215	24,674	206,815	489,986
Time deposits and other time liabilities
Time deposits	26,288	85,802	5,279	—	117,369
Financial instruments at FVTPL
Treasury bonds	—	77,295	104,211	99,348	280,854
Interbank borrowings
Interbank loans	87,910	—	—	—	87,910
Debt instruments issued
Senior bonds	70,000	124,000	461,777	709,711	1,365,488
Totals	373,480	356,312	595,941	1,015,874	2,341,607
Hedging instruments
Currency swaps	87,910	—	—	—	87,910
Interest rate swaps	285,570	356,312	595,941	1,015,874	2,253,697
Totals	373,480	356,312	595,941	1,015,874	2,341,607
(1)	Colombia: The information includes the effects on the hedge item generated by prepayments; therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

	As of December 31, 2020
	Notional
		Between 1	Between 3 and
	Up to 1 year	and 3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans and accounts receivable from customers
Mortgage loans (1)	162,429	242,180	16,753	241,691	663,053
Time deposits and other time liabilities
Time deposits	—	20,472	5,817	—	26,289
Financial instruments at FVTPL
Treasury bonds	9,950	187,635	20,540	37,527	255,652
Debt instruments issued
Senior bonds	29,070	70,000	428,077	688,967	1,216,114
Totals	201,449	520,287	471,187	968,185	2,161,108
Hedging instruments
Currency swaps	—	74,894	—	—	74,894
Interest rate swaps	201,193	521,387	471,187	968,185	2,161,952
Totals	201,193	596,281	471,187	968,185	2,236,846
(1)	Colombia: The information includes the effects on the hedge item generated by prepayments; therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-68

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

Below is an estimate of the periods in which flows are expected to be produced:

Forecasted cash flows by interest rate risk:

	As of December 31, 2021
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows (*)	12,177	21,226	18,165	2,525	54,093
Outflows	(133,234)	(117,940)	(41,106)	(26,267)	(318,547)
Net Flows	(121,057)	(96,714)	(22,941)	(23,742)	(264,454)
Hedging instruments (**)
Outflows	(12,177)	(21,226)	(18,165)	(2,525)	(54,093)
Inflows	133,234	117,940	41,106	26,267	318,547
Net flows	121,057	96,714	22,941	23,742	264,454

(*)    Colombia: The information includes the effects on the hedge item generated by prepayments; therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

(**)  Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2020
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows (*)	12,496	191,835	11,437	3,563	219,331
Outflows	(18,448)	(130,799)	(48,778)	(43,439)	(241,464)
Net flows	(5,952)	61,036	(37,341)	(39,876)	(22,133)
Hedging instruments (**)
Outflows	18,448	130,799	48,778	43,439	241,464
Inflows	(12,240)	(191,835)	(11,437)	(3,563)	(219,075)
Net flows	6,208	(61,036)	37,341	39,876	22,389

(*)    Colombia: The information includes the effects on the hedge item generated by prepayments; therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

(**)  Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

b.2) Cash flow hedges:

Cash flow hedge is used by the Bank mainly to:

●	Reduce the volatility of cash flows in items in the Statement of Financial position that are indexed to inflation through the use of inflation forwards and combinations of swaps in pesos and indexed units.
●	Set the rate of a portion of the pool of short-term liabilities in pesos, thus reducing the risk of an important part of the Bank’s cost of funding, although still maintaining the liquidity risk of the pool. This is achieved by setting the cash flows of the hedged items equal to those of the derivative instruments, modifying uncertain cash flows for certain cash flows.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-69

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

●	It also sets the rate of funding sources at a floating rate, decreasing the risk that its funding costs increase.

The following table presents the notional values of the hedged item as of December 31, 2021 and 2020:

	As of December 31, 2021
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts at amortized cost
Loans (inflation-indexed)	1,546,488	691,116	—	—	2,237,604
Commercial loans (interest rate)	20,000	—	—	—	20,000
Time deposits and other deposits
Time deposits	—	504,484	—	—	504,484
Debt instruments issued
Senior bonds	—	28,201	—	—	28,201
Interbank borrowings
Interbank loans	328,687	20,931	—	—	349,618
Forecast transaction
Payment in USD	526,199	—	—	—	526,199
Totals	2,421,374	1,244,732	—	—	3,666,106
Hedging instruments
Currency forwards	2,401,374	691,116	—	—	3,092,490
Currency swaps	—	20,931	—	—	20,931
Interest rate swaps	20,000	532,685	—	—	552,685
Totals	2,421,374	1,244,732	—	—	3,666,106

	As of December 31, 2020
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts at amortized cost
Loans (inflation-indexed)	2,103,296	174,422	—	—	2,277,718
Commercial loans (interest rate)	23,000	20,000	—	—	43,000
Debt instruments issued
Senior bonds	—	27,866	—	—	27,866
Interbank borrowings
Interbank loans	240,831	3,685	—	—	244,516
Forecast transaction
Payment in USD	40,796	—	—	—	40,796
Totals	2,407,923	225,973	—	—	2,633,896
Hedging instruments
Currency forwards	2,374,690	178,107	—	—	2,552,797
Currency swaps	—	—	—	—	—
Interest rate swaps	33,233	47,866	—	—	81,099
Totals	2,407,923	225,973	—	—	2,633,896

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-70

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

Below is an estimate of the periods in which flows are expected to occur.

	As of December 31, 2021
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	48,920	43,418	—	—	92,338
Outflows	(333,022)	(92,726)	—	—	(425,748)
Net Flows	(284,102)	(49,308)	—	—	(333,410)
Hedging instruments (*)
Outflows	(48,920)	(43,418)	—	—	(92,338)
Inflows	333,022	92,726	—	—	425,748
Net flows	284,102	49,308	—	—	333,410

	As of December 31, 2020
	Notional
		Between 1 and	Between 3 and
	Up to 1 year	3 years	6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	47,490	5,925	—	—	53,415
Outflows	(240,854)	(31,551)	—	—	(272,405)
Net Flows	(193,364)	(25,626)	—	—	(218,990)
Hedging instruments (*)
Outflows	240,854	31,551	—	—	272,405
Inflows	(47,490)	(5,925)	—	—	(53,415)
Net flows	193,364	25,626	—	—	218,990

(*)    Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31,
	2021		2020
	Effective	Ineffective	Effective	Ineffective
	portion	portion	portion	portion
	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Loans (inflation-indexed)	(19,337)	—	(527)	(37)
Commercial loans (interest rate)	(67)	119	1,654	140
Time deposits and other time liabilities
Time deposits	2,953	7	(1,090)	(1)
Debt instruments issued
Senior bonds	(197)	—	(34)	—
Interbank borrowings
Interbank loans	19,636	(111)	2,320	(7)
Forecast transaction
Payment in USD	89,644	—	882	—
Totals	92,632	15	3,205	95

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-71

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

The effective portion generated by cash flow derivatives recorded in the Statement of Changes in Equity as of December 31, 2021 and 2020. The ineffective portion is recognized immediately in the Consolidated Statement of Income (Loss). This ineffectiveness is generated because both the hedged item and the hedged object do not mirror each other, which means that changes in value attributable to rate and reset components are not fully offset, but remain within the effectiveness range defined by the standard.

The income generated by cash flow hedge derivatives whose effect were recorded on Other Comprehensive Income (Loss), is as follow:

	For the year ended December 31,
	2021	2020
	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Loans (inflation-indexed)	18,810	1,617
Commercial loans (interest rate)	1,721	505
Time deposits and other time liabilities
Time deposits (*)	(1,683)	(4,324)
Debt instruments issued
Senior bonds	—	—
Interbank borrowings
Interbank loans	—	—
Forecast Transaction
Payment in USD	(88,762)	—
Totals	(69,914)	(2,202)

(*)    Includes the effects of the discontinuing cash flow hedge strategy on time deposits.

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

Hedges of a net investment in a foreign operation, including hedges of monetary items that are accounted for as part of a net investment, are recorded to cash flow hedges, where:

●	The portion of the gain or loss from the hedge instrument that is determined to be an effective hedge is recognized in equity. As of December 31, 2021, this was a credit of MCh$17,661 (debit of MCh$48,171 net of deferred taxes as of December 31, 2020).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-72

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

●	The ineffective portion is recognized in profit or loss. No such amounts were recorded in 2021 and 2020.

		As of December 31,
	Notes	2021	2020
		MCh$	MCh$
Opening balances		48,171	(10,756)
Gains (losses) on hedge of net investment in foreign operation, before tax	24 b.	(40,506)	80,722
Income tax relating to hedges of net investment in foreign operations	24 b.	9,996	(21,795)
Ending balances		17,661	48,171

Each hedge is detailed in the table below:

Hedge of net investment

As of December 31, 2021
Statements of
					Changes in	Statement
	Notional				Equity	of Income
Effective
		Between 1 and	Between 3 and		portion for the	Ineffective
	Up to 1 year	3 years	6 years	Over 6 years	year	portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Net investment in Itaú Corpbanca Colombia	—	—	—	—	—	—
Net investment in New York Branch	201,150	—	—	—	(38,014)	—
Total	201,150	—	—	—	(38,014)	—
Hedging instrument						—
Foreign currency forwards	201,150	—	—	—	(38,014)	—

	As of December 31, 2020
					Statements of
					Changes in	Statement
	Notional				Equity	of Income
					Effective
		Between 1 and	Between 3 and		portion for the	Ineffective
	Up to 1 year	3 years	6 years	Over 6 years	year	portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Net investment in New York Branch	1,897,025	—	—	—	51,803	—
Net investment in Itaú Corpbanca Colombia	163,990	—	—	—	(8,231)	—
Total	2,061,015	—	—	—	43,572	—
Hedging instrument
Foreign currency forwards	2,061,015	—	—	—	43,572	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-73

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 9 - Interbank Loans at amortized cost

As of December 31, 2021 and 2020, the balances presented under the item "Interbank loans, net" are as follow:

	As of December 31,
	2021	2020
	MCh$	MCh$
Local banks
Loans to local banks	—	—
Allowances for loans losses	—	—
Subtotals	—	—
Foreign banks
Interbank cash loans	80,907	—
Loans to foreign banks	—	—
Non-transferable deposits with foreign banks	—	7,131
Allowances for loans losses	(353)	(10)
Subtotals	80,554	7,121
Chilean Central Bank
Deposits with the Chilean Central Bank not available	—	—
Subtotals	—	—
Totals	80,554	7,121

Movements in provisions and impairment for local and foreign interbank loans during the year ended December 31, 2021 and 2020 are as follows:

	Foreign banks
	2021				2020
	Stage 1	Stage 2	Stage 2		Stage 1	Stage 2	Stage 2
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	(10)	—	—	(10)	(239)	—	—	(239)
Changes in the allowances
- Transfer to stage 1	—	—	—	—	—	—	—	—
- Transfer to stage 2	—	—	—	—	—	—	—	—
- Transfer to stage 3	—	—	—	—	—	—	—	—
- Increases due to change in credit risk	(695)	—	—	(695)	—	—	—	—
- Decreases due to change in credit risk	388	—	—	388	—	—	—	—
- Charge-offs	—	—	—	—	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	—	—	—	(10)	—	—	(10)
Financial assets that have been derecognized	—	—	—	—	218	—	—	218
Changes in models/risk parameters	—	—	—	—	—	—	—	—
Foreign exchange and other movements	(36)	—	—	(36)	21	—	—	21
Ending balances as of December 31,	(353)	—	—	(353)	(10)	—	—	(10)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-74

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 10 - Loans and Accounts Receivable from Customers

a)	Loans and accounts receivable from customers

As of December 31, 2021, the loan portfolio is detailed as follows:

		Allowances for loan losses
		Individual	Collective
As of December 31, 2021	Gross Assets	allowances	allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	12,664,323	(256,091)	(341,517)	(597,608)	12,066,715
Foreign trade loans	1,168,577	—	(27,755)	(27,755)	1,140,822
Checking account debtors	70,461	—	(6,320)	(6,320)	64,141
Factoring transactions	243,667	—	(5,260)	(5,260)	238,407
Student loans	554,096	—	(23,443)	(23,443)	530,653
Leasing transactions	948,807	—	(18,817)	(18,817)	929,990
Other commercial loans and receivables	22,739	—	(1,826)	(1,826)	20,913
Subtotals	15,672,670	(256,091)	(424,938)	(681,029)	14,991,641
Mortgage loans:
Loans with mortgage finance bonds	18,563	—	(272)	(272)	18,291
Endorsable mutual mortgage loans	78,637	—	(790)	(790)	77,847
Other mutual mortgage loans	5,777,121	—	(63,418)	(63,418)	5,713,703
Mortgage leasing transactions	313,167	—	(11,614)	(11,614)	301,553
Other mortgage loans and receivables	57,483	—	(1,204)	(1,204)	56,279
Subtotals	6,244,971	—	(77,298)	(77,298)	6,167,673
Consumer loans:
Installment consumer loans	2,069,548	—	(154,647)	(154,647)	1,914,901
Checking account debtors	109,143	—	(7,778)	(7,778)	101,365
Credit card balances	609,078	—	(24,364)	(24,364)	584,714
Consumer leasing transactions	783	—	(45)	(45)	738
Other consumer loans and receivables	37,167	—	(2,651)	(2,651)	34,516
Subtotals	2,825,719	—	(189,485)	(189,485)	2,636,234
Totals	24,743,360	(256,091)	(691,721)	(947,812)	23,795,548

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-75

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 10 - Loans and Accounts Receivable from Customers, continued

As of December 31, 2020, the loan portfolio is detailed as follows:

		Allowances for loan losses
		Individual	Collective
As of December 31, 2020	Gross Assets	allowances	allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	12,172,207	(321,444)	(347,928)	(669,372)	11,502,835
Foreign trade loans	847,086	—	(21,641)	(21,641)	825,445
Checking account debtors	70,126	—	(8,080)	(8,080)	62,046
Factoring transactions	155,540	—	(4,053)	(4,053)	151,487
Student loans	594,688	—	(17,702)	(17,702)	576,986
Leasing transactions	940,989	—	(24,402)	(24,402)	916,587
Other commercial loans and receivables	28,163	—	(2,367)	(2,367)	25,796
Subtotals	14,808,799	(321,444)	(426,173)	(747,617)	14,061,182
Mortgage loans:
Loans with mortgage finance bonds	23,345	—	(232)	(232)	23,113
Endorsable mutual mortgage loans	90,456	—	(1,047)	(1,047)	89,409
Other mutual mortgage loans	4,820,863	—	(59,799)	(59,799)	4,761,064
Mortgage leasing transactions	307,574	—	(11,718)	(11,718)	295,856
Other mortgage loans and receivables	74,515	—	(669)	(669)	73,846
Subtotals	5,316,753	—	(73,465)	(73,465)	5,243,288
Consumer loans:
Installment consumer loans	1,866,015	—	(181,319)	(181,319)	1,684,696
Checking account debtors	124,009	—	(11,064)	(11,064)	112,945
Credit card balances	467,624	—	(24,770)	(24,770)	442,854
Consumer leasing transactions	1,467	—	(182)	(182)	1,285
Other consumer loans and receivables	33,314	—	(3,456)	(3,456)	29,858
Subtotals	2,492,429	—	(220,791)	(220,791)	2,271,638
Totals	22,617,981	(321,444)	(720,429)	(1,041,873)	21,576,108

Guarantees received by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2021 and 2020, the fair value of guarantees received corresponds to 141.04% and 145.15% of the assets guaranteed, respectively.

In the case of mortgage guarantees, as of December 31, 2021 and 2020, the fair value of the guarantees received corresponds to 98.09% and 96.88% of the outstanding receivable balance on loans, respectively.

The Bank finances its customers’ purchases of assets, including real estate and other personal property, through financial lease agreements that are presented within this item. As of December 31, 2021, the Bank recorded MCh$880,531 in finance leases for property (MCh$877,510 as of December 31, 2020) and MCh$382,552 in financial leases for real estate assets (MCh$372,827 as of December 31, 2020).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-76

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 10 - Loans and Accounts Receivable from Customers, continued

As of December 31, 2021, the Bank pledged as collateral to the Central Bank of Chile (BCCh) loans from the commercial portfolio in order to access the new Conditional Funding Facility (FCIC). The program includes access to 4-year funds at the BCCh overnight rate in force on the date of each operation, with available funds size increasing as a function of additional loans pledged as collateral. The pledged loans have an outstanding principal balance of Ch$789,827 million (Ch$1,766,997 million. as of December 31, 2020) Additional disclosures on FCIC are included in Notes 19 and 23, letter e).

The following tables present the movements for the total loan portfolio disaggregated by individually and group assessed loans for the year ended December 31, 2021 and 2020:

	Individually assessed				Collectively assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Loan portfolio
Opening balances as of January 1, 2021	100,922	499,537	488,495	1,088,954	16,327,018	4,277,136	924,873	21,529,027	22,617,981
Changes in the allowances
- Transfer to stage 1	—	—	—	—	1,184,076	(1,171,376)	(12,700)	—	—
- Transfer to stage 2	(7,725)	8,551	(826)	—	(554,440)	599,608	(45,168)	—	—
- Transfer to stage 3	—	(129,888)	129,888	—	(73,679)	(137,518)	211,197	—	—
- Charge-offs	—	—	(538)	(538)	(18,776)	(44,191)	(229,150)	(292,117)	(292,655)
- Changes due to modifications that did not result in derecognition	—	(1,306)	3,503	2,197	(270,726)	(21,168)	(2,411)	(294,305)	(292,108)
New financial assets originated or purchased	63,208	216,737	184,719	464,664	10,860,705	869,602	222,520	11,952,827	12,417,491
Financial assets that have been derecognized due to collections	(18,057)	(174,661)	(193,388)	(386,106)	(7,562,147)	(1,608,876)	(239,784)	(9,410,807)	(9,796,913)
Net transfer (from) collectively to individually assessed	—	—	—	—	—	—	—	—	—
Foreign exchange and other movements	(41,374)	89,013	(20,041)	27,598	63,692	(29,682)	27,956	61,966	89,564
Ending balances as of December 31, 2021	96,974	507,983	591,812	1,196,769	19,955,723	2,733,535	857,333	23,546,591	24,743,360

	Individually assessed				Collectively assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Loan portfolio
Opening balances as of January 1, 2020	20,807	321,488	268,211	610,506	18,691,115	2,864,199	968,994	22,524,308	23,134,814
Changes in the allowances								—	—
- Transfer to stage 1	—	—	—	—	627,546	(601,963)	(25,583)	—	—
- Transfer to stage 2	(7,573)	7,573	—	—	(1,791,800)	1,876,532	(84,732)	—	—
- Transfer to stage 3	(5,410)	(84,512)	89,922	—	(69,979)	(153,174)	223,153	—	—
- Charge-offs	—	—	(198)	(198)	(15,705)	(38,228)	(261,634)	(315,567)	(315,765)
- Changes due to modifications that did not result in derecognition	—	(1,810)	(1,279)	(3,089)	(235,650)	(25,330)	(1,908)	(262,888)	(265,977)
New financial assets originated or purchased	32,170	80,355	122,624	235,149	6,798,612	1,474,294	408,576	8,681,482	8,916,631
Financial assets that have been derecognized due to collections	(13,399)	(73,546)	(104,964)	(191,909)	(7,224,940)	(837,836)	(195,902)	(8,258,678)	(8,450,587)
Net transfer (from) collectively to individually assessed	49,231	170,722	152,019	371,972	(49,231)	(170,722)	(152,019)	(371,972)	—
Foreign exchange and other movements	25,096	79,267	(37,840)	66,523	(402,950)	(110,636)	45,928	(467,658)	(401,135)
Ending balances as of December 31, 2020	100,922	499,537	488,495	1,088,954	16,327,018	4,277,136	924,873	21,529,027	22,617,981

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-77

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 10 - Loans and Accounts Receivable from Customers, continued

The following table presents the movements for the commercial loans portfolio disaggregated by individually and group assessed loans for the year ended December 31, 2021 and 2020:

	Individually assessed				Collectively assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals

Opening balances as of January 1, 2021	100,922	499,537	488,495	1,088,954	10,427,978	2,564,516	727,351	13,719,845	14,808,799
Changes in the allowances
- Transfer to stage 1	—	—	—	—	362,152	(358,832)	(3,320)	—	—
- Transfer to stage 2	(7,725)	8,551	(826)	—	(401,663)	425,316	(23,653)	—	—
- Transfer to stage 3	—	(129,888)	129,888	—	(50,688)	(71,184)	121,872	—	—
- Charge-offs	—	—	(538)	(538)	(4,209)	(11,082)	(132,224)	(147,515)	(148,053)
- Changes due to modifications that did not result in derecognition	—	(1,306)	3,503	2,197	(176,687)	(10,277)	(3,282)	(190,246)	(188,049)
New financial assets originated or purchased	63,208	216,737	184,719	464,664	7,101,166	665,143	154,723	7,921,032	8,385,696
Financial assets that have been derecognized due to collections	(18,057)	(174,661)	(193,388)	(386,106)	(5,643,512)	(1,088,960)	(184,829)	(6,917,301)	(7,303,407)
Net transfer (from) collectively to individually assessed	—	—	—	—	—	—	—	—	—
Foreign exchange and other movements	(41,374)	89,013	(20,041)	27,598	100,762	(33,964)	23,288	90,086	117,684
Ending balances as of December 31, 2021	96,974	507,983	591,812	1,196,769	11,715,299	2,080,676	679,926	14,475,901	15,672,670

	Individually assessed				Collectively assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals

Opening balances as of January 1, 2020	20,807	321,488	268,211	610,506	12,445,411	1,725,817	678,810	14,850,038	15,460,544
Changes in the allowances
- Transfer to stage 1	—	—	—	—	196,395	(188,266)	(8,129)	—	—
- Transfer to stage 2	(7,573)	7,573	—	—	(829,499)	848,497	(18,998)	—	—
- Transfer to stage 3	(5,410)	(84,512)	89,922	—	(37,142)	(95,739)	132,881	—	—
- Charge-offs	—	—	(198)	(198)	(443)	(2,370)	(165,651)	(168,464)	(168,662)
- Changes due to modifications that did not result in derecognition	—	(1,810)	(1,279)	(3,089)	(156,731)	(11,529)	(2,906)	(171,166)	(174,255)
New financial assets originated or purchased	32,170	80,355	122,624	235,149	5,000,040	1,070,353	357,615	6,428,008	6,663,157
Financial assets that have been derecognized due to collections	(13,399)	(73,546)	(104,964)	(191,909)	(5,865,418)	(508,072)	(143,255)	(6,516,745)	(6,708,654)
Net transfer (from) collectively to individually assessed	49,231	170,722	152,019	371,972	(49,231)	(170,722)	(152,019)	(371,972)	—
Foreign exchange and other movements	25,096	79,267	(37,840)	66,523	(275,404)	(103,453)	49,003	(329,854)	(263,331)
Ending balances as of December 31, 2020	100,922	499,537	488,495	1,088,954	10,427,978	2,564,516	727,351	13,719,845	14,808,799

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-78

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 10 - Loans and Accounts Receivable from Customers, continued

The following tables presents the movements of the mortgage loans portfolio for the year ended December 31, 2021 and 2020.

	Collectively assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2021	4,166,515	1,025,921	124,317	5,316,753
Changes in the allowances
- Transfer to stage 1	527,946	(525,493)	(2,453)	—
- Transfer to stage 2	(47,731)	62,549	(14,818)	—
- Transfer to stage 3	(4,862)	(26,414)	31,276	—
- Charge-offs	—	(84)	(11,318)	(11,402)
- Changes due to modifications that did not result in derecognition	(43,602)	(2,804)	68	(46,338)
New financial assets originated or purchased	2,342,992	83,827	27,064	2,453,883
Financial assets that have been derecognized due to collections	(1,081,369)	(305,420)	(44,399)	(1,431,188)
Foreign exchange and other movements	(44,005)	1,978	5,290	(36,737)
Ending balances as of December 31, 2021	5,815,884	314,060	115,027	6,244,971

	Collectively assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2020	4,043,765	656,010	176,266	4,876,041
Changes in the allowances
- Transfer to stage 1	265,412	(259,632)	(5,780)	—
- Transfer to stage 2	(613,181)	669,912	(56,731)	—
- Transfer to stage 3	(7,706)	(36,114)	43,820	—
- Charge-offs	—	(63)	(12,428)	(12,491)
- Changes due to modifications that did not result in derecognition	(27,511)	(6,693)	612	(33,592)
New financial assets originated or purchased	971,616	76,558	2,117	1,050,291
Financial assets that have been derecognized due to collections	(411,059)	(71,328)	(22,524)	(504,911)
Foreign exchange and other movements	(54,821)	(2,729)	(1,035)	(58,585)
Ending balances as of December 31, 2020	4,166,515	1,025,921	124,317	5,316,753

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-79

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 10 - Loans and Accounts Receivable from Customers, continued

The following tables presents the movements of the consumer loans portfolio for the year ended December 31, 2021 and 2020:

	Collectively assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals
				—
Opening balances as of January 1, 2021	1,732,525	686,699	73,205	2,492,429
Changes in the allowances
- Transfer to stage 1	293,979	(287,052)	(6,927)	—
- Transfer to stage 2	(105,046)	111,742	(6,696)	—
- Transfer to stage 3	(18,129)	(39,920)	58,049	—
- Charge-offs	(14,567)	(33,025)	(85,608)	(133,200)
- Changes due to modifications that did not result in derecognition	(50,437)	(8,087)	803	(57,721)
New financial assets originated or purchased	1,416,547	120,632	40,733	1,577,912
Financial assets that have been derecognized due to collections	(837,266)	(214,496)	(10,556)	(1,062,318)
Foreign exchange and other movements	6,934	2,306	(623)	8,617
Ending balances as of December 31, 2021	2,424,540	338,799	62,380	2,825,719

	Collectively assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2020	2,201,939	482,372	113,918	2,798,229
Changes in the allowances
- Transfer to stage 1	165,739	(154,065)	(11,674)	—
- Transfer to stage 2	(349,120)	358,123	(9,003)	—
- Transfer to stage 3	(25,131)	(21,321)	46,452	—
- Charge-offs	(15,262)	(35,795)	(83,555)	(134,612)
- Changes due to modifications that did not result in derecognition	(51,408)	(7,108)	386	(58,130)
New financial assets originated or purchased	826,956	327,383	48,844	1,203,183
Financial assets that have been derecognized due to collections	(948,463)	(258,436)	(30,123)	(1,237,022)
Foreign exchange and other movements	(72,725)	(4,454)	(2,040)	(79,219)
Ending balances as of December 31, 2020	1,732,525	686,699	73,205	2,492,429

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-80

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 10 - Loans and Accounts Receivable from Customers, continued

b)	Portfolio characteristics

The following table details the Bank's loan portfolio (before allowances) as of December 31, 2021 and 2020, by the customer's industry sector:

	As of December 31, 2021
	Local loans	Foreign loans	Totals	Distribution percentage
	MCh$	MCh$	MCh$	%
Commercial loans
Manufacturing	1,121,216	216,970	1,338,186	5.41%
Mining	294,799	138,940	433,739	1.75%
Electricity, gas and water	648,752	282,140	930,892	3.76%
Agriculture and livestock	370,805	171,659	542,464	2.19%
Forestry and wood extraction	42,017	22,187	64,204	0.26%
Fishing	12,967	6,759	19,726	0.08%
Transport	736,947	134,283	871,230	3.52%
Communications	47,459	2,199	49,658	0.20%
Construction	1,654,661	271,647	1,926,308	7.79%
Commerce	1,727,096	578,318	2,305,414	9.32%
Services	3,424,967	740,734	4,165,701	16.84%
Others	1,776,499	1,248,649	3,025,148	12.23%
Subtotals	11,858,185	3,814,485	15,672,670	63.35%
Mortgage loans	5,516,510	728,461	6,244,971	25.24%
Consumer loans	1,857,298	968,421	2,825,719	11.42%
Totals	19,231,993	5,511,367	24,743,360	100%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-81

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	As of December 31, 2020
	Local loans	Foreign loans	Totals	Distribution percentage
	MCh$	MCh$	MCh$	%
Commercial loans
Manufacturing	973,913	87,253	1,061,166	4.69%
Mining	336,354	198,635	534,989	2.37%
Electricity, gas and water	694,970	404,875	1,099,845	4.86%
Agriculture and livestock	328,563	166,191	494,754	2.19%
Forestry and wood extraction	51,348	4,674	56,022	0.25%
Fishing	31,461	4,273	35,734	0.16%
Transport	498,450	88,563	587,013	2.60%
Communications	52,911	3,254	56,165	0.25%
Construction	1,536,686	300,997	1,837,683	8.12%
Commerce	1,618,660	592,492	2,211,152	9.78%
Services	2,761,121	839,930	3,601,051	15.92%
Others	2,207,936	1,025,289	3,233,225	14.29%
Subtotals	11,092,373	3,716,426	14,808,799	65.48%
Mortgage loans	4,684,980	631,773	5,316,753	23.51%
Consumer loans	1,706,234	786,195	2,492,429	11.02%
Totals	17,483,587	5,134,394	22,617,981	100%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-82

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 10 - Loans and Accounts Receivable from Customers, continued

c)	Allowances for loans losses

Movements in allowances for loan losses during the years ended December 31, 2021 and 2020, are as follows:

	Individually assessed				Collectively assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2021	(46)	(66,280)	(255,118)	(321,444)	(165,461)	(280,410)	(274,558)	(720,429)	(1,041,873)
Changes in the allowances
- Transfer to stage 1	—	—	—	—	(59,643)	54,981	4,662	—	—
- Transfer to stage 2	434	(896)	462	—	14,455	(25,098)	10,643	—	—
- Transfer to stage 3	—	38,161	(38,161)	—	3,441	27,535	(30,976)	—	—
- Increases due to change in credit risk	(551)	(13,174)	(30,885)	(44,610)	(18,682)	(67,529)	(103,802)	(190,013)	(234,623)
- Decreases due to change in credit risk	—	1,033	252	1,285	89,207	27,141	8,353	124,701	125,986
- Charge-offs	—	—	538	538	2,050	12,455	138,659	153,164	153,702
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	26,842	26,842	26,842
New financial assets originated or purchased	(923)	(9,685)	(56,866)	(67,474)	(76,803)	(86,958)	(96,889)	(260,650)	(328,124)
Financial assets that have been derecognized	54	16,584	135,218	151,856	55,342	80,384	70,292	206,018	357,874
Net transfer (from) to collectively and individually assessed	—	—	—	—	—	—	—	—	—
Foreign exchange and other movements	(441)	(7,182)	31,381	23,758	(1,420)	(5,967)	(23,967)	(31,354)	(7,596)
Ending balances as of December 31, 2021	(1,473)	(41,439)	(213,179)	(256,091)	(157,514)	(263,466)	(270,741)	(691,721)	(947,812)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-83

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Individually assessed				Collectively assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2020	—	(42,000)	(151,135)	(193,135)	(145,415)	(260,297)	(281,270)	(686,982)	(880,117)
Changes in the allowances	—
- Transfer to stage 1	—	—	—	—	(49,315)	39,672	9,643	—	—
- Transfer to stage 2	82	(82)	—	—	19,402	(36,007)	16,605	—	—
- Transfer to stage 3	63	9,055	(9,118)	—	2,280	28,404	(30,684)	—	—
- Increases due to change in credit risk	—	(8,381)	(43,940)	(52,321)	(28,719)	(64,496)	(138,605)	(231,820)	(284,141)
- Decreases due to change in credit risk	—	4,761	2,088	6,849	59,996	37,255	8,515	105,766	112,615
- Charge-offs	—	—	198	198	1,390	14,707	158,261	174,358	174,556
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	789	789	789
New financial assets originated or purchased	(46)	(12,567)	(104,044)	(116,657)	(80,071)	(118,827)	(99,210)	(298,108)	(414,765)
Financial assets that have been derecognized due to collections	500	4,873	61,022	66,395	50,438	68,536	59,044	178,018	244,413
Net transfer (from) to collectively and individually assessed	—	3,009	(46,698)	(43,689)	—	(3,009)	46,698	43,689	—
Foreign exchange and other movements	(645)	(24,948)	36,509	10,916	4,553	13,652	(24,344)	(6,139)	4,777
Ending balances as of December 31, 2020	(46)	(66,280)	(255,118)	(321,444)	(165,461)	(280,410)	(274,558)	(720,429)	(1,041,873)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-84

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 10 - Loans and Accounts Receivable from Customers, continued

The following analysis details the movement on allowances by type of portfolio (commercial, mortgage and consumer) is as follow:

	Individually assessed				Collective assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
Commercial	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2021	(46)	(66,280)	(255,118)	(321,444)	(88,080)	(126,543)	(211,550)	(426,173)	(747,617)
Changes in the allowances									-
- Transfer to stage 1	—	—	—	—	(15,914)	15,319	595	—	—
- Transfer to stage 2	434	(896)	462	—	6,528	(11,787)	5,259	—	—
- Transfer to stage 3	—	38,161	(38,161)	—	1,659	10,759	(12,418)	—	—
- Increases due to change in credit risk	(551)	(13,174)	(30,885)	(44,610)	(11,167)	(33,454)	(57,445)	(102,066)	(146,676)
- Decreases due to change in credit risk	—	1,033	252	1,285	30,711	13,275	7,697	51,683	52,968
- Charge-offs	—	—	538	538	75	1,178	59,745	60,998	61,536
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	25,936	25,936	25,936
New financial assets originated or purchased	(923)	(9,685)	(56,866)	(67,474)	(33,106)	(46,729)	(63,690)	(143,525)	(210,999)
Financial assets that have been derecognized	54	16,584	135,218	151,856	34,738	41,738	62,090	138,566	290,422
Net transfer (from) to collective and individually assessed	—	—	—	—	—	—	—	—	—
Foreign exchange and other movements	(441)	(7,182)	31,381	23,758	(673)	(5,064)	(24,620)	(30,357)	(6,599)
Ending balances as of December 31, 2021	(1,473)	(41,439)	(213,179)	(256,091)	(75,229)	(141,308)	(208,401)	(424,938)	(681,029)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-85

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Individually assessed				Collectively assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
Commercial	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2020	—	(42,000)	(151,135)	(193,135)	(73,036)	(109,671)	(169,357)	(352,064)	(545,199)
Changes in the allowances
- Transfer to stage 1	—	—	—	—	(10,902)	9,080	1,822	—	—
- Transfer to stage 2	82	(82)	—	—	6,731	(10,831)	4,100	—	—
- Transfer to stage 3	63	9,055	(9,118)	—	797	15,934	(16,731)	—	—
- Increases due to change in credit risk	—	(8,381)	(43,940)	(52,321)	(18,554)	(33,761)	(102,904)	(155,219)	(207,540)
- Decreases due to change in credit risk	—	4,761	2,088	6,849	18,779	12,941	4,913	36,633	43,482
- Charge-offs	—	—	198	198	72	305	86,507	86,884	87,082
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	(869)	(869)	(869)
New financial assets originated or purchased	(46)	(12,567)	(104,044)	(116,657)	(43,530)	(57,865)	(73,813)	(175,208)	(291,865)
Financial assets that have been derecognized due to collections	500	4,873	61,022	66,395	30,039	27,096	38,989	96,124	162,519
Net transfer (from) to collectively and individually assessed	—	3,009	(46,698)	(43,689)	—	(3,009)	46,698	43,689	—
Foreign exchange and other movements	(645)	(24,948)	36,509	10,916	1,524	23,238	(30,905)	(6,143)	4,773
Ending balances as of December 31, 2020	(46)	(66,280)	(255,118)	(321,444)	(88,080)	(126,543)	(211,550)	(426,173)	(747,617)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-86

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 10 - Loans and Accounts Receivable from Customers, continued

	Collectively assessed
	Stage 1	Stage 2	Stage 3
Mortgage	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2021	(10,732)	(48,514)	(14,219)	(73,465)	(73,465)
Changes in the allowances
- Transfer to stage 1	(12,872)	12,465	407	—	—
- Transfer to stage 2	584	(2,273)	1,689	—	—
- Transfer to stage 3	50	3,488	(3,538)	—	—
- Increases due to change in credit risk	(2,301)	(13,318)	(7,570)	(23,189)	(23,189)
- Decreases due to change in credit risk	13,384	1,923	280	15,587	15,587
- Charge-offs	—	17	3,977	3,994	3,994
- Changes due to modifications that did not result in derecognition	—	—	84	84	84
New financial assets originated or purchased	(4,314)	(11,890)	(4,724)	(20,928)	(20,928)
Financial assets that have been derecognized	2,505	13,904	4,299	20,708	20,708
Foreign exchange and other movements	(460)	(438)	809	(89)	(89)
Ending balances as of December 31, 2021	(14,156)	(44,636)	(18,506)	(77,298)	(77,298)

	Collectively assessed
	Stage 1	Stage 2	Stage 3
Mortgage	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2020	(5,680)	(49,072)	(23,749)	(78,501)	(78,501)
Changes in the allowances	-	-
- Transfer to stage 1	(8,391)	7,706	685	—	—
- Transfer to stage 2	1,243	(8,157)	6,914	—	—
- Transfer to stage 3	29	3,576	(3,605)	—	—
- Increases due to change in credit risk	(3,313)	(8,190)	(3,238)	(14,741)	(14,741)
- Decreases due to change in credit risk	6,499	4,572	2,870	13,941	13,941
- Charge-offs	—	9	2,700	2,709	2,709
- Changes due to modifications that did not result in derecognition	—	—	1,344	1,344	1,344
New financial assets originated or purchased	(2,010)	(1,626)	5,948	2,312	2,312
Financial assets that have been derecognized due to collections	557	2,561	2,198	5,316	5,316
Foreign exchange and other movements	334	107	(6,286)	(5,845)	(5,845)
Ending balances as of December 31, 2020	(10,732)	(48,514)	(14,219)	(73,465)	(73,465)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-87

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 10 - Loans and Accounts Receivable from Customers, continued

	Collectively assessed
	Stage 1	Stage 2	Stage 3
Consumer	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2021	(66,649)	(105,353)	(48,789)	(220,791)	(220,791)
Changes in the allowances
- Transfer to stage 1	(30,857)	27,197	3,660	—	—
- Transfer to stage 2	7,343	(11,038)	3,695	—	—
- Transfer to stage 3	1,732	13,288	(15,020)	—	—
- Increases due to change in credit risk	(5,214)	(20,757)	(38,787)	(64,758)	(64,758)
- Decreases due to change in credit risk	45,112	11,943	376	57,431	57,431
- Charge-offs	1,975	11,260	74,937	88,172	88,172
- Changes due to modifications that did not result in derecognition	—	—	822	822	822
New financial assets originated or purchased	(39,383)	(28,339)	(28,475)	(96,197)	(96,197)
Financial assets that have been derecognized	18,099	24,742	3,903	46,744	46,744
Foreign exchange and other movements	(287)	(465)	(156)	(908)	(908)
Ending balances as of December 31, 2021	(68,129)	(77,522)	(43,834)	(189,485)	(189,485)

	Collectively assessed
	Stage 1	Stage 2	Stage 3
Consumer	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2020	(66,692)	(113,507)	(76,218)	(256,417)	(256,417)
Changes in the allowances	—	—
- Transfer to stage 1	(30,022)	22,886	7,136	—	—
- Transfer to stage 2	11,428	(17,019)	5,591	—	—
- Transfer to stage 3	1,454	8,894	(10,348)	—	—
- Increases due to change in credit risk	(6,852)	(22,545)	(32,463)	(61,860)	(61,860)
- Decreases due to change in credit risk	34,718	19,742	732	55,192	55,192
- Charge-offs	1,318	14,393	69,054	84,765	84,765
- Changes due to modifications that did not result in derecognition	—	—	314	314	314
New financial assets originated or purchased	(34,531)	(59,336)	(31,345)	(125,212)	(125,212)
Financial assets that have been derecognized due to collections	19,842	38,879	17,857	76,578	76,578
Foreign exchange and other movements	2,688	2,260	901	5,849	5,849
Ending balances as of December 31, 2020	(66,649)	(105,353)	(48,789)	(220,791)	(220,791)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-88

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 10 - Loans and Accounts Receivable from Customers, continued

d)	Portfolio sales

As of December 31, 2021, the Bank sold part of its Government guaranteed students loan portfolio (Law No. 20,027) which generated a profit, net of provisions for loan losses, of Ch$4,540 million (Ch$6,476 million in 2020). The provisions for loan losses of the sold portfolio amount to Ch$997 million. See details in section d.2).

Additionally, As of December 31, 2021, the Bank sold part of its current and written-off loan portfolios, recognizing a profit of Ch$7,592 million. During the year ended December 31, 2020, no sales of this type were performed. See detail in section d.1).

These results are included in the caption “Net income from financial operations” in the Consolidated Income Statement for that year (see Note 27).

d.1) Current and charged-off portfolios sales

As of December 31, 2021 and 2020, the Bank and its subsidiaries derecognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities set in Note 1, letter l), point iv) of the annual Consolidated Financial Statements. The main sales during 2021 and 2020 were loans related to Law 20,027, which are detailed in point d.2.

	For the year ended December 31, 2021						For the year ended December 31, 2020
				Adjustment	Exchange	Net effect on				Adjustment	Net effect on
Portfolio	Loan Value	Allowances	Sale price	to EIR	diferences	income	Loan Value	Allowances	Sale price	to EIR	income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current	170,987	130,584	44,548	—	183	4,328	—	—	—	—	—
Charged-off	—	—	3,429	—	(165)	3,264	—	—	—	—	—
Totals	170,987	130,584	47,977	—	18	7,592	—	—	—	—	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-89

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 10 - Loans and Accounts Receivable from Customers, continued

d.2) CAE portfolio sale

For the year ended on December 31, 2021, gains recognized from sales of the portfolio amount to MCh$4,540  (MCh$6,476 for the year ended December 31, 2020). These amounts are presented in the Consolidated Statement of Income (Loss) under the line item “Net income from financial operations”. The portion to be deferred amounts to MCh$4,769 as of December 31, 2021 (MCh$6,717 as of December 31, 2020) and is recognized as interest income throughout the term of each loan by applying the effective interest rate method, according to IFRS 9.

	For the year ended December 31, 2021					For the year ended December 31, 2020
				Adjustment	Net effect on				Adjustment	Net effect on
Portfolio	Loan Value	Allowances	Sale price	to EIR	income	Loan Value	Allowances	Sale price	to EIR	income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
CAE	51,716	(997)	60,028	4,769	4,540	81,697	(2,123)	92,767	6,717	6,476

e)	Lease

As of December 31, 2021 and 2020, the Bank’s scheduled cash flows to be received from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable
	As of December 31,		As of December 31,		As of December 31,
	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Up to one month	40,970	30,141	(1,126)	(144)	39,844	29,997
More than 1 month to 3 months	34,232	3,400	(2,252)	(86)	31,980	3,314
More than 3 months up to 1 year	130,554	38,446	(9,580)	(1,525)	120,974	36,921
More than 1 year up to 3 years	265,499	189,921	(26,014)	(11,253)	239,485	178,668
More than 3 years up to 6 years	304,706	338,156	(47,570)	(42,164)	257,136	295,992
More than 6 years	946,078	1,121,390	(372,414)	(416,252)	573,664	705,138
Totals	1,722,039	1,721,454	(458,956)	(471,424)	1,263,083	1,250,030

	As of December 31,
Leasing transactions	2021	2020
	MCh$	MCh$
Commercial	949,133	940,989
Mortgage	313,167	307,574
Consumer	783	1,467
Totals	1,263,083	1,250,030

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-90

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 11 – Investment instruments

a)	Investment instruments at fair value through other comprehensive income and at amortized cost

As of December 31, 2021 and 2020, the detail of financial instruments measured at FVTOCI and at amortized cost is as follows:

	As of December 31, 2021			As of December 31, 2020
	At FVOCI	At amortized cost	Totals	At FVOCI	At amortized cost	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments	3,650,044	187,455	3,837,499	3,960,104	111,542	4,071,646
Equity instruments	10,406	—	10,406	10,795	—	10,795
Totals	3,660,450	187,455	3,847,905	3,970,899	111,542	4,082,441

b)	Debt instruments at fair value through other comprehensive income and at amortized cost

As of December 31, 2021 and 2020, the detail of financial instruments measured at FVTOCI and at amortized cost is as follows:

	As of December 31, 2021			As of December 31, 2020
	At FVOCI	At amortized cost (1)	Totals	At FVOCI	At amortized cost (1)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	1,918,659	—	1,918,659	1,170,841	—	1,170,841
Chilean Treasury bonds	1,060,379	—	1,060,379	1,783,765	—	1,783,765
Other goverment securities	123,991	—	123,991	101,573	—	101,573
Other local institutions financial instruments
Time deposits in local banks	—	—	—	14,856	—	14,856
Mortgage finance bonds	—	—	—	30	—	30
Chilean financial institutions bonds	119,302	—	119,302	277,163	—	277,163
Other local financial investments	15,840	—	15,840	—	—	—
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	45,386	—	45,386	217,185	—	217,185
Other foreign financial instruments	366,487	187,455	553,942	394,691	111,542	506,233
Investments not quoted in active markets			—			—
Corporate bonds	—	—	—	—	—	—
Equity instruments
Other financial instruments	10,406	—	10,406	10,795	—	10,795
Totals	3,660,450	187,455	3,847,905	3,970,899	111,542	4,082,441
(1)	Financial assets at amortized cost are presented net of allowances for credit loss further disclosures are presented under section “c) Impairment of debt instruments at fair value through other comprehensive income and at amortized cost”

As of December 31, 2021 this total includes Ch$1,217,042 million (Ch$1,205,711 million as of December 31, 2020), included in Note 5 “Cash and cash equivalents,” which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

As of December 31, 2021, the portfolio at FVTOCI includes an unrealized loss of Ch$120,380 million, presented in equity as valuation accounts, distributed among a loss of Ch$128,644 million attributable to equity holders and a gain of MCh$9,504 attributable to non-controlling interest.

As of December 31, 2021, the portfolio of financial instruments at FVTOCI includes financial instruments for an amount of Ch$511,007 million (Ch$319,213 million as of December 31, 2020) pledged as collateral to the Central Bank of Chile (BCCh) in order to access the new Conditional Funding Facility (FCIC). This program was implemented by the BCCh as a measure to support liquidity and credit access as a response to the financial needs generated by the Covid-19 pandemic. Further disclosures on FCIC are included in Note 19 and Note 23.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-91

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 11 – Investment instruments, continued

c)	Impairment of debt instruments at fair value through other comprehensive income and at amortized cost

As of December 31, 2021 and 2020 the portfolios of debt securities classified as investment instruments at fair value through other comprehensive income includes impairment movements as summarized below:

	Financial instruments at FVOCI
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2021	(911)	—	—	(911)
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	(847)	—	—	(847)
- Decreases due to change in credit risk	487	—	—	487
- Charge-Offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	(93)	—	—	(93)
Financial assets that have been derecognized	715	—	—	715
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	(2)	—	—	(2)
Ending balances as of December 31, 2021	(651)	—	—	(651)

	Financial instruments at FVOCI
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2020	(2,310)	—	—	(2,310)
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	(210)	—	—	(210)
- Decreases due to change in credit risk	1,127	—	—	1,127
- Charge-Offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	(40)	—	—	(40)
Financial assets that have been derecognized	522	—	—	522
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Ending balances as of December 31, 2020	(911)	—	—	(911)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-92

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 11 – Investment instruments, continued

As of December 31, 2021 and 2020 the portfolios of investment instruments at amortized cost includes impairment movements as summarized below:

Financial instruments at Amortized cost
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2021	(101)	—	—	(101)
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	(121)	—	—	(121)
- Decreases due to change in credit risk	95	—	—	95
- Charge-offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased		—	—	—
Financial assets that have been derecognized		—	—	—
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Ending balances as of December 31, 2021	(127)	—	—	(127)

Financial instruments at Amortized cost
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2020	(24)	—	—	(24)
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	—	—	—	—
- Decreases due to change in credit risk	—	—	—	—
- Charge-offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	(86)	—	—	(86)
Financial assets that have been derecognized	9	—	—	9
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Ending balances as of December 31, 2020	(101)	—	—	(101)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-93

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 11 – Investment instruments, continued

d)	Unrealized gains and losses of the portfolio at FVTOCI

Unrealized gains and losses of the FVTOCI portfolio as of December 31, 2021 and 2020 are detailed as follows:

	As of December 31, 2021				As of December 31, 2020
	Acquisition	Unrealized		Fair	Acquisition	Unrealized		Fair
	cost	Gain	Losses	value	cost	Gain	Losses	value

Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	1,918,411	533	(285)	1,918,659	1,171,350	29	(538)	1,170,841
Chilean Treasury bonds	1,181,443	737	(121,801)	1,060,379	1,781,626	8,989	(6,850)	1,783,765
Other government securities	125,372	812	(2,193)	123,991	96,924	4,409	240	101,573
Other local institutions financial instruments
Time deposits in local banks	—	—	—	—	14,622	252	(18)	14,856
Mortgage finance bonds	—	—	—	—	29	1	—	30
Chilean financial institutions bonds	121,983	49	(2,730)	119,302	273,028	4,135	—	277,163
Other local financial investments	15,992	80	(232)	15,840
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	30,336	15,332	(282)	45,386	193,389	23,848	(52)	217,185
Other foreign financial instruments	380,306	626	(14,445)	366,487	391,058	3,724	(91)	394,691
Investments not quoted in active markets
Corporate bonds	—	—	—	—	—	—	—	—
Equity instruments
Unlisted securities	6,987	3,419	—	10,406	6,466	4,329	—	10,795
Totals	3,780,830	21,588	(141,968)	3,660,450	3,928,492	49,716	(7,309)	3,970,899

e)	Equity instruments at fair value through other comprehensive income

As of December 31, 2021 and 2020 the portfolio of equity investment instruments at fair value through comprehensive income are detail as follows:

	2021	2020
Unlisted securities	MCh$	MCh$
Domestic entities
Stock Exchanges	3,703	4,616

Foreign entities
A.C.H Colombia	1,158	1,173
Redeban Multicolor S.A.	768	717
Cámara de Compensación Divisas de Colombia S.A.	—	309
Cámara de Riesgo Central de Contraparte S.A. (*)	867	—
Bolsa de Valores de Colombia	900	969
Credibanco	2,994	2,990
Patrimonio Autónomo Fiducredicorp (Comisionista)	16	21
Totals	10,406	10,795

(*)     In August 2020, the Cámara de Riesgo Central de Contraparte S.A. participation was sold, corresponding to 2.43% of the total equity. (See note 24 on effects on equity)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-94

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 11 – Investment instruments, continued

Amounts recognized in profit and loss and other comprehensive income

For the years ended December 31, 2021 and 2020, the following gains and losses were recognized in profit or loss and other comprehensive income:

	2021	2020
	MCh$	MCh$
Dividends from equity investments held at FVOCI recognized in profit or loss	1,870	979
Related to investments derecognized during the period	(32,954)	56,838
Related to investments held at the end of the reporting period	—	—
Totals	(31,084)	57,817

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-95

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 12 – Investments in Associates

In 2019, the Bank gained significant influence over Nexus S.A. and Transbank S.A. Management concluded that, by the election of one of the Board members for each one on these entities, in addition to other factors, such as material transactions between the Bank and these entities, exchange of essential technical information with its investees and other factors, the Bank has the power to participate in the financial and operating policy decisions of these investees, but does not control them. Consequently, the equity method has been applied.

a)	As of December 31, 2021 and 2020, investments in associates are as follows:

7
		Investment			Investment
	Entity's share	Investment amount	Income	Entity's share	Investment amount	Income
	as of December 31,	as of December 31,	as of December 31,	as of December 31,	as of December 31,	as of December 31,
Entity	2021	2021	2021	2020	2020	2020
	%	MM$	MM$	%	MM$	MM$
Nexus S.A. (3)	14.8148%	—	468	14.9148%	1,278	(1,341)
Transbank S.A.(1)	8.7188%	7,399	(1,085)	8.7188%	5,871	(1,453)
Combanc S.A.(2)	9.8100%	670	260	—%	—	—
IMERC OTC S.A.(2)	8.6624%	1,083	70	—%	—	—
Totals	42.006%	9,152	(287)	23.6336%	7,149	(2,794)
(1)

On April 22, 2021, in the Extraordinary Shareholders’ Meeting of Transbank S.A was agreed to increase the capital by MCh$30,000. The Bank subscribed and paid 4,443,856 shares for an amount of MCh$872; as a result, it maintained its ownership percentage.

(2)

As of the second quarter of 2021, the Bank gained significant influence over Combanc S.A. and Imerc OTC S.A. Management concluded that, because of fact that the Bank can elect one of the members of the Board of Directors in each of these entities, in addition to other factors, such as significant transactions between the Bank and these entities, exchange of essential technical information with its investees and other factors, the Bank has significant influece in the financial and operating decision-making of these investees, but does not control them. Consequently, the equity method has been applied.

(3)

On November 30, 2021, a purchase sale agreement was executed over the total participation held over Operadora de Tarjeta de Crédito Nexus SA (“Nexus” here in), together with the rest of current shareholder of Nexus, in order to sell to Minsait 100% of the held, in December 2021 the CMF approved the transaction and it is still pending to be executed, therefore the investment was reclassified as assets "Available for sale" (see note 17)

b)	Summarized financial information of associates as of December 31, 2021 and 2020:

	As of December 31,				As of December 31,
	2021				2020
	Assets	Liabilities	Equity	Loss	Assets	Liabilities	Equity	Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Nexus S.A	21,145	9,673	8,310	3,162	19,210	10,585	17,676	(9,051)
Transbank S.A	1,317,587	1,232,689	97,337	(12,439)	1,006,137	938,800	84,007	(16,670)
Combanc S.A.	7,569	931	6,246	392	—	—	—	—
IMERC OTC S.A.	35,641	23,023	12,247	371	—	—	—	—
Totals	1,381,942	1,266,316	124,140	(8,514)	1,025,347	949,385	101,683	(25,721)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-96

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 12 – Investments in Associates, continued

c)	Investment in associates movements for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
	MCh$	MCh$
Balances as of January 1,	7,149	9,605
Investment acquisition (3)(4)	106	338
Investments reclassified to held for sale (2)	(1,279)	—
Initial application of the equity method and participation in income (1)	2,304	(2,794)
Transbank capital	872	—
Totals	9,152	7,149
(1)	Refer to reference (2) within section a) "Associated entities" regarding to 2021.
(2)	Refer to reference (3) within section a) "Associated entities".
(3)	On January 22, 2020, Itaú Corpbanca acquired 79,577 shares in Nexus S.A., giving it an increase of 1.9148% in its interest ownership. With this transaction, the Bank's total interest increased to 14.8148%.
(4)	In November 2021, Itaú Corpbanca acquired 157 shares of Combanc S.A., giving it an increase of 1.63% in its interest ownership. With this transaction, the Bank's total interest increased to 9.81%.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-97

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 13 - Intangible assets

a)	Composition of intangibles assets as of December 31, 2021 and 2020 is as follows:

		Average
		Remaining	Net assets as			Net assets as
	Useful	amortization	of January 1,	Gross	Accumulated	of December
Concept	life years	years	2021	balance	amortization	31, 2021
			MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	4	126,663	247,166	(119,789)	127,377
IT projects and licenses	6	1	12,830	16,826	(2,158)	14,668
Assets generated in business combination			578,503	681,556	(124,748)	556,808
Goodwill			492,512	492,512	—	492,512
Trademarks	10	4	26,794	51,037	(29,346)	21,691
Customer relationship	12	4	13,845	26,371	(15,163)	11,208
Core deposits	9	2	45,352	111,636	(80,239)	31,397
Other projects	10	3	687	4,055	(3,564)	491
Totals			718,683	949,603	(250,259)	699,344

		Average
		Remaining	Net assets as			Net assets as
	Useful	amortization	of January 1,	Gross	Accumulated	of December
Concept	life years	years	2020	balance	amortization	31, 2020
			MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	5	4	179,743	221,070	(94,407)	126,663
IT projects and licenses	2	2	5,192	13,484	(654)	12,830
Assets generated in business combination			1,388,302	681,556	(103,053)	578,503
Goodwill	—	—	1,151,019	492,512	—	492,512
Trademarks	10	5	31,898	51,037	(24,243)	26,794
Customer relationship	10	5	63,317	26,371	(12,526)	13,845
Core deposits	8	3	142,068	111,636	(66,284)	45,352
Other projects	10	4	1,196	4,055	(3,368)	687
Totals			1,574,433	920,165	(201,482)	718,683

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-98

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 13 - Intangible assets, continued

b)	Movements on gross balances of intangible assets as of December 31, 2021 and 2020 are as follows:

	Computer		Assets
	equipment		generated in
	system or	IT projects	business
	software	and licenses	combination	Goodwill	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2021	221,070	13,484	189,044	492,512	4,055	920,165
Additions	29,492	9,132	—	—	—	38,624
Disposals	(8,856)	(5,972)	—	—	—	(14,828)
Exchange differences	1,042	182	—	—	—	1,224
Others	4,418	—	—	—	—	4,418
Ending balances as of December 31, 2021	247,166	16,826	189,044	492,512	4,055	949,603

	Computer		Assets
	equipment		generated in
	system or	IT projects	business
	software	and licenses	combination	Goodwill	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2020	314,200	33,352	393,748	1,151,019	4,055	1,896,374
Additions	43,747	12,002	—	—	—	55,749
Disposals	(47,746)	(8,388)	—	—	—	(56,134)
Impairment (1) (2) (3)	(67,363)	(32,334)	(195,596)	(651,825)	—	(947,118)
Reclassifications	(9,752)	9,752	—	—	—	—
Exchange differences	(12,016)	(900)	(9,108)	(6,682)	—	(28,706)
Ending balances as of December 31, 2020	221,070	13,484	189,044	492,512	4,055	920,165
(1)	Impairment loss on "Computer equipment software or system" and "IT projects and licenses" was recorded due to the systems integration; mainly due to the derecognition of the systems from Corpbanca. Impairment on Computer equipment system or software recorded in the Chile CGU had a net effect of Ch$31,426 million (Ch$59,525 million on the gross value of the asset and Ch$28,099 million on accumulated amortization). Impairment on System and software recorded in the Colombia CGU had a net effect of Ch$4,325 million (Ch$7,838 million on the gross value of the asset and Ch$3,513 million). Finally, impairment on IT projects and licenses recorded in the Chile CGU had a net effect of Ch$3,098 million (Ch$32,334 million gross value of the asset and Ch$29,236 million in accumulated amortization).
(2)	Impairment loss on intangible assets generated in business combinations recorded in the Colombia CGU had a net effect of Ch$113,911 million (Ch$195,596 million on the gross value of the asset and Ch$81,685 million on accumulated amortization). (, which is broken down between an effect on the gross balance of and an effect on the accumulated amortization of. Itaú Corpbanca Colombia recognized an impairment for the gross value of the asset of Ch$193,761 million and Ch$80,623 million in accumulated amortization, generating a loss effect of Ch$113,138 million, as a result. Itaú Corredor de Seguro Colombia recognized an impairment for the gross asset value of Ch$1,835 million and Ch$1,062 million in accumulated amortization, generating a loss effect of Ch$773 million.
(3)	Goodwill impairment was allocated between the Chile CGU in Ch$412,356 million and the Colombia CGU in Ch$239,469 million. See additional disclosures in Note 32.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-99

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 13 - Intangible assets, continued

c)	Movements on accumulated amortization of intangible assets for the years ended December 31, 2021 and 2020 are as follows:

	Computer		Assets
	equipment		generated in
	system or	IT projects	business
	software	and licenses	combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2021	(94,407)	(654)	(103,053)	(3,368)	(201,482)
Amortization for the year	(32,461)	(1,439)	(21,695)	(196)	(55,791)
Exchange differences	(929)	(65)	—	—	(994)
Others	8,008	—	—	—	8,008
Ending balances as of December 31, 2021	(119,789)	(2,158)	(124,748)	(3,564)	(250,259)

	Computer		Assets
	equipment		generated in
	system or	IT projects	business
	software	and licenses	combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2020	(134,457)	(28,160)	(156,465)	(2,859)	(321,941)
Amortization for the year	(40,632)	(1,748)	(31,736)	(509)	(74,625)
Disposals	44,490	—	—	—	44,490
Impairment (1) (2)	31,612	29,236	81,685	—	142,533
Exchange differences	4,580	18	3,463	—	8,061
Ending balances as of December 31, 2020	(94,407)	(654)	(103,053)	(3,368)	(201,482)
(1)	Impairment loss on "Computer equipment software or system" and "IT projects and licenses" was recorded due to the systems integration; caused by the usage discontinuation of the Corpbanca systems. Impairment on Computer equipment system or software recorded in the Chile CGU had a net effect of loss Ch$31,426 million (Ch$59,525 million on the gross value of the asset and Ch$28,099 million on accumulated amortization). Impairment on System and software recorded in the Colombia CGU had a net effect of Ch$4,325 million (Ch$7,838 million on the gross value of the asset and Ch$3,513 in accumulated amortization). Finally, impairment on IT projects and licenses recorded in the Chile CGU had a net effect of Ch$3,098 million (Ch$32,334 million on the gross asset value of and Ch$29,236 million in accumulated amortization).
(2)	Impairment loss on intangible assets generated in business combinations recorded in the Colombia CGU had a net effect of Ch$113,911 million (Ch$195,596 million on the gross value of the asset and Ch$81,685 million on the accumulated amortization).
d)	Impairment

As required by International Accounting Standard 36 "Impairment of assets", the Bank performs at the end of each reporting period an evaluation of the impairment indicators that affect the determination of the recoverable amount of its assets.

As a result of the evaluation of impairment indicators, as of June 30, 2020, an impairment test was performed on the valuation of Goodwill and intangible assets generated in business combinations assigned to the Chilean and Colombian CGUs.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-100

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 13 - Intangible assets, continued

The outcome of the impairment test, concluded that it was necessary to recognize as of June 30, 2020 an impairment loss for intangible assets generated in the business combination and Goodwill for Ch$113,911 million and Ch$651,825 million, respectively. See additional information in Note 32.

Since the merger of CorpBanca and Itaú Chile, the Bank has utilized systems of both institutions in order to manage its operations entities and has established an integration plan to eliminate duplication and improve efficiency. During the 2020 financial year, the migration project in relation to this integration process was substantially completed, and an impairment of Ch$38,849 million has been recognized, corresponding to systems and licenses that will not continue to be used.

As of December 31, 2021, no indications of impairment have been identified that affect the balances of intangible assets.

e)	Restrictions

Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets as of December 31, 2021 and 2020. In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-101

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 14 - Property, plant and equipment

a)	Property, plant and equipment as of December 31, 2021 and 2020 are broken down as follows.

		Average
		remaining	Net assets as			Net assets
	Useful life	depreciation	of January	Gross	Accumulated	as of December
	years	years	1, 2021	Balance	depreciation	31, 2021
			MCh$	MCh$	MCh$	MCh$
Land and buildings	26	15	40,160	79,267	(43,071)	36,196
Equipment	6	4	27,650	85,835	(62,037)	23,798
Others	14	9	12,805	36,039	(24,100)	11,939
Furniture			6,986	19,219	(13,575)	5,644
Others			5,819	16,820	(10,525)	6,295
Totals			80,615	201,141	(129,208)	71,933

		Average
		remaining	Net assets as			Net assets
	Useful life	depreciation	of January	Gross	Accumulated	as of December
	years	years	1, 2020	Balance	depreciation	31, 2020
			MCh$	MCh$	MCh$	MCh$
Land and buildings	19	14	50,222	76,818	(36,658)	40,160
Equipment	3	1	27,551	85,404	(57,754)	27,650
Others	3	2	17,307	35,664	(22,859)	12,805
Furniture			8,879	21,203	(14,217)	6,986
Others			8,428	14,461	(8,642)	5,819
Totals			95,080	197,886	(117,271)	80,615

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

b)	Movements on gross balances as of December 31, 2021 and 2020, are as follows:

	Land and buildings	Equipment	Other	Totals
	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2021	76,818	85,404	35,664	197,886
Additions	3,213	4,887	2,635	10,735
Sales and/or disposals for the year	—	(4,663)	(2,386)	(7,049)
Impairment (1)	—	(52)	(415)	(467)
Exchange differences	(764)	754	260	250
Others	—	(495)	281	(214)
Ending balances as of December 31, 2021	79,267	85,835	36,039	201,141
(1)	Impairment of equipment associated with branches closed during 2021, which has an effect on the gross value of the asset of MCh$(467) and MCh$435 in accumulated amortization, generating a loss of MCh$32.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-102

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 14 - Property, plant and equipment, continued

	Land and buildings	Equipment	Other	Totals
	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2020	89,290	81,423	47,748	218,461
Additions	5,203	9,964	1,803	16,970
Sales and/or disposals for the year	(381)	(1,855)	(1,974)	(4,210)
Impairment (1)(2)	(20,981)	(578)	(9,862)	(31,421)
Reclassification from assets held for sale (3)	5,622	—	—	5,622
Exchange differences	(1,935)	(3,550)	(1,173)	(6,658)
Others	—	—	(878)	(878)
Ending balances as of December 31, 2020	76,818	85,404	35,664	197,886
(1)	Corresponds to ATM equipment impairment loss of Ch$24 million (Ch$53 million on the gross value of the asset and Ch$29 million on accumulated depreciation)
(2)	Impairment on property, plant and equipment was recorded as a result of the restructuring plan implemented and controlled by Management in Chile. This plan aims to capture efficiencies from the closure of branches and by the offering our clients digital solutions for their financial needs. As a result, impairment losses for an amount of Ch$867 million have been recorded on land and buildings, equipment and other assets (Ch$11,005 million on the gross value of the asset and Ch$10,138 million on accumulated depreciation). Also includes impairment recorded on improvements in leased properties for an amount of Ch$9,403million (Ch$20,363 million on the gross value of the asset of and Ch$10,960 million in accumulated depreciation)
(3)	Assets classified as available for sale that came out of the sales plan in Colombia and are reclassified back to fixed assets. See note 17.

c)	Movements of accumulated depreciation of property, plant and equipment for years ended December 31, 2021 and 2020, are as follows:

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2021	(36,658)	(57,754)	(22,859)	(117,271)
Depreciation for the year	(6,920)	(8,217)	(3,471)	(18,608)
Sales and/or disposals for the year	—	4,645	2,307	6,952
Impairment	705	52	383	1,140
Exchange differences	(198)	(763)	(179)	(1,140)
Others	—	—	(281)	(281)
Ending balances as of December 31, 2021	(43,071)	(62,037)	(24,100)	(129,208)

	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2020	(39,068)	(53,872)	(30,441)	(123,381)
Depreciation for the year	(8,279)	(8,967)	(4,580)	(21,826)
Sales and/or disposals for the year	287	1,855	1,893	4,035
Reclassification from asset held for sale (1)	(1,634)	—	—	(1,634)
Impairment	11,211	526	9,390	21,127
Exchange differences	825	2,704	879	4,408
Ending balances as of December 31, 2020	(36,658)	(57,754)	(22,859)	(117,271)
(1)	Corresponds to properties reincorporated to land and buildings that were previously classified as held for the sale of Itaú Corpbanca Colombia S.A. See Note 17 - Other assets and non-current assets held for sale.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-103

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 14 - Property, plant and equipment, continued

e)	Impairment

Since the COVID-19 health emergency, the Bank accelerated its digital transformation as a means to take care of both its customers and workforce. For this purpose, processes have been digitized, so that its clients may access its products and make use of the various services provided by the Bank from its digital platform. The Bank adopted remote working as a means to minimize the exposure of its workforce to COVID-19.

One of the main effects of the pandemic has been the preference of the Bank’s clients to use digital channels over performing in-person transactions in its branches, which has led to a decrease in the flow of clients in certain branches. As a result, the Bank has initiated a restructuring plan in order to improve efficiency, closing branches that have lower customer demand. The plan also contemplates the closure of certain offices, given the Bank's adoption of remote working.

Within the framework of the aforementioned restructuring plan, as of December 31, 2021 and 2020, the Bank has recognized the impairment of improvements to leased properties, in addition of certain assets associated with branches which were closed during fiscal year 2020 or that are part of the restructuring plan to be executed during the current year.

f)	Restrictions

The Bank and subsidiaries have no restrictions on property, plant and equipment As of December 31, 2021 and 2020. Additionally, property, plant and equipment has not been pledged to ensure compliance with obligations. Furthermore, there are no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-104

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 15 – Assets for Rights-of-Use and Obligations for Lease Contracts

a)	Asset for right-of-use
(i)	The Bank has mainly lease agreements for its branches and corporate building. The composition of this item As of December 31, 2021 and 2020, is as follows:

	Years	Years of
	of	average
	useful	remaining	Net Assets as of		Accumulated	Net Assets as of
	life	useful life	January 1, 2021	Gross Balances	Depreciation	December 31, 2021
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	7	5	145,906	175,358	(64,615)	110,743
Others leased assets	3	3	102	152	(114)	38
Totals			146,008	175,510	(64,729)	110,781

	Years	Years of
	of	average
	useful	remaining	Net Assets as of		Accumulated	Net Assets as of
	life	useful life	January 1, 2020	Gross Balances	Depreciation	December 31, 2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	7	6	167,265	195,992	(50,086)	145,906
Others leased assets	3	3	176	173	(71)	102
Totals			167,441	196,165	(50,157)	146,008

(ii)	Movement in the gross balance of assets for the right to use assets under lease at 31 December 2021 and 2020, is as follows

	Land and buildings	Others leased assets	Totals
	MCh$	MCh$	MCh$
Opening balance as of January 1, 2021	195,992	173	196,165
Additions	4,674	—	4,674
Disposals due to early termination (3)	(32,712)	(16)	(32,728)
Remeasurements of the liability due to modifications (1)	(728)	—	(728)
Inflation indexation adjustments (2)	6,258	(6)	6,252
Exchange differences	1,874	1	1,875
Ending balances as of December 31, 2021	175,358	152	175,510
(1)	Corresponds to remeasurements of the recognized liability due to contracts modifications.
(2)	Corresponds to subsequent adjustments due to liabilities remeasurements due to index changes, according to each lease agreement.
(3)	Corresponds to early terminations due to the restructuring plan

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-105

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 15 – Assets for Rights-of-Use and Obligations for Lease Contracts, continued

	Land and buildings	Others leased assets	Totals
	MCh$	MCh$	MCh$
Opening balance as of January 1, 2020	197,065	190	197,255
Additions	9,250	—	9,250
Disposals due to early termination (3)	(9,707)	—	(9,707)
Remeasurements of the liability due to modifications (1)	747	—	747
Inflation indexation adjustments (2)	2,701	—	2,701
Exchange differences	(4,064)	(17)	(4,081)
Ending balances as of December 31, 2020	195,992	173	196,165
(1)	Corresponds to remeasurements of the recognized liability due to contracts modifications.
(2)	Corresponds to subsequent adjustments due to liabilities remeasurements due to index changes, according to each lease agreement.
(3)	Corresponds to early terminations due to the restructuring plan

(iii)	The movement in the accumulated depreciation of assets for the right to use assets under lease agreements As of December 31, 2021 and 2020, is as follows

	Land and buildings	Other leased assets	Totals
	MCh$	MCh$	MCh$
Opening balance as of January 1, 2021	(50,086)	(71)	(50,157)
Depreciation (1)	(27,125)	(59)	(27,184)
Disposals due to early termination (2)	13,333	16	13,349
Exchange differences	(737)	—	(737)
Ending balances as of December 31, 2021	(64,615)	(114)	(64,729)

	Land and buildings	Other leased assets	Totals
	MCh$	MCh$	MCh$
Opening balance as of January 1, 2020	(29,800)	(14)	(29,814)
Depreciation (1)	(29,936)	(57)	(29,993)
Disposals due to early termination (2)	8,738	—	8,738
Exchange differences	912	—	912
Ending balances as of December 31, 2020	(50,086)	(71)	(50,157)
(1)	See note 32 "Depreciation, amortization and impairment"
(2)	Corresponds to early terminations due to the restructuring plan

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-106

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 15 – Assets for Rights-of-Use and Obligations for Lease Contracts, continued

b) Lease contracts liabilities

i)	As of December 31, 2021 and 2020, the obligations for lease contracts are as follows

	December 31, 2021	December 31, 2020
	MCh$	MCh$
Lease contract liabilities	115,544	151,885
Totals	115,544	151,885

The Bank and its subsidiaries have contracts, with certain renewal options, for which there is reasonable certainty that the option will be exercised. In such cases, the lease period used to measure the liabilities and assets corresponds to an estimate of future renewals.

ii)	Movement in lease liabilities and cash flows for the period is shown below

	2021	2020
	MCh$	MCh$
Opening balance as of January 1,	151,885	172,924
Additions due to new contracts	4,674	9,250
Disposals due to early termination (2)	(20,177)	(1,971)
Interest expenses	3,725	4,923
Remeasurements of the liability due to modifications (1)	(728)	1,399
Inflation indexation adjustments	6,252	2,701
Exchange rate adjustments	25	(4)
Exchange difference	1,435	(3,650)
Capital and interest payments	(31,547)	(33,687)
Ending balance as of December 31,	115,544	151,885
(1)	Corresponds to remeasurements of the recognized liability due to contract modifications.
(2)	Corresponds to early terminations due to the restructuring plan
iii)	Future maturities of lease liabilities are as follows

	As of December 31, 2021	As of December 31, 2020
	MCh$	MCh$
Within 1 year	25,362	30,829
After 1 year but within 2 years	21,668	27,779
After 2 years but within 3 years	20,265	24,083
After 3 years but within 4 years	16,093	20,991
After 4 years but within 5 years	11,408	16,627
After 5 years	20,748	31,576
Totals	115,544	151,885

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-107

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 16 - Current Taxes and Deferred Taxes

a)	Current taxes

At the end of each reporting period, the Bank and subsidiaries recognize a First Category Income Tax Provision, which is determined based on currently enacted tax legislation. The net provision for current taxes recognized as of December 31, 2021 was MCh$56,852 (MCh$62,933 as of December 31, 2020), according to the following detail:

a.1) Current taxes assets and liabilities by geographical area:

	As of December 31, 2021				As of December 31, 2020
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	18,871	1,713	37,600	58,184	43,533	1,443	19,723	64,699
Current tax liabilities	(393)	—	(939)	(1,332)	(596)	—	(1,170)	(1,766)
Totals, net	18,478	1,713	36,661	56,852	42,937	1,443	18,553	62,933

a.2) Details of current tax items by geographical area:

	As of December 31, 2021				As of December 31, 2020
	Chile	USA (*)	Colombia	Total	Chile	USA (*)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income tax with effect in profit and loss	(51,768)	—	(2,908)	(54,676)	12,348	—	(4,284)	8,064
Income tax effect on equity, net investments hedge	(7,145)	—	—	(7,145)	(21,795)	—	—	(21,795)
Income tax effect on equity cash flows hedge	—	—	—	—	(5)	—	—	(5)
Income tax, rate 27%	(58,913)	—	(2,908)	(61,821)	(9,452)	—	(4,284)	(13,736)

Less:
Monthly Provisional Payments	25,429	—	19,494	44,923	49,340	—	21,268	70,608
Tax credit for training costs	800	—	—	800	800	—	—	800
Tax credit donations	732	—	—	732	264	—	—	264
4% event capital credit	1,460	—	—	1,460	2,920	—	—	2,920
Other taxes to be recovered (paid) (**)	48,970	1,713	20,075	70,758	(935)	1,443	1,569	2,077
Totals	18,478	1,713	36,661	56,852	42,937	1,443	18,553	62,933

(*)    Corresponds to the branch located in New York.

(**)  The other taxes to be recovered correspond mainly to monthly provisional payments and credits for training expenses paid in previous years, provisional payments for absorbed utilities with right to return, among others.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-108

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 16 - Current Taxes and Deferred Taxes, continued

b)	Effect on income

The tax expense for the years ended December 31, 2021, 2020 and 2019 is comprised of the following items:

	2021	2020	2019
	MCh$	MCh$	MCh$
Income tax expense
Current tax expense	(54,676)	8,064	(77,137)
Deferred taxes
Deferred tax expenses	(52,836)	109,848	33,727
Subtotals	(107,512)	117,912	(43,410)
Others	(8,119)	(2,702)	(4,443)
Net expense for income taxes	(115,631)	115,210	(47,853)

c)	Effective tax rate reconciliation

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense for the year ended December 31, 2021, 2020 and 2019.

The nominal tax rates of the countries where consolidated subsidiaries are located are:

	2021	2020	2019
	Tax rates	Tax rates	Tax rates
Chile	27%	27%	27%
Colombia	34%	36%	33%
USA	21.0%	24.1%	21%

	For the years ended December 31,
	2021		2020		2019
	Tax rate	Amount	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$	%	MCh$
Amount calculated by using the statutory rates	27.00	(105,804)	27.00	254,169	27.00	(46,541)
Equity price level restatement for tax purposes (3)	(14.50)	62,109	5.58	23,814	(13.56)	24,037
Exchange differences due to investments in Colombia (4)	15.11	(64,713)	4.29	18,285	9.25	(16,399)
Effect of rates Colombia subsidiary (2)	(0.47)	1,992	3.02	12,884	3.33	(5,896)
Exchange differences due to investments in USA	1.51	(6,480)	0.39	1,665	1.71	(3,030)
Effect of rates New York branch	(0.19)	812	—	10	0.05	(81)
Goodwill impairment effect	—	—	(43.97)	(187,633)	—	—
Capital investments tax exemptions (5)	2.36	(10,127)	0.31	1,303	—	—
Tax effect due to unused tax benefit write off´s	(0.52)	2,232	(1.54)	(6,561)	—	—
Effect of rate change Colombia	(2.07)	8,860	(0.89)	(3,804)	(2.23)	3,954
Taxes in USA	0.87	(3,728)	(0.22)	(931)	2.68	(4,757)
Permanent and other differences (1)	0.18	(784)	0.47	2,009	(0.49)	860
Totals	29.28	(115,631)	(5.56)	115,210	27.74	(47,853)
(1)	This item contains the effects due to changes in the observed US dollar exchange rate in the valuation of the investment in the New York branch for tax purposes and other effects.
(2)	These items reflect differences in tax rates of other jurisdictions, based on the Bank's consolidated result.
(3)	During the fiscal year ended December 31, 2021, the inflation indexation adjustments over the Tax Equity was equal to 6.7% (2.7% in 2020).
(4)

For tax purposes, investment in Colombia is measured in US dollars. The devaluation (appreciation) of the Chilean peso against the US dollar generates income (expenses) for tax purposes without a corresponding effect on the accounting results. The value presented here represents the income tax expense (income) due to the effect of the exchange rate on investment in Colombia. As part of its exchange rate risk management policy, the Bank has managed this exposure through instruments available in the market to protect it financially against the tax effect generated by the variation in the exchange rate. The effect of these instruments (which offsets the tax effect presented here) is recognized in the Net exchange profit (loss) line of the Consolidated Statement of Income for the year.

(5)	Capital investments tax includes exemptions in accordance with art 104 LIR, gains (loss) from sales of investments are not subject to income tax.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-109

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 16 - Current Taxes and Deferred Taxes, continued

d)	Other comprehensive income – tax effects

The table below sets for a summary of the deferred tax effect on other comprehensive income for the years ended December 31, 2021, 2020 and 2019, which consists of the following items:

d.1) Tax effect of “OCI” that may be reclassified subsequently to profit or loss:

	2021	2020	2019
	MCh$	MCh$	MCh$
Debt instruments at fair value through other comprehensive income	10,569	1,558	(5,926)
Hedge of a net investment in foreign operations	18,417	(21,795)	14,373
Cash flows hedge	(19,092)	(3,034)	(162)
Total charge to other comprehensive income	9,894	(23,271)	8,285

d.2) “OCI” that may not be reclassified subsequently to profit or loss:

	2021	2020	2019
	MCh$	MCh$	MCh$
Income tax relating to defined benefit obligation	(274)	(19)	1,542
Total charge to other comprehensive income	(274)	(19)	1,542

e)	Effect of deferred taxes

e.1) Totals deferred taxes

Detail of effects for deferred taxes presented in assets and liabilities is as follows:

	As of December 31, 2021			As of December 31, 2020
	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	208,859	—	208,859	242,422	—	242,422
Accrued interest on past due portfolio	3,919	—	3,919	6,031	—	6,031
Unearned price differences	340	—	340	183	—	183
Personnel provisions	11,339	—	11,339	10,183	17	10,200
Contingencie provisions	54,579	—	54,579	1,693	—	1,693
Tax losses	57,248	—	57,248	51,546	—	51,546
Net tax value of amortizable assets	1,459	—	1,459	2,231	—	2,231
Depreciation of property, plant and equipment	(29,541)	—	(29,541)	(30,697)	(274)	(30,971)
Lease division and others	17,249	—	17,249	10,803	—	10,803
Mark to market of financial instruments	(34,892)	—	(34,892)	37,727	—	37,727
Itaú-Corpbanca business combination	(17,399)	—	(17,399)	(30,263)	—	(30,263)
IFRS 16 leases effect	(2,275)	—	(2,275)	1,643	—	1,643
Others	1,326	—	1,326	9,054	20	9,074
Totals assets (liabilities) for deferred taxes	272,211	—	272,211	312,556	(237)	312,319

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-110

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 16 - Current Taxes and Deferred Taxes, continued

e.2) Deferred taxes by geographic area:

	As of December 31, 2021				As of December 31, 2020
	Chile	USA	Colombia	Total	Chile	USA	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	182,981	15,717	73,513	272,211	250,260	14,408	47,888	312,556
Deferred tax liabilities	—	—	—	—	—	—	(237)	(237)
Net by geographic area	182,981	15,717	73,513	272,211	250,260	14,408	47,651	312,319

Effects of deferred taxes on assets and liabilities arising from temporary differences (by geographic area) are as follows:

	As of December 31, 2021				As of December 31, 2020
	Chile	USA	Colombia	Total	Chile	USA	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	185,022	(251)	24,088	208,859	212,344	(91)	30,169	242,422
Accrued interest on past due portfolio	3,919	—	—	3,919	6,031	—	—	6,031
Unearned price differences	340	—	—	340	183	—	—	183
Personnel provisions	4,286	393	6,660	11,339	6,449	195	3,556	10,200
Contingencie provisions	41,866	(1,774)	14,487	54,579	25,532	(3,588)	(20,251)	1,693
Tax losses	3,157	17,038	37,053	57,248	1,744	15,500	34,302	51,546
Net tax value of amortizable assets	1,459	—	—	1,459	2,231	—	—	2,231
Depreciation of property, plant and equipment	(29,469)	(56)	(16)	(29,541)	(31,611)	(68)	708	(30,971)
Lease division and others	7,501	—	9,748	17,249	3,682	—	7,121	10,803
Mark to market of financial instruments	(16,212)	368	(19,048)	(34,892)	41,149	(448)	(2,974)	37,727
Itaú-Corpbanca business combination	(17,446)	—	47	(17,399)	(27,673)	—	(2,590)	(30,263)
IFRS 16 leases effect	(2,137)	(1)	(137)	(2,275)	1,080	48	515	1,643
Others	695	—	631	1,326	9,119	2,860	(2,905)	9,074
Totals assets (liabilities), net	182,981	15,717	73,513	272,211	250,260	14,408	47,651	312,319

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-111

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 17 - Other Assets and Non-current Assets Held for Sale

a)	The detail of other assets is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Assets for leasing (1)	29,241	10,807
Other assets	781,280	531,826
Deposits in guarantee	8,385	11,230
Accounts and notes receivable (2)	77,980	37,070
Rights on brokerage transactions	33,137	26,589
Repossessed assets from leasing transactions	6,412	3,809
Prepaid expenses (3)	27,538	26,629
Collateral for financial transactions (threshold)	582,448	413,439
Claims receivable from insurance companies	230	230
Asset management fees receivable	811	811
Insurance brokerage fees receivable	7,502	6,741
Other assets	36,837	5,278
Totals	810,521	542,633
(1)	Property, plant and equipment acquired to be ceded under financial leases.
(2)	This includes rights and accounts receivable that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending of collection.
(3)	Includes payments made in advance for different services that will be received (leases, insurance, and others).
b)	The detail of non-currents assets held for sale is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Assets received in lieu of payment	10,170	13,269
Property, plant and equipment held for sale (1)	478	1,809
Investment held for sale	1,746	—
Totals	12,394	15,078
(1)	Corresponds to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors of the entity, during the meeting held on July 31, 2018.
(2)	The investment in companies held for sale includes the investment held in Nexus S.A. that provides support to the Bank, on November 30, 2021, subscribed a purchase and sale commitment for 100% of the shares held by the Bank. The Bank had recorded an asset of MCh$1,746 For further information see note 12.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-112

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 18 - Deposits and Other Demand Liabilities and Time Deposits

a)	As of December 31, 2021 and 2020, deposits and other demand liabilities are as follow:

	As of December 31,
	2021	2020
	MCh$	MCh$
Checking accounts	4,664,214	4,038,467
Other deposits and demand accounts	2,556,021	1,852,355
Advance payments received from customers	38,199	40,032
Other demand liabilities	317,661	266,552
Totals	7,576,095	6,197,406

b)	As of December 31, 2021 and 2020, time deposits and other time liabilities are as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Time deposits	10,076,331	11,413,370
Time savings accounts	21,112	19,467
Other time liabilities	—	227
Totals	10,097,443	11,433,064

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-113

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 19 - Interbank Borrowings

a)	As of December 31, 2021 and 2020, interbank borrowings are as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Loans obtained from local financial institutions
Chilean Central Bank (*)	3,007,242	2,257,226
Subtotals	3,007,242	2,257,226
Loans obtained from foreign financial institutions
Banco Caja Social	58,893	—
Banco Itaú Paraguay S.A.	8,450	—
Banco de Bogotá	—	4,156
Banco Latinoamericano de Exportación (BLADEX)	62,891	60,759
Banco República	330	—
Bancoldex S.A. (Colombia)	22,037	11,123
Bank of America, N.A.	79,744	92,395
Bank of Montreal	158,526	113,404
Bank of New York	42,204	56,858
Bank of Nova Scotia	141,455	82,324
BBVA Asset Management Continental S.A. (Perú)	44,987	75,057
BNP Paribas	118,551	92,167
Citibank N.A.	42,204	37,522
Cobank C.B.	51,603	16,258
Commerzbank A.G.	15	24,055
Corporación Andina de Fomento	84,408	71,073
Credicorp Capital SASAF	96,775	175,854
Deutsche Bank A.G.	84,177	74,220
Findeter S.A. Financiera del Desarrollo Territorial	55,505	44,100
IFC Corporación Financiera Internacional	88,080	82,561
Interfondos S.A. Sociedad Administradora de Fondos	—	20,105
La Caixa	17,942	25,690
Scotia Fondos Sociedad Administradora de Fondos S.A.	14,408	24,280
Sumitomo Mitsui Banking Corporation	368,250	217,347
Unicredit Bank	16,638	14,220
Wells Fargo Bank, N.A.	202,629	67,519
Zuercher Kantonalbank	—	7,044
Others	50,479	51,661
Subtotals	1,911,181	1,541,752
Totals	4,918,423	3,798,978

(*)    Corresponds to funds obtained through the new Conditional Funding Facility (FCIC) and the Liquidity Credit Line (LCL), granted by the Central Bank of Chile (BCCh) in response to the financials needs generated by the spread of the COVID-19 virus. Funds obtained through FCIC are guaranteed by high credit quality loans and / or bonds issued by the BCCh and have automatic and successively monthly renewal maturities, with a maximum term of 4 years from March 30, 2020 until March 30, 2024. The LCL differs from FCIC as is not guaranteed, has a maximum term of 2 years and is granted based on the amount of the Bank's average reserve requirements. Both, the FCIC and the LCL, accrue interests at the BCCh overnight rate in force on the date of each operation.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-114

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 19 - Interbank Borrowings, continued

b)	Interbank borrowings by maturity are as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Within 1 year	1,724,265	942,140
After 1 year but within 2 years	532,792	962,045
After 2 years but within 3 years	2,604,282	8,764
After 3 years but within 4 years	16,712	1,847,890
After 4 years but within 5 years	29,271	15,675
After 5 years	11,101	22,464
Totals	4,918,423	3,798,978

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-115

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 20 - Debt Instruments Issued and Other Financial Liabilities

As of December 31, 2021 and 2020, composition of debt instruments issued and other financial liabilities is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	24,035	30,846
Senior bonds	5,585,760	5,092,979
Subordinated bonds	1,153,045	1,081,031
Subtotals	6,762,840	6,204,856
Other financial liabilities
Liabilities with the public sector	—	—
Borrowings from local financial institutions	42,435	13,123
Subtotals	42,435	13,123
Totals	6,805,275	6,217,979

Debts classified as short-term are those that constitute demand obligations or will mature within a year. All other debts are classified as long-term. Detail is as follows

	As of December 31, 2021
	Short term	Long term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	6,809	17,226	24,035
Senior bonds	506,250	5,079,510	5,585,760
Subordinated bonds	5,448	1,147,597	1,153,045
Debt instruments issued	518,507	6,244,333	6,762,840
Other financial liabilities	42,435	—	42,435

	As of December 31, 2020
	Short term	Long term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	6,595	24,251	30,846
Senior bonds	321,678	4,771,301	5,092,979
Subordinated bonds	—	1,081,031	1,081,031
Debt instruments issued	328,273	5,876,583	6,204,856
Other financial liabilities	13,123	—	13,123

The following tables provide with additional information, including maturities, for each type of debt issued as of December 31, 2021 and 2020.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-116

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

a)	Mortgage finance bonds

Detail of maturities for mortgage finance bonds is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Within 1 year	6,809	6,595
After 1 year but within 2 years	4,842	5,638
After 2 years but within 3 years	3,582	5,068
After 3 years but within 4 years	3,402	4,544
After 4 years but within 5 years	1,450	3,484
After 5 years	3,950	5,517
Totals	24,035	30,846

b)	Senior bonds

Details for senior bonds, by currency, are as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Bonds in UF	4,651,061	4,134,994
Bonds in CLP	352,171	399,992
Bonds in COP	582,528	557,993
Totals	5,585,760	5,092,979

Detail of maturities for senior bonds is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Due within 1 year	506,250	321,678
After 1 year but within 2 years	319,656	486,427
After 2 years but within 3 years	652,472	309,111
After 3 years but within 4 years	464,006	589,699
After 4 years but within 5 years	1,083,803	592,851
After 5 years	2,559,573	2,793,213
Totals	5,585,760	5,092,979

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-117

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

The following table presents details for senior bonds issued:

Senior bonds issued during the year ended December 31, 2021:

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BITADD0919	UF	1,000,000	8 years and 2 months	0.75% annual	01/15/2021	03/09/2029
BITADD0919	UF	1,000,000	8 years and 2 months	0.75% annual	01/19/2021	03/09/2029
BITADB0919	UF	1,000,000	6 years and 1 month	0.75% annual	02/10/2021	03/09/2027
BITADB0919	UF	2,000,000	6 years	0.75% annual	03/11/2021	03/09/2027
BITADD0919	UF	500,000	7 years and 11 months	0.75% annual	04/09/2021	03/09/2029
BITADD0919	UF	1,500,000	7 years and 10 months	0.75% annual	05/31/2021	03/09/2029
BITACW0418	UF	2,000,000	9 years and 1 month	2.00% annual	08/27/2021	10/09/2030
BITADB0919	UF	1,000,000	5 years and 6 months	0.75% annual	09/14/2021	03/09/2027
BITADB0919	UF	1,000,000	5 years and 6 months	0.75% annual	09/15/2021	03/09/2027
BITACW0418	UF	5,500,000	8 years and 11 months	2.00% annual	10/26/2021	10/09/2030
BITACT0418	UF	2,000,000	5 years and 11 months	2.00% annual	10/26/2021	10/09/2027
BITACV0418	UF	3,000,000	7 years and 11 months	2.00% annual	11/03/2021	10/09/2029
BITACT0418	UF	2,000,000	5 years and 11 months	2.00% annual	11/03/2021	10/09/2027
Totals		23,500,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BITACN0419	CLP	60,000,000,000	4 years and 5 months	2.50% annual	10/21/2021	04/01/2026
Totals		60,000,000,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SUBSERIE C36	COP	182,310,000,000	3 years	1.76% annual	06/29/2021	06/29/2024
SUBSERIEC120	COP	151,094,000,000	10 years	3.72% annual	06/29/2021	06/29/2031
Totals		333,404,000,000

Senior bonds issued during the year ended December 31, 2020:

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BITACR0418	UF	500,000	5 years and 8 months	2% annual	01/14/2020	10/09/2025
BITACR0418	UF	1,000,000	5 years and 8 months	2% annual	01/14/2020	10/09/2025
BITACR0418	UF	500,000	5 years and 8 months	2% annual	01/14/2020	10/09/2025
BITACR0418	UF	3,000,000	5 years and 6 months	2% annual	04/08/2020	10/09/2025
BITACS0418	UF	3,000,000	6 years and 6 months	2% annual	04/08/2020	10/09/2026
Totals		8,000,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SERIE A - 60	COP	148,100,000,000	5 years	6.00% annual	02/27/2020	02/27/2025
SERIE U - 120	COP	351,837,710,484	10 years	2.71% annual	02/27/2020	02/27/2030
SERIE A SUBSERIE A60	COP	165,915,000,000	5 years	4.83% annual	09/29/2020	09/29/2025
SUBSERIE B36	COP	134,100,000,000	3 years	1.28% annual	09/29/2020	09/29/2023
Totals		799,952,710,484

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-118

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

c)	Subordinated bonds

Details of subordinated bonds, by currency, are as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Bonds in UF	955,982	906,558
Bonds in COP	197,063	174,473
Totals	1,153,045	1,081,031

Detail of maturities for subordinated bonds is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Within 1 year	5,448	—
After 1 year but within 2 years	22,169	10,082
After 2 years but within 3 years	143,767	21,706
After 3 years but within 4 years	—	122,290
After 4 years but within 5 years	—	—
After 5 years	981,661	926,953
Totals	1,153,045	1,081,031

For the years ended December 31, 2021 and 2020 no issuance of subordinated bonds took place.

d)	Others financial obligations

As of December 31,
	2021	2020
	MCh$	MCh$
Within 1 year	—	—
After 1 year but within 2 years	—	—
After 2 years but within 3 years	—	—
After 3 years but within 4 years	—	—
After 4 years but within 5 years	—	—
After 5 years	—	—
Totals financial liabilities	—	—
Short-term financial liabilities
Amounts due to credit card transactions	42,435	13,123
Others	—	—
Totals short-term financial liabilities	42,435	13,123
Totals other financial liabilities	42,435	13,123

As of December 31, 2021 and 2020, the Bank has not incurred in any default in the payments of principal, interest or others in regard to debt instruments issued.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-119

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 21 - Provisions

As of December 31, 2021 and 2020, the Bank has registered the following movements in its provisions:

a)    Other Provisions

Provisions disclosed in liabilities as of December 31, 2021 and 2020 present the following detail:

	As of December 31,
	2021	2020
	MCh$	MCh$
Provisions for personnel salaries and expenses	116,274	90,739
Provisions for mandatory dividends	83,342	—
Provisions for contingent loans risk	30,589	39,775
Provisions for contingencies	5,142	4,576
Totals	235,347	135,090

b)    Movements in provisions for contingent loans risk, for the year ended December 31, 2021 are as follows:

	Provisions for contingent loans risk
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2021	18,587	12,179	9,009	39,775
Changes in provisions
- Transfers to stage 1	2,689	(2,663)	(26)	—
- Transfers to stage 2	(697)	727	(30)	—
- Transfers to stage 3	(46)	(1,336)	1,382	—
- Increases due to change in credit risk	2,615	2,611	5,029	10,255
- Decreases due to change in credit risk	(8,517)	(5,453)	(208)	(14,178)
- Charge-offs	(15)	(43)	(6)	(64)
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	7,743	1,592	908	10,243
Financial assets that have been derecognized	(4,915)	(2,266)	(8,382)	(15,563)
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	92	24	5	121
Ending balances as of December 31, 2021	17,536	5,372	7,681	30,589

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-120

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 21 – Provisions, continued

Movements in provisions for contingent loans risk, for the year ended December 31, 2020 are as follows:

	Provisions for contingent loans risk
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2020	13,889	14,172	6,210	34,271
Changes in provisions
- Transfers to stage 1	574	(549)	(25)	—
- Transfers to stage 2	(1,991)	2,037	(45)	1
- Transfers to stage 3	(73)	(112)	185	—
- Increases due to change in credit risk	3,554	4,347	724	8,625
- Decreases due to change in credit risk	(3,475)	(6,466)	(205)	(10,146)
- Charge-offs	(14)	(28)	(6)	(48)
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	6,365	1,780	7,357	15,502
Financial assets that have been derecognized	(4,633)	(1,282)	(5,410)	(11,325)
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	4,391	(1,720)	224	2,895
Ending balances as of December 31, 2020	18,587	12,179	9,009	39,775

c)    The following table details the movements in provision during 2021 and 2020:

	Provisions for personnel	Provision for	Provisions for	Provisions for
	salaries and expenses	mandatory dividends	contingent loans risk	contingencies
	(i)	(ii)		(iii)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2021	90,739	—	39,775	4,576	135,090
Provisions applied	(46,062)	—	—	(162)	(46,224)
Provisions established	170,962	83,342	20,498	(2,931)	271,871
Provisions released	(96,264)	—	(29,805)	3,665	(122,404)
Exchange differences	(3,101)	—	121	(6)	(2,986)
Ending balances as of December 31, 2021	116,274	83,342	30,589	5,142	235,347

	Provisions for personnel	Provisions for	Provisions for	Provisions for
	salaries and expenses	mandatory dividends	contingent loans risk	contingencies
	(i)	(ii)		(iii)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2020	102,877	38,120	34,271	2,559	177,827
Provisions applied	(55,487)	(38,120)	—	(85)	(93,692)
Provisions established	133,055	—	16,366	4,593	154,014
Provisions released	(85,078)	—	(10,861)	(2,016)	(97,955)
Exchange differences	(4,628)	—	(1)	(475)	(5,104)
Ending balances as of December 31, 2020	90,739	—	39,775	4,576	135,090
(i)	Employee benefits and staff salaries are recorded in “Personnel salaries and expenses.”
(ii)	Mandatory dividends is recorded in the Consolidated Statement of Financial Position in equity, against “Provision for mandatory dividends.”

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-121

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 21 – Provisions, continued

(iii)	The provisions for contingencies (established) or released are included in Other operating (expenses)/income, depending on whether they are debit or a credit.

d)    Provisions for payroll and employee benefits

		As of December 31,
		2021	2020
		MCh$	MCh$
Provision for long-term termination benefits	(e.1)	9,061	9,300
Provision for pension plan	(e.2)	26,889	31,531
Provision for retroactive unemployment plan	(e.3)	297	296
Provision for retirements bonus plan	(e.4)	670	689
Provision for compensation due to years of service (short term)		1,034	716
Provision for other employee benefits	(*)	58,903	31,000
Vacation accrual	(**)	19,420	17,207
Totals		116,274	90,739

(*)    Short-term benefits

(**)  Includes provision for performance compensations, holiday benefits, year-end bonuses and other similar employee compensation.

e)	The main aspects of the Bank’s long term employee benefits are detailed below:

e.1) Other long-term employee benefits

Description: Annual payment during the month in which the employee completes a given number of years of service (in five-year intervals from 5 to 50).

Financing: The projected unit credit method was used to determine the present value of the defined-benefit obligation and the corresponding service cost. For all active plan participants, the “projected accrued benefit” is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity's financial conditions

The economic assumptions are summarized as follows:

	As of December 31,
	2021	2020
	%	%
Summary of economic assumptions
Discount rate	7.00	5.00
Expected rate of salary increase	7.70	4.50

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-122

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 21 – Provisions, continued

The movements of the present value of the obligation for this type of benefit and the amounts recognized in the Consolidated Statements of Income are determined using the projected credit unit method and it consist of the following:

	2021	2020
	MCh$	MCh$
Opening balances as of January 1,	9,300	9,814
Net cost of benefits (*)	656	1,191
Payments	(1,006)	(820)
Provisions recorded	—	—
Exchange differences	111	(885)
Ending balances as of December 31,	9,061	9,300

(*)    Detail of net cost of benefit is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Current services cost	209	681
Interest expense on obligation	447	510
Total	656	1,191

e.2) Pension plan

Description: Old-age pension or Survivors in accordance with the Social Security Law in Colombia and benefits acquired with the Entity.

Financing: The projected unit credit method is used to determine the present value of the benefit obligation and related service costs. Using this method the benefit obligation is determined as the present value of current benefits for past services, but calculating the plan benefit based on the salary projected to the date on which it is assumed that the participant receives the benefit. The plan has no policy (without refund) or associated assets, being a structured financing according to the financial conditions of the entity.

The summary of the economic assumptions is as follows:

	As of December 31,
	2021	2020
	%	%
Assumptions
Discount rate	7.50	4.25
Expected rate of salary increases	5.20	3.00
Inflation rate	5.20	3.00

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-123

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 21 – Provisions, continued

The detail of Pension plan balances movements is as follows:

	2021	2020
	MCh$	MCh$
Opening balances as of January 1,	31,531	35,166
Interest expense on obligation	1,606	1,911
Payments	(3,238)	(3,260)
Actuarial losses (gains)	(3,389)	885
Exchange differences	379	(3,171)
Ending balances as of December 31,	26,889	31,531

e.3) Retroactive unemployment plan

Description: Retroactive unemployment plan prior to Law 50 from 1990 in Colombia.

Financing: The projected unit credit method is used to determine the present value of the benefit obligation and related service costs. For all active plan participants, the “projected accrued benefit” is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity's financial conditions.

The economic assumptions are summarized as follows:

	As of December 31,
	2021	2020
	%	%
Assumptions
Discount rate	5.75	4.25
Expected rate of salary increases	7.70	4.50
Inflation rate	5.20	3.00

The details of movements for this benefits during years ended December 31, 2021 and 2020 are as follows:

	2021	2020
	MCh$	MCh$
Opening balances as of January 1,	296	334
Current services costs	109	87
Interest expense on obligations	11	15
Actuarial gains	(36)	(29)
Payments of benefits	(87)	(80)
Exchange differences	4	(31)
Ending balances as of December 31,	297	296

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-124

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 21 – Provisions, continued

e.4) Retirement Bonus Plan

Description: Fixed payment upon retirement

Financing: The projected unit credit method is used to determine the present value of the benefit obligation and related service costs. Under this method, the benefit obligation is determined by the present value of the current benefits for past service but calculating the plan benefit based on the projected salary as of the date in which it is assumed that the participant will receive the benefit.

The economic assumptions are summarized as follows:

	As of December 31,
	2021	2020
	%	%
Summary of economic hypothesis
Discount rate(s)	7.50	5.50
Expected rate(s) of salary increase	7.20	4.00
Inflation rate	5.20	3.00

The movements in amounts recognized for this benefit are as follows:

	2021	2020
	MCh$	MCh$
Opening balances as of January 1,	689	687
Current service costs	49	46
Interest expense on obligation	36	39
Actuarial (gains) losses	(97)	(13)
Payments of benefits	(17)	(7)
Exchange differences	10	(63)
Ending balances as of December 31,	670	689

The effect on Other Comprehensive Income is summarized as follows:

		For the years ended December 31,
		2021	2020	2019
		MCh$	MCh$	MCh$
Pension plan	(e.2)	(3,389)	885	(4,512)
Retroactive unemployment plan	(e.3)	(36)	(29)	113
Retirement bonus plan	(e.4)	(97)	33	(33)
Total recognition of obligations for defined benefits		(3,522)	889	(4,432)

Future payments

Future actuarial calculations may differ with respect to the calculations presented, due to the following factors:

●	The experience of the plans differs from those anticipated by the selected economic and demographic hypotheses.
●	Changes in economic and demographic assumptions.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-125

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 21 – Provisions, continued

●	Expected increases or decreases as a natural part of the functioning of the methodology for these calculations (for example, the end of the amortization period or additional costs based on the financing situation of the plan).
●	Changes in the characteristics of the applicable plan or law, and with respect thereto, there are no significant events affecting the results presented since the last assessment.

The following is a detail of future payments for the year 2021 and 2020:

	Long-term		Retroactive	Retirement
	termination		unemployment	benefit
2021	benefits	Pension plan	plan	plan
	MCh$	MCh$	MCh$	MCh$
Fiscal year 2022	1,178	2,465	105	102
Fiscal year 2023	1,154	2,427	72	50
Fiscal year 2024	880	2,410	32	37
Fiscal year 2025	841	2,386	15	39
Fiscal year 2026 - 2030	1,016	2,353	1	37
Fiscal year 2027 - 2031	4,883	11,085	90	227

	Long-term		Retroactive
	termination		unemployment	Retirement
2020	benefits	Pension plan	plan	benefit plan
	MCh$	MCh$	MCh$	MCh$
Fiscal year 2021	953	2,614	65	72
Fiscal year 2022	1,105	2,471	56	42
Fiscal year 2023	1,105	2,410	66	48
Fiscal year 2024	877	2,388	29	38
Fiscal year 2025	786	2,360	15	40
Fiscal year 2026-2030 (combined)	4,612	11,161	43	197

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-126

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 22 - Other liabilities and liabilities directly associated with non-current assets held for sale

a)    As of December 31, 2021 and 2020 the other liabilities are as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Accounts and notes payable (1)	434,938	310,713
Dividends payable	244	246
Unearned income (2)	12,744	5,946
Unearned fees	3,816	7,690
Payables due to brokerage transactions	24,488	24,572
Collateral for financial transactions (threshold)	196,012	308,674
Other liabilities	37,370	42,193
Totals	709,612	700,034
(1)	Obligations other than those directly related to the business operations, such as payable withholding taxes, payable social security contributions, balances due on purchases of materials, balances due on obligations under lease agreements for the acquisition of fixed assets, accounts payable for expenses, and others.
(2)	It corresponds to commissions associated with financial advisory and insurance brokerage businesses that must be deferred in accordance with applicable regulations.
b)	As of December 31, 2021 and 2020 there are no liabilities directly associated with non-current assets held for sale.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-127

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 23 - Contingencies, Commitments, and Responsibilities

a)    Lawsuits and Legal Proceedings

Lawsuits against the Bank with provision

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

The amount of the claims amounts to approximately MCh$29,444 as of December 31, 2021 (MCh$22,737 as of December 31, 2020). However, in Management’s opinion based on reports from the Legal Division as of December 31, 2021, it is more likely than not that these lawsuits will not result in significant losses not contemplated by the Bank in these Consolidated Financial Statements. Notwithstanding the above, as of December 31, 2021, provisions of MCh$250 (MCh$545 as of December 31, 2020) are maintained.

Itaú Corpbanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets.

Such claims amount, in the aggregate, to MCh$40,813 as of December 31, 2021 (MCh$35,043 as of December, 2020). According to the evaluation of the expected results in each lawsuits the Bank has recorded a provision of MCh$464 as of December 31, 2021 (MCh$94 as of December 31, 2020).

Itaú Administradora General de Fondos S.A.

Itaú Administradora General de Fondos S.A. is being sued in civil and administrative proceedings, which involve mainly transactions associated with funds management. These proceedings amount to a total of MCh$95, plus compensation for damages for a total of MCh$39 as of December 31, 2021 (MCh$0 as of December 31,2020). No provision has been recorded to cover these based on the best possible estimate of the outcome

b)    Commitments

Transaction Agreement

On January 29, 2014, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada ( both together “CorpGroup”), Itaú-Unibanco Holding S.A., Corpbanca, and Banco Itaú Chile, subscribed a contract called “Transaction Agreement”, in accordance to the contract, they agreed a strategic association of its operations in Chile and Colombia. This strategic association gave rise to the merger of Corpbanca and Banco Itaú Chile, which was renamed “Itaú Corpbanca” and took place on April 1, 2016.

The Transaction Agreement (from January 2014 and its subsequent modifications) also contemplates that on January 28, 2022 Itaú Corpbanca will purchase from CorpGroup the 12.36% of shares in Itaú Corpbanca Colombia, equivalent to the participation that CorpGroup held (directly or through other entities) in said entity at the merger date, corresponding to 93,306,684 shares. The purchase price agreed will be US$3.5367 per share, amounting to US$329,997,749.30, plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2.7% minus the sum of

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-128

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 23 - Contingencies, Commitments, and Responsibilities, continued

the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup for the corresponding shares. This agreement is expressly subject to obtaining the necessary and prior regulatory approvals required in Chile and abroad.

Pursuant to Article 76 of the General Banking Law, investments in shares of banks established abroad are subject to the prior approval of the CMF, as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in Article 78 of the aforementioned law.

Additionally, in the case of banks incorporated in Colombia, a possible acquisition of shares in Itaú Corpbanca Colombia by Itaú Corpbanca is also subject to the prior authorization of the Colombian Financial Superintendency (SFC).

By Resolution No. 8159 dated December 28, 2021, and in accordance with the provisions of Article 76 et seq. of the General Banking Law, the Financial Market Commission authorized Itaú Corpbanca to make investments abroad consisting of: i) incorporating a simplified joint stock company in the Republic of Colombia, called Itaú Holding Colombia S.A.S., as a subsidiary of the Bank; ii) establishing a simplified joint stock company in the Republic of Colombia, called Itaú Holding Colombia S.A.S., as a subsidiary of the Bank; and iii) establishing a simplified joint stock company in the Republic of Colombia, called Itaú Holding Colombia S.A.S., as a subsidiary of the Bank; and ii) to acquire, directly and indirectly, through Itaú Holding Colombia S.A.S., a total of up to 93,306,684 shares of its subsidiary Itaú Corpbanca Colombia S.A., equivalent to 12.36% of its ownership.See also Note – 39 Subsequent Events

Acquisition of the MCC entities

In accordance with the Transaction Agreement executed on January 29, 2014 between Inversiones Corp Group Interhold SpA, Inversiones Saga Limitada (these last two, together “CorpGroup”), Itaú Unibanco Holding S.A., Corpbanca and Banco Itaú Chile, subsequently modified on June 2, 2015 and January 20, 2017, hereinafter the “Transaction Agreement”, Itaú Unibanco Holding S.A. assumed the obligation to transfer to Itaú Corpbanca, and the latter the obligation to acquire, 100% of its shares in MCC Securities Inc., MCC Asesorías S.A., and MCC S.A. Corredores de Bolsa (herein “MCC entities”) in accordance with the terms agreed upon and subject to normal terms and conditions for this kind of transactions.

On May 28, 2019, the Board of Directors of Itaú Corpbanca approved to proceed with the acquisition of the MCC entities, in accordance with the provisions of the Transaction Agreement and in compliance with the provisions of Title XVI of Law No. 18,046 on Corporations.

The acquisition of the shares of the MCC entities by Itaú Corpbanca is subject to the corresponding regulatory approvals, including approval from the Commission for the Financial Market.

Acquisition of 20% ownership in Itaú Corredor de Seguros Colombia S.A.

On November 5, 2019, Itaú Corpbanca committed to acquire 20% of the shares that Helm LLC holds in Itaú Corredor de Seguros de Colombia S.A.

The acquisition of the shares of Itaú Corredor de Seguros de Colombia S.A. by Itaú Corpbanca, is subject to the corresponding regulatory approvals, including the approval from the Commission for the Financial Market. See also Note – 39 Subsequent Events.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-129

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 23 - Contingencies, Commitments, and Responsibilities, continued

c)	Contingent loans and provisions

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to grant loans together with the relevant allowances for loan losses:

	As of December 31,
	2021	2020
	MCh$	MCh$
Collateral and guarantees	552,340	437,396
Confirmed foreign letters of credit	2,756	2,207
Letters of credit issued	291,975	136,561
Documented guarantees	1,800,785	1,407,102
Available on demand credit lines	4,496,446	2,656,219
Other credit commitments	715,621	754,375
Totals	7,859,923	5,393,860

For information on provisions for contingent loans, see Note 21, letter b.

d)    Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from its regular course of business:

	As of December 31,
	2021	2020
	MCh$	MCh$
Third party operations
Collections	18,270	16,540
Transferred financial assets managed by the Bank	1,122,204	1,183,053
Third party funds under management	—	—
Subtotals	1,140,474	1,199,593
Custody of securities
Securities held in custody	3,818,287	2,269,967
Securities held in custody deposited in other entities	245,863	259
Securities issued by the Bank held in custody	100,106	105,585
Subtotals	4,164,256	2,375,811
Totals	5,304,730	3,575,404

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-130

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 23 - Contingencies, Commitments, and Responsibilities, continued

e)    Guarantees, Contingencies and other

Itaú Corpbanca

As a result of the financial needs generated by the Covid-19 pandemic, the Central Bank of Chile (BCCh) has implemented the new Conditional Funding Facility (FCIC) and the Liquidity Credit Line (LCL) as measures to support liquidity and credit access for the Chilean economy. The FCIC program is guaranteed by high credit quality loans and/or bonds issued by the BCCh. The FCIC program provides banks access to 4-year loans at the policy rate, with available funds size increasing as a function of additional loans and financial instruments pledged as collateral.This measure includes the possibility to substitute the financial instruments on which the collateral was initially pledged to the BCCh, if required.

As of December 31, 2021, the bank has endorsed 162 loans to guarantee the use of the Facility of Credit Conditional on the Increase in Loans (FCIC) provided by the BBCh. The principal of the loans amounts to MCh $1,946,822(MCh $1,766,997 as of December 31, 2020), while the credit quality of the loans varies between A1 and A4. Additionally, the bank has also endorsed as guarantee, financial instruments classified in the available for sale portfolio for an amount of MCh$837,869 (MCh$319,213 as of December 31, 2020).

Itaú Corredores de Seguros S.A.

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial Market (Ex- Superintendency of Securities and Insurance), in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following insurance policies:

Entity	From	To	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04/15/2021	04/14/2022	60.000 & 500	Itaú Corredores de Seguros S.A.

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

Entity	From	To	Amount (UF)	Beneficiary
Itaú Corpbanca Chile	04/22/2021	04/22/2022	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A.	04/22/2020	04/22/2022	4,000	Bolsa de Comercio de Santiago

In addition, the Company has contracted a comprehensive insurance policy to provide for possible situations of operational fidelity. The detail of the comprehensive insurance policy is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Orión Seguros Generales S.A	06/19/2021	06/19/2022	5,000 & 10,000	Bolsa Electrónica de Chile

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-131

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 23 - Contingencies, Commitments, and Responsibilities, continued

The Company pledged the shares of the Santiago Stock Exchange in favor of said company, to guarantee compliance with the obligations with respect to transactions carried out with other brokers. The amount amounts to MCh$8,661 as of December 31, 2021 (MCh$5,325 as of December 31, 2020).

The Broker is registered in the Registry of Portfolio Administrators since November 22, 2017, for which it maintains a guarantee ticket in Itaú Corpbanca with an expiration date of June 18, 2022, for an amount of UF 10,000 as representative of the beneficiaries of the guarantee in articles 98 and 99 of Law No. 20,172, in order to guarantee the faithful and full compliance of the Portfolio Administration obligations.

There are guarantees constituted of US$100,000 equivalent to MCh$84, to guarantee operations with foreign traders, Pershing.

As of December 31, 2021, the Broker maintains in the Santiago Stock Exchange, cash and fixed income securities to guarantee operations in the Securities Clearing and Settlement House for MCh$4,610 (MCh$5,988 as of December 31, 2020).

Itaú Administradora General de Fondos S.A.

During the year 2021, the Company has contracted a guarantee certificate in order to guarantee the faithful fulfillment of the obligations of the Administrator for the administration of third party funds and the indemnification of the damages resulting from its non-compliance in accordance with the provisions of articles 12 and 13 of the Sole Law of Funds No. 20,712.

Below are the guarantee slips and beneficiaries that Corpbanca Administradora General de Fondos S.A. maintains in effect to date, which were required to comply with the obligations of portfolio management contracts, their committees, Funds, payment of labor and social obligations with the contractor’s workers:

Entity	From	To	Amount (UF)	Amount (MCh$)	Beneficiary
Banco Santander Chile	08/30/2017	05/31/2022	15,000	465	Corporación de Fomento de la Producción CORFO
Banco Santander Chile	08/30/2021	05/31/2023	500	15	Corporación de Fomento de la Producción CORFO
Banco Bice	12/30/2021	04/30/2023	500	15	Corporación de Fomento de la Producción CORFO
Banco Bice	12/30/2022	04/30/2024	15,000	465	Corporación de Fomento de la Producción CORFO

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-132

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 24 - Equity

a) Movements in equity accounts and reserves (attributable to the equity holders of the Bank):

As of December 31, 2021, 2020 and 2019, the paid-in capital of the Bank is represented by common shares subscribed and paid, with no par value, and its motion presented below:

	Common shares
	2021	2020	2019
	(number)	(number)	(number)
Issued as of January 1,	512,406,760,091	512,406,760,091	512,406,760,091
Issuance of paid shares	461,111,111,111	—	—
Increase in share for Itaú-Corpbanca business combination	—	—	—
Issuance of shares pending payment	—	—	—
Repurchase of own shares	—	—	—
Sale of own shares	—	—	—
Issued as of December 31,	973,517,871,202	512,406,760,091	512,406,760,091

●	Subscribed and paid shares

As of December 31, 2021, the Banks capital is represented by 973,517,871,202 ordinary shares subscribed and paid, without par value, for a total of MCh$2,688,131. During 2021 the Bank carried out a capital increase process, where by 461,111,111,111 ordinary shares were issued at a price of Ch$1.80 per share (see note 3 Significant events with respect to the capital increase). As of December 31, 2020 and 2019, the Bank has a capital in the amount of MCh$1,862,826, consisting of 512,406,760,091 common shares subscribed and paid, with no par value.

●	Purchase and sale of own shares

During the years ended December 31, 2021, 2020 and 2019 there were no transactions to buy and sell shares of own issuance.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-133

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 24 – Equity, continued

●	List of major shareholders

The shareholders list as of December 31, 2021, 2020 and 2019, is as follows:

	Shares
	2021		2020		2019
	Number of	Ownership	Number of	Ownership	Number of	Ownership
Company name or shareholder name	shares	%	shares	%	shares	%
Itaú Unibanco	551,015,065,630	56.60%	200,966,823,626	39.22%	195,408,043,473	38.14%
Itaú Unibanco Holding S.A.(1)	256,035,852,654	26.30%	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participaçoes Ltda.	242,989,430,571	24.96%	62,567,655,359	12.21%	57,008,875,206	11.13%
CGB II SpA	24,277,201,538	2.49%	10,908,002,836	2.13%	10,908,002,836	2.13%
CGB III SpA	4,006,137,826	0.41%	1,800,000,000	0.35%	1,800,000,000	0.35%
Saga II SpA	15,579,424,880	1.60%	7,000,000,000	1.37%	7,000,000,000	1.37%
Saga III SpA	8,127,018,161	0.83%	3,651,555,020	0.71%	3,651,555,020	0.71%

Saieh Family	139,150,760,455	14.29%	140,835,760,455	27.49%	146,394,540,608	28.57%
Corp Group Banking S.A. (2)	134,442,850,073	13.81%	136,127,850,073	26.57%	136,127,850,073	26.57%
Compañía Inmobiliaria y de Inversiones Saga SpA	4,707,910,382	0.48%	4,707,910,382	0.92%	10,266,690,535	2.00%

International Finance Corporation	18,974,820,165	1.95%	17,017,909,711	3.32%	17,017,909,711	3.32%

Others	264,377,224,952	27.16%	153,586,266,299	29.97%	153,586,266,299	29.97%
Stock brokers	140,668,223,148	14.45%	80,382,817,848	15.69%	63,397,824,244	12.37%
ADR holders and foreign investors	54,904,718,599	5.64%	35,127,077,810	6.86%	50,376,882,652	9.83%
Local institutional investors	57,548,753,873	5.91%	25,351,261,131	4.95%	27,989,426,434	5.46%
Santo Domingo Group	—	—%	—	—%	11,822,132,969	2.31%
Other minority shareholders	11,255,529,332	1.16%	12,725,109,510	2.47%	—	—%
Totals	973,517,871,202	100%	512,406,760,091	100%	512,406,760,091	100%

(1)Includes 103,736,846,776 shares owned by ITB Holding Brasil Participações Ltda. under custody.

(2)Includes 36,000,000 shares owned by Corp Group Banking S.A. under custody.

b)    Dividends

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 18, 2021 given the situation of loss as of December 31,2020, there was no distribution of profits.

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 18, 2020, the shareholders agreed to distribute net income for MCh$127,065 representing 100% of the profits for 2019 (as filed with the CMF).

	Income	Allocated to
	attributable to	reserves and				Dividend per
	equity holders	retained	Allocated to	Percentage		share
Years	(*)	earnings (*)	dividends	distributed	Number of shares	(in pesos)
	MCh$	MCh$	MCh$	%
Year 2020 (Shareholders’ Meeting June 2021)	(925,479)	(156,342)	—	0%	512,406,760,091	—
Year 2019 (Shareholders’ Meeting March 2020)	127,065	—	127,065	100%	512,406,760,091	0.24798

(*)   According to the Consolidated Financial Statements filed with the CMF.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-134

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 24 – Equity, continued

As of December 31, 2021, 2020 and 2019, the basic earnings and diluted earnings are as follows:

	As of and for the years ended December 31,
	2021		2020		2019
	N° of Shares	Amount	N° of Shares	Amount	N° of Shares	Amount
	Millions	MCh$	Millions	MCh$	Millions	MCh$
Basic earnings per share
Net income for the year	—	273,410	—	(808,784)	—	113,684
Weighted average number of outstanding shares	598,861	—	512,407	—	512,407	—
Assumed convertible debt conversion	—	—	—	—	—	—
Adjusted number of outstanding shares	598,861	—	512,407	—	512,407	—
Basic earnings per share (Chilean pesos)	—	0.457	—	(1.578)	—	0.222
Diluted earnings per share
Net income for the year	—	273,410	—	(808,784)	—	113,684
Weighted average number of outstanding shares	598,861	—	512,407	—	512,407	—
Dilutive effects
Assumed convertible debt conversion	—	—	—	—	—	—
Conversion of common shares	—	—	—	—	—	—
Options rights	—	—	—	—	—	—
Adjusted number of shares	598,861	—	512,407	—	512,407	—
Diluted earnings per share (Chilean pesos)	—	0.457	—	(1.578)	—	0.222

During the years ended December 31, 2021, 2020 and 2019, there were no dilutive effects.

c)    Valuation accounts

Financial instruments at FVTOCI: It includes accumulated net changes in the fair value of investments at FVTOCI for the years ended on December 31, 2021, 2020 and 2019

Hedge of net investment in foreign operations: Corresponds to adjustments for hedges of net investments in foreign operations.

Cash flows hedge: It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results of the period.

Exchange differences on investments in Colombia and New York branch: It includes the effects of converting the financial statements of the New York branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Bank Itaú Corpbanca (Chilean peso).

Defined benefits obligations: This includes the effects of complying with IAS 19 “Employees Benefit”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-135

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 24 – Equity, continued

The following are the equity effects and income taxes for years ended December 31, 2021, 2020 and 2019:

				Exchange
				differences on
			Hedge of net	investment in
	Debt		investments in	Colombia and	Defined	Equity
	instruments	Cash flow	foreign	New York	benefits	instruments
As of December 31, 2021	at FVTOCI	hedge	operations	branch	obligations	at FVTOCI	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other comprehensive income (loss) before income taxes
Opening balances as of January 1, 2021	33,154	(8,621)	63,339	(26,829)	(8,116)	1,660	54,587
Effects for the year	(163,038)	49,321	(28,239)	51,032	2,969	(420)	(88,375)
Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Colombia hedge	—	—	(60,847)	—	—	—	(60,847)
Ending balances as of December 31, 2021	(129,884)	40,700	(25,747)	24,203	(5,147)	1,240	(94,635)

Income taxes related to components of other comprehensive income (loss)
Opening balances as of January 1, 2021	(12,760)	(2,067)	(15,168)	—	2,232	—	(27,763)
Effects for the period	9,455	(18,804)	17,331	—	(238)	—	7,744
Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Colombia hedge	—	—	16,686	—	—	—	16,686
Ending balances as of December 31, 2021	(3,305)	(20,871)	18,849	—	1,994	—	(3,333)
Net balances as of December 31, 2021	(133,189)	19,829	(6,898)	24,203	(3,153)	1,240	(97,968)

				Exchange
				differences on
			Hedge of net	investment in
	Debt		investments	Colombia and	Defined		Equity
	instruments	Cash flow	in foreign	New York	benefits		instruments
As of December 31, 2020	at FVTOCI	hedge	operations	branch	obligations		at FVTOCI	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$
Other comprehensive income (loss) before income taxes
Opening balances as of January 1, 2020	37,484	(822)	(17,383)	37,328	(6,484)	—	1,739	51,862
Effects for the year	(4,330)	(7,799)	80,722	(64,169)	(1,632)		310	3,102
Transferof hain on disponsal of equity investments at fair value through other comprehensive income to retainedearnings	—	—	—	12	—		(389)	(377)
Ending balances as of December 31, 2020	33,154	(8,621)	63,339	(26,829)	(8,116)		1,660	54,587

Income taxes related to components of other comprehensive income (loss)
Opening balances as of January 1, 2020	(12,705)	(465)	6,627	—	1,798	—	—	(4,745)
Effects for the year	(55)	(1,602)	(21,795)	—	434		—	(23,018)
Ending balances as of December 31, 2020	(12,760)	(2,067)	(15,168)	—	2,232		—	(27,763)

Net balances as of December 31, 2020	20,394	(10,688)	48,171	(26,829)	(5,884)		1,660	26,824

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-136

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 24 – Equity, continued

				Exchange
				differences on
			Hedge of net	investment
	Debt		investments	in Colombia	Defined	Equity
	instruments	Cash flow	in foreign	and New York	benefits	instruments
As of December 31, 2019	at FVTOCI	hedge	operations	branch	obligations	at FVTOCI	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other comprehensive income (loss) before income taxes
Opening balances as of January 1, 2019	16,459	5,559	29,403	(19,119)	(3,236)	1,334	30,400
Effects for the year	21,025	(6,381)	(46,786)	56,487	(3,248)	540	21,637
Transferof hain on disponsal of equity investments at fair value through other comprehensive income to retainedearnings	—	—	—	(40)	—	(135)	(175)
Ending balances as of December 31, 2019	37,484	(822)	(17,383)	37,328	(6,484)	1,739	51,862

Income taxes related to components of other comprehensive income (loss)
Opening balances as of January 1, 2019	(6,904)	(280)	(7,746)	—	689	—	(14,241)
Effects for the year	(5,801)	(185)	14,373	—	1,109	—	9,496
Ending balances as of December 31, 2019	(12,705)	(465)	6,627	—	1,798	—	(4,745)

Net balances as of December 31, 2019	24,779	(1,287)	(10,756)	37,328	(4,686)	1,739	47,117

d)    Reserves

This item includes “Reserves from earnings” and “Other non-earnings reserves”.

Reserves from earning includes reserves from Banco Itaú Chile before the business combination which as of December 31, 2020 amounted to MCh$451,011 this reserves were absorbed by the loss recognized for the year ended on December 31,2020.

Reserves from “Other non-earnings reserves” as of December 31, 2020 included the adjustments recorded as a result of the business combination between Banco Itaú Chile and Corpbanca for MCh$744,838. Part of this reserves were absorbed by the loss recognized for the year ended on December 31,2020. amounting to MCh$451,011 as of December 31, 2021.

e)    Retained earnings from prior years

This item includes MCh$273,672 to profits recorded for the years ended December 31, 2021, for the year ended on 2020 no earnings where recorded due to the loss situations presented.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-137

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 24 – Equity, continued

f)    Non-controlling interest

This corresponds to the net amount of equity in the consolidated subsidiaries attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the year is detailed as follows:

As of December 31, 2021				Other Comprehensive Income
						Hedge of
					Exchange	net
				Financial	differences	investment	Cash	Defined		Total other	Total
	Non-		Net	instruments at	on	in foreign	flows	benefits	Deferred	comprehensive	comprehensive
Subsidiaries	controlling	Equity	income	FVTOCI (1)	translation	operations	hedge	obligations	Tax	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A. (1)	20.015%	486	74	—	—	—	—	—	—	—	74
Itaú Corpbanca Colombia S.A. and subsidiaries	12.900%	77,225	2,753	(3,474)	8,189	1,817	(3,051)	440	1,876	5,797	8,550
Totals		77,711	2,827	(3,474)	8,189	1,817	(3,051)	440	1,876	5,797	8,624
(1)	Financial instruments at FVTOCI include debt instruments for MCh$3,410 and equity instruments MCh$64 loss.

As of December 31, 2020				Other Comprehensive Income
						Hedge of
					Exchange	net
				Financial	differences	investment	Cash	Defined		Total other	Total
	Non-		Net	instruments at	on	in foreign	flows	benefits	Deferred	comprehensive	comprehensive
Subsidiaries	controlling	Equity	income	FVTOCI (1)	translation	operations	hedge	obligations	Tax	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A. (1)	20.015%	404	(33)	—	—	—	—	—	—	—	(33)
Itaú Corpbanca Colombia S.A. and subsidiaries	12.900%	68,683	(17,338)	(3,859)	(7,602)	—	2,117	1,629	(272)	(7,987)	(25,325)
Totals		69,087	(17,371)	(3,859)	(7,602)	—	2,117	1,629	(272)	(7,987)	(25,358)
(1)	Financial instruments at FVTOCI include debt instruments for MCh$3,807 and equity instruments MCh$52 loss.

As of December 31, 2019				Other Comprehensive Income
Hedge of
					Exchange	net
				Financial	differences	investment	Cash	Defined		Total other
	Non-		Net	instruments at	on	in foreign	Flows	benefits	Deferred	comprehensive	Comprehensive
Subsidiaries	controlling	Equity	income	FVTOCI (2)	translation	operations	hedges	obligations	Tax	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.015%	478	125	—	—	—	—	—	—	—	125
Itaú Corpbanca Colombia S.A. and subsidiaries (1)(2)	12.900%	93,967	10,713	952	17,368	—	(411)	(1,184)	331	17,056	27,769
Itaú Corredores de Seguros S.A.	—%	—	—	—	—	—	—	—	—	—	—
Totals		94,445	10,838	952	17,368	—	(411)	(1,184)	331	17,056	27,894
(1)	Financial instruments at FVTOCI include debt instruments for MCh$678 loss and equity instruments MCh$274 gain.
(2)	On December 3, 2019, after obtaining regulatory approvals from banking supervisors in Chile, Colombia and Brazil, Itaú Corpbanca completed the acquisition of the Itaú Corpbanca Colombia shares owned by Helm LLC and Kresge Stock Holding Company Inc. As a result of these acquisitions, Itaú Corpbanca owns approximately 87.10% of the shares of Itaú Corpbanca Colombia.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-138

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 24 – Equity, continued

The following table shows the non-controlling interest movements for the year ended December 31, 2021, 2020 and 2019:

	As of December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
Opening balances as of January 1,	69,087	94,445	218,082
Increase participation in Colombia	—	—	(151,531)
Comprehensive income	8,624	(25,358)	27,894
Ending balances as of December 31,	77,711	69,087	94,445

Details for the main subsidiary of Itaú Corpbanca with non-controlling interest are as follows:

		As of December 31,
		2021		2020
		Group	Non-controlling	Group	Non-controlling
Entity Name	Country	participation	participation	participation	participation
Itaú Corpbanca Colombia S.A. and subsidiaries	Colombia	87.100%	12.90%	87.100%	12.900%

Summarized financial information for the main subsidiary with non-controlling interest, is as follows:

	As of December 31,
Summary Statements of Financial Position	2021	2020
	MCh$	MCh$
Current assets	6,084,224	5,177,419
Current liabilities	(4,021,720)	(3,184,281)
Net current assets (liabilities)	2,062,504	1,993,138

Non-current assets	712,102	856,927
Non-current liabilities	(2,203,537)	(2,286,951)
Net non-current assets (liabilities)	(1,491,435)	(1,430,024)

Total net assets (liabilities)	571,069	563,114

Accumulated non-controlling interest	77,225	68,683

	For the years ended December 31,
Summary Income Statements	2021	2020
	MCh$	MCh$
Interest income and readjustments	341,292	418,477
Income for the year	7,210	(101,498)
Non-controlling interests income	2,753	(17,338)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-139

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 24 – Equity, continued

	For the years ended December 31,
Summary Cash Flows Statements	2021	2020
	MCh$	MCh$

Net cash flows provided by (used in) operating activities	638,437	(109,188)
Net cash flows provided by (used in) investing activities	35,840	27,673
Net cash flows provided by (used in) financing activities	43,822	74,137
Net increase (decrease) in cash flows	718,099	(7,378)

g) Consolidated comprehensive income for the years ended December 31, 2021, 2020 and 2019

	2021
	Equity holders	Non-controlling
Concepts	of the Bank	interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the year	273,410	2,827	276,237
Other comprehensive income (loss) before income taxes
Debt instruments at fair value through other comprehensive income	(163,038)	(3,410)	(166,448)
Hedge of net investment in foreign operations	(28,239)	1,817	(26,422)
Cash flows hedge	49,321	(3,051)	46,270
Exchange differences	51,032	8,189	59,221
Changes in the fair value of equity investments at fair value through other comprehensive income	(420)	(64)	(484)
Defined benefits obligation	2,969	440	3,409
Subtotals	(88,375)	3,921	(84,454)
Income taxes
Debt instruments at fair value through other comprehensive income	9,455	1,114	10,569
Hedge of net investment in foreign operations	17,331	1,086	18,417
Cash flows hedge	(18,804)	(288)	(19,092)
Defined benefits obligation	(238)	(36)	(274)
Subtotals	7,744	1,876	9,620
Other comprehensive loss for the year	(80,631)	5,797	(74,834)
Comprehensive loss for the year	192,779	8,624	201,403

	2020
	Equity holders	Non-controlling
Concepts	of the Bank	interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the year	(808,784)	(17,371)	(826,155)
Other comprehensive income (loss) before income taxes
Debt instruments at fair value through other comprehensive income	(4,330)	(3,905)	(8,235)
Hedge of net investment in foreign operations	80,722	—	80,722
Cash flows hedge	(7,799)	2,117	(5,682)
Exchange differences	(64,169)	(7,602)	(71,771)
Changes in the fair value of equity investments at fair value through other comprehensive income	310	46	356
Defined benefits obligation	(1,632)	1,629	(3)
Subtotals	3,102	(7,715)	(4,613)
Income taxes
Debt instruments at fair value through other comprehensive income	(55)	1,613	1,558
Hedge of net investment in foreign operations	(21,795)	—	(21,795)
Cash flows hedge	(1,602)	(1,432)	(3,034)
Defined benefits obligation	434	(453)	(19)
Subtotals	(23,018)	(272)	(23,290)
Other comprehensive income for the year	(19,916)	(7,987)	(27,903)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-140

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Comprehensive income for the year	(828,700)	(25,358)	(854,058)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-141

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 24 – Equity, continued

	2019
	Equity holders	Non-controlling
Concepts	of the Bank	interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the year	113,684	10,838	124,522
Other comprehensive income (loss) before income taxes
Debt instruments at fair value through other comprehensive income	21,025	678	21,703
Hedge of net investment in foreign operations	(46,786)	—	(46,786)
Cash flow hedge	(6,381)	(411)	(6,792)
Exchange differences	56,487	17,368	73,855
Changes in the fair value of equity investments at fair value through other comprehensive income	540	274	814
Defined benefits obligation	(3,248)	(1,184)	(4,432)
Subtotals	21,637	16,725	38,362
Income taxes
Debt instruments at fair value through other comprehensive income	(5,801)	(125)	(5,926)
Hedge of net investment in foreign operations	14,373	—	14,373
Cash flow hedge	(185)	23	(162)
Defined benefits obligation	1,109	433	1,542
Subtotals	9,496	331	9,827
Other comprehensive income (loss) for the year	31,133	17,056	48,189
Comprehensive income (loss) for the year	144,817	27,894	172,711

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-142

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 25 - Interest Income and Interest Expense

This item comprises interest accrued in the year by all financial assets and liabilities, interest income and expenses, whose implicit or explicit performance is measured by applying the effective interest rate method, independently if these are measured at fair value, as well as the effects from accounting hedges, which are part of the interest income and expenses included in the Consolidated Statement of Income (Loss) for the year.

a)    The composition of interest income and inflation-indexing for the years ended December 31, 2021, 2020 and 2019 is as follows:

	For the years ended December 31,
	2021			2020			2019
		Inflation			Inflation			Inflation
	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under agreements to resell	3,712	—	3,712	3,567	—	3,567	4,996	(2)	4,994
Interbank loans	621	—	621	1,541	—	1,541	4,361	—	4,361
Commercial loans	610,371	269,316	879,687	732,791	116,425	849,216	850,212	119,461	969,673
Mortgage loans	190,326	324,732	515,058	189,833	116,993	306,826	202,945	107,352	310,297
Consumer loans	304,385	191	304,576	323,836	130	323,966	379,030	135	379,165
Financial investments	45,629	44,918	90,547	58,083	20,955	79,038	79,114	15,539	94,653
Other interest income	10,575	6,355	16,930	7,624	1,821	9,445	17,588	2,543	20,131
Gain (loss) from accounting hedges (*)	39,475	(163,104)	(123,629)	25,980	(49,905)	(23,925)	(9,634)	—	(9,634)
Totals	1,205,094	482,408	1,687,502	1,343,255	206,419	1,549,674	1,528,612	245,028	1,773,640

b)    For the years ended December 31, 2021, 2020 and 2019, the detail of the amount of interest and inflation-indexation adjustment expense is as follows:

	For the years ended December 31,
	2021			2020			2019
		Inflation			Inflation			Inflation
	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(30,027)	(1,185)	(31,212)	(46,530)	(312)	(46,842)	(52,181)	(220)	(52,401)
Obligations under repurchase agreements	(5,784)	(5)	(5,789)	(8,621)	(1)	(8,622)	(26,349)	—	(26,349)
Time deposits and other time liabilities	(152,854)	(19,436)	(172,290)	(254,633)	(7,764)	(262,397)	(369,048)	(8,560)	(377,608)
Interbank borrowings	(29,127)	—	(29,127)	(55,541)	—	(55,541)	(81,557)	—	(81,557)
Debt instruments issued	(200,692)	(329,961)	(530,653)	(200,911)	(129,539)	(330,450)	(212,346)	(130,127)	(342,473)
Other financial liabilities	(49)	—	(49)	(215)	—	(215)	(501)	—	(501)
Lease obligations	(3,725)	—	(3,725)	(4,923)	4	(4,919)	(5,034)	(92)	(5,126)
Other Interest expense	(68)	(14,948)	(15,016)	(84)	(7,543)	(7,627)	(79)	(3,227)	(3,306)
Gain (loss) from hedge accounting (*)	76,666	—	76,666	33,376	—	33,376	16,099	—	16,099
Totals	(345,660)	(365,535)	(711,195)	(538,082)	(145,155)	(683,237)	(730,996)	(142,226)	(873,222)

(1)    The inflation indexation adjustment is the result of changes in the Unidades de Fomento (“UF”). The UF is an inflation-index Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the Official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense respectively.

(*)    The mark to market adjustments are presented in this line for hedging derivatives used in hedging of assets except in the case of foreign currency hedges and cash flow hedges (cross-currency), their all-in mark to market adjustment is included in the foreign exchange gain (losses) (see Note 28 “Net foreign exchange income (losses)”).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-143

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 26 - Fee and Commission Income and Expense

This item comprises the amount of all commissions accrued and paid in the year, except for those that form an integral part of the effective interest rate of the financial instruments.

a)    Fee and commission income

This item comprises the financial income for the year corresponding to remunerations generated by the services rendered by the Bank and its subsidiaries and corresponds to the following items:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	2,571	1,990	1,553
Fees and commissions from guarantees and letters of credit	19,261	20,043	15,147
Fees and commissions from card services	70,292	58,359	75,574
Fees and commissions from accounts management	12,132	12,438	15,406
Fees and commissions from collections and payments	25,435	24,419	23,921
Fees and commissions from brokerage and securities management	9,407	9,365	9,844
Fees and commissions from asset management	21,944	23,086	25,845
Compensation for insurance brokerage	35,783	30,097	35,783
Investment banking and advisory fees	9,250	7,471	20,657
Fees and commissions from student loans ceded	5,649	5,639	5,735
Commissions on loan transactions	668	742	893
Commissions for mortgage loans	81	39	1,300
Other fees from services rendered	8,780	6,838	10,321
Other commissions earned	5,556	3,852	2,217
Totals	226,809	204,378	244,196

b)    Fee and commission expense

This item includes expenses for commissions accrued during the year from operations, and corresponds to the following items:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
Compensation for cards transactions	(42,191)	(38,822)	(55,232)
Fees and commissions for securities transactions	(4,128)	(4,660)	(2,716)
Commissions paid for foreign trade transactions	(2,771)	(2,438)	(2,300)
Commissions paid for customer loyalty program benefits	(17,307)	(11,082)	(3,725)
Commissions paid for services to customers management	(1,748)	(1,808)	(3,905)
Other commissions paid	(5,122)	(4,569)	(1,914)
Totals	(73,267)	(63,379)	(69,792)

Commissions earned on loans with mortgage finance bonds are recorded in the Consolidated Statement of Income (Loss) under “Interest income.”

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-144

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 26 - Fee and Commission Income and Expense, continued

c)    Below are the income and expenses for commissions generated by segment and the revenue recognition calendar for ordinary activities, for the year ended December 31, 2021 according to IFRS 15.

				Revenue recognition calendar
	Segments			for ordinary activities
						Transferred
				Transferred		at a point in	Accrual
	Chile	Colombia	Total	over time		time	model
	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	2,438	133	2,571	2,571	—	—	—
Fees and commissions from guarantees and letters of credit	15,924	3,337	19,261	19,261		—	—
Fees and commissions from card services	47,153	23,139	70,292	—		70,292	—
Fees and commissions from accounts management	9,926	2,206	12,132	—		12,132	—
Fees and commissions from collections and payments	12,588	12,847	25,435	—		11,516	13,919
Fees and commissions from brokerage and securities management	2,402	7,005	9,407	—		9,407	—
Fees and commissions from asset management	13,668	8,276	21,944	—		21,944	—
Compensation for insurance brokerage	34,711	1,072	35,783	—		1,072	34,711
Investment banking and advisory fees	9,070	180	9,250	1,068		8,182	—
Fees and commissions from student loans ceded	5,649	—	5,649	—		5,649	—
Commissions on loan transactions	537	131	668	—		668	—
Commissions for mortgage loans	81	—	81	—		81	—
Other commissions earned	10,268	4,068	14,336	—		14,336	—
Totals	164,415	62,394	226,809	22,900		155,279	48,630

				Revenue recognition calendar
	Segments			for ordinary activities
					Transferred
				Transferred	at a point in	Accrual
	Chile	Colombia	Total	over time	time	model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Compensation for cards transactions	(16,735)	(25,456)	(42,191)	—	(42,191)	—
Fees and commissions for securities transactions	(3,145)	(983)	(4,128)	—	(4,128)	—
Commissions paid for foreign trade transactions	(2,771)	—	(2,771)	—	(2,771)	—
Commissions paid for customer loyalty program benefits	(12,197)	(5,110)	(17,307)	—	(17,307)	—
Commissions paid for services to customers management	(737)	(1,011)	(1,748)	—	(1,748)	—
Other commissions paid	(2,508)	(2,614)	(5,122)	—	(5,122)	—
Totals	(38,093)	(35,174)	(73,267)	—	(73,267)	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-145

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 27 - Net Income (Expense) from Financial Operations

This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof.

Net income (expense) from financial operations in the Consolidated Statements of Income for the year is as follows:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
Trading instruments (securities)	(16,517)	23,696	17,287
Financial derivative contracts (trading)	77,172	40,714	77,040
Sale of loans and accounts receivable from customers (*)	12,132	6,476	14,588
Net gain on sale of financial instruments at fair value through other comprehensive income	(31,591)	58,092	35,489
Net result of ineffectiveness and discontinuation of hedge accounting	3,844	(19,890)	(2,597)
Others	10,870	1,799	1,827
Totals	55,910	110,887	143,634

(*)    See details Note 10, letter d.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-146

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 28 - Net Foreign Exchange Gain (Loss)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in foreign currency at the time of their disposal. Net foreign exchange gains (losses) details are as follows:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
Net foreign exchange gain (loss)
Gain (loss) on net foreign currency exchange positions	145,429	(50,822)	37,404
Other foreign currency exchange gains (losses)	1,476	2,651	4,128
Subtotals	146,905	(48,171)	41,532
Net exchange rate adjustments gain (loss)
Adjustments for loans and accounts receivable from customers	1,610	(538)	702
Adjustment for other assets and liabilities	(12)	(4)	2
Net gain (loss) from hedge accounting	662	(25,751)	(14,610)
Subtotals	2,260	(26,293)	(13,906)
Totals	149,165	(74,464)	27,626

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-147

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 29 - Provisions for Impairment of Financial Assets

The movement registered in income for the year related to allowances and impairment due to credit risk, for the year ended December 31, 2021, 2020 and 2019, is summarized as follows:

					Financial	Financial
	Interbank	Loans and accounts receivable from customers at amortized cost			instruments at	instruments at	Contingent
2021	loans	Commercial	Mortgage	Consumer	FVTOCI	amortized cost	loans	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loss for provisions established	(695)	(325,135)	(33,926)	(229,200)	(225)	(121)	(17,248)	(606,550)
Income for provisions released	388	162,388	11,664	77,778	487	95	27,795	280,595
Recovery of loans previously charged-off	—	22,865	5,500	35,150	—	—	—	63,515
Net charge to income	(307)	(139,882)	(16,762)	(116,272)	262	(26)	10,547	(262,440)

					Financial	Financial
	Interbank	Loans and accounts receivable from customers at amortized cost			instruments at	instruments at	Contingent
2020	loans	Commercial	Mortgage	Consumer	FVTOCI	amortized cost	loans	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loss for provisions established	(10)	(541,857)	(27,516)	(223,664)	(250)	(86)	(16,366)	(809,749)
Income for provisions released	218	173,955	9,667	86,312	1,649	9	10,861	282,671
Recovery of loans previously charged-off	—	25,511	2,558	32,779	—	—	—	60,848
Net charge to income	208	(342,391)	(15,291)	(104,573)	1,399	(77)	(5,505)	(466,230)

					Financial	Financial
	Interbank	Loans and accounts receivable from customers at amortized cost			instruments at	instruments at	Contingent
2019	loans	Commercial	Mortgage	Consumer	FVTOCI	amortized cost	loans	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loss for provisions established	(507)	(423,043)	(35,031)	(279,002)	(2,223)	(9)	(25,577)	(765,392)	(*)
Income for provisions released	765	178,243	9,102	89,247	19	—	46,673	324,049	(*)
Recovery of loans previously charged-off	—	22,213	2,791	33,661	—	—	—	58,665
Net charge to income	258	(222,587)	(23,138)	(156,094)	(2,204)	(9)	21,096	(382,678)
(*)	The amounts in the Consolidated Statements of Cash Flows for the year are as follows:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
Charge to income for provisions established	606,550	809,749	765,392
Credit to income for provisions used	(280,595)	(282,671)	(324,049)
	325,955	527,078	441,343

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-148

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 29 - Provisions for Impairment of Financial Assets, continued

The detail by type of loans, analyzed collectively and individually, which were constituted and released by way of provision, is as follows:

		As of December 31, 2021
	Note	Provision established	Provision released	Totals
		MCh$	MCh$	MCh$
Commercial		(325,135)	162,388	(162,747)
Mortgage		(33,926)	11,664	(22,262)
Consumer		(229,200)	77,778	(151,422)
Subtotals	10	(588,261)	251,830	(336,431)
Interbank loans, net	9	(695)	388	(307)
Totals		(588,956)	252,218	(336,738)

		As of December 31, 2020
	Note	Provision established	Provision released	Totals
		MCh$	MCh$	MCh$
Commercial		(541,857)	173,955	(367,902)
Mortgage		(27,516)	9,667	(17,849)
Consumer		(223,664)	86,312	(137,352)
Subtotals	10	(793,037)	269,934	(523,103)
Interbank loans, net	9	(10)	218	208
Totals		(793,047)	270,152	(522,895)

		As of December 31, 2019
		Provisions established
	Note	Provision established	Provision released	Totals
		MCh$	MCh$	MCh$
Commercial		(423,043)	178,243	(244,800)
Mortgage		(35,031)	9,102	(25,929)
Consumer		(279,002)	89,247	(189,755)
Subtotals	10	(737,076)	276,592	(460,484)
Interbank loans, net	9	(507)	765	258
Totals		(737,583)	277,357	(460,226)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-149

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 30 - Personnel Salaries and Expenses

Personnel salaries expenses for the years ended December 31, 2021, 2020 and 2019 are broken down as follows:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
Personnel compensation	(180,671)	(185,677)	(181,431)
Bonuses or gratifications	(79,945)	(68,154)	(82,129)
Compensation for years of service	(24,402)	(17,292)	(12,830)
Training expenses	(1,174)	(931)	(825)
Health and life insurance	(1,052)	(2,831)	(2,910)
Other personnel expenses	(19,476)	(17,306)	(18,084)
Totals	(306,720)	(292,191)	(298,209)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-150

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 31 - Administrative Expenses

For the years ended as of December 31, 2021, 2020 and 2019, the composition of this item is as follows:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
Administrative expenses	(180,479)	(181,514)	(177,919)
Maintenance and repair of fixed assets	(33,288)	(32,637)	(35,213)
Insurance payments	(18,320)	(17,428)	(16,389)
Office supplies	(1,315)	(1,756)	(1,679)
IT and communications expenses	(55,436)	(53,839)	(47,878)
Utilities and other services	(3,545)	(3,931)	(4,558)
Security and transportation of securities services	(5,694)	(6,754)	(5,232)
Representation and personnel travel expenses	(846)	(1,263)	(3,345)
Legal and notarial expenses	(19,419)	(21,675)	(20,384)
Technical report fees	(21,865)	(13,180)	(13,647)
Professional services fees	(1,581)	(1,629)	(1,656)
Fees for classification of titles		—	—
Fines	(211)	(133)	(1,947)
ATM maintenance and management services	(1,057)	(2,460)	(2,436)
Temporary external services	(576)	(372)	(1,032)
Postage and mailing expenses	(1,891)	(1,752)	(1,110)
Internal events	(566)	(330)	(648)
Commercial programs	—	(706)	(1,246)
Credit card management services	(1,892)	(1,180)	(4,051)
Other administrative expenses	(12,977)	(20,489)	(15,468)

Subcontracted services	(30,354)	(28,539)	(22,134)
Data processing	(11,237)	(10,929)	(12,990)
Products sales	(1,371)	(865)	—
Others	(17,746)	(16,745)	(9,144)

Board of Directors compensation	(1,358)	(1,310)	(1,350)

Marketing and advertising	(12,937)	(11,914)	(13,353)

Real estate taxes, contributions and levies	(32,842)	(34,476)	(34,125)
Real estate taxes	(305)	(347)	(286)
Patents	(1,361)	(1,353)	(1,206)
Contributions to CMF	(8,985)	(9,116)	(8,166)
Other taxes (*)	(22,191)	(23,660)	(24,467)
Totals	(257,970)	(257,753)	(248,881)

(*)    These amounts primarily correspond to taxes other than income taxes that affect Itaú Corpbanca Colombia and its subsidiaries (Colombian segment). These are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-151

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment

a)    Depreciation and amortization

The amounts corresponding to charges to results for depreciation and amortization for the years ended December 31, 2021, 2020 and 2019, are detailed below:

		For the years ended December 31,
	Notes	2021	2020	2019
		MCh$	MCh$	MCh$
Depreciation of property, plant and equipment	14	(18,608)	(21,826)	(21,169)
Amortization of intangible assets	13	(55,791)	(74,625)	(74,140)
Depreciation of assets for right to use of assets	15	(27,184)	(29,993)	(31,857)
Totals		(101,583)	(126,444)	(127,166)

b)    Impairment

For the years ended December 31, 2021, 2020 and 2019, the composition of this item is as follows:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
Impairment of financial investments at FVOCI	—	—	—
Impairment of financial investments at amortized cost	—	—	—
Subtotal financial assets	—	—	—
Impairment of intangible assets (1)	—	(38,849)	—
Impairment of intangibles generated in business combinations (2)	—	(113,911)	—
Impairment of goodwill (3)	—	(651,825)	—
Impairment of property, plant and equipment (4) (5) (6)	(91)	(10,294)	(728)
Subtotal Non-financial assets	(91)	(814,879)	(728)
Totals	(91)	(814,879)	(728)
(1)	Impairment of intangibles due to the integration of the systems in Chile: MCh$31,426 for systems and MCh$3,098 for projects. Also includes deterioration of systems and software in Colombia of MCh$4,325.
(2)	Impairment of intangibles generated in business combinations includes MCh$113,138 from Itaú Corpbanca Colombia and MCh$773 from Itaú Corredor de Seguros Colombia.
(3)	Impairment of Goodwill for MCh$412,356 in Chile CGU and MCh$239,469 in Colombia CGU.
(4)	For the year ended December 31, 2020 an impairment of ATM equipment for MCh$24 was recorded.
(5)	For the year ended December 31, 2020 an impairment of fixed assets due to restructuring plan for MCh$867 was recorded.
(6)	For the year ended December 31, 2020 an impairment of improvements in leased properties due to restructuring due to the restructuring plan for MCh$9,403 was recorded.

The Bank has defined two CGUs: CGU Chile (Itaú Corpbanca and its Chileans subsidiaries and subsidiary allocated in New York) and CGU Colombia (Itaú Corpbanca Colombia and its subsidiaries and Itaú Corredores de Seguros S.A.). These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by the Executive Committee (C-suite) because their contributions to the consolidated entity may be identified independently. It is worth mentioning that these CGUs are consistent with the Bank’s operating segments (see Note 4).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-152

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment, continued

Carrying amount of these CGUs, in a pre-taxes basis before impairment losses recognition, is as follows:

	As of December 31,
CGU	2021	2020
	MCh$	MCh$
Chile	2,321,096	2,419,497
Colombia	688,285	949,717

b.1) Goodwill impairment test as of December 31, 2021

i) Impairment test results

CGU Chile
Goodwill	MM$
Balances as of January 01, 2021	492,512
Conversion difference	—
Impairment	—
Balances as of December 31, 2021	492,512

ii)  Methodology used by the Bank

Consistent with prior years, the recoverable amounts of the Chilean and Colombian CGUs have been determined using the discounted dividend model methodology. This methodology considers the cash flow that would be generated by the dividends distributed to shareholders over a perpetual projection horizon, discounted at their cost rate projection horizon, discounted at their cost of capital rate at the valuation date. In this way, it is possible to economic value of equity can be estimated using dividend flow projections derived from financial budgets and other approved assumptions financial budgets and other assumptions approved by management.

In its process to perform the impairment test of Goodwill, Management considered different sources of information, among which the following can be mentioned of information, among which the following can be mentioned:

●	Existing historical information for both banks post-merger and if relevant also pre-merger. The historical information was reconciled considering those events considered as one-time and non-recurring.
●	Budgets approved by Management.
●	Information from external sources, such as analysts’ reports, supervisors, Central Banks and press releases.
●	Observable market information, such as rate curves, inflation and growth projections.
●	The competitive strategy defined for both banks.
●	The projected funding structure and its impact on the Bank’s capital requirements and internal policy.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-153

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment, continued

iii)   Assumptions used in calculations of the recoverable amount

The key assumptions used in calculating the recoverable amount, defined as those to which the calculation is most sensitive, are presented below:

		As of December 31, 2021	As of December 31, 2020
		Chile
Perpetuity rate	(%)	5.20	5.20
Projected inflation rate	(%)	3.00	3.00
Discount rate	(%)	9.33	9.50
Loans growth	(%)	7,00 – 10,00	7,00 – 10,00
Solvency index limit	(%)	15,14 – 15,23	12,77 – 13,11

●	Projection period and perpetuity

For the year 2021 the flow projections were made for a period of 5 years until 2026 (2020 – 5 years). After this period, a present value of the flows for the year 2026 is calculated, projected to perpetuity using Gross Domestic Product growth rates aligned with those expected for the markets in which the CGUs described operate.

●	Loans and deposits

Loans and deposits were projected for the periods prior to perpetuity considering an annual increase of 7.30%. The deposit portfolio was projected in relation to the reciprocity established as a target, both concepts aligned with market growth expectations and target market share.

●	Net income

Projected net income was estimated based on the sensitization of GDP growth and the effects of inflation with respect to the banking industry, which resulted in a projected growth rate based on the product mix (consumer, housing and commercial loans) and the target market share established by management. The projection of funding costs is mainly determined by the average balances of demand deposits, time deposits and other liabilities.

●	Discount rate

The discount rate used was the Cost of Equity (Ke) in local currency, which was used to discount the cash flows of each CGU. This calculation considered a premium for country risk, where the CGUs maintain their operations.

●	Perpetuity rate

A perpetuity growth rate was considered in accordance with the rates observed in the market where each CGU operates. Consequently, they were constructed considering local inflation and nominal GDP growth projections.

●	Dividend payment

Dividend payments were made maximizing shareholder cash flows, taking as a restriction that the solvency indicator (ratio of technical equity to risk-weighted assets) should not be below the limits required by regulatory entities. Thus, a dividend for the Chilean CGU was considered to be 30% for the projected years and 50% in perpetuity.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-154

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment, continued

iv)  Impairment loss recognition

As a result of the impairment testing process described above, management concludes that the relation of the recoverable amount and its carrying amount for the Chile CGUs as of December 31, 2021, is as follow:

		As of December 31,
		2021	2020
		Chile	Chile
Recoverable Amount / Carrying Value	(%)	141.23	138.47

The recoverable amount for the CGU corresponds to the value in use, since it is the highest amount when comparing the fair value less costs to sell and the value in use.

As of December 31, 2021, Management has not identified an impairment charge that should be recognized in these Consolidated Financial Statements.

v) Reconciliation of rates before and after taxes.

The Bank has used the cost of equity (Ke) rate as the discount rate in its calculation of the recoverable amount, a rate that is observable after tax recoverable amount, a rate that is observable after tax. The following table shows the effect of considering the pre-tax cash flows and discount rate:

		As of December 31,
		2021	2020
		Chile	Chile
Discount rates	(%)	10.34	10.52
Recoverable amount/Carrying value	(%)	158.27	160.71

b.2) Impairment test results and impairment losses recognition as of June 30, 2020

i) Impairment test results

Impairmente of intangible assets (1)	CGU Chile	CGU Colombia	Totals
	MCh$	MCh$	MCh$
Goodwill impairment loss	448,273	246,663	694,936
Intangibles assets generated in a business combination impairment loss	—	113,911	113,911
Total impairment of Chile and Colombia CGUs	448,273	360,574	808,847

As reported in 2016 in the original recognition of the business combination between Banco Itaú Chile and Corpbanca, as described in Note 1, resulted in a registration of a goodwill not deductible for income tax purposes, therefore, the recognition of impairment loss does not generate effects on tax results. On the other hand, the intangibles assets generated in the business combination had an associated deferred tax liability of Ch$34,547 million, which generated an impact on income tax results equivalent to that amount, by recognizing the impairment. Considering the above, the effect on income net of taxes generated by the recognition of the impairment loss amounts to Ch$731,189 million, distributed between Ch$720,951 million attributable to the owners of the Bank and Ch$10,238 million attributable to non-controlling interest.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-155

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment, continued

ii)    Goodwill allocation

The Goodwill allocated to each of the identified CGUs generated in the reverse acquisition described in Note 1, section “General Information – Background of Itaú Corpbanca and subsidiaries”, and the movements experienced during the year, are presented below:

Goodwill	Chile CGU	Colombia CGU
	MCh$	MCh$
Balances as of January 1, 2020	940,785	253,546
Exchange differences	—	(6,883)
Impairment	(448,273)	(246,663)
Ending balances as of December 31, 2020	492,512	—
(1)	Goodwill generated by the acquisition of a business combination (Colombia) is expressed in the functional currency of the aforementioned business (Colombian peso), converted at the closing exchange rate (exchange rate COP to Ch$ for the purpose of accounting recognition in Chile) in accordance with IAS 21 "Effects of Changes in Exchange Rates of the Foreign Currency" (see Note 13). Figures presented as of June 30, 2020 have been adjusted to their recoverable amount, recognizing an impairment loss in accordance with the aforementioned information.

iii)   Methodology used by the Bank

Consistent with the prior year, the recoverable amounts of Chile CGU and Colombia CGU have been determined using the dividend discount model. This methodology considers the cash flows that would be generated by dividends distributed to shareholders at perpetuity, discounted to their cost of capital rate as of the valuation date. Therefore, the economic value of equity can be estimated using cash flow projections derived from financial budgets and other assumptions approved by management.

In testing goodwill for impairment, management considered different sources of information, including:

●	Historical information existing for both Banks post-merger and, if relevant, pre-merger. Historical information for events assessed as one-time and non-recurring was excluded.
●	Assumptions approved by management.
●	Information from external sources such as analyst reports, regulators, central Banks and press releases.
●	Observable market information such as rate curves, inflation and growth projections.
●	The competitive strategy defined for both Banks.
●	The projected funding structure and its impact on the Bank’s capital requirements and internal policy

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-156

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment, continued

iv)  Key assumptions used in calculating the recoverable amount.

The key assumptions used in calculating recoverable amount, defined as those variables to which the calculation is more sensitive, are presented below:

		As of June 30, 2020
		Chile	Colombia
Perpetuity rate	(%)	5.20	6.50
Projected inflation rate (*)	(%)	3.00	3.00
Discount rate	(%)	9.33	12.31
Loans growth	(%)	7,00 – 10,00	6,25 - 8,82
Solvency index limit	(%)	15,14 – 15,23	10,00 - 11,70

(*)    Corresponds to the long-term projected inflation rate.

●	Period of Projection and Perpetuity

When performing the goodwill impairment in June 2020, cash flow projections are prepared for a period of 5 years from 2020 to 2025. After this period, the present value of cash flows for the year 2024 are calculated, projected to perpetuity using GDP growth rates expected for the markets in which the aforementioned CGUs operate.

●	Loans and deposits

Loans were projected considering an increase of around 7.3% per year in Chile. Anticipated changes in the product mix were also modeled for both countries. The deposit portfolio was projected using target reciprocity.

●	Income

Interest and fee income were projected in line with loans, modeling interest rates and commissions expected for each portfolio and type of product. Other relevant macroeconomic variables were also considered such as inflation and base interest rates.

●	Costs of funding

The cost projections are mainly determined based on demand deposits and term deposits balances, considering an annual average ratio of 3.7% for Chile and 4.0% for Colombia. In the cost of funding, the Bank models the impact of the aforementioned reciprocity strategy with no significant changes in the funding structure.

●	Discount rate

Estimated as the discount rate of the Cost of Capital (Ke) in local currency, which was used to discount the cash flows of each CGU. This calculation considers a premium for the risk of the country for each CGU.

●	Perpetuity rate

The perpetuity growth rates are aligned with the growth of the economy in both jurisdictions. Consequently, these were built considering local inflation and GDP growth projections

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-157

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment, continued

●	Dividend payment

The payment of dividends was made by maximizing the cash flows of the shareholder taking as a restriction that the solvency indicator (ratio of technical equity with risk-weighted assets) does not fall below the minimum limits required by the regulatory entities. In this way, a dividend for the CGU of Chile of 30% for the first 5 years and 50% in perpetuity was considered.

v)   Impairment test results

As a result of the impairment test performed, Management concludes that the recoverable amount of the CGUs exceeds their carrying amount, as shown in the following table:

		As of June 30, 2020
Main assumptions		Chile	Colombia
Recoverable Amount / Carrying Value	(%)	81.37	54.45

vi)    Reconciliation of rates before and after taxes

The Bank has used the cost of own capital (Ke) rate as a discount rate in its calculation of the recoverable amount, a rate that is observable after taxes. The following table shows the effect of considering the flows and the discount rate before taxes.

		As of June 30, 2020
		Chile	Colombia
Discount rates	(%)	11.56	14.39
Perpetuity growth rate	(%)	79.84	59.79

As of December 31, 2020, the Bank has updated the impairment test in order to determine the impairment at the end of this fiscal year and concluded that there was no need to record an additional goodwill impairment loss.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-158

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 33 - Other Operating Income and Expenses

a)    Other operating income

The detail of other operating income is as follows:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
Income from assets received in lieu of payment
Gain on sales of assets received in lieu of payment	5,758	3,287	5,449
Other income	1,659	30,622	13,163
Subtotals	7,417	33,909	18,612
Other income
Compensations from insurance companies	291	693	6
Lease contracts related income	265	819	280
Gain on sale of property, plant and equipment	101	14	2,248
Recovery of leased assets	—	59	73
Other leasing transactions operating income, subsidiaries	3,398	4,604	3,020
Gain on sale of leased assets	815	688	1,914
Other operating income	1,533	933	432
Revenue from insurance companies agreement	1,841	1,537	4,538
Income from recovery of foreign expenses	1,140	895	747
Recoveries from expenses provisions	8,700	15,739	7,243
Other income	3,777	5,688	5,859
Subtotals	21,861	31,669	26,360
Totals	29,278	65,578	44,972

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-159

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 33 - Other Operating Income and Expenses continued

b)    Other operating expenses

During the years ended December 31, 2021, 2020 and 2019, the Bank presents other operating expenses according to the following detail:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
Provisions for assets received in lieu of payment	(2,538)	(4,006)	(18,062)
Maintenance expenses for assets received in lieu of payment	(863)	(1,086)	(1,663)
Subtotals	(3,401)	(5,092)	(19,725)
Provisions for contingencies
Other provisions for contingencies	(382)	(3,119)	(507)
Subtotals	(382)	(3,119)	(507)
Other expenses
Loss on sale of property, plant and equipment	(15)	(145)	(655)
Restructuring costs	(9,389)	(7,190)	—
Operating expenses	(12,197)	(5,219)	(17,468)
Insurance expense (law 20,027)	(5,033)	(36,075)	(802)
Provision expense for recovered leased assets	(378)	(1,191)	(3,105)
Expenses and losses on sale of assets	(2,223)	(16,262)	(9,386)
Banking expenses	(3,378)	(2,754)	(1,932)
Fines and penalties	(2,211)	(4,502)	(2,454)
Loss on damaged assets	—	—	(696)
Other expenses	(4,636)	(8,962)	(4,819)
Subtotals	(39,460)	(82,300)	(41,317)
Totals	(43,243)	(90,511)	(61,549)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-160

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 34 - Related Party Transactions

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the CMF, related parties are those individuals or corporations related to the ownership or management of the Institution directly or through third parties.

Article 89 of the Ley de Sociedades Anónimas (Chilean Companies Law), which also applies to Banks, establishes that any transaction with a related party must be carried out on an arm’s length basis.

In the case of sociedades anónimas abiertas (publicly traded companies) and their subsidiaries, transactions with related parties involve any negotiation, act, contract or transaction in which the company must intervene; the following are considered as parties related to them: those entities of the corporate group to which the company belongs; the corporations that, with respect to the company, have the status as parent, controlling entity, affiliate, subsidiary; the Directors, Managers, Administrators, Chief Executive Officer or Liquidators of the company, acting in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any entity controlled either directly or indirectly, through any of them; and any person who either acting individually or jointly with others with whom it has executed a joint operation agreement, may appoint at least one member of the management of the company or controls 10% or more of its capital stock, with the right to vote, in the case of a sociedad por acciones (stock corporation); those established by the bylaws of the company, or justifiably identified by the Directors’ Committee; and those in which it has acted as Director, Manager, Administrator, Chief Executive Officer or Liquidator of the company, during the last eighteen months. Article 147 of the Ley de Sociedades Anónimas (Chilean Companies Law) sets forth that a sociedad anónima abierta (publicly traded company) may only carry out transactions with related parties when they are intended to contribute to the corporate interest, are adjusted in the price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and the procedure indicated by it. Moreover, Article 84 of the Chilean General Banking Law establishes limits for the loans that may be granted to related parties and the prohibition to grant loans to the Directors, Managers or General Attorneys of the Bank

a)    Loans granted to related parties

As of December 31, 2021 and 2020, the loans granted to related persons are detailed below:

	As of December 31, 2021			As of December 31, 2020
	Productive	Investment		Productive	Investment
	companies	companies	Individuals	companies	companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable from customers
Commercial loans	47,792	19,208	5,758	150,796	10,037	6,517
Mortgage loans	—	—	33,701	—	—	30,124
Consumer loans	—	—	8,058	—	—	7,189
Gross loans and accounts receivable from customers	47,792	19,208	47,517	150,796	10,037	43,830
Allowance for loan losses	(9,592)	(1,182)	(225)	(6,333)	(885)	(348)
Loans and receivables to customers, net	38,200	18,026	47,292	144,463	9,152	43,482

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-161

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 34 - Related Party Transactions, continued

b)    Other transactions and contracts with related parties

Below are the balances as of December 31, 2021, 2020 and 2019, for transactions with related parties and the impact on results for the years ended December 31, 2021, 2020 and 2019:

		As of and for the year ended December 31, 2021
		Balances receivable	Effect on income (loss)
Name or Corporate Name	Description	(payable)	Income	Expense
		MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	—	—	—
Bcycle Latam SPA	Administrative consulting	—	—	—
Combanc S.A.	Data transmission services	—	—	(464)
Comder Contraparte Central S.A	Banking services	—	—	(849)
Compañía Chilena de Televisión S.A.	Tv broadcasting services	—	—	—
Corp Group Holding Inversiones Ltda	Advisory services	—	—	(447)
Hotel Corporation of Chile S.A.	Hotel, events	—	—	—
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees	(13,326)	—	(2,166)
Inmobiliaria Gabriela S.A	Other services	(632)	—	(132)
Inversiones Corp Group Interhold Ltda.	Administrative consulting	—	—	(2,711)
Itau BBA securities NY	Buisness management reimbursement	1,894	2,065	—
Itaú Chile Inv. Serv. y Administración S.A.	Leases	(67)	—	(818)
Itaú Unibanco		—	—	(655)
Operadora Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	(3,740)
Pulso Editorial S.A.	Publishing services	—	—	(70)
Redbanc S.A.	ATM management	—	—	(3,566)
SMU S.A., Rendic Hnos. S.A.	Lease of ATM (Note 17)	—	—	(991)
Transbank S.A.	Credit card management	—	—	(8,218)

These transactions were carried out at normal market prices prevailing on the date of the transactions.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-162

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 34 - Related Party Transactions, continued

		As of and for the year ended December 31, 2020
		Balances receivable	Effect on income (loss)
Name or Corporate Name	Description	(payable)	Income	Expense
		MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	—	—	(8)
Bcycle Latam SPA	Administrative consulting	—	—	(2,165)
Combanc S.A.	Data transmission services	—	—	(472)
Comder Contraparte Central S.A	Banking services	—	—	(826)
Compañía Chilena de Televisión S.A.	Tv broadcasting services	—	—	(8)
Corp Group Holding Inversiones Limitada	Advisory services	—	—	(537)
Hotel Corporation of Chile S.A.	Hotel, events	—	—	(8)
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees	(14,175)	—	(4,693)
Inmobiliaria Gabriela S.A	Other services	(708)	—	(128)
Inversiones Corp Group Interhold Ltda.	Administrative consulting	—	—	(2,613)
Itaú Chile Inv. Serv. y Administración S.A.	Leases	(198)	—	(1,143)
Itaú Unibanco	Business management reimbursement	1,549	2,213	—
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	(3,319)
Pulso Editorial S.A.	Publishing services	—	—	(24)
Redbanc S.A.	ATM management	—	—	(3,094)
SMU S.A., Rendic Hnos. S.A.	Lease of ATM (Note 17)	991	—	(2,388)
Transbank S.A.	Credit card management	—	—	(13,177)

These transactions were carried out at normal market prices prevailing on the date of the transactions.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-163

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 34 - Related Party Transactions, continued

		As of and for the year ended December 31, 2019
		Balances receivable	Effect on income (loss)
Name or Corporate Name	Description	(payable)	Income	Expense
		MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	—	—	(567)
Bcycle Latam SPA	Administrative consulting	—	—	(1,518)
CAI Gestion Inmobiliaria S.A.	Department stores	—	—	(3)
Combanc S.A.	Data transmission services	—	—	(366)
Comder Contraparte Central S.A	Banking services	—	—	(910)
Compañía Chilena de Televisión S.A.	Tv broadcasting services	—	—	(47)
Corp Group Holding Inversiones Limitada	Advisory services	—	—	(382)
Corp Imagen y diseños S.A.	Marketing	—	—	(101)
Corp Research S.A.	Advisory services	—	—	(474)
Hotel Corporation of Chile S.A.	Hotel, events	—	—	(39)
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees	(15,625)	—	(1,994)
Inmobiliaria Gabriela S.A	Other services	(809)	—	(121)
Inversiones Corp Group Interhold Ltda.	Administrative consulting	—	—	(2,537)
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	—	46	(248)
Itaú Chile Inv. Serv. y Administración S.A.	Leases (*)	(441)	—	(220)
Itaú Unibanco	Business management reimbursement	349	2,051	—
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	(3,037)
Pulso Editorial S.A.	Publishing services	—	—	(23)
Redbanc S.A.	ATM management	—	—	(3,388)
SMU S.A., Rendic Hnos. S.A.	Lease of ATM (Note 17)	3,379	—	(2,319)
Transbank S.A.	Credit card management	—	—	(14,208)

These transactions were carried out at normal market prices prevailing at the day of the transactions.

c)    Donations

		For the years ended December 31,
Name or corporate name	Description	2021	2020	2019
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	1,449	1,556	1,325
Fundación Descúbreme	Donations	224	235	204
Fundación Itaú	Donations	186	196	170

d)    Other assets and liabilities with related parties.

	As of December 31,
	2021	2020
	MCh$	MCh$
ASSETS	109,292	34,416
Derivative financial instruments	109,194	33,875
Other assets	98	541
LIABILITIES	525,487	447,306
Derivative financial instruments	188,130	2,778
Current accounts and demand deposits	74,724	179,067
Time deposits and saving accounts	241,023	239,709
Other liabilities	21,610	25,752

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-164

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 34 - Related Party Transactions, continued

e)    Results of transactions with related parties

	For the years ended December 31,
	2021		2020		2019
Type of recognized income or expense	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and readjustments income (expenses)	6,833	(1,272)	8,532	(4,955)	11,269	(7,328)
Fee and commissions income and (expenses)	1,242	—	504	—	3,232	—
Net income (loss) from financial operations	355,101	(492,570)	26,636	(10,033)	2,585	(888)
Operational support related income	275	—	500	—	901	—
Other income and (expenses)	80	(220)	211	(310)	207	(327)
Totals	363,531	(494,062)	36,383	(15,298)	18,194	(8,543)

f)    Payments to Board members and key management personnel.

Compensation received by key personnel of Management as follow:

	As of December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
Short-term employee benefits	27,168	31,868	31,364
Post-employment benefits	—	—	—
Other long-term benefits	3,277	—	—
Compensation for termination of contract	982	931	799
Totals	31,427	32,799	32,163

g)    Key personnel

As of December 31, 2021 and 2020, the headcount of the Bank's key staff is composed as follows:

	Number of executives
	As of December 31,
Position	2021	2020
Board Member	16	14
Chief Executive Officer	8	10
Corporate Director	21	24
Area Manager	148	146
Manager	122	128

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-165

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 34 - Related Party Transactions, continued

h)    Transactions with key personnel

The next transactions has been realized during the years ended December 31, 2021 and 2020:

	As of December 31,
	2021	2020
	MCh$	MCh$
Credits cards	67	115
Consumer loans	345	389
Commercial loans	546	534
Mortgage loans	306	366

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-166

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities

This disclosure was prepared based on the guidelines “Fair Value of Financial Instruments” from the IFRS 13 “Fair Value Measurements”.

The following section details the main guidelines and definitions used by the Bank:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal2 or most advantageous3market and is not forced (i.e. it does not consider factors specific to the Bank that may influence a real transaction).

Market participants: Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

●	They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures,” although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.
●	They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.
●	They are able to enter into a transaction for the asset or liability.
●	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-167

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

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

Bank’s own liabilities and equity instruments: The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a)	A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.
b)	An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be cancelled or otherwise extinguished on the measurement date.

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

Valuation techniques: The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention:

a)	Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a Bank of assets and liabilities (e.g. a business).
b)	Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.
c)	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques: Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-168

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

Components of the present value measurement: Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a)	An estimate of future cash flows for the asset or liability being measured.
b)	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.
c)	The time value of money, represented by the rate on risk-free monetary assets that have maturity dates or durations that coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e. a risk-free interest rate).
d)	The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).
e)	Other factors that market participants would take into account in the circumstances.
f)	For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

Fair value hierarchy: Gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

The following tables summarizes the fair values of the Bank’s main financial assets and liabilities as of December 31, 2021 and 2020, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-169

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

Determination of the fair value as of December 31, 2021 and 2020

	As of December 31, 2021
		Estimated fair value
	Book value	Recurring	Non-recurring (*)
	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	3,473,392	—	3,473,392
Cash items in process of collection	438,496	—	438,496
Financial instruments at fair value through profit or loss	332,724	332,724	—
Financial instruments at fair value through other comprehensive income	3,660,450	3,660,450	—
Loans and accounts receivable at amortized cost	23,795,548	—	24,119,631
Financial instruments at amortized cost	187,455	—	187,086
Investments under resale agreements	606,178	—	606,178
Financial derivative contracts	2,980,926	2,980,926	—
Interbank loans, net	80,554	—	80,554
Totals	35,555,723	6,974,100	28,905,337
LIABILITIES
Deposits and other demand liabilities	7,576,095	—	7,576,095
Cash in process of being cleared	424,358	—	424,358
Obligations under repurchase agreements	466,006	—	466,006
Time deposits and other time liabilities	10,097,443	—	10,009,988
Financial derivative contracts	2,925,587	2,925,587	—
Interbank borrowings	4,918,423	—	4,915,814
Debt instruments issued	6,762,840	—	6,639,917
Lease contract liabilities	115,544	—	106,564
Other financial liabilities	42,435	—	42,435
Totals	33,328,731	2,925,587	30,181,177

(*)   Non-recurring items correspond to those line items that are carried at cost, but their corresponding fair value has been estimated for disclosure purposes only.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-170

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

	As of December 31, 2020
		Estimated fair value
	Book value	Recurring	Non-recurring(*)
	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	3,089,072	—	3,089,072
Cash items in process of collection	173,192	—	173,192
Financial instruments at fair value through profit or loss	582,710	582,710	—
Financial instruments at fair value through other comprehensive income	3,970,899	3,970,899	—
Loans and accounts receivable at amortized cost	21,576,108	—	22,767,597
Financial instruments at amortized cost	111,542	—	110,608
Investments under resale agreements	105,580	—	105,580
Financial derivative contracts	3,982,803	3,982,803	—
Interbank loans, net	7,121	—	7,121
Totals	33,599,027	8,536,412	26,253,170
LIABILITIES
Deposits and other demand liabilities	6,197,406	—	6,197,406
Cash in process of being cleared	154,232	—	154,232
Obligations under repurchase agreements	638,851	—	638,851
Time deposits and other time liabilities	11,433,064	—	11,574,924
Financial derivative contracts	3,673,591	3,673,591	—
Interbank borrowings	3,798,978	—	3,794,375
Debt instruments issued	6,204,856	—	7,330,126
Lease contract liabilities	151,885	—	164,304
Other financial liabilities	13,123	—	13,123
Totals	32,265,986	3,673,591	29,867,341

(*)  Non-recurring items correspond to those line items that are carried at cost, but their corresponding fair value has been estimated for disclosure purposes only.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-171

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

Fair Value Measurements of assets and liabilities only for disclosure purposes (non-recurring) :

	As of December 31,
Non-recurring fair value measurement	2021	2020
	MCh$	MCh$
ASSETS
Cash and deposits in banks	3,473,392	3,089,072
Cash items in process of collection	438,496	173,192
Loans and accounts receivable at amortized cost	24,119,631	22,767,597
Investments under resale agreements	606,178	105,580
Interbank loans, net	80,554	7,121
Financial instruments at amortized cost	187,086	110,608
Totals	28,905,337	26,253,170
LIABILITIES
Deposits and other demand liabilities	7,576,095	6,197,406
Cash in process of being cleared	424,358	154,232
Obligations under repurchase agreements	466,006	638,851
Time deposits and other time liabilities	10,009,988	11,574,924
Interbank borrowings	4,915,814	3,794,375
Debt instruments issued	6,639,917	7,330,126
Lease contract liabilities	106,564	164,304
Other financial obligations	42,435	13,123
Totals	30,181,177	29,867,341

The following section describes the methods used to estimate fair value:

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

●	Cash and deposits in Banks
●	Cash in the process of collection
●	Financial instruments at fair value through profit or loss
●	Deposits and other demand liabilities
●	Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on the Bank’s credit risk policies and methodologies: These items include:

●	Interbank loans
●	Loans and accounts receivable at amortized cost

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-172

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

Financial instruments at amortized cost

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

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

●	Time deposits and other time liabilities
●	Interbank borrowings
●	Debt instruments issued

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-173

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

Fair Value measurement of financial assets and liabilities (recurring):

	As of December 31,
Fair value measurement of recurring items	2021	2020
	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	332,724	582,710
Central Bank of Chile and Government securities	50,743	108,042
Other securities issued in Chile	111	271
Foreign government and Central Bank instruments	232,083	432,178
Other instruments issued abroad	8,824	4,861
Investments in mutual funds	39,842	35,017
Other investments at FVTPL	1,121	2,341
Financial instruments at fair value through other comprehensive income	3,660,450	3,970,899
Central Bank of Chile and Government securities	2,325,668	3,056,179
Other securities issued in Chile	138,845	296,665
Foreign government and Central Bank instruments	45,386	217,185
Other instruments issued abroad	366,487	394,691
Other investments at FVOCI	784,064	6,179
Financial derivative contracts	2,980,926	3,982,803
Forwards	382,206	472,208
Swaps	2,598,071	3,509,315
Call options	649	195
Put options	—	1,085
Totals	6,974,100	8,536,412
LIABILITIES
Financial derivative contracts	2,925,587	3,673,591
Forwards	391,049	433,863
Swaps	2,534,164	3,238,371
Call options	343	271
Put options	31	1,086
Totals	2,925,587	3,673,591

Financial Instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

●	Financial instruments at fair value through profit or loss
●	Financial instruments at fair value through other comprehensive income

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-174

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

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

These adjustments are recorded periodically in the financial statements. As of December 2021, 2020 and 2019, the portfolio of derivative contracts in both Chile and Colombia is detailed as follows:

	As of December 31,
	2021		2020		2019
	CVA	DVA	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging	—	—	—	—	(2)	1
Fair value hedge			—	—	—	—
Currency forwards	—	—	—	—	—	—
Currency swaps	—	—	—	—	—	—
Interest rate swaps	—	—	—	—	—	—
Cash flow hedge		—	—	—	(2)	1
Currency forwards	—	—	—	—	(2)	1
Currency swaps	—	—	—	—	—	—
Interest rate swaps	—	—	—	—	—	—
Hedge of net investments in a foreign operation	—	—	—	—	—	—
Currency forwards	—	—	—	—	—	—
Currency swaps	—	—	—	—	—	—
Interest rate swaps	—	—	—	—	—	—
Derivatives held for trading	(9,320)	(40,971)	337	589	(28,172)	446
Currency forwards	(240)	(443)	207	205	(341)	123
Currency swaps	(4,936)	(36,363)	56	37	(4,642)	295
Interest rate swaps	(4,144)	(4,165)	74	347	(23,189)	28
Call currency options	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—
Total financial derivative contracts	(9,320)	(40,971)	337	589	(28,174)	447

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-175

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

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

For instruments issued by the Central Bank of Chile and the Chilean Treasury, a price provider is used, which corresponds to a public quotation. The comparative prices are defined under the criterion of similarity in duration, type of currency and they are traded equivalently on a daily basis. The valuation of these instruments is identical to the Stock Exchange Comercio de Santiago, which is a standard and international methodology. This methodology uses the rate of internal return to discount the flows of the instrument.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-176

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

Level 3:

Inputs are unobservable inputs for the asset or liability.

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that Management believes are commonly used by the financial services industry. The Bank has two products in this category.

●     Due to the lack of liquidity of the active Banking rate (TAB), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the Interest Rate Swap with the greatest market depth.

●     In addition, the Bank develops American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

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

	As of December 31, 2021			As of December 31, 2020
	Forward			Forward
	Americano	Basis TAB	Basis TAB	Americano	Basis TAB	Basis TAB
Impact calibration	USD-CLP	CLP	CLF	USD-CLP	CLP	CLF
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Volatility exchange rate USD-CLP				—	—	—
TAB 30	—	48	—	—	76	—
TAB 90	—	—	—	—	1	—
TAB 180	—	37	12	—	33	15
TAB 360	—	—	(2)	—	—	3
Totals	—	85	10	—	110	18

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-177

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

The following table summarizes the fair value hierarchy for the Bank’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currencies	Not Applicable	OTC, Bloomberg	Directly observable price.
	Shares	Others	Santiago Exchange	Directly observable price.
	Mutual Funds	Asset Managers	CMF (formerly the SVS)	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (“IRR”) based on prices.
II	Derivatives	Not Applicable	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money market	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, Banks	Pricing provider	Interest rate curves based on correlations, spreads, extrapolations, etc.
III	Derivatives, active Banking rate (TAB)	Not Applicable	OTC (brokers)	Interest rate curves based on modeling of TAB - Chamber spread.
	Derivatives, American forwards	Not Applicable	Bloomberg	Black and Scholes with inputs from European options.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-178

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13, as of December 31, 2021 and 2020 :

	As of December 31, 2021
		Market value of the	Other observable	Non-observable
Measurement at fair value of instruments		asset for identified assets	significant inputs	significant inputs
on a recurring basis using	Fair value	(Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	332,724	322,913	9,811	—
Central Bank of Chile and Government securities	50,743	50,743	—	—
Other securities issued locally	111	—	111	—
Foreign government and Central Bank instruments	232,083	232,083	—	—
Other securities issued abroad	8,824	—	8,824	—
Investments in mutual funds	39,842	39,842	—	—
Other investments at FVTPL	1,121	245	876	—
Financial instruments at fair value through other comprehensive income	3,660,450	2,639,091	1,021,359	—
Central Bank of Chile and Government securities	2,325,668	2,325,668	—	—
Other securities issued locally	138,845	—	138,845	—
Foreign government and Central Bank instruments	45,386	45,386	—	—
Other securities issued abroad	366,487	261,334	105,153	—
Other investments at FVOCI	784,064	6,703	777,361	—
Financial derivative contracts	2,980,926	—	2,962,174	18,752
Forwards	382,206	—	380,210	1,996
Swaps	2,598,071	—	2,581,315	16,756
Call options	649	—	649	—
Put options	—	—	—	—
Totals	6,974,100	2,962,004	3,993,344	18,752
LIABILITIES
Financial derivative contracts	2,925,587	—	2,924,710	877
Forwards	391,049	—	390,414	635
Swaps	2,534,164	—	2,533,922	242
Call options	343	—	343	—
Put options	31	—	31	—
Totals	2,925,587	—	2,924,710	877

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-179

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

	As of December 31, 2020
		Market value of the	Other observable	Non-observable
Measurement at fair value of instruments		asset for identified assets	significant inputs	significant inputs
on a recurring basis using	Fair value	(Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	582,710	575,237	7,473	—
Central Bank of Chile and Government securities	108,042	108,042	—	—
Other securities issued locally	271	—	271	—
Foreign government and Central Bank instruments	432,178	432,178	—	—
Other securities issued abroad	4,861	—	4,861	—
Investments in mutual funds	35,017	35,017	—	—
Other investments at FVTPL	2,341	—	2,341	—
Financial instruments at fair value through other comprehensive income	3,970,899	3,608,717	362,182	—
Central Bank of Chile and Government securities	3,056,179	3,056,179	—	—
Other securities issued locally	296,665	—	296,665	—
Foreign government and Central Bank instruments	217,185	217,185	—	—
Other securities issued abroad	394,691	335,353	59,338	—
Other investments at FVOCI	6,179	—	6,179	—
Financial derivative contracts	3,982,803	—	3,955,538	27,265
Forwards	472,208	—	468,632	3,576
Swaps	3,509,315	—	3,485,626	23,689
Call options	195	—	195	—
Put options	1,085	—	1,085	—
Totals	8,536,412	4,183,954	4,325,193	27,265
LIABILITIES
Financial derivative contracts	3,673,591	—	3,672,751	840
Forwards	433,863	—	433,747	116
Swaps	3,238,371	—	3,237,647	724
Call options	271	—	271	—
Put options	1,086	—	1,086	—
Totals	3,673,591	—	3,672,751	840

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-180

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

Transfers between level 1 and 2

As of December 31, 2021 and 2020 no transfers were observed between Level 1 and Level 2, as shown below

	As of December 31,
Measurement at fair value of instruments	2021
that are valued recurrently	Fair value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	332,724	—	—
Financial instruments at fair value through other comprehensive income	3,660,450	—	—
Financial derivative contracts	2,980,926	—	—
Totals	6,974,100	—	—
LIABILITIES
Financial derivative contracts	2,925,587	—	—
Totals	2,925,587	—	—

	As of December 31,
Measurement at fair value of instruments	2020
that are valued recurrently	Fair value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Financial instruments at fair value through profit or loss	582,710	—	—
Financial instruments at fair value through other comprehensive income	3,970,899	—	—
Financial derivative contracts	3,982,803	—	—
Totals	8,536,412	—	—
LIABILITIES
Financial derivative contracts	3,673,591	—	—
Totals	3,673,591	—	—

Disclosures regarding level 3 assets and liabilities

During 2021 and 2020, no assets were transferred between levels 1 and 2.

Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

●	Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.
●	American forward options.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-181

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that Management believes are commonly used by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

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

The following table reconciles assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2020.

	As of December 31, 2021
		Gain (loss)	Gain (loss)	Purchases,	Transfers
	Opening	recognized in	recognized in	sales and	from level 1	Ending
Level 3 reconciliation	balance	profit or loss	equity	agreements	or level 2	balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts
Forwards	3,576	1,789	—	(3,369)	—	1,996
Swaps	23,689	(1,437)	—	(5,496)	—	16,756
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	27,265	352	—	(8,865)	—	18,752
LIABILITIES
Financial derivative contracts
Forwards	116	2,331	—	(1,812)	—	635
Swaps	724	(2,751)	—	2,269	—	242
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	840	(420)	—	457	—	877

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-182

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

	As of December 31, 2020
		Gain (loss)	Gain (loss)	Purchases,	Transfers
	Opening	recognized in	recognized in	sales and	from level 1	Ending
Level 3 reconciliation	balance	profit or loss	equity	agreements	or level 2	balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts	27,432	28,603	—	(28,770)	—	27,265
Forwards	5,060	23,803	—	(25,287)	—	3,576
Swaps	22,372	4,800	—	(3,483)	—	23,689
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	27,432	28,603	—	(28,770)	—	27,265
LIABILITIES
Financial derivative contracts	1,119	725	—	(1,004)	—	840
Forwards	181	2,397	—	(2,462)	—	116
Swaps	938	(1,672)	—	1,458	—	724
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	1,119	725	—	(1,004)	—	840

Hierarchy for remaining assets and liabilities

The following table classifies assets and liabilities measured at fair value on a non-recurring basis, in accordance with the fair value hierarchy as of December 31, 2021 and 2020.

	As of December 31, 2021
		Market value of the	Other observable	Non-observable
	Estimated fair	asset for identified	significant inputs	significant inputs
Measurement at fair value of items on a non-recurring basis	value	assets (Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS

Cash and deposits in banks	3,473,392	3,473,392	—	—
Cash items in process of collection	438,496	438,496	—	—
Loans and accounts receivable at amortized cost	24,119,631	—	—	24,119,631
Financial instruments at amortized cost	187,086	187,086	—	—
Investments under resale agreements	606,178	606,178	—	—
Interbank loans, net	80,554	80,554	—	—
Totals	28,905,337	4,785,706	—	24,119,631
LIABILITIES
Deposits and other demand liabilities	7,576,095	7,576,095	—	—
Cash in process of being cleared	424,358	424,358	—	—
Obligations under repurchase agreements	466,006	466,006	—	—
Time deposits and other time liabilities	10,009,988	—	10,009,988	—
Interbank borrowings	4,915,814	4,915,814	—	—
Debt instruments issued	6,639,917	—	6,639,917	—
Lease contract liabilities	106,564	—	106,564	—
Other financial liabilities	42,435	42,435	—	—
Totals	30,181,177	13,424,708	16,756,469	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-183

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 35 - Fair Value of Financial Assets and Liabilities, continued

	As of December 31, 2020
		Market value of the	Other observable	Non-observable
	Estimated fair	asset for identified	significant inputs	significant inputs
Measurement at fair value of items on a non-recurring basis	value	assets (Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS

Cash and deposits in banks	3,089,072	3,089,072	—	—
Cash items in process of collection	173,192	173,192	—	—
Investments under resale agreements	22,767,597	—	—	22,767,597
Financial instruments at amortized cost	110,608	110,608	—	—
Loans and accounts receivable from customers, net	105,580	105,580	—	—
Interbank loans, net	7,121	7,121	—	—
Totals	26,253,170	3,485,573	—	22,767,597
LIABILITIES
Deposits and other demand liabilities	6,197,406	6,197,406	—	—
Cash in process of being cleared	154,232	154,232	—	—
Obligations under repurchase agreements	638,851	638,851	—	—
Time deposits and other time liabilities	11,574,924	—	11,574,924	—
Interbank borrowings	3,794,375	3,794,375	—	—
Debt instruments issued	7,330,126	—	7,330,126	—
Lease contract liabilities	164,304	—	164,304	—
Other financial liabilities	13,123	13,123	—	—
Totals	29,867,341	10,797,987	19,069,354	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-184

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management

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

Risk Management Structure

Board of Directors

The Board of Directors plays a leading role in corporate governance of the bank and its subsidiaries. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the CMF. One of the principal functions of the Board of Directors is to ensure that processes are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices and defined risk appetite levels. To accomplish this, a governance structure made up of various committees has been created. These committees lay out guidelines for the Bank’s staff and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

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

The committee is linked to the Board of Directors through the participation of at least two board members named by the Board itself. These members must report to the Board situations and events analyzed by the Committee, thus holding the Bank’s Board members responsible for complying with both self-control policies established by the entity as well as laws and regulations to which it is subject.

The Audit Committee must reinforce and support the Internal Audit function including its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between both internal and external auditors and the Board of Directors.

Director’s Committee

The Director’s Committee’s objective is to strengthen the self-regulation of the Bank and other entities under its control, making the Board’s work more efficient through increased oversight of management’s activities.

Likewise, responsible for making the agreements necessary to protect shareholders, especially minority shareholders, examining executive compensation systems and analyzing and issuing a report on the transactions referenced in title XVI of Law 18,046. A copy of this report is sent to the Board, which must read the report and approve or reject each respective transaction.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-185

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

In its role as overseer of corporate activity, the committee must inform the market of any violations or major corporate events as well as transactions that the company carries out with related parties of the controlling shareholder or takeovers of any form.

Corporate Governance Committee

For the purposes of this committee, corporate governance is defined as the set of bodies and institutional practices that impact a company’s decision making process, contributing to sustainable value creation in a framework of transparency, proper management, risk control and corporate responsibility.

Therefore, appropriate corporate governance in a Bank must align organizational incentives and promote the rights of shareholders and other direct or indirect stakeholders.

The Corporate Governance Committee is a consultative body of the Board of Directors whose mission is to ensure that the Bank follows the best corporate governance practices for financial entities. To this end, it evaluates current practices and policies, proposes and makes recommendations to the Board of Directors on improvements, reforms and adjustments that it deems appropriate and works to ensure proper implementation and application of these corporate governance practices and policies defined by the Board of Directors.

Asset-Liability Committee (ALCO)

After the Board and its specialized committees, the Asset-Liability Committee (hereinafter also “ALCO”) is the next highest body involved in managing the institution’s financial policies.

The committee’s main purpose is to ensure compliance with the financial guidelines set by the Board of Directors. In this spirit, it must approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, liquidity management and transactions with financial instruments.

It will consider the alternatives available to make decisions that ensure the highest and most sustainable returns with financial risk levels that are compatible with the bank’s risk appetite and current regulations.

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This committee’s main purpose is to plan and coordinate activities to comply with policies and procedures to prevent asset laundering, terrorism financing and bribery, to be informed of the work carried out by the Compliance Officer, who has also been designated as the head of prevention in conformity with Law No. 20,393, as well as to adopt agreements to improve prevention and control measures proposed by the Compliance Officer.

Operational Risk Committee

This committee’s objective is to evaluate the status of critical processes that are directly related to the Bank’s Operational Risk and Internal Controls, in accordance with current CMF standards in order to ensure an adequate control environment and proper implementation of regulatory changes..

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-186

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

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

Committee on Risk Methodologies

The objective of the Risk Methodologies Committee is to ensure the adequacy of all methodologies for estimating the Bank’s provisions for all business areas.

This Committee - which exercises its functions with respect to the Bank, its Divisions and Subsidiaries - deals with certain corporate aspects such as policies, manuals and procedures related to the provisioning methodologies, as well as the statistical models of admission, behavior scoring and provisions.

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

The main function of Internal Audit is to support the Board of Directors and senior management to independently asses the, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

All associates, directors and subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

The trust of our customers is vital to the Bank’s success, therefore all associates and directors should strive to honor that trust by strictly complying with the General Code of Conduct.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-187

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

Main Risks and Requirements Affecting the Bank and its Subsidiaries:

Credit risk

Credit risk is the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss to the Bank. The Bank’s main income generating activity is lending to customers and therefore credit risk is a principal risk. Credit risk mainly arises from loans and advances to customers and other Banks (including related commitments to lend such as loan or credit card facilities), investments in debt securities and derivatives. The Bank considers all elements of credit risk exposure such as counterparty default risk, geographical risk and sector risk for risk management purposes.

Credit risk management

The Bank’s credit committee is responsible for managing the Bank’s credit risk by:

●	Ensuring that the Bank has appropriate credit risk practices, including an effective system of internal control, to consistently determine adequate allowances in accordance with the Bank’s stated policies and procedures, IFRS and relevant supervisory guidance.
●	Identifying, assessing and measuring credit risk across the Bank, from an individual instrument to a portfolio level.
●	Creating credit policies to protect the Bank against the identified risks including the requirements to obtain collateral from borrowers, to perform robust ongoing credit assessment of borrowers and to continually monitor exposures against internal risk limits.
●	Limiting concentrations of exposure by type of asset, counterparties, industry, credit rating, geographic location etc.
●	Establishing a robust control framework regarding the authorization structure for the approval and renewal of credit facilities.
●	Developing and maintaining the Bank’s risk grading to categorize exposures according to the degree of risk of default, as well as to review that categorization as new information becomes available.
●	Developing and maintaining the Bank’s processes for measuring ECL including monitoring of credit risk, incorporation of forward looking information and the method used to measure ECL.
●	Ensuring that the Bank has policies and procedures in place to appropriately maintain and validate models used to assess and measure ECL.
●	Establishing a sound credit risk accounting assessment and measurement process that provides it with a strong basis for common systems, tools and data to assess credit risk and to account for ECL. Providing advice, guidance and specialist skills to business units to promote best practice throughout the Bank in the management of credit risk.

The internal audit function performs regular audits making sure that the established controls and procedures are adequately designed and implemented.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-188

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

Significant increase in credit risk

The Bank analyzes all data collected using statistical models and estimates the remaining lifetime PD of exposures and how these are expected to change over time. The factors taken into account in this process include macro-economic data such as GDP growth, unemployment, benchmark interest rates and house prices. The Bank generates a ‘base case’ scenario of the future direction of relevant economic variables as well as a representative range of other possible forecast scenarios. The Bank then uses these projections to macroeconomically adjust its estimated PD and LGD parameters.

Under the Bank’s monitoring procedures a significant increase in credit risk is identified before the exposure has defaulted, and at the latest when the exposure becomes 30 days past due, unless the Bank has reasonable and supportable information that demonstrates otherwise.

In 2021, the measures considered for the determination of the SICR contemplate differentials of PD between origination and reference, leaving behind additional contemplated COVID-19 measures in 2020 (for example, minimum credit card payments, protests, debt increase, among others).

The quantitative criteria are used to identify where an exposure has increased in credit risk and it is applied based on whether an increase in the lifetime PD since the recognition date exceeds the threshold set in absolute and relative terms. The following formulas are used to determine such thresholds:

Relative comparison formula

Threshold = Lifetime PD (at reporting date)   -   1

Lifetime PD (at origination)

Absolute comparison formula

Threshold = Lifetime PD (at reporting date) – Lifetime PD (at origination)

Criteria used for Chile

Type of portfolio	Debtor category	Stages	Days of arrears to the end of the month
	A1, A2, A3, A4	Stage 1	Up to 29 days
Corporate	A5 (*)	Stage 1	Up to 29 days
	A6, B1, B2, B3, B4	Stage 2	From 30 to 89 days
	C1, C2, C3, C4, C5, C6	Stage 3	90 days or more

(*)   Loans originated in A5 are considered Stage 1 at inception. Loans that were originated in a higher category and subsequently downgraded to A5 are considered Stage 2.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-189

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

Days of arrears to the end of the month,
probability of default (PD) and
Type of portfolio	Portfolio	Stages	qualitative considerations
		Stage 1	Up to 29 days
	CAE	Stage 2	From 30 to 89 days or (relative difference between referential and origination PD’s>=1.2199 and absolute difference between referential and origination PD’s>= 0.0671)
		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Condell / Restructured Condell	Stage 2 (Condell)	From 30 to 89 days or (relative difference between referential and origination PD’s>= 1.9351 and absolute difference between referential and origination PD’s>= 0.0304)
		Stage 2 (Restructured Condell)	From 30 to 89 days or (relative difference between referential and origination PD’s>=2.0659 and absolute difference between referential and origination PD’s>=0.2042)
		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Commercial/ Rotative Commercial	Stage 2 (Commercial)	From 30 to 89 days or (relative difference between referential and origination PD’s>=1.4911 and absolute difference between referential and origination PD’s>=0.0736)
Collective		Stage 2 (Rotative Commercial)	From 30 to 89 days or (relative difference between referential and origination PD’s>=1.9533 and absolute difference between referential and origination PD’s>=0.0207)
		Stage 3	90 days or more
		Stage 1	Up to 29 days
		Stage 2 (Consumer)	From 30 to 89 days or (relative difference between referential and origination PD’s>=1.5057 and absolute difference between referential and origination PD’s>=0.0983)
	Consumer/ Renegotiated Consumer/ Rotative Consumer	Stage 2 (Renegotiated Consumer)	From 30 to 89 days or (relative difference between referential and origination PD’s>=1.7395 and absolute difference between referential and origination PD’s>=0.0849)
		Stage 2 (Rotative Consumer)	From 30 to 89 days or (relative difference between referential and origination PD’s>=1.9933 and absolute difference between referential and origination PD’s>=0.0320)
		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Mortgage	Stage 2	From 30 to 89 days or (relative difference between referential and origination PD’s>=2.3919 and absolute difference between referential and origination PD’s>=0.1452)
		Stage 3	90 days or more

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-190

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

Criteria used for Colombia

	% of absolute increase in	% of relative increase	Qualitative
	lifetime PD	in lifetime PD	indicators assessed
Corporate portfolio			Debt restructuring and increase in credit risk of other financial instruments
Other loans not classified	58.62%	1,976.95%
Small company 1	32.16%	527.10%
Small company 2	37.20%	5,547.50%
Medium company 1	14.65%	843.35%
Medium company 2	9.21%	492.81%
Large company	9.35%	758.23%
Low default	9.19%	1,016.56%
Low default (Government and Financial)	1.34%	1,430.86%
Collective portfolio			Increase in credit risk of other financial instruments
Leasing	48.21%	452.22%
Payroll deductible loan	48.99%	1,384.14%
Revolving line of credit	28.78%	64.82%
Overdraft limit	41.34%	163.35%
Credit card	82.56%	1,330.76%
Mortgage loan	2.19%	111.58%
Personal debt restructuring	16.58%	157.47%
Other loans	46.42%	204.28%

Loan commitments are assessed along with the category of loan the Bank is committed to provide, i.e. commitments to provide mortgages are assessed using similar criteria to mortgage loans, while commitments to provide a corporate loan are assessed using similar criteria to corporate loans.

The Bank has monitoring procedures in place to make sure that the criteria used to identify significant increases in credit risk are effective, meaning that significant increases in credit risk are identified before the exposure is defaulted or when the asset becomes 30 days past due. The Bank performs periodic back-testing of its ratings to consider whether the drivers of credit risk that led to default were accurately reflected in the rating in a timely manner.

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

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-191

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

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

The table below summarizes the principal macroeconomic indicators included in the economic scenarios used as of December 31, 2021 until December 31, 2023 in the countries where the Bank and its subsidiaries operate and therefore are the countries that have a material impact on ECLs.

Criteria for Chile

		2021	2022				2023
Indicators	Portfolio	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Unemployment rate	Base scenario	7.11%	7.78%	7.64%	7.37%	7.09%	6.93%	7.07%	6.95%	6.95%
	Range of upside scenarios	7.60%	9.65%	9.72%	9.42%	9.01%	8.87%	8.62%	8.34%	8.13%
	Range of downside scenarios	6.36%	6.63%	6.87%	6.74%	6.54%	6.16%	6.37%	6.30%	6.30%
Consumer's price index (IPC)	Base scenario	113.73	115.53	116.37	117.47	118.27	119.08	119.60	120.94	121.85
	Range of upside scenarios	114.41	117.19	117.80	118.62	120.13	122.55	122.69	123.04	124.10
	Range of downside scenarios	113.34	114.30	114.20	115.89	116.97	117.01	116.66	118.70	120.13
Interbank interest rate	Base scenario	4.00%	5.50%	5.50%	5.50%	5.50%	5.00%	4.50%	4.00%	3.50%
	Range of upside scenarios	4.25%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	5.00%	4.00%
	Range of downside scenarios	3.25%	4.00%	4.50%	4.50%	4.50%	4.00%	3.50%	3.00%	3.00%
Exchange Rate (USD/CLP)	Base scenario	800.00	800.00	800.00	800.00	800.00	795.00	790.00	785.00	780.00
	Range of upside scenarios	880.00	880.00	880.00	880.00	880.00	870.00	860.00	850.00	840.00
	Range of downside scenarios	780.00	760.00	740.00	720.00	700.00	700.00	700.00	700.00	700.00

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-192

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

Criteria for Colombia

	As of December 31,
	2021	2022	2023
GDP growth
Base scenario	6.21	1.50	3.70
Range of upside scenarios	7.51	3.00	5.20
Range of downside scenarios	4.41	(0.30)	1.90
Unemployment rates
Base scenario	13.36	12.65	11.95
Range of upside scenarios	11.36	10.65	9.95
Range of downside scenarios	15.36	14.65	13.95
Benchmark interest rates
Base scenario	3.00	4.75	4.75
Range of upside scenarios	3.50	5.50	5.50
Range of downside scenarios	2.50	4.00	4.00
currency exchange rate
Base scenario	3,800	3,800	3,700
Range of upside scenarios	3,889	3,926	3,850
Range of downside scenarios	3,711	3,674	3,550
Consumer’s Price Index
Base scenario	5.00	3.90	3.00
Range of upside scenarios	4.88	3.42	2.16
Range of downside scenarios	5.12	4.38	3.84

Predicted relationships between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past 3 years.

Sensitivity analysis

The most significant assumptions affecting the ECL allowance, as indicated in the tables above by country, are as follows:

Chile:

●	Unemployment rate, given its impact on secured and unsecure borrowers’ ability to meet their contractual repayments.
●	Consumer’s Price Index (IPC), given its impact on housing prices, mortgage collateral valuations, and consumers purchasing power
●	Interbank interest rate, given its impact on companies’ likelihood of default
●	Exchange rate (USD/CLP)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-193

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

Colombia:

●	GDP growth, given the significant impact on companies’ performance and collateral valuations
●	Unemployment rates, given its impact on secured and unsecure borrowers’ ability to meet their contractual repayments.
●	Interest rate, given its impact on companies’ likelihood of default
●	Exchange rates, given its impact on companies’ financial position and debt
●	Consumer’s Price Index (IPC), given its impact on housing prices and consumers purchasing power

Set out below are the changes to ECL as of December 31, 2021 that would result from reasonably possible changes in these parameters from the actual assumptions used in the Bank’s economic variable assumptions as set forth in the tables above for Base scenarios, upside scenarios, and downside scenarios.

ECL coverage of loans and accounts receivable at amortized cost subject to significant measurement uncertainty as of December 31, 2021	Chile	Colombia
	MCh$	MCh$
Reported ECL	665,107	282,705
Loans and accounts receivable at amortized cost	19,975,179	4,768,181

Reported Coverage (Reported ECL/ loans and accounts receivable at amortized cost)%	3.33	5.93
Consensus upside scenario (Upside scenario for ECL/ loans and accounts receivable at amortized cost)%	3.22	5.74
Consensus central scenario (Base scenario for ECL/ loans and accounts receivable at amortized cost)%	3.32	5.93
Consensus downside scenario (Downside scenario for ECL/ loans and accounts receivable at amortized cost)%	3.41	6.11

ECL coverage rates reflect the underlying observed credit defaults, the sensitivity to economic environment, extent of collateral and the effective maturity of the book.

Measurement of ECL

The key inputs used for measuring ECL are:

●	probability of default (PD);
●	loss given default (LGD); and
●	exposure at default (EAD).

As explained above these figures are generally derived from internally developed statistical models and other historical data and they are adjusted to reflect probability-weighted forward-looking information.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-194

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

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

LGD is an estimate of the loss given on default. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, taking into account cash flows from any collateral. The LGD models for secured assets consider forecasts of future collateral valuation taking into account sale discounts, time to realization of collateral, cross-collateralization and seniority of claim, cost of realization of collateral and cure rates (i.e. exit from non-performing status). LGD models for unsecured assets consider time of recovery, recovery rates and seniority of claims. The calculation is on a discounted cash flow basis, where the cash flows are discounted by the current interest rate.

EAD is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, as well as expected drawdowns on committed facilities. The Bank’s modelling approach for EAD reflects expected changes in the balance outstanding over the lifetime of the loan exposure that are permitted by the current contractual terms, such as amortization profiles, early repayment or overpayment, changes in utilization of undrawn commitments and credit mitigation actions taken before default. The Bank uses EAD models that reflect the characteristics of the portfolios.

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

The measurement of ECL is based on probability weighted average credit loss. As a result, the measurement of the loss allowance should be the same regardless of whether it is measured on an individual basis or a collective basis (although measurement on a collective basis is more practical for portfolios with large numbers of loans). The assessment of significant increases in credit risks may at times be made on a collective basis asnoted below.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-195

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

Credit quality

A detail by credit quality, which includes loans and accounts receivable from customers and interbank loans as of December 31, 2021 and 2020 is summarized as follows:

	As of December 31, 2021
Corporate	Stage 1	Stage 2	Stage 3	Totals corporate	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	104,887	—	—	104,887	0.42%	(45)	—	—	(45)	0.01%
A2	623,613	—	—	623,613	2.52%	(337)	—	—	(337)	0.04%
A3	2,456,274	—	—	2,456,274	10.64%	(5,729)	—	—	(5,729)	0.60%
A4	4,398,475	—	—	4,398,475	18.49%	(42,196)	—	—	(42,196)	4.45%
A5	2,717,332	—	—	2,717,332	11.69%	(26,295)	—	—	(26,295)	2.77%
A6	—	1,114,466	—	1,114,466	4.13%	—	(36,245)	—	(36,245)	3.82%
B1	—	563,250	—	563,250	1.90%	—	(10,564)	—	(10,564)	1.11%
B2	—	240,106	—	240,106	0.59%	—	(13,190)	—	(13,190)	1.39%
B3	—	106,425	—	106,425	0.43%	—	(11,219)	—	(11,219)	1.18%
B4	—	93,647	—	93,647	0.38%	—	(19,119)	—	(19,119)	2.02%
C1	—	—	149,838	149,838	0.38%	—	—	(3,205)	(3,205)	0.24%
C2	—	—	98,318	98,318	0.15%	—	—	(5,020)	(5,020)	0.47%
C3	—	—	469,581	469,581	1.65%	—	—	(126,748)	(126,748)	13.06%
C4	—	—	249,938	249,938	0.76%	—	—	(92,541)	(92,541)	9.60%
C5	—	—	42,253	42,253	0.17%	—	—	(34,403)	(34,403)	3.60%
C6	—	—	128,830	128,830	0.50%	—	—	(127,706)	(127,706)	14.13%
Subtotals corporate	10,300,581	2,117,894	1,138,758	13,557,233	54.80%	(74,602)	(90,337)	(389,623)	(554,562)	58.49%

	As of December 31, 2021
Collectively assessed portfolio	Stage 1	Stage 2	Stage 3	Total collective	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Commercial loans	1,511,692	470,765	132,980	2,115,437	8.55%	(2,100)	(92,410)	(31,957)	(126,467)	13.34%
Mortgage loans	5,815,884	314,060	115,027	6,244,971	25.23%	(14,156)	(44,636)	(18,506)	(77,298)	8.18%
Consumer loans	2,424,540	338,799	62,380	2,825,719	11.42%	(68,129)	(77,522)	(43,834)	(189,485)	19.99%
Subtotals collectively assessed portfolio	9,752,116	1,123,624	310,387	11,186,127	45.20%	(84,385)	(214,568)	(94,297)	(393,250)	41.51%
Totals portfolio	20,052,697	3,241,518	1,449,145	24,743,360	100%	(158,987)	(304,905)	(483,920)	(947,812)	100%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-196

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

	As of December 31, 2020
Corporate	Stage 1	Stage 2	Stage 3	Totals corporate	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	163,981	—	—	163,981	0.73%	(66)	—	—	(66)	0.01%
A2	514,946	—	—	514,946	2.28%	(254)	—	—	(254)	0.02%
A3	2,182,085	—	—	2,182,085	9.65%	(3,624)	—	—	(3,624)	0.35%
A4	4,223,518	—	—	4,223,518	18.67%	(35,625)	—	—	(35,625)	3.42%
A5	2,952,521	—	—	2,952,521	13.05%	(19,474)	—	—	(19,474)	1.87%
A6	—	920,044	—	920,044	4.07%	—	(38,540)	—	(38,540)	3.70%
B1	—	431,934	—	431,934	1.91%	—	(10,757)	—	(10,757)	1.03%
B2	—	161,455	—	161,455	0.71%	—	(13,265)	—	(13,265)	1.27%
B3	—	163,779	—	163,779	0.72%	—	(16,242)	—	(16,242)	1.56%
B4	—	208,409	—	208,409	0.92%	—	(56,413)	—	(56,413)	5.41%
C1	—	—	97,306	97,306	0.43%	—	—	(2,193)	(2,193)	0.21%
C2	—	—	63,842	63,842	0.28%	—	—	(7,146)	(7,146)	0.69%
C3	—	—	166,229	166,229	0.73%	—	—	(46,524)	(46,524)	4.47%
C4	—	—	185,893	185,893	0.82%	—	—	(83,164)	(83,164)	7.98%
C5	—	—	128,699	128,699	0.57%	—	—	(94,140)	(94,140)	9.04%
C6	—	—	188,493	188,493	0.83%	—	—	(191,900)	(191,900)	18.42%
Subtotals corporate	10,037,051	1,885,621	830,462	12,753,134	56.37%	(59,043.00)	(135,217.00)	(425,067.00)	(619,327)	59.45%

	As of December 31, 2020
Collectively assessed portfolio	Stage 1	Stage 2	Stage 3	Total collective	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Commercial loans	491,849	1,178,431	385,385	2,055,665	9.09%	(29,083)	(57,606)	(41,601)	(128,290)	12.31%
Mortgage loans	4,166,515	1,025,921	124,317	5,316,753	23.52%	(10,732)	(48,514)	(14,219)	(73,465)	7.05%
Consumer loans	1,732,525	686,699	73,205	2,492,429	11.02%	(66,649)	(105,353)	(48,789)	(220,791)	21.19%
Subtotals collectively assessed portfolio	6,390,889	2,891,051	582,907	9,864,847	43.63%	(106,464)	(211,473)	(104,609)	(422,546)	40.55%
Totals portfolio	16,427,940	4,776,672	1,413,369	22,617,981	100%	(165,507)	(346,690)	(529,676)	(1,041,873)	100%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-197

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

The table below provides an analysis of the gross carrying amount of loans and advances to customers by past due:

	As of December 31, 2021
	Less than 30 days overdue	Between 30 and 89 days overdue	More than 90 days overdue	Total overdue
	MCh$	MCh$	MCh$	MCh$
Interbank loans	—	—	—	—
Loans and accounts receivable from customers
Commercial loans	156,006	97,039	361,084	614,129
Mortgage loans	120,581	44,845	66,865	232,291
Consumer loans	123,263	52,812	36,872	212,947
Totals	399,850	194,696	464,821	1,059,367

	As of December 31, 2020
	Less than 30 days overdue	Between 30 and 89 days overdue	More than 90 days overdue	Total overdue
	MCh$	MCh$	MCh$	MCh$
Interbank loans	—	—	—	—
Loans and accounts receivable from customers
Commercial loans	195,865	260,792	381,611	838,268
Mortgage loans	87,946	37,084	77,175	202,205
Consumer loans	78,573	50,275	45,096	173,944
Totals	362,384	348,151	503,882	1,214,417

An analysis for the movement of the allowance for losses during the year by individual and group portfolio is included in Note 10, letter c.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-198

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

Maximum Exposure to Credit Risk

The following table shows the Bank’s maximum credit risk exposure by financial asset as of December 31, 2021 and 2020 for different balance sheet items, including derivatives, without deducting real guarantees or other credit enhancements received:

	Maximum Exposure as of December 31, 2021
	Balance sheet asset				Off-balance sheet			Collateral
	Notes	Gross amounts	Allowances	Net amounts	Gross amounts	Allowances	Net amounts	Cash	Non-cash	Net exposure
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial instruments at fair value through other comprehensive income	11	3,661,101	(651)	3,660,450	—	—	—	—	—	3,660,450
Loans and accounts receivable at amortized cost	10	24,743,360	(947,812)	23,795,548	7,859,923	(30,589)	7,829,334	—	—	31,624,882
Commercial loans		15,672,670	(681,029)	14,991,641	7,859,923	(30,589)	7,829,334	—	—	22,820,975
Mortgage loans		6,244,971	(77,298)	6,167,673	—	—	—	—	—	6,167,673
Consumer loans		2,825,719	(189,485)	2,636,234	—	—	—	—	—	2,636,234
Financial instruments at amortized cost	11	187,582	(127)	187,455	—	—	—	—	—	187,455
Investments under resale agreements	7	606,178	—	606,178	—	—	—	—	—	606,178
Financial derivative contracts	8	2,980,926		2,980,926	—	—	—	—	—	2,980,926
Interbank loans, net	9	80,907	(353)	80,554	—	—	—	—	—	80,554
Other assets	15	810,521		810,521	—	—	—	—	—	810,521
Totals		33,070,575	(948,943)	32,121,632	7,859,923	(30,589)	7,829,334	—	—	39,950,966

	Maximum Exposure as of December 31, 2020
	Balance sheet asset				Off-balance sheet			Collateral
	Notes	Gross amounts	Allowances	Net amounts	Gross amounts	Allowances	Net amounts	Cash	Non-cash	Net exposure
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial instruments at fair value through other comprehensive income	11	3,971,810	(911)	3,970,899	—	—	—	—	—	3,970,899
Loans and accounts receivable at amortized cost	10	22,617,981	(1,041,873)	21,576,108	5,393,860	(39,775)		—	23,428,761	(1,852,653)
Commercial loans		14,808,799	(747,617)	14,061,182	5,393,860	(39,775)	5,354,085	—	13,348,809	6,066,458
Mortgage loans		5,316,753	(73,465)	5,243,288	—	—	—	—	9,844,723	(4,601,435)
Consumer loans		2,492,429	(220,791)	2,271,638	—	—	—	—	235,229	2,036,409
Financial instruments at amortized cost	11	111,643	(101)	111,542	—	—	—	—	—	111,542
Investments under resale agreements	7	105,580	—	105,580	—	—	—	—	105,580	—
Financial derivative contracts	8	3,982,803	—	3,982,803	—	—	—	308,674	—	3,674,129
Interbank loans, net	9	7,131	(10)	7,121	—	—	—	—	—	7,121
Other assets	15	—	—	—	—	—	—	—	—	—
Totals		30,796,948	(1,042,895)	29,754,053	5,393,860	(39,775)	—	308,674	23,534,341	5,911,038

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-199

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

A summary for the allowances for loan losses is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Loans and accounts receivable at amortized cost	(947,812)	(1,041,873)
Interbank loans, net	(353)	(10)
Provisions for contingent loans risk	(30,589)	(39,775)
Total allowances	(978,754)	(1,081,658)

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific Notes.

The following table displays the concentration of credit risk by industry for the loan portfolio:

		As of December 31,
		2021			2020
		Maximum	Maximum		Maximum	Maximum
		gross	net		gross	net
	Note	exposure	exposure (1)%		exposure	exposure (1)%
		MCh$	MCh$		MCh$	MCh$
Manufacturing		1,295,321	1,154,825	5.24%	1,060,837	1,004,437	4.69%
Mining		429,591	422,314	1.74%	534,823	465,405	2.36%
Electricity, gas and water		922,455	805,948	3.73%	1,099,504	863,573	4.86%
Agriculture and livestock		537,337	517,723	2.17%	494,601	470,250	2.19%
Forestry and wood extraction		64,186	62,506	0.26%	56,005	54,607	0.25%
Fishing		19,657	18,781	0.08%	35,723	30,882	0.16%
Transport		867,096	797,904	3.50%	586,831	527,557	2.59%
Communications		49,002	46,451	0.20%	56,148	53,659	0.25%
Construction		1,917,901	1,884,123	7.75%	1,837,114	1,799,216	8.12%
Commerce		2,288,011	2,138,150	9.25%	2,210,467	2,099,734	9.77%
Services		4,143,076	4,026,551	16.74%	3,599,936	3,527,342	15.92%
Others		3,139,037	3,116,365	12.69%	3,237,714	3,237,323	14%
Subtotal commercial loans	10 a)	15,672,670	14,991,641	63.35%	14,809,703	14,133,985	65.47%
Consumer loans	10 a)	2,825,719	2,636,236	11.42%	5,317,000	5,225,837	23.51%
Mortgage loans	10 a)	6,244,971	6,167,671	25.24%	2,492,464	2,325,447	11.02%
Totals		24,743,360	23,795,548	100%	22,619,167	21,685,269	100%
(1)	Net of allowances

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-200

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

For loans to companies, the main guarantees are:	For loans to individual, the main guarantees are:
- Machinery and/or equipment	- Urban plots or land
- Buildings for specific purposes under construction
- Agricultural land
- Maritime ships and aircrafts
- Mining infrastructure
- Inventory
- Agricultural assets
- Industrial assets
- Biological assets
- Other warranties

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

b.2) Financial Risk

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

The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-201

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

b.2.1.1) Currency Risk

Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are:

●     Trading Book Positions in foreign currency (MX).

●     Currency mismatches between the assets and liabilities of the Banking Book.

●     Currency flow mismatches.

●     Structural positions, generated by consolidating the financial statements, assets and liabilities denominated in currencies other than the Chilean peso registered in branches and subsidiaries abroad.

The foregoing means that movements in exchange rates can generate volatility in both the Bank’s net income and equity. This effect is known as "translation risk".

b.2.1.2) Inflation Risk

Inflation risk is the risk of loss due to the impact of inflation and related changes to inflation indexes or inflation-linked units(such as UF, UVR or others) on financial instruments or other transactions that are linked to inflation

b.2.1.3) Interest Rate Risk

Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank’s economic value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, profit and loss, equity and economic value.

The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned to the dates of repricing and by currency. This methodology facilitates the detection of concentrations of interest rate risk at different tenors.

All balance sheet and off balance sheet items are broken down into their cash flows and assigned to repricing and maturity buckets. In the case of those accounts that do not have a contractual maturity, an internal model is used to estimate their durations and interest rate sensitivities.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-202

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

The following are the Banking Book items (products valued at amortized cost and FVTOCI and derivatives valued at fair value) for the most relevant currencies in which the Bank trades at the end of the year ended December 31, 2021 and 2020:

	As of December 31, 2021
		Between 1 and 3	More than 3 months	Between 1 and 3	More than 3
Positions	Up to 1 month	months	and less 1 year	years	years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS	10,789,821	3,521,035	6,400,962	5,787,466	8,807,166	35,306,450
CLP	5,650,471	1,515,577	2,131,454	2,161,385	1,408,683	12,867,570
CLF	510,552	441,744	1,857,539	2,528,482	6,554,363	11,892,680
USD	3,353,122	714,710	1,304,278	147,490	155,892	5,675,492
COP	1,275,676	849,004	1,107,691	950,109	688,228	4,870,708
LIABILITIES	(14,406,920)	(3,202,539)	(5,198,326)	(6,880,724)	(6,562,135)	(36,250,644)
CLP	(7,652,765)	(2,034,059)	(2,487,949)	(5,147,050)	(63,157)	(17,384,980)
CLF	(315,900)	(16,842)	(479,329)	(984,178)	(6,147,733)	(7,943,982)
USD	(2,303,464)	(866,228)	(1,705,776)	(335,808)	—	(5,211,276)
COP	(4,134,791)	(285,410)	(525,272)	(413,688)	(351,245)	(5,710,406)
Derivatives	(590,525)	796,182	438,226	(343,008)	1,000,180	1,301,055
CLP	543,341	749,393	383,356	224,949	—	1,901,039
CLF	(969,261)	(906,260)	(517,836)	(795,785)	1,017,743	(2,171,399)
USD	228,696	416,053	737,494	79,486	155,436	1,617,165
COP	(393,301)	536,996	(164,788)	148,342	(172,999)	(45,750)

	As of December 31, 2020
		Between 1 and 3	More than 3 months	Between 1 and 3	More than 3
Positions	Up to 1 month	months	and less 1 year	years	years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS	9,817,266	2,565,202	5,585,956	5,174,445	9,793,262	32,936,131
CLP	4,885,891	845,251	2,289,124	2,252,567	1,918,038	12,190,871
CLF	539,004	502,506	1,683,797	1,586,457	6,989,721	11,301,485
USD	2,523,089	571,066	885,045	123,608	201,009	4,303,817
COP	1,869,282	646,379	727,990	1,211,813	684,494	5,139,958
LIABILITIES	(15,149,162)	(2,808,356)	(4,363,629)	(1,818,488)	(7,983,018)	(32,122,653)
CLP	(10,169,966)	(1,637,063)	(2,477,283)	(661,668)	(1,950,514)	(16,896,494)
CLF	(223,471)	(14,789)	(284,994)	(768,465)	(5,616,883)	(6,908,602)
USD	(2,152,414)	(884,847)	(939,496)	(3,590)	—	(3,980,347)
COP	(2,603,311)	(271,657)	(661,856)	(384,765)	(415,621)	(4,337,210)
Derivatives	(149,153)	(133,655)	(133,194)	(376,852)	949,461	156,607
CLP	830,637	1,429,392	516,336	272,765	24,985	3,074,115
CLF	(1,263,538)	(795,275)	(662,416)	(444,847)	1,001,038	(2,165,038)
USD	103,599	(24,269)	87,848	(24,433)	(12,182)	130,563
COP	180,149	(743,503)	(74,962)	(180,337)	(64,380)	(883,033)

The exposures presented above correspond to the present values resulting from:

●     Model contract flows according to their behaviors that affect market risk exposure. Example: prepayment, renewal, etc.

●     Discounting the cash flows of instruments accounted for at amortized cost by the opportunity cost.

●     Discounting the cash flows of instruments accounted for through mark to market at market rates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-203

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

b.2.1.4) Volatility Risk

In addition to the exposure related to the underlying asset, buying or selling options has other risks. These risks arise from the non-linear relationship between the gains or losses generated by options and the prices of the underlying factors, as well as from the exposure to changes in the price volatility of the underlying asset, among other factors.

b.2.2) Liquidity Risk

Liquidity Risk is the exposure of the Bank and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•The liquidation of positions without significant losses.

•Financing commercial and treasury activities of the Bank and its subsidiaries at competitive rates.

Complying with liquidity risk requirements and other regulations.

b.3) Financial Risk Management

We define financial risk management as the process of identifying the risks to which the Institution is exposed, quantifying those risks and then managing them according to the Bank’s risk appetite and business objectives. The above implies an active monitoring of the risks, studying their evolution over time. The risk management process can be broken down into the following stages:

b.3.1) Identification of Financial Risks

Financial Risk Management has a high-level technical team that constantly monitors the activities of the Bank and its subsidiaries to identify, quantify and control financial risks. In addition, the Bank’sTreasury function acts as the first line of defense playing a key role in the detection of risks. Itaú Corpbanca has a structure in place that facilitates this risk identification role by maintaining independence in its activities as well as actively participating in the creation / modification of products.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-204

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

b.3.2) Quantification and Control of Exposure to Financial Risk

Once all financial risks have been identified, the Financial Risk Management function is responsible for their quantification. Financial risk factors are subject to limits at various levels, according to the Risk Appetite set by the Board as well as applicable regulations.

The Financial Risk Management function proposes a framework of limits and warnings, quantitative and qualitative that are reviewed and approved by the ALCO and the Board of Directors. Additionally, the Financial Risk Management function develops tools and valuation models, conducts stress tests, measures the degree of concentration with inter-Bank counterparts, draws up the policies and procedures manual, as well as monitors authorized limits and alerts, which are reviewed at least annually.

The metrics, by type of risk, used to quantify the exposures are detailed below:

Metrics and limits of Market Risk

Taking into account the complexity and relevance of the portfolios managed by Itaú Corpbanca, different instruments have been established to control market risks, according to the characteristics of the financial products of the Trading Book and Banking Book.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-205

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

The following are the regulatory and internal metrics used for the monitoring and control of market risk:

Regulatory Risk Measures for the Trading Book and Banking Book

The Bank measures regulatory exposures in line with the standardized methodology set forth by the Central Bank of Chile (Chapter III-B 2.2 "Standards on the measurement and control of market risks of Banking companies" of the Compendium of Financial Regulations) and complemented by the Commission for the Financial Market (Chapter 12 21 “Measurement and control of market risks rules”), which corresponds to a risk measure based on the standard methodology of the Basel Committee to quantify exposure to market risks for the Trading Book and the Banking Book.

The regulatory measurement of Trading Book market risk allows estimating the potential loss that the Bank could face from market fluctuations according to standardized shocks defined by the regulator. The regulatory limit corresponds to the sum of this risk (also called Market Risk Exposure or MRE) and 10% of the Risk-weighted Assets for Credit Risk; Said sum may in no case be greater than the Effective Equity of the Bank.

The Bank must permanently observe these limits and report them to the CMF . It must also inform the Commission monthly about the consolidated risk positions, including the subsidiaries and foreign branches.

The consumption of the regulatory market risk limit, specifically for the Trading Book as of December 31, 2021, 2020 and 2019, is presented below:

	As of December 31,
Limit consumption	2021	2020	2019
Market risk exposure (MRE)	65.63%	83.34%	80.10%

The regulatory risk measurement for the Banking Book is used to estimate the Bank’s potential losses from standardized adverse movements in interest and exchange rates.

The standardized regulatory report for the Banking Book is used to estimate the Bank’s potential economic losses from standardized adverse movements in interest rates defined by the CMF. Currently, limits for short-term exposure (STE) to interest rate and inflation risk in the Banking Book are set at 35% of annual operating income (LTM moving period) and for long-term limit consumption (LTE) at less than 20% of the Bank’s regulatory capital.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-206

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

The following table details regulatory limit consumption for market risk, as a percentage of the limit calculated based on the rules indicated above, specifically for the Banking Book as of December 31, 2021, 2020 and 2019:

	As of December 31,
Limit consumption	2021	2020	2019
Short-term exposure to interest rate risk	47.21%	62.99%	48.92%
Long-term exposure to interest rate risk	23.21%	63.86%	57.82%

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 the Bank has complied with all regulatory requirements and limits, as well as with all financial covenants, such as risk weighed capital adequacy ratio, single borrower exposure, aggregate large exposure, concentration risk, equity to assets ratio, coverage ratio of provisions, among others.

Value at risk (VaR)

●	Calculation of Historical Value at Risk (Non-parametric), which is an estimate of the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank’s uses a 99% confidence level and a time horizon of 1 day.
●	Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility.

The Board and Top Management define limits on the Value at Risk which are monitored on a daily basis. The measurement is also subjected to backtesting to verify that the daily losses that effectively occurred do not exceed VaR more than once every 100 days. The result is monitored daily to confirm the validity of the assumptions, hypotheses as well as the adequacy of the parameters and risk factors used in the VaR calculation.

The Bank in turn calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect risk concentrations. The VaR metrics are complemented by stress testing taking into account prospective, historical and standardized scenarios.Although the Value at Risk model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered:

●	It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, in the Bank’s case it does not reflect what happens in the 1% of the tail. This limitation is mitigated through the stress measures detailed below.
●	It does not consider intraday results, but only reflects the potential loss given current positions.
●	It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-207

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

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

The fluctuations in market factors correspond to highly probable scenarios chosen from among a set of scenarios agreed upon based on the opinions of specialists in economics and financial risk and operators. In order to estimate sensitivity, sensitivity (DV01) and the reasonably likely scenarios must be multiplied by risk factor.

Interest rate scenarios - Chile (basis points – 0.01%)

The table below presents a sensitivity analysis for changes of 0.01% in interest rates by term and type of interest rate, and its corresponding impact on profit and loss (net interest margin) and equity (valuation accounts for financial instruments at FVTOCI).

	Scenarios for impacts on P&L						Scenarios for impacts on FVTOCI
	Swap	Government	Swap	Government	Curve	Curve	Swap	Government	Swap	Government	Curve	Curve
Term	CLP	CLP	CLF	CLF	USD	MX	CLP	CLP	CLF	CLF	USD	MX
1 day	(39)	39	87	162	(51)	51	39	39	(87)	162	51	(51)
3 months	(39)	39	87	162	(51)	51	39	39	(87)	162	51	(51)
6 months	(39)	39	87	162	(51)	51	39	39	(87)	162	51	(51)
9 months	(36)	42	87	159	(67)	67	36	42	(87)	159	67	(67)
1 year	(33)	46	93	155	(86)	86	33	46	(93)	155	86	(86)
2 years	(37)	39	70	93	(101)	101	37	39	(70)	93	101	(101)
3 years	(47)	52	68	88	(103)	103	47	52	(68)	88	103	(103)
4 years	(57)	65	68	83	(105)	105	57	65	(68)	83	105	(105)
5 years	(67)	77	67	79	(106)	106	67	77	(67)	79	106	(106)
7 years	(65)	66	74	81	(103)	103	65	66	(74)	81	103	(103)
10 years	(63)	50	83	85	(98)	98	63	50	(83)	85	98	(98)
20 years	(63)	50	80	81	(115)	115	63	50	(80)	81	115	(115)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-208

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

Interest rate scenarios - Colombia (basis points – 0.01%)

The table below presents a sensitivity analysis for changes of 0.01% in interest rates by term and type of interest rate, and its corresponding impact on profit and loss (net interest margin) and equity (valuation accounts for financial instruments at FVTOCI).

	Scenarios for impacts on P&L			Scenarios for impacts on FVTOCI
Tenor	Government COP	Swap IBR	Curve USD	Government COP	Swap IBR	Curve USD
1 day	137	37	13	137	37	13
3 months	133	40	17	133	40	17
6 months	130	78	19	130	78	19
9 months	126	77	27	126	77	27
1 year	122	75	35	122	75	35
2 years	108	96	39	108	96	39
3 years	93	94	35	93	94	35
4 years	85	95	36	85	95	36
5 years	86	96	37	86	96	37
7 years	88	98	39	88	98	39
10 years	91	101	42	91	101	42
20 years	93	111	51	93	111	51

	Scenarios for impacts on accrual book
Tenor	Government COP	Curve USD
1 day	37	13
1 month	79	14
3 months	40	17
6 months	78	19
9 months	77	27
1 year	75	35

Exchange rate scenarios Chile

The table below presents the assumptions used in the sensitivity analysis for changes in the relevant exchanges rate, were by the Bank determined that its relevant exchange rate are USD-CLP and USD-COP using a 10.86% and 10.42% change over the closing rates, respectively, to each of the portfolios and its corresponding impact on profit and loss (net income from financial operations and net foreign exchange gain/loss) and equity (valuation accounts for financial instruments at FVTOCI).

	Change in scenario impacting	Change in scenario impacting	Change in scenario impacting
Exchange rate	P&L	FVTOCI	accrual book
	%	%	%
USD – CLP	(10.86)	(10.86)	(10.86)
USD - COP	10.42	10.42	10.42

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-209

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

Exchange rate scenarios Colombia

The table below presents the assumption used in the sensitivity analysis for changes in the relevant exchanges rates, were by the Bank used a 5.08% change over the closing rates of USD - COP to each of the portfolios, and its corresponding impact on profit and loss (net income from financial operations and exchange differences) and equity (valuation accounts for financial instruments at FVTOCI).

	Change in scenario	Change in scenario	Change in scenario impacting
Exchange rate	impacting P&L	impacting FVTOCI	accrual book
	%	%	%
USD - COP	(5.08)	(5.08)	(5.08)

Impact on P&L derived from sensitivity analysis

The following table presents the impact of movements or reasonably likely scenarios explained above applied to positions in the Trading Book that affect P&L (net income from financial operations, net foreign exchange gain/losses, and net interest margin as applicable) as of December 31, 2021, 2020 and 2019:

	As of December 31,
Potential impact on P&L	2021	2020	2019
	MCh$	MCh$	MCh$
CLP rate risk	(1,679)	(8,403)	(4,881)
Derivatives	(1,679)	(8,403)	(4,879)
Debt instruments	—	—	(2)
CLF rate risk	(7,248)	(8,488)	(5,130)
Derivatives	(7,248)	(8,488)	(5,130)
Debt instruments	—	—	—
COP rate risk	829	(3,104)	(1,200)
Derivatives	5,469	(2,508)	(1,086)
Debt instruments	(4,640)	(596)	(114)
UVR rate risk	(30,766)	(133)	(108)
Derivatives	—	3	(102)
Debt instruments	(30,766)	(136)	(6)
USD rate risk	(12,000)	(2,648)	(2,711)
Other currencies rate risk	(16)	(249)	(177)
Total rate risk	(50,880)	(23,025)	(14,207)
Exchange rate risk	7	(163)	(763)
Options risk	5	16	89
Total impact	(50,868)	(23,172)	(14,881)

The following table presents the impact on the net interest margin of movements or reasonably likely scenarios on positions in the Accrual Book for the years ended December 31, 2021, 2020 and 2019:

	For the years ended December 31,
Potential impact on Accrual Book	2021	2020	2019
Interest rate shock sensitivity impact	(16,349)	(9,626)	(13,981)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-210

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

Impact on Equity derived from sensitivity analysis

The following table shows the positions of the FVTOCI portfolio and their potential impacts in market value. The first column for each period shows the exposure in Dv01 based on changes in the market value of one basis point in yield curves and second column shows "Impact of change in interest rate" based on internal scenarios of rates changes in yields curves.

	For the years ended December 31,
	2021			2020			2019
Potential Impact	DV01	Impact of Change in		DV01	Impact of Change in		DV01	Impact of Change in
on FVTOCI	(+1 bp)	Interest Rate		(+1 bp)	Interest Rate		(+1 bp)	Interest Rate
	US$	MUS$	MCh$	US$	MUS$	MCh$	US$	MUS$	MCh$
CLP	(73,433)	(6.99)	(5,897)	(707,409)	(40.13)	(28,609)	(377,765)	(31.16)	(23,334)
CLF	43,232	(33.24)	(28,055)	(201,548)	(23.15)	(16,505)	(221,758)	(49.07)	(36,744)
COP	(65,627)	(5.36)	(4,525)	35,889	(8.13)	(5,780)	(49,254)	(1.37)	(1,023)
UVR	(83,203)	(6.96)	(5,875)	(36,520)	(3.88)	(2,755)	(142,663)	(5.25)	(3,981)
USD	(80,331)	(8.64)	(6,797)	(42,030)	(4.36)	(3,107)	(2,353)	(0.14)	(105)
Other	—	—	—	11,624	(0.59)	(419)	888	(0.08)	(56)
Total interest rate impact	(259,362)	(61.19)	(51,149)	(939,994)	(80.24)	(57,175)	(792,905)	(87.07)	(65,243)

	Impact due to changes in prices
Exchange rate	As of December 31, 2021		As of December 31, 2020
	ThUS$	MCh$	ThUS$	MCh$
USD	145.47	122,874	(67.25)	(47,942)
COP	—	—	(63.65)	(45,380)
Total risk exchange rate	145.47	122,874	(130.90)	(93,322)
Total impact	84.28	71,725	(211.14)	(150,497)

Hedging

The Bank utilizes a variety of hedging strategies and instruments to manage financial risks arising from trading book and banking book exposures. In cases where the hedging instruments are subject to an accounting treatment different from that of the underlying exposures that are the object of the hedge, the Bank may employ hedge accounting treatment to eliminate accounting asymmetries that could generate undue volatility in the Bank’s earnings, equity and/or capital positions.

The use of accounting hedges is subject to the limits defined by the Board of Directors, the definitions of the Assets and Liabilities Committee (ALCO) and the Hedging Policy.

The Treasury is responsible for designing and implementing the hedging strategies and the Financial Risk Management function is responsible for measuring and monitoring the effectiveness of the hedges, generating indicators of effectiveness that are constantly monitored. (For more detail on the accounting hedging strategies, review Note 8).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-211

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

LIBOR discontinuation (London Interbank Offered Rate)

LIBOR has been the main reference rate to determine the price of financial instruments from mortgages, loans, bonds, derivatives, as well as for the construction of discount rates and transfer prices. However, its reliability and methodological definition have recently been challenged, prompting the UK's Financial Conduct Authority (FCA) to determine the cessation of the LIBOR benchmark as of December 31, 2021 for Libor 1w and 2m, and as of June 30, 2023 for other tenors.

The following table details the exposure based on financial instruments subject to the reform of the reference interest rate, presenting the balances as of December 31, 2021 and 2020:

Financial intruments based on libor
	As of December 31, 2021		As of December 31, 2020
	Exposure		Exposure
Financial Statements line item	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Non-derivative financial instruments	2,790,568	1,533,951	1,632,335	1,107,483
Loans and accounts receivable from customers	2,790,568		1,632,335
Interbank borrowings	—	1,533,951	—	1,107,483
Financial derivative contracts (1) (2)	1,032,033	1,154,080	12,988,222	9,228,125
Totals	3,822,601	2,688,031	14,620,557	10,335,608
(1)	Correspond to the fair value of the operations.
(2)	The total notional amount associated with derivative operations corresponds to MCh$32,537,849 (As of December 31, 2020 MCh$32,966,228).

The main items identified included in Loans and accounts receivable from customers correspond to commercial loans in the form of working capital funding, while the operations included in the Interbank borrowings item correspond mainly to international trade financing operations. The derivative items are mainly composed of interest rate swaps.

Additionally, based on Management’s analysis, no risks have been identified that would require meaningful modifications in the risk management strategy implemented by the Bank.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-212

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

C) Operational Risk

The Bank and its subsidiaries define operational risk as the possibility of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the legal risk and excluding strategic and reputational risks. Operational risk is recognized as a manageable risk, for which the Bank has established an Operational Risk Management function.

The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guidelines.

The defense lines are composed by; the business and support areas (first line of defense), which are primarily responsible for managing the risks related to their processes; Operational Risk, Internal Controls, and Compliance (second line of defense) area in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities; and the Internal Audit function (third line of defense) responsible for independently verifying the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee.

The risk management program contemplates that all relevant risk issues must be reported to the higher levels of the organization and to the Operational Risk Committee.

Our methodology consists in the evaluation of risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following:

●	Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;
●	Building a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions.
●	Generating effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol;
●	Controlling the design and application of effective plans to deal with contingencies that ensure business continuity and the avoidance or minimization of losses.

Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual "more security" program for all staff and introduction programs for new employees.

Finally, it is worth mentioning that Sarbanes-Oxley (SOX) compliant controls are established for all processes that are relevant to the integrity of the Bank’s financial statements and that compliance with SOX standards is annually. certified by the Operational Risk Management function.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-213

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

D) Cybersecurity

The Bank and its affiliated companies collect and process personal and confidential information from its clients as an integral part in the conduct of banking operations and the various services offered through the Internet and other electronic channels. The secure transmission of information through the different electronic channels is essential to maintain the trust of its customers in online services. The use of the Internet and electronic channels in general exposes the Bank to risks associated with cybersecurity.

Cybersecurity is defined as the set of actions for the protection of digital information assets, as well as the infrastructure that supports it, with the objective of preventing or mitigating the adverse effects of risks and threats on information security and maintaining the continuity of the Bank's business.

Given the importance of cybersecurity and security of the clients' information, the Bank has a Cybersecurity and Fraud Management team, which reports directly to the Corporate Risk Manager.

The Bank's Cybersecurity Management model is based on four (4) Macro processes:

●	Security and Cybersecurity Governance: focused on risk management, regulatory framework, supplier cybersecurity management and culture and awareness of Cybersecurity culture, for clients and collaborators.
●	Information protection: Responsible for the identification, classification, protection and authorization of access to information.
●	Systems security: Definition of security architecture and adherence to cybersecurity guidelines in the technological environment.
●	Cyber defense: Application of industry leading practices in security and assurance of technological equipment (Baseline), detection and remediation of vulnerabilities and detection and response to cybersecurity incidents; evaluation of the Bank's current cybersecurity controls and detection of cybersecurity breaches, evaluation of response to a crisis scenario through cybersecurity exercises and ethical hacking.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-214

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

E)    Shareholders’ equity requirements

The primary objectives of the Bank's capital management are to ensure compliance with regulatory requirements, maintain a strong credit rating and healthy capital ratios. During the years ended December 31, 2021 and 2020, the Bank has fully complied with capital requirements.

In accordance with the General Banking Law (hereinafter LGB), the Bank must maintain a minimum ratio of Cash Equity to Consolidated Risk-Weighted Assets of 8% in accordance with article 66 of the LGB. In addition to the above, it must maintain an additional core capital equivalent to 0.625% of its risk-weighted assets in accordance with article 66 bis of the LGB, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, since the 2016 merger, the CMF has required an additional 2.0% buffer. According to the transitory provisions of RAN 12-14 "Application of article 35 BIS of the LGB", this buffer has effectively been reduced to 1.5% as of December 1, 2021. As a result, the Bank’s minimum required  ratio of Shareholders' Equity to Consolidated Risk-Weighted Assets is 10.13%. The Bank’s capital ratio calculations, the Bank follow the provisions of Chapter 21-1 "Shareholders' Equity for legal and regulatory purposes" of the RAN.

In January 2019, Law No. 21,130 was issued, which modernizes the banking legislation with the objective of implementing the practices promoted internationally by the Basel III agreement, introducing amendments to the General Banking Law (hereinafter "LGB"). In order to implement the standards, the CMF initiated the regulatory process for their implementation by incorporating amendments and new chapters to the Updated Compilation of Standards (hereinafter "RAN").

The application of the regulatory adjustments and exclusions from the capital base will be gradual, in accordance with the transitional provisions of Chapter 21-1, starting with a 15% discount on December 1, 2022, rising to 30% as of December 1, 2024, to 65% as of December 1, 2024, and reaching 100% as of December 1, 2025.

Assets are weighted according to risk categories as established in Chapter 21-6 "Determination of assets weighted by credit risk", Chapter 21-7 "Determination of market risk-weighted assets" and Chapter 21-8 "Standardized methodology for the computation of operational risk-weighted assets".

All derivative instruments traded off-exchange are considered in the determination of risk assets with a conversion factor on the notional values, thus obtaining the amount of exposure to credit risk (or "credit equivalent"). Off-balance sheet contingent credits are also considered as "credit equivalent" for their weighting, in accordance with the provisions of Chapter 21-6 of the RAN.

Finally, the new regulation for solvency measurement purposes and regulatory minimum requirements will be effective as of December 1, 2021 and will be implemented gradually until it is fully established as of December 1, 2025.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-215

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

a)	According to local regulations, as of December 31, 2021 the relation between assets and risk weighted assets based on Basel III is as follow:

			Global consolidated
No. Item		Note	As of December 31, 2021
			MCh$
1	Total assets according to the statement of financial position, excluding financial derivative contracts		34,842,124
2	Investment in subsidiaries that are not consolidated	a	—
3	Assets discounted from regulatory capital, other than item 2	b	1,003,882
4	Credit equivalent	c	980,163
5	Contingent receivables	d	2,315,141
6	Assets arising from the intermediation of financial instruments	e	24,428
7	= (1-2-3+4+5-6) Total assets for regulatory purposes		37,109,118
8.a	Credit risk-weighted assets, estimated using standard methodology (APRC)	f	21,016,722
8.b	Credit risk-weighted assets, estimated according to internal methodology (APRC)	f	—
9	Assets weighted by market risk (APRM)	g	1,873,952
10	Assets weighted by operational risk (APRO)	h	1,990,014
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)		24,880,688
11.b	= (8.b/8.b+9+10) Risk-weighted assets, after application of the output floor (APR)		24,880,688
12	Equity attributable to equity holders of the Bank		3,277,800
13	Non-controlling interest	i	74,542
14	Goodwill	j	492,512
15	Excess minority investments	k	—
16	= (12+13-14-15) Common Equity Tier 1 Equivalent (CET1)		2,859,830
17	Additional deductions to common equity tier 1, other than item 2	l	—
18	= (16-17-2) Common equity common equity tier 1 (CET1)		2,859,830
19	Voluntary provisions (additional) incorporated as Additional Capital Tier 1 (AT1)	m	—
20	Subordinated bonds imputed as Additional Capital Tier 1 (AT1)	m	248,807
21	Preferred shares imputed as Additional Capital Tier 1 (AT1)		—
22	Bonds with no fixed term to maturity imputed to Additional Capital Tier 1 (AT1)		—
23	Discounts applied to AT1	l	—
24	= (19+20+21+22+22-23) Additional capital level 1 (AT1)		248,807
25	= (18+24) Tier 1 capital		3,108,637
26	Voluntary (additional) provisions imputed as Tier 2 capital (T2)	n	133,323
27	Subordinated bonds imputed as Tier 2 capital (T2)	n	794,520
28	= (26+27) Equivalent Tier 2 capital (T2)		927,843
29	Discount applied to T2	l	—
30	= (28-29) Tier 2 capital (T2)		927,843
31	= (25+30) Effective equity		4,036,480
32	Additional core capital required for the constitution of the conservation buffer	p	155,504

(a) Corresponds to the value of the investment in subsidiaries that are not consolidated. Applies only in local consolidation when the bank has subsidiaries abroad, and their value is fully deducted from assets and CET1.

(b) Corresponds to the value of the asset items that are deducted from regulatory capital, in accordance with the provisions of paragraph a) of Title No. 3 of Chapter 21-30 of the RAN.

(c) Corresponds to the credit equivalents of derivative instruments in accordance with paragraph (b) of title No. 3 of Chapter 21-30 of the RAN.

(d) Corresponds to the contingent exposure as established in paragraph c) of title No. 3 of Chapter 21-30 of the RAN.

(e) Corresponds to the assets from the intermediation of financial instruments in its own name on behalf of third parties, which are within the bank's consolidation perimeter, as established in paragraph (c) of Title No. 3 of Chapter 21-30 of the RAN.

(e) Corresponds to the assets of the intermediation of financial instruments in its own name on behalf of third parties, which are within the bank's consolidation perimeter, as established in paragraph d) of Title No. 3 of Chapter 21-30 of the RAN.

(f) Corresponds to the assets weighted by credit risk, estimated according to RAN Chapter 21-6. If the bank is not authorized to apply  internal methodologies, it must report field 8.b with zero and add 8.a in field 11.a. If it has the authorization, it must add 8.b in 11.a.

(g) Corresponds to the assets weighted by market risk, estimated according to Chapter 21-7 of the RAN.

(h) Corresponds to the assets weighted by operational risk, estimated according to Chapter 21-8 of the RAN.

(i) Corresponds to the non-controlling interest, according to the level of consolidation, up to 20% of the owners' equity.

(j) Assets corresponding to goodwill.

(k) Corresponds to the balances of the assets of investments in companies other than business support companies that do not participate in the consolidation, in excess of 5% of the owners' equity.

(l) In the case of CET1 and T2, banks must estimate the equivalent value for each level of capital, as well as that obtained by fully applying Chapter 21-1 of the RAN. Then, the difference between the equivalent value and the fully applied value must be weighted by the discount factor in effect at the reporting date according to the transitional provisions of Chapter 21-1 of the RAN, and reported in this row. In the case of AT1, discounts are applied directly if any.

(m) Provisions and subordinated debentures imputed to additional tier 1 capital (AT1), as established in Chapter 21-2 of the RAN.

(n) Provisions and subordinated debentures imputed to the equivalent definition of Tier 2 capital (T2), as established in Chapter 21-1 of the RAN.

(o) Corresponds to the additional core capital (CET1) for the constitution of the conservation buffer, as established in Chapter 21-12 of the RAN.

(p) Corresponds to the additional basic capital (CET1) for the constitution of the conservation buffer, as established in Chapter 21-12 of the RAN.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-216

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

			Global consolidated
No. Item	Solvency ratios and regulatory compliance ratios according to Basel III	Note	As of December 31, 2021
			%
1	Leverage ratio (T1_I18/T1_I7)		7.71
3	Common equity tier 1 ratio (T1_I18/T1_I11.b)		11.49
5	Tier 1 capital ratio (T1_I25/T1_I11.b)		12.49
6	Capital Adequacy ratio (T1_I31/T1_I11.b)		16.22
7	Solvency rating (Level A, B or C)	a	A
	Regulatory compliance ratios for solvency
8	Voluntary (additional) provisions imputed in Tier 2 capital (T2) in relation to APRCs (T1_I26/(T1_I8.a or 8.b))	b	0.63
9	Subordinated bonds imputed in tier 2 capital (T2) in relation to common equity tier 1(CET1)	c	27.78
10	Additional tier 1 capital (AT1) relative to common equity tier 1 (CET1) (T1_I24/T1_I18)	d	8.70
11	Voluntary (additional) provisions and subordinated debentures that are imputed to Additional Tier 1 capital (AT1) in relation to RWA ((T1_I19+T1_I20)/T1_I11.b)	e	1.00

(a)	Corresponds to the solvency classification as established in Article 61 of the General Banking Law.
(b)	Limit of 1.25%, if the bank uses standard methodologies (field T1_8.a), or 0.625% if the bank uses internal methodologies (field T1 8.b), in the estimate of the APRC.
(c)

Subordinated bonds imputed to Tier 2 capital must not exceed 50% of Common Equity Tier 1 (CET1), taking into account the discounts applied to these instruments according to Chapter 21-1. instruments according to Chapter 21-1 of the RAN.

(d)	Corresponds to the contingent exposure as established in paragraph c) of title No. 3 of Chapter 21-30 of the RAN.

b)	As of December 31, 2020, the ratio of assets to risk-weighted assets in accordance with Chapter 12-1, is as follows:

As of December 31, 2020, the ratio of assets to risk-weighted assets is as follows:
	Consolidated assets	Risk-weighted assets
	As of December 31, 2020
	MCh$	MCh$
Assets balance (net of allowances)
Cash and deposits in banks	3,089,072	—
Cash items in process of collection	173,192	30,919
Trading securities	580,369	90,149
Investments under resale agreements	105,580	97,525
Financial derivative contract (*)	1,302,692	859,464
Interbank loans	7,115	7,115
Loans and accounts receivable from customers	21,685,269	18,634,870
Available for sale investments	3,964,720	334,632
Held to maturity investments	111,643	49,627
Investments in companies	11,983	11,983
Intangible	718,683	226,171
Fixed assets	56,020	56,020
Right-of-use asset under lease agreements	170,603	170,603
Current taxes	64,699	6,470
Deferred taxes	314,112	31,411
Other assets	602,769	410,854
Off-balance sheet assets
Contingent loans	2,381,233	1,428,740
Totals	35,339,754	22,446,553

(*)   Items presented at their Equivalent Credit Risk value, in accordance with the provisions of Chapter 12-1 “Equity for Legal and Regulatory Effects” of the RAN, issued by the Commission for the Financial Market.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-217

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-218

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 36 - Risk management, continued

	As of December 31,
	2020		2020
	MCh$		%
Basic capital	2,315,411	(a)	6.54	(c)
Effective equity	3,044,661	(b)	13.56	(d)

(a)   Basic Capital Corresponds to the net amount that must be shown in the Consolidated Financial Statements filed with the CMF under the line item “Equity attributable to equity holders of the Bank” as indicated in the Compendium of Accounting Standards.

(b)   Based on the consolidated financial statements filed with CMF, the effective net equity of a bank is the sum of (i) a bank’s basic capital, (ii) subordinated bonds issued by a bank valued at their placement price up to 50% of its net capital base; provided that the value of the bonds shall decrease 20% for each year that lapses during the period commencing six years prior to their maturity and (iii) voluntary loan loss allowances in an amount up to 1.25% of a bank’s risk-weighted assets (if a bank has goodwill, this value would be required to be deducted from the calculation of the effective net equity). The calculation of the effective net equity does not include the capital contributions made to subsidiaries of a bank and is made on a consolidated basis rather than on an unconsolidated basis.

(c)   Consolidated basic capital ratio corresponding to basic capital divided by total assets for capital purposes (includes items outside  the Consolidated Financial Statements).

(d)   Consolidated solvency ratio corresponds to the ratio of effective equity to weighted assets.

The shareholders' agreement established an “Optimal Regulatory Capital” with respect to Itaú Corpbanca Chile and Colombia, which must be, at any date, the higher of the 120% of the minimum regulatory capital ratio established by the respective legislation and the ratio of Regulatory capital of the 3 largest private banks in the respective country, multiplied by the consolidated risk-weighted assets (APR) of the Chilean or Colombian bank, as applicable, as of a date that is one year from the last day of the most recent fiscal year , assuming that the assets weighted by their risk level grow during that year at a rate equal to the Minimum Growth Rate (corresponds to the minimum growth rate of the total assets of Itaú Corpbanca Chile and Itaú Corpbanca Colombia necessary to maintain the market participation, determined by the Administration, which in no case may exceed the forecast growth of the system of each country).

As of December 31, 2021 and 2020, the Bank is in compliance with the “Optimal Regulatory Capital” requirements, as well as with all financial covenants related to regulatory capital requirements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-219

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 37 - Maturity of assets and liabilities

The main assets grouped by maturity, including interest accrued as of December 31, 2021 and 2020, are detailed as follows:

	As of December 31, 2021
		Between			Between
		1 month	Between	Between	3 years
		to 3	3 month	1 year to	to 6	Over 6
	Up to 1 month	months	to 1 year	3 years	years	years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial instruments at fair value through profit or loss	95,418	50,828	405	34,355	97,175	54,543	332,724
Financial instruments at fair value through other comprehensive income	1,355,565	636,668	99,850	423,463	986,245	158,659	3,660,450
Loans and accounts receivable from customers at amortized cost (**)	2,593,097	1,821,585	3,106,399	6,185,692	3,721,574	7,315,013	24,743,360
Commercial loans	1,822,238	1,686,244	2,560,603	4,905,237	2,100,317	2,598,031	15,672,670
Mortgage loans	25,866	51,577	231,076	625,862	944,855	4,365,735	6,244,971
Consumer loans	744,993	83,764	314,720	654,593	676,402	351,247	2,825,719
Financial instruments at amortized cost	43,679	12,272	146,327	27,587	(42,410)	—	187,455
Investments under resale agreements	493,659	111,148	667	704	—	—	606,178
Financial derivative contracts	143,208	111,783	371,074	809,903	1,066,262	478,696	2,980,926
Interbank loans (*)	80,907	—	—	—	—	—	80,907
Subtotal	4,805,533	2,744,284	3,724,722	7,481,704	5,828,846	8,006,911	32,592,000

Liabilities
Obligations under repurchase agreements	465,842	164	—	—	—	—	466,006
Time deposits and other time liabilities	4,887,142	2,087,560	2,342,260	328,276	171,391	280,814	10,097,443
Financial derivative contracts	77,835	188,750	352,821	664,758	598,211	1,043,212	2,925,587
Interbank borrowings	171,624	132,457	1,420,184	3,137,074	55,922	1,162	4,918,423
Lease obligations	5,023	3,977	16,905	41,057	37,753	10,829	115,544
Debt instruments issued	429,170	264,480	636,336	736,215	1,151,454	3,545,185	6,762,840
Subtotal	6,036,636	2,677,388	4,768,506	4,907,380	2,014,731	4,881,202	25,285,843

(*)     Interbank loans are presented gross. The amount of allowances corresponds to MCh$353.

(**)   Loans and accounts receivable from customers at amortized cost are presented gross. Allowances by loan type are detailed as follows: Commercial MCh$681,029; Mortgage MCh$77,298; and Consumer MCh$189,485.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-220

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 37 - Maturity of assets and liabilities, continued

	As of December 31, 2020
		Between			Between
		1 month	Between	Between	3 years
		to 3	3 month	1 year to	to 6	Over 6
	Up to 1 month	months	to 1 year	3 years	years	years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial instruments at fair value through profit or loss	55,516	65,370	77,021	176,681	192,719	15,403	582,710
Financial instruments at fair value through other comprehensive income	1,127,310	97,970	486,354	870,028	1,312,994	76,243	3,970,899
Loans and accounts receivable from customers at amortized cost (**)	1,956,465	1,457,769	2,260,698	2,834,427	3,929,783	10,178,839	22,617,981
Commercial loans	1,387,069	1,436,296	2,167,838	2,258,716	2,769,842	4,789,038	14,808,799
Mortgage loans	1,980	420	2,952	26,153	181,838	5,103,410	5,316,753
Consumer loans	567,416	21,053	89,908	549,558	978,103	286,391	2,492,429
Financial instruments at amortized cost	18,197	—	92,698	647	—	—	111,542
Investments under resale agreements	19,933	40,537	43,633	692	785	—	105,580
Financial derivative contracts	173,313	10,258	526,205	639,459	918,637	1,714,931	3,982,803
Interbank loans (*)	—	7,131	—	—	—	—	7,131
Subtotal	3,350,734	1,679,035	3,486,609	4,521,934	6,354,918	11,985,416	31,378,646

Liabilities
Obligations under repurchase agreements	637,751	1,100	—	—	—	—	638,851
Time deposits and other time liabilities	4,627,676	2,385,542	3,311,082	661,139	123,689	323,936	11,433,064
Financial derivative contracts	171,119	18,551	483,102	669,539	878,157	1,453,123	3,673,591
Interbank borrowings	103,194	119,061	719,886	970,810	1,874,093	11,934	3,798,978
Lease obligations	2,927	7,258	20,645	51,861	49,170	20,024	151,885
Debt instruments issued	1,640	545	326,088	838,032	1,873,627	3,164,924	6,204,856
Subtotal	5,544,307	2,532,057	4,860,803	3,191,381	4,798,736	4,973,941	25,901,225

(*)    Interbank loans are presented gross. The amount of allowances corresponds to MCh$10.

(**)  Loans and accounts receivable from customers at amortized cost are presented gross. Allowances by loan type are detailed as follows: Commercial MCh$747,617; Mortgage MCh$73,465; and Consumer MCh$220,791.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-221

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 38 - Foreign currency position

In the Consolidated Statements of Financial Position as of December 31, 2021 and 2020, assets and liabilities are included in local and foreign currency, as well as inflation-indexation adjustable and adjustable by the variation of the exchange rate, for the amounts indicated below:

								Other	Exchange rate
As of December 31, 2021	Note	CLP (*)	UF	USD	COP	EUR		currencies	adjustable	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$
Cash and deposits in banks	5a)	1,308,118	—	1,822,747	287,922	32,213		22,392	—	3,473,392
Cash items in process of collection	5b)	211,686	—	222,843	347	3,354		266	—	438,496
Financial instruments at fair value through profit or loss	6	91,817	—	—	240,907	—		—	—	332,724
Financial instruments at fair value through other comprehensive income	11	2,012,758	301,897	980,339	365,456	—		—	—	3,660,450
Loans and accounts receivable at amortized cost	10	6,079,741	9,799,322	3,578,507	4,302,474	26,371		—	9,133	23,795,548
Financial instruments at amortized cost	11	451,099	321,291	(772,390)	187,455	—		—	—	187,455
Investments under resale agreements	7	171,810	—	—	434,368	—		—	—	606,178
Investments in companies		9,152	—	—	—	—		—	—	9,152
Financial derivative contracts	8	2,254,395	126,280	564,013	30,538	5,700		—	—	2,980,926
Interbank loans, net	9	—	—	52,505	28,049	—		—	—	80,554
Intangible assets	13	663,373	—	130	35,841	—		—	—	699,344
Property, plant, and equipment	14	39,507	—	433	31,993	—		—	—	71,933
Right-of-use asset under lease agreements	15	86,240	—	5,723	18,818	—		—	—	110,781
Current taxes	16	18,871	—	1,713	37,600	—		—	—	58,184
Deferred taxes	16	181,998	—	15,942	74,271	—		—	—	272,211
Other assets	17	224,814	4,421	516,165	56,492	8,361		—	268	810,521
Other non-current assets held for sale	17	11,916	—	—	478	—		—	—	12,394
TOTAL ASSETS		13,817,295	10,553,211	6,988,670	6,133,009	75,999		22,658	9,401	37,600,243

Deposits and other demand liabilities	18	3,717,926	21,624	896,088	2,914,776	25,136		545	—	7,576,095
Cash in process of being cleared	5b)	231,391	—	182,202	—	10,640		125	—	424,358
Obligations under repurchase agreements	7	212,356	—	—	253,650	—		—	—	466,006
Time deposits and other time liabilities	18	6,233,732	509,868	2,045,906	1,307,928	8		—	1	10,097,443
Financial derivative contracts	8	2,194,964	118,170	540,656	60,400	11,397		—	—	2,925,587
Interbank borrowings	19	3,007,242	—	1,721,424	117,239	837		71,681	—	4,918,423
Debt instruments issued	20	888,333	5,094,916	144,078	635,513	—		—	—	6,762,840
Other financial liabilities	20	42,435	—	—	—	—		—	—	42,435
Lease contracts liabilities	15	483	86,120	6,778	22,047	—		—	116	115,544
Current taxes	16	393	—	—	939	—		—	—	1,332
Deferred taxes	16	—	—	—	—	—		—	—	—
Provisions	21	158,779	—	2,177	74,391	—		—	—	235,347
Other liabilities	22	215,662	244,572	190,511	55,889	2,978		—	—	709,612
Liabilities directly associated with non-current assets held for sale	22	—	—	—	—	—		—	—	—
TOTAL LIABILITIES		16,903,696	6,075,270	5,729,820	5,442,772	50,996	—	72,351	117	34,275,022
Assets (liabilities) net		(3,086,401)	4,477,941	1,258,850	690,237	25,003		(49,693)	9,284	3,325,221

(*)    Includes transactions denominated in foreign currencies but that are settled in pesos.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-222

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 38 - Foreign currency position, continued

							Other	Exchange rate
As of December 31, 2020	Note	CLP (*)	UF	USD	COP	EUR	currencies	adjustable	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5a)	1,232,614	—	1,501,888	294,522	28,315	31,733	—	3,089,072
Cash items in process of collection	5b)	110,503	—	61,819	93	9	768	—	173,192
Financial instruments at fair value through profit or loss	6	145,316	355	—	437,039	—	—	—	582,710
Financial instruments at fair value through other comprehensive income	11	2,556,706	696,307	103,503	614,383	—	—	—	3,970,899
Loans and accounts receivable at amortized cost	10	5,768,428	8,959,138	2,859,253	3,955,993	23,704	—	9,592	21,576,108
Financial instruments at amortized cost	11	—	—	7,202	104,340	—	—	—	111,542
Investments under resale agreements	7	84,173	—	—	21,407	—	—	—	105,580
Investments in companies		7,149	—	—	—	—	—	—	7,149
Financial derivative contracts	8	2,529,980	387,035	1,039,536	19,967	6,285	—	—	3,982,803
Interbank loans, net	9	—	—	7,121	—	—	—	—	7,121
Intangible assets	13	682,523	—	172	35,988	—	—	—	718,683
Property, plant, and equipment	14	56,274	—	482	23,859	—	—	—	80,615
Right-of-use asset under lease agreements	15	111,452	—	6,061	28,495	—	—	—	146,008
Current taxes	16	43,132	—	1,844	19,723	—	—	—	64,699
Deferred taxes	16	250,023	—	14,645	47,888	—	—	—	312,556
Other assets	17	87,378	11,883	388,141	54,961	—	—	270	542,633
Other non-current assets held for sale	17	13,269	—	—	1,809	—	—	—	15,078
TOTAL ASSETS		13,678,920	10,054,718	5,991,667	5,660,467	58,313	32,501	9,862	35,486,448

Deposits and other demand liabilities	18	3,186,296	13,448	737,892	2,238,247	21,435	88	—	6,197,406
Cash in process of being cleared	5b)	82,287	—	52,244	1	1,528	18,172	—	154,232
Obligations under repurchase agreements	7	399,593	—	—	239,258	—	—	—	638,851
Time deposits and other time liabilities	18	8,042,117	402,118	1,539,760	1,449,054	14	—	1	11,433,064
Financial derivative contracts	8	2,031,193	476,910	986,508	170,598	8,382	—	—	3,673,591
Interbank borrowings	19	2,257,226	—	1,384,248	47,768	368	109,368	—	3,798,978
Debt instruments issued	20	835,961	4,636,431	122,734	609,730	—	—	—	6,204,856
Other financial liabilities	20	13,123	—	—	—	—	—	—	13,123
Lease contracts liabilities	15	561	118,189	6,987	25,992	—	—	156	151,885
Current taxes	16	596	—	—	1,170	—	—	—	1,766
Deferred taxes	16	—	—	—	237	—	—	—	237
Provisions	21	84,190	—	5,814	45,086	—	—	—	135,090
Other liabilities	22	175,812	159,834	274,827	79,442	66	—	10,053	700,034
Liabilities directly associated with non-current assets held for sale	22	—	—	—	—	—	—	—	—
TOTAL LIABILITIES		17,108,955	5,806,930	5,111,014	4,906,583	31,793	127,628	10,210	33,103,113
Assets (liabilities) net		(3,430,035)	4,247,788	880,653	753,884	26,520	(95,127)	(348)	2,383,335

(*)    Includes transactions denominated in foreign currencies but that are settled in pesos.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-223

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 39 - Subsequent events

Central Bank of Chile authorization for the acquisition of 12.36% of the capital stock of Itaú Corpbanca Colombia.

On January 27, 2022, by Resolution No. 2451-07-220127, the Board of the Central Bank of Chile authorized Itaú Corpbanca, in accordance with article 76 of the General Bank Law, to carry out the following investments and transactions:

i. Incorporate a subsidiary in the Republic of Colombia, corresponding to the simplified joint stock company whose corporate name will be Itaú Holding Colombia S.A.S., under the terms already authorized by the Financial Market Commission.

ii. To acquire, directly and indirectly, through Itaú Holding Colombia S.A.S., 4,800 shares issued by Itaú Corredor de Seguros Colombia S.A., equivalent to 20% of its capital stock, owned by Helm LLC.

iii. To acquire, directly and indirectly, through Itaú Holding Colombia S.A.S., a total of up to 93,306,684 shares issued by Itaú Corpbanca Colombia S.A., equivalent to 12.36% of its share capital, owned by Corpgroup.

Acquisition of 12.36% of the capital stock of Itaú Corpbanca Colombia

On February 22, 2022, it was reported that, after having obtained the regulatory approvals from the banking supervisors of Chile, Colombia and Brazil, and in compliance with the provisions of the Transaction Agreement entered into between Itaú Corpbanca, Itaú Unibanco Holding S.A., CorpGroup Interhold SpA and Inversiones Gasa Limitada dated January 29, 2014, as amended on June 2, 2015 and January 20, 2017 (the "Transaction Agreement"), Itaú Corpbanca proceeded to acquire, directly and indirectly, all of the shares of Itaú Corpbanca Colombia S.A. owned by CorpGroup Interhold S.p.A., CorpGroup Banking S.A. and CG Financial Colombia S.A.S., representing approximately 12.36% of the share capital of Itaú Corpbanca Colombia S.A., for a total price of US$ 414,142,063.65. As a result of these acquisitions, Itaú Corpbanca owns, directly and indirectly, approximately 99.4617% of the capital stock of Itaú Corpbanca Colombia S.A., its direct interest being approximately 94.99%.

Itaú Corpbanca directly acquired approximately 7.89% of the capital stock of Itaú Corpbanca Colombia and its new subsidiary in Colombia - Itaú Holding Colombia S.A.S. acquired the remaining 4.47% approximately.

This total price of US$ 414,142,063.66 will result in an estimated impact of -1.37 percentage points on Itaú Corpbanca's Common Equity Tier 1 (CET1) capital, on a fully loaded basis, in accordance with Basel III standards (using the exchange rate of $804.17 per U.S. dollar as of February 16, 2022). Considering the information at the end of January, the aforementioned impact and the applicable regulations of the Financial Market Commission, Itaú Corpbanca estimates that its total capital ratio after the transaction, according to current Basel III standards, will correspond to 15.47% and CET1 fully loaded capital to 9.5%.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-224

ITAÚ CORPBANCA AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Note 39 - Subsequent events, continued

Changes on ownership participation

On March 22, 2022, Itaú Unibanco Holding indirectly sold 0.64% share capital of Itaú Corpbanca, decreasing its percentage of ownership in the Bank’s common shares to 55.96%. Also the Saieh Family has sold shares between March and April of 2022, totalling 0.29% share capital of Itaú Corpbanca, decreasing its percentage of ownership to 14.00%.

Others

Between January 1 and April 27, 2022, the date of issuance of these Consolidated Financial Statements, there have been no other events after the reporting period that could affect the presentation and results of the financial statements.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021	F-225