Form 20-F
period 2022-12-31
BANCO ITAU CHILE
filed 2023-04-27
CIK 1276671

ANNUAL REPORT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022

As filed with the Securities and Exchange Commission on April 27, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-32305

BANCO ITAÚ CHILE

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Av. Presidente Riesco 5537

Las Condes

Santiago, Chile

(Address of principal executive offices)

Investor Relations, Telephone: +(562) 2660-1701, Facsimile: +(562) 2660-2476,

Address: Presidente Riesco 5537, Las Condes, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares representing common shares	ITCB	New York Stock Exchange
Common shares, without par value*		New York Stock Exchange*

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

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

The terms “Banco Itaú Chile,” “Itaú Chile,” “Banco Itaú,” “Itaú,” “the Bank,” “Company,” “we,” “us” and “our” in this Annual Report refer to Banco Itaú Chile together with its subsidiaries unless otherwise specified or the context so requires. The Bank changed its name effective as of March 28, 2023, see Item 4.A. “Information on the Company —History and Development of the Company” for more information.

The term “Chile” refers to the Republic of Chile and the phrase “Chilean government” refers to the government of Chile. The term “Colombia” refers to the Republic of Colombia and the phrase “Colombian government” refers to the government of Colombia.

All references to common shares are to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing 1,500 common shares, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or the “BNY Mellon.”

SUMMARY OF RISK FACTORS

An investment in our securities and ADSs is subject to a number of risks, including Risks Associated with our Business, Risks Relating to Chile, Colombia and Other Countries in Which we Operate, Risks Relating to Expansion and Integration of Acquired Businesses and Risks Related to our Securities, the ADSs, our Common Shares and Proposed Tender Offer. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

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

Capital and Liquidity Adequacy Requirements: Although we have historically complied with our capital and liquidity adequacy obligations in the jurisdictions where we operate, there can be no assurance that we will continue to do so in the future. If we fail to meet the capital and liquidity adequacy requirements, we may be required to take corrective actions or be subject to sanctions in the jurisdictions where we operate, which could materially and adversely affect our business reputation, financial condition and results of operations.

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

Concentration Risk: Concentration risk is associated with potentially high financial losses triggered by significant exposure to a particular component of risk. We are subject to concentration risk and an excessive concentration in a particular component of risk could have a material adverse effect on our business, financial condition and results of operations.

Reliance on Short-term Deposits: Time deposits and other term deposits are our primary sources of funding. Our reliance on short-term deposits as our principal source of funds exposes us to sudden increases in our costs of funding which could have a material adverse effect on our revenue.

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

Government Debt Exposure: We invest in debt securities issued by the Chilean and Colombian governments and the Central Bank of Chile, which, for the most part, are short-term and highly liquid instruments. If the Chilean or Colombian governments default on the timely payment of such securities, our business, financial condition and results of operations may be adversely affected by this exposure.

Our Business Strategy May Not Provide Us the Results We Expect: The success of our business strategy is determined among other things by assumptions made by management about the economic, regulatory, political, and social scenarios. These assumptions are subjective and may not accurately identify potential risks. Failure to implement the strategy could result in financial losses and reduced value creation for our stockholders.

Risks Relating to Chile, Colombia and Other Countries in Which We Operate

Pension Fund Regulations: Pension funds are important funding providers to us and to the Chilean banking system in general. Currently, private pension fund administrators manage approximately one third of the assets under management, with the remaining two thirds being part of the pay-as-you-go system. Therefore, changes in pension fund regulations, including as a result of the expected proposed pension reform, that reduce the funds available to pension funds or constrain their ability to invest in bank deposits and securities (for example, if exposure limits to individual issuers are reduced) would lead us to seek alternative sources of funding that could be more expensive and, as a consequence, might have a material adverse effect on our business, financial condition and results of operations. While a draft is not yet available, bills regarding pension reform in Colombia are expected to be presented to Congress in the upcoming months.

Government Influence: Chilean and Colombian authorities exercise influence on or intervene, from time to time, in the Chilean and Colombian economies (through changes in monetary, fiscal and foreign exchange policies) or in the Chilean and Colombian governments’ structures, which may adversely affect us, as our profitability depends on the levels of economic activity in these countries. For example, in 2022, the governments of Colombia and Venezuela resumed trade relations, and entered into agreements to allow transportation of cargo and passengers between the two countries. Although continuity in political relations is expected, the result of these relations remains uncertain.

Social and Political Environment: The ongoing constitution rewriting process in Chile and internal security issues in Colombia have had or could have in the future a negative effect on the economies in which we operate and in turn could negatively impact our business and/or financial performance.

Risks Related to Our Securities, the ADSs, Our Common Shares and Proposed Tender Offers

Controlling Shareholder: Itaú Unibanco Holding S.A. (“Itaú Unibanco Holding”) is the sole controlling shareholder of Itaú Chile. Our controlling shareholder is able to exercise significant control over us which could result in potential conflicts of interest.

Other Risks: Investors may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons, most of whom reside outside of the United States. In addition, investors may have fewer and less well-defined shareholders’ rights than with shares of a company in the United States. Further, holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary. Also, if the proposed tender offer is consummated, our controlling shareholder may take or cause certain actions to be taken, including delisting our ADSs from the NYSE, which could limit the liquidity in and price of the ADSs, and adversely affect our business and access to future capital.

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

●	trends affecting our financial condition or results of operations;
●	our dividend policy;
●	changes in the participation of our shareholders or any other factor that may result in a change of control;
●	the amount of our indebtedness;
●	adverse developments with respect to the financial stability and conditions of our shareholders, counterparties, joint venture partners and business partners;
●	natural disasters and pandemics, including the SARS-CoV-2 (“COVID-19”) pandemic and its variant strains that have surfaced globally;
●	cyber-attacks, terrorism and other criminal activities;
●	changes in general economic, business, regulatory or political conditions in Chile, Colombia, Latin America and the rest of the world;
●	the developing conflicts between Russia and Ukraine and any restrictive actions that may be taken by the United States and other countries in response, such as sanctions;
●	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Colombia, Chilean or Colombian companies or securities issued by Chilean companies;
●	the monetary and interest rate policies of the Central Bank of Chile (Banco Central de Chile), or the Central Bank of Colombia (Banco de la República de Colombia);
●	inflation or deflation;

●	unemployment;
●	social unrest;
●	our counterparties’ failure to meet contractual obligations;
●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;
●	unanticipated turbulence in interest rates;
●	movements in currency exchange rates;
●	movements in equity prices or other rates or prices;
●	changes in Chilean, Colombian and foreign laws and regulations;
●	changes in Chilean or Colombian tax rates or tax regimes;
●	competition, changes in competition and pricing environments;
●	concentration of financial exposure;
●	our inability to hedge certain risks economically;
●	the adequacy of our loss allowances, provisions or reserves;
●	technological changes;
●	changes in consumer spending and saving habits;
●	successful implementation of new technologies;
●	loss of market share;
●	changes in, or failure to comply with, applicable banking, insurance, securities or other regulations;
●	changes in accounting standards;
●	difficulties in successfully integrating recent and future acquisitions into our operations;
●

consequences of the merger of the former Itaú Chile with and into the former Corpbanca on April 1, 2016 (the “Merger”), the consolidation of the assets and liabilities of Itaú BBA Colombia S.A., Corporación Financiera (“Itaú BBA Colombia”) by us (the “Itaú Colombia Acquisition”), and the acquisition of an additional 12.36% share ownership in Itaú Corpbanca Colombia, S.A. (“ Itaú Colombia”) by us on February 22, 2022;

●	our ability to address and forecast economic and social trends affecting our business, and to effectively implement the appropriate strategies;
●	the recent turmoil in global banking industry, after the failure of two U.S. banks and the forced sale of Credit Suisse; and
●	the other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” in this Annual Report.

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

The selected consolidated financial information included herein as of December 31, 2021, and 2022, and for the years ended December 31, 2020, 2021 and 2022 is derived from, and presented on the same basis as, our consolidated financial statements prepared under IFRS and should be read together with such consolidated financial statements.

Readers should exercise caution in determining trends based on prior annual reports. See “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Policies and Estimates.”

Our auditors, PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, or “PwC”, an independent registered public accounting firm, have audited our consolidated financial statements included in this Annual Report.

Foreign Currency Markets

In this Annual Report, references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “Ch$” or “CLP” are to Chilean pesos, references to “UF” are to Unidades de Fomento and references to “Colombian pesos” or “COP$” are to Colombian pesos. The UF is an inflation-indexed, Chilean peso-denominated unit that is linked to and adjusted daily to reflect changes in the previous month’s Chilean Consumer Price Index, or “CPI”, of the Chilean National Statistics Institute (Instituto Nacional de Estadísticas). As of December 31, 2022, one UF equaled US$41.10, Ch$35,110.98 and COP$199,380.92, and as of March 31, 2023, one UF equaled US$44.87, Ch$35,575.48 and COP$207,679.39. See “Item 5. Operating and Financial Review and Prospects.”

This Annual Report contains translations of certain Chilean peso amounts into U.S. dollars and Colombian pesos at specified rates solely for the convenience of the reader. These translations should not be construed as representations that such Chilean peso amounts actually represent such U.S. dollar or Colombian pesos amounts, were converted from U.S. dollars or Colombian pesos amounts at the rate indicated in preparing our consolidated financial statements or could be converted into U.S. dollars or Colombian pesos amounts at the rate indicated or any particular rate at all. Unless otherwise indicated, such U.S. dollar and Colombian pesos amounts have been translated from Chilean pesos based on our own exchange rate of Ch$854.31 and COP$4,851.28, respectively, per US$1.00, as the case may be, as of December 31, 2022.

Specific Loan Information

Unless otherwise specified, all references in this Annual Report to total loans are to loans and financial leases before deduction for allowances for loan losses, and they do not include loans to banks or unfunded loan commitments. In addition, all market share data and financial indicators for the Chilean banking system when compared to Itaú Chile’s financial information, presented in this Annual Report or incorporated by reference into this Annual Report, are based on information published periodically by the CMF, which is published under Chilean Banking GAAP and prepared on a consolidated basis. Non-performing loans include the principal and accrued interest on any loan with at least one installment more than 89 days overdue. Impaired loans include those loans on which there is objective evidence that customers will not meet some of their contractual payment obligations. At the end of each reporting period, the Bank evaluates the impairment of the loan portfolio in accordance with IFRS 9. Past due loans include all installments and lines of credit more than 89 days overdue, provided that the aggregate principal amount of such loans is not included.

Under Decree with Force of Law No. 3 of 1997, as amended from time to time (including by Law No. 21,130, which sets forth new capital requirements for banks in Chile that are in line with Basel III standards), also called the Ley General de Bancos or the “Chilean General Banking Act”, unless an exception applies, a bank must have an (1) effective net equity (Patrimonio Efectivo) of at least 8% of its risk-weighted assets, net of required allowance for loan losses, as calculated in accordance with Chilean Banking GAAP; and (2) paid-in capital and reserves, or basic capital (Capital Básico), not lower than (y) 4.5% of its risk-weighted assets and (z) 3% of its total assets, in both cases, net of required allowance for loan losses.

Note, however, that a higher effective net equity and/or a higher basic capital may be required in certain cases, including in the following which are subject to regulations issued by the CMF to implement in Chile the new capital requirements established by Law No. 21,130:

a.

From December 1, 2020, a bank is required to have an additional basic capital (Conservation Buffer) equal to 2.5% of its risk-weighted assets, net of required allowances, above the minimum requirements. This additional requirement is going into effect progressively during a 4-year term at a ratio of 0.625% per year, starting on December 1, 2021. Note that during the year 2020 the CMF issued and published the regulations that triggered the applicability of this additional basic capital requirement;

b.

Beginning on December 1, 2020, the Central Bank of Chile may impose an additional basic capital requirement (Counter-Cyclical Buffer) of up to 2.5% of a bank’s risk-weighted assets, net of required allowances, above the minimum requirements. This additional requirement may be imposed by the Central Bank of Chile on a general basis applicable to all banking institutions, as a contra-cyclical measure. Note that, on September 25, 2020, the CMF published the regulation setting forth the Counter-Cyclical Buffer that may be applicable to banks in Chile;

c.

In case of a bank or group of banks of a systemic importance (as determined by the CMF through a grounded resolution and with the affirmative consent of the Counsel of the Central Bank of Chile), the CMF is entitled to impose, among others, one or more of the following conditions: (y) an increase between 1% and 3.5% to the basic capital over risk-weighted assets, net of required allowances, above the aforementioned 8% minimum effective net equity (Patrimonio Efectivo) requirement and (z) an increase of up to 2% to the basic capital over total assets, net of required allowances, above the aforementioned 3% minimum basic capital requirement. The conditions imposed on a bank qualified of systemic importance may be terminated in the event the Council of the CMF determines that a bank no longer has systemic importance.

On November 2, 2020, the CMF published a regulation setting forth the factors and methodologies to be considered to determine whether a bank or group of banks qualifies as of systemic importance – which includes Banco Itaú; this regulation also provides the additional basic capital requirements to be imposed on a bank if it is considered of systemic importance. This regulation, which became effective on December 1, 2020, provides that the additional basic capital requirements will be applied progressively from December 1, 2022, to December 1, 2025, at a ratio of 25% per year until reaching 100% on December 1, 2025.

d.

If after a review process, to the judgment of the CMF, a bank presents risks not properly protected with the equity requirements mentioned above, the CMF may impose additional equity requirements, starting in the fourth quarter of 2020. Such additional equity requirements may consist of an additional basic capital requirement, or one or more of the instruments that make up the additional tier 1 (AT1) capital and tier 2 (T2) capital as per clauses (y)(2) and (z) described two paragraphs below. In any event, the additional equity requirements shall not exceed 4% of its risk-weighted assets, net of required allowances. For these purposes, the CMF has issued the regulation setting forth the general criteria and guidelines to determine the additional equity requirements as a result of this CMF supervision process. This regulation imposes on banks the obligation to prepare and deliver a Self-Assessment Report on the Effective Net Equity (Informe de Autoevaluación de Patrimonio Efectivo or the “IAPE”) to the CMF on a yearly basis, no later than April each year. This new regulation became fully effective in April 2023. We expect to timely deliver the first IAPE at the end of April 2023.

To determine the effective net equity of a bank (Patrimonio Efectivo), the Chilean Banking Act authorizes the CMF to set forth, through a general regulation, adjustments or exclusions of assets and liabilities, including risk mitigators, that impact its value. Pursuant to this authorization, on October 8, 2020, the CMF published the regulation containing the elements of and discounts to the regulatory capital of Chilean banks. This regulation became effective on December 1, 2020, and the regulatory adjustments and exclusions will be applied progressively during a 5-year term, without discounts in 2021, and with progressive increases beginning with 15% on December 1, 2022, 30% from December 1, 2023, 65% from December 1, 2024, and reaching 100% on December 1, 2025.

Pursuant to the above-mentioned regulation, the effective net equity (Patrimonio Efectivo) or regulatory capital of a bank is the sum of the following factors: (a) tier 1 (T1) capital, plus (b) tier 2 (T2) capital.  In turn, (y) tier 1 (T1) capital is the sum of (1) the bank’s basic capital or common equity tier 1 (CET1) (i.e., paid-in capital and reserves) and (2) the additional tier 1 (AT1) capital (i.e., bonds issued without a maturity date and preferred stocks valued at their issue price, for an amount up to one third of the banks’ basic capital), and (z) tier 2 (T2) capital corresponds to (1) subordinated bonds issued by the bank valued at their issue price and for an amount of up to 50% of its basic capital (provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity) and (2) the bank’s voluntary allowances for loan losses up to (A) 1.25% of its credit risk-weighted assets, if standard methodologies are applied, or (B) 0.625% in the event non-standard methodologies are applied.

The following table sets forth the Basel III Implementation Calendar for Chilean banks:

	December 31,
	2020	2021	2022	2023	2024	2025
Credit Risk (1)	Basel I	Basel III	Basel III	Basel III	Basel III	Basel III
Market Risk (2)	N/A	Basel III	Basel III	Basel III	Basel III	Basel III
Operational Risk (3)	N/A	Basel III	Basel III	Basel III	Basel III	Basel III
Conservation Buffer	0.0%	0.625%	1.125%	1.875%	2.500%	2.500%
AT1	0.0%	0.0%	0.5%	1.0%	1.5%	1.5%
SIB (4)	0.0%	0.0%	25.0%	50.0%	75.0%	100.0%
Capital discounts	0.0%	0.0%	15.0%	30.0%	65.0%	100.0%
Pillar III				First report
Pillar II	In effect	First IAPE	Second IAPE	IAPE full

(1)	The Basel Committee on Banking Supervision (BCBS) defines Credit Risk as the risk that a debtor or bank counterparty does not meet its obligations in accordance with the agreed terms.
(2)	BCBS defines Market Risk as the risk of losses arising from movements in market prices.
(3)	BCBS defines Operational Risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
(4)	Systemically Important Banks. The Bank has been designated as an SIB by the CMF.

Rounding and Other Matters

Certain figures included in this Annual Report and in our consolidated financial statements as of December 31, 2021, and 2022 and for each of the three years in the period ended December 31, 2022, have been rounded for ease of presentation. Percentage figures included in this Annual Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Annual Report may vary slightly compared to those obtained by performing the same calculations using the figures in our consolidated financial statements as of December 31, 2021, and 2022 and for the years ended December 31, 2020, 2021 and 2022. Certain other amounts that appear in this Annual Report may similarly not sum due to rounding.

Inflation figures relating to Chile are those reported by the Chilean National Statistics Institute (Instituto Nacional de Estadísticas) or “INE”, unless otherwise stated herein or required by the context. Inflation figures relating to Colombia are those reported by the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística) or “DANE”, unless otherwise stated herein or required by the context. See “Item 3. Key Information—Exchange Rate Information” below.

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

As of December 31, 2022, the Bank’s U.S. dollar exchange rate was Ch$854.31 per US$1.00 and the Bank’s Colombian peso exchange rate was COP$4,851.28 per US$1.00.

Exchange Controls Considerations

Investments made in our common shares and our American Depositary Shares, or “ADSs”, are subject to the following requirements:

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

In 2022, our aggregate gross loan portfolio increased by increased 7.5%, which was mainly driven by an increase in mortgage and consumer loans in Chile, as well as in the mortgage business in Colombia. Our business strategy is to grow profitably while increasing our loan portfolio size. Through the further expansion of our loan portfolio in retail segments, we are seeking to decrease our corporate segment concentration and, as a result, balance our loan portfolio and strengthen our retail operation (particularly in the consumer segment), which may expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

As of December 31, 2022, commercial loans represented 61.9% of our total loan portfolio, a decrease when compared to the 63.3% of the same period in 2021. As of December 31, 2022, mortgage loans represented 26.4% of our total loan portfolio, compared to 25.2% as of December 31, 2021, and consumer loans represented 11.7% of our total loan portfolio as of December 31, 2022, compared to 11.4% as of December 31, 2021.

The consumer loans portfolio represents the single highest level of risk in our loan portfolio. As of December 31, 2022, the risk index (ratio of allowance for loans losses over total loans) of the consumer segment was 8.8% while other business units of our loan portfolio, such as mortgage loans and commercial loans, had lower risk indexes of 1.4% and 3.2% respectively.

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

As of December 31, 2022, our allowance for loan losses was Ch$895,974 million (excluding allowances for loan losses on loans and receivable to banks) and the risk index (or allowances for loan losses to total loans) was 3.4%. The amount of allowance for loan losses is based on our current assessment and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among others, our customers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, the condition of the Chilean and Colombian economies, government macroeconomic policies, interest rates and the legal and regulatory environment. Many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses require recalibration, which may lead to increased provision for loan losses. If our assessment of, and expectations concerning, the abovementioned factors differ from actual developments, if the quality of our loan portfolio deteriorates or if the future actual losses exceed our estimates, our provisions may not be adequate to cover actual losses and we may need to make additional reserves, which may materially and adversely affect our results of operations and financial condition.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

As of December 31, 2022, our non-performing loans were Ch$525,500 million, which resulted in a non-performing to total loans ratio of 2.0% as of December 31, 2022. Further, our loan portfolio classified as stage 3, under IFRS 9, was  Ch$1,408,669 million with an expected credit loss (“ECL”) coverage of 28.7% as of December 31, 2022. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures, and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting the Chilean or Colombian economies, and the recent turmoil in global banking industry, after the failure of two U.S. banks and the forced sale of Credit Suisse. If such deterioration were to occur, it could materially and adversely affect our financial conditions and results of operations.

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

Furthermore, a substantial number of our customers consist of individuals and small-to-medium-sized enterprises, or “SMEs”. Our business results relating to our lower-income individual and SME customers are, however, more likely to be adversely affected by downturns in the Chilean and Colombian economies, including increases in unemployment, than our business from large corporations and high-income individuals. For example, unemployment directly affects the capacity of individuals to obtain and repay consumer loans. Consequently, this could materially and adversely affect the liquidity, business and financial condition of our customers, which may in turn cause us to experience higher levels of past due loans, and result in higher allowances for loan losses, which could in turn materially affect our asset quality, results of operations and financial conditions.

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

Under the Chilean General Banking Act, unless an exception applies, a bank must have an (1) effective net equity (Patrimonio Efectivo) of at least 8% of its risk-weighted assets, net of required allowance for loan losses, as calculated in accordance with Chilean Banking GAAP; and (2) paid-in capital and reserves, or basic capital (Capital Básico), not lower than (y) 4.5% of its risk-weighted assets and (z) 3% of its total assets, in both cases, net of required allowance for loan losses. See “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information” in this Annual Report for additional information regarding events in which a higher effective net equity and/or a higher basic capital may be required and detail on certain regulations that were issued by the CMF during 2020, which may impose additional capital and reserve requirements.

Due to the Merger and considering that the market participation of the merged bank was higher than 15% and below 20%, the CMF considered the Bank to have a material market share and therefore imposed a larger regulatory minimum capital of 10% on the Bank instead of the previous 8%. However, in December 2022, this additional capital requirement that Banco Itaú was subject to due to its merger was derogated. In addition, the CMF introduced new capital requirements on systemically important banks (such as Banco Itaú), which capital requirements must be met before the established deadlines: (i) 25% of the total required by December 1, 2022, (ii) 50% by December 1, 2023, (iii) 75% by December 1, 2024, and (iv) 100% by December 1, 2025.

For the purposes of maintaining a high solvency classification from the CMF and continued compliance with the CMF’s capital requirements on us, our intention is to have the highest classification from the CMF. As of December 31, 2022, our regulatory capital to risk-weighted assets ratio was 15.3% according to the rules issued by the CMF under the Basel III capital requirements standards in Chile, in full compliance with the capital adequacy requirements under the Chilean General Banking Act (as amended) and CMF regulations. See “Item 4. Information on the Company—B. Business Overview—Chilean Banking Regulation and Supervision—Capital Adequacy Requirements” for more information on capital adequacy requirements in Chile.

Additionally, Colombian financial institutions are subject to capital adequacy requirements that are based on applicable Basel Committee standards. Current regulations establish three categories of risk-weighted assets, which are credit, market and operational risks, and require that a credit institution’s Technical Capital (as defined below) be at least 9% of that institution’s total risk-weighted assets, and that its minimum basic solvency ratio be at least 4.5%, which is defined as the ordinary basic capital after deductions divided by the financial institution’s total risk-weighted assets of that institution’s total risk-weighted assets. Technical Capital for the purposes of the Colombian regulations consists of the sum of tier one capital (ordinary basic capital), additional tier one capital (additional basic capital) and tier two capital (secondary capital) (“Technical Capital”). As of December 31, 2022, the consolidated solvency ratio for our Colombian operations (calculated according to the Colombian Financial Superintendency definitions for “Total Solvency” (Solvencia Total)) was 15.2%. See “Item 4. Information on the Company—B. Business Overview—Colombian Banking Regulation and Supervision—Capital Adequacy Requirements” for more information on capital adequacy requirements in Colombia.

Furthermore, the Colombian government issued Decree No. 1,477 of 2018 and Decree No. 1,421 of 2019, amending Decree 2,555. Decree No. 1,477 creates complementary ratio mechanisms, such as an additional primary solvency ratio (Relación de Solvencia Básica Adicional) and a leverage ratio (Relación de Apalancamiento), and it also adds certain buffers (Colchones). These complementary ratio mechanisms have been implemented to adopt the recommendations set forth by Basel III. Decree No. 1,421, among other matters, provides a formula for calculating the operational exposure value, using a business indicator (indicador de negocio) multiplied by the coefficient of operational risk (coeficiente de riesgo operacional) and by the internal loss (indicador de pérdida interna). Financial institutions have been required to comply with Decrees No. 1,477 and 1,421 since January 1, 2021, except for matters regarding the additional primary solvency ratio and the buffers, which are subject to a four-year term gradual implementation, starting on January 1, 2021. See “Item 4. Information on the Company—B. Business Overview—Colombian Banking Regulation and Supervision – Capital Adequacy Requirements.”

Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

●	the increase of risk-weighted assets as a result of the expansion of our business;
●	the failure to increase our capital correspondingly;
●	losses resulting from a deterioration in our asset quality;
●	declines in the value of our financial instruments at fair value through other comprehensive income;
●	increases in deductions from capital, including such decreases related to goodwill and other intangible assets, deferred tax assets and minority interest;
●	mergers and acquisitions;
●	changes in accounting rules;
●	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in the countries we operate; and
●	fluctuations in exchange rates that could impact our loan portfolio, valuation adjustments due to the translation effects in equity or hedging strategies.

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

On March 3, 2022, the Central Bank of Chile amended Chapter III.B.2.1 of the Compendio de Normas Financieras, or the Central Bank Financial Regulations containing the rules for local banks with respect to management and measurement of banks’ liquidity positions, compelling banks to share financial information with the regulator and the general public regarding liquid assets, liabilities, concentration of financial instruments by type of liability and counterparty and weighted maturity by type of liability, among other metrics. Pursuant to the new rules, the Liquidity Coverage Ratio (or, the “LCR”) is required at a minimum level of 100% as of June 1, 2022. The Net Stable Funding Ratio (or, the “NSFR”) is required at a minimum level of 70% as of January 1, 2023 and will increase by 10% per year until it reaches 100% as of January 1, 2026. As of December 31, 2022, the LCR and NSFR for our Chilean operations were 219.5% and 114.5%, respectively. We cannot assure you that any future liquidity requirements imposed by our regulators will not have a material impact on our financial condition or results of operations in the future. See “Item 4. Information on the Company—B. Business Overview—Chilean Banking Regulation and Supervision—Reserve Requirements” for more information on liquidity requirements in Chile.

Liquidity adequacy requirements for Colombian financial institutions (as set forth in Resolution 5 of 2008 issued by the board of directors of the Central Bank of Colombia, as amended) include reserves of 8% over the following deposits, cash demands and other passive obligations: private demand deposits, government demand deposits, other deposits and liabilities, and saving deposits. Credit institutions must maintain reserves of 3.5% for term deposits with maturities under 18 months, but no reserves are required for term deposits with maturities that exceed that term. As of December 31, 2022, the LCR and NSFR for our Colombian operations (calculated according to the Colombian Financial Superintendency) were 182.5% and 100.7%, respectively (152.23% and 98.78% under our internal models based on Basel III standards). Although we have historically complied with our required liquidity ratios, there can be no assurance that we will continue to do so in the future. See “Item 4. Information on the Company—B. Business Overview—Colombian Banking Regulation and Supervision—Reserve Requirements” for more information on liquidity requirements in Colombia.

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

For example, the recent action of Russian military forces and support personnel in Ukraine has escalated tensions between Russia and the United States, the North Atlantic Treaty Organization (“NATO”), the European Union and the United Kingdom (“U.K”). The United States has imposed, and is likely to impose material additional, financial and economic sanctions and export controls against certain Russian organizations and/or individuals, with similar actions either implemented or planned by the EU and the U.K. and other jurisdictions. To date, these financial and economic sanctions in various ways constrain: (i) transactions with numerous Russian entities and individuals; (ii) transactions in Russian sovereign debt; and (iii) investment, trade, and financing to, from, or in certain regions of Ukraine. In addition, the military conflict between Russia and Ukraine has been a factor behind increases in many commodity prices, such as the prices of energy and oil. While the invasion continues, the United States, the European Union and the U.K. and other jurisdictions are likely to impose additional material, financial and economic, sanctions and export controls, including against the Russian energy sector, in which the country is an important global producer. The aforementioned actions and sanctions, and any similar future actions or sanctions, could have or continue to have negative impacts on regional and global financial markets and economic conditions, including disruptions/ interruptions in distribution channels, new price surges and increases in inflation across countries. Such events could have a material adverse effect on our business and financial performance, including through increased costs of compliance, restrictions on our and our clients’ ability to enter into transactions with counterparties in specific regions of the world, higher volatility in foreign currency exchange rates, and increased input costs (such as energy).

While authorities around the world have largely ceased to take measures aimed at containing the spread of the COVID-19 virus and new variants, risks of reinstatement of restrictions remain in place, which could depress economic activity. COVID-19 affected global growth in the past and may continue to add uncertainty to global economic activity. These risks could decrease the investors’ interest in assets in Chile, Colombia and other countries in which we do business, which has already impacted the market price of our securities and may continue to do so, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

Furthermore, the impact on global macroeconomic performance may be adversely affected by current turmoil in global banking industry, after the failure of two U.S. banks and the forced sale of Credit Suisse.

Our results of operations are affected by interest rate volatility and inflation rate volatility.

Our results of operations depend to a great extent on our net interest income. In 2020, 2021, and 2022 our ratio of net interest income to total operating income before provision for loan losses was 78.1%, 71.6% and 76.7%, respectively. Changes in market interest rates in Chile or Colombia could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and could result in a reduction of our net interest income. Interest rates are highly sensitive to many factors beyond our control, including the monetary policies of the Central Bank of Chile and the Central Bank of Colombia, changes in regulation of the financial sector in Chile and Colombia, domestic and international economic and political conditions and other factors. Yields on the Chilean government’s 90-day benchmark rate reached a high of 1.8% and a low of 0.5% in 2020, a high of 4.0% and a low of 0.5% in 2021 and a high of 11.25% and a low of 4.0% in 2022. The Colombian government does not issue short-term bonds of 30, 60 or 90 days as the Chilean government does. Instead, every month the board of directors of the Central Bank of Colombia determines the benchmark rate in order to achieve a specific goal of inflation. Yields on the Colombian benchmark rate reached a high of 4.25% and a low of 1.75% in 2020, reached a high of 3.0% and a low of 1.75% in 2021, and reached a high of 12% and a low of 3.0% in 2022. As of December 31, 2020, and 2021, we had Ch$3,599 million and Ch$3,660 million, respectively, in financial instruments at fair value through other comprehensive income. As of December 31, 2022, we had Ch$3,735 million in financial instruments at fair value through other comprehensive income.

In the current global economic climate, there is a greater degree of uncertainty and unpredictability in the policy decisions and the setting of interest rates by the Central Bank of Chile and the Central Bank of Colombia and, as a result, any volatility in interest rates could adversely affect us, including our future financial performance and the market value of our securities. In addition, inflation rate volatility, particularly in the event of sharp inflation drops, could adversely affect our net interest income due to the structural gap that exists between inflation-indexed assets and liabilities.

Furthermore, any increase in interest rates in other countries, especially the United States, could reduce overall liquidity and investor interest in the Chilean and Colombian capital markets. While tight monetary policies in Chile and Colombia with high interest rates may restrict their growth and the availability of credit, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could adversely affect us.

Increased competition and industry consolidation may adversely affect the results of our operations.

The Chilean and Colombian markets for financial services are highly competitive and competition is likely to increase.

In Chile, we face competition from banking and non-banking institutions with respect to the different products we offer. In the consumer and other loans businesses, we compete with other banks, credit unions and public social security funds (cajas de compensación). In some of our credit products, we face competition from department stores, large supermarket chains and leasing, factoring and automobile finance companies, and other non-banking businesses involved in the issuance of private-label credit cards. And in the saving products and mortgage loans businesses we compete with mutual funds, pension funds, insurance companies and with residential mortgage loan managers (Administradoras de Mutuos Hipotecarios). Furthermore, under the Chilean General Banking Act, representative offices of non-Chilean banks are allowed to promote the credit products and services of their headquarters, which has increased, and may further increase, competition in our industry and, thus, have an adverse effect on our results of operation and financial condition.

Non-traditional providers of banking services, such as fintech companies, e-commerce providers, mobile telephone companies and internet companies may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulations. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. In particular, we face the challenge to compete in an ecosystem where the relationship with the consumer is based on access to digital data. This access is increasingly dominated by digital platforms and fintech companies, which already have a significant presence in relevant markets, such as payments. This privileged access to data can be used as an advantage to compete with us in other adjacent markets and may reduce our operations and margins in core businesses such as lending or wealth management. The alliances that our competitors are starting to build with big technology companies can make it more difficult for us to successfully compete with them and could adversely affect us.

In Colombia, we also operate in a highly competitive environment and increased competitive conditions are to be expected in the jurisdictions where we operate. Intensified merger activity in the financial services industry produces larger, better capitalized and more geographically diverse firms that are capable of offering a wider array of financial products and services at more competitive prices. Our ability to maintain our competitive position in Colombia depends mainly on our ability to fulfill new customers’ needs through the development of new products and services and to offer adequate services as well as to strengthen our customer bases through cross-selling. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures.

Increased competition and industry consolidation may adversely affect the results of our operations. See “Item 4. Information on the Company—B. Business Overview—Competition.”

Our risk management system may not be sufficient to avoid losses that could have a material adverse effect on our business, financial condition and results of operations.

In addition to lending, our financial activities also involve trading of securities and derivatives by our treasury division. Our financial success depends on, among other factors, our ability to accurately balance risks and returns from our operations. We use various processes to identify, analyze, manage and control our risk exposure, both in favorable and adverse market conditions. However, these processes involve subjective and complex judgments and assumptions, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans, or the ability of our other counterparties to perform under various contracts and instruments. Because of the nature of these risks, we cannot guarantee that our risk management efforts will prevent us from experiencing losses that could have a material adverse effect on our business, financial conditions and results of operations. In particular, we may experience losses that could have a material adverse effect on our business, financial condition and results of operations if, among other factors:

●	we are not capable of identifying all the risks that may affect our portfolio;
●	our risk analysis or our measures taken in response to such risks are inadequate or inaccurate;
●	the markets move in an unexpected and adverse way with respect to speed, direction, strength or other aspects and our ability to manage risks in such a scenario is restricted;

●	our clients are affected by unforeseen events resulting in their default or losses in an amount higher than those considered in our risk analyses; or
●	collateral pledged in our favor is insufficient to cover our clients’ obligations to us if they default.

We are subject to concentration risk.

Concentration risk is the risk associated with potentially high financial losses triggered by significant exposure to a particular component of risk, whether it is related to a particular counterparty, industry, geographic region, mitigating instruments, index or currency. Examples of such risks include significant exposure to a single counterparty, to counterparties operating in the same economic sector or geographical region, to businesses segments or credit products, or to financial instruments that depend on the same index or currency.

While our risk appetite statement and risk management policies and controls are designed to mitigate concentration risk, we cannot assure you that they will prevent the existence of concentrated risk exposures that could have a material adverse effect on our business, financial condition and results of operations.

We make estimates and assumptions in connection with the preparation of our consolidated financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our operating results.

In connection with the preparation of our consolidated financial statements, we use certain estimates and assumptions based on historical experience and other factors. While we believe that these estimates and assumptions are reasonable under the current circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, our reported operating results could be materially adversely affected. See “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Policies and Estimates.” for specific information regarding estimates and assumptions.

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

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or submit to the SEC under the Exchange Act of 1934, as amended (the “Exchange Act”), is accumulated and communicated to management, recorded, processed summarized and reported within the time periods specified in SEC rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, including related accounting controls, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. As a result, misstatements due to error or misconduct may occur and may not be detected.

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

Time deposits and other term deposits are our primary sources of funding, which represented 34.3% of our liabilities as of December 31, 2022. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our business, results of operations and financial condition may be materially and adversely affected.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

Economic policies and any future changes in the value of the Chilean peso or the Colombian peso against the U.S. dollar could affect the dollar value of our securities, since our equity value is denominated in Chilean and Colombian pesos and not hedged against fluctuations of these currencies against U.S. dollars. The Chilean peso and the Colombian peso have been subject to significant fluctuations in their value against the U.S. dollar in the past and could be subject to similar fluctuations in the future.  As of December 31, 2020, the Chilean peso appreciated against the U.S. dollar by 4.5% and the Colombian peso depreciated against the U.S. dollar by 5.4%, each as compared to December 31, 2019. As of December 31, 2021, the Chilean peso depreciated against the U.S. dollar by 19.5% and the Colombian peso depreciated against the U.S. dollar by 15.9%, each as compared to December 31, 2020.  As of December 31, 2022, the Chilean peso depreciated against the U.S. dollar by 1.1% and the Colombian peso depreciated against the U.S. dollar by 20.1%, each as compared to December 31, 2021.

Our results of operations may be affected by fluctuations in exchange rates between and among the Chilean peso, the Colombian peso and the U.S. dollar despite our internal policy and Chilean and Colombian regulations relating to the general avoidance of material exchange rate gaps. As of December 31, 2020, 2021 and 2022, the gap between foreign currency denominated assets and foreign currency denominated liabilities, excluding derivatives, was Ch$974,361 million, Ch$1,936,599 million and Ch$1,089,135 million, respectively.

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

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a secure and timely manner. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. We have backup data for our key data processing systems that could be used in the event of a catastrophe or a failure of our primary systems and have established alternative communication networks where available. However, we cannot assure you that our business activities would not be materially disrupted if we experience a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, software bugs, computer virus attacks, cyber-attacks or conversion errors due to system upgrading. In addition, a cyber-attack, including any security breach caused by unauthorized access to information or systems, intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and due to the nature of some of these attacks, there is also a risk that they may remain undetected for a period of time.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost-effective basis. Any substantial failure to improve or upgrade information technology systems effectively or on a timely basis could materially and adversely affect our business, financial condition and results of operations.

Further, during the last four years, the number of our employees working remotely has increased. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

See “Item 4. Information on the Company—B. Business Overview—Distribution Channels, Electronic Banking and Technology” for more information about our technology systems.

Chile’s continuous political, legal and economic uncertainty arising from social unrest could adversely impact our business.

A series of extreme disruptive protests over economic inequality in Chile were initially sparked by the announcement of a subway fare increase in Santiago in 2019. Important political and social actors claim that this and other events of social unrest reflect the desire for a new social contract. Chile’s current Constitution dates to August 11, 1980 and has been subject to several amendments. On November 15, 2019, the majority of the local political parties agreed on a new constitutional process, which was initiated by a referendum held on October 25, 2020, in which the choice for a new Constitution obtained 78% of the votes and 79% of voters determined that a convention entirely comprised of citizens will draft the new Constitution. On July 4, 2021, a Civic Constitutional Convention was installed with the purpose of drafting a proposal for a new Constitution within a year. The proposal drafted by the Civic Constitutional Convention was widely rejected by the Chilean citizens in the national mandatory referendum held on September 4, 2022. As a result of this rejection, the 1980 Constitution remained effective. However, on December 12, 2022, almost all political parties represented in the Congress agreed upon the basis for the drafting and approval of a new Constitution. This agreement led to the enactment of Law No. 21,533, which was published in the Official Gazette on January 17, 2023. For further details, please see “Item 4. Information on the Company—B. Business Overview— Recent Regulatory Developments in Chile— Referendum to Amend the Chilean Constitution.”

Even though the unrest has subsided, and the long-term effects of this social unrest are difficult to predict, they could include, for example, slower economic growth and higher unemployment rates that could adversely affect our profitability and prospects. Overall, we cannot assure you that the level of social unrest will not worsen in Chile in the near future, and therefore, we can offer no assurance that social unrest will not have a negative impact on economic growth, the overall Chilean business environment and our results of operations and financial condition.

Adverse changes in labor relations in Chile or Colombia could impact our business.

As of December 31, 2022, on a consolidated basis, we had: (i) 5,163 employees in Chile, in our New York Branch and in our representative office in Peru (considered together), of which 61.4% were unionized, and 2,395 employees in Colombia and Panama (considered together), of which 39% were unionized. We are parties to collective bargaining agreements with unions representing our employees in Chile and Colombia. Itaú Chile’s current labor agreements with five unions in Chile were subscribed in September 2020, in September 2022 and in December 2022, and will expire in August 2023, in September 2025, and in December 2025, respectively. Itaú Colombia’s collective bargaining agreement with eight unions in Colombia was subscribed on September 1, 2021, and will expire on August 31, 2023. We generally apply the relevant terms of our collective bargaining agreement to unionized and non-unionized employees in each of the markets in which we operate. We have traditionally enjoyed good relations with our employees and their unions, and expect to continue to renew our collective bargaining agreements as the expire. However, there can be no assurance that we will be able to renew our collective bargaining agreements on satisfactory terms or at all. This could result in strikes or work stoppages, which could result in substantial losses. The terms of existing or renewed agreements could also significantly increase our costs or negatively affect us. Also, a strengthening of cross-industry labor movements may result in increased employee or labor costs that could materially and adversely affect our business, financial condition or results of operations.

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

Although said reform was intended to encourage collective bargaining and increase unionization rates, the implementation of Law No. 20,940 has not produced a substantive change in the effect of collective bargaining laws in Chile, and consequently unionization rates, collective bargaining agreements and strikes have not noticeably increased. However, according to the agenda of the new administration of President Gabriel Boric, appointed on March 11, 2022, new changes in this area might be introduced to increase the power of unions, and, therefore, potentially, the ability of employees to strike.

A new Chilean labor reform (Law No. 21,561)was published in the Chilean Official Gazzette on April 26, 2023. Among  other items, this law will shorten the work week from 45 hours to 40 hours, excluding lunch breaks. The new law will become effective gradually starting 12 months from April 26, 2023 and is expected to be fully implemented by April 26, 2028. This Law will have an impact on every employer’s labor expenses, including the Bank’s. The weekly working hours agreed under the collective bargaining agreements we have with our employees are 45 hours (excluding lunch breaks) and our minimum wage is set above the legal minimum. Despite this, we cannot assure you, at this time, that the new labor reform will not have a material impact on our expenses. Shortened work hours are expected to lead to higher labor costs and other related expenses. For more information on Chile recent labor regulations, see “Item 4. Information on the Company. B. Business Overview— Chilean Banking Regulation and Supervision—Recent Labor Laws.”

Further, Law No. 21,360, published in July 2021, establishes an increment of the Minimum Monthly Income based on the variation of the seasonally adjusted Monthly Economic Activity Index (IMACEC). Based on this law, as of January 1, 2022, the Minimum Monthly Income is equivalent to Ch$350,000 (US$414.7). As per recent statements made by President Gabriel Boric, the new administration is expected to promote an increase the current Minimum Monthly Income to Ch$500,000 (US$592.4).

Among the bills that could give rise to higher costs from a labor point of view in Chile, the universal childcare bill, the bill establishing severance payments without caps, and the bill that reduces the maximum working day (as described above) are worth noting. Bill No. 14,782-13 relates to childcare and aims to create a solidarity fund that would contribute to the financing of nursery care for working mothers’ children with ages between six months and two years old. Today, only employees of companies with 20 or more women are entitled to nursery care and this bill would remove such differentiation based on the size of the company. The solidarity fund would be financed by a contribution from the employer equivalent to 0.1% of the taxable salaries of its employees, with a cap of UF60 (Ch$1.9 million, or US$2,203). It would finance 100% of the costs incurred by micro and small companies with respect to this benefit, while medium and large-sized companies would be only partially financed, subject to the size of the company. This bill has not reported any change of status since June 2022. Bill No. 14,698-13 rules on severance payments and aims to eliminate the current 11-year cap applicable to severance payments which a dismissed employee may be entitled to. Thus, if an employee has worked for more than 11 years for an employer, at the time of dismissal he/she would be paid a severance payment equivalent to all his/her working years. This bill has not advanced in the legislative process since November 2021, but if legislators decide to speed it up to become law, this could mean a considerable increase in dismissal costs.

In Colombia, Law 2,101 was issued in 2021 to gradually reduce the weekly regular working hours, without affecting the employees’ salary or acquired rights. This law intends to reduce the weekly regular working hours from 48 hours to 42 hours by 2026. The first gradual reduction (from 48 to 47 hours per week) will be effective by July 2023. This reduction may directly affect our labor costs considering the working hours reduction and the impact that this law would have on the payment of overtime surcharges to non-exempt employees with ordinary salaries. In addition, Law 2,114 of 2021 increased the statutory paternity leave from eight business days to two weeks. Additional statutory paid leaves were introduced, allowing parents to share the last six weeks of the maternity leave between them (shared parental leave), or allowing them to work part time resulting in an increase of the length of the maternity and paternity leaves (flexible part time parental leave). Additional job security protection was also established for employees during paternity leave or when the spouse or permanent companion is unemployed, pregnant or on maternity leave, and is covered by the social security services of his/her partner (Law 2,141 of August 10, 2021). Furthermore, Law 2,174 of 2021 was issued to introduce a new paid leave applicable to employees who are parents and/or caregivers of a minor who suffers from a terminal illness or medical condition, or has a severe medical condition derived from a serious accident and who requires permanent care. Such paid leave will be granted once a year for a total of ten business days. Moreover, there are, at least, 18 bills currently under review by the Colombian Congress with direct impact on employment and social security matters. If approved, changes to working schedules, overtime surcharges, additional leaves, increase in the number of days for paid annual leave (vacation), the legal minimum monthly wage per industry and geographic zone, and compulsory salary increases in light of inflation, among others, may be effected. In addition, the Colombian Congress is currently reviewing three bills proposing changes to the current health care system, the pension system, and the labor regime in Colombia. It is expected that these bills will be discussed during the current legislature and are likely be approved by October 2023.

These and any additional legislative or regulatory actions in Chile, Colombia, Panama, the United States or other countries, and any required changes to our business operations resulting from such labor legislation and regulations, could result, for example, in reduced capital availability, significant loss of revenue, limit our ability to continue organic growth (including increased lending), pursue business opportunities in which we might otherwise consider engaging to provide certain products and services, affect the value of the assets that we hold, require us to increase our prices, and therefore, reduce demand for our products, impose additional costs on us or otherwise adversely affect our businesses, results of operations or financial condition. Accordingly, we cannot provide assurance that any such new legislation or regulations would not have an adverse effect on our business, results of operations or financial condition in the future.

We are subject to counterparty risk.

We are exposed to counterparty risk in addition to credit risks associated with our lending and other financial activities. We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties.

We may incur losses if any of our counterparties fail to meet their contractual obligations, due to bankruptcy, lack of liquidity, operational failure or other reasons that are exclusively attributable to our counterparties. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, clearing houses or other financial intermediaries. Failure to meet contractual obligations by our counterparties could have a material adverse effect on our business, financial condition and results of operations. Moreover, we are following closely the market turmoil generated by bank failures in the United States in March 2023, and the forced sale of Credit Suisse, and the related impact these and other similar events may have on us and our counterparties.

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

We are required to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations, and we have adopted various policies and procedures, including internal controls and “know-your customer” procedures, aimed at preventing money laundering and terrorist financing. In addition, we also rely on our correspondent banks having their own appropriate anti-money laundering and anti-terrorist financing procedures, and use what we believe are commercially reasonable procedures for monitoring our correspondent banks. However, these measures, procedures and compliance may not be entirely effective in preventing third parties from using us (and our correspondent banks) as a conduit for money laundering (including illegal cash operations) or terrorist financing without our (and our correspondent banks’) knowledge or consent. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could be harmed and we could become subject to fines, sanctions or legal enforcement (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us), which could have a material adverse effect on our business, financial condition and results of operation. For more information, see “Item 4. Information on the Company—B. Business Overview—Anti-Money Laundering, Anti-Terrorist Financing and Foreign Corrupt Practices Act Regulations.”

Banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.

We are subject to regulation in the markets in which we operate, including by the CMF and by the Central Bank of Chile in Chile, and by the Central Bank of Colombia, by the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público), by the Colombian Financial Superintendency, by the Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio or the “SIC”), and by the Self-Regulatory Organization (Autorregulador del Mercado de Valores-AMV, or the “SRO”) in Colombia.

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

Regulation may also be increased in Chile and/or in Colombia, including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures. For example, as a result of the 2008 global financial crisis, there was an increase in government regulation of the financial services industry in many countries, including in Chile and Colombia. On August 4, 2022, the Colombian Ministry of Finance and Public Credit issued Decree 1,533 of 2022 modifying the rules regarding large exposures and risk concentration of credit institutions. Through this Decree, credit institutions must identify connected groups of counterparties (“CGCCs”). Once these CGCCs have been identified, exposures to any or all the entities that make up a CGCC is subject to a maximum limit. Financial institutions (including the Bank) must comply with this regulation by August 4, 2025, and the Colombian Financial Superintendency will issue compliance instructions within 18 months from August 4, 2022.  In addition, numerous novel regulatory proposals have been discussed or proposed. If and when enacted, new regulations could require us to inject further capital into our business, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity. Moreover, new capital adequacy requirements could require us to inject further capital into our business as well as in businesses we acquire, or to capitalize dividends, restrict the type or volume of transactions we enter into, or set limits on or require the change of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

For more information, see “Item 4. Information on the Company—B. Business Overview—Chilean Banking Regulation and Supervision” and “—B. Business Overview—Chilean Banking Regulation and Supervision.”

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

Colombia has also experienced changes in applicable laws, regulations and policies, such as those regarding financial inclusion and consumer protection. In order to promote financial inclusion, the Colombian Congress passed Law No. 1,735 of 2014, which created a new type of financial entity called Specialized Electronic Deposit and Payment Institutions (Sociedades Especializadas en Depósitos y Pagos Electrónicos, or “SEDPEs”). SEDPEs are now authorized to use correspondent networks and open accounts remotely, and SEDPE customers are authorized to have more than one account per SEDPE, which may further encourage the utilization of SEDPEs in the Colombian financial market. Additionally, along with the global trend to increase the use of technology for different financial services, new regulations may be issued by the Colombian government in order to facilitate the incorporation of these entities into the financial system. Such changes and trends may increase competition in the Colombian financial market and may impair our ability to expand or retain our customer base. On July 31, 2018, the Colombian Ministry of Finance and Public Credit issued Decree No. 1,357, which permitted the creation of companies with the purpose of managing electronic systems destined for crowdfunding. The creation of these companies may have an adverse impact on our business, given that they offer an alternative to finance projects that is different from traditional loans.

In addition, Decree 1,234 of 2020 sets out a mechanism of procedures, plans, conditions, and requirements to enable testing of innovative technological developments in the activities of the entities supervised by the Colombian Financial Superintendency. The innovative technological developments permitted under Decree 1,234 must have one of the following purposes: increasing efficiency in the provision of services or offering of financial products; solving a problem for financial consumers; facilitating financial inclusion; improving regulatory compliance; and developing financial markets or improving their competitiveness. The Colombian Financial Superintendency reported that as of March 2022, 16 alliances were approved to test operations in deposit products, among others, on behalf of cryptoactive platforms in the “sandbox” implemented by the Colombian regulator. These alliances will have a trial year during which participants can develop their activities. The financial system in Colombia, including its participants such as ITCB, could be impacted to the extent that these technological developments provide for new clients (e.g., crypto-asset platforms) that are formally linked to the financial system and require new types of assets or funds to be deposited in banks.

On July 14, 2022, the Colombian Financial Superintendency presented an external circular bill (Proyecto de Circular) aiming to regulate virtual assets such as crypto assets. The bill provides for: (i) a definition of virtual asset; (ii) elements that Colombian financial entities (such as the Bank) must consider before contracting with a client that provides virtual assets; (iii) the information required to be provided to the financial consumer when contracting with virtual asset service providers (including market and liquidity risks related thereto); (iv) a clarification of which supervised entities and the operations that may be carried out with virtual assets. All virtual asset service providers (Proveedor de Servicios de Activos Virtuales) must comply with the foreign exchange regulations established by the Colombian Central Bank, and have technological platforms and procedures to prevent money laundering and financing of terrorism. The bill is expected to become effective in the first half of 2023. In addition, on October 31, 2022, Bill 139 of 2021, which seeks to regulate crypto-asset exchange services and the platforms that offer these services, was discussed and debated in Congress. The above bills are aimed at setting forth rules (operational, know-your-customer, and security standards) to be applied for transactions in virtual assets with a view to ensure that financial institutions (such as the Bank) can enter the crypto-asset ecosystem with a focus on transparency and security.

Additionally, on July 25, 2022, the Colombian Ministry of Finance and Public Credit issued Decree 1,297 of 2022 in order to improve financial inclusion, diversify the products that Colombian financial institutions can offer, and implement international Open Banking standards. Under this Decree, financial institutions in Colombia (such as the Bank) may provide for storing and sharing of consumer’s financial information in a standardized manner with other financial entities or third parties, provided they have the prior, express, and informed authorization of the consumer, and can prove compliance with Colombian data processing laws. Digital financial migration in Colombia in recent years has led to an increase in financial data, including from people who previously did not have access to banking services. This new regulation defines more clearly the actors that may operate with supervised entities (such as the Bank), and establishes the operating rules for carrying out an Open Banking system.

Moreover, the Ministry of Finance and Public Credit, the Colombian Central Bank, the Colombian Financial Superintendency and the entities that make up the regulatory financial network have adopted different measures aimed at protecting the stability of the financial system and the proper functioning of the markets, promoting access to liquidity and adequate management of the risks related to the COVID-19 pandemic, and especially protecting financial consumers in this context. One of these measures was Decree 817 of 2020, which took extraordinary measures to allow joint-stock companies (sociedad por acciones simplificada) to issue debt securities and trade them on stock exchanges for a two-year term. The Colombian Government intends to make this provision permanent and allow joint-stock companies to register their securities in the National Registry of Securities and Issuers.

In addition, pursuant to the objective of the Colombian government in adopting the recommendations set forth by Basel III, the Colombian Ministry of Finance and Public Credit issued Decree No. 1,477 of 2018 and Decree No. 1,421 of 2019, amending Decree 2,555. Decree No. 1,477 creates complementary ratio mechanisms, such as an additional primary solvency ratio (Relación de Solvencia Básica Adicional) and a leverage ratio (Relación de Apalancamiento), and it also adds certain buffers (Colchones). These complementary ratio mechanisms have been implemented to adopt the recommendations set forth by Basel III. Decree No. 1,421, among other matters, provides a formula for calculating the operational exposure value, using a business indicator (indicador de negocio) multiplied by the coefficient of operational risk (coeficiente de riesgo operacional) and by the internal loss (indicador de pérdida interna). Financial institutions have been required to comply with Decrees No. 1,477 and 1,421 since January 1, 2021, except for matters regarding the additional primary solvency ratio and the buffers, which are subject to a four-year term gradual implementation, starting on January 1, 2021. However, due to the COVID-19 pandemic, the Basel Committee announced on March 27, 2020, a series of measures aimed at providing additional operational capacity to enable financial entities and their supervisors to respond proactively to the impact that the COVID-19 pandemic has had on the global financial system. Among the measures designed are the following: (i) delaying the final implementation date of certain new Basel III regulations; and (ii) allowing financial institutions to adopt a new market risk framework and make clearer disclosures about their solvency ratios and leverage ratios. The measures adopted by the Basel Committee allow financial entities to allocate resources that were aimed at strengthening their solvency to respond to the adverse impact that the COVID-19 pandemic has had on global financial markets. The measures allow banks to have greater liquidity in order to promote financing to companies and households. Finally, through the measures implemented by the Basel Committee, supervisors will free up credit capacity by reducing the capital reserves that are required for banks in scenarios in which losses on loans must be covered. As of March 2023, several financial entities are implementing financial instruments to adapt to Basel III requirements. See “Item 4. Information on the Company—B. Business Overview—Colombian Banking Regulation and Supervision.”

We also have limited operations or offices outside of Chile and Colombia, including the United States, Panama and Peru. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations or their applicability or interpretation, may have an adverse effect on our operations and financial condition.

We are subject to regulatory inspections, examinations and to the imposition of fines by regulatory authorities in Chile and in Colombia.

We are also subject to various inspections, examinations, inquiries, audits and other regulatory requirements by Chilean and Colombian regulatory authorities, certain of them annually.

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

We manage and hold confidential personal information of customers in the conduct of our banking operations, and offer various internet-based services to our clients, including online banking services and mobile banking apps. A portion of those services are provided through our reliance on third-party systems. We could be liable for breaches of security in our online banking services, including cybersecurity breaches. The secure transmission of confidential information over the internet is essential to maintain our clients’ confidence in our online services. In certain cases, we are responsible for protecting customers’ proprietary information as well as their accounts with us. We have security measures and processes in place to defend against cybersecurity risks; however, cyber-attacks are rapidly evolving (including computer viruses, malicious code, ransomware, phishing or other information security breaches), and we may not be able to anticipate or prevent all such attacks, which could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers’ confidential, proprietary and other information. Individuals may also seek to intentionally disrupt our online banking services or compromise the confidentiality of customer information with criminal intent. Although we have (and we believe our third-party providers have) procedures and controls to safeguard personal information in our (or their) possession, as well as systems and processes that are designed to recognize and assist in preventing security breaches, failure to protect against or mitigate breaches of security or other unauthorized disclosures remains a possibility. If such event occurs, the Bank could be in breach of privacy laws or other laws and/or regulations, which could make us subject to legal proceedings and administrative sanctions, including damages, and, in turn, adversely affect our ability to offer and grow our online services, cause a loss of customer relationships, negatively impact our reputation, and have an adverse effect on our business, results of operations and financial condition.

In recent years, computer systems of companies and organizations have been targeted, not only by cyber criminals, but also by activists and rogue states. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could disrupt our electronic systems (or the systems of our third-party providers) used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, for example by failing to update our systems and processes in response to new threats (or by failing to ensure that our third-party providers have adequate systems and process in place for such purposes), our reputation could be harmed and our operating results, financial condition and prospects could be adversely affected through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be impacted by cyber-attacks against national critical infrastructures of the countries where we operate, for example, the telecommunications network. Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack. For more information, see “Item 4. Information on the Company—B. Business Overview—Distribution Channels, Electronic Banking and Technology.”

Our loan and investment portfolios are subject to risk of prepayment, which may result in reinvestment of assets on less profitable terms.

Our loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity without adequate (or any) prepayment penalties. Increases in repayment activity reduce the weighted average lives of our earning assets and may adversely affect our operating results. Prepayment risk also has an adverse impact on our residential mortgage portfolio, since prepayments could shorten the weighted average life of this portfolio, which may result in a mismatch in funding or in reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on our business, financial condition and results of operations.

Exposure to government debt could have an adverse effect on our business, financial condition and results of operations.

We invest in debt securities issued by the Chilean and Colombian governments and the Central Bank of Chile, which, for the most part, are short-term and highly liquid instruments. If the Chilean or Colombian governments default on the timely payment of such securities, our business, financial condition, and results of operations may be adversely affected.

A downgrade of Itaú Chile’s credit ratings by international or domestic credit rating agencies could materially and adversely affect the availability and cost of domestic and international funding to us, which may have an adverse impact on our business, our future financial performance, our shareholders’ equity and the value of our securities.

On September 8, 2022, Moody’s affirmed our “A3” long-term deposit ratings, as well as our “A2” long-term counterparty risk ratings. At the same time, Moody’s also upgraded our baseline credit assessment from “baa3” to “baa2”, and our adjusted baseline credit assessment from “baa2” to “baa1”, reflecting improvements in our standalone credit strength, in particular future earnings generation and capital position. In addition, Moody’s revised our outlook on the deposit ratings from “negative” to “stable”. On April 26, 2022, S&P upgraded our long-term issuer credit and issue-level ratings from “BBB” to “BBB+”, reflecting the capital injection of CLP830 billion we received in 2021 and improved profitability due to stronger margins. Our short-term issuer credit rating from S&P remained at “A-2”. At the same time, S&P revised its assessment of our capital and earnings to “adequate” from “moderate”, reflecting stronger risk-adjusted capital (RAC) and earnings prospects. S&P’s continued “negative” outlook for the next 18-24 months reflects the negative trend in the economic risk of Chile’s Banking Industry Country Risk Assessment.

In addition, we are rated by the domestic rating agencies Feller Rate Clasificadora de Riesgo Ltda. (“Feller Rate”) and Clasificadora de Riesgo Humphreys Ltda. (“Humphreys”). On March 31, 2022, Feller Rate upgraded our long-term issuer credit rating from “AA” to “AA+”, but revised our outlook from “positive” to “stable”. On August 31, 2022, Humphreys also upgraded our long-term issuer credit rating from “AA” to “AA+”, but revised our outlook from “favorable” to “stable”.

We cannot predict the actions rating agencies may take in the future and our ratings or outlook could be revised (including downwards) at any time and without any notice by any ratings agency. Any such adverse revision to our credit ratings in Chile or Colombia for domestic and international debt by international and domestic rating agencies may adversely affect our debt ratings, and, as a result, our cost of funding, including interest rates paid on our deposits and securities. If this were to happen, it could have a material adverse effect on our business, future financial performance, shareholders’ equity and the value of our securities.

Mismatches in the maturity of our loan portfolio and our funding sources as well as exchange rate fluctuations related to our funding sources could materially and adversely affect our business, financial condition and results of operations and our capacity to expand our loan business.

We are exposed to maturity mismatches between our loans and sources of funding. The majority of our loan portfolio consists of fixed interest rate loans, and the yield from our loans depends on our ability to balance our cost of funding with the interest rates we charge our borrowers. An increase in market interest rates in Chile or Colombia could increase our cost of funding, especially the cost of time deposits, and could reduce the spread we earn on our loans, materially and adversely affecting our business, financial condition and results of operations. For example, in Chile interest rates increased from 0.5% to 11.25% in a short space of time (from July 2021 to October 2022) in response to the rapid inflation increase. In Colombia, the monetary policy rate increased from a minimum cycle of 1.75% during 2020 and 2021 to what is expected to be a peak cycle of 13.25% in early 2023. Moreover, any increase in interest rates in other countries, especially the United States, could reduce overall liquidity and investor interest in the capital markets where we operate.

Any mismatch between the maturity of our loan portfolio and our sources of funding would magnify the effect of any imbalance in interest rates, also representing a liquidity risk if we fail to obtain funding on an ongoing basis. In addition, since part of our funding comes from securities denominated in U.S. dollars or other foreign currencies that we issue abroad, any devaluation of the Chilean or Colombian peso against the U.S. dollar or such other foreign currencies could increase the cost of funding in relation to these securities. While we seek to avoid significant mismatches between assets and liabilities due to foreign currency exposure, we may have mismatches from time to time. The Chilean peso has experienced large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. Our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate exposure, especially if there is a lack of sources of funding in foreign currency. Greater exchange rate risk will increase our exposure to the devaluation of the Chilean peso, and any such devaluation may impair our capacity to service foreign currency obligations and may, therefore, materially and adversely affect our financial condition and results of operations. We enter into forward exchange transactions or other derivatives to avoid material exchange rate exposure, but our policy regarding exchange rate exposure is subject to change and regulations limiting such exposures may also be amended or eliminated. An increase in our total cost of funds for any of these reasons could result in an increase in the interest rates on our loans, which could, as a result, affect our business, financial condition and results of operations and our ability to attract new customers and expand our loan business.

For information on our structural gap between assets and liabilities, see “Item 11— Quantitative and Qualitative Disclosures About Financial Risk B. Financial Risk Management—2) Quantification and Control of Financial Risk Exposure—a) Market Risk Metrics and Limits—(i) Limitations of VaR Model—Structural Interest Rate Position in Banking Book (Interest Rate Gap)”.

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

Market practices and documentation for derivative transactions in Chile and Colombia may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depend on our ability to develop adequate control and management systems and to hire and retain qualified personnel. Moreover, our ability to monitor and analyze these transactions relies on our information technology systems. These factors may further increase risks associated with derivative transactions and, if they are not adequately controlled, could materially and adversely affect the results of our operations and financial condition in general.

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

The occurrence of natural disasters or terrorist events or events of civil unrest in the regions where we operate could impair our ability to conduct business effectively and could adversely affect our results of operations.

We are exposed to the risk of natural disasters such as earthquakes or tsunamis as well as floods, mudslides and volcanic eruptions in the regions where we operate. We also recognize that natural disasters could be amplified by the effects of climate change. In the event of a natural disaster, unanticipated problems with our disaster recovery systems could have a material adverse impact on our ability to conduct business in the affected region, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. In addition, if a significant number of our local employees and managers were unavailable in the event of a disaster, our ability to effectively conduct business could be severely compromised. A natural disaster, such as the earthquake and tsunami that affected Chile in 2010, could damage some of our branches and automated teller machines, or ATMs, forcing us to close damaged facilities or locations, increasing recovery costs as well as causing economic harm to our clients. A natural disaster or multiple catastrophic events could have a material adverse effect on local businesses in the affected region and could result in substantial volatility or adverse harm in our business, financial condition and results of operations for any fiscal quarter or year. Furthermore, we could be exposed to terrorist events and events of civil unrest (including, for example, as we experienced in October 2019) resulting in physical damage to our buildings (including our headquarters, offices, branches and ATMs) and/or injury to customers, employees and others. Although we maintain comprehensive contingency plans and security procedures, there can be no assurance that terrorist events or events of civil unrest will not occur and that their occurrence will not have a material adverse impact on our business and results of operations for any fiscal quarter or year.

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

The physical risks of climate change are related to the gradual increase in the average temperature of the planet and to the increase in the intensity and frequency of extreme weather events. Despite uncertainties with regard to the intensity and location of these events, their impact on the economy is expected to be more acute in the future. The potential impact on the economy includes, but is not limited to, significant changes in asset prices and industry profitability. Damage to borrowers’ properties and operations may impair asset values and credit quality of customers, leading to more non-performing loans, write-offs and impairment charges in our portfolios. In addition, our facilities may also suffer physical damage due to weather events, leading to increased costs for us.

As the economy transitions to a low-carbon or carbon-neutral model, financial institutions may face significant and rapid developments in stakeholder expectations, policy, law and regulation, which could impact the lending activities we undertake, as well as the risks associated with our lending portfolios, and the value of our financial assets. As concerns about climate change increase and societal preferences change, we may face greater scrutiny for the type of business we conduct, adverse media coverage and reputational damage, which may in turn impact customer demand for our products, returns on certain business activities and the value of certain assets and trading positions, leading to impairment charges. The impacts of climate change may also increase losses for sensitive sectors, as a result of the effects of both physical and transition risks, causing loss of profitability for companies exposed to these risks and impairing their ability to repay any loans. Possible carbon pricing can affect companies’ costs and compromise their ability to generate cash flows. Any subsequent increase in defaults and rising unemployment could create recessionary pressures, which may lead to an increased deterioration in the creditworthiness of our clients, higher ECL, and increased charge-offs and defaults among wholesale and retail customers. If we do not adequately reflect risks associated with climate change into our risk framework to appropriately assess, manage and disclose the various financial and operational risks we face as a result of climate change, or fail to adapt our strategy and business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on our business growth rate, competitiveness, profitability, capital requirements, cost of funding, and financial condition.

Other potential risks arise from climate-related litigation claims, which are compelling governments and corporate actors to purse actions or better practices to adapt to changes in order to mitigate the impacts resulting from loss and damage due to climate change. Financial institutions are exposed to the risk of being defendants in a climate-related suit, and they may also be indirectly affected through their client’s portfolio. Clients can be directly or indirectly held legally liable for a climate-related event or impact, which may result in associated repairment costs, potential impact on the value of our client’s own company, and even difficulty in recovering after paying for damages. Litigation can also cause stranded assets, mainly in the carbon-intensive industries, due to unanticipated, premature write-downs or devaluations caused by climate change.

Other businesses controlled by Itaú Unibanco Holding may face difficulties from a business or reputational standpoint and affect us.

We are currently controlled by Itaú Unibanco Holding and its affiliates, which as of the date of this report had a 65.62% beneficial ownership stake in us. Since we are part of a larger conglomerate of companies owned by Itaú Unibanco Holding, if other businesses controlled by Itaú Unibanco Holding face difficulties from a business or reputational standpoint, we may suffer adverse consequences. If we were to be associated with these events, our reputation could be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to arbitration and litigation proceedings that could materially adversely affect our business, financial position and results of operations if an unfavorable ruling were to occur.

We are currently subject to legal proceedings, as indicated in our financial statements. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. From time to time, we may become involved in arbitration, litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. We cannot assure you that the current or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise have a material adverse effect on our business, financial condition and results of operations should an unfavorable ruling occur. See Note 23 of our consolidated financial statements in respect of lawsuits and legal proceedings.

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

A significant portion of our income, expenses and liabilities is directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies. In addition, various interbank offered rates which are deemed to be “benchmarks” (the “IBORs”, including LIBOR and EURIBOR) have been the subject of increased regulatory scrutiny. Some of these reforms are already effective while others are yet to be implemented. In particular and since 2021, the U.K. Financial Conduct Authority (“FCA”) does not oblige banks to contribute to the calculation of LIBOR. In addition, LIBOR settings (in the case of all sterling, euro, Swiss franc, Japanese yen, and the 1-week and 2-month U.S. dollar settings) either ceased to be provided by any administrator or are no longer representative after December 31, 2021, and will cease to be provided immediately after June 30, 2023, in the case of the remaining US dollar settings.

The cessation of LIBOR for various currencies at the end of 2021 (and in 2023 for certain tenors of USD LIBOR) has resulted in replacement rates being used more widely, including in the instruments documenting certain of our financial obligations. For example, in the U.S., a group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, called the Alternative Reference Rate Committee (“ARRC”) and comprised of a diverse set of private sector entities, has identified the Secured Overnight Financing Rate (or “SOFR”) as its preferred alternative rate for the USD LIBOR and the Federal Reserve Bank of New York publishes SOFR daily. Many, if not most banks in the U.S., now enter into transactions where interest is determined based on SOFR, as recommended by ARRC and certain regulators. Additionally, many financial contracts, including some which govern our financial obligations, include replacement alternatives for LIBOR upon the cessation of LIBOR. It is also possible that some U.S. lenders will elect to use alternative rates other than SOFR. In the UK, the Bank of England and the FCA have proposed the Sterling Overnight Index Average (“SONIA”) as the primary sterling interest rate benchmark, the transition to which is being finalized as of the date of this

Annual Report. The European Central Bank published the Euro short-term rate (“€STR”) as the new risk-free rate for the euro area for the first time on October 2, 2019. Although EURIBOR is expected to continue alongside €STR, it remains uncertain as to how long EURIBOR will continue in its current form, or whether it will be further reformed. Central banks in several other jurisdictions have also announced plans for publishing alternative reference rates for other currencies.

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

The Bank has developed a “transition program” from existing benchmark indices focused on the following stages:

a) Front book (new operations)

b) Discontinuation of new operations indexed in LIBOR

c) Curves and impacts on collateral

d) Back book, or LIBOR portfolio migration to risk-free rates.

As of December 31, 2022, the exposure of our financial assets and liabilities impacted by the LIBOR reform are presented below:

	Financial Instruments based on Libor
	As of December 31, 2022		As of December 31, 2021
	Exposure		Exposure
	Assets	Liabilities	Assets	Liabilities

	(in millions of Ch$)
Non-derivative financial instruments	1,267,787	568,892	2,790,568	1,533,951
Loans and accounts receivable from customers	1,267,787	—	2,790,568	—
Interbank borrowings	—	568,892	—	1,533,951
Financial derivative contracts (1) (2)	1,041,682	1,052,780	1,032,033	1,154,080
Total	2,309,469	1,621,672	3,822,601	2,688,031
(1)	Correspond to the fair value of the operations.
(2)	The total notional amount associated with derivative operations corresponds to Ch$26,498,012 million.

The uncertainties resulting from the discontinuation of LIBOR and implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial conditions and prospects.

Our business strategy may not provide us the results we expect.

Our business strategy and our focus on related challenges are determined by management based on assumptions they deem relevant, such as the future economic environment, and the regulatory, political and social scenarios in the regions in which we operate. These assumptions are subject to subjective elements and other potential inaccuracies which could result in certain risks not being correctly (or not at all) identified or anticipated. Accordingly, the results and consequences arising from any possible inaccurate assumptions may compromise our capacity to fully or partially implement our business strategy, as well as to achieve the results and benefits expected therefrom, which might give rise to financial losses and reduce the value creation to our stockholders. For instance, as mentioned in “Item 4. Information on the Company—Strategy” below, we have developed and are implementing a transformation plan with five key pillars: disruption, customer-centricity, simplicity and digitization, agile working model and disciplined approach to achieve sustainable results. The implementation of our transformation plan will depend on, among other things: (1) our senior management’s focus in order to adequately manage our transformation and hiring additional personnel with specific training in the five key pillars, and (2) the incorporation of our pillars without disruption into our various business-specific operating procedures and systems, including our financial, accounting, information and other systems. To the extent we are not able to implement fully the items mentioned above, our transformation plan may not materialize as currently expected or could even be delayed indefinitely.

For example, we are implementing a transformation program in Itaú Colombia with the objective of improving performance in a similar way to what we achieved in our operations in Chile. In the context of this transformation program, we have changed strategy in retail to focus on affluent customers and we are pursuing several initiatives to improve commercial performance and efficiency. We cannot assure you that we will be able to fully implement the new strategy in Colombia or that it will be successful. The failure of Itaú Colombia’s transformation program could have a material adverse effect on our business, financial condition and results of operations.

Additionally, factors beyond our control, such as, but not limited to, economic and market conditions, changes in laws and regulations, including regulations limiting fees or interest rates and fostering an increasingly competitive scenario, and other risk factors stated in this annual report may make it difficult or impossible to implement fully or partially our business strategy and also our achieving the results and benefits expected therefrom.

Risks Relating to Chile, Colombia and Other Countries in Which We Operate

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

As a regulated financial institution, we are required to submit to the CMF unaudited consolidated and unconsolidated balance sheets and income statements on a monthly basis. These statements have to be prepared in accordance with the Compendium of Accounting Standards (Compendio de Normas Contables y Manual del Sistema de Información), or the “Compendium,” and the rules of the CMF. Certain exceptions introduced by the CMF prevent banks from achieving full convergence, for example, with respect to loan loss provisions and assets received in lieu of payment, among others. Also, the CMF is vested with the authority to issue specific orders to banks, including on accounting matters. In situations not addressed by the guidance issued by the CMF, institutions must follow IFRS. However, our consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 have been prepared in accordance with IFRS in order to comply with SEC requirements.

Our consolidated financial statements include the necessary adjustments and reclassifications to the incorporated financial statements of each of Itaú Chile’s subsidiaries and the New York Branch to bring their accounting policies and valuation criteria into line with those applied by the Bank, in accordance with IFRS.

The securities laws of Chile, which govern open or publicly listed companies such as ours, have as one of their principal objectives promoting disclosure of all material corporate information to the public. Chilean disclosure requirements, however, differ from those applicable in the United States in some important respects. Although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those applicable in the United States and in certain respects the Chilean securities markets are not as highly regulated and supervised as the United States securities markets.

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

Owners of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be converted into U.S. dollars and distributed net of foreign currency exchange fees and fees of the depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35% (subject to credits in certain cases). If for any reason, including changes in Chilean laws or regulations, the depositary is not able to convert Chilean pesos to U.S. dollars, investors in our ADSs may receive dividends and other distributions, if any, in Chilean pesos.

Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them or the repatriation of the proceeds from such disposition or the payment of dividends could be imposed in the future, and we cannot advise you as to the duration or impact of such restrictions, if imposed.

The legal restrictions on the exposure of Chilean pension funds may adversely affect our access to funding.

Pension funds are important funding providers to us and to the Chilean banking system in general. Chilean regulations impose restrictions on the share of assets that a Chilean pension fund management company (Administradora de Fondos de Pensiones, or “AFP”) may allocate: (i) per fund (considering all sub-funds within an AFP (A, B, C, D or E)), to deposits in checking accounts and term deposit accounts and in debt securities issued by a single banking institution (or guaranteed by such bank); (ii) per type of sub-fund, to shares, deposits, derivatives and debt securities of a single banking institution (or guaranteed by such bank); and (iii) per fund (considering all sub-funds), to shares issued by a single banking institution. Additionally, each fund managed by an AFP is permitted to make deposits with a bank for an amount not to exceed the equivalent of such bank’s equity. If the exposure of a pension fund managed by an AFP to a single bank exceeds such limit for investments in securities, the AFP for such pension fund is required to reduce the fund’s exposure below the limit within three years.

As of December 31, 2022, the aggregate exposure of AFPs to us was US$ 6,012 million or 3.41% of their total assets. If the exposure of any AFP to us exceeds the regulatory limits, or if changes in pension fund regulations that reduce the funds available to pension funds or constrain their ability to invest in bank deposits and securities are implemented, this could lead us to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our business, financial condition and results of operations.

Future increases in the corporate tax rate or additional modifications to the tax systems of the countries in which we operate may have a material adverse effect on us.

The Chilean government has introduced a series of tax reforms over the past 10 years aimed at increasing revenue and limiting tax exemptions, and new reforms are expected in the near future. Examples include Law No. 20,780 of 2014, which introduced significant changes to the Chilean tax system and strengthening the powers of the Chilean IRS (Servicio de Impuestos Internos) to control and prevent tax avoidance, Law No. 20,899 of 2016, which simplifies the income tax system and modifies other legal tax provisions, Law No. 21,210 of 2020, which introduced additional amendments and modifications to the Chilean tax system (including new rules on deductible expenses), and Law No. 21,420 of 2022, which, among other provisions, reduced or repealed, from September 2, 2022, onwards, certain tax exemptions. In addition, in July 2022, President Boric presented a new tax reform bill, which would introduce substantial and structural changes into the Chilean tax system for the purpose of adding new revenue streams. Although this tax reform was recently rejected by the House of Representatives, we cannot assure you that similar measures will be implemented in the future.

According to current regulations, and given that the Bank’s average annual amount of gross revenues would be higher than UF75,000, we are subject to the general tax regime (corporate tax of 27%). Under this regime, when the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 40%, against which only a 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax, with the final tax burden being a maximum of 44.45%; provided that, the deduction available to shareholders established in, domiciled in, or residents of a country with which Chile has a double taxation treaty in force or, until December 31, 2026, with which Chile has signed a double taxation treaty, although not in force, would be 100%, with the tax burden then remaining at 35%. See “Item 4. Chilean Banking Regulation and Supervision—Recent Tax Reforms and Future Changes in Chilean Tax Regulations” and “Item 10. Additional Information—Chilean Tax Considerations.”

In addition, on December 13, 2022, Law 2,277 was enacted in Colombia as a tax and fiscal policy aimed at promoting equality and social justice. See “Item 4. Information on the Company—B. Business Overview— Recent Regulatory Developments in Colombia—Tax Reform (2022-2023)”.

Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting stated expenses and deductions, and eliminating incentives and non-taxed income. We cannot assure you that the manner in which corporate taxes are interpreted and applied in the jurisdictions where we operate will not change in the future. In addition, governments may decide to levy additional taxes in the jurisdictions where we operate. The recent tax reforms and any further changes to taxes in the jurisdictions where we operate could have a material adverse effect on our business, financial condition and results of operations. Furthermore, uncertainty relating to tax legislation in the jurisdictions where we operate poses a constant risk to the Bank and our operations.

Potential changes to the pension system in Chile may impose an increase in our labor costs and therefore have a material adverse effect on our financial results.

In November 2018, President Sebastián Piñera submitted a proposed bill (No. 12,212-13) intended to introduce changes to the existing Chilean pension funds system, specifically related to solidary pensions, the individual capitalization pension system and new pension systems for the middle class and women.

Under this proposal, employer companies (including the Bank) would have to make a 4% contribution to the pension system, with a gradual implementation over a period of five years. Additionally, employers (including the Bank) would be obliged to contribute 0.2% of the gross salary of their employees to fund disability insurance. Further, the bill proposal states that the solidarity fund (Pilar Solidario) would increase approximately 40% given that the Chilean government is expected to contribute 1.12% of the GDP to the fund.

Notwithstanding the fact that this bill is still being discussed in Congress, there has been no progress since January 2022, and it is likely that it will not move forward considering that President Boric indicated during his presidential campaign and in his government program that he intends to end the AFPs and replace the current pension system in Chile with one that will be managed by a public entity. Although there are no details as to how these reforms would be implemented, it has been announced that one of the measures would be increasing the employer’s contribution by 6%, reaching a total contribution of 18%. Any such new contribution requirements may impose an increase in our labor costs and in turn have a material adverse effect on our financial results.

For more information on recent changes to the pension system in Chile, see “Item 4. Information on the Company—B. Business Overview—Chilean Banking Regulation and Supervision—Recent Regulatory Developments in Chile—Changes to the Pension System in Chile”.

Colombian tax haven regulation could adversely affect our business and financial results.

A 2014 Colombian tax decree designates 37 jurisdictions (including Panama) as tax havens for Colombian tax purposes. However, in October 2014, Panama and Colombia signed a memorandum of understanding by which they agreed to execute a double taxation treaty. Therefore, Panama is currently not considered a tax haven for Colombian tax purposes. If in the future Panama is considered a tax haven under Colombian tax regulations, the clients of our Colombian subsidiaries in Panama who are residents in such jurisdiction would be subject to the following regulations: (i) higher withholding tax rates (up to 35%), including higher withholding rates over financial yields derived from investments in the Colombian securities market, (ii) the Colombian transfer pricing regime and its reporting duties, (iii) an assumption for Colombian authorities of residency for the purposes of qualifying a conduct as abusive under tax regulations, (iv) the disallowance of payments made to residents or entities located in tax havens as costs or deductions, unless the respective withholding tax has been applied and (v) other additional information disclosure requirements. In October 2021, the Colombian Government issued a decree that regulates the criteria for classifying a ring-fencing regime, i.e., a kind of preferential regime which is subject to the same regulations of tax havens. Since Colombia is a member of the Organization for Economic Co-operation and Development, or “OECD” since April 2020, the criteria for assessing preferential tax regimes are based on certain key factors described by the OECD in its Harmful Tax Practices Report from 2019. These key factors include: (i) the imposition of no or low effective tax rates on income from geographically mobile financial and other service activities, (ii) the regime is ring-fenced from the domestic economy, (iii) the regime lacks transparency, (iv) there is no effective exchange of information with respect to the regime, and (v) the regime fails to require substantial activities. Every corporate income taxpayer should apply these criteria to the list of preferential regimes issued by the Forum on Harmful Tax Practices.

There are no special exceptions from the rules above for financial entities situated in tax havens, low tax jurisdictions or that belong to a preferential tax regime.

Any downgrading of Chile’s or Colombia’s debt credit rating for domestic and international debt by international credit rating agencies may also affect our business and future financial performance.

On September 15, 2022, Moody’s changed Chile’s credit rating outlook from “negative” to “stable”, while changing the government of Chile’s long-term local and foreign-currency issuer and senior unsecured ratings from “A1” to “A2”, and the outlook from “negative” to “stable”. On December 8, 2022, Fitch affirmed Chile’s rating of “A-” as well as the “stable” outlook. On October 21, 2022, S&P affirmed Chile’s long-term foreign currency rating of “A”, with a “stable” outlook. We cannot assure you that Chile’s credit ratings or rating outlook will remain at the levels indicated above or change (including downgrades) in the future.

On May 5, 2022, S&P affirmed its foreign currency sovereign credit rating on Colombia of “BB+/B” and its local currency rating of “BBB-/A-3” with a “stable” outlook. On December 15, 2022, Fitch affirmed its rating “BB+” rating for Colombia with a “stable” outlook. On October 6, 2022, Moody’s maintained Colombia’s credit rating at “Baa2” with a “stable” outlook. We cannot assure you that Colombia’s credit rating or rating outlook will remain at the levels indicated above or change (including downgrades) in the future.

If adverse revisions to Chile’s or Colombia’s credit ratings or rating outlook were to occur, this could have a material adverse effect on our business, future financial performance, shareholders’ equity and the value of our securities. In addition, any adverse revisions to Chile’s or Colombia’s credit ratings by international rating agencies may adversely affect our ratings, and, as a result, our cost of funding, including interest rates paid on our deposits and securities.

Chilean and Colombian authorities exercise influence on the Chilean and Colombian economies. Changes in monetary, fiscal and foreign exchange policies or in the Chilean and Colombian governments’ structures may adversely affect us.

Chilean and Colombian authorities exercise influence on or intervene, from time to time, in the Chilean and Colombian economies, through changes in fiscal, monetary, and foreign exchange policies, which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our clients’ ability to pay and, consequently, affecting us. For example, in July 2022, the Central Bank of Chile announced an exchange rate intervention program, mirroring the 2019 intervention. Before announcing the intervention in the FX market, the exchange rate reached an historical $1.042 per dollar. The effect of the intervention in the following days was around a 14% appreciation of the CLP. The program was valued at US$20 billion, through auctions of up to US$10 billion in the spot market and up to US$10 billion in the non-deliverable forwards (“NDFs”) market. In addition, the provision of liquidity in dollars through a swap program of up to US$5 billion was also offered. On September 30, 2022, the Central Bank of Chile ended its exchange rate intervention program with a total sales of US$6.1 billion in the spot market and has a total of US$9.04 billion outstanding in NDFs until June 2, 2023. In this way, the Central Bank of Chile announced that it will renew the outstanding NDF stock until mid-year 2023.

In addition, changes in the Chilean and Colombian governments’ structures may result in changes in government policies, which may affect us. This uncertainty may, in the future, contribute to an increase in the volatility of the Chilean and Colombian capital markets, which, in turn, may have an adverse impact on us. Other political, diplomatic, social and economic developments in Chile, Colombia or other countries that affect Chile and Colombia may also affect us.

Prior to the COVID-19 pandemic, the Chilean fiscal outlook had deteriorated in response to increased social spending following the social unrest in October 2019. This was worsened by the fiscal response implemented by the Chilean government to mitigate the impacts of COVID-19, which temporarily led to larger deficits, debt issuances and use of rainy-day funds. Nevertheless, during 2022, the government implemented a fast fiscal consolidation process, supported by expenditure contraction and cyclical revenue, allowing for a 1.1% of GDP surplus in the year. However, pressure to raise social spending remains, which, if not funded by structural revenues, may lead to the rising of debt issuance, a weaker CLP and higher interest rates and in turn a deceleration of economic growth, which could adversely affect our business, results of operations and financial condition.

Our growth and profitability depend on the level of economic activity in Chile, Colombia and other markets.

Substantially all of our loans are to borrowers doing business in Chile or Colombia. Accordingly, the recoverability of these loans in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile and Colombia. The Chilean and Colombian economies have been influenced, to varying degrees, by economic conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or global economy deteriorate, Chilean and Colombian companies may have their businesses adversely affected. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values, reduction of global growth rates, bank failures, persistent inflation, currency volatility and limited availability of credit and access to capital. The economic and market conditions of other countries, including the United States, European countries, other Latin American and emerging markets, may affect the availability of credit and the volume of foreign investments in Chile, Colombia and in the countries in which we do business, to varying degrees. The market turmoil generated by bank failures in the United States in March 2023, and the forced sale of Credit Suisse, are two examples of international financial events that may have an adverse impact on our business. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to Chilean and Colombian companies and resulted in considerable outflows of funds from Chile and Colombia, decreasing the amount of foreign investments in those countries, which impacted overall growth expectations for the Chilean and Colombian economy. Any of these factors could have a material adverse effect on our results of operations and financial condition.

In addition, future developments in or adversely affecting the Chilean or Colombian economies and other emerging and developed markets, such as those of our neighbor countries, and a deceleration in the economic growth of Asian or other developed nations to which Chile and Colombia export a majority of their respective goods, could materially and adversely affect our business, financial condition or results of operations. In this regard, with over one third of exports, of which approximately two thirds were copper in 2022, sent to China, developments in the Chinese economy have relevant implications in the investment, growth and exchange valuation in Chile. Additionally, changes in the economic and political outlook in the United States, Europe and the members of Mercosur influence our growth prospects, with 14%, 10% and 6% of exports sent to these regions in 2022, respectively.

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

Although Chilean and Colombian inflation have been low in past years, Chile and Colombia have experienced high inflation in the double-digit levels following an increase since 2021 amid spending measures to support households during the pandemic, and the effect of global shocks on prices (food, oil) following the war in Ukraine. Recent increased inflation in Chile or Colombia has adversely affected the Chilean and Colombian economies and have had an adverse effect on our results of operations, even in light of recent measures taken by the respective governments in Chile and Colombia, such as the increase in the maximum interest rate for loan portfolios in Colombia in order to control the inflation and consumption levels, as well as strong contractionary fiscal and monetary macroeconomic policies. We cannot make any assurances that such measures will be sufficient to curb inflation, or that Chilean or Colombian inflation will continue to increase in the future. Continued high levels of inflation could have an adverse effect on our results of operations mainly through increases in credit losses and expenses, which may not be fully offset by higher revenues or other positive impacts on earnings due to high inflation. Contractionary fiscal and monetary macroeconomic policies could also have an adverse effect on our results of operations and financial condition mainly through lower revenues, higher funding costs, higher credit losses or potential devaluation of our securities portfolio due to higher interest rates.

We may be unsuccessful in addressing the challenges and risks presented by our operations in countries outside Chile.

We now operate a banking business in Colombia through Itaú Colombia. Our operations are focused on retail banking, as well as wholesale and commercial banking and providing financing and deposit services to SMEs and individuals with medium-high income levels. Itaú Colombia provides a broad range of commercial and retail banking services to its customers, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla. We have limited experience conducting credit card and consumer finance businesses in countries outside Chile. Accordingly, we may not be successful in managing credit card and consumer finance operations outside of our traditional domestic market in Chile. We may face a variety of risks presented by our operations in countries outside Chile, including delays in payments by customers and higher delinquency rates in any market we enter into, which could necessitate higher provisions for loan losses.

We cannot assure you that we will be successful in adequately addressing the risks presented by our operations outside Chile, and these risks could have an adverse effect on our financial performance.

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

Additionally, further deterioration in relations with Venezuela and Ecuador may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative impact on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition. Trade with Venezuela has constantly decreased over the last decade. However, in 2022, for example, the governments of Colombia and Venezuela resumed trade relations, and entered into agreements to allow transportation of cargo and passengers between the two countries. As a result of these recent re-establishment of political relations between Presidents Petro and Maduro, total exports from Colombia to Venezuela were US$632.3 million in 2022, compared to US$331.1 million in 2021. Although continuity in political relations is expected, the result of these relations remains uncertain.

Colombia has recently faced an increase in migration from Venezuela. As of December 2022, approximately 2.48 million Venezuelan immigrants are based in Colombia. The unprecedented migration wave is putting strains on Colombia. Mass migration threatens to increase political instability and social conflict in Colombia. In a move to regulate and benefit from the migration, Colombia now gives temporary protective legal status (limited to 10 years) to Venezuelan migrants, potentially increasing the working-age population and boosting economic growth.

Constitutional collective actions (Acciones Populares), class actions (Acciones de Grupo) and other similar legal actions in Chile and Colombia involving claims for significant monetary awards against financial institutions may have an adverse effect on our business and results of operations.

Under Law No. 19,496, or the “Chilean Consumer Protection Act”, and under the Colombian Constitution and Law 472 of 1998, individuals may initiate collective or class actions to protect their collective or class rights, as applicable. In the past few years, Chilean financial institutions have experienced limited numbers of collective and class actions, mostly relating to abusive clauses in standard contracts.

In the past few years, Colombian financial institutions, including Itaú Colombia, have experienced a substantial increase in the aggregate number of these actions. The great majority of such actions have been related to fees, financial services and interest rates, and their outcome is uncertain. Pursuant to Law No. 1,425 of 2010, monetary incentives for plaintiffs in constitutional collective actions have been eliminated since 2011. Nevertheless, individuals continue to have the right to initiate constitutional or class actions against financial institutions, including Itaú Colombia.

Current and future restrictions on interest rates or banking fees could negatively affect our profitability.

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

The Colombian government has the authority to establish and define criteria and formulas applicable to the calculation of banking fees and other charges and to establish caps on the banking fees, credit card fees, and other charges that we impose on our customers. Pursuant to that authority, the Colombian government has established a cap on the fees banks can charge on withdrawals from ATMs outside their own networks. Additionally, under Colombian regulation, other than in connection with mortgage loans, banks are prohibited from charging prepayment penalties or fees on loans, other than in mortgage loans, except when the outstanding amount of a loan is more than the equivalent of 880 monthly minimum wages, or “SMMLV” (approximately US$180,000). In other loans in which the outstanding amount is greater than 880 SMMLV, prepayment penalties or fees may be charged but only when expressly contemplated under the governing loan agreement. With respect to long-term mortgage loans granted in connection with the acquisition of homes, banks are prohibited from charging prepayment penalties. In addition, Law 2,009 of 2019 provides that financial institutions, including banks (such as Itaú Colombia), which are authorized to collect public savings and charge management fees for savings accounts, debit cards and credit cards, must grant their clients access to a minimum package of products and services at no additional cost. Further limits or regulations regarding banking fees and services, and uncertainties with respect thereto could have a negative effect on Itaú Colombia and our results of operations and financial condition.

In the future, additional regulations in Colombia or in other jurisdictions where we operate could impose new or stricter limitations regarding interest rates or fees we are permitted to use or charge. Any such limitations could materially and adversely affect our results of operations and financial situation.

Insolvency laws may limit our monetary collection and ability to enforce our rights.

Colombian insolvency laws provide that creditors of an insolvent debtor in default are prohibited from initiating collection proceedings outside the bankruptcy or reorganization process of such debtor. In addition, all collection proceedings outstanding at the beginning of any bankruptcy or reorganization process of any insolvent debtor must be suspended and creditors are prevented from enforcing their rights against the collateral and other assets of the debtor until the reorganization has been agreed (in which case the collection proceeding is resolved within the reorganization agreement) or it is declared that no reorganization was agreed. Additionally, Colombian laws provide insolvency protection for non-merchant individuals. This insolvency protection entails that, once a non-merchant individual has ceased paying his or her debts, such individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an agreement with its creditors. The terms of any agreement reached with a group (two or more) of creditors that represent more than 50% of the total amount of the claims will be mandatorily applicable to all relevant creditors. There are other protections such as an automatic stay for 80 days, which could be extended by 30 additional days. These legal limitations make it difficult to recover on defaulted loans, and as a result, may cause Itaú Colombia to enhance its credit requirements, which would result in decreased lending to individuals by making it more expensive. In addition, increased difficulties in enforcing debt and other monetary obligations due to this insolvency law could have an adverse effect on Itaú Colombia and our results of operations and financial condition.

Due to the adverse impact of the COVID-19 pandemic, the Colombian government issued several amendments to the Colombian insolvency regime aimed at mitigating the adverse effects of the COVID-19 pandemic on the economy. These amendments are expected to be in place until December 2023. Pursuant to these amendments (i) a company in Colombia can enter into an emergency negotiating proceeding or a business recovery proceeding created under Decree 560 of 2020 as non-judicial insolvency proceedings and (ii) Colombian companies subject to a reorganization proceeding in Colombia are permitted to obtain additional financing in order to continue performing their business activities within the ordinary course of business without the insolvency court’s prior authorization. This transitory regulation seeks to protect the company as a unit of economic productivity and a source of employment and is aimed at those companies that have been affected by the government’s declaration of a state of emergency in response to the COVID-19 pandemic and may further limit our monetary collection efforts at such companies.

Insolvency proceedings may adversely affect our foreclosure rights in respect to security registered as personal property.

Pursuant to Article 50 of Law No. 1676 of 2013, secured creditors in Colombia with collateral registered as personal property (i) may be allowed to foreclose the respective collateral owned by the debtor subject to a reorganization proceeding, provided that the assets under the security do not constitute essential assets for the economic activity of the debtors or such assets are at risk of being destroyed and the competent judge authorizes such foreclosure, and (ii) once the reorganization agreement is confirmed, each secured creditor may have priority over the other creditors that are part of the agreement. However, in accordance with recent judicial precedent, such rights will only be available to the secured creditors to the extent that the other assets of the debtor are sufficient to ensure the payment of the salary and benefits derived from the employment contracts as well as alimony, if any. Any inability to enforce our foreclosure rights under this Law could have a material adverse effect on our results of operations and financial condition.

The Central Bank of Colombia may impose requirements on our (and other Colombian residents’) ability to obtain loans in foreign currency.

The Central Bank of Colombia may impose certain mandatory deposit requirements in connection with foreign currency denominated loans obtained by Colombian residents, including Itaú Colombia, although no such mandatory deposit requirement is currently in effect. We cannot predict or control future actions by the Central Bank of Colombia in respect of deposit requirements, which may involve the establishment of a mandatory deposit percentage, and the use of such measures by the Central Bank of Colombia may raise our cost of raising funds and reduce our financial flexibility.

COVID-19 or any other pandemic disease and health events could affect the economies of the countries in which we operate, our business operations or our financial condition and results of operations.

Public health crises, or the public perception of the risks of public health crises, such as the COVID-19 pandemic, have negatively impacted and may continue to negatively impact economic activity in Chile, in Colombia and in other countries in which we operate. Accordingly, our results of operations or financial condition have been and may continue to be adversely affected.

Since the outbreak of the COVID-19 pandemic in 2020, countries responded by taking various measures, including imposing mass quarantines, restricting travel, limiting public gatherings, closing businesses and schools, suspending certain economic activities, and imposing vaccine and testing mandates. While certain government regulations and/or mandates have eased and multiple COVID-19 vaccines have become broadly available in certain areas, certain governmental authorities may continue monitoring the situation and may take various actions in an effort to slow or prevent an increase in the spread of COVID-19. Additionally, variant strains of the COVID-19 virus have appeared, further complicating efforts of the medical community and governmental authorities in response to the COVID-19 pandemic. Concerns related to the COVID-19 pandemic lowered equity market valuations, decreased liquidity in fixed income markets and created significant volatility and disruption in global financial markets, resulting in increased volatility of stock prices (including the price of our stock), a trend that could continue. The COVID-19 pandemic has also had, and may continue to have negative effects on international trade (including as a result of supply chain disruptions and lower export levels), travel, employee productivity, unemployment levels, securities markets, and other economic activities that may have a destabilizing effect on financial markets and economic activity, including companies in the financial sector. While both Chile and Colombia moved to reopen their economies fully in 2022, the Chinese government held on to its strict zero-covid policy that limited global trade for longer, which continued to disrupt global supply chains in 2022. Furthermore, any actions taken by governmental authorities and other third parties in response to the COVID-19 pandemic and economic conditions resulting from the COVID-19 pandemic may negatively impact our business, results of operations and financial condition. For example, the withdrawal of economic relief and stimulus measures and the tightening of monetary policy in response to rising inflation levels in developed economies may affect emerging economies and thus affect our operations.

Since the outbreak in 2020, the Chilean national and subnational governments, for example, have taken various measures to contain and control the spread of COVID-19, including a declaration of a state of emergency, partial or total lockdown for some regions, closure of public venues (including educational institutions) and mass events. Most of these measures have since been relaxed, especially in light of the rollout of various COVID-19 vaccines. In Colombia, for example, some of the measures implemented to mitigate the effects of COVID-19, including access to credit and financial relief, have expired.

From a macroeconomic point of view, the overall impact of the COVID-19 pandemic in Chile was significant, but several support measures led to swift recovery. Chile’s GDP grew over 11.7% in 2021 (while it saw a 6% fall in 2020), in part as a result of fiscal stimulus measures and the rapid rollout of COVID-19 vaccines. However, the fading of previous liquidity injections, a tightening of fiscal and monetary policies, and the persistence of high domestic uncertainty led to a significant slowdown in 2022, with GDP growth decelerating to 2.7%. Annual inflation rose to 7.2% in 2021 (3% in 2020), exceeding the previous projections and the Central Bank of Chile’s target range. Annual inflation continued to rise in 2022, ending the year at 12.8%. The Central Bank of Chile has raised interest rates in order to rein in inflation and currently has a target inflation of 3%. The hiking cycle peaked with rates reaching 11.25% in 2022 up from the technical minimum of 0.5% during the pandemic. We cannot assure you that the Chilean economy will grow at forecasted levels or meet the target range of inflation, and there is no guarantee that future events, such as rising inflation levels, interest rate hikes, or developments of the COVID-19 pandemic or other macroeconomic factors will not depress economic activities and negatively impact our business, results of operations and financial condition.

The overall impact of the COVID pandemic in Colombia was also significant but the economy continues along its recovery path. Colombia’s GDP contracted 7.3% in 2020 during the worst of the pandemic’s economic impact, but grew by a record 11% in 2021, as a result of the easing of COVID-19 related restrictions, increase in household consumption and historically low interest rates. However, lower fiscal spending and interest rate hikes, ending the year at 26.64%, to counter inflation, which increased to 13.12% by the end of 2022, has slowed the growth of the Colombian economy in 2022, which still showed a relatively high growth rate of 7.5% during the last quarter of 2022. We cannot assure you that the period of economic stability that Colombia experienced prior to the COVID-19 pandemic will resume, or that the growth the Colombian economy achieved over the past decade prior to the COVID-19 pandemic will continue in future periods.

The COVID-19 pandemic has also resulted in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates and credit spreads. Any shocks or unexpected movements in these market factors could result in financial losses associated with our trading portfolio or financial assets, which could deteriorate our financial condition. Furthermore, market concerns could translate into liquidity constraints and reduced access to funding in both the local and the international markets, negatively affecting our business.

As the effects of the COVID-19 pandemic continues to impact economic activity globally, we, our employees, contractors, suppliers, customers and other business partners may continue to experience restrictions in the ability to conduct certain business activities. In addition, preventive measures—either imposed by governments or voluntarily adopted by companies—may prevent our customers from transacting their businesses effectively and meeting their obligations with us. Adverse changes in the economy, such as interest rate hikes in response to rising inflation levels, may also continue to have a negative effect on the ability of our borrowers to make timely repayments of their loans, which could have an adverse impact on our earnings. Consequently, the COVID-19 pandemic and related government measures has had and may continue to have an adverse effect on our operations. Because there have been no comparable recent global pandemics that resulted in a similar global impact, we do not yet know the full extent of the COVID-19 pandemic’s effects on our business, operations, or the global economy as a whole. Any future development will be highly uncertain and cannot be predicted, including the scope and duration of the COVID-19 pandemic, the effectiveness of our remote working arrangements, third party providers’ ability to support our operations, and any further action taken by governmental authorities and other third parties in response to the COVID-19 pandemic.

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

We have engaged in a number of mergers and acquisitions in the past, including the Merger, the Santander Colombia Acquisition, the Helm Bank Acquisition (and the subsequent merger of Helm Bank with and into Itaú Colombia in 2014), as well as, more recently, the acquisition and integration of MCC S.A. Corredores de Bolsa (“MCC Corredores”) and MCC Asesorías SpA (“MCC Asesorías” and, jointly with MCC Corredores, “MCC”) in 2022. Furthermore, we may make additional mergers and acquisitions in the future as part of our growth strategy. We believe that these transactions will contribute to our continued growth and competitiveness in the Chilean, Colombian, and international banking sectors.

These acquisitions and mergers and the integration of such institutions and assets involve certain risks, which as of the current stage of such transactions may still include remaining risks such as:

●

integrating new networks, information systems, financial and accounting systems, risk and other management systems, financial planning and reporting, products and customer bases into our existing business may prove difficult, cause us to incur unexpected costs and operating expenses and place additional demands on management’s time; and

●	the expected operational and financial synergies and other expected benefits from such mergers or acquisitions may not be fully achieved.

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

A component of our strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we have consummated (i) the Santander Colombia Acquisition in 2012; (ii) the Helm Bank Acquisition in 2013 (Helm Bank was merged with and into Itaú Colombia on June 1, 2014); (iii) the Merger in 2016; and (iv) the acquisition of MCC in 2022. We expect to continue to consider additional strategic acquisitions and alliances from time to time, inside and outside of Chile and Colombia. Strategic acquisitions and alliances could expose us to risks with which we have limited or no experience. Future acquisitions may also be subject to regulatory approval, which we may not receive, particularly in view of our increasing market share in the Colombian banking industry.

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

Itaú Unibanco Holding is the sole controlling shareholder of Itaú Chile. As of March 31, 2023, Itaú Unibanco Holding beneficially owned, directly and indirectly, approximately 65.62% of our voting common shares. Under Chilean Corporations Law, directors elected by a group or class of shareholders have a duty to act in the interest of the Bank and have the same duties towards the Bank and the other shareholders as the remaining directors. However, based on Itaú Unibanco Holding’s ownership percentage of 65.62% as of the date of this report, Itaú Unibanco Holding is able to control the actions taken by the board of directors of Itaú Chile on most matters on its own, which could result in potential conflicts of interest.

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose.

The corporate disclosure requirements applicable to us may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about us than you might otherwise receive in connection with a comparable U.S. company. We are subject to the periodic reporting requirements of the Exchange Act that apply to “foreign private issuers.” The periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers, for example:

●

we are required to file an annual report on Form 20-F, but we are not required to file any quarterly reports. A U.S. registrant must file an annual report on Form 10-K and three quarterly reports on Form 10-Q;

●

we are required to furnish current reports on Form 6-K, but the information that we must disclose in those reports is governed primarily by Chilean law disclosure requirements and may differ from Form 8-K’s current reporting requirements imposed on a U.S. issuer; and

●

we are not subject to the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the short swing insider trading reporting and recovery requirements under Section 16 of the Exchange Act.

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

Our common shares underlying the ADSs are listed and traded on the Santiago Stock Exchange and the Chilean Electronic Exchange, although the trading market for the common shares is small by international standards. A lack of liquidity in the markets may impact our ADSs, which would negatively affect the ability of the holders to sell our ADSs or the price at which holders of our ADSs desire to sell them. Future trading prices of our ADSs will depend on many factors, including, among other factors, prevailing interest rates, our operating results and the market for similar securities.

In addition, according to Article 14 of the Ley No. 18,045 de Mercado de Valores (the “Chilean Securities Market Act”), the CMF may suspend the offer, quotation or trading of shares of any company listed on the Chilean stock exchanges (including our securities) for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the CMF will then cancel the relevant listing in the registry of securities. These and other factors may substantially limit your ability to sell the common shares underlying your ADSs at a price and time at which you wish to do so.

Also, the recent turmoil in global banking industry, after the failure of two U.S. banks and the forced sale of Credit Suisse in March 2023, may have a negative impact on the trading prices, liquidity and market for our ADSs and common shares.

You may be unable to exercise preemptive rights.

The Ley 18,046 sobre Sociedades Anónimas and the Regulamento de Sociedades Anónimas, which we refer to collectively as the “Chilean Corporations Act”, and applicable regulations establish that whenever we issue new common shares for cash, we are obligated by law to grant preemptive rights to all of our shareholders (including the depositary on behalf of the holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, we may not be able to offer shares to United States holders of ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of common shares unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such rights and common shares, or an exemption from the registration requirements of the Securities Act is available.

Our existing shareholders who do not participate in any future preemptive rights offering will suffer an immediate dilution of their percentage equity participation in us. In addition, investors who purchase ADSs or common shares may be subject to dilution of their equity participation in us upon the completion of any future preemptive rights offering. Investors will not know the extent to which they will be diluted until the expiration of any future preemptive rights offering in Chile. For more information, see “Item 10. Additional Information. Preemptive Rights and Increases of Share Capital.”

You may have fewer and less well defined shareholders’ rights than with shares of a company organized in the United States.

Our corporate affairs are governed by our Estatutos Sociales, or By-laws, and the laws of Chile. Under such laws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a company organized in a U.S. jurisdiction. For example, under legislation applicable to Chilean banks, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.

Under Chilean law, a shareholder is required to be registered in our shareholders’ registry at least five business days before a shareholders’ meeting in order to vote at such meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to vote at shareholders’ meetings, because the shares underlying the ADSs will be registered in the name of the depositary. While a holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by such holder’s ADSs in accordance with the procedures provided for in the deposit agreement, a holder of ADSs will not be able to vote its ADSs or underlying shares directly at a shareholders’ meeting or to appoint a proxy to do so. In certain instances, a discretionary proxy may vote our shares underlying the ADSs if a holder of ADSs does not instruct the depositary with respect to voting. In addition, the vote of a holder of ADSs may not be necessary to approve certain matters since, under Chilean law, substantially all of the forms of corporate action can be approved with the votes of our controlling shareholder, Itaú Unibanco Holding, in a duly summoned shareholders’ meeting, except for certain matters requiring supermajority approval according to Chilean law.

U.S. holders of our ADSs or common shares could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If you are a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) and we are a passive foreign investment company, or “PFIC”, for any taxable year during which you own our ADSs or common shares, you could be subject to adverse U.S. tax consequences. As of the date of this Annual Report, we do not expect to be classified as a PFIC for U.S. federal income tax purposes for our current taxable year or for any taxable year in the foreseeable future. However, the determination of whether we are a PFIC is made on an annual basis and will depend on the composition and nature of our income and the composition, nature and value of our assets from time to time, and therefore no assurance can be provided regarding our PFIC status. You should consult your tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of the ADSs or common shares in your particular circumstances. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations” for additional information related to the PFIC rules and their application to the Bank.

Holders of the ADSs or our common shares could be subject to a 30% U.S. withholding tax.

Pursuant to Sections 1,471 through 1,474 of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury Regulations promulgated thereunder, a 30% withholding tax may, in the future, be imposed on all or some of the payments on the ADSs or our common shares to holders and non-U.S. financial institutions receiving payments on behalf of holders that, in each case, fail to comply with information reporting, certification and related requirements. This withholding tax, if it applies, could apply to any payment made with respect to the ADSs or our common shares, and ADSs or shares of our common shares held through a non-compliant institution may be subject to withholding even if the holder otherwise would not be subject to withholding. U.S. holders are urged to consult their tax advisors regarding the application of these rules to their ownership of the ADSs or our common shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations” for additional information related to these rules and their application to holders of ADSs or our common shares.

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

We cannot assure you that additional Chilean restrictions applicable to the holders of ADSs, the disposition of the shares underlying the ADSs or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise as to the duration or impact of such restrictions, if imposed. If for any reason, including changes in the Foreign Investment Agreement or Chilean law or regulations, the depositary is not able to convert Chilean pesos to U.S. dollars, investors may receive dividends or other distributions, if any, in Chilean pesos.

Risks Related to the Proposed Tender Offer

If the proposed tender offer is consummated, our controlling shareholder may take or cause certain actions to be taken, including delisting our ADSs from the NYSE, which could limit liquidity of the ADSs and adversely affect our business and access to future capital.

On March 2, 2023, our controlling shareholder Itaú Unibanco Holding announced its intention to make a voluntary tender offer for all of the outstanding shares of Itaú Chile not held by Itaú Unibanco Holding or its affiliates. The proposed tender offer has not yet commenced and is expected to be conducted in the first half of 2023. The proposed tender offer is subject to, among other conditions, regulatory approvals from the Central Bank of Brazil and CMF.

Although it has not announced its intention to do so, our controlling shareholder may, upon consummation of the proposed tender offer, take or cause Itaú Chile to take certain actions to delist the ADSs and suspend the public reporting obligations of Itaú Chile in the United States, including, but not limited to, delisting the ADSs from the NYSE, terminating of our SEC registration and our reporting requirements under the United States Exchange Act of 1934, as amended (the “Exchange Act”), and terminating the Deposit Agreement governing our ADSs.

Upon a consummation of the proposed tender offer, the number of our ADSs that are publicly held may be so small that the liquidity of our ADSs may be significantly reduced, there may no longer be an active trading market for our ADSs and the market value of our ADSs may be significantly reduced. The extent of the public market for our ADSs and the availability of price quotations would depend upon factors such as, among others:

●	the number of holders of ADSs and the number of ADSs in public ownership;
●	the aggregate market value of our shares, including shares represented by ADSs in public ownership;
●	the trading volume of the remaining ADSs on NYSE;
●	whether securities firms remain interested in maintaining a market in ADSs or providing research on Itaú Chile;

●	the possible termination of the Deposit Agreement governing our ADSs;
●	the possible de-listing of our ADSs from NYSE following completion of the proposed tender offer; and
●	the possible termination of our SEC registration.

If the proposed tender offer is consummated, our controlling shareholder may cause the delisting of our ADSs from the NYSE and, in any event, we may no longer be eligible to maintain a listing with the NYSE. According to NYSE’s guidelines, our ADSs would not meet the criteria for continued listing on the NYSE if, among other things, the total number of our shareholders is not at least 400.

In addition, a delisting from the NYSE could have an adverse effect on our business, including our ability to access future capital, including making it more difficult for us to issue additional securities or secure additional financing, particularly in the United States.

In the event our controlling shareholder consummates the proposed tender offer and you remain a shareholder of Itaú Chile, you may have limited rights to information and we may no longer be required to follow certain United States disclosure and corporate governance standards.

In the event our controlling shareholder consummates the proposed tender offer and you do not tender your ADSs or underlying shares and remain a shareholder after expiration of the proposed tender offer, you may have limited rights to information and we may not be required to maintain certain currently applicable corporate governance standards. For example, a termination of our SEC registration would substantially reduce the information required to be furnished by us to such remaining holders and to the SEC, and would make certain provisions of the Exchange Act no longer applicable to us, such as the requirements of filing annual reports on Form 20-F and other reports on Form 6-K with the SEC. In addition, following a possible delisting from the NYSE, we would no longer be required to follow mandatory corporate governance standards in the United States, including those promulgated by the listing rules of the NYSE.

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

We are a publicly traded company (sociedad anónima) organized under the laws of Chile and licensed by the CMF to operate as a commercial bank. Our legal name is Banco Itaú Chile, and our marketing names are Banco Itaú, Itaú Chile and/or Itaú. Our principal executive offices are located at Presidente Riesco 5537, Las Condes, Santiago, Chile. Our telephone number is +(562) 2660 8000 and our main websites are www.itau.cl and ir.itau.cl. Our agent in the United States is Itaú Chile New York Branch, Attention: Joaquín Rojas Walbaum, located at 885 Third Avenue, 33rd Floor, New York, NY 10022. Information set forth on our websites does not constitute a part of this Annual Report. Itaú Chile is organized under the laws of Chile and its subsidiaries are organized under the laws of Chile and Colombia.

History

Itaú Chile is the resulting entity from the merger of two leading banks in Chile: Corpbanca and Itaú Chile. Corpbanca, the oldest private bank in Chile and the legal surviving entity, and Itaú Chile, a wholly-owned subsidiary of Itaú Unibanco, the largest private bank in Latin America and a wholly-owned subsidiary of Itaú Unibanco Holding that, since the Merger on April 1, 2016, has been the sole controlling shareholder of Itaú Chile.

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

In 1971, Banco de Concepción was transferred to a government agency, Corporación de Fomento de la Producción (the Chilean Corporation for the Development of Production, or “CORFO”). Also in 1971, Banco de Concepción acquired

Banco Francés e Italiano in Chile, which provided for the expansion of Banco de Concepción into Santiago. In 1972 and 1975, the Bank acquired Banco de Chillán and Banco de Valdivia, respectively. In November 1975, CORFO sold its shares of the Bank to private business persons, who took control of the Bank in 1976. In 1980, the name of the Bank was changed to Banco Concepción. In 1983, control of Banco Concepción was assumed by the CMF. The bank remained under the control of the CMF through 1986, when it was acquired by Sociedad Nacional de Minería (the Chilean National Mining Society, or “SONAMI”). Under SONAMI’s control, Banco Concepción focused on providing financing to small- and medium-sized mining interests, increased its capital and sold a portion of its high-risk portfolio to the Central Bank of Chile.

Investors led by Mr. Alvaro Saieh Bendeck purchased a majority interest of Banco Concepción from SONAMI in 1996. Following the acquisition by Mr. Alvaro Saieh Bendeck in 1996, the brand name changed to Corpbanca, a management team with substantial experience in the Chilean financial services industry was hired and the Bank commenced a period of significant growth fueled by organic expansion and acquisitions. Our first significant transactions were the acquisition of the assets of the consumer loan division of Corfinsa and the finance company Financiera Condell S.A. in 1998. Both combined created the Bank’s Consumer Division, Banco Condell, focused on the middle-low income segment of the population in Chile.

With a view to its internationalization in November 2004, the Bank completed the listing process that enabled it to trade its ADSs on the NYSE. Five years later, the New York Branch was opened as a support for clients who can see their possibilities of financing in the United States expanded.

Itaú financial group expanded into Chile in September 2006 after the acquisition of BankBoston (Chile). In February 2007, BankBoston (Chile) was named “Banco Itaú Chile,” after the former Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or “SBIF”) approved the acquisition.

In June 2012, former Corpbanca finalized the acquisition of Banco Santander Colombia S.A. (now, Itaú Colombia). With this acquisition, we became the first Chilean bank to have a banking subsidiary outside the country. In 2013, we acquired Helm Bank S.A., and the following year, merged it with and into Itaú Colombia, maintaining the networks of branches separately: Itaú Colombia and Helm.

With a view of becoming a larger bank with a regional presence, our former controlling shareholder entered, in early 2014, into a merger agreement (the “Transaction Agreement”) with Itaú Unibanco Holding and “Banco Itaú Chile.” On January 29, 2014, Corpbanca and Itaú Chile agreed to merge. In June 2015, the Extraordinary Shareholders Meetings of Corpbanca and Itaú Chile agreed to the Merger, which was approved by the SBIF in September of the same year. On April 1, 2016, the Merger was consummated and Itaú Chile was merged with and into Corpbanca, and the Bank was renamed “Itaú Corpbanca”.

Immediately following the Merger, the corresponding subsidiaries of Itaú Chile and Corpbanca continued to operate independently, and their respective clients were served by their current executives. In January 2017, December 2017, and April 2018, respectively, our securities brokerages’ (Corredoras de Bolsa) subsidiaries, our asset managers’ (Administradoras Generales de Fondos) subsidiaries, and our insurance broker’s subsidiaries, were each consolidated into one single company for each line of business.

In this way, the stories of Itaú Chile and Corpbanca were merged into a single one, with Corpbanca contributing a long and successful business trajectory with a clear goal: offering clients a service of excellence, being faithful to what inspired its founders. On the other hand, Itaú Unibanco, with more than 90 years of history in Brazil, contributed all its experience as the largest private bank in Latin America and one of the largest banks in the world, measured by market capitalization with a leading presence in the Brazilian market.

Our business model is the result of the combination of the local banks’ strengths and local knowledge, which will allow us to reach more clients, with an extended range of products and financial solutions.

By consolidating operations in Chile and Colombia, the new bank became one of Chile’s largest private financial institutions, ranking fifth largest financial institution among private Chilean banks, as measured by loans, with a market share by loans of 10.1% in Chile as of December 31, 2022. The Merger and combination of the strengths of both banks have translated into an expansion in the offer of products and services for our clients, with a large branch platform in Chile. Indeed, as of December 31, 2022, we operated 179 branch offices in Chile, one branch in New York, 74 branches in Colombia, and representative offices in Panama and Peru.

After the Merger, Itaú Unibanco Holding indirectly acquired an additional 2.13%, 0.35%, 2.08% and 1.08% share capital of Itaú Chile from the Saieh Family, on October 26, 2016, on September 15, 2017, on October 12, 2018, and September 10, 2020, respectively.

In October and November of 2021, we conducted three rights offerings as a result of which a total of 455,243,347,249 common shares (including 517,837,500 common shares representing ADSs) were subscribed and paid, in the Chilean and international markets, representing 98.73% of the total new common shares issued in the aforementioned rights offerings, with a total of 5,867,763,862 new common shares remaining unsubscribed and unpaid. In November 2021, through an auction in the Santiago Stock Exchange in Chile, the Bank placed in full the 5,867,763,862 remaining shares unsubscribed and unpaid after the end of the aforementioned rights offerings. Itaú Unibanco Holding, the Bank’s controlling shareholder, and its affiliates subscribed and paid for a total of 350,048,242,004 new common shares, representing 76.89% of the total new common shares subscribed in the aforementioned rights offerings. After the placement in full of the new common shares issued in the aforementioned rights offerings, Itaú Unibanco Holding and its affiliates held 551,015,065,630 common shares of the Bank, representing 56.60% of the Bank’s common shares as of November 30, 2021. See “Item 4. Information on the Company-B. Business Overview—Ownership Structure”.

On March 22, 2022, Itaú Unibanco Holding indirectly sold 0.64% share capital of Itaú Chile, decreasing its percentage of ownership in the Bank’s common shares to 55.96%.

Further, in the context of the bankruptcy proceeding under Chapter 11 of Title 11 of the United States Code filed by Corp Group Banking S.A., Compañía Inmobiliaria y de Inversiones SAGA SpA and certain affiliates of Corp Group Banking S.A. as debtors before the United States Bankruptcy Court for the District of Delaware and the implementation of the Seventh Amended Joint Plan of Liquidation of Corp Group Banking S.A. and its Debtor Affiliates Docket No. 815 (the “Plan”), which was confirmed by the Bankruptcy Court on June 16, 2022, and which Plan became effective on July 14, 2022, (i) on June 3, 2022, Itaú Chile, Itaú Unibanco Holding, CorpGroup Interhold SpA, Inversiones GASA Limitada and other related companies of Corp Group Banking S.A., executed a Mutual Termination Letter, to terminate, among other agreements, the Transaction Agreement, effective as of July 14, 2022, and (ii) CorpGroup Interhold SpA, Inversiones Gasa Limitada, Corp Group Banking S.A., CorpGroup Holding Inversiones Limitada, SAGA, ITB Holding Brasil Participações Ltda and Itaú Unibanco Holding, executed a Financial Colombia S.A.S. in Itaú Corpbanca Colombia Mutual Termination Letter on July 14, 2022, to terminate the Itaú CorpGroup Shareholders Agreement originally dated as of April 1, 2016, as well as certain share purchase agreements, in each case effective as of July 14, 2022, under which a subsidiary of Itaú Unibanco Holding – ITB Holding Brasil Participações Ltda.—acquired a total of 94,077,808,763 shares of Itaú Chile from Corp Group Banking S.A..

On March 28, 2023, the CMF approved the by-laws amendment resolved at our extraordinary shareholders meeting held on January 19, 2023, including among other things the change of our legal name from Itaú Corpbanca to “Banco Itaú Chile.” This name change became effective retroactively as of March 28, 2023, following the completion of the required registration and publication on April 3 and 6, 2023, respectively. In connection with this change, the ticker symbol for American Depositary Shares of Banco Itaú Chile traded on the New York Stock Exchange will change from “ITCB” to “ITCL,” effective from May 1, 2023.

As of the date of this report, Itaú Unibanco Holding and its affiliates beneficially owned 65.62% of our outstanding common shares.

A summary of the main milestones in the history of the Bank is set forth in the following chart:

The Itaú Colombia Acquisition

On February 22, 2022, following receipt of regulatory approvals from the banking regulators in Chile, Colombia and Brazil, and in compliance with the Transaction Agreement (at that time, still in force), the Bank completed the acquisition—directly and indirectly—of all the shares of Itaú Colombia owned by CorpGroup Interhold S.p.A., CorpGroup Banking S.A. and CG Financial Colombia S.A.S. in Itaú Colombia, representing approximately 12.36% of the then subscribed and paid capital of Itaú Colombia for a total consideration of US$414,142,063.6. As a result of these transactions, Itaú Chile owns, directly and indirectly, approximately 99.4617% of the subscribed and paid capital of Itaú Colombia (out of which approximately 94.99% is directly owned by Itaú Chile). Itaú Chile directly acquired approximately 7.89% of Itaú Colombia’s subscribed and paid capital, and its new subsidiary in Colombia, Itaú Holding Colombia S.A.S., acquired the remaining approximately 4.47%. The formation by Itaú Chile in Colombia of its subsidiary Itaú Holding Colombia S.A.S., whose subscribed and paid capital is wholly-owned by Itaú Chile, was duly authorized by the CMF and by the Central Bank of Chile for this purpose. The total price of US$414,142,063.6 resulted in a negative impact of 1.42% on Itaú Chile’s Common Equity Tier 1 (CET1) capital, on a fully loaded basis, under the Basel III standards.

Capital Expenditures

The following table reflects our capital expenditures in the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022

	(in millions of Ch$)
Land and buildings	159	24	143
Computer systems and equipment	65,713	43,511	54,507
Furniture and fixtures	—	—	—
Vehicle	—	—	—
Other	1,803	2,635	3,162
Total	67,675	46,170	57,812

Total capital expenditures in 2022 of Ch$ 57,812 million consisted mainly of Ch$54,507 million in computer software, IT projects and equipment. For further details relating to these results and related divestitures, see Notes 13 and 14 of our consolidated financial statements included herein.

B. BUSINESS OVERVIEW

COMPETITIVE STRENGTHS

Our business model is based on the combination of local bank strengths and local knowledge and benefits from Itaú Unibanco’s experience and global platform. In the seven years since the Merger, we believe we have emerged as a leading banking platform and deepened our expansion in the Andean Region as a result of the following strengths:

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

2.

Attractive portfolio in Chile with a strong wholesale segment and increasing retail share. We have the scale and resources to grow and compete effectively, particularly in Chile where we were the fifth largest financial institution among private Chilean banks, as measured by loans, with a 10.1% market share as of December 31,

2022. We have an attractive credit portfolio in Chile, which is currently focused on the wholesale segment but has opportunities to grow in the retail segment as well. The wholesale segment accounted for 61.9%, or Ch$16,457,021 million of our consolidated gross loans, as of December 31, 2022, while our mortgage portfolio and consumer loans accounted for 26.4%, or Ch$7,030,610 million, and 11.7%, or Ch$3,120,154 million, respectively, of our consolidated gross loans as of December 31, 2022. Our retail share in gross loans increased 149 basis points, from 36.7% as of December 31, 2021, to 38.1% as of December 31, 2022.

Our strategy to become the fastest growing bank in Chile compared to the peer groups (Scotiabank, BCI, Santander and Banco de Chile) is already delivering results according to CMF data: (i) we ranked as the second bank in Chile in terms of the growth of our gross loan portfolio (12.9%) in the 12-month period ended December 31, 2022; (ii) we ranked as the second bank in Chile in terms of the growth of both our mortgage (16.0%) and commercial loans (9.5%) in the 12-month period ended December 31, 2022; (iii) we ranked as the first bank in Chile in terms of growth of our consumer loans (26.1%) in the 12-month period ended December 31, 2022; (iv) we ranked as the first bank in Chile in terms of consumer installment loans (21.9%), factoring (44.4%) and leasing loans (13.9%) growth in the 12-month period ended December 31, 2022 and (v) we ranked as the first bank in Chile in terms of the total trade finance loan with 17.7% of the market share.17

3.

Customer-centric business model. We have a strategic customer-centric business model with strong focus on digital transformation, including a program that aims to transform us into a customer-centric organization, that is agile, digital and simple, data-driven, and that takes risks and experiments.

4.

Successful turnaround process in Chile and clear plan in Colombia. We are one of the fastest growing banks in Chile, which has been fueled by the digital transformation described above. As of December 31, 2022, we have had eight consecutive quarters with positive results, and maintained a consistent improvement in returns on tangible assets. In Colombia, we have defined a clear action plan, which focuses on our commercial strategy, enhancements in digital products and key structural changes, such as adjustments to our back office and improved integration with our Chilean operations.

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

6.

Experienced management team. We have an experienced management team, and strive to ensure that we have the right structure and the right talent with the necessary skillset to lead our transformation. As part of these efforts, we have (i) created the Digital Business Development Management Division, which is in charge of our digital transformation overall and takes the lead in innovation; (ii) decentralized back-office operations, which is key to reinforce customer centricity and agility; and (iii) we have strengthened our leadership team in Colombia.

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

The development of our strategy is based on five pillars, which aim is to transform us into a simple, agile, efficient and disruptive bank, creating the path today, for the bank of the future. Our five key pillars are disruption, customer-centricity, simplicity and digitization, agile working model and disciplined approach to achieve sustainable results.

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

Within this plan, we are giving priority to the most disruptive initiatives, including, among others: (i) our alliance with Rappi; (ii) our investment business growth ambition; and (iii) our mortgage alliance with Toc Toc, each as further described below.

Since March 2021, we have a strategic alliance with Rappi, a leading digital player in South America, through which we seek to bring innovative and disruptive ways of providing financial services to both individuals and companies in Chile. Through this partnership, we are integrating financial services into a large ecosystem, which enables us to access a greater customer base pursuant to which we expect to boost our growth while adding value to the ecosystem.

As a strengthening step to support our growth ambitions in the investment business and complementing our last year’s Independent Financial Advisor Program (“IFA Program”), we launched a new financial advisory model for clients, called “Itaú Advisors”, aimed mainly at high-net-worth individuals. The first office is in the heart of Santiago’s financial district, where we will be able to work with our clients to understand their profile, including providing customized financial plans to help them achieve their goals with appropriate risk levels.

As part of our efforts to increase our participation in retail segments, we launched in 2022 an alliance with local real estate browsing website Toc Toc. This website lists and provides a variety of tools for buyers, sellers, lessees and landlords to buy, sell and rent real estate, including houses, apartments, offices, lands and warehouses. This alliance seeks to provide buyers the best experience in the mortgage process, providing online mortgage pre-approval, support from specialized mortgage executives and priority during the loan process.

2.

Customer centricity: the second pillar is about putting our clients at the center of everything we do with easy-to-use products and driven by our deep understanding of our customers’ needs, obtained through analytics. Examples of how we plan on executing this strategy include the following:

●

As part of our strategy for the wealth management business, we have acquired MCC, a financial boutique with more than 40 years of experience, enhancing our capabilities as well as our scale by effectively tripling our assets on the management for private banking clients. Along with the integration of MCC, we have launched Itaú Private Bank backed by the largest private bank in Latin America. Through our private banking platform, our customers will have access to a broad range of investment services locally and internationally, including the possibility of opening accounts and invest in our banks in Miami and also in Switzerland. The value proposition for our clients is to offer a comprehensive advisory service through a multidisciplinary team of bankers and investment specialists supported by the Itau international network to deliver the best investment alternatives, advice, and also our experience.

•

We ranked number one in customer recommendations in the latest ServiTest Personas 2022 independent measurement for individuals, issued by Ipsos. This was one of our key objectives for the year 2022. While we are proud of our achievement, our ambition is much bigger. There are still enormous business opportunities to be captured by providing the best customer experience.

●

We have strengthened our leadership position in customer satisfaction for SMEs by improving our net promoter score, or “NPS,” by 12 percentage points and increasing the business to our competitors according to the most recent Servitest. Our NPS for SMEs is now 20 percentage points better than the industry average.

●

We were considered by SMEs as the best bank in all dimensions of the Servitest poll. This clearly demonstrates that we have a competitive advantage in terms of customer experience in this segment and our SME business is thriving as a result. We will continue moving forward with this same guiding philosophy because client orientation has been engrained in our culture as seen by the strong positive progression in all areas.

●

We have become the biggest player in foreign exchange loans in Chile. One key element of our trade finance value proposition is our trade finance portal, which has been chosen by Global Finance Magazine as the best trade finance solution for the third consecutive year. The fact that we were also selected by the best supply chain finance application for 2022 by the same publication confirms that we are on the right track when it comes to creating products and services that make life simpler for our clients.

●

In terms of investment banking, in 2022, we reached the second position in Latin America in Environmental, Social and Governance, or “ESG,” transactions and the third in liability management. We also reached fourth positions in local debt capital markets. Investment banking is a key area of focus for us as we continue to develop a regional franchise together with Itaú Unibanco, leveraging our combined presence in Latin America, which will enable us to continue rising on the lead tables.

●

We highlight our progress in cash management. Over the last 12 months, we have seen a growth of 20.2% in supplier payments, and 18.1% in transactional cash. That increase in transactions resulted from our efforts to digitize our value proposition, introduce transactional solutions and get a closer operational integration with key wholesale clients.

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

As a result, we have been able to reduce the number of duplicative systems and to develop more than 800 Application Programming Interfaces, or APIs.

As part of our simplification efforts, we have (i) increased monitoring of failed customer interactions and (ii) increased the usage of artificial intelligence programs for automating internal processes. We expect these efforts to provide efficiencies in the short to medium term.

4.

Agile working model: the fourth pillar is about building an innovative organization and culture that is fit for the direction and challenges ahead. We are moving away from a traditional hierarchical structure to a new and modern organization in which we expect to structure our teams in multidisciplinary working communities to generate a more agile and efficient working model. These communities are based on continuous interactions with our clients, in order to create an ongoing feedback process that leads to a better product offering, captures value in the short-term and allows us to adjust products and functionalities to meet the evolving needs of our customers. We started in March 2021 with the first three agile communities, and, by the end of 2021, we had 500 staff (internal and external) working in the agile model. As of December 31, 2022, we had over 650 staff (internal and external) in the agile working model distributed across an increasing number of communities covering all or our main products and service lines, completely transforming the way our teams work together, especially in our commercial, products and IT departments. The implementation of agile at scale has been very important in increasing the speed of product innovation and adaptation to customer preferences, which has been a key driver for improving our NPS.

On talent attraction, we have partnered with The Pontifical Catholic University of Chile (Pontificia Universidad Católica de Chile) to develop a finance laboratory as a magnet for students interested in finance. In addition, we have also launched the Itaú Tech Talent initiative, where we set out challenges to attract and select the best talent. We are also committed to promoting diversity and gender equality. We have taken concrete steps, such as making sure that at least one female candidate is considered for every manager level position, as well as ensuring that employees on maternity leave are paid full bonuses. Finally, we have launched our “Itaú is orange and also of all colors” campaign, which aims to promote LGBTIQ+ inclusion. The market recognizes us as one of the best companies to work, scoring 90 points in the 2022 Great Place to Work survey and reaching the first place in the banking sector in the Best Internship Experiences Ranking of Firstjob.

5.	Sustainable results: the fifth pillar is sustainability of our results. We embrace ESG criteria in our different operations and subsidiaries, seeking to mobilize capital in a sustainable way.

In line with our vision of “being the leading bank in sustainable performance and customer satisfaction”, we are convinced that maintaining a solid and ethical corporate governance, reducing our energy and water consumption, and providing more and better opportunities to our stakeholders, allow us to generate a positive impact on society, while providing a profitable performance to our investors.

To this end, in 2022, we promoted a renewed sustainability strategy through which we were able to place more than US$100 million in sustainable loans to wholesale banking clients.

In the social front, we continue to promote educational initiatives for kindergartens and schools in low-income communities. Additionally, we have communities of collaborators to make gender equality and LGBTIQ+ challenges visible through a renewed promotion of our values, among which are diversity and inclusion.

In 2022, we renewed our governance, creating a new Sustainability Management that consolidates Environmental, Social and Governance management to drive our sustainable initiatives.

We also have a Senior Sustainability and Diversity Commission—a supervisory C-level body that meets on a quarterly basis to discuss our sustainability management and different areas of the bank report on the progress on ESG matters.

As part of our commitment to the climate challenge, Itaú has been a signatory to the Task Force on Climate-related Financial Disclosure (TCFD) since July 2022, which will accelerate the identification, management and disclosure of financial risks related to climate change.

Considering the above, a cross-cutting diagnostic process was initiated in the bank to evaluate the integration of the TCFD recommendations and estimate the levels of effort required. In 2022 alone, approximately CLP$60 million were invested in evaluation and diagnostic consulting, which process was led by our Corporate Risk Management Division.

In addition, a series of internal training sessions were held to strengthen capacities for the identification, management and evaluation of climate scenarios and their relationship with the bank’s economic performance. The first TCFD report on financial risks related to climate change is expected to be published by 2025.

Our sustainable performance has allowed us to stand out internationally and during 2022 and our ESG efforts have been recognized and awarded. We scored 70 out of 100 on the latest S&P Global Corporate Sustainability Assessment questionnaire (CSA). The CSA serves as the basis for ESG Scores, which power the iconic Dow Jones Sustainability Indices (DJSI). For the fourth consecutive year, we qualified as a constituent of the two of the DJSI: i) the DJSI Pacific Alliance MILA, joining the world leaders in sustainability; and ii) we remained as a constituent of the DJSI Chile. Our CSA score allowed us to achieve percentile 82 among the 44 banks listed globally that are a part of one or more DJSI family and the percentile 94 among 755 banks that were assessed globally by S&P in the CSA. Also, our CSA score allowed us to be included as “Member” in the 2023 version of the S&P Sustainability Yearbook, being part of the 75 banks (listed or not listed) with the best scores worldwide. For the fifth time, our asset management subsidiary, (or the “IAM”) was chosen as the leader in sustainable investing in the 2022 edition of ALAS20 Awards. In addition, the IAM achieved the first place in responsible investing and sustainability research, as well as the second place in corporate governance investing. As asset managers and lenders, we understand we have a key role in promoting sustainable investing and we are committed to fulfilling that role as part of generating sustainable results. Therefore, the IAM is signatory to the Principles for Responsible Investment.

These are the pillars and steps towards achieving our strategy and bringing us to the forefront of banking in the region. We believe that the union of the initiatives described above will allow us to deliver sustainable and recurring results for our shareholders and investors, because as Our Way says: we act and think like owners.

OWNERSHIP STRUCTURE

As of the date of this report, Itaú Chile capital stock is composed of 973,517,871,202 common shares traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Shares are also traded as depositary receipts on the NYSE in the form of ADSs. At our Extraordinary Shareholders’ Meeting held on January 19, 2023, several amendments to our by-laws were approved; one of those amendments was the decrease of the number of shares into which the Bank’s equity capital is divided from 973,517,871,202 common shares to 216,347,305 common shares (i.e., in the proportion of 4,500 current shares for each new share) (the “Reverse Stock Split”). This by-laws amendment was approved by the CMF through Resolution 2,215, dated March 28, 2023. The effectiveness of the Reverse Stock Split is subject to certain conditions precedent, including registration and publication of the amended by-laws (which has already been completed), registration of the new common shares in the CMF securities registry (which request was filed on April 14, 2023), and notification to the Chilean stock exchanges. As anticipated in said Extraordinary Shareholder’s Meeting, we expect such conditions precedents to be completed in May 2023.

As of the date of this report, Itaú Unibanco Holding and its affiliates beneficially owned 65.62% of our outstanding common shares.

On March 2, 2023, Itaú Unibanco Holding announced its intention to make a voluntary tender offer for all of the outstanding shares of Itaú Chile not held by Itaú Unibanco Holding or its affiliates. The tender offer has not yet commenced and is expected to be conducted in the first half of 2023. The proposed tender offer is subject to, among other conditions, regulatory approvals from the Central Bank of Brazil and the CMF.

PRINCIPAL BUSINESS ACTIVITIES

We are a full-service commercial bank based in Chile that, in addition to our presence in every region in Chile, has operations in Colombia, a branch in New York and representative offices in Panama and Peru.

We provide a broad range of wholesale and retail banking services to our customers in Chile and Colombia. In addition, we provide financial advisory services, asset management, insurance brokerage and securities brokerage services through our subsidiaries, and banking services through our New York Branch.

We operate in two main geographic areas: Chile and Colombia. The Chilean business unit also includes operations carried out by the Itaú Chile New York Branch. The following table sets forth a breakdown of our revenue by geographic market for the years ended December 31, 2020, 2021 and 2022 in accordance with IFRS 9:

	Net Interest Income by Geographic Market
	2020			2021			2022
	Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total

	(in millions of Ch$)
Interest income	1,116,943	432,731	1,549,674	1,324,275	363,227	1,687,502	2,668,383	508,750	3,177,133
Interest expense	(490,729)	(192,508)	(683,237)	(580,997)	(130,198)	(711,195)	(1,726,924)	(279,742)	(2,006,666)
Net interest income	626,214	240,223	866,437	743,278	233,029	976,307	941,459	229,008	1,170,467

The following tables provide information on the composition of our loan portfolio at amortized cost net of allowances as of December 31, 2020 and 2021, and as of December 31, 2021 and 2022, respectively:

	As of December 31,
	2020	2021	Variation	Variation

	(in millions of Ch$)%
Commercial loans
Commercial loans	11,502,835	12,066,715	563,880	4.9%
Foreign trade loans	825,445	1,140,822	315,377	38.2%
Current account debtors	62,046	64,141	2,095	3.4%
Factoring operations	151,487	238,407	86,920	57.4%
Student loans	576,986	530,653	(46,333)	(8.0)%
Leasing transactions	916,587	929,990	13,403	1.5%
Other loans and receivables	25,796	20,913	(4,883)	(18.9)%
Subtotals	14,061,182	14,991,641	930,459	6.6%
Mortgage loans
Letters of credit loans	23,113	18,291	(4,822)	(20.9)%
Endorsable mutual mortgage loans	89,409	77,847	(11,562)	(12.9)%
Other mutual mortgage loans	4,761,064	5,713,703	952,639	20.0%
Leasing transactions	295,856	301,553	5,697	1.9%
Other loans and receivables	73,846	56,279	(17,567)	(23.8)%
Subtotal	5,243,288	6,167,673	924,385	17.6%
Consumer loans
Consumer loans	1,684,696	1,914,901	230,205	13.7%
Current account debtors	112,945	101,365	(11,580)	(10.3)%
Credit card debtors	442,854	584,714	141,860	32.0%
Consumer leasing transactions	1,285	738	(547)	(42.6)%
Other loans and receivables	29,858	34,516	4,658	15.6%
Subtotal	2,271,638	2,636,234	364,596	16.0%
Total	21,576,108	23,795,548	2,219,440	10.3%

	As of December 31,
	2021	2022	Variation	Variation

	(in millions of Ch$)			(%)
Commercial loans
Commercial loans	12,066,715	12,368,467	301,752	2.5%
Foreign trade loans	1,140,822	1,658,667	517,845	45.4%
Current account debtors	64,141	106,408	42,267	65.9%
Factoring operations	238,407	342,814	104,407	43.8%
Student loans	530,653	534,008	3,355	0.6%
Leasing transactions	929,990	925,458	(4,532)	(0.5)%
Other loans and receivables	20,913	—	(20,913)	(100.0)%
Subtotals	14,991,641	15,935,822	944,181	6.3%
Mortgage loans
Letters of credit loans	18,291	13,106	(5,185)	(28.3)%
Endorsable mutual mortgage loans	77,847	73,801	(4,046)	(5.2)%
Other mutual mortgage loans	5,713,703	6,531,814	818,111	14.3%
Leasing transactions	301,553	265,177	(36,376)	(12.1)%
Other loans and receivables	56,279	45,868	(10,411)	(18.5)%
Subtotal	6,167,673	6,929,766	762,093	12.4%
Consumer loans
Consumer loans	1,914,901	1,961,911	47,010	2.5%
Current account debtors	101,365	130,259	28,894	28.5%
Credit card debtors	584,714	720,660	135,946	23.2%
Consumer leasing transactions	738	625	(113)	(15.3)%
Other loans and receivables	34,516	32,768	(1,748)	(5.1)%
Subtotal	2,636,234	2,846,223	209,989	8.0%
Total	23,795,548	25,711,811	1,916,263	8.1%

Business segments in Chile have been strategically aligned onto three areas directly related not only to our medium-term strategy but to our customers’ needs: 1) Wholesale Banking (a. Corporate, b. Large Companies and c. Real Estate and Construction); 2) Retail Banking (a. Itaú Personal Bank, b. Itaú Branches, c. Itaú Private Bank, d. Midsize Companies, e. SMEs and f. Banco Condell, our Consumer Finance Division); and 3) Treasury.

A description of each of the segments in Chile, along with our Colombian banking subsidiary as well as of our New York Branch, is presented below.

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

Retail Banking

Retail Banking serves retail individuals customers across all income levels, from low-income to high-income individuals, and also targets midsize companies and SMEs, the latter two grouped under “Itaú Companies.” Retail Banking is organized into the main following four areas:

Itaú Personal Bank. This area specializes in high-income individuals, with a monthly income between Ch$2.5 million and Ch$8.0 million. This is the first high-income individuals’ segment in Chile with differentiated branches, mobile and web channels. The service model is based on relationships and constant advising on financial products, investment and/or protection. Itaú Personal Bank offers a specialized, differentiated value proposition based on customer relationships. Its three pillars are highly qualified executives, with a systematic work standard; smaller portfolios per executive in relation to the traditional model, in order to facilitate management; and certified investment consultants who specialize in providing exclusive, timely advising. The network in Chile included 21 premium branches and 5 digital branches for this segment as of December 31, 2022.

Itaú Branches. Our Traditional Banking Division is mainly oriented toward individuals with medium-high income levels (focused on clients between Ch$600,000 and Ch$2.5 million monthly income). We offer our traditional and private banking clients products such as checking accounts, credit lines, credit and debit cards, personal installment loans, mortgage loans, insurance banking, time deposits and savings accounts in Chilean pesos, Euros, UF and U.S. dollars, among others. In addition, we provide mutual fund and securities brokerage services. This mass-market model is focused on customer self-service through various channels: face-to-face at our branches, digitally through the website and App, and through direct e-mail contact with account executives and through calls to the Contact Center. Our goal is to face our customers’ changes and needs with them, offering agile, simple options that enable them interface with the Bank autonomously. This segment was served by 95 physical branches and 7 digital branches as of December 31, 2022.

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

Banco Condell (Consumer Finance). Our Consumer Finance Division operates under the trade name Banco Condell and specializes in financing for middle and low-income segments who have low banking access and monthly income between Ch$200,000 and Ch$600,000. A financial inclusiveness mechanism, Banco Condell’s business model enables it to provide services to people with informal, non-accreditable income. Through Banco Condell we offer our customers insurance policies, certificates of deposit and consumer loans, products that represent the essence of our business. In an effort to drive down costs without compromising excellent customer service, in 2018 we started integrating Banco Condell offices with Itaú branches, maintaining an experience of closeness and trust with this segment in an effort to provide agile financing solutions. The plan is to follow along these lines to bring our different segments to more places while maintaining our customers’ satisfaction. Also, we are aiming to make Banco Condell a point of access for future Itaú customers who demonstrate good credit and meet the requirements for a business area upgrade. As of December 2022, Banco Condell had 50 branches and its own brand identity.

Treasury

Our Treasury manages the Bank’s liquidity and market risks (including interest rate, currency and inflation risk) acting in accordance with internal policies as well as regulatory and corporate limits. Also, it is responsible for optimizing the funding structure and providing transfer prices to the Bank’s various products and business units. Through its International Financial Institutions department, the Treasury establishes and maintains relationships with foreign banks and other financial institutions. Finally, this area offers financial products to the Bank’s clients such as currency, derivative and money market transactions.

As of December 31, 2022, the outstanding loans from foreign banks to Itaú Chile (considering interbank loans) were US$1,246 million with approximately 14 financial institutions from the U.S., England, Canada, Germany, France, Japan, China and Spain. The international global risk assets outstanding as of December 31, 2022, were US$4,218 million.

Itaú Colombia

Itaú Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla. As of December 2022, according to the Colombian Financial Superintendency, Itaú Colombia was the tenth largest bank in Colombia in terms of total assets, the eight largest bank in Colombia in terms of total loans and the tenth largest bank in Colombia, in terms of total deposits as reported under local regulatory and accounting principles. According to Circular 075 of 2022, Itaú Colombia is the 12th largest bank in Colombia within the classification of systemically important entities.

As of December 31, 2022, Itaú Colombia had total assets of Ch$5,447,328 million (US$6,376.29 million), including total loans of Ch$4,073,644 million (US$4,768.34 million), and total equity of Ch$467,026 million (US$546.67 million). In comparative terms, Itaú Colombia had, as of December 31, 2022, a market share of 3.1% of the total assets in the Colombian Banking Industry, and as of the same date its total assets represented 13.5% of Itaú Chile’s total assets.

For the year ended December 31, 2022, Itaú Colombia had total net interest income of Ch$229,008 million (US$268.06 million) and a net income of Ch$13,373 million (US$15.65 million). As of December 31, 2022, Itaú Colombia had 74 branches and 103 ATMs in Colombia, and 2,395 employees in Colombia and Panama.

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

Our New York Branch has a Yankee Certificate of Deposits program that is placed directly to clients or through U.S. dealers. Also, the Branch funds its operation through interbank and financial institution deposits with a broad variety of customers. The New York Branch participates in bilateral and syndicated loans, together with other international institutions, to finance a variety of investment projects. As of December 31, 2022, the branch had US$2,849 million in assets and had a net income of US$17 million for the year ended December 31, 2022.

Financial Services Offered Through Subsidiaries

We have several strategic long-term investments in financial services companies in Chile (each of which are regulated and supervised by the CMF), which are engaged in activities complementary to our core banking activities. Through wholly-owned subsidiaries, we intend to continue to develop a comprehensive financial services group able to meet the diverse financial needs of our current and potential clients. As of December 31, 2022, assets of our subsidiaries represented 1% of our total consolidated asset. For the year ended December 31, 2022, the net income of our subsidiaries totaled Ch$44,506 million (US$52.1 million).

The following table sets forth certain financial information with respect to our financial services subsidiaries as of December 31, 2020, 2021 and 2022, in millions of Chilean pesos. Amounts relating to inter-company transactions have not been removed for purposes of this table:

	As of and for the Year Ended December 31,
	2020			2021			2022
			Net			Net			Net
	Assets	Equity	Income	Assets	Equity	Income	Assets	Equity	Income

	(in millions of Ch$)
Itaú Corredores de Bolsa Ltda.(1)	196,374	43,414	1,927	131,588	35,711	(7,037)	254,760	40,349	2,647
Itaú Adm. General de Fondos S.A.(2)	12,540	11,528	5,395	13,642	12,051	5,919	14,221	12,284	6,152
Itaú Asesorías Financieras Ltda.(3)	10,530	9,298	805	13,867	12,217	2,919	6,538	4,390	1,288
Itaú Corredores de Seguros S.A.	32,984	25,895	17,058	39,339	30,717	21,880	50,023	38,946	30,108
Recaudaciones y Cobranzas Ltda.(4)	4,384	1,984	1,199	4,459	3,140	1,156	2,971	2,226	1,440
Itaú Corredor de Seguros Colombia S.A.	3,650	2,017	(166)	3,959	2,429	366	3,630	2,214	205
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria	14,198	13,694	506	12,862	12,480	(1,403)	10,778	10,472	21
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	24,410	21,810	2,755	15,517	13,573	1,723	13,168	10,976	1,071
Itaú Comisionista de Bolsa S.A.	15,112	12,736	2,679	15,156	13,062	3,421	9,238	8,213	1,513
Itaú Bank (Panamá) S.A.	393,558	91,108	6,015	513,408	112,123	5,725	485,050	72,511	11,778
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

For the years ended December 31, 2020, 2021 and 2022, ICB had net income of Ch$1,927 million, a net loss of Ch$7,037 million and net income of Ch$2,647, respectively, and it had assets of Ch$196,374 million, Ch$131,588 billion and Ch$254,760 billion as of December 31, 2020, 2021 and 2022, respectively. ICB had assets under custody of Ch$454 billion, Ch$551 billion and Ch$579 billion as of December 31, 2020, 2021 and 2022, respectively. For the year ended December 31, 2022, ICB’s net income increase was driven by higher gains from UF readjustments generated from higher inflation and an increase in fixed income instrument results, positively impacted by a higher interest rate environment.

In June 2021, Itaú Chile, BICSA Holdings Ltd. and Itaú Consultoria de Valores Mobiliários e Participações S.A. entered into a stock purchase agreement (the “MCC SPA”) related to the acquisition of MCC Corredores and MCC Asesorías. This acquisition was completed on June 1, 2022, following regulatory approval from the CMF and the BACEN. As a result of the acquisition, MCC Asesorías was dissolved following its merger into Itaú Chile. Additionally, on the same date, an extraordinary shareholders’ meeting of MCC Corredores was held approving its merger into Itaú Corredores de Bolsa Limitada.

Itaú Administradora General de Fondos S.A.

Itaú Administradora General de Fondos S.A., or IAGF, whose commercial name is “Itaú Asset Management”, complements our banking services offered to our individual and corporate clients. IAGF’s currently provides asset management services to individual, corporate and institutional clients.

Itaú Asset Management believes that its role in the management of third-party resources is not limited only to management, but also to deliver investment tools that adjust to the needs and investor profile of each client, and offer a variety of products. For this reason, our objectives are focused on improving processes, products, and digital solutions for our clients, in a changing and dynamic market scenario.

During 2022, inflation was one of our main concerns, therefore we continued developing simple, digital and performance-focused investment alternatives. As part of this development, we offered a new product to all our clients called “Fondo Mutuo Ahorro UF”, which allows them to maintain the real value of their investments (protects against inflation), without minimum investment amount or investment term requirements.

We also continued to strengthen our “Open Investment Platform” (developed in 2021), by making an alliance with Principal Asset Management and offering clients the possibility to increase their voluntarily pension savings through four mutual funds named “Itaú Principal Lifetime”, which are specially designed to change their investment allocations based on retirement ages.

In addition to expanding the options for our clients in 2022, we also focused on improving their experience by making the investment process easier, more agile, more transparent and with greater liquidity. We reduced the amount of share classes offered and lowered the redemption settlement period in some of our funds to one day. Additionally, we strengthened our communication tools (Youtube lives, Instagram feeds, LinkedIn, and direct reports to clients).

Regarding our sustainability agenda, we are very committed with the Principles for Responsible Investment (PRI) and promoting ESG best practices within our investment processes. We are also very proud of being recognized in 2022 as “Institución ALAS20 en Chile por la Agenda Líderes Sustentables 2020 (ALAS20)” for the fifth time, acknowledging our leadership, consistency, and excellence regarding our responsible investment practices.

For the years ended December 31, 2020, 2021 and 2022, IAGF had net income of Ch$5,395 million, Ch$5,919 million and Ch$6,152 million, respectively. IAGF had total assets of Ch$12,540 million, Ch$13,642 million and Ch$14,221 million as of December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, IAGF managed 49 funds, including equity funds, fixed income funds, investment funds and ETFs and had total assets under management amounting to Ch$1,987 billion, a decrease of Ch$573 billion as compared to December 31, 2021.

During 2022, IAGF experienced an increase of 3.9% in net income, primarily driven by positive impacts from the normalization on money market funds fees due to higher interest rates, reallocation of assets under management towards funds with higher income, as well as changes in income tax.

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

For the years ended December 31, 2020, 2021 and 2022, IAF had net income of Ch$805 million, Ch$2,919 million and Ch$1,288 million, respectively. IAF had total assets of Ch$10,530 million, Ch$13,867 million and Ch$6,538 million as of December 31, 2020, 2021 and 2022, respectively.

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

For the years ended December 31, 2020, 2021 and 2022, ICS had net income of Ch$17,058 million, Ch$21,880 million and Ch$30,108 million, respectively. ICS had total assets of Ch$32,984 million, Ch$39,339 million and Ch$50,023 million, as of December 31, 2020, 2021 and 2022, respectively.

Recaudaciones y Cobranzas Ltda.

This subsidiary is a banking support company engaged in legal and out-of-court collections services for any type of loans, titles or notes on its own behalf or on behalf of third parties.

In 2015, former Corpbanca acquired all of the issued and outstanding shares of Recaudaciones y Cobranzas S.A, or Instacob, a debt collection company providing court and out-of-court collections services for loans. As a result of this transaction, Instacob became a wholly-owned subsidiary of ours.

In 2018, Itaú Corpbanca Recaudaciones y Cobranzas S.A. changed its legal name to Recaudaciones y Cobranzas Ltda.

During 2022, the company focused on delinquency management, either enabling payment channels or restructuring offers that would provide solutions for customers’ needs. The company implemented models that allowed us to focus on early signals of delinquencies, in order to proactively address them. In general terms, this allowed us to improve performance related to the impact in provisioning expenses and delinquency balances, as well as to improve the satisfaction and perception of our clients in terms of quality of service.

For the years ended December 31, 2020, 2021 and 2022, Instacob had net income of Ch$1,199 million, Ch$1,156 million and Ch$1,440 million, respectively. Instacob had total assets of Ch$4,384 million, Ch$4,459 million and Ch$2,971 million, as of December 31, 2020, 2021 and 2022, respectively.

Itaú Corredor de Seguros Colombia S.A.

Itaú Corredor de Seguros Colombia S.A. is a Colombian corporation (sociedad anónima), which acts as an insurance broker. It has its main domicile in the city of Bogota, D.C., Colombia, and the Colombian Financial Superintendency regulates it.

In March 2022, Itaú Chile and its wholly-owned subsidiary Itaú Holding Colombia S.A.S. acquired 20% of the shares that Helm LLC held in Itaú Corredor de Seguros Colombia S.A. at a total price of approximately US$3.2 million.

For the years ended December 31, 2020, 2021 and 2022, Itaú Corredor de Seguros Colombia S.A. had net income of Ch$(166 million) (losses), Ch$366 million and Ch$205 million, respectively. It had total assets of Ch$3,650 million, Ch$3,959 million and Ch$3,630 million, as of December 31, 2020, 2021 and 2022, respectively.

Itaú Securities Services Colombia S.A. Sociedad Fiduciaria

In 2012, we acquired a 91.9% equity interest in Corpbanca Investment Trust Colombia S.A. Sociedad Fiduciaria, now Itaú Securities Services Colombia S.A. Sociedad Fiduciaria, or ISS Colombia, as part of the acquisition of Banco Santander Colombia. ISS Colombia is a financial services company operating in Colombia that specializes in trust and custodial services.

We are in the process of liquidating ISS Colombia. On September 2, 2022, the Colombian Financial Superintendency approved the voluntary liquidation of ISS Colombia, and from that date, ISS Colombia is not permitted to initiate new operations in the development of its corporate capacity and may only execute acts aimed at its liquidation. On October 19, 2022, the Colombian Financial Superintendency issued a resolution for the voluntary cancellation of the registration of ISS Colombia in the National Registry of Securities and Issuers, and with the cancellation of this registration, ISS Colombia terminated its activities as custodian and securities intermediary. On December 6, 2022, the Colombian Financial Superintendency issued a resolution for the cancellation of all operations of ISS Colombia. The voluntary liquidation process has continued in 2023 and is currently at the stage of cancellation of all the company’s tax and chamber of commerce registrations.

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

For the years ended December 31, 2020, 2021 and 2022, Itaú Asset Management Colombia S.A. Sociedad Fiduciaria had net income of Ch$2,755 million, Ch$1,723 million and Ch$1,071 million, respectively. It had total assets of Ch$24,410 million, Ch$15,517 million and Ch$13,168 million, as of December 31, 2020, 2021 and 2022, respectively.

Itaú Comisionista de Bolsa S.A.

Itaú Comisionista de Bolsa S.A. is a licensed securities broker dealer operating in Colombia that is the result of the consolidation of two previously separate subsidiaries of Itaú Colombia, Corpbanca Investment Valores Colombia S.A. and Helm Comisionista de Bolsa S.A.

Itaú Comisionista de Bolsa S.A. offers and maintains a complete portfolio of products and services dedicated especially to the distribution of investments, and it complements its value proposition with financial advisory services.

For the years ended December 31, 2020, 2021 and 2022, Itaú Comisionista de Bolsa S.A. had net income of Ch$2,679 million, Ch$3,421 million and Ch$1,513 million, respectively. It had total assets of Ch$15,112 million, Ch$15,156 million and Ch$9,238 million, as of December 31, 2020, 2021 and 2022, respectively.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

On a consolidated basis, Itaú Chile is not dependent on sources or availability of raw materials.

DISTRIBUTION CHANNELS, ELECTRONIC BANKING AND TECHNOLOGY

As a bank, we provide a wide range of financial services and products to our clients, from commercial banking to asset management and investment banking. Based on our strategy, we began to build a digital bank in 2021, while maintaining our physical presence. Our digital first model is customer-centric, offering channels with simple and convenient digital solutions so that our customers can have the bank and its services on the palm of their hands. Our digital channels are operated remotely, via the internet or mobile phones. We currently have 12 digital branches.

Our traditional channels are composed of physical branches, digital branches and ATMs. Our network of 253 branches (as of December 31, 2022) distributes all our products and services in Chile and Colombia, and our 462 ATMs (as of December 31, 2022) are a convenient and efficient way of serving clients, due to low operating costs, 24/7 availability and a very complete services offering.

Customers are increasingly connected and prioritize online services for their speed and convenience. People expect service in just a few steps, but with maximum security. At Itaú Chile, we enable new ways of working, along with a technological infrastructure that allows us to operate with speed and flexibility. Our Information Technology (IT) architecture is constantly evolving to provide the support that both our customers and our operation require, seeking to be industry leaders in mobile app and website, and to have a pioneering presence in social networks.

To complement our digital offer in retail banking, we are also working on expanding our digital payment solutions. Following the same rationale of providing innovative and digital option to our customers, we have implemented our digital wallet application and we are now working to deliver additional functionalities, such as QR and P2P payments as well as digital and virtual credit cards.

Our payments solutions should help us deliver a distinctive digital experience. When fully implemented, we aim to become the main payment partner of our clients, which in turn, should enhance our principality as a bank. Furthermore, this interaction with different payment options, especially the use of our app, should help us deliver complete offerings and increase cross selling within our product base.

Transforming ourselves not only implies an investment in technology that enables hybrid work, but also new ways of understanding and using available information so that our business intelligence can make data-driven decisions, and at the same time provide digital experiences that meet the expectations of our customers.

Cybersecurity risk culture is relevant, especially for our customers since they are the most vulnerable link in the fraud chain. That is why we focus efforts on ongoing education regarding the required precautions, protecting their passwords and avoiding falling victim to phishing or pharming schemes.

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

Itaú Chile

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

As of December 31, 2022, we operated 179 branch offices in Chile, out of which 116 branches operating as Itaú (21 exclusively for Itaú Personal Bank), 50 branches operating as Banco Condell, our consumer finance division, and 12 digital branches. We also operated one branch office in New York.

In each of 2019 and 2020, we launched two digital branches, one for Personal Bank and the other focused on Itaú Branches. In 2021, we launched two additional digital branches. In 2022, we launched six digital branches, five for Itaú Branches and one for Personal Bank.

Our digital branches are mainly aimed at our clients with a digital profile, who value a fast, simple and tailor-made service. Currently, this model serves approximately 107,000 clients from our Personal Bank and Itaú segments, has multiple service channels and operates during extended hours.

In addition, as of December 31, 2022, we owned and operated 359 ATMs in Chile, and our customers had access to 7,538 additional ATMs (including Banco del Estado de Chile and Banco Falabella’s ATMs) in Chile through our agreement with Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Our branch system serves as the main distribution network for our full range of products and services.

We also offer internet and mobile banking to our customers 24 hours a day through our password-protected internet site, www.itau.cl. Our internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities, such as transfers and payments.

We have an app that offers direct access to the functionalities most used by our users: it allows them to make transfers, check their balance, contract products, pay, block, and unblock their credit card, among other actions. During 2022, we had more than 60 million logins, a monthly average of 250,000 accesses of individual users and maintained the highest ranking among Chilean bank Apps in the Apple, Google, and Huawei stores.

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

Itaú Colombia

Itaú Colombia’s distribution channels provide also integrated financial services and products to its customers in Colombia through several mechanisms, including ATMs, branches, internet banking, mobile app, and telephone banking.

As of December 31, 2022, Itaú Colombia operated 74 branch offices and 103 ATMs in Colombia, also providing its customers with access to 15,903 additional ATMs through Colombia’s other financial institutions. Itaú Colombia utilizes different sales channels including account executives, telemarketing and the internet to attract new clients. Itaú Colombia’s branch system serves as the main distribution network for its full range of products and services.

Itaú Colombia offers internet banking to its customers 24 hours a day through its password-protected internet site, www.itau.co. Itaú Colombia’s internet site offers a broad range of services, including up-to-date information on balances in deposit, checking, loan, credit card and other accounts and transactional capabilities such as transfers and payments. As of December 31, 2022, Itaú Colombia had approximately 199,274 customers with activated internet passwords who use the electronic banking service, allowing them to access Itaú Colombia’s internet banking services. In addition, as of December 31, 2022, we had more than 150,425 users of our Itaú mobile app in Colombia.

Itaú Colombia is a member of ACH Colombia S.A. and Cenit S.A., organizations that facilitate electronic banking transactions on behalf of its customers as well as other Colombian banks. Itaú Colombia also provides its customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect certain payments by telephone.

PATENTS, LICENSES AND CONTRACTS

Itaú Chile is not dependent on patents or licenses, nor is it substantially dependent on any industrial, commercial or financial contracts (including contracts with customers or suppliers).

COMPETITION

Competition in Chile

The Chilean financial services market consists of a variety of largely distinct sectors. “See Item 3. Key Information. D. Risk Factors— Increased competition and industry consolidation may adversely affect the results of our operations.”

The most significant sector, commercial banking, included 17 privately-owned banks and one state-owned bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks) as of December 31, 2022. The private sector banks include those that are Chilean-owned, i.e., controlled by a Chilean entity, as well as a number of foreign-owned banks which are operated in Chile but controlled by a foreign entity. Five private sector banks accounted for 72.9% of all outstanding loans by Chilean financial institutions as of December 31, 2022: Banco Santander-Chile (17.2%), Banco de Chile (16.7%), Scotiabank Chile (14.7%), Banco de Crédito e Inversiones, or “Bci” (14.2%), and Itaú Chile (10.1%). All market share statistics in this paragraph are presented as reported to the CMF calculated under local regulatory and accounting principles on an unconsolidated basis.

With respect to traditional banking institutions, the Chilean banking system has experienced a consolidation process in the past decades with mergers and acquisitions of banking entities in line with global trends. Following rapid consolidation among Chilean banks commencing in the late 1990s through today, the traditional banking market has become characterized by fewer larger players. In Chile, our principal competitors in this market are Banco de Chile, Banco Santander-Chile, Bci, and Scotiabank Chile. In the consumer and other loans businesses, we compete with other banks, credit unions and public social security funds (cajas de compensación). In some of our credit products, we face competition from department stores, large supermarket chains and leasing, factoring and automobile finance companies, and other non-banking businesses involved in the issuance of private-label credit cards. And in the savings products and mortgage loans businesses, we compete with mutual funds, pension funds, insurance companies and with residential mortgage loan managers (Administradoras de Mutuos Hipotecarios). Furthermore, under the Chilean General Banking Act, representative offices of non-Chilean banks are allowed to promote the credit products and services of their headquarters. Acquisitions of non-banking credit card and consumer loans businesses between 2018 and 2019, such as Promotora CMR by Banco Falabella, Walmart Servicios Financieros by Bci and Santander Consumer by Banco Santander-Chile, have increased competition in the credit card and consumer business. As compared to other Chilean banks, we believe our position in the Chilean banking industry enables us to compete with international banks seeking to provide loans to companies operating in Chile, especially since we have scale and resources to grow and compete more effectively. Additionally, we have a unique control and support from a leading institution such as Itaú Unibanco. In addition to the other banks that operate in Chile, our main competitors in the credit card business are department stores. We intend to remain competitive in the mortgage loan services and credit card markets through product innovation.

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

We also experience competition from banks that provide international private banking services such as JPMorgan Chase and BNP Paribas, among others. We believe our main competitive advantage in our private banking has been our ability to provide our customers with tailored lending products and to respond fast to their needs. Our lower income retail banking, Banco Condell, competes with consumer finance divisions of other banks such as Banco CrediChile and Bci Nova, among others, as well as certain consumer credit providers, including department stores.

Non-traditional providers of banking services, such as fintech companies, e-commerce providers, mobile telephone companies and internet companies may also offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulations. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. In particular, we face the challenge to compete in an ecosystem where the relationship with the consumer is based on access to digital data. This access is increasingly dominated by digital platforms and fintech companies, which already have a significant presence in relevant markets, such as payments. This privileged access to data can be used as an advantage to compete with us in other adjacent markets and may reduce our operations and margins in core businesses such as lending or wealth management. The alliances that our competitors are starting to build with big technology companies can make it more difficult for us to successfully compete with them and could adversely affect us.

Competition in Colombia

In recent years, the Colombian banking system has seen new participants that used to have different licenses as financial corporations and financing companies in order to offer a wider range of financial services. According to the Colombian Financial Superintendency, as of December 2022, there were 29 commercial banks (19 domestic private banks, one state-owned bank and nine foreign banks), five finance corporations and 10 financing companies. In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouses, special state-owned institutions, and pension and severance pay funds also participated in the Colombian financial system.

Between 2015 and 2022, the number of commercial banks increased from 25 to 29. Following a stable 2017, 2018 brought a change involving two players of the Colombian banking system, with Citibank Colombia’s decision to sell its retail business, including individuals and small enterprises, to Scotiabank Colpatria, approved by the Colombian Financial Superintendency in June 2018. During 2019, Banco Serfinanza began operating as a new commercial bank in Colombia when the former financing company Serfinanza received authorization from the Colombian Financial Superintendency to function as a bank in February 2019. During January 2020, Lulo Bank S.A., an entity owned by the local Gilinski family which is also behind Banco GNB Sudameris, was authorized by the Colombian Financial Superintendency to establish itself as a commercial bank in Colombia. This entity is the first fully digital bank in Colombia and received an operating license following the Colombian Financial Superintendency’s verification of its compliance with all the requirements to operate as a commercial bank. Additionally, in December 2020, J.P. Morgan, previously a finance corporation, received authorization from the Colombian Financial Superintendency to begin operating a new commercial bank in Colombia. In 2022, Banco Union, another previous financing company (Giros y Finanzas), became a new commercial bank in Colombia.

In August 2022, Nequi (a former innovation app developed by Grupo Bancolombia S.A.) received authorization from the Colombian Financial Superintendency to incorporate as a financing company in Colombia. In order to start operations, it will first need to prove to the Colombian Financial Superintendency that it has complied with all the activities required to obtain the authorization certificate or operating permit, upon application to be submitted no later than July 2023.

In terms of presence, Colombian banks have been expanding abroad over the last decade, mostly in Central America. Bancolombia, Davivienda and Banco de Bogotá lead the presence in Central America through their subsidiaries, aiming to grow their businesses. Nevertheless, in 2022, Banco Bogotá divested the majority of its investment in Central America, maintaining a regional presence limited to Colombia and Panama.

“See Item 3. Key Information. D. Risk Factors— Increased competition and industry consolidation may adversely affect the results of our operations.”

Loans

As of December 31, 2021, and 2022, our gross consolidated loan portfolio, as reported to the CMF (and excluding interbank loans), was Ch$24,790,535 million and Ch$26,658,385 million, respectively, as reported to the CMF calculated under local regulatory and accounting principles. This placed us as the fifth largest financial institution among private Chilean banks, and sixth place among all banks operating in Chile, both as measured by loans. Our gross consolidated loan portfolio represented 10.1% of the market for loans in the Chilean financial system (comprising all commercial banks) as of December 31, 2022. In 2022, our loan portfolio—as reported to the CMF—increased 7.5%, which was mainly driven by an increase in mortgage and consumer loans in Chile, as well as in the mortgage business in Colombia.

The following table sets forth the aggregate outstanding loans for us and the five other private sector banks with the largest market shares in Chile as of December 31, 2020, 2021 and 2022, based on information as reported to the CMF calculated under local regulatory and accounting principles:

	Bank Loans(1)
	As of December 31,
	2020	2021	2022

	(in millions of Ch$)
Banco Santander-Chile	34,390,240	36,634,340	38,696,410
Banco de Chile	30,936,968	34,256,184	36,694,804
Banco de Crédito e Inversiones (Bci)	35,508,713	40,982,542	46,176,296
Itaú Chile(2)	22,635,560	24,790,535	26,658,385
Scotiabank Chile	25,376,523	28,957,856	33,168,783
Others	50,432,778	55,488,537	61,823,958
Total	199,280,782	221,109,994	243,218,636

Source: CMF monthly consolidated financial information

(1)	Excludes interbank loans.
(2)	The amounts under IFRS for 2020, 2021 and 2022 are Ch$22,617,981 million, Ch$24,743,360 million, and Ch$26,607,785 million, respectively.

Deposits

We had consolidated deposits of Ch$18,258,838 million as of December 31, 2022, as reported under local regulatory and accounting principles, which consisted of our checking accounts, bankers’ drafts, savings accounts, time deposits and other commitments. Our market share of 9.6% for deposits and other obligations as of such date ranks us in fifth place among private sector banks in Chile.

The following table sets forth the aggregate deposits for us and the five other private sector banks with the largest market share as of December 31, 2020, 2021 and 2022, based on information as reported to the CMF calculated under local regulatory and accounting principles:

	Bank Deposits and Other Obligations(1)
	As of December 31,
	2020	2021	2022

	(in millions of Ch$)
Banco Santander-Chile	25,142,684	28,031,993	27,065,015
Banco de Chile	24,066,770	27,682,797	27,540,373
Banco de Crédito e Inversiones (Bci)	30,566,185	38,518,590	42,368,129
Itaú Chile	17,630,470	17,673,538	18,258,838
Scotiabank Chile	15,645,249	16,684,772	19,048,847
Others	50,867,265	52,154,915	56,100,181
Total	163,918,623	180,746,605	190,381,383

Source: CMF monthly consolidated financial information

(1)	Our aggregate deposits as calculated under IFRS for the years ended December 31, 2020, 2021 and 2022 were Ch$17,630,470 million, Ch$17,673,538 million, and Ch$18,258,838 million, respectively.

Shareholders’ Equity

We were the fourth largest among private sector banks in Chile with Ch$3,320,109 million in shareholders’ equity (excluding net income and provision for mandatory dividends) as of December 31, 2022, as reported to the CMF calculated under local regulatory and accounting principles.

The following table sets forth the level of shareholders’ equity for us and the five largest private sector banks in Chile (measured by shareholders’ equity) as of December 31, 2020, 2021 and 2022, based on information as reported to the CMF calculated under local regulatory and accounting principles:

	Shareholders’ Equity(1)(2)
	As of December 31,
	2020	2021	2022

	(in millions of Ch$)
Banco Santander-Chile	3,567,916	3,400,220	4,128,808
Banco de Chile	3,726,267	4,223,013	4,858,326
Banco de Crédito e Inversiones (Bci)	3,893,620	4,500,076	4,775,478
Itaú Chile (3)	2,315,411	3,277,800	3,320,109
Scotiabank Chile	2,398,357	2,673,703	3,047,091
Others	5,807,823	6,197,271	7,697,527
Total	21,709,394	24,272,083	27,827,338

Source: CMF monthly consolidated financial information

(1)	Shareholders equity = Equity attributable to shareholders excluding net income and provision for mandatory dividend.
(2)	For comparison purposes with other banks, the information is presented under standards issued by the CMF.
(3)

The amounts under IFRS, excluding net income (loss) and provision for mandatory dividends, for the years ended December 31, 2020, 2021 and 2022, were Ch$3,123,032 million, and Ch$3,057,442 million, and Ch$3,003,484 million, respectively.

CHILEAN BANKING REGULATION AND SUPERVISION

General

In Chile, only banks may maintain checking accounts for their customers and accept time deposits. The principal financial institutions regulators in Chile are the CMF and the Central Bank of Chile. Chilean banks are primarily subject to the Chilean General Banking Act and, secondarily, to the extent not inconsistent with such statute, the provisions of the Chilean Corporations Act governing public corporations, except for certain provisions which are expressly excluded.

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the Chilean General Banking Act. The Chilean General Banking Act sets forth the regulatory framework to which banks are subject outlining the activities that a bank may and may not carry out in Chile and their attributions—in addition to traditional banking activities—including general underwriting powers for new issuances of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services.

Following the Chilean banking crisis of 1982 and 1983, the CMF assumed control of 21 financial institutions representing approximately 51% of the total loans in the banking system. As part of the solution to this crisis, the Central Bank of Chile acquired from financial institutions a certain portion of their distressed loan portfolios, at the book value of such loan portfolios. Each institution then repurchased such loans at their economic value (which, in most cases, was much lower than the book value at which the Central Bank of Chile had acquired the loans) and the difference was to be repaid to the

Central Bank of Chile out of future income. Pursuant to Law No. 18,818 of 1989, this difference was converted into a subordinated obligation with no fixed term, known as deuda subordinada or subordinated debt, which in the event of liquidation of the institution, would be paid after the institution’s other debts had been paid in full.

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

CMF

On June 1, 2019, the SBIF, as former banking regulator, was replaced by the Commission for the Financial Market (Comisión para el Mercado Financiero or CMF). The CMF is an independent Chilean governmental agency responsible for overseeing the correct functioning, development and stability of the financial market, facilitating the participation of market agents and promoting the protection of the public interest. It is in charge of regulating and supervising banks and the entities part of the securities and insurance market. With respect to banks, the main responsibilities of the CMF are to authorize the incorporation of new banks and to interpret and enforce, with broad powers, legal and regulatory requirements applicable to Chilean banks and other entities. Furthermore, in case of non-compliance with such legal and regulatory requirements, the CMF may impose sanctions, including fines payable by the directors, managers and employees of a bank as well as the bank itself. In extreme cases it can appoint, by special resolution with the prior approval of the board of directors of the Central Bank of Chile, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s by-laws (except for capital increases paid in legal tender).

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

Deposit Insurance

In Chile, the government guarantees up to 100% of the aggregate amount of certain time deposits held by individuals in the Chilean banking system. The government guarantee covers those obligations with a maximum value, in each calendar year, of UF200 per person (Ch$7.0 million or US$8,218 as of December 31, 2022) in a single bank and UF400 per person (Ch$14.0 million or US$16,436 as of December 31, 2022) in the whole Chilean banking system.

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

The Central Bank of Chile has statutory authority to require banks to maintain reserves of up to an average of 40% for demand deposits and up to 20% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy. In addition, according to the Chilean General Banking Act and the regulations issued by the CMF and the Central Bank of Chile, Chilean banks must maintain a technical reserve (Reserva Técnica) of 100% of all deposits and obligations a bank has acquired in its financial business that are payable on demand, except for obligations with other banks, whenever such deposits and obligations exceed 2.5 times their basic effective net equity (Patrimonio Efectivo). This technical reserve must be calculated daily, and must be kept in deposits in the Central Bank of Chile or documents issued by the Central Bank of Chile or the Chilean Treasury of any term. If the technical reserve is breached, the bank is sanctioned with a fine calculated by applying the maximum conventional interest rate (Interés Máximo Convencional) for non-adjustable transactions (Operaciones no Reajustables) to the daily deficit; provided, however, that the CMF may decide not to apply this fine if the deficit lasts up to three business days and the bank has not incurred in further deficits during the same calendar month.

On March 3, 2022, the Central Bank of Chile amended Chapter III.B.2.1 of the Compendio de Normas Financieras, or the Central Bank Financial Regulations containing the rules for local banks with respect to management and measurement of banks’ liquidity positions, compelling banks to share financial information with the regulator and the general public regarding liquid assets, liabilities, concentration of financial instruments by type of liability and counterparty and weighted maturity by type of liability, among other metrics. The most significant liquidity ratios to be adopted by Chilean banks are:

a)	Liability concentration per institutional and wholesale counterparty. Banks will have to calculate the percentage of their liabilities coming from institutional and wholesale counterparties, including ratios regarding renewals, restructurings, maturity and product concentration of these counterparties.
b)	Liquidity Coverage Ratio (LCR), which measures the percentage of liquid assets over net cash outflows. The new guidelines also define liquid assets and the formulas for calculating net cash outflows.
c)	Net Stable Funding Ratio (NSFR) which measures a bank’s available stable funding relative to its required stable funding. Both concepts are also defined in the new regulations.

In addition, the new rules require the incorporation of the internal liquidity adequacy assessment process (ILLAP) by April 2023. Pursuant to the new rules, the LCR is required at a minimum level of 100% as of June 1, 2022. The NSFR is required at a minimum level of 70% as of January 1, 2023, and will increase by 10% per year until it reaches 100% as of January 1, 2026.

Minimum Capital

Under the Chilean General Banking Act, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$28,088.8 million or US$32.9 million as of December 31, 2022).

Capital Adequacy Requirements

Under the Chilean General Banking Act, unless an exception applies, a bank must have an (1) effective net equity (Patrimonio Efectivo) of at least 8% of its risk-weighted assets, net of required allowance for loan losses, as calculated in accordance with Chilean Banking GAAP; and (2) paid-in capital and reserves, or basic capital (Capital Básico), not lower than (y) 4.5% of its risk-weighted assets and (z) 3% of its total assets, in both cases, net of required allowance for loan losses. The CMF introduced new capital requirements on systemically important banks (such as Banco Itaú), which capital requirements must be met before the established deadlines: (i) 25% of the total required by December 1, 2022, (ii) 50% by December 1, 2023, (iii) 75% by December 1, 2024, and (iv) 100% by December 1, 2025. See “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information” in this Annual.

Basic capital or common equity tier 1 (CET1) is defined as a bank’s paid-in capital and reserves. Regulatory capital or effective net equity is defined as the aggregate of: (a) tier 1 (T1) capital, plus (b) tier 2 (T2) capital. In turn, (y) tier 1 (T1) capital is the sum of (1) the bank’s basic capital or common equity tier 1 (CET1) (i.e., paid-in capital and reserves) and (2) the additional tier 1 (AT1) capital (i.e., bonds issued without a maturity date and preferred stocks valued at their issue price, for an amount up to one third of the banks’ basic capital), and (z) tier 2 (T2) capital corresponds to (1) subordinated bonds issued by the bank valued at their issue price and for an amount of up to 50% of its basic capital (provided that the value of the bonds shall decrease by 20% for each year that elapses during the period commencing six years prior to their maturity) and (2) the bank’s voluntary allowances for loan losses up to (A) 1.25% of its credit risk-weighted assets, if standard methodologies are applied, or (B) 0.625% in the event non-standard methodologies are applied.

As provided in Article 68 of the Chilean General Banking Act, if a bank fails at any time to meet the legal requirements relating to the maintenance of regulatory capital (which is comprised of effective net worth and basic capital, as both concepts are defined in Article 66 of the Chilean General Banking Act and Chapter 21-1 of the Regulations of the CMF), the bank would have to comply with such legal requirements within a period of 60 days. Further, if the bank fails to comply with such legal requirements, it would be subject to the sanctions set forth in Title III of Law No. 21,000 which created the CMF (i.e., the CMF may impose one or more of the following sanctions: (i) censure; (ii) fines up to the following amounts: (x) UF15,000 (approximately US$616,479.6 as of December 31, 2022), but in the event the entity is sanctioned for breaches of similar nature before, the amount of the fine could be up to five times the aforementioned amount, (y) 30% of the irregular operation or (z) double of the benefits realized as a result of the irregular operation; and/or (iii) the revocation of its authorization of existence).

As of December 31, 2022, we fully complied with all of the above capital adequacy requirements. Our regulatory capital to risk-weighted assets ratio, CET1 to risk-weighted assets ratio and CET1 to total assets ratio (also known as leverage ratio), under Basel III standards, were 15.3%, 10.5%, and 7.1%, respectively, as of December 31, 2022.

Lending Limits

Under the Chilean General Banking Act, Chilean banks are subject to certain lending limits, including the following:

●	a bank cannot extend to any entity or individual, directly or indirectly, unsecured credit in an amount that exceeds 10% of the bank’s effective net equity, or in an amount up to 30% of its effective net equity if the excess over 10% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign currency export trade financing, the cap for secured credits is also established at 30%. In the case of financing infrastructure projects built through the concession mechanism, the 10% cap for unsecured credits is 15% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession, while the cap for secured credits remains at 30%;
●	a bank cannot extend loans to another bank subject to the Chilean General Banking Act in an aggregate amount exceeding 30% of the effective net equity of the lender bank;
●	the total amount of loans granted by a bank to a group of persons or entities belonging to the same business group (grupo empresarial) as this term is defined in Title XV of the Chilean Securities Market Act, cannot exceed 30% of the actual equity of the lending bank. For these purposes, the loans mentioned in the preceding bullet shall not be considered;
●	a bank cannot directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;
●	a bank cannot lend, directly or indirectly, to a director or any other person who has the power to act on behalf of such bank; and
●	a bank cannot grant loans to related parties (which relation can arise from management or for ownership reasons, including holders of more than 1% of its shares, except in the case of companies which are actively traded on the Santiago Stock Exchange, like Itaú Chile, in which case the limit is 5%) on more favorable terms than those generally offered to non-related parties. In addition, the aggregate amount of loans to a single group of related parties cannot exceed 5% of the bank’s effective net equity or 25% if the excess thereof is secured by certain assets with a value equal to or greater than such excess, or by certain other collateral specified in the Chilean General Banking Act. The definitions of “related” and “group” for these purposes are determined by the CMF. The aggregate amount of all credits granted to related parties of the bank cannot exceed its effective net equity.

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

Suspension of interest income and inflation-indexation adjustments recognition. Financial institutions must suspend recognition of income on an accrual basis in their statements of income for all loans overdue for more than 89 days. IFRS 9 did not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. Under IFRS 9, interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or “Stage 3”), for which interest revenue is calculated by applying the effective interest rate to their amortized cost (i.e., net of the ECL provision). Off-balance interests are recorded as interest income only if the Bank receives the related payments.

Allowances for Loan losses. The main difference between Chilean Banking GAAP and IFRS 9 regarding loan loss allowances is that loan loss allowances under Chilean Banking GAAP are calculated using expected loss models based on specific guidelines set by the CMF, which in turn are based on a 12-month period expected losses approach while IFRS 9 additionally requires that, if a financial assets has experienced a significant increase in credit risk or is impaired, it requires a lifetime expected losses approach. Even though both models are constructed on an expected losses approach, the models adopted under IFRS 9 are not in accordance with specific guidelines under Chilean Banking GAAP given by the CMF. The CMF has not yet adopted IFRS 9 requirement regarding its impairment section and therefore we have adjusted the consolidated financial statements to fully comply with IFRS standards. The most significant impact of IFRS 9 on our financial statements arises from estimating our allowances for loan losses with our IFRS 9 models.

Loans and accounts receivable charge-offs. Under Chilean Banking GAAP, charge-offs of loans and accounts receivable are based on due, past due and current installments, and the term begins at the moment of default, i.e., when the default time of an installment or a portion of a loan reaches the charge-off term established by the CMF in the Compendium of Accounting Standards. The term corresponds to the time elapsed since the date on which payment of all or part of the obligation in default became due. IFRS does not require any such deadline for charge-offs. A charge-off due to impairment would be recorded, if and only if, all efforts at collection of the loan or account receivable have been exhausted. This difference does not materially impact our consolidated financial statements.

Assets received in lieu of payment—Other non-current assets held for sale. Under Chilean Banking GAAP it is required that the initial value of assets received in lieu of payment be the value agreed upon with a debtor as a result of the loan settlement or the value awarded in an auction, as applicable. These assets are required to be written off one year after their acquisition, without Financial Market Commission of an extended period, if the assets have not been previously disposed of. IFRS requires that assets received in lieu of payment be initially accounted for at fair value. Subsequently, asset valuation depends on the classification provided by the entity for that type of asset. No deadline is established for charging-off an asset. Assets in lieu of payment were reclassified and recognized in accordance with IFRS 5.

Country risk and contingent loans provisions. Under Chilean Banking GAAP, the Bank establishes provisions for country risk and provisions related to the undrawn available credit lines and contingent loans in accordance with local regulations. In accordance with IFRS 9, ECL for contingent loans are recorded in our consolidated financial statements. Provisions for country risk are not contemplated under IFRS 9.

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

Deferred taxes. The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to the differences between the carrying amount of assets and liabilities and their tax bases. Due to the adjustments made to the consolidated financial statements for IFRS, we adjust deferred taxes accordingly.

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

Subsidiaries and Affiliated Companies

Chilean banks are authorized to create subsidiaries to engage in (1) brokerage of securities, (2) management of mutual funds, investment funds, offshore funds, housing funds or all the foregoing, (3) insurance brokerage, (4) leasing operations, (5) factoring operations, (6) securitization, (7) financial advisory, (8) custody and transportation of funds, (9) provision of other financial services as authorized by the CMF, (10) real estate leasing, and (11) social security advice. These subsidiaries are regulated by the CMF except with respect to social security, in which case the entities are regulated by the Superintendency of Pensions (Superintendencia de Pensiones), or “SP”. Currently, banks are not authorized to create or engage in the business of insurance companies (other than as insurance brokers) and pension funds or health insurance administrators.

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

A Chilean bank may invest in securities having a minimum rating as follows, provided that in case the total amount of these investments, together with the loans granted to certain classes of foreign debtors, exceeds 20% (or 30% for banks with a BIS ratio equal or exceeding 10%) of the effective net equity of the bank, a provision of 100% of the excess shall be es

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

Financial Stability Council

Law No. 20,789 created the Financial Stability Council, composed by the Minister of Finance (Ministro de Hacienda), the chairman of the CMF and the SP. The purpose of this council is to facilitate the technical coordination and the exchange of information by these market regulators in all matters related to the prevention and management of situations which may involve a risk for the financial system.

This law also expanded the authority of the CMF to request information regarding controlling shareholders of banks and entities which are part of their corporate group.

Recent Regulatory Developments in Chile

Constitutional reform diminishing the quorums required for the approval, amendment or abrogation of organic constitutional laws

On January 27, 2023, Law No. 21,535 was published in the Official Gazette. This law became effective on January 27, 2023, and diminishes the quorums required for the approval, amendment or abrogation of organic constitutional laws from 4/7 of the seats in each chamber of the National Congress to their absolute majority (i.e., 50% +1). Amongst the laws classified as “organic constitutional laws” are those concerning the composition, organization, functions and authorities of the Central Bank of Chile.

Referendum to Amend the Chilean Constitution

A referendum took place on October 25, 2020, where a wide majority of the Chilean voters chose to approve the drafting of a new Constitution and having such document written by a Civic Constitutional Convention. On July 4, 2021, the Civic Constitutional Convention was installed with the purpose of drafting a proposal of new Constitution within one year. Such proposal was submitted to a national mandatory referendum held on September 4, 2022, which resulted into its rejection. 61.86% of voters rejected the proposal drafted by the Civic Constitutional Convention, whereas 37.14% of them approved it. Consequently, the 1980 Constitution – also known as the 2005 Constitution – remained in force.

On December 12, 2022, almost all political parties represented in the Congress agreed upon the basis for the drafting and approval of a new Constitution. This agreement led to the enactment of Law No. 21,533, which was published in the Official Gazette on January 17, 2023. This law creates the following institutions: (i) a Commission of Experts; (ii) a Constitutional Council; and (iii) an Admissibility Technical Committee. The Commission of Experts will be responsible for writing a preliminary draft of the new Constitution, which will be used by the Constitutional Council as basis for the discussion and composition of a proposal of new Constitution. Both the Commission of Experts and the Constitutional Council must respect certain minimal contents called “essential institutional principles”. For example, (i) Chile is a democratic republic; (ii) the Chilean State is unitary and decentralized; (iii) the Chilean nation is only one and indivisible; (iv) Chile is a social and democratic State governed by the rule of law, that promotes the progressive development of social rights in accordance with the principle of fiscal responsibility, and through State and private institutions; (v) the Chilean State is divided into three separate and independent branches, i.e. the Executive, Legislative and Judicial Powers; (vi) the head of the government will have exclusive initiative of the bills of law that involve public expenditure; (vii) the Legislative Power will be composed of a Chamber of Representatives and a Senate; (viii) the recognition of the right to property and its different manifestations, amongst other rights.

In order to ensure that the essential institutional principles are respected and included in the new constitutional proposal, the Admissibility Technical Committee will be in charge of: (i) determining – upon request of the members of the Constitutional Council or Commission of Experts – whether an approved provision should be declared inadmissible on the ground that it contradicts the essential institutional principles; or (ii) instructing the Commission of Experts to draft a proposal of a certain provision in case one or more of the referred principles have been omitted.

The final proposal of the new Constitution must be approved by 3/5 of the seats in the Constitutional Council. This proposal will be submitted on December 17, 2023, to a new national mandatory referendum in which citizens will vote whether to approve or reject it.

The installation of the Commission of Experts and the Admissibility Technical Committee occurred on March 6, 2023, whereas the investiture of the Constitutional Council is scheduled for June 7, 2023. Consequently, as of the date of this annual report on Form 20-F, we cannot anticipate whether the new Constitution will be approved and, if approved, whether and to what extent the new Constitution will affect our business.

Recent Tax Reforms and Future Changes in Chilean Tax Regulations

On February 24, 2020, Law No. 21,210 was published in the Official Gazette, which introduces additional amendments and modifications to the Chilean tax system.

Pursuant to Law No. 21,210, and given that the Bank’s average annual amount of gross revenues would be higher than UF75,000, the Bank is subject to the general system, where companies are subject to a corporate tax of 27%. Under this regime, when the income is actually withdrawn from a company, non-Chilean resident shareholders would be subject to a 35% withholding tax, while Chilean resident shareholders would be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 40%, against which only 65% of the corporate tax will be allowed to be used as a credit against the withholding tax or the Complementary Global Tax. In any case, the final tax burden cannot exceed a rate of 44.45%. Foreign holders, on the other hand, shall be entitled to full corporate tax credit, if such holders are established in, domiciled in, or residents of a country with which Chile has a double taxation treaty in force or, until December 31, 2026, with which Chile has signed a double taxation treaty, although not in force, given that the foreign holders credits their tax residency under the Chilean IRS’s regulations on the matter. In this case, the tax burden would than remain 35%. These regulations are currently contained in Exempt Resolution No. 151, issued on December 9, 2020, which provides the requirements that must be met by foreign investors and their tax certificates in order to be eligible for this benefit.

Foreign source income obtained by taxpayers domiciled or resident in Chile is generally subject to taxes in Chile on a cash basis. However, in the case of branches or other permanent establishments located abroad, both accrual and received income are considered in Chile for tax purposes. Also, taxpayers who obtain passive income from foreign companies in which they have control, as defined by law, will have to pay taxes on accrual and cash basis, for the passive income accrued or perceived by those controlled entities.

Bonds and other debt instruments issued in Chile by Chilean companies are deemed to be located in Chile for capital gains purposes. However, bonds issued outside of Chile by Chilean companies are not deemed located in Chile for capital gain purposes and, consequently, the sale of such bonds by a non-Chilean resident is not subject to capital gains tax in Chile. According to section 11 of the Ley Sobre Impuesto a la Renta, or the “Chilean Income Tax Law,” it would be considered a foreign source income obtained by a non-Chilean resident.

On January 27, 2022, Law No. 21,420 was published in the Official Gazette, which reduces or repeals certain tax exemptions. Notably, Law No. 21,420 repeals, from September 2, 2022, onwards, the Chilean capital gains exemption regime contained in Article 107 of the Income Tax Law (as further discussed below) and replaces it with a sole 10% tax on capital gains derived from the alienation of significantly traded stock. However, institutional investors, both Chilean and foreign, remain exempt from this tax. In addition, Law No. 21,420 extends the services taxed with VAT in Chile, modifies the estate and gifts tax and property tax, and introduces a new wealth tax of 2% on certain land, sea, and air vehicles.

Lastly, in July 2022, President Boric presented a new tax reform bill, which would introduce substantial and structural changes into the Chilean tax system for the purpose of adding new revenue streams. Proposed changes include: a reduction of the corporate tax to 25%; the introduction of a new 2% development tax aimed at promoting R&D expenditure; the disintegration of the income tax system, which means that the corporate tax could no longer be used as a credit against personal income taxes on dividend distributions (or the withholding taxes imposed on non-residents, as the case may be); the introduction of a new capital income tax of 22% on dividends and certain capital gains; and the creation of a new tax applied to undistributed taxable profits held by Chilean companies, among others important amendments to Chilean tax laws. However, on March 8, 2023, the bill was rejected by the House of Representatives. The government may insist that the bill be approved by the Senate (which would require a quorum of 2/3), or it may re-submit the bill to the House of Representatives after a 1-year period.

On June 30, 2022, Law No. 21,453 was published in the Official Gazette. Law No. 21,453 amended the Tax Code by requiring banks, financial institutions, insurance companies and other companies to annually provide information to the Chilean Internal Revenue Service concerning the following products or services: (a) checking accounts; (b) fixed-term deposits; (c) on demand deposits; (d) savings accounts, and other types of accounts. For such purpose, banks and the other obliged entities must complete a report including the following data: (i) the identification of the financial entity; (ii) the identity of the holder of the product (including its controllers and beneficial owners); (iv) the reporting period; (v) the, type of product; (vi) the internal registration number of the product; (vi) the amount concerned; (vii) the validity status of the product; and (viii) if applicable, the closing date of the product, when applicable.

This report must only be completed if the amounts, balances or payments that are daily, weekly or monthly registered in connection with the abovementioned products and services, individually or jointly represent UF1,500 or more (approximately US$61,648). In case the obliged entities do not timely or completely provide the required information, they may be subject to a fine of maximum UTA500 (approximately US$429,519).

Please note that the first report should be submitted to the Chilean Internal Revenue Service before March 21, 2023. This report must consider the amounts, balances or payments registered from September 1, 2022. We timely submitted our first report under this law on March 21, 2023.

In addition, two bills of law were submitted last year proposing to amend the Chilean Banking Act, and, if approved, would oblige certain municipal and administrative authorities to authorize banks, in which they have deposits or investments of any kind, to provide information about their accounts to the following institutions upon their request: Unit of Financial Analysis, the Commission for the Financial Market and the Chilean Internal Revenue Service:

•

A bill submitted on January 25, 2023 (Bill No. 15,697-03), proposes to oblige certain municipal authorities and directors of municipal associations or foundations to deliver the abovementioned authorization. Once the authorization is obtained, banks would have to inform the relevant entities within the next fifteen days. The bill includes administrative sanctions for noncompliance with this obligation.

•

A bill submitted on May 6, 2022 (Bill No. 14,955-03), proposes to oblige certain administrative authorities, such as the President of the Republic, State Ministries, congressmen, judges of the Supreme Court or the Courts of Appeal, commanders in Chief of the Armed Forces, the General Director of the Police, regional authorities, and members of the boards of State enterprises, to deliver the abovementioned authorization. Once such authorization is granted, banks would have to inform the relevant entities within the next fifteen days. The bill includes administrative sanctions in case of noncompliance with this obligation.

See “Item 4. Chilean Banking Regulation and Supervision—Recent Tax Reforms and Future Changes in Chilean Tax Regulations” and “Item 10. Additional Information—Chilean Tax Considerations.”

Amendments to Chilean Personal Data Protection Act

On November 10, 2022, Law No. 21,504 was published in the Official Gazette. This law will become effective on May 9, 2023, and amends the Chilean Personal Data Protection Act, by prohibiting managers of data banks to publish or disclose the information related to loans contracted to finance health services or health actions.

Additionally, several bills have been submitted to the Chilean Congress related to Personal Data Protection in the following matters:

●

A bill submitted on October 5, 2022, proposes the recognition of the “financial right to be forgotten” (Bill No. 15,407-03). Such right would allow all individuals to request the deletion of their personal financial data related to debts and overdue payments, when there are no legitimate reasons to keep them (i.e., when the respective obligation has become unenforceable). Likewise, the recognition of the financial right to be forgotten would prevent banks and other entities from denying a financial service or product on the basis of the requestor’s historic record of debts or default. This bill of law is still at an early stage of discussion.

●

A bill submitted on September 14, 2022, proposes: (i) to ban the mass dissemination of personal data, unless otherwise authorized by law; and (ii) to sanction offenders with criminal penalties (Bill No. 15,353-07). This bill is still at an early stage of discussion.

●

A bill submitted on April 6, 2022 proposes to forbid managers of data banks and distributors of economic, commercial or financial data (i.e., anyone who directly uses, communicates or commercializes such data) to use personal data related to debts, provided that: (i) such debts became enforceable before April 30, 2022, and are still unpaid; and (ii) the respective debtor registers a total amount of unpaid obligations, which is less than Ch$ 2,500,000 in capital (approximately, US$ 2,92), excluding interests or readjustments (Bill No. 14,888-03). This bill is still at an early stage of discussion.

Recent Labor Laws

On April 1, 2020, Law No. 21,220 went into effect.  This law modifies the Chilean Labor Code with respect to remote work and teleworking, such as the working day, minimum breaks and control and supervision by the employer. The main aspects regulated by the law are: (i) the obligation to agree and establish the modality of telework in an employment contract or annex, which must be registered with the Labor Office (Dirección del Trabajo), (ii) the employer’s duty to supply the employees with all work tools, and (iii) the employees’ right to a minimum total disconnection time of 12 continuous hours between each workday.

On April 20, 2021, Law No 21,325 went into effect. This law contemplates rules on migration and foreigners, in order to regulate the entry, stay, residence and departure of foreigners from the country, and the exercise of rights and duties, establishing a new institutional framework for these purposes. This regulation comes to replace the one established by Decree Law No 1,094 of 1975. The law provides migrants with the protection of labor rights, access to health, social security and tax benefits, the right to education, housing ownership, sending and receiving remittances and due process. New migratory categories and subcategories and new requirements to apply for the different categories of residence are established. This new law establishes that employers may only hire foreigners who are in possession of a residence or permanence permit that enables them to work, or those who are authorized to do so. Finally, this law creates the new

National Migration Service, which is in charge of carrying out the national migration policy, resolving applications for residence and permanence permits and determining their validity.

On April 30, 2021, Law No. 21,327 was published in the Official Gazette. This law became effective as of October 1, 2021, and its main purpose was modernizing the Labor Office through the introduction of new technologies and digitalization of procedures. A noteworthy feature is the so-called electronic registry of labor documentation, which imposes the obligation on the employer to register electronically on the website of the Labor Office the employment contracts (indicating therein all the agreed stipulations) and documents related to the termination of an employment relationship. The law also adds new contents to the employment contract, including the inclusion of the e-mail addresses of both parties as a minimum requirement of the employment contract. It expressly regulates the possibility that the payment of remuneration by electronic transfer to the employee’s bank account. This same law establishes certain special considerations, stating that, in the case of a group of companies that has been declared as a single employer by a court, provided that at least two years have elapsed since such judgment became final and that the corporate group has substantially modified its structure, it will be possible to request the termination of the classification of the companies as a single employer. The two-year term may be waived if the modification involves a change of ownership and there is no common controller.

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

On May 26, 2022, Law No. 21,456 was published in the Official Gazette. This law readjusts the amount of the minimum monthly wage, as well as the family and maternal allowance, the family subsidy, and grants a temporary subsidy for micro, small and medium sized companies. As of August 1, 2022, the law increased the minimum monthly salary from CLP$380,000 to CLP$400,000. The increase in the minimum salary impacts the amount of the legal-profit sharing bonus (gratificación legal). In this sense, we must make a readjustment of the legal profit-sharing bonus amount corresponding to the new minimum salary.

On November 15, 2022, Law No. 21,498 was published in the Official Gazette. This law establishes that if the authorities declare a Constitutional Emergency State or a Health Alert due to an epidemic or contagious disease, the employer will be obliged to offer teleworking modality to pregnant employees as long as the nature of the employee’s function allows teleworking.

On April 26, 2023, Law No. 21,561 was published in the Offcial Gazzette. Law 21,561 reduces the maximum of working weekly hours from 45 hours to 40 hours per week, excluding lunch breaks.

For more information, see “Item 3. Key Information. Risk Factors—Adverse Changes in Labor Relations in Chile or Colombia could Impact our Business.”

Law Regulating Responsibilities of Market Agents

On April 13, 2021, Law No. 21,314, a part of the anti-abuse agenda, was published. This law regulates the responsibility and transparency requirements for market agents.

This law introduces various modifications to several legal provisions, but mainly to the Chilean Securities Market Act and the Chilean Corporations Act. The main modifications introduced by this law can be summarized as follows: (i) new information and transparency rules applicable to the stock markets, (ii) prohibition imposed on directors, managers, administrators and executives of a securities issuer (e.g., a public limited company) to, directly or indirectly, execute transactions related to the securities issued by an issuer, (iii) obligation of the stock markets or securities exchanges to establish a real-time interconnection system among them in order to provide better service for investors, (iv) prohibition against price manipulation, (v) new regulations for the relationships among related parties and delegation of power to the CMF to request information about the transactions made with related parties and regulated companies, (vi) new regulations and responsibilities for social security advisors, and (vii) creation of the role of financial and social security advisors or entities that perform a financial and social security advisory function.

Fintech Law

On January 4, 2023, Law No. 21,521 which promotes competition and financial inclusion through innovation and technology in the provision of financial services, known as the “Fintech Law,” was published in the Official Gazette. The Fintech Law establishes a regulatory framework for services based on technology, such as crowdfunding platforms, alternative transaction systems, credit and investment advice, custody of financial instruments, order routers and financial instrument intermediaries, which previously were not regulated or supervised by the CMF.

In addition, an Open Banking System (Open Banking) was created to enable financial and related service providers to exchange customer information, thus addressing the information asymmetry faced by new participants and facilitating the development of new financial products and service offerings.

With some exceptions, this law became effective on February 3, 2023. Among these exceptions, is Title III, which sets forth the provisions on Open Banking. This Title will be effective as of the date of entry into force of the regulations to be issued by the CMF to regulate, among other aspects, the institutions and information that will be subject to the open finance system; the requirements for consultation, access, delivery and exchange of this information; the operation of the various registries that the CMF must create in accordance with this Title; the minimum standards and security mechanisms to be set for the operation of the interfaces involved in the operation of the system and for the entities that are part of it, as well as the requirements for the consent given by the clients. Such CMF regulation must be issued within a period of 18 months from January 4, 2023.

Bills on Mandatory Security Measures applicable to banks

Three bills were submitted in 2022 with the purpose of requiring banks and other financial entities to adopt mandatory security measures aimed at preventing clients from being robbed while leaving branch offices. All of them are at an early stage of discussion.

●

A bill submitted on September 9, 2022 (Bill No. 15,341-03), would require the adoption of measures such as the installation of visual barriers to guarantee privacy during withdrawal and deposit operations, as well as the adoption of biometric or fingerprint registration mechanisms for individuals entering a branch office. Additionally, the bill states that banks failing to adopt required security measures will be deemed liable for any civil damages suffered by victims of robbery while leaving a branch office.

●	A bill submitted on July 13, 2022 (Bill No. 15,199-25), would require banks and other financial institutions to have a screen folder to protect the privacy of operations in the bank’s withdrawal box.

●

The bill submitted on October 6, 2022 (Bill No. 15,413-25), would require measures such as the installation of camera systems, as well as the obscuring and silencing of money counting machines. The bill includes provisions for imposing fines on infringers.

Bills Amending the Chilean Consumer Protection Act

Several bills have been submitted to the Chilean Congress containing amendments to the Chilean Consumer Protection Act in the following matters:

●

Two bills were submitted on September 9, 2022, and December 20, 2022 (bills No. 15,343-03 and 15,610-03), with the intention of amending the Chilean Consumer Protection Act and prevent phone spam. One of them, would require the suppliers of goods and services to identify themselves before asking for personal data of the holder of the telephone number, and to register their call centers under their company’s name. The other would establish the right to not receive phone calls from suppliers of goods and services, unless express consent has been previously given. In both cases, infringement is sanctioned with a fine. Both bills of law are currently at an early stage of discussion.

●

A bill submitted on November 15, 2021 (Bill No. 14,709-03), proposes to amend the Chilean Consumer Protection Act in order to: (i) reduce the amount that may be charged for collection costs to customers; and (ii) regulate the means and manner of debt collection. In addition, the bill proposes to amend Law No. 20,720, or the “Chilean Insolvency Act” to reduce the requirements for individuals to submit to the procedure regulated by such law. This bill of law has not reported any change of status since November 24, 2021.

●

A bill submitted on June 29, 2021 (Bill No. 14,448-03), proposes to amend the Chilean Consumer Protection Act in order to prohibit suppliers of financial products or services to reject the contracting of any kind of financial product or service for the sole reason that the consumer has been a debtor in a terminated insolvency proceeding. In addition to this proposal, the bill proposes to amend several norms that regulate the personal data of debtors, so that they are deleted once their debts are paid. This bill of law has not reported any change of status since June 29, 2021.

●

A bill submitted on December 11, 2019 (Bill No. 13,150-03) proposes to amend the Chilean Consumer Protection Act and Law No. 18,010, or the “Chilean Money Loan Transactions Act”, prohibiting: (i) compound interests in respect of interests and default interests in money loan transactions, even if none of the parties qualifies as a consumer; (ii) compound interests in any contract in which a consumer is a party; and (iii) the inclusion of early maturity provisions in a consumer contract. It should be noted that an earlier bill submitted on November 11, 2019 (Bill No. 13,067-03) also proposes to amend the Chilean Money Loan Transactions Act prohibiting compound interests in money loan transactions below UF4,000 (Ch$124.0 million or US$145,146 as of December 31, 2022). The abovementioned bills of law have not reported any change of status since September 2021.

●

A bill submitted on August 5, 2019 (Bill No. 12858-03) is currently under discussion to amend the Chilean Consumer Protection Act to provide that the operational expenses arising from the renegotiation of mortgage loans will be borne by the loan provider. This bill of law has not reported any change of status since March 2021.

●

A bill submitted on March 22, 2023 (Bill No. 15,762-03) proposes to amend the Consumer Protection Act in order to establish the right of consumers to choose the means of payment in any transaction regulated by the law.

Bill Amending the Chilean Money Loan Transactions Act in respect of the Conventional Maximum Interest Rate

A bill submitted to the Chilean Congress on December 9, 2019 (Bill No. 13,117-03) proposes to amend the Chilean Money Loan Transactions Act by reducing the conventional maximum interest rate (tasa máxima convencional) applicable to certain loan transactions, including those in Chilean pesos with a principal amount of up to UF200 (Ch$7.0 million or US$8,218 as of December 31, 2022). This bill has not been discussed since its submission to the Chilean Congress.

A bill submitted on September 20, 2022 (Bill No. 15,356-03), proposes to amend the Chilean Money Loan Transactions Act in order to forbid acceleration clauses on mortgage loans not exceeding UF4,500 (approximately US$ 184,943). This bill of law is still at an early stage of discussion.

Bill Amending the Chilean Insolvency Act

A bill submitted to the Chilean Congress on August 14, 2019 (Bill No. 12,850-03) proposes to amend the Chilean Insolvency Act setting forth special requirements in order for individuals over 60 years of age to be subject to a renegotiation procedure (aimed to assist debtor and creditors in reaching an agreement for renegotiation the former’s debt). This bill is currently in its second stage of discussion at the Economy Commission of the Chamber of Representatives, and it has not reported any change of status since June 2020.

Bill Regulating Expenses Associated with Execution and Liquidation of Money Loan Transactions

On May 19, 2020, a bill was submitted to the Chilean Congress proposing a series of amendments and modifications to several acts regarding expenses associated with the execution and liquidation of money loan transactions (Bill No. 13,526-03). These amendments can be summarized as follows: (i) amends the Chilean Consumer Protection Act in terms of prohibiting the transfer to the consumer of extrajudicial debt collection costs. Such costs would have to first be proved before the civil courts like other damages; (ii) modifies the Chilean Consumer Protection Act by expressly regulating the operational costs in the procurement of financial products; and (iii) amends the Chilean Money Loan Transactions Act in terms of limiting the maximum amounts of prepayment commissions and default interest for loan transactions below UF5,000. This bill has not reported any change of status since its day of submission.

Bill Regulating Reverse Mortgage

On January 25, 2022, a bill was submitted to the Chilean Congress (Bill No. 14,822-07) proposing to regulate reverse mortgage. The bill of law would establish the following central elements for reverse mortgages: (i) only persons aged at least 60 or disabled persons are entitled to enter into or benefit from reverse mortgages; (ii) the mortgaged real estate must be the mortgagor’s or beneficiary’s primary residence and have a tax appraisal of at least UF1,000 (approximately US$41,099); (iii) mortgagees are limited to banks, financial institutions, insurance companies or family compensation funds. This bill of law is still at an early stage of discussion.

Changes to the Pension System in Chile

On November 6, 2018, President Sebastián Piñera submitted Bill No. 12,212-13 with the purpose of introducing changes to the existing Chilean pension funds system, specifically related to solidary pensions, the individual capitalization pension system and new pension systems for the middle class and women.

Under this proposal, employers companies (including the Bank) would have to make a 4% contribution to the pension system, with a gradual implementation over a period of five years. This amendment would have a gradual implementation during a period of five years. Additionally, employers (including the Bank) would be obliged to contribute 0.2% of the gross salary of their employees to fund disability insurance. This insurance would be applicable to all elderly employees with a serious physical or mental disability. Further, the bill proposal states that the solidarity fund (Pilar Solidario) would increase approximately 40% given that the Chilean government is expected to contribute 1.12% of the GDP to the fund. Notwithstanding the fact that this bill is still being discussed in Congress, there has been no progress since January 2022, and it is likely that it will not move forward considering that President Boric indicated during his presidential campaign and in his government program that he intends to end the AFPs and replace the current pension system in Chile with one that will be managed by a public entity. Although there are no details as to how these reforms would be implemented, it has been announced that one of the measures would be increasing the employer’s contribution by 6%, reaching a total contribution of 18%. Any such new contribution requirements may impose an increase in our labor costs and in turn have a material adverse effect on our financial results.

Although this bill is still formally in process in the Chilean Congress, it is unlikely to advance since President Boric stated during his presidential campaign and in his government program that he intends to end AFPs and replace the current pension system with one managed by a public entity. Although no details have been provided on how he intends to replace the pension system, his government program states that pension contributions will be increased by an additional 6% to be paid by the employer. This bill has not reported any change of status since January 2022.

On November 26, 2019, the Ministry of Finance and the Chilean Senate reached an agreement to increase the basic pension for pensioners aged 80 years or older by 50% starting on December 1, 2019. The agreement resulted in Law No. 21,190, which provides for a 50% increase in the pension for pensioners aged 80 years (and older), and a 30% increase in basic pensions for pensioners between 75 to 79 years of age by December 1, 2019, which would be equalized to the basic pension for pensioners aged 80 years (and older) by January 1, 2021. Basic pensions for pensioners under 75 years of age increased by 25% on December 1, 2019, by 40% in the aggregate by January 1, 2021, and will be equalized to the basic pensions for pensioners between 75 to 79 years of age by January 1, 2022. Law No. 21,190 is financed by the treasury of the Chilean government.

Most recently, Law No. 21,419 was issued on January 26, 2022, creating the universal guaranteed pension (“PGU” for its acronym in Spanish). This law guarantees a minimum pension of Ch$185,000 (or US$219.17) and an increase in pensions of people over 65 years old, who are not among the 10% richest people in Chile. Subsequently, on January 27, 2022, Law No. 21,420 was published in the Official Gazette, which, among other provisions, reduces or repeals, from September 2, 2022, onwards, certain tax exemptions and imposes taxes on activities and contracts that were not previously taxed, with the aim to, among other purposes, finance the PGU. See “Item 4. Information on the Company—B. Business Overview—Recent Regulatory Developments in Chile—Recent Tax Reforms and Future Changes in Chilean Tax Regulations.”

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

Government Actions to Address COVID-19

On September 30, 2021, the constitutional state of emergency under catastrophic circumstances that had been in effect in Chile since March 19, 2020, ended. The end of the state of emergency and the improved health conditions have led the government to withdraw several of the health and economic measures it had adopted because of the COVID-19 pandemic. However, in February 2022, former President Sebastián Piñera announced the extension until June 2022 of some subsidies, including the Emergency Family Income (known as IFE laboral). This benefit is an incentive that aims to encourage workers to be formally employed, granting them a subsidy of up to 60% of their remuneration.

In addition, in April 2022, the Chilean Ministry of Finance announced the implementation of an economic recovery plan to address issues related to the COVID-19 pandemic and inflation. For such purpose, the government submitted to the Chilean National Congress several bills of law throughout the year 2022, which led to the approval of the following laws: (i) Law No. 21,443, published in April 22, 2022; (ii) Law No.21,456, published on May 26, 2022; (iii) Law No. 21,452, published on May 19, 2022; (iv) Law No. 21,465, published on June 14, 2022; and (v) Law No. 21,474, published on July 27, 2022. The enactment of such laws provided for the implementation of the following main measures:

1. Extending protection subsidies for people who have children up to four years of age and who are registered in the social registry of households.

2. Extending IFE laboral to until September 2022. The IFE laboral is an unemployment benefit to encourage workers to be formally employed, granting them a subsidy of up to 60% of their remuneration and payable for three months. It is financed with public funds and granted to workers who, after being previously unemployed, begin to render services under a formal labor relationship of dependency and subordination to a new employer in exchange for a monthly wage of maximum Ch$1,230,000 (approximately US$1,439).

3. In the event of a general lockdown, an IFE with broad coverage will be activated to help compensate families for the loss of income.

4. 30,000 cultural workers will be provided with a bonus of up to Ch$450,000 (approximately US$526) per person, to compensate for the decrease in their income during the COVID-19 pandemic.

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

8. The existing financing programs of the Chilean Corporation for the Development of Production (or “CORFO”, for its acronym in Spanish) will be strengthened, aimed at providing more loans to non-banking small and medium-sized companies within four years starting in August 2022. It will be implemented through non-bank financial intermediaries.

9. Guarantee programs will be made more flexible to support companies that did not have access to loans from the Guarantee Fund for Small Entrepreneurs (or “Fogape”, for its acronym in Spanish). In this regard, on December 3, 2022, Law No. 21,514 was published. This law created new credit lines guaranteed against the Fogape Fund with the purpose of financially supporting micro, small and medium-sized businesses. The guarantee will remain valid for a maximum of 12 years, regardless of the financing period. In addition, this law allows for the extension of the term of the loans granted before April 25, 2020, and guaranteed against the Fogape Fund, and the period of such guarantees may be extended up to 12 years counted from the date those loans were originally guaranteed.

10. The government announced that it has set the target of reaching a minimum wage of Ch$400,000 in 2022. A special support program will be designed for small and medium-sized companies facing difficulties.

The aforementioned measures were complemented by two bills of law submitted to the Chilean National Congress in January 2023, which led to the approval of Law No. 21,543, published on February 13, 2023; and Law No. 21,550, published on March 25, 2023. Such laws implement the following measures:

1.

The creation, increase and/or readjustment of subsidies for the most vulnerable families and individuals in order to counteract the inflationary pressure currently affecting the country (e.g., Aporte Familiar Permanente, Subsidio Único Familiar, Asignación Familiar and Bolsillo Familiar Electrónico).

2.	The extension of the IFE laboral until the end of the first half of 2023.

3.

The creation of a permanent fund for guaranteeing the loans granted for the development of certain economic activities. In particular, this measure would: (i) confer guarantees against the referred permanent fund for loans granted to construction companies whose annual net sales exceed UF100,000 (approximately US$ 4.1 million); and (ii) guarantee up to 10% of the value of mortgaged loans in connection with the acquisition of a first residence for an amount equal to or less than UF4,500 (approximately US$ 184,943).

On March 23, 2023, Decree No. 10/2023 of the Ministry of Health was published in the Official Gazette. It extends, until August 31, 2023, the status of the sanitary alert in Chile in response to the COVID-19. Such extension allows health authorities to exercise extraordinary powers to prevent the spread of COVID-19, or to take measures to address such emergency, such as powers to: (i) directly acquire goods, services and/or equipment necessary to address the emergency (e.g., without the need of tenders); (ii) order the isolation of persons infected with COVID-19, or other serious respiratory virus, or under suspicion of being infected with such illnesses; (iii) deny or restrict the entry of non-resident foreigners to Chile; and (iv) order the isolation of non-resident foreigners in case they are infected with COVID-19, or are under suspicion of being infected with such disease.

COLOMBIAN BANKING REGULATION AND SUPERVISION

Colombian Banking Regulators

Pursuant to the Colombian Constitution, the Colombian Congress has the power to prescribe the general legal framework within which the government may regulate the financial system. The agencies vested with the authority to regulate the financial system are the board of directors of the Central Bank of Colombia, the Colombian Ministry of Finance and Public Credit, the Colombian Financial Superintendency, the SIC, the Normative Projection and Financial Regulation Studies Unit (Unidad de Proyección Normativa y Estudios de Regulación Financiera, or the “URF”), the Deposit Insurance Fund (Fondo de Garantías de Instituciones Financieras, or the “FOGAFIN”) and the SRO.

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

Colombian Financial Superintendency

The Colombian Financial Superintendency is the authority responsible for supervising and regulating financial institutions, including commercial banks such as Itaú Colombia, finance companies, financial services companies and insurance companies. The Colombian Financial Superintendency has broad discretionary powers to supervise financial institutions, including the authority to impose fines on financial institutions and their directors and officers for violations of applicable regulations and certain judicial attributions regarding controversies among customers and banks. The Colombian Financial Superintendency can also conduct on-site inspections of Colombian financial institutions.

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

Self-Regulatory Organization—SRO (Autorregulador del Mercado de Valores—AMV)

The SRO is a private entity responsible for the regulation of intermediaries participating in the Colombian capital markets. The SRO may issue mandatory instructions to its members and supervise its members’ compliance and impose sanctions for violations.

The sanctions of the SRO can coexist with the sanctions of the Colombian Financial Superintendency. Itaú Colombia and Itaú Asset Management Colombia are members of the SRO and are subject to its regulations.

Normative Projection and Financial Regulation Studies Unit (Unidad de Proyección Normativa y Estudios de Regulación Financiera—URF)

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

Deposit Insurance Fund (Fondo de Garantías de Instituciones Financieras)—FOGAFIN

The FOGAFIN is in charge of protecting the savings of citizens deposited in banks, financial corporations, financing companies, and companies specialized in SEDPEs that, by obligation, are registered in the FOGAFIN. The FOGAFIN is part of the Safety Network of the Colombian Financial System, formed by the Colombian Ministry of Finance and Public Credit, the Colombian Central Bank and the Colombian Financial Superintendency.

To protect the public’s savings and thereby ensure the stability of the financial sector, the FOGAFIN applies, if necessary, different support operations to its registered entities to reduce or minimize the adverse effects of crisis situations in the financial system; administers and pays out deposit insurance; and monitors financial entities in possession and in liquidation of such funds.

Capital Adequacy Requirements

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2,555 of 2010, as amended, or “Decree 2,555”) are based on applicable Basel Committee standards. Decree 2,555 establishes three categories of assets, which are each assigned different risk weights, and require that a credit institution’s Technical Capital be at least 9% of that institution’s total risk-weighted assets.

Currently, Decree 2,555 sets forth, among other things:

●

that Technical Capital is the sum of ordinary basic capital (Patrimonio Básico Ordinario or tier one capital), additional basic capital (Patrimonio Básico Adicional or additional tier one), and secondary capital (Patrimonio Adicional or tier two capital);

●

the criteria for debt and equity instruments to be considered ordinary basic capital, additional basic capital and secondary capital. The Colombian Financial Superintendency will review whether a given instrument adequately complies with these criteria in order for an instrument to be considered tier one, additional tier one or tier two capital, upon request of the issuer. Debt and equity instruments that have not been classified by the Colombian Financial Superintendency as ordinary basic capital or secondary capital, will not be considered tier one, additional tier one or tier two capital for purposes of capital adequacy requirements;

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

On August 6, 2018, the Colombian Ministry of Finance and Public Credit issued Decree No. 1,477, amending Decree No. 2,555, regarding the capital adequacy requirements for financial institutions. Decree No. 1,477 creates two complementary ratio mechanisms called (i) additional primary solvency ratio (Relación de Solvencia Básica Adicional) and (ii) leverage ratio (Relación de Apalancamiento). Additional primary solvency ratio is defined as the sum of the ordinary basic capital net of deductions and the additional basic capital, divided by the value of the weighted assets by their level of credit and market risk. The additional primary solvency of a financial institution must be at least 6%. In the case of the leverage ratio, this term is defined as the sum of the ordinary basic capital net of deductions and the additional basic capital, divided by the leverage value. This leverage ratio must be at least 3%.

Furthermore, Decree No. 1,477 added the following buffers (Colchones), in order to increase both the quality and the amount of capital, to provide greater coverage to the risks assumed by the entity:

•	Conservation Buffer (Colchón de Conservación): 1.5% of RWA covered with ordinary basic capital;
•	Buffer for entities of systemic importance (Colchón para las Entidades con Importancia Sistémica): 1.0% of RWA covered with ordinary basic capital; and
•	Combined Buffer (Colchón Combinado).

In addition, on August 6, 2019, the Colombian Ministry of Finance and Public Credit issued Decree No. 1,421, amending Decree No. 2,555, regarding capital adequacy requirements by operational risk for credit institutions. This Decree, among other matters, provides a formula for calculating the operational exposure value, using a business indicator (indicador de negocio) multiplied by the coefficient of operational risk (coeficiente de riesgo operacional) and by the internal loss (indicador de pérdida interna).

Financial institutions were required to comply with Decrees No. 1,477 and No. 1,421 since January 1, 2021, except on the matters regarding the additional primary solvency ratio and the buffers, which are subject to a four-year term gradual implementation, from January 2021 until January 2024.

However, due to the COVID-19 pandemic, the Basel Committee announced on March 27, 2020, a series of measures aimed at providing additional operational capacity to enable financial entities and their supervisors to respond proactively to the impact that the COVID-19 pandemic has had on the global financial system. Among the measures designed are the following: (i) delaying the final implementation date of certain new Basel III regulations; and (ii) allowing financial institutions to adopt a new market risk framework and make clearer disclosures about their solvency ratios and leverage ratios. The measures adopted by the Basel Committee allow financial entities to allocate resources that were aimed at strengthening their solvency to respond to the adverse impact that the COVID-19 pandemic has had on global financial markets. The measures allow banks to have greater liquidity in order to promote financing to companies and households. Finally, through the measures implemented by the Basel Committee, supervisors will free up credit capacity by reducing the capital reserves that are required for banks in scenarios in which losses on loans must be covered. As of March 2023, several financial entities are implementing financial instruments to adapt to Basel III requirements.

Minimum Capital Requirements

The minimum capital requirement for banks on an unconsolidated basis set forth in the Financial System Organic Act was COP$100,492 million (Ch$20,503 million) for 2020, COP$102,110 million (Ch$20,037 million) for 2021, COP$107,849 million (Ch$22,681.7 million) for 2022, and COP$121,998 million (Ch$21,484 million) for 2023. Failure to meet such requirement can result in the relevant financial institution take over (Toma de Posesión) by the Colombian Financial Superintendency. Minimum capital requirements are adjusted in January each year based on the inflation percentage for the precedent year. The capital requirements for each type of financial institution (financial corporations, financing companies, trust companies, etc.) are different, with banks having the highest minimum amount. Additionally, there are capital requirements above this minimum for the purposes of credit exposure and derivatives transactions.

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

Mandatory Investments

The Central Bank of Colombia’s regulations require financial institutions, including Itaú Colombia, to make mandatory investments in securities issued by the Fund for the Financing of the Agricultural Sector (El Fondo para el Financiamiento del Sector Agropecuario, or the “Finagro”), a Colombian public financial institution that finances production and rural activities, to support the agricultural sector. The amount of these mandatory investments is calculated based on the current Colombian peso-denominated obligations of the relevant financial institution.

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

Resolution 1 provides that the average of a bank’s foreign currency position for three business days cannot exceed the equivalent in Colombian pesos of 20% of the bank’s Technical Capital. Currency exchange intermediaries such as Itaú Colombia are permitted to hold a three-business-days average negative foreign currency position not exceeding the equivalent in foreign currency of 5% of its Technical Capital (with penalties being payable after the first business day).

Resolution 1 also defines foreign currency position in cash (Posición Propia de Contado en Moneda Extranjera), as the difference between all foreign-currency-denominated assets and liabilities. A bank’s three business days average foreign currency position has no limit.

Finally, Resolution 1 requires banks to comply with a gross position of leverage (Posición Bruta de Apalancamiento). Gross position of leverage is defined as the sum of (i) the rights and obligations of term and future contracts denominated in foreign currency, excluding obligations of a transaction that imply either the right or an obligation on foreign currency, plus (ii) foreign currency cash operations with settlement higher or equal to one banking day, excluding obligations of a transaction that imply either the right or an obligation on foreign currency, plus (iii) the exchange rate risk exposure associated with debtor and creditor contingencies acquired in the trading of exchange rate options and derivatives. Resolution 1 sets no limit on the gross position of leverage with respect to the currency position in cash.

Deposit Insurance

In Colombia, the FOGAFIN guarantees up to COP$50 million (US$10,395 as of December 31, 2022) per person, for each institution calculated as the aggregate amount of time, savings and demand deposits held by individuals in a Colombian financial institution. Payment will be made in case of an administrative compulsory liquidation of the financial institution.

Reserve Requirements

Commercial banks are required by the board of directors of the Central Bank of Colombia to satisfy reserve requirements with respect to deposits and other cash demands. Such reserves are held by the Central Bank of Colombia in the form of cash deposits. According to Resolution 5 of 2008 issued by the board of directors of the Central Bank of Colombia, as amended, the reserve requirements for Colombian banks are measured bi-weekly and the amounts depend on the class of deposits.

Credit institutions must maintain reserves of 8% over the following deposits, cash demands and other passive obligations:

●	Private demand deposits;
●	Government demand deposits;
●	Other deposits and liabilities; and
●	Savings deposits.

In addition, credit institutions must maintain reserves of 3.5% for term deposits with maturities under 18 months, but no reserves are required for term deposits with maturities that exceed 18 months.

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

According to regulations issued by the Central Bank of Colombia, every Colombian resident and institution borrowing funds in foreign currency is generally required to post with the Central Bank of Colombia non-interest-bearing deposits for a specified term, although the size of the required deposit is currently zero.

Notwithstanding the foregoing, such deposits would not be required in certain cases set forth in the External Resolution 1, including in the case of foreign currency loans aimed at financing Colombian investments abroad. Moreover, Resolution 1 sets forth a number of restrictions and limitations as to the use of proceeds in the case of foreign currency loans obtained by Colombian currency exchange intermediaries (including Itaú Colombia) and also provides that deposits would not be required in the event such restrictions and limitations are observed. Such foreign currency loans may be used, among others, for lending activities in a foreign currency with a tenor equal to, or shorter than, the tenor of the foreign financing.

As a general rule, interest payments to foreign currency loans granted by foreign residents to Colombian residents are currently subject to the following income tax rate: (i) the general tax rate applicable to entities that are not Colombian residents for tax purposes (35% as of 2023) in case the foreign resident is liable to file an income tax return in Colombia), and withholdings tax at 35% when such payments are made to entities located in a preferential tax regime jurisdiction, non-cooperative jurisdiction or low-tax jurisdiction, according to paragraph of section 408 of the Colombian Tax Code; (ii) 5% when those interest payments are (a) derived from loans with an eight-year or longer term and (b) related to infrastructure projects under Law 1,508 of 2012; (iii) 15% when interest payments are related to a loan of one year or longer; and (iv) 20% as a general rule (i.e., in cases other than (i), (ii) and (iii) above) according to section 408 of the Colombian Tax Code. The withholdings are the final income tax and thus the foreign resident would not have to file an income tax return in Colombia if they are applied.

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

Recent Regulatory Developments in Colombia

Tax Reform (2022-2023)

On December 13, 2022, a new tax reform for the equality and social justice was approved through Law 2,277. This Law modified section 240 the Colombian Tax Code which includes the corporate income tax rates. The table below sets forth the rates that will apply to financial entities until year 2027.

	2023	2024	2025	2026	2027	2028 and onwards
General tax rate	35%	35%	35%	35%	35%	35%
Surcharge	5%	5%	5%	5%	5%	0%
Total	40%	40%	40%	40%	40%	35%

●

Financial entities are subject to a corporate income tax rate of 40% (regular income tax rate of 35% plus a surcharge of 5%) in the years 2023 to 2027 if the net taxable income is or exceeds 120.000 UVTs (taxable units), which currently amounts to approximately US$1.1 million. The value of one UVT is $42.412 or approximately US$9 for the year 2023.

●

Section 36-1 of the Colombian Tax Code was modified and, starting in 2023, profits from the sale of shares registered on the Colombian Stock Exchange, with the same final beneficiary, will not be subject to capital gains taxation (ordinary income or occasional gain) when the sale does not exceed 3% of the outstanding shares of the respective company in the same tax year. Until year 2022, the threshold was 10%.

●	The industry and trade tax (ICA as per its abbreviation in Spanish) will no longer be creditable against the income tax, but can only be deducted from the income of the taxpayer.
●	The 50% of the financial movement tax (GMF as per its abbreviation in Spanish ) continues to be deductible against the income of the taxpayer.
●

For national and foreign companies, and their respective permanent establishments, the benefits of certain non-taxable income, non-taxable capital gain, exempt income, special deductions, and tax credits may not exceed 3% of the annual net taxable income calculated before the limited benefits.

●

A new minimum tax rate was introduced for companies (excluding the foreign entities without residence in the country), that is calculated based on the adjusted financial profit. The minimum tax rate shall be at least 15% and would be the result of dividing the income tax after certain adjustments (as the numerator) by the financial profit before taxes and after certain adjustments (as the denominator). The minimum tax rate will not apply to taxpayers without consolidated financial statements with an adjusted income that equals or is below to zero, or to those taxpayers with consolidated financial statements with a consolidated adjusted income that equals or is below to zero.

●

The tax rate on dividends distributed to foreign companies, out of profits that were taxed at the corporate level is 20% for 2023 and onwards. The new bundled rate on dividends distributed to foreign entities, out of profits non-taxed at the level of the distributing entity, is 48%.

●

The dividends distributed between Colombian companies are subject to a 10% withholding tax rate, which may be offset as a tax credit by the beneficial owner (either an individual tax resident or a foreign investor) against its withholding tax on dividends. Dividends distributed among Colombian entities duly registered as a corporate group or under a controlled situation (situación de control) before the Chamber of Commerce and to Colombian holding companies (CHC as per its acronym in Spanish), are not subject to this withholding tax.

●	The new rate on capital gains (e.g., profits on the sale of fixed assets held for two years or more) would be 15%.
●

A new equity tax was introduced. While national companies are not subject to this tax, foreign entities (such as the Bank) that are not obliged to file an income tax return will be subject to taxation on assets owned in Colombia other than shares, receivables, and portfolio investments. The taxable event will be the possession of equity on January 1 of each year that equals or exceeds 72,000 UVTs (US$ 634,857 for year 2023) and the rates would range from 0% to 1.5% (reduced to 1% as from year 2027).

●	The law maintained the following provisions from previous legislation:
o	Private equity funds and collective investment funds remain as non-taxpayers and its beneficiaries may defer the realization of income provided certain conditions are met,
o	Input VAT in the acquisition of fixed assets may be treated as a tax credit and may be offset against the income tax due.
o

The thin capitalization rule will apply only to indebtedness between related parties. If the debt-to-equity ratio is in excess of 2:1, interest payable on any such excess debt amount is not deductible. For the deductibility of interest, taxpayers will have to prove to the Colombian Tax Administration, upon request and through a certification of the creditor issued under oath, that there is no indebtedness between related parties through back-to-back operations or any other kind of operation in which the creditor is a substantially related party. In such case, the parties involved in the operation may be jointly liable for the taxes, sanctions and interest.

o	Colombia may levy a capital gains tax on the sale of shares of a non-Colombian entity when such non-Colombian entity owns directly or indirectly assets/shares in Colombia (enajenaciones indirectas).
o

Entities and individuals involved in operations considered as tax abuse or tax fraud by the Colombian Tax Administration may be jointly liable for the taxes, sanctions and interest, pursuant to Section 793 of the Colombian Tax Code.

o	The definition of beneficial owner is now unified. The registry of beneficial owners includes both legal entities and non-legal entities and structures.
o	The percentage of net equity to calculate “the deemed income” (renta presuntiva) remains at 0%.

Specialized Electronic Deposit and Payment Institutions (Sociedades Especializadas en Depósitos y Pagos Electrónicos, or “SEDPE”)

On December 7, 2017, the Colombian Ministry of Finance and Public Credit issued its Decree No. 2,076, which amended Decree No. 2,555 to, among other things: (i) provide that SEDPEs shall establish a consumer advocate to protect consumers’ rights, (ii) authorize SEDPEs the use of correspondent networks and establish rules regarding cash payments through the correspondent network, (iii) authorize SEDPEs the opening of accounts through non-presential means, and (iv) authorize SEDPEs customers to have more than one account per SEDPE.

In February 2020, the Colombian Ministry of Finance and Public Credit issued Decree 222 of 2020 that modifies Decree 2,555 which regulates, among other instruments, low-amount deposits, low-amount credits, correspondents and microcredit. This decree was created to channel resources during the COVID-19 pandemic. One of the features is, among others, that people will be able to open low-amount demand deposits in SEDPEs and cooperatives with specific characteristics of the amount through a simplified procedure.

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

Financial Conglomerates

On September 21, 2017, Law 1,870 was enacted. This law establishes that financial holdings will be subject to the inspection and oversight of the Colombian Financial Superintendency under the terms of said law and of the decrees issued in the future for this regulation. A financial holding is understood as any legal person or investment vehicle that exercises the first level of control or significant influence over the entities that make up the financial conglomerate. Furthermore, this law gives the Colombian Financial Superintendency the option to request information regarding the members of the financial conglomerate to verify if they meet requirements regarding: (i) the appropriate levels of capital; (ii) solvency margins; (iii) exposure limits; and (iv) concentration risks. Also, this law permits the Colombian Financial Superintendency to verify if each member entity of the conglomerate complies with applicable regulations in relation to risk management, internal control, disclosure of information, conflicts of interest, and corporate governance. Such requirements will not be applicable if the foreign financial holding proves to the Colombian Financial Superintendency that is already subject to an equivalent regime of prudential regulation and consolidated supervision.

As a result, the Colombian Ministry of Finance and Public Credit enacted (i) Decree 246 of 2018 to provide criteria to exclude certain entities from the financial conglomerates, (ii) Decree 774 of 2018 to determine appropriate levels of capital for financial conglomerates, and (iii) Decree 1,486 of 2018 to establish criteria for determining linked entities, exposure limits, risk concentration and conflicts of interest of financial conglomerates.

In addition, the Colombian Financial Superintendency issued (i) External Circular No. 012 of 2019, regarding appropriate levels of capital for financial conglomerates and (ii) External Circular No. 013 of 2019 giving instructions related to the Risk Management Framework for Financial Conglomerates (Marco de Gestión de Riesgos para los Conglomerados Financieros).

Further, the Colombian Financial Superintendency issued External Circular No. 030 of 2020, which sets forth rules applicable to related parties, exposure limits and concentration of risks of financial conglomerates. External Circular No.041 of 2020 further modifies existing rules to control aggregate exposure limits and risk concentration between entities of a financial conglomerate and their related parties.

Finally, the Colombian Financial Superintendency issued Resolution 826 of 2022, pursuant to which it defines the policies and rules applicable to the supervision of the financial conglomerates under an integral supervision scheme.

Properties and Investments of Financial Institutions

On November 30, 2017, the Colombian Financial Superintendency issued its external Circular No. 33, which amends Chapter V, Title I, Part I of the Basic Legal Circular, with the purpose of updating the accounts that compute the calculation of fixed assets and investments.

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

Capital Adequacy levels for Financial Conglomerates

On May 8, 2018, the Colombian Ministry of Finance and Public Credit issued Decree No. 774, amending Decree No. 2,555, which regulates the adequate capital levels that must be complied with by financial conglomerates. Applicable financial institutions will have an 18-month term to comply with Decree No. 774.

Foreign Exchange

On May 25, 2018, the Central Bank of Colombia issued External Resolution No. 1, repealing the previous resolutions on foreign exchange, compiling and amending various matters on this subject that were established on External Resolutions (i) 8 of 2000, (ii) 3 of 2006, (iii) 1 of 2012, (iv) 9 of 2013, (v) 6 of 2015, and (vi) 3 of 2016. External Resolution No. 1 defines the parameters of the intervention of the Colombian Central Bank in the foreign exchange market and the mechanisms to channel foreign currency into the Colombian exchange system.

Microcredits segmentation

On March 29, 2023, the Ministry of Finance and Public Credit issued Decree 455 of 2023, segmenting the microcredit product into modalities whose interest rates must be certified by the Colombian Financial Superintendency and modifying the rules related to the methodology to be applied by the Colombian Financial Superintendency in the calculation of the current banking interest rate. This rule aims at developing the Credit Inclusion Policy that has been implemented by the government to promote sustainable financing of the different productive activities developed in the country.

The segmentation of current banking interest is focused on the amounts and uses of funds, rather than on the legal modality of the operation. Under this regulation, the Colombian Financial Superintendency issued Resolution No. 0,475 of 2023, certifying the current banking interests for the new modalities, which will remain in force from April 1, 2023, until September 30, 2023.

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

In addition, the Colombian Financial Superintendency issued External Circular No.033 of 2020, which (i) regulates the minimum requirements for the management of information security and cybersecurity and (ii) defines the single taxonomy for the reporting of cybersecurity incidents by adopting the Traffic Light Protocol (TLP) for the report of cyber incidents to the Colombian regulator.

Investments in Companies of Innovation and Financial Technology

On December 27, 2018, the Colombian Ministry of Finance and Public Credit issued Decree No. 2,443, amending Decree No. 2,555, authorizing credit establishments to invest in companies, which sole purpose is to develop and /or apply innovations and technology related to the corporate purpose of the investing credit establishment. On October 7, 2021, the Colombian Financial Superintendency issued the External Circular 019 providing instructions regarding the development of the advisory activity in the securities market, criteria for the classification of simple or complex products and their distribution, and requirements for the implementation of technological tools for the provision of professional recommendations.

Advisory Regime Regulation

On April 17, 2018, the Colombian Presidency issued Decree 661 of 2018, which regulates the advisory regime for financial entities advising on investment decisions and the instruments required for investors to be able to make investment decisions. This regulation provides a transition period for its application and became binding as of June 2022. As described above, on October 7, 2021, the Colombian Financial Superintendency issued the External Circular 019 providing, among other things, requirements for the implementation of technological tools for the provision of professional recommendations. The Colombian Financial Superintendency also provided guidelines to be complied with by supervised entities that use technological tools for the provision of such recommendations.

Controlled Area for Financial Innovation Activities

On August 26, 2021, the Colombian Financial Superintendency issued External Circular No. 0016 to include Chapter VIII of Title I, Part I of the Basic Legal Circular, which sets out the parameters related to the provisions applicable in the controlled test area for financial innovation activities. This new chapter of the Basic Legal Circular  establishes guidelines on (i) accessing the controlled area, (ii) the request of authorization to operate within the controlled area, and (iii) finalization of the operation in the controlled area.

Technical equity regime for companies that administer third party funds

On February 3, 2022, the Colombian Ministry of Finance and Public Credit issued Decree 175 of 2022, which modifies the technical equity regime for trust companies, pension management companies, stock brokerage firms, and investment management companies (Sociedades Administradoras de Fondos de Terceros). This Decree increases the equity requirements for these types of financial institutions and is aimed at giving them greater financial strength in the event of events that could cause them to lose significant equity.

For the reasons mentioned above, and despite the fact that these companies have enough shareholders-equity that allow them to face loss events, the Colombian Ministry of Finance and Public Credit decided to issue this Decree to incorporate international standards and recommendations on the quality of technical equity and update the methodologies for measuring risks associated with the nature of the operations carried out by these entities.

The Decree does this through three actions: (i) establishing that the solvency ratio must be met both individually and on a consolidated basis; (ii) implementing the criteria established by the Basel Committee on Banking Supervision for the classification of equity and debt in the technical equity; and (iii) establishing a unified definition of technical equity for these companies.

On February 3, 2023, the Colombian Financial Superintendency issued External Circular No. 003 of 2023 to regulate the classification of equity and debt that these companies must meet to comply with the Decree and strengthen their technical equity. Pursuant to this Circular, such companies must submit an implementation plan for the instructions of Decree 175 and the Circular by April 28, 2023, and the provisions of both standards will be fully enforceable on February 3, 2024.

Colombia, Peru, and Chile stock exchanges integration

The stock exchanges of Santiago (Chile), Colombia, and Lima (Peru) are currently conducting a process towards their integration which, at a corporate level, consists of the creation, through a merger, of a regional holding company. The holding company, to be created through a merger to be approved by the shareholders of each of the stock exchanges, would be based in Chile, and it intends to increase the number of debt issuers, attract international participation, increase regional investment in pension funds and up the volume of derivatives.

The proposed integration is currently expected to be in a position to commence formal operations at the beginning of 2024. The initiative seeks to take advantage of the geographical proximity, affinity in economic policy and the size of their markets to achieve integration, although without ignoring the historical regulatory and fiscal limits that need to be solved to materialize the proposal, something that the Latin American Integrated Market (MILA) did not fully achieve when it was created in 2010.

The participation of Itaú Chile in the proposed integration through the contribution of its shares in the Santiago and Colombian stock exchanges into the future regional holding company, and to vote in favor of the merger, is subject to the prior approval from the banking regulators in Chile and Brazil.

ANTI-MONEY LAUNDERING, ANTI-TERRORIST FINANCING AND FOREIGN CORRUPT PRACTICES ACT REGULATIONS

United States

We, as a foreign private issuer whose securities are registered under the Exchange Act, are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the “FCPA”. The FCPA generally prohibits issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. The accounting provisions of the FCPA require an issuer to maintain books and records and have a system of internal accounting controls sufficient to, among other things, provide reasonable assurances that transactions are executed and assets are accessed and accounted for in accordance with management’s authorization. Significant penalties and fines may be imposed against us, and/or our officers, directors, employees, and agents, for violations of the FCPA. Furthermore, we may be subject to a variety of U.S. anti-money laundering and anti-terrorist financing laws and regulations, including, but not limited to, the Bank Secrecy Act of 1970, as amended, and the USA PATRIOT Act of 2001, as amended. A violation of such laws and regulations may result in substantial penalties, fines and imprisonment of our officers and/or directors.

Chile

The Anti-Money Laundering Act No. 19,913, or the “AML Act”, requires banks, among others, to report any “suspicious transactions or activities” that they may become aware of in the ordinary course of business to the Chilean Financial Analysis Unit (Unidad de Análisis Financiero), or “FAU”. “Suspicious activities or transactions” are defined by the AML Act as any act, operation or transaction that, in accordance with the uses and customs of the relevant activity, is considered unusual or devoid of apparent economic or legal justification or that may constitute any of the actions described in Article 8 of Law No. 18,314 (terrorist actions), or entered into by an individual or a legal entity included in any resolution issued by the United Nations Security Council, whether carried out in an isolated or recurrent basis.

According to Article 27 of the AML act, the crime of money laundering consists of concealing or disguising the illicit origin of money or goods knowing that they proceed from certain crimes, or acquiring, possessing, or using them knowing or ought to know that they have an illicit origin.

In accordance with the AML Act, banks must keep special records for any transaction in cash for amounts exceeding US$10,000, and report them to the FAU if so required by the latter authority.

In addition, the entities subject to the AML Act are also subject to Circular No. 49, amended by Circular No. 59 and Circular No. 60, and other regulations issued by the FAU (including Circular No. 57), which provides additional guidelines for the prevention of money laundering.

With regard to Chilean banks, the CMF has also provided rules and guidelines for banks to set up an AML and Combating Financing of Terrorism, or “CFT”, prevention system applicable in their ordinary course of business, which must take into consideration the volume and complexity of their transactions, including their affiliates and supporting entities, and their international presence. In case of non-compliance of these rules and guidelines, the CMF may impose administrative sanctions upon the infringing bank such as fines and warnings. Among other requirements, such system shall include at least (1) “know your customer” policies, (2) a manual of policies and procedures, (3) the appointment of a compliance officer, and (4) all necessary technological tools to develop red-flag systems to identify and detect unusual operations.

On December 2, 2009, Chilean Law No. 20,393 came into effect. Law No. 20,393 regulates and provides for the criminal liability of legal entities for certain crimes, such as money laundering, financing of terrorism, bribery, misappropriation (Apropiación Indebida), unfair administration (Administración Desleal), incompatible negotiation (Negociación Incompatible), and corruption between private parties (Corrupción entre Particulares). Pursuant to Law No. 20,393, a legal entity will be exempted from criminal liability if it has adopted and implemented a crime prevention model (Modelo de Prevención de Delitos) which shall include, at a minimum, (i) the appointment of a compliance officer, who shall be given enough powers and resources to exercise its duties and (ii) a system to prevent the commission of crimes, which must be certified by external auditors, the respective risk classification entities and other specialized entities registered with the CMF. In this regard, Itaú Chile and its subsidiaries have adopted and implemented a Crime Prevention Model which has been certified by BH Compliance Limitada. Finally, on November 9, 2022, CMF published Circular No. 2,325, which updates the regulations on the prevention of money laundering, terrorism financing, and proliferation of weapons of massive destruction, considering the recommendations of the International Financial Action Task Force, or “FATF”. It gives a special focus on the minimum level of information that must be maintained for electronic transfer of funds, risk assessment in due diligence processes, and the relationship with correspondent banks. Moreover, it considers it important to raise the risks related to the proliferation of weapons of massive destruction and the importance of considering the results of the initiatives of the intersectional board and of the National Strategy to Prevent and Combat Money Laundering and Terrorism Financing. It also emphasizes the measures that must be taken for the identification of the ultimate beneficiary owner and the evaluation of politically exposed persons.

In 2015, Law No. 20,818 was enacted, amending certain provisions of the AML Act by: (i) increasing the authority of the FAU; (ii) increasing the scope of entities that are subject to the AML Act; (iii) amending the definition of “suspicious activities or transactions”; (iv) reducing the minimum amounts of the cash transactions to be registered and potentially reported to the FAU; (v) amending the sanctions applicable to any breach to the AML Act; (vi) adding new base crimes for the crime of money laundering; (vii) requiring entities subject to the AML Act to report to the FAU any transaction entered into by any individual or entity contained in any resolution issued by the United Nations Security Council; and (viii) establishing the obligation of the entities subject to the AML Act to register with the FAU, among other things.

In 2018, Law No. 21,121 was enacted amending, among others, the AML Act by including misappropriation (Apropiación Indebida) and unfair administration (Administración Desleal) as crimes of money laundering. In February 2020, Law No. 21,211 and, in April 2021, Law No. 21,314 further amended the AML Act by (i) increasing the authority of the FAU; and (ii) supplementing its existing attributions. In June 2022, Law No. 21,459 on cybercrimes was enacted, adding the following crimes in the context of money laundering under the AML Act, and of criminal liability of legal entities under Law No. 20,393: attack to the integrity of a computing system; illicit access to a computing system; illicit interception of digital communication; attack to a digital data; computing falsification; receiving of digital data (receptación de información obtenida a partir de un cibercrimen); computing fraud; and abuse of devices for a cybercrime. Further on, in September 2022, Law No. 21,488 was enacted, amending the AML act to include the crime of illegal commerce described in the Tax Code (Article 97, No. 8 and 9) among the offenses that may give rise to money laundering. The same Law introduced an amendment to Law 20,393, including human trafficking (trata de personas), holding of stolen goods (receptación), and timber theft (robo de madera) in the list of crimes that could trigger criminal liability for legal entities.

Colombia

The regulatory framework to prevent and control money laundering and terrorism financing is established by, among others, Decree 663 of 1993, and External Circular No. 029 of 2014 (Basic Legal Circular), Part I, Title IV, Chapter IV, “Instructions Related to Risk Management of Laundering and Terrorist Financing,” as amended by External Circular No. 011 of 2022, and Part III, Title I, Chapter VII, “SARLAFT for Securities Issuers”, issued by the Colombian Financial Superintendency, as well as Law 599 of 2000 (Colombian Criminal Code, as amended).

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the FATF. Colombia, as a member of the GAFI-SUD (Grupo de Acción Financiera de Sudamérica) (a FATF style regional body), follows all of FATF’s 41 recommendations.

Anti-money laundering provisions have been complemented with provisions aimed at deterring terrorism financing. For that purpose, by means of External Circular No. 029 of 2014 (Basic Legal Circular), Part I, Title IV, Chapter IV, the Colombian Financial Superintendency has issued regulations requiring the implementation by financial institutions of a risk management system for money laundering and terrorism financing. These regulations emphasize “know your customer” policies and knowledge of customers and markets. They also establish processes and parameters to identify and monitor a financial institution’s customers and implement independent matrices for the measurement and management of money laundering risk and terrorist financing. According to these regulations, financial institutions must cooperate with the appropriate authorities to prevent and control money laundering and terrorism.

In addition, the Colombian Financial Superintendency issued External Circular No. 11 of 2022, which includes several new provisions. The most relevant provisions include, among others, the inclusion of the concept of high management in PEP’s discovery process, the alignment of the concept of Suspicious Operations Reporting with FATF Recommendation No. 10, the recognition of the complementary definition of ultimate beneficiary provided under tax law, the admission of the concept of investment vehicles and the changes in deadlines for tax assessments and internal audits.

For Securities Issuers, the Colombian Financial Superintendency also established an independent FAFT set of policies and procedures, aimed at preventing and controlling the risk of money laundering or terrorism financing in new securities issuances through appropriate investor knowledge procedures.

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

In addition to Law 1,778, the Colombian Congress enacted Law 2,014 of 2019, which permanently bans companies from entering contracts with the Colombian government if employees, directors, partners, final beneficiaries, shareholders, or administrators (in terms of Article 22 of Law 1995 of 2022) if such companies have been criminally convicted of acts of corruption. This ban extends to the companies’ parent corporations, their subsidiaries, and all their employees, directors, partners, final beneficiaries, shareholders, or administrators.

Regarding foreign corrupt practices regulations, the Colombian Congress enacted Law 2,195, of 2022, which increases the administrative liability for acts of corruption. This Law establishes that if a company’s employee, shareholder, or manager (in terms of Article 22 of Law 222 of 1995) is criminally convicted of acts of corruption (defined by Article 3 of Law 2,195), the company can be administratively convicted if it benefited from the act of corruption, promoted it, was used for its commission, or by negligence tolerated it. Sanctions include fines of up to 200,000 Colombian current monthly legal minimum wages (COP232,000,000,000 or approximately US$48,120,000), the removal of the company’s administrators or employees, the banning to the company from receiving subsidies from the Colombian government for 10 years, the publication of the administrative conviction in the company’s website for a year and piercing of the corporate veil. Law 2,195 also establishes a requirement for all companies in Colombia to investigate its counterpart’s ownership structure, and especially for its final beneficiaries (i.e., natural persons who, directly or indirectly, own or control 5% or more of the company’s stock or voting rights), when undertaking due diligence activities for know-your-counterpart purposes. For financial institutions, this obligation to inquire extends to all shareholders and stakeholders of a counterpart, pursuant to the Basic Legal Circular of the Colombian Financial Superintendency. The duty of due diligence established in Article 12 of Law 2,195 of 2022 is an obligation of means and not of result. More specifically, it is an obligation imposed on the subject entities to require information on the beneficial owners of their counterparties and take all reasonable measures to have an adequate knowledge of their counterparties, their ownership and control structure, and other relevant information, commensurate with the level of risk of each counterparty. The inspection, control, and surveillance entities (including the Colombian Financial Superintendency and Superintendence of Companies) were expected to define, within six months after the enactment of the law, the conditions under which due diligence processes must be carried out and the penalties for non-compliance. However, to date, the referred regulations have not been issued yet.

Finally, the Colombian Criminal Code includes rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, and the lack of controls.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our consolidated financial statements as well as “Item 5. Operating and Financial Review and Prospects.” Unless otherwise indicated, financial data in the following tables as of December 31, 2020, 2021 and 2022 has been expressed in Chilean pesos as of December 31, 2022. The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s CPI.

Average Balance Sheets, Income Earned from Interest-Earning Assets, and Interest Paid on Interest-Bearing Liabilities

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
●

Included in loans and receivables to banks are interbank deposits maintained in the Central Bank of Chile and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income; and

●

The monetary gain or loss on interest-earning assets and interest-bearing liabilities is not included as a component of interest income or interest expense because inflation effects are taken into account in the calculation of real interest rates.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal rates and rates for our assets and liabilities for the years ended December 31, 2020, 2021 and 2022.

	Year Ended December 31,
	2020				2021				2022
			Average	Inflation			Average	Inflation			Average	Inflation
	Average	Interest	Nominal	Adjusted	Average	Interest	Nominal	Adjusted	Average	Interest	Nominal	Adjusted
	Balance	Earned	Rate	Yield	Balance	Earned	Rate	Yield	Balance	Earned	Rate	Yield

	(in millions of Ch$ except for percentages)
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	1,326,438	2,708	0.2%	(2.7)%	1,215,013	7,255	0.6%	(6.2)%	676,600	44,644	6.6%	(5.5)%
UF	—	—	—	—%	—	—	—	—	—	—	—	—
Foreign currency	25,104	861	3.4%	8.2%	53,529	7	0.0%	8.1%	47,138	770	1.6%	(8.8)%
Total	1,351,542	3,569	0.3%	(2.5)%	1,268,542	7,262	0.6%	(5.6)%	723,738	45,414	6.3%	(5.7)%
Financial investments
Ch$	2,082,428	24,088	1.2%	(1.8)%	2,259,447	20,687	0.9%	(5.9)%	3,246,481	224,433	6.9%	(5.2)%
UF	735,578	22,051	3.0%	—%	678,188	44,918	6.6%	(0.5)%	564,469	73,417	13.0%	0.2%
Foreign currency	964,450	32,899	3.4%	8.2%	853,317	24,679	2.9%	11.2%	934,063	35,950	3.9%	(6.8)%
Total	3,782,456	79,038	2.1%	1.1%	3,790,952	90,284	2.4%	(1.1)%	4,745,012	333,800	7.0%	(4.9)%
Total loans
Ch$	6,456,845	475,776	7.4%	4.2%	6,580,264	437,650	6.7%	(0.5)%	7,041,874	559,457	7.9%	(4.3)%
UF	8,911,447	449,809	5.0%	2.0%	9,321,694	717,486	7.7%	0.5%	10,650,604	1,582,706	14.9%	1.8%
Foreign currency	8,093,776	530,497	6.6%	11.5%	7,453,100	420,819	5.6%	14.2%	8,422,770	594,259	7.1%	(3.9)%
Total	23,462,068	1,456,082	6.2%	5.9%	23,355,058	1,575,955	6.7%	4.6%	26,115,248	2,736,422	0.1%	(1.7)%
Interbank loans
Ch$	84,917	736	0.9%	(2.1)	—	—	—	—	—	—	—	—
UF	—	—	—%	—	—	—	—	—	—	—	—	—
Foreign currency	55,626	805	1.4%	6.2%	55,623	621	1.1%	9.3%	48,182	2,009	4.2%	(6.5)%
Total	140,543	1,541	1.1%	1.2%	55,623	621	1.1%	9.3%	48,182	2,009	4.2%	(6.5)%
Investment under resale agreements
Ch$	85,353	1,959	2.3%	(0.7)%	124,143	2,822	2.3%	(4.6)%	135,598	11,894	8.8%	(3.6)%
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	63,936	1,608	2.5%	7.3%	51,120	890	1.7%	10.0%	151,794	6,370	4.2%	(6.5)%
Total	149,289	3,567	2.4%	2.7%	175,263	3,712	2.1%	(0.4)%	287,393	18,265	6.4%	(5.1)%
Other interest earning assets
Ch$	229,507	383	0.2%	(2.8)%	92,451	128	0.1%	(6.6)%	40,530	16,868	41.6%	25.6%
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	1,077,850	5,494	0.5%	5.2%	1,459,104	9,540	0.7%	8.8%	637,157	24,357	3.8%	(6.8)%
Total	1,307,357	5,877	0.4%	3.8%	1,551,555	9,668	0.6%	7.9%	677,686	41,225	6.1%	(4.9)%
Total interest earning assets
Ch$	10,265,488	505,650	4.9%	1.9%	10,271,318	468,542	4.6%	(2.5)%	11,141,083	857,296	7.7%	(4.5)%
UF	9,647,025	471,860	4.9%	1.8%	9,999,882	762,404	7.6%	0.4%	11,215,073	1,656,123	14.8%	1.7%
Foreign currency	10,280,742	572,164	5.6%	10.5%	9,925,793	456,556	4.6%	13.0%	10,241,104	663,715	6.5%	(4.5)%
Total	30,193,255	1,549,674	5.1%	4.8%	30,196,993	1,687,502	5.6%	3.6%	32,597,259	3,177,134	9.7%	(2.3)%

	Year Ended December 31,
	2020				2021				2022
			Average				Average				Average
	Average	Interest	Nominal	Average	Average	Interest	Nominal	Average	Average	Interest	Nominal	Average
	Balance	Earned	Rate	Yield	Balance	Earned	Rate	Yield	Balance	Earned	Rate	Yield

	(in millions of Ch$)
NON-INTEREST EARNING ASSETS
Cash
Ch$	434,581	—	—	—	407,543	—	—	—	601,079	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	306,202	—	—	—	307,298	—	—	—	386,698	—	—	—
Total	740,783	—	—	—	714,841	—	—	—	987,777	—	—	—
Allowance for loan losses
Ch$	(551,386)	—	—	—	(542,693)	—	—	—	(382,007)	—	—	—
UF	(2,262)	—	—	—	(2,683)	—	—	—	—	—	—	—
Foreign currency	(281,992)	—	—	—	(279,013)	—	—	—	(381,074)	—	—	—
Total	(835,640)	—	—	—	(824,389)	—	—	—	(763,080)	—	—	—
Property, plant and equipment
Ch$	35,482	—	—	—	31,105	—	—	—	29,775	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	21,137	—	—	—	22,629	—	—	—	18,072	—	—	—
Total	56,619	—	—	—	53,734	—	—	—	47,848	—	—	—
Derivatives
Ch$	2,738,668	—	—	—	1,949,562	—	—	—	2,639,433	—	—	—
UF	361,193	—	—	—	227,722	—	—	—	136,903	—	—	—
Foreign currency	1,211,278	—	—	—	703,530	—	—	—	654,886	—	—	—
Total	4,311,139	—	—	—	2,880,814	—	—	—	3,431,223	—	—	—
Other assets
Ch$	1,713,607	—	—	—	1,411,612	—	—	—	1,498,061	—	—	—
UF	64,946	—	—	—	13,764	—	—	—	15,982	—	—	—
Foreign currency	1,097,310	—	—	—	839,525	—	—	—	978,542	—	—	—
Total	2,875,863	—	—	—	2,264,901	—	—	—	2,492,586	—	—	—
Total non-interest earning assets
Ch$	4,370,952	—	—	—	3,257,129	—	—	—	4,386,343	—	—	—
UF	423,877	—	—	—	238,803	—	—	—	152,885	—	—	—
Foreign currency	2,353,935	—	—	—	1,593,969	—	—	—	1,657,125	—	—	—
Total	7,148,764	—	—	—	5,089,901	—	—	—	6,196,353	—	—	—
Total assets
Ch$	14,636,440	505,650	—	—	13,528,447	468,542	—	—	15,527,425	857,296	—	—
UF	10,070,902	471,860	—	—	10,238,685	762,404	—	—	11,367,958	1,656,123	—	—
Foreign currency	12,634,677	572,164	—	—	11,519,762	456,556	—	—	11,898,229	663,715	—	—
Total	37,342,019	1,549,674	—	—	35,286,894	1,687,502	—	—	38,793,612	3,177,134	—	—

	Year Ended December 31,
	2020				2021				2022
			Average	Average			Average	Average			Average	Average
	Average	Interest	Nominal	Paid	Average	Interest	Nominal	Paid	Average	Interest	Nominal	Paid
	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate

	(in millions of Ch$ except for percentages)
LIABILITIES AND EQUITY
INTEREST BEARING LIABILITIES
Time Deposits
Ch$	8,417,414	140,558	1.7%	(0.9)%	6,712,461	76,813	1.1%	(5.6)%	6,778,144	545,702	8.1%	(4.2)%
UF	403,581	23,615	5.9%	3.2%	426,302	41,344	9.7%	2.3%	1,031,288	149,476	14.5%	1.5%
Foreign currency	3,374,784	103,309	3.1%	8.3%	3,183,277	54,347	1.7%	9.9%	3,414,999	137,413	4.0%	(6.7)%
Total	12,195,779	267,482	2.2%	1.8%	10,322,040	172,504	1.7%	(0.5)%	11,224,431	832,590	7.4%	(4.4)%
Central Bank borrowings
Ch$	1,539,759	7,162	0.5%	(2.1)%	2,794,810	13,903	0.5%	(6.3)%	3,007,334	15,245	0.5%	(10.9)%
UF	—	—	—	—	—	—	—	—	—	—	—	-
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	-
Total	1,539,759	7,162	0.5%	(2.1)%	2,794,810	13,903	0.5%	(6.3)%	3,007,334	15,245	0.5%	(10.9)%
Repurchase agreements
Ch$	409,857	3,204	0.8%	(1.8)%	208,730	2,001	1.0%	(5.8)%	302,300	22,084	7.3%	(4.9)%
UF	—	—	—	—	—	—	—	—	—	0	—	—
Foreign currency	188,347	5,418	2.9%	8.1%	198,336	3,788	1.9%	10.1%	133,331	5,985	4.5%	(6.3)%
Total	598,204	8,622	1.4%	1.3%	407,066	5,789	1.4%	2.0%	435,631	28,069	6.4%	(5.3)%
Mortgage finance bonds
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	34,536	1,262	3.7%	0.6%	26,148	2,214	8.5%	1.2%	20,645	3,474	16.8%	3.6%
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	34,536	1,262	3.7%	0.6%	26,148	2,214	8.5%	1.2%	20,645	3,474	16.8%	3.6%
Bonds
Ch$	839,586	60,282	7.2%	4.1%	756,997	54,428	7.2%	(0.0)%	561,104	14,766	2.6%	(9.0)%
UF	4,761,392	188,066	3.9%	0.9%	4,836,218	353,120	7.3%	0.1%	4,998,818	864,312	17.3%	4.0%
Foreign currency	757,911	42,379	5.6%	10.5%	748,826	44,011	5.9%	14.4%	542,084	69,618	12.8%	1.3%
Total	6,358,889	290,727	4.6%	2.5%	6,342,041	451,559	7.1%	1.8%	6,102,006	948,697	15.6%	2.5%
Commercial paper
Ch$	—	—	—	—	—	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—	—	—	—
Other interest bearing liabilities
Ch$	2,236,779	8,195	0.4%	(2.6)%	2,964,506	6,590	0.2%	(6.5)%	2,587,404	18,491	0.7%	(10.7)%
UF	121,987	330	0.3%	(2.7)%	104,505	16,116	15.4%	7.7%	107,027	25,383	23.7%	9.7%
Foreign currency	3,600,564	99,457	2.8%	7.5%	3,064,690	42,520	1.4%	9.6%	3,901,683	134,717	3.5%	(7.2)%
Total	5,959,330	107,982	1.8%	3.5%	6,133,701	65,226	1.1%	1.8%	6,596,115	178,590	2.7%	(8.3)%

Total interest bearing liabilities
Ch$	13,443,396	219,401	1.6%	(1.3)%	13,437,504	153,735	1.1%	(5.6)%	13,236,286	616,288	4.7%	(7.2)%
UF	5,321,495	213,273	4.0%	1.0%	5,393,173	412,794	7.7%	0.4%	6,157,778	1,042,645	16.9%	3.7%
Foreign currency	7,921,605	250,563	3.2%	7.9%	7,195,129	144,666	2.0%	10.2%	7,992,098	347,732	4.4%	(6.4)%
Total	26,686,496	683,237	2.6%	1.9%	26,025,806	711,195	2.7%	0.0%	27,386,161	2,006,666	7.3%	(4.5)%

	Year Ended December 31,
	2020				2021				2022
			Average	Average			Average	Average			Average	Average
	Average	Interest	Nominal	Paid	Average	Interest	Nominal	Paid	Average	Interest	Nominal	Paid
	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate	Balance	Paid	Rate	Rate

	(in millions of Ch$)
NON-INTEREST EARNING LIABILITIES
Non-interest-bearing demand deposits
Ch$	680,483	—	—	—	866,289	—	—	—	826,140	—	—	—
UF	5,294	—	—	—	19,225	—	—	—	24,671	—	—	—
Foreign currency	1,831,418	—	—	—	1,908,078	—	—	—	2,065,739	—	—	—
Total	2,517,195	—	—	—	2,793,592	—	—	—	2,916,551	—	—	—
Derivatives
Ch$	2,582,756	—	—	—	1,809,955	—	—	—	2,712,668	—	—	—
UF	449,618	—	—	—	252,001	—	—	—	103,514	—	—	—
Foreign currency	1,288,305	—	—	—	734,176	—	—	—	685,355	—	—	—
Total	4,320,679	—	—	—	2,796,132	—	—	—	3,501,536	—	—	—
Other non-interest-bearing
Ch$	368,659	—	—	—	502,891	—	—	—	617,766	—	—	—
UF	234,737	—	—	—	238,520	—	—	—	142,524	—	—	—
Foreign currency	338,847	—	—	—	338,883	—	—	—	430,636	—	—	—
Total	942,243	—	—	—	1,080,294	—	—	—	1,190,925	—	—	—
Equity
Ch$	2,636,110	—	—	—	2,313,955	—	—	—	2,863,372	—	—	—
UF	126,645	—	—	—	174,063	—	—	—	338,104	—	—	—
Foreign currency	112,651	—	—	—	103,051	—	—	—	55,815	—	—	—
Total	2,875,406	—	—	—	2,591,069	—	—	—	3,257,290	—	—	—
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	6,268,008	—	—	—	5,493,090	—	—	—	7,019,946	—	—	—
UF	816,294	—	—	—	683,809	—	—	—	608,812	—	—	—
Foreign currency	3,571,221	—	—	—	3,084,188	—	—	—	3,237,544	—	—	—
Total	10,655,523	—	—	—	9,261,087	—	—	—	10,866,302	—	—	—
Total liabilities and equity(1)
Ch$	19,711,404	219,401	—	—	18,930,595	153,735	—	—	20,256,232	616,288	—	—
UF	6,137,789	213,273	—	—	6,076,982	412,794	—	—	6,766,590	1,042,645	—	—
Foreign currency	11,492,826	250,563	—	—	10,279,317	144,666	—	—	11,229,642	347,732	—	—
Total	37,342,019	683,237	—	—	35,286,894	711,195	—	—	38,252,464	2,006,666	—	—
(1)	Represents total of interest-bearing and non-interest-bearing liabilities and shareholders’ equity.

Interest-earning Assets—Net Interest Margin

The following tables analyze, by currency of denomination, our levels of average interest-earning assets and net interest, and illustrate the comparative margins obtained, for each of the periods indicated:

	Year Ended December 31,
	2020	2021	2022

	(in millions of Ch$
	except for percentages)
Total average interest earning assets
Ch$	10,265,488	10,271,318	11,141,083
UF	9,647,025	9,999,882	11,215,073
Foreign currency	10,280,742	9,925,793	10,241,104
Total	30,193,255	30,196,993	32,597,260
Net interest earned(1)
Ch$	286,249	314,807	221,879
UF	258,587	349,610	628,739
Foreign currency	321,601	311,890	319,851
Total	866,437	976,307	1,170,469
Net interest margin, nominal basis(2)
Ch$	2.8%	3.06%	1.99%
UF	2.7%	3.50%	5.61%
Foreign currency	3.1%	3.14%	3.12%
Total	2.9%	3.23%	3.59%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income and Interest Expense—Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our net interest income between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates from 2020 to 2021 and from 2021 to 2022.

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

	Increase (Decrease)
	from 2021 to 2022 due to changes in
			Net Change
			from 2021
	Volume	Rate	to 2022

	(in millions of Ch$)
ASSETS
INTEREST EARNING ASSETS
Deposits in Central Bank
Ch$	(3,215)	40,604	37,389
UF	—	—	—
Foreign currency	(1)	764	763
Total	(3,216)	41,368	38,152
Financial Investments
Ch$	9,037	194,709	203,746
UF	(7,532)	36,031	28,499
Foreign currency	2,335	8,936	11,271
Total	3,840	239,676	243,516
Total Loans
Ch$	30,701	91,106	121,807
UF	102,286	762,934	865,220
Foreign currency	54,750	118,690	173,440
Total	187,737	972,730	1,160,467
Interbank Loans
Ch$	—	—	—
UF	—	—	—
Foreign currency	(83)	1,471	1,388
Total	(83)	1,471	1,388
Investment under resale agreements
Ch$	260	8,812	9,072
UF	—	—	—
Foreign currency	1,753	3,728	5,481
Total	2,013	12,540	14,553
Other interest earning assets
Ch$	(72)	16,812	16,740
UF	—	—	—
Foreign currency	(5,374)	20,191	14,817
Total	(5,446)	37,003	31,557
Total interest earning assets
Ch$	36,711	352,043	388,754
UF	94,754	798,965	893,719
Foreign currency	53,380	153,780	207,160
Total	184,845	1,304,788	1,489,633

	Increase (Decrease)
	from 2021 to 2022 due to changes in
			Net Change
			from 2021
	Volume	Rate	to 2022

	(in millions of Ch$)
LIABILITIES AND SHAREHOLDERS’ EQUITY
INTEREST BEARING LIABILITIES
Time deposits
Ch$	723	471,142	471,865
UF	58,684	49,441	108,125
Foreign currency	3,939	78,128	82,067
Total	63,346	598,711	662,057
Central Bank borrowings
Ch$	1,063	208	1,271
UF	—	—	—
Foreign currency	—	—	—
Total	1,063	208	1,271
Repurchase agreements
Ch$	936	19,061	19,997
UF	—	—	—
Foreign currency	(1,235)	3,452	2,217
Total	(299)	22,513	22,214
Mortgage finance bonds
Ch$	—	—	—
UF	(468)	1,720	1,252
Foreign currency	—	—	—
Total	(468)	1,720	1,252
Bonds
Ch$	(14,104)	(26,214)	(40,318)
UF	11,870	466,315	475,003
Foreign currency	(12,198)	34,984	22,786
Total	(14,432)	475,085	457,471
Commercial paper
Ch$	—	—	—
UF	—	—	—
Foreign currency	—	—	—
Total	—	—	—
Other interest bearing liabilities
Ch$	(754)	33,026	32,272
UF	388	26,723	27,111
Foreign currency	11,718	80,105	91,823
Total	11,352	139,854	151,206
Total interest bearing liabilities
Ch$	(12,136)	497,223	485,087
UF	70,474	544,199	611,491
Foreign currency	2,224	196,669	198,893
Total	60,562	1,238,091	1,295,471

Return on Equity and Assets

The following table sets forth our return on average shareholders’ equity and average total assets and related information for each of the periods indicated.

	Years ended December 31,
	2020	2021	2022

	(in millions of Ch$, except for percentages)
Net income (loss)	(826,155)	276,237	443,360
Net income (loss) attributable to equity holders of the Bank	(808,784)	273,410	443,288
Average total assets	37,342,019	35,286,894	38,793,612
Average equity	2,875,406	2,591,069	3,257,290
Net income (loss) as a percentage of:
Average total assets	(2.24)%	0.77%	1.14%
Average equity	(29.18)%	10.55%	13.61%
Average equity as a percentage of:
Average total assets	7.69%	7.34%	8.40%
Annual cash dividend	127,065	—	83,332
Dividend payout ratio, based on net income attributable to shareholders under local GAAP	100.00%	—%	30.00%

Investment Portfolio

Our financial investments are classified into measurement categories based on both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

Financial investments as of December 31, 2020, 2021 and 2022 are as follows:

	As of December 31,
	2020	2021	2022

	(in millions of Ch$)
Financial Instruments at Fair Value Through Profit or Loss
Chilean Central Bank and Government securities
Central Bank of Chile securities	21,369	50,743	160,751
Other Chilean Central Bank and Government securities	86,673	—	—
Other Chilean securities
Bonds	271	111	22,877
Notes	—	—	—
Other securities	—	—	—
Foreign financial securities
Bonds	432,178	232,083	182,268
Other securities	4,861	8,824	4,658
Investments in mutual funds
Funds managed by related entities	35,017	39,842	47,598
Funds managed by third parties	—	—	—
Financial assets not held for trading valued mandatorily at fair value through profit or loss
Loans originated and acquired by the entity at fair value	—	—	53,206
Other investments
Other financial instruments at FVTPL	2,341	1,121	925
Totals	582,710	332,724	472,283

	As of December 31,
	2020	2021	2022

	(in millions of Ch$)
Financial Instruments at Fair Value Through Other Comprehensive Income
Chilean Central Bank and Government securities
Chilean Central Bank instruments	1,170,841	1,918,659	2,227,029
Chilean Treasury bonds	1,783,765	1,060,379	618,208
Other goverment securities	101,573	123,991	126,669
Other local institutions financial instruments
Time deposits in local banks	14,856	—	114,567
Mortgage finance bonds	30	—	—
Chilean financial institutions bonds	277,163	119,302	—
Other local financial investments	—	15,840	90,790
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	217,185	45,386	311,319
Other foreign financial instruments	394,691	366,487	236,843
Investments not quoted in active markets
Corporate bonds	—	—	—
Equity instruments	—	—	—
Other financial instruments	10,795	10,406	9,865
Total	3,970,899	3,660,450	3,735,290

As of December 31,
	2020	2021	2022

(in millions of Ch$)
Financial Instruments at Amortized Cost
Chilean Central Bank and Government securities
Chilean Central Bank instruments	—	—	—
Chilean Treasury bonds	—	—	854,361
Other goverment securities	—	—	—
Other local institutions financial instruments
Time deposits in local banks	—	—	—
Mortgage finance bonds	—	—	—
Chilean financial institutions bonds	—	—	—
Other local financial investments	—	—	—
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	—	—	—
Other foreign financial instruments	111,542	187,455	159,582
Investments not quoted in active markets	—	—
Corporate bonds			—
Equity instruments	—	—
Other financial instruments	—	—	—
Total	111,542	187,455	1,013,943

The following tables set forth an analysis of our investments, by time remaining to maturity and the weighted average nominal rates of such investments, as of December 31, 2022:

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$

	(in millions of Ch$, except for percentages)
Financial Instruments at Fair Value Through Profit or Loss
Chilean Central Bank and Government securities
Central Bank of Chile securities	160,578	51.47%	173	0.13%	—	—	—	—	160,751
Other Chilean Central Bank and Government securities	—	—	—	—	—	—	—	—	—
Other Chilean securities
Notes	—	—	—	—	—	—	—	—	—
Other securities	—	—	—	—	—	—	—	—	—
Bonds	—	—	22,744	17.21%	129	0.64%	4	0.05%	22,877
Foreign financial securities
Bonds	44,990	14.42%	109,211	82.66%	20,118	99.36%	7,949	99.95%	182,268
Other securities	4,658	1.49%	—	—	—	—	—	—	4,658
Investments in mutual funds
Funds managed by related entities	47,598	15.26%	—	—	—	—	—	—	47,598
Funds managed by third parties	—	—	—	—	—	—	—	—	—
Financial assets not held for trading valued mandatorily at fair value through profit or loss
Loans originated and acquired by the entity at fair value	53,206	17.06%	—	—	—	—	—	—	53,206
Other investments
Other financial instruments at FVTPL	925	0.30%	—	—	—	—	—	—	925
Totals	311,955	33.84%	132,128	71.28%	20,247	98.73%	7,953	99.90%	472,283

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years through ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$

	(in millions of Ch$, except for percentages)
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	2,226,482	72.23%	—	—	547	0.46%	—	—	2,227,029
Chilean Treasury bonds	479,464	15.55%	126,786	33.00%	11,958	10.05%	—	—	618,208
Other I Securities	—	—	28,303	7.37%	98,366	82.70%	—	—	126,669
Other local institutions financial instruments
Time deposits in local banks	96,815	3.14%	17,752	4.62%	—	—	—	—	114,567
Mortgage finance bonds	—	—	—	—	—	—	—	—	—
Chilean financial institutions bonds	—	—	—	—	—	—	—	—	—
Other local financial investments	—	—	90,790	23.63%	—	—	—	—	90,790
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	51,106	1.66%	104,031	27.07%	6,687	5.62%	149,495	100.00%	311,319
Other foreign financial instruments	218,884	7.10%	16,580	4.31%	1,379	1.16%	—	—	236,843
Investments not quoted in active markets	—	—	—	—	—	—	—	—	—
Corporate bonds
Equity instruments	—	—	—	—	—	—	—	—	—
Other financial instruments	9,865	0.32%	—	—	—	—	—	—	9,865
Total	3,082,617	55.22%	384,242	24.74%	118,937	69.74%	149,495	100.00%	3,735,290

	Within one year	Weighted average Nominal Rate	After one year but withing five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	Ater ten years	Weighted average Nominal Rate	Total
	Ch$	%	Ch$	%	Ch$	%	Ch$	%	Ch$

(in millions of Ch$, except for percentages)
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	—	—	—	—	—	—	—	—	—
Chilean Treasury bonds	686,826	81.23%	124,031	99.33%	43,504	100.00%	—	—	854,361
Other I Securities	—	—	—	—	—	—	—	—	—
Other local institutions financial instruments
Time deposits in local banks	—	—	—	—	—	—	—	—	—
Mortgage finance bonds	—	—	—	—	—	—	—	—	—
Chilean financial institutions bonds	—	—	—	—	—	—	—	—	—
Other local financial investments	—	—	—	—	—	—	—	—	—
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	—	—	—	—	—	—	—	—	—
Other foreign financial instruments	158,742	18.77%	840	0.67%	—	—	—	—	159,582
Investments not quoted in active markets	—	—	—	—	—	—	—	—	—
Corporate bonds
Equity instruments	—	—	—	—	—	—	—	—	—
Other financial instruments	—	—	—	—	—	—	—	—	—
Total	845,568	69.50%	124,871	98.66%	43,504	100.00%	—	—	1,013,943

Loan Portfolio

The following table presents our loans by type of loan as of December 31, 2020, 2021 and 2022. Except where otherwise specified, all loan amounts stated below are before deduction for the allowance for loan losses. Total loans reflect our loan portfolio, including past due principal amounts. For 2020, 2021 and 2022, our loan portfolio refers to loans and accounts receivable from customers at amortized cost.

	As of December 31,
	2020	2021	2022
Commercial loans:
Commercial loans	12,172,207	12,664,323	12,798,454
Foreign trade loans	847,086	1,168,577	1,692,494
Checking account debtors	70,126	70,461	117,197
Factoring operations	155,540	243,667	350,952
Student loans	594,688	554,096	554,513
Leasing transactions	940,989	948,807	943,411
Other loans and receivables	28,163	22,739	—
Subtotals	14,808,799	15,672,670	16,457,021
Mortgage loans:
Letters of credit loans	23,345	18,563	13,368
Endorsable mutual mortgage loans	90,456	78,637	75,536
Other mutual mortgage loans	4,820,863	5,777,121	6,620,099
Leasing transactions	307,574	313,167	274,536
Other loans and receivables	74,515	57,483	47,071
Subtotals	5,316,753	6,244,971	7,030,610
Consumer loans:
Consumer loans	1,866,015	2,069,548	2,176,507
Checking account debtors	124,009	109,143	143,491
Credit card debtors	467,624	609,078	763,486
Consumer leasing transactions	1,467	783	669
Other loans and receivables	33,314	37,167	36,001
Subtotals	2,492,429	2,825,719	3,120,154
Loans	22,617,981	24,743,360	26,607,785
Loans and receivables from Banks	7,131	80,907	46,441
Total	22,625,112	24,824,267	26,654,226

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

Current account debtors: The term “current account debtors” refers to our customers that receive short-term operating loans with a pre-approved credit limit. This category includes overdraft loans.

Factoring operations: Factoring operations refer to the transactions in which our customers assign their accounts receivable (invoices, bills, among others) to us, which allows them to convert their sales into cash regardless of the original terms agreed upon for payment, improving their liquidity, financial indices and also delegating the collection management efforts to us and/or our subsidiaries.

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

Other loans and receivables: This sub-category includes loans that are ancillary or that complement mutual mortgage loans.

The balances of the renegotiated mortgage loans as of December 31, 2020, 2021 and 2022 were as follows:

	As of December 31,
	2020	2021	2022

	(in millions of Ch$)
Opening balance(1)	12,080	12,893	12,676
Renegotiated(2)	4,021	4,533	1,554
Recovery(3)	(3,010)	(4,750)	(4,724)
Write-offs(4)	(198)	—	(198)
Final balance	12,893	12,676	9,308
(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.

(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

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

Consumer loans include the following sub-categories:

Consumer loans: This sub-category comprises loans granted to individuals in Chilean pesos, generally on a fixed rate nominal basis, to finance the purchase of consumer goods or to pay for services. These loans are generally paid in monthly installments which include principal amortization and interest payments.

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

The balances of the renegotiated consumer loans as of December 31, 2020, 2021 and 2022 were as follows:

	As of December 31,
	2020	2021	2022

	(in millions of Ch$)
Opening balance(1)	236,689	333,080	336,833
Renegotiated(2)	133,404	49,792	72,926
Recovery(3)	(42,103)	(50,195)	(37,279)
Write-offs(4)	5,090	4,156	1,332
Final balance	333,080	336,833	373,812
(1)	Corresponds to the renegotiated portfolio opening balance.
(2)	Corresponds to the additions to the renegotiated loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from renegotiated loans during each respective period.
(4)	Corresponds to write-offs of renegotiated loans during each respective period.

As part of our business model we seek to be able to assist our customers when they are experiencing financial problems that cause them to fall behind on their payments. As a result, we make certain concessions when we renegotiate a loan, which may include the following: (i) extension of the payment period; and (ii) modifications to the interest rate based on each customer’s ability to pay.

The above-mentioned concessions are considered on a case-by-case basis. The grant of any concessions will depend on the situation of each customer and pursuant to the analysis by our collection department.

Furthermore, we offer a range of products to renegotiate loans, such as payment extensions or new operations to reduce the probability of write-offs.

Regarding the renegotiated loan portfolio, they are classified as impaired when the loan has 90 days past due or when a new loan is approved to customers with over 60 days past due. Therefore, the associated allowance for loan losses is based on a probability of default of 100%. To reclassify a renegotiated loan out of the impaired classification, the normative criteria are defined by the CMF, i.e. the customer must be for at least four consecutive installments and less than 30 days past due. In the case of IFRS 9, we use additional internal criteria, where a renegotiated loan must remain in Stage 3 for at least five months after having fulfilled the normative cure conditions.

Remedial Management Portfolio

The remedial portfolio table set forth below represents the commercial loan portfolio and leasing portfolio managed by the remedial portfolio management unit (internally named Gerencia Mayorista de Reestructuración y Negocios Especiales, or “GERNE”, or “Wholesale Restructuring and Special Situations”), which is part of the credit risk structure. This portfolio includes clients who have sought bankruptcy protection or are in liquidation, renegotiated commercial loans and leasing operations, commercial loans paid regularly but with a certain delay, and commercial loans undergoing legal collection process.

The wholesale restructuring and special situations unit (GERNE) managed a deteriorated exposure (internal classification of B3 or worse according to CMF criteria) of over Ch$500 million in 2022.

	As of December 31,
	2020	2021	2022

	(in millions of Ch$)
Opening balance(1)	459,259	457,242	658,344
Additions to normalization portfolio(2)	129,626	355,675	94,007
Recovery(3)	(86,067)	(118,434)	(47,728)
Write-offs(4)	(45,576)	(36,139)	(60,829)
Final balance(5)	457,242	658,344	643,794
(1)	Opening balance of the remedial portfolio.
(2)	Additions to remedial portfolio during each respective period.
(3)	Recovery (which may include payments, or settlements by judicial action) obtained during each respective period.
(4)	Loans and leasing operations write-offs of remedial management portfolio during each respective period.
(5)	Ending balance of the remedial management portfolio (outstanding and contingent exposures).

Currently, our remedial management portfolio is handled by GERNE. The team has activities such as:

●	Analyzing borrowers’ status and viability and to assess the chances of recovery;
●	Establishing strategies and action plans in order to manage debtors’ portfolio;
●	Restructuring debt negotiating new payment schedules;
●	Transferring debtors to the collection—legal proceedings;
●	Supervising and monitoring legal collection progress;
●	Assuring appropriate internal classification;
●	Assisting and coordinating with the clients, when possible, if a plan of assets disposals is needed to ensure their financial feasibility;

●	Sale of non-performing or distressed portfolio; and
●	Returning to the commercial areas of the bank, those clients already performing that have overcome their financial stress.

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

The remedial portfolio management team is responsible for determining any action that will be taken related to the customer (restructuring of debt  collection, judicial proceeding, etc.), within a period not exceeding 30 days.

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

Commercial loans. Our risk index as of December 31, 2020, 2021 and 2022, was 5.0%, 4.3% and 3.2%, respectively. The quality of our commercial loans depends on Chilean GDP growth, interest rates, changes in regulations, the general level of indebtedness and other economic conditions. Commercial loans include foreign trade loans, leasing contracts and factored receivables.

The main objective of our Corporate Risk Management Division is to maintain an adequate risk-return ratio for our assets, providing balance between commercial business goals and sound risk acceptance criteria, in accordance with our strategic objectives. This division’s work is based on its associates’ experience in evaluating credit risk using specialized, segmented management techniques, which has enabled it to build a sound, risk-conscious culture aligned with our strategy.

The Corporate Risk Management Division helps define credit processes for the companies’ business unit, including approval, monitoring and collections practices, using a regulatory and preventive outlook on credit risk. It also actively participates in loan approval and monitoring processes, which has helped us spread a risk-focused culture, reinforced by ongoing training for sales and risk executives. The division also directly manages higher risk loans in order to maximize recovery using a specialized approach.

Mortgage loans. The risk index of our residential mortgage loans as of December 31, 2020, 2021 and 2022, was 1.4%, 1.2% and 1.4%, respectively.

Consumer loans. The risk index of our consumer loans as of December 31, 2020, 2021 and 2022, was 8.9%, 6.7% and 8.8%, respectively.

We consider Itaú Chile’s Risk Index to be an important indicator of the quality of Itaú Chile’s loan portfolio.

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

Our Risk Index (calculated using general ledger balances and applying IFRS 9) as of December 31, 2021 and 2022 was:

			% Change
	As of December 31,		from
	2021	2022	2022/2021

	(in millions of Ch$ except for percentages)
Total loans	24,743,360	26,607,785	7.5%
Commercial loans	15,672,670	16,457,021	5.0%
Mortgage loans	6,244,971	7,030,610	12.6%
Consumer loans	2,825,719	3,120,154	10.4%
Allowances for loan losses	947,812	895,974	(5.5)%
Commercial loans	681,029	521,199	(23.5)%
Mortgage loans	77,298	100,844	30.5%
Consumer loans	189,485	273,931	44.6%
Allowances for loan losses as a percentage of total loans	3.8%	3.4%	(10.5)%
Commercial loans	4.3%	3.2%	(25.6)%
Mortgage loans	1.2%	1.4%	16.7%
Consumer loans	6.7%	8.8%	31.3%

During 2022, our loan portfolio and, consequently, our allowances for loan losses, were positively impacted primarily due to an improvement in the commercial segment, offset by deterioration in the consumer segment.

Our loan portfolio increased 7.5%, which was mainly driven by an increase in mortgage and consumer loans in Chile, as well as in the mortgage business in Colombia. Our mortgage loans, which is the business unit with the lowest level of risk, performed well, increasing from Ch$6,244,971 million in 2021 to Ch$7,030,610 million in 2022, and our consumer loans, the business unit with the highest level of risk, increased from Ch$2,825,719 million in 2021 to Ch$3,120,154 million in 2022. As of December 31, 2022, commercial loans, mortgage loans and consumer loans represented 61.9%, 26.4% and 11.7% of our total loan portfolio, respectively.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis of our loans by type and time remaining to maturity as of December 31, 2022:

		Due after	Due after
		1 year	5 year		Balance as of
	Due in 1	through	through	Due after	December 31,
	year or less	5 years	15 years	15 years	2022

	(in millions of Ch$ as of December 31, 2022)
Commercial loans	7,199,681	4,184,349	904,692	509,732	12,798,454
Foreign trade loans	1,657,399	4,201	431	30,463	1,692,494
Current account debtors	85,903	—	—	31,294	117,197
Factoring operations	350,952	—	—	—	350,952
Student loans	11,075	41,134	210,662	291,642	554,513
Leasing transactions	36,601	477,813	408,847	20,150	943,411
Other loans and receivables	—	—	—	—	—
Subtotals	9,341,611	4,707,497	1,524,632	883,281	16,457,021
Letters of credit loans	239	7,776	5,343	10	13,368
Endorsable mutual mortgage loans	488	18,921	7,078	49,049	75,536
Other mutual mortgage loans	480,978	1,568,777	88,012	4,482,332	6,620,099
Leasing transactions	1,045	9,901	263,590	—	274,536
Other loans and receivables	—	29,569	55	17,447	47,071
Subtotals	482,750	1,634,944	364,078	4,548,838	7,030,610
Consumer loans	761,114	1,126,666	287,270	1,457	2,176,507
Current account debtors	143,491	—	—	—	143,491
Credit card debtors	763,486	—	—	—	763,486
Consumer leasing transactions	29	47	—	593	669
Other loans and receivables	35,876	—	125	—	36,001
Subtotals	1,703,996	1,126,713	287,395	2,050	3,120,154
Subtotal loans					26,607,785
Loans and receivables to banks					46,441
Total loans					26,654,226

The following table presents the interest rate analysis of our outstanding loans due after one year as of December 31, 2022.

As of December 31, 2022
Variable interest rate
Ch$	488,384
UF	1,759,060
Ch$ indexed to US$	319,113
Foreign currency	1,558,115
Subtotal	4,124,672
Fixed interest rate
Ch$	2,019,526
UF	5,981,365
Ch$ indexed to US$	1,659,675
Foreign currency	1,294,191
Subtotal	10,954,756
Total	15,079,428

The following table sets forth an analysis of our foreign loans by type and time remaining to maturity as of December 31, 2022:

	Due in 1
	year	Due after 1 year	Due after 5	Due after 5 year
2022	or less	through 5 years	year	through 15 years	Total

	(in millions of Ch$ as of December 31, 2022)
Commercial loans	4,405	—	—	—	4,405
Foreign loans (*)	1,768,614	1,655,959	1,412,489	—	4,837,062
Total	1,773,019	1,655,959	1,412,489	—	4,841,467

(*)    Includes commercial, mortgage and consumer loans.

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally trade-related. The table below lists our total amounts outstanding to borrowers in foreign countries as of December 31, 2020, 2021 and 2022. This table does not include foreign trade-related loans to Chilean borrowers.

	As of December 31,
	2020	2021	2022

	(in millions of Ch$)
Argentina	31,099	30,883	25,329
Bahamas	—	—	—
Brazil	12,840	42,341	44,167
British Virgin Islands	—	—	—
Colombia	4,649,475	4,944,875	4,073,644
Denmark	—	—	52,308
El Salvador	—	26,179	33,292
France	—	—	—
Luxembourg	—	—	—
Mexico	31,471	17,807	12,856
Netherlands	—	—
Panama	8,060	9,296	27,050
Perú	238,899	310,929	389,945
Switzerland	—	—	—
United States	161,666	128,060	182,073
Uruguay	884	997	803
Total	5,134,394	5,511,367	4,841,467

We also maintain deposits abroad (primarily demand deposits) in foreign banks, as needed to conduct our foreign trade transactions. The table below lists the amounts of foreign deposits by country as of December 31, 2020, 2021 and 2022.

	As of December 31,
	2020	2021	2022

	(in millions of Ch$)
Australia	(17)	37	1
Belgium	65	—	—
Canadá	272	89	153
China	372	35	11,138
Colombia	227,560	34,292	18,621
Denmark	—	—	—
England	—	—	—
Germany	24,141	14,107	21,783
Italy	—	—	—
Japan	2,054	8,365	530
London	—	—	—
México	1,098	12	—
New Zealand	8	—	—
Norway	1	—	9
Panama	40	91	716
Peru	28,003	276	254
South Korea	—	—	—
Spain	2,273	4,277	1,623
Sweden	158	72	206
Switzerland	210	486	290
United Kingdom	10,960	13,045	7,378
United States	1,443,236	1,917,244	365,586
Venezuela	—	—	—
Total	1,740,434	1,992,428	428,288

Credit Risk Governance

Credit risk management is the responsibility of the Corporate Risk Management Division, which reports to the chief executive officer (or the “CEO”). Its objective is to ensure that risk management is a competitive advantage for the Bank, through an integral management that allows the business areas to achieve their objectives, in an environment of adequate control and alignment with the risk strategy of the Bank.

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

In the case of Wholesale Banking customers, the assessment focuses on the credit history and on the reputation and management capacity of their owners, on their market position and on the demand for their products or services, on their current and projected cash, their solvency and, when applicable, on the guarantees offered in connection with the loan. Credit limits are determined not only on the basis of individual clients, but on the direct and indirect credit risk of entire business groups.

In the case of Retail Banking customers, we mainly use a centralized evaluation and decision-making process, but also a case-by-case assessment when the applicant does not fit the standard model. The credit approval process is based on an assessment of the customer’s credit behavior in the financial system, considering current debt, credit history, income and expense level, ability to pay, personal assets and previous experience (if any) with the Bank.

Risk analysis, both of our Wholesale and Retail Banking customers, is periodically performed. In Wholesale Banking, customers’ credit exposure is reviewed at least once a year, and credit limits can be reduced if potential weaknesses in loan repayment capability are detected.

Wholesale Credit Risk

The credit evaluation process is carried out on a case-by-case assessment of each of our customers. Our internal approval governance structure ensures that credit decisions are adjusted to the risk acceptance parameters, identifying potential risks while keeping a healthy composition of our loan portfolio, aligned with our strategy, commercial objectives and risk appetite.

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

●

Accountability and Responsibility (tied to incentive plans). Branch managers know their customers and they are responsible for credit decisions, but they must first seek approval with a credit risk officer.

●

Analytical Driven Sales Process. We know the customers that we want, and we guide the search for prospects, according to this definition. We permanently offer pre-approved offers of consumer loans, credit cards and revolving credit lines to our current customers, based on advanced analytics and ensuring that the risk profile is within the cut-off threshold and the parameters established under our credit policy. Additionally, we use traditional credit review processes, where credit proposals are evaluated and authorized by a credit expert.

●

Control Environment. To assess the loan authorization ability (approving credit worthy customers and declining non-credit worthy customers), early delinquency rates are periodically monitored, and the sales mix is controlled frequently, according to risk categories.

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

Collection.

We focus on having a high-quality collection process, with a consistent strategy in terms of products, policies, suppliers, means of payment and specialized vendors. The collection process is composed of:

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

●	Policies and Products. Rewrites, standardization offers, and payments agreements are made as necessary. Our objective is to maximize the recovery of capital.
●	Control Environment and Support. Reliable information management systems are used, which allow us to have a controlled process. We have a collection system and predictive dialers for telephony.

Charge-off Policy, Recovery and Planning.

The charge-off policy, recovery and planning process consists of:

●

Charge-off Policy. As a general rule, charge-offs should be done when all collection efforts have been exhausted. These charge-offs consist of derecognition from the consolidated statements of financial position of the corresponding loans transactions in their entirety, and, therefore, include portions of loans that were not past due in the case of installments loans or leasing transactions (no partial charge-offs exist).

●

Loan Loss Allowance. History of defaults, recoveries, write-offs, and collection expenses are used to calculate the allowances of each portfolio. Back testing analyses are periodically performed in order to ensure the right coverage, as well as the correct models performance. Forward-looking information and all considerations required by applicable regulations and standards are considered.

Classification of Loan Portfolio

Loan portfolio is divided into: (1) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (2) mortgage loans (including loans granted to individuals in order to acquire, expand, repair or build residential houses or apartments, in which the value of the property covers at least 125% of the amount of the loan); and (3) commercial loans (long- and short-term loans granted to companies).

Impairment Assessment

The impairment model applies to all financial assets measured at amortized cost and debt securities measured at fair value through other comprehensive income, or “FVTOCI”, including commitment and contingent loans. Investments in equity are outside of the scope of the new impairment requirements.

We account for ECL related to financial assets measured at amortized cost as a loss allowance in the statements of financial position, but the carrying amount of these assets is stated net of the loss allowance. ECL related to contingent loans is accounted for as a provision in the statements of financial position. We recognize in profit or loss, as an impairment gain or loss, the amount of ECL (or reversal) that was required to adjust the loss allowance at the reporting date to the amount that is required to be recognized in accordance with IFRS 9 for financial assets measured at amortized cost and contingent loans.

The model uses a dual measurement approach, under which the loss allowance is measured as either:

●	12-month ECL
●	Lifetime ECL

We have defined default on an individual or collective basis as follows: Individually assessed loans are those for which the allowance for loan losses is calculated on an individual basis by applying the discounted cash flows methodology.

Collectively assessed customers are divided into two main groups in order to leverage available information. These groups are (i) the “corporate portfolio” comprised of those customers for which we have a credit risk rating according to the internal risk rating policy that is consistent with the CMF rules and (ii) the “retail or group portfolio” comprised of those customers which are aggregated into pools of loans that share similar characteristics in terms of risk profile. In addition, the customers’ risk profile groups within the corporate portfolio are built using the CMF classification as the base to assess the IFRS 9 Probability of Default (“PD”).

●	Individual: when exposure is more than 89 days past due, it has been restructured, it is in judicial collection, or it has been written-off.
●	Collective: when exposure is more than 89 days past due, it has been restructured, or it has been identified as impaired by an internal risk committee.

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

At the end of each reporting period, we evaluate whether a financial instrument’s credit risk has significantly increased since initial recognition or whether an asset is considered to be credit-impaired, and consequently classify financial instruments into the respective stage:

●

Stage 1: When loans not purchased as credit-impaired are first recognized, the Bank recognizes an allowance based on 12-month ECL. Stage 1 loans also include facilities where the credit risk has improved, and the loan has been returned to Stage 1.

●

Stage 2: When a loan has shown a significant increase in credit risk since origination, we record an allowance based on lifetime ECL. Stage 2 loans also include facilities where the credit risk has improved, and the loan has been returned to Stage 2.

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

Credit risk assessment and forward-looking information (including macro-economic factors), includes quantitative and qualitative information based on our historical experience, some examples are:

a.	Financial or economic conditions that are expected to cause a significant change in the borrower’s ability to meet its debt obligations.
b.	An actual or expected internal credit rating downgrade for the borrower or decrease in behavioral scoring.

c.	Significant increases in credit risk on other financial instruments of the same borrower.

If contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial credit recognition, but we do not consider this an absolute indicator. We did not rebut the backstop presumption of IFRS 9 relating to SICR or default.

Additionally, we use the below criteria for SICR based on increased risk:

●	Individual: the risk classifications granted by the CMF, looking for changes between the initial recognition and the reference in time of the expected credit loss calculation is made.
●	Collective: comparing lifetime PDs of operations at the time of initial recognition against the reference in time of the ECL calculation is made.

Expected Credit Loss Measurement

The ECL is the probability-weighted estimate of credit losses, i.e. the present value of all cash shortfalls. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. The three main components to measure the ECL are:

●

PD: The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period if the facility has not been previously derecognized and is still in the portfolio.

●

LGD: The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral.

●

EAD: The exposure at default is an estimate of the exposure at a future default date, considering expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdown on committed facilities, and accrued interest from missed payments.

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

We use a multi-factor analysis to perform our credit risk analysis. The type of portfolio or transactions, and whether individually or collectively assessed.

We divide our portfolio into commercial loans, mortgage loans, consumer loans and contingent loans.

We evaluate individually whether objective evidence of impairment exists for loans that are individually significant, then collectively assess loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment available under individual assessment.

Contingent loans

We enter into various irrevocable loan commitments and contingent liabilities. Even though these obligations may not be recognized on our statements of financial position, they contain credit risk and, therefore, form part of our overall risk.

When we estimate the ECL for contingent loans, we estimate the expected portion of the loan commitment that will be drawn down over its expected life.

Forward-looking information

The ECL model includes a broad range of forward-looking information as economic inputs, such as:

●	Copper Price
●	Unemployment rates
●	Central Bank interest rates
●	GDP
●	Monthly Index of Economic Activity
●	Inflation rates

Modifications of financial assets

When a loan measured at amortized cost has been renegotiated or modified but not derecognized, the Bank recognizes the resulting gains or losses as the difference between the carrying amount of the original loans and modified contractual cash flows discounted using the “Effective Interest Rate” (“EIR”) before modification. The EIR is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortized cost of a financial liability.

For ECL estimation purposes of financial assets that have been modified, we are required to distinguish between modification that results in derecognition from those that do not result in derecognition. By internal definition, the generation of a modified asset must derecognize the original asset. However, there are specific situations whereby a modified asset may have not been derecognized, for a limited period of time. Due to the above, the SICR evaluation is made by comparing the risk of the financial asset at the reporting date versus the initial recognition date. Additionally, for the calculation of ECL, modified assets recognize a higher risk than the original asset in order to differentiate their risk with respect to unmodified assets.

Collateral

We seek to use collateral to mitigate our credit risks on financial assets, where possible. Types of collateral are cash, securities, letters of credit, real estate, and inventories. Collateral, unless repossessed, is not recorded in our statements of financial position. However, the fair value of collateral affects the calculation of ECLs. The main collateral associated with mortgage loans, for example, are real estate, which is valued based on data provided by specialized third parties.

The estimation of ECL reflects the cash flows expected from collateral and other credit enhancement that are part of the contractual terms of the financial instruments.

When an asset (real estate) is repossessed, it is transferred to assets held for sale at its fair value less cost to sell and classified as non-financial assets at the repossession date.

Guarantees

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it occurs because a specified debtor fails to make payment when due, in accordance with the terms of a debt instruments. Such financial guarantees are given to banks, financial institutions, and others on behalf of customers to secure loans, overdrafts and other banking facilities.

Financial guarantee contracts are initially measured at fair value and subsequently measured at the higher of:

●	The amount of the loss allowance (calculated as described in Note 1 of our consolidated financial statements); and
●	The premium received on initial recognition less income recognized in accordance with the principles of IFRS 15.

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

Subsequent recoveries of amounts previously charged-off are credited to the income statements, as recovery of loans previously charged-off, as a deduction from provisions for loan losses.

Loan and accounts receivable charge-offs are recorded for overdue and current installments based on the time periods expired since reaching overdue status.

Total Loans—Models Based on Collective Analysis

The following tables provide statistical data regarding the classification of our loans as of the dates indicated below, applying the classification methodology described above:

	As of December 31, 2020
		Allowances
	Total Loans	for loan losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Commercial	12,028,628	380,016	3.16%
Leasing commercial	940,989	24,402	2.59%
Factoring commercial	155,540	4,053	2.61%
Student loans	594,688	17,702	2.98%
Consumer	2,490,962	220,609	8.86%
Leasing consumer	1,467	182	12.41%
Mortgage	5,009,179	61,747	1.23%
Leasing mortgage	307,574	11,718	3.81%

	As of December 31, 2021
		Allowances
	Total Loans	for loan losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Commercial	12,729,331	377,418	2.96%
Leasing commercial	948,807	18,817	1.98%
Factoring commercial	243,667	5,260	2.16%
Student loans	554,096	23,443	4.23%
Consumer	2,824,936	189,440	6.71%
Leasing consumer	783	45	5.75%
Mortgage	5,931,804	65,684	1.11%
Leasing mortgage	313,167	11,614	3.71%

	As of December 31, 2022
		Allowances
	Total Loans	for loan losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Commercial	13,563,149	328,253	2.42%
Leasing commercial	943,411	17,953	1.90%
Factoring commercial	350,952	8,138	2.32%
Student loans	554,513	20,505	3.70%
Consumer	3,119,485	273,887	8.78%
Leasing consumer	669	44	6.58%
Mortgage	6,756,074	91,485	1.35%
Leasing mortgage	274,536	9,359	3.41%

Consumer Loans—Models Based on Retail Analysis

	As of December 31, 2020
		Allowances for loan
	Total Loans	losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Credit cards	466,804	63,428	13.6%
Lines of credit	154,458	13,391	8.7%
Other revolving	2,680	269	10.0%
Installment consumer loans	1,311,198	68,891	5.3%
Card loans	3,522	1,048	29.8%
Salary discount loans	319,404	16,394	5.1%
Renegotiation	232,896	57,188	24.6%
Others	1,467	182	12.4%

	As of December 31, 2021
		Allowances for loan
	Total Loans	losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Credit cards	607,931	39,862	6.6%
Lines of credit	144,917	10,038	6.9%
Other revolving	1,210	99	8.2%
Installment consumer loans	1,507,754	77,185	5.1%
Card loans	1,510	127	8.4%
Salary discount loans	391,577	18,848	4.8%
Renegotiation	170,037	43,281	25.5%
Others	783	45	5.7%

	As of December 31, 2022
		Allowances for loan
	Total Loans	losses	Risk Index (%)

	(in millions of Ch$ except for percentages)
Credit cards	762,478	79,027	10.4%
Lines of credit	178,488	24,720	13.8%
Other revolving	1,005	73	7.3%
Installment consumer loans	1,731,945	107,283	6.2%
Card loans	514	34	6.6%
Salary discount loans	287,800	16,609	5.8%
Renegotiation	157,256	46,143	29.3%
Others	669	44	6.6%

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans as of the dates indicated below, applying the classification explained in prior pages:

2020

	Corporate Portfolio										Group Portfolio
As of December 31, 2020	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Subtotal	Normal Portfolio	Impaired Portfolio	Total	General Total

	(in millions of Ch$)
Loans and receivables from banks	—	—	7,131	—	—	—	—	—	—	7,131	—	—	—	7,131
Allowances for loan losses	—	—	10	—	—	—	—	—	—	10	—	—	—	10
As percentage of total loans	—%	—%	0.14%	—%	—	—	—	—	—	0.14%	—	—	—	0.14%
Loans and receivable from customers
Commercial loans:
Commercial loans	75,982	450,537	1,943,514	3,634,056	2,378,316	737,887	360,664	135,586	1,127,771	10,844,313	1,196,835	131,059	1,327,894	12,172,207
Foreign trade loans	86,639	58,437	122,366	248,956	230,882	63,693	14,570	—	2,386	827,929	14,842	4,315	19,157	847,086
Checking account debtors	—	—	1,412	11,007	13,414	7,533	2,757	807	4,297	41,227	22,485	6,414	28,899	70,126
Factoring operations	1,360	4,566	39,089	49,114	37,481	10,873	2,111	—	385	144,979	10,561	—	10,561	155,540
Student loans	—	—	—	—	—	—	—	—	—	—	521,846	72,842	594,688	594,688
Leasing transactions	—	1,355	75,481	279,461	280,605	99,300	51,653	24,978	67,420	880,253	56,112	4,624	60,736	940,989
Other loans and receivables	—	52	223	923	11,824	757	177	83	396	14,435	12,038	1,690	13,728	28,163
Subtotal Commercial loans	163,981	514,947	2,182,085	4,223,517	2,952,522	920,043	431,932	161,454	1,202,655	12,753,136	1,834,719	220,944	2,055,663	14,808,799
Allowances for loan losses	66	254	3,625	35,619	61,686	38,539	10,755	13,264	497,694	661,502	29,127	56,988	86,115	747,617
As percentage of total loans	0.04%	0.05%	0.17%	0.84%	2.09%	4.19%	2.49%	8.22%	41.36%	5.19%	1.59%	25.79%	4.19%	5.05%
Consumer loans	—	—	—	—	—	—	—	—	—	—	2,327,924	164,505	2,492,429	2,492,429
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	101,880	118,911	220,791	220,791
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	4.38%	72.28%	8.86%	8.86%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	5,083,078	233,675	5,316,753	5,316,753
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	29,842	43,623	73,465	73,465
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.59%	18.67%	1.38%	1.38%
Total loans and receivable to customers	163,981	514,947	2,182,085	4,223,517	2,952,522	920,043	431,932	161,454	1,202,655	12,753,136	9,245,721	619,124	9,864,845	22,617,981
Allowances for loan losses	66	254	3,625	35,619	61,686	38,539	10,755	13,264	497,694	661,502	160,849	219,522	380,371	1,041,873
As percentage of total loans	0.04%	0.05%	0.17%	0.84%	2.09%	4.19%	2.49%	8.22%	41.38%	5.19%	1.74%	35.46%	3.86%	4.61%

2021

	Corporate Portfolio										Group Portfolio
As of December 31, 2021	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Subtotal	Normal Portfolio	Impaired Portfolio	Total	General Total

	(in millions of Ch$)
Loans and receivables from banks	—	28,327	38,557	14,023	—	—	—	—	—	80,907	—	—	—	80,907
Allowances for loan losses	—	23	84	246	—	—	—	—	—	353	—	—	—	353
As percentage of total loans	—%	0.08%	0.22%	1.75%	—	—	—	—	—	0.69%	—	—	—	0.69%
Loans and receivable from customers
Commercial loans:
Commercial loans	94,155	479,911	2,012,206	3,747,293	1,998,548	912,369	512,972	221,975	1,270,957	11,250,386	1,312,658	101,279	1,413,937	12,664,323
Foreign trade loans	—	114,185	316,063	304,671	311,225	87,872	6,872	—	958	1,141,846	23,999	2,732	26,731	1,168,577
Checking account debtors	—	—	560	9,630	14,761	8,079	4,755	1,169	2,842	41,796	24,203	4,462	28,665	70,461
Factoring operations	10,694	28,203	42,950	51,831	73,433	20,878	255	39	528	228,811	14,856	—	14,856	243,667
Student loans	—	—	—	—	—	—	—	—	—	—	485,977	68,119	554,096	554,096
Leasing transactions	—	1,271	84,140	283,619	316,158	84,201	38,128	16,884	63,188	887,589	57,785	3,433	61,218	948,807
Other loans and receivables	38	43	355	1,431	3,207	1,067	268	39	357	6,805	14,647	1,287	15,934	22,739
Subtotal Commercial loans	104,887	623,613	2,456,274	4,398,475	2,717,332	1,114,466	563,250	240,106	1,338,830	13,557,233	1,934,125	181,312	2,115,437	15,672,670
Allowances for loan losses	45	337	5,729	42,196	26,295	36,245	10,564	13,190	419,961	554,562	38,473	87,994	126,467	681,029
As percentage of total loans	0.04%	0.05%	0.23%	0.96%	0.97%	3.25%	1.88%	5.49%	31.37%	4.09%	1.99%	48.53%	5.98%	4.35%
Consumer loans	—	—	—	—	—	—	—	—	—	—	2,706,428	119,291	2,825,719	2,825,719
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	97,425	92,060	189,485	189,485
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	3.60%	77.17%	80.77%	80.77%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	6,038,193	206,778	6,244,971	6,244,971
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	35,811	41,487	77,298	77,298
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.59%	20.06%	20.65%	20.65%
Total loans and receivable to customers	104,887	623,613	2,456,274	4,398,475	2,717,332	1,114,466	563,250	240,106	1,338,830	13,557,233	1,934,125	181,312	2,115,437	24,743,360
Allowances for loan losses	45	337	5,729	42,196	26,295	36,245	10,564	13,190	419,961	554,562	38,473	87,994	126,467	681,029
As percentage of total loans	0.04%	0.05%	0.23%	0.96%	0.97%	3.25%	1.88%	5.49%	31.37%	4.09%	1.99%	48.53%	5.98%	4.35%

2022

	Corporate Portfolio										Group Portfolio
As of December 31, 2022	A1	A2	A3	A4	A5	A6	B1	B2	Impaired	Subtotal	Normal Portfolio	Impaired Portfolio	Total	General Total

	millions of Ch$
Loans and receivables from banks	—	7,940	8,474	27,383	2,644	—	—	—	—	46,441	—	—	—	46,441
Allowances for loan losses	—	7	19	180	113	—	—	—	—	319	—	—	—	319
As percentage of total loans	0.00%	0.09%	0.22%	0.66%	4.28%	0.00%	—	—	—	0.69%	—	—	—	0.69%
Loans and receivable from customers
Commercial loans:
Commercial loans	71,888	304,431	1,763,428	3,654,936	2,018,973	952,161	520,140	229,280	1,275,541	10,790,778	1,809,671	198,005	2,007,676	12,798,454
Foreign trade loans	4,530	201,204	583,500	375,587	353,664	76,247	12,058	274	7,881	1,614,945	76,518	1,031	77,549	1,692,494
Checking account debtors	25	46,788	1,593	8,715	13,801	5,382	3,257	291	3,317	83,169	32,846	1,182	34,028	117,197
Factoring operations	28,444	48,434	16,032	64,080	69,245	23,445	3,427	556	1,744	255,407	91,169	4,376	95,545	350,952
Student loans	—	—	—	—	—	—	—	—	—	—	492,424	62,089	554,513	554,513
Leasing transactions	—	22,756	91,721	295,157	261,649	57,231	24,368	9,705	50,347	812,934	124,885	5,592	130,477	943,411
Other loans and receivables	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal Commercial loans	104,887	623,613	2,456,274	4,398,475	2,717,332	1,114,466	563,250	240,106	1,338,830	13,557,233	2,627,513	272,275	2,899,788	16,457,021
Allowances for loan losses	58	432	5,208	36,522	46,620	16,575	6,383	8,412	219,504	339,714	104,230	77,255	181,485	521,199
As percentage of total loans	0.06%	0.07%	0.21%	(0.83)%	1.72%	1.49%	1.13%	3.50%	16.40%	2.51%	3.97%	28.37%	6.26%	1.96%
Consumer loans	—	—	—	—	—	—	—	—	—	—	2,966,005	154,149	3,120,154	3,120,154
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	142,315	131,616	273,931	273,931
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	4.80%	85.38%	90.18%	90.18%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	6,789,206	241,404	7,030,610	7,030,610
Allowances for loan losses	—	—	—	—	—	—	—	—	—	—	49,129	51,715	100,844	100,844
As percentage of total loans	—	—	—	—	—	—	—	—	—	—	0.72%	21.42%	22.15%	22.15%
Total loans and receivable to customers	104,887	623,613	2,456,274	4,398,475	2,717,332	1,114,466	563,250	240,106	1,338,830	13,557,233	2,627,513	272,275	2,899,788	26,607,785
Allowances for loan losses	58	432	5,208	36,522	46,620	16,575	6,383	8,412	219,504	339,714	104,230	77,255	181,485	521,199
As percentage of total loans	0.06%	0.07%	0.21%	(0.83)%	1.72%	1.49%	1.13%	3.50%	16.40%	2.51%	3.97%	28.37%	6.26%	1.96%

Classification of Loan Portfolio Based on the Customer’s Payment Performance

The following tables set forth the amounts that are current as to payments and interest and the amounts that are overdue under IFRS, as of the dates indicated:

Total Loans

	As of December 31,
	2020	2021	2022

	(in millions of Ch$, except for percentages)
Current	21,403,564	23,683,993	25,225,573
Overdue 1-29 days	362,384	399,850	573,123
Overdue 30-89 days	348,151	194,696	283,589
Overdue 90-180 days	140,702	125,677	190,292
Overdue 181-240 days	42,154	33,254	47,879
Overdue 241-360 days	100,295	79,881	120,484
Overdue more than 360 days	220,731	226,009	166,845
Total loans (excludes interbank loans)	22,617,981	24,743,360	26,607,785

Analysis of Impaired Loans, Non-Performing Loans and Past Due Loans

The following tables analyze our impaired loans and past due loans and the allowances for loan losses existing as of the dates indicated:

	As of December 31,
	2020	2021	2022

	(in millions of Ch$ except for percentages)
Total loans (1)	22,617,981	24,743,360	26,607,785
Impaired loans (2)	1,821,779	1,520,142	1,611,105
Allowance for loan losses (3)	1,041,873	947,812	895,974
Impaired loans as a percentage of total loans	8.1%	6.5%	6.1%
Non-performing loans (4)	503,882	464,821	525,500
Non-performing loans as a percentage of total loans (4)	2.2%	1.9%	2.0%
Past due loans (5)	291,781	309,050	313,613
Past due loans as a percentage of total loans	1.3%	1.2%	1.2%
Allowance for loans losses as a percentage of:
Total loans	4.6%	3.8%	3.4%
Total impaired loans	57.2%	59.0%	55.6%
Total Non-performing loans	206.8%	203.9%	170.5%
Total amounts past due	357.1%	306.7%	285.7%
Reported ECL	1,041,873	947,812	895,974
Reported Coverage (Reported ECL/ loans and accounts receivable at amortized cost)	4.6%	3.8%	3.4%
Write-offs as a percentage of average loans
Commercial loans	0.9%	0.6%	0.8%
Mortgage loans	0.2%	0.2%	0.1%
Consumer loans	0.9%	0.6%	0.8%

(1)Total loans as of December 31, 2020, 2021 and 2022 corresponds to loans and accounts receivable from customers at amortized cost according to IFRS 9.

(2)Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations. For 2020, 2021 and 2022, impaired loans include loans classified in stage 3 according to IFRS 9.

(3)Allowance for loan losses as of December 31, 2020, 2021 and 2022 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9.

(4)Non-performing loans include the principal and interest on any loan with one installment more than 89 days overdue. Total loans in 2020, 2021 and 2022 corresponds to loans at amortized cost. Our loan portfolio classified as stage 3 under IFRS 9 was Ch$1,237,205 million in 2022, Ch$1,449,145 million as of December 31, 2021, and Ch$1,325,218 million in 2020 and Ch$1,237,205 million in 2019 with an ECL coverage of 28.7% in 2022, 33.4% in 2021 and 40.0% in 2020.

(5)	Past due loans include all installments and lines of credit more than 89 days overdue. Past due loans do not include the aggregate principal amount of such loans.

The following table provides further information on our non-performing loans:

	Between	Between	Between	More than
As of December 31, 2020	90-180 days	181-240 days	241-360 days	360 days	Total

	(in millions of Ch$)
Commercial Loans	82,582	37,147	90,953	170,929	381,611
Mortgages Loans	13,148	4,888	9,341	49,799	77,176
Consumer Loans	28,256	122	—	16,718	45,096
Total loans (excludes interbank loans)	123,986	42,157	100,294	237,446	503,882

	Between	Between	Between	More than
As of December 31, 2021	90-180 days	181-240 days	241-360 days	360 days	Total

	(in millions of Ch$)
Commercial Loans	65,636	27,896	73,233	194,319	361,084
Mortgages Loans	18,248	5,194	6,628	36,795	66,865
Consumer Loans	36,689	163	20	—	36,872
Total loans (excludes interbank loans)	120,573	33,253	79,881	231,114	464,821

	Between	Between	Between	More than
As of December 31, 2022	90-180 days	181-240 days	241-360 days	360 days	Total

	(in millions of Ch$)
Commercial Loans	101,713	40,289	107,801	139,090	388,894
Mortgages Loans	26,211	5,721	12,682	27,756	72,371
Consumer Loans	62,367	1,868	—	—	64,235
Total loans (excludes interbank loans)	190,292	47,878	120,484	166,847	525,500

Analysis of Allowances for Loan Losses

The following tables set forth the information regarding movements in our allowances for loan losses during the years ended December 31, 2020, 2021 and 2022, according to IFRS 9. For a description of the various categories mentioned below, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impairment Assessment.”

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Balances as of January 1, 2020	—	42,000	151,135	193,135	145,415	260,297	281,270	686,982	880,117
Changes in the allowances
- Net transfers to stage 1	—	—	—	—	49,315	(39,672)	(9,643)	—	—
- Net transfer to stage 2	(82)	82	—	—	(19,402)	36,007	(16,605)	—	—
- Net transfer to stage 3	(63)	(9,055)	9,118	—	(2,280)	(28,404)	30,684	—	—
- Increases due to change in credit risk	—	8,381	43,940	52,321	28,719	64,496	138,605	231,820	284,141
- Decreases due to change in credit risk	—	(4,761)	(2,088)	(6,849)	(59,996)	(37,255)	(8,515)	(105,766)	(112,615)
- Charge-offs	—	—	(198)	(198)	(1,390)	(14,707)	(158,261)	(174,358)	(174,556)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	(789)	(789)	(789)
New financial assets originated or purchased	46	12,567	104,044	116,657	80,071	118,827	99,210	298,108	414,765
Financial assets that have been derecognized	(500)	(4,873)	(61,022)	(66,395)	(50,438)	(68,536)	(59,044)	(178,018)	(244,413)
Net transfer from (to) group assessed	—	(3,009)	46,698	43,689	—	3,009	(46,698)	(43,689)	—
Foreign exchange and other movements	645	24,948	(36,509)	(10,916)	(4,553)	(13,652)	24,344	6,139	(4,777)
Balances as of December 31, 2020	46	66,280	255,118	321,444	165,461	280,410	274,558	720,429	1,041,873

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Balances as of January 1, 2021	46	66,280	255,118	321,444	165,461	280,410	274,558	720,429	1,041,873
Changes in the allowances	—	—	—		—	—	—
- Net transfers to stage 1	—	—	—	—	59,643	(54,981)	(4,662)	—	—
- Net transfer to stage 2	(434)	896	(462)	—	(14,455)	25,098	(10,643)	—	—
- Net transfer to stage 3	—	(38,161)	38,161	—	(3,441)	(27,535)	30,976	—	—
- Increases due to change in credit risk	551	13,174	30,885	44,610	18,682	67,529	103,802	190,013	234,623
- Decreases due to change in credit risk	—	(1,033)	(252)	(1,285)	(89,207)	(27,141)	(8,353)	(124,701)	(125,986)
- Charge-offs	—	—	(538)	(538)	(2,050)	(12,455)	(138,659)	(153,164)	(153,702)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	(26,842)	(26,842)	(26,842)
New financial assets originated or purchased	923	9,685	56,866	67,474	76,803	86,958	96,889	260,650	328,124
Financial assets that have been derecognized	(54)	(16,584)	(135,218)	(151,856)	(55,342)	(80,384)	(70,292)	(206,018)	(357,874)
Net transfer from (to) group assessed	—	—	—	—	—	—	—	—	—
Foreign exchange and other movements	441	7,182	(31,381)	(23,758)	1,420	5,967	23,967	31,354	7,596
Balances as of December 31, 2021	1,473	41,439	213,179	256,091	157,514	263,466	270,741	691,721	947,812

	Individually assessed				Group assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Balances as of January 1, 2022	1,473	41,439	213,179	256,091	157,514	263,466	270,741	691,721	947,812
Changes in the allowances
- Net transfers to stage 1	—	—	—	—	42,333	(37,546)	(4,787)	—	—
- Net transfer to stage 2	(42)	42	—	—	(13,819)	22,291	(8,472)	—	—
- Net transfer to stage 3	—	(2,186)	2,186	—	(5,437)	(38,399)	43,836	—	—
- Increases due to change in credit risk	—	5,371	5,254	10,625	30,680	94,015	121,323	246,018	256,643
- Decreases due to change in credit risk	—	(3,515)	(10,267)	(13,782)	(55,723)	(53,623)	(14,735)	(124,081)	(137,863)
- Charge-offs	—	—	(20,031)	(20,031)	(2,155)	(12,899)	(161,071)	(176,125)	(196,156)
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	(810)	(810)	(810)
New financial assets originated or purchased	(630)	2,229	10,507	12,106	86,195	68,560	102,873	257,628	269,734
Financial assets that have been derecognized	(871)	(3,227)	(49,681)	(53,779)	(34,463)	(31,720)	(58,520)	(124,703)	(178,482)
Net transfer from (to) group assessed	—	—	—	—	—	—	—	—	—
Foreign exchange and other movements	70	(15,730)	(29,220)	(44,880)	(11,591)	(337)	(8,096)	(20,024)	(64,904)
Balances as of December 31, 2022	—	24,423	121,927	146,350	193,534	273,808	282,282	749,624	895,974

Our policy with respect to write-offs is as disclosed in Note 10 to our financial statements included herein. The following table shows the write-offs breakdown by loan category:

	As of December 31,
	2020	2021	2022

	(in millions of Ch$)
Consumer loans	153,187	144,443	156,384
Mortgage loans	9,006	10,092	9,212
Commercial loans	136,621	94,473	131,745
Total	298,814	249,008	297,341

The following table shows loan loss recoveries by loan category recognized during the years indicated in the table, as disclosed in Note 29 to our financial statements included herein:

	For the year ended
	2020	2021	2022

	(in millions of Ch$)
Interbank loans	—	—	—
Consumer loans	32,779	35,150	34,028
Mortgage loans	2,558	5,500	7,438
Commercial loans	25,511	22,865	43,250
Total	60,848	63,515	84,716

Based on information available regarding our debtors, the Bank believes that our allowances for loan losses are sufficient to cover known probable losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31, 2020, 2021 and 2022, allowances for loan losses that were attributable to our commercial, consumer and mortgage loans as of each date.

	As of December 31, 2020
				Loans in
		Allowance Amount	Allowance Amount	category as
	Allowance	as a percentage of	as a percentage of	percentage of
	amount	loans in category	total loans	total

	(in millions of Ch$ except for percentages)
Commercial loans	747,617	5.0%	3.3%	65.5%
Consumer loans	220,791	8.9%	1.0%	11.0%
Residential mortgage loans	73,465	1.4%	0.3%	23.5%
Loans and receivables to banks	10	0.1%	0.0%	0.0%
Total allocated allowances	1,041,883	15.4%	4.6%	100.0%

	As of December 31, 2021
				Loans in
		Allowance Amount	Allowance Amount	category as
	Allowance	as a percentage of	as a percentage of	percentage of
	amount	loans in category	total loans	total

	(in millions of Ch$ except for percentages)
Commercial loans	681,029	4.3%	2.7%	63.1%
Consumer loans	189,485	6.7%	0.8%	11.4%
Residential mortgage loans	77,298	1.2%	0.3%	25.2%
Loans and receivables to banks	353	0.4%	0.0%	0.3%
Total allocated allowances	948,165	12.7%	3.8%	100.0%

	As of December 31, 2022
				Loans in
		Allowance Amount	Allowance Amount	category as
	Allowance	as a percentage of	as a percentage of	percentage of
	amount	loans in category	total loans	total

	(in millions of Ch$ except for percentages)
Commercial loans	521,199	3.2%	2.0%	61.7%
Consumer loans	273,931	8.8%	1.0%	11.7%
Residential mortgage loans	100,844	1.4%	0.4%	26.4%
Loans and receivables to banks	319	0.7%	0.0%	0.2%
Total allocated allowances	896,293	14.1%	3.4%	100.0%

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments as of December 31, 2020, 2021 and 2022.

	As of December 31,
	2020	2021	2022

	(in millions of Ch$)
Checking accounts	4,038,467	4,664,214	3,813,559
Other demand liabilities	2,158,939	2,911,881	1,741,626
Saving accounts	19,467	21,112	17,943
Time deposits	11,413,370	10,076,331	12,685,710
Other commitments	227	—	—
Total	17,630,470	17,673,538	18,258,838

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits as of December 31, 2022, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the CPI.

	As of December 31, 2022
			Foreign
	Ch$	UF	Currency	Total

	(In %)
Demand deposits	32.00	1.84	34.05	30.42
Savings accounts	—	0.00	0.23	0.10
Time deposits:
Maturing within 3 months	46.63	33.12	44.71	44.69
Maturing after 3 but within 6 months	6.99	12.27	6.28	7.11
Maturing after 6 but within 12 months	11.15	15.01	9.23	10.63
Maturing after 12 months	3.23	37.76	5.51	7.05
Total time deposits	68.00	98.16	65.72	69.48
Total deposits	100%	100%	100%	100%

The following table sets forth information regarding the maturity of the outstanding time deposits in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2022.

	As of December 31, 2022
			Foreign
	Ch$	UF	Currency	Total

	(in millions of Ch$)
Maturing within 3 months	6,829,962	454,547	3,298,858	10,583,367
Maturing after 3 but within 6 months	573,478	160,013	441,768	1,175,259
Maturing after 6 but within 12 months	958,174	199,768	687,921	1,845,863
Maturing after 12 months	284,587	563,919	416,650	1,265,156
Total time deposits	8,646,201	1,378,247	4,845,197	14,869,645

In Chile, the government guarantees up to 100% of the aggregate amount of certain time deposits held by individuals in the Chilean banking system. The government guarantee covers those obligations up to a maximum value, in each calendar year, of UF200 per person (Ch$7.0 million or US$8,218 as of December 31, 2022) in a single bank and

UF400 per person (Ch$14.0 million or US$ 16,436 as of December 31, 2022) in the whole Chilean banking system. The following tables use an estimate of uninsured deposits which are not covered by the Chilean government guarantees:

As of December 31, 2022
(in millions of CH$)
Ch$

Insured deposits	498,310
Uninsured deposits	5,140,422
Of which:
Excees over guaranteed limit	932,524
Otherwise uninsured	4,256,457
Total	5,638,732

	As of December 31, 2022
			Foreign
	Ch$	UF	Currency	Total

Time deposits otherwise uninsured with a maturity of:
3 months or less	3,427,532	63,045	678,950	4,169,526
Over 3 months through 6 months	42,900	45,061	214,225	302,186
Over 6 months through 12 months	28,172	40,087	276,673	344,933
Over 12 months	44	532	323,202	323,777
Total	3,498,648	148,724	1,493,050	5,140,422

Minimum Capital Requirements

The following table sets forth our minimum capital requirements as of December 31, 2020, 2021 and 2022.

	As of December 31,
	2020	2021	2022

	(in millions of Ch$ except for
	percentages)
Common Equity Tier 1	2,315,411	2,859,830	2,790,694
3% total assets net of provisions	(1,060,193)	(1,113,274)	(1,175,551)
Excess over minimum required equity	1,255,218	1,746,556	1,615,143
Net capital base as a percentage of the total assets, net of provisions	6.55%	7.71%	7.12%
Effective equity	3,044,661	4,036,480	4,086,900
10% of the risk-weighted assets	(2,244,655)	(2,488,069)	(2,678,895)
Excess over minimum required equity	800,006	1,548,411	1,408,005
Capital Adequacy Ratio	13.6%	16.2%	15.3%

Our capital ratios levels increased from 13.6% to 16.2% between 2020 and 2021, and decreased to 15.3% as of December 31, 2022. The 2021 variation is explained mainly by the rights offerings conducted in 2021. The 2022 variation is explained by the purchase of Itaú Colombia required by the Transaction Agreement between Itaú Unibanco and Corpgroup, the growth of our portfolio and consequently our risk weighted assets compensated by the 2022 net income.

Short-term Borrowings

Our short-term borrowings (other than deposits and other obligations) totaled Ch$1,223,485 million, Ch$1,359,468 million and Ch$445,840 million as of December 31, 2020, 2021 and 2022, respectively, in accordance with IFRS.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements.

The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each such period by type of short-term borrowing.

	As of and for the Year Ended December 31,
	2020		2021		2022
				Weighted		Weighted
		Weighted		Average		Average
		Average		Nominal		Nominal
	Year End	Nominal	Year End	Interest	Year End	Interest
	Balance	Interest Rate	Balance	Rate	Balance	Rate

	(in millions of Ch$ except for percentages)
Obligations under repurchase agreements	638,851	0.03%	466,006	0.02%	354,088	0.19%
Central Bank borrowings	—	—	—	—	—	—
Domestic interbank loans	—	—	—	—	—	—
Borrowings under foreign trade credit lines	584,634	0.06%	893,462	0.02%	157,393	0.01%
Total short-term borrowings	1,223,485	0.06%	1,359,468	0.02%	511,481	0.17%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	As of and for the Year Ended December 31,
	2020		2021		2022
				Weighted		Weighted
		Weighted		Average		Average
		Average		Nominal		Nominal
	Average	Nominal	Average	Interest	Average	Interest
	Balance	Interest Rate	Balance	Rate	Balance	Rate

	(in millions of Ch$ except for percentages)
Obligations under repurchase agreements	598,204	0.04%	407,066	0.02%	327,277	0.21%
Central Bank borrowings	—	0.00	—	—	—	—
Domestic interbank loans	8,333	0.08%	—	—%	—	—%
Borrowings under foreign trade credit lines	916,580	0.04%	698,032	0.02%	206,442	0.80%
Total short-term borrowings	1,523,117	0.07%	1,105,098	0.02%	533,719	0.16%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2020	Maximum 2021	Maximum 2022
	Month-End	Month-End	Month-End
	Balance	Balance	Balance

	(in millions of Ch$)
Obligations under repurchase agreements	885,195	695,034	984,910
Central Bank borrowings	—	—	—
Domestic interbank loans	100,000	—	—
Borrowings under foreign trade credit lines	1,087,699	989,360	367,248
Other obligations	13,378	42,435	355,733

C. ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our principal subsidiaries, as of the date of this Annual Report.

Itaú Corredores de Bolsa Ltda., Itaú Administradora General de Fondos S.A., Itaú Asesorías Financieras Ltda., Itaú Corredores de Seguros S.A. and Recaudaciones y Cobranzas Ltda. Are incorporated and domiciled in Chile. Itaú Chile New York Branch is incorporated and domiciled in the State of New York, United States. Itaú Colombia S.A., Itaú Securities Services Colombia S.A. Sociedad Fiduciaria, Itaú Comisionista de Bolsa Colombia S.A., Itaú Corredor de Seguros Colombia S.A., Itaú Asset Management Colombia S.A. Sociedad Fiduciaria and Itaú Holding Colombia S.A.S. are incorporated and domiciled in Colombia. Itaú (Panamá) S.A. is incorporated and domiciled in Panama.

For more information about the services our subsidiaries and our New York Branch provide see “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Financial Services Offered Through Subsidiaries.”

D. PROPERTY

Our principal executive offices are located at Presidente Riesco 5537, Las Condes, Santiago, Chile since 2007. As of December 31, 2022, we owned 21 of the 244 properties where our branches and corporate facilities were located. Total space as of December 31, 2022, was approximately 120,352 square meters (1,295,455 square feet) from which 58.1% was total branch space. Our branches are located throughout Chile, including the Santiago metropolitan region, Colombia, including in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements, together with the notes thereto, included elsewhere in this Annual Report, and in conjunction with the information included under “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information.” Our consolidated financial statements as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 have been prepared in accordance with IFRS.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in any such forward-looking statements as a result of various factors, including those set forth in “Cautionary Language Regarding Forward-Looking Information” and “Item 3 Key Information. D. Risk Factors.”

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

Expenses

We have three main sources of expenses, which include both cash and non-cash items:

Interest Expense

We incur interest expense on our interest-bearing liabilities, such as deposits, short-term borrowings, and long-term debt.

Provisions for Loan Losses

Our allowance and provision for loan losses as recorded in our consolidated financial statements included herein have been determined in accordance with IFRS.

Other Operating Expenses

We incur expenses relating to salaries and benefits, administrative expenses, and other non-interest expenses.

THE ECONOMY

Primary Markets in Which We Operate

A majority of our investments and operations are located in Chile and Colombia. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile and Colombia.

Developments in the Chilean Economy

On the political front, Gabriel Boric, took office with the promise of structural reforms and greater social spending. In particular, campaign promises included significant reforms on the Tax, Pension and Labor fronts. The process to approve a new constitution began in November 2019 and was rejected by a wide margin in a national referendum on September 4, 2022. Thereafter, the main parties in Congress reached an agreement to continue the process, but with a different structure. Voters will head to the polls on December 17, 2023, to approve or reject the new constitutional draft.

Activity adjusted more gradually than anticipated. According to the monthly GDP proxy (El Índice Mensual de Actividad Económica, or “IMACEC”), the Chilean economy is estimated to have grown by 2.7% in 2022, above market expectations at the start of the year. Going forward, consumption is expected to continue to adjust from current levels, while downbeat private sentiment and tight financial conditions point to a continued weakening of investment dynamics. We expect the economy to contract 0.7% in 2023, while 2024 would see a return to growth closer to potential reaching a rate of 2%.

Last year ended with record inflation not seen since 1992. The inflationary cycle that began in 2021 accelerated throughout 2022, ending the year at 12.8%, and peaking in August at 14.1%. The upward pressures were widespread, however, the strong pressures in food and energy stand out. In any case, during the final quarter of 2022, there were signs of lower price pressures, in line with the significant monetary tightening implemented by the Central Bank, which has also contributed to a slow return of medium-term inflation expectations back towards the 3% target.

The high volatility in the exchange rate triggered a new foreign exchange intervention by the Central Bank of Chile. The Central Bank of Chile announced a new intervention program in the foreign exchange market on July 14 last year. The program was similar to that of 2019, contemplating up to US$20 billion, through auctions of US$10 billion in the spot market and US$10 billion in the NDF market. Finally, on September 30, 2022, the Central Bank of Chile decided to end the program, selling a total of US$6.1 billion in the spot market, and deciding to maintain a total of US$9.04 billion outstanding NDFs until June 2, 2023. In this way, the Central Bank of Chile announced that it will renew the outstanding NDF stock until mid-year 2023.

After a substantial fiscal expansion in 2021, last year ended with a contraction in real spending of about 23%. For its part, total real revenues had a 6.3% growth in 2022. With this, the Ministry of Finance of Chile announced a nominal fiscal surplus of 1.1% of GDP in 2022. In addition, gross public debt reached 37.3% of GDP. Given this, the 2023 budget law continues the path of fiscal consolidation, contemplating a real increase in fiscal spending of 4.2% in 2023, with a special focus on pensions and public investment.

The Central Bank of Chile acted in a timely manner in response to rising inflationary pressures and resolve the accumulated macroeconomic imbalances. The board of the Central Bank of Chile reached a terminal rate of the hiking cycle at 11.25% in October 2022, the highest policy rate since 1998. This response is consistent in offsetting the significant accumulated macroeconomic imbalances, reflected in historically high inflationary pressures, together with medium-term inflation expectations above the 3% target, and a current account deficit almost reaching 10% during the third quarter of 2022. Going forward, the board is expected to wait for inflation to consolidate its decline to the 3% target, and for medium-term inflation expectations to re-anchor before initiating an easing cycle.

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

Developments in the Colombian Economy

Gustavo Petro began his mandate with great expectations and broad public support. The leader of the Historic Pact became the new president with a 64% approval rating in July, following moderation of his positions during the runoff vote and negotiations to consolidate political alliances in Congress. The administration’s tax reform was approved in November 2022. The initiative expects to raise 1.4% of GDP in 2023. However, the government expects to raise another 25 trillion Colombian pesos with lower tax evasion over the next four years. The reform has a focus on extractive activities, with measures including the non-deductibility of royalties from income tax and a surcharge tax on coal and oil companies. Under this scenario and with the reform approved, the economic policy discussion for 2023 will move to the labor and pension reforms.

As the fourth wave of Covid infections began to subside at the beginning of 1Q22, and restrictions on mobility and the use of health protection items were gradually phased out, economic activity rebounded significantly, even above initial forecasts. The economy grew 7.5% year-on-year in 2022, down from 11.0% growth in 2021, surpassing several forecasts at the beginning of the year.

The government anticipates somewhat faster fiscal consolidation than planned in 2023, but weaker growth than estimated will pose risks to official tax revenue estimates. In its updated fiscal plan, the Ministry of Finance of Colombia projected a nominal fiscal deficit of 5.5% in 2022 (7.1% in 2021). For 2023, the Treasury projects growth of 1.3%. Treasury forecasts net debt to fall to 59.6% of GDP by the end of 2022 (60.8% in 2021), and to 57.5% in 2023.

In the midst of higher commodity prices, a worsening rainy season, currency devaluation and stronger domestic demand, inflation was characterized by marked upward surprises. In annual terms, the indicator closed 2022 at 13.12%, up from 5.62% in 2021, considerably deviating from the maximum range of the Central Bank of Colombia target of 4%. On the other hand, core inflation increased from 2.49% in 2021 to 9.51% in 2022. In this context, unions and the government reached an agreement to raise the minimum wage by 16% nominal in 2023. The adjustment is higher than the 10% in 2022 and represents the largest minimum wage increase since 1999, which will likely pose further risks to future inflationary pressures.

The Central Bank of Colombia adjusted the interest rate upward by 9pp over 2022 to 12%, a level not seen in the 2000s. This policy followed consecutive upward surprises in inflation, the pressures exerted by the weakening of the exchange rate on consumer prices, indexation, and high employment levels and the upbeat activity dynamics. The decision has also been framed in a global upward cycle in interest rates, higher local debt costs, and a large current account deficit.

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

Impact of COVID-19 on the Economy

Global Context

At the beginning of last year, the world was preparing to consolidate the economic recovery after the various shocks resulting from the sanitary restrictions caused by the pandemic. However, at the end of February 2022, Russia’s invasion of Ukraine came as a surprise and significant shock, affecting global activity and commodity prices. Among the most important effects was the significant increase in the prices of raw materials, mainly in global energy prices. Meanwhile, in China, the real estate sector did not appear to respond to the stimulus provided by the authorities as in previous cycles, which, together with sanitary restrictions related to its zero Covid strategy, delayed the economic recovery.

Inflationary pressures worsened, reaching highs not seen in decades. Despite the fact that the slowdown in global demand resulting from the end of stimulus by the authorities, together with the normalization in global supply chains, caused goods inflation to slow, the effects of the war in Ukraine, together with higher inflation inertia, caused total inflationary pressures to reach highs not seen in decades. In addition, high energy prices significantly increased business costs in an already high inflation scenario. Higher global risk was an important factor that contributed to the dollar’s strength globally, driving up exchange rates in both emerging and developed economies. These factors led to year-on-year inflation reaching double-digit peaks in Europe, figures not seen since the creation of the European Union in 1999, while in the U.S. inflation exceeded 9% in twelve months, a result only seen since the 1980s.

The significant inflationary scenario triggered responses of further monetary policy tightening. The world’s main central banks began to rapidly withdraw the expansionary monetary impulses implemented in the context of the health crisis. In response, most of them quickly entered contractionary territory, with significant increases in policy rates and the withdrawal of extraordinary liquidity measures. The U.S. Federal Reserve (FED) announced that the federal funds rate would exceed 5%, and would remain at that level for quite some time. While the European Central Bank made substantial progress in removing accommodating monetary policy, bringing rates into positive territory for the first time since 2014. In the region, monetary policy rate hikes were slower last year, considering that several countries started hiking cycles earlier.

Latin America Context

Stronger-than-expected data and higher global growth forecasts led to increased activity dynamics for Latin American countries at the backend of 2022. However, economic policy uncertainty is increasing in the region, with several countries facing serious political crises. The crisis stemming from the impeachment of Pedro Castillo in Peru, political polarization in Brazil, a new constitutional process in Chile, and Petro’s reform plan in Colombia, are the main economic policy concerns in the region that increase uncertainty. In addition, most countries reached historically high policy rates, with Brazil, Chile, Colombia, and Mexico reaching double-digit rates, and Peru exceeding 7%, reflecting the greater contraction needed in monetary policy to curb historical inflationary pressures.

Inflation

General

In the past, Chile experienced high levels of inflation, which significantly affected our financial condition and results of operations during such periods. In the period leading up to 2021, Chile experienced relatively low inflation rates, with sporadic episodes where price growth deviated from the Central Bank of Chile’s 2%-4% target range. For example, during the period from 2018 to 2020, the inflation rate stayed at or below approximately 3%. However, inflation has since increased and reached 7.2% in 2021 and 12.8% in 2022, the highest level since the early 90s, primarily as a result of increased public spending and individual withdrawals from private pension funds as well as global supply chain issues, leading to price increases mainly with respect to food, energy, and services. Our results of operations reflect the effect of inflation in the following ways:

●

a substantial portion of our assets and liabilities are denominated in UF. The UF is a unit of account, the peso value of which is indexed daily to reflect inflation recorded in the previous month. The net increase or decrease in the nominal peso value of our UF-denominated assets and liabilities is reflected as income or loss in our income statement, and

●	the rates of interest earned and paid on peso-denominated assets and liabilities reflect, to a certain degree, inflation, and expectations regarding inflation.

Under Chilean law, banks are authorized to earn interest income on loans that are adjustable for the effects of inflation. Most banks, including Itaú Chile, charge an interest rate that includes an estimate of future inflation. In addition, the peso-denominated value of our assets and liabilities that are denominated in UF fluctuate as the UF is adjusted based on inflation. In the case of assets, these fluctuations are recorded as income (for increases in the peso-denominated value) and losses (for decreases in the peso-denominated value). In the case of liabilities, these fluctuations are recorded as losses (for increases in the peso-denominated value) and income (for decreases in the peso-denominated value).

Colombia has experienced high levels of inflation prior to the COVID-19 pandemic amid its currency depreciation and supply-side shocks affecting food prices. Historically low inflation during 2020 was registered following the significant demand shock and various fiscal subsidies. The rate of inflation in Colombia in 2019 and 2020 was 3.80% and 1.61%, respectively. Inflation closed 2021 at 5.6% and 2022 at 13.1%, the highest level since the late 90s, primarily due to increases in food price, minimum wage adjustments and global supply chain issues.

UF-Denominated Assets and Liabilities

The UF is revalued by the INE on a monthly basis. Every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal Chilean peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a proportional amount of the prior calendar month’s change in the CPI. One UF was equal to Ch$29,070.33, Ch$30,991.74 and Ch$35,110.98 as of December 31, 2020, 2021 and 2022, respectively. The effect of any changes in the nominal Chilean peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Generally, our net interest income is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Currently, we have more UF-denominated assets than liabilities. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$3,933,113 million, Ch$4,161,703 million and Ch$4,603,818 million during the years ended December 31, 2020, 2021 and 2022, respectively. For more information, see “Item 3. Key Information. Presentation of Financial and Other Information— Foreign Currency Markets,” and “Item 4. Information on the Company—B. Business Overview—Principal Business Activities—Selected Statistical Information—Average Balance Sheets, Income Earned from Interest-Earning Assets, and Interest Paid on Interest-Bearing Liabilities.”

Chilean Peso-Denominated Assets and Liabilities

Interest rates prevailing in Chile are materially affected by the current rate of inflation during the period and market expectations concerning future inflation. The responsiveness to such prevailing rates of our Chilean peso-denominated interest-earning assets and interest-bearing liabilities varies. See “Item 5. Operating and Financial Review and Prospects—Interest Rates,” “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2020, 2021 and 2022” below, and “Item 11. Quantitative and Qualitative Disclosures about Financial Risk.” We maintain a substantial amount of non-interest-bearing Chilean peso-denominated demand deposits. The ratio of the average balance of such demand deposits to average interest-earning assets was 2.3%, 2.9% and 2.5% during the years ended December 31, 2020, 2021 and 2022, respectively. Any decline in prevailing interest rates or the rate of inflation adversely affects our net interest margin on assets funded with such deposits, and any increase in the prevailing interest rates or the rate of inflation increases the net interest margin on such assets.

Interest Rates

Interest rates earned and paid on our assets and liabilities, respectively, reflect, to a certain degree, inflation, expectations regarding inflation, shifts in short-term interest rates set by the Central Bank of Chile and the Central Bank of Colombia and movements in long-term real rates.

Interest Rates in Chile

The Central Bank of Chile manages short-term interest rates based on its objective of maintaining currency stability. Because our liabilities are generally re-priced to reflect interest rate changes more frequently than our interest-earning assets, changes in the rate of inflation or in the monetary policy interest rate published by the Central Bank of Chile are reflected in the interest rates we pay on our liabilities before such changes are reflected in the interest rates we earn on our assets. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short-term by a decrease in inflation because, generally, our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—The Economy—Developments in the Chilean Economy” and “—UF-Denominated Assets and Liabilities”. An increase in long-term interest rates also has a positive effect on our net interest margin because our interest-earning assets generally have a longer duration than our interest-bearing liabilities.

In addition, because our Chilean peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-Denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous month’s inflation, customers often switch funds from Chilean peso-denominated deposits to more expensive UF-Denominated deposits, thereby adversely affecting our net interest margin. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Liquidity.”

Interest Rates in Colombia

The Central Bank of Colombia manages short-term interest rates based on its objectives of maintaining a low and stable inflation rate, stabilizing output around its natural levels, and contributing to the preservation of financial stability.

Colombian commercial banks, finance corporations and financing companies are required to report data to the Central Bank of Colombia on a weekly basis regarding the total volume (in Colombian pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank of Colombia calculates the Fixed Term Deposit Interest Rate (Depósito a Término Fijo, or “DTF”) rate, which is the main benchmark interest rate in Colombia and is published at the beginning of the following week. The DTF is the weighted average interest rate paid by commercial banks, finance corporations and financing companies for certificates of deposit with maturities of 90 days. A significant portion of our banking subsidiaries’ assets are linked to the DTF; accordingly, changes in the DTF affect our banking subsidiaries’ net interest income. The DTF increased to 13.7% by the end of 2022 from 3.21% at the end of 2021, as a result of changing monetary conditions. As of March 31, 2023, the DTF rate was 12.7%.

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

Currency Exchange Rates

A material portion of our assets and liabilities is denominated in foreign currencies, principally the U.S. dollar and the Colombian peso. Our reported income is affected by changes in the value of the Chilean peso with respect to foreign currencies (principally the U.S. dollar and Colombian peso) because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains (losses) realized upon the sale of such assets, are converted to Chilean pesos in preparing our consolidated financial statements. The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. In the past, the Chilean peso has been subject to significant volatility when compared to the U.S. dollar. The exchange rate between the Chilean peso and the U.S. dollar as of December 31, 2020, 2021 and 2022 was Ch$710.73, Ch$844.08 and Ch$854.31 per US$1.00, respectively. The notable depreciation of the Chilean peso has been due to the global trade war that negatively affected copper prices, the social unrest in late 2019 that raised domestic uncertainty and an overall risk-off market sentiment for emerging currencies during the uncertainty surrounding the global pandemic. The several partial pension withdrawals played a role in shallowing the domestic financial market and significantly increased local liquidity. The Chilean peso may be subject to significant fluctuations in the future and we note that the Central Bank of Chile foreign exchange intervention strategy remains active with its utilization likely if the value of the Chilean Peso diverges significantly from its fundamental levels.

Entering into forward exchange transactions enables us to reduce the negative impact of material gaps between the balances of our foreign currency-denominated assets and liabilities. As of December 31, 2020, 2021 and 2022, the gap between foreign currency denominated assets and foreign currency denominated liabilities, including forward contracts, was Ch$974,361 million, Ch$1,936,599 million and Ch$1,089,135 million, respectively.

The risk-off mode due to large external trade imbalances, higher risk premium and political volatility, and tightening of global financial conditions led to further weakening of the Colombian peso in 2022. The peso traded at COP$4,013.51 per US$1.00 at the end of 2021, as compared to COP$3,483.54 per US$1.00 at the end of 2020, and COP$3,278.19 per US$1.00 at the end of 2019. The measures adopted by the Colombian government to mitigate the inflationary effects in the Colombian economy may impact the Colombian peso, preventing its meaningful appreciation.

Results of Operations for the Years Ended December 31, 2020, 2021 and 2022

Introduction

We ended 2022 with Ch$443,360 million consolidated net income, an increase of Ch$167,123 million compared to the year ended December 31, 2021. This increase is mainly explained by higher operating income, mainly from net interest income and inflation adjustments, as well as higher net fees that offset the decrease in net foreign exchange results and the rise in credit provision expenses.

We ended 2021 with Ch$276,237 million consolidated net income, an increase of Ch$1,102,392 million compared to December 31, 2020. This increase was mainly a result of a decrease in both operating expenses and provisions for loan losses.

Also, operating expenses decreased as compared to 2020, primarily as a result of the post-tax non-cash impairment charge of Ch$731,189 million relating to a goodwill impairment of our estimated fair value of the cash generating unit for Chile and Colombia that we took in 2020.

Net Income (Loss)

For the year ended December 31, 2022, our consolidated financial statements reported consolidated net income of Ch$443,360 million, a Ch$167,123 million increase from our consolidated net income of Ch$276,237, million in 2021. This increase is mainly explained by a higher net interest income and inflation adjustments, due to the growth of the loan portfolio and higher interest rate scenario. Also, in 2022, there was an increase in net fees related to insurance income, driven by higher consumer activity, as well as higher credit card fees.

For the year ended December 31, 2021, our consolidated financial statements reported a consolidated net income of Ch$276,237 million, a Ch$1,102,392 million increase from our consolidated net loss of Ch$826,155 million in 2020. This increase was mainly a result of a decrease in both operating expenses and provisions for loan losses. In 2021, an improved credit cycle resulted in a decrease in provisions for loan losses as compared to 2020. Also, operating expenses decreased as compared to 2020, primarily as a result of the post-tax non-cash impairment charge of Ch$731,189 million relating to a goodwill impairment of our estimated fair value of the cash generating unit for Chile and Colombia that we took in 2020.

The following table sets forth the components of our net income for the years ended December 31, 2020, 2021 and 2022:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2020	2021	2022	2021/2020	2022/2021

	(in millions of Ch$ except for percentages)
Components of net income:
Net interest income	866,437	976,307	1,170,467	12.7%	19.9%
Net fees and commissions	140,999	153,542	172,999	8.9%	12.7%
Trading and Investment, foreign exchange gains and other operating income	102,001	234,353	183,554	129.8%	(21.7)%
Provisions for loan losses	(466,230)	(262,440)	(333,663)	(43.7)%	27.1%
Total operating expenses	(1,581,778)	(709,607)	(782,984)	(55.1)%	10.3%
Income (loss) before income taxes	(938,571)	392,155	410,373	(141.8)%	4.6%
Income (loss) from investment in associates	(2,794)	(287)	2,429	(89.7)%	(946.3)%
Income taxes	115,210	(115,631)	30,558	(200.4)%	(126.4)%
Income (loss) from continuing operations	(826,155)	276,237	443,360	(133.4)%	60.5%
Income (loss) from discontinued operations	—	—	—	—%	—%
Net income (loss) for the year	(826,155)	276,237	443,360	(133.4)%	60.5%

Net Interest Income

The following table sets forth the components of our net interest income for the years ended December 31, 2020, 2021 and 2022:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2020	2021	2022	2021/2020	2022/2021

	(in millions of Ch$ except for percentages)
Interest income	1,549,674	1,687,502	3,177,133	8.9%	88.3%
Interest expense	(683,237)	(711,195)	(2,006,666)	4.1%	182.2%
Net interest income	866,437	976,307	1,170,467	12.7%	19.9%

The following table sets forth information as to the components of our interest income for the years ended December 31, 2020, 2021 and 2022:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2020	2021	2022	2021/2020	2022/2021

	(in millions of Ch$ except for percentages)
Interest income	1,549,674	1,687,502	3,177,133	8.9%	88.3%
Average interest-earning assets:
Loans	23,462,068	23,355,058	26,115,248	(0.5)%	11.8%
Financial investments	3,782,456	3,790,952	4,745,012	0.2%	25.2%
Interbank deposits	140,543	55,623	48,182	(60.4)%	(13.4)%
Total average interest-earning assets	27,385,067	27,201,633	30,908,442	(0.7)%	13.6%

The following table sets forth information as to the components of our interest expense for the years ended December 31, 2020, 2021 and 2022:

				% Change	% Change
	For the year end December 31,			from	from
	2020	2021	2022	2021/2020	2022/2021

	(in millions of Ch$ except for percentages)
Interest expense	683,237	711,195	2,006,666	4.1%	182.2%
Average interest-earning liabilities:
Bonds	6,358,889	6,342,041	6,102,006	(0.3)%	(3.8)%
Time deposits	12,195,779	10,322,040	11,224,431	(15.4)%	8.7%
Central Bank borrowings	1,539,759	2,794,810	3,007,334	81.5%	7.6%
Repurchase agreements	598,204	407,066	435,631	(32.0)%	7.0%
Mortgage finance bonds	34,536	26,148	20,645	(24.3)%	(21.0)%
Commercial papers	—	—	—	—	—
Other interest-bearing liabilities	5,959,330	6,133,701	6,596,115	2.9%	7.5%
Total average interest-bearing liabilities	26,686,497	26,025,806	27,386,162	(2.5)%	5.2%

2022 Compared to 2021

Our net interest income (NII) was Ch$1,170,467 million for the year ended December 31, 2022, an increase of 19.9% as compared to Ch$976,307 million for the year ended December 31, 2021. The increase in NII was primarily the result of (i) a higher income generated from higher inflation and policy rate hikes, both in Chile and Colombia, and (ii) the growth in our loan portfolio. On the liability side, the increase in the volume of time deposits was the most relevant factor in the variation of the liability portfolio. This also increased our interest expense given the higher interest rate scenario.

The aforementioned factors are part of the key drivers that combined had a total Ch$194,160 million impact on our net interest margin (net interest income divided by average interest-earning assets), resulting in an increase of 20 basis points to 3.79% in 2022 from 3.59% in 2021.

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

Allowances for Loan Losses

Allowance for loan losses as of December 31, 2020, 2021 and 2022 corresponds to allowances for loans and accounts receivable from customers at amortized cost according to IFRS 9.

The following table sets forth information relating to our allowances for loan losses as of December 31, 2020, 2021 and 2022 (at amortized cost according to IFRS 9):

				% Change	% Change
	As of December 31,			from	from
	2020	2021	2022	2021/2020	2022/2021

	(in millions of Ch$ except for percentages)
Total loans (excludes interbank loans)	22,617,981	24,743,360	26,607,785	9.4%	7.5%
Past due loans(1)	291,781	309,050	313,613	5.9%	1.5%
Non-performing loans(2)	503,882	464,821	525,500	(7.8)%	13.1%
Impaired loans(3)	1,821,779	1,520,142	1,611,105	(16.6)%	6.0%
Allowances for loan losses	1,041,873	947,812	895,974	(9.0)%	(5.5)%
Allowances for loan losses as a percentage of total loans	4.6%	3.8%	3.4%	17.8%	(10.5)%
Allowances for loan losses as a percentage of non-performing loans	206.8%	203.9%	170.5%	26.7%	(16.4)%
Allowances for loan losses as a percentage of impaired loans	57.2%	59.3%	56.9%	21.2%	(4.0)%
Non-performing loans as a percentage of total loans	2.2%	1.9%	2.0%	(7.0)%	5.3%
Allowances for loan losses as a percentage of past due loans	357.1%	306.7%	285.7%	(14.0)%	(6.8)%
Write-offs as a percentage of average loans
Commercial loans	0.9%	0.6%	0.8%	(0.3)%	0.3%
Mortgage loans	0.2%	0.2%	0.1%	—%	(0.4)
Consumer loans	0.9%	0.6%	0.8%	(0.3)%	0.3%
(1)	Past due loans include all installments and lines of credit more than 89 days overdue. Do not include the aggregate principal amount of such loans.
(2)	Non-performing loans include the principal and interest on any loan with one installment more than 89 days overdue.
(3)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations.

2022 Compared to 2021

Allowances for loan losses (excluding allowances for interbank loans) decreased by 5.5% to Ch$895,974 million as of December 31, 2022, compared to Ch$947,812 million as of December 31, 2021. Lower allowances for loan losses resulted primarily from an improvement in our commercial portfolio quality.

Our non-performing loans, as a percentage of total loans, increased to 2.0% as of December 31, 2022, compared to 1.9% as of December 31, 2021. This increase was primarily due to less liquidity in the consumer segment, related to a normalization in the fiscal stimulus that offsets the better credit performance of the Wholesale portfolio in both Chile and Colombia

2021 Compared to 2020

Allowances for loan losses (excluding allowances for interbank loans) decreased by 9.0% to Ch$947,812 million as of December 31, 2021, compared to Ch$1,041,873 million as of December 31, 2020. Lower allowances for loan losses resulted primarily from a positive credit cycle. In 2020, we increased our allowances for loan losses to protect our balance sheet from possible impacts of the COVID-19 pandemic that could materialize in the future, considering the macroeconomic perspectives in Chile and Colombia, as well as specific aspects of the sector, product and client.

Our non-performing loans, as a percentage of total loans, decreased to 1.9% as of December 31, 2021, compared to 2.2% as of December 31, 2020. This decrease was primarily due to a decrease in commercial loans - non-performing loans (NPLs).

Provisions for Loan Losses

2022 Compared to 2021

Provisions for loan losses increased by 27% to Ch$333,663 million for the year ended December 31, 2022, compared to Ch$262,440 million for the year ended December 31, 2021. The increase in our provisions for loan losses expense was primarily due to the rise in delinquency in our retail portfolio (mainly consumer), which is returning to pre-pandemic levels considering there was an extraordinary improvement in 2021, driven by the economic support measures granted by the Chilean government in the context of the COVID-19 pandemic.

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

Net Fees and Commission Income

2022 Compared to 2021

Our net service fee income (including income from financial advisory services) for the year ended December 31, 2022, was Ch$172,999 million, representing an 12.7% increase when compared to Ch$153,542 million for the year ended December 31, 2021. The increase in our net service fee income was driven primarily by higher insurance commissions, derived from the growth in the commercial activity of the consumer portfolio. The increase in our net service fee income was also driven by higher transaction commissions for credit cards and use of the ATM network, services that showed an increase in transactions as a result of the lower restrictions applicable in 2022 due to the COVID 19 pandemic.

2021 Compared to 2020

Our net service fee income (including income from financial advisory services) for the year ended December 31, 2021, was Ch$153,542 million, and represented an 8.9% increase when compared to Ch$140,999 million for the year ended December 31, 2020. The increase in our net service fee income was driven primarily by the increase in card and insurance brokerage services and, to a lesser extent, financial advisory services. This reflected greater levels of economic activities in the second half of 2021.

Other Net Operating Income

The following table sets forth the components of our other net operating income for the years ended December 31, 2020, 2021 and 2022:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2020	2021	2022	2021/2020	2022/2021

	(in millions of Ch$ except for percentages)
Trading and investment income, net	110,887	55,910	200,841	(49.6)%	259.2%
Foreign exchange gains (losses), net	(74,464)	149,165	(51,516)	(300.3)%	(134.5)%
Other operating revenue	65,578	29,278	34,229	(55.4)%	16.9%
Trading and investment, foreign exchange gains and other operating income	102,001	234,353	183,554	129.8%	(21.7)%

2022 Compared to 2021

In the year ended December 31, 2022, trading and investment, foreign exchange gains and other net operating income decreased by 21.7% to Ch$183,554 million from Ch$234,353 million in 2021. This decrease was mainly the result of lower results from foreign exchange gains, which were affected by the devaluation of the Chilean peso against the U.S. dollar, considering that the exchange rate exceeded $900 per dollar in several months of the year.

2021 Compared to 2020

In the year ended December 31, 2021, trading and investment, foreign exchange gains and other net operating income increased by 129.8% to Ch$234,353 million from Ch$102,001 million in 2020. This increase was mainly the result of higher foreign exchange gains resulting from an appreciation of the U.S. dollar against the Chilean peso given our net asset position in U.S. dollars.

Operating Expenses

The following table sets forth the components of our operating expenses for the years ended December 31, 2020, 2021 and 2022:

				% Change	% Change
	For the Year Ended December 31,			from	from
	2020	2021	2022	2021/2020	2022/2021

	(in millions of Ch$ except for percentages)
Personnel salary and expenses	292,191	306,720	341,498	5.0%	11.3%
Administration expenses	257,753	257,970	298,112	0.1%	15.6%
Depreciation and amortization	126,444	101,583	96,187	(19.7)%	(5.3)%
Impairment	814,879	91	10	(100.0)%	(89.0)%
Other operating expenses	90,511	43,243	47,177	(52.2)%	9.1%
Total operating expenses	1,581,778	709,607	782,984	(55.1)%	10.3%

2022 Compared to 2021

Operating expenses increased by 10.3% to Ch$782,984 million for the year ended December 31, 2022, from Ch$709,607 million for the year ended December 31, 2021. This increase was primarily the result of the effect of higher inflation observed in 2022 and its impact on the revaluation of the Bank’s various obligations. In addition, there was an increase in administrative expenses as part of our strategic transformation plan. However, despite inflationary pressures and local currency devaluation, operating expenses ended the year below the inflation increase.

Additionally, depreciation and amortization expenses increased by 5.3% as compared to 2021, mainly due to optimization of the footprint made within the context of the abovementioned transformation plan developed in Chile and Colombia.

2021 Compared to 2020

Operating expenses decreased by 55.1% to Ch$709,607 million for the year ended December 31, 2021, from Ch$1,581,778 million for the year ended December 31, 2020. This decrease was primarily the result of the non-cash goodwill impairment we took in June 2020 as previously discussed above.

Additionally, depreciation and amortization expenses decreased by 19.7% as compared to 2020, mainly due to a decrease in our intangible assets as a result of the aforementioned impairment.

Income Taxes

2022 Compared to 2021

Our income tax for the year ended December 31, 2022, was a benefit of Ch$30,558 million compared to an expense of Ch$115,631 million for the year ended December 31, 2021. This change was mostly a result of the higher inflation observed in 2022 and its implications on the permanent differences affecting the taxable base.

2021 Compared to 2020

Our income tax for the year ended December 31, 2021, was an expense of Ch$115,631 million compared to a benefit of Ch$115,210 million for the year ended December 31, 2020. This change is mostly explained by the net income in 2021 as opposed to the net loss for 2020. The latter was a result of the aforementioned goodwill impairment of our estimated fair value of our cash generating units in both Chile and Colombia.

RESULTS OF OUR OPERATING SEGMENTS

The following discussion should be read in conjunction with our consolidated financial statements, especially Note 4 thereto regarding segment information, included elsewhere in this Annual Report. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set in forth in “Cautionary Language Regarding Forward-Looking Statements” and “Item 3D. Risk Factors.”

Overview

Reporting segments are determined based on our main operating segments: Chile—which includes our New York Branch—and Colombia. Each of Chile and Colombia are mainly differentiated by the risks and returns that affect them in their own markets. Reporting segments are aggregate in accordance with IFRS 8 “Operating Segments.” The description of each operating segment is as follows:

Chile: The Bank’s business activities in Chile take place mainly in the local market. The Bank has strategically aligned its operations into the following business areas that are directly related to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking (a. Corporate, b. Large Companies and c. Real Estate and Construction); 2) Retail Banking (a. Itaú Personal Bank, b. Itaú Branches, c. Itaú Private Bank, d. Midsize Companies, e. SMEs and f. Banco Condell, our Consumer Finance Division); and 3) Treasury.

The Bank manages these business areas using a reporting system for internal profitability. The operating results are reviewed regularly by the entity’s Chief Operating Decision Maker, or the “CODM” for operating decisions as one single reporting segment, to decide about resource allocation for the segment and evaluate its performance.

Colombia: Colombia has been identified as a separate reporting segment based on the business activities. Its operating results are regularly reviewed by the CODM for operating decisions as one single reporting segment, to decide on the resource allocation for the segment and evaluate its performance. Separate financial information is available for this reporting segment.

The commercial activities of this segment are carried out by Itaú Colombia S.A. and subsidiaries.

Year Ended December 31, 2022 Results

The following table presents summary information related to each of our reporting segments for the year ended December 31, 2022:

	For the year ended December 31, 2022
	Chile	Colombia	Total

	(in millions of Ch$)
Net interest income	941,459	229,008	1,170,467
Net fees and commissions	141,667	31,332	172,999
Net Trading and investment income	162,539	38,302	200,841
Net foreign exchange gain (loss)	(30,621)	(20,895)	(51,516)
Other operating income	23,599	10,630	34,229
Provision for loan losses	(269,321)	(64,342)	(333,663)
Total operating income, net of provision for loan losses	969,322	224,035	1,193,357
Depreciation and amortization	(80,083)	(16,104)	(96,187)
Other operating expenses	(490,409)	(196,388)	(686,797)
Total operating expenses	(570,492)	(212,492)	(782,984)
Income (loss) before taxes	398,830	11,543	410,373
Income (loss) from investment in associates	2,429	—	2,429
Income taxes	28,728	1,830	30,558
Income (loss) from continuing operations	429,987	13,373	443,360
Income (loss) discontinued operations	—	—	—
Net income (loss) for the year	429,987	13,373	443,360
Average loans	21,448,397	4,666,852	26,115,248
Average investments	4,190,718	554,295	4,745,012

Year Ended December 31, 2021 Results

The following table presents summary information related to each of our reporting segments for the year ended December 31, 2021:

	For the year ended December 31, 2021
	Chile	Colombia	Total

	(in millions of Ch$)
Net interest income	743,278	233,029	976,307
Net fees and commissions	123,612	29,930	153,542
Net Trading and investment income	11,934	43,976	55,910
Net foreign exchange gain (loss)	169,188	(20,023)	149,165
Other operating income	15,295	13,983	29,278
Provision for loan losses	(184,155)	(78,285)	(262,440)
Total operating income, net of provision for loan losses	879,152	222,610	1,101,762
Depreciation and amortization	(82,479)	(19,104)	(101,583)
Impairment	(90)	(1)	(91)
Other operating expenses	(420,872)	(187,061)	(607,933)
Total operating expenses	(503,441)	(206,166)	(709,607)
Income (loss) before taxes	375,711	16,444	392,155
Income (loss) from investment in associates	(1,610)	1,323	(287)
Income taxes	(118,366)	2,735	(115,631)
Income (loss) from continuing operations	255,735	20,502	276,237
Income (loss) discontinued operations	—	—	—
Net income (loss) for the year	255,735	20,502	276,237
Average loans	18,875,852	4,479,206	23,355,058
Average investments	3,243,999	910,094	4,154,093

Year Ended December 31, 2020 Results

The following table presents summary information related to each of our reporting segments for the year ended December 31, 2020:

	For the year ended December 31, 2020
	Chile	Colombia	Total

	(in millions of Ch$)
Net interest income	626,214	240,223	866,437
Net fees and commissions	108,140	32,859	140,999
Net Trading and investment income	25,031	85,856	110,887
Net foreign exchange gain (loss)	(20,491)	(53,973)	(74,464)
Other operating income	16,588	48,990	65,578
Provision for loan losses	(310,429)	(155,801)	(466,230)
Total operating income, net of provision for loan losses	445,053	198,154	643,207
Depreciation and amortization	(96,117)	(30,327)	(126,444)
Other operating expenses	(457,174)	(357,705)	(814,879)
Total operating expenses	(438,978)	(201,477)	(640,455)
Income before taxes	(992,269)	(589,509)	(1,581,778)
Income from investment in associates and other companies	(547,216)	(391,355)	(938,571)
Income (loss) taxes	(2,794)	—	(2,794)
Income from continuing operations	73,965	41,245	115,210
Income (loss) discontinued operations	(476,045)	(350,110)	(826,155)
Net income for the year	—	—	—
Average loans	(476,045)	(350,110)	(826,155)
Average investments	18,792,888	4,669,180	23,462,068

Analysis of Segment Results

2022 Compared to 2021

We ended 2022 with a Ch$443,360 million consolidated net income, an increase of Ch$167,123 million as compared to the year ended December 31, 2021, which consisted of a net income of Ch$429,987 million in Chile and an income of Ch$13,373 million in Colombia.

Our results in Chile were mainly driven by an increase in net interest income and adjustments, as a result of the growth of the loan portfolio and a higher generation of results from the management of the Bank’s net active gap in UF, in a macroeconomic scenario marked by strong inflationary pressures; effects that were partially offset the increase in loan provisions resulting from the higher delinquency of the portfolio and the recognition of additional provisions mainly related to consumer loans, which is complemented by the expansion in operating expenses that were also impacted by higher inflation. Our results in Colombia were mainly impacted by lower net interest income and financial operation results, given the market volatility, the increase in the monetary policy rate and the currency movements that occurred during the year.

2021 Compared to 2020

We ended 2021 with a Ch$276,237 million consolidated net income, an increase of Ch$1,102,392 million as compared to the year ended December 31, 2020, which consisted of a net income of Ch$255,735 million in Chile and an income of Ch$20,502 million in Colombia.

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

B. LIQUIDITY AND CAPITAL RESOURCES

We maintain adequate liquidity to ensure our ability to honor withdrawals of deposits, repayments of other liabilities at maturity, and meet our own working capital requirements.

Sources of Liquidity

Our funding strategy aims for diversification of counterparties and maturities, both in the domestic and foreign markets. We are permanently monitoring the main factors that could affect our current and potential capacity to obtain funding. Our objective is to ensure a diversified funding base within our risk appetite framework and cost structure. Stable and diversified funding is obtained through different sources, products, and markets.

The liquidity reserves that each area must maintain and manage are approved by the Assets and Liabilities Committee, or the “ALCO”, and the board of directors. These limits depend, among other things, on the maturity structure, the type of customers holding short-term deposits and on-demand deposits and other obligations we maintain. Additionally, the ALCO defines the type of eligible instruments to be considered liquidity reserves, and it periodically monitors the liquidity levels maintained at all times. Compliance with the limit structure is monitored on a daily basis by our market risk department.

For our operations in Chile, the main source of funding are deposits provided by three major types of clients: (i) institutional investors; (ii) large corporations; and (iii) retail clients.

For short-term funding (less than one year), we usually issue deposits. Interest rates granted to clients consider stability of the funding by type of customer and market conditions.

If the funding requirements are longer than one year, we may also carry out other operations such as bilateral loans with correspondent banks, syndicated loans with foreign banks, and the issuance of bonds in both the local and foreign markets.

The choice of one or the other of the aforementioned options will depend, among other factors, on the tenor, the specific price conditions, the currency, and the market. In general, in transactions between one and three years, we negotiate bilateral and syndicated loans. For operations exceeding these terms, we access the capital markets through bonds. The price conditions and the size of the transaction will determine if the issuance will be carried out in the domestic or in the foreign market.

On the other hand, our funding strategy considers not having currency mismatches and, therefore, for operations carried out in foreign markets to finance operations in local currency, derivatives are used to convert the foreign currency into local currency we required. Any mismatch of currencies presented on the balance sheet is measured in our currency risk reports that are daily calculated.

Our funding strategy aims to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. In this context, in 2022, demand deposits decreased mainly driven by less liquidity in the system due to permitted pension funds withdrawals in previous years. Interbank borrowings and bonds expanded during 2022. Time deposits increased in 2022, mainly as a result of the increase in interest rates. The monetary policy interest rate rose from 4.0% in December 2021 to 11.25% in December 2022.

Our strategy in terms of bond issuances is to seek longer maturity tenors and maintain comfortable liquidity levels under BIS III standards. In addition, we have not observed relative changes in the spreads obtained in these new. In 2022, we issued bonds for UF29.5 million in face value (equivalent to Ch$889,608 million and US$1,041.32 million).

Capital

Under the Chilean General Banking Act, unless an exception applies, a bank must have an (1) effective net equity (Patrimonio Efectivo) of at least 8% of its risk-weighted assets, net of required allowance for loan losses, as calculated in accordance with Chilean Banking GAAP; and (2) paid-in capital and reserves, or basic capital (Capital Básico), not lower than (y) 4.5% of its risk-weighted assets and (z) 3% of its total assets, in both cases, net of required allowance for loan losses.

Notwithstanding the above, when approving the Merger in 2016, the former SBIF required Itaú Chile to have an effective net equity of at least 10% of its risk-weighted assets, net of required reserves. In December 2022, the additional capital requirement that Banco Itaú was subject to due to its merger was derogated. In addition, the CMF introduced new capital requirements on systemically important banks (such as Banco Itaú), that must be met before the established deadlines: (i) 25% of the total required by December 1, 2022, (ii) 50% by December 1, 2023, (iii) 75% by December 1, 2024, and (iv) 100% by December 1, 2025. See “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information” in this Annual Report.

As of December 31, 2022, our shareholders’ equity was in excess of that required by Chilean regulatory requirements, since we had a Total Capital Adequacy Ratio of 15.3% and Common Equity Tier 1 Ratio of 10.5%.

Reserves

Under the Chilean General Banking Act, unless an exception applies, a bank must have an (1) effective net equity (Patrimonio Efectivo) of at least 8% of its risk-weighted assets, net of required allowance for loan losses, as calculated in accordance with Chilean Banking GAAP; and (2) paid-in capital and reserves, or basic capital (Capital Básico), not lower than (y) 4.5% of its risk-weighted assets and (z) 3% of its total assets, in both cases, net of required allowance for loan losses. See “Item 3. Key Information—Presentation of Financial and Other Information—Specific Loan Information” in this Annual Report for additional information regarding events in which a higher effective net equity and/or a higher basic capital may be required and detail on certain regulations that were issued by the CMF during 2020, which may impose additional capital and reserve requirements.

The following table sets forth our minimum capital requirements as of the dates indicated. See also Note 36 to our consolidated financial statements included herein for a description of the minimum capital requirements.

	As of December 31,
	2020	2021	2022

	(in millions of Ch$ except
	for percentages )
Common Equity Tier 1	2,315,411	2,859,830	2,790,694
3% total assets net of provisions	(1,060,193)	(1,113,274)	(1,175,551)
Excess over minimum required equity	1,255,218	1,746,556	1,615,143
Net capital base as a percentage of the total assets, net of provisions	6.55%	7.71%	7.12%
Effective equity	3,044,661	4,036,480	4,086,900
10% of the risk-weighted assets	(2,244,655)	(2,488,069)	(2,678,895)
Excess over minimum required equity	800,006	1,548,411	1,408,005
Capital Adequacy Ratio	13.6%	16.2%	15.3%

As of December 31, 2022, we fully complied with all of the above capital adequacy requirements. Our capital ratio levels decreased to 15.3% in 2022 when compared to 16.2% in 2021, primarily due to capital deductions under Basel III and an increase of RWA (Risk-Weighted Assets) as a result of wholesale and retail loans (FX effect). This was partially offset by an increase net income of the year, and an increase in computable subordinated debt (FX effect).

Financial Investments

We classify our financial investments into measurement categories based on both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For additional details on our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2020, 2021 and 2022, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Investment Portfolio.”

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

Liquidity Management

We seek to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading, and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price. In addition, it is important to highlight that early withdrawal for time deposits are not allowed and demand deposits have government insurance without limit amount. See “Item 11. Quantitative and Qualitative Disclosures about Financial Risk” for more detailed information relating to the methods we employ in managing our liquidity.

Cash Flow

The tables below set forth information about our main sources and uses of cash. No legal or economic restrictions exist on the ability of our Chilean subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations in the Chilean Corporations Law regarding loans to related parties, and dividend payments. In addition, no legal or economic restrictions exist on the ability of our Colombian subsidiaries to transfer funds to us in the form of cash dividends. However, in the case of Itaú Colombia, there is a possibility that shareholders may vote to capitalize such dividends either for growth or to meet capital adequacy requirements following Basel standards. Itaú Colombia may also transfer funds to Itaú Chile in the form of loans, as long as they abide by the regulations in the Colombian financial law regarding loans to related parties. Colombian subsidiaries (other than Itaú Colombia) may not transfer funds to us in the form of loans, due to their limited corporate purpose.

Net Cash (Used in) Provided by Operating Activities

	For the Year Ended December 31,
	2020	2021	2022

	in millions of Ch$
Net cash (used in) provided by operating activities	1,432,755	(1,189,252)	(391,544)

Our net cash used in operating activities for the year ended December 31, 2022, decreased from Ch$(1,189,252) million in 2021 to Ch$(391,544) million in 2022. This decrease in net cash used in operating activities was mainly due to the increase in time deposits during the year 2022, which was mainly driven by the increase in rates and the expiration of investments under resale agreements.

Net Cash (Used in) Provided by Investing Activities

	For the Year Ended December 31,
	2020	2021	2022

	in millions of Ch$
Net cash (used in) provided by investing activities	(66,306)	(46,178)	(403,407)

Our net cash used in investing activities increased from Ch$(46,178) million for the year ended December 31, 2021, to Ch$(403,407) million for the year ended December 31, 2022. This increase in net cash used in investing activities was primarily due to the increased participation in Colombia and MCC.

Net Cash (Used in) Provided by Financing Activities

	For the Year Ended December 31,
	2020	2021	2022

	in millions of Ch$
Net cash (used in) provided by financing activities	1,569,735	1,813,707	134,218

Our net cash used in financing activities decreased from Ch$1,813,707 million for the year ended December 31, 2021, to Ch$134,218 million for the year ended December 31, 2022. This decrease in net cash used in financing activities was mainly due to our capital increase process completed during the fourth quarter of 2021 and borrowings obtained from the Central Bank of Chile.

Deposits and Other Borrowings

The following table sets forth the average month-end balances of our liabilities for the years ended December 31, 2020, 2021 and 2022, in each case together with the related average nominal interest rates paid thereon.

	As of December 31,
	2020			2021			2022
			Average			Average			Average
	Average	Interest	Normal	Average	Interest	Normal	Average	Interest	Normal
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(in millions of Ch$ except for percentages)
Time deposits	12,195,779	267,482	2.2%	10,322,040	172,504	1.7%	11,224,431	831,361	7.4%
Central Bank borrowings	1,539,759	7,162	1	2,794,810	13,903	1	3,007,334	15,245	1.0%
Repurchase agreements	598,204	8,622	1.4%	407,066	5,789	1.4%	435,631	28,069	6.4%
Mortgage finance bonds	34,536	1,262	3.7%	26,148	2,214	8.5%	20,645	3,474	16.8%
Bonds	6,358,889	290,727	4.6%	6,342,041	451,559	7.1%	6,102,006	912,381	15.0%
Commercial papers	—	—	—	—	—	—	—	—	0.0
Other interest bearing-liabilities	5,959,330	107,982	1.8%	6,133,701	65,226	1.1%	6,596,115	216,135	3.0%
Subtotal interest-bearing liabilities	26,686,497	683,237	2.6%	26,025,806	711,195	2.7%	27,386,161	2,006,665	7.3%
Non-interest bearing liabilities:
Non-interest bearing deposits	2,517,195			2,793,592			2,916,551
Derivatives	4,320,679			2,796,132			3,501,536
Other non-interest bearing liabilities	942,243			1,080,294			1,190,925
Shareholders’ equity	2,875,406			2,591,069			3,257,290
Subtotal non-interest bearing liabilities	10,655,523			9,261,087			10,866,302
Total	37,342,020	683,237		35,286,893	711,195		38,252,464	2,006,665

Our current funding strategy is to continue to utilize all funding sources in accordance with their cost, availability and our general asset and liability management strategy. Time deposits are our most important funding source. They represented 41% of our average interest-bearing liabilities for the year ended December 31, 2022. The strategy seeks to increase deposits from retail customers, which consist primarily of checking accounts that do not bear interest and therefore are an inexpensive funding source. Our total checking accounts and other demand liabilities increased by 4.4% during 2022. We also intend to continually broaden our customer deposit base, and thus, rely on a solid core deposit funding. Management believes that broadening our deposit base by increasing the number of accountholders has created a more stable funding source.

Total Borrowings

The following tables set forth the long-term, short-term, and total outstanding amounts of our principal categories of borrowings for the years ended December 31, 2020, 2021 and 2022.

	As of December 31, 2020
	On demand	Short term	Long term	Total
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Cash in process of being cleared (a)	—	—	—	—
Obligations under repurchase agreements (b)	—	638,851	—	638,851
Deposits and other demand liabilities (c)	6,197,406	—	—	6,197,406
Time deposits and other time liabilities (d)	308,348	10,015,952	1,108,764	11,433,064
Financial derivative contracts held for hedge accounting (e)	—	104,024	58,426	162,450
Financial derivatives contracts held for trading (f)	—	569,317	2,941,824	3,511,141
Interbank borrowings (g)	—	942,140	2,856,838	3,798,978
Lease obligations (h)	—	30,829	121,056	151,885
Debt instruments issued (i)	—	328,273	4,795,552	5,123,825
Financial instruments of regulatory capital issued (j)	—	—	1,081,031	1,081,031
Other financial liabilities (k)	—	13,123	—	13,123
Total	6,505,754	12,642,509	12,963,491	32,111,754

	As of December 31, 2021
	On demand	Short term	Long term	Total
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Cash in process of being cleared (a)	424,358	—	—	424,358
Obligations under repurchase agreements (b)	—	466,006	—	466,006
Deposits and other demand liabilities (c)	7,576,095	—	—	7,576,095
Time deposits and other time liabilities (d)	314,373	9,002,589	780,481	10,097,443
Financial derivative contracts held for hedge accounting (e)	—	86,022	82,223	168,245
Financial derivatives contracts held for trading (f)	—	533,384	2,223,958	2,757,342
Interbank borrowings (g)	—	1,724,265	3,194,158	4,918,423
Lease obligations (h)	—	25,362	90,182	115,544
Debt instruments issued (i)	—	512,872	5,096,923	5,609,795
Financial instruments of regulatory capital issued (j)	—	5,448	1,147,597	1,153,045
Other financial liabilities (k)	—	42,435	—	42,435
Total	8,314,826	12,398,383	12,615,522	33,328,731

	As of December 31, 2022
	On demand	Short term	Long term	Total
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Cash in process of being cleared (a)	456,947	—	—	456,947
Obligations under repurchase agreements (b)	—	354,088	—	354,088
Deposits and other demand liabilities (c)	5,555,185	—	—	5,555,185
Time deposits and other time liabilities (d)	314,829	11,077,965	1,310,859	12,703,653
Financial derivative contracts held for hedge accounting (e)	—	122,996	95,737	218,733
Financial derivatives contracts held for trading (f)	—	840,528	2,585,613	3,426,141
Interbank borrowings (g)	—	1,623,609	3,104,714	4,728,323
Lease obligations (h)	—	22,091	72,484	94,575
Debt instruments issued (i)	—	321,731	6,226,076	6,547,807
Financial instruments of regulatory capital issued (j)	—	18,754	1,244,415	1,263,169
Other financial liabilities (k)	—	312,897	46,676	359,573
Total	6,326,961	14,694,659	14,686,574	35,708,194

	As of	As of	As of
	December 31,	December 31,	December 31,
	2020	2021	2022
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
On demand	—	424,358	456,947
Up to 1 month	—	—	—
Over 1 month less than 3 months	—	—	—
Over 3 months up to 1 year	—	—	—
Over between 1 and 3 years	—	—	—
Over 3 up to 5 years	—	—	—
More than 5 years	—	—	—
Total	—	424,358	456,947

(a)   Obligations under repurchase agreements

The maturities of the outstanding amounts due are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2020	2021	2022
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
On demand	—	—	—
Up to 1 month	637,751	465,842	354,074
Over 1 month less than 3 months	1,100	164	14
Over 3 months up to 1 year	—	—	—
Over between 1 and 3 years	—	—	—
Over 3 up to 5 years	—	—	—
More than 5 years	—	—	—
Total	638,851	466,006	354,088

(b)   Deposits and other demand liabilities

The maturities of the outstanding amounts are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2020	2021	2022
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
On demand	6,197,406	7,576,095	5,555,185
Up to 1 month	—	—	—
Over 1 month less than 3 months	—	—	—
Over 3 months up to 1 year	—	—	—
Over between 1 and 3 years	—	—	—
Over 3 up to 5 years	—	—	—
More than 5 years	—	—	—
Total	6,197,406	7,576,095	5,555,185

(c)   Time deposits and other time liabilities

	As of	As of	As of
	December 31,	December 31,	December 31,
	2020	2021	2022
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
On demand	308,348	314,373	314,829
Up to 1 month	4,319,328	4,572,769	4,738,021
Over 1 month less than 3 months	2,385,542	2,087,560	3,079,014
Over 3 months up to 1 year	3,311,082	2,342,260	3,260,930
Over between 1 and 3 years	661,139	326,276	762,345
Over 3 up to 5 years	80,662	152,633	164,548
More than 5 years	366,963	301,572	383,966
Total	11,433,064	10,097,443	12,703,653

(d)   Financial derivative contracts held for hedge accounting

Financial derivative contracts are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2020	2021	2022
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
On demand	—	—	—
Up to 1 month	23,655	11,305	461
Over 1 month less than 3 months	53,744	45,617	97,331
Over 3 months up to 1 year	26,625	29,100	25,204
Over between 1 and 3 years	20,298	44,566	12,878
Over 3 up to 5 years	2,841	4,883	24,076
More than 5 years	35,287	32,774	58,783
Total	162,450	168,245	218,733

(e)  Financial derivative contracts

Financial derivative contracts are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2020	2021	2022
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
On demand	—	—	—
Up to 1 month	147,464	66,530	211,116
Over 1 month less than 3 months	158,637	143,133	157,721
Over 3 months up to 1 year	263,216	323,721	471,691
Over between 1 and 3 years	648,841	620,192	743,983
Over 3 up to 5 years	855,266	591,023	550,042
More than 5 years	1,437,717	1,012,743	1,291,588
Total	3,511,141	2,757,342	3,426,141

(f)   Interbank borrowings

Interbank borrowings are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2020	2021	2022
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
On demand	—	—	—
Up to 1 month	103,194	171,624	246,742
Over 1 month less than 3 months	119,061	132,457	241,425
Over 3 months up to 1 year	719,885	1,420,184	1,135,442
Over between 1 and 3 years	970,809	3,137,074	2,979,900
Over 3 up to 5 years	1,863,565	45,985	37,550
More than 5 years	22,464	11,099	87,264
Total	3,798,978	4,918,423	4,728,323

(g) Lease obligations

Lease obligations are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2020	2021	2022
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
On demand	—	—	—
Up to 1 month	10,288	4,847	2,008
Over 1 month less than 3 months	4,980	4,808	3,667
Over 3 months up to 1 year	15,561	15,707	16,416
Over between 1 and 3 years	51,862	41,933	39,249
Over 3 up to 5 years	37,618	27,501	22,807
More than 5 years	31,576	20,748	10,428
Total	151,885	115,544	94,575

(h) Debt instruments issued

Debt instruments issued are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2020	2021	2022
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
On demand	—	—	—
Up to 1 month	31,003	90,750	100
Over 1 month less than 3 months	545	32,551	(4,470)
Over 3 months up to 1 year	296,725	389,571	326,101
Over between 1 and 3 years	806,244	980,552	1,354,462
Over 3 up to 5 years	1,190,578	1,552,661	1,525,199
More than 5 years	2,798,730	2,563,710	3,346,415
Total	5,123,825	5,609,795	6,547,807

(i) Financial instruments of regulatory capital issued

Financial instruments of regulatory capital issued are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2020	2021	2022
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
On demand	—	—	—
Up to 1 month	—	—	—
Over 1 month less than 3 months	—	—	18,754
Over 3 months up to 1 year	—	5,448	—
Over between 1 and 3 years	31,788	165,936	147,150
Over 3 up to 5 years	122,290	—	—
More than 5 years	926,953	981,661	1,097,265
Total	1,081,031	1,153,045	1,263,169

(j) Other financial liabilities

Other financial liabilities are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2020	2021	2022
	(in millions of	(in millions of	(in millions of
	Ch$)	Ch$)	Ch$)
On demand	—	—	—
Up to 1 month	13,123	42,435	126,090
Over 1 month less than 3 months	—	—	97,153
Over 3 months up to 1 year	—	—	89,654
Over between 1 and 3 years	—	—	46,676
Over 3 up to 5 years	—	—	—
More than 5 years	—	—	—
Total	13,123	42,435	359,573

Off-Balance Sheet Arrangements

We are party to transactions with off-balance-sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in our consolidated financial statements and include commitments to extend credit. These commitments include contractual arrangements to which an unconsolidated entity is a party, under which Itaú Chile has:

•	Any obligation under certain guarantee contracts;
•	A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;
•	Any obligation under certain derivative instruments;
•

Any obligation under a material variable interest held by Itaú Chile in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to Itaú Chile, or engages in leasing, hedging or research and development services for Itaú Chile.

Such commitments are agreements to lend money to a customer at a future date, subject to the customer’s compliance with contractual terms. Since a substantial portion of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent our actual future cash requirements. The aggregate amount outstanding of these commitments was Ch$8,079,306 million as of December 31, 2022.

The Bank keeps a record of the following balances related to commitments or to liabilities of its own line of business in memorandum accounts: collateral and guarantees, confirmed foreign letters of credit, letters of credit, bank guarantees, cleared lines of credit, other credit commitments and other contingencies.

The total amount of contingent loans held off balance sheet as of December 31, 2020, 2021 and 2022 was Ch$5,393,860 million, Ch$7,859,923 million and Ch$8,079,306 million, respectively. Contingent loans are considered in the calculation of risk-weighted assets and capital requirements as well as for credit risk reserve requirements.

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

D. TREND INFORMATION

Our net interest income for the year ended December 31, 2022, increased to Ch$194,160 million, or by 19.9%, when compared to the year ended December 31, 2021. Generally, our net interest income is positively affected by an inflationary environment to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income is negatively affected by inflation in any period in which our average UF-denominated liabilities exceed our average UF-denominated assets. Currently, we have more UF-denominated assets than liabilities.

Our operating income depends significantly on our net interest income. For the years ended December 31, 2020, 2021 and 2022, net interest income over total operating income before provision for loan losses represented 78.1%, 71.6% and 76.7%, respectively. Changes in market interest rates may affect the interest rates earned on our interest-earning assets and the interest rates paid on our interest-bearing liabilities, which may result in a further reduction in our net interest income.

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

●

Uncertainty relating to the content and eventual approval of the Constitutional Convention and the breadth, depth, and timing of the structural reform agenda in Chile, and the recently reestablished political relationship between Colombia and Venezuela.

●

Global macroeconomic performance may be adversely affected by current turmoil in global banking industry, particularly after the failure of two U.S. banks and the forced sale of Credit Suisse in March 2023.

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

Please also see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

E. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

In our filings with the SEC, we prepare our consolidated financial statements in accordance with IFRS. In preparing our consolidated financial statements, we use estimates and assumptions to account for certain assets, liabilities, revenues, expenses, and other transactions. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often require our management to make judgments regarding the effects on our financial condition and results of operations on matters that are inherently uncertain. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. Actual results may differ from those estimated under different variables, assumptions, or conditions, and if these differences could have a material impact on our reported results of operations. Note 1 to our consolidated financial statements contains a summary of our significant accounting policies.

In addition to the critical accounting policies described below, information regarding other accounting policies is set forth in the notes to our consolidated financial statements.

Allowance for Expected Credit Losses

The single impairment model applies to all financial assets measured at amortized cost and FVTOCI, including loan commitments and contingent loans. The Bank accounted the ECL related to financial assets measured at amortized cost and FVTOCI as a loss allowance in the statement of financial position and the carrying amount of these assets is stated net of the loss allowance. The ECL related to contingent loans are accounted as a provision in the statement of financial position. For financial assets that are measured at fair value through other comprehensive income, the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset in the statement of financial position. The new model uses a dual measurement approach, under which the loss allowance is measured as either: (a) 12-month expected credit losses or (b) lifetime expected credit losses.

The Bank, at the end of each reporting period, evaluates whether a financial instrument’s credit risk has increased since initial recognition, and consequently classifies the financial instrument in one of the three stages. Stage 1 requires at initial recognition of a loan or when there has been an improved credit risk following a significant increase or impairment of assets, the Bank recognizes an allowance based on 12 months ECL. When a loan has shown a significant increase in credit risk since origination, it is classified in Stage 2 and the Bank records an allowance for the lifetime ECL. Stage 2 loans also include loans where the credit risk has improved following a Stage 3 classification. Finally, Stage 3 includes loans considered credit-impaired and the Bank records an allowance for the lifetime ECL, setting the probability of default at 100%.

The expected credit losses are the probability-weighted estimate of credit losses, i.e., the present value of all cash shortfalls. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. The three main components in measuring expected credit losses are:

•

PD: The probability of default is an estimate of the likelihood of default over a given period of time. A default may only happen at a certain time over the assessed period if the facility has not been previously de-recognized and is still in the portfolio.

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

A hypothetical increase/decrease of 0.01% in the yield curves applied to our 2022 year-end financial trading instruments portfolio would have an impact on rate sensibility of Ch$5 million.

See “Item 11. Quantitative and Qualitative Disclosures About Financial Risk B. Financial Risk Management—2) Quantification and Control of Financial Risk Exposure—a) Market Risk Metrics and Limits” for more information on the sensitivity analysis.

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

The following factors, among others, could significantly impact the impairment analysis and may result in additional future goodwill impairment charges that, if incurred, could have a material adverse effect on the Company’s financial condition and results of operations:

•	The macroeconomic factors in Chilean economy may not recover and evolve from 2023 onwards in line with current expectations.
•	The Bank may not execute its strategic objectives according to budgets and plans.

A hypothetical increase/decrease of 0.1% in the discount rate uses in the goodwill impairment test would have resulted in an increase/decrease of approximately Ch$57,176 million. This change will not result in an impairment of the goodwill.

For additional information, see Note 32 “Depreciation, Amortization and Impairment” to our consolidated financial statements.

Recently Adopted and New Accounting Pronouncements

New amendments and interpretations to IFRS standards have been issued but not yet adopted in our consolidated financial statements as of December 31, 2022, none of them with significant modifications.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In addition to the scheduled maturities of our contractual obligations which are included under “—Liquidity and Capital Resources—Sources of Liquidity” above, as of December 31, 2022, we also had other commercial commitments which mainly consist of open and unused letters of credit, together with guarantees granted by us in Ch$, UF and foreign currencies (principally U.S. dollars). We expect most of these commitments to expire unused.

The following table includes both the accrued interest and the interest expense projected over time of each contractual obligation as of December 31, 2022. For variable rate debt and interest rate swaps and other derivatives, where applicable, the interest rates upon which we based our contractual obligations going forward are based on the applicable forward curves. For any cross-currency swaps or other derivatives as applicable, the foreign currency exchange rate used was spot.

	Less than 1			More than
Contractual Obligations(*)	year	1-3 years	3-5 years	5 years	Total

	(in millions of Ch$)
Deposits and other demand liabilities	(5,574,147)	—	—	—	(5,574,147)
Time deposits and other time liabilities	(11,451,252)	(835,639)	(194,504)	(862,437)	(13,343,832)
Interbank borrowings	(1,867,987)	(3,145,029)	(58,229)	(149,580)	(5,220,825)
Obligations under repurchase agreements	(200,264)	—	—	—	(200,264)
Debt instruments issued and financial instruments of regulatory capital issued	(600,860)	(1,932,161)	(1,904,631)	(5,095,048)	(9,532,700)
Other financial liabilities	(1,015,433)	(194,900)	(16,020)	(7,898)	(1,234,251)
Financial derivative contracts help for trading and for hedge accounting	(918,250)	(714,057)	(539,760)	(1,295,654)	(3,467,721)
Lease contracts liabilities	(20,510)	(35,797)	(19,165)	(11,129)	(86,601)
Total contractual obligations	(21,648,703)	(6,857,583)	(2,732,309)	(7,421,746)	(38,660,341)

(*)    The variable rates projections are obtained from the Forward Rate Agreement (FRA) rates of the respective projection curves. The parities used to convert the amounts to Chilean pesos correspond to the accounting parities used in the referred date.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

We are managed by our CEO (Gerente General) under the direction of our board of directors, which, in accordance with the Bank’s by-laws, as amended at the Extraordinary Shareholders’ Meeting of the Bank held on January 19, 2023, and approved by the CMF on March 28, 2023, consists of seven directors and one alternate who are elected at our annual ordinary shareholders’ meetings. Pursuant to the provisions of our bylaws, members of the board of directors are generally elected for three-year terms. All of the members of the board of directors were elected on April 20, 2023, at our annual ordinary shareholders’ meeting for a three-year period at which the board of directors was renewed in its entirely.

Cumulative voting is permitted for the election of directors. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Our principal executive officers are appointed by the board of directors and the CEO and hold their offices at the discretion of the board of directors and the CEO. Scheduled meetings of the board of directors are held monthly. Extraordinary meetings can be held whenever called by the chairman, whether at his own will or upon the request of one or more directors, so long as the chairman determines in advance that the meeting is justified, except if the request is made by the absolute majority of the directors in office, in which case the meeting shall be held without such prior determination. None of the members of our board of directors has a contract or agreement which entitles any director to any benefits upon termination of employment with us.

Our current directors are as follows:

Directors	Position	Age
Ricardo Villela Marino	Chairman and Director	49
Milton Maluhy Filho	Vice Chairman and Director	47
Diego Fresco Gutiérrez	Director	53
Matias Granata	Director	48
Pedro Paulo Giubbina Lorenzini	Director	55
Luis Octavio Bofill Genzsch	Independent Director	59
Pedro Samhan Escandar	Independent Director	73
Rogério Carvalho Braga	Alternate Board Member	67

Ricardo Villela Marino became a director on April 11, 2016. Since July 27, 2022 he is the Chairman of our board of directors. Mr. Marino has served as a member of the board of Itaú Unibanco Holding since 2010 and as its non-executive vice chairman since 2020. Mr. Marino has also been the chairman of Itaú Unibanco’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an alternate member of the board of directors of Itaúsa S.A. since 2011; alternate member of the board of directors of Duratex S.A. since 2009; alternate member of the board of directors of Itautec S.A. (2009 to 2019); and alternate member of the board of directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Milton Maluhy Filho became a director on January 1, 2019. Since July 27, 2022 he is the Vice Chairman of our board of directors. Mr. Maluhy has been the chief executive officer at the Itaú Unibanco Group since 2021, having served as chief financial officer and chief risk officer as well. Previously, Mr. Maluhy was the chief executive officer of Itaú Chile between April 1, 2016 and December 31, 2018, responsible for the merger of Corpbanca and Itaú Chile. He joined the Itaú Unibanco Group in 2002, was elected officer in 2007 and became a partner in 2010. Previously, he was the chief executive officer of Rede S.A. (former Redecar S.A.), a card-processing subsidiary, and executive director at Itaú Unibanco, responsible for the management of the credit card segment and retail store alliances. Previously, he worked at Itaú BBA, holding leadership positions in areas such as international, products, operations, treasury, and trading desk. Prior to joining the Bank, he worked at J.P. Morgan, Crédit Commercial de France (CCF Brazil) and Lloyds TSB. Mr. Maluhy holds a B.A. in Business Administration from Fundação Armando Álvares Penteado—FAAP.

Diego Fresco Gutiérrez became a director on March 24, 2022 and he was reelected on April 20, 2023. He previously served as an alternate director between March 28, 2018 and March 23, 2022. Mr. Fresco is currently a member of the audit committee of Itaú Chile and of Itaú Colombia. He is director and audit committee member of StoneCo as well as audit committee member of Votorantim Cimentos S.A. Mr. Fresco previously served as a partner at PwC – São Paulo (2000 to June 2013) in the capital markets and accounting advisory services area, and prior to that he held several positions at PwC in Uruguay (1998 to 2000 and 1990 to 1997) and in the United States (1997 to 1998). He has a B.A. in Accounting from Universidad de la República Oriental del Uruguay in 1994. He is a certified public accountant registered in the State of Virginia (United States) since 2002 (Registration 27,245) and an accountant registered with the Regional Council of Accountancy of the State of São Paulo.

Matias Granata became a director on January 27, 2021 and he was reelected on April 20, 2023. Mr. Granata is a partner in the Partners Program and a member of the executive committee at the Itaú Unibanco Group. He is currently the chief risk officer of the Itaú Unibanco Group, responsible for the risks department since 2021. He has held several positions at the Itaú Unibanco Group, including officer responsible for AML, credit risk, modeling and market and liquidity risks (2014 to 2021). He holds a Bachelor’s degree in Economics from the Universidad de Buenos Aires (UBA), Buenos Aires, Argentina, a postgraduate degree in Economics from the Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina, and a Master’s degree in International Economic Policy from the University of Warwick, United Kingdom with the British Chevening Scholarship.

Pedro Paulo Giubbina Lorenzini became a director on March 24, 2022 and he was reelected on April 20, 2023. Mr. Lorenzini is a Member of the Partners Program and has been an officer of the executive committee at the Itaú Unibanco Group since 2021. He is currently responsible for the treasury, client and product desks and macroeconomics departments at the Itaú Unibanco Group and for its operations in South America (Argentina, Paraguay, Uruguay and Itaú Chile), having held the position of executive officer (2021). He is a member of the board of directors and a member of the risk and financial committee at B3 S.A. – Brasil, Bolsa, Balcão (2021-2023 two-year period). Mr. Lorenzini was responsible for the markets, securities services and treasury (2008 to 2021); sales and structuring, ALM management (2004 to 2008); trading and currency management (2000 to 2004); management of the ALM department (1997 to 2000); several departments of the treasury products sales to corporate clients (1995 to 1997); structuring and development of treasury products (1993 to 1995); product and risk management manager (1992 to 1993); and responsible for controllership and management of managerial results from corporate products (1991 to 1992) at Citigroup Brazil, and was a trainee (1989 to 1991) at Citibank Brazil. He was the chairman of the treasury committee (2010 to 2013) and Citibank’s representative at the board of executive officers at the Federação Brasileira de Bancos (FEBRABAN) (2013 to 2021), and chairman of the treasury committee (2010 to 2012) and vice president of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2010 to 2021). He holds a Bachelor’s degree in Business Administration from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil.

Luis Octavio Bofill Genzsch became a director on April 20, 2023. He received a law degree from the Pontificia Universidad Católica de Valparaíso. He is a partner and founder of Bofill Mir Abogados. He has focused his more than 30 years of legal professional practice in corporate and commercial matters, advising local and international clients in several areas and industries, including public and private organizations. He has also been an academic since 1991, including Professor of Commercial Law at the School of Law of the Universidad de Chile. He is a member of the list of arbitrators at the Center of Arbitration and Mediation of the Santiago Chamber of Commerce, member of the List of Experts for the Integration of the Arbitration Court for the Concessions Law, and member of the Chilean Bar Association. He has been a board member at several closed and publicly-held companies in Chile, in several industries.

Pedro Samhan Escandar became a director on September 27, 2016 and he was reelected on April 20, 2023. Mr. Samhan was formerly a member of the board of Citibank in Panama and Costa Rica. Before that, he was the chief financial officer of Banco de Chile between 2008 and 2014 and was appointed as director of Banchile Trade Services Limited. Previously, Mr. Samhan was the chief financial officer of Citigroup Chile for several years. He served as a member of the board of directors of Cruz Blanca Seguros de Vida from 1994 to 1997, AFP Habitat from 1996 to 2006 and Compañía Minera Las Luces from 1994 to 1996. Mr. Samhan was the chief financial officer of Citicorp for Caribbean and Central America from 1990 to 1993 and investment banking head of Citicorp Chile from 1988 to 1990. Mr. Samhan holds a degree in civil industrial engineering from Universidad de Chile.

Rogério Carvalho Braga became a director on April 29, 2020 and in April 20, 2023 he became and an alternate member of the board of directors. Mr. Braga is a former senior executive of Itaú Unibanco and also a former corporate director of marketing & products at Itaú Chile between April 1, 2016 and December 31, 2018. He has been a member of the audit committee at the Itaú Unibanco Group since 2021. He has held a number of positions at the Itaú Unibanco Group, including officer (2020). He joined the Itaú Unibanco Group in 1999 and was elected officer in 2000. Before joining Itaú Unibanco, Mr. Braga worked for six years in AIG (American International Group) in New York and Lisbon, and for 11 years with the Moreira Sales group, in charge of the food industry sector. Mr. Braga holds a degree law degree from the Pontificia Universidade Católica de São Paulo and an M.B.A. from Pepperdine University.

Executive Officer	Position	Age
Gabriel Amado de Moura	Chief Executive Officer	47
Rodrigo Luis Rosa Couto	Chief Financial Officer	47
Sebastián Romero Evans	Corporate Director ‒ Wholesale and Investment Banking	48
Julián Acuña Moreno	Corporate Director ‒ Retail Banking	57
Daniel Brasil	Corporate Director ‒ Treasury	40
Jorge Novis Neto	Corporate Director ‒ Digital Business Development	45
Mauricio Baeza Letelier	Chief Risk Officer	59
Eduardo Oliveira Neves	Corporate Director ‒ IT	49
Cristián Toro Cañas	General Counsel	52
Marcela Jiménez Pardo	Corporate Director ‒ Human Resources and Sustainability	47
Emerson Bastian Vergara	Chief Audit Officer*	44
Max Montencino	Chief Compliance Officer*	48
Joaquín Rojas Walbaum	General Manager ‒ New York Branch	43
Baruc Sáez	Chief Executive Officer ‒ Itaú Colombia	53

*     Mr. Emerson Bastian reports to the audit committee. Mr. Montecino coordinates with senior management through the chief risk officer and has direct communication with the audit committee and the board of directors.

Our current executive officers are as follows:

Gabriel Amado de Moura became chief executive officer on January 30, 2020, after serving as chief financial officer of Itaú Chile since April 1, 2016. Mr. Moura joined Itaú Unibanco in 2000 and became a partner in 2017. He has more than 24 years of experience in investment management, risk management, finance and M&A. Mr. Moura held the position of chief investment officer for Itaú’s pension funds, endowments and insurance businesses. He was also chief risk officer for wealth management, as well as a member of the board of directors of different companies in Brazil and abroad. Prior to joining the Bank, he worked at BBVA Asset Management and Itaú Bankers Trust. Mr. Moura holds an M.B.A. from the Wharton School at the University of Pennsylvania.

Rodrigo Luis Rosa Couto became the chief financial officer, or the “CFO”, on September 1, 2020. Mr. Couto joined Itaú Unibanco in 2008, where he worked in both risk and finance departments, notably as head of capital management for the last 11 years as well as chief financial officer for both the Wholesale and Retail divisions. Previously, he was a consultant at McKinsey & Company, specializing in corporate finance and risk management, as well as a bank supervisor at the Central Bank of Brazil. Mr. Couto holds a degree in business from the Federal University of Rio Grande do Sul and holds an M.B.A from the Wharton School at the University of Pennsylvania.

Sebastián Romero became corporate director of the Wholesale and Investment Banking on September 20, 2021. Mr. Romero has extensive experience leading teams that serve global corporations, financial institutions, and financial sponsors. Prior to joining us, Mr. Romero held a wide range of executive roles at Santander Group in Chile, Spain, and London. He served as global head of multinational corporations based in London, being a member of the global executive committee of banking & corporate finance. Previously, he led the Corporate and Investment Banking unit in Chile. In March 2009, Mr. Romero was appointed managing director and global head of export & agency finance based in Madrid, with global responsibilities to oversee all structured export finance activities of the Santander Group. Mr. Romero received a B.A. in Business and Administration from Universidad Gabriela Mistral and a post-degree from Universidad Adolfo Ibáñez and Universidad de los Andes.

Julián Acuña Moreno became corporate director of the Retail Banking in September 2016. Mr. Acuña has vast experience in both national and international banking, having worked as commercial division manager at Banco Santander-Chile, in Chile, and at Banco Santander Colombia, in Colombia. Mr. Acuña holds an Accountant Auditor degree from the Universidad Diego Portales, Chile.

Daniel Brasil became corporate director of Treasury on January 1, 2023. Mr. Brasil has more than 17 years of experience in the Latin American banking industry in the Treasury area. He began his career at Citibank Brazil as a trader banking, then he joined Itaú Unibanco, where, for nine years, he also worked as a trader banking, was in charge of the functions of transfer price, hedge investments abroad and Latam market trader, in addition to participating in the merger of Itaú Unibanco. He has spent the last six years of his career at Itaú Chile as Banking Manager and ALM. He also participated in the merger process of Itaú with Corpbanca. Mr. Brasil holds a degree in Engineer from University of São Paulo.

Jorge Novis became corporate director of digital business development in March 2021, leading the digital transformation of Itaú in Chile. Mr. Novis previously served as corporate director of operations between April 2018 and February 2021. He joined Itaú Chile in May 2017 as head of strategic planning and quality service. He previously worked at Itaú Unibanco for approximately four years, leading several business transformation programs. He also worked as a management consultant between 2002 and 2014, working in Latin America, the U.S., Europe, and Asia. Mr. Novis received a degree in Civil Engineer from Universidade Federal da Bahia, an M.B.A. from Harvard Business School and a Master of Science in Finance from Fundação Getulio Vargas.

Mauricio Baeza Letelier became chief risk officer in September 2016. With more than 33 years of experience in the banking industry, Mr. Baeza Letelier has held diverse executive positions in risk management areas of local banking institutions. He served as chief risk officer of Banco de Chile and is currently the vice president of the Risk Committee of the Bank and of the Financial Institution Association of Chile (Asociación de Bancos e Instituciones Financieras de Chile). Mr. Baeza holds an undergraduate degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Eduardo Neves became corporate director of IT on April 2, 2021. Mr. Neves has more than 26 years of experience in technology, working mainly in the financial and telecommunications sectors. Previously, he served as vice president of Cloud Applications and Innovation for Latin America at IBM, from Brazil, where he led large-scale projects since joining in 2013. He was responsible for the accounts of Bradesco and later Itaú Unibanco, managing most of the IBM consulting business for Latin America. He studied Engineering in Technology and has an MBA from the Federal University of Rio de Janeiro (UFRJ).

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

Marcela Jiménez Pardo became corporate director of human resources in April 2016 and since April 2022 also became responsible for sustainability. She also served as chief human resources officer at Corpbanca between July 2012 and March 2016. Previously, she served in the global banking consulting group at Banco de Chile from 2008 to 2012. Mrs. Jiménez received an undergraduate degree in Psychology from the Pontificia Universidad Católica de Chile and a postgraduate degree in Human Resources Management from Universidad Adolfo Ibáñez.

Emerson Bastian Vergara became chief audit executive in April 2017. Previously, Mr. Bastian was a partner at Deloitte Chile’s governance, regulatory and risk strategies practices. Mr. Bastian received an undergraduate degree in Accounting from Universidad de Chile and a Master’s degree in Business Administration from Universidad Adolfo Ibáñez.

Max Montecino Malky became chief compliance officer in January 2023. Mr. Montecino has an extensive career in both the public and private sectors, having served as head of the financial division at the Superintendency of Pensions and Head of Intelligence at the Financial Intelligence Unit of Chile for 11 years. Previously, he worked for 12 years in various management positions related to investments, finance, and financial risk control in international insurance companies, such as the Interamericana Insurance Company, a subsidiary of AIG, and BNP Paribas Cardif. Mr. Montecino received a B.A. in Business and Administration from Universidad de Chile and a master’s in Financial Direction from Universidad Adolfo Ibañez.

Joaquín Rojas Walbaum became general manager of Itaú Chile New York Branch in October 2017. Mr. Rojas has more than 19 years of experience in the financial industry. Prior to his current position he was the head of Treasury at the New York Branch. Before that, he worked in the investment division at MetLife Chile and credit division at MetLife Investments Latin America. He holds an undergraduate degree in Economics from Universidad de Chile and a Master of Business Administration from Columbia University.

Baruc Sáez became chief executive officer of Itaú Colombia on November 1, 2020, after serving as director of investment banking for Itaú BBA for Latin America, based in New York. With 10 years of experience in the Itaú group, he has been responsible for consolidating and leading the regional investment banking team. He also directed the international fixed income platform for debt capital markets, loan syndication and credit structuring. Before joining Itaú, he worked at Marathon Asset Management, Deutsche Bank, ABN AMRO, and ING Barings, always in positions linked to the wholesale and investment world. He holds a Bachelor’s degree from Bard College and a Master’s degree in International Economics and Finance from Brandeis University.

B. COMPENSATION

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our officers. However, we publicly disclose the fees paid to each of our directors and members of the board committees.

As approved in our ordinary shareholders’ meeting held on March 24, 2022, for the year ended December 31, 2022, we paid the following to each: director UF150 per month, vice-chairman UF450 per month and chairman UF600 per month. Also, our shareholders agreed to an annual budget of UF5,400 for the directors’ committee and a monthly compensation of UF100 for each of its member and UF150 for its chairman and approved additional compensation for the directors and external advisors participating in the following committees:

a)	Audit Committee: UF100 per month for each member and UF150 per month for its chairman;
b)	Other committees: UF50 for attendance at committee meetings.

No amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. In the year ended December 31, 2022, we paid our middle management and senior management an aggregate of Ch$37,146 million (Ch$32,801 million in 2021) and our directors an aggregate of Ch$1,238 million (Ch$1,358 million in 2021). Chilean law does not require us to have a compensation committee.

Finally, at our ordinary shareholders’ meeting held on April 20, 2023, our shareholders approved to pay a monthly fee of UF150 for each director, UF450 for vice-chairman and UF600 for chairman, and an annual budget of UF5,400 for the directors’ committee. Our shareholders also approved to pay a monthly compensation of UF100 for each member of the directors’ committee and UF150 for its chairman, and approved additional compensation for the directors and external advisors participating in the following committees:

a)	Audit Committee: UF100 per month for each member and UF150 per month for its chairman; and
b)	Other committees: UF50 for attendance at committee meetings.

C. BOARD PRACTICES

The period during which the directors have served in their office is shown in the table under Section A of this Item 6. The date of expiration of the current term of office is shown in the table below:

Director	Date of Expiration of Term
Ricardo Villela Marino	April 2026
Milton Maluhy Filho	April 2026
Diego Fresco Gutiérrez	April 2026
Matias Granata	April 2026
Pedro Paulo Giubbina Lorenzini	April 2026
Luis Octavio Bofill Genzsch	April 2026
Pedro Samhan Escandar	April 2026
Rogério Carvalho Braga	April 2026

Pursuant to the provisions of our bylaws, the members of the board are generally renewed every three years, based on length of service and according to the date and order of their respective appointments. At the annual ordinary shareholders’ meeting held on April 20, 2023, and pursuant to the amendments to the by-laws resolved in the Extraordinary General Meeting of Shareholders held on January 19, 2023 as approved by the Comsion para el Mercado Financiero on March 28, 2023, the board of directors was renewed in its entirety as indicated above. The next annual general meeting of shareholders of the Bank is expected to be held in April 2024.

D. BOARD COMMITTEES

Audit Committee

Our board of directors maintains an audit committee which currently comprises four members, including two directors and two non-director members. The current members of the audit committee are Messrs. Pedro Samhan Escandar, who chairs it, Diego Fresco Gutiérrez, María Ximena Cisternas Peñailillo and Antonio de Lima Neto.

A description of the experience and qualifications for Messrs. Pedro Samhan Escandar and Diego Fresco Gutiérrez, each of whom is a director of the Bank, is included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” Below we include a summary of the experience and qualifications for Ms. María Ximena Cisternas Peñailillo and Mr. Antonio de Lima Neto, who are non-director members of the Audit Committee.

María Ximena Cisternas Peñailillo, is the Founder and CEO of RoMax Technologies, Vicepresident at IGNIBRUM, with more than 25 years of experience in information security, cibersecurity and technological risk. Mrs. Cisternas has held several senior positions in information security at companies such as NTT Data, Falabella Group and Banco del Desarrollo. Also, she is a professor at the Master in Cibersecurity at the Universidad Adolfo Ibañez. Ms. Peñailillo received a degree in Computer Engineer from the Universidad Técnico Federico Santa María.

Antonio de Lima Neto has served as president (August 2009 to October 2013) at Banco Fibra S.A. He has worked as president (December 2006 to April 2009); vice president of retail and distribution (July 2005 to December 2006); vice president of international business and wholesale (November 2004 to July 2005); commercial director (September 2001 to November 2004); executive superintendent of the commercial board (July 2000 to September 2001); Tocantins State superintendent (May 1999 to May 2000) and regional superintendent of Belo Horizonte (January 1997 to May 1999) at Banco do Brasil S.A. He has also served as member of the board of directors (2007 to 2009) at Brasilprev Seguros e Previdência S.A.; member of the board of directors (2006 to 2009) at the Brazilian Federation of Banks (FEBRABAN—Federação Brasileira de Bancos); member of the board of directors (2004 to 2005) at BB Seguridade e Participações S.A; member of the board of directors (2003 to 2005) at Brasil Saúde Companhia de Seguros; member of the board of directors (2001 to 2009) at Alliance Insurance Company of Brazil; member of the board of directors (2000 to 2007) at BB Securities Limited Pension Fund. He holds a Master’s degree in Economics from Fundação Getulio Vargas (2017); a course for board members from the Brazilian Institute of Corporate Governance (IBGC) (2014); a Postgraduate degree in Marketing from PUC-Rio (2001); Training for Executive M.B.A. from Fundação Dom Cabral (1997); and a B.A. in Economics from Universidade Federal de Pernambuco (UFPE), 1996.

The local regulator (CMF) recommends for the banking industry that at least one of the members of the audit committee, who must also be a member of the board of directors, be experienced with respect to the accounting procedures and financial aspects of banking operations. Moreover, the members of the audit committee are appointed by the board of directors and must be independent according to the criteria set forth by the board of directors, and they cannot accept any payment or other compensatory fee from the Bank, other than in their role and responsibility as members of the board of directors, of the audit committee or of other established committees. Members of the audit committee receive a monthly remuneration.

The audit committee has one charter that establishes its composition, objectives, roles, responsibilities, and extension of its activities. The CMF requires the audit committee to meet at least every four months and to provide an annual written report to the board of directors informing it of its activities. This report must also be presented to the annual shareholders’ meeting. According to their charter, the audit committee meetings take place at least twice a month.

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

Directors’ Committee

Our board maintains a directors’ committee which currently comprises three members Two of them are considered under Chilean law as independent directors of our board of directors. The current members of the directors committee are Messrs. Pedro Samhan Escandar, who chairs it, Luis Octavio Bofill Genzsch and Diego Fresco Gutiérrez, as office-holders.

A description of the experience and qualifications for Messrs. Pedro Samhan Escandar, Luis Octavio Bofill Genzsch and Diego Fresco Gutiérrez is included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

The directors’ committee has bylaws that establish their composition, organization, objectives, duties, responsibilities, and extension of its activities. The directors’ committee is required to meet once per month and provide an annual written report to the board of directors informing it of its activities. The report must also be presented to the annual shareholders’ meeting.

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

E.OTHER COMMITTEES

Integral Risk Committee

The main objective of this committee is to support the board of directors in the identification, evaluation, management and control of all its risks and management and definition of the Bank’s risk appetite, including its dimensions of capitalization, credit risk, financial and liquidity risk, earnings composition, operational risk, cybersecurity risk and reputational risk; as well as to support the dissemination and strengthening of a risk culture in the bank.

This committee currently comprises five members, Messrs. Matias Granata, Pedro Paulo Giubbina Lorenzini, Rogério Carvalho Braga, Gabriel Amado de Moura and Mauricio Baeza Letelier. A description of the experience and qualifications for Messrs. Matias Granata, Pedro Paulo Giubbina Lorenzini, Rogério Carvalho Braga, Gabriel Amado de Moura and Mauricio Baeza Letelier is included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Management and Talent Committee

The purpose of this committee is to recommend the appointment of the Bank’s senior management and approve evaluation, compensation and long-term incentive policies and mechanisms.

This committee currently comprises five members, Messrs. Ricardo Villela Marino, Milton Maluhy Filho, Pedro Paulo Giubbina Lorenzini, Gabriel Amado de Moura and Sergio Fajerman. A description of the experience and qualifications for Messrs. Ricardo Villela Marino, Milton Maluhy Filho, Pedro Paulo Giubbina Lorenzini and Gabriel Amado de Moura is included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” Below we include a summary of the experience and qualifications for Sergio Fajerman.

Sergio Fajerman, a member of the Partners Program, and has been an officer, member of the Executive Committee of the Itaú Unibanco Group since 2021. He is currently responsible for the personnel department. He has held several positions at the Itaú Unibanco Group, including executive officer from 2017 to 2021 and corporate personnel management officer and personnel officer for the Wholesale Banking Office from 2010 to 2017. He holds a bachelor’s degree in economics from Universidade Federal do Rio de Janeiro (“UFRJ”), Rio de Janeiro, Brazil; an MBA in corporate finance from Instituto Brasileiro de Mercado de Capitais (“IBMEC”), Brazil; an MBA from INSEAD,  Fontainebleau, France. He has also attended the Advanced Human Resources Executive Program at the University of Michigan, Michigan, U.S.

F. EMPLOYEES

As of December 31, 2022, on a consolidated basis, we had 7,558 employees. At the same date, approximately 54% of our employees were unionized. All management positions are held by non-unionized employees. We believe that we have good relationships with our employees and the unions to which some of our employees belong. Our employees are covered by collective bargaining agreements, which Itaú Chile entered into in 2017 for former Corpbanca’s unions and for former Itaú Chile’s unions. These agreements were renewed in 2020 and 2022 and will expire between December 2022 and December 2025. All agreements provide for improved benefits and have a term of three years.

The table below shows our employees by geographic area:

	Year Ended December 31,
	2020	2021	2022
Chile	5,234	5,091	5,131
Colombia	3,058	2,651	2,356
Panama	40	40	39
United States	32	34	32
Total	8,364	7,816	7,558

G. CONTROLLING SHAREHOLDER’S SHARE OWNERSHIP

As of the date of this report, Itaú Unibanco Holding is the sole controlling shareholder of Itaú Chile with a total share of capital of 65.62% held directly or indirectly through its affiliates.

On March 2, 2023, our controlling shareholder Itaú Unibanco Holding announced its intention to make a voluntary tender offer for all of the outstanding shares of Itaú Chile not held by Itaú Unibanco Holding or its affiliates. The proposed tender offer has not yet commenced and is expected to be conducted in the first half of 2023. The proposed tender offer is subject to, among other conditions, regulatory approvals from the Central Bank of Brazil and CMF.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Our only outstanding voting securities are our common shares. As of the date of this report, we had 973,517,871,202 common shares outstanding traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Shares are also traded as depositary receipts on the NYSE in the form of ADSs. At our Extraordinary Shareholders’ Meeting held on January 19, 2023, several amendments to our by-laws were approved; one of those amendments was the Reverse Stock Split, which effectiveness is subject to certain conditions precedent, including registration and publication of the amended by-laws (which has already been completed), registration of the new common shares in the CMF securities registry (which request was filed on April 14, 2023), and notification to the Chilean stock exchanges. As anticipated in said Extraordinary Shareholder’s Meeting, we expect such conditions precedents to be completed in May 2023. For more information, see Item 4. Information on the Company. B. Business Overview—Ownership Structure.”

The following table sets forth information with respect to the record and beneficial ownership of our capital stock as of the date of this report:

		Percentage
		of Total		Percentage of
		Share		Voting and
Shareholders	Number of Shares	Capital	Number of Votes	Dividend Rights
Itaú Unibanco	638,826,855,128	65.62%	638,826,855,128	65.62%
ITB Holding Brasil Participações Limitada (1)	337,067,239,334	34.62%	337,067,239,334	34.62%
Itaú Unibanco Holding S.A.	256,035,852,654	26.30%	256,035,852,654	26.30%
CGB II SpA	18,011,182,273	1.85%	18,011,182,273	1.85%
CGB III SpA	4,006,137,826	0.41%	4,006,137,826	0.41%
Saga II SpA	15,579,424,880	1.60%	15,579,424,880	1.60%
Saga III SpA	8,127,018,161	0.83%	8,127,018,161	0.83%

Others	334,691,016,074	34.38%	334,691,016,074	34.38%
Securities Brokerage	165,940,410,837	17.05%	165,940,410,837	17.05%
ADSs holders and Foreign Inst. Investors	83,516,432,592	8.58%	83,516,432,592	8.58%
Local Institutional Investors	63,717,964,499	6.55%	63,717,964,499	6.55%
Other minority shareholders	21,516,208,146	2.21%	21,516,208,146	2.21%

Total	973,517,871,202	100.00%	973,517,871,202	100.00%
(1)	Includes 103,736,846,776 shares owned by ITB Holding Brasil Participações Ltda. that are under custody.

As of the date of this report, ADS holders (through the depositary) and foreign institutional investors held approximately 8.58% of our total common shares, represented by sixteen registered shareholders (The Bank of New York Mellon—ADRs; Banco de Chile on behalf of non-resident third parties; Banco de Chile on behalf of Citi N.A. London Clients; Banco de Chile on behalf of State Street; Banco de Chile on behalf of Citi N.A. New York Clients; Banco de Chile on behalf of CEP Luxembourg Clients; Banco de Chile on behalf of MS; Banco de Chile on behalf of Merrill L.; Banco de Chile on behalf of Citi NA Hong Kong Clients; Banco Santander on behalf of foreign investors; Banco Santander-HSBC Bank PLC London Client Account; BNP Paribas Securities Services Sociedad Fiduciaria; BNP Paribas Arbitrage SNC; JP Morgan Securities Limited; Dimensional Investments Chile Fund Ltda. and IFC). The remaining 91.42% of our total shares were held by both Itaú Unibanco and locally, in Chile, represented by 890,001,438,610 shares. All of our shareholders have identical voting rights.

Itaú Unibanco Holding, directly and, through ITB Holding Brasil Participações Limitada, CGB II SpA, Saga II SpA, Saga III SpA and CGB III SpA, held approximately 65.62% of our outstanding common shares as of the date of this report. ITB Holding Brasil Participações Limitada, CGB II SpA, Saga II SpA, Saga III SpA and CGB III SpA, are controlled by Itaú Unibanco Holding, which is the sole controlling shareholder of Itaú Chile.

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

Under the Chilean Corporations Act, a “related party transaction,” in the case of an open stock corporation, is any operation between such corporation and (i) one or more related persons under Article 100 of the Securities Market Act (see below), (ii) a director, manager, administrator, principal officer or liquidator of the corporation, by him/herself or on behalf of persons other than the corporation, or their respective spouses or blood or marriage relatives to the second degree, (iii) an entity of which any of the persons indicated in the previous numeral is the direct or indirect owner of 10% or more of its capital or a director, manager or officer, (iv) a person or entity determined as such by the by-laws of the corporation or the board committee, and (v) an entity in which a director, manager, administrator, principal officer or liquidator of the corporation, has acted in any of those capacities during the immediately previous 18 months.

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

As of December 31, 2020, 2021 and 2022, loans to related parties totaled Ch$197,097 million, Ch$103,518 million and Ch$81,378 million, respectively. See Note 34 to our consolidated financial statements for a more detailed accounting of transactions with related parties.

LOANS TO RELATED PARTIES

As of December 31, 2020, 2021 and 2022, loans to related parties were as follows (loans for 2020, 2021 and 2022 refer to loans and accounts receivable from customers at amortized cost):

	Productive	Investment
	Companies	Companies	Individuals

As of December 31, 2020	(in millions of Ch$ as of December 31, 2020)
Loans and receivables to customers:
Commercial loans	150,796	10,037	6,517
Mortgage Loans	—	—	30,124
Consumer Loans	—	—	7,189
Loans and receivables to customers—gross	150,796	10,037	43,830
Allowances for loan losses	(6,333)	(885)	(348)
Loans and receivables to customers, net	144,463	9,152	43,482

	Productive	Investment
	Companies	Companies	Individuals

As of December 31, 2021	(in millions of Ch$ as of December 31, 2021)
Loans and receivables to customers:
Commercial loans	47,792	19,208	5,758
Mortgage Loans	—	—	33,701
Consumer Loans	—	—	8,058
Loans and receivables to customers—gross	47,792	19,208	47,517
Allowances for loan losses	(9,592)	(1,182)	(225)
Loans and receivables to customers, net	38,200	18,026	47,292

	Productive	Investment
	Companies	Companies	Individuals

As of December 31, 2022	(in millions of Ch$ as of December 31, 2022)
Loans and receivables to customers:
Commercial loans	—	5,743	9,842
Mortgage Loans	—	—	53,872
Consumer Loans	—	—	11,771
Loans and receivables to customers—gross	—	5,743	75,485
Allowances for loan losses	—	(469)	(381)
Loans and receivables to customers, net	—	5,274	75,104

All loans to related parties were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. During 2020, 2021 and 2022, in accordance with IFRS, the total gross amounts of related party loans outstanding amounted to Ch$204,663 million, Ch$114,517 million and Ch$81,228 million, respectively.

OTHER TRANSACTIONS WITH RELATED PARTIES

During 2020, 2021 and 2022, we had the following income (expenses) from services provided to (by) related parties:

	2020	2021	2022
	Income	Income	Income
Company	(expenses)	(expenses)	(expenses)

	(in Ch$)
Redbanc S.A.	(3,094)	(3,566)	(4,678)
Transbank S.A.	(13,177)	(8,218)	(13,037)
Combanc S.A.	(472)	(464)	(534)
Itaú Chile Cía. de Seguros de Vida S.A.	—	—	—
Centro Cultural Corpgroup SpA	—	—	(311)
Corp Research S.A.	—	—	—
Recuperadora de Créditos S.A.	—	—	—
Itaú Chile Inv. Serv. y Administración S.A.	(1,143)	(818)	(113)
Compañía de Seguros Confuturo S. A.	—	—	—
Instituto de Estudios Bancarios Guillermo Subercaseaux	—	—	—
VIP Asesorías y Servicios Integrales Limitada	—	—	—
Everis Chile S.A.	—	—	—
CAI Gestión Inmobiliaria S.A.	—	—	—
Promoservice S.A.	—	—	—
Comder Contraparte Central S.A	(826)	(849)	(1,482)
Operadora de Tarjeta de Crédito Nexus S.A.	(3,319)	(3,740)	(3,248)
Pulso Editorial S.A.	(24)	(70)	—
Inmobiliaria Edificio CorpGroup S.A.	(4,693)	(2,166)	—
Hotel Corporation of Chile S.A.	(8)	—	—
Corp Imagen y diseños S.A.	—	—	—
CorpGroup Holding Inversiones Limitada	(382)	(447)	(239)
SMU S.A., Rendic Hnos. S.A.	(2,388)	(991)	—
Inversiones Corp Group Interhold Limitada	(2,613)	(2,711)	(1,447)
Bcycle Latam SPA	(2,165)	—	—
Bolsa de Comercio de Santiago	—	—	—
Adexus S.A.	(8)	—	—
Itaú Unibanco	2,213	(655)	(1,507)
Itaú BBA Securities NY	—	2,065	1,342
Banco Itaú International	—	—	1,713
Banco Itaú (Suisse) S.A.	—	—	7
Compañía Chilena de Televisión S.A.	(8)	—	—
Inmobiliaria Gabriela S.A	(128)	(132)	—
Total	(32,235)	(22,762)	(23,534)

These transactions were carried out on terms normally prevailing in the market at the date of the transaction.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements.”

LAWSUITS AND LEGAL PROCEEDINGS

We are involved in collections proceedings initiated by us in the normal course of business and certain proceedings against us in the ordinary course of banking business as disclosed in Note 23 to our consolidated financial statements included herein.

DIVIDEND POLICY

Under the Chilean Corporations Act, Chilean publicly-held companies, which rules are generally applicable to us, are generally required to distribute at least 30% of their net income each year, unless otherwise agreed by the unanimous consent of our shareholders. In the event of any loss of capital or of the legal reserve, no dividends can be distributed so long as such loss is not recovered from earnings or otherwise. No dividends above the legal minimum can be distributed if doing so would result in the Bank exceeding its indebtedness ratio or our lending limits.

At our ordinary annual shareholders’ meeting held on April 20, 2023, our shareholders approved a dividend payout ratio of 30% of our distributable 2022 net income. As a result, in 2023, we paid an annual dividend of Ch$0.1336629158920/share, equivalent to a dividend yield of 6.89%. In addition, as for the year end as of December 31, 2022, we reported a net income of Ch$433,744 million calculated under local regulatory and accounting principles. An annual dividend of Ch$130,123,237,338 was distributed at our ordinary shareholder’s meeting held on April 20, 2023 in accordance with the provisions set forth in Article 78 of Law No. 18,046.

Dividends can be paid exclusively from the net income for the year, after absorbing accumulated losses, if any. The actual amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

In the event that dividends are paid, holders of ADSs will be entitled to receive dividends to the same extent as the owners of common shares. Dividends received by holders of ADSs will, absent changes in Chilean exchange controls or other laws, be converted into U.S. dollars and distributed net of currency exchange expenses and fees of the depositary and will be subject to Chilean withholding tax, currently at the rate of 35% (which may be subject to credits in certain cases). Owners of ADSs are not charged with any fees with respect to cash or stock dividends.

B. SIGNIFICANT CHANGES

There have been no significant changes since the date of our annual financial statements.

ITEM 9. OFFER AND LISTING DETAILS

Not applicable.

A. OFFER AND LISTING DETAILS

Not applicable.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our common shares are traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange under the symbol “ITAUCL,” (prior to April 24, 2023, the symbol was “ITAUCORP.”) Our ADSs have been listed since November 1, 2004, on the NYSE under the symbol “ITCB.” The ticker symbol for our ADSs trading on the NYSE will change from “ITCB” to “ITCL,” effective on May 1, 2023.

D. SELLING SHAREHOLDER

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF INCORPORATION

Set forth below is material information concerning our share capital and a brief summary of the significant provisions of our by-laws and Chilean law. This description contains material information concerning the shares but does not purport to be complete and is qualified in its entirety by reference to our by-laws, the Chilean General Banking Act, the Chilean Corporations Act and the Chilean Securities Market Act, each referred to below.

GENERAL

Shareholders rights in a Chilean bank that is also a special corporation (Sociedad Anónima Especial) (i) are subject to the regulations of publicly-held companies (Sociedades Anónimas Abiertas or “Public Companies”); (ii) are governed by the bank’s by-laws, which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, (iii) are subject to the Chilean General Banking Act, and secondarily, to the extent not inconsistent with the latter, to the provisions of Chilean Corporations Act applicable to publicly-held companies, except for certain provisions which are expressly excluded. Article 137 of the Chilean Corporations Act sets forth that all provisions of the Chilean Corporations Act take precedence over any contrary provision in a corporation’s by-laws. Both the Chilean Corporations Act and our by-laws provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such, are to be brought in Chile, in arbitration proceedings, notwithstanding, the plaintiff’s right pursuant to Article 125 of the Chilean Corporations Act to submit the action to the ordinary courts of Chile.

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

BOARD OF DIRECTORS

At our Extraordinary Shareholders’ Meeting held on January 19, 2023, our shareholders approved an amendment to our by-laws decreased (i) the number of directors from eleven to seven and (ii) the number of alternate directors from two to one. This amendment was approved by the CMF on March 28, 2023. Consequently, and following our annual ordinary shareholders’ meeting held on April 20, 2023, our board of directors currently has seven regular members and one alternate member, elected by shareholders’ vote at ordinary shareholders’ meetings. The directors may be either shareholders or non-shareholders of the Bank.

A director remains in office for three years and may be re-elected indefinitely. If, for any reason, the ordinary shareholders’ meeting in which the new appointments of directors are to be made is not held, the duties of those serving as such shall be extended until their replacements are designated, in which case, the board of directors shall convene a meeting at the earliest possible time in order to effect the appointments.

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

For purposes of the election of directors, each shareholder shall have the right to one vote per share for purposes of electing a single person, or to distribute his votes among candidates as he or she may deem convenient, and the persons obtaining the largest number of votes in the same and single process shall be awarded positions, until all positions have been filled. The elections of regular and alternate board members are carried out separately. For purposes of casting votes, the chairman and the secretary, together with any other persons that may have been previously designated at the meeting to sign the minutes thereof, shall issue a certificate giving evidence of the oral votes of shareholders attending, following the order of the list of attendance being taken.

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

The board of directors meets in ordinary sessions at least once a month, held on pre-set dates and times determined by the board. Extraordinary meetings are held whenever called by the chairman, whether at his own will or upon the request of one or more directors, so long as the chairman determines in advance that the meeting is justified, except if the request is made by the absolute majority of the directors in office, in which case the meeting shall be held without such prior determination. The extraordinary meetings may only address those matters specifically included in the agenda for the extraordinary meeting, except that, if the meeting is attended by all the directors in office, they may agree otherwise by a unanimous vote. Notifications of meetings of the board of directors shall be made by certified letter sent to the address of each director registered with the bank, at least, five days in advance of the date on which the ordinary or extraordinary session should be held; provided, however, that urgent extraordinary meetings can be summoned by the chairman with one business day advance notice. The five-day period shall be calculated from the date on which the letter is placed in the mail.

The five-day period shall be calculated from the date on which the letter is placed in the mail.

The quorum for the board of directors’ meeting is majority of its members in office, which is four directors. Resolutions shall be adopted by the affirmative vote of the absolute majority of the attending directors. In the event of a tie, the person acting as the chairman of the meeting does not have a casting vote.

Directors having a vested interest in a negotiation, act, contract, or transaction that is not related to the Bank business, either as principal or as representative of another person, shall communicate such fact to the other directors. If the respective resolutions are approved by the board, it shall be in accordance with the prevailing company’s interest and fair market conditions and such director’s interest must be disclosed at the next ordinary shareholders’ meeting.

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

CAPITALIZATION

Under Chilean law, the shareholders of a bank, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital with the authorization of the CMF, except for capital increases paid in Chilean legal tender. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital; provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital. An investor becomes eligible to receive dividends and returns of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the company’s by-laws provide otherwise). Pursuant to the Bank’s by-laws, if an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the Bank may elect between: (a) selling on a stock exchange, at the expense and risk of the defaulting shareholder, the number of shares necessary to pay for the unpaid balances and related expenses, reducing the share certificate to the amount of remaining shares; (b) render without effect the subscription in whole or in part and reduce the share certificate to the number of paid shares, selling the remaining shares on a stock exchange, and (c) collect payment through ordinary or summary procedures on all the debtor’s assets. Upon termination of the actions for collection, the board of directors shall propose to the shareholders meeting the write-off of the non-paid amount and the reduction of the capital of the company to the amount effectively paid in. Authorized shares and issued shares which have not been subscribed and paid for within the period fixed for their payment (which cannot be longer than three years) are cancelled and are no longer available for issuance by the company, unless in case of an issuance of convertible bonds (in which case the unsubscribed portion of the capital increase shall remain in place for a number of shares sufficient to comply with the option) or when reserved for compensation plans for employees (in which case the maximum term for subscription and payment cannot be longer than five years).

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

Article 36 of the Chilean General Banking Act states that, as a matter of public policy, no person or company may acquire, directly or indirectly, shares that alone or jointly with the shares previously owned by it, represent more than 10% of the shares of a bank without the prior authorization of the CMF, which may not be unreasonably withheld. The prohibition also applies to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the CMF considers a number of factors enumerated in the Chilean General Banking Act, including the financial stability of the purchasing party.

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

SHAREHOLDERS’ MEETINGS AND VOTING RIGHTS

An annual ordinary meeting of shareholders is held within the first four months of each year, generally in March and must be called by the board of directors. The annual ordinary meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy proposed by the board of directors, elects the members of our board of directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last annual ordinary meeting of our shareholders was held on April 20, 2023.

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

The by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those shares present or represented at the meeting. However, under the Chilean Corporations Act, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:

●a change in corporate form, merger or spin-off;

●an amendment to our term of existence or early dissolution;

●a change in corporate domicile;

●a decrease of corporate capital;

●the approval of capital contributions in kind and a valuation of the assets contributed;

●a modification of the authority reserved for the shareholders’ meetings or limitations on the powers of our board of directors;

●a reduction in the number of members of our board of directors;

●the conveyance of 50% or more of the corporate assets, regardless of whether it includes liabilities, or the submission of or change to any business plan that contemplates the conveyance of 50% or more of the corporate assets;

●the conveyance of 50% or more of the assets of a subsidiary, if those assets represent at least 20% of our total assets, and any transfer of shares of a subsidiary that implies the Company loses control of such subsidiary;

●the manner in which the corporation’s profits shall be distributed;

●the creation of security interests to secure third-party obligations in excess of 50% of the corporate assets, unless granted to a subsidiary or when exempted by the Chilean General Banking Act (although this restriction is not applicable to banks: (i) granting sureties, (ii) becoming jointly and/or jointly and severally liable with clients or (iii) issuing bank guarantees within their course of business);

●the acquisition of our own shares, when, and or the terms and conditions permitted by law;

●the cure of formal defects in the incorporation of the corporation or an amendment to its by-laws related to any of the matters referred to in the preceding bullets;

●to establish the right of the controller to force other shareholders to sell their shares in case the controller has surpassed 95% of the shares of the company as a result of a tender offer for 100% of its shares under certain circumstances;

●the approval of material related-party transactions according to Article 147 of the Chilean Corporations Act; or

●all other matters provided for in our by-laws.

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

It is worth noting that a holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to vote at shareholders’ meetings, because the shares underlying the ADSs will be registered in the name of the depositary. While a holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by such holder’s ADSs in accordance with the procedures provided for in the deposit agreement, a holder of ADSs will not be able to vote its ADSs or underlying shares directly at a shareholders’ meeting or to appoint a proxy to do so. In certain instances, a discretionary proxy may vote our shares underlying the ADSs if a holder of ADSs does not instruct the depositary with respect to voting. In addition, the vote of a holder of ADSs may not be necessary to approve certain matters since, under Chilean law, substantially all of the forms of corporate action can be approved with the votes of our controlling shareholder, Itaú Unibanco Holding, in a duly summoned shareholders’ meeting, except for certain matters requiring supermajority approval according to Chilean law.

DIVIDEND, LIQUIDATION AND APPRAISAL RIGHTS

Under the Chilean Corporations Act, Chilean companies are generally required to distribute at least 30% of their net income each year, unless otherwise agreed by the unanimous consent of our shareholders. In the event of any loss of capital or of the legal reserve, no dividends can be distributed so long as such loss is not recovered from earnings or otherwise. No dividends above the legal minimum can be distributed if doing so would result in the Bank exceeding its indebtedness ratio or our lending limits.

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

Not applicable.

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

Pursuant to the provisions of Chapter XIV of the Compendium, it is not necessary to seek the Central Bank of Chile’s prior approval in order to establish an ADS facility. The Central Bank of Chile only requires that (i) any foreign investor acquiring shares to be converted into ADSs who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market, (ii) the entity participating in the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank of Chile in the terms and conditions described below, (iii) all remittances of funds from Chile to the foreign investor upon the sale of common shares underlying ADSs, or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market, and (iv) all remittances of funds made to the foreign investor must be reported to the Central Bank of Chile in the terms and conditions described below.

When the shares to be converted into ADSs have been acquired by the foreign investor with funds brought into Chile through the Formal Exchange Market, a registration form shall be filed with the Department of International Financial Operations of the Central Bank of Chile by the foreign investor acting through an entity of the Formal Exchange Market on or before the date on which the foreign currency is brought into Chile. However, if the funds were brought into Chile with a different purpose and subsequently were used to acquire shares to be converted into ADSs, the Department of International Financial Operations of the Central Bank of Chile then shall be informed of such investment by the custodian within 10 days following the end of each 15-day period on which the Custodian has to deliver periodic reports to the Central Bank of Chile. If the funds were not brought into Chile, a registration form shall be filed with the Department of International Financial Operations of the Central Bank of Chile by the foreign investor itself or through an entity of the Formal Exchange Market within first 10 days of the month following the date on which the proceeds were used.

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

Under Chapter XIV of the Compendium, payments and remittances of funds from Chile are governed by the rules in effect at the time the payment or remittance is made. Therefore, any change made to Chilean laws and regulations after the date hereof will affect foreign investors who have acquired ADSs or shares to be converted into ADSs. There can be no assurance that further Central Bank of Chile regulations or legislative changes to the current foreign exchange control regime in Chile will not restrict or prevent foreign investors to purchase and remit abroad U.S. dollars, nor can there be any assessment to the duration or impact of such restrictions, if imposed.

This situation is different from the one governing ADSs issued by Chilean companies prior to April 19, 2001. Prior to such date, ADSs representing shares of stock of Chilean corporations were subject to Chapter XXVI of the Compendium, which addressed the issuance of ADSs by Chilean companies and foreign investment contracts entered into among the issuer of the shares, the Central Bank of Chile, and the depository pursuant to Article 47 of the Central Bank Act. Chapter XXVI of the Compendium and the corresponding foreign investment contracts granted foreign investors the vested right to acquire dollars with the proceeds obtained in the sale of the underlying shares of stock, or from dividends or other distributions made in connection therewith and remit them abroad. On April 19, 2001, the Central Bank of Chile eliminated Chapter XXVI of the Compendium and made the establishment of new ADS facilities subject to the provisions of Chapter XIV of the Compendium. All foreign investment contracts executed under the provisions of Chapter XXVI of the Compendium remain in full force and effect and are governed by the provisions in effect at the time of their execution.

The foregoing is a summary of the Central Bank of Chile’s regulations with respect to the issuance of ADSs representing common shares as in force and effect as of the date hereof. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter XIV of the Compendium, a copy of which is available from Itaú Chile upon request.

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

E. TAXATION

CHILEAN TAX CONSIDERATIONS

The following discussion is based on material Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990, of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion summarizes the material Chilean income tax consequences of an investment in the ADSs or common shares received in exchange for ADSs by an individual who is not domiciled in or a resident of Chile, or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, which we refer to as a foreign holder. For purposes of Chilean law, given the amendments introduced by Law No. 21,210, as of March 1, 2020, an individual holder is a resident of Chile if he or she stays in Chile for more than 183 days in any given period of 12 months. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

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

CASH DIVIDENDS AND OTHER DISTRIBUTIONS

Cash dividends paid by us with respect to the ADSs or common shares held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid to the Chilean tax authorities by us. We refer to this as the Chilean withholding tax. A credit against the Chilean withholding tax may be available based on the level of corporate income tax, or first category tax, currently set at 27%, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed.

Under Income Tax Law and given that the Bank is subject to the general taxation regime, the first category tax may be credited partially (65%). Nevertheless, the foreign holder shall be entitled to a full first category tax credit, if such holder is established or domiciled in, or is a resident of, a country with which Chile maintains a double taxation treaty in force or, until December 31, 2026, if Chile has signed a double taxation treaty with such country, even if not in force, and the holder duly credits his tax residency according to the regulations issued by the Chilean Internal Revenue Service on the matter, which are currently contained on Exempt Resolution No. 151, issued on December 9, 2020.

Under Chilean income tax law, credits for the first category tax are allocated to the corresponding distribution at a factor calculated using the same rate as the first category tax rate in force at the end of the business year in which the profits were distributed, up to their complete depletion. The first category tax rate is currently 27%. However, profit distributions allocated to profits generated prior to January 1, 2017, must consider a weighted average credit rate for the first category tax effectively paid in the corresponding tax periods. Available foreign tax credits are also allocated to the distribution at a maximum rate of 8%, up to their depletion.

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

CAPITAL GAINS

Gains realized on the sale, exchange, or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile (confirmed by the Chilean IRS in ruling No. 1,307 of 2013). The deposit and withdrawal of common shares in exchange for ADSs will not be subject to any Chilean taxes.

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

Preferential Regime of Certain Capital Gains - Article 107 of the Chilean Income Tax Law

According to Article 107 of the Chilean Income Tax Law (as amended by Law No. 21,420), the sale and disposition of shares of Chilean Public Companies, which are significantly traded on a Chilean stock exchange is subject to a 10% capital gains tax, if the sale or disposition was made:

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

For purpose of the bullets above, shares are considered to be significantly traded on a Chilean stock exchange when they (1) are registered in the securities registry, (2) are registered in a Chilean Stock Exchange and (3) have an adjusted presence equal to or above 25% or have a “Market Maker,” according to the CMF Ruling No. 327 dated January 17, 2012. Currently, our shares are considered to be significantly traded on a Chilean stock exchange. Please note that Law No. 21,210 sets forth a new Article 110 of the Chilean Income Tax Law, pursuant to which if the shares are considered to be significantly traded on a Chilean Stock exchange due to a “Market Maker”, capital gains arising from the sale and disposition of such shares will be tax exempt only to the extent that such sale occurs within one year counted from the first public offer performed upon registration of the issuer or from the deposit of the regulations in the corresponding Financial Market Commission’s registry. Regarding issuers already registered or regulations already deposited as of this date, the one-year term will be counted as of March 1, 2020. See “Item 4. Chilean Banking Regulation and Supervision—Recent Tax Reforms and Future Changes in Chilean Tax Regulations.”

In the case of foreign holders, the applicable tax must be withheld by the acquirer or by the stockbroker or securities agent acting on behalf of the foreign seller. If it is impossible to determine the taxable capital gain at the time of sale, a 1% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due, the latter which must be declared, and any difference paid, by the seller. Nonetheless, gains realized by Chilean or foreign “institutional investors”—as the term is defined in the Chilean Securities Market Law (Law No. 18,045) – on the disposition of such stock, provided all the requirements described in Article 107 are complied with, will not be subject to taxes in Chile.

OTHER CHILEAN TAXES

No Chilean inheritance, gift, or succession taxes apply to the transfer or disposition of the ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by a gift of common shares by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or common shares.

WITHHOLDING TAX CERTIFICATES

Upon request, we will provide to foreign holders appropriate documentation evidencing the payment of the Chilean withholding tax.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section is a summary of certain U.S. federal income tax consequences applicable to the acquisition, ownership, and disposition by a U.S. holder (as defined below) of ADSs or common shares. This summary applies to you only if you are a U.S. holder and you hold your ADSs or common shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This summary is not a comprehensive description of all of the tax consequences that may be relevant to a decision to purchase, hold or dispose of our ADSs or common shares.

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

This section is based on the Internal Revenue Code of 1986, as amended, or the “Code”, its legislative history, existing and proposed U.S. Treasury Regulations, published rulings, and court decisions, all as of the date of this Annual Report. These laws are subject to change, possibly on a retroactive basis, and subject to differing interpretations. This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. On February 4, 2010, a comprehensive income tax treaty between the United States and Chile was signed, however such treaty has not yet been ratified by each country and therefore is not yet effective. It is unclear at this time when such treaty will be ratified by both countries. You should consult your tax advisor regarding the ongoing status of this treaty and, if ratified, the impact such treaty would have on the consequences described in this Annual Report.

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

Prospective investors should consult their tax advisors as to the particular tax considerations applicable to them relating to the acquisition, ownership, and disposition of our ADSs or common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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

If you are a non-corporate U.S. holder, dividends paid to you may constitute qualified dividend income and be taxable to you at a reduced rate provided that (1) certain holding period requirements are met, (2) the ADSs or common shares are considered to be readily tradable on an “established securities market” in the United States, and (3) the bank is not a PFIC. Under U.S. Internal Revenue Service, or IRS, authority, ADSs are considered for purposes of clause (2) above to be readily tradable on an established securities market in the United States because they are listed on the NYSE. Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividend income because the common shares are not themselves listed on a U.S. exchange. Moreover, as discussed below, under “—Passive Foreign Investment Company Rules,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks. You should consult your tax advisor regarding the availability of the reduced rate for dividends paid with respect to our ADSs or common shares. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain U.S. corporations.

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

We are unable to determine with certainty that we are not a PFIC because the application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest-bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations, which together describe what is referred to as the “active bank exception.” For purposes of the PFIC test, the active bank exception excludes from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank. The IRS notice and proposed regulations each have different requirements for qualifying as a foreign bank and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed regulations have been outstanding since 1995 and will not be effective unless finalized. Nevertheless, we believe that we should qualify as an active bank under the requirements of both the notice and the proposed regulations, assuming that the proposed regulations are finalized in their current form.

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

Additional documents concerning Itaú Chile which are referred to in this annual report may be inspected at our offices at Presidente Riesco 5537, Las Condes, Santiago, Chile.

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

While there is no single definition of financial risk, the Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank’s shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Funding Liquidity Risk and Counterparty Risk.

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

B. FINANCIAL RISK MANAGEMENT

The process of managing financial risks is an ongoing, interlinked process that begins by identifying the risks to which the institution is exposed. After that, the Bank calculates the potential impact of that exposure on its profit or loss and limits it to a desired level. This involves actively monitoring risk and studying how it evolves over time. The risk management process can be subdivided into the following stages:

1) Identification of Financial Risks

The Financial Risk Division has a highly technical team that is constantly monitoring the activities of the Bank and its subsidiaries to search for potential risks that have not been quantified and controlled. The bank’s Treasury Division serves as a first line of defense and plays an essential role in risk detection. Itaú Chile’s structure facilitates this role of identifying risks by preserving the division’s independence and ensuring active participation from management in creating/modifying products. After a risk is identified, it is quantified to see the potential impact on value creation within the institution.

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

The Financial Risk Division requests and proposes a system of quantitative and qualitative limits and warning levels that affect liquidity and market risk. This request must be authorized by the ALCO and our board of directors. It also regularly measures risk incurred, develops valuation tools and models, performs periodic stress testing, measures the degree of concentration with interbank counterparties, drafts policy and procedure handbooks and monitors authorized limits and warning levels, which are reviewed at least once per year.

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

The metrics, by type of risk, used to quantify exposure or demonstrate that a risk has been materialized are detailed below:

a) Market Risk Metrics and Limits

Given the complexity and relevance of the portfolios managed by Itaú Chile, diverse instruments have been chosen to control market risk based on the characteristics of the financial products in the trading and Banking Books.

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

The regulatory measurement of market risk in the trading book allows the Bank to estimate its potential losses from fluctuations standardized by the regulator. The regulatory limit is the sum of this risk (also known as market risk exposure or MRE) and 10% of the credit risk-weighted assets. This sum cannot be greater than the Bank’s minimum capital requirement.

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

The following table details regulatory limit consumption for market risk, specifically for the trading book as of December 31, 2020, 2021 and 2022.

Trading Book

	As of December 31,
Limit Consumption	2020	2021	2022
Market risk exposure (MRE)	83.3%	65.6%	58.7%

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

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of December 31, 2020, 2021 and 2022:

Banking Book

	As of December 31,
Limit Consumption	2020	2021	2022
Short-term exposure to interest rate risk (STE)	62.99%	47.21%	32.62%
Long-term exposure to interest rate risk (LTE)	63.86%	23.21%	6.45%

Value at Risk (or the “VaR”) Calculation

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

Our board of directors defines limits on the VaR (using the volatility-adjusted historical VaR method) that can be maintained, which is monitored on a daily basis. The measurement is also subjected to back testing to verify that the daily losses that effectively occurred do not exceed VaR more than once every 100 days. The result is monitored daily to confirm the validity of the assumptions, hypothesis and the adequacy of the parameters and risk factors used in the VaR calculation. The Bank in turn calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect pockets of risk. Since VaR does not consider stress scenarios, it is complemented by stress testing. Specifically, the Bank uses metrics that consider prospective, historical and standardized scenarios.

(i) Limitations of VaR Model

Although the VaR model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered:

●

It does not consider the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, in the Bank’s case it does not reflect what happens in the 1% of the tail. This is mitigated with the stress measures detailed below.

●	It does not consider intraday results, but only reflects the potential loss given current positions.
●	It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance).

(ii) Sensitivity Measurements

Sensitivity measurements are based on estimated scenarios for positions in the trading and Banking Books.

Trading Book Positions by Risk Factor: The table below sets forth the trading book positions by risk factor as of December 31, 2020, 2021 and 2022:

	Position
Risk Factor / Products	2020	2021	2022
	millions of Ch$	millions of Ch$	millions of Ch$
CLP rates
Derivatives	170	(10)	(26)
Investments	0	0	0
CLF rates
Derivatives	(123)	0	22
Investments	—	37	—
COP rates
Derivatives	3	85	34
Investments	(22)	(70)	—
UVR rates
Derivatives	2	0	0
Investments	(1)	(408)	—
USD rates	(27)	135	48
OM rates	0	0	0
FX (exchange rate)	874	(9)	(823)
Inflation (CLF)	—	—	—
Optionality (Gamma, Vega)	16	5	3

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

Banking book by risk factor:

FX and Inflation Positions in Banking Book:

The following table sets forth the foreign currency and inflation positions in the Banking Book as of December 31, 2020, 2021 and 2022:

	Year End	Year End	Year End
	2020	2021	2022
CLF Position	2,227,846	2,219,300	1,258,812
FX Position	(5,824)	675	12,498

Positions in currencies other than Chilean pesos and exposure to indexation are classified by book and by their effect on the Bank’s financial statements, reflecting the spot exposure to each risk factor. It is important to highlight the impact of structural exchange rate risk arising from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the results and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows, and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 31, 2022, greater ongoing exposure was concentrated in Colombian pesos (approximately US$576.4 million). The Bank can hedge part of these positions using currency derivatives. The currency positions in the Banking Book have limits for each currency.

Structural Interest Rate Position in Banking Book (Interest Rate Gap):

Structural interest rate risk is measured using representation by risk factor of cash flows expressed at fair value, assigned at the repricing date and by currency. This methodology facilitates the detection of concentrations of interest rate risk over different time frames. All positions in and outside the statement of financial position must be ungrouped into cash flows and placed at the repricing /maturity point. For those accounts that do not have contractual maturities, an internal model is used to analyze and estimate their durations and sensitivities.

The following tables show the Banking Book positions for the most important currencies in which the Bank does business as of December 31, 2020, 2021 and 2022 (products valued at amortized cost and fair value through other comprehensive income instruments and derivatives valued at fair value).

The exposures presented are the present values resulting from: (1) Model contract flows according to their behaviors that affect market risk exposure. Example: prepayment, renewal, etc. (2) Discounting the cash flows of instruments accounted for at amortized cost by the opportunity cost. (3) Discounting the cash flows of instruments accounted for through mark to market at market rates.

	Year-End 2020
			3 Months to 1	1 to 3	More than
CLP Position	<1 Month	1 - 3 Months	Year	1 to 3 Years	Years
ASSETS	4,885,890	845,251	2,289,124	2,252,567	1,918,038
Cash	1,232,012	—	—	—	—
Investments under resale agreements	25,500	40,648	43,946	—	—
Loans to customers, net	1,232,959	786,017	1,992,513	1,950,752	1,047,865
Financial instruments at FVTOCI	1,168,120	18,586	252,665	301,815	870,173
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	732,017	—	—	—	—
Other assets	495,282	—	—	—	—
LIABILITIES	(10,169,966)	(1,637,063)	(2,477,284)	(661,668)	(1,950,515)
Checking accounts and demand deposits	(3,198,645)	—	—	—	—
Time deposits and other time liabilities	(3,660,382)	(1,627,063)	(2,365,174)	(432,449)	—
Debt instruments issued	—	(10,000)	(112,110)	(229,219)	(107,110)
Other liabilities	(690,254)	—	—	—	—
Capital and reserves	(2,315,411)	—	—	—	—
Repos	(305,274)	—	—	—	(1,843,405)
DERIVATIVES	830,637	1,429,392	516,336	272,765	24,985
Financial derivative instruments	830,637	1,429,392	516,336	272,765	24,985

	Year-End 2020
			3 Months to 1	1 to 3	More than
CLF Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	539,005	502,506	1,683,797	1,586,457	6,989,722
Cash	—	—	—	—	—
Investments under resale agreements	—	—	—	—	—
Loans to customers, net	525,727	482,619	1,579,094	1,438,439	6,594,948
Financial instruments at FVTOCI	1,395	19,887	104,703	148,018	394,774
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	11,883	—	—	—	—
LIABILITIES	(223,471)	(14,789)	(284,994)	(768,465)	(5,616,884)
Checking accounts and demand deposits	(13,448)	—	—	—	—
Time deposits and other time liabilities	(5,628)	(6,575)	(2,139)	(21,493)	(638,607)
Debt instruments issued	(44,561)	(8,214)	(282,855)	(746,972)	(4,978,277)
Other liabilities	(159,834)	—	—	—	—
Capital and reserves	—	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	(1,263,538)	(795,275)	(662,416)	(444,847)	1,001,038
Financial derivative instruments	(1,263,538)	(795,275)	(662,416)	(444,847)	1,001,038

	Year-End 2020
			3 Months to	1 to 3	More than
COP and UVR Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	1,869,283	646,379	727,989	1,211,813	684,493
Cash	248,360	—	—	—	—
Investments under resale agreements	14,064	—	—	—	—
Loans to customers, net	1,297,544	562,571	580,659	618,423	551,642
Financial instruments at FVTOCI	6,487	36,183	90,616	416,823	5,371
Financial instruments at amortized cost	41,277	26,643	123	355	2,072
PP&E and intangible assets	2,089	20,982	56,591	176,212	125,408
Other assets	259,462	—	—	—	—
LIABILITIES	(2,603,311)	(271,657)	(661,856)	(384,765)	(415,621)
Checking accounts and demand deposits	(1,959,635)	—	—	—	—
Time deposits and other time liabilities	(201,206)	(263,924)	(606,142)	(210,874)	(74,293)
Debt instruments issued	(40,351)	(7,733)	(55,714)	(173,891)	(341,328)
Other liabilities	(965,043)	—	—	—	—
Capital and reserves	562,924	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	180,149	(743,503)	(74,962)	(180,337)	(64,380)
Financial derivative instruments	180,149	(743,503)	(74,962)	(180,337)	(64,380)

	Year-End 2020
			3 Months to		More than 3
FX Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	2,557,632	578,295	894,517	124,463	201,010
Cash	1,390,180	—	—	—	—
Investments under resale agreements	91,215	—	—	—	—
Loans to customers, net	565,954	578,263	892,605	124,457	200,912
Financial instruments at FVTOCI	—	32	1,912	6	98
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	510,283	—	—	—	—
LIABILITIES	(2,190,757)	(884,847)	(939,503)	(3,591)	—
Checking accounts and demand deposits	(494,283)	—	—	—	—
Time deposits and other time liabilities	(728,796)	(404,727)	(228,942)	(49)	—
Debt instruments issued	—	(123,708)	—	—	—
Other liabilities	(917,957)	(356,412)	(710,561)	(3,542)	—
Capital and reserves	(49,721)	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	103,599	(24,269)	87,848	(24,433)	(12,182)
Financial derivative instruments	103,599	(24,269)	87,848	(24,433)	(12,182)

	Year-End 2021
			3 Months to 1		More than 3
CLP Position	<1 Month	1 - 3 Months	Year	1 to 3 Years	Years
ASSETS	5,650,471	1,515,577	2,131,454	2,161,385	1,408,683
Cash	1,307,604	—	—	—	—
Investments under resale agreements	82,324	46,067	66,399	—	—
Loans to customers, net	1,548,724	894,516	2,017,938	2,059,750	892,938
Financial instruments at FVTOCI	1,315,413	574,994	47,116	101,635	515,744
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	776,121	—	—	—	—
Other assets	620,285	—	—	—	1
LIABILITIES	(7,652,765)	(2,034,059)	(2,487,949)	(5,147,050)	(63,157)
Checking accounts and demand deposits	(356,887)	(193,090)	(868,903)	(2,317,075)	—
Time deposits and other time liabilities	(3,367,769)	(1,415,329)	(1,508,535)	(15,500)	—
Debt instruments issued	—	(7,500)	(110,511)	(221,022)	(63,157)
Other liabilities	(480,244)	(418,140)	—	—	—
Capital and reserves	(3,277,800)	—	—	—	—
Repos	(170,065)	—	—	(2,593,452)	—
DERIVATIVES	543,341	749,393	383,356	224,949	0
Financial derivative instruments	543,341	749,393	383,356	224,949	0

	Year-End 2021
			3 Months to		More than 3
CLF Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	510,552	441,744	1,857,539	2,528,482	6,554,363
Cash	—	—	—	—	—
Investments under resale agreements	—	—	—	—	—
Loans to customers, net	498,476	438,479	1,822,195	2,447,397	6,011,688
Financial instruments at FVTOCI	7,655	3,265	35,344	81,085	542,672
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	4,421	—	—	—	3
LIABILITIES	(315,900)	(16,842)	(479,329)	(984,178)	(6,147,733)
Checking accounts and demand deposits	(21,653)	—	—	—	—
Time deposits and other time liabilities	(5,222)	(7,464)	(40,557)	(67,449)	(665,663)
Debt instruments issued	(44,453)	(9,378)	(438,772)	(916,728)	(5,482,070)
Other liabilities	(244,572)	—	—	—	—
Capital and reserves	—	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	(969,261)	(906,260)	(517,836)	(795,785)	1,017,743
Financial derivative instruments	(969,261)	(906,260)	(517,836)	(795,785)	1,017,743

	Year-End 2021
			3 Months to		More than 3
COP and UVR Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	1,275,676	849,004	1,107,691	950,109	688,228
Cash	201,596	—	—	—	—
Investments under resale agreements	28,392	—	—	—	—
Loans to customers, net	742,853	770,763	994,123	702,720	562,545
Financial instruments at FVTOCI	14,884	28,311	33,450	221,173	0
Financial instruments at amortized cost	21,097	49,598	70,521	337	1,662
PP&E and intangible assets	421	332	9,597	25,879	124,021
Other assets	266,435	—	—	—	—
LIABILITIES	(4,134,791)	(285,410)	(525,272)	(413,688)	(351,245)
Checking accounts and demand deposits	(2,556,223)	—	(0)	(0)	—
Time deposits and other time liabilities	(274,984)	(246,086)	(412,658)	(219,410)	(59,076)
Debt instruments issued	(1,281)	(39,324)	(112,589)	(194,234)	(291,830)
Other liabilities	(751,403)	—	(25)	(44)	(338)
Capital and reserves	(550,900)	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	(393,301)	536,996	(164,788)	148,342	(172,999)
Financial derivative instruments	(393,301)	536,996	(164,788)	148,342	(172,999)

	Year-End 2021
			3 Months to		More than 3
FX Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	3,387,014	720,611	1,321,122	150,411	155,892
Cash	1,721,240	—	—	—	—
Investments under resale agreements	52,498	—	—	—	—
Loans to customers, net	772,297	720,609	1,304,238	147,484	155,779
Financial instruments at FVTOCI	—	2	16,883	7	113
Financial instruments at amortized cost	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	840,979	—	—	2,921	—
LIABILITIES	(2,333,456)	(866,228)	(1,705,776)	(335,808)	—
Checking accounts and demand deposits	(157,617)	(81,252)	(561,066)	(335,808)	—
Time deposits and other time liabilities	(1,006,725)	(491,787)	(265,081)	—	—
Debt instruments issued	—	(145,433)	—	—	—
Other liabilities	(1,095,157)	(147,756)	(879,630)	—	—
Capital and reserves	(73,958)	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	220,633	416,053	737,494	79,486	155,436
Financial derivative instruments	220,633	416,053	737,494	79,486	155,436

	Year-End 2022
			3 Months to 1		More than 3
CLP Position	<1 Month	1 - 3 Months	Year	1 to 3 Years	Years
ASSETS	7,157,674	1,765,564	3,190,416	2,741,373	829,155
Cash	1,472,038	—	—	—	—
Repurchase agreements	61,240	10,676	—	—	—
Loans to customers, net	2,226,803	1,239,225	2,573,352	2,205,503	813,173
Financial assets available for sale	1,720,702	515,663	617,064	535,870	15,982
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	789,458	—	—	—	—
Other assets	887,433	—	—	—	—
LIABILITIES	(8,779,726)	(1,878,165)	(2,369,324)	(4,975,733)	(40,601)
Checking accounts and demand deposits	(532,711)	(130,949)	(589,269)	(1,571,383)	—
Savings accounts and time deposits	(4,006,263)	(1,742,216)	(1,707,137)	(322,440)	—
Debt issued	—	(5,000)	(72,918)	(74,418)	(40,601)
Other liabilities	(728,500)	—	—	(3,007,492)	—
Capital and reserves	(3,320,109)	—	—	—	—
Repos	(192,143)	—	—	—	—
DERIVATIVES	764,227	1,201,861	(36,443)	173,728	(40,003)
Financial derivative instruments	764,227	1,201,861	(36,443)	173,728	(40,003)

	Year-End 2022
			3 Months to		More than 3
CLF Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	737,276	663,488	1,828,641	3,312,304	5,904,065
Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	732,507	655,264	1,826,039	3,069,278	5,707,782
Financial assets available for sale	4	8,224	2,602	243,026	196,283
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	4,765	—	—	—	—
LIABILITIES	(313,228)	(355,245)	(735,452)	(1,591,910)	(7,370,234)
Checking accounts and demand deposits	(27,427)	—	—	—	—
Savings accounts and time deposits	(83,480)	(340,430)	(417,389)	(104,183)	(754,139)
Debt issued	(47,151)	(14,576)	(316,309)	(1,484,420)	(6,609,073)
Other liabilities	(155,170)	(239)	(1,754)	(3,307)	(7,022)
Capital and reserves	—	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	(1,641,889)	(854,681)	(427,100)	(170,723)	1,536,175
Financial derivative instruments	(1,641,889)	(854,681)	(427,100)	(170,723)	1,536,175

	Year-End 2022
			3 Months to		More than 3
COP & UVR Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	1,379,156	800,792	611,597	887,026	402,518
Cash	184,414	—	—	—	—
Repurchase agreements	10,565	—	—	—	—
Loans to customers, net	901,517	717,391	522,745	627,395	300,119
Financial assets available for sale	15,368	7,641	9,481	83,490	16,118
Financial assets held to maturity	13	74,863	70,614	83,093	54,334
PP&E and intangible assets	4,648	897	8,757	93,048	31,947
Other assets	262,631	—	—	—	—
LIABILITIES	(2,342,358)	(378,921)	(697,445)	(585,876)	(138,008)
Checking accounts and demand deposits	(1,086,316)	(32,265)	(135,063)	(155,931)	—
Savings accounts and time deposits	(170,516)	(294,678)	(510,638)	(272,685)	(31,308)
Debt issued	(1,618)	(51,978)	(51,744)	(157,260)	(106,700)
Other liabilities	(559,083)	—	—	—	—
Capital and reserves	(524,825)	—	—	—	—
Repos	—	—	—	—	—
DERIVATIVES	(57,442)	(89,697)	(143,830)	(95,323)	(29,160)
Financial derivative instruments	(57,442)	(89,697)	(143,830)	(95,323)	(29,160)

	Year-End 2022
			3 Months to		More than 3
FX Position	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	Years
ASSETS	2,997,252	720,242	1,207,912	182,464	308,802
Cash	1,164,016	—	—	—	—
Repurchase agreements	10,165	—	—	—	—
Loans to customers, net	1,158,531	711,697	1,158,533	163,535	138,030
Financial assets available for sale	3,216	8,545	49,379	18,929	170,772
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	661,324	—	—	—	—
LIABILITIES	(2,821,489)	(937,125)	(1,486,713)	(322,632)	(7,610)
Checking accounts and demand deposits	(151,379)	(66,626)	(502,777)	(286,617)	(7,610)
Savings accounts and time deposits	(1,054,468)	(530,602)	(262,950)	(10,365)	—
Debt issued	—	(149,085)	—	—	—
Other liabilities	(1,568,967)	(190,812)	(720,986)	(25,650)	—
Capital and reserves	(38,554)	—	—	—	—
Repos	(8,121)	—	—	—	—
DERIVATIVES	(312,992)	16,018	417,240	(10,369)	(163,181)
Financial derivative instruments	(312,992)	16,018	417,240	(10,369)	(163,181)

The following table summarizes the aforementioned exposures:

	2020	2021	2022
	Exposure	Exposure	Exposure
	millions of Ch$	millions of Ch$	millions of Ch$
CLP	(1,631,511)	(2,616,370)	(295,997)
CLF	2,227,846	1,777,299	521,487
COP-UVR	(80,286)	(885,449)	(476,971)
FX	467,782	2,102,883	(212,181)

(iii) Sensitivity Analysis for Financial Risks

The bank uses stress testing as a sensitivity analysis tool in order to control financial risk. This measurement is performed separately for each class of financial instruments.

Sensitivity is estimated using the DV01 indicator, which is a measure of sensitivity of the portfolio results considering an increase of one basis point (0.01%) of the zero-coupon interest rate of the financial risk factor for different maturities in annualized terms.

The following tables present an estimate of the likely, but reasonable impact of the fluctuations in interest rates, exchange rates and implicit volatilities (market factors) that would have an impact based on a scenario of each class of financial instrument.

The estimated economic impact derived from the scenarios of changes in market factors presents effects in profit and loss for trading instruments and instruments measured at amortized cost, as well as impacts in other comprehensive income relating to investment instruments at FVTOCI, cash flow hedges and foreign investments portfolios.

The scenarios presented below correspond to the probable worst-case scenarios chosen from a set of scenarios agreed upon based on the opinions of specialists in economics, financial risk, and traders. In order to estimate the economic impact, sensitivities (DV01) and scenario related changes must be multiplied for each market factor.

Scenarios are presented separately for Chile and Colombia.

Interest Rate Scenarios — Chile (basis points — 0.01%):

Scenarios for impact on financial trading instruments							Scenarios for impact on Available-for-Sale Assets (AFS)							Scenarios for impact on instruments measured at amortized cost
	Overnight	Gov’t	Overnight	Gov’t	Curve	Curves		Overnight	Gov’t	Overnight	Gov’t	Curve	Curves		Overnight	Overnight	Curve
Term	CLP	CLP	CLF	CLF	USD	MX	Term	CLP	CLP	CLF	CLF	USD	MX	Term	CLP	CLF	USD
1D	132	117	113	135	(113)	(113)	1D	132	117	(113)	135	113	113	1D
3M	132	117	113	135	(113)	(113)	3M	132	117	(113)	135	113	113	1M	132	113	113
6M	132	117	113	135	(113)	(113)	6M	132	117	(113)	135	113	113	3M	132	113	113
9M	133	102	110	122	(115)	(115)	9M	133	102	(110)	122	115	115	6M	132	113	113
1Y	139	98	115	108	(118)	(118)	1Y	139	98	(115)	108	118	118	9M	133	110	115
2Y	137	141	153	141	(84)	(84)	2Y	137	141	(153)	141	84	84	1Y	139	115	118
3Y	121	125	148	133	(90)	(90)	3Y	121	125	(148)	133	90	90
4Y	105	110	141	125	(98)	(98)	4Y	105	110	(141)	125	98	98
5Y	88	94	134	117	(105)	(105)	5Y	88	94	(134)	117	105	105
7Y	95	84	140	102	(97)	(97)	7Y	95	84	(140)	102	97	97
10Y	106	108	149	78	(86)	(86)	10Y	106	108	(149)	78	86	86
20Y	106	108	109	95	(91)	(91)	20Y	106	108	(109)	95	91	91

Exchange Rate Scenarios — Chile:

	Scenarios for impact	Scenarios for impact	Scenarios for impact on
	on financial trading	on Available	instruments measured at
Exchange Rate	instruments	for-Sale Assets (AFS)	amortized cost
USD-CLP	(24.7)%	(24.7)%	(24.7)%
USD-COP	7.2%	7.2%	(24.7)%

Interest Rate Scenarios — Colombia (basis points — 0.01%):

				Scenarios for impact on Available				Scenarios for impact on instruments
Scenarios for impact on financial trading instruments				for-Sale Assets (AFS)				measured at amortized cost
						Swap	Curve		Swap	Curve
Term	Gov’t COP	Swap IBR	Curve USD	Term	Gov’t COP	IBR	USD	Term	IBR	USD
1D	151	46	58	1D	151	46	58	1D	46	58
3M	154	99	22	3M	154	99	22	1M	92	46
6M	159	87	27	6M	159	87	27	3M	99	22
9M	165	61	27	9M	165	61	27	6M	87	27
1Y	173	58	28	1Y	173	58	28	9M	61	27
2Y	169	89	38	2Y	169	89	38	1Y	58	28
3Y	179	103	37	3Y	179	103	37
4Y	163	117	36	4Y	163	117	36
5Y	153	129	34	5Y	153	129	34
7Y	142	121	28	7Y	142	121	28
10Y	125	86	23	10Y	125	86	23
20Y	106	19	24	20Y	106	19	24

Exchange Rate Scenarios — Colombia:

	Scenario for impact on	Scenario for impact
	financial trading	on Available	Scenario for impact on
Exchange Rate	instruments	for-Sale Assets (AFS)	Amortized Cost Book
USD-COP	5.6%	5.6%	5.6%

The consolidated effects in profit or loss of the scenarios are presented below:

●

The following table presents the impact on profit and loss (P&L) for the years ended December 31, 2020, 2021 and 2022 derived from the aforementioned scenarios applied to our financial trading instruments as of year-end:

Potential Impact on P&L	2020	2021	2022
	millions of Ch$	millions of Ch$	millions of Ch$
CLP Rate Risk	(8,403)	(1,679)	(12,333)
Derivatives	(8,403)	(1,679)	(12,333)
Investments	—	—	—
CLF Rate Risk	(8,488)	(7,248)	(3,648)
Derivatives	(8,488)	(7,248)	(3,648)
Investments	—	—	—
COP Rate Risk	(3,104)	829	12,267
Derivatives	(2,508)	5,469	12,267
Investments	(596)	(4,640)	—
UVR Rate Risk	(133)	(30,766)	8
Derivatives	3	—	8
Investments	(136)	(30,766)	—
USD Rate Risk	(2,648)	(12,000)	(4,203)
Other Currencies Rate Risk	(249)	(16)	(35)
Total Rate Risk	(23,025)	(50,880)	(7,944)
Foreign Exchange Risk	(163)	7	(1,626)
Options Risk(1)	16	5	3
Total Impact	(23,172)	(50,868)	(9,567)
(1)	Option Risk includes the (Vega) and Gamma volatility risks.
●

The following table presents the consolidated impact on the net interest income derived from the aforementioned scenarios on the financial instruments measured at amortized cost for the periods ended December 31, 2020, 2021 and 2022:

Potential impact on instruments measured at amortized cost	2020	2021	2022
	millions of Ch$	millions of Ch$	millions of Ch$
Impact of Interbank Rate Risk	(9,626)	(16,349)	10,488

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

●

Changes in market factors derived from the aforementioned scenarios also generate an impact on equity accounts as a result of the potential change in FVTOCI instruments portfolio and the cash flow and net foreign investment hedges portfolios, which are presented in the following tables:

As of December 31, 2020:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	millions of Ch$
CLP	(707,409)	(40.13)	(28,609)
CLF	(201,548)	(23.15)	(16,505)
COP	35,889	(8.13)	(5,780)
UVR	(36,520)	(3.88)	(2,755)
USD	(42,030)	(4.36)	(3,107)
Other	11,624	(1)	(419)
Total Rate Impact	(939,994)	(80.24)	(57,175)

Exchange Rate	Impact of Change in Prices
	MUS$	millions of Ch$
USD	(67.25)	(47,942)
COP	(63.65)	(45,380)
Total Impact on Exchange Rate	(130.90)	(93,322)
Total Impact	(211.13)	(150,498)

As of December 31, 2021:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	millions of Ch$
CLP	(73,433)	(6.99)	(5,897)
CLF	43,232	(33.24)	(28,055)
COP	(65,627)	(5.36)	(4,525)
UVR	(83,203)	(6.96)	(5,875)
USD	(80,331)	(8.64)	(6,797)
Other	—	—	—
Total Rate Impact	(259,362)	(61.19)	(51,149)

Exchange Rate	Impact of Change in Prices
	MUS$	millions of Ch$
USD	145.47	122,874
COP	—	—
Total Impact on Exchange Rate	145.47	122,874
Total Impact	84.29	71,725

As of December 31, 2022:

	Potential Impact on Equity
Interest Rate	DV01 (+1 bp)	Impact of Change in Interest Rate
	US$	MUS$	millions of Ch$
CLP	(82,235)	(12.43)	(10,635)
CLF	38,676	(9.30)	(7,958)
COP	(25,265)	(4.15)	(4,186)
UVR	(25,947)	(2.53)	(2,553)
USD	(68,562)	(5.94)	(5,032)
Other	—	—	—
Total Rate Impact	(163,333)	(34.35)	(30,364)

Exchange Rate	Impact of Change in Prices
	MUS$	millions of Ch$
USD	(31.19)	(26,689)
COP	(37)	(31,419)
Total Impact on Exchange Rate	(67.90)	(58,108)
Total Impact	(102.25)	(88,472)

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

b) Liquidity Risk Metrics and Limits

Liquidity risk measurements are focused mainly on quantifying whether the institution has sufficient resources in terms of high liquid assets to meet its obligations under both normal and stressed conditions. The Bank monitors its liquidity position every day, determining the future inflows and cash outflows of its outlays and revenues. In addition, stress tests are performed at the close of each quarter, for which a variety of scenarios encompassing both normal market conditions and stress scenario conditions. The liquidity policy and procedures are subject to review and approval by the Bank’s board. Periodic reports are generated by the Financial Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review. The following regulatory and internal metrics are used to monitor and control liquidity risk.

The following regulatory and internal metrics are used to monitor and control liquidity risk.

(i) Regulatory Measurement of Liquidity Risk

Adjusted liquidity gap: CMF Chapter 12-20 (“Management and Measurement of Liquidity Position”) establishes that, with prior authorization from the regulator, cash outflows to retail counterparties may be assigned a different maturity than their contractual maturity based on their statistical behavior. Adjusted mismatches (local consolidated) are restricted to a maximum of 30-day mismatches in foreign currency: 100% of core capital.

The bank, on a local consolidated level, must continuously observe those limits and periodically report to the CMF its positions at risk and compliance with those limits. As of June 1, 2022, the CMF derogated the 30-day and 90-day mismatches in consolidated currency limits. As of the date of this Annual Report, only the 30-day mismatches in foreign currency will have a regulatory limit.

The following table sets forth the use of the liquidity regulatory limit as of December 31, 2020, 2021 and 2022:

	As of December 31,
	2020	2021	2022
	%	%	%
Regulatory Liquidity Indicator
At 30 days in foreign currency	—	—	13

Note: Negative percentage means that cash inflows exceed cash outflows at maturity

(ii) Regulatory Measurement of Contractual Liquidity Gap

In accordance with CMF Chapter 12-20, all cash flows in and outside the statement of financial position are analyzed provided that they contribute cash flows at their contractual maturity point.

Balances of the Bank’s consolidated undiscounted contractual cash flows from financial assets and liabilities as of December 31, 2020, 2021 and 2022, are detailed as follows:

	December 31, 2020
			3 Months to		More than
	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	3 Years	Total
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Assets	7,853,977	1,865,203	4,229,759	6,585,579	13,831,662	34,366,180
Cash	2,944,906	—	—	—	—	2,944,906
Financial instruments recorded at market value	2,710,090	132,637	213,667	620,662	252,199	3,929,255
Loans to other domestic banks without lines of credit	14,021	40,648	43,946	—	—	98,615
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,060,762	1,500,138	2,935,477	3,650,372	6,795,123	15,941,872
Commercial lines of credit and overdrafts	(37,094)	—	—	—	—	(37,094)
Consumer loans without lines of credit	52,522	124,295	541,773	1,005,486	766,218	2,490,294
Consumer lines of credit and overdrafts	(66,702)	—	—	—	—	(66,702)
Residential mortgage loans	71,013	77,691	315,418	914,108	5,510,336	6,888,566
Financial instruments recorded based on issuer’s flow	352,299	—	85,023	16	321,064	758,402
Other transactions or commitments without lines of credit	745,736	4,995	195	377,022	—	1,127,948
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	6,424	(15,201)	94,260	17,913	186,722	290,118
Liabilities	(14,834,148)	(2,840,448)	(4,387,325)	(2,147,037)	(7,737,413)	(31,946,371)
Checking accounts and other demand deposits	(7,101,902)	—	—	—	—	(7,101,902)
Term savings accounts - unconditional withdrawal	—	—	—	—	—	—
Term savings accounts - deferred withdrawal	(19,403)	—	—	—	—	(19,403)
Obligations with Chilean Central Bank without lines of credit	(636,894)	(1,101)	—	—	—	(637,995)
Lines of credit secured from Chilean Central Bank	—	—	—	(418,140)	(1,843,405)	(2,261,545)
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(4,612,696)	(2,441,779)	(3,357,507)	(660,888)	(757,094)	(11,829,964)
Foreign loans without lines of credit	(561,978)	(375,610)	(618,351)	(23,861)	—	(1,579,800)
Lines of credit from foreign banks	(120)	—	—	—	—	(120)
Letter of credit obligations	(1,305)	(364)	(4,861)	(12,132)	(15,533)	(34,195)
Bonds payable	(938,590)	(17,783)	(390,330)	(961,623)	(5,065,815)	(7,374,141)
Other obligations or payment commitments without lines of credit	(961,260)	(3,811)	(16,276)	(70,393)	(55,566)	(1,107,306)
Other lines of credit secured	—	—	—	—	—	—
Net band	(6,980,171)	(975,245)	(157,566)	4,438,542	6,094,249	2,419,809

	December 31, 2021
			3 Months to		More than
	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	3 Years	Total
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Assets	8,502,743	1,856,945	4,306,295	9,775,825	13,120,736	37,562,544
Cash	3,296,776	—	—	—	—	3,296,776
Financial instruments recorded at market value	1,441,644	39,696	29,874	303,792	296,289	2,111,295
Loans to other domestic banks without lines of credit	486,633	46,067	66,399	—	—	599,099
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,391,251	1,595,929	3,028,831	6,264,116	4,625,936	16,906,063
Commercial lines of credit and overdrafts	(31,685)	—	—	—	—	(31,685)
Consumer loans without lines of credit	59,416	153,154	628,950	1,205,581	786,844	2,833,945
Consumer lines of credit and overdrafts	(59,358)	—	—	—	—	(59,358)
Residential mortgage loans	80,881	92,798	369,388	1,079,718	6,579,868	8,202,653
Financial instruments recorded based on issuer’s flow	471,950	6,666	140,824	537,060	740,138	1,896,638
Other transactions or commitments without lines of credit	1,314,484	7,649	490	353,828	—	1,676,451
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	50,751	(85,014)	41,539	31,730	91,661	130,667
Liabilities	(16,468,779)	(3,370,411)	(3,915,257)	(4,114,200)	(6,332,999)	(34,201,646)
Checking accounts and other demand deposits	(8,199,948)	—	—	—	—	(8,199,948)
Term savings accounts - unconditional withdrawal	—	—	—	—	—	—
Term savings accounts - deferred withdrawal	(21,112)	(164)	—	—	—	(21,276)
Obligations with Chilean Central Bank without lines of credit	(465,743)	(418,140)	—	(2,593,452)	—	(3,477,335)
Lines of credit secured from Chilean Central Bank	—	—	—	(326,965)	—	(326,965)
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(4,668,386)	(2,248,430)	(2,404,062)	—	(754,555)	(10,075,433)
Foreign loans without lines of credit	(767,919)	(205,714)	(954,684)	—	—	(1,928,317)
Lines of credit from foreign banks	(18,995)	—	—	—	—	(18,995)
Letter of credit obligations	(165)	(318)	(3,153)	(9,510)	(10,338)	(23,484)
Bonds payable	(1,058,289)	(16,414)	(537,419)	(1,116,564)	(5,526,598)	(8,255,284)
Other obligations or payment commitments without lines of credit	(1,268,222)	(481,231)	(15,939)	(67,709)	(41,508)	(1,874,609)
Other lines of credit secured	—	—	—	—	—	—
Net band	(7,966,036)	(1,513,466)	391,038	5,661,625	6,787,737	3,360,898

	December 31, 2022
			3 Months to		More than
	<1 Month	1 - 3 Months	1 Year	1 to 3 Years	3 Years	Total
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Assets	9,628,637	3,159,065	6,389,889	11,122,626	12,851,051	43,151,267
Cash	2,428,943	-	-	-	—	2,428,943
Financial instruments recorded at market value	1,841,893	514,549	622,290	128,183	172,711	3,279,626
Loans to other domestic banks without lines of credit	20,752	4,420	11,980	117,992	—	155,144
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	2,142,972	2,270,020	4,413,236	6,495,720	3,967,089	19,289,038
Commercial lines of credit and overdrafts	—	—	—	—	—	—
Consumer loans without lines of credit	947,183	179,489	698,458	1,330,556	774,231	3,929,916
Consumer lines of credit and overdrafts	—	—	—	—	—	—
Residential mortgage loans	49,165	102,984	451,789	1,186,604	7,585,932	9,376,475
Financial instruments recorded based on issuer’s flow	368,402	69,820	188,504	1,109,232	277,510	2,013,468
Other transactions or commitments without lines of credit	1,876,803	10,676	—	686,607	—	2,574,085
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(47,478)	7,107	3,632	67,732	73,579	104,572
Liabilities	(13,230,051)	(3,594,875)	(4,913,180)	(6,108,250)	(7,821,989)	(35,668,346)
Checking accounts and other demand deposits	(5,615,295)	—	—	—	—	(5,615,295)
Term savings accounts - unconditional withdrawal	—	—	—	—	—	—
Term savings accounts - deferred withdrawal	(17,938)	—	—	—	—	(17,938)
Obligations with Chilean Central Bank without lines of credit	(65,628)	—	—	(2,991,289)	—	(3,056,918)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(5,361,331)	(3,164,038)	(3,127,807)	(835,639)	(823,042)	(13,311,858)
Foreign loans without lines of credit	(266,066)	(369,513)	(1,282,950)	(260,194)	—	(2,178,723)
Lines of credit from foreign banks	(133)	—	—	—	—	(133)
Letter of credit obligations	(168)	(341)	(3,314)	(10,969)	(6,546)	(21,337)
Bonds payable	(48,461)	(57,334)	(484,485)	(1,916,837)	(6,992,401)	(9,499,517)
Other obligations or payment commitments without lines of credit	(1,855,031)	(3,650)	(14,624)	(93,323)	—	(1,966,628)
Other lines of credit secured	—	—	—	—	—	—
Net band	(3,601,415)	(435,809)	1,476,709	5,014,375	5,029,062	7,482,921

The preceding tables present undiscounted cash flows from the Bank’s assets (Notes 7—13 of our consolidated financial statements) and liabilities (Notes 18—20 of our consolidated financial statements) on the basis of maturity estimation models. The bank’s expected cash flows could vary as a function of changes in the variables that are used to estimate asset and liability maturities.

The grouping corresponds to regulatory categories that bring together financial items with similar characteristics from the perspective of liquidity risk. These categories are modeled separately and reported in cash flows.

(iii) Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR)

In line with international risk management practices, the Bank uses the LCR and NSFR to manage liquidity risk.

The LCR, which measures the percentage of liquid assets over net cash outflows and aims to measure the sufficiency of high-quality assets to face a 30-day funding stress scenario. At a minimum, the Bank must survive until the 30th day of the stress scenario with funding from liquid assets in its portfolio because managers and/or supervisors would have been able to establish timely corrective measures. On the other hand, the NSFR measures a bank’s available stable funding relative to its required stable funding and focuses on maintaining sufficient stable funding to meet (long-term) stable funding needs. We calculate LCR and NSFR using the methodologies defined by the CMF and the BACEN. Both regulators set limits for LCR and NSFR. The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the “Basel III Committee on Banking Supervision” (“BIS III”) that were adopted by the CMF and the BACEN.

Pursuant to the rules issued by the Central Bank of Chile, the LCR is required at a minimum level of 100% as of June 1, 2022. The NSFR is required for informational purposes and at a minimum level of 70% as of January 1, 2023, and will increase by 10% per year until it reaches 100% as of January 1, 2026. As of December 31, 2022, the Bank’s LCR and NSFR were 219.5% and 114.5%, respectively.

(iv) Deposits / Loans

Structurally, the Bank’s liquidity can be quantified based on the level of assets and liabilities in its balance sheet. In particular, the following table shows the ratio of deposits / loans in Itaú Chile’s balance sheet. Deposits refer to the carrying amount of funds (demand and time deposits) that customers deposit in the Bank, while loans are credits that the Bank grants. This is a measurement of the reciprocity between the Bank’s commercial activity and the stability of its funding.

	Dec 2020	Dec 2021	Dec 2022
Year-End	81.3%	73.8%	70.4%
Minimum	73.7%	73.8%	69.2%
Maximum	81.3%	78.4%	73.5%
Average	78.5%	75.8%	70.8%

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

●	Assets that have been committed or received in guarantee.
●	Assets that an entity considers that are restricted from using.

The following table sets forth our available assets and investments adjusted for the delivery or receipt of guarantees as of December 31, 2020, 2021 and 2022:

		Guarantees	Guarantees
	Amount	Furnished	Received	Cash
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
	(i)	(ii)	(iii)	(i-ii+iii)
Year	4,406,396	543,736	124,118	3,986,778
2020	3,887,680	423,671	627,791	4,091,801
2021	4,498,680	162,774	354,088	4,686,994
2022

(vii) Counterparty Risk

Exposure to derivative counterparty risk is measured by recognizing the different contracts maintained with the Bank’s customers, including contracts without mitigating clauses, contracts with netting, contracts with Credit Support Annex, or the “CSA”, and with clearing houses, which receive a differentiated treatment.

The following table details the netting of these transactions:

	12/31/2020			12/31/2021			12/31/2022

	Gross	Gross		Gross	Gross		Gross	Gross
	amount	amount	Net	amount	amount	Net	amount	amount	Net
	assets	liabilities	amounts	assets	liabilities	amounts	assets	liabilities	amounts
	(a)	(b)	(c) = (a) + (b)	(a)	(b)	(c) = (a) + (b)	(a)	(b)	(c) = (a) + (b)
	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$	millions of Ch$
Derivatives with netting agreement	3,829,995	(3,510,234)	319,761	2,844,333	(2,836,363)	7,970	3,543,050	(3,465,447)	77,603
Derivatives without netting agreement	(675,038)	572,200	(102,838)	136,593	(89,224)	47,369	931	(151)	780
Total Derivatives	3,154,957	(2,938,034)	216,923	2,980,926	(2,925,587)	55,339	3,543,982	(3,465,598)	78,384
Net guarantees delivered in compensation houses (*)	174,426	(49,955)	124,471	288,104	(48,563)	239,541	43,899	(21,303)	22,596
Net guarantees delivered in bilateral agreements (*)	185,775	(33,313)	152,463	329,399	(6,658)	322,740	304,721	(18,122)	286,599
Net guarantees	360,201	(83,268)	276,934	617,503	(55,222)	562,281	348,620	(39,425)	309,195
Derivatives net of guarantees	3,515,158	(3,021,302)	493,857	3,598,429	(2,980,809)	617,620	3,892,602	(3,505,023)	387,579

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

The audit committee supervises the way in which the Bank monitors and manages risk and compliance with the Bank’s risk management policies and procedures and checks that the risk management framework is appropriate for the risks faced by the Bank. This committee is assisted by the internal audit department in its supervisory role. Internal audit performs reviews of risk management controls and procedures, which results are reported to the audit committee.

In accordance with the Bank’s governance outlook, the Financial Risk Department is responsible for identifying, quantifying, analyzing, controlling, and monitoring financial risk at the Bank. The Credit Risk Division is responsible for managing credit risk for the Corporate Banking, Treasury, Companies and Retail divisions. The Financial Risk Department is part of the Planning and Control Division. The other departments within this division include Accounting, Management Control, Planning and Development, Capital Management and Investor Relations. The main objective of this corporate division is to provide accurate, timely and high-quality information to support decision making by internal and external stakeholders.

The Corporate Treasury Division is charged with managing financial risk in the Bank’s trading and Banking Books. In the Banking Book, this consists of managing inflation, interest rate and liquidity risk in the Bank’s balance sheet in order to maximize returns in compliance with corporate policies and current laws and regulations. The trading book refers to the portfolio of financial instruments acquired to obtain short-term gains from increases in fair value arising from changes in the values of underlying variables. This book also consists of managing currency risk for the entire balance sheet. Management of the Bank’s funding structure is an important component of managing liquidity and interest rate risk within the Banking Book or balance sheet.

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

Any other charges and expenses of the depositary under the deposit agreement will be paid by Itaú Chile upon agreement between the depositary and Itaú Chile. All fees and charges may, at any time and from time to time, be changed by agreement between the depositary and the Bank but, in the case of fees and charges payable by ADS holders and beneficial owners, only in the manner contemplated by Article 20 of the ADS.

The depositary reimburses Itaú Chile for certain expenses incurred by Itaú Chile that are related to the ADS facility upon such terms and conditions as Itaú Chile and the depositary have agreed and may hereinafter agree from time to time. The depositary may make available to Itaú Chile a set amount or a portion of the depositary fees charged in respect of the ADS facility or otherwise upon such terms and conditions as Itaú Chile and the depositary may agree from time to time.

Please refer to Exhibit 2.(a).1 of this Annual Report for the remaining information relating to our ADSs as required under Item 12.D of Form 20-F.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies in any payments for the year ended December 31, 2022.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders for the year ended December 31, 2022.

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2022, we carried out an evaluation, under the supervision and with the participation of our management, including our CEO, and our CFO, of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2022, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officers and principal financial officers, to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, an independent registered public accounting firm.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the evaluation required by Rule 13a-15(d) under the Exchange Act, our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2022, have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The report of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, our independent registered public accounting firm, dated April 25, 2023, on the effectiveness of our internal control over financial reporting as of December 31, 2022, is presented on page F-2 to F-5 of this Annual Report.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Pedro Samhan Escandar, Diego Fresco Gutiérrez, María Ximena Cisternas Peñailillo and Antonio de Lima Neto qualify as “audit committee financial experts” within the meaning of this Item 16A, in that: (i) each has an understanding of IFRS and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) significant experience auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements and experience supervising persons engaged in such activities; (iv) an understanding of internal control over financial accounting and reporting; and (v) an understanding of the functions of an audit committee.

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

Our code of ethics is available on our website, at www.itau.cl under the heading “Sobre Itaú Chile—Documentación Normativa—Políticas, Manuales y Códigos.”

No waivers have been granted to the code of ethics since its adoption that applies to the persons indicated above.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2021 and 2022 following the accounting form:

	Year Ended December 31
	2021	2022

	(in millions of Ch$)
Principal accountant fees and services
Audit fees	1,517	1,339
Audit-related fees	49	46
Tax fees	—	—
All other fees	—	—
Total	1,566	1,385

Audit fees in the above table are the aggregate fees billed by PwC for 2021 and 2022, in connection with the audit of our consolidated financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings or engagements.

Audit-related fees in the above table are the aggregate fees billed by PwC for 2021 and 2022, for assurance services required by regulators on internal control and certain accounting requirements, agreed upon procedures on quarterly disclosures to investors, and procedures in connection with implementation of accounting standards.

PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee approves all audit, audit-related services, tax services and other services provided by PwC. Any services provided by PwC that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Itaú Chile’s audit committee meets the requirements of Exchange Act Rule 10A-3. However, Itaú Chile may utilize the general exemption contained in Exchange Act Rule 10A-3(c)(3), which provides an exemption from NYSE’s listing standards relating to audit committees for foreign private issuers like Itaú Chile.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases of our shares registered under Section 12 of the Exchange Act by us or any affiliated purchaser during fiscal year 2022:

(d) Maximum
number of shares
		(b) Average	(c) Total number of	that may yet be
	(a) Total number	price paid	shares purchased	purchased under
	of shares	per share	as part of publicly	the plan or
Period (*)	purchased	(in Ch$)	announced plans or programs	programs
January 2022	—	—	—	—
February 2022	—	—	—	—
March 2022	—	—	—	—
April 2022	—	—	—	—
May 2022	—	—	—	—
June 2022	—	—	—	—
July 2022	—	—	—	—
August 2022	—	—	—	—
September 2022	—	—	—	—
October 2022	—	—	—	—
November 2022	—	—	—	—
December 2022	—	—	—	—
Total	—	—	—	—

(*)   Itaú Chile and our affiliates did not purchase any of our shares registered under Section 12 of the Exchange Act.

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

Non-management directors must meet at regularly scheduled executive sessions without management.	Chilean law establishes that our executive officers may not serve as directors and, therefore, all of our directors are non-management. Our board of directors meets regularly on a monthly basis.

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

Under Chilean law, we are not required to have, and do not have, a nominating/corporate governance committee. Under Chilean law, the only committees that are required are the audit committee and the directors committee.

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

Under Chilean law, all Chilean banks must establish an audit committee composed of two directors. Also, the CMF recommends that at least one of the members of the audit committee, who must also be a member of the board of directors, be experienced with respect to the accounting procedures and financial aspects of banking operations. The members of the audit committee appointed by the board of directors must be independent according to the criteria set by the board of directors. In furtherance of the independence of the audit committee, the board of directors has determined that audit committee members should not, for the last three years, have held positions as our principal executive officers, have performed professional services for us, have commercial commitments with us or with any of our affiliates or related persons or have relations with other entities related to us from which they have received material payments. Moreover, they may not accept any payment or other compensatory fee from us, other than in their capacity as members of the board of directors, the audit committee or of other committees. All the members of the audit committee receive a monthly remuneration.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADE POLICIES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See the following items starting at page F-2:

(a)	Report of independent registered public accounting firm (PCAOB ID 1364);
(b)	Consolidated Statements of Financial Position as of December 31, 2022 and 2021;
(c)	Consolidated Statements of Income (Loss) for the years ended December 31, 2022, 2021 and 2020;
(d)	Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2022, 2021 and 2020;
(e)	Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020;
(f)	Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020; and
(g)	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1*	Articles of Incorporation and By-laws (Estatutos Sociales) of Itaú Chile, including amendments thereto (English language translation).

Exhibit 2.(a).1

Form of Amended and Restated Deposit Agreement, dated as of May 30, 2018, by and among Itaú Chile, The Bank of New York Mellon, as depositary, and the registered holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including a form of American Depositary Receipt (filed as an exhibit to our registration statement on Form F-6 (File No. 333-225409) filed on June 4, 2018, and incorporated herein by reference).

Exhibit 2.(a).2

Form of Itaú Chile Share Certificate (English language translation) (filed as an exhibit to our registration statement on Form 20-F (File No. 001-32305) filed on September 24, 2004, and incorporated herein by reference).

Exhibit 2(d)*	Description of Securities Registered Under Section 12 of the Exchange Act

Exhibit 4.(a).5

Amended and Restated Credit Agreement, dated as of April 10, 2017, by and among Itaú Chile, as borrower, Wells Fargo Bank, N.A., as administrative agent and BNP Paribas Securities Corp, Mizuho Bank, Ltd. Standard Chartered Bank and Wells Fargo Securities, LLC, as joint lead arrangers and bookrunners (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2016 and incorporated herein by reference).

Exhibit 4.(b).1

Lease agreement, dated as of July 27, 2015, entered into by and between Itaú Chile as tenant and Compañía de Seguros Corpseguros S.A. as landlord (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2015 and incorporated herein by reference).

Exhibit 4.(b).2

Lease agreement, dated as of July 27, 2015, entered into by and between Itaú Chile as tenant and Compañía de Seguros CorpVida S.A. as landlord (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2015 and incorporated herein by reference).

Exhibit 4.(b).3

Lease Agreement, dated as of June 21, 2016, entered into by and between Itaú Chile as tenant and Compañía de Seguros Confuturo S.A. as landlord (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2016 and incorporated herein by reference).

Exhibit 4.(b).4

Lease Agreement, dated as of June 21, 2016, entered into by and between Itaú Chile as tenant and Compañía de Seguros Corpseguros S.A. as landlord (filed as an exhibit to our annual report on Form 20-F (File No. 001-32305) for the year ended December 31, 2016 and incorporated herein by reference).

Exhibit 8.1*	List of subsidiaries of Itaú Chile.

Exhibit 11.1*	Itaú Chile’s Code of Ethics (General code of conduct. English language translation).

Exhibit 11.2*	Itaú Chile’s Code of Conduct in the Securities Market (English language translation).

Exhibit 12.1*	Certification of the CEO of Itaú Chile required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2*	Certification of the CFO of Itaú Chile required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 13.1*	Certification of the CEO of Itaú Chile required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2*	Certification of the CFO of Itaú Chile required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 23.1*	Consent of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

Exhibit 101.INS*	Inline XBRL Instance Document.

Exhibit 101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

Exhibit 101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

Exhibit 101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

Exhibit 101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

Exhibit101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*    Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITAÚ CHILE

/s/ Gabriel Amado de Moura
	Name:	Gabriel Moura
	Title:	Chief Executive Officer

/s/ Rodrigo Luis Rosa Couto
	Name:	Rodrigo Luis Rosa Couto
	Title:	Chief Financial Officer

Date: April 27, 2023

Banco Itaú Chile and Subsidiaries

Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the

years ended December 31, 2022, 2021, and 2020

Content

Ch$	=	Amounts expressed in Chilean pesos.
MCh$	=	Amounts expressed in millions of Chilean pesos.
US$	=	Amounts expressed in US dollars.
ThUS$	=	Amounts expressed in thousands of US dollars.
MUS$	=	Amounts expressed in millions of US dollars.
COP$	=	Amounts expressed in Colombian pesos.
MCOP$	=	Amounts expressed in millions of Colombian pesos.
UF	=	Amounts expressed in Unidades de Fomento.
(a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco Itaú Chile

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Banco Itaú Chile and its subsidiaries (“the Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income (loss), of other comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-2

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

Expected Credit Loss Allowance for Commercial, Mortgage and Consumer Loans - Collective Basis

As described in Notes 1 u), 10 and 36 to the consolidated financial statements, management assesses the adequacy of the collective basis expected credit loss allowance for commercial, mortgage and consumer loans using expected credit loss models. As of December 31, 2022, the collective basis expected credit loss allowance was Ch$ 749,624 million on total commercial, mortgage and consumer loan of Ch$ 26,607,785 million. As disclosed by management, the estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect the changes in credit risk and the development of assumptions related to the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors. Management subjectively assesses the adequacy of the qualitative information used to assess the change in credit risk since initial recognition and the development of assumptions such as probabilities of default and loss given default.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-3

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

Goodwill Impairment Assessment

As described in Notes 1 p), 13 and 32 to the consolidated financial statements, the Company’s goodwill balance was Ch$492,512 million as of December 31, 2022. Management conducts an annual impairment test and whenever there is an indication that the carrying value may be impaired. An impairment loss is recognized for the amount by which the carrying amount of the cash generating units exceeds its recoverable amount. The recoverable amount of the cash generating units is determined by management using the dividend discounted model. This methodology considers the cash flows that would be generated by dividends distributed to shareholders at perpetuity, discounted at their rate of cost of capital at the valuation date. Management’s cash flow projections included significant judgments and assumptions related to perpetuity rate, projected inflation rate, discount rate, loans growth and solvency index limit.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the valuation of the Company’s cash generating units. These procedures also included, among others, (i) testing management’s process for developing the estimate; (ii) evaluating the appropriateness of the dividend

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-4

discounted model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the significant assumptions used by management related to perpetuity rate, projected inflation rate, discount rate, loans growth and solvency index limit. Evaluating management’s assumptions related to perpetuity rate, projected inflation rate, discount rate, loans growth and solvency index limit involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s dividend discounted model and certain significant assumptions, including the discount rate.

/s/ PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

Santiago, Chile

April 25, 2023

We have served as the Company’s auditor since 2006.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-5

BANCO ITAÚ CHILE AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

		As of December 31,
	Notes	2022	2021
		MCh$	MCh$
ASSETS
Cash and deposits in banks	5 a)	3,058,752	3,473,392
Cash items in process of collection	5 b)	494,994	438,496
Financial instruments at fair value through profit or loss	6	472,283	332,724
Financial instruments at fair value through other comprehensive income	11	3,735,290	3,660,450
Interbank loans at amortized cost	9	46,122	80,554
Financial derivatives contracts held for hedge accounting	8 b)	138,548	83,123
Loans and accounts receivable from customers at amortized cost	10	25,711,811	23,795,548
Financial instruments at amortized cost	11	1,013,943	187,455
Investments under resale agreements	7	162,774	606,178
Financial derivatives contracts held for trading	8 a)	3,617,792	2,897,803
Investments in associates	12	11,584	9,152
Intangible assets	13	693,790	699,344
Property, plant, and equipment	14	60,196	71,933
Right of use assets under lease agreements	15	89,539	110,781
Current taxes	16	88,353	58,184
Deferred taxes	16	274,612	272,211
Other assets	17 a)	629,683	810,521
Other non-current assets held for sale	17 b)	20,700	12,394
TOTAL ASSETS		40,320,766	37,600,243
LIABILITIES
Deposits and other demand liabilities	18 a)	5,555,185	7,576,095
Cash in process of being cleared	5 b)	456,957	424,358
Obligations under repurchase agreements	7 b)	354,088	466,006
Time deposits and other time liabilities	18 b)	12,703,653	10,097,443
Financial derivatives contracts held for trading	8 a)	3,426,141	2,757,342
Financial derivatives contracts held for hedge accounting	8 b)	218,733	168,245
Interbank borrowings	19	4,728,323	4,918,423
Debt instruments issued	20 a)	6,547,807	5,609,795
Financial instruments of regulatory capital issued	20 b)	1,263,169	1,153,045
Other financial liabilities	20	359,573	42,435
Lease contracts liabilities	15	94,575	115,544
Current taxes	16	77	1,332
Deferred taxes	16	—	—
Provisions	21	287,134	235,347
Other liabilities	22 a)	1,007,562	709,612
Liabilities directly associated with non-current assets held for sale	22 b)	—	—
TOTAL LIABILITIES		37,002,977	34,275,022
EQUITY
Attributable to equity holders of the Bank:
Capital	24	2,687,951	2,688,131
Reserves	24	227,839	467,279
Valuation accounts	24	(102,108)	(97,968)
Retained earnings (losses):		503,233	190,068
Retained earnings (accumulated losses) from prior years	24	190,068	—
Net income (loss) for the year	24	443,288	273,410
Less: Provision for mandatory dividends	21, 24	(130,123)	(83,342)
Total equity attributable to equity holders of the Bank		3,316,915	3,247,510
Non-controlling interest	24	874	77,711
TOTAL EQUITY		3,317,789	3,325,221
TOTAL LIABILITIES AND EQUITY		40,320,766	37,600,243

The accompanying notes are an integral part of these Consolidated Financial Statements.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-6

BANCO ITAÚ CHILE AND SUBSIDIARIES

Consolidated Statements of Income (Loss)

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2022	2021	2020
		MCh$	MCh$	MCh$
Interest income	25 a)	3,177,133	1,687,502	1,549,674
Interest expense	25 b)	(2,006,666)	(711,195)	(683,237)
Net interest income		1,170,467	976,307	866,437
Fee and commission income	26 a)	263,140	226,809	204,378
Fee and commission expense	26 b)	(90,141)	(73,267)	(63,379)
Net fee and commission income		172,999	153,542	140,999
Net income from financial operations	27	200,841	55,910	110,887
Net foreign exchange gain (loss)	28	(51,516)	149,165	(74,464)
Other operating income	33 a)	34,229	29,278	65,578
Net operating profit before provision for loan losses		1,527,020	1,364,202	1,109,437
Provision for loan losses	29	(333,663)	(262,440)	(466,230)
NET OPERATING PROFIT		1,193,357	1,101,762	643,207
Personnel salaries and expenses	30	(341,498)	(306,720)	(292,191)
Administrative expenses	31	(298,112)	(257,970)	(257,753)
Depreciation and amortization	32 a)	(96,187)	(101,583)	(126,444)
Impairment	32 a)	(10)	(91)	(814,879)
Other operating expenses	33 b)	(47,177)	(43,243)	(90,511)
Total operating expenses		(782,984)	(709,607)	(1,581,778)
TOTAL OPERATING INCOME (LOSS)		410,373	392,155	(938,571)
Income (loss) from investments in associates	12	2,429	(287)	(2,794)
Operating (loss) income before income taxes		412,802	391,868	(941,365)
Income taxes	16	30,558	(115,631)	115,210
Consolidated income (loss) from continuing operations		443,360	276,237	(826,155)
Income (loss) from discontinued operations		—	—	—
TOTAL CONSOLIDATED INCOME (LOSS) FOR THE YEAR		443,360	276,237	(826,155)
Attributable to:
Equity holders of the Bank	24 c)	443,288	273,410	(808,784)
Non-controlling interest	24 c)	72	2,827	(17,371)
Earnings (losses) per share attributable to equity holders of the Bank
(in Chilean pesos)
Basic earnings (loss) per share	24 a)	0.455	0.457	(1.578)
Diluted earnings (loss) per share	24 a)	0.455	0.457	(1.578)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-7

BANCO ITAÚ CHILE AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income (Loss)

(In millions of Chilean pesos - MCh$)

		For the years ended December 31,
	Notes	2022	2021	2020
		MCh$	MCh$	MCh$
CONSOLIDATED INCOME (LOSS) FOR THE YEAR	24 d)	443,360	276,237	(826,155)
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE
RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS:
Debt instruments at fair value through other comprehensive income	24 d)	41,668	(166,448)	(8,235)
Exchange differences on investment in Colombia and New York branch	24 d)	(79,139)	59,221	(71,771)
Gain (loss) from hedge of net investments in foreign operations	24 d)	(42,102)	(26,422)	80,722
Gain (loss) from cash flows hedges	24 d)	(25,774)	46,270	(5,682)
Other comprehensive income (loss) before income taxes		(105,347)	(87,379)	(4,966)
Income taxes related to debt instruments at FV through OCI		(7,799)	10,569	1,558
Income taxes related to hedge of net investment in foreign operations	24 d)	3,749	18,417	(21,795)
Income taxes related to cash flows hedges	24	15,882	(19,092)	(3,034)
Income taxes on other comprehensive income (loss)		11,832	9,894	(23,271)
Other comprehensive income (loss) which may be reclassified		(93,515)	(77,485)	(28,237)
subsequently to profit or loss, net of income taxes
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS:
Defined benefits obligations	24 d)	2,309	3,409	(3)
Income taxes related to defined benefits obligations	24 d)	(1,061)	(274)	(19)
Changes in the fair value of equity investments at fair value through other comprehensive income	24 d)	1,739	(484)	356
Other comprehensive loss which may not be reclassified subsequently to profit or loss, net of income taxes		2,987	2,651	334

TOTAL OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		(90,528)	(74,834)	(27,903)
CONSOLIDATED COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		352,832	201,403	(854,058)
Attributable to:
Equity holders of the Bank	24 d)	352,962	192,779	(828,700)
Non-controlling interest	24 d)	(130)	8,624	(25,358)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-8

BANCO ITAÚ CHILE AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(In millions of Chilean pesos - MCh$)

						Retained earnings			Total
			Reserves			Retained		Provision	attributable
			Reserves	Other non-		earnings	Income (loss)	for	to equity	Non-
	Number of		from	earnings	Valuation	from prior	for	mandatory	holders of	controlling
	shares	Capital	earnings	reserves	accounts	years	the year	dividends	the Bank	interest	Total equity
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of January 1, 2020	512,407	1,862,826	451,011	744,838	47,117	164,221	—	(38,120)	3,231,893	94,445	3,326,338
Reclassification of income from previous year	—	—	—	—	—	—	—	—	—	—	—
Equity as of January 1, 2020	512,407	1,862,826	451,011	744,838	47,117	164,221	—	(38,120)	3,231,893	94,445	3,326,338
Distribution of prior year's net income	—	—	—	—	—	(127,065)	—	—	(127,065)	—	(127,065)
Provision for mandatory dividends	—	—	—	—	—	—	—	38,120	38,120	—	38,120
Transfer of gain on disposal of equity investments at fair value through other comprehensive income to retained earnings	—	—	—	—	(377)	377	—	—	—	—	—
Comprehensive income for the year	—	—	—	—	(19,916)	—	(808,784)	—	(828,700)	(25,358)	(854,058)
Equity as of December 31, 2020	512,407	1,862,826	451,011	744,838	26,824	37,533	(808,784)	—	2,314,248	69,087	2,383,335
Reclassification of income from previous year	—	—	(451,011)	(321,720)	—	(37,533)	808,784	—	—	—	—
Equity as of January 1, 2021	512,407	1,862,826	—	423,118	26,824	—	—	—	2,312,768	69,087	2,381,855
Capital increase	461,111	825,305	—	—	—	—	—	—	825,305	—	825,305
Provision for mandatory dividends	—	—	—	—	—	—	—	(83,342)	(83,342)	—	(83,342)
Reclassifications due to the discontinuation of the net investment in Itaú Colombia hedge	—	—	—	44,161	(44,161)	—	—	—	—	—	—
Comprehensive income for the year	—	—	—	—	(80,631)	—	273,410	—	192,779	8,624	201,403
Equity as of December 31, 2021	973,518	2,688,131	—	467,279	(97,968)	—	273,410	(83,342)	3,247,510	77,711	3,325,221
Reclassification of loss from previous year	—	—	—	—	—	273,410	(273,410)	—	—	—	—
Reclasification new business model according to IFRS 9	—	—	—	—	86,186	—	—	—	86,186	—	86,186
Equity as of January 1, 2022	973,518	2,688,131	—	467,279	(11,782)	273,410	—	(83,342)	3,333,696	77,711	3,411,407
Distribution of prior year's net income						(83,342)	—	83,342	—	—	—
Provision for mandatory dividends	—	—	—	—	—	—	—	(130,123)	(130,123)	—	(130,123)
Termination of accounting hedges highly probable transactions	—	—	—	44,771	(44,771)	—	—	—	—	—	—
Other equity movements	—	(180)	—	115	—	—	—	—	(65)	—	(65)
Acquision of MCC entities	—	—	—	(19,331)	—	—	—	—	(19,331)	—	(19,331)
Increase participation in Colombia	—	—	—	(264,995)	—	—	—	—	(264,995)	(76,707)	(341,702)
Comprehensive income (loss) for the year	—	—	—	—	(45,555)	—	443,288	—	397,733	(130)	397,603
Equity as of December 31, 2022	973,518	2,687,951	—	227,839	(102,108)	190,068	443,288	(130,123)	3,316,915	874	3,317,789

The accompanying notes are an integral part of these Consolidated Financial Statements.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-9

BANCO ITAÚ CHILE AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In millions of Chilean pesos - MCh$)

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Operating income (loss) before income taxes	412,802	391,868	(941,365)
Debits (credits) to income that do not represent cash flows
Depreciation and amortization	96,187	101,583	126,444
Provisions for loans and accounts receivable from customers and interbank loans	418,379	325,955	527,078
Provisions and write-offs for assets received in lieu of payment	24,006	282,176	4,006
Provisions for contingencies	986	1,038	3,119
Impairment	10	91	814,879
Net gain on sale of loans and accounts receivable from customers	(4,734)	(12,132)	(6,476)
Income received from Financial instruments at fair value through profit or loss	212,522	(60,655)	(64,410)
Income received from sale of Financial instruments at fair value through other comprehensive income	(23,123)	30,719	(58,092)
Net interest income	(1,170,467)	(976,307)	(866,437)
Fee and commission income	(263,140)	(226,809)	(204,378)
Fee and commission expense	90,141	73,267	63,379
Net foreign exchange gain (loss)	51,516	(149,165)	74,464
Net gain on sale of property, plant and equipment	2,875	(86)	131
Net gain on sale of assets received in lieu of payment	(3,684)	(5,758)	(3,287)
Net gain on sale of assets held for sale	—	—	(970)
Increase (decrease) on deferred tax assets and liabilities	21,759	(40,345)	(109,848)
Other charges (credits) that do not represent cash flows	(5,674)	(508)	39,013
Subtotal	(139,639)	(265,068)	(602,750)
Loans and accounts receivable from customers and interbank loans	(1,916,536)	(2,344,142)	745,029
Investments under resale agreements	443,404	(21,841)	(45,109)
Obligations under repurchase agreements	264,535	(172,845)	79,394
Financial instruments at fair value through profit or loss	(142,676)	67,766	17,895
Financial instruments at fair value through other comprehensive income	45,635	188,134	(1,749,279)
Financial instruments at amortized cost	(118,697)	(89,802)	4,039
Other assets and liabilities	(186,851)	(426,903)	111,619
Time deposits and other time liabilities	2,606,210	(1,335,621)	(187,123)
Deposits and other demand liabilities	(2,020,910)	1,378,689	1,323,958
Foreign borrowings obtained	4,206,362	3,225,153	3,326,628
Repayment of foreign borrowings	(4,506,966)	(2,456,214)	(2,450,227)
Interest paid	(1,062,046)	(638,567)	(597,602)
Interest received	2,079,164	1,639,859	1,471,570
Net fee and commission income	116,074	117,759	110,902
Taxes paid	(62,634)	(103,018)	(152,593)
Repayment of other borrowings	—	29,312	157
Proceeds from sale of assets received in lieu of payment	4,027	18,097	26,247
Net cash flows provided by (used in) operating activities	(391,544)	(1,189,252)	1,432,755
CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchase of property, plant and equipment and intangible assets	(57,812)	(46,170)	(67,675)
Sales of property, plant and equipment	4,076	98	157
Proceeds from sale of assets held for sale	—	—	1,550
Payments for investments in subsidiaries, net of cash acquired	(351,434)	—	—
Proceeds (payments) for investments in associates	1,763	(106)	(338)
Net cash flows provided by (used in) investing activities	(403,407)	(46,178)	(66,306)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowing obtained from the Central Bank of Chile	—	750,000	3,781,200
Payments of borrowings from the Central Bank of Chile	—	—	(1,524,000)
Debt instruments issued	1,049,243	794,125	408,402
Financial instruments of regulatory capital issued	—	—	—
Payments of debt issued	(746,838)	(470,437)	(935,094)
Payments of financial intrumentos of regulatory capital	(60,178)	(53,737)	—
Dividends paid	(83,332)	(2)	(127,086)
Payments of lease liabilities	(24,677)	(31,547)	(33,687)
Capital increase	—	825,305	—
Net cash flows provided by financing activities	134,218	1,813,707	1,569,735
Effect of changes in exchange rates	473,360	289,687	122,133
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(187,373)	867,964	3,058,317
Cash and cash equivalents at the beginning of the year	5,374,220	4,506,256	1,447,939
Cash and cash equivalents at end of the year	5,186,847	5,374,220	4,506,256
Net increase (decrease) in cash and cash equivalents	(187,373)	867,964	3,058,317
COMPONENTS OF CASH AND CASH EQUIVALENT AT END OF PERIOD
Cash and deposits in bank	3,058,752	3,473,392	3,089,072
Cash items in process of collection net (1)	38,037	14,138	18,960
Highly liquid financial instruments (2)	1,927,284	1,347,463	1,337,754
Investments under resale agreements (3)	162,774	539,227	60,470
Totals cash and cash equivalents	5,186,847	5,374,220	4,506,256
(1)

Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing difference.

(2)

Correspond to financial instruments at fair value through profit and loss and financial instrument at fair value through other comprehensive income with maturities that do not exceed three months as of December 31, 2022, the financial instruments at fair value through profit and loss include MCh$161,019 (MCh$130,421 as of December 31, 2021) and financial instrument at fair value through other comprehensive income include MCh$1,766,265 (MCh$1,217,042 as of December 31, 2021)

(3)	Corresponds to resale agreement with maturities that do not exceed three months from the acquisition date.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-10

BANCO ITAÚ CHILE AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In millions of Chilean pesos - MCh$)

	As of			Changes other than cash					As of
	January 1,	Cash flows		Changes other		Interest and	Currency	Fair value	December 31,
Item	2022	Received	Paid	than cash	Acquisition	readjustment	exchange effects	changes	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Borrowing obtained from Chilean Central Bank	3,007,242	—	—	—	—	—	42	—	3,007,284
Mortgage finance bonds	24,035	—	(5,095)	—	—	—	—	—	18,940
Senior Bonds	5,609,795	1,049,243	(741,743)	—	—	889,343	(101,962)	(156,869)	6,547,807
Subordinate Bonds	1,153,045	—	(60,178)			179,374	(9,072)		1,263,169
Lease contracts liabilities	115,544	—	(24,677)	(5,264)	9,113	3,635	(3,776)	—	94,575
Totals	9,909,661	1,049,243	(831,693)	(5,264)	9,113	1,072,352	(114,768)	(156,869)	10,931,775

Dividends approved and paid in 2022	—	—	(83,323)	—	—	—	—	—	—
Dividends approved in prior years and paid in 2022	—	(9)		—	—	—	—	—	—
Total Dividends paid	—	(9)	(83,323)	—	—	—	—	—	—
Subtotal cash flows from (used in) financing activities	—	1,049,234	(915,016)	—	—	—	—	—	—
Total cash flows from financing activities from liabilities (net)	—	134,218	—	—	—	—	—	—	—

	As of			Changes other than cash					As of
	January 1,	Cash flows		Changes other		Interest and	Currency	Fair value	December 31,
Item	2021	Received	Paid	than cash	Acquisition	readjustment	exchange effects	changes	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Borrowing obtained from Chilean Central Bank	2,257,226	750,000	—	—	—	16	—	—	3,007,242
Mortgage finance bonds	30,846	—	(9,025)	—	—	2,214	—	—	24,035
Senior Bonds	5,123,825	794,125	(461,412)	1,866	—	398,696	(9,731)	(237,574)	5,609,795
Subordinate Bonds	1,081,031	—	(53,737)	—	—	125,751	—	—	1,153,045
Lease contracts liabilities	151,885	—	(31,547)	5,524	(15,503)	3,750	1,435	—	115,544
Totals	8,644,813	1,544,125	(555,721)	7,390	(15,503)	530,427	(8,296)	(237,574)	9,909,661

Capital increase	—	825,305	—	—	—	—	—	—	—
Dividends approved and paid in 2022	—	—	—	—	—	—	—	—	—
Dividends approved in prior years and paid in 2022	—	—	(2)	—	—	—	—	—	—
Total Dividends paid	—	825,305	(2)	—	—	—	—	—	—
Subtotal cash flows from financing activities	—	2,369,430	(555,723)	—	—	—	—	—	—
Total cash flows from financing activities from liabilities (net)	—	1,813,707	—	—	—	—	—	—	—

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-11

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-12

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies

General Information – Background of Banco Itaú Chile and subsidiaries

Banco Itaú Chile (the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Commission for the Financial Market (hereinafter, “CMF”, for its acronym in Spanish). The entity is the consequence of the merger of Banco Itaú Chile and Corpbanca, which took place on April 1, 2016, with the latter being the legal successor.

As approved in the Extraordinary Shareholders’ Meeting held on January 19, 2023 and pursuant to Resolution No. 2,215, issued on March 28, 2023 by the Commission for the Financial Market, the Bank modified its bylaw and changed the name to Banco Itaú Chile and subsidiaries, formerly named Itau CorpBanca and subsidiaries, further information is presented on Note 39. As of December 31, 2022 the Bank is controlled by Itaú Unibanco, which holds a 65.62% ownership. The remaining 34.38% is owned by minority shareholders.

Banco Itaú Chile is headquartered in Chile and has operations in Colombia and Panama, In addition, Banco Itaú Chile has a branch in New York and a representative office in Lima, The Bank has total consolidated assets for MCh$40,320,766 (MUS$47,197) and its consolidated equity for MCh$3,317,789 (MUS$3,884), Focused on large and medium size companies and people, Banco Itaú Chile offers universal banking services.

The legal address of Banco Itaú Chile is Presidente Riesco No 5537, Las Condes, Santiago, Chile, and its website is www.itau.cl

These Consolidated Financial Statements as of December 31, 2022, were approved by the Board of Directors on April 25, 2023.

Significant Accounting Policies and Others

a)	Accounting period

The Consolidated Financial Statements are referred as of December 31, 2022 and 2021 and comprise the years ended December 31, 2022, 2021 and 2020.

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

These Consolidated Financial Statements comprise the preparation of the Financial Statements of the Bank and the controlled entities which participate in the consolidation as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, and include the necessary adjustments and reclassifications to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-13

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-14

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The following table details the entities controlled by Banco Itaú Chile:

				Ownership percentage
			Functional	As of December 31, 2022			As of December 31, 2021
	Market	Country	currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
Itaú Corredores de Bolsa Limitada (1)	National	Chile	Ch$	99.987	0.013	100.000	99.990	0.010	100.000
Itaú Administradora General de Fondos S.A. (1)		Chile	Ch$	99.994	0.006	100.000	99.994	0.006	100.000
Itaú Corredores de Seguros S.A. (1)		Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Asesorías Financieras Limitada (1)		Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000
Recaudaciones y Cobranzas Limitada (1)		Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Corpbanca New York Branch (1) (4)	Foreign	USA	US$	100.000	—	100.000	100.000	—	100.000
Itaú Colombia S.A. (2) (6) (8)		Colombia	COP$	94.990	4.472	99.462	87.100	—	87.100
Itaú Corredor de Seguro Colombia S.A. (2)		Colombia	COP$	94.987	5.000	99.987	79.985	—	79.985
Itaú Securities Services Colombia S.A. (2)		Colombia	COP$	5.499	93.992	99.491	5.499	82.310	87.809
Itaú Comisionista de Bolsa Colombia S.A (2)		Colombia	COP$	2.219	97.253	99.472	2.219	85.166	87.385
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (2)		Colombia	COP$	—	99.443	99.443	—	87.083	87.083
Itaú (Panamá) S.A. (3)		Panama	US$	—	99.462	99.462	—	87.100	87.100
Itaú Holding Colombia S.A.S (5) (7) (9)		Colombia	COP$	100.000	—	100.000	—	—	—

(1) Company regulated by the Commision for the Financial Market (CMF) of Chile.

(2) Companies regulated by the Colombian Financial Superintendency (SFC), which has a supervision agreement with the CMF.

(3) Company regulated by the Superintendency of Banks of Panama.

(4) Company regulated by Office of the Comptroller of the Currency (OCC) and Federal Reserve (FED).

(5) On February 1, 2022, Itaú Holding Colombia S.A. was created.

(6) On February 22, 2022, the Bank acquired 59,554,210 shares of Itaú Colombia S.A.

(7) On February 22, 2022, Itaú Holding Colombia S.A acquired 33,752,474 shares of Itaú Colombia S.A.

(8) On March 25, 2022, the Bank acquired 3,600 shares of Itaú Corredores de Seguro Colombia S.A.

(9) On March 25, 2022, Itaú Holding Colombia S.A. acquired 1,200 shares of Itaú Corredores de Seguro Colombia S.A.

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

The following entities are classified as “Associates” and are accounted for using the equity method, according to IAS 28:

			As of December 31,	As of December 31,
Associate	Main Operation	Operation Place	2022	2021

			% Share	% Share
Transbank S.A	Credit card operator	Santiago, Chile	8.7188%	8.7188%
Combanc S.A (1)	High value payment clearing house	Santiago, Chile	9.8100%	9.8100%
Imerc OTC S.A (1)	Administration of clearing and settlement systems for financial instruments	Santiago, Chile	8.6624%	8.6624%

(1) As of the second quarter of 2021, the Bank gained significant influence over Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. (hereinafter, “Combanc S.A.”) and over Servicios de Infraestructura de Mercado OTC S.A (hereinafter, “Imerc OTC S.A.”). Management concluded that, because of fact that the Bank can elect one of the members of the Board of Directors in each of these entities, in addition to other factors, such as significant transactions between the Bank and these entities, exchange of essential technical information with its investees and other factors, the Bank has a say in the financial and operating decision-making of these investees, but does not control them. Consequently, the equity method has been applied.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-15

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(iii)Investments in other companies

Investments in other companies, represented by shares or rights in other companies, are those in which the Bank has neither control nor significant influence. These equity instruments must be measured in compliance with IFRS 9, at their fair value; however, equity instruments that are neither held for trading and on which the equity method is not applied for investments in companies with significant influence (“associates” or “joint ventures”) according to IAS 28, may be recorded after their initial recognition and irrevocably at fair value, with variations recognized in Other Comprehensive Income instead of as “Non-trading financial assets mandatorily at fair value through profit or loss”. Dividends received from these investments are recorded in "Income (loss) from investments in companies" in the Consolidated Statement of Income. These instruments are not subject to the impairment model of IFRS 9.

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

In accordance with IFRS 10 “Consolidated Financial Statements,” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects:

●Scope of its decision-making authority over the investee.

●Rights held by other parties.

●The remuneration to which it is entitled to in accordance with the remuneration agreements.

●Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trusts or other entities related to this type of business.

The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent. The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of December 31, 2022 and 2021 they act as Agent and none of these investment vehicles is consolidated.

d)Non-controlling interest

Non-controlling interest represents the portion of net income or loss and net assets which the Bank does not own, either directly or indirectly. It is disclosed as “Attributable to non-controlling interest” separately in the Consolidated Statement of Income (Loss).

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-16

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

When Banco Itaú Chile and its subsidiaries (the Group) acquires a business, evaluates the identifiable assets acquired and liabilities assumed to determine proper classification and designation based on contractual conditions, economic circumstances, and other relevant conditions as of the acquisition date. This includes the assessment of whether an embedded derivative should be separated from a host contract in accordance with IFRS 9.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate. The excess of the consideration transferred,  amount of any non-controlling interest in the acquired entity, and  acquisition-date fair value of any previous equity interest in the acquired entity; over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognised directly in profit or loss as a bargain purchase.

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

f) Common control transaction

A common control transaction is a transfer of assets or an exchange of equity interests among entities under the same parent’s control.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-17

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

A common-control transaction has no effect on the parent´s consolidated financial statements. The net assets are derecognized by the transferring entity and recognized by the receiving entity at their historical carrying amount. Any difference between the proceeds transferred or received and the carryng amount of the net assets is recognized in equity in the transferring and receiving entities separatd financial statements and eliminated in consolidation.

g) Functional and presentation currency

The Bank has defined as its functional and presentation currency the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency that influences its costs and revenue structure.

Therefore, all balances and transactions denominated in currencies other than the Chilean peso are treated as "foreign currency".

The Bank translates accounting records of its New York branch and subsidiaries in Colombia and Panama into Chilean pesos from US dollars and Colombian pesos, as applicable, in accordance with IAS 21 "Effects of the Variations in the Exchange Rates of the Foreign Currency". All amounts in the Consolidated Statements of Income, Consolidated Statements of Other Comprehensive Income and the Consolidated Statements of Financial Position are translated into Chilean pesos according to the exchange rate indicated in letter h) below. None of the markets in which Banco Itaú Chile and its subsidiaries operate qualify as a hyperinflationary economy.

h)Foreign currency

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

Balances in the financial statements of the consolidated entities whose functional currency is different from the Chilean peso are converted into the presentation currency, according to the following criteria:

●	Assets and liabilities, by using exchange rates as of the date of the Consolidated Financial Statements.
●	Income and expenses and cash flows, by using the exchange rates as of the date of each transaction.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-18

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

Assets and liabilities in foreign currencies are shown at their equivalent amount in pesos, calculated using the exchange rate of $854.31 per US$1 (US dollar) as of December 31, 2022 ($844.08 as of December 31, 2021) and the exchange rate of $0.1761 per COP$1 (Colombian peso) as of December 31, 2022 ($0.2103 as of December 31, 2021). The financial statements of the New York branch, as well as the Colombian subsidiaries, have been translated using these exchange rates for consolidation purposes, in accordance with IAS 21, related to the valuation of investments abroad in countries with stable economy.

i)Use of estimates and judgments

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

In particular, information on significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Consolidated Financial Statements are the following:

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-19

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

●	Allowances for loan losses
●	Fair value of financial assets and liabilities
●	Contingencies and commitments
●	Impairment losses of certain assets, including Goodwill
●	Current taxes and deferred taxes

During the year ended December 31, 2022, there have been no significant changes in estimates made compared to the estimates at the end of 2021 (see Note 32).

j)Operating segments

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

To comply with IFRS 8, Banco Itaú Chile identifies operating segments (Chile and Colombia) used by the Executive Committee, which is defined as the chief operating decision maker, to analyze and make decisions regarding operating, financing and investment matters, based on the following elements:

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

k)Operations with repurchase and resale agreements

Transactions with resale agreements are entered into as a form of investment. Under these agreements, financial instruments are sold, which are included as assets under "Investments under resale agreement” and are accounted for at amortized cost using the effective interest rate of the agreement.

There are also sales transactions with a repurchase agreement as a form of financing. In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan, form part of the investment items of "Financial Instruments at Fair Value Through Profit or Loss" or "Financial Instruments at Fair Value Through Other Comprehensive Income". The obligation to repurchase the investment is classified in liabilities as "Repurchase agreements and securities loans", recognizing interest and inflation-indexation adjustments accrued as of the closing date.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-20

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

l)Classification and measurement of financial instruments

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-21

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(ii) Reclassifications

Reclassification of financial assets is required if, and only if, the objective of the Bank’s business model for managing those financial assets changes. Financial liabilities cannot be reclassified.

In January 2019, Law No. 21,130 was issued, which modernizes the banking legislation with the objective of implementing the practices promoted at international level by the Basel III.  The new regulation was effective as of December 1, 2021 and will be implemented gradually until it is fully established as of December 1, 2025. Due to these changes, the bank performed a capital increase which in part was executed in order to comply with the new capital requirements. In connection with the new requirements and its capital management strategy the bank in Chile created a new portfolio which is managed on a segregated basis and under a held to collect business model with the purpose of managing the capital adequacy under the new capital requirements. As of January 1, 2022, securities classified under  “Fair value through other comprehensive income¨ were derecognized for an amount of MCh$766,612 and reclasified to ¨Financial instruments at amortized cost¨ for MCh$854,262.

As a result of the adoption of Basel III, the Bank has greater capital requirements in Colombia, making it necessary to protect this capital from credit and market risks. In August 2022 the Bank entered into a new capital management business model which will generate a reclassification from Debt Instruments measured at Fair Value through Other Comprehensive Income to “Financial instruments at amortized cost¨ as they are part of this portfolio, this reclassification will come into effect as of January 1, 2023.

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-22

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-23

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-24

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

m)Derivatives and hedging activities

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

b.	Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

ii.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:
a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-25

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

n)Fair value measurement

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-26

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-27

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

The main techniques used as of December 31, 2022 and 2021 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-28

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

o)Recognizing income and expenses

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

The main revenues arising from commissions, fees and similar items correspond to:

●	Fees and commissions for lines of credits and overdrafts: includes accrued fees related to granting lines of credit and overdrafts in checking accounts.
●	Fees and commissions for guarantees and letters of credit: includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.
●	Fees and commissions for card services: includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards.
●	Fees and commissions for management of accounts: includes accrued commissions for the maintenance of checking, savings and other accounts
●	Fees and commissions for collections and payments: includes income arising from collections and payments services provided by the Bank.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-29

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

p)Impairment

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

● The time value of money; and

● Reasonable and supportable information that is available without undue cost or effort at the repotting date about past events, current conditions and forecasts of future economic conditions.

The Bank follows the criteria described below in order to assess impairment, when applicable:

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-30

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-31

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-32

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

q)Property, plant and equipment

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

This item includes the amounts of property, land, furniture, vehicles, technological equipment and other facilities own by the consolidated entities or acquired under financial leases. These assets are classified based on their use in:

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-33

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

r)Intangible assets

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-34

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

s)Factoring transactions

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-35

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

t)Leases

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

As of December 31, 2022, the Bank has not identified any impairment for the right-of-use assets under lease.

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-36

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

u)Expected credit losses allowance

The Bank uses an “expected credit loss (ECL)” model. The impairment model applies to all financial assets measured at amortized cost and debt securities measured at fair value through other comprehensive income (FVTOCI), including commitment and contingent loans. Investments in equity are outside of the scope of the impairment requirements.

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-37

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

Credit risk assessment and forward-looking information (including macro-economic factors), includes quantitative and qualitative information based on our historical experience, some examples are:

a.	Financial or economic conditions that are expected to cause a significant change in the borrower’s ability to meet its debt obligations.
b.	An actual or expected internal credit rating downgrade for the borrower or decrease in behavioral scoring.
c.	Significant increases in credit risk on other financial instruments of the same borrower.

If contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial credit recognition, but we do not consider this an absolute indicator. We did not rebut the backstop presumption of IFRS 9 relating to SICR or default.

Additionally, we use the below criteria for SICR based on increased risk:

●	Individual: the risk classifications granted by the CMF, looking for changes between the initial recognition and the reference in time of the expected credit loss calculation is made.

Collective: comparing lifetime PDs of operations at the time of initial recognition against the reference in time of the ECL calculation is made.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-38

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-39

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(iii) Forward looking information

The ECL model includes a broad range of forward looking information as economic inputs, such as:

●	Copper Price
●	Unemployment rates
●	Central Bank interest rates
●	GDP
●	Monthly Index of Economic Activity
●	Inflation rates

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

For ECL estimation purposes of financial assets that have been modified, we are required to distinguish between modification that results in derecognition from those that do not result in derecognition. By internal definition, the generation of a modified asset must derecognize the original asset. However, there are specific situations whereby a modified asset may have not been derecognized, for a limited period of time. Due to the above, the SICR evaluation is made by comparing the risk of the financial asset at the reporting date versus the initial recognition date. Additionally, for the calculation of ECL, modified assets recognize a higher risk than the original asset in order to differentiate their risk with respect to unmodified assets

(v) Collateral

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-40

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Subsequent recoveries of amounts previously charge-off are credited to the income statements, as recovery of loans previously charged-off, as a deduction from provisions for loan losses.

v)Income taxes and deferred taxes

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

w)Provisions and contingent assets and liabilities

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-41

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

x)Employee benefits

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-42

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

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

y)Provision for mandatory dividends

The Bank recorded a provision for mandatory dividends calculated as a portion of income for the year in order to comply with dispositions of the Chilean Corporations Act (Ley de Sociedades Anónimas) which requires to distribute at least 30% of income of the year, consistent with the Bank’s internal policy. For fiscal year 2022 and 2021, the Bank provisioned 30% of its profits. This provision is recorded as a decrease in “Retained earnings” under “Provision for minimum dividends” within the Statement of Changes in Consolidated Equity.

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-43

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

z) Assets received or awarded in lieu of payment

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

aa)Customer loyalty programs

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

bb)Non- current assets held for sale (in “Other Assets”)

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

cc)Earnings per share

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

For the years ended December 31, 2022, 2021 and 2020 the Bank did not have any instruments that generated dilution.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-44

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

dd)Consolidated Statement of Cash Flows

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

ee)Consolidated Statement of Changes in Equity

The Consolidated Statement of Changes in Equity presents all movements affecting net equity. This statement shows a reconciliation between opening and ending balances for the year for all items that form part of consolidated equity, grouping transactions based on their nature, according to the following:

●

Adjustments due to accounting changes related to prior periods: Includes changes in equity as a consequence of restating amounts previously reported in the Consolidated Financial Statements resulting from accounting changes related to prior periods recognition.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-45

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

ff)Consolidated Statement of Other Comprehensive Income (Loss)

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

gg) New and revised accounting pronouncements introduced by IASB

1)	Standards and interpretations that are effective from January 1, 2022.

1.1) Amendment to IFRS 3 “Business Combinations” to update a reference to the Conceptual Framework.

On May 14, 2020, the IASB published, amendments to IFRS 3 ‘Business Combinations’ that update an outdated reference in IFRS 3 without significantly changing its requirements.

The changes in Reference to the Conceptual Framework (Amendments to IFRS 3):

- Update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework;

- Add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 (instead of the Conceptual Framework) to identify the liabilities it has assumed in a business combination; and

- Add to IFRS 3 an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier.

The Bank’s management has concluded that the adoption of the amendment had no significant impact on the Consolidated Financial Statements.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-46

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

1.2) Amendments to IAS 16 ‘Property, Plant and Equipment — Proceeds before Intended Use.

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

The Bank’s management has concluded that the adoption of the amendment has no significant impact on the Consolidated Financial Statements.

1.3) Amendments to IAS 37 ‘Onerous Contracts — Cost of Fulfilling a Contract.

On May 14, 2020, the IASB published ‘Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)’ amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous.

The changes in Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract may be incremental costs of performing that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to the performance of contracts (an example would be the allocation of the depreciation charge for a contract). Item of property, plant and equipment used to fulfill the contract).

The amendment is effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted.

The Bank’s management has concluded that the adoption of the amendment has no significant impact on the Consolidated Financial Statements.

1.4) Annual improvements to IFRS standards 2018–2020.

On May 14, 2020, the IASB issued Annual Improvements to IFRS 2018-2020. The pronouncement contains amendments to four International Financial Reporting Standards (IFRS):

IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter: The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRS.

IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities: The amendment clarifies which fees an entity includes when it applies the ’10 per cent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-47

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

IFRS 16 Leases- Lease incentives: The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.

IAS 41 Agriculture. Taxation in fair value measurements: The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13.

The amendments to IFRS 1, IFRS 9, and IAS 41 published today are all effective for annual periods beginning on or after 1 January 2022. Early application is permitted.

The amendment to IFRS 16 only regards an illustrative example, so no effective date is stated.

The Bank’s management has concluded that the adoption of the improvements has no significant impact on the Consolidated Financial Statements.

2)	Standards and interpretations that have been issued but are not yet effective

2.1) Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 – Making Materiality Judgments.

On February 12, 2021, the IASB issued amendments to IAS 1 that require companies to disclose their significant accounting policy information rather than their significant accounting policies and issued amendments to IFRS Practice Statement 2 to provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments to IAS 1 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

The Bank’s management is evaluating the potential impact of the adoption of these amendments on its Consolidated Financial Statements.

2.2) Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosures of accounting policies.

On February 12, 2021, the IASB issued this amendment which is intended to assist preparers in deciding which accounting policies should be disclosed in their financial statements. The amendments include:

− An entity is required to disclose its material accounting policy information rather than its significant accounting policies;

− An explanation is provided on how an entity can identify material accounting policies and examples are given of when accounting policies are likely to be material;

− The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial; the amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements; and

− The amendments clarify that, if an entity discloses immaterial accounting policy information, such information does not obscure material accounting policy information.

In addition, IFRS Practice Statement 2 has been amended by adding examples to explain and demonstrate the application of the “four-step materiality process” to accounting policy information to support the amendments to IAS 1.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-48

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The amendments are applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2.

The Bank’s management will evaluate the impact that this amendment will have on the presentation of the  Consolidated Financial Statements.

2.3) Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

On February 12, 2021, the IASB published amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates apply prospectively only to future transactions and other future events, but changes in accounting policies generally also apply retrospectively to past transactions and other past events.

The amendments to IAS 8 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

The Bank’s management is evaluating the potential impact of the adoption of these amendments on its Consolidated Financial Statements.

2.4) Amendment to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction.

On May 7, 2021, an amendment was issued on the treatment of deferred taxes on transactions such as leases and decommissioning obligations. In these situations, entities must recognize deferred assets and liabilities in the event that there are deductible and taxable temporary differences for the same amount. The amendments are effective for years beginning on January 1, 2023, with early application permitted.

The Bank’s management is evaluating the potential impact of the adoption of this amendment on its Consolidated Financial Statements.

2.5) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (amendments to IFRS 10 and IAS 28).

The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between the requirements of IFRS 10 and those of IAS 28 (2011) in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The amendments, issued in September 2014, state that when the transaction involves a business (whether it is in a subsidiary or not) the entire generated gain or loss is recognized. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary.

The effective date for these amendments is yet to be determined because the IASB is awaiting the results of its research project on the equity method accounting. These amendments must be applied retrospectively and early adoption is permitted, which must be disclosed.

The Bank’s management will await the new effective date to evaluate the potential effects of these amendments.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-49

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2.6) Amendments to IFRS 16 – Lease liability on a sale and leaseback.

On September 22, 2022, the IASB issued this amendment which clarifies how a selling lessee subsequently measures sale and leaseback transactions that meet the requirements of IFRS 15 to be accounted for as a sale.

The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss related to the partial or total termination of a lease.

The effective date for the amendments is January 1, 2024.

The Bank’s management is assessing the potential impact of the adoption of this amendment on its Consolidated Financial Statements.

2.7) Amendment to IAS 1 Presentation of Financial Statements – Non-current Liabilities with Covenants.

On October 31, 2022, Amendments to IAS 1 was issued, which aims to improve the information companies provide about long-term debt with covenants. Such amendment specifies that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements.

The IASB expects the amendments to improve the information a company provides about long-term debt with covenants by enabling investors to understand the risk that such debt could become repayable early.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted.

The Bank’s management is assessing the potential impact of the adoption of this amendment on its Consolidated Financial Statements.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-50

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

JNote 2 – Accounting Changes

No new accounting pronouncements have been adopted in the year ended December 31, 2022 in the Consolidated Financial Statements.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-51

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 3 – Significant Events

As of December 31, 2022, the following significant events have influenced the operations of the Bank and its subsidiaries or the Consolidated Financial Statements:

ITAÚ CORPBANCA

Acquisition of Itaú Corpbanca Colombia shares owned by CorpGroup

On February 22, 2022, Itaú Corpbanca acquired, directly and indirectly, all of the shares of Itaú Corpbanca Colombia S.A. owned by CorpGroup Interhold S.P.A., CorpGroup Banking S.A. and CG Financial Colombia S.A.S., representing approximately 12.36% of the share capital of Itaú Corpbanca Colombia S.A., for a total price of US$414,142,063.65. As a result of these acquisitions, Itaú Corpbanca owns, directly and indirectly, approximately 99.4617% of the share capital of Itaú Corpbanca Colombia S.A. Its direct interest is approximately 94.99%.

Itaú Corpbanca directly acquired approximately 7.89% of the share capital of Itaú Corpbanca Colombia and its new subsidiary in Colombia – Itaú Holding Colombia S.A.S. – acquired the remaining approximately 4.47%. With respect to the latter, the creation in Colombia of the subsidiary Itaú Holding Colombia S.A.S., the share capital which is owned by Itaú Corpbanca, was duly authorized by the Commission for the Financial Market and by the Central Bank of Chile for this purpose.

Additional information regarding capital requirements is presented in Note 26.

2022 Ordinary Shareholders’ Meeting Resolutions

At the Ordinary Shareholders’ Meeting of Itaú Corpbanca, held on March 24, 2022, the following resolutions, among others, were adopted:

a) Total Renewal of the Board of Directors

The following eleven (11) regular directors and two (2) alternate directors were elected, in accordance with Itaú Corpbanca’s bylaws:

- Regular directors:

1. Jorge Andrés Saieh Guzmán;

2. Ricardo Villela Marino;

3. Diego Fresco Gutiérrez;

4. Leila Cristiane Barboza Braga de Melo;

5. Matías Granata;

6. Milton Maluhy Filho;

7. Pedro Paulo Giubbina Lorenzini;

8. Rogerio Carvalho Braga;

9. Pedro Samhan Escándar;

10. Gustavo Arriagada Morales; and

11. Fernando Concha Ureta

- Alternate directors:

1. Álvaro F. Rizzi Rodrigues.

2. Tatiana Grecco.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-52

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 3 – Significant Events, continued

Gustavo Arriagada Morales, Pedro Samhan Escándar and Fernando Concha Ureta were appointed as independent directors, in accordance with Article 50 bis of Law No. 18,046 on Corporations.

b) Distribution of dividends

The meeting approved the distribution of 30% of the 2021 fiscal year profits, which amounts to CLP$83,341,869,534, as a dividend to the shareholders, among the total of the 973,517,871,202 subscribed and paid shares of the Bank and which, therefore, corresponds to a dividend of CLP$0.0856089775 per share. In addition, the Board approved that the remaining 70% of the profits be retained.

Acquisition of shares of Itaú Corredor de Seguros Colombia S.A. owned by Helm LLC

On November 5, 2019, Itaú Corpbanca entered into a purchase and sale agreement, as subsequently amended on December 18, 2020, whereby it agreed to acquire shares representing approximately 20% of the shares of Itaú Corredor de Seguros Colombia S.A. owned by Helm LLC.

On March 25, 2022, after obtaining regulatory approvals in Colombia, Chile and Brazil, Itaú Corpbanca acquired, directly and indirectly, 4,800 Itaú Corredor de Seguros Colombia S.A. shares owned by Helm LLC for a total price of US$3,188,323. As a result of these acquisitions, Itaú Corpbanca owns, directly and indirectly, approximately 99.99% of the share capital of Itaú Corpbanca Colombia S.A. Its direct interest is approximately 94.99%.

Itaú Corpbanca directly acquired approximately 15% of the share capital of Itaú Corredor de Seguros Colombia S.A. and its new subsidiary in Colombia – Itaú Holding Colombia S.A.S.S. – acquired the remaining 5%.

Acquisition of MCC Entities

On June 1, 2022, after obtaining the regulatory approvals from the banking regulators in Chile and Brazil, and in accordance with the provisions of the Transaction Agreement entered into between Itaú Corpbanca (the “Bank”), Itaú Unibanco Holding S.A., Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, CorpGroup Interhold SpA and Inversiones Gasa Limitada on January 29, 2014, as amended on June 2, 2015 and January 20, 2017 (the “Transaction Agreement”), Itaú Corpbanca moved forward and acquired all of the shares in MCC Asesorías SpA, and, together with its subsidiary Itaú Asesorías Financieras Ltda., it acquired all of the shares in MCC S.A. Corredores de Bolsa. The total price for all the above transactions was US$30,727,453.

As a result of the acquisition of all the shares in MCC Asesorías SpA, this company was dissolved, in accordance with the provisions in its bylaws, resulting in its merger with Itaú Corpbanca, which absorbed said company by owning 100% of its shares. Additionally, on June 1, 2022, an extraordinary shareholders’ meeting took place which decided to merge MCC S.A. Corredores de Bolsa into Itaú Corredores de Bolsa Limitada. As a result, Itaú Corredores de Bolsa Limitada emerged as the subsisting entity, holding all the equity, rights, obligations, assets and liabilities of MCC S.A. Corredores de Bolsa, which was dissolved and then absorbed by Itaú Corredores de Bolsa Limitada, which will be the legal successor to MCC S.A. Corredores de Bolsa.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-53

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 3 – Significant Events, continued

Termination of the Transaction Agreement and the Shareholders Agreement

On July 14, 2022, Itaú Corpbanca informed by means of an Essential Event the following:

As is publicly known, Corp Group Banking S.A. (“CG Banking”), Compañía Inmobiliaria y de Inversiones SAGA SpA (“SAGA”) and certain subsidiaries of CG Banking (SAGA and such subsidiaries, the “Debtors”), are in the process of exiting reorganization proceedings in the United States of America pursuant to the rules set forth in Chapter 11 of the U.S. Bankruptcy Code, initiated in June 2021 before the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), and as part of that proceeding, both CG Banking and SAGA would cease to own shares issued by Itaú Corpbanca.

The foregoing is pursuant to the Seventh Joint Plan of Liquidation of CG Banking and its Related Debtors Docket No. 815 (the “Plan”) approved by the Bankruptcy Court on June 16, 2022 and effective as of July 14, 2022 (the “Plan Effective Date”). The Plan contemplates for the Debtors, among other things, the delivery of all of their shares issued by Itaú Corpbanca pledged in favor of their secured creditors on, or promptly after, the Plan Effective Date, the sale of a portion of their non-pledged shares issued by Itaú Corpbanca to generate cash to pay bankruptcy expenses and certain of their creditors on or promptly after the Plan Effective Date, and the transfer of the balance of their non-pledged shares issued by Itaú Corpbanca to their unsecured creditors on or promptly after the Plan Effective Date.

In this regard, on June 3, 2022, Itaú Corpbanca, Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, Inversiones Gasa Limitada and other entities related to CG Banking entered into a “Termination Letter”, in order to terminate, among others, the Transaction Agreement entered into by and between those same parties on January 29, 2014, as amended on June 2, 2015 and January 20, 2017 (the “Transaction Agreement” or the “TA”). The Termination Letter is effective as of the Plan Effective Date.

In addition, the Bank has been advised that, on July 14, the entities CorpGroup Interhold SpA, Inversiones Gasa Limitada, CG Banking, CorpGroup Holding Inversiones Limitada, SAGA, ITB Holding Brasil Participações Ltda. and Itaú Unibanco Holding S.A. have entered into a “Mutual Termination Letter” whereby they have terminated the Shareholders Agreement dated April 1, 2016 (as amended, restated, supplemented or modified from time to time, the “Shareholders Agreement”) as well as certain other share purchase agreements entered into on October 26, 2016, September 13, 2017, October 12, 2018 and September 10, 2020, effective as of the Plan Effective Date.

As part of the implementation of the Plan, CG Banking transferred to an Itaú Unibanco Holding S.A. subsidiary. – ITB Holding Brasil Participações Ltda. – 94,077,808,763 shares of the Bank. As a result, Itaú Unibanco Holding S.A. owns – directly and indirectly – shares issued by the Bank, representing approximately 65.62% of the Bank’s subscribed and paid-in capital.

Management Changes – Resignation of Director

On July 27, 2022, Itaú Corpbanca informed by means of an Essential Event the following:

At an ordinary meeting held on July 27, 2022, the Board of Directors of Itaú Corpbanca was presented with the resignation of Mr. Jorge Andrés Saieh Guzmán as a director of the Bank, effective as of that same date.

In connection with the above, it was informed that the Board of Directors of Itaú Corpbanca resolved to elect Mr. Ricardo Villela Marino as Chairman and Mr. Milton Maluhy Filho as Vice-Chairman.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-54

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 3 – Significant Events, continued

Finally, and in accordance with Article 9 of the Bank’s bylaws, the Board of Directors resolved that the deputy director, Mr. Álvaro F. Rizzi Rodrigues, will take over the position of director until the definitive appointment is made at the next Ordinary Shareholders’ Meeting.

Sale by Itaú Corpbanca, and the rest of the shareholder banks, of 100% of the shares of the banking support company “Operadora de Tarjetas de Crédito Nexus S.A.”

On September 30, 2022, Itaú Corpbanca informed by means of an Essential Event the following:

As informed by means of an Essential Event on November 30, 2021, Itaú Corpbanca and the rest of the shareholder banks of the banking support company “Operadora de Tarjetas de Crédito Nexus S.A.” (hereinafter, “Nexus”) reached an agreement with Minsait Payments Systems Chile S.A. (a subsidiary of the Spanish company Indra Sistemas S. A.) for the sale of 100% of the shares held by them in Nexus, subject to the fulfillment or waiver of several conditions precedent, which included the CMF authorization for the sale of 100% of the shares of Nexus and that the transaction be approved by the National Economic Prosecutor’s Office (hereinafter, the “Transaction”).

The conditions for the closing of the Transaction were met, and on September 30 of this year the Transaction was closed and, as a result, Minsait Payments Systems Chile S.A. acquired 100% of the shares in Nexus.

As of September 30, 2022, the price of the Transaction was 8,900,682,219 Chilean pesos. However, there are price adjustments and additional payments contemplated in the Nexus share purchase agreement, in the event that the milestones and conditions established therein are met.

As a result, Minsait Payments Systems Chile S.A. took over Nexus; and Itaú Corpbanca and the rest of the shareholder banks ceased to be shareholders of Nexus, which was reported to the Financial Market Commission by means of an Essential Event on September 30, 2022.

Notice of Extraordinary Shareholders’ Meeting

As of November 30, 2022, the Financial Market Commission was informed that the Board of Directors, agreed to notice and decide at the Extraordinary Shareholders’ Meeting held on January 19, the following matters:

a) Amendments:

(i) Article 1 of the Bylaws, the business name was changed to “Banco Itaú Chile”, modified and/or expanded the trade names; (ii) Article 9 of the Bylaws, decreased the number of regular directors from eleven to seven; (iii) Article 9 of the Bylaws, decreased the number of alternate directors from two to one and modified the procedures to appoint a replacement directors in the event of vacancy; (iv) Article 12 of the Bylaws, regarding the procedure for summoning Board meetings, including reminders, deadlines and other aspects of said procedure; (v) Article 21 of the Bylaws, to expressly stipulate the possibility of electing directors by acclamation, in addition adjusted the reference to alternate directors in accordance with what is approved by virtue of (iii) above;

b) Decreasing the number of shares into which the Bank’s share capital is divided (the “reverse stock split”), in the proportion of 4,500 current shares for each new share or in such other proportion as the Shareholders’ Meeting may ultimately resolve, without altering the amount of the share capital;

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-55

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 3 – Significant Events, continued

c) Agreeing to the issuance of 216,337,305 shares or such other number as may ultimately be necessary for the purpose of exchanging them for the Bank’s current shares, according to the proportion and exchange ratio agreed upon by the Shareholders’ Meeting for such purpose;

d) Agreeing to the additional issuance of 10,000 supporting shares (or such other number as the Shareholders’ Meeting may ultimately resolve), the precise purpose of which will be to cover the deficit of shares that may be generated by the application of the exchange ratio, in the event that the surplus shares resulting from fractions of shares not assigned by application of the exchange ratio are not sufficient for such purposes; and agreeing on the treatment of those supporting shares that are not finally used to comply with the aforementioned purpose and that, therefore, may remain once the share exchange has been completed;

e) Determining the form, time, procedure and other conditions for the performance and implementation of the proposed reverse stock split, including its effects on the American Depositary Shares; and authorize the Board of Directors, among other things, to determine, fix and agree, with the broadest powers, the effective date of the share exchange and all those aspects of form and procedure aimed at the materialization and implementation of the proposed reduction in the number of shares, the issuance of supporting shares that are agreed upon and the treatment of those remaining after the share exchange is completed;

f) Amending Articles 5 and Transitory Article 1 of the Bylaws, relating to share capital, so as to reflect the resolutions adopted by virtue of paragraphs b) to e) above; g) Setting one or more conditions for the effectiveness of the amendments to the Bylaws that are finally agreed upon at the Meeting;

h) Approving the new version of the Bank’s Bylaws and replaced the current Bylaws, which includes the amendments to the Bylaws adopted at the Shareholders’ Meeting, and which contains changes to adapt the Bylaws to legal modifications, including, among others, the replacement of references to the Superintendency of Banks and Financial Institutions with references to the Financial Market Commission; i) Broadly empower the Bank’s Board of Directors and/or the General Manager to resolve and implement all aspects, modalities, modifications, actions and details that may arise in connection with the resolutions adopted at the Shareholders’ Meeting; and

j) In general, adopt all other resolutions and amendments to the Bylaws that may be necessary or convenient for the materialization of the decisions resolved by the Shareholders’ Meeting.

Changes to Management. Resignation of Director

On December 15, 2022, Itaú Corpbanca informed through an Essential Event the following: At the ordinary meeting held on December 15, 2022, the Board of Directors of Itaú Corpbanca learned of the resignation of director Leila Cristiane Barboza Braga de Melo, effective as of that date, from the position of director of the Bank.

In addition, and in accordance with Article 9 of the Bank’s bylaws, the Board of Directors resolved that the alternate director, Mrs. Tatiana Grecco, will be appointed as regular director until the definitive appointment of the replacement for Mrs. Leila Cristiane Barboza Braga de Melo is made.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-56

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

The commercial activities of this segment are carried out by Itaú Colombia S.A. and subsidiaries

The Bank did not enter into transactions with a particular customer or third party that exceed 10% of its total revenue in 2022, 2021 and 2020.

b)	Geographical information

The segments reported by Banco Itaú Chile, discloses revenue from ordinary activities from external clients:

(i)	attributed to the entity’s country of domicile and
(ii)	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-57

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 4 – Reporting Segments, continued

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

The information on interest income and interest expenses for the years ended December 31, 2022, 2021 and 2020 of the aforementioned reporting segments is presented below:

	2022			2021			2020
	Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	2,668,383	508,750	3,177,133	1,324,275	363,227	1,687,502	1,116,943	432,731	1,549,674
Interest expense	(1,726,924)	(279,742)	(2,006,666)	(580,997)	(130,198)	(711,195)	(490,729)	(192,508)	(683,237)
Net interest income	941,459	229,008	1,170,467	743,278	233,029	976,307	626,214	240,223	866,437

c)	Information on assets, liabilities and income

Segment information on assets and liabilities is presented as of December 31, 2022 and 2021.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-58

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 4 – Reporting Segments, continued

c.1) Assets and Liabilities

		As of December 31, 2022
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
Cash and deposits in banks	5 a)	2,679,389	379,363	3,058,752
Cash items in process of collection	5 b)	494,501	493	494,994
Financial instruments at fair value through profit or loss	6	275,313	196,970	472,283
Financial instruments at fair value through other comprehensive income	11	3,348,889	386,401	3,735,290
Loans and accounts receivable at amortized cost and interbank loans	9-10	21,944,059	3,813,874	25,757,933
Investment in associates	12	15,781	(4,197)	11,584
Financial instruments at amortized cost	11	880,026	133,917	1,013,943
Investments under resale agreements	7	63,154	99,620	162,774
Financial derivatives contracts held for trading	8 a)	3,468,512	149,280	3,617,792
Financial derivative contracts held for hedge accounting	8 b)	101,418	37,130	138,548
Intangible assets (1)	13	664,115	29,675	693,790
Property, plant, and equipment	14	45,554	14,642	60,196
Right of use assets under lease agreements	15	76,169	13,370	89,539
Current taxes	16	50,690	37,663	88,353
Deferred taxes	16	195,583	79,029	274,612
Other assets	17 a)	558,111	71,572	629,683
Other non-current assets held for sale	17 b)	12,174	8,526	20,700
TOTAL ASSETS		34,873,438	5,447,328	40,320,766

		As of December 31, 2022
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	18 a)	3,771,795	1,783,390	5,555,185
Cash in process of being cleared	5 b)	456,948	9	456,957
Obligations under repurchase agreements	7 b)	288,447	65,641	354,088
Time deposits and other time liabilities	18 b)	11,212,884	1,490,769	12,703,653
Financial derivatives contracts held for trading	8 a)	3,270,449	155,692	3,426,141
Financial derivative contracts held for hedge accounting	8 b)	201,590	17,143	218,733
Interbank borrowings	19	4,068,308	660,015	4,728,323
Debt instruments issued	20	6,124,805	423,002	6,547,807
Financial instruments of regulatory capital issued	20	1,070,933	192,236	1,263,169
Other financial liabilities	20	359,573	—	359,573
Lease contracts liabilities	15	79,846	14,729	94,575
Current taxes	16	—	77	77
Deferred taxes	16	—	—	—
Provisions	21	204,343	82,791	287,134
Other liabilities	22 a)	912,754	94,808	1,007,562
Liabilities directly associated with non-current assets held for sale	22 b)	—	—	—
TOTAL LIABILITIES		32,022,675	4,980,302	37,002,977

(1)    This includes goodwill generated in business combination between Itaú Chile and Corpbanca totaling MCh$492,512 as of December 31, 2022.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-59

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 4 – Reporting Segments, continued

		As of December 31, 2021
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
Cash and deposits in banks	5 a)	2,867,539	605,853	3,473,392
Cash items in process of collection	5 b)	438,149	347	438,496
Financial instruments at fair value through profit or loss	6	91,817	240,907	332,724
Financial instruments at fair value through other comprehensive income	11	3,291,135	369,315	3,660,450
Loans and accounts receivable at amortized cost and interbank loans	9-10	19,300,174	4,575,928	23,876,102
Investment in associates	12	9,152	—	9,152
Financial instruments at amortized cost	11	—	187,455	187,455
Investments under resale agreements	7	171,810	434,368	606,178
Financial derivatives contracts held for trading	8 a)	2,836,215	61,588	2,897,803
Financial derivative contracts held for hedge accounting	8 b)	41,754	41,369	83,123
Intangible assets (1)	13	663,503	35,841	699,344
Property, plant, and equipment	14	47,139	24,794	71,933
Right of use assets under lease agreements	15	90,504	20,277	110,781
Current taxes	16	20,584	37,600	58,184
Deferred taxes	16	198,698	73,513	272,211
Other assets	17 a)	738,346	72,175	810,521
Other non-current assets held for sale	17 b)	7,611	4,783	12,394
TOTAL ASSETS		30,814,130	6,786,113	37,600,243

		As of December 31, 2021
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	18 a)	4,641,522	2,934,573	7,576,095
Cash in process of being cleared	5 b)	424,358	—	424,358
Obligations under repurchase agreements	7 b)	212,356	253,650	466,006
Time deposits and other time liabilities	18 b)	8,789,515	1,307,928	10,097,443
Financial derivatives contracts held for trading	8 a)	2,693,524	63,818	2,757,342
Financial derivative contracts held for hedge accounting	8 b)	160,267	7,978	168,245
Interbank borrowings	19	4,263,230	655,193	4,918,423
Debt instruments issued	20	5,027,267	582,528	5,609,795
Financial instruments of regulatory capital issued	20	955,982	197,063	1,153,045
Other financial liabilities	20	42,435	—	42,435
Lease contracts liabilities	15	93,497	22,047	115,544
Current taxes	16	393	939	1,332
Deferred taxes	16	—	—	—
Provisions	21	157,113	78,234	235,347
Other liabilities	22 a)	614,472	95,140	709,612
Liabilities directly associated with non-current assets held for sale	22 b)	—	—	—
TOTAL LIABILITIES		28,075,931	6,199,091	34,275,022

(1)    This includes goodwill generated in business combination between Itaú Chile and Corpbanca totaling MCh$492,512 as of December 31, 2021.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-60

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 4 – Reporting Segments, continued

c.2) Income for the years ended December 31, 2022, 2021, and 2020

	2022			2021			2020
	Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	941,459	229,008	1,170,467	743,278	233,029	976,307	626,214	240,223	866,437
Net fee and commission income	141,667	31,332	172,999	123,612	29,930	153,542	108,140	32,859	140,999
Net income from financial operations	162,539	38,302	200,841	11,934	43,976	55,910	25,031	85,856	110,887
Net foreign exchange gain (loss)	(30,621)	(20,895)	(51,516)	169,188	(20,023)	149,165	(20,491)	(53,973)	(74,464)
Other operating income	23,599	10,630	34,229	15,295	13,983	29,278	16,588	48,990	65,578
Provision for loan losses	(269,321)	(64,342)	(333,663)	(184,155)	(78,285)	(262,440)	(310,429)	(155,801)	(466,230)
NET OPERATING PROFIT	969,322	224,035	1,193,357	879,152	222,610	1,101,762	445,053	198,154	643,207
Depreciation and amortization	(80,083)	(16,104)	(96,187)	(82,479)	(19,104)	(101,583)	(96,117)	(30,327)	(126,444)
Operating expenses (1) (2)	(490,409)	(196,388)	(686,797)	(420,962)	(187,062)	(608,024)	(896,152)	(559,182)	(1,455,334)
OPERATING INCOME (LOSS)	398,830	11,543	410,373	375,711	16,444	392,155	(547,216)	(391,355)	(938,571)
Income from investment in associates	2,429	—	2,429	(1,610)	1,323	(287)	(2,794)	—	(2,794)
Income taxes	28,728	1,830	30,558	(118,366)	2,735	(115,631)	73,965	41,245	115,210
CONSOLIDATED INCOME (LOSS) FOR THE YEAR	429,987	13,373	443,360	255,735	20,502	276,237	(476,045)	(350,110)	(826,155)

(1)   Includes personnel salaries and expenses, administrative expenses, impairment, and other operating expenses

(2)  As of December 31, 2020, includes the recognition of an impairment loss of MCh$814,879. The impairment is broken down into MCh$651,825 corresponding to the impairment on Goodwill, MCh$412,356 and MCh$239,469 of CGUs of Chile and Colombia, respectively, and MCh$113,911 corresponding to the intangibles generated in the business combination of the CGU Colombia. Intangible assets include impairment on Software and Licenses of MCh$38,849, which is broken down into MCh$34,524 and MCh$4,325 in the Chile CGU and Colombia CGU, respectively. In addition, the Chile CGU includes impairment of property, plant and equipment for MCh$10,294.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-61

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 5 – Cash and Cash Equivalents

a)	Detail of cash and cash equivalents

The detail of balances included under cash and cash equivalents is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Cash and deposits in banks
Cash	275,172	294,474
Deposits in the Central Bank of Chile	1,284,810	1,173,548
Deposits in local banks	20,744	12,942
Deposits in foreign banks	1,478,026	1,992,428
Subtotals cash and deposits in banks	3,058,752	3,473,392
Cash items in process of collection, net (1)	38,037	14,138
Highly liquid financial instruments (2)	1,927,284	1,347,463
Investments under resale agreements (3)	162,774	539,227
Totals cash and cash equivalents	5,186,847	5,374,220
(1)	Refer to letter b. “Cash in process of collection and in process of being cleared” below.
(2)

Highly liquid financial instruments: Corresponds to financial instruments at fair value through profit and loss (see note 6) and financial instrument at fair value through other comprehensive income (see note 11) with maturities that do not exceed three months from the acquisition date.

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

b)	Cash in the process of collection and in process of being cleared

Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing differences. The detail of these balances is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	35,733	40,302
Funds receivable	459,261	398,194
Subtotals assets	494,994	438,496
Liabilities
Funds payable	456,957	424,358
Subtotals liabilities	456,957	424,358
Cash items in process of collection, net	38,037	14,138

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-62

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 5 – Cash and Cash Equivalents, continued

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-63

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 6 – Financial Instruments at Fair Value through Profit or Loss

The detail of the financial instruments at fair value through profit or loss is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Chilean Central Bank and Government securities
Central Bank of Chile securities	160,751	50,743
Other Chilean Central Bank and Government securities	—	—
Other Chilean securities
Bonds	22,878	111
Notes	—	—
Other securities	—	—
Foreign financial securities
Bonds	186,925	232,083
Other securities	—	8,824
Investments in mutual funds
Funds managed by related entities	47,598	39,842
Funds managed by third parties	—	—
Financial assets not held for trading valued mandatorily at fair value through profit or loss
Loans originated and acquired by the entity at fair value	53,206	—
Other investments
Other financial instruments at FVTPL	925	1,121
Totals	472,283	332,724

As of December 31, 2022, financial instruments at fair value through profit or loss include MCh$161,019 (MCh$130,421 as of December 31, 2021) in instruments with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5).

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-64

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 7 – Investments under Resale Agreements and Obligations under Repurchase Agreements

a)	The Bank purchases financial instruments to resell them on a future date. As of December 31, 2022 and 2021 the instruments acquired under agreements to resell are as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank securities	—	12,361
Government securities	—	55,953
Other Chilean Central Bank and Government securities	—	—
Other Chilean securities
Bonds	63,154	88,206
Notes	—	15,289
Other securities	—	—
Foreign financial securities
Central Banks and Government securities	99,620	427,565
Other foreign instruments	—	6,804
Totals	162,774	606,178

b)	As of December 31, 2022 and 2021, the instruments acquired under agreements to repurchase are as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank securities	—	198,013
Government securities	—	11,762
Other Chilean Central Bank and Government securities	—	—
Other Chilean securities
Bonds	288,447	2,581
Notes	—	—
Other Chilean securities	—	—
Foreign financial securities
Central Banks and Government securities	—	—
Other foreign instruments	65,641	253,650
Totals	354,088	466,006

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-65

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 8 – Financial Derivative Contracts and Hedge Accounting

a)	Total derivative contracts portfolio

The Bank and subsidiaries use the following derivative financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation, are adjusted to reflect the CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment). The detail of these instruments is presented below:

	As of December 31, 2022		As of December 31, 2021
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Financial derivatives contracts held for trading	3,617,792	3,426,141	2,897,803	2,757,342
Financial derivatives contracts held for hedge accounting	138,548	218,733	83,123	168,245
Totals	3,756,340	3,644,874	2,980,926	2,925,587

a) Financial derivatives contracts held for trading

a.1) Assets

	As of December 31, 2022
	Notional
			Over	Over
			1 month	3 months	Between	Over
	On	Up to	less than	up to	1 and	3 up to	More than
	demand	1 month	3 months	1 year	3 years	5 years	5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forwards	—	5,884,782	2,088,158	2,585,223	992,045	151,944	143,162	11,845,314	435,849
Currency swaps	—	356,267	794,627	1,785,480	3,610,306	2,388,987	4,686,177	13,621,844	1,293,810
Interest rate swaps	—	435,714	2,008,610	6,526,529	7,490,539	4,922,886	10,734,630	32,118,908	1,887,481
Call currency options	—	2,268	4,543	24,054	3,727	—	—	34,592	652
Put currency options	—	—	—	—	—	—	—	—	—
Totals	—	6,679,031	4,895,938	10,921,286	12,096,617	7,463,817	15,563,969	57,620,658	3,617,792

	As of December 31, 2021
	Notional
			Over	Over
			1 month	3 months	Between	Over
	On	Up to	less than	up to	1 and	3 up to	More than
	demand	1 month	3 months	1 year	3 years	5 years	5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forwards	—	3,106,279	1,840,300	1,360,787	365,932	181,959	188,738	7,043,995	329,284
Currency swaps	—	135,709	277,106	1,042,432	2,924,714	2,248,282	2,985,367	9,613,610	1,037,007
Interest rate swaps	—	773,389	1,392,193	3,776,929	8,562,223	6,796,931	9,716,515	31,018,180	1,530,863
Call currency options	—	3,607	12,241	20,467	—	—	—	36,315	649
Put currency options	—	—	—	—	—	—	—	—	—
Totals	—	4,018,984	3,521,840	6,200,615	11,852,869	9,227,172	12,890,620	47,712,100	2,897,803

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-66

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.2) Liabilities

	As of December 31, 2022
	Notional
			Over	Over
			1 month	3 months	Between	Over
	On	Up to	less than	up to	1 and	3 up to	More than
	demand	1 month	3 months	1 year	3 years	5 years	5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forwards	—	5,710,749	1,744,537	2,288,184	721,546	93,572	134,330	10,692,918	420,494
Currency swaps	—	204,361	476,390	1,631,868	4,005,297	2,522,025	4,270,505	13,110,446	1,193,307
Interest rate swaps	—	474,463	2,304,905	4,888,564	6,806,786	4,705,049	10,392,078	29,571,845	1,811,426
Call currency options	—	—	13,200	—	—	—	—	13,200	404
Put currency options	—	3,953	7,675	16,443	—	—	—	28,071	510
Totals	—	6,393,526	4,546,707	8,825,059	11,533,629	7,320,646	14,796,913	53,416,480	3,426,141

	As of December 31, 2021
	Notional
			Over	Over
			1 month	3 months	Between	Over
	On	Up to	less than	up to	1 and	3 up to	More than
	demand	1 month	3 months	1 year	3 years	5 years	5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forwards	—	2,293,451	1,900,241	1,607,617	585,716	84,120	208,116	6,679,261	280,574
Currency swaps	—	34,012	364,081	859,740	2,423,081	2,524,421	2,562,705	8,768,040	931,445
Interest rate swaps	—	456,447	1,733,475	3,875,370	8,275,215	7,384,935	9,863,248	31,588,690	1,544,949
Call currency options	—	3,200	2,939	4,021	—	—	—	10,160	343
Put currency options	—	1,317	2,077	4,414	—	—	—	7,808	31
Totals	—	2,788,427	4,002,813	6,351,162	11,284,012	9,993,476	12,634,069	47,053,959	2,757,342

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-67

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

b) Financial derivatives contracts held for hedge accounting

b.1) Portfolio detail

As of December 31, 2022 and 2021, the portfolio of financial derivative instruments held for hedge accounting and trading purposes is as follows:

	As of December 31, 2022
	Notional								Fair value
			Over	Over
			1 month	3 months	Between	Over
	On	Up to	less than	up to	1 and	3 up to	More than
	demand	1 month	3 months	1 year	3 years	5 years	5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting
Fair value hedge
Currency forwards	—	—	—	—	—	—	—	—	—	—
Currency swaps	—	—	—	—	—	—	—	—	—	—
Interest rate swaps	—	28,597	35,316	360,903	567,411	593,036	1,462,231	3,047,494	41,517	104,109
Subtotals	—	28,597	35,316	360,903	567,411	593,036	1,462,231	3,047,494	41,517	104,109
Cash flow hedge
Currency forwards	—	—	867,596	787,914	—	—	—	1,655,510	23,764	107,423
Currency swaps	—	—	—	58,643	—	—	48,557	107,200	8,865	421
Interest rate swaps	—	—	—	528,099	541,700	200,250	—	1,270,049	35,754	4,252
Subtotals	—	—	867,596	1,374,656	541,700	200,250	48,557	3,032,759	68,383	112,096
Hedge of net investment in a foreign operation
Currency forwards	—	135,908	124,929	32,927	—	—	—	293,764	28,648	2,528
Subtotals	—	135,908	124,929	32,927	—	—	—	293,764	28,648	2,528
Totals	—	164,505	1,027,841	1,768,486	1,109,111	793,286	1,510,788	6,374,017	138,548	218,733

	As of December 31, 2021
	Notional								Fair value
			Over	Over
			1 month	3 months	Between	Over
	On	Up to	less than	up to	1 and	3 up to	More than
	demand	1 month	3 months	1 year	3 years	5 years	5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting
Fair value hedge
Currency forwards	—	—	—	—	—	—	—	—	—	—
Currency swaps	—	—	—	87,910	—	—	—	87,910	21,415	—
Interest rate swaps	—	19,979	—	265,591	356,312	501,158	1,110,657	2,253,697	5,605	57,554
Subtotals	—	19,979	—	353,501	356,312	501,158	1,110,657	2,341,607	27,020	57,554
Cash flow hedge
Currency forwards	—	598,478	1,201,559	601,337	691,116	—	—	3,092,490	52,833	90,431
Currency swaps	—	—	—	—	20,931	—	—	20,931	—	151
Interest rate swaps	—	12,000	3,000	5,000	532,685	—	—	552,685	3,181	65
Subtotals	—	610,478	1,204,559	606,337	1,244,732	—	—	3,666,106	56,014	90,647
Hedge of net investment in a foreign operation
Currency forwards	—	59,541	95,463	46,146	—	—	—	201,150	89	20,044
Subtotal	—	59,541	95,463	46,146	—	—	—	201,150	89	20,044
Totals	—	689,998	1,300,022	1,005,984	1,601,044	501,158	1,110,657	6,208,863	83,123	168,245

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-68

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

b.2) Fair value hedges

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

The following table presents the hedged items and the hedging instrument at fair value as of December 31, 2022 and 2021, detailed by maturity:

	As of December 31, 2022
	Notional

	On	Up to	Over 1 month	Over 3 months	Over between	Over 3 up to	More than	Total
	demand		less than	up to	1 and
		1 month	3 months	1 year	3 years	5 years	5 years
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans and accounts receivable from customers
Commercial and mortgage loans	—	3,591	6,600	83,194	143,247	73,050	154,840	464,522
Mortgage loans (1)	—	—	—	—	—	—	—	—
Time deposits and other time liabilities
Time deposits	—	25,006	28,716	119,660	154,633	10,108	—	338,123
Financial instruments at FVTOCI
Treasury bonds	—	—	—	58,049	224,464	78,013	110,107	470,633
Interbank borrowings
Interbank loans	—	—	—	—	—	—	—	—
Debt instruments issued
Senior bonds	—	—	—	100,000	45,067	431,865	1,197,284	1,774,216
Totals	—	28,597	35,316	360,903	567,411	593,036	1,462,231	3,047,494
Hedging instruments
Currency swaps	—	—	—	—	—	—	—	—
Currency forwards	—	—	—	—	—	—	—	—
Interest rate swaps	—	28,597	35,316	360,903	567,411	593,036	1,462,231	3,047,494
Totals	—	28,597	35,316	360,903	567,411	593,036	1,462,231	3,047,494

	As of December 31, 2021
	Notional

	On	Up to	Over 1 month	Over 3 months	Over between	Over 3 up to	More than	Total
	demand		less than	up to	1 and
		1 month	3 months	1 year	3 years	5 years	5 years
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans and accounts receivable from customers
Mortgage loans (1)	—	—	—	189,282	69,215	4,271	227,218	489,986
Time deposits and other time liabilities
Time deposits	—	19,979	—	6,309	85,802	5,279	—	117,369
Financial instruments at FVTPL
Treasury bonds	—	—	—	—	77,295	104,211	99,348	280,854
Interbank borrowings
Interbank loans	—	—	—	87,910	—	—	—	87,910
Debt instruments issued
Senior bonds	—	—	—	70,000	124,000	387,397	784,091	1,365,488
Totals	—	19,979	—	353,501	356,312	501,158	1,110,657	2,341,607
Hedging instruments
Currency swaps	—	—	—	87,910	—	—	—	87,910
Interest rate swaps	—	19,979	—	265,591	356,312	501,158	1,110,657	2,253,697
Totals	—	19,979	—	353,501	356,312	501,158	1,110,657	2,341,607
(1)	Colombia: The information includes the effects on the hedge item generated by prepayments; therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-69

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

Below is an estimate of the periods in which flows are expected to be produced:

Forecasted cash flows by interest rate risk:

	As of December 31, 2022
	Notional
			Over 1 month	Over 3 months	Over between
	On	Up to	less than	up to	1 and	Over 3 up to	More than	Total
	demand	1 month	3 months	1 year	3 years	5 years	5 years
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows (1)	—	1,332	4,042	14,527	169,279	32,793	37,173	259,146
Outflows	—	(26,708)	(33,237)	(138,613)	(203,524)	(49,755)	(71,219)	(523,056)
Net Flows	—	(25,376)	(29,195)	(124,086)	(34,245)	(16,962)	(34,046)	(263,910)
Hedging instruments (2)
Outflows	—	(1,332)	(4,042)	(14,527)	(169,279)	(32,793)	(37,173)	(259,146)
Inflows	—	26,708	33,237	138,613	203,524	49,755	71,219	523,056
Net flows	—	25,376	29,195	124,086	34,245	16,962	34,046	263,910

	As of December 31, 2021
	Notional
			Over 1 month	Over 3 months	Over between
	On	Up to	less than	up to	1 and	Over 3 up to	More than	Total
	demand	1 month	3 months	1 year	3 years	5 years	5 years
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows (1)	—	1,169	1,019	9,989	21,226	17,109	3,581	54,093
Outflows	—	(21,015)	(3,249)	(108,969)	(117,941)	(32,119)	(35,254)	(318,547)
Net flows	—	(19,846)	(2,230)	(98,980)	(96,715)	(15,010)	(31,673)	(264,454)
Hedging instruments (2)
Outflows	—	(1,169)	(1,019)	(9,989)	(21,226)	(17,109)	(3,581)	(54,093)
Inflows	—	21,015	3,249	108,969	117,941	32,119	35,254	318,547
Net flows	—	19,846	2,230	98,980	96,715	15,010	31,673	264,454

(1)    Colombia: The information includes the effects on the hedge item generated by prepayments; therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

(2)   Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

b.3) Cash flow hedges:

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-70

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

●	It also sets the rate of funding sources at a floating rate, decreasing the risk that its funding costs increase.

The following table presents the notional values of the hedged item as of December 31, 2022 and 2021:

	As of December 31, 2022
	Notional

			Over 1 month	Over 3 months	Over between
	On	Up to	less than	up to	1 and	Over 3 up to	More than	Total
	demand	1 month	3 months	1 year	3 years	5 years	5 years
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts at amortized cost
Loans (inflation-indexed)	—	—	847,930	435,376	—	—	—	1,283,306
Commercial loans (interest rate)	—	—	—	—	447,200	90,000	—	537,200
Time deposits and other deposits
Time deposits	—	—	—	504,484	94,500	110,250	—	709,234
Debt instruments issued
Senior bonds	—	—	—	23,615	—	—	48,557	72,172
Interbank borrowings
Interbank loans	—	—	14,896	400,543	—	—	—	415,439
Forecast transaction
Payment in USD	—	—	4,770	10,638	—	—	—	15,408
Totals	—	—	867,596	1,374,656	541,700	200,250	48,557	3,032,759
Hedging instruments
Currency forwards	—	—	867,596	787,914	—	—	—	1,655,510
Currency swaps	—	—	—	58,643	—	—	48,557	107,200
Interest rate swaps	—	—	—	528,099	541,700	200,250	—	1,270,049
Totals	—	—	867,596	1,374,656	541,700	200,250	48,557	3,032,759

	As of December 31, 2021
	Notional

			Over 1 month	Over 3 months	Over between
	On	Up to	less than	up to	1 and	Over 3 up to	More than	Total
	demand	1 month	3 months	1 year	3 years	5 years	5 years
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts at amortized cost
Loans (inflation-indexed)	—	337,810	898,760	309,917	691,116	—	—	2,237,603
Commercial loans (interest rate)	—	12,000	3,000	5,000	—	—	—	20,000
Time deposits and other deposits
Time deposits	—	—	—	—	504,484	—	—	504,484
Debt instruments issued
Senior bonds	—	—	—	—	28,201	—	—	28,201
Interbank borrowings
Interbank loans	—	7,444	29,824	291,420	20,931	—	—	349,619
Forecast transaction
Payment in USD	—	253,224	272,975	—	—	—	—	526,199
Totals	—	610,478	1,204,559	606,337	1,244,732	—	—	3,666,106
Hedging instruments
Currency forwards	—	598,478	1,201,559	601,337	691,116	—	—	3,092,490
Currency swaps	—	—	—	—	20,931	—	—	20,931
Interest rate swaps	—	12,000	3,000	5,000	532,685	—	—	552,685
Totals	—	610,478	1,204,559	606,337	1,244,732	—	—	3,666,106

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-71

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

Below is an estimate of the periods in which flows are expected to occur.

	As of December 31, 2022
	Notional
			Over 1 month	Over 3 months	Over between
	On	Up to	less than	up to	1 and	Over 3 up to	More than	Total
	demand	1 month	3 months	1 year	3 years	5 years	5 years
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	—	1,881	46,623	70,074	63,596	12,534	—	194,708
Outflows	—	—	(19,666)	(485,097)	(25,635)	(6,722)	(48,557)	(585,677)
Net Flows	—	1,881	26,957	(415,023)	37,961	5,812	(48,557)	(390,969)
Hedging instruments (1)
Outflows	—	(1,881)	(46,623)	(70,074)	(63,596)	(12,534)	—	(194,708)
Inflows	—	—	19,666	485,097	25,635	6,722	48,557	585,677
Net flows	—	(1,881)	(26,957)	415,023	(37,961)	(5,812)	48,557	390,969

	As of December 31, 2021
	Notional
			Over 1 month	Over 3 months	Over between
	On	Up to	less than	up to	1 and	Over 3 up to	More than	Total
	demand	1 month	3 months	1 year	3 years	5 years	5 years
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	—	7,593	25,692	15,635	43,418	—	—	92,338
Outflows	—	(8,685)	(32,917)	(291,420)	(92,726)	—	—	(425,748)
Net Flows	—	(1,092)	(7,225)	(275,785)	(49,308)	—	—	(333,410)
Hedging instruments (1)
Outflows	—	(7,593)	(25,692)	(15,635)	(43,418)	—	—	(92,338)
Inflows	—	8,685	32,917	291,420	92,726	—	—	425,748
Net flows	—	1,092	7,225	275,785	49,308	—	—	333,410
(1)	Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-72

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

The effective portion generated by cash flow derivatives is recorded in the Statement of Changes in Equity as of December 31, 2022 and 2021. The ineffective portion is recognized immediately in the Consolidated Statement of Income (Loss). This ineffectiveness is generated because both the hedged item and the hedged object do not mirror each other, which means that changes in value attributable to rate and reset components are not fully offset, but remain within the effectiveness range defined by the standard.

	As of December 31,
	2022		2021
	Effective	Ineffective	Effective	Ineffective
	portion	portion	portion	portion
	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Loans (inflation-indexed)	2,676	—	(19,337)	—
Commercial loans (interest rate)	(925)	(2)	(67)	119
Time deposits and other time liabilities
Time deposits	15,455	—	2,953	7
Debt instruments issued
Senior bonds	(852)	—	(197)	—
Interbank borrowings
Interbank loans	(869)	—	19,636	(111)
Forecast transaction
Payment in USD	802	—	89,644	—
Totals	16,287	(2)	92,632	15

The income generated by cash flow hedge derivatives whose effect were recorded on Other Comprehensive Income (Loss), is as follow:

	For the year ended December 31,
	2022	2021
	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Loans (inflation-indexed)	(22,013)	18,810
Commercial loans (interest rate)	859	1,721
Time deposits and other time liabilities
Time deposits (1)	(13,772)	(1,683)
Debt instruments issued
Senior bonds	2,085	—
Interbank borrowings
Interbank loans	(2,329)	—
Forecast Transaction
Payment in USD	60,923	(88,762)
Totals	25,753	(69,914)

(1)    Includes the effects of the discontinuing cash flow hedge strategy on time deposits.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-73

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

b.4) Hedge of net investment in foreign operations:

Banco Itaú Chile, the parent company whose functional currency is the Chilean peso, has foreign business investments consisting of a branch in New York and subsidiaries in Colombia. As a result of the proper accounting treatment for these investments, fluctuations in the value of the investments as a result of changes in the Chilean peso-Colombian peso exchange rate alter the parent company’s equity. The objective of these hedges is to safeguard the value of equity by managing exchange rate risk affecting the investments.

Hedges of a net investment in a foreign operation, including hedges of monetary items that are accounted for as part of a net investment, are recorded to cash flow hedges, where:

●

The portion of the gain or loss from the hedge instrument that is determined to be an effective hedge is recognized in equity. As of December 31, 2022, this was a credit of MCh$25,747 (debit of MCh$63,339 net of deferred taxes as of December 31, 2021).

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-74

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

Each hedge is detailed in the table below:

Hedge of net investment

	As of December 31, 2022

	Notional
			Over 1 month	Over 3 months	Over between				Effective
	On demand	Up to	less than	up to	1 and	Over 3 up to	More than	Total	portion for the	Ineffective
		1 month	3 months	1 year	3 years	5 years	5 years		year	portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Net investment in Itaú Colombia	—	—	—	—	—	—	75,545	75,545	(2,694)	—
Net investment in New York Branch	—	109,110	109,422	—	—	—	—	218,532	(39,023)	—
Total	—	109,110	109,422	—	—	—	75,545	294,077	(41,717)	—
Hedging instrument
Currency Forwards	—	135,908	124,929	32,927	—	—	—	293,764	(40,500)	—
Total	—	135,908	124,929	32,927	—	—	—	293,764	(40,500)	—

	As of December 31, 2021

	Notional
			Over 1 month	Over 3 months	Over between				Effective
	On demand	Up to	less than	up to	1 and	Over 3 up to	More than	Total	portion for the	Ineffective
		1 month	3 months	1 year	3 years	5 years	5 years		year	portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Net investment in New York Branch	—	59,541	95,463	46,146	—	—	—	201,150	(38,014)	—
Total	—	59,541	95,463	46,146	—	—	—	201,150	(38,014)	—
Hedging instrument
Foreign currency forwards	—	59,541	95,463	46,146	—	—	—	201,150	(38,014)	—
Total	—	59,541	95,463	46,146	—	—	—	201,150	(38,014)	—

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-75

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 9 – Interbank Loans at amortized cost

As of December 31, 2022 and 2021, the balances presented under the item “Interbank loans, net” are as follow:

	As of December 31,
	2022	2021
	MCh$	MCh$
Local banks
Loans to local banks	—	—
Allowances for loans losses	—	—
Subtotals	—	—
Foreign banks
Interbank cash loans	—	80,907
Loans to foreign banks	46,441	—
Non-transferable deposits with foreign banks	—	—
Allowances for loans losses	(319)	(353)
Subtotals	46,122	80,554
Chilean Central Bank
Deposits with the Chilean Central Bank not available	—	—
Subtotals	—	—
Totals	46,122	80,554

Movements in provisions and impairment for local and foreign interbank loans during the year ended December 31, 2022 and 2021 are as follows:

	Foreign banks
	2022				2021
	Stage 1	Stage 2	Stage 2		Stage 1	Stage 2	Stage 2
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	(353)	—	—	(353)	(10)	—	—	(10)
Changes in the allowances	—	—	—
- Transfer to stage 1	—	—	—	—	—	—	—	—
- Transfer to stage 2	—	—	—	—	—	—	—	—
- Transfer to stage 3	—	—	—	—	—	—	—	—
- Increases due to change in credit risk	(313)	—	—	(313)	(695)	—	—	(695)
- Decreases due to change in credit risk	296	—	—	296	388	—	—	388
- Charge-offs	—	—	—	—	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—
New financial assets originated or purchased	—	—	—	—	—	—	—	—
Financial assets that have been derecognized	—	—	—	—	—	—	—	—
Changes in models/risk parameters	—	—	—	—	—	—	—	—
Foreign exchange and other movements	51	—	—	51	(36)	—	—	(36)
Ending balances as of December 31,	(319)	—	—	(319)	(353)	—	—	(353)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-76

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 10 – Loans and Accounts Receivable from Customers, continued

a)	Loans and accounts receivable from customers

As of December 31, 2022, the loan portfolio is detailed as follows:

		Allowances for loan losses
		Individual	Collective
As of December 31, 2022	Gross Assets	allowances	allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	12,798,454	(146,350)	(283,637)	(429,987)	12,368,467
Foreign trade loans	1,692,494	—	(33,827)	(33,827)	1,658,667
Checking account debtors	117,197	—	(10,789)	(10,789)	106,408
Factoring transactions	350,952	—	(8,138)	(8,138)	342,814
Student loans	554,513	—	(20,505)	(20,505)	534,008
Leasing transactions	943,411	—	(17,953)	(17,953)	925,458
Other commercial loans and receivables	—	—	—	—	—
Subtotals	16,457,021	(146,350)	(374,849)	(521,199)	15,935,822
Mortgage loans:
Loans with mortgage finance bonds	13,368	—	(262)	(262)	13,106
Endorsable mutual mortgage loans	75,536	—	(1,735)	(1,735)	73,801
Other mutual mortgage loans	6,620,099	—	(88,285)	(88,285)	6,531,814
Mortgage leasing transactions	274,536	—	(9,359)	(9,359)	265,177
Other mortgage loans and receivables	47,071	—	(1,203)	(1,203)	45,868
Subtotals	7,030,610	—	(100,844)	(100,844)	6,929,766
Consumer loans:
Installment consumer loans	2,176,507	—	(214,596)	(214,596)	1,961,911
Checking account debtors	143,491	—	(13,232)	(13,232)	130,259
Credit card balances	763,486	—	(42,826)	(42,826)	720,660
Consumer leasing transactions	669	—	(44)	(44)	625
Other consumer loans and receivables	36,001	—	(3,233)	(3,233)	32,768
Subtotals	3,120,154	—	(273,931)	(273,931)	2,846,223
Totals	26,607,785	(146,350)	(749,624)	(895,974)	25,711,811

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-77

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

Guarantees received by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2022 and 2021, the fair value of guarantees received corresponds to 145.12% and 141.04% of the assets guaranteed, respectively.

In the case of mortgage guarantees, as of December 31, 2022 and 2021, the fair value of the guarantees received corresponds to 103.82% and 98.09% of the  outstanding receivable balance on loans, respectively.

The Bank finances its customers’ purchases of assets, including real estate and other personal property, through financial lease agreements that are presented within this item. As of December 31, 2022, the Bank recorded MCh$778,216 in finance leases for property (MCh$880,531 as of December 31, 2021) and MCh$440,443 in financial leases for real estate assets (MCh$382,552 as of December 31, 2021).

As of December 31, 2022, the Bank pledged as collateral to the Central Bank of Chile (BCCh) loans from the commercial portfolio in order to access the new Conditional Funding Facility (FCIC). The program includes access to 4-year funds at the BCCh overnight rate in force on the date of each operation, with available funds size increasing as a function of additional loans pledged as collateral. The pledged loans have an outstanding principal balance of Ch$2,401,690 million (Ch$1,946,822 million as of December 31, 2021). Additional disclosures on FCIC are included in Notes 19 and 23, letter e).

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-78

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 10 – Loans and Accounts Receivable from Customers, continued

The following tables present the movements for the total loan portfolio disaggregated by individually and group assessed loans for the year ended December 31, 2022 and 2021:

	Individually assessed				Collectively assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Loan portfolio
Opening balances as of January 1, 2022	96,974	507,983	591,812	1,196,769	19,955,723	2,733,535	857,333	23,546,591	24,743,360
Changes in the allowances
- Transfer to stage 1	—	—	—	—	404,225	(388,610)	(15,615)	—	—
- Transfer to stage 2	(1,819)	1,819	—	—	(835,792)	865,671	(29,879)	—	—
- Transfer to stage 3	—	(5,851)	5,851	—	(151,827)	(199,790)	351,617	—	—
- Charge-offs	—	—	(24,983)	(24,983)	(33,187)	(46,996)	(238,376)	(318,559)	(343,542)
- Changes due to modifications that did not result in derecognition	—	(3,302)	660	(2,642)	(271,885)	(27,727)	(3,099)	(302,711)	(305,353)
New financial assets originated or purchased	55,102	104,838	65,754	225,694	9,469,441	636,437	212,580	10,318,458	10,544,152
Financial assets that have been derecognized due to collections	(64,764)	(109,898)	(174,173)	(348,835)	(6,425,979)	(641,774)	(164,721)	(7,232,474)	(7,581,309)
Net transfer (from) collectively to individually assessed	—	—	—	—	—	—	—	—	—
Foreign exchange and other movements	(28,398)	57,058	(29,667)	(1,007)	(421,452)	(30,639)	3,575	(448,516)	(449,523)
Ending balances as of December 31, 2022	57,095	552,647	435,254	1,044,996	21,689,267	2,900,107	973,415	25,562,789	26,607,785

	Individually assessed				Collectively assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Loan portfolio
Opening balances as of January 1, 2021	100,922	499,537	488,495	1,088,954	16,327,018	4,277,136	924,873	21,529,027	22,617,981
Changes in the allowances
- Transfer to stage 1	—	—	—	—	1,184,076	(1,171,376)	(12,700)	—	—
- Transfer to stage 2	(7,725)	8,551	(826)	—	(554,440)	599,608	(45,168)	—	—
- Transfer to stage 3	—	(129,888)	129,888	—	(73,679)	(137,518)	211,197	—	—
- Charge-offs	—	—	(538)	(538)	(18,776)	(44,191)	(229,150)	(292,117)	(292,655)
- Changes due to modifications that did not result in derecognition	—	(1,306)	3,503	2,197	(270,726)	(21,168)	(2,411)	(294,305)	(292,108)
New financial assets originated or purchased	63,208	216,737	184,719	464,664	10,860,705	869,602	222,520	11,952,827	12,417,491
Financial assets that have been derecognized due to collections	(18,057)	(174,661)	(193,388)	(386,106)	(7,562,147)	(1,608,876)	(239,784)	(9,410,807)	(9,796,913)
Net transfer (from) collectively to individually assessed	—	—	—	—	—	—	—	—	—
Foreign exchange and other movements	(41,374)	89,013	(20,041)	27,598	63,692	(29,682)	27,956	61,966	89,564
Ending balances as of December 31, 2021	96,974	507,983	591,812	1,196,769	19,955,723	2,733,535	857,333	23,546,591	24,743,360

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-79

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 10 – Loans and Accounts Receivable from Customers, continued

The following table presents the movements for the commercial loans portfolio disaggregated by individually and group assessed loans for the years ended December 31, 2022 and 2021:

	Individually assessed				Collectively assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals

Opening balances as of January 1, 2022	96,974	507,983	591,812	1,196,769	11,715,299	2,080,676	679,926	14,475,901	15,672,670
Changes in the allowances
- Transfer to stage 1	—	—	—	—	216,667	(206,748)	(9,919)	—	—
- Transfer to stage 2	(1,819)	1,819	—	—	(449,530)	464,539	(15,009)	—	—
- Transfer to stage 3	—	(5,851)	5,851	—	(87,462)	(110,493)	197,955	—	—
- Charge-offs	—	—	(24,983)	(24,983)	(7,870)	(14,142)	(143,492)	(165,504)	(190,487)
- Changes due to modifications that did not result in derecognition	—	(3,302)	660	(2,642)	(183,462)	(24,686)	(4,663)	(212,811)	(215,453)
New financial assets originated or purchased	55,102	104,838	65,754	225,694	6,922,591	390,724	143,618	7,456,933	7,682,627
Financial assets that have been derecognized due to collections	(64,764)	(109,898)	(174,173)	(348,835)	(5,331,140)	(507,356)	(136,324)	(5,974,820)	(6,323,655)
Net transfer (from) collectively to individually assessed	—	—	—	—	—	—	—	—	—
Foreign exchange and other movements	(28,398)	57,058	(29,667)	(1,007)	(181,407)	(1,531)	15,264	(167,674)	(168,681)
Ending balances as of December 31, 2022	57,095	552,647	435,254	1,044,996	12,613,686	2,070,983	727,356	15,412,025	16,457,021

	Individually assessed				Collectively assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals

Opening balances as of January 1, 2021	100,922	499,537	488,495	1,088,954	10,427,978	2,564,516	727,351	13,719,845	14,808,799
Changes in the allowances
- Transfer to stage 1	—	—	—	—	362,152	(358,832)	(3,320)	—	—
- Transfer to stage 2	(7,725)	8,551	(826)	—	(401,663)	425,316	(23,653)	—	—
- Transfer to stage 3	—	(129,888)	129,888	—	(50,688)	(71,184)	121,872	—	—
- Charge-offs	—	—	(538)	(538)	(4,209)	(11,082)	(132,224)	(147,515)	(148,053)
- Changes due to modifications that did not result in derecognition	—	(1,306)	3,503	2,197	(176,687)	(10,277)	(3,282)	(190,246)	(188,049)
New financial assets originated or purchased	63,208	216,737	184,719	464,664	7,101,166	665,143	154,723	7,921,032	8,385,696
Financial assets that have been derecognized due to collections	(18,057)	(174,661)	(193,388)	(386,106)	(5,643,512)	(1,088,960)	(184,829)	(6,917,301)	(7,303,407)
Net transfer (from) collectively to individually assessed	—	—	—	—	—	—	—	—	—
Foreign exchange and other movements	(41,374)	89,013	(20,041)	27,598	100,762	(33,964)	23,288	90,086	117,684
Ending balances as of December 31, 2021	96,974	507,983	591,812	1,196,769	11,715,299	2,080,676	679,926	14,475,901	15,672,670

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-80

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 10 – Loans and Accounts Receivable from Customers, continued

The following tables presents the movements of the mortgage loans portfolio for the years ended December 31, 2022 and 2021.

	Collectively assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2022	5,815,884	314,060	115,027	6,244,971
Changes in the allowances
- Transfer to stage 1	73,851	(71,983)	(1,868)	—
- Transfer to stage 2	(226,002)	237,397	(11,395)	—
- Transfer to stage 3	(23,085)	(59,052)	82,137	—
- Charge-offs	(118)	(233)	(12,022)	(12,373)
- Changes due to modifications that did not result in derecognition	(31,722)	(1,306)	43	(32,985)
New financial assets originated or purchased	1,189,931	40,387	5,644	1,235,962
Financial assets that have been derecognized due to collections	(246,095)	(18,252)	(16,961)	(281,308)
Foreign exchange and other movements	(104,540)	(10,455)	(8,662)	(123,657)
Ending balances as of December 31, 2022	6,448,104	430,563	151,943	7,030,610

	Collectively assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2021	4,166,515	1,025,921	124,317	5,316,753
Changes in the allowances
- Transfer to stage 1	527,946	(525,493)	(2,453)	—
- Transfer to stage 2	(47,731)	62,549	(14,818)	—
- Transfer to stage 3	(4,862)	(26,414)	31,276	—
- Charge-offs	—	(84)	(11,318)	(11,402)
- Changes due to modifications that did not result in derecognition	(43,602)	(2,804)	68	(46,338)
New financial assets originated or purchased	2,342,992	83,827	27,064	2,453,883
Financial assets that have been derecognized due to collections	(1,081,369)	(305,420)	(44,399)	(1,431,188)
Foreign exchange and other movements	(44,005)	1,978	5,290	(36,737)
Ending balances as of December 31, 2021	5,815,884	314,060	115,027	6,244,971

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-81

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 10 – Loans and Accounts Receivable from Customers, continued

The following tables presents the movements of the consumer loans portfolio for the years ended December 31, 2022 and 2021:

	Collectively assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals
				—
Opening balances as of January 1, 2022	2,424,540	338,799	62,380	2,825,719
Changes in the allowances
- Transfer to stage 1	113,707	(109,879)	(3,828)	—
- Transfer to stage 2	(160,260)	163,735	(3,475)	—
- Transfer to stage 3	(41,280)	(30,245)	71,525	—
- Charge-offs	(25,199)	(32,621)	(82,862)	(140,682)
- Changes due to modifications that did not result in derecognition	(56,701)	(1,735)	1,521	(56,915)
New financial assets originated or purchased	1,356,919	205,326	63,318	1,625,563
Financial assets that have been derecognized due to collections	(848,744)	(116,166)	(11,436)	(976,346)
Foreign exchange and other movements	(135,505)	(18,653)	(3,027)	(157,185)
Ending balances as of December 31, 2022	2,627,477	398,561	94,116	3,120,154

	Collectively assessed
	Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Totals

Opening balances as of January 1, 2021	1,732,525	686,699	73,205	2,492,429
Changes in the allowances
- Transfer to stage 1	293,979	(287,052)	(6,927)	—
- Transfer to stage 2	(105,046)	111,742	(6,696)	—
- Transfer to stage 3	(18,129)	(39,920)	58,049	—
- Charge-offs	(14,567)	(33,025)	(85,608)	(133,200)
- Changes due to modifications that did not result in derecognition	(50,437)	(8,087)	803	(57,721)
New financial assets originated or purchased	1,416,547	120,632	40,733	1,577,912
Financial assets that have been derecognized due to collections	(837,266)	(214,496)	(10,556)	(1,062,318)
Foreign exchange and other movements	6,934	2,306	(623)	8,617
Ending balances as of December 31, 2021	2,424,540	338,799	62,380	2,825,719

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-82

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 10 – Loans and Accounts Receivable from Customers, continued

b)	Portfolio characteristics

The following table details the Bank’s loan portfolio (before allowances) as of December 31, 2022 and 2021, by the customer’s industry sector:

	As of December 31, 2022
	Local loans	Foreign loans	Totals	Distribution percentage
	MCh$	MCh$	MCh$	%
Commercial loans
Manufacturing	1,234,919	677,644	1,912,563	7.19%
Mining	341,384	12,613	353,997	1.33%
Electricity, gas and water	370,734	452,038	822,772	3.09%
Agriculture and livestock	321,280	152,087	473,367	1.78%
Forestry and wood extraction	93,978	27,765	121,743	0.46%
Fishing	42,257	15,456	57,713	0.22%
Transport	879,395	190,567	1,069,962	4.02%
Communications	90,120	25,628	115,748	0.44%
Construction	1,629,184	622,025	2,251,209	8.46%
Commerce	2,125,864	437,662	2,563,526	9.63%
Services	5,358,546	721,444	6,079,990	22.85%
Others	552,384	82,047	634,431	2.38%
Subtotals	13,040,045	3,416,976	16,457,021	61.85%
Mortgage loans	6,383,650	646,960	7,030,610	26.42%
Consumer loans	2,342,623	777,531	3,120,154	11.73%
Totals	21,766,318	4,841,467	26,607,785	100.00%

	As of December 31, 2021
	Local loans	Foreign loans	Totals	Distribution percentage
	MCh$	MCh$	MCh$	%
Commercial loans
Manufacturing	1,121,216	216,970	1,338,186	5.41%
Mining	294,799	138,940	433,739	1.75%
Electricity, gas and water	648,752	282,140	930,892	3.76%
Agriculture and livestock	370,805	171,659	542,464	2.19%
Forestry and wood extraction	42,017	22,187	64,204	0.26%
Fishing	12,967	6,759	19,726	0.08%
Transport	736,947	134,283	871,230	3.52%
Communications	47,459	2,199	49,658	0.20%
Construction	1,654,661	271,647	1,926,308	7.79%
Commerce	1,727,096	578,318	2,305,414	9.32%
Services	3,424,967	740,734	4,165,701	16.84%
Others	1,776,499	1,248,649	3,025,148	12.23%
Subtotals	11,858,185	3,814,485	15,672,670	63.35%
Mortgage loans	5,516,510	728,461	6,244,971	25.24%
Consumer loans	1,857,298	968,421	2,825,719	11.41%
Totals	19,231,993	5,511,367	24,743,360	100.00%

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-83

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 10 – Loans and Accounts Receivable from Customers, continued

c)	Allowances for loans losses

Movements in allowances for loan losses during the years ended December 31, 2022 and 2021, are as follows:

	Individually assessed				Collectively assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2022	(1,473)	(41,439)	(213,179)	(256,091)	(157,514)	(263,466)	(270,741)	(691,721)	(947,812)
Changes in the allowances
- Transfer to stage 1	—	—	—	—	(42,333)	37,546	4,787	—	—
- Transfer to stage 2	42	(42)	—	—	13,819	(22,291)	8,472	—	—
- Transfer to stage 3	—	2,186	(2,186)	—	5,437	38,399	(43,836)	—	—
- Increases due to change in credit risk	—	(5,371)	(5,254)	(10,625)	(30,680)	(94,015)	(121,323)	(246,018)	(256,643)
- Decreases due to change in credit risk	—	3,515	10,267	13,782	55,723	53,623	14,735	124,081	137,863
- Charge-offs	—	—	20,031	20,031	2,155	12,899	161,071	176,125	196,156
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	810	810	810
New financial assets originated or purchased	630	(2,229)	(10,507)	(12,106)	(86,195)	(68,560)	(102,873)	(257,628)	(269,734)
Financial assets that have been derecognized	871	3,227	49,681	53,779	34,463	31,720	58,520	124,703	178,482
Net transfer (from) to collectively and individually assessed	—	—	—	—	—	—	—	—	—
Foreign exchange and other movements	(70)	15,730	29,220	44,880	11,591	337	8,096	20,024	64,904
Ending balances as of December 31, 2022	—	(24,423)	(121,927)	(146,350)	(193,534)	(273,808)	(282,282)	(749,624)	(895,974)

	Individually assessed				Collectively assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2021	(46)	(66,280)	(255,118)	(321,444)	(165,461)	(280,410)	(274,558)	(720,429)	(1,041,873)
Changes in the allowances
- Transfer to stage 1	—	—	—	—	(59,643)	54,981	4,662	—	—
- Transfer to stage 2	434	(896)	462	—	14,455	(25,098)	10,643	—	—
- Transfer to stage 3	—	38,161	(38,161)	—	3,441	27,535	(30,976)	—	—
- Increases due to change in credit risk	(551)	(13,174)	(30,885)	(44,610)	(18,682)	(67,529)	(103,802)	(190,013)	(234,623)
- Decreases due to change in credit risk	—	1,033	252	1,285	89,207	27,141	8,353	124,701	125,986
- Charge-offs	—	—	538	538	2,050	12,455	138,659	153,164	153,702
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	26,842	26,842	26,842
New financial assets originated or purchased	(923)	(9,685)	(56,866)	(67,474)	(76,803)	(86,958)	(96,889)	(260,650)	(328,124)
Financial assets that have been derecognized due to collections	54	16,584	135,218	151,856	55,342	80,384	70,292	206,018	357,874
Net transfer (from) to collectively and individually assessed	—	—	—	—	—	—	—	—	—
Foreign exchange and other movements	(441)	(7,182)	31,381	23,758	(1,420)	(5,967)	(23,967)	(31,354)	(7,596)
Ending balances as of December 31, 2021	(1,473)	(41,439)	(213,179)	(256,091)	(157,514)	(263,466)	(270,741)	(691,721)	(947,812)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-84

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 10 – Loans and Accounts Receivable from Customers, continued

The following analysis details the movement on allowances by type of portfolio (commercial, mortgage and consumer) is as follow:

	Individually assessed				Collective assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
Commercial	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2022	(1,473)	(41,439)	(213,179)	(256,091)	(75,229)	(141,308)	(208,401)	(424,938)	(681,029)
Changes in the allowances									-
- Transfer to stage 1	—	—	—	—	(17,319)	15,103	2,216	—	—
- Transfer to stage 2	42	(42)	—	—	4,510	(8,905)	4,395	—	—
- Transfer to stage 3	—	2,186	(2,186)	—	2,634	17,474	(20,108)	—	—
- Increases due to change in credit risk	—	(5,371)	(5,254)	(10,625)	(7,105)	(23,979)	(56,971)	(88,055)	(98,680)
- Decreases due to change in credit risk	—	3,515	10,267	13,782	18,490	42,322	12,361	73,173	86,955
- Charge-offs	—	—	20,031	20,031	280	1,538	80,260	82,078	102,109
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	—	—	—
New financial assets originated or purchased	630	(2,229)	(10,507)	(12,106)	(35,392)	(14,486)	(59,678)	(109,556)	(121,662)
Financial assets that have been derecognized	871	3,227	49,681	53,779	19,317	15,591	52,857	87,765	141,544
Net transfer (from) to collective and individually assessed	—	—	—	—	—	—	—	—	—
Foreign exchange and other movements	(70)	15,730	29,220	44,880	5,220	(5,884)	5,348	4,684	49,564
Ending balances as of December 31, 2022	—	(24,423)	(121,927)	(146,350)	(84,594)	(102,534)	(187,721)	(374,849)	(521,199)

	Individually assessed				Collectively assessed
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	12-Month	Lifetime	Lifetime		12-Month	Lifetime	Lifetime
Commercial	ECL	ECL	ECL	Subtotals	ECL	ECL	ECL	Subtotals	Totals
Opening balances as of January 1, 2021	(46)	(66,280)	(255,118)	(321,444)	(88,080)	(126,543)	(211,550)	(426,173)	(747,617)
Changes in the allowances
- Transfer to stage 1	—	—	—	—	(15,914)	15,319	595	—	—
- Transfer to stage 2	434	(896)	462	—	6,528	(11,787)	5,259	—	—
- Transfer to stage 3	—	38,161	(38,161)	—	1,659	10,759	(12,418)	—	—
- Increases due to change in credit risk	(551)	(13,174)	(30,885)	(44,610)	(11,167)	(33,454)	(57,445)	(102,066)	(146,676)
- Decreases due to change in credit risk	—	1,033	252	1,285	30,711	13,275	7,697	51,683	52,968
- Charge-offs	—	—	538	538	75	1,178	59,745	60,998	61,536
- Changes due to modifications that did not result in derecognition	—	—	—	—	—	—	25,936	25,936	25,936
New financial assets originated or purchased	(923)	(9,685)	(56,866)	(67,474)	(33,106)	(46,729)	(63,690)	(143,525)	(210,999)
Financial assets that have been derecognized due to collections	54	16,584	135,218	151,856	34,738	41,738	62,090	138,566	290,422
Net transfer (from) to collectively and individually assessed	—	—	—	—	—	—	—	—	—
Foreign exchange and other movements	(441)	(7,182)	31,381	23,758	(673)	(5,064)	(24,620)	(30,357)	(6,599)
Ending balances as of December 31, 2021	(1,473)	(41,439)	(213,179)	(256,091)	(75,229)	(141,308)	(208,401)	(424,938)	(681,029)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-85

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 10 – Loans and Accounts Receivable from Customers, continued

	Collectively assessed
	Stage 1	Stage 2	Stage 3
Mortgage	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2022	(14,156)	(44,636)	(18,506)	(77,298)	(77,298)
Changes in the allowances
- Transfer to stage 1	(5,326)	4,962	364	—	—
- Transfer to stage 2	2,007	(4,056)	2,049	—	—
- Transfer to stage 3	303	10,001	(10,304)	—	—
- Increases due to change in credit risk	(6,863)	(29,260)	(7,151)	(43,274)	(43,274)
- Decreases due to change in credit risk	7,986	3,079	1,871	12,936	12,936
- Charge-offs	1	48	3,707	3,756	3,756
- Changes due to modifications that did not result in derecognition	—	—	617	617	617
New financial assets originated or purchased	(2,256)	(1,297)	(1,143)	(4,696)	(4,696)
Financial assets that have been derecognized	803	1,944	2,258	5,005	5,005
Foreign exchange and other movements	453	1,286	371	2,110	2,110
Ending balances as of December 31, 2022	(17,048)	(57,929)	(25,867)	(100,844)	(100,844)

	Collectively assessed
	Stage 1	Stage 2	Stage 3
Mortgage	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2021	(10,732)	(48,514)	(14,219)	(73,465)	(73,465)
Changes in the allowances
- Transfer to stage 1	(12,872)	12,465	407	—	—
- Transfer to stage 2	584	(2,273)	1,689	—	—
- Transfer to stage 3	50	3,488	(3,538)	—	—
- Increases due to change in credit risk	(2,301)	(13,318)	(7,570)	(23,189)	(23,189)
- Decreases due to change in credit risk	13,384	1,923	280	15,587	15,587
- Charge-offs	—	17	3,977	3,994	3,994
- Changes due to modifications that did not result in derecognition	—	—	84	84	84
New financial assets originated or purchased	(4,314)	(11,890)	(4,724)	(20,928)	(20,928)
Financial assets that have been derecognized due to collections	2,505	13,904	4,299	20,708	20,708
Foreign exchange and other movements	(460)	(438)	809	(89)	(89)
Ending balances as of December 31, 2021	(14,156)	(44,636)	(18,506)	(77,298)	(77,298)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-86

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 10 – Loans and Accounts Receivable from Customers, continued

	Collectively assessed
	Stage 1	Stage 2	Stage 3
Consumer	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2022	(68,129)	(77,522)	(43,834)	(189,485)	(189,485)
Changes in the allowances
- Transfer to stage 1	(19,688)	17,481	2,207	—	—
- Transfer to stage 2	7,302	(9,331)	2,029	—	—
- Transfer to stage 3	2,500	10,924	(13,424)	—	—
- Increases due to change in credit risk	(16,712)	(40,776)	(57,201)	(114,689)	(114,689)
- Decreases due to change in credit risk	29,247	8,222	503	37,972	37,972
- Charge-offs	1,874	11,313	77,104	90,291	90,291
- Changes due to modifications that did not result in derecognition	—	—	193	193	193
New financial assets originated or purchased	(48,547)	(52,776)	(42,052)	(143,375)	(143,375)
Financial assets that have been derecognized	14,343	14,185	3,405	31,933	31,933
Foreign exchange and other movements	5,918	4,935	2,376	13,229	13,229
Ending balances as of December 31, 2022	(91,892)	(113,345)	(68,694)	(273,931)	(273,931)

	Collectively assessed
	Stage 1	Stage 2	Stage 3
Consumer	12-Month ECL	Lifetime ECL	Lifetime ECL	Subtotals	Totals
Opening balances as of January 1, 2021	(66,649)	(105,353)	(48,789)	(220,791)	(220,791)
Changes in the allowances
- Transfer to stage 1	(30,857)	27,197	3,660	—	—
- Transfer to stage 2	7,343	(11,038)	3,695	—	—
- Transfer to stage 3	1,732	13,288	(15,020)	—	—
- Increases due to change in credit risk	(5,214)	(20,757)	(38,787)	(64,758)	(64,758)
- Decreases due to change in credit risk	45,112	11,943	376	57,431	57,431
- Charge-offs	1,975	11,260	74,937	88,172	88,172
- Changes due to modifications that did not result in derecognition	—	—	822	822	822
New financial assets originated or purchased	(39,383)	(28,339)	(28,475)	(96,197)	(96,197)
Financial assets that have been derecognized due to collections	18,099	24,742	3,903	46,744	46,744
Foreign exchange and other movements	(287)	(465)	(156)	(908)	(908)
Ending balances as of December 31, 2021	(68,129)	(77,522)	(43,834)	(189,485)	(189,485)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-87

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 10 – Loans and Accounts Receivable from Customers, continued

d)	Portfolio sales

The following tables presents portfolio sales from our current and written off portfolio detailed in section d.1) and part of the loan portfolio of its Government guaranteed students  (Law No. 20,027) detailed in section d.2).

For the year ended on December 31, 2022 and 2021, the total of the portfolio sales generated gains of MCh$4,734 and MCh$12,132, respectively. These results are included in line item “Net income from financial operations” in the Consolidated Income Statement for that year (see Note 27).

d.1) Current and charged-off portfolios sales

As of December 31, 2022 and 2021, the Bank and its subsidiaries derecognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities set in Note 1, letter l), point iv) of the annual Consolidated Financial Statements. The main sales were loans related to Law 20,027, wich are detailed in point d.2.

	For the year ended December 31, 2022						For the year ended December 31, 2021
				Adjustment	Exchange	Net effect on				Adjustment	Exchange	Net effect on
Portfolio	Loan Value	Allowances	Sale price	to EIR	I	income	Loan Value	Allowances	Sale price	to EIR	I	income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current	—	—	—	—	—	—	170,987	130,584	44,548	—	183	4,328
Charged-off	—	—	—	—	—	—	—	—	3,429	—	(165)	3,264
Totals	—	—	—	—	—	—	170,987	130,584	47,977	—	18	7,592

d.2) CAE portfolio sale

For the year ended on December 31, 2022, gains recognized from sales of the portfolio amount to MCh$4,734  (MCh$4,540 for the year ended December 31, 2021). These amounts are presented in the Consolidated Statement of Income (Loss) under the line item “Net income from financial operations”. The portion to be deferred amounts to MCh$1,073 as of December 31, 2022 (MCh$4,769 as of December 31, 2021) and is recognized as interest income throughout the term of each loan by applying the effective interest rate method, according to IFRS 9.

	For the year ended December 31, 2022					For the year ended December 31, 2021
				Adjustment	Net effect on				Adjustment	Net effect on
Portfolio	Loan Value	Allowances	Sale price	to EIR	income	Loan Value	Allowances	Sale price	to EIR	income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
CAE	29,054	(380)	34,481	1,073	4,734	51,716	(997)	60,028	4,769	4,540

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-88

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 11 – Investment instruments

a)	Investment instruments at fair value through other comprehensive income and at amortized cost

As of December 31, 2022 and 2021, the detail of financial instruments measured at FVTOCI and at amortized cost is as follows:

	As of December 31, 2022			As of December 31, 2021
	At FVTOCI	At amortized cost	Totals	At FVTOCI	At amortized cost	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments	3,725,425	1,013,943	4,739,368	3,650,044	187,455	3,837,499
Equity instruments	9,865	—	9,865	10,406	—	10,406
Totals	3,735,290	1,013,943	4,749,233	3,660,450	187,455	3,847,905

b)	Debt instruments at fair value through other comprehensive income and at amortized cost

As of December 31, 2022 and 2021, the detail of financial instruments measured at FVTOCI and at amortized cost is as follows:

	As of December 31, 2022			As of December 31, 2021
	At FVTOCI	At amortized cost (1)	Totals	At FVTOCI	At amortized cost (1)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	2,227,029	—	2,227,029	1,918,659	—	1,918,659
Chilean Treasury bonds	618,208	854,361	1,472,569	1,060,379	—	1,060,379
Other I securities	126,669	—	126,669	123,991	—	123,991
Other local institutions financial instruments
Time deposits in local banks	114,567	—	114,567	—	—	—
Mortgage finance bonds	—	—	—	—	—	—
Chilean financial institutions bonds	—	—	—	119,302	—	119,302
Other local financial investments	90,790	—	90,790	15,840	—	15,840
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	311,319	—	311,319	45,386	—	45,386
Other foreign financial instruments	236,843	159,582	396,425	366,487	187,455	553,942
Investments not quoted in active markets			—			—
Corporate bonds	—	—	—	—	—	—
Equity instruments
Other financial instruments	9,865	—	9,865	10,406	—	10,406
Totals	3,735,290	1,013,943	4,749,233	3,660,450	187,455	3,847,905
(1)

Financial assets at amortized cost are presented net of allowances for credit loss further disclosures are presented under section “c) Impairment of debt instruments at fair value through other comprehensive income and at amortized cost”

As of December 31, 2022, this total includes Ch$1,766,265 million (Ch$1,217,042 million as of December 31, 2021), included in Note 5 “Cash and cash equivalents,” which corresponds to those financial instruments with maturities that do not exceed three months from their dates of acquisition.

As of December 31, 2022, the portfolio at FVTOCI includes an unrealized loss of Ch$46,883 million (Ch$ $120,380 million as of December 31, 2021), presented in equity as valuation accounts, distributed among a loss of Ch$13,941 million (Ch$ 128,644 million as of December 31, 2021) attributable to equity holders and a gain of MCh$32,942 attributable to non-controlling interest(Ch$9,504 million as of December 31, 2021).

As of December 31, 2022, the portfolio of financial instruments at FVTOCI includes financial instruments for an amount of Ch$200,096, million (Ch$511,007  million as of December 31, 2021) pledged as collateral to the Central Bank of Chile (BCCh) in order to access the new Conditional Funding Facility (FCIC). This program was implemented by the BCCh as a measure to support liquidity and credit access as a response to the financial needs generated by the Covid-19 pandemic. Further disclosures on FCIC are included in Note 19 and Note 23.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-89

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 11 – Investment instruments, continued

c)	Impairment of debt instruments at fair value through other comprehensive income and at amortized cost

As of December 31, 2022 and 2021 the portfolios of debt securities classified as investment instruments at fair value through other comprehensive income includes impairment movements as summarized below:

	Financial instruments at FVTOCI
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2022	(651)	—	—	(651)
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	(125)	—	—	(125)
- Decreases due to change in credit risk	263	—	—	263
- Charge-Offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	3	—	—	3
New financial assets originated or purchased	(260)	—	—	(260)
Financial assets that have been derecognized	460	—	—	460
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	7	—	—	7
Ending balances as of December 31, 2022	(303)	—	—	(303)

	Financial instruments at FVTOCI
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2021	(911)	—	—	(911)
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	(847)	—	—	(847)
- Decreases due to change in credit risk	487	—	—	487
- Charge-Offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	(93)	—	—	(93)
Financial assets that have been derecognized	715	—	—	715
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	(2)	—	—	(2)
Ending balances as of December 31, 2021	(651)	—	—	(651)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-90

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 11 – Investment instruments, continued

As of December 31, 2022 and 2021 the portfolios of investment instruments at amortized cost includes impairment movements as summarized below:

	Financial instruments at Amortized cost
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2022	(127)	—	—	(127)
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	(1)	—	—	(1)
- Decreases due to change in credit risk	127	—	—	127
- Charge-offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	(35)	—	—	(35)
Financial assets that have been derecognized	—	—	—	—
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	2	—	—	2
Ending balances as of December 31, 2022	(34)	—	—	(34)

Financial instruments at Amortized cost
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2021	(101)	—	—	(101)
Changes in the allowances
- Transfer to stage 1	—	—	—	—
- Transfer to stage 2	—	—	—	—
- Transfer to stage 3	—	—	—	—
- Increases due to change in credit risk	(121)	—	—	(121)
- Decreases due to change in credit risk	95	—	—	95
- Charge-offs	—	—	—	—
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased		—	—	—
Financial assets that have been derecognized		—	—	—
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	—	—	—	—
Ending balances as of December 31, 2021	(127)	—	—	(127)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-91

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 11 – Investment instruments, continued

d)	Unrealized gains and losses of the portfolio at FVTOCI

Unrealized gains and losses of the FVTOCI portfolio as of December 31, 2022 and 2021 are detailed as follows:

	As of December 31, 2022				As of December 31, 2021
	Acquisition	Unrealized		Fair	Acquisition	Unrealized		Fair
	cost	Gain	Losses	value	cost	Gain	Losses	value

Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	2,226,666	635	(272)	2,227,029	1,918,411	533	(285)	1,918,659
Chilean Treasury bonds	625,317	46	(7,155)	618,208	1,181,443	737	(121,801)	1,060,379
Other government securities	141,221	—	(14,552)	126,669	125,372	812	(2,193)	123,991
Other local institutions financial instruments
Time deposits in local banks	115,391	148	(972)	114,567	—	—	—	—
Mortgage finance bonds	—	—	—	—	—	—	—	—
Chilean financial institutions bonds	—	—	—	—	121,983	49	(2,730)	119,302
Other local financial investments	94,583	—	(3,793)	90,790	15,992	80	(232)	15,840
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	323,937	16,085	(28,703)	311,319	30,336	15,332	(282)	45,386
Other foreign financial instruments	246,784	—	(9,941)	236,843	380,306	626	(14,445)	366,487
Investments not quoted in active markets
Corporate bonds	—	—	—	—	—	—	—	—
Equity instruments
Unlisted securities	8,274	1,591	—	9,865	6,987	3,419	—	10,406
Totals	3,782,173	18,505	(65,388)	3,735,290	3,780,830	21,588	(141,968)	3,660,450

e)	Equity instruments at fair value through other comprehensive income

As of December 31, 2022 and 2021 the portfolio of equity investment instruments at fair value through comprehensive income are detail as follows:

	2022	2021
Unlisted securities	MCh$	MCh$
Domestic entities
Stock Exchanges	4,197	3,703

Foreign entities
A.C.H Colombia	1,568	1,158
Redeban Multicolor S.A.	641	768
Cámara de Compensación Divisas de Colombia S.A. (1)	—	—
Cámara de Riesgo Central de Contraparte S.A	308	867
Bolsa de Valores de Colombia	569	900
Credibanco	2,568	2,994
Patrimonio Autónomo Fiducredicorp (Comisionista)	14	16
Totals	9,865	10,406

(1)     In August 2020, the Cámara de Compensación Divisas de Colombia S.A. participation was sold, corresponding to 2.43% of the total equity. (See note 24 on effects on equity)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-92

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 11 – Investment instruments, continued

Amounts recognized in profit and loss and other comprehensive income

For the years ended December 31, 2022 and 2021, the following gains and losses were recognized in profit or loss and other comprehensive income:

	2022	2021
	MCh$	MCh$
Dividends from equity investments held at FVTOCI recognized in profit or loss	1,795	1,870
Related to investments derecognized during the period	(24,918)	(32,954)
Related to investments held at the end of the reporting period	—	—
Totals	(23,123)	(31,084)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-93

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 12 – Investments in Associates

a)	As of December 31, 2022 and 2021, investments in associates are as follows:

		Investment			Investment
	Entity's share	Investment amount	Income	Entity's share	Investment amount	Income
	as of December 31,	as of December 31,	as of December 31,	as of December 31,	as of December 31,	as of December 31,
Entity	2022	2022	2022	2021	2021	2021
	%	MM$	MM$	%	MM$	MM$
Nexus S.A. (3)	—%	—	—	14.8148%	—	468
Transbank S.A.(1)	8.7188%	9,672	2,270	8.7188%	7,399	(1,085)
Combanc S.A.(2)	9.8100%	745	80	9.8100%	670	260
IMERC OTC S.A.(2)	8.6624%	1,167	79	8.6624%	1,083	70
Totals		11,584	2,429		9,152	(287)
(1)

On November 30, 2021, a purchase sale agreement was executed over the total participation held over Operadora de Tarjeta de Crédito Nexus SA (“Nexus”), together with the rest of current shareholder of Nexus, in order to sell to Minsait 100% of the equity held. As of December 31, 2022, the transaction was completed and Banco Itaú Chile ceased to be a shareholder of Nexus (See Note 3).

(2)

As of the second quarter of 2021, the Bank gained significant influence over Combanc S.A. and Imerc OTC S.A. Management concluded that, because of fact that the Bank can elect one of the members of the Board of Directors in each of these entities, in addition to other factors, such as significant transactions between the Bank and these entities, exchange of essential technical information with its investees and other factors, the Bank has significant influece in the financial and operating decision-making of these investees, but does not control them. With this transaction, the Bank’s total interest increased to 9.81%.

b)	Summarized financial information of associates as of December 31, 2022 and 2021:

	As of December 31,				As of December 31,
	2022				2021
	Assets	Liabilities	Equity	Income	Assets	Liabilities	Equity	Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Nexus S.A	—	—	—	—	21,145	9,673	8,310	3,162
Transbank S.A	1,498,207	1,387,278	84,898	26,031	1,317,587	1,232,689	97,337	(12,439)
Combanc S.A.	8,358	1,004	6,424	930	7,569	931	6,246	392
IMERC OTC S.A.	35,564	22,342	12,350	872	35,641	23,023	12,247	371
Totals	1,542,129	1,410,624	103,672	27,833	1,381,942	1,266,316	124,140	(8,514)

c)	Investment in associates movements for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
	MCh$	MCh$
Balances as of January 1,	9,152	7,149
Investment acquisition (2)	—	106
Investments reclassified to held for sale (3)	—	(1,279)
Participation in income (1)	2,429	2,304
Transbank capital	—	872
Other	3	—
Totals	11,584	9,152
(1)	Refer to reference (2) within section a) “Associated entities” regarding to 2021.
(2)	In November 2021, Banco Itaú Chile acquired 157 shares of Combanc S.A., giving it an increase of 1.63% in its interest ownership. With this transaction, the Bank’s total interest increased to 9.81%.
(3)	Refer to reference (1) within section a) “Associated entities”.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-94

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 13 – Intangible assets

a)	Composition of intangibles assets as of December 31, 2022 and 2021 is as follows:

		Average
		Remaining	Net assets as			Net assets as
	Useful	amortization	of January 1,	Gross	Accumulated	of December
Concept	life years	years	2022	balance	amortization	31, 2022
			MCh$	MCh$	MCh$	MCh$
Software or computer programs	6	2	142,536	304,260	(145,583)	158,677
Goodwill from business combinations			492,512	492,512	—	492,512
Other intangible assets arising from business combinations	9	2	64,296	189,044	(146,443)	42,601
Totals			699,344	985,816	(292,026)	693,790

		Average
		Remaining	Net assets as			Net assets as
	Useful	amortization	of January 1,	Gross	Accumulated	of December
Concept	life years	years	2021	balance	amortization	31, 2021
			MCh$	MCh$	MCh$	MCh$
Software or computer programs	6	3	140,180	268,047	(125,511)	142,536
Goodwill from business combinations			492,512	492,512	—	492,512
Other intangible assets arising from business combinations	9	3	85,991	189,044	(124,748)	64,296
Totals			718,683	949,603	(250,259)	699,344

b)	Movements on gross balances of intangible assets as of December 31, 2022 and 2021 are as follows:

	Software or	Goodwill from	Other intangible assets
	computer	business	arising from
	programs	combinations	business combinations	Total
	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2022	268,047	492,512	189,044	949,603
Additions	49,918	—	—	49,918
Disposals	(806)	—	—	(806)
Exchange differences	(12,575)	—	—	(12,575)
Others	(324)	—	—	(324)
Ending balances as of December 31, 2022	304,260	492,512	189,044	985,816

	Software or	Goodwill from	Other intangible assets
	computer	business	arising from
	programs	combinations	business combinations	Total
	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2021	238,609	492,512	189,044	920,165
Additions	38,624	—	—	38,624
Disposals	(14,828)	—	—	(14,828)
Exchange differences	1,224	—	—	1,224
Others	4,418	—	—	4,418
Ending balances as of December 31, 2021	268,047	492,512	189,044	949,603

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-95

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 13 – Intangible assets, continued

c)	Movements on accumulated amortization of intangible assets for the years ended December 31, 2022 and 2021 are as follows:

	Software or	Goodwill	Other intangible assets
	computer	from business	arising from
	programs	combinations	business combinations	Totals
	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2022	(125,511)	—	(124,748)	(250,259)
Amortization for the year	(33,021)	—	(21,695)	(54,716)
Exchange differences	7,728	—	—	7,728
Others	5,221	—	—	5,221
Ending balances as of December 31, 2022	(145,583)	—	(146,443)	(292,026)

	Software or	Goodwill	Other intangible assets
	computer	from business	arising from
	programs	combinations	business combinations	Totals
	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2021	(98,429)	—	(103,053)	(201,482)
Amortization for the year	(34,096)	—	(21,695)	(55,791)
Exchange differences	(994)	—	—	(994)
Others	8,008	—	—	8,008
Ending balances as of December 31, 2021	(125,511)	—	(124,748)	(250,259)

d) Impairment

As required by International Accounting Standard 36 “Impairment of assets”, the Bank performs at the end of each reporting period an evaluation of the impairment indicators that affect the determination of the recoverable amount of its assets.

As of December 31, 2022 and 2021, no indications of impairment have been identified that affect the balances of intangible assets.

Goodwill and indefinite useful life intangible assets, the recoverable amount is estimated on annual basis, as described on Note 1.p) . Further revelations on the recoverable amount estimated are presentes on Note 32 b).

e) Restrictions

Banco Itaú Chile and its subsidiaries have no restrictions on intangible assets as of December 31, 2022 and 2021. In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-96

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 14 – Property, plant and equipment

a)	Property, plant and equipment as of December 31, 2022 and 2021 are broken down as follows.

		Average
		remaining	Net assets as			Net assets
	Useful life	depreciation	of January	Gross	Accumulated	as of December
	years	years	1, 2022	Balance	depreciation	31, 2022
			MCh$	MCh$	MCh$	MCh$
Buildings	26	14	32,648	61,920	(33,267)	28,653
Land	—	—	3,548	2,319	—	2,319
Equipment	6	3	23,798	82,885	(63,573)	19,312
Others	14	8	11,939	35,435	(25,523)	9,912
Totals			71,933	182,559	(122,363)	60,196

		Average
		remaining	Net assets as			Net assets
	Useful life	depreciation	of January	Gross	Accumulated	as of December
	years	years	1, 2021	Balance	depreciation	31, 2021
			MCh$	MCh$	MCh$	MCh$
Buildings	26	15	36,653	75,719	(43,071)	32,648
Land	—	—	3,507	3,548	—	3,548
Equipment	6	4	27,650	85,835	(62,037)	23,798
Others	14	9	12,805	36,039	(24,100)	11,939
Totals			80,615	201,141	(129,208)	71,933

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

b)	Movements on gross balances as of December 31, 2022 and 2021, are as follows:

	Buildings	Land	Equipment	Other	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2022	75,719	3,548	85,835	36,039	201,141
Additions	6,304	—	4,589	3,162	14,055
Sales and/or retirements for the year	(13,513)	(89)	(1,224)	(2,440)	(17,266)
Impairment	—	—	—	(20)	(20)
Exchange differences	(3,814)	(576)	(6,315)	(1,306)	(12,011)
Reclassification to assets held for sale	(2,776)	(106)	—	—	(2,882)
Other	—	(458)	—	—	(458)
Ending balances as of December 31, 2022	61,920	2,319	82,885	35,435	182,559

	Buildings	Land	Equipment	Other	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2021	73,312	3,506	85,404	35,664	197,886
Additions	3,213	—	4,887	2,635	10,735
Sales and/or disposals for the year	—	—	(4,663)	(2,386)	(7,049)
Impairment (1)	—	—	(52)	(415)	(467)
Exchange differences	(806)	42	754	260	250
Others	—	—	(495)	281	(214)
Ending balances as of December 31, 2021	75,719	3,548	85,835	36,039	201,141

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-97

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 14 – Property, plant and equipment

c)	Movements of accumulated depreciation of property, plant and equipment for years ended December 31, 2022 and 2021, are as follows:

	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2022	(43,071)	—	(62,037)	(24,100)	(129,208)
Depreciation for the year	(6,562)	—	(7,864)	(4,494)	(18,920)
Sales and/or disposals for the year	12,811	—	1,034	1,838	15,683
Impairment	—	—	—	(10)	(10)
Exchange differences	2,235	—	5,294	1,243	8,772
Reclassification to assets held for sale	1,320	—	—	—	1,320
Other	—	—	—	—	—
Ending balances as of December 31, 2022	(33,267)	—	(63,573)	(25,523)	(122,363)

	Buildings	Land	Equipment	Other	Total
	MCh$		MCh$	MCh$	MCh$
Opening balances as of January 1, 2021	(36,658)	—	(57,754)	(22,859)	(117,271)
Depreciation for the year	(6,920)	—	(8,217)	(3,471)	(18,608)
Sales and/or disposals for the year	—	—	4,645	2,307	6,952
Impairment	705	—	52	383	1,140
Exchange differences	(198)	—	(763)	(179)	(1,140)
Others	—	—	—	(281)	(281)
Ending balances as of December 31, 2021	(43,071)	—	(62,037)	(24,100)	(129,208)

e)	Impairment

Banco Itaú Chile evaluates, at the end of each reporting period, whether there is any indication of impairment of any asset. If this indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset.

As of December 31, 2022 and 2021 there is no indication nor concrete evidence of impairment (see details in note 32). As of the date of these Consolidated Financial Statements, there have been no events that require the recognition of impairment.

f)	Restrictions

The Bank and subsidiaries have no restrictions on property, plant and equipment as of December 31, 2022 and 2021. Additionally, property, plant and equipment has not been pledged to ensure compliance with obligations. Furthermore, there are no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-98

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 15 – Assets for Rights-of-Use and Obligations for Lease Contracts

a)	Asset for right-of-use
(i)	The Bank has mainly lease agreements for its branches and corporate building. The composition of this item as of December 31, 2022 and 2021, is as follows:

	Years of	Years of average
	useful	remaining	Net Assets as of		Accumulated	Net Assets as of
	life	useful life	January 1, 2022	Gross Balances	Depreciation	December 31, 2022
	N°	N°	MCh$	MCh$	MCh$	MCh$
Buildings	8	5	110,743	164,052	(74,513)	89,539
Land	—	—	—	—	—	—
Others leased assets	3	—	38	—	—	—
Totals			110,781	164,052	(74,513)	89,539

	Years of	Years of average
	useful	remaining	Net Assets as of		Accumulated	Net Assets as of
	life	useful life	January 1, 2021	Gross Balances	Depreciation	December 31, 2021
	N°	N°	MCh$	MCh$	MCh$	MCh$
Buildings	7	5	145,906	175,358	(64,615)	110,743
Land	—	—	—	—	—	—
Others leased assets	3	3	102	152	(114)	38
Totals			146,008	175,510	(64,729)	110,781

(ii)	Movement in the gross balance of assets for the right to use assets under lease at 31 December 2022 and 2021, is as follows

	Buildings	Land	Others leased assets	Totals
	MCh$	MCh$	MCh$	MCh$
Opening balance as of January 1, 2022	175,358		152	175,510
Additions	9,113	—	—	9,113
Disposals due to early termination (1)	(15,372)	—	(122)	(15,494)
Remeasurements of the liability due to modifications (2)	(8,985)	—	(5)	(8,990)
Inflation indexation adjustments (3)	9,248	—	—	9,248
Exchange differences	(5,310)	—	(25)	(5,335)
Ending balances as of December 31, 2022	164,052	—	—	164,052

	Buildings	Land	Others leased assets	Totals
	MCh$	MCh$	MCh$	MCh$
Opening balance as of January 1, 2021	195,992	—	173	196,165
Additions	4,674	—	—	4,674
Disposals due to early termination (1)	(32,712)	—	(16)	(32,728)
Remeasurements of the liability due to modifications (2)	(728)	—	—	(728)
Inflation indexation adjustments (3)	6,258	—	(6)	6,252
Exchange differences	1,874	—	1	1,875
Ending balances as of December 31, 2021	175,358	—	152	175,510
(1)	Corresponds to early terminations due to the restructuring plan
(2)	Corresponds to remeasurements of the recognized liability due to contracts modifications.
(3)	Corresponds to subsequent adjustments due to liabilities remeasurements due to index changes, according to each lease agreement.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-99

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 15 – Assets for Rights-of-Use and Obligations for Lease Contracts, continued

(iii)	The movement in the accumulated depreciation of assets for the right to use assets under lease agreements as of December 31, 2022 and 2021, is as follows:

	Buildings	Land	Other leased assets	Totals
	MCh$	MCh$	MCh$	MCh$
Opening balance as of January 1, 2022	(64,615)	—	(114)	(64,729)
Depreciation	(22,518)	—	(33)	(22,551)
Disposals due to early termination	9,790	—	125	9,915
Exchange differences	2,695	—	22	2,717
Reclassifications	135	—	—	135
Impairment	—	—	—	—
Ending balances as of December 31, 2022	(74,513)	—	—	(74,513)

	Buildings	Land	Other leased assets	Totals
	MCh$		MCh$	MCh$
Opening balance as of January 1, 2021	(50,086)	—	(71)	(50,157)
Depreciation (1)	(27,125)	—	(59)	(27,184)
Disposals due to early termination (2)	13,333	—	16	13,349
Exchange differences	(737)	—	—	(737)
Ending balances as of December 31, 2021	(64,615)	—	(114)	(64,729)
(1)	See note 32 “Depreciation, amortization and impairment”
(2)	Corresponds to early terminations due to the restructuring plan

b) Lease contracts liabilities

i)	As of December 31, 2022 and 2021, the obligations for lease contracts are as follows

	December 31, 2022	December 31, 2021
	MCh$	MCh$
Lease contract liabilities	94,575	115,544
Totals	94,575	115,544

The Bank and its subsidiaries have contracts, with certain renewal options, for which there is reasonable certainty that the option will be exercised. In such cases, the lease period used to measure the liabilities and assets corresponds to an estimate of future renewals.

ii)	Movement in lease liabilities and cash flows for the period is shown below

	2022	2021
	MCh$	MCh$
Opening balance as of January 1,	115,544	151,885
Additions due to new contracts	9,113	4,674
Disposals due to early termination (2)	(5,527)	(20,177)
Interest expenses	3,657	3,725
Remeasurements of the liability due to modifications (1)	(8,908)	(728)
Inflation indexation adjustments	9,171	6,252
Exchange rate adjustments	(22)	25
Exchange difference	(3,776)	1,435
Capital and interest payments	(24,677)	(31,547)
Ending balance as of December 31,	94,575	115,544
(1)	Corresponds to remeasurements of the recognized liability due to contract modifications.
(2)	Corresponds to early terminations due to the restructuring plan

(3)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-100

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 16 – Current Taxes and Deferred Taxes

a)	Current taxes

At the end of each reporting period, the Bank and subsidiaries recognize a First Category Income Tax Provision, which is determined based on substantially enacted tax legislation. The net provision for current taxes recognized as of December 31, 2022 was MCh$88,276 (MCh$56,852 as of December 31, 2021), according to the following detail:

a.1) Current taxes assets and liabilities by geographical area:

	As of December 31, 2022				As of December 31, 2021
	Chile	USA (1)	Colombia	Totals	Chile	USA (1)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	50,690	—	37,663	88,353	18,871	1,713	37,600	58,184
Current tax liabilities	—	—	(77)	(77)	(393)	—	(939)	(1,332)
Totals, net	50,690	—	37,586	88,276	18,478	1,713	36,661	56,852

a.2)  Details of current tax items by geographical area:

	As of December 31, 2022				As of December 31, 2021
	Chile	USA (1)	Colombia	Total	Chile	USA (1)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income tax with effect in profit and loss	(12,000)	—	(1,819)	(13,819)	(51,768)	—	(2,908)	(54,676)
Income tax effect on equity, net investments hedge	—	—	—	—	(7,145)	—	—	(7,145)
Income tax, rate 27%	(12,000)	—	(1,819)	(13,819)	(58,913)	—	(2,908)	(61,821)

Less:
Monthly Provisional Payments	51,824	—	24,576	76,400	25,429	—	19,494	44,923
Tax credit for training costs	1,000	—	—	1,000	800	—	—	800
Tax credit donations	828	—	—	828	732	—	—	732
4% event capital credit	721	—	—	721	1,460	—	—	1,460
Other taxes to be recovered (paid) (2)	8,317	—	14,829	23,146	48,970	1,713	20,075	70,758
Totals	50,690	—	37,586	88,276	18,478	1,713	36,661	56,852

(1)  Corresponds to the branch located in New York.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-101

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 16 – Current Taxes and Deferred Taxes, continued

b)	Effect on income

The tax expense for the years ended December 31, 2022, 2021 and 2020 is comprised of the following items:

	2022	2021	2020
	MCh$	MCh$	MCh$
Income tax expense
Current tax expense	(13,819)	(54,676)	8,064
Deferred taxes
Deferred tax expenses	34,041	(52,836)	109,848
Subtotals	20,222	(107,512)	117,912
Others	10,336	(8,119)	(2,702)
Net expense for income taxes	30,558	(115,631)	115,210

c)	Effective tax rate reconciliation

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense for the year ended December 31, 2022, 2021 and 2020.

The nominal tax rates of the countries where consolidated subsidiaries are located are:

	2022	2021	2020
	Tax rates	Tax rates	Tax rates
Chile	27.0%	27.0%	27.0%
Colombia	38.0%	34.0%	36.0%
USA	21.0%	21.0%	24.1%

	For the years ended December 31,
	2022		2021		2020
	Tax rate	Amount	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$	%	MCh$
Amount calculated by using the statutory rates	27.00	(111,457)	27.00	(105,804)	27.00	254,169
Equity price level restatement for tax purposes (1)	(37.76)	155,880	(15.85)	62,109	2.53	23,814
Effect of rates Colombia subsidiary (2)	(0.78)	3,228	(0.51)	1,992	1.37	12,884
Effect of rates New York branch	(0.19)	780	(0.21)	812	0.00	10
Goodwill impairment effect	—	—	—	—	(19.93)	(187,633)
Capital investments tax exemptions (3)	0.36	(1,493)	2.58	(10,127)	0.14	1,303
Effect of rate change Colombia	(0.40)	1,644	(2.26)	8,860	(0.40)	(3,804)
Exchange differences due to investments in Colombia (4)	2.94	(12,133)	16.51	(64,713)	1.94	18,285
Taxes in USA	2.15	(8,880)	0.95	(3,728)	(0.10)	(931)
Permanent and other differences (5)	(0.72)	2,989	1.28	(5,032)	(0.31)	(2,887)
Totals	(7.40)	30,558	29.51	(115,631)	12.24	115,210

(1) During the year ended December 31, 2022, the CPI factor used to adjust the Tax-basis Equity was equal to 13.3% (6.7% in 2021; 2.7% in 2020),

(2) This line reflects the differences in tax rates from other jurisdictions, based on the Bank’s consolidated result,

(3) Capital gains from sales of fixed income instruments qualifying for tax exemption under Article 104 of the Chilean Income Tax Act are not subject to income tax,

(4) For tax purposes, the investment in Colombia is measured in U,S, dollars, The devaluation (appreciation) of the Chilean peso against the U,S, dollar generates income (expense) for tax purposes without a corresponding effect on the accounting results, The amount presented here represents the income tax expense (income) due to the effect of the exchange rate on the investment in Colombia, As part of its exchange rate risk management policy, the Bank has managed this exposure through instruments available in the market to protect itself economically from the tax effect generated by the variation in the exchange rate, The effect of these instruments (which offset the tax effect presented here) is recognized in the Net foreign exchange gain (loss) line of the Consolidated Statement of Income for the year,

(5) This line provides the effects of the variation in the exchange rate for the US dollar reported by the Chilean Central Bank that affects the valuation of the tax investment of the New York branch; and other effects,

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-102

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 16 – Current Taxes and Deferred Taxes, continued

d)	Other comprehensive income – tax effects

The table below sets for a summary of the deferred tax effect on other comprehensive income for the years ended December 31, 2022, 2021 and 2020, which consists of the following items:

d.1) Tax effect of “OCI” that may be reclassified subsequently to profit or loss:

	2022	2021	2020
	MCh$	MCh$	MCh$
Debt instruments at fair value through other comprehensive income	(7,799)	10,569	1,558
Hedge of a net investment in foreign operations	3,749	18,417	(21,795)
Cash flows hedge	15,882	(19,092)	(3,034)
Total charge to other comprehensive income	11,832	9,894	(23,271)

d.2) “OCI” that may not be reclassified subsequently to profit or loss:

	2022	2021	2020
	MCh$	MCh$	MCh$
Income tax relating to defined benefit obligation	(1,061)	(274)	(19)
Total charge to other comprehensive income	(1,061)	(274)	(19)

e)	Effect of deferred taxes

e.1) Totals deferred taxes

Detail of effects for deferred taxes presented in assets and liabilities is as follows:

	As of December 31, 2022			As of December 31, 2021
	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	233,612	—	233,612	208,859	—	208,859
Accrued interest on past due portfolio	11,604	—	11,604	3,919	—	3,919
Unearned price differences	950	—	950	340	—	340
Personnel provisions	11,817	—	11,817	11,339	—	11,339
Contingencie provisions	38,308	—	38,308	54,579	—	54,579
Tax losses	81,182	—	81,182	57,248	—	57,248
Net tax value of amortizable assets	1,371	—	1,371	1,459	—	1,459
Depreciation of property, plant and equipment	(34,768)	—	(34,768)	(29,541)	—	(29,541)
Lease division and others	(31,311)	—	(31,311)	17,249	—	17,249
Mark to market of financial instruments	(28,587)	—	(28,587)	(34,892)	—	(34,892)
Itaú-Corpbanca business combination	(11,502)	—	(11,502)	(17,399)	—	(17,399)
IFRS 16 leases effect	1,417	—	1,417	(2,275)	—	(2,275)
Others	519	—	519	1,326	—	1,326
Totals assets (liabilities) for deferred taxes	274,612	—	274,612	272,211	—	272,211

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-103

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 16 – Current Taxes and Deferred Taxes, continued

e.2) Deferred taxes by geographic area:

	As of December 31, 2022				As of December 31, 2021
	Chile	USA	Colombia	Total	Chile	USA	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	178,996	16,587	79,029	274,612	182,981	15,717	73,513	272,211
Deferred tax liabilities	—	—	—	—	—	—	—	—
Net by geographic area	178,996	16,587	79,029	274,612	182,981	15,717	73,513	272,211

Effects of deferred taxes on assets and liabilities arising from temporary differences (by geographic area) are as follows:

	As of December 31, 2022				As of December 31, 2021
	Chile	USA	Colombia	Total	Chile	USA	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	209,012	142	24,458	233,612	185,022	(251)	24,088	208,859
Accrued interest on past due portfolio	11,604	—	—	11,604	3,919	—	—	3,919
Unearned price differences	950	—	—	950	340	—	—	340
Personnel provisions	4,973	595	6,249	11,817	4,286	393	6,660	11,339
Contingencie provisions	8,171	(229)	30,366	38,308	41,866	(1,774)	14,487	54,579
Tax losses	46,484	11,744	22,954	81,182	3,157	17,038	37,053	57,248
Net tax value of amortizable assets	1,371	—	—	1,371	1,459	—	—	1,459
Depreciation of property, plant and equipment	(35,689)	(61)	982	(34,768)	(29,469)	(56)	(16)	(29,541)
Lease division and others	(35,221)	—	3,910	(31,311)	7,501	—	9,748	17,249
Mark to market of financial instruments	(18,748)	4,396	(14,235)	(28,587)	(16,212)	368	(19,048)	(34,892)
Itaú-Corpbanca business combination	(11,502)	—	—	(11,502)	(17,446)	—	47	(17,399)
IFRS 16 leases effect	891	—	526	1,417	(2,137)	(1)	(137)	(2,275)
Others	(3,300)	—	3,819	519	695	—	631	1,326
Totals assets (liabilities), net	178,996	16,587	79,029	274,612	182,981	15,717	73,513	272,211

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-104

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 17 – Other Assets and Non-current Assets Held for Sale

a)	The detail of other assets is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Assets to be leased out as lessor (1)	16,012	29,241
Collateral for financial transactions (threshold)	456,749	582,448
Receivables from brokerage of financial instruments	18,467	33,137
Accounts receivable from third parties	43,000	88,736
Investment properties	2,536	1,169
VAT credit receivable	6,472	5,034
Prepaid expenses	30,189	27,538
Assets for revenue from contracts with customers	11,042	7,508
Other cash collateral provided (2)	2,920	2,997
Other assets	42,296	32,713
Totals	629,683	810,521
(1)	Property, plant and equipment acquired to be ceded under financial leases.
(2)	Includes payments made in advance for different services that will be received (leases, insurance, and others).

b)	The detail of non-currents assets held for sale is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Assets received in payment or foreclosed at judicial auction
Assets received in lieu of payment	12,873	10,170
Property, plant and equipment held for sale	7,827	478
Investment held for sale (1)	—	1,746
Total	20,700	12,394
(1)

The investment in companies held for sale includes the investment held in Nexus S.A. that provides support to the Bank, on November 30, 2021, subscribed a purchase and sale commitment for 100% of the shares held by the Bank. The Bank had recorded an asset of MCh$1,746 For further information see note 12. As of Decembre 2022, the bank received payments that amounts to MCh1,763 for the sale of its interest in Nexus S.A generating a gain of MCh17 for the transaction.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-105

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 18 – Deposits and Other Demand Liabilities and Time Deposits

a)	As of December 31, 2022 and 2021, deposits and other demand liabilities are as follow:

	As of December 31,
	2022	2021
	MCh$	MCh$
Checking accounts	3,813,559	4,664,214
Other deposits and demand accounts	1,410,626	2,556,021
Advance payments received from customers	22,028	38,199
Other demand liabilities	308,972	317,661
Totals	5,555,185	7,576,095

b)	As of December 31, 2022 and 2021, time deposits and other time liabilities are as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Time deposits	12,685,710	10,076,331
Time savings accounts	17,943	21,112
Other time liabilities	—	—
Totals	12,703,653	10,097,443

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-106

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 19 – Interbank Borrowings

a)	As of December 31, 2022 and 2021, interbank borrowings are as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Loans obtained from local financial institutions
Chilean Central Bank (1)	3,007,284	3,007,242
Banks in the country	35,085	—
Subtotals	3,042,369	3,007,242
Loans obtained from foreign financial institutions
Banco Caja Social	—	58,893
Banco Itaú Paraguay S.A.	—	8,450
Banco de crédito e inversiones	24,438	—
Banco Latinoamericano de Exportación (BLADEX)	72,167	62,891
Banco República	—	330
Bancoldex S.A. (Colombia)	16,619	22,037
Bank of America, N.A.	148,266	79,744
Bank of Montreal	141,063	158,526
Bank of New York	50,337	42,204
Bank of Nova Scotia	106,862	141,455
BBVA Asset Management Continental S.A. (Perú)	—	44,987
BNP Paribas	131,794	118,551
Citibank N.A.	123,494	42,204
Cobank C.B.	53,469	51,603
Commerzbank A.G.	110,572	15
Corporación Andina de Fomento	—	84,408
Credicorp Capital SASAF	—	96,775
Deutsche Bank A.G.	90,155	84,177
Findeter S.A. Financiera del Desarrollo Territorial	47,906	55,505
IFC Corporación Financiera Internacional	—	88,080
La Caixa	71,476	17,942
Mizuho Corporate Bank	17,086	—
Scotia Fondos Sociedad Administradora de Fondos S.A.	—	14,408
Standard Chartered Bank	64,073	—
Sumitomo Mitsui Banking Corporation	185,465	368,250
Unicredit Bank	—	16,638
Wells Fargo Bank, N.A.	171,313	202,629
Zuercher Kantonalbank	7,942	—
Others	51,457	50,479
Subtotals	1,685,954	1,911,181
Totals	4,728,323	4,918,423

(1)    Corresponds to funds obtained through the new Conditional Funding Facility (FCIC) and the Liquidity Credit Line (LCL), granted by the Central Bank of Chile (BCCh) in response to the financials needs generated by the spread of the COVID-19 virus. Funds obtained through FCIC are guaranteed by high credit quality loans and / or bonds issued by the BCCh and have automatic and successively monthly renewal maturities, with a maximum term of 4 years from March 30, 2020 until March 30, 2024. On January 31, 2022, the Central Bank established an optional mecanisim in order to incorporate LCL into the FCIC. The bank consolidate both instruments into FCIC extending its maturity for an additional two years.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-107

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 20 – Debt Instruments Issued and Other Financial Liabilities

As of December 31, 2022 and 2021, composition of debt instruments issued and other financial liabilities is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Debt instruments issued	6,907,380	5,652,230
Regulatory capital financial instruments issued	1,263,169	1,153,045
	8,170,549	6,805,275

a) Debt instruments issued

	As of December 31,
	2022	2021
	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	18,940	24,035
Senior bonds	6,528,867	5,585,760
Subtotals	6,547,807	5,609,795
Other financial liabilities
Liabilities with the public sector	—	—
Borrowings from local financial institutions	359,573	42,435
Subtotals	359,573	42,435
Totals	6,907,380	5,652,230

a.1) Mortgage finance bonds

Debts classified as short-term are those that constitute demand obligations or will mature within a year. All other debts are classified as long-term. Detail is as follows

	As of December 31, 2022
	Short term	Long term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	6,146	12,794	18,940
Senior bonds	323,821	6,205,046	6,528,867
Debt instruments issued	329,967	6,217,840	6,547,807
Other financial liabilities	359,573	—	359,573

	As of December 31, 2021
	Short term	Long term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	6,809	17,226	24,035
Senior bonds	506,250	5,079,510	5,585,760
Debt instruments issued	513,059	5,096,736	5,609,795
Other financial liabilities	42,435	—	42,435

The following tables provide with additional information, including maturities, for each type of debt issued as of December 31, 2022 and 2021.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-108

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 20 – Debt Instruments Issued and Other Financial Liabilities, continued

a.2) Senior bonds

Details for senior bonds, by currency, are as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Bonds in UF	5,853,292	4,651,061
Bonds in CLP	252,573	352,171
Bonds in COP	423,002	582,528
Totals	6,528,867	5,585,760

The following table presents details for senior bonds issued:

Senior bonds issued during the year ended December 31, 2022:

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BITACT0418	UF	1,500,000	8 years and 2 months	2.00% annual	02/25/2022	10/09/2027
BITACV0418	UF	3,000,000	8 years and 2 months	2.00% annual	03/03/2022	10/09/2029
BITACU0418	UF	2,000,000	6 years and 1 month	2.00% annual	03/18/2022	10/09/2028
BITADL0321	UF	3,000,000	9 years and 9 months	1.00% annual	05/27/2022	03/09/2032
BITADK0821	UF	3,000,000	9 years and 2 months	1.00% annual	05/31/2022	08/09/2031
BITADJ0321	UF	3,000,000	8 years and 9 months	1.00% annual	06/16/2022	08/09/2031
BITADI0521	UF	3,000,000	7 years and 10 months	1.00% annual	08/01/2022	05/09/2030
BITADH0321	UF	3,000,000	7 years and 5 months	1.00% annual	08/25/2022	03/09/2030
BITADO0622	UF	5,000,000	11 years	2.20% annual	11/04/2022	06/09/2033
BITADN0322	UF	3,000,000	9 years and 9 months	2.20% annual	11/29/2022	09/09/2032
BITADP0222	UF	1,000,000	11 years and 7 months	2.20% annual	12/27/2022	08/09/2034
BITADP0222	UF	1,000,000	11 years and 7 months	2.20% annual	12/27/2022	09/08/2034
Totals		31,500,000

Senior bonds issued during the year ended December 31, 2021:

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BITADD0919	UF	1,000,000	8 years and 2 months	0.75% annual	01/15/2021	03/09/2029
BITADD0919	UF	1,000,000	8 years and 2 months	0.75% annual	01/19/2021	03/09/2029
BITADB0919	UF	1,000,000	6 years and 1 month	0.75% annual	02/10/2021	03/09/2027
BITADB0919	UF	2,000,000	6 years	0.75% annual	03/11/2021	03/09/2027
BITADD0919	UF	500,000	7 years and 11 months	0.75% annual	04/09/2021	03/09/2029
BITADD0919	UF	1,500,000	7 years and 10 months	0.75% annual	05/31/2021	03/09/2029
BITACW0418	UF	2,000,000	9 years and 1 month	2.00% annual	08/27/2021	10/09/2030
BITADB0919	UF	1,000,000	5 years and 6 months	0.75% annual	09/14/2021	03/09/2027
BITADB0919	UF	1,000,000	5 years and 6 months	0.75% annual	09/15/2021	03/09/2027
BITACN0419	CLP	60,000,000,000	4 years and 5 months	2.50% annual	10/21/2021	04/01/2026
BITACW0418	UF	5,500,000	8 years and 11 months	2.00% annual	10/26/2021	10/09/2030
BITACT0418	UF	2,000,000	5 years and 11 months	2.00% annual	10/26/2021	10/09/2027
BITACV0418	UF	3,000,000	7 years and 11 months	2.00% annual	11/03/2021	10/09/2029
BITACT0418	UF	2,000,000	5 years and 11 months	2.00% annual	11/03/2021	10/09/2027
Totals UF		23,500,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BITACN0419	CLP	60,000,000,000	4 years and 5 months	2.50% annual	10/21/2021	04/01/2026
Totals CLP		60,000,000,000

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-109

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 20 – Debt Instruments Issued and Other Financial Liabilities, continued

b) Regulatory capital financial instruments issued

Details of subordinated bonds, by currency, are as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Subordinated bonds
Subordinated bonds with transitional recognition	—	—
Subordinated bonds	1,263,169	1,153,045
Regulatory capital financial instruments issued	1,263,169	1,153,045

	As of December 31,
	2022	2021
	MCh$	MCh$
Bonds in UF	1,070,933	955,982
Bonds in CLP	147,291	—
Bonds in COP	44,945	197,063
Totals	1,263,169	1,153,045

For the years ended December 31, 2022 and 2021 no issuance of subordinated bonds took place.

As of December 31, 2022 and 2021, the Bank has not incurred in any default in the payments of principal, interest or others in regard to debt instruments issued.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-110

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 21 – Provisions

As of December 31, 2022 and 2021, the Bank has registered the following movements in its provisions:

a)    Other Provisions

Provisions disclosed in liabilities as of December 31, 2022 and 2021 present the following detail:

	As of December 31,
	2022	2021
	MCh$	MCh$
Provisions for personnel salaries and expenses	109,211	116,274
Provisions for mandatory dividends	130,123	83,342
Provisions for contingent loans risk	41,701	30,589
Provisions for contingencies	6,099	5,142
Totals	287,134	235,347

b)    Movements in provisions for contingent loans risk, for the year ended December 31, 2022 and 2021 are as follows:

	Provisions for contingent loans risk
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2022	17,536	5,372	7,681	30,589
Changes in provisions
- Transfers to stage 1	1,007	(951)	(56)	—
- Transfers to stage 2	(642)	820	(178)	—
- Transfers to stage 3	(64)	(167)	231	—
- Increases due to change in credit risk	6,589	4,712	1,493	12,794
- Decreases due to change in credit risk	(2,935)	(1,350)	(999)	(5,284)
- Charge-offs	(21)	(185)	(8)	(214)
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	8,166	3,377	1,189	12,732
Financial assets that have been derecognized	(5,064)	(1,505)	(844)	(7,413)
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	(1,336)	(167)	—	(1,503)
Ending balances as of December 31, 2022	23,236	9,956	8,509	41,701

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-111

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 21 – Provisions, continued

	Provisions for contingent loans risk
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Totals
Opening balances as of January 1, 2021	18,587	12,179	9,009	39,775
Changes in provisions
- Transfers to stage 1	2,689	(2,663)	(26)	—
- Transfers to stage 2	(697)	727	(30)	—
- Transfers to stage 3	(46)	(1,336)	1,382	—
- Increases due to change in credit risk	2,615	2,611	5,029	10,255
- Decreases due to change in credit risk	(8,517)	(5,453)	(208)	(14,178)
- Charge-offs	(15)	(43)	(6)	(64)
- Changes due to modifications that did not result in derecognition	—	—	—	—
New financial assets originated or purchased	7,743	1,592	908	10,243
Financial assets that have been derecognized	(4,915)	(2,266)	(8,382)	(15,563)
Changes in models/risk parameters	—	—	—	—
Foreign exchange and other movements	92	24	5	121
Ending balances as of December 31, 2021	17,536	5,372	7,681	30,589

c)    The following table details the movements in provision during 2022 and 2021:

	Provisions for personnel	Provision for	Provisions for	Provisions for
	salaries and expenses	mandatory dividends	contingent loans risk	contingencies
	(1)	(2)		(3)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2022	116,274	83,342	30,589	5,142	235,347
Provisions applied	(1,208)	(83,342)	—	—	(84,550)
Provisions established	61,353	130,123	25,526	2,811	219,813
Provisions released	(56,258)	—	(12,911)	(853)	(70,022)
Exchange differences	(10,950)	—	(1,503)	(1,001)	(13,454)
Ending balances as of December 31, 2022	109,211	130,123	41,701	6,099	287,134

	Provisions for personnel	Provisions for	Provisions for	Provisions for
	salaries and expenses	mandatory dividends	contingent loans risk	contingencies
	(1)	(2)		(3)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2021	90,739	—	39,775	4,576	135,090
Provisions applied	(46,062)	—	—	(162)	(46,224)
Provisions established	170,962	83,342	20,498	(2,931)	271,871
Provisions released	(96,264)	—	(29,805)	3,665	(122,404)
Exchange differences	(3,101)	—	121	(6)	(2,986)
Ending balances as of December 31, 2021	116,274	83,342	30,589	5,142	235,347
(1)	Employee benefits and staff salaries are recorded in “Personnel salaries and expenses.”
(2)	Mandatory dividends is recorded in the Consolidated Statement of Financial Position in equity, against “Provision for mandatory dividends.”
(3)	The provisions for contingencies (established) or released are included in Other operating (expenses)/income, depending on whether they are debit or a credit.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-112

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 21 – Provisions, continued

d)    Provisions for payroll and employee benefits

		As of December 31,
		2022	2021
		MCh$	MCh$
Provision of short-term employee benefits	(1)	58,262	53,388
Provision of benefits to post-employment employees		—	—
Provision of long-term employee benefits	(2)	13,325	16,822
Provision of benefits to employees for termination of employment contract	(d.1)(d.3)(d.4)	11,255	11,042
Provision for payments to employees based on shares or equity instruments		—	—
Provision for obligations for defined contribution post-employment plans		—	—
Provision for obligations for post-employment defined benefit plans	(d.2)	20,153	26,889
Provision for other staff obligations		6,216	8,133
Totals		109,211	116,274
(1)	Short-term benefits includes provision for performance compensations, holiday benefits, year-end bonuses and other similar employee compensation.
(2)

During 2021 and 2022, the Bank entered into an agreement consisting of an extraordinary long-term variable remuneration which will be paid in April 2024 and 2025, respectively. The remuneration is determined based on a nominal amount adjusted by the variation of the share price at closing date, which will be settled in cash when the milestones of the agreement are met. As of December 31, 2022 and 2021, a provision of MCh$3,598 and MCh$3,277, were recognized respectively.

The main aspects of the Bank’s long term employee benefits are detailed below:

d.1) Other long-term employee benefits

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

The economic assumptions are summarized as follows:

	As of December 31,
	2022	2021
	%	%
Summary of economic assumptions
Discount rate	9.75	7.00
Expected rate of salary increase	14.30	7.70

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-113

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 21 – Provisions, continued

The movements of the present value of the obligation for this type of benefit and the amounts recognized in the Consolidated Statements of Income are determined using the projected credit unit method and it consist of the following:

	2022	2021
	MCh$	MCh$
Opening balances as of January 1,	9,061	9,300
Net cost of benefits (1)	(543)	656
Payments	(861)	(1,006)
Provisions recorded	—	—
Exchange differences	(1,474)	111
Ending balances as of December 31,	6,183	9,061

(1)    Detail of net cost of benefit is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Current services cost	426	209
Reduction – service costs	(1,466)	—
Interest expense on obligation	497	447
Total	(543)	656

d.2) Pension plan

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

The summary of the economic assumptions is as follows:

	As of December 31,
	2022	2021
	%	%
Assumptions
Discount rate	9.75	7.50
Expected rate of salary increases	11.80	5.20
Inflation rate	11.80	5.20

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-114

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 21 – Provisions, continued

The detail of Pension plan balances movements is as follows:

	2022	2021
	MCh$	MCh$
Opening balances as of January 1,	26,889	31,531
Interest expense on obligation	1,611	1,606
Payments	(2,650)	(3,238)
Actuarial losses (gains)	(1,325)	(3,389)
Exchange differences	(4,372)	379
Ending balances as of December 31,	20,153	26,889

d.3) Retroactive unemployment plan

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

The economic assumptions are summarized as follows:

	As of December 31,
	2022	2021
	%	%
Assumptions
Discount rate	8.75	5.75
Expected rate of salary increases	14.30	7.70
Inflation rate	11.80	5.20

The details of movements for this benefits during years ended December 31, 2022 and 2021 are as follows:

	2022	2021
	MCh$	MCh$
Opening balances as of January 1,	297	296
Current services costs	140	109
Interest expense on obligations	12	11
Actuarial gains	(21)	(36)
Payments of benefits	(104)	(87)
Exchange differences	(48)	4
Ending balances as of December 31,	276	297

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-115

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 21 – Provisions, continued

d.4) Retirement Bonus Plan

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

The economic assumptions are summarized as follows:

	As of December 31,
	2022	2021
	%	%
Summary of economic hypothesis
Discount rate(s)	9.80	7.50
Expected rate(s) of salary increase	13.80	7.20
Inflation rate	11.80	5.20

The movements in amounts recognized for this benefit are as follows:

	2022	2021
	MCh$	MCh$
Opening balances as of January 1,	670	689
Current service costs	(128)	49
Interest expense on obligation	39	36
Actuarial (gains) losses	(12)	(97)
Payments of benefits	(14)	(17)
Exchange differences	(109)	10
Ending balances as of December 31,	446	670

The effect on Other Comprehensive Income is summarized as follows:

		For the years ended December 31,
		2022	2021	2020
		MCh$	MCh$	MCh$
Pension plan	(e.2)	(1,325)	(3,389)	885
Retroactive unemployment plan	(e.3)	(21)	(36)	(29)
Retirement bonus plan	(e.4)	(12)	(97)	33
Total recognition of obligations for defined benefits		(1,358)	(3,522)	889

Future payments

Future actuarial calculations may differ with respect to the calculations presented, due to the following factors:

●	The experience of the plans differs from those anticipated by the selected economic and demographic hypotheses.
●	Changes in economic and demographic assumptions.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-116

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 21 – Provisions, continued

●

Expected increases or decreases as a natural part of the functioning of the methodology for these calculations (for example, the end of the amortization period or additional costs based on the financing situation of the plan).

●	Changes in the characteristics of the applicable plan or law, and with respect thereto, there are no significant events affecting the results presented since the last assessment.

The following is a detail of future payments for the year 2022 and 2021:

	Long-term		Retroactive	Retirement
	termination		unemployment	benefit
2022	benefits	Pension plan	plan	plan
	MCh$	MCh$	MCh$	MCh$
Year 2023	953	2,222	168	88
Year 2023	1,105	2,297	38	24
Year 2024	1,105	2,284	19	30
Year 2025	877	2,262	1	25
Year 2026	786	2,232	18	30
Years 2028- 2032	4,612	10,555	80	170

	Long-term		Retroactive
	termination		unemployment	Retirement
2021	benefits	Pension plan	plan	benefit plan
	MCh$	MCh$	MCh$	MCh$
Fiscal year 2022	1,178	2,465	105	102
Fiscal year 2023	1,154	2,427	72	50
Fiscal year 2024	880	2,410	32	37
Fiscal year 2025	841	2,386	15	39
Fiscal year 2026 – 2030	1,016	2,353	1	37
Fiscal year 2027 – 2031	4,883	11,085	90	227

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-117

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 22 – Other liabilities and liabilities directly associated with non-current assets held for sale

a)    As of December 31, 2022 and 2021 the other liabilities are as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Accounts and notes payable (1)	394,975	434,938
Dividends payable	216	244
Unearned income (2)	73,983	12,744
Unearned fees	833	3,816
Payables due to brokerage transactions	18,463	24,488
Collateral for financial transactions (threshold)	464,722	196,012
Other liabilities	54,370	37,370
Totals	1,007,562	709,612
(1)

Obligations other than those directly related to the business operations, such as payable withholding taxes, payable social security contributions, balances due on purchases of materials, balances due on obligations under lease agreements for the acquisition of fixed assets, accounts payable for expenses, and others.

(2)	It corresponds to commissions associated with financial advisory and insurance brokerage businesses that must be deferred in accordance with applicable regulations.
b)	As of December 31, 2022 and 2021 there are no liabilities directly associated with non-current assets held for sale.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-118

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 23 – Contingencies, Commitments, and Responsibilities

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

The amount of the claims amounts to approximately MCh$43,913 as of December 31, 2022 (MCh$29,444 as of December 31, 2021). However, in Management’s opinion based on reports from the Legal Division as of December 31, 2022, it is more likely than not that these lawsuits will not result in significant losses not contemplated by the Bank in these Consolidated Financial Statements. Notwithstanding the above, as of December 31, 2022, provisions of MCh$1,337 (MCh$250 as of December 31, 2021) are maintained.

Itaú Colombia S.A.

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets.

Such claims amounts to MCh$27,820 as of December 31, 2022 (MCh$46,356 as of December, 31 2021). According to the evaluation of the expected results in each lawsuits the Bank has recorded a provision of MCh$1,602 as of December 31, 2022 (MCh$1,904 as of December 31, 2021).

b)    Commitments

Transaction Agreement

On January 29, 2014, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada (together “CorpGroup”), Itaú-Unibanco Holding S.A. Corpbanca, and Banco Itaú Chile, entered into a contract called “Transaction Agreement” (hereinafter, the “Transaction Agreement” or the “TA”) as amended, supplemented and replaced from time to time; in accordance with the contract, they agreed a strategic association of their operations in Chile and Colombia, This strategic association gave rise to the merger of Corpbanca and Banco Itaú Chile, which was renamed “Itaú Corpbanca” and took place on April 1, 2016.

Acquisition of shares of Itaú Corpbanca Colombia owned by CorpGroup

The Transaction Agreement (from January 2014 and its subsequent modifications) also contemplates that on January 28, 2022 Itaú Corpbanca will purchase from CorpGroup the 12.36% of shares in Itaú Corpbanca Colombia, equivalent to the participation that CorpGroup held (directly or through other entities) in said entity at the merger date, corresponding to 93,306,684 shares. The purchase price agreed will be US$3.5367 per share, amounting to US$329,997,749.30, plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2.7% minus the sum of the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup for the corresponding shares Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-119

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 23 – Contingencies, Commitments, and Responsibilities, continued

By Resolution No. 8159 dated December 28, 2021, and in accordance with the provisions of Article 76 et seq. of the General Banking Law, the Financial Market Commission authorized Itaú Corpbanca to make investments abroad consisting of: i) incorporating a simplified joint stock company in the Republic of Colombia, called Itaú Holding Colombia S.A.S., as a subsidiary of the Bank; ii) to acquire, directly and indirectly, through Itaú Holding Colombia S.A.S., a total of up to 93,306,684 shares of its subsidiary Itaú Corpbanca Colombia S.A., equivalent to 12.36% of its ownership.In accordance with Article 76 of the General Banking Law, investments in shares of banks established abroad are subject to the prior approval of the Superintendency of Banks and Financial Institutions (currently CMF), as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in Article 78 of the aforementioned law.

Additionally, in the case of banks incorporated in Colombia, a possible acquisition of shares in Itaú Corpbanca Colombia by Itaú Corpbanca is also subject to the prior authorization of the Colombian Financial Superintendency (SFC).

On February 22, 2022, Itaú Corpbanca acquired, directly and indirectly, all of the shares of Itaú Corpbanca Colombia S.A. owned by CorpGroup Interhold S.p.A., CorpGroup Banking S.A. and CG Financial Colombia S.A.S., representing approximately 12.36% of the share capital of Itaú Corpbanca Colombia S.A., for a total price of US$414,142,063.65. As a result of these acquisitions, Itaú Corpbanca owns, directly and indirectly, approximately 99.4617% of the capital stock of Itaú Corpbanca Colombia S.A., being its direct interestapproximately 94.99%.

Itaú Corpbanca directly acquired approximately 7.89% of the capital stock of Itaú Corpbanca Colombia and its new subsidiary in Colombia – Itaú Holding Colombia S.A.S. – acquired the remaining approximately 4.47%. With respect to the latter, the creation in Colombia of the subsidiary Itaú Holding Colombia S.A.S., whose capital stock is wholly owned by Itaú Corpbanca,  was duly authorized by the Financial Market Commission and by the Central Bank of Chile for such purpose.

1. Acquisition of the MCC entities

In accordance with the Transaction Agreement and Itaú Unibanco Holding S.A. assumed the obligation to transfer to Itaú Corpbanca, and the latter the obligation to acquire, 100% of its shares in MCC Securities Inc,, MCC Asesorías SpA, and MCC S.A. Corredores de Bolsa (herein “MCC entities”) in accordance with the terms agreed upon and subject to normal terms and conditions for this kind of transactions.

The Board of Directors’ authorization to acquire the MCC entities under the Transaction Agreement and in accordance with the provisions of Title XVI of Law No, 18,046 on Corporations is contained in agreements reached in ordinary Board meetings dated May 29, 2019 and April 28, 2021.

The acquisition of the shares of the MCC entities by Itaú Corpbanca is subject to the corresponding regulatory approvals, including approval from the Commission for the Financial Market and from the Central Bank of Brazil.

Through Resolution No, 1847 dated March 21, 2022, the Financial Market Commission authorized Itaú Corpbanca to proceed with: (i) acquire, directly and indirectly, together with its subsidiary Itaú Asesorías Financieras Limitada, 100% of the shares of MCC S.A. Stockbrokers; and (ii) directly acquire 100% of the shares of MCC Asesorías SpA.

On June 1, 2022, after obtaining the regulatory approvals from the banking regulators in Chile and Brazil, and in accordance with the provisions of the Transaction Agreement entered into by Itaú Corpbanca, Itaú Unibanco Holding S.A. Itaú Unibanco Holding S.A. CorpGroup Interhold SpA, CorpGroup Interhold SpA and Inversiones Gasa Limitada on January 29, 2014, and as amended on June 2, 2015 and January 20, 2017, Itaú Corpbanca acquired all of the shares in

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-120

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 23 – Contingencies, Commitments, and Responsibilities, continued

MCC Asesorías SpA, and, together with its subsidiary Itaú Asesorías Financieras Ltda,, it acquired all of the shares in MCC S.A. Corredores de Bolsa, The total price for all the above transactions was US$30,727,453.

As a result of the acquisition of all the shares in MCC Asesorías SpA, this company was dissolved in accordance with the provisions in its bylaws, resulting in its merger with Itaú Corpbanca, which absorbed said company by owning 100% of its shares, and which then will become the legal successor to MCC S.A. Corredores de Bolsa, In addition, on the same date, an extraordinary shareholders’ meeting took place which decided to merge MCC S.A. Corredores de Bolsa into Itaú Corredores de Bolsa Limitada, As a result, Itaú Corredores de Bolsa Limitada emerged as the subsisting entity, holding all the equity, rights, obligations, assets and liabilities of MCC S.A. Corredores de Bolsa, which was dissolved and then absorbed by Itaú Corredores de Bolsa Limitada, which will be the legal successor to MCC S.A. Corredores de Bolsa.

2. Termination of Transaction Agreement

On July 14, 2022, a Material Event of Itaú Corpbanca reported, among other facts, the following: that on June 3, 2022, Itaú Corpbanca, Itaú Unibanco Holding S.A. CorpGroup Interhold SpA, CorpGroup Interhold SpA, Inversiones Gasa Limitada and other entities related to CG Banking, entered into a “Termination Letter”, in order to terminate, among others, the Transaction Agreement entered into between those same parties on January 29, 2014, as amended on June 2, 2015 and January 20, 2017 (the “Transaction Agreement” or the “TA”), The Termination Letter took effect on July 14, 2022.

Acquisition of 20% ownership in Itaú Corredor de Seguros Colombia S.A.

On November 5, 2019, Itaú Corpbanca committed to acquire 20% of the shares that Helm LLC holds in Itaú Corredor de Seguros de Colombia S.A.

By Resolution No, 8159 dated December 28, 2021, and in accordance with the provisions of Article 76 and subsequent articles of the General Banking Law, the Financial Market Commission authorized Itaú Corpbanca to make investments abroad consisting of directly and indirectly acquiring, through Itaú Holding Colombia S.A. 4,800 shares issued by Itaú Corredor de Seguros Colombia S.A. equivalent to 20% of the share capital of the latter company. After obtaining the necessary regulatory approvals to proceed with this acquisition, on March 25, 2022, Itaú Corpbanca and its subsidiary Itaú Holding Colombia S.A.S. acquired the 4,800 shares owned by Helm LLC in Itaú Corredor de Seguros Colombia S.A. at a total price of US$3,188,323.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-121

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 23 – Contingencies, Commitments, and Responsibilities, continued

c)	Contingent loans

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to grant loans together with the relevant allowances for loan losses:

	As of December 31,
	2022	2021
	MCh$	MCh$
Collateral and guarantees	603,177	552,340
Confirmed foreign letters of credit	153,764	284,259
Letters of credit issued	8,950	10,472
Documented guarantees	1,954,387	1,800,785
Available on demand credit lines	4,757,552	4,496,446
Other credit commitments	601,476	715,621
Totals	8,079,306	7,859,923

For information on provisions for contingent loans, see Note 21, letter b.

d)    Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from its regular course of business:

	As of December 31,
	2022	2021
	MCh$	MCh$
Third-party transactions
Debt Collections	16,387	18,270
Transferred financial assets managed by the Bank	1,126,576	1,122,204
Third-party resources managed by the Bank and its subsidiaries	480,718	—
Subtotal	1,623,681	1,140,474
Custody of securities
Safeguarded securities held by the Bank and its affiliates	5,122,461	3,818,287
Safeguarded securities deposited in another entity	287,000	245,863
Securities issued by the Bank itself	100,506	100,106
Subtotal	5,509,967	4,164,256
Totals	7,133,648	5,304,730

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-122

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 23 – Contingencies, Commitments, and Responsibilities, continued

e)    Guarantees, Contingencies and other

Banco Itaú Chile

As a result of the financial tensions generated by the pandemic Covid-19, the Central Bank of Chile has made available to the banks the Conditional Credit Facility to Increase Loans (FCIC) and the Liquidity Credit Line (LCL), This special financial line FCIC is guaranteed by high quality credit and/or bonds issued by the Central Bank of Chile (BCCh), They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry. On January 31, 2022, the Central Bank established an optional mecanisim in order to incorporate LCL into the FCIC. The bank consolidate both instruments into FCIC extending its maturity for an additional two years.

As of December 31, 2022, the bank has endorsed loans to guarantee the use of the Facility of Credit Conditional on the Increase in Loans (FCIC) provided by the Central Bank of Chile, The outstanding principal amount of the pledged loans totals MCh$2,401,690 (as of December 31, 2021 MCh$1,946,822 and as of January 1, 2021 MCh$1,766,997), while the credit quality of the loans granted varies between A1 and A4, Additionally, the bank has pledged as collateral, financial instruments classified in the portfolio at fair value through other comprehensive income for an amount of MCh$200,096 (as of December 31, 2021 MCh$837,869 and January 1, 2021 MCh$319,213).

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

Entity	From	To	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A	4-15-2022	4-14-2023 (1)	60,000 and 500	Itaú Corredores de Seguro S.A

(1) Policy N°6302137 and N° 6302138 were renewed on April 15, 2023, for UF500 and UF60,000, respectevely.

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

Entity	From	To	Amount (UF)	Beneficiary
Mapfre Compañía de Seguros S.A	4-22-2022	4-22-2024	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A	4-22-2022	4-22-2024	4,000	Bolsa de Comercio de Santiago

In addition, the Company has contracted a comprehensive insurance policy to provide for possible situations of operational fidelity. The detail of the comprehensive insurance policy is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Orion Seguros Generales S.A.	06-30-2022	06-30-2023	5,000 and 10,000	Bolsa Electrónica de Chile

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-123

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 23 – Contingencies, Commitments, and Responsibilities, continued

The Company pledged the shares of the Santiago Stock Exchange in favor of said company, to guarantee compliance with the obligations with respect to transactions carried out with other brokers. The amount amounts to MCh$326 as of December 31, 2022 (MCh$8,661 as of December 31, 2021).

The Broker is registered in the Registry of Portfolio Administrators since November 22, 2017, for which it maintains a guarantee ticket in Banco Itaú Chile with an expiration date of June 18, 2022, for an amount of UF 10,000 as representative of the beneficiaries of the guarantee in articles 98 and 99 of Law No. 20,172, in order to guarantee the faithful and full compliance of the Portfolio Administration obligations.

There are guarantees constituted of US$100,000 equivalent to MCh$85, to guarantee operations with foreign traders, Pershing.

As of December 31, 2022, the Broker maintains in the Santiago Stock Exchange, cash and fixed income securities to guarantee operations in the Securities Clearing and Settlement House for MCh$4,773 (MCh$4,610  as of December 31, 2021).

Itaú Administradora General de Fondos S.A.

During the year 2022, the Company has contracted a guarantee certificate in order to guarantee the faithful fulfillment of the obligations of the Administrator for the administration of third party funds and the indemnification of the damages resulting from its non-compliance in accordance with the provisions of articles 12 and 13 of the Sole Law of Funds No. 20,712.

Below are the guarantee slips and beneficiaries that Itaú Administradora General de Fondos S.A. maintains in effect to date, which were required to comply with the obligations of portfolio management contracts, their committees, Funds, payment of labor and social obligations with the contractor’s workers:

Entity	From	To	Amount (UF)	Beneficiary
Banco Bice	12-30-2021	12-29-2023	500	Corporación del fomento de la producción CORFO
Banco Bice	12-30-2021	12-29-2023	15,000	Corporación del fomento de la producción CORFO

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-124

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 24 – Equity

a) Movements in equity accounts and reserves (attributable to the equity holders of the Bank):

As of December 31, 2022, 2021 and 2020, the paid-in capital of the Bank is represented by common shares subscribed and paid, with no par value, and its motion presented below:

	Common shares
	2022	2021	2020
	(number)	(number)	(number)
Issued as of January 1,	973,517,871,202	512,406,760,091	512,406,760,091
Issuance of paid shares		461,111,111,111	—
Increase in share for Itaú-Corpbanca business combination	—	—	—
Issuance of shares pending payment	—	—	—
Repurchase of own shares	—	—	—
Sale of own shares	—	—	—
Issued as of December 31,	973,517,871,202	973,517,871,202	512,406,760,091

●	Subscribed and paid shares

As of December 31, 2022 and 2021, the Banks capital is represented by 973,517,871,202 ordinary shares subscribed and paid, for a total of MCh$2,687,951 and MCh$2,688,131, respectively.

During 2021 the Bank carried out a capital increase process, where were subscribed and paid 461,111,111,111 ordinary shares were issued at a price of Ch$1.80 per share. As of December 31, 2020, the Bank has a capital in the amount of MCh$1,862,826, consisting of 512,406,760,091 common shares subscribed and paid, with no par value.

●	Purchase and sale of own shares

During the years ended December 31, 2022, 2021 and 2020 there were no transactions for the purchase and sale of company-issued shares. During fiscal year 2021, the bank entered into a capital increase process where the aforementioned shares were subscribed.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-125

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 24 – Equity, continued

●	List of major shareholders

The shareholders list as of December 31, 2022, 2021 and 2020, is as follows:

	Shares
	2022		2021		2020
	Number of	Ownership	Number of	Ownership	Number of	Ownership
Company name or shareholder name	shares	%	shares	%	shares	%
Itaú Unibanco	638,826,855,128	65.62%	551,015,065,630	56.60%	200,966,823,626	39.22%
ITB Holding Brasil Participaçoes Ltda. (1)	337,067,239,334	34.62%	242,989,430,571	24.96%	62,567,655,359	12.21%
Itaú Unibanco Holding S.A.	256,035,852,654	26.30%	256,035,852,654	26.30%	115,039,610,411	22.45%
CGB II SpA	18,011,182,273	1.85%	24,277,201,538	2.49%	10,908,002,836	2.13%
CGB III SpA	4,006,137,826	0.41%	4,006,137,826	0.41%	1,800,000,000	0.35%
Saga II SpA	15,579,424,880	1.60%	15,579,424,880	1.60%	7,000,000,000	1.37%
Saga III SpA	8,127,018,161	0.84%	8,127,018,161	0.84%	3,651,555,020	0.71%

Saieh Family	12,944,134,744	1.33%	139,150,760,455	14.29%	140,835,760,455	27.49%
Corp Group Banking S.A. (2)	10,336,224,362	1.06%	134,442,850,073	13.81%	136,127,850,073	26.57%
Compañía Inmobiliaria y de Inversiones Saga SpA	2,607,910,382	0.27%	4,707,910,382	0.48%	4,707,910,382	0.92%

International Finance Corporation	11,189,693,524	1.15%	18,974,820,165	1.95%	17,017,909,711	3.32%

Others	310,557,187,806	31.90%	264,377,224,952	27.16%	153,586,266,299	29.97%
Local Securities Brokerage	154,068,949,153	15.83%	140,668,223,148	14.45%	80,382,817,848	15.69%
ADRs Holders and Inst. Foreign Investors	75,531,854,039	7.76%	54,904,718,599	5.64%	35,127,077,810	6.86%
Local institutional investors	69,728,964,485	7.16%	57,548,753,873	5.91%	25,351,261,131	4.95%
Other minority shareholders	11,227,420,129	1.15%	11,255,529,332	1.16%	12,725,109,510	2.48%
Totals	973,517,871,202	100.00%	973,517,871,202	100.00%	512,406,760,091	100.00%

(1)Includes 103,736,846,776 shares owned by ITB Holding Brasil Participações Ltda. under custody.

(2)As of December 31, 2022 and 2021 includes 36,000,000 shares owned by Corp Group Banking S.A. under custody.

(3)    The percentages included in this column have been rounded for ease of presentation. These Percentages have been calculated on the basis of the     unrounded figures presented in the “No. Shares” column.

b)    Dividends

At the Ordinary Meeting of the Shareholders of Banco Itaú Chile held on March 24, 2022 the shareholders agreed to distribute profits for MCh$83,342 representing 30% of the profits for 2021.

	Income	Allocated to
	attributable to	reserves and					Dividend per
	equity holders	retained	Allocated to	Percentage			share
Years	(1)	earnings (1)	dividends	distributed		Number of shares	(in pesos)
	MCh$	MCh$	MCh$	%
Year 2021 (Shareholders’ Meeting March 2022)	279,765	196,423	83,342	30%	%	973,517,871,202	0.08561
Year 2020 (Shareholders’ Meeting March 2021)	(925,479)	(156,342)	—	0%	%	512,406,760,091	—

(1)   According to the Consolidated Financial Statements filed with the CMF.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-126

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 24 – Equity, continued

As of December 31, 2022, 2021 and 2020, the basic earnings and diluted earnings are as follows:

	As of and for the years ended December 31,
	2022		2021		2020
	N° of Shares	Amount	N° of Shares	Amount	N° of Shares	Amount
	Millions	MCh$	Millions	MCh$	Millions	MCh$
Basic earnings per share
Net income for the year	—	443,288	—	273,410	—	(808,784)
Weighted average number of outstanding shares	973,518	—	598,861	—	512,407	—
Assumed convertible debt conversion	—	—	—	—	—	—
Adjusted number of outstanding shares	973,518	—	598,861	—	512,407	—
Basic earnings per share (Chilean pesos)	—	0.455	—	0.457	—	(1.578)
Diluted earnings per share
Net income for the year	—	443,288	—	273,410	—	(808,784)
Weighted average number of outstanding shares	973,518	—	598,861	—	512,407	—
Dilutive effects
Assumed convertible debt conversion	—	—	—	—	—	—
Conversion of common shares	—	—	—	—	—	—
Options rights	—	—	—	—	—	—
Adjusted number of shares	973,518	—	598,861	—	512,407	—
Diluted earnings per share (Chilean pesos)	—	0.455	—	0.457	—	(1.578)

During the years ended December 31, 2022, 2021 and 2020, there were no dilutive effects.

c)    Valuation accounts

Financial instruments at FVTOCI: It includes accumulated net changes in the fair value of investments at FVTOCI for the years ended on December 31, 2022, 2021 and 2020.

Hedge of net investment in foreign operations: Corresponds to adjustments for hedges of net investments in foreign operations.

Cash flows hedge: It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results of the period.

Exchange differences on investments in Colombia and New York branch: It includes the effects of converting the financial statements of the New York branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco Itaú Chile (Chilean peso).

Defined benefits obligations: This includes the effects of complying with IAS 19 “Employees Benefit”.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-127

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 24 – Equity, continued

The following are the equity effects and income taxes for years ended December 31, 2022, 2021 and 2020:

				Exchange
				differences on
			Hedge of net	investment in
	Debt		investments in	Colombia and	Defined	Equity
	instruments	Cash flow	foreign	New York	benefits	instruments
As of December 31, 2022	at FVTOCI	hedge	operations	branch	obligations	at FVTOCI	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other comprehensive income (loss) before income taxes
Opening balances as of January 1, 2022	(129,884)	40,700	(25,747)	24,203	(5,147)	1,240	(94,635)
Effects for the year	41,575	35,577	(42,070)	(78,901)	2,294	1,739	(39,786)
Reclasification new bussines model according to IFRS 9	102,250	—	—	—	—	—	102,250
Termination of accounting hedges highly probable transactions	—	(61,330)	—	—	—	—	(61,330)
Ending balances as of December 31, 2022	13,941	14,947	(67,817)	(54,698)	(2,853)	2,979	(93,501)

Income taxes related to components of other comprehensive income (loss)
Opening balances as of January 1, 2022	(3,305)	(20,871)	18,849	—	1,994	—	(3,333)
Effects for the period	(7,761)	(683)	3,730	—	(1,055)	—	(5,769)
Reclasification new bussines model according to IFRS 9	(16,064)	—	—	—	—	—	(16,064)
Termination of accounting hedges highly probable transactions	—	16,559	—	—	—	—	16,559
Ending balances as of December 31, 2022	(27,130)	(4,995)	22,579	—	939	—	(8,607)

Net balances as of December 31, 2022	(13,189)	9,952	(45,238)	(54,698)	(1,914)	2,979	(102,108)

				Exchange
				differences on
			Hedge of net	investment in
	Debt		investments	Colombia and	Defined		Equity
	instruments	Cash flow	in foreign	New York	benefits		instruments
As of December 31, 2021	at FVTOCI	hedge	operations	branch	obligations		at FVTOCI	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$
Other comprehensive income (loss) before income taxes
Opening balances as of January 1, 2021	33,154	(8,621)	63,339	(26,829)	(8,116)	—	1,660	54,587
Effects for the year	(163,038)	49,321	(28,239)	51,032	2,969		(420)	(88,375)
Reclassifications due to the discontinuation of the net investment in Itaú Colombia hedge	—	—	(60,847)	—	—		—	(60,847)
Ending balances as of December 31, 2021	(129,884)	40,700	(25,747)	24,203	(5,147)		1,240	(94,635)

Income taxes related to components of other comprehensive income (loss)
Opening balances as of January 1, 2021	(12,760)	(2,067)	(15,168)	—	2,232	—	—	(27,763)
Effects for the year	9,455	(18,804)	17,331	—	(238)		—	7,744
Reclassifications due to the discontinuation of the net investment in Itaú Colombia hedge	—	—	16,686	—	—		—	16,686
Ending balances as of December 31, 2021	(3,305)	(20,871)	18,849	—	1,994		—	(3,333)

Net balances as of December 31, 2021	(133,189)	19,829	(6,898)	24,203	(3,153)		1,240	(97,968)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-128

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 24 – Equity, continued

				Exchange
				differences on
			Hedge of net	investment
	Debt		investments	in Colombia	Defined		Equity
	instruments	Cash flow	in foreign	and New York	benefits		instruments
As of December 31, 2020	at FVTOCI	hedge	operations	branch	obligations		at FVTOCI	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$
Other comprehensive income (loss) before income taxes
Opening balances as of January 1, 2020	37,484	(822)	(17,383)	37,328	(6,484)	—	1,739	51,862
Effects for the year	(4,330)	(7,799)	80,722	(64,169)	(1,632)		310	3,102
Transfer of gain on disposal of equity investments at fair value through other comprehensive income to retained earnings	—	—	—	12	—		(389)	(377)
Ending balances as of December 31, 2020	33,154	(8,621)	63,339	(26,829)	(8,116)		1,660	54,587

Income taxes related to components of other comprehensive income (loss)
Opening balances as of January 1, 2020	(12,705)	(465)	6,627	—	1,798	—	—	(4,745)
Effects for the year	(55)	(1,602)	(21,795)	—	434		—	(23,018)
Ending balances as of December 31, 2020	(12,760)	(2,067)	(15,168)	—	2,232		—	(27,763)

Net balances as of December 31, 2020	20,394	(10,688)	48,171	(26,829)	(5,884)		1,660	26,824

d)    Reserves

This item includes “Reserves from earnings” and “Other non-earnings reserves”.

Reserves from earning includes reserves from Banco Itaú Chile before the business combination which as of January 1, 2020 amounted to MCh$451,011 this reserves were absorbed by the loss recognized for the year ended on December 31, 2020. During the year 2022 and 2021, no additional reserves have been recorded.

Reserves from “Other non-earnings reserves”:

As of December 31, 2022, the reserve amounted to MCh$227,839 which includes effecs recognized due to the discontinuation of the highly probable transaction, acquisition of other entities from the group and the increase participation in Colombia.

As of December 31, 2021, the reserve amounted to MCh$467,279 which includes effects reconized due to the discontinuation of the net investment in Itaú Colombia hedge.

As of December 31, 2020 included the adjustments recorded as a result of the business combination between Banco Itaú Chile and Corpbanca for MCh$744,838. Parts of this reserves were absorbed by the loss recognized for the year ended on December 31, 2020 amounting to MCh$423,118

e)    Retained earnings from prior years

This item includes MCh$190,068 and MCh$273,410 of profits recorded for the years ended December 31, 2022 and 2021, respectively. For the year ended on 2020 no earnings where recorded due to the loss situations presented.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-129

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 24 – Equity, continued

f)    Non-controlling interest

This corresponds to the net amount of equity in the consolidated subsidiaries attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the year is detailed as follows:

As of December 31, 2022				Other Comprehensive Income
						Hedge of
					Exchange	net
				Financial	differences	investment	Cash	Defined		Total other	Total
	Non-		Net	instruments at	on	in foreign	flows	benefits	Deferred	comprehensive	comprehensive
Subsidiaries	controlling	Equity	income	FVTOCI (1)	translation	operations	hedge	obligations	Tax	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A. (1)	0.013%	—	—	—	—	—	—	—	—	—	—
Itaú Colombia S.A. and subsidiaries	0.538%	874	72	93	(238)	(32)	(21)	15	(19)	(202)	(130)
Totals		874	72	93	(238)	(32)	(21)	15	(19)	(202)	(130)
(1)	Financial instruments at FVTOCI include debt instruments for MCh$93.

As of December 31, 2021				Other Comprehensive Income
						Hedge of
					Exchange	net
				Financial	differences	investment	Cash	Defined		Total other	Total
	Non-		Net	instruments at	on	in foreign	flows	benefits	Deferred	comprehensive	comprehensive
Subsidiaries	controlling	Equity	income	FVTOCI (1)	translation	operations	hedge	obligations	Tax	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A. (1)	20.015%	486	74	—	—	—	—	—	—	—	74
Itaú Colombia S.A. and subsidiaries	12.900%	77,225	2,753	(3,474)	8,189	1,817	(3,051)	440	1,876	5,797	8,550
Totals		77,711	2,827	(3,474)	8,189	1,817	(3,051)	440	1,876	5,797	8,624
(1)	Financial instruments at FVTOCI include debt instruments for MCh$3,807 and equity instruments MCh$52 loss.

As of December 31, 2020				Other Comprehensive Income
Hedge of
					Exchange	net
				Financial	differences	investment	Cash	Defined		Total other
	Non-		Net	instruments at	on	in foreign	Flows	benefits	Deferred	comprehensive	Comprehensive
Subsidiaries	controlling	Equity	income	FVTOCI (2)	translation	operations	hedges	obligations	Tax	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.015%	404	(33)	—	—	—	—	—	—	—	(33)
Itaú Colombia S.A. and subsidiaries (1)(2)	12.900%	68,683	(17,338)	(3,859)	(7,602)	—	2,117	1,629	(272)	(7,987)	(25,325)
Itaú Corredores de Seguros S.A.	—%	—	—	—	—	—	—	—	—	—	—
Totals		69,087	(17,371)	(3,859)	(7,602)	—	2,117	1,629	(272)	(7,987)	(25,358)
(1)	Financial instruments at FVTOCI include debt instruments for MCh$678 loss and equity instruments MCh$274 gain.
(2)

On December 3, 2019, after obtaining regulatory approvals from banking supervisors in Chile, Colombia and Brazil, Banco Itaú Chile completed the acquisition of the Itaú Colombia shares owned by Helm LLC and Kresge Stock Holding Company Inc. As a result of these acquisitions, Banco Itaú Chile owns approximately 87.10% of the shares of Itaú Colombia.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-130

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 24 – Equity, continued

The following table shows the non-controlling interest movements for the year ended December 31, 2022, 2021 and 2020:

	As of December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Opening balances as of January 1,	77,711	69,087	94,445
Increase participation in Colombia	(76,707)	—	—
Comprehensive income	(130)	8,624	(25,358)
Ending balances as of December 31,	874	77,711	69,087

Details for the main subsidiary of Banco Itaú Chile with non-controlling interest are as follows:

		As of December 31,
		2022		2021
		Group	Non-controlling	Group	Non-controlling
Entity Name	Country	participation	participation	participation	participation
Itaú Colombia S.A. and subsidiaries	Colombia	99.462%	0.538%	87.100%	12.900%

Summarized financial information for the main subsidiary with non-controlling interest, is as follows:

	As of December 31,
Summary Statements of Financial Position	2022	2021
	MCh$	MCh$
Current assets	4,790,182	6,084,224
Current liabilities	(2,919,490)	(4,021,720)
Net current assets (liabilities)	1,870,692	2,062,504

Non-current assets	665,911	712,102
Non-current liabilities	(2,199,580)	(2,203,537)
Net non-current assets (liabilities)	(1,533,669)	(1,491,435)

Total net assets (liabilities)	337,023	571,069

Accumulated non-controlling interest	874	77,711

	For the years ended December 31,
Summary Income Statements	2022	2021
	MCh$	MCh$
Interest income and readjustments	502,125	341,292
Income for the year	7,633	7,210
Non-controlling interests income	41	2,753

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-131

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 24 – Equity, continued

	For the years ended December 31,
Summary Cash Flows Statements	2022	2021
	MCh$	MCh$

Net cash flows provided by (used in) operating activities	(186,515)	638,437
Net cash flows provided by (used in) investing activities	(140,766)	35,840
Net cash flows provided by (used in) financing activities	(138,264)	43,822
Net increase (decrease) in cash flows	(465,545)	718,099

g) Consolidated comprehensive income for the years ended December 31, 2022, 2021 and 2020

	2022
	Equity holders	Non-controlling
Concepts	of the Bank	interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the year	443,288	72	443,360
Other comprehensive income (loss) before income taxes
Debt instruments at fair value through other comprehensive income	41,575	93	41,668
Hedge of net investment in foreign operations	(42,070)	(32)	(42,102)
Cash flows hedge	(25,753)	(21)	(25,774)
Exchange differences	(78,901)	(238)	(79,139)
Changes in the fair value of equity investments at fair value through other comprehensive income	1,739	—	1,739
Defined benefits obligation	2,294	15	2,309
Subtotals	(101,116)	(183)	(101,299)
Income taxes
Debt instruments at fair value through other comprehensive income	(7,761)	(38)	(7,799)
Hedge of net investment in foreign operations	3,730	19	3,749
Cash flows hedge	15,876	6	15,882
Defined benefits obligation	(1,055)	(6)	(1,061)
Subtotals	10,790	(19)	10,771
Other comprehensive loss for the year	(90,326)	(202)	(90,528)
Comprehensive loss for the year	352,962	(130)	352,832

	2021
	Equity holders	Non-controlling
Concepts	of the Bank	interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the year	273,410	2,827	276,237
Other comprehensive income (loss) before income taxes
Debt instruments at fair value through other comprehensive income	(163,038)	(3,410)	(166,448)
Hedge of net investment in foreign operations	(28,239)	1,817	(26,422)
Cash flows hedge	49,321	(3,051)	46,270
Exchange differences	51,032	8,189	59,221
Changes in the fair value of equity investments at fair value through other comprehensive income	(420)	(64)	(484)
Defined benefits obligation	2,969	440	3,409
Subtotals	(88,375)	3,921	(84,454)
Income taxes
Debt instruments at fair value through other comprehensive income	9,455	1,114	10,569
Hedge of net investment in foreign operations	17,331	1,086	18,417
Cash flows hedge	(18,804)	(288)	(19,092)
Defined benefits obligation	(238)	(36)	(274)
Subtotals	7,744	1,876	9,620
Other comprehensive income for the year	(80,631)	5,797	(74,834)
Comprehensive income for the year	192,779	8,624	201,403

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-132

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 24 – Equity, continued

	2020
	Equity holders	Non-controlling
Concepts	of the Bank	interest	Totals
	MCh$	MCh$	MCh$
Income (loss) for the year	(808,784)	(17,371)	(826,155)
Other comprehensive income (loss) before income taxes
Debt instruments at fair value through other comprehensive income	(4,330)	(3,905)	(8,235)
Hedge of net investment in foreign operations	80,722	—	80,722
Cash flow hedge	(7,799)	2,117	(5,682)
Exchange differences	(64,169)	(7,602)	(71,771)
Changes in the fair value of equity investments at fair value through other comprehensive income	310	46	356
Defined benefits obligation	(1,632)	1,629	(3)
Subtotals	3,102	(7,715)	(4,613)
Income taxes
Debt instruments at fair value through other comprehensive income	(55)	1,613	1,558
Hedge of net investment in foreign operations	(21,795)	—	(21,795)
Cash flow hedge	(1,602)	(1,432)	(3,034)
Defined benefits obligation	434	(453)	(19)
Subtotals	(23,018)	(272)	(23,290)
Other comprehensive income (loss) for the year	(19,916)	(7,987)	(27,903)
Comprehensive income (loss) for the year	(828,700)	(25,358)	(854,058)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-133

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 25 – Interest Income and Interest Expense

This item comprises interest accrued and inflation adjustment in the year by all financial assets and liabilities, interest income and expenses, whose implicit or explicit performance is measured by applying the effective interest rate method, independently if these are measured at fair value, as well as the effects from accounting hedges, which are part of the interest income and expenses included in the Consolidated Statement of Income (Loss) for the year.

a)    The composition of interest income and inflation-indexing for the years ended December 31, 2022, 2021 and 2020 is as follows:

	For the years ended December 31,
	2022			2021			2020
		Inflation			Inflation			Inflation
	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under agreements to resell	18,265	—	18,265	3,712	—	3,712	3,567	—	3,567
Loans and receivables to banks	2,009	—	2,009	621	—	621	1,541	—	1,541
Commercial loans	976,295	577,468	1,553,763	610,371	269,316	879,687	732,791	116,425	849,216
Mortgage loans	225,613	744,556	970,169	190,326	324,732	515,058	189,833	116,993	306,826
Consumer loans	411,737	273	412,010	304,385	191	304,576	323,836	130	323,966
Financial investments	260,383	73,417	333,800	45,629	44,918	90,547	58,083	20,955	79,038
Other interest income	80,260	10,841	91,101	10,575	6,355	16,930	7,624	1,821	9,445
Gain (loss) from accounting hedges (2)	75,349	(279,333)	(203,984)	39,475	(163,104)	(123,629)	25,980	(49,905)	(23,925)
Totals	2,049,911	1,127,222	3,177,133	1,205,094	482,408	1,687,502	1,343,255	206,419	1,549,674

b)    For the years ended December 31, 2022, 2021 and 2020, the detail of the amount of interest and inflation-indexation adjustment expense is as follows:

	For the years ended December 31,
	2022			2021			2020
		Inflation			Inflation			Inflation
	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals	Interest	adjustments (1)	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(95,890)	(3,041)	(98,931)	(30,027)	(1,185)	(31,212)	(46,530)	(312)	(46,842)
Obligations under repurchase agreements	(28,069)	—	(28,069)	(5,784)	(5)	(5,789)	(8,621)	(1)	(8,622)
Time deposits and other time liabilities	(728,155)	(104,436)	(832,591)	(152,854)	(19,436)	(172,290)	(254,633)	(7,764)	(262,397)
Interbank borrowings	(58,875)	(3,977)	(62,852)	(29,127)	—	(29,127)	(55,541)	—	(55,541)
Debt instruments issued	(263,595)	(771,403)	(1,034,998)	(200,692)	(329,961)	(530,653)	(200,911)	(129,539)	(330,450)
Other financial liabilities	(10,529)	(17,866)	(28,395)	(49)	—	(49)	(215)	—	(215)
Lease obligations	(3,658)	—	(3,658)	(3,725)	—	(3,725)	(4,923)	4	(4,919)
Other Interest expense	—	—	—	(68)	(14,948)	(15,016)	(84)	(7,543)	(7,627)
Gain (loss) from hedge accounting (2)	82,828	—	82,828	76,666	—	76,666	33,376	—	33,376
Totals	(1,105,943)	(900,723)	(2,006,666)	(345,660)	(365,535)	(711,195)	(538,082)	(145,155)	(683,237)

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

(2)    The mark to market adjustments are presented in this line for hedging derivatives used in hedging of assets except in the case of foreign currency hedges and cash flow hedges (cross-currency), their all-in mark to market adjustment is included in the foreign exchange gain (losses) (see Note 28 “Net foreign exchange income (losses)”).

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-134

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 26 – Fee and Commission Income and Expense

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

a)    Fee and commission income

This item comprises the financial income for the year corresponding to remunerations generated by the services rendered by the Bank and its subsidiaries and corresponds to the following items:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	3,814	2,571	1,990
Fees and commissions from guarantees and letters of credit	24,134	19,261	20,043
Fees and commissions from card services	85,082	70,292	58,359
Fees and commissions from accounts management	13,157	12,132	12,438
Fees and commissions from collections and payments	42,187	25,435	24,419
Fees and commissions from brokerage and securities management	3,534	9,407	9,365
Fees and commissions from asset management	13,776	21,944	23,086
Compensation for insurance brokerage	43,149	35,783	30,097
Investment banking and advisory fees	9,577	9,250	7,471
Fees and commissions from student loans ceded	5,509	5,649	5,639
Commissions on loan transactions	850	668	742
Commissions for mortgage loans	131	81	39
Other fees from services rendered	4,276	8,780	6,838
Other commissions earned	13,964	5,556	3,852
Totals	263,140	226,809	204,378

b)    Fee and commission expense

This item includes expenses for commissions accrued during the year from operations, and corresponds to the following items:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Compensation for cards transactions	(51,431)	(42,191)	(38,822)
Fees and commissions for securities transactions	(5,458)	(4,128)	(4,660)
Commissions paid for foreign trade transactions	(3,796)	(2,771)	(2,438)
Commissions paid for customer loyalty program benefits	(22,188)	(17,307)	(11,082)
Commissions paid for services to customers management	—	(1,748)	(1,808)
Other commissions paid	(7,268)	(5,122)	(4,569)
Totals	(90,141)	(73,267)	(63,379)

Commissions earned on loans with mortgage finance bonds are recorded in the Consolidated Statement of Income (Loss) under “Interest income.”

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-135

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 26 – Fee and Commission Income and Expense, continued

c)    Below are the income and expenses for commissions generated by segment and the revenue recognition calendar for ordinary activities, for the year ended December 31, 2022 according to IFRS 15.

	For the year ended December 31, 2022
				Revenue recognition calendar
	Segments			for ordinary activities
					Transferred
				Transferred	at a point in	Accrual
	Chile	Colombia	Total	over time	time	model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	2,237	1,577	3,814	—	3,814	—
Fees and commissions from guarantees and letters of credit	18,971	5,163	24,134	—	24,134	—
Fees and commissions from card services	55,338	29,744	85,082	25,775	59,307	—
Fees and commissions from accounts management	11,826	1,331	13,157	—	13,157	—
Fees and commissions from collections and payments	20,299	21,888	42,187	3,436	36,986	1,765
Fees and commissions from brokerage and securities management	2,586	948	3,534	295	3,239	—
Fees and commissions from asset management	13,482	294	13,776	—	13,776	—
Compensation for insurance brokerage	39,097	4,052	43,149	—	—	43,149
Investment banking and advisory fees	6,122	3,455	9,577	4,189	5,388	—
Fees and commissions from student loans ceded	5,509	—	5,509	—	5,509	—
Commissions on loan transactions	850	—	850	—	850	—
Commissions for mortgage loans	131	—	131	—	131	—
Other fees from services rendered	4,238	38	4,276	—	4,276	—
Other commissions earned	11,379	2,585	13,964	—	13,964	—
Totals	192,065	71,075	263,140	33,695	184,531	44,914

	For the year ended December 31, 2022
				Revenue recognition calendar
	Segments			for ordinary activities
					Transferred
				Transferred	at a point in	Accrual
	Chile	Colombia	Total	over time	time	model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission expenses
Commissions from card operation	(22,807)	(28,624)	(51,431)	(24,398)	(27,033)	—
Fees and commissions for securities transactions	(3,942)	(1,516)	(5,458)	(8)	(5,451)	—
Commissions paid for foreign trase transactions	(3,796)	—	(3,796)	—	—	—
Commissions paid for customer loyalty program benefits	(17,430)	(4,758)	(22,188)	—	(22,188)	—
Commissions paid for services to customers management	—	—	—	—	—	—
Other commissiones paid	(2,423)	(4,845)	(7,268)	(1)	(10,527)	(535)
Totals	(50,398)	(39,743)	(90,141)	(24,407)	(65,199)	(535)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-136

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 27 – Net Income (Expense) from Financial Operations

This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof.

Net income (expense) from financial operations in the Consolidated Statements of Income for the year is as follows:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Trading instruments (securities)	7,612	(16,517)	23,696
Financial derivative contracts (trading)	205,828	77,172	40,714
Financial assets measured at fair value through profit and loss, showing separately those held for trading and those designated at initial recognition	(918)	—	—
Sale of loans and accounts receivable from customers (1)	4,734	12,132	6,476
Net gain on sale of financial instruments at fair value through other comprehensive income	(23,123)	(31,084)	58,092
Net result of ineffectiveness and discontinuation of hedge accounting	1,271	3,844	(19,890)
Others	5,437	10,363	1,799
Totals	200,841	55,910	110,887

(1)    See details Note 10, letter d.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-137

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 28 – Net Foreign Exchange Gain (Loss)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in foreign currency at the time of their disposal. Net foreign exchange gains (losses) details are as follows:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Net foreign exchange gain (loss)
Gain (loss) on net foreign currency exchange positions	(64,358)	145,429	(50,822)
Other foreign currency exchange gains (losses)	3,436	1,476	2,651
Subtotals	(60,922)	146,905	(48,171)
Net exchange rate adjustments gain (loss)
Adjustments for loans and accounts receivable from customers	446	1,610	(538)
Adjustment for other assets and liabilities	46	(12)	(4)
Net gain (loss) from hedge accounting	8,914	662	(25,751)
Subtotals	9,406	2,260	(26,293)
Totals	(51,516)	149,165	(74,464)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-138

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 29 – Provisions for Impairment of Financial Assets

The movement registered in income for the year related to allowances and impairment due to credit risk, for the years ended December 31, 2022, 2021 and 2020, is summarized as follows:

					Financial	Financial
	Interbank	Loans and accounts receivable from customers at amortized cost			instruments at	instruments at	Contingent
2022	loans	Commercial	Mortgage	Consumer	FVTOCI	amortized cost	loans	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loss for provisions established	(313)	(432,724)	(122,837)	(167,773)	(385)	(36)	(25,312)	(749,380)
Income for provisions released	296	228,499	18,558	70,098	726	127	12,697	331,001
Recovery of loans previously charged-off	—	43,250	7,438	34,028	—	—	—	84,716
Net charge to income	(17)	(160,975)	(96,841)	(63,647)	341	91	(12,615)	(333,663)

					Financial	Financial
	Interbank	Loans and accounts receivable from customers at amortized cost			instruments at	instruments at	Contingent
2021	loans	Commercial	Mortgage	Consumer	FVTOCI	amortized cost	loans	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loss for provisions established	(695)	(325,135)	(33,926)	(229,200)	(225)	(121)	(17,248)	(606,550)
Income for provisions released	388	162,388	11,664	77,778	487	95	27,795	280,595
Recovery of loans previously charged-off	—	22,865	5,500	35,150	—	—	—	63,515
Net charge to income	(307)	(139,882)	(16,762)	(116,272)	262	(26)	10,547	(262,440)

					Financial	Financial
	Interbank	Loans and accounts receivable from customers at amortized cost			instruments at	instruments at	Contingent
2020	loans	Commercial	Mortgage	Consumer	FVTOCI	amortized cost	loans	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loss for provisions established	(10)	(541,857)	(27,516)	(223,664)	(250)	(86)	(16,366)	(809,749)
Income for provisions released	218	173,955	9,667	86,312	1,649	9	10,861	282,671
Recovery of loans previously charged-off	—	25,511	2,558	32,779	—	—	—	60,848
Net charge to income	208	(342,391)	(15,291)	(104,573)	1,399	(77)	(5,505)	(466,230)
(1)	The amounts in the Consolidated Statements of Cash Flows for the year are as follows:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Charge to income for provisions established	749,380	606,550	809,749
Credit to income for provisions used	(331,001)	(280,595)	(282,671)
	418,379	325,955	527,078

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-139

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 29 – Provisions for Impairment of Financial Assets, continued

The detail by type of loans, analyzed collectively and individually, which were constituted and released by way of provision, is as follows:

		As of December 31, 2022
	Note	Provision established	Provision released	Totals
		MCh$	MCh$	MCh$
Commercial		(432,724)	228,499	(204,225)
Mortgage		(122,837)	18,558	(104,279)
Consumer		(167,773)	70,098	(97,675)
Subtotals	10	(723,334)	317,155	(406,179)
Interbank loans, net	9	(313)	296	(17)
Totals		(723,647)	317,451	(406,196)

		As of December 31, 2021
	Note	Provision established	Provision released	Totals
		MCh$	MCh$	MCh$
Commercial		(325,135)	162,388	(162,747)
Mortgage		(33,926)	11,664	(22,262)
Consumer		(229,200)	77,778	(151,422)
Subtotals	10	(588,261)	251,830	(336,431)
Interbank loans, net	9	(695)	388	(307)
Totals		(588,956)	252,218	(336,738)

		As of December 31, 2020
		Provisions established
	Note	Provision established	Provision released	Totals
		MCh$	MCh$	MCh$
Commercial		(541,857)	173,955	(367,902)
Mortgage		(27,516)	9,667	(17,849)
Consumer		(223,664)	86,312	(137,352)
Subtotals	10	(793,037)	269,934	(523,103)
Interbank loans, net	9	(10)	218	208
Totals		(793,047)	270,152	(522,895)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-140

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 30 – Personnel Salaries and Expenses

Personnel salaries expenses for the years ended December 31, 2022, 2021 and 2020 are broken down as follows:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Personnel compensation	(218,209)	(180,671)	(185,677)
Bonuses or gratifications	(67,828)	(79,945)	(68,154)
Compensation for years of service	(30,075)	(24,402)	(17,292)
Training expenses	(2,668)	(1,174)	(931)
Health and life insurance	(1,869)	(1,052)	(2,831)
Other personnel expenses	(20,849)	(19,476)	(17,306)
Totals	(341,498)	(306,720)	(292,191)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-141

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 31 – Administrative Expenses

For the years ended as of December 31, 2022, 2021 and 2020, the composition of this item is as follows:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Administrative expenses	(208,406)	(179,416)	(181,514)
Expenses for short-term leases	(1,976)	(1,846)	(1,478)
Other expenses of obligations for lease contracts	(232)	(457)	(207)
Maintenance and repair of fixed assets	(32,364)	(33,288)	(32,637)
Insurance payments	(18,822)	(18,320)	(17,428)
Office supplies	(1,693)	(1,315)	(1,756)
IT and communications expenses	(48,625)	(55,436)	(53,839)
Utilities and other services	(2,785)	(3,545)	(3,931)
Security and transportation of securities services	(5,643)	(5,694)	(6,754)
Representation and personnel traverl expenses	(1,783)	(846)	(1,263)
Legal and notarial expenses	(19,904)	(19,419)	(21,675)
Professional services fees	(1,477)	(1,581)	(1,629)
Technical report fees	(26,225)	(21,865)	(13,180)
Fines applied by the Financial Market Commission	(4)	(81)	—
Fines	(368)	(211)	(133)
Other administrative expense	(46,505)	(15,512)	(25,604)
Outsourced services	(33,771)	(31,417)	(28,539)
Data processing	(11,835)	(11,237)	(10,929)
Appraisal service	(50)	(88)	—
Call center service for sales, marketing, quality assurance and costumer service	(320)	(442)	(865)
External collection service	(1,649)	(1,135)	—
External cleaning service, casino, files and documents custody, furniture and equipment storage	(574)	(733)	—
Sale services and product distribution	(91)	(36)	—
Other outsourced services	(19,252)	(17,746)	(16,745)
Board of directors compensations	(1,239)	(1,358)	(1,310)
Board of directors compensations	(1,239)	(1,358)	(1,310)
Marketing and advertising	(14,529)	(12,937)	(11,914)
Taxes, real estate tax and other legal charges	(40,167)	(32,842)	(34,476)
Real estate taxes	(341)	(305)	(347)
Patents	(1,535)	(1,361)	(1,353)
Other taxes (1)	(28,419)	(22,191)	(23,660)
Contributions to CMF	(9,872)	(8,985)	(9,116)
Total	(298,112)	(257,970)	(257,753)

(1)    These amounts primarily correspond to taxes other than income taxes that affect Itaú Colombia and its subsidiaries (Colombian segment). These are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-142

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 32 – Depreciation, Amortization, and Impairment

a)    Depreciation and amortization

The amounts corresponding to charges to results for depreciation and amortization for the years ended December 31, 2022, 2021 and 2020, are detailed below:

		For the years ended December 31,
	Notes	2022	2021	2020
		MCh$	MCh$	MCh$
Amortization of intangible assets	13	(54,716)	(55,791)	(21,826)
Depreciación of property plant and equipment	14	(18,920)	(18,608)	(74,625)
Depreciation of assets for rights to use of assets	15	(22,551)	(27,184)	(29,993)
Totals		(96,187)	(101,583)	(126,444)

b)    Impairment

For the years ended December 31, 2022, 2021 and 2020, the composition of this item is as follows:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Impairment of financial investments at FVTOCI	—	—	—
Impairment of financial investments at amortized cost	—	—	—
Subtotal financial assets	—	—	—
Impairment of intangible assets (1)	—	—	(38,849)
Impairment of intangibles generated in business combinations (2)	—	—	(113,911)
Impairment of goodwill (3)	—	—	(651,825)
Impairment of property, plant and equipment (4) (5) (6)	(10)	(91)	(10,294)
Subtotal Non-financial assets	(10)	(91)	(814,879)
Totals	(10)	(91)	(814,879)
(1)

Impairment of intangibles due to the integration of the systems in Chile: MCh$31,426 for systems and MCh$3,098 for projects. Also includes deterioration of systems and software in Colombia of MCh$4,325.

(2)	Impairment of intangibles generated in business combinations includes MCh$113,138 from Itaú Colombia and MCh$773 from Itaú Corredor de Seguros Colombia.
(3)	Impairment of Goodwill for MCh$412,356 in Chile CGU and MCh$239,469 in Colombia CGU.
(4)	For the year ended December 31, 2020 an impairment of ATM equipment for MCh$24 was recorded.
(5)	For the year ended December 31, 2020 an impairment of fixed assets due to restructuring plan for MCh$867 was recorded.
(6)	For the year ended December 31, 2020 an impairment of improvements in leased properties due to restructuring due to the restructuring plan for MCh$9,403 was recorded.

The Bank has defined two CGUs: CGU Chile (Banco Itaú Chile and its Chileans subsidiaries and subsidiary allocated in New York) and CGU Colombia (Itaú Colombia and its subsidiaries and Itaú Corredores de Seguros S.A.). These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by the Executive Committee (C-suite) because their contributions to the consolidated entity may be identified independently. It is worth mentioning that these CGUs are consistent with the Bank’s operating segments (see Note 4).

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-143

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 32 – Depreciation, Amortization, and Impairment, continued

Carrying amount of these CGUs, in a pre-taxes basis before impairment losses recognition, is as follows:

	As of December 31,
CGU	2022	2021
	MCh$	MCh$
Chile	2,662,349	2,321,096
Colombia	654,460	688,285

b.1) Goodwill impairment test as of December 31, 2022

i) Impairment test results

	CGU Chile
Goodwill	2022	2021
	MCh$	MCh$
Balances as of January 01,	492,512	492,512
Conversion difference	—	—
Impairment	—	—
Balances as of December 31,	492,512	492,512

ii)  Methodology used by the Bank

Consistent with prior years, the recoverable amounts of the Chilean CGU have been determined using the discounted dividend model methodology. This methodology considers the cash flow that would be generated by the dividends distributed to shareholders over a perpetual projection horizon, discounted at their cost rate projection horizon, discounted at their cost of capital rate at the valuation date. In this way, it is possible to economic value of equity can be estimated using dividend flow projections derived from financial budgets and other approved assumptions financial budgets and other assumptions approved by management.

In its process to perform the impairment test of Goodwill, Management considered different sources of information, among which the following can be mentioned of information, among which the following can be mentioned:

●	Existing historical information for both banks post-merger and if relevant also pre-merger. The historical information was reconciled considering those events considered as one-time and non-recurring.
●	Budgets approved by Management.
●	Information from external sources, such as analysts’ reports, supervisors, Central Banks and press releases.
●	Observable market information, such as rate curves, inflation and growth projections.
●	The competitive strategy defined for both banks.
●	The projected funding structure and its impact on the Bank’s capital requirements and internal policy.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-144

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 32 – Depreciation, Amortization, and Impairment, continued

iii)   Assumptions used in calculations of the recoverable amount

The key assumptions used in calculating the recoverable amount, defined as those to which the calculation is most sensitive, are presented below:

		As of December,
		2022	2021

		Chile
Perpetuity rate	(%)	5.20	5.20
Projected inflation rate (1)	(%)	3.00	3.00
Discount rate	(%)	11.14	9.33
Loans growth	(%)	5.10 – 8.20	7.00 – 10.00
Solvency index limit	(%)	14.73 – 15.40	15.14 – 15.23

●	Projection period and perpetuity

For 2022, flow projections were performed for a 5-year period through 2027. After this period, a present value of cash flows is calculated for the year 2027, projected to perpetuity using Gross Domestic Product growth rates aligned with those expected for the markets in which the CGUs described above operate.

For the year 2021 the flow projections were made for a period of 5 years until 2026 (2020 – 5 years). After this period, a present value of the flows for the year 2026 is calculated, projected to perpetuity using Gross Domestic Product growth rates aligned with those expected for the markets in which the CGUs described operate.

●	Loans and deposits

Loans were projected for the periods prior to perpetuity considering an increase in the order of 13.3% and 9.7% per annum for Chile for the years ended December 31, 2022 and 2021, respectively. The deposit portfolio was projected in relation to the reciprocity established as a goal, both concepts aligned with market growth expectations and target market share.

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

Dividend payments were made maximizing shareholder cash flows, taking as a restriction that the solvency indicator (ratio of technical equity to risk-weighted assets) should not be below the limits required by regulatory entities. Thus, a dividend for the Chilean CGU was considered to be 40% in 2023 and 2024, 50% between 2025 and 2027, and 55% in perpetuity

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-145

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 32 – Depreciation, Amortization, and Impairment, continued

was considered, while for the year ended December 31, 2021 a dividend for Chile CGU of 30% for the projected years and 50% in perpetuity was considered.

iv)  Impairment loss recognition

As a result of the impairment testing process described above, management concludes that the relation of the recoverable amount and its carrying amount for the Chile CGUs as of December 31, 2022, is as follow:

		As of December 31,
		2022	2021
		Chile	Chile
Recoverable Amount / Carrying Value	(%)	122.85	141.23

The recoverable amount for the CGU corresponds to the value in use, since it is the highest amount when comparing the fair value less costs to sell and the value in use.

As of December 31, 2022, Management has not identified an impairment charge that should be recognized in these Consolidated Financial Statements.

v) Reconciliation of rates before and after taxes.

The Bank has used the cost of equity (Ke) rate as the discount rate in its calculation of the recoverable amount, a rate that is observable after tax recoverable amount, a rate that is observable after tax. The following table shows the effect of considering the pre-tax cash flows and discount rate:

		As of December 31,
		2022	2021
		Chile	Chile
Discount rates	(%)	12.37	10.34
Recoverable amount/Carrying value	(%)	139.68	158.27

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

(1)

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-146

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 32 – Depreciation, Amortization, and Impairment, continued

ii)    Goodwill allocation

The Goodwill allocated to each of the identified CGUs generated in the reverse acquisition described in Note 1, section “General Information – Background of Banco Itaú Chile and subsidiaries”, and the movements experienced during the year, are presented below:

Goodwill	Chile CGU	Colombia CGU
	MCh$	MCh$
Balances as of January 1, 2020	940,785	253,546
Exchange differences	—	(6,883)
Impairment	(448,273)	(246,663)
Ending balances as of December 31, 2020	492,512	—
(1)

Goodwill generated by the acquisition of a business combination (Colombia) is expressed in the functional currency of the aforementioned business (Colombian peso), converted at the closing exchange rate (exchange rate COP to Ch$ for the purpose of accounting recognition in Chile) in accordance with IAS 21 “Effects of Changes in Exchange Rates of the Foreign Currency” (see Note 13). Figures presented as of June 30, 2020 have been adjusted to their recoverable amount, recognizing an impairment loss in accordance with the aforementioned information.

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

In testing goodwill for impairment, management considered different sources of information, including:

●	Historical information existing for both Banks post-merger and, if relevant, pre-merger. Historical information for events assessed as one-time and non-recurring was excluded.
●	Assumptions approved by management.
●	Information from external sources such as analyst reports, regulators, central Banks and press releases.
●	Observable market information such as rate curves, inflation and growth projections.
●	The competitive strategy defined for both Banks.
●	The projected funding structure and its impact on the Bank’s capital requirements and internal policy

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-147

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 32 – Depreciation, Amortization, and Impairment, continued

iv)  Key assumptions used in calculating the recoverable amount.

The key assumptions used in calculating recoverable amount, defined as those variables to which the calculation is more sensitive, are presented below:

		As of June 30, 2020
		Chile	Colombia
Perpetuity rate	(%)	5.20	6.50
Projected inflation rate (1)	(%)	3.00	3.00
Discount rate	(%)	9.33	12.31
Loans growth	(%)	7.00 – 10.00	6.25 – 8.82
Solvency index limit	(%)	15.14 – 15.23	10.00 – 11.70

(1)    Corresponds to the long-term projected inflation rate.

●	Period of Projection and Perpetuity

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-148

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 32 – Depreciation, Amortization, and Impairment, continued

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

		As of June 30, 2021
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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-149

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 33 – Other Operating Income and Expenses

a)    Other operating income

The detail of other operating income is as follows:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Income from assets received in lieu of payment
Gain on sales of assets received in lieu of payment	3,684	5,758	3,287
Other income	5,079	1,659	30,622
Subtotals	8,763	7,417	33,909
Other income
Compensations from insurance companies	—	291	693
Lease contracts related income	71	265	819
Gain on sale of property, plant and equipment	—	101	14
Recovery of leased assets	—	—	59
Other leasing transactions operating income, subsidiaries	5,900	3,398	4,604
Gain on sale of leased assets	78	815	688
Other operating income	1,648	1,533	933
Revenue from insurance companies agreement	—	1,841	1,537
Income from recovery of foreign expenses	1,379	1,140	895
Recoveries from expenses provisions	5,983	8,700	15,739
Other minor income	2,003	1,346	481
Other income	8,404	2,431	5,207
Subtotals	25,466	21,861	31,669
Totals	34,229	29,278	65,578

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-150

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 33 – Other Operating Income and Expenses continued

b)    Other operating expenses

During the years ended December 31, 2022, 2021 and 2020, the Bank presents other operating expenses according to the following detail:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Provisions for assets received in lieu of payment	(24,006)	(2,538)	(4,006)
Maintenance expenses for assets received in lieu of payment	(873)	(863)	(1,086)
Subtotals	(24,879)	(3,401)	(5,092)
Provisions for contingencies
Other provisions for contingencies	(986)	(382)	(3,119)
Subtotals	(986)	(382)	(3,119)
Other expenses
Loss on sale of property, plant and equipment	14	(15)	(145)
Restructuring costs	—	(9,389)	(7,190)
Operating expenses	(11,094)	(12,197)	(5,219)
Insurance expense (law 20,027)	(1,355)	(5,033)	(36,075)
Provision expense for recovered leased assets	(40)	(378)	(1,191)
Expenses and losses on sale of assets	(28)	(2,223)	(16,262)
Banking expenses	(504)	(3,378)	(2,754)
Fines and penalties	(597)	(2,211)	(4,502)
Loss on damaged assets	—	—	—
Other expenses	(7,708)	(4,636)	(8,962)
Subtotals	(21,312)	(39,460)	(82,300)
Totals	(47,177)	(43,243)	(90,511)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-151

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 34 – Related Party Transactions

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

As of December 31, 2022 and 2021, the loans granted to related persons are detailed below:

	As of December 31, 2022			As of December 31, 2021
	Productive	Investment		Productive	Investment
	companies	companies	Individuals	companies	companies	Individuals
	MCh$	MCh$	MCh$		MCh$	MCh$
Loans and accounts receivable from customers
Commercial loans	—	5,743	9,842	47,792	19,208	5,758
Mortgage loans	—	—	53,872	—	—	33,701
Consumer loans	—	—	11,771	—	—	8,058
Gross loans and accounts receivable from customers	—	5,743	75,485	47,792	19,208	47,517
Allowance for loan losses	—	(469)	(381)	(9,592)	(1,182)	(225)
Loans and receivables to customers, net	—	5,274	75,104	38,200	18,026	47,292

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-152

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 34 – Related Party Transactions, continued

b)    Other transactions and contracts with related parties

Below are the balances as of December 31, 2022, 2021 and 2020, for transactions with related parties and the impact on results for the years ended December 31, 2022, 2021 and 2020:

		As of and for the year ended December 31, 2022
		Balances receivable	Effect on income (loss)
Name or Corporate Name	Description	(payable)	Income	Expense
		MCh$	MCh$	MCh$
Centro Cultural Corpgroup SpA (1)	Sponsors	—	—	(311)
Combanc S.A.	Data transmission services	—	—	(534)
Comder Contraparte Central S.A	Banking services	—	—	(1,482)
Corp Group Holding Inversiones Ltda (1)	Advisory services	—	—	(239)
Inmobiliaria Gabriela S.A	Other services	(566)	—	—
Inversiones Corp Group Interhold Ltda. (1)	Administrative consulting	—	—	(1,447)
Itau BBA securities NY	Buisness management reimbursement	77	1,342	—
Itaú Chile Inv. Serv. y Administración S.A.	Leases	(381)	—	(113)
Itaú Unibanco	Business management reimbursement	—	—	(1,507)
Banco Itaú International	Business management reimbursement	736	1,713	—
Banco Itaú (Suisse) S.A.	Business management reimbursement	2	7	—
Operadora Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	(3,248)
Redbanc S.A.	ATM management	—	—	(4,678)
Transbank S.A.	Credit card management	—	—	(13,037)

These transactions were carried out at normal market prices prevailing on the date of the transactions.

(1) As informed by a Material Event dated July 14, 2022, on June 3, 2022, Banco Itaú Chile, Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, Inversiones Gasa Limitada and other entities related to CG Banking entered into a “Termination Letter”, in order to terminate, among others, the Transaction Agreement entered into by and between the same parties on January 29, 2014, as amended on June 2, 2015 and on January 20, 2017 (the “Transaction Agreement” or the “TA”), The Termination Letter took effect on July 14, 2022.

The Termination Letter contained, among other things, the following agreements:

-

The termination, effective December 31, 2022, of the technical and professional advisory agreements entered into with Inversiones CorpGroup Interhold Ltda, (formerly CorpGroup Interhold S.A.) on July 6, 2001 (as amended on January 27, 2014 and on October 30, 2015), with Inversiones CorpGroup Interhold Ltda, (formerly CorpGroup Interhold S.A. ) on April 10, 2008 (as amended on January 27, 2014) and with CorpGroup Holding Inversiones Limitada on March 27, 2012 (as amended on January 27, 2014 and on October 30, 2015).

-

Maintain in force the Sponsorship Agreement entered into on January 28, 2011 (and amended on January 27, 2014) between Inmobiliaria Edificio CorpGroup S.A. and Corpbanca, which was assigned on October 16, 2020 to Centro Cultural CorpGroup SpA, until July 31, 2024, in accordance with its current terms.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-153

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 34 – Related Party Transactions, continued

		As of and for the year ended December 31, 2021
		Balances receivable	Effect on income (loss)
Name or Corporate Name	Description	(payable)	Income	Expense
		MCh$	MCh$	MCh$
Combanc S.A.	Data transmission services	—	—	(464)
Comder Contraparte Central S.A	Banking services	—	—	(849)
Corp Group Holding Inversiones Ltda	Advisory services	—	—	(447)
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees	(13,326)	—	(2,166)
Inmobiliaria Gabriela S.A	Other services	(632)	—	(132)
Inversiones Corp Group Interhold Ltda.	Administrative consulting	—	—	(2,711)
Itau BBA securities NY	Buisness management reimbursement	1,894	2,065	—
Itaú Chile Inv. Serv. y Administración S.A.	Leases	(67)	—	(818)
Itaú Unibanco	Business management reimbursement	—	—	(655)
Operadora Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	(3,740)
Pulso Editorial S.A.	Publishing services	—	—	(70)
Redbanc S.A.	ATM management	—	—	(3,566)
SMU S.A., Rendic Hnos. S.A.	Lease of ATM (Note 17)	—	—	(991)
Transbank S.A.	Credit card management	—	—	(8,218)

		As of and for the year ended December 31, 2020
		Balances receivable	Effect on income (loss)
Name or Corporate Name	Description	(payable)	Income	Expense
		MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	—	—	(8)
Bcycle Latam SPA	Administrative consulting	—	—	(2,165)
Combanc S.A.	Data transmission services	—	—	(472)
Comder Contraparte Central S.A	Banking services	—	—	(826)
Compañía Chilena de Televisión S.A.	Tv broadcasting services	—	—	(8)
Corp Group Holding Inversiones Limitada	Advisory services	—	—	(537)
Hotel Corporation of Chile S.A.	Hotel, events	—	—	(8)
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees	(14,175)	—	(4,693)
Inmobiliaria Gabriela S.A	Other services	(708)	—	(128)
Inversiones Corp Group Interhold Ltda.	Administrative consulting	—	—	(2,613)
Itaú Chile Inv. Serv. y Administración S.A.	Leases	(198)	—	(1,143)
Itaú Unibanco	Business management reimbursement	1,549	2,213	—
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	—	—	(3,319)
Pulso Editorial S.A.	Publishing services	—	—	(24)
Redbanc S.A.	ATM management	—	—	(3,094)
SMU S.A., Rendic Hnos. S.A.	Lease of ATM (Note 17)	991	—	(2,388)
Transbank S.A.	Credit card management	—	—	(13,177)

These transactions were carried out at normal market prices prevailing at the day of the transactions.

Note 34 – Related Party Transactions, continued

c)  Donations

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-154

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

		For the years ended December 31,
Name or corporate name	Description	2022	2021	2020
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	1,786	1,449	1,556
Fundación Descúbreme	Donations	123	224	204
Fundación Itaú	Donations	225	186	170
Totales		2,134	1,859	1,930

d)    Other assets and liabilities with related parties.

	As of December 31,
	2022	2021
	MCh$	MCh$
Assets
Derivative financial instruments	—	109,194
Other assets	—	98
Total Assets	—	109,292

Liabilities
Derivative financial instruments	—	188,130
Current accounts and demand deposits	18,507	74,724
Time deposits and saving accounts	149,422	241,023
Other liabilities	—	21,610
Total Liabilities	167,929	525,487

e)    Results of transactions with related parties

	For the years ended December 31,
	2022		2021		2020
Type of recognized income or expense	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and readjustments income (expenses)	1,255	(144)	6,833	(1,272)	8,532	(4,955)
Fee and commissions income and (expenses)	225	(74)	1,242	—	504	—
Net income (loss) from financial operations	424,170	(375,746)	355,101	(492,570)	26,636	(10,033)
Operational support related income	—	(4)	275	—	500	—
Other income and (expenses)	2	—	80	(220)	211	(310)
Totals	425,652	(375,968)	363,531	(494,062)	36,383	(15,298)

f)    Payments to Board members and key management personnel.

Compensation received by key personnel of Management as follow:

	As of December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Board of directors compensations	(1,239)	(1,358)	(1,310)
Short-term employee benefits	33,819	27,168	31,868
Post-employment benefits	—	—	—
Other long-term benefits	153	3,277	—
Compensation for termination of contract	1,936	982	931
Totals	34,669	30,069	31,489

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-155

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 34 – Related Party Transactions, continued

g)    Key personnel

As of December 31, 2022 and 2021, the headcount of the Bank’s key staff is composed as follows:

	Number of executives
	As of December 31,
Position	2022	2021
Board Member	16	16
Chief Executive Officer	8	8
Corporate Director	21	21
Area Manager	127	148
Totals	172	193

h)    Transactions with key personnel

The next transactions has been realized during the years ended December 31, 2022 and 2021:

	As of December 31,
	2022	2021
	MCh$	MCh$
Credits cards	90	67
Consumer loans	205	345
Commercial loans	70	546
Mortgage loans	340	306

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-156

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities

This disclosure was prepared based on the guidelines “Fair Value of Financial Instruments” from the IFRS 13 “Fair Value Measurements”.

The following section details the main guidelines and definitions used by the Bank:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal2 or most advantageous3 market and is not forced (i.e. it does not consider factors specific to the Bank that may influence a real transaction).

Market participants: Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a)

They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures,” although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b)

They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c)	They are able to enter into a transaction for the asset or liability.
d)	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

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

2	The market with the greatest volume and level of activity for the asset or liability
3

The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-157

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

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

Components of the present value measurement: Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-158

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

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

The following tables summarizes the fair values of the Bank’s main financial assets and liabilities as of December 31, 2022 and 2021, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

Determination of the fair value as of December 31, 2022 and 2021

	As of December 31, 2022
		Estimated fair value
	Book value	Recurring	Non-recurring (1)
	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	3,058,752	—	3,058,752
Cash items in process of collection	494,994	—	494,994
Financial instruments at fair value through profit or loss	472,283	472,283	—
Financial instruments at fair value through other comprehensive income	3,735,290	3,735,290	—
Loans and accounts receivable at amortized cost	25,711,811	—	26,405,529
Financial instruments at amortized cost	1,013,943	—	925,277
Investments under resale agreements	162,774	—	162,774
Financial derivatives contracts held for trading	3,617,792	3,617,792	—
Financial derivatives contracts held for hedge accounting	138,548	138,548	—
Interbank loans, net	46,122	—	46,122
Totals Assets	38,452,309	7,963,913	31,093,448
Liabilities
Deposits and other demand liabilities	5,555,185	—	5,555,185
Cash in process of being cleared	456,957	—	456,957
Obligations under repurchase agreements	354,088	—	354,088
Time deposits and other time liabilities	12,703,653	—	12,628,648
Financial derivatives contracts held for trading	3,426,141	3,426,141	—
Financial derivatives contracts held for hedge accounting	218,733	218,733	—
Interbank borrowings	4,728,323	—	4,714,722
Debt instruments issued	6,547,807	—	6,360,361
Financial instruments of regulatory capital issued	1,263,169	—	1,417,784
Lease contract liabilities	94,575	—	94,575
Other financial liabilities	359,573	—	359,573
Totals Liabilities	35,708,204	3,644,874	31,941,893

(1)   Non-recurring items correspond to those line items that are carried at cost, but their corresponding fair value has been estimated for disclosure purposes only.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-159

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

	As of December 31, 2021
		Estimated fair value
	Book value	Recurring	Non-recurring(1)
	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	3,473,392	—	3,473,392
Cash items in process of collection	438,496	—	438,496
Financial instruments at fair value through profit or loss	332,724	332,724	—
Financial instruments at fair value through other comprehensive income	3,660,450	3,660,450	—
Loans and accounts receivable at amortized cost	23,795,548	—	24,119,631
Financial instruments at amortized cost	187,455	—	187,086
Investments under resale agreements	606,178	—	606,178
Financial derivatives contracts held for trading	2,897,803	2,897,803	—
Financial derivatives contracts held for hedge accounting	83,123	83,123	—
Interbank loans, net	80,554	—	80,554
Totals Assets	35,555,723	6,974,100	28,905,337
Liabilities
Deposits and other demand liabilities	7,576,095	—	7,576,095
Cash in process of being cleared	424,358	—	424,358
Obligations under repurchase agreements	466,006	—	466,006
Time deposits and other time liabilities	10,097,443	—	10,009,988
Financial derivatives contracts held for trading	2,757,342	2,757,342	—
Financial derivatives contracts held for hedge accounting	168,245	168,245	—
Interbank borrowings	4,918,423	—	4,915,814
Debt instruments issued	5,609,795	—	5,486,872
Financial instruments of regulatory capital issued	1,153,045	—	1,153,045
Lease contract liabilities	115,544	—	106,564
Other financial liabilities	42,435	—	42,435
Totals Liabilities	33,328,731	2,925,587	30,181,177

(1)  Non-recurring items correspond to those line items that are carried at cost, but their corresponding fair value has been estimated for disclosure purposes only.

Fair Value Measurements of assets and liabilities only for disclosure purposes (non-recurring) :

	As of December 31,
Non-recurring fair value measurement	2022	2021
	MCh$	MCh$
Assets
Cash and deposits in banks	3,058,752	3,473,392
Cash items in process of collection	494,994	438,496
Loans and accounts receivable at amortized cost	26,405,529	24,119,631
Investments under resale agreements	162,774	606,178
Interbank loans, net	46,122	80,554
Financial instruments at amortized cost	925,277	187,086
Totals Assets	31,093,448	28,905,337
Liabilities
Deposits and other demand liabilities	5,555,185	7,576,095
Cash in process of being cleared	456,957	424,358
Obligations under repurchase agreements	354,088	466,006
Time deposits and other time liabilities	12,628,648	10,009,988
Interbank borrowings	4,714,722	4,915,814
Debt instruments issued	6,360,361	5,486,872
Financial instruments of regulatory capital issued	1,417,784	1,153,045
Lease contract liabilities	94,575	106,564
Other financial obligations	359,573	42,435
Totals Liabilities	31,941,893	30,181,177

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-160

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

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

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

●	Time deposits and other time liabilities
●	Interbank borrowings
●	Debt instruments issued

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-161

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

Fair Value measurement of financial assets and liabilities (recurring):

	As of December 31,
Fair value measurement of recurring items	2022	2021
	MCh$	MCh$
Assets
Financial instruments at fair value through profit or loss	472,283	332,724
Central Bank of Chile and Government securities	160,751	50,743
Other securities issued in Chile	22,877	111
Foreign government and Central Bank instruments	182,268	232,083
Other instruments issued abroad	4,658	8,824
Investments in mutual funds	47,598	39,842
Financial assets not held for trading valued mandatorily at fair value through profit or loss	53,206	—
Other financial instruments at FVTPL	925	1,121
Financial instruments at fair value through other comprehensive income	3,735,290	3,660,450
Central Bank of Chile and Government securities	2,971,905	2,325,668
Other securities issued in Chile	205,358	138,845
Foreign government and Central Bank instruments	311,319	45,386
Other instruments issued abroad	232,350	366,487
Other investments at FVOCI	14,358	784,064
Financial derivative contracts	3,756,340	2,980,926
Forwards	488,261	382,206
Swaps	3,267,426	2,598,071
Call options	653	649
Put options	—	—
Totals Assets	7,963,913	6,974,100
Liabilities
Financial derivative contracts	3,644,874	2,925,587
Forwards	530,445	391,049
Swaps	3,113,516	2,534,164
Call options	403	343
Put options	510	31
Totals Liabilities	3,644,874	2,925,587

Financial Instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

●	Financial instruments at fair value through profit or loss
●	Financial instruments at fair value through other comprehensive income

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-162

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

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

These adjustments are recorded periodically in the financial statements. As of December 2022, 2021 and 2020, the portfolio of derivative contracts in both Chile and Colombia is detailed as follows:

As of December 31,
	2022		2021		2020
	CVA	DVA	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging	—	—	—	—	—	—
Fair value hedge					—	—
Currency forwards	—	—	—	—	—	—
Currency swaps	—	—	—	—	—	—
Interest rate swaps	—	—	—	—	—	—
Cash flow hedge		—		—	—	—
Currency forwards	—	—	—	—	—	—
Currency swaps	—	—	—	—	—	—
Interest rate swaps	—	—	—	—	—	—
Hedge of net investments in a foreign operation	—	—	—	—	—	—
Currency forwards	—	—	—	—	—	—
Currency swaps	—	—	—	—	—	—
Interest rate swaps	—	—	—	—	—	—
Derivatives held for trading	(5,663)	881	(9,320)	337	(40,971)	589
Currency forwards	(474)	446	(240)	207	(443)	205
Currency swaps	(4,748)	344	(4,936)	56	(36,363)	37
Interest rate swaps	(441)	91	(4,144)	74	(4,165)	347
Call currency options	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—
Total financial derivative contracts	(5,663)	881	(9,320)	337	(40,971)	589

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-163

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

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

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (camera), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-164

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

With respect to financial assets, a negotiation is not required, mandatorily valued at fair value with changes in results, the valuation is made based on the determination of a rate that allows obtaining the fair value based on market references:

Determining an average rate from “Comparable Instruments” according to the rating of the issuer and term of the instrument.

-	Decomposing the rate into a risk-free base observable in the market and a spread that represents the credit risk of the issuer.
-	The periodic valuation of the instrument is carried out based on the value of the risk-free rate of each day plus the determined credit spread.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

	As of December 31, 2022			As of December 31, 2021
	Forward			Forward
	Americano	Basis TAB	Basis TAB	Americano	Basis TAB	Basis TAB
Impact calibration	USD-CLP	CLP	CLF	USD-CLP	CLP	CLF
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Volatility exchange rate USD-CLP
TAB 30	—	33	—	—	48	—
TAB 90	—	—	—	—	—	—
TAB 180	—	26	9	—	37	12
TAB 360	—	—	(1)	—	—	(2)
Totals	—	59	8	—	85	10

The following table summarizes the fair value hierarchy for the Bank’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
1	Currencies	Not Applicable	OTC, Bloomberg	Directly observable price.
	Shares	Others	Santiago Exchange	Directly observable price.
	Mutual Funds	Asset Managers	CMF (formerly the SVS)	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (“IRR”) based on prices.
2	Derivatives	Not Applicable	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money market	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, Banks	Pricing provider	Interest rate curves based on correlations, spreads, extrapolations, etc.
3	Derivatives, active Banking rate (TAB)	Not Applicable	OTC (brokers)	Interest rate curves based on modeling of TAB – Chamber spread.
	Derivatives, American forwards	Not Applicable	Bloomberg	Black and Scholes with inputs from European options.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-165

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13, as of December 31, 2022 and 2021 :

	As of December 31, 2022
		Market value of the	Other observable	Non-observable
Measurement at fair value of instruments		asset for identified assets	significant inputs	significant inputs
on a recurring basis using	Fair value	(Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
Assets
Financial instruments at fair value through profit or loss	472,283	390,870	28,207	53,206
Central Bank of Chile and Government securities	160,751	160,751	—	—
Other securities issued locally	22,877	—	22,877	—
Foreign government and Central Bank instruments	182,268	182,268	—	—
Other securities issued abroad	4,658	—	4,658	—
Investments in mutual funds	47,598	47,598	—	—
Financial assets not held for trading valued mandatorily at fair value through profit or loss	53,206	—	—	53,206
Other financial instruments at FVTPL	925	253	672	—
Financial instruments at fair value through other comprehensive income	3,735,290	3,211,578	282,036	92,182
Central Bank of Chile and Government securities	2,971,905	2,971,905	—	—
Other securities issued locally	205,358	—	205,358	—
Foreign government and Central Bank instruments	311,319	161,825	—	—
Other securities issued abroad	232,350	77,848	62,320	92,182
Other investments at FVOCI	14,358	—	14,358	—
Financial derivative contracts	3,756,340	—	3,738,357	35,966
Forwards	488,261	—	487,602	17,983
Swaps	3,267,426	—	3,250,102	659
Call options	653	—	653	17,324
Put options	—	—	—	—
Totals Assets	7,963,913	3,602,448	4,048,600	181,354
Liabilities
Financial derivative contracts	3,644,874	—	3,644,711	326
Forwards	530,445	—	530,388	163
Swaps	3,113,516	—	3,113,410	57
Call options	403	—	403	106
Put options	510	—	510	—
Totals Liabilities	3,644,874	—	3,644,711	326

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-166

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

	As of December 31, 2021
		Market value of the	Other observable	Non-observable
Measurement at fair value of instruments		asset for identified assets	significant inputs	significant inputs
on a recurring basis using	Fair value	(Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
Assets
Financial instruments at fair value through profit or loss	332,724	322,913	9,811	—
Central Bank of Chile and Government securities	50,743	50,743	—	—
Other securities issued locally	111	—	111	—
Foreign government and Central Bank instruments	232,083	232,083	—	—
Other securities issued abroad	8,824	—	8,824	—
Investments in mutual funds	39,842	39,842	—	—
Other financial instruments at FVTPL	1,121	245	876	—
Financial instruments at fair value through other comprehensive income	3,660,450	2,639,091	1,021,359	—
Central Bank of Chile and Government securities	2,325,668	2,325,668	—	—
Other securities issued locally	138,845	—	138,845	—
Foreign government and Central Bank instruments	45,386	45,386	—	—
Other securities issued abroad	366,487	261,334	105,153	—
Other investments at FVOCI	784,064	6,703	777,361	—
Financial derivative contracts	2,980,926	—	2,962,174	18,752
Forwards	382,206	—	380,210	1,996
Swaps	2,598,071	—	2,581,315	16,756
Call options	649	—	649	—
Put options	—	—	—	—
Totals Assets	6,974,100	2,962,004	3,993,344	18,752
Liabilities
Financial derivative contracts	2,925,587	—	2,924,710	877
Forwards	391,049	—	390,414	635
Swaps	2,534,164	—	2,533,922	242
Call options	343	—	343	—
Put options	31	—	31	—
Totals Liabilities	2,925,587	—	2,924,710	877

Transfers between level 1 and 2

As of December 31, 2022 and 2021 no transfers were observed between Level 1 and Level 2, as shown below

	As of December 31,
Measurement at fair value of instruments	2022
that are valued recurrently	Fair value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
Assets
Financial instruments at fair value through profit or loss	472,283	—	—
Financial instruments at fair value through other comprehensive income	3,735,290	—	—
Financial derivative contracts	3,756,340	—	—
Totals Assets	7,963,913	—	—
Liabilities
Financial derivative contracts	3,644,874	—	—
Totals Liabilities	3,644,874	—	—

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-167

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

	As of December 31,
Measurement at fair value of instruments	2021
that are valued recurrently	Fair value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
Assets
Financial instruments at fair value through profit or loss	332,724	—	—
Financial instruments at fair value through other comprehensive income	3,660,450	—	—
Financial derivative contracts	2,980,926	—	—
Totals Assets	6,974,100	—	—
Liabilities
Financial derivative contracts	2,925,587	—	—
Totals Liabilities	2,925,587	—	—

Disclosures Regarding Level 3 - Transfer from /to Level 3 of Assets and Liabilities

During 2022 and 2021, no assets were transferred from/to level 3 from/to levels 1 and 2.

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

●	American forward options.
●	Financial assets whose contractual cash flows have not met the conditions of the SPPI test,
●	Corporate bond whose data are not observable in the market.

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-168

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

The following table reconciles assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021.

	As of December 31, 2022
		Gain (loss)	Gain (loss)	Purchases,	Transfers
	Opening	recognized in	recognized in	sales and	from level 1	Ending
Level 3 reconciliation	balance	profit or loss	equity	agreements	or level 2	balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial instruments at fair value through profit or loss
Financial assets not held for trading valued mandatorily at fair value through profit or loss	—	(442)	—	53,648	—	53,206
Financial instruments at fair value throught other comprehensive income
Other securities issued abroad	—	—	(8,925)	101,107	—	92,182
Financial derivative contracts
Forwards	1,996	(273)	—	(1,064)	—	659
Swaps	16,756	3,620	—	(3,052)	—	17,324
Totals Assets	18,752	2,905	(8,925)	150,639	—	163,371
Liabilities
Financial derivative contracts
Forwards	635	(460)	—	(118)	—	57
Swaps	242	(1,524)	—	1,388	—	106
Totals Liabilities	877	(1,984)	—	1,270	—	163

	As of December 31, 2021
		Gain (loss)	Gain (loss)	Purchases,	Transfers
	Opening	recognized in	recognized in	sales and	from level 1	Ending
Level 3 reconciliation	balance	profit or loss	equity	agreements	or level 2	balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial instruments at fair value through profit or loss
Financial assets not held for trading valued mandatorily at fair value through profit or loss	—	—	—	—	—	—
Financial instruments at fair value throught other comprehensive income
Other securities issued abroad	—	—	—	—	—	—
Financial derivative contracts
Forwards	3,576	1,789	—	(3,369)	—	1,996
Swaps	23,689	(1,437)	—	(5,496)	—	16,756
Totals Assets	27,265	352	—	(8,865)	—	18,752
Liabilities
Financial derivative contracts
Forwards	116	2,331	—	(1,812)	—	635
Swaps	724	(2,751)	—	2,269	—	242
Totals Liabilities	840	(420)	—	457	—	877

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-169

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

Hierarchy for remaining assets and liabilities

The following table classifies assets and liabilities measured at fair value on a non-recurring basis, in accordance with the fair value hierarchy as of December 31, 2022 and 2021:

	As of December 31, 2022
		Market value of the	Other observable	Non-observable
	Estimated fair	asset for identified	significant inputs	significant inputs
Measurement at fair value of items on a non-recurring basis	value	assets (Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	3,058,752	3,058,752	—	—
Cash items in process of collection	494,994	494,994	—	—
Loans and accounts receivable at amortized cost	25,711,811	—	—	26,405,529
Financial instruments at amortized cost	1,013,943	925,277	—	—
Investments under resale agreements	162,774	162,774	—	—
Interbank loans, net	46,122	46,122	—	—
Totals Assets	30,488,396	4,687,919	—	26,405,529
Liabilities
Deposits and other demand liabilities	5,555,185	5,555,185	—	—
Cash in process of being cleared	456,957	456,957	—	—
Obligations under repurchase agreements	354,088	354,088	—	—
Time deposits and other time liabilities	12,703,653	—	12,628,648	—
Interbank borrowings	4,728,323	4,714,722	—	—
Debt instruments issued	6,547,807	—	6,360,361	—
Financial instruments of regulatory capital issued	1,263,169	—	1,417,784	—
Lease contract liabilities	94,575	94,575	—	—
Other financial liabilities	359,573	359,573	—	—
Totals Liabilities	32,063,330	11,535,100	20,406,793	—

	As of December 31, 2021
		Market value of the	Other observable	Non-observable
	Estimated fair	asset for identified	significant inputs	significant inputs
Measurement at fair value of items on a non-recurring basis	value	assets (Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	3,473,392	3,473,392	—	—
Cash items in process of collection	438,496	438,496	—	—
Loans and accounts receivable at amortized cost	23,795,548	—	—	24,119,631
Financial instruments at amortized cost	187,455	187,086	—	—
Investments under resale agreements	606,178	606,178	—	—
Interbank loans, net	80,554	80,554	—	—
Totals Assets	28,581,623	4,785,706	—	24,119,631
Liabilities
Deposits and other demand liabilities	7,576,095	7,576,095	—	—
Cash in process of being cleared	424,358	424,358	—	—
Obligations under repurchase agreements	466,006	466,006	—	—
Time deposits and other time liabilities	10,097,443	—	10,009,988	—
Interbank borrowings	4,918,423	4,915,814	—	—
Debt instruments issued	5,609,795	—	5,486,872	—
Financial instruments of regulatory capital issued	1,153,045	—	1,153,045	—
Lease contract liabilities	115,544	106,564	—	—
Other financial liabilities	42,435	42,435	—	—
Totals Liabilities	30,403,144	13,531,272	16,649,905	—

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-170

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 – Risk management

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

A) Risk Management Structure

i) Board of Directors

In the Bank and its Subsidiaries, the Board of Directors plays a prominent role in corporate governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the CMF. One of its main functions is to ensure the existence of measures that allow senior management to be supervised, evaluated and guided so that their actions are in line with best practices and defined levels of risk appetite. To this end, a governance structure has been created made up of various committees and internal standards. These committees and standards establish behavioral guidelines for the Bank’s employees and help them perform their functions related to risk control and management.

ii) Audit Committee

The Audit Committee is responsible for monitoring the control environment and the effectiveness and efficiency of the company’s internal control systems as well as the compliance with regulations and internal standards, including oversight of the internal audit unit. The Audit Committee is also responsible for proposing to the Directors’ Committee a list of external auditors and risk rating agencies for the Bank and subsidiaries. In addition, the Audit Committee shall be responsible for supervising the different aspects that have to do with the maintenance, application and operation of the Bank’s internal controls, and shall be responsible also for closely monitoring compliance with the standards and procedures that govern its practice. It must also have a clear understanding of the risks that the Bank’s business may pose to the institution and their mitigation.

To establish a link with the Audit Committee, the Board of Directors will appoint at least two of its members to this Committee. These members must inform the Board of Directors of the situations and facts the Committee is dealing with, thus committing the responsibility of the Bank’s directors, both in self-control policies that are established and practiced by the institution, as well as in the compliance with the legal and regulatory standards to which the Bank is subject.

The Audit Committee must reinforce and support both the role of the Bank’s Internal Audit (also called Internal Comptroller in the CMF regulations) and its independence from management, and act as a liaison and coordinator of the tasks between the internal audit and the external auditors, acting as a liaison between the latter and the Bank’s Board of Directors.

ii) Director’s Committee

The purpose of the Directors Committee is to make the self-regulation of the Bank and other entities within the scope of its competence stronger, thus making the performance of the Board of Directors more efficient by incorporating greater oversight over the activities carried out by management.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-171

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 – Risk management, continued

It will also be responsible for adopting the necessary resolutions to protect shareholders, especially minority shareholders, examining executive compensation systems and approving related party transactions.

In its role as overseer of corporate activity, the Directors’Committee must inform the market in the event of violations or major corporate events, as well as transactions that the company carries out with parties related to the controlling shareholder or takeovers in any form.

iv) Integral Risk Management Committee

The objective of this Committee is to propose, and support the Board of Directors in, the definition of the risk appetite and the general policy framework that allows an adequate alignment with the Bank’s global strategy. Oversee the correct identification, measurement and control of all risks, allocate capital to identified risks and meet regulatory requirements.

v) Superior Asset and Liabilities Committee (ALCO)

After the Board of Directors and its specialized committees, the Assets and Liabilities Committee (hereinafter, also “ALCO”) is the highest body involved in the management of the institution’s financial policies.

The main objective of the Commission is to follow the financial guidelines established by the Board of Directors. In this regard, it must approve and supervise the financial strategies that guide the Bank in terms of the composition of its assets and liabilities, cash inflows and outflows, and transactions with financial instruments.

It must ponder the various alternatives available to make decisions that ensure the highest and most sustainable profitability with financial risk levels compatible with the business, current regulations and internal standards.

vi) Superior Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

The main purpose of this Committee is to plan and coordinate the activities of compliance with the policies and procedures for anti-money laundering and prevention of funding of terrorism, to pay attention to the work carried out by the Compliance Officer, in accordance with the applicable regulations in force, as well as to adopt agreements aimed at obtaining improvements to the prevention and control measures proposed by the Compliance Officer.

vii) Superior Operational Risk Committee

The purpose of this Committee is to identify, understand and evaluate the risks involved in the Bank’s processes and businesses and to define operational risk management guidelines for the Bank and evaluate the results of the audit and compliance systems. It is also responsible for defining the operational risk management framework and the structure and policies for the identification, measurement, evaluation and monitoring of risk and business continuity. In addition, it reviews the follow-up and adequacy of regulatory commitments and emerging regulations.

Evaluate the status of critical processes that are directly related to the Bank’s operational risk, according to the current regulations of the Commission for the Financial Market, in order to detect and correct the deficiencies that may be affecting the Bank and ensure proper implementation of regulatory changes.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-172

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 – Risk management, continued

The goal is to ensure that critical processes run under a control environment that allows the Bank to operate with stability and consistency, achieving the objectives consisting in confidentiality, integrity and availability of information resources.

viii) Ethics and Compliance Committee

The main purpose of this Committee is to define, promote and ensure high standards of professional and personal excellence in the behavior of all Banco Itaú Chile employees, its local subsidiaries, and the representation office in Peru (the “Representation Office”). This Committee must always be guided by corporate principles and values that reflect Banco Itaú Chile vision, philosophy and good business practices.

The Committee must evaluate, and make decisions on, issues of conduct and ethics in business and operations. Monitor and examine compliance with policies and procedures related to the ethical conduct of the Bank’s employees and suppliers.

Also, ensure the application of the Regulatory Compliance Model within the framework of the definitions established by this Committee; pay attention to the work performed by the Compliance Officer and the AML in these matters; and make agreements to obtain improvements to the control measures proposed by the Compliance Officer.

The Committee must promote, and may request, information from the international units, through the Compliance & AML Sub-Management, on the matters discussed herein, in order to align the ethical and regulatory standards across the Banco Itaú Chile Group entities.

ix) Senior Capital Management Commission

The Senior Capital Management Commission was created to assist the Board of Directors and the Bank’s management in the evaluation and management of market and liquidity risks, earnings, and capital adequacy, in accordance with the economic principles and standards established in local regulations, and in Basel I, II and III as applicable, in order to provide oversight and management of market and liquidity risks, accounting management and capital principles, to review the effectiveness of risk and capital policies and limits, and to review compliance with risk, liquidity and capital policies and procedures in the company.

x) Senior Credit Commission

The purpose of this Commission is to resolve the transactions and matters submitted to its knowledge, under the defined limits and procedures, ensuring the application of and compliance with the current credit risk policies defined by Banco Itaú Chile (the “Bank”).

xi) Senior Wholesale Credit Commission

The objective of the Senior Wholesale Credit Commission is to monitor the evolution of the Bank’s wholesale portfolios in terms of their risk-return ratio, the adjustment to the risk appetite defined by the Bank and the status of progress of the short and long term strategies or instructions defined by this Commission. Analyze the behavior of the wholesale portfolio,  elinquency, cost of credit, industry or economic groups oncentrations and watchlist. Evaluate debt collection management and strategy, collateral structure and market benchmarks.

Discuss and propose credit and credit appetite policies for the wholesale segment. Identify emerging portfolio risks and prioritize mitigation initiatives.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-173

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 – Risk management, continued

(xii) Senior Retail Credit Commission

The objective of the Higher Retail Credit Commission is to monitor the evolution of the Bank’s retail portfolio in terms of its risk-return ratio, the adjustment to the risk appetite defined by the Bank and the status of progress of the short and long term strategies or instructions defined by this Commission. In this regard, the Commission must consider in its analysis the competition, the movements of the most relevant players and the main risks that may affect portfolio management, as well as the projects that have an impact on this matter.

xiii) Model Evaluation Technical Commission

The purpose of this Commission is to analyze and propose the credit risk, financial risk and operational risk management models according to the different levels determined by the Models Policy.

xiv) Internal Audit Corporate Management

The main function of Internal Audit is to assist the Board of Directors and Senior Management by independently evaluating the maintenance, implementation and proper operation of the Bank’s internal control system, which also involves the oversight of compliance with standards and procedures.

xv) Code of Conduct and Market Information Manual

Our clients’ trust is critical to our success. Therefore, all employees and directors must strive to preserve this trust by strictly complying with the General Code of Conduct.

B) Main Risks and Requirements Affecting the Bank and its Subsidiaries:

i) Credit risk

Credit risk is the risk that a client or a counterparty fails to meet its contractual obligations, resulting in a financial loss for the Bank. The Bank’s main income-generating activity is lending to customers, so credit risk is one of the main risks to be managed. Credit risk arises primarily from loans and advances to customers and other banks (including related loan commitments such as loan or credit card facilities), investments in debt securities and derivatives that constitute an asset position. The Bank takes into account all the elements of exposure to credit risk, such as counterparty default risk, geographic risk and sectoral risk, for the purposes of its management.

Credit risk management

The Bank’s credit committee is responsible for managing the Bank’s credit risk by:

-

Ensure that the Bank has appropriate credit risk practices, including an effective internal control system, to systematically determine adequate provisions in accordance with the policies and procedures established by the Bank, IFRS and supervisory guidance relevant.

-	Identify, assess and measure credit risk across the Bank, from an individual instrument to a portfolio level.
-

Create credit policies to protect the Bank against identified risks, including the requirement to obtain guarantees from borrowers, perform a solid ongoing credit assessment of borrowers and continuously monitor exposures against internal risk limits.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-174

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 – Risk management, continued

-	Limit concentrations of exposure by type of asset, counterparties, sector, credit rating, geographic location, etc.
-	Establish a solid control framework in relation to the authorization structure for the approval and renewal of lines of credit.
-	Develop and maintain the Bank’s risk classification to categorize exposures according to the degree of default risk. The degrees of risk are subject to periodic review.
-	Develop and maintain the Bank’s processes to measure the Expected Credit Loss “ECL”, including credit risk monitoring, the incorporation of prospective information and the method used to measure ECL.
-	Ensure that the Bank has policies and procedures to properly maintain and validate the models used to assess and measure PCE.
-	Provide advice, guidance and expertise to business units to promote best practices across the Bank in credit risk management.

Significant increase in credit risk

The Bank analyzes all data collected using statistical models and estimates the remaining lifetime PD of exposures and how these are expected to change over time. The factors taken into account in this process include macro-economic data such as GDP growth, unemployment, benchmark interest rates, among others. The Bank generates a ‘base case’ scenario of the future direction of relevant economic variables as well as a representative range of other possible forecast scenarios. The Bank then uses these projections to macroeconomically adjust its estimated PD and LGD parameters.

Under the Bank’s monitoring procedures a significant increase in credit risk is identified before the exposure has defaulted, and at the latest when the exposure becomes 30 days past due, unless the Bank has reasonable and supportable information that demonstrates otherwise.

In 2022, the measures considered for the determination of the SICR contemplate differentials of PD between origination and reference.

The quantitative criteria are used to identify where an exposure has increased in credit risk and it is applied based on whether an increase in the lifetime PD since the recognition date exceeds the threshold set in absolute and relative terms. The following formulas are used to determine such thresholds:

Relative comparison formula

Threshold = Lifetime PD (at reporting date)   -   1

Lifetime PD (at origination)

Absolute comparison formula

Threshold = Lifetime PD (at reporting date) – Lifetime PD (at origination)

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-175

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 – Risk management, continued

Criteria used for Chile

Type of portfolio	Debtor category	Stages	Days of arrears to the end of the month
	A1, A2, A3, A4	Stage 1	Up to 29 days
Individual	A5 (1)	Stage 1	Up to 29 days
	A6, B1, B2, B3, B4	Stage 2	From 30 to 89 days
	C1, C2, C3, C4, C5, C6	Stage 3	90 days or more

(1)   Loans originated in A5 are considered Stage 1 at inception. Loans that were originated in a higher category and subsequently downgraded to A5 are considered Stage 2.

Days of arrears to the end of the month,
probability of default (PD) and
Type of portfolio	Portfolio	Stages	qualitative considerations
		Stage 1	Up to 29 days
	CAE	Stage 2	From 30 to 89 days or (relative difference between referential and origination PD’s>=1.0657 and absolute difference between referential and origination PD’s>= 0.0424)
		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Condell / Restructured Condell	Stage 2 (Condell)	From 30 to 89 days or (relative difference between referential and origination PD’s>= 1.9908 and absolute difference between referential and origination PD’s>= 0.0374)
		Stage 2 (Restructured Condell)	From 30 to 89 days or (relative difference between referential and origination PD’s>=1.4144 and absolute difference between referential and origination PD’s>=0.1241)
		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Commercial/ Rotative Commercial	Stage 2 (Commercial)	From 30 to 89 days or (relative difference between referential and origination PD’s>=2.2795 and absolute difference between referential and origination PD’s>=0.0332)
Collective		Stage 2 (Rotative Commercial)	From 30 to 89 days or (relative difference between referential and origination PD’s>=1.2206 and absolute difference between referential and origination PD’s>=0.0272)
		Stage 3	90 days or more
		Stage 1	Up to 29 days
		Stage 2 (Consumer)	From 30 to 89 days or (relative difference between referential and origination PD’s>=1.8048 and absolute difference between referential and origination PD’s>=0.0964)
	Consumer/ Renegotiated Consumer/ Rotative Consumer	Stage 2 (Renegotiated Consumer)	From 30 to 89 days or (relative difference between referential and origination PD’s>=1.2284 and absolute difference between referential and origination PD’s>=0.0285)
		Stage 2 (Rotative Consumer)	From 30 to 89 days or (relative difference between referential and origination PD’s>=1.2291 and absolute difference between referential and origination PD’s>=0.0518)
		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Mortgage	Stage 2	From 30 to 89 days or (relative difference between referential and origination PD’s>=1.9634 and absolute difference between referential and origination PD’s>=0.0439)
		Stage 3	90 days or more

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-176

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 – Risk management, continued

Criteria used for Colombia

	% of absolute increase in	% of relative increase	Qualitative
	lifetime PD	in lifetime PD	indicators assessed
Corporate portfolio			Debt restructuring and increase in credit risk of other financial instruments
Other loans not classified	38.01%	2,400.63%
Small company 1	23.19%	1,227.37%
Small company 2	43.75%	357.60%
Medium company 1	10.22%	612.32%
Medium company 2	3.48%	322.20%
Large company	0.06%	467.28%
Low default	2.25%	401.43%
Low default (Government and Financial)	7.05%	358.10%
Collective portfolio			Increase in credit risk of other financial instruments
Leasing	73.53%	1,686.43%
Payroll deductible loan	2.37%	695.80%
Revolving line of credit	43.14%	169.77%
Overdraft limit	0.58%	153.59%
Credit card	51.39%	232.63%
Mortgage loan	2.29%	64.64%
Personal debt restructuring	25.08%	39.23%
Other loans	41.69%	108.03%

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-177

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 – Risk management, continued

The table below summarizes the principal macroeconomic indicators included in the economic scenarios used as of December 31, 2022 until December 31, 2023 in the countries where the Bank and its subsidiaries operate and therefore are the countries that have a material impact on ECLs.

Criteria for Chile

		2022	2023				2024
Indicators	Portfolio	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Unemployment rate	Base scenario	8.39%	8.61%	8.89%	9.12%	9.27%	8.89%	8.44%	8.11%	7.99%
	Range of upside scenarios	9.28%	9.69%	10.01%	10.17%	10.33%	10.47%	10.20%	9.80%	9.47%
	Range of downside scenarios	8.14%	8.31%	8.49%	8.62%	8.67%	8.14%	7.54%	7.11%	7.04%
Consumer’s price index (IPC)	Base scenario	129.08	131.25	132.52	133.62	134.68	135.63	136.31	137.44	138.77
	Range of upside scenarios	129.59	132.60	135.24	137.29	138.01	139.19	141.12	142.88	143.53
	Range of downside scenarios	128.79	129.29	130.00	131.90	132.65	132.53	132.79	134.91	135.96
Interbank interest rate	Base scenario	11.25%	11.25%	10.75%	9.00%	7.00%	5.25%	4.25%	4.00%	4.00%
	Range of upside scenarios	11.25%	12.00%	12.00%	11.00%	9.50%	8.00%	6.75%	6.00%	5.50%
	Range of downside scenarios	11.25%	9.75%	7.75%	5.75%	4.50%	3.50%	3.25%	3.25%	3.25%
Exchange Rate (USD/CLP)	Base scenario	3.77	3.68	3.58	3.49	3.40	3.40	3.40	3.40	3.40
	Range of upside scenarios	3.41	3.25	3.08	2.91	2.75	2.78	2.82	2.86	2.89
	Range of downside scenarios	4.47	4.34	4.22	4.09	3.97	3.93	3.89	3.85	3.81

Criteria for Colombia

	As of December 31,
	2022	2023	2024
GDP growth
Base scenario	2.32	0.90	3.24
Range of upside scenarios	3.82	2.40	4.74
Range of downside scenarios	0.52	(0.90)	1.44
Unemployment rates
Base scenario	9.63	11.28	11.36
Range of upside scenarios	8.48	10.07	10.12
Range of downside scenarios	10.79	12.48	12.60
Benchmark interest rates
Base scenario	11.50	9.00	5.00
Range of upside scenarios	13.00	10.50	6.50
Range of downside scenarios	10.50	8.00	4.00
currency exchange rate
Base scenario	4,700	4,800	4,690
Range of upside scenarios	4,586	4,565	4,334
Range of downside scenarios	4,814	5,035	5,046
Consumer’s Price Index
Base scenario	11.80	7.20	3.50
Range of upside scenarios	12.10	7.86	4.52
Range of downside scenarios	11.50	6.54	2.48

Predicted relationships between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past 3 years.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-178

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 – Risk management, continued

Sensitivity analysis

The most significant assumptions affecting the ECL allowance, as indicated in the tables above by country, are as follows:

Chile:

●	Unemployment rate, given its impact on secured and unsecure borrowers’ ability to meet their contractual repayments.
●	Consumer’s Price Index (IPC), given its impact on housing prices, mortgage collateral valuations, and consumers purchasing power
●	Interbank interest rate, given its impact on companies’ likelihood of default
●	Copper Price, given its impact on national economy

Colombia:

●	GDP growth, given the significant impact on companies’ performance and collateral valuations
●	Unemployment rates, given its impact on secured and unsecure borrowers’ ability to meet their contractual repayments.
●	Interest rate, given its impact on companies’ likelihood of default
●	Exchange rates, given its impact on companies’ financial position and debt
●	Consumer’s Price Index (IPC), given its impact on housing prices and consumers purchasing power

Set out below are the changes to ECL as of December 31, 2022 that would result from reasonably possible changes in these parameters from the actual assumptions used in the Bank’s economic variable assumptions as set forth in the tables above for Base scenarios, upside scenarios, and downside scenarios.

ECL coverage of loans and accounts receivable at amortized cost subject to significant measurement uncertainty as of December 31, 2022	Chile	Colombia
	MCh$	MCh$
Reported ECL	713,815	182,158
Loans and accounts receivable at amortized cost	22,633,393	3,974,392

Reported Coverage (Reported ECL/ loans and accounts receivable at amortized cost)%	3.15	5.93
Consensus upside scenario (Upside scenario for ECL/ loans and accounts receivable at amortized cost)%	3.20	5.74
Consensus central scenario (Base scenario for ECL/ loans and accounts receivable at amortized cost)%	3.24	5.93
Consensus downside scenario (Downside scenario for ECL/ loans and accounts receivable at amortized cost)%	3.31	6.11

ECL coverage rates reflect the underlying observed credit defaults, the sensitivity to economic environment, extent of collateral and the effective maturity of the book.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-179

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 – Risk management, continued

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-180

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 – Risk management, continued

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

Credit quality

A detail by credit quality, which includes loans and accounts receivable from customers and interbank loans as of December 31, 2022 and 2021 is summarized as follows:

	As of December 31, 2022
Corporate	Stage 1	Stage 2	Stage 3	Totals corporate	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	164,599	—	—	164,599	0.62%	(58)	—	—	(58)	0.01%
A2	1,283,846	—	—	1,283,846	4.78%	(432)	—	—	(432)	0.05%
A3	2,646,632	—	—	2,646,632	9.86%	(5,208)	—	—	(5,208)	0.58%
A4	4,828,668	—	—	4,828,668	17.99%	(36,522)	—	—	(36,522)	4.08%
A5	2,611,905	—	—	2,611,905	9.73%	(46,620)	—	—	(46,620)	5.20%
A6	834,088	35,084	—	869,172	3.24%	(16,575)	—	—	(16,575)	1.85%
B1	—	395,348	—	395,348	1.47%	—	(6,383)	—	(6,383)	0.71%
B2	—	94,155	—	94,155	0.35%	—	(8,412)	—	(8,412)	0.94%
B3	—	101,704	—	101,704	0.38%	—	(4,627)	—	(4,627)	0.52%
B4	—	86,054	—	86,054	0.32%	—	(11,805)	—	(11,805)	1.32%
C1	—	—	170,088	170,088	0.63%	—	—	(3,403)	(3,403)	0.38%
C2	—	—	31,602	31,602	0.12%	—	—	(3,160)	(3,160)	0.35%
C3	—	—	249,441	249,441	0.93%	—	—	(62,360)	(62,360)	6.96%
C4	—	—	186,982	186,982	0.70%	—	—	(74,793)	(74,793)	8.35%
C5	—	—	24,279	24,279	0.09%	—	—	(15,782)	(15,782)	1.76%
C6	—	—	48,415	48,415	0.18%	—	—	(43,574)	(43,574)	4.86%
Subtotals corporate	12,369,738	712,345	710,807	13,792,890	51.39%	(105,415)	(31,227)	(203,072)	(339,714)	37.92%

	As of December 31, 2021
Corporate	Stage 1	Stage 2	Stage 3	Totals corporate	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	104,887	—	—	104,887	0.42%	(45)	—	—	(45)	0.01%
A2	623,613	—	—	623,613	2.52%	(337)	—	—	(337)	0.04%
A3	2,456,274	—	—	2,456,274	10.64%	(5,729)	—	—	(5,729)	0.60%
A4	4,398,475	—	—	4,398,475	18.49%	(42,196)	—	—	(42,196)	4.45%
A5	2,717,332	—	—	2,717,332	11.69%	(26,295)	—	—	(26,295)	2.77%
A6	—	1,114,466	—	1,114,466	4.13%	—	(36,245)	—	(36,245)	3.82%
B1	—	563,250	—	563,250	1.90%	—	(10,564)	—	(10,564)	1.11%
B2	—	240,106	—	240,106	0.59%	—	(13,190)	—	(13,190)	1.39%
B3	—	106,425	—	106,425	0.43%	—	(11,219)	—	(11,219)	1.18%
B4	—	93,647	—	93,647	0.38%	—	(19,119)	—	(19,119)	2.02%
C1	—	—	149,838	149,838	0.38%	—	—	(3,205)	(3,205)	0.24%
C2	—	—	98,318	98,318	0.15%	—	—	(5,020)	(5,020)	0.47%
C3	—	—	469,581	469,581	1.65%	—	—	(126,748)	(126,748)	13.06%
C4	—	—	249,938	249,938	0.76%	—	—	(92,541)	(92,541)	9.60%
C5	—	—	42,253	42,253	0.17%	—	—	(34,403)	(34,403)	3.60%
C6	—	—	128,830	128,830	0.50%	—	—	(127,706)	(127,706)	14.13%
Subtotals corporate	10,300,581	2,117,894	1,138,758	13,557,233	54.80%	(74,602)	(90,337)	(389,623)	(554,562)	58.49%

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-181

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 – Risk management, continued

	As of December 31, 2022
Collectively assessed portfolio	Stage 1	Stage 2	Stage 3	Total collective	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Commercial loans	301,043	1,911,285	451,803	2,664,131	10.01%	20,821	(95,730)	(106,576)	(181,485)	20.25%
Mortgage loans	6,448,104	430,563	151,943	7,030,610	26.41%	(17,048)	(57,929)	(25,867)	(100,844)	11.26%
Consumer loans	2,627,477	398,561	94,116	3,120,154	11.70%	(91,892)	(113,345)	(68,694)	(273,931)	30.57%
Subtotals collectively assessed portfolio	9,376,624	2,740,409	697,862	12,814,895	48.12%	(88,119)	(267,004)	(201,137)	(556,260)	62.08%
Totals portfolio	21,746,362	3,452,754	1,408,669	26,607,785	100.00%	(193,534)	(298,231)	(404,209)	(895,974)	100.00%

	As of December 31, 2021
Collectively assessed portfolio	Stage 1	Stage 2	Stage 3	Total collective	Percentage	Stage 1	Stage 2	Stage 3	Totals allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Commercial loans	1,511,692	470,765	132,980	2,115,437	8.55%	(2,100)	(92,410)	(31,957)	(126,467)	13.34%
Mortgage loans	5,815,884	314,060	115,027	6,244,971	25.23%	(14,156)	(44,636)	(18,506)	(77,298)	8.18%
Consumer loans	2,424,540	338,799	62,380	2,825,719	11.42%	(68,129)	(77,522)	(43,834)	(189,485)	19.99%
Subtotals collectively assessed portfolio	9,752,116	1,123,624	310,387	11,186,127	45.20%	(84,385)	(214,568)	(94,297)	(393,250)	41.51%
Totals portfolio	20,052,697	3,241,518	1,449,145	24,743,360	100.00%	(158,987)	(304,905)	(483,920)	(947,812)	100.00%

The table below provides an analysis of the gross carrying amount of loans and advances to customers by past due:

	As of December 31, 2022
	Less than 30 days overdue	Between 30 and 89 days overdue	More than 90 days overdue	Total overdue
	MCh$	MCh$	MCh$	MCh$
Interbank loans	—	—	—	—
Loans and accounts receivable from customers
Commercial loans	284,090	133,044	388,894	806,028
Mortgage loans	153,414	66,640	72,371	292,425
Consumer loans	135,619	83,905	64,235	283,759
Totals	573,123	283,589	525,500	1,382,212

	As of December 31, 2021
	Less than 30 days overdue	Between 30 and 89 days overdue	More than 90 days overdue	Total overdue
	MCh$	MCh$	MCh$	MCh$
Interbank loans	—	—	—	—
Loans and accounts receivable from customers
Commercial loans	156,006	97,039	361,084	614,129
Mortgage loans	120,581	44,845	66,865	232,291
Consumer loans	123,263	52,812	36,872	212,947
Totals	399,850	194,696	464,821	1,059,367

An analysis for the movement of the allowance for losses during the year by individual and group portfolio is included in Note 10, letter c.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-182

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 – Risk management, continued

Maximum Exposure to Credit Risk

For financial assets recognized in the Consolidated Statements of Financial Position, exposure to credit risk is equal to their book value. For the financial guarantees granted, the maximum exposure to credit risk is the maximum amount that the Bank would have to pay if the guarantee were called.

The following table shows the Bank’s maximum credit risk exposure by financial asset as of December 31, 2022 and 2021 for different balance sheet items, including derivatives, without deducting real guarantees or other credit enhancements received:

	Maximum Exposure as of December 31, 2022
	Balance sheet asset				Off-balance sheet			Collateral
	Notes	Gross amounts	Allowances	Net amounts	Gross amounts	Allowances	Net amounts	Cash	Non-cash	Net exposure
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial instruments at fair value through other comprehensive income	11	3,735,593	(303)	3,735,290	—	—	—	—	—	3,735,290
Loans and accounts receivable at amortized cost	10	26,607,785	(895,974)	25,711,811	8,079,306	(41,701)	8,037,605	—	40,425,951	(6,676,535)
Commercial loans		16,457,021	(521,199)	15,935,822	8,079,306	(41,701)	8,037,605	—	24,738,775	(765,348)
Mortgage loans		7,030,610	(100,844)	6,929,766	—	—	—	—	14,495,586	(7,565,820)
Consumer loans		3,120,154	(273,931)	2,846,223	—	—	—	—	1,191,590	1,654,633
Financial instruments at amortized cost	11	1,013,977	(34)	1,013,943	—	—	—	—	—	1,013,943
Investments under resale agreements	7	162,774	—	162,774	—	—	—	—	162,774	—
Financial derivative contracts	8	3,756,340	—	3,756,340	—	—	—	480,231	—	3,276,109
Interbank loans, net	9	46,441	(319)	46,122	—	—	—	—	—	46,122
Other assets	15	629,683	—	629,683	—	—	—	—	—	629,683
Totals		35,952,593	(896,630)	35,055,963	8,079,306	(41,701)	8,037,605	480,231	40,588,725	2,024,612

	Maximum Exposure as of December 31, 2021
	Balance sheet asset				Off-balance sheet			Collateral
	Notes	Gross amounts	Allowances	Net amounts	Gross amounts	Allowances	Net amounts	Cash	Non-cash	Net exposure
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial instruments at fair value through other comprehensive income	11	3,661,101	(651)	3,660,450	—	—	—	—	—	3,660,450
Loans and accounts receivable at amortized cost	10	24,743,360	(947,812)	23,795,548	7,859,923	(30,589)	7,829,334	—	36,923,332	(5,298,450)
Commercial loans		15,672,670	(681,029)	14,991,641	7,859,923	(30,589)	7,829,334	—	23,438,657	(617,682)
Mortgage loans		6,244,971	(77,298)	6,167,673	—	—	—	—	12,265,482	(6,097,809)
Consumer loans		2,825,719	(189,485)	2,636,234	—	—	—	—	1,219,193	1,417,041
Financial instruments at amortized cost	11	187,582	(127)	187,455	—	—	—	—	—	187,455
Investments under resale agreements	7	606,178	—	606,178	—	—	—	—	606,178	—
Financial derivative contracts	8	2,980,926	—	2,980,926	—	—	—	196,012	—	2,784,914
Interbank loans, net	9	80,907	(353)	80,554	—	—	—	—	—	80,554
Other assets	15	810,521	—	810,521	—	—	—	—	—	810,521
Totals		33,070,575	(948,943)	32,121,632	7,859,923	(30,589)	7,829,334	196,012	37,529,510	2,225,444

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-183

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 - Risk management, continued

A summary for the allowances for loan losses is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Loans and accounts receivable at amortized cost	(895,974)	(947,812)
Interbank loans, net	(319)	(353)
Provisions for contingent loans risk	(41,701)	(30,589)
Total allowances	(937,994)	(978,754)

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific Notes.

The following table displays the concentration of credit risk by industry for the loan portfolio:

		As of December 31,
		2022			2021
		Maximum	Maximum		Maximum	Maximum
		gross	net		gross	net
	Note	exposure	exposure (1)%		exposure	exposure (1)%
		MCh$	MCh$		MCh$	MCh$
Manufacturing		1,912,316	1,867,788	7.19%	1,295,321	1,154,825	5.24%	%
Mining		353,951	350,880	1.33%	429,591	422,314	1.74%	%
Electricity, gas and water		822,666	797,103	3.09%	922,455	805,948	3.73%	%
Agriculture and livestock		473,306	461,226	1.78%	537,337	517,723	2.17%	%
Forestry and wood extraction		121,727	118,991	0.46%	64,186	62,506	0.26%	%
Fishing		57,706	55,551	0.22%	19,657	18,781	0.08%	%
Transport		1,069,824	1,052,044	4.02%	867,096	797,904	3.50%	%
Communications		115,733	112,269	0.43%	49,002	46,451	0.20%	%
Construction		2,250,918	2,212,576	8.46%	1,917,901	1,884,123	7.75%	%
Commerce		2,563,194	2,426,240	9.63%	2,288,011	2,138,150	9.25%	%
Services		4,326,025	4,222,680	16.26%	4,143,076	4,026,551	16.74%	%
Others		2,389,655	2,328,367	8.98%	3,139,037	3,116,365	12.69%	%
Subtotal commercial loans	10 a)	16,457,021	16,005,715	61.85%	15,672,670	14,991,641	63.35%	%
Consumer loans	10 a)	7,030,610	6,993,090	26.42%	2,825,719	2,636,236	11.41%	%
Mortgage loans	10 a)	3,120,154	2,904,982	11.73%	6,244,971	6,167,671	25.24%	%
Totals		26,607,785	25,903,787	100.00%	24,743,360	23,795,548	100.00%	%
(1)	Net of allowances

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-184

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 - Risk management, continued

Guarantees and Other Credit Enhancements

In order to mitigate credit risk, guarantees have been established in favor of the Bank, credit enhancements and other actions that mitigate total exposure.

The main types of guarantees provided by customers are as follows:

For loans to companies, the main guarantees are:	For loans to individuals, the main guarantees are:
- Machinery and/or equipment	- Urban plots or land
- Buildings for specific purposes under construction
- Agricultural land
- Maritime ships and aircrafts
- Mining infrastructure
- Inventory
- Agricultural assets
- Industrial assets
- Biological assets
- Other warranties

The guarantees taken by the Bank to ensure the collection of the rights reflected in its loan portfolios are mortgage-type guarantees (urban and rural properties, agricultural land, ships and aircraft, mining claims and other assets) and pledges (inventory, agricultural assets , industrial assets, plantations and other pledged assets).

ii) Financial Risk

●	Definition and Principles of Financial Risk Management

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

●	Market Risk:

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

The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

●	Currency Risk

Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are:

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-185

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 - Risk management, continued

• Trading Book Positions in foreign currency (MX).

• Currency mismatches between the assets and liabilities of the Banking Book.

• Currency flow mismatches.

• Structural positions, generated by consolidating the financial statements, assets and liabilities denominated in currencies other than the Chilean peso registered in branches and subsidiaries abroad.

The foregoing means that movements in exchange rates can generate volatility in both the Bank’s net income and equity. This effect is known as "translation risk"

●	Inflation Risk and Indexes Adjuntments Risk

The risk of readjustment is the exposure due to changes in the units or indexes of readjustment (such as UF, UVR or others) defined in national or foreign currency, in which some of the instruments, contracts or other operations registered in the balance with such characteristics.

●	Interest Rate Risk

Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank's economic value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned on the dates of re-pricing and by currency. This methodology facilitates the detection of interest risk concentrations in the different terms.

All balance sheet and off balance sheet items are broken down into their cash flows and assigned to repricing and maturity buckets. In the case of those accounts that do not have a contractual maturity, an internal model is used to estimate their durations and interest rate sensitivities.

The exposures presented above correspond to the present values resulting from:

●     Model contract flows according to their behaviors that affect market risk exposure. Example: prepayment, renewal, etc.

●     Discounting the cash flows of instruments accounted for at amortized cost by the opportunity cost.

●     Discounting the cash flows of instruments accounted for through mark to market at market rates.

●	Volatility Risk

In addition to the exposure related to the underlying asset, buying or selling options has other risks. These risks arise from the non-linear relationship between the gains or losses generated by options and the prices of the underlying factors, as well as from the exposure to changes in the price volatility of the underlying asset, among other factors.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-186

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 - Risk management, continued

●	Liquidity Risk

Liquidity Risk is the exposure of the Bank's and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

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

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

-	The liquidation of positions, when it so decides, to occur without significant losses.
-	The commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.
-	The Bank to avoid fines or regulatory penalties for not complying with regulations.

iii) Financial Risk Management

We define financial risk management as the process of identifying the risks to which the Institution is exposed, quantifying those risks and then managing them according to the Bank’s risk appetite and business objectives. The above implies an active monitoring of the risks, studying their evolution over time. The risk management process can be broken down into the following stages:

●	Identification of Financial Risks

Financial Risk Management has a high-level technical team that constantly monitors the activities of the Bank and its subsidiaries to identify, quantify and control financial risks. In addition, the Bank’sTreasury function acts as the first line of defense playing a key role in the detection of risks. Banco Itaú Chile has a structure in place that facilitates this risk identification role by maintaining independence in its activities as well as actively participating in the creation / modification of products.

●	Quantification and Control of Exposure to Financial Risk

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-187

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 - Risk management, continued

The metrics, by type of risk, used to quantify the exposures are detailed below:

●	Metrics and limits of Market Risk

Taking into account the complexity and relevance of the portfolios managed by Banco Itaú Chile different instruments have been established to control market risks, according to the characteristics of the financial products of the Trading Book and Banking Book

The following are the regulatory and internal metrics used for the monitoring and control of market risk:

●	Market Risk Metrics and Limits for the Trading and Banking Portfolio

The Bank´s measures regulatory exposures in line with the standardized methodologies established by the Central Bank (Chapter III B-2 Standard of measurement and control of market risk for Banks", of the Compendium of Financial Regulations), supplemented by the CMF in Chapter 12 21 “Measurement and control of market risks rules”, which correspond to the methodologies standardized by the Basel Committee to quantify the market risk exposures of the Trading and Banking Books.

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

The Bank must permanently observe these limits and report them to the CMF, also reporting monthly on the consolidated risk position, including subsidiaries and branches abroad.

Below is the consumption of the regulatory market risk limit, specifically for the Trading Portfolio as of December 31, 2022, 2021 and 2020.

	As of December 31,
Limit consumption	2022	2021	2020
Market risk exposure (MRE)	58.66%	65.63%	83.34%

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-188

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 - Risk management, continued

The following table details regulatory limit consumption for market risk, as a percentage of the limit calculated based on the rules indicated above, specifically for the Banking Book as of December 31, 2022, 2021 and 2020:

	As of December 31,
Limit consumption	2022	2021	2020
Short-term exposure to interest rate risk	32.62%	47.21%	62.99%
Long-term exposure to interest rate risk	6.45%	23.21%	63.86%

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 the Bank has complied with all regulatory requirements and limits, as well as with all financial covenants, such as risk weighed capital adequacy ratio, single borrower exposure, aggregate large exposure, concentration risk, equity to assets ratio, coverage ratio of provisions, among others.

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

The Bank in turn calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect risk concentrations. The VaR metrics are complemented by stress testing taking into account prospective, historical and standardized scenarios.Although the Value at Risk model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered

●

It does not take into account the expected loss in the event that the return on the portfolio is above the confidence level defined in the VaR. That is, in the case of the Bank it does not reflect what happens in the 1% of the queue. This is mitigated with the stress measures detailed below.

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-189

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 - Risk management, continued

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

Interest rate scenarios - Chile (basis points – 0.01%)

The interest rate shock scenarios on income accounting average +58 basis points in the case of the UVR factor and US dollar yield, and +153 basis points for the COP risk-free factor.

In the case of interest rate shocks associated with fair value accounting in other comprehensive income, the shock also averages +58 basis points in the case of the UVR factor and US dollar yield, and +153 basis points for the COP risk-free factor.

Interest rate scenarios - Colombia (basis points – 0.01%)

The interest rate shock scenarios on income accounting average +58 basis points in the case of the UVR factor and US dollar yield, and +153 basis points for the COP risk-free factor.

In the case of interest rate shocks associated with fair value accounting in other comprehensive income, the shock also averages +58 basis points in the case of the UVR factor and US dollar yield, and +153 basis points for the COP risk-free factor.

Chile exchange rate scenarios

As of December 31, 2022 for the exchange rate impact scenarios, in results, in fair value accounting in other comprehensive income, and in equity, the worst case shock would imply a change of -24.75% in the Chilean peso vs US dollar exchange rate, and a change of -7.23% in the COP vs US dollar exchange rate.

As of December 31, 2021 for the exchange rate impact scenarios, in results, in fair value accounting in other comprehensive income, and in equity, the worst case shock would imply a change of +9.66% in the Chilean peso vs US dollar exchange rate, and a change of +7.81% in the COP vs US dollar exchange rate.

Colombia exchange rate scenarios

As of December 31, 2022 for the exchange rate impact scenarios, in results, in fair value accounting in other comprehensive income, and in equity, the worst case shock would imply a change of +5.64% in the COP vs US dollar exchange rate.

As of December 31, 2021 for the exchange rate impact scenarios, in results, in fair value accounting in other comprehensive income, and in equity, the worst case shock would imply a change of +6.78% in the COP vs US dollar exchange rate.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-190

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 - Risk management, continued

Impact on P&L derived from sensitivity analysis

The following table presents the impact of the movements or reasonably likely scenarios explained above applied to positions in the Trading Book that affect the P&L (net income from financial operations, net foreign exchange gains/losses and interest margin, as applicable) as of December 31, 2022, 2021 and 2020.

	As of December 31,
Potential impact on P&L	2022	2021	2020
	MCh$	MCh$	MCh$
CLP rate risk	(12,333)	(1,679)	(8,403)
Derivatives	(12,333)	(1,679)	(8,403)
Debt instruments	—	—	—
CLF rate risk	(3,648)	(7,248)	(8,488)
Derivatives	(3,648)	(7,248)	(8,488)
Debt instruments	—	—	—
COP rate risk	12,267	829	(3,104)
Derivatives	12,267	5,469	(2,508)
Debt instruments	—	(4,640)	(596)
UVR rate risk	8	(30,766)	(133)
Derivatives	8	—	3
Debt instruments	—	(30,766)	(136)
USD rate risk	(4,203)	(12,000)	(2,648)
Other currencies rate risk	(35)	(16)	(249)
Total rate risk	(7,944)	(50,880)	(23,025)
Exchange rate risk	(1,626)	7	(163)
Options risk	3	5	16
Total impact	(9,567)	(50,868)	(23,172)

The following table presents the impact on the net interest margin of movements or reasonably likely scenarios on positions in the Accrual Book for the years ended December 31, 2022, 2021 and 2020:

	For the years ended December 31,
Potential impact on Accrual Book	2022	2021	2020
Interest rate shock sensitivity impact	10,488	(16,349)	(9,626)

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-191

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 - Risk management, continued

Impact on net equity derived from sensitivity analysis

As well as the effects on profit and loss of positions carried at fair value and at amortized cost, variations in market factors due to reasonably possible movements in interest rates and exchange rates also generate impacts on the equity accounts as a result of the possible variation in the market value of the investment portfolio at fair value/available-for-sale instruments and of the cash flow hedge and net foreign investment portfolios, which are presented in the following table:

	For the years ended December 31,
	2022			2021			2020
Potential Impact	DV01	Impact of Change in		DV01	Impact of Change in		DV01	Impact of Change in
on FVTOCI	(+1 bp)	Interest Rate		(+1 bp)	Interest Rate		(+1 bp)	Interest Rate
	US$	MUS$	MCh$	US$	MUS$	MCh$	US$	MUS$	MCh$
CLP	(82,235)	(12.43)	(10,635)	(73,433)	(6.99)	(5,897)	(707,409)	(40.13)	(28,609)
CLF	38,676	(9.30)	(7,958)	43,232	(33.24)	(28,055)	(201,548)	(23.15)	(16,505)
COP	(25,265)	(4.15)	(4,186)	(65,627)	(5.36)	(4,525)	35,889	(8.13)	(5,780)
UVR	(25,947)	(2.53)	(2,553)	(83,203)	(6.96)	(5,875)	(36,520)	(3.88)	(2,755)
USD	(68,562)	(5.94)	(5,032)	(80,331)	(8.64)	(6,797)	(42,030)	(4.36)	(3,107)
Other	—	—	—	—	—	—	11,624	(0.59)	(419)
Total interest rate impact	(163,333)	(34.35)	(30,364)	(259,362)	(61.19)	(51,149)	(939,994)	(80.24)	(57,175)

	Impact due to changes in prices
Exchange rate	As of December 31, 2022		As of December 31, 2021
	ThUS$	MCh$	ThUS$	MCh$
USD	(31.19)	(26,689)	145.47	122,874
COP	(36.71)	(31,419)	—	—
Total risk exchange rate	(67.90)	(58,108)	145.47	122,874
Total impact	(102.25)	(88,472)	(211.14)	(150,497)

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-192

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 - Risk management, continued

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

●	Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions.
●	Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol;
●	Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control.

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

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-193

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 - Risk management, continued

Capital Management

The primary objectives of the Bank's capital management are to ensure compliance with regulatory requirements, maintain a strong credit rating and healthy capital ratios. During the years ended December 31, 2022 and 2021, the Bank has fully complied with the capital requirements.

In January 2019, Law No. 21,130 was issued, which modernizes the banking legislation with the objective of implementing the practices promoted at international level by the Basel III agreement, introducing amendments to the General Banking Law (hereinafter "LGB"). In order to implement the standards, the Financial Market Commission initiated the regulatory process for their implementation by incorporating amendments and new chapters to the Updated Compilation of Standards (hereinafter "RAN").

The application of the regulatory adjustments and exclusions from the capital base will be gradual, in accordance with the transitional provisions of Chapter 21-1, starting with a 15% discount on December 1, 2022, rising to 30% as of December 1, 2023, to 65% as of December 1, 2024, and reaching 100% as of December 1, 2025.

Assets are weighted according to risk categories as established in Chapter 21-6 "Determination of assets weighted by credit risk", Chapter 21-7 "Determination of assets weighted by market risk" and Chapter 21-8 "Standardized methodology for the computation of assets weighted by operational risk".

All derivative instruments traded outside of stock exchanges are considered in the determination of risk assets with a conversion factor on the notional values, thus obtaining the amount of exposure to credit risk (or "credit equivalent"). Off-balance sheet contingent credits are also considered as "credit equivalent" for their weighting, in accordance with the provisions of Chapter 21-6 of the RAN.

Regarding its implementation, the new regulation for solvency measurement purposes and regulatory minimum requirements will be effective as of December 1, 2021 and will be implemented gradually until it is fully established as of December 1, 2025.

Finally, on March 30, 2022, the Financial Market Commission (CMF in Spanish) informed the Bank of the result obtained in its annual review, in order to qualify the quality of a systemic bank at the local level. The Board of the CMF, with the prior favorable agreement of the Central Bank of Chile, determined to maintain Banco Itaú Chile rating as systemically important, determining in this regard a basic capital requirement on risk-weighted assets of 1%, in addition to the general minimum requirement of the article 66 of the LGB. As indicated in Chapter 21-1 of the RAN and the fifth transitory article of Law No. 21,130, the assigned position must be constituted by 25% no later than December 1, 2022.

In accordance with the General Banking Law (LGB), the Bank must maintain a minimum ratio of Cash Equity to Consolidated Risk-Weighted Assets of 8% in accordance with article 66 of the LGB, In addition to the above, it must maintain an additional core capital equivalent to 0.625% of its risk-weighted assets in accordance with article 66 bis of the General Banking Law, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions, However, as of the Bank's merger, the regulator determined that the resulting Bank's Cash Equity must consider an additional 2.0%, which in accordance with the transitory provisions of RAN 12-14 “Application of article 35 BIS of the General Banking Law” must be constituted in 75% as of December 1, 2021, Therefore, the Bank must maintain a minimum ratio of Capital Stock to Risk-Weighted Consolidated Assets of 10.13%, For purposes of determining these indicators, the Bank has applied the provisions of Chapter 21-1 "Shareholders' Equity for legal and regulatory purposes" of the RAN.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-194

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 - Risk management, continued

This way, the capital requirement determined as the minimum ratio of Cash Equity to Consolidated Risk-Weighted Assets is composed considering the regulatory minimum of 8% (article 66 General Banking Law), 25% of the Additional Core Capital of 2.5% determined by article 66 bis of the General Banking Law, equivalent to 0.625% and 75% of the Additional Cash Equity of 2.0% determined by article 35 bis of the General Banking Law and the transitory provisions of RAN 12-14 equivalent to 1.5%, totaling 10.125%, For purposes of determining these indicators, the Bank has applied the provisions of Chapter 21-1 "Shareholders' Equity for legal and regulatory purposes" of the RAN.

a) According to local regulations, as of December 31, 2022 the relation between assets and risk weighted assets based on Basel III is as follow:

			Global consolidated
No. Item		Note	As of December 31,
			2022	2021
			MCh$	MCh$
1	Total assets according to the statement of financial position, excluding financial derivative contracts		36,747,959	34,842,124
2	Investment in subsidiaries that are not consolidated	a	—	—
3	Assets discounted from regulatory capital, other than item 2	b	962,897	1,003,882
4	Credit equivalent	c	1,052,333	980,163
5	Contingent receivables	d	2,366,109	2,315,141
6	Assets arising from the intermediation of financial instruments	e	18,463	24,428
7	= (1-2-3+4+5-6) Total assets for regulatory purposes		39,185,041	37,109,118
8.a	Credit risk-weighted assets, estimated using standard methodology (APRC)	f	22,354,442	21,016,722
8.b	Credit risk-weighted assets, estimated according to internal methodology (APRC)	f	—	—
9	Assets weighted by market risk (APRM)	g	1,968,720	1,873,952
10	Assets weighted by operational risk (APRO)	h	2,465,791	1,990,014
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)		26,788,953	24,880,688
11.b	= (8.b/8.b+9+10) Risk-weighted assets, after application of the output floor (APR)		—	24,880,688
12	Equity attributable to equity holders of the Bank		3,320,109	3,277,800
13	Non-controlling interest	i	2,650	74,542
14	Goodwill	j	492,512	492,512
15	Excess minority investments	k	—	—
16	= (12+13-14-15) Common Equity Tier 1 Equivalent (CET1)		2,830,247	2,859,830
17	Additional deductions to common equity tier 1, other than item 2	l	39,553	—
18	= (16-17-2) Common equity common equity tier 1 (CET1)		2,790,694	2,859,830
19	Voluntary provisions (additional) incorporated as Additional Capital Tier 1 (AT1)	m	—	—
20	Subordinated bonds imputed as Additional Capital Tier 1 (AT1)	m	133,945	248,807
21	Preferred shares imputed as Additional Capital Tier 1 (AT1)		—	—
22	Bonds with no fixed term to maturity imputed to Additional Capital Tier 1 (AT1)		—	—
23	Discounts applied to AT1	l	—	—
24	= (19+20+21+22+22-23) Additional capital level 1 (AT1)		133,945	248,807
25	= (18+24) Tier 1 capital		2,924,639	3,108,637
26	Voluntary (additional) provisions imputed as Tier 2 capital (T2)	n	175,501	133,323
27	Subordinated bonds imputed as Tier 2 capital (T2)	n	986,760	794,520
28	= (26+27) Equivalent Tier 2 capital (T2)		1,162,261	927,843
29	Discount applied to T2	l	—	—
30	= (28-29) Tier 2 capital (T2)		1,162,261	927,843
31	= (25+30) Effective equity		4,086,900	4,036,480
32	Additional core capital required for the constitution of the conservation buffer	p	334,862	155,504

(a) Corresponds to the value of the investment in subsidiaries that are not consolidated. Applies only in local consolidation when the bank has subsidiaries abroad, and their value is fully deducted from assets and CET1. b) Corresponds to the value of the asset items that are deducted from regulatory capital, in accordance with the provisions of paragraph a) of Title No, 3 of Chapter 21 30 of the RAN, Item No Note Total assets, risk-weighted assets and components of effective equity according to Basel III-tem Description.

c) Corresponds to the credit equivalents of derivative instruments in accordance with paragraph (b) of title No, 3 of Chapter 21 30 of the RAN.

d) Corresponds to the contingent exposures as established in paragraph c) of title No, 3 of Chapter 21 30 of the RAN.

e) Corresponds to the assets from the intermediation of financial instruments in its own name on behalf of third parties, which are within the bank's consolidation perimeter, as established in paragraph (c) of Title No, 3 of Chapter 21 30 of the RAN.

f) Corresponds to the assets weighted by credit risk, estimated according to RAN Chapter 21 6, If the bank is not authorized to apply  internal methodologies, it must report field 8,b with zero and add 8,a in field 11,a, If it has the authorization, it must add 8.b in 11.a.

g) Corresponds to the assets weighted by market risk, estimated according to Chapter 21 7 of the RAN.

h) Corresponds to the assets weighted by market risk, estimated according to Chapter 21 8 of the RAN.

i) Corresponds to the non-controlling interest, according to the level of consolidation, up to 20% of the owners' equity.

j) Assets corresponding to goodwill.

k) Corresponds to the balances of the assets of investments in companies other than business support companies that do not participate in the consolidation, in excess of 5% of the owners' equity.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-195

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 36 - Risk management, continued

l) In the case of CET1 and T2, banks must estimate the equivalent value for each level of capital, as well as that obtained by fully applying Chapter 21 1 of the RAN, Then, the difference between the equivalent value and the fully applied value must be weighted by the discount factor in effect at the reporting date according to the transitional provisions of Chapter 21 1 of the RAN, and reported in this row, In the case of AT1, discounts are applied directly if any.

m) Provisions and subordinated debentures imputed to additional tier 1 capital (AT1), as established in Chapter 21 2 of the RAN.

n) Provisions and subordinated debentures imputed to the equivalent definition of Tier 2 capital (T2), as established in Chapter 21 1 of the RAN.

o) In accordance with the transitory provisions, as of December 1, 2022, the solvency requirements will also be made at the local consolidated level, reporting the figures at this level in this column, Bank without subsidiaries abroad should not fill in these data.

p) Corresponds to the additional core capital (CET1) for the constitution of the conservation buffer, as established in Chapter 21 12 of the RAN.

q) Corresponds to the additional core capital (CET1) for the constitution of countercyclical buffer, as established in Chapter 21 12 of the RAN.

r) Corresponds to the additional basic capital (CET1) for banks qualified as systemic, as established in Chapter 21 11 of the RAN.

s) Corresponds to the additional capital for the evaluation of the adequacy of the effective equity (Pillar 2) of the bank, as established in Chapter 21 13 of the RAN.

b) Below are the solvency indicators and regulatory compliance indicators according to Basel III (in % with two decimals).

			Global consolidated
No. Item	Solvency ratios and regulatory compliance ratios according to Basel III	Note	As of December 31,
			2022	2021
			%	%
1	Leverage ratio (T1_I18/T1_I7)		7.12	7.71
3	Common equity tier 1 ratio (T1_I18/T1_I11.b)		10.42	11.49
5	Tier 1 capital ratio (T1_I25/T1_I11.b)		10.92	12.49
6	Capital Adequacy ratio (T1_I31/T1_I11.b)		15.26	16.22
7	Solvency rating (Level A, B or C)	a	A	A
	Regulatory compliance ratios for solvency
8	Voluntary (additional) provisions imputed in Tier 2 capital (T2) in relation to APRCs (T1_I26/(T1_I8.a or 8.b))	b	0.79	0.63
9	Subordinated bonds imputed in tier 2 capital (T2) in relation to common equity tier 1(CET1)	c	35.36	27.78
10	Additional tier 1 capital (AT1) relative to common equity tier 1 (CET1) (T1_I24/T1_I18)	d	4.80	8.70
11	Voluntary (additional) provisions and subordinated debentures that are imputed to Additional Tier 1 capital (AT1) in relation to RWA ((T1_I19+T1_I20)/T1_I11.b)	e	0.50	1.00

a) In the case of leverage, the minimum level is 3.0% without prejudice to the additional requirements for systemic banks that could be set according to the provisions of Chapter 21-30 of the RAN, In the case of basic capital, the bank must consider a limit of 4.5% of risk-weighted assets (RWA), In addition, and if applicable, the bank must add the current systemic charge according to the transitory provisions and the Pillar 2 requirement that was defined at this level of capital, In the case of new banks that have not paid 400,000 UF in paid capital, they must add 2% to their minimum requirement in accordance with article 51 of the LGB, This value decreases to 1.0% if the capital paid is above 600,000 UF but less than 800,000 UF, In the case of Tier 1 capital, the bank must consider a value of 6% as a minimum requirement and the Pillar 2 charge that has been defined at this level of capital, Finally, at the effective equity level, the bank must consider 8% of the RWA as a minimum requirement, Additional charges must be added to said value for Pillar 2, systemic bank and those indicated in article 51 of the LGB for new banks

b) The capital buffer deficit must be estimated in accordance with the provisions of Chapter 21-12 of the RAN, This value defines the restriction on the distribution of dividends if it were positive, according to the provisions of the Chapter mentioned above, In the case of effective equity, the value of the current conservation and countercyclical buffer must be added according to transitory provisions at the date of the report, the value defined in note a), even when there is a requirement by article 35 bis of the LGB,

c) If the bank had a current effective equity requirement by article 35 bis of the LGB, it must report its value in this cell in accordance with the transitory provisions,

d) (Corresponds to the solvency classification as established in Article 61 of the General Banking Law,

e) Limit of 1.25%, if the bank uses standard methodologies (field T1_8,a), or 0.625% if the bank uses internal methodologies (field T1_8 8,b), in the estimate of the APRC,

f) Subordinated bonds imputed to Tier 2 capital must not exceed 50% of Common Equity Tier 1 (CET1), taking into account the discounts applied to these instruments according to Chapter 21-1, instruments according to Chapter 21-1 of the RAN,

g) Additional tier 1 capital (AT1) cannot exceed 1/3 of ordinary tier 1 capital (CET1),

h) The additional provisions and subordinated bonds imputed to AT1 cannot exceed 1.0% of the RWAs as of December 1, 2021, This value will decrease by 0.5% annually in accordance with the transitory provisions of Chapter 21-2 of the RAN,

In accordance with the transitory provisions, as of December 1, 2022, the solvency requirements will also be made at the local consolidated level, reporting the figures at this level in this column, Bank without subsidiaries abroad should not fill in these data.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-196

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 37 - Maturity of assets and liabilities

The main assets grouped by maturity, including interest accrued as of December 31, 2022 and 2021, are detailed as follows:

	As of December 31, 2022
			Over 1 month	Over 3 months	Over between
	On demand	Up to	less than	up to	1 and	Over 3 up to	More than	Total
		1 month	3 months	1 year	3 years	5 years	5 years
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	3,058,752	—	—	—	—	—	—	3,058,752
Cash in process of collection	494,994	—	—	—	—	—	—	494,994
Financial instruments at fair value through profit or loss	—	70,691	114,966	27,045	108,572	34,187	116,822	472,283
Financial instruments at fair value through other comprehensive income	—	373,392	35,143	2,703,627	347,255	80,034	195,839	3,735,290
Loans and accounts receivable from customers at amortized cost (2)	763,244	2,445,096	2,899,311	5,420,706	4,500,613	2,968,541	7,610,274	26,607,785
Commercial loans	254,229	2,239,491	2,533,861	4,314,030	2,939,871	1,767,626	2,407,913	16,457,021
Mortgage loans	4,454	46,031	89,558	342,707	838,428	796,516	4,912,916	7,030,610
Consumer loans	504,561	159,574	275,892	763,969	722,314	404,399	289,445	3,120,154
Financial instruments at amortized cost	—	(141,884)	16,105	127,091	731,179	237,965	43,487	1,013,943
Investments under resale agreements	—	150,490	12,284	—	—	—	—	162,774
Financial derivative contracts held for hedge accounting	—	15,162	15,813	66,337	9,476	17,809	13,951	138,548
Financial derivatives contracts held for trading	—	194,495	189,086	464,743	769,906	566,391	1,433,171	3,617,792
Interbank loans (1)	—	20,433	8,261	17,428	—	—	—	46,122
Subtotal	4,316,990	3,127,875	3,290,969	8,826,977	6,467,001	3,904,927	9,413,544	39,348,283

Liabilities
Cash in process of being cleared	456,947	—	—	—	—	—	—	456,947
Obligations under repurchase agreements	—	354,074	14	—	—	—	—	354,088
Deposits and other demand liabilities	5,555,185	—	—	—	—	—	—	5,555,185
Time deposits and other time liabilities	314,829	4,738,021	3,079,014	3,260,930	762,345	164,548	383,966	12,703,653
Financial derivative contracts held for hedge accounting	—	461	97,331	25,204	12,878	24,076	58,783	218,733
Financial derivatives contracts held for trading	—	211,116	157,721	471,691	743,983	550,042	1,291,588	3,426,141
Interbank borrowings	—	246,742	241,425	1,135,442	2,979,900	37,550	87,264	4,728,323
Lease obligations	—	2,008	3,667	16,416	39,249	22,807	10,428	94,575
Debt instruments issued	—	100	(4,470)	326,101	1,354,462	1,525,199	3,346,415	6,547,807
Financial instruments of regulatory capital issued	—	—	18,754	—	147,150	—	1,097,265	1,263,169
Other financial liabilities	—	126,090	97,153	89,654	46,676	—	—	359,573
Subtotal	6,326,961	5,678,612	3,690,609	5,325,438	6,086,643	2,324,222	6,275,709	35,708,194

(1)     Interbank loans are presented gross. The amount of allowances corresponds to MCh$320.

(2)    Loans and accounts receivable from customers at amortized cost are presented gross. Allowances by loan type are detailed as follows: Commercial

MCh$521,199; Mortgage MCh$100,844; and Consumer MCh$273,931.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-197

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 37 - Maturity of assets and liabilities, continued

	As of December 31, 2021
			Over 1 month	Over 3 months	Over between
	On demand	Up to	less than	up to	1 and	Over 3 up to	More than	Total
		1 month	3 months	1 year	3 years	5 years	5 years
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	3,473,792	—	—	—	—	—	—	3,473,792
Cash in the process of collection	438,496	—	—	—	—	—	—	438,496
Financial instruments at fair value through profit or loss	—	95,418	50,828	405	34,355	85,360	66,358	332,724
Financial instruments at fair value through other comprehensive income	—	1,348,862	636,668	99,850	423,463	993,381	158,226	3,660,450
Loans and accounts receivable from customers at amortized cost (2)	1,060,782	1,539,155	1,821,251	3,105,660	6,223,999	2,839,755	8,152,758	24,743,360
Commercial loans	348,052	1,474,186	1,686,244	2,560,603	4,905,237	1,581,190	3,117,158	15,672,670
Mortgage loans	167	31,510	51,243	230,337	664,169	635,113	4,632,432	6,244,971
Consumer loans	712,563	33,459	83,764	314,720	654,593	623,452	403,168	2,825,719
Financial instruments at amortized cost	—	43,806	12,272	96,327	27,587	7,463	—	187,455
Investments under resale agreements	—	428,079	111,148	66,951	—	—	—	606,178
Financial derivative contracts held for hedge accounting	—	25,349	13,444	35,768	3,296	2,739	2,527	83,123
Financial derivatives contracts held for trading	—	117,859	98,339	335,306	806,607	877,843	661,849	2,897,803
Interbank loans (1)	—	80,554	—	—	—	—	—	80,554
Subtotal	4,973,070	3,679,082	2,743,950	3,740,267	7,519,307	4,806,541	9,041,718	36,503,935

Liabilities
Cash in process of being cleared	424,358	—	—	—	—	—	—	424,358
Obligations under repurchase agreements	—	465,842	164	—	—	—	—	466,006
Deposits and other demand liabilities	7,576,095	—	—	—	—	—	—	7,576,095
Time deposits and other time liabilities	314,373	4,572,769	2,087,560	2,342,260	326,276	152,633	301,572	10,097,443
Financial derivative contracts held for hedge accounting	—	11,305	45,617	29,100	44,566	4,883	32,774	168,245
Financial derivatives contracts held for trading	—	66,530	143,133	323,721	620,192	591,023	1,012,743	2,757,342
Interbank borrowings	—	171,624	132,457	1,420,184	3,137,074	45,985	11,099	4,918,423
Lease obligations	—	4,847	4,808	15,707	41,933	27,501	20,748	115,544
Debt instruments issued	—	90,750	32,551	389,571	980,552	1,552,661	2,563,710	5,609,795
Financial instruments of regulatory capital issued	—	—	—	5,448	165,936	—	981,661	1,153,045
Other financial liabilities	—	42,435	—	—	—	—	—	42,435
Subtotal	8,314,826	5,426,102	2,446,290	4,525,991	5,316,529	2,374,686	4,924,307	33,328,731

(1)    Interbank loans are presented gross. The amount of allowances corresponds to MCh$353.

(2)  Loans and accounts receivable from customers at amortized cost are presented gross. Allowances by loan type are detailed as follows: Commercial

MCh$681,029; Mortgage MCh$77,298; and Consumer MCh$189,485.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-198

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 38 - Foreign currency position

In the Consolidated Statements of Financial Position as of December 31, 2022 and 2021, assets and liabilities are included in local and foreign currency, as well as inflation-indexation adjustable and adjustable by the variation of the exchange rate, for the amounts indicated below:

							Other	Exchange rate
As of December 31, 2022	Note	CLP (1)	UF	USD	COP	EUR	currencies	adjustable	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5a)	1,472,359	—	1,387,738	149,163	35,730	13,762	—	3,058,752
Cash items in process of collection	5b)	339,559	—	148,960	5	4,414	2,056	—	494,994
Financial instruments at fair value through profit or loss	6	419,077	—	53,206	—	—	—	—	472,283
Financial instruments at fair value through other comprehensive income	11	3,028,865	72,754	494,180	139,491	—	—	—	3,735,290
Loans and accounts receivable at amortized cost	10	7,526,343	10,665,565	3,920,269	3,547,452	51,346	836	—	25,711,811
Financial instruments at amortized cost	11	302,886	383,948	—	327,109	—	—	—	1,013,943
Investments under resale agreements	7	63,154	—	—	99,620	—	—	—	162,774
Investments in companies		5,695	—	5,886	—	3	—	—	11,584
Financial derivative contracts	8	2,347,490	195,800	728,250	346,251	—	—	—	3,617,791
Financial derivative contracts held for hedge accounting		75,651	—	62,897	—	—	—	—	138,548
Interbank loans, net	9	—	—	25,537	20,585	—	—	—	46,122
Intangible assets	13	663,991	—	230	29,569	—	—	—	693,790
Property, plant, and equipment	14	46,080	—	709	13,407	—	—	—	60,196
Right-of-use asset under lease agreements	15	69,416	—	6,144	13,979	—	—	—	89,539
Current taxes	16	50,690	—	—	37,663	—	—	—	88,353
Deferred taxes	16	181,556	—	19,274	73,782	—	—	—	274,612
Other assets	17	207,238	4,765	358,481	53,219	5,664	3	314	629,684
Other non-current assets held for sale	17	12,175	—	114	8,411	—	—	—	20,700
TOTAL ASSETS		16,812,225	11,322,832	7,211,875	4,859,706	97,157	16,657	314	40,320,766

Deposits and other demand liabilities	18	2,819,429	27,427	809,882	1,880,225	15,362	2,860	—	5,555,185
Cash in process of being cleared	5b)	136,813	—	302,819	9	16,947	369	—	456,957
Obligations under repurchase agreements	7	288,446	—	8,119	57,523	—	—	—	354,088
Time deposits and other time liabilities	18	7,567,423	1,394,752	1,982,901	1,758,575	1	—	1	12,703,653
Financial derivative contracts	8	2,422,978	138,312	704,894	159,957	—	—	—	3,426,141
Financial derivative contracts held for hedge accounting		201,537	—	—	17,196	—	—	—	218,733
Interbank borrowings	19	3,007,284	35,085	940,440	721,414	23,269	831	—	4,728,323
Debt instruments issued	20	679,521	5,445,284	—	423,002	—	—	—	6,547,807
Financial instruments of regulatory capital issued		—	1,070,933	147,291	44,945	—	—	—	1,263,169
Other financial liabilities	20	57,014	—	302,559	—	—	—	—	359,573
Lease contracts liabilities	15	408	73,191	6,267	14,519	—	—	190	94,575
Current taxes	16	—	—	—	77	—	—	—	77
Deferred taxes	16	—	—	—	—	—	—	—	—
Provisions	21	176,255	—	30,484	80,395	—	—	—	287,134
Other liabilities	22	454,116	119,968	377,288	52,924	3,266	—	—	1,007,562
Liabilities directly associated with non-current assets held for sale	22	—	—	—	—	—	—	—	—
TOTAL LIABILITIES		17,811,224	8,304,952	5,612,944	5,210,761	58,845	4,060	191	37,002,977
Assets (liabilities) net		(998,999)	3,017,880	1,598,931	(351,055)	38,312	12,597	123	3,317,789

(1)    Includes transactions denominated in foreign currencies but that are settled in pesos.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-199

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 38 - Foreign currency position, continued

							Other	Exchange rate
As of December 31, 2021	Note	CLP (1)	UF	USD	COP	EUR	currencies	adjustable	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5a)	1,308,118	—	1,822,747	287,922	32,213	22,392	—	3,473,392
Cash items in process of collection	5b)	211,686	—	222,843	347	3,354	266	—	438,496
Financial instruments at fair value through profit or loss	6	91,817	—	—	240,907	—	—	—	332,724
Financial instruments at fair value through other comprehensive income	11	2,012,758	301,897	980,339	365,456	—	—	—	3,660,450
Loans and accounts receivable at amortized cost	10	6,079,741	9,799,322	3,578,507	4,302,474	26,371	—	9,133	23,795,548
Financial instruments at amortized cost	11	451,099	321,291	(772,390)	187,455	—	—	—	187,455
Investments under resale agreements	7	171,810	—	—	434,368	—	—	—	606,178
Investments in companies		9,152	—	—	—	—	—	—	9,152
Financial derivative contracts	8	2,254,395	126,280	564,013	30,538	5,700	—	—	2,980,926
Interbank loans, net	9	—	—	52,505	28,049	—	—	—	80,554
Intangible assets	13	663,373	—	130	35,841	—	—	—	699,344
Property, plant, and equipment	14	39,507	—	433	31,993	—	—	—	71,933
Right-of-use asset under lease agreements	15	86,240	—	5,723	18,818	—	—	—	110,781
Current taxes	16	18,871	—	1,713	37,600	—	—	—	58,184
Deferred taxes	16	181,998	—	15,942	74,271	—	—	—	272,211
Other assets	17	224,814	4,421	516,165	56,492	8,361	—	268	810,521
Other non-current assets held for sale	17	11,916	—	—	478	—	—	—	12,394
TOTAL ASSETS		13,817,295	10,553,211	6,988,670	6,133,009	75,999	22,658	9,401	37,600,243

Deposits and other demand liabilities	18	3,717,926	21,624	896,088	2,914,776	25,136	545	—	7,576,095
Cash in process of being cleared	5b)	231,391	—	182,202	—	10,640	125	—	424,358
Obligations under repurchase agreements	7	212,356	—	—	253,650	—	—	—	466,006
Time deposits and other time liabilities	18	6,233,732	509,868	2,045,906	1,307,928	8	—	1	10,097,443
Financial derivative contracts	8	2,194,964	118,170	540,656	60,400	11,397	—	—	2,925,587
Interbank borrowings	19	3,007,242	—	1,721,424	117,239	837	71,681	—	4,918,423
Debt instruments issued	20	888,333	5,094,916	144,078	635,513	—	—	—	6,762,840
Other financial liabilities	20	42,435	—	—	—	—	—	—	42,435
Lease contracts liabilities	15	483	86,120	6,778	22,047	—	—	116	115,544
Current taxes	16	393	—	—	939	—	—	—	1,332
Deferred taxes	16	—	—	—	—	—	—	—	—
Provisions	21	158,779	—	2,177	74,391	—	—	—	235,347
Other liabilities	22	215,662	244,572	190,511	55,889	2,978	—	—	709,612
Liabilities directly associated with non-current assets held for sale	22	—	—	—	—	—	—	—	—
TOTAL LIABILITIES		16,903,696	6,075,270	5,729,820	5,442,772	50,996	72,351	117	34,275,022
Assets (liabilities) net		(3,086,401)	4,477,941	1,258,850	690,237	25,003	(49,693)	9,284	3,325,221

(1)    Includes transactions denominated in foreign currencies but that are settled in pesos.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-200

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 39 - Subsequent events

Extraordinary Shareholders’ Meeting

The Extraordinary Shareholders’ Meeting of Itaú Corpbanca was held on January 19, 2023, at which the following main resolutions were adopted:

(a) Amending (i) Article 1 of the Bylaws, in order to change the business name of the Bank to "BANCO ITAÚ CHILE", and to add the trade name "ITAÚ CHILE", maintaining the current "BANCO ITAÚ" and "ITAÚ” names; (ii) Article 9 of the Bylaws, in order to reduce the number of directors from eleven to seven; (ii) Article 9 of the Bylaws, to reduce the number of regular directors from eleven to seven; to reduce the number of alternate directors from two to one; and to modify the procedure for appointing replacement directors in case of vacancy; and (iii) Articles 12 and 21 of the Bylaws, regarding the procedure for calling Board meetings and electing its members.

The aforementioned amendments will become effective as of the date of the resolution of the Financial Market Commission (the "CMF") approving the amendments to the by-laws agreed upon at the Meeting. The Bank’s Board of Directors shall call a Shareholders’ Meeting to be held within 60 days from the date of the CMF resolution approving the amendments, in order to elect the seven regular members and the alternate member of the Board. The members of the Board serving at the date of the resolution of the CMF approving the amendments will remain in their functions and the Board will operate with the quorums applicable prior to the amendments, until the Bank’s Shareholders’ Meeting called pursuant to the foregoing has elected the seven regular members and one alternate member of the Board of Directors;

(b) Decreasing the number of shares in which the share capital is divided from 973,517,871,202 to 216,347,305, without modifying the Bank’s subscribed and paid-in capital amount (the “Reverse Stock Split”).

Each of the Bank’s shareholders shall receive in exchange one new share for every 4,500 shares of the Bank held at midnight on the business day prior to the day on which the amendments to the Bank’s by-laws relating to the capital agreed at the Meeting become effective. Therefore, for each share held, the shareholder will receive 0.00022222222222222 new shares (the "Exchange Ratio"), which means that of the 216,347,305 new shares into which the share capital is divided, a backup package of 10,000 shares has been reserved, which is not considered in the numerical calculation of the Exchange Ratio (the "Backup Shares"). The Backup Shares will be used as a buffer to cover any possible shortage of shares that may occur and that will not be covered by the remainder generated by fractions of shares not assigned by application of the Exchange Ratio, all to comply with the provisions of the regulations in force so that no shareholder loses its status as such due to the exchange.

Any shares remaining after completion of the exchange will be formally cancelled at an Extraordinary Shareholders’ Meeting that the Board of Directors shall call immediately following the next Ordinary Shareholders’ Meeting to be held after the date on which the exchange is completed.

If, at the time of the share exchange, a number of backup shares in excess of 10,000 shares is ultimately required for any cause or reason, the Reverse Stock Split will be deemed to have failed and the Board of Directors - in addition to providing that this situation be reported by means of an Essential Event and adopting all other resolutions, formalities and actions required in connection with this matter - will call a new Extraordinary Shareholders’ Meeting to, among other matters that may be appropriate, annul the amendments to the Bank's bylaws relating to capital agreed at the Shareholders’ Meeting.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-201

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 39 - Subsequent events, continued

At the date of the exchange, shareholders who hold a total number of shares in excess of 4,500 and other than a whole multiple of 4,500, shall be entitled to be compensated in cash by the Bank for any fraction of shares corresponding to them. For this purpose, a valuation criterion will be used that takes into account the highest of (i) the closing price of the stock transactions on the Santiago Stock Exchange on the day prior to the date of the share exchange and (ii) the weighted average price of the transactions registered in the Stock Exchanges during the period of 60 stock exchange business days between the 30 and 90 stock exchange business day prior to the date of the share exchange.

As a result of the foregoing, it was agreed to amend Transitory Articles 5 and 1 of the Bylaws, relating to the share capital.

The agreements referred to in this paragraph (b) shall become effective on the date on which the last of the following suspensive and copulative conditions are met: (i) that the CMF approves, via the appropriate resolution, the amendments to the bylaws approved at the Meeting; (ii) that the CMF register with the Securities Registry the 216,347,305 new shares to be issued pursuant to the approval of the Shareholders’ Meeting. (iii) that the country's Stock Exchanges record in their registries the date on which the material exchange of the new shares is to take place, after which the new shares may be traded in the local stock market, for which the Chief Executive Officer will formally inform said Stock Exchanges, with due notice and in the manner provided in the regulations issued for such purpose by the CMF;

(c) Approving a new text of the Bank's Bylaws that replaces the current Bylaws completely, which includes the amendments to the Bylaws adopted at the Shareholders’ Meeting, and which also contains changes to adapt the Bylaws to legal amendments; and

(d) Broadly empowering the Board of Directors and/or the Bank's Chief Executive Officer to resolve and implement all aspects, modalities, amendments, actions and details that may arise in connection with the resolutions adopted at the Meeting.

Change of Bank’s Name

By Resolution No. 2,215, issued on March 28, 2023, the Comisión para el Mercado Financiero approved the amendments to the by-laws of Itaú Corpbanca (the “Bank”) as resolved at the extraordinary general meeting of shareholders’ held on January 19, 2023, which, among other matters, resolved to change the name of the Bank to “Banco Itaú Chile”, and in turn modify and/or broaden its fantasy names to “Itaú”, “Itaú Chile” and “Banco Itaú”.

The certificate evidencing said resolution was registered in the Registro de Comercio of Santiago on April 3, 2023 and published in the Official Gazette on April 6, 2023.

Consequently, the process of amending the Bank’s by-laws regarding its change of name has been completed, with effect from the date of the aforementioned resolution, that is, on March 28, 2023.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-202

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 39 - Subsequent events, continued

Banco Itaú Chile announcing 2023 Annual General Shareholder’s Meeting Approvals

On April 20, 2023, Banco Itaú Chile informed by means of a significant event that the following resolutions, among others, were adopted at the Bank's Ordinary Shareholders' Meeting held on April 20, 2023:

1.- To renew in its entirety the Bank’s board of directors. Consequently, the following seven principal members and one alternate member were appointed, as provided in the Bank’s by-laws:

Board Members:

1. Diego Fresco Gutiérrez

2. Matias Granata

3. Milton Maluhy Filho

4. Pedro Paulo Giubbina Lorenzini

5. Pedro Samhan Escándar

6. Ricardo Villela Marino

7. Luis Octavio Bofill Genzsch

Alternate Board Member:

1. Rogerio Carvalho Braga

It is noted herein that the board members, Mr. Pedro Samhan Escándar and Mr. Luis Octavio Bofill Genzsch, were appointed as independent directors, as provided in Article 50 bis. of Law No. 18,046.

2.- To distribute a dividend equivalent to 30% of the distributable net income for the fiscal year 2022, which represents an aggregate amount of Ch$130,123,237,338, payable to the holders of the 973,517,871,202 validly issued shares of the Bank, who are entitled to receive dividends of Ch$0.1336629158920 per share. In addition, it was approved that the remaining 70% of the profits to be retained.

The dividends will be available to the shareholders as of from April 25, 2023. In this regard, shareholders who were registered in the Shareholders Registry at midnight on April 19, 2023, will have the right to receive dividends, that is, those who are registered in said registry 5 business days prior to the date of payment.

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-203

BANCO ITAÚ CHILE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Note 39 - Subsequent events, continued

Others

In the year between January 1st, 2023  and the date of issuance of these Consolidated Financial Statements, no other subsequent events have occurred that could significantly affect them.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer

Banco Itaú Chile and Subsidiaries – Consolidated Financial Statements – December 31, 2022	F-204